Form 20-F
period 2013-12-31
Navigator Holdings Ltd.
filed 2014-03-17
CIK 1581804

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number: 001-36202

NAVIGATOR HOLDINGS LTD.

(Exact Name of Registrant as Specified in Its Charter)

Republic of the Marshall Islands

(Jurisdiction of Incorporation or Organization)

21 Palmer Street

London, SW1H 0AD, United Kingdom

Telephone: +44 20 7340 4850

(Address of Principal Executive Offices)

Niall Nolan

Chief Financial Officer

21 Palmer Street

London, SW1H 0AD, United Kingdom

+44 20 7340 4850

Telephone: +44 20 7340 4852

Facsimile: +44 20 7340 4858

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on which Registered
Common Stock	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

55,326,765 Shares of Common Stock

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as Issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  ☐             Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

NAVIGATOR HOLDINGS LTD.

Presentation of Information in this Annual Report

This annual report on Form 20-F for the year ended December 31, 2013, or the “annual report,” should be read in conjunction with our consolidated financial statements and notes thereto included in this annual report. All references in this annual report to “Navigator Holdings,” “our,” “we,” “us” and the “Company” refer to Navigator Holdings PLC, an Isle of Man corporation, with regard to all periods prior to its redomiciliation in the Republic of the Marshall Islands, and to Navigator Holdings Ltd., a Marshall Islands corporation, with regard to all periods after its redomiciliation in the Republic of the Marshall Islands. All references in this annual report to our wholly-owned subsidiary “Navigator Gas L.L.C.” refer to Navigator Gas Transport PLC, an Isle of Man corporation, with regard to all periods prior to its redomiciliation in the Republic of the Marshall Islands, and to Navigator Gas L.L.C., a Marshall Islands limited liability company, with regard to all periods after its redomiciliation in the Republic of the Marshall Islands. As used in this annual report, unless the context indicates or otherwise requires, references to “our fleet” or “our vessels” (A) include (i) 23 vessels we owned as of December 31, 2013, or “our owned vessels,” (ii) four newbuildings expected to be delivered from Jiangnan Shipyard (Group) Co. Ltd. in China, or “Jiangnan,” between April and October of 2014, or the “2014 newbuildings,” (iii) four newbuildings expected to be delivered from Jiangnan between March and December of 2015, or the “2015 newbuildings” and (iv) two newbuildings expected to be delivered from Jiangnan in March and April 2016, or the “2016 newbuildings”; and (B) exclude (i) the chartered-in vessel that we have chartered-in through December 2014 and (ii) three newbuildings subject to options with Jiangnan which, if exercised, would be delivered in 2016, or the “option newbuldings.” As used in the annual report, (i) “WLR” refers to WL Ross & Co. LLC and (ii) the “WLR Group” refers to WLR and certain of its affiliated investment funds owning shares of our common stock, collectively.

Cautionary Statement Regarding Forward Looking Statements

Statements included in this annual report concerning plans and objectives of management for future operations or economic performance, or assumptions related thereto, including our financial forecast, contain forward-looking statements. In addition, we and our representatives may from time to time make other oral or written statements that are also forward-looking statements. Such statements include, in particular, statements about our plans, strategies, business prospects, changes and trends in our business and the markets in which we operate as described in this annual report. In some cases, you can identify the forward-looking statements by the use of words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Forward-looking statements appear in a number of places in this annual report. These risks and uncertainties include, but are not limited to:

•	future operating or financial results;

•	pending acquisitions, business strategy and expected capital spending;

•	operating expenses, availability of crew, number of off-hire days, drydocking requirements and insurance costs;

•	general market conditions and shipping market trends, including charter rates and factors affecting supply and demand;

•	our financial condition and liquidity, including our ability to obtain additional financing in the future to fund capital expenditures, acquisitions and other corporate activities;

•	estimated future capital expenditures needed to preserve our capital base;

•	our expectations about the receipt of our ten newbuildings and, if exercised, our option newbuildings, and the timing of the receipt thereof;

•	our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or the useful lives of our vessels;

i

•	our continued ability to enter into long-term, fixed-rate time charters with our customers;

•	changes in governmental rules and regulations or actions taken by regulatory authorities;

•	potential liability from future litigation;

•	our expectations relating to the payment of dividends; and

•	other factors discussed in Item 3D—Risk Factors of this annual report.

We expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. We make no prediction or statement about the performance of our common stock.

ii

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A.	Selected Financial Data

The following table presents selected historical financial data for the years ended December 31, 2011, 2012 and 2013, which has been derived from our audited consolidated financial statements included elsewhere in this annual report, and should be read together with and qualified in its entirety by reference to such audited consolidated financial statements.

The following table should be read together with “Item 5—Operating and Financial Review and Prospects.” The selected historical financial data reflects the earnings per share and dividends per share impact of our 3-for-1 stock split that was effected in the form of a stock dividend on October 29, 2013.

	Navigator Holdings
	Year Ended December 31,
	2011	2012	2013
	(in thousands, except per share data, fleet data and average daily results )
Income Statement Data:
Revenue	$88,875	$146,716	$238,337
Operating expenses:
Address and brokerage commissions	2,664	4,234	5,473
Voyage expenses	17,661	27,791	49,336
Costs of cargo sold	—	—	4,255
Charter-in costs	344	11,288	6,834
Vessel operating expenses	22,939	32,826	56,029
Depreciation and amortization	18,678	24,180	36,608
General and administrative costs	4,232	5,273	6,147
Other corporate expenses	1,166	1,402	3,496

Total operating expenses	67,684	106,994	168,178

Operating income	$21,191	$39,722	$70,159

Net interest expense	2,433	8,671	28,669

Income before income taxes	$18,758	$31,051	$41,490
Income taxes	108	515	506

Net income	$18,650	$30,536	$40,984

Earnings per share:
Basic and diluted	$0.60	$0.82	$0.89
Dividends per share:
Basic and diluted	$0.31	$0.06	$—
EBITDA(1)	$39,869	$63,902	$106,767
Balance Sheet Data (at end of period):
Cash and cash equivalents	$26,734	$140,870	$194,740
Total assets	524,793	832,254	1,325,226
Total liabilities	152,765	384,431	604,574
Total shareholders’ equity	372,028	447,823	720,652
Cash Flows Data:
Net cash provided by operating activities	$44,982	$54,962	$78,810
Net cash used in investing activities	(85,577)	(202,789)	(456,299)

	Navigator Holdings
	Year Ended December 31,
	2011	2012	2013
	(in thousands, except per share data, fleet data and average daily results )
Net cash provided by financing activities	51,086	261,963	431,358
Fleet Data:
Weighted average number of vessels(2)	8.3	12.7	19.6
Ownership days(3)	3,033	4,663	7,168
Available days(4)	3,033	4,663	7,044
Operating days(5)	2,955	4,641	6,544
Fleet utilization(6)	97.4%	99.5%	92.9%
Average Daily Results:
Time charter equivalent rate(7)	$24,098	$25,627	$28,262
Daily vessel operating expenses(8)	$7,632	$7,916	$8,115

(1)	EBITDA represents net income before net interest expense, income taxes and depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to consolidated net income or cash generated from operations, as determined by U.S. GAAP, and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is not a recognized measurement under U.S. GAAP.

EBITDA is included herein because it is a basis upon which we assess our financial performance and because we believe that it presents useful information to investors regarding a company’s ability to service and/or incur indebtedness and it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under U.S. GAAP. Some of these limitations are:

•	EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

•	EBITDA does not recognize the interest expense or the cash requirements necessary to service interest or principal payments on our debt;

•	EBITDA ignores changes in, or cash requirements for, our working capital needs; and

•	other companies in our industry may calculate EBITDA differently than we do, limiting its usefulness as a comparative measure.

Because of these limitations, EBITDA should not be considered a measure of discretionary cash available to us to invest in the growth of our business.

The following table sets forth a reconciliation of net income to EBITDA for the periods presented:

	Navigator Holdings
	Year Ended December 31,
	2011	2012	2013
	(in thousands)
Net income	$18,650	$30,536	$40,984
Net interest expense	2,433	8,671	28,669
Income taxes	108	515	506
Depreciation and amortization	18,678	24,180	36,608

EBITDA	$39,869	$63,902	$106,767

(2)	We calculate the weighted average number of vessels during a period by dividing the number of total ownership days during that period by the number of calendar days during that period.
(3)	We define ownership days as the aggregate number of days in a period that each vessel in our fleet has been owned by us. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenue and the amount of expenses that we record during a period.
(4)	We define available days as ownership days less aggregate off-hire days associated with scheduled maintenance, which includes major repairs, drydockings, vessel upgrades or special or intermediate surveys. We use available days to measure the aggregate number of days in a period that our vessels should be capable of generating revenues.
(5)	We define operating days as available days less the aggregate number of days that our vessels are off-hire for any reason other than scheduled maintenance. We use operating days to measure the aggregate number of days in a period that our vessels actually generate revenues.
(6)	We calculate fleet utilization by dividing the number of operating days during a period by the number of available days during that period. An increase in non-scheduled off-hire days would reduce our operating days, and therefore, our fleet utilization. We use fleet utilization to measure our ability to efficiently find suitable employment for our vessels.
(7)	Time charter equivalent rate, or “TCE rate,” is a measure of the average daily revenue performance of a vessel. TCE rate is a shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., time charters, voyage charters and COAs) under which the vessels may be employed between the periods. Our method of calculating TCE rate is to divide operating revenue (net of voyage expenses) by operating days for the relevant time period.
(8)	Daily vessel operating expenses are calculated by dividing vessel operating expenses by ownership days (excluding ownership days for chartered-in vessels) for the relevant time period.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

You should carefully consider the following risk factors together with all of the other information included in this annual report in evaluating an investment in our common stock. If any of the following risks were actually to occur, our business, financial condition, results of operations and cash flows could be materially adversely affected. In that case, the trading price of our common stock could decline, and you could lose all or part of your investment.

Risks Related to Our Business

Charter rates for liquefied gas carriers are cyclical in nature.

The international liquefied gas carrier market is cyclical with attendant volatility in terms of profitability, charter rates and vessel values. The degree of charter rate volatility among different types of liquefied gas carriers has varied widely. Because many factors influencing the supply of, and demand for, vessel capacity are unpredictable, the timing, direction and degree of changes in the international liquefied gas carrier market are also unpredictable.

Future growth in the demand for our services will depend on changes in supply and demand, economic growth in the world economy and demand for liquefied gas product transportation relative to changes in worldwide fleet capacity. Adverse economic, political, social or other developments, including the return of the turmoil in the global financial system and economic crisis, could have a material adverse effect on world economic growth and thus on our business and results of operations.

The charter rates we receive will be dependent upon, among other things:

•	changes in the supply of vessel capacity for the seaborne transportation of liquefied gases, which is influenced by the following factors:

•	the number of newbuilding deliveries and the ability of shipyards to deliver newbuildings by contracted delivery dates and capacity levels of shipyards;

•	the scrapping rate of older vessels;

•	port and canal congestion; and

•	the number of vessels that are out of service, including due to vessel casualties.

•	changes in the level of demand for seaborne transportation of liquefied gases, which is influenced by the following factors:

•	the level of production of liquefied gases in net export regions such as Russia, North America, the Middle East and Africa;

•	the level of demand for liquefied gases in net import regions such as Asia, Europe, Latin America and India;

•	the level of internal demand for petrochemicals to supply integrated petrochemical facilities in net export regions;

•	a reduction in global or general industrial activity specifically in the plastics and chemical industry;

•	the prices of alternative fuels;

•	increases in the cost of petroleum and natural gas from which liquefied gases are derived;

•	prevailing global and regional economic conditions;

•	political changes and armed conflicts in the regions traveled by our vessels and the regions where the cargoes we carry are produced or consumed that interrupt production, trade routes or consumption of liquefied gases and the products made therefrom;

•	developments in international trade;

•	the distances between exporting and importing regions over which liquefied gases are to be moved by sea;

•	infrastructure to support seaborne liquefied gases, including pipelines, railways and terminals;

•	the availability of alternative transportation means;

•	changes in seaborne and other transportation patterns;

•	changes in liquefied gas carrier prices; and

•	changes in environmental and other regulations that may limit the production or consumption of liquefied gases or the useful lives of vessels.

Adverse changes in any of the foregoing factors could have an adverse effect on our revenues, profitability, liquidity, cash flow and financial position.

We are partially dependent on voyage charters in the spot market, and any decrease in spot charter rates in the future may adversely affect our earnings.

We currently operate a fleet of 24 vessels, including one chartered-in vessel. Of those, eight vessels are employed in the spot market, exposing us to fluctuations in spot market charter rates.

We may employ additional vessels that we may acquire or charter-in the future in the spot market, including the ten newbuildings to be acquired for delivery by April 2016. Although spot chartering is common in our industry, the spot market may fluctuate significantly. The successful operation of our vessels in the competitive spot market depends upon, among other things, obtaining profitable spot charters and minimizing, to the extent possible, time spent waiting for charters and time spent traveling in ballast and to pick up cargo. The spot market is very volatile, and there have been periods when spot rates have declined below the operating cost of vessels. If future spot charter rates decline, we may be unable to operate our vessels trading in the spot market profitably or meet our obligations, including payments on indebtedness. Furthermore, as charter rates for spot charters are fixed for a single voyage which may last up to several weeks, during periods in which spot charter rates are rising, we will generally experience delays in realizing the benefits from such increases.

We may be unable to charter our vessels at attractive rates, which would have an adverse impact on our business, financial condition and operating results.

Payments under our charters represent substantially all of our operating cash flow. Our time charters expire on a regular basis. Furthermore, we anticipate receiving at least ten new vessels by April 2016 as a result of our acquisition of the newbuildings, none of which are currently subject to charters. If demand for liquefied gas carriers has declined at the time that our charters expire or vessels are received, we may not be able to charter our vessels at favorable rates or at all. In addition, while longer-term charters would become more attractive to us at a time when charter rates are declining, our customers may not want to enter into longer-term charters in such an environment. As a result, if our charters expire or vessels are received at a time when charter rates are declining, we may have to accept charters with lower rates or shorter terms than would be desirable. Furthermore, we may be unable to charter our vessels immediately after the expiration of their charters or after their receipt, resulting in periods of non-utilization for our vessels. Our inability to charter our vessels at favorable rates or terms or at all would adversely impact our business, financial condition and operating results. Please read “Item 4—Information on the Company—Business Overview—Our Fleet.”

If the demand for liquefied gases and the seaborne transportation of liquefied gases does not continue to grow, our business, financial condition and operating results could be adversely affected.

Our growth depends on continued growth in world and regional demand for liquefied gases and the seaborne transportation of liquefied gases, each of which could be adversely affected by a number of factors, such as:

•	increases in the demand for industrial and residential natural gas in areas linked by pipelines to producing areas, or the conversion of existing non-gas pipelines to natural gas pipelines in those markets;

•	increases in demand for chemical feedstocks in net exporting regions;

•	decreases in the consumption of petrochemical gases;

•	decreases in the consumption of LPG due to increases in its price relative to other energy sources or other factors making consumption of liquefied gas less attractive;

•	the availability of competing, alternative energy sources, transportation fuels or propulsion systems;

•	decreases in demand for liquefied gases resulting from changes in feedstock capabilities of petrochemical plants in net importing regions;

•	changes in the relative values of hydrocarbon and liquefied gases;

•	a reduction in global industrial activity, especially in the plastics and petrochemical industries, particularly in regions with high demand growth for liquefied gas, such as Asia;

•	adverse global or regional economic or political conditions, particularly in liquefied gas exporting or importing regions, which could reduce liquefied gas shipping or energy consumption;

•	changes in governmental regulations, such as the elimination of economic incentives or initiatives designed to encourage the use of liquefied gases over other fuel sources; or

•	decreases in the capacity of petrochemical plants and crude oil refineries worldwide or the failure of anticipated new capacity to come online.

Reduced demand for liquefied gases and the seaborne transportation of liquefied gases would have a material adverse effect on our future growth and could adversely affect our business, financial condition and operating results.

The expected growth in the supply of petrochemical gases, including ethylene, available for seaborne transport may not materialize, which would deprive us of the opportunity to obtain premium charters for petrochemical cargoes.

Charter rates for petrochemical gas cargoes are often higher than those for LPG, with charter rates for ethylene historically commanding an additional premium. While we believe that growth in production at petrochemical production facilities and regional supply and pricing imbalances will create opportunities for us to transport petrochemical gas cargoes, including ethylene, factors that are beyond our control may cause the supply of petrochemical gases available for seaborne transport to remain constant or even decline. For example, a significant portion of any increased production of petrochemicals in export regions may be used to supply local facilities that use petrochemicals as a feedstock rather than exported via seaborne trade. If the supply of petrochemical gases available for seaborne transport does not increase, we will not have the opportunity to obtain the premium charter rates associated with petrochemical gas cargoes, including ethylene, and our expectations regarding the growth of our business may not be met.

The market values of our vessels may fluctuate significantly. This could cause us to incur a loss, which could adversely affect our business, financial condition and operating results.

The market value of liquefied gas carriers fluctuates. While the market values of our vessels have increased since the recent economic slowdown, they still remain below the historic high levels prior to the economic slowdown. In addition, they are subject to the potential significant fluctuations depending on a number of factors including: general economic and market conditions affecting the shipping industry, prevailing charter rates, competition from other shipping companies, other modes of transportation, other types, sizes and age of vessels, applicable governmental regulations and the cost of newbuildings.

In addition, when vessel prices are considered to be low, companies not usually involved in shipping may make speculative vessel orders, thereby increasing the supply of vessel capacity, satisfying demand sooner and potentially suppressing charter rates.

Also, if the book value of a vessel is impaired due to unfavorable market conditions or a vessel is sold at a price below its book value, we would incur a loss that could have a material adverse effect on our business, financial condition and operating results.

Furthermore each of our loan agreements and bond agreement have covenants relating to asset values, whereby if vessel values were to reduce to below those set out in the covenants, a breach would occur and cause the loan amounts to be immediately repayable. This could have a material adverse effect on our business, financial condition and operating results.

Over the long term, we will be required to make substantial capital expenditures to preserve the operating capacity of, and to grow, our fleet.

We must make substantial capital expenditures over the long term to maintain the operating capacity and expansion of our fleet in order to preserve our capital base.

We estimate that drydocking expenditures can cost up to $2.0 million per vessel per drydocking, although these expenditures could vary significantly from quarter to quarter and year to year and could increase as a result of changes in:

•	the location and required repositioning of the vessel;

•	the cost of labor and materials;

•	customer requirements;

•	the size of our fleet;

•	the cost of replacement vessels;

•	length of charters;

•	governmental regulations and maritime self-regulatory organization standards relating to safety, security or the environment; and

•	competitive standards.

Furthermore, we intend to make substantial capital expenditures to increase the size of our fleet. We have agreed to purchase 10 newbuildings for an aggregate of $502.7 million, comprised of the four 2014 newbuildings from Jiangnan for $49.9 million per vessel, the four 2015 newbuildings from Jiangnan for an average of $45.5 million per vessel and the two 2016 newbuildings from Jiangnan for $44.0 million and $77.4 million, respectively, for each vessel. As of December 31, 2013, we had made aggregate payments to Jiangnan of $58.1 million. We also have options to build three additional newbuildings for delivery from Jiangnan in 2016 at $77.4 million per vessel.

We have fully financed the construction of the 2014 newbuildings through a combination of debt and equity financings. We plan to use cash on hand together with future credit facilities to fund the construction of the 2015 newbuildings, the 2016 newbuildings and, if the options are exercised, the option newbuildings.

Our ability to obtain bank financing or to access the capital markets for future debt or equity offerings in order to finance the expansion of our fleet may be limited by our financial condition at the time of any such financing or offering as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond our control. Our failure to obtain the funds for future capital expenditures could limit our ability to expand our fleet. Even if we are successful in obtaining necessary funds, the terms of such financings may significantly increase our interest expense and financial leverage and issuing additional equity securities may result in significant shareholder dilution. Please read “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Liquidity and Cash Needs.”

We may be unable to make, or realize the expected benefits from, acquisitions and the failure to successfully implement our growth strategy through acquisitions could adversely affect our business, financial condition and operating results.

Our growth strategy includes selectively acquiring existing liquefied gas carriers or newbuildings and investing in complementary assets. Factors such as competition from other companies, many of which have significantly greater financial resources than we do, could reduce our acquisition and investment opportunities or cause us to pay higher prices.

Any existing vessel or newbuilding we acquire (including the 2014 newbuildings, the 2015 newbuildings, the 2016 newbuildings and, if exercised, the option newbuildings) may not be profitable at or after the time of acquisition and may not generate cash flow sufficient to cover the cost of acquisition. Market conditions at the time of delivery of any newbuildings or vessels acquired free of charter may be such that charter rates are not favorable and the revenue generated by such vessels is not sufficient to cover their purchase prices.

In addition, our acquisition and investment growth strategy exposes us to risks that could adversely affect our business, financial condition and operating results, including risks that we may:

•	fail to realize anticipated benefits of acquisitions, such as new customer relationships, cost savings or increased cash flow;

•	not be able to obtain charters at favorable rates or at all;

•	be unable to hire, train or retain qualified shore and seafaring personnel to manage and operate our growing business and fleet or engage a third-party technical manager to do the same;

•	fail to integrate investments of complementary assets or vessels in capacity ranges outside our current operations in a profitable manner;

•	not have adequate operating and financial systems in place as we implement our expansion plan;

•	decrease our liquidity through the use of a significant portion of available cash or borrowing capacity to finance acquisitions;

•	significantly increase our interest expense or financial leverage if we incur additional debt to finance acquisitions;

•	incur or assume unanticipated liabilities, losses or costs associated with the business or vessels acquired; or

•	incur other significant charges, such as impairment of goodwill or other intangible assets, asset devaluation or restructuring charges.

Unlike newbuildings, existing vessels typically do not carry warranties as to their condition. While we inspect existing vessels prior to purchase, such an inspection would normally not provide us with as much knowledge of a vessel’s condition as we would possess if it had been built for us and operated by us during its life. Repairs and maintenance costs for existing vessels are difficult to predict and may be substantially higher than for vessels we have operated since they were built. These costs could decrease our cash flow and reduce our liquidity.

From time to time, we may selectively pursue new strategic acquisitions or ventures we believe complementary to our seaborne transportation services and any strategic transactions that are a departure from our historical operations could present unforeseen challenges and result in a competitive disadvantage relative to our more-established competitors.

We may pursue strategic acquisitions or investment opportunities we believe complementary to our core business of owning and operating handysize liquefied gas carriers and the transportation of LPG, petrochemical gases and ammonia. Such ventures may include, but are not limited to, expanding the types of cargo we carry and/or ventures involved in the distribution, mixing and/or storage of liquefied gas cargoes. While we have general knowledge and experience in the seaborne transportation services industry, we have no meaningful operating history outside of the ownership and operation of handysize liquefied gas carriers and the transportation of LPG, petrochemical gases and ammonia.

Any investments we pursue outside of our historical provision of seaborne transportation services could result in unforeseen operating difficulties and may require significant financial and managerial resources that would otherwise be available for the ongoing operation and growth of our fleet.

We may face several factors that could impair our ability to successfully execute these acquisitions or investments including, among others, the following:

•	delays in obtaining regulatory approvals, licenses or permits from different governmental or regulatory authorities, including environmental permits;

•	unexpected cost increases or shortages in the equipment, materials or labor required for the venture, which could cause the venture to become economically unfeasible; and

•	unforeseen engineering, design or environmental problems.

Any of these factors could delay any such acquisitions or investment opportunities and could increase our projected capital costs. If we are unable to successfully integrate acquisitions or investments into our historical business, any costs incurred in connection with these projects may not be recoverable. If we experience delays, cost overruns, or changes in market circumstances, we may not be able to demonstrate the commercial viability of such acquisitions or investment opportunities or achieve the intended economic benefits, which would materially and adversely affect our business, financial condition and results of operations.

Operations outside of the United States expose us to political, governmental and economic instability, which could adversely affect our business, financial condition and operating results.

Because our operations are primarily conducted outside of the United States, we may be affected by economic, political and governmental conditions in the countries where we engage in business or where our vessels are registered. Any disruption caused by these conditions could adversely affect our business, financial condition and operating results. We derive some of our revenues from transporting gas cargoes from, to and within politically unstable regions. Conflicts in these regions have included attacks on ships and other efforts to disrupt shipping. In addition, vessels operating in some of these regions have been subject to piracy. Hostilities or other political instability in regions where we operate or may operate could have a material adverse effect on our business, financial condition and operating results. In addition, tariffs, trade embargoes and other economic sanctions by the United States or other countries against countries where we engage in business as a result of terrorist attacks, hostilities or other events may limit trading activities with those countries, which could also harm our business. Finally, a government could requisition one or more of our vessels, which is most likely during a war or national emergency. Any such requisition would cause a loss of the vessel and would harm our business, financial condition and operating results.

The geopolitical risks associated with chartering vessels to Indonesian and Venezuelan state-owned corporations are significant and could have an adverse impact on our business, financial condition and operating results.

PT Pertamina (Persero), or “Pertamina,” is a state-owned corporation of the Republic of Indonesia. Pertamina currently employs three of our vessels. Petróleos de Venezuela S.A., or “PDVSA,” is a state-owned corporation of the Bolivarian Republic of Venezuela. PDVSA currently employs two of our vessels. Collectively, our charters with Pertamina and PDVSA generated approximately 20.1% of our revenues for the year ended December 31, 2013. Our vessels that are chartered to Pertamina and PDVSA are subject to various risks, including (i) loss of revenue, property or equipment as a result of expropriation, nationalization, changes in laws, exchange controls, war, insurrection, civil unrest, strikes or other political risks, (ii) being subject to foreign laws and legal systems and the exclusive jurisdiction of Indonesian or Venezuelan courts or tribunals and (iii) the unilateral renegotiation of contracts and changes in laws and policies governing the operations of foreign companies in Indonesia or Venezuela. In addition, if a contract dispute arises it may be difficult for us to enforce our contractual rights against either Pertamina or PDVSA, as it may claim sovereign immunity against judgments from foreign courts. As a result, we are subject to significant economic uncertainty associated with doing business with state-owned corporations. We cannot predict how government policies may change under the current or any future Indonesian or Venezuelan administration, and future government policies could have a substantial adverse impact on our business, financial condition and operating results.

We depend to a significant degree upon third-party managers to provide technical management services for our fleet.

We subcontract the majority of the technical management of our fleet, including crewing, maintenance and repair, to third-party technical managers, BSSM and NMM. Our technical managers, in turn, contract with one or more manning agents for the provision of crews for our vessels. Although we have subcontracted the technical management of portions of our fleet to BSSM since 2001 and NMM since 2009, our agreements with them are subject to annual renewal and may be terminated by us or our technical managers with three months’ notice. The loss of services of one or both of our technical managers or a failure to perform their obligations could have an adverse effect on our business, financial condition and operating results. Although we may have rights against our technical managers if they were to default on their obligations, shareholders will have no recourse against our technical managers. In addition, if we were to lose the services of one or both of our technical managers, we may not be able to find replacement technical managers on terms as favorable as those currently in place.

The ability of our technical managers to continue providing services for our benefit will depend in part on their financial strength. Circumstances beyond our control could impair our technical managers’ financial strength. Because our technical managers are privately held, it is unlikely that information about their financial strength will be available. As a result, we might have little advance warning of problems that affect our technical managers, even though those problems could have a material adverse effect on us. Our inability to replace our technical managers or to successfully take over and perform the technical management of the vessels being managed by our technical managers would materially and adversely affect our business, financial condition and operating results.

An increase in fuel prices may adversely affect our charter rates for time charters and our cost structure for voyage charters and COAs.

The price and supply of bunker fuel are unpredictable and fluctuate based on events outside our control, including geopolitical developments, supply and demand for oil, actions by members of the Organization of the Petroleum Exporting Countries and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns and regulations. The price of bunker fuel has increased substantially, primarily as a result of increases in the price of crude oil and changing refinery industry dynamics. A significant portion of our revenues are generated by time charters, the terms of which require our customers to incur the cost of bunker fuel. However, our customers may be less willing to enter into charters under which they bear the full risk of bunker fuel price increases or may shorten the periods for which they are willing to make such commitments. Under voyage charters and COAs, we bear the cost of bunker fuel used to power our vessels. A substantial increase in bunker fuel prices would correspondingly increase our voyage expenses under any of our voyages charters or COAs, which may adversely affect our profitability. A substantial increase in the cost of bunker fuel may adversely affect our business, financial condition and operating results.

The required drydocking of our vessels could have a more significant adverse impact on our revenues than we anticipate, which would adversely affect our business, financial condition and operating results.

The drydocking of our vessels requires significant capital expenditures and results in loss of revenue while our vessels are off-hire. Any significant increase in the number of days of off-hire due to such drydocking or in the costs of any repairs could have a material adverse effect on our financial condition. Although we do not anticipate that more than one vessel will be out of service at any given time, we may underestimate the time required to drydock our vessels, or unanticipated problems may arise.

Our operating costs are likely to increase in the future as our vessels age, which would adversely affect our business, financial condition and operating results.

In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. As our vessels age, we will incur increased costs. Older vessels are typically less fuel-efficient and more costly to maintain than newer vessels due to improvements in engine technology. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations, including environmental, safety or other equipment standards related to the age of vessels may also require expenditures for alterations, or the addition of new equipment, to our vessels to comply. These laws or regulations may also restrict the type of activities in which our vessels may engage or limit their operation in certain geographic regions. We cannot assure you that, as our vessels age, market conditions will justify those expenditures or enable us to operate our vessels profitably during the remainder of their expected useful lives.

The loss or inability to operate any of our vessels would result in a significant loss of revenues and cash flow which would adversely affect our business, financial condition and operating results.

We do not carry loss of hire insurance. If, at any time, we cannot operate any of our vessels due to loss of the vessel, mechanical problems, lack of seafarers to crew a vessel, prolonged drydocking periods, loss of certification, the loss of any charter or otherwise, our business, financial condition and operating results will be materially adversely affected. In the worst case, we may not receive any revenues from any loss vessel, but we may be required to pay expenses necessary to maintain the vessel in proper operating condition.

An economic downturn could have a material adverse effect on our business, financial condition and operating results.

Future adverse economic conditions may lead to a decline in our customers’ operations or ability to pay for our services, which could result in decreased demand for our vessels. There has historically been a strong link between the development of the world economy and demand for energy, including liquefied gases. The world economy is currently facing a number of challenges. Concerns persist regarding the debt burden of certain Eurozone countries and their ability to meet future financial obligations and the overall stability of the euro. An extended period of adverse development in the outlook for European countries could reduce the overall demand for liquefied gases and have a negative impact on our customers. These potential developments, or market perceptions concerning these and related issues, could affect our business, financial condition and operating results.

Furthermore, a future economic slowdown could have an impact on our customers and/or suppliers including, among other things, causing them to fail to meet their obligations to us. Similarly, a future economic slowdown could affect lenders participating in our secured term loan facilities, making them unable to fulfill their commitments and obligations to us. Any reductions in activity owing to such conditions or failure by our customers, suppliers or lenders to meet their contractual obligations to us could adversely affect our business, financial condition and operating results.

Due to our lack of diversification, adverse developments in the seaborne liquefied gas transportation business could adversely affect our business, financial condition and operating results.

We rely exclusively on the cash flow generated from vessels that operate in the seaborne liquefied gas transportation business. Unlike many other shipping companies, which have vessels that can carry drybulk, crude oil and oil products, we depend exclusively on the transport of LPG, petrochemicals and ammonia. Due to our lack of diversification, an adverse development in the international liquefied gas shipping industry would have a significantly greater impact on our business, financial condition and operating results than it would if we maintained more diverse assets or lines of business.

Maritime claimants could arrest our vessels, which could interrupt our cash flow.

Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against that vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lienholder may enforce its lien by arresting a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could interrupt our cash flow and require us to pay large sums to have the arrest lifted.

In addition, in some jurisdictions, such as South Africa, under the “sister ship” theory of liability, a claimant may arrest both the vessel that is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert “sister ship” liability against all of the vessels in our fleet for claims relating to only one of our ships. The arrest of any of our vessels would adversely affect our business, financial condition and operating results.

We may experience operational problems with vessels that reduce revenue and increase costs.

Liquefied gas carriers are complex vessels and their operation is technically challenging. Marine transportation operations are subject to mechanical risks and problems. Operational problems may lead to loss of revenue or higher than anticipated operating expenses or require additional capital expenditures. Any of these results could adversely affect our business, financial condition and operating results.

A shortage of qualified officers makes it more difficult to crew our vessels and increases our operating costs. If a shortage were to develop, it could impair our ability to operate and have an adverse effect on our business, financial condition and operating results.

Our liquefied gas carriers require a technically skilled officer staff with specialized training. As the world liquefied gas carrier fleet and the liquefied natural gas, or “LNG,” carrier fleet continue to grow, the demand for such technically skilled officers has increased and could lead to a shortage of such personnel. If our technical managers were to be unable to employ such technically skilled officers, they would not be able to adequately staff our vessels and effectively train crews. The development of a deficit in the supply of technically skilled officers or an inability of our technical managers to attract and retain such qualified officers could impair our ability to operate and increase the cost of crewing our vessels and, thus, materially adversely affect our business, financial condition and operating results. Please read “Item 4—Information on the Company—Business Overview—Crewing and Staff.”

Compliance with safety and other vessel requirements imposed by classification societies may be very costly and could adversely affect our business, financial condition and operating results.

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the Safety of Life at Sea Convention. Our vessels are currently enrolled with Germanischer Lloyd, Lloyd’s Register or Det Norske Veritas. All of our vessels have been awarded International Safety Management certification.

As part of the certification process, a vessel must undergo annual surveys, intermediate surveys and special surveys. In lieu of a special survey, a vessel’s machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Twelve of the vessels in our existing fleet are on a planned maintenance system, or “PMS,” approval, and as such the classification society attends on-board once every year to verify that the maintenance of the on-board equipment is done correctly. The remaining ships are operating continuous management surveys. All of the vessels in our fleet have been qualified within its respective classification society for drydocking once every five years, subject to an intermediate underwater survey done using an approved diving company in the presence of a surveyor from the classification society. When gas carriers reach an age of 15 years, they must undergo hull / bottom surveys twice in each five-year cycle, with a maximum of 30 months between each underwater survey.

If any vessel does not maintain its class and/or fails any annual survey, intermediate survey or special survey, the vessel will be unable to trade between ports and will be unemployable. This would adversely affect our business, financial condition and operating results.

Our fleet includes sets of sister ships, which have identical specifications. As a result, any latent design or equipment defect discovered in one of our sister ships will likely affect all of the other vessels.

Our owned vessels consist of a number of sets of sister ships, ranging from two vessels to six vessels, and our newbuildings will consist of two sets of sister ships, except the 35,000 cbm 2016 newbuilding. The vessels in each set of sister ships were or will be built based on standard designs and are uniform in all material respects. Any latent design defects in one of the sister ships would likely affect all of its respective sister ships. We cannot assure you that latent defects will not be discovered in any of these vessels. In addition, all vessels that are sister ships have the same or similar equipment as all other such vessels. As a result, any equipment defect discovered in one vessel may affect one or all of the vessels that are sister ships with that vessel. Any disruptions in the operation of the vessels in our fleet, resulting from any such defects could adversely affect our business, financial condition and operating results.

Delays in deliveries of newbuildings or acquired vessels, or deliveries of vessels with significant defects, could harm our operating results and lead to the termination of any related charters that may be entered into prior to their delivery.

The delivery of any of the newbuildings we have ordered or may order or of any vessels we agree to acquire in the future could be delayed, which would delay our receipt of revenues under any future charters we enter into for the vessels. In addition, under some of the charters we may enter into for these newbuildings, if our delivery of a vessel to the customer is delayed, we may be required to pay liquidated damages in amounts equal to or, under some charters, almost double the hire rate during the delay. For prolonged delays, the customer may terminate the time charter, resulting in loss of revenues. The delivery of any newbuilding with substantial defects could have similar consequences.

Our receipt of newbuildings could be delayed because of many factors, including:

•	quality or engineering problems;

•	changes in governmental regulations or maritime self-regulatory organization standards;

•	work stoppages or other labor disturbances at the shipyard;

•	bankruptcy or other financial crisis of the shipbuilder;

•	a backlog of orders at the shipyard;

•	political or economic disturbances in the locations where the vessels are being built;

•	weather interference or catastrophic event, such as a major earthquake or fire;

•	our requests for changes to the original vessel specifications;

•	shortages of, or delays in the receipt of necessary construction materials, such as steel;

•	our inability to finance the purchase of the vessels; or

•	our inability to obtain requisite permits or approvals.

We do not carry delay of delivery insurance to cover any losses that are not covered by delay penalties in our construction contracts. As a result, if delivery of a vessel is materially delayed, it could adversely affect our business, financial condition and operating results.

Our growth depends on our ability to expand relationships with existing customers and obtain new customers, for which we will face substantial competition.

The process of obtaining new charters is highly competitive, generally involves an intensive screening process and competitive bids, and often extends for several months. Contracts are awarded based upon a variety of factors, including:

•	the operator’s industry relationships, experience and reputation for customer service, quality operations and safety;

•	the quality, experience and technical capability of the crew;

•	the operator’s relationships with shipyards and the ability to get suitable berths;

•	the operator’s construction management experience, including the ability to obtain on-time delivery of new vessels according to customer specifications;

•	the operator’s willingness to accept operational risks pursuant to the charter, such as allowing termination of the charter for force majeure events; and

•	the competitiveness of the bid in terms of overall price.

Our ability to obtain new customers will depend upon a number of factors, including our ability to:

•	successfully manage our liquidity and obtain the necessary financing to fund our growth;

•	attract, hire, train and retain qualified personnel and ship management companies to manage and operate our fleet;

•	identify and consummate desirable acquisitions, joint ventures or strategic alliances; and

•	identify and capitalize on opportunities in new markets.

We expect substantial competition for providing transportation services from a number of experienced companies. As a result, we may be unable to expand our relationships with existing customers or to obtain new customers on a profitable basis, if at all, which would have a material adverse effect on our business, financial condition and operating results.

The marine transportation industry is subject to substantial environmental and other regulations, which may limit our operations and increase our expenses.

Our operations are affected by extensive and changing environmental protection laws and other regulations and international treaties and conventions, including those relating to equipping and operating vessels and vessel safety. These regulations include the U.S. Oil Pollution Act of 1990, or “OPA 90,” the U.S. Clean Water Act, the U.S. Maritime Transportation Security Act of 2002 and regulations of the International Maritime Organization, or “IMO,” including the International Convention on Civil Liability for Oil Pollution Damage of 1969, as from time to time amended and generally referred to as the CLC, the IMO International Convention for the Prevention of Pollution from Ships of 1975, as from time to time amended and generally referred to as MARPOL, the International Convention for the Prevention of Marine Pollution of 1973, the IMO International Convention for the Safety of Life at Sea of 1974, as from time to time amended and generally referred to as SOLAS, the IMO International Convention on Load Lines of 1966, as from time to time amended, the International Management Code for the Safe Operation of Ships and for Pollution Prevention, or the “ISM Code,” and the International Convention on Civil Liability for Bunker Oil Pollution Damage, generally referred to as the Bunker Convention. We have incurred, and expect to continue to incur, substantial expenses in complying with these laws and regulations, including expenses for vessel modifications and changes in operating procedures. Additional laws and regulations may be adopted that could limit our ability to do business or further increase costs, which could harm our business. In addition, failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of operations. We may become subject to additional laws and regulations if we enter into new markets or trades.

In addition, we believe that the heightened environmental, quality and security concerns of the public, regulators, insurance underwriters and charterers will generally lead to additional regulatory requirements, including enhanced risk assessment and security requirements, greater inspection and safety requirements on all vessels in the marine transportation markets and possibly restrictions on the emissions of greenhouse gases from the operation of vessels. These requirements are likely to add incremental costs to our operations and the failure to comply with these requirements may affect the ability of our vessels to obtain and, possibly, collect on insurance or to obtain the required certificates for entry into the different ports where we operate.

Please read “Item 4—Information on the Company—Business Overview—Environmental and Other Regulation” for a more detailed discussion on these topics.

Climate change and greenhouse gas restrictions may adversely impact our operations and markets.

Due to concern over the risk of climate change, a number of countries and the IMO have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emission from vessel emissions. These regulatory measures may include, among others, adoption of cap and trade regimes, carbon taxes, increased efficiency standards and incentives or mandates for renewable energy. Additionally, a treaty may be adopted in the future that includes restrictions on shipping emissions. Compliance with changes in laws and regulations relating to climate change could increase our costs of operating and maintaining our vessels and could require us to make significant financial expenditures that we cannot predict with certainty at this time.

Adverse effects upon the oil and gas industry relating to climate change, including growing public concern about the environmental impact of climate change, may also have an effect on demand for our services. For example, increased regulation of greenhouse gases or other concerns relating to climate change may reduce the demand for oil and gas in the future or create greater incentives for use of alternative energy sources. Any long-term material adverse effect on the oil and gas industry could have a significant financial and operational adverse impact on our business that we cannot predict with certainty at this time.

Marine transportation is inherently risky. An incident involving significant loss of product or environmental contamination by any of our vessels could adversely affect our reputation, business, financial condition and operating results.

Our vessels and their cargoes and the LPG and petrochemical production and terminal facilities that we service are at risk of being damaged or lost because of events such as:

•	marine disasters;

•	bad weather;

•	mechanical failures;

•	grounding, capsizing, fire, explosions and collisions;

•	piracy;

•	human error; and

•	war and terrorism.

An accident involving any of our vessels could result in any of the following:

•	death or injury to persons, loss of property or damage to the environment and natural resources;

•	delays in the delivery of cargo;

•	loss of revenues from time charters;

•	liabilities or costs to recover any spilled cargo and to restore the ecosystem where the spill occurred;

•	governmental fines, penalties or restrictions on conducting business;

•	higher insurance rates; and

•	damage to our reputation and customer relationships generally.

Any of these results could have a material adverse effect on our business, financial condition and operating results.

Our operating results are subject to seasonal fluctuations.

We operate our vessels in markets that have historically exhibited seasonal variations in demand and, as a result, in charter rates. The liquefied gas carrier market is typically stronger in the fall and winter months in anticipation of increased consumption of propane and butane for heating during the winter months in the Northern Hemisphere. In addition, unpredictable weather patterns in these months tend to disrupt vessel scheduling and supplies of certain commodities. While our time charters typically provide a uniform monthly fee over the term of the charter, to the extent any of our time charters expires during the relatively weaker fiscal quarters ending June 30 and September 30, we may have difficultly re-chartering those vessels at similar rates or at all.

Competition from more technologically advanced liquefied gas carriers could reduce our charter hire income and the value of our vessels.

The charter rates and the value and operational life of a vessel are determined by a number of factors including the vessel’s efficiency, operational flexibility and physical life. Efficiency includes fuel economy, speed and the ability to be loaded and unloaded quickly. Flexibility includes the ability to enter ports, utilize related docking facilities and pass through canals and straits. Physical life is related to the original design and construction, maintenance and the impact of the stress of operations. If new liquefied gas carriers are built that are more efficient or flexible or have longer physical lives than our vessels, competition from these more technologically advanced liquefied gas carriers could adversely affect the charter rates we receive for our vessels once their current charters are terminated and the resale value of our vessels. As a result, our business, financial condition and operating results could be adversely affected.

Acts of piracy on any of our vessels or on ocean going vessels could adversely affect our business, financial condition and results of operations.

Acts of piracy have historically affected ocean going vessels trading in regions of the world such as the South China Sea and the Gulf of Aden off the coast of Somalia. If such piracy attacks result in regions in which our vessels are deployed being named on the Joint War Committee Listed Areas, war-risk insurance premiums payable for such coverage could increase significantly and such insurance coverage might become more difficult to obtain. In addition, crew costs, including costs that may be incurred to the extent we employ on-board security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, hijacking as a result of an act of piracy against our vessels, or an increase in cost or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition and results of operations.

Terrorist attacks, increased hostilities, piracy or war could lead to further economic instability, increased costs and disruption of business.

Terrorist attacks may adversely affect our business, operating results, financial condition, ability to raise capital and future growth. Continuing hostilities in the Middle East may lead to additional armed conflicts or to further acts of terrorism and civil disturbance in the United States or elsewhere, which may contribute further to economic instability and disruption of production and distribution of LPG, petrochemical gases and ammonia, which could result in reduced demand for our services.

Terrorist attacks on vessels, such as the October 2002 attack on the m.v. Limburg and the July 2010 attack allegedly by Al-Qaeda on the m. Star, both very large crude carriers not related to us, may in the future adversely affect our business, financial condition and results of operation. In addition, petrochemical production and terminal facilities and vessels that transport petrochemical products could be targets of future terrorist attacks. Any such attacks could lead to, among other things, bodily injury or loss of life, vessel or other property damage, increased vessel operational costs, including insurance costs, and the inability to transport gases to or from certain locations. Terrorist attacks, piracy, war or other events beyond our control that adversely affect the distribution, production or transportation of gases to be shipped by us could entitle customers to terminate our charters, which would harm our cash flow and business. In addition, the loss of a vessel as a result of terrorism or piracy would have a material adverse effect on our business, financial condition and operating results.

Our insurance may be insufficient to cover losses that may occur to our vessels or result from our operations.

The operation of liquefied gas carriers is inherently risky. We may not be able to adequately insure against all risks, and any particular claim may not be paid by insurance. None of our vessels are insured against loss of revenues resulting from vessel off-hire time. Any claims covered by insurance would be subject to deductibles, and since it is possible that a large number of claims may be brought, the aggregate amount of these deductibles could be material. Certain insurance coverage is maintained through mutual protection and indemnity associations, and as a member of such associations we may be required to make additional payments over and above budgeted premiums if the member claims exceed association reserves.

We may be unable to procure adequate insurance coverage at commercially reasonable rates in the future. For example, more stringent environmental regulations have led in the past to increased costs for, and in the future may result in the lack of availability of, insurance against risks of environmental damage or pollution. The costs arising from a catastrophic spill or marine disaster could exceed the insurance coverage. Changes in the insurance markets attributable to terrorist attacks or piracy may also make certain types of insurance more expensive or more difficult to obtain. In addition, the insurance may be voidable by the insurers as a result of certain actions, such as vessels failing to maintain certification with applicable maritime self-regulatory organizations. Any uninsured or underinsured loss could have a material adverse effect on our business, financial condition and operating results.

Restrictive covenants in our secured term loan facilities impose, and any future debt facilities will impose, financial and other restrictions on us.

The secured term loan facilities impose, and any future debt facility will impose, operating and financial restrictions on us. The restrictions in the existing secured term loan facilities may limit our ability to, among other things:

•	pay dividends out of operating revenues generated by the vessels securing indebtedness under the facility, redeem any shares or make any other payment to our equity holders, if there is a default under any secured term loan facility;

•	incur additional indebtedness, including through the issuance of guarantees;

•	create liens on our assets;

•	sell our vessels;

•	merge or consolidate with, or transfer all or substantially all our assets to, another person;

•	change the flag, class or management of our vessels; and

•	enter into a new line of business.

The secured term loan facilities require us to maintain various financial ratios. These include requirements that we maintain specified maximum ratios of net debt to total capitalization, that we maintain specified minimum levels of cash and cash equivalents (including undrawn lines of credit with maturities greater than 12 months), that we maintain specified minimum ratios of consolidated earnings before interest, taxes, depreciation and amortization (consolidated EBITDA), to consolidated interest expense and that we maintain specified minimum levels of collateral coverage. If at any time the aggregate fair market value of (i) the vessels subject to a mortgage in favor of our lenders and (ii) the value of any additional collateral we grant to the lenders is less than 135% of the outstanding principal amount under the secured term loan facilities and any commitments to borrow additional funds, our lenders may require us to provide additional collateral. Upon notice from our lenders that additional collateral is required, we will have 30 days to either provide collateral that is acceptable to the lenders, cancel remaining commitments to lend and/or prepay outstanding debt in an amount to maintain the minimum collateral coverage ratio. See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Secured Term Loan Facilities—Financial Covenants.” The failure to comply with such covenants would cause an event of default that could materially adversely affect our business, financial condition and operating results.

Because of these covenants, we may need to seek permission from our lenders in order to engage in some corporate actions. Our lenders’ interests may be different from ours, and we may not be able to obtain our lenders’ permission when needed. This may limit our ability to finance our future operations and make acquisitions or pursue business opportunities. See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Secured Term Loan Facilities.”

The secured term loan facilities are reducing facilities. The required repayments under the secured term loan facilities may adversely affect our business, financial condition and operating results.

Loans under the secured term loan facilities are subject to quarterly repayments beginning three months after the initial borrowing date or delivery dates of the newbuildings, as applicable. If at such time we have not made alternative financing arrangements or generate substantial cash flows, any such repayments and our declining borrowing availability could have a material adverse effect on our business, financial condition and operating results.

We may not be able to borrow further amounts under the secured term loan facilities, which we may need to fund the acquisition of the remaining newbuildings that we have agreed to purchase.

Our ability to borrow further amounts under the secured term loan facilities will be subject to satisfaction of certain customary conditions precedent and compliance with terms and conditions included in the loan documents. To the extent that we are not able to satisfy these requirements, including as a result of a decline in the value of our vessels, we may be required to repay a portion of our existing debt or provide additional collateral and we may not be able to borrow further amounts under the secured term loan facilities. If we are unable to borrow further amounts under the secured term loan facilities, we may be unable to fund the acquisition of the newbuildings that we have agreed to purchase, which would adversely affect our business, financial condition and operating results.

The derivative contracts we may enter into to hedge our exposure to fluctuations in interest rates could result in higher than market interest rates and reductions in our shareholders’ equity, as well as charges against our income.

We may enter into interest rate swaps for purposes of managing our exposure to fluctuations in interest rates applicable to indebtedness under our secured term loan facilities which were advanced at floating rates based on LIBOR. Our hedging strategies, however, may not be effective and we may incur substantial losses if interest rates move materially differently from our expectations.

To the extent our future derivative contracts may not qualify for treatment as hedges for accounting purposes, we will recognize fluctuations in the fair value of such contracts in our statement of income. In addition, changes in the fair value of future derivative contracts, even those that qualify for treatment as hedges, will be recognized in “Other Comprehensive Income” on our balance sheet, and can affect compliance with the net worth covenant requirements in our secured term loan facilities. Our financial condition could also be materially adversely affected to the extent we do not hedge our exposure to interest rate fluctuations under our financing arrangements under which loans have been advanced at a floating rate based on LIBOR.

Any hedging activities we engage in may not effectively manage our interest rate exposure or have the desired impact on our financial conditions or results of operations.

Our business depends upon certain key employees.

Our future success depends to a significant extent upon our chairman, president and chief executive officer, David J. Butters, and certain members of our senior management. Mr. Butters has substantial experience in the shipping industry and he and others are crucial to the development of our business strategy and to the growth and development of our business. The loss of any of these individuals could adversely affect our business, financial condition and operating results.

Our major shareholder may exert considerable influence on the outcome of matters on which our shareholders will be entitled to vote, and its interests may be different from yours.

The WLR Group, our principal shareholder, owned approximately 42.1% of our common stock, as of December 31, 2013. The WLR Group may exert considerable influence on the outcome of matters on which our shareholders are entitled to vote, including the election of our directors to our board of directors and other significant corporate actions. The interests of the WLR Group may be different from your interests.

We are a holding company, and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations.

We are a holding company and our subsidiaries conduct all of our operations and own all of our operating assets. We have no significant assets other than the equity interests in our subsidiaries. As a result, our ability to satisfy our financial obligations depends on our subsidiaries and their ability to distribute funds to us. The ability of a subsidiary to make these distributions could be affected by a claim or other action by a third party, including a creditor, or by the Republic of the Marshall Islands law, which regulates the payment of dividends by companies. In addition, under the secured term loan facilities, Navigator Gas L.L.C., our wholly-owned subsidiary, and our vessel-owning subsidiaries that are parties to the secured term loan facilities may not make distributions to us out of operating revenues from vessels securing indebtedness thereunder, redeem any shares or make any other payment to our shareholders if an event of default has occurred and is continuing. Please read “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Secured Term Loan Facilities.” The inability of our subsidiaries to make distributions to us would have an adverse effect on our business, financial condition and operating results.

Risks Relating to Our Common Stock

We may issue additional equity securities without your approval, which would dilute your ownership interests.

We may issue additional shares of common stock or other equity or equity-linked securities without the approval of our shareholders, subject to certain limited approval requirements of the NYSE. In particular, we may finance all or a portion of the acquisition price of future vessels, including newbuildings, that we agree to purchase through the issuance of additional shares of common stock. Our amended and restated articles of incorporation, which became effective on November 5, 2013, authorize us to issue 400,000,000 shares of common stock, of which 55,326,765 shares were outstanding as of December 31, 2013. The issuance by us of additional shares of common stock or other equity or equity-linked securities of equal or senior rank will have the following effects:

•	our shareholders’ proportionate ownership interest in us will decrease;

•	the relative voting strength of each previously outstanding share may be diminished; and

•	the market price of the common stock may decline.

Future sales of our common stock could cause the market price of our common stock to decline.

Sales of a substantial number of our shares of common stock in the public market, or the perception that these sales could occur, may depress the market price for our common stock. These sales could also impair our ability to raise additional capital through the sale of our equity securities in the future. The WLR Group, our principal shareholder, owned approximately 42.1% of our common stock, as of December 31, 2013. In the future, the WLR Group may elect to sell large numbers of shares from time to time. The number of shares available for sale in the public market will be limited by restrictions applicable under securities laws and agreements that the WLR Group, we and our executive officers and directors have entered into with the underwriters of our initial public offering. Subject to certain exceptions, these agreements generally restrict the WLR Group, us and our executive officers and directors from directly or indirectly offering, selling, pledging, hedging or otherwise disposing of our equity securities or any security that is convertible into or exercisable or exchangeable for our equity securities and from engaging in certain other transactions relating to such securities for a period of 180 days after the date of the prospectus used in connection with our initial public offering, dated November 20, 2013, subject to extension, without the prior written consent of each of Jefferies LLC and Morgan Stanley & Co. LLC. However, Jefferies LLC and Morgan Stanley & Co. LLC may, in their sole discretion and at any time or from time to time before the expiration of the lock-up period, release all or any portion of the securities subject to these agreements.

We have no current plans to pay dividends on our common stock. Consequently, your only opportunity to achieve a return on your investment is if the price of our common stock appreciates.

We have no current plans to declare dividends on our common stock in the foreseeable future. Consequently, your only opportunity to achieve a return on your investment in us will be if you sell your shares of common stock at a price greater than you paid for it. There is no guarantee that the market price of our common stock will ever exceed the price that you pay.

We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, or “JOBS Act,” and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies.” We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

The obligations associated with being a public company will require significant resources and management attention.

As a public company in the United States, we will incur legal, accounting and other expenses that we did not previously incur. We are now subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the “Exchange Act,” and the Sarbanes-Oxley Act, the listing requirements of the NYSE and other applicable securities rules and regulations. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources, particularly after we are no longer an “emerging growth company.” The Exchange Act requires that we file annual and current reports with respect to our business, financial condition and results of operations. The Sarbanes-Oxley Act requires, among other things, that we establish and maintain effective internal controls and procedures for financial reporting. Furthermore, the need to establish the corporate infrastructure demanded of a public company may divert management’s attention from implementing our growth strategy, which could prevent us from improving our business, financial condition and results of operations. We have made, and will continue to make, changes to our internal controls and procedures for financial reporting and accounting systems to meet our reporting obligations as a public company. However, the measures we take may not be sufficient to satisfy our obligations as a public company. In addition, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to incur substantial costs to maintain the same or similar coverage. These additional obligations could have a material adverse effect on our business, financial condition, results of operations and cash flow.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative costs and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and our business, financial condition, results of operations and cash flow could be adversely affected.

For as long as we are an “emerging growth company” under the recently enacted JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. We could be an emerging growth company for up to five years from the date of our initial public offering. Furthermore, after the date we are no longer an emerging growth company, our independent registered public accounting firm will only be required to attest to the effectiveness of our internal control over financial reporting depending on our market capitalization. Even if our management concludes that our internal controls over financial reporting are effective, our independent registered public accounting firm may issue an adverse report on the effectiveness of our internal control over financial reporting. In addition, in connection with the implementation of the necessary procedures and practices related to internal control over financial reporting, we may identify deficiencies and any material weaknesses that we may not be able to remediate in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404. Failure to comply with Section 404 could subject us to regulatory scrutiny and sanctions, impair our ability to raise capital, cause investors to lose confidence in the accuracy and completeness of our financial reports and negatively affect our share price.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

We are a “foreign private issuer,” as such term is defined in Rule 405 under the Securities Act of 1933, as amended, and therefore, we are not required to comply with all the periodic disclosure and current reporting requirements of the Exchange Act and related rules and regulations. Under Rule 405, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2014.

In the future, we would lose our foreign private issuer status if a majority of our shareholders, directors or management are U.S. citizens or residents and we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the U.S. Securities and Exchange Commission, or the “SEC,” which are more detailed and extensive than the forms available to a foreign private issuer. For example, the annual report on Form 10-K requires domestic issuers to disclose executive compensation information on an individual basis with specific disclosure regarding the domestic compensation philosophy, objectives, annual total compensation (base salary, bonus, equity compensation) and potential payments in connection with change in control, retirement, death or disability, while the annual report on Form 20-F, including this annual report, permits foreign private issuers to disclose compensation information on an aggregate basis. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. We may also be required to modify certain of our policies to comply with good governance practices associated with U.S. domestic issuers. Such conversion and modifications will involve additional costs. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers.

We are incorporated in the Republic of the Marshall Islands, which does not have a well-developed body of corporate law.

Our corporate affairs are governed by our articles of incorporation and bylaws and by the Marshall Islands Business Corporations Act, or the “BCA.” The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Republic of the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the Republic of the Marshall Islands law are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain U.S. jurisdictions. Shareholder rights may differ as well. While the BCA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, our public shareholders may have more difficulty in protecting their interests in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a U.S. jurisdiction.

Because we are a Marshall Islands corporation, it may be difficult to serve us with legal process or enforce judgments against us, our directors or our management.

We are a Marshall Islands corporation, and substantially all of our assets are located outside of the United States. A majority of our directors and officers are non-residents of the United States, and all or a substantial portion of the assets of these non-residents are located outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States if you believe that your rights have been infringed under securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Republic of the Marshall Islands and of other jurisdictions may prevent or restrict you from enforcing a judgment against our assets or the assets of our directors and officers.

Watson, Farley & Williams LLP, our counsel as to the Republic of the Marshall Islands law, has advised us that there is substantial doubt that the courts of the Republic of the Marshall Islands would (1) enter judgments in original actions brought in those courts predicated on U.S. federal or state securities laws; or (2) recognize or enforce against us or any of our officers, directors or experts, judgments of courts of the United States predicated on U.S. federal or state securities laws. For more information regarding the relevant laws of the Republic of the Marshall Islands.

We are a Marshall Islands corporation, have limited operations in the United States and maintain limited assets in the United States. Consequently, in the event of any bankruptcy, insolvency, liquidation, dissolution, reorganization or similar proceeding involving us, bankruptcy laws other than those of the United States could apply. The Republic of the Marshall Islands does not have a bankruptcy statute or general statutory mechanism for insolvency proceedings. If we become a debtor under U.S. bankruptcy law, bankruptcy courts in the United States may seek to assert jurisdiction over all of our assets, wherever located, including property situated in other countries. There can be no assurance, however, that we would become a debtor in the United States, or that a U.S. bankruptcy court would be entitled to, or accept, jurisdiction over such a bankruptcy case, or that courts in other countries that have jurisdiction over us and our operations would recognize a U.S. bankruptcy court’s jurisdiction if any other bankruptcy court would determine it had jurisdiction. These factors may delay or prevent us from entering bankruptcy in the United States and may affect the ability of our shareholders to receive any recovery following our bankruptcy.

Provisions of our articles of incorporation and bylaws may have anti-takeover effects.

Several provisions of our articles of incorporation, which are summarized below, may have anti-takeover effects. These provisions are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control and enhance the ability of our board of directors to maximize shareholder value in connection with any unsolicited offer to acquire our company. However, these anti-takeover provisions could also discourage, delay or prevent the merger or acquisition of our company by means of a tender offer, a proxy contest or otherwise that a shareholder may consider in its best interest and the removal of incumbent officers and directors.

Blank Check Preferred Stock. Under the terms of our articles of incorporation our board of directors has the authority, without any further vote or action by our shareholders, to issue up to 40,000,000 shares of “blank check” preferred stock. Our board could authorize the issuance of preferred stock with voting or conversion rights that could dilute the voting power or rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of us or the removal of our management and may harm the market price of our common stock.

Election of Directors. Our articles of incorporation provide that directors will be elected at each annual meeting of shareholders to serve until the next annual meeting of shareholders and until his or her successor shall have been duly elected and qualified, except in the event of his or her death, resignation, removal or the earlier termination of his or her term of office. Our articles of incorporation do not provide for cumulative voting in the election of directors. Our bylaws require shareholders to provide advance written notice of nominations for the election of directors. These provisions may discourage, delay or prevent the removal of incumbent officers and directors.

Advance Notice Requirements for Shareholder Proposals and Director Nominations. Our bylaws provide that, with a few exceptions, shareholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of shareholders must provide timely notice of their proposal in writing to the corporate secretary. Generally, to be timely, a shareholder’s notice must be received at our principal executive office not less than 90 days or more than 120 days prior to the first anniversary date of the immediately preceding annual meeting of shareholders. Our bylaws also specify requirements as to the form and content of a shareholder’s notice. These provisions may impede a shareholder’s ability to bring matters before an annual meeting of shareholders or make nominations for directors at an annual meeting of shareholders.

Limited Actions by Shareholders. Our bylaws provide that only the board of directors may call special meetings of our shareholders and the business transacted at the special meeting is limited to the purposes stated in the notice.

Tax Risks

In addition to the following risk factors, please read “Item 4—Information on the Company—Business Overview—Taxation of the Company” and “Item 10—Additional Information—Taxation” for a more complete discussion of the expected material U.S. federal and non-U.S. income tax considerations relating to us and the ownership and disposition of our common stock.

We will be subject to taxes.

We and our subsidiaries will be subject to tax in the jurisdictions in which we are organized or operate. In computing our tax obligation in these jurisdictions, we are required to take various tax accounting and reporting positions on matters that are not entirely free from doubt and for which we have not received rulings from the governing authorities. Upon review of these positions the applicable authorities may disagree with our positions. A successful challenge by a tax authority could result in additional tax imposed on us or our subsidiaries. In addition, changes in our operations or ownership could result in additional tax being imposed on us or our subsidiaries in jurisdictions in which operations are conducted.

U.S. tax authorities could treat us as a “passive foreign investment company,” which could have adverse U.S. federal income tax consequences to U.S. shareholders.

A non-U.S. entity treated as a corporation for U.S. federal income tax purposes will be treated as a “passive foreign investment company,” or “PFIC,” for U.S. federal income tax purposes if at least 75.0% of its gross income for any taxable year consists of “passive income” or at least 50.0% of the average value of its assets produce, or are held for the production of, “passive income.” For purposes of these tests, “passive income” includes dividends, interest, gains from the sale or exchange of investment property, and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income.” U.S. shareholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC, and the gain, if any, they derive from the sale or other disposition of their interests in the PFIC.

Based on our current and projected method of operation we believe that we were not a PFIC for any taxable year, and we expect that we will not be treated as a PFIC for the current or any future taxable year. We believe that more than 25.0% of our gross income for each taxable year was or will be non-passive income, and more than 50.0% of the average value of our assets for each such year was or will be held for the production of such non-passive income. This belief is based on certain valuations and projections regarding our assets, income and charters, and its validity is conditioned on the accuracy of such representations and projections. While we believe such valuations and projections to be accurate, the shipping market is volatile and no assurance can be given that our assumptions and conclusions will continue to be accurate at any time in the future.

Moreover, there are legal uncertainties involved in determining whether the income derived from our time-chartering activities constitutes rental income or income derived from the performance of services. In Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009), the United States Court of Appeals for the Fifth Circuit, or the “Fifth Circuit,” held that income derived from certain time-chartering activities should be treated as rental income rather than services income for purposes of a provision of the Internal Revenue Code of 1986, as amended, or the “Code,” relating to foreign sales corporations. In that case, the Fifth Circuit did not address the definition of passive income or the PFIC rules; however, the reasoning of the case could have implications as to how the income from a time charter would be classified under such rules. If the reasoning of the case were extended to the PFIC context, the gross income we derive from our time-chartering activities may be treated as rental income, and we would likely be treated as a PFIC. In published guidance, the Internal Revenue Service, or “IRS,” stated that it disagreed with the holding in Tidewater, and specified that time charters similar to those at issue in this case should be treated as service contracts. We have not sought, and we do not expect to seek, an IRS ruling on the treatment of income generated from our time-chartering activities. As a result, the IRS or a court could disagree with our position. No assurance can be given that this result will not occur. In addition, although we intend to conduct our affairs in a manner to avoid being classified as a PFIC with respect to each taxable year, we cannot assure shareholders that the nature of our operations will not change in the future and that we will not become a PFIC in the future. If the IRS were to find that we are or have been a PFIC for any taxable year (and regardless of whether we remain a PFIC for subsequent taxable years), our U.S. shareholders would face adverse U.S. federal income tax consequences. Please read “Item 10—Additional Information—Taxation—Material U.S. Federal Income Tax Consequences, —U.S. Federal Income Taxation of U.S. Holders and —Distributions—PFIC Status and Significant Tax Consequences” for a more detailed discussion of the U.S. federal income tax consequences to U.S. shareholders if we are treated as a PFIC.

We may have to pay tax on U.S. source income, which would reduce our cash flow.

Under the Code, U.S. source gross transportation income generally is subject to a 4% U.S. federal income tax without allowance for deduction of expenses, unless an exemption from tax applies under a tax treaty or Section 883 of the Code and the Treasury Regulations promulgated thereunder. U.S. source gross transportation income consists of 50% of the gross shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States.

Section 883 provides that if a non-U.S. corporation satisfies the requirements of Section 883 of the Code and the Treasury Regulations thereunder, it will not be subject to the 4% U.S. federal income tax referenced above on its U.S. source gross transportation income. The Section 883 exemption does not apply to income attributable to transportation that begins and ends in the United States.

We believe that we will be able to satisfy the requirements to qualify for an exemption from U.S. tax on any U.S. source gross transportation income imposed by Section 883 of the Code for 2014 and future taxable years provided that our common stock satisfies certain listing and trading requirements and not more than 50.0% of our common stock is owned, or is deemed to be owned by operation of certain attribution rules, for more than half of the days of such year, by 5.0% shareholders. The composition of owners of our common stock, including the quantity a shareholder may purchase in a given year, and the trading volumes of our common stock, are beyond our control. As a result, there can be no assurance that we can satisfy this stock ownership requirement for the current or any future year, in which case we would likely not qualify for an exemption under Section 883 for such year. If we fail to qualify for this exemption in any taxable year, U.S. source gross transportation income earned by us and our subsidiaries will generally be subject to a 4% U.S. federal income tax. For a more detailed discussion of Section 883 of the Code, and the rules relating to exemptions under Section 883 and our ability to qualify for an exemption, please read Item 4B “Business—Taxation of the Company—U.S. Taxation.”

The vessels in our fleet do not currently engage in transportation that begins and ends in the United States, and we do not expect that we or our subsidiaries will in the future earn income from such transportation. If, notwithstanding this expectation, our subsidiaries earn income in the future from transportation that begins and ends in the United States, that income would be subject to a 35% net income tax in the United States.

Item 4. Information on the Company

A.	History and Development of the Company

General

Navigator Holdings Ltd. was formed in 1997 as an Isle of Man public limited company for the purpose of building and operating a fleet of five semi-refrigerated, ethylene-capable liquefied gas carriers. In January 2003, the previous owners and management filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Southern District of New York. On August 9, 2006, the Company emerged from bankruptcy. As part of the plan of reorganization, the bondholders received all of the equity interests in the Company. Lehman Brothers Inc. became our principal shareholder, holding an approximate 44.1% ownership interest (subsequently reduced to 33.0%). In October 2012, the ownership interests held by Lehman Brothers Holdings Inc. were acquired by our principal shareholder, the WLR Group, which currently owns 42.1% of our common stock. Please see “Item 7—Major Shareholders and Related Party Transactions.”

On November 26, 2013, we completed our initial public offering of 13,800,000 shares of our common stock at $19.00 per share, including the full exercise by the underwriters of their option to purchase an additional 1,800,000 shares of common stock from the selling stockholders. We offered 9,030,000 shares of common stock and certain selling shareholders offered 4,770,000 shares of common stock. We received net proceeds of approximately $156.4 million, after deducting underwriting discounts and expenses, from our sale of 9,030,000 shares in the offering.

Our shares of common stock are traded on the New York Stock Exchange under the ticker symbol “NVGS.”

In March 2008, we redomiciled in the Republic of the Marshall Islands and maintain our principal executive offices at 21 Palmer Street, London, SW1H 0AD, United Kingdom. Our telephone number at that address is +44 20 7340 4850. Our agent for service of process in the United States is CT Corporation System and its address is 111 Eighth Avenue, 13th floor, New York, New York 10103.

B.	Business Overview

We are the owner and operator of the world’s largest fleet of handysize liquefied gas carriers. We provide international and regional seaborne transportation services of liquefied petroleum gas, or “LPG,” petrochemical gases and ammonia for energy companies, industrial users and commodity traders. These gases are transported in liquefied form, by applying cooling and/or pressure, reduce volume by up to 900 times depending on the cargo, making their transportation more efficient and economical. Vessels in our fleet are capable of loading, discharging and carrying cargoes across a range of temperatures from ambient to minus 104° Celsius and pressures from 1 bar to 6.4 bars.

Our handysize fleet consists of 32 semi- or fully-refrigerated liquefied gas carriers, which we define as liquefied gas carriers between 15,000 and 24,999 cbm, including nine of our newbuilding vessels scheduled for delivery by March 2016, and an additional semi-refrigerated handysize liquefied gas carrier under a time charter-in through December 2014. Our handysize liquefied gas carriers can accommodate medium- and long-haul routes that may be uneconomical for smaller vessels and can call at ports that are unable to support larger vessels due to limited onshore capacity, absence of fully-refrigerated loading infrastructure and/or vessel size restrictions. Furthermore, five of our existing handysize vessels are currently the largest ethylene-capable vessels in the world, meaning vessels capable of transporting and distributing ethylene and ethane cargoes.

In addition, one of our 2016 newbuildings, for which we are pursuing a long term time charter to carry ethane exports from the United States, will have a capacity of 35,000 cbm. In addition, we also have options to build an additional three 35,000 cbm newbuilding vessels for delivery by December 2016. These ethylene capable semi-refrigerated handysize liquefied gas carriers will be the largest ethylene-capable vessels in the world, with the current largest vessels, being our 22,085 cbm ethylene-capable vessels.

We carry LPG for major international energy companies, state-owned utilities and reputable commodities traders. LPG, which consists of propane and butane, is a relatively clean alternative energy source with more than 1,000 applications, including as a heating, cooking and transportation fuel and as a petrochemical and refinery feedstock. LPG is a by-product of oil refining and gas extraction, the availability of which has historically been limited by the flaring of natural gas at the wellhead.

We also carry petrochemical gases for numerous industrial users. Petrochemical gases, including ethylene, propylene, butadiene and vinyl chloride monomer, are derived from the cracking of petroleum feedstocks such as ethane, LPG and naptha and are primarily used as raw materials in various industrial processes, like the manufacture of plastics and rubber, with a wide application of end uses. Our vessels are also capable of carrying ammonia, which is mainly used in the agricultural industry as a fertilizer.

In November 2012, we entered into sales and purchase agreements with affiliates of A.P. Møller pursuant to which A.P. Møller Mærsk Group, or “A.P. Møller,” agreed to sell to us its entire fleet of 11 handysize liquefied gas carriers, or the “A.P. Møller vessels,” all of which have been acquired and delivered as of December 31, 2013. We have also entered into agreements with Jiangnan Shipyard (Group) Co. Ltd., or “Jiangnan,” in China to build five 21,000 cbm semi-refrigerated ethylene-capable liquefied gas carriers, four 22,000 cbm semi-refrigerated liquefied gas carriers and one 35,000 cbm semi-refrigerated ethylene-capable liquefied gas carrier and have options to build three additional 35,000 cbm semi-refrigerated ethylene-capable liquefied gas carriers. Our 2014 newbuildings are scheduled for delivery between April and October of 2014, our 2015 newbuildings are scheduled for delivery between March and December of 2015, our 2016 newbuildings are scheduled for delivery in March and April 2016 and the option newbuildings would be delivered between July and December 2016 if the options were exercised. We have fully financed the construction of the 2014 newbuildings through a combination of debt and equity financings. We plan to use cash on hand together with future credit facilities to fund the construction of the 2015 newbuildings, 2016 newbuildings and, if the options are exercised, the option newbuildings.

Our Business Strategies

Our objective is to enhance shareholder value by executing the following business strategies:

•	Capitalize on the increasing demand for seaborne transportation of LPG and petrochemicals, including U.S. ethane. We intend to use our vessels to further pursue the anticipated increases in liquefied gas transportation opportunities globally, and in particular, those that we expect will result directly and indirectly from the growth in U.S. shale oil and gas production and associated liquids.

•	Maintain a flexible, customer-driven chartering strategy. We will seek to enhance our returns through a flexible vessel employment strategy that combines a base of time charters and contracts of affreightment, or “COAs,” with more opportunistic, high-rate voyage charters. In addition, we will seek to further strengthen our relationships with existing customers and expand our client base by providing companies with liquefied gas transportation solutions in the form and duration they require.

•	Capitalize on backhaul and triangulation opportunities in the petrochemical market. We believe that the versatility of our fleet, in particular our ethylene-capable and semi-refrigerated vessels, enhances our ability to pursue current and emerging backhaul and triangulation opportunities as new trade routes develop, thereby maximizing utilization and enhancing profitability. To further capitalize on such opportunities, we are seeking to expand our leading ethylene-capable liquefied gas carrier position through the acquisition of our ten semi-refrigerated newbuildings, six of which will be ethylene-capable. We intend to seek opportunities to improve our financial results and maximize the utilization of our vessels by transporting both LPG and petrochemicals during vessel repositioning voyages and between time charters.

•	Maintain reputation for operational excellence. We believe we have established a track record in the industry of operational excellence based on our significant experience in the operation and ownership of high-specification liquefied gas carriers. We will endeavor to adhere to the highest standards with regard to reliability, safety and operational excellence.

•	Selectively grow and expand our operations. We intend to maintain our market position by growing our fleet through newbuildings and selective acquisitions of modern, high-quality vessels, as well as opportunistically expanding our business through the investment in complementary assets, including ventures that expand the types of cargo we carry and/or involve receiving, storing, partially mixing and distributing liquefied gas cargoes, should such opportunities arise.

•	Maintain a strong balance sheet with moderate leverage. We will seek to maintain modest leverage in the future by financing our growth with a balanced mix of cash from operations, debt financings and proceeds from future equity offerings. Notwithstanding the foregoing, based on prevailing conditions and our outlook for the liquefied gas carrier market, we might consider incurring further indebtedness in the future.

Our Fleet

The following table sets forth our owned vessels as of December 31, 2013:

Operating Vessel(1)	Year Built	Vessel Size (CBM)	Ethylene Capable	Employment Status	Charter Expiration Date
Semi-refrigerated
Navigator Mars	2000	22,085	✓	Spot market	—
Navigator Neptune	2000	22,085	✓	Time market	January 2015
Navigator Pluto	2000	22,085	✓	Time charter	September 2015
Navigator Saturn	2000	22,085	✓	Spot market	—
Navigator Venus	2000	22,085	✓	Time charter	March 2014
Navigator Magellan (2)	1998	20,700		Time charter	March 2014
Navigator Aries	2008	20,750		Time charter	September 2014
Navigator Capricorn (2)	2008	20,750		Spot market	—
Navigator Gemini	2009	20,750		Time charter	March 2014
Navigator Pegasus	2009	22,200		Time charter	September 2014
Navigator Phoenix	2009	22,200		Time charter	May 2014
Navigator Scorpio (2)	2009	20,750		Spot market	—
Navigator Taurus	2009	20,750		Spot market	—
Navigator Leo	2011	20,600		Time charter	December 2023
Navigator Libra	2012	20,600		Time charter	December 2023
Navigator Virgo (2)	2009	20,750		Time market	February 2014
Navigator Mariner (2)	2000	20,700		Time market	March 2014
Fully-refrigerated
Navigator Grace (2)	2010	22,500		Time charter	May 2014
Navigator Galaxy (2)	2011	22,500		Time charter	September 2014
Navigator Genesis (2)	2011	22,500		Spot charter	—
Navigator Global (2)	2011	22,500		Time charter	October 2018
Navigator Gusto (2)	2011	22,500		Spot charter	—
Navigator Glory (2)	2010	22,500		Time charter	October 2014

(1)	Excludes the Maple 3, a semi-refrigerated vessel operated by us pursuant to a time charter-in from Maple 3 Inc. through December 2014.
(2)	Vessel acquired in connection with the A.P. Møller acquisition described above.

The following table presents certain information concerning our newbuildings, excluding the option newbuildings.

Newbuilding Vessel	Year Built	Vessel Size	Ethylene Capable	Anticipated Delivery
Semi-refrigerated
Navigator Atlas	2014	21,000	✓	April 2014
Navigator Europa	2014	21,000	✓	June 2014
Navigator Oberon	2014	21,000	✓	August 2014
Navigator Triton	2014	21,000	✓	October 2014
Navigator Umbrio	2015	21,000	✓	March 2015
Hull 2554(1)	2015	22,000		June 2015
Hull 2555(1)	2015	22,000		August 2015
Hull 2556(1)	2015	22,000		December 2015
Hull 2557(1)	2016	22,000		March 2016
Hull 2561(1)	2016	35,000	✓	April 2016

(1)	To be named upon delivery.

Our operations in Indonesia are subject, among other things, to the Indonesian Shipping Act. That law generally provides that in order for certain vessels involved in Indonesian cabotage to obtain the requested licenses, the owners must either be wholly Indonesian owned or have a majority Indonesian shareholding. Navigator Pluto, Navigator Aries and Navigator Global, which are chartered to Pertamina, the Indonesian state-owned producer of hydrocarbons, are owned by PT Navigator Khalulistiwa, an Indonesian limited liability company, or “PTNK.” PTNK is a joint venture of which 49% of the voting and dividend rights are owned by a subsidiary though ultimately controlled at the shareholder level by a subsidiary of Navigator Holdings, and 51% of such rights are owned by Indonesian limited liability companies. The joint venture agreement for PTNK provides that certain actions relating to the joint venture or the vessels require the prior written approval of Navigator Holdings’ subsidiary, which may be withheld only on reasonable grounds and in good faith. PTNK is accounted for as a consolidated subsidiary in our financial statements.

As of December 31, 2013 the average monthly time charter rate for our 17 vessels, including our chartered-in vessel, operating under time charters was approximately $887,300 per calendar month. Our current monthly charter rates range from approximately $757,375 to approximately $1,003,750. These time charter rates are the gross monthly charter rates before payment of address and brokerage commissions to charterers and their shipbrokers. Address and brokerage commissions typically range between 1.0% and 5.0% of the gross monthly charter rate. On average, we pay a 2.35% address and brokerage commission with respect to our current time charters.

Our Customers

We provide seaborne transportation and distribution services for LPG, petrochemical gases and ammonia to:

•	Oil Companies, such as PT Pertamina (Persero), or “Pertamina,” the Indonesian state-owned producer of hydrocarbons and petrochemicals; Petróleos de Venezuela S.A., or “PDVSA,” the Venezuelan state-owned integrated oil and petrochemical company; Sonatrach, the national oil and gas company of Algeria; and Total SA, a leading oil and gas company;

•	Chemical Companies, such as Mitsubishi and Ineos Group, Ltd., leading global chemical companies; and

•	Energy Trading Companies, such as Petredec Ltd., a leading LPG trading company; Tomza Group, a Mexican LPG distribution company that distributes LPG to the Mexican and Central American markets; Trafigura Limited, an international commodities trading and logistics company; the Vitol Group, an independent energy trading company; Marubeni Corporation, an international general trading company; and.

In 2013, an aggregate of 53.8% of our revenues were derived from time charters with Pertamina, Tomza Group and PDVSA and from voyage charters with BGN, Petredec and Kolmar. The following table sets forth the percentage of our total revenues derived from our customers for the years ended December 31, 2012 and 2013:

	Percentage of Total Revenues
	Year Ended December 31,
Customer	2012	2013
Pertamina	14.3%	10.7%
Tomza Group	11.4%	9.6%
BGN	10.9%	9.6%
PDVSA	10.9%	9.4%
Petredec	10.9%	8.0%
Kolmar	22.5%	6.5%
Other customers	40.9%	46.2%

Vessel Employment

Our chartering strategy is to combine a base of time charters and COAs with voyage charters. As of December 31, 2013, we operated 24 vessels, including our chartered-in vessel, of which 17 were employed under time charters and seven were employed in the spot market.

Our voyage charters during 2013 included significant seaborne transportation of petrochemicals. Our semi-refrigerated vessels are highly versatile in that they, unlike fully-refrigerated vessels, can accommodate LPG, petrochemicals and ammonia at ambient as well as fully-refrigerated temperatures. LPG transported on spot voyage contracts during the 12 months of 2013 amounted to 533,295 metric tons, and petrochemicals carried, including ethylene, propylene and butadiene, totaled 216,265 metric tons. Typical routes for petrochemical voyages are longer in duration than those carrying LPG and during 2013 were from the Mediterranean Sea and Northwest Europe to South Korea, China and Southeast Asia.

Time Charter

A time charter is a contract under which a vessel is chartered for a defined period of time at a fixed daily or monthly rate. Under time charters, we are responsible for providing crewing and other vessel operating services, the cost of which is intended to be covered by the fixed rate, while the customer is responsible for substantially all of the voyage expenses, including any bunker fuel consumption, port expenses and canal tolls.

Initial Term. The initial term for a time charter commences upon the vessel’s delivery to the customer. Under the terms of our charters, the customer may redeliver the vessel to us up to 15 to 30 days earlier or up to 15 to 30 days later than the respective charter expiration dates, upon advance notice to us.

Hire Rate. The hire rate refers to the basic payment by the customer for the use of the vessel. Under our time charters, the hire rate is payable monthly in advance, in U.S. Dollars, as specified in the charter.

Hire payments may be reduced if the vessel does not perform to certain of its specifications, such as if the average vessel speed falls below a guaranteed speed or the amount of fuel consumed to power the vessel under normal circumstances exceeds a guaranteed amount.

Off-hire. Under our time charters, when the vessel is “off-hire” (or not available for service), the customer generally is not required to pay the hire rate, and the shipowner is responsible for all costs. Prolonged off-hire may lead to vessel substitution or termination of the time charter. A vessel generally will be deemed off-hire if there is a loss of time due to, among other things:

•	operational deficiencies; drydocking for repairs, maintenance or inspection; equipment breakdowns; or delays due to accidents, strikes, certain vessel detentions or similar problems; or

•	our failure to maintain the vessel in compliance with its specifications and contractual standards or to provide the required crew.

Management and Maintenance. Under our time charters, we are responsible for providing for the technical management of the vessel and for maintaining the vessel, periodic drydocking, cleaning and painting and performing work required by regulations. Currently, we work together with our technical managers, BSSM and NMM, to arrange for these services to be provided for all of our vessels. Please read “—Technical Management of the Fleet” for a description of the material terms of the technical management agreements with BSSM and NMM.

Termination. Each of our time charters terminates automatically upon loss of the applicable vessel. In addition, we are generally entitled to suspend performance (but with the continuing accrual to our benefit of hire payments and default interest) under most of the time charters if the customer defaults in its payment obligations. Under most of the time charters, either party may also terminate the charter in the event of war in specified countries or in locations that would significantly disrupt the free trade of the vessel.

Voyage Charter/COA

A voyage charter is a contract, typically for shorter intervals, for transportation of a specified cargo between two or more designated ports. A COA essentially constitutes a number of voyage charters to carry a specified amount of cargo during a specified time period. A voyage charter is priced on a current or “spot” market rate, typically on a price per ton of product carried rather than a daily or monthly rate. Under voyage charters, we are responsible for all of the voyage expenses in addition to providing the crewing and other vessel operating services.

Term. Our voyage charters are typically for periods ranging from 10 days to three months.

Freight Rate. The freight rate refers to the basic payment by the customer for the use of the vessel or movement of cargo. Under our voyage charters, the freight rate is payable upon discharge, in U.S. Dollars, as specified in the charter.

Management, Maintenance and Voyage Expenses. Under our voyage charters, we are responsible for providing for the technical management of the vessel and for maintaining the vessel, periodic drydocking, cleaning and painting and performing work required by regulations. Currently, we work together with our technical managers, BSSM and NMM, to arrange for these services to be provided for all of our vessels. Please read “—Technical Management of the Fleet” for a description of the material terms of the technical management agreements with BSSM and NMM.

We are also responsible for all expenses unique to a particular voyage, including any bunker fuel consumption, port expenses and canal tolls.

Termination. Each of our voyage charters terminates automatically upon the completion of the voyage.

Classification and Inspections

Every seagoing vessel must be “classed” by a classification society. The classification society certifies that the vessel is “in class,” signifying that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel’s country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned.

The classification society also undertakes on request other surveys and inspections that are required by the regulations and requirements of the flag state. These surveys are subject to agreements made in each individual case and/or to the regulations of the country concerned.

For maintenance of the class, regular and extraordinary surveys of hull and machinery, including the electrical plant, and any special equipment classed are required to be performed as follows:

Annual Surveys. For seagoing ships, annual surveys are conducted for the hull and machinery, including the electrical plant, and where applicable, on special equipment classed at intervals of 12 months from the date of commencement of the class period indicated in the certificate.

Intermediate Surveys. Extended annual surveys are referred to as intermediate surveys and typically are conducted two and one-half years after commissioning and each class renewal. Intermediate surveys may be carried out on the occasion of the second or third annual survey.

Class Renewal Surveys. Class renewal surveys, also known as special surveys, are carried out on the ship’s hull and machinery, including the electrical plant, and on any special equipment classed at the intervals indicated by the character of classification for the hull. During the special survey, the vessel is thoroughly examined, including audio-gauging to determine the thickness of the steel structures. Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals. On vessels which are over 15 years old, substantial amounts of funds may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear. In lieu of the special survey, a shipowner has the option of arranging with the classification society for the vessel’s hull or machinery to be on a continuous survey cycle, in which every part of the vessel would be surveyed within a five-year cycle. At an owner’s application, the surveys required for class renewal may be split according to an agreed schedule to extend over the entire period of class. This process is referred to as continuous class renewal.

Commercial Management of the Fleet

We perform commercial management of our vessels in-house through our manager and wholly-owned subsidiary, Navigator Gas L.L.C., under the terms of 23 individual management contracts between Navigator Gas L.L.C. and each of our vessel-owning subsidiaries. Commercial management includes the chartering of vessels and accounting services. Navigator Gas L.L.C. in turn has appointed its wholly-owned subsidiary, NGT Services (UK) Limited, as its agent. As of December 31, 2013, NGT Services (UK) Limited had an in-house staff of 20 personnel, which we believe is sufficient to manage the commercial and administrative operations of our current fleet.

Technical Management of the Fleet

General

We currently outsource the technical management of our vessels to BSSM and NMM, third-party technical management companies, under the terms of standard ship management agreements, or the “technical management agreements.” We refer to BSSM and NMM herein as our “technical managers.”

BSSM was formed in 2008 through the combination of four ship management companies owned by the Schulte Group into one integrated maritime services company. NMM is a wholly-owned subsidiary of Stena AB Gothenburg, formed in 1983 and located in Clydebank, Scotland. Each of our technical managers involved in the management of a wide range of vessels, with BSSM having over 650 vessels under management and NMM having over 70 vessels under management. Our technical managers have fully-owned crew recruitment agencies in major crew recruitment countries, are active in all aspects of technical, marine and crewing activities, and are each accredited to ISO 9001 and ISO 14001 standards. We believe our technical managers manage all of their vessels in a safe and proper manner in accordance with owners’ requirements, design parameters, flag state and class requirements, charter party requirements and the international safety management code.

We believe our vessels are operated in a manner intended to protect the safety and health of employees, the general public and the environment. We actively manage the risks inherent in our business and are committed to eliminating incidents that threaten safety and the integrity of the vessels, such as groundings, fires, collisions and petroleum spills. We are also committed to reducing emissions and waste generation.

Technical Management Services

Under the terms of our ship management agreements with our technical managers, and under our supervision, our technical managers are responsible for the day-to-day activities of our fleet and are required to, among other things:

•	provide competent personnel to supervise the maintenance and general efficiency of our vessels;

•	arrange and supervise the maintenance, drydockings, repairs, alterations and upkeep of our vessels to the standards required by us and in accordance with all requirements and recommendations of our vessels’ classification society and applicable national and international regulations;

•	ensure that our vessels comply with the law of their flag state;

•	arrange the supply of necessary stores, spares and lubricating oil for our vessels;

•	appoint such surveyors and technical consultants as they may consider from time to time necessary;

•	operate the vessels in accordance with the ISM Code and the ISPS Code;

•	develop, implement and maintain a safety management system in accordance with the ISM Code;

•	arrange the sampling and testing of bunkers; and

•	install plan maintenance system software on-board our vessels.

In the event that our technical managers pay certain expenses attributable to us, we have agreed to indemnify our technical managers against such expenses. In the event that our technical managers (or any of their related companies) is sued as a result of a breach or alleged breach of an obligation of ours to a third party, we have agreed to defend our technical managers (or their related companies) and indemnify our technical managers (and their related companies) against certain expenses incurred in their defense.

Fees and Expenses

As consideration for providing us with both technical and crewing management for our fleet, our managers currently receive a management fee of approximately $200,000 per vessel per year, payable in equal monthly installments in advance. We pay for any expenses incurred in connection with purchasing spare parts for our vessels.

We carry insurance coverage consistent with industry standards for certain matters, but we cannot assure you that our insurance will be adequate to cover all extraordinary costs and expenses. Please read “—Insurance and Risk Management.”

Notwithstanding the foregoing, if any costs and expenses are caused solely by our technical manager’s negligence or willful default, our technical managers will be responsible for them subject to certain limitations. Our technical managers are insured against claims of errors and omissions by third parties.

Term and Termination Rights

The ship management agreements automatically renew on their termination dates unless terminated by either party with three months’ prior written notice. Our technical managers may also terminate any of the ship management agreements immediately upon written termination notice to us if:

•	they do not receive amounts payable by us under the agreement within the time period specified for payment thereof, or if the vessels are repossessed by any vessel mortgagees; or

•	after notice to us of the default and a reasonable amount of time to remedy, we fail to:

•	comply with our obligation to indemnify them for any expenses attributable to us or defend them (and their related companies) against any third party claims based on a breach or alleged breach of an obligation of ours to a third party; or

•	cease the employment of our vessels in the transportation of contraband, blockage running, or in an unlawful trade, or on a voyage that in their reasonable opinion is unduly hazardous or improper.

If, for any reason under our technical managers’ control, our technical managers fail to provide the services agreed upon under the terms of the management agreements or they fail to provide for the satisfaction of all requirements of the law of the vessels’ flag state or the ISM Code, we may terminate the agreements immediately upon written notice of termination to our technical managers, as applicable, if, after notice to our technical managers of the default and a reasonable amount of time to remedy, they fail to remedy the default to our satisfaction.

The technical management agreements will automatically terminate (i) if the vessels are sold, are requisitioned, become a total loss or are declared as a constructive, compromised or arranged total loss, (ii) in the event of our winding up, dissolution, bankruptcy or the appointment of a receiver, or (iii) if we suspend payments, cease to carry on business or make any special arrangement with our creditors.

Under the terms of the BSSM ship management agreement, either we or BSSM may terminate the BSSM ship management agreement by giving three months’ notice. Under the terms of the NMM ship management agreement, in the event that the technical management agreement is terminated for any reason other than by reason of default by NMM or the loss, sale or other disposition of the vessels, we are obligated to continue to pay the management fee for three calendar months from the termination date.

Crewing and Staff

We have entered into crew management agreements with our technical managers for each of our vessels. Under the terms of the crew management agreements, our technical managers are responsible for arranging crews for our fleet and are required to, among other things:

•	select and supply a suitably qualified crew for each vessel in our fleet;

•	pay all crew wages and salaries;

•	ensure that the applicable requirements of the laws of our vessels’ flag states are satisfied in respect of the rank, qualification and certification of the crew;

•	pay the costs of obtaining all documentation necessary for the crew’s employment, such as vaccination certificates, passports, visas and licenses; and

•	pay all costs and expenses of transportation of the crews to and from the vessels while traveling.

Unless two months’ prior written notice of termination is given, the agreements are automatically extended. Crewing costs could be higher due to increased demand for qualified officers as a result of the high number of newbuildings we expect to become operational over the next five years. Please read “Item 3—Key Information—Risk Factors—Risks Related to Our Business—A shortage of qualified officers makes it more difficult to crew our vessels and increases our operating costs. If a shortage were to develop, it could impair our ability to operate and have an adverse effect on our business, financial condition and operating results.”

We believe that the crewing arrangements ensure that our vessels are crewed with qualified seamen that have the licenses required by international regulations and conventions. As of December 31, 2013, we had approximately 750 seagoing staff.

Insurance and Risk Management

The operation of any ocean going vessel carries an inherent risk of catastrophic marine disasters, death or injury of persons and property losses caused by adverse weather conditions, mechanical failures, human error, war, terrorism, piracy and other circumstances or events. The occurrence of any of these events may result in loss of revenues or increased costs. While we believe that our present insurance coverage is adequate, not all risks can be insured, and there can be no guarantee that any specific claim will be paid, or that we will always be able to obtain adequate insurance coverage at reasonable rates.

Hull and Machinery

We carry “hull and machinery” insurance for each of our vessels, which insures against the risk of actual or constructive total loss of our vessels. Hull and machinery insurance covers loss of, or damage to a vessel due to marine perils such as collisions, grounding and weather. Each vessel in our existing fleet is covered for up to $80 million, with deductibles of $100,000.

War Risks Insurance

We also carry insurance policies covering war risks (including piracy and terrorism). Each vessel in our existing fleet is covered for up to $80 million, with no deductible. When our vessels travel into certain hostile regions, we are required to notify our war risk insurance carrier, and may incur an additional premium of approximately $2,000 per breach, generally up to seven days. These additional premiums are generally paid by the charterers pursuant to the terms of our time charter agreements and are paid by us under the terms of our voyage charter and COA agreements.

Protection and Indemnity Insurance Associations

We also carry “protection and indemnity” insurance for each of the vessels in our existing fleet to protect against most of the accident-related risks involved in the conduct of our business. Protection and indemnity insurance is provided by mutual protection and indemnity associations, or “P&I Associations,” and covers our third-party liabilities in connection with our shipping activities. This includes third-party liability and other related expenses of injury or death of crew, passengers and other third parties, loss of or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances, and salvage, towing and other related costs, including wreck removal. Each of the vessels in our existing fleet is entered in the Standard Steamship Owners’ Protection & Indemnity Association (Bermuda) Limited, or “The Standard Club,” or the Britannia Steam Ship Insurance Association Limited, or “Britannia,” both P&I Associations which are members of The International Group of P&I Clubs, or “The International Group.”

The Standard Club and Britannia each insure approximately 110 million gross tons and of shipping from all parts of the world and from all sectors of the shipping industry. The Standard Club and Britannia each have entered into pooling agreements to reinsure the respective association’s liabilities. Each International Group P&I Association currently bears the first $9 million of each claim. The excess of each claim over $9 million up to $70 million is shared by the P&I Associations under the pooling agreement. The excess of each claim over $70 million is shared by the members of The International Group under a reinsurance contract, which provides coverage of up to $3 billion per claim. Claims which exceed $3.07 billion are pooled between The International Group by way of “overspill” up to approximately $5.5 billion, which represents the current coverage limit per vessel per incident. Our current protection and indemnity insurance coverage for pollution is limited to $1 billion per vessel per incident, with the following per vessel per incident deductibles: $22,000 for fixed and floating objects claims, $50,000 for collisions, $5,500 to $6,500 for crew claims, $8,500 to $10,000 for cargo damage and $5,000 to $5,500 for all other incidents. As a member of both The Standard Club and Britannia, each of which is a member of The International Group, we are subject to calls payable to the associations based on our claim records as well as the claim records of all other members of the individual associations, and members of the pool of P&I Associations comprising The International Group.

Risk Management

Together with our technical managers, we use in our operations a risk management program that includes, among other things, computer-aided risk analysis tools, root cause analysis programs, maintenance and condition-based assessment programs, a seafarers competence training program, seafarers workshops and seminars, as well as membership in emergency response organizations.

Environmental and Other Regulation

General

Governmental and international agencies extensively regulate the ownership and operation of our vessels. These regulations include international conventions and national, state and local laws and regulations in the countries where our vessels now or, in the future, will operate or where our vessels are registered. We cannot predict the ultimate cost of complying with these regulations, or the impact that these regulations will have on the resale value or useful lives of our vessels. Various governmental and quasi-governmental agencies require us to obtain permits, licenses and certificates for the operation of our vessels.

Although we believe that we are substantially in compliance with applicable environmental laws and regulations and have all permits, licenses and certificates required for our vessels, future non-compliance or failure to maintain necessary permits or approvals could require us to incur substantial costs or temporarily suspend operation of one or more of our vessels. A variety of governmental and private entities inspect our vessels on both a scheduled and unscheduled basis. These entities, each of which may have unique requirements and each of which conducts frequent inspections, include local port authorities, such as the U.S. Coast Guard, harbor master or equivalent, classification societies, flag state, or the administration of the country of registry and charterers. We expect that our vessels will also be subject to inspection by these governmental and private entities on both a scheduled and unscheduled basis.

We believe that the heightened levels of environmental and quality concerns among insurance underwriters, regulators and charterers have led to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental concerns have created a demand for tankers that conform to the stricter environmental standards. We will be required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with applicable local, national and international environmental laws and regulations. We intend to assure that the operation of our vessels will be in substantial compliance with applicable environmental laws and regulations and that our vessels will have all material permits, licenses, certificates or other authorizations necessary for the conduct of our operations. However, because such laws and regulations are frequently changed and may impose increasingly stricter requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our vessels. In addition, a future serious marine incident that results in significant oil pollution or otherwise causes significant adverse environmental impact could result in additional legislation or regulation that could negatively affect our results of operations or financial condition.

NMM holds the International Standards Organization, or “ISO,” Environmental Standard for the management of the significant environmental aspects associated with the ownership and operation of a fleet of drybulk carriers and vessels. NMM and BSSM have received their ISO 9001 certification (quality management systems), the ISO 14001 Environmental Standard, and the ISO 50001 (energy efficiency). In summary terms, the ISO 14001 certification requires that we commit managerial resources to act on our environmental policy through an effective management system.

International Maritime Regulations

The IMO is the United Nations’ agency that provides international regulations governing shipping and international maritime trade. The requirements contained in the ISM Code, promulgated by the IMO, govern our operations. Among other requirements, the ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a policy for safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and also describing procedures for responding to emergencies. Our ship managers each hold a Document of Compliance under the ISM Code for operation of Gas Carriers.

Vessels that transport gas, including vessels, are also subject to regulation under the International Gas Carrier Code, or the “IGC Code,” published by the IMO. The IGC Code provides a standard for the safe carriage of LNG and certain other liquid gases by prescribing the design and construction standards of vessels involved in such carriage. Compliance with the IGC Code must be evidenced by a Certificate of Fitness for the Carriage of Liquefied Gases of Bulk. Each of our vessels is in compliance with the IGC Code and each of our newbuilding/conversion contracts requires that the vessel receive certification that it is in compliance with applicable regulations before it is delivered. Non-compliance with the IGC Code or other applicable IMO regulations may subject a shipowner or a bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports.

The IMO also promulgates ongoing amendments to the international convention for the Safety of Life at Sea 1974 and its protocol of 1988, otherwise known as “SOLAS.” SOLAS provides rules for the construction of and equipment required for commercial vessels and includes regulations for safe operation. It requires the provision of lifeboats and other life-saving appliances, requires the use of the Global Maritime Distress and Safety System which is an international radio equipment and watchkeeping standard, afloat and at shore stations, and relates to the Treaty on the Standards of Training and Certification of Watchkeeping Officers, or “STCW,” also promulgated by the IMO. Flag states that have ratified SOLAS and STCW generally employ the classification societies, which have incorporated SOLAS and STCW requirements into their class rules, to undertake surveys to confirm compliance.

SOLAS and other IMO regulations concerning safety, including those relating to treaties on training of shipboard personnel, lifesaving appliances, radio equipment and the global maritime distress and safety system, are applicable to our operations. Non-compliance with these types of IMO regulations may subject us to increased liability or penalties, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to or detention in some ports. For example, the U.S. Coast Guard and European Union authorities have indicated that vessels not in compliance with the ISM Code will be prohibited from trading in U.S. and European Union ports, respectively.

In the wake of increased worldwide security concerns, the IMO amended SOLAS and added “The International Security Code for Ports and Ships,” or the “ISPS Code,” as a new chapter to that convention. The objective of the ISPS Code, which came into effect on July 1, 2004, is to detect security threats and take preventive measures against security incidents affecting ships or port facilities. NMM has developed Security Plans, appointed and trained Ship and Office Security Officers and all of our vessels have been certified to meet the ISPS Code. See “—Vessel Security Regulations” for a more detailed discussion about these requirements.

The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulation may have on our operations.

Air Emissions

The International Convention for the Prevention of Marine Pollution from Ships, or “MARPOL,” is the principal international convention negotiated by the IMO governing marine pollution prevention and response. MARPOL imposes environmental standards on the shipping industry relating to oil spills, management of garbage, the handling and disposal of noxious liquids, sewage and air emissions. MARPOL 73/78 Annex VI “Regulations for the prevention of Air Pollution,” or “Annex VI,” entered into force on May 19, 2005, and applies to all ships, fixed and floating drilling rigs and other floating platforms. Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from ship exhausts, emissions of volatile compounds from cargo tanks, incineration of specific substances, and prohibits deliberate emissions of ozone depleting substances. Annex VI also includes a global cap on sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. The certification requirements for Annex VI depend on size of the vessel and time of periodical classification survey. Ships weighing more than 400 gross tons and engaged in international voyages involving countries that have ratified the conventions, or ships flying the flag of those countries, are required to have an International Air Pollution Certificate, or an “IAPP Certificate.” Annex VI came into force in the United States on January 8, 2009. As of December 31, 2013, all our ships delivered or drydocked since May 19, 2005, have all been issued with IAPP Certificates.

In March 2006, the IMO amended Annex I to MARPOL, including a new regulation relating to oil fuel tank protection, which became effective August 1, 2007. The new regulation applies to various ships delivered on or after August 1, 2010. It includes requirements for the protected location of the fuel tanks, performance standards for accidental oil fuel outflow, a tank capacity limit and certain other maintenance, inspection and engineering standards. IMO regulations also require owners and operators of vessels to adopt Ship Oil Pollution Emergency Plans. Periodic training and drills for response personnel and for vessels and their crews are required.

On July 1, 2010, amendments proposed by the United States, Norway and other IMO member states to Annex VI to MARPOL took effect that require progressively stricter limitations on sulfur emissions from ships. In Emission Control Areas, or “ECAs,” limitations on sulfur emissions require that fuels contain no more than 1%

sulfur. Beginning on January 1, 2012, fuel used to power ships may contain no more than 3.5% sulfur. This cap will then decrease progressively until it reaches 0.5% by January 1, 2020. The amendments all establish new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation. The European directive 2005/33/EU, which is effective from January 1, 2010, bans the use of fuel oils containing more than 0.1% sulfur by mass by any merchant vessel while at berth in any EU country. Our vessels have achieved compliance, where necessary, by purchasing and utilizing fuel that meets the low-sulfur requirements.

Additionally, more stringent emission standards could apply in coastal areas designated as ECAs, such as the United States and Canadian coastal areas designated by the IMO’s Marine Environment Protection Committee, as discussed in “—Clean Air Act” below. U.S. air emissions standards are now equivalent to these amended Annex VI requirements, and once these amendments become effective, we may incur costs to comply with these revised standards. Additional or new conventions, laws and regulations may be adopted that could require the installation of expensive emission control systems.

Ballast Water Management Convention

The IMO has negotiated international conventions that impose liability for oil pollution in international waters and the territorial waters of the signatory to such conventions. For example, the IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments, or the “BWM Convention,” in February 2004. The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements (beginning in 2009), to be replaced in time with a requirement for mandatory ballast water treatment. The BWM Convention will not become effective until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world’s merchant shipping. Though this has not occurred to date, the IMO has passed a resolution encouraging the ratification of the BWM Convention and calling upon those countries that have already ratified to encourage the installation of ballast water management systems on new ships. As referenced below, the U.S. Coast Guard issued new ballast water management rules on March 23, 2012, and the U.S. Environmental Protection Agency, or “EPA,” issued a new Vessel General Permit in March 2013 that contains numeric technology-based ballast water effluent limitations. Under the requirements of the convention for units with ballast water capacity more than 5,000 cubic meters that were constructed in 2011 or before, ballast water management exchange or treatment will be accepted until 2016. From 2016 (or not later than the first intermediate or renewal survey after 2016), only ballast water treatment will be accepted by the BWM Convention. Installation of ballast water treatments systems will be needed on all our vessels to comply with the BWM Convention and U.S. regulations discussed below. Given that ballast water treatment technologies are still at the developmental stage, at this time the additional costs of complying with these rules are unclear, but current estimates suggest that additional costs will be in the range of $500,000 per vessel.

Bunker Convention/CLC State Certificate

The International Convention on Civil Liability for Bunker Oil Pollution 2001, or the “Bunker Convention,” entered into force in State Parties to the Convention on November 21, 2008. The Bunker Convention provides a liability, compensation and compulsory insurance system for the victims of oil pollution damage caused by spills of bunker oil. The Bunker Convention requires the ship owner liable to pay compensation for pollution damage (including the cost of preventive measures) caused in the territory, including the territorial sea of a State Party, as well as its economic zone or equivalent area. Registered owners of any sea going vessel and seaborne craft over 1,000 gross tonnage, of any type whatsoever, and registered in a State Party, or entering or leaving a port in the territory of a State Party, will be required to maintain insurance which meets the requirements of the Bunker Convention and to obtain a certificate issued by a State Party attesting that such insurance is in force. The State issued certificate must be carried on-board at all times.

Although the United States is not a party to these conventions, many countries have ratified and follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended in 2000, or the “CLC.” Under this convention and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel’s registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. The limited liability protections are forfeited under the CLC where the spill is caused by the owner’s actual fault and under the 1992 Protocol where the spill is caused by the owner’s intentional or reckless conduct. Vessels trading to states that are parties to these conventions must provide evidence of insurance covering the liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or on a strict-liability basis

P&I Clubs in the International Group issue the required Bunkers Convention “Blue Cards” to provide evidence that there is in place insurance meeting the liability requirements. All of our vessels have received “Blue Cards” from their P&I Club and are in possession of a CLC State-issued certificate attesting that the required insurance coverage is in force.

Anti-Fouling Requirements

In 2001, the IMO adopted the International Convention on the Control of Harmful Anti-fouling Systems on Ships, or the “Anti-fouling Convention.” The Anti-fouling Convention, which entered into force on September 17, 2008, prohibits the use of organotin compound coatings to prevent the attachment of mollusks and other sea life to the hulls of vessels after September 1, 2003. Vessels of over 400 gross tons engaged in international voyages must obtain an International Anti-fouling System Certificate and undergo a survey before the vessel is put into service or when the anti-fouling systems are altered or replaced. Our managers have obtained Anti-fouling System Certificates for all of our vessels and we do not believe that maintaining such certificates will have an adverse financial impact on the operation of our vessels.

Compliance Enforcement

The flag state, as defined by the United Nations Convention on Law of the Sea, has overall responsibility for the implementation and enforcement of international maritime regulations for all ships granted the right to fly its flag. The “Shipping Industry Guidelines on Flag State Performance” evaluates flag states based on factors such as sufficiency of infrastructure, ratification of international maritime treaties, implementation and enforcement of international maritime regulations, supervision of surveys, casualty investigations, and participation at IMO meetings.

Non-compliance with the ISM Code and other IMO regulations may subject the vessel owner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. The U.S. Coast Guard and European Union authorities have indicated that vessels not in compliance with the ISM Code by the applicable deadlines will be prohibited from trading in U.S. and European Union ports, respectively.

The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on our operations.

U.S. Environmental Regulation of Our Vessels

Our vessels operating in U.S. waters now or, in the future, will be subject to various federal, state and local laws and regulations relating to protection of the environment. In some cases, these laws and regulations require us to obtain governmental permits and authorizations before we may conduct certain activities. These environmental laws and regulations may impose substantial penalties for noncompliance and substantial liabilities for pollution. Failure to comply with these laws and regulations may result in substantial civil and criminal fines and penalties. As with the industry generally, our operations will entail risks in these areas, and compliance with these laws and regulations, which may be subject to frequent revisions and reinterpretation, increases our overall cost of business.

Oil Pollution Act of 1990

The U.S. Oil Pollution Act of 1990, or “OPA 90,” established an extensive regulatory and liability regime for environmental protection and cleanup of oil spills. OPA 90 affects all owners and operators whose vessels trade with the United States or its territories or possessions, or whose vessels operate in the waters of the United States, which include the U.S. territorial waters and the two hundred nautical mile exclusive economic zone of the United States. OPA 90 may affect us because we carry oil as fuel and lubricants for our engines, and the discharge of these could cause an environmental hazard. Under OPA 90, vessel operators, including vessel owners, managers and bareboat or “demise” charterers, are “responsible parties” who are all liable regardless of fault, individually and as a group, for all containment and clean-up costs and other damages arising from oil spills from their vessels. These “responsible parties” would not be liable if the spill results solely from the act or omission of a third party, an act of God or an act of war. The other damages aside from clean-up and containment costs are defined broadly to include:

•	natural resource damages and related assessment costs;

•	real and personal property damages;

•	net loss of taxes, royalties, rents, profits or earnings capacity;

•	net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards; and

•	loss of subsistence use of natural resources.

Effective July 31, 2009, the U.S. Coast Guard adjusted the limits of OPA liability to the greater of $2,000 per gross ton or $17.088 million for any double-hull tanker that is over 3,000 gross tons (subject to possible adjustment for inflation) (relevant to the Alma Maritime carriers). These limits of liability do not apply, however, where the incident is caused by violation of applicable U.S. federal safety, construction or operating regulations, or by the responsible party’s gross negligence or willful misconduct. These limits likewise do not apply if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the substance removal activities. This limit is subject to possible adjustment for inflation. OPA 90 specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters. In some cases, states, which have enacted their own legislation, have not yet issued implementing regulations defining shipowners’ responsibilities under these laws. We believe that we are in substantial compliance with OPA 90 and all applicable state regulations in the ports where our vessels call.

OPA 90 requires owners and operators of vessels to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet the limit of their potential strict liability under OPA 90. Under the regulations, evidence of financial responsibility may be demonstrated by insurance, surety bond, self-insurance or guaranty. Under OPA 90 regulations, an owner or operator of more than one vessel is required to demonstrate evidence of financial responsibility for the entire fleet in an amount equal only to the financial responsibility requirement of the vessel having the greatest maximum liability under OPA 90. Each of our shipowning subsidiaries that has vessels trading in U.S. waters has applied for, and obtained from the U.S. Coast Guard National Pollution Funds Center, three-year certificates of financial responsibility, or “COFRs,” supported by guarantees which we purchased from an insurance based provider. We believe that we will be able to continue to obtain the requisite guarantees and that we will continue to be granted COFRs from the U.S. Coast Guard for each of our vessels that is required to have one.

In response to the 2010 BP Deepwater Horizon oil spill, the U.S. Congress has considered a number of bills that could potentially increase or even eliminate the limits of liability under OPA 90. Compliance with any new requirements of OPA 90 may substantially impact our cost of operations or require us to incur additional expenses to comply with any new regulatory initiatives or statutes. Additional legislation or regulation applicable to the operation of our vessels that may be implemented in the future as a result of the 2010 BP Deepwater Horizon oil spill in the Gulf of Mexico could adversely affect our business and ability to make distributions to our shareholders.

Clean Water Act

The United States Clean Water Act, or “CWA,” prohibits the discharge of oil or hazardous substances in United States navigable waters unless authorized by a permit or exemption, and imposes strict liability in the form of penalties for unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and the Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA). The EPA has enacted rules governing the regulation of ballast water discharges and other discharges incidental to the normal operation of vessels within U.S. waters. The rules require commercial vessels 79 feet in length or longer (other than commercial fishing vessels), or “Regulated Vessels,” to obtain a CWA permit regulating and authorizing such normal discharges. This permit, which the EPA has designated as the Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels, or “VGP,” incorporates the current U.S. Coast Guard requirements for ballast water management as well as supplemental ballast water requirements, and includes limits applicable to 26 specific discharge streams, such as deck runoff, bilge water and gray water.

The VGP was updated in 2013 to incorporate numeric effluent limits for ballast water expressed as the maximum concentration of living organisms in ballast water, as opposed to the prior non-numeric requirements. These requirements correspond with the IMO’s requirements under the BWM Convention, as discussed above. The permit also contains maximum discharge limitations for biocides and residuals. The numeric effluent limits in the new VGP will not apply to all vessels. Those that will be required to comply with the numeric limits will do so under a staggered implementation schedule. Certain existing vessels must achieve the numeric effluent limits for ballast water by the first drydocking after January 1, 2014 or January 1, 2016, depending on the vessel size. Newbuild vessels are subject to the numeric limits upon the effective date of the new permit. Vessels that have deferred deadlines for meeting the numeric standards must meet Best Management Practices, or BMPs, which are substantially similar to the requirements under the previous VGP.

The new VGP includes a tiered requirement for obtaining coverage based on the size of the vessel and the amount of ballast water carried. Vessels that are 300 gross tons or larger and have the capacity to carry more than eight cubic meters of ballast water must submit notices of intent (NOIs) to receive permit coverage between six and nine months after the permit’s issuance date. Vessels that do not need to submit NOIs are automatically authorized under the permit.

The VGP imposes additional requirements on certain Regulated Vessel types that emit discharges unique to those vessels. Administrative provisions, such as inspection, monitoring, recordkeeping and reporting requirements, are also included for all Regulated Vessels.

National Invasive Species Act

On March 23, 2012, the U.S. Coast Guard issued a final rule establishing standards for the allowable concentration of living organisms in ballast water discharged in U.S. waters and requiring the phase-in of Coast Guard approved BWMS. The rule went into effect on June 20, 2012, and adopts ballast water discharge standards for vessels calling on U.S. ports and intending to discharge ballast water equivalent to those set in IMO’s BWM Convention. The final rule requires that ballast water discharge have no more than 10 living organisms per milliliter for organisms between 10 and 50 micrometers in size. For organisms larger than 50 micrometers, the discharge can have 10 living organisms per cubic meter of discharge. The U.S. Coast Guard will review the practicability of implementing a more stringent ballast water discharge standard and publish the results no later than January 1, 2016. The rule requires installation of Coast Guard approved BWMS by new vessels constructed on or after December 1, 2013, and existing vessels as of their first drydocking after January 1, 2016. If Coast Guard type approved technologies are not available by a vessel’s compliance date, the vessel may request an extension to the deadline from the U.S. Coast Guard. While the 2013 rule imposes consistent numeric effluent limits for living organisms in ballast water discharges, it does not provide for compliance date extensions if Coast Guard-approved treatment technologies are not available.

Clean Air Act

The U.S. Clean Air Act of 1970, as amended, or the “CAA,” requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas and emission standards for so-called “Category 3” marine diesel engines operating in U.S. waters. The marine diesel engine emission standards are currently limited to new engines beginning with the 2004 model year. On April 30, 2010, the EPA promulgated final emission standards for Category 3 marine diesel engines equivalent to those adopted in the amendments to Annex VI to MARPOL. The emission standards apply in two stages: near-term standards for newly-built engines will apply from 2011, and long-term standards requiring an 80% reduction in nitrogen dioxides will apply from 2016. In May 2013, the EPA issued a proposed amendment to its marine diesel engine requirements that would temporarily allow marine equipment manufacturers to use allowances if a compliant marine engine is not available. Compliance with these standards may cause us to incur costs to install control equipment on our vessels in the future.

European Union Regulations

The European Union has also adopted legislation that would: (1) ban manifestly sub-standard vessels (defined as those over 15 years old that have been detained by port authorities at least twice in a six month period) from European waters and create an obligation of port states to inspect vessels posing a high risk to maritime safety or the marine environment; and (2) provide the European Union with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of negligent societies.

The European Union has implemented regulations requiring vessels to use reduced sulfur content fuel for their main and auxiliary engines. The EU Directive 2005/EC/33 (amending Directive 1999/32/EC) introduced parallel requirements in the European Union to those in MARPOL Annex VI in respect of the sulfur content of marine fuels. In addition, it has introduced a 0.1% maximum sulfur requirement for fuel used by ships at berth in EU ports, effective January 1, 2010.

In 2005, the European Union adopted a directive on ship-source pollution, imposing criminal sanctions for intentional, reckless or negligent pollution discharges by ships. The directive could result in criminal liability for pollution from vessels in waters of European countries that adopt implementing legislation. Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims. We cannot predict what regulations, if any, may be adopted by the European Union or any other country or authority.

Regulation of Greenhouse Gas Emissions

Currently, the emissions of greenhouse gases from ships involved in international transport are not subject to the Kyoto Protocol, which entered into force in 2005 and which countries have relied on to produce national plans to reduce greenhouse gas emissions. The IMO is evaluating various mandatory measures to reduce greenhouse gas emissions from international shipping, which may include market-based instruments or a carbon tax. In June 2013, the European Commission developed a strategy to integrate maritime emissions into the overall European Union strategy to reduce greenhouse gas emissions. If the strategy is adopted by the European Parliament and Council, large vessels using European Union ports would be required to monitor, report and verify their carbon dioxide emissions beginning in January 2018. In December 2013 the European Union environmental ministers discussed draft rules to implement monitoring and reporting of carbon dioxide emissions from ships.

As of January 1, 2013 all new ships must comply with mandatory requirements adopted by the Marine Environment Protection Committee (MEPC) of IMO in July 2011 in part to address greenhouse gas emission. These requirements add energy efficiency standards through an Energy Efficiency Design Index (EEDI). IMO’s Greenhouse Gas Working Group agreed on these guidelines to require all ships to develop and implement a Ship Energy Efficiency Plan (SEEMP). The regulations apply to all ships of 400 gross tonnage and above. These new rules will likely affect the operations of vessels that are registered in countries that are signatories to MARPOL Annex VI or vessels that call upon ports located within such countries.

In the United States, the EPA issued a final finding that greenhouse gases threaten public health and safety, and has promulgated regulations that regulate the emission of greenhouse gases, but not from ships. The EPA may decide in the future to regulate greenhouse gas emissions from ships. Other federal and state regulations relating to the control of greenhouse gas emissions may follow, including climate change initiatives that have recently been considered in the U.S. Congress. Any passage of climate control legislation or other regulatory initiatives by the IMO, the European Union, the United States, or other countries where we operate, or any treaty adopted at the international level, that restrict emissions of greenhouse gases could require us to make significant financial expenditures that we cannot predict with certainty at this time.

Safety Requirements

The IMO has adopted the International Convention for the Safety of Life at Sea, or “SOLAS Convention,” and the International Convention on Load Lines, 1966, or “LL Convention,” which impose a variety of standards to regulate design and operational features of ships. SOLAS Convention and LL Convention standards are revised periodically. All of our vessels are in compliance with SOLAS Convention and LL Convention standards.

Chapter IX of SOLAS, the requirements contained in the ISM Code, promulgated by the IMO, also affects our operations. The ISM Code requires the party with operational control of a vessel to develop and maintain an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies.

The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel’s management with code requirements for a safety management system. No vessel can obtain a certificate unless its manager has been awarded a document of compliance, issued by each flag state, under the ISM Code. NMM has obtained documents of compliance and safety management certificates for all of our vessels for which certificates are required by the IMO.

The International Labour Organization, or “ILO,” is a specialized agency of the United Nations with headquarters in Geneva, Switzerland. The ILO has adopted the Maritime Labor Convention 2006, or “MLC 2006,” to improve safety on-board merchant vessels. A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance is required to ensure compliance with the MLC 2006 for all ships above 500 gross tons in international trade. On August 20, 2012, the required number of countries ratified the MCL 2006 and it came into force on August 20, 2013. MLC 2006 requires us to develop new procedures to ensure full compliance with its requirements.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the Maritime Transportation Act of 2002, or “MTSA,” came into effect. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. The new chapter became effective in July 2004 and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the ISPS Code. The ISPS Code is designed to protect ports and international shipping against terrorism. After July 1, 2004, to trade internationally, a vessel must attain an International Ship Security Certificate from a recognized security organization approved by the vessel’s flag state.

Among the various requirements are:

•	on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship’s identity, position, course, speed and navigational status;

•	on-board installation of ship security alert systems, which do not sound on the vessel but only alert the authorities on shore;

•	the development of vessel security plans;

•	ship identification number to be permanently marked on a vessel’s hull;

•	a continuous synopsis record kept on-board showing a vessel’s history including, the name of the ship and of the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship’s identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and

•	compliance with flag state security certification requirements.

The U.S. Coast Guard regulations, intended to align with international maritime security standards, exempt non-U.S. vessels from obtaining U.S. Coast Guard-approved MTSA vessel security plans provided such vessels have on-board an International Ship Security Certificate, or “ISSC,” that attests to the vessel’s compliance with SOLAS security requirements and the ISPS Code.

Our vessel managers have developed Security Plans, appointed and trained Ship and Office Security Officers and each of our vessels in our fleet complies with the requirements of the ISPS Code, SOLAS and the MTSA.

Other Regulation

Our vessels may also become subject to the International Convention on Liability and Compensation for Damage in Connection with the Carriage of Hazardous and Noxious Substances by Sea, 1996 as amended by the Protocol to the HNS Convention, adopted in April 2010, or the “2010 HNS Protocol,” and collectively, the “2010 HNS Convention,” if it is entered into force. The Convention creates a regime of liability and compensation for damage from hazardous and noxious substances, or “HNS.” The 2010 HNS Convention sets up a two-tier system of compensation composed of compulsory insurance taken out by shipowners and an HNS Fund which comes into play when the insurance is insufficient to satisfy a claim or does not cover the incident. Under the 2010 HNS Convention, if damage is caused by bulk HNS, claims for compensation will first be sought from the shipowner up to a maximum of 100 million Special Drawing Rights, or “SDR,” which was equivalent to $65million U.S. dollars as of January 30, 2014. SDRs are supplementary, foreign exchange reserve assets created and maintained by the International Monetary Fund, or “IMF,” based upon a basket of currencies (consisting of the euro, Japanese yen, pound sterling and U.S. dollar). SDRs are not a currency, but instead represent a claim to currency held by IMF member countries for which SDRs may be exchanged. Monetary values and limits in many international maritime treaties are expressed in terms of SDRs. As of January 30, 2014, the exchange rate was 1 SDR equal to 0.650936 U.S. dollars. If the damage is caused by packaged HNS or by both bulk and packaged HNS, the maximum liability is 115 million SDR (equivalent to $74.86 million U.S. dollars as of January 30, 2014). Once the limit is reached, compensation will be paid from the HNS Fund up to a maximum of 250 million SDR (equivalent to $162.73 million U.S. dollars as of January 30, 2014). The 2010 HNS Convention has not been ratified by a sufficient number of countries to enter into force, and we cannot estimate the costs that may be needed to comply with any such requirements that may be adopted with any certainty at this time.

In-House Inspections

NMM and BSSM carry out inspections of the ships on a regular basis; both at sea and while the vessels are in port, while we carry out inspection and ship audits to verify conformity with manager’s reports. The results of these inspections, which are conducted both in port and underway, result in a report containing recommendations for improvements to the overall condition of the vessel, maintenance, safety and crew welfare. Based in part on these evaluations, we create and implement a program of continual maintenance for our vessels and their systems.

Competition

The process of obtaining new charters is highly competitive, generally involves an intensive screening process and competitive bids, and often extends for several months.

While the majority of the existing handysize liquefied gas carrier world fleet is employed on 12-month charters, there is competition for the employment of vessels when these charters expire and for the employment of those vessels which trade on the spot market. Competition for mid- or longer-term charters is based primarily on industry relationships, experience and reputation for customer service, quality operations and safety, the experience and technical capability of the crews, the vessel’s efficiency, operational flexibility and physical life, and the competitiveness of the bid in terms of overall price.

Our existing fleet had an average age of 6.6 years as of December 31, 2013, which is significantly less than the average age of the world-wide fleet of handysize liquefied gas carriers. We believe that our relatively young fleet positions us well to compete in terms of our vessels meeting the operational needs of charterers. We own and operate the largest fleet in our size segment, which, in our view, enhances our position relative to our competitors. While there are some barriers to entry, including the complexity of operating semi-refrigerated gas carriers that constantly require switching between a myriad of cargo types, crew expertise and the cost of liquefied gas carriers, new entrants have entered the market over the last five years.

We believe that the market for obtaining new charters will continue to be highly competitive for the foreseeable future. However, we believe that our relationships, the experience of the crews that service our vessels and the age and technical ability of our existing fleet, as well as our ten newbuildings, will provide us with a competitive advantage, both within the handysize segment and across the broader liquefied gas carrier industry.

Properties

Other than our vessels, we do not own any material property. We lease office space for our representative offices in London and New York. The lease term for our representative office in London is for a period of 10 years with a mutual break option in March 2017, which is the fifth anniversary from the lease commencement date. The gross rent per year is approximately $515,000, although we sublease part of the space, thus recouping approximately $182,500 per year. The initial lease term for our representative office in New York is five years ending June 30, 2017. The total rent per year is approximately $231,990.

Seasonality

Liquefied gases are primarily used for industrial and domestic heating, as a chemical and refinery feedstock, as a transportation fuel and in agriculture. The liquefied gas carrier market is typically stronger in the fall and winter months in anticipation of increased consumption of propane and butane for heating during the winter months. In addition, unpredictable weather patterns in these months tend to disrupt vessel scheduling and the supply of certain commodities. As a result, demand for our vessels may be stronger in our fiscal quarters ending December 31 and March 31 and relatively weaker during our fiscal quarters ending June 30 and September 30, although 12-month time charter rates tend to smooth these short-term fluctuations. To the extent any of our time charters expire during the relatively weaker fiscal quarters ending June 30 and September 30, it may not be possible to re-charter our vessels at similar rates. As a result, we may have to accept lesser rates or experience off-hire time for our vessels, which may adversely impact our business, financial condition and operating results.

Employees

We had 22 employees as of December 31, 2013. We consider our employee relations to be good. Our crewing and technical managers provide crews for our vessels under separate crew management agreements.

Legal Proceedings

We expect that in the future we will be subject to legal proceedings and claims in the ordinary course of business, principally personal injury and property casualty claims. These claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. We are not aware of any legal proceedings or claims that we believe will have, individually or in the aggregate, a material adverse effect on us.

Exchange Controls

Under the Republic of the Marshall Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of distributions, interest or other payments to non-resident shareholders.

Taxation of the Company

Certain of our subsidiaries are subject to taxation in the jurisdictions in which they are organized, conduct business or own assets. We intend that our business and the business of our subsidiaries will be conducted and operated in a manner designed to minimize the tax imposed on us and our subsidiaries. However, we cannot assure this result as tax laws in these or other jurisdictions may change or we may enter into new business transactions relating to such jurisdictions, which could affect our tax liability.

U.S. Taxation

The following is a discussion of the material U.S. federal income tax considerations applicable to us. This discussion is based upon provisions of the Code, existing final and temporary regulations thereunder, or “Treasury Regulations,” and current administrative rulings and court decisions, all of which are subject to change, possibly with retroactive effect. Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. The following discussion does not purport to be a comprehensive description of all of the U.S. federal income tax considerations applicable to us.

Status as a Corporation. We are treated as a corporation for U.S. federal income tax purposes. As such, we will be subject to U.S. federal income tax on our income to the extent it is from U.S. sources or is otherwise effectively connected with the conduct of a trade or business in the United States as discussed below, unless such income is exempt from tax under Section 883 of the Code.

Taxation of Operating Income. Substantially all of our gross income is, and we expect that substantially all of our gross income will be, attributable to the transportation of LPGs and petrochemicals and related products. Gross income that is attributable to transportation that either begins or ends, but that does not both begin and end, in the United States, or “U.S. Source International Transportation Income,” is considered to be 50.0% derived from sources within the United States and may be subject to U.S. federal income tax as described below. Gross income attributable to transportation that both begins and ends in the United States, or “U.S. Source Domestic Transportation Income,” is considered to be 100.0% derived from sources within the United States and generally is subject to U.S. federal income tax. Gross income attributable to transportation exclusively between non-U.S. destinations is considered to be 100.0% derived from sources outside the United States and generally is not subject to U.S. federal income tax. We are not permitted by law to engage in transportation that gives rise to U.S. Source Domestic Transportation Income. However, certain of our activities give rise to U.S. Source International Transportation Income, and we expect to increase our operations in the United States, which would result in an increase in the amount of our U.S. Source International Transportation Income, all of which would be subject to U.S. federal income taxation unless the exemption from U.S. taxation under Section 883 of the Code, or the “Section 883 Exemption,” applies.

The Section 883 Exemption. In general, the Section 883 Exemption provides that if a non-U.S. corporation satisfies the requirements of Section 883 of the Code and the Treasury Regulations thereunder, or the “Section 883 Regulations,” it will not be subject to the net basis and branch profits taxes or the 4.0% gross basis tax described below on its U.S. Source International Transportation Income. The Section 883 Exemption applies only to U.S. Source International Transportation Income and does not apply to U.S. Source Domestic Transportation Income.

We will qualify for the Section 883 Exemption if, among other things, we meet the following three requirements:

•	we are organized in a jurisdiction outside the United States that grants an equivalent exemption from tax to corporations organized in the United States with respect to the types of U.S. Source International Transportation Income that we earn, or an “Equivalent Exemption”;

•	we satisfy the Publicly Traded Test (as described below); and

•	we meet certain substantiation, reporting and other requirements (or the Substantiation Requirement).

In order for a non-U.S. corporation to meet the Publicly Traded Test, its equity interests must be “primarily traded” and “regularly traded” on an established securities market either in the United States or in a jurisdiction outside the United States that grants an Equivalent Exemption. The Section 883 Regulations provide, in pertinent part, that equity interests in a non-U.S. corporation will be considered to be “primarily traded” on an established securities market in a given country if, with respect to the class or classes of equity relied upon to meet the “regularly traded” requirement described below, the number of shares of each such class that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in such class that are traded during that year on established securities markets in any other single country.

Equity interests in a non-U.S. corporation will be considered to be “regularly traded” on an established securities market under the Section 883 Regulations if one or more classes of such equity interests that, in the aggregate, represent more than 50.0% of the combined vote and value of all outstanding equity interests in the non-U.S. corporation satisfy certain listing and trading volume requirements. These listing and trading volume requirements will be satisfied with respect to a class of equity interests if trades in such class are effected, other than in de minimis quantities, on an established securities market on at least 60 days during the taxable year and the aggregate number of shares in such class that are traded on an established securities market during the taxable year is at least 10.0% of the average number of shares outstanding in that class during the taxable year (with special rules for short taxable years). In addition, a class of equity interests will be considered to satisfy these listing and trading volume requirement if the equity interests in such class are traded during the taxable year on an established securities market in the United States and are “regularly quoted by dealers making a market” in such class (within the meaning of the Section 883 Regulations).

Even if a class of equity satisfies the foregoing requirements, and thus generally would be treated as “regularly traded” on an established securities market, an exception may apply to cause the class to fail the regularly traded test if, for more than half of the number of days during the taxable year, one or more 5.0% shareholders (i.e., shareholders owning, actually or constructively, at least 5.0% of the vote and value of that class) own in the aggregate 50.0% or more of the vote and value of the class (which we refer to as the “Closely Held Block Exception”). For purposes of identifying its 5.0% shareholders, a corporation is entitled to rely on Schedule 13D and Schedule 13G filings made with the SEC. The Closely Held Block Exception does not apply, however, in the event the corporation can establish that a sufficient proportion of such 5.0% shareholders are Qualified Shareholders (as defined below) so as to preclude other persons who are 5.0% shareholders from owning 50.0% or more of the value of that class for more than half the days during the taxable year. Qualified Shareholders include:

•	individual residents of jurisdictions that grant an Equivalent Exemption;

•	non-U.S. corporations organized in jurisdictions that grant an Equivalent Exemption and that meet the Publicly Traded Test; and

•	certain other qualified persons described in the Section 883 Regulations.

We are organized under the laws of the Republic of the Marshall Islands, which is a jurisdiction that the U.S. Treasury Department has recognized as granting an Equivalent Exemption with respect to the type of U.S. Source International Transportation Income we earn. Provided we satisfy the Substantiation Requirement, which we believe we will be able to satisfy, our U.S. Source International Transportation Income (including for this purpose, any such income earned by our subsidiaries) will be exempt from U.S. federal income taxation provided we meet the Publicly Traded Test.

We did not satisfy the requirements for the Section 883 exemption for our 2013 taxable year because our common stock was not traded on an established securities market for most of the year and therefore we did not satisfy the “regularly traded” requirement of the Publicly Traded Test. However, for 2014 and future taxable years, we believe we will be able to satisfy the Publicly Traded Test, provided we satisfy the listing and trading volume requirements described previously and the Closely Held Block Exception does not apply for such year. Our common stock, which is our only class of equity outstanding, represents more than 50.0% of the total combined voting power and value of all classes of our equity interests entitled to vote. In addition, because our common stock is traded only on the NYSE, which is considered to be an established securities market, our equity interests are “primarily traded” on an established securities market for purposes of the Publicly Traded Test. Further, we anticipate that our common stock will meet the “regularly traded” requirement of the Publicly Traded Test.

According to Schedule 13D and Schedule 13G filings with the SEC, 5.0% shareholders currently own, in the aggregate, less than 50.0% of the total vote and value of our common stock. Provided that in each of the current and future taxable years, 5.0% shareholders own, in the aggregate, less than 50.0% of the total vote and value of our common stock for more than half the days of such taxable year, and we continue to satisfy the listing and trading volume requirements described previously, we believe that we will satisfy the Publicly Traded Test for such year. However, additional persons that are not Qualified Shareholders may become 5.0% shareholders at any time. If more than 50.0% of our common stock were held by 5.0% shareholders (other than Qualified Shareholders) for more than half of the days of the current or any future year, we would likely not qualify for an exemption under Section 883 for such taxable year, due to the Closely Held Block Exception. Therefore, because qualification for the Section 883 Exception depends upon factual matters that are subject to change and are outside of our control, there can be no assurance that we will be able to satisfy the Publicly Traded Test for the current or any future taxable year. Please see “—The Net Basis Tax and Branch Profits Tax” and “—The 4.0% Gross Basis Tax” below for a discussion of the consequences in the event we do not satisfy the Publicly Traded Test or otherwise fail to qualify for the Section 883 Exemption.

The Net Basis Tax and Branch Profits Tax. If we earn U.S. Source International Transportation Income, and, the Section 883 Exemption does not apply, the U.S. source portion of such income may be treated as effectively connected with the conduct of a trade or business in the United States, or “Effectively Connected Income,” if (1) we have a fixed place of business in the United States involved in the earning of U.S. Source International Transportation Income and (2) substantially all of our U.S. Source International Transportation Income is attributable to regularly scheduled transportation or, in the case of vessel leasing income, is attributable to a fixed place of business in the United States. In addition, if we earn other types of income within the territorial seas of the United States, such income may be treated as Effectively Connected Income.

Based on our current and projected methods of operation, we do not believe that any of our U.S. Source International Transportation Income will be treated as Effectively Connected Income for any taxable year. However, there is no assurance that we will not earn substantial amounts of income from regularly scheduled transportation or bareboat charters attributable to a fixed place of business in the United States (or earn income from other activities within the territorial seas of the United States) in the future, which would result in such income being treated as Effectively Connected Income.

Any income we earn that is treated as Effectively Connected Income, net of applicable deductions, would be subject to U.S. federal corporate income tax (generally at a rate of 35.0%). In addition, a 30.0% branch profits tax could be imposed on any income we earn that is treated as Effectively Connected Income, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid by us in connection with the conduct of our U.S. trade or business.

On the sale of a vessel that has produced Effectively Connected Income, we could be subject to the net basis U.S. federal corporate income tax as well as branch profits tax with respect to the gain recognized up to the amount of certain prior deductions for depreciation that reduced Effectively Connected Income. Otherwise, we would not be subject to U.S. federal income tax with respect to gain realized on the sale of a vessel, provided the sale is considered to occur outside of the United States under U.S. federal income tax principles. In general, the sale of a vessel will be considered to occur outside of the United States for this purpose if title to the vessel, and risk of loss with respect to the vessel, pass to the buyer outside the United States. It is expected that any sale of a vessel by us will be considered to occur outside the United States.

The 4.0% Gross Basis Tax. Assuming that the Section 883 Exemption does not apply and the net basis tax does not apply, we will be subject to a 4.0% U.S. federal income tax on the U.S. source portion of our gross U.S. Source International Transportation Income, without benefit of deductions. Under the sourcing rules described above under “—U.S. Taxation—Taxation of Operating Income,” 50.0% of our U.S. Source International Transportation Income would be treated as being derived from U.S. sources.

Republic of the Marshall Islands Taxation

We believe that because we and our controlled affiliates do not, and do not expect to, conduct business or operations in the Republic of the Marshall Islands, neither we nor our controlled affiliates will be subject to income, capital gains, profits or other taxation under current Republic of the Marshall Islands law. As a result, distributions by our controlled affiliates to us will not be subject to Republic of the Marshall Islands taxation.

U.K. Taxation

NGT Services (UK) Limited, as a U.K. incorporated company, is subject to U.K. corporation tax on all its profits wherever arising. If we and any of our controlled affiliates not incorporated in the United Kingdom ensure that our central management and control is exercised outside of the United Kingdom, and we do not otherwise create a U.K. permanent establishment by carrying on business in the United Kingdom, we should not become subject to U.K. corporation tax. Where a company’s central management and control is exercised is a question of fact to be decided in accordance with the particular circumstances of each company. Any distributions paid to us by NGT Services (UK) Limited will not be subject to U.K. taxation.

C.	Organizational Structure

Not applicable.

D.	Property, Plant and Equipment

Other than our vessels mentioned above, we do not have any material property.

Item 4A. Unresolved Staff Comments

Not applicable.

Item 5. Operating and Financial Review and Prospects

A.	Operating Results

You should read the following discussion of our financial condition and results of operations in conjunction with our audited and related notes included elsewhere in this annual report. Among other things, those financial statements include more detailed information regarding the basis of presentation for the following information. The financial statements have been prepared in accordance with U.S. generally accepted accounting principles, or “U.S. GAAP,” and are presented in U.S. Dollars unless otherwise indicated. Any amounts converted from another non-U.S. currency to U.S. Dollars in this annual report were converted at the rate applicable at the relevant date, or the average rate during the applicable period.

Overview

We are the owner and operator of the world’s largest fleet of handysize liquefied gas carriers. We provide international and regional seaborne transportation services of liquefied petroleum gas, or “LPG,” petrochemical gases and ammonia for energy companies, industrial users and commodity traders. These gases are transported in liquefied form, by applying cooling and/or pressure, to reduce volume by up to 900 times depending on the cargo, making their transportation more efficient and economical.

We employ our vessels through a combination of time charters, voyage charters and COAs. Our fleet consists of 32 semi- or fully-refrigerated handysize liquefied gas carriers, which we define as liquefied gas carriers between 15,000 and 24,999 cbm, including nine of our newbuilding vessels scheduled for delivery by March 2016. One of our 2016 newbuildings, for which we are pursuing a long term time charter to carry ethane exports from the United States, will have a capacity of 35,000 cbm. In addition, we have options to build three further 35,000 cbm newbuilding vessels for delivery by December 2016 and currently operate an additional semi-refrigerated handysize liquefied gas carrier under a time charter-in through December 2014. As of December 31, 2013, we operated 24 vessels, including our chartered-in vessel, of which 17 were employed under time charters and seven were employed in the spot market. Our operated vessels earned an average time charter equivalent rate of approximately $859,600 per vessel per calendar month ($28,262 per day) during the year ended December 31, 2013, compared to approximately $779,500 per vessel per calendar month ($25,627 per day) for the year ended December 31, 2012.

Our largest customers by revenue for the year ended December 31, 2013, include three companies that currently time charter a total of eight of our 24 operated vessels: PT Pertamina (Persero), the Indonesian state-owned producer of hydrocarbons; Tomza Group, a Mexican LPG distribution company that distributes LPG to the Mexican and Central American markets; and Petróleos de Venezuela S.A., the Venezuelan state-owned integrated oil and petrochemical company. For the year ended December 31, 2013, these customers accounted for approximately 29.7% of our revenue in the aggregate. In the past, we have chartered vessels to a range of trading, shipping and other customers on both time charter and voyage charter bases, including Petredec Ltd., a leading LPG trading company; Trafigura Limited, an international commodities trading and logistics company; Trammochem, an international merchandising and trading company; Geogas, an independently owned LPG trader; Marubeni Corporation, an international general trading company; Mitsubishi Corporation, a leading global chemical company.

Vessel Contracts

We generate revenue by providing seaborne transportation services to customers pursuant to the following three types of contractual relationships:

Time Charters. A time charter is a contract under which a vessel is chartered for a defined period of time at a fixed daily or monthly rate. Under time charters, we are responsible for providing crewing and other vessel operating services, the cost of which is intended to be covered by the fixed rate, while the customer is responsible for substantially all of the voyage expenses, including any bunker fuel consumption, port expenses and canal tolls. LPG is typically transported under a time charter arrangement, generally with a term of twelve months. However, four of our current 17 time charters are for terms exceeding twelve months, with two vessels having initial terms of five years and two having initial terms of ten years. For the year ended December 31, 2013, approximately 50.6% of our revenue was generated pursuant to time charters.

Voyage Charters. A voyage charter is a contract, typically for shorter intervals, for transportation of a specified cargo between two or more designated ports. This type of charter is priced on a current or “spot” market rate, typically on a price per ton of product carried rather than a daily or monthly rate. Under voyage charters, we are responsible for all of the voyage expenses in addition to providing the crewing and other vessel operating services. Petrochemical gases have typically been transported pursuant to voyage charters, as the seaborne transportation requirements of petrochemical product traders have historically resulted from a particular product arbitrage at a point in time. For the year ended December 31, 2013, approximately 35.4% of our revenue was generated pursuant to voyage charters.

Contracts of Affreightment. A contract of affreightment, or “COA,” is a contract to carry specified quantities of cargo, usually over prescribed shipping routes, at a fixed price per ton basis (often subject to fuel price or other adjustments) over a defined period of time. As such, a COA essentially consists of a number of voyage charters to carry a specified amount of cargo over a specified time period (i.e., the term of the COA), which can span for months to potentially years. Similar to a voyage charter, we are typically responsible for all voyage expenses in addition to providing all crewing and other vessel operating services when trading under a COA. For the year ended December 31, 2013, approximately 14.0% of our revenue was generated pursuant to COAs.

Vessels operating on time charters and longer-term COAs provide more predictable cash flows, but can potentially yield lower profit margins than vessels operating in the spot charter market during periods of favorable market conditions. Accordingly, as a result of a portion of our fleet being committed on time charters and COAs, we will be unable to take full advantage of improving charter rates to the same extent as we would if our liquefied gas carriers were employed only on spot charters. Conversely, vessels operating in the spot charter market generate revenue that is less predictable, but they may enable us to capture increased profit margins during periods of improving charter rates. However, operating in the spot charter market exposes us to the risks of declining liquefied gas carrier charter rates and relatively lower utilization rates as compared to time charters and certain COAs, which may have a materially adverse impact on our financial performance. Notwithstanding these risks, we believe that providing liquefied gas transportation services in the spot charter market is important to us, as it provides us with greater insight into market trends and opportunities.

We believe that the size and versatility of our fleet, which enables us to carry the broadest set of liquefied gases subject to seaborne transportation across a diverse range of conditions and geographies, together with our track record of operational excellence, positions us as the partner of choice for many companies requiring handysize liquefied gas transportation and distribution solutions. In addition, we believe that the versatility of our fleet affords us with backhaul and triangulation opportunities not available to many of our competitors, thereby providing us with opportunities to increase utilization and profitability. We seek to enhance our returns through a flexible, customer-driven chartering strategy that combines a base of time charters and COAs with more opportunistic, higher-rate voyage charters.

Important Financial and Operational Terms and Concepts

We use a variety of financial and operational terms and concepts in the evaluation of our business and operations. These include the following:

Operating Revenue. Our operating revenue includes revenue from time charters, voyage charters and COAs. Operating revenue is affected by charter rates and the number of days a vessel operates. Rates for voyage charters are more volatile as they are typically tied to prevailing market rates at the time of the voyage. Historically, voyage charters have usually represented a minority of our annual operating revenue, which is consistent with our vessel employment strategy for the near future.

Address and Brokerage Commissions. Address and brokerage commissions are costs remitted to either the shipping brokers or charterers for placing business with our vessels and are calculated as a percentage of chartering income.

Voyage Expenses. Voyage expenses are all expenses unique to a particular voyage, including any bunker fuel consumption, port expenses and canal tolls. Voyage expenses are typically paid by the shipowner under voyage charters and COAs and by the charterer under time charters. Accordingly, we generally only incur voyage expenses when performing voyage charters and COAs or during repositioning voyages between time charters for which no cargo is available. The gross revenue received by the shipowner under voyage charters and COAs are generally higher than those received under comparable time charters so as to compensate the shipowner for bearing all voyage expenses. As a result, our operating revenue and voyage expenses may vary significantly depending on our mix of time charters, voyage charters and COAs.

Charter-in Costs. Charter-in costs represent charter hire costs incurred by us for non-owned vessels that we charter into our fleet. While it is not a focus of our operational strategy, we may opportunistically charter-in vessels if we either have a need for a vessel to perform a specific undertaking or consider the charter rate requested by a vessel owner to be sufficiently attractive.

Vessel Operating Expenses. Vessel operating expenses are expenses that are not unique to a specific voyage. Vessel operating expenses are typically paid by the shipowner under each of our charter types. Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the cost of spares and consumable stores, tonnage taxes and other miscellaneous expenses. Our vessel operating expenses will increase with the expansion of our fleet. Other factors that are beyond our control may also cause these expenses to increase, including developments relating to market prices for insurance and crewing costs.

In connection with providing us with technical management for our fleet, NMM and BSSM currently receive crewing and technical management fees of approximately $200,000 per vessel per year in the aggregate, which fees are considered to be vessel operating expenses. Our technical and crew management agreements have terms through December 2014, and thereafter continue until terminated on at least three months’ notice by either party, subject to certain exceptions. See “Item 4—Information on the Company—Business Overview—Technical Management of the Fleet.”

Depreciation and Amortization. Depreciation and amortization expense consists of:

•	charges related to the depreciation of the historical cost of our fleet (or the revalued amount), less the estimated residual value of our vessels, calculated on a straight-line basis over their useful life, which is estimated to be 30 years; and

•	charges related to the amortization of capitalized drydocking expenditures relating to our fleet over the period between drydockings.

General Administration Costs. General administration costs principally consist of the costs incurred in operating our London representative office, which manages our chartering, operations, accounting and administrative functions and oversees the technical management of our vessels; our New York representative office; and certain costs and expenses attributable to our board of directors. Please read “Item 4—Information on the Company—Business Overview—Commercial Management of the Fleet.” We will incur additional expenses as a result of being a publicly-traded corporation, including costs associated with annual reports to shareholders and SEC filings, investor relations and NYSE annual listing fees. We may also grant equity compensation that would result in an expense to us, which may result in an increase in expenses. Please read “Item 6—Directors, Senior Management and Employees—Compensation—Equity Compensation Plans—2013 Long-Term Incentive Plan.”

Other Corporation Expenses. Other corporation expenses consist of our advisors’ services, including ongoing audit, taxation, legal and corporate services.

Drydocking. We must periodically drydock each of our vessels for any major repairs and maintenance, for inspection of the underwater parts of the vessel, that cannot be performed while the vessels are operating and for any modifications to comply with industry certification or governmental requirements. We are required to drydock a vessel once every five years until it reaches 15 years of age, after which we are required to drydock the applicable vessel every two and one-half to three years.

We capitalize costs associated with the drydockings as “built in overhauls” in accordance with U.S. GAAP and amortize these costs on a straight-line basis over the period between drydockings. Costs incurred during the drydocking period which relate to routine repairs and maintenance are expensed as incurred. The number of drydockings undertaken in a given period and the nature of the work performed determine the level of drydocking expenditures.

Ownership Days. We define ownership days as the aggregate number of days in a period that each vessel in our fleet has been owned by us. Ownership days include the number of days in a period in which we have possession of a chartered-in vessel. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenue and the amount of expenses that we record during a period.

Available Days. We define available days as ownership days less aggregate off-hire days associated with major scheduled maintenance, which principally include drydockings, special or intermediate surveys, vessel upgrades or major repairs. We use available days to measure the number of days in a period that our operated vessels should be capable of generating revenues.

Operating Days. We define operating days as available days less the aggregate number of days that our operated vessels are not generating revenue, which include idle days and off-hire days for any reason other than major scheduled maintenance. We use operating days to measure the aggregate number of days in a period that our operated vessels actually generate revenues.

Fleet Utilization. We define fleet utilization as the total number of operating days in a period divided by the total number of available days during that period.

Time Charter Equivalent Rate. Time charter equivalent rate, or “TCE rate,” is a measure which converts voyage charter and COA revenues to a time charter comparable, by deducting voyage expenses (which are incurred by the charterer in the case of time charters) from voyage revenue. TCE rate is a standard shipping industry performance measure used primarily to compare the performance of different charter types (i.e., time charters, voyage charters and COAs) and to enable a period-to-period comparison in performance despite changes in the mix of charter types under which the vessels may be employed between the periods. Our method of calculating TCE rate is to divide operating revenue for a voyage charter or COA (net of voyage expenses) by the relevant time period of that charter.

Daily Vessel Operating Expenses. Daily vessel operating expenses are calculated by dividing vessel operating expenses by ownership days (excluding ownership days attributable to chartered-in vessels) for the relevant time period.

Results of Operations

Factors Affecting Comparability

You should consider the following factors when evaluating our historical financial performance and assessing our future prospects:

•	We have been and are significantly increasing our fleet size. Our historical financial performance and future prospects have been and will be significantly impacted by the increasing size of our fleet.

•	Historical Fleet Size. Our historical financial statements for the year ended December 31, 2011, reflect the results of operations of a weighted average fleet size of 8.3 vessels, with nine vessels owned at year end. During 2012, we took delivery of Navigator Libra, Navigator Pegasus and Navigator Phoenix and chartered-in two additional vessels, the Maple 3 and the Arctic Gas (a chartered-in vessel from July 2012 through January 2013), bringing our total fleet size to 14 by year end and resulting in a weighted average fleet size of 12.7 vessels for the year. In addition, in November 2012, we entered into sales and purchase agreements with affiliates of A.P. Møller pursuant to which it agreed to sell to us its entire fleet of 11 handysize liquefied gas carriers. We took delivery of all 11 of the A.P. Møller vessels during 2013, bringing our total fleet size to 24 by year end and resulting in a weighted average fleet size of 19.6 vessels for the year.

•	Future Fleet Size. We have taken delivery of all 11 of the A.P. Møller vessels as of December 31, 2013. In addition, we have entered into agreements to acquire ten newbuilding liquefied gas carriers, with four handysize vessels to be delivered in 2014, four handysize vessels in 2015, one handysize vessels in 2016 and one 35,000 cbm vessel in 2016. Furthermore, the time charter relating to our chartered-in vessel currently terminates in December 2014, after which such vessel will no longer contribute to our results of operations unless we extend the charter-in relationship.

Given the variability in operating vessels in our fleet, our historical financial statements reflect, and in the future will reflect, significantly different levels of ownership and operating days as well as different levels of voyage expenses, vessel operating expenses, interest expense and other related costs.

•	We will incur additional general administration costs and other corporation expenses. We will continue to incur additional costs as a result of being a publicly-traded corporation, including costs associated with annual reports to shareholders and SEC filings, investor relations and NYSE annual listing fees. We may also grant equity compensation that would result in an expense to us, which may result in an increase in expenses. Please read “Item 6—Directors, Senior Management and Employees—Compensation—Equity Compensation Plans—2013 Long-Term Incentive Plan.”

•	We will have different financing arrangements. We have entered into secured term loan facilities and issued senior unsecured notes to finance the acquisitions of vessels and the construction of newbuildings. Please read “—Secured Term Loan Facilities” and “—Senior Unsecured Bonds.”

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

The following table compares our operating results for the years ended December 31, 2012 and 2013:

	Year Ended December 31, 2012	Year Ended December 31, 2013	Percentage Change
	(in thousands, except percentages)
Operating revenue	$146,716	$234,286	59.7%
Other cargo revenue	—	4,051	100.0%

	$146,716	$238,337	62.4%
Operating expenses:
Address and brokerage commissions	4,234	5,473	29.3%
Voyage expenses	27,791	49,336	77.5%
Cost of cargo sold	—	4,255	100.0%
Charter-in costs	11,288	6,834	(39.5)%
Vessel operating expenses	32,826	56,029	70.7%
Depreciation and amortization	24,180	36,608	51.4%
General administration costs	5,273	6,147	16.6%
Other corporate expenses	1,402	3,496	149.4%

Total operating expenses	$106,994	$168,178	57.2%

Operating income	$39,722	$70,159	76.6%

	Year Ended December 31, 2012	Year Ended December 31, 2013	Percentage Change
	(in thousands, except percentages)
Interest expense	(8,736)	(28,768)	229.3%
Interest income	65	99	52.3%

Income before income taxes	$31,051	$41,490	33.6%
Income taxes	515	506	(1.7)%

Net income	$30,536	$40,984	34.2%

Operating Revenue. Operating revenue increased by 59.7% to $234.3 million for the year ended December 31, 2013, from $146.7 million for the year ended December 31, 2012. This increase was primarily due to:

•	an increase in operating revenue of approximately $60.7 million attributable to an increase in the weighted average number of vessels from 12.7 to 19.6, or 54.3%, for the year ended December 2013, and a corresponding increase in vessel ownership days by 2,505 days, or 53.7%, for the year ended December 31, 2013, as compared to the year ended December 31, 2012;

•	an increase in operating revenue of approximately $18.5 million attributable to an improved monthly charter rate, which rose to an average of approximately $859,600 per vessel per calendar month ($28,262 per day) for the year ended December 31, 2013, as compared to an average of approximately $779,500 per vessel per calendar month ($25,627 per day) for the year ended December 31, 2012;

•	a decrease in operating revenue of approximately $13.1 million attributable to a reduction in fleet utilization from 99.5% during the year ended December 31, 2012 to 92.9% during the year ended December 31, 2013 primarily as a result of repositioning the additional vessels entering our fleet during the year ended December 31, 2013, a fire on Navigator Capricorn (resulting in 45 days off-hire), ballasting to take up a long term time charters and some increased idle time.

•	an increase in operating revenue of approximately $21.5 million relating to a relative increase in the proportion of voyage charters to time charters during an increasing spot market rate environment.

Other Cargo Revenue. Other cargo revenue related to the sale of a cargo of butane gas on-board Navigator Capricorn at the time of a fire in the engine room. This cargo was bought by us and later sold following the completion of repairs to the vessel. No such incident or activity occurred in the year to December 31, 2012.

The following table presents selected operating data for the years ended December 31, 2013 and 2012, which we believe are useful in understanding our operating revenue:

Fleet Data:	Year Ended December 31, 2012	Year Ended December 31, 2013
Weighted average number of vessels	12.7	19.6
Ownership days	4,663	7,168
Available days	4,663	7,044
Operating days	4,641	6,544
Fleet utilization	99.5%	92.9%
Average daily time charter equivalent rate	$25,627	$28,262

Address and Brokerage Commissions. Address and brokerage commissions increased by 29.3% to $5.5 million for the year ended December 31, 2013, from $4.2 million for the year ended December 31, 2012 as the number of vessels, and consequently operating revenue on which it is based, increased.

Voyage Expenses. Voyage expenses increased by 77.5% to $49.3 million for the year ended December 31, 2013, from $27.8 million for the year ended December 31, 2012. This increase was primarily due to the increase in our fleet size and a relative increase in the proportion of voyage charters to time charters.

Cost of Cargo sold. Cost of cargo sold related to the purchase of a partial cargo of butane gas loaded on Navigator Capricorn at the time of a breakout of a fire in the engine room of that vessel. This cargo was bought by us from the charterer and later sold following the completion of repairs to the vessel. No such incident or cargo purchases were made in the year to December 31, 2012.

Charter-in Costs. Charter-in costs decreased by 39.5% to $6.8 million for the year ended December 31, 2013, from $11.3 million for the year ended December 31, 2012. This decrease is primarily related to chartering in only one vessel during 2013, compared to two vessels for the year ended December 31, 2012.

Vessel Operating Expenses. Vessel operating expenses increased by 70.7% to $56.0 million for the year ended December 31, 2013, from $32.8 million for the year ended December 31, 2012. Vessel operating expenses increased by $199 per day, or 2.5%, to $8,115 per vessel per day for the year ended December 31, 2013, compared to $7,916 per vessel per day for the year ended December 31, 2012. These increases were primarily due to additional costs on our ethylene vessels partly offset by our additional newly acquired vessels being younger, and therefore less expensive to maintain, than our vessels owned in 2012.

Depreciation and Amortization. Depreciation and amortization expense increased by 51.4% to $36.6 million for the year ended December 31, 2013, from $24.2 million for the year ended December 31, 2012. This increase was primarily due to an increase in our fleet size. Depreciation and amortization expense included amortization of capitalized drydocking costs of $3.1 million for the year ended December 31, 2013, and $2.1 million for the year ended December 31, 2012.

Other Operating Results

General and Administration Costs. General and administration costs increased by 16.6% to $6.1 million for the year ended December 31, 2013, from $5.3 million for the year ended December 31, 2012, primarily due to additional costs attributable to enlarged operations associated with fleet expansion.

Other Corporate Expenses. Other corporate expenses increased by 149.4% to $3.5 million for the year ended December 31, 2013, from $1.4 million for the year ended December 31, 2012. This increase was primarily due to project feasibility costs incurred associated with the evaluation of a terminal development opportunity, complementary to our core activities.

Interest Expense. Interest expense increased to $28.8 million for the year ended December 31, 2013, from $8.7 million for the year ended December 31, 2012. This increase was primarily due to:

•	$12.0 million of increased interest expense and finance charges attributable to our issuance of $125.0 million of 9.0% senior unsecured bonds in December 2012;

•	$4.9 million of increased interest expense and finance charges for our entry into an additional secured term loan facility in February 2013 to facilitate the acquisition of the vessels from A.P. Møller; and

•	$3.2 million of increased interest expense and finance charges attributable to refinancing a previous revolving credit facility at an increased interest rate.

Interest Income. Interest income increased to $98,775 for the year ended December 31, 2013, from $64,590 for the year ended December 31, 2012. The increase in interest income for the year ended December 31, 2013, was primarily due to interest generated on unapplied proceeds of our senior unsecured bond issuance, maintaining an increased working capital cash balance associated with a larger fleet size and as required to comply with minimum liquidity covenants under our debt instruments.

Income Taxes. Income tax relates to taxes on our subsidiaries incorporated in the United Kingdom and Singapore. Our United Kingdom subsidiary earns management and other fees from fellow subsidiary companies, and our Singaporean subsidiary earned interest payments from Indonesia, where the main corporate tax rates are 24% and 17%, respectively. For the year ended December 31, 2013, we incurred taxes of $506,253 as compared to taxes for the year ended December 31, 2012 of $515,123.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

The following table compares our operating results for the years ended December 31, 2011 and 2012:

	Year Ended December 31, 2011	Year Ended December 31, 2012	Percentage Change
	(in thousands, except percentage)
Operating revenue	$88,875	$146,716	65.1%
Operating expenses:
Address and brokerage commissions	2,664	4,234	58.9%
Voyage expenses	17,661	27,791	57.4%
Charter-in costs	344	11,288	3,181.4%
Vessel operating expenses	22,939	32,826	43.1%
Depreciation and amortization	18,678	24,180	29.5%
General and administrative costs	4,232	5,273	24.6%
Other corporate expenses	1,166	1,402	20.2%

Total operating expenses	$67,684	$106,994	58.1%

Operating income	$21,191	$39,722	87.4%
Interest expense	(2,442)	(8,736)	257.7%
Interest income	9	65	622.2%

Income before income taxes	$18,758	$31,051	65.5%
Income taxes	108	515	376.9%

Net income	$18,650	$30,536	63.7%

Operating Revenue. Operating revenue increased by 65.1% to $146.7 million for the year ended December 31, 2012 from $88.9 million for the year ended December 31, 2011, primarily due to:

•	an increase in operating revenue of approximately $38.3 million attributable to an increase in the weighted average number of vessels by 4.4, or 53.8%, and a corresponding increase in ownership days by 1,630 days, or 53.7%, for the year ended December 31, 2012, as compared to the year ended December 31, 2011;

•	an increase in operating revenue of approximately $6.9 million attributable to an improved monthly charter rate, which rose to a weighted average of approximately $779,500 per vessel per calendar month ($25,627 per day) for the year ended December 31, 2012, as compared to an average of approximately $733,000 per vessel per calendar month ($24,098 per day) for the year ended December 31, 2011;

•	an increase in operating revenue of approximately $2.5 million attributable to an increase in the fleet utilization from 97.4% during 2011, to 99.5% during 2012; and

•	an increase in operating revenue of approximately $10.1 million relating to a relative increase in the proportion of voyage charters to time charters during an increasing spot market rate environment.

The following table presents selected operating data for the years ended December 31, 2011 and 2012, which we believe are useful in understanding our operating revenue:

	Year Ended December 31, 2011	Year Ended December 31, 2012
Fleet Data:
Weighted average number of vessels	8.3	12.7
Ownership days	3,033	4,663
Available days	3,033	4,663
Operating days	2,955	4,641
Fleet utilization	97.4%	99.5%
Average daily time charter equivalent rate	$24,098	$25,627

As a result of vessel acquisitions, newbuilding deliveries and chartered-in vessels, we increased our weighted average number of vessels from 8.3 to 12.7 during the years ended December 31, 2012, as compared to 2011. During the year ended December 31, 2012, we had 4,663 available days, an increase of 1,630 days when compared to the year ended December 31, 2011. This was due to the additional vessels joining the fleet, both throughout 2012 and the second half of 2011. Our fleet utilization for the year ended December 31, 2012, increased by 2.1% to 99.5% from our fleet utilization of 97.4% for the year ended December 31, 2011.

The average TCE rate for the year ended December 31, 2012, was approximately $779,500 per vessel per calendar month ($25,627 per vessel per day), $1,529 per vessel per day higher than the average TCE rate of approximately $733,000 per vessel per calendar month ($24,098 per vessel per day) achieved in the year ended December 31, 2011. This was primarily due to an increased demand for the transportation of LPG, particularly due to the continued development of U.S. shale gas.

Address and Brokerage Commissions. Address and brokerage commissions increased by 58.9% to $4.2 million for the year ended December 31, 2012, from $2.7 million for the year ended December 31, 2011. Commission costs increased as a result of increased charter revenue due to the increased size of our fleet.

Voyage Expenses. Voyage expenses increased by 57.4% to $27.8 million for the year ended December 31, 2012, from $17.7 million for the year ended December 31, 2011. This increase was primarily due to the increase in our fleet size and a relative increase in the proportion of voyage charters to time charters.

Charter-in Costs. Charter-in costs increased to $11.3 million for the year ended December 31, 2012, as compared to approximately $0.3 million for the year ended December 31, 2011, as a result of our entry into our charter-in arrangements in December 2011 and July 2012.

Vessel Operating Expenses. Vessel operating expenses increased by 43.1% to $32.8 million for the year ended December 31, 2012, from $22.9 million for the year ended December 31, 2011. Vessel operating expenses increased by $284 per day, or 3.7%, to $7,916 per day for the year ended December 31, 2012, compared to $7,632 per day for the year ended December 31, 2011. These increases were primarily due to our increased fleet size and rising costs for crew, as well as greater costs for repair and maintenance due to the increased age of certain of our vessels.

Depreciation and Amortization. Depreciation and amortization expense increased 29.5% to $24.2 million for the year ended December 31, 2012, from $18.7 million for the year ended December 31, 2011. This increase was primarily due to an increase in our fleet size. Depreciation and amortization expense included amortization of capitalized drydocking costs of $2.1 million for the year ended December 31, 2012, and $1.8 million for the year ended December 31, 2011.

Other Operating Results

General and Administration Costs. General and administration costs increased by 24.6% to $5.3 million for the year ended December 31, 2012, from $4.2 million for the year ended December 31, 2011, primarily due to increasing the operational capacity of our representative office in London necessitated by fleet expansion.

Interest Expense. Interest expense increased to $8.7 million for the year ended December 31, 2012, from $2.4 million for the year ended December 31, 2011. This increase was primarily due to:

•	$7.5 million of increased interest expense attributable to additional debt incurred to finance our newbuildings and secondhand vessel purchases; and

•	$1.2 million of increased interest expense attributable to the refinancing of $90 million of a previous revolving credit facility that had an interest cost of U.S. LIBOR plus 3.25%.

Interest Income. Interest income increased to $64,590 for the year ended December 31, 2012, from $8,978 for the year ended December 31, 2011. The increase in interest income for the year ended December 31, 2012, was primarily due to maintaining an increased working capital cash balance associated with a larger fleet size and to comply with minimum liquidity covenants under our debt instruments.

Income Taxes. Income tax relates to taxes on our subsidiaries incorporated in the United Kingdom and Singapore and withholding tax from charter hire in Indonesia. Our United Kingdom subsidiary earns management and other fees from fellow subsidiary companies, and our Singapore subsidiary receives interest payments from Indonesia, where the main corporate tax rates are 24% and 17%, respectively. For the year ended December 31, 2012, we incurred taxes of $515,123 as compared to taxes for the year ended December 31, 2011 of $107,501.

B.	Liquidity and Capital Resources

Liquidity and Cash Needs

Our primary uses of funds have been capital expenditures for the acquisition and construction of vessels, voyage expenses, vessel operating expenses, general and administrative costs, expenditures incurred in connection with ensuring that our vessels comply with international and regulatory standards, financing expenses and repayments of bank loans. Our primary sources of funds have been cash from operations, proceeds from our initial public offering, equity investments from existing shareholders, bank borrowings and a bond placement. We are required to maintain certain minimum liquidity amounts in order to comply with our various debt instruments. Please see “—Secured Term Loan Facilities.”

In addition to operating expenses, our medium-term and long-term liquidity needs primarily relate to potential future acquisitions. Pursuant to our purchase and sale agreements with A.P. Møller, in addition to the 10% deposit that we put into escrow at the signing of the purchase and sale agreements, we were required to remit payment to A.P. Møller at the time of delivery of each of the 11 vessels, resulting in an aggregate payment of $470 million, all of which was paid in the year ended December 31, 2013. We have agreed to purchase 10 newbuildings for an aggregate of $502.7 million, which is comprised of the four 2014 newbuildings from Jiangnan for $49.9 million per vessel, the four 2015 newbuildings from Jiangnan for an average of $45.5 million per vessel and the two 2016 newbuildings from Jiangnan for $44.0 million and $77.4 million, respectively, for each vessel. As of December 31, 2013, we had made aggregate payments to Jiangnan of $58.1 million. We also have options to build an additional three 35,000cbm newbuildings for delivery from Jiangnan in 2016 at $77.4 million per vessel.

We expect to finance the remaining purchase prices of the 2014 newbuildings through previously issued equity and borrowings under our current senior term loan facilities. We expect to finance the purchase price of the 2015 newbuildings, the 2016 newbuildings and, if the options are exercised, the option newbuildings and any additional future acquisitions either through previously issued equity, internally generated funds, debt financings, the issuance of additional equity securities or a combination of these forms of financing. We anticipate that our primary sources of funds for our long-term liquidity needs will be from cash from operations and/or debt or equity financings. We believe that these sources of funds will be sufficient to meet our liquidity needs for the foreseeable future.

Ongoing Capital Expenditures. Liquefied gas transportation is a capital-intensive business, requiring significant investment to maintain an efficient fleet and to stay in regulatory compliance.

We are required to drydock a vessel once every five years until it reaches 15 years of age, after which we are required to drydock the applicable vessel every two and one-half to three years. Drydocking each vessel takes approximately 20-30 days. Drydocking days generally include approximately 5-10 days of travel time to and from the drydocking shipyard and approximately 15-20 days of actual drydocking time.

We spend significant amounts for scheduled drydocking (including the cost of classification society surveys) of each of our vessels. As our vessels age and our fleet expands, our drydocking expenses will increase. We estimate the current cost of the five-year drydocking of one of our vessels is approximately $650,000, the ten-year drydocking cost is approximately $1.2 million and the 15-year drydocking cost is approximately $1.5 million. Ongoing costs for compliance with environmental regulations are primarily included as part of our drydocking and classification society survey costs, with a balance included as a component of our operating expenses. We are not aware of any regulatory changes or environmental liabilities that we expect to have a material impact on our current or future results of operations. Please see “Item 3—Key Information—Risk Factors—Risks Related to Our Business—Over the long term, we will be required to make substantial capital expenditures to preserve the operating capacity of, and to grow, our fleet.”

Cash Flows

The following table summarizes our cash and cash equivalents provided by (used in) operating, financing and investing activities for the periods presented:

	Year Ended December 31,
	2011	2012	2013
	(in thousands)
Net cash provided by operating activities	$44,982	$54,962	$78,810
Net cash used in investing activities	(85,577)	(202,789)	(456,299)
Net cash provided by financing activities	51,086	261,963	431,358
Net increase in cash and cash equivalents	10,491	114,136	53,869

Operating Cash Flows. Net cash provided by operating activities for the year ended December 31, 2013, increased to $78.8 million, from $55.0 million for the year ended December 31, 2012, an increase of 43.4%. This $23.8 million increase in net cash provided by operating activities for the year ended December 31, 2013, was primarily due to increases in net revenue referred to above and by movements in working capital.

Net cash provided by operating activities for the year ended December 31, 2012, increased to $55.0 million from $45.0 million for the year ended December 31, 2011, an increase of 22.2%. This $10.0 million increase in net cash provided by operating activities for the year ended December 31, 2012, was primarily due to increased net revenue as a result of fleet growth, offset by adverse movements in working capital.

Net cash flow from operating activities depends upon repairs and maintenance activity, acquisitions and dispositions, foreign currency rates, changes in interest rates, fluctuations in working capital balances and spot market charter rates.

Investing Cash Flows. Net cash used in investing activities of $(456.3) million for the year ended December 31, 2013, primarily represents $426.1 million for the acquisition of the 11 A.P. Møller vessels and an additional payment to Jiangnan shipyard of $38.1 million, representing the second installment on the four 2014 newbuildings, and an initial installment payment on each of the four 2015 newbuildings, offset by a net $10.0 million release of short-term investments.

Net cash used in investing activities of $(202.8) million for the year ended December 31, 2012, primarily consists of $100.5 million for the acquisition of Navigator Pegasus and Navigator Phoenix, $24.9 million for the final installment payments on Navigator Libra, $47.0 million as a deposit to A.P. Møller for the acquisition of their 11 handysize vessels, $20.0 million installment payment for the four 2014 newbuildings and the placement of $10.0 million on a six-month deposit with a large financial institution in order to generate interest on cash withheld from operations to comply with the minimum liquidity requirements under our debt instruments.

Net cash used in investing activities of $(85.6) million for the year ended December 31, 2011, primarily consists of payments to the shipyard relating to the construction of Navigator Leo, which was delivered in September 2011, and Navigator Libra, which was delivered in February 2012.

Financing Cash Flows. Net cash provided by financing activities was $431.4 million for the year ended December 31, 2013, consisting of $243.0 million from the acquisition secured loan facility, $171.6 million from our initial public offering, $75.0 million from the issuance of common stock to the WLR Group and unrelated shareholders, partially offset by $35.8 million in loan repayments, $7.0 million in costs associated with the acquisition and newbuilding secured loan facilities, $0.3 million in costs associated with common stock issued to the WLR Group and others, and $15.2 million in costs associated with our initial public offering.

Net cash provided by financing activities was $262.0 million for the year ended December 31, 2012, consisting of $206.5 million in proceeds from secured term loan facilities, $125.0 million from proceeds of a bond placement and $46.9 million from the issuance of common stock to the WLR Group, offset by $107.6 million in loan repayments, financing costs of $6.4 million and a dividend payment of $2.4 million.

Net cash provided by financing activities was $51.1 million for the year ended December 31, 2011, consisting of $52.6 million of borrowings under a secured term loan facility and $15.3 million from the issuance of common stock, partially offset by $7.1 million in loan repayments and a dividend payment of $9.6 million.

Secured Term Loan Facilities

General. Navigator Gas L.L.C., our wholly-owned subsidiary, and certain of our vessel-owning subsidiaries have entered into a series of secured term loan facilities beginning in April 2011, or the “April 2011 secured term loan facility,” in April 2012, or the “April 2012 secured term loan facility,” in February 2013, or the “February 2013 secured term loan facility,” and in April 2013, or the “April 2013 secured term loan facility.” Collectively, we refer to the debt thereunder as our “secured term loan facilities.” Proceeds of the loans under our secured term loan facilities may be used to finance newbuildings, acquisitions and for general corporate purposes. The full commitment amounts have been drawn under both the April 2011 secured term loan facility, the April 2012 secured term loan facility and the February 2013 secured term loan facility. The full $120.0 million remained available under the April 2013 secured term loan facility is available to be drawn and fund the 2014 newbuilding vessels. We are the guarantor under each of the secured term loan facilities.

Fees and Interest. We paid arrangement and agency fees at the time of the closing of our secured term loan facilities. Agency fees are due annually. Interest on amounts drawn is payable at a rate of U.S. LIBOR plus a bank margin, for interest periods of one, three or six months or longer if agreed by all lenders.

Term and Facility Limits

April 2011 Secured Term Loan Facility. The April 2011 secured term loan facility has a term of six years with a maximum principal amount of $80.0 million. The April 2011 secured term loan facility is a delayed draw facility with an availability period that ended December 27, 2012. The aggregate fair market value of the collateral vessels must be no less than 130% of the aggregate outstanding borrowings under the facility. Interest on amounts drawn is payable at a rate of U.S. LIBOR plus 300 basis points per annum.

April 2012 Secured Term Loan Facility. The April 2012 secured term loan facility has a term of five years with a maximum principal amount of up to $180.0 million. The April 2012 secured term loan facility is a delayed draw facility with an availability period that ended December 31, 2012. The aggregate fair market value of the collateral vessels must be no less than 135% of the aggregate outstanding borrowings under the facility. Interest on amounts drawn is payable at a rate of U.S. LIBOR plus 337.5 basis points per annum.

February 2013 Secured Term Loan Facility. The February 2013 secured term loan facility has a term of five years with a maximum principal amount of up to the lesser of (i) $270.0 million and (ii) 60% of the fair market value of the collateral vessels. The February 2013 secured term loan facility is a delayed draw facility with an availability period ending December 31, 2013. Advances under the February 2013 secured term loan facility are upon the delivery of the A.P. Møller vessels, provided that no advance may occur after the end of the availability period. The aggregate fair market value of the collateral vessels must be no less than 135% of the aggregate outstanding borrowings under the facility. Interest on amounts drawn is payable at a rate of U.S. LIBOR plus 350 basis points per annum.

April 2013 Secured Term Loan Facility. The April 2013 secured term loan facility has a term of six years from the loan drawdown date with a maximum principal amount of up to $120.0 million. The April 2013 secured term loan facility is a delayed draw facility with the last availability period ending June 8, 2015. Proceeds of the loans under the April 2013 secured term loan facility will be used to finance our four 2014 newbuildings. The aggregate fair market value of the collateral vessels must be no less than 135% of the aggregate outstanding borrowings under the facility. Interest on amounts drawn is payable at a rate of U.S. LIBOR plus 350 basis points per annum.

Prepayments/Repayments. The borrowers may voluntarily prepay indebtedness under our secured term loan facilities at any time, without premium or penalty, in whole or in part upon prior written notice to the facility agent, subject to customary compensation for LIBOR breakage costs. The borrowers may not reborrow any amount that has been so prepaid.

The loans will be subject to quarterly amortization repayments beginning three months after the initial borrowing date or delivery dates of the newbuildings, as applicable. Any remaining outstanding principal amount must be repaid on the expiration date of the facilities.

The borrowers are also required to deliver semi-annual compliance certificates, which include valuations of the vessels securing the applicable facility from an independent ship broker. Upon delivery of the valuation, if the market value of the collateral vessels is less than 130% of the outstanding indebtedness under the April 2011 facility or 135% of the outstanding indebtedness under the other facilities, the borrowers must either provide additional collateral or repay any amount in excess of 130% or 135% of the market value of the collateral vessels, as applicable.

Financial Covenants. The secured term loan facilities contain financial covenants requiring the borrowers, among other things, to ensure that:

•	the ratio of Net Debt to Total Capitalization (each as defined in the applicable secured term loan facility) is no greater than 0.60 to 1.00;

•	the borrowers have liquidity (including undrawn available lines of credit with a maturity exceeding 12 months) of no less than (i) between $10.0 million and $25 million, as applicable, or (ii) 5% of Net Debt or total debt, as applicable, whichever is greater;

•	the ratio of EBITDA to Interest Expense (each as defined in the applicable secured term loan facility), on a trailing four quarter basis, is no less than 3.00 to 1.00;

•	the borrower must maintain a minimum ratio of shareholder equity to total assets of 30%; and

•	the current assets of the borrower must exceed the current liabilities (excluding current liabilities attributable to the senior unsecured bonds or the senior term loans) at all times.

Restrictive Covenants. The secured term loan facilities provide that the borrowers may not pay dividends to us out of operating revenues generated by the vessels securing the indebtedness if an event of default has occurred or is continuing. The secured term loan facilities also limit the borrowers from, among other things, incurring indebtedness or entering into mergers and divestitures. The secured term loan facilities also contain general covenants that will require the borrowers to maintain adequate insurance coverage and to maintain their vessels. In addition, the secured term loan facilities include customary events of default, including those relating to a failure to pay principal or interest, a breach of covenant, representation and warranty, a cross-default to other indebtedness and non-compliance with security documents.

As of December 31, 2012 and 2013, we were in compliance with all covenants under the secured term loan facilities, including with respect to the aggregate fair market value of our collateral vessels.

Senior Unsecured Bonds

General. On December 18, 2012, we issued senior unsecured bonds in an aggregate principal amount of $125.0 million with Norsk Tillitsmann ASA as the bond trustee. The proceeds of the senior unsecured bonds were used (i) in part to finance the acquisition of the A.P. Møller vessels and (ii) for general corporate purposes. The senior unsecured bonds are governed by Norwegian law and listed on the Nordic ABM which is operated and organized by Oslo Børs ASA.

Interest. Interest on the senior unsecured bonds is payable at a fixed rate of 9.0% per annum, calculated on a 360-day year basis. Interest is payable semi-annually on June 18 and December 18 of each year.

Maturity. The senior unsecured bonds mature in full on December 18, 2017.

Optional Redemption. We may redeem the senior unsecured bonds, in whole or in part, beginning December 18, 2015. Senior unsecured bonds redeemed from December 18, 2015 to December 17, 2016, shall be redeemed at 104% of par, senior unsecured bonds redeemed from December 18, 2016 to June 17, 2017, shall be redeemed at 102% of par and senior unsecured bonds redeemed from June 18, 2017, to the day prior to the maturity date, shall be redeemed at 101% of par.

Additionally, upon the occurrence of a “Change of Control Event” (as defined in the senior unsecured bond agreement), the holders of senior unsecured bonds have an option to force the issuer to repay such holder’s outstanding bonds at 101% of par.

Financial Covenants. The senior unsecured bond agreement contains financial covenants requiring us, among other things, to ensure that:

•	we and our subsidiaries maintain a minimum liquidity of no less than the greater of (i) $12.5 million and (ii) 5% of Total Interest-Bearing Debt (as defined in the senior unsecured bond agreement);

•	we and our subsidiaries maintain a positive working capital amount;

•	we and our subsidiaries maintain an Interest Coverage Ratio (as defined in the senior unsecured bond agreement) of not less than 3.0;

•	we and our subsidiaries maintain an Equity Ratio (as defined in the senior unsecured bond agreement) of at least 30%; and

•	on and after June 30, 2013, we and our subsidiaries ensure that the sum of the market value of (i) our vessels plus (ii) any amounts in any escrow account in favor of the bond trustee are at least 120% of the Total Interest-Bearing Debt.

Our compliance with the covenants listed above is measured as of the end of each fiscal quarter, except for the final ratio, which is measured semi-annually on June 30 of each year.

Restrictive Covenants. The senior unsecured bond agreement provides that we may not declare any dividends or other distributions to our equity holders until after December 31, 2013, except for payments in respect of services rendered or transactions in the ordinary course in an amount not to exceed $2.0 million. Following December 31, 2013, we may declare dividends so long as such dividends do not exceed 50% of our consolidated net profits after taxes and we have an Equity Ratio of 35% after giving pro forma effect to such distribution. The senior unsecured bond agreement also limits us and our subsidiaries from, among other things, incurring additional indebtedness, entering into mergers and divestitures, engaging in transactions with affiliates or incurring any additional liens. In addition, the senior unsecured bond agreement includes customary events of default, including those relating to a failure to pay principal or interest, a breach of covenant, false representation and warranty, a cross-default to other indebtedness, the occurrence of a material adverse effect, or our insolvency or dissolution.

As of December 31, 2013, we were in compliance with all covenants under our senior unsecured bond agreement.

C.	Research and Development Patents and Licences etc.

We do not undertake any significant expenditure on research and development, and have no significant interests in patents or licenses.

D.	Trend Information

The demand for seaborne transportation of LPG, petrochemical gases and ammonia is expected to continue to grow due to evolving energy and petrochemical market dynamics, particularly as a result of increasing U.S. shale oil and gas development, as seaborne transportation is often the only, or the most cost effective, way to transport liquefied gases between major exporting and importing markets. Over the last 24 months, the expansion of existing LNG facilities and the construction of new LNG production facilities around the world have added to LPG production and trade volumes, following a period of project delays and stalled start-ups due to the global economic downturn.

Charter rates and vessel values are influenced by the supply and demand for seaborne gas cargo carrying capacity and are consequently volatile. The supply of gas carrier capacity is primarily a function of the size of the existing world fleet, the number of newbuildings being delivered and the scrapping of older vessels. The world fleet of liquefied gas carriers has increased steadily over the past ten years and the size of the orderbook reached a peak in 2007 and 2008 but declined in the second half of 2008 and 2009 as a result of the slowdown in the world economy. Although the orderbook increased beginning in late 2010 and through 2013, the number of newbuildings on order remains below levels reached in 2007 and 2008. Demolition or scrapping is largely a function of vessel age and the state of the freight market, as all ships have finite lives. There was a marked increase in scrapping activity from 2007 through 2011, which largely coincided with the downturn in the freight market. However, demolition levels declined significantly in 2012 and 2013.

E.	Off-Balance Sheet Arrangements

We currently do not have any off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations

The contractual obligations schedule set forth below summarizes our contractual obligations as of December 31, 2013.

	2014	2015	2016	2017	Thereafter	Total
	(in thousands)
Vessels under construction	$189,842	157,610	97,104	—	—	$444,556
Charter-in vessels	8,400	—	—	—	—	8,400
Secured term loan facilities and 9% senior unsecured bond issue	60,750	50,850	50,850	279,025	134,010	575,485
Office leases	747	747	747	630	2,189	5,060
Total contractual obligations	$259,739	$209,207	$148,701	$279,655	$136,199	$1,033,501

As part of our growth strategy, we will continue to consider strategic opportunities, including the acquisition of additional vessels. We may choose to pursue such opportunities through internal growth or joint ventures or business acquisitions. We intend to finance any future acquisitions through various sources of capital, including credit facilities, debt borrowings and the issuance of additional shares of common stock.

G.	Safe Harbor

See “Cautionary Statement Regarding Forward Looking Statements” at the beginning of this annual report.

Item 6. Directors, Senior Management and Employees

A.	Directors and Senior Management

Directors

Set forth below are the names, ages and positions of our directors.

Name	Age	Position
David J. Butters	73	Chairman of the Board of Directors
Dr. Heiko Fischer	46	Director
David Kenwright	66	Director
Spiros Milonas	85	Director
Alexander Oetker	39	Director
Wilbur L. Ross, Jr.	76	Director
Florian Weidinger	32	Director

Our board of directors are elected annually. Each director holds office until his successor shall have been duly elected and qualified, except in the event of his death, resignation, removal or the earlier termination of his term of office.

Officers are elected from time to time by vote of our board of directors and hold office until a successor is elected.

Biographical information with respect to each of our directors and our executive officers is set forth below. The business address for our directors and executive officers is 399 Park Avenue, 38th Floor, New York, New York 10022.

David J. Butters. David J. Butters has served as president, chief executive officer and chairman of the Board since September 2008. Prior to September 2008, Mr. Butters served as a managing director of Lehman Brothers Inc., a subsidiary of Lehman Brothers Holdings Inc., where he had been employed for more than 37 years. Mr. Butters is currently chairman of the board of directors and chairman of the compensation committee of GulfMark Offshore, Inc., a provider of marine support and transportation services to the oil and gas industry, a director of Weatherford International Ltd., an oilfield services company, and a director of Angelicoussis Shipping Group, Ltd.

Dr. Heiko Fischer. Dr. Heiko Fischer has been a member of the Board since December 2011. Dr. Fischer has been Chief Executive Officer and Chairman of the Management Board of Vtg Aktiengesellschaft, a German railroad logistics company traded on the Frankfurt Stock Exchange, since May 1, 2004. He was a member of the Supervisory Board of Hapag-Lloyd AG, a German container shipping company. He is the Chairman of the Supervising Board of TRANSWAGGON-Gruppe and a member of the Supervising Board of Brueckenhaus Grundstueckgesellschaft m.b.h., Kommanditgesellschaft Brueckenhaus Grundstuecksgesellschaft m.b.h. & Co., TRANSWAGGON AG and Waggon Holding AG. Dr. Fischer graduated from the University of Albany with an MBA in 1992, and from Julius-Maximilian University in Wuerzburg, Germany with a PhD in Economic Sciences in 1995.

David Kenwright. David Kenwright has been a member of the Board since March 2007. Mr. Kenwright is a managing director of Achater Offshore Ltd. and chairman of the U.K. Emergency Response and Rescue Vessel Association Ltd., and previously a managing director of Gulf Offshore N.S. Ltd. for seven years. Mr. Kenwright is a Chartered Engineer and a Fellow of the Institute of Marine Engineering, Science and Technology.

Spiros Milonas. Spiros Milonas has been a member of the Board since August 2006. He is chairman and president of Ionian Management Inc., which oversees the Ionian Group, with interests in shipping, oil and gas and real estate. Mr. Milonas is a director of the New York Shipping Cooperation Committee, a member of Leadership 100, a member of the Board of Advisors of Atlantic Bank, and a recipient of the Ellis Island Medal of Honor Award. Mr. Milonas graduated from Athens University, School of Economics.

Alexander Oetker. Alexander Oetker has been a member of the Board since September 2006. Mr. Oetker is the founder and chief executive officer of AO Schiffahrt GmbH & Co., a bulk and container shipping company based in Hamburg, Germany. Before founding AO Schiffahrt, Mr. Oetker was employed as chartering manager of Hamburg Sued and was employed by Hutchinson Port Holdings in Hong Kong.

Wilbur L. Ross, Jr. Wilbur L. Ross, Jr. has been a member of the Board since April 2012. Mr. Ross is the Chairman and Chief Executive Officer of WLR. Mr. Ross is currently a member of the board of directors of ArcelorMittal, a steel and mining company; Exco Resources Inc., a natural oil and gas company; International Textile Group, Inc., a global, diversified textile provider; Air Lease Corporation, an aircraft leasing company; Assured Guaranty Ltd., a holding company that provides credit protection products to the United States and international public finance, infrastructure and structured finance markets; The Governor and Company of the Bank of Ireland, a commercial bank operation in Ireland; BankUnited, Inc., a savings and loan holding company; Sun Bancorp, a bank holding company; Talmer Bancorp, a bank holding company; Plascar Participacoes SA, a manufacturer of automotive interiors and Diamond S Shipping Group Inc., a seaborne transportation company of refined petroleum and other products in the international shipping markets. Mr. Ross formerly served as a member of the board of directors of International Coal Group from April 2005 to June 2011; Montpelier Re Holdings Ltd., a reinsurance company, from 2006 to March 2010; The Greenbrier Companies, a supplier of transportation equipment and services to the railroad industry, from June 2009 until January 2013 and Syms Corp., a retail store operator, from 2000 through 2007. Mr. Ross was Executive Managing Director of Rothschild Inc. for 24 years before acquiring that firm’s private equity partnerships in 2000. Mr. Ross holds an A.B. from Yale University and an M.B.A., with distinction, from Harvard Business School. Through the course of Mr. Ross’ career, he has served as a principal financial adviser to, investor in and director of various companies across the globe operating in diverse industries, and he has assisted in restructuring more than $300 billion of corporate liabilities.

Florian Weidinger. Florian Weidinger has been a member of the Board since March 2007. Mr. Weidinger previously worked as a vice president at Lehman Brothers’ principal investment division, Global Trading Strategies in London prior to becoming chief executive officer of Hansabay, a Singapore based fund management business. Mr. Weidinger holds a BSc from Cass Business School, City University, London, an MBA from the Stanford Graduate School of Business and an MS in Environment and Resources from Stanford University.

Executive Officers

The following table provides information about our executive officers. NGT Services (UK) Limited, our wholly-owned subsidiary and commercial manager, will provide us with certain of our officers, including our chief financial officer and our chief operating officer. All references in this annual report to “our officers” refer to our president and chief executive officer and those officers of NGT Services (UK) Limited who perform executive officer functions for our benefit.

Name	Age	Position
David J. Butters	73	Chairman of the Board of Directors
Niall Nolan	50	Chief Financial Officer
Tommy Hjalmas	46	Chief Operating Officer
Oeyvind Lindeman	35	Chief Commercial Officer

David J. Butters. David J. Butters was appointed president and chief executive officer of Navigator Holdings Ltd. in September 2008.

Niall Nolan. Niall Nolan was appointed chief financial officer of NGT Services (UK) Limited in August 2006. Prior to his appointment as chief financial officer, Mr. Nolan worked for Navigator Holdings as representative of the creditors committee during Navigator Holdings’ bankruptcy proceedings. Prior to that, Mr. Nolan was group finance director of Simon Group PLC, a U.K. public company. Mr. Nolan is a fellow of the Association of Chartered Certified Accountants.

Tommy Hjalmas. Tommy Hjalmas was appointed chief operating officer of NGT Services (UK) Limited in November 2006. Prior to this, Mr. Hjalmas was employed for five years at Dorchester Maritime Limited, now known as BSSM, our technical manager. Mr. Hjalmas received his BSc in marine engineering from the University of Chalmers.

Oeyvind Lindeman. Oeyvind Lindeman was appointed Chartering Manager of NGT Services (UK) Limited in November 2007, before being appointed Chief Commercial Officer in January 2014. Prior to this, Mr. Lindeman was employed for five years at A.P. Møller Mærsk, a gas transport company as charterer. Mr. Lindeman holds a BA with honours from the University of Strathclyde and an Executive MBA with distinction from Cass Business School.

B.	Compensation

Compensation of Management

Our officers receive compensation for the services they provide to us. Three of our four officers (Messrs. Nolan, Hjalmas and Lindeman) are remunerated in pounds sterling, while Mr. Butters is remunerated in U.S. dollars. For purposes of this annual report, all forms of compensation paid to our officers have been converted to U.S. dollars. For the year ended December 31, 2013, the aggregate cash compensation paid to all officers as a group was approximately $2,075,893. The cash compensation for each officer is comprised of base salary and bonus. Our officers are eligible to receive a discretionary annual cash bonus based on certain performance criteria determined by the compensation committee of our Board, or the “Compensation Committee,” and approved by our Board. Regardless of performance, the annual cash bonuses are paid at the sole discretion of the Compensation Committee, subject to approval by our Board.

For the year ended December 31, 2013, we also granted a total of 84,942 shares of restricted stock under the 2008 Restricted Stock Plan, or the “Plan,” (as described in further detail below under “—2008 Restricted Stock Plan”), all of which vest on the third anniversary of the grant date. None of these shares were granted to members of the Board.

Messrs. Nolan, Hjalmas and Lindeman are eligible to participate in certain welfare benefit programs we offer, including life insurance, permanent health insurance, and private medical insurance. For the year ended December 31, 2013, the aggregate cost of the benefits described in the preceding sentence provided to Messrs. Nolan, Hjalmas and Lindeman was approximately $15,000. While Mr. Butters is not eligible to participate in the same welfare benefit programs as our other officers, he is entitled to reimbursement by us for the Medicare portion of the FICA tax withheld from his compensation. For the year ended December 31, 2013, we paid Mr. Butters an amount of $8,200 as Medicare reimbursement. Messrs. Nolan, Hjalmas and Lindeman are also eligible to participate in a personal pension plan, described below under “—Benefit Plans and Programs.”

Compensation of Directors

Officers who also serve as members of our Board do not receive additional compensation for their services as directors. Each non-employee director who serves as a member of our Board receives a fee of $50,000 per annum. In addition, the audit committee chairman and Compensation Committee chairman each receive an additional amount of $5,000 per annum while members of each committee receive a meeting fee of $1,500 for each committee meeting.

Non-employee directors may also be awarded equity incentive awards pursuant to our equity incentive plan, which is described in further detail below under “—2013 Long-Term Incentive Plan.” The amount and terms of any equity incentive awards will be determined by our Compensation Committee, subject to approval by our Board. Each director will be fully indemnified by us for actions associated with being a director to the extent permitted under Marshall Islands law.

Equity Compensation Plans

2008 Restricted Stock Plan

During 2008, our Board adopted the Plan, which entitles our officers, employees, consultants and directors to receive grants of restricted stock of our common stock. The Plan is administered by the Board or a committee of the Board. The maximum aggregate number of shares of common stock that may be delivered pursuant to awards granted under the Plan during the ten year term of the Plan is 9,000,000 shares.

Awards issued under the Plan are subject to the terms of the Plan and the applicable award agreement. Awards may be subject to various restrictions on transferability, risk of forfeiture and other restrictions, if any, as the Board or applicable committee of the Board may impose, which restrictions may lapse separately or in combination at such times, under such circumstances (including based on achievement of performance goals and/or future service requirements), in such installments or otherwise. A holder of restricted stock awarded under the Plan shall have the same voting and dividend rights as our other shareholders in relation to the shares subject to the award.

As described above under “—Compensation of Management,” we granted a total of 102,117 shares of restricted stock under the Plan during the year ended December 31, 2013, of which 84,942 were granted to our officers. These awards of restricted stock will be settled in shares of our common stock and will all vest on the third anniversary of the applicable grant date.

The Plan was frozen prior to our initial public offering such that new awards will no longer be issued thereunder. However, any outstanding awards granted prior to the date the Plan was frozen shall continue to remain outstanding and extend beyond the date the Plan was frozen. Future equity incentive awards shall be granted under our equity incentive plan, which is described in further detail below under “—2013 Long-Term Incentive Plan.”

2013 Long-Term Incentive Plan

In connection with our initial public offering, we adopted the Navigator Holdings Ltd. 2013 Long-Term Incentive Plan, or the “LTIP,” for our and our affiliates’ employees and directors as well as consultants who perform services for us. The LTIP provides for the award of restricted stock, stock options, performance awards, annual incentive awards, restricted stock units, bonus stock awards, stock appreciation rights, dividend equivalents, and other share-based awards.

Administration. The LTIP will be administered by the Compensation Committee, or the “Plan Administrator,” with certain decisions subject to approval of our Board. The Plan Administrator will have the authority to, among other things, designate participants under the LTIP, determine the type or types of awards to be granted to a participant, determine the number of shares of our common stock to be covered by awards, determine the terms and conditions applicable to awards and interpret and administer the LTIP. The Plan Administrator may terminate or amend the LTIP at any time with respect to any shares of our common stock for which a grant has not yet been made. The Plan Administrator also has the right to alter or amend the LTIP or any part of the plan from time to time, including increasing the number of shares of our common stock that may be granted, subject to shareholder approval as required by the exchange upon which our common stock is listed at that time. However, no change in any outstanding grant may be made that would materially reduce the benefits of the participant without the consent of the participant.

Number of Shares. Subject to adjustment in the event of any distribution, recapitalization, split, merger, consolidation or similar corporate event, the number of shares available for delivery pursuant to awards granted under the LTIP is 3,000,000 shares. There is no limit on the number of awards that may be granted and paid in cash. Shares subject to an award under the LTIP that are canceled, forfeited, exchanged, settled in cash or otherwise terminated, including withheld to satisfy exercise prices or tax withholding obligations, are available for delivery pursuant to other awards. The shares of our common stock to be delivered under the LTIP will be made available from authorized but unissued shares, shares held in treasury, or previously issued shares reacquired by us, including by purchase on the open market.

Restricted Shares. A restricted share grant is an award of common stock that vests over a period of time and that during such time is subject to forfeiture. The Plan Administrator may determine to make grants of restricted shares under the plan to participants containing such terms as the Plan Administrator shall determine. The Plan Administrator will determine the period over which restricted shares granted to participants will vest. The Plan Administrator, in its discretion, may base its determination upon the achievement of specified financial objectives. Dividends made on restricted shares may or may not be subjected to the same vesting provisions as the restricted shares.

Share Options. A share option is a right to purchase shares at a specified price during specified time periods. The LTIP permits the grant of options covering our common stock. The Plan Administrator may make grants under the plan to participants containing such terms as the Plan Administrator shall determine. Share options will have an exercise price that may not be less than the fair market value of our common stock on the date of grant. Share options granted under the LTIP can be either incentive share options (within the meaning of section 422 of the Code), which have certain tax advantages for recipients, or non-qualified share options. Share options granted will become exercisable over a period determined by the Plan Administrator. No share option will have a term that exceeds ten years. The availability of share options is intended to furnish additional compensation to plan participants and to align their economic interests with those of common shareholders.

Performance Award. A performance award is a right to receive all or part of an award granted under the LTIP based upon performance criteria specified by the Plan Administrator. The Plan Administrator will determine the period over which certain specified company or individual goals or objectives must be met. The performance award may be paid in cash, shares of our common stock or other awards or property, in the discretion of the Plan Administrator.

Annual Incentive Award. An annual incentive award is a conditional right to receive a cash payment, shares or other award unless otherwise determined by the Plan Administrator, after the end of a specified year. The amount potentially payable will be based upon the achievement of performance goals established by the Plan Administrator.

Restricted Share Unit. A restricted share unit is a notional share that entitles the grantee to receive a share of common stock upon the vesting of the restricted share unit or, in the discretion of the Plan Administrator, cash equivalent to the value of a share of common stock. The Plan Administrator may determine to make grants of restricted share units under the plan to participants containing such terms as the Plan Administrator shall determine. The Plan Administrator will determine the period over which restricted share units granted to participants will vest.

The Plan Administrator, in its discretion, may grant tandem dividend equivalent rights with respect to restricted share units that entitle the holder to receive cash equal to any cash dividends made on our common stock while the restricted share units are outstanding.

Bonus Shares. The Plan Administrator, in its discretion, may also grant to participants shares of common stock that are not subject to forfeiture. The Plan Administrator can grant bonus shares without requiring that the recipient pay any remuneration for the shares.

Share Appreciation Rights. The LTIP permits the grant of share appreciation rights. A share appreciation right is an award that, upon exercise, entitles participants to receive the excess of the fair market value of our common stock on the exercise date over the grant price established for the share appreciation right on the date of grant. Such excess will be paid in cash or common stock. The Plan Administrator may determine to make grants of share appreciation rights under the plan to participants containing such terms as the Plan Administrator shall determine. Share appreciation rights will have a grant price that may not be less than the fair market value of our common stock on the date of grant. In general, share appreciation rights granted will become exercisable over a period determined by the Plan Administrator.

Other Share-Based Awards. The Plan Administrator, in its discretion, may also grant to participants an award denominated or payable in, referenced to, or otherwise based on or related to the value of our common stock.

Tax Withholding. At our discretion, and subject to conditions that the Plan Administrator may impose, a participant’s minimum statutory tax withholding with respect to an award may be satisfied by withholding from any payment related to an award or by the withholding of shares issuable pursuant to the award based on the fair market value of the shares.

Anti-Dilution Adjustments. If any “equity restructuring” event occurs that could result in an additional compensation expense under Financial Accounting Standards Board Accounting Standards Codification Topic 718, or “FASB ASC Topic 718,” if adjustments to awards with respect to such event were discretionary, the Plan Administrator will equitably adjust the number and type of shares covered by each outstanding award and the terms and conditions of such award to equitably reflect the restructuring event, and the Plan Administrator will adjust the number and type of shares with respect to which future awards may be granted. With respect to a similar event that would not result in a FASB ASC Topic 718 accounting charge if adjustment to awards were discretionary, the Plan Administrator shall have complete discretion to adjust awards in the manner it deems appropriate. In the event the Plan Administrator makes any adjustment in accordance with the foregoing provisions, a corresponding and proportionate adjustment shall be made with respect to the maximum number of shares available under the LTIP and the kind of shares or other securities available for grant under the LTIP. Furthermore, in the case of (i) a subdivision or consolidation of the common stock (by reclassification, split or reverse split or otherwise), (ii) a recapitalization, reclassification, or other change in our capital structure or (iii) any other reorganization, merger, combination, exchange or other relevant change in capitalization of our equity, then a corresponding and proportionate adjustment shall be made in accordance with the terms of the LTIP, as appropriate, with respect to the maximum number of shares available under the LTIP, the number of shares that may be acquired with respect to an award, and, if applicable, the exercise price of an award, in order to prevent dilution or enlargement of awards as a result of such events.

Change in Control. Upon a “change of control” (as defined in the LTIP), the Plan Administrator may, in its discretion, (i) remove any forfeiture restrictions applicable to an award, (ii) accelerate the time of exercisability or vesting of an award, (iii) require awards to be surrendered in exchange for a cash payment, (iv) cancel unvested awards without payment or (v) make adjustments to awards as the Plan Administrator deems appropriate to reflect the change of control.

Termination of Employment or Service. The consequences of the termination of a grantee’s employment, consulting arrangement, or membership on the board of directors will be determined by the Plan Administrator in the terms of the relevant award agreement.

Benefit Plans and Programs

We sponsor a money purchase defined contribution plan, which we refer to as a personal pension plan, for all employees located in the U.K., including Messrs. Nolan, Hjalmas and Lindeman. Each employee is eligible to contribute up to 100% of his annual salary to their personal pension plan and we will match any such contribution up to 10% of the employee’s annual salary. For the year ended December 31, 2013, we paid approximately $72,880 in matching contributions to the personal pension plan for Messrs. Nolan, Hjalmas and Lindeman.

C.	Board Practices

While we are not subject to a number of the NYSE’s corporate governance standards as a foreign private issuer, we intend to comply voluntarily with a number of those rules. For example, we have a board of directors that is comprised of a majority of independent directors.

Committees of the Board of Directors

We have an audit committee and a compensation committee comprised entirely of independent directors. In addition, our board of directors may, from time to time, designate one or more additional committees, which shall have the duties and powers granted to it by our board of directors.

Audit Committee

Our audit committee consists of Messrs. Weidinger and Kenwright, with Mr. Weidinger as chairman. Our board of directors has determined that Messrs. Weidinger and Kenwright satisfy the independence standards established by the NYSE and that each qualifies as an “audit committee financial expert,” as such term is defined in Regulation S-K promulgated by the SEC. We will appoint a third member of the audit committee within 12 months of the listing of our common stock on the NYSE. The audit committee is responsible for, among other things, the hiring or termination of independent auditors; approving any non-audit work performed by such auditor; and assisting the board in monitoring the integrity of our financial statements, the independent accountant’s qualifications and independence, the performance of the independent accountants and our compliance with legal and regulatory requirements.

Compensation Committee

Our compensation committee consists of Messrs. Weidinger, Fischer, Kenwright and Oetker, with Mr. Kenwright as chairman. The compensation committee is responsible for, among other things, developing and recommending to the board of directors compensation for board members; and overseeing compliance with any applicable compensation reporting requirements of the SEC and the NYSE.

D.	Employees

We had 22 employees as of December 31, 2013 compared to 12 at December 31, 2012 and 10 at December 31, 2011. We consider our employee relations to be good. Our crewing and technical managers provide crews for our vessels under separate crew management agreements.

E.	Share Ownership

See “Item 7—Major Shareholders and Related Party Transactions—Major Shareholders.”

Item 7. Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our common stock as of March 12, 2014:

•	each person known by us to be a beneficial owner of more than 5.0% of our common stock;

•	each of our directors;

•	each of our named executive officers; and

•	all directors and executive officers as a group.

The data set forth below is based on information filed with the SEC and information provided to us prior to March 12, 2014. Except as otherwise indicated, the person or entities listed below have sole voting and investment power with respect to all of our shares of common stock beneficially owned by them, subject to community property laws where applicable.

	Common Stock Beneficially Owned
Name of Beneficial Owner	Shares(1)	Percent
WLR Group(2)	23,270,508	42.1%
David J. Butters(3)	1,964,946	3.6%
Spiros Milonas(4)	1,663,257	3.0%
Alexander Oetker	—	—
David Kenwright	15,000	*
Florian Weidinger	15,000	*
Dr. Heiko Fischer(5)	30,000	*
Wilbur L. Ross, Jr.(6)	15,000	*
Niall Nolan	117,807	*
Tommy Hjalmas	39,546	*
Oeyvind Lindeman	19,689	*
All executive officers and directors as a group (10 persons)	3,880,245	7.0%

*	Less than 1%.
(1)	Unless otherwise indicated, all shares of common stock are owned directly by the named holder and such holder has sole power to vote and dispose of such shares. Unless otherwise noted, the address for each beneficial owner named above is: 399 Park Avenue, 38th Floor, New York, New York 10022.
(2)

Represents 13,898,648 shares of common stock held directly by WLR Recovery Fund IV DSS AIV, L.P., 4,707,056 shares of common stock held directly by WLR Recovery Fund V DSS AIV, L.P., 4,564,388 shares of common stock held directly by WLR Select Co-Investment, L.P., 56,119 shares of common stock held directly by WLR IV Parallel ESC, L.P. and 44,297 shares of common stock held directly by WLR V Parallel ESC, L.P. (collectively, the “WLR Investors”). Wilbur L. Ross, Jr. is the chairman and chief executive officer of WLR, the chairman and president of Invesco Private Capital, Inc. and a director and shareholder of WLR Recovery Associates IV DSS AIV GP, Ltd., WLR Recovery Associates V DSS AIV GP, Ltd. and WLR Select Associates DSS GP, Ltd. Invesco Private Capital, Inc. is the managing member of Invesco WLR IV Associates LLC, which in turn is the general partner of WLR IV Parallel ESC, L.P. Invesco Private Capital, Inc. is also the managing member of Invesco WLR V Associates LLC, which in turn is the general partner of WLR V Parallel ESC, L.P. WLR Select Associates DSS GP, Ltd. is the general partner of WLR Select Associates DSS, L.P., which in turn is the general partner of WLR Select Co-Investment, L.P. WLR Recovery Associates IV DSS AIV GP, Ltd. is the general partner of WLR Recovery Associates IV DSS AIV, L.P., which in turn is the general partner of WLR Recovery Fund IV DSS AIV, L.P. WLR Recovery Associates V DSS AIV GP, Ltd. is the general partner of WLR Recovery Associates V DSS AIV, L.P., which in turn is the general partner of WLR Recovery Fund V DSS AIV, L.P. Mr. Ross is a member of the investment committee of each WLR Investors’ general partner, which has investment and voting control over the shares held or controlled by each of the WLR Investors. Mr. Ross is also a member of our Board. Mr. Ross disclaims beneficial ownership of all of the shares of common stock held or controlled by each of the WLR Investors except for his pecuniary interest therein. With the exception of Mr. Ross, whose address is 328 El Vedado Road, Palm Beach, Florida 33401, the address of each of the entities and persons identified in this note is c/o WL Ross & Co. LLC, 1166 Avenue of the Americas, New York, NY 10036.
(3)	Includes 150,000 shares of common stock that are owned by the spouse of Mr. Butters, for which he disclaims beneficial ownership.
(4)	Includes 120,000 shares of common stock held in joint tenancy with right of survivorship with Antonia K Milonas.
(5)	Represents shares of common stock held directly by Dr. Fischer. Dr. Fischer is a Board designee of WLR. Dr. Fischer disclaims beneficial ownership over the shares held or controlled by the WLR Group.
(6)	Represents shares of common stock owned directly by Mr. Ross; does not include shares owned by the WLR Investors (see Note 2).

B.	Related Party Transactions

From time to time we have entered into agreements and have consummated transactions with certain related parties. We may enter into related party transactions from time to time in the future. In connection with our initial public offering, we established an audit committee upon the closing of our initial public offering in order to, among other things, conduct an appropriate review of all related party transactions for potential conflict of interest situations on an ongoing basis and to approve all such transactions. See “Item 6—Directors, Senior Management and Employees—Board Practices—Committees of the Board of Directors.”

Investment Agreements

On November 10, 2011, we entered into a certain investment agreement with the WLR Group. Under the investment agreement, we agreed to issue and sell up to 7,500,000 shares of common stock in the aggregate at $8.33 per share (on a post-split basis). Pursuant to the investment agreement, on December 12, 2011, the WLR Group purchased 1,875,000 shares of common stock (on a post-split basis) and, on March 30, 2012, the WLR Group purchased 5,625,000 shares of common stock (on a post-split basis).

On February 15, 2013, we entered into a certain investment agreement with, among others, the WLR Group and David J. Butters. Under the investment agreement, we agreed to issue and sell up to 7,500,000 shares of common stock in the aggregate at $10.00 per share (on a post-split basis). Pursuant to the investment agreement, on February 25, 2013, the WLR Group, Mr. Butters and an unrelated third party purchased 6,499,998, 500,001 and 500,001 shares of our common stock, respectively (on a post-split basis).

Investor Rights Agreement

On November 5, 2013, we amended and restated our existing investor rights agreement with the WLR Group. Under the investor rights agreement, subject to certain exceptions, the WLR Group has the right to designate two individuals to be nominated to our Board. If the WLR Group collectively owns less than 3,750,000 shares of common stock (on a post-split basis), the WLR Group will be entitled to designate only one individual, and if the WLR Group collectively owns less than 937,500 shares of common stock (on a post-split basis), the right to designate an individual to be nominated to our Board will terminate. Messrs. Ross and Fischer are the designees of the WLR Group.

In addition, pursuant to the investor rights agreement, the WLR Group will have certain demand and “piggyback” registration rights. At any time for 180 days after the date of the prospectus filed with the SEC pursuant to Rule 424(b)(4) on November 21, 2013, the WLR Group will be able to require us to effect a registration statement if certain conditions are met. If we propose to file a registration statement, the WLR Group generally may include all or some of its common stock in such registration statement.

Furthermore, pursuant to the investor rights agreement, we have agreed to reimburse the WLR Group for up to $250,000 of legal fees and expenses related to our initial public offering.

Investor Restrictions Agreement

On August 9, 2012, we entered into an investor restrictions agreement with the WLR Group, pursuant to which the WLR Group agreed, until October 16, 2015, not to, among other things, acquire additional shares of common stock, subject to certain exceptions, or publicly propose to effect any tender offer or other transaction in which the common stock would be purchased or exchanged into cash or other property without the prior approval of our Board. The transactions contemplated by the investment agreement described above received the requisite approval of our Board under the investor restrictions agreement for all purposes.

C.	Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

A.	Consolidated Statements and Other Financial Information

Please see Item 18—Financial Statements below for additional information required to be disclosed under this item.

Legal Proceedings

We expect that in the future we will be subject to legal proceedings and claims in the ordinary course of business, principally personal injury and property casualty claims. These claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. We are not aware of any legal proceedings or claims that we believe will have, individually or in the aggregate, a material adverse effect on us.

Dividend Policy

We do not anticipate declaring or paying any cash dividends to holders of our common stock in the near term. We currently intend to retain future earnings, if any, to finance the growth of our business. We may, however, adopt in the future a policy to make cash dividends. Our future dividend policy is within the discretion of our board of directors. Any determination to pay or not pay cash dividends will depend upon then-existing conditions, including our results of operations, financial condition, capital requirements, investment opportunities, statutory and contractual restrictions on our ability to pay dividends and other factors our board of directors may deem relevant.

B.	Significant Changes

Not applicable.

Item 9. The Offer and Listing

A.	Offer and Listing Details

The closing high and low sales prices of our common stock as reported by the New York Stock Exchange, for the quarters and months indicated, are as follows:

Quarter Ended	High	Low
March 31, 2014(1)	28.85	21.37
December 31, 2013(2)	27.13	19.48

(1)	Includes the period from January 1, 2014 through March 14, 2014.
(2)	Includes the period from November 21, 2013, the date on which our common stock began trading on the New York Stock Exchange, through December 31, 2013.

Month Ended	High	Low
March 31, 2014(1)	25.13	23.63
February 28, 2014	25.04	21.37
January 31, 2014	28.85	22.55
December 31, 2013	27.13	20.52
November 30, 2013(2)	21.44	19.48

(1)	Includes the period from March 1, 2014 through March 14, 2014.
(2)	Includes the period from November 21, 2013, the date on which our common stock began trading on the New York Stock Exchange, through November 30, 2013.

B.	Plan of distribution

Not applicable.

C.	Markets

Our common stock started trading on the New York Stock Exchange under the symbol “NVGS” on November 21, 2013.

Item 10. Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

The information required to be disclosed under Item 10B is incorporated by reference to our Registration Statement on Form 8-A filed with the SEC on November 15, 2013.

C.	Material Contracts

The following is a summary of each material contract, other than material contracts entered into in the ordinary course of business, to which we or any of our subsidiaries is a party, for the two years immediately preceding the date of this annual report, each of which is included in the list of exhibits in Item 19:

(1)	$180,000,000 Secured term loan facility by and among Navigator Gas L.L.C., Navigator Pegasus, L.L.C., Navigator Phoenix L.L.C., Nordea Bank Finland Plc, Skandinaviska Enskilda Banken AB and DVB Bank Se Nordic Branch, dated as of April 18, 2012. See Item 5 “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Secured Term Loan Facilities—Term and Facility Limits—April 2012 Secured Term Loan Facility.”

(2)	$270,000,000 Secured term loan facility by and among Navigator Gas L.L.C., Navigator Holdings Ltd., Nordea Bank Finland Plc, Skandinaviska Enskilda Banken AB, DVB Bank Se Nordic Branch, ABN Amro Bank N.V. and HSH Nordbank AG, as mandated lead arrangers, dated as of February 12, 2013. See Item 5 “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Secured Term Loan Facilities—Term and Facility Limits—February 2013 Secured Term Loan Facility.”

(3)	$120,000,000 Secured term loan facility by and among Navigator Gas L.L.C., Navigator Atlas L.L.C., Navigator Europa L.L.C., Navigator Oberon L.L.C. and Navigator Triton L.L.C., Credit Agricole Corporate and Investment Bank, the Export-Import Bank of Kore, HSH Nordbank Ag and NIBC Bank N.V. as the arrangers and Credit Agricole as agent, and a group of financial institutions as lenders, dated as of April 11, 2013. See Item 5 “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Secured Term Loan Facilities—Term and Facility Limits—April 2013 Secured Term Loan Facility.”

(4)	Bond Agreement between Navigator Holdings Ltd. and Norsk Tillitsmann ASA on behalf of the Bondholders in the bond issue of 9% Navigator Holdings Ltd. Senior Unsecured Callable Bonds dated December 14, 2012. See Item 5 “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Senior Unsecured Bonds.”

(5)

Joint Venture Agreement, dated August 4, 2010, among PT Persona Sentra Utama, PT Mahameru Kencana Abadi, Navigator Gas Invest Limited and PT Navigator Khatulistiwa. On August 4, 2010, PT Persona Sentra Utama, PT Mahameru Kencana Abadi, Navigator Gas Invest Limited and PT Navigator Khatulistiwa, an Indonesian limited liability company, or “PTNK,” entered into a Joint Venture Agreement, or the “JV Agreement.” Our operations in Indonesia are subject, among other things, to the Indonesian Shipping Act. That law generally provides that in order for certain vessels involved in Indonesian cabotage to obtain the requested licenses, the owners must either be wholly Indonesian owned or have a majority Indonesian shareholding. Navigator Pluto and Navigator Aries, which are chartered to Pertamina, the Indonesian state-owned producer of hydrocarbons, are owned by PTNK. PTNK is a joint venture of which 49% of the voting and dividend rights are owned by a subsidiary though ultimately controlled at the shareholder level by a subsidiary of Navigator Holdings, and 51% of such rights are owned by Indonesian limited liability companies. The JV Agreement for PTNK provides that certain actions relating to the joint venture or the vessels require the prior written approval of Navigator Holdings’ subsidiary, which may be withheld only on reasonable grounds and in good faith. Pursuant to the JV Agreement, PTNK is managed by its board of directors under the supervision, in accordance with Indonesian law, of the board of commissioners. The board of directors is comprised of one director nominee from the Indonesian limited liability companies which collectively own 51% of the share capital of PTNK. The board of commissioners is comprised of one nominee from the Indonesian entities and one nominee from Navigator Gas Invest Limited, a subsidiary of Navigator Holdings.

(6)	Supplemental Deed, dated February 13, 2014, among PT Navigator Khatulistiwa, PT Persona Sentra Utama, PT Mahameru Kencana Abadi, Navigator Gas Invest Limited, Falcon Funding Ptd. Ltd. and Navigator Gas L.L.C. On February 13, 2014, PTNK, PT Persona Sentra Utama, PT Mahameru Kencana Abadi, Navigator Gas Invest Limited, Falcon Funding Pte. Ltd and Navigator Gas L.L.C. entered into a Supplemental Deed under which the JV Agreement was amended to include Navigator Global, which is currently chartered to Pertamina, along with Navigator Pluto and Navigator Aries.

D.	Exchange Controls

We are not aware of any governmental laws, decrees or regulations, including foreign exchange controls, in the Republic of the Marshall Islands that restrict the export or import of capital, or that affect the remittance of dividends, interest or other payments to non-resident holders of our securities.

We are not aware of any limitations on the right of non-resident or foreign owners to hold or vote our securities imposed by the laws of the Republic of the Marshall Islands or our operating agreement.

E.	Taxation

Material U.S. Federal Income Tax Consequences

The following is a discussion of the material U.S. federal income tax considerations that may be relevant to our shareholders.

This discussion is based upon provisions of the Code, Treasury Regulations, and administrative rulings and court decisions, all as in effect as of the date hereof and all of which are subject to change, possibly with retroactive effect. Changes in these authorities may cause the tax consequences of holding our common stock to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to “we,” “our” or “us” are references to Navigator Holdings Ltd.

The following discussion applies only to beneficial owners of our common stock that own shares of common stock as “capital assets” within the meaning of Section 1221 of the Code (i.e., generally for investment purposes) and is not intended to be applicable to all categories of investors, such as shareholders subject to special tax rules (e.g., financial institutions, insurance companies, broker-dealers, tax-exempt organizations, retirement plans or individual retirement accounts, or former citizens or long-term residents of the United States), to persons that will hold the shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes, to partnerships or their partners, or to persons that have a functional currency other than the U.S. Dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. If a partnership or other entity classified as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of its partners generally will depend upon the status of the partner and the activities of the partnership. If you are a partner in a partnership holding our common stock, we encourage you to consult your own tax advisor regarding the tax consequences to you of the partnership’s ownership of our common stock.

No ruling has been or will be requested from the IRS regarding any matter affecting us or our shareholders. The statements made herein may be challenged by the IRS and, if so challenged, may not be sustained upon review in a court. This discussion does not contain information regarding any U.S. state or local, estate, gift or alternative minimum tax considerations concerning the ownership or disposition of our common stock. This discussion does not comment on all aspects of U.S. federal income taxation that may be important to particular shareholders in light of their individual circumstances, and each prospective shareholder is urged to consult its own tax advisor regarding the U.S. federal, state, local, and other tax consequences of the ownership or disposition of our common stock.

Election to be Treated as a Corporation

We are treated as a corporation for U.S. federal income tax purposes. As a result, U.S. Holders (as defined below) will not be directly subject to U.S. federal income tax on our income, but rather will be subject to U.S. federal income tax on distributions received from us and dispositions of shares as described below.

U.S. Federal Income Taxation of U.S. Holders

As used herein, the term “U.S. Holder” means a beneficial owner of our common stock that owns (actually or constructively) less than 10.0% of our equity and that is:

•	an individual U.S. citizen or resident (as determined for U.S. federal income tax purposes);

•	a corporation (or other entity that is classified as a corporation for U.S. federal income tax purposes) organized under the laws of the United States or its political subdivisions;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if (i) a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) the trust has a valid election in effect to be treated as a U.S. person for U.S. federal income tax purposes.

Distributions

Subject to the discussion below of the rules applicable to PFICs, any distributions to a U.S. Holder made by us with respect to our common stock generally will constitute dividends to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in its common stock and thereafter as capital gain. U.S. Holders that are corporations generally will not be entitled to claim a dividends received deduction with respect to distributions they receive from us because we are not a U.S. corporation. Dividends received with respect to our common stock generally will be treated as “passive category income” for purposes of computing allowable foreign tax credits for U.S. federal income tax purposes.

Dividends received with respect to our common stock by a U.S. Holder that is an individual, trust or estate, or a “U.S. Individual Holder,” generally will be treated as “qualified dividend income,” which is taxable to such U.S. Individual Holder at preferential tax rates provided that: (i) our common stock is readily tradable on an established securities market in the United States (such as the New York Stock Exchange on which our common stock is listed); (ii) we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we are, have been or will be, as discussed below under “PFIC Status and Significant Tax Consequences”); (iii) the U.S. Individual Holder has owned the common stock for more than 60 days during the 121-day period beginning 60 days before the date on which the common stock become ex-dividend (and has not entered into certain risk limiting transactions with respect to such common stock); and (iv) the U.S. Individual Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. Because of the uncertainty of these matters, including whether we are or will be a PFIC, there is no assurance that any dividends paid on our common stock will be eligible for these preferential rates in the hands of a U.S. Individual Holder, and any dividends paid on our common stock that are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Individual Holder.

Special rules may apply to any amounts received in respect of our common stock that are treated as “extraordinary dividends.” In general, an extraordinary dividend is a dividend with respect to a share of our common stock that is equal to or in excess of 10.0% of a shareholder’s adjusted tax basis (or fair market value upon the shareholder’s election) in such share. In addition, extraordinary dividends include dividends received within a one-year period that, in the aggregate, equal or exceed 20.0% of a shareholder’s adjusted tax basis (or fair market value). If we pay an “extraordinary dividend” on shares of our common stock that is treated as “qualified dividend income,” then any loss recognized by a U.S. Individual Holder from the sale or exchange of such shares will be treated as long-term capital loss to the extent of the amount of such dividend.

Sale, Exchange or other Disposition of Common Stock

Subject to the discussion of PFICs below, a U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of shares of our common stock in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s adjusted tax basis in such shares. The U.S. Holder’s initial tax basis in its common stock generally will be the U.S. Holder’s purchase price for the shares of common stock and that tax basis will be reduced (but not below zero) by the amount of any distributions on the shares that are treated as non-taxable returns of capital (as discussed above under “—Distributions”). Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition. Certain U.S. Holders (including individuals) may be eligible for preferential rates of U.S. federal income tax in respect of long-term capital gains. A U.S. Holder’s ability to deduct capital losses is subject to limitations. Such capital gain or loss generally will be treated as U.S.-source income or loss, as applicable, for U.S. foreign tax credit purposes.

PFIC Status and Significant Tax Consequences

Adverse U.S. federal income tax rules apply to a U.S. Holder that owns an equity interest in a non-U.S. corporation that is classified as a PFIC for U.S. federal income tax purposes. In general, we will be treated as a PFIC if, for any taxable year in which the holder held our common stock, either:

•	at least 75.0% of our gross income (including the gross income of our vessel-owning subsidiaries) for such taxable year consists of passive income (e.g., dividends, interest, capital gains from the sale or exchange of investment property and rents derived other than in the active conduct of a rental business), or

•	at least 50.0% of the average value of the assets held by us (including the assets of our vessel-owning subsidiaries) during such taxable year produce, or are held for the production of, passive income.

We believe that income earned, or treated as earned, by us in connection with the performance of services should not constitute passive income for PFIC purposes. By contrast, rental income generally would constitute passive income unless we were treated as deriving our rental income in the active conduct of a trade or business under the applicable rules.

Based on our current and projected method of operation we believe that we were not a PFIC for any taxable year, and we expect that we will not be treated as a PFIC for the current or any future taxable year. We believe that more than 25.0% of our gross income for each taxable year was or will be non-passive income, and more than 50.0% of the average value of our assets for each such year was or will be held for the production of such non-passive income. This belief is based on certain valuations and projections regarding our assets, income and charters, and its validity is conditioned on the accuracy of such representations and projections. While we believe such valuations and projections to be accurate, the shipping market is volatile and no assurance can be given that our assumptions and conclusions will continue to be accurate at any time in the future.

Moreover, there are legal uncertainties involved in determining whether the income derived from our time-chartering activities constitutes rental income or income derived from the performance of services. In Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009), the Fifth Circuit held that income derived from certain time-chartering activities should be treated as rental income rather than services income for purposes of a provision of the Code relating to foreign sales corporations. In that case, the Fifth Circuit did not address the definition of passive income or the PFIC rules; however, the reasoning of the case could have implications as to how the income from a time charter would be classified under such rules. If the reasoning of the case were extended to the PFIC context, the gross income we derive from our time-chartering activities may be treated as rental income, and we would likely be treated as a PFIC. In published guidance, the Internal Revenue Service, or “IRS,” stated that it disagreed with the holding in Tidewater, and specified that time charters similar to those at issue in this case should be treated as service contracts.

Distinguishing between arrangements treated as generating rental income and those treated as generating services income involves weighing and balancing competing factual considerations, and there is no legal authority under the PFIC rules addressing our specific method of operation. Conclusions in this area therefore remain matters of interpretation. We are not seeking a ruling from the IRS on the treatment of income generated by our time-chartering operations. It is possible that the IRS or a court could disagree with our position. In addition, although we intend to conduct our affairs in a manner to avoid being classified as a PFIC with respect to any taxable year, we cannot assure shareholders that the nature of our operations will not change in the future, notwithstanding our present expectations, and that we will not become a PFIC in any future taxable year.

As discussed more fully below, if we were to be treated as a PFIC for any taxable year (and regardless of whether we remain a PFIC for subsequent taxable years), a U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat us as a “Qualified Electing Fund,” which we refer to as a “QEF election.” As an alternative to making a QEF election, a U.S. Holder should be able to make a “mark-to-market” election with respect to our common stock, as discussed below. In addition, if a U.S. Holder owns our common stock during any taxable year that we are a PFIC, such holder must file an annual report with the IRS.

Taxation of U.S. Holders Making a Timely QEF Election

A U.S. Holder that makes a timely QEF election, or an “Electing Holder,” must report for U.S. federal income tax purposes his pro rata share of our ordinary earnings and net capital gain, if any, for our taxable years that end with or within his taxable year, regardless of whether or not the Electing Holder received distributions from us in that year. The Electing Holder’s adjusted tax basis in its shares of common stock will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that were previously taxed will result in a corresponding reduction in the Electing Holder’s adjusted tax basis in its shares of common stock and will not be taxed again once distributed. An Electing Holder generally will recognize capital gain or loss on the sale, exchange or other disposition of our common stock. A U.S. Holder makes a QEF election with respect to any year that we are a PFIC by filing IRS Form 8621 with his U.S. federal income tax return. If, contrary to our expectations, we determine that we are treated as a PFIC for any taxable year, we will provide each U.S. Holder with the information necessary to make the QEF election described above. Although the QEF election is available with respect to subsidiaries, in the event we acquire or own a subsidiary in the future that is treated as a PFIC, no assurances can be made that we will be able to provide U.S. Holders with the necessary information to make the QEF election with respect to such subsidiary.

Taxation of U.S. Holders Making a “Mark-to-Market” Election

If we were to be treated as a PFIC for any taxable year and, as we anticipate, our common stock was treated as “marketable stock,” then, as an alternative to making a QEF election, a U.S. Holder would be allowed to make a “mark-to-market” election with respect to our common stock, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the U.S. Holder’s shares of common stock at the end of the taxable year over the holder’s adjusted tax basis in its shares of common stock. The U.S. Holder also would be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in its shares over the fair market value thereof at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s tax basis in its shares of common stock would be adjusted to reflect any such income or loss recognized. Gain recognized on the sale, exchange or other disposition of our common stock would be treated as ordinary income, and any loss recognized on the sale, exchange or other disposition of the common stock would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included in income by the U.S. Holder. Because the mark-to-market election only applies to marketable stock, however, it would not apply to a U.S. Holder’s indirect interest in any of our subsidiaries that were determined to be PFICs.

Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election

If we were to be treated as a PFIC for any taxable year, a U.S. Holder who does not make either a QEF election or a “mark-to-market” election for that year, or a “Non-Electing Holder,” would be subject to special rules resulting in increased liability with respect to (i) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on our common stock in a taxable year in excess of 125.0% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for the shares), and (ii) any gain realized on the sale, exchange or other disposition of the shares. Under these special rules:

•	the excess distribution or gain would be allocated ratably over the Non-Electing Holder’s aggregate holding period for the common stock;

•	the amount allocated to the current taxable year and any taxable year prior to the taxable year we were first treated as a PFIC with respect to the Non-Electing Holder would be taxed as ordinary income; and

•	the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayers for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such year.

These penalties would not apply to a qualified pension, profit sharing or other retirement trust or other tax-exempt organization that did not borrow money or otherwise utilize leverage in connection with its acquisition of our common stock. If we were treated as a PFIC for any taxable year and a Non-Electing Holder who is an individual dies while owning our common stock, such holder’s successor generally would not receive a step-up in tax basis with respect to the common stock.

Medicare Tax on Net Investment Income

Certain U.S. Holders, including individuals, estates and trusts, will be subject to an additional 3.8% Medicare tax on, among other things, dividends and capital gains from the sale or other disposition of equity. For individuals, the additional Medicare tax applies to the lesser of (i) “net investment income” or (ii) the excess of “modified adjusted gross income” over $200,000 ($250,000 if married and filing jointly or $125,000 if married and filing separately). “Net investment income” generally equals the taxpayer’s gross investment income reduced by deductions that are allocable to such income. Shareholders should consult their tax advisors regarding the implications of the additional Medicare tax resulting from their ownership and disposition of our common stock.

U.S. Federal Income Taxation of Non-U.S. Holders

A beneficial owner of our common stock (other than a partnership or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder is referred to as a Non-U.S. Holder. If you are a partner in a partnership (or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holding our common stock, you should consult your own tax advisor regarding the tax consequences to you of the partnership’s ownership of our common stock.

Distributions

Distributions we pay to a Non-U.S. Holder will not be subject to U.S. federal income tax or withholding tax if the Non-U.S. Holder is not engaged in a U.S. trade or business. If the Non-U.S. Holder is engaged in a U.S. trade or business, our distributions will be subject to U.S. federal income tax to the extent they constitute income effectively connected with the Non-U.S. Holder’s U.S. trade or business. However, distributions paid to a Non-U.S. Holder that is engaged in a U.S. trade or business may be exempt from taxation under an income tax treaty if the income arising from the distribution is not attributable to a U.S. permanent establishment or fixed base maintained by the Non-U.S. Holder.

Disposition of Shares

In general, a Non-U.S. Holder is not subject to U.S. federal income tax or withholding tax on any gain resulting from the disposition of our common stock provided the Non-U.S. Holder is not engaged in a U.S. trade or business. A Non-U.S. Holder that is engaged in a U.S. trade or business will be subject to U.S. federal income tax in the event the gain from the disposition of shares is effectively connected with the conduct of such U.S. trade or business (provided, in the case of a Non-U.S. Holder entitled to the benefits of an income tax treaty with the United States, such gain also is attributable to a U.S. permanent establishment or fixed base maintained by the Non-U.S. Holder). However, even if not engaged in a U.S. trade or business, individual Non-U.S. Holders may be subject to tax on gain resulting from the disposition of our common stock if they are present in the United States for 183 days or more during the taxable year in which those shares are disposed and meet certain other requirements.

Backup Withholding and Information Reporting

In general, payments to a non-corporate U.S. Holder of distributions or the proceeds of a disposition of common stock will be subject to information reporting. These payments to a non-corporate U.S. Holder also may be subject to backup withholding if the non-corporate U.S. Holder:

•	fails to provide an accurate taxpayer identification number;

•	is notified by the IRS that he has failed to report all interest or corporate distributions required to be reported on his U.S. federal income tax returns; or

•	in certain circumstances, fails to comply with applicable certification requirements.

Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on IRS Form W-8BEN, W-8ECI or W-8IMY, as applicable.

Backup withholding is not an additional tax. Rather, a shareholder generally may obtain a credit for any amount withheld against its liability for U.S. federal income tax (and obtain a refund of any amounts withheld in excess of such liability) by timely filing a U.S. federal income tax return with the IRS.

U.S. Holders purchasing more than $100,000 of our common stock in our initial public offering generally will be required to file IRS Form 926 reporting such payment. For purposes of determining the total dollar value of common stock purchased by a U.S. Holder in our initial public offering, shares purchased by certain related parties (including family members) are included. Substantial penalties may be imposed upon a U.S. Holder that fails to comply with this reporting obligation. Each U.S. Holder should consult its own tax advisor as to the possible obligation to file IRS Form 926.

In addition, individual citizens or residents of the United States holding certain “foreign financial assets” (which generally includes stock and other securities issued by a foreign person unless held in an account maintained by certain financial institutions) that exceed certain thresholds (the lowest being holding foreign financial assets with an aggregate value in excess of: (1) $50,000 on the last day of the tax year or (2) $75,000 at any time during the tax year) are required to report information relating to such assets. Significant penalties may apply for failure to satisfy the reporting obligations described above. Our shareholders should consult their tax advisors regarding their reporting obligations, if any, that would result from their purchase, ownership or disposition of our common stock.

Non-U.S. Tax Considerations

Republic of the Marshall Islands Tax Consequences

The following is applicable to persons who do not reside in, maintain offices in or engage in business in the Republic of the Marshall Islands.

Because we and our subsidiaries do not and do not expect to conduct business or operations in the Republic of the Marshall Islands, under current Republic of the Marshall Islands law you will not be subject to Republic of the Marshall Islands taxation or withholding on distributions we make to you as a shareholder. In addition, you will not be subject to Republic of the Marshall Islands stamp, capital gains or other taxes on the purchase, ownership or disposition of common stock, and you will not be required by the Republic of the Marshall Islands to file a tax return relating to your ownership of common stock.

EACH SHAREHOLDER IS URGED TO CONSULT HIS OWN TAX COUNSEL OR OTHER ADVISOR WITH REGARD TO THE LEGAL AND TAX CONSEQUENCES OF SHARE OWNERSHIP IN HIS PARTICULAR CIRCUMSTANCES. FURTHER, IT IS THE RESPONSIBILITY OF EACH SHAREHOLDER TO FILE ALL STATE, LOCAL AND NON-U.S., AS WELL AS U.S. FEDERAL INCOME TAX RETURNS, WHICH THE SHAREHOLDER IS REQUIRED TO FILE.

F.	Dividends and Paying Agents

Not applicable.

G.	Statements by Experts

Not applicable.

H.	Documents on Display

Documents concerning us that are referred to herein may be inspected at our principal executive offices at 21 Palmer Street, London, SW1H 0AD, United Kingdom. Those documents electronically filed via the SEC’s Electronic Data Gathering, Analysis, and Retrieval (or EDGAR) system may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of these materials can also be obtained upon written request from the Public Reference Section of the SEC at 100 F Street, N.E, Washington, D.C. 20549, at prescribed rates or from the SEC’s website on the Internet at www.sec.gov free of charge. Please call the SEC at 1-800-SEC-0330 for further information on public reference room.

I.	Subsidiary Information

Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk from changes in interest rates and foreign currency fluctuations, as well as inflation. We may in the future use interest rate swaps to manage interest rate risks, but will not use these financial instruments for trading or speculative purposes.

Interest Rate Risk

Historically, we have been subject to limited market risks relating to changes in interest rates because we did not have significant amounts of floating rate debt outstanding. Navigator Gas L.L.C., our wholly-owned subsidiary, and certain of our vessel-owning subsidiaries are parties to secured term loan facilities that bear interest at an interest rate of LIBOR plus 300 to 350 basis points. A variation in LIBOR of 100 basis points would result in a variation of $10,000 in annual interest paid on each $1.0 million of indebtedness outstanding under the secured term loan facilities. See “—Secured Term Loan Facilities.”

We invest our cash and marketable securities in financial instruments with original maturities of no more than six months within the parameters of our investment policy and guidelines.

We do not currently use interest rate swaps to manage the impact of interest rate changes on earnings and cash flows, but we may elect to do so in the future.

Foreign Currency Exchange Rate Risk

Our primary economic environment is the international shipping market. This market utilizes the U.S. Dollar as its functional currency. Consequently, virtually all of our revenues are in U.S. Dollars. Our expenses, however, are in the currency invoiced by each supplier, and we remit funds in the various currencies invoiced. We incur some vessel operating expenses and general and administrative costs in foreign currencies. During the fiscal years ended December 31, 2012 and 2013, approximately $4.4 million, or 13%, and $11.5 million, or 17.5%, respectively, of vessel operating costs and general and administrative costs were denominated in non-U.S. Dollar currency, principally the British Pound Sterling and the Euro. A hypothetical 10% decrease in the value of the U.S. Dollar relative to the values of the British Pound Sterling and the Euro realized during the year ended December 31, 2013, would have increased our vessel operating costs during the fiscal year ended December 31, 2013, by approximately $0.7 million, and our general and administrative costs by $0.4 million. We have not entered into any hedging transactions to mitigate our exposure to foreign currency exchange rate risk.

Inflation

Certain of our operating expenses, including crewing, insurance and drydocking costs, are subject to fluctuations as a result of market forces. Crewing costs in particular have risen over the past number of years as a result of a shortage of trained crews. Inflationary pressures on bunker (fuel and oil) costs could have a material effect on our future operations if the number of vessel employment contracts for voyage charters or COAs increases. In the case of the 16 of our 24 vessels that were time-chartered to third parties as of December 31, 2013, it is the charterers who pay for the fuel. If our vessels are employed under voyage charters or COAs, freight rates are generally sensitive to the price of fuel. However, a sharp rise in bunker prices may have a temporary negative effect on our results since freight rates generally adjust only after prices settle at a higher level.

Item 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Neither Navigator Holdings nor any of its subsidiaries have been subject to a material default in the payment of principal, interest, a sinking fund or purchase fund installment or any other material delinquency that was not cured within 30 days.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

On November 20, 2013, the Form F-1 relating to our initial public offering, or the “Registration Statement,” was declared effective. On November 26, 2013, we closed our initial public offering. Jefferies LLC and Morgan Stanley & Co. LLC acted as joint book-running managers for our initial public offering. In connection with our initial public offering, we issued and sold 9,030,000 shares of common stock to the public at a price of $19.00 per share, raising gross proceeds of $171.6 million. Net proceeds from our initial public offering were $156.4 million, after deducting underwriting discounts and commissions of $12.0 million and offering expenses of $3.2 million. We intend to use the net proceeds from the initial public offering to fund the equity portion, or approximately $54.6 million and $36.5 million, due under our purchase obligations for the 2015 newbuildings and 2016 newbuildings, respectively, and the remainder for general corporate purposes, including if the newbuilding options are exercised, to fund $70.3 million of the approximately $233.4 million required to purchase the option newbuildings. We currently expect the remaining $127.4 million, $85.2 million and $163.4 million of the purchase prices for the 2015 newbuildings, the 2016 newbuildings and, if the options are exercised, the option newbuildings, respectively, to be financed under future credit facilities. The actual amount of the equity portion and debt portion under our purchase obligations could be impacted by the availability of debt financing on favorable terms.

Item 15. Controls and Procedures

Disclosure Controls and Procedures

Our Principal Executive Officer and our Principal Financial and Accounting Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) as of December 31, 2013, have concluded that, as of such date, our disclosure controls and procedures were effective and ensured that information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Principal Executive Officer and our Principal Financial and Accounting Officer, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms.

Management’s Report on Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

Our board of directors has determined that Messrs. Weidinger and Kenwright satisfy the independence standards established by the NYSE and that each qualifies as an “audit committee financial expert,” as such term is defined in Regulation S-K promulgated by the SEC.

Item 16B. Code of Ethics

We have adopted a Code of Business Conduct and Ethics that applies to all entities controlled by the Company and its employees, directors, officers and agents of the Company. We will provide any person, free of charge, a copy of our Code of Ethics upon written request to our registered office.

Item 16C. Principal Accountant Fees and Services

Our principal accountant for 2013 was KPMG LLP. In 2012 and part of 2013, our principal accountants were Grassi & Co., CPAs, P.C. and MSPC Certified Public Accountants and Advisors, P.C.

Fees Incurred by the Company for KPMG LLP’s Services

In 2013, the fees rendered by the auditors were as follows:

	2013	2012
Audit Fees	$634,218	$—
Audit-Related Fees	355,399	—
Tax Fees	—	—
All Other Fees	492,253	—

	$1,481,870	$—

Audit Fees

Audit fees include $634,218 relating to aggregate fees billed for professional services rendered by the principal accountant for the audit of the Company’s annual financial statements, 2013 quarterly reviews and services provided by the principal accountant in connection our initial public offering in November 2013.

Audit-Related Fees

Audit related fees include $355,399 relating to the audit of previous years audit in connection with financing and other agreements in connection with our initial public offering in November 2013, which have not been reported under Audit Fees above.

Tax Fees

There were no fees for tax services in 2013 or 2012.

All Other Fees

All other fees include $492,253 relating to professional services comprising of work in connection with our readiness for our initial public offering in November 2013, which have not been reported above.

The audit committee has the authority to pre-approve permissible audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees. Engagements for proposed services either may be separately pre-approved by the audit committee or entered into pursuant to detailed pre-approval policies and procedures established by the audit committee, as long as the audit committee is informed on a timely basis of any engagement entered into on that basis. The audit committee separately pre-approved all engagements and fees paid to our principal accountant for all periods in 2013.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F. Change in Registrants’ Certifying Accountant

Our financial statements were audited by MSPC Certified Public Accountants and Advisors, P.C., or “MSPC,” for the year ended December 31, 2011, and by Grassi & Co., CPAs, P.C., or “Grassi,” for the year ended December 31, 2012. MSPC and Grassi are each independent registered public accounting firms associated with Moore Stephens International Limited. On January 31, 2013, we released MSPC and engaged Grassi for the year ended December 31, 2012. The engagement of Grassi was approved by our board of directors.

At the time that MSPC and Grassi performed audit services for us, we were not a public company and were not subject to SEC regulations, including the requirement for our auditors to be a PCAOB registered accounting firm. In preparation for our initial public offering, on June 12, 2013, we released Grassi and engaged KPMG LLP, an independent PCAOB registered public accounting firm, to re-audit our financial statements for the years ended December 31, 2011 and 2012. In addition, KPMG LLP performed an audit on our financial statements for the year ended December 31, 2013. These financial statements, including KPMG LLP’s audit report thereon, are included in this annual report. The engagement of KPMG LLP was approved by our board of directors.

Neither Grassi’s nor MSPC’s reports on the financial statements for the years ended December 31, 2011 and 2012, respectively, contained an adverse opinion or disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope, or accounting principles. During such time period, there were no disagreements between us and either Grassi or MSPC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

We have provided MSPC and Grassi each with a copy of the disclosure contained in this annual report, which was received by each of MSPC and Grassi on March 17, 2014. MSPC and Grassi have each furnished a letter addressed to the SEC and each letter is filed as an exhibit to this annual report on Form 20-F stating agreement with the statements made in this annual report.

Item 16G. Corporate Governance

Overview

While we are not subject to a number of the NYSE’s corporate governance standards as a foreign private issuer, we intend to comply voluntarily with a number of those rules. For example, we have a board of directors that is comprised of a majority of independent directors. However, pursuant to Section 303.A.11 of the NYSE Listed Company Manual, we are required to state any significant differences between our corporate governance practices and the practices required by the NYSE for U.S. companies. We believe that our established practices in the area of corporate governance are in line with the spirit of the NYSE standards and provide adequate protection to our shareholders. The significant differences between our corporate governance practices and the NYSE standards applicable to listed U.S. companies are set forth below.

Executive Sessions

The NYSE requires that non-management directors meet regularly in executive sessions without management. The NYSE also requires that all independent directors meet in an executive session at least once a year. Our non-management directors regularly hold executive sessions without management.

Nominating/Corporate Governance Committee

The NYSE requires that a listed U.S. company have a nominating/corporate governance committee of independent directors and a committee charter specifying the purpose, duties and evaluation procedures of the committee. As permitted under Marshall Islands law and our bylaws, we do not currently have a nominating or corporate governance committee.

Audit Committee

The NYSE requires, among other things, that a listed U.S. company have an audit committee with a minimum of three members. As permitted by Rule 10A-3 under the Securities and Exchange Act of 1934, as amended, our audit committee currently consists of two independent member of our board of directors. In accordance with the NYSE and the SEC’s phase-in provisions for companies listing in connection with their initial public offering, we expect to appoint an additional director meeting applicable audit committee independence standards to serve as the third member of our audit committee within one year after the effective date of our Registration Statement on Form F-1 relating to our initial public offering. Under the Audit Committee charter, the Audit Committee confers with the Company’s independent registered public accounting firm and reviews, evaluates and advises the board of directors concerning the adequacy of the Company’s accounting systems, its financial reporting practices, the maintenance of its books and records and its internal controls. In addition, the Audit Committee reviews the scope of the audit of the Company’s financial statements and results thereof.

Corporate Governance Guidelines

The NYSE requires U.S. companies to adopt and disclose corporate governance guidelines. The guidelines must address, among other things: director qualification standards, director responsibilities, director access to management and independent advisers, director compensation, director orientation and continuing education, management succession and an annual performance evaluation. We are not required to adopt such guidelines under Marshall Islands law and we have not adopted such guidelines.

We believe that our established corporate governance practices satisfy the NYSE listing standards.

Item 16H. Mine Safety Disclosure

Not applicable.

PART III

Item 17. Financial Statements

See Item 18.

Item 18. Financial Statements

The following financial statements listed below and set forth on pages F-3 through F-20, together with the related report of KPMG LLP, Independent Registered Public Accounting Firm thereon, are filed as part of this annual report:

Item 19. Exhibits

The following exhibits are filed as part of this annual report:

Exhibit Number	Description
1.1	Amended and Restated Articles of Incorporation of Navigator Holdings Ltd. (incorporated by reference to Exhibit 3.1 to the registrant’s Registration Statement on Form F-1 (File No. 333-191784), filed on November 6, 2013).

1.2	Second Amended and Restated Bylaws of Navigator Holdings Ltd. (incorporated by reference to Exhibit 3.2 to the registrant’s Registration Statement on Form F-1 (File No. 333-191784), filed on November 4, 2013).

2.1	Investment Agreement, dated November 10, 2011, among Navigator Holdings Ltd., WL Ross & Co. LLC and certain of its affiliates named therein (incorporated by reference to Exhibit 4.1 to the registrant’s Registration Statement on Form F-1 (File No. 333-191784), filed on November 4, 2013).

2.2	Investment Agreement, dated February 15, 2013, among Navigator Holdings Ltd., WL Ross & Co. LLC and certain of its affiliates and unrelated third-party investors named therein (incorporated by reference to Exhibit 4.2 to the registrant’s Registration Statement on Form F-1 (File No. 333-191784), filed on November 4, 2013).

2.3	Investor Rights Agreement, dated November 5, 2013, among Navigator Holdings Ltd., WL Ross & Co. LLC and certain of its affiliates named therein (incorporated by reference to Exhibit 4.3 to the registrant’s Registration Statement on Form F-1 (File No. 333-191784), filed on November 6, 2013).

2.4	Investor Restrictions Agreement, dated August 9, 2012, among Navigator Holdings Ltd., WL Ross & Co. LLC and certain of its affiliates named therein (incorporated by reference to Exhibit 4.4 to the registrant’s Registration Statement on Form F-1 (File No. 333-191784), filed on November 4, 2013).

2.5	Form of Common Stock Certificate (incorporated by reference to Exhibit 4.5 to the registrant’s Registration Statement on Form F-1 (File No. 333-191784), filed on November 15, 2013).

4.1	Navigator Holdings Ltd. 2013 Long-Term Incentive Plan, effective as of October 22, 2013 (incorporated by reference to Exhibit 10.1 to the registrant’s Registration Statement on Form F-1 (File No. 333-191784), filed on November 6, 2013).

Exhibit Number	Description

4.2	Navigator Holdings Ltd. 2008 Restricted Stock Plan, effective as of September 16, 2008 (incorporated by reference to Exhibit 10.3 to the registrant’s Registration Statement on Form F-1 (File No. 333-191784), filed on October 17, 2013).

4.3	$80,000,000 Secured term loan facility by and among Navigator Gas L.L.C., Navigator Leo L.L.C., Navigator Libra L.L.C., Nordea Bank Finland Plc, acting through its New York branch, and Skandinaviska Enskilda Banken AB (Publ), as the Lead Arrangers, Bookrunner, Facility Agent and Security Trustee, dated as of April 1, 2011 (incorporated by reference to Exhibit 10.3 to the registrant’s Registration Statement on Form F-1 (File No. 333-191784), filed on October 17, 2013).

4.4	$180,000,000 Secured term loan facility by and among Navigator Gas L.L.C., Navigator Pegasus, L.L.C., Navigator Phoenix L.L.C., Nordea Bank Finland Plc, Skandinaviska Enskilda Banken AB and DVB Bank Se Nordic Branch, dated as of April 18, 2012 (incorporated by reference to Exhibit 10.4 to the registrant’s Registration Statement on Form F-1 (File No. 333-191784), filed on October 17, 2013).

4.5	$270,000,000 Secured term loan facility by and among Navigator Gas L.L.C., Navigator Holdings Ltd., Nordea Bank Finland Plc, Skandinaviska Enskilda Banken AB, DVB Bank Se Nordic Branch, ABN Amro Bank N.V. and HSH Nordbank AG, as mandated lead arrangers, dated as of February 12, 2013 (incorporated by reference to Exhibit 10.5 to the registrant’s Registration Statement on Form F-1 (File No. 333-191784), filed on October 17, 2013).

4.6	$120,000,000 Secured term loan facility by and among Navigator Gas L.L.C., Navigator Atlas L.L.C., Navigator Europa L.L.C., Navigator Oberon L.L.C. and Navigator Triton L.L.C., Credit Agricole Corporate and Investment Bank, the Export-Import Bank of Kore, HSH Nordbank Ag and NIBC Bank N.V. as the arrangers and Credit Agricole as agent, and a group of financial institutions as lenders, dated as of April 11, 2013 (incorporated by reference to Exhibit 10.6 to the registrant’s Registration Statement on Form F-1 (File No. 333-191784), filed on October 17, 2013).

4.7	Bond Agreement between Navigator Holdings Ltd. and Norsk Tillitsmann ASA on behalf of the Bondholders in the bond issue of 9% Navigator Holdings Ltd. Senior Unsecured Callable Bonds dated December 14, 2012 (incorporated by reference to Exhibit 10.7 to the registrant’s Registration Statement on Form F-1 (File No. 333-191784), filed on November 6, 2013).

4.8	Joint Venture Agreement, dated August 4, 2010, among PT Persona Sentra Utama, PT Mahameru Kencana Abadi, Navigator Gas Invest Limited and PT Navigator Khatulistiwa (incorporated by reference to Exhibit 10.8 to the registrant’s Registration Statement on Form F-1 (File No. 333-191784), filed on November 4, 2013).

4.9*	Supplemental Deed, dated February 13, 2014, among PT Navigator Khatulistiwa, PT Persona Sentra Utama, PT Mahameru Kencana Abadi, Navigator Gas Invest Limited, Falcon Funding Ptd. Ltd. and Navigator Gas L.L.C.

8.1*	List of Subsidiaries of Navigator Holdings Ltd.

12.1*	Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer.

12.2*	Rule 13a-14(a)/15d-14(a) Certification of Principal Financial and Accounting Officer.

13.1*	Certification under Section 906 of the Sarbanes-Oxley Act of 2002 of the Principal Executive Officer.

13.2*	Certification under Section 906 of the Sarbanes-Oxley Act of 2002 of the Principal Financial and Accounting Officer.

15.1*	Letter from Grassi & Co., CPAs, P.C., dated March 17, 2014.

15.2*	Letter from MSPC Certified Public Accountants and Advisors, P.C., dated March 17, 2014.

101. INS**	XBRL Instance Document

101. SCH**	XBRL Taxonomy Extension Schema

101. CAL**	XBRL Taxonomy Extension Schema Calculation Linkbase

101. DEF**	XBRL Taxonomy Extension Schema Definition Linkbase

101. LAB**	XBRL Taxonomy Extension Schema Label Linkbase

101. PRE**	XBRL Taxonomy Extension Schema Presentation Linkbase

*	Filed herewith.
**	Pursuant to Rule 406T of Regulation S-T, these interactive data files are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933 or Section 18 of the Securities Exchange Act of 1934 and otherwise are not subject to liability under such sections.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

NAVIGATOR HOLDINGS LTD.

Date: March 17, 2014	By:	/s/ David J. Butters
	Name:	David J. Butters
	Title:	President and Chief Executive Officer (Principal Executive Officer)

Report of Independent Registered Public Accounting Firm

The Board of Directors

Navigator Holdings Ltd:

We have audited the accompanying consolidated balance sheets of Navigator Holdings Ltd. and subsidiaries (the “Company”) as of December 31, 2012 and 2013, and the related consolidated statements of income, comprehensive income, cash flows, and shareholders’ equity for each of the years in the three-year period ended December 31, 2013. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Navigator Holdings Ltd. and subsidiaries as of December 31, 2012 and 2013, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for revenue recognition of voyage charters effective April 1, 2013.

KPMG LLP

London, United Kingdom

March 17, 2014

Navigator Holdings Ltd.

Consolidated Balance Sheets

	December 31,	December 31,
	2012	2013
Assets
Current assets
Cash and cash equivalents	$140,870,317	$194,740,045
Short-term investments	10,000,000	—
Accounts receivable, net	3,873,849	11,837,578
Accrued income	6,729,551	7,902,234
Prepaid expenses and other current assets	5,079,652	6,282,218
Inventories	4,821,346	5,924,201

Total current assets	171,374,715	226,686,276
Non-current assets
Long-term accounts receivable	—	316,559

Vessels in operation, net	586,660,699	1,026,226,551
Deposit on vessel acquisitions	47,000,000	—
Vessels under construction	20,110,888	60,197,486
Property, plant and equipment, net	497,362	363,015
Deferred finance costs, net	6,610,820	11,436,165

Total assets	$832,254,484	$1,325,226,052

Liabilities and stockholders’ equity
Current liabilities
Current portion of long-term debt	$26,842,508	$60,750,308
Accounts payable	7,943,797	13,585,924
Accrued expenses and other liabilities	3,476,329	6,438,384
Accrued interest	1,891,763	4,261,971
Deferred income	2,883,352	4,803,196

Total current liabilities	43,037,749	89,839,783

Non-current liabilities
Secured term loan facilities, net of current portion	216,393,245	389,734,262
Senior unsecured bond	125,000,000	125,000,000

Total non-current liabilities	341,393,245	514,734,262

Commitments and contingencies
Stockholders’ equity
Common stock – $.01 par value per share; 400,000,000 shares authorized; 55,326,765 shares issued and outstanding, (2012: 38,694,648) (1)	386,946	553,267
Additional paid-in capital	352,379,033	584,030,816
Accumulated other comprehensive loss	(114,507)	(87,930)
Retained earnings	95,172,018	136,155,854

Total stockholders’ equity	447,823,490	720,652,007

Total liabilities and stockholders’ equity	$832,254,484	$1,325,226,052

(1)	All share amounts (except par value per share amounts) have been retroactively restated for 2012 to reflect the Company’s 3-for-1 stock split on October 29, 2013 as described in Note 10 – Common Stock to these consolidated financial statements.

See accompanying notes to consolidated financial statements.

Navigator Holdings Ltd.

Consolidated Statements of Income

	Year ended December 31, 2011	Year ended December 31, 2012	Year ended December 31, 2013
Revenues
Operating revenue	$88,874,595	$146,716,403	$234,286,550
Other cargo revenue	—	—	4,051,060

	88,874,595	146,716,403	238,337,610
Expenses
Address and brokerage commissions	2,664,461	4,233,794	5,472,823
Voyage expenses	17,660,991	27,790,816	49,336,461
Cost of cargo sold	—	—	4,254,853
Charter-in costs	343,710	11,287,831	6,833,713
Vessel operating expenses	22,938,934	32,826,651	56,029,439
Depreciation and amortization	18,677,574	24,179,633	36,608,168
General and administrative costs	4,232,103	5,273,540	6,146,603
Other corporate expenses	1,165,838	1,401,808	3,496,368

Total operating expenses	67,683,611	106,994,073	168,178,428

Operating income	21,190,984	39,722,330	70,159,182
Other income/(expense)
Interest expense	(2,442,182)	(8,735,952)	(28,767,858)
Interest income	8,978	64,590	98,775

Income before income taxes	18,757,780	31,050,968	41,490,099
Income taxes	(107,501)	(515,123)	(506,263)

Net income	$18,650,279	$30,535,845	$40,983,836

Earnings per share:
Basic and diluted: (1)	$0.60	$0.82	$0.89

Weighted average number of shares outstanding:
Basic and diluted: (1)	31,195,743	37,294,962	46,031,386

Dividends per share:
Basic and diluted: (1)	$0.31	$0.06	$—

(1)	All share amounts (except par value per share amounts) have been retroactively restated for 2011 and 2012 to reflect the Company’s 3-for-1 stock split on October 29, 2013 as described in Note 10 – Common Stock to these consolidated financial statements.

See accompanying notes to consolidated financial statements.

Navigator Holdings Ltd.

Consolidated Statements of Comprehensive Income

	Year ended December 31, 2011	Year ended December 31, 2012	Year ended December 31, 2013
Net income	$18,650,279	$30,535,845	$40,983,836
Other Comprehensive Income / (Loss):
Foreign currency translation (loss) / gain	(8,152)	32,166	26,577

Total Comprehensive Income	$18,642,127	$30,568,011	$41,010,413

See accompanying notes to consolidated financial statements.

Navigator Holdings Ltd.

Consolidated Statements of Stockholders’ Equity

	Common Stock at 0.01 par value (1)	Additional Paid-in Capital (1)	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total
January 1, 2011	$310,530	$288,698,458	$(138,521)	$58,045,449	$346,915,916
Issuance of common stock	18,750	15,249,700	—	—	15,268,450
Restricted shares issued March 31, 2011	157	—	—	—	157
Restricted shares issued April 10, 2011	456	—	—	—	456
Net income	—	—	—	18,650,279	18,650,279
Dividends paid	—	—	—	(9,640,336)	(9,640,336)
Foreign currency translation	—	—	(8,152)	—	(8,152)
Share-based compensation plan	—	841,421	—	—	841,421

December 31, 2011	329,893	304,789,579	(146,673)	67,055,392	372,028,191
Issuance of common stock	56,250	46,793,497	—	—	46,849,747
Restricted shares issued February 22, 2012	503	—	—	—	503
Restricted shares issued April 24, 2012	300	—	—	—	300
Net income	—	—	—	30,535,845	30,535,845
Dividends paid	—	—	—	(2,419,219)	(2,419,219)
Foreign currency translation	—	—	32,166	—	32,166
Share-based compensation plan	—	795,957	—	—	795,957

December 31, 2012	386,946	352,379,033	(114,507)	95,172,018	447,823,490
Issuance of common stock	165,300	230,924,215	—	—	231,089,515
Restricted shares issued March 31, 2013	600	—	—	—	600
Restricted shares issued April 7, 2013	271	—	—	—	271
Restricted shares issued April 11, 2013	150	—	—	—	150
Net income	—	—	—	40,983,836	40,983,836
Foreign currency translation	—	—	26,577	—	26,577
Share-based compensation plan	—	727,568	—	—	727,568

December 31, 2013	$553,267	$584,030,816	$(87,930)	$136,155,854	$720,652,007

(1)	All share amounts (except par value per share amounts) have been retroactively restated for 2011 and 2012 to reflect the Company’s 3-for-1 stock split on October 29, 2013 as described in Note 10 – Common Stock to these consolidated financial statements.

See accompanying notes to consolidated financial statements.

Navigator Holdings Ltd.

Consolidated Statements of Cash Flows

	Year ended December 31, 2011	Year ended December 31, 2012	Year ended December 31, 2013
Cash flows from operating activities
Net income	$18,650,279	$30,535,845	$40,983,836
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	18,677,574	24,179,633	36,608,168
Payment of drydocking costs	(6,780)	—	(2,922,922)
Share-based compensation	842,034	796,760	728,589
Amortization of deferred financing costs	275,625	959,210	2,154,864
Unrealized foreign exchange	(11,031)	27,489	23,274
Changes in operating assets and liabilities
Accounts receivable	2,115,829	(2,570,404)	(7,963,729)
Inventories	(855,116)	(372,516)	(1,102,855)
Prepaid expenses and other current assets	2,761,269	(6,381,560)	(2,276,611)
Accounts payable and other liabilities	2,532,954	7,787,706	12,894,233
Long-term accounts receivable	—	—	(316,559)

Net cash provided by operating activities	44,982,637	54,962,163	78,810,288

Cash flows from investing activities
Payment to acquire vessels	—	(147,454,659)	(426,118,733)
Payment for vessels under construction	(85,526,666)	(44,931,101)	(40,086,598)
Purchase of other property, plant and equipment	(50,170)	(403,739)	(93,352)
Release of short-term investments	—	—	20,000,000
Placement of short-term investments	—	(10,000,000)	(10,000,000)

Net cash used in investing activities	(85,576,836)	(202,789,499)	(456,298,683)

Cash flows from financing activities
Proceeds from secured term loan facilities	53,471,739	206,528,261	243,000,000
Direct financing costs of secured term loan facilities	(900,000)	(2,700,000)	(6,866,564)
Repayment of secured term loan facilities	(7,114,331)	(107,649,916)	(35,751,183)
Proceeds from 9% senior unsecured bond	—	125,000,000	—
Issuance costs of 9% senior unsecured bond	—	(3,645,655)	(113,645)
Proceeds from issuance of stock	15,625,000	46,875,000	246,570,000
Issuance costs of stock	(356,550)	(25,253)	(15,480,485)
Dividends paid	(9,640,336)	(2,419,219)	—

Net cash provided by financing activities	51,085,522	261,963,218	431,358,123

Net increase in cash and cash equivalents	10,491,323	114,135,882	53,869,728
Cash and cash equivalents at beginning of year	16,243,112	26,734,435	140,870,317

Cash and cash equivalents at end of year	$26,734,435	$140,870,317	$194,740,045

Supplemental Information
Total interest paid during the year, net of amounts capitalized	$2,099,318	$6,166,338	$24,242,786

Total tax paid during the year	$73,361	$165,105	$171,056

See accompanying notes to consolidated financial statements.

Navigator Holdings Ltd.

Notes to the Consolidated Financial Statements

December 31, 2011, 2012 and 2013

1. Description of Business

Navigator Holdings Ltd. (“the Company”), the ultimate parent company of the Navigator Group of companies, is registered in the Republic of the Marshall Islands. The Company has a business of owning and operating a fleet of gas carriers. At December 31, 2013, the Company owned and operated 23 gas carriers (the “Vessels”) having a cargo capacity of between 20,600 cbm and 22,100 cbm, of which 17 were semi-refrigerated and of those, five were capable of transporting ethylene. The remaining six are fully-refrigerated vessels.

2. Summary of Significant Accounting Policies

(a) Basis of Presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries (See Note 7) and a Variable Interest Entity (“VIE”). All intercompany accounts and transactions have been eliminated in consolidation. Certain prior period amounts in the consolidated financial statements and notes thereto, have been reclassified to conform to the current periods presentation.

As of December 31, 2013, the Company consolidated 100% of its VIE, PT Navigator Khatulistiwa, for which the Company is deemed to be the primary beneficiary, i.e. it has a controlling financial interest in this entity. The Company owns 49% of the VIE’s common stock, all of its secured debt and has voting control. All economic interests in the residual net assets reside with the Company.

A VIE is an entity that in general does not have equity investors with voting rights or that has equity investors that do not provide sufficient financial resources for the entity to support its activities. A controlling financial interest in a VIE is present when a company has the power to direct the activities of a VIE that most significantly impact the entity’s economic performance and absorbs a majority of an entity’s expected losses, receives a majority of an entity’s expected residual returns, or both.

(b) Vessels in Operation

The cost of the vessels (excluding the estimated initial drydocking cost) less their estimated residual value is depreciated on a straight-line basis over the vessel’s estimated economic life. Management estimates the useful life of each of the Company’s vessels to be 30 years from the date of its original construction.

(c) Vessels Under Construction

Vessels under construction are stated at cost, which includes the cost of construction and other direct costs attributable to the construction. No provision for depreciation is made on construction in progress until such time as the relevant assets are completed and put into use.

(d) Impairment of Vessels

The Company reviews the carrying value of its vessels for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets.

(e) Dry Docking Costs

Each vessel is required to be dry-docked every 30 to 60 months for classification society surveys and inspections of, among other things, the underwater parts of the vessel. These works include, but are not limited to hull coatings, seawater valves, steelworks and piping works, propeller servicing, anchor chain winch calibrations, all of which cannot be performed while the vessels are operating. The Company capitalizes costs associated with the

Navigator Holdings Ltd.

Notes to the Consolidated Financial Statements (Continued)

December 31, 2011, 2012 and 2013

dry-dockings in accordance with ASC Topic 360 “Fixed Assets” and amortizes these costs on a straight-line basis over the period to the next expected dry-docking. Amortization of dry-docking costs is included in depreciation and amortization in the Consolidated Statements of Income. Costs incurred during the dry-docking period which relate to routine repairs and maintenance are expensed.

(f) Cash and Cash Equivalents

The Company considers highly liquid investments, such as time deposits and certificates of deposit, with an original maturity of three months or less when purchased, to be cash equivalents. The Company has cash in a U.S. financial institution which is insured by the Federal Deposit Insurance Corporation (“FDIC”) for up to $250,000. At December 31, 2013 and throughout 2013 and 2012, the Company had balances in this financial institution in excess of the insured amount. The Company also maintains cash balances in foreign financial institutions which are not covered by the FDIC.

(g) Short-Term Investments

Short-term investments represent funds deposited in money market funds with an original maturity of more than three months when purchased. The Company records its short-term investments at fair value. Fair value is a market-based measurement that is determined based on assumptions that market participants would use in pricing an asset or a liability. The fair value accounting standard establishes a three tier fair value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2—Include other inputs that are directly or indirectly observable in the marketplace.

Level 3—Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The Company’s short-term investments are classified within Level 1 of the fair value hierarchy.

(h) Accounts Receivable

The Company carries its accounts receivable at cost less an allowance for doubtful accounts. At December 31, 2013 and 2012, the Company evaluated its accounts receivable and established an allowance for doubtful accounts, based on a history of past write-offs, collections and current credit conditions. The Company does not generally charge interest on past-due accounts (unless the accounts are subject to legal action), and accounts are written off as uncollectible when all reasonable collection efforts have failed. Accounts are deemed past-due based on contractual terms.

(i) Inventories

Inventories include bunkers (fuel), for those vessels under voyage charter, and lubricants. Under a time charter, the cost of bunkers is borne by and remains the property of the charterer. Inventories are accounted for on a first in, first out basis and are valued at the lower of cost and market value.

(j) Deferred Finance Costs

Costs incurred in connection with obtaining secured term loan facilities and bonds are recorded as deferred financing costs and are amortized to interest expense over the estimated duration of the related debt. Such costs include fees paid to the lenders or on the lenders’ behalf and associated legal and other professional fees.

Navigator Holdings Ltd.

Notes to the Consolidated Financial Statements (Continued)

December 31, 2011, 2012 and 2013

(k) Deferred Income

Deferred income is the balance of cash received in excess of revenue earned under a time charter or voyage charter arrangement as of the balance sheet date.

(l) Revenue Recognition

The Company employs its vessels on time charters or voyage charters. With time charters, the Company receives a fixed charter hire per on-hire day and revenue is recognized on an accrual basis and is recorded over the term of the charter as service is provided. In the case of voyage charters, the vessel is contracted for a voyage between two or more ports and the Company is paid for the cargo transported.

On April 1, 2013, the Company changed its method of accounting for revenue recognition on voyage charters. Previously, the Company determined that a voyage commenced with loading and completed at the point of discharge. The Company now recognizes revenue on a discharge-to-discharge basis in determining percentage of completion for all voyage charters, but does not begin recognizing revenue until a charter has been agreed to by the customer and the Company, even if the vessel has discharged its cargo and is sailing to the anticipated load port for its next voyage. The Company has adopted this new policy as it considers the decision to undertake a specific voyage is highly dependent on the location of the vessel’s prior discharge port and the part of the voyage to the load port is a necessary part of the overall profitability of that voyage. Management believes that given the significant increase in the number of vessels in operation and consequently the number of voyage charters undertaken, the results of the Company could be materially distorted by excluding the proportion of the revenue in sailing to the next load port. The adoption of this new accounting policy has not resulted in a retrospective adjustment as of or for the years ended December 31, 2011 or 2012, as the impact is not considered material.

(m) Other Comprehensive Income / (Loss)

The Company follows the provisions of ASC Topic 220 “Comprehensive Income,” which requires separate presentation of certain transactions, which are recorded directly as components of stockholders’ equity. Comprehensive income is comprised of net income and foreign currency translation gains and losses.

(n) Voyage Expenses and Vessel Operating Expenses

When the Company employs its vessels on time charter, it is responsible for all the operating expenses of the vessels, such as crew costs, stores, insurance, repairs and maintenance. In the case of voyage charters, the vessel is contracted only for a voyage between two or more ports, and the Company pays for all voyage expenses in addition to the vessel operating expenses. Voyage expenses consist mainly of in port expenses and bunker (fuel) consumption and are recognized as incurred.

(o) Repairs and Maintenance

All expenditures relating to routine maintenance and repairs are expensed when incurred.

(p) Insurance

The Company maintains hull and machinery insurance, war risk insurance, protection and indemnity insurance coverage, increased value insurance, demurrage and defense insurance coverage in amounts considered prudent to cover normal risks in the ordinary course of its operations. In addition the Company maintains Directors & Officers insurance. Premiums paid in advance to insurance companies are recognized as prepaid expenses and recorded as a vessel operating expense over the period covered by the insurance contract.

(q) Share-Based Compensation

The Company records as an expense in its financial statements the fair value of all equity-settled stock-based compensation awards. The terms and vesting schedules for share-based awards vary by type of grant. Generally, the awards vest subject to time-based (immediate to five years) service conditions. Compensation expense is recognized ratably over the service period.

Navigator Holdings Ltd.

Notes to the Consolidated Financial Statements (Continued)

December 31, 2011, 2012 and 2013

(r) Accounting Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

(s) Foreign Currency Transactions

Substantially all of the Company’s cash receipts are in U.S. Dollars. The Company’s disbursements, however, are in the currency invoiced by the supplier. The Company remits funds in the various currencies invoiced. The non U.S. Dollar invoices received, and their subsequent payments, are converted into U.S. Dollars when the transactions occur. The movement in exchange rates between these two dates is transferred to an exchange difference account and is expensed each month. The exchange risk resulting from these transactions is not material.

(t) Income Taxes

Navigator Holdings Ltd. and its Marshall Islands subsidiaries are not subject to taxation in the Republic of the Marshall Islands.

The Company has two subsidiaries incorporated in the United Kingdom where the base tax rate is 23% for the year ended December 31, 2013 (24% for the year ended December 31, 2012). One subsidiary earns management and other fees from fellow subsidiary companies, and for the year ended December 31, 2013, the estimated tax charge was $221,401 (2012: $193,554). The second subsidiary also holds a time charter with one of our charterers. The estimated tax charge for the year ended December 31, 2013 is $14,073 (2012: Nil).

The Company has a subsidiary incorporated in Singapore where the base tax rate is 17% for the year ended December 31, 2012 and 2013. The subsidiary earns management and other fees and receives interest from its VIE, PT Navigator Khatulistiwa, and for the year ended December 31, 2013, the estimated tax charge was $270,789 (2012: $346,236).

The Company considered the income tax disclosure requirements of ASC Topic 740 “Income Taxes,” in regards to disclosing material unrecognized tax benefits; none were identified. The Company’s policy is to recognize accrued interest and penalties for unrecognized tax benefits as a component of tax expense. At December 31, 2013 and 2012, there were no accrued interest and penalties for unrecognized tax benefits.

(u) Earnings Per Share

Basic earnings per common share (“Basic EPS”) is computed by dividing the net income available to common stockholders by the weighted-average number of shares outstanding. Diluted earnings per common share (“Diluted EPS”) are computed by dividing the net income available to common stockholders by the weighted average number of common shares and dilutive common share equivalents then outstanding. ASC Topic 260 requires presentation of both Basic EPS and Diluted EPS on the face of the Company’s Statement of Income.

Shares granted pursuant to the 2008 Restricted Stock Plan are the only dilutive shares, and these shares have been considered as outstanding since their respective grant dates for purposes of computing diluted earnings per share.

(v) Segment Reporting

Although separate vessel financial information is available, Management internally evaluates the performance of the enterprise as a whole and not on the basis of separate business units or different types of charters. As a result, the Company has determined that it operates as one reportable segment. Since the Company’s vessels regularly move between countries in international waters over many trade routes, it is impractical to assign revenues or earnings from the transportation of international LPG products by geographic area.

Navigator Holdings Ltd.

Notes to the Consolidated Financial Statements (Continued)

December 31, 2011, 2012 and 2013

(w) Recent Accounting Pronouncements

The following accounting standard issued as of December 31, 2013, may affect the future financial reporting by Navigator Holdings Ltd:

Accounting Standards Updates No. 2011-05, 2011-12, and 2013-02, Comprehensive Income (Topic 220): Presentation of Comprehensive Income

In ASU No. 2011-12, Comprehensive Income (Topic 220), the Board deferred the effective date of those changes in ASU 2011-05 that relate to the presentation of reclassification adjustments in the income statement (paragraphs 220-10-45-17 through 45-18, 220-10-55-7 through 55-8, 220-10-55-9, and 220-10-55-18) to provide the Board with more time to redeliberate whether to present the effects of reclassifications out of accumulated other comprehensive income on the face of the financial statements for all periods presented. That deferral does not impact the other requirements of ASU 2011-05, including the requirement to present the components of net income and comprehensive income in either one or two consecutive statements. The deferral was intended to be temporary, and the Board provided updated guidance in ASU 2013-02, Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income, on disclosures about reclassifications out of accumulated other comprehensive income. The Company has adopted this accounting update and considers the impact to be immaterial.

With the issuance of ASU 2013-02 entities are now required to disclose:

•	For items reclassified out of accumulated other comprehensive income (AOCI) and into net income in their entirety, the effect of the reclassification on each affected net income line item; and

•	For AOCI reclassification items that are not reclassified in their entirety into net income, a cross reference to other required U.S. GAAP disclosures.

This information may be provided either in the notes or parenthetically on the face of the statement that reports net income as long as all the information is disclosed in a single location. However, an entity is prohibited from providing this information parenthetically on the face of the statement that reports net income if it has items that are not reclassified in their entirety into net income. For public entities, the guidance is effective for annual reporting periods beginning after December 15, 2012 and interim periods within those years. For nonpublic entities, the requirements are effective for annual reporting periods beginning after December 15, 2013 and interim and annual periods thereafter. The Company has adopted this accounting update and considers the impact to be immaterial.

3. Fair Value of Financial Instruments

The principal financial assets of the Company at December 31, 2013 and 2012 consist of cash and cash equivalents, short-term investments and accounts receivable. The principal financial liabilities of the Company consist of accounts payable, accrued expenses and other liabilities, secured term loan facilities and the 9% senior unsecured bond issue.

The carrying values of cash and cash equivalents and accrued expenses and other liabilities are reasonable estimates of their fair value due to the short-term nature or liquidity of these financial instruments.

The fair value of the Company’s long-term debt approximates its carrying value due to the variable interest rates associated with the secured term loan facilities (Note 8) and is classified as a level three investment under the fair value hierarchy. At December 31, 2013 the fair value of the 9% unsecured bond issue is $135.0 million (2012: $125.0 million). It is classified as a level 2 investment in the fair value hierarchy.

Navigator Holdings Ltd.

Notes to the Consolidated Financial Statements (Continued)

December 31, 2011, 2012 and 2013

4. Accounts Receivable, Net

It is a condition of time charter parties that payments of hire are received monthly in advance. Voyage charter contracts require payment upon completion of each discharge, with subsequent demurrage claims payable on submission of invoices. At December 31, 2013, management has provided a provision for doubtful accounts of $32,786 relating to outstanding demurrage claims (2012: $302,024).

5. Vessels in Operation

	Vessel	Drydocking	Total
Cost
December 31, 2011	$522,918,357	$9,405,902	$532,324,259
Transfer in from vessels under construction	54,503,372	500,000	55,003,372
Additions	99,996,325	458,334	100,454,659

December 31, 2012	$677,418,054	$10,364,236	$687,782,290
Additions	470,460,400	5,581,255	476,041,655
Disposals	—	(1,859,974)	(1,859,974)

December 31, 2013	$1,147,878,454	$14,085,517	$1,161,963,971

Accumulated Depreciation
December 31, 2011	$73,465,967	$3,589,926	$77,055,893
Charge for the period	21,959,518	2,106,180	24,065,698

December 31, 2012	$95,425,485	$5,696,106	$101,121,591
Charge for the period	33,334,628	3,141,174	36,475,803
Disposals for the period	—	(1,859,974)	(1,859,974)

December 31, 2013	$128,760,113	$6,977,306	$135,737,420

Net Book Value
December 31, 2013	$1,019,118,341	$7,108,211	$1,026,226,551

December 31, 2012	$581,992,569	$4,668,130	$586,660,699

December 31, 2011	$449,452,390	$5,815,976	$455,268,366

During 2013, the Company took delivery of eleven semi-refrigerated and fully refrigerated handysized liquefied gas carriers from affiliates of A.P. Møller for a total contract price of $470,000,000. Upon signing the agreement on November 14, 2012, the Company paid a 10% deposit, which was transferred to additions in the year to December 31, 2013. Included in the additions for drydockings of $5,581,255 for the year ended December 31, 2013 is an amount of $2,658,333 being the unamortized portion of the drydocking expense for the A.P. Møller vessels on acquisition.

The net book value of vessels that serve as collateral for the Company’s bank loans (Note 8) was $886,289,497 at December 31, 2013.

Navigator Holdings Ltd.

Notes to the Consolidated Financial Statements (Continued)

December 31, 2011, 2012 and 2013

6. Vessels Under Construction

	2012	2013
Vessels under construction at January 1	$30,183,159	$20,110,888
Payments to shipyard	43,850,300	38,124,000
Payments on novation of shipbuilding contracts	—	—
Other payments including initial stores, capitalized interest and site costs	1,080,801	1,962,598
Transfer to vessels in operation	(55,003,372)	—

Vessels under construction at December 31	$20,110,888	$60,197,486

At December 31, 2013, the Company had committed to construct five 21,000 cbm ethylene capable semi-refrigerated gas carriers; four 22,000 cbm semi-refrigerated gas carriers and one 35,000 cbm ethane capable gas carrier, all at Jiangnan Shipyard (Group) Co. Ltd (“Jiangnan”) in China and for delivery between April 2014 and April 2016. For the year ended December 31, 2013, the Company paid instalments of $38,124,000 (2012: $19,940,000) to the shipyard towards the first eight of these vessels.

7. Group Subsidiaries

Corporation Name	Percentage Ownership as of December 31,		Country of Incorporation	Corporation Type
	2012	2013
Navigator Holdings Ltd.			Marshall Islands	Holding company
- Navigator Gas US L.L.C.	100%	100%	Delaware (USA)	Service company
- Navigator Gas L.L.C.	100%	100%	Marshall Islands	Holding company
~ Navigator Atlas L.L.C.	n/a *	100%	Marshall Islands	Dormant
~ Navigator Capricorn L.L.C.	n/a *	100%	Marshall Islands	Vessel-owning company
~ Navigator Europa L.L.C.	n/a *	100%	Marshall Islands	Dormant
~ Navigator Galaxy L.L.C.	n/a *	100%	Marshall Islands	Vessel-owning company
~ Navigator Gemini L.L.C.	100%	100%	Marshall Islands	Vessel-owning company
~ Navigator Genesis L.L.C.	n/a *	100%	Marshall Islands	Vessel-owning company
~ Navigator Global L.L.C.	n/a *	100%	Marshall Islands	Vessel-owning company
~ Navigator Glory L.L.C.	n/a *	100%	Marshall Islands	Vessel-owning company
~ Navigator Grace L.L.C.	n/a *	100%	Marshall Islands	Vessel-owning company
~ Navigator Gusto L.L.C.	n/a *	100%	Marshall Islands	Vessel-owning company
~ Navigator Leo L.L.C.	100%	100%	Marshall Islands	Vessel-owning company
~ Navigator Libra L.L.C.	100%	100%	Marshall Islands	Vessel-owning company
~ Navigator Magellan L.L.C.	n/a *	100%	Marshall Islands	Vessel-owning company
~ Navigator Mariner L.L.C.	n/a *	100%	Marshall Islands	Vessel-owning company
~ Navigator Mars L.L.C.	100%	100%	Marshall Islands	Vessel-owning company
~ Navigator Neptune L.L.C.	100%	100%	Marshall Islands	Vessel-owning company
~ Navigator Oberon L.L.C.	n/a *	100%	Marshall Islands	Dormant
~ Navigator Pegasus L.L.C.	100%	100%	Marshall Islands	Vessel-owning company
~ Navigator Phoenix L.L.C.	100%	100%	Marshall Islands	Vessel-owning company
~ Navigator Saturn L.L.C.	100%	100%	Marshall Islands	Vessel-owning company
~ Navigator Scorpio L.L.C.	n/a *	100%	Marshall Islands	Vessel-owning company
~ Navigator Taurus L.L.C.	100%	100%	Marshall Islands	Vessel-owning company
~ Navigator Triton L.L.C.	n/a *	100%	Marshall Islands	Dormant
~ Navigator Venus L.L.C.	100%	100%	Marshall Islands	Vessel-owning company
~ Navigator Virgo L.L.C.	n/a *	100%	Marshall Islands	Vessel-owning company
~ NGT Services (UK) Ltd	100%	100%	England	Service company
~ Falcon Funding PTE Ltd	100%	100%	Singapore	Service company
~ Navigator Gas Invest Ltd	100%	100%	England	Investment company
- PT Navigator Khatulistiwa	49%	49%	Indonesia	Vessel-owning company

*	Entities formed during 2013.

Navigator Holdings Ltd.

Notes to the Consolidated Financial Statements (Continued)

December 31, 2011, 2012 and 2013

The VIE, PT Navigator Khatulistiwa, had total assets and liabilities, as of December 31, 2013, of $158,909,086 (2012: $101,289,872) and $120,931,677 (2012: $69,652,399) respectively.

8. Secured Term Loan Facilities

	December 31,	December 31,
	2012	2013
Due within one year	$26,842,508	$60,750,308
Due in two years	26,842,508	50,850,308
Due in three years	26,842,508	50,850,308
Due in four years	26,842,508	154,023,521
Due in five years	135,865,721	134,010,125
Due in more than five years	—	—

Total secured term loan facilities	$243,235,753	$450,484,570
Less: current portion	26,842,508	60,750,308

Secured term loan facilities, non-current portion	$216,393,245	$389,734,262

The Company has an $80,000,000 secured term loan facility with Skandinaviska Enskilda Banken AB and Nordea Bank Finland Plc dated April 1, 2011. Interest is payable under the loan facility at USD LIBOR plus a margin of 3% per annum, payable periodically. The Company also paid a commitment fee of 1.05% per annum based on any undrawn portion of the facility. The facility is divided into three parts; Tranche A of $16,000,000; Tranche B and Tranche C at $32,000,000 each. The loan was fully drawn in February 2012 when the balance of Tranche C was drawn down to finance the delivery installment of Navigator Libra and partly for general corporate purposes. At December 31, 2013, the total outstanding amount of the loan was $68,193,245, of which Tranche A is repayable by 13 quarterly amounts of $521,739 followed by a final payment of $4,521,742; Tranche B is repayable by 12 quarterly amounts of $444,444 followed by a final payment of $22,666,676 and Tranche C is repayable by 13 quarterly amounts of $444,444 followed by a final payment of $23,111,120.

This term loan facility is secured by first priority mortgages on each of; Navigator Saturn, Navigator Leo and Navigator Libra as well as assignments of earnings and insurances on these secured vessels. The financial covenants each as defined within the credit facility are: a) the maintenance at all times of cash and cash equivalents (including undrawn available lines of credit with a maturity exceeding 12 months) in an amount equal to or greater than (i) $10,000,000 and (ii) 5 per cent of the total indebtedness; b) net debt to total capitalization ratio not to exceed 60%; c) EBITDA to interest expense, on a trailing four-quarter basis, to be no less than 3:1; and d) a loan to value maintenance of no less than 130%. At December 31, 2013, the Company was in compliance with all covenants contained in this term loan. Pursuant to the terms of the term loan facility, the Company may not declare any

Navigator Holdings Ltd.

Notes to the Consolidated Financial Statements (Continued)

December 31, 2011, 2012 and 2013

dividends, redeem its shares or make any other payment to its shareholders other than a dividend of up to fifty percent (50%) of the Company’s consolidated net income may be declared or paid on a quarterly basis so long as the Company is in compliance with the financial covenants on a pro forma basis after declaring or paying such dividend and no event of default has occurred or will occur after declaration or payment of the dividend.

The Company has a $180,000,000 loan facility with Nordea Bank Finland Plc, Skandinaviska Enskilda Banken AB and DVB Bank SE dated April 18, 2012, for the purpose of refinancing a $150,000,000 secured revolving credit facility dated July 31, 2008, as well as providing finance for the acquisition of two vessels from within our operating segment, Navigator Pegasus and Navigator Phoenix, and for general corporate purposes. The deferred finance costs associated with the extinguishment of the previous $150,000,000 facility were written off in full.

Interest is payable under the loan facility at three-month USD LIBOR plus a margin of 3.375% per annum, payable on a quarterly basis. The Company paid a commitment fee of 1.35% per annum based on any undrawn portion of the loan facility. The loan facility is comprised of two tranches being Tranche A for $120,000,000 and Tranche B for $60,000,000. Tranche A is repayable in quarterly installments of $4,150,000 commencing on July 18, 2012 and Tranche B is repayable in quarterly installments of $1,150,000 commencing on July 27, 2012. Quarterly installments are payable until the maturity date of the loan which is April 18, 2017 when the loan becomes fully repayable. At December 31, 2013, the total outstanding amount of the loan was $148,200,000 which is repayable by 13 quarterly installments each of Tranche A and Tranche B followed by a final combined repayment of $79,300,000 on April 18, 2017.

This loan facility is secured by first priority mortgages on each of; Navigator Gemini, Navigator Mars, Navigator Neptune, Navigator Pegasus, Navigator Phoenix, Navigator Taurus and Navigator Venus as well as assignments of earnings and insurances on these secured vessels. The financial covenants each as defined within the credit facility are: a) the maintenance at all times of cash and cash equivalents in an amount equal to or greater than (i) $12,500,000 and (ii) 5 per cent of the total indebtedness; b) a ratio of EBITDA to interest expense of not less than 3.00:1.00; c) maintain consolidated working capital of not less than $0 and d) maintain a ratio of total stockholders’ equity to total assets of not less than 30 per cent. At December 31, 2013, the Company was in compliance with all covenants contained in this credit facility.

A loan facility for $270,000,000 was entered into on February 12, 2013 between Navigator Gas L.L.C. and Nordea Bank Finland Plc London branch, Skandinaviska Enskilda Banken AB (Publ) Nordic branch, DVB Bank SE, ABN Amro Bank N.V. and HSH Nordbank AG. The facility is to assist in the purchase of the fleet of eleven semi-refrigerated and fully-refrigerated handysize liquefied gas carriers from A.P. Møller Mærsk for a total purchase price of $470,000,000. Interest is payable under the loan facility at USD LIBOR plus 3.5%, payable on a quarterly basis. The Company also paid a commitment fee of 1.40% per annum based on any undrawn portion of the facility. This term loan facility is a delayed draw facility with an availability period ending December 31, 2013, and a term of five years. Advances under the term loan facility are contingent upon the delivery of the A.P. Møller vessels, provided that no advance may occur after the end of the availability period. At December 31, 2013 the total amount drawn under the facility was $243,000,000 and the amount still outstanding at December 31, 2013 was $234,091,325. At December 31, 2013, two of the vessel advances are repayable as amounts of $2,475,000 over four quarterly repayments with the final repayment date of October 5, 2013, and $1,462,500 over 12 quarterly repayments with the final repayment date of October 5, 2016. The remaining vessel advances are repayable over 17 combined quarterly instalments of $4,539,450 with the final combined repayment of $129,470,675 on January 31, 2018.

This loan facility is secured by first priority mortgages on each of; Navigator Capricorn, Navigator Galaxy, Navigator Genesis, Navigator Glory, Navigator Grace, Navigator Gusto, Navigator Magellan, Navigator Mariner, Navigator Scorpio and Navigator Virgo as well as assignments of earnings and insurances on these secured vessels. The financial covenants each as defined within the credit facility are: a) the maintenance at all times of cash and

Navigator Holdings Ltd.

Notes to the Consolidated Financial Statements (Continued)

December 31, 2011, 2012 and 2013

cash equivalents in an amount equal to or greater than (i) $25,000,000 and (ii) 5 per cent of the total indebtedness; b) a ratio of EBITDA to interest expense of not less than 3.00:1.00; c) maintain consolidated working capital of not less than $0 and d) maintain a ratio of total stockholders’ equity to total assets of not less than 30 per cent. At December 31, 2013, the Company was in compliance with all covenants contained in this credit facility.

A loan facility agreement for $120,000,000 was entered into on April 11, 2013 between Navigator Gas L.L.C. and Credit Agricole Corporate and Investment Bank, The Export-Import Bank of China, HSH Nordbank AG and NIBC Bank N.V. to assist with financing the four 2014 newbuilding vessels being built in China. The term loan is a delayed draw facility with the last availability period ending June 8, 2015 and has a tenor of six years from each vessel delivery. At December 31, 2013, there were no amounts drawn under the facility. The aggregate fair market value of the collateral vessels must be no less than 135% of the aggregate outstanding borrowings under the facility. Interest on amounts drawn under the facility will be payable at a rate of USD LIBOR plus 3.5% per annum. The principal will be repaid in 24 equal quarterly instalments based on 50% of each amount advanced, with a final installment of the remaining 50% of each advance. At December 31, 2013, the Company was in compliance with all covenants contained in this credit facility.

9. Senior Unsecured Bond

On December 18, 2012, the Company issued a $125,000,000 9% Senior Unsecured Bond on the Oslo Markets to finance part of the acquisition of the AP Møller-Mærsk eleven vessels. The bond will mature in full five years after the settlement date, on December 18, 2017. The bond may be redeemed between the third anniversary and final maturity at a premium. Interest is payable semi-annually in arrears on June 18 and December 18.

The financial covenants each as defined within the bond agreement are: (a) The issuer shall ensure that the Group (meaning “the Company and its subsidiaries”) maintains a minimum liquidity of the greater of (i) $12,500,000 and (ii) 5 per cent of total interest bearing debt; b) the Group to maintain a positive working capital; (c) to maintain an interest coverage ratio of not less than 3.00:1.00; (d) maintain a Group equity ratio of minimum 30%; and (e) the issuer shall ensure that the aggregate market value of the Group’s vessels is at least 120% of the total interest bearing debt of the Group. Pursuant to the terms of the senior unsecured bonds, following December 31, 2013, the Company may declare or pay a dividend of up to fifty percent (50%) of the Company’s consolidated net profits after taxes may be declared or paid on a quarterly basis so long as the Company is in compliance with an equity ratio of 35% after giving effect to the dividend. At December 31, 2013, the Company was in compliance with all covenants contained in this credit facility.

10. Common Stock

On November 10, 2011, the Company entered into an agreement with affiliates of WL Ross & Co. LLC to issue $62,500,000 of the Company’s common stock to provide additional capital resources for the Company’s growth program. 1,875,000 shares of common stock were issued in December 2011 followed by a further 5,625,000 shares in March 2012.

An investment agreement with affiliates of WL Ross & Co L.L.C., Mr. David Butters, Chief Executive Officer of the Company, and a third party was entered into on February 15, 2013, to subscribe for shares of common stock to the value of $75,000,000. 7,500,000 shares were issued, and funds were received by the Company on February 25, 2013.

The number of shares of common stock outstanding reflects a 3-for-1 stock split that was effected on October 29, 2013. All references in these consolidated financial statements to the number of common shares, price per share and weighted average number of common shares outstanding prior to the 3-for-1 stock split have been adjusted to reflect this stock split on a retroactive basis, unless otherwise noted.

Navigator Holdings Ltd.

Notes to the Consolidated Financial Statements (Continued)

December 31, 2011, 2012 and 2013

On November 26, 2013, the Company completed its initial public offering of 13,800,000 shares of its common stock at $19.00 per share, including the full exercise by the underwriters of their option to purchase an additional 1,800,000 shares of common stock from the selling stockholders. Navigator offered 9,030,000 shares of common stock and certain selling shareholders offered 4,770,000 shares of common stock. Net proceeds received by the company from the sale of 9,030,000 shares of its common stock were approximately $156,400,000, after deducting underwriting discounts and expenses.

The shares of the Company’s common stock began trading on the New York Stock Exchange on November 21, 2013, under the ticker symbol “NVGS.”

11. Share-Based Compensation

During 2008, the Company’s Board adopted the 2008 Restricted Stock Plan (the “Plan”), which entitles officers, employees, consultants and directors of the Company to receive grants of restricted stock of the Company’s common stock.

The Plan is administered by the Board or a committee of the Board. The maximum aggregate number of common shares that may be delivered pursuant to awards granted under the Plan during the ten- year term of the Plan is 9,000,000 shares of common stock. A holder of restricted stock, awarded under the Plan, shall have the same voting and dividend rights as the Company’s other common stockholders in relation to those shares.

The fair value of the restricted stock is calculated by multiplying the number of shares by the deemed calculated share value at the grant date.

Under the Plan, the Company granted 15,750 shares, with a weighted average value of $5.99 per share, to the Chief Executive of the Company on March 31, 2011 and on April 10, 2011 a further 45,600 shares were granted to the officers and management of the Company with a weighted average value of $6.53 per share. All these shares vest on the third anniversary of the grant date. During the year to December 31, 2011, 199,998 shares of those awarded during 2008 vested.

Under the Plan the Company granted 39,198 shares to the Chief Executive of the Company and 11,100 shares to the officers and management of the Company, all of which were issued on February 22, 2012, with a weighted average estimated value of $7.59 per share. All of these shares vest on the third anniversary of the grant date. A further 15,000 shares each were granted to two Board members of the Company with a weighted average estimated value of $7.20 per share on April 24, 2012. These shares vest on the first anniversary of the grant date.

In 2013, the Company granted 60,000 shares under the Plan, with a weighted average value of $10.00 per share, to the Chief Executive of the Company on March 31, 2013 and between April 7, 2013 and April 11, 2013 a further 42,117 shares were granted to the officers and management of the Company with a weighted average value of $10.04 per share. All these shares vest on the third anniversary of the grant date. During the year to December 31, 2013, 258,000 shares of those previously awarded vested.

Using the straight-line method of expensing the restricted stock grants, the weighted average estimated value of the shares calculated at the date of grant thereon is recognized as compensation costs in the Statement of Income over the vesting period. During 2013, the Company recognized $728,589 in share-based compensation costs (2012: $796,760 and 2011: $842,034). At December 31, 2013, there was a total of $948,311 unrecognized compensation costs relating to the expected future vesting of share-based awards (2012: $653,908 and 2011: $853,082) which are expected to be recognized over a weighted average period of 1.53 years (December 31, 2012: 0.93 years).

Navigator Holdings Ltd.

Notes to the Consolidated Financial Statements (Continued)

December 31, 2011, 2012 and 2013

The total fair value of the shares vested during the years ended December 31, 2012 and 2013 was $1,375,000 and $6,950,520 respectively.

Restricted share grant activity for the years ended December 31, 2012 and December 31, 2013 was as follows:

	Number of non- vested restricted shares	Weighted average grant date fair value	Weighted average remaining contractual term	Aggregate intrinsic value
Balance as of January 1, 2011	593,000	$5.11
Granted	61,350	6.39
Vested	(215,000)	4.95

Balance as of December 31, 2011	439,350	$5.37	1.42 years	$3,661,250
Granted	80,298	7.44
Vested	(150,000)	5.50

Balance as of December 31, 2012	369,648	$5.76	0.93 years	$3,696,480
Granted	102,117	10.00
Vested	(258,000)	5.26

Balance as of December 31, 2013	213,765	$8.40	1.53 years	$5,758,829

Prior to closing of the Company’s initial public offering in November 2013, this Plan was frozen such that new awards will no longer be issued thereunder. However, any outstanding awards prior to the Plan being frozen shall continue to remain outstanding and extend beyond the date the Plan was frozen. Any future equity incentive awards will be granted under a new 2013 Long Term Incentive Plan entered into prior to the closing of the Company’s initial public offering.

The 2013 Long Term Incentive Plan is administered by Compensation Committee with certain decisions subject to approval of our Board. The maximum aggregate number of common shares that may be delivered pursuant to awards granted under the Plan is 3,000,000 shares of common stock. A holder of restricted stock, awarded under the Plan, shall have the same voting and dividend rights as the Company’s other common stockholders in relation to those shares. As at December 31, 2013, no grants have been made under the 2013 Plan.

12. Commitments and Contingencies

The Company occupies office space in London, the lease for which was entered into on March 30, 2012, for a period of ten years, with a mutual break clause after five years, and paying approximately $515,000 (£321,850) per calendar year. The Company also occupies property in New York with the lease being renewed during 2012 and paying approximately $231,990 per year. The new lease is for a period of five years ending June 30, 2017.

The Company has chartered-in a vessel for a period ending in December 2014 at a fixed monthly rate commensurate with the market rate at the time of fixing the charter.

The Company entered into agreements on April 25, 2012, to purchase up to four 21,000 cbm, semi-refrigerated ethylene-capable liquefied gas carriers to be built at Jiangnan in China for an aggregate price of approximately $200,000,000. The first vessel is scheduled to be delivered in April 2014 followed by a vessel delivery each two months thereafter.

Navigator Holdings Ltd.

Notes to the Consolidated Financial Statements (Continued)

December 31, 2011, 2012 and 2013

On July 18, 2013, the Company entered into agreements to construct one further 21,000 cubic meter semi-refrigerated ethylene-capable gas carrier and two 22,000 cubic meter semi-refrigerated liquefied gas carriers for a combined price of approximately $138,000,000, plus two options to each build a further 22,000 cubic meter semi-refrigerated liquefied gas carriers, at a construction price of $44,000,000. These option were subsequently exercised. The five vessels will be delivered between March 2015 and March 2016. On December 20, 2013, the Company also entered into a contract to construct a 35,000 cubic meter semi-refrigerated ethane capable gas carrier at a purchase price of $77,400,000 at Jiangnan for delivery in April 2016. The Company has an option agreement for the construction of up to three further ethane-capable vessels at the same purchase price per vessel.

13. Concentration of Credit Risks

The Company’s vessels are chartered under either a time charter arrangement or voyage charter arrangement. Under a time charter arrangement, no security is provided for the payment of charter hire. However, payment is usually required monthly in advance. Under a voyage charter arrangement, a lien may sometimes be placed on the cargo to secure the payment of the accounts receivable, as permitted by the prevailing charter party agreement.

At December 31, 2013, 17 of the Company’s 24 operated vessels, (including the chartered-in vessel), were subject to time charters, 13 of which will expire within one year, two which will expire within one to two years, one that will expire within two to three years and two which will expire within ten years. The committed charter income is as follows:

2014:	$87,180,374
2015:	$30,740,750
2016:	$27,118,250
2017:	$18,177,000
2018:	$18,177,000

During 2013, three charterers contributed 30% of the operating revenue, comprising 11%, 10% and 9%, (2012: four charterers totaled 59% comprising 23%, 14%, 11% and 11%).

At December 31, 2013 and 2012, all of the Company’s cash and cash equivalents and short-term investments were held by large financial institutions, highly rated by a recognized rating agency.

14. Subsequent Events

The Company has evaluated subsequent events since the balance sheet date through March 17, 2014, the date at which the consolidated financial statements were available to be issued, and determined that there are no other items to disclose.