Form 20-F
period 2014-12-31
Navigator Holdings Ltd.
filed 2015-03-17
CIK 1581804

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

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

55,346,613 Shares of Common Stock

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

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as Issued by the International Accounting Standards Board ☐	Other ☐

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

This annual report on Form 20-F for the year ended December 31, 2014, or the “annual report,” should be read in conjunction with our consolidated financial statements and notes thereto included in this annual report. All references in this annual report to “Navigator Holdings,” “our,” “we,” “us” and the “Company” refer to Navigator Holdings PLC, an Isle of Man corporation, with regard to all periods prior to its redomiciliation in the Republic of the Marshall Islands, and to Navigator Holdings Ltd., a Marshall Islands corporation, with regard to all periods after its redomiciliation in the Republic of the Marshall Islands. All references in this annual report to our wholly-owned subsidiary “Navigator Gas L.L.C.” refer to Navigator Gas Transport PLC, an Isle of Man corporation, with regard to all periods prior to its redomiciliation in the Republic of the Marshall Islands, and to Navigator Gas L.L.C., a Marshall Islands limited liability company, with regard to all periods after its redomiciliation in the Republic of the Marshall Islands. As used in this annual report, unless the context indicates or otherwise requires, references to “our fleet” or “our vessels” include (i) 26 vessels we owned as of December 31, 2014 and one newbuilding delivered to us from Jiangnan Shipyard (Group) Co. Ltd. in China, or “Jiangnan,” on January 9, 2015, or “our owned vessels,” (ii) three newbuildings expected to be delivered from Jiangnan between April, 2015 and August of 2015, or the “2015 newbuildings,” (iii) six newbuildings expected to be delivered from Jiangnan between January and December of 2016, or the “2016 newbuildings” and (iv) two newbuildings expected to be delivered from Hyundai Mipo Dockyard Co. Ltd, in South Korea, or “HMD,” between January and March 2017, or the “2017 newbuildings”. As used in the annual report, (i) “WLR” refers to WL Ross & Co. LLC and (ii) the “WLR Group” refers to WLR and certain of its affiliated investment funds owning shares of our common stock, collectively.

Cautionary Statement Regarding Forward Looking Statements

Statements included in this annual report concerning plans and objectives of management for future operations or economic performance, or assumptions related thereto, including our financial forecast, contain forward-looking statements. In addition, we and our representatives may from time to time make other oral or written statements that are also forward-looking statements. Such statements include, in particular, statements about our plans, strategies, business prospects, changes and trends in our business and the markets in which we operate as described in this annual report. In some cases, you can identify the forward-looking statements by the use of words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Forward-looking statements appear in a number of places in this annual report. These risks and uncertainties include, but are not limited to:

•	future operating or financial results;

•	pending acquisitions, business strategy and expected capital spending;

•	operating expenses, availability of crew, number of off-hire days, drydocking requirements and insurance costs;

•	general market conditions and shipping market trends, including charter rates and factors affecting supply and demand;

•	our financial condition and liquidity, including our ability to obtain additional financing in the future to fund capital expenditures, acquisitions and other corporate activities;

•	estimated future capital expenditures needed to preserve our capital base;

•	our expectations about the receipt of our 11 newbuildings , and the timing of the receipt thereof;

•	our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or the useful lives of our vessels;

•	our continued ability to enter into long-term, fixed-rate time charters with our customers;

i

•	changes in governmental rules and regulations or actions taken by regulatory authorities;

•	potential liability from future litigation;

•	our expectations relating to the payment of dividends; and

•	other factors discussed in Item 3—Risk Factors of this annual report.

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

The following table presents selected historical financial data for the years ended December 31, 2011, 2012, 2013 and 2014 which has been derived from our audited consolidated financial statements included elsewhere in this annual report, and should be read together with and qualified in its entirety by reference to such audited consolidated financial statements.

The following table should be read together with “Item 5—Operating and Financial Review and Prospects.” The selected historical financial data reflects the earnings per share and dividends per share impact of our 3-for-1 stock split that was effected in the form of a stock dividend on October 29, 2013.

	Navigator Holdings
	Year Ended December 31,
	2011	2012	2013	2014
	(in thousands, except per share data, fleet data and average daily results )
Income Statement Data:
Revenue	$88,875	$146,716	$238,337	$304,875
Operating expenses:
Address and brokerage commissions	2,664	4,234	5,473	6,697
Voyage expenses	17,661	27,791	49,336	45,003
Costs of cargo sold	—	—	4,255	—
Charter-in costs	344	11,288	6,834	9,111
Vessel operating expenses	22,939	32,826	56,029	70,198
Depreciation and amortization	18,678	24,180	36,608	45,809
General and administrative costs	4,232	5,273	6,147	10,335
Other corporate expenses	1,166	1,402	3,496	2,260

Total operating expenses	67,684	106,994	168,178	189,413

Operating income	$21,191	$39,722	$70,159	$115,462

Net interest expense	2,433	8,671	28,669	30,091

Income before income taxes	$18,758	$31,051	$41,490	$85,371
Income taxes	108	515	506	904

Net income	$18,650	$30,536	$40,984	$84,467

Earnings per share:
Basic	$0.60	$0.82	$0.89	$1.53
Diluted				$1.52
Dividends per share:
Basic and diluted	$0.31	$0.06	$—	$—
EBITDA(1)	$39,869	$63,902	$106,767	$161,271

	Navigator Holdings
	Year Ended December 31,
	2011	2012	2013	2014
	(in thousands, except per share data, fleet data and average daily results )
Balance Sheet Data (at end of period):
Cash and cash equivalents	$26,734	$140,870	$194,740	$62,526
Total assets	524,793	832,254	1,325,226	1,370,455
Total liabilities	152,765	384,431	604,574	564,725
Total shareholders’ equity	372,028	447,823	720,652	805,730
Cash Flows Data:
Net cash provided by operating activities	$44,982	$54,962	$78,810	$129,843
Net cash used in investing activities	(85,577)	(202,789)	(456,299)	(228,604)
Net cash provided by financing activities	51,086	261,963	431,358	(33,453)
Fleet Data:
Weighted average number of vessels(2)	8.3	12.7	19.6	24.8
Ownership days(3)	3,033	4,663	7,168	9,051
Available days(4)	3,033	4,663	7,044	8,906
Operating days(5)	2,955	4,641	6,544	8,666
Fleet utilization(6)	97.4%	99.5%	92.9%	97.3%
Average Daily Results:
Time charter equivalent rate(7)	$24,098	$25,627	$28,262	$29,988
Daily vessel operating expenses(8)	$7,632	$7,916	$8,115	$8,068

(1)	EBITDA represents net income before net interest expense, income taxes and depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to consolidated net income or cash generated from operations, as determined by U.S. GAAP, and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is not a recognized measurement under U.S. GAAP.

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

The following table sets forth a reconciliation of net income to EBITDA for the periods presented:

	Navigator Holdings
	Year Ended December 31,
	2011	2012	2013	2014
	(in thousands)
Net income	$18,650	$30,536	$40,984	$84,467
Net interest expense	2,433	8,671	28,669	30,091
Income taxes	108	515	506	904
Depreciation and amortization	18,678	24,180	36,608	45,809

EBITDA	$39,869	$63,902	$106,767	$161,271

(2)	We calculate the weighted average number of vessels during a period by dividing the number of total ownership days during that period by the number of calendar days during that period.
(3)	We define ownership days as the aggregate number of days in a period that each vessel in our fleet has been owned by us. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenue and the amount of expenses that we record during a period.
(4)	We define available days as ownership days less aggregate off-hire days associated with scheduled maintenance, which includes major repairs, drydockings, vessel upgrades or special or intermediate surveys. We use available days to measure the aggregate number of days in a period that our vessels should be capable of generating revenues.
(5)	We define operating days as available days less the aggregate number of days that our vessels are off-hire for any reason other than scheduled maintenance. We use operating days to measure the aggregate number of days in a period that our vessels actually generate revenues.
(6)	We calculate fleet utilization by dividing the number of operating days during a period by the number of available days during that period. An increase in non-scheduled off-hire days would reduce our operating days, and therefore, our fleet utilization. We use fleet utilization to measure our ability to efficiently find suitable employment for our vessels.
(7)	Time charter equivalent rate, or “TCE rate,” is a measure of the average daily revenue performance of a vessel. TCE rate is a shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., time charters, voyage charters and contracts of affreightment, or “COAs”) under which the vessels may be employed between the periods. Our method of calculating TCE rate is to divide operating revenue (net of voyage expenses) by operating days for the relevant time period.
(8)	Daily vessel operating expenses are calculated by dividing vessel operating expenses by ownership days (excluding ownership days for chartered-in vessels) for the relevant time period.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

The charter rates we receive will be dependent upon, among other things:

•	changes in the supply of vessel capacity for the seaborne transportation of liquefied gases, which is influenced by the following factors:

•	the number of newbuilding deliveries and the ability of shipyards to deliver newbuildings by contracted delivery dates and capacity levels of shipyards;

•	the scrapping rate of older vessels;

•	port and canal congestion; and

•	the number of vessels that are out of service, including due to vessel casualties.

•	changes in the level of demand for seaborne transportation of liquefied gases, which is influenced by the following factors:

•	the level of production of liquefied gases in net export regions such as Russia, North America, the Middle East and Africa;

•	the level of demand for liquefied gases in net import regions such as Asia, Europe, Latin America and India;

•	the level of internal demand for petrochemicals to supply integrated petrochemical facilities in net export regions;

•	a reduction in global or general industrial activity specifically in the plastics and chemical industry;

•	the prices of alternative fuels;

•	changes in the cost of petroleum and natural gas from which liquefied gases are derived;

•	prevailing global and regional economic conditions;

•	political changes and armed conflicts in the regions traveled by our vessels and the regions where the cargoes we carry are produced or consumed that interrupt production, trade routes or consumption of liquefied gases and the products made therefrom;

•	developments in international trade;

•	the distances between exporting and importing regions over which liquefied gases are to be moved by sea;

•	infrastructure to support seaborne liquefied gases, including pipelines, railways and terminals;

•	the availability of alternative transportation means;

•	changes in seaborne and other transportation patterns;

•	changes in liquefied gas carrier prices; and

•	changes in environmental and other regulations that may limit the production or consumption of liquefied gases or the useful lives of vessels.

Adverse changes in any of the foregoing factors could have an adverse effect on our revenues, profitability, liquidity, cash flow and financial position.

We are partially dependent on voyage charters in the spot market, and any decrease in spot charter rates in the future may adversely affect our earnings.

We currently operate a fleet of 27 vessels. Of those, seven vessels are employed in the spot market, exposing us to fluctuations in spot market charter rates.

We may employ additional vessels that we may charter-in or acquire in the future in the spot market, including the 11 newbuildings to be acquired for delivery by March 2017. Although spot chartering is common in our industry, the spot market may fluctuate significantly. The successful operation of our vessels in the competitive spot market depends upon, among other things, obtaining profitable spot charters and minimizing, to the extent possible, time spent waiting for charters and time spent traveling in ballast and to pick up cargo. If future spot charter rates decline, we may be unable to operate our vessels trading in the spot market profitably or meet our obligations, including payments on indebtedness. Furthermore, as charter rates for spot charters are fixed for a single voyage which may last up to several weeks, during periods in which spot charter rates are rising, we will generally experience delays in realizing the benefits from such increases.

We may be unable to charter our vessels at attractive rates, which would have an adverse impact on our business, financial condition and operating results.

Payments under our charters represent substantially all of our operating cash flow. Our time charters expire on a regular basis. Furthermore, we anticipate receiving at least 11 new vessels by March 2017 as a result of our acquisition of the newbuildings, of which nine are not currently subject to charters. If demand for liquefied gas carriers has declined at the time that our charters expire or vessels are received, we may not be able to charter our vessels at favorable rates or at all. In addition, while longer-term charters would become more attractive to us at a time when charter rates are declining, our customers may not want to enter into longer-term charters in such an environment. As a result, if our charters expire or vessels are received at a time when charter rates are declining, we may have to accept charters with lower rates or shorter terms than would be desirable. Furthermore, we may be unable to charter our vessels immediately after the expiration of their charters or after their receipt, resulting in periods of non-utilization for our vessels. Our inability to charter our vessels at favorable rates or terms or at all would adversely impact our business, financial condition and operating results. Please read “Item 4—Information on the Company—Business Overview—Our Fleet.”

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

Our growth depends on continued growth in world and regional demand for liquefied gases and the seaborne transportation of liquefied gases, each of which could be adversely affected by a number of factors, such as:

•	increases in the demand for industrial and residential natural gas in areas linked by pipelines to producing areas, or the conversion of existing non-gas pipelines to natural gas pipelines in those markets;

•	increases in demand for chemical feedstock’s in net exporting regions;

•	decreases in the consumption of petrochemical gases;

•	decreases in the consumption of LPG due to increases in its price relative to other energy sources or other factors making consumption of liquefied gas less attractive;

•	the availability of competing, alternative energy sources, transportation fuels or propulsion systems;

•	decreases in demand for liquefied gases resulting from changes in feedstock capabilities of petrochemical plants in net importing regions;

•	changes in the relative values of hydrocarbon and liquefied gases;

•	a reduction in global industrial activity, especially in the plastics and petrochemical industries, particularly in regions with high demand growth for liquefied gas, such as Asia;

•	adverse global or regional economic or political conditions, particularly in liquefied gas exporting or importing regions, which could reduce liquefied gas shipping or energy consumption;

•	changes in governmental regulations, such as the elimination of economic incentives or initiatives designed to encourage the use of liquefied gases over other fuel sources; or

•	decreases in the capacity of petrochemical plants and crude oil refineries worldwide or the failure of anticipated new capacity to come online.

Reduced demand for liquefied gases and the seaborne transportation of liquefied gases would have a material adverse effect on our future growth and could adversely affect our business, financial condition and operating results.

The expected growth in the supply of petrochemical gases, including ethane and ethylene, available for seaborne transport may not materialize, which would deprive us of the opportunity to obtain premium charters for petrochemical cargoes.

Charter rates for petrochemical gas cargoes are often higher than those for LPG, with charter rates for ethylene historically commanding an additional premium. While we believe that growth in production at petrochemical production facilities and regional supply and pricing imbalances will create opportunities for us to transport petrochemical gas cargoes, including ethane and ethylene, factors that are beyond our control may cause the supply of petrochemical gases available for seaborne transport to remain constant or even decline. For example, a significant portion of any increased production of petrochemicals in export regions may be used to supply local facilities that use petrochemicals as a feedstock rather than exported via seaborne trade. If the supply of petrochemical gases available for seaborne transport does not increase, we will not have the opportunity to obtain the premium charter rates associated with petrochemical gas cargoes, including ethane and ethylene, and our expectations regarding the growth of our business may not be met.

The market values of our vessels may fluctuate significantly. This could cause us to incur a loss, which could adversely affect our business, financial condition and operating results.

The market value of liquefied gas carriers fluctuates. While the market values of our vessels have increased since the recent economic slowdown, they still remain below the historic high levels prior to the economic slowdown. In addition, they are subject to the potential significant fluctuations depending on a number of factors including: general economic and market conditions affecting the shipping industry, shipyard capacity and the cost of newbuildings, prevailing charter rates, competition from other shipping companies, other modes of transportation, other types, sizes and age of vessels and applicable governmental regulations.

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

Furthermore, we intend to make substantial capital expenditures to increase the size of our fleet. We have agreed to purchase 11 newbuildings for an aggregate of $640.4 million, comprised of the three 2015 newbuildings from Jiangnan for on average $46.0 million per vessel, the two 22,000 cbm 2016 newbuildings from Jiangnan for an average of $44.0 million, the four 35,000 cbm 2016 newbuildings from Jiangnan for an average of $78.1 million per vessel, and the 2017 newbuildings from HMD for $51.0 million, respectively, for each vessel.

We have fully financed the construction of the 2015 and 2016 handysize newbuildings through a combination of debt and equity financings. We plan to use cash on hand together with future credit facilities to fund the construction of the 2016 midsize and 2017 newbuildings.

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

Our growth strategy includes newbuildings or selectively acquiring existing liquefied gas carriers and investing in complementary assets. Factors such as competition from other companies, many of which have significantly greater financial resources than we do, could reduce our acquisition and investment opportunities or cause us to pay higher prices.

Any existing vessel or newbuilding we acquire (including the 2015 newbuildings, the 2016 newbuildings and the 2017 newbuildings) may not be profitable at or after the time of acquisition and may not generate cash flow sufficient to cover the cost of acquisition. Market conditions at the time of delivery of any newbuildings may be such that charter rates are not favorable and the revenue generated by such vessels is not sufficient to cover their purchase prices.

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

Petróleos de Venezuela S.A., or “PDVSA,” is a state-owned corporation of the Bolivarian Republic of Venezuela. PDVSA currently employs three of our vessels. PT Pertamina (Persero), or “Pertamina,” is a state-owned corporation of the Republic of Indonesia. Pertamina also currently employs three of our vessels. Collectively, our charters with PDVSA and Pertamina generated approximately 21.0% of our revenues for the year ended December 31, 2014. Our vessels that are chartered to Pertamina and PDVSA are subject to various risks, including (i) loss of revenue, property or equipment as a result of expropriation, nationalization, changes in laws, exchange controls, war, insurrection, civil unrest, strikes or other political risks, (ii) being subject to foreign laws and legal systems and the exclusive jurisdiction of Venezuelan or Indonesian courts or tribunals and (iii) the unilateral renegotiation of contracts and changes in laws and policies governing the operations of foreign companies in Venezuela or Indonesia. In addition, if a contract dispute arises it may be difficult for us to enforce our contractual rights against either Pertamina or PDVSA, as it may claim sovereign immunity against judgments from foreign courts. As a result, we are subject to significant economic uncertainty associated with doing business with state-owned corporations. We cannot predict how government policies may change under the current or any future Venezuelan or Indonesian administration, and future government policies could have a substantial adverse impact on our business, financial condition and operating results.

We depend to a significant degree upon third-party managers to provide technical management services for our fleet.

We subcontract the majority of the technical management of our fleet, including crewing, maintenance and repair, to third-party technical managers, Bernhard Schulte Ship management, or “BSSM,” and Northern Marine Management Ltd., or “NMM.” Our technical managers, in turn, contract with one or more manning agents for the provision of crews for our vessels. Although we have subcontracted the technical management of portions of our fleet to BSSM since 2001 and NMM since 2009, our agreements with them are subject to annual renewal and may be terminated by us or our technical managers with three months’ notice. The loss of services of one or both of our technical managers or a failure to perform their obligations could have an adverse effect on our business, financial condition and operating results. Although we may have rights against our technical managers if they were to default on their obligations, shareholders will have no recourse against our technical managers. In addition, if we were to lose the services of one or both of our technical managers, we cannot guarantee that we will be able to find replacement technical managers on terms as favorable as those currently in place.

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

A fluctuation in fuel prices may adversely affect our charter rates for time charters and our cost structure for voyage charters and COAs.

The price and supply of bunker fuel are unpredictable and fluctuate based on events outside our control, including geopolitical developments, supply and demand for oil, actions by members of the Organization of the Petroleum Exporting Countries and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns and regulations. A significant portion of our revenues are generated by time charters, the terms of which require our customers to incur the cost of bunker fuel. The price of bunker fuel decreased substantially towards the end of 2014. However, if the fuel price increases our customers may be less willing in the future to enter into charters under which they bear the full risk of price increases or may shorten the periods for which they are willing to make such commitments. Under voyage charters and COAs, we bear the cost of bunker fuel used to power our vessels. In the future, we may experience an increase in bunker fuel prices that would correspondingly increase our voyage expenses under each of our voyages charters and COAs, which would adversely affect our profitability.

The required drydocking of our vessels could have a more significant adverse impact on our revenues than we anticipate, which would adversely affect our business, financial condition and operating results.

The drydocking of our vessels requires significant capital expenditures and results in loss of revenue while our vessels are off-hire. Any significant increase in the number of days of off-hire due to such drydocking or in the costs of any repairs could have a material adverse effect on our financial condition. Although we attempt to ensure that no more than one vessel will be out of service at any given time, this may not always be possible because we may underestimate the time required to drydock our vessels, or unanticipated problems may arise.

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

We do not carry loss of hire insurance. If, at any time, we cannot operate any of our vessels due to loss of the vessel, mechanical problems, lack of seafarers to crew a vessel, prolonged drydocking periods, loss of certification, the loss of any charter or otherwise, our business, financial condition and operating results will be materially adversely affected. In the worst case, we may not receive any revenues because of the inability to operate any of our vessels, but we may be required to pay expenses necessary to maintain the vessel in proper operating condition.

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

Crew members, suppliers of goods and services to a vessel, shippers of cargo, cargo receivers and other parties may be entitled to a maritime lien against that vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lienholder may enforce its lien by arresting a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could interrupt our cash flow and require us to pay large sums to have the arrest lifted.

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

Our liquefied gas carriers require technically skilled officer staff with specialized training. As the world liquefied gas carrier fleet and the liquefied natural gas, or “LNG,” carrier fleet continue to grow, the demand for such technically skilled officers has increased and could lead to a shortage of such personnel. If our technical managers were to be unable to employ such technically skilled officers, they would not be able to adequately staff our vessels and effectively train crews. The development of a deficit in the supply of technically skilled officers or an inability of our technical managers to attract and retain such qualified officers could impair our ability to operate and increase the cost of crewing our vessels and, thus, materially adversely affect our business, financial condition and operating results. Please read “Item 4—Information on the Company—Business Overview—Crewing and Staff.”

Compliance with safety and other vessel requirements imposed by classification societies may be very costly and could adversely affect our business, financial condition and operating results.

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the Safety of Life at Sea Convention. Our vessels are currently enrolled with, Lloyd’s Register or DNV GL Group AS. All of our vessels have been awarded International Safety Management certification.

As part of the certification process, a vessel must undergo annual surveys, intermediate surveys and special surveys. In lieu of a special survey, a vessel’s machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Seven of the vessels in our existing fleet are on a planned maintenance system, or “PMS,” approval, and as such the classification society attends on-board once every year to verify that the maintenance of the on-board equipment is done correctly. The remaining ships are operating continuous management surveys. All of the vessels in our fleet have been qualified within its respective classification society for drydocking once every five years, subject to an intermediate underwater survey done using an approved diving company in the presence of a surveyor from the classification society. When gas carriers reach an age of 15 years, they must undergo hull / bottom surveys twice in each five-year cycle, with a maximum of 30 months between each underwater survey.

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

Our owned vessels consist of a number of sets of sister ships, ranging from two vessels to six vessels, and our newbuildings also consist of sets of sister ships. The vessels in each set of sister ships were or will be built based on standard designs and are uniform in all material respects. Any latent design defects in one of the sister ships would likely affect all of its respective sister ships. We cannot assure you that latent defects will not be discovered in any of these vessels. In addition, all vessels that are sister ships have the same or similar equipment as all other such vessels. As a result, any equipment defect discovered in one vessel may affect one or all of the vessels that are sister ships with that vessel. Any disruptions in the operation of the vessels in our fleet, resulting from any such defects could adversely affect our business, financial condition and operating results.

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

Our future success depends to a significant extent upon our senior management, including our chairman, president and chief executive officer, David J. Butters. Mr. Butters has substantial experience in the shipping industry and he and others are crucial to the development of our business strategy and to the growth and development of our business. The loss of any of these individuals could adversely affect our business, financial condition and operating results.

Our major shareholder may exert considerable influence on the outcome of matters on which our shareholders will be entitled to vote, and its interests may be different from yours.

The WLR Group, our principal shareholder, owned approximately 39.5% of our common stock, as of December 31, 2014. The WLR Group may exert considerable influence on the outcome of matters on which our shareholders are entitled to vote, including the election of our directors to our board of directors and other significant corporate actions. The interests of the WLR Group may be different from your interests.

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

We may issue additional shares of common stock or other equity or equity-linked securities without the approval of our shareholders, subject to certain limited approval requirements of the NYSE. In particular, we may finance all or a portion of the acquisition price of future vessels, including newbuildings, that we agree to purchase through the issuance of additional shares of common stock. Our amended and restated articles of incorporation, which became effective on November 5, 2013, authorize us to issue 400,000,000 shares of common stock, of which 55,346,613 shares were outstanding as of December 31, 2014. The issuance by us of additional shares of common stock or other equity or equity-linked securities of equal or senior rank will have the following effects:

•	our shareholders’ proportionate ownership interest in us will decrease;

•	the relative voting strength of each previously outstanding share may be diminished; and

•	the market price of the common stock may decline.

Future sales of our common stock could cause the market price of our common stock to decline.

Sales of a substantial number of our shares of common stock in the public market, or the perception that these sales could occur, may depress the market price for our common stock. These sales could also impair our ability to raise additional capital through the sale of our equity securities in the future. The WLR Group, our principal shareholder, owned approximately 39.5% of our common stock, as of December 31, 2014. In the future, the WLR Group may elect to sell large numbers of shares from time to time.

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

The obligations associated with being a public company requires significant resources and management attention.

As a public company in the United States, we are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the “Exchange Act,” and the Sarbanes-Oxley Act of 2002, or the “Sarbanes-Oxley Act,” the listing requirements of the NYSE and other applicable securities rules and regulations. As we are no longer an “emerging growth company” under the Jumpstart Our Business Act, or the “JOBS Act,” there will be increased compliance and regulations that will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources. The Exchange Act requires that we file annual and current reports with respect to our business, financial condition and results of operations. The Sarbanes-Oxley Act requires, among other things, that we establish and maintain effective internal controls and procedures for financial reporting. We have made, and will continue to make, changes to our internal controls and procedures for financial reporting and accounting systems to meet our reporting obligations as a public company. However, the measures we continue to take may not be sufficient to satisfy our obligations as a public company.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to continue to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative costs and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and our business, financial condition, results of operations and cash flow could be adversely affected.

As we are no longer an “emerging growth company” under the JOBS Act, our independent registered public accounting firm is required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. Even if our management concludes that our internal controls over financial reporting are effective, our independent registered public accounting firm may issue an adverse report on the effectiveness of our internal control over financial reporting. Failure to comply with Section 404 could subject us to regulatory scrutiny and sanctions, impair our ability to raise capital, cause investors to lose confidence in the accuracy and completeness of our financial reports and negatively affect our share price.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

We are a “foreign private issuer,” as such term is defined in Rule 405 under the Securities Act of 1933, as amended, and therefore, we are not required to comply with all the periodic disclosure and current reporting requirements of the Exchange Act and related rules and regulations. Under Rule 405, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2015.

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

Moreover, there are legal uncertainties involved in determining whether the income derived from our time-chartering activities constitutes rental income or income derived from the performance of services. In Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009), the United States Court of Appeals for the Fifth Circuit, or the “Fifth Circuit,” held that income derived from certain time-chartering activities should be treated as rental income rather than services income for purposes of a provision of the Internal Revenue Code of 1986, as amended, or the “Code,” relating to foreign sales corporations. In that case, the Fifth Circuit did not address the definition of passive income or the PFIC rules; however, the reasoning of the case could have implications as to how the income from a time charter would be classified under such rules. If the reasoning of the case were extended to the PFIC context, the gross income we derive from our time-chartering activities may be treated as rental income, and we would likely be treated as a PFIC. In published guidance, the Internal Revenue Service, or “IRS,” stated that it disagreed with the holding in Tidewater, and specified that time charters similar to those at issue in this case should be treated as service contracts. We have not sought, and we do not expect to seek, an IRS ruling on the treatment of income generated from our time-chartering activities. As a result, the IRS or a court could disagree with our position. No assurance can be given that this result will not occur. In addition, although we intend to conduct our affairs in a manner to avoid being classified as a PFIC with respect to each taxable year, we cannot assure shareholders that the nature of our operations will not change in the future and that we will not become a PFIC in the future. If the IRS were to determine that we are or have been a PFIC for any taxable year (and regardless of whether we remain a PFIC for subsequent taxable years), our U.S. shareholders would face adverse U.S. federal income tax consequences. Please read “Item 10—Additional Information—Taxation—Material U.S. Federal Income Tax Consequences, —U.S. Federal Income Taxation of U.S. Holders and —Distributions—PFIC Status and Significant Tax Consequences” for a more detailed discussion of the U.S. federal income tax consequences to U.S. shareholders if we are treated as a PFIC.

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

We believe that we satisfied the requirements to qualify for an exemption from U.S. tax on our U.S. source gross transportation income imposed by Section 883 of the Code for 2014, and that we will be able to satisfy those requirements for 2015 and future taxable years provided that our common stock satisfies certain listing and trading requirements and not more than 50.0% of our common stock is owned, or is deemed to be owned by operation of certain attribution rules, for more than half of the days of such year, by 5.0% shareholders. The composition of owners of our common stock, including the quantity a shareholder may purchase in a given year, and the trading volumes of our common stock, are beyond our control. As a result, there can be no assurance that we can satisfy this stock ownership requirement for the current or any future year, in which case we would likely not qualify for an exemption under Section 883 for such year. If we fail to qualify for this exemption in any taxable year, U.S. source gross transportation income earned by us and our subsidiaries will generally be subject to a 4% U.S. federal income tax. For a more detailed discussion of Section 883 of the Code, the rules relating to exemptions under Section 883 and our ability to qualify for an exemption, please read Item 4B “Business—Taxation of the Company—U.S. Taxation.”

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

General

Navigator Holdings Ltd. was formed in 1997 as an Isle of Man public limited company for the purpose of building and operating a fleet of five semi-refrigerated, ethylene-capable liquefied gas carriers. In January 2003, the previous owners and management filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Southern District of New York. On August 9, 2006, the Company emerged from bankruptcy. As part of the plan of reorganization, the bondholders received all of the equity interests in the Company. Lehman Brothers Inc. became our principal shareholder, holding an approximate 44.1% ownership interest (subsequently reduced to 33.0%). In October 2012, the ownership interests held by Lehman Brothers Holdings Inc. were acquired by our principal shareholder, the WLR Group, which currently owns 39.5% of our common stock. Please see “Item 7—Major Shareholders and Related Party Transactions.”

In November 2013, we completed our initial public offering of 13,800,000 shares of our common stock at $19.00 per share, including the full exercise by the underwriters of their option to purchase an additional 1,800,000 shares of common stock from the selling stockholders. We offered 9,030,000 shares of common stock and certain selling shareholders offered 4,770,000 shares of common stock. We received net proceeds of approximately $156.4 million, after deducting underwriting discounts and expenses, from our sale of 9,030,000 shares in the offering.

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

We are the owner and operator of the world’s largest fleet of handysize liquefied gas carriers. We provide international and regional seaborne transportation services of liquefied petroleum gas, or “LPG,” petrochemical gases and ammonia for energy companies, industrial users and commodity traders. These gases are transported in liquefied form, by applying cooling and/or pressure, reduce volume by up to 900 times depending on the cargo, making their transportation more efficient and economical. Vessels in our fleet are capable of loading, discharging and carrying cargoes across a range of temperatures from ambient to minus 104° Celsius and pressures from 1 bar to 6.4 bar.

Our fleet consists of 38 vessels, including 11 newbuilding vessels scheduled for delivery by March 2017. Of the 38 vessels, 34 are semi- or fully-refrigerated liquefied handysize gas carriers, and four are midsize 35,000 cbm ethylene capable semi-refrigerated liquefied gas carriers which are due for delivery by December 2016. We define handysize as liquefied gas carriers between 15,000 and 24,999 cbm, including seven of our newbuilding vessels scheduled for delivery by March 2017. Our handysize liquefied gas carriers can accommodate medium- and long-haul routes that may be uneconomical for smaller vessels and can call at ports that are unable to support larger vessels due to limited onshore capacity, absence of fully-refrigerated loading infrastructure and/or vessel size restrictions. Furthermore, nine of our existing handysize vessels are currently the largest ethylene-capable vessels in the world, meaning vessels capable of transporting and distributing ethylene and ethane cargoes.

Four 2016 newbuildings, for which we are pursuing long-term time charters to carry ethane exports from the United States, will have a capacity of 35,000 cbm. One of these vessels is already fixed on a ten-year charter from delivery to carry ethane exports from the United States to Sweden for Borealis, a leading provider of polyolefins, base chemicals and fertilizers. These 35,000 cbm ethane/ethylene carriers will be amongst the largest in the world.

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

We also carry petrochemical gases for numerous industrial users. Petrochemical gases, including ethylene, propylene, butadiene and vinyl chloride monomer, are derived from the cracking of petroleum feedstock’s such as ethane, LPG and naphtha and are primarily used as raw materials in various industrial processes, like the manufacture of plastics, vinyl and rubber, with a wide application of end uses. Our vessels are also capable of carrying ammonia, which is mainly used in the agricultural industry as a fertilizer.

We have entered into agreements with Jiangnan Shipyard (Group) Co. Ltd., or “Jiangnan,” in China to build five 21,000 cbm semi-refrigerated ethylene-capable liquefied gas carriers – three of which were delivered during 2014 and one in January 2015, four 22,000 cbm semi-refrigerated liquefied gas carriers and four 35,000 cbm semi-refrigerated ethylene-capable liquefied gas carriers. We have also entered into agreements with Hyundai Mipo Dockyard Co. Ltd, or “HMD,” in South Korea to build two 22,000 cbm semi-refrigerated liquefied gas carriers for delivery between January and March 2017. We have fully financed the construction of the 2015 newbuildings through a combination of debt and equity financings. We plan to use cash on hand together with future credit facilities to fund the construction of the 2016 and 2017 newbuildings.

Our Business Strategies

Our objective is to enhance shareholder value by executing the following business strategies:

•	Capitalize on the increasing demand for seaborne transportation of LPG and petrochemicals, including U.S. ethane. We intend to use our vessels to further pursue the anticipated increases in liquefied gas transportation opportunities globally, and in particular, LPG and ethane that we expect will result directly and indirectly from the growth in U.S. shale oil and gas production and associated liquids.

•	Maintain a flexible, customer-driven chartering strategy. We will seek to enhance our returns through a flexible vessel employment strategy that combines a base of time charters and COAs with more opportunistic, high-rate voyage charters. In addition, we will seek to further strengthen our relationships with existing customers and expand our client base by providing companies with liquefied gas transportation solutions in the form and duration they require.

•	Capitalize on backhaul and triangulation opportunities in the petrochemical market. We believe that the versatility of our fleet, in particular our ethylene-capable and semi-refrigerated vessels, enhances our ability to pursue current and emerging backhaul and triangulation opportunities as new trade routes develop, thereby maximizing utilization and enhancing profitability. To further capitalize on such opportunities, we are seeking to expand our leading ethylene-capable liquefied gas carrier position through the acquisition of our 11 semi-refrigerated newbuildings, five of which will be ethylene-capable, four midsize and two handysize vessels. This represents an upsizing from our strategy of owning and operating only handysize liquefied gas carriers. We intend to seek opportunities to improve our financial results and maximize the utilization of our vessels by transporting both LPG and petrochemicals during vessel repositioning voyages and between time charters.

•	Maintain reputation for operational excellence. We believe we have established a track record in the industry of operational excellence based on our significant experience in the operation and ownership of high-specification liquefied gas carriers. We will endeavor to adhere to the highest standards with regard to reliability, safety and operational excellence.

•	Selectively grow and expand our operations. We intend to maintain our market position by growing our fleet through newbuildings and selective acquisitions of modern, high-quality vessels, as well as opportunistically expanding our business through the investment in complementary assets, including ventures that expand the types of cargo we carry and/or involve receiving, storing, partially mixing and distributing liquefied gas cargoes, should such opportunities arise.

•	Maintain a strong balance sheet with moderate leverage. We will seek to maintain modest leverage in the future by financing our growth with a balanced mix of cash from operations, debt financings and proceeds from future equity offerings. Notwithstanding the foregoing, based on prevailing conditions and our outlook for the liquefied gas carrier market, we are likely to consider incurring further indebtedness in the future.

Our Fleet

The following table sets forth our owned vessels:

Operating Vessel	Year Built	Vessel Size (CBM)	Ethylene Capable	Employment Status	Charter Expiration Date
Semi-refrigerated
Navigator Magellan	1998	20,700		Time charter	April 2015
Navigator Mariner	2000	20,700		Time charter	March 2015
Navigator Mars	2000	22,085	✓	Spot market	—
Navigator Neptune	2000	22,085	✓	Spot market	—
Navigator Pluto	2000	22,085	✓	Time charter	March 2015
Navigator Saturn	2000	22,085	✓	Spot market	—
Navigator Venus	2000	22,085	✓	Time charter	April 2015
Navigator Aries	2008	20,750		Time charter	September 2015
Navigator Capricorn	2008	20,750		Time charter	May 2015
Navigator Gemini	2009	20,750		Time charter	March 2015
Navigator Pegasus	2009	22,200		Time charter	March 2015
Navigator Phoenix	2009	22,200		Time charter	March 2015
Navigator Scorpio	2009	20,750		Time charter	March 2015
Navigator Taurus	2009	20,750		Time charter	March 2015
Navigator Virgo	2009	20,750		Time charter	March 2015
Navigator Leo	2011	20,600		Time charter	December 2023
Navigator Libra	2012	20,600		Time charter	December 2023
Navigator Atlas	2014	21,000	✓	Spot market	—
Navigator Europa	2014	21,000	✓	Spot market	—
Navigator Oberon	2014	21,000	✓	Spot market	—
Navigator Triton*	2015	21,000	✓	Spot market	—
Fully-refrigerated
Navigator Glory	2010	22,500		Time charter	October 2015
Navigator Grace	2010	22,500		Time charter	February 2015
Navigator Galaxy	2011	22,500		Time charter	November 2015
Navigator Genesis	2011	22,500		Time charter	January 2016
Navigator Global	2011	22,500		Time charter	November 2016
Navigator Gusto	2011	22,500		Time charter	January 2016

*	Vessel delivered on January 9th 2015.

The following table presents certain information concerning our newbuildings:

Newbuilding Vessel	Year Built	Vessel Size (CBM)	Ethylene Capable	Anticipated Delivery
Semi-refrigerated
Navigator Umbrio	2015	21,000	✓	April 2015
Navigator Centauri	2015	22,000		June 2015
Navigator Ceres	2015	22,000		August 2015
Navigator Ceto	2016	22,000		January 2016
Navigator Copernico	2016	22,000		March 2016
Navigator Aurora	2016	35,000	✓	April 2016
Navigator Eclipse	2016	35,000	✓	July 2016
Navigator Nova	2016	35,000	✓	October 2016
Navigator Prominence	2016	35,000	✓	December 2016
Navigator Yanza	2017	22,000		January 2017
Navigator Luga	2017	22,000		March 2017

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

As of December 31, 2014, the average monthly time charter rate for our 20 vessels, operating under time charters was approximately $912,200 per calendar month. Our current monthly charter rates range from approximately $757,500 to approximately $1,092,000. These time charter rates are the gross monthly charter rates before payment of address and brokerage commissions to charterers and their shipbrokers. Address and brokerage commissions typically range between 1.0% and 5.0% of the gross monthly charter rate. On average, we pay a 2.4% address and brokerage commission with respect to our current time charters.

Our Customers

We provide seaborne transportation and distribution services for LPG, petrochemical gases and ammonia to:

•	Oil and Gas Companies, such as ENI S.p.A, a leading oil and gas company; ExxonMobil Corporation, the world’s largest publicly traded oil and gas company; Gazprom, a leading global energy company, Petróleos de Venezuela S.A., or “PDVSA,” the Venezuelan state-owned integrated oil and petrochemical company; PT Pertamina (Persero), or “Pertamina,” the Indonesian state-owned producer of hydrocarbons and petrochemicals; Sonatrach, the national oil and gas company of Algeria; and Total SA, a leading oil and gas company;

•	Chemical Companies, such as Kolmar Group AG, an integrated petroleum and Petrochemicals Company and Dow an American leading multinational chemical corporation; and

•	Energy Trading Companies, such as BGN an international commodity trading company; Petredec Ltd., a leading LPG trading company; Trafigura Limited, an international commodities trading and logistics company; Tomza Group, a Mexican LPG distribution company that distributes LPG to the Mexican and Central American markets; and the Vitol Group, an independent energy trading company.

In 2014, an aggregate of 46.8% of our revenues were derived from time charters with PDVSA, Pertamina, Trafigura, Tomza Group and from voyage charters with BGN. The following table sets forth the percentage of our total revenues derived from our customers for the years ended December 31, 2013 and 2014:

	Percentage of Total Revenues
	Year Ended December 31,
Customer	2013	2014
PDVSA	9.4%	10.7%
Pertamina	10.7%	10.3%
Trafigura	3.8%	8.9%
Tomza Group	9.6%	8.6%
BGN	9.6%	8.3%
Other customers	56.9%	53.2%

Vessel Employment

Our chartering strategy is to combine a base of time charters and COAs with voyage charters. We currently operate a total of 27 vessels, of which 20 are employed under time charters and seven are employed in the spot market. As of December 31, 2014, we operated a total of 26 vessels, of which 20 were employed under time charters and six were employed in the spot market.

Our voyage charters during 2014 included significant seaborne transportation of petrochemicals. Our semi-refrigerated vessels are highly versatile in that they, unlike fully-refrigerated vessels, can accommodate LPG, petrochemicals and ammonia at ambient as well as fully-refrigerated temperatures. LPG transported on spot voyage contracts during the 12 months of 2014 amounted to 661,025 metric tons, and petrochemicals carried, including ethylene, propylene and butadiene, totaled 208,800 metric tons. Typical routes for petrochemical voyages are longer in duration than those carrying LPG and during 2014 were from the Middle East to Northwest Europe and from the Mediterranean and Northwest Europe to Asia.

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

Termination. Each of our time charters terminates automatically in the event of loss of the applicable vessel. In addition, we are generally entitled to suspend performance (but with the continuing accrual to our benefit of hire payments and default interest) under most of the time charters if the customer defaults in its payment obligations. Under most of the time charters, either party may also terminate the charter in the event of war in specified countries or in locations that would significantly disrupt the free trade of the vessel.

Voyage Charter/ Contract of Affreightment

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

Termination. Each of our voyage charters terminates automatically upon the discharge of the cargo at the discharge port.

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

Commercial Management of the Fleet

We perform commercial management of our vessels in-house through our wholly-owned subsidiary, Navigator Gas L.L.C., under the terms of 27 individual management contracts between Navigator Gas L.L.C. and each of our vessel-owning subsidiaries. Commercial management includes the chartering of vessels and accounting services. Navigator Gas L.L.C. in turn has appointed its wholly-owned subsidiary, NGT Services (UK) Limited, as its agent. As of December 31, 2014, NGT Services (UK) Limited had an in-house staff of 27 personnel, which we believe is sufficient to manage the commercial and administrative operations of our current fleet.

Technical Management of the Fleet

General

We currently outsource the technical management of our vessels to BSSM and NMM, third-party technical management companies, under the terms of standard ship management agreements, or the “technical management agreements.” We refer to BSSM and NMM herein as our “technical managers.”

BSSM was formed in 2008 through the combination of four ship management companies owned by the Schulte Group into one integrated maritime services company. NMM is a wholly-owned subsidiary of Stena AB Gothenburg, formed in 1983 and located in Clydebank, Scotland. Each of our technical managers involved in the management of a wide range of vessels, with BSSM having over 650 vessels under management and NMM having over 90 vessels under management. Our technical managers have fully-owned crew recruitment agencies in major crew recruitment countries, are active in all aspects of technical, marine and crewing activities, and are each accredited to ISO 9001 and ISO 14001 standards. We believe our technical managers manage all of their vessels in a safe and proper manner in accordance with owners’ requirements, design parameters, flag state and class requirements, charter party requirements and the international safety management code.

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

We believe that the crewing arrangements ensure that our vessels are crewed with qualified seamen that have the licenses required by international regulations and conventions. As of December 31, 2014, we had approximately 1,050 seagoing staff.

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

Hull and Machinery

We carry “hull and machinery” insurance for each of our vessels, which insures against the risk of actual or constructive total loss of our vessels. Hull and machinery insurance also covers damage to mechanical equipment on board and loss of, or damage to a vessel due to marine perils such as collisions, grounding and weather. Each vessel in our existing fleet is covered for up to $80 million, with deductibles of $100,000.

War Risks Insurance

We also carry insurance policies covering war risks (including piracy and terrorism). Each vessel in our existing fleet is covered for up to $80 million, with no deductible. When our vessels travel into certain hostile regions, we are required to notify our war risk insurance carrier, and may incur an additional premium of approximately $2,000 per breach, generally up to seven days. These additional premiums are typically paid by the charterers pursuant to the terms of our time charter agreements and are paid by us under the terms of our voyage charter and COA agreements.

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

The Standard Club and Britannia each insure approximately 110 million gross tons of shipping from all parts of the world and from all sectors of the shipping industry. The Standard Club and Britannia each have entered into pooling agreements to reinsure the respective association’s liabilities. Each International Group P&I Association currently bears the first $9 million of each claim. The excess of each claim over $9 million up to $70 million is shared by the P&I Associations under the pooling agreement. The excess of each claim over $70 million is shared by the members of The International Group under a reinsurance contract, which provides coverage of up to $3 billion per claim. Claims which exceed $3.07 billion are pooled between The International Group by way of “overspill” up to approximately $5.5 billion, which represents the current coverage limit per vessel per incident. Our current protection and indemnity insurance coverage for pollution is limited to $1 billion per vessel per incident, with the following per vessel per incident deductibles: $22,000 for fixed and floating objects claims, $50,000 for collisions, $5,500 to $6,500 for crew claims, $8,500 to $10,000 for cargo damage and $5,000 to $5,500 for all other incidents. As a member of both The Standard Club and Britannia, each of which is a member of The International Group, we are subject to calls payable to the associations based on our claim records as well as the claim records of all other members of the individual associations, and members of the pool of P&I Associations comprising The International Group.

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

Air Emissions

The International Convention for the Prevention of Marine Pollution from Ships, or “MARPOL,” is the principal international convention negotiated by the IMO governing marine pollution prevention and response. MARPOL imposes environmental standards on the shipping industry relating to oil spills, management of garbage, the handling and disposal of noxious liquids, sewage and air emissions. MARPOL 73/78 Annex VI “Regulations for the prevention of Air Pollution,” or “Annex VI,” entered into force on May 19, 2005, and applies to all ships, fixed and floating drilling rigs and other floating platforms. Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from ship exhausts, emissions of volatile compounds from cargo tanks, incineration of specific substances, and prohibits deliberate emissions of ozone depleting substances. Annex VI also includes a global cap on sulfur content of fuel oil and allows for emission control areas (“ECAs”) to be established with more stringent controls on sulfur emissions. The certification requirements for Annex VI depend on size of the vessel and time of periodical classification survey. Ships weighing more than 400 gross tons and engaged in international voyages involving countries that have ratified the conventions, or ships flying the flag of those countries, are required to have an International Air Pollution Certificate, or an “IAPP Certificate.” Annex VI came into force in the United States on January 8, 2009. As of December 31, 2014, all our ships delivered or drydocked since May 19, 2005, have all been issued with IAPP Certificates.

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

On July 1, 2010, amendments to Annex VI proposed by the United States, Norway and other IMO member states took effect that require progressively stricter reductions in sulfur emissions from ships. Beginning on January 1, 2012, fuel used to power ships may contain no more than 3.5% sulfur. This cap will then decrease progressively until it reaches 0.5% by January 1, 2020. The amendments also establish new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation. The European directive 2005/33/EU, which is effective from January 1, 2010, bans the use of fuel oils containing more than 0.1% sulfur by mass by any merchant vessel while at berth in any EU country. Our vessels have achieved compliance, where necessary, by purchasing and utilizing fuel that meets the low-sulfur requirements.

As of January 2015, the limitations on sulfur emissions from ships operating within all Emission Control Areas (ECA) require that fuels contain no more than 0.1% sulfur. Additionally, more stringent emission standards for sulfur and nitrogen oxide apply in United States and Canadian coastal areas designated by the IMO’s Marine Environment Protection Committee, as discussed in “—Clean Air Act” below. On March 26, 2010, the IMO designated waters off North American coasts as an ECA in which stringent emission standards would apply. The first-phase fuel standard for sulfur in the North American ECA went into effect in 2012, and the second phase began in 2015. Further, on July 15, 2011, the IMO designated waters around Puerto Rico and the U.S. Virgin Islands as an ECA. The first-phase fuel standard for sulfur in the U.S. Caribbean ECA went into effect in 2014, and the second phase began in 2015. Beginning in 2016, stringent engine standards for nitrogen oxide will become effective in both the North American ECA and the U.S. Caribbean ECA. Finally, U.S. air emissions standards have incorporated these amended Annex VI requirements, and once these amendments become fully effective, we may incur costs to comply with these revised standards. Additional or new conventions, laws and regulations may be adopted that could require the installation of expensive emission control systems.

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

OPA 90 requires owners and operators of vessels to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet the limit of their potential strict liability under OPA 90. Under the regulations, evidence of financial responsibility may be demonstrated by insurance, surety bond, self-insurance or guaranty. Under OPA 90 regulations, an owner or operator of more than one vessel is required to demonstrate evidence of financial responsibility for the entire fleet in an amount equal only to the financial responsibility requirement of the vessel having the greatest maximum liability under OPA 90. Each of our ship-owning subsidiaries that has vessels trading in U.S. waters has applied for, and obtained from the U.S. Coast Guard National Pollution Funds Center, three-year certificates of financial responsibility, or “COFRs,” supported by guarantees which we purchased from an insurance based provider. We believe that we will be able to continue to obtain the requisite guarantees and that we will continue to be granted COFRs from the U.S. Coast Guard for each of our vessels that is required to have one.

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

National Invasive Species Act

In March 2012, the U.S. Coast Guard issued a final rule establishing standards for the allowable concentration of living organisms in ballast water discharged in U.S. waters and requiring the phase-in of Coast Guard approved BWMS. The rule went into effect in June 2012, and adopts ballast water discharge standards for vessels calling on U.S. ports and intending to discharge ballast water equivalent to those set in IMO’s BWM Convention. The final rule requires that ballast water discharge have no more than 10 living organisms per milliliter for organisms between 10 and 50 micrometers in size. For organisms larger than 50 micrometers, the discharge can have 10 living organisms per cubic meter of discharge. The U.S. Coast Guard will review the practicability of implementing a more stringent ballast water discharge standard and publish the results no later than January 1, 2016. The rule requires installation of Coast Guard approved BWMS by new vessels constructed on or after December 1, 2013, and existing vessels as of their first drydocking after January 1, 2016. If Coast Guard type approved technologies are not available by a vessel’s compliance date, the vessel may request an extension to the deadline from the U.S. Coast Guard. While the 2013 rule imposes consistent numeric effluent limits for living organisms in ballast water discharges, it does not provide for compliance date extensions if Coast Guard-approved treatment technologies are not available.

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

In the United States, the EPA issued a final finding that greenhouse gases threaten public health and safety, and has promulgated regulations under the Clean Air Act that control the emission of greenhouse gases from mobile sources, but not from marine shipping vessels and their engines and fuels. The EPA may decide in the future to regulate greenhouse gas emissions from these sources. Other federal and state regulations relating to the control of greenhouse gas emissions may follow, including climate change initiatives that have recently been considered in the U.S. Congress. Any passage of climate control legislation or other regulatory initiatives by the IMO, the European Union, the United States, or other countries where we operate, or any treaty adopted at the international level, that restrict emissions of greenhouse gases could require us to make significant financial expenditures that we cannot predict with certainty at this time.

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

Other Regulation

Our vessels may also become subject to the International Convention on Liability and Compensation for Damage in Connection with the Carriage of Hazardous and Noxious Substances by Sea, 1996 as amended by the Protocol to the HNS Convention, adopted in April 2010, or the “2010 HNS Protocol,” and collectively, the “2010 HNS Convention,” if it is entered into force. The Convention creates a regime of liability and compensation for damage from hazardous and noxious substances, or “HNS.” The 2010 HNS Convention sets up a two-tier system of compensation composed of compulsory insurance taken out by shipowners and an HNS Fund which comes into play when the insurance is insufficient to satisfy a claim or does not cover the incident. Under the 2010 HNS Convention, if damage is caused by bulk HNS, claims for compensation will first be sought from the shipowner up to a maximum of 100 million Special Drawing Rights, or “SDR,” which was equivalent to $141 million U.S. dollars as of January 31, 2015. SDRs are supplementary, foreign exchange reserve assets created and maintained by the International Monetary Fund, or “IMF,” based upon a basket of currencies (consisting of the euro, Japanese yen, pound sterling and U.S. dollar). SDRs are not a currency, but instead represent a claim to currency held by IMF member countries for which SDRs may be exchanged. Monetary values and limits in many international maritime treaties are expressed in terms of SDRs. As of January 31, 2015, the exchange rate was 1 SDR equal to 1.40980 U.S. dollars. If the damage is caused by packaged HNS or by both bulk and packaged HNS, the maximum liability is 115 million SDR (equivalent to $162.1 million U.S. dollars as of January 31, 2015). Once the limit is reached, compensation will be paid from the HNS Fund up to a maximum of 250 million SDR (equivalent to $352.5 million U.S. dollars as of January 31, 2015). The 2010 HNS Convention has not been ratified by a sufficient number of countries to enter into force, and we cannot estimate the costs that may be needed to comply with any such requirements that may be adopted with any certainty at this time.

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

Our existing fleet had an average age of 6.8 years as of December 31, 2014, which is significantly less than the average age of the world-wide fleet of handysize liquefied gas carriers. We believe that our relatively young fleet positions us well to compete in terms of our vessels meeting the operational needs of charterers. We own and operate the largest fleet in our size segment, which, in our view, enhances our position relative to our competitors. While there are some barriers to entry, including the complexity of operating semi-refrigerated gas carriers that constantly require switching between a myriad of cargo types, crew expertise and the cost of liquefied gas carriers, new entrants have entered the market over the last five years.

We believe that the market for obtaining new charters will continue to be highly competitive for the foreseeable future. However, we believe that our relationships, the experience of the crews that service our vessels and the age and technical ability of our existing fleet, as well as our 11 newbuildings, will provide us with a competitive advantage, both within the handysize segment and across the broader liquefied gas carrier industry.

Properties

Other than our vessels, we do not own any material property. We lease office space for our representative offices in London and New York. The lease term for our representative office in London is for a period of 10 years with a mutual break option in March 2017, which is the fifth anniversary from the lease commencement date. The gross rent per year is approximately $500,000, although we sublease part of the space, thus recouping approximately $186,500 per year. The initial lease term for our representative office in New York is five years ending June 30, 2017. The total rent per year is approximately $231,000.

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

Employees

We had 29 employees as of December 31, 2014. We consider our employee relations to be good. Our crewing and technical managers provide crews for our vessels under separate crew management agreements.

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

Taxation of Operating Income. Substantially all of our gross income is, and we expect that substantially all of our gross income will be, attributable to the transportation of LPGs and petrochemicals and related products. Gross income that is attributable to transportation that either begins or ends, but that does not both begin and end, in the United States, or “U.S. Source International Transportation Income,” is considered to be 50.0% derived from sources within the United States and may be subject to U.S. federal income tax as described below. Gross income attributable to transportation that both begins and ends in the United States, or “U.S. Source Domestic Transportation Income,” is considered to be 100.0% derived from sources within the United States and generally is subject to U.S. federal income tax. Gross income attributable to transportation exclusively between non-U.S. destinations is considered to be 100.0% derived from sources outside the United States and generally is not subject to U.S. federal income tax. We are not permitted by law to engage in transportation that gives rise to U.S. Source Domestic Transportation Income. However, certain of our activities give rise to U.S. Source International Transportation Income, and we may in the future increase our operations in the United States, which would result in an increase in the amount of our U.S. Source International Transportation Income, all of which would be subject to U.S. federal income taxation unless the exemption from U.S. taxation under Section 883 of the Code, or the “Section 883 Exemption,” applies.

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

Equity interests in a non-U.S. corporation will be considered to be “regularly traded” on an established securities market under the Section 883 Regulations if one or more classes of such equity interests that, in the aggregate, represent more than 50.0% of the combined vote and value of all outstanding equity interests in the non-U.S. corporation satisfy certain listing and trading volume requirements. These listing and trading volume requirements will be satisfied with respect to a class of equity interests if trades in such class are effected, other than in de minimis quantities, on an established securities market on at least 60 days during the taxable year and the aggregate number of shares in such class that are traded on an established securities market during the taxable year is at least 10.0% of the average number of shares outstanding in that class during the taxable year (with special rules for short taxable years). In addition, a class of equity interests will be considered to satisfy these listing and trading volume requirements if the equity interests in such class are traded during the taxable year on an established securities market in the United States and are “regularly quoted by dealers making a market” in such class (within the meaning of the Section 883 Regulations).

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

We did not satisfy the requirements for the Section 883 exemption for our 2013 taxable year because our common stock was not traded on an established securities market for most of the year and therefore we did not satisfy the “regularly traded” requirement of the Publicly Traded Test. However, for 2014 we satisfied the requirement of Section 883 exemption and therefore we were not subject to U.S federal income taxation on our U.S Source International Transportation Income, for 2014. For 2015 and future taxable years, we believe we will be able to satisfy the Publicly Traded Test, provided we satisfy the listing and trading volume requirements described previously and the Closely Held Block Exception does not apply for such year. Our common stock, which is our only class of equity outstanding, represents more than 50.0% of the total combined voting power and value of all classes of our equity interests entitled to vote. In addition, because our common stock is traded only on the NYSE, which is considered to be an established securities market, our equity interests are “primarily traded” on an established securities market for purposes of the Publicly Traded Test. Further, we anticipate that our common stock will meet the “regularly traded” requirement of the Publicly Traded Test.

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

U.K. Taxation

NGT Services (UK) Limited and Navigator Gas Invest Limited, as U.K. incorporated companies, are subject to U.K. corporation tax on all their profits wherever arising. If we and any of our controlled affiliates not incorporated in the United Kingdom ensure that our central management and control is exercised outside of the United Kingdom, and we do not otherwise create a U.K. permanent establishment by carrying on business in the United Kingdom, we should not become subject to U.K. corporation tax. Where a company’s central management and control is exercised is a question of fact to be decided in accordance with the particular circumstances of each company. Any distributions paid to us by NGT Services (UK) Limited will not be subject to U.K. taxation.

Singapore Taxation

Falcon Funding PTE Ltd is a Singaporean service company and is subject to Singaporean tax on all its profits wherever arising.

Indonesia Taxation

PT Navigator Khatulistiwa “PTNK” is a joint venture of which 49% of the voting and dividend rights are owned by a subsidiary though ultimately controlled at the shareholder level by a subsidiary of Navigator Holdings, and 51% of such rights are owned by Indonesian limited liability companies. PTNK is subject to Indonesia tax on its profits wherever arising.

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

We employ our vessels through a combination of time charters, voyage charters and COAs. Our fleet consists of 38 vessels, including 11 newbuilding vessels scheduled for delivery by March 2017. Of the 38 vessels, 34 of these are semi- or fully-refrigerated liquefied handysize gas carriers, and four are midsize 35,000 cbm ethylene capable semi-refrigerated liquefied gas carriers which are due for delivery by December 2016. We define handysize as liquefied gas carriers between 15,000 and 24,999 cbm.

We currently operate a total of 27 vessels, of which 20 are employed under time charters and seven are employed in the spot market. As of December 31, 2014, we operated 26 vessels with 12 newbuildings on order for delivery by approximately March 2017. Of the 26 vessels we operated as of December 21, 2014, 20 were employed under time charters and six were employed in the spot market. Our operated vessels earned an average time charter equivalent rate of approximately $912,124 per vessel per calendar month ($29,988 per day) during the year ended December 31, 2014, compared to approximately $859,600 per vessel per calendar month ($28,262 per day) for the year ended December 31, 2013.

Our largest customers by revenue for the year ended December 31, 2014, include five companies that currently time charter and voyage charter a total of 13 of our 26 operated vessels: Petróleos de Venezuela S.A.; the Venezuelan state-owned integrated oil and petrochemical company; PT Pertamina (Persero), the Indonesian state-owned producer of hydrocarbons; Trafigura, an international commodities trading and logistics company; Tomza Group, a Mexican LPG distribution company that distributes LPG to the Mexican and Central American markets; and BGN, an international commodity trading company. For the year ended December 31, 2014, these customers accounted for approximately 46.8% of our revenue in the aggregate. In the past, we have chartered vessels to a range of trading, shipping and other customers on both time charter and voyage charter bases, including Petredec Ltd., a leading LPG trading company; ENI S.p.A, or “ENI” a leading oil and gas company; ExxonMobil, the world’s largest publically traded international oil and gas company; Gazprom, a leading global energy company; Petredec Ltd., a leading LPG trading company; Total SA, a leading oil and gas company; and the Vitol Group, an independent energy trading company.

Vessel Contracts

We generate revenue by providing seaborne transportation services to customers pursuant to the following three types of contractual relationships:

Time Charters. A time charter is a contract under which a vessel is chartered for a defined period of time at a fixed daily or monthly rate. Under time charters, we are responsible for providing crewing and other vessel operating services, the cost of which is intended to be covered by the fixed rate, while the customer is responsible for substantially all of the voyage expenses, including any bunker fuel consumption, port expenses and canal tolls. LPG is typically transported under a time charter arrangement, generally with a term of twelve months. However, six of our current 20 time charters are for long terms charters exceeding twelve months. For the year ended December 31, 2014, approximately 59.7% of our revenue was generated pursuant to time charters, compared to the approximately 50.6% for the year ended December 31, 2013.

Voyage Charters. A voyage charter is a contract, typically for shorter intervals, for transportation of a specified cargo between two or more designated ports. This type of charter is priced on a current or “spot” market rate, typically on a price per ton of product carried rather than a daily or monthly rate. Under voyage charters, we are responsible for all of the voyage expenses in addition to providing the crewing and other vessel operating services. Petrochemical gases have typically been transported pursuant to voyage charters, as the seaborne transportation requirements of petrochemical product traders have historically resulted from a particular product arbitrage at a point in time. For the year ended December 31, 2014, approximately 32.1% of our revenue was generated pursuant to voyage charters, compared to approximately 35.4% for the year ended December 31, 2013.

Contracts of Affreightment. A COA is a contract to carry specified quantities of cargo, usually over prescribed shipping routes, at a fixed price per ton basis (often subject to fuel price or other adjustments) over a defined period of time. As such, a COA essentially consists of a number of voyage charters to carry a specified amount of cargo over a specified time period (i.e., the term of the COA), which can span for months to potentially years. Similar to a voyage charter, we are typically responsible for all voyage expenses in addition to providing all crewing and other vessel operating services when trading under a COA. For the year ended December 31, 2014, approximately 8.2% of our revenue was generated pursuant COAs, compared to approximately 14.0% for the year ended December 31, 2013.

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

In connection with providing us with technical management for our fleet, NMM and BSSM currently receive crewing and technical management fees of approximately $200,000 per vessel per year in the aggregate, which fees are considered to be vessel operating expenses. Our technical and crew management agreements have terms through December 2015, and thereafter continue until terminated on at least three months’ notice by either party, subject to certain exceptions. See “Item 4—Information on the Company—Business Overview—Technical Management of the Fleet.”

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

General Administration Costs. General administration costs principally consist of the costs incurred in operating our London representative office, which manages our chartering, operations, accounting and administrative functions and oversees the technical management of our vessels; our New York representative office; and certain costs and expenses attributable to our board of directors. Please read “Item 4—Information on the Company—Business Overview—Commercial Management of the Fleet.” We incur additional expenses as a result of being a publicly-traded corporation, including costs associated with annual reports to shareholders and SEC filings, investor relations and NYSE annual listing fees. We may also grant equity compensation that would result in an expense to us, which may result in an increase in expenses. Please read “Item 6—Directors, Senior Management and Employees—Compensation—Equity Compensation Plans—2013 Long-Term Incentive Plan.”

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

Results of Operations

Factors Affecting Comparability

You should consider the following factors when evaluating our historical financial performance and assessing our future prospects:

•	We have been and are significantly increasing our fleet size. Our historical financial performance and future prospects have been and will be significantly impacted by the increasing size of our fleet.

•	Historical Fleet Size. Our historical financial statements for the year ended December 31, 2012, reflect the results of operations of a weighted average fleet size of 12.7 vessels, with 14 vessels owned at year end. During 2013, we entered into sales and purchase agreements with affiliates of A.P. Møller pursuant to which it agreed to sell to us its entire fleet of 11 handysize liquefied gas carriers. We took delivery of all 11 of the A.P. Møller vessels during 2013, bringing our total fleet size to 24 by year end and resulting in a weighted average fleet size of 19.6 vessels for the year. During 2014, we took delivery of Navigator Atlas, Navigator Europa and Navigator Oberon and returned the Maple 3 (a chartered-in vessel from January to December 2014), bringing our total fleet size to 26 by the year end and resulting in a weighted average fleet size of 24.8 vessels for the year.

•	Future Fleet Size. On January 9, 2015, we took delivery of the newbuilding Navigator Triton. In addition, we have entered into agreements to acquire 11 newbuilding liquefied gas carriers, with three handysize vessels to be delivered in 2015, two handysize and four midsize vessels in 2016 and two handysize vessels in 2017.

Given the variability in operating vessels in our fleet, our historical financial statements reflect, and in the future will reflect, significantly different levels of ownership and operating days as well as different levels of voyage expenses, vessel operating expenses, interest expense and other related costs.

•	We incur additional general administration costs and other corporation expenses. We will continue to incur additional costs as a result of being a publicly-traded corporation, including costs associated with annual reports to shareholders establishment and maintenance of effective internal controls under the Sarbanes-Oxley Act and SEC filings, investor relations and NYSE annual listing fees. We may also grant equity compensation that would result in an expense to us, which may result in an increase in expenses. Please read “Item 6—Directors, Senior Management and Employees—Compensation—Equity Compensation Plans—2013 Long-Term Incentive Plan.”

•	We will have different financing arrangements. We have entered into secured term loan facilities and issued senior unsecured notes to finance the acquisitions of vessels and the construction of newbuildings. Please read “—Secured Term Loan Facilities” and “—Senior Unsecured Bonds.”

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

The following table compares our operating results for the years ended December 31, 2013 and 2014:

	Year Ended December 31, 2013	Year Ended December 31, 2014	Percentage Change
	(in thousands, except percentages)
Operating revenue	$234,286	$304,875	30.1%
Other cargo revenue	4,051	—	(100.0)%

	$238,337	$304,875	27.9%
Operating expenses:
Address and brokerage commissions	5,473	6,697	22.4%
Voyage expenses	49,336	45,003	(8.8)%
Cost of cargo sold	4,255	—	(100.0)%
Charter-in costs	6,834	9,111	33.3%
Vessel operating expenses	56,029	70,198	25.3%
Depreciation and amortization	36,608	45,809	25.1%
General administration costs	6,147	10,335	68.1%
Other corporate expenses	3,496	2,260	(35.4)%

Total operating expenses	$168,178	$189,413	12.6%

Operating income	$70,159	$115,462	64.6%
Interest expense	(28,768)	(30,321)	5.4%
Interest income	99	230	132.3%

Income before income taxes	$41,490	$85,371	105.8%
Income taxes	506	904	78.7%

Net income	$40,984	$84,467	106.1%

Operating Revenue. Operating revenue increased by 30.1% to $304.9 million for the year ended December 31, 2014, from $234.3 million for the year ended December 31, 2013. This increase was primarily due to:

•	an increase in operating revenue of approximately $48.9 million attributable to an increase in the weighted average number of vessels from 19.6 to 24.8 or 26.5%, for the year ended December 2014, and a corresponding increase in vessel ownership days from 7,168 to 9,051, or 26.3%, for the year ended December 31, 2014, as compared to the year ended December 31, 2013;

•	an increase in operating revenue of approximately $14.3 million attributable to an improved monthly charter rate, which rose to an average of approximately $912,124 per vessel per calendar month ($29,988 per day) for the year ended December 31, 2014, as compared to an average of approximately $859,600 per vessel per calendar month ($28,262 per day) for the year ended December 31, 2013;

•	an increase in operating revenue of approximately $11.7 million attributable to an increase in fleet utilization from 92.9% during the year ended December 31, 2013 to 97.3% during the year ended December 31, 2014 primarily as a result of decreased idle time and less ballasting to take up charters. In 2013, we had to reposition the 11 vessels entering our fleet from AP Møller during the year ended and suffered an engine room fire on Navigator Capricorn (resulting in 45 days off-hire); and

•	a decrease in operating revenue of approximately $4.3 million relating to a relative decrease in the proportion of voyage charters to time charters, for the year ended December 31, 2014, as compared to the year ended December 31, 2013.

Other Cargo Revenue. During 2013, other cargo revenue related to the sale of a cargo of butane gas on-board Navigator Capricorn at the time of a fire in the engine room. This cargo was bought by us and later sold following the completion of repairs to the vessel. No such incident or activity occurred in the year ended December 31, 2014.

The following table presents selected operating data for the years ended December 31, 2013 and 2014, which we believe are useful in understanding our operating revenue:

Fleet Data:	Year Ended December 31, 2013	Year Ended December 31, 2014
Weighted average number of vessels	19.6	24.8
Ownership days	7,168	9,051
Available days	7,044	8,906
Operating days	6,544	8,666
Fleet utilization	92.9%	97.3%
Average daily time charter equivalent rate	$28,262	$29,988

Address and Brokerage Commissions. Address and brokerage commissions increased by 22.4% to $6.7 million for the year ended December 31, 2014, from $5.5 million for the year ended December 31, 2013 as the number of vessels, and consequently operating revenue on which it is based, increased.

Voyage Expenses. Voyage expenses decreased by 8.8% to $45.0 million for the year ended December 31, 2014, from $49.3 million for the year ended December 31, 2013. This decrease was primarily due to the decrease in the proportion of voyage charters to time charters and the reduction in bunker prices during last two quarters of the year, despite the increase in our fleet size.

Cost of Cargo sold. Cost of cargo sold in 2013 related to the purchase of a partial cargo of butane gas loaded on Navigator Capricorn at the time of a breakout of a fire in the engine room of that vessel. This cargo was bought by us from the charterer and later sold following the completion of repairs to the vessel. No such incident or cargo purchases were made in the year ended December 31, 2014.

Charter-in Costs. Charter-in costs increased by 33.3% to $9.1 million for the year ended December 31, 2014, from $6.8 million for the year ended December 31, 2013. This increase is primarily related to an increase in the chartered in rate and chartering in an additional vessel during December 2014, compared to only one vessel for the year ended December 31, 2013.

Vessel Operating Expenses. Vessel operating expenses as a whole increased by 25.3% to $70.2 million for the year ended December 31, 2014, from $56.0 million for the year ended December 31, 2013. Individual vessel operating expenses decreased by $47 per day, or 0.6%, to $8,068 per vessel per day for the year ended December 31, 2014, compared to $8,115 per vessel per day for the year ended December 31, 2013. The overall increase was due to an increase in fleet size whereas the individual vessel operating costs decrease was primarily due to our additional newly acquired vessels being younger, and therefore less expensive to maintain, than our vessels owned in 2013.

Depreciation and Amortization. Depreciation and amortization expense increased by 25.1% to $45.8 million for the year ended December 31, 2014, from $36.6 million for the year ended December 31, 2013. This increase was primarily due to an increase in our fleet size. Depreciation and amortization expense included amortization of capitalized drydocking costs of $3.9 million for the year ended December 31, 2014, and $3.1 million for the year ended December 31, 2013.

Other Operating Results

General and Administration Costs. General and administration costs increased by 68.1% to $10.3 million for the year ended December 31, 2014, from $6.1 million for the year ended December 31, 2013, primarily due to additional costs attributable to an increased number of staff associated with the fleet expansion.

Other Corporate Expenses. Other corporate expenses decreased by 35.4% to $2.3 million for the year ended December 31, 2014, from $3.5 million for the year ended December 31, 2013. This decrease was primarily due to project feasibility costs incurred in 2013 associated with the evaluation of a terminal development opportunity, complementary to our core activities, whereas no such cost were incurred in 2014, and was partially offset by an increase in costs associated with the establishment and maintenance of effective internal controls under the Sarbanes-Oxley Act.

Interest Expense. Interest expense increased by 5.4% to $30.3 million for the year ended December 31, 2014, from $28.8 million for the year ended December 31, 2013. This increase was primarily due to drawing down loans to fund newbuildings.

Interest Income. Interest income increased by 132.3% to $230,233 for the year ended December 31, 2014, from $98,775 for the year ended December 31, 2013. The increase in interest income for the year ended December 31, 2013, was primarily due to maintaining an increased working capital cash balance associated with a larger fleet size and as required to comply with minimum liquidity covenants under our debt instruments.

Income Taxes. Income tax relates to taxes on our subsidiaries incorporated in the United Kingdom and Singapore. Our United Kingdom subsidiary earns management and other fees from fellow subsidiary companies, and our Singaporean subsidiary earned interest payments from our Indonesian joint venture, where the main corporate tax rates are 21% and 17%, respectively. For the year ended December 31, 2014, we incurred taxes of $903,526 as compared to taxes for the year ended December 31, 2013 of $506,253.

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

Operating Revenue. Operating revenue increased by 59.7% to $234.3 million for the year ended December 31, 2013, from $146.7 million for the year ended December 31, 2012. This increase was primarily due to:

•	an increase in operating revenue of approximately $60.7 million attributable to an increase in the weighted average number of vessels from 12.7 to 19.6, or 54.3%, for the year ended December 2013, and a corresponding increase in vessel ownership days by 2,505 days, or 53.7%, for the year ended December 31, 2013, as compared to the year ended December 31, 2012;

•	an increase in operating revenue of approximately $18.5 million attributable to an improved monthly charter rate, which rose to an average of approximately $859,600 per vessel per calendar month ($28,262 per day) for the year ended December 31, 2013, as compared to an average of approximately $779,500 per vessel per calendar month ($25,627 per day) for the year ended December 31, 2012;

•	a decrease in operating revenue of approximately $13.1 million attributable to a reduction in fleet utilization from 99.5% during the year ended December 31, 2012 to 92.9% during the year ended December 31, 2013 primarily as a result of repositioning the additional vessels acquired from AP Møller entering our fleet during the year ended December 31, 2013, a fire on Navigator Capricorn (resulting in 45 days off-hire), ballasting to take up a long term time charters and some increased idle time; and

•	an increase in operating revenue of approximately $21.5 million relating to a relative increase in the proportion of voyage charters to time charters during an increasing spot market rate environment.

Other Cargo Revenue. Other cargo revenue related to the sale of a cargo of butane gas on-board Navigator Capricorn at the time of a fire in the engine room. This cargo was bought by us and later sold following the completion of repairs to the vessel. No such incident or activity occurred in the year ended December 31, 2012.

The following table presents selected operating data for the years ended December 31, 2012 and 2013, which we believe are useful in understanding our operating revenue:

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

Cost of Cargo sold. Cost of cargo sold related to the purchase of a partial cargo of butane gas loaded on Navigator Capricorn at the time of a breakout of a fire in the engine room of that vessel. This cargo was bought by us from the charterer and later sold following the completion of repairs to the vessel. No such incident or cargo purchases were made in the year ended December 31, 2012.

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

We have agreed to purchase 11 newbuildings for an aggregate of $640.4 million, comprised of the three 2015 newbuildings from Jiangnan for on average $46.0 million per vessel, the two 22,000 cbm 2016 newbuildings from Jiangnan for $44.0 million per vessel, the four 35,000 cbm 2016 newbuildings from Jiangnan for an average of $78.1 million per vessel, and the two 2017 newbuildings from HMD for $51.0 million, for each vessel.

We expect to finance the remaining purchase prices of the 2015 and 2016 handysize newbuildings through previously issued equity and borrowings under our current senior term loan facilities. We expect to finance the purchase price of the 2016 midsize newbuildings, the 2017 newbuildings and any additional future acquisitions either through previously issued equity, internally generated funds, debt financings, the issuance of additional equity securities or a combination of these forms of financing. We anticipate that our primary sources of funds for our long-term liquidity needs will be from cash from operations and/or debt or equity financings. We believe that these sources of funds will be sufficient to meet our liquidity needs for the foreseeable future.

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

Cash Flows

The following table summarizes our cash and cash equivalents provided by (used in) operating, financing and investing activities for the periods presented:

	Year Ended December 31,
	2012	2013	2014
	(in thousands)
Net cash provided by operating activities	$54,962	$78,810	$129,843
Net cash used in investing activities	(202,789)	(456,299)	(228,604)
Net cash provided / (used) by financing activities	261,963	431,358	(33,453)
Net increase / (decrease) in cash and cash equivalents	114,136	53,869	(132,214)

Operating Cash Flows. Net cash provided by operating activities for the year ended December 31, 2014, increased to $129.8 million, from $78.8 million for the year ended December 31, 2013, an increase of 64.8%. This $51.0 million increase in net cash provided by operating activities for the year ended December 31, 2014, was primarily due to increases in net revenue referred to above and by movements in working capital.

Net cash provided by operating activities for the year ended December 31, 2013, increased to $78.8 million, from $55.0 million for the year ended December 31, 2012, an increase of 43.3%. This $23.8 million increase in net cash provided by operating activities for the year ended December 31, 2013, was primarily due to increases in net revenue referred to above and by movements in working capital.

Net cash flow from operating activities depends upon repairs and maintenance activity, acquisitions and dispositions, foreign currency rates, changes in interest rates, fluctuations in working capital balances and spot market charter rates.

Investing Cash Flows. Net cash used in investing activities of ($228.6) million for the year ended December 31, 2014, primarily represents $206.4 million for payment to Jiangnan shipyard representing the final installment for the 2014 newbuildings, an additional payment on the four 2015 newbuildings, and an initial first installment on the six 2016 newbuildings. An initial $20.4 million for payment to HMD was made representing the first installment for the 2017 newbuildings, $3.6 million for acquisition costs relating to the A.P. Møller vessels acquired in 2013, offset by $1.8 million of proceeds from the settling of the insurance claim for the fire on Navigator Capricorn.

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

Financing Cash Flows. Net cash used by financing activities was ($33.5) million for the year ended December 31, 2014, consisting of $150.0 million from the secured term loan facilities, offset by $182.6 million in loan repayments, $0.5 million in costs associated with financing the cost of debt and $0.4 million in costs associated with common stock issued to the WLR Group and others.

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

Secured Term Loan Facilities

General. Navigator Gas L.L.C., our wholly-owned subsidiary, and certain of our vessel-owning subsidiaries have entered into a series of secured term loan facilities beginning in April 2011, or the “April 2011 secured term loan facility,” in April 2012, or the “April 2012 secured term loan facility,” in February 2013, or the “February 2013 secured term loan facility,” and in April 2013, or the “April 2013 secured term loan facility.” Collectively, we refer to the debt thereunder as our “secured term loan facilities.” Proceeds of the loans under our secured term loan facilities may be used to finance newbuildings, acquisitions and for general corporate purposes. The full commitment amounts have been drawn under the April 2011 secured term loan facility, the April 2012 secured term loan facility and the February 2013 secured term loan facility. Following the drawdown of $90.0 million to partially finance the delivery of Navigator Atlas, Navigator Europa and Navigator Oberon in 2014, there was $30.0 million under the April 2013 secured term loan facility available to be drawn to fund the delivery of Navigator Triton. In January 2015, the “April 2013 secured term loan facility was refinanced with a new secured term loan facility, or the “January 2015 secured term loan facility,” under which we borrowed $278.1 million to finance or re-finance the purchase of the three vessels constructed in 2014, the four 2015 newbuildings and two of the 2016 newbuildings. We are the guarantor under each of the secured term loan facilities.

Fees and Interest. We paid arrangement and agency fees at the time of the closing of our secured term loan facilities. Agency fees are due annually. Interest on amounts drawn is payable at a rate of U.S. LIBOR plus a bank margin, for interest periods of one, three or six months or longer if agreed by all lenders.

Term and Facility Limits

April 2011. Secured Term Loan Facility. The April 2011 secured term loan facility has a term of six years with a maximum principal amount of $80.0 million. The April 2011 secured term loan facility is a delayed draw facility with an availability period that ended December 27, 2012. The aggregate fair market value of the collateral vessels must be no less than 130% of the aggregate outstanding borrowings under the facility. Interest on amounts drawn is payable at a rate of U.S. LIBOR plus 300 basis points per annum.

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

February 2013 Secured Term Loan Facility. The February 2013 secured term loan facility has a term of five years with a maximum principal amount of up to the lesser of (i) $270.0 million and (ii) 60% of the fair market value of the collateral vessels. The February 2013 secured term loan facility is a delayed draw facility with an availability period that ended December 31, 2013. Advances under the facility were upon the delivery of the A.P. Møller vessels. The aggregate fair market value of the collateral vessels must be no less than 135% of the aggregate outstanding borrowings under the facility. Interest on amounts drawn is payable at a rate of U.S. LIBOR plus 350 basis points per annum.

On June 30, 2014, we entered into a Supplemental Agreement to our February 2013 $270.0 million secured term loan facility, which, among other things, (i) allows us to prepay $120.0 million outstanding under such term loan facility, (ii) revises the terms of the loan facility to include a quasi-revolving facility where funds can be drawn over the course of the facility period in four tranches of $30.0 million each and (iii) provides that such term loan facility be amended and restated to reflect the foregoing. On July 7, 2014, we prepaid $120.0 million outstanding under such term loan facility from excess cash following the IPO in November 2013. On November 6, 2014 and on December 30, 2014, we made two drawdowns of $30.0 million each to fund installments for the vessel newbuildings. The availability under this facility as of December 31, 2014 was $60.0 million.

January 2015 Secured Term Loan Facility. The January 2015 secured term loan facility was entered into to refinance the April 2013 secured term loan facility. The January 2015 secured term loan facility has a term of seven years from the loan drawdown date with a maximum principal amount of up to $278.1 million. Following the drawdown of $30.0 million, to finance the delivery of Navigator Triton, there is $160.0 million of available funds remaining under this facility. The aggregate fair market value of the collateral vessels must be no less than 135% of the aggregate outstanding borrowings under the facility. Interest on amounts drawn is payable at a rate of U.S. LIBOR plus 270 basis points per annum.

Prepayments/Repayments. The borrowers may voluntarily prepay indebtedness under our secured term loan facilities at any time, without premium or penalty, in whole or in part upon prior written notice to the facility agent, subject to customary compensation for LIBOR breakage costs. For the February 2013 secured term loan facility referred to above, the borrowers may not reborrow any amount that has been so prepaid.

The loans will be subject to quarterly amortization repayments beginning three months after the initial borrowing date or delivery dates of the newbuildings or delivered ships, as applicable. Any remaining outstanding principal amount must be repaid on the expiration date of the facilities.

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

Financial Covenants. The secured term loan facilities contain financial covenants requiring the borrowers, among other things, to ensure that:

•	the ratio of Net Debt to Total Capitalization (each as defined in the applicable secured term loan facility) is no greater than 0.60 to 1.00;

•	the borrowers have liquidity (including undrawn available lines of credit with a maturity exceeding 12 months) of no less than (i) between $10.0 million and $25.0 million, as applicable, or (ii) 5% of Net Debt or total debt, as applicable, whichever is greater;

•	the ratio of EBITDA to Interest Expense (each as defined in the applicable secured term loan facility), on a trailing four quarter basis, is no less than 3.00 to 1.00;

•	the borrower must maintain a minimum ratio of shareholder equity to total assets of 30%; and

•	the current assets of the borrower must exceed the current liabilities (excluding current liabilities attributable to the senior unsecured bonds or the senior term loans) at all times.

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

As of December 31, 2013 and 2014, we were in compliance with all covenants under the secured term loan facilities, including with respect to the aggregate fair market value of our collateral vessels.

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

Interest . Interest on the senior unsecured bonds is payable at a fixed rate of 9.0% per annum, calculated on a 360-day year basis. Interest is payable semi-annually on June 18 and December 18 of each year.

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

Financial Covenants. The senior unsecured bond agreement contains financial covenants requiring us, among other things, to ensure that:

•	we and our subsidiaries maintain a minimum liquidity of no less than the greater of (i) $12.5 million and (ii) 5% of Total Interest-Bearing Debt (as defined in the senior unsecured bond agreement);

•	we and our subsidiaries maintain a positive working capital amount;

•	we and our subsidiaries maintain an Interest Coverage Ratio (as defined in the senior unsecured bond agreement) of not less than 3.0;

•	we and our subsidiaries maintain an Equity Ratio (as defined in the senior unsecured bond agreement) of at least 30%; and

•	we and our subsidiaries ensure that the sum of the market value of (i) our vessels plus (ii) any amounts in any escrow account in favor of the bond trustee are at least 120% of the Total Interest-Bearing Debt.

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

As of December 31, 2014, we were in compliance with all covenants under our senior unsecured bond agreement.

C.	Research and Development Patents and Licenses etc.

We do not undertake any significant expenditure on research and development, and have no significant interests in patents or licenses.

D.	Trend Information

The demand for seaborne transportation of LPG, petrochemical gases and ammonia is expected to continue to grow due to evolving energy and petrochemical market dynamics, as seaborne transportation is often the only, or the most cost effective, way to transport liquefied gases between major exporting and importing markets. The arbitrage between oil-based products and LPG is narrowing due to the current decline in the price of oil. If the price of oil continues to stay at a relatively low level, the oil and gas exploration industry may reduce investments in new projects, with the potential result of declining production, and ultimately declining output of oil and gas. However, as LPG is a supply driven product, and due to limited storage facilities, companies extracting oil and gas are still expected to produce it as a byproduct and price it accordingly to clear the market.

The expansion of existing LNG facilities and the construction of new LNG production facilities around the world have added to LPG production and trade volumes, following a period of project delays and stalled start-ups due to the global economic downturn. U.S. based shale plays have been developing rapidly over the last few years, increasing LNG production, which consists of among others, propane, butane and ethane molecules. Terminal operators have responded to the surge in LNG supply and have de-bottlenecked existing facilities and constructed new export terminals to facilitate international trade. Several new export locations have therefore been commissioned both on the U.S East coast and U.S. Gulf coast.

Charter rates and vessel values are influenced by the supply and demand for seaborne gas cargo carrying capacity and are consequently volatile. The supply of gas carrier capacity is primarily a function of the size of the existing world fleet, the number of newbuildings being delivered and the scrapping of older vessels. The world fleet of liquefied gas carriers has increased steadily over the past ten years and the size of the order book reached an initial peak in 2007 and 2008 but declined in the second half of 2008 and 2009 as a result of the slowdown in the world economy. The order book for handysize liquefied gas carriers has increased significantly since late 2010 and now has the largest number of newbuildings, all of which are due to be delivered over the next three years. However these are split between a number of new entrants, with none of these set to obtain a dominant share of the market from their newbuilding programs. Demolition or scrapping is largely a function of vessel age and the state of the freight market, as all ships have finite lives. There was a marked increase in scrapping activity from 2007 through 2011, which largely coincided with the downturn in the freight market. However, demolition levels declined significantly since 2012.

E.	Off-Balance Sheet Arrangements

We currently do not have any off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations

The contractual obligations schedule set forth below summarizes our contractual obligations as of December 31, 2014.

	2015	2016	2017	2018	Thereafter	Total
	(in thousands)
Vessels under construction	194,944	345,668	20,400	—	—	561,012
Secured term loan facilities and 9% senior unsecured bond issue	58,350	58,350	286,524	81,510	58,125	542,859
Office leases	731	731	615	499	1,621	4,197
Total contractual obligations	$254,025	$404,749	$307,539	$82,009	$59,746	$1,108,068

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

G.	Safe Harbor

See “Cautionary Statement Regarding Forward Looking Statements” at the beginning of this annual report.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

Directors

Set forth below are the names, ages and positions of our directors.

Name	Age	Position
David J. Butters	74	Chairman of the Board of Directors
Dr. Heiko Fischer	47	Director
David Kenwright	67	Director
Spiros Milonas	86	Director
Alexander Oetker	40	Director
Wendy Teramoto	40	Director
Florian Weidinger	33	Director

Our board of directors are elected annually. Each director holds office until his successor shall have been duly elected and qualified, except in the event of his death, resignation, removal or the earlier termination of his term of office. On November 21, 2014, Wilbur L. Ross, Jr. stepped down from the board and Wendy Teramoto was elected as his replacement. Ms. Teramoto is a managing director at WL Ross & Co. LLC. Ms. Teramoto replaces Wilbur L. Ross, Jr., who served on our board from April 2012 to November 2014.

Officers are elected from time to time by vote of our board of directors and hold office until a successor is elected.

Biographical information with respect to each of our directors and our executive officers is set forth below. The business address for our directors and executive officers is 399 Park Avenue, 38th Floor, New York, New York 10022.

David J. Butters. David J. Butters has served as president, chief executive officer and chairman of the Board since September 2008. Prior to September 2008, Mr. Butters served as a managing director of Lehman Brothers Inc., a subsidiary of Lehman Brothers Holdings Inc., where he had been employed for more than 37 years. Mr. Butters is currently chairman of the board of directors and chairman of the compensation committee of GulfMark Offshore, Inc., a provider of marine support and transportation services to the oil and gas industry and a director of Weatherford International Ltd., an oilfield services company.

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

Alexander Oetker. Alexander Oetker has been a member of the Board since September 2006. Mr. Oetker is the founder and chief executive officer of AO Schiffahrt GmbH & Co., a bulk and container shipping company based in Hamburg, Germany. Before founding AO Schiffahrt, Mr. Oetker was employed as chartering manager of Hamburg Sud and was employed by Hutchison Port Holdings in Hong Kong.

Wendy Teramoto. Wendy L. Teramoto has been a member of the Board since November 2014. Ms. Teramoto is a Managing Director of WL Ross & Co. LLC, a private equity firm, and is a member of its Investment Committee. Ms. Teramoto is currently a director of The Greenbrier Companies, a supplier of transportation equipment and services to the railroad industry, Diamond S Shipping Group Inc, an energy focused global shipping company and Nautical Bulk Holdings Ltd, a dry bulk shipping company. Prior to WL Ross & Co. LLC, Ms. Teramoto worked in the restructuring advisory group at Rothschild Inc. Ms. Teramoto holds a B.S. in Accounting from the University of Colorado at Boulder.

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

Name	Age	Position
David J. Butters	74	Chairman of the Board of Directors
Niall Nolan	51	Chief Financial Officer
Oeyvind Lindeman	36	Chief Commercial Officer
Paul Flaherty	50	Director of Fleet & Technical Operations
Tommy Hjalmas	47	Director of Newbuildings and Special Projects

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

Oeyvind Lindeman. Oeyvind Lindeman was appointed Chartering Manager of the Company in November 2007, before being appointed chief commercial officer in January 2014. Prior to this, Mr. Lindeman was employed for five years at A.P. Møller Maersk, a gas transport company as charterer. Mr. Lindeman holds a BA with honors from the University of Strathclyde and an Executive MBA with distinction from Cass Business School.

Paul Flaherty. Paul Flaherty was appointed Director of Fleet and Technical Operations in December 2014. Prior to this, he was employed by JP Morgan Global Maritime as VP, Asset Management. Previously, he spent 17 years with BP Shipping Ltd as a Fleet and Technical Manager for both Oil and Gas vessels. Mr. Flaherty is a Chartered Engineer and a Fellow of the Institute of Marine Engineers & Science Technicians (IMarEST).

Tommy Hjalmas. Tommy Hjalmas, who was chief operating officer of NGT Services (UK) Limited from November 2006 to December 2014, was appointed Director of Newbuildings and Special Projects of the Company in December 2014. Mr. Hjalmas joined NGT Services (UK) Limited in November 2006. Prior to this, Mr. Hjalmas was employed for five years at Dorchester Maritime Limited, now known as BSSM, our technical manager. Mr. Hjalmas received his BSc in marine engineering from the University of Chalmers.

B.	Compensation

Compensation of Management

Our officers receive compensation for the services they provide to us. Four of our five officers (Messrs. Nolan, Lindeman, Flaherty and Hjalmas) are remunerated in pounds sterling, while Mr. Butters is remunerated in U.S. dollars. For purposes of this annual report, all forms of compensation paid to our officers have been converted to U.S. dollars. For the year ended December 31, 2014, the aggregate cash compensation paid to all officers as a group was approximately $3,115,866. The cash compensation for each officer is comprised of base salary and bonus. Our officers are eligible to receive a discretionary annual cash bonus based on certain performance criteria determined by the compensation committee of our Board, or the “Compensation Committee,” and approved by our Board. Regardless of performance, the annual cash bonuses are paid at the sole discretion of the Compensation Committee, subject to approval by our Board.

For the year ended December 31, 2014, we also granted a total of 2,500 shares of restricted stock pursuant to awards under the Navigator Holdings Ltd. 2013 Long-Term Incentive Plan, or the “LTIP,” to officers of the company (as described in further detail below under “—2013 Long-Term Incentive Plan”), which such awards vest on the third anniversary of the grant date.

For the year ended December 31, 2014, we also granted a total of 179,055 shares subject to stock option awards under the LTIP to officers of the company (as described in further detail below under “—2013 Long-Term Incentive Plan”), which such awards shall vest and become exercisable on the third anniversary of the grant date. Once vested and exercisable, the awards may be exercised up the tenth anniversary of the grant date, subject to an officer’s continued employment by the company.

Messrs. Nolan, Lindeman, Flaherty and Hjalmas are eligible to participate in certain welfare benefit programs we offer, including life insurance, permanent health insurance, and private medical insurance. For the year ended December 31, 2013, the aggregate cost of the benefits described in the preceding sentence provided to Messrs. Nolan, Lindeman, Flaherty and Hjalmas was approximately $11,600. While Mr. Butters is not eligible to participate in the same welfare benefit programs as our other officers, he is entitled to reimbursement by us for the Medicare portion of the FICA tax withheld from his compensation. For the year ended December 31, 2014, we paid Mr. Butters an amount of $12,200 as Medicare reimbursement. Messrs. Nolan, Lindeman, Flaherty and Hjalmas are also eligible to participate in a personal pension plan, described below under “—Benefit Plans and Programs.”

Compensation of Directors

Officers who also serve as members of our Board do not receive additional compensation for their services as directors. Each non-employee director who serves as a member of our Board receives a fee of $100,000, of which $50,000 is paid quarterly in cash and shares of restricted stock granted under the LTIP which vest on the first anniversary of the grant date. In addition, the Audit Committee chairman and Compensation Committee chairman each receive an additional amount of $5,000 per annum while members of each committee receive a meeting fee of $1,500 for each committee meeting.

For the year ended December 31, 2014, we also granted a total of 17,348 shares of restricted stock pursuant to awards under the LTIP to non-employee directors of the company (as described in further detail below under “—2013 Long-Term Incentive Plan”), which such awards vest on the first anniversary of the grant date.

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

Administration. The LTIP is administered by the Compensation Committee, or the “Plan Administrator,” with certain decisions subject to approval of our Board. The Plan Administrator will have the authority to, among other things, designate participants under the LTIP, determine the type or types of awards to be granted to a participant, determine the number of shares of our common stock to be covered by awards, determine the terms and conditions applicable to awards and interpret and administer the LTIP. The Plan Administrator may terminate or amend the LTIP at any time with respect to any shares of our common stock for which a grant has not yet been made. The Plan Administrator also has the right to alter or amend the LTIP or any part of the plan from time to time, including increasing the number of shares of our common stock that may be granted, subject to shareholder approval as required by the exchange upon which our common stock is listed at that time. However, no change in any outstanding grant may be made that would materially reduce the benefits of the participant without the consent of the participant.

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

As described above under “—Compensation of Management” and “—Compensation of Directors,” we granted a total of 19,848 shares of restricted stock under the LTIP during the year ended December 31, 2014, of which 2,500 shares were granted to our officers. These awards of restricted stock will be settled in shares of our common stock and will all vest on the third anniversary of the applicable grant date.

Benefit Plans and Programs

We sponsor a money purchase defined contribution plan, which we refer to as a personal pension plan, for all employees located in the U.K., including Messrs. Nolan, Lindeman, Flaherty and Hjalmas. Each employee is eligible to contribute up to 100% of his annual salary to their personal pension plan and we will match any such contribution up to 10% of the employee’s annual salary. For the year ended December 31, 2014, we paid approximately $102,021 in matching contributions to the personal pension plan for Messrs. Nolan, Lindeman, Flaherty and Hjalmas,

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

Audit Committee

Our audit committee consists of Messrs. Weidinger, Kenwright and Oetker, with Mr. Weidinger as chairman. Our board of directors has determined that Messrs. Weidinger, Kenwright and Oetker satisfy the independence standards established by the NYSE and that each qualifies as an “audit committee financial expert,” as such term is defined in Regulation S-K promulgated by the SEC. The audit committee is responsible for, among other things, the hiring or termination of independent auditors; approving any non-audit work performed by such auditor; and assisting the board in monitoring the integrity of our financial statements, the independent accountant’s qualifications and independence, the performance of the independent accountants and our compliance with legal and regulatory requirements.

Compensation Committee

Our compensation committee consists of Messrs. Kenwright, Fischer, Oetker and Weidinger, with Mr. Kenwright as chairman. The compensation committee is responsible for, among other things, developing and recommending to the board of directors compensation for board members; and overseeing compliance with any applicable compensation reporting requirements of the SEC and the NYSE.

D.	Employees

We had 29 employees as of December 31, 2014 compared to 22 employees as of December 31, 2013 and 12 at December 31, 2012. We consider our employee relations to be good. Our crewing and technical managers provide crews for our vessels under separate crew management agreements.

E.	Share Ownership

See “Item 7—Major Shareholders and Related Party Transactions—Major Shareholders.”

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our common stock as of March 12, 2015:

•	each person known by us to be a beneficial owner of more than 5.0% of our common stock;

•	each of our directors;

•	each of our named executive officers; and

•	all directors and executive officers as a group.

The data set forth below is based on information filed with the SEC and information provided to us prior to March 12, 2015. Except as otherwise indicated, the person or entities listed below have sole voting and investment power with respect to all of our shares of common stock beneficially owned by them, subject to community property laws where applicable.

	Common Stock Beneficially Owned
Name of Beneficial Owner	Shares(1)	Percent
WLR Group(2)	21,863,874	39.5%
David J. Butters(3)	1,964,949	3.6%
Spiros Milonas(4)	1,645,257	3.0%
Alexander Oetker	2,058	*
David Kenwright	17,058	*
Florian Weidinger	10,058	*
Dr. Heiko Fischer(5)	32,058	*
Wendy Teramoto(6)	5,000	*
Niall Nolan	117,807	*
Oeyvind Lindeman	7,689	*
Paul Flaherty	2,500	*
Tommy Hjalmas	9,846	*
All executive officers and directors as a group (11 persons)	3,814,280	6.9%

*	Less than 1%.
(1)	Unless otherwise indicated, all shares of common stock are owned directly by the named holder and such holder has sole power to vote and dispose of such shares. Unless otherwise noted, the address for each beneficial owner named above is: 399 Park Avenue, 38th Floor, New York, New York 10022.
(2)

Represents 13,058,516 shares of common stock held directly by WLR Recovery Fund IV DSS AIV, L.P., 4,422,528 shares of common stock held directly by WLR Recovery Fund V DSS AIV, L.P., 4,288,484 shares of common stock held directly by WLR Select Co-Investment, L.P., 52,727 shares of common stock held directly by WLR IV Parallel ESC, L.P. and 41,619 shares of common stock held directly by WLR V Parallel ESC, L.P. (collectively, the “WLR Investors”). Wilbur L. Ross, Jr. is the chairman and chief executive officer of WLR, the chairman and president of Invesco Private Capital, Inc. and a director and shareholder of WLR Recovery Associates IV DSS AIV GP, Ltd., WLR Recovery Associates V DSS AIV GP, Ltd. and WLR Select Associates DSS GP, Ltd. Invesco Private Capital, Inc. is the managing member of Invesco WLR IV Associates LLC, which in turn is the general partner of WLR IV Parallel ESC, L.P. Invesco Private Capital, Inc. is also the managing member of Invesco WLR V Associates LLC, which in turn is the general partner of WLR V Parallel ESC, L.P. WLR Select Associates DSS GP, Ltd. is the general partner of WLR Select Associates DSS, L.P., which in turn is the general partner of WLR Select Co-Investment, L.P. WLR Recovery Associates IV DSS AIV GP, Ltd. is the general partner of WLR Recovery

Associates IV DSS AIV, L.P., which in turn is the general partner of WLR Recovery Fund IV DSS AIV, L.P. WLR Recovery Associates V DSS AIV GP, Ltd. is the general partner of WLR Recovery Associates V DSS AIV, L.P., which in turn is the general partner of WLR Recovery Fund V DSS AIV, L.P. Mr. Ross is a member of the investment committee of each WLR Investors’ general partner, which has investment and voting control over the shares held or controlled by each of the WLR Investors. Mr. Ross disclaims beneficial ownership of all of the shares of common stock held or controlled by each of the WLR Investors except for his pecuniary interest therein. With the exception of Mr. Ross, whose address is 328 El Vedado Road, Palm Beach, Florida 33401, the address of each of the entities and persons identified in this note is c/o WL Ross & Co. LLC, 1166 Avenue of the Americas, New York, NY 10036.
(3)	Includes 150,000 shares of common stock that are owned by the spouse of Mr. Butters, for which he disclaims beneficial ownership.
(4)	Includes 120,000 shares of common stock held in joint tenancy with right of survivorship with Antonia K Milonas.
(5)	Represents shares of common stock held directly by Dr. Fischer. Dr. Fischer is a Board designee of WLR. Dr. Fischer disclaims beneficial ownership over the shares held or controlled by the WLR Group.
(6)	Represents shares of common stock held directly by Ms. Teramoto. Ms. Teramoto is a Managing Director of WL Ross & Co. LLC. Ms. Teramoto disclaims beneficial ownership over the shares held or controlled by the WLR Group.

B.	Related Party Transactions

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

Investor Rights Agreement

On November 5, 2013, we amended and restated our existing investor rights agreement with the WLR Group. Under the investor rights agreement, subject to certain exceptions, the WLR Group has the right to designate two individuals to be nominated to our Board. If the WLR Group collectively owns less than 3,750,000 shares of common stock (on a post-split basis), the WLR Group will be entitled to designate only one individual, and if the WLR Group collectively owns less than 937,500 shares of common stock (on a post-split basis), the right to designate an individual to be nominated to our Board will terminate. Ms. Teramoto and Dr. Fischer are the designees of the WLR Group.

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

Legal Proceedings

We expect that in the future we will be subject to legal proceedings and claims in the ordinary course of business, principally personal injury and property casualty claims. These claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. We are not aware of any legal proceedings or claims that we believe will have, individually or in the aggregate, a material adverse effect on the consolidated financial statements.

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

B.	Significant Changes

Not applicable.

Item 9.	The Offer and Listing

A.	Offer and Listing Details

The high and low market prices for our shares of common stock on the NYSE, for the years, quarters and months indicated, are as follows:

For the Year Ended	High	Low
December 31, 2014	$31.90	$15.26
December 31, 2013(1)	$27.13	$19.48

(1)	Includes the period from November 21, 2013, the date on which our common stock began trading on the NYSE, through December 31, 2013.

Quarter Ended	High	Low
December 31, 2014	$27.70	$15.00
September 30, 2014	$31.90	$26.26
June 30, 2014	$30.46	$22.40
March 31, 2014	$28.85	$21.37
December 31, 2013(1)	$27.13	$19.48

(1)	Includes the period from November 21, 2013, the date on which our common stock began trading on the NYSE, through December 31, 2013.

Most recent six months	High	Low
March 2015(1)	$19.65	$17.29
February 2015	$18.82	$16.70
January 2015	$21.20	$15.95
December 2014	$22.43	$15.00
November 2014	$26.62	$20.76
October 2014	$27.70	$20.09
September 2014	$31.90	$26.88

(1)	Includes the period from March 1, 2015 through March 13, 2015.

B.	Plan of distribution

Not applicable.

C.	Markets

Our common stock started trading on the New York Stock Exchange under the symbol “NVGS” on November 21, 2013.

Item 10.	Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

The following is a summary of each material contract, other than material contracts entered into in the ordinary course of business, to which we or any of our subsidiaries is a party, for the two years immediately preceding the date of this annual report, each of which is included in the list of exhibits in Item 19:

(1)	Bond Agreement between Navigator Holdings Ltd. and Norsk Tillitsmann ASA on behalf of the Bondholders in the bond issue of 9% Navigator Holdings Ltd. Senior Unsecured Callable Bonds dated December 14, 2012. See Item 5 “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Senior Unsecured Bonds.”

(2)	Joint Venture Agreement, dated August 4, 2010, among PT Persona Sentra Utama, PT Mahameru Kencana Abadi, Navigator Gas Invest Limited and PT Navigator Khatulistiwa. On August 4, 2010, PT Persona Sentra Utama, PT Mahameru Kencana Abadi, Navigator Gas Invest Limited and PT Navigator Khatulistiwa, an Indonesian limited liability company, or “PTNK,” entered into a Joint Venture Agreement, or the “JV Agreement.” Our operations in Indonesia are subject, among other things, to the Indonesian Shipping Act. That law generally provides that in order for certain vessels involved in Indonesian cabotage to obtain the requested licenses, the owners must either be wholly Indonesian owned or have a majority Indonesian shareholding. Navigator Pluto and Navigator Aries, which are chartered to Pertamina, the Indonesian state-owned producer of hydrocarbons, are owned by PTNK. PTNK is a joint venture of which 49% of the voting and dividend rights are owned by a subsidiary though ultimately controlled at the shareholder level by a subsidiary of Navigator Holdings, and 51% of such rights are owned by Indonesian limited liability companies. The JV Agreement for PTNK provides that certain actions relating to the joint venture or the vessels require the prior written approval of Navigator Holdings’ subsidiary, which may be withheld only on reasonable grounds and in good faith. Pursuant to the JV Agreement, PTNK is managed by its board of directors under the supervision, in accordance with Indonesian law, of the board of commissioners. The board of directors is comprised of one director nominee from the Indonesian limited liability companies which collectively own 51% of the share capital of PTNK. The board of commissioners is comprised of one nominee from the Indonesian entities and one nominee from Navigator Gas Invest Limited, a subsidiary of Navigator Holdings.

(3)	Supplemental Deed, dated February 13, 2014, among PT Navigator Khatulistiwa, PT Persona Sentra Utama, PT Mahameru Kencana Abadi, Navigator Gas Invest Limited, Falcon Funding Ptd. Ltd. and Navigator Gas L.L.C. On February 13, 2014, PTNK, PT Persona Sentra Utama, PT Mahameru Kencana Abadi, Navigator Gas Invest Limited, Falcon Funding Pte. Ltd and Navigator Gas L.L.C. entered into a Supplemental Deed under which the JV Agreement was amended to include Navigator Global, which is currently chartered to Pertamina, along with Navigator Pluto and Navigator Aries.

(4)	$120,000,000 Supplemental Agreement, dated June 30, 2014, between Navigator Holdings Ltd. and Nordea. This is a Supplemental Agreement to our February 2013 $270.0 million secured term loan facility, which, among other things, (i) allows the us to prepay $120.0 million outstanding under such term loan facility, (ii) revises the terms of the such term loan facility to include a quasi revolving facility where funds can be drawn over the course of the facility period in four tranches of $30.0 million each and (iii) provides that such term loan facility be amended and restated to reflect the foregoing.

(5)	$278,125,000 Facility Agreement, by and among Navigator Atlas L.L.C, Navigator Europa L.L.C., Navigator Oberon L.L.C., Navigator Triton L.L.C., Navigator Umbrio L.L.C, Navigator Centauri L.L.C., Navigator Ceres L.L.C., Navigator Ceto L.L.C. and Navigator Copernico L.L.C, Navigator Holdings Ltd. and Navigator Gas L.L.C., Credit Agricole Corporate and Investment Bank, HSH Nordbank Ag and NIBC Bank N.V. as the arrangers and Credit Agricole as agent, and a group of financial institutions as lenders, dated as of January 27, 2015. See item 14 Subsequent events.

D.	Exchange Controls

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

Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on IRS Form W-8BEN, W-8BENE-E, W-8ECI or W-8IMY, as applicable.

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

Interest Rate Risk

Historically, we have been subject to limited market risks relating to changes in interest rates because we did not have significant amounts of floating rate debt outstanding. Navigator Gas L.L.C., our wholly-owned subsidiary, and certain of our vessel-owning subsidiaries are parties to secured term loan facilities that bear interest at an interest rate of LIBOR plus 270 to 350 basis points. A variation in LIBOR of 100 basis points would result in a variation of $10,000 in annual interest paid on each $1.0 million of indebtedness outstanding under the secured term loan facilities. See “—Secured Term Loan Facilities.”

We invest our cash and marketable securities in financial instruments with original maturities of no more than six months within the parameters of our investment policy and guidelines.

We do not currently use interest rate swaps to manage the impact of interest rate changes on earnings and cash flows, but we may elect to do so in the future.

Foreign Currency Exchange Rate Risk

Our primary economic environment is the international shipping market. This market utilizes the U.S. Dollar as its functional currency. Consequently, virtually all of our revenues are in U.S. Dollars. Our expenses, however, are in the currency invoiced by each supplier, and we remit funds in the various currencies invoiced. We incur some vessel operating expenses and general and administrative costs in foreign currencies. During the fiscal years ended December 31, 2013 and 2014, approximately $11.5 million, or 17.5%, and $14.3 million, or 17.8%, respectively, of vessel operating costs and general and administrative costs were denominated in non-U.S. Dollar currency, principally the British Pound Sterling and the Euro. A hypothetical 10% decrease in the value of the U.S. Dollar relative to the values of the British Pound Sterling and the Euro realized during the year ended December 31, 2014, would have increased our vessel operating costs during the fiscal year ended December 31, 2014, by approximately $0.9 million, and our general and administrative costs by $0.6 million. We have not entered into any hedging transactions to mitigate our exposure to foreign currency exchange rate risk.

Inflation

Certain of our operating expenses, including crewing, insurance and drydocking costs, are subject to fluctuations as a result of market forces. Crewing costs in particular have risen over the past number of years as a result of a shortage of trained crews. Inflationary pressures on bunker (fuel and oil) costs could have a material effect on our future operations if the number of vessel employment contracts for voyage charters or COAs increases. In the case of the 20 of our 27 vessels that are currently time-chartered to third parties, it is the charterers who pay for the fuel. If our vessels are employed under voyage charters or COAs, freight rates are generally sensitive to the price of fuel. However, a sharp rise in bunker prices may have a temporary negative effect on our results since freight rates generally adjust only after prices settle at a higher level.

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

On November 20, 2013, the Form F-1 relating to our initial public offering, or the “Registration Statement,” was declared effective. On November 26, 2013, we closed our initial public offering. Jefferies LLC and Morgan Stanley & Co. LLC acted as joint book-running managers for our initial public offering. In connection with our initial public offering, we issued and sold 9,030,000 shares of common stock to the public at a price of $19.00 per share, raising gross proceeds of $171.6 million. Net proceeds from our initial public offering were $156.4 million, after deducting underwriting discounts and commissions of $12.0 million and offering expenses of $3.2 million. We intend to use the net proceeds from the initial public offering to fund the equity portion, or approximately $75.1 million due under our purchase obligations for the 2015 newbuildings and the remainder for part of the 2016 newbuildings and general corporate purposes. The remaining $112.6 million of the 2015 newbuildings has been financed under secured loan term facilities.

Item 15.	Controls and Procedures

Disclosure Controls and Procedures

Our Principal Executive Officer and our Principal Financial and Accounting Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) as of December 31, 2014, have concluded that, as of such date, our disclosure controls and procedures were effective.

Management’s Report on Internal Control over Financial Reporting

In accordance with Rule 13a-15(f) of the Securities Exchange Act of 1934, our management, including the CEO and CFO, is responsible for the establishment and maintenance of adequate internal controls over financial reporting for the Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company’s system of internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Management has performed an assessment of the effectiveness of the Company’s internal controls over financial reporting as of December 31, 2014 based on the provisions of Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in 2013. Based upon that evaluation, our management, with the participation of our principal executive officer and principal financial and accounting officer, concluded that our internal controls over financial reporting are effective as of December 31, 2014. Our independent registered public accounting firm has issued an attestation report on our internal control over financial reporting.

The Company’s internal control over financial reporting, at December 31, 2014, has been audited by KPMG LLP, an independent registered public accounting firm, who also audited the Company’s consolidated financial statements for that year. Their audit report on the effectiveness of internal control over financial reporting is presented in Item 18- Financial Statements.

Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert

Our board of directors has determined that Messrs. Weidinger, Kenwright and Oetker satisfy the independence standards established by the NYSE and that each qualifies as an “audit committee financial expert,” as such term is defined in Regulation S-K promulgated by the SEC.

Item 16B.	Code of Ethics

We have adopted a Code of Business Conduct and Ethics that applies to all entities controlled by the Company and its employees, directors, officers and agents of the Company. We will provide any person, free of charge, a copy of our Code of Ethics upon written request to our registered office.

Item 16C.	Principal Accountant Fees and Services

Our principal accountant for 2014 was KPMG LLP. In 2013, our principal accountants were KPMG LLP and Grassi & Co., CPAs, P.C. respectively.

Fees Incurred by the Company for KPMG LLP’s Services

In 2013 and 2014, the fees rendered by the auditors were as follows:

	2013	2014
Audit Fees	$634,218	$507,769
Audit-Related Fees	355,399	—
Tax Fees	—	54,982
All Other Fees	492,253	155,418

	$1,481,870	$718,169

Audit Fees

Audit fees include $507,769 relating to aggregate fees billed for professional services rendered by the principal accountant for the audit of the Company’s annual financial statements and 2014 quarterly reviews.

Audit-Related Fees

There were no audit relates fees incurred in 2014. In 2013 audit related fees included $144,751 relating to the audit of previous years in connection with financing and other agreements for our initial public offering in November 2013, which have not been reported under Audit Fees above.

Tax Fees

Tax fees include $54,982 relating to services provided by the principal accountant in connection with our tax compliance. There were no fees for tax services in 2013.

All Other Fees

All other fees include $155,418, relating to professional services comprising of work in connection with our initial public offering in November 2013, which have not been reported above. In 2013 all other fees included $492,253 relating to professional services comprising of work in connection with our readiness for our initial public offering.

The audit committee has the authority to pre-approve permissible audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees. Engagements for proposed services either may be separately pre-approved by the audit committee or entered into pursuant to detailed pre-approval policies and procedures established by the audit committee, as long as the audit committee is informed on a timely basis of any engagement entered into on that basis. The audit committee separately pre-approved all engagements and fees paid to our principal accountant for all periods in 2014.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F.	Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.	Corporate Governance

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

Executive Sessions

The NYSE requires that non-management directors meet regularly in executive sessions without management. The NYSE also requires that all independent directors meet in an executive session at least once a year. As permitted under Marshall Islands law, our non-management directors do not regularly hold executive sessions without management and we do not expect them to do so in the future.

Nominating/Corporate Governance Committee

The NYSE requires that a listed U.S. company have a nominating/corporate governance committee of independent directors and a committee charter specifying the purpose, duties and evaluation procedures of the committee. As permitted under Marshall Islands law and our bylaws, we do not currently have a nominating or corporate governance committee.

Audit Committee

The NYSE requires, among other things, that a listed U.S. company have an audit committee with a minimum of three independent members. As permitted by Rule 10A-3 under the Securities and Exchange Act of 1934, as amended, our audit committee in 2013 consisted of two independent members of our board of directors. In 2014 in accordance with the NYSE and the SEC’s phase-in provisions for companies listing in connection with their initial public offering, we appointed an additional director meeting applicable audit committee independence standards to serve as the third member of our audit committee within one year after the effective date of our Registration Statement on Form F-1 relating to our initial public offering. Under the Audit Committee charter, the Audit Committee confers with the Company’s independent registered public accounting firm and reviews, evaluates and advises the board of directors concerning the adequacy of the Company’s accounting systems, its financial reporting practices, the maintenance of its books and records and its internal controls. In addition, the Audit Committee reviews the scope of the audit of the Company’s financial statements and results thereof.

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

The following financial statements listed below and set forth on pages F-3 through F-20, together with the related report of KPMG LLP, Independent Registered Public Accounting Firm thereon, are filed as part of this annual report:

Item 19.	Exhibits

The following exhibits are filed as part of this annual report:

Exhibit Number	Description

1.1	Amended and Restated Articles of Incorporation of Navigator Holdings Ltd. (incorporated by reference to Exhibit 3.1 to the registrant’s Registration Statement on Form F-1 (File No. 333-191784), filed on November 6, 2013).

1.2	Second Amended and Restated Bylaws of Navigator Holdings Ltd. (incorporated by reference to Exhibit 3.2 to the registrant’s Registration Statement on Form F-1 (File No. 333-191784), filed on November 4, 2013).

2.1	Investment Agreement, dated November 10, 2011, among Navigator Holdings Ltd., WL Ross & Co. LLC and certain of its affiliates named therein (incorporated by reference to Exhibit 4.1 to the registrant’s Registration Statement on Form F-1 (File No. 333-191784), filed on November 4, 2013).

2.2	Investment Agreement, dated February 15, 2013, among Navigator Holdings Ltd., WL Ross & Co. LLC and certain of its affiliates and unrelated third-party investors named therein (incorporated by reference to Exhibit 4.2 to the registrant’s Registration Statement on Form F-1 (File No. 333-191784), filed on November 4, 2013).

2.3	Investor Rights Agreement, dated November 5, 2013, among Navigator Holdings Ltd., WL Ross & Co. LLC and certain of its affiliates named therein (incorporated by reference to Exhibit 4.3 to the registrant’s Registration Statement on Form F-1 (File No. 333-191784), filed on November 6, 2013).

2.4	Investor Restrictions Agreement, dated August 9, 2012, among Navigator Holdings Ltd., WL Ross & Co. LLC and certain of its affiliates named therein (incorporated by reference to Exhibit 4.4 to the registrant’s Registration Statement on Form F-1 (File No. 333-191784), filed on November 4, 2013).

2.5	Form of Common Stock Certificate (incorporated by reference to Exhibit 4.5 to the registrant’s Registration Statement on Form F-1 (File No. 333-191784), filed on November 15, 2013).

4.1	Navigator Holdings Ltd. 2013 Long-Term Incentive Plan, effective as of October 22, 2013 (incorporated by reference to Exhibit 10.1 to the registrant’s Registration Statement on Form F-1 (File No. 333-191784), filed on November 6, 2013).

Exhibit Number	Description

4.2	Navigator Holdings Ltd. 2008 Restricted Stock Plan, effective as of September 16, 2008 (incorporated by reference to Exhibit 10.3 to the registrant’s Registration Statement on Form F-1 (File No. 333-191784), filed on October 17, 2013).

4.3	$80,000,000 Secured term loan facility by and among Navigator Gas L.L.C., Navigator Leo L.L.C., Navigator Libra L.L.C., Nordea Bank Finland Plc, acting through its New York branch, and Skandinaviska Enskilda Banken AB (Publ), as the Lead Arrangers, Bookrunner, Facility Agent and Security Trustee, dated as of April 1, 2011 (incorporated by reference to Exhibit 10.3 to the registrant’s Registration Statement on Form F-1 (File No. 333-191784), filed on October 17, 2013).

4.4	$180,000,000 Secured term loan facility by and among Navigator Gas L.L.C., Navigator Pegasus, L.L.C., Navigator Phoenix L.L.C., Nordea Bank Finland Plc, Skandinaviska Enskilda Banken AB and DVB Bank Se Nordic Branch, dated as of April 18, 2012 (incorporated by reference to Exhibit 10.4 to the registrant’s Registration Statement on Form F-1 (File No. 333-191784), filed on October 17, 2013).

4.5	$270,000,000 Secured term loan facility by and among Navigator Gas L.L.C., Navigator Holdings Ltd., Nordea Bank Finland Plc, Skandinaviska Enskilda Banken AB, DVB Bank Se Nordic Branch, ABN Amro Bank N.V. and HSH Nordbank AG, as mandated lead arrangers, dated as of February 12, 2013 (incorporated by reference to Exhibit 10.5 to the registrant’s Registration Statement on Form F-1 (File No. 333-191784), filed on October 17, 2013).

4.6	$278,125,000 Secured Facility Agreement, dated January 27, 2015, by and among Navigator Atlas L.L.C., Navigator Europa L.L.C., Navigator Oberon L.L.C., Navigator Triton L.L.C., Navigator Umbrio L.L.C., Navigator Centauri L.L.C., Navigator Ceres L.L.C., Navigator Ceto L.L.C. and Navigator Copernico L.L.C., as borrowers, Navigator Holdings Ltd., Navigator Gas L.L.C and Credit Agricole Corporate and Investment Bank, HSH Nordbank AG and NIBC Bank N.V., as arrangers and Credit Agricole Corporate and Investment Bank, as agent, and the lenders party thereto (incorporated by reference to Exhibit 10.1 to the registrant’s Report on Form 6-K (File No. 001-36202), filed on February 4, 2015).

4.7	Bond Agreement between Navigator Holdings Ltd. and Norsk Tillitsmann ASA on behalf of the Bondholders in the bond issue of 9% Navigator Holdings Ltd. Senior Unsecured Callable Bonds dated December 14, 2012 (incorporated by reference to Exhibit 10.7 to the registrant’s Registration Statement on Form F-1 (File No. 333-191784), filed on November 6, 2013).

4.8	Joint Venture Agreement, dated August 4, 2010, among PT Persona Sentra Utama, PT Mahameru Kencana Abadi, Navigator Gas Invest Limited and PT Navigator Khatulistiwa (incorporated by reference to Exhibit 10.8 to the registrant’s Registration Statement on Form F-1 (File No. 333-191784), filed on November 4, 2013).

4.9	Supplemental Deed, dated February 13, 2014, among PT Navigator Khatulistiwa, PT Persona Sentra Utama, PT Mahameru Kencana Abadi, Navigator Gas Invest Limited, Falcon Funding Ptd. Ltd. and Navigator Gas L.L.C. (incorporated by reference to Exhibit 4.9 to the registrant’s Annual Report on Form 20-F (File No. 001-36202), filed on March 17, 2014).

4.10	Supplemental Agreement, dated June 30, 2014, relating to the $270,000,000 Secured term loan facility by and among Navigator Gas L.L.C., Navigator Holdings Ltd., Nordea Bank Finland Plc, Skandinaviska Enskilda Banken AB, DVB Bank Se Nordic Branch, ABN Amro Bank N.V. and HSH Nordbank AG, as mandated lead arrangers, dated as of February 12, 2013 (incorporated by reference to Exhibit 10.1 to the registrant’s Report on Form 6-K (File No. 001-36202), filed on July 9, 2014).

Exhibit Number	Description

8.1*	List of Subsidiaries of Navigator Holdings Ltd.

12.1*	Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer.

12.2*	Rule 13a-14(a)/15d-14(a) Certification of Principal Financial and Accounting Officer.

13.1*	Certification under Section 906 of the Sarbanes-Oxley Act of 2002 of the Principal Executive Officer.

13.2*	Certification under Section 906 of the Sarbanes-Oxley Act of 2002 of the Principal Financial and Accounting Officer.

15.1*	Consent of Independent Registered Public Accounting Firm, KPMG LLP

101. INS*	XBRL Instance Document

101. SCH*	XBRL Taxonomy Extension Schema

101. CAL*	XBRL Taxonomy Extension Schema Calculation Linkbase

101. DEF*	XBRL Taxonomy Extension Schema Definition Linkbase

101. LAB*	XBRL Taxonomy Extension Schema Label Linkbase

101. PRE*	XBRL Taxonomy Extension Schema Presentation Linkbase

*	Filed herewith.
**	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

NAVIGATOR HOLDINGS LTD.

Date: March 17, 2015	By:	/s/ Niall Nolan
	Name:	Niall Nolan
	Title:	Chief Financial Officer

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Navigator Holdings Ltd.:

We have audited the accompanying consolidated balance sheets of Navigator Holdings Ltd. and subsidiaries as of December 31, 2014 and 2013, and the related consolidated statements of income, comprehensive income, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2014. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Navigator Holdings Ltd. and subsidiaries as of December 31, 2014 and 2013, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Navigator Holdings Ltd. internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 17, 2015 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

KPMG LLP

London, United Kingdom

March 17, 2015

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Navigator Holdings Ltd:

We have audited Navigator Holdings Ltd’s internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Navigator Holdings Ltd’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Navigator Holdings Ltd maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Navigator Holdings Ltd. and subsidiaries as of December 31, 2014 and 2013, and the related consolidated statements of income, comprehensive income, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2014, and our report dated March 17, 2015 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

London, United Kingdom

March 17, 2015

Navigator Holdings Ltd.

Consolidated Balance Sheets

	December 31, 2013	December 31, 2014
Assets
Current assets
Cash and cash equivalents	$194,740,045	$62,526,243
Accounts receivable, net	11,837,578	7,195,113
Accrued income	7,902,234	3,642,147
Prepaid expenses and other current assets	6,282,218	6,322,460
Inventories	5,924,201	4,810,597

Total current assets	226,686,276	84,496,560
Non-current assets
Long-term accounts receivable	316,559	198,036
Vessels in operation, net	1,026,226,551	1,145,066,299
Vessels under construction	60,197,486	131,344,599
Property, plant and equipment, net	363,015	283,916
Deferred finance costs, net	11,436,165	9,066,101

Total assets	$1,325,226,052	$1,370,455,511

Liabilities and stockholders’ equity
Current liabilities
Current portion of long-term debt	$60,750,308	$58,350,308
Accounts payable	13,585,924	6,447,708
Accrued expenses and other liabilities	6,438,384	5,311,464
Accrued interest	4,261,971	3,011,465
Deferred income	4,803,196	7,095,310

Total current liabilities	89,839,783	80,216,255

Non-current liabilities
Secured term loan facilities, net of current portion	389,734,262	359,508,954
Senior unsecured bond	125,000,000	125,000,000

Total non-current liabilities	514,734,262	484,508,954

Total Liabilities	604,574,045	564,725,209
Commitments and contingencies (see note 12)
Stockholders’ equity
Common stock – $.01 par value per share; 400,000,000 shares authorized; 55,346,613 shares issued and outstanding, (2013: 55,326,765) (1)	553,267	553,466
Additional paid-in capital	584,030,816	584,808,147
Accumulated other comprehensive loss	(87,930)	(254,666)
Retained earnings	136,155,854	220,623,355

Total stockholders’ equity	720,652,007	805,730,302

Total liabilities and stockholders’ equity	$1,325,226,052	$1,370,455,511

See accompanying notes to consolidated financial statements.

Navigator Holdings Ltd.

Consolidated Statements of Income

	Year ended December 31, 2012	Year ended December 31, 2013	Year ended December 31, 2014
Revenues
Operating revenue	$146,716,403	$234,286,550	$304,874,644
Other cargo revenue	—	4,051,060	—

	146,716,403	238,337,610	304,874,644
Expenses
Address and brokerage commissions	4,233,794	5,472,823	6,697,412
Voyage expenses	27,790,816	49,336,461	45,002,948
Cost of cargo sold	—	4,254,853	—
Charter-in costs	11,287,831	6,833,713	9,110,708
Vessel operating expenses	32,826,651	56,029,439	70,198,082
Depreciation and amortization	24,179,633	36,608,168	45,808,750
General and administrative costs	5,273,540	6,146,603	10,335,424
Other corporate expenses	1,401,808	3,496,368	2,259,116

Total operating expenses	106,994,073	168,178,428	189,412,440

Operating income	39,722,330	70,159,182	115,462,204
Other income/(expense)
Interest expense	(8,735,952)	(28,767,858)	(30,321,411)
Interest income	64,590	98,775	230,234

Income before income taxes	31,050,968	41,490,099	85,371,027

Income taxes	(515,123)	(506,263)	(903,526)

Net income	$30,535,845	$40,983,836	84,467,501

Earnings per share:
Basic: (1)	$0.82	$0.89	$1.53
Diluted: (1)	$0.82	$0.89	$1.52

Weighted average number of shares outstanding:
Basic: (1)	37,294,962	46,031,386	55,336,402
Diluted: (1)	37,294,962	46,031,386	55,483,478

Dividends per share:
Basic and diluted: (1)	$0.06	$—	$—

(1)	All share amounts (except par value per share amounts) have been retroactively restated for 2012 to reflect the Company’s 3-for-1 stock split on October 29, 2013 as described in Note 10 – Common Stock to these consolidated financial statements.

See accompanying notes to consolidated financial statements.

Navigator Holdings Ltd.

Consolidated Statements of Comprehensive Income

	Year ended December 31, 2012	Year ended December 31, 2013	Year ended December 31, 2014
Net income	$30,535,845	$40,983,836	$84,467,501
Other Comprehensive Income / (Loss):
Foreign currency translation (loss) / gain	32,166	26,577	(166,736)

Total Comprehensive Income	$30,568,011	$41,010,413	$84,300,765

See accompanying notes to consolidated financial statements.

Navigator Holdings Ltd.

Consolidated Statements of Stockholders’ Equity

	Common stock
	Number of shares (1) (Note 11)	Amount 0.01 par value (1) (Note 11)	Additional Paid-in Capital (1) (Note 11)	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total
January 1, 2012	32,989,350	$329,893	$304,789,579	$(146,673)	$67,055,392	$372,028,191
Issuance of common stock	5,625,000	56,250	46,793,497	—	—	46,849,747
Restricted shares issued February 22, 2012	50,298	503	—	—	—	503
Restricted shares issued April 24, 2012	30,000	300	—	—	—	300
Net income	—	—	—	—	30,535,845	30,535,845
Dividends paid	—	—	—	—	(2,419,219)	(2,419,219)
Foreign currency translation	—	—	—	32,166	—	32,166
Share-based compensation plan	—	—	795,957	—	—	795,957

December 31, 2012	38,694,648	386,946	352,379,033	(114,507)	95,172,018	447,823,490
Issuance of common stock	16,530,000	165,300	230,924,215	—	—	231,089,515
Restricted shares issued March 31, 2013	60,000	600	—	—	—	600
Restricted shares issued April 7, 2013	27,117	271	—	—	—	271
Restricted shares issued April 11, 2013	15,000	150	—	—	—	150
Net income	—	—	—	—	40,983,836	40,983,836
Foreign currency translation	—	—	—	26,577	—	26,577
Share-based compensation plan	—	—	727,568	—	—	727,568

December 31, 2013	55,326,765	553,267	584,030,816	(87,930)	136,155,854	720,652,007
Issuance of common stock, net of issuance costs		—	(344,775)	—	—	(344,775)
Restricted shares issued April 14, 2014	12,348	124	—	—	—	124
Restricted shares issued November 21, 2014	5,000	50	—	—	—	50
Restricted shares issued December 1, 2014	2,500	25	—	—	—	25
Net income	—	—	—	—	84,467,501	84,467,501
Foreign currency translation	—	—	—	(166,736)	—	(166,736)
Share-based compensation plan	—	—	1,122,106		—	1,122,106

December 31, 2014	55,346,613	$553,466	$584,808,147	$(254,666)	$220,623,355	$805,730,302

(1)	All share amounts (except par value per share amounts) have been retroactively restated for 2012 to reflect the Company’s 3-for-1 stock split on October 29, 2013 as described in Note 10 – Common Stock to these consolidated financial statements.

See accompanying notes to consolidated financial statements.

Navigator Holdings Ltd.

Consolidated Statements of Cash Flows

	Year ended December 31, 2012	Year ended December 31, 2013	Year ended December 31, 2014
Cash flows from operating activities
Net income	$30,535,845	$40,983,836	$84,467,501
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	24,179,633	36,608,168	45,808,750
Payment of drydocking costs	—	(2,922,922)	(5,320,488)
Share-based compensation	796,760	728,589	1,122,305
Amortization of deferred financing costs	959,210	2,154,864	2,853,043
Unrealized foreign exchange	27,489	23,274	(155,602)
Changes in operating assets and liabilities
Accounts receivable	(2,570,404)	(7,963,729)	4,642,465
Inventories	(372,516)	(1,102,855)	1,113,604
Prepaid expenses and other current assets	(6,381,560)	(2,276,611)	2,417,119
Accounts payable and other liabilities	7,787,706	12,894,233	(7,223,528)
Long-term accounts receivable	—	(316,559)	118,523

Net cash provided by operating activities	54,962,163	78,810,288	129,843,692

Cash flows from investing activities
Payment to acquire vessels	(147,454,659)	(426,118,733)	(3,502,791)
Payment for vessels under construction	(44,931,101)	(40,086,598)	(226,795,499)
Purchase of other property, plant and equipment	(403,739)	(93,352)	(108,868)
Release of short-term investments	—	20,000,000	—
Placement of short-term investments	(10,000,000)	(10,000,000)	—
Insurance recoveries	—	—	1,802,726

Net cash used in investing activities	(202,789,499)	(456,298,683)	(228,604,432)

Cash flows from financing activities
Proceeds from secured term loan facilities	206,528,261	243,000,000	150,000,000
Direct financing costs of secured term loan facilities	(2,700,000)	(6,866,564)	(482,979)
Repayment of secured term loan facilities	(107,649,916)	(35,751,183)	(182,625,308)
Proceeds from 9% senior unsecured bond	125,000,000	—	—
Issuance costs of 9% senior unsecured bond	(3,645,655)	(113,645)	—
Proceeds from issuance of stock	46,875,000	246,570,000	—
Issuance costs of stock	(25,253)	(15,480,485)	(344,775)
Dividends paid	(2,419,219)	—	—

Net cash provided by (used in) financing activities	261,963,218	431,358,123	(33,453,062)

Net increase (decrease) in cash and cash equivalents	114,135,882	53,869,728	(132,213,802)
Cash and cash equivalents at beginning of year	26,734,435	140,870,317	194,740,045

Cash and cash equivalents at end of year	$140,870,317	$194,740,045	$62,526,243

Supplemental Information
Total interest paid during the year, net of amounts capitalized	$6,166,338	$24,242,786	$28,718,874

Total tax paid during the year	$165,105	$171,056	$559,655

See accompanying notes to consolidated financial statements.

Navigator Holdings Ltd.

Notes to the Consolidated Financial Statements

December 31, 2012, 2013 and 2014

1. Description of Business

Navigator Holdings Ltd. (“the Company”), the ultimate parent company of the Navigator Group of companies, is registered in the Republic of the Marshall Islands. The Company has a business of owning and operating a fleet of gas carriers. At December 31, 2014, the Company owned and operated 26 gas carriers (the “Vessels”) having a cargo capacity of between 20,500 cbm and 22,500 cbm, of which 20 were semi-refrigerated and of those, eight were capable of transporting ethylene. The remaining six are fully-refrigerated vessels.

2. Summary of Significant Accounting Policies

(a) Basis of Presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries (See Note 7) and a Variable Interest Entity (“VIE”). All intercompany accounts and transactions have been eliminated in consolidation. Certain prior period amounts in the consolidated financial statements and notes thereto, have been reclassified to conform to the current period’s presentation.

As of December 31, 2014, the Company consolidated 100% of its VIE, PT Navigator Khatulistiwa, for which the Company is deemed to be the primary beneficiary, i.e. it has a controlling financial interest in this entity. The Company owns 49% of the VIE’s common stock, all of its secured debt and has voting control. All economic interests in the residual net assets reside with the Company.

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

Navigator Holdings Ltd.

Notes to the Consolidated Financial Statements (Continued)

December 31, 2012, 2013 and 2014

(e) Dry Docking Costs

Each vessel is required to be dry-docked every 30 to 60 months for classification society surveys and inspections of, among other things, the underwater parts of the vessel. These works include, but are not limited to hull coatings, seawater valves, steelworks and piping works, propeller servicing and anchor chain winch calibrations, all of which cannot be performed while the vessels are operating. The Company capitalizes costs associated with the dry-dockings in accordance with ASC Topic 360 “Fixed Assets” and amortizes these costs on a straight-line basis over the period to the next expected dry-docking. Amortization of dry-docking costs is included in depreciation and amortization in the Consolidated Statements of Income. Costs incurred during the dry-docking period which relate to routine repairs and maintenance are expensed.

(f) Cash and Cash Equivalents

The Company considers highly liquid investments, such as time deposits and certificates of deposit, with an original maturity of three months or less when purchased, to be cash equivalents. The Company has cash in a U.S. financial institution which is insured by the Federal Deposit Insurance Corporation (“FDIC”) for up to $250,000. At December 31, 2014 and 2013 and for the years then ended, the Company had balances in this financial institution in excess of the insured amount. The Company also maintains cash balances in foreign financial institutions which are not covered by the FDIC.

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

(h) Accounts Receivable

The Company carries its accounts receivable at cost less an allowance for doubtful accounts. At December 31, 2014 and 2013, the Company evaluated its accounts receivable and established an allowance for doubtful accounts, based on a history of past write-offs, collections and current credit conditions. The Company does not generally charge interest on past-due accounts (unless the accounts are subject to legal action), and accounts are written off as uncollectible when all reasonable collection efforts have failed. Accounts are deemed past-due based on contractual terms.

Navigator Holdings Ltd.

Notes to the Consolidated Financial Statements (Continued)

December 31, 2012, 2013 and 2014

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

On April 1, 2013, the Company changed its method of accounting for revenue recognition on voyage charters. Previously, the Company determined that a voyage commenced with loading and completed at the point of discharge. The Company now recognizes revenue on a discharge-to-discharge basis in determining percentage of completion for all voyage charters, but does not begin recognizing revenue until a charter has been agreed to by the customer and the Company, even if the vessel has discharged its cargo and is sailing to the anticipated load port for its next voyage. The Company has adopted this new policy as it considers the decision to undertake a specific voyage is highly dependent on the location of the vessel’s prior discharge port and the part of the voyage to the load port is a necessary part of the overall profitability of that voyage. Management believes that given the significant increase in the number of vessels in operation and consequently the number of voyage charters undertaken, the results of the Company could be materially distorted by excluding the proportion of the revenue in sailing to the next load port. The adoption of this new accounting policy has not resulted in a retrospective adjustment as of or for the year ended December 31, 2012, as the impact is not considered material.

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

Navigator Holdings Ltd.

Notes to the Consolidated Financial Statements (Continued)

December 31, 2012, 2013 and 2014

(o) Repairs and Maintenance

All expenditures relating to routine maintenance and repairs are expensed when incurred.

(p) Insurance

The Company maintains hull and machinery insurance, war risk insurance, protection and indemnity insurance coverage, increased value insurance, demurrage and defense insurance coverage in amounts considered prudent to cover normal risks in the ordinary course of its operations. Premiums paid in advance to insurance companies are recognized as prepaid expenses and recorded as a vessel operating expense over the period covered by the insurance contract. In addition the Company maintains Directors and Officers insurance.

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

(t) Income Taxes

Navigator Holdings Ltd. and some of its Marshall Islands subsidiaries are currently not required to pay income taxes in the Marshall Islands on ordinary income or capital gains as they qualify as exempt companies.

The Company has two subsidiaries incorporated in the United Kingdom where the base tax rate is 21% for the year ended December 31, 2014 (23% for the year ended December 31, 2013). One subsidiary earns management and other fees from fellow subsidiary companies, and for the year ended December 31, 2014, the estimated tax charge was $405,956 (2013: $221,401). The second subsidiary also holds a time charter with one of our charterers. The estimated tax charge for the year ended December 31, 2014 is $40,401 (2013: $14,073).

The Company has a subsidiary incorporated in Singapore where the base tax rate is 17% for the year ended December 31, 2013 and 2014. The subsidiary earns management and other fees and receives interest from its VIE, PT Navigator Khatulistiwa, and for the year ended December 31, 2014, the estimated tax charge was $457,169 (2013: $270,789).

Navigator Holdings Ltd.

Notes to the Consolidated Financial Statements (Continued)

December 31, 2012, 2013 and 2014

The Company considered the income tax disclosure requirements of ASC Topic 740 “Income Taxes,” in regards to disclosing material unrecognized tax benefits; none were identified. The Company’s policy is to recognize accrued interest and penalties for unrecognized tax benefits as a component of tax expense. At December 31, 2014 and 2013, there were no accrued interest and penalties for unrecognized tax benefits.

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

(w) Recent Accounting Pronouncements

The following accounting standard issued as of December 31, 2014, may affect the future financial reporting by Navigator Holdings Ltd:

On April 2013 the FASB issued ASU 2013-07, Presentation of Financial Statements (Topic 205): Liquidation Basis of Accounting, to provide guidance to entities about how and when to apply the liquidation basis of accounting. The ASU requires an entity to prepare its financial statements using the liquidation basis of accounting when liquidation is imminent, as defined in the ASU. Applying the liquidation basis of accounting requires an entity to measure its assets at the estimated amount of cash it expects to collect and its liabilities at the amount otherwise prescribed under U.S. GAAP.

The ASU is effective for public entities (including employee benefit plans) that determine liquidation is imminent during annual reporting periods beginning after December 15, 2013, and interim reporting periods within those annual periods. An entity preparing its financial statements on a going-concern basis at the effective date that is required to use the liquidation basis of accounting is required to account for any differences between its existing measurements and the measurements under the ASU through a cumulative-effect adjustment. Early adoption is permitted. The Company has not yet selected a transition method nor has it determined the effect of the standard on its ongoing financial reporting.

On May 28, 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers, which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The ASU will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. The new standard is effective for the Company on January 1, 2017. Early application is not

Navigator Holdings Ltd.

Notes to the Consolidated Financial Statements (Continued)

December 31, 2012, 2013 and 2014

permitted. The standard permits the use of either the retrospective or cumulative effect transition method. The Company is evaluating the effect that ASU 2014-09 will have on its consolidated financial statements and related disclosures. The Company has not yet selected a transition method nor has it determined the effect of the standard on its ongoing financial reporting.

In August 2014 the FASB issued ASU 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern, which describes how an entity should assess its ability to meet obligations and sets rules for how this information should be disclosed in the financial statements. The standard provides accounting guidance that will be used along with existing auditing standards. The new standard applies to all entities for the first annual period ending after December 15, 2016, and interim periods thereafter. Early application is permitted. The Company has not yet selected a transition method nor has it determined the effect of the standard on its ongoing financial reporting.

3. Fair Value of Financial Instruments

The principal financial assets of the Company at December 31, 2014 and 2013 consist of cash and cash equivalents, short-term investments and accounts receivable. The principal financial liabilities of the Company consist of accounts payable, accrued expenses and other liabilities, secured term loan facilities and the 9% senior unsecured bond issue.

The carrying values of cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and other liabilities are reasonable estimates of their fair value due to the short-term nature or liquidity of these financial instruments.

The fair value of the Company’s long-term debt approximates its carrying value due to the variable interest rates associated with the secured term loan facilities (Note 8) and is classified as a level three investment under the fair value hierarchy. At December 31, 2014 the fair value of the 9% unsecured bond issue is $132.5 million (2013: $135.0 million). It is classified as a level 2 investment in the fair value hierarchy.

4. Accounts Receivable, Net

It is a condition of time charter parties that payments of hire are received monthly in advance. Voyage charter contracts require payment upon completion of each discharge, with subsequent demurrage claims payable on submission of invoices. At December 31, 2014, management has provided a provision for doubtful accounts of $392,505 relating to outstanding demurrage claims (2013: $32,786).

Navigator Holdings Ltd.

Notes to the Consolidated Financial Statements (Continued)

December 31, 2012, 2013 and 2014

5. Vessels in Operation

	Vessel	Drydocking	Total
Cost
December 31, 2012	$677,418,054	$10,364,236	$687,782,290
Additions	470,460,400	5,581,255	476,041,655
Disposals	—	(1,859,974)	(1,859,974)

December 31, 2013	$1,147,878,454	$14,085,517	$1,161,963,971
Transfer in from vessels under construction	153,698,386	1,950,000	155,648,386
Additions	3,502,791	5,320,488	8,823,279
Disposals	—	(1,683,336)	(1,683,336)

December 31, 2014	1,305,079,631	19,672,669	1,324,752,300

Accumulated Depreciation
December 31, 2012	$95,425,485	$5,696,106	$101,121,591
Charge for the period	33,334,628	3,141,174	36,475,803
Disposals for the period	—	(1,859,974))	(1,859,974)

December 31, 2013	$128,760,113	$6,977,306	$135,737,420
Charge for the period	41,687,783	3,944,133	45,631,915
Disposals for the period	—	(1,683,334)	(1,683,334)

December 31, 2014	170,447,896	9,238,105	179,686,001

Net Book Value
December 31, 2012	$581,992,569	$4,668,130	$586,660,699

December 31, 2013	$1,019,118,341	$7,108,211	$1,026,226,551

December 31, 2014	$1,134,631,735	$10,434,566	$1,145,066,299

During 2014, the company took delivery of three semi-refrigerated handysized liquefied gas carriers from Jiangnan shipyard for a contract prices of $149,550,000. During 2013, the Company took delivery of 11 semi-refrigerated and fully refrigerated handysized liquefied gas carriers from affiliates of A.P. Møller for a total contract price of $470,000,000. Upon signing the agreement on November 14, 2012, the Company paid a 10% deposit, which was transferred to additions in the year ended December 31, 2013. Included in the additions for drydockings of $5,581,255 for the year ended December 31, 2013 is an amount of $2,658,333 being the unamortized portion of the drydocking expense for the A.P. Møller vessels on acquisition.

The net book value of vessels that serve as collateral for the Company’s bank loans (Note 8) was $1,011,204,076 at December 31, 2014.

Navigator Holdings Ltd.

Notes to the Consolidated Financial Statements (Continued)

December 31, 2012, 2013 and 2014

6. Vessels Under Construction

	2013	2014
Vessels under construction at January 1	$20,110,888	$60,197,486
Payments to shipyard	38,124,000	222,323,899
Other payments including initial stores, capitalized interest and site costs	1,962,598	4,471,600
Transfer to vessels in operation	—	(155,648,386)

Vessels under construction at December 31	$60,197,486	$131,344,599

At December 31, 2014, the Company had committed to construct two 21,000 cbm ethylene capable semi-refrigerated gas carriers; four 22,000 cbm semi-refrigerated gas carriers and four 35,000 cbm ethane capable gas carrier, at Jiangnan Shipyard (Group) Co. Ltd (“Jiangnan”) in China, and two 22,000 cbm semi-refrigerated gas carriers, at Hyundai Mipo Dockyard Co. Ltd (Hyundai Mipo) in South Korea, all for delivery between January 2015 and March 2017. For the year ended December 31, 2014, the Company paid instalments of $101,104,000 (2013: $38,124,000) to the shipyards towards the 12 vessels under construction.

Navigator Holdings Ltd.

Notes to the Consolidated Financial Statements (Continued)

December 31, 2012, 2013 and 2014

7. Group Subsidiaries

At December 31, 2014 and 2013, the company had the following significant subsidiaries:

Corporation Name	Percentage Ownership as of December 31,		Country of Incorporation	Corporation Type
	2013	2014
- Navigator Gas US L.L.C.	100%	100%	Delaware (USA)	Service company
- Navigator Gas L.L.C.	100%	100%	Marshall Islands	Holding company
~ Navigator Atlas L.L.C.	100%	100%	Marshall Islands	Vessel-owning company
~ Navigator Centauri L.L.C.	n/a *	100%	Marshall Islands	Dormant
~ Navigator Ceres L.L.C.	n/a *	100%	Marshall Islands	Dormant
~ Navigator Ceto L.L.C.	n/a *	100%	Marshall Islands	Dormant
~ Navigator Copernico L.L.C.	n/a *	100%	Marshall Islands	Dormant
~ Navigator Capricorn L.L.C.	100%	100%	Marshall Islands	Vessel-owning company
~ Navigator Europa L.L.C.	100%	100%	Marshall Islands	Vessel-owning company
~ Navigator Galaxy L.L.C.	100%	100%	Marshall Islands	Vessel-owning company
~ Navigator Gemini L.L.C.	100%	100%	Marshall Islands	Vessel-owning company
~ Navigator Genesis L.L.C.	100%	100%	Marshall Islands	Vessel-owning company
~ Navigator Global L.L.C.	100%	100%	Marshall Islands	Vessel-owning company
~ Navigator Glory L.L.C.	100%	100%	Marshall Islands	Vessel-owning company
~ Navigator Grace L.L.C.	100%	100%	Marshall Islands	Vessel-owning company
~ Navigator Gusto L.L.C.	100%	100%	Marshall Islands	Vessel-owning company
~ Navigator Leo L.L.C.	100%	100%	Marshall Islands	Vessel-owning company
~ Navigator Libra L.L.C.	100%	100%	Marshall Islands	Vessel-owning company
~ Navigator Magellan L.L.C.	100%	100%	Marshall Islands	Vessel-owning company
~ Navigator Mariner L.L.C.	100%	100%	Marshall Islands	Vessel-owning company
~ Navigator Mars L.L.C.	100%	100%	Marshall Islands	Vessel-owning company
~ Navigator Neptune L.L.C.	100%	100%	Marshall Islands	Vessel-owning company
~ Navigator Oberon L.L.C.	100%	100%	Marshall Islands	Vessel-owning company
~ Navigator Pegasus L.L.C.	100%	100%	Marshall Islands	Vessel-owning company
~ Navigator Phoenix L.L.C.	100%	100%	Marshall Islands	Vessel-owning company
~ Navigator Saturn L.L.C.	100%	100%	Marshall Islands	Vessel-owning company
~ Navigator Scorpio L.L.C.	100%	100%	Marshall Islands	Vessel-owning company
~ Navigator Taurus L.L.C.	100%	100%	Marshall Islands	Vessel-owning company
~ Navigator Triton L.L.C.	100%	100%	Marshall Islands	Dormant
~ Navigator Umbrio L.L.C.	n/a *	100%	Marshall Islands	Dormant
~ Navigator Venus L.L.C.	100%	100%	Marshall Islands	Vessel-owning company
~ Navigator Virgo L.L.C.	100%	100%	Marshall Islands	Vessel-owning company
~ NGT Services (UK) Ltd	100%	100%	England	Service company
~ Falcon Funding PTE Ltd	100%	100%	Singapore	Service company
~ Navigator Gas Invest Ltd	100%	100%	England	Investment company
- PT Navigator Khatulistiwa	49%	49%	Indonesia	Vessel-owning company

*	Entities formed during 2014.

The VIE, PT Navigator Khatulistiwa, had total assets and liabilities, as of December 31, 2014, of $150,871,537 (2013: $158,909,086 ) and $100,391,187 (2013: $120,931,677 ) respectively.

Navigator Holdings Ltd.

Notes to the Consolidated Financial Statements (Continued)

December 31, 2012, 2013 and 2014

8. Secured Term Loan Facilities

The table below represents the annual principal payments to be made, for the four loans, after December 31, 2014:

	December 31, 2013	December 31, 2014
Due within one year	$60,750,308	$58,350,308
Due in two years	50,850,308	58,350,308
Due in three years	50,850,308	161,523,521
Due in four years	154,023,521	81,510,125
Due in five years	134,010,125	7,500,000
Due in more than five years	—	50,625,000

Total secured term loan facilities	$450,484,570	$417,859,262
Less: current portion	60,750,308	58,350,308

Secured term loan facilities, non-current portion	$389,734,262	$359,508,954

The Company has an $80,000,000 secured term loan facility with Skandinaviska Enskilda Banken AB and Nordea Bank Finland Plc dated April 1, 2011. Interest is payable under the loan facility at USD LIBOR plus a margin of 3% per annum, payable periodically. The Company also paid a commitment fee of 1.05% per annum based on any undrawn portion of the facility. The facility is divided into three parts; Tranche A of $16,000,000; Tranche B and Tranche C at $32,000,000 each. The loan was fully drawn in February 2012 when the balance of Tranche C was drawn down to finance the delivery installment of Navigator Libra and partly for general corporate purposes. At December 31, 2014, the total outstanding amount of the loan was $62,550,737 of which Tranche A is repayable by 8 quarterly amounts of $521,739 followed by a final payment of $5,043,481; Tranche B is repayable by 8 quarterly amounts of $444,444 followed by a final payment of $22,666,676 and Tranche C is repayable by 8 quarterly amounts of $444,444 followed by a final payment of $23,555,564.

This term loan facility is secured by first priority mortgages on each of; Navigator Saturn, Navigator Leo and Navigator Libra as well as assignments of earnings and insurances on these secured vessels. The financial covenants each as defined within the credit facility are: a) the maintenance at all times of cash and cash equivalents (including undrawn available lines of credit with a maturity exceeding 12 months) in an amount equal to or greater than (i) $10,000,000 and (ii) 5 per cent of the total indebtedness; b) net debt to total capitalization ratio not to exceed 60%; c) EBITDA to interest expense, on a trailing four-quarter basis, to be no less than 3:1; and d) a loan to value maintenance of no less than 130%. At December 31, 2014, the Company was in compliance with all covenants contained in this term loan. Pursuant to the terms of the term loan facility, the Company may not declare any dividends, redeem its shares or make any other payment to its shareholders other than a dividend of up to fifty percent (50%) of the Company’s consolidated net income may be declared or paid on a quarterly basis so long as the Company is in compliance with the financial covenants on a pro forma basis after declaring or paying such dividend and no event of default has occurred or will occur after declaration or payment of the dividend.

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

Navigator Holdings Ltd.

Notes to the Consolidated Financial Statements (Continued)

December 31, 2012, 2013 and 2014

Interest is payable under the loan facility at three-month USD LIBOR plus a margin of 3.375% per annum, payable on a quarterly basis. The Company paid a commitment fee of 1.35% per annum based on any undrawn portion of the loan facility. The loan facility is comprised of two tranches being Tranche A for $120,000,000 and Tranche B for $60,000,000. Tranche A is repayable in quarterly installments of $4,150,000 commencing on July 18, 2012 and Tranche B is repayable in quarterly installments of $1,150,000 commencing on July 27, 2012. Quarterly installments are payable until the maturity date of the loan which is April 18, 2017 when the loan becomes fully repayable. At December 31, 2014, the total outstanding amount of the loan was $127,000,000 which is repayable by 9 quarterly installments each of Tranche A and Tranche B followed by a final combined repayment of $79,300,000 on April 18, 2017.

This loan facility is secured by first priority mortgages on each of; Navigator Gemini, Navigator Mars, Navigator Neptune, Navigator Pegasus, Navigator Phoenix, Navigator Taurus and Navigator Venus as well as assignments of earnings and insurances on these secured vessels. The financial covenants each as defined within the credit facility are: a) the maintenance at all times of cash and cash equivalents in an amount equal to or greater than (i) $12,500,000 and (ii) 5 per cent of the total indebtedness; b) a ratio of EBITDA to interest expense of not less than 3.00:1.00; c) maintain consolidated working capital of not less than $0 and d) maintain a ratio of total stockholders’ equity to total assets of not less than 30 per cent. At December 31, 2014, the Company was in compliance with all covenants contained in this credit facility.

A loan facility for $270,000,000 was entered into on February 12, 2013 between Navigator Gas L.L.C. and Nordea Bank Finland Plc London branch, Skandinaviska Enskilda Banken AB (Publ) Nordic branch, DVB Bank SE, ABN Amro Bank N.V. and HSH Nordbank AG. The facility is to assist in the purchase of the fleet of 11 semi-refrigerated and fully-refrigerated handysize liquefied gas carriers from A.P. Møller Mærsk for a total purchase price of $470,000,000. Interest is payable under the loan facility at USD LIBOR plus 3.5%, payable on a quarterly basis. The Company also paid a commitment fee of 1.40% per annum based on any undrawn portion of the facility. This term loan facility is a delayed draw facility with an availability period that ended December 31, 2013, and a term of five years. Advances under the term loan facility were contingent upon the delivery of the A.P. Møller vessels, provided that no advance may occur after the end of the availability period. At December 31, 2014 the total amount drawn under the facility was $243,000,000 and the amount still outstanding at December 31, 2014 was $80,183,525. At December 31, 2014, one of the vessel advances is repayable in amounts of $1,462,500 over 8 quarterly repayments with the final repayment date of October 5, 2016. The remaining vessel advances are repayable over 13 combined quarterly instalments of $4,539,450 with the final combined repayment of $9,470,675 on January 31, 2018.

On June 30, 2014, the company entered into a Supplemental Agreement to our February 2013 $270,000,000 secured term loan facility, which, among other things, (i) allows the company to prepay $120,000,000 outstanding under such term loan facility, (ii) revises the terms of the such term loan facility to include a quasi revolving facility where funds can be drawn over the course of the facility period in four tranches of $30,000,000 each and (iii) provides that such term loan facility be amended and restated to reflect the foregoing. On July 7, 2014, the company prepaid $120.0 million outstanding under such term loan facility from excess cash following the IPO in November 2013. At December 31, 2014, the company had redrawn a total of $60,000,000 with a remaining $60,000,000 available to re-draw in two tranches of $30,000,000 each, with the final drawdown date of January 31, 2018.

This loan facility is secured by first priority mortgages on each of; Navigator Capricorn, Navigator Galaxy, Navigator Genesis, Navigator Glory, Navigator Grace, Navigator Gusto, Navigator Magellan, Navigator Mariner, Navigator Scorpio and Navigator Virgo as well as assignments of earnings and insurances on these secured vessels. The financial covenants each as defined within the credit facility are: a) the maintenance at all

Navigator Holdings Ltd.

Notes to the Consolidated Financial Statements (Continued)

December 31, 2012, 2013 and 2014

times of cash and cash equivalents in an amount equal to or greater than (i) $25,000,000 and (ii) 5 per cent of the total indebtedness; b) a ratio of EBITDA to interest expense of not less than 3.00:1.00; c) maintain consolidated working capital of not less than $0 and d) maintain a ratio of total stockholders’ equity to total assets of not less than 30 per cent. At December 31, 2014, the Company was in compliance with all covenants contained in this credit facility.

A loan facility agreement for $120,000,000 was entered into on April 11, 2013 between Navigator Gas L.L.C. and Credit Agricole Corporate and Investment Bank, The Export-Import Bank of China, HSH Nordbank AG and NIBC Bank N.V. to assist with financing the four 2014 newbuilding vessels being built in China. The term loan is a delayed draw facility with the last availability period ending June 8, 2015 and has a tenor of six years from each vessel delivery. At December 31, 2014, the total amount drawn under the facility was $90,000,000 and the amount outstanding under the facility was $88,125,000. Quarterly installments are payable until the maturity date of the loan with the entire amount drawn down against each vessel being repayable six years from each individual vessel delivery.

The aggregate fair market value of the collateral vessels must be no less than 135% of the aggregate outstanding borrowings under the facility. Interest on amounts drawn under the facility will be payable at a rate of USD LIBOR plus 3.5% per annum. The principal will be repaid in 24 equal quarterly instalments based on 50% of each amount advanced, with a final installment of the remaining 50% of each advance. At December 31, 2014, the Company was in compliance with all covenants contained in this credit facility.

9. Senior Unsecured Bond

On December 18, 2012, the Company issued a $125,000,000 9% Senior Unsecured Bond on the Oslo Markets to finance part of the acquisition of the AP Møller-Mærsk 11 vessels. The bond will mature in full five years after the settlement date, on December 18, 2017. The bond may be redeemed between the third anniversary and final maturity at a premium. Interest is payable semi-annually in arrears on June 18 and December 18.

The financial covenants each as defined within the bond agreement are: (a) The issuer shall ensure that the Group (meaning “the Company and its subsidiaries”) maintains a minimum liquidity of the greater of (i) $12,500,000 and (ii) 5 per cent of total interest bearing debt; b) the Group to maintain a positive working capital; (c) to maintain an interest coverage ratio of not less than 3.00:1.00; (d) maintain a Group equity ratio of minimum 30%; and (e) the issuer shall ensure that the aggregate market value of the Group’s vessels is at least 120% of the total interest bearing debt of the Group. Pursuant to the terms of the senior unsecured bonds, following December 31, 2013, the Company may declare or pay a dividend of up to fifty percent (50%) of the Company’s consolidated net profits after taxes may be declared or paid on a quarterly basis so long as the Company is in compliance with an equity ratio of 35% after giving effect to the dividend. At December 31, 2014, the Company was in compliance with all covenants contained in this credit facility.

10. Common Stock

On February 15, 2013, the Company entered into an agreement with affiliates of WL Ross & Co L.L.C., Mr. David Butters, Chief Executive Officer of the Company, and a third party to subscribe for shares of common stock to the value of $75,000,000. 7,500,000 shares were issued, and funds were received by the Company on February 25, 2013.

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

December 31, 2012, 2013 and 2014

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

The calculation of both basic and diluted number of weighted average outstanding shares of:

	December 31, 2013	December 31, 2014
Basic weighted average number of shares	46,031,386	55,336,402
Effect of dilutive potential share options:	—	147,076
Diluted weighted average number of shares	46,031,386	55,483,478

On April 14, 2014 the Company granted 197,055 share options under the 2013 Plan and on October 14, 2014 the Company granted a further 30,000 share options under the 2013 Plan to officers and employees of the Company, 4,000 of these share option were forfeited during the year. The dilutive effect of 147,076 share options for the year ended At December 31, 2014 is related to 223,055 of unvested share options granted during the year.

The shares of the Company’s common stock began trading on the New York Stock Exchange on November 21, 2013, under the ticker symbol “NVGS.”

11. Share-Based Compensation

During 2008, the Company’s Board adopted the 2008 Restricted Stock Plan (the “2008 Plan”), which entitled officers, employees, consultants and directors of the Company to receive grants of restricted stock of the Company’s common stock. This 2008 Plan is administered by the Board or a committee of the Board. A holder of restricted stock, awarded under the Plan, shall have the same voting and dividend rights as the Company’s other common stockholders in relation to those shares.

Prior to closing of the Company’s initial public offering in November 2013, this Plan was frozen such that new awards will no longer be issued thereunder. However, any outstanding awards issued prior to the Plan being frozen shall continue to remain outstanding and extend beyond the date the Plan was frozen. Any future equity incentive awards will be granted under the new 2013 Long Term Incentive Plan entered into prior to the closing of the Company’s initial public offering.

In 2013, the Company granted 60,000 shares under the 2008 Plan, with a weighted average value of $10.00 per share, to the Chief Executive of the Company on March 31, 2013 and between April 7, 2013 and April 11, 2013 a further 42,117 shares were granted to the officers and management of the Company with a weighted average value of $10.04 per share. All these shares vest on the third anniversary of the grant date. The fair value of the restricted stock is calculated by multiplying the number of shares by the deemed calculated share value at the grant date.

During the year to December 31, 2013, 258,000 shares of those previously awarded under the 2008 Plan vested with a total fair value of $6,950,520. A further 61,350 shares awarded under the 2008 Plan vested during the year to December 31, 2014 at a fair value of $1,802,463.

Navigator Holdings Ltd.

Notes to the Consolidated Financial Statements (Continued)

December 31, 2012, 2013 and 2014

Using the straight-line method of expensing the restricted stock grants, the weighted average estimated value of the shares calculated at the date of grant is recognized as compensation costs in the Statement of Income over the period to the vesting date.

During 2014, the Company recognized $728,616 in share-based compensation costs (2013: $728,589) recognized in general and administrative costs. At December 31, 2014, there was a total of $686,170 unrecognized compensation costs relating to the expected future vesting of share-based awards (December 31, 2013: $948,311) which are expected to be recognized over a weighted average period of 0.88 years (December 31, 2013: 1.53 years).

Restricted share grant activity for the years ended December 31, 2013 and December 31, 2014 was as follows:

	Number of non- vested restricted shares	Weighted average grant date fair value	Weighted average remaining contractual term	Aggregate intrinsic value
Balance as of January 1, 2012	439,350	$5.37	1.42 years	$3,661,250
Granted	80,298	7.44
Vested	(150,000)	5.50

Balance as of December 31, 2012	369,648	$5.76	0.93 years	$3,696,480
Granted	102,117	10.00
Vested	(258,000)	5.26

Balance as of December 31, 2013	213,765	$8.40	1.53 years	$5,758,829
Granted	19,848	23.50
Vested	(61,350)	6.39

Balance as of December 31, 2014	172,263	$8.50	0.88 years	$3,627,859

The 2013 Long Term Incentive Plan (“2013 Plan”) is administered by Compensation Committee with certain decisions subject to approval of our Board. The maximum aggregate number of common shares that may be delivered pursuant to options or awards granted under the Plan is 3,000,000 shares of common stock. A holder of restricted stock, awarded under the Plan, shall have the same voting and dividend rights as the Company’s other common stockholders in relation to those shares.

On April 14, 2014, the Company granted 12,348 shares under the 2013 Plan, with a value of $24.29 per share to certain members of the Board of Directors and on November 21, 2014 a further 5,000 shares were granted to the Board of Directors with a weighted average value of $23.50. All of these shares vest on the first anniversary of the grant date.

On December 1, 2014 the company granted 2,500 shares under the 2013 Plan to officers and management of the Company with a weighted average value of $19.59 per share. These shares vest on the third anniversary of the grant date.

On April 14, 2014 the Company granted 197,055 share options under the 2013 Plan, with a weighted average value of $7.45 per share to officers and employees of the Company. On October 14, 2014 the Company granted 30,000 share options under the 2013 Plan, with a weighted average value of $6.23 per share to officers and employees of the Company. All options are not exercisable until the third anniversary of the grant date and can be exercised up to tenth anniversary of the date of grant. The fair value of each option is calculated on the date of

Navigator Holdings Ltd.

Notes to the Consolidated Financial Statements (Continued)

December 31, 2012, 2013 and 2014

grant based on the Black-Scholes valuation model using the assumptions listed in the table below. Expected volatilities are based on the historic volatility of the Company’s stock price and other factors. The Company does not currently pay dividends and it is assumed this will not change. As these are the first options granted by the Company, the expected term of option granted is anticipated to be the mid-point of the exercisable period. The risk free rate is the rate adopted from the U.S. Government Zero Coupon Bond.

Assumptions used to determine the fair value of options granted during the year ended December 31, 2014 were as follows:

Grant Date	April 14, 2014	October 14, 2014
Expected volatility	25.0%	35.0%
Expected dividend yield	0.0%	0.0%
Expected term (in years)	6.5	4 - 6.5
Risk free rate	2.17%	1.25% - 1.74%

Options granted during the year ended December 31, 2014 were as follows:

Options	Number of non- vested restricted options	Weighted average exercise price	Weighted average remaining contractual term	Aggregate intrinsic value
Balance as of January 1, 2014	—	—	—	—
Granted April 14, 2014	197,055	$24.29	9.29	—
Granted October 14, 2014	30,000	23.18	9.79	—
Forfeited during the year	(4,000)	23.18	—	—
Vested	—	—	—	—

Balance as of December 31, 2014	223,055	$24.16	9.35	—

At December 31, 2014, the Company recognized $393,689 in share-based compensation costs relating to options granted under the 2013 Plan, recognized in general and administrative costs. At December 31, 2014, there was $1,271,473 of total unrecognized compensation costs related to non-vested options under the 2013 Plan. This cost is expected to be recognized over a weighted average period of 2.35 years.

12. Commitments and Contingencies

The Company occupies office space in London, the lease for which was entered into on March 30, 2012, for a period of ten years, with a mutual break clause after five years, and paying approximately $500,000 (£321,850) per calendar year. The Company also occupies property in New York with the lease being renewed during 2012 and paying approximately $231,000 per year. The new lease is for a period of five years ending June 30, 2017.

The Company entered into agreements on April 25, 2012, to purchase up to four 21,000 cbm, semi-refrigerated ethylene-capable liquefied gas carriers to be built at Jiangnan in China for an aggregate price of approximately $200,000,000. At December 31, 2014, three of the four semi-refrigerated ethylene-capable gas carriers had been delivered, with Navigator Triton the last of the four semi-refrigerated ethylene-capable gas carriers delivered in January 2015.

Navigator Holdings Ltd.

Notes to the Consolidated Financial Statements (Continued)

December 31, 2012, 2013 and 2014

On July 18, 2013, the Company entered into agreements to construct one further 21,000 cubic meter semi-refrigerated ethylene capable gas carrier and two 22,000 cubic meter semi-refrigerated liquefied gas carriers for a combined price of approximately $138,000,000, plus options to build two further 22,000 cubic meter semi-refrigerated liquefied gas carriers, at a construction price of $44,000,000. These options were subsequently exercised. These five vessels are scheduled to be delivered between April 2015 and March 2016.

On December 20, 2013, the Company entered into a contract to construct a 35,000 cubic meter semi-refrigerated ethane capable gas carrier at a purchase price of $77,400,000 at Jiangnan for delivery in April 2016 with an option to construct three further ethane-capable vessels for $78,400,000 each. This option was exercised in April 2014. These three vessels are scheduled to be delivered between August 2016 and December 2016.

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

At December 31, 2014, 20 of the Company’s 26 operated vessels, were subject to time charters, 15 of which will expire within one year, three which will expire within one to two years, and two which will expire within nine years. The committed charter income is as follows:

2015:	$104,046,213
2016:	$28,499,776
2017:	$18,449,655
2018:	$18,449,655
2019:	$18,449,655

During 2014, four charterers contributed 39% of the operating revenue, comprising 11%, 10%, 9% and 9% (2013: three charterers contributed 30% of the operating revenue, comprising 11%, 10% and 9%).

At December 31, 2014 and 2013, all of the Company’s cash and cash equivalents and short-term investments were held by large financial institutions, highly rated by a recognized rating agency.

14. Subsequent Events

On January 9, 2015, Navigator Triton, a 21,000 cubic meter semi-refrigerated ethylene-capable gas carriers was delivered from Jiangnan shipyard in China.

On 27 January 2015, Navigator Atlas L.L.C, Navigator Europa L.L.C., Navigator Oberon L.L.C., Navigator Triton L.L.C., Navigator Umbrio L.L.C, Navigator Centauri L.L.C., Navigator Ceres L.L.C., Navigator Ceto L.L.C. and Navigator Copernico L.L.C (together, the “Borrowers”), Navigator Holdings Ltd. (the “Company”) and Navigator Gas L.L.C. (together with the Company, the “Guarantors”) entered into a secured facility agreement (the “Facility Agreement”) pursuant to which a group of lenders made available to the Borrowers a seven year term loan facility of $278,125,000 to finance or refinance the purchase of 9 vessels (the “Vessels”) constructed, or under construction, by Jiangnan Shipyard (Group) Co., Ltd.

Navigator Holdings Ltd.

Notes to the Consolidated Financial Statements (Continued)

December 31, 2012, 2013 and 2014

The Guarantors, including the Company, have guaranteed the obligations of each of the Borrowers under the Facility Agreement. The Facility Agreement was entered into in order to refinance an existing $120,000,000 facility agreement dated April 11, 2013, which was fully repaid and terminated on February 27, 2015, that financed four of the Vessels. Borrowings under the Facility Agreement shall be made to refinance or finance the purchase price of the Vessels and for the Borrowers’ general corporate and working capital purposes.