Form 20-F
period 2015-12-31
Navigator Holdings Ltd.
filed 2016-03-03
CIK 1581804

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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

55,363,467 Shares of Common Stock

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

This annual report on Form 20-F for the year ended December 31, 2015, or the “annual report,” should be read in conjunction with our consolidated financial statements and notes thereto included in this annual report. All references in this annual report to “Navigator Holdings,” “our,” “we,” “us” and the “Company” refer to Navigator Holdings PLC, an Isle of Man corporation, with regard to all periods prior to its redomiciliation in the Republic of the Marshall Islands, and to Navigator Holdings Ltd., a Marshall Islands corporation, with regard to all periods after its redomiciliation in the Republic of the Marshall Islands. All references in this annual report to our wholly-owned subsidiary “Navigator Gas L.L.C.” refer to Navigator Gas Transport PLC, an Isle of Man corporation, with regard to all periods prior to its redomiciliation in the Republic of the Marshall Islands, and to Navigator Gas L.L.C., a Marshall Islands limited liability company, with regard to all periods after its redomiciliation in the Republic of the Marshall Islands. As used in this annual report, unless the context indicates or otherwise requires, references to “our fleet” or “our vessels” include (i) 29 vessels we owned and operated as of December 31, 2015 and one newbuilding delivered to us from Jiangnan Shipyard (Group) Co. Ltd. in China, or “Jiangnan,” on January 15, 2016 (ii) four newbuildings expected to be delivered from Jiangnan between April, 2016 and November of 2016, or the “2016 newbuildings,” and (iii) one newbuilding expected to be delivered from Jiangnan and three newbuildings expected to be delivered from Hyundai Mipo Dockyard Co. Ltd, in South Korea, or “HMD,” between January and July 2017, or the “2017 newbuildings”. As used in the annual report, (i) “WLR” refers to WL Ross & Co. LLC and (ii) the “WLR Group” refers to WLR and certain of its affiliated investment funds owning shares of our common stock, collectively.

Cautionary Statement Regarding Forward Looking Statements

Statements included in this annual report concerning plans and objectives of management for future operations or economic performance, or assumptions related thereto, including our financial forecast, contain forward-looking statements. In addition, we and our representatives may from time to time make other oral or written statements that are also forward-looking statements. Such statements include, in particular, statements about our plans, strategies, business prospects, changes and trends in our business and the markets in which we operate as described in this annual report. In some cases, you can identify the forward-looking statements by the use of words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Forward-looking statements appear in a number of places in this annual report. These risks and uncertainties include, but are not limited to:

•	future operating or financial results;

•	pending acquisitions, business strategy and expected capital spending;

•	operating expenses, availability of crew, number of off-hire days, drydocking requirements and insurance costs;

•	general market conditions and shipping market trends, including charter rates and factors affecting supply and demand;

•	our financial condition and liquidity, including our ability to obtain additional financing in the future to fund capital expenditures, acquisitions and other corporate activities;

•	estimated future capital expenditures needed to preserve our capital base;

•	our expectations about the receipt of our eight newbuildings, and the timing of the receipt thereof;

•	our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or the useful lives of our vessels;

•	our continued ability to enter into long-term, fixed-rate time charters with our customers;

•	changes in governmental rules and regulations or actions taken by regulatory authorities;

i

•	potential liability from future litigation;

•	our expectations relating to the payment of dividends;

•	our expectation that in 2016 we will begin providing in-house technical management for one or more vessels in our fleet; and

•	other factors discussed in Item 3—Risk Factors of this annual report.

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

The following table presents selected historical financial data for the years ended December 31, 2011, 2012, 2013, 2014 and 2015 which has been derived from our audited consolidated financial statements included elsewhere in this annual report, and should be read together with and qualified in its entirety by reference to such audited consolidated financial statements.

In connection with the preparation of our consolidated financial statements for the year ended December 31, 2015, we identified an immaterial error in the treatment of interest costs in relation to vessel newbuildings. Certain amounts recorded as an interest expense should have been capitalized, rather than expensed. The error resulted in a prior overstatement of interest expense and an understatement of net income, book values of vessels under construction and vessels in operation, retained earnings and total stockholders’ equity for the years ended December 31, 2012, 2013 and 2014 and the interim periods within the years, as well as the first three quarters of 2015, in the related financial statements. We have amended the financial statements to correct such items, and the following selected financial data as of and for the years ended December 31, 2012, 2013 and 2014 has been revised accordingly in accordance with accounting guidance presented in ASC 250, SEC Staff Accounting Bulletin No. 99 Materiality and Staff Accounting Bulletin 108 considering the effects of prior year misstatements when quantifying misstatements in current year financial statements. We assessed the materiality of the error and concluded that it was not material to any of our previously issued financial statements taken as a whole. Please read Note 2 (Summary of Significant Accounting Policies) to the audited historical consolidated financial statements.

The following table should be read together with “Item 5—Operating and Financial Review and Prospects.” The selected historical financial data reflects the earnings per share and dividends per share impact of our 3-for-1 stock split that was effected in the form of a stock dividend on October 29, 2013.

	Navigator Holdings
	Year Ended December 31,
	2011	2012	2013	2014	2015
	(in thousands, except per share data, fleet data and average daily results)
Income Statement Data:
Revenue	$88,875	$146,716	$238,338	$304,875	$315,223
Operating expenses:
Address and brokerage commissions	2,664	4,234	5,473	6,697	6,995
Voyage expenses	17,661	27,791	49,336	45,003	33,687
Costs of cargo sold	—	—	4,255	—	—
Charter-in costs	344	11,288	6,834	9,111	—
Vessel operating expenses	22,939	32,826	56,030	70,198	78,842
Depreciation and amortization	18,678	24,180	36,608	45,809	53,453
General and administrative costs	4,232	5,273	6,147	10,335	11,011
Other corporate expenses	1,166	1,402	3,496	2,260	2,553
Profit on sale of vessel	—	—	—	—	(550)
Vessel write down following collision	—	—	—	—	10,500
Insurance recoverable from vessel repairs	—	—	—	—	(9,892)

Total operating expenses	67,684	106,994	168,179	189,413	186,599

	Navigator Holdings
	Year Ended December 31,
	2011	2012	2013	2014	2015
	(in thousands, except per share data, fleet data and average daily results)
Operating income	$21,191	$39,722	$70,159	$115,462	$128,624

Net interest expense	2,433	8,312	27,464	26,821	29,730

Income before income taxes	$18,758	$31,410	$42,695	$88,641	$98,894
Income taxes	108	515	506	904	800

Net income	$18,650	$30,895	$42,189	$87,737	$98,094

Earnings per share:
Basic	$0.60	$0.83	$0.92	$1.59	$1.77
Diluted	$0.60	$0.83	$0.92	$1.58	$1.76
Dividends per share:
Basic and diluted	$0.31	$0.06	$—	$—	$—
EBITDA(1)	$39,869	$63,902	$106,767	$161,271	$182,077
Balance Sheet Data (at end of period):
Cash and cash equivalents	$26,734	$140,870	$194,740	$62,526	$87,779
Total assets	524,793	832,613	1,326,790	1,375,290	1,570,644
Total liabilities	152,765	384,431	604,574	564,726	660,553
Total shareholders’ equity	372,028	448,182	722,216	810,564	910,091
Cash Flows Data:
Net cash provided by operating activities	$44,982	$55,321	$80,015	$133,114	$149,554
Net cash used in investing activities	(85,577)	(203,148)	(457,503)	(231,874)	(205,856)
Net cash provided by financing activities	51,086	261,963	431,358	(33,454)	81,555
Fleet Data:
Weighted average number of vessels(2)	8.3	12.7	19.6	24.8	27.8
Ownership days(3)	3,033	4,663	7,168	9,051	10,135
Available days(4)	3,033	4,663	7,044	8,906	9,865
Operating days(5)	2,955	4,641	6,544	8,666	9,298
Fleet utilization(6)	97.4%	99.5%	92.9%	97.3%	94.3%
Average Daily Results:
Time charter equivalent rate(7)	$24,098	$25,627	$28,262	$29,988	$30,280
Daily vessel operating expenses(8)	$7,632	$7,916	$8,115	$8,068	$7,779

(1)	EBITDA represents net income before net interest expense, income taxes and depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to consolidated net income or cash generated from operations, as determined by U.S. GAAP, and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is not a recognized measurement under U.S. GAAP.

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

The following table sets forth a reconciliation of net income to EBITDA for the periods presented:

	Navigator Holdings
	Year Ended December 31,
	2011	2012	2013	2014	2015
		(in thousands)
Net income	$18,650	$30,895	$42,189	$87,737	$98,094
Net interest expense	2,433	8,312	27,464	26,821	29,730
Income taxes	108	515	506	904	800
Depreciation and amortization	18,678	24,180	36,608	45,809	53,453

EBITDA	$39,869	$63,902	$106,767	$161,271	$182,077

(2)	We calculate the weighted average number of vessels during a period by dividing the number of total ownership days during that period by the number of calendar days during that period.
(3)	We define ownership days as the aggregate number of days in a period that each vessel in our fleet has been owned by us. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenue and the amount of expenses that we record during a period.
(4)	We define available days as ownership days less aggregate off-hire days associated with scheduled maintenance, which includes drydockings, vessel upgrades or special or intermediate surveys. We use available days to measure the aggregate number of days in a period that our vessels should be capable of generating revenues.
(5)	We define operating days as available days less the aggregate number of days that our vessels are off-hire for any reason other than scheduled maintenance. We use operating days to measure the aggregate number of days in a period that our vessels actually generate revenues.
(6)	We calculate fleet utilization by dividing the number of operating days during a period by the number of available days during that period. An increase in non-scheduled off-hire days would reduce our operating days, and therefore, our fleet utilization. We use fleet utilization to measure our ability to efficiently find suitable employment for our vessels.
(7)	Time charter equivalent rate, or “TCE rate,” is a measure of the average daily revenue performance of a vessel. TCE rate is a shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., time charters, voyage charters and contracts of affreightment, or “COAs”) under which the vessels may be employed between the periods. Our method of calculating TCE rate is to divide operating revenue (net of voyage expenses) by operating days for the relevant time period.
(8)	Daily vessel operating expenses are calculated by dividing vessel operating expenses by ownership days (excluding ownership days for chartered-in vessels) for the relevant time period.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

The charter rates we receive will be dependent upon, among other things:

•	changes in the supply of vessel capacity for the seaborne transportation of liquefied gases, which is influenced by the following factors:

•	the number of newbuilding deliveries and the ability of shipyards to deliver newbuildings by contracted delivery dates and capacity levels of shipyards;

•	the scrapping rate of older vessels;

•	port and canal congestion; and

•	the number of vessels that are out of service, including due to vessel casualties, repairs and drydockings.

•	changes in the level of demand for seaborne transportation of liquefied gases, which is influenced by the following factors:

•	the level of production of liquefied gases in net export regions such as Russia, North America, the Middle East and Africa;

•	the level of demand for liquefied gases in net import regions such as Asia, Europe, Latin America and India;

•	the level of internal demand for petrochemicals to supply integrated petrochemical facilities in net export regions;

•	a reduction in global or general industrial activity specifically in the plastics and chemical industry;

•	the prices of alternative fuels;

•	changes in the cost of petroleum and natural gas from which liquefied gases are derived;

•	prevailing global and regional economic conditions;

•	political changes and armed conflicts in the regions traveled by our vessels and the regions where the cargoes we carry are produced or consumed that interrupt production, trade routes or consumption of liquefied gases and the products made therefrom;

•	developments in international trade;

•	the distances between exporting and importing regions over which liquefied gases are to be moved by sea;

•	infrastructure to support seaborne liquefied gases, including pipelines, railways and terminals;

•	the availability of alternative transportation means;

•	changes in seaborne and other transportation patterns;

•	changes in liquefied gas carrier prices; and

•	changes in environmental and other regulations that may limit the production or consumption of liquefied gases or the useful lives of vessels.

Adverse changes in any of the foregoing factors could have an adverse effect on our revenues, profitability, liquidity, cash flow and financial position.

We are partially dependent on voyage charters in the spot market, and any decrease in spot charter rates in the future may adversely affect our earnings.

We currently own and operate a fleet of 30 vessels. Of those, 12 vessels are employed in the spot market, exposing us to fluctuations in spot market charter rates.

We may employ additional vessels that we may charter-in or acquire in the future in the spot market, including the eight newbuildings we expect will be delivered to us by July 2017. Although spot chartering is common in our industry, the spot market may fluctuate significantly. The successful operation of our vessels in the competitive spot market depends upon, among other things, obtaining profitable spot charters and minimizing, to the extent possible, time spent waiting for charters and time spent traveling in ballast and to pick up cargo. If future spot charter rates decline, we may be unable to operate our vessels trading in the spot market profitably or meet our obligations, including payments on indebtedness. Furthermore, as charter rates for spot charters are fixed for a single voyage which may last up to several weeks, during periods in which spot charter rates are rising, we will generally experience delays in realizing the benefits from such increases.

We may be unable to charter our vessels at attractive rates, which would have an adverse impact on our business, financial condition and operating results.

Payments under our charters represent substantially all of our operating cash flow. Our time charters expire on a regular basis. Furthermore, we anticipate receiving at least eight newbuildings by July 2017 as a result of our acquisition of the newbuildings, of which four are not currently subject to charters. If demand for liquefied gas carriers has declined at the time that our charters expire or vessels are received, we may not be able to charter our vessels at favorable rates or at all. If more vessels are added to the overall fleet through newbuilding programmes, charter rates may reduce. In addition, while longer-term charters would become more attractive to us at a time when charter rates are declining, our customers may not want to enter into longer-term charters in such an environment. As a result, if our charters expire or vessels are received at a time when charter rates are declining, we may have to accept charters with lower rates or shorter terms than would be desirable. Furthermore, we may be unable to charter our vessels immediately after the expiration of their charters or after their receipt, resulting in periods of non-utilization for our vessels. Our inability to charter our vessels at favorable rates or terms or at all would adversely impact our business, financial condition and operating results. Please read “Item 4—Information on the Company—Business Overview—Our Fleet.”

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

Our growth depends on continued growth in world and regional demand for liquefied gases and the seaborne transportation of liquefied gases, each of which could be adversely affected by a number of factors, such as:

•	increases in the demand for industrial and residential natural gas in areas linked by pipelines to producing areas, or the conversion of existing non-gas pipelines to natural gas pipelines in those markets;

•	increases in demand for chemical feedstock’s in net exporting regions;

•	decreases in the consumption of petrochemical gases;

•	decreases in the consumption of liquefied petroleum gas, or “LPG,” due to increases in its price relative to other energy sources or other factors making consumption of liquefied gas less attractive;

•	the availability of competing, alternative energy sources, transportation fuels or propulsion systems;

•	decreases in demand for liquefied gases resulting from changes in feedstock capabilities of petrochemical plants in net importing regions;

•	changes in the relative values of hydrocarbon and liquefied gases;

•	a reduction in global industrial activity, especially in the plastics and petrochemical industries, particularly in regions with high demand growth for liquefied gas, such as Asia;

•	adverse global or regional economic or political conditions, particularly in liquefied gas exporting or importing regions, which could reduce liquefied gas shipping or energy consumption;

•	changes in governmental regulations, such as the elimination of economic incentives or initiatives designed to encourage the use of liquefied gases over other fuel sources; or

•	decreases in the capacity of petrochemical plants and crude oil refineries worldwide or the failure of anticipated new capacity to come online.

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

The market value of liquefied gas carriers fluctuates. While the market values of our vessels have increased since the recent economic slowdown, they still remain below the historic high levels prior to the economic slowdown. In addition, they are subject to the potential significant fluctuations depending on a number of factors including, among other things: general economic and market conditions affecting the shipping industry, shipyard capacity and the cost of newbuildings, prevailing charter rates, competition from other shipping companies, other modes of transportation, other types, sizes and age of vessels and applicable governmental regulations.

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

We estimate that drydocking expenditures can cost up to $2.0 million per vessel per drydocking, although these expenditures could vary significantly from quarter to quarter and year to year and could increase as a result of changes in:

•	the location and required repositioning of the vessel;

•	the cost of labor and materials;

•	customer requirements;

•	the size of our fleet;

•	the cost of replacement vessels;

•	the length of charters;

•	the age of our fleet;

•	governmental regulations and maritime self-regulatory organization standards relating to safety, security or the environment; and

•	competitive standards.

Furthermore, we intend to make substantial capital expenditures to increase the size of our fleet. Following the delivery of the newbuilding Navigator Ceto in January 2016, we have eight newbuildings, expected to be delivered by July 2017, for an aggregate of $509.2 million, comprised of one 22,000 cbm 2016 newbuilding from Jiangnan Shipyard, China for $43.9 million, three 2016 and one 2017 35,000 cbm newbuildings from Jiangnan for an average of $78.2 million per vessel, two 22,000 cbm 2017 newbuildings from HMD for $51.0 million per vessel and one 38,000 cbm 2017 newbuilding from HMD for $50.5 million.

We have fully financed the construction of Navigator Ceto and the 22,000 cbm and 35,000 cbm 2016 and 2017 newbuildings with debt financing. We plan to use cash on hand, together with future credit facilities, to fund the construction of the 38,000 cbm 2017 newbuilding.

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

Any existing vessel or newbuilding we acquire (including the 2016 newbuildings and the 2017 newbuildings, of which four are not currently subject to charters) may not be profitable at or after the time of acquisition or delivery and may not generate cash flow sufficient to cover the cost of acquisition. Market conditions at the time of delivery of any newbuildings may be such that charter rates are not favorable and the revenue generated by such vessels is not sufficient to cover their purchase prices.

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

We may pursue strategic acquisitions or investment opportunities we believe complementary to our core business of owning and operating handysize liquefied gas carriers and the transportation of LPG, petrochemical gases and ammonia. Such ventures may include, but are not limited to operating liquefied gas carriers in different size categories, expanding the types of cargo we carry and/or ventures involved in the distribution, mixing and/or storage of liquefied gas cargoes. While we have general knowledge and experience in the seaborne transportation services industry, we have no meaningful operating history outside of the ownership and operation of handysize liquefied gas carriers and the transportation of LPG, petrochemical gases and ammonia.

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

Petróleos de Venezuela S.A., or “PDVSA,” is a state-owned corporation of the Bolivarian Republic of Venezuela. PDVSA currently employs three of our vessels. PT Pertamina (Persero), or “Pertamina,” is a state-owned corporation of the Republic of Indonesia. Pertamina also currently employs three of our vessels. Collectively, our charters with PDVSA and Pertamina generated approximately 20.0% of our revenues for the year ended December 31, 2015. Our vessels that are chartered to Pertamina and PDVSA are subject to various risks, including (i) loss of revenue, property or equipment as a result of expropriation, nationalization, changes in laws, exchange controls, war, insurrection, civil unrest, strikes or other political risks, (ii) being subject to foreign laws and legal systems and the exclusive jurisdiction of Venezuelan or Indonesian courts or tribunals and (iii) the unilateral renegotiation of contracts and changes in laws and policies governing the operations of foreign companies in Venezuela or Indonesia. In addition, if a contract dispute arises it may be difficult for us to enforce our contractual rights against either Pertamina or PDVSA, as it may claim sovereign immunity against judgments from foreign courts. As a result, we are subject to significant economic uncertainty associated with doing business with state-owned corporations. We cannot predict how government policies may change under the current or any future Venezuelan or Indonesian administration, and future government policies could have a substantial adverse impact on our business, financial condition and operating results.

We depend to a significant degree upon third-party managers to provide technical management services for our fleet.

We subcontract the majority of the technical management of our fleet, including crewing, maintenance and repair, to third-party technical managers, Bernhard Schulte Ship Management, or “BSSM,” Northern Marine Management Ltd., or “NMM,” and Thome Ship Management Pte Ltd, or “Thome.” Our technical managers, in turn, contract with one or more manning agents for the provision of crews for our vessels. Although we have subcontracted the technical management of portions of our fleet to BSSM since 2001, NMM since 2009 and Thome since 2015, our agreements with them are subject to annual renewal and may be terminated by us or our technical managers with three months’ notice. The loss of services of one or all of our technical managers or a failure to perform their obligations could have an adverse effect on our business, financial condition and operating results. Although we may have rights against our technical managers if they were to default on their obligations, shareholders will have no recourse against our technical managers. In addition, if we were to lose the services of one or all of our technical managers, we cannot guarantee that we will be able to find replacement technical managers on terms as favorable as those currently in place.

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

We expect that in 2016 we will begin providing in-house technical management, for the first time, for at least one vessel in our fleet

We have not in the past provided in-house technical management for any vessel in our fleet. Providing in-house technical management for any vessel in our fleet may impose significant additional responsibilities on our management and staff. Further, because we have no prior experience providing technical management in-house, our technical managers may encounter challenges as we establish and refine our technical management system.

Some charterers may not charter our vessels if they do not accept our in-house technical managers as qualified technical managers or if they require the technical management of vessels to be performed by third party technical managers. Furthermore, some charterers may require technical managers to have a minimum of two years of experience with managing a vessel’s on-board safety management systems. We will provide in-house technical management for a vessel in our fleet only if the charterer so agrees. Similarly, certain ports may not allow our vessels that are managed by technical in-house managers into their terminals to load or discharge cargoes. If we are not successful with respect to any vessel for which we may provide technical management in-house, our reputation and ability to charter vessels may be negatively impacted, which could materially and adversely affect our business, financial condition and operating results.

A fluctuation in fuel prices may adversely affect our charter rates for time charters and our cost structure for voyage charters and COAs.

The price and supply of bunker fuel are unpredictable and fluctuate based on events outside our control, including geopolitical developments, supply and demand for oil, actions by members of the Organization of the Petroleum Exporting Countries and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns and regulations. A significant portion of our revenues are generated by time charters, the terms of which require our customers to incur the cost of bunker fuel. During 2015 fuel prices declined to their lowest levels since 2005. Bunker fuel prices have continued to decline in 2016. However, if the fuel price increases our customers may be less willing in the future to enter into charters under which they bear the full risk of price increases or may shorten the periods for which they are willing to make such commitments. Under voyage charters and COAs, we bear the cost of bunker fuel used to power our vessels. In the future, we may experience an increase in bunker fuel prices that would correspondingly increase our voyage expenses under each of our voyages charters and COAs, which would adversely affect our profitability.

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

Furthermore, a future economic slowdown could have an impact on our customers and/or suppliers including, among other things, causing them to fail to meet their obligations to us. Similarly, a future economic slowdown could affect lenders participating in our secured term loan and revolving credit facilities, making them unable to fulfill their commitments and obligations to us. Any reductions in activity owing to such conditions or failure by our customers, suppliers or lenders to meet their contractual obligations to us could adversely affect our business, financial condition and operating results.

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

Our vessels consist of a number of sets of sister ships, ranging from two vessels to six vessels, and our newbuildings also consist of sets of sister ships. The vessels in each set of sister ships were or will be built based on standard designs and are uniform in all material respects. Any latent design defects in one of the sister ships would likely affect all of its respective sister ships. We cannot assure you that latent defects will not be discovered in any of these vessels. In addition, all vessels that are sister ships have the same or similar equipment as all other such vessels. As a result, any equipment defect discovered in one vessel may affect one or all of the vessels that are sister ships with that vessel. Any disruptions in the operation of the vessels in our fleet, resulting from any such defects could adversely affect our business, financial condition and operating results.

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

Our operations are affected by extensive and changing environmental protection laws and other regulations and international treaties and conventions, including those relating to equipping and operating vessels and vessel safety. These regulations include the U.S. Oil Pollution Act of 1990, or “OPA 90,” the U.S. Clean Water Act, the U.S. Maritime Transportation Security Act of 2002 and regulations of the International Maritime Organization, or “IMO,” including the International Convention on Civil Liability for Oil Pollution Damage of 1969, as from time to time amended and generally referred to as the CLC, the IMO International Convention for the Prevention of Pollution from Ships of 1975, as from time to time amended and generally referred to as MARPOL, the International Convention for the Prevention of Marine Pollution of 1973, the IMO International Convention for the Safety of Life at Sea of 1974, as from time to time amended and generally referred to as SOLAS, the IMO International Convention on Load Lines of 1966, as from time to time amended, the International Management Code for the Safe Operation of Ships and for Pollution Prevention, or the “ISM Code,” the International Convention on Civil Liability for Bunker Oil Pollution Damage, generally referred to as the Bunker Convention, and the European Union 2015 Regulation on the monitoring, reporting, and verification of carbon dioxide emissions from maritime transport. We have incurred, and expect to continue to incur, substantial expenses in complying with these laws and regulations, including expenses for vessel modifications and changes in operating procedures. Additional laws and regulations may be adopted that could limit our ability to do business or further increase costs, which could harm our business. In addition, failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of operations. We may become subject to additional laws and regulations if we enter into new markets or trades.

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

Acts of piracy have historically affected ocean going vessels trading in regions of the world such as the South China Sea, the Gulf of Aden off the coast of Somalia, and West Africa. If such piracy attacks result in regions in which our vessels are deployed being named on the Joint War Committee Listed Areas, war-risk insurance premiums payable for such coverage could increase significantly and such insurance coverage might become more difficult to obtain. In addition, crew costs, including costs that may be incurred to the extent we employ on-board security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, hijacking as a result of an act of piracy against our vessels, or an increase in cost or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition and results of operations.

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

Restrictive covenants in our secured term loan facilities and revolving credit facility impose, and any future debt facilities will impose, financial and other restrictions on us.

The secured term loan facilities and revolving credit facility impose, and any future debt facility will impose, operating and financial restrictions on us. The restrictions in the existing secured term loan facilities and revolving credit facility may limit our ability to, among other things:

•	pay dividends out of operating revenues generated by the vessels securing indebtedness under the facility, redeem any shares or make any other payment to our equity holders, if there is a default under any secured term loan facility or revolving credit facility;

•	incur additional indebtedness, including through the issuance of guarantees;

•	create liens on our assets;

•	sell our vessels;

•	merge or consolidate with, or transfer all or substantially all our assets to, another person;

•	change the flag, class or management of our vessels; and

•	enter into a new line of business.

The secured term loan facilities and revolving credit facility require us to maintain various financial ratios. These include requirements that we maintain specified maximum ratios of net debt to total capitalization, that we maintain specified minimum levels of cash and cash equivalents (including undrawn lines of credit with maturities greater than 12 months), that we maintain specified minimum ratios of consolidated earnings before interest, taxes, depreciation and amortization (consolidated EBITDA), to consolidated interest expense and that we maintain specified minimum levels of collateral coverage. Under our secured term loan facilities, if at any time the aggregate fair market value of (i) the vessels subject to a mortgage in favor of our lenders and (ii) the value of any additional collateral we grant to the lenders is less than 135% of the outstanding principal amount under the secured term loan facilities and any commitments to borrow additional funds, our lenders may require us to provide additional collateral. Upon notice from our lenders that additional collateral is required, we will have 30 days to either provide collateral that is acceptable to the lenders, cancel remaining commitments to lend and/or prepay outstanding debt in an amount to maintain the minimum collateral coverage ratio. See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Secured Term Loan Facilities and Revolving Credit Facility—Financial Covenants.” The failure to comply with such covenants would cause an event of default that could materially adversely affect our business, financial condition and operating results.

Because of these covenants, we may need to seek permission from our lenders in order to engage in some corporate actions. Our lenders’ interests may be different from ours, and we may not be able to obtain our lenders’ permission when needed. This may limit our ability to finance our future operations and make acquisitions or pursue business opportunities. See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Secured Term Loan Facilities and Revolving Credit Facility.”

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

We may enter into interest rate swaps for purposes of managing our exposure to fluctuations in interest rates applicable to indebtedness under our secured term loan facilities and revolving credit facility which were advanced at floating rates based on LIBOR. Our hedging strategies, however, may not be effective and we may incur substantial losses if interest rates move materially differently from our expectations.

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

The WLR Group, our principal shareholder, owned approximately 39.5% of our common stock, as of December 31, 2015. The WLR Group may exert considerable influence on the outcome of matters on which our shareholders are entitled to vote, including the election of our directors to our board of directors and other significant corporate actions. The interests of the WLR Group may be different from your interests.

We are a holding company, and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations.

We are a holding company and our subsidiaries conduct all of our operations and own all of our operating assets. We have no significant assets other than the equity interests in our subsidiaries. As a result, our ability to satisfy our financial obligations depends on our subsidiaries and their ability to distribute funds to us. The ability of a subsidiary to make these distributions could be affected by a claim or other action by a third party, including a creditor, or by the Republic of the Marshall Islands law, which regulates the payment of dividends by companies. In addition, under the secured term loan facilities, Navigator Gas L.L.C., our wholly-owned subsidiary, and our vessel-owning subsidiaries that are parties to the secured term loan facilities and revolving credit facility may not make distributions to us out of operating revenues from vessels securing indebtedness thereunder, redeem any shares or make any other payment to our shareholders if an event of default has occurred and is continuing. Please read “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Secured Term Loan Facilities and Revolving Credit Facility.” The inability of our subsidiaries to make distributions to us would have an adverse effect on our business, financial condition and operating results.

Risks Relating to Our Common Stock

We may issue additional equity securities without your approval, which would dilute your ownership interests.

We may issue additional shares of common stock or other equity or equity-linked securities without the approval of our shareholders, subject to certain limited approval requirements of the NYSE. In particular, we may finance all or a portion of the acquisition price of future vessels, including newbuildings, that we agree to purchase through the issuance of additional shares of common stock. Our amended and restated articles of incorporation, which became effective on November 5, 2013, authorize us to issue up to 400,000,000 shares of common stock, of which 55,363,467 shares were outstanding as of December 31, 2015. The issuance by us of additional shares of common stock or other equity or equity-linked securities of equal or senior rank will have the following effects:

•	our shareholders’ proportionate ownership interest in us will decrease;

•	the relative voting strength of each previously outstanding share may be diminished; and

•	the market price of the common stock may decline.

Future sales of our common stock could cause the market price of our common stock to decline.

Sales of a substantial number of our shares of common stock in the public market, or the perception that these sales could occur, may depress the market price for our common stock. These sales could also impair our ability to raise additional capital through the sale of our equity securities in the future. The WLR Group, our principal shareholder, owned approximately 39.5% of our common stock, as of December 31, 2015. In the future, the WLR Group may elect to sell large numbers of shares from time to time.

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

As a public company in the United States, we are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the “Exchange Act,” and the Sarbanes-Oxley Act of 2002, or the

“Sarbanes-Oxley Act,” the listing requirements of the NYSE and other applicable securities rules and regulations. As we are no longer an “emerging growth company” under the Jumpstart Our Business Act, or the “JOBS Act,” there are additional compliance and regulations that have increased our legal and financial compliance costs, made some activities more difficult, time-consuming or costly and placed greater demand on our systems and resources. The Exchange Act requires that we file annual and current reports with respect to our business, financial condition and results of operations. The Sarbanes-Oxley Act requires, among other things, that we establish and maintain effective internal controls and procedures for financial reporting. We have made, and will continue to make, changes to our internal controls and procedures for financial reporting and accounting systems to meet our reporting obligations as a public company. However, the measures we continue to take may not be sufficient to satisfy our obligations as a public company.

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

We are a “foreign private issuer,” as such term is defined in Rule 405 under the Securities Act of 1933, as amended, and therefore, we are not required to comply with all the periodic disclosure and current reporting requirements of the Exchange Act and related rules and regulations. Under Rule 405, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2016.

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

We will be subject to taxes.

We and our subsidiaries will be subject to tax in the jurisdictions in which we are organized or operate. In computing our tax obligations in these jurisdictions, we are required to take various tax accounting and reporting positions on matters that are not entirely free from doubt and for which we have not received rulings from the governing authorities. Upon review of these positions the applicable authorities may disagree with our positions. A successful challenge by a tax authority could result in additional tax imposed on us or our subsidiaries. In addition, changes in our operations or ownership could result in additional tax being imposed on us or our subsidiaries in jurisdictions in which operations are conducted.

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

Based on our current and projected method of operation we believe that we were not a PFIC for any taxable year, and we expect that we will not be treated as a PFIC for the current or any future taxable year. We believe that more than 25.0% of our gross income for each taxable year was or will be non-passive income, and more than 50.0% of the average value of our assets for each such year was or will be held for the production of such non-passive income. This belief is based on certain valuations and projections regarding our assets, income and charters, and its validity is conditioned on the accuracy of such valuations and projections. While we believe such valuations and projections to be accurate, the shipping market is volatile and no assurance can be given that our assumptions and conclusions will continue to be accurate at any time in the future.

Moreover, there are legal uncertainties involved in determining whether the income derived from our time-chartering activities constitutes rental income or income derived from the performance of services. In Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009), the United States Court of Appeals for the Fifth Circuit, or the “Fifth Circuit,” held that income derived from certain time-chartering activities should be treated as rental income rather than services income for purposes of a provision of the Internal Revenue Code of 1986, as amended, or the “Code,” relating to foreign sales corporations. In that case, the Fifth Circuit did not address the definition of passive income or the PFIC rules; however, the reasoning of the case could have implications as to how the income from a time charter would be classified under such rules. If the reasoning of the case were extended to the PFIC context, the gross income we derive from our time-chartering activities may be treated as rental income, and we would likely be treated as a PFIC. In published guidance, the Internal Revenue Service, or “IRS,” stated that it disagreed with the holding in Tidewater, and specified that time charters similar to those at issue in that case should be treated as service contracts. We have not sought, and we do not expect to seek, an IRS ruling on the treatment of income generated from our time-chartering activities. As a result, the IRS or a court could disagree with our position. No assurance can be given that this result will not occur. In addition, although we intend to conduct our affairs in a manner to avoid being classified as a PFIC with respect to each taxable year, we cannot assure shareholders that the nature of our operations will not change in the future and that we will not become a PFIC in the future. If the IRS were to determine that we are or have been a PFIC for any taxable year (and regardless of whether we remain a PFIC for subsequent taxable years), our U.S. shareholders would face adverse U.S. federal income tax consequences. Please read “Item 10—Additional Information—Taxation—Material U.S. Federal Income Tax Consequences—U.S. Federal Income Taxation of U.S. Holders and—Distributions—PFIC Status and Significant Tax Consequences” for a more detailed discussion of the U.S. federal income tax consequences to U.S. shareholders if we are treated as a PFIC.

We may have to pay tax on U.S. source income, which would reduce our cash flow.

Under the Code, “U.S. source gross transportation income” (as defined below) generally is subject to a 4.0% U.S. federal income tax without allowance for deduction of expenses, unless an exemption from tax applies under a tax treaty or Section 883 of the Code and the Treasury Regulations promulgated thereunder. U.S. source gross transportation income consists of 50.0% of the gross transportation income of a vessel owning or chartering corporation, such as ourselves that is attributable to transportation that either begins or ends, but that does not both begin and end, in the United States.

If a non-U.S. corporation satisfies the requirements of Section 883 of the Code and the Treasury Regulations thereunder, it will not be subject to the 4.0% U.S. federal income tax referenced above on its U.S. source gross transportation income. The Section 883 exemption does not apply to income attributable to transportation that both begins and ends in the United States.

We believe that we satisfied the requirements to qualify for an exemption from U.S. tax on our U.S. source gross transportation income imposed by Section 883 of the Code for 2014 and 2015, and that we will be able to satisfy those requirements for 2016 and future taxable years provided that our common stock satisfies certain listing and trading requirements and not more than 50.0% of our common stock is owned, or is deemed to be owned by operation of certain attribution rules, for more than half of the days of such year, by 5.0% shareholders. The composition of owners of our common stock, including the quantity a shareholder may purchase in a given year, and the trading volumes of our common stock, are beyond our control. As a result, there can be no assurance that we can satisfy this stock ownership requirement for the current or any future year, in which case we would likely not qualify for an exemption under Section 883 for such year. If we fail to qualify for this exemption in any taxable year, U.S. source gross transportation income earned by us and our subsidiaries will generally be subject to a 4.0% U.S. federal income tax. For a more detailed discussion of Section 883 of the Code, the rules relating to exemptions under Section 883 and our ability to qualify for an exemption, please read Item 4B “Business—Taxation of the Company—U.S. Taxation.”

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

Our fleet consists of 38 vessels, including eight newbuilding vessels scheduled for delivery by July 2017. Of the 38 vessels, 33 are semi- or fully-refrigerated liquefied handysize gas carriers, four are midsize 35,000 cbm ethylene capable semi-refrigerated liquefied gas carrier newbuilding expected to be delivered by January 2017 and one is a 38,000 cbm fully refrigerated gas carrier newbuilding expected to be delivered by July 2017. We define handysize as liquefied gas carriers between 15,000 and 24,999 cbm, including three of our newbuilding vessels expected to be delivered by March 2017. Our handysize liquefied gas carriers can accommodate medium- and long-haul routes that may be uneconomical for smaller vessels and can call at ports that are unable to support larger vessels due to limited onshore capacity, absence of fully-refrigerated loading infrastructure and/or vessel size restrictions.

We entered into agreements with Jiangnan in China to construct four 22,000 cbm semi-refrigerated liquefied gas carriers—two of which were delivered during 2015 and one in January 2016 and four 35,000 cbm semi-refrigerated ethylene-capable liquefied gas carriers. We also entered into agreements with HMD, in South Korea to build two 22,000 cbm semi-refrigerated liquefied gas carriers for delivery between January and March 2017 and one 38,000 cbm fully refrigerated liquefied gas carrier for delivery in July 2017. We have fully financed the construction of seven of our eight newbuildings through a combination of debt and equity financings. We plan to use cash on hand together with future credit facilities to fund the construction of the 38,000 cbm 2017 newbuilding.

Three 2016 newbuildings and one 2017 newbuilding, will have a capacity of 35,000 cbm and will be among the largest ethane/ethylene carriers in the world. One of these vessels is on a ten-year fixed rate charter from delivery to carry ethane exports from the United States to Sweden for Borealis, a leading producer of polyolefins, base chemicals and fertilizers. The 38,000 cbm 2017 newbuilding, is on a ten-year fixed rate charter upon its anticipated delivery in July 2017 to carry ammonia for a leading producer of fertilizer.

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

Our vessels also carry ammonia for both ammonia traders and producers of fertilizers, a main use of ammonia for the agricultural industry.

Our Business Strategies

Our objective is to enhance shareholder value by executing the following business strategies:

•	Capitalize on the increasing demand for seaborne transportation of LPG and petrochemicals, including U.S. ethane and ethylene. We intend to use our vessels to further pursue the anticipated increases in liquefied gas transportation opportunities globally, and in particular, LPG and ethane and ethylene that we expect will result directly and indirectly from the growth in U.S. shale oil and gas production and associated liquids.

•	Maintain a flexible, customer-driven chartering strategy. We will seek to enhance our returns through a flexible vessel employment strategy that combines a base of time charters and COAs with more opportunistic, high-rate voyage charters. In addition, we will seek to further strengthen our relationships with existing customers and expand our client base by providing companies with liquefied gas transportation solutions in the form and duration they require.

•	Capitalize on backhaul and triangulation opportunities in the petrochemical market. We believe that the versatility of our fleet, in particular our ethylene-capable and semi-refrigerated vessels, enhances our ability to pursue current and emerging backhaul and triangulation opportunities as new trade routes develop, thereby maximizing utilization and enhancing profitability. To further capitalize on such opportunities, we are seeking to expand our leading ethylene-capable liquefied gas carrier position through the acquisition of our six semi-refrigerated newbuildings, four of which will be midsize ethylene-capable vessels. This represents an upsizing from our strategy of owning and operating only handysize liquefied gas carriers. We intend to seek opportunities to improve our financial results and maximize the utilization of our vessels by transporting both LPG and petrochemicals during vessel repositioning voyages and between time charters.

•	Maintain reputation for operational excellence. We believe we have established a track record in the industry of operational excellence based on our significant experience in the operation and ownership of high-specification liquefied gas carriers. We will endeavor to adhere to the highest standards with regard to reliability, safety and operational excellence.

•	Selectively grow and expand our operations. We intend to maintain our market position by growing our fleet through newbuildings and selective acquisitions of modern, high-quality vessels, as well as opportunistically expanding our business through the investment in complementary assets, including ventures that expand the types of cargo we carry and/or involve receiving, storing, partially mixing and distributing liquefied gas cargoes, should such opportunities arise.

•	Maintain a strong balance sheet with moderate leverage. We will seek to maintain modest leverage in the future by financing our growth with a balanced mix of cash from operations, debt financings and proceeds from future equity offerings. Notwithstanding the foregoing, based on prevailing conditions and our outlook for the liquefied gas carrier market, we are likely to consider incurring further indebtedness in the future.

Our Fleet

The following table sets forth our vessels:

Operating Vessel	Year Built	Vessel Size (CBM)	Ethylene Capable	Employment Status	Charter Expiration Date
Semi-refrigerated
Navigator Magellan	1998	20,700		Time charter	September 2016
Navigator Mars	2000	22,085	✓	Spot market	—
Navigator Neptune	2000	22,085	✓	Spot market	—
Navigator Pluto	2000	22,085	✓	Time charter	March 2017
Navigator Saturn	2000	22,085	✓	Spot market	—
Navigator Venus	2000	22,085	✓	Spot market	—
Navigator Aries	2008	20,750		Spot market	—
Navigator Capricorn	2008	20,750		Time charter	May 2016
Navigator Gemini	2009	20,750		Spot market	—
Navigator Pegasus	2009	22,200		Spot market	—
Navigator Phoenix	2009	22,200		Spot market	—
Navigator Scorpio	2009	20,750		Time charter	March 2016
Navigator Taurus	2009	20,750		Time charter	March 2016
Navigator Virgo	2009	20,750		Time charter	April 2016
Navigator Leo	2011	20,600		Time charter	December 2023
Navigator Libra	2012	20,600		Time charter	December 2023
Navigator Atlas	2014	21,000	✓	Spot market	—
Navigator Europa	2014	21,000	✓	Contract of affreightment	December 2016
Navigator Oberon	2014	21,000	✓	Spot market	—
Navigator Triton	2015	21,000	✓	Contract of affreightment	December 2016
Navigator Umbrio	2015	21,000	✓	Contract of affreightment	December 2016
Navigator Centauri	2015	21,000		Spot market	—
Navigator Ceres	2015	21,000		Time charter	December 2017
Navigator Ceto*	2015	21,000		Spot market	—
Fully-refrigerated
Navigator Glory	2010	22,500		Time charter	December 2016
Navigator Grace	2010	22,500		Time charter	March 2016
Navigator Galaxy	2011	22,500		Time charter	January 2017
Navigator Genesis	2011	22,500		Time charter	February 2017
Navigator Global	2011	22,500		Time charter	November 2016
Navigator Gusto	2011	22,500		Time charter	September 2016

*	Vessel delivered on January 15, 2016.

The following table presents certain information concerning our newbuildings:

Newbuilding Vessel	Year Built	Vessel Size (CBM)	Ethylene Capable	Anticipated Delivery
Semi-refrigerated
Navigator Copernico	2016	22,000		April 2016
Navigator Aurora	2016	35,000	✓	June 2016
Navigator Eclipse	2016	35,000	✓	September 2016
Navigator Nova	2016	35,000	✓	October 2016
Navigator Prominence	2016	35,000	✓	January 2017
Navigator Yauza	2017	22,000		January 2017
Navigator Luga	2017	22,000		March 2017
H8234	2017	38,000		July 2017

Our operations in Indonesia are subject, among other things, to the Indonesian Shipping Act. That law generally provides that in order for certain vessels involved in Indonesian cabotage to obtain the requested licenses, the owners must either be wholly Indonesian owned or have a majority Indonesian shareholding. Navigator Pluto, Navigator Aries and Navigator Global, which are chartered to Pertamina, the Indonesian state-owned producer of hydrocarbons, are owned by PT Navigator Khatulistiwa, an Indonesian limited liability company, or “PTNK.” PTNK is a joint venture of which 49% of the voting and dividend rights are owned by a subsidiary though ultimately controlled at the shareholder level by a subsidiary of Navigator Holdings, and 51% of such rights are owned by Indonesian limited liability companies. The joint venture agreement for PTNK provides that certain actions relating to the joint venture or the vessels require the prior written approval of Navigator Holdings’ subsidiary, which may be withheld only on reasonable grounds and in good faith. PTNK is accounted for as a consolidated subsidiary in our financial statements.

As of December 31, 2015, the average monthly time charter rate for our 19 vessels, operating under time charters was approximately $888,474 per calendar month. Our current monthly charter rates range from approximately $779,000 to approximately $1,085,000. These time charter rates are the gross monthly charter rates before payment of address and brokerage commissions to charterers and their shipbrokers. Address and brokerage commissions typically range between 1.0% and 5.0% of the gross monthly charter rate. On average, we pay a 2.5% address and brokerage commission with respect to our current time charters.

Our Customers

We provide seaborne transportation and distribution services for LPG, ethylene, petrochemical gases and ammonia to:

•	Oil and Gas Companies, such as Shell, Statoil and Total SA, leading oil and gas companies; Petróleos de Venezuela S.A., or “PDVSA,” the Venezuelan state-owned integrated oil and petrochemical company; PT Pertamina (Persero), or “Pertamina,” the Indonesian state-owned producer of hydrocarbons and petrochemicals; Sibur, a Russian gas processing and petrochemicals company and Sonatrach, the national oil and gas company of Algeria;

•	Chemical Companies, such as BASF, a multi-national chemicals manufacturing corporation; Sunoco an American petroleum and petrochemical manufacturer and Dow an American leading multinational chemical corporation; and

•	Energy Trading Companies, such as BGN an international commodity trading company; Mitsubishi International Corporation, a leading trade, commodities, finance and investment company; Geogas, a leading LPG trading company; Trafigura Limited, an international commodities trading and logistics company; and the Vitol Group, an independent energy trading company.

In 2015, an aggregate of 51.4% of our revenues were derived from time charters with PDVSA, Pertamina, Sibur, Trafigura, and from voyage charters with BGN. The following table sets forth the percentage of our total revenues derived from our customers for the years ended December 31, 2014 and 2015:

	Percentage of Total Revenues
	Year Ended December 31,
Customer	2014	2015
Trafigura	8.9%	14.0%
PDVSA	10.7%	11.7%
Sibur	5.3%	9.1%
Pertamina	10.3%	8.3%
BGN	8.3%	8.3%
Other customers	56.5%	48.6%

Vessel Employment

Our chartering strategy is to combine a base of time charters and COAs with voyage charters. We currently operate a total of 30 vessels, of which 15 are employed under time charters, 12 are employed in the spot market and three under contracts of affreightment. As of December 31, 2015, we operated a total of 29 vessels, of which 19 were employed under time charters, nine were employed in the spot market and one was undergoing repairs.

Our voyage charters during 2015 included significant seaborne transportation of petrochemicals. Our semi-refrigerated vessels are highly versatile in that they, unlike fully-refrigerated vessels, can accommodate LPG, petrochemicals and ammonia at ambient as well as fully-refrigerated temperatures. LPG transported on spot voyage contracts during the 12 months of 2015 amounted to 685,299 metric tons, and petrochemicals carried, including ethylene, propylene and butadiene, totaled 211,076 metric tons. Typical routes for petrochemical voyages are longer in duration than those carrying LPG and during 2015 were from the Middle East to Northwest Europe and from the Mediterranean and Northwest Europe to Asia.

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

Management and Maintenance. Under our time charters, we are responsible for providing for the technical management of the vessel and for maintaining the vessel, periodic drydocking, cleaning and painting and performing work required by regulations. Currently, we work together with our technical managers, BSSM, NMM and Thome, to arrange for these services to be provided for all of our vessels. Please read “—Technical Management of the Fleet” for a description of the material terms of the technical management agreements with BSSM, NMM and Thome.

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

Management, Maintenance and Voyage Expenses. Under our voyage charters, we are responsible for providing for the technical management of the vessel and for maintaining the vessel, periodic drydocking, cleaning and painting and performing work required by regulations. Currently, we work together with our technical managers, BSSM, NMM and Thome , to arrange for these services to be provided for all of our vessels. Please read “—Technical Management of the Fleet” for a description of the material terms of the technical management agreements with BSSM, NMM and Thome .

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

Commercial Management of the Fleet

We perform commercial management of our vessels in-house through our wholly-owned subsidiary, Navigator Gas L.L.C., under the terms of 30 individual management contracts between Navigator Gas L.L.C. and each of our vessel-owning subsidiaries. Commercial management includes the chartering of vessels and accounting services. Navigator Gas L.L.C. in turn has appointed its wholly-owned subsidiary, NGT Services (UK) Limited, as its agent. As of December 31, 2015, NGT Services (UK) Limited had an in-house staff of 33 personnel, which we believe is sufficient to manage the commercial and administrative operations of our current fleet.

Technical Management of the Fleet

General

We currently outsource the technical management of our vessels to BSSM, NMM and Thome, third-party technical management companies, under the terms of standard ship management agreements, or the “technical management agreements.” We refer to BSSM, NMM and Thome herein as our “technical managers.”

BSSM was formed in 2008 through the combination of four ship management companies owned by the Schulte Group into one integrated maritime services company. NMM is a wholly-owned subsidiary of Stena AB Gothenburg, formed in 1983 and located in Clydebank, Scotland. Thome Ship Management was formed in 1976, and is a wholly owned subsidiary of Thome Group located in Singapore. Each of our technical managers involved in the management of a wide range of vessels, with BSSM having over 600 vessels under management NMM having over 100 vessels under management and Thome over 300 vessels under management. Our technical managers have fully-owned crew recruitment agencies in major crew recruitment countries, are active in all aspects of technical, marine and crewing activities, and are each accredited to ISO 9001 and ISO 14001 standards. We believe our technical managers manage all of their vessels in a safe and proper manner in accordance with owners’ requirements, design parameters, flag state and class requirements, charter party requirements and the international safety management code.

In 2016, we expect to begin providing in-house technical management, for the first time, for at least one of the vessels in our fleet. As we grow, we intend to seek opportunities to gain greater control over the management of our vessels and enhance customer service, reliability and our relationship with our charterers. We have not in the past provided in-house technical management for any vessel in our fleet. Providing in-house technical management for any vessel in our fleet may impose significant additional responsibilities on our management and staff. Please see “Item 3—Key Information—Risk Factors—Risks Related to Our Business—We expect that in 2016 we will begin providing in-house technical management, for the first time, for at least one vessel in our fleet.”

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

In the event that our technical managers pay certain expenses attributable to us, we have agreed to indemnify our technical managers against such expenses. In the event that our technical managers (or any of their related companies) are sued as a result of a breach or alleged breach of an obligation of ours to a third party, we have agreed to defend our technical managers (or their related companies) and indemnify our technical managers (and their related companies) against certain expenses incurred in their defense.

Fees and Expenses

As consideration for providing us with both technical and crewing management for our fleet, our managers currently receive a management fee of approximately $0.2 million per vessel per year, payable in equal monthly installments in advance. We pay for any expenses incurred in connection with purchasing spare parts for our vessels.

We carry insurance coverage consistent with industry standards for certain matters, but we cannot assure you that our insurance will be adequate to cover all extraordinary costs and expenses. Please read “—Insurance and Risk Management.”

Notwithstanding the foregoing, if any costs and expenses are caused solely by our technical managers’ negligence or willful default, our technical managers will be responsible for them subject to certain limitations. Our technical managers are insured against claims of errors and omissions by third parties.

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

Under the terms of the BSSM ship management agreement, either we or BSSM may terminate the BSSM ship management agreement by giving three months’ notice. Under the terms of the NMM and Thome ship management agreement, in the event that the technical management agreement is terminated for any reason other than by reason of default by either technical manager or the loss, sale or other disposition of the vessels, we are obligated to continue to pay the management fee for three calendar months from the termination date.

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

We believe that the crewing arrangements ensure that our vessels are crewed with qualified seamen that have the licenses required by international regulations and conventions. As of December 31, 2015, we had approximately 1,250 seagoing staff.

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

Hull and Machinery

We carry “hull and machinery” insurance for each of our vessels, which insures against the risk of actual or constructive total loss of our vessels. Hull and machinery insurance also covers damage to mechanical equipment on board and loss of, or damage to a vessel due to marine perils such as collisions, grounding and weather. Each vessel in our existing fleet is covered for up to $80.0 million, with deductibles of $0.1 million.

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

The Standard Club and Britannia each insure approximately 110 million gross tons of shipping from all parts of the world and from all sectors of the shipping industry. The Standard Club and Britannia each have entered into pooling agreements to reinsure the respective association’s liabilities. Each International Group P&I Association currently bears the first $9.0 million of each claim. The excess of each claim over $9.0 million up to $80.0 million is shared by the P&I Associations under the pooling agreement. The excess of each claim over $80.0 million is shared by the members of The International Group under a reinsurance contract, which provides coverage of up to $3.1 billion per claim. Claims which exceed $3.1 billion are pooled between The International Group by way of “overspill” up to approximately $5.5 billion, which represents the current coverage limit per vessel per incident. Our current protection and indemnity insurance coverage for pollution is limited to $1.0 billion per vessel per incident, with the following per vessel per incident deductibles: $22,000 for fixed and floating objects claims, $50,000 for collisions, $5,500 to $6,500 for crew claims, $8,500 to $10,000 for cargo damage and $5,000 to $5,500 for all other incidents. As a member of both The Standard Club and Britannia, each of which is a member of The International Group, we are subject to calls payable to the associations based on our claim records as well as the claim records of all other members of the individual associations, and members of the pool of P&I Associations comprising The International Group.

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

NMM holds the International Standards Organization, or “ISO,” Environmental Standard for the management of the significant environmental aspects associated with the ownership and operation of a fleet of drybulk carriers and vessels. NMM, BSSM and Thome have received their ISO 9001 certification (quality management systems), the ISO 14001 Environmental Standard, and NMM the ISO 50001 (energy efficiency). In summary terms, the ISO 14001 certification requires that we commit managerial resources to act on our environmental policy through an effective management system.

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

In January 2016, additional amendments became effective to the International Code for the Construction of Equipment of Ships Carrying Dangerous Chemicals in Bulk (IBC Code) that was adopted in May 2014. The provisions of the IBC Code are mandatory under MARPOL and SOLAS. These amendments, which entered into force in June 2014, pertain to revised international certificates of fitness for the carriage of dangerous chemicals in bulk and identifying new products that fall under the IBC Code.

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

Air Emissions

The International Convention for the Prevention of Marine Pollution from Ships, or “MARPOL,” is the principal international convention negotiated by the IMO governing marine pollution prevention and response. MARPOL imposes environmental standards on the shipping industry relating to oil spills, management of garbage, the handling and disposal of noxious liquids, sewage and air emissions. MARPOL 73/78 Annex VI “Regulations for the prevention of Air Pollution,” or “Annex VI,” entered into force on May 19, 2005, and applies to all ships, fixed and floating drilling rigs and other floating platforms. Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from ship exhausts, emissions of volatile compounds from cargo tanks, incineration of specific substances, and prohibits deliberate emissions of ozone depleting substances. Annex VI also includes a global cap on sulfur content of fuel oil and allows for emission control areas (“ECAs”) to be established with more stringent controls on sulfur emissions. The certification requirements for Annex VI depend on size of the vessel and time of periodical classification survey. Ships weighing more than 400 gross tons and engaged in international voyages involving countries that have ratified the conventions, or ships flying the flag of those countries, are required to have an International Air Pollution Certificate, or an “IAPP Certificate.” Annex VI came into force in the United States on January 8, 2009. As of December 31, 2015, all our ships delivered or drydocked since May 19, 2005, have all been issued with IAPP Certificates.

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

On July 1, 2010, amendments to Annex VI proposed by the United States, Norway and other IMO member states took effect that require progressively stricter reductions in sulfur emissions from ships. Beginning on January 1, 2012, fuel used to power ships in all seas may contain no more than 3.5% sulfur. This cap will decrease progressively. For fuels used in Emission Control Areas (ECA), the cap settled at .1% in January 2015. For fuels used in all seas, the cap will settle at 0.5% on January 1, 2020. The amendments also establish new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation. The

European directive 2005/33/EU, which is effective from January 1, 2010, bans the use of fuel oils containing more than 0.1% sulfur by mass by any merchant vessel while at berth in any EU country. In 2011, the European Commission adopted a proposal to amend directive 2005/33/EU to bring it into alignment with the latest IMO provisions on the sulfur content of marine fuels. Review of the directive under this amendment is ongoing. Our vessels have achieved compliance, where necessary, by purchasing and utilizing fuel that meets the low-sulfur requirements.

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

Ballast Water Management Convention

The IMO has negotiated international conventions that impose liability for oil pollution in international waters and the territorial waters of the signatories to such conventions. For example, the IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments, or the “BWM Convention,” in February 2004. The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements (beginning in 2009), to be replaced in time with a requirement for mandatory ballast water treatment. The BWM Convention will not become effective until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world’s merchant shipping. Though this has not occurred to date, the IMO has passed a resolution encouraging the ratification of the BWM Convention and calling upon those countries that have already ratified to encourage the installation of ballast water management systems on new ships. As referenced below, the U.S. Coast Guard issued new ballast water management rules on March 23, 2012, and the U.S. Environmental Protection Agency, or “EPA,” issued a new Vessel General Permit in March 2013 that contains numeric technology-based ballast water effluent limitations. Under the requirements of the convention for units with ballast water capacity more than 5,000 cubic meters that were constructed in 2011 or before, ballast water management exchange or treatment will be accepted until 2016. From 2016 (or not later than the first intermediate or renewal survey after 2016), only ballast water treatment will be accepted by the BWM Convention. Installation of ballast water treatments systems will be needed on all our vessels to comply with the BWM Convention and U.S. regulations discussed below. We will begin implementing the ballast water treatment system on vessels at an additional cost of $0.4 million per vessel in 2016.

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

Compliance Enforcement

The flag state, as defined by the United Nations Convention on Law of the Sea, has overall responsibility for the implementation and enforcement of international maritime regulations for all ships granted the right to fly its flag. The “Shipping Industry Guidelines on Flag State Performance” evaluates flag states based on factors such as sufficiency of infrastructure, ratification of international maritime treaties, implementation and enforcement of international maritime regulations, supervision of surveys, casualty investigations, and participation at IMO meetings. As of January 2016, auditing of flag states that are parties to the SOLAS convention is mandatory and will be conducted under the IMO Instruments Implementation Code (III Code), which provides guidance on implementation and enforcement of IMO policies by flag states. These audits may lead the various flag states to be more aggressive in their enforcement, which may in turn lead us to incur additional costs.

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

U.S. Environmental Regulation of Our Vessels

Our vessels operating in U.S. waters now or in the future will be subject to various federal, state and local laws and regulations relating to protection of the environment. In some cases, these laws and regulations require us to obtain governmental permits and authorizations before we may conduct certain activities. These environmental laws and regulations may impose substantial penalties for noncompliance and substantial liabilities for pollution. Failure to comply with these laws and regulations may result in substantial civil and criminal fines and penalties. As with the industry generally, our operations will entail risks in these areas, and compliance with these laws and regulations, which may be subject to frequent revisions and reinterpretation, increases our overall cost of business.

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

National Invasive Species Act

In March 2012, the U.S. Coast Guard issued a final rule establishing standards for the allowable concentration of living organisms in ballast water discharged in U.S. waters and requiring the phase-in of Coast Guard approved

BWM Systems. The rule went into effect in June 2012, and adopts ballast water discharge standards for vessels calling on U.S. ports and intending to discharge ballast water equivalent to those set in IMO’s BWM Convention. The final rule requires that ballast water discharge have fewer than 10 living organisms per milliliter for organisms between 10 and 50 micrometers in size. For organisms larger than 50 micrometers, the discharge must have fewer than10 living organisms per cubic meter of discharge. The U.S. Coast Guard will review the practicability of implementing a more stringent ballast water discharge standard and publish the results. The rule requires installation of Coast Guard approved BWM Systems by new vessels constructed on or after December 1, 2013, and existing vessels as of their first drydocking after January 1, 2016. If Coast Guard type approved technologies are not available by a vessel’s compliance date, the vessel may request an extension to the deadline from the U.S. Coast Guard. While the 2013 rule imposes consistent numeric effluent limits for living organisms in ballast water discharges, it does not provide for compliance date extensions if Coast Guard-approved treatment technologies are not available.

Clean Air Act

The U.S. Clean Air Act of 1970, as amended, or the “CAA,” requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas and emission standards for so-called “Category 3” marine diesel engines operating in U.S. waters. The marine diesel engine emission standards are currently limited to new engines beginning with the 2004 model year. On April 30, 2010, the EPA promulgated final emission standards for Category 3 marine diesel engines equivalent to those adopted in the amendments to Annex VI to MARPOL. The emission standards apply in two stages: near-term standards for newly-built engines will apply from 2011, and long-term standards requiring an 80% reduction in nitrogen dioxides will apply from 2016. In February 2015, the EPA amended its marine diesel engine requirements to temporarily allow marine equipment manufacturers to use allowances if a compliant marine engine is not available. Compliance with these standards may cause us to incur costs to install control equipment on our vessels in the future.

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

The European Union has implemented regulations requiring vessels to use reduced sulfur content fuel for their main and auxiliary engines. The EU Directive 2005/EC/33 (amending Directive 1999/32/EC) introduced parallel requirements in the European Union to those in MARPOL Annex VI in respect of the sulfur content of marine fuels. In addition, it has introduced a 0.1% maximum sulfur requirement for fuel used by ships at berth in EU ports, effective January 1, 2010. In 2011, the European Commission adopted a proposal to amend directive 2005/33/EU to bring it into alignment with the latest IMO provisions on the sulfur content of marine fuels. Review of the directive under this amendment is ongoing.

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

Regulation of Greenhouse Gas Emissions

Currently, the emissions of greenhouse gases from ships involved in international transport are not subject to the Kyoto Protocol, which entered into force in 2005 and which countries have relied on to produce national plans to reduce greenhouse gas emissions. The Paris Agreement, which was announced by the Parties to the United Nations Framework Convention on Climate Change in December 2015, similarly does not cover international shipping, however the IMO has subsequently reaffirmed its strong commitment to continue to work to address greenhouse gas emissions from ships engaged in international trade. The IMO is evaluating various mandatory measures to reduce greenhouse gas emissions from international shipping, which may include market-based instruments or a carbon tax. In June 2013, the European Commission developed a strategy to integrate maritime emissions into the overall European Union strategy to reduce greenhouse gas emissions. In accordance with this strategy, in April 2015 the European Parliament and Council adopted regulations requiring large vessels using European Union ports to monitor, report and verify their carbon dioxide emissions beginning in January 2018. In December 2013 the European Union environmental ministers discussed draft rules to implement monitoring and reporting of carbon dioxide emissions from ships.

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

In the United States, the EPA issued a final finding that greenhouse gases threaten public health and safety, and has promulgated regulations under the Clean Air Act that control the emission of greenhouse gases from mobile sources, but not from marine shipping vessels and their engines and fuels. The EPA may decide in the future to regulate greenhouse gas emissions from these sources. The Agency has already been petitioned by the California Attorney General to regulate greenhouse gas emissions from oceangoing vessels. Other federal and state regulations relating to the control of greenhouse gas emissions may follow, including climate change initiatives that have recently been considered by the U.S. Congress and by individual states.

Any passage of further climate control legislation or other regulatory initiatives by the IMO, the European Union, the United States, or other countries where we operate, or any treaty adopted at the international level, that restrict emissions of greenhouse gases could require us to make significant financial expenditures that we cannot predict with certainty at this time.

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

Other Regulation

Our vessels may also become subject to the International Convention on Liability and Compensation for Damage in Connection with the Carriage of Hazardous and Noxious Substances by Sea, 1996 as amended by the Protocol to the HNS Convention, adopted in April 2010, or the “2010 HNS Protocol,” and collectively, the “2010 HNS Convention,” if it is entered into force. The Convention creates a regime of liability and compensation for damage from hazardous and noxious substances, or “HNS.” The 2010 HNS Convention sets up a two-tier system of compensation composed of compulsory insurance taken out by shipowners and an HNS Fund which comes into play when the insurance is insufficient to satisfy a claim or does not cover the incident. Under the 2010 HNS Convention, if damage is caused by bulk HNS, claims for compensation will first be sought from the shipowner up to a maximum of 100 million Special Drawing Rights, or “SDR,” which was equivalent to $138 million U.S. dollars as of January 31, 2016. SDRs are supplementary, foreign exchange reserve assets created and maintained by the International Monetary Fund, or “IMF,” based upon a basket of currencies (consisting of the euro, Japanese yen, pound sterling and U.S. dollar). SDRs are not a currency, but instead represent a claim to currency held by IMF member countries for which SDRs may be exchanged. Monetary values and limits in many international maritime treaties are expressed in terms of SDRs. As of January 31, 2016, the exchange rate was 1 SDR equal to 1.37618 U.S. dollars. If the damage is caused by packaged HNS or by both bulk and packaged HNS, the maximum liability is 115 million SDR (equivalent to $158 million U.S. dollars as of January 31, 2016). Once the limit is reached, compensation will be paid from the HNS Fund up to a maximum of 250 million SDR (equivalent to $344 million U.S. dollars as of January 31, 2016). The 2010 HNS Convention has not been ratified by a sufficient number of countries to enter into force, and we cannot estimate the costs that may be needed to comply with any such requirements that may be adopted with any certainty at this time.

In-House Inspections

NMM, BSSM and Thome carry out inspections of the ships on a regular basis; both at sea and while the vessels are in port, while we carry out inspection and ship audits to verify conformity with managers’ reports. The results of these inspections, which are conducted both in port and underway, result in a report containing recommendations for improvements to the overall condition of the vessel, maintenance, safety and crew welfare. Based in part on these evaluations, we create and implement a program of continual maintenance for our vessels and their systems.

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

Our existing fleet had an average age of 6.6 years as of December 31, 2015, which is significantly less than the average age of the world-wide fleet of handysize liquefied gas carriers. We believe that our relatively young fleet positions us well to compete in terms of our vessels meeting the operational needs of charterers. We own and operate the largest fleet in our size segment, which, in our view, enhances our position relative to our competitors. While there are some barriers to entry, including the complexity of operating semi-refrigerated gas carriers that constantly require switching between a myriad of cargo types, crew expertise and the cost of liquefied gas carriers, new entrants have entered the market over the last five years.

We believe that the market for obtaining new charters will continue to be highly competitive for the foreseeable future. However, we believe that our relationships, the experience of the crews that service our vessels and the age and technical ability of our existing fleet, as well as our eight newbuildings expected to be delivered by July 2017, will provide us with a competitive advantage, both within the handysize segment and across the broader liquefied gas carrier industry.

Properties

Other than our vessels, we do not own any material property. We lease office space for our representative offices in London and New York. The lease term for our representative office in London is for a period of 10 years with a mutual break option in March 2017, which is the fifth anniversary from the lease commencement date. The gross rent per year is approximately $480,000, although we sublease part of the space, thus recouping approximately $180,000 per year. The initial lease term for our representative office in New York is five years ending June 30, 2017. The total rent per year is approximately $231,000.

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

Employees

We had 37 employees as of December 31, 2015. We consider our employee relations to be good. Our crewing and technical managers provide crews for our vessels under separate crew management agreements.

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

U.S. Taxation

The following is a discussion of the material U.S. federal income tax considerations applicable to us. This discussion is based upon provisions of the Code, final and temporary regulations thereunder, or “Treasury Regulations,” and administrative rulings and court decisions, all as in effect as of the date hereof and all of which are subject to change or differing interpretation, possibly with retroactive effect. Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. The following discussion is for general information purposes only and does not purport to be a comprehensive description of all of the U.S. federal income tax considerations applicable to us.

Status as a Corporation. We are treated as a corporation for U.S. federal income tax purposes. As such, we are subject to U.S. federal income tax on our income to the extent it is from U.S. sources or is effectively connected with the conduct of a trade or business in the United States as discussed below, unless such income is exempt from tax under Section 883 of the Code.

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

We did not satisfy the requirements for the Section 883 exemption for our 2013 taxable year because our common stock was not traded on an established securities market for most of the year and therefore we did not satisfy the “regularly traded” requirement of the Publicly Traded Test. However, for 2014 and 2015, we believe that we satisfied the requirements of Section 883 exemption and therefore we were not subject to U.S. federal income taxation on our U.S. Source International Transportation Income. For 2016 and future taxable years, we believe we will be able to satisfy the Publicly Traded Test, provided we satisfy the listing and trading volume requirements described previously and the Closely Held Block Exception does not apply for such year. Our common stock, which is our only class of equity outstanding, represents more than 50.0% of the total combined voting power and value of all classes of our equity interests entitled to vote. In addition, because our common stock is traded only on the NYSE, which is considered to be an established securities market, our equity interests are “primarily traded” on an established securities market for purposes of the Publicly Traded Test. Further, we anticipate that our common stock will meet the “regularly traded” requirement of the Publicly Traded Test.

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

The 4.0% Gross Basis Tax. If the Section 883 Exemption does not apply and the net basis tax does not apply, we will be subject to a 4.0% U.S. federal income tax on the U.S. source portion of our gross U.S. Source International Transportation Income, without benefit of deductions. Under the sourcing rules described above under “—U.S. Taxation—Taxation of Operating Income,” 50.0% of our U.S. Source International Transportation Income would be treated as being derived from U.S. sources.

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

Poland Taxation

NGT Services (Poland) Sp. Z O.O. is a Polish service company and is subject to Polish tax on all its profits wherever arising.

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

In connection with the preparation of our consolidated financial statements for the year ended December 31, 2015, we identified an immaterial error in the treatment of interest costs in relation to vessel newbuildings. Certain amounts recorded as an interest expense should have been capitalized, rather than expensed. The error resulted in a prior overstatement of interest expense and an understatement of net income, book values of vessels under construction and vessels in operation, retained earnings and total stockholders’ equity for the years ended December 31, 2012, 2013 and 2014, in the related financial statements. We have amended the financial statements to correct such items. The following discussion of our financial condition and results of operations includes revised financial data for the years ended December 31, 2013 and 2014.

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

We employ our vessels through a combination of time charters, voyage charters and COAs. Our fleet consists of 38 vessels, including eight newbuilding vessels scheduled for delivery by July 2017. Of the 38 vessels, 33 of these are semi- or fully-refrigerated liquefied handysize gas carriers. Four of the vessels are midsize 35,000 cbm ethylene capable semi-refrigerated liquefied gas carriers and one is a 38,000 cbm fully refrigerated liquefied gas carrier, which are due for delivery by July 2017. We define handysize as liquefied gas carriers between 15,000 and 24,999 cbm.

We currently own and operate a total of 30 vessels, of which 15 are employed under time charters, three under contracts of affreightment and 12 are employed in the spot market. As of December 31, 2015, we owned and operated 29 vessels with nine newbuildings on order for delivery by approximately July 2017. Of the 29 vessels we operated as of December 31, 2015, 19 were employed under time charters, nine were employed in the spot market and one was undergoing repairs. Our operated vessels earned an average time charter equivalent rate of approximately $921,014 per vessel per calendar month ($30,280 per day) during the year ended December 31, 2015, compared to approximately $912,124 per vessel per calendar month ($29,998 per day) for the year ended December 31, 2014.

Our largest customers by revenue for the year ended December 31, 2015, include five companies that currently time charter and voyage charter a total of 12 of our 29 operated vessels: Bayegan (BGN) International, an international commodities and trading company, Petróleos de Venezuela S.A.; the Venezuelan state-owned integrated oil and petrochemical company; PT Pertamina (Persero), the Indonesian state-owned producer of hydrocarbons; Sibur, the Russian gas processing and petrochemicals company; Trafigura, an international commodities trading and logistics company;. For the year ended December 31, 2015, these customers accounted for approximately 51.4% of our revenue in the aggregate. In the past, we have chartered vessels to a range of trading, shipping and other customers on both time charter and voyage charter bases, ENI S.p.A, or “ENI” a leading oil and gas company; Mitsubishi International Corporation, a leading trade, commodities, finance and investment company; Sunoco Inc., an American petroleum and petrochemical manufacturer; Total SA, a leading oil and gas company; and the Vitol Group, an independent energy trading company.

Vessel Contracts

We generate revenue by providing seaborne transportation services to customers pursuant to the following three types of contractual relationships:

Time Charters. A time charter is a contract under which a vessel is chartered for a defined period of time at a fixed daily or monthly rate. Under time charters, we are responsible for providing crewing and other vessel operating services, the cost of which is intended to be covered by the fixed rate, while the customer is responsible for substantially all of the voyage expenses, including any bunker fuel consumption, port expenses and canal tolls. LPG is typically transported under a time charter arrangement, generally with a term of 12 months. However, three of our current 15 time charters are for long terms charters exceeding 12 months. For the year ended December 31, 2015, approximately 61.5% of our revenue was generated pursuant to time charters, compared to the approximately 59.7% for the year ended December 31, 2014.

Voyage Charters. A voyage charter is a contract, typically for shorter intervals, for transportation of a specified cargo between two or more designated ports. This type of charter is priced on a current or “spot” market rate, typically on a price per ton of product carried rather than a daily or monthly rate. Under voyage charters, we are responsible for all of the voyage expenses in addition to providing the crewing and other vessel operating services. Petrochemical gases have typically been transported pursuant to voyage charters, as the seaborne transportation requirements of petrochemical product traders have historically resulted from a particular product arbitrage at a point in time. For the year ended December 31, 2015, approximately 31.4% of our revenue was generated pursuant to voyage charters, compared to approximately 32.1% for the year ended December 31, 2014.

Contracts of Affreightment. A COA is a contract to carry specified quantities of cargo, usually over prescribed shipping routes, at a fixed price per ton basis (often subject to fuel price or other adjustments) over a defined period of time. As such, a COA essentially consists of a number of voyage charters to carry a specified amount of cargo over a specified time period (i.e., the term of the COA), which can span for months to potentially years. Similar to a voyage charter, we are typically responsible for all voyage expenses in addition to providing all crewing and other vessel operating services when trading under a COA. Three of our vessels are currently operating under a contract of affreightment. For the year ended December 31, 2015, approximately 7.1% of our revenue was generated pursuant COAs, compared to approximately 8.2% for the year ended December 31, 2014.

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

In connection with providing us with technical management for our fleet, NMM, BSSM and Thome currently receive crewing and technical management fees of approximately $0.2 million per vessel per year in the aggregate, which fees are considered to be vessel operating expenses. Our technical and crew management agreements have terms through December 2016, and thereafter continue until terminated on at least three months’ notice by either party, subject to certain exceptions. In 2016, we expect to begin providing in-house technical management, for the first time, for at least one of the vessels in our fleet . See “Item 4—Information on the Company—Business Overview—Technical Management of the Fleet.”

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

Operating Days. We define operating days as available days less the aggregate number of days that our operated vessels are not generating revenue, which includes idle days and off-hire days for any reason other than major scheduled maintenance. We use operating days to measure the aggregate number of days in a period that our operated vessels actually generate revenues.

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

Results of Operations

Factors Affecting Comparability

You should consider the following factors when evaluating our historical financial performance and assessing our future prospects:

•	We have been and are significantly increasing our fleet size. Our historical financial performance and future prospects have been and will be significantly impacted by the increasing size of our fleet.

•	Historical Fleet Size. Our historical financial statements for the year ended December 31, 2014 reflect the results of operations of a weighted average fleet size of 24.8 vessels, with 26 vessels owned at the year end. During 2015 we took delivery of Navigator Triton in January 2015, Navigator Umbrio in April 2015, Navigator Centauri in August 2015 and Navigator Ceres in October 2015, and we sold Navigator Mariner in August 2015, bringing our total fleet size to 29 vessels as of December 31, 2015, with a weighted average of 27.8 vessels during the 2015 year.

•	Future Fleet Size. On January 15, 2016, we took delivery of the newbuilding Navigator Ceto. In addition, we expect to take delivery of eight newbuilding liquefied gas carriers, one handysize and three midsize vessels in 2016, and two midsize and two handysize vessels in 2017.

Given the variability in operating vessels in our fleet, our historical financial statements reflect, and in the future will reflect, significantly different levels of ownership and operating days as well as different levels of voyage expenses, vessel operating expenses, interest expense and other related costs.

•	We incur additional general administration costs and other corporation expenses. We will continue to incur additional costs as a result of being a publicly-traded corporation, including costs associated with annual reports to shareholders establishment and maintenance of effective internal controls under the Sarbanes-Oxley Act and SEC filings, investor relations and NYSE annual listing fees. We may also grant equity compensation that would result in an expense to us, which may result in an increase in expenses. Please read “Item 6—Directors, Senior Management and Employees—Compensation—Equity Compensation Plans—2013 Long-Term Incentive Plan.”

•	We will have different financing arrangements. We have entered into secured term loan facilities and a revolving credit facility and issued senior unsecured notes to finance the acquisitions of vessels and the construction of newbuildings. Please read “—Secured Term Loan Facilities and Revolving Credit Facility” and “—Senior Unsecured Bonds.”

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

The following table compares our operating results for the years ended December 31, 2014 and 2015:

	Year Ended December 31, 2014	Year Ended December 31, 2015	Percentage Change
	(in thousands, except percentages)
Operating revenue	$304,875	$315,223	3.4%

Operating expenses:
Address and brokerage commissions	6,697	6,995	4.4%
Voyage expenses	45,003	33,687	(25.1)%
Cost of cargo sold	—	—	—%
Charter-in costs	9,111	—	—%
Vessel operating expenses	70,198	78,842	12.3%
Depreciation and amortization	45,809	53,453	16.7%
General administration costs	10,335	11,011	6.5%
Other corporate expenses	2,260	2,553	13.0%
Profit on sale of vessel	—	(550)	—%
Vessel write down following collision	—	10,500	—%
Insurance recoverable from vessel repairs	—	(9,892)	—%

Total operating expenses	$189,413	$186,599	(1.5)%

Operating income	$115,462	$128,624	11.4%
Interest expense	(27,051)	(28,085)	3.8%
Write off deferred finance costs	—	(1,797)	—%
Interest income	230	152	(33.9)%

Income before income taxes	$88,641	$98,894	11.6%
Income taxes	904	800	(11.5)%

Net income	$87,737	$98,094	11.8%

Operating Revenue. Operating revenue increased by 3.4% to $315.2 million for the year ended December 31, 2015, from $304.9 million for the year ended December 31, 2014. This increase was primarily due to:

•	an increase in operating revenue of approximately $28.0 million attributable to an increase in the weighted average number of vessels from 24.8 to 27.8 or 12.1%, for the year ended December 2015, and a corresponding increase in vessel ownership days from 9,051 to 10,135, or 12.0%, for the year ended December 31, 2015, as compared to the year ended December 31, 2014;

•	an increase in operating revenue of approximately $2.8 million attributable to an improved monthly charter rate, which rose to an average of approximately $921,014 per vessel per calendar month ($30,280 per day) for the year ended December 31, 2015, as compared to an average of approximately $912,124 per vessel per calendar month ($29,988 per day) for the year ended December 31, 2014;

•	a decrease in operating revenue of approximately $9.1 million attributable to a decrease in fleet utilization from 97.3% during the year ended December 31, 2014 to 94.3% during the year ended December 31, 2015 primarily as a result of Navigator Aries being off hire for the repair of damage sustained as a result of the collision in June 2015, a number of vessels ballasting to various destinations either to take up time charters or following delivery of newbuilding vessels; and

•	a decrease in operating revenue of approximately $11.4 million relating to a relative decrease in the proportion of voyage charters to time charters, for the year ended December 31, 2015, as compared to the year ended December 31, 2014.

The following table presents selected operating data for the years ended December 31, 2014 and 2015, which we believe are useful in understanding our operating revenue:

Fleet Data:	Year Ended December 31, 2014	Year Ended December 31, 2015
Weighted average number of vessels	24.8	27.8
Ownership days	9,051	10,135
Available days	8,906	9,865
Operating days	8,666	9,298
Fleet utilization	97.3%	94.3%
Average daily time charter equivalent rate	$29,988	$30,280

Address and Brokerage Commissions. Address and brokerage commissions increased by 4.4% to $7.0 million for the year ended December 31, 2015, from $6.7 million for the year ended December 31, 2014 as the number of vessels, and consequently operating revenue on which it is based, increased.

Voyage Expenses. Voyage expenses decreased by 25.1% to $33.7 million for the year ended December 31, 2015, from $45.0 million for the year ended December 31, 2014. This decrease was primarily due to the decrease in the proportion of voyage charters to time charters and the reduction in bunker prices during the year, despite the increase in our fleet size.

Charter-in Costs. Charter-in costs reduced to nil for the year ended December 31, 2015 compared to $9.1 million for the year ended December 31, 2014. This decrease was due to no vessels being chartered-in during 2015.

Vessel Operating Expenses. Vessel operating expenses as a whole increased by 12.3% to $78.8 million for the year ended December 31, 2015, from $70.2 million for the year ended December 31, 2014. Individual vessel operating expenses decreased by $289 per day, or 3.6%, to $7,779 per vessel per day for the year ended December 31, 2015, compared to $8,068 per vessel per day for the year ended December 31, 2014. The overall increase was due to an increase in fleet size whereas the individual vessel operating costs decrease was primarily due to our additional newly acquired vessels being younger, and therefore less expensive to maintain, than our vessels owned in 2014.

Depreciation and Amortization. Depreciation and amortization expense increased by 16.7% to $53.5 million for the year ended December 31, 2015, from $45.8 million for the year ended December 31, 2014. This increase was primarily due to an increase in our fleet size. Depreciation and amortization expense included amortization of capitalized drydocking costs of $5.6 million for the year ended December 31, 2015, and $3.9 million for the year ended December 31, 2014.

Other Operating Results

General and Administration Costs. General and administration costs increased by 6.5% to $11.0 million for the year ended December 31, 2015, from $10.3 million for the year ended December 31, 2014, primarily due to additional costs attributable to an increased number of staff associated with the fleet expansion.

Other Corporate Expenses. Other corporate expenses increased by 13.0% to $2.6 million for the year ended December 31, 2015, from $2.3 million for the year ended December 31, 2014. The increase was due to a foreign exchange loss on Indonesia Rupiah to US Dollar.

Profit on Sale of Vessel. We aim to maintain a young fleet and take the opportunity where it arises to sell older vessels. In August 2015, we sold the Navigator Mariner to PT Kermas Sejahtera Lestari for a profit of

$0.6 million after all sale costs. The vessel was held at a carrying amount of $31.4 million and had a total of $8.8 million in debt in relation to the secured debt facility that was used to fund the purchase of the vessel that was repaid prior to the sale. No vessels were sold in 2014.

Vessel write down following collision. The Navigator Aries was involved in a collision with a container vessel near Surabaya, Indonesia causing significant damage to Navigator Aries and to one of its cargo tanks, on June 28, 2015. The collision caused a fire on the main deck area of Navigator Aries that was quickly extinguished by the crew and three firefighting tugs. None of our crew members were injured and no pollution was reported. The vessel was released from Keppel Shipyard on January 27, 2016 after having undergone extensive repairs. We recognised a write down of $10.5 million relating to the extent of the damage and using the relative replacement cost for a similar vessel.

Insurance recoverable from vessel repairs. A total of $9.9 million has been recognised as an insurance recoverable relating to the repair costs for Navigator Aries following the June 2015 collision. All repair costs are expected to be recovered by our Hull & Machinery insurance, subject to a $0.1 million deductible. However, we do not have loss of hire insurance and, therefore, the income lost from the Navigator Aries charter with Pertamina may not be recoverable for the duration of the repairs.

Interest Expense. Interest expense increased by 3.8% to $28.1 million for the year ended December 31, 2015, from $27.1 million for the year ended December 31, 2014. This increase was primarily due to the increase in total borrowings following the drawdowns from the secured term loan facilities for the vessel newbuilding deliveries.

Write off Deferred Finance Costs. The write off of deferred financing costs of $1.8 million for the year ended December 31, 2015 related to costs associated with one of our previous secured term loan facilities that was refinanced in January 2015. No loan refinancing occurred in the year ended December 31, 2014.

Interest Income. Interest income decreased by 33.9% to $151,876 for the year ended December 31, 2015, from $230,223 for the year ended December 31, 2014. The decrease in interest income for the year ended December 31, 2015, was primarily due to lower levels of working capital available as cash was used to fund newbuilding requirements.

Income Taxes. Income tax relates to taxes on our subsidiaries incorporated in the United Kingdom, Poland and Singapore. Our United Kingdom subsidiary earns management and other fees from fellow subsidiary companies, our Polish subsidiary earns management and other fees from fellow subsidiary companies and our Singaporean subsidiary earned interest payments from our Indonesian joint venture, where the main corporate tax rates are 21%, 19% and 17%, respectively. For the year ended December 31, 2015, we incurred taxes of $799,977 as compared to taxes for the year ended December 31, 2014 of $903,526.

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

The following table compares our operating results for the years ended December 31, 2013 and 2014:

	Year Ended December 31, 2013	Year Ended December 31, 2014	Percentage Change
	(in thousands, except percentages)
Operating revenue	$234,287	$304,875	30.1%
Other cargo revenue	4,051	—	(100.0)%

	$238,338	$304,875	27.9%
Operating expenses:
Address and brokerage commissions	5,473	6,697	22.4%
Voyage expenses	49,336	45,003	(8.8)%
Cost of cargo sold	4,255	—	(100.0)%
Charter-in costs	6,834	9,111	33.3%
Vessel operating expenses	56,030	70,198	25.3%
Depreciation and amortization	36,608	45,809	25.1%
General administration costs	6,147	10,335	68.1%
Other corporate expenses	3,496	2,260	(35.4)%

Total operating expenses	$168,179	$189,413	12.6%

Operating income	$70,159	$115,462	64.6%
Interest expense	(27,563)	(27,051)	1.9%
Interest income	99	230	132.3%

Income before income taxes	$42,695	$88,641	107.6%
Income taxes	506	904	78.7%

Net income	$42,189	$87,737	108.0%

Operating Revenue. Operating revenue increased by 30.1% to $304.9 million for the year ended December 31, 2014, from $234.3 million for the year ended December 31, 2013. This increase was primarily due to:

•	an increase in operating revenue of approximately $48.9 million attributable to an increase in the weighted average number of vessels from 19.6 to 24.8 or 26.5%, for the year ended December 2014, and a corresponding increase in vessel ownership days from 7,168 to 9,051, or 26.3%, for the year ended December 31, 2014, as compared to the year ended December 31, 2013;

•	an increase in operating revenue of approximately $14.3 million attributable to an improved monthly charter rate, which rose to an average of approximately $912,124 per vessel per calendar month ($29,988 per day) for the year ended December 31, 2014, as compared to an average of approximately $859,600 per vessel per calendar month ($28,262 per day) for the year ended December 31, 2013;

•	an increase in operating revenue of approximately $11.7 million attributable to an increase in fleet utilization from 92.9% during the year ended December 31, 2013 to 97.3% during the year ended December 31, 2014 primarily as a result of decreased idle time and less ballasting to take up charters. In 2013, we had to reposition the 11 vessels entering our fleet from AP Møller and suffered an engine room fire on Navigator Capricorn (resulting in 45 days off-hire); and

•	a decrease in operating revenue of approximately $4.3 million relating to a relative decrease in the proportion of voyage charters to time charters, for the year ended December 31, 2014, as compared to the year ended December 31, 2013.

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

Charter-in Costs. Charter-in costs increased by 33.3% to $9.1 million for the year ended December 31, 2014, from $6.8 million for the year ended December 31, 2013. This increase was primarily related to an increase in the chartered-in rate and chartering-in an additional vessel during December 2014, compared to only one vessel for the year ended December 31, 2013.

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

Interest Expense. Interest expense decreased by 1.9% to $27.1 million for the year ended December 31, 2014, from $27.6 million for the year ended December 31, 2013. This decrease was primarily due to capitalized interest costs.

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

We expect to take delivery by July 2017 of eight newbuildings for an aggregate price of $509.2 million, comprised of one 22,000 cbm 2016 newbuilding from Jiangnan Shipyard, China for $43.9 million, three 2016 and one 2017 35,000 cbm newbuildings from Jiangnan for an average of $78.2 million per vessel, two 22,000 cbm 2017 newbuildings from HMD for $51.0 million per vessel and one 38,000 cbm 2017 newbuilding from HMD for $50.5 million.

We have financed the remaining purchase prices of the 22,000 cbm and 35,000 cbm 2016 and 2017 newbuildings through our current senior term loan facilities and revolving credit facility. We expect to finance the purchase price of the 2017 fully refrigerated midsize newbuilding, and any additional future acquisitions either through internally generated funds, debt financings, the issuance of additional equity securities or a combination of these forms of financing. We anticipate that our primary sources of funds for our long-term liquidity needs will be from cash from operations and/or debt or equity financings. We believe that these sources of funds will be sufficient to meet our liquidity needs for the foreseeable future.

Ongoing Capital Expenditures

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

We spend significant amounts for scheduled drydocking (including the cost of classification society surveys) of each of our vessels. As our vessels age and our fleet expands, our drydocking expenses will increase. We estimate the current cost of the five-year drydocking of one of our vessels is approximately $0.8 million, the ten-year drydocking cost is approximately $1.2 million, the 15 and 17 year drydocking costs are approximately $1.5 million. Ongoing costs for compliance with environmental regulations are primarily included as part of our drydocking and classification society survey costs, with a balance included as a component of our operating expenses. We are not aware of any regulatory changes or environmental liabilities that we expect to have a material impact on our current or future results of operations. Please see “Item 3—Key Information—Risk Factors—Risks Related to Our Business—Over the long term, we will be required to make substantial capital expenditures to preserve the operating capacity of, and to grow, our fleet.”

Cash Flows

The following table summarizes our cash and cash equivalents provided by (used in) operating, financing and investing activities for the periods presented:

	Year Ended December 31,
	2013	2014	2015
	(in thousands)
Net cash provided by (used in) operating activities	$80,015	$133,114	$149,554
Net cash used in investing activities	(457,503)	(231,874)	(205,856)
Net cash provided (used in) by financing activities	431,358	(33,454)	81,555
Net increase / (decrease) in cash and cash equivalents	53,870	(132,214)	25,253

Operating Cash Flows. Net cash provided by operating activities for the year ended December 31, 2015, increased to $149.6 million, from $133.1 million for the year ended December 31, 2014, an increase of 12.4%. This $16.5 million increase in net cash provided by operating activities for the year ended December 31, 2015, was primarily due to increases in net revenue referred to above and by movements in working capital.

Net cash provided by operating activities for the year ended December 31, 2014, increased to $133.1 million, from $80.0 million for the year ended December 31, 2013, an increase of 66.4%. This $53.1 million increase in net cash provided by operating activities for the year ended December 31, 2014, was primarily due to increases in net revenue referred to above and by movements in working capital.

Net cash flow from operating activities depends upon repairs and maintenance activity, acquisitions and dispositions, foreign currency rates, changes in interest rates, fluctuations in working capital balances and spot market charter rates.

Investing Cash Flows. Net cash used in investing activities of $(205.9) million for the year ended December 31, 2015, primarily represents $205.1 million for payment to Jiangnan shipyard representing the final installment for the 2015 newbuildings, an additional payment on the five 2016 and one 2017 newbuildings. A total of $30.4 million for payment to HMD was made representing the second installment for the 2017 handysize newbuildings and initial payment for the 38,000 cbm 2017 newbuilding, as well as $4.5 million being recognised in relation to capitalised interest costs for the newbuildings. This was offset by $34.1 million of proceeds from the sale of Navigator Mariner, insurance claim for the fire on Navigator Capricorn and receipt of penalties for the delay in shipyard deliveries.

Net cash used in investing activities of $(231.9) million for the year ended December 31, 2014, primarily represents $206.4 million for payment to Jiangnan shipyard representing the final installment for the 2014 newbuildings and an additional payment on the four 2015 newbuildings, and an initial first installment on the six 2016 newbuildings. An initial $20.4 million for payment to HMD was made representing the first installment for the 2017 newbuildings, $3.6 million was paid for acquisition costs relating to the A.P. Møller vessels acquired in 2013, and $3.3 million in relation to capitalised interest costs. This was offset by $1.8 million of proceeds from the settling of the insurance claim for the fire on Navigator Capricorn.

Net cash used in investing activities of $(457.5) million for the year ended December 31, 2013, primarily represents $426.1 million for the acquisition of the 11 A.P. Møller vessels and an additional payment to Jiangnan shipyard of $40.2 million, representing the second installment on the four 2014 newbuildings, $1.2 million in relation to capitalised interest costs, and an initial installment payment on each of the four 2015 newbuildings, offset by a net $10.0 million release of short-term investments.

Financing Cash Flows. Net cash provided by financing activities was $81.6 million for the year ended December 31, 2015, consisting of $157.7 million from the secured term loan facilities, offset by $70.3 million in loan repayments, $5.8 million in costs associated with financing the cost of debt.

Net cash used by financing activities was $(33.5) million for the year ended December 31, 2014, consisting of $150.0 million from the secured term loan facilities, offset by $182.6 million in loan repayments, $0.5 million in costs associated with financing the cost of debt and $0.4 million in costs associated with common stock issued to the WLR Group and others.

Net cash provided by financing activities was $431.4 million for the year ended December 31, 2013, consisting of $243.0 million from the acquisition secured loan facility, $171.6 million from our initial public offering, $75.0 million from the issuance of common stock to the WLR Group and unrelated shareholders, partially offset by $35.7 million in loan repayments, $7.0 million in costs associated with the acquisition and newbuilding secured loan facilities, $0.3 million in costs associated with common stock issued to the WLR Group and others, and $15.2 million in costs associated with our initial public offering.

Secured Term Loan Facilities and Revolving Credit Facility

General. Navigator Gas L.L.C., our wholly-owned subsidiary, and certain of our vessel-owning subsidiaries have entered into a series of secured term loan facilities beginning in April 2011, or the “April 2011 secured term loan facility,” in April 2012, or the “April 2012 secured term loan facility,” in February 2013, or the “February 2013 secured term loan facility,” and in January 2015, or the “January 2015 secured term loan facility.” In December 2015, we entered into a secured revolving credit facility, or the “December 2015 revolving credit facility.” Collectively, we refer to the debt thereunder as our “secured facilities.” Proceeds of the loans under our secured facilities may be used to finance newbuildings, acquisitions and for general corporate purposes. The full commitment amounts have been drawn under the April 2011 secured term loan facility, the April 2012 secured term loan facility and the February 2013 secured term loan facility. Following the drawdown of $90.0 million to partially finance the delivery of the newbuildings Navigator Atlas, Navigator Europa and Navigator Oberon in 2014, there was $30.0 million under the April 2013 secured term loan facility available to be drawn to fund the delivery of newbuildings. In January 2015, the “April 2013 secured term loan facility” was refinanced with a new secured term loan facility, or the “January 2015 secured term loan facility,” under which we borrowed $278.1 million to finance or re-finance the purchase of the three vessels constructed in 2014, the four vessels constructed in 2015, and the two 2016 newbuildings. In December 2015, we entered into the “December 2015 secured revolving credit facility”, under which we borrowed $290.0 million on a revolver basis to finance three 35,000 cbm 2016 newbuildings, one 35,000 cbm 2017 newbuilding and two 22,000 cbm 2017 newbuildings. We are the guarantor under each of the secured term loan facilities and the revolving credit facility.

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

On June 30, 2014, we entered into a Supplemental Agreement to our February 2013 $270.0 million secured term loan facility, which, among other things, (i) allows us to prepay $120.0 million outstanding under such term loan facility, (ii) revises the terms of the loan facility to include a quasi-revolving facility where funds can be drawn over the course of the facility period in four tranches of $30.0 million each and (iii) provides that such term loan facility be amended and restated to reflect the foregoing. On July 7, 2014, we prepaid $120.0 million outstanding under such term loan facility from excess cash following the IPO in November 2013. We made an aggregate of $90.0 million of drawdowns ($30.0 million on each of November 6, 2014, December 30, 2014 and April 30, 2015), to fund instalments for the vessel newbuildings. The availability under this facility as of December 31, 2015 was $30.0 million.

January 2015 Secured Term Loan Facility. The January 2015 secured term loan facility was entered into to refinance the April 2013 secured term loan facility, as well as to provide financing for an additional five existing newbuildings. The January 2015 secured term loan facility has a term of up to seven years from the loan drawdown date with a maximum principal amount of up to $278.1 million. Following the combined drawdowns of $215.8 million to partially finance the delivery of the newbuildings Navigator Atlas, Navigator Europa, Navigator Oberon, Navigator Triton, Navigator Umbrio, Navigator Centauri, and Navigator Ceres, there was $62.3 million as at December 31, 2015 under the January 2015 secured term loan facility available to be drawn to fund the future deliveries of Navigator Ceto which was delivered in January 2016 and Navigator Copernico which is expected to be delivered in April 2016. The aggregate fair market value of the collateral vessels must be no less than 135% of the aggregate outstanding borrowings under the facility. Interest on amounts drawn is payable at a rate of U.S. LIBOR plus 270 basis points per annum.

December 2015 Secured Revolving Credit Facility. The December 2015 secured revolving credit facility has a term of seven years from the loan arrangement date (and will expire in December 2022) with a maximum principal amount of up to $290.0 million available on a revolving basis. No drawdowns were made before December 31, 2015. The aggregate fair market value of the collateral vessels must be no less than 125% of the aggregate outstanding borrowings under the facility. Interest on amounts drawn is payable at a rate of U.S. LIBOR plus 210 basis points per annum.

Prepayments/Repayments. The borrowers may voluntarily prepay indebtedness under our secured term loan facilities at any time, without premium or penalty, in whole or in part upon prior written notice to the facility agent, subject to customary compensation for LIBOR breakage costs. For the February 2013 secured term loan facility referred to above, the borrowers may not reborrow any amount that has been so prepaid. For the December 2015 secured revolving credit facility, the borrowers may re-borrow and prepay amounts.

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

Financial Covenants. The secured term loan facilities and revolving credit facility contain financial covenants requiring the borrowers, among other things, to ensure that:

•	the ratio of Net Debt to Total Capitalization (each as defined in the applicable secured term loan facility) is no greater than 0.6 to 1;

•	the borrowers have liquidity (including undrawn available lines of credit with a maturity exceeding 12 months) of no less than (i) between $10.0 million and $25.0 million, as applicable, or (ii) not less than $25.0 million, or (ii) 5% of Net Debt or total debt, as applicable, whichever is greater;

•	the ratio of EBITDA to Interest Expense (each as defined in the applicable secured term loan facility), on a trailing four quarter basis, is no less than 3 to 1;

•	the borrower must maintain a minimum ratio of shareholder equity to total assets of 30%; and

•	the current assets of the borrower must exceed the current liabilities (excluding current liabilities attributable to the senior unsecured bonds or the senior term loans) at all times.

Restrictive Covenants. The secured term loan facilities provide that the borrowers may not pay dividends to us out of operating revenues generated by the vessels securing the indebtedness if an event of default has occurred or is continuing. The secured term loan facilities and revolving credit facility also limit the borrowers from, among other things, incurring indebtedness or entering into mergers and divestitures. The secured term loan facilities also contain general covenants that will require the borrowers to maintain adequate insurance coverage and to maintain their vessels. In addition, the secured term loan facilities and revolving credit facility include customary events of default, including those relating to a failure to pay principal or interest, a breach of covenant, representation and warranty, a cross-default to other indebtedness and non-compliance with security documents.

As of December 31, 2014 and 2015, we were in compliance with all covenants under the secured term loan facilities and revolving credit facility, including with respect to the aggregate fair market value of our collateral vessels.

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

Optional Redemption. We may redeem the senior unsecured bonds, in whole or in part. Senior unsecured bonds redeemed up until December 17, 2016, shall be redeemed at 104% of par, senior unsecured bonds redeemed from December 18, 2016 to June 17, 2017, shall be redeemed at 102% of par and senior unsecured bonds redeemed from June 18, 2017, to the day prior to the maturity date, shall be redeemed at 101% of par.

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

As of December 31, 2015, we were in compliance with all covenants under our senior unsecured bond agreement.

C.	Research and Development Patents and Licenses etc.

We do not undertake any significant expenditure on research and development, and have no significant interests in patents or licenses.

D.	Trend Information

The demand for seaborne transportation of LPG, petrochemical gases and ammonia is expected to continue to grow due to evolving energy and petrochemical market dynamics, as seaborne transportation is often the only, or the most cost effective, way to transport liquefied gases between major exporting and importing markets. The arbitrage between oil-based products and LPG has narrowed due to the current decline in the price of oil. As OPEC continues to pump oil at record levels it is anticipated that the price of oil will not rise over the next few months. This is forcing oil and gas exploration companies to reduce investments in new projects and consider the closure of drilling projects with high costs of extraction. However, as LPG is a supply driven product, and due to limited storage facilities, companies extracting oil and gas are still expected to produce it as a byproduct and price it accordingly to clear the market.

The expansion of existing LNG facilities and the construction of new LNG production facilities around the world have added to LPG production and trade volumes, following a period of project delays and stalled start-ups due to the global economic downturn. U.S. based shale plays have been developing rapidly over the last few years, increasing LNG production, which consists of among others, propane, butane and ethane molecules. Terminal operators have responded to the surge in LNG supply and have de-bottlenecked existing facilities and constructed new export terminals to facilitate international trade. Several new export locations have therefore been commissioned both on the U.S. East coast and U.S. Gulf coast.

Charter rates and vessel values are influenced by the supply and demand for seaborne gas cargo carrying capacity and are consequently volatile. The supply of gas carrier capacity is primarily a function of the size of the existing world fleet, the number of newbuildings being delivered and the scrapping of older vessels. The world fleet of liquefied gas carriers has increased steadily over the past ten years and the size of the order book reached an initial peak in 2007 and 2008 but declined in the second half of 2008 and 2009 as a result of the slowdown in the world economy. The order book for handysize liquefied gas carriers has increased significantly since late 2010 and now has the largest number of newbuildings, all of which are due to be delivered over the next two years. However these are split between a number of new entrants, with none of these set to obtain a dominant share of the market from their newbuilding programs. Demolition or scrapping is largely a function of vessel age and the state of the freight market, as all ships have finite lives. There was a marked increase in scrapping activity from 2007 through 2011, which largely coincided with the downturn in the freight market. However, demolition levels declined significantly since 2012.

E.	Off-Balance Sheet Arrangements

We currently do not have any off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations

The contractual obligations schedule set forth below summarizes our contractual obligations as of December 31, 2015.

	2016	2017	2018	2019	2020	Thereafter	Total
	(in thousands)
Vessels under construction	230,248	160,620					390,868
Secured term loan facilities and revolving credit facility and 9% senior unsecured bond issue	61,979	296,002	120,989	16,978	75,104	59,242	630,294
Office operating leases	709	593	477	477	477	597	3,330
Total contractual obligations	$292,936	$457,215	$121,466	$17,455	$75,581	$59,839	$1,024,492

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

G.	Safe Harbor

See “Cautionary Statement Regarding Forward Looking Statements” at the beginning of this annual report.

H.	Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with U.S. GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. For a description of our material accounting policies, please read Note 2 (Summary of Significant Accounting Policies) to the audited historical consolidated financial statements.

Revenue Recognition. We employ our vessels under time charters, voyage charters or COAs. With time charters, we receive a fixed charter rate per on-hire day and revenue is recognized on an accrual basis and is recorded over the term of the charter as service is provided. In the case of voyage charters, the vessel is contracted for a voyage between two or several ports, and we are paid for the cargo transported. Revenue from COAs is recognized on the same basis as revenue from voyage charters, as they are essentially a series of consecutive voyage charters.

We recognize revenue on a discharge-to-discharge basis in determining percentage of completion for all voyage charters, but do not begin recognizing revenue until a charter has been agreed to by the customer and us, even if the vessel has discharged its cargo and is sailing to the anticipated load port for its next voyage.

Vessels in Operation. The cost of our vessels (excluding the estimated initial built-in overhaul cost) less their estimated residual value is depreciated on a straight-line basis over the vessels’ estimated useful lives. We estimate the useful life of each of our vessels to be 30 years from the date the vessel was originally delivered from the shipyard. The actual life of a vessel, however, may be different, with a life less than 30 years resulting in an increase in the quarterly depreciation and potentially resulting in an impairment loss. The estimated residual value is based on the steel value of the tonnage for each vessel.

Impairment of Vessels. We review our vessels for impairment when events or circumstances indicate the carrying amount of the vessel may not be recoverable. We may recognize an impairment loss when the sum of the expected future cash flows (undiscounted and without interest) of a vessel over its estimated remaining useful life is less than its carrying amount. If we determine that a vessel’s undiscounted cash flows are less than its carrying value, we record an impairment loss equal to the amount by which its carrying amount exceeds its fair value. The new lower cost basis would result in a lower annual depreciation than before the impairment. Considerations in making such an impairment evaluation include comparison of current carrying value to anticipated future operating cash flows, expectations with respect to future operations and other relevant factors. The estimates and assumptions regarding expected cash flows require considerable judgment and are based upon historical experience, financial forecasts and industry trends and conditions. We are not aware of any indicators of impairment nor any regulatory changes or environmental liabilities that we anticipate will have a material impact on our current or future operations.

Vessel Market Values. In “—Impairment of Vessels,” we discuss our policy for assessing impairment of the carrying values of our vessels. The charter-free market value (i.e., disregarding the charter contracts attached to each of the vessels) of certain vessels in many segments of the worldwide oceangoing vessel fleet have experienced volatility over the past several years. Therefore, there is a risk that the sale value of certain of our vessels could decline below those vessels’ carrying value, even though we would not impair those vessels’ carrying value under our accounting impairment policy, due to our belief that future undiscounted cash flows expected to be earned by such vessels over their operating lives would exceed such vessels’ carrying amounts.

However, with respect to the class of vessels we own, we believe that relative to the worldwide oceangoing vessel fleet, the market for the sale of our vessels is particularly illiquid, difficult to observe and, therefore, speculative, given the extremely limited secondary sales data. We obtain shipbroker appraisals of our vessels principally for the purposes of covenant compliance (e.g., loan to value ratio). These appraisals are generally performed without examination of the vessel and without an attempt to market a vessel, and no consideration is given to whether a group of vessels could be sold for higher valuation than on an individual basis. Given the lack of secondary sales data available for our vessels, these appraisals have been used by us as an approximation of our vessels’ market values. However, because these appraisals are primarily prepared for the purposes of valuing collateral and the lack of comparable market transactions, they are prepared on a charter-free basis predominantly based on depreciated replacement cost, which, we believe significantly discounts the value of our vessels. As a result, we believe that the ultimate value that could be obtained from the sale of any one of our vessels to a willing third party would likely, and in many cases meaningfully, exceed the vessel’s appraised value, especially if we were given adequate time to market the vessel.

Drydocking Costs and Vessel Damage. Each of our vessels is required to be drydocked every five years until it reaches 15 years of age, after which each vessel is required to be drydocked every two and one-half to three years for any major repairs and maintenance and for inspection of the underwater parts of the vessel, which cannot be performed while the vessel is operating. We capitalize costs associated with the drydockings as “built in overhauls” in accordance with U.S. GAAP and amortize these costs on a straight-line basis over the period between drydockings.

We expense estimated costs to repair minor vessel damage that exists at the balance sheet date.

Amortization of capitalized drydocking expenditures requires us to estimate the period until the next drydocking. While we typically drydock each vessel every two and one-half to five years, we may drydock the vessels on a more frequent basis. If we change our estimate of the next drydock date, we will adjust our annual amortization of drydocking expenditures. Amortization of drydockings is included in our depreciation and amortization expense.

Foreign Currency Transactions. Substantially all of our cash receipts are in U.S. Dollars. Our disbursements, however, are in the currency invoiced by the supplier. We remit funds in the various currencies invoiced. We convert the non-U.S. Dollar invoices received and their subsequent payments into U.S. Dollars when the transactions occur. The movement in exchange rates between these two dates is transferred to an exchange difference account and is expensed each month.

Our payments due to our technical managers pursuant to our crewing management agreements are denominated in U.S. Dollars, subject to adjustment based on the U.S. Dollar/Euro exchange rate. A significant portion of the payments we make to our technical managers are used by them to pay the officers on-board our vessels.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

Directors

Set forth below are the names, ages and positions of our directors.

Name	Age	Position
David J. Butters	75	Chairman of the Board of Directors
Dr. Heiko Fischer	48	Director
David Kenwright	68	Director
Spiros Milonas	87	Director
Alexander Oetker	41	Director
Wendy Teramoto	41	Director
Florian Weidinger	34	Director

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

Alexander Oetker. Alexander Oetker has been a member of the Board since September 2006. Mr. Oetker is the founder and chief executive officer of AO Schiffahrt GmbH & Co., a bulk and container shipping company based in Hamburg, Germany. Before founding AO Schiffahrt, Mr. Oetker was employed as chartering manager of Hamburg Sud and was employed by Hutchinson Port Holdings in Hong Kong.

Wendy Teramoto. Wendy L. Teramoto has been a member of the Board since November 2014. Ms. Teramoto is a Managing Director of WL Ross & Co. LLC, a private equity firm, and is a member of its Investment Committee. Ms. Teramoto is currently a director of The Greenbrier Companies, a supplier of transportation equipment and services to the railroad industry, Diamond S Shipping Group Inc., an energy focused global shipping company and Nautical Bulk Holdings Ltd, a dry bulk shipping company. Prior to WL Ross & Co. LLC, Ms. Teramoto worked in the restructuring advisory group at Rothschild Inc. Ms. Teramoto holds a B.S. in Accounting from the University of Colorado at Boulder.

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

Executive Officers

The following table provides information about our executive officers. NGT Services (UK) Limited, our wholly-owned subsidiary and commercial manager, will provide us with certain of our officers, including our chief financial officer and our chief commercial officer. All references in this annual report to “our officers” refer to our president and chief executive officer and those officers of NGT Services (UK) Limited who perform executive officer functions for our benefit.

Name	Age	Position
David J. Butters	75	Chairman of the Board of Directors
Niall Nolan	52	Chief Financial Officer
Oeyvind Lindeman	37	Chief Commercial Officer
Paul Flaherty	51	Director of Fleet & Technical Operations
Tommy Hjalmas	48	Director of Newbuildings and Special Projects

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

Compensation of Management

Our officers receive compensation for the services they provide to us. Four of our five officers (Messrs. Nolan, Lindeman, Flaherty and Hjalmas) are remunerated in pounds sterling, while Mr. Butters is remunerated in U.S. dollars. For purposes of this annual report, all forms of compensation paid to our officers have been converted to U.S. dollars. For the year ended December 31, 2015, the aggregate cash compensation paid to all officers as a group was approximately $2,844,740. The cash compensation for each officer is comprised of base salary and bonus. Our officers are eligible to receive a discretionary annual cash bonus based on certain performance criteria determined by the compensation committee of our Board, or the “Compensation Committee,” and approved by our Board. Regardless of performance, the annual cash bonuses are paid at the sole discretion of the Compensation Committee, subject to approval by our Board.

For the year ended December 31, 2015, we granted a total of 122,155 shares subject to stock option awards to officers of the company under the Navigator Holdings Ltd. 2013 Long-Term Incentive Plan, or the “LTIP” (as described in further detail below under “—2013 Long-Term Incentive Plan”), which such awards shall vest and become exercisable on the third anniversary of the grant date. Once vested and exercisable, the awards may be exercised up to the tenth anniversary of the grant date, subject to an officer’s continued employment by us.

Messrs. Nolan, Lindeman, Flaherty and Hjalmas are eligible to participate in certain welfare benefit programs we offer, including life insurance, permanent health insurance, and private medical insurance. For the year ended December 31, 2015, the aggregate cost of the benefits described in the preceding sentence provided to Messrs. Nolan, Lindeman, Flaherty and Hjalmas was approximately $12,015. While Mr. Butters is not eligible to participate in the same welfare benefit programs as our other officers, he is entitled to reimbursement by us for the Medicare portion of the FICA tax withheld from his compensation. For the year ended December 31, 2015, we paid Mr. Butters an amount of $26,899 as Medicare reimbursement. Messrs. Nolan, Lindeman, Flaherty and Hjalmas are also eligible to participate in a personal pension plan, described below under “—Benefit Plans and Programs.”

Compensation of Directors

Officers who also serve as members of our Board do not receive additional compensation for their services as directors. Each non-employee director who serves as a member of our Board receives a fee of $100,000, of which $50,000 is paid in cash and $50,000 in shares of restricted stock granted under the LTIP which vest on the first anniversary of the grant date. In addition, the Audit Committee chairman and Compensation Committee chairman each receive an additional amount of $5,000 per annum while members of each committee receive a meeting fee of $1,500 for each committee meeting.

For the year ended December 31, 2015, we also granted a total of 16,854 shares of restricted stock pursuant to awards under the LTIP to non-employee directors of the company, which such awards vest on the first anniversary of the grant date.

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

As described above under “—Compensation of Management” and “—Compensation of Directors,” during the year ended December 31, 2015, we granted a total of (i) 122,155 shares subject to stock option awards under the LTIP to our officers and (ii) 16,854 shares of restricted stock under the LTIP to our non-employee directors. The stock option awards have an exercise price of $17.80 per share, vest and become exercisable on the third anniversary of the date of grant and thereafter and may be exercised up to the tenth anniversary of the grant date, subject to an officer’s continued employment by the company The awards of restricted stock will be settled in shares of our common stock and will all vest on the third anniversary of the applicable grant date.

Benefit Plans and Programs

We sponsor a money purchase defined contribution plan, which we refer to as a personal pension plan, for all employees located in the U.K., including Messrs. Nolan, Lindeman, Flaherty and Hjalmas. Each employee is eligible to contribute up to 100% of his annual salary to their personal pension plan and we will match any such contribution up to 10% of the employee’s annual salary. For the year ended December 31, 2015, we paid approximately $97,263 in matching contributions to the personal pension plan for Messrs. Nolan, Lindeman, Flaherty and Hjalmas.

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

We had 37 employees as of December 31, 2015 compared to 29 employees as of December 31, 2014 and 22 at December 31, 2013. We consider our employee relations to be good. Our crewing and technical managers provide crews for our vessels under separate crew management agreements.

E.	Share Ownership

See “Item 7—Major Shareholders and Related Party Transactions—Major Shareholders.”

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our common stock as of March 3, 2016:

•	each person known by us to be a beneficial owner of more than 5.0% of our common stock;

•	each of our directors;

•	each of our named executive officers; and

•	all directors and executive officers as a group.

The data set forth below is based on information filed with the SEC and information provided to us prior to March 3, 2016. Except as otherwise indicated, the person or entities listed below have sole voting and investment power with respect to all of our shares of common stock beneficially owned by them, subject to community property laws where applicable.

	Common Stock Beneficially Owned
Name of Beneficial Owner	Shares(1)	Percent
WLR Group(2)	21,863,874	39.5%
David J. Butters(3)	1,964,949	3.5%
Spiros Milonas(4)	1,555,257	2.8%
Alexander Oetker	2,809	*
David Kenwright	18,458	*
Florian Weidinger	14,958	*
Dr. Heiko Fischer(5)	39,867	*
Wendy Teramoto(6)	7,809	*
Niall Nolan	117,807	*
Oeyvind Lindeman	4,989	*
Paul Flaherty	3,509	*
Tommy Hjalmas	9,846	*
All executive officers and directors as a group (11 persons)	3,685,258	6.8%

*	Less than 1%.

(1)	Unless otherwise indicated, all shares of common stock are owned directly by the named holder and such holder has sole power to vote and dispose of such shares. Unless otherwise noted, the address for each beneficial owner named above is: 399 Park Avenue, 38th Floor, New York, New York 10022.
(2)	Represents 13,058,516 shares of common stock held directly by WLR Recovery Fund IV DSS AIV, L.P., 4,422,528 shares of common stock held directly by WLR Recovery Fund V DSS AIV, L.P., 4,288,484 shares of common stock held directly by WLR Select Co-Investment, L.P., 52,727 shares of common stock held directly by WLR IV Parallel ESC, L.P. and 41,619 shares of common stock held directly by WLR V Parallel ESC, L.P. (collectively, the “WLR Investors”). Wilbur L. Ross, Jr. is the chairman and chief executive officer of WLR, the chairman and president of Invesco Private Capital, Inc. and a director and shareholder of WLR Recovery Associates IV DSS AIV GP, Ltd., WLR Recovery Associates V DSS AIV GP, Ltd. and WLR Select Associates DSS GP, Ltd. Invesco Private Capital, Inc. is the managing member of Invesco WLR IV Associates LLC, which in turn is the general partner of WLR IV Parallel ESC, L.P. Invesco Private Capital, Inc. is also the managing member of Invesco WLR V Associates LLC, which in turn is the general partner of WLR V Parallel ESC, L.P. WLR Select Associates DSS GP, Ltd. is the general partner of WLR Select Associates DSS, L.P., which in turn is the general partner of WLR Select Co-Investment, L.P. WLR Recovery Associates IV DSS AIV GP, Ltd. is the general partner of WLR Recovery Associates IV DSS AIV, L.P., which in turn is the general partner of WLR Recovery Fund IV DSS AIV, L.P. WLR Recovery Associates V DSS AIV GP, Ltd. is the general partner of WLR Recovery Associates V DSS AIV, L.P., which in turn is the general partner of WLR Recovery Fund V DSS AIV, L.P. Mr. Ross is a member of the investment committee of each WLR Investors’ general partner, which has investment and voting control over the shares held or controlled by each of the WLR Investors. Mr. Ross disclaims beneficial ownership of all of the shares of common stock held or controlled by each of the WLR Investors except for his pecuniary interest therein. With the exception of Mr. Ross, whose address is 328 El Vedado Road, Palm Beach, Florida 33401, the address of each of the entities and persons identified in this note is c/o WL Ross & Co. LLC, 1166 Avenue of the Americas, New York, NY 10036.
(3)	Includes 150,000 shares of common stock that are owned by the spouse of Mr. Butters, for which he disclaims beneficial ownership.
(4)	Includes 120,000 shares of common stock held in joint tenancy with right of survivorship with Antonia K Milonas.
(5)	Represents shares of common stock held directly by Dr. Fischer. Dr. Fischer is a Board designee of WLR. Dr. Fischer disclaims beneficial ownership over the shares held or controlled by the WLR Group.
(6)	Represents shares of common stock held directly by Ms. Teramoto. Ms. Teramoto is a Managing Director of WL Ross & Co. LLC. Ms. Teramoto disclaims beneficial ownership over the shares held or controlled by the WLR Group.

B.	Related Party Transactions

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

Investor Restrictions Agreement

On August 9, 2012, we entered into an investor restrictions agreement with the WLR Group, pursuant to which the WLR Group agreed, not to, among other things, acquire additional shares of common stock, subject to certain exceptions, or publicly propose to effect any tender offer or other transaction in which the common stock would be purchased or exchanged into cash or other property without the prior approval of our Board. The transactions contemplated by the investment agreement described above received the requisite approval of our Board under the investor restrictions agreement for all purposes. This agreement expired on October 16, 2015.

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

B.	Significant Changes

Not applicable.

Item 9.	The Offer and Listing

A.	Offer and Listing Details

The high and low market prices for our shares of common stock on the NYSE, for the years, quarters and months indicated, are as follows:

For the Year Ended	High	Low
December 31, 2015	$22.31	$11.62
December 31, 2014	$31.90	$15.26

Quarter Ended	High	Low
December 31, 2015	$16.07	$11.62
September 30, 2015	$19.72	$12.98
June 30, 2015	$22.31	$18.20
March 31, 2015	$21.20	$15.95
December 31, 2014	$27.70	$15.00
September 30, 2014	$31.90	$26.26
June 30, 2014	$30.46	$22.40
March 31, 2014	$28.85	$21.37

Most recent six months	High	Low
February 2015	$15.97	$12.96
January 2016	$13.85	$10.24
December 2015	$14.36	$11.62
November 2015	$14.75	$12.71
October 2015	$16.07	$13.07
September 2015	$16.78	$12.98

B.	Plan of distribution

Not applicable.

C.	Markets

Our common stock started trading on the New York Stock Exchange under the symbol “NVGS” on November 21, 2013.

Item 10.	Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

The following is a summary of each material contract, other than material contracts entered into in the ordinary course of business, to which we or any of our subsidiaries is a party, for the two years immediately preceding the date of this annual report, each of which is included in the list of exhibits in Item 19:

(1)	Supplemental Deed, dated February 13, 2014, among PT Navigator Khatulistiwa, PT Persona Sentra Utama, PT Mahameru Kencana Abadi, Navigator Gas Invest Limited, Falcon Funding Ptd. Ltd. and Navigator Gas L.L.C. On February 13, 2014, PTNK, PT Persona Sentra Utama, PT Mahameru Kencana Abadi, Navigator Gas Invest Limited, Falcon Funding Pte. Ltd and Navigator Gas L.L.C. entered into a Supplemental Deed under which the JV Agreement was amended to include Navigator Global, which is currently chartered to Pertamina, along with Navigator Pluto and Navigator Aries.

(2)	$120.0 million Supplemental Agreement, dated June 30, 2014, between Navigator Holdings Ltd. and Nordea. This is a Supplemental Agreement to our February 2013 $270.0 million secured term loan facility, which, among other things, (i) allows the us to prepay $120.0 million outstanding under such term loan facility, (ii) revises the terms of the such term loan facility to include a quasi revolving facility where funds can be drawn over the course of the facility period in four tranches of $30.0 million each and (iii) provides that such term loan facility be amended and restated to reflect the foregoing.

(3)	$278.1 million Facility Agreement, by and among Navigator Atlas L.L.C, Navigator Europa L.L.C., Navigator Oberon L.L.C., Navigator Triton L.L.C., Navigator Umbrio L.L.C., Navigator Centauri L.L.C., Navigator Ceres L.L.C., Navigator Ceto L.L.C. and Navigator Copernico L.L.C, Navigator Holdings Ltd. and Navigator Gas L.L.C., Credit Agricole Corporate and Investment Bank, HSH Nordbank Ag and NIBC Bank N.V. as the arrangers and Credit Agricole as agent, and a group of financial institutions as lenders, dated as of January 27, 2015.

(4)	$290.0 million Facility Agreement, by and among Navigator Gas L.L.C., Nordea Bank AB, ABN Amro Bank N.V., Danmarks Skibskredit A/S, National Australia Bank Limited, ING Bank N.V. and Credit Agricole Corporate and Investment Bank as the arrangers and Nordea Bank AB and ABN Amro Bank N.V as agent and a group of financial institutions as lenders, dated as of December 21, 2015.

D.	Exchange Controls

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

The following discussion applies only to beneficial owners of our common stock that own shares of common stock as “capital assets” within the meaning of Section 1221 of the Code (i.e., generally for investment purposes) and is not intended to be applicable to all categories of investors, such as shareholders subject to special tax rules

(e.g., financial institutions, insurance companies, broker-dealers, tax-exempt organizations, retirement plans or individual retirement accounts, or former citizens or long-term residents of the United States), to persons that hold the shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes, to partnerships or their partners, or to persons that have a functional currency other than the U.S. Dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. If a partnership or other entity classified as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of its partners generally will depend upon the status of the partner and the activities of the partnership. If you are a partner in a partnership holding our common stock, we encourage you to consult your own tax advisor regarding the tax consequences to you of the partnership’s ownership of our common stock.

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

PFIC Status and Significant Tax Consequences

Adverse U.S. federal income tax rules apply to a U.S. Holder that owns an equity interest in a non-U.S. corporation that is classified as a PFIC for U.S. federal income tax purposes. In general, we will be treated as a PFIC with respect to a U.S. Holder if, for any taxable year in which the holder held our common stock, either:

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

Income earned, or treated as earned (for U.S. federal income tax purposes), by us in connection with the performance of services should not constitute passive income for PFIC purposes. By contrast, rental income generally would constitute passive income unless we were treated as deriving our rental income in the active conduct of a trade or business under the applicable rules.

Based on our current and projected method of operation we believe that we were not a PFIC for any taxable year, and we expect that we will not be treated as a PFIC for the current or any future taxable year. We believe that more than 25.0% of our gross income for each taxable year was or will be non-passive income, and more than 50.0% of the average value of our assets for each such year was or will be held for the production of such non-passive income. This belief is based on certain valuations and projections regarding our assets, income and charters, and its validity is conditioned on the accuracy of such valuations and projections. While we believe such valuations and projections to be accurate, the shipping market is volatile and no assurance can be given that our assumptions and conclusions will continue to be accurate at any time in the future.

Moreover, there are legal uncertainties involved in determining whether the income derived from our time-chartering activities constitutes rental income or income derived from the performance of services. In Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009), the Fifth Circuit held that income derived from certain time-chartering activities should be treated as rental income rather than services income for purposes of a provision of the Code relating to foreign sales corporations. In that case, the Fifth Circuit did not address the definition of passive income or the PFIC rules; however, the reasoning of the case could have implications as to how the income from a time charter would be classified under such rules. If the reasoning of the case were extended to the PFIC context, the gross income we derive from our time-chartering activities may be treated as rental income, and we would likely be treated as a PFIC. In published guidance, the IRS stated that it disagreed with the holding in Tidewater, and specified that time charters similar to those at issue in this case should be treated as service contracts.

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

Taxation of U.S. Holders Making a Timely QEF Election

A U.S. Holder that makes a timely QEF election, or an “Electing Holder,” must report for U.S. federal income tax purposes his pro rata share of our ordinary earnings and net capital gain, if any, for our taxable years that end with or within his taxable year, regardless of whether or not the Electing Holder received distributions from us in that year. The Electing Holder’s adjusted tax basis in its shares of our common stock will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that were previously taxed will result in a corresponding reduction in the Electing Holder’s adjusted tax basis in its shares of common stock and will not be taxed again once distributed. An Electing Holder generally will recognize capital gain or loss on the sale, exchange or other disposition of our common stock. A U.S. Holder makes a QEF election with respect to any year that we are a PFIC by filing IRS Form 8621 with his U.S. federal income tax return. If, contrary to our expectations, we determine that we are treated as a PFIC for any taxable year, we will provide each U.S. Holder with the information necessary to make the QEF election described above. Although the QEF election is available with respect to subsidiaries, in the event we acquire or own a subsidiary in the future that is treated as a PFIC, no assurances can be made that we will be able to provide U.S. Holders with the necessary information to make the QEF election with respect to such subsidiary.

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

Medicare Tax on Net Investment Income

Certain U.S. Holders, including individuals, estates and trusts, will be subject to an additional 3.8% Medicare tax on, among other things, dividends and capital gains from the sale or other disposition of equity interests. For individuals, the additional Medicare tax applies to the lesser of (i) “net investment income” or (ii) the excess of “modified adjusted gross income” over $200,000 ($250,000 if married and filing jointly or $125,000 if married and filing separately). “Net investment income” generally equals the taxpayer’s gross investment income reduced by deductions that are allocable to such income. Shareholders should consult their tax advisors regarding the implications of the additional Medicare tax resulting from their ownership and disposition of our common stock.

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

Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on IRS Form W-8BEN, W-8BEN-E, W-8ECI or W-8IMY, as applicable.

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

Interest Rate Risk

Historically, we have been subject to limited market risks relating to changes in interest rates because we did not have significant amounts of floating rate debt outstanding. Navigator Gas L.L.C., our wholly-owned subsidiary, and certain of our vessel-owning subsidiaries are parties to secured term loan facilities that bear interest at an interest rate of LIBOR plus 210 to 350 basis points. A variation in LIBOR of 100 basis points would result in a variation of $10,000 in annual interest paid on each $1.0 million of indebtedness outstanding under the secured term loan facilities. See “—Secured Term Loan Facilities.”

We invest our cash and marketable securities in financial instruments with original maturities of no more than six months within the parameters of our investment policy and guidelines.

We do not currently use interest rate swaps to manage the impact of interest rate changes on earnings and cash flows, but we may elect to do so in the future.

Foreign Currency Exchange Rate Risk

Our primary economic environment is the international shipping market. This market utilizes the U.S. Dollar as its functional currency. Consequently, virtually all of our revenues are in U.S. Dollars. Our expenses, however, are in the currency invoiced by each supplier, and we remit funds in the various currencies invoiced. We incur some vessel operating expenses and general and administrative costs in foreign currencies. During the fiscal years ended December 31, 2014 and 2015, approximately $14.3 million, or 17.8%, and $15.8 million, or 17.3%, respectively, of vessel operating costs and general and administrative costs were denominated in non-U.S. Dollar currency, principally the British Pound Sterling and the Euro. A hypothetical 10% decrease in the value of the U.S. Dollar relative to the values of the British Pound Sterling and the Euro realized during the year ended December 31, 2015, would have increased our vessel operating costs during the fiscal year ended December 31, 2015, by approximately $0.9 million, and our general and administrative costs by $0.7 million. We have not entered into any hedging transactions to mitigate our exposure to foreign currency exchange rate risk.

Inflation

Certain of our operating expenses, including crewing, insurance and drydocking costs, are subject to fluctuations as a result of market forces. Crewing costs in particular have risen over the past number of years as a result of a shortage of trained crews. Inflationary pressures on bunker (fuel and oil) costs could have a material effect on our future operations if the number of vessel employment contracts for voyage charters or COAs increases. In the case of the 15 of our 30 vessels that are currently time-chartered to third parties, it is the charterers who pay for the fuel. If our vessels are employed under voyage charters or COAs, freight rates are generally sensitive to the price of fuel. However, a sharp rise in bunker prices may have a temporary negative effect on our results since freight rates generally adjust only after prices settle at a higher level.

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

On November 20, 2013, the Form F-1 relating to our initial public offering, or the “Registration Statement,” was declared effective. On November 26, 2013, we closed our initial public offering. Jefferies LLC and Morgan Stanley & Co. LLC acted as joint book-running managers for our initial public offering. In connection with our initial public offering, we issued and sold 9,030,000 shares of common stock to the public at a price of $19.00 per share, raising gross proceeds of $171.6 million. Net proceeds from our initial public offering were $156.4 million, after deducting underwriting discounts and commissions of $12.0 million and offering expenses of $3.2 million. We used the net proceeds from the initial public offering to fund the equity portion, or approximately $75.1 million due under our purchase obligations for the 2015 newbuildings and intend to use the remainder for part of the 2016 newbuildings and general corporate purposes. The remaining $112.6 million of the 2015 newbuildings was financed under secured loan term facilities.

Item 15.	Controls and Procedures

Disclosure Controls and Procedures

Our Principal Executive Officer and our Principal Financial and Accounting Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) as of December 31, 2015, have concluded that, as of such date, our disclosure controls and procedures were effective.

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

Management has performed an assessment of the effectiveness of the Company’s internal controls over financial reporting as of December 31, 2015 based on the provisions of Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based upon that evaluation, our management, with the participation of our principal executive officer and principal financial and accounting officer, concluded that our internal controls over financial reporting are effective as of December 31, 2015.

The Company’s internal control over financial reporting, at December 31, 2015, has been audited by KPMG LLP, an independent registered public accounting firm, who also audited the Company’s consolidated financial statements for that year. Their audit report on the effectiveness of internal control over financial reporting is presented in Item 18- Financial Statements.

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

Item 16C.	Principal Accountant Fees and Services

Our principal accountant for 2014 and 2015 was KPMG LLP.

Fees Incurred by the Company for KPMG LLP’s Services

In 2014 and 2015, the fees rendered by the auditors were as follows:

	2014 (in thousands)	2015 (in thousands)
Audit Fees	$508	$458
Audit-Related Fees	—	—
Tax Fees	55	55
All Other Fees	155	—

	$718	$513

Audit Fees

Audit fees incurred in 2015 include $458,548 and $507,769 in 2014 relating to aggregate fees billed for professional services rendered by the principal accountant for the audit of the Company’s annual financial statements and quarterly reviews.

Audit-Related Fees

There were no audit related fees incurred in 2014 and 2015.

Tax Fees

Tax fees incurred in 2015 include $54,811 and $54,892 in 2014 relating to services provided by the principal accountant in connection with our tax.

All Other Fees

There were no fees incurred by the company for KPMG LLP services relating to other fees in 2015. All other fees in 2014 include $155,418 relating to professional services comprising of work in connection with our initial public offering in November 2013.

The audit committee has the authority to pre-approve permissible audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees. Engagements for proposed services either may be separately pre-approved by the audit committee or entered into pursuant to detailed pre-approval policies and procedures established by the audit committee, as long as the audit committee is informed on a timely basis of any engagement entered into on that basis. The audit committee separately pre-approved all engagements and fees paid to our principal accountant for all periods in 2015.

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

The following financial statements listed below and set forth on pages F-3 through F-20, together with the related report of KPMG LLP, Independent Registered Public Accounting Firm thereon, are filed as part of this annual report:

Item 19.	Exhibits

The following exhibits are filed as part of this annual report:

Exhibit Number	Description

1.1	Amended and Restated Articles of Incorporation of Navigator Holdings Ltd. (incorporated by reference to Exhibit 3.1 to the registrant’s Registration Statement on Form F-1 (File No. 333-191784), filed on November 6, 2013).

1.2	Second Amended and Restated Bylaws of Navigator Holdings Ltd. (incorporated by reference to Exhibit 3.2 to the registrant’s Registration Statement on Form F-1 (File No. 333-191784), filed on November 4, 2013).

2.1	Investment Agreement, dated November 10, 2011, among Navigator Holdings Ltd., WL Ross & Co. LLC and certain of its affiliates named therein (incorporated by reference to Exhibit 4.1 to the registrant’s Registration Statement on Form F-1 (File No. 333-191784), filed on November 4, 2013).

2.2	Investment Agreement, dated February 15, 2013, among Navigator Holdings Ltd., WL Ross & Co. LLC and certain of its affiliates and unrelated third-party investors named therein (incorporated by reference to Exhibit 4.2 to the registrant’s Registration Statement on Form F-1 (File No. 333-191784), filed on November 4, 2013).

2.3	Investor Rights Agreement, dated November 5, 2013, among Navigator Holdings Ltd., WL Ross & Co. LLC and certain of its affiliates named therein (incorporated by reference to Exhibit 4.3 to the registrant’s Registration Statement on Form F-1 (File No. 333-191784), filed on November 6, 2013).

2.4	Investor Restrictions Agreement, dated August 9, 2012, among Navigator Holdings Ltd., WL Ross & Co. LLC and certain of its affiliates named therein (incorporated by reference to Exhibit 4.4 to the registrant’s Registration Statement on Form F-1 (File No. 333-191784), filed on November 4, 2013).

2.5	Form of Common Stock Certificate (incorporated by reference to Exhibit 4.5 to the registrant’s Registration Statement on Form F-1 (File No. 333-191784), filed on November 15, 2013).

Exhibit Number	Description

4.1	Navigator Holdings Ltd. 2013 Long-Term Incentive Plan, effective as of October 22, 2013 (incorporated by reference to Exhibit 10.1 to the registrant’s Registration Statement on Form F-1 (File No. 333-191784), filed on November 6, 2013).

4.2	Navigator Holdings Ltd. 2008 Restricted Stock Plan, effective as of September 16, 2008 (incorporated by reference to Exhibit 10.3 to the registrant’s Registration Statement on Form F-1 (File No. 333-191784), filed on October 17, 2013).

4.3	$80.0 million Secured term loan facility by and among Navigator Gas L.L.C., Navigator Leo L.L.C., Navigator Libra L.L.C., Nordea Bank Finland Plc, acting through its New York branch, and Skandinaviska Enskilda Banken AB (Publ), as the Lead Arrangers, Bookrunner, Facility Agent and Security Trustee, dated as of April 1, 2011 (incorporated by reference to Exhibit 10.3 to the registrant’s Registration Statement on Form F-1 (File No. 333-191784), filed on October 17, 2013).

4.4	$180.0 million Secured term loan facility by and among Navigator Gas L.L.C., Navigator Pegasus, L.L.C., Navigator Phoenix L.L.C., Nordea Bank Finland Plc, Skandinaviska Enskilda Banken AB and DVB Bank Se Nordic Branch, dated as of April 18, 2012 (incorporated by reference to Exhibit 10.4 to the registrant’s Registration Statement on Form F-1 (File No. 333-191784), filed on October 17, 2013).

4.5	$270.0 million Secured term loan facility by and among Navigator Gas L.L.C., Navigator Holdings Ltd., Nordea Bank Finland Plc, Skandinaviska Enskilda Banken AB, DVB Bank Se Nordic Branch, ABN Amro Bank N.V. and HSH Nordbank AG, as mandated lead arrangers, dated as of February 12, 2013 (incorporated by reference to Exhibit 10.5 to the registrant’s Registration Statement on Form F-1 (File No. 333-191784), filed on October 17, 2013).

4.6	$278.1 million Secured Facility Agreement, dated January 27, 2015, by and among Navigator Atlas L.L.C., Navigator Europa L.L.C., Navigator Oberon L.L.C., Navigator Triton L.L.C., Navigator Umbrio L.L.C., Navigator Centauri L.L.C., Navigator Ceres L.L.C., Navigator Ceto L.L.C. and Navigator Copernico L.L.C., as borrowers, Navigator Holdings Ltd., Navigator Gas L.L.C and Credit Agricole Corporate and Investment Bank, HSH Nordbank AG and NIBC Bank N.V., as arrangers and Credit Agricole Corporate and Investment Bank, as agent, and the lenders party thereto (incorporated by reference to Exhibit 10.1 to the registrant’s Report on Form 6-K (File No. 001-36202), filed on February 4, 2015).

4.7	$290.0 million Secured Facility Agreement, dated December 21, 2015, by and among Navigator Gas L.L.C., as borrower, Nordea Bank AB, ABN Amro Bank N.V., Danmarks Skibskredit A/S, National Australia Bank Limited, ING Bank N.V. and Credit Agricole Corporate and Investment Bank as arrangers and Nordea Bank AB and ABN Amro Bank N.V as agent, and the lenders party thereto (incorporated by reference to Exhibit 10.1 to the registrant’s Report on Form 6-K (File No. 001-36202), filed on December 23, 2015).

4.8	Bond Agreement between Navigator Holdings Ltd. and Norsk Tillitsmann ASA on behalf of the Bondholders in the bond issue of 9% Navigator Holdings Ltd. Senior Unsecured Callable Bonds dated December 14, 2012 (incorporated by reference to Exhibit 10.7 to the registrant’s Registration Statement on Form F-1 (File No. 333-191784), filed on November 6, 2013).

4.9	Joint Venture Agreement, dated August 4, 2010, among PT Persona Sentra Utama, PT Mahameru Kencana Abadi, Navigator Gas Invest Limited and PT Navigator Khatulistiwa (incorporated by reference to Exhibit 10.8 to the registrant’s Registration Statement on Form F-1 (File No. 333-191784), filed on November 4, 2013).

4.10	Supplemental Deed, dated February 13, 2014, among PT Navigator Khatulistiwa, PT Persona Sentra Utama, PT Mahameru Kencana Abadi, Navigator Gas Invest Limited, Falcon Funding Ptd. Ltd. and Navigator Gas L.L.C. (incorporated by reference to Exhibit 4.9 to the registrant’s Annual Report on Form 20-F (File No. 001-36202), filed on March 17, 2014).

Exhibit Number	Description

4.11	Supplemental Agreement, dated June 30, 2014, relating to the $270.0 Secured term loan facility by and among Navigator Gas L.L.C., Navigator Holdings Ltd., Nordea Bank Finland Plc, Skandinaviska Enskilda Banken AB, DVB Bank Se Nordic Branch, ABN Amro Bank N.V. and HSH Nordbank AG, as mandated lead arrangers, dated as of February 12, 2013 (incorporated by reference to Exhibit 10.1 to the registrant’s Report on Form 6-K (File No. 001-36202), filed on July 9, 2014).

8.1*	List of Subsidiaries of Navigator Holdings Ltd.

12.1*	Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer.

12.2*	Rule 13a-14(a)/15d-14(a) Certification of Principal Financial and Accounting Officer.

13.1*	Certification under Section 906 of the Sarbanes-Oxley Act of 2002 of the Principal Executive Officer.

13.2*	Certification under Section 906 of the Sarbanes-Oxley Act of 2002 of the Principal Financial and Accounting Officer.

15.1*	Consent of Independent Registered Public Accounting Firm, KPMG LLP

101. INS*	XBRL Instance Document

101. SCH*	XBRL Taxonomy Extension Schema

101. CAL*	XBRL Taxonomy Extension Schema Calculation Linkbase

101. DEF*	XBRL Taxonomy Extension Schema Definition Linkbase

101. LAB*	XBRL Taxonomy Extension Schema Label Linkbase

101. PRE*	XBRL Taxonomy Extension Schema Presentation Linkbase

*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

NAVIGATOR HOLDINGS LTD.

Date: March 3, 2016	By:	/s/ Niall Nolan
	Name:	Niall Nolan
	Title:	Chief Financial Officer

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Navigator Holdings Ltd.:

We have audited the accompanying consolidated balance sheets of Navigator Holdings Ltd. and subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of income, comprehensive income, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2015. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Navigator Holdings Ltd. and subsidiaries as of December 31, 2015 and 2014, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Navigator Holdings Ltd. internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 3, 2016 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

KPMG LLP

London, United Kingdom

March 3, 2016

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Navigator Holdings Ltd:

We have audited Navigator Holdings Ltd’s internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Navigator Holdings Ltd’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, Navigator Holdings Ltd maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Navigator Holdings Ltd. and subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of income, comprehensive income, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2015, and our report dated March 3, 2016 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

London, United Kingdom

March 3, 2016

Navigator Holdings Ltd.

Consolidated Balance Sheets

	December 31, 2014	December 31, 2015
	(in thousands, except per share data)
Assets
Current assets
Cash and cash equivalents	$62,526	$87,779
Accounts receivable, net	7,195	9,050
Accrued income	3,642	5,647
Prepaid expenses and other current assets	6,323	8,754
Inventories	4,811	3,480
Insurance recoverable	—	10,289

Total current assets	84,497	124,999
Non-current assets
Long-term accounts receivable	198	—
Vessels in operation, net	1,146,999	1,264,451
Vessels under construction	134,246	170,776
Property, plant and equipment, net	284	279
Deferred finance costs, net	9,066	10,139

Total assets	$1,375,290	$1,570,644

Liabilities and stockholders’ equity
Current liabilities
Current portion of long-term debt	$58,350	$61,979
Accounts payable	6,448	11,471
Accrued expenses and other liabilities	5,312	9,065
Accrued interest	3,012	3,117
Deferred income	7,095	6,606

Total current liabilities	80,217	92,238

Non-current Liabilities
Secured term loan facilities, net of current portion	359,509	443,315
Senior unsecured bond	125,000	125,000

Total non-current liabilities	484,509	568,315

Total Liabilities	564,726	660,553
Commitments and contingencies (see note 12)
Stockholders’ equity
Common stock – $.01 par value per share; 400,000,000 shares authorized; 55,363,467 shares issued and outstanding, (2014: 55,346,613)	553	554
Additional paid-in capital	584,808	586,451
Accumulated other comprehensive loss	(254)	(465)
Retained earnings	225,457	323,551

Total stockholders’ equity	810,564	910,091

Total liabilities and stockholders’ equity	$1,375,290	$1,570,644

See accompanying notes to consolidated financial statements.

Navigator Holdings Ltd.

Consolidated Statements of Income

	Year ended December 31, 2013	Year ended December 31, 2014	Year ended December 31, 2015
	(in thousands, except per share data)
Revenues
Operating revenue	$234,287	$304,875	$315,223
Other cargo revenue	4,051	—	—

	238,338	304,875	315,223
Expenses
Address and brokerage commissions	5,473	6,697	6,995
Voyage expenses	49,336	45,003	33,687
Cost of cargo sold	4,255	—	—
Charter-in costs	6,834	9,111	—
Vessel operating expenses	56,030	70,198	78,842
Depreciation and amortization	36,608	45,809	53,453
General and administrative costs	6,147	10,335	11,011
Other corporate expenses	3,496	2,260	2,553
Profit from sale of vessel	—	—	(550)
Vessel write down following collision	—	—	10,500
Insurance recoverable from vessel repairs	—	—	(9,892)

Total operating expenses	168,179	189,413	186,599

Operating income	70,159	115,462	128,624
Other income/(expense)
Interest expense	(27,563)	(27,051)	(28,085)
Write off deferred finance costs	—	—	(1,797)
Interest income	99	230	152

Income before income taxes	42,695	88,641	98,894

Income taxes	(506)	(904)	(800)

Net income	$42,189	87,737	98,094

Earnings per share:
Basic:	$0.92	$1.59	$1.77
Diluted:	$0.92	$1.58	$1.76

Weighted average number of shares outstanding:
Basic:	46,031,386	55,336,402	55,360,004
Diluted:	46,031,386	55,483,478	55,706,104

Dividends per share:
Basic and diluted:	$—	$—	$—

See accompanying notes to consolidated financial statements.

Navigator Holdings Ltd.

Consolidated Statements of Comprehensive Income

	Year ended December 31, 2013 (in thousands)	Year ended December 31, 2014 (in thousands)	Year ended December 31, 2015 (in thousands)
Net income	$42,189	$87,737	$98,094
Other comprehensive income / (loss):
Foreign currency translation (loss) / gain	27	(166)	(211)

Total comprehensive income	$42,216	$87,571	$97,883

See accompanying notes to consolidated financial statements.

Navigator Holdings Ltd.

Consolidated Statements of Stockholders’ Equity

(in thousands, except per share data)

	Common stock
	Number of shares(1) (Note 11)	Amount 0.01 par value(1) (Note 11)	Additional Paid-in Capital(1) (Note 11)	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total
January 1, 2013	38,694,648	387	352,379	(115)	95,531	448,182
Issuance of common stock	16,530,000	165	230,924	—	—	231,089
Restricted shares issued March 31, 2013	60,000	1	—	—	—	1
Restricted shares issued April 7, 2013	27,117	—	—	—	—	—
Restricted shares issued April 11, 2013	15,000	—	—	—	—	—
Net income	—	—	—	—	42,189	42,189
Foreign currency translation	—	—	—	27	—	27
Share-based compensation plan	—	—	728	—	—	728

December 31, 2013	55,326,765	553	584,031	(88)	137,720	722,216
Issuance of common stock, net of issuance costs	—	—	(345)	—	—	(345)
Restricted shares issued April 14, 2014	12,348	—	—	—	—	—
Restricted shares issued November 21, 2014	5,000	—	—	—	—	—
Restricted shares issued December 1, 2014	2,500	—	—	—	—	—
Net income	—	—	—	—	87,737	87,737
Foreign currency translation	—	—	—	(166)	—	(166)
Share-based compensation plan	—	—	1,122		—	1,122

December 31, 2014	55,346,613	$553	$584,808	$(254)	$225,457	$810,564
Restricted shares issued March 17, 2015	16,854	1	—	—	—	1
Net income	—	—	—	—	98,094	98,094
Foreign currency translation	—	—	—	(211)	—	(211)
Share-based compensation plan	—	—	1,643	—	—	1,643

December 31, 2015	55,363,467	$554	$586,451	$(465)	$323,551	$910,091

(1)	All share amounts (except par value per share amounts) have been retroactively restated for 2012 to reflect the Company’s 3-for-1 stock split on October 29, 2013 as described in Note 10—Common Stock to these consolidated financial statements.

See accompanying notes to consolidated financial statements.

Navigator Holdings Ltd.

Consolidated Statements of Cash Flows

	Year ended December 31, 2013 (in thousands)	Year ended December 31, 2014 (in thousands)	Year ended December 31, 2015 (in thousands)
Cash provided by (used in) operating activities
Net income	$42,189	$87,737	$98,094
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	36,608	45,809	53,453
Payment of drydocking costs	(2,923)	(5,320)	(11,558)
Share-based compensation	728	1,122	1,643
Amortization of deferred financing costs	2,155	2,853	4,806
Profit from sale of vessel	—	—	(550)
Vessel write down following collision	—	—	10,500
Insurance recoverable from vessel repairs	—	—	(10,289)
Unrealized foreign exchange	24	(155)	(205)
Changes in operating assets and liabilities
Accounts receivable (decrease) / increase	(7,964)	4,642	(1,855)
Inventories increase / (decrease)	(1,103)	1,114	1,331
Prepaid expenses and other current assets (decrease) / increase	(2,276)	2,417	(4,408)
Accounts payable and other liabilities increase / (decrease)	12,894	(7,224)	8,394
Long-term accounts receivable increase / (decrease)	(317)	119	198

Net cash provided by (used in) operating activities	80,015	133,114	149,554

Cash provided by (used in) investing activities
Payment to acquire vessels	(426,119)	(3,503)	(3,348)
Payment for vessels under construction	(41,291)	(230,066)	(236,648)
Purchase of other property, plant and equipment	(93)	(108)	(142)
Release of short-term investments	20,000	—	—
Placement of short-term investments	(10,000)	—	—
Receipt of shipyard penalty payments	—	—	1,933
Insurance recoveries	—	1,803	391
Proceeds from sale of vessel net of costs	—	—	31,958

Net cash used in investing activities	(457,503)	(231,874)	(205,856)

Cash provided by (used in) financing activities
Proceeds from secured term loan facilities and revolving credit facility	243,000	150,000	157,700
Direct financing costs of secured term loan facilities and revolving credit facility	(6,867)	(483)	(5,879)
Repayment of secured term loan facilities and revolving credit facility	(35,751)	(182,626)	(70,266)
Issuance costs of 9% senior unsecured bond	(114)	—	—
Proceeds from issuance of stock	246,570	—	—
Issuance costs of stock	(15,480)	(345)	—

Net cash provided by (used in) financing activities	431,358	(33,454)	81,555

Net increase (decrease) in cash and cash equivalents	53,870	(132,214)	25,253
Cash and cash equivalents at beginning of year	140,870	194,740	62,526

Cash and cash equivalents at end of year	$194,740	$62,526	$87,779

Supplemental Information
Total interest paid during the year, net of amounts capitalised	$23,038	$25,449	$24,427

Total tax paid during the year	$171	$560	$632

See accompanying notes to consolidated financial statements.

Navigator Holdings Ltd.

Notes to the Consolidated Financial Statements

December 31, 2013, 2014 and 2015

1. Description of Business

Navigator Holdings Ltd. (“the Company”), the ultimate parent company of the Navigator Group of companies, is registered in the Republic of the Marshall Islands. The Company has a business of owning and operating a fleet of gas carriers. At December 31, 2015, the Company owned and operated 29 gas carriers (the “Vessels”) having a cargo capacity of between 20,500 cbm and 22,500 cbm, of which 23 were semi-refrigerated and of those, ten were capable of transporting ethylene. The remaining six are fully-refrigerated vessels.

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

As of December 31, 2015, the Company consolidated 100% of its VIE, PT Navigator Khatulistiwa, for which the Company is deemed to be the primary beneficiary, i.e. it has a controlling financial interest in this entity. The Company owns 49% of the VIE’s common stock, all of its secured debt and has voting control. All economic interests in the residual net assets reside with the Company.

A VIE is an entity that in general does not have equity investors with voting rights or that has equity investors that do not provide sufficient financial resources for the entity to support its activities. A controlling financial interest in a VIE is present when a company has the power to direct the activities of a VIE that most significantly impact the entity’s economic performance and has the right to residual gains or the obligation to absorb losses that could potentially be significant to the VIE.

Amendment of Prior Year Financial Information to Correct an Immaterial Error:

In connection with the preparation of the Company’s consolidated financial statements for the year ended December 31, 2015, the Company identified an immaterial error in the treatment of capitalized interest costs in relation to vessel newbuildings. Certain amounts recorded as an interest expense should have been capitalized, rather than expensed. The error resulted in a prior overstatement of interest expense and an understatement of net income, book values of vessels under construction and vessels in operation, retained earnings and total stockholders’ equity for the years ended December 31, 2012, 2013 and 2014 and the interim periods within the years, as well as the first three quarters of 2015, in the related Consolidated Balance Sheets, Consolidated Statements of Income, Consolidated Statements of Comprehensive Income, Consolidated Statements of Changes in Stockholders’ Equity and Consolidated Statements of Cash Flows. We have amended the financial statements to correct such items in accordance with accounting guidance presented in ASC 250, SEC Staff Accounting Bulletin No. 99 Materiality and Staff Accounting Bulletin 108 considering the effects of prior years misstatements when quantifying misstatements in current financial statements. The Company assessed the materiality of the error and concluded that it was not material to any of the Company’s previously issued financial statements taken as a whole.

Navigator Holdings Ltd.

Notes to the Consolidated Financial Statements (Continued)

December 31, 2013, 2014 and 2015

The following tables present the effects of such revisions on the Company’s previously reported financial statements as of and for the years ended December 31, 2014 and 2013:

Amendment of 2014:

	Year ended December 31, 2014
	(in thousands, except per share data)

	As reported	Adjustment	As amended
Consolidated Balance Sheet (at period end)
At period end:
Vessels in operation, net	1,145,066	1,933	1,146,999
Vessels under construction, net	131,345	2,901	134,246
Total Assets	1,370,456	4,834	1,375,290
Retained earnings	220,623	4,834	225,457
Total Stockholders’ equity	805,730	4,834	810,564
Consolidated Statements of Income
Interest expense	(30,321)	3,270	(27,051)
Income before income taxes	85,371	3,270	88,641
Net income	84,467	3,270	87,737
EPS:
Basic	1.53	0.06	1.59
Diluted	1.52	0.06	1.58
Consolidated Statements of Comprehensive Income
Net income	84,467	3,270	87,737
Total comprehensive income	84,301	3,270	87,571
Consolidated Statements of Stockholders’ Equity
Net income	84,467	3,270	87,737
Retained earnings	220,623	4,834	225,457
Total Stockholders’ equity	805,730	4,834	810,564
Consolidated Statements of Cash Flows
Net income	84,467	3,270	87,737
Net cash provided by (used in) operating activities	129,844	3,270	133,114
Payments for vessels under construction	(226,796)	(3,270)	(230,066)
Net cash used in investing activities	(228,604)	(3,270)	(231,874)
Vessels in Operation
Cost:
Transfer in from vessels under construction (Vessel)	153,699	1,933	155,632
Transfer in from vessels under construction (Total)	155,648	1,933	157,581
At December 31, 2014 (Vessel)	1,305,080	1,933	1,307,013
At December 31, 2014 (Total)	1,324,752	1,933	1,326,685
NBV:
Net book value December 31, 2014 (Vessel)	1,134,632	1,933	1,136,565
Net book value December 31, 2014 (Total)	1,145,066	1,933	1,146,999
Vessels Under Construction
Vessels under construction at January 1, 2014	60,197	1,564	61,761
Other payments including stores, capitalized interest and site costs	4,472	3,270	7,742
Transfer into vessels in operation	(155,648)	(1,933)	(157,581)
Vessels under construction at December 31, 2014	131,345	2,901	134,246

Navigator Holdings Ltd.

Notes to the Consolidated Financial Statements (Continued)

December 31, 2013, 2014 and 2015

Amendment of 2013:

	Year ended December 31, 2013
	(in thousands, except per share data)

	As reported	Adjustment	As amended
Consolidated Balance Sheet (at period end)
Vessels under construction, net	60,197	1,564	61,761
Total Assets	1,325,226	1,564	1,326,790
Retained earnings	136,156	1,564	137,720
Total Stockholders’ equity	720,652	1,564	722,216
Consolidated Statements of Income
Interest expense	(28,768)	1,205	(27,563)
Income before income taxes	41,490	1,205	42,695
Net income	40,984	1,205	42,189
EPS
Basic	0.89	0.03	0.92
Diluted	0.89	0.03	0.92
Consolidated Statements of Comprehensive Income
Net income	40,984	1,205	42,189
Total comprehensive income	41,010	1,205	42,215
Consolidated Statements of Stockholders’ Equity
Net income	40,984	1,205	42,189
Retained earnings	136,156	1,564	137,720
Total Stockholders’ equity	720,652	1,564	722,216
Consolidated Statements of Cash Flows
Net income	40,984	1,205	42,189
Net cash provided by (used in) operating activities	78,810	1,205	80,015
Payments for vessels under construction	(40,086)	(1,205)	(41,291)
Net cash used in investing activities	(456,298)	(1,205)	(457,503)
Vessels Under Construction
Vessels under construction at January 1, 2013	20,111	359	20,470
Other payments including stores, capitalized interest and site costs	1,963	1,205	3,168
Vessels under construction at December 31, 2013	60,197	1,564	61,761

We have increased the retained earnings opening balance by $0.4 million for 2013 due to the amendment for capitalization of interest cost.

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

Navigator Holdings Ltd.

Notes to the Consolidated Financial Statements (Continued)

December 31, 2013, 2014 and 2015

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

(f) Cash and Cash Equivalents

The Company considers highly liquid investments, such as time deposits and certificates of deposit, with an original maturity of three months or less when purchased, to be cash equivalents. The Company has cash in a U.S. financial institution which is insured by the Federal Deposit Insurance Corporation (“FDIC”) for up to $0.3 million. At December 31, 2015 and 2014 and for the years then ended, the Company had balances in this financial institution in excess of the insured amount. The Company also maintains cash balances in foreign financial institutions which are not covered by the FDIC.

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

(h) Accounts Receivable

The Company carries its accounts receivable at cost less an allowance for doubtful accounts. At December 31, 2015 and 2014, the Company evaluated its accounts receivable and established an allowance for doubtful accounts, based on a history of past write-offs, collections and current credit conditions. The Company does not generally charge interest on past-due accounts (unless the accounts are subject to legal action), and accounts are written off as uncollectible when all reasonable collection efforts have failed. Accounts are deemed past-due based on contractual terms.

Navigator Holdings Ltd.

Notes to the Consolidated Financial Statements (Continued)

December 31, 2013, 2014 and 2015

(i) Inventories

Inventories include bunkers (fuel), for those vessels under voyage charter, and lubricants. Under a time charter, the cost of bunkers is borne by and remains the property of the charterer. Inventories are accounted for on a first in, first out basis and are valued at the lower of cost and market value.

(j) Deferred Finance Costs

Costs incurred in connection with obtaining secured term loan facilities, a revolving credit facility and bonds are recorded as deferred financing costs and are amortized to interest expense over the estimated duration of the related debt. Such costs include fees paid to the lenders or on the lenders’ behalf and associated legal and other professional fees. Under the Accounting Standards Update (ASU) 2015- 03, Interest—Imputation of Interest the Company will adopt the accounting standard in 2016 (Subtopic 835-30)—simplifying the presentation of debt issuance cost. In the future, the Company will present the unamortized debt issuance costs, excluding up front commitment fees, as a direct reduction of the carrying value of the debt.

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

In May 2014, the Financial Accounting Standards Board (or FASB) issued Accounting Standards Update 2014-09, Revenue from Contracts with Customers, (or ASU 2014-09). ASU 2014-09 will require companies to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. This update creates a five-step model that requires companies to exercise judgment when considering the terms of the contract(s) which include (i) identifying the contract(s) with the customer, (ii) identifying the separate performance obligations in the contract, (iii) determining the transaction price, (iv) allocating the transaction price to the separate performance

Navigator Holdings Ltd.

Notes to the Consolidated Financial Statements (Continued)

December 31, 2013, 2014 and 2015

obligations, and (v) recognizing revenue when each performance obligation is satisfied. The amendments are effective for annual an interim periods in fiscal years beginning after December 15, 2017, with early application permitted as of annual and interim reporting periods in fiscal years beginning after December 15, 2016. The Company is evaluating the effect of adopting this new accounting guidance.

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

(r) Critical Accounting Estimates

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

Navigator Holdings Ltd.

Notes to the Consolidated Financial Statements (Continued)

December 31, 2013, 2014 and 2015

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

The Company has two subsidiaries incorporated in the United Kingdom where the base tax rate is 20% (21% for the year ended December 31, 2014) One UK subsidiary earns management and other fees from fellow subsidiary companies, and for the year ended December 31, 2015, the estimated tax charge was $378,194 (2014: $405,956). The second UK subsidiary also holds a time charter with one of our charterers. The estimated tax charge for the year ended December 31, 2015 is $5,288 (2014: $40,401).

The company has a subsidiary in Poland where the base tax rate is 19% for the year ended December 31, 2015 (19% for the year ended December 31, 2014). The Polish subsidiary has an estimated tax charge for the year ended December 31, 2015 of $(21,290).

The Company has a subsidiary incorporated in Singapore where the base tax rate is 17% for the year ended December 31, 2014 and 2015. The subsidiary earns management and other fees and receives interest from its VIE, PT Navigator Khatulistiwa, and for the year ended December 31, 2015, the estimated tax charge was $437,785 (2014: $457,169).

	2014 (in thousands)	2015 (in thousands)
Tax charge UK subsidiaries	$447	$383
Tax charge Poland subsidiary	—	$(21)
Tax charge Singapore subsidiary	$457	$438

Total Tax charge	$904	$800

The Company considered the income tax disclosure requirements of ASC Topic 740 “Income Taxes,” in regards to disclosing material unrecognized tax benefits; none were identified. The Company’s policy is to recognize accrued interest and penalties for unrecognized tax benefits as a component of tax expense. At December 31, 2015 and 2014, there were no accrued interest and penalties for unrecognized tax benefits.

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

Navigator Holdings Ltd.

Notes to the Consolidated Financial Statements (Continued)

December 31, 2013, 2014 and 2015

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

(w) Recent Accounting Pronouncements

The following accounting standards issued as of December 31, 2015, may affect the future financial reporting by Navigator Holdings Ltd:

In January 2015, the FASB issued ASU 2015-01, which eliminates the concept of extraordinary items from U.S. GAAP as part of its simplification initiative. The ASU does not affect disclosure guidance for events or transactions that are unusual in nature or infrequent in their occurrence. The ASU is effective for fiscal years and, interim periods within those fiscal years, beginning after December 15, 2015. The ASU allows prospective or retrospective application. Early adoption is permitted if applied from the beginning of the fiscal year of adoption. The effective date is the same for both public entities and all other entities.

In April 2015, the FASB issued ASU 2015-03, which intends to simplify the presentation of debt issuance costs. This ASU is effective for public business entities for fiscal years beginning after December 15, 2015, and interim periods within those fiscal years. It is effective for all other entities for fiscal years beginning after December 15, 2015, and interim periods within fiscal years beginning after December 15, 2016. Early adoption is permitted.

In July 2015, the FASB issued ASU 2015-11, which, for entities that do not measure inventory using the last-in, first-out (LIFO) or retail inventory method, changes the measurement principle for inventory from the lower of cost or market to lower of cost and net realizable value. The ASU also eliminates the requirement for these entities to consider replacement cost or net realizable value less an approximately normal profit margin when measuring inventory.

This ASU is effective for public business entities in fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. For all other entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2016, and interim periods within fiscal years beginning after December 15, 2017. This ASU is to be applied prospectively. Early adoption is permitted as of the beginning of an interim or annual period.

In November 2015, the FASB issued ASU 2015-17, which requires entities with a classified balance sheet to present all deferred tax assets and liabilities as noncurrent. The ASU is effective for public business entities for interim and annual periods in fiscal years beginning after December 15, 2016. All other entities must apply the new requirements for annual periods in fiscal years beginning after December 15, 2017, and interim periods in fiscal years beginning after December 15, 2018. Early adoption is permitted.

In February 2015, the FASB issued ASU 2015-02, which changes the way reporting enterprises evaluate whether (a) they should consolidate limited partnerships and similar entities, (b) fees paid to a decision maker or service provider are variable interests in a variable interest entity (VIE), and (c) variable interests in a VIE held by related parties of the reporting enterprise require the reporting enterprise to consolidate the VIE. It also eliminates the VIE consolidation model based on majority exposure to variability that applied to certain investment companies and similar entities. The new guidance excludes money market funds that are required to comply with Rule 2a-7 of the Investment Company Act of 1940 and similar entities from the U.S. GAAP

Navigator Holdings Ltd.

Notes to the Consolidated Financial Statements (Continued)

December 31, 2013, 2014 and 2015

consolidation requirements. The new consolidation guidance is effective for public business entities for annual and interim periods in fiscal years beginning after December 15, 2015.

3. Fair Value of Financial Instruments Not Accounted For at Fair Value

The principal financial assets of the Company at December 31, 2015 and 2014 consist of cash and cash equivalents, short-term investments and accounts receivable. The principal financial liabilities of the Company consist of accounts payable, accrued expenses and other liabilities, secured term loan facilities, a revolving credit facility and the 9% senior unsecured bond issue.

The carrying values of cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and other liabilities are reasonable estimates of their fair value due to the short-term nature or liquidity of these financial instruments.

The 9% unsecured bond issue is classified as a level two investment and the secured term loan facilities and revolving credit facility are classified as a level three facility in the fair value hierarchy.

The following table includes the estimated fair value and carrying value of those assets and liabilities.

	December 31, 2014			December 31, 2015
Fair Value Hierarchy Level	Fair Value Hierarchy Level	Carrying Amount Asset (Liability)	Fair Value Asset (Liability)	Carrying Amount Asset (Liability)	Fair Value Asset (Liability)
		(in thousands)
Cash and cash equivalents	Level 1	62,526	62,526	87,779	87,779
Senior unsecured bond (note 9)	Level 2	(125,000)	(132,500)	(125,000)	(128,100)
Secured term loan facilities and revolving credit facility (Note 8)	Level 3	(417,859)	(381,783)	(505,294)	(453,689)

4. Accounts Receivable, Net

It is a condition of time charter parties that payments of hire are received monthly in advance. Voyage charter contracts require payment upon completion of each discharge, with subsequent demurrage claims payable on submission of invoices. At December 31, 2015, management has provided a provision for doubtful accounts of $0.1 million relating to outstanding demurrage claims (2014: $0.4 million).

Navigator Holdings Ltd.

Notes to the Consolidated Financial Statements (Continued)

December 31, 2013, 2014 and 2015

5. Vessels in Operation

	Vessel (in thousands)	Drydocking (in thousands)	Total (in thousands)
Cost
December 31, 2013	$1,147,878	$14,086	$1,161,964
Transfer in from vessels under construction	155,632	1,949	157,581
Additions	3,503	5,320	8,823
Disposals	—	(1,683)	(1,683)

December 31, 2014	$1,307,013	$19,672	$1,326,685
Additions	3,348	11,558	14,906
Transfer in from vessels under construction	197,518	2,600	200,118
Disposals	(32,893)	(7,101)	(39,994)
Reduction in contract cost of newbuild vessels	(2,350)	—	(2,350)
Vessel write down following collision	(10,500)	—	(10,500)

December 31, 2015	1,462,136	26,729	1,488,865

Accumulated Depreciation
December 31, 2013	$128,760	$6,977	$135,737
Charge for the period	41,688	3,944	45,632
Disposals for the period	—	(1,683)	(1,683)

December 31, 2014	$170,448	$9,238	$179,686
Charge for the period	47,698	5,616	53,314
Disposals for the period	(3,122)	(5,464)	(8,586)

December 31, 2015	215,024	9,390	224,414

Net Book Value
December 31, 2013	$1,019,118	$7,109	$1,026,227

December 31, 2014	$1,136,565	$10,434	$1,146,999

December 31, 2015	$1,247,112	$17,339	$1,264,451

During 2015, the Company took delivery of four semi-refrigerated handysized liquefied gas carriers from Jiangnan shipyard for a contract prices of $187.7 million. During 2014, the Company took delivery of three semi-refrigerated handysized liquefied gas carriers from Jiangnan shipyard for a contract prices of $149.6 million.

On July 8, 2015, Navigator Mariner L.L.C. entered into a Memorandum of Agreement with PT Kemas Sejahtera Lestari to sell the vessel Navigator Mariner for $32.6 million. Closing of the sale occurred on August 3, 2015.

On June 28, 2015, Navigator Aries was involved in a collision with a container vessel near Surabaya, Indonesia causing significant damage to Navigator Aries including to one of its cargo tanks. As at December 31, 2015 the Company has recognised a write down of $10.5 million relating to the best estimate of the extent of the damage and relative replacement cost.

The vessel left the repair yard on January 27, 2016 after having incurred repair costs of $10.0 million. A total of $9.9 million in insurance recoverable has been recognised at December 31, 2015, net of the $0.1 million

Navigator Holdings Ltd.

Notes to the Consolidated Financial Statements (Continued)

December 31, 2013, 2014 and 2015

deductible, which will be recoverable by our hull and machinery insurance. The Company does not have loss of hire insurance and, therefore, the income lost from the Navigator Aries charter with Pertamina may not be recoverable for the duration of the repairs.

The net book value of vessels that serve as collateral for the Company’s bank loans (Note 8) was $1,146.5 million at December 31, 2015.

The Company has amended the balances for previously issued financial statements in relation to an error in the treatment of capitalized interest cost.

6. Vessels Under Construction

	2014 (in thousands)	2015 (in thousands)
Vessels under construction at January 1	$61,761	$134,246
Payments to shipyard	222,324	222,835
Other payments including initial stores, capitalized interest and site costs	7,742	13,813
Transfer to vessels in operation	(157,581)	(200,118)

Vessels under construction at December 31	$134,246	$170,776

At December 31, 2015, the Company had committed to construct two 22,000 cbm semi-refrigerated gas carriers; and four 35,000 cbm ethane capable gas carrier, at Jiangnan Shipyard (Group) Co. Ltd (“Jiangnan”) in China, two 22,000 cbm semi-refrigerated gas carriers, and one 38,000 cbm fully refrigerated gas carrier at Hyundai Mipo Dockyard Co. Ltd (Hyundai Mipo) in South Korea, all for delivery between January 2016 and July 2017. For the year ended December 31, 2015, the Company paid installments of $70.5 million (2014: $101.1 million) to the shipyards towards the nine vessels under construction.

The Company has amended the balances for previously issued financial statements in relation to an error in the treatment of capitalized interest cost.

Navigator Holdings Ltd.

Notes to the Consolidated Financial Statements (Continued)

December 31, 2013, 2014 and 2015

7. Group Subsidiaries

At December 31, 2015 and 2014, the company had the following significant subsidiaries:

Corporation Name	Percentage Ownership as of December 31,		Country of Incorporation	Subsidiary of Limited Liability Company
	2014	2015
- Navigator Gas US L.L.C.	100%	100%	Delaware (USA)	Service company
- Navigator Gas L.L.C.	100%	100%	Marshall Islands	Holding company
~ Navigator Atlas L.L.C.	100%	100%	Marshall Islands	Vessel-owning company
~ Navigator Aurora L.L.C.	n/a *	100%	Marshall Islands	Vessel-owning company
~ Navigator Centauri L.L.C.	100%	100%	Marshall Islands	Vessel-owning company
~ Navigator Ceres L.L.C.	100%*	100%	Marshall Islands	Vessel-owning company
~ Navigator Ceto L.L.C.	100%	100%	Marshall Islands	Vessel-owning company
~ Navigator Copernico L.L.C.	100%	100%	Marshall Islands	Vessel-owning company
~ Navigator Capricorn L.L.C.	100%	100%	Marshall Islands	Vessel-owning company
~ Navigator Eclipse L.L.C.	n/a *	100%	Marshall Islands	Vessel-owning company
~ Navigator Europa L.L.C.	100%	100%	Marshall Islands	Vessel-owning company
~ Navigator Galaxy L.L.C.	100%	100%	Marshall Islands	Vessel-owning company
~ Navigator Gemini L.L.C.	100%	100%	Marshall Islands	Vessel-owning company
~ Navigator Genesis L.L.C.	100%	100%	Marshall Islands	Vessel-owning company
~ Navigator Global L.L.C.	100%	100%	Marshall Islands	Vessel-owning company
~ Navigator Glory L.L.C.	100%	100%	Marshall Islands	Vessel-owning company
~ Navigator Grace L.L.C.	100%	100%	Marshall Islands	Vessel-owning company
~ Navigator Gusto L.L.C.	100%	100%	Marshall Islands	Vessel-owning company
~ Navigator Leo L.L.C.	100%	100%	Marshall Islands	Vessel-owning company
~ Navigator Libra L.L.C.	100%	100%	Marshall Islands	Vessel-owning company
~ Navigator Luga L.L.C.	n/a *	100%	Marshall Islands	Vessel-owning company
~ Navigator Magellan L.L.C.	100%	100%	Marshall Islands	Vessel-owning company
~ Navigator Mariner L.L.C.	100%	100%	Marshall Islands	Vessel-owning company
~ Navigator Mars L.L.C.	100%	100%	Marshall Islands	Vessel-owning company
~ Navigator Neptune L.L.C.	100%	100%	Marshall Islands	Vessel-owning company
~ Navigator Nova L.L.C.	n/a *	100%	Marshall Islands	Vessel-owning company
~ Navigator Oberon L.L.C.	100%	100%	Marshall Islands	Vessel-owning company
~ Navigator Pegasus L.L.C.	100%	100%	Marshall Islands	Vessel-owning company
~ Navigator Phoenix L.L.C.	100%	100%	Marshall Islands	Vessel-owning company
~ Navigator Prominence L.L.C.	n/a *	100%	Marshall Islands	Vessel-owning company
~ Navigator Saturn L.L.C.	100%	100%	Marshall Islands	Vessel-owning company
~ Navigator Scorpio L.L.C.	100%	100%	Marshall Islands	Vessel-owning company
~ Navigator Taurus L.L.C.	100%	100%	Marshall Islands	Vessel-owning company
~ Navigator Triton L.L.C.	100%	100%	Marshall Islands	Vessel-owning company
~ Navigator Umbrio L.L.C.	100%	100%	Marshall Islands	Vessel-owning company
~ Navigator Venus L.L.C.	100%	100%	Marshall Islands	Vessel-owning company
~ Navigator Virgo L.L.C.	100%	100%	Marshall Islands	Vessel-owning company
~ Navigator Yauza L.L.C.	n/a *	100%	Marshall Islands	Vessel-owning company
~ NGT Services (UK) Ltd	100%	100%	England	Service company
~ NGT Services (Poland) Sp. Z O.O	n/a *	100%	Poland	Service company
~ Navigator Gas Ship Management Ltd.	n/a *	100%	England	Service company
~ Falcon Funding PTE Ltd	100%	100%	Singapore	Service company
~ Navigator Gas Invest Ltd	100%	100%	England	Investment company
- PT Navigator Khatulistiwa	49%	49%	Indonesia	Vessel-owning company

*	Entities formed during 2015.

Navigator Holdings Ltd.

Notes to the Consolidated Financial Statements (Continued)

December 31, 2013, 2014 and 2015

The VIE, PT Navigator Khatulistiwa, had total assets and liabilities, as of December 31, 2015, of $142.3 million (2014: $150.9 million) and $85.7 million (2014: $100.4 million) respectively.

8. Secured Term Loan Facilities and Revolving Credit Facility

The table below represents the annual principal payments to be made under our term loans and revolving credit facility after December 31, 2015:

	December 31, 2014 (in thousands)	December 31, 2015 (in thousands)
Due within one year	$58,350	$61,979
Due in two years	58,350	171,002
Due in three years	161,524	120,989
Due in four years	81,510	16,979
Due in five years	7,500	75,103
Due in more than five years	50,625	59,242

Total secured term loan facilities and revolving credit facility	$417,859	$505,294
Less: current portion	58,350	61,979

Secured term loan facilities and revolving credit facility, non-current portion	$359,509	$443,315

April 2011. Secured Term Loan Facility. The Company has an $80.0 million secured term loan facility with Skandinaviska Enskilda Banken AB and Nordea Bank Finland Plc dated April 1, 2011. Interest is payable under the loan facility at USD LIBOR plus a margin of 3% per annum, payable quarterly. The Company also paid a commitment fee of 1.05% per annum based on any undrawn portion of the facility. The facility is divided into three parts; Tranche A of $16.0 million; Tranche B and Tranche C at $32.0 million each. The loan was fully drawn in February 2012 when the balance of Tranche C was drawn down to finance the delivery installment of Navigator Libra and partly for general corporate purposes. At December 31, 2015, the total outstanding amount of the loan was $56.9 million of which Tranche A is repayable by five quarterly amounts of $0.6 million followed by a final payment of $4.5 million; Tranche B is repayable by four quarterly amounts of $0.4 million followed by a final payment of $22.7 million and Tranche C is repayable by five quarterly amounts of $0.4 million followed by a final payment of $23.1 million.

This term loan facility is secured by first priority mortgages on each of; Navigator Saturn, Navigator Leo and Navigator Libra as well as assignments of earnings and insurances on these secured vessels. The financial covenants each as defined within the credit facility are: a) the maintenance at all times of cash and cash equivalents (including undrawn available lines of credit with a maturity exceeding 12 months) in an amount equal to or greater than (i) $10.0 million and (ii) 5 % of the total indebtedness; b) net debt to total capitalization ratio not to exceed 60%; c) EBITDA to interest expense, on a trailing four-quarter basis, to be no less than 3:1; and d) a loan to value maintenance of no less than 130%. At December 31, 2015, the Company was in compliance with all covenants contained in this term loan. Pursuant to the terms of the term loan facility, the Company may not declare any dividends, redeem its shares or make any other payment to its shareholders other than a dividend of up to fifty percent (50%) of the Company’s consolidated net income may be declared or paid on a quarterly basis so long as the Company is in compliance with the financial covenants on a pro forma basis after declaring or paying such dividend and no event of default has occurred or will occur after declaration or payment of the dividend.

Navigator Holdings Ltd.

Notes to the Consolidated Financial Statements (Continued)

December 31, 2013, 2014 and 2015

April 2012 Secured Term Loan Facility. The Company has a $180.0 million loan facility with Nordea Bank Finland Plc, Skandinaviska Enskilda Banken AB and DVB Bank SE dated April 18, 2012, for the purpose of refinancing a $150.0 million secured revolving credit facility dated July 31, 2008, as well as providing finance for the acquisition of two vessels from within our operating segment, Navigator Pegasus and Navigator Phoenix, and for general corporate purposes. The deferred finance costs associated with the extinguishment of the previous $150.0 million facility were written off in full.

Interest is payable under the loan facility at three-month USD LIBOR plus a margin of 3.375% per annum, payable on a quarterly basis. The Company paid a commitment fee of 1.35% per annum based on any undrawn portion of the loan facility. The loan facility is comprised of two tranches being Tranche A for $120.0 million and Tranche B for $60.0 million. Tranche A is repayable in quarterly installments of $4.2 million commencing on July 18, 2012 and Tranche B is repayable in quarterly installments of $1.1 million commencing on July 27, 2012. Quarterly installments are payable until the maturity date of the loan which is April 18, 2017 when the loan becomes fully repayable. At December 31, 2015, the total outstanding amount of the loan was $105.8 million which is repayable by six quarterly installments each of Tranche A and Tranche B followed by a final combined repayment of $74.0 million on April 18, 2017.

This loan facility is secured by first priority mortgages on each of; Navigator Gemini, Navigator Mars, Navigator Neptune, Navigator Pegasus, Navigator Phoenix, Navigator Taurus and Navigator Venus as well as assignments of earnings and insurances on these secured vessels. The financial covenants each as defined within the credit facility are: a) the maintenance at all times of cash and cash equivalents in an amount equal to or greater than (i) $12.5 million and (ii) 5 % of the total indebtedness; b) a ratio of EBITDA to interest expense of not less than 3:1; c) maintain consolidated working capital of not less than $0 and d) maintain a ratio of total stockholders’ equity to total assets of not less than 30 per cent. At December 31, 2015, the Company was in compliance with all covenants contained in this credit facility.

February 2013 Secured Term Loan Facility. A loan facility for $270.0 million was entered into on February 12, 2013 between Navigator Gas L.L.C. and Nordea Bank Finland Plc London branch, Skandinaviska Enskilda Banken AB (Publ) Nordic branch, DVB Bank SE, ABN Amro Bank N.V. and HSH Nordbank AG. The facility is to assist in the purchase of the fleet of 11 semi-refrigerated and fully-refrigerated handysize liquefied gas carriers from A.P. Møller Mærsk for a total purchase price of $470.0 million. Interest is payable under the loan facility at USD LIBOR plus 3.5%, payable on a quarterly basis. The Company also paid a commitment fee of 1.40% per annum based on any undrawn portion of the facility. This term loan facility is a delayed draw facility with an availability period that ended December 31, 2013, and a term of five years. Advances under the term loan facility were contingent upon the delivery of the A.P. Møller vessels, provided that no advance may occur after the end of the availability period. At December 31, 2015 the total amount drawn under the facility was $243.0 million and the amount still outstanding at December 31, 2015 was $50.3 million. At December 31, 2015, the vessel advances are repayable over nine combined quarterly instalments of $4.5 million with the final combined repayment of $9.8 million on January 31, 2018.

On June 30, 2014, the company entered into a Supplemental Agreement to our February 2013 $270.0 million secured term loan facility, which, among other things, (i) allows the company to prepay $120.0 million outstanding under such term loan facility, (ii) revises the terms of the such term loan facility to include a quasi revolving facility where funds can be drawn over the course of the facility period in four tranches of $30.0 million each and (iii) provides that such term loan facility be amended and restated to reflect the foregoing. On July 7, 2014, the company prepaid $120.0 million outstanding under such term loan facility from excess cash following the IPO in November 2013. At December 31, 2015, the company had redrawn a total of $90.0 million with a remaining $30.0 million available to re-draw in one tranche, with the final drawdown date of January 31, 2018.

Navigator Holdings Ltd.

Notes to the Consolidated Financial Statements (Continued)

December 31, 2013, 2014 and 2015

This loan facility is secured by first priority mortgages on each of; Navigator Capricorn, Navigator Galaxy, Navigator Genesis, Navigator Glory, Navigator Grace, Navigator Gusto, Navigator Magellan, Navigator Scorpio and Navigator Virgo as well as assignments of earnings and insurances on these secured vessels. On August 3, 2015 Navigator Mariner a vessel included in the original loan facility was sold with the remaining loan amount of $8.8 million being repaid. The financial covenants each as defined within the credit facility are: a) the maintenance at all times of cash and cash equivalents in an amount equal to or greater than (i) $25.0 million and (ii) 5 % of the total indebtedness; b) a ratio of EBITDA to interest expense of not less than 3:1; c) maintain consolidated working capital of not less than $0 and d) maintain a ratio of total stockholders’ equity to total assets of not less than 30 per cent. At December 31, 2015, the Company was in compliance with all covenants contained in this credit facility.

January 2015 Secured Term Loan Facility. On January 27, 2015 the Company entered into a secured term loan facility with Credit Agricole Corporate and Investment Bank to refinance the April 2013 $120.0 million secured term loan facility, as well as to provide financing for an additional five existing newbuildings. The January 2015 secured term loan facility has a term of up to seven years from the loan drawdown date with a maximum principal amount of up to $278.1 million. Following the combined drawdowns of $215.8 million to partially finance the delivery of the newbuildings Navigator Atlas, Navigator Europa, Navigator Oberon, Navigator Triton, Navigator Umbrio, Navigator Centauri, and Navigator Ceres there was $62.3 million as at December 31, 2015 under the January 2015 secured term loan facility available to be drawn to fund the future deliveries of Navigator Ceto which was delivered in January 2016 and Navigator Copernico which is expected to be delivered in April 2016. Interest on amounts drawn is payable at a rate of U.S. LIBOR plus 270 basis points per annum. The deferred finance costs associated with the extinguishment of the previous $120.0 million facility were written off in full.

This loan facility is secured by first priority mortgages on each of; Navigator Atlas, Navigator Europa, Navigator Oberon, Navigator Triton, Navigator Umbrio, Navigator Centauri, Navigator Ceres and Navigator Copernico as well as assignments of earnings and insurances on these secured vessels. The financial covenants each as defined within the credit facility are: a) the maintenance at all times of cash and cash equivalents in an amount equal to or greater than (i) $25.0 million and (ii) 5% of the total indebtedness; b) a ratio of EBITDA to interest expense of not less than 3:1; and c) maintain a ratio of total stockholders’ equity to total assets of not less than 30%. At December 31, 2015, the Company was in compliance with all covenants contained in this credit facility.

December 2015 Secured Revolving Credit Facility. On December 21, 2015 the company entered into a secured revolving credit facility with Nordea Bank AB and ABN Amro Bank N.V as agents, to provide financing for six of the eight newbuildings expected to be delivered by July 2017. The December 2015 secured revolving credit facility has a term of seven years from the loan arrangement date (expiring in December 2020) with a maximum principal amount of up to $290.0 million. No drawdowns were made on or before December 31, 2015. Interest on amounts drawn is payable at a rate of U.S. LIBOR plus 210 basis points per annum. The aggregate fair market value of the collateral vessels must be no less than 125% of the aggregate outstanding borrowing under the facility.

This loan facility is secured by first priority mortgages on each of; Navigator Aurora, Navigator Eclipse, Navigator Nova, Navigator Prominence, Navigator Luga and Navigator Yauza as well as assignments of earnings and insurances on these secured vessels. The financial covenants each as defined within the credit facility are: a) the maintenance at all times of cash and cash equivalents in an amount equal to or greater than (i) $25.0 million and (ii) 5 per cent of the total indebtedness; b) a ratio of EBITDA to interest expense of not less than 3:1; and c) maintain a ratio of total stockholders’ equity to total assets of not less than 30%. The Company also paid a commitment fee of 0.74% per annum based on any undrawn portion of the facility. At December 31, 2015, the Company was in compliance with all covenants contained in this credit facility.

Navigator Holdings Ltd.

Notes to the Consolidated Financial Statements (Continued)

December 31, 2013, 2014 and 2015

9. Senior Unsecured Bond

On December 18, 2012, the Company issued a $125.0 million 9% Senior Unsecured Bond on the Oslo Markets to finance part of the acquisition of the AP Møller-Mærsk 11 vessels. The bond will mature in full five years after the settlement date, on December 18, 2017. The bond may be redeemed between the third anniversary and final maturity at a premium. Interest is payable semi-annually in arrears on June 18 and December 18.

The financial covenants each as defined within the bond agreement are: (a) The issuer shall ensure that the Group (meaning “the Company and its subsidiaries”) maintains a minimum liquidity of the greater of (i) $12.5 million and (ii) 5 per cent of total interest bearing debt; b) the Group to maintain a positive working capital; (c) to maintain an interest coverage ratio of not less than 3:1; (d) maintain a Group equity ratio of minimum 30%; and (e) the issuer shall ensure that the aggregate market value of the Group’s vessels is at least 120% of the total interest bearing debt of the Group. Pursuant to the terms of the senior unsecured bonds, following December 31, 2013, the Company may declare or pay a dividend of up to fifty percent (50%) of the Company’s consolidated net profits after taxes may be declared or paid on a quarterly basis so long as the Company is in compliance with an equity ratio of 35% after giving effect to the dividend. At December 31, 2015, the Company was in compliance with all covenants contained in this credit facility.

10. Common Stock

On February 15, 2013, the Company entered into an agreement with affiliates of WL Ross & Co L.L.C., Mr. David Butters, Chief Executive Officer of the Company, and a third party to subscribe for shares of common stock to the value of $75.0 million. 7,500,000 million shares were issued, and funds were received by the Company on February 25, 2013.

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

On November 26, 2013, the Company completed its initial public offering of 13,800,000 shares of its common stock at $19.00 per share, including the full exercise by the underwriters of their option to purchase an additional 1,800,000 shares of common stock from the selling stockholders. Navigator offered 9.0 million shares of common stock and certain selling shareholders offered 4.8 million shares of common stock. Net proceeds received by the company from the sale of 9,030,000 shares of its common stock were approximately $156.4 million after deducting underwriting discounts and expenses.

The calculation of both basic and diluted number of weighted average outstanding shares of:

	December 31, 2014	December 31, 2015
Basic weighted average number of shares	55,336,402	55,360,004
Effect of dilutive potential share options:	147,076	346,100
Diluted weighted average number of shares	55,483,478	55,706,104

The shares of the Company’s common stock began trading on the New York Stock Exchange on November 21, 2013, under the ticker symbol “NVGS.”

Navigator Holdings Ltd.

Notes to the Consolidated Financial Statements (Continued)

December 31, 2013, 2014 and 2015

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

During the year to December 31, 2014, 61,350 shares of those previously awarded under the 2008 Plan vested with a total fair value of $1,802,463. An additional 50,298 shares awarded under the 2008 Plan vested during the year to December 31, 2015 at a fair value of $856,575.

The 2013 Plan is administered by the Compensation Committee with certain decisions subject to approval of our Board. The maximum aggregate number of common shares that may be delivered pursuant to options or restricted stock awards granted under the Plan is 3,000,000 shares of common stock. A holder of restricted stock, awarded under the Plan, shall have the same voting and dividend rights as the Company’s other common stockholders in relation to those shares.

On April 14, 2014, the Company granted 12,348 shares under the 2013 Plan, with a value of $24.29 per share to certain members of The Board of Directors which vested during the year to December 31, 2015 at a fair value of $254,986. On November 21, 2014 a further 5,000 shares were granted to a member of the Board of Directors with a weighted average value of $23.50 which vested during the year to December 31, 2015 at a fair value of $65,000.

On December 1, 2014 the Company granted 2,500 shares under the 2013 Plan to officers and management of the Company with a weighted average value of $19.59 per share. These shares vest on the third anniversary of the grant date.

On March 17, 2015 the Company granted 16,854 shares under the 2013 Plan to members of the Board of Directors with a weighted average value of $17.80 per share. These shares vest on the first anniversary of the grant date.

Restricted share grant activity for the year ended December 31, 2014 and 2015 was as follows:

	Number of non- vested restricted shares	Weighted average grant date fair value	Weighted average remaining contractual term	Aggregate intrinsic value
Balance as of January 1, 2014	213,765	$8.40	1.53 years	$5,758,829
Granted	19,848	23.50
Vested	(61,350)	6.39

Balance as of December 31, 2014	172,263	$10.85	0.88 years	$3,627,859
Granted	16,854	17.80
Vested	(67,646)	11.81

Balance as of December 31, 2015	121,471	11.28	0.29 years	$1,658,079

Navigator Holdings Ltd.

Notes to the Consolidated Financial Statements (Continued)

December 31, 2013, 2014 and 2015

Using the straight-line method of expensing the restricted stock grants, the weighted average estimated value of the shares calculated at the date of grant is recognized as compensation cost in the Statement of Income over the period to the vesting date.

During the year ended December 31, 2015, the Company recognized $806,730 in share-based compensation costs relating to share grants (year ended December 31, 2014: $728,616). As of December 31, 2015, there was a total of $179,440 unrecognized compensation costs relating to the expected future vesting of share-based awards (December 31, 2014: $686,170) which are expected to be recognized over a weighted average period of 0.29 years (December 31, 2014: 0.88 years).

On April 14, 2014 the Company granted 197,055 share options at a strike price of $24.29 under the 2013 Plan, with a weighted average value of $7.45 per share to officers and employees of the Company. On October 14, 2014 the Company granted 30,000 share options at a strike price of $23.18 under the 2013 Plan, with a weighted average value of $6.23 per share to officers and employees of the Company.

On March 17, 2015 the Company granted 158,885 share options at a strike price of $17.80 under the 2013 Plan, with a weighted average value of $7.90 per share to officers and employees of the Company.

All options are not exercisable until the third anniversary of the grant date and can be exercised up to the tenth anniversary of the date of grant. The fair value of each option is calculated on the date of grant based on the Black-Scholes valuation model using the assumptions listed in the table below. Expected volatilities are based on the historic volatility of the Company’s stock price and other factors. The Company does not currently pay dividends and it is assumed this will not change. The expected term of the options granted is anticipated to occur in the range between 4 and 6.5 years. The risk free rate is the rate adopted from the U.S. Government Zero Coupon Bond.

Assumptions used to determine the fair value of options granted during the year ended December 31, 2015 were as follows:

Grant Date	April 14, 2014	October 14, 2014	March 17, 2015
Expected volatility	25.0%	35.0%	39.0%
Expected dividend yield	0.0%	0.0%	0.0%
Expected term (in years)	6.5	4 - 6.5	4 - 6.5
Risk free rate	2.17%	1.25% - 1.74%	1.52% - 1.84%

Options granted during the years ended December 31, 2014 and 2015 were as follows:

Options	Number of non- vested options	Weighted average exercise price per share	Weighted average remaining contractual term years	Aggregate intrinsic value
Balance as of January 1, 2014	—	—	—	—
Granted April 14, 2014	197,055	$24.29	8.29	—
Granted October 14, 2014	30,000	23.18	8.79	—
Forfeited during the year	(4,000)	23.18	—	—
Vested	—	—	—	—

Balance as of December 31, 2014	223,055	$24.16	8.35	—
Granted March 17, 2015	158,885	17.80	9.22
Forfeited during the period	(3,500)	20.87	—	—
Vested	—	—	—	—

Balance as of December 31, 2015	378,440	21.52	8.71	$—

Navigator Holdings Ltd.

Notes to the Consolidated Financial Statements (Continued)

December 31, 2013, 2014 and 2015

During the year ended December 31, 2015, the Company recognized $835,893 in share-based compensation costs relating to options granted under the 2013 Plan, recognized in general and administrative costs (year ended December 31, 2014 $393,689). At December 31, 2015, there was $1,652,126 of total unrecognized compensation costs related to non-vested options under the 2013 Plan (year ended December 31, 2014 $1,271,473). This cost is expected to be recognized over a weighted average period of 1.7 years (year ended December 31, 2014 2.35 years).

12. Commitments and Contingencies

The Company occupies office space in London, the lease for which was entered into on March 30, 2012, for a period of ten years, with a mutual break clause after five years, and paying approximately $0.5 million (£0.3 million) per calendar year. The Company also occupies office space in New York under a lease that was renewed during 2012 for which the yearly rent is approximately $0.2 million per year. The renewed lease is for a period of five years ending June 30, 2017.

On July 18, 2013, the Company entered into agreements to construct one further 21,000 cubic meter semi-refrigerated ethylene capable gas carrier and two 22,000 cubic meter semi-refrigerated liquefied gas carriers for a combined price of approximately $138.0 million , plus options to build two further 22,000 cubic meter semi-refrigerated liquefied gas carriers, at a construction price of $44.0 million. These options were subsequently exercised. At December the 31, 2015, three of the five vessels have been delivered, with Navigator Ceto delivered on January 15, 2016 and Navigator Copernico scheduled to be delivered in April 2016.

On December 20, 2013, the Company entered into a contract to construct a 35,000 cubic meter semi-refrigerated ethane capable gas carrier at a purchase price of $77.4 million at Jiangnan for delivery in April 2016 with an option to construct three further ethane-capable vessels for $78.4 million each. This option was exercised in April 2014. These three vessels are scheduled to be delivered between June 2016 and January 2017.

On November 3, 2014, the Company entered into two contracts, each to construct a 22,000 cubic meter semi-refrigerated liquefied gas carrier, with Hyundai Mipo Dockyard in South Korea at a construction cost of $51.0 million each. The vessels are scheduled to be delivered in January and March 2017, respectively.

On November 11, 2015, the Company entered into a contract to construct a 38,000 cubic meter fully refrigerated liquefied gas carrier, with Hyundai Mipo Dockyard in South Korea at a construction cost of $50.5 million. The vessel is scheduled to be delivered in July 2017.

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

Navigator Holdings Ltd.

Notes to the Consolidated Financial Statements (Continued)

December 31, 2013, 2014 and 2015

At December 31, 2015, 19 of the Company’s 29 operated vessels, were subject to time charters, 15 of which will expire within one year, two which will expire within one to two years, and two which will expire within eight years. The committed charter income is as follows:

	(in thousands	)
2016:	$110,888
2017:	$68,934
2018:	$62,545
2019:	$62,545
2020:	$62,545

During 2015, five charterers contributed 51.4% of the operating revenue, comprising 14.0%, 11.7%, 9.1%, 8.3% and 8.3% (2014: five charterers contributed 46.8% of the operating revenue, comprising 10.7%, 10.3%, 8.9%, 8.6% and 8.3%).

At December 31, 2015 and 2014, all of the Company’s cash and cash equivalents and short-term investments were held by large financial institutions, highly rated by a recognized rating agency.

14. Subsequent Events

On January 15, 2016, Navigator Ceto, a 21,000 cubic meter semi-refrigerated gas carrier was delivered from Jiangnan shipyard in China.

On January, 27, 2016, Navigator Aries left Keppel Shipyard following the completion of repairs from the collision it was involved in near Surabaya, Indonesia in June 2015.