Form 20-F
period 2016-12-31
Navigator Holdings Ltd.
filed 2017-03-01
CIK 1581804

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

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

55,436,087 Shares of Common Stock

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

This annual report on Form 20-F for the year ended December 31, 2016, or the “annual report,” should be read in conjunction with our consolidated financial statements and notes thereto included in this annual report. All references in this annual report to “Navigator Holdings,” “our,” “we,” “us” and the “Company” refer to Navigator Holdings PLC, an Isle of Man corporation, with regard to all periods prior to its redomiciliation in the Republic of the Marshall Islands, and to Navigator Holdings Ltd., a Marshall Islands corporation, with regard to all periods after its redomiciliation in the Republic of the Marshall Islands. All references in this annual report to our wholly-owned subsidiary “Navigator Gas L.L.C.” refer to Navigator Gas Transport PLC, an Isle of Man corporation, with regard to all periods prior to its redomiciliation in the Republic of the Marshall Islands, and to Navigator Gas L.L.C., a Marshall Islands limited liability company, with regard to all periods after its redomiciliation in the Republic of the Marshall Islands. As used in this annual report, unless the context indicates or otherwise requires, references to “our fleet” or “our vessels” include (i) 33 vessels we owned and operated as of December 31, 2016, one newbuilding delivered to us from Jiangnan Shipyard (Group) Co. Ltd. in China, or “Jiangnan,” on January 12, 2017 and one newbuilding delivered to us from Hyundai Mipo Dockyard Co. Ltd, in South Korea, or “HMD,” on January 24, 2017 and (ii) three additional newbuildings expected to be delivered in 2017 or the “2017 newbuildings” (one expected from Jiangnan in June, 2017 and two expected from “HMD” between April and July 2017). As used in the annual report, (i) “WLR” refers to WL Ross & Co. LLC and (ii) the “WLR Group” refers to WLR and certain of its affiliated investment funds owning shares of our common stock, collectively.

Cautionary Statement Regarding Forward Looking Statements

Statements included in this annual report concerning plans and objectives of management for future operations or economic performance, or assumptions related thereto, including our financial forecast, contain forward-looking statements. In addition, we and our representatives may from time to time make other oral or written statements that are also forward-looking statements. Such statements include, in particular, statements about our plans, strategies, business prospects, changes and trends in our business and the markets in which we operate as described in this annual report. In some cases, you can identify the forward-looking statements by the use of words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Forward-looking statements appear in a number of places in this annual report. These risks and uncertainties include, but are not limited to:

•	future operating or financial results;

•	pending acquisitions, business strategy and expected capital spending;

•	operating expenses, availability of crew, number of off-hire days, drydocking requirements and insurance costs;

•	general market conditions and shipping market trends, including charter rates and factors affecting supply and demand;

•	our financial condition and liquidity, including our ability to obtain additional financing in the future to fund capital expenditures, acquisitions and other corporate activities;

•	estimated future capital expenditures needed to preserve our capital base;

•	our expectations about the receipt of our three newbuildings, and the timing of the receipt thereof;

•	our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or the useful lives of our vessels;

•	our continued ability to enter into long-term, fixed-rate time charters with our customers;

•	changes in governmental rules and regulations or actions taken by regulatory authorities;

i

•	potential liability from future litigation;

•	our expectations relating to the payment of dividends;

•	our expectation that in 2017 we will continue to provide in-house technical management for other of our vessels in addition to the four vessels for which we currently provide in-house technical management; and

•	other factors discussed in Item 3—Risk Factors of this annual report.

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

The following table presents selected historical financial data for the years ended December 31, 2012, 2013, 2014, 2015 and 2016 which has been derived from our audited consolidated financial statements included elsewhere in this annual report, and should be read together with and qualified in its entirety by reference to such audited consolidated financial statements.

The following table should be read together with “Item 5—Operating and Financial Review and Prospects.” The selected historical financial data reflects the earnings per share and dividends per share impact of our 3-for-1 stock split that was effected in the form of a stock dividend on October 29, 2013.

	Navigator Holdings
	Year Ended December 31,
	2012	2013	2014	2015	2016
	(in thousands, except per share data, fleet data and average daily results)
Income Statement Data:
Operating Revenue	$146,716	$238,338	$304,875	$315,223	$294,112
Operating expenses:
Brokerage commissions	4,234	5,473	6,697	6,995	5,812
Voyage expenses	27,791	49,336	45,003	33,687	42,201
Costs of cargo sold	—	4,255	—	—	—
Charter-in costs	11,288	6,834	9,111	—	—
Vessel operating expenses	32,826	56,030	70,198	78,842	90,854
Depreciation and amortization	24,180	36,608	45,809	53,453	62,280
General and administrative costs	5,273	6,147	10,335	11,011	12,528
Other corporate expenses	1,402	3,496	2,260	2,553	1,976
Profit on sale of vessel	—	—	—	(550)	—
Vessel write down following collision	—	—	—	10,500	—
Insurance recoverable from vessel repairs	—	—	—	(9,892)	504

Total operating expenses	106,994	168,179	189,413	186,599	216,155

Operating income	$39,722	$70,159	$115,462	$128,624	$77,957

Net interest expense	8,312	27,464	26,821	29,730	32,142

Income before income taxes	$31,410	$42,695	$88,641	$98,894	$45,815
Income taxes	515	506	904	800	1,177

Net income	$30,895	$42,189	$87,737	$98,094	$44,638

Earnings per share:
Basic	$0.83	$0.92	$1.59	$1.77	$0.81
Diluted	$0.83	$0.92	$1.58	$1.76	$0.80
Weighted average number of shares outstanding:
Basic	37,294,962	46,031,386	55,336,402	55,360,004	55,418,626
Diluted	37,294,962	46,031,386	55,483,478	55,706,104	55,794,481
Dividends per share:
Basic and diluted	$0.06	$—	$—	$—	$—
EBITDA(1)	$63,902	$106,767	$161,271	$182,077	$140,237

	Navigator Holdings
	Year Ended December 31,
	2012	2013	2014	2015	2016
	(in thousands, except per share data, fleet data and average daily results)
Balance Sheet Data (at end of period):
Cash and cash equivalents	$140,870	$194,740	$62,526	$87,779	$57,272
Total assets	832,613	1,326,790	1,375,290	1,560,505	1,724,843
Total liabilities	384,431	604,574	564,726	650,414	768,363
Total shareholders’ equity	448,182	722,216	810,564	910,091	956,480
Cash Flows Data:
Net cash provided by operating activities	$55,321	$80,015	$133,114	$149,554	$86,748
Net cash used in investing activities	(203,148)	(457,503)	(231,874)	(205,856)	(238,153)
Net cash provided by financing activities	261,963	431,358	(33,454)	81,555	120,898
Fleet Data:
Weighted average number of vessels(2)	12.7	19.6	24.8	27.8	31.3
Ownership days(3)	4,663	7,168	9,051	10,135	11,463
Available days(4)	4,663	7,044	8,906	9,865	11,255
Operating days(5)	4,641	6,544	8,666	9,298	9,888
Fleet utilization(6)	99.5%	92.9%	97.3%	94.3%	87.9%
Average Daily Results:
Time charter equivalent rate(7)	$25,627	$28,262	$29,988	$30,280	$25,476
Daily vessel operating expenses(8)	$7,916	$8,115	$8,068	$7,779	$7,925

(1)	EBITDA represents net income before net interest expense, income taxes and depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to consolidated net income or cash generated from operations, as determined by U.S. GAAP, and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is not a recognized measurement under U.S. GAAP.

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

The following table sets forth a reconciliation of net income to EBITDA for the periods presented:

	Navigator Holdings
	Year Ended December 31,
	2012	2013	2014	2015	2016
		(in thousands)
Net income	$30,895	$42,189	$87,737	$98,094	$44,638
Net interest expense	8,312	27,464	26,821	29,730	32,142
Income taxes	515	506	904	800	1,177
Depreciation and amortization	24,180	36,608	45,809	53,453	62,280

EBITDA	$63,902	$106,767	$161,271	$182,077	$140,237

(2)	We calculate the weighted average number of vessels during a period by dividing the number of total ownership days during that period by the number of calendar days during that period.
(3)	We define ownership days as the aggregate number of days in a period that each vessel in our fleet has been owned by us. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenue and the amount of expenses that we record during a period.
(4)	We define available days as ownership days less aggregate off-hire days associated with scheduled maintenance, which includes drydockings, vessel upgrades or special or intermediate surveys. We use available days to measure the aggregate number of days in a period that our vessels should be capable of generating revenues.
(5)	We define operating days as available days less the aggregate number of days that our vessels are off-hire for any reason other than scheduled maintenance. We use operating days to measure the aggregate number of days in a period that our vessels actually generate revenues.
(6)	We calculate fleet utilization by dividing the number of operating days during a period by the number of available days during that period. An increase in non-scheduled off-hire days would reduce our operating days, and therefore, our fleet utilization. We use fleet utilization to measure our ability to efficiently find suitable employment for our vessels.
(7)	Time charter equivalent rate, or “TCE rate,” is a measure of the average daily revenue performance of a vessel. TCE rate is not calculated in accordance with U.S. GAAP. TCE rate is a shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., time charters, voyage charters and contracts of affreightment, or “COAs”) under which the vessels may be employed between the periods. Under a time charter, the charterer pays substantially all of the vessel voyage related expenses, whereas for voyage charters we pay all voyage expenses. We include average daily TCE rate, as we believe it provides additional meaningful information in conjunction with net operating revenues, because it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. Our method of calculating TCE rate is to divide operating revenue (net of voyage expenses) by operating days for the relevant time period.

The following table represents a reconciliation of TCE rate to operating revenue, the most directly comparable financial measure calculated in accordance with U.S. GAAP for the periods presented:

	Year Ended December 31,
	2012	2013	2014	2015	2016
Fleet Data:
Operating revenue	$146,716	$238,338	$304,875	$315,223	$294,112
Voyage expenses	27,791	49,336	45,003	33,687	42,201

Operating revenue less Voyage expenses	118,925	189,002	259,872	281,536	251,911
Operating days	4,641	6,544	8,666	9,298	9,888
Average daily time charter equivalent rate	$25,627	$28,262	$29,988	$30,280	$25,476

(8)	Daily vessel operating expenses are calculated by dividing vessel operating expenses by ownership days (excluding ownership days for chartered-in vessels) for the relevant time period.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

The charter rates we receive will be dependent upon, among other things:

•	changes in the supply of vessel capacity for the seaborne transportation of liquefied gases, which is influenced by the following factors:

•	the number of newbuilding deliveries and the ability of shipyards to deliver newbuildings by contracted delivery dates and capacity levels of shipyards;

•	the scrapping rate of older vessels; and

•	the number of vessels that are out of service, including due to vessel casualties, repairs and drydockings.

•	changes in the level of demand for seaborne transportation of liquefied gases, which is influenced by the following factors:

•	the level of production of liquefied gases in net export regions such as North America, the Middle East, Russia and Africa;

•	the level of demand for liquefied gases in net import regions such as Asia, Europe, Latin America and India;

•	the level of internal demand for petrochemicals to supply integrated petrochemical facilities in net export regions;

•	a reduction in global or general industrial activity specifically in the plastics and chemical industry;

•	the price of oil and other alternative fuels;

•	changes in the cost of petroleum and natural gas from which liquefied gases are derived;

•	prevailing global and regional economic conditions;

•	political changes and armed conflicts in the regions traveled by our vessels and the regions where the cargoes we carry are produced or consumed that interrupt production, trade routes or consumption of liquefied gases and the products made therefrom;

•	developments in international trade;

•	the distances between exporting and importing regions over which liquefied gases are to be moved by sea;

•	infrastructure to support seaborne liquefied gases, including pipelines, railways and terminals;

•	the availability of alternative transportation means;

•	changes in seaborne and other transportation patterns;

•	changes in liquefied gas carrier prices; and

•	changes in environmental and other regulations that may limit the production or consumption of liquefied gases or the useful lives of vessels.

Adverse changes in any of the foregoing factors could have an adverse effect on our revenues, profitability, liquidity, cash flow and financial position.

We are partially dependent on voyage charters in the spot market, and any decrease in spot charter rates in the future may adversely affect our earnings.

We currently own and operate a fleet of 35 vessels. Of those, 12 vessels are employed in the spot market, exposing us to fluctuations in spot market charter rates.

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

Payments under our charters represent substantially all of our operating cash flow. Our time charters expire on a regular basis. If demand for liquefied gas carriers has declined at the time that our charters expire or our newbuild vessels are delivered, we may not be able to charter our vessels at favorable rates or at all. If more vessels are added to the overall fleet through newbuilding programmes, charter rates may reduce. In addition, while longer-term charters would become more attractive to us at a time when charter rates are declining, our customers may not want to enter into longer-term charters in such an environment. As a result, if our charters expire or newbuild vessels are delivered at a time when charter rates are declining, we may have to accept charters with lower rates or shorter terms than would be desirable. Furthermore, we may be unable to charter our vessels immediately after the expiration of their charters or after their receipt, resulting in periods of non-utilization for our vessels. Our inability to charter our vessels at favorable rates or terms or at all would adversely impact our business, financial condition and operating results. Please read “Item 4—Information on the Company—Business Overview—Our Fleet.”

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

The market value of liquefied gas carriers fluctuates. While the market values of our vessels have declined as a result of the recent market slowdown, they still remain higher than historic low levels and remain subject to the potential significant fluctuations depending on a number of factors including, among other things: general economic and market conditions affecting the shipping industry, shipyard capacity and the cost of newbuildings, prevailing charter rates, competition from other shipping companies, other modes of transportation, other types, sizes and age of vessels and applicable governmental regulations.

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

We estimate that drydocking expenditures can cost up to $2.0 million per vessel per drydocking, although these expenditures could vary significantly from quarter to quarter and year to year and could increase as a result of changes in:

•	the location and required repositioning of the vessel;

•	the cost of labor and materials;

•	customer requirements;

•	the size of our fleet;

•	the cost of replacement vessels;

•	the age of our fleet;

•	governmental regulations and maritime self-regulatory organization standards relating to safety, security or the environment;

•	competitive standards; and

•	high demand for drydock usage.

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

Any existing vessel or newbuilding we acquire (including the 2017 newbuildings which are not currently subject to charter) may not be profitable at or after the time of acquisition or delivery and may not generate cash flow sufficient to cover the cost of acquisition. Market conditions at the time of delivery of any newbuildings may be such that charter rates are not favorable and the revenue generated by such vessels is not sufficient to cover their purchase prices.

In addition, our acquisition and investment growth strategy exposes us to risks that could adversely affect our business, financial condition and operating results, including risks that we may:

•	fail to realize anticipated benefits of acquisitions, such as new customer relationships, cost savings or increased cash flow;

•	not be able to obtain charters at favorable rates or at all;

•	be unable to hire, train or retain qualified shore and seafaring personnel to manage and operate our growing business and fleet or engage a third-party technical manager to do the same;

•	fail to integrate investments of complementary assets or vessels in capacity ranges outside our current operations in a profitable manner;

•	not have adequate operating and financial systems in place as we implement our expansion plan;

•	decrease our liquidity through the use of a significant portion of available cash or borrowing capacity to finance acquisitions;

•	significantly increase our interest expense or financial leverage if we incur additional debt to finance acquisitions;

•	incur or assume unanticipated liabilities, losses or costs associated with the business or vessels acquired; or

•	incur other significant charges, such as impairment of goodwill or other intangible assets, asset impairment or restructuring charges.

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

From time to time, we may selectively pursue new strategic acquisitions or ventures we believe to be complementary to our seaborne transportation services and any strategic transactions that are a departure from our historical operations could present unforeseen challenges and result in a competitive disadvantage relative to our more-established competitors.

We may pursue strategic acquisitions or investment opportunities we believe to be complementary to our core business of owning and operating handysize liquefied gas carriers and the transportation of LPG, petrochemical gases and ammonia. Such ventures may include, but are not limited to operating liquefied gas carriers in different size categories, expanding the types of cargo we carry and/or ventures involved in the distribution, mixing and/or storage of liquefied gas cargoes. While we have general knowledge and experience in the seaborne transportation services industry, we have no meaningful operating history outside of the ownership and operation of liquefied gas carriers and the transportation of LPG, petrochemical gases and ammonia.

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

Our operations are primarily conducted outside of the United States, and may be affected by economic, political and governmental conditions in the countries where we engage in business or where our vessels are registered. Any disruption caused by these conditions could adversely affect our business, financial condition and operating results. We derive some of our revenues from transporting gas cargoes from, to and within politically unstable regions. Conflicts in these regions have included attacks on ships and other efforts to disrupt shipping. In addition, vessels operating in some of these regions have been subject to piracy. Hostilities or other political instability in regions where we operate or may operate could have a material adverse effect on our business, financial condition and operating results. In addition, tariffs, trade embargoes and other economic sanctions by the United States or other countries against countries where we engage in business as a result of terrorist attacks, hostilities or other events may limit trading activities with those countries, which could also harm our business. Finally, a government could requisition one or more of our vessels, which is most likely during a war or national emergency. Any such requisition would cause a loss of the vessel and would harm our business, financial condition and operating results.

Potential legislative reforms and other significant developments stemming from the recent U.S. presidential election could adversely affect our business.

Our results of operations and financial condition could be affected by changes in international trade policies, tax and environmental regulations. In January 2017, Donald Trump was sworn in as president of the United States.

During his 2016 presidential campaign, President Trump indicated his intent to work with U.S. Congress to modify certain existing international trade agreements, reform tax laws, modify sanctions regulations, increase tariffs on imports into the United States and deregulate the energy sector. At this time, it is uncertain what actions President Trump will take based on statements made during his presidential campaign and the response by U.S. Congress and any affected foreign and domestic entities to such actions. Until specific laws are passed, executive actions are taken or federal regulatory action is enacted, it is unclear what impact these policies will have on our business. Adverse impacts could include, among others, a disruption to the LPG or petrochemical production in the U.S., restrictions on loading LPG or petrochemical cargoes on our vessels in the U.S., or prohibitions on discharging cargoes in the U.S which originate in certain countries. All of the foregoing impacts may adversely affect our results of operations.

The geopolitical risks associated with chartering vessels to Indonesian and Venezuelan state-owned corporations are significant and could have an adverse impact on our business, financial condition and operating results.

Petróleos de Venezuela S.A., or “PDVSA,” is a state-owned corporation of the Bolivarian Republic of Venezuela. PDVSA currently employs two of our vessels. PT Pertamina (Persero), or “Pertamina,” is a state-owned corporation of the Republic of Indonesia. Pertamina also currently employs three of our vessels. Collectively, our charters with PDVSA and Pertamina generated approximately 18.5% of our revenues for the year ended December 31, 2016. Our vessels that are chartered to Pertamina and PDVSA are subject to various risks, including (i) loss of revenue, property or equipment as a result of expropriation, nationalization, changes in laws, exchange controls, war, insurrection, civil unrest, strikes or other political risks, (ii) being subject to foreign laws and legal systems and the exclusive jurisdiction of Venezuelan or Indonesian courts or tribunals and (iii) the unilateral renegotiation of contracts and changes in laws and policies governing the operations of foreign companies in Venezuela or Indonesia. In addition, if a contract dispute arises it may be difficult for us to enforce our contractual rights against either Pertamina or PDVSA, as it may claim sovereign immunity against judgments from foreign courts. As a result, we are subject to significant economic uncertainty associated with doing business with state-owned corporations. We cannot predict how government policies may change under the current or any future Venezuelan or Indonesian administration, and future government policies could have a substantial adverse impact on our business, financial condition and operating results.

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

In 2016, we began providing in-house technical management, for the first time, for certain vessels in our fleet.

We took four of our vessels into in-house technical management for the first time during 2016. Providing in-house technical management for any vessel in our fleet may impose significant additional responsibilities on our management and staff. Further, because we have no experience providing technical management in-house prior to 2016, our management may encounter challenges as we develop and refine our technical management system.

Some charterers may not accept our in-house technical managers and, consequently, may not charter our vessels. Furthermore, some charterers and port terminals may require the crew of our fleet to have a minimum of two years of experience with our vessel’s on-board safety management systems. We provide in-house technical management for a vessel in our fleet only if the charterer so agrees, but charterers may change and a new charterer may refuse to charter a vessel in our fleet if it is managed by our in-house technical managers. Similarly, certain ports may not allow our vessels that are managed by technical in-house managers into their terminals to load or discharge cargoes. If we are not successful with respect to any vessel for which we may provide technical management in-house, our reputation and ability to charter vessels may be negatively impacted, which could materially and adversely affect our business, financial condition and operating results.

A fluctuation in fuel prices may adversely affect our charter rates for time charters and our cost structure for voyage charters and COAs.

The price and supply of bunker fuel are unpredictable and fluctuate based on events outside our control, including geopolitical developments, supply and demand for oil, actions by members of the Organization of the Petroleum Exporting Countries and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns and regulations. A significant portion of our revenues are generated by time charters, the terms of which require our customers to incur the cost of bunker fuel. Bunker fuel prices have remained significantly below the highs of a few years ago and if the fuel price increases our customers may be less willing in the future to enter into charters under which they bear the full risk of price increases or may shorten the periods for which they are willing to make such commitments. Under voyage charters and COAs, we bear the cost of bunker fuel used to power our vessels. In the future, we may experience an increase in bunker fuel prices that would correspondingly increase our voyage expenses under each of our voyages charters and COAs, which would adversely affect our profitability.

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

In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. As our vessels age, we will incur increased costs. Older vessels are typically less fuel-efficient and more costly to maintain than newer vessels due to improvements in engine technology. If equipment on board becomes obsolete and it is not cost effective to repair it, such equipment would have to be replaced. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations, including environmental, safety or other equipment standards related to the age of vessels may also require expenditures for alterations, or the addition of new equipment, to our vessels to comply. These laws or regulations may also restrict the type of activities in which our vessels may engage or limit their operation in certain geographic regions. We cannot assure you that, as our vessels age, market conditions will justify those expenditures or enable us to operate our vessels profitably during the remainder of their expected useful lives.

The loss of or inability to operate any of our vessels would result in a significant loss of revenues and cash flow which would adversely affect our business, financial condition and operating results.

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

If in the future our business activities involve countries, entities and individuals that are subject to restrictions imposed by the U.S. or other governments, we could be subject to enforcement action and our reputation and the market for our common stock could be adversely affected.

The tightening of U.S. sanctions in recent years has affected non-U.S. companies. In particular, sanctions against Iran have been significantly expanded. In 2012 the U.S. signed into law the Iran Threat Reduction and Syria Human Rights Act of 2012 (“TRA”), which placed further restrictions on the ability of non-U.S. companies to do business or trade with Iran and Syria. A major provision in the TRA is that issuers of securities must disclose to the SEC in their annual and quarterly reports filed after February 6, 2013 if the issuer or “any affiliate” has

“knowingly” engaged in certain activities involving Iran during the timeframe covered by the report. This disclosure obligation is broad in scope in that it requires the reporting of activity that would not be considered a violation of U.S. sanctions as well as violative conduct, and is not subject to a materiality threshold. The SEC publishes these disclosures on its website and the President of the United States must initiate an investigation in response to all disclosures. It should be noted that the U.S. and various other nations entered into a Joint Comprehensive Plan of Action (“JCPOA”) with Iran that provides for phased sanctions relief. On January 16, 2016, following verification that Iran had satisfied its commitments under the JCPOA, the U.S. lifted its nuclear-related “secondary” sanctions and the European Union also took action to lift its sanctions. As a result of sanctions relief, non-U.S. persons will be able to engage in business with Iran. Sanctions relief will not impact the SEC reporting requirements discussed above.

In addition to the sanctions against Iran, the U.S. also has sanctions that target other countries, entities and individuals. These sanctions have certain extraterritorial effects that need to be considered by non-U.S. companies. It should also be noted that other governments have implemented versions of U.S. sanctions. We believe that we are in compliance with all applicable sanctions and embargo laws and regulations imposed by the U.S., the United Nations or European Union countries and intend to maintain such compliance. However, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines or other penalties and could result in some investors deciding, or being required, to divest their interest, or not to invest, in our common stock. Additionally, some investors may decide to divest their interest, or not to invest, in our common stock simply because we may do business with companies that do business in sanctioned countries. Investor perception of the value of our common stock may also be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

Failure to comply with the U.S. Foreign Corrupt Practices Act, the UK Bribery Act and other anti-bribery legislation in other jurisdictions could result in fines, criminal penalties, contract termination and an adverse effect on our business.

We may operate in a number of countries throughout the world, including countries known to have a reputation for corruption. We are committed to doing business in accordance with applicable anti-corruption laws and have adopted a code of business conduct and ethics. We are subject, however, to the risk that we, our affiliated entities or our or their respective officers, directors, employees and agents may take actions determined to be in violation of anti-corruption laws, including the U.S. Foreign Corrupt Practices Act of 1977 and the Bribery Act 2010 of the Parliament of the United Kingdom. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties, curtailment of operations in certain jurisdictions, and might adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and could consume significant time and attention of our senior management.

A cyber-attack could materially disrupt our business.

We rely on information technology systems and networks in our operations and the administration of our business. Our operations could be targeted by individuals or groups seeking to sabotage or disrupt our information technology systems and networks, or to steal data. A successful cyber-attack could materially disrupt our operations, including the safety of our operations, or lead to unauthorized release of information or alteration of information on our systems. Any such attack or other breach of our information technology systems could have a material adverse effect on our business and results of operations.

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

Our liquefied gas carriers require technically skilled officer staff with specialized training. As the world liquefied gas carrier fleet and the liquefied natural gas, or “LNG,” carrier fleet continue to grow, the demand for such technically skilled officers has increased and could lead to a shortage of such personnel. If our crewing managers were to be unable to employ such technically skilled officers, they would not be able to adequately staff our vessels and effectively train crews. The development of a deficit in the supply of technically skilled officers or an inability of our crewing managers to attract and retain such qualified officers could impair our ability to operate and increase the cost of crewing our vessels and, thus, materially adversely affect our business, financial condition and operating results. Please read “Item 4—Information on the Company—Business Overview—Crewing and Staff.”

Compliance with safety and other vessel requirements imposed by classification societies may be very costly and could adversely affect our business, financial condition and operating results.

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the Safety of Life at Sea Convention. Our vessels are currently enrolled with, Lloyd’s Register, DNV GL Group AS or the American Bureau of Shipping. All of our vessels have been awarded International Safety Management certification.

As part of the certification process, a vessel must undergo annual surveys, intermediate surveys and special surveys. In lieu of a special survey, a vessel’s machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Eight of the vessels in our existing fleet are on a planned maintenance system, or “PMS,” approval, and as such the classification society attends on-board once every year to verify that the maintenance of the on-board equipment is done correctly. The remaining ships are operating continuous machinery surveys. All of the vessels in our fleet have been qualified within its respective classification society for drydocking once every five years, subject to an intermediate underwater survey done using an approved diving company in the presence of a surveyor from the classification society. When gas carriers reach an age of 15 years, they must undergo hull / bottom surveys twice in each five-year cycle, with a maximum of 30 months between each underwater survey.

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

Our operations are affected by extensive and changing environmental protection laws and other regulations and international treaties and conventions, including those relating to equipping and operating vessels and vessel safety. These regulations include the U.S. Oil Pollution Act of 1990, or “OPA 90,” the U.S. Clean Water Act, the U.S. Maritime Transportation Security Act of 2002 and regulations of the International Maritime Organization, or “IMO,” including the International Convention on Civil Liability for Oil Pollution Damage of 1969, as from time to time amended and generally referred to as the CLC, the IMO International Convention for the Prevention of Pollution from Ships of 1975, as from time to time amended and generally referred to as MARPOL, the International Convention for the Prevention of Marine Pollution of 1973, the IMO International Convention for the Safety of Life at Sea of 1974, as from time to time amended and generally referred to as SOLAS, the IMO International Convention on Load Lines of 1966, as from time to time amended, the International Management Code for the Safe Operation of Ships and for Pollution Prevention, or the “ISM Code,” the International Convention on Civil Liability for Bunker Oil Pollution Damage, generally referred to as the Bunker Convention, and the European Union 2015 Regulation on the monitoring, reporting, and verification of carbon dioxide emissions from maritime transport. We have incurred, and expect to continue to incur, substantial expenses in complying with these laws and regulations, including expenses for vessel modifications and changes in operating procedures. Additional laws and regulations may be adopted that could limit our ability to do business or further increase costs, which could harm our business. For example, under MARPOL Annex VI, fuels used by vessels in all seas may contain no more than 0.5% sulfur effective January 1, 2020. In addition, failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of operations. We may become subject to additional laws and regulations if we enter into new markets or trades.

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

Exposure to currency exchange rate fluctuations results in fluctuations in cash flows and operating results.

Substantially all of our cash receipts are in U.S. Dollars. Our disbursements, however, are in the currency invoiced by the supplier. We remit funds in the various currencies invoiced. We convert the non-U.S. Dollar invoices received and their subsequent payments into U.S. Dollars when the transactions occur. Fluctuating exchange rates may result in increased payments by us if the strength of the U.S. Dollar declines relative to such other currencies.

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

The secured term loan facilities and revolving credit facility impose, and any future debt facility will impose, operating and financial restrictions on us. The restrictions in the existing secured term loan facilities and revolving credit facility may limit our ability to, among other things:

•	pay dividends out of operating revenues generated by the vessels securing indebtedness under the facility, redeem any shares or make any other payment to our equity holders, if there is a default under any secured term loan facility, revolving credit facility or secured term loan and revolving credit facility;

•	incur additional indebtedness, including through the issuance of guarantees;

•	create liens on our assets;

•	sell our vessels;

•	merge or consolidate with, or transfer all or substantially all our assets to, another person;

•	change the flag, class or management of our vessels; and

•	enter into a new line of business.

The secured term loan facilities and revolving credit facility require us to maintain various financial ratios. These include requirements that we maintain specified maximum ratios of net debt to total capitalization, that we maintain specified minimum levels of cash and cash equivalents (including undrawn lines of credit with maturities greater than 12 months), that we maintain specified minimum ratios of consolidated earnings before interest, taxes, depreciation and amortization (consolidated EBITDA), to consolidated interest expense and that we maintain specified minimum levels of collateral coverage. Under our secured term loan facilities, if at any time the aggregate fair market value of (i) the vessels subject to a mortgage in favor of our lenders and (ii) the value of any additional collateral we grant to the lenders is less than 125% to 135%, as applicable, of the outstanding principal amount under the secured term loan facilities and any commitments to borrow additional funds, our lenders may require us to provide additional collateral. Upon notice from our lenders that additional collateral is required, we will have 30 days to either provide collateral that is acceptable to the lenders, cancel remaining commitments to lend and/or prepay outstanding debt in an amount to maintain the minimum collateral coverage ratio. See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Secured Term Loan Facilities and Revolving Credit Facility—Financial Covenants.” The failure to comply with such covenants would cause an event of default that could materially adversely affect our business, financial condition and operating results.

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

Our future success depends to a significant extent upon our senior management, including our chairman, president and chief executive officer, David J. Butters. Mr. Butters has substantial experience in the shipping industry and he and other members of the management team and others are crucial to the development of our business strategy and to the growth and development of our business. The loss of any of these individuals could adversely affect our business, financial condition and operating results.

Our major shareholder may exert considerable influence on the outcome of matters on which our shareholders will be entitled to vote, and its interests may be different from yours.

The WLR Group, our principal shareholder, owned approximately 39.4% of our common stock, as of December 31, 2016. The WLR Group may exert considerable influence on the outcome of matters on which our shareholders are entitled to vote, including the election of our directors to our board of directors and other significant corporate actions. The interests of the WLR Group may be different from your interests.

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

The vote by the United Kingdom to leave the EU could adversely affect us.

The 2016 United Kingdom referendum on its membership in the European Union (the “EU”) resulted in a majority of U.K. voters voting to exit the EU (“Brexit”). As a result, we face risks associated with the potential uncertainty and consequences that may follow Brexit, including with respect to volatility in exchange rates and interest rates. Brexit could adversely affect European or worldwide political, regulatory, economic or market conditions and could contribute to instability in global political institutions, regulatory agencies and financial markets. Any of these effects of Brexit, and others we cannot anticipate, could adversely affect our business, results of operations and financial condition.

Risks Relating to Our Common Stock

We may issue additional equity securities without your approval, which would dilute your ownership interests.

We may issue additional shares of common stock or other equity or equity-linked securities without the approval of our shareholders, subject to certain limited approval requirements of the NYSE. In particular, we may finance all or a portion of the acquisition price of future vessels, including newbuildings, that we agree to purchase through the issuance of additional shares of common stock. Our amended and restated articles of incorporation, which became effective on November 5, 2013, authorize us to issue up to 400,000,000 shares of common stock, of which 55,436,087 shares were outstanding as of December 31, 2016. The issuance by us of additional shares of common stock or other equity or equity-linked securities of equal or senior rank will have the following effects:

•	our shareholders’ proportionate ownership interest in us will decrease;

•	the relative voting strength of each previously outstanding share may be diminished; and

•	the market price of the common stock may decline.

Future sales of our common stock could cause the market price of our common stock to decline.

Sales of a substantial number of our shares of common stock in the public market, or the perception that these sales could occur, may depress the market price for our common stock. These sales could also impair our ability to raise additional capital through the sale of our equity securities in the future. The WLR Group, our principal shareholder, owned approximately 39.4% of our common stock, as of December 31, 2016. In the future, the WLR Group may elect to sell large numbers of shares from time to time.

Wilbur L. Ross, Jr. has become a cabinet member in President Trump’s administration, which will make him unable to participate in decisions with respect to the ownership or disposition by WLR Group of our common stock.

Wilbur L. Ross, Jr. has been the chairman and chief executive officer of WLR and a member of the investment committee of each of the WLR affiliated funds that own shares of our common stock. On February 28, 2017, Mr. Ross was sworn in as Secretary of Commerce in President Trump’s administration. Mr. Ross had previously indicated that if he were to become Secretary of Commerce, he would resign from his position with Invesco Ltd. and its affiliates, including WLR. Accordingly, during his tenure as Secretary of Commerce, Mr. Ross will not be able to participate in decisions with respect to the ownership or disposition by WLR Group of shares of our common stock.

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

We are a “foreign private issuer,” as such term is defined in Rule 405 under the Securities Act of 1933, as amended, and therefore, we are not required to comply with all the periodic disclosure and current reporting requirements of the Exchange Act and related rules and regulations. Under Rule 405, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2017.

In the future, we would lose our foreign private issuer status if a majority of our shareholders, directors or management are U.S. citizens or residents and we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the U.S. Securities and Exchange Commission, or the “SEC,” which are more detailed and extensive than the forms available to a foreign private issuer. For example, the annual report on Form 10-K requires domestic issuers to disclose executive compensation information on an individual basis with specific disclosure regarding the domestic compensation philosophy, objectives, annual total compensation (base salary, bonus, equity compensation) and potential payments in connection with change in control, retirement, death or disability, while the annual report on Form 20-F, including this annual report, permits foreign private issuers to disclose compensation information on an aggregate basis. We would also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders would become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. We may also be required to modify certain of our policies to comply with good governance practices associated with U.S. domestic issuers. Such conversion and modifications would involve additional costs. In addition, we may lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers.

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

Based on our current and projected method of operation we believe that we were not a PFIC for any prior taxable year, and we expect that we will not be treated as a PFIC for the current or any future taxable year. We believe that more than 25.0% of our gross income for each taxable year was or will be non-passive income, and more than 50.0% of the average value of our assets for each such year was or will be held for the production of such non-passive income. This belief is based on certain valuations and projections regarding our assets, income and charters, and its validity is conditioned on the accuracy of such valuations and projections. While we believe such valuations and projections to be accurate, the shipping market is volatile and no assurance can be given that our assumptions and conclusions will continue to be accurate at any time in the future.

Moreover, there are legal uncertainties involved in determining whether the income derived from our time-chartering activities constitutes rental income or income derived from the performance of services. In Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009), the United States Court of Appeals for the Fifth Circuit, or the “Fifth Circuit,” held that income derived from certain time-chartering activities should be treated as rental income rather than services income for purposes of a provision of the Internal Revenue Code of 1986, as amended, or the “Code,” relating to foreign sales corporations. In that case, the Fifth Circuit did not address the definition of passive income or the PFIC rules; however, the reasoning of the case could have implications as to how the income from a time charter would be classified under such rules. If the reasoning of the case were extended to the PFIC context, the gross income we derive from our time-chartering activities may be treated as rental income, and we would likely be treated as a PFIC. In published guidance, the Internal Revenue Service, or “IRS,” stated that it disagreed with the holding in Tidewater, and specified that time charters similar to those at issue in that case should be treated as service contracts. We have not sought, and we do not expect to seek, an IRS ruling on the treatment of income generated from our time-chartering activities. As a result, the IRS or a court could disagree with our position. No assurance can be given that this result will not occur. In addition, although we intend to conduct our affairs in a manner to avoid being classified as a PFIC with respect to each taxable year, we cannot assure shareholders that the nature of our operations will not change in the future and that we will not become a PFIC in the future. If the IRS were to determine that we are or have been a PFIC for any taxable year (and regardless of whether we remain a PFIC for subsequent taxable years), our U.S. shareholders would face adverse U.S. federal income tax consequences. Please read “Item 10—Additional Information—Taxation—Material U.S. Federal Income Tax Consequences—U.S. Federal Income Taxation of U.S. Holders—PFIC Status and Significant Tax Consequences” for a more detailed discussion of the U.S. federal income tax consequences to U.S. shareholders if we are treated as a PFIC.

We may have to pay tax on U.S. source income, which would reduce our cash flow.

Under the Code, “U.S. source gross transportation income” (as defined below) generally is subject to a 4.0% U.S. federal income tax without allowance for deductions, unless an exemption from tax applies under a tax treaty or Section 883 of the Code and the Treasury Regulations promulgated thereunder. U.S. source gross transportation income consists of 50.0% of the gross transportation income of a vessel owning or chartering corporation, such as ourselves that is attributable to transportation that either begins or ends, but that does not both begin and end, in the United States.

If a non-U.S. corporation satisfies the requirements of Section 883 of the Code and the Treasury Regulations thereunder, it will not be subject to the 4.0% U.S. federal income tax referenced above on its U.S. source gross transportation income. The Section 883 exemption does not apply to income attributable to transportation that both begins and ends in the United States.

We believe that we satisfied the requirements to qualify for an exemption from U.S. tax on our U.S. source gross transportation income imposed by Section 883 of the Code for 2015 and 2016, and that we will be able to satisfy those requirements for 2017 and future taxable years provided that our common stock satisfies certain listing and trading requirements and not more than 50.0% of our common stock is owned, or is deemed to be owned by operation of certain attribution rules, for more than half of the days of such year, by 5.0% shareholders. The composition of owners of our common stock, including the quantity a shareholder may purchase in a given year, and the trading volumes of our common stock, are beyond our control. As a result, there can be no assurance that we can satisfy this stock ownership requirement for the current or any future year. If we did not satisfy the stock ownership requirement, we would likely not qualify for an exemption under Section 883 for such year. If we fail to qualify for this exemption in any taxable year, U.S. source gross transportation income earned by us and our subsidiaries will generally be subject to a 4.0% U.S. federal income tax. For a more detailed discussion of Section 883 of the Code, the rules relating to exemptions under Section 883 and our ability to qualify for an exemption, please read Item 4B “Business—Taxation of the Company—U.S. Taxation.”

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

General

Navigator Holdings Ltd. was formed in 1997 as an Isle of Man public limited company for the purpose of building and operating a fleet of five semi-refrigerated, ethylene-capable liquefied gas carriers. In January 2003, the previous owners and management filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Southern District of New York. On August 9, 2006, the Company emerged from bankruptcy. As part of the plan of reorganization, the bondholders received all of the equity interests in the Company. Lehman Brothers Inc. became our principal shareholder, holding an approximate 44.1% ownership interest (subsequently reduced to 33.0%). In October 2012, the ownership interests held by Lehman Brothers Holdings Inc. were acquired by our principal shareholder, the WLR Group, which currently owns 39.4% of our common stock. Please see “Item 7—Major Shareholders and Related Party Transactions.”

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

We are the owner and operator of the world’s largest fleet of handysize liquefied gas carriers. We provide international and regional seaborne transportation services of LPG, petrochemical gases and ammonia for energy companies, industrial users and commodity traders. These gases are transported in liquefied form, by applying cooling and/or pressure, reducing volume by up to 900 times depending on the cargo, making their transportation more efficient and economical. Vessels in our fleet are capable of loading, discharging and carrying cargoes across a range of temperatures from ambient to minus 104° Celsius and pressures from 1 bar to 6.4 bar.

Our fleet consists of 38 vessels. We have 33 semi- or fully-refrigerated handy size liquefied gas carriers, of which one is a newbuilding expected to be delivered in April 2017. We define handysize liquefied gas carriers as those liquefied gas carriers with capabilities between 15,000 and 24,999 cbm. Our handysize liquefied gas carriers can accommodate medium- and long-haul routes that may be uneconomical for smaller vessels and can call at ports that are unable to support larger vessels due to limited onshore capacity, absence of fully-refrigerated loading infrastructure and/or vessel size restrictions.

In addition, we have four midsize 37,300 cbm ethylene-capable semi-refrigerated liquefied gas carriers, of which one is a newbuilding expected to be delivered in June 2017. Our midsize ethylene-capable semi-refrigerated gas carriers enable long-haul transportation of ethane/ethylene that may be uneconomical for smaller vessels.

We also have one 38,000 cbm fully refrigerated gas carrier newbuilding expected to be delivered in July 2017.

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

We also carry petrochemical gases for numerous industrial users. Petrochemical gases, including ethylene, propylene, butadiene and vinyl chloride monomer, are derived from the cracking of petroleum feedstocks such as ethane, LPG and naphtha and are primarily used as raw materials in various industrial processes, like the manufacture of plastics, vinyl and rubber, with a wide application of end uses.

Our vessels also carry ammonia for both ammonia traders and producers of fertilizers, a main use of ammonia for the agricultural industry.

Our Business Strategies

Our objective is to enhance shareholder value by executing the following business strategies:

•	Capitalize on the increasing demand for seaborne transportation of petrochemicals, including ethane and ethylene. We intend to use our ethane and ethylene capable vessels to pursue the anticipated increases in transportation opportunities globally for ethane and ethylene that we expect will result directly and indirectly from the growth in U.S. shale oil and gas production and associated liquids.

•	Maintain a customer-driven chartering strategy. We will seek to maintain and further build strong partnerships through open collaboration and by continually meeting our clients’ specialist requirements, and in doing so enhance our returns through a flexible vessel employment strategy that includes a base of long term time charters. In addition, we will seek to further strengthen our existing relationships with customers and expand our client base by providing companies with liquefied gas transportation solutions in the form and duration they require.

•	Capitalize on backhaul and triangulation opportunities in the petrochemical market. We believe that the versatility of our fleet, in particular our ethane and ethylene-capable as well as our semi-refrigerated vessels, enhances our ability to pursue backhaul and triangulation opportunities as new trade routes develop, thereby maximizing utilization and enhancing profitability. We intend to seek additional opportunities to improve our financial results and maximize the utilization of our vessels by transporting both petrochemicals and LPG during vessel repositioning voyages and between time charters.

•	Maintain reputation for operational excellence. We believe we have established a track record in the industry of operational excellence based on our significant experience in the operation and ownership of high-specification liquefied gas carriers. We will endeavor to maintain and improve these high standards with regard to cargo handling, vessel performance and reliability and operational excellence.

•	Create a strong in-house technical management function. We will seek to increase the number of vessels from our fleet that we technically manage in-house, enabling us to maintain and improve the first-rate quality of our vessels’ capabilities. During 2016, we took four vessels into in-house technical management, as we developed our systems, understanding the importance of complying with health, safety and environmental regulations, as well as operating to the highest standards transporting cargoes safely, efficiently and securely across the globe.

•	Maintain a strong balance sheet with moderate debt levels. We will seek to maintain our moderate leverage in the future by financing our growth, or refinancing our expiring debt facilities with a balanced mix of cash from operations, bank and bond financings.

Our Fleet

The following table sets forth our vessels as of March 1, 2017:

Operating Vessel	Year Built	Vessel Size (CBM)	Ethylene Capable	Employment Status	Charter Expiration Date
Semi-refrigerated
Navigator Magellan	1998	20,700		Time charter	April 2017
Navigator Mars	2000	22,085	✓	Spot market	—
Navigator Neptune	2000	22,085	✓	Contract of affreightment	December 2017
Navigator Pluto	2000	22,085	✓	Time charter	March 2017
Navigator Saturn	2000	22,085	✓	Spot market	—
Navigator Venus	2000	22,085	✓	Contract of affreightment	December 2017
Navigator Aries	2008	20,750		Time charter	March 2017
Navigator Capricorn	2008	20,750		Spot market	—
Navigator Gemini	2009	20,750		Time charter	September 2017
Navigator Pegasus	2009	22,200		Spot market	—
Navigator Phoenix	2009	22,200		Spot market	—
Navigator Scorpio	2009	20,750		Time charter	March 2017
Navigator Taurus	2009	20,750		Time charter	April 2018
Navigator Virgo	2009	20,750		Time charter	April 2018
Navigator Leo	2011	20,600		Time charter	December 2023
Navigator Libra	2012	20,600		Time charter	December 2023
Navigator Atlas	2014	21,000	✓	Contract of affreightment	December 2017
Navigator Europa	2014	21,000	✓	Contract of affreightment	December 2017
Navigator Oberon	2014	21,000	✓	Spot market	—
Navigator Triton	2015	21,000	✓	Spot market	—
Navigator Umbrio	2015	21,000	✓	Spot market	—
Navigator Centauri	2015	21,000		Contract of affreightment	December 2017
Navigator Ceres	2015	21,000		Spot market	—
Navigator Ceto	2016	21,000		Spot market	—
Navigator Copernico	2016	21,000		Contract of affreightment	December 2017
Navigator Aurora	2016	37,300	✓	Time charter	December 2026
Navigator Eclipse	2016	37,300	✓	Time charter	August 2017
Navigator Nova *	2017	37,300	✓	Time charter	February 2019
Navigator Luga *	2017	22,000		Time charter	February 2022
Fully-refrigerated
Navigator Glory	2010	22,500		Time charter	December 2017
Navigator Grace	2010	22,500		Spot market	—
Navigator Galaxy	2011	22,500		Spot market	—
Navigator Genesis	2011	22,500		Time charter	February 2017
Navigator Global	2011	22,500		Time charter	November 2017
Navigator Gusto	2011	22,500		Spot market	—

*	Vessels delivered in January 2017.

The following table presents certain information concerning our newbuildings:

Newbuilding Vessel	Year Built	Vessel Size (CBM)	Ethylene Capable	Anticipated Delivery	Charter Expiration Date
Semi-refrigerated
Navigator Yauza	2017	22,000		April 2017	April 2022
Navigator Prominence	2017	37,300	✓	June 2017	—
Navigator Jorf	2017	38,000		July 2017	July 2027

Our operations in Indonesia are subject, among other things, to the Indonesian Shipping Act. That law generally provides that in order for certain vessels involved in Indonesian cabotage to obtain the requested licenses, the owners must either be wholly Indonesian owned or have a majority Indonesian shareholding. Navigator Pluto, Navigator Aries and Navigator Global, which are chartered to Pertamina, the Indonesian state-owned producer of hydrocarbons, are owned by PT Navigator Khatulistiwa, an Indonesian limited liability company, or “PTNK.” PTNK is a joint venture of which 49% of the voting and dividend rights are owned by a subsidiary though ultimately controlled at the shareholder level by a subsidiary of Navigator Holdings, and 51% of such rights are owned by Indonesian limited liability companies. The joint venture agreement for PTNK provides that certain actions relating to the joint venture or the vessels require the prior written approval of Navigator Holdings’ subsidiary, which may be withheld only on reasonable grounds and in good faith. PTNK is accounted for as a fully consolidated subsidiary in our financial statements.

As of December 31, 2016, the average monthly time charter rate for our 17 vessels operating under time charters was approximately $706,908 per calendar month. Our current monthly charter rates range from approximately $361,000 to approximately $1,095,000. These time charter rates are the gross monthly charter rates before payment of address and brokerage commissions to charterers and their shipbrokers. Address and brokerage commissions typically range between 1.0% and 5.0% of the gross monthly charter rate. On average, we pay a 2.3% address and brokerage commission with respect to our current time charters.

Our Customers

We provide seaborne transportation and distribution services for LPG, ethylene, petrochemical gases and ammonia to:

•	Oil and Gas Companies, such as ExxonMobil, Repsol, Shell, Statoil and Total SA, leading oil and gas companies; Petróleos de Venezuela S.A., or “PDVSA,” the Venezuelan state-owned integrated oil and petrochemical company; PT Pertamina (Persero), or “Pertamina,” the Indonesian state-owned producer of hydrocarbons and petrochemicals; Sibur, a Russian gas processing and petrochemicals company and Sonatrach, the national oil and gas company of Algeria;

•	Chemical Companies, such as BASF, a multi-national chemicals manufacturing corporation; Evonik, a German petrochemical manufacturer, and Dow an American leading multinational chemical corporation; and

•	Energy Trading Companies, such as Kolmar and BGN, both international commodity trading companies; Mitsubishi International Corporation, a leading trade, commodities, finance and investment company; Geogas, a leading LPG trading company; Trafigura Limited, an international commodities trading and logistics company; and the Vitol Group, an independent energy trading company.

In 2016, an aggregate of 51.0% of our revenues were derived from a combination of a contract of affreightment with Mitsubishi, time charters with Pertamina, PDVSA, and Sibur and from voyage charters with Braskem. The following table sets forth the percentage of our total revenues derived from our customers for the years ended December 31, 2015 and 2016:

	Percentage of Total Revenues
	Year Ended December 31,
Customer	2015	2016
Mitsubishi	4.4%	16.4%
Pertamina	8.3%	9.4%
PDVSA	11.7%	9.1%
Braskem	2.5%	8.2%
Sibur	9.1%	7.9%
Other customers	64.0%	49.0%

Vessel Employment

Our chartering strategy is to combine a base of time charters and COAs with voyage charters. We currently operate a total of 35 vessels, of which 16 are employed under time charters, 13 are employed in the spot market and six under contracts of affreightment. As of December 31, 2016, we operated a total of 33 vessels, of which 17 were employed under time charters, 13 were employed in the spot market and three were employed under contracts of affreightment.

Our voyage charters during 2016 included significant seaborne transportation of petrochemicals. Our semi-refrigerated vessels are highly versatile in that they, unlike fully-refrigerated vessels, can accommodate LPG, petrochemicals and ammonia at ambient as well as fully-refrigerated temperatures. LPG transported on spot voyage contracts during the 12 months of 2016 amounted to 521,098 metric tons (2015: 685,299 metric tons), and petrochemicals carried, including ethylene, propylene and butadiene, totaled 542,203 metric tons (2015: 211,076). The underlying petrochemical trade lanes were from Europe to U.S. and Far East, from Middle East to Europe and Far East, U.S. to Europe and Far East, and Latin America to U.S. and Far East, however these trade routes may change in the future, subject to fluctuating arbitrages between the various geographical regions. A typical petrochemical voyage is categorized as long haul, or deep sea, and are typically much longer in duration compared to handysize LPG voyages, which tends to be regional based.

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

Hire Rate. The hire rate refers to the basic payment by the customer for the use of the vessel. Under our time charters, the hire rate is payable monthly in advance in U.S. Dollars, or in case of the three ships chartered to Pertamina, in Indonesian Rupiah, as specified in the charter.

Hire payments may be reduced if the vessel does not perform to certain of its specifications, such as if the average vessel speed falls below a guaranteed speed or the amount of fuel consumed to power the vessel under normal circumstances exceeds a guaranteed amount.

Off-hire. Under our time charters, when the vessel is “off-hire” (or not available for service), the customer generally is not required to pay the charter hire, and the shipowner is responsible for all costs. Prolonged off-hire may lead to vessel substitution or termination of the time charter. A vessel generally will be deemed off-hire if there is a loss of time due to, among other things:

•	technical breakdowns; drydocking for repairs, maintenance or inspections; equipment breakdowns; or delays due to accidents, strikes, certain vessel detentions or operational issues; or

•	our failure to maintain the vessel in compliance with its specifications and contractual standards or to provide the required crew.

Management and Maintenance. Under our time charters, we are responsible for providing for the technical management of the vessel and for maintaining the vessel, periodic drydocking, cleaning and painting and performing work required by regulations. Currently, we work together with three third party technical managers, BSSM, NMM and Thome as well as our own in-house technical management function, to arrange for these services to be provided for all of our vessels. Please read “—Technical Management of the Fleet” for a description of the material terms of the technical management agreements.

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

Voyage Charter/ Contract of Affreightment (“COA”)

A voyage charter is a contract, typically for shorter intervals, for transportation of a specified cargo between two or more designated ports. A COA essentially constitutes a number of voyage charters to carry a specified quantity of cargo during a specified time period. A voyage charter is priced on a current or “spot” market rate, typically on a price per ton of product carried rather than a daily or monthly rate. Under voyage charters, we are responsible for all of the voyage expenses in addition to providing the crewing and other vessel operating services.

Term. Our voyage charters are typically for periods ranging from 10 days to three months.

Freight Rate. The freight rate refers to the basic payment by the customer for the use of the vessel or movement of cargo. Under our voyage charters, the freight rate is payable upon discharge, in U.S. Dollars, as specified in the charter.

Management, Maintenance and Voyage Expenses. Under our voyage charters, we are responsible for providing for the technical management of the vessel in the same manner as for time charters referred to above.

We are also responsible for all expenses unique to a particular voyage, including any bunker fuel consumption, port expenses and canal tolls.

Termination. Each of our voyage charters terminates automatically upon the discharge of the cargo at the discharge port and a COA terminates when we have discharged the final cargo at its discharge port.

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

Class Renewal Surveys. Class renewal surveys (also known as special surveys), which require the vessel to enter drydock, are carried out on the ship’s hull and machinery, including the electrical plant, and on any special equipment classed at the intervals indicated by the character of classification for the hull. During the special survey, the vessel is thoroughly examined, including audio-gauging to determine the thickness of the steel structures. Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals. On vessels which are over 15 years old, substantial amounts of funds may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear. In lieu of the special survey, a shipowner has the option of arranging with the classification society for the vessel’s hull or machinery to be on a continuous survey cycle, in which every part of the vessel would be surveyed within a five-year cycle. At an owner’s application, the surveys required for class renewal may be split according to an agreed schedule to extend over the entire period of class. This process is referred to as continuous class renewal.

Commercial Management of the Fleet

We perform commercial management of our vessels in-house through our wholly-owned subsidiary, Navigator Gas L.L.C., under the terms of individual management contracts between Navigator Gas L.L.C. and each of our vessel-owning subsidiaries. Commercial management includes all chartering services for our vessels. Navigator Gas L.L.C. in turn has appointed its wholly-owned subsidiary, NGT Services (UK) Limited, as its agent for commercial services for our vessels.

Technical Management of the Fleet

General

We currently outsource the technical management of our vessels, other than those for which technical management is provided in-house, to BSSM, NMM and Thome, third-party technical management companies, under the terms of standard ship management agreements, or the “technical management agreements.” We refer to BSSM, NMM and Thome herein as our “technical managers.”

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

During 2016, we began providing technical management in-house for four of the vessels in our fleet, after transferring the management of these vessels from our technical managers. As we grow, we intend to seek opportunities to gain greater control over the management of our vessels and enhance customer service, reliability and our relationship with our charterers. Prior to 2016, we had not provided in-house technical management for any vessel in our fleet. Providing in-house technical management for any vessel in our fleet may impose significant additional responsibilities on our management and staff. Please see “Item 3—Key Information—Risk Factors—Risks Related to Our Business”— In 2016 we began providing in-house technical management, for the first time, for certain vessels in our fleet.

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

Technical Management Services

Under the terms of our ship management agreements with our technical managers, and under our supervision, our technical managers are responsible for the day-to-day activities of our fleet and are required to, among other things:

•	provide competent personnel to operate and supervise the maintenance and general efficiency of our vessels;

•	arrange and supervise the maintenance, drydockings, repairs, alterations and upkeep of our vessels to the standards required by us and in accordance with all requirements and recommendations of our vessels’ classification society and applicable national and international regulations;

•	ensure that our vessels comply with the law of their flag state;

•	arrange the supply of necessary stores, spares and lubricating oil for our vessels;

•	appoint such surveyors and technical consultants as they may consider from time to time necessary;

•	operate the vessels in accordance with the ISM Code and the ISPS Code;

•	develop, implement and maintain a safety management system in accordance with the ISM Code;

•	arrange the sampling and testing of bunkers; and

•	install planned maintenance system software on-board our vessels.

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

Fees and Expenses

As consideration for providing us with both technical and crewing management for our fleet, our managers currently receive a management fee of approximately $0.2 million per vessel per year, payable in equal monthly instalments in advance. We pay for any expenses incurred in connection with purchasing spare parts for our vessels.

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

Unless two months’ prior written notice of termination is given, the agreements are automatically extended. Crewing costs could be higher due to increased demand for qualified officers as the worldwide LNG and LPG carrier fleet continues to grow. Please read “Item 3—Key Information—Risk Factors—Risks Related to Our Business—A shortage of qualified officers makes it more difficult to crew our vessels and increases our operating costs. If a shortage were to develop, it could impair our ability to operate and have an adverse effect on our business, financial condition and operating results.”

We believe that the crewing arrangements ensure that our vessels are crewed with qualified seafarers that have the licenses required by international regulations and conventions. As of December 31, 2016, we had approximately 1,400 seagoing staff.

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

Hull and Machinery

We carry “hull and machinery” insurance for each of our vessels, which insures against the risk of actual or constructive total loss of our vessels. Hull and machinery insurance also covers damage to mechanical equipment on board and loss of, or damage to a vessel due to marine perils such as collisions, grounding and weather. Each vessel in our existing fleet is covered for up to $100.0 million, with deductibles of $0.1 million.

War Risks Insurance

We also carry insurance policies covering war risks (including piracy and terrorism). Each vessel in our existing fleet is covered for up to $100.0 million, with no deductible. When our vessels travel into certain hostile regions, we are required to notify our war risk insurance carrier, and may incur an additional premium of approximately $2,000 per breach, generally up to seven days. These additional premiums are typically paid by the charterers pursuant to the terms of our time charter agreements and are paid by us under the terms of our voyage charter and COA agreements.

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

The Standard Club and Britannia each insure in excess of 100 million gross tons of shipping from all parts of the world and from all sectors of the shipping industry. The Standard Club and Britannia each have entered into pooling agreements to reinsure the respective association’s liabilities. Each International Group P&I Association currently bears the first $10.0 million of each claim. The excess of each claim over $10.0 million up to $80.0 million is shared by the P&I Associations under the pooling agreement. The excess of each claim over $80.0 million is shared by the members of The International Group under a reinsurance contract, which provides coverage of up to $3.1 billion per claim. Claims which exceed $3.1 billion are pooled between The International Group by way of “overspill” up to approximately $5.5 billion, which represents the current coverage limit per vessel per incident. Our current protection and indemnity insurance coverage for pollution is limited to $1.0 billion per vessel per incident, with the following per vessel per incident deductibles: $22,000 for fixed and floating objects claims, $50,000 to $55,000 for collisions, $4,500 to $7,500 for crew claims, $8,500 to $10,000 for cargo damage and $5,000 to $5,500 for all other incidents. As a member of both The Standard Club and Britannia, each of which is a member of The International Group, we are subject to calls payable to the associations based on our claim records as well as the claim records of all other members of the individual associations, and members of the pool of P&I Associations comprising The International Group.

Risk Management

Together with our technical managers, we use in our operations a risk management program that includes, among other things, computer based risk assessment tools, root cause analysis programs, planned and condition based maintenance programs, seafarers competence training programs, computer based training modules, seafarers workshops and seminars, as well as membership in emergency response organizations.

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

Air Emissions

The International Convention for the Prevention of Marine Pollution from Ships, or “MARPOL,” is the principal international convention negotiated by the IMO governing marine pollution prevention and response. MARPOL imposes environmental standards on the shipping industry relating to oil spills, management of garbage, the handling and disposal of noxious liquids, sewage and air emissions. MARPOL 73/78 Annex VI “Regulations for the prevention of Air Pollution,” or “Annex VI,” entered into force on May 19, 2005, and applies to all ships, fixed and floating drilling rigs and other floating platforms. Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from ship exhausts, emissions of volatile compounds from cargo tanks, incineration of specific substances, and prohibits deliberate emissions of ozone depleting substances. Annex VI also includes a global cap on sulfur content of fuel oil and allows for emission control areas (“ECAs”) to be established with more stringent controls on sulfur emissions. The certification requirements for Annex VI depend on size of the vessel and time of periodical classification survey. Ships weighing more than 400 gross tons and engaged in international voyages involving countries that have ratified the conventions, or ships flying the flag of those countries, are required to have an International Air Pollution Certificate, or an “IAPP Certificate.” Annex VI came into force in the United States on January 8, 2009. As of December 31, 2016, all our ships delivered or drydocked since May 19, 2005, have all been issued with IAPP Certificates.

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

As of January 2015, the limitations on sulfur emissions from ships operating within all Emission Control Areas (ECA) require that fuels contain no more than 0.1% sulfur. Additionally, more stringent emission standards for sulfur and nitrogen oxide apply in United States and Canadian coastal areas designated by the IMO’s Marine Environment Protection Committee, as discussed in “—Clean Air Act” below. On March 26, 2010, the IMO designated waters off North American coasts as an ECA in which stringent emission standards would apply. The first-phase fuel standard for sulfur in the North American ECA went into effect in 2012, and the second phase began in 2015. Further, on July 15, 2011, the IMO designated waters around Puerto Rico and the U.S. Virgin Islands as an ECA. The first-phase fuel standard for sulfur in the U.S. Caribbean ECA went into effect in 2014, and the second phase began in 2015. Beginning in 2016, stringent engine standards for nitrogen oxide became effective in both the North American ECA and the U.S. Caribbean ECA. Finally, U.S. air emissions standards have incorporated these amended Annex VI requirements, and once these amendments become fully effective, we may incur costs to comply with these revised standards. Additional or new conventions, laws and regulations may be adopted that could require the installation of expensive emission control systems.

Ballast Water Management Convention

The IMO has negotiated international conventions that impose liability for oil pollution in international waters and the territorial waters of the signatories to such conventions. For example, the IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments, or the “BWM Convention,” in February 2004. The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements (beginning in 2009), to be replaced in time with a requirement for mandatory ballast water treatment. The BWM Convention was ratified by the sufficient number of states on September 8, 2016 and will enter force on September 8, 2017. As referenced below, the U.S. Coast Guard issued new ballast water management rules on March 23, 2012, and the U.S. Environmental Protection Agency, or “EPA,” issued a new Vessel General Permit in March 2013 that contains numeric technology-based ballast water effluent limitations. Under the requirements of the convention for units with ballast water capacity more than 5,000 cubic meters that were constructed in 2011 or before, ballast water management exchange or treatment will be accepted until 2016. From 2016 (or not later than the first intermediate or renewal survey after 2016), only ballast water treatment will be accepted by the BWM Convention. Installation of ballast water treatments systems will be needed on all our vessels to comply with the BWM Convention and U.S. regulations discussed below. We will begin implementing the ballast water treatment system on vessels at an additional cost of $0.6 million per vessel commencing with planned drydocks scheduled after January 1, 2017

Bunker Convention/CLC State Certificate

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

The VGP was updated in 2013 to incorporate numeric effluent limits for ballast water expressed as the maximum concentration of living organisms in ballast water, as opposed to the prior non-numeric requirements. These requirements correspond with the IMO’s requirements under the BWM Convention, as discussed above. The permit also contains maximum discharge limitations for biocides and residuals. All vessels calling on U.S. ports are now subject to the requirements of the VGP.

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

National Invasive Species Act

In March 2012, the U.S. Coast Guard issued a final rule establishing standards for the allowable concentration of living organisms in ballast water discharged in U.S. waters and requiring the phase-in of Coast Guard approved BWM Systems. The rule went into effect in June 2012, and adopts ballast water discharge standards for vessels calling on U.S. ports and intending to discharge ballast water equivalent to those set in IMO’s BWM Convention. The final rule requires that ballast water discharge have fewer than 10 living organisms per milliliter for organisms between 10 and 50 micrometers in size. For organisms larger than 50 micrometers, the discharge must have fewer than 10 living organisms per cubic meter of discharge. In May 2016, the U.S. Coast Guard published a review of the practicability of implementing a more stringent ballast water discharge standard. The results concluded that the technology to achieve a significant improvement in ballast water treatment efficacy cannot be practically implemented. If Coast Guard type approved technologies are not available by a vessel’s compliance date, the vessel may request an extension to the deadline from the U.S. Coast Guard. While the 2013 rule imposes consistent numeric effluent limits for living organisms in ballast water discharges, it does not provide for compliance date extensions if Coast Guard-approved treatment technologies are not available.

In February, 2016, the U.S. Coast Guard issued a new rule amending the Coast Guard’s ballast water management recordkeeping requirements. Effective February 22, 2016, vessels with ballast tanks operating exclusively on voyages between ports or places within a single Captain of the Port zone must submit an annual report of their ballast water management practices. Further, under the amended requirements, vessels may submit their reports after arrival at the port of destination instead of prior to arrival.

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

As of January 1, 2013 all new ships must comply with mandatory requirements adopted by the Marine Environment Protection Committee (MEPC) of IMO in July 2011 in part to address greenhouse gas emission. These requirements add energy efficiency standards through an Energy Efficiency Design Index (EEDI). IMO’s Greenhouse Gas Working Group agreed on these guidelines to require all ships to develop and implement a Ship Energy Efficiency Plan (SEEMP). The regulations apply to all ships of 400 tonnes gross tonnage and above. The IMO also adopted a mandatory requirement in October 2016 that ships of 5000 gross tonnage and above record and report their fuel oil consumption. The requirement is expected to enter into force in March 2018. These new rules will likely affect the operations of vessels that are registered in countries that are signatories to MARPOL Annex VI or vessels that call upon ports located within such countries. The IMO is also considering the development of a market-based mechanism for greenhouse gas emissions from ships. At the October 2016 Marine Environmental Protection Committee session, the IMO adopted a roadmap for developing a comprehensive IMO strategy on reduction of GHG emissions. The IMO anticipates adopting initial GHG reduction strategy in 2018. The EU has indicated that it intends to implement regulation in an effort to limit emissions of greenhouse gases from vessels if such emissions are not regulated through the IMO.

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

A large proportion of our handysize liquefied gas carriers are contracted on 12 month or shorter time charters. There is competition for the employment of vessels when these charters expire and for the employment of those vessels which trade on the spot market. Competition for mid- or longer-term charters is based primarily on industry relationships, experience and reputation for customer service, reliability, quality operations and safety, the experience and technical capability of the crews, the vessel’s efficiency, operational flexibility and physical life, and the competitiveness of the bid in terms of overall price.

Our existing fleet had an average age of 6.7 years as of December 31, 2016, which is significantly less than the average age of the world-wide fleet of handysize liquefied gas carriers. We believe that our relatively young fleet positions us well to compete in terms of our vessels meeting the strategic and operational needs of our charterers. We own and operate the largest fleet in our size segment, which, in our view, enhances our position relative to our competitors. While there are some barriers to entry, including the complexity of operating semi-refrigerated gas carriers that constantly require switching between a myriad of cargo types, crew expertise and the cost of liquefied gas carriers, new entrants have entered the market over the last five years.

We believe that the market for obtaining new charters will continue to be highly competitive for the foreseeable future. However, we believe that our relationships, the reliability we strive to provide to our customers, the experience of the crews that service our vessels and the age and technical ability of our existing fleet, as well as our remaining three newbuildings expected to be delivered by July 2017, will provide us with a competitive advantage, both within the handysize segment and across the broader liquefied gas carrier industry.

Properties

Other than our vessels, we do not own any material property. We lease office space for our representative offices in London, Gdynia and New York.

The current lease term for our representative office in London ends in March 2017. We have entered into a new lease for an alternate office space for a period of 10 years with a mutual break option in February 2022, which is the fifth anniversary from the lease commencement date. The gross rent per year for our new lease is approximately $1.1 million.

The lease term for our representative office in Gdynia, Poland is for a period of five years commencing in April 2017. The gross rent per year is approximately $60,000.

The five year lease term for our representative office in New York ends in June 2017. The total rent per year is approximately $231,000. We are currently seeking new office space and we will enter into a new lease once a suitable space has been identified.

Employees

We had 46 employees as of December 31, 2016. We consider our employee relations to be good. Our crewing and technical managers provide crews for our vessels under separate crew management agreements.

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

U.S. Taxation

The following is a discussion of the material U.S. federal income tax considerations applicable to us. This discussion is based upon provisions of the Code, final and temporary Treasury Regulations thereunder, and administrative rulings and court decisions, all as in effect as of the date hereof and all of which are subject to change or differing interpretation, possibly with retroactive effect. Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. The following discussion is for general information purposes only and does not purport to be a comprehensive description of all of the U.S. federal income tax considerations applicable to us.

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

We did not satisfy the requirements for the Section 883 exemption for our 2013 taxable year because our common stock was not traded on an established securities market for most of the year and therefore we did not satisfy the “regularly traded” requirement of the Publicly Traded Test. However, for 2014, 2015 and 2016 we believe that we satisfied the requirements of Section 883 exemption and therefore we were not subject to U.S. federal income taxation on our U.S. Source International Transportation Income. For the current and future taxable years, we believe we will be able to satisfy the Publicly Traded Test, provided we satisfy the listing and trading volume requirements described previously and the Closely Held Block Exception does not apply for such year. Our common stock, which is our only class of equity outstanding, represents more than 50.0% of the total combined voting power and value of all classes of our equity interests entitled to vote. In addition, because our common stock is traded only on the NYSE, which is considered to be an established securities market, our equity interests are “primarily traded” on an established securities market for purposes of the Publicly Traded Test. Further, we anticipate that our common stock will meet the “regularly traded” requirement of the Publicly Traded Test.

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

The 4.0% Gross Basis Tax. If the Section 883 Exemption does not apply and the net basis tax does not apply, we will be subject to a 4.0% U.S. federal income tax on the U.S. source portion of our gross U.S. Source International Transportation Income, without benefit of deductions. Under the sourcing rules described above under “—Taxation of Operating Income,” 50.0% of our U.S. Source International Transportation Income would be treated as being derived from U.S. sources.

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

U.K. Taxation

NGT Services (UK) Limited, Navigator Gas Invest Limited and Navigator Gas Shipmanagement Ltd, as U.K. incorporated companies, are subject to U.K. corporation tax on all their profits wherever arising. If we and any of our controlled affiliates not incorporated in the United Kingdom ensure that our central management and control is exercised outside of the United Kingdom, and we do not otherwise create a U.K. permanent establishment by carrying on business in the United Kingdom, we should not become subject to U.K. corporation tax. Where a company’s central management and control is exercised is a question of fact to be decided in accordance with the particular circumstances of each company. Any distributions paid to us by NGT Services (UK) Limited will not be subject to U.K. taxation.

Singapore Taxation

Falcon Funding PTE Ltd is a Singaporean service company and is subject to Singaporean tax on all its profits wherever arising.

Indonesia Taxation

PT Navigator Khatulistiwa “PTNK” is a joint venture of which 49% of the voting and dividend rights are owned by a subsidiary though ultimately controlled at the shareholder level by a subsidiary of Navigator Holdings, and 51% of such rights are owned by Indonesian limited liability companies. PTNK is subject to Indonesian freight tax on all of its gross shipping transportation revenue at a rate of 1.2%.

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

Overview

We are the owner and operator of the world’s largest fleet of handysize liquefied gas carriers. We provide international and regional seaborne transportation services of LPG, petrochemical gases and ammonia for energy companies, industrial users and commodity traders. These gases are transported in liquefied form, by applying cooling and/or pressure, to reduce volume by up to 900 times depending on the cargo, making their transportation more efficient and economical.

We employ our vessels through a combination of time charters, voyage charters and COAs. Our fleet consists of 38 vessels, including three newbuilding vessels scheduled for delivery by July 2017. After the delivery of the remaining three newbuildings we will have 38 vessels in our fleet; 33 of these are semi- or fully-refrigerated liquefied handysize gas carriers; four are midsize 37,300 cbm ethylene capable semi-refrigerated liquefied gas carriers and one is a 38,000 cbm fully refrigerated liquefied gas carrier. We define handysize as liquefied gas carriers between 15,000 and 24,999 cbm.

We currently own and operate a total of 35 vessels, of which 16 are employed under time charters, six under contracts of affreightment and 13 are employed in the spot market. As of December 31, 2016, we owned and operated 33 vessels with five newbuildings on order for delivery by approximately July 2017. Of the 33 vessels we operated as of December 31, 2016, 17 were employed under time charters, three were employed under contracts of affreightment and 13 were employed in the spot market. Our operated vessels earned an average time charter equivalent rate of approximately $774,890 per vessel per calendar month ($25,476 per day) during the year ended December 31, 2016, compared to approximately $921,014 per vessel per calendar month ($30,280 per day) for the year ended December 31, 2015.

Our largest customers by revenue for the year ended December 31, 2016, include five companies that currently time charter and voyage charter, either on a spot basis or under a contract of affreightment, a total of 17 of our 33 operated vessels: Mitsubishi International Corporation, a leading trade, commodities, finance and investment company; PT Pertamina (Persero), the Indonesian state-owned producer of hydrocarbons; Petróleos de Venezuela S.A.; the Venezuelan state-owned integrated oil and petrochemical company; Braskem S.A. a leading Brazilian petrochemical gas producer and Sibur, the Russian gas processing and petrochemicals company. For the year ended December 31, 2016, these customers accounted for approximately 51.0% of our revenue in the aggregate. In the past, we have chartered vessels to a range of trading, shipping and other customers on both time charter and voyage charter bases such as Bayegan (BGN) International, an international commodities and trading company, Trafigura, an international commodities trading and logistics company, ExxonMobile, the largest oil major and producer of liquefied gases, Total SA, a leading oil and gas company; DOW, a leading end user of LPG and petrochemical consumer.

Vessel Contracts

We generate revenue by providing seaborne transportation services to customers pursuant to the following three types of contractual relationships:

Time Charters. A time charter is a contract under which a vessel is chartered for a defined period of time at a fixed daily or monthly rate. Under time charters, we are responsible for providing crewing and other vessel operating services, the cost of which is intended to be covered by the fixed rate, while the customer is responsible for substantially all of the voyage expenses, including any bunker fuel consumption, port expenses and canal tolls. LPG is typically transported under a time charter arrangement, generally with a term of 12 months. However, four of our current 16 time charters are for long terms charters exceeding 12 months. For the year ended December 31, 2016, approximately 50.5% of our revenue was generated pursuant to time charters, compared to the approximately 61.5% for the year ended December 31, 2015.

Voyage Charters. A voyage charter is a contract, typically for shorter intervals, for transportation of a specified cargo between two or more designated ports. This type of charter is priced on a current or “spot” market rate, typically on a price per ton of product carried rather than a daily or monthly rate. Under voyage charters, we are responsible for all of the voyage expenses in addition to providing the crewing and other vessel operating services. Petrochemical gases have typically been transported pursuant to voyage charters, as the seaborne transportation requirements of petrochemical product traders have historically resulted from a particular product arbitrage at a point in time. For the year ended December 31, 2016, approximately 37.0% of our revenue was generated pursuant to voyage charters, compared to approximately 31.5% for the year ended December 31, 2015.

Contracts of Affreightment. A COA is a contract to carry specified quantities of cargo, usually over prescribed shipping routes, at a fixed price per ton basis (often subject to fuel price or other adjustments) over a defined period of time. As such, a COA essentially consists of a number of voyage charters to carry a specified amount of cargo over a specified time period (i.e., the term of the COA), which can span for months to potentially years. Similar to a voyage charter, we are typically responsible for all voyage expenses in addition to providing all crewing and other vessel operating services when trading under a COA. Six of our vessels are currently operating under contracts of affreightment. For the year ended December 31, 2016, approximately 12.5% of our revenue was generated pursuant to COAs, compared to approximately 7.1% for the year ended December 31, 2015.

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

Important Financial and Operational Terms and Concepts

We use a variety of financial and operational terms and concepts in the evaluation of our business and operations. These include the following:

Operating Revenue. Our operating revenue includes revenue from time charters, voyage charters and COAs. Operating revenue is affected by charter rates and the number of days a vessel operates, as well as address commissions deducted by charterers. Rates for voyage charters are more volatile as they are typically tied to prevailing market rates at the time of the voyage. Historically, voyage charters have usually represented a minority of our annual operating revenue, which is consistent with our vessel employment strategy for the near future.

Brokerage Commissions. Brokerage commissions are costs remitted to shipping brokers for placing business with our vessels and are calculated as a percentage of chartering income.

Address Commissions. Address commissions are amounts deducted by charterers for placing business with our vessels and are calculated as a percentage of chartering income.

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

In connection with providing us with technical management for our fleet, NMM, BSSM and Thome currently receive crewing and technical management fees of approximately $0.2 million per vessel per year in the aggregate, which fees are considered to be vessel operating expenses. Our technical and crew management agreements have terms through December 2016, and thereafter continue until terminated on at least three months’ notice by either party, subject to certain exceptions. During 2016 we began providing in-house technical management, for the first time, for four of the vessels in our fleet. We expect to continue into 2017 with additional vessels being integrated into our in-house technical management. See “Item 4—Information on the Company—Business Overview—Technical Management of the Fleet.”

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

General Administration Costs. General administration costs principally consist of the costs incurred in operating our London representative office, which manages our chartering, operations, accounting and administrative functions; our Gdynia representative office, which manages our in-house technical management and oversees the technical management of our other vessels; our New York representative office; and certain costs and expenses attributable to our board of directors. Please read “Item 4—Information on the Company—Business Overview—Commercial Management of the Fleet.” We incur additional expenses as a result of being a publicly-traded corporation, including costs associated with annual reports to shareholders and SEC filings, investor relations and NYSE annual listing fees. We may also grant equity compensation that would result in an expense to us, which may result in an increase in expenses. Please read “Item 6—Directors, Senior Management and Employees—Compensation—Equity Compensation Plans—2013 Long-Term Incentive Plan.”

Other Corporation Expenses. Other corporation expenses consist of our advisors’ services, including ongoing audit, taxation, legal and corporate services.

Drydocking . We must periodically drydock each of our vessels for any major repairs and maintenance, for inspection of the underwater parts of the vessel, that cannot be performed while the vessels are operating and for any modifications to comply with industry certification or governmental requirements. We are required to drydock a vessel once every five years until it reaches 15 years of age, after which we are required to drydock the applicable vessel every two and one-half to three years.

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

Time Charter Equivalent Rate. TCE rate not calculated in accordance with U.S. GAAP. TCE rate is a measure which converts voyage charter and COA revenues to a time charter comparable, by deducting voyage expenses (which are incurred by the charterer in the case of time charters) from voyage revenue. TCE rate is a standard shipping industry performance measure used primarily to compare the performance of different charter types (i.e., time charters, voyage charters and COAs) and to enable a period-to-period comparison in performance despite changes in the mix of charter types under which the vessels may be employed between the periods. Our method of calculating TCE rate is to divide operating revenue for a voyage charter or COA (net of voyage expenses) by the relevant time period of that charter.

Daily Vessel Operating Expenses. Daily vessel operating expenses are calculated by dividing vessel operating expenses by ownership days (excluding ownership days attributable to chartered-in vessels) for the relevant time period.

Results of Operations

Factors Affecting Comparability

You should consider the following factors when evaluating our historical financial performance and assessing our future prospects:

•	We have been and are increasing our fleet size. Our historical financial performance and future prospects have been and will be significantly impacted by the increasing size of our fleet.

•	Historical Fleet Size. Our historical financial statements for the year ended December 31, 2016 reflect the results of operations of a weighted average fleet size of 31.3 vessels for the year. During 2016 we took delivery of Navigator Ceto in January 2016, Navigator Copernico in April 2016, Navigator Aurora in August 2016 and Navigator Eclipse in October 2016 bringing our fleet size to 33 vessels as of December 31, 2016. During 2015 we took delivery of Navigator Triton in January 2015, Navigator Umbrio in April 2015, Navigator Centauri in August 2015 and Navigator Ceres in October 2015, and we sold Navigator Mariner in August 2015, resulting in a total fleet size of 29 vessels as of December 31, 2015 and with a weighted average fleet size of 27.8 for the year ended December 31, 2015.

•	Future Fleet Size. On January 12, 2017, we took delivery of the newbuilding Navigator Nova and on January 24, 2017 we took delivery of Navigator Luga. In addition, we expect to take delivery of the remaining three newbuilding liquefied gas carriers, consisting of two midsize vessels and one handysize vessel, in 2017.

Given the variability in operating vessels in our fleet, our historical financial statements reflect, and in the future will reflect, significantly different levels of ownership and operating days as well as different levels of voyage expenses, vessel operating expenses, interest expense and other related costs.

•	We incur additional general administration costs and other corporation expenses. We will continue to incur additional costs as a result of being a publicly-traded corporation, including costs associated with annual reports to shareholders establishment and maintenance of effective internal controls under the Sarbanes-Oxley Act and SEC filings, investor relations and NYSE annual listing fees. We may also grant equity compensation that would result in an expense to us, which may result in an increase in expenses. Please read “Item 6—Directors, Senior Management and Employees—Compensation—Equity Compensation Plans—2013 Long-Term Incentive Plan.”

•	We will have different financing arrangements. We have entered into secured term loan facilities and revolving credit facilities and issued senior unsecured notes to finance the acquisitions of vessels and the construction of newbuildings. Please read “—Secured Term Loan Facilities and Revolving Credit Facility” and “—Senior Unsecured Bonds.”

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

The following table compares our operating results for the years ended December 31, 2015 and 2016:

	Year Ended December 31, 2015	Year Ended December 31, 2016	Percentage Change
	(in thousands, except percentages)
Operating revenue	$315,223	$294,112	(6.7)%

Operating expenses:
Brokerage commissions	6,995	5,812	(16.9)%
Voyage expenses	33,687	42,201	25.3%
Vessel operating expenses	78,842	90,854	15.2%
Depreciation and amortization	53,453	62,280	16.5%
General administration costs	11,011	12,528	13.8%
Other corporate expenses	2,553	1,976	(22.6)%
Profit on sale of vessel	(550)	—	—%
Vessel write down following collision	10,500	—	—%
Insurance recoverable from vessel repairs	(9,892)	504	(105.1)%

Total operating expenses	$186,599	$216,155	15.8%

Operating income	$128,624	$77,957	(39.4)%
Interest expense	(28,085)	(32,321)	15.1%
Write off deferred finance costs	(1,797)	(102)	(94.3)%
Interest income	152	281	84.9%

Income before income taxes	$98,894	$45,815	(53.7)%
Income taxes	800	1,177	47.1%

Net income	$98,094	$44,638	(54.5)%

Operating Revenue. Operating revenue, net of address commission, decreased by 6.7% to $294.1 million for the year ended December 31, 2016, from $315.2 million for the year ended December 31, 2015. This decrease was primarily due to:

•	an increase in operating revenue of approximately $39.7 million attributable to an increase in the weighted average number of vessels from 27.8 to 31.3 or 12.6%, for the year ended December 2016, and a corresponding increase in vessel ownership days from 10,135 to 11,463, or 13.1%, for the year ended December 31, 2016, as compared to the year ended December 31, 2015;

•	a decrease in operating revenue of approximately $51.0 million attributable to a decrease in average charter rates, which were reduced to an average of approximately $774,890 per vessel per calendar month ($25,476 per day) for the year ended December 31, 2016, as compared to an average of approximately $921,014 per vessel per calendar month ($30,280 per day) for the year ended December 31, 2015;

•	a decrease in operating revenue of approximately $18.3 million attributable to a decrease in fleet utilization from 94.3% during the year ended December 31, 2015 to 87.9% during the year ended December 31, 2016 primarily as a result of an increase in the number of idle days due to a weakening in the demand for our vessels as a result of the softening of the LPG seaborne transportation market during the second half of 2016; and

•	an increase in operating revenue of approximately $8.5 million relating to a relative increase in the proportion of voyage charters to time charters, for the year ended December 31, 2016, as compared to the year ended December 31, 2015.

The following table presents selected operating data for the years ended December 31, 2015 and 2016, which we believe are useful in understanding our operating revenue:

Fleet Data:	Year Ended December 31, 2015	Year Ended December 31, 2016
Weighted average number of vessels	27.8	31.3
Ownership days	10,135	11,463
Available days	9,865	11,255
Operating days	9,298	9,888
Fleet utilization	94.3%	87.9%
Average daily time charter equivalent rate	$30,280	$25,476

*	Non-GAAP Financial Measure -Time charter equivalent: TCE rate is a measure of the average daily revenue performance of a vessel. TCE is not calculated in accordance with US GAAP. For all charters, we calculate TCE by dividing total operating revenues, less any voyage expenses, by the number of operating days for the relevant period. Under a time, charter, the charterer pays substantially all of the vessel voyage related expenses, whereas for voyage charters we pay all voyage expenses. TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a company’s performance despite changes in the mix of charter types (i.e., spot charters, time charters and contracts of affreightment) under which the vessels may be employed between the periods. We include average daily TCE rate, as we believe it provides additional meaningful information in conjunction with net operating revenues, because it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. Our calculation of TCE rate may not be comparable to that reported by other companies.

Reconciliation of TCE rate to Operating Revenue

The following table represents a reconciliation of TCE to operating revenue, the most directly comparable financial measure calculated in accordance with U.S. GAAP for the periods presented.

Fleet Data:	Year Ended December 31, 2015	Year Ended December 31, 2016
Operating revenue	315,223	294,112
Voyage expenses	33,687	42,201

Operating revenue less Voyage expenses	281,536	251,911
Operating days	9,298	9,888
Average daily time charter equivalent rate	$30,280	$25,476

Brokerage Commissions. Brokerage commissions decreased by 16.9% to $5.8 million for the year ended December 31, 2016, from $7.0 million for the year ended December 31, 2015 as operating revenue on which such commissions are based has decreased.

Voyage Expenses. Voyage expenses increased by 25.3% to $42.2 million for the year ended December 31, 2016, from $33.7 million for the year ended December 31, 2015. This was primarily due to the increase in the number of voyage charters undertaken during the year ended December 31, 2016, compared to the year ended December 31, 2015.

Vessel Operating Expenses. Vessel operating expenses increased by 15.2% to $90.9 million for the year ended December 31, 2016, from $78.8 million for the year ended December 31, 2015, as the number of vessels in our fleet increased by 12.6%, from an average of 27.8 for the year ended December 31, 2015 to 31.3 vessels for the year ended December 31, 2016. Average daily vessel operating expenses increased slightly, by $146 per day, or 1.9%, to $7,925 per vessel per day for the year ended December 31, 2016, compared to $7,779 per vessel per day for the year ended December 31, 2015.

Depreciation and Amortization. Depreciation and amortization expense increased by 16.5% to $62.3 million for the year ended December 31, 2016, from $53.5 million for the year ended December 31, 2015. This increase was primarily due to an increase in our fleet size. Depreciation and amortization expense included amortization of capitalized drydocking costs of $8.5 million for the year ended December 31, 2016, and $5.6 million for the year ended December 31, 2015. The increase in drydocking amortization is primarily due to the vessels in the fleet that reached their 15 year drydock of which six vessels in our fleet did so during the year ended December 31, 2015. The amortization schedule for these older vessels becomes accelerated from a five year amortization profile to a two and a half year amortization profile once they reach 15 years of age.

Other Operating Results

General and Administration Costs. General and administration costs increased by 13.8% to $12.5 million for the year ended December 31, 2016, from $11.0 million for the year ended December 31, 2015. The increase in general administration costs was primarily due to an increase in the number of employees during the year ended December 31, 2016, as we took the technical management of certain vessels in-house.

Other Corporate Expenses. Other corporate expenses decreased by 22.6% to $2.0 million for the year ended December 31, 2016, from $2.6 million for the year ended December 31, 2015, primarily due to the strengthening of the U.S dollar against other currencies.

Profit on Sale of Vessel. We aim to maintain a young fleet and take the opportunity where it arises to sell older vessels. In August 2015, we sold the Navigator Mariner to PT Kermas Sejahtera Lestari for a profit of $0.6 million after all sale costs. The vessel was held at a carrying amount of $31.4 million and had a total of $8.8 million in debt in relation to the secured debt facility that was used to fund the purchase of the vessel that was repaid prior to the sale. No vessels were sold in 2016.

Vessel write down following collision. Navigator Aries was involved in a collision with a container vessel near Surabaya, Indonesia causing significant damage to Navigator Aries on June 28, 2015. We recognized a write down of $10.5 million in the year end December 31, 2015, relating to the extent of the damage and using the relative replacement cost for a similar vessel.

Insurance recoverable from vessel repairs. The write off of insurance amount receivable of $0.5 million for the year ended December 31, 2016 was due to lower than expected total insurance proceeds receivable, as result of lower than expected total costs incurred for repairing Navigator Aries, following the June 2015 collision involving the vessel. A total of $9.9 million was recognized as insurance recoverable for the year ended December 31, 2015.

Interest Expense. Interest expense increased by 15.1% to $32.3 million for the year ended December 31, 2016, from $28.1 million for the year ended December 31, 2015. This was primarily due to additional amounts drawn down on our loan facilities during the year ended December 31, 2016 associated with delivery of four new build vessels. Interest capitalized on new build instalments for the year ended December 31, 2016 was $5.1 million, an increase of $0.6 from the $4.5 million of interest capitalized for the year ended December 31, 2015.

Write off of Deferred Finance Costs. During the year ended December 31, 2016 we repaid in full the April 2011 secured term loan facility and the April 2012 secured term loan facility and as a result of this early extinguishment of the debt we have written off $0.1 million in deferred financing costs. The write off of deferred financing costs of $1.8 million for the year ended December 31, 2015 related to costs associated with one of our previous secured term loan facilities that was refinanced in January 2015.

Income Taxes. Income tax consists of taxes on our subsidiaries incorporated in the United Kingdom, Poland and Singapore where the main corporate tax rates are 20%, 19% and 17%, respectively. Our United Kingdom subsidiary earns management and other fees from fellow subsidiary companies, our Polish subsidiary earns management and other fees from fellow subsidiary companies and our Singaporean subsidiary earned interest payments from our Indonesian joint venture. For the year ended December 31, 2016, we incurred taxes of $1,177,525 as compared to taxes for the year ended December 31, 2015 of $799,977.

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

The following table presents selected operating data for the years ended December 31, 2014 and 2015, which we believe are useful in understanding our operating revenue:

Fleet Data:	Year Ended December 31, 2014	Year Ended December 31, 2015
Weighted average number of vessels	24.8	27.8
Ownership days	9,051	10,135
Available days	8,906	9,865
Operating days	8,666	9,298
Fleet utilization	97.3%	94.3%
Average daily time charter equivalent rate*	$29,988	$30,280

*	Time charter equivalent rate, or “TCE rate,” is not calculated in accordance with U.S. GAAP. Please see “—Non-GAAP Financial Measure -Time charter equivalent:”

Reconciliation of TCE rate to Operating Revenue

The following table represents a reconciliation of TCE to operating revenue, the most directly comparable financial measure calculated in accordance with U.S. GAAP for the periods presented.

Fleet Data:	Year Ended December 31, 2014	Year Ended December 31, 2015
Operating revenue	304,875	315,223
Voyage expenses	45,003	33,687

Operating revenue less Voyage expenses	259,872	281,536
Operating days	8,666	9,298
Average daily time charter equivalent rate	$29,988	$30,280

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

Vessel write down following collision. The Navigator Aries was involved in a collision with a container vessel near Surabaya, Indonesia causing significant damage to Navigator Aries on June 28, 2015. The collision caused a fire on the main deck area of Navigator Aries that was quickly extinguished by the crew and three firefighting tugs. None of our crew members were injured and no pollution was reported. The vessel was released from Keppel Shipyard on January 27, 2016 after having undergone extensive repairs. We recognized a write down of $10.5 million relating to the extent of the damage and using the relative replacement cost for a similar vessel.

Insurance recoverable from vessel repairs. A total of $9.9 million was recognized as insurance recoverable relating to the repair costs for Navigator Aries following the June 2015 collision. All repair costs are expected to be recovered by our Hull & Machinery insurance, subject to a $0.1 million deductible. However, we do not have loss of hire insurance and, therefore, the income lost from the Navigator Aries charter with Pertamina may not be recoverable for the duration of the repairs.

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

Income Taxes. Income tax consists of taxes on our subsidiaries incorporated in the United Kingdom, Poland and Singapore, where the main corporate tax rates are 21%, 19% and 17% respectively. Our United Kingdom subsidiary earns management and other fees from fellow subsidiary companies, our Polish subsidiary earns management and other fees from fellow subsidiary companies and our Singaporean subsidiary earned interest payments from our Indonesian joint venture, where the main corporate tax rates are 21%, 19% and 17%, respectively. For the year ended December 31, 2015, we incurred taxes of $799,977 as compared to taxes for the year ended December 31, 2014 of $903,526.

B.	Liquidity and Capital Resources

Liquidity and Cash Needs

Our primary uses of funds have been capital expenditures for the acquisition and construction of vessels, voyage expenses, vessel operating expenses, general and administrative costs, expenditures incurred in connection with ensuring that our vessels comply with international and regulatory standards, financing expenses and repayments of bank loans. Our primary sources of funds have been cash from operations, bank borrowings, proceeds from our initial public offering, and proceeds from a bond issuance. We are required to maintain certain minimum liquidity amounts in order to comply with our various debt instruments. Please see “Secured Term Loan Facilities and Revolving Credit Facility.”

As of December 31, 2016, our total current liabilities exceeded our total current assets by $33.9 million, primarily as a result of the current liability portion of the senior unsecured bond of $25.0 million that was scheduled to mature in December 2017 (the “2012 bonds”). On February 10, 2017, we issued senior unsecured bonds in an aggregate principal amount of $100.0 million with Norsk Tillitsmann ASA as the bond trustee (the “2017 Bonds”). The net proceeds of the issuance of the 2017 Bonds, together with cash on hand, were used to redeem in full all of our outstanding 2012 Bonds. Please see “2017 Senior Unsecured Bonds.” We anticipate that our primary sources of funds for our long-term liquidity needs will be cash from operations and/or debt or equity financings. We believe that these sources of funds will be sufficient to meet our liquidity needs for the foreseeable future.

In addition to operating expenses, our medium-term and long-term liquidity needs primarily relate to the construction of newbuildings and potential future acquisitions. At December 31, 2016, we had contracted five newbuildings for delivery by July 2017 for an aggregate contracted price of $309.3 million, the details of which are as follows:

Vessels	CBM	Shipyard	Contract price	Instalments paid as of December 31, 2016	Funds available from existing credit facilities
			(in millions)
Navigator Nova *	37,300	Jiangnan	78.4	23.5	51.2
Navigator Prominence	37,300	Jiangnan	78.4	23.5	51.2
Navigator Luga **	22,000	HMD	51.0	40.8	35.6
Navigator Yauza	22,000	HMD	51.0	30.6	35.7
Navigator Jorf	38,000	HMD	50.5	20.0	35.0

Total			$309.3	$138.4	$208.7

*	We drew down $51.2 million available under the December 2015 secured revolving credit facility on January 10, 2017 to partially finance the delivery of Navigator Nova.
**	We drew down $35.6 million available under the December 2015 secured revolving credit facility on January 20, 2017 to finance the delivery of Navigator Luga and for general corporate purposes.

Ongoing Capital Expenditures

Liquefied gas transportation is a capital-intensive business, requiring significant investment to maintain an efficient fleet and to stay in regulatory compliance.

We are required to drydock each vessel once every five years until it reaches 15 years of age, after which we are required to drydock the applicable vessel every two and one-half to three years. Drydocking each vessel takes approximately 20-30 days. Drydocking days generally include approximately 5-10 days of travel time to and from the drydocking shipyard and approximately 15-20 days of actual drydocking time. Seven of our vessels underwent scheduled drydocking during 2016. There are no scheduled drydockings in 2017. The next scheduled drydocking will be in the first quarter of 2018.

We spend significant amounts of funds for scheduled drydocking (including the cost of classification society surveys) of each of our vessels. As our vessels age and our fleet expands, our drydocking expenses will increase. We estimate the current cost of the five-year drydocking of one of our vessels is approximately $0.8 million, the ten-year drydocking cost is approximately $1.2 million, and the 15 and 17 year drydocking costs are approximately $1.5 million each. Ongoing costs for compliance with environmental regulations are primarily included as part of our drydocking, such as the recent requirement to install ballast water treatment plants, and classification society survey costs, with a balance included as a component of our operating expenses. We are not aware of any regulatory changes or environmental liabilities that we expect to have a material impact on our current or future results of operations. Please see “Item 3—Key Information—Risk Factors—Risks Related to Our Business—Over the long term, we will be required to make substantial capital expenditures to preserve the operating capacity of, and to grow, our fleet.”

Cash Flows

The following table summarizes our cash and cash equivalents provided by (used in) operating, financing and investing activities for the periods presented:

	Year Ended December 31,
	2014	2015	2016
	(in thousands)
Net cash provided by operating activities	$133,114	$149,554	$86,748
Net cash used in investing activities	(231,874)	(205,856)	(238,153)
Net cash (used in) provided by financing activities	(33,454)	81,555	120,898
Net (decrease) / increase in cash and cash equivalents	(132,214)	25,253	(30,507)

Operating Cash Flows. Net cash provided by operating activities for the year ended December 31, 2016, decreased to $86.7 million, from $149.6 million for the year ended December 31, 2015, a decrease of 42.0%. The $62.9 million decrease in net cash provided by operating activities for the year ended December 31, 2016 compared to the year ended December 31, 2015 was primarily due to lower net income along with increased working capital movements offset by a reduction in dry docking costs.

Net cash provided by operating activities for the year ended December 31, 2015, increased to $149.6 million, from $133.1 million for the year ended December 31, 2014, an increase of 12.4%. The $16.5 million increase in net cash provided by operating activities for the year ended December 31, 2015, was primarily due to increases in net revenue referred to above and by movements in working capital.

Net cash flow from operating activities depends upon the size of our fleet, charter rates attainable, fleet utilization fluctuations in working capital balances, repairs and maintenance activity and changes in interest rates and foreign currency rates.

Investing Cash Flows. Net cash used in investing activities of $(238.2) million for the year ended December 31, 2016, primarily represents $221.5 million for payments made to Jiangnan and Hyundai Mipo shipyards, representing final instalments on the deliveries of Navigator Ceto, Navigator Copernico, Navigator Aurora and Navigator Eclipse, $19.6 million of other costs including capitalized interest of $5.1 million associated with newbuildings and $8.4 million for payments of collision repair costs for Navigator Aries, offset by $9.4 million received from insurances payments related to the collision and $1.9 million in receipt of penalties for the delay in shipyard deliveries.

Net cash used in investing activities of $(205.9) million for the year ended December 31, 2015, primarily represents $205.1 million for payment to Jiangnan shipyard representing the final installment for the 2015 newbuildings, an additional payment on the five 2016 and one 2017 newbuildings. A total of $30.4 million for payment to HMD was made representing the second installment for the 2017 handysize newbuildings and initial payment for the 38,000 cbm 2017 newbuilding, as well as $4.5 million being recognized in relation to capitalized interest costs for the newbuildings. This was offset by $34.1 million of proceeds from the sale of Navigator Mariner, insurance claim for the fire on Navigator Capricorn and receipt of penalties for the delay in shipyard deliveries.

Net cash used in investing activities of $(231.9) million for the year ended December 31, 2014, primarily represents $206.4 million for payment to Jiangnan shipyard representing the final instalment for the 2014 newbuildings and an additional payment on the four 2015 newbuildings, and an initial first instalment on the six 2016 newbuildings. An initial $20.4 million for payment to HMD was made representing the first instalment for the 2017 newbuildings, $3.6 million was paid for acquisition costs relating to the A.P. Møller vessels acquired in 2013, and $3.3 million in relation to capitalised interest costs. This was offset by $1.8 million of proceeds from the settling of the insurance claim for the fire on Navigator Capricorn.

Financing Cash Flows. Net cash provided by financing activities was $120.9 million for the year ended December 31, 2016, primarily consisting of $167.7 million drawn from secured term loan facilities to partially finance the delivery instalments of Navigator Ceto, Navigator Copernico, Navigator Aurora and Navigator Eclipse; $30.0 million drawn from the 2013 secured term loan facility to finance instalment payments for the two 22,000 cbm HMD newbuildings; and an amount of $130.0 million drawn under the new 2016 secured term loan and revolving credit facility to partially refinance the 2011 secured term loan facility and the 2012 secured term loan facility at a redemption of principal value of $136.3 million, as well as $67.8 million in quarterly loan repayments and a payment of $2.7 million in financing costs associated primarily with the October 2016 secured term loan and revolving credit facility.

Net cash provided by financing activities was $81.6 million for the year ended December 31, 2015, consisting of $157.7 million from the secured term loan facilities, offset by $70.3 million in loan repayments, $5.8 million in costs associated with financing the cost of debt.

Secured Term Loan Facilities and Revolving Credit Facilities

General. Navigator Gas L.L.C., our wholly-owned subsidiary, and certain of our vessel-owning subsidiaries have entered into a series of secured term loan facilities and revolving credit facilities beginning in April 2011, or the “April 2011 secured term loan facility,” in April 2012, or the “April 2012 secured term loan facility,” in February 2013, or the “February 2013 secured term loan facility,” in January 2015, or the “January 2015 secured term loan facility,” and in December 2015 or the “December 2015 secured revolving credit facility,” In October 2016, we entered into a secured revolving credit facility, or the “October 2016 secured term loan and revolving credit facility.” Collectively, we refer to the debt thereunder as our “secured facilities.” Proceeds of the loans under our secured facilities may be used to finance newbuildings, acquisitions and for general corporate purposes. The full commitment amounts have been drawn under the April 2011 secured term loan facility, the April 2012 secured term loan facility and the February 2013 secured term loan facility. The full commitment amounts have also been drawn under the January 2015 secured term loan facility following the deliveries of Navigator Ceto in January 2016 and Navigator Copernico in April 2016. The December 2015 secured revolving credit facility under which we borrowed $105.4 million of the total facility amount of $290.0 million is on a revolver basis in order to finance two 37,300 cbm newbuildings; Navigator Aurora delivered in August 2016 and Navigator Eclipse delivered in October 2016 and to finance two 37,300 cbm 2017 newbuildings and two 22,000 cbm 2017 newbuildings.

In October 2016, Navigator Gas L.L.C., as borrower, and the Company entered into a secured facility agreement with ABN-AMRO, DVB Bank, Skandinaviska Enskilda Banken and Nordea Bank AB. London pursuant to which such lenders made available to the Borrower an aggregate amount of up to $220.0 million as of the date of the facility agreement, subject to the terms and conditions set forth in the facility agreement, to refinance and extinguish the 2011 secured term loan facility and the 2012 secured term loan facility on November 30, 2016 that were due to mature in April 2017, for general corporate purposes and to provide delivery financing of up to 70% of the fair market value of Navigator Jorf.

The table below summarizes our secured and revolving term loan facilities as of December 31, 2016:

Facility agreement date	Credit Facility amount	Principal Amount outstanding	Available amounts undrawn at December 31, 2016	Interest rate	Loan Maturity date
	(in millions)
February 2013	270.0	152.2	—	US Libor + 350 BPS	Feb-18
January 2015	278.1	243.7	—	US Libor + 270 BPS	Apr-23
December 2015*	290.0	103.0	184.6	US Libor + 210 BPS	Dec-22
October 2016	220.0	130.0	90.0	US Libor + 260 BPS	Nov-23

Total	$1,058.1	$628.9	$274.6

*	On January 10, 2017, we drew down $51.2 million under the December 2015 term loan facility to partially finance the delivery installment of Navigator Nova.
*	On January 20, 2017, we drew down $35.6 million under the December 2015 term loan facility to partially finance the delivery installment of Navigator Luga.

Fees and Interest. We paid arrangement and agency fees at the time of the closing of our secured term loan facilities. Agency fees are due annually. Interest on amounts drawn is payable at a rate of U.S. LIBOR plus a bank margin, for interest periods of one, three or six months or longer if agreed by all lenders.

Term and Facility Limits

April 2011. Secured Term Loan Facility. The April 2011 secured term loan facility had a term of six years with a maximum principal amount of $80.0 million. The April 2011 secured term loan facility was a delayed draw facility with an availability period that ended December 27, 2012. The aggregate fair market value of the collateral vessels had to be no less than 130% of the aggregate outstanding borrowings under the facility. Interest on amounts drawn was payable at a rate of U.S. LIBOR plus 300 basis points per annum. This secured term loan facility was repaid in full on November 30, 2016 using proceeds from our new October 2016 secured term loan and revolving credit facility and from existing cash reserves.

April 2012 Secured Term Loan Facility. The April 2012 secured term loan facility had a term of five years with a maximum principal amount of up to $180.0 million. The April 2012 secured term loan facility was a delayed draw facility with an availability period that ended December 31, 2012. The aggregate fair market value of the collateral vessels had to be no less than 135% of the aggregate outstanding borrowings under the facility. Interest on amounts drawn was payable at a rate of U.S. LIBOR plus 337.5 basis points per annum. This secured term loan facility was repaid in full on November 30, 2016 using proceeds from our new October 2016 secured term loan and revolving credit facility and from existing cash reserves.

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

On June 30, 2014, we entered into a Supplemental Agreement to our February 2013 $270.0 million secured term loan facility, which, among other things, (i) allows us to prepay $120.0 million outstanding under such term loan facility, (ii) revises the terms of the loan facility to include a quasi-revolving facility where funds can be drawn over the course of the facility period in four tranches of $30.0 million each and (iii) provides that such term loan facility be amended and restated to reflect the foregoing. On July 7, 2014, we prepaid $120.0 million outstanding under such term loan facility from excess cash following the IPO in November 2013. We made an aggregate of $120.0 million of drawdowns ($30.0 million on each of November 6, 2014, December 30, 2014, April 30, 2015 and October 24, 2016), to fund instalments for the vessel newbuildings. As of December 31, 2016 the facility was fully drawn.

January 2015 Secured Term Loan Facility. The January 2015 secured term loan facility was entered into to refinance the April 2013 secured term loan facility, as well as to provide financing for an additional five existing newbuildings. The January 2015 secured term loan facility has a term of up to seven years from the loan drawdown date with a maximum principal amount of up to $278.1 million. Following the deliveries of Navigator Ceto and Navigator Copernico in 2016 the facility is fully drawn. The aggregate fair market value of the collateral vessels must be no less than 135% of the aggregate outstanding borrowings under the facility. Interest on amounts drawn is payable at a rate of U.S. LIBOR plus 270 basis points per annum.

December 2015 Secured Revolving Credit Facility. The December 2015 secured revolving credit facility has a term of seven years from the loan arrangement date (and will expire in December 2022) with a maximum principal amount of up to $290.0 million available on a revolving basis. Following the deliveries of Navigator Aurora on August 3, 2016 and Navigator Eclipse on October 8, 2016 there is a combined drawdown of $105.4 million drawn under the facility as of December 31, 2016. The aggregate fair market value of the collateral vessels must be no less than 125% of the aggregate outstanding borrowings under the facility. Interest on amounts drawn is payable at a rate of U.S. LIBOR plus 210 basis points per annum.

October 2016 Secured Term Loan and Revolving Credit Facility. The October 2016 secured term loan and revolving credit facility has a term of seven years from the first utilization date (and will expire in November 2023) with a maximum principal amount of up to $220.0 million of which $130.0 million is available as a secured term loan and $55.0 million is available in a revolving credit facility available on a revolving basis. Under this facility $130.0 million was drawn down on November 30, 2016 which was used to partially refinance the April 2011 secured term loan facility and the 2012 secured term loan facility. The facility holds the following ships as collateral: Navigator Gemini, Navigator Leo, Navigator Leo, Navigator Mars, Navigator Neptune, Navigator Pegasus, Navigator Phoenix, Navigator Taurus and Navigator Venus. The facility also includes a $35.0 million newbuilding term loan to partially finance the delivery of Navigator Jorf, scheduled to be delivered in July 2017 upon which this vessel will be included in the collateral. The aggregate fair market value of the collateral vessels must be no less than 125% of the aggregate outstanding borrowings under the facility. Interest on amounts drawn is payable at a rate of U.S. LIBOR plus 260 basis points per annum.

Prepayments/Repayments. The borrowers may voluntarily prepay indebtedness under our secured term loan facilities at any time, without premium or penalty, in whole or in part upon prior written notice to the facility agent, subject to customary compensation for LIBOR breakage costs. For the February 2013 and the January 2015 secured term loan facilities referred to above, the borrowers may not re-borrow any amount that has been so prepaid. For the December 2015 revolving credit facility and the revolving element of the October 2016 secured term loan and revolving credit facilities, the borrowers may re-borrow and prepay amounts.

The loans will be subject to quarterly amortization repayments beginning three months after the initial borrowing date or delivery dates of the newbuildings or delivered ships, as applicable. Any remaining outstanding principal amount must be repaid on the expiration date of the facilities.

The borrowers are also required to deliver semi-annual compliance certificates, which include valuations of the vessels securing the applicable facility from an independent ship broker. Upon delivery of the valuation, if the market value of the collateral vessels is less than 135% of the outstanding indebtedness under the February 2013 facility and the January 2015 facility or 125% of the outstanding indebtedness under the other facilities, the borrowers must either provide additional collateral or repay any amount in excess of 135% or 125% of the market value of the collateral vessels, as applicable.

Financial Covenants. The secured term loan facilities and revolving credit facilities contain financial covenants requiring the borrowers, among other things, to ensure that:

•	the borrowers have liquidity (including undrawn available lines of credit with a maturity exceeding 12 months) of no less than (i) $25.0 million, or (ii) 5% of Net Debt or total debt, as applicable, whichever is greater;

•	the ratio of EBITDA to Interest Expense (each as defined in the applicable secured term facility and revolving credit facility), on a trailing four quarter basis, is no less than 3.0 to 1.0;

•	the borrower must maintain a minimum ratio of shareholder equity to total assets of 30%; and

•	in the case of the February 2013 facility only, the current assets of the borrower must exceed the current liabilities (excluding current liabilities attributable to the senior unsecured bonds and the current portion of the senior term loan debt maturing in more than six months) at all times.

Restrictive Covenants. The secured term loan facilities provide that the borrowers may not pay dividends to us out of operating revenues generated by the vessels securing the indebtedness if an event of default has occurred or is continuing. The secured term loan facilities and revolving credit facility also limit the borrowers from, among other things, incurring indebtedness or entering into mergers and divestitures. The secured term loan facilities also contain general covenants that will require the borrowers to maintain adequate insurance coverage and to maintain their vessels. In addition, the secured term loan facilities and revolving credit facilities include customary events of default, including those relating to a failure to pay principal or interest, a breach of covenant, representation and warranty, a cross-default to other indebtedness and non-compliance with security documents.

As of December 31, 2015 and 2016, we were in compliance with all covenants under the secured term loan facilities and revolving credit facility, including with respect to the aggregate fair market value of our collateral vessels.

2012 Senior Unsecured Bonds

On December 18, 2012, we issued senior unsecured bonds in an aggregate principal amount of $125.0 million with Norsk Tillitsmann ASA as the bond trustee which were scheduled to mature in December 2017. The proceeds of the 2012 Bonds were used (i) in part to finance the acquisition of the A.P. Møller vessels and (ii) for general corporate purposes. As of December 31, 2016, we were in compliance with all covenants under our senior unsecured bond agreement. In February 2017, pursuant to a call option under the terms of the bond agreement governing the 2012 Bonds, we redeemed all of the $125.0 million in outstanding principal amount of the 2012 Bonds at a price of 102% of par, plus accrued interest. As a result, we no longer have any outstanding 2012 Bonds. The redemption of the 2012 Bonds was funded with the net proceeds from the issuance of the 2017 Bonds (as defined below) and cash on hand.

2017 Senior Unsecured Bonds

General. On February 10, 2017, we issued senior unsecured bonds in an aggregate principal amount of $100.0 million with Norsk Tillitsmann ASA as the bond trustee (the “2017 Bonds”). The net proceeds of the issuance of the 2017 Bonds, together with cash on hand, were used redeem in full all of our outstanding 2012 Bonds (as described above). The 2017 Bonds are governed by Norwegian law and listed on the Nordic ABM which is operated and organized by Oslo Børs ASA.

Interest. Interest on the 2017 Bonds is payable at a fixed rate of 7.75% per annum, calculated on a 360-day year basis. Interest is payable semi-annually on August 10 and February 10 of each year.

Maturity. The 2017 Bonds mature in full on February 10, 2021.

Optional Redemption. We may redeem the 2017 Bonds, in whole or in part, at any time beginning on or after February 11, 2019. Any 2017 Bonds redeemed: from February 11, 2019 up until February 10, 2020, are redeemable at 103.875% of par, from February 11, 2020 to August 10, 2020, are redeemable at 101.9375% of par, and from August 11, 2020 to the maturity date are redeemable at 100% of par, in each cash, plus accrued interest.

Additionally, upon the occurrence of a “Change of Control Event” (as defined in the bond agreement governing the 2017 Bonds (the “bond agreement”)), the holders of 2017 Bonds have an option to require us to repay such holders’ outstanding principal amount of 2017 Bonds at 101% of par, plus accrued interest.

Financial Covenants. The bond agreement contains financial covenants requiring us, among other things, to ensure that:

•	we and our subsidiaries maintain a minimum liquidity of no less than $25.0 million;

•	we and our subsidiaries maintain an Interest Coverage Ratio (as defined in the bond agreement) of not less than 2.25 to 1.0;

•	we and our subsidiaries maintain an Equity Ratio (as defined in the bond agreement) of at least 30%; and

Our compliance with the covenants listed above is measured as of the end of each fiscal quarter.

Restrictive Covenants. The bond agreement provides that we may declare dividends so long as such dividends do not exceed 50% of our cumulative consolidated net profits after taxes since June 30, 2016. The senior unsecured bond agreement also limits us and our subsidiaries from, among other things, entering into mergers and divestitures, engaging in transactions with affiliates or incurring any additional liens which would have a material adverse effect. In addition, the senior unsecured bond agreement includes customary events of default, including those relating to a failure to pay principal or interest, a breach of covenant, false representation and warranty, a cross-default to other indebtedness, the occurrence of a material adverse effect, or our insolvency or dissolution.

C.	Research and Development Patents and Licenses etc.

We do not undertake any significant expenditure on research and development, and have no significant interests in patents or licenses.

D.	Trend Information

The demand for seaborne transportation of LPG, petrochemical gases and ammonia is expected to continue to grow due to evolving energy and petrochemical market dynamics, as seaborne transportation is often the only, or the most cost effective, way to transport liquefied gases between major exporting and importing markets. The arbitrage between oil-based products and LPG is subject to the price of oil, and the dynamic pricing environment for oil will to a certain degree impact the price differential between these liquids and consequently may influence the proportion of freight the trade can accommodate. However, as LPG is a supply driven product, and due to limited storage facilities, companies extracting oil and gas are still expected to produce it as a byproduct and price it accordingly to clear the market.

Petrochemical producers and consumers are increasingly accommodating larger size parcels of propylene, butadiene, ethylene and other petrochemical liquid gases, due to economic advantage compared to transporting smaller quantities. This effect increases with the geographical distance between the producing and consuming regions, and we expect to continue to support deep sea movements of these gases, often parceling up two to three segregated grades on one of our vessels, to maximize economic benefit to our customers.

The expansion of existing LNG facilities and the construction of new LNG production facilities around the world have added to LPG production and trade volumes, following a period of project delays and stalled start-ups due to the global economic downturn. U.S. based shale plays have been developing rapidly over the last few years, increasing LNG production, which consists of among others, propane, butane and ethane molecules. Terminal operators have responded to the surge in LNG supply and have de-bottlenecked existing facilities and constructed new export terminals to facilitate international trade. Several new export locations have therefore been commissioned both on the U.S. East coast and U.S. Gulf coast, and most of these are now fully operational.

Charter rates and vessel values are influenced by the supply and demand for seaborne gas cargo carrying capacity and are consequently volatile. The supply of gas carrier capacity is primarily a function of the size of the existing world fleet, the number of newbuildings being delivered and the scrapping of older vessels. The world fleet of liquefied gas carriers has increased steadily over the past ten years and the size of the order book reached an initial peak in 2007 and 2008 but declined in the second half of 2008 and 2009 as a result of the slowdown in the world economy. The order book for handysize liquefied gas carriers peaked in 2015 with no new orders during 2016. Existing orders are set to be delivered during 2017 and 2018. However, these vessels under construction are split between a number of new entrants, with none of these set to obtain a dominant share of the market from their newbuilding programs. Demolition or scrapping is largely a function of vessel age and the state of the freight market, as all ships have finite lives. There was a marked increase in scrapping activity from 2007 through 2011, which largely coincided with the downturn in the freight market. However, demolition levels declined significantly since 2012.

E.	Off-Balance Sheet Arrangements

We currently do not have any off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations

The contractual obligations schedule set forth below summarizes our contractual obligations as of December 31, 2016.

	2017	2018	2019	2020	2021	Thereafter	Total
	(in thousands)
Vessels under construction	170,820	—	—	—	—	—	170,820
Secured term loan facilities and revolving credit facilities	81,128	188,586	41,823	99,948	31,823	185,564	628,872
9% senior unsecured bond issue	125,000	—	—	—	—	—	125,000
Office operating leases	702	700	1,087	1,087	1,087	104	4,767

Total contractual obligations	$377,650	$189,286	$42,910	$101,035	$32,910	$185,668	$929,459

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

Impairment of Vessels. We review our vessels for impairment when events or circumstances indicate the carrying amount of the vessel may not be recoverable. When such indicators are present, a vessel is tested for recoverability and we recognize an impairment loss if the sum of the expected future cash flows (undiscounted and excluding interest charges that will be recognized as an expense when incurred) expected to be generated by the vessel over its estimated remaining useful life is less than its carrying value. If we determine that a vessel’s undiscounted cash flows are less than its carrying value, we record an impairment loss equal to the amount by which its carrying amount exceeds its fair value. The new lower cost basis would result in a lower annual depreciation than before the impairment.

Considerations in making such an impairment evaluation include comparison of current carrying values to anticipated future operating cash flows, expectations with respect to future operations and other relevant factors. The estimates and assumptions regarding expected cash flows require considerable judgment and are based upon historical experience, financial forecasts and industry trends and conditions.

As of December 31, 2016, the aggregate carrying value of our 33 vessels in operation was $1,480.4 million. We determined the aggregate undiscounted cash flows of those vessels as of December 31, 2016, to be $4,056.0 million. The undiscounted future cash flows used to support vessel values were determined by applying various assumptions regarding future revenues, vessel utilization rates, operating expenses and residual values. These assumptions are based on historical trends as well as future expectations. Specifically, in estimating future charter rates, management took into consideration estimated daily TCE rates for each vessel over the estimated remaining lives of each of the vessels. Management takes into consideration rates currently in effect for existing time charters and the estimated daily TCE rates used for unfixed vessels, which were based on the trailing 10-year historical average one-year time charter rates, an average rate depending on vessel type of between approximately $694,000 and $819,000 per calendar month as at December 31, 2016. Recognizing that rates tend to be cyclical, and subject to some volatility based on factors beyond our control, management believes the use of estimates based on the 10-year historical average rates calculated as of the reporting date to be appropriate. In addition, our vessels operate in a sector that is relatively young and data beyond 10 years is limited, while rates for one and five year periods would not necessarily include the peaks and troughs of a typical shipping cycle. Estimated vessel utilization rates used are also based on the average utilization rates achieved by us on the trailing 10-year historical average. Estimated outflows for operating expenses are based on costs incurred over the past twelve months and are adjusted for assumed inflation. Estimates of a residual value are consistent with scrap rates used in management’s evaluation of scrap value.

Although management believes that the assumptions used to evaluate potential impairment are reasonable and appropriate at the time they were made, such assumptions are highly subjective and likely to change, possibly materially, in the future. A 10% reduction in the estimated vessel TCE rate used in connection with our calculations would result in a $687.9 million decrease in the aggregate undiscounted cash flows of our vessels in operation as of December 31, 2016. A 10% increase in estimated vessel operating expenses used in connection with our calculations would result in $280.6 million decrease in the aggregate undiscounted cash flows of our vessels in operation as of December 31, 2016.

We obtain shipbroker appraisals of our vessels principally for the purposes of bank covenant compliance. These appraisals are generally performed without examination of the vessel and without an attempt to market a vessel, and no consideration is given to whether a group of vessels could be sold for higher valuation than on an individual basis. In addition, with respect to the class of vessels we own, we believe that relative to the worldwide oceangoing vessel fleet, the market for the sale of our vessels is particularly illiquid, due to the relatively limited number of vessels in the global handysize fleet and the specialized nature of these vessels, difficult to observe and, therefore, speculative, given the extremely limited secondary sales data. Given this lack of secondary sales data available for our specific vessels, these appraisals have been used by us as an approximation of our vessels’ market values. However, because these appraisals are primarily prepared for the purpose of valuing collateral and given the lack of comparable market transactions, shipbroker appraisals are predominantly prepared on a depreciated replacement cost, charter-free basis (i.e. vessel only, without the benefit of a revenue stream), which we believe significantly discounts the value of our vessels. As a result, we believe that the ultimate value that could be obtained from the sale of any one of our vessels to a willing third party would likely, and in many cases meaningfully, exceed the vessel’s appraised value on this basis.

The table below indicates the carrying value of each of our owned vessels as of December 31, 2016. Instalments paid, or costs incurred, in relation to the construction of newbuild vessels are not presented in the table below.

December 31, 2016
Operating Vessel	Carrying value
(in millions)
Navigator Aries	$46.3
Navigator Atlas	49.5
Navigator Capricorn	40.2
Navigator Centauri	45.4
Navigator Ceres	45.5
Navigator Ceto	45.4
Navigator Copernico	45.9
Navigator Europa	48.5
Navigator Galaxy	40.7
Navigator Gemini	46.6
Navigator Genesis	40.9
Navigator Global	40.5
Navigator Glory	39.0
Navigator Gusto	41.5
Navigator Grace	38.4
Navigator Leo	47.0
Navigator Libra	47.1
Navigator Magellan	23.7
Navigator Mars	35.3
Navigator Neptune	35.6
Navigator Oberon	48.9
Navigator Pegasus	42.4
Navigator Phoenix	42.6
Navigator Pluto	35.4
Navigator Saturn	35.9
Navigator Scorpio	42.2
Navigator Taurus	47.8
Navigator Triton	50.0
Navigator Umbrio	50.4
Navigator Venus	35.9
Navigator Virgo	42.6
Navigator Aurora	80.9
Navigator Eclipse	82.4

We believe that the future undiscounted cash flows expected to be earned by our vessels over their operating lives exceeded the vessels’ carrying amounts at December 31, 2016. Accordingly, no impairment charge has been recorded at December 31, 2016 following the requirements of our U.S. GAAP impairment accounting policy. The carrying value of each of our vessels was higher than its shipbroker appraised value as at December 31, 2016. We estimate that the aggregate carrying value of these vessels exceeded the aggregate shipbroker appraised values by approximately $233.1 million as of December 31, 2016.

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

We expense estimated costs to repair minor vessel damage that occurs during the year.

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

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

Directors

Set forth below are the names, ages and positions of our directors.

Name	Age	Position
David J. Butters	76	Chairman of the Board of Directors
Dr. Heiko Fischer	49	Director
David Kenwright	69	Director
Spiros Milonas	88	Director
Alexander Oetker	42	Director
Wendy Teramoto	42	Director
Florian Weidinger	35	Director

Our board of directors is elected annually. Each director holds office until his successor shall have been duly elected and qualified, except in the event of his death, resignation, removal or the earlier termination of his term of office. Officers are elected from time to time by vote of our board of directors and hold office until a successor is elected.

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

David Kenwright. David Kenwright has been a member of the Board since March 2007. Mr. Kenwright is a managing director of Achater Offshore Ltd. and chairman of the U.K. Emergency Response and Rescue Vessel Association Ltd., and previously was a managing director of Gulf Offshore N.S. Ltd. for seven years. Mr. Kenwright is a Chartered Engineer and a Fellow of the Institute of Marine Engineering, Science and Technology.

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

Alexander Oetker. Alexander Oetker has been a member of the Board since September 2006. Mr. Oetker is the founder and chief executive officer of A.O. Schifffahrt GmbH & Co., a bulk and container shipping company based in Hamburg, Germany. Before founding A.O. Schifffahrt, Mr. Oetker was employed as chartering manager of Hamburg Sud and was employed by Hutchison Port Holdings in Hong Kong.

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

Name	Age	Position
David J. Butters	76	Chief Executive Officer
Niall Nolan	53	Chief Financial Officer
Oeyvind Lindeman	38	Chief Commercial Officer
Paul Flaherty	52	Director of Fleet & Technical Operations
Tommy Hjalmas	49	Director of Newbuildings and Special Projects
Demetris Makaritis	33	Director of Commercial Operations

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

Demetris Makaritis. Demetris Makaritis was appointed Director of Commercial Operations in April 2016 having been an Operations & Vetting Manager as well as a Technical Superintendent for the Company since joining in 2010. Prior to joining the Company, Demetris worked as an operations supervisor for Zodiac Maritime Ltd. and as a naval architect for SeaTec (V.Ships Group) in Glasgow, Scotland. Demetris holds a BEng (Hons) in Naval Architecture from Newcastle upon Tyne University, an MSc in Shipping, Trade & Finance from Cass Business School, London and is a Chartered Engineer.

B.	Compensation

Compensation of Management

Our officers receive compensation for the services they provide to us. Five of our six officers (Messrs. Nolan, Lindeman, Flaherty, Hjalmas and Makaritis) are remunerated in pounds sterling, while Mr. Butters is remunerated in U.S. dollars. For purposes of this annual report, all forms of compensation paid to our officers have been converted to U.S. dollars. For the year ended December 31, 2016, the aggregate cash compensation paid to all officers as a group was approximately $3,337,694. The cash compensation for each officer is comprised of base salary and bonus. Our officers are eligible to receive a discretionary annual cash bonus based on certain performance criteria determined by the compensation committee of our Board, or the “Compensation Committee,” and approved by our Board. Regardless of performance, the annual cash bonuses are paid at the sole discretion of the Compensation Committee, subject to approval by our Board.

For the year ended December 31, 2016, we granted a total of 39,374 shares of restricted stock to officers of the company under the Navigator Holdings Ltd. 2013 Long-Term Incentive Plan, or the “LTIP” (as described in further detail below under “—2013 Long-Term Incentive Plan”), which such awards vest and become free of restrictions on the third anniversary of the grant date.

Messrs. Nolan, Lindeman, Flaherty, Hjalmas and Makaritis are eligible to participate in certain welfare benefit programs we offer, including life insurance, permanent health insurance, and private medical insurance. For the year ended December 31, 2016, the aggregate cost of the benefits described in the preceding sentence provided to each of Messrs. Nolan, Lindeman, Flaherty and Hjalmas was approximately $21,775. While Mr. Butters is not eligible to participate in the same welfare benefit programs as our other officers, he is entitled to reimbursement by us for the Medicare portion of the FICA tax withheld from his compensation. For the year ended December 31, 2016, we paid Mr. Butters an amount of $14,830 as Medicare reimbursement. Messrs. Nolan, Lindeman, Flaherty, Hjalmas and Makaritis are also eligible to participate in a personal pension plan, described below under “—Benefit Plans and Programs.”

Compensation of Directors

Officers who also serve as members of our Board do not receive additional compensation for their services as directors. Each non-employee director who serves as a member of our Board receives an annual fee of $120,000, of which $60,000 is paid in cash and $60,000 in shares of restricted stock granted under the LTIP which vest on the first anniversary of the grant date. In addition, the Audit Committee chairman and Compensation Committee chairman each receive an additional amount of $5,000 per annum while members of each committee receive a meeting fee of $1,500 for each committee meeting.

For the year ended December 31, 2016, we also granted a total of 22,782 shares of restricted stock pursuant to awards under the LTIP to non-employee directors of the company, which such awards vest and become free of restrictions on the first anniversary of the grant date.

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

As described above under “—Compensation of Management” and “—Compensation of Directors,” during the year ended December 31, 2016, we granted a total of (i) 39,374 shares of restricted stock under the LTIP to our officers and (ii) 22,782 shares of restricted stock under the LTIP to our non-employee directors. The restricted stock awards granted to our officers vest and become free of restrictions on the third anniversary of the date of grant while the restricted stock awards granted to our non-employee directors vest and become free of restrictions on the first anniversary of the date of grant.

Benefit Plans and Programs

We sponsor a money purchase defined contribution plan, which we refer to as a personal pension plan, for all employees located in the U.K., including Messrs. Nolan, Lindeman, Flaherty, Hjalmas and Makaritis. Each employee is eligible to contribute up to 100% of his annual salary to their personal pension plan and we will match any such contribution up to 10% of the employee’s annual salary. For the year ended December 31, 2016, we paid an aggregate of approximately $61,183 in matching contributions to the personal pension plan for Messrs. Nolan, Lindeman, Flaherty, Hjalmas and Makaritis.

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

We had 46 employees as of December 31, 2016 compared to 37 employees as of December 31, 2015 and 29 at December 31, 2014. We consider our employee relations to be good. Our crewing and technical managers provide crews for our vessels under separate crew management agreements.

E.	Share Ownership

See “Item 7—Major Shareholders and Related Party Transactions—Major Shareholders.”

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our common stock as of March 1, 2017:

•	each person known by us to be a beneficial owner of more than 5.0% of our common stock;

•	each of our directors;

•	each of our named executive officers; and

•	all directors and executive officers as a group.

The data set forth below is based on information filed with the SEC and information provided to us prior to March 1, 2017. Except as otherwise indicated, the person or entities listed below have sole voting and investment power with respect to all of our shares of common stock beneficially owned by them, subject to community property laws where applicable.

	Common Stock Beneficially Owned
Name of Beneficial Owner	Shares(1)	Percent
WLR Group(2)	21,863,874	39.4%
David J. Butters(3)	1,994,915	3.6%
Spiros Milonas(4)	1,563,921	2.8%
Alexander Oetker	6,606	*
David Kenwright	25,064	*
Florian Weidinger	21,564	*
Dr. Heiko Fischer(5)	43,664	*
Wendy Teramoto(6)	11,606	*
Niall Nolan	110,409	*
Oeyvind Lindeman	2,573	*
Paul Flaherty	5,563	*
Tommy Hjalmas	9,846	*
Demetris Makaritis	1,175	*
All executive officers and directors as a group (11 persons)	3,796,906	6.8%

*	Less than 1%.
(1)	Unless otherwise indicated, all shares of common stock are owned directly by the named holder and such holder has sole power to vote and dispose of such shares. Unless otherwise noted, the address for each beneficial owner named above is: 399 Park Avenue, 38th Floor, New York, New York 10022.
(2)	Represents 13,058,516 shares of common stock held directly by WLR Recovery Fund IV DSS AIV, L.P., 4,422,528 shares of common stock held directly by WLR Recovery Fund V DSS AIV, L.P., 4,288,484 shares of common stock held directly by WLR Select Co-Investment, L.P., 52,727 shares of common stock held directly by WLR IV Parallel ESC, L.P. and 41,619 shares of common stock held directly by WLR V Parallel ESC, L.P. (collectively, the “WLR Investors”). Invesco Private Capital, Inc. is the managing member of Invesco WLR IV Associates LLC, which in turn is the general partner of WLR IV Parallel ESC, L.P. Invesco Private Capital, Inc. is also the managing member of Invesco WLR V Associates LLC, which in turn is the general partner of WLR V Parallel ESC, L.P. WLR Select Associates DSS GP, Ltd. is the general partner of WLR Select Associates DSS, L.P., which in turn is the general partner of WLR Select Co-Investment, L.P. WLR Recovery Associates IV DSS AIV GP, Ltd. is the general partner of WLR Recovery Associates IV DSS AIV, L.P., which in turn is the general partner of WLR Recovery Fund IV DSS AIV, L.P. WLR Recovery Associates V DSS AIV GP, Ltd. is the general partner of WLR Recovery Associates V DSS AIV, L.P., which in turn is the general partner of WLR Recovery Fund V DSS AIV, L.P. The address of each of the entities and persons identified in this note is c/o WL Ross & Co. LLC, 1166 Avenue of the Americas, New York, NY 10036.
(3)	Includes 150,000 shares of common stock that are owned by the spouse of Mr. Butters, for which he disclaims beneficial ownership.

(4)	Includes 120,000 shares of common stock held in joint tenancy with right of survivorship with Antonia K Milonas.
(5)	Represents shares of common stock held directly by Dr. Fischer. Dr. Fischer is a Board designee of WLR. Dr. Fischer disclaims beneficial ownership over the shares held or controlled by the WLR Group.
(6)	Represents shares of common stock held directly by Ms. Teramoto. Ms. Teramoto is a Managing Director of WL Ross & Co. LLC. Ms. Teramoto disclaims beneficial ownership over the shares held or controlled by the WLR Group.

B.	Related Party Transactions

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

B.	Significant Changes

Not applicable.

Item 9.	The Offer and Listing

A.	Offer and Listing Details

The high and low market prices for our shares of common stock on the NYSE, for the years, quarters and months indicated, are as follows:

For the Year Ended	High	Low
December 31, 2016	$17.67	$6.47
December 31, 2015	$22.31	$11.62

Quarter Ended	High	Low
December 31, 2016	$10.55	$6.65
September 30, 2016	$11.60	$6.47
June 30, 2016	$16.85	$10.31
March 31, 2016	$17.67	$10.24
December 31, 2015	$16.07	$11.62
September 30, 2015	$19.72	$12.98
June 30, 2015	$22.31	$18.20
March 31, 2015	$21.20	$15.95

Most recent six months	High	Low
February 2017	$11.83	$10.50
January 2017	$11.95	$9.20
December 2016	$10.55	$8.20
November 2016	$8.95	$6.65
October 2016	$7.95	$6.80
September 2016	$7.79	$6.47

B.	Plan of distribution

Not applicable.

C.	Markets

Our common stock started trading on the New York Stock Exchange under the symbol “NVGS” on November 21, 2013.

Item 10.	Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

The following is a summary of each material contract, other than material contracts entered into in the ordinary course of business, to which we or any of our subsidiaries is a party, for the two years immediately preceding the date of this annual report, each of which is included in the list of exhibits in Item 19:

(1)	Joint Venture Agreement, dated August 4, 2010, among PT Persona Sentra Utama, PT Mahameru Kencana Abadi, Navigator Gas Invest Limited and PT Navigator Khatulistiwa. On August 4, 2010, PT Persona Sentra Utama, PT Mahameru Kencana Abadi, Navigator Gas Invest Limited and PT Navigator Khatulistiwa, an Indonesian limited liability company, or “PTNK,” entered into a Joint Venture Agreement, or the “JV Agreement.” Our operations in Indonesia are subject, among other things, to the Indonesian Shipping Act. That law generally provides that in order for certain vessels involved in Indonesian cabotage to obtain the requested licenses, the owners must either be wholly Indonesian owned or have a majority Indonesian shareholding. Navigator Pluto and Navigator Aries, which are chartered to Pertamina, the Indonesian state-owned producer of hydrocarbons, are owned by PTNK. PTNK is a joint venture of which 49% of the voting and dividend rights are owned by a subsidiary though ultimately controlled at the shareholder level by a subsidiary of Navigator Holdings, and 51% of such rights are owned by Indonesian limited liability companies. The JV Agreement for PTNK provides that certain actions relating to the joint venture or the vessels require the prior written approval of Navigator Holdings’ subsidiary, which may be withheld only on reasonable grounds and in good faith. Pursuant to the JV Agreement, PTNK is managed by its board of directors under the supervision, in accordance with Indonesian law, of the board of commissioners. The board of directors is comprised of one director nominee from the Indonesian limited liability companies which collectively own 51% of the share capital of PTNK. The board of commissioners is comprised of one nominee from the Indonesian entities and one nominee from Navigator Gas Invest Limited, a subsidiary of Navigator Holdings.

(2)	$80.0 million Secured term loan facility by and among Navigator Gas L.L.C., Navigator Leo L.L.C., Navigator Libra L.L.C., Nordea Bank Finland Plc, acting through its New York branch, and Skandinaviska Enskilda Banken AB (Publ), as the Lead Arrangers, Bookrunner, Facility Agent and Security Trustee, dated as of April 1, 2011. See Item 5 “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Secured Term Loan Facilities and Revolving Credit Facilities and Facility Limits—April 2011 Secured Term Loan Facility.”

(3)	$180,000,000 Secured term loan facility by and among Navigator Gas L.L.C., Navigator Pegasus, L.L.C., Navigator Phoenix L.L.C., Nordea Bank Finland Plc, Skandinaviska Enskilda Banken AB and DVB Bank Se Nordic Branch, dated as of April 18, 2012. See Item 5 “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Secured Term Loan Facilities and Revolving Credit Facilities and Facility Limits—April 2012 Secured Term Loan Facility.”

(4)	$270,000,000 Secured term loan facility by and among Navigator Gas L.L.C., Navigator Holdings Ltd., Nordea Bank Finland Plc, Skandinaviska Enskilda Banken AB, DVB Bank Se Nordic Branch, ABN Amro Bank N.V. and HSH Nordbank AG, as mandated lead arrangers, dated as of February 12, 2013. See Item 5 “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Secured Term Loan Facilities—Term and Facility Limits—February 2013 Secured Term Loan Facility.”

(5)	Supplemental Deed, dated February 13, 2014, among PT Navigator Khatulistiwa, PT Persona Sentra Utama, PT Mahameru Kencana Abadi, Navigator Gas Invest Limited, Falcon Funding Ptd. Ltd. and Navigator Gas L.L.C. On February 13, 2014, PTNK, PT Persona Sentra Utama, PT Mahameru Kencana Abadi, Navigator Gas Invest Limited, Falcon Funding Pte. Ltd and Navigator Gas L.L.C. entered into a Supplemental Deed under which the JV Agreement was amended to include Navigator Global, which is currently chartered to Pertamina, along with Navigator Pluto and Navigator Aries.

(6)	$120.0 million Supplemental Agreement, dated June 30, 2014, between Navigator Holdings Ltd. and Nordea. This is a Supplemental Agreement to our February 2013 $270.0 million secured term loan facility, which, among other things, (i) allows the us to prepay $120.0 million outstanding under such term loan facility, (ii) revises the terms of the such term loan facility to include a quasi-revolving facility where funds can be drawn over the course of the facility period in four tranches of $30.0 million each and (iii) provides that such term loan facility be amended and restated to reflect the foregoing. See Item 5 “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Secured Term Loan Facilities—Term and Facility Limits—February 2013 Secured Term Loan Facility.”

(7)	$278.1 million Facility Agreement, by and among Navigator Atlas L.L.C, Navigator Europa L.L.C., Navigator Oberon L.L.C., Navigator Triton L.L.C., Navigator Umbrio L.L.C., Navigator Centauri L.L.C., Navigator Ceres L.L.C., Navigator Ceto L.L.C. and Navigator Copernico L.L.C, Navigator Holdings Ltd. and Navigator Gas L.L.C., Credit Agricole Corporate and Investment Bank, HSH Nordbank Ag and NIBC Bank N.V. as the arrangers and Credit Agricole as agent, and a group of financial institutions as lenders, dated as of January 27, 2015. See Item 5 “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Secured Term Loan Facilities and Revolving Credit Facilities and Facility Limits—January 2015 Secured Term Loan Facility.”

(8)	$290.0 million Facility Agreement, by and among Navigator Gas L.L.C., Nordea Bank AB, ABN Amro Bank N.V., Danmarks Skibskredit A/S, National Australia Bank Limited, ING Bank N.V. and Credit Agricole Corporate and Investment Bank as the arrangers and Nordea Bank AB and ABN Amro Bank N.V as agent and a group of financial institutions as lenders, dated as of December 21, 2015. See Item 5 “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Secured Term Loan Facilities and Revolving Credit Facilities and Facility Limits—December 2015 Secured Term Loan Facility.”

(9)	Bond Agreement between Navigator Holdings Ltd. and Norsk Tillitsmann ASA on behalf of the Bondholders in the bond issue of 9% Navigator Holdings Ltd. Senior Unsecured Callable Bonds dated December 14, 2012. See Item 5 “Operating and Financial Review and Prospects—Liquidity and Capital Resources—2012 Senior Unsecured Bonds.”

(10)	Bond Agreement between Navigator Holdings Ltd. and Norsk Tillitsmann ASA on behalf of the Bondholders in the bond issue of 7.75% Navigator Holdings Ltd. Senior Unsecured Callable Bonds dated February 10, 2017. See Item 5 “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Secured Term Loan Facilities and Revolving Credit Facilities and Facility Limits—2017 Senior Unsecured Bonds.”

(11)	$220.0 Secured Facility Agreement, dated October 28, 2016, by and among Navigator Gas L.L.C. as borrower, Navigator Holdings Ltd., as guarantor, and the lenders named therein. See Item 5 “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Secured Term Loan Facilities and Revolving Credit Facilities and Facility Limits—October 2016 Secured Term Loan Facility.”

D.	Exchange Controls

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

Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on IRS Form W-8BEN, W-8BEN-E, W-8ECI, W-8EXP or W-8IMY, as applicable.

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

Interest Rate Risk

Historically, we have been subject to limited market risks relating to changes in interest rates because we did not have significant amounts of floating rate debt outstanding. Navigator Gas L.L.C., our wholly-owned subsidiary, and certain of our vessel-owning subsidiaries are parties to secured term loan and revolving credit facilities that bear interest at an interest rate of US LIBOR plus 210 to 350 basis points. A variation in LIBOR of 100 basis points would result in a variation of $6.3 million in annual interest paid on our indebtedness outstanding as of December 31, 2016, under the secured term loan and revolving credit facilities.

We invest our surplus funds with reputable financial institutions, with original maturities of no more than six months, in order to provide the Company with flexibility to meet all requirements for working capital and for capital investments.

We do not currently use interest rate swaps to manage the impact of interest rate changes on earnings and cash flows, but we may elect to do so in the future.

Foreign Currency Exchange Rate Risk

Our primary economic environment is the international shipping market. This market utilizes the U.S. Dollar as its functional currency. Consequently, virtually all of our revenues are in U.S. Dollars. Our expenses, however, are in the currency invoiced by each supplier, and we remit funds in the various currencies invoiced. We incur some vessel operating expenses and general and administrative costs in foreign currencies. During the fiscal years ended December 31, 2015 and 2016, approximately $15.8 million, or 17.3%, and $18.3 million, or 17.3%, respectively, of vessel operating costs and general and administrative costs were denominated in non-U.S. Dollar currency, principally the British Pound Sterling and the Euro. A hypothetical 10% decrease in the value of the U.S. Dollar relative to the values of the British Pound Sterling and the Euro realized during the year ended December 31, 2015, would have increased our vessel operating costs during the fiscal year ended December 31, 2016, by approximately $0.9 million, and our general and administrative costs by $0.9 million. We have not entered into any hedging transactions to mitigate our exposure to foreign currency exchange rate risk.

Inflation

Certain of our operating expenses, including crewing, insurance and drydocking costs, are subject to fluctuations as a result of market forces. Increases in bunker costs could have a material effect on our future operations if the number and duration of our voyage charters or Contracts of Affreightments (“COA’s”) increases. In the case of the 33 vessels owned as of December 31, 2016, 17 were on time charter and as such it is the charterers who pay for the fuel on those vessels. If our vessels are employed under voyage charters or COA’s, freight rates are generally sensitive to the price of fuel. However, a sharp rise in bunker prices may have a temporary negative effect on our results since freight rates generally adjust only after prices settle at a higher level.

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

On November 20, 2013, the Form F-1 relating to our initial public offering, or the “Registration Statement,” was declared effective. On November 26, 2013, we closed our initial public offering. Jefferies LLC and Morgan Stanley & Co. LLC acted as joint book-running managers for our initial public offering. In connection with our initial public offering, we issued and sold 9,030,000 shares of common stock to the public at a price of $19.00 per share, raising gross proceeds of $171.6 million. Net proceeds from our initial public offering were $156.4 million, after deducting underwriting discounts and commissions of $12.0 million and offering expenses of $3.2 million. We used the net proceeds from the initial public offering to fund the equity portion due under our purchase obligations for our 2015 and 2016 newbuildings and for general corporate purposes.

Item 15.	Controls and Procedures

Disclosure Controls and Procedures

Our Principal Executive Officer and our Principal Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) as of December 31, 2016, have concluded that, as of such date, our disclosure controls and procedures were effective.

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

Management has performed an assessment of the effectiveness of the Company’s internal controls over financial reporting as of December 31, 2016 based on the provisions of Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based upon that evaluation, our management, with the participation of our principal executive officer and principal financial officer, concluded that our internal controls over financial reporting are effective as of December 31, 2016.

The Company’s internal control over financial reporting, at December 31, 2016, has been audited by KPMG LLP, an independent registered public accounting firm, who also audited the Company’s consolidated financial statements for that year. Their audit report on the effectiveness of internal control over financial reporting is presented in Item 18- Financial Statements.

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

Item 16C.	Principal Accountant Fees and Services

Our principal accountant for 2015 and 2016 was KPMG LLP.

Fees Incurred by the Company for KPMG LLP’s Services

In 2015 and 2016, the fees rendered by the auditors were as follows:

	2015 (in thousands)	2016 (in thousands)
Audit Fees	$458	$332
Audit-Related Fees	—	—
Tax Fees	55	40
All Other Fees	—	—

	$513	$372

Audit Fees

Audit fees incurred include $332,139 in 2016 and $458,548 in 2015 relating to aggregate fees billed for professional services rendered by the principal accountant for the audit of the Company’s annual financial statements and quarterly reviews.

Audit-Related Fees

There were no audit related fees incurred in 2015 and 2016.

Tax Fees

Tax fees incurred include $40,219 in 2016 and $54,811 in 2015 relating to general compliance services provided by the principal accountant in connection with our tax.

All Other Fees

There were no fees incurred by the company for KPMG LLP services relating to other fees in 2016 and 2015.

The audit committee has the authority to pre-approve permissible audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees. Engagements for proposed services either may be separately pre-approved by the audit committee or entered into pursuant to detailed pre-approval policies and procedures established by the audit committee, as long as the audit committee is informed on a timely basis of any engagement entered into on that basis. The audit committee separately pre-approved all engagements and fees paid to our principal accountant for all periods in 2016.

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

The following financial statements listed below and set forth on pages F-4 through F-28, together with the related report of KPMG LLP, Independent Registered Public Accounting Firm thereon, are filed as part of this annual report:

Item 19.	Exhibits

The following exhibits are filed as part of this annual report:

Exhibit Number	Description

1.1	Amended and Restated Articles of Incorporation of Navigator Holdings Ltd. (incorporated by reference to Exhibit 3.1 to the registrant’s Registration Statement on Form F-1 (File No. 333-191784), filed on November 6, 2013).

1.2	Second Amended and Restated Bylaws of Navigator Holdings Ltd. (incorporated by reference to Exhibit 3.2 to the registrant’s Registration Statement on Form F-1 (File No. 333-191784), filed on November 4, 2013).

2.1	Investment Agreement, dated November 10, 2011, among Navigator Holdings Ltd., WL Ross & Co. LLC and certain of its affiliates named therein (incorporated by reference to Exhibit 4.1 to the registrant’s Registration Statement on Form F-1 (File No. 333-191784), filed on November 4, 2013).

2.2	Investment Agreement, dated February 15, 2013, among Navigator Holdings Ltd., WL Ross & Co. LLC and certain of its affiliates and unrelated third-party investors named therein (incorporated by reference to Exhibit 4.2 to the registrant’s Registration Statement on Form F-1 (File No. 333-191784), filed on November 4, 2013).

2.3	Investor Rights Agreement, dated November 5, 2013, among Navigator Holdings Ltd., WL Ross & Co. LLC and certain of its affiliates named therein (incorporated by reference to Exhibit 4.3 to the registrant’s Registration Statement on Form F-1 (File No. 333-191784), filed on November 6, 2013).

2.5	Form of Common Stock Certificate (incorporated by reference to Exhibit 4.5 to the registrant’s Registration Statement on Form F-1 (File No. 333-191784), filed on November 15, 2013).

4.1	Navigator Holdings Ltd. 2013 Long-Term Incentive Plan, effective as of October 22, 2013 (incorporated by reference to Exhibit 10.1 to the registrant’s Registration Statement on Form F-1 (File No. 333-191784), filed on November 6, 2013).

4.2	Navigator Holdings Ltd. 2008 Restricted Stock Plan, effective as of September 16, 2008 (incorporated by reference to Exhibit 10.3 to the registrant’s Registration Statement on Form F-1 (File No. 333-191784), filed on October 17, 2013).

Exhibit Number	Description

4.3	$80.0 million Secured term loan facility by and among Navigator Gas L.L.C., Navigator Leo L.L.C., Navigator Libra L.L.C., Nordea Bank Finland Plc, acting through its New York branch, and Skandinaviska Enskilda Banken AB (Publ), as the Lead Arrangers, Bookrunner, Facility Agent and Security Trustee, dated as of April 1, 2011 (incorporated by reference to Exhibit 10.3 to the registrant’s Registration Statement on Form F-1 (File No. 333-191784), filed on October 17, 2013).

4.4	$180.0 million Secured term loan facility by and among Navigator Gas L.L.C., Navigator Pegasus, L.L.C., Navigator Phoenix L.L.C., Nordea Bank Finland Plc, Skandinaviska Enskilda Banken AB and DVB Bank Se Nordic Branch, dated as of April 18, 2012 (incorporated by reference to Exhibit 10.4 to the registrant’s Registration Statement on Form F-1 (File No. 333-191784), filed on October 17, 2013).

4.5	$270.0 million Secured term loan facility by and among Navigator Gas L.L.C., Navigator Holdings Ltd., Nordea Bank Finland Plc, Skandinaviska Enskilda Banken AB, DVB Bank Se Nordic Branch, ABN Amro Bank N.V. and HSH Nordbank AG, as mandated lead arrangers, dated as of February 12, 2013 (incorporated by reference to Exhibit 10.5 to the registrant’s Registration Statement on Form F-1 (File No. 333-191784), filed on October 17, 2013).

4.6	$278.1 million Secured Facility Agreement, dated January 27, 2015, by and among Navigator Atlas L.L.C., Navigator Europa L.L.C., Navigator Oberon L.L.C., Navigator Triton L.L.C., Navigator Umbrio L.L.C., Navigator Centauri L.L.C., Navigator Ceres L.L.C., Navigator Ceto L.L.C. and Navigator Copernico L.L.C., as borrowers, Navigator Holdings Ltd., Navigator Gas L.L.C and Credit Agricole Corporate and Investment Bank, HSH Nordbank AG and NIBC Bank N.V., as arrangers and Credit Agricole Corporate and Investment Bank, as agent, and the lenders party thereto (incorporated by reference to Exhibit 10.1 to the registrant’s Report on Form 6-K (File No. 001-36202), filed on February 4, 2015).

4.7	$290.0 million Secured Facility Agreement, dated December 21, 2015, by and among Navigator Gas L.L.C., as borrower, Nordea Bank AB, ABN Amro Bank N.V., Danmarks Skibskredit A/S, National Australia Bank Limited, ING Bank N.V. and Credit Agricole Corporate and Investment Bank as arrangers and Nordea Bank AB and ABN Amro Bank N.V as agent, and the lenders party thereto (incorporated by reference to Exhibit 10.1 to the registrant’s Report on Form 6-K (File No. 001-36202), filed on December 23, 2015).

4.8	$220.0 Secured Facility Agreement, dated October 28, 2016, by and among Navigator Gas L.L.C. as borrower, Navigator Holdings Ltd., as guarantor, and the lenders named therein (incorporated by reference to Exhibit 10.1 to the registrant’s Report on Form 6-K (File No. 001-36202), filed on October 31, 2016).

4.9	Joint Venture Agreement, dated August 4, 2010, among PT Persona Sentra Utama, PT Mahameru Kencana Abadi, Navigator Gas Invest Limited and PT Navigator Khatulistiwa (incorporated by reference to Exhibit 10.8 to the registrant’s Registration Statement on Form F-1 (File No. 333-191784), filed on November 4, 2013).

4.10	Supplemental Deed, dated February 13, 2014, among PT Navigator Khatulistiwa, PT Persona Sentra Utama, PT Mahameru Kencana Abadi, Navigator Gas Invest Limited, Falcon Funding Ptd. Ltd. and Navigator Gas L.L.C. (incorporated by reference to Exhibit 4.9 to the registrant’s Annual Report on Form 20-F (File No. 001-36202), filed on March 17, 2014).

Exhibit Number	Description

4.11	Supplemental Agreement, dated June 30, 2014, relating to the $270.0 Secured term loan facility by and among Navigator Gas L.L.C., Navigator Holdings Ltd., Nordea Bank Finland Plc, Skandinaviska Enskilda Banken AB, DVB Bank Se Nordic Branch, ABN Amro Bank N.V. and HSH Nordbank AG, as mandated lead arrangers, dated as of February 12, 2013 (incorporated by reference to Exhibit 10.1 to the registrant’s Report on Form 6-K (File No. 001-36202), filed on July 9, 2014).

4.12	Bond Agreement between Navigator Holdings Ltd. and Norsk Tillitsmann ASA on behalf of the Bondholders in the bond issue of 9% Navigator Holdings Ltd. Senior Unsecured Callable Bonds dated December 14, 2012 (incorporated by reference to Exhibit 10.7 to the registrant’s Registration Statement on Form F-1 (File No. 333-191784), filed on November 6, 2013).

4.13*	Bond Agreement between Navigator Holdings Ltd. and Norsk Tillitsmann ASA on behalf of the Bondholders in the bond issue of 7.75% Navigator Holdings Ltd. Senior Unsecured Callable Bonds dated February 10, 2017.

8.1*	List of Subsidiaries of Navigator Holdings Ltd.

12.1*	Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer.

12.2*	Rule 13a-14(a)/15d-14(a) Certification of Principal Financial Officer.

13.1*	Certification under Section 906 of the Sarbanes-Oxley Act of 2002 of the Principal Executive Officer.

13.2*	Certification under Section 906 of the Sarbanes-Oxley Act of 2002 of the Principal Financial Officer.

15.1*	Consent of Independent Registered Public Accounting Firm, KPMG LLP

101. INS*	XBRL Instance Document

101. SCH*	XBRL Taxonomy Extension Schema

101. CAL*	XBRL Taxonomy Extension Schema Calculation Linkbase

101. DEF*	XBRL Taxonomy Extension Schema Definition Linkbase

101. LAB*	XBRL Taxonomy Extension Schema Label Linkbase

101. PRE*	XBRL Taxonomy Extension Schema Presentation Linkbase

*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

NAVIGATOR HOLDINGS LTD.

Date: March 1, 2017	By:	/s/ Niall Nolan
	Name:	Niall Nolan
	Title:	Chief Financial Officer (Principal Financial Officer)

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Navigator Holdings Ltd.:

We have audited the accompanying consolidated balance sheets of Navigator Holdings Ltd. (the Company) and subsidiaries as of December 31, 2016 and 2015, and the related consolidated statements of income, comprehensive income, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2016. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Navigator Holdings Ltd. and subsidiaries as of December 31, 2016 and 2015, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2016, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Navigator Holdings Ltd.’s internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 1, 2017 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

KPMG LLP

London, United Kingdom

March 1, 2017

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Navigator Holdings Ltd:

We have audited Navigator Holdings Ltd’s (the Company) internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Navigator Holdings Ltd’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, Navigator Holdings Ltd. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Navigator Holdings Ltd. and subsidiaries as of December 31, 2016 and 2015, and the related consolidated statements of income, comprehensive income, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2016, and our report dated March 1, 2017 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

London, United Kingdom

March 1, 2017

Navigator Holdings Ltd.

Consolidated Balance Sheets

	December 31, 2015	December 31, 2016
	(in thousands, except per share data)
Assets
Current assets
Cash and cash equivalents	$87,779	$57,272
Accounts receivable, net	9,050	7,059
Accrued income	5,647	13,134
Prepaid expenses and other current assets	8,754	8,541
Inventories	3,480	6,937
Insurance recoverable	10,289	855

Total current assets	124,999	93,798
Non-current assets
Vessels in operation, net	1,264,451	1,480,359
Vessels under construction	170,776	150,492
Property, plant and equipment, net	279	194

Total non-current assets	1,435,506	1,631,045

Total assets	$1,560,505	$1,724,843

Liabilities and stockholders’ equity
Current liabilities
Current portion of long-term debt, net of deferred financing costs	$59,024	$78,464
Senior unsecured bond	—	25,000
Accounts payable	11,471	6,388
Accrued expenses and other liabilities	9,065	11,377
Accrued interest	3,117	2,932
Deferred income	6,606	3,522

Total current liabilities	89,283	127,683

Non-current Liabilities
Secured term loan facilities, net of current portion and deferred financing costs	436,131	540,680
Senior unsecured bond	125,000	100,000

Total non-current liabilities	561,131	640,680

Total Liabilities	650,414	768,363
Commitments and contingencies (see note 12)
Stockholders’ equity
Common stock—$.01 par value per share; 400,000,000 shares authorized; 55,436,087 shares issued and outstanding, (2015: 55,363,467)	554	554
Additional paid-in capital	586,451	588,024
Accumulated other comprehensive loss	(465)	(287)
Retained earnings	323,551	368,189

Total stockholders’ equity	910,091	956,480

Total liabilities and stockholders’ equity	$1,560,505	$1,724,843

See accompanying notes to consolidated financial statements.

Navigator Holdings Ltd.

Consolidated Statements of Income

	Year ended December 31, 2014	Year ended December 31, 2015	Year ended December 31, 2016
	(in thousands, except per share data)
Revenues
Operating revenue	$304,875	$315,223	$294,112

	304,875	315,223	294,112
Expenses
Brokerage commissions	6,697	6,995	5,812
Voyage expenses	45,003	33,687	42,201
Charter-in costs	9,111	—	—
Vessel operating expenses	70,198	78,842	90,854
Depreciation and amortization	45,809	53,453	62,280
General and administrative costs	10,335	11,011	12,528
Other corporate expenses	2,260	2,553	1,976
Profit from sale of vessel	—	(550)	—
Vessel write down following collision	—	10,500	—
Insurance recoverable from vessel repairs	—	(9,892)	504

Total operating expenses	189,413	186,599	216,155

Operating income	115,462	128,624	77,957
Other income/(expense)
Interest expense	(27,051)	(28,085)	(32,321)
Write off deferred finance costs	—	(1,797)	(102)
Interest income	230	152	281

Income before income taxes	88,641	98,894	45,815

Income taxes	(904)	(800)	(1,177)

Net income	$87,737	98,094	44,638

Earnings per share:
Basic:	$1.59	$1.77	$0.81
Diluted:	$1.58	$1.76	$0.80

Weighted average number of shares outstanding:
Basic:	55,336,402	55,360,004	55,418,626
Diluted:	55,483,478	55,706,104	55,794,481

Dividends per share:
Basic and diluted:	$—	$—	$—

See accompanying notes to consolidated financial statements.

Navigator Holdings Ltd.

Consolidated Statements of Comprehensive Income

	Year ended December 31, 2014 (in thousands)	Year ended December 31, 2015 (in thousands)	Year ended December 31, 2016 (in thousands)
Net income	$87,737	$98,094	$44,638
Other comprehensive income / (loss):
Foreign currency translation (loss) / gain	(166)	(211)	178

Total comprehensive income	$87,571	$97,883	$44,816

See accompanying notes to consolidated financial statements.

Navigator Holdings Ltd.

Consolidated Statements of Stockholders’ Equity

(in thousands, except per share data)

	Common stock
	Number of shares (Note 11)	Amount 0.01 par value (Note 11)	Additional Paid-in Capital (Note 11)	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total
January 1, 2014	55,326,765	553	584,031	(88)	137,720	722,216
Issuance of common stock	—	—	(345)	—	—	(345)
Restricted shares issued April 14, 2014	12,348	—	—	—	—	—
Restricted shares issued November 21, 2014	5,000	—	—	—	—	—
Restricted shares issued December 1, 2014	2,500	—	—	—	—	—
Net income	—	—	—	—	87,737	87,737
Foreign currency translation	—	—	—	(166)	—	(166)
Share-based compensation plan	—	—	1,122	—	—	1,122

December 31, 2014	55,346,613	553	584,808	(254)	225,457	$810,564
Restricted shares issued March 17, 2015	16,854	1	—	—	—	1
Net income	—	—	—	—	98,094	98,094
Foreign currency translation	—	—	—	(211)	—	(211)
Share-based compensation plan	—	—	1,643		—	1,643

December 31, 2015	55,363,467	$554	$586,451	$(465)	$323,551	$910,091
Restricted shares issued March 29, 2016	72,620	—	—	—	—	—
Net income	—	—	—	—	44,638	44,638
Foreign currency translation	—	—	—	178	—	178
Share-based compensation plan	—	—	1,573	—	—	1,573

December 31, 2016	55,436,087	$554	$588,024	$(287)	$368,189	$956,480

See accompanying notes to consolidated financial statements.

Navigator Holdings Ltd.

Consolidated Statements of Cash Flows

	Year ended December 31, 2014 (in thousands)	Year ended December 31, 2015 (in thousands)	Year ended December 31, 2016 (in thousands)
Cash provided by (used in) operating activities
Net income	$87,737	$98,094	$44,638
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	45,809	53,453	62,280
Payment of drydocking costs	(5,320)	(11,558)	(9,902)
Share-based compensation	1,122	1,643	1,573
Amortization of deferred financing costs	2,853	4,806	3,091
Profit from sale of vessel	—	(550)	—
Vessel write down following collision	—	10,500	—
Insurance recoverable from vessel repairs	—	(10,289)	60
Unrealized foreign exchange	(155)	(205)	208
Changes in operating assets and liabilities
Accounts receivable increase / (decrease)	4,642	(1,855)	1,991
Inventories increase / (decrease)	1,114	1,331	(3,457)
Prepaid expenses and other current assets increase / (decrease)	2,417	(4,408)	(7,694)
Accounts payable and other liabilities (decrease) / increase	(7,224)	8,394	(6,040)
Long-term accounts receivable increase	119	198	—

Net cash provided by operating activities	133,114	149,554	86,748

Cash provided by (used in) investing activities
Payment to acquire vessels	(3,503)	(3,348)	(1,733)
Payment for vessels under construction	(230,066)	(236,648)	(239,179)
Purchase of other property, plant and equipment	(108)	(142)	(75)
Receipt of shipyard penalty payments	—	1,933	1,901
Insurance recoveries	1,803	391	9,374
Capitalized costs for the repair of Navigator Aries	—	—	(8,441)
Proceeds from sale of vessel net of costs	—	31,958	—

Net cash used in investing activities	(231,874)	(205,856)	(238,153)

Cash provided by (used in) financing activities
Proceeds from secured term loan facilities and revolving credit facility	150,000	157,700	327,670
Direct financing costs of secured term loan facilities and revolving credit facility	(483)	(5,879)	(2,680)
Repayment of secured term loan facilities and revolving credit facility	(182,626)	(70,266)	(204,092)
Issuance costs of stock	(345)	—	—

Net cash (used in) provided by financing activities	(33,454)	81,555	120,898

Net (decrease) increase in cash and cash equivalents	(132,214)	25,253	(30,507)
Cash and cash equivalents at beginning of year	194,740	62,526	87,779

Cash and cash equivalents at end of year	$62,526	$87,779	$57,272

Supplemental Information
Total interest paid during the year, net of amounts capitalized	$25,449	$24,427	$29,815

Total tax paid during the year	$560	$632	$601

See accompanying notes to consolidated financial statements.

Navigator Holdings Ltd.

Notes to the Consolidated Financial Statements

December 31, 2014, 2015 and 2016

1. Description of Business

Navigator Holdings Ltd. (“the Company”), the ultimate parent company of the Navigator Group of companies, is registered in the Republic of the Marshall Islands. The Company has a business of owning and operating a fleet of gas carriers. At December 31, 2016, the Company owned and operated 33 gas carriers (the “Vessels”) having a cargo capacity of between 20,500 cbm and 37,300 cbm, of which 27 were semi-refrigerated, and six were fully-refrigerated vessels.

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

During 2016, the Company adopted ASU 2014-15, Presentation of Financial Statements – Going Concern (Subtopic 205-40): Disclosure of uncertainties about an entity’s ability to continue as a going concern. This ASU describes how an entity should assess its ability to meet obligations and sets rules for how this information should be disclosed in the financial statements. The standard provides accounting guidance that will be used along with existing auditing standards.

As of December 31, 2016 the Company had a net current liability of $33.9 million. This was primarily due to the current portion of our 2012 Bond that matures in December 2017 of $25.0 million as well as high quarterly repayments in 2017 on our October 2016 secured term loan facility and revolving credit facility as a result of certain vessels secured under that loan being in excess of 15 years of age and therefore having a significantly steeper repayment profile in the initial 12 months of that loan.

The Company has available an undrawn credit facility under the October 2016 secured term loan facility and revolving credit facility of $48.1 million as at December 31, 2016, which can be used for general corporate purposes. In addition, the Company will receive bank financing for two of its newbuild vessels in February and April 2017, considerably ($50.0 million) in excess of the remaining delivery instalments. Management has also considered the Company’s cash forecasts for the forthcoming 12 months with particular attention made to the current and future vessel employment profile and believes it has sufficient liquidity to meet its obligations for the coming 12 months.

As of December 31, 2016 the Company has consolidated 100% of its VIE, PT Navigator Khatulistiwa, for which the Company is deemed to be the primary beneficiary, i.e. it has a controlling financial interest in this entity. The Company owns 49% of the VIE’s common stock, all of its secured debt and has voting control. All economic interests in the residual net assets reside with the Company. During 2016, the Company adopted guidance codified in ASU 2015-02 “Amendments to the Consolidation Analysis”, which changes the way reporting enterprises evaluate whether (a) they should consolidate limited partnerships and similar entities, (b) fees paid to a decision maker or service provider are variable interests in a variable interest entity (VIE), and (c) variable interests in a VIE held by related parties of the reporting enterprise require the reporting enterprise to consolidate the VIE. Upon adoption, there has been no need for retrospective amendments as the company has consolidated 100% of the VIE to all prior periods presented in the financial statements.

Navigator Holdings Ltd.

Notes to the Consolidated Financial Statements (Continued)

December 31, 2014, 2015 and 2016

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

(c) Vessels Under Construction

Vessels under construction are stated at cost, which includes the cost of construction, capitalized interest and other direct costs attributable to the construction. No provision for depreciation is made on construction in progress until such time as the relevant assets are completed and put into use.

(d) Impairment of Vessels

Our vessels are reviewed for impairment when events or circumstances indicate the carrying amount of the vessel may not be recoverable. When such indicators are present, a vessel is tested for recoverability and we recognize an impairment loss if the sum of the future cash flows (undiscounted and excluding interest charges that will be recognized as an expense when incurred) expected to be generated by the vessel over its estimated remaining useful life is less than its carrying value. If we determine that a vessel’s undiscounted cash flows are less than its carrying value, we record an impairment loss equal to the amount by which its carrying amount exceeds its fair value. The new lower cost basis would result in a lower annual depreciation than before the impairment.

Considerations in making such an impairment evaluation include comparison of current carrying values to anticipated future operating cash flows, expectations with respect to future operations and other relevant factors. The estimates and assumptions regarding expected cash flows require considerable judgment and are based upon historical experience, financial forecasts and industry trends and conditions.

(e) Dry Docking Costs

Each vessel is required to be dry-docked every 30 to 60 months for classification society surveys and inspections of, among other things, the underwater parts of the vessel. These works include, but are not limited to hull coatings, seawater valves, steelworks and piping works, propeller servicing and anchor chain winch calibrations, all of which cannot be performed while the vessels are operating. The Company capitalizes costs associated with the dry-dockings in accordance with ASC Topic 360 “Fixed Assets” and amortizes these costs on a straight-line basis over the period to the next expected dry-docking. Amortization of dry-docking costs is included in depreciation and amortization in the Consolidated Statements of Income. Costs incurred during the dry-docking period which relate to routine repairs and maintenance are expensed. Where a vessel is newly acquired, or constructed, a proportion of the cost of the vessel is allocated to the components expected to be replaced at the next drydocking based on the expected costs relating to the next drydocking, which is based on experience and past history of similar vessels.

Navigator Holdings Ltd.

Notes to the Consolidated Financial Statements (Continued)

December 31, 2014, 2015 and 2016

(f) Cash and Cash Equivalents

The Company considers highly liquid investments, such as time deposits and certificates of deposit, with an original maturity of three months or less when purchased, to be cash equivalents. The Company has cash in a U.S. financial institution which is insured by the Federal Deposit Insurance Corporation (“FDIC”) for up to $0.3 million. At December 31, 2016 and 2015 and for the years then ended, the Company had balances in this financial institution in excess of the insured amount. The Company also maintains cash balances in foreign financial institutions which are not covered by the FDIC.

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

(h) Accounts Receivable

The Company carries its accounts receivable at cost less an allowance for doubtful accounts. At December 31, 2016 and 2015, the Company evaluated its accounts receivable and established an allowance for doubtful accounts, based on a history of past write-offs, collections and current credit conditions. The Company does not generally charge interest on past-due accounts (unless the accounts are subject to legal action), and accounts are written off as uncollectible when all reasonable collection efforts have failed. Accounts are deemed past-due based on contractual terms.

(i) Inventories

Inventories include bunkers (fuel), for those vessels under voyage charter, and lubricants. Under a time charter, the cost of bunkers is borne by and remains the property of the charterer. Inventories are accounted for on a first in, first out basis and are valued at the lower of cost and market value.

(j) Deferred Finance Costs

Costs incurred in connection with obtaining secured term loan facilities, revolving credit facilities and bonds are recorded as deferred financing costs and are amortized to interest expense over the estimated duration of the related debt. Such costs include fees paid to the lenders or on the lenders’ behalf and associated legal and other professional fees. Under the Accounting Standards Update (ASU) 2015- 03, Interest—Imputation of Interest the Company has adopted the accounting standard (Subtopic 835-30)—simplifying the presentation of debt issuance cost to present the unamortized debt issuance costs, excluding up front commitment fees, as a direct reduction of the carrying value of the debt.

(k) Deferred Income

Deferred income is the balance of cash received in excess of revenue earned under a time charter or voyage charter arrangement as of the balance sheet date.

Navigator Holdings Ltd.

Notes to the Consolidated Financial Statements (Continued)

December 31, 2014, 2015 and 2016

(l) Revenue Recognition

The Company employs its vessels on time charters, voyage charters or COA’s. With time charters, the Company receives a fixed charter hire per on-hire day and revenue is recognized on an accrual basis and is recorded over the term of the charter as service is provided. In the case of voyage charters or COA’s, the vessel is contracted for a voyage, or a series of voyages, between two or more ports and the Company is paid for the cargo transported.

In May 2014, the Financial Accounting Standards Board (or FASB) issued Accounting Standards Update 2014-09, Revenue from Contracts with Customers (or ASU 2014-09), and has since modified the standard with several ASU’s. ASU 2014-09 will require companies to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. This update creates a five-step model that requires companies to exercise judgment when considering the terms of the contract(s) which include (i) identifying the contract(s) with the customer, (ii) identifying the separate performance obligations in the contract, (iii) determining the transaction price, (iv) allocating the transaction price to the separate performance obligations, and (v) recognizing revenue when each performance obligation is satisfied. The amendments are effective for annual and interim periods in fiscal years beginning after December 15, 2017, with early application permitted as of annual and interim reporting periods in fiscal years beginning after December 15, 2016. The two permitted transition methods under the guidance are the full retrospective approach or a cumulative effect adjustment to the opening retained earnings in the year of adoption (cumulative effect approach).

We are undertaking a comprehensive approach to assess the impact of the guidance on our business by reviewing our current accounting policies and practices to identify any potential differences that may result from applying the new requirements to our consolidated financial statements. Historically, over 50% of the Company’s revenue is generated from time charters, where revenue is recognized on an accrual basis and is recorded over the term of the charter as the service is provided. We do not believe the new guidance will have any impact on this aspect of our revenue. For voyage charters and COA’s, we recognize revenue on a discharge-to-discharge basis in determining the percentage of completion for all voyage charters, but we do not begin recognizing revenue until a charter has been agreed by the customer and the Company, even if the vessel has discharged its previous cargo and is sailing to the anticipated load port for its next voyage. The Company believes this method is appropriate, as the decision to undertake a given voyage is highly dependent on the location of the vessel’s prior discharge port and the service being provided to the Company’s client includes sailing the vessel to the next load port and preparing the vessel to load the next cargo.

We continue to make significant progress on our charter reviews and the process of evaluating the impact, if any, of changes to our business assumptions, processes, systems and controls to support recognition and disclosure under the new guidance. Our initial assessment may change as we continue to refine these assumptions.

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

Navigator Holdings Ltd.

Notes to the Consolidated Financial Statements (Continued)

December 31, 2014, 2015 and 2016

is contracted only for a voyage between two or more ports, and the Company pays for all voyage expenses in addition to the vessel operating expenses. Voyage expenses consist mainly of in port expenses and bunker (fuel) consumption and are recognized as incurred.

(o) Repairs and Maintenance

All expenditures relating to routine maintenance and repairs are expensed when incurred.

(p) Insurance

The Company maintains hull and machinery insurance, war risk insurance, protection and indemnity insurance coverage, increased value insurance, demurrage and defense insurance coverage in amounts considered prudent to cover normal risks in the ordinary course of its operations. Premiums paid in advance to insurance companies are recognized as prepaid expenses and recorded as a vessel operating expense over the period covered by the insurance contract. In addition, the Company maintains Directors and Officers insurance.

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

(r) Critical Accounting Estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from these estimates.

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

(t) Income Taxes

Navigator Holdings Ltd. and its Marshall Islands subsidiaries are currently not required to pay income taxes in the Marshall Islands on ordinary income or capital gains as they qualify as exempt companies.

The Company has three subsidiaries incorporated in the United Kingdom where the base tax rate is 20%. One UK subsidiary earns management and other fees from fellow subsidiary companies, and for the year ended December 31, 2016, the estimated tax charge was $668,264 (2015: $378,194). The second UK subsidiary holds an investment in our VIE and has a loan to our group subsidiary in Poland. The estimated tax charge for the year

Navigator Holdings Ltd.

Notes to the Consolidated Financial Statements (Continued)

December 31, 2014, 2015 and 2016

ended December 31, 2016 is $Nil (2015: $5,288). The third subsidiary earns management fees from fellow subsidiary companies, and for the year ended December 31, 2016, the estimated tax charge was $1,478 (2015: $Nil).

The company has a subsidiary in Poland where the base tax rate is 19%. The Polish subsidiary has an estimated tax charge for the year ended December 31, 2016 of Nil (2015: $(21,290)).

The Company has a subsidiary incorporated in Singapore where the base tax rate is 17%. The subsidiary earns management and other fees and receives interest from its VIE, PT Navigator Khatulistiwa, and for the year ended December 31, 2016, the estimated tax charge was $507,693 (2015: $437,785).

	2015 (in thousands)	2016 (in thousands)
Tax charge UK subsidiaries	$383	$669
Tax charge Poland subsidiary	$(21)	$—
Tax charge Singapore subsidiary	$438	$508

Total Tax charge	$800	$1,177

The Company considered the income tax disclosure requirements of ASC Topic 740 “Income Taxes,” in regards to disclosing material unrecognized tax benefits; none were identified. The Company’s policy is to recognize accrued interest and penalties for unrecognized tax benefits as a component of tax expense. At December 31, 2016 and 2015, there were no accrued interest and penalties for unrecognized tax benefits.

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

Shares granted pursuant to the 2013 Restricted Stock Plan are the only dilutive shares, and these shares have been considered as outstanding since their respective grant dates for purposes of computing diluted earnings per share.

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

(w) Recent Accounting Pronouncements

The following accounting standards issued as of December 31, 2016, may affect the future financial reporting by Navigator Holdings Ltd:

In July 2015, the FASB issued ASU 2015-11, which, for entities that do not measure inventory using the last-in, first-out (LIFO) or retail inventory method, changes the measurement principle for inventory from the lower of cost or market to lower of cost and net realizable value. The ASU also eliminates the requirement for these

Navigator Holdings Ltd.

Notes to the Consolidated Financial Statements (Continued)

December 31, 2014, 2015 and 2016

entities to consider replacement cost or net realizable value less an approximately normal profit margin when measuring inventory. This ASU is effective for public business entities in fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. For all other entities, the amendments in this update are effective for fiscal years beginning after December 15, 2016, and interim periods within fiscal years beginning after December 15, 2017. This ASU is to be applied prospectively. Early adoption is permitted as of the beginning of an interim or annual period. The Company is currently evaluating the impact that this update will have on its consolidated financial statements and related disclosures.

In November 2015, the FASB issued ASU 2015-17, which requires entities with a classified balance sheet to present all deferred tax assets and liabilities as noncurrent. The ASU is effective for public business entities for interim and annual periods in fiscal years beginning after December 15, 2016. All other entities must apply the new requirements for annual periods in fiscal years beginning after December 15, 2017, and interim periods in fiscal years beginning after December 15, 2018. Early adoption is permitted. The Company is currently evaluating the impact that this update will have on its consolidated financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, Leases, which, among other things, requires lessees to recognize most leases on-balance sheet. This will increase their reported assets and liabilities—in some cases very significantly. Lessor accounting remains substantially similar to current U.S. GAAP. ASU 2016-02 supersedes Topic 840, Leases. ASU 2016-02 is effective for public business entities, certain not-for-profit entities, and certain employee benefit plans, for annual and interim periods in fiscal years beginning after December 15, 2018. For all other entities it is effective for annual periods in fiscal years beginning after December 15, 2019, and interim periods in fiscal years beginning after December 15, 2020. Early adoption is permitted. ASU 2016-02 mandates a modified retrospective transition method for all entities. The Company is currently evaluating the impact that this update will have on its consolidated financial statements and related disclosures.

On March 30, 2016, the FASB issued ASU 2016-09, Improvements to Employee Share-Based Payment Accounting, which is intended to improve the accounting for share-based payment transactions as part of the FASB’s simplification initiative. The ASU changes seven aspects of the accounting for share-based payment award transactions, including: (1) accounting for income taxes; (2) classification of excess tax benefits on the statement of cash flows; (3) forfeitures; (4) minimum statutory tax withholding requirements; (5) classification of employee taxes paid on the statement of cash flows when an employer withholds shares for tax-withholding purposes; (6) practical expedient—expected term (nonpublic only); and (7) intrinsic value (nonpublic only). The ASU is effective for public business entities for annual and interim periods in fiscal years beginning after December 15, 2016. For all other entities, the ASU is effective for annual periods in fiscal years beginning after December 15, 2017, and interim periods in fiscal years beginning after December 15, 2018. Early adoption is permitted in any interim or annual period provided that the entire ASU is adopted. Even if an entity early adopts the amendments after the first interim period, the adoption date is as of the beginning of the year for the issues adopted by the cumulative-effect and prospective methods. Any adjustments to previously reported interim periods of that fiscal year should be included in the year-to-date results. If those previously reported interim results appear in any future filings, they are reported on the revised basis.

In August 2016, the FASB issued ASU 2016-15, Classification of Certain Cash Receipts and Cash Payments, which addresses eight classification issues related to the statement of cash flows:

•	Debt prepayment or debt extinguishment costs;

•	Settlement of zero-coupon bonds;

•	Contingent consideration payments made after a business combination;

Navigator Holdings Ltd.

Notes to the Consolidated Financial Statements (Continued)

December 31, 2014, 2015 and 2016

•	Proceeds from the settlement of insurance claims;

•	Proceeds from the settlement of corporate-owned life insurance policies, including bank-owned life insurance policies;

•	Distributions received from equity method investees;

•	Beneficial interests in securitization transactions; and

•	Separately identifiable cash flows and application of the predominance principle.

This ASU is effective for public business entities for annual and interim periods in fiscal years beginning after December 15, 2017. For all other entities, the ASU is effective for annual periods in fiscal years beginning after December 15, 2018, and interim periods in fiscal years beginning after December 15, 2019. Early adoption is permitted, including adoption in an interim period. If an entity early adopts the ASU in an interim period, adjustments should be reflected as of the beginning of the fiscal year that includes that interim period. An entity that elects early adoption must adopt all of the amendments in the same period. Entities should apply this ASU using a retrospective transition method to each period presented. If it is impracticable for an entity to apply the ASU retrospectively for some of the issues, it may apply the amendments for those issues prospectively as of the earliest date practicable. The Company is currently evaluating the impact that this update will have on its consolidated financial statements and related disclosures.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash, which requires companies to include cash and cash equivalents that have restrictions on withdrawal or use in total cash and cash equivalents on the statement of cash flows. This ASU is effective for public business entities for annual and interim periods in fiscal years beginning after December 15, 2017. For all other entities, the ASU is effective for annual periods in fiscal years beginning after December 15, 2018, and interim periods in fiscal years beginning after December 15, 2019. Early adoption is permitted, including adoption in an interim period. If an entity early adopts the amendments in an interim period, adjustments should be reflected at the beginning of the fiscal year that includes that interim period. The Company is currently evaluating the impact that this update will have on its consolidated financial statements and related disclosures.

3. Fair Value of Financial Instruments Not Accounted For at Fair Value

The principal financial assets of the Company at December 31, 2016 and 2015 consist of cash and cash equivalents, and accounts receivable. The principal financial liabilities of the Company consist of accounts payable, accrued expenses and other liabilities, secured term loan facilities, a revolving credit facility and the 9% senior unsecured bond issue.

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

Navigator Holdings Ltd.

Notes to the Consolidated Financial Statements (Continued)

December 31, 2014, 2015 and 2016

Level 3—Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The 9% unsecured bond issue is classified as a level two liability and the fair value has been calculated based on the most recent trades of the bond on the Oslo Børs prior to December 31, 2016.

The fair value of secured term loan facilities and revolving credit facility is estimated based on the average of the current rates offered to the Company for all debt facilities. The carrying value approximates the fair market value for the floating rate loans and revolving credit facilities due to their variable interest rate, being LIBOR. This has been categorized at level three on the fair value measurement hierarchy.

The following table includes the estimated fair value and carrying value of those assets and liabilities The table excludes accounts receivable, the insurance debtor recoverable and accounts payable.

	December 31, 2015			December 31, 2016
Fair Value Hierarchy Level	Fair Value Hierarchy Level	Carrying Amount Asset (Liability)	Fair Value Asset (Liability)	Carrying Amount Asset (Liability)	Fair Value Asset (Liability)
		(in thousands)
Cash and cash equivalents	Level 1	87,779	87,779	57,272	57,272
Senior unsecured bond (note 9)	Level 2	(125,000)	(128,100)	(125,000)	(127,423)
Secured term loan facilities and revolving credit facility (note 8)	Level 3	(505,294)	(453,689)	(628,872)	(553,346)

4. Accounts Receivable, Net

It is a condition of time charter parties that payments of hire are received monthly in advance. Voyage charter contracts require payment upon completion of each discharge, with subsequent demurrage claims payable on submission of invoices. At December 31, 2016, management has provided a provision for doubtful accounts of $0.2 million relating to outstanding demurrage claims (2015: $0.1 million).

Navigator Holdings Ltd.

Notes to the Consolidated Financial Statements (Continued)

December 31, 2014, 2015 and 2016

5. Vessels in Operation

	Vessel (in thousands)	Drydocking (in thousands)	Total (in thousands)
Cost
December 31, 2014	$1,307,013	$19,672	$1,326,685
Transfer in from vessels under construction	197,518	2,600	200,118
Additions	3,348	11,558	14,906
Disposals	(32,893)	(7,101)	(39,994)
Reduction in contract cost of newbuild vessels	(2,350)	—	(2,350)
Vessel write down following collision	(10,500)	—	(10,500)

December 31, 2015	$1,462,136	$26,729	$1,488,865
Additions	10,176	9,902	20,078
Transfer in from vessels under construction	256,663	2,800	259,463
Disposals	—	(5,482)	(5,482)
Reduction in contract cost of newbuild vessels	(1,484)	—	(1,484)

December 31, 2016	1,727,491	33,949	1,761,440

Accumulated Depreciation
December 31, 2014	$170,448	$9,238	$179,686
Charge for the period	47,698	5,616	53,314
Disposals for the period	(3,122)	(5,464)	(8,586)

December 31, 2015	$215,024	$9,390	$224,414
Charge for the period	53,653	8,496	62,149
Disposals for the period	—	(5,482)	(5,482)

December 31, 2016	268,677	12,404	281,081

Net Book Value
December 31, 2014	$1,136,565	$10,434	$1,146,999

December 31, 2015	$1,247,112	$17,339	$1,264,451

December 31, 2016	$1,458,814	$21,545	$1,480,359

During 2016 the Company took delivery of two semi-refrigerated handysize liquefied gas carriers and two midsize semi-refrigerated ethylene capable liquefied gas carriers from Jiangnan shipyard for a combined contract price of $243.8 million.

During 2015, the Company took delivery of four semi-refrigerated handysize liquefied gas carriers from Jiangnan shipyard for a contract price of $187.7 million. On July 8, 2015, Navigator Mariner L.L.C. entered into a Memorandum of Agreement with PT Kemas Sejahtera Lestari to sell the vessel Navigator Mariner for $32.6 million. Closing of the sale occurred on August 3, 2015.

On June 28, 2015, Navigator Aries was involved in a collision with a container vessel near Surabaya, Indonesia causing significant damage to Navigator Aries including to one of its cargo tanks. As at December 31, 2015 the Company had recognized a write down of $10.5 million relating to the best estimate of the extent of the damage and relative replacement cost.

Navigator Holdings Ltd.

Notes to the Consolidated Financial Statements (Continued)

December 31, 2014, 2015 and 2016

The vessel left the repair yard on January 27, 2016 after having incurred repair costs of $10.0 million. A total of $9.9 million in insurance recoverable was recognized at December 31, 2015, net of the $0.1 million deductible. This insurance recoverable amount was adjusted to $9.4 million, following a reduction of $0.5 million in the amount recoverable during the year ended December 31, 2016 and we have recovered the full $9.4 million from our hull and machinery insurance during the year ended December 31, 2016. The Company does not have loss of hire insurance and, therefore, the income lost from the Navigator Aries charter with Pertamina may not be recoverable for the duration from the time of the incident in June 2015 up to the time that the vessel left the shipyard following repairs in January 2017.

The net book value of vessels that serve as collateral for the Company’s bank loans (Note 8) was $1,322.1 million at December 31, 2016.

6. Vessels Under Construction

	2015 (in thousands)	2016 (in thousands)
Vessels under construction at January 1	$134,246	$170,776
Payments to shipyard	222,835	221,532
Other payments including initial stores and site costs	9,323	12,580
Capitalized interest	4,490	5,067
Transfer to vessels in operation	(200,118)	(259,463)

Vessels under construction at December 31	$170,776	$150,492

At December 31, 2016, the Company had committed to construct two 37,300 cbm ethane capable gas carriers, at Jiangnan Shipyard (Group) Co. Ltd (“Jiangnan”) in China, two 22,000 cbm semi-refrigerated gas carriers, and one 38,000 cbm fully refrigerated gas carrier at Hyundai Mipo Dockyard Co. Ltd (Hyundai Mipo) in South Korea, all for delivery between January 2017 and July 2017. For the year ended December 31, 2016, the Company paid instalments of $40.6 million (2015: $46.1 million) to the shipyards towards the five vessels under construction.

Navigator Holdings Ltd.

Notes to the Consolidated Financial Statements (Continued)

December 31, 2014, 2015 and 2016

7. Group Subsidiaries

At December 31, 2016 and 2015, the company had the following significant subsidiaries:

Corporation Name	Percentage Ownership as of December 31,		Country of Incorporation	Subsidiary of Limited Liability Company
	2015	2016
- Navigator Gas US L.L.C.	100%	100%	Delaware (USA)	Service company
- Navigator Gas L.L.C.	100%	100%	Marshall Islands	Holding company
~ Navigator Atlas L.L.C.	100%	100%	Marshall Islands	Vessel-owning company
~ Navigator Aurora L.L.C.	100%	100%	Marshall Islands	Vessel-owning company
~ Navigator Centauri L.L.C.	100%	100%	Marshall Islands	Vessel-owning company
~ Navigator Ceres L.L.C.	100%	100%	Marshall Islands	Vessel-owning company
~ Navigator Ceto L.L.C.	100%	100%	Marshall Islands	Vessel-owning company
~ Navigator Copernico L.L.C.	100%	100%	Marshall Islands	Vessel-owning company
~ Navigator Capricorn L.L.C.	100%	100%	Marshall Islands	Vessel-owning company
~ Navigator Eclipse L.L.C.	100%	100%	Marshall Islands	Vessel-owning company
~ Navigator Europa L.L.C.	100%	100%	Marshall Islands	Vessel-owning company
~ Navigator Galaxy L.L.C.	100%	100%	Marshall Islands	Vessel-owning company
~ Navigator Gemini L.L.C.	100%	100%	Marshall Islands	Vessel-owning company
~ Navigator Genesis L.L.C.	100%	100%	Marshall Islands	Vessel-owning company
~ Navigator Global L.L.C.	100%	100%	Marshall Islands	Vessel-owning company
~ Navigator Glory L.L.C.	100%	100%	Marshall Islands	Vessel-owning company
~ Navigator Grace L.L.C.	100%	100%	Marshall Islands	Vessel-owning company
~ Navigator Gusto L.L.C.	100%	100%	Marshall Islands	Vessel-owning company
~ Navigator Jorf L.L.C.	n/a *	100%	Marshall Islands	Vessel-owning company
~ Navigator Leo L.L.C.	100%	100%	Marshall Islands	Vessel-owning company
~ Navigator Libra L.L.C.	100%	100%	Marshall Islands	Vessel-owning company
~ Navigator Luga L.L.C.	100%	100%	Marshall Islands	Vessel-owning company
~ Navigator Magellan L.L.C.	100%	100%	Marshall Islands	Vessel-owning company
~ Navigator Mariner L.L.C.	100%	100%	Marshall Islands	Vessel-owning company
~ Navigator Mars L.L.C.	100%	100%	Marshall Islands	Vessel-owning company
~ Navigator Neptune L.L.C.	100%	100%	Marshall Islands	Vessel-owning company
~ Navigator Nova L.L.C.	100%	100%	Marshall Islands	Vessel-owning company
~ Navigator Oberon L.L.C.	100%	100%	Marshall Islands	Vessel-owning company
~ Navigator Pegasus L.L.C.	100%	100%	Marshall Islands	Vessel-owning company
~ Navigator Phoenix L.L.C.	100%	100%	Marshall Islands	Vessel-owning company
~ Navigator Prominence L.L.C.	100%	100%	Marshall Islands	Vessel-owning company
~ Navigator Saturn L.L.C.	100%	100%	Marshall Islands	Vessel-owning company
~ Navigator Scorpio L.L.C.	100%	100%	Marshall Islands	Vessel-owning company
~ Navigator Taurus L.L.C.	100%	100%	Marshall Islands	Vessel-owning company
~ Navigator Triton L.L.C.	100%	100%	Marshall Islands	Vessel-owning company
~ Navigator Umbrio L.L.C.	100%	100%	Marshall Islands	Vessel-owning company
~ Navigator Venus L.L.C.	100%	100%	Marshall Islands	Vessel-owning company
~ Navigator Virgo L.L.C.	100%	100%	Marshall Islands	Vessel-owning company
~ Navigator Yauza L.L.C.	100%	100%	Marshall Islands	Vessel-owning company
~ NGT Services (UK) Ltd	100%	100%	England	Service company
~ NGT Services (Poland) Sp. Z O.O	100%	100%	Poland	Service company
~ Navigator Gas Ship Management Ltd.	100%	100%	England	Service company
~ Falcon Funding PTE Ltd	100%	100%	Singapore	Service company
~ Navigator Gas Invest Ltd	100%	100%	England	Investment company
- PT Navigator Khatulistiwa	49%	49%	Indonesia	Vessel-owning company

*	Entities formed during 2016.

Navigator Holdings Ltd.

Notes to the Consolidated Financial Statements (Continued)

December 31, 2014, 2015 and 2016

The VIE, PT Navigator Khatulistiwa, had total assets and liabilities, as of December 31, 2016, of $137.5 million (2015: $142.3 million) and $73.0 million (2015: $85.7 million) respectively.

8. Secured Term Loan Facilities and Revolving Credit Facility

The table below represents the annual principal payments to be made under our term loans and revolving credit facilities after December 31, 2016:

	December 31, 2015 (in thousands)	December 31, 2016 (in thousands)
Due within one year	$61,979	$81,128
Due in two years	171,002	188,586
Due in three years	120,989	41,823
Due in four years	16,979	99,948
Due in five years	75,103	31,823
Due in more than five years	59,242	185,564

Total secured term loan facilities and revolving credit facility	$505,294	$628,872
Less: current portion	61,979	81,128

Secured term loan facilities and revolving credit facility, non-current portion	$443,315	$547,744

February 2013 Secured Term Loan Facility. A loan facility for $270.0 million was entered into on February 12, 2013 between Navigator Gas L.L.C. and Nordea Bank Finland Plc London branch, Skandinaviska Enskilda Banken AB (Publ) Nordic branch, DVB Bank SE, ABN Amro Bank N.V. and HSH Nordbank AG. The facility is to assist in the purchase of the fleet of 11 semi-refrigerated and fully-refrigerated handysize liquefied gas carriers from A.P. Møller Mærsk for a total purchase price of $470.0 million. Interest is payable under the loan facility at U.S. LIBOR plus 3.5%, payable on a quarterly basis. The Company also paid a commitment fee of 1.40% per annum based on any undrawn portion of the facility. This term loan facility is a delayed draw facility with an availability period that ended December 31, 2013, and a term of five years. Advances under the term loan facility were contingent upon the delivery of the A.P. Møller vessels, provided that no advance may occur after the end of the availability period. At December 31, 2016 the total amount drawn under the facility was $243.0 million and the amount still outstanding at December 31, 2016 was $152.2 million. At December 31, 2016, the vessel advances are repayable over five combined quarterly instalments of $4.5 million with the final combined repayment of $129.7 million on January 31, 2018.

On June 30, 2014, the Company entered into a Supplemental Agreement to our February 2013 $270.0 million secured term loan facility, which, among other things, (i) allows the company to prepay $120.0 million outstanding under such term loan facility, (ii) revises the terms of the such term loan facility to include a quasi-revolving facility where funds can be drawn over the course of the facility period in four tranches of $30.0 million each and (iii) provides that such term loan facility be amended and restated to reflect the foregoing. On July 7, 2014, the company prepaid $120.0 million outstanding under such term loan facility from excess cash following the IPO in November 2013. At December 31, 2016, the Company had redrawn a total of $120.0 million.

This loan facility is secured by first priority mortgages on each of; Navigator Capricorn, Navigator Galaxy, Navigator Genesis, Navigator Glory, Navigator Grace, Navigator Gusto, Navigator Magellan, Navigator

Navigator Holdings Ltd.

Notes to the Consolidated Financial Statements (Continued)

December 31, 2014, 2015 and 2016

Scorpio and Navigator Virgo as well as assignments of earnings and insurances on these secured vessels. On August 3, 2015 Navigator Mariner a vessel included in the original loan facility was sold with the remaining loan amount of $8.8 million being repaid. The financial covenants each as defined within the credit facility are: a) the maintenance at all times of cash and cash equivalents in an amount equal to or greater than (i) $25.0 million and (ii) 5 % of the total indebtedness; b) a ratio of EBITDA to interest expense of not less than 3:1; c) maintain consolidated working capital of not less than $0 and d) maintain a ratio of total stockholders’ equity to total assets of not less than 30 per cent. At December 31, 2016, the Company was in compliance with all covenants contained in this credit facility.

January 2015 Secured Term Loan Facility. On January 27, 2015 the Company entered into a secured term loan facility with Credit Agricole Corporate and Investment Bank as agent as well as HSH Nordbank AG and NIBC Bank N.V. to refinance the April 2013 $120.0 million secured term loan facility, as well as to provide financing for an additional five existing newbuildings. The January 2015 secured term loan facility has a term of up to seven years from the loan drawdown date with a maximum principal amount of up to $278.1 million. Following the delivery of Navigator Ceto in January 2016 and Navigator Copernico in April 2016 the facility is now fully drawn. Interest on amounts drawn is payable at a rate of U.S. LIBOR plus 270 basis points per annum. The deferred finance costs associated with the extinguishment of the previous $120.0 million facility were written off in full. At December 31, 2016 the amount still outstanding was $243.7 million which is repayable for each vessel tranche in quarterly instalments of between $0.5 million and $0.7 million for seven years from the date of each vessel drawdown followed by a final payment of between $15.6 million and $18.3 after each seven year term ends.

This loan facility is secured by first priority mortgages on each of; Navigator Atlas, Navigator Europa, Navigator Oberon, Navigator Triton, Navigator Umbrio, Navigator Centauri, Navigator Ceres, Navigator Ceto and Navigator Copernico as well as assignments of earnings and insurances on these secured vessels. The financial covenants each as defined within the credit facility are: a) the maintenance at all times of cash and cash equivalents in an amount equal to or greater than (i) $25.0 million and (ii) 5% of the total indebtedness; b) a ratio of EBITDA to interest expense of not less than 3:1; and c) maintain a ratio of total stockholders’ equity to total assets of not less than 30%. At December 31, 2016, the Company was in compliance with all covenants contained in this credit facility.

December 2015 Secured Revolving Credit Facility. On December 21, 2015 the company entered into a secured revolving credit facility with Nordea Bank AB and ABN Amro Bank N.V as agents, to provide financing for six of the eight newbuildings expected to be delivered by July 2017. The December 2015 secured revolving credit facility has a term of seven years from the loan arrangement date (expiring in December 2022) with a maximum principal amount of up to $290.0 million. Interest on amounts drawn is payable at a rate of U.S. LIBOR plus 210 basis points per annum. The aggregate fair market value of the collateral vessels must be no less than 125% of the aggregate outstanding borrowing under the facility. Following the deliveries of Navigator Aurora on August 3, 2016 and Navigator Eclipse on October 8, 2016 there is a combined drawdown of $105.4 million drawn under the facility as of December 31, 2016. At December 31, 2016 the amount still outstanding was $103.0 million which is repayable over 23 combined quarterly instalments of $1.6 million with the final combined repayment of $66.2 million on December 21, 2022.

This loan facility is secured by first priority mortgages on each of; Navigator Aurora, Navigator Eclipse, Navigator Nova, Navigator Prominence, Navigator Luga and Navigator Yauza as well as assignments of earnings and insurances on these secured vessels. The financial covenants each as defined within the credit facility are: a) the maintenance at all times of cash and cash equivalents in an amount equal to or greater than (i) $25.0 million and (ii) 5 per cent of the total indebtedness; b) a ratio of EBITDA to interest expense of not less than 3:1; and c) maintain a ratio of total stockholders’ equity to total assets of not less than 30%. The Company

Navigator Holdings Ltd.

Notes to the Consolidated Financial Statements (Continued)

December 31, 2014, 2015 and 2016

also paid a commitment fee of 0.74% per annum based on any undrawn portion of the facility. At December 31, 2016, the Company was in compliance with all covenants contained in this credit facility.

October 2016 Secured Term Loan and Revolving Credit Facility. On October 28, 2016 the company entered into a secured term loan and revolving credit facility with ABN Amro Bank N.V as agents as well as Nordea Bank AB, London Branch; DVB Bank SE and Skandinaviska Enskilda Banken AB to provide $130.0 million to refinance and extinguish the remaining debt under the 2011 secured term loan facility and the 2012 secured term loan facility; to provide $35 million as a newbuilding term loan to part finance Navigator Jorf, our 2017 newbuilding, and to provide a revolving credit facility of $55.0 million for general corporate purposes. The facility has a term of seven years from the first utilization date (expiring in December 2023) with a maximum principal amount of up to $220.0 million. As of December 31, 2016 the outstanding balance drawn on the loan was $130.0 million, which was used along with available cash on hand to refinance and extinguish the 2011 secured term loan facility and the 2012 secured term loan facility on November 30, 2016. Interest on amounts drawn is payable at a rate of U.S. LIBOR plus 260 basis points per annum. The aggregate fair market value of the collateral vessels must be no less than 125% of the aggregate outstanding borrowing under the facility.

This facility is secured by first priority mortgages on each of: Navigator Gemini, Navigator Leo, Navigator Leo, Navigator Mars, Navigator Neptune, Navigator Pegasus, Navigator Phoenix, Navigator Taurus and Navigator Venus as well as assignments of earnings and insurances on these secured vessels. Navigator Jorf will also be held as collateral upon her delivery in 2017. The financial covenants each as defined within the credit facility are: a) the maintenance at all times of cash and cash equivalents in an amount equal to or greater than (i) $25.0 million and (ii) 5 per cent of the total indebtedness; b) a ratio of EBITDA to interest expense of not less than 3:1; and c) maintain a ratio of total stockholders’ equity to total assets of not less than 30%. The Company also pays a commitment fee of 0.91% per annum based on any undrawn portion of the facility. At December 31, 2016, the Company was in compliance with all covenants contained in this credit facility.

The following table shows the breakdown of secured term loan facilities and total deferred financing costs split between current and non-current liabilities at December 31, 2016 and December 31 2015:

	December 31, 2015	December 31, 2016
	(in thousands)
Current Liability
Current portion of long-term debt	$(61,979)	$(81,128)
Less: current portion of deferred financing costs	2,955	2,664

Current portion of secured term loan facility, net of deferred financing costs	$(59,024)	$(78,464)

Non-Current Liability
Secured term loan facilities net of current portion	$(443,315)	$(547,744)
Less: non-current portion of deferred financing costs	7,184	7,064

Non-current secured term loan facilities, net of current portion and non-current deferred financing costs	$(436,131)	$(540,680)

The reclassification upon adoption of ASU 2015-03 “Interest—Imputation of Interest (Subtopic 835-30), Simplifying the Presentation of Debt Issuance Costs” does not impact net income as previously reported or any prior amounts reported on the Statements of Operations or the Consolidated Statements of Cash Flows. The effect of the retrospective application of this change in accounting principle on the Company’s Consolidated

Navigator Holdings Ltd.

Notes to the Consolidated Financial Statements (Continued)

December 31, 2014, 2015 and 2016

Balance Sheets as of the year ended December 31, 2015 resulted in a reduction of total non-current assets and total assets in the amount of $10.1 million, with a corresponding decrease of $7.2 million in Long-term debt, net and total non-current liabilities and a decrease of $2.9 million in Current portion of long-term debt net and Total current liabilities.

9. Senior Unsecured Bond

On December 18, 2012, the Company issued a $125.0 million 9% Senior Unsecured Bond on the Oslo Markets to finance part of the acquisition of the AP Møller-Mærsk 11 vessels. The bond matures in full five years after the settlement date, on December 18, 2017. The bond may be redeemed between the third anniversary and final maturity at a premium. Interest is payable semi-annually in arrears on June 18 and December 18.

The financial covenants each as defined within the bond agreement are: (a) The issuer shall ensure that the Group (meaning “the Company and its subsidiaries”) maintains a minimum liquidity of the greater of (i) $12.5 million and (ii) 5 per cent of total interest bearing debt; b) the Group to maintain a positive working capital; (c) to maintain an interest coverage ratio of not less than 3:1; (d) maintain a Group equity ratio of minimum 30%; and (e) the issuer shall ensure that the aggregate market value of the Group’s vessels is at least 120% of the total interest bearing debt of the Group. Pursuant to the terms of the senior unsecured bonds, following December 31, 2013, the Company may declare or pay a dividend of up to fifty percent (50%) of the Company’s consolidated net profits after taxes may be declared or paid on a quarterly basis so long as the Company is in compliance with an equity ratio of 35% after giving effect to the dividend. At December 31, 2016, the Company was in compliance with all covenants contained in this credit facility.

10. Earnings per Share

Basic and diluted earnings per share is calculated by dividing the net income available to common shareholders by the average number of common shares outstanding during the periods. Diluted earnings per share is calculated by adjusting the net income available to common shareholders and the weighted average number of common shares used for calculating basic earnings per share for the effects of all potentially dilutive shares.

The calculation of both basic and diluted number of weighted average outstanding shares of:

	December 31, 2014	December 31, 2015	December 31, 2016
Net income available to common shareholders (in thousands)	87,737	98,094	44,638

Basic weighted average number of shares	55,336,402	55,360,004	55,418,626
Effect of dilutive potential share options:	147,076	346,100	375,855

Diluted weighted average number of shares	55,483,478	55,706,104	55,794,481

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

Navigator Holdings Ltd.

Notes to the Consolidated Financial Statements (Continued)

December 31, 2014, 2015 and 2016

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

On March 17, 2015 the Company granted 16,854 shares under the 2013 Plan to members of the Board of Directors with a weighted average value of $17.80 per share. These shares vested on the first anniversary of the grant date.

During the year ended December 31, 2015, 50,298 shares awarded under the 2008 Plan at a weighted average grant value of $7.59 vested at a fair value of $856,575. During the year ended December 31, 2015, 17,348 shares awarded under the 2013 Plan at a weighted average grant value of $24.06 vested at a fair value of $320,161.

On March 29, 2016, the Company granted 22,782 shares under the 2013 Plan non-employee directors with a weighted average value of $15.80 per share. These shares vest on the first anniversary of the grant date. On the same date the Company granted 29,966 shares to the Chief Executive Officer of the Company and a further 19,872 shares were granted to officers and employees of the Company with a weighted average value of $15.80 per share. All these shares vest on the third anniversary of the grant date.

During the year ended December 31, 2016, 118,971 shares that were previously granted at a weighted average grant value of $11.10 vested at a fair value of $1,893,223.

Restricted share grant activity for the year ended December 31, 2015 and 2016 was as follows:

	Number of non- vested restricted shares	Weighted average grant date fair value	Weighted average remaining contractual term	Aggregate intrinsic value
Balance as of January 1, 2015	172,263	$10.85	0.88 years	$3,627,859
Granted	16,854	17.80
Vested	(67,646)	11.81

Balance as of December 31, 2015	121,471	$11.28	0.29 years	$1,658,079
Granted	72,620	15.80
Vested	(118,971)	11.10

Balance as of December 31, 2016	75,120	15.93	1.59 years	$698,616

Using the straight-line method of expensing the restricted stock grants, the weighted average estimated value of the shares calculated at the date of grant is recognized as compensation cost in the Statement of Income over the period to the vesting date.

During the year ended December 31, 2016, the Company recognized $636,324 in share-based compensation costs relating to share grants (year ended December 31, 2015: $806,730). As of December 31, 2016, there was a

Navigator Holdings Ltd.

Notes to the Consolidated Financial Statements (Continued)

December 31, 2014, 2015 and 2016

total of $690,514 unrecognized compensation costs relating to the expected future vesting of share-based awards (December 31, 2015: $179,440) which are expected to be recognized over a weighted average period of 1.59 years (December 31, 2015: 0.29 years).

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

Assumptions used to determine the fair value of options granted during the years ended December 31, 2014 and December 31, 2015 were as follows:

Grant Date	April 14, 2014	October 14, 2014	March 17, 2015
Expected volatility	25.0%	35.0%	39.0%
Expected dividend yield	0.0%	0.0%	0.0%
Expected term (in years)	6.5	4 - 6.5	4 - 6.5
Risk free rate	2.17%	1.25% - 1.74%	1.52% - 1.84%

The movements in the existing share options during the years ended December 31, 2015 and 2016 were as follows:

Options	Number of non- vested options	Weighted average exercise price per share	Weighted average remaining contractual term years	Aggregate intrinsic value
Balance as of January 1, 2015	223,055	24.16	8.35	—
Granted March 17, 2015	158,885	$17.80	9.22	—
Forfeited during the year	(3,500)	20.87	—	—
Vested	—	—	—	—

Balance as of December 31, 2015	378,440	$21.52	8.71	—
Forfeited during the period	(4,700)	20.09	—	—
Vested	—	—	—	—

Balance as of December 31, 2016	373,740	21.54	7.70	$—

During the year ended December 31, 2016, the Company recognized $937,647 in share-based compensation costs relating to options granted under the 2013 Plan, recognized in general and administrative costs (year ended December 31, 2015 $835,893). At December 31, 2016, there was $673,022 of total unrecognized compensation costs related to non-vested options under the 2013 Plan (year ended December 31, 2014 $1,652,126). This cost is expected to be recognized over a weighted average period of 0.7 years (year ended December 31, 2015 1.7 years).

12. Commitments and Contingencies

The current lease term for our representative office in London ends in March 2017. We have entered into a new lease for an alternate office space for a period of 10 years with a mutual break option in February 2022, which is the fifth anniversary from the lease commencement date. The gross rent per year is approximately $1.1 million.

Navigator Holdings Ltd.

Notes to the Consolidated Financial Statements (Continued)

December 31, 2014, 2015 and 2016

The Company also occupies office space in New York under a lease that was renewed during 2012 for which the yearly rent is approximately $0.2 million per year. The renewed lease is for a period of five years ending June 30, 2017.

On December 20, 2013, the Company entered into a contract to construct a 37,300 cubic meter semi-refrigerated ethane capable gas carrier at a purchase price of $77.4 million at Jiangnan for delivery in April 2016 with an option to construct three further ethane-capable vessels for $78.4 million each. This option was exercised in April 2014. The first two of these vessels, Navigator Aurora and Navigator Eclipse were delivered in August 2016 and October 2016 respectively. Navigator Nova was delivered on January 12, 2017 with the final vessel in this series, Navigator Prominence, to be delivered by June 2017.

On November 3, 2014, the Company entered into two contracts, each to construct a 22,000 cubic meter semi-refrigerated liquefied gas carrier, with Hyundai Mipo Dockyard in South Korea at a construction cost of $51.0 million each. The first vessel, Navigator Luga, was delivered on January 24, 2017 and Navigator Yauza will be delivered by April 2017.

On November 11, 2015, the Company entered into a contract to construct a 38,000 cubic meter fully refrigerated liquefied gas carrier, with Hyundai Mipo Dockyard in South Korea at a construction cost of $50.5 million. The vessel, Navigator Jorf, is scheduled to be delivered in July 2017.

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

At December 31, 2016, 17 of the Company’s 33 operated vessels, were subject to time charters, 14 of which will expire within one year, two which will expire within seven years, and one which will expire within ten years. The committed charter income as of December 31, 2016 is as follows:

	(in thousands	)
2017:	$97,346
2018:	$67,532
2019:	$62,605
2020:	$62,712
2021:	$63,331

During 2016, five charterers contributed 51.0% of the operating revenue, comprising 16.4%, 9.4%, 9.1%, 8.2% and 7.9% (2015: five charterers contributed 51.4% of the operating revenue, comprising 14.0%, 11.7%, 9.1%, 8.3% and 8.3%).

At December 31, 2016 and 2015, all of the Company’s cash and cash equivalents and short-term investments were held by large financial institutions, highly rated by a recognized rating agency.

14. Subsequent Events

On January 12, 2017, Navigator Nova, a 37,300 cubic meter ethylene capable semi-refrigerated gas carrier was delivered from Jiangnan shipyard in China.

Navigator Holdings Ltd.

Notes to the Consolidated Financial Statements (Continued)

December 31, 2014, 2015 and 2016

On January, 24, 2017, Navigator Luga, a 22,000 cubic meter semi-refrigerated gas carrier was delivered from HMD shipyard in Korea. The vessel will immediately take up a five year time charter.

On February 10, 2017, we issued senior unsecured bonds in an aggregate principal amount of $100.0 million with Norsk Tillitsmann ASA as the bond trustee. The proceeds of the 2017 senior unsecured bonds together with cash on hand were used to redeem the 2012 senior unsecured bonds of $125.0 million at a call option premium of 2.0% equating to $2.5 million. The 2017 senior unsecured bonds are governed by Norwegian law and listed on the Nordic ABM which is operated and organized by Oslo Børs ASA. The senior unsecured bonds mature in full on February 10, 2021.

The current lease term for our representative office in London ends in March 2017. In February 2017 we have entered into a new lease for an alternate office space for a period of 10 years with a mutual break option in February 2022, which is the fifth anniversary from the lease commencement date. The gross rent per year is approximately $1.1 million.