Form 20-F
period 2017-12-31
Navigator Holdings Ltd.
filed 2018-03-05
CIK 1581804

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

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

c/o NGT Services (UK) Ltd

10 Bressenden Place

London, SW1E 5DH, United Kingdom

Telephone: +44 20 7340 4850

(Address of Principal Executive Offices)

Niall Nolan

Chief Financial Officer

10 Bressenden Place

London, SW1E 5DH, United Kingdom

Telephone: +44 20 7340 4850

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

55,529,762 Shares of Common Stock

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer, or an emerging growth company. See definition of “accelerated filer”, “large accelerated filer” and emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☐     Accelerated filer  ☒     Non-accelerated filer  ☐    Emerging growth company  ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.     ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

This annual report on Form 20-F for the year ended December 31, 2017, or the “annual report,” should be read in conjunction with our consolidated financial statements and notes thereto included in this annual report. All references in this annual report to “Navigator Holdings,” “our,” “we,” “us” and the “Company” refer to Navigator Holdings Ltd., a Marshall Islands corporation. All references in this annual report to our wholly-owned subsidiary “Navigator Gas L.L.C.” refer to Navigator Gas L.L.C., a Marshall Islands limited liability company. As used in this annual report, unless the context indicates or otherwise requires, references to “our fleet” or “our vessels” include 38 vessels we owned and operated as of December 31, 2017. As used in the annual report, (i) “WLR” refers to WL Ross & Co. LLC and (ii) the “WLR Group” refers to WLR and certain of its affiliated investment funds owning shares of our common stock, collectively.

Cautionary Statement Regarding Forward Looking Statements

Statements included in this annual report concerning plans and objectives of management for future operations or economic performance, or assumptions related thereto, including our financial forecast, contain forward-looking statements. In addition, we and our representatives may from time to time make other oral or written statements that are also forward-looking statements. Such statements include, in particular, statements about our plans, strategies, business prospects, changes and trends in our business and the markets in which we operate as described in this annual report. In some cases, you can identify the forward-looking statements by the use of words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Forward-looking statements appear in a number of places in this annual report. These risks and uncertainties include, but are not limited to:

•	future operating or financial results;

•	pending acquisitions, business strategy and expected capital spending;

•	operating expenses, availability of crew, number of off-hire days, drydocking requirements and insurance costs;

•	fluctuations in currencies and interest rates;

•	general market conditions and shipping market trends, including charter rates and factors affecting supply and demand;

ii

•	our financial condition and liquidity, including our ability to refinance our indebtedness as it matures or obtain additional financing in the future to fund capital expenditures, acquisitions and other corporate activities;

•	estimated future capital expenditures needed to preserve our capital base;

•	our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or the useful lives of our vessels;

•	our continued ability to enter into long-term, fixed-rate time charters with our customers;

•	changes in governmental rules and regulations or actions taken by regulatory authorities;

•	potential liability from future litigation;

•	our expectations relating to the payment of dividends;

•	our expectation regarding providing in-house technical management for certain vessels in our fleet and our success in providing such in-house technical management;

•	our ability to meet our expectations regarding the construction and financing of our proposed investment in an ethylene marine terminal in the U.S. Gulf and our expectations regarding the financial success of such terminal; and

•	other factors discussed in Item 3—Risk Factors of this annual report.

We expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. We make no prediction or statement about the performance of our common stock.

iii

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

A.	Selected Financial Data

The following table presents selected historical financial data for the years ended December 31, 2013, 2014, 2015, 2016 and 2017 which has been derived in part from our audited consolidated financial statements included elsewhere in this annual report, and should be read together with and qualified in its entirety by reference to such audited consolidated financial statements.

The following table should be read together with “Item 5—Operating and Financial Review and Prospects.”

	Navigator Holdings
	Year Ended December 31,
	2013	2014	2015	2016	2017
	(in thousands, except per share data, fleet data and average daily results)
Income Statement Data:
Operating Revenue	$238,338	$304,875	$315,223	$294,112	$298,595
Operating expenses:
Brokerage commissions	5,473	6,697	6,995	5,812	5,368
Voyage expenses	49,336	45,003	33,687	42,201	55,542
Costs of cargo sold	4,255	—	—	—	—
Charter-in costs	6,834	9,111	—	—	—
Vessel operating expenses	56,030	70,198	78,842	90,854	100,968
Depreciation and amortization	36,608	45,809	53,453	62,280	73,588
General and administrative costs	6,147	10,335	11,011	12,528	13,816
Other corporate expenses	3,496	2,260	2,553	1,976	2,131
Profit on sale of vessel	—	—	(550)	—	—
Vessel write down following collision	—	—	10,500	—	—
Insurance recoverable from vessel repairs	—	—	(9,892)	504	—

Total operating expenses	168,179	189,413	186,599	216,155	251,413

Operating income	$70,159	$115,462	$128,624	$77,957	$47,182

Net interest expense	27,464	26,821	29,730	32,142	41,475

Income before income taxes	$42,695	$88,641	$98,894	$45,815	$5,707
Income taxes	506	904	800	1,177	397

Net income	$42,189	$87,737	$98,094	$44,638	$5,310

Earnings per share:
Basic	$0.92	$1.59	$1.77	$0.81	$0.10
Diluted	$0.92	$1.58	$1.76	$0.80	$0.10
Weighted average number of shares outstanding:
Basic	46,031,386	55,336,402	55,360,004	55,418,626	55,508,974
Diluted	46,031,386	55,483,478	55,706,104	55,794,481	55,881,454

	Navigator Holdings
	Year Ended December 31,
	2013	2014	2015	2016	2017
	(in thousands, except per share data, fleet data and average daily results)
EBITDA(1)	$106,767	$161,271	$182,077	$140,237	$120,770
Balance Sheet Data (at end of period):
Cash and cash equivalents	$194,740	$62,526	$87,779	$57,272	$62,109
Total assets	1,326,790	1,375,290	1,560,505	1,724,843	1,853,887
Total liabilities	604,574	564,726	650,414	768,363	890,674
Total stockholders’ equity	722,216	810,564	910,091	956,480	963,213
Cash Flows Data:
Net cash provided by operating activities	$80,015	$133,114	$149,554	$86,748	$75,921
Net cash used in investing activities	(457,503)	(231,874)	(205,856)	(238,153)	(183,025)
Net cash provided by financing activities	431,358	(33,454)	81,555	120,898	111,941
Fleet Data:
Weighted average number of vessels(2)	19.6	24.8	27.8	31.3	36.2
Ownership days(3)	7,168	9,051	10,135	11,463	13,228
Available days(4)	7,044	8,906	9,865	11,255	13,195
Operating days(5)	6,544	8,666	9,298	9,888	11,564
Fleet utilization(6)	92.9%	97.3%	94.3%	87.9%	87.6%
Average Daily Results:
Time charter equivalent rate(7)	$28,262	$29,988	$30,280	$25,476	$21,018
Daily vessel operating expenses(8)	$8,115	$8,068	$7,779	$7,925	$7,635

(1)	EBITDA represents net income before net interest expense, income taxes and depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to consolidated net income or cash generated from operations, as determined by U.S. GAAP, and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is not a recognized measurement under U.S. GAAP.

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

The following table sets forth a reconciliation of net income to EBITDA for the periods presented:

	Navigator Holdings
	Year Ended December 31,
	2013	2014	2015	2016	2017
		(in thousands)
Net income	$42,189	$87,737	$98,094	$44,638	$5,310
Net interest expense	27,464	26,821	29,730	32,142	41,475
Income taxes	506	904	800	1,177	397
Depreciation and amortization	36,608	45,809	53,453	62,280	73,588

EBITDA	$106,767	$161,271	$182,077	$140,237	$120,770

(2)	We calculate the weighted average number of vessels during a period by dividing the number of total ownership days during that period by the number of calendar days during that period.
(3)	We define ownership days as the aggregate number of days in a period that each vessel in our fleet has been owned by us. Ownership days are an indicator of the size of our fleet over a period and the potential amount of revenue that we record during a period.
(4)	We define available days as ownership days less aggregate off-hire days associated with scheduled maintenance, which includes drydockings, vessel upgrades or special or intermediate surveys. We use available days to measure the aggregate number of days in a period that our vessels should be capable of generating revenues.
(5)	We define operating days as available days less the aggregate number of days that our vessels are off-hire for any reason other than scheduled maintenance. We use operating days to measure the aggregate number of days in a period that our vessels are servicing our customers.
(6)	We calculate fleet utilization by dividing the number of operating days during a period by the number of available days during that period. An increase in non-scheduled off-hire days would reduce our operating days, and therefore, our fleet utilization. We use fleet utilization to measure our ability to efficiently find suitable employment for our vessels.
(7)	Time charter equivalent rate, or “TCE rate,” is a measure of the average daily revenue performance of a vessel. TCE rate is not calculated in accordance with U.S. GAAP. TCE rate is a shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., time charters, voyage charters and contracts of affreightment, or “COAs”) under which the vessels may be employed between the periods. We include average daily TCE rate, as we believe it provides additional meaningful information in conjunction with net operating revenues, because it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. Our method of calculating TCE rate is to divide operating revenue (net of voyage expenses) by operating days for the relevant time period.

The following table represents a reconciliation of TCE rate to operating revenue, the most directly comparable financial measure calculated in accordance with U.S. GAAP for the periods presented:

	Year Ended December 31,
	2013	2014	2015	2016	2017
Fleet Data:
Operating revenue	$238,338	$304,875	$315,223	$294,112	$298,595
Voyage expenses	49,336	45,003	33,687	42,201	55,542

Operating revenue less Voyage expenses	189,002	259,872	281,536	251,911	243,053
Operating days	6,544	8,666	9,298	9,888	11,564
Average daily time charter equivalent rate	$28,262	$29,988	$30,280	$25,476	$21,018

(8)	Daily vessel operating expenses are calculated by dividing vessel operating expenses by ownership days for the relevant time period.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

The charter rates we receive will be dependent upon, among other things:

•	changes in the supply of vessel capacity for the seaborne transportation of liquefied gases, which is influenced by the following factors:

•	the number of newbuilding deliveries and the ability of shipyards to deliver newbuildings by contracted delivery dates and capacity levels of shipyards;

•	the scrapping rate of older vessels; and

•	the number of vessels that are out of service, as a result of vessel casualties, repairs and drydockings.

•	changes in the level of demand for seaborne transportation of liquefied gases, which is influenced by the following factors:

•	the level of production of liquefied gases in net export regions such as North America, the Middle East, Asia and Africa;

•	the level of demand for liquefied gases in net import regions such as Asia, Europe, Latin America and India;

•	the level of internal demand for petrochemicals to supply integrated petrochemical facilities in net export regions;

•	a reduction in global or general industrial activity specifically in the plastics and chemical industry;

•	the price of oil and other alternative fuels;

•	changes in the cost of petroleum and natural gas from which liquefied gases are derived;

•	prevailing global and regional economic conditions;

•	political changes and armed conflicts in the regions traveled by our vessels and the regions where the cargoes we carry are produced or consumed that interrupt production, trade routes or consumption of liquefied gases and the products made therefrom;

•	developments in international trade;

•	the distances between exporting and importing regions over which liquefied gases are to be moved by sea;

•	infrastructure to support seaborne liquefied gases, including pipelines, railways and terminals;

•	the availability of alternative transportation means;

•	changes in seaborne and other transportation patterns;

•	changes in liquefied gas carrier prices; and

•	changes in environmental and other regulations that may limit the production or consumption of liquefied gases or the useful lives of vessels.

Adverse changes in any of the foregoing factors could have an adverse effect on our revenues, profitability, liquidity, cash flow and financial position.

We are partially dependent on voyage charters in the spot market, and any decrease in spot charter rates in the future may adversely affect our earnings.

We currently own and operate a fleet of 38 vessels. Of those, 12 vessels are employed in the spot market, exposing us to fluctuations in spot market charter rates.

Although spot chartering is common in our industry, the spot market may fluctuate significantly. The successful operation of our vessels in the competitive spot market depends upon, among other things, obtaining profitable spot charters and minimizing, to the extent possible, time spent waiting for charters and time spent traveling in ballast and to pick up cargo. If future spot charter rates decline, we may be unable to operate our vessels trading in the spot market profitably or meet our obligations, including payments on indebtedness. Furthermore, as charter rates for spot charters are fixed for a single voyage or multiple voyages which may last up to several weeks or months, during periods in which spot charter rates are rising, we will generally experience delays in realizing the benefits from such increases.

We may be unable to charter our vessels at attractive rates, which would have an adverse impact on our business, financial condition and operating results.

Payments under our charters represent substantially all of our operating cash flow. Our time charters expire on a regular basis. If demand for liquefied gas carriers has declined at the time that our charters expire, we may not be able to charter our vessels at favorable rates or at all. If more vessels are added to the overall fleet through newbuilding programs, charter rates may reduce. In addition, while longer-term charters would become more attractive to us at a time when charter rates are declining, our customers may not want to enter into longer-term charters in such an environment. As a result, if our charters expire or newbuild vessels are delivered at a time when charter rates are declining, we may have to accept charters with lower rates or shorter terms than would be desirable. Furthermore, we may be unable to charter our vessels immediately after the expiration of their charters resulting in periods of non-utilization for our vessels. Our inability to charter our vessels at favorable rates or terms or at all would adversely impact our business, financial condition and operating results. Please read “Item 4—Information on the Company—Business Overview—Our Fleet.”

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

Charter rates for petrochemical gas cargoes can be higher than those for LPG, with charter rates for ethylene historically commanding an additional premium. While we believe that growth in production at petrochemical production facilities and regional supply and pricing imbalances will create opportunities for us to transport petrochemical gas cargoes, including ethane and ethylene, factors that are beyond our control may cause the supply of petrochemical gases available for seaborne transport to remain constant or even decline. For example, a significant portion of any increased production of petrochemicals in export regions may be used to supply local facilities that use petrochemicals as a feedstock rather than exported via seaborne trade. If the supply of petrochemical gases available for seaborne transport does not increase, we will not have the opportunity to obtain the premium charter rates associated with petrochemical gas cargoes, including ethane and ethylene, and our expectations regarding the growth of our business may not be met.

The market values of our vessels may fluctuate significantly. This could cause us to incur a loss, which could adversely affect our business, financial condition and operating results.

The market value of liquefied gas carriers fluctuates. While the market values of our vessels have declined as a result of the recent market slowdown, they still remain subject to a potential significant further decline depending on a number of factors including, among other things: shipyard capacity and the cost of newbuildings, general economic and market conditions affecting the shipping industry, prevailing charter rates, competition from other shipping companies, other modes of transportation, other types, sizes and age of vessels and applicable governmental regulations.

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

We estimate that drydocking expenditures can cost up to $2.0 million per vessel per drydocking, although these expenditures could vary significantly from quarter to quarter and year to year and could increase as a result of changes in:

•	the location and required repositioning of the vessel;

•	the cost of labor and materials;

•	customer requirements;

•	the types of vessels in our fleet;

•	the cost of replacement vessels;

•	the age of our fleet;

•	governmental regulations and maritime self-regulatory organization standards relating to safety, security or the environment;

•	competitive standards; and

•	high demand for drydock usage.

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

Any existing vessel or newbuilding we acquire may not be profitable at or after the time of acquisition or delivery and may not generate cash flow sufficient to cover the cost of acquisition. Market conditions at the time of delivery of any newbuildings may be such that charter rates are not favorable and the revenue generated by such vessels is not sufficient to cover their purchase prices.

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

We may pursue strategic acquisitions or investment opportunities we believe to be complementary to our core business of owning and operating handysize liquefied gas carriers and the transportation of LPG, petrochemical gases and ammonia. Such ventures may include, but are not limited to operating liquefied gas carriers in different size categories, expanding the types of cargo we carry and/or ventures or facilities involved in the export, distribution, mixing and/or storage of liquefied gas cargoes. While we have general knowledge and experience in the seaborne transportation services industry, we have no meaningful operating history outside of the ownership and operation of liquefied gas carriers and the transportation of LPG, petrochemical gases and ammonia.

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

We may be unable to realize the expected benefits from our proposed investment in an ethylene marine export terminal in the U.S. Gulf.

There are a number of contingencies that could impact the ability to complete the ethylene marine terminal on a timely basis or at all, including but not limited to the ability to receive on a timely basis regulatory approval to construct and operate the marine terminal. We do not have committed financing for our investment in the marine terminal. If our expectations with respect to the construction of the terminal or the financing of our investment in the terminal are not realized, it could have a material adverse effect on our business, financial condition and operating results.

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

If our vessels call on ports located in countries that are subject to restrictions imposed by the U.S. government, our reputation and the market for our securities could be adversely affected.

Although no vessels owned or operated by us have called on ports located in countries subject to sanctions and embargoes imposed by the U.S. government and other authorities or countries identified by the U.S. government or other authorities as state sponsors of terrorism, such as Cuba, Iran, Sudan and Syria, in the future our vessels may call on ports in these countries from time to time on charterers’ instructions in violation of contractual provisions that prohibit them from doing so. Sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. Although we believe that we have been in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines, penalties or other sanctions that could severely impact the market for our common shares, our ability to access U.S. capital markets and conduct our business and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us. Our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels and those violations could in turn negatively affect our reputation or the ability of our charters to meet their obligations to us or result in fines, penalties or sanctions.

The geopolitical risks associated with chartering vessels to state-owned corporations are significant and could have an adverse impact on our business, financial condition and operating results.

Petróleos de Venezuela S.A., or “PDVSA,” is a state-owned corporation of the Bolivarian Republic of Venezuela. PDVSA currently employs two of our vessels. PT Pertamina (Persero), or “Pertamina,” is a state-owned corporation of the Republic of Indonesia. Pertamina currently employs three of our vessels. Collectively, our charters with PDVSA and Pertamina generated more than 10% of our revenues for the year ended December 31, 2017. Our vessels that are chartered to Pertamina and PDVSA are subject to various risks, including (i) loss of revenue, property or equipment as a result of expropriation, nationalization, changes in laws, exchange controls, war, insurrection, civil unrest, strikes or other political risks, (ii) being subject to foreign laws and legal systems and the exclusive jurisdiction of Venezuelan or Indonesian courts or tribunals and (iii) the unilateral renegotiation of contracts and changes in laws and policies governing the operations of foreign companies in Venezuela or Indonesia. In addition, if a contract dispute arises it may be difficult for us to enforce our contractual rights against either Pertamina or PDVSA, as it may claim sovereign immunity against judgments from foreign courts. As a result, we are subject to significant economic uncertainty associated with doing business with state-owned corporations. We cannot predict how government policies may change under the current or any future Venezuelan or Indonesian administration, and future government policies could have a substantial adverse impact on our business, financial condition and operating results.

Operating our vessels in sanctioned areas or chartering our vessels to sanctioned individuals or entities would adversely affect our business, financial condition and operating results.

We have obligations and believe we comply fully with the various sanctions regimes around the world, not just the sanctions authorities of the United States, but also the relevant departments within the United Nations,

European Union and other individual countries, as well as governmental institutions and agencies of those countries. Our current 38 vessels transport LPG and other liquefied petrochemical gases throughout the globe and we are vigilant in ensuring our vessels do not call to countries or ports or trade with persons that may be on any lists which restrict or inhibit such trade or relationship. Any actual or alleged violations could materially damage our reputation and ability to do business.

Furthermore, if any of our customers were to become a sanctioned entity, the charterparty would end immediately and become void which could lead to one or more vessels being redelivered to us, ending what may be a long-term charter commitment.

We depend to a significant degree upon third-party managers to provide technical management services for our fleet.

We subcontract the majority of the technical management of our fleet, including crewing, maintenance and repair, to third-party technical managers, Northern Marine Management Ltd., or “NMM,” and Thome Ship Management Pte Ltd, or “Thome.” Our technical managers, in turn, contract with one or more manning agents for the provision of crews for our vessels. Although we have subcontracted the technical management of portions of our fleet to NMM since 2009 and Thome since 2015, our agreements with them are subject to annual renewal and may be terminated by us or our technical managers with three months’ notice. The loss of services of either or both of our technical managers or a failure to perform their obligations could have an adverse effect on our business, financial condition and operating results. Although we may have rights against our technical managers if they were to default on their obligations, shareholders will have no recourse against our technical managers. In addition, if we were to lose the services of one or all of our technical managers, we cannot guarantee that we will be able to find replacement technical managers on terms as favorable as those currently in place.

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

We currently provide in-house technical management for nine of our vessels. Providing in-house technical management for any vessel in our fleet may impose significant additional responsibilities on our management and staff. Further, because we had no experience providing technical management in-house prior to 2016, our management may encounter challenges as we develop and refine our technical management system.

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

Changes in fuel, or bunkers, prices may adversely affect our results of operation.

Fuel, or bunkers, is a significant expense for our vessels employed in the spot market and can have a significant impact on earnings. For our vessels employed on time charters, the charterer is generally responsible for the cost and supply of fuel; however, such cost may affect the charter rates we are able to negotiate for our vessels. Changes in the price of fuel may adversely affect our profitability. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by OPEC and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. In addition, the high sulphur fuel type we currently use on our vessels is subject to change as a consequence of International Maritime Organisation regulations in January 2020 and prices of the new lower sulphur fuel or any alternative may increase significantly which may reduce our profitability and adversely affect our results of operation.

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

We do not carry loss of hire insurance. If, at any time, we cannot operate any of our vessels due to mechanical problems, lack of seafarers to crew a vessel, prolonged drydocking periods, loss of certification, the loss of any charter or otherwise, our business, financial condition and operating results will be materially adversely affected. In the worst case, we may not receive any revenues because of the inability to operate any of our vessels, but we may be required to pay expenses necessary to maintain the vessel in proper operating condition.

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

Our vessels consist of a number of sets of sister ships, ranging from two vessels to six vessels. The vessels in each set of sister ships were built based on standard designs and are uniform in all material respects. Any latent design defects in one of the sister ships would likely affect all of its respective sister ships. We cannot assure you that latent defects will not be discovered in any of these vessels. In addition, all vessels that are sister ships have the same or similar equipment as all other such vessels. As a result, any equipment defect discovered in one vessel may affect one or all of the vessels that are sister ships with that vessel. Any disruptions in the operation of the vessels in our fleet, resulting from any such defects could adversely affect our business, financial condition and operating results.

Delays in deliveries of newbuildings or acquired vessels, or deliveries of vessels with significant defects, could harm our operating results and lead to the termination of any related charters that may be entered into prior to their delivery.

The delivery of any newbuildings we may order or of any vessels we agree to acquire in the future could be delayed, which would delay our receipt of revenues under any future charters we enter into for the vessels. In addition, under some of the charters we may enter into for newbuildings, if our delivery of a vessel to the customer is delayed, we may be required to pay liquidated damages in amounts equal to or, under some charters, almost double the hire rate during the delay. For prolonged delays, the customer may terminate the time charter, resulting in loss of revenues. The delivery of any newbuilding with substantial defects could have similar consequences.

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

The operation of liquefied gas carriers is inherently risky. We may not be able to adequately insure against all risks, and any particular claim may not be paid by insurance. None of our vessels are insured against loss of revenues resulting from vessel off-hire time. Certain insurance coverage is maintained through mutual protection and indemnity associations, and as a member of such associations we may be required to make additional payments over and above budgeted premiums if members claims exceed association reserves.

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

Loans under the secured term loan facilities are subject to quarterly repayments. If at such time we have not made alternative financing arrangements or generate substantial cash flows, any such repayments and our declining borrowing availability could have a material adverse effect on our business, financial condition and operating results.

If interest rates increase, it will affect the interest rates under our credit facilities, which could affect our results of operations.

Amounts borrowed under our existing credit facilities bear interest at an annual rate ranging from 2.10% to 2.70% above LIBOR. Interest rates have recently been at historic lows and any normalization in interest rates would lead to an increase in LIBOR, which would affect the amount of interest payable on amounts that we borrow under our credit facilities, which in turn could have an adverse effect on our results of operations.

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

Our future success depends to a significant extent upon our senior management, including our chairman, president and chief executive officer. Our senior management have substantial experience in the shipping industry and our chairman, president and chief executive officer and other members of the management team and others are crucial to the development of our business strategy and to the growth and development of our business. The loss of any of these individuals could adversely affect our business, financial condition and operating results.

Our major shareholder may exert considerable influence on the outcome of matters on which our shareholders will be entitled to vote, and its interests may be different from yours.

The WLR Group, our principal shareholder, owned approximately 39.4% of our common stock, as of December 31, 2017. The WLR Group may exert considerable influence on the outcome of matters on which our shareholders are entitled to vote, including the election of our directors to our board of directors and other significant corporate actions. The interests of the WLR Group may be different from your interests.

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

The 2016 United Kingdom referendum on its membership in the European Union (the “EU”) resulted in a majority of U.K. voters voting to exit the EU (“Brexit”). As a result, we face risks associated with the potential uncertainty and consequences that may follow Brexit, including with respect to volatility in exchange rates and interest rates as well as our ability to employ or retain employees in our UK Representative Office. Brexit could adversely affect European or worldwide political, regulatory, economic or market conditions and could contribute to instability in global political institutions, regulatory agencies and financial markets. Any of these effects of Brexit, and others we cannot anticipate, could adversely affect our business, results of operations and financial condition.

Risks Relating to Our Common Stock

We may issue additional equity securities without your approval, which would dilute your ownership interests.

We may issue additional shares of common stock or other equity or equity-linked securities without the approval of our shareholders, subject to certain limited approval requirements of the NYSE. In particular, we may finance all or a portion of the acquisition price of future vessels, including newbuildings, that we agree to purchase through the issuance of additional shares of common stock. Our amended and restated articles of incorporation, which became effective on November 5, 2013, authorize us to issue up to 400,000,000 shares of common stock, of which 55,531,831 shares were outstanding as of December 31, 2017. The issuance by us of additional shares of common stock or other equity or equity-linked securities of equal or senior rank will have the following effects:

•	our shareholders’ proportionate ownership interest in us will decrease;

•	the relative voting strength of each previously outstanding share may be diminished; and

•	the market price of the common stock may decline.

Future sales of our common stock could cause the market price of our common stock to decline.

Sales of a substantial number of our shares of common stock in the public market, or the perception that these sales could occur, may depress the market price for our common stock. These sales could also impair our ability to raise additional capital through the sale of our equity securities in the future. The WLR Group, our principal shareholder, owned approximately 39.4% of our common stock, as of December 31, 2017. In the future, the WLR Group may elect to sell large numbers of shares from time to time.

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

We are a “foreign private issuer,” as such term is defined in Rule 405 under the Securities Act of 1933, as amended, and therefore, we are not required to comply with all the periodic disclosure and current reporting requirements of the Exchange Act and related rules and regulations. Under Rule 405, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2018.

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

We may have to pay tax on U.S. source income with respect to the operation of our vessels, which would reduce our cash flow.

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

We believe that with respect to the operation of our vessels, we satisfied the requirements to qualify for an exemption from U.S. tax on our U.S. source gross transportation income imposed by Section 883 of the Code for 2016 and 2017, and that we will be able to satisfy those requirements for 2018 and future taxable years provided that our common stock satisfies certain listing and trading requirements and not more than 50.0% of our common stock is owned, or is deemed to be owned by operation of certain attribution rules, for more than half of the days of such year, by 5.0% shareholders. The composition of owners of our common stock, including the quantity a shareholder may purchase in a given year, and the trading volumes of our common stock, are beyond our control. As a result, there can be no assurance that we can satisfy this stock ownership requirement for the current or any future year. If we did not satisfy the stock ownership requirement, we would likely not qualify for an exemption under Section 883 for such year. If we fail to qualify for this exemption in any taxable year, U.S. source gross transportation income earned by us and our subsidiaries will generally be subject to a 4.0% U.S. federal income tax. For a more detailed discussion of Section 883 of the Code, the rules relating to exemptions under Section 883 and our ability to qualify for an exemption, please read Item 4B “Business—Taxation of the Company—U.S. Taxation.”

The vessels in our fleet do not currently engage in transportation that begins and ends in the United States, and we do not expect that we or our subsidiaries will in the future earn income from such transportation. If, notwithstanding this expectation, our subsidiaries earn income in the future from transportation that begins and ends in the United States, that income would be subject to a net income tax in the United States (currently at a 21% rate).

Item 4.	Information on the Company

A.	History and Development of the Company

General

Navigator Holdings Ltd. was formed in 1997 as an Isle of Man public limited company for the purpose of building and operating a fleet of five semi-refrigerated, ethylene-capable liquefied gas carriers. In January 2003, the previous owners and managers filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Southern District of New York. On August 9, 2006, the Company emerged from bankruptcy. As part of the plan of reorganization, the bondholders received all of the equity interests in the Company. Lehman Brothers Inc. became our principal shareholder, holding an approximate 44.1% ownership interest (subsequently reduced to 33.0% following the issue of additional shares). In October 2012, the ownership interests held by Lehman Brothers Holdings Inc. were acquired by our principal shareholder, the WLR Group, which currently owns 39.4% of our common stock. Please see “Item 7—Major Shareholders and Related Party Transactions.”

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

In March 2008, we redomiciled in the Republic of the Marshall Islands and maintain our principal executive offices at 10 Bressenden Place, London, SW1E 5DH. Our telephone number at that address is +44 20 7340 4850. Our agent for service of process in the United States is CT Corporation System and its address is 650 Madison Avenue, 25th Floor, New York, New York 10022.

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

Our fleet consists of 38 vessels. We have 33 semi- or fully-refrigerated handy size liquefied gas carriers, of which ten are ethylene/ethane capable. We define handysize liquefied gas carriers as those liquefied gas carriers with capabilities between 15,000 and 24,999 cbm. Our handysize liquefied gas carriers can accommodate medium- and long-haul routes that may be uneconomical for smaller vessels and can call at ports that are unable to support larger vessels due to limited onshore capacity, absence of fully-refrigerated loading infrastructure and/or vessel size restrictions.

In addition, we have four midsize 37,300 cbm ethylene/ethane-capable semi-refrigerated liquefied gas carriers. Our midsize ethylene/ethane-capable semi-refrigerated gas carriers enable long-haul transportation of ethylene/ethane that may be uneconomical for smaller vessels.

We have one 38,000 cbm fully-refrigerated gas carrier which trades predominately from North West Europe and the Mediterranean to Morocco, carrying Ammonia.

We play a vital role in the liquefied gas supply chain for energy companies, industrial consumers and commodity traders, with our sophisticated vessels providing an efficient and reliable ‘floating pipeline’ between the parties. We continue to build strong, long-term partnerships based on mutual trust, our deep technical expertise and a modern versatile fleet

We also carry LPG for major international energy companies, state-owned utilities and reputable commodities traders. LPG, which consists of propane and butane, is a relatively clean alternative energy source with more than 1,000 applications, including as a heating, cooking and transportation fuel and as a petrochemical and refinery feedstock. LPG is a by-product of oil refining and LNG extraction, and shale gas, principally from the U.S.

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

Our vessels also carry ammonia for the producers of fertilizers, a main use of ammonia for the agricultural industry, and for ammonia traders.

We and Enterprise Partners L.P. announced on January 31, 2018 the execution of definitive agreements creating a 50/50 joint venture to build a new ethylene export terminal in the U.S. Gulf that will have the capacity to export approximately one million tons of ethylene per year. Refrigerated storage for 30,000 tons of ethylene will be constructed on-site and will provide the capability to load ethylene at rates of 1,000 tons per hour. The project is supported by long-term contracts with customers that include ethylene producer Flint Hills Resources and a major polymer trading company. Construction remains conditioned on receipt of all necessary regulatory approvals. The target for the completion of the facility is the first quarter of 2020. The Company is contemplating a financing of up to $200 million to cover, in large part, its investment in the joint venture, although this may be altered as additional cost information is obtained.

Our Business Strategies

Our objective is to enhance shareholder value by executing the following business strategies:

•	Maintain a customer-driven chartering strategy. We will continue to seek and build strong partnerships through open collaboration and by continually meeting our clients’ specialist requirements, and in doing so enhance our returns through a flexible vessel employment strategy that includes a base of long term time charter commitments. In addition, we will seek to further strengthen our existing relationships with customers based on mutual trust, our depth of technical expertise and a modern versatile fleet.

•	Capitalize on the increasing demand for seaborne transportation of petrochemicals, including ethane and ethylene. We intend to use our ethane and ethylene capable vessels to pursue long term charter commitments from the anticipated increases in transportation opportunities globally for ethane and ethylene that we expect will result directly and indirectly from the growth in U.S. shale oil and gas production and associated hydro-carbons.

•	Assist in the development of global petrochemical infrastructure projects. We intend to use our knowledge and expertise in supporting the growth of petrochemical infrastructure projects around the world to provide stable returns and to provide incremental demand for our fleet of versatile liquefied gas carriers. We seek to assist in enabling the global flow of these petrochemical gases by providing an efficient and reliable ‘floating pipeline’ between the producers and consumers.

•	Become a leading participant in the seaborne transportation of the increasing U.S. petrochemicals production. We intend to take a leading role in the transportation of the sizeable volumes of additional petrochemical cargos expected to originate from the U.S. following the recent extensive investments in petrochemical production by producers and oil majors.

•	Maintain reputation for operational excellence. We believe we have established a track record in the industry of operational excellence based on our significant experience in the operation and ownership of highly sophisticated liquefied gas carriers. We will endeavor to maintain and improve these high standards with regard to cargo handling, vessel performance and reliability and operational excellence.

•	Create a strong in-house technical management function. We plan to increase the number of vessels from our fleet that we technically manage in-house, enabling us to sustain and improve the first-rate quality of our vessels’ capabilities. We now provide in-house technical management for nine of our 38 vessels, as we continue to refine and improve our systems, whilst understanding the importance of complying with health, safety and environmental regulations and well as operating to the highest standards transporting cargoes safely, efficiently and securely around the globe.

•	Maintain a strong balance sheet with moderate debt levels. We will seek to maintain our moderate leverage in the future by financing our growth, or refinancing our expiring debt facilities with a balanced mix of cash from operations, bank, bond and equity financings.

Our Fleet

The following table sets forth our vessels as of March 5, 2018:

Operating Vessel	Year Built	Vessel Size (CBM)	Employment Status	Charter Expiration Date
Ethylene/ethane capable semi-refrigerated
Navigator Orion (formerly known as Navigator Mars)	2000	22,085	Time charter	October 2020
Navigator Neptune	2000	22,085	Spot market	—
Navigator Pluto	2000	22,085	Time charter	May 2018
Navigator Saturn	2000	22,085	Spot market	—
Navigator Venus	2000	22,085	Spot market	—
Navigator Atlas	2014	21,000	Contract of affreightment	December 2018
Navigator Europa	2014	21,000	Contract of affreightment	December 2018
Navigator Oberon	2014	21,000	Contract of affreightment	December 2018
Navigator Triton	2015	21,000	Spot market	—
Navigator Umbrio	2015	21,000	Spot market	—
Navigator Aurora	2016	37,300	Time charter	December 2026
Navigator Eclipse	2016	37,300	Time charter	November 2020
Navigator Nova	2017	37,300	Time charter	February 2019
Navigator Prominence	2017	37,300	Time charter	June 2018

Semi-refrigerated
Navigator Magellan	1998	20,700	Time charter	May 2018
Navigator Aries	2008	20,750	Time charter	March 2018
Navigator Capricorn	2008	20,750	Spot market	—
Navigator Gemini	2009	20,750	Spot market	—
Navigator Pegasus	2009	22,200	Spot market	—
Navigator Phoenix	2009	22,200	Time charter	March 2018
Navigator Scorpio	2009	20,750	Time charter	April 2018
Navigator Taurus	2009	20,750	Time charter	April 2018
Navigator Virgo	2009	20,750	Time charter	April 2018
Navigator Leo	2011	20,600	Time charter	December 2023
Navigator Libra	2012	20,600	Time charter	December 2023
Navigator Centauri	2015	21,000	Spot market	—
Navigator Ceres	2015	21,000	Time charter	April 2018
Navigator Ceto	2016	21,000	Time charter	April 2018
Navigator Copernico	2016	21,000	Time charter	June 2018
Navigator Luga	2017	22,000	Time charter	February 2022
Navigator Yauza	2017	22,000	Time charter	April 2022

Fully-refrigerated
Navigator Glory	2010	22,500	Spot market	—
Navigator Grace	2010	22,500	Spot market	—
Navigator Galaxy	2011	22,500	Time charter	March 2019
Navigator Genesis	2011	22,500	Spot market	—
Navigator Global	2011	22,500	Time charter	November 2018
Navigator Gusto	2011	22,500	Time charter	September 2018
Navigator Jorf	2017	38,000	Time charter	August 2026

Navigator Pluto, Navigator Aries and Navigator Global, which are chartered to Pertamina, the Indonesian state-owned producer of hydrocarbons, are owned by PT Navigator Khatulistiwa, an Indonesian limited liability company, or “PTNK.” Operations in Indonesia are subject, among other things, to the Indonesian Shipping Act. That law generally provides that in order for certain vessels involved in Indonesian cabotage to obtain the requested licenses, the owners must either be wholly Indonesian owned or have a majority Indonesian shareholding. PTNK is a joint venture of which 49% of the voting and dividend rights are owned by a wholly owned subsidiary of Navigator Holdings, and 51% of such rights are owned by Indonesian limited liability companies. The joint venture agreement for PTNK provides that certain actions relating to the joint venture or the vessels require the prior written approval of Navigator Holdings’ subsidiary, which may be withheld only on reasonable grounds and in good faith. PTNK is accounted for as a fully consolidated VIE in our financial statements.

As of December 31, 2017, the average monthly time charter rate for our 21 vessels operating under time charters was approximately $658,430 ($21,647 per day) per calendar month. Our current monthly charter rates range from approximately $320,000 to approximately $1,095,000. These time charter rates are the gross monthly charter rates before payment of address and brokerage commissions to charterers and their shipbrokers. Address and brokerage commissions typically range between 1.0% and 5.0% of the gross monthly charter rate. On average, we pay a 2.3% address and brokerage commission with respect to our current time charters.

Our Customers

We provide seaborne transportation and distribution services for LPG, ethylene, petrochemical gases and ammonia to:

•	Oil and Gas Companies, such as ExxonMobil, ENI, Repsol, ENAP, Aygaz, PEMEX, BPCL, Shell, and Total SA, leading oil and gas companies; Petróleos de Venezuela S.A., or “PDVSA,” the Venezuelan state-owned integrated oil and petrochemical company; PT Pertamina (Persero), or “Pertamina,” the Indonesian state-owned producer of hydrocarbons and petrochemicals; Sibur, a Russian gas processing and petrochemicals company and Sonatrach, the national oil and gas company of Algeria;

•	Chemical Companies, such as SABIC, a multi-national chemicals manufacturing corporation; OCP a world leading fertilizer producer and ammonia importer; Borealis, a leading multi-national chemical corporation; Muntajat, a Qatari state-owned chemical producer; and Braskem, a Brazilian petrochemical manufacturer;

•	Energy Trading Companies, such as Mitsubishi International Corporation, a leading trade, commodities, finance and investment company; Kolmar and BGN, both international commodity trading companies; Geogas, a leading LPG trading company; Trafigura Limited, an international commodities trading and logistics company; SHV, a multi-national energy trader and leading LPG distributor; Vitol Group, an independent energy trading company; and Glencore PLC, a multi-national commodity trading and mining company.

In 2017, an aggregate of 55.1% of our revenues were derived from a combination of a contract of affreightments and time charters with Braskem, Mitsubishi, Sibur and Pertamina. The following table sets forth the percentage of our total revenues derived from our customers for the years ended December 31, 2016 and 2017:

	Percentage of Total Revenues
	Year Ended December 31,
Customer	2016	2017
Braskem	18.2%	16.5%
Mitsubishi	16.4%	16.3%
Sibur	7.9%	11.9%
Pertamina	9.4%	10.4%
Kolmar	6.1%	9.5%
Other customers	52.0%	35.4%

Vessel Employment

Our chartering strategy is to combine a base of time charters and COAs with voyage charters. We currently operate a total of 38 vessels, of which 23 are employed under time charters, 12 are employed in the spot market and three under contracts of affreightment. As of December 31, 2017, 21 were employed under time charters, 12 were employed in the spot market and five were employed under contracts of affreightment.

Our voyage charters during 2017 included significant seaborne transportation of petrochemicals. Our semi-refrigerated vessels are highly versatile in that they, unlike fully-refrigerated vessels, can accommodate petrochemicals, LPG and ammonia at ambient as well as fully-refrigerated temperatures.

Petrochemicals (such as ethylene, ethane, propylene and butadiene) transported on spot voyage contracts during the 12 months of 2017 continued to rise accounting for 84% of all voyage days, against 77% of voyage days in 2016 and 39% in 2015. Conversely LPG voyage days continued to fall, accounting for only 16% of total voyage days in 2017. A typical petrochemical voyage is categorized as long haul, or deep sea, and is typically much longer in duration compared to handy size LPG voyages, which tend to be regional based.

The underlying petrochemical voyages principally commence in the U.S., South America and the Middle East and sail to the Far East and Europe to discharge. However, these trade routes may change in the future, subject to fluctuating arbitrages between the various geographical regions.

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

Management and Maintenance. Under our time charters, we are responsible for providing for the technical management of the vessel and for maintaining the vessel, periodic drydocking, cleaning and painting and performing work required by regulations. Currently, we work together with two third party technical managers,

NMM and Thome as well as our own in-house technical management function, to arrange for these services to be provided for all of our vessels. Please read “—Technical Management of the Fleet” for a description of the material terms of the technical management agreements.

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

Voyage Charter/ Contract of Affreightment (“COA”)

A voyage charter is a contract, typically for shorter intervals, for transportation of a specified cargo between two or more designated ports. A COA essentially constitutes a series of voyage charters to carry a specified quantity of cargo during a specified time period. A voyage charter is priced on a current or “spot” market rate, typically on a price per ton of product carried rather than a daily or monthly rate. Under voyage charters, we are responsible for all of the voyage expenses in addition to providing the crewing and other vessel operating services.

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

Intermediate Surveys. Extended annual surveys are referred to as intermediate surveys and typically are conducted two and a half years after commissioning and each class renewal. Intermediate surveys may be carried out on the occasion of the second or third annual survey.

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

Technical Management of the Fleet

General

We outsource the technical management of a significant number of our vessels, to NMM and Thome, third-party technical management companies, under the terms of standard ship management agreements, or the “technical management agreements.” We refer to NMM and Thome herein as our “technical managers.” We currently provide in-house technical management to nine of our vessels.

NMM is a wholly-owned subsidiary of Stena AB Gothenburg, formed in 1983 and located in Clydebank, Scotland. Thome Ship Management was formed in 1976, and is a wholly owned subsidiary of Thome Group located in Singapore. Each of our technical managers involved in the management of a wide range of vessels, with NMM having over 100 vessels under management and Thome over 300 vessels under management. Our technical managers have fully-owned crew recruitment agencies in major crew recruitment countries, are active in all aspects of technical, marine and crewing activities, and are each accredited to International Standards Organization (“ISO”) 9001 and ISO 14001 standards. We believe our technical managers manage all of their vessels in a safe and proper manner in accordance with owners’ requirements, design parameters, flag state and class requirements, charter party requirements and the international safety management code.

During 2017, we continued to expand our in-house technical management, transferring a further four vessels in-house from our technical managers. As we grow, we intend to seek opportunities to gain greater control over the management of our vessels and enhance customer service, reliability and our relationship with our charterers. Prior to 2016, we had not provided in-house technical management for any vessel in our fleet. Providing in-house technical management for any vessel in our fleet may impose significant additional responsibilities on our management and staff. Please see “Item 3—Key Information—Risk Factors—Risks Related to Our Business”

We believe our vessels are operated in a manner intended to protect the safety and health of employees, the general public and the environment. We actively manage the risks inherent in our business and are committed to eliminating incidents that threaten safety and the integrity of the vessels, such as groundings, fires, collisions and petroleum spills. We are also committed to reducing emissions and waste generation.

Technical Management Services

Under the terms of our ship management agreements with our technical managers, and under our supervision, our technical managers are responsible for the day-to-day activities of our externally managed fleet and are required to, among other things:

•	provide competent personnel to operate and supervise the maintenance and general efficiency of our vessels;

•	arrange and supervise the maintenance, drydockings, repairs, alterations and upkeep of our vessels to the standards required by us and in accordance with all requirements and recommendations of our vessels’ classification society, flag state and applicable national and international regulations;

•	ensure that our vessels comply with the law of their flag state;

•	arrange the supply of necessary stores, spares and lubricating oil for our vessels;

•	appoint such surveyors and technical consultants as they may consider from time to time necessary;

•	operate the vessels in accordance with the ISM Code and the ISPS Code;

•	develop, implement and maintain a safety management system in accordance with the ISM Code;

•	arrange the sampling and testing of bunkers;

•	install planned maintenance system software on-board our vessels;

•	provide emergency response services and support to our vessels in case of an incident or accident; and

•	operate our vessels in accordance with the agreed budgets.

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

Fees and Expenses

As consideration for providing us with both technical and crewing management for our fleet, our third party managers currently receive a management fee of approximately $0.2 million per vessel per year, payable in equal monthly instalments in advance. The crewing management fee for our in-house technically managed vessels is approx. $0.1 million per vessel per year. We pay for any expenses incurred in connection with operating expenses for our vessels.

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

Under the terms of the NMM and Thome ship management agreements, in the event that the technical management agreement is terminated for any reason other than by reason of default by either technical manager or the loss, sale or other disposition of the vessels, we are obligated to continue to pay the management fee for three calendar months from the termination date.

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

We believe that the crewing arrangements ensure that our vessels are crewed with qualified seafarers that have the licenses required by international regulations and conventions. As of December 31, 2017, there were approximately 1,600 seagoing staff.

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

War Risks Insurance

We also carry insurance policies covering war risks (including piracy and terrorism). Each vessel in our existing fleet is covered for up to $100.0 million, with no deductible. When our vessels travel into certain hostile regions, we are required to notify our war risk insurance carrier, and may incur an additional premium of approximately $4,000 per breach, generally for up to seven days. These additional premiums are typically paid by the charterers pursuant to the terms of our time charter agreements and are paid by us under the terms of our voyage charter and COA agreements.

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

The Standard Club and Britannia each insure in excess of 100 million gross tons of shipping from all parts of the world and from all sectors of the shipping industry. The Standard Club and Britannia each have entered into pooling agreements to reinsure the respective association’s liabilities. Each International Group P&I Association currently bears the first $10.0 million of each claim. The excess of each claim over $10.0 million up to $30.0 million is shared by the P&I Associations under the pooling agreement. The excess of each claim over $30.0 million is shared by the members of The International Group under a reinsurance contract, which provides coverage of up to $3.1 billion per claim. Claims which exceed $3.1 billion are pooled between The International Group by way of “overspill” up to approximately $5.5 billion, which represents the current coverage limit per vessel per incident. Our current protection and indemnity insurance coverage for pollution is limited to $1.0 billion per vessel per incident, with the following per vessel per incident deductibles: $22,000 to $24,200 for fixed and floating objects claims, $50,000 to $55,000 for collisions, $6,050 to $7,500 for crew claims, $8,500 to $12,500 for cargo damage and $5,500 to $7,000 for all other incidents. As a member of both The Standard Club and Britannia, each of which is a member of The International Group, we are subject to calls payable to the associations based on our claim records as well as the claim records of all other members of the individual associations, and members of the pool of P&I Associations comprising The International Group.

Risk Management

To assess and mitigate risk we use computer based risk assessment tools, root cause analysis programs, planned and condition based maintenance programs, seafarers competence training programs, computer based training modules, seafarers workshops and seminars, as well as membership in emergency response organizations.

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

Although we believe that we are substantially in compliance with applicable environmental laws and regulations and have all permits, licenses and certificates required for our vessels, future non-compliance or failure to maintain necessary permits or approvals could require us to incur substantial costs or temporarily suspend operation of one or more of our vessels. A variety of governmental and private entities inspect our vessels on both a scheduled and unscheduled basis. These entities, each of which may have unique requirements and each of which conducts frequent inspections, include local and port state authorities, such as the U.S. Coast Guard, harbor master or equivalent, classification societies, flag state, or the administration of the country of registry and charterers. We expect that our vessels will also be subject to inspection by these governmental and private entities on both a scheduled and unscheduled basis.

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

NMM holds the International Standards Organization, or “ISO,” Environmental Standard for the management of the significant environmental aspects associated with the ownership and operation of a fleet of drybulk carriers and vessels. NMM and Thome have received their ISO 9001 certification (quality management systems), the ISO 14001 Environmental Standard, and NMM the ISO 50001 (energy efficiency). In summary terms, the ISO 14001 certification requires that we commit managerial resources to act on our environmental policy through an effective management system.

International Maritime Regulations

The IMO is the United Nations’ agency that provides international regulations governing shipping and international maritime trade. The requirements contained in the ISM Code, promulgated by the IMO, govern our operations. Among other requirements, the ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a policy for safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and also describing procedures for responding to emergencies. We and our ship managers each hold a Document of Compliance under the ISM Code for operation of Gas Carriers.

Vessels that transport gas, including our vessels, are also subject to regulation under the International Gas Carrier Code, or the “IGC Code,” published by the IMO. The IGC Code provides a standard for the safe carriage of liquid gases by prescribing the design and construction standards of vessels involved in such carriage. Compliance with the IGC Code must be evidenced by a Certificate of Fitness for the Carriage of Liquefied Gases in Bulk. Each of our vessels is in compliance with the IGC Code. Non-compliance with the IGC Code or other applicable IMO regulations may subject a shipowner or a bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports.

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

Air Emissions

The International Convention for the Prevention of Marine Pollution from Ships, or “MARPOL,” is the principal international convention negotiated by the IMO governing marine pollution prevention and response. MARPOL imposes environmental standards on the shipping industry relating to oil spills, management of garbage, the handling and disposal of noxious liquids, sewage and air emissions. MARPOL 73/78 Annex VI “Regulations for the prevention of Air Pollution,” or “Annex VI,” entered into force on May 19, 2005, and applies to all ships, fixed and floating drilling rigs and other floating platforms. Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from ship exhausts, emissions of volatile compounds from cargo tanks, incineration of specific substances, and prohibits deliberate emissions of ozone depleting substances. Annex VI also includes a global cap on sulfur content of fuel oil and allows for emission control areas (“ECAs”) to be established with more stringent controls on sulfur emissions. The certification requirements for Annex VI depend on size of the vessel and time of periodical classification survey. Ships weighing more than 400 gross tons and engaged in international voyages involving countries that have ratified the conventions, or ships flying the flag of those countries, are required to have an International Air Pollution Certificate, or an “IAPP Certificate.” Annex VI came into force in the United States on January 8, 2009. As of December 31, 2017, all our ships delivered or drydocked since May 19, 2005, have all been issued with IAPP Certificates.

Annex I to MARPOL, which applies to various ships delivered on or after August 1, 2010, includes requirements for the protected location of the fuel tanks, performance standards for accidental oil fuel outflow, a tank capacity limit and certain other maintenance, inspection and engineering standards. IMO regulations also require owners and operators of vessels to adopt Ship Oil Pollution Emergency Plans. Periodic training and drills for response personnel and for vessels and their crews are required.

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

As of January 2015, the limitations on sulfur emissions from ships operating within all Emission Control Areas (ECA) require that fuels contain no more than 0.1% sulfur. Additionally, more stringent emission standards for sulfur and nitrogen oxide apply in United States and Canadian coastal areas designated by the IMO’s Marine Environment Protection Committee, as discussed in “—Clean Air Act” below. On March 26, 2010, the IMO designated waters off North American coasts as an ECA in which stringent emission standards would apply. The first-phase fuel standard for sulfur in the North American ECA went into effect in 2012, and the second phase began in 2015. Further, on July 15, 2011, the IMO designated waters around Puerto Rico and the U.S. Virgin Islands as an ECA. The first-phase fuel standard for sulfur in the U.S. Caribbean ECA went into effect in 2014, and the second phase began in 2015. Beginning in 2016, stringent engine standards for nitrogen oxide became effective in both the North American ECA and the U.S. Caribbean ECA. U.S. air emissions standards have incorporated these amended Annex VI requirements, and once these amendments become fully effective, we may incur costs to comply with these revised standards. Finally, China has designated three ECAs at the Pearl River Delta, the Yangtze River Delta and Bohai Bay. Beginning January 1, 2019, vessels operating within these areas will be required to use fuels with no more than 0.5% sulfur. Additional or new conventions, laws and regulations may be adopted that could require the installation of expensive emission control systems.

Ballast Water Management Convention

The IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments, or the “BWM Convention,” in February 2004. The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements (beginning in 2009), to be replaced in time with a requirement for mandatory ballast water treatment. The BWM Convention was ratified by the sufficient number of states on September 8, 2016 and entered into force on September 8, 2017. As referenced below, the U.S. Coast Guard issued new ballast water management rules on March 23, 2012, and the U.S. Environmental Protection Agency, or “EPA,” issued a new Vessel General Permit in March 2013 that contains numeric technology-based ballast water effluent limitations. From 2016 (or not later than the first intermediate or renewal survey after 2016), only ballast water treatment will be accepted by the BWM Convention. Installation of ballast water treatments systems will be needed on all our vessels to comply with the BWM Convention and U.S. regulations discussed below. We will begin implementing the ballast water treatment system on vessels at an additional cost of approximately $0.6 million per vessel commencing with planned drydocks scheduled after January 1, 2018.

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

Although the United States is not a party to these conventions, many countries have ratified and follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended in 2000, or the “CLC.” Under this convention and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel’s registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. The limited liability protections are forfeited under the CLC where the spill is caused by the owner’s actual fault and under the 1992 Protocol where the spill is caused by the owner’s intentional or reckless conduct. Vessels trading to states that are parties to these conventions must provide evidence of insurance covering the liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or on a strict-liability basis.

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

Effective December 21, 2015, the U.S. Coast Guard adjusted the limits of OPA liability to the greater of $2,200 per gross ton or $18,796 million for any double-hull tanker that is over 3,000 gross tons (subject to possible adjustment for inflation) (relevant to the Alma Maritime carriers). These limits of liability do not apply, however, where the incident is caused by violation of applicable U.S. federal safety, construction or operating regulations, or by the responsible party’s gross negligence or willful misconduct. These limits likewise do not apply if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the substance removal activities. This limit is subject to possible adjustment for inflation. OPA 90 specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters. In some cases, states, which have enacted their own legislation, have not yet issued implementing regulations defining shipowners’ responsibilities under these laws. We believe that we are in substantial compliance with OPA 90 and all applicable state regulations in the ports where our vessels call. OPA 90 requires owners and operators of vessels to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet the limit of their potential strict liability under OPA 90. Under the regulations, evidence of financial responsibility may be demonstrated by insurance, surety bond, self-insurance or guaranty. Under OPA 90 regulations, an owner or operator of more than one vessel is required to demonstrate evidence of financial responsibility for the entire fleet in an amount equal only to the financial responsibility requirement of the vessel having the greatest maximum liability under OPA 90. Each of our ship-owning subsidiaries that has vessels trading in U.S. waters has applied for, and obtained from the U.S. Coast Guard National Pollution Funds Center, three-year certificates of financial responsibility, or “COFRs,” supported by guarantees which we purchased from an insurance based provider. We believe that we will be able to continue to obtain the requisite guarantees and that we will continue to be granted COFRs from the U.S. Coast Guard for each of our vessels that is required to have one.

Future spills could prompt the U.S. Congress to consider legislation to increase or even eliminate the limits of liability under OPA 90. Compliance with any new requirements of OPA 90 may substantially impact our cost of operations or require us to incur additional expenses to comply with any new regulatory initiatives or statutes. Any additional legislation or regulation applicable to the operation of our vessels that may be adopted in the future could adversely affect our business and ability to make distributions to our shareholders.

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

The 2013 VGP includes a tiered requirement for obtaining coverage based on the size of the vessel and the amount of ballast water carried. Vessels that are 300 gross tons or larger and have the capacity to carry more than eight cubic meters of ballast water must submit notices of intent (NOIs) to receive permit coverage between six and nine months after the permit’s issuance date. Vessels that do not need to submit NOIs are automatically authorized under the permit.

The VGP imposes additional requirements on certain Regulated Vessel types that emit discharges unique to those vessels. Administrative provisions, such as inspection, monitoring, recordkeeping and reporting requirements, are also included for all Regulated Vessels.

National Invasive Species Act

In March 2012, the U.S. Coast Guard issued a final rule establishing standards for the allowable concentration of living organisms in ballast water discharged in U.S. waters and requiring the phase-in of Coast Guard approved BWM Systems. The rule went into effect in June 2012, and adopts ballast water discharge standards for vessels calling on U.S. ports and intending to discharge ballast water equivalent to those set in IMO’s BWM Convention. The final rule requires that ballast water discharge have fewer than 10 living organisms per milliliter for organisms between 10 and 50 micrometers in size. For organisms larger than 50 micrometers, the discharge must have fewer than 10 living organisms per cubic meter of discharge. In May 2016, the U.S. Coast Guard published a review of the practicability of implementing a more stringent ballast water discharge standard. The results concluded that the technology to achieve a significant improvement in ballast water treatment efficacy cannot be practically implemented. If Coast Guard type approved technologies are not available by a vessel’s compliance date, the vessel may request an extension to the deadline from the U.S. Coast Guard. While the 2012 rule imposes consistent numeric effluent limits for living organisms in ballast water discharges, it does not provide for compliance date extensions if Coast Guard-approved treatment technologies are not available.

In February 2016, the U.S. Coast Guard issued a new rule amending the Coast Guard’s ballast water management recordkeeping requirements. Effective February 22, 2016, vessels with ballast tanks operating exclusively on voyages between ports or places within a single Captain of the Port zone must submit an annual report of their ballast water management practices. Further, under the amended requirements, vessels may submit their reports after arrival at the port of destination instead of prior to arrival.

Clean Air Act

The U.S. Clean Air Act of 1970, as amended, or the “CAA,” requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas and emission standards for so-called “Category 3” marine diesel engines operating in U.S. waters. The marine diesel engine emission standards are currently limited to new engines beginning with the 2004 model year. On April 30, 2010, the EPA promulgated final emission standards for Category 3 marine diesel engines equivalent to those adopted in the amendments to Annex VI to MARPOL. These emission standards require an 80% reduction in nitrogen dioxides for newly-built engines effective 2016. In February 2015, the EPA amended its marine diesel engine requirements to temporarily allow marine equipment manufacturers to use allowances if a compliant marine engine is not available. Compliance with these standards may cause us to incur costs to install control equipment on our vessels in the future.

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

In-House Inspections

We, NMM and Thome carry out inspections of the ships on a regular basis; both at sea and while the vessels are in port, while we carry out inspection and ship audits to verify conformity with managers’ reports. The results of these inspections, which are conducted both in port and underway, result in a report containing recommendations for improvements to the overall condition of the vessel, maintenance, safety and crew welfare. The vessels we manage in house are inspected on a regular basis to verify their condition and that upkeep, maintenance, crewing standards and welfare are in compliance with the requirements of our Safety Management System.

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

Our existing fleet had an average age of 6.8 years as of December 31, 2017, which is significantly less than the average age of the world-wide fleet of handysize liquefied gas carriers. We believe that our relatively young fleet positions us well to compete in terms of our vessels meeting the strategic and operational needs of our charterers. We own and operate the largest fleet in our size segment, which, in our view, enhances our position relative to our competitors. While there are some barriers to entry, including the complexity of operating semi-refrigerated gas carriers that constantly require switching between a myriad of cargo types, crew expertise and the cost of, and availability of finance for, liquefied gas carriers, new entrants have entered the market over the last three years.

We believe that the market for obtaining new charters will continue to be highly competitive for the foreseeable future. However, we believe that our relationships, the reliability we strive to provide to our customers, the experience of the crews that service our vessels and the age and technical ability of our versatile fleet will provide us with a competitive advantage, both within the handysize segment and across the broader liquefied gas carrier industry.

Properties

Other than our vessels, we do not own any material property. We lease office space for our representative offices in New York, London and Gdynia.

The previous lease term for our representative office in London ended in March 2017. We entered into a new lease for an alternate office space for a period of 10 years with a mutual break option in February 2022, which is the fifth anniversary from the lease commencement date. The gross rent per year for our new office lease is approximately $1.1 million.

The lease term for our representative office in Gdynia, Poland is for a period of five years commencing from April 2017. The gross rent per year is approximately $60,000.

The previous lease term for our representative office in New York ended in June 2017. We have entered into a new lease for an alternate office space for a period of three years in June 2017. The total rent per year is approximately $365,000.

Employees

We had 60 employees as of December 31, 2017. We consider our employee relations to be good. Our crewing and technical managers provide crews for our vessels under separate crew management agreements.

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

Taxation of Operating Income. Substantially all of our gross income is, and we expect that substantially all of our gross income will be, attributable to the transportation of LPGs and petrochemicals and related products until January 2020 when our proposed terminal on the U.S. Gulf Coast becomes operational. Gross income that is attributable to transportation that either begins or ends, but that does not both begin and end, in the United States, or “U.S. Source International Transportation Income,” is considered to be 50.0% derived from sources within the United States and may be subject to U.S. federal income tax as described below. Gross income attributable to transportation that both begins and ends in the United States, or “U.S. Source Domestic Transportation Income,” is considered to be 100.0% derived from sources within the United States and generally is subject to U.S. federal income tax. Gross income attributable to transportation exclusively between non-U.S. destinations is considered to be 100.0% derived from sources outside the United States and generally is not subject to U.S. federal income tax. We are not permitted by law to engage in transportation that gives rise to U.S. Source Domestic Transportation Income. However, certain of our activities give rise to U.S. Source International Transportation Income, and we may in the future increase our operations in the United States, which would result in an increase in the amount of our U.S. Source International Transportation Income, all of which would be subject to U.S. federal income taxation unless the exemption from U.S. taxation under Section 883 of the Code, or the “Section 883 Exemption,” applies.

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

We did not satisfy the requirements for the Section 883 exemption for our 2013 taxable year because our common stock was not traded on an established securities market for most of the year and therefore we did not satisfy the “regularly traded” requirement of the Publicly Traded Test. However, for 2014, 2015, 2016 and 2017 we believe that we satisfied the requirements of Section 883 exemption and therefore we were not subject to U.S. federal income taxation on our U.S. Source International Transportation Income. For the current and future taxable years, we believe we will be able to satisfy the Publicly Traded Test, provided we satisfy the listing and trading volume requirements described previously and the Closely Held Block Exception does not apply for such year. Our common stock, which is our only class of equity outstanding, represents more than 50.0% of the total combined voting power and value of all classes of our equity interests entitled to vote. In addition, because our common stock is traded only on the NYSE, which is considered to be an established securities market, our equity interests are “primarily traded” on an established securities market for purposes of the Publicly Traded Test. Further, we anticipate that our common stock will meet the “regularly traded” requirement of the Publicly Traded Test.

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

Any income we earn that is treated as Effectively Connected Income, net of applicable deductions, would be subject to U.S. federal corporate income tax (generally at a rate of 21.0%). In addition, a 30.0% branch profits tax could be imposed on any income we earn that is treated as Effectively Connected Income, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid by us in connection with the conduct of our U.S. trade or business.

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

U.K. Taxation

NGT Services (UK) Limited, Navigator Gas Invest Limited, Navigator Gas Shipmanagement Ltd and Navigator Terminals Invest Ltd, as U.K. incorporated companies, are subject to U.K. corporation tax on all their profits wherever arising. If we and any of our controlled affiliates not incorporated in the United Kingdom ensure that our central management and control is exercised outside of the United Kingdom, and we do not otherwise create a U.K. permanent establishment by carrying on business in the United Kingdom, we should not become subject to U.K. corporation tax. Where a company’s central management and control is exercised is a question of fact to be decided in accordance with the particular circumstances of each company. Any distributions paid to us by NGT Services (UK) Limited will not be subject to U.K. taxation.

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

We employ our vessels through a combination of time charters, voyage charters and COAs. Our fleet consists of 38 vessels; 33 of these are semi- or fully-refrigerated liquefied handysize gas carriers; four are midsize 37,300 cbm ethylene capable semi-refrigerated liquefied gas carriers and one is a 38,000 cbm fully refrigerated liquefied gas carrier. We define handysize as liquefied gas carriers between 15,000 and 24,999 cbm.

We currently own and operate a total of 38 vessels, of which 23 are employed under time charters, three under contracts of affreightment and 12 are employed in the spot market. As of December 31, 2017, 21 vessels were employed under time charters, five were employed under contracts of affreightment and 12 were employed in the spot market. Our operated vessels earned an average time charter equivalent rate of approximately $639,318 per vessel per calendar month ($21,018 per day) during the year ended December 31, 2017, compared to approximately $774,890 per vessel per calendar month ($25,476 per day) for the year ended December 31, 2016.

Our largest customers by revenue for the year ended December 31, 2017, include five companies that currently time charter and voyage charter, either on a spot basis or under a contract of affreightment, a total of 23 of our 38 operated vessels: Mitsubishi International Corporation, a leading trade, commodities, finance and investment company; PT Pertamina (Persero), the Indonesian state-owned producer of hydrocarbons; Braskem S.A. a leading Brazilian petrochemical gas producer, Sibur, a Russian gas processing and petrochemicals company and Kolmar AG Group, a large Swiss based integrated Petroleum and Petrochemicals company. For the year ended December 31, 2017, these customers accounted for approximately 64.6% of our revenue in the aggregate. Other than those customers listed above we have in the past and still currently in some cases, chartered vessels to a range of trading, shipping and other customers on both time charter and voyage charter bases such as Bayegan (BGN) International, an international commodities and trading company; Vitol Group, an independent energy trading company; Borealis, a leading multinational chemical corporation; Total SA, a leading oil and gas company and Petróleos de Venezuela S.A.; the Venezuelan state-owned integrated oil and petrochemical company.

Vessel Contracts

We generate revenue by providing seaborne transportation services to customers pursuant to the following three types of contractual relationships:

Time Charters. A time charter is a contract under which a vessel is chartered for a defined period of time at a fixed daily or monthly rate. Under time charters, we are responsible for providing crewing and other vessel operating services, the cost of which is intended to be covered by the fixed rate, while the customer is responsible for substantially all of the voyage expenses, including any bunker fuel consumption, port expenses and canal tolls. LPG is typically transported under a time charter arrangement, generally with a term of 12 months. However, nine of our current 22 time charters are for long term charters exceeding 12 months. For the year ended December 31, 2017, approximately 48.2% of our revenue was generated pursuant to time charters, compared to the approximately 50.5% for the year ended December 31, 2016.

Voyage Charters. A voyage charter is a contract, typically for shorter intervals, for transportation of a specified cargo between two or more designated ports. This type of charter is priced on a current or “spot” market rate, typically on a price per ton of product carried rather than a daily or monthly rate. Under voyage charters, we are responsible for all of the voyage expenses in addition to providing the crewing and other vessel operating services. Petrochemical gases have typically been transported pursuant to voyage charters, as the seaborne transportation requirements of petrochemical product traders have historically resulted from a particular product arbitrage at a point in time. For the year ended December 31, 2017, approximately 24.5% of our revenue was generated pursuant to voyage charters, compared to approximately 37.0% for the year ended December 31, 2016.

Contracts of Affreightment. A COA is a contract to carry specified quantities of cargo, usually over prescribed shipping routes, at a fixed price per ton basis (often subject to fuel price or other adjustments) over a defined period of time. As such, a COA essentially consists of a number of voyage charters to carry a specified amount of cargo over a specified time period (i.e., the term of the COA), which can span for months to potentially years. Similar to a voyage charter, we are typically responsible for all voyage expenses in addition to providing all crewing and other vessel operating services when trading under a COA. Three of our vessels are currently operating under contracts of affreightment. For the year ended December 31, 2017, approximately 27.3% of our revenue was generated pursuant to COAs, compared to approximately 12.5% for the year ended December 31, 2016.

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

Address Commissions. Address commissions are amounts deducted by charterers from revenue for placing business with our vessels and are calculated as a percentage of chartering income.

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

In connection with providing us with technical management for our fleet, NMM and Thome currently receive crewing and technical management fees of approximately $0.2 million per vessel per year in the aggregate, which fees are considered to be vessel operating expenses. The vessels which are under in-house technical management have the crewing function managed by one of our third party technical managers for a fee. Our technical and crew management agreements have terms through December 2017, and thereafter continue until terminated on at least three months’ notice by either party, subject to certain exceptions. During 2017 we continued to expand our in-house technical management scope, transferring a further four vessels to in-house technical management. As at December 31, 2017, we directly managed eight of the vessels in our fleet, compared to four as at December 31, 2016. We expect to continue into 2018 with additional vessels being integrated into our in-house technical management. See “Item 4—Information on the Company—Business Overview—Technical Management of the Fleet.”

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

Drydocking . We must periodically drydock each of our vessels for any major repairs and maintenance, for inspection of the underwater parts of the vessel, that cannot be performed while the vessels are operating and for any modifications to comply with industry certification or governmental requirements. We are required to drydock a vessel once every five years until it reaches 15 years of age, after which we are required to drydock the applicable vessel every two and a half to three years.

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

Ownership Days. We define ownership days as the aggregate number of days in a period that each vessel in our fleet has been owned by us. Ownership days are an indicator of the size of our fleet over a period and the potential amount of revenue and expenses that we record during a period.

Available Days. We define available days as ownership days less aggregate off-hire days associated with major scheduled maintenance, which principally include drydockings, special or intermediate surveys, vessel upgrades or major repairs. We use available days to measure the number of days in a period that our operated vessels should be capable of generating revenues.

Operating Days. We define operating days as available days less the aggregate number of days that our operated vessels are not generating revenue, which includes idle days and off-hire days for any reason other than major scheduled maintenance. We use operating days to measure the aggregate number of days in a period that our operated vessels are servicing our customers.

Fleet Utilization. We define fleet utilization as the total number of operating days in a period divided by the total number of available days during that period.

Time Charter Equivalent Rate. TCE rate not is calculated in accordance with U.S. GAAP. TCE rate is a measure which converts voyage charter and COA revenues to a time charter comparable, by deducting voyage expenses (which are incurred by the charterer in the case of time charters) from voyage revenue. TCE rate is a standard shipping industry performance measure used primarily to compare the performance of different charter types (i.e., time charters, voyage charters and COAs) and to enable a period-to-period comparison in performance despite changes in the mix of charter types under which the vessels may be employed between the periods. Our method of calculating TCE rate is to divide operating revenue for a voyage charter or COA (net of voyage expenses) by the relevant time period of that charter.

Daily Vessel Operating Expenses. Daily vessel operating expenses are calculated by dividing vessel operating expenses by ownership days (excluding ownership days attributable to chartered-in vessels) for the relevant time period.

Results of Operations

Factors Affecting Comparability

You should consider the following factors when evaluating our historical financial performance and assessing our future prospects:

•	We increased our fleet size. Our historical financial performance has been significantly impacted by the increasing size of our fleet.

•	Historical Fleet Size. Our historical financial statements for the year ended December 31, 2017 reflect the results of operations of a weighted average fleet size of 36.2 vessels for the year, with 38 vessels owned and operated at December 31, 2017. During 2017 we took delivery of Navigator Nova and Navigator Luga in January 2017, Navigator Yauza in April 2017, Navigator Jorf in August 2017 and Navigator Prominence in November 2017 bringing our fleet size to 38. At December 31, 2016 we had a fleet size of 33 vessels and a weighted average fleet size of 31.3 for the year ended December 31, 2016.

•	On January 31, 2018, the Company has entered into a 50/50 joint venture agreement with Enterprise Products Partners L.P. to build a new ethylene export facility along the U.S. Gulf Coast that will have the capacity to export approximately one million tons of ethylene per year. Refrigerated storage for 30,000 tons of ethylene will be constructed on-site and will provide the capability to load ethylene at rates of 1,000 tons per hour. Construction remains conditional on receipt of all necessary regulatory approvals. The facilities are expected to be in service by the first quarter of 2020. The project is supported by long-term contracts with customers that include U.S. ethylene producer Flint Hills Resources and a major international trading company. The Company is contemplating a financing of up to $200 million to cover, in large part, its investment in the joint venture, although this may be altered as additional cost information is obtained.

•	We will have different financing arrangements. We have entered into secured term loan facilities and revolving credit facilities for the construction of newbuildings and refinanced existing credit facilities and the senior unsecured notes. Please read “—Secured Term Loan Facilities and Revolving Credit Facility” and “—Senior Unsecured Bonds.”

Results of Operations for the Year Ended December 31, 2016 Compared to Year Ended December 31, 2017

The following table compares our operating results for the years ended December 31, 2016 and 2017:

	Year Ended December 31, 2016	Year Ended December 31, 2017	Percentage Change
	(in thousands, except percentages)
Operating revenue	$294,112	$298,595	1.5%
Operating expenses:
Brokerage Commissions	5,812	5,368	(7.6%)
Voyage expenses	42,201	55,542	31.6%
Vessel operating expenses	90,854	100,968	11.1%
Depreciation and amortization	62,280	73,588	18.2%
General administration costs	12,528	13,816	10.3%
Other corporate expenses	1,976	2,131	7.8%
Write off of insurance amount receivable	504	—	—

Total operating expenses	$216,155	$251,413	16.3%

Operating income	$77,957	$47,182	(39.5%)
Interest expense	(32,321)	(37,691)	16.6%
Write off of deferred financing costs	(102)	(786)	670.6%
Write off of call premium and redemption charges on 9.00% unsecured bond	—	(3,517)	—
Interest income	281	519	84.7%

Income before income taxes	$45,815	$5,707	(87.5%)
Income taxes	(1,177)	(397)	(66.3%)

Net income	$44,638	$5,310	(88.1%)

Operating Revenue. Operating revenue net of address commission, increased by $4.5 million or 1.5 % to $298.6 million for the year ended December 31, 2017, from $294.1 million for the year ended December 31, 2016. This increase was primarily due to:

•	an increase in operating revenue of approximately $43.5 million attributable to an increase in the weighted average number of vessels from 31.3 for the year ended December 31, 2016, to 36.2 for the year ended December 31, 2017, and a corresponding increase in vessel ownership days by 1,765 days, or 15.4%, for the year ended December 31, 2017, as compared to the year ended December 31, 2016;

•	a decrease in operating revenue of approximately $51.7 million attributable to a reduction in average monthly charter rates, which decreased to an average of approximately $639,318 per vessel per calendar month ($21,018 per day) for the year ended December 31, 2017, compared to an average of approximately $774,890 per vessel per calendar month ($25,476 per day) for the year ended December 31, 2016, as a result of the significant decline in the LPG freight market which began during the second quarter of 2016;

•	a decrease in operating revenue of approximately $0.6 million attributable to a slight decrease in fleet utilization from 87.9% for the year ended December 31, 2016 to 87.6% for the year ended December 31, 2017, primarily due to an increase in the number of idle days, as a percentage of available days, for the year ended December 31, 2017 compared to the year ended December 31, 2016 and

•	an increase in operating revenue of approximately $13.3 million primarily attributable to an increase in pass through voyage costs as the number and duration of voyage charters during the year ended December 31, 2017 increased, compared to the year ended December 31, 2016.

The following table presents selected operating data for the year ended December 31, 2016 and 2017, which we believe is useful in understanding our operating revenue:

	Year Ended December 31, 2016	Year Ended December 31, 2017
Fleet Data:
Weighted average number of vessels	31.3	36.2
Ownership days	11,463	13,228
Available days	11,255	13,195
Operating days	9,888	11,564
Fleet utilization	87.9%	87.6%
Average daily time charter equivalent rate (*)	$25,476	$21,018

*	Non-GAAP Financial Measure -Time charter equivalent: Time charter equivalent, or “TCE”, rate is a measure of the average daily revenue performance of a vessel. TCE is not calculated in accordance with U.S. GAAP. For all charters, we calculate TCE by dividing total operating revenues, less any voyage expenses, by the number of operating days for the relevant period. Under a time charter, the charterer pays substantially all of the vessel voyage related expenses, whereas for voyage charters, also known as spot market charters, we pay all voyage expenses. TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a company’s performance despite changes in the mix of charter types (i.e., spot charters, time charters and contracts of affreightment) under which the vessels may be employed between the periods. We include average daily TCE rate, as we believe it provides additional meaningful information in conjunction with net operating revenues, because it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. Our calculation of TCE rate may not be comparable to that reported by other companies.

The following table represents a reconciliation of operating revenue to TCE rate. Operating revenue is the most directly comparable financial measure calculated in accordance with U.S. GAAP for the periods presented.

	Year Ended December 31, 2016	Year Ended December 31, 2017
Fleet Data:
Operating revenue	294,112	298,410
Voyage expenses	42,201	55,542

Operating revenue less Voyage expenses	251,911	242,868
Operating days	9,888	11,564
Average daily time charter equivalent rate	$25,476	$21,018

Brokerage Commissions. Brokerage commissions, which typically vary between 1.25% and 5%, decreased by 7.6% to $5.4 million for the year ended December 31, 2017, from $5.8 million for the year ended December 31, 2016. This was primarily due to a six voyage contract of affreightment undertaken during the year which had no broker commission due on the revenue generated.

Voyage Expenses. Voyage expenses increased by 31.6% to $55.5 million for year ended December 31, 2017, from $42.2 million for the year ended December 31, 2016. This was primarily due to an increase in the number and duration of voyage charters undertaken during the year ended December 31, 2017, compared to the year ended December 31, 2016, with these increased voyage costs being pass through costs, compensated for by increased revenue of the same amount.

Vessel Operating Expenses. Vessel operating expenses increased by 11.1% to $101.0 million for the year ended December 31, 2017, from $90.9 million for the year ended December 31, 2016, as the number of vessels in our fleet increased. Average daily vessel operating expenses decreased by $290 per vessel per day, or 3.7%, to $7,635 per vessel per day for the year ended December 31, 2017, compared to $7,925 per vessel per day for the year ended December 31, 2016, primarily due to operating costs being lower for the relatively newer vessels joining our fleet, active management of vessel operating costs and higher maintenance expenditure incurred as a result of a number of dry dockings undertaken during the year ended December 31, 2016.

Depreciation and Amortization. Depreciation and amortization expense increased by 18.2% to $73.6 million for the year ended December 31, 2017, from $62.3 million for the year ended December 31, 2016. This increase was primarily due to an increase in our fleet size. Depreciation and amortization expense included amortization of capitalized drydocking costs of $9.2 million for the year ended December 31, 2017, and $8.5 million for the year ended December 31, 2016.

Other Operating Results

General Administration Costs. General administration costs increased by $1.3 million or 10.3% to $13.8 million for the year ended December 31, 2017, from $12.5 million for the year ended December 31, 2016. The increase in general administration costs was primarily due to increased office lease costs and an increase in the number of employees during the year ended December 31, 2017, to enable us to provide in-house technical management for an increasing number of our vessels.

Write off of insurance amount receivable. The write off of insurance amount receivable of $0.5 million for the year ended December 31, 2016 was due to an expected reduction in the total insurance proceeds receivable, as a result of lower than expected total costs incurred for repairing Navigator Aries, following the June 2015 collision.

Interest Expense. Interest expense increased by $5.4 million, or 16.5%, to $37.7 million for the year ended December 31, 2017, from $32.3 million for the year ended December 31, 2016. This was primarily due to interest on the additional $375.8 million borrowed under our loan facilities from the year ended December 31, 2016 until the year ended December 31, 2017 associated with the deliveries of nine newbuilding vessels partially offset by a $3.1 million saving as a result of refinancing our unsecured bond in February 2017. Interest capitalized on newbuilding instalment payments for the year ended December 31, 2017 was $1.7 million, a decrease of $3.4 million from the $5.1 million of interest capitalized from the year ended December 31, 2016 as the remaining vessels in the newbuild program were delivered.

Write off of Deferred Financing Costs. The write off of deferred financing costs of $0.8 million for the year ended December 31, 2017 related to the remaining unamortized deferred financing costs of the 2012 Bonds that we redeemed prior to their maturity date. The write off of deferred financing costs of $0.1 million for the year ended December 31, 2016 related to costs associated with the April 2011 and April 2012 secured term loan facilities that was refinanced in 2016.

Write off of Call Premium and Redemption Charges on 9.0% Senior Unsecured Bond. In connection with a call option under the terms of our then outstanding 2012 Bonds, pursuant to which we redeemed all of the outstanding principal amount thereof in February 2017, we incurred $3.5 million in charges for the year ended December 31, 2017 that were written off, consisting of a redemption premium of $2.5 million and $1.0 million in interest notice penalty on such bonds prior to maturity.

Income Taxes. Income tax relates to taxes on our subsidiaries incorporated in the United Kingdom, Poland and Singapore. Two of our United Kingdom subsidiaries earn management and other fees from affiliates, and our Singaporean subsidiary earns interest from loans to our variable interest entity in Indonesia, the main corporate tax rates are 19%, 19% and 17% in the United Kingdom, Poland and Singapore, respectively. For the year ended December 31, 2017, we incurred taxes of $397,381 as compared to taxes for the year ended December 31, 2016 of $1,177,525. This reduction is primarily due to a reduction in management fees charged from our UK subsidiary as a result of a fall in revenue after voyage expenses; and a negative tax charge in Poland due to start up losses.

Results of Operations for the Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

The following table compares our operating results for the years ended December 31, 2015 and 2016:

	Year Ended December 31, 2015	Year Ended December 31, 2016	Percentage Change
	(in thousands, except percentages)
Operating revenue	$315,223	$294,112	(6.7)%

Operating expenses:
Brokerage commissions	6,995	5,812	(16.9)%
Voyage expenses	33,687	42,201	25.3%
Vessel operating expenses	78,842	90,854	15.2%
Depreciation and amortization	53,453	62,280	16.5%
General administration costs	11,011	12,528	13.8%
Other corporate expenses	2,553	1,976	(22.6)%
Profit from sale of vessel	(550)	—	—%
Vessel write down following collision	10,500	—	—%
Insurance recoverable from vessel repairs	(9,892)	504	(105.1)%

Total operating expenses	$186,599	$216,155	15.8%

Operating income	$128,624	$77,957	(39.4)%
Interest expense	(28,085)	(32,321)	15.1%
Write off deferred finance costs	(1,797)	(102)	(94.3)%
Interest income	152	281	84.9%

Income before income taxes	$98,894	$45,815	(53.7)%
Income taxes	(800)	(1,177)	47.1%

Net income	$98,094	$44,638	(54.5)%

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

Liquidity and Cash Needs

Our primary uses of funds have been capital expenditures for the acquisition and construction of vessels, drydocking expenditures, voyage expenses, vessel operating expenses, general and administrative costs, expenditures incurred in connection with ensuring that our vessels comply with international and regulatory standards, financing expenses and repayments of bank loans. In addition to operating expenses, our medium-term and long-term liquidity needs relate to debt repayments, potential future newbuildings or acquisitions and the development of the ethylene marine export terminal along the U.S. Gulf Coast.

Our primary sources of funds have been cash from operations, bank borrowings, proceeds from our initial public offering, equity investments from existing shareholders, and proceeds from bond issuances. We are also required to maintain certain minimum liquidity amounts in order to comply with our various debt instruments. Please see “Secured Term Loan Facilities and Revolving Credit Facility.” As of December 31, 2017, we had cash and cash equivalents and short-term investments of $62.1 million. In addition, we had approximately $38.1 million in aggregate available borrowing capacity under the October 2016 Secured Term Loan and Revolving Credit Facility and $3.8 million in available borrowing capacity under the June 2017 Secured Term Loan and Revolving Credit Facility (as defined below), both of which can be used for general corporate purposes.

The Company has engaged in discussion with a number of financial institutions in order to secure financing for the new ethylene marine export terminal. Subject to the successful conclusion of the financing discussions we anticipate that the Company’s cash forecasts for the forthcoming 12 months, with particular attention made to the current and future vessel employment profile, will be sufficient to meet our liquidity needs for the foreseeable future.

Ongoing Capital Expenditures

Liquefied gas transportation is a capital-intensive business, requiring significant investment to maintain an efficient fleet and to stay in regulatory compliance.

We are required to drydock each vessel once every five years until it reaches 15 years of age, after which we are required to drydock the applicable vessel every two and a half to three years. Drydocking each vessel takes approximately 20-30 days. Drydocking days generally include approximately 5-10 days of travel time to and from the drydocking shipyard and approximately 15-20 days of actual drydocking time. Only one of our vessels required a scheduled drydocking during 2017. Eight vessels require drydocking during 2018.

We spend significant amounts of funds on scheduled drydocking (including the cost of classification society surveys) of each of our vessels. As our vessels age and our fleet expands, our drydocking expenses will increase. We estimate the current cost of the five-year drydocking of one of our vessels is approximately $0.8 million, the ten-year drydocking cost is approximately $1.2 million, and the 15 and 17 year drydocking costs are approximately $1.5 million each. Ongoing costs for compliance with environmental regulations are primarily included as part of our drydocking, such as the requirement to install ballast water treatment plants, and classification society survey costs, with a balance included as a component of our operating expenses. Please see “Item 3—Key Information—Risk Factors—Risks Related to Our Business—Over the long term, we will be required to make substantial capital expenditures to preserve the operating capacity of, and to grow, our fleet.”

We currently have no newbuildings on order. However, we may place newbuilding orders or acquire additional vessels as part of our growth strategy.

In January 2018 we entered into a joint venture to build an ethylene marine export terminal along the U.S. Gulf Coast. This investment will require significant capital investment.

Cash Flows

The following table summarizes our cash and cash equivalents provided by (used in) operating, financing and investing activities for the periods presented:

	Year Ended December 31,
	2015	2016	2017
	(in thousands)
Net cash provided by operating activities	$149,554	$86,748	$75,921
Net cash used in investing activities	(205,856)	(238,153)	(183,025)
Net cash provided by financing activities	81,555	120,898	111,941
Net increase / (decrease) in cash and cash equivalents	25,253	(30,507)	4,837

Operating Cash Flows. Net cash provided by operating activities for the year ended December 31, 2017, decreased to $75.9 million, from $86.7 million for the year ended December 31, 2016, a decrease of 12.5%. The $10.8 million decrease in net cash provided by operating activities for the year ended December 31, 2017 compared to the year ended December 31, 2016 was primarily due to the reduction in net income, offset by a reduction in payments for drydocking costs during the year and movements in working capital.

Net cash provided by operating activities for the year ended December 31, 2016, decreased to $86.7 million, from $149.6 million for the year ended December 31, 2015, a decrease of 42.0%. The $62.9 million decrease in net cash provided by operating activities for the year ended December 31, 2016, was primarily due to lower net income along with increased working capital movements offset by a reduction in dry docking costs.

Net cash flow from operating activities depends upon the size of our fleet, charter rates attainable, fleet utilization, fluctuations in working capital balances, repairs and maintenance activity and changes in interest rates and foreign currency rates.

Investing Cash Flows. Net cash used in investing activities of $183.0 million for the year ended December 31, 2017, primarily represents $170.8 million for payments made to Jiangnan and HMD, representing instalments on the deliveries of Navigator Nova, Navigator Luga, Navigator Yauza, Navigator Jorf and Navigator Prominence and $13.5 million of other costs including capitalized interest of $1.7 million associated with newbuildings offset by $1.0 million received from insurances payments and $0.3 million in receipt of a penalty for the delay in delivery of Navigator Nova.

Net cash used in investing activities of $238.2 million for the year ended December 31, 2016, primarily represents $221.5 million for payments made to Jiangnan and Hyundai Mipo shipyards, representing final instalments on the deliveries of Navigator Ceto, Navigator Copernico, Navigator Aurora and Navigator Eclipse,

$19.6 million of other costs including capitalized interest of $5.1 million associated with newbuildings and $8.4 million for payments of collision repair costs for Navigator Aries, offset by $9.4 million received from insurances payments related to the collision and $1.9 million in receipt of penalties for the delay in shipyard deliveries.

Financing Cash Flows. Net cash provided by financing activities was $111.9 million for the year ended December 31, 2017, primarily represents $208.2 million drawn from secured term loan and revolving credit facilities to partially finance the delivery instalments of Navigator Nova, Navigator Luga, Navigator Yauza, Navigator Jorf and Navigator Prominence as well as for general corporate purposes and a further $167.0 million drawn for refinancing an existing facility and for general corporate purposes. These inflows were offset partially offset by the repayment of a net $27.5 million in our bonds being the difference between our issuance of $100.0 million in aggregate principal amount of our 2017 Bonds less the repayment of $127.5 million in outstanding principal and redemption premium of our 2012 Bonds. In addition, $143.1 million was used to redeem the February 2013 Secured Term Loan Facility; $88.8 million was repaid in regular quarterly loan repayments and refinancing costs of $3.9 million on our bond and bank loan refinanced during 2017.

Net cash provided by financing activities was $120.9 million for the year ended December 31, 2016, primarily consisting of $167.7 million drawn from secured term loan facilities to partially finance the delivery instalments of Navigator Ceto, Navigator Copernico, Navigator Aurora and Navigator Eclipse; $30.0 million drawn from the 2013 secured term loan facility to finance instalment payments for the two 22,000 cbm HMD newbuildings; and an amount of $130.0 million drawn under the 2016 secured term loan and revolving credit facility to partially refinance the 2011 secured term loan facility and the 2012 secured term loan facility at a redemption of principal value of $136.3 million, as well as $67.8 million in quarterly loan repayments and a payment of $2.7 million in financing costs associated primarily with the October 2016 secured term loan and revolving credit facility.

Secured Term Loan Facilities and Revolving Credit Facilities

General. Navigator Gas L.L.C., our wholly-owned subsidiary, and certain of our vessel-owning subsidiaries have entered into a series of secured term loan facilities and revolving credit facilities beginning in February 2013, or the “February 2013 secured term loan facility,” in January 2015, or the “January 2015 secured term loan facility,” and in December 2015 or the “December 2015 secured revolving credit facility,” and in October 2016, or the “October 2016 secured term loan and revolving credit facility and in June 2017, or the “June 2017 secured term loan and revolving credit facility”. Collectively, we refer to the debt thereunder as our “secured facilities.” Proceeds of the loans under our secured facilities are used to finance newbuildings, acquisitions and for general corporate purposes. The full commitment amounts have been drawn under the January 2015 secured facility and the December 2015 secured facility following the delivery of Navigator Nova and Navigator Luga in January 2017, Navigator Yauza in April 2017 and Navigator Prominence in November 2017. The October 2016 secured term and revolving credit facility has fully drawn on the secured term loan for $130.0 million and the newbuild loan of $35.0 million following the delivery of Navigator Jorf in July 2017. The revolving portion of this loan has $38.1 million remaining to be drawn for general corporate purposes.

In June 2017, Navigator Gas L.L.C., as borrower, and the Company entered into a secured facility agreement with various lenders pursuant to which such lenders made available to the Borrower an aggregate amount of up to $160.8 million as of the date of the facility agreement, subject to the terms and conditions set forth in the facility agreement, to refinance and extinguish the February 2013 secured facility that was due to mature in February 2018, and for general corporate purposes. This loan has fully drawn on the secured loan element of $100.0 million and $57.0 million of the $60.8 million revolving portion has been drawn.

The table below summarizes our secured term loan and revolving credit facilities as of December 31, 2017:

Facility agreement date	Credit Facility amount	Principal Amount outstanding	Available amounts undrawn at December 31, 2017	Interest rate	Loan Maturity date
	(in millions)
January 2015	278.1	222.3	—	US Libor + 270 BPS	Jun 20- Apr 23*
December 2015	290.0	263.1	—	US Libor + 210 BPS	Dec-22
October 2016	220.0	138.1	38.1	US Libor + 260 BPS	Nov-23
June 2017	160.8	148.7	3.8	US Libor + 230 BPS	Jun-23

Total	$948.9	$772.2	$41.9

*	The January 2015 facility instalments mature over a range of dates coinciding with the anniversary of the individual deliveries, from June 2020 to April 2023.

Fees and Interest. We paid arrangement and agency fees at the time of the closing of our secured term loan and revolving credit facilities. Agency fees are due annually. Interest on amounts drawn is payable at a rate of U.S. LIBOR plus a bank margin, for interest periods of one, three or six months or longer if agreed by all lenders.

Term and Facility Limits

February 2013 Secured Term Loan Facility. The February 2013 secured term loan facility has a term of five years with a maximum principal amount of up to the lesser of (i) $270.0 million and (ii) 60% of the fair market value of the collateral vessels. The February 2013 secured term loan facility is a delayed draw facility with an availability period that ended December 31, 2013. Advances under the facility were upon the delivery of the A.P. Møller vessels. The aggregate fair market value of the collateral vessels had to be no less than 135% of the aggregate outstanding borrowings under the facility. Interest on amounts drawn was payable at a rate of U.S. LIBOR plus 350 basis points per annum. This secured term loan facility was repaid in full on July 5, 2017 using proceeds from our new June 2017 secured term loan and revolving credit facility.

January 2015 Secured Term Loan Facility. The January 2015 secured term loan facility was entered into to refinance the April 2013 secured term loan facility, as well as to provide financing for nine of our vessels. The January 2015 secured term loan facility has a term of up to seven years from the loan drawdown date with a maximum principal amount of up to $278.1 million. The facility is fully drawn. The aggregate fair market value of the collateral vessels must be no less than 135% of the aggregate outstanding borrowings under the facility. Interest on amounts drawn is payable at a rate of U.S. LIBOR plus 270 basis points per annum.

December 2015 Secured Revolving Credit Facility. The December 2015 secured revolving credit facility was entered into to provide financing for six of our vessels and has a term of seven years from the loan arrangement date (and will expire in December 2022) with a maximum principal amount of up to $290.0 million available on a revolving basis. Following the delivery of Navigator Prominence in November 2017 the facility is fully drawn. The aggregate fair market value of the collateral vessels must be no less than 125% of the aggregate outstanding borrowings under the facility. Interest on amounts drawn is payable at a rate of U.S. LIBOR plus 210 basis points per annum.

October 2016 Secured Term Loan and Revolving Credit Facility. The October 2016 secured term loan and revolving credit facility has a term of seven years from the first utilization date (and will expire in November 2023) with a maximum principal amount of up to $220.0 million of which $130.0 million is available as a secured term loan and $55.0 million is available in a revolving credit facility. Under this facility $130.0 million was drawn down on November 30, 2016 which was used to partially refinance an April 2011 secured term loan facility and an April 2012 secured term loan facility. The facility holds nine vessels as collateral and also includes a $35.0 million newbuilding term loan which was used to partially finance the delivery of Navigator Jorf, in July 2017 at which time this vessel was included in the collateral package. The aggregate fair market value of the collateral vessels must be no less than 125% of the aggregate outstanding borrowings under the facility. Interest on amounts drawn is payable at a rate of U.S. LIBOR plus 260 basis points per annum.

June 2017 Secured Term Loan and Revolving Credit Facility. On June 30, 2017 the company entered into a secured term loan and revolving credit facility with Nordea Bank AB (Publ.), Filial I Norge, BNP Paribas, DVB Bank America N.V., ING Bank N.V. London Branch and Skandinaviska Enskilda Banken AB (Publ.) for a maximum principal amount of $160.8 million (the “June 2017 Secured Term Loan and Revolving Credit Facility”), to re-finance our February 2013 secured term loan facility that was due to mature in February 2018 and for general corporate purposes. The facility has $100.0 million as a secured term loan and $60.8 million available as a revolving credit facility. The facility has a term of six years from the date of the agreement and expires in June 2023. The aggregate fair market value of the collateral vessels must be no less than 125% of the aggregate outstanding borrowing under the facility. Interest on amounts drawn is payable at a rate of U.S. LIBOR plus 230 basis points per annum.

Prepayments/Repayments. The borrowers may voluntarily prepay indebtedness under our secured term loan facilities at any time, without premium or penalty, in whole or in part upon prior written notice to the facility agent, subject to customary compensation for LIBOR breakage costs. For the January 2015 secured term loan facility referred to above, the borrowers may not re-borrow any amount that has been so prepaid. For the December 2015 revolving credit facility and the revolving elements of both the October 2016 and June 2017 secured term loan and revolving credit facilities, the borrowers may re-borrow and prepay amounts.

The loans will be subject to quarterly amortization repayments beginning three months after the initial borrowing date or delivery dates of the newbuildings or delivered ships, as applicable. Any remaining outstanding principal amount must be repaid on the expiration date of the facilities.

The borrowers are also required to deliver semi-annual compliance certificates, which include valuations of the vessels securing the applicable facility from an independent ship broker. Upon delivery of the valuation, if the market value of the collateral vessels is less than 135% of the outstanding indebtedness under the January 2015 facility or 125% of the outstanding indebtedness under the other facilities, the borrowers must either provide additional collateral or repay any amount in excess of 135% or 125% of the market value of the collateral vessels, as applicable.

Financial Covenants. The secured term loan facilities and revolving credit facilities contain financial covenants requiring the borrowers, among other things, to ensure that:

•	the borrowers have liquidity (including undrawn available lines of credit with a maturity exceeding 12 months) of no less than (i) $25.0 million, or (ii) 5% of Net Debt or total debt, as applicable, whichever is greater;

•	the ratio of EBITDA to Interest Expense (each as defined in the applicable secured term facility and revolving credit facility), on a trailing four quarter basis, is no less than 3.0 and 2.5 to 1.0;

•	the borrower must maintain a minimum ratio of shareholder equity to total assets of 30%; and

Restrictive Covenants. The secured facilities provide that the borrowers may not pay dividends to us out of operating revenues generated by the vessels securing the indebtedness if an event of default has occurred or is continuing. The secured facilities also limit the borrowers from, among other things, incurring indebtedness or entering into mergers and divestitures. The secured facilities also contain general covenants that will require the borrowers to maintain adequate insurance coverage and to maintain their vessels. In addition, the secured facilities include customary events of default, including those relating to a failure to pay principal or interest, a breach of covenant, representation and warranty, a cross-default to other indebtedness and non-compliance with security documents.

As of December 31, 2016 and 2017, we were in compliance with all covenants under the secured term loan facilities and revolving credit facility, including with respect to the aggregate fair market value of our collateral vessels.

2012 Senior Unsecured Bonds

On December 18, 2012, we issued senior unsecured bonds in an aggregate principal amount of $125.0 million with Norsk Tillitsmann ASA as the bond trustee which were scheduled to mature in December 2017. The proceeds of the 2012 Bonds were used (i) in part to finance the acquisition of 11 vessels from A.P. Møller and (ii) for general corporate purposes. In February 2017, pursuant to a call option under the terms of the bond agreement governing the 2012 Bonds, we redeemed all of the $125.0 million in outstanding principal amount of the 2012 Bonds at a price of 102% of par, plus accrued interest. As a result, we no longer have any outstanding 2012 Bonds. The redemption of the 2012 Bonds was funded with the net proceeds from the issuance of the 2017 Bonds (as defined below) and cash on hand.

2017 Senior Unsecured Bonds

General. On February 10, 2017, we issued senior unsecured bonds in an aggregate principal amount of $100.0 million with Norsk Tillitsmann ASA as the bond trustee (the “2017 Bonds”). The net proceeds of the issuance of the 2017 Bonds, together with cash on hand, were used to redeem in full all of our outstanding 2012 Bonds. The 2017 Bond Agreement has the option to issue additional bonds up to maximum issue amount of a further $100.0 million, at identical terms as the original bond issue, except that additional bonds may be issued at a different price. The 2017 Bonds are governed by Norwegian law and listed on the Nordic ABM which is operated and organized by Oslo Børs ASA.

Interest. Interest on the 2017 Bonds is payable at a fixed rate of 7.75% per annum, calculated on a 360-day year basis. Interest is payable semi-annually on August 10 and February 10 of each year.

Maturity. The 2017 Bonds mature in full on February 10, 2021.

Optional Redemption. We may redeem the 2017 Bonds, in whole or in part, at any time beginning on or after February 11, 2019. Any 2017 Bonds redeemed; from February 11, 2019 up until February 10, 2020, are redeemable at 103.875% of par, from February 11, 2020 to August 10, 2020, are redeemable at 101.9375% of par, and from August 11, 2020 to the maturity date are redeemable at 100% of par, in each case, in cash plus accrued interest.

Additionally, upon the occurrence of a “Change of Control Event” (as defined in the bond agreement governing the 2017 Bonds (the “2017 Bond Agreement”)), the holders of 2017 Bonds have an option to require us to repay such holders’ outstanding principal amount of 2017 Bonds at 101% of par, plus accrued interest.

Financial Covenants. The 2017 Bond Agreement contains financial covenants requiring us, among other things, to ensure that:

•	we and our subsidiaries maintain a minimum liquidity of no less than $25.0 million;

•	we and our subsidiaries maintain an Interest Coverage Ratio (as defined in the 2017 Bond Agreement) of not less than 2.25 to 1.0; and

•	we and our subsidiaries maintain an Equity Ratio (as defined in the 2017 Bond Agreement) of at least 30%.

Our compliance with the covenants listed above is measured as of the end of each fiscal quarter. As of December 31, 2017, we were in compliance with all covenants under the 2017 Bonds.

Restrictive Covenants. The 2017 Bond Agreement provides that we may declare dividends so long as such dividends do not exceed 50% of our cumulative consolidated net profits after taxes since June 30, 2016. The 2017 Bond Agreement also limits us and our subsidiaries from, among other things, entering into mergers and divestitures, engaging in transactions with affiliates or incurring any additional liens which would have a material adverse effect. In addition, the 2017 Bond Agreement includes customary events of default, including those relating to a failure to pay principal or interest, a breach of covenant, false representation and warranty, a cross-default to other indebtedness, the occurrence of a material adverse effect, or our insolvency or dissolution.

C.	Research and Development Patents and Licenses etc.

We do not undertake any significant expenditure on research and development, and have no significant interests in patents or licenses.

D.	Trend Information

The demand for seaborne transportation of LPG, petrochemical gases and ammonia is expected to continue to grow, particularly ethylene and ethane, due to evolving energy and petrochemical market dynamics, as seaborne transportation is often the only, or the most cost effective, way to transport liquefied gases between major exporting and importing markets. The arbitrage between oil-based products and LPG is subject to the price of oil, and the dynamic pricing environment for oil will to a certain degree impact the price differential between these liquids and consequently may influence the proportion of freight the trade can accommodate. However, as LPG is a supply driven product, and due to limited storage facilities, companies extracting oil and gas are still expected to produce it as a byproduct and price it accordingly to clear the market.

Petrochemical producers and consumers are increasingly accommodating larger size parcels of propylene, butadiene, ethylene and other petrochemical liquid gases, due to increases with the geographical distance between the producing and consuming regions, thus providing economic advantage compared to transporting smaller quantities.

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

Charter rates and vessel values are influenced by the supply and demand for seaborne gas cargo carrying capacity and are consequently volatile. The supply of gas carrier capacity is primarily a function of the size of the existing world fleet, the number of newbuildings being delivered and the scrapping of older vessels. The world fleet of handysized liquefied gas carriers has increased steadily over the past ten years and the size of the order book reached a peak in 2017 but is expected to decline 2018. However, these vessels under construction are split between a number of new entrants, with none of these set to obtain a dominant share of the market from their newbuilding programs. Demolition or scrapping is largely a function of vessel age and the state of the freight market, as all ships have finite lives.

E.	Off-Balance Sheet Arrangements

We currently do not have any off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations

The contractual obligations schedule set forth below summarizes our contractual obligations as of December 31, 2017.

	2018	2019	2020	2021	2022	Thereafter	Total
	(in thousands)
Secured term loan facilities and revolving credit facilities	83,352	70,600	128,725	60,600	302,461	126,452	772,190
7.75% senior unsecured bond issue	—	—	—	100,000	—	—	100,000
Office operating leases	1,134	1,558	1,345	1,192	115	—	5,344

Total contractual obligations	$84,486	$72,158	$130,070	$161,792	$302,576	$126,452	$877,534

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

For each of the years presented, we recognize revenue on a discharge-to-discharge basis in determining percentage of completion for all voyage charters, but do not begin recognizing revenue until a charter has been agreed to by the customer and us, even if the vessel has discharged its cargo and is sailing to the anticipated load port for its next voyage. Following the publication and adoption of ASU No. 2014-09, Revenue from Contracts with Customers, our basis for revenue recognition will change in reporting periods beginning after January 1, 2018. (See basis of Presentation within the Financial Statements)

Vessels Depreciation. The cost of our vessels (excluding the estimated initial built-in overhaul cost) less their estimated residual value is depreciated on a straight-line basis over the vessels’ estimated useful lives. We estimate the useful life of each of our vessels to be 30 years from the date the vessel was originally delivered from the shipyard. The actual life of a vessel, however, may be different, with a life less than 30 years resulting in an increase in the quarterly depreciation and potentially resulting in an impairment loss. The estimated residual value is based on the steel value of the tonnage for each vessel.

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

As of December 31, 2017, the aggregate carrying value of our 38 vessels in operation was $1,740.1 million. We determined the aggregate undiscounted cash flows of those vessels as of December 31, 2017, to be $3,948.7 million. The undiscounted future cash flows used to support vessel values were determined by applying various assumptions regarding future revenues, vessel utilization rates, operating expenses and residual values. These assumptions are based on historical trends as well as future expectations. Specifically, in estimating future charter rates, management took into consideration estimated daily TCE rates for each vessel over the estimated remaining lives of each of the vessels. Management takes into consideration rates currently in effect for existing time charters and the estimated daily TCE rates used for unfixed vessels, which were based on the trailing 10-year historical average one-year time charter rates, an average rate depending on vessel type of between approximately $662,000 and $778,000 per calendar month as at December 31, 2017. Recognizing that rates tend to be cyclical, and subject to some volatility based on factors beyond our control, management believes the use of estimates based on the 10-year historical average rates calculated as of the reporting date to be appropriate. In addition, our vessels operate in a sector that is relatively young and data beyond 10 years is limited, while rates for one and five year periods would not necessarily include the peaks and troughs of a typical shipping cycle. Estimated vessel utilization rates used are also based on the average utilization rates achieved by us on the trailing 10-year historical average. Estimated outflows for operating expenses are based on costs incurred over the past twelve months and are adjusted for assumed inflation. Estimates of a residual value are consistent with scrap rates used in management’s evaluation of scrap value.

Although management believes that the assumptions used to evaluate potential impairment are reasonable and appropriate at the time they were made, such assumptions are highly subjective and likely to change, possibly materially, in the future. A 15% reduction in the estimated vessel TCE rate used in connection with our calculations would result in a $1,052.9 million decrease in the aggregate undiscounted cash flows of our vessels in operation as of December 31, 2017 which would not result in an impairment. A 10% increase in estimated vessel operating expenses used in connection with our calculations would result in a $306.8 million decrease in the aggregate undiscounted cash flows of our vessels in operation as of December 31, 2017 which would not result in an impairment.

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

The table below indicates the carrying value of each of our owned vessels as of December 31, 2017. Instalments paid, or costs incurred, in relation to the construction of any newbuild vessels are not presented in the table below.

Operating Vessel	December 31, 2017 Carrying value
(in millions)
Navigator Aries	$44.2
Navigator Atlas	47.7
Navigator Aurora	78.9
Navigator Capricorn	38.4
Navigator Centauri	43.8
Navigator Ceres	43.9
Navigator Ceto	43.8
Navigator Copernico	44.3
Navigator Eclipse	79.8
Navigator Europa	46.8
Navigator Galaxy	39.0
Navigator Gemini	44.6
Navigator Genesis	39.2
Navigator Global	39.0
Navigator Glory	37.3
Navigator Gusto	39.7
Navigator Grace	36.7
Navigator Jorf	52.5
Navigator Leo	45.0
Navigator Libra	45.2
Navigator Luga	53.3
Navigator Magellan	21.4
Navigator Mars	32.8
Navigator Neptune	32.8
Navigator Nova	80.9
Navigator Oberon	47.2
Navigator Pegasus	40.5
Navigator Phoenix	40.7
Navigator Pluto	33.0
Navigator Prominence	85.1
Navigator Saturn	32.8
Navigator Scorpio	40.3
Navigator Taurus	45.7
Navigator Triton	48.2
Navigator Umbrio	48.6
Navigator Venus	32.8
Navigator Virgo	40.8
Navigator Yauza	53.4

We believe that the future undiscounted cash flows expected to be earned by our vessels over their operating lives exceeded the vessels’ carrying amounts at December 31, 2017. Accordingly, no impairment charge has been recorded at December 31, 2017 following the requirements of our U.S. GAAP impairment accounting policy. The carrying value of each of our vessels was higher than its shipbroker appraised value as at December 31, 2017. The aggregate carrying value of these vessels exceeded the aggregate shipbroker appraised values by approximately $254.2 million as of December 31, 2017.

Drydocking Costs and Vessel Damage. Each of our vessels is required to be drydocked every five years until it reaches 15 years of age, after which each vessel is required to be drydocked every two and a half to three years for any major repairs and maintenance and for inspection of the underwater parts of the vessel, which cannot be performed while the vessel is operating. We capitalize costs associated with the drydockings as “built in overhauls” in accordance with U.S. GAAP and amortize these costs on a straight-line basis over the period between drydockings.

We expense estimated costs to repair minor vessel damage that occurs during the year.

Amortization of capitalized drydocking expenditures requires us to estimate the period until the next drydocking. While we typically drydock each vessel every two and a half to five years, we may drydock the vessels on a more frequent basis. If we change our estimate of the next drydock date, we will adjust our annual amortization of drydocking expenditures. Amortization of drydockings is included in our depreciation and amortization expense.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

Directors

Set forth below are the names, ages and positions of our directors.

Name	Age	Position
David J. Butters	77	Chairman of the Board of Directors
Dr. Heiko Fischer	50	Director
David Kenwright	70	Director
Spiros Milonas	89	Director
Alexander Oetker	42	Director
Hal Malone	43	Director
Florian Weidinger	36	Director

Our board of directors is elected annually. Each director holds office until his successor shall have been duly elected and qualified, except in the event of his death, resignation, removal or the earlier termination of his term of office. Officers are elected from time to time by vote of our board of directors and hold office until a successor is elected.

Biographical information with respect to each of our directors and our executive officers is set forth below. The business address for our directors and executive officers is 650 Madison Avenue, 25th Floor, New York, New York 10022.

David J. Butters. David J. Butters has served as president, chief executive officer and chairman of the Board since September 2008. Prior to September 2008, Mr. Butters served as a managing director of Lehman Brothers Inc., a subsidiary of Lehman Brothers Holdings Inc., where he had been employed for more than 37 years. Mr. Butters was the chairman of the board of directors and chairman of the compensation committee of GulfMark Offshore, Inc., a provider of marine support and transportation services to the oil and gas industry until October 2017. Mr. Butters is currently a director of Weatherford International Ltd., an oilfield services company.

Dr. Heiko Fischer. Dr. Heiko Fischer has been a member of the Board since December 2011. Dr. Fischer has been Chief Executive Officer and Chairman of the Management Board of VTG Aktiengesellschaft, a German

railroad logistics company traded on the Frankfurt Stock Exchange, since May 1, 2004. He was a member of the Supervisory Board of Hapag-Lloyd AG, a German container shipping company. He is the Chairman of the Supervisory Board of TRANSWAGGON-Gruppe and a member of the Supervisory Board of Brueckenhaus Grundstueckgesellschaft m.b.h., Kommanditgesellschaft Brueckenhaus Grundstuecksgesellschaft m.b.h. & Co., TRANSWAGGON AG and Waggon Holding AG. Dr. Fischer graduated from the University at Albany with an MBA in 1992, and from Julius-Maximilian University in Wuerzburg, Germany with a PhD in Economic Sciences in 1995.

David Kenwright. David Kenwright has been a member of the Board since March 2007. Mr. Kenwright is a managing director of Achater Offshore Ltd., the Aberdeen Business Centre and chairman of the U.K. Emergency Response and Rescue Vessel Association Ltd., and is also a non-executive director of Oxford Electromagnetic Systems Limited, and was previously a managing director of Gulf Offshore N.S. Ltd. for seven years. Mr. Kenwright is a Chartered Engineer and a Fellow of the Institute of Marine Engineering, Science and Technology.

Hal Malone. Harold L. (Hal) Malone has been a member of the Board since July 2017. Mr. Malone is the Head of Transportation at WL Ross & Co. LLC, the distressed private equity arm of Invesco Ltd. Mr. Malone is currently a director of Nautical Bulk Holdings Ltd, a dry bulk shipping company. Prior to WL Ross, Mr. Malone served as the chief strategic officer of the Navig8 Group, a fully integrated provider of shipping management services. Before joining Navig8, Mr. Malone spent over 18 years in investment banking, most recently as a managing director in the maritime group at Jefferies L.L.C. Mr. Malone earned a B.S. in economics from the Wharton School of Business at the University of Pennsylvania.

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

Alexander Oetker. Alexander Oetker has been a member of the Board since September 2006. Mr. Oetker is the founder and chief executive officer of A.O. Schifffahrt GMBH., a bulk and container shipping company based in Hamburg, Germany. Before founding A.O. Schifffahrt, Mr. Oetker was employed as chartering manager of Hamburg Sud and was employed by Hutchison Port Holdings in Hong Kong.

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

Name	Age	Position
David J. Butters	77	Chief Executive Officer
Niall Nolan	54	Chief Financial Officer
Oeyvind Lindeman	38	Chief Commercial Officer
Paul Flaherty	53	Director of Fleet & Technical Operations
Demetris Makaritis	34	Director of Commercial Operations

David J. Butters. David J. Butters was appointed president and chief executive officer of Navigator Holdings Ltd. in September 2008.

Niall Nolan. Niall Nolan was appointed chief financial officer of NGT Services (UK) Limited in August 2006. Mr. Nolan sits on the Members’ Representative Committee of Britannia Steam Ship Insurance Association Limited since November 2017. Prior to his appointment as chief financial officer, Mr. Nolan worked for Navigator Holdings as representative of the creditors committee during Navigator Holdings’ bankruptcy proceedings. Prior to that, Mr. Nolan was group finance director of Simon Group PLC, a U.K. public company. Mr. Nolan is a fellow of the Association of Chartered Certified Accountants.

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

Compensation of Management

Our officers receive compensation for the services they provide to us. Four of our five officers (Messrs. Nolan, Lindeman, Flaherty, and Makaritis) are remunerated in pounds sterling, while Mr. Butters is remunerated in U.S. dollars. Mr. T. Hjalmas served as an officer of the company until his resignation and departure from the Company in December 2017. For purposes of this annual report, all forms of compensation paid to our officers have been converted to U.S. dollars. For the year ended December 31, 2017, the aggregate cash compensation paid to all officers as a group was approximately $2,885,331. The cash compensation for each officer is comprised of base salary and bonus. Our officers are eligible to receive a discretionary annual cash bonus based on certain performance criteria determined by the compensation committee of our Board, or the “Compensation Committee,” and approved by our Board. Regardless of performance, the annual cash bonuses are paid at the sole discretion of the Compensation Committee, subject to approval by our Board.

For the year ended December 31, 2017, we granted a total of 52,804 shares of restricted stock to officers of the company under the Navigator Holdings Ltd. 2013 Long-Term Incentive Plan, or the “LTIP” (as described in further detail below under “—2013 Long-Term Incentive Plan”), which such awards vest and become free of restrictions on the third anniversary of the grant date.

Messrs. Nolan, Lindeman, Flaherty and Makaritis are eligible to participate in certain welfare benefit programs we offer, including life insurance, permanent health insurance, and private medical insurance. For the year ended December 31, 2017, the aggregate cost of the benefits described in the preceding sentence provided to each of Messrs. Nolan, Lindeman, Flaherty and Makaritis was approximately $14,976. While Mr. Butters is not eligible to participate in the same welfare benefit programs as our other officers, he is entitled to reimbursement by us for the Medicare portion of the FICA tax withheld from his compensation. For the year ended December 31, 2017, we paid Mr. Butters an amount of $40,146 towards his Medicare costs. Messrs. Nolan, Lindeman, Flaherty and Makaritis are also eligible to participate in a defined contribution personal pension plan, described below under “—Benefit Plans and Programs.”

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

For the year ended December 31, 2017, we also granted a total of 28,194 shares of restricted stock pursuant to awards under the LTIP to non-employee directors of the company, which such awards vest and become free of restrictions on the first anniversary of the grant date.

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

As described above under “—Compensation of Management” and “—Compensation of Directors,” during the year ended December 31, 2017, we granted a total of (i) 52,804 shares of restricted stock under the LTIP to our officers and (ii) 28,194 shares of restricted stock under the LTIP to our non-employee directors. The restricted stock awards granted to our officers vest and become free of restrictions on the third anniversary of the date of grant while the restricted stock awards granted to our non-employee directors vest and become free of restrictions on the first anniversary of the date of grant.

Benefit Plans and Programs

We sponsor a money purchase defined contribution plan, which we refer to as a personal pension plan, for all employees located in the U.K., including Messrs. Nolan, Lindeman, Flaherty and Makaritis. Each employee is eligible to contribute up to 100% of his annual salary to their personal pension plan and we will match any such contribution up to 10% of the employee’s annual salary. For the year ended December 31, 2017, we paid an aggregate of approximately $56,053 in matching contributions to the personal pension plan for Messrs. Nolan, Lindeman, Flaherty and Makaritis.

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

We had 60 employees as of December 31, 2017 compared to 46 employees as of December 31, 2016 and 37 at December 31, 2015. We consider our employee relations to be good. Our crewing and technical managers provide crews for our vessels under separate crew management agreements.

E.	Share Ownership

See “Item 7—Major Shareholders and Related Party Transactions—Major Shareholders.”

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our common stock as of March 5, 2018:

•	each person known by us to be a beneficial owner of more than 5.0% of our common stock;

•	each of our directors;

•	each of our named executive officers; and

•	all directors and executive officers as a group.

The data set forth below is based on information filed with the SEC and information provided to us prior to March 5, 2018. Except as otherwise indicated, the person or entities listed below have sole voting and investment power with respect to all of our shares of common stock beneficially owned by them, subject to community property laws where applicable.

	Common Stock Beneficially Owned
Name of Beneficial Owner	Shares(1)	Percent
WLR Group(2)	21,863,874	39.4%
David J. Butters(3)	2,036,938	3.7%
Spiros Milonas(4)	1,568,620	2.8%
Alexander Oetker	4,755	*
David Kenwright	29,763	*
Florian Weidinger	26,263	*
Hal Malone	—	*
Dr. Heiko Fischer(5)	48,363	*
Niall Nolan	109,878	*
Oeyvind Lindeman	5,408	*
Paul Flaherty	7,820	*
Demetris Makaritis	2,895	*
All executive officers and directors as a group (11 persons)	3,832,883	6.9%

*	Less than 1%.
(1)	Unless otherwise indicated, all shares of common stock are owned directly by the named holder and such holder has sole power to vote and dispose of such shares. Unless otherwise noted, the address for each beneficial owner named above is: 650 Madison Avenue, 25th Floor, New York, New York 10022.
(2)	Represents 13,058,516 shares of common stock held directly by WLR Recovery Fund IV DSS AIV, L.P., 4,422,528 shares of common stock held directly by WLR Recovery Fund V DSS AIV, L.P., 4,288,484 shares of common stock held directly by WLR Select Co-Investment, L.P., 52,727 shares of common stock held directly by WLR IV Parallel ESC, L.P. and 41,619 shares of common stock held directly by WLR V Parallel ESC, L.P. (collectively, the “WLR Investors”). Invesco Private Capital, Inc. is the managing member of Invesco WLR IV Associates LLC, which in turn is the general partner of WLR IV Parallel ESC, L.P. Invesco Private Capital, Inc. is also the managing member of Invesco WLR V Associates LLC, which in turn is the general partner of WLR V Parallel ESC, L.P. WLR Select Associates DSS GP, Ltd. is the general partner of WLR Select Associates DSS, L.P., which in turn is the general partner of WLR Select Co-Investment, L.P. WLR Recovery Associates IV DSS AIV GP, Ltd. is the general partner of WLR Recovery Associates IV DSS AIV, L.P., which in turn is the general partner of WLR Recovery Fund IV DSS AIV, L.P. WLR Recovery Associates V DSS AIV GP, Ltd. is the general partner of WLR Recovery Associates V DSS AIV, L.P., which in turn is the general partner of WLR Recovery Fund V DSS AIV, L.P. The address of each of the entities and persons identified in this note is c/o WL Ross & Co. LLC, 1166 Avenue of the Americas, New York, NY 10036.
(3)	Includes 150,000 shares of common stock that are owned by the spouse of Mr. Butters, for which he disclaims beneficial ownership.
(4)	Includes 218,675 shares of common stock held in joint tenancy with right of survivorship with Antonia K Milonas.
(5)	Represents shares of common stock held directly by Dr. Fischer. Dr. Fischer is a Board designee of WLR. Dr. Fischer disclaims beneficial ownership over the shares held or controlled by the WLR Group.

B.	Related Party Transactions

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

Investor Rights Agreement

On November 5, 2013, we amended and restated our existing investor rights agreement with the WLR Group. Under the investor rights agreement, subject to certain exceptions, the WLR Group has the right to designate two individuals to be nominated to our Board. If the WLR Group collectively owns less than 3,750,000 shares of common stock (on a post-split basis), the WLR Group will be entitled to designate only one individual, and if the WLR Group collectively owns less than 937,500 shares of common stock (on a post-split basis), the right to designate an individual to be nominated to our Board will terminate. Mr. Malone and Dr. Fischer are the designees of the WLR Group.

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

B.	Significant Changes

Not applicable.

Item 9.	The Offer and Listing

A.	Offer and Listing Details

The high and low market prices for our shares of common stock on the NYSE, for the years, quarters and months indicated, are as follows:

For the Year Ended	High	Low
December 31, 2017	$14.75	$7.00
December 31, 2016	$17.67	$6.47

Quarter Ended	High	Low
December 31, 2017	$11.65	$9.25
September 30, 2017	$12.65	$8.15
June 30, 2017	$14.75	$7.00
March 31, 2017	$14.30	$9.20
December 31, 2016	$10.55	$6.65
September 30, 2016	$11.60	$6.47
June 30, 2016	$16.85	$10.31
March 31, 2016	$17.67	$10.24

Most recent six months	High	Low
February 2018	$13.25	$11.10
January 2018	$12.35	$9.75
December 2017	$10.80	$9.55
November 2017	$10.80	$9.25
October 2017	$11.65	$10.10
September 2017	$11.50	$10.45

B.	Plan of distribution

Not applicable.

C.	Markets

Our common stock started trading on the New York Stock Exchange under the symbol “NVGS” on November 21, 2013.

Item 10.	Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

The following is a summary of each material contract, other than material contracts entered into in the ordinary course of business, to which we or any of our subsidiaries is a party, for the two years immediately preceding the date of this annual report, each of which is included in the list of exhibits in Item 19:

(1)	Joint Venture Agreement, dated August 4, 2010, among PT Persona Sentra Utama, PT Mahameru Kencana Abadi, Navigator Gas Invest Limited and PT Navigator Khatulistiwa. On August 4, 2010, PT Persona Sentra Utama, PT Mahameru Kencana Abadi, Navigator Gas Invest Limited and PT Navigator Khatulistiwa, an Indonesian limited liability company, or “PTNK,” entered into a Joint Venture Agreement, or the “JV Agreement.” Our operations in Indonesia are subject, among other things, to the Indonesian Shipping Act. That law generally provides that in order for certain vessels involved in Indonesian cabotage to obtain the requested licenses, the owners must either be wholly Indonesian owned or have a majority Indonesian shareholding. Navigator Pluto and Navigator Aries, which are chartered to Pertamina, the Indonesian state-owned producer of hydrocarbons, are owned by PTNK. PTNK is a joint venture of which 49% of the voting and dividend rights are owned by a subsidiary though ultimately controlled at the shareholder level by a subsidiary of Navigator Holdings, and 51% of such rights are owned by Indonesian limited liability companies. The JV Agreement for PTNK provides that certain actions relating to the joint venture or the vessels require the prior written approval of Navigator Holdings’ subsidiary, which may be withheld only on reasonable grounds and in good faith. Pursuant to the JV Agreement, PTNK is managed by its board of directors under the supervision, in accordance with Indonesian law, of the board of commissioners. The board of directors is comprised of one director nominee from the Indonesian limited liability companies which collectively own 51% of the share capital of PTNK. The board of commissioners is comprised of one nominee from the Indonesian entities and one nominee from Navigator Gas Invest Limited, a subsidiary of Navigator Holdings.

(2)	$270,000,000 Secured term loan facility by and among Navigator Gas L.L.C., Navigator Holdings Ltd., Nordea Bank Finland Plc, Skandinaviska Enskilda Banken AB, DVB Bank Se Nordic Branch, ABN Amro Bank N.V. and HSH Nordbank AG, as mandated lead arrangers, dated as of February 12, 2013. See Item 5 “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Secured Term Loan Facilities—Term and Facility Limits—February 2013 Secured Term Loan Facility.”

(3)	Supplemental Deed, dated February 13, 2014, among PT Navigator Khatulistiwa, PT Persona Sentra Utama, PT Mahameru Kencana Abadi, Navigator Gas Invest Limited, Falcon Funding Ptd. Ltd. and Navigator Gas L.L.C. On February 13, 2014, PTNK, PT Persona Sentra Utama, PT Mahameru Kencana Abadi, Navigator Gas Invest Limited, Falcon Funding Pte. Ltd and Navigator Gas L.L.C. entered into a Supplemental Deed under which the JV Agreement was amended to include Navigator Global, which is currently chartered to Pertamina, along with Navigator Pluto and Navigator Aries.

(4)	$120.0 million Supplemental Agreement, dated June 30, 2014, between Navigator Holdings Ltd. and Nordea. This is a Supplemental Agreement to our February 2013 $270.0 million secured term loan facility, which, among other things, (i) allows the us to prepay $120.0 million outstanding under such term loan facility, (ii) revises the terms of the such term loan facility to include a quasi-revolving facility where funds can be drawn over the course of the facility period in four tranches of $30.0 million each and (iii) provides that such term loan facility be amended and restated to reflect the foregoing. See Item 5 “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Secured Term Loan Facilities—Term and Facility Limits—February 2013 Secured Term Loan Facility.”

(5)	$278.1 million Facility Agreement, by and among Navigator Atlas L.L.C, Navigator Europa L.L.C., Navigator Oberon L.L.C., Navigator Triton L.L.C., Navigator Umbrio L.L.C., Navigator Centauri L.L.C., Navigator Ceres L.L.C., Navigator Ceto L.L.C. and Navigator Copernico L.L.C, Navigator Holdings Ltd. and Navigator Gas L.L.C., Credit Agricole Corporate and Investment Bank, HSH Nordbank Ag and NIBC Bank N.V. as the arrangers and Credit Agricole as agent, and a group of financial institutions as lenders, dated as of January 27, 2015. See Item 5 “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Secured Term Loan Facilities and Revolving Credit Facilities and Facility Limits—January 2015 Secured Term Loan Facility.”

(6)	$290.0 million Facility Agreement, by and among Navigator Gas L.L.C., Nordea Bank AB, ABN Amro Bank N.V., Danmarks Skibskredit A/S, National Australia Bank Limited, ING Bank N.V. and Credit Agricole Corporate and Investment Bank as the arrangers and Nordea Bank AB and ABN Amro Bank N.V as agent and a group of financial institutions as lenders, dated as of December 21, 2015. See Item 5 “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Secured Term Loan Facilities and Revolving Credit Facilities and Facility Limits—December 2015 Secured Term Loan Facility.”

(7)	Bond Agreement between Navigator Holdings Ltd. and Norsk Tillitsmann ASA on behalf of the Bondholders in the bond issue of 9% Navigator Holdings Ltd. Senior Unsecured Callable Bonds dated December 14, 2012. See Item 5 “Operating and Financial Review and Prospects—Liquidity and Capital Resources—2012 Senior Unsecured Bonds.”

(8)	Bond Agreement between Navigator Holdings Ltd. and Norsk Tillitsmann ASA on behalf of the Bondholders in the bond issue of 7.75% Navigator Holdings Ltd. Senior Unsecured Callable Bonds dated February 10, 2017. See Item 5 “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Secured Term Loan Facilities and Revolving Credit Facilities and Facility Limits—2017 Senior Unsecured Bonds.”

(9)	$220.0 million Secured Facility Agreement, dated October 28, 2016, by and among Navigator Gas L.L.C. as borrower, Navigator Holdings Ltd., as guarantor, and the lenders named therein. See Item 5 “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Secured Term Loan Facilities and Revolving Credit Facilities and Facility Limits—October 2016 Secured Term Loan Facility.”

(10)	$160.8 million Secured Facility Agreement dated June 30, 2017, by and among Navigator Gas L.L.C. as borrower, Navigator Holdings Ltd., as guarantor, and the lenders named therein. See Item 5 “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Secured Term Loan Facilities and Revolving Credit Facilities and Facility Limits—June 2017 Secured Term Loan Facility.”

D.	Exchange Controls

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

Distributions

Subject to the discussion below of the rules applicable to PFICs, any distributions to a U.S. Holder made by us with respect to our common stock generally will constitute dividends to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in its common stock and thereafter as capital gain. U.S. Holders that are corporations generally will not be entitled to claim a dividend received deduction with respect to distributions they receive from us. Dividends received with respect to our common stock generally will be treated as “passive category income” for purposes of computing allowable foreign tax credits for U.S. federal income tax purposes.

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

These penalties would not apply to a qualified pension, profit sharing or other retirement trust or other tax-exempt organization that did not borrow money or otherwise utilize leverage in connection with its acquisition of our common stock. If we were treated as a PFIC for any taxable year and a Non-Electing Holder who is an individual, dies while owning our common stock, such holder’s successor generally would not receive a step-up in tax basis with respect to the common stock.

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

Documents concerning us that are referred to herein may be inspected at our principal executive offices at 10 Bressenden Place, London, SW1E 5DH, United Kingdom. Those documents electronically filed via the SEC’s

Electronic Data Gathering, Analysis, and Retrieval (or EDGAR) system may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of these materials can also be obtained upon written request from the Public Reference Section of the SEC at 100 F Street, N.E, Washington, D.C. 20549, at prescribed rates or from the SEC’s website on the Internet at www.sec.gov free of charge. Please call the SEC at 1-800-SEC-0330 for further information on public reference room.

I.	Subsidiary Information

Not applicable.

Item 11.	Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk from changes in interest rates and foreign currency fluctuations, as well as inflation. We may in the future use interest rate swaps to manage interest rate risks, but will not use these financial instruments for trading or speculative purposes.

Interest Rate Risk

Historically, we have been subject to limited market risks relating to changes in interest rates because we did not have significant amounts of floating rate debt outstanding. Navigator Gas L.L.C., our wholly-owned subsidiary, and certain of our vessel-owning subsidiaries are parties to secured term loan and revolving credit facilities that bear interest at an interest rate of US LIBOR plus 210 to 270 basis points. A variation in LIBOR of 100 basis points would result in a variation of $7.7 million in annual interest paid on our indebtedness outstanding as of December 31, 2017, under the secured term loan and revolving credit facilities.

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

Foreign Currency Exchange Rate Risk

Our primary economic environment is the international shipping market. This market utilizes the U.S. Dollar as its functional currency. Consequently, virtually all of our revenues are in U.S. Dollars. Our expenses, however, are in the currency invoiced by each supplier, and we remit funds in the various currencies invoiced. We incur some vessel operating expenses and general and administrative costs in foreign currencies. During the fiscal years ended December 31, 2016 and 2017, approximately $18.3 million, or 17.3%, and $14.7 million, or 12.6%, respectively, of vessel operating costs and general and administrative costs were denominated in non-U.S. Dollar currency, principally the British Pound Sterling and the Euro. A hypothetical 10% decrease in the value of the U.S. Dollar relative to the values of the British Pound Sterling; the Euro and the Polish Zloty realized during the year ended December 31, 2016, would have increased our vessel operating costs during the fiscal year ended December 31, 2017, by approximately $0.4 million, and our general and administrative costs by $1.0 million. We have not entered into any hedging transactions to mitigate our exposure to foreign currency exchange rate risk.

Inflation

Certain of our operating expenses, including crewing, insurance and drydocking costs, are subject to fluctuations as a result of market forces. Increases in bunker costs could have a material effect on our future operations if the number and duration of our voyage charters or Contracts of Affreightments (“COA’s”) increases. In the case of the 38 vessels owned as of December 31, 2017, 21 were on time charter and as such it is the charterers who pay for the fuel on those vessels. If our vessels are employed under voyage charters or COA’s, freight rates are generally sensitive to the price of fuel. However, a sharp rise in bunker prices may have a temporary negative effect on our results since freight rates generally adjust only after prices settle at a higher level.

Item 12.	Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

Neither Navigator Holdings nor any of its subsidiaries have been subject to a material default in the payment of principal, interest, a sinking fund or purchase fund instalment or any other material delinquency that was not cured within 30 days.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

Disclosure Controls and Procedures

Our Principal Executive Officer and our Principal Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) as of December 31, 2017, have concluded that, as of such date, our disclosure controls and procedures were effective.

Management’s Report on Internal Control over Financial Reporting

In accordance with Rule 13a-15(f) of the Securities Exchange Act of 1934, our management, including our principal executive officer and principal financial officer, is responsible for the establishment and maintenance of adequate internal controls over financial reporting for the Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company’s system of internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Management has performed an assessment of the effectiveness of the Company’s internal controls over financial reporting as of December 31, 2017 based on the provisions of Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based upon that evaluation, our management, with the participation of our principal executive officer and principal financial officer, concluded that our internal controls over financial reporting are effective as of December 31, 2017.

The Company’s internal control over financial reporting, at December 31, 2017, has been audited by KPMG LLP, an independent registered public accounting firm, who also audited the Company’s consolidated financial statements for that year. Their audit report on the effectiveness of internal control over financial reporting is presented in Item 18- Financial Statements.

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

Our principal accountant for 2016 and 2017 was KPMG LLP.

Audit Fees

Audit fees incurred include $428,767 in 2017 and $332,139 in 2016 relating to aggregate fees billed for professional services rendered by the principal accountant for the audit of the Company’s annual financial statements and quarterly reviews.

Audit-Related Fees

There were no audit related fees incurred in 2016 and 2017.

Tax Fees

Tax fees incurred include $25,099 in 2017 and $40,219 in 2016 relating to general compliance services provided by the principal accountant in connection with our tax.

All Other Fees

There were no fees incurred by the company for KPMG LLP services relating to other fees in 2016 and 2017.

The audit committee has the authority to pre-approve permissible audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees. Engagements for proposed services either may be separately pre-approved by the audit committee or entered into pursuant to detailed pre-approval policies and procedures established by the audit committee, as long as the audit committee is informed on a timely basis of any engagement entered into on that basis. The audit committee separately pre-approved all engagements and fees paid to our principal accountant for all periods in 2017.

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

The following financial statements listed below and set forth on pages F-4 through F-24, together with the related report of KPMG LLP, Independent Registered Public Accounting Firm thereon, are filed as part of this annual report:

Item 19.	Exhibits

The following exhibits are filed as part of this annual report:

Exhibit Number	Description
1.1	Amended and Restated Articles of Incorporation of Navigator Holdings Ltd. (incorporated by reference to Exhibit 3.1 to the registrant’s Registration Statement on Form F-1 (File No. 333-191784), filed on November 6, 2013).

1.2	Second Amended and Restated Bylaws of Navigator Holdings Ltd. (incorporated by reference to Exhibit 3.2 to the registrant’s Registration Statement on Form F-1 (File No. 333-191784), filed on November 4, 2013).

2.1	Investment Agreement, dated November 10, 2011, among Navigator Holdings Ltd., WL Ross & Co. LLC and certain of its affiliates named therein (incorporated by reference to Exhibit 4.1 to the registrant’s Registration Statement on Form F-1 (File No. 333-191784), filed on November 4, 2013).

2.2	Investment Agreement, dated February 15, 2013, among Navigator Holdings Ltd., WL Ross & Co. LLC and certain of its affiliates and unrelated third-party investors named therein (incorporated by reference to Exhibit 4.2 to the registrant’s Registration Statement on Form F-1 (File No. 333-191784), filed on November 4, 2013).

2.3	Investor Rights Agreement, dated November 5, 2013, among Navigator Holdings Ltd., WL Ross & Co. LLC and certain of its affiliates named therein (incorporated by reference to Exhibit 4.3 to the registrant’s Registration Statement on Form F-1 (File No. 333-191784), filed on November 6, 2013).

2.5	Form of Common Stock Certificate (incorporated by reference to Exhibit 4.5 to the registrant’s Registration Statement on Form F-1 (File No. 333-191784), filed on November 15, 2013).

4.1	Navigator Holdings Ltd. 2013 Long-Term Incentive Plan, effective as of October 22, 2013 (incorporated by reference to Exhibit 10.1 to the registrant’s Registration Statement on Form F-1 (File No. 333-191784), filed on November 6, 2013).

Exhibit Number	Description

4.2	Navigator Holdings Ltd. 2008 Restricted Stock Plan, effective as of September 16, 2008 (incorporated by reference to Exhibit 10.3 to the registrant’s Registration Statement on Form F-1 (File No. 333-191784), filed on October 17, 2013).

4.5	$270.0 million Secured term loan facility by and among Navigator Gas L.L.C., Navigator Holdings Ltd., Nordea Bank Finland Plc, Skandinaviska Enskilda Banken AB, DVB Bank Se Nordic Branch, ABN Amro Bank N.V. and HSH Nordbank AG, as mandated lead arrangers, dated as of February 12, 2013 (incorporated by reference to Exhibit 10.5 to the registrant’s Registration Statement on Form F-1 (File No. 333-191784), filed on October 17, 2013).

4.6	$278.1 million Secured Facility Agreement, dated January 27, 2015, by and among Navigator Atlas L.L.C., Navigator Europa L.L.C., Navigator Oberon L.L.C., Navigator Triton L.L.C., Navigator Umbrio L.L.C., Navigator Centauri L.L.C., Navigator Ceres L.L.C., Navigator Ceto L.L.C. and Navigator Copernico L.L.C., as borrowers, Navigator Holdings Ltd., Navigator Gas L.L.C and Credit Agricole Corporate and Investment Bank, HSH Nordbank AG and NIBC Bank N.V., as arrangers and Credit Agricole Corporate and Investment Bank, as agent, and the lenders party thereto (incorporated by reference to Exhibit 10.1 to the registrant’s Report on Form 6-K (File No. 001-36202), filed on February 4, 2015).

4.7	$290.0 million Secured Facility Agreement, dated December 21, 2015, by and among Navigator Gas L.L.C., as borrower, Nordea Bank AB, ABN Amro Bank N.V., Danmarks Skibskredit A/S, National Australia Bank Limited, ING Bank N.V. and Credit Agricole Corporate and Investment Bank as arrangers and Nordea Bank AB and ABN Amro Bank N.V as agent, and the lenders party thereto (incorporated by reference to Exhibit 10.1 to the registrant’s Report on Form 6-K (File No. 001-36202), filed on December 23, 2015).

4.8	$220.0 million Secured Facility Agreement, dated October 28, 2016, by and among Navigator Gas L.L.C. as borrower, Navigator Holdings Ltd., as guarantor, and the lenders named therein (incorporated by reference to Exhibit 10.1 to the registrant’s Report on Form 6-K (File No. 001-36202), filed on October 31, 2016).

4.9	Joint Venture Agreement, dated August 4, 2010, among PT Persona Sentra Utama, PT Mahameru Kencana Abadi, Navigator Gas Invest Limited and PT Navigator Khatulistiwa (incorporated by reference to Exhibit 10.8 to the registrant’s Registration Statement on Form F-1 (File No. 333-191784), filed on November 4, 2013).

4.10	Supplemental Deed, dated February 13, 2014, among PT Navigator Khatulistiwa, PT Persona Sentra Utama, PT Mahameru Kencana Abadi, Navigator Gas Invest Limited, Falcon Funding Ptd. Ltd. and Navigator Gas L.L.C. (incorporated by reference to Exhibit 4.9 to the registrant’s Annual Report on Form 20-F (File No. 001-36202), filed on March 17, 2014).

4.11	Supplemental Agreement, dated June 30, 2014, relating to the $270.0 Secured term loan facility by and among Navigator Gas L.L.C., Navigator Holdings Ltd., Nordea Bank Finland Plc, Skandinaviska Enskilda Banken AB, DVB Bank Se Nordic Branch, ABN Amro Bank N.V. and HSH Nordbank AG, as mandated lead arrangers, dated as of February 12, 2013 (incorporated by reference to Exhibit 10.1 to the registrant’s Report on Form 6-K (File No. 001-36202), filed on July 9, 2014).

4.12	Bond Agreement between Navigator Holdings Ltd. and Norsk Tillitsmann ASA on behalf of the Bondholders in the bond issue of 9% Navigator Holdings Ltd. Senior Unsecured Callable Bonds dated December 14, 2012 (incorporated by reference to Exhibit 10.7 to the registrant’s Registration Statement on Form F-1 (File No. 333-191784), filed on November 6, 2013).

4.13	Bond Agreement between Navigator Holdings Ltd. and Norsk Tillitsmann ASA on behalf of the Bondholders in the bond issue of 7.75% Navigator Holdings Ltd. Senior Unsecured Callable Bonds dated February 10, 2017 (incorporated by reference to Exhibit 4.13 to the registrant’s Annual Report on Form 20-F, filed on March 1, 2017).

Exhibit Number	Description

4.14	$160.8 million Secured Facility Agreement, dated June 30, 2017, by and among Navigator Gas L.L.C. as borrower, Navigator Holdings Ltd., as guarantor, and the lenders named therein (incorporated by reference to Exhibit 10.1 to the registrant’s Report on Form 6-K (File No. 001-36202), filed on July 6, 2017).

8.1*	List of Subsidiaries of Navigator Holdings Ltd.

12.1*	Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer.

12.2*	Rule 13a-14(a)/15d-14(a) Certification of Principal Financial Officer.

13.1*	Certification under Section 906 of the Sarbanes-Oxley Act of 2002 of the Principal Executive Officer.

13.2*	Certification under Section 906 of the Sarbanes-Oxley Act of 2002 of the Principal Financial Officer.

15.1*	Consent of Independent Registered Public Accounting Firm, KPMG LLP

101. INS*	XBRL Instance Document

101. SCH*	XBRL Taxonomy Extension Schema

101. CAL*	XBRL Taxonomy Extension Schema Calculation Linkbase

101. DEF*	XBRL Taxonomy Extension Schema Definition Linkbase

101. LAB*	XBRL Taxonomy Extension Schema Label Linkbase

101. PRE*	XBRL Taxonomy Extension Schema Presentation Linkbase

*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

NAVIGATOR HOLDINGS LTD.

Date: March 5, 2018	By:	/s/ Niall Nolan
	Name:	Niall Nolan
	Title:	Chief Financial Officer (Principal Financial Officer)

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

Navigator Holdings Ltd.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Navigator Holdings Ltd. and subsidiaries (the Company) as of December 31, 2017 and 2016, the related consolidated statements of income, comprehensive income, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2017, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 5, 2018 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

KPMG LLP

We have served as the Company’s auditor since 2012.

London, United Kingdom

March 5, 2018

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

Navigator Holdings Ltd.:

Opinion on Internal Control Over Financial Reporting

We have audited Navigator Holdings Ltd. and subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2017 and 2016, the related consolidated statements of income, comprehensive income, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2017, and the related notes (collectively, the consolidated financial statements), and our report dated March 5, 2018, expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

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

KPMG LLP

London, United Kingdom

March 5, 2018

Navigator Holdings Ltd.

Consolidated Balance Sheets

	December 31, 2016	December 31, 2017
	(in thousands, except share data)
Assets
Current assets
Cash and cash equivalents	$57,272	$62,109
Accounts receivable, net	7,059	14,889
Accrued income	13,134	15,791
Prepaid expenses and other current assets	8,541	10,964
Bunkers and lubricant oils	6,937	8,008
Insurance recoverable	855	376

Total current assets	93,798	112,137
Non-current assets
Vessels in operation, net	1,480,359	1,740,139
Vessels under construction	150,492	—
Property, plant and equipment, net	194	1,611

Total non-current assets	1,631,045	1,741,750

Total assets	$1,724,843	$1,853,887

Liabilities and stockholders’ equity
Current liabilities
Current portion of secured term loan facilities, net of deferred financing costs	$78,464	$81,559
Senior unsecured bond	25,000	—
Accounts payable	6,388	8,071
Accrued expenses and other liabilities	11,377	12,478
Accrued interest	2,932	3,500
Deferred income	3,522	4,824

Total current liabilities	127,683	110,432

Non-current Liabilities
Secured term loan facilities, net of current portion and deferred financing costs	540,680	681,658
Senior unsecured bond, net of deferred financing costs	100,000	98,584

Total non-current liabilities	640,680	780,242

Total Liabilities	768,363	890,674
Commitments and contingencies (see note 12)
Stockholders’ equity
Common stock—$.01 par value per share; 400,000,000 shares authorized; 55,529,762 shares issued and outstanding, (2016: 55,436,087)	554	555
Additional paid-in capital	588,024	589,436
Accumulated other comprehensive loss	(287)	(277)
Retained earnings	368,189	373,499

Total stockholders’ equity	956,480	963,213

Total liabilities and stockholders’ equity	$1,724,843	$1,853,887

See accompanying notes to consolidated financial statements.

Navigator Holdings Ltd.

Consolidated Statements of Income

	Year ended December 31, 2015	Year ended December 31, 2016	Year ended December 31, 2017
	(in thousands, except per share data)
Revenues
Operating revenue	$315,223	$294,112	$298,595

	315,223	294,112	298,595
Expenses
Brokerage commissions	6,995	5,812	5,368
Voyage expenses	33,687	42,201	55,542
Vessel operating expenses	78,842	90,854	100,968
Depreciation and amortization	53,453	62,280	73,588
General and administrative costs	11,011	12,528	13,816
Other corporate expenses	2,553	1,976	2,131
Profit from sale of vessel	(550)	—	—
Vessel write down following collision	10,500	—	—
Insurance recoverable from vessel repairs	(9,892)	504	—

Total operating expenses	186,599	216,155	251,413

Operating income	128,624	77,957	47,182
Other income/(expense)
Interest expense	(28,085)	(32,321)	(37,691)
Write off of deferred finance costs	(1,797)	(102)	(786)
Write off of call premium and redemption charges of 9.00% unsecured bond	—	—	(3,517)
Interest income	152	281	519

Income before income taxes	98,894	45,815	5,707
Income taxes	(800)	(1,177)	(397)

Net income	98,094	44,638	5,310

Earnings per share:
Basic:	$1.77	$0.81	$0.10
Diluted:	$1.76	$0.80	$0.10

Weighted average number of shares outstanding:
Basic:	55,360,004	55,418,626	55,508,974
Diluted:	55,706,104	55,794,481	55,881,454

See accompanying notes to consolidated financial statements.

Navigator Holdings Ltd.

Consolidated Statements of Comprehensive Income

	Year ended December 31, 2015 (in thousands)	Year ended December 31, 2016 (in thousands)	Year ended December 31, 2017 (in thousands)
Net income	$98,094	$44,638	$5,310
Other comprehensive (loss) / income:
Foreign currency translation (loss) / gain	(211)	178	10

Total comprehensive income	$97,883	$44,816	$5,320

See accompanying notes to consolidated financial statements.

Navigator Holdings Ltd.

Consolidated Statements of Stockholders’ Equity

(in thousands, except share data)

	Common stock
	Number of shares (Note 11)	Amount 0.01 par value (Note 11)	Additional Paid-in Capital (Note 11)	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total
January 1, 2015	55,346,613	553	584,808	(254)	225,457	$810,564
Restricted shares issued March 17, 2015	16,854	1	—	—	—	1
Net income	—	—	—	—	98,094	98,094
Foreign currency translation	—	—	—	(211)	—	(211)
Share-based compensation plan	—	—	1,643	—	—	1,643

December 31, 2015	55,363,467	$554	$586,451	$(465)	$323,551	$910,091
Restricted shares issued March 29, 2016	72,620	—	—	—	—	—
Net income	—	—	—	—	44,638	44,638
Foreign currency translation	—	—	—	178	—	178
Share-based compensation plan	—	—	1,573	—	—	1,573

December 31, 2016	55,436,087	$554	$588,024	$(287)	$368,189	$956,480
Restricted shares issued March 23, 2017	93,675	1	—	—	—	1
Net income	—	—	—	—	5,310	5,310
Foreign currency translation	—	—	—	10	—	10
Share-based compensation plan	—	—	1,412	—	—	1,412

December 31, 2017	55,529,762	$555	$589,436	$(277)	$373,499	$963,213

See accompanying notes to consolidated financial statements.

Navigator Holdings Ltd.

Consolidated Statements of Cash Flows

	Year ended December 31, 2015 (in thousands)	Year ended December 31, 2016 (in thousands)	Year ended December 31, 2017 (in thousands)
Cash flows from operating activities
Net income	$98,094	$44,638	$5,310
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	53,453	62,280	73,588
Payment of drydocking costs	(11,558)	(9,902)	(268)
Amortization of share-based compensation	1,643	1,573	1,412
Amortization of deferred financing costs	4,806	3,091	3,217
Call option premium on redemption of 9.00% unsecured bond	—	—	2,500
Prior year expenses recovered from insurance claim	—	—	(504)
Insurance claim debtor	(10,289)	60	(7)
Vessel write down following collision	10,500	—	—
Profit from sale of vessel	(550)	—	—
Unrealized foreign exchange	(205)	208	3
Changes in operating assets and liabilities
Accounts receivable	(1,855)	1,991	(7,831)
Bunkers and lubricant oils	1,331	(3,457)	(1,074)
Prepaid expenses and other current assets	(4,408)	(7,694)	(5,079)
Accounts payable, accrued interest and other liabilities	8,394	(6,040)	4,654
Long-term accounts receivable	198	—	—

Net cash provided by operating activities	149,554	86,748	75,921

Cash flows from investing activities
Payment to acquire vessels	(3,348)	(1,733)	(1,940)
Payment for vessels under construction	(236,648)	(239,179)	(180,629)
Purchase of other property, plant and equipment	(142)	(75)	(1,726)
Receipt of shipyard penalty payments	1,933	1,901	280
Placement of short term investment	—	—	(25,000)
Release of short term investment	—	—	25,000
Insurance recoveries	391	9,374	990
Capitalized costs for the repair of Navigator Aries	—	(8,441)	—
Proceeds from sale of vessel net of costs	31,958	—	—

Net cash used in investing activities	(205,856)	(238,153)	(183,025)

Cash flows from financing activities
Proceeds from secured term loan facilities	157,700	327,670	395,170
Issuance of 7.75% senior unsecured bonds	—	—	100,000
Repayment of 9.00% senior unsecured bonds	—	—	(127,500)
Issuance cost of 7.75% senior unsecured bonds	—	—	(1,819)
Direct financing cost of secured term loan facilities	(5,879)	(2,680)	(2,058)
Repayment of secured term loan facilities	(70,266)	(204,092)	(251,852)

Net cash provided by financing activities	81,555	120,898	111,941

Net increase/(decrease) in cash and cash equivalents	25,253	(30,507)	4,837
Cash and cash equivalents at beginning of year	62,526	87,779	57,272

Cash and cash equivalents at end of year	$87,779	$57,272	$62,109

Supplemental Information
Total interest paid during the year, net of amounts capitalized	$24,427	$29,815	$35,890

Total tax paid during the year	$632	$601	$515

See accompanying notes to consolidated financial statements.

Navigator Holdings Ltd.

Notes to the Consolidated Financial Statements

December 31, 2015, 2016 and 2017

1. Description of Business

Navigator Holdings Ltd. (the “Company”), the ultimate parent company of the Navigator Group of companies, is registered in the Republic of the Marshall Islands. The Company has a business of owning and operating a fleet of gas carriers. At December 31, 2017, the Company owned and operated 38 gas carriers (the “Vessels”) each having a cargo capacity of between 20,085 cbm and 38,000 cbm, of which 31 were semi-refrigerated, and seven were fully-refrigerated vessels.

2. Summary of Significant Accounting Policies

(a) Basis of Presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries (See Note 7) and a Variable Interest Entity (“VIE”). All intercompany accounts and transactions have been eliminated in consolidation.

As of December 31, 2017 the Company has consolidated 100% of PT Navigator Khatulistiwa, a VIE for which the Company is deemed to be the primary beneficiary, i.e. it has a controlling financial interest in this entity. The Company owns 49% of the VIE’s common stock, all of its secured debt and has voting control. All economic interests in the residual net assets reside with the Company. A VIE is an entity that in general does not have equity investors with voting rights or that has equity investors that do not provide sufficient financial resources for the entity to support its activities. A controlling financial interest in a VIE is present when a company has the power to direct the activities of a VIE that most significantly impact the entity’s economic performance and has the right to residual gains or the obligation to absorb losses that could potentially be significant to the VIE.

During the year ended December 31, 2017, the Company adopted Accounting Standards Update (“ASU”) 2015-17, Balance Sheet Classification of Deferred Taxes—which requires entities with a classified balance sheet to present all deferred tax assets and liabilities as noncurrent. The standard provides accounting guidance that will be used along with existing audit standards. The impact of adopting this ASU is immaterial to the financial statements.

During the year ended December 31, 2017, the Company adopted ASU 2016-09, Compensation — Stock Compensation (Topic 718): Improvements to Employee Share-Based Accounting. The update requires all income tax effects of awards to be recognized in the income statement when the awards vest or are settled. The standard provides accounting guidance that will be used along with existing audit standards. The impact of adopting this ASU was immaterial to the financial statements.

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

(d) Impairment of Vessels

Our vessels are reviewed for impairment when events or circumstances indicate the carrying amount of the vessel may not be recoverable. When such indicators are present, a vessel is tested for recoverability and we recognize an impairment loss if the sum of the future cash flows (undiscounted and excluding interest charges that will be recognized as an expense when incurred) expected to be generated by the vessel over its estimated remaining useful life are less than its carrying value. If we determine that a vessel’s undiscounted cash flows are less than its carrying value, we record an impairment loss equal to the amount by which its carrying amount exceeds its fair value. The new lower cost basis would result in a lower annual depreciation than before the impairment.

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

(e) Drydocking Costs

Each vessel is required to be dry-docked every 30 to 60 months for classification society surveys and inspections of, among other things, the underwater parts of the vessel. These works include, but are not limited to hull coatings, seawater valves, steelworks and piping works, propeller servicing and anchor chain winch calibrations, all of which cannot be performed while the vessels are operating. The Company capitalizes costs associated with the dry-dockings in accordance with ASC Topic 360 “Property, Plant and Equipment” and amortizes these costs on a straight-line basis over the period to the next expected dry-docking. Amortization of dry-docking costs is included in depreciation and amortization in the Consolidated Statements of Income. Costs incurred during the dry-docking period which relate to routine repairs and maintenance are expensed. Where a vessel is newly acquired, or constructed, a proportion of the cost of the vessel is allocated to the components expected to be replaced at the next drydocking based on the expected costs relating to the next drydocking, which is based on experience and past history of similar vessels. Drydocking costs are included within operating activities on the cashflow statement.

(f) Cash and Cash Equivalents

The Company considers highly liquid investments, such as time deposits and certificates of deposit, with an original maturity of three months or less when purchased, to be cash equivalents. The Company has cash in a U.S. financial institution which is insured by the Federal Deposit Insurance Corporation (“FDIC”) for up to $0.3 million. At December 31, 2017 and 2016 and for the years then ended, the Company had balances in this financial institution in excess of the insured amount. The Company also maintains cash balances in foreign financial institutions which are not covered by the FDIC.

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

(h) Accounts Receivable, net

The Company carries its accounts receivable at cost less an allowance for doubtful accounts. At December 31, 2017 and 2016, the Company evaluated its accounts receivable and established an allowance for doubtful accounts, based on a history of past write-offs, collections and current credit conditions. The Company does not generally charge interest on past-due accounts (unless the accounts are subject to legal action), and accounts are written off as uncollectible when all reasonable collection efforts have failed. Accounts are deemed past-due based on contractual terms.

(i) Bunkers and lubricant oils

Bunkers and lubricant oils include bunkers (fuel), for those vessels under voyage charter, and lubricants. Under a time charter, the cost of bunkers is borne by and remains the property of the charterer. Bunkers and lubricant oils are accounted for on a first in, first out basis and are valued at cost.

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

(l) Revenue Recognition

The Company employs its vessels on time charters, voyage charters or COA’s. With time charters, the Company receives a fixed charter hire per on-hire day and revenue is recognized on an accrual basis and is recorded over the term of the charter as service is provided. In the case of voyage charters or COA’s, the vessel is contracted for a voyage, or a series of voyages, between two or more ports and the Company is paid for the cargo transported. Revenue for these voyages is recognized on a discharge to discharge basis in determining percentage of completion for all voyage charters, but the Company does not begin to recognize the revenue until a charter has been agreed to by the customer and the Company, even if the vessel has discharged its cargo and is sailing to the anticipated load port for its next voyage.

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

(r) Critical Accounting Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from these estimates.

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

The Company has four subsidiaries incorporated in the United Kingdom where the base tax rate is 19%. One UK subsidiary earns management and other fees from fellow subsidiary companies. The second UK subsidiary holds an investment in our VIE and has a loan to our group subsidiary in Poland. The third subsidiary earns management fees from fellow subsidiary companies. The fourth subsidiary was dormant as at December 31, 2017.

The Company has a subsidiary in Poland where the base tax rate is 19%.

The Company has a subsidiary incorporated in Singapore where the base tax rate is 17%. The subsidiary earns management and other fees and receives interest from its VIE, PT Navigator Khatulistiwa,

The Company considered the income tax disclosure requirements of ASC Topic 740 “Income Taxes,” with regard to disclosing material unrecognized tax benefits; none were identified. The Company’s policy is to recognize accrued interest and penalties for unrecognized tax benefits as a component of tax expense. At December 31, 2017 and 2016, there were no accrued interest and penalties for unrecognized tax benefits.

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

(v) Segment Reporting

Although separate vessel financial information is available, Management internally evaluates the performance of the enterprise as a whole and not on the basis of separate business units or different types of charters. As a result, the Company has determined that it operates as one reportable segment. Since the Company’s vessels regularly move between countries in international waters over many trade routes, it is impractical to assign revenues or earnings from the transportation of international LPG and petrochemical products by geographic area.

(w) Recent Accounting Pronouncements

The following accounting standards issued as of December 31, 2017, may affect the future financial reporting by Navigator Holdings Ltd:

In May 2014, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), providing a framework that replaces the existing revenue recognition guidance. The main principle is that a company should recognize revenue when promised goods or services are transferred to customers in an amount that reflects the consideration to which an entity expects to be entitled for those goods or services. To achieve this principle, an entity should apply the following steps: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract(s), (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract(s), and (v) recognize revenue when, or as, the entity satisfies a performance obligation.

The effective date for ASU 2014-09 was deferred by ASU 2015-14 and is now effective for annual and interim periods in fiscal years beginning after December 15, 2017. The guidance permits two methods of adoption: retrospectively to each prior reporting period presented (the full retrospective method), or retrospectively with the cumulative effect at the date of initial application (the modified retrospective method). The Company will adopt the standard using the modified retrospective method to incorporate the cumulative effect at the date of initial application for reporting periods presented beginning January 1, 2018.

During the last year the Company has taken part in a series of discussions with a collective of global shipping companies, to ensure key industry specifics have been considered, as well as to consider the differing views within the industry in order to give maximum consideration to the implementation of the new standard.

The Company has assessed the potential impact that the adoption of this guidance will have on its financial statements and footnote disclosures, as well as understanding the implications for the company’s internal processes, systems and controls. The adoption of this standard will have little or no impact on the timing or amounts of revenue recognized for our vessels that operate on time charters.

For vessels undertaking voyage charters or contracts of affreightment, we determined that the period over which revenue is recognized will change as a result of adopting this standard. The current policy recognizes revenue beginning from the later of the previous discharge port or the charter party date across the period to the date discharge is completed. Under the new standard, revenue will be recognized beginning from load port across the period to the date discharge is complete, reducing the period of time over which revenue is recognized. The Company has calculated that the effect of this change would result in an increase in the amount of revenue earned and recognized for the year ended December 31, 2017 by a net of $ 0.5 million.

The adoption of the new revenue recognition standard will also have an impact on related voyage expenses as certain costs incurred to fulfill a contract or performance obligation can be deferred and amortized over the period of the voyage. The Company has calculated that the effect of this change would result in a reduction in the amount of voyage expenses recognized in the financial statements for the year ended December 31, 2017 by a net of $0.2 million.

The Company has also considered the impact on reporting under ASC 606 and has adapted its internal processes and controls to reflect the changes. The Company is also considering the impact on Time Charter Equivalent or “TCE”, a non-GAAP measure which the shipping industry uses extensively to measure the average daily performance of a vessel and what, if any, changes will be made to this measure as the new revenue recognition principles are adopted.

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

In June 2016, the FASB issued ASU 2016–13, Financial Instruments – Credit Losses, which changes the recognition model for the impairment of financial instruments, including accounts receivable, loans and held-to-maturity debt securities, among others. ASU 2016–13 is required to be adopted using the modified retrospective method by January 1, 2020, with early adoption permitted for fiscal periods beginning after December 15, 2018. We do not anticipate that the adoption of ASU 2016–13 will have a significant impact on our Consolidated Financial Statements and related disclosures; however, we are currently in the early stages of evaluating the requirements and the period for which we will adopt the standard.

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

This ASU is effective for public business entities for annual and interim periods in fiscal years beginning after December 15, 2017. For all other entities, the ASU is effective for annual periods in fiscal years beginning after December 15, 2018. The Company will adopt this standard beginning January 1, 2018. The impact of adopting this ASU will be immaterial to the financial statements.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash, which requires companies to include cash and cash equivalents that have restrictions on withdrawal or use in total cash and cash equivalents on the statement of cash flows. This ASU is effective for public business entities for annual and interim periods in fiscal years beginning after December 15, 2017. The Company will adopt this standard beginning January 1, 2018. The impact of adopting this ASU will be immaterial to the financial statements.

3. Fair Value of Financial Instruments Not Accounted For at Fair Value

The principal financial assets of the Company at December 31, 2017 and 2016 consist of cash and cash equivalents, and accounts receivable. The principal financial liabilities of the Company consist of accounts payable, accrued expenses and other liabilities, secured term loan facilities, a revolving credit facility and the 7.75% senior unsecured bond issue.

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

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The 7.75% unsecured bond issue is classified as a level two liability and the fair value has been calculated based on the most recent trades of the bond on the Oslo Børs prior to December 31, 2017.

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

	December 31, 2016			December 31, 2017
Fair Value Hierarchy Level	Fair Value Hierarchy Level	Carrying Amount Asset (Liability)	Fair Value Asset (Liability)	Carrying Amount Asset (Liability)	Fair Value Asset (Liability)
		(in thousands)
Cash and cash equivalents	Level 1	57,272	57,272	62,109	62,109
Senior unsecured bond (note 9)	Level 2	(125,000)	(127,423)	(100,000)	(96,775)
Secured term loan facilities and revolving credit facility (note 8)	Level 3	(628,872)	(553,346)	(772,191)	(636,220)

4. Accounts Receivable, Net

It is a condition of time charter parties that payments of hire are received monthly in advance. Voyage charter contracts require payment upon completion of each discharge, with subsequent demurrage claims payable on submission of invoices. At December 31, 2017, management has provided a provision for doubtful accounts of $0.3 million relating to outstanding demurrage claims (2016: $0.2 million).

5. Vessels in Operation

	Vessel (in thousands)	Drydocking (in thousands)	Total (in thousands)
Cost
December 31, 2015	$1,462,136	$26,729	$1,488,865
Additions	10,176	9,902	20,078
Transfer in from vessels under construction	256,663	2,800	259,463
Disposals	—	(5,482)	(5,482)
Reduction in contract cost of newbuild vessels	(1,484)	—	(1,484)

December 31, 2016	1,727,491	33,949	1,761,440
Additions	1,940	268	2,208
Transfer in from vessels under construction	327,571	3,550	331,121
Disposals	—	(1,492)	(1,492)
Reduction in contract cost of newbuild vessels	(280)	—	(280)

December 31, 2017	2,056,722	36,275	2,092,997

Accumulated Depreciation
December 31, 2015	$215,024	$9,390	$224,414
Charge for the period	53,653	8,496	62,149
Disposals for the period	—	(5,482)	(5,482)

December 31, 2016	268,677	12,404	281,081
Charge for the period	64,031	9,238	73,269
Disposals for the period	—	(1,492)	(1,492)

December 31, 2017	332,708	20,150	352,858

Net Book Value
December 31, 2015	$1,247,112	$17,339	$1,264,451

December 31, 2016	$1,458,814	$21,545	$1,480,359

December 31, 2017	$1,724,014	$16,125	$1,740,139

During 2017 the Company took delivery of two semi-refrigerated midsize liquefied gas carriers from Jiangnan shipyard for a combined contract price of $156.8 million and two semi-refrigerated handysize and one fully refrigerated liquefied gas carriers from HMD shipyard for a combined contract price of $152.5 million.

In 2016 the Company took delivery of two semi-refrigerated handysize liquefied gas carriers and two midsize semi-refrigerated ethylene capable liquefied gas carriers from Jiangnan shipyard for a combined contract price of $243.8 million.

The net book value of vessels that serve as collateral for the Company’s secured term loan and revolving credit facilities (Note 8) was $1,591 million at December 31, 2017.

6. Vessels Under Construction

	2016 (in thousands)	2017 (in thousands)
Vessels under construction at January 1	$170,776	$150,492
Payments to shipyard	221,532	174,131
Other payments including initial stores and site costs	12,580	4,783
Capitalized interest	5,067	1,715
Transfer to vessels in operation	(259,463)	(331,121)

Vessels under construction at December 31	$150,492	$—

7. Group Subsidiaries

At December 31, 2017 and 2016, the company had the following significant subsidiaries:

Corporation Name	Percentage Ownership as of December 31,		Country of Incorporation	Subsidiary of Limited Liability Company
	2016	2017
- Navigator Gas US L.L.C.	100%	100%	Delaware (USA)	Service company
- Navigator Gas L.L.C.	100%	100%	Marshall Islands	Holding company
~ Navigator Aries L.L.C.	100%	100%	Marshall Islands	Vessel-owning company
~ Navigator Atlas L.L.C.	100%	100%	Marshall Islands	Vessel-owning company
~ Navigator Aurora L.L.C.	100%	100%	Marshall Islands	Vessel-owning company
~ Navigator Centauri L.L.C.	100%	100%	Marshall Islands	Vessel-owning company
~ Navigator Ceres L.L.C.	100%	100%	Marshall Islands	Vessel-owning company
~ Navigator Ceto L.L.C.	100%	100%	Marshall Islands	Vessel-owning company
~ Navigator Copernico L.L.C.	100%	100%	Marshall Islands	Vessel-owning company
~ Navigator Capricorn L.L.C.	100%	100%	Marshall Islands	Vessel-owning company
~ Navigator Eclipse L.L.C.	100%	100%	Marshall Islands	Vessel-owning company
~ Navigator Europa L.L.C.	100%	100%	Marshall Islands	Vessel-owning company
~ Navigator Galaxy L.L.C.	100%	100%	Marshall Islands	Vessel-owning company
~ Navigator Gemini L.L.C.	100%	100%	Marshall Islands	Vessel-owning company
~ Navigator Genesis L.L.C.	100%	100%	Marshall Islands	Vessel-owning company
~ Navigator Glory L.L.C.	100%	100%	Marshall Islands	Vessel-owning company
~ Navigator Grace L.L.C.	100%	100%	Marshall Islands	Vessel-owning company
~ Navigator Gusto L.L.C.	100%	100%	Marshall Islands	Vessel-owning company
~ Navigator Jorf L.L.C.	100%	100%	Marshall Islands	Vessel-owning company
~ Navigator Leo L.L.C.	100%	100%	Marshall Islands	Vessel-owning company
~ Navigator Libra L.L.C.	100%	100%	Marshall Islands	Vessel-owning company
~ Navigator Luga L.L.C.	100%	100%	Marshall Islands	Vessel-owning company
~ Navigator Magellan L.L.C.	100%	100%	Marshall Islands	Vessel-owning company
~ Navigator Mars L.L.C.	100%	100%	Marshall Islands	Vessel-owning company
~ Navigator Neptune L.L.C.	100%	100%	Marshall Islands	Vessel-owning company
~ Navigator Nova L.L.C.	100%	100%	Marshall Islands	Vessel-owning company
~ Navigator Oberon L.L.C.	100%	100%	Marshall Islands	Vessel-owning company
~ Navigator Pegasus L.L.C.	100%	100%	Marshall Islands	Vessel-owning company
~ Navigator Phoenix L.L.C.	100%	100%	Marshall Islands	Vessel-owning company
~ Navigator Prominence L.L.C.	100%	100%	Marshall Islands	Vessel-owning company
~ Navigator Saturn L.L.C.	100%	100%	Marshall Islands	Vessel-owning company
~ Navigator Scorpio L.L.C.	100%	100%	Marshall Islands	Vessel-owning company
~ Navigator Taurus L.L.C.	100%	100%	Marshall Islands	Vessel-owning company
~ Navigator Triton L.L.C.	100%	100%	Marshall Islands	Vessel-owning company
~ Navigator Umbrio L.L.C.	100%	100%	Marshall Islands	Vessel-owning company
~ Navigator Venus L.L.C.	100%	100%	Marshall Islands	Vessel-owning company
~ Navigator Virgo L.L.C.	100%	100%	Marshall Islands	Vessel-owning company
~ Navigator Yauza L.L.C.	100%	100%	Marshall Islands	Vessel-owning company
~ NGT Services (UK) Ltd	100%	100%	England	Service company
~ NGT Services (Poland) Sp. Z O.O	100%	100%	Poland	Service company
~ Navigator Gas Ship Management Ltd.	100%	100%	England	Service company
~ Falcon Funding PTE Ltd	100%	100%	Singapore	Service company
~ Navigator Gas Invest Ltd	100%	100%	England	Investment company
- PT Navigator Khatulistiwa	49%	49%	Indonesia	Vessel-owning company
~ Navigator Terminals L.L.C.	n/a *	100%	Marshall Islands	Investment company
~ Navigator Terminals Invest Ltd	n/a *	100%	England	Investment company
- Navigator Ethylene Terminals L.L.C.	n/a *	100%	Delaware (USA)	Investment company
- Enterprise Navigator Ethylene Terminal L.L.C.	n/a *	50%	Texas (USA)	Terminal operator

*	Entities formed during 2017.

The VIE, PT Navigator Khatulistiwa, had total assets and liabilities, as of December 31, 2017, of $132.2 million (2016: $137.5 million) and $54.4 million (2016: $73.0 million) respectively.

8. Secured Term Loan Facilities and Revolving Credit Facility

The table below represents the annual principal payments to be made under our term loans and revolving credit facilities after December 31, 2017:

	December 31, 2016 (in thousands)	December 31, 2017 (in thousands)
Due within one year	$81,128	$83,352
Due in two years	188,586	70,600
Due in three years	41,823	128,725
Due in four years	99,948	60,600
Due in five years	31,823	302,461
Due in more than five years	185,564	126,452

Total secured term loan facilities and revolving credit facility	$628,872	$772,190
Less: current portion	81,128	83,352

Secured term loan facilities and revolving credit facility, non-current portion	$547,744	$688,838

January 2015 Secured Term Loan Facility. On January 27, 2015 the Company entered into a secured term loan facility with Credit Agricole Corporate and Investment Bank as agent as well as HSH Nordbank AG and NIBC Bank N.V. to refinance the April 2013 $120.0 million secured term loan facility, as well as to provide financing for an additional five existing newbuildings. The January 2015 secured term loan facility has a term of up to seven years from the loan drawdown date with a maximum principal amount of up to $278.1 million. The aggregate fair market value of the collateral vessels must be no less than 135% of the aggregate outstanding borrowing under the facility. Interest on amounts drawn is payable at a rate of U.S. LIBOR plus 270 basis points per annum. The deferred finance costs associated with the extinguishment of the previous $120.0 million facility were written off in full. The facility is fully drawn and at December 31, 2017 the amount still outstanding was $222.3 million which is repayable for each vessel tranche in quarterly instalments of between $0.5 million and $0.7 million for seven years from the date of each vessel drawdown followed by a final payment of between $15.6 million and $18.3 after each seven year term ends.

This loan facility is secured by first priority mortgages on each of; Navigator Atlas, Navigator Europa, Navigator Oberon, Navigator Triton, Navigator Umbrio, Navigator Centauri, Navigator Ceres, Navigator Ceto and Navigator Copernico as well as assignments of earnings and insurances on these secured vessels. The financial covenants each as defined within the credit facility are: a) the maintenance at all times of cash and cash equivalents in an amount equal to or greater than (i) $25.0 million and (ii) 5% of the total indebtedness; b) a ratio of EBITDA to interest expense of not less than 3:1; and c) maintain a ratio of total stockholders’ equity to total assets of not less than 30%. At December 31, 2017, the Company was in compliance with all covenants contained in this credit facility.

December 2015 Secured Revolving Credit Facility. On December 21, 2015 the company entered into a secured revolving credit facility with Nordea Bank AB and ABN Amro Bank N.V as agents, to provide financing for six vessels. The December 2015 secured revolving credit facility has a term of seven years from the loan arrangement date (expiring in December 2022) with a maximum principal amount of up to $290.0 million. Interest on amounts drawn is payable at a rate of U.S. LIBOR plus 210 basis points per annum. The aggregate fair market value of the collateral vessels must be no less than 125% of the aggregate outstanding borrowing under the facility. At December 31, 2017 the facility was fully drawn following the delivery during 2017 of the remaining four newbuilding vessels in the facility with an amount still outstanding of $263.1 million which is repayable over 19 combined quarterly instalments of $4.1 million with the final combined repayment of $185.1 million on December 21, 2022.

This loan facility is secured by first priority mortgages on each of; Navigator Aurora, Navigator Eclipse, Navigator Nova, Navigator Prominence, Navigator Luga and Navigator Yauza as well as assignments of earnings and insurances on these secured vessels. The financial covenants each as defined within the credit facility are: a) the maintenance at all times of cash and cash equivalents in an amount equal to or greater than (i) $25.0 million and (ii) 5 per cent of the total indebtedness; b) a ratio of EBITDA to interest expense of not less than 3:1; and c) maintain a ratio of total stockholders’ equity to total assets of not less than 30%. The Company also paid a commitment fee of 0.74% per annum based on any undrawn portion of the facility. At December 31, 2017, the Company was in compliance with all covenants contained in this credit facility.

October 2016 Secured Term Loan and Revolving Credit Facility. On October 28, 2016 the company entered into a secured term loan and revolving credit facility with ABN Amro Bank N.V as agents as well as Nordea Bank AB, London Branch; DVB Bank SE and Skandinaviska Enskilda Banken AB to provide $130.0 million to refinance and extinguish the remaining debt under the 2011 secured term loan facility and the 2012 secured term loan facility; to provide $35 million as a newbuilding term loan to part finance Navigator Jorf, which was delivered in July 2017, and to provide a revolving credit facility of $55.0 million for general corporate purposes. The facility has a term of seven years from the first utilization date (expiring in December 2023) with a maximum principal amount of up to $220.0 million. As of December 31, 2017 the outstanding balance drawn on the loan was $138.1 million which is repayable in quarterly amounts of $9.4 million, $7.1 million, $7.1 million, $5.5 million, 17 quarterly instalments of $4.1 million, $1.0 million, $0.5 million followed by a combined final repayment of $37.8 million. Interest on amounts drawn is payable at a rate of U.S. LIBOR plus 260 basis points per annum. The aggregate fair market value of the collateral vessels must be no less than 125% of the aggregate outstanding borrowing under the facility.

This facility is secured by first priority mortgages on each of: Navigator Gemini, Navigator Leo, Navigator Libra, Navigator Orion (formerly Navigator Mars), Navigator Neptune, Navigator Pegasus, Navigator Phoenix, Navigator Taurus, Navigator Venus and Navigator Jorf as well as assignments of earnings and insurances on these secured vessels. The financial covenants each as defined within the credit facility are: a) the maintenance at all times of cash and cash equivalents in an amount equal to or greater than (i) $25.0 million and (ii) 5 per cent of the total indebtedness; b) a ratio of EBITDA to interest expense of not less than 3:1; and c) maintain a ratio of total stockholders’ equity to total assets of not less than 30%. The Company also pays a commitment fee of 0.91% per annum based on any undrawn portion of the facility. At December 31, 2017, the Company was in compliance with all covenants contained in this credit facility.

June 2017 Secured Term Loan and Revolving Credit Facility. On June, 2017 the company entered into a secured term loan and revolving credit facility with Nordea Bank AB (Publ.), Filial I Norge, BNP Paribas, DVB Bank America N.V., ING Bank N.V. London Branch and Skandinaviska Enskilda Banken AB (Publ.) for a maximum principal amount of $160.8 million (the “June 2017 Secured Term Loan and Revolving Credit Facility”), to re-finance our $270.0 million February 2013 secured term loan facility that was due to mature in February 2018 and for general corporate purposes. The facility has $100.0 million as a secured term loan and $60.8 million is available in a revolving credit facility with a term of six years from the date of the agreement (expiring in June 2023) with a maximum principal amount of up to $160.8 million. As of December 31, 2017, the outstanding balance drawn on the loan was $148.8 million which is repayable in quarterly amounts of $4.1 million. Interest on amounts drawn is payable at a rate of U.S. LIBOR plus 230 basis points per annum. The aggregate fair market value of the collateral vessels must be no less than 125% of the aggregate outstanding borrowing under the facility.

The facility is secured by first priority mortgages on each of Navigator Galaxy, Navigator Genesis, Navigator Grace, Navigator Gusto, Navigator Glory, Navigator Capricorn, Navigator Scorpio and Navigator Virgo, as well as assignment of earnings and insurances on these secured vessels. The financial covenants each as defined within the credit facility are: a) the maintenance at all times of cash and cash equivalents in an amount equal to or greater than (i) $25.0 million and (ii) 5 per cent of the total indebtedness; b) a ratio of EBITDA to interest expense of not less than 2.5:1; and c) maintain a ratio of total stockholders’ equity to total assets of not less than 30%. The Company also pays a commitment fee of 0.91% per annum based on any undrawn portion of the facility. At December 31, 2017, the Company was in compliance with all covenants contained in this credit facility.

The following table shows the breakdown of secured term loan facilities and total deferred financing costs split between current and non-current liabilities at December 31, 2017 and December 31, 2016:

	December 31, 2016	December 31, 2017
	(in thousands)
Current Liability
Current portion of long-term debt	$(81,128)	$(83,352)
Less: current portion of deferred financing costs	2,664	1,793

Current portion of secured term loan facility, net of deferred financing costs	$(78,464)	$(81,559)

Non-Current Liability
Secured term loan facilities net of current portion	$(547,744)	$(688,838)
Less: non-current portion of deferred financing costs	7,064	7,180

Non-current secured term loan facilities, net of current portion and non-current deferred financing costs	$(540,680)	$(681,658)

9. Senior Unsecured Bond

On February 10, 2017, the Company issued senior unsecured bonds in an aggregate principal amount of $100.0 million with Norsk Tillitsmann ASA as the bond trustee (the “2017 Bonds”). The net proceeds of the issuance of the 2017 Bonds, together with cash on hand, were used to redeem in full all of the Company’s outstanding 9.0% senior unsecured bonds. The 2017 Bonds are governed by Norwegian law and listed on the Nordic ABM which is operated and organized by Oslo Børs ASA. The 2017 Bonds bear interest at a rate of 7.75% per annum and mature on February 10, 2021. Interest is payable semi-annually in arrears on February 10 and August 10. The Company may redeem the 2017 Bonds, in whole or in part, at any time beginning on or after February 11, 2019. Any 2017 Bonds redeemed from February 11, 2019 up until February 10, 2020, are redeemable at 103.875% of par, from February 11, 2020 to August 10, 2020, are redeemable at 101.9375% of par, and from August 11, 2020 to the maturity date are redeemable at 100% of par, in each case, plus accrued interest.

The 2017 Bond Agreement contains an option to issue additional bonds up to a maximum issue amount of a further $100.0 million, at identical terms as the original bond issue, except that additional bonds may be issued at a different price.

The financial covenants each as defined within the bond agreement are: (a) The issuer shall ensure that the Group (meaning “the Company and its subsidiaries”) maintains a minimum liquidity of the greater of no less than $25.0 million; (b) to maintain an interest coverage ratio (as defined in the bond agreement) of not less than 2.25:1; and (c) maintain a Group equity ratio of minimum 30% (as defined in the bond agreement); At December 31, 2017, the Company was in compliance with all covenants contained in this credit facility.

The 2017 Bond Agreement provides that we may declare dividends so long as such dividends do not exceed 50% of our cumulative consolidated net profits after taxes since June 30, 2016. The 2017 Bond Agreement also limits us and our subsidiaries from, among other things, entering into mergers and divestitures, engaging in transactions with affiliates or incurring any additional liens which would have a material adverse effect. In addition, the 2017

Bond Agreement includes customary events of default, including those relating to a failure to pay principal or interest, a breach of covenant, false representation and warranty, a cross-default to other indebtedness, the occurrence of a material adverse effect, or our insolvency or dissolution.

The following table shows the breakdown of our senior unsecured bond and total deferred financing costs at December 31, 2017 and December 31 2016:

	December 31, 2016	December 31, 2017
	(in thousands)
Senior Unsecured Bond
Total Bond	$(125,000)	$(100,000)
Less deferred financing costs	—	1,416

Total Bond, net of deferred financing costs	$(125,000)	$(98,584)

10. Earnings per Share

Basic and diluted earnings per share is calculated by dividing the net income available to common stockholders by the average number of common shares outstanding during the periods. Diluted earnings per share is calculated by adjusting the net income available to common stockholders and the weighted average number of common shares used for calculating basic earnings per share for the effects of all potentially dilutive shares.

The calculation of both basic and diluted number of weighted average outstanding shares of:

	December 31, 2015	December 31, 2016	December 31, 2017
Net income available to common stockholders (in thousands)	98,094	44,638	5,310
Basic weighted average number of shares	55,360,004	55,418,626	55,508,974
Effect of dilutive potential share options:	346,100	375,855	372,480

Diluted weighted average number of shares	55,706,104	55,794,481	55,881,454

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

Prior to closing of the Company’s initial public offering in November 2013, this 2008 Plan was frozen such that new awards will no longer be issued thereunder. However, any outstanding awards issued prior to the 2008 Plan being frozen shall continue to remain outstanding and extend beyond the date the 2008 Plan was frozen. Any future equity incentive awards will be granted under the new 2013 Long Term Incentive Plan (the “2013 Plan”) entered into prior to the closing of the Company’s initial public offering.

The 2013 Plan is administered by the Compensation Committee with certain decisions subject to approval of our Board. The maximum aggregate number of common shares that may be delivered pursuant to options or restricted stock awards granted under the 2013 Plan is 3,000,000 shares of common stock. A holder of restricted stock, awarded under the 2013 Plan, shall have the same voting and dividend rights as the Company’s other common stockholders in relation to those shares.

Share awards

On March 23, 2017, the Company granted 28,194 restricted shares under the 2013 Plan to non-employee directors with a weighted average value of $12.77 per share. These restricted shares vest on the first anniversary of the grant date. On the same date the Company granted 42,023 restricted shares to the Chief Executive Officer of the Company and a further 23,458 restricted shares were granted to officers and employees of the Company with a weighted average value of $12.77 per share. All these restricted shares vest on the third anniversary of the grant date.

During the year ended December 31, 2017, 22,782 shares that were previously granted under the 2013 Plan to non-employee directors with a weighted average grant value of $15.80 per share vested at a fair value of $305,279. During the year ended December 31, 2017, 2,500 shares that were previously granted under the 2013 Plan to an officer of the Company with an average grant value of $19.59 vested at a fair value of $24,888.

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

During the year ended December 31, 2016, 118,971 shares that were previously granted under the 2008 Plan at a weighted average grant value of $11.10 vested at a fair value of $1,893,223.

Restricted share grant activity for the year ended December 31, 2016 and 2017 was as follows:

	Number of non- vested restricted shares	Weighted average grant date fair value	Weighted average remaining contractual term	Aggregate intrinsic value
Balance as of January 1, 2016	121,471	$11.28	0.29 years	$1,658,079
Granted	72,620	15.80
Vested	(118,971)	11.10

Balance as of December 31, 2016	75,120	$15.93	1.59 years	$698,616
Granted	93,675	12.77
Vested	(25,282)	16.17

Balance as of December 31, 2017	143,513	13.82	1.49 years	$1,413,603

Using the straight-line method of expensing the restricted stock grants, the weighted average estimated value of the shares calculated at the date of grant is recognized as compensation cost in the Statement of Income over the period to the vesting date.

During the year ended December 31, 2017, the Company recognized $859,061 in share-based compensation costs relating to share grants (year ended December 31, 2016: $636,324). As of December 31, 2017, there was a total of $1,027,683 unrecognized compensation costs relating to the expected future vesting of share-based awards (December 31, 2016: $690,514) which are expected to be recognized over a weighted average period of 1.49 years (December 31, 2016: 1.59 years).

Share options

Share options issued under the 2013 Plan are not exercisable until the third anniversary of the grant date and can be exercised up to the tenth anniversary of the date of grant. The fair value of each option is calculated on the date of grant based on the Black-Scholes valuation model using the assumptions listed in the table below.

Expected volatilities are based on the historic volatility of the Company’s stock price and other factors. The Company does not currently pay dividends and it is assumed this will not change. The expected term of the options granted is anticipated to occur in the range between 4 and 6.5 years. The risk-free rate is the rate adopted from the U.S. Government Zero Coupon Bond.

The movements in the existing share options during the years ended December 31, 2016 and 2017 were as follows:

Options	Number of non- vested options	Weighted average exercise price per share	Weighted average remaining contractual term years	Aggregate intrinsic value
Balance as of January 1, 2016	378,440	21.52	8.35	—
Forfeited during the year	(4,700)	20.09	—	—

Balance as of December 31, 2016	373,740	$21.54	7.70	—
Forfeited during the period	(5,000)	23.85	—	—
Vested	(214,055)	—	—	—

Balance as of December 31, 2017	154,685	21.87	6.70	$—

On April 14, 2017, 194,055 share options granted on April 14, 2014 at an option price of $24.29 became exercisable. On October 14, 2017, 20,000 share options granted on October 14, 2014 at an option price of $23.18 became exercisable. None of the options were exercised as of December 31, 2017.

During the year ended December 31, 2017, the Company recognized $553,894 in share-based compensation costs relating to options granted under the 2013 Plan, recognized in general and administrative costs (year ended December 31, 2016, $937,647). At December 31, 2017, there was $85,898 of total unrecognized compensation costs related to non-vested options under the 2013 Plan (year ended December 31, 2014 $673,022). This cost is expected to be recognized over a weighted average period of 0.21 years (year ended December 31, 2016 0.7 years).

12. Commitments and Contingencies

The contractual obligations schedule set forth below summarizes our contractual obligations as of December 31, 2017.

	2018	2019	2020	2021	2022	Thereafter	Total
	(in thousands)
Secured term loan facilities and revolving credit facilities	83,352	70,600	128,725	60,600	302,461	126,452	772,190
7.75% senior unsecured bond issue	—	—	—	100,000	—	—	100,000
Office operating leases	1,134	1,558	1,345	1,192	115	—	5,344

Total contractual obligations	$84,486	$72,158	$130,070	$161,792	$302,576	$126,452	$877,534

The Company occupies office space in London with a lease that commenced in January 2017 for a period of 10 years with a mutual break option in January 2022, which is the fifth anniversary from the lease commencement date. The gross rent per year is approximately $1.1 million.

The Company entered into a lease for office space in New York commencing on June 1, 2017 and expires on May 31, 2020 to replace an expiring lease. The annual gross rent under this lease is approximately $0.4 million, subject to certain adjustments.

The lease term for our representative office in Gdynia, Poland is for a period of five years commencing from April 2017. The gross rent per year is approximately $60,000.

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

At December 31, 2017, 21 of the Company’s 38 operated vessels, were subject to time charters, 11 of which will expire within one year, five which will expire within three years, and five which will expire within ten years. The committed charter income as of December 31, 2017 is as follows:

(in thousands)
2018:	$111,929
2019:	$89,819
2020:	$77,876
2021:	$61,830
2022:	$62,124

During 2017, five charterers contributed 64.6% of the operating revenue, comprising 16.5%, 16.3%, 11.9%, 10.4% and 9.5% (2016: five charterers contributed 51.4% of the operating revenue, comprising 14.0%, 11.7%, 9.1%, 8.3% and 8.3%).

At December 31, 2017 and 2016, all of the Company’s cash and cash equivalents and short-term investments were held by large financial institutions, highly rated by a recognized rating agency.

14. Income Taxes

Navigator Holdings Ltd and its vessel owning subsidiaries are incorporated in the Marshall Islands and under the laws of the Marshall Islands are not subject to tax on income or capital gains and no Marshall Islands withholding tax will be imposed on dividends paid by the Company to its stockholders. However, the Company’s UK, Polish and Singaporean subsidiaries are subject to local taxes.

	2015 (in thousands)	2016 (in thousands)	2017 (in thousands)
Net Income	$98,094	$44,638	$5,310
Tax expense at statutory rate	$—	$—	$—

Total statutory tax charge	$—	$—	$—
Tax charge in UK subsidiaries	$383	$669	$221
Tax credit in Polish subsidiary	$(21)	$—	$(130)
Tax charge in Singapore subsidiary	$438	$508	$306

Total Tax charge	$800	$1,177	$397

15. Subsequent Events

On January 31, 2018, the Company entered into a 50/50 joint venture with Enterprise Products Partners L.P. to build a new ethylene export facility along the U.S. Gulf Coast that will have the capacity to export approximately one million tons of ethylene per year. Refrigerated storage for 30,000 tons of ethylene will be constructed on-site and will provide the capability to load ethylene at rates of 1,000 tons per hour. The facilities are expected to be in service by the first quarter of 2020. The project is supported by long-term contracts with customers that include U.S. ethylene producer Flint Hills Resources and a major Japanese trading company.