Form 20-F
period 2018-12-31
Navigator Holdings Ltd.
filed 2019-04-01
CIK 1581804

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

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

55,657,631 Shares of Common Stock

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “accelerated filer”, “large accelerated filer” and emerging growth company” in Rule 12b-2 of the Exchange Act.

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

This annual report on Form 20-F for the year ended December 31, 2018, or this “annual report,” should be read in conjunction with our consolidated financial statements and notes thereto included in this annual report. Unless the context otherwise requires all references in this annual report to “Navigator Holdings,” “our,” “we,” “us” and the “Company” refer to Navigator Holdings Ltd., a Marshall Islands corporation. All references in this annual report to our wholly-owned subsidiary “Navigator Gas L.L.C.” refer to Navigator Gas L.L.C., a Marshall Islands limited liability company. As used in this annual report, unless the context indicates or otherwise requires, references to “our fleet” or “our vessels” include the 38 vessels we owned and operated as of December 31, 2018. As used in the annual report, (i) “WLR” refers to WL Ross & Co. LLC and (ii) the “WLR Group” refers to WLR and certain of its affiliated investment funds owning shares of our common stock, collectively.

Cautionary Statement Regarding Forward Looking Statements

This annual report contains certain forward-looking statements concerning plans and objectives of management for future operations or economic performance, or assumptions related thereto, including our financial forecast. In addition, we and our representatives may from time to time make other oral or written statements that are also forward-looking statements. Such statements include, in particular, statements about our plans, strategies, business prospects, changes and trends in our business and the markets in which we operate as described in this annual report. In some cases, you can identify the forward-looking statements by the use of words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” “scheduled,” or the negative of these terms or other comparable terminology. Forward-looking statements appear in a number of places in this annual report. These risks and uncertainties include, but are not limited to:

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

•

our expectations regarding the construction and financing of the ethylene export marine terminal at Morgan’s Point, Texas (the “Marine Export Terminal”), the financing of our investment in the Marine Export Terminal and the financial success of the Marine Export Terminal and our related 50/50 joint venture with Enterprise Products Partners L.P. (the “Export Terminal Joint Venture”); and

•	other factors discussed in “Item 3—Key Information—Risk Factors” of this annual report.

All forward-looking statements included in this annual report are made only as of the date of this annual report. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. We expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. We make no prediction or statement about the performance of our common stock.

iii

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

Not applicable.

Item 3.	Key Information

A.	Selected Financial Data

The following table presents selected historical financial data for the years ended December 31, 2014, 2015, 2016, 2017 and 2018 which has been derived in part from our audited consolidated financial statements included elsewhere in this annual report, and should be read together with and qualified in its entirety by reference to such audited consolidated financial statements.

The following table should be read together with “Item 5—Operating and Financial Review and Prospects.”

	Navigator Holdings
	Year Ended December 31,
	2014	2015	2016	2017	2018
	(in thousands, except per share data, fleet data and average daily results)
Income Statement Data:
Operating Revenue	$304,875	$315,223	$294,112	$298,595	$310,046
Operating expenses:
Brokerage commissions	6,697	6,995	5,812	5,368	5,142
Voyage expenses	45,003	33,687	42,201	55,542	61,634
Charter-in costs	9,111	—	—	—	—
Vessel operating expenses	70,198	78,842	90,854	100,968	106,719
Depreciation and amortization	45,809	53,453	62,280	73,588	76,140
General and administrative costs	10,335	11,011	12,528	13,816	16,346
Other corporate expenses	2,260	2,553	1,976	2,131	2,585
Profit on sale of vessel	—	(550)	—	—	—
Vessel write down following collision	—	10,500	—	—	—
Insurance recoverable from vessel repairs	—	(9,892)	504	—	—

Total operating expenses	189,413	186,599	216,155	251,413	268,566

Operating income	$115,462	$128,624	$77,957	$47,182	$41,480

Share of result of equity accounted affiliate	—	—	—	—	(38)
Foreign currency exchange gain on senior secured bonds	—	—	—	—	2,360
Unrealized loss on non-designated derivative instruments	—	—	—	—	(5,154)
Net interest expense	(26,821)	(29,730)	(32,142)	(41,475)	(44,054)

Income/(loss) before income taxes	$88,641	$98,894	$45,815	$5,707	$(5,406)
Income taxes	(904)	(800)	(1,177)	(397)	(333)

Net income/(loss)	$87,737	$98,094	$44,638	$5,310	$(5,739)

Earnings per share:
Basic	$1.59	$1.77	$0.81	$0.10	$(0.10)
Diluted	$1.58	$1.76	$0.80	$0.10	$(0.10)
Weighted average number of shares outstanding:
Basic	55,336,402	55,360,004	55,418,626	55,508,974	55,629,023
Diluted	55,483,478	55,706,104	55,794,481	55,881,454	55,629,023

	Navigator Holdings
	Year Ended December 31,
	2014	2015	2016	2017	2018
	(in thousands, except per share data, fleet data and average daily results)
Balance Sheet Data (at end of period):
Cash and cash equivalents	$62,526	$87,779	$57,272	$62,109	$71,515
Total assets	1,375,290	1,560,505	1,724,843	1,853,887	1,832,751
Total liabilities	564,726	650,414	768,363	890,674	877,641
Total stockholders’ equity	810,564	910,091	956,480	963,213	955,110
Cash Flows Data:
Net cash provided by operating activities	$133,114	$149,554	$86,748	$75,921	$77,517
Net cash used in investing activities	(231,874)	(205,856)	(238,153)	(183,025)	(42,327)
Net cash provided by financing activities	(33,454)	81,555	120,898	111,941	(25,784)
Fleet Data:
Weighted average number of vessels(2)	24.8	27.8	31.3	36.2	38.0
Ownership days(3)	9,051	10,135	11,463	13,228	13,870
Available days(4)	8,906	9,865	11,255	13,195	13,767
Operating days(5)	8,666	9,298	9,888	11,564	12,247
Fleet utilization(6)	97.3%	94.3%	87.9%	87.6%	89.0%
Average Daily Results:
Time charter equivalent rate(7)	$29,988	$30,280	$25,476	$21,018	$20,284
Daily vessel operating expenses(8)	$8,068	$7,779	$7,925	$7,635	$7,694
Other Data:
EBITDA(1)	$161,271	$182,077	$140,237	$120,770	$114,788
Adjusted EBITDA(1)	$161,271	$182,077	$140,237	$120,770	$117,582

(1)

EBITDA represents net income before net interest expense, income taxes and depreciation and amortization. We define Adjusted EBITDA as EBITDA before foreign currency exchange gain on senior secured bonds and unrealized loss on non-designated derivative instruments. EBITDA and Adjusted EBITDA do not represent and should not be considered as alternatives to consolidated net income or cash generated from operations, as determined by U.S. GAAP, and our calculation of EBITDA and Adjusted EBITDA may not be comparable to that reported by other companies. EBITDA and Adjusted EBITDA are not measurements prepared in accordance with U.S. GAAP.

EBITDA and Adjusted EBITDA are included herein because they are bases upon which we assess our financial performance and because we believe that they present useful information to investors regarding a company’s ability to service and/or incur indebtedness and are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

EBITDA and Adjusted EBITDA have limitations as analytical tools, and you should not consider them in isolation, or as substitutes for analysis of our results as reported under U.S. GAAP. Some of these limitations are:

•	EBITDA and Adjusted EBITDA do not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

•	EBITDA and Adjusted EBITDA do not recognize the interest expense or the cash requirements necessary to service interest or principal payments on our debt;

•	EBITDA and Adjusted EBITDA ignore changes in, or cash requirements for, our working capital needs; and

•	other companies in our industry may calculate EBITDA and Adjusted EBITDA differently than we do, limiting their usefulness as comparative measures.

Because of these limitations, EBITDA and Adjusted EBITDA should not be considered measures of discretionary cash available to us to invest in the growth of our business.

The following table sets forth a reconciliation of net income to EBITDA and Adjusted EBITDA for the periods presented:

	Navigator Holdings
	Year Ended December 31,
	2014	2015	2016	2017	2018
	(in thousands)
Net income/(loss)	$87,737	$98,094	$44,638	$5,310	$(5,739)
Net interest expense	26,821	29,730	32,142	41,475	44,054
Income taxes	904	800	1,177	397	333
Depreciation and amortization	45,809	53,453	62,280	73,588	76,140

EBITDA	$161,271	$182,077	$140,237	$120,770	$114,788
Foreign currency exchange gain on senior secured bonds	—	—	—	—	(2,360)
Unrealized loss on non-designated derivative instruments	—	—	—	—	5,154

Adjusted EBITDA	$161,271	$182,077	$140,237	$120,770	$117,582

(2)	We calculate the weighted average number of vessels during a period by dividing the number of total ownership days during that period by the number of calendar days during that period.
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

(7)

Time charter equivalent, or “TCE rate”, is a measure of the average daily revenue performance of a vessel. TCE is not calculated in accordance with U.S. GAAP. For all charters, we calculate TCE by dividing total operating revenues, less any voyage expenses, by the number of operating days for the relevant period. Under a time charter, the charterer pays substantially all of the vessel voyage related expenses, whereas for voyage charters, also known as spot market charters, we pay all voyage expenses. TCE rate is a shipping industry performance measure used primarily to compare period-to-period changes in a company’s performance despite changes in the mix of charter types (i.e., spot charters, time charters and contracts of affreightment (“COA’s”)) under which the vessels may be employed between the periods. We include average daily TCE rate, as we believe it provides additional meaningful information in conjunction with net operating revenues, because it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. Our calculation of TCE rate may not be comparable to that reported by other companies.

The following table represents a reconciliation of TCE rate to operating revenue, the most directly comparable financial measure calculated in accordance with U.S. GAAP for the periods presented:

	Year Ended December 31,
	2014	2015	2016	2017	2018
	(in thousands, except operating days and average daily time charter equivalent rate)
Fleet Data:
Operating revenue	$304,875	$315,223	$294,112	$298,595	$310,046
Voyage expenses	45,003	33,687	42,201	55,542	61,634

Operating revenue less Voyage expenses	259,872	281,536	251,911	243,053	248,412
Operating days	8,666	9,298	9,888	11,564	12,247
Average daily time charter equivalent rate	$29,988	$30,280	$25,476	$21,018	$20,284

(8)	Daily vessel operating expenses are calculated by dividing vessel operating expenses by ownership days for the relevant time period.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

You should carefully consider the following risk factors together with all of the other information included in this annual report in evaluating an investment in our common stock. If any of the following risks were actually to occur, our business, financial condition, operating results and cash flows could be materially adversely affected. In that case, the trading price of our common stock could decline, and you could lose all or part of your investment.

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

Future growth in the demand for our services will depend on changes in supply and demand, economic growth in the world economy and demand for liquefied gas transportation relative to changes in worldwide fleet capacity. Adverse economic, political, or social developments or other global financial turmoil, could have a material adverse effect on world economic growth and thus on our business and operating results.

The charter rates we receive will be dependent upon, among other things:

•	changes in the supply of vessel capacity for the seaborne transportation of liquefied gases, which is influenced by the following factors:

•	the number of newbuilding deliveries and the ability of shipyards to deliver newbuildings by contracted delivery dates and capacity levels of shipyards;

•	the scrapping rate of older vessels;

•	the number of vessels that are out of service, as a result of vessel casualties, repairs and drydockings; and

•	changes in liquefied gas carrier prices.

•	changes in the level of demand for seaborne transportation of liquefied gases, which is influenced by the following factors:

•	the level of production of liquefied gases in net export regions;

•	the level of demand for liquefied gases in net import regions such as Asia, Europe, Latin America and India;

•	the level of internal demand for petrochemicals to supply integrated petrochemical facilities in net export regions;

•	a reduction in global demand for petrochemicals due to ecological or environmental concerns about the use of plastics;

•	a reduction in global or general industrial activity specifically in the plastics and chemical industry;

•	the price of oil and other alternative fuels;

•	changes in the cost of petroleum and natural gas from which liquefied gases are derived;

•	prevailing global and regional economic conditions;

•

political changes and armed conflicts in the regions traveled by our vessels and the regions where the cargoes we carry are produced or consumed that interrupt production, trade routes or consumption of liquefied gases and associated products;

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

We currently own and operate a fleet of 38 vessels. Of those, 16 vessels are employed in the spot market, exposing us to fluctuations in spot market charter rates.

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

If the demand for liquefied gases and the seaborne transportation of liquefied gases does not grow, our business, financial condition and operating results could be adversely affected.

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

Charter rates for petrochemical gas cargoes can be higher than those for LPG, with charter rates for ethylene historically commanding an additional premium. While we believe that growth in production at petrochemical production facilities and regional supply and pricing imbalances will create opportunities for us to transport petrochemical gas cargoes, including ethane and ethylene, factors that are beyond our control may cause the supply of petrochemical gases available for seaborne transport to remain constant or even decline. For example, a significant portion of any increased production of petrochemicals in export regions may be used to supply local facilities that use petrochemicals as a feedstock rather than exported via seaborne trade. If the supply of petrochemical gases available for seaborne transport does not increase, we will not have the opportunity to obtain the increased charter rates associated with petrochemical gas cargoes, including ethane and ethylene, and our expectations regarding the growth of our business may not be met.

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

Furthermore, each of our loan agreements and our bond agreements have covenants relating to asset values, whereby if vessel values were to reduce to below those set out in the covenants, a breach would occur and cause the loan amounts to be immediately repayable. This could have a material adverse effect on our business, financial condition and operating results.

Over the long-term, we will be required to make substantial capital expenditures to preserve the operating capacity of, and to grow, our fleet.

We must make substantial capital expenditures over the long-term to maintain the operating capacity and expansion of our fleet in order to preserve our capital base.

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

Our growth strategy may include newbuildings or selectively acquiring existing liquefied gas carriers and investing in complementary assets. Factors such as competition from other companies, many of which have significantly greater financial resources than we do, could reduce our acquisition and investment opportunities or cause us to pay higher prices.

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

We may pursue strategic acquisitions or investment opportunities we believe to be complementary to our core business of owning and operating handysize liquefied gas carriers and the transportation of LPG, petrochemical gases and ammonia. Such ventures may include, but are not limited to, operating liquefied gas carriers in different size categories, expanding the types of cargo we carry and/or ventures or facilities involved in the export, distribution, mixing and/or storage of liquefied gas cargoes. While we have general knowledge and experience in the seaborne transportation services industry, we currently have no meaningful operating history outside of the ownership and operation of liquefied gas carriers and the transportation of LPG, petrochemical gases and ammonia.

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

Any of these factors could delay any such acquisitions or investment opportunities and could increase our projected capital costs. If we are unable to successfully integrate acquisitions or investments into our historical business, any costs incurred in connection with these projects may not be recoverable. If we experience delays, cost overruns, or changes in market circumstances, we may not be able to demonstrate the commercial viability of such acquisitions or investment opportunities or achieve the intended economic benefits, which would materially and adversely affect our business, financial condition and operating results.

We may be unable to realize the expected benefits from our investment in the Marine Export Terminal in the U.S. Gulf.

There are a number of contingencies that could impact the ability to benefit from the Marine Export Terminal on a timely basis or at all, including, among others, the following:

•	the ability to receive on a timely basis regulatory approval to operate the Marine Export Terminal;

•	committed financing for our investment in the Marine Export Terminal;

•	to have the throughput to the Marine Export Terminal fully committed;

•	that the Marine Export Terminal is unable to operate due to operational issues; and

•	that existing customers may not renew their contracts.

In addition, a subsidiary of Enterprise Products Partners, L.P. is the sole managing member of the Export Terminal Joint Venture and it is also the operator of the related Marine Export Terminal. We have only certain limited negative controls over the Export Terminal Joint Venture and the business and operations of the Marine Export Terminal. The success of the Export Terminal Joint Venture and the Marine Export Terminal is dependent on the successful management and operation thereof by the managing member and operator. Further, the managing member’s and operator’s interests may not be entirely aligned with our interests.

If our expectations with respect to the construction of the Marine Export Terminal, the financing of our investment in the Marine Export Terminal or the success of the Marine Export Terminal and the Export Terminal Joint Venture are not realized, it could have a material adverse effect on our business, financial condition and operating results.

We operate in countries which can expose us to political, governmental and economic instability, which could adversely affect our business, financial condition and operating results.

Our operations are primarily conducted outside of the United States, and may be affected by economic, political and governmental conditions in the countries where we engage in business or where our vessels are registered. Any disruption caused by these conditions could adversely affect our business, financial condition and operating results. We derive some of our revenues from transporting gas cargoes from, to and within politically unstable regions. Conflicts in these regions have included attacks on ships and other efforts to disrupt shipping. In addition, vessels operating in some of these regions have been subject to piracy. Hostilities or other political instability in regions where we operate or may operate could have a material adverse effect on our business, financial condition and operating results. In addition, tariffs, trade embargoes and other economic sanctions by the United States or other countries against countries where we engage in business may limit, restrict or prohibit our trading activities with those countries, which could also harm our business. Finally, a government could requisition one or more of our vessels, which is most likely during a war or national emergency. Any such requisition would cause a loss of the vessel and would harm our business, financial condition and operating results.

If our vessels call on ports located in countries that are subject to restrictions imposed by the U.S. government, our reputation and the market for our securities could be adversely affected.

Although no vessels owned or operated by us have called on ports located in countries subject to comprehensive sanctions and embargoes imposed by the U.S. government and other authorities or countries identified by the U.S. government or other authorities as state sponsors of terrorism, such as Cuba, Iran, North Korea, Sudan, Syria and the Crimean region of Ukraine, in the future our vessels may call on ports in these countries from time to time on charterers’ instructions in violation of contractual provisions that prohibit them from doing so. Sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time. Although we believe that we have been in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines, penalties or other sanctions that could severely impact the market for our common shares, our ability to access U.S. capital markets and conduct our business and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us. Our charterers may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels and those violations could in turn negatively affect our reputation or the ability of our charters to meet their obligations to us or result in fines, penalties or sanctions.

The geopolitical risks associated with chartering vessels to state-owned corporations are significant and could have an adverse impact on our business, financial condition and operating results.

PT Pertamina (Persero), or “Pertamina,” is a state-owned corporation of the Republic of Indonesia. Pertamina currently employs three of our vessels. Our vessels that are chartered to Pertamina are subject to various risks, including (i) loss of revenue, property or equipment as a result of expropriation, nationalization, changes in laws, exchange controls, war, insurrection, civil unrest, strikes or other political risks, (ii) being subject to foreign laws and legal systems and the exclusive jurisdiction of Indonesian courts or tribunals and (iii) the unilateral renegotiation of contracts and changes in laws and policies governing the operations of foreign companies in Indonesia. In addition, if a contract dispute arises it may be difficult for us to enforce our contractual rights against Pertamina, as it may claim sovereign immunity against judgments from foreign courts. As a result, we are subject to significant economic uncertainty associated with doing business with state-owned corporations. We cannot predict how government policies may change under the current or any future Indonesian administration, and future government policies could have a substantial adverse impact on our business, financial condition and operating results.

Operating our vessels in sanctioned areas or chartering our vessels to sanctioned individuals or entities could adversely affect our business, financial condition and operating results.

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

Furthermore, if any of our customers were to become a sanctioned entity, the charterparty would end immediately and become void which could lead to one or more vessels being redelivered to us, ending what may be a long-term charter commitment. For example, as a result of the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”) designating Petróleos de Venezuela S.A., or “PDVSA”, pursuant to Executive Order 13850, dated January 28, 2018, for operating in the oil sector of the Venezuelan economy we have ceased operations with PDVSA (in accordance with OFAC general licenses) unless and until sanctions against PDVSA are lifted or we obtain specific authorization from OFAC to resume such activity. If we do not receive authorization from OFAC to resume the trade, our two vessels will have left Venezuela three months before the end of the current charter party.

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

We currently provide in-house technical management for fourteen of our vessels. Providing in-house technical management for any vessel in our fleet may impose significant additional responsibilities on our management and staff. Further, because we had no experience providing technical management in-house prior to 2016, our management may encounter challenges as we develop and refine our technical management system.

Some charterers may not accept our in-house technical managers and, consequently, may not charter our vessels. Furthermore, some charterers and port terminals may require the crew of our fleet to have a minimum of two years of experience with our vessel’s on-board safety management systems. We switch to in-house technical management for a vessel in our fleet only if the existing charterer so agrees, but charterers may change and a new charterer may refuse to charter a vessel in our fleet if it is managed by our in-house technical managers. Similarly, certain ports may not allow our vessels that recently changed to in-house technical management into their terminals to load or discharge cargoes. If we are not successful with respect to any vessel for which we may provide technical management in-house, our reputation and ability to charter vessels may be negatively impacted, which could materially and adversely affect our business, financial condition and operating results.

A fluctuation in fuel prices may adversely affect our charter rates for time charters and our cost structure for voyage charters and COAs.

The price and supply of bunker fuel are unpredictable and fluctuate based on events outside our control, including geopolitical developments, supply and demand for oil, actions by members of the Organization of the Petroleum Exporting Countries (“OPEC”) and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns and regulations. A significant portion of our revenues are generated by time charters, the terms of which require our customers to incur the cost of bunker fuel. Bunker fuel prices have increased over the past few years and are likely to further increase with the new low sulfur requirements from January 1, 2020 and if the fuel price increases significantly, our customers may be less willing in the future to enter into charters under which they bear the full risk of price increases or may shorten the periods for which they are willing to make such commitments. Under voyage charters and COAs, we bear the cost of bunker fuel used to power our vessels. In the future, we are likely to experience an increase in bunker fuel prices that would correspondingly increase our voyage expenses under each of our voyage charters and COAs, which would adversely affect our profitability.

Changes in fuel, or bunkers, prices may adversely affect our results of operation.

Fuel, or bunkers, is a significant expense for our vessels employed in the spot market and can have a significant impact on earnings. For our vessels employed on time charters, the charterer is generally responsible for the cost and supply of fuel; however, such cost may affect the charter rates we are able to negotiate for our vessels. Changes in the price of fuel may adversely affect our profitability. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by OPEC and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. In addition, the high sulfur fuel type we currently use on our vessels is subject to change as a consequence of International Maritime Organisation regulations in January 2020 and availability of the new lower sulfur fuel may be limited, and the price of it or alternative fuels may be significantly higher, which may reduce our profitability and adversely affect our results of operation.

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

The operation of ocean going vessels entails the possibility of marine disasters including damage or destruction of the vessel due to natural disasters, accident, the loss of a vessel due to piracy or terrorism, damage or destruction of cargo and similar events that may cause a loss of revenue from affected vessels and damage our business reputation, which may in turn lead to loss of business.

The operation of ocean going vessels entails certain inherent risks that may materially adversely affect our business and reputation, including:

•	damage or destruction of vessel due to natural disasters;

•	damage or destruction of vessel due to marine disasters such as a collision;

•	the loss of a vessel due to piracy and terrorism;

•	cargo and property losses or damage as a result of the foregoing or less drastic causes such as human error, mechanical failure, grounding, fire, explosions and bad weather;

•	environmental accidents as a result of the foregoing;

•	risks to the onboard vessel management personnel as a result of the foregoing; and

•	business interruptions and delivery delays caused by mechanical failure, human error, war, terrorism, political action in various countries, labor strikes or adverse weather conditions.

Any of these circumstances or events could substantially increase our costs. For example, the costs of replacing a vessel or cleaning up a spill could substantially lower our revenues by taking vessels out of operation permanently or for periods of time. The involvement of our vessels in a disaster or delays in delivery or loss of cargo may harm our reputation as a safe and reliable vessel operator and cause us to lose business.

The total loss or damage of any of our vessels or cargoes could harm our reputation as a safe and reliable vessel owner and operator. If we are unable to adequately maintain or safeguard our vessels, we may be unable to prevent any such damage, costs, or loss that could negatively impact our business, financial condition and operating results.

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

Future adverse economic conditions may lead to a decline in our customers’ operations or ability to pay for our services, which could result in decreased demand for our vessels. There has historically been a strong link between the development of the world economy and demand for energy, including liquefied gases. The world economy is currently facing a number of challenges. An extended period of adverse development in the outlook for countries could reduce the overall demand for liquefied gases and have a negative impact on our customers. These potential developments, or market perceptions concerning these and related issues, could affect our business, financial condition and operating results.

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

We are a Marshall Islands corporation and a majority of our subsidiaries are Marshall Islands entities, and the European Union has put the Republic of the Marshall Islands on a blacklist of non-cooperative tax jurisdictions.

The European Union finance ministers rate jurisdictions for tax transparency, governance, real economic activity, and corporate tax rate. Countries which do not cooperate with the finance ministers are put on a “grey list” or a blacklist. While the Republic of the Marshall Islands was previously on the European Union’s grey list, on March 12, 2019, the Marshall Islands (along with Barbados and the United Arab Emirates) was moved to the “blacklist”. In making this announcement, the European Union state that the Marshall Islands did not follow up on prior commitments.

European Union member states have agreed upon a set of countermeasures, which they can choose to apply against the listed countries, including increased monitoring and audits, withholding taxes, special documentation requirements and anti-abuse provisions. The European Commission has stated it will continue to support Member States’ work to develop a more coordinated approach to sanctions for the EU list in 2019. According to the European Commission, new provisions in EU legislation also prohibits EU funds from being channelled or transited through entities in countries on the blacklist.

We and a majority of our subsidiaries are Marshall Islands entities, and it is difficult to say how or if this new development will impact our business. We do not know what actions the Marshall Islands may take to remove itself from the blacklist; how quickly the European Union would react to the Marshall Islands’ behavior or attempts to rectify any concerns; or how banks or other counterparties will act until the European Union removes the Marshall Islands from this “list of non-cooperative tax jurisdictions”. If banks or counterparties refuse to conduct transactions with us or route money through our accounts, we may need to change the domicile of our company and its subsidiaries, which could be expensive, time-consuming, and substantially disruptive to our business and our ability to repay our debts as they become due.

Failure to comply with the U.S. Foreign Corrupt Practices Act, the UK Bribery Act and other anti-bribery legislation in other jurisdictions could result in fines, criminal penalties, contract termination and an adverse effect on our business.

We may operate in a number of countries throughout the world, including countries known to have a reputation for corruption. We are committed to doing business in accordance with applicable anti-corruption laws and have adopted a code of business conduct and ethics. We are subject, however, to the risk that we, our affiliated entities or our or their respective officers, directors, employees and agents may take actions determined to be in violation of anti-corruption laws, including the U.S. Foreign Corrupt Practices Act of 1977 and the Bribery Act 2010 of the Parliament of the United Kingdom. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties, curtailment of operations in certain jurisdictions, and might adversely affect our business, operating results or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and could consume significant time and attention of our senior management.

A cyber-attack could materially disrupt our business.

We rely on information technology systems and networks in our operations, communication with our vessels and the administration of our business. Our operations could be targeted by individuals or groups seeking to sabotage or disrupt our information technology systems and networks, or to steal data. A successful cyber-attack could materially disrupt our operations, including the safety of our operations, or lead to unauthorized release of information or alteration of information on our systems. Any such attack or other breach of our information technology systems could have a material adverse effect on our business, operating results, financial condition, our reputation, or cash flows. We may be required to incur additional costs to modify or enhance our information technology systems or to prevent or remediate any such attacks.

Our business is subject to complex and evolving laws and regulations regarding privacy and data protection (“data protection laws”).

The regulatory environment surrounding data privacy and protection is constantly evolving and can be subject to significant change. New laws and regulations governing data privacy and the unauthorized disclosure of confidential information, including the European Union General Data Protection Regulation and recent California legislation, pose increasingly complex compliance challenges and potentially elevate our costs. Any failure, or perceived failure, by us to comply with applicable data protection laws could result in proceedings or actions against us by governmental entities or others, subject us to significant fines, penalties, judgments and negative publicity, require us to change our business practices, increase the costs and complexity of compliance, and adversely affect our business. As noted above, we are also subject to the possibility of cyber attacks, which themselves may result in a violation of these laws. Additionally, if we acquire a company that has violated or is not in compliance with applicable data protection laws, we may incur significant liabilities and penalties as a result.

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

Our liquefied gas carriers require technically skilled officer staff with specialized training. As the world liquefied gas carrier fleet and the liquefied natural gas, or “LNG,” carrier fleet grows, the demand for such technically skilled officers increases and could lead to a shortage of such personnel. If our crewing managers were to be unable to employ such technically skilled officers, they would not be able to adequately staff our vessels and effectively train crews. The development of a deficit in the supply of technically skilled officers or an inability of our crewing managers to attract and retain such qualified officers could impair our ability to operate and increase the cost of crewing our vessels and, thus, materially adversely affect our business, financial condition and operating results. Please read “Item 4—Information on the Company—Business Overview—Crewing and Staff.”

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

As part of the certification process, a vessel must undergo annual surveys, intermediate surveys and special surveys. In lieu of a special survey, a vessel’s machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. All of the vessels in our existing fleet are on a planned maintenance system, or “PMS,” approval, and as such the classification society attends on-board once every year to verify that the maintenance of the on-board equipment is done correctly. Each of the vessels in our fleet have been qualified within its respective classification society for drydocking once every five years, subject to an intermediate underwater survey done using an approved diving company in the presence of a surveyor from the classification society twice in each five-year cycle, with a maximum of 30 months between each underwater survey.

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

The process of obtaining new charters is highly competitive, generally involves an intensive screening process and competitive bids, and often extends for several months. Contracts are awarded based upon a variety of factors, including:

•	the operator’s industry relationships, experience and reputation for customer service, quality operations and safety;

•	the quality, experience and technical capability of the crew;

•	the age, type, capability and versatility of our vessels;

•	the operator’s construction management experience, including the ability to obtain on-time delivery of new vessels according to customer specifications;

•	the operator’s willingness to accept operational risks pursuant to the charter, such as allowing termination of the charter for force majeure events; and

•	the competitiveness of the bid in terms of overall price.

Our ability to obtain new customers will depend upon a number of factors, including our ability to:

•	successfully manage our liquidity and obtain the necessary financing to fund our growth;

•	attract, hire, train and retain qualified personnel and ship management companies to manage and operate our fleet;

•	identify and consummate desirable acquisitions, joint ventures or strategic alliances; and

•	identify and capitalize on opportunities in new markets.

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

Acts of piracy on any of our vessels or on ocean going vessels could adversely affect our business, financial condition and operating results.

Acts of piracy have historically affected ocean going vessels trading in regions of the world such as the South China Sea, the Gulf of Aden off the coast of Somalia, and West Africa. If such piracy attacks result in regions in which our vessels are deployed being named on the Joint War Committee Listed Areas, war-risk insurance premiums payable for such coverage could increase significantly and such insurance coverage might become more difficult to obtain. In addition, crew costs, including costs that may be incurred to the extent we employ on-board security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, hijacking as a result of an act of piracy against our vessels, or an increase in cost or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition and operating results.

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

Restrictive covenants in our secured term loan facilities and revolving credit facilities and in our secured and unsecured bonds and our Terminal Facility impose, and any future debt facilities will impose, financial and other restrictions on us.

The secured term loan facilities and revolving credit facilities and the secured bonds and unsecured bonds impose, and any future debt facility will impose, operating and financial restrictions on us. The restrictions in the existing secured term loan facilities and revolving credit facilities and the secured bonds and unsecured bonds may limit our ability to, among other things:

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

The secured term loan facilities and revolving credit facility require us to maintain various financial ratios. These include requirements that we maintain specified maximum ratios of net debt to total capitalization, that we maintain specified minimum levels of cash and cash equivalents (including undrawn lines of credit with maturities greater than 12 months), that we maintain specified minimum ratios of consolidated earnings before interest, taxes, depreciation and amortization (consolidated EBITDA), to consolidated interest expense and that we maintain specified minimum levels of collateral coverage. Under our secured term loan facilities, if at any time the aggregate fair market value of (i) the vessels subject to a mortgage in favor of our lenders and (ii) the value of any additional collateral we grant to the lenders is less than 125% to 135%, as applicable, of the outstanding principal amount under the secured term loan facilities and any commitments to borrow additional funds, our lenders may require us to provide additional collateral. Upon notice from our lenders that additional collateral is required, we will have 30 days to either provide collateral that is acceptable to the lenders, cancel remaining commitments to lend and/or prepay outstanding debt in an amount to maintain the minimum collateral coverage ratio. See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Secured Term Loan Facilities and Revolving Credit Facility; 2017 Senior Unsecured Bonds; and 2018 Senior Secured Bonds—Financial Covenants.” The failure to comply with such covenants would cause an event of default that could materially adversely affect our business, financial condition and operating results.

In addition, following completion of the Marine Export Terminal, Navigator Ethylene Terminals LLC, our wholly-owned subsidiary and the borrower under our Terminal Facility (as defined in “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Terminal Facility”), can only pay dividends if it satisfies certain customary conditions to paying a dividend, including maintaining a debt service coverage ratio for the immediately preceding four consecutive fiscal quarters and the projected immediately succeeding four consecutive fiscal quarters of not less than 1.20 to 1.00 and no default or event of default has occurred or is continuing. The Terminal Facility also limits Navigator Ethylene Terminals LLC from, among other things, incurring indebtedness or entering into mergers and divestitures. The Terminal Facility also contains general covenants that will require Navigator Ethylene Terminals LLC to vote its interest in the Marine Terminal Joint Venture to cause the Marine Terminal Joint Venture to maintain adequate insurance coverage, complete the Marine Export Terminal and maintain its property (but only to the extent Navigator Ethylene Terminals LLC has the power under the organizational documents of the Marine Terminal Joint Venture to so cause such actions). Further, the loans under the Terminal Facility are secured by first priority liens on the rights to Navigator Ethylene Terminals LLC’s distributions from the Marine Terminal Joint Venture and our equity interests in the Marine Terminal Borrower.

Because of these covenants, we may need to seek permission from our lenders in order to engage in some corporate actions. Our lenders’ interests may be different from ours, and we may not be able to obtain our lenders’ permission when needed. This may limit our ability to finance our future operations and make acquisitions or pursue business opportunities. See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Secured Term Loan Facilities and Revolving Credit Facility” and “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Terminal Facility.”

The secured term loan facilities and the Terminal Facility are reducing facilities. The required repayments under the secured term loan facilities and the Terminal Facility may adversely affect our business, financial condition and operating results.

Loans under the secured term loan facilities are subject to quarterly repayments. In addition, the loans under the Terminal Facility are subject to quarterly repayments of principal and interest beginning three months after the completion of the Marine Export Terminal. If at such time we have not made alternative financing arrangements or generate substantial cash flows, any such repayments and our declining borrowing availability could have a material adverse effect on our business, financial condition and operating results.

If interest rates increase, it will affect the interest rates under our credit facilities, which could affect our operating results.

Amounts borrowed under our existing credit facilities bear interest at an annual rate ranging from 2.10% to 2.70% above LIBOR and loans under our Terminal Facility bear interest at an annual rate of 2.50% to 3.00% above LIBOR. Interest rates have, in recent years, been at historic lows and any normalization in interest rates would lead to an increase in LIBOR, which would affect the amount of interest payable on amounts that we borrow under our credit facilities, which in turn could have an adverse effect on our operating results.

In addition, we are exposed to a market risk relating to increases in interest rates because the amounts borrowed under our existing credit facilities bear interest at rates based on LIBOR. On July 27, 2017, the United Kingdom Financial Conduct Authority (“FCA”), which regulates LIBOR, announced that it intends to stop persuading or compelling banks to submit rates for the calculation of LIBOR to the administrator of LIBOR after 2021 (“FCA Announcement”). The FCA Announcement indicates that the continuation of LIBOR on the current basis is not guaranteed after 2021. Significant increases in LIBOR or uncertainty surrounding its phase out after 2021 could adversely affect our business, financial condition, operating results and cash flows.

The derivative contracts we may enter into to hedge our exposure to fluctuations in interest rates could result in higher than market interest rates and reductions in our shareholders’ equity, as well as charges against our income.

We may enter into interest rate swaps and foreign exchange rate swaps for purposes of managing our exposure to fluctuations in interest rates and foreign exchange rates applicable to indebtedness under our secured term loan facilities and revolving credit facility which were advanced at floating rates based on LIBOR. Our hedging strategies, however, may not be effective and we may incur substantial losses if interest rates move materially differently from our expectations.

To the extent our future derivative contracts may not qualify for treatment as hedges for accounting purposes, we will recognize fluctuations in the fair value of such contracts in our statement of income. In addition, changes in the fair value of future derivative contracts, even those that qualify for treatment as hedges, will be recognized as derivative assets or liabilities on our balance sheet, and can affect compliance with the net worth covenant requirements in our secured term loan facilities. The unrealized gains or losses relating to changes in fair value of our derivative instruments do not impact our cash flows. However, our financial condition could also be materially adversely affected to the extent we do not hedge our exposure to interest rate fluctuations under our financing arrangements under which loans have been advanced at a floating rate based on LIBOR.

Any hedging activities we engage in may not effectively manage our interest rate exposure or have the desired impact on our financial conditions or operating results.

Our business depends upon certain key employees.

Our future success depends to a significant extent upon our senior management, who have substantial experience in the shipping industry and are crucial to the development of our business strategy and to the growth and development of our business. The loss of any of these individuals could adversely affect our business, financial condition and operating results.

Our major shareholder may exert considerable influence on the outcome of matters on which our shareholders will be entitled to vote, and its interests may be different from yours.

The WLR Group, our principal shareholder, owned approximately 39.3% of our common stock, as of December 31, 2018. The WLR Group may exert considerable influence on the outcome of matters on which our shareholders are entitled to vote, including the election of our directors to our board of directors and other significant corporate actions. The interests of the WLR Group may be different from your interests.

We are a holding company, and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations.

We are a holding company and our subsidiaries conduct all of our operations and own all of our operating assets. We have no significant assets other than the equity interests in our subsidiaries. As a result, our ability to satisfy our financial obligations depends on our subsidiaries and their ability to distribute funds to us. The ability of a subsidiary to make these distributions could be affected by a claim or other action by a third-party, including a creditor, or by the Republic of the Marshall Islands law, which regulates the payment of dividends by companies formed thereunder. In addition, under the secured term loan facilities, Navigator Gas L.L.C., our wholly-owned subsidiary, and our vessel-owning subsidiaries that are parties to the secured term loan facilities and revolving credit facility may not make distributions to us out of operating revenues from vessels securing indebtedness thereunder, redeem any shares or make any other payment to our shareholders if an event of default has occurred and is continuing. Please read “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Secured Term Loan Facilities and Revolving Credit Facility.” Further, following completion of the Marine Export Terminal, Navigator Ethylene Terminals LLC, our wholly-owned subsidiary and the borrower under our Terminal Facility, can only pay dividends if it satisfies certain customary conditions to paying a dividend, including maintaining a debt service coverage ratio for the immediately preceding four consecutive fiscal quarters and the projected immediately succeeding four consecutive fiscal quarters of not less than 1.20 to 1.00 and no default or event of default has occurred or is continuing. The inability of our subsidiaries to make distributions to us would have an adverse effect on our business, financial condition and operating results.

The vote by the United Kingdom to leave the EU could adversely affect us.

The 2016 United Kingdom (the “U.K.”) referendum on its membership in the European Union (the “EU”) resulted in a majority of U.K. voters voting to exit the EU (“Brexit”), and in March 2017, the U.K. formally initiated the Brexit process. The referendum was advisory, and any terms of the withdrawal are subject to a negotiation period that lasts at least two years after the March 2017 initiation. Though the U.K. withdrawal from the EU was initially scheduled to occur in March 2019, there is currently no agreement in place regarding the withdrawal, creating significant uncertainty about the future relationship between the U.K. and the EU, including with respect to the laws and regulations that will apply as the U.K. determines which EU-derived laws and regulations to replace or replicate in the event of a withdrawal. The referendum has also given rise to calls for the governments of other EU member states to consider withdrawal. These developments, or the perception that any of them could occur, have had and may continue to have a material adverse effect on global economic conditions and the stability of global financial markets, and may significantly reduce global market liquidity and restrict the ability of key market participants to operate in certain financial markets. Any of these factors could depress economic activity and restrict our access to capital, which could adversely affect our business, financial condition and operating results. As a result of the uncertainty and the potential consequences that may follow Brexit, we face risks with respect to volatility in exchange rates and interest rates, customs restrictions or delays in delivering our cargoes into the U.K. as well as our ability to employ or retain employees in our UK Representative Office. Any of these effects of Brexit, and others we cannot anticipate, could adversely affect our business, operating results and financial condition.

Risks Relating to Our Common Stock

We may issue additional equity securities without your approval, which would dilute your ownership interests.

We may issue additional shares of common stock or other equity or equity-linked securities without the approval of our shareholders, subject to certain limited approval requirements of the NYSE. In particular, we may finance all or a portion of the acquisition price of future vessels, including newbuildings, that we agree to purchase, or our portion of the construction cost of the Marine Export Terminal, through the issuance of additional shares of common stock. Our amended and restated articles of incorporation, which became effective on November 5, 2013, authorize us to issue up to 400,000,000 shares of common stock, of which 55,657,631 shares were outstanding as of December 31, 2018. The issuance by us of additional shares of common stock or other equity or equity-linked securities of equal or senior rank will have the following effects:

•	our shareholders’ proportionate ownership interest in us will decrease;

•	the relative voting strength of each previously outstanding share may be diminished; and

•	the market price of the common stock may decline.

Future sales of our common stock could cause the market price of our common stock to decline.

Sales of a substantial number of our shares of common stock in the public market, or the perception that these sales could occur, may depress the market price for our common stock. These sales could also impair our ability to raise additional capital through the sale of our equity securities in the future. The WLR Group, our principal shareholder, owned 39.3% of our common stock, as of December 31, 2018. In the future, the WLR Group may elect to sell large numbers of shares from time to time.

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

As a public company in the United States, we are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the “Exchange Act,” and the Sarbanes-Oxley Act of 2002, or the “Sarbanes-Oxley Act,” the listing requirements of the NYSE and other applicable securities rules and regulations. The Exchange Act requires that we file annual and current reports with respect to our business, financial condition and operating results. The Sarbanes-Oxley Act requires, among other things, that we establish and maintain effective internal controls and procedures for financial reporting. We have made, and will continue to make, changes to our internal controls and procedures for financial reporting and accounting systems to meet our reporting obligations as a public company. However, the measures we continue to take may not be sufficient to satisfy our obligations as a public company.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to continue to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative costs and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and our business, financial condition, operating results and cash flow could be adversely affected.

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

We are a “foreign private issuer,” as such term is defined in Rule 405 under the Securities Act of 1933, as amended, and therefore, we are not required to comply with all the periodic disclosure and current reporting requirements of the Exchange Act and related rules and regulations. Under Rule 405, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the next determination will be made with respect to us on June 30, 2019.

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

We may have to pay tax on U.S. source income with respect to the operation of our vessels, and business conducted within the United States, which would reduce our cash flow.

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

We believe that with respect to the operation of our vessels, we satisfied the requirements to qualify for an exemption from U.S. tax on our U.S. source gross transportation income imposed by Section 883 of the Code for 2017 and 2018, and that we will be able to satisfy those requirements for 2019 and future taxable years provided that our common stock satisfies certain listing and trading requirements and not more than 50.0% of our common stock is owned, or is deemed to be owned by operation of certain attribution rules, for more than half of the days of such year, by 5.0% shareholders. The composition of owners of our common stock, including the quantity a shareholder may purchase in a given year, and the trading volumes of our common stock, are beyond our control. As a result, there can be no assurance that we can satisfy this stock ownership requirement for the current or any future year. If we did not satisfy the stock ownership requirement, we would likely not qualify for an exemption under Section 883 for such year. If we fail to qualify for this exemption in any taxable year, U.S. source gross transportation income earned by us and our subsidiaries will generally be subject to a 4.0% U.S. federal income tax. For a more detailed discussion of Section 883 of the Code, the rules relating to exemptions under Section 883 and our ability to qualify for an exemption, please read “Item 4—Information on the Company—Business Overview—Taxation of the Company—U.S. Taxation.”

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

In addition to our U.S. source gross transportation income, we could generate U.S. taxable income that is effectively connected with the conduct of a U.S. trade or business when our proposed terminal in the U.S. Gulf Coast becomes operational. Such U.S. taxable income generally would be subject to U.S. federal income tax on a net income basis (currently at a flat rate of 21%). We do not expect that the generation of U.S. taxable income in respect of the proposed terminal would affect our ability to qualify for the above-described exemption for U.S. source gross transportation income unrelated to the operations of the terminal.

Item 4.	Information on the Company

A.	History and Development of the Company

General

Navigator Holdings Ltd. was formed in 1997 as an Isle of Man public limited company for the purpose of building and operating a fleet of five semi-refrigerated, ethylene-capable liquefied gas carriers. In January 2003, the previous owners and managers filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Southern District of New York. On August 9, 2006, the Company emerged from bankruptcy. As part of the plan of reorganization, the bondholders received all of the equity interests in the Company. Lehman Brothers Inc. became our principal shareholder, holding an approximate 44.1% ownership interest (subsequently reduced to 33.0% following the issue of additional shares). In October 2012, the ownership interests held by Lehman Brothers Holdings Inc. were acquired by our principal shareholder, the WLR Group, which currently owns 39.3% of our common stock. Please see “Item 7—Major Shareholders and Related Party Transactions.”

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

In March 2008, we redomiciled as a corporation in the Republic of the Marshall Islands and we maintain our principal executive offices at 10 Bressenden Place, London, SW1E 5DH. Our telephone number at that address is +44 20 7340 4850. Our agent for service of process in the United States is CT Corporation System and its address is 28 Liberty Street, New York, New York 10005.

We maintain a website on the Internet at www.navigatorgas.com. The SEC maintains a website on the Internet that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at www.sec.gov.

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

Our fleet consists of 38 vessels. We have 33 semi- or fully-refrigerated handysize liquefied gas carriers, of which ten are ethylene/ethane capable. We define handysize liquefied gas carriers as those liquefied gas carriers with capabilities between 15,000 and 24,999 cubic meters, or “cbm”. Our handysize liquefied gas carriers can accommodate medium- and long-haul routes that may be uneconomical for smaller vessels and can call at ports that are unable to support larger vessels due to limited onshore capacity, absence of fully-refrigerated loading infrastructure and/or vessel size restrictions.

In addition, we have four midsize 37,300 cbm ethylene/ethane-capable semi-refrigerated liquefied gas carriers. Our midsize ethylene/ethane-capable semi-refrigerated gas carriers enable long-haul transportation of ethylene/ethane that may be uneconomical for smaller vessels.

We have one 38,000 cbm fully-refrigerated gas carrier which trades predominately from the Caribbean and the Mediterranean to Morocco, carrying ammonia.

We play a vital role in the liquefied gas supply chain for energy companies, industrial consumers and commodity traders, with our sophisticated vessels providing an efficient and reliable ‘floating pipeline’ between the parties. We continue to build strong, long-term partnerships based on mutual trust, our deep technical expertise and a modern versatile fleet.

We also carry LPG for major international energy companies, state-owned utilities and reputable commodities traders. LPG, which consists of propane and butane, is a relatively clean alternative energy source with more than 1,000 applications, including as a heating, cooking and transportation fuel and as a petrochemical and refinery feedstock. LPG is a by-product of oil refining and natural gas extraction, and shale gas, principally from the U.S.

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

In January 2018, we entered into a 50/50 joint venture with Enterprise Products Partners L.P. (the “Export Terminal Joint Venture”) to construct and operate an ethylene export marine terminal at Morgan’s Point, Texas on the Houston Ship Channel (the “Marine Export Terminal”). Enterprise Products Partners, L.P. is the sole managing member of the Export Terminal Joint Venture and it is also the operator of the Marine Export Terminal. In May 2018, we announced the beginning of construction on the Marine Export Terminal, which will have the capacity to export approximately one million tons of ethylene per year. Refrigerated storage for 30,000 tons of ethylene will be constructed on-site and will provide the capability to load ethylene at rates of 1,000 tons per hour. We expect the project to initially be supported by two long-term contracts with ethylene producer Flint Hills Resources and a major Japanese trading company, with further contracts expected to be finalized before commencement of operation of the terminal. Commercial operations are scheduled to begin in the fourth quarter of 2019, with the refrigerated storage expected to be completed in late 2020.

Our Business Strategies

Our objective is to enhance shareholder value by executing the following business strategies:

•

Maintain a customer-driven chartering strategy. We will continue to seek and build strong partnerships through open collaboration and by continually meeting our clients’ specialist requirements, and in doing so enhance our returns through a flexible vessel employment strategy that includes a base of long-term time charter commitments. In addition, we will seek to further strengthen our existing relationships with customers based on mutual trust, our depth of technical expertise and a modern versatile fleet.

•

Capitalize on the increasing demand for seaborne transportation of ethane and ethylene. We intend to use our ethane and ethylene capable vessels to pursue long-term charter commitments from the anticipated increases in transportation opportunities globally for ethane and ethylene that we expect will result directly and indirectly from the growth in U.S. shale oil and gas production and associated hydro-carbons.

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

•

Create a strong in-house technical management function. We plan to increase the number of vessels from our fleet that we technically manage in-house, enabling us to sustain and improve the first-rate quality of our vessels’ capabilities. We now provide in-house technical management for 14 of our 38 vessels, as we continue to refine and improve our systems, whilst understanding the importance of complying with health, safety and environmental regulations and well as operating to the highest standards transporting cargoes safely, efficiently and securely around the globe.

•

Maintain a strong balance sheet with moderate debt levels. We will seek to maintain our moderate leverage in the future by financing our growth or refinancing our expiring debt facilities with a balanced mix of cash from operations, bank, bond and equity financings.

Our Fleet

The following table sets forth our vessels as of April 1, 2019:

Operating Vessel	Year Built	Vessel Size (CBM)	Employment Status	Charter Expiration Date
Ethylene/ethane capable semi-refrigerated
Navigator Orion (formerly known as Navigator Mars)	2000	22,085	Time charter	October 2020
Navigator Neptune	2000	22,085	Spot market	—
Navigator Pluto	2000	22,085	Time charter	June 2019
Navigator Saturn	2000	22,085	Spot market	—
Navigator Venus	2000	22,085	Spot market	—
Navigator Atlas	2014	21,000	Contract of affreightment	April 2019
Navigator Europa	2014	21,000	Contract of affreightment	May 2019
Navigator Oberon	2014	21,000	Spot market	—
Navigator Triton	2015	21,000	Spot market	—
Navigator Umbrio	2015	21,000	Contract of affreightment	April 2019
Navigator Aurora	2016	37,300	Time charter	December 2026
Navigator Eclipse	2016	37,300	Time charter	November 2020
Navigator Nova	2017	37,300	Time charter	May 2019
Navigator Prominence	2017	37,300	Spot market	—

Semi-refrigerated
Navigator Magellan	1998	20,700	Spot market	—
Navigator Aries	2008	20,750	Time charter	April 2019
Navigator Capricorn	2008	20,750	Time charter	February 2020
Navigator Gemini	2009	20,750	Spot market	—
Navigator Pegasus	2009	22,200	Spot market	—
Navigator Phoenix	2009	22,200	Time charter	September 2019
Navigator Scorpio	2009	20,750	Spot market	—
Navigator Taurus	2009	20,750	Time charter	May 2019
Navigator Virgo	2009	20,750	Time charter	May 2019
Navigator Leo	2011	20,600	Time charter	December 2023
Navigator Libra	2012	20,600	Time charter	December 2023
Navigator Centauri	2015	21,000	Contract of affreightment	April 2019
Navigator Ceres	2015	21,000	Spot market	—
Navigator Ceto	2016	21,000	Spot market	—
Navigator Copernico	2016	21,000	Spot market	—
Navigator Luga	2017	22,000	Time charter	February 2022
Navigator Yauza	2017	22,000	Time charter	April 2022

Fully-refrigerated
Navigator Glory	2010	22,500	Spot market	—
Navigator Grace	2010	22,500	Spot market	—
Navigator Galaxy	2011	22,500	Time charter	April 2019
Navigator Genesis	2011	22,500	Spot market	—
Navigator Global	2011	22,500	Time charter	November 2019
Navigator Gusto	2011	22,500	Time charter	October 2019
Navigator Jorf	2017	38,000	Time charter	August 2027

Navigator Pluto, Navigator Aries and Navigator Global, which are chartered to Pertamina, the Indonesian state-owned producer of hydrocarbons, are owned by PT Navigator Khatulistiwa, an Indonesian limited liability company, or “PTNK.” Operations in Indonesia are subject, among other things, to the Indonesian Shipping Act. That law generally provides that in order for certain vessels involved in Indonesian cabotage to obtain the requested licenses, the owners must either be wholly Indonesian owned or have a majority Indonesian shareholding. PTNK is a joint venture of which 49% of the voting and dividend rights are owned by a wholly owned subsidiary of Navigator Holdings, and 51% of such rights are owned by Indonesian limited liability companies. The joint venture agreement for PTNK provides that certain actions relating to the joint venture or the vessels require the prior written approval of Navigator Holdings’ subsidiary, which may be withheld only on reasonable grounds and in good faith. PTNK is accounted for as a fully consolidated VIE in our consolidated financial statements.

As of December 31, 2018, the average monthly time charter rate for our 23 vessels operating under time charters was approximately $667,784 ($21,955 per day) per calendar month. Our current monthly charter rates range from approximately $412,000 to approximately $1,095,000. These time charter rates are the gross monthly charter rates before payment of address and brokerage commissions to charterers and their shipbrokers. Address and brokerage commissions typically range between 1.0% and 5.0% of the gross monthly charter rate. On average, we pay a 1.8% address and brokerage commission with respect to our current time charters.

Our Customers

We provide seaborne transportation and distribution services for LPG, ethylene, petrochemical gases and ammonia to:

•

Major Oil and Gas Companies, such as ExxonMobil, ENI, Repsol, Shell, and Total SA,; as well as state affiliated companies such as ENAP, PEMEX, BPCL, PDVSA the Venezuelan state-owned integrated oil and petrochemical company (prior to the implementation of sanctions in February 2019); Pertamina, the Indonesian state-owned producer of hydrocarbons and petrochemicals; and Sonatrach, the national oil and gas company of Algeria;

•

Chemical Companies, such as SABIC, a multi-national chemical manufacturing corporation; OCP a world leading fertilizer producer and ammonia importer; Borealis and Evonik, both leading multi-national chemical corporations; Muntajat, a Qatari state-owned chemical producer; Braskem, a Brazilian petrochemical manufacturer; and Sibur, a Russian gas processing and petrochemicals company

•

Energy Trading Companies, such as Mitsubishi International Corporation, Marubeni and Mitsui, all major commodities, finance and investment conglomerates; Kolmar, Integra, Vinmar and BGN, international commodity trading companies; Geogas and Petredec, LPG trading companies; Trafigura Limited, an international commodities trading and logistics company; SHV, a multi-national energy trader and leading LPG distributor; Vitol Group, an independent energy trading company; EA Temile, a West African offshore oil and gas engineering company; and Glencore PLC, a multi-national commodity trading and mining company.

We have derived, and believe that we will continue to derive, a significant portion of our revenues from a limited number of customers. Our customers include major oil and gas companies, chemical companies, energy trading companies, state owned oil companies and various other entities that depend upon marine transportation. Three of our customers accounted for more than 10.0% each, and in aggregate, 45.4% of our consolidated revenues during the year ended December 31, 2018, equivalent to $140.8 million of our total revenue. (Four of our customers accounted for more than 10.0% each, and in aggregate, 55.1% of our consolidated revenues during the year ended December 31, 2017 equivalent to $165.2 million of our total revenue). During these periods, no other customer accounted for over 10% of our revenues for the year ended December 31, 2018. The loss of any significant customer or a substantial decline in the amount of services requested by a significant customer, or the inability of a significant customer to pay for our services, could have a material adverse effect on our business, financial condition and results of operations.

Vessel Employment

Our chartering strategy is to combine a base of both short and long-term time charters, and COAs with voyage charters. We currently operate a total of 38 vessels. As of December 31, 2018, 23 were employed under time charters, 10 were employed in the spot market and five were employed under contracts of affreightment.

Our voyage charters during 2018 continued to focus on the seaborne transportation of petrochemicals. Our semi-refrigerated vessels are highly versatile in that they, unlike fully-refrigerated vessels, can accommodate petrochemicals, LPG and ammonia at ambient as well as fully-refrigerated temperatures.

In 2018, we saw a significant increase in the amount of ethane carried across spot and time charter tonnage, from 130,000 mt in 2017 to 338,000 mt in 2018. Ethane is a highly specialized gas that requires sophisticated ethylene/ethane-capable tonnage to transport it. We currently have 14 ethane/ethylene carriers on the water, the largest fleet of such vessels.

Petrochemicals (such as ethylene, ethane, propylene and butadiene) transported on spot voyage contracts during the 12 months of 2018 accounted for 83% of all voyage days compared to 84% of all voyage days in 2017. LPG transported on spot voyage contracts accounted for the remaining 17% of spot voyage days in 2018 compared to 16% in 2017.

A typical petrochemical voyage is categorized as long haul, or deep sea, and is typically much longer in duration compared to handysize LPG voyages, which tend to be regional based.

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

Hire Rate. The hire rate refers to the basic payment by the customer for the use of the vessel. Under our time charters, the hire rate is payable monthly in advance in U.S. Dollars, Euros or in case of the three ships chartered to Pertamina, in Indonesian Rupiah, as specified in the charter.

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

Management and Maintenance. Under our time charters, we are responsible for providing for the technical management of the vessel and for maintaining the vessel, periodic drydocking, cleaning and painting and performing work required by regulations. Currently, we work with two third-party technical managers, NMM and Thome as well as our own in-house technical management function, to arrange for these services to be provided for all of our vessels. Please read “—Technical Management of the Fleet” for a description of the material terms of the technical management agreements.

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

Voyage Charter/ Contract of Affreightment (“COA”)

A voyage charter is a contract, typically for shorter intervals, for transportation of a specified cargo between two or more designated ports. A COA essentially constitutes a series of voyage charters to carry a specified quantity of cargo during a specified time period, or for a specified number of voyages. A voyage charter is priced on a current or “spot” market rate, typically on a price per ton of product carried rather than a daily or monthly rate. Under voyage charters, we are responsible for all of the voyage expenses in addition to providing the crewing and other vessel operating services.

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

Technical Management of the Fleet

General

We outsource the technical management for approximately two-thirds of our vessels, to NMM and Thome, third-party technical management companies, under the terms of standard BIMCO ship management agreements, or the “technical management agreements.” We refer to NMM and Thome herein as our “technical managers.” We currently provide in-house technical management for 14 of our 38 vessels.

Northern Marine Management (NMM) is a wholly-owned subsidiary of Stena AB Gothenburg, formed in 1983 and located in Clydebank, Scotland. Thome Ship Management (Thome) was formed in 1976 and is a wholly owned subsidiary of Thome Group located in Singapore. Each of our technical managers are involved in the management of a wide range of vessels and both are very well established and respected companies within the ship management community. Our technical managers have fully-owned crew recruitment agencies in major crew recruitment centers around the world and are able to provide us with good quality competent officers and crews, to meet all of our crewing requirements. We believe our technical managers manage our vessels in a safe and proper manner in accordance with owners’ requirements, design parameters, flag state and classification society requirements, charter party requirements and the international safety management (ISM) code. Both NMM and Thome are accredited to International Standards Organization (“ISO”) 9001 and ISO 14001 standards.

During the year ended December 31, 2018, we continued to expand our in-house technical management activity, transferring a further four vessels in-house from our technical managers. As we grow, we intend to seek opportunities to gain greater control over the management of our vessels and enhance safety, risk management, customer service, reliability and build strong relationships with our charterers. Providing in-house technical management for any vessel in our fleet may impose significant additional responsibilities on our management and staff. Please see “Item 3—Key Information—Risk Factors—Risks Related to Our Business”. During 2018, Navigator Gas Shipmanagement Ltd was accredited with ISO 9001 (Quality Management System) and ISO 45001 (Occupational Health & Safety) standards and is working towards achieving ISO 14001 accreditation within the next 12 months.

We believe our vessels are operated in a manner intended to protect the safety and health of employees, the general public and the environment. We actively manage the risks inherent in our business and are committed to eliminating incidents that threaten safety and the integrity of the vessels, such as groundings, fires, collisions and spills. We are actively committed to reducing greenhouse gas emissions and any waste generated by our activities.

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

•	ensure that our vessels comply with the law of their flag state;

•	arrange the supply of necessary stores, spares and lubricating oil for our vessels;

•	appoint such surveyors and technical consultants as they may consider from time to time necessary;

•	operate the vessels in accordance with the ISM Code and The International Security Code for Ports and Ships (“ISPS Code”);

•	develop, implement and maintain a safety management system in accordance with the ISM Code;

•	arrange the sampling and testing of bunkers;

•	install planned maintenance system software on-board our vessels;

•	provide emergency response services and support to our vessels in case of an incident or accident; and

•	operate our vessels in accordance with the agreed budgets.

In the event that our technical managers pay certain expenses attributable to us, we have agreed to indemnify our technical managers against such expenses. In the event that our technical managers (or any of their related companies) are sued as a result of a breach or alleged breach of an obligation of ours to a third-party, we have agreed to defend our technical managers (or their related companies) and indemnify our technical managers (and their related companies) against certain expenses incurred in their defense.

Fees and Expenses

As consideration for providing us with both technical and crewing management for our fleet, our third-party managers currently receive a management fee of approximately $0.2 million per vessel per year, payable in equal monthly installments in advance. We pay for any expenses incurred in connection with operating expenses for our vessels.

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

•

comply with our obligation to indemnify them for any expenses attributable to us or defend them (and their related companies) against any third-party claims based on a breach or alleged breach of an obligation of ours to a third-party; or

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

The crewing management fee is included with the technical management fee referred to above. For our in-house technically managed vessels, NMM provide separate crew management agreements costing approximately $0.06 million per vessel per year.

We believe that the crewing arrangements ensure that our vessels are crewed with qualified and competent seafarers that have the licenses required by international regulations and conventions. As of December 31, 2018, our vessels were crewed by 1,600 seagoing staff.

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

War Risks Insurance

We also carry insurance policies covering war risks (including piracy and terrorism). Each vessel in our existing fleet is covered for up to $100.0 million, with no deductible. When our vessels travel into certain hostile regions, we are required to notify our war risk insurance carrier and may incur an additional premium of approximately $4,000 per breach, generally for up to seven days. These additional premiums are typically paid by the charterers pursuant to the terms of our time charter agreements and are paid by us under the terms of our voyage charter and COA agreements.

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

Although we believe that we are substantially in compliance with applicable environmental laws and regulations and have all permits, licenses and certificates required for our vessels, future non-compliance or failure to maintain necessary permits or approvals could require us to incur substantial costs or temporarily suspend operation of one or more of our vessels. A variety of governmental and private entities inspect our vessels on both a scheduled and unscheduled basis. These entities, each of which may have unique requirements and each of which conducts frequent inspections, include local and port state authorities, such as the U.S. Coast Guard, harbor master or equivalent, classification societies, flag state, or the administration of the country of registry and charterers. We expect that our vessels will continue to be subject to inspection by these governmental and private entities on both a scheduled and unscheduled basis.

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

NMM and Thome have been certified to the ISO 14001:2015 Environmental Management Standard. NMM has also certified to the ISO 50001:2018 (energy efficiency) standard. In summary terms, ISO 14000 is a family of standards related to environmental management systems that exists to help organizations minimize how their operations negatively affect the environment; comply with applicable laws, regulations, and other environmentally oriented requirements; and continually improve. Navigator Gas Shipmanagement is in the process of preparing for ISO 14001 certification.

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

In the wake of increased worldwide security concerns, the IMO amended SOLAS and added the ISPS Code as a new chapter to that convention effective July 1, 2004. The objective of the ISPS Code is to detect security threats and take preventive measures against security incidents affecting ships or port facilities. NMM has developed Security Plans, appointed and trained Ship and Office Security Officers and all of our vessels have been certified to meet the ISPS Code. See “—Vessel Security Regulations” for a more detailed discussion about these requirements.

The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulation may have on our operations.

Air Emissions

The International Convention for the Prevention of Marine Pollution from Ships, or “MARPOL,” is the principal international convention negotiated by the IMO governing marine pollution prevention and response. MARPOL imposes environmental standards on the shipping industry relating to oil spills, management of garbage, the handling and disposal of noxious liquids, sewage and air emissions. MARPOL 73/78 Annex VI “Regulations for the prevention of Air Pollution,” or “Annex VI,” entered into force on May 19, 2005, and applies to all ships, fixed and floating drilling rigs and other floating platforms. Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from ship exhausts, emissions of volatile compounds from cargo tanks, incineration of specific substances, and prohibits deliberate emissions of ozone depleting substances. Annex VI also includes a global cap on sulfur content of fuel oil and allows for emission control areas (“ECAs”) to be established with more stringent controls on sulfur emissions. The certification requirements for Annex VI depend on size of the vessel and time of periodical classification survey. Ships weighing more than 400 gross tons and engaged in international voyages involving countries that have ratified the conventions, or ships flying the flag of those countries, are required to have an International Air Pollution Certificate, or an “IAPP Certificate.” Annex VI came into force in the United States on January 8, 2009. As of December 31, 2018, all our ships delivered or drydocked since May 19, 2005, have all been issued with IAPP Certificates.

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

On July 1, 2010, amendments to Annex VI proposed by the United States, Norway and other IMO member states took effect that require progressively stricter reductions in sulfur emissions from ships. Beginning on January 1, 2012, fuel used to power ships in all seas may contain no more than 3.5% sulfur. This cap will decrease progressively. For fuels used in ECAs, the cap settled at 0.1% in January 2015. For fuels used in non-ECA areas, the cap decreases progressively and will settle at 0.5% on January 1, 2020. The amendments also establish new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation. The European directive 2005/33/EU, which is effective from January 1, 2010, bans the use of fuel oils containing more than 0.1% sulfur by mass by any merchant vessel while at berth in any EU country. In 2011, the European Commission adopted a proposal to amend directive 2005/33/EU to bring it into alignment with the latest IMO provisions on the sulfur content of marine fuels. Review of the directive under this amendment is ongoing. Our vessels have achieved compliance, where necessary, by purchasing and utilizing fuel that meets the low-sulfur requirements.

Additionally, there are several other regulatory requirements to use low sulfur fuel or restrict or regulate emissions from vessels that are either already in force or are upcoming. The EU Directive 33/2005 requiring the use of low sulfur fuel came into force on January 1, 2010. Under this legislation, vessels are required to burn fuel with sulfur content below 0.1% while berthed or anchored in an EU port. More stringent emission standards for sulfur and nitrogen oxide apply in United States and Canadian coastal areas designated by the IMO’s Marine Environment Protection Committee, as discussed in “—Clean Air Act” below. On March 26, 2010, the IMO designated waters off North American coasts as an ECA in which stringent emission standards would apply. The first-phase fuel standard for sulfur in the North American ECA went into effect in 2012, and the second phase began in 2015. Further, on July 15, 2011, the IMO designated waters around Puerto Rico and the U.S. Virgin Islands as an ECA. The first-phase fuel standard for sulfur in the U.S. Caribbean ECA went into effect in 2014, and the second phase began in 2015. Beginning in 2016, stringent engine standards for nitrogen oxide became effective in both the North American ECA and the U.S. Caribbean ECA. U.S. air emissions standards have incorporated these amended Annex VI requirements, and once these amendments become fully effective, we may incur costs to comply with these revised standards. Finally, China has designated three ECAs at the Pearl River Delta, the Yangtze River Delta and Bohai Bay. Beginning January 1, 2019, vessels operating within these areas will be required to use fuels with no more than 0.5% sulfur. Additional or new conventions, laws and regulations may be adopted that could require the installation of expensive emission control systems.

Ballast Water Management Convention

The IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments, or the “BWM Convention,” in February 2004. The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements (beginning in 2009), to be replaced in time with a requirement for mandatory ballast water treatment. The BWM Convention was ratified by the sufficient number of states on September 8, 2016 and entered into force on September 8, 2017. As referenced below, the U.S. Coast Guard issued new ballast water management rules on March 23, 2012, and the U.S. Environmental Protection Agency, or “EPA,” issued a five year Vessel General Permit (VGP) in March 2013 that contains numeric technology-based ballast water effluent limitations. The VGP program is in the process of being phased out and replaced with National Standards of Performance (NSPs) to be developed by EPA and implemented and enforced by the U.S. Coast Guard. From 2016 (or not later than the first intermediate or renewal survey after 2016), only ballast water treatment will be accepted by the BWM Convention. Installation of ballast water treatments systems will be needed on all our vessels to comply with the BWM Convention and U.S. regulations discussed below. We began fitting ballast water treatment system (“BWTS”) on the remaining 22 vessels in the fleet that do not already have a BWTS fitted, at an additional cost of approximately $0.6 million per vessel commencing on drydocks scheduled from January 1, 2018.

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

Anti-Fouling Requirements

In 2001, the IMO adopted the International Convention on the Control of Harmful Anti-fouling Systems on Ships, or the “Anti-fouling Convention.” The Anti-fouling Convention, which entered into force on September 17, 2008, prohibits the use of organotin compound coatings to prevent the attachment of mollusks and other sea life to the hulls of vessels after September 1, 2003. Vessels of over 400 gross tons engaged in international voyages must obtain an International Anti-fouling System Certificate and undergo a survey before the vessel is put into service or when the anti-fouling systems are altered or replaced. We have obtained Anti-fouling System Certificates for all of our vessels and we do not believe that maintaining such certificates will have an adverse financial impact on the operation of our vessels.

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

Oil Pollution Act of 1990

The U.S. Oil Pollution Act of 1990, or “OPA 90,” established an extensive regulatory and liability regime for environmental protection and cleanup of oil spills. OPA 90 affects all owners and operators whose vessels trade with the United States or its territories or possessions, or whose vessels operate in the waters of the United States, which include the U.S. territorial waters and the two hundred nautical mile exclusive economic zone of the United States. OPA 90 may affect us because we carry oil as fuel and lubricants for our engines, and the discharge of these could cause an environmental hazard. Under OPA 90, vessel operators, including vessel owners, managers and bareboat or “demise” charterers, are “responsible parties” who are all liable regardless of fault, individually and as a group, for all containment and clean-up costs and other damages arising from oil spills from their vessels. These “responsible parties” would not be liable if the spill results solely from the act or omission of a third-party, an act of God or an act of war. The other damages aside from clean-up and containment costs are defined broadly to include:

•	natural resource damages and related assessment costs;

•	real and personal property damages;

•	net loss of taxes, royalties, rents, profits or earnings capacity;

•	net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards; and

•	loss of subsistence use of natural resources.

Effective December 21, 2015, the U.S. Coast Guard adjusted the limits of OPA liability to the greater of $2,200 per gross ton or $18,797 million for any double-hull tanker that is over 3,000 gross tons (subject to possible adjustment for inflation) (relevant to the Alma Maritime carriers). These limits of liability do not apply, however, where the incident is caused by violation of applicable U.S. federal safety, construction or operating regulations, or by the responsible party’s gross negligence or willful misconduct. These limits likewise do not apply if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the substance removal activities. This limit is subject to possible adjustment for inflation. OPA 90 specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters. In some cases, states, which have enacted their own legislation, have not yet issued implementing regulations defining shipowners’ responsibilities under these laws. We believe that we are in substantial compliance with OPA 90 and all applicable state regulations in the ports where our vessels call. OPA 90 requires owners and operators of vessels to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet the limit of their potential strict liability under OPA 90. Under the regulations, evidence of financial responsibility may be demonstrated by insurance, surety bond, self-insurance or guaranty. Under OPA 90 regulations, an owner or operator of more than one vessel is required to demonstrate evidence of financial responsibility for the entire fleet in an amount equal only to the financial responsibility requirement of the vessel having the greatest maximum liability under OPA 90. Each of our ship-owning subsidiaries that has vessels trading in U.S. waters has applied for and obtained from the U.S. Coast Guard

National Pollution Funds Center, three-year certificates of financial responsibility, or “COFRs,” supported by guarantees which we purchased from an insurance based provider. We believe that we will be able to continue to obtain the requisite guarantees and that we will continue to be granted COFRs from the U.S. Coast Guard for each of our vessels that is required to have one.

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

Clean Water Act

The United States Clean Water Act, or “CWA,” prohibits the discharge of oil or hazardous substances in United States navigable waters unless authorized by a permit or exemption and imposes strict liability in the form of penalties for unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and the Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA). The EPA has enacted rules governing the regulation of ballast water discharges and other discharges incidental to the normal operation of vessels within U.S. waters. The rules have historically required commercial vessels 79 feet in length or longer (other than commercial fishing vessels), or “Regulated Vessels,” to obtain a CWA permit regulating and authorizing such normal discharges. This permit, which the EPA has designated as the Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels, or “VGP,” incorporates the current U.S. Coast Guard requirements for ballast water management as well as supplemental ballast water requirements, including limits applicable to 26 specific discharge streams, such as deck runoff, bilge water and gray water.

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

In December 2018, the Vessel Incidental Discharge Act (VIDA) was signed into law and restructured the EPA and the U.S. Coast Guard programs for regulating incidental discharges from vessels. Rather than requiring CWA permits, the discharges will be regulated under a new CWA Section 312(p) establishing Uniform National Standards for Discharges Incidental to Normal Operation of Vessels. Under VIDA, VGP provisions and existing U.S. Coast Guard regulations will be phased out over a period of approximately four years and replaced with National Standards of Performance (NSPs) to be developed by EPA and implemented and enforced by the U.S. Coast Guard. The scheduled expiration date of the 2013 VGP was December 18, 2018, but under VIDA the provisions of the VGP will remain in place until the new regulations are in place.

In addition to the requirements in the VGP (to be replaced by the NSPs established under VIDA), vessel owners and operators must meet 25 sets of state-specific requirements under the CWA’s § 401 certification process.

Because the CWA § 401 process allows tribes and states to impose their own requirements for vessels operating within their waters, vessels operating in multiple jurisdictions could face potentially conflicting conditions specific to each jurisdiction that they travel through.

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

In February 2016, the U.S. Coast Guard issued a new rule amending the Coast Guard’s ballast water management recordkeeping requirements. Effective February 22, 2016, vessels with ballast tanks operating exclusively on voyages between ports or places within a single Captain of the Port zone must submit an annual report of their ballast water management practices. Further, under the amended requirements, vessels may submit their reports after arrival at the port of destination instead of prior to arrival. As discussed above, under VIDA, existing U.S. Coast Guard ballast water management regulations will be phased out over a period of approximately four years and replaced with National Standards of Performance (NSPs) to be developed by EPA and implemented and enforced by the U.S. Coast Guard.

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

As of January 1, 2013, all new ships must comply with mandatory requirements adopted by the Marine Environment Protection Committee (MEPC) of IMO in July 2011 in part to address greenhouse gas emission. These requirements add energy efficiency standards through an Energy Efficiency Design Index (EEDI). IMO’s Greenhouse Gas Working Group agreed on these guidelines to require all ships to develop and implement a Ship Energy Efficiency Plan (SEEMP). The regulations apply to all ships of 400 tonnes gross tonnage and above. The IMO also adopted a mandatory requirement in October 2016 that ships of 5000 gross tonnage and above record and report their fuel oil consumption. The requirement entered into force on March 1, 2018. These new rules will likely affect the operations of vessels that are registered in countries that are signatories to MARPOL Annex VI or vessels that call upon ports located within such countries. The IMO is also considering the development of a market-based mechanism for greenhouse gas emissions from ships. At the October 2016 Marine Environmental Protection Committee session, the IMO adopted a roadmap for developing a comprehensive IMO strategy on reduction of GHG emissions. In April 2018, the MEPC adopted an initial strategy designed to reduce the emission of greenhouse gases from vessels, including short-term, mid-term and long-term candidate measures with a vision of reducing and phasing out greenhouse gas emissions from vessels as soon as possible in the 21st Century. The EU has indicated that it intends to implement regulation in an effort to limit emissions of greenhouse gases from vessels if such emissions are not regulated through the IMO.

In the United States, the EPA issued a final finding that greenhouse gases threaten public health and safety and has promulgated regulations under the Clean Air Act that control the emission of greenhouse gases from mobile sources, but not from marine shipping vessels and their engines and fuels. The EPA may decide in the future to regulate greenhouse gas emissions from these sources. The Agency has already been petitioned by the California Attorney General to regulate greenhouse gas emissions from oceangoing vessels. Other federal and state regulations relating to the control of greenhouse gas emissions may follow, including climate change initiatives that have recently been considered by the U.S. Congress and by individual states.

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

In-House Inspections

We, NMM and Thome carry out inspections of the ships under management on a regular basis; to verify conformity with managers’ reports on upkeep and maintenance. The results of these inspections, which are conducted both in port and underway, result in a report containing action items and recommendations for improvements to the overall condition of the vessel, maintenance, safety and crew welfare. The vessels we manage in house are inspected on a regular basis to verify their condition and that upkeep, maintenance, crewing standards and welfare are in compliance with the requirements of our Safety Management System.

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

Our existing fleet had an average age of 7.8 years as of December 31, 2018, which is significantly less than the average age of the world-wide fleet of handysize liquefied gas carriers. We believe that our relatively young fleet positions us well to compete in terms of our vessels meeting the strategic and operational needs of our charterers. We own and operate the largest fleet in our size segment, which, in our view, enhances our position relative to our competitors. While there are some barriers to entry, including the complexity of operating semi-refrigerated gas carriers that constantly require switching between a myriad of cargo types, crew expertise and the cost of, and availability of finance for, liquefied gas carriers, new entrants have entered the market over the last three years.

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

The lease term for our representative office in New York is for a period of three years from June 2017. The total rent per year is approximately $365,000.

Employees

We had 76 employees as of December 31, 2018. We consider our employee relations to be good. Our crewing and technical managers provide crews for our vessels under separate crew management agreements.

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

Taxation of Operating Income. Substantially all of our gross income is, and we expect that substantially all of our gross income will be, attributable to the transportation of LPGs and petrochemicals and related products until December 2019 at the earliest, when our proposed terminal on the U.S. Gulf Coast is anticipated to become operational. Gross income that is attributable to transportation that either begins or ends, but that does not both begin and end, in the United States, or “U.S. Source International Transportation Income,” is considered to be 50.0% derived from sources within the United States and may be subject to U.S. federal income tax as described below. Gross income attributable to transportation that both begins and ends in the United States, or “U.S. Source Domestic Transportation Income,” is considered to be 100.0% derived from sources within the United States and generally is subject to U.S. federal income tax. Gross income attributable to transportation exclusively between non-U.S. destinations is considered to be 100.0% derived from sources outside the United States and generally is not subject to U.S. federal income tax. We are not permitted by law to engage in transportation that gives rise to U.S. Source Domestic Transportation Income. However, certain of our activities give rise to U.S. Source International Transportation Income, and we may in the future increase our operations in the United States, which would result in an increase in the amount of our U.S. Source International Transportation Income, all of which would be subject to U.S. federal income taxation unless the exemption from U.S. taxation under Section 883 of the Code, or the “Section 883 Exemption,” applies.

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

We did not satisfy the requirements for the Section 883 exemption for our 2013 taxable year because our common stock was not traded on an established securities market for most of the year and therefore we did not satisfy the “regularly traded” requirement of the Publicly Traded Test. However, for 2014, 2015, 2016, 2017 and 2018 we believe that we satisfied the requirements of Section 883 exemption and therefore we were not subject to U.S. federal income taxation on our U.S. Source International Transportation Income. For the current and future taxable years, we believe we will be able to satisfy the Publicly Traded Test, provided we satisfy the listing and trading volume requirements described previously and the Closely Held Block Exception does not apply for such year. Our common stock, which is our only class of equity outstanding, represents more than 50.0% of the total combined voting power and value of all classes of our equity interests entitled to vote. In addition, because our common stock is traded only on the NYSE, which is considered to be an established securities market, our equity interests are “primarily traded” on an established securities market for purposes of the Publicly Traded Test. Further, we anticipate that our common stock will meet the “regularly traded” requirement of the Publicly Traded Test.

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

Based on our current and projected methods of operation, we do not believe that any of our U.S. Source International Transportation Income will be treated as Effectively Connected Income for any taxable year. However, there is no assurance that we will not earn substantial amounts of income from regularly scheduled transportation or bareboat charters attributable to a fixed place of business in the United States (or earn income from other activities within the territorial seas of the United States) in the future, which would result in such income being treated as Effectively Connected Income. In addition, we anticipate deriving Effectively Connected Income in the future once our proposed terminal in the U.S. Gulf Coast becomes operational and generates profits.

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

See Note 9 (Group Subsidiaries) to the consolidated financial statements, which is incorporated by reference in this Item 4.C.

D.	Property, Plant and Equipment

Other than our vessels mentioned above, we do not have any material property.

Item 4A.	Unresolved Staff Comments

Not applicable.

Item 5.	Operating and Financial Review and Prospects

A.	Operating Results

You should read the following discussion of our financial condition and results of operations in conjunction with our audited consolidated financial statements and related notes included elsewhere in this annual report. Among other things, those consolidated financial statements include more detailed information regarding the basis of presentation for the following information. The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles, or “U.S. GAAP,” and are presented in U.S. Dollars unless otherwise indicated. Any amounts converted from another non-U.S. currency to U.S. Dollars in this annual report were converted at the rate applicable at the relevant date, or the average rate during the applicable period.

Overview

We are the owner and operator of the world’s largest fleet of handysize liquefied gas carriers. We provide international and regional seaborne transportation services of petrochemical gases, LPG and ammonia for energy companies, industrial users and commodity traders. These gases are transported in liquefied form, by applying cooling and/or pressure, to reduce volume by up to 900 times depending on the cargo, making their transportation more efficient and economical.

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

We currently own and operate a total of 38 vessels, of which 18 are employed under time charters, 4 under contracts of affreightment and 16 are employed in the spot market. As of December 31, 2018, 23 vessels were employed under time charters (As of December 31, 2017: 21 vessels), five were employed under contracts of affreightment (As of December 31, 2017: five vessels) and 10 were employed in the spot market (As of December 31, 2017: 12 vessels). Our operated vessels earned an average time charter equivalent rate of approximately $616,965 per vessel per calendar month ($20,284 per day) during the year ended December 31, 2018, compared to approximately $639,318 per vessel per calendar month ($21,018 per day) for the year ended December 31, 2017.

Our largest customers by revenue for the year ended December 31, 2018, include four companies that currently time charter and voyage charter, either on a spot basis or under a contract of affreightment, a total of 16 of our 38 operated vessels: Mitsubishi International Corporation, a leading trade, commodities, finance and investment company; Pertamina, the Indonesian state-owned producer of hydrocarbons; Braskem S.A. a leading Brazilian petrochemical gas producer and Sibur, a Russian gas processing and petrochemicals company. For the year ended December 31, 2018, these customers accounted for approximately 55.1% of our revenue in the aggregate. Other than those customers listed above we have in the past and still currently in some cases, chartered vessels to a range of trading, shipping and other customers on both time charter and voyage charter bases such as Kolmar AG Group, a large Swiss based integrated petroleum and petrochemicals company; Vitol Group, an independent energy trading company; Borealis, a leading multinational chemical corporation; Geogas, a leading LPG trading company; OCP, a world leading fertilizer producer and ammonia importer and PDVSA, the Venezuelan state-owned integrated oil and petrochemical company, prior to the implementation of US sanctions in February 2019.

Vessel Contracts

We generate revenue by providing seaborne transportation services to customers pursuant to the following three types of contractual relationships:

Time Charters. A time charter is a contract under which a vessel is chartered for a defined period of time at a fixed daily or monthly rate. Under time charters, we are responsible for providing crewing and other vessel operating services, the cost of which is intended to be covered by the fixed rate, while the customer is responsible for substantially all of the voyage expenses, including any bunker fuel consumption, port expenses and canal tolls. LPG is typically transported under a time charter arrangement, generally with a term of 12 months. However, 9 of our current 18 time charters are for long-term charters exceeding 12 months. For the year ended December 31, 2018, approximately 54.3% of our revenue was generated pursuant to time charters, compared to the approximately 48.2% for the year ended December 31, 2017 and 50.5% for the year ended December 31, 2016.

Voyage Charters. A voyage charter is a contract, typically for shorter intervals, for transportation of a specified cargo between two or more designated ports. This type of charter is priced on a current or “spot” market rate, typically on a price per ton of product carried rather than a daily or monthly rate. Under voyage charters, we are responsible for all of the voyage expenses in addition to providing the crewing and other vessel operating services. Petrochemical gases have typically been transported pursuant to voyage charters, as the seaborne transportation requirements of petrochemical product traders have historically resulted from a particular product arbitrage at a point in time. For the year ended December 31, 2018, approximately 29.1% of our revenue was generated pursuant to voyage charters, compared to approximately 24.5% for the year ended December 31, 2017 and 37.0% for the year ended December 31, 2016.

Contracts of Affreightment. A COA is a contract to carry specified quantities of cargo, usually over prescribed shipping routes, at a fixed price per ton basis (often subject to fuel price or other adjustments) over a defined period of time. As such, a COA essentially consists of a number of voyage charters to carry a specified amount of cargo over a specified time period (i.e., the term of the COA), which can span for months to potentially years. Similar to a voyage charter, we are typically responsible for all voyage expenses in addition to providing all crewing and other vessel operating services when trading under a COA. For the year ended December 31, 2018, approximately 16.6% of our revenue was generated pursuant to COAs, compared to approximately 27.3% for the year ended December 31, 2017 and 12.5% for the year ended December 31, 2016.

Vessels operating on time charters and longer-term COAs provide more predictable cash flows but can potentially yield lower profit margins than vessels operating in the spot charter market during periods of favorable market conditions. Accordingly, as a result of a portion of our fleet being committed on time charters and COAs, we will be unable to take full advantage of improving charter rates to the same extent as we would if our liquefied gas carriers were employed only on spot charters. Conversely, vessels operating in the spot charter market generate revenue that is less predictable, but they may enable us to capture increased profit margins during periods of improving charter rates. However, operating in the spot charter market exposes us to the risks of declining liquefied gas carrier charter rates and relatively lower utilization rates as compared to time charters and certain COAs, which may have a materially adverse impact on our financial performance. Notwithstanding these risks, we believe that providing liquefied gas transportation services in the spot charter market is important to us, as it provides us with greater insight into market trends and opportunities.

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

Address Commissions. Address commissions are amounts deducted by charterers from revenue for placing business with our vessels and are calculated as a percentage of chartering income. Address commissions are deducted from operating revenue.

Brokerage Commissions. Brokerage commissions are costs remitted to shipping brokers for placing business with our vessels and are calculated as a percentage of chartering income.

Voyage Expenses. Voyage expenses are all expenses unique to a particular voyage, principally bunker fuel consumption, port expenses and canal tolls. Voyage expenses are typically paid by the shipowner under voyage charters and contracts of affreightment and by the charterer under time charters. Accordingly, we generally only incur voyage expenses when performing voyage charters and COAs or during repositioning voyages between time charters for which no cargo is available. The gross revenue received by the shipowner under voyage charters and COAs are higher than those received under comparable time charters so as to compensate the shipowner for bearing all voyage expenses. As a result, our operating revenue and voyage expenses may vary significantly depending on our mix of time charters, voyage charters and COAs.

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

In connection with providing us with technical management for our fleet, NMM and Thome currently receive crewing and technical management fees of approximately $0.2 million per vessel per year in the aggregate, which fees are considered to be vessel operating expenses. The vessels which are under in-house technical management have the crewing function managed by one of our third-party technical managers for a fee. Our technical and crew management agreements have terms through December 2021 and thereafter continue until terminated on at least three months’ notice by either party, subject to certain exceptions. During 2018 we continued to expand our in-house technical management scope, transferring a further four vessels to in-house technical management. As of December 31, 2018, we directly managed twelve of the vessels in our fleet, compared to eight as of December 31, 2017. We expect to continue into 2019 with additional vessels being integrated into our in-house technical management. See “Item 4—Information on the Company—Business Overview—Technical Management of the Fleet.”

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

General and Administrative Costs. General and administrative costs principally consist of the costs incurred in operating our London representative office, which manages our chartering, operations, accounting and administrative functions; our Gdynia representative office, which manages our in-house technical management and oversees the technical management of our other vessels; our New York representative office; and certain costs and expenses attributable to our board of directors. Please read “Item 4—Information on the Company—Business Overview—Commercial Management of the Fleet.” We incur additional expenses as a result of being a publicly-traded corporation, including costs associated with annual reports to shareholders and SEC filings, investor relations and NYSE annual listing fees. We may also grant equity compensation that would result in an expense to us, which may result in an increase in expenses. Please read “Item 6—Directors, Senior Management and Employees—Compensation—Equity Compensation Plans—2013 Long-Term Incentive Plan.”

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

Time Charter Equivalent Rate. TCE rate not is calculated in accordance with U.S. GAAP. TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a company’s performance despite changes in the mix of charter types (i.e., spot charters, time charters and contracts of affreightment) under which the vessels may be employed between the periods. Under a time charter, the charterer pays substantially all of the vessel voyage related expenses, whereas for voyage charters, also known as spot market charters, we pay all voyage expenses. For all charters, we calculate TCE by dividing operating revenue for the charter, less any voyage expenses, by the number of operating days for the relevant time period of that charter.

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

•

Historical Fleet Size. Our consolidated financial statements for the year ended December 31, 2018 reflect the results of a fleet size of 38 owned and operated vessels for the year, compared to a weighted average fleet size of 36.2 for the year ended December 31, 2017 and a weighted average fleet size of 31.3 for the year ended December 31, 2016.

•

On January 31, 2018, the Company entered into the Export Terminal Joint Venture relating to the Marine Export Terminal that will have the capacity to export approximately one million tons of ethylene per year. Refrigerated storage for 30,000 tons of ethylene will be constructed on-site and will provide the capability to load ethylene at rates of 1,000 tons per hour. The facilities are expected to begin commercial operations in the fourth quarter of 2019. The project is supported by long-term contracts with customers that include U.S. ethylene producer Flint Hills Resources and a major Japanese trading company.

•

We will have different financing arrangements. On November 2018, we issued senior secured bonds. These bonds were issued to partially finance our portion of the capital cost for the construction of the Marine Export Terminal and will incur interest expense from the date of issue, although no profits will be generated by the terminal until it becomes operational, which is expected in the fourth quarter of 2019. In March 2019 we entered into a secured term loan to re-finance four of our vessels as well as entering into a credit agreement, the proceeds of which will be used solely for the payment of project costs relating to our Marine Export Terminal. Please read “—Liquidity and Capital Resources—Secured Term Loan Facilities and Revolving Credit Facilities,” “2017 Senior Unsecured Bonds,” “2018 Senior Secured Bonds” and “Terminal facility”.

•

Changes in Accounting Standards. On January 1, 2018 we adopted the new accounting standard described below. Please read Note 2 (Summary of Significant Accounting Policies) to our consolidated financial statements attached hereto for more information regarding this standard and other recently adopted new accounting standards.

•

Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606). We have adopted the new accounting standard on revenue recognition using the modified retrospective method to incorporate the cumulative effect at the date of initial application for reporting periods presented beginning January 1, 2018. By using the modified retrospective method approach, we have made an adjustment to the consolidated statement of shareholders’ equity which represents the amount of net revenue that would not have been recognized in retained earnings for the year ended December 31, 2017 under ASU 2014-09. Consequently, the comparable amounts for the years ended December 31, 2017 have not been adjusted.

Results of Operations for the Year Ended December 31, 2017 Compared to Year Ended December 31, 2018

The following table compares our operating results for the years ended December 31, 2017 and 2018:

	Year Ended December 31, 2017	Year Ended December 31, 2018	Percentage Change
	(in thousands, except percentages)
Operating revenue	$298,595	$310,046	3.8%
Operating expenses:
Brokerage Commissions	5,368	5,142	(4.2%)
Voyage expenses	55,542	61,634	11.0%
Vessel operating expenses	100,968	106,719	5.7%
Depreciation and amortization	73,588	76,140	3.5%
General and administrative costs	13,816	16,346	18.3%
Other corporate expenses	2,131	2,585	21.3%

Total operating expenses	$251,413	$268,566	6.8%

Operating income	$47,182	$41,480	(12.1%)
Share of results of equity accounted affiliate	—	(38)	—
Foreign currency exchange gain on senior secured bonds	—	2,360	—
Unrealized loss on non-designated derivative instruments	—	(5,154)	—
Interest expense	(37,691)	(44,908)	19.2%
Write off of deferred financing costs	(786)	—	—
Write off of call premium and redemption charges on 9.00% unsecured bond	(3,517)	—	—
Interest income	519	854	64.5%

Income before income taxes	$5,707	$(5,406)	(194.7%)
Income taxes	(397)	(333)	(16.1%)

Net income	$5,310	$(5,739)	(208.1%)

Operating Revenue. Operating revenue net of address commission, increased by $11.4 million or 3.8% to $310.0 million for the year ended December 31, 2018, from $298.6 million for the year ended December 31, 2017. This increase was primarily due to:

•

an increase in operating revenue of approximately $10.5 million attributable to an increase in the weighted average number of vessels from 36.2 for the year ended December 31, 2017, to 38.0 for the year ended December 31, 2018, and a corresponding increase in vessel ownership days by 642 days, or 4.9%, for the year ended December 31, 2018, as compared to the year ended December 31, 2017;

•

a decrease in operating revenue of approximately $8.8 million attributable to a reduction in average monthly time charter equivalent rates, which decreased to an average of approximately $616,965 per vessel per calendar month ($20,284 per day) for the year ended December 31, 2018, compared to an average of approximately $639,318 per vessel per calendar month ($21,018 per day) for the year ended December 31, 2017, This was primarily as a result of a weak LPG market which accounted for a decrease of $9.9 million, offset by the adoption of ASU 2014-09, the new accounting standard that requires revenue for voyage charters to be recognized between load port and discharge port only, rather than the previous method of recognizing revenue between the prior discharge port to the following discharge port, accounting for an increase of $1.1 million;

•

an increase in operating revenue of approximately $3.7 million attributable to an increase in fleet utilization from 87.6% for the year ended December 31, 2017 to 89.0% for the year ended December 31, 2018, primarily due to a lower number of idle days as a percentage of available days, for the year ended December 31, 2018 compared to the year ended December 31, 2017 and

•

an increase in operating revenue of approximately $6.0 million primarily attributable to an increase in pass through voyage costs, compensated by increased operating revenue, as the number and duration of voyage charters during the year ended December 31, 2018 increased, compared to the year ended December 31, 2017.

The following table presents selected operating data for the years ended December 31, 2017 and 2018, which we believe are useful in understanding the basis for movements in operating revenue:

	Year Ended December 31, 2017	Year Ended December 31, 2018
Fleet Data:
Weighted average number of vessels	36.2	38.0
Ownership days	13,228	13,870
Available days	13,195	13,767
Operating days	11,564	12,247
Fleet utilization	87.6%	89.0%
Average daily time charter equivalent rate (*)	$21,018	$20,284

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

Reconciliation of Operating Revenue to TCE rate

The following table represents a reconciliation of operating revenue to TCE rate. Operating revenue is the most directly comparable financial measure calculated in accordance with U.S. GAAP for the periods presented.

	Year Ended December 31, 2017	Year Ended December 31, 2018
Fleet Data:
Operating revenue	298,595	310,046
Voyage expenses	55,542	61,634

Operating revenue less Voyage expenses	243,053	248,412
Operating days	11,564	12,247
Average daily time charter equivalent rate	$21,018	$20,284

Brokerage Commissions. Brokerage commissions, which typically vary between 1.25% and 5% of revenue, decreased by 4.2% to $5.1 million for the year ended December 31, 2018, from $5.4 million for the year ended

December 31, 2017. This was primarily due to an increase in the amount of time charter hire for the year ended December 31, 2018 from the year ended December 31, 2017 and a decrease in the voyage charter revenue over the same period. Generally, time charter hire commands a lower brokerage commission percentage than voyage charters which predominately carry petrochemicals and command a higher brokerage commission.

Voyage Expenses. Voyage expenses increased by 11.0% to $61.6 million for year ended December 31, 2018, from $55.5 million for the year ended December 31, 2017. This was primarily due to an increase in the number and duration of voyage charters undertaken during the year ended December 31, 2018, compared to the year ended December 31, 2017, with these increased voyage costs being pass through costs, compensated for by increased revenue of the same amount.

Vessel Operating Expenses. Vessel operating expenses increased by 5.7% to $106.7 million for the year ended December 31, 2018, from $101.0 million for the year ended December 31, 2017, as the number of vessels in our fleet increased. Average daily vessel operating expenses increased by $59 per vessel per day, or 0.7%, to $7,694 per vessel per day for the year ended December 31, 2018, compared to $7,635 per vessel per day for the year ended December 31, 2017. During the year ended December 31, 2018, we received amounts from insurance claims on a number of our vessels, relating to costs for auxiliary engine repairs that had been expensed in prior years. These receipts reduced the daily operating expenses by $50 per vessel per day and were credited back to vessel operating expenses in the year ended December 31, 2018.

Depreciation and Amortization. Depreciation and amortization expense increased by 3.5% to $76.1 million for the year ended December 31, 2018, from $73.6 million for the year ended December 31, 2017. This increase was primarily due to an increase in our fleet size. Depreciation and amortization expense included amortization of capitalized drydocking costs of $7.9 million for the year ended December 31, 2018, and $9.2 million for the year ended December 31, 2017.

Other Operating Results

General and Administrative Costs. General and administrative costs increased by $2.5 million or 18.3% to $16.3 million for the year ended December 31, 2018, from $13.8 million for the year ended December 31, 2017. The increase in general and administrative costs was primarily due to an increase in the number of employees during the year ended December 31, 2018, compared to the year ended December 31, 2017, to enable us to provide in-house technical management for an increasing number of our vessels.

Other Corporate Expenses. Other corporate expenses increased by 21.3%, or $0.5 million, to $2.6 million for the year ended December 31, 2018, from $2.1 million for the year ended December 31, 2017. The increase was primarily due to the foreign exchange movement on non-U.S. Dollar bank accounts within the Company as the U.S Dollar has strengthened against those currencies.

Foreign currency exchange gain on senior secured bonds. The primary source of our foreign exchange gains and losses are the movements on our NOK-denominated 2018 Bonds. The foreign currency exchange gain of $2.4 million relates to the translation of our 2018 Bonds which are denominated in Norwegian Kroner and translated as of December 31, 2018, at the prevailing exchange rate. As of December 31, 2017, we did not hold any non-U.S. Dollar denominated financial instruments.

Unrealized loss on non-designated derivative instruments. The unrealized loss on non-designated derivative instruments of $5.2 million relates to the fair value movement in our cross-currency interest rate swap from its inception on November 2, 2018 until December 31, 2018. As of December 31, 2017, we did not hold any non-U.S. Dollar denominated financial instruments.

Interest Expense. Interest expense increased by $7.2 million, or 19.2%, to $44.9 million for the year ended December 31, 2018, from $37.7 million for the year ended December 31, 2017. The increase was primarily due to an increase in U.S. LIBOR. Interest expense is shown net of interest capitalized. Interest capitalized in the year ended December 31, 2018 of $1.0 million relates to capital expenditures for the investment in the Export Terminal Joint Venture. Interest capitalized on newbuilding installment payments for the year ended December 31, 2017 was $1.7 million, prior to the completion of our newbuilding program in November 2017.

Write off of Deferred Financing Costs. The write off of deferred financing costs of $0.8 million for the year ended December 31, 2017 related to the remaining unamortized deferred financing costs of bonds issued in 2012 (the “2012 Bonds”) that we redeemed prior to their maturity date and a $270.0 million secured term loan facility (the “February 2013 Secured Term Loan Facility”) that was re-financed prior to its maturity date. No loan refinancing occurred in the year ended December 31, 2018.

Write off of Call Premium and Redemption Charges on 9.0% Senior Unsecured Bond. In connection with a call option under the terms of the 2012 Bonds, pursuant to which we redeemed all of the outstanding principal amount thereof in February 2017, we incurred $3.5 million in charges for the year ended December 31, 2018 that were written off, consisting of a redemption charge of $2.5 million and $1.0 million in interest notice penalty on such bonds prior to maturity.

Income Taxes. Income tax relates to taxes on our subsidiaries incorporated in the United Kingdom, Poland and Singapore. Two of our United Kingdom subsidiaries earn management and other fees from affiliates, and our Singaporean subsidiary earns interest from loans to our variable interest entity in Indonesia, the main corporate tax rates are 19%, 19% and 17% in the United Kingdom, Poland and Singapore, respectively. For the year ended December 31, 2018, we incurred taxes of $332,890 as compared to taxes for the year ended December 31, 2017 of $397,381.

Results of Operations for the Year Ended December 31, 2016 Compared to Year Ended December 31, 2017

The following table compares our operating results for the years ended December 31, 2016 and 2017:

	Year Ended December 31, 2016	Year Ended December 31, 2017	Percentage Change
	(in thousands, except percentages)
Operating revenue	$294,112	$298,595	1.5%
Operating expenses:
Brokerage Commissions	5,812	5,368	(7.6%)
Voyage expenses	42,201	55,542	31.6%
Vessel operating expenses	90,854	100,968	11.1%
Depreciation and amortization	62,280	73,588	18.2%
General and administrative costs	12,528	13,816	10.3%
Other corporate expenses	1,976	2,131	7.8%
Write off of insurance amount receivable	504	—	—

Total operating expenses	$216,155	$251,413	16.3%

Operating income	$77,957	$47,182	(39.5%)
Interest expense	(32,321)	(37,691)	16.6%
Write off of deferred financing costs	(102)	(786)	670.6%
Write off of call premium and redemption charges on 9.00% unsecured bond	—	(3,517)	—
Interest income	281	519	84.7%

Income before income taxes	$45,815	$5,707	(87.5%)
Income taxes	(1,177)	(397)	(66.3%)

Net income	$44,638	$5,310	(88.1%)

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

•

a decrease in operating revenue of approximately $51.7 million attributable to a reduction in average monthly time charter equivalent rates, which decreased to an average of approximately $639,318 per vessel per calendar month ($21,018 per day) for the year ended December 31, 2017, compared to an average of approximately $774,890 per vessel per calendar month ($25,476 per day) for the year ended December 31, 2016, as a result of the significant decline in the LPG freight market which began during the second quarter of 2016;

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

The following table presents selected operating data for the years ended December 31, 2016 and 2017, which we believe are useful in understanding our operating revenue:

Fleet Data:	Year Ended December 31, 2016	Year Ended December 31, 2017
Weighted average number of vessels	31.3	36.2
Ownership days	11,463	13,228
Available days	11,255	13,195
Operating days	9,888	11,564
Fleet utilization	87.9%	87.6%
Average daily time charter equivalent rate (*)	$25,476	$21,018

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

Reconciliation of Operating Revenue to TCE rate

The following table represents a reconciliation of operating revenue to TCE rate. Operating revenue is the most directly comparable financial measure calculated in accordance with U.S. GAAP for the periods presented.

Fleet Data:	Year Ended December 31, 2016	Year Ended December 31, 2017
Operating revenue	294,112	298,595
Voyage expenses	42,201	55,542

Operating revenue less Voyage expenses	251,911	243,053
Operating days	9,888	11,564
Average daily time charter equivalent rate	$25,476	$21,018

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

Other Operating Results

General and Administrative Costs. General and administrative costs increased by $1.3 million or 10.3% to $13.8 million for the year ended December 31, 2017, from $12.5 million for the year ended December 31, 2016. The increase in general and administrative costs was primarily due to increased office lease costs and an increase in the number of employees during the year ended December 31, 2017, to enable us to provide in-house technical management for an increasing number of our vessels.

Write off of insurance amount receivable. The write off of insurance amount receivable of $0.5 million for the year ended December 31, 2016 was due to an expected reduction in the total insurance proceeds receivable, as a result of lower than expected total costs incurred for repairing Navigator Aries, following the June 2015 collision.

Interest Expense. Interest expense increased by $5.4 million, or 16.6%, to $37.7 million for the year ended December 31, 2017, from $32.3 million for the year ended December 31, 2016. This was primarily due to interest on the additional $375.8 million borrowed under our loan facilities from the year ended December 31, 2016 until the year ended December 31, 2017 associated with the deliveries of nine newbuilding vessels, partially offset by a $3.1 million saving as a result of refinancing our unsecured bond in February 2017. Interest capitalized on newbuilding installment payments for the year ended December 31, 2017 was $1.7 million, a decrease of $3.4 million from the $5.1 million of interest capitalized from the year ended December 31, 2016 as the remaining vessels in the newbuild program were delivered.

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

Income Taxes. Income tax relates to taxes on our subsidiaries incorporated in the United Kingdom, Poland and Singapore. Two of our United Kingdom subsidiaries earn management and other fees from affiliates, and our

Singaporean subsidiary earns interest from loans to our variable interest entity in Indonesia, the main corporate tax rates are 19%, 19% and 17% in the United Kingdom, Poland and Singapore, respectively. For the year ended December 31, 2017, we incurred taxes of $397,381 as compared to taxes for the year ended December 31, 2016 of $1,177,525. This reduction is primarily due to a reduction in management fees charged from our UK subsidiary as a result of a fall in revenue after voyage expenses; and a negative tax charge in Poland due to start-up losses.

B.	Liquidity and Capital Resources

Liquidity and Cash Needs

Our primary uses of funds have been capital expenditures for the investment in the Export Terminal Joint Venture, acquisition and construction of vessels, drydocking expenditures, voyage expenses, vessel operating expenses, general and administrative costs, expenditures incurred in connection with ensuring that our vessels comply with international and regulatory standards, financing expenses and repayments of bank loans. In addition to operating expenses, our medium-term and long-term liquidity needs relate to debt repayments, potential future newbuildings or acquisitions and the development of the Marine Export Terminal in our Export Terminal Joint Venture. We are required to maintain certain minimum liquidity amounts in order to comply with our various debt instruments. Please see “—Secured Term Loan Facilities and Revolving Credit Facilities” and “2017 Senior Unsecured Bonds,” and “2018 Senior Secured Bonds” and “Terminal Facility” below.

Our primary sources of funds have been cash from operations, bank borrowings and proceeds from bond issuances. As of December 31, 2018, we had cash and cash equivalents of $71.5 million along with $55.0 million available borrowing capacity under our secured term loan and revolving credit facilities. In compliance with our bank facilities we are required to maintain a cash balance at the greater of $25.0 million or 5% of debt, which as of December 31, 2018 equated to $42.4 million.

As of December 31, 2018, we had contributed $41.0 million of our expected $155.0 million share of the capital cost for the construction of the Marine Export Terminal. In January 2019, February 2019 and March 2019, we paid $18.0 million, $3.5 million and $10.0 million respectively as further capital contributions to our Export Terminal Joint Venture.

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

Cash Flows

The following table summarizes our cash and cash equivalents provided by (used in) operating, financing and investing activities for the periods presented:

	Year Ended December 31,
	2016	2017	2018
	(in thousands)
Net cash provided by operating activities	$86,748	$75,921	$77,517
Net cash used in investing activities	(238,153)	(183,025)	(42,327)
Net cash provided by / (used in) financing activities	120,898	111,941	(25,784)
Net (decrease) / increase in cash and cash equivalents	(30,507)	4,837	9,406

Operating Cash Flows. Net cash provided by operating activities for the year ended December 31, 2018, increased to $77.5 million, from $75.9 million for the year ended December 31, 2017, an increase of 2.0%. This increase was primarily due to changes in working capital movements, reduced by lower net income and payments for dry docking costs.

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

We are required to drydock each vessel once every five years until it reaches 15 years of age, after which we are required to drydock the applicable vessel every two and a half to three years. Drydocking each vessel takes approximately 20-30 days. Drydocking days generally include approximately 5-10 days of travel time to and from the drydocking shipyard and approximately 15-20 days of actual drydocking time. Six of our vessels required a scheduled drydocking during 2018 compared to ten upcoming in 2019 and an expected ten drydockings during 2020.

We spend significant amounts of funds on scheduled drydocking (including the cost of classification society surveys) of each of our vessels. As our vessels age and our fleet expands, our drydocking expenses will increase. We estimate the current cost of the five-year drydocking of one of our vessels is approximately $0.8 million, the ten-year drydocking cost is approximately $1.2 million, and the 15 and 17 year drydocking costs are approximately $1.5 million each. Ongoing costs for compliance with environmental regulations are primarily included as part of our drydocking, such as the requirement to install ballast water treatment plants, and classification society survey costs, with a balance included as a component of our operating expenses. Please see “Item 3—Key Information—Risk Factors—Risks Related to Our Business—Over the long-term, we will be required to make substantial capital expenditures to preserve the operating capacity of, and to grow, our fleet.”

Investing Cash Flows. Net cash used in investing activities of $42.3 million for the year ended December 31, 2018, primarily represents $41.0 million in capital contributions made to our Export Terminal Joint Venture together with capitalized interest and associated legal costs for the investment of $1.5 million.

Net cash used in investing activities of $183.0 million for the year ended December 31, 2017, primarily represents $170.8 million for payments made to Jiangnan Shipyard (Group) Co. Ltd (“Jiangnan”) and Hyundai Mipo Dockyard Co. Ltd (“HMD”), representing installments on the deliveries of Navigator Nova, Navigator Luga, Navigator Yauza, Navigator Jorf and Navigator Prominence and $13.5 million of other costs including capitalized interest of $1.7 million associated with newbuildings offset by $1.0 million received from insurances payments and $0.3 million in receipt of a penalty for the delay in delivery of Navigator Nova.

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

Financing Cash Flows. Net cash provided by financing activities of $25.8 million for the year ended December 31, 2018, primarily represents $83.4 million in regular quarterly loan repayments and a net repayment of $13.1 million against our secured term revolving credit facility, partially offset by the net proceeds of issuance of senior secured bonds for $70.7 million.

Net cash provided by financing activities of $111.9 million for the year ended December 31, 2017, primarily represents $208.2 million drawn from secured term loan and revolving credit facilities to partially finance the delivery installments of Navigator Nova, Navigator Luga, Navigator Yauza, Navigator Jorf and Navigator Prominence as well as for general corporate purposes and a further $167.0 million drawn for refinancing an existing facility and for general corporate purposes. These inflows were offset partially offset by the repayment of a net $27.5 million in our bonds being the difference between our issuance of $100.0 million in aggregate principal amount of our 2017 Bonds less the repayment of $127.5 million in outstanding principal and redemption premium of our 2012 Bonds. In addition, $143.1 million was used to redeem the February 2013 Secured Term Loan Facility; $88.8 million was repaid in regular quarterly loan repayments and refinancing costs of $3.9 million on our bond and bank loan refinanced during 2017.

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

Secured Term Loan Facilities and Revolving Credit Facilities

General. Navigator Gas L.L.C., our wholly-owned subsidiary, and certain of our vessel-owning subsidiaries have entered into a series of secured term loan facilities and revolving credit facilities beginning in January 2015, or the “January 2015 secured term loan facility,” and in December 2015 or the “December 2015 secured revolving credit facility,” and in October 2016, or the “October 2016 secured term loan and revolving credit facility and in June 2017, or the “June 2017 secured term loan and revolving credit facility”. Collectively, we refer to the debt thereunder as our “secured facilities.” Proceeds of the loans under our secured facilities are used to finance newbuildings, acquisitions and for general corporate purposes. The full commitment amounts have been drawn under the January 2015 secured facility, the December 2015 secured facility and the June 2017 secured facility. The October 2016 secured term and revolving credit facility has fully drawn on the secured term loan for $130.0 million and the newbuild loan of $35.0 million following the delivery of Navigator Jorf in July 2017. The revolving portion of this loan has $55.0 million remaining to be drawn for general corporate purposes. Please read Note 10 (Secured Term Loan Facilities and Revolving Credit Facilities) to the consolidated financial statements.

The table below summarizes our secured term loan and revolving credit facilities as of December 31, 2018:

Facility agreement date	Credit facility amount	Principal amount outstanding	Available amounts undrawn as of December 31, 2018	Interest rate	Loan maturity date
	(in millions)
January 2015	278.1	200.8	—	US Libor + 270 BPS	Jun 20- Apr 23*
December 2015	290.0	246.7	—	US Libor + 210 BPS	Dec-22
October 2016	220.0	92.2	55.0	US Libor + 260 BPS	Nov-23
June 2017	160.8	136.1	—	US Libor + 230 BPS	Jun-23

Total	$948.9	$675.8	$55.0

*	The January 2015 secured term loan facility installments mature over a range of dates coinciding with the anniversary of the individual deliveries, from June 2020 to April 2023.

As of December 31, 2018, the Company had approximately $55.0 million in available borrowing capacity under its October 2016 secured term loan and revolving credit facility

Fees and Interest. We paid arrangement and agency fees at the time of the closing of our secured term loan and revolving credit facilities. Agency fees are due annually. Interest on amounts drawn is payable at a rate of U.S. LIBOR plus a bank margin, for interest periods of one, three or six months or longer if agreed by all lenders.

Term and Facility Limits

January 2015 Secured Term Loan Facility. The January 2015 secured term loan facility was entered into to refinance an April 2013 secured term loan facility, as well as to provide financing for nine of our vessels. The January 2015 secured term loan facility has a term of up to seven years from the individual vessel loan drawdown date with a maximum principal amount of up to $278.1 million. The facility is fully drawn. The aggregate fair market value of the collateral vessels must be no less than 135% of the aggregate outstanding borrowings under the facility. Interest on amounts drawn is payable at a rate of U.S. LIBOR plus 270 basis points per annum.

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

October 2016 Secured Term Loan and Revolving Credit Facility. The October 2016 secured term loan and revolving credit facility has a term of seven years from the first utilization date (and will expire in November 2023) with a maximum principal amount of up to $220.0 million of which $130.0 million is available as a secured term loan and $55.0 million is available in a revolving credit facility. The revolving credit portion of the facility is fully available for drawdown. The aggregate fair market value of the collateral vessels must be no less than 125% of the aggregate outstanding borrowings under the facility. Interest on amounts drawn is payable at a rate of U.S. LIBOR plus 260 basis points per annum.

June 2017 Secured Term Loan and Revolving Credit Facility. The June 2017 secured term loan and revolving credit facility has a term of six years from the date of the agreement and expires in June 2023, with a maximum principal amount of $160.8 million and was entered into to re-finance the February 2013 Secured Term Loan Facility and for general corporate purposes. The facility has $100.0 million as a secured term loan and $60.8 million available as a revolving credit facility. The facility is currently fully drawn. The aggregate fair market value of the collateral vessels must be no less than 125% of the aggregate outstanding borrowing under the facility. Interest on amounts drawn is payable at a rate of U.S. LIBOR plus 230 basis points per annum.

March 2019 Secured Term Loan. On March 25, 2019 the Company entered into a secured term loan with Credit Agricole Corporate and Investment Bank, ING Bank, a branch of ING-DIBA AG and Skandinaviska Enskilda Banken AB (Publ.) for a maximum principal amount of $107.0 million (the “March 2019 Secured Term Loan”), to re-finance four of our vessels secured within our January 2015 secured term loan facility that was due to mature from June 2020. The repayment of the loan on the four vessels was $75.6 million, leaving net proceeds of $31.4 million for general corporate purposes. The facility has a term of six years from the date of the agreement and expires in March 2025. Under this agreement, the aggregate fair market value of the collateral vessels must be no less than 130% of the aggregate outstanding borrowing under the facility. Interest on amounts drawn is payable at a rate of U.S. LIBOR plus 240 basis points per annum.

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

The loans are subject to quarterly amortization repayments beginning three months after the initial borrowing date or delivery dates of the newbuildings or delivered ships, as applicable. Any remaining outstanding principal amount must be repaid on the expiration date of the facilities.

The borrowers are also required to deliver semi-annual compliance certificates, which include valuations of the vessels securing the applicable facility from an independent ship broker. Upon delivery of the valuation, if the market value of the collateral vessels is less than 135% of the outstanding indebtedness under the January 2015 facility or 125% of the outstanding indebtedness under the other facilities, the borrowers must either provide additional collateral or repay any amount in excess of 135% or 125% of the market value of the collateral vessels, as applicable. This covenant is measured semi-annually on June 30 and December 31. As of December 31, 2018, we had an aggregate excess of $408.3 million above the levels required by these covenants, in addition to four additional vessels that are unsecured.

On June 29, 2018 the Company obtained approval to amend one of the covenants in each of its secured term loan and revolving credit facilities. The covenant, requiring the ratio of Earnings before Interest, Tax, Depreciation and Amortization (“EBITDA”) to be at least two and a half times or three times interest has been amended to a requirement of two times interest, up to and including September 30, 2020, before then reverting back to the original requirements of two and a half times or three times interest, dependent upon the facility. In addition, the definition of interest under these facilities now excludes interest due or payable relating to debt financing obtained by the Company in relation to its obligations associated with the construction of the Marine Export Terminal.

Under the terms of these amendments, dividends may not be declared or paid by the Company until on or after December 31, 2020.

Financial Covenants. The secured term loan facilities and revolving credit facilities contain financial covenants requiring the borrowers, among other things, to ensure that:

•

the borrowers have liquidity (including undrawn available lines of credit with a maturity exceeding 12 months) of no less than (i) $25.0 or $35.0 million, or (ii) 5% of Net Debt or total debt, as applicable, whichever is greater;

•

the ratio of EBITDA to Interest Expense (each as defined in the applicable secured term loan facility and revolving credit facility or as amended), on a trailing four quarter basis, is no less than 2.00 to 1.00, until September 30, 2020 and no less than 2.50 to 1.00 or 3.00 to 1.00 thereafter; and

•	the borrower must maintain a minimum ratio of shareholder equity to total assets of 30%;

Restrictive Covenants. The secured facilities provide that the borrowers may not declare or pay dividends to shareholders out of operating revenues generated by the vessels securing the indebtedness until December 31, 2020 or thereafter, if an event of default has occurred or is continuing. The secured term loan facilities and revolving credit facilities also limit the borrowers from, among other things, incurring indebtedness or entering into mergers and divestitures. The secured facilities also contain general covenants that will require the borrowers to maintain adequate insurance coverage and to maintain their vessels. In addition, the secured term loan facilities include customary events of default, including those relating to a failure to pay principal or interest, a breach of covenant, representation and warranty, a cross-default to other indebtedness and non-compliance with security documents.

As of December 31, 2017, and 2018, we were in compliance with all covenants under the secured term loan facilities and revolving credit facilities, including with respect to the aggregate fair market value of our collateral vessels.

2017 Senior Unsecured Bonds

General. On February 10, 2017, we issued senior unsecured bonds in an aggregate principal amount of $100.0 million with Nordic Trustee AS as the bond trustee (the “2017 Bonds”). The net proceeds of the issuance of the 2017 Bonds, together with cash on hand, were used to redeem in full all of our outstanding 2012 Bonds. The 2017 Bond Agreement (as defined below) has the option to issue additional bonds up to maximum issue amount of a further $100.0 million, at identical terms as the original bond issue, except that additional bonds may be issued at a different price. The 2017 Bonds are governed by Norwegian law and listed on the Nordic ABM which is operated and organized by Oslo Børs ASA. Please read Note 12 (Senior Unsecured Bond) to the consolidated financial statements.

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

Our compliance with the covenants listed above is measured as of the end of each fiscal quarter. As of December 31, 2018, we were in compliance with all covenants under the 2017 Bonds.

Restrictive Covenants. The 2017 Bond Agreement provides that we may declare dividends so long as such dividends do not exceed 50% of our cumulative consolidated net profits after taxes since June 30, 2016. The 2017 Bond Agreement also limits us and our subsidiaries from, among other things, entering into mergers and divestitures, engaging in transactions with affiliates or incurring any additional liens which would have a material adverse effect. In addition, the 2017 Bond Agreement includes a put option exercisable following a change of control and customary events of default, including those relating to a failure to pay principal or interest, a breach of covenant, false representation and warranty, a cross-default to other indebtedness, the occurrence of a material adverse effect, or our insolvency or dissolution.

2018 Senior Secured Bonds

General. On November 2, 2018, we issued senior secured bonds in an aggregate principal amount of 600 million Norwegian Kroner (“NOK”) (approximately $71.7 million) with Nordic Trustee AS, as bond trustee and security agent (the “2018 Bonds”). The net proceeds will be used to partially finance our portion of the capital cost for the construction of the Marine Export Terminal. The 2018 Bonds are governed by Norwegian law and are listed on the Nordic ABM which is operated and organized by Oslo Børs ASA. Please read Note 11 (Senior Secured Bond) to the consolidated financial statements.

Security. The 2018 Bonds are secured by four of the Company’s ethylene vessels.

Interest. Interest on the 2018 Bonds is payable quarterly at a rate equal to the 3-month NIBOR plus 6.0% per annum, calculated on a 360-day year basis. We have entered into a cross-currency interest rate swap agreement whereby interest is payable at a rate equal to the 3-month LIBOR plus 6.608% throughout the life of the bond.

Maturity. The 2018 Bonds will mature in full on November 2, 2023.

Optional Redemption. We may redeem the 2018 Bonds, in whole or in part, at any time beginning on or after November 2, 2021. Any 2018 Bonds redeemed from November 2, 2021 until November 1, 2022, are redeemable at 102.4% of par, from November 2, 2022 until May 1, 2023, are redeemable at 101.5% of par, and from May 2, 2023 to the maturity date are redeemable at 100% of par, in each case, in cash plus accrued interest.

Additionally, upon the occurrence of a “Change of Control Event” (as defined in the bond agreement governing the 2018 Bonds (the “2018 Bond Agreement”)), the holders of 2018 Bonds have an option to require us to repay such holders’ outstanding principal amount of 2018 Bonds at 101% of par, plus accrued interest.

Financial Covenants. The 2018 Bond Agreement contains financial covenants requiring us, among other things, to ensure that:

•	we and our subsidiaries maintain a minimum liquidity of no less than $25.0 million; and

•	we and our subsidiaries maintain an Equity Ratio of at least 30%.

As of December 31, 2018, we were in compliance with all covenants under the 2018 Bonds.

Restrictive Covenants. The 2018 Bond Agreement provides that we may declare dividends so long as such dividends do not exceed 50% of our cumulative consolidated net profits after taxes since January 1, 2020, payable at the earliest from January 1, 2021. The 2018 Bond Agreement also limits us and our subsidiaries from, among other things, entering into mergers and divestitures, engaging in transactions with affiliates or incurring any additional liens which would have a material adverse effect. In addition, the 2018 Bond Agreement includes a put option exercisable following a change of control and customary events of default, including those relating to a failure to pay principal or interest, a breach of covenant, false representation and warranty, a cross-default to other indebtedness, the occurrence of a material adverse effect, or our insolvency or dissolution.

Terminal Facility

General. On March 29, 2019, Navigator Ethylene Terminals LLC, our wholly-owned subsidiary (the Marine Terminal Borrower”), entered into a Credit Agreement (the “Terminal Facility”) with ING Capital LLC and SG Americas Securities, LLC for a maximum principal amount of $75.0 million, to be used solely for the payment of project costs relating to our Marine Export Terminal.

Term and Facility Limits; Conditions to Initial Borrowing. The Terminal Facility is comprised of an initial construction loan, followed by a term loan with a final maturity occurring on the earlier of (i) five years from completion of the Marine Export Terminal and (ii) December 31, 2025. Initial borrowing under the Terminal Facility may only occur after the Marine Terminal Borrower has made equity contributions required under the terminal facility to the Export Terminal Joint Venture, which together with available borrowings under the Terminal Facility, will fund its entire portion of the capital cost for the construction of the Marine Export Terminal. In addition, the ability of the Marine Terminal Borrower to borrow under the Terminal Facility is subject to the satisfaction of certain conditions, including the delivery to the lenders thereunder of legal opinions with respect to certain regulatory and environmental matters relating to the Marine Export Terminal. There can be no assurance that all conditions to borrowing will be satisfied.

Interest. The loan is subject to quarterly repayments of principal and interest beginning three months after the completion of the Marine Export Terminal. Interest on amounts drawn is payable at a rate of U.S. LIBOR plus 250 to 300 basis points per annum over the term of the facility, for interest periods of three or six months

Prepayments/Repayments. The Marine Terminal Borrower may voluntarily prepay indebtedness at any time, without premium or penalty, in whole or in part upon prior written notice to the facility agent, provided that any partial prepayments prior to the completion of the Marine Export Terminal are subject to confirmation by an independent engineer that, after giving effect to such prepayments, the funds committed to project costs relating to the Marine Export Terminal are sufficient to pay the estimated remaining project costs and achieve the completion of the Marine Export Terminal by December 31, 2020.

The Marine Terminal Borrower must make mandatory prepayments of indebtedness upon specified amounts of excess cash flow, the receipt of performance liquidated damages pursuant to certain material contracts related to the Marine Export Terminal, the receipt of proceeds in connection with an event of loss (as defined in the Terminal Facility), the receipt of proceeds in connection with termination payments (as defined in the Terminal Facility), the receipt of proceeds in connection with certain dispositions by the Marine Terminal Joint Venture, the incurrence of certain specified indebtedness, the inability to meet the conditions for paying a dividend for four or more consecutive quarters, dispositions of the Marine Terminal Borrower’s equity interests in the Marine Terminal Joint Venture, the receipt of indemnity payments in excess of $500,000 and certain amounts of any loans outstanding upon the conversion date.

Financial Covenants. Under the Terminal Facility, the Marine Terminal Borrower must maintain a minimum debt service coverage ratio (as defined in the Terminal Facility) for the prior four calendar fiscal quarters (or shorter period of time if data for the prior four fiscal quarters is not available) of no less than 1.10 to 1.00 from the beginning of the second full fiscal quarter of the term loan.

Restrictive Covenants. Following completion of the Marine Export Terminal, the Marine Terminal Borrower can only pay dividends if the Marine Terminal Borrower satisfies certain customary conditions to paying a dividend, including maintaining a debt service coverage ratio for the immediately preceding four consecutive fiscal quarters and the projected immediately succeeding four consecutive fiscal quarters of not less than 1.20 to 1.00 and no default or event of default has occurred or is continuing. The Terminal Facility also limits the Marine Terminal Borrower from, among other things, incurring indebtedness or entering into mergers and divestitures. The Terminal Facility also contains general covenants that will require the Marine Terminal Borrower to vote its interest in the Marine Terminal Joint Venture to cause the Marine Terminal Joint Venture to maintain adequate insurance coverage, complete the Marine Export Terminal and maintain its property (but only to the extent Navigator Ethylene Terminals LLC has the power under the organizational documents of the Marine Terminal Joint Venture to so cause such actions).

The Terminal Facility includes events of default for the failure to achieve the completion of the Marine Export Terminal by December 31, 2020, the abandonment of all or substantially all activities relating to the

Marine Export Terminal for 90 consecutive days and if certain material contracts relating to the Marine Export Terminal are terminated, as well as customary events of default including those relating to a failure to pay principal or interest, a breach of covenant, representation or warranty, a cross-default to other indebtedness and non-compliance with security documents.

Security. The loans under the Terminal Facility are secured by first priority liens on the rights to the Marine Terminal Borrower’s distributions from the Marine Terminal Joint Venture and the company’s equity interests in the Marine Terminal Borrower.

C.	Research and Development Patents and Licenses etc.

We do not undertake any significant expenditure on research and development and have no significant interests in patents or licenses.

D.	Trend Information

The demand for seaborne transportation of LPG, petrochemical gases and ammonia is expected to continue to grow, particularly ethylene and ethane, due to evolving energy and petrochemical market dynamics, as seaborne transportation is often the only, or the most cost effective way to transport liquefied gases between major exporting and importing markets. Additional natural gas liquids production in America is the predominant driver for new supply which is expected to increase demand for maritime transportation across all segments. Infrastructure projects to accommodate processing, storage and transportation are being developed in parallel with the production levels, including construction of new export terminals and expansion of existing ones.

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

Petrochemical producers and consumers are increasingly accommodating larger size parcels of propylene, butadiene, ethylene and other petrochemical liquid gases, due to increases with the geographical distance between the producing and consuming regions, thus providing economic advantage compared to transporting smaller quantities. We see European and American exports particularly motivating upsizing of cargo-sizes as the main consuming countries are located East of Suez Canal.

Charter rates and vessel values are influenced by the supply and demand for seaborne gas cargo carrying capacity and are consequently volatile. The supply of gas carrier capacity is primarily a function of the size of the existing world fleet, the number of newbuildings being delivered and the scrapping of older vessels. The world fleet of handysized liquefied gas carriers has increased steadily over the past ten years totaling 110 vessels as of December 31, 2018, with eight vessels on order. The segment has accommodated 31 new vessels during the period between 2015-2018 and we are coming off the newbuilding cycle. Demolition or scrapping is largely a function of vessel age and the state of the freight market, as all ships have finite lives, and there were four older handysize vessels recycled in 2018, the largest number since 2010.

E.	Off-Balance Sheet Arrangements

We currently do not have any off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations

The contractual obligations schedule set forth below summarizes our contractual obligations as of December 31, 2018.

	2019	2020	2021	2022	2023	Total
	(in thousands)
Marine Export Terminal capital contributions*	92,500	21,500	—	—	—	114,000
Secured term loan facilities and revolving credit facilities	70,600	128,725	60,600	302,461	113,352	675,738
2017 Bonds	—	—	100,000	—	—	100,000
2018 Bonds**	—	—	—	—	71,697	71,697
Office operating leases	1,493	1,280	1,128	109	—	4,010

Total contractual obligations	$164,593	$151,505	$161,728	$302,570	$185,049	$965,445

*

On January 8, February 19, and March 22, 2019, the Company made capital contributions of $18.0 million, $3.5 million and $10.0 million respectively, reducing the remaining contributions required for 2019 from $92.5 million to $61.0 million for our portion of the capital cost for the construction of the Marine Export Terminal.

**

The Company has entered into a cross-currency swap agreement, to swap all interest and principal payments of the 2018 Bonds into U.S. Dollars, with the interest payments at 6.608% plus 3-month U.S. LIBOR and the transfer of the principal amount fixed at $71.7 million upon maturity in exchange for NOK 600 million (see Note 18 (Derivative Instruments) to the consolidated financial statements).

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

Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with U.S. GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. For a description of our material accounting policies, please read Note 2 (Summary of Significant Accounting Policies) to the consolidated financial statements.

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

For each year presented up to the year ended December 31, 2017, we recognize revenue on a discharge-to-discharge basis in determining the percentage of completion for all voyage charters, but do not begin recognizing revenue until a charter has been agreed to by the customer and us, even if the vessel has discharged its cargo and is sailing to the anticipated load port for its next voyage. Following adoption of ASU No. 2014-09, Revenue from Contracts with Customers, our basis for revenue recognition for voyage charters and COA’s has changed in reporting periods beginning after January 1, 2018 to recognize revenue on a load to discharge basis. (See Note 2(a) (Basis of Presentation) within the consolidated financial statements)

Vessels Depreciation. The cost of our vessels (excluding the estimated initial built-in overhaul cost) less their estimated residual value is depreciated on a straight-line basis over the vessels’ estimated useful lives. We estimate the useful life of each of our vessels to be 30 years from the date the vessel was originally delivered from the shipyard. The actual life of a vessel, however, may be different, with a life less than 30 years resulting in an increase in the quarterly depreciation and potentially resulting in an impairment loss. The estimated residual value is based on the steel value of the tonnage for each vessel.

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

As of December 31, 2018, the aggregate carrying value of our 38 vessels in operation was $1,670.9 million. We determined the aggregate undiscounted cash flows of those vessels as of December 31, 2018, to be $3,346.2 million. The undiscounted future cash flows used to support vessel values were determined by applying various assumptions regarding future revenues, vessel utilization rates, operating expenses and residual values. These assumptions are based on historical trends as well as future expectations. Specifically, in estimating future charter rates, management took into consideration estimated daily TCE rates for each vessel over the estimated remaining lives of each of the vessels. Management takes into consideration rates currently in effect for existing time charters and the estimated daily TCE rates used for unfixed vessels, which were based on the trailing 10-year historical average one-year time charter rates, an average rate depending on vessel type of between approximately $626,000 and $731,000 per calendar month as of December 31, 2018. Recognizing that rates tend to be cyclical, and subject to some volatility based on factors beyond our control, management believes the use of estimates based on the 10-year historical average rates calculated as of the reporting date to be appropriate. In addition, our vessels operate in a sector that is relatively young and data beyond 10 years is limited, while rates for one and five year periods would not necessarily include the peaks and troughs of a typical shipping cycle. Estimated vessel utilization rates used are also based on the average utilization rates achieved by us on the trailing 10-year historical average. Estimated outflows for operating expenses are based on costs incurred over the past twelve months and are adjusted for assumed inflation. Estimates of a residual value are consistent with scrap rates used in management’s evaluation of scrap value.

Although management believes that the assumptions used to evaluate potential impairment are reasonable and appropriate at the time they were made, such assumptions are highly subjective and likely to change, possibly materially, in the future. A 15% reduction in the estimated vessel TCE rate used in connection with our calculations would result in a $790.4 million decrease in the aggregate undiscounted cash flows of our vessels in operation as of December 31, 2018 which would not result in an impairment. A 10% increase in estimated vessel operating expenses used in connection with our calculations would result in a $324.6 million decrease in the aggregate undiscounted cash flows of our vessels in operation as of December 31, 2018 which would not result in an impairment.

We obtain shipbroker appraisals of our vessels principally for the purposes of bank covenant compliance. These appraisals are generally performed without examination of the vessel and without an attempt to market a vessel, and no consideration is given to whether a group of vessels could be sold for higher valuation than on an individual basis. In addition, with respect to the class of vessels we own, we believe that relative to the worldwide oceangoing vessel fleet, the market for the sale of our vessels is particularly illiquid, due to the relatively limited number of vessels in the global handysize fleet and the specialized nature of these vessels, difficult to observe and, therefore, speculative, given the extremely limited secondary sales data. Given this lack of secondary sales data available for our specific vessels, these appraisals have been used by us as an approximation of our vessels’ market values. However, because these appraisals are primarily prepared for the purpose of valuing collateral and given the lack of comparable market transactions, shipbroker appraisals are predominantly prepared on a depreciated replacement cost, charter-free basis (i.e. vessel only, without the benefit of a revenue stream), which we believe significantly discounts the value of our vessels. As a result, we believe that the ultimate value that could be obtained from the sale of any one of our vessels to a willing third-party would likely, and in many cases meaningfully, exceed the vessel’s appraised value on this basis. The table below indicates the carrying value of each of our owned vessels as of December 31, 2018.

Operating Vessel	December 31, 2018 Carrying Value
(in millions)
Navigator Aries	$42.1
Navigator Atlas	45.9
Navigator Aurora	76.6
Navigator Capricorn	37.6
Navigator Centauri	42.2
Navigator Ceres	42.3
Navigator Ceto	42.3
Navigator Copernico	42.8
Navigator Eclipse	77.0
Navigator Europa	45.1
Navigator Galaxy	37.3
Navigator Gemini	42.7
Navigator Genesis	37.5
Navigator Global	37.2
Navigator Glory	35.7
Navigator Gusto	37.9
Navigator Grace	35.0
Navigator Jorf	50.8
Navigator Leo	43.1
Navigator Libra	43.4
Navigator Luga	51.5
Navigator Magellan	20.3
Navigator Mars	30.6
Navigator Neptune	31.2
Navigator Nova	78.2
Navigator Oberon	45.5
Navigator Pegasus	38.7
Navigator Phoenix	38.8
Navigator Pluto	31.4
Navigator Prominence	82.2
Navigator Saturn	31.1
Navigator Scorpio	38.5
Navigator Taurus	43.6
Navigator Triton	46.4
Navigator Umbrio	46.9

Operating Vessel	December 31, 2018 Carrying Value
(in millions)
Navigator Venus	31.0
Navigator Virgo	38.9
Navigator Yauza	51.6

We believe that the future undiscounted cash flows expected to be earned by our vessels over their operating lives exceeded the vessels’ carrying amounts as of December 31, 2018. Accordingly, no impairment charge has been recorded as of December 31, 2018 following the requirements of our U.S. GAAP impairment accounting policy. The carrying value of each of our vessels was higher than its shipbroker appraised value as of December 31, 2018. The aggregate carrying value of these vessels exceeded the aggregate shipbroker appraised values by approximately $205.3 million as of December 31, 2018.

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

We expense costs to repair minor vessel damage that occurs during the year.

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

Valuation of Derivative Instruments. Our risk management policies permit the use of derivative financial instruments to manage interest rate and foreign currency risk. Changes in the fair value of derivative instruments that are not designated as hedging instruments for accounting purposes are recognized in earnings but do not impact our cash flows.

The fair value of our derivative instruments and the changes in fair value of our derivative instruments result from our cross-currency interest rate swap agreement. The fair value of our derivative instruments is the estimated amount that we would receive to sell or transfer the agreement at the reporting date, taking into account current interest rates and the current credit worthiness of the swap counterparties. The estimated amount is the present value of estimated future cash flows, being equal to the difference between the benchmark interest rate and the rate in the cross-currency interest rate swap agreement, multiplied by the notional principal amount of the cross-currency interest rate swap agreement at each interest reset date.

The fair value of our cross-currency interest rate swap agreement at the end of each period is most significantly affected by the interest rate implied by the benchmark interest yield curve, including its relative steepness, and forward foreign exchange rates. Interest rates and foreign exchange rates have experienced significant volatility in recent years in both the short and long term. While the fair value of our cross-currency interest rate swap agreement is typically more sensitive to changes in short-term rates, significant changes in the long-term benchmark interest and foreign exchange rates also materially impact our cross-currency interest rate swap agreement.

The fair value of our cross-currency interest rate swap agreement is also affected by changes in our specific credit risk included in the discount factor. We discount our swap agreement with reference to the credit default swap spreads of similarly rated global industrial companies and by considering any underlying collateral. The process of determining credit worthiness requires significant judgment in determining which source of credit risk information most closely matches our risk profile.

The benchmark interest rate yield curve and our specific credit risk are expected to vary over the life of the cross-currency interest rate swap agreement.

The larger the notional amount of the cross-currency interest rate swap agreement outstanding and the longer the remaining duration of the cross-currency interest rate swap agreement, the larger the impact of any variability in these factors will be on the fair value of our cross-currency interest rate swap. We economically hedge the interest rate exposure on a significant amount of our long-term debt and for long durations. As such, we have experienced, and we expect to continue to experience, material variations in the period-to-period fair value of our derivative instruments.

Effect if Actual Results Differ from Assumptions. We measure the fair value of our derivative instruments utilizing the inputs and assumptions described above. If we were to terminate the agreement at the reporting date, the amount we would pay or receive to terminate the derivative instruments may differ from our estimate of fair value. If the estimated fair value differs from the actual termination amount, an adjustment to the carrying amount of the applicable derivative asset or liability would be recognized in earnings for the current period. Such adjustments could be material. See Note 18 (Derivative Instruments) to the consolidated financial statements for the effects on the change in fair value of our derivative instruments on our consolidated statements of income and statements of comprehensive income.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

Directors

Set forth below are the names, ages and positions of our directors.

Name	Age	Position
David J. Butters	78	Chairman of the Board of Directors
Dr. Harry Deans	51	Director
Dr. Heiko Fischer	51	Director
David Kenwright	71	Director
Hal Malone	44	Director
Alexander Oetker	43	Director
Florian Weidinger	37	Director

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

Dr. Harry Deans. Dr. Harry Deans has been a member of the Board since November 2018. Dr. Deans has been Chief EH&S and Operations Officer of Johnson Matthey plc London, since December 3, 2018. Dr. Deans served as the Executive Vice President and President of the nitrogen division of Nutrien Ltd. (“Nutrien”), a fertilizer producer and distributor, from January 2018 to May 2018. From August 2015 to December 2017, Dr. Deans was the Senior Vice President of Agrium Inc., a fertilizer producer and distributor, prior to its merger with Potash Corporation of Saskatchewan to form Nutrien. From August 2015 to December 2017, he served as a member of the board of directors of Canpotex Potash Export Company. From 2006 to 2014, Dr. Deans held a series of positions as the chief executive officer of multiple affiliates and directly owned subsidiaries of INEOS Group Holdings S.A., a chemical company. Dr. Deans holds a Ph.D and M.Phil. in chemistry from Strathclyde University as well as a B.Sc. in chemistry from Glasgow University.

Dr. Heiko Fischer. Dr. Heiko Fischer has been a member of the Board since December 2011. Dr. Fischer has been Chief Executive Officer and Chairman of the Executive Board of VTG Aktiengesellschaft, a German railroad freightcar lessor and logistics company traded on the Frankfurt Stock Exchange, since May 1, 2004. He was a member of the Supervisory Board of Hapag-Lloyd AG, a German container shipping company. He is the Chairman of the Advisory Board of TRANSWAGGON-Gruppe and a member of the Advisory Boards of Brueckenhaus Grundstueckgesellschaft m.b.h. and Kommanditgesellschaft Brueckenhaus Grundstuecksgesellschaft m.b.H. & Co. as well as a member of the Administrative Boards of TRANSWAGGON AG, Waggon Holding AG, AAE Holding AG, AAE Capital AG and VTG Cargo AG. Dr. Fischer graduated from the University at Albany (SUNY) with an MBA in 1992, and from Julius-Maximilian University in Wuerzburg, Germany with a PhD in Economic Sciences in 1996.

David Kenwright. David Kenwright has been a member of the Board since March 2007. Mr. Kenwright is a managing director of Achater Offshore Ltd., the Aberdeen Business Centre, and Chairman of the U.K. Emergency Response and Rescue Vessel Association Ltd., is also a non-executive director of Oxford Electromagnetic Systems Limited and was previously a managing director of Gulf Offshore N.S. Ltd. for seven years. Mr. Kenwright is a Chartered Engineer and a Fellow of the Institute of Marine Engineering, Science and Technology.

Hal Malone. Harold L. (Hal) Malone has been a member of the Board since July 2017. Mr. Malone is the Head of Transportation at Invesco Private Capital, Inc., a private investing division of Invesco Ltd. Mr. Malone is currently a director of Nautical Bulk Holdings Ltd, a dry bulk shipping company. Prior to Invesco, Mr. Malone served as the chief strategic officer of the Navig8 Group, a fully integrated provider of shipping management services. Before joining Navig8, Mr. Malone spent over 18 years in investment banking, most recently as a managing director in the maritime group at Jefferies LLC. Mr. Malone earned a B.S. in economics from the Wharton School of Business at the University of Pennsylvania.

Alexander Oetker. Alexander Oetker has been a member of the Board since September 2006. Mr. Oetker is a Shareholder of the Oetker Group with interests in food, beer, hotels, banking and chemical companies. In addition, Mr. Oetker is the Founder and Chief Executive Officer of A. O. Schifffahrt GmbH, a bulk shipping company based in Hamburg, Germany. Before founding A. O. Schifffahrt in 2003, Mr. Oetker was employed as chartering manager of Hamburg Sued and by Hutchison Port Holdings in Hong Kong.

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

The WLR Group has the right to designate two individuals to be nominated to our Board. Mr. Malone and Dr. Fischer are the designees of the WLR Group. See “Item 7—Major Shareholders and Related Party Transactions—Related Party Transactions—Investor Rights Agreement.”

Executive Officers

The following table provides information about our executive officers. NGT Services (UK) Limited, our wholly-owned subsidiary and commercial manager, provides us with certain of our officers, including our chief financial officer and our chief commercial officer. All references in this annual report to “our officers” refer to our president and chief executive officer and those officers of NGT Services (UK) Limited who perform executive officer functions for our benefit.

Name	Age	Position
David J. Butters	78	President and Chief Executive Officer
Niall Nolan	55	Chief Financial Officer
Oeyvind Lindeman	39	Chief Commercial Officer
Paul Flaherty	54	Director of Fleet & Technical Operations
Demetris Makaritis	35	Director of Commercial Operations

David J. Butters. David J. Butters was appointed president and chief executive officer of Navigator Holdings Ltd. in September 2008.

Niall Nolan. Niall Nolan was appointed Chief Financial Officer of NGT Services (UK) Limited in August 2006. Mr. Nolan was appointed to the Members’ Representative Committee of Britannia Steam Ship Insurance Association Limited in November 2017 and became a member on its board in May 2018. Prior to his appointment as Chief Financial Officer, Mr. Nolan worked for Navigator Holdings Ltd. as representative of the creditors committee during Navigator Holdings’ bankruptcy proceedings. Prior to that, Mr. Nolan was group finance director of Simon Group PLC, a U.K. public company. Mr. Nolan is a fellow of the Association of Chartered Certified Accountants.

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

Compensation of Management

Our officers receive compensation for the services they provide to us. Four of our five officers (Messrs. Nolan, Lindeman, Flaherty, and Makaritis) are remunerated in pounds sterling, while Mr. Butters is remunerated in U.S. dollars. For purposes of this annual report, all forms of compensation paid to our officers have been converted to U.S. dollars. For the year ended December 31, 2018, the aggregate cash compensation paid to all officers as a group was approximately $3,408,297. The cash compensation for each officer is comprised of base salary and bonus. Our officers are eligible to receive a discretionary annual cash bonus based on certain performance criteria determined by the compensation committee of our Board, or the “Compensation Committee,” and approved by our Board. Regardless of performance, the annual cash bonuses are paid at the sole discretion of the Compensation Committee, subject to approval by our Board.

For the year ended December 31, 2018, we granted a total of 86,094 shares of restricted stock to officers of the company under the Navigator Holdings Ltd. 2013 Long-Term Incentive Plan, or the “LTIP” (as described in further detail below under “—2013 Long-Term Incentive Plan”), which such awards vest and become free of restrictions on the third anniversary of the grant date.

Messrs. Nolan, Lindeman, Flaherty and Makaritis are eligible to participate in certain welfare benefit programs we offer, including life insurance, permanent health insurance, and private medical insurance. For the year ended December 31, 2018, the aggregate cost of the benefits described in the preceding sentence provided to each of Messrs. Nolan, Lindeman, Flaherty and Makaritis was approximately $20,208. While Mr. Butters is not eligible to participate in the same welfare benefit programs as our other officers, he is entitled to reimbursement by us for the Medicare portion of the FICA tax withheld from his compensation. For the year ended December 31, 2018, we paid Mr. Butters an amount of $44,890 towards his Medicare costs. Messrs. Nolan, Lindeman, Flaherty and Makaritis are also eligible to participate in a defined contribution personal pension plan, described below under “—Benefit Plans and Programs.”

Compensation of Directors

Officers who also serve as members of our Board do not receive additional compensation for their services as directors. Each non-employee director who serves as a member of our Board receives an annual fee of $120,000, of which $60,000 is paid in cash and $60,000 in shares of restricted stock granted under the LTIP which vest on the first anniversary of the grant date. In addition, the Audit Committee chair and Compensation Committee chair each receive an additional amount of $5,000 per annum while members of each committee receive a meeting fee of $1,500 for each committee meeting attended.

For the year ended December 31, 2018, we granted a total of 34,898 shares of restricted stock pursuant to awards under the LTIP to non-employee directors of the company as part of their compensation, which such awards vest and become free of restrictions on the first anniversary of the grant date.

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

As described above under “—Compensation of Management” and “—Compensation of Directors,” during the year ended December 31, 2018, we granted a total of (i) 22,366 shares of restricted stock under the LTIP to our officers and (ii) 34,898 shares of restricted stock under the LTIP to our non-employee directors. The restricted stock awards granted to our officers vest and become free of restrictions on the third anniversary of the date of grant while the restricted stock awards granted to our non-employee directors vest and become free of restrictions on the first anniversary of the date of grant.

Benefit Plans and Programs

We sponsor a money purchase defined contribution plan, which we refer to as a personal pension plan, for all employees located in the U.K., including Messrs. Nolan, Lindeman, Flaherty and Makaritis. Each employee is eligible to contribute up to 100% of his annual salary to their personal pension plan and we will match any such contribution up to 10% of the employee’s annual salary. For the year ended December 31, 2018, we paid an aggregate of approximately $50,033 in matching contributions to the personal pension plan for Messrs. Nolan, Lindeman, Flaherty and Makaritis.

C.	Board Practices

While we are not subject to a number of the NYSE’s corporate governance standards as a foreign private issuer, we intend to comply voluntarily with a number of those rules. For example, we have a board of directors that is comprised of a majority of independent directors.

Committees of the Board of Directors

We have an audit committee, a compensation committee and a nomination committee comprised entirely of independent directors. In addition, our board of directors may, from time to time, designate one or more additional committees, which shall have the duties and powers granted to it by our board of directors.

Audit Committee

Our audit committee consists of Messrs. Weidinger, Kenwright and Oetker, with Mr. Weidinger as chair. Our board of directors has determined that Messrs. Weidinger, Kenwright and Oetker satisfy the independence standards established by the NYSE and that each qualifies as an “audit committee financial expert,” as such term is defined in Regulation S-K promulgated by the SEC. The audit committee is responsible for, among other things, the hiring or termination of independent auditors; approving any non-audit work performed by such auditor; and assisting the board in monitoring the integrity of our financial statements, the independent auditor’s qualifications and independence, the performance of the independent auditor and our compliance with legal and regulatory requirements.

Compensation Committee

Our compensation committee consists of Messrs. Kenwright, Fischer, Oetker and Weidinger, with Mr. Kenwright as chair. The compensation committee is responsible for, among other things, developing and recommending to the board of directors compensation for board members; and overseeing compliance with any applicable compensation reporting requirements of the SEC and the NYSE.

Nominations Committee

Our nominations committee consists of Messrs. Kenwright, Deans and Malone, with Mr. Kenwright as chair. The nominations committee is responsible for, among other things, the selection and recommendation to the board of prospective directors and committee member candidates.

D.	Employees

We had 76 employees as of December 31, 2018 compared to 60 employees as of December 31, 2017 and 46 as of December 31, 2016. We consider our employee relations to be good. Our crewing and technical managers provide crews for our vessels under separate crew management agreements.

E.	Share Ownership

See “Item 7—Major Shareholders and Related Party Transactions—Major Shareholders.”

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our common stock as of April 1, 2019:

•	each person known by us to be a beneficial owner of more than 5.0% of our common stock;

•	each of our directors;

•	each of our named executive officers; and

•	all directors and executive officers as a group.

The data set forth below is based on information filed with the SEC and information provided to us prior to April 1, 2019. Except as otherwise indicated, the person or entities listed below have sole voting and investment power with respect to all of our shares of common stock beneficially owned by them, subject to community property laws where applicable.

	Common Stock Beneficially Owned
Name of Beneficial Owner	Shares(1)	Percent
WLR Group(2)	21,863,874	39.3%
David J. Butters(3)	2,100,666	3.8%
Dr. Harry Deans	5,000	*
Dr. Heiko Fischer(4)	53,346	*
David Kenwright	34,746	*
Hal Malone(5)	4,983	*
Alexander Oetker	4,983	*
Florian Weidinger	31,246	*
Paul Flaherty	12,277	*
Oeyvind Lindeman	11,379	*
Demetris Makaritis	6,876	*
Niall Nolan	117,839	*
All executive officers and directors as a group (11 persons)	2,383,341	4.3%

*	Less than 1%.
(1)

Unless otherwise indicated, all shares of common stock are owned directly by the named holder and such holder has sole power to vote and dispose of such shares. Unless otherwise noted, the address for each beneficial owner named above is: 650 Madison Avenue, 25th Floor, New York, New York 10022.

(2)

Represents 13,058,516 shares of common stock held directly by WLR Recovery Fund IV DSS AIV, L.P., 4,422,528 shares of common stock held directly by WLR Recovery Fund V DSS AIV, L.P., 4,288,484 shares of common stock held directly by WLR Select Co-Investment, L.P., 52,727 shares of common stock held directly by WLR IV Parallel ESC, L.P. and 41,619 shares of common stock held directly by WLR V Parallel ESC, L.P. (collectively, the “WLR Investors”). Invesco Private Capital, Inc. is the managing member of Invesco WLR IV Associates LLC, which in turn is the general partner of WLR IV Parallel ESC, L.P. Invesco Private Capital, Inc. is also the managing member of Invesco WLR V Associates LLC, which in turn is the general partner of WLR V Parallel ESC, L.P. WLR Select Associates DSS GP, Ltd. is the general partner of WLR Select Associates DSS, L.P. WL Ross & Co. LLC, is the managing member of WLR Select Associates LLC, which in turn is the general partner of WLR Select Co-Investment, L.P. WLR Recovery Associates IV DSS AIV GP, Ltd. is the general partner of WLR Recovery Associates IV DSS AIV, L.P., which in turn is the general partner of WLR Recovery Fund IV DSS AIV, L.P. WLR Recovery Associates V DSS AIV GP, Ltd. is the general partner of WLR Recovery Associates V DSS AIV, L.P., which in turn is the general partner of WLR Recovery Fund V DSS AIV, L.P. The address of each of the entities and persons identified in this note is c/o WL Ross & Co. LLC, 1166 Avenue of the Americas, New York, NY 10036.
(3)	Includes 150,000 shares of common stock that are owned by the spouse of Mr. Butters, for which he disclaims beneficial ownership.
(4)	Represents shares of common stock held directly by Dr. Fischer. Dr. Fischer is a Board designee of WLR. Dr. Fischer disclaims beneficial ownership over the shares held or controlled by the WLR Group.
(5)	Represents shares of common stock held directly by Mr. Malone. Mr. Malone is a Board designee of WLR. Mr. Malone disclaims beneficial ownership over the shares held or controlled by the WLR Group.

B.	Related Party Transactions

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

On February 15, 2013, we entered into a certain investment agreement with, among others, the WLR Group and David J. Butters. Under the investment agreement, we agreed to issue and sell up to 7,500,000 shares of common stock in the aggregate at $10.00 per share (on a post-split basis). Pursuant to the investment agreement, on February 25, 2013, the WLR Group, Mr. Butters and an unrelated third-party purchased 6,499,998, 500,001 and 500,001 shares of our common stock, respectively (on a post-split basis).

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

A.	Consolidated Statements and Other Financial Information

Please see Item “18—Financial Statements” below for additional information required to be disclosed under this item.

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

Our common stock is traded on the New York Stock Exchange “NYSE” under the symbol “NVGS”.

B.	Plan of distribution

Not applicable.

C.	Markets

Our common stock started trading on the NYSE on November 21, 2013.

Item 10.	Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

The information required to be disclosed under this item is incorporated by reference to our Registration Statement on Form 8-A filed with the SEC on November 15, 2013.

C.	Material Contracts

The following is a summary of each material contract, other than material contracts entered into in the ordinary course of business, to which we or any of our subsidiaries is a party, for the two years immediately preceding the date of this annual report, each of which is included in the list of exhibits in “Item 19—Exhibits”:

(1)

Investor Rights Agreement, dated November 5, 2013, among Navigator Holdings Ltd., WL Ross & Co. LLC and certain of its affiliates named therein. See “Item 7—Major Shareholders and Related Party Transactions—Related Party Transactions—Investor Rights Agreement”.

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

(3)

$270 million Secured term loan facility by and among Navigator Gas L.L.C., Navigator Holdings Ltd., Nordea Bank Finland Plc, Skandinaviska Enskilda Banken AB, DVB Bank Se Nordic Branch, ABN Amro Bank N.V. and HSH Nordbank AG, as mandated lead arrangers, dated as of February 12, 2013. See Item 5 “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Secured Term Loan Facilities—Term and Facility Limits—February 2013 Secured Term Loan Facility.”

(4)

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

(5)

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

(6)

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

(7)	$290.0 million Facility Agreement, by and among Navigator Gas L.L.C., Nordea Bank AB, ABN Amro Bank N.V., Danmarks Skibskredit A/S, National Australia Bank Limited, ING Bank N.V. and

Credit Agricole Corporate and Investment Bank as the arrangers and Nordea Bank AB and ABN Amro Bank N.V as agent and a group of financial institutions as lenders, dated as of December 21, 2015. See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Secured Term Loan Facilities and Revolving Credit Facilities and Facility Limits—December 2015 Revolving Credit Facility.”

(8)

Bond Agreement between Navigator Holdings Ltd. and Nordic Trustee AS on behalf of the Bondholders in the bond issue of 7.75% Navigator Holdings Ltd. Senior Unsecured Callable Bonds dated February 10, 2017. See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Secured Term Loan Facilities and Revolving Credit Facilities and Facility Limits—2017 Senior Unsecured Bonds.”

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

(11)

Bond Terms between Navigator Holdings Ltd., as issuer, and Nordic Trustee AS, as bond trustee and security agent, in the bond issue of NIBOR+6.0% Navigator Holdings Ltd. Senior Secured Callable NOK Bonds dated November 1, 2018. See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Secured Term Loan Facilities and Revolving Credit Facilities and Facility Limits—2018 Senior Secured Bonds.”

(12)

$107.0 million Secured Facility Agreement, dated March 25, 2019, by and among Navigator Atlas L.L.C., Navigator Europa L.L.C., Navigator Oberon L.L.C. and Navigator Triton L.L.C. as borrowers, Navigator Gas L.L.C. and Navigator Holdings Ltd. as guarantors, Credit Agricole Corporate and Investment Bank, ING Bank, a branch of ING - DIBA AG and Skandinaviska Enskilda Banken AB (Publ), as arrangers and Credit Agricole Corporate and Investment Bank, as agent.

(13)	$75.0 million Credit Agreement dated March 29, 2019, between Navigator Ethylene Terminals L.L.C. as borrower, and ING Capital L.L.C. and SG Americas Securities L.L.C. as arrangers.

D.	Exchange Controls

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

Income earned or treated as earned (for U.S. federal income tax purposes) by us in connection with the performance of services should not constitute passive income for PFIC purposes. By contrast, rental income generally would constitute passive income unless we were treated as deriving our rental income in the active conduct of a trade or business under the applicable rules.

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

Moreover, there are legal uncertainties involved in determining whether the income derived from our time-chartering activities constitutes rental income or income derived from the performance of services. In Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009), the Fifth Circuit held that income derived from certain time-chartering activities should be treated as rental income rather than services income for purposes of a provision of the Code relating to foreign sales corporations. In that case, the Fifth Circuit did not address the definition of passive income or the PFIC rules; however, the reasoning of the case could have implications as to how the income from a time charter would be classified under such rules. If the reasoning of the case were extended to the PFIC context, the gross income we derive from our time-chartering activities may be treated as rental income, and we would likely be treated as a PFIC. In published guidance, the IRS stated that it disagreed with the holding in Tidewater and specified that time charters similar to those at issue in this case should be treated as service contracts.

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

Documents concerning us that are referred to herein may be inspected at our principal executive offices at 10 Bressenden Place, London, SW1E 5DH, United Kingdom, and may also be obtained from our website on the

Internet at www.navigatorgas.com. Those documents electronically filed via the SEC’s Electronic Data Gathering, Analysis, and Retrieval (or EDGAR) system may be obtained from the SEC’s website on the Internet at www.sec.gov.

I.	Subsidiary Information

Not applicable.

Item 11.	Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk from changes in interest rates and foreign currency fluctuations, as well as inflation. We use interest rate swaps to manage interest rate risks but will not use these financial instruments for trading or speculative purposes.

Interest Rate Risk

Historically, we have been subject to limited market risks relating to changes in interest rates because we did not have significant amounts of floating rate debt outstanding. Navigator Gas L.L.C., our wholly-owned subsidiary, and certain of our vessel-owning subsidiaries are parties to secured term loan and revolving credit facilities that bear interest at an interest rate of US LIBOR plus 210 to 270 basis points. A variation in LIBOR of 100 basis points would result in a variation of $6.8 million in annual interest paid on our indebtedness outstanding as of December 31, 2018, under the secured term loan and revolving credit facilities.

We invest our surplus funds with reputable financial institutions, with original maturities of no more than six months, in order to provide the Company with flexibility to meet all requirements for working capital and for capital investments.

On November 2, 2018, we issued senior secured bonds in an aggregate amount of NOK 600 million. We have entered into a cross currency interest rate swap to mitigate the risk of certain interest rate movements during the five-year tenor of these bonds which mature on November 2, 2023. Please read Note 11 (Senior Secured Bonds) and Note 18 (Derivative Instruments) to the consolidated financial statements.

Foreign Currency Exchange Rate Risk

Our primary economic environment is the international shipping market. This market utilizes the U.S. Dollar as its functional currency. Consequently, virtually all of our revenues are in U.S. Dollars. Our expenses, however, are in the currency invoiced by each supplier, and we remit funds in the various currencies invoiced. We incur some vessel operating expenses and general and administrative costs in foreign currencies. During the fiscal years ended December 31, 2017 and 2018, approximately $16.9 million, or 13.4%, and $18.3 million, or 17.3%, respectively, of vessel operating costs and general and administrative costs were denominated in non-U.S. Dollar currency, principally the British Pound Sterling and the Euro. A hypothetical 10% decrease in the value of the U.S. Dollar relative to the values of the British Pound Sterling; the Euro and the Polish Zloty realized during the year ended December 31, 2017, would have increased our vessel operating costs during the fiscal year ended December 31, 2018, by approximately $0.4 million, and our general and administrative costs by $1.3 million.

On November 2, 2018, we issued senior secured bonds in an aggregate amount of NOK 600 million. Please read “2018 Senior Secured Bonds”. We have entered into a cross currency interest rate swap to mitigate the risk of currency movements for both interest payments during the five-year tenor of these bonds and for principal repayments at maturity in November 2023. Please read Note 18 (Derivative Instruments) to the consolidated financial statements.

Inflation

Certain of our operating expenses, including crewing, insurance and drydocking costs, are subject to fluctuations as a result of market forces. Increases in bunker costs could have a material effect on our future operations if the number and duration of our voyage charters or COA’s increases. In the case of the 38 vessels owned as of December 31, 2018, 23 were employed on time charter and as such it is the charterers who pay for the fuel on those vessels. If our vessels are employed under voyage charters or COA’s, freight rates are generally sensitive to the price of fuel. However, a sharp rise in bunker prices may have a temporary negative effect on our results since freight rates generally adjust only after prices settle at a higher level.

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

Disclosure Controls and Procedures

Our Principal Executive Officer and our Principal Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) as of December 31, 2018, have concluded that, as of such date, our disclosure controls and procedures were effective.

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

Management has performed an assessment of the effectiveness of the Company’s internal controls over financial reporting as of December 31, 2018 based on the provisions of Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based upon that evaluation, our management, with the participation of our principal executive officer and principal financial officer, concluded that our internal controls over financial reporting are effective as of December 31, 2018.

The Company’s internal control over financial reporting, as of December 31, 2018, has been audited by KPMG LLP (“KPMG”), an independent registered public accounting firm, who also audited the Company’s consolidated financial statements for that year. Their audit report on the effectiveness of internal control over financial reporting is presented in “Item 18 Financial Statements”.

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

We have adopted a Code of Business Conduct and Ethics that applies to all entities controlled by the Company and its employees, directors, officers and agents of the Company. We will provide any person, free of charge, a copy of our Code of Business Conduct and Ethics upon written request to our registered office.

Item 16C.	Principal Accountant Fees and Services

Our principal accountant for 2017 and 2018 was KPMG.

Audit Fees

Audit fees incurred include $451,672 in 2018 and $428,767 in 2017 relating to aggregate fees billed for professional services rendered by the principal accountant for the audit of the Company’s annual financial statements and quarterly reviews.

Audit-Related Fees

There were no audit related fees incurred in 2017 and 2018.

Tax Fees

Tax fees incurred include $41,767 in 2018 and $25,099 in 2017 relating to general compliance services provided by the principal accountant in connection with our tax.

All Other Fees

There were no fees incurred by the Company for KPMG’s services relating to other fees in 2017 and 2018.

The audit committee has the authority to pre-approve permissible audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees. Engagements for proposed services either may be separately pre-approved by the audit committee or entered into pursuant to detailed pre-approval policies and procedures established by the audit committee, as long as the audit committee is informed on a timely basis of any engagement entered into on that basis. The audit committee separately pre-approved all engagements and fees paid to our principal accountant for all periods in 2017 and 2018.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F.	Change in Registrant’s Certifying Accountant

On December 6, 2018, the Audit Committee of Navigator Holdings Ltd. approved engaging Ernst & Young LLP as its independent registered public accounting firm for the fiscal year ending December 31, 2019, and will dismiss KPMG LLP, which is currently serving as the Company’s independent auditors, upon completion of their audit of the Company’s consolidated financial statements as of and for the year ended December 31, 2018 and the effectiveness of internal control over financial reporting as of December 31, 2018, and the issuance of their reports thereon.

During the two fiscal years ended December 31, 2017 and December 31, 2018, and the subsequent period through April 1, 2019, there were: (1) no disagreements with KPMG LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to their satisfaction would have caused them to make reference in connection with their opinion to the subject matter of the disagreement, and (2) no reportable events as defined under Item 16F(a)(1)(v).

The audit reports of KPMG on the consolidated financial statements of Navigator Holdings Ltd. and subsidiaries as of and for the years ended December 31, 2018 and 2017, did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles, except as follows:

KPMG LLP’s report on the consolidated financial statements of Navigator Holdings Ltd. and subsidiaries as of and for the year ended December 31, 2018 contained a separate paragraph stating that “As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for revenue from contracts with customers in 2018 due to the adoption of ASC Topic 606 – Revenue From Contracts With Customers.”

The Company has requested that KPMG LLP furnish it with a letter addressed to the SEC stating whether or not it agrees with the above statements. A copy of such letter, dated April 1, 2019, is filed as Exhibit 15.2 to this annual report.

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

Nominating/Corporate Governance Committee

The NYSE requires that a listed U.S. company have a nominating/corporate governance committee composed entirely of independent directors and a committee charter specifying the purpose, duties and evaluation procedures of the committee. While we are not required under Marshall Islands law and our bylaws to have a nominating/corporate governance committee, we have a nominations committee. However, we do not make our nominations committee charter on our website, as is required under the NYSE standards applicable to listed U.S. companies, nor do we have a corporate governance committee.

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

See “Item 18-Financial Statements.”.

Item 18.	Financial Statements

The following financial statements listed below and set forth on pages F-4 through F-24, together with the related report of KPMG LLP, Independent Registered Public Accounting Firm thereon, are filed as part of this annual report:

Item 19.	Exhibits

The following exhibits are filed as part of this annual report:

Exhibit Number	Description
1.1	Amended and Restated Articles of Incorporation of Navigator Holdings Ltd. (incorporated by reference to Exhibit 3.1 to the registrant’s Registration Statement on Form F-1 (File No. 333-191784), filed on November 6, 2013).

1.2	Second Amended and Restated Bylaws of Navigator Holdings Ltd. (incorporated by reference to Exhibit 3.2 to the registrant’s Registration Statement on Form F-1 (File No. 333-191784), filed on November 4, 2013).

2.1	Investment Agreement, dated November 10, 2011, among Navigator Holdings Ltd., WL Ross & Co. LLC and certain of its affiliates named therein (incorporated by reference to Exhibit 4.1 to the registrant’s Registration Statement on Form F-1 (File No. 333-191784), filed on November 4, 2013).

2.2	Investment Agreement, dated February 15, 2013, among Navigator Holdings Ltd., WL Ross & Co. LLC and certain of its affiliates and unrelated third-party investors named therein (incorporated by reference to Exhibit 4.2 to the registrant’s Registration Statement on Form F-1 (File No. 333-191784), filed on November 4, 2013).

2.3	Investor Rights Agreement, dated November 5, 2013, among Navigator Holdings Ltd., WL Ross & Co. LLC and certain of its affiliates named therein (incorporated by reference to Exhibit 4.3 to the registrant’s Registration Statement on Form F-1 (File No. 333-191784), filed on November 6, 2013).

2.5	Form of Common Stock Certificate (incorporated by reference to Exhibit 4.5 to the registrant’s Registration Statement on Form F-1 (File No. 333-191784), filed on November 15, 2013).

4.1	Navigator Holdings Ltd. 2013 Long-Term Incentive Plan, effective as of October 22, 2013 (incorporated by reference to Exhibit 10.1 to the registrant’s Registration Statement on Form F-1 (File No. 333-191784), filed on November 6, 2013).

4.2	Navigator Holdings Ltd. 2008 Restricted Stock Plan, effective as of September 16, 2008 (incorporated by reference to Exhibit 10.3 to the registrant’s Registration Statement on Form F-1 (File No. 333-191784), filed on October 17, 2013).

Exhibit Number	Description

4.5	$270.0 million Secured term loan facility by and among Navigator Gas L.L.C., Navigator Holdings Ltd., Nordea Bank Finland Plc, Skandinaviska Enskilda Banken AB, DVB Bank Se Nordic Branch, ABN Amro Bank N.V. and HSH Nordbank AG, as mandated lead arrangers, dated as of February 12, 2013 (incorporated by reference to Exhibit 10.5 to the registrant’s Registration Statement on Form F-1 (File No. 333-191784), filed on October 17, 2013).

4.6	$278.1 million Secured Facility Agreement, dated January 27, 2015, by and among Navigator Atlas L.L.C., Navigator Europa L.L.C., Navigator Oberon L.L.C., Navigator Triton L.L.C., Navigator Umbrio L.L.C., Navigator Centauri L.L.C., Navigator Ceres L.L.C., Navigator Ceto L.L.C. and Navigator Copernico L.L.C., as borrowers, Navigator Holdings Ltd., Navigator Gas L.L.C and Credit Agricole Corporate and Investment Bank, HSH Nordbank AG and NIBC Bank N.V., as arrangers and Credit Agricole Corporate and Investment Bank, as agent, and the lenders party thereto (incorporated by reference to Exhibit 10.1 to the registrant’s Report on Form 6-K (File No. 001-36202), filed on February 4, 2015).

4.7	$290.0 million Secured Facility Agreement, dated December 21, 2015, by and among Navigator Gas L.L.C., as borrower, Nordea Bank AB, ABN Amro Bank N.V., Danmarks Skibskredit A/S, National Australia Bank Limited, ING Bank N.V. and Credit Agricole Corporate and Investment Bank as arrangers and Nordea Bank AB and ABN Amro Bank N.V as agent, and the lenders party thereto (incorporated by reference to Exhibit 10.1 to the registrant’s Report on Form 6-K (File No. 001-36202), filed on December 23, 2015).

4.8	$220.0 million Secured Facility Agreement, dated October 28, 2016, by and among Navigator Gas L.L.C. as borrower, Navigator Holdings Ltd., as guarantor, and the lenders named therein (incorporated by reference to Exhibit 10.1 to the registrant’s Report on Form 6-K (File No. 001-36202), filed on October 31, 2016).

4.9	Joint Venture Agreement, dated August 4, 2010, among PT Persona Sentra Utama, PT Mahameru Kencana Abadi, Navigator Gas Invest Limited and PT Navigator Khatulistiwa (incorporated by reference to Exhibit 10.8 to the registrant’s Registration Statement on Form F-1 (File No. 333-191784), filed on November 4, 2013).

4.10	Supplemental Deed, dated February 13, 2014, among PT Navigator Khatulistiwa, PT Persona Sentra Utama, PT Mahameru Kencana Abadi, Navigator Gas Invest Limited, Falcon Funding Ptd. Ltd. and Navigator Gas L.L.C. (incorporated by reference to Exhibit 4.9 to the registrant’s Annual Report on Form 20-F (File No. 001-36202), filed on March 17, 2014).

4.11	Supplemental Agreement, dated June 30, 2014, relating to the $270.0 Secured term loan facility by and among Navigator Gas L.L.C., Navigator Holdings Ltd., Nordea Bank Finland Plc, Skandinaviska Enskilda Banken AB, DVB Bank Se Nordic Branch, ABN Amro Bank N.V. and HSH Nordbank AG, as mandated lead arrangers, dated as of February 12, 2013 (incorporated by reference to Exhibit 10.1 to the registrant’s Report on Form 6-K (File No. 001-36202), filed on July 9, 2014).

4.12	Bond agreement between Navigator Holdings Ltd. and Nordic Trustee AS on behalf of the Bondholders in the bond issue of 7.75% Navigator Holdings Ltd. Senior Unsecured Callable Bonds dated February 10, 2017 (incorporated by reference to Exhibit 4.13 to the registrant’s Annual Report on Form 20-F (File No. 001-36202), filed on March 5, 2018).

4.13	Bond Terms between Navigator Holdings Ltd., as issuer, and Nordic Trustee AS, as bond trustee and security agent, in the bond issue of NIBOR+6.0% Navigator Holdings Ltd. Senior Secured Callable NOK Bonds dated November 1, 2018 (incorporated by reference to Exhibit 4.1 to the registrant’s Report on Form 6-K (File No. 001-36202), filed on November 13, 2018).

Exhibit Number	Description

4.14*	$107.0 million Secured Facility Agreement, dated March 25, 2019, by and among Navigator Atlas L.L.C., Navigator Europa L.L.C., Navigator Oberon L.L.C. and Navigator Triton L.L.C. as borrowers, Navigator Gas L.L.C. and Navigator Holdings Ltd. as guarantors, Credit Agricole Corporate and Investment Bank, ING Bank, a branch of ING - DIBA AG, and Skandinaviska Enskilda Banken AB (Publ), as arrangers and Credit Agricole Corporate and Investment Bank, as agent.

4.15*	$75.0 million Credit Agreement dated March 29, 2019, between Navigator Ethylene Terminals L.L.C. as borrower, and ING Capital L.L.C. and SG Americas Securities L.L.C. as arrangers.

8.1*	List of Subsidiaries of Navigator Holdings Ltd.

12.1*	Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer.

12.2*	Rule 13a-14(a)/15d-14(a) Certification of Principal Financial Officer.

13.1*	Certification under Section 906 of the Sarbanes-Oxley Act of 2002 of the Principal Executive Officer.

13.2*	Certification under Section 906 of the Sarbanes-Oxley Act of 2002 of the Principal Financial Officer.

15.1*	Consent of Independent Registered Public Accounting Firm, KPMG LLP

15.2*	Notification of auditor change on issuance of auditor’s report

101. INS*	XBRL Instance Document

101. SCH*	XBRL Taxonomy Extension Schema

101. CAL*	XBRL Taxonomy Extension Schema Calculation Linkbase

101. DEF*	XBRL Taxonomy Extension Schema Definition Linkbase

101. LAB*	XBRL Taxonomy Extension Schema Label Linkbase

101. PRE*	XBRL Taxonomy Extension Schema Presentation Linkbase

*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

NAVIGATOR HOLDINGS LTD.

Date: April 1, 2019	By:	/s/ Niall Nolan
	Name:	Niall Nolan
	Title:	Chief Financial Officer (Principal Financial Officer)

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

Navigator Holdings Ltd.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Navigator Holdings Ltd. and subsidiaries (the Company) as of December 31, 2018 and 2017, the related consolidated statements of income, comprehensive income, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2018, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2018, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 1, 2019 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Change in Accounting Principle

As discussed in Note 2 to the consolidated financial statements, the Company has changed its method of accounting for revenue from contracts with customers in 2018 due to the adoption of ASC Topic 606 – Revenue From Contracts With Customers.

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

/s/ KPMG LLP

We have served as the Company’s auditor since 2012.

London, United Kingdom

April 1, 2019

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

Navigator Holdings Ltd.:

Opinion on Internal Control Over Financial Reporting

We have audited Navigator Holdings Ltd. and subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2018 and 2017, the related consolidated statements of income, comprehensive income, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2018, and the related notes (collectively, the consolidated financial statements), and our report dated April 1, 2019 expressed an unqualified opinion on those consolidated financial statements.

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

/s/ KPMG LLP

London, United Kingdom

April 1, 2019

Navigator Holdings Ltd.

Consolidated Balance Sheets

	December 31, 2017	December 31, 2018
	(in thousands, except share data)
Assets
Current assets
Cash and cash equivalents	$62,109	$71,515
Accounts receivable, net	14,889	17,033
Accrued income	15,791	4,731
Prepaid expenses and other current assets	11,340	16,057
Bunkers and lubricant oils	8,008	8,789

Total current assets	112,137	118,125
Non-current assets
Vessels in operation, net	1,740,139	1,670,865
Property, plant and equipment, net	1,611	1,299
Investment in equity accounted joint venture	—	42,462

Total non-current assets	1,741,750	1,714,626

Total assets	$1,853,887	$1,832,751

Liabilities and stockholders’ equity
Current liabilities
Current portion of secured term loan facilities, net of deferred financing costs	$81,559	$68,857
Accounts payable	8,071	10,784
Accrued expenses and other liabilities	12,478	12,798
Accrued interest	3,500	4,613
Deferred income	4,824	8,342

Total current liabilities	110,432	105,394

Non-current Liabilities
Secured term loan facilities and revolving credit facilities, net of current portion and deferred financing costs	681,658	599,676
Senior secured bond, net of deferred financing costs	—	68,378
Senior unsecured bond, net of deferred financing costs	98,584	99,039
Derivative liabilities	—	5,154

Total non-current liabilities	780,242	772,247

Total Liabilities	890,674	877,641
Commitments and contingencies (see note 15)
Stockholders’ equity
Common stock—$.01 par value per share; 400,000,000 shares authorized; 55,657,631 shares issued and outstanding, (2017: 55,529,762)	555	557
Additional paid-in capital	589,436	590,508
Accumulated other comprehensive loss	(277)	(363)
Retained earnings	373,499	364,408

Total stockholders’ equity	963,213	955,110

Total liabilities and stockholders’ equity	$1,853,887	$1,832,751

See accompanying notes to consolidated financial statements.

Navigator Holdings Ltd.

Consolidated Statements of Income

	Year ended December 31, 2016	Year ended December 31, 2017	Year ended December 31, 2018
	(in thousands, except per share data)
Revenues
Operating revenue	$294,112	$298,595	$310,046

	294,112	298,595	310,046
Expenses
Brokerage commissions	5,812	5,368	5,142
Voyage expenses	42,201	55,542	61,634
Vessel operating expenses	90,854	100,968	106,719
Depreciation and amortization	62,280	73,588	76,140
General and administrative costs	12,528	13,816	16,346
Other corporate expenses	1,976	2,131	2,585
Insurance recoverable from vessel repairs	504	—	—

Total operating expenses	216,155	251,413	268,566

Operating income	77,957	47,182	41,480
Other income/(expense)
Share of result of equity accounted joint venture	—	—	(38)
Foreign currency exchange gain on senior secured bonds	—	—	2,360
Unrealized loss on non-designated derivative instruments	—	—	(5,154)
Interest expense	(32,321)	(37,691)	(44,908)
Write off of deferred finance costs	(102)	(786)	—
Write off of call premium and redemption charges of 9.00% unsecured bond	—	(3,517)	—
Interest income	281	519	854

Income/(loss) before income taxes	45,815	5,707	(5,406)
Income taxes	(1,177)	(397)	(333)

Net income/(loss)	44,638	5,310	(5,739)

Earnings/(loss) per share:
Basic:	$0.81	$0.10	$(0.10)
Diluted:	$0.80	$0.10	$(0.10)

Weighted average number of shares outstanding:
Basic:	55,418,626	55,508,974	55,629,023
Diluted:	55,794,481	55,881,454	55,629,023

See accompanying notes to consolidated financial statements.

Navigator Holdings Ltd.

Consolidated Statements of Comprehensive Income

	Year ended December 31, 2016 (in thousands)	Year ended December 31, 2017 (in thousands)	Year ended December 31, 2018 (in thousands)
Net income	$44,638	$5,310	$(5,739)
Other comprehensive income / (loss):
Foreign currency translation gain / (loss)	178	10	(86)

Total comprehensive income / loss	$44,816	$5,320	$(5,825)

See accompanying notes to consolidated financial statements.

Navigator Holdings Ltd.

Consolidated Statements of Stockholders’ Equity

(in thousands, except share data)

	Common stock
	Number of shares (Note 13)	Amount 0.01 par value (Note 13)	Additional Paid-in Capital (Note 13)	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total
January 1, 2016	55,363,467	$554	$586,451	$(465)	$323,551	$910,091
Restricted shares issued March 29, 2016	72,620	—	—	—	—	—
Net income	—	—	—	—	44,638	44,638
Foreign currency translation	—	—	—	178	—	178
Share-based compensation plan	—	—	1,573	—	—	1,573

December 31, 2016	55,436,087	$554	$588,024	$(287)	$368,189	$956,480
Restricted shares issued March 23, 2017	93,675	1	—	—	—	1
Net income	—	—	—	—	5,310	5,310
Foreign currency translation	—	—	—	10	—	10
Share-based compensation plan	—	—	1,412	—	—	1,412

December 31, 2017	55,529,762	$555	$589,436	$(277)	$373,499	$963,213
Adjustment to equity for the adoption of the new revenue standard	—	—	—	—	(3,352)	(3,352)
Forfeited shares-2013 long-term equity incentive plan	(3,673)	—	—	—	—	—
Restricted shares issued March 20, 2018	131,542	2	—	—	—	2
Net income	—	—	—	—	(5,739)	(5,739)
Foreign currency translation	—	—	—	(86)	—	(86)
Share-based compensation plan	—	—	1,072	—	—	1,072

December 31, 2018	55,657,631	$557	$590,508	$(363)	$364,408	$955,110

See accompanying notes to consolidated financial statements.

Navigator Holdings Ltd.

Consolidated Statements of Cash Flows

	Year ended December 31, 2016 (in thousands)	Year ended December 31, 2017 (in thousands)	Year ended December 31, 2018 (in thousands)
Cash flows from operating activities
Net income/(loss)	$44,638	$5,310	$(5,739)
Adjustments to reconcile net income to net cash provided by operating activities
Unrealized loss on non-designated derivative instruments	—	—	5,154
Depreciation and amortization	62,280	73,588	76,140
Payment of drydocking costs	(9,902)	(268)	(5,796)
Amortization of share-based compensation	1,573	1,412	1,074
Amortization of deferred financing costs	3,091	3,217	2,292
Share of result of equity accounted affiliates	—	—	38
Call option premium on redemption of 9.00% unsecured bond	—	2,500	—
Prior year expenses recovered from insurance claim	—	(504)	—
Insurance claim debtor	60	(7)	(642)
Unrealized foreign exchange gain on senior secured bonds	—	—	(2,360)
Other unrealized foreign exchange gain/(loss)	208	3	(12)
Changes in operating assets and liabilities
Accounts receivable	1,991	(7,831)	(2,144)
Bunkers and lubricant oils	(3,457)	(1,074)	(781)
Prepaid expenses and other current assets	(7,694)	(5,079)	2,629
Accounts payable, accrued interest and accrued expenses and other liabilities	(6,040)	4,654	7,664

Net cash provided by operating activities	86,748	75,921	77,517

Cash flows from investing activities
Payment to acquire vessels	(1,733)	(1,940)	(648)
Investment in equity accounted joint venture	—	—	(42,500)
Payment for vessels under construction	(239,179)	(180,629)	—
Purchase of other property, plant and equipment	(75)	(1,726)	(182)
Receipt of shipyard penalty payments	1,901	280	—
Placement of short term investment	—	(25,000)	—
Release of short term investment	—	25,000	—
Insurance recoveries	9,374	990	1,003
Capitalized costs for the repair of Navigator Aries	(8,441)	—	—

Net cash used in investing activities	(238,153)	(183,025)	(42,327)

Cash flows from financing activities
Proceeds from secured term loan facilities and revolving credit facilities	327,670	395,170	21,900
Issuance of senior secured bonds	—	—	71,697
Issuance of 7.75% senior unsecured bonds	—	100,000	—
Repayment of 9.00% senior unsecured bonds	—	(127,500)	—
Issuance cost of senior secured bonds	—	—	(991)
Issuance cost of 7.75% senior unsecured bonds	—	(1,819)	—
Direct financing cost of secured term loan and revolving credit facilities	(2,680)	(2,058)	(38)
Repayment of secured term loan facilities and revolving credit facilities	(204,092)	(251,852)	(118,352)

Net cash provided by/(used in) financing activities	120,898	111,941	(25,784)

Net (decrease)/increase in cash, cash equivalents and restricted cash	(30,507)	4,837	9,406
Cash, cash equivalents and restricted cash at beginning of year	87,779	57,272	62,109

Cash, cash equivalents and restricted cash at end of year	$57,272	$62,109	$71,515

Supplemental Information
Total interest paid during the year, net of amounts capitalized	$29,815	$35,890	$41,465

Total tax paid during the year	$601	$515	$176

See accompanying notes to consolidated financial statements.

Navigator Holdings Ltd.

Notes to the Consolidated Financial Statements

December 31, 2016, 2017 and 2018

1. Description of Business

Navigator Holdings Ltd. (the “Company”), the ultimate parent company of the Navigator Group of companies, is registered in the Republic of the Marshall Islands. The Company has a core business of owning and operating a fleet of gas carriers. As of December 31, 2018, the Company owned and operated 38 gas carriers (the “Vessels”) each having a cargo capacity of between 20,600 cbm and 38,000 cbm, of which 31 were semi-refrigerated, and seven were fully-refrigerated vessels. The Company has an investment in a joint venture to construct a Marine Export Terminal at Morgan’s Point in Texas to export approximately one million tons of ethylene per year. Unless the context otherwise requires, all references in the consolidated financial statements to “our”, ”we” and “us” refer to the Company

2. Summary of Significant Accounting Policies

(a) Basis of Presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries (See Note 9 (Group Subsidiaries) to the consolidated financial statements) and a Variable Interest Entity (“VIE”). All intercompany accounts and transactions have been eliminated in consolidation.

On January 31, 2018, the Company announced the execution of definitive agreements creating a 50/50 joint venture with Enterprise Products Partners L.P. (the “Export Terminal Joint Venture”) to construct and operate an ethylene export marine terminal at Morgan’s Point, Texas on the Houston Ship Channel (the “Marine Export Terminal”). Enterprise Products Partners, L.P. is the sole managing member of the Export Terminal Joint Venture and it is also the operator of the Marine Export Terminal. Interests in joint ventures are accounted for using the equity method. They are recognized initially at cost, which includes transaction costs and capitalized interest. Subsequent to initial recognition, the consolidated financial statements will include the Company’s share of the profit or loss and other comprehensive income (“OCI”) of equity-accounted investees, until the date on which significant influence or joint control ceases.

The joint venture, Enterprise Navigator Ethylene Terminals L.L.C. “Export Terminal Joint Venture” is organized as a limited liability company and maintains separate ownership accounts, consequently we account for our investment using the equity method as our ownership interest is between 20% and 50% and we exercise significant influence over the investee’s operating and financial policies. In consolidation, we disclose our proportionate share of profits and losses from equity method unconsolidated affiliates in the income statement and adjust the carrying amount of our equity method investments accordingly.

As of December 31, 2018, the Company has consolidated 100% of PT Navigator Khatulistiwa, a VIE for which the Company is deemed to be the primary beneficiary, i.e. it has a controlling financial interest in this entity. The Company owns 49% of the VIE’s common stock, all of its secured debt and has voting control. All economic interests in the residual net assets reside with the Company. A VIE is an entity that in general does not have equity investors with voting rights or that has equity investors that do not provide sufficient financial resources for the entity to support its activities. A controlling financial interest in a VIE is present when a company has the power to direct the activities of a VIE that most significantly impact the entity’s economic performance and has the right to residual gains or the obligation to absorb losses that could potentially be significant to the VIE.

On January 1, 2018 the Company adopted Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606). The Company has adopted the standard using the modified retrospective method to incorporate the cumulative effect on all contracts at the date of initial application for reporting periods presented beginning January 1, 2018. By using the modified retrospective method approach we have made an adjustment to the consolidated statement of shareholders’ equity of $3.4 million which represents the amount of net revenue that would not have been recognized in retained earnings for the year ended December 31, 2017 under ASU 2014-09.

The Company receives its revenue streams from three different sources; vessels on time charters; voyage charters; and contracts of affreightment (“COA”). With time charters, the Company receives a fixed charter hire per on-hire day and revenue is recognized on an accrual basis and is recorded over the term of the charter as the performance obligation is satisfied. In the case of voyage charters or COA’s, the vessel is contracted for a voyage, or a series of voyages, between two or more ports and the Company is paid for the cargo transported. Revenue under these performance obligations is recognized on a load port to discharge port basis and determines percentage of completion for all voyage charters and COA’s on a time elapsed basis. This approach differs from previous generally accepted accounting principles (“U.S. GAAP”) whereby under a voyage charter or a COA the revenue was recognized from the later of the charter party date and the date of completion of the previous discharge port until the following discharge port. This had the effect of recognizing the revenue over a shorter period of time as the performance obligation commences from the loading of the cargo rather than from the inception of the contract. The Company believes that the performance obligation towards the customer starts to become satisfied once the cargo is loaded and the obligation becomes completely satisfied once the cargo has been discharged at the discharge port. Time charter revenue is payable monthly in advance whilst revenue from voyage charters and COAs is due upon discharge of the cargo at the discharge port.

Under the new revenue recognition standard, the Company has identified certain costs incurred to obtain or fulfill a contract with a charterer which are costs incurred following the commencement of a contract or charter party but before the loading of the cargo commences. These directly related costs are generally fuel or any canal or port costs incurred to get the vessel from its position at inception of the contract to the load port to commence loading of the cargo. These costs are deferred and amortized over the duration of the performance obligation on a time basis.

Operating revenue

The following table compares our operating revenue by the source of revenue stream for the years ended December 31, 2017 and 2018:

	Year ended December 31, (in thousands)
	2017	2018
Operating revenue:
Time charters	$144,521	$168,500
Voyage charters (*)	154,074	141,546

Total operating revenue	$298,595	$310,046

*	Voyage Charter revenues: Voyage charter revenues, which include revenues from contracts of affreightment, are shown net of address commissions.

We have adopted the new accounting standard ASU 2014-09 for revenue recognition using the modified retrospective method, which incorporates the cumulative effect of prior years in January 1, 2018. Consequently, the revenues for the year ended December 31, 2017 have not been adjusted.

Impact on the financial statements

The Company applied Topic 606 using the cumulative effect method – i.e. by recognizing the cumulative effect of initially applying Topic 606 as an adjustment to the opening balance of equity as of January 1, 2018. Therefore, the comparative information has not been adjusted and continues to be reported under Topic 605. The details of the significant changes and quantitative impact of the changes are set out below.

Consolidated Balance Sheet:

	As reported at December 31, 2018 (in thousands)	Adjustments (in thousands)	Balances without adoption of Topic 606 (in thousands)
Accrued income	$4,731	$3,854	$8,585
Prepaid expenses and other current assets	16,057	(1,462)	14,595
Other	1,811,963	—	1,811,963

Total assets	$1,832,751	$2,392	$1,835,143

Accrued expenses and other liabilities	$12,798	$103	$12,901
Other	864,843	—	864,843

Total Liabilities	877,641	103	877,744

Retained earnings	364,408	2,289	366,697
Other	590,702	—	590,702

Total stockholders’ equity	955,110	2,289	957,399

Total liabilities and stockholders’ equity	$1,832,751	$2,392	$1,835,143

Consolidated statements of Income:

	As reported for the year ended December 31, 2018	Adjustments	Balances without Adoption of Topic 606
	(in thousands, except per share data)
Revenues
Operating revenue	$310,046	$(1,243)	$308,803

Expenses
Broker commissions	5,142	60	5,202
Voyage expenses	61,634	(240)	61,394
Other	201,790	—	201,790

Total operating expenses	268,566	(180)	268,386

Operating income	41,480	(1,063)	40,417
Other expense	(46,886)	—	(46,886)

Loss before income taxes	(5,406)	(1,063)	(6,469)
Income taxes	(333)	—	(333)

Net loss	(5,739)	(1,063)	(6,802)

Loss per share:
Basic:	$(0.10)	$(0.02)	$(0.12)
Diluted:	$(0.10)	$(0.02)	$(0.12)

	As reported at December 31, 2018 (in thousands)	Adjustments (in thousands)	Balances without adoption of Topic 606 (in thousands)
Net loss	$(5,739)	$(1,063)	$(6,802)
Adjustments to reconcile net income to net cash provided by operating activities
Others	75,826	—	75,826
Changes in operating assets and liabilities
Prepaid expenses and other current assets	2,629	1,063	3,692
Other	4,801	—	4,801

Net cash provided by operating activities	77,517	—	77,517

Net cash used in investing activities	(42,327)	—	(42,327)

Net cash provided used in financing activities	(25,784)	—	(25,784)

Net increase in cash, cash equivalents and restricted cash	9,406	—	9,406
Cash, cash equivalents and restricted cash at beginning of year	62,109	—	62,109

Cash, cash equivalents and restricted cash at end of year	$71,515	$—	$71,515

Remaining Performance Obligations

The following table presents future committed revenue from contracts with customers, arising from remaining performance obligations as of December 31, 2018.

	Less than 1 year	1 – 2 years	2 – 5 years	More than 5 years	Total
	(in thousands)
Total committed revenue	$133,743	$77,370	$143,603	$69,810	$424,526

The table includes estimated revenue expected to be recognized in the future related to performance obligations that are unsatisfied, or partially unsatisfied, including ongoing time charters, as of December 31, 2018. ASU 2014-09 requires disclosure based on time bands that would be the most appropriate for the duration of the remaining performance obligations. The company uses one year time bands for contracts with up to two years in remaining duration, then up to and more than five years thereafter.

As of December 31, 2018, the amount allocated to costs incurred to obtain or fulfill a contract with a charterer which are costs incurred following the commencement of a contract or charter party but before the loading of the cargo commences is $1.5 million and is reflected on the company’s consolidated balance sheet within prepaid expenses and other current assets. This will be recognized over the duration of the performance obligation on a time basis, which is expected to occur within one year.

In presenting the information above, the company has applied the transition practical expedient in paragraph 606-10-65-1(f)(3) and has not disclosed as of December 31, 2017 the amount of the transaction price allocated to the remaining performance obligations and an explanation of when the company is expected to satisfy those future performance obligations.

On January 1, 2018, the Company adopted ASU 2016-15, Classification of Certain Cash Receipts and Cash Payments, which addresses eight classification issues related to the statement of cash flows:

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

The impact of adopting this ASU is immaterial to the financial statements.

On January 1, 2018, the Company adopted ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash, which requires companies to include cash and cash equivalents that have restrictions on withdrawal or use in total cash and cash equivalents on the statement of cash flows. The impact of adopting this ASU is immaterial to the financial statements.

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

(f) Cash, Cash Equivalents and Restricted Cash

The Company considers highly liquid investments, such as time deposits and certificates of deposit, with an original maturity of three months or less when purchased, to be cash equivalents. The Company has cash in a U.S. financial institution which is insured by the Federal Deposit Insurance Corporation (“FDIC”) for up to $0.3 million. As of December 31, 2018, and 2017 and for the years then ended, the Company had balances in this financial institution in excess of the insured amount. The Company also maintains cash balances in foreign financial institutions which are not covered by the FDIC.

Amounts included in restricted cash represent those required to be set aside by a contractual agreement with a banking institution for the payment of the forecast future liability on the cross-currency interest rate swap agreement, payable on maturity of our 2018 issued senior secured bonds (“2018 Bonds”). If the Norwegian Kroner depreciates relative to the U.S. Dollar beyond a certain threshold, we are required to place cash collateral with our swap providers. As of December 31, 2018, the collateral amount held with the swap provider was $0.16 million.

(g) Financial Instruments – Debt Securities

The 2017 issued senior unsecured bonds (“2017 Bonds”) and 2018 Bonds are recognized at the net amount of the proceeds received. Subsequent measurement is at amortized cost, net of deferred finance costs. Interest accrued on the 2017 Bonds and the 2018 Bonds is calculated on a 360-day year basis and is included within accrued interest as a current liability. Deferred finance costs are amortized using the effective interest method over the lifetime of the 2017 Bonds and the 2018 Bonds.

(h) Short-Term Investments

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

(i) Accounts Receivable, net

The Company carries its accounts receivable at cost less an allowance for doubtful accounts. As of December 31, 2017, and 2018, the Company evaluated its accounts receivable and established an allowance for doubtful accounts, based on a history of past write-offs, collections and current credit conditions. The Company does not generally charge interest on past-due accounts (unless the accounts are subject to legal action), and accounts are written off as uncollectible when all reasonable collection efforts have failed. Accounts are deemed past-due based on contractual terms.

(j) Bunkers and lubricant oils

Bunkers and lubricant oils include bunkers (fuel), for those vessels under voyage charter, and lubricants. Under a time charter, the cost of bunkers is borne by and remains the property of the charterer. Bunkers and lubricant oils are accounted for on a first in, first out basis and are valued at cost.

(k) Deferred Finance Costs

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

(l) Deferred Income

Deferred income is the balance of cash received in excess of revenue earned under a time charter or voyage charter arrangement as of the balance sheet date.

(m) Revenue Recognition

The Company employs its vessels on time charters, voyage charters or COA’s. With time charters, the Company receives a fixed charter hire per on-hire day and revenue is recognized on an accrual basis and is recorded over the term of the charter as service is provided. In the case of voyage charters or COA’s, the vessel is contracted for a voyage, or a series of voyages, between two or more ports and the Company is paid for the cargo transported. Revenue for these voyages is recognized on a load to discharge basis in determining percentage of completion for all voyage charters.

(n) Other Comprehensive Income / (Loss)

The Company follows the provisions of ASC Topic 220 “Comprehensive Income,” which requires separate presentation of certain transactions, which are recorded directly as components of stockholders’ equity. Comprehensive income is comprised of net income and foreign currency translation gains and losses.

(o) Voyage Expenses and Vessel Operating Expenses

When the Company employs its vessels on time charter, it is responsible for all the operating expenses of the vessels, such as crew costs, stores, insurance, repairs and maintenance. In the case of voyage charters, the vessel is contracted only for a voyage between two or more ports, and the Company pays for all voyage expenses in addition to the vessel operating expenses. Voyage expenses consist mainly of in port expenses and bunker (fuel) consumption and are recognized as incurred during the performance obligation (the period of time from load to discharge) of the vessel. The Company has identified certain voyage costs incurred to obtain or fulfill a contract with a charterer which are costs incurred following the commencement of a contract or charter party but before the loading of the cargo commences. These directly related costs are generally fuel or any canal or port costs to get the vessel from its position at inception of the contract to the load port to commence loading of the cargo. These costs are deferred and amortized over the duration of the performance obligation on a time basis.

(p) Repairs and Maintenance

All expenditures relating to routine maintenance and repairs are expensed when incurred.

(q) Insurance

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

(r) Share-Based Compensation

The Company records as an expense in its financial statements the fair value of all equity-settled stock-based compensation awards. The terms and vesting schedules for share-based awards vary by type of grant. Generally, the awards vest subject to time-based (immediate to three years) service conditions. Compensation expense is recognized ratably over the service period.

(s) Critical Accounting Estimates

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

(t) Foreign Currency Transactions

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

The primary source of our foreign exchange gains and losses are the movements on our Norwegian Kroner denominated 2018 Bonds. The 2018 Bonds are translated into U.S. Dollars at each reporting date at the prevailing exchange rate at the end of the period. The movement in the foreign exchange rates between each reporting date will result in a foreign exchange gain or loss on the 2018 Bonds, which is shown as a single line on the face of the income statement. As of December 31, 2018, the foreign currency exchange gain on the 2018 Bonds was $2.4 million, compared to December 31, 2017 when we did not hold any non-U.S. Dollar denominated financial instruments.

The aggregate amount of all foreign exchange movements recorded in net income for the year ended December 31, 2018, was a $1.7 million gain compared to a $0.1 million loss for the year ended December 31, 2017. The movement was primarily as a result of the foreign currency translation of the 2018 Bonds mentioned in the previous paragraph.

(u) Derivative instruments

Derivative instruments are initially recorded at fair value as either assets or liabilities in the accompanying balance sheet and subsequently remeasured to fair value at each reporting date, regardless of the purpose or intent for holding the derivative. The resulting derivative assets or liabilities are shown as a single line and are not net off against one another on the face of the balance sheet. The method of recognizing the resulting gain or loss is dependent on whether the derivative contract qualifies for hedge accounting and has been designated as a hedging instrument. For derivative instruments that are not designated or that do not qualify as hedging instruments under the Financial Accounting Standards Board (‘FASB’) Accounting Standards Codification (‘ASC’) 815, Derivatives and Hedging, the liability has been recognized as ‘Derivative liabilities’ on the balance sheet and changes in the fair value of the derivative financial instruments are recognized in earnings. Gains and losses from the Company’s non-designated cross-currency interest rate swap agreement are recorded in realized and unrealized loss on non-designated derivative instruments in the Company’s consolidated statements of income but do not impact our cash flows.

(v) Income Taxes

Navigator Holdings Ltd. and its Marshall Islands subsidiaries are currently not required to pay income taxes in the Marshall Islands on ordinary income or capital gains as they qualify as exempt companies.

The Company has four subsidiaries incorporated in the United Kingdom where the base tax rate is 19%. One UK subsidiary earns management and other fees from fellow subsidiary companies. The second UK subsidiary holds an investment in our VIE and has a loan to our group subsidiary in Poland. The third subsidiary earns management fees from fellow subsidiary companies. The fourth subsidiary is a holding company.

The Company has a subsidiary in Poland where the base tax rate is 19%. The subsidiary earns management fees from fellow subsidiary companies.

The Company has a subsidiary incorporated in Singapore where the base tax rate is 17%. The subsidiary earns management and other fees and receives interest from its VIE, PT Navigator Khatulistiwa.

The Company considered the income tax disclosure requirements of ASC Topic 740 “Income Taxes,” with regard to disclosing material unrecognized tax benefits; none were identified. The Company’s policy is to recognize accrued interest and penalties for unrecognized tax benefits as a component of tax expense. As of December 31, 2017, and 2018, there were no accrued interest and penalties for unrecognized tax benefits.

(w) Earnings Per Share

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

(x) Segment Reporting

Although separate vessel financial information is available, management internally evaluates the performance of the enterprise as a whole and not on the basis of separate business units or different types of charters. As a result, the Company has determined that it operates as one reportable segment. Since the Company’s vessels regularly move between countries in international waters over many trade routes, it is impractical to assign revenues or earnings from the transportation of international LPG and petrochemical products by geographic area. As disclosed in Note 2(a) Basis of Presentation – there are two different revenue streams due to the nature of the contracts that we operate. The Company believes that all of these contracts are part of the same operating segment of seaborne transportation.

(y) Recent Accounting Pronouncements

The following accounting standards issued as of December 31, 2018, may affect the future financial reporting by Navigator Holdings Ltd:

In February 2016, the Financial accounting Standards Board, or “FASB” issued ASU 2016-02, Leases, (‘Topic 842’), which, requires lessees to recognize most leases on-balance sheet and disclose key information about leasing arrangements. Topic 842 was subsequently amended by ASU 2018-10, Codification Improvements to Topic 842 Leases; and ASU 2018-11, Target Improvements, which clarifies and corrects errors in ASC 842. The effective date and transition requirements in ASU 2018-10 are the same as the effective date and transition requirements of ASU 2016-02.

The new standard established a right-of use (“ROU”) model that requires a lessee to recognize a ROU asset, representing the right to use the asset for a specified period of time and corresponding lease liability on the balance sheet for all leases with a term longer than 12 months. Leases for lessees will be classified as financing or operating, with classification affecting the pattern and classification of expense recognition in the income statement.

The new standard also requires lessors to classify leases as a sales-type, direct financing, or operating lease. A lease is a sales-type lease if any one of five criteria are met, each of which indicate that the lease in effect, transfers control of the underlying assets to the lessee. If none of those five criteria are met, but two additional criteria are both met, indicating that the lessor has transferred substantially all of the risks and benefits of the underlying asset to the lessee and a third-party, the lease is a direct financing lease. All lessor leases that are not sales-type or direct financing leases are operating leases.

The effective date for ASU 2016-02 is for annual and interim periods in fiscal years beginning after December 15, 2018. The Company will adopt the standard using the modified retrospective transition method for reporting periods presented beginning January 1, 2019 and elect all of the standard’s practical expedients in ASC 842-10-65-1(f) as a package on adoption. We do not expect to elect the use-of-hindsight or the practical expedient pertaining to land easements; the latter not being applicable to us. A modified retrospective transition approach is required for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. We do not expect a significant change in our leasing activity between now and adoption. We adopted the new standard with effect from January 1, 2019 and used the effective date as our date of initial application. Consequently, financial information will not be updated, and the disclosures required under the new standard will not be provided, for dates and periods before January 1, 2019.

For the Company as a lessee, we expect that this standard will have a material effect in the way our leases are recorded, presented and disclosed in our consolidated financial statements. We believe that the most significant changes relate to the recognition of new ROU assets and liabilities on our balance sheet for our operating leases, expected to relate to long-term commitments for our offices in London, New York and Gdynia. Consequently, on adoption, we expect to recognize additional operating liabilities, less unamortized lease incentives, of $7.6 million, with corresponding ROU assets of the same amount, based on the present value of the remaining minimum rental payments under current leasing standards for existing operating leases.

The new standard also provides practical expedients for any entity’s ongoing accounting. We currently expect to elect the short-term lease recognition exemption for leases that qualify, meaning that we will not recognize ROU assets or lease liabilities for these leases. This includes not recognizing ROU assets or lease liabilities for existing short-term leases at the transition date.

For the Company as a lessor, in applying ASU 2016-02, we believe that our vessels contracted under voyage charters or contracts of affreightment do not qualify as leases, as the charterer does not have the right to operate the asset and we maintain the right to direct the use of the asset during the period of charter hire. Vessels on time charters will continue to qualify as operating leases, when the charterer has the right to obtain substantially all of the benefits and can direct how and for what purposes the vessel will be used, and the Company has no substantive substitution rights. Time charters do not qualify as direct finance leases under ASU 2016-02 as the present value of the sum of the lease payments does not exceed the fair value of the underlying vessel.

The Company has elected, as a package, the practical expedients available in ASC 842-10-65-1(f) to not re-assess whether any existing or expired contracts are, or contain leases, for voyages in progress at the adoption date of ASU 2016-02. We will assess new charter contracts after the adoption date for whether they are, or contain, leases and should be recognized under ASU 2016-02. Any future charter contracts that do not contain a lease will be accounted for under Topic 606. Please read Note 2 (Summary of Significant Accounting Policies) to the consolidated financial statements. We do not anticipate a change to the classification of time charters, voyage charters or contracts of affreightment, the period over which we recognize revenue and we expect no significant impact on our consolidated financial statements or cash flows as a result of adopting this standard.

In July 2018, the FASB issued ASU 2018-11, Leases – Targeted Improvements, which contains an amendment to ASU 2016-02 that would allow lessors to elect, as a practical expedient, by class of underlying asset, not to separate lease and non-lease components of a contract from lease components. The amendment allows these components to be accounted for as a single lease component if both (i) the timing and pattern of the revenue recognition for the non-lease component and the related lease component are the same and (ii) the combined single lease component would be classified as an operating lease. The Company has elected the package of practical expedients, as mentioned above, and it is expected that revenue from vessels under time charters will be presented as a single lease component. This ASU has the same effective date as ASU 2016-02 for entities that have not early adopted ASU 2016-02, or for entities that have early adopted ASU 2016-02, upon issuance.

ASU 2018-11 also created a new, optional, transition method for implementing ASU 2016-02, which can only be adopted by entities either at (1) the beginning of the company’s first reporting period after issuance or (2) the entity’s mandatory ASU 2016-02 effective date. The Company will apply this optional transitional method at the effective date of adoption of ASU 2016-02. Under this transition method, a cumulative-effect adjustment to the opening balance of retained earnings is recognized on the date of adoption for the reporting entity, and the presentation of the consolidated financial statements for comparative periods will remain unchanged. This choice of method affects only the timing of when an entity applies the transition provisions. The impact of adopting this transition method will not have a material impact on our consolidated financial statements as we expect to recognize an adjustment to the opening balance of retained earnings for an expense of $0.08 million on adoption.

In June 2016, the FASB issued ASU 2016–13, Financial Instruments – Credit Losses, which changes the recognition model for the impairment of financial instruments, including accounts receivable, loans and held-to-maturity debt securities, among others. ASU 2016–13 is required to be adopted for public business entities using the modified retrospective method by January 1, 2020, with early adoption permitted for fiscal periods beginning after December 15, 2018. We plan to adopt ASU 2016-13 on January 1, 2020 and we do not anticipate that the adoption of this standard will have a material impact on our consolidated financial statements and related disclosures.

In June 2018, the FASB issued ASU 2018-07, Improvements to Nonemployee Share-Based Payment Accounting, which more closely aligns the accounting for employee and nonemployee share-based payments. This ASU is effective for Public business entities for annual and interim periods in fiscal years beginning after December 15, 2018. Early adoption is permitted, but no earlier than an entity’s adoption date of Topic 606. We adopted the new standard with effect from January 1, 2019, and the adoption of this standard will not have a material impact on our consolidated financial statements and related disclosures.

3. Fair Value of Derivative Instruments

The Company held no derivatives designated as hedges as of December 31, 2017 and 2018.

The fair value of the cross-currency interest rate swap agreement is the estimated amount that we would receive to sell or transfer the swap at the reporting date, taking into account current interest rates, foreign exchange rates and the current credit worthiness of the swap counterparties. The estimated amount is the present value of future cash flows. The Company transacts all of these derivative instruments through investment-grade rated financial institutions at the time of the transaction. It is possible that the amount recorded as a derivative asset or liability could vary by a material amount in the near term if there is volatility in the credit markets.

The following table includes the estimated fair value and carrying value of those assets and liabilities that are measured at fair value on a recurring basis.

	December 31, 2017			December 31, 2018
Fair Value Hierarchy Level	Fair Value Hierarchy Level	Carrying Amount Asset (Liability)	Fair Value Asset (Liability)	Carrying Amount Asset (Liability)	Fair Value Asset (Liability)
		(in thousands)
Cross-currency interest rate swap agreement	Level 2	—	—	(5,154)	(5,154)

4. Fair Value of Financial Instruments Not Accounted For at Fair Value

The principal financial assets of the Company as of December 31, 2017 and 2018 consist of cash, cash equivalents and accounts receivable. The principal financial liabilities of the Company consist of accounts payable, accrued expenses and other liabilities, secured term loan facilities, revolving credit facilities, the 2017 Bonds and the 2018 Bonds.

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

The 2017 Bonds and the 2018 Bonds are classified as a level two liability and the fair values have been calculated based on the most recent trades of the bond on the Oslo Børs prior to December 31, 2018. The 2018 Bonds are denominated in Norwegian Kroner (“NOK”) and the fair value has been translated to the functional currency of the Company using the exchange rate as of December 31, 2018.

The fair value of secured term loan facilities and revolving credit facilities is estimated based on the average of the current rates offered to the Company for all debt facilities. The carrying value approximates the fair market value for the floating rate loans and revolving credit facilities due to their variable interest rate, being three month U.S. LIBOR. This has been categorized at level three on the fair value measurement hierarchy.

The following table includes the estimated fair value and carrying value of those assets and liabilities. The table excludes accounts receivable, accounts payable, accrued expenses and other liabilities because the fair value approximates carrying value.

	December 31, 2017			December 31, 2018
Fair Value Hierarchy Level	Fair Value Hierarchy Level	Carrying Amount Asset (Liability)	Fair Value Asset (Liability)	Carrying Amount Asset (Liability)	Fair Value Asset (Liability)
		(in thousands)
Cash and cash equivalents	Level 1	62,109	62,109	71,515	71,515
2018 Bonds (note 11)	Level 2	—	—	(69,337)	(66,004)
2017 Bonds (note 12)	Level 2	(100,000)	(96,775)	(100,000)	(96,481)
Secured term loan facilities and revolving credit facilities (note 10)	Level 3	(772,190)	(636,220)	(675,738)	(588,713)

5. Accounts Receivable, Net

It is a condition of time charter parties that payments of hire are received monthly in advance. Voyage charter contracts require payment upon completion of each discharge, with subsequent demurrage claims payable on submission of invoices. As of December 31, 2018, management has provided a provision for doubtful accounts of $0.3 million relating to outstanding demurrage claims (2017: $0.3 million).

6. Vessels in Operation, net

	Vessel (in thousands)	Drydocking (in thousands)	Total (in thousands)
Cost
December 31, 2016	1,727,491	33,949	1,761,440
Additions	1,940	268	2,208
Transfer in from vessels under construction	327,571	3,550	331,121
Disposals	—	(1,492)	(1,492)
Reduction in contract cost of newbuild vessels	(280)	—	(280)

December 31, 2017	2,056,722	36,275	2,092,997
Additions	648	5,796	6,444
Transfer in from vessels under construction	—	—	—
Disposals	—	(10,163)	(10,163)

December 31, 2018	2,057,370	31,908	2,089,278

Accumulated Depreciation
December 31, 2016	268,677	12,404	281,081
Charge for the period	64,031	9,238	73,269
Disposals for the period	—	(1,492)	(1,492)

December 31, 2017	332,708	20,150	352,858
Charge for the period	67,809	7,909	75,718
Disposals for the period	—	(10,163)	(10,163)

December 31, 2018	400,517	17,896	418,413

Net Book Value
December 31, 2016	$1,458,814	$21,545	$1,480,359

December 31, 2017	$1,724,014	$16,125	$1,740,139

December 31, 2018	$1,656,853	$14,012	$1,670,865

During 2017 the Company took delivery of two semi-refrigerated midsize liquefied gas carriers from Jiangnan shipyard for a combined contract price of $156.8 million and two semi-refrigerated handysize and one fully refrigerated liquefied gas carriers from HMD shipyard for a combined contract price of $152.5 million.

The cost and net book value of vessels that were contracted under time charter agreements (please read Note 16 to the consolidated financial statements) was $1,337 million and $1,084 million respectively as of December 31, 2018.

The net book value of vessels that serve as collateral for the Company’s secured bond, secured term loan and revolving credit facilities (Note 10 and Note 11 to the consolidated financial statements) was $1,509 million as of December 31, 2018.

7.	Investment in Equity Accounted Joint Venture

(in thousands)
Investment in equity accounted joint venture as of December 31, 2017	$—
Equity contributions to joint venture entity	41,000
Share of results	(38)
Capitalized interest	1,024
Legal costs	476

Investment in equity accounted joint venture as of December 31, 2018	$42,462

On January 31, 2018, the Company entered into an agreement to construct the Marine Export Terminal, pursuant to which the Company has a 50% economic interest in building and operating the Marine Export Terminal.

8. Vessels Under Construction

	2017 (in thousands)	2018 (in thousands)
Vessels under construction as of January 1	$150,492	$—
Payments to shipyard	174,131	—
Other payments including initial stores and site costs	4,783	—
Capitalized interest	1,715	—
Transfer to vessels in operation	(331,121)	—

Vessels under construction as of December 31	$—	$—

9. Group Subsidiaries

As of December 31, 2017, and 2018, the company had the following significant subsidiaries:

Corporation Name	Percentage Ownership as of December 31,		Country of Incorporation	Subsidiary of Limited Liability Company
	2017	2018
- Navigator Gas US L.L.C.	100%	100%	Delaware (USA)	Service company
- Navigator Gas L.L.C.	100%	100%	Marshall Islands	Holding company
~ Navigator Aries L.L.C.	100%	100%	Marshall Islands	Vessel-owning company
~ Navigator Atlas L.L.C.	100%	100%	Marshall Islands	Vessel-owning company
~ Navigator Aurora L.L.C.	100%	100%	Marshall Islands	Vessel-owning company
~ Navigator Centauri L.L.C.	100%	100%	Marshall Islands	Vessel-owning company
~ Navigator Ceres L.L.C.	100%	100%	Marshall Islands	Vessel-owning company
~ Navigator Ceto L.L.C.	100%	100%	Marshall Islands	Vessel-owning company
~ Navigator Copernico L.L.C.	100%	100%	Marshall Islands	Vessel-owning company
~ Navigator Capricorn L.L.C.	100%	100%	Marshall Islands	Vessel-owning company
~ Navigator Eclipse L.L.C.	100%	100%	Marshall Islands	Vessel-owning company
~ Navigator Europa L.L.C.	100%	100%	Marshall Islands	Vessel-owning company
~ Navigator Galaxy L.L.C.	100%	100%	Marshall Islands	Vessel-owning company
~ Navigator Gemini L.L.C.	100%	100%	Marshall Islands	Vessel-owning company
~ Navigator Genesis L.L.C.	100%	100%	Marshall Islands	Vessel-owning company
~ Navigator Glory L.L.C.	100%	100%	Marshall Islands	Vessel-owning company
~ Navigator Grace L.L.C.	100%	100%	Marshall Islands	Vessel-owning company
~ Navigator Gusto L.L.C.	100%	100%	Marshall Islands	Vessel-owning company
~ Navigator Jorf L.L.C.	100%	100%	Marshall Islands	Vessel-owning company
~ Navigator Leo L.L.C.	100%	100%	Marshall Islands	Vessel-owning company
~ Navigator Libra L.L.C.	100%	100%	Marshall Islands	Vessel-owning company
~ Navigator Luga L.L.C.	100%	100%	Marshall Islands	Vessel-owning company
~ Navigator Magellan L.L.C.	100%	100%	Marshall Islands	Vessel-owning company
~ Navigator Mars L.L.C.	100%	100%	Marshall Islands	Vessel-owning company
~ Navigator Neptune L.L.C.	100%	100%	Marshall Islands	Vessel-owning company
~ Navigator Nova L.L.C.	100%	100%	Marshall Islands	Vessel-owning company
~ Navigator Oberon L.L.C.	100%	100%	Marshall Islands	Vessel-owning company
~ Navigator Pegasus L.L.C.	100%	100%	Marshall Islands	Vessel-owning company
~ Navigator Phoenix L.L.C.	100%	100%	Marshall Islands	Vessel-owning company
~ Navigator Prominence L.L.C.	100%	100%	Marshall Islands	Vessel-owning company
~ Navigator Saturn L.L.C.	100%	100%	Marshall Islands	Vessel-owning company
~ Navigator Scorpio L.L.C.	100%	100%	Marshall Islands	Vessel-owning company
~ Navigator Taurus L.L.C.	100%	100%	Marshall Islands	Vessel-owning company
~ Navigator Triton L.L.C.	100%	100%	Marshall Islands	Vessel-owning company
~ Navigator Umbrio L.L.C.	100%	100%	Marshall Islands	Vessel-owning company
~ Navigator Venus L.L.C.	100%	100%	Marshall Islands	Vessel-owning company
~ Navigator Virgo L.L.C.	100%	100%	Marshall Islands	Vessel-owning company
~ Navigator Yauza L.L.C.	100%	100%	Marshall Islands	Vessel-owning company
~ NGT Services (UK) Ltd	100%	100%	England	Service company
~ NGT Services (Poland) Sp. z.o.o.	100%	100%	Poland	Service company
~ Navigator Gas Ship Management Ltd.	100%	100%	England	Service company
~ Falcon Funding PTE Ltd	100%	100%	Singapore	Service company
~ Navigator Gas Invest Ltd	100%	100%	England	Investment company
- PT Navigator Khatulistiwa	49%	49%	Indonesia	Vessel-owning company
~ Navigator Terminals L.L.C.	100%	100%	Marshall Islands	Investment company
~ Navigator Terminal Invest Ltd	100%	100%	England	Investment company
- Navigator Ethylene Terminals L.L.C.	100%	100%	Delaware (USA)	Investment company
- Enterprise Navigator Ethylene Terminal L.L.C.	50%	50%	Texas (USA)	Terminal operator

The VIE, PT Navigator Khatulistiwa, had total assets and liabilities, as of December 31, 2018, of $125.3 million (2017: $132.2 million) and $36.6 million (2017: $54.4 million) respectively.

10. Secured Term Loan Facilities and Revolving Credit Facilities

The table below represents the annual principal payments to be made under our term loans and revolving credit facilities after December 31, 2018:

	December 31, 2017 (in thousands)	December 31, 2018 (in thousands)
Due within one year	$83,352	$70,600
Due in two years	70,600	128,725
Due in three years	128,725	60,600
Due in four years	60,600	302,461
Due in five years	302,461	113,352
Due in more than five years	126,452	—

Total secured term loan facilities and revolving credit facility	$772,190	$675,738
Less: current portion	83,352	70,600

Secured term loan facilities and revolving credit facility, non-current portion	$688,838	$605,138

On June 29, 2018 the Company obtained approval to amend one of the covenants in each of its secured term loan and revolving credit facilities. The covenant, requiring the ratio of Earnings before Interest, Tax, Depreciation and Amortization (“EBITDA”) to be at least two and a half times or three times interest has been amended to a requirement of two times interest, up to and including September 30, 2020, before then reverting back to the original requirements of two and a half times or three times interest, dependent upon the facility.

January 2015 Secured Term Loan Facility. On January 27, 2015 the Company entered into a secured term loan facility with Credit Agricole Corporate and Investment Bank as agent as well as HSH Nordbank AG and NIBC Bank N.V. to refinance the April 2013 $120.0 million secured term loan facility, as well as to provide financing for an additional five existing newbuildings. The January 2015 secured term loan facility has a term of up to seven years from the loan drawdown date with a maximum principal amount of up to $278.1 million. The aggregate fair market value of the collateral vessels must be no less than 135% of the aggregate outstanding borrowing under the facility. Interest on amounts drawn is payable at a rate of U.S. LIBOR plus 270 basis points per annum. The deferred finance costs associated with the extinguishment of the previous $120.0 million facility were written off in full. The facility is fully drawn and as of December 31, 2018 the amount still outstanding was $200.8 million which is repayable for each vessel tranche in quarterly installments of between $0.5 million and $0.7 million for seven years from the date of each vessel drawdown followed by a final payment of between $15.6 million and $18.3 after each seven year term ends.

This loan facility is secured by first priority mortgages on each of; Navigator Atlas, Navigator Europa, Navigator Oberon, Navigator Triton, Navigator Umbrio, Navigator Centauri, Navigator Ceres, Navigator Ceto and Navigator Copernico as well as assignments of earnings and insurances on these secured vessels. The financial covenants each as defined within the credit facility are: a) the maintenance at all times of cash and cash equivalents in an amount equal to or greater than (i) $25.0 million and (ii) 5% of the total indebtedness; b) a ratio of EBITDA to interest expense of not less than 2:1 up to and including September 30, 2020, after which it will revert to 3:1; and c) maintain a ratio of total stockholders’ equity to total assets of not less than 30%. As of December 31, 2018, the Company was in compliance with all covenants contained in this credit facility.

December 2015 Secured Revolving Credit Facility. On December 21, 2015 the company entered into a secured revolving credit facility with Nordea Bank AB and ABN Amro Bank N.V as agents, to provide financing for six vessels. The December 2015 secured revolving credit facility has a term of seven years from the loan arrangement date (expiring in December 2022) with a maximum principal amount of up to $290.0 million. Interest on amounts drawn is payable at a rate of U.S. LIBOR plus 210 basis points per annum. The aggregate fair market value of the collateral vessels must be no less than 125% of the aggregate outstanding borrowing under the facility. As of December 31, 2018, the facility was fully drawn with an amount still outstanding of $246.7 million which is repayable over 15 combined quarterly installments of $4.1 million with the final combined repayment of $185.1 million on December 21, 2022.

This loan facility is secured by first priority mortgages on each of; Navigator Aurora, Navigator Eclipse, Navigator Nova, Navigator Prominence, Navigator Luga and Navigator Yauza as well as assignments of earnings and insurances on these secured vessels. The financial covenants each as defined within the credit facility are: a) the maintenance at all times of cash and cash equivalents in an amount equal to or greater than (i) $25.0 million and (ii) 5 per cent of the total indebtedness; b) a ratio of EBITDA to interest expense of not less than 2:1 up to and including September 30, 2020, after which it will revert to 3:1; and c) maintain a ratio of total stockholders’ equity to total assets of not less than 30%. The Company also paid a commitment fee of 0.74% per annum based on any undrawn portion of the facility. As of December 31, 2018, the Company was in compliance with all covenants contained in this credit facility.

October 2016 Secured Term Loan and Revolving Credit Facility. On October 28, 2016 the company entered into a secured term loan and revolving credit facility with ABN Amro Bank N.V as agents as well as Nordea Bank AB, London Branch; DVB Bank SE and Skandinaviska Enskilda Banken AB to provide $130.0 million to refinance and extinguish the remaining debt under the 2011 secured term loan facility and the 2012 secured term loan facility; to provide $35 million as a newbuilding term loan to part finance Navigator Jorf, which was delivered in July 2017, and to provide a revolving credit facility of $55.0 million for general corporate purposes. The facility has a term of seven years from the first utilization date (expiring in December 2023) with a maximum principal amount of up to $220.0 million. As of December 31, 2018, the outstanding balance drawn on the secured term loan and newbuilding loan was $92.2 million which is repayable in 17 quarterly amounts of $4.1 million, followed by payments of $1.0 million, $0.5 million final repayment of $21.0 million. As of December 31, 2018, the Company had $55.0 million in available borrowing capacity under its October 2016 Secured Term Loan and Revolving Credit Facility

Interest on amounts drawn is payable at a rate of U.S. LIBOR plus 260 basis points per annum. The aggregate fair market value of the collateral vessels must be no less than 125% of the aggregate outstanding borrowing under the facility.

This facility is secured by first priority mortgages on each of: Navigator Gemini, Navigator Leo, Navigator Libra, Navigator Pegasus, Navigator Phoenix, Navigator Taurus and Navigator Jorf as well as assignments of earnings and insurances on these secured vessels. The financial covenants each as defined within the credit facility are: a) the maintenance at all times of cash and cash equivalents in an amount equal to or greater than (i) $25.0 million and (ii) 5 per cent of the total indebtedness; b) a ratio of EBITDA to interest expense of not less than 2:1 up to and including September 30, 2020, after which it will revert to 3:1; and c) maintain a ratio of total stockholders’ equity to total assets of not less than 30%. The Company also pays a commitment fee of 0.91% per annum based on any undrawn portion of the facility. As of December 31, 2018, the Company was in compliance with all covenants contained in this credit facility.

June 2017 Secured Term Loan and Revolving Credit Facility. On June, 2017 the company entered into a secured term loan and revolving credit facility with Nordea Bank AB (Publ.), Filial I Norge, BNP Paribas, DVB Bank America N.V., ING Bank N.V. London Branch and Skandinaviska Enskilda Banken AB (Publ.) for a maximum principal amount of $160.8 million (the “June 2017 Secured Term Loan and Revolving Credit Facility”), to re-finance our $270.0 million February 2013 secured term loan facility that was due to mature in February 2018 and for general corporate purposes. The facility has $100.0 million as a secured term loan and $60.8 million available in a revolving credit facility with a term of six years from the date of the agreement

(expiring in June 2023) with a maximum principal amount of up to $160.8 million. As of December 31, 2018, the outstanding balance drawn on the loan was $136.1 million which is repayable in 17 quarterly amounts of $4.1 million followed by a final repayment of $66.4 million. Interest on amounts drawn is payable at a rate of U.S. LIBOR plus 230 basis points per annum. The aggregate fair market value of the collateral vessels must be no less than 125% of the aggregate outstanding borrowing under the facility.

The facility is secured by first priority mortgages on each of Navigator Galaxy, Navigator Genesis, Navigator Grace, Navigator Gusto, Navigator Glory, Navigator Capricorn, Navigator Scorpio and Navigator Virgo, as well as assignment of earnings and insurances on these secured vessels. The financial covenants each as defined within the credit facility are: a) the maintenance at all times of cash and cash equivalents in an amount equal to or greater than (i) $25.0 million and (ii) 5 per cent of the total indebtedness; b) a ratio of EBITDA to interest expense of not less than 2:1 up to and including September 30, 2020, after which it will revert to 2.5:1; and c) maintain a ratio of total stockholders’ equity to total assets of not less than 30%. The Company also pays a commitment fee of 0.91% per annum based on any undrawn portion of the facility. As of December 31, 2018, the Company was in compliance with all covenants contained in this credit facility.

The following table shows the breakdown of secured term loan facilities and total deferred financing costs split between current and non-current liabilities as of December 31, 2017 and 2018:

	December 31, 2017	December 31, 2018
	(in thousands)
Current Liability
Current portion of secured term loan facilities	$(83,352)	$(70,600)
Less: current portion of deferred financing costs	1,793	1,743

Current portion of secured term loan facilities, net of deferred financing costs	$(81,559)	$(68,857)

Non-Current Liability
Secured term loan facilities and revolving credit facilities net of current portion	$(688,838)	$(605,138)
Less: non-current portion of deferred financing costs	7,180	5,462

Non-current secured term loan facilities and revolving credit facilities, net of current portion and non-current deferred financing costs	$(681,658)	$(599,676)

11. Senior Secured Bond

On November 2, 2018, the Company issued senior secured bonds in an aggregate principal amount of NOK 600 million with Nordic Trustee AS as the bond trustee (the “2018 Bonds”). The net proceeds are being used to part finance the Export Terminal Joint Venture. The 2018 Bonds are governed by Norwegian law and are listed on the Nordic ABM which is operated and organized by Oslo Børs ASA. The 2018 Bonds bear interest at a rate of 3-month NIBOR plus 6.0% per annum, calculated on a 360-day year basis and mature on November 2, 2023. Interest is payable quarterly in arrears on February 2, May 2, August 2 and November 2.

On the same date, the company entered into a cross-currency interest rate swap agreement with Nordea Bank Abp (“Nordea”), with a termination date of November 2, 2023, to run concurrently with the 2018 Bonds. The interest rate payable by the Company under this cross-currency interest rate swap agreement will be 6.608% plus 3-month U.S. LIBOR and the transfer of the principal amount fixed at $71.7 million upon maturity in exchange for NOK 600 million Please read Note 18 (Note 18 (Derivative Instruments) to the consolidated financial statements. For a description of our accounting policy in relation to the cross-currency interest rate swap, please read Note 2 (Summary of Significant Accounting Policies) to the consolidated financial statements.

The Company may redeem the 2018 Bonds, in whole or in part, at any time beginning on or after November 2, 2021. Any 2018 Bonds redeemed from November 2, 2021 until November 1, 2022, are redeemable at 102.4% of par, from November 2, 2022 until May 1, 2023, are redeemable at 101.5% of par, and from May 2, 2023 to the maturity date are redeemable at 100% of par, in each case, in cash plus accrued interest.

Additionally, upon the occurrence of a “Change of Control Event” (as defined in the 2018 Bond Agreement), the holders of 2018 Bonds have an option to require us to repay such holders’ outstanding principal amount of 2018 Bonds at 101% of par, plus accrued interest.

The financial covenants each as defined within the bond agreement are: (a) The issuer shall ensure that the Group (meaning “the Company and its subsidiaries”) maintains a minimum liquidity of no less than $25.0 million and (b) maintain a Group equity ratio of minimum 30% (as defined in the bond agreement). As of December 31, 2018, the Company was in compliance with all covenants for the 2018 Bonds.

The 2018 Bond Agreement provides that we may declare dividends from January 1, 2020, payable at the earliest from January 1, 2021 so long as such dividends do not exceed 50% of our cumulative consolidated net profits after taxes from January 1, 2020. The 2018 Bond Agreement also limits us and our subsidiaries from, among other things, entering into mergers and divestitures, engaging in transactions with affiliates or incurring any additional liens which would have a material adverse effect. In addition, the 2018 Bond Agreement includes customary events of default, including those relating to a failure to pay principal or interest, a breach of covenant, false representation and warranty, a cross-default to other indebtedness, the occurrence of a material adverse effect, or our insolvency or dissolution.

The following table shows the breakdown of our senior secured bond and total deferred financing costs as of December 31, 2017 and 2018:

	December 31, 2017	December 31, 2018
	(in thousands)
Senior Secured Bond
Total Bond	$—	$(69,337)
Less deferred financing costs	—	959

Total Bond, net of deferred financing costs	$—	$(68,378)

12. Senior Unsecured Bond

On February 10, 2017, the Company issued senior unsecured bonds in an aggregate principal amount of $100.0 million with Nordic Trustee AS as the bond trustee (the “2017 Bonds”). The net proceeds of the issuance of the 2017 Bonds, together with cash on hand, were used to redeem in full all of the Company’s outstanding 9.0% senior unsecured bonds. The 2017 Bonds are governed by Norwegian law and listed on the Nordic ABM which is operated and organized by Oslo Børs ASA. The 2017 Bonds bear interest at a rate of 7.75% per annum and mature on February 10, 2021. Interest is payable semi-annually in arrears on February 10 and August 10. The Company may redeem the 2017 Bonds, in whole or in part, at any time beginning on or after February 11, 2019. Any 2017 Bonds redeemed from February 11, 2019 up until February 10, 2020, are redeemable at 103.875% of par, from February 11, 2020 to August 10, 2020, are redeemable at 101.9375% of par, and from August 11, 2020 to the maturity date are redeemable at 100% of par, in each case, plus accrued interest.

The 2017 Bond Agreement contains an option to issue additional bonds up to a maximum issue amount of a further $100.0 million, at identical terms as the original bond issue, except that additional bonds may be issued at a different price.

The financial covenants each as defined within the bond agreement are: (a) The issuer shall ensure that the Group (meaning “the Company and its subsidiaries”) maintains a minimum liquidity of the greater of no less than $25.0 million; (b) to maintain an interest coverage ratio (as defined in the bond agreement) of not less than 2.25:1; and (c) maintain a Group equity ratio of minimum 30% (as defined in the bond agreement). As of December 31, 2018, the Company was in compliance with all covenants for the 2017 Bonds.

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

The following table shows the breakdown of our senior unsecured bond and total deferred financing costs as of December 31, 2017 and 2018:

	December 31, 2017	December 31, 2018
	(in thousands)
Senior Unsecured Bond
Total Bond	$(100,000)	$(100,000)
Less deferred financing costs	1,416	961

Total Bond, net of deferred financing costs	$(98,584)	$(99,039)

13. Earnings per Share

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

The calculation of both basic and diluted number of weighted average outstanding shares of:

	December 31, 2016	December 31, 2017	December 31, 2018
Net income/(loss) available to common stockholders (in thousands)	44,638	5,310	(5,739)
Basic weighted average number of shares	55,418,626	55,508,974	55,629,023
Effect of dilutive potential share options:	375,855	372,480	—

Diluted weighted average number of shares	55,794,481	55,881,454	55,629,023

*	Due to a loss for the year ended December 31, 2018, no incremental shares are included because the effect would be antidilutive.

14. Share-Based Compensation

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

Prior to closing of the Company’s initial public offering in November 2013, this 2008 Plan was frozen such that new awards will no longer be issued thereunder. However, any outstanding awards issued prior to the 2008 Plan being frozen shall continue to remain outstanding and extend beyond the date the 2008 Plan was frozen. Any future equity incentive awards will be granted under the new 2013 Long-Term Incentive Plan (the “2013 Plan”) entered into prior to the closing of the Company’s initial public offering.

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

Share awards

On March 20, 2018, the Company granted 29,898 restricted shares under the 2013 Plan to non-employee directors with a weighted average value of $12.04 per share. On November 28, 2018 the Company granted a further 5,000 shares to a newly appointed non-employee director with a weighted average value of $12.30. These restricted shares vest on the first anniversary of the grant date. On March 20, 2018 the Company granted 63,728 restricted shares to the Chief Executive Officer of the Company and a further 32,916 restricted shares were granted to officers and employees of the Company with a weighted average value of $12.04 per share. All these restricted shares vest on the third anniversary of the grant date.

During the year ended December 31, 2018, 28,194 shares that were previously granted under the 2013 Plan to non-employee directors with a weighted average grant value of $12.77 per share vested at a fair value of $325,641.

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

During the year ended December 31, 2017, 22,782 shares that were previously granted under the 2008 Plan at a weighted average grant value of $15.80 vested at a fair value of $305,279. During the year ended December 31, 2017, 2,500 shares that were previously granted under the 2013 Plan to an officer of the Company with an average grant value of $19.59 vested at a fair value of $24,888.

Restricted share grant activity for the year ended December 31, 2017 and 2018 was as follows:

	Number of non- vested restricted shares	Weighted average grant date fair value	Weighted average remaining contractual term	Aggregate intrinsic value
Balance as of January 1, 2017	75,120	$15.93	1.59 years	$698,616
Granted	93,675	12.77
Vested	(25,282)	16.17

Balance as of December 31, 2017	143,513	13.82	1.49 years	$1,413,603
Granted	131,542	12.04
Vested	(28,194)	12.77
Forfeit	(3,673)	14.16

Balance as of December 31, 2018	243,188	12.98	1.30 years	$2,285,967

Using the straight-line method of expensing the restricted stock grants, the weighted average estimated value of the shares calculated at the date of grant is recognized as compensation cost in the Statement of Income over the period to the vesting date. During the year ended December 31, 2018, the Company recognized $1,173,580 in share-based compensation costs relating to share grants (year ended December 31, 2017: $859,061). As of December 31, 2018, there was a total of $1,387,104 unrecognized compensation costs relating to the expected future vesting of share-based awards (December 31, 2017: $1,027,683) which are expected to be recognized over a weighted average period of 1.30 years (December 31, 2017: 1.49 years).

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

The movements in the existing share options during the years ended December 31, 2017 and 2018 were as follows:

Options	Number of non- vested options	Weighted average exercise price per share	Weighted average remaining contractual term years	Aggregate intrinsic value
Balance as of January 1, 2017	373,740	$21.54	7.70	—
Vested	(214,055)	24.19	—	—
Forfeited during the period	(5,000)	23.85	—	—

Balance as of December 31, 2017	154,685	17.80	6.70	$—
Vested	(148,387)	23.85	—	—
Forfeited during the period	(6,298)	—	—	—

Balance as of December 31, 2018	—	—	—	$—

On March 17, 2018, 153,185 share options granted on March 17, 2015 at an option price of $17.80 became exercisable. None of the options were exercised as of December 31, 2018. During the year ended December 31, 2018 and following the vesting of share options on March 17, 2018 a further 23,304 share options were forfeit.

On April 14, 2017, 194,055 share options granted previously at an option price of $24.29 became exercisable and on October 14, 2017, 20,000 share options became exercisable at an option price of $23.18.

During the year ended December 31, 2018, 18,506 of the share options that had previously vested as of December 31, 2017 were forfeited at a weighted average option price of $24.17. As of December 31, 2018, there were 343,936 share options vested and still outstanding.

During the year ended December 31, 2018, the Company recognized a credit of $99,902 in share-based compensation costs relating to the forfeiture of options granted under the 2013 Plan, which was recognized in general and administrative costs (year ended December 31, 2017: expense of $553,894). As of December 31, 2018, there was no unrecognized compensation costs (year ended December 31, 2017 $85,898) related to non-vested options under the 2013 Plan.

15. Commitments and Contingencies

The contractual obligations schedule set forth below summarizes our contractual obligations as of December 31, 2018.

	2019	2020	2021	2022	2023	Total
	(in thousands)
Ethylene terminal capital contributions *	92,500	21,500	—	—	—	114,000
Secured term loan facilities and revolving credit facilities	70,600	128,725	60,600	302,461	113,352	675,738
2017 Bonds	—	—	100,000	—	—	100,000
2018 Bonds **	—	—	—	—	71,697	71,697
Office operating leases	1,493	1,280	1,128	109	—	4,010

Total contractual obligations	$164,593	$151,505	$161,728	$302,570	$185,049	$965,445

*

On January 8, February 19, and March 22, 2019, the Company made capital contributions of $18.0 million, $3.5 million and $10.0 million respectively, reducing the remaining contributions required for 2019 from $92.5 million to $61.0 million for the Company’s portion of the capital cost for the construction of the Marine Export Terminal.

**

The Company has NOK 600 million of 2018 Bonds that mature in 2023 issued in the Norwegian Bond market (see Note 11 (Senior Secured Bond) to the consolidated financial statements). The Company has entered into a cross-currency interest rate swap agreement, to swap all interest and principal payments of the 2018 Bonds into U.S. Dollars, with the interest payments at 6.608% plus 3-month U.S. LIBOR and the transfer of the principal amount fixed at $71.7 million upon maturity in exchange for NOK 600 million (see Note 18 (Derivative Instruments) to the consolidated financial statements).

The Company occupies office space in London with a lease that commenced in January 2017 for a period of 10 years with a mutual break option in January 2022, which is the fifth anniversary from the lease commencement date. The gross rent per year is approximately $1.1 million.

The Company entered into a lease for office space in New York that commenced June 1, 2017 and expires on May 31, 2020. The annual gross rent under this lease is approximately $0.4 million, subject to certain adjustments.

The lease term for our representative office in Gdynia, Poland is for a period of five years commencing from April 2017. The gross rent per year is approximately $60,000.

16. Concentration of Credit Risks

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

As of December 31, 2018, 23 of the Company’s 38 operated vessels, were subject to time charters, 15 of which will expire within one year, two which will expire within three years, and six which will expire within nine years. The committed time charter income for financial years ending December 31, 2018, is as follows:

(in thousands)
2019:	$114,098
2020:	$77,370
2021:	$60,974
2022:	$43,961
2023:	$38,667
2024 onwards:	$69,810

During 2018, four charterers contributed 55.1% of the operating revenue, comprising 16.5%, 15.4%, 13.5%, and 9.7% (2017: four charterers contributed 55.1% of the operating revenue, comprising 16.5%, 16.3%, 11.9% and10.4%).

As of December 31, 2017, and 2018, all of the Company’s cash and cash equivalents and short-term investments were held by large financial institutions, highly rated by a recognized rating agency.

17. Income Taxes

Navigator Holdings Ltd and its vessel owning subsidiaries are incorporated in the Marshall Islands and under the laws of the Marshall Islands are not subject to tax on income or capital gains and no Marshall Islands withholding tax will be imposed on dividends paid by the Company to its stockholders. However, the Company’s UK, Polish and Singaporean subsidiaries are subject to local taxes.

	2016 (in thousands)	2017 (in thousands)	2018 (in thousands)
Net Income/(loss)	$44,638	$5,310	$(5,739)
Tax expense at statutory rate	$—	$—	$—

Total statutory tax charge	$—	$—	$—
Tax charge in UK subsidiaries	$669	$221	$254
Tax credit in Polish subsidiary	$—	$(130)	$(147)
Tax charge in Singapore subsidiary	$508	$306	$226

Total Tax charge	$1,177	$397	$333

18. Derivative Instruments

The Company uses derivative instruments in accordance with its overall risk management policy to mitigate our risk to the effects of unfavorable fluctuations in foreign exchange movements.

The Company entered into a cross-currency interest rate swap agreement concurrently with the issuance of its NOK-denominated Senior secured bonds (see Note 11 (Senior Secured Bond) to the consolidated financial statements) and pursuant to this swap, the Company receives the principal amount of NOK 600 million in exchange for a payment of a fixed amount of $71.7 million on the maturity date of the swap.

In addition, at each quarterly interest payment date, the cross-currency interest rate swap exchanges a receipt of floating interest of 6.0% plus 3-month NIBOR on NOK 600 million for a U.S. Dollar payment of floating interest of 6.608% plus 3-month U.S. LIBOR on the $71.7 million principal amount. The purpose of the cross-currency interest rate swap is to economically hedge the foreign currency exposure on the payments of interest and principal of the Company’s NOK-denominated 2018 Bonds due in 2023.

The cross-currency interest rate swap is remeasured to fair value at each reporting date. The fair value of this non-designated derivative instrument is presented in the Company’s consolidated balance sheet and the change in fair value is presented in the consolidated statement of income. As of December 31, 2018, the cross-currency interest rate swap had a fair value liability of $5.2 million and an unrealized loss of $5.2 million. There is no impact on the cash flows.

Foreign Exchange risk

Under U.S. GAAP, all foreign currency-denominated monetary assets and liabilities are revalued and are reported in the Company’s functional currency based on the prevailing exchange rate at the end of the period. These foreign currency transactions fluctuate based on the strength of the U.S. Dollar relative to the NOK and are included in our results of operations. The primary source of our foreign exchange gains and losses are the movements on our NOK-denominated 2018 Bonds, which we have mitigated through the cross-currency interest rate swap. The translation of all foreign currency-denominated monetary assets and liabilities at each reporting date results in unrealized foreign currency exchange differences but do not impact our cash flows.

Credit risk

The Company is exposed to credit loss in the event of non-performance by the counterparty to the cross-currency interest rate swap agreement. In order to minimize counterparty risk, the Company only enters into derivative transactions with counterparties that are reputable financial institutions, highly rated by a recognized rating agency.

19. Subsequent Events

In January 2019, February 2019 and March 2019, we contributed a further $18.0 million, $3.5 million and $10.0 million, respectively, to the Export Terminal Joint Venture, in addition to the $41.0 million contributed up to December 31, 2018, of our expected share of our expected $155.0 million share of the capital cost of the Marine Export Terminal from the company’s available cash resources and the proceeds of the 2018 Bonds.

On March 25, 2019 the Company entered into a secured term loan with Credit Agricole Corporate and Investment Bank, ING Bank N.V. London Branch and Skandinaviska Enskilda Banken AB (Publ.) for a maximum principal amount of $107.0 million (the “March 2019 Secured Term Loan”), to re-finance four of our vessels secured within our January 2015 secured term loan facility that was due to mature in June 2020. The repayment of the loan on the four vessels was $75.6 million, leaving net proceeds of $31.4 million for general corporate purposes. The facility has a term of six years from the date of the agreement and expires in March 2025. Under this agreement, liquidity must be no less (i) $35.0 million, or (ii) 5% of net debt or total debt, as applicable, whichever is greater; and the aggregate fair market value of the collateral vessels must be no less than 130% of the aggregate outstanding borrowing under the facility. Interest on amounts drawn is payable at a rate of U.S. LIBOR plus 240 basis points per annum.

On March 29, 2019, Navigator Ethylene Terminals LLC, a wholly-owned subsidiary of the Company (the “Marine Terminal Borrower”), entered into a Credit Agreement (the “Terminal Facility”) with ING Capital LLC and SG Americas Securities, LLC for a maximum principal amount of $75.0 million, to be used solely for the payment of project costs relating to our Marine Export Terminal. The Terminal Facility is comprised of an initial construction loan, followed by a term loan with a final maturity occurring on the earlier of (i) five years from completion of the Marine Export Terminal and (ii) December 31, 2025. The loans are subject to quarterly repayments of principal and interest beginning three months after the completion of the Marine Export Terminal. Interest on amounts drawn is payable at a rate of U.S. LIBOR plus 250 to 300 basis points per annum over the term of the facility, for interest periods of three or six months as selected by the Marine Terminal Borrower. The Terminal Facility includes events of default for the failure to achieve the completion of the Marine Export Terminal by December 31, 2020, the abandonment of all or substantially all activities relating to the Marine

Export Terminal for 90 consecutive days and if certain material contracts relating to the Marine Export Terminal are terminated, as well as customary events of default including those relating to a failure to pay principal or interest, a breach of covenant, representation or warranty, a cross-default to other indebtedness and non-compliance with security documents. The loans under the Terminal Facility are secured by first priority liens on the rights to the Marine Terminal Borrower’s distributions from the Marine Terminal Joint Venture, the Marine Terminal Borrower’s assets and properties and the company’s equity interests in the Marine Terminal Borrower.