Form 20-F/A
period 2019-12-31
Navigator Holdings Ltd.
filed 2020-05-22
CIK 1581804

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

Amendment No. 1

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

Item 17  ☐             Item 18   ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

EXPLANATORY NOTE

This Amendment No. 1 on Form 20-F/A (the “Amendment”) is being filed by Navigator Holdings Ltd. (the “Company”, “our”, “we”, “us”) to amend the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019, originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 11, 2020 (the “Original Filing”). The Company is filing this Amendment solely to state that the Original Filing was delayed in reliance on the SEC’s Order under Section 36 of the Securities Exchange Act of 1934 Modifying Exemptions From Reporting and Proxy Delivery Requirements For Public Companies (Release No. 34-88465 / March 25, 2020) (the “Order”), due to circumstances related to COVID-19, and to state the reasons why the Company could not file its Annual Report on Form 20-F for the fiscal year ended December 31, 2019 on a timely basis.

As previously disclosed on a Form 6-K filed by the Company on April 30, 2020, beginning with the fiscal year ended December 31, 2019, the Company’s independent public accounting firm is Ernst & Young LLP, whereas prior to that, the Company’s independent public accounting firm was KPMG LLP. Since it was the first year of the new independent public accounting firm auditing the Company, this resulted in a relatively more lengthy audit process, which, in turn, resulted in less time being available for the Company to address unexpected events, such as events and circumstancing arising from the COVID-19 pandemic. Further, due to the outbreak and spread of COVID-19, the Company’s management decided on March 18, 2020 to temporarily close all its representative offices and for all employees to work remotely from home for the foreseeable future, in accordance with authoritative advice, including from the government of the United Kingdom. Access restrictions, as well as the need for additional time to assess the current and potential future economic impact of COVID-19 on the Company’s business resulted in delays by the Company in the preparation of its financial statements, necessary for the completion of the audit procedures. In turn the Company was unable to complete its financial statements and prepare the Original Filing in time to be filed by the original due date of April 30, 2020.

Our considerations in assessing going concern include the negative impacts associated with our inability to undertake crew changes; potential delays in the loading and discharging operations of our vessels, vessel inspections and related certifications by class societies, oil majors or government agencies, drydocking of our vessels and construction delays at our terminal joint venture, due to worker health or quarantining or delays by key suppliers of goods or services; reduced cash flow and financial condition, including potential noncompliance with covenants in our bank and bond facilities; and potential deterioration in the financial condition of our customers or business partners, restricting their ability to fulfil their commitments to us or leading to them seeking to re-negotiate their commitments with us. The delays were further compounded by the closing of our offices and the logistical issues arising from our team working remotely due to the pandemic.

Except as described above, the Amendment does not amend any information set forth in the Original Filing or reflect any events that occurred subsequent to the filing of the Original Filing on May 11, 2020. Accordingly, the Amendment should be read in conjunction with the Original Filing and with the Company’s filings with the SEC subsequent to the Original Filing.

PART III

Item 19.	Exhibits

Exhibit Number	Description

12.1*	Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer.

12.2*	Rule 13a-14(a)/15d-14(a) Certification of Principal Financial Officer.

13.1*	Certification under Section 906 of the Sarbanes-Oxley Act of 2002 of the Principal Executive Officer.

13.2*	Certification under Section 906 of the Sarbanes-Oxley Act of 2002 of the Principal Financial Officer.

*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to its Annual Report on Form 20-F on its behalf.

NAVIGATOR HOLDINGS LTD.

Date: May 22, 2020	By:	/s/ Niall Nolan
	Name:	Niall Nolan
	Title:	Chief Financial Officer (Principal Financial Officer)

3