Form 20-F
period 2020-12-31
Navigator Holdings Ltd.
filed 2021-05-17
CIK 1581804

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2020
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
c/o NGT Services (UK) Ltd
10 Bressenden Place, London, SW1E 5DH, United Kingdom
Telephone: +44 20 7340 4850
(Address of Principal Executive Offices)
Niall Nolan
Chief Financial Officer
10 Bressenden Place, London, SW1E 5DH, United Kingdom
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
55,893,618 Shares of Common Stock
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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☒
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
of the Exchange Act).    Yes  ☐    No  ☒

NAVIGATOR HOLDINGS LTD.

i

Presentation of Information in this Annual Report
This annual report on Form 20-F for the year ended December 31, 2020, or this “annual report,” should be read in conjunction with our consolidated financial statements and notes thereto included in this annual report. Unless the context otherwise requires all references in this annual report to “Navigator Holdings,” “our,” “we,” “us” and the “Company” refer to Navigator Holdings Ltd., a Marshall Islands corporation. All references in this annual report to our wholly-owned subsidiary “Navigator Gas L.L.C.” refer to Navigator Gas L.L.C., a Marshall Islands limited liability company. As used in this annual report, unless the context indicates or otherwise requires, references to “our fleet” or “our vessels” include the 38 vessels we owned and operated as of December 31, 2020. As used in the annual report, “WLR Group” refers collectively to WL Ross & Co. LLC and certain of its affiliated investment funds and “BW Group” refers to BW Group Limited. On December 22, 2020, the WLR Group, our previous major shareholder, sold all of the 21,863,874 shares of our common stock then owned by the WLR Group to the BW Group.
Cautionary Statement Regarding Forward Looking Statements
This annual report contains certain forward-looking statements concerning plans and objectives of management for future operations or economic performance, or assumptions related thereto, including our financial forecast and statements concerning the anticipated transaction with Ultragas ApS, the anticipated terms and benefits thereof and the anticipated timing of completion thereof. In addition, we and our representatives may from time to time make other oral or written statements that are also forward-looking statements. Such statements include, in particular, statements about our plans, strategies, business prospects, changes and trends in our business and the markets in which we operate as described in this annual report. In some cases, you can identify the forward-looking statements by the use of words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” “scheduled,” or the negative of these terms or other comparable terminology. Forward-looking statements appear in a number of places in this annual report. These risks and uncertainties include, but are not limited to:

•	global epidemics or other health crises such as the outbreak of the novel coronavirus COVID-19 (“COVID-19”), including the impact on our business;

•	future operating or financial results;

•	pending acquisitions, business strategy and expected capital spending;

ii

•	operating expenses, availability of crew, number of off-hire days, drydocking requirements and insurance costs;

•	fluctuations in currencies and interest rates;

•	general market conditions and shipping market trends, including charter rates and factors affecting supply and demand;

•	our ability to continue to comply with all our debt covenants;

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

•
the availability and cost of low sulfur fuel oil compliant with the International Maritime Organization sulfur emission limit reductions, generally referred to as “IMO 2020,” which took effect January 1, 2020;

•
our vessels engaging in ship to ship transfers of liquified petroleum gas (“LPG”) or petrochemical cargoes which may ultimately be discharged in sanctioned areas or to sanctioned individuals without our knowledge;

•	changes in governmental rules and regulations or actions taken by regulatory authorities;

•	potential liability from future litigation;

•	our expectations relating to the payment of dividends;

•	our ability to successfully remediate any material weaknesses in our internal control over financial reporting and our disclosure controls and procedures;

•	our expectation regarding providing in-house technical management for certain vessels in our fleet and our success in providing such in-house technical management;

•
our expectations regarding the financial success of the ethylene export marine terminal at Morgan’s Point, Texas (the “Marine Export Terminal”) and our related 50/50 joint venture with Enterprise Products Partners L.P (the “Export Terminal Joint Venture”) or the Luna Pool (as defined below); and

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
The following table presents selected historical financial data for the years ended December 31, 2016, 2017, 2018, 2019 and 2020 which has been derived in part from our audited consolidated financial statements included elsewhere in this annual report and should be read together with and qualified in its entirety by reference to such audited consolidated financial statements.
The following table should be read together with “Item 5—Operating and Financial Review and Prospects.”

	Navigator Holdings
	Year Ended December 31,
	2016	2017	2018	2019	2020
	(in thousands, except per share data, fleet data and average daily results)
Income Statement Data:
Operating revenues	$294,112	$298,595	$310,046	$301,385	$319,665
Operating revenues—Luna Pool collaborative arrangements	—	—	—	—	12,830

Total operating revenues	$294,112	$298,595	$310,046	$301,385	$332,495
Operating expenses:
Brokerage commissions	5,812	5,368	5,142	4,938	5,095
Voyage expenses	42,201	55,542	61,634	55,310	63,372
Voyage expenses—Luna Pool collaborative arrangements	—	—	—	—	12,418
Vessel operating expenses	90,854	100,968	106,719	111,475	109,503
Depreciation and amortization	62,280	73,588	76,140	76,173	76,681
General and administrative costs	14,504	15,947	18,931	20,878	23,871
Other Income	—	—	—	—	(199)
Insurance recoverable from vessel repairs	504	—	—	—	—

Total operating expenses	216,155	251,413	268,566	268,774	290,741

Operating income	$77,957	$47,182	$41,480	$32,611	$41,754

Foreign currency exchange gain/(loss) on senior secured bonds	—	—	2,360	969	(1,931)
Unrealized (loss)/gain on non-designated derivative instruments	—	—	(5,154)	(615)	2,762
Loss on repayment of 7.75% senior unsecured bonds	—	—	—	—	(479)
Write off of deferred financing costs	—	—	—	(403)	(155)
Net interest expense	(32,142)	(41,475)	(44,054)	(47,691)	(40,672)

Income/(loss) before income taxes	$45,815	$5,707	$(5,368)	$(15,129)	$1,279
Income taxes	(1,177)	(397)	(333)	(352)	(617)
Share of result of equity accounted joint ventures	—	—	(38)	(1,126)	651

Net income/(loss)	$44,638	$5,310	$(5,739)	$(16,607)	$1,313
Net income attributable to non-controlling interest	—	—	—	(99)	(1,756)

Net income/(loss) attributable to stockholders of Navigator Holdings Ltd.	$44,638	$5,310	$(5,739)	$(16,706)	$(443)

	Navigator Holdings
	Year Ended December 31,
	2016	2017	2018	2019	2020
	(in thousands, except per share data, fleet data and average daily results)
Earnings /(loss) per share attributable to stockholders of Navigator Holdings Ltd.:
Basic	$0.81	$0.10	$(0.10)	$(0.30)	$(0.01)
Diluted	$0.80	$0.10	$(0.10)	$(0.30)	$(0.01)
Weighted average number of shares outstanding:
Basic	55,418,626	55,508,974	55,629,023	55,792,711	55,885,376
Diluted	55,794,481	55,881,454	55,629,023	55,792,711	55,885,376

	Navigator Holdings
	Year Ended December 31,
	2016	2017	2018	2019	2020
	(in thousands, except per share data, fleet data and average daily results)
Balance Sheet Data (at end of period):
Cash, cash equivalents and restricted cash	$57,272	$62,109	$71,515	$66,130	$59,271
Total assets	1,724,843	1,853,887	1,832,751	1,874,253	1,839,408
Total liabilities	768,363	890,674	877,641	934,351	897,013
Total Navigator Holdings Ltd. stockholders’ equity	956,480	963,213	955,110	939,803	940,540
Cash Flows Data:
Net cash provided by operating activities	$86,748	$75,921	$77,517	$49,700	$44,673
Net cash used in investing activities	(238,153)	(183,025)	(42,327)	(90,409)	(16,151)
Net cash provided by / (used in) financing activities	120,898	111,941	(25,784)	35,324	(35,381)
Fleet Data:
Weighted average number of vessels (2)	31.3	36.2	38.0	38.0	38.0
Ownership days (3)	11,463	13,228	13,870	13,870	13,908
Available days (4)	11,255	13,195	13,767	13,608	13,684
Operating days (5)	9,888	11,564	12,247	11,813	11,880
Fleet utilization (6)	87.9%	87.6%	89.0%	86.8%	86.8%
Average Daily Results:
Time charter equivalent rate (7)	$25,476	$21,018	$20,284	$20,831	$21,573
Daily vessel operating expenses (8)	$7,925	$7,635	$7,694	$8,037	$7,873
Other Data:
EBITDA (1)	$140,237	$120,770	$114,788	$107,609	$119,283
Adjusted EBITDA (1)	$140,237	$120,770	$117,582	$107,801	$124,237

(1)
EBITDA and Adjusted EBITDA are not measurements prepared in accordance with U.S. GAAP
(non-GAAP
financial measures). EBITDA represents net income before net interest expense, income taxes and depreciation and amortization. We define Adjusted EBITDA as EBITDA before foreign currency exchange gain or loss on senior secured bonds, unrealized gain or loss on non-designated
derivative instruments, loss on repayment of senior unsecured bonds and the write off deferred financing costs. Management believes that EBITDA and Adjusted EBITDA are useful to investors in evaluating the operating performance of the Company. EBITDA and Adjusted EBITDA do not represent and should not be considered as alternatives to consolidated net income, cash generated from operations or any measure prepared in accordance with U.S. GAAP, and our calculation of EBITDA and Adjusted EBITDA may not be comparable to that reported by other companies.

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
The following table sets forth a reconciliation of EBITDA and Adjusted EBITDA to net income / (loss), our most directly comparable U.S. GAAP financial measure, for the periods presented:

	Navigator Holdings
	Year Ended December 31,
	2016	2017	2018	2019	2020
	(in thousands)
Net income/(loss)	$44,638	$5,310	$(5,739)	$(16,607)	$1,313
Net interest expense	32,142	41,475	44,054	47,691	40,672
Income taxes	1,177	397	333	352	617
Depreciation and amortization	62,280	73,588	76,140	76,173	76,681

EBITDA	$140,237	$120,770	$114,788	$107,609	$119,283
Foreign currency exchange gain on senior secured bonds	—	—	(2,360)	(969)	1,931
Unrealized loss on non-designated derivative instruments	—	—	5,154	615	(2,762)
Loss on repayment of 7.75% senior secured bonds	—	—	—	—	479
Write off of deferred financing costs	—	—	—	403	155

Adjusted EBITDA	$140,237	$120,770	$117,582	$107,658	$119,086

(2)	We calculate the weighted average number of vessels during a period by dividing the number of total ownership days during that period by the number of calendar days during that period.
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

(7)
Time charter equivalent, (“TCE”), rate is a measure of the average daily revenue performance of a vessel. TCE is not calculated in accordance with U.S. GAAP. For all charters, we calculate TCE by dividing total operating revenues (excluding collaborative arrangements), less any voyage expenses (excluding collaborative arrangements), by the number of operating days for the relevant period. TCE rates exclude the effects of the collaborative arrangements, as operating days and fleet utilization, on which TCE rates are based, are calculated for our owned vessels, and not the average of all Pool vessels. Under a time charter, the charterer pays substantially all of the vessel voyage related expenses, whereas for voyage charters, also known as spot market charters, we pay all voyage expenses. TCE rate is a shipping industry performance measure used primarily to compare period-to-period
changes in a company’s performance despite changes in the mix of charter types (i.e., spot charters, time charters and contracts of affreightment (“COAs”)) under which the vessels may be employed between the periods. We include average daily TCE rate, as we believe it provides additional meaningful information in conjunction with net operating revenues, because it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. Our calculation of TCE rate may not be comparable to that reported by other companies.

The following table represents a reconciliation of TCE rate to operating revenues, the most directly comparable financial measure calculated in accordance with U.S. GAAP for the periods presented:

	Year Ended December 31,
	2016	2017	2018	2019	2020
	(in thousands, except operating days and average daily time charter equivalent rate)
Fleet Data:
Operating revenues (excluding collaborative arrangements)	$294,112	$298,595	$310,046	$301,385	$319,665
Voyage expenses (excluding collaborative arrangements)	42,201	55,542	61,634	55,310	63,372

Operating revenues less Voyage expenses	251,911	243,053	248,412	246,075	256,293
Operating days	9,888	11,564	12,247	11,813	11,880
Average daily time charter equivalent rate	$25,476	$21,018	$20,284	$20,831	$21,573

(8)	Daily vessel operating expenses are calculated by dividing vessel operating expenses by ownership days for the relevant time period.

B.	Capitalization and Indebtedness
Not applicable.

C.	Reasons for the Offer and Use of Proceeds
Not applicable.

D.	Risk Factors
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

Risk Factor Summary
The risk factors summarized and detailed below could materially and adversely affect our business, our financial condition, our operating results and the trading price of our common stock. These material risks include, but are not limited to, those relating to:

•	Charter rates for liquefied gas carriers are cyclical in nature

•
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

•	We are partially dependent on voyage charters in the spot market, and any decrease in spot charter rates in the future may adversely affect our earnings.

•	We operate several of our vessels through the Luna Pool. Failure by the Luna Pool to find profitable employment for these vessels could adversely affect our operations.

•	We may be unable to charter our vessels at attractive rates.

•	A significant portion of our revenues from a limited number of customers.

•	The demand for liquefied gases and the seaborne transportation of liquefied gases may not grow.

•
The expected growth in the supply of petrochemical gases, including ethane and ethylene, available for seaborne transport may not materialize, which would deprive us of the opportunity to obtain premium charters for petrochemical cargoes.

•
The market values of our vessels may decline if market conditions deteriorate. This could cause us to incur impairment charges, which could potentially cause us to breach covenants in our debt facilities.

•	Over the long-term, we will be required to make substantial capital expenditures to preserve the operating capacity of, and to grow, our fleet.

•
We may be unable to make, or realize the expected benefits from, acquisitions and the failure to successfully implement our growth strategy through acquisitions could adversely affect our business, financial condition and operating results.

•
From time to time, we may selectively pursue new strategic acquisitions or ventures we believe to be complementary to our seaborne transportation services and any strategic transactions that are a departure from our historical operations could present unforeseen challenges and result in a competitive disadvantage relative to our more-established competitors.

•	We may be unable to realize the expected benefits from our investment in the Marine Export Terminal in the U.S. Gulf.

•	We operate in countries which can expose us to political, governmental and economic instability.

•	If our vessels call on ports located in countries that are subject to restrictions imposed by the U.S. government, our reputation and the market for our securities could be adversely affected.

•	Operating our vessels in sanctioned areas or chartering our vessels to sanctioned individuals or entities could harm us.

•	We provide in-house technical management for certain vessels in our fleet which may impose significant additional responsibilities on our management and staff.

•	A fluctuation in fuel prices may adversely affect our charter rates for time charters and our cost structure for voyage charters and COAs.

•	The required drydocking of our vessels could have a more significant adverse impact on our revenues than we anticipate.

•	Our operating costs are likely to increase in the future as our vessels age.

•
The operation of ocean going vessels entails the possibility of marine disasters including damage or destruction of the vessel due to natural disasters, accident, the loss of a vessel due to piracy or terrorism, damage or destruction of cargo and similar events that may cause a loss of revenue from affected vessels and damage our business reputation.

•	The loss of or inability to operate any of our vessels would result in a significant loss of revenues and cash flow.

•	Adverse global economic conditions or outbreaks of epidemic and pandemic diseases could have a material adverse effect on our business, financial condition and operating results.

•	Due to our lack of vessel diversification, adverse developments in the seaborne liquefied gas transportation business could adversely affect our business, financial condition and operating results.

•
If in the future our business activities involve countries, entities or individuals that are subject to restrictions imposed by the U.S. or other governments, we could be subject to enforcement action and our reputation and the market for our common stock could be adversely affected.

•
Failure to comply with the U.S. Foreign Corrupt Practices Act, the UK Bribery Act and other anti-bribery legislation in other jurisdictions could result in fines, criminal penalties, contract termination and an adverse effect on our business.

•	We rely on our information systems to conduct our business, and failure to protect these systems against security breaches could disrupt our business and adversely affect our results of operations.

•	Our business is subject to complex and evolving laws and regulations regarding privacy and data protection.

•	Maritime claimants could arrest our vessels, which could interrupt our cash flow.

•	A shortage of qualified officers would make it more difficult to crew our vessels and increase our operating costs. If a shortage were to develop, it could impair our ability to operate.

•	Compliance with safety and other vessel requirements imposed by classification societies may be very costly.

•
Delays in deliveries of newbuildings or acquired vessels, or deliveries of vessels with significant defects, could harm our operating results and lead to the termination of any related charters that may be entered into prior to their delivery.

•	Our growth depends on our ability to expand relationships with existing customers and obtain new customers, for which we will face substantial competition.

•	The marine transportation industry is subject to substantial environmental and other regulations, which may limit our operations and increase our expenses.

•	Climate change and greenhouse gas restrictions may adversely impact our operations and markets.

•	Changes in the law and regulations relating to the use of, or a decrease in the demand for, single use plastics and waste plastics could adversely impact our business.

•
Marine transportation is inherently risky. An incident involving significant loss of product or environmental contamination by any of our vessels could adversely affect our reputation, business, financial condition and operating results.

•	Competition from more technologically advanced liquefied gas carriers could reduce our charter hire income and the value of our vessels.

•	Acts of piracy on any of our vessels or on ocean going vessels could adversely affect us.

•	Terrorist attacks, increased hostilities, piracy or war could lead to further economic instability, increased costs and disruption of business.

•	Exposure to currency exchange rate fluctuations results in fluctuations in cash flows and operating results.

•	Our insurance may be insufficient to cover losses that may occur to our vessels or result from our operations.

•
Restrictive covenants in our secured term loan facilities and revolving credit facilities and in our secured and unsecured bonds and our Terminal Facility impose, and any future debt facilities will impose, financial and other restrictions on us.

•
The secured term loan facilities and the Terminal Facility are reducing facilities. The required repayments under the secured term loan facilities and the Terminal Facility may adversely affect our business, financial condition and operating results.

•	Our consolidated variable interest entity may enter into different financing arrangements.

•	If interest rates increase, it will affect the interest rates under our credit facilities, which could affect our operating results.

•
The derivative contracts we have or may enter into to hedge our exposure to fluctuations in interest rates could result in higher than market interest rates and reductions in our shareholders’ equity, as well as charges against our income.

•	Our business depends upon certain key employees.

•	Our major shareholder may exert considerable influence on the outcome of matters on which our shareholders will be entitled to vote, and its interests may be different from yours.

•	We are a holding company, and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations.

•	We may issue additional equity securities without your approval, which would dilute your ownership interests.

•	Future sales of our common stock could cause the market price of our common stock to decline.

•	We have no current plans to pay dividends on our common stock. Consequently, your only opportunity to achieve a return on your investment is if the price of our common stock appreciates.

•	The obligations associated with being a public company requires significant resources and management attention.

•
We have identified a material weakness in our internal control over financial reporting. If we identify additional material weaknesses in the future or otherwise fail to maintain effective internal control over financial reporting, it could result in material misstatements of our financial statements.

•	We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

•	We are incorporated in the Republic of the Marshall Islands, which does not have a well-developed body of corporate law.

•	Because we are a Marshall Islands corporation, it may be difficult to serve us with legal process or enforce judgments against us, our directors or our management.

•	Provisions of our articles of incorporation and bylaws may have anti-takeover effects.

•	We may be subject to additional taxes, which could adversely impact our business and financial results.

•	U.S. tax authorities could treat us as a “passive foreign investment company,” which could have adverse U.S. federal income tax consequences to U.S. shareholders.

•	We may have to pay tax on U.S. source income with respect to the operation of our vessels, and business conducted within the United States, which would reduce our cash flow.
In addition, risks not presently known to us or risks that we currently deem immaterial could materially and adversely affect our business, financial condition, results of operations and the trading price of our common units.
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
The charter rates we receive will be dependent upon, among other things:

•	changes in the supply of vessel capacity for the seaborne transportation of liquefied gases, which is influenced by the following factors:

•	the number of newbuilding deliveries and the ability of shipyards to deliver newbuildings by contracted delivery dates and capacity levels of shipyards;

•	the scrapping rate of older vessels;

•	the number of vessels that are out of service, as a result of vessel casualties, repairs and drydockings;

•	changes in environmental and other regulations that may limit the useful lives of vessels; and

•	changes in liquefied gas carrier prices.

•	changes in the level of demand for seaborne transportation of liquefied gases, which is influenced by the following factors:

•	the level of production of liquefied gases in net export regions;

•	the level of demand for liquefied gases in net import regions such as Asia, Europe, Latin America and India;

•	the level of internal demand for petrochemicals to supply integrated petrochemical facilities in net export regions;

•	a reduction in global demand for petrochemicals due to ecological or environmental concerns about the use of single use plastics and waste plastics;

•	a reduction in global or general industrial activity specifically in the plastics and chemical industry;

•	changes in the cost of petroleum and natural gas from which liquefied gases are derived;

•	prevailing global and regional economic conditions;

•
political changes and armed conflicts in the regions traveled by our vessels and the regions where the cargoes we carry are produced or consumed that interrupt production, trade routes or consumption of liquefied gases and associated products;

•	developments in international trade;

•	the distances between exporting and importing regions over which liquefied gases are to be transported by sea;

•	infrastructure to support seaborne liquefied gases, including pipelines, railways and terminals;

•	the availability of alternative transportation means, including pipelines;

•	changes in seaborne and other transportation patterns; and

•	changes in environmental and other regulations that may limit the production or consumption of liquefied gases.
Adverse changes in any of the foregoing factors could have an adverse effect on our revenues, profitability, liquidity, cash flow and financial position.
We are partially dependent on voyage charters in the spot market, and any decrease in spot charter rates in the future may adversely affect our earnings.
We currently own and operate a fleet of 38 vessels, some of which are employed in the spot market, exposing us to fluctuations in spot market charter rates.
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
We operate several of our vessels through the Luna Pool. Failure by the Luna Pool to find profitable employment for these vessels could adversely affect our operations.
In April 2020, we formed the Luna Pool (the “Luna Pool”), collaborative arrangements that include revenue from time charters, voyage charters and COAs from the vessels in the pool and from which we share in the pool net revenues generated by the other participant’s vessels in the pool as well as the other participant sharing in the pool net revenues generated by our participating vessels. The Luna Pool, which comprises nine of our ethylene vessels and five ethylene vessels from Pacific Gas Pte. Ltd., focuses on the transportation of ethylene and ethane. Our wholly-owned subsidiary, NGT Services (UK) Limited, is the commercial and accounting manager of the Luna Pool. If the Luna Pool is not able to find profitable employment or re-deploy
our or any of the other pool participants’ vessels, we will receive reduced or no revenues from the Luna Pool. A sustained decline in charter or spot rates or a failure by the Luna Pool to successfully charter participating vessels could have a material adverse effect on our results of operations and our ability to meet our financing obligations.
We may be unable to charter our vessels at attractive rates, which would have an adverse impact on our business, financial condition and operating results.
Payments under our charters represent substantially all of our operating cash flow. Our time charters expire on a regular basis. If demand for liquefied gas carriers has declined at the time that our charters expire, we may not be able to charter our vessels at favorable rates or at all. If more vessels are added to the overall fleet through newbuilding programs, charter rates may reduce. In addition, while longer-term charters would become more attractive to us at a time when charter rates are declining, our customers may not want to enter into longer-term charters in such an environment. As a result, if our charters expire at a time when charter rates are declining, we may have to accept charters with lower rates or shorter terms than would be desirable. Furthermore, we may be unable to charter our vessels immediately after the expiration of their charters resulting in periods of non-utilization
for our vessels. Our inability to charter our vessels at favorable rates or terms or at all would adversely impact our business, financial condition and operating results. Please read “Item 4—Information on the Company—Business Overview—Our Fleet.”
A significant portion of our revenues are from a limited number of customers.
We have derived, and believe that we will continue to derive, a significant portion of our revenues from a limited number of customers. Our customers include major oil and gas companies, chemical companies, energy trading companies, state owned oil companies and various other entities that depend upon marine transportation. Two of our customers accounted for more than 10.0% each, and in aggregate, 25.1% of our consolidated revenues during the year ended December 31, 2020, equivalent to $80.6 million of our total revenue. During the year ended December 31, 2019, four of our customers accounted for more than 10.0% each, and in aggregate, 54.1% of our consolidated revenues, equivalent to $163.5 million of our total revenue. The loss of any significant customer or a substantial decline in the amount of services requested by a significant customer, or the inability of a significant customer to pay for our services, could have a material adverse effect on our business, financial condition and results of operations.
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
The market value of liquefied gas carriers fluctuates. While the market values of our vessels have declined as a result of the most recent market downturn, they still remain subject to a potential significant further decline depending on a number of factors including, among other things: energy and environmental efficiency of our vessels, general economic and market conditions affecting the shipping industry, prevailing charter rates, competition from other shipping companies, other modes of transportation, other types, sizes and age of vessels, shipyard capacity and the cost of newbuildings and applicable governmental regulations.
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
Furthermore, our loan agreements have covenants relating to asset values, whereby if vessel values were to reduce to below those set out in the covenants, a breach would occur and cause the loan amounts to be immediately repayable. This could have a material adverse effect on our business, financial condition and operating results.
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

We estimate that drydocking expenditures can cost up to $2.0 million per vessel per drydocking, although these expenditures could vary significantly from quarter to quarter and year to year and could increase as a result of changes in:

•	the location and required repositioning of the vessel;

•	the cost of labor and materials;

•	the types of vessels in our fleet;

•	the age of the vessels in our fleet;

•	governmental regulations and maritime self-regulatory organization standards relating to safety, security or the environment;

•	competitive standards; and

•	high demand for drydock usage.
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
Our growth strategy may include selectively acquiring existing liquefied gas carriers or newbuildings and investing in complementary assets. Factors such as competition from other companies, many of which have significantly greater financial resources than we do, could reduce our acquisition and investment opportunities or cause us to pay higher prices.
On April 12, 2021, we announced the signing of a
non-binding
Letter of Intent with Ultranav to merge Ultragas’ fleet and business activities with Navigator. The transaction is subject to the execution of a definitive share purchase agreement, approval by the boards of directors of both Navigator and Ultragas, regulatory approvals and other customary closing conditions. The parties anticipate closing the transaction by the end of the second quarter of 2021. There can be no assurance that a definitive share purchase agreement relating to the transaction will be executed or that the transaction will be completed on the terms anticipated or at all.
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
There are a number of factors that could impact our ability to benefit from the Marine Export Terminal on a timely basis or at all, or at the level we anticipate, including, among others, the following:

•	any inability of the Marine Export Terminal to operate due to operational issues;

•	any inability of the Marine Export Terminal to operate due to adverse weather conditions or due to damage as a result of storms, flooding or other adverse weather events; and

•	any existing customers not renewing their contracts at the end of their existing terms, or any inability of the Marine Export Terminal to otherwise obtain or maintain fully committed throughput.
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
Our operations are conducted in many jurisdictions outside of the United States, and may be affected by economic, political and governmental conditions in the countries where we engage in business or where our vessels are registered. Any disruption caused by these conditions could adversely affect our business, financial condition and operating results. We derive some of our revenues from transporting gas cargoes from, to and within politically unstable regions. Conflicts in these regions have included attacks on ships and other efforts to disrupt shipping. In addition, vessels operating in some of these regions have been subject to piracy. Hostilities or other political instability in regions where we operate or may operate could have a material adverse effect on our business, financial condition and operating results. In addition, tariffs, trade embargoes and other economic sanctions by the United States or other countries against countries where we engage in business may limit, restrict or prohibit our trading activities with those countries, which could also harm our business. Finally, a government could requisition one or more of our vessels, which is most likely during a war or national emergency. Any such requisition would cause a loss of the vessel and would harm our business, financial condition and operating results.
If our vessels call on ports located in countries that are subject to restrictions imposed by the U.S. government, or perform ship to ship transfers of cargoes to other vessels that may call on ports located in countries that are subject to restrictions imposed by the U.S. government, our reputation and the market for our securities could be adversely affected.
Although no vessels owned or operated by us have called on ports located in countries subject to comprehensive sanctions and embargoes imposed by the U.S. government and other authorities or countries identified by the U.S. government or other authorities as state sponsors of terrorism, such as Cuba, Iran, North Korea, Sudan, Syria and the Crimean region of Ukraine, in the future our vessels may call on ports in these countries from time to time on charterers’ instructions in violation of contractual provisions that prohibit them from doing so. In addition, our vessels do not knowingly engage in ship to ship transfers of LPG or petrochemical cargoes which may ultimately be discharged in sanctioned areas or to sanctioned individuals. Sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time.
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
Our charterers, or vessels to which we engage in ship to ship transfers of cargoes, may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels and those violations could in turn negatively affect our reputation or the ability of our charters to meet their obligations to us or result in fines, penalties or sanctions.
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
Furthermore, if any of our customers were to become a sanctioned entity, the charterparty would end immediately and become void which could lead to one or more vessels being redelivered to us, ending what may be a long-term charter commitment. For example, as a result of OFAC designating Petróleos de Venezuela S.A., or “PDVSA” as such in 2019, we had to prematurely terminate long term time charters on two of our vessels.
We provide
in-house
technical management for certain vessels in our fleet which may impose significant additional responsibilities on our management and staff.
We currently provide
in-house
technical management for 17 of the 38 vessels in our fleet. Providing in-house
technical management for any vessel in our fleet may impose significant additional responsibilities on our management and staff.
The cost of providing
in-house
technical management for those vessels may be higher than if they were managed by our third party technical managers, as we do not have the benefits of economics of scale with only 17 vessels under in-house
technical management, compared to our third party managers who may have hundreds of vessels under their management.
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
Bunker fuel prices have reduced significantly over the past year, primarily as a result of
COVID-19,
despite the introduction of the new requirement for low sulfur bunker fuel as of January 1, 2020 under IMO 2020, absent the installation of scrubbers. We have not installed scrubbers on board our vessels, which remove sulfur oxides from exhaust gases, enabling the consumption of cheaper high sulfur bunker fuel. If bunker prices increase again, our customers may be less willing to enter into time charters under which they bear the full risk of bunker fuel price increases, or may shorten the periods for which they are willing to make such commitments. Under voyage charters and COAs, we bear the cost of bunker fuel used to power our vessels which could reduce our profitability and adversely affect our results of operations.
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
In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. As our vessels age, we will incur increased costs. Older vessels are typically less fuel-efficient and more costly to maintain than newer vessels due to improvements in engine technology. If equipment on board becomes obsolete and it is not cost effective to repair it, such equipment would have to be replaced. Governmental regulations, including energy and environmental efficiencies, safety or other equipment standards related to the age of vessels may also require expenditures for alterations, or the addition of new equipment, to our vessels to comply. These laws or regulations may also restrict the type of activities in which our vessels may engage or limit their operation in certain geographic regions. We cannot assure you that, as our vessels age, market conditions will justify those expenditures or enable us to operate our vessels as profitably as our younger vessels during the remainder of their expected useful lives.
The operation of ocean going vessels entails the possibility of marine disasters including damage or destruction of the vessel due to natural disasters, accident, the loss of a vessel due to piracy or terrorism, damage or destruction of cargo and similar events that may cause a loss of revenue from affected vessels and damage our business reputation, which may in turn lead to loss of business.
The operation of ocean going vessels entails certain inherent risks that may materially adversely affect our business and reputation, including:

•	damage or destruction of vessel due to natural disasters;

•	damage or destruction of vessel due to marine disasters such as a collision;

•	the loss of a vessel due to piracy and terrorism;

•	cargo and property losses or damage as a result of the foregoing or less drastic causes such as human error, cargo contamination, mechanical failure, grounding, fire, explosions and bad weather;

•	environmental accidents as a result of the foregoing;

•	risks to the onboard vessel management personnel as a result of the foregoing; and

•	business interruptions and delivery delays caused by mechanical failure, human error, war, terrorism, political action in various countries, labor strikes or adverse weather conditions.
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
Outbreaks of epidemics and pandemics could have a material adverse effect on our business, financial condition and operating results.
Our operations are subject to risks related to outbreaks of infectious diseases. Epidemics, pandemics or other health crises, such as the recent outbreak of
COVID-19,
as well as other potential outbreaks of infectious diseases in the future, may negatively affect economic conditions or restrict the seaborne transportation of products, including LPG and petrochemical products.

During the outbreak of
COVID-19,
governments throughout the world imposed travel bans, quarantines and other emergency public health measures. Those measures, though temporary in nature, may continue for longer than anticipated. As a result of these measures, there may be a reduction in the demand for LPG or petrochemicals regionally or globally, including as a result of a shutdown in the infrastructure of countries if the outbreak persists. Any restriction on the ability to transport LPG and petrochemicals to countries or continents could adversely affect our business, financial condition and operating results, principally through reduced revenues and resultant reduced cashflows. This may affect our ability to comply with our loan covenant obligations.
Although there are numerous national vaccine programs being developed and distributed to the world’s population, the full effects of the vaccines and their ability to combat different mutations or strains of the virus are not fully known and therefore the ultimate longevity of the
COVID-19
pandemic is uncertain and an estimate of its ultimate likely impact cannot be made with certainty at this time.
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
If in the future our business activities involve countries, entities or individuals that are subject to restrictions imposed by the U.S. or other governments, we could be subject to enforcement action and our reputation and the market for our common stock could be adversely affected.
The tightening of U.S. sanctions in recent years has affected
non-U.S.
companies. In particular, sanctions against Iran have been significantly expanded. In 2012 the U.S. signed into law the Iran Threat Reduction and Syria Human Rights Act of 2012 (“TRA”), which placed further restrictions on the ability of
non-U.S.
companies to do business or trade with Iran and Syria. A major provision in the TRA is that issuers of securities must disclose to the U.S. Securities and Exchange Commission, or the “SEC,” in their annual and quarterly reports if the issuer or “any affiliate” has “knowingly” engaged in certain activities involving Iran during the timeframe covered by the report. This disclosure obligation is broad in scope in that it requires the reporting of activity that would not be considered a violation of U.S. sanctions as well as violative conduct, and is not subject to a materiality threshold. The SEC publishes these disclosures on its website and the President of the United States must initiate an investigation in response to all disclosures.
In addition to the sanctions against Iran, the U.S. also maintains sanctions that target other countries, entities and individuals. Although
non-U.S.
persons generally are not subject to these sanctions, they can be held liable if they engage in transactions completed in part in the United States or by U.S. persons (for example, by wiring an international payment that clears through a U.S. financial institution). In addition, the U.S. maintains certain indirect, or secondary, sanctions that provide authority for the imposition of U.S. sanctions on
non-U.S.
persons that engage in certain sanctionable conduct that need to be considered by
non-U.S.
companies. It should also be noted that other governments have implemented versions of U.S. sanctions. We believe that we are in compliance with all applicable sanctions and embargo laws and regulations imposed by the U.S., the United Nations and European Union countries and intend to maintain such compliance. However, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Violations of U.S. sanctions via transactions with a U.S. jurisdictional nexus can result in substantial civil or criminal penalties. A range of sanctions may be imposed on
non-U.S.
companies that engage in sanctionable activities within the scope of U.S. secondary sanctions, up to and including the blocking of any property subject to U.S. jurisdiction in which the sanctioned company has an interest, which effectively results in a prohibition on transactions or dealings involving securities of the sanctioned company or the sanctioned company losing access to the U.S. financial system.
Any such violation could also result in fines or other penalties and could result in some investors deciding, or being required, to divest their interest, or not to invest, in our common stock. Additionally, some investors may decide to divest their interest, or not to invest, in our common stock simply because we may do business with companies that do business in sanctioned countries. Investor perception of the value of our common stock may also be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.
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
We rely on information technology systems and networks in our operations, and those of our third-party technical managers and other providers, including processing, transmitting and storing electronic and financial information, communication with our vessels and the administration of our business. Information systems are vulnerable to security breaches by computer hackers and cyber terrorists and our operations could be targeted by individuals or groups seeking to sabotage or disrupt our information technology systems and networks, or to steal data. A successful cyber-attack could materially disrupt our operations, including the safety of our operations, or lead to unauthorized release of information or alteration of information on our systems. Any such attack or other breach of our information technology systems could have a material adverse effect on our business, operating results, financial condition, our reputation, or cash flows. In addition, the unavailability of the information systems or the failure of these systems to perform as anticipated including any failure in disaster recovery plans or data backups for us or our third-party technical managers for any reason could disrupt our business. We may be required to incur significant additional costs to remediate, modify or enhance our information technology systems or to try to prevent any such attacks.
Our business is subject to complex and evolving laws and regulations regarding privacy and data protection (“data protection laws”).
The regulatory environment surrounding data privacy and protection is constantly evolving and can be subject to significant change. Laws and regulations governing data privacy and the unauthorized disclosure of confidential information, including the European Union General Data Protection Regulation and the California Consumer Privacy Act, pose increasingly complex compliance challenges and potentially elevate our costs. Any failure, or perceived failure, by us to comply with applicable data protection laws could result in proceedings or actions against us by governmental entities or others, subject us to significant fines, penalties, judgments and negative publicity, require us to change our business practices, increase the costs and complexity of compliance, and adversely affect our business. As noted above, we are also subject to the possibility of cyber-attacks, which themselves may result in a violation of these laws.
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
Our liquefied gas carriers require technically skilled officers with specialized training. As the world liquefied gas carrier fleet and the liquefied natural gas, or “LNG,” carrier fleet grows, the demand for such technically skilled officers increases and could lead to a shortage of such personnel. If our crewing managers were to be unable to employ such technically skilled officers, they would not be able to adequately staff our vessels and effectively train crews. The development of a deficit in the supply of technically skilled officers or an inability of our crewing managers to attract and retain such qualified officers could impair our ability to operate and increase the cost of crewing our vessels and, thus, materially adversely affect our business, financial condition and operating results. Please read “Item 4—Information on the Company—Business Overview—Crewing and Staff.”
Compliance with safety and other vessel requirements imposed by classification societies may be very costly and could adversely affect our business, financial condition and operating results.
The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations and in accordance with the country of registry of the vessel and the Safety of Life at Sea Convention (SOLAS). Our vessels are currently enrolled with DNV GL Group AS.
As part of the certification process, a vessel must undergo annual surveys, intermediate surveys and special surveys. A vessel’s machinery is subject to a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. All of the vessels in our existing fleet operate a planned maintenance system, or “PMS,” and as such the classification society attends on-board
once every year to survey
on-board
equipment, ensuring all equipment subject to survey, is surveyed once in every 5 year period. Each of the vessels in our fleet must dry dock every five years for underwater hull survey. An intermediate in water survey is conducted every 2~3 years, using an approved diving company in the presence of a surveyor from the classification society. Older vessels and vessels involved in intensive trades, may also dry dock for intermediate surveys. A maximum of 30 months is allowed between intermediate and special surveys.
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
Although we currently have no vessels on order, under construction or subject to purchase agreements, we may purchase or order additional vessels from time to time. The delivery of these vessels could be delayed, not completed or cancelled, which would delay or eliminate our expected receipt of revenues from the employment of these vessels. The delivery of any acquired vessel or newbuilding with substantial defects could have similar consequences.
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
The process of obtaining new charters is highly competitive, generally involves an intensive screening process and competitive bids, and often extends for several months or even years. Contracts are awarded based upon a variety of factors, including:

•	the shipowner’s industry relationships, experience and reputation for customer service, quality operations and safety;

•	the competitiveness of the bid in terms of the vessel’s overall economics;

•	the quality, experience and technical capability of the crew;

•	the age, type, capability and versatility of our vessels; and

•	the shipowner’s willingness to accept operational risks pursuant to the charter, such as allowing termination of the charter for force majeure events.
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
Due to concern over the risk of climate change, a number of countries and the IMO have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gases from vessel emissions. These regulatory measures may include, among others, adoption of cap and trade regimes, carbon taxes, increased energy efficiency standards and incentives or mandates for renewable energy. Additionally, laws and/or a treaty may be adopted in the future that includes restrictions on shipping emissions. Compliance with changes in laws and regulations relating to climate change could increase our costs of operating and maintaining our vessels and could require us to make significant financial expenditures that we cannot predict with certainty at this time.
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
Our Marine Export Terminal is situated in Houston, Texas, along the northern coast of the Gulf of Mexico. Climate change is expected to create adverse impacts on this geographical region and necessary mitigation would therefore be required. There are a range of climatic events that could cause significant impact on our Marine

Export Terminal. For example, rising sea levels induced by thermal expansion and continued melting of polar ice caps may halt operations in the long-term if resulting in local flooding. Extreme weather events, such as the hurricanes witnessed during 2020 and the ‘Texas freeze’ in February 2021 could become more frequent and of a higher intensity. While there is a marginal degree of predictability, the dynamic and fast-moving nature of climate change will continue to present a significant operational and financial risk over the short- and long-term.
Changes in the law and regulations relating to the use of, or a decrease in the demand for, single use plastics and waste plastics could adversely impact our business.
There is growing public concern surrounding the accumulation of plastics in the environment and, as a result, concerning the use of single use plastics more generally. Plastics are derived or manufactured largely from the petrochemical gases that we transport. The growing public concern could reduce consumer demand for plastic products and result in laws and regulations restricting the use of plastics, which could limit or reduce the demand and need for petrochemical gases to be transported and could have a significant adverse impact on our business, financial condition and operating results.
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
The operation of an ocean-going vessel carries inherent risks. Our vessels and their cargoes and the LPG and petrochemical production and terminal facilities that we service are at risk of being damaged or lost because of events such as:

•	marine disasters;

•	severe weather such as storms, flooding and hurricanes;

•	business interruption caused by mechanical failures;

•	grounding, capsizing, fire, explosions and collisions;

•	war, terrorism, piracy, cyber-attack; and

•	human error.
An accident involving any of our vessels could result in any of the following:

•	death or injury to persons, loss of property or damage to the environment and natural resources;

•	delays in the delivery of cargo;

•	loss of revenues;

•	higher than anticipated expenses, or liabilities or costs to recover any spilled cargo and to restore the ecosystem where the spill occurred;

•	governmental fines, penalties or restrictions on conducting business;

•	higher insurance rates; and

•	damage to our reputation and customer relationships generally.
Any of these results could have a material adverse effect on our business, financial condition and operating results.
Competition from more technologically advanced liquefied gas carriers could reduce our charter hire income and the value of our vessels.
The charter rates and the value and operational life of a vessel are determined by a number of factors including the vessel’s efficiency, operational flexibility and physical life. Efficiency includes fuel consumption, speed and the ability to be loaded and discharged quickly. Flexibility includes the ability to enter ports, utilize related docking facilities and pass through canals and straits. The length of a vessel’s physical life is related to the original design and construction, maintenance and the impact of the stress of operations. If new liquefied gas carriers are built that are more energy and environmentally efficient and, as a result, have lower greenhouse gas emissions, or more flexible or have longer physical lives than our vessels, competition from these more technologically advanced liquefied gas carriers could adversely affect demand for our vessels, the charter rates we receive for our vessels once their current charters are terminated and the resale value of our vessels. As a result, our business, financial condition and operating results could be adversely affected.
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
Substantially all of our cash receipts are in U.S. Dollars, although some are in Indonesian Rupiah. Certain disbursements, including some vessel operating expenses and general and administrative expenses are in the foreign currencies invoiced by the supplier, principally the Euro and British Pound Sterling. We remit funds in the various currencies invoiced. We convert the
non-U.S.
Dollar invoices received and their subsequent payments into U.S. Dollars when the transactions occur. This mismatch between receipts and payments may result in fluctuations if the value of the U.S. Dollar changes relative to such other currencies.
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
The secured term loan facilities and revolving credit facility require us to maintain various financial ratios. These include requirements that we maintain specified maximum ratios of net debt to total capitalization, that we maintain specified minimum levels of cash and cash equivalents, that we maintain specified minimum ratios of consolidated earnings before interest, taxes, depreciation and amortization (consolidated EBITDA), to consolidated interest expense and that we maintain specified minimum levels of collateral coverage. Under our secured term loan facilities, if at any time the aggregate fair market value of (i) the vessels subject to a mortgage in favor of our lenders and (ii) the value of any additional collateral we grant to the lenders is less than 125% to

135%, as applicable, of the outstanding principal amount under the secured term loan facilities and any commitments to borrow additional funds, our lenders may require us to provide additional collateral. See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Secured Term Loan Facilities and Revolving Credit Facility; 2020 Senior Unsecured Bonds; and 2018 Senior Secured Bonds—Financial Covenants.” The failure to comply with such covenants would cause an event of default that could materially adversely affect our business, financial condition and operating results.
In addition, following completion of the Marine Export Terminal, Navigator Ethylene Terminals LLC, our wholly-owned subsidiary and the borrower under our Terminal Facility (as defined in “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Terminal Facility”), can only pay dividends if it satisfies certain customary conditions to paying a dividend, including maintaining a debt service coverage ratio for the immediately preceding four consecutive fiscal quarters and the projected immediately succeeding four consecutive fiscal quarters of not less than 1.20 to 1.00 and no default or event of default has occurred or is continuing. The Terminal Facility also limits Navigator Ethylene Terminals LLC from, among other things, incurring indebtedness or entering into mergers and divestitures. The Terminal Facility also contains general covenants that will require Navigator Ethylene Terminals LLC to vote its interest in the Export Terminal Joint Venture to cause the Export Terminal Joint Venture to maintain adequate insurance coverage and maintain its property (but only to the extent Navigator Ethylene Terminals LLC has the power under the organizational documents of the Export Terminal Joint Venture to cause such actions). Further, the loans under the Terminal Facility are secured by first priority liens on the rights to Navigator Ethylene Terminals LLC’s distributions from the Export Terminal Joint Venture and our equity interests in the Marine Terminal Borrower.
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
Loans under the secured term loan facilities are subject to quarterly repayments. In addition, the loans under the Terminal Facility are subject to quarterly repayments of principal and interest beginning March 31, 2021. If at such time we have not generated sufficient cash flows, any such repayments and our declining borrowing availability could have a material adverse effect on our business, financial condition and operating results.
Our consolidated variable interest entity may enter into different financing arrangements, which could adversely affect our financial results.
In October 2019, we entered into a sale and leaseback transaction with respect to one of our vessels,
Navigator Aurora
¸ with a lessor, OCY Aurora Ltd, which is a newly formed special purpose vehicle (“SPV”) and wholly owned subsidiary of Ocean Yield Malta Limited. The SPV was determined to be a variable interest entity (“VIE”). We are deemed to be the primary beneficiary of the VIE, and, as a result, we are required by U.S. GAAP to consolidate the SPV into our results. Although consolidated into our results, we have no control over the funding arrangements negotiated by the SPV, such as interest rates, maturity and repayment profiles. In consolidating the SPV, we must make certain assumptions regarding the debt amortization profile and the interest rate to be applied against the SPV’s debt principal. For additional information, refer to Note 9—Variable Interest Entities to our consolidated financial statements. For a description of our current financing arrangements including those of the VIE, please read “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources” and “Item 5—Operating and Financial Review and Prospects—Tabular Disclosure of

Contractual Obligations.” The funding arrangements negotiated by the VIE could adversely affect our financial results.
If interest rates increase, it will affect the interest rates under our credit facilities, which could affect our operating results.
Amounts borrowed under our existing credit facilities bear interest at an annual rate ranging from 2.30% to 2.70% above LIBOR and loans under our Terminal Facility bear interest at an annual rate of 2.75% to 3.00% above LIBOR. Interest rates have recently been at very low levels and any increase in interest rates would likely lead to an increase in LIBOR, which would affect the amount of interest payable on amounts that we borrow under our credit facilities, which in turn could have an adverse effect on our operating results.
In addition, we are exposed to a market risk relating to increases in interest rates because the amounts borrowed under our existing credit facilities bear interest at rates based on LIBOR. As of December 31, 2020, we had a total debt of approximately $685.9 million that is exposed to a floating interest rate based on LIBOR, which has been volatile recently and could affect the amount of interest payable on such debt. LIBOR and certain other interest “benchmarks” may be subject to regulatory guidance and/or reform that could cause interest rates under our current and future indebtedness to perform differently than in the past or cause other unanticipated consequences. The United Kingdom Financial Conduct Authority, which regulates LIBOR has announced that all LIBOR settings will either cease to be provided by any administrator or no longer be representative (i) immediately after December 31, 2021, in the case of all Pound Sterling, Euro, Swiss Franc and Japanese Yen settings, and the
1-week
and
2-month
US dollar settings; and immediately after June 30, 2023, in the case of the remaining US Dollar settings. While some of the agreements governing our indebtedness provide for an alternate method of calculating interest rates in the event that a LIBOR rate is unavailable, once LIBOR ceases to exist, there may be adverse impacts on the financial markets generally and interest rates on our indebtedness may be materially adversely affected. For those existing debt agreements that do not provide for an alternate method of calculating interest rates, we will be required to negotiate with the lenders to agree to an alternative basis for determining the interest rate, which could have material adverse impacts on our operating results.
In the U.S., an Alternative Reference Rates Committee has identified the Secured Overnight Financing Rate (“SOFR”) as its preferred alternative rate for USD LIBOR. SOFR is a measure of the cost of borrowing cash overnight, collateralized by U.S. Treasury securities, and is based on directly observable U.S. Treasury-backed repurchase transactions.
On October 23, 2020, the International Swaps and Derivatives Association (ISDA) launched its IBOR Fallbacks Supplement to the 2006 ISDA Definitions and the ISDA 2020 IBOR Fallbacks Protocol. The FSB’s OSSG had asked ISDA to lead the work on derivatives robustness and ISDA consulted on how best to calculate fair replacement rates for LIBOR. Through the FSB, authorities globally have strongly encouraged adherence to the Protocol, which came into effect on January 25, 2021 for all adhering parties. The Protocol remains open for adherence.
The timing and method of transition to alternative successor rates by December 31, 2021, or June 30, 2023, as applicable, for each currency other than US dollar LIBOR, which will transition by end-June
2023, is likely to differ and a number of transition uncertainties remain at this time. An alternative reference rate with inherent increased volatility compared to LIBOR, significant increases in LIBOR or uncertainty surrounding its phase out after 2021 and mid-2023
could adversely affect our business, financial condition, operating results and cash flows.
The derivative contracts we have or may enter into to hedge our exposure to fluctuations in interest rates could result in higher than market interest rates and reductions in our shareholders’ equity, as well as charges against our income.
We have entered into a cross-currency interest rate swap and floating-to-fixed
interest rate swaps and we may enter into further swaps for purposes of managing our exposure to fluctuations in interest rates and foreign exchange rates applicable to indebtedness under our secured term loan facilities and revolving credit facility which were advanced at floating rates based on LIBOR. However, our hedging strategies may not be effective and we may incur substantial losses if interest rates move materially differently from our expectations.
To the extent our derivative contracts do not qualify for treatment as hedges for accounting purposes, we recognize fluctuations in the fair value of such contracts in our statements of operations. In addition, changes in the fair value of derivative contracts, even those that qualify for treatment as hedges, will be recognized as derivative assets or liabilities on our balance sheet, and can affect compliance with the net worth covenant requirements in our secured term loan facilities. In addition, we may have to cash collateralize unrealized losses on these derivatives, thus reducing our liquidity covenants headroom. The unrealized gains or losses relating to changes in fair value of our derivative instruments do not impact our cash flows, other than providing cash collateral security during the term of the cross-currency derivative contract. However, our financial condition could also be materially adversely affected to the extent we do not hedge our exposure to interest rate fluctuations under our financing arrangements under which loans have been advanced at a floating rate based on LIBOR.
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
On December 22, 2020, the WLR Group, our previous major shareholder, sold all of the 21,863,874 shares of our common stock then owned by the WLR Group to the BW Group (the “BW Group Sale”), representing an approximately 39.1% ownership interest in us. In connection with the BW Group Sale, we entered into an Investor Rights Agreement with BW Group, which provides, among other things, BW Group with the right to designate two members of the board of directors of Navigator (provided that BW Group maintains certain ownership levels in us) and with certain registration rights and informational rights. The BW Group may exert considerable influence on the outcome of matters on which our shareholders are entitled to vote, including the election of our directors to our board of directors and other significant corporate actions. The interests of the BW Group may be different from your interests.
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
In addition, under the secured term loan facilities, Navigator Gas L.L.C., our wholly-owned subsidiary, and our vessel-owning subsidiaries that are parties to the secured term loan facilities and revolving credit facility may not make distributions to us out of operating revenues from vessels securing indebtedness thereunder, redeem any shares or make any other payment to our shareholders if an event of default has occurred and is continuing. Please read “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Secured Term Loan Facilities and Revolving Credit Facility.” Further, Navigator Ethylene Terminals LLC, our wholly-owned subsidiary and the borrower under our Terminal Facility, can only pay dividends if it satisfies certain customary conditions to paying a dividend, including maintaining a debt service coverage ratio for the immediately preceding four consecutive fiscal quarters and the projected immediately succeeding four consecutive fiscal quarters of not less than 1.20 to 1.00 and no default or event of default has occurred or is continuing.
The inability of our subsidiaries to make distributions to us would have an adverse effect on our business, financial condition and operating results.
Risks Relating to Our Common Stock
We may issue additional equity securities without your approval, which would dilute your ownership interests.
We may issue additional shares of common stock or other equity or equity-linked securities without the approval of our shareholders, subject to certain limited approval requirements of the NYSE. In particular, we may finance all or a portion of the acquisition price of future vessels, including newbuildings, that we agree to purchase through the issuance of additional shares of common stock. Our amended and restated articles of incorporation, which became effective on November 5, 2013, authorize us to issue up to 400,000,000 shares of common stock, of which 55,893,618 shares were outstanding as of December 31, 2020. The issuance by us of additional shares of common stock or other equity or equity-linked securities of equal or senior rank will have the following effects:

•	our shareholders’ proportionate ownership interest in us will decrease;

•	the relative voting strength of each previously outstanding share may be diminished; and

•	the market price of the common stock may decline.
Future sales of our common stock could cause the market price of our common stock to decline.
Sales of a substantial number of our shares of common stock in the public market, or the perception that these sales could occur, may depress the market price for our common stock. These sales could also impair our ability to raise additional capital through the sale of our equity securities in the future. BW Group, our principal shareholder, owned 39.1% of our common stock, as of December 31, 2020. In the future, BW Group may elect to sell large numbers of shares which may adversely affect the market price of our common stock.
We have no current plans to pay dividends on our common stock. Consequently, your only opportunity to achieve a return on your investment is if the price of our common stock appreciates.
We have no current plans to declare dividends on our common stock. Consequently, your only opportunity to achieve a return on your investment in us will be if you sell your shares of common stock at a price greater than you paid for it. There is no guarantee that the market price of our common stock will ever exceed the price that you pay.
The obligations associated with being a public company require significant resources and management attention.
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
We have identified a material weaknesses in our internal control over financial reporting. If we identify additional material weaknesses in the future or otherwise fail to maintain effective internal control over financial reporting, it could result in material misstatements of our financial statements.
A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. We previously reported in our Annual Report on Form 20-F for the year ended December 31, 2019 filed on May 8, 2020 (the “2019 Annual Report”) three material weaknesses in our internal control over financial reporting. As of December 31, 2020, we continue to have a material weakness in our internal control over financial reporting due to a lack of sufficient accounting and financial reporting personnel with requisite knowledge and experience in the application of U.S. GAAP and SEC financial reporting requirements.
Consequently, management concluded that we did not maintain effective internal control over financial reporting as of December 31, 2020 (See “Item 15. Controls and Procedures”). If we are unable to successfully remediate these material weaknesses in a timely manner, or if we identify additional material weaknesses in the future or we are unable to maintain effective internal controls and disclosure controls, investors may lose confidence in our reported financial information, which could lead to a decline in the price of our common stock, limit our ability to access the capital markets in the future, and require us to incur additional costs to improve our internal control and disclosure control systems and procedures. Further, if lenders lose confidence in the reliability of our financial statements, it could have a material adverse effect on our ability to fund our operations.

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
We are a Marshall Islands corporation, and a substantial portion of our assets and several of our executive offices are located outside of the United States. A majority of our directors and officers are non-residents
of the United States, and all or a substantial portion of the assets of these non-residents
are located outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States if you believe that your rights have been infringed under securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Republic of the Marshall Islands and of other jurisdictions may prevent or restrict you from enforcing a judgment against our assets or the assets of our directors and officers.
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
Under the Code, “U.S. source gross transportation income” (as defined below) is subject to a 4.0% U.S. federal income tax without allowance for deductions, unless an exemption from tax applies under a tax treaty or Section 883 of the Code and the Treasury Regulations promulgated thereunder. U.S. source gross transportation income consists of 50.0% of the gross shipping income of a vessel owning or chartering corporation, such as ourselves, that is attributable to transportation that either begins or ends, but that does not both begin and end, in the United States.
If a
non-U.S.
corporation satisfies the requirements of Section 883 of the Code and the Treasury Regulations thereunder, it will not be subject to the 4.0% U.S. federal income tax referenced above on its U.S. source gross transportation income. The Section 883 exemption does not apply to income attributable to transportation that both begins and ends in the United States.
We believe that with respect to the operation of our vessels, we satisfied the requirements to qualify for an exemption from U.S. tax on our U.S. source gross transportation income imposed by Section 883 of the Code for 2020, and we take the position that we will be able to satisfy those requirements for 2021 and future taxable years provided that our common stock satisfies certain listing and trading requirements and not more than 50.0% of our common stock is owned, or is deemed to be owned by operation of certain attribution rules, for more than half of the days of such year, by shareholders with a 5.0% or greater interest in our stock. The composition of owners of our common stock, including the quantity of our common stock a shareholder may purchase in a given year, and the trading volumes of our common stock, are factual circumstances beyond our control. As a result, there can be no assurance that we can satisfy this stock ownership requirement for the current or any future year. If we did not satisfy the stock ownership requirement, we would likely not qualify for an exemption under Section 883 for such year. If we fail to qualify for this exemption in any taxable year, U.S. source gross transportation income earned by us and our subsidiaries will generally be subject to a 4.0% U.S. federal income tax and would adversely impact our business and financial results. For a more detailed discussion of Section 883 of the Code, the rules relating to exemptions under Section 883 and our ability to qualify for an exemption, please read “Item 4—Information on the Company—Business Overview—Taxation of the Company—U.S. Taxation.”
In addition to our U.S. source gross transportation income, we expect to generate U.S. taxable income as a result of our Marine Export Terminal in the U.S. Gulf becoming operational. Our U.S. subsidiary generally will be subject to U.S. federal income tax (generally at a rate of 21.0%) on its 50% share of any net income from the Marine Export Terminal.

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
In November 2013, we completed our initial public offering of 13,800,000 shares of our common stock, comprising 9,030,000 new shares of common stock and certain selling shareholders offered 4,770,000 shares of common stock. As of December 31, 2020 we had 55,893,618 shares of our common stock outstanding. Please see “Item 7—Major Shareholders and Related Party Transactions.”
Our shares of common stock are traded on the New York Stock Exchange under the ticker symbol “NVGS.”
We maintain a website on the Internet at www.navigatorgas.com. The SEC maintains a website on the Internet that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

B.	Business Overview
We are the owner and operator of the world’s largest fleet of handysize liquefied gas carriers. We also own a 50% share in an ethylene export marine terminal at Morgan’s Point, Texas on the Houston Ship Channel (the “Marine Export Terminal”) through a joint venture (the “Export Terminal Joint Venture”).
Our liquefied gas carrier fleet currently consists of 38 vessels, 33 of which are semi- or fully-refrigerated handysize liquefied gas carriers, and ten of these are ethylene/ethane capable. We define handysize liquefied gas carriers as those liquefied gas carriers with capabilities between 15,000 and 24,999 cubic meters, or “cbm”. In addition, we have five 37,300 – 38,000 cbm midsize liquefied gas carriers with four of which are ethylene/ethane-capable semi-refrigerated liquefied gas carriers.
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
The construction of the Marine Export Terminal was completed in December 2020 with the commissioning of the 30,000 ton cryogenic storage tank and its entering into operations. The Marine Export Terminal has the capacity to export at least one million tons of ethylene per year and provides the capability to load ethylene at rates of 1,000 tons per hour. The full post-tank commitments of the offtake agreements, which have minimum terms of five years, came into effect on January 1, 2021 and provide for a minimum of 938,000 tons of ethylene through the terminal annually.
Recent Developments
On April 12, 2021, the Company announced the signing of a
non-binding
Letter of Intent with Naviera Ultranav Limitada (“Ultranav”) to merge Ultragas ApS’ (“Ultragas”) fleet and business activities with Navigator. The combined fleet would total 56 vessels.
In connection with the proposed acquisition of Ultragas’ fleet, it is expected that Navigator would issue approximately 21.2 million new shares of its common stock to Ultranav, and assume Ultragas’ net debt of approximately $197 million, as well as its net working capital. After giving effect to the proposed issuance of its new shares of common stock to Ultranav, Navigator is expected to have a total of approximately 77.1 million shares of common stock outstanding, of which Ultranav would own approximately 27.5% and BW Group would own approximately 28.4%. The transaction is subject to the execution of a definitive share purchase agreement, approval by the boards of directors of both Navigator and Ultragas, regulatory approvals and other customary closing conditions. The parties anticipate closing the transaction by the end of the second quarter of 2021. There can be no assurance that a definitive share purchase agreement relating to the transaction will be executed or that the transaction will be completed on the terms anticipated or at all.

This annual report shall not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be any sale of any securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.
Our Business Strategies
Our objective is to enhance shareholder value by executing the following business strategies:

•
Delivering a safe and sustainable future.
In order to achieve our aspiration of delivering a safe and sustainable future, we need to think about our impact, not only our financial impact but also our environmental and social impact. To achieve this throughout the whole Company, we will ensure that responsibility for environmental and social impact sits at the highest level of the organization and will be anchored through our values, vision and strategy.

•
Maximize the throughput of the Marine Export Terminal
. We aim to extract the maximum capabilities from the Marine Export terminal, increasing throughput above the nameplate one million tons per annum capacity to maximize stockholder value and utilize our ethylene capable gas carriers in transporting the ethylene across the globe.

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
We intend to use our ethane and ethylene capable vessels to pursue long-term charter commitments from increases in transportation opportunities globally for ethane and ethylene that we expect will result directly and indirectly from the growth in U.S. shale oil and gas production and associated hydro-carbons.

•
Taking business and asset efficiencies to the next level
. In a world that has become disrupted by automation, information, and artificial intelligence, all of us will need to become lifelong learners to adapt and thrive in a changing global economy. We will be exploring current and future fuel options to improve how we operate and reduce our environmental impacts in support of new initiatives and regulations which aim to enhance the maritime shipping industry. We are working with the Poseidon Principles initiative, which aims to contribute to the ambitions of the IMO to reduce shipping’s total annual greenhouse gas emissions by at least 50% by 2050.

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

•
Provide a strong
in-house
technical management function.
We now provide
in-house
technical management for 17 of our 38 vessels, as we continue to refine and improve our systems, whilst understanding the importance of complying with health, safety and environmental regulations as well as operating to the highest standards transporting cargoes safely, reliably and efficiently around the globe.

•
Maintain a strong balance sheet with manageable debt levels.
We will seek to maintain a strong balance sheet by managing our current leverage and in the future by financing our growth with a balanced mix of cash from operations, bank and bond financings and with equity.

Our Fleet
The following table sets forth our vessels as of May 14, 2021:

Operating Vessel	Year Built	Vessel Size (CBM)	Employment Status	Current Cargo	Charter Expiration Date
Ethylene/ethane capable semi-refrigerated
Navigator Orion*	2000	22,085	Spot market	Ethane	—
Navigator Neptune*	2000	22,085	Spot market	Ethylene	—
Navigator Pluto	2000	22,085	Time charter	LPG	June 2021
Navigator Saturn*	2000	22,085	Spot market	Ethane	—
Navigator Venus*	2000	22,085	Spot market	Ethylene	—
Navigator Atlas*	2014	21,000	Spot market	Ethane	—
Navigator Europa*	2014	21,000	Spot market	Ethylene	—
Navigator Oberon*	2014	21,000	Contract of affreightment	Ethylene	—
Navigator Triton*	2015	21,000	Spot market	Ethane	—
Navigator Umbrio*	2015	21,000	Spot market	LPG	—
Navigator Aurora	2016	37,300	Time charter	Ethane	December 2026
Navigator Eclipse	2016	37,300	Time charter	Ethane	March 2022
Navigator Nova	2017	37,300	Time charter	Ethane	September 2023
Navigator Prominence	2017	37,300	Time charter	Ethane	December 2021

Semi-refrigerated
Navigator Magellan	1998	20,928	Spot market	Propylene	—
Navigator Aries	2008	20,550	Time charter	LPG	November 2021
Navigator Capricorn	2008	20,600	Spot market	LPG	—
Navigator Gemini	2009	20,750	Spot market	Butadiene	—
Navigator Pegasus	2009	22,200	Time charter	Propylene	March 2022
Navigator Phoenix	2009	22,200	Time charter	LPG	May 2022
Navigator Scorpio	2009	20,665	Spot market	—	—
Navigator Taurus	2009	20,750	Spot market	LPG	—
Navigator Virgo	2009	20,750	Spot market	LPG	—
Navigator Leo	2011	20,647	Time charter	LPG	December 2023
Navigator Libra	2012	20,647	Time charter	LPG	December 2023
Navigator Centauri	2015	22,000	Time charter	LPG	May 2022
Navigator Ceres	2015	22,000	Time charter	LPG	June 2022
Navigator Ceto	2016	22,000	Time charter	LPG	May 2022
Navigator Copernico	2016	22,000	Drydock	—	—
Navigator Luga	2017	22,000	Time charter	LPG	February 2022
Navigator Yauza	2017	22,000	Time charter	LPG	April 2022

Fully-refrigerated
Navigator Glory	2010	22,500	Time charter	Ammonia	May 2022
Navigator Grace	2010	22,500	Time charter	LPG	June 2021
Navigator Galaxy	2011	22,500	Time charter	Ammonia	November 2021
Navigator Genesis	2011	22,500	Time charter	LPG	July 2021
Navigator Global	2011	22,500	Time charter	LPG	January 2022
Navigator Gusto	2011	22,500	Time charter	LPG	December 2021
Navigator Jorf	2017	38,000	Time charter	Ammonia	August 2027
*    denotes our nine owned vessels that operate within the Luna Pool

Following a sale and leaseback transaction in October 2019,
Navigator Aurora,
is owned by OCY Aurora Ltd., a Maltese limited liability company. OCY Aurora Ltd., the “lessor entity”, is a wholly owned subsidiary of Ocean Yield Malta Limited. We do not hold any shares or voting rights in the lessor entity which is accounted for as a fully consolidated VIE in our consolidated financial statements. Please read Note 9—Variable Interest Entities to our consolidated financial statements.
Navigator Aries
and
Navigator Global
which are chartered to Pertamina, the Indonesian state-owned producer of hydrocarbons, together with
Navigator Pluto
, are owned by PT Navigator Khatulistiwa, an Indonesian limited liability company, or “PTNK”. Operations in Indonesia are subject, among other things, to the Indonesian Shipping Act. That law generally provides that in order for certain vessels involved in Indonesian cabotage to obtain the requested licenses, the owners must either be wholly Indonesian owned or have a majority Indonesian shareholding. PTNK is a joint venture of which 49% of the voting and dividend rights are owned by our wholly owned subsidiary, and 51% of such rights are owned by Indonesian limited liability companies. The joint venture agreement for PTNK provides that certain actions relating to the joint venture or the vessels require the prior written approval of our subsidiary, which may be withheld only on reasonable grounds and in good faith. PTNK is accounted for as a fully consolidated VIE in our consolidated financial statements.
As of December 31, 2020, the average monthly time charter rate for the 19 vessels operating under time charters was approximately $775,437 per calendar month ($25,494 per day) (December 31, 2019: $684,396 per calendar month ($22,501 per day) for 25 vessels operating under time charter). Our current monthly charter rates range from approximately $497,500 to approximately $1,186,250. These time charter rates are the gross monthly charter rates before deduction of any address and brokerage commissions payable to charterers and shipbrokers respectively. Address and brokerage commissions typically range between 1.25% and 2.5% of the gross monthly charter rate. On average, we pay a 2.1% address and brokerage commission with respect to our current time charters.
Our Customers
We provide seaborne transportation and distribution services for LPG, ethane, ethylene, petrochemical gases and ammonia to:

•
Major Oil and Gas Companies,
such as ExxonMobil, ENI, Repsol, BP, Shell, Phillips 66, Equinor; Sunoco/Energy Transfer and Total SA,; as well as state affiliated companies such as PEMEX, Gasmar, and OQ Trading; Pertamina, the Indonesian state-owned producer of hydrocarbons and petrochemicals; Sonatrach, the national oil and gas company of Algeria and its shipping company Hyproc; and PETRONAS, the state-owned oil and gas company of Malaysia;

•
Chemical Companies,
such as SABIC and Aramco, multi-national chemical manufacturing corporations based in Saudi Arabia; OCP, a world leading fertilizer producer and ammonia importer; BASF, INEOS, Reliance, Borealis, Dow, Invista and Evonik, all leading multi-national chemical corporations; Muntajat, a Qatari state-owned chemical producer; Braskem, a Brazilian petrochemical manufacturer; Sibur, a Russian gas processing and petrochemicals company and Asia Chemical Trading Pte and Zhejiang Satellite Petrochemical, both large Chinese chemical producers; and

•
Energy Trading Companies,
such as Mitsubishi International Corporation, Marubeni and Mitsui, trading all major commodities, finance and investment conglomerates; Kolmar, Integra, Vinmar and BGN, international commodity trading companies; Geogas and Petredec, LPG trading companies; Trafigura Limited, Clearlake and Global One Energy (Gloen), all international commodities trading and logistics companies; SHV, a multi-national energy trader and leading LPG distributor; Vitol Group, an independent energy trading company; Trammo, a leading international merchandising and trading company; and Glencore PLC, a multi-national commodity trading and mining company.

We have derived, and believe that we will continue to derive, a significant portion of our revenues from a limited number of customers. Our customers include major oil and gas companies, chemical companies, energy trading companies, state owned oil companies and various other entities that depend upon marine transportation. Two of our customers accounted for more than 10.0% each, and in aggregate, 25.1% of our consolidated revenues during the year ended December 31, 2020, equivalent to $80.6 million of our total revenues. Four of our customers accounted for more than 10.0% each, and in aggregate, 54.1% of our consolidated revenues during the year ended December 31, 2019, equivalent to $163.5 million of our total revenues. During these periods, no other customer accounted for over 10% of our revenues. The loss of any significant customer or a substantial decline in the amount of services requested by a significant customer, or the inability of a significant customer to pay for our services, could have a material adverse effect on our business, financial condition and results of operations.
Vessel Employment
Our chartering strategy is to combine a base of both short and long-term time charters, and COAs with voyage charters. We currently operate a total of 38 vessels. As of December 31, 2020, 19 vessels were employed under time charters, 14 were employed in the spot market and five were employed under contracts of affreightment.
Our voyage charters during 2020 remained focused on the seaborne transportation of petrochemicals. Our flexible, semi-refrigerated vessels are highly versatile in that they, unlike fully-refrigerated vessels, can accommodate petrochemicals, LPG and ammonia at ambient as well as fully-refrigerated temperatures. Vessel flexibility with the ability to easily change product grade has been vitally important as markets responded to the uncertainty of 2020.
We have seen an increase in the amount of ethylene carried across spot and time charter tonnage, from 275,460 mt in 2019 to 281,299 mt in 2020. Ethylene and ethane are highly specialized gases, that require sophisticated ethylene/ethane-capable tonnage to transport. We currently have 14 ethane/ethylene capable gas carriers on the water, one of the largest fleets of such vessels.
Petrochemicals (such as ethylene, ethane, propylene and butadiene) transported on spot voyage contracts during the 12 months of 2020 accounted for 86% of all voyage days compared to 75% of all voyage days in 2019. LPG transported on spot voyage contracts accounted for the remaining 14% of spot voyage days in 2020 compared to 25% in 2019.
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
In April 2020, we formed the Luna Pool, which comprises nine of our ethylene vessels and five ethylene vessels owned by Pacific Gas Pte. Ltd. and focuses on the transportation of ethylene and ethane to meet the growing demands of our customers. Our wholly-owned subsidiary, NGT Services (UK) Limited, is the commercial and accounting manager of the Luna Pool.
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
By managing some of our vessels
in-house,
we intend to seek opportunities to gain greater control over the management of our vessels and enhance safety, risk management, customer service, reliability and build strong relationships with our charterers. Providing in-house
technical management for any vessel in our fleet may impose significant additional responsibilities on our management and staff. Please see “Item 3—Key Information—Risk Factors—Risks Related to Our Business”. Navigator Gas Shipmanagement Ltd., our wholly-owned subsidiary, is accredited with International Standards Organization (“ISO”) 14001 (Environmental Management System), ISO 9001 (Quality Management System) and ISO 45001 (Occupational Health & Safety) standards.
NMM is a wholly-owned subsidiary of Stena AB Gothenburg, formed in 1983 and located in Clydebank, Scotland. Thome was formed in 1976 and is a wholly owned subsidiary of Thome Group located in Singapore. Each of our technical managers are involved in the management of a wide range of vessels and both are very well established and respected companies within the ship management community. Our technical managers have fully-owned crew recruitment agencies in major crew recruitment centers around the world and are able to provide us with good quality competent officers and crews, to meet all of our crewing requirements. We believe our technical managers manage our vessels in a safe and proper manner in accordance with owners’ requirements, design parameters, flag state and classification society requirements, charter party requirements and the international safety management (ISM) code. Both NMM and Thome are accredited to ISO 9001, ISO 14001 and ISO 45001 standards.
We believe our vessels are operated in a manner intended to protect the safety and health of employees, the general public and the environment. We actively manage the risks inherent in our business and are committed to eliminating incidents that threaten the Safety, Reliability and Efficiency of the vessels, such as groundings, fires, collisions and spills. We are actively committed to reducing greenhouse gas emissions and any waste generated by our activities, as part of our ISO 14001 commitments and in line with the Regulation of Greenhouse Gas Emissions as set out by the International Maritime Organization (IMO).
Technical Management Services
Under the terms of our ship management agreements with our technical managers, and under our own supervision, our technical managers are responsible for the day-to-day
activities of our externally managed fleet and are required to, among other things:

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
We believe that the crewing arrangements ensure that our vessels are crewed with qualified and competent seafarers that have the licenses required by international regulations and conventions. As of December 31, 2020 our vessels were crewed by approximately 1,300 seagoing staff.
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
Hull and Machinery
We carry “hull and machinery” insurance for each of our vessels, which insures against the risk of actual or constructive total loss of our vessels. Hull and machinery insurance also covers damage to mechanical equipment on board and loss of, or damage to a vessel due to marine perils such as collisions, grounding and weather. Each vessel in our existing fleet is covered for up to $100.0 million, with a deductible of $0.1 million to $0.125 million per incident or claim.

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
The Standard Club and Britannia each insure in excess of 100 million gross tons of shipping from all parts of the world and from most sectors of the shipping industry. The Standard Club and Britannia each have entered into pooling agreements to reinsure the respective association’s liabilities. Each International Group P&I Association currently bears the first $10.0 million of each claim. The excess of each claim over $10.0 million up to $30.0 million is shared by the P&I Associations under the pooling agreement. The excess of each claim over $30.0 million up to $100.0 million is reinsured by Hydra, the captive insurance undertaken by the International Group of P&I Clubs. Claims in excess of $100.0 million are shared by the members of The International Group under a reinsurance contract (GLX), which provides coverage of up to $2.1 billion per claim. Claims in excess of $2.1 billion are pooled between The International Group by way of “overspill” up to a limit of $3.1 billion, while claims in excess of $3.1 billion are then returned to their respective P&I clubs. With the exceptions of pollution, crew and passenger claims, P&I insurance is only limited by the total tonnage afloat, which is currently represented by a theoretical limit of approximately $7 billion.
Our current protection and indemnity insurance coverage for pollution is limited to $1.0 billion per vessel per incident, with the following per vessel per incident deductibles of between $6,000 and $55,000 depending on the type of incident. As a member of both The Standard Club and Britannia, each of which is a member of The International Group, we are subject to calls payable to the associations based on our claim records as well as the claim records of all other members of the individual associations, and members of the pool of P&I Associations comprising The International Group.
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
Navigator Gas Shipmanagement Ltd., NMM and Thome have been certified to the ISO 14001:2015 Environmental Management System standard. NMM has also certified to the ISO 50001:2018 (energy efficiency) standard. In summary terms, ISO 14000 is a family of standards related to environmental management systems that exists to help organizations minimize how their operations negatively affect the environment; comply with applicable laws, regulations, and other environmentally oriented requirements; and continually improve environmental performance.
International Maritime Regulations
The IMO is the United Nations’ agency that provides international regulations governing shipping and international maritime trade. The requirements contained in the ISM Code, promulgated by the IMO, govern our operations. Among other requirements, the ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a policy for safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and also describing procedures for responding to emergencies. We and our ship managers each hold a Document of Compliance under the ISM Code for operation of Gas Carriers. In 2017, the IMO’s Maritime Safety Committee (“MSC”) adopted Resolution MSC.428(98), Maritime Cyber Risk Management in Safety Management Systems, embracing guidelines on maritime cyber risk management approved by the MSC. This resolution affirmed the MSC’s view that the ISM Code requires mitigation of cyber risk as part of the safety management system, and effectively provides that a vessel’s safety management system must account for cyber risks in compliance with the ISM Code no later than the vessel’s first annual compliance verification after January 1, 2021.
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
Air Emissions
The International Convention for the Prevention of Marine Pollution from Ships, or “MARPOL,” is the principal international convention negotiated by the IMO governing marine pollution prevention and response. MARPOL imposes environmental standards on the shipping industry relating to oil spills, management of garbage, the handling and disposal of noxious liquids, sewage and air emissions. MARPOL 73/78 Annex VI “Regulations for the Prevention of Air Pollution,” or “Annex VI,” entered into force on May 19, 2005, and applies to all ships, fixed and floating drilling rigs and other floating platforms. Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from ship exhausts, emissions of volatile compounds from cargo tanks, incineration of specific substances, and prohibits deliberate emissions of ozone depleting substances. Annex VI also includes a global cap on sulfur content of fuel oil and allows for emission control areas (“ECAs”) to be established with more stringent controls on sulfur emissions. The certification requirements for Annex VI depend on size of the vessel and time of periodic classification survey. Ships weighing more than 400 gross tons and engaged in international voyages involving countries that have ratified the conventions, or ships flying the flag of those countries, are required to have an International Air Pollution Certificate, or an “IAPP Certificate.” Annex VI came into force in the United States on January 8, 2009. As of December 31, 2020, all our ships delivered or drydocked since May 19, 2005, have been issued IAPP Certificates.
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
Amendments to Annex VI that took effect in 2010 required progressively stricter reductions in sulfur emissions from ships. Beginning on January 1, 2012, fuel used to power ships in all seas could contain no more than 3.5% sulfur, and under IMO 2020, which commenced January 1, 2020, no more than 0.5% sulfur, with stricter limits on fuels used in ECAs. For fuels used in ECAs, the cap settled at 0.1% in January 2015. The amendments also established tiers of more stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation. The European directive 2005/33/EU, effective from January 1, 2010, bans the use of fuel oils containing more than 0.1% sulfur by mass by any merchant vessel while berthed or anchored in any EU port and, as amended, aligns with IMO 2020 requirements. Our vessels have achieved compliance, where necessary, by purchasing and utilizing fuel that meets the low-sulfur
requirements.
More stringent emission standards for sulfur and nitrogen oxide apply in United States and Canadian coastal areas designated by the IMO’s Marine Environment Protection Committee, as discussed in “—Clean Air Act” below. On March 26, 2010, the IMO designated waters off North American coasts as an ECA in which stringent emission standards would apply. The first-phase fuel standard for sulfur in the North American ECA went into effect in 2012, and the second phase began in 2015. Further, on July 15, 2011, the IMO designated waters around Puerto Rico and the U.S. Virgin Islands as an ECA. The first-phase fuel standard for sulfur in the U.S. Caribbean ECA went into effect in 2014, and the second phase began in 2015. Beginning in 2016, stringent engine standards for nitrogen oxide became effective in both the North American ECA and the U.S. Caribbean ECA. U.S. air emissions standards have incorporated these amended Annex VI requirements. Finally, China has designated three ECAs at the Pearl River Delta, the Yangtze River Delta and Bohai Bay. Beginning January 1, 2019, vessels operating within these areas were required to use fuels with no more than 0.5% sulfur. Additional or new conventions, laws and regulations may be adopted that could require the installation of expensive emission control systems.
Ballast Water Management Convention
The IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments, or the “BWM Convention,” in February 2004. The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with a requirement for mandatory ballast water treatment. The BWM Convention entered into force on September 8, 2017; however IMO later decided to postpone the compliance date for existing vessels by 2 years, i.e. until the first renewal survey following September 8, 2019. As referenced below, the U.S. Coast Guard issued ballast water management rules on March 23, 2012, and the U.S. Environmental Protection Agency, or “EPA,” issued a five year Vessel General Permit (VGP) in March 2013 that contains numeric technology-based ballast water effluent limitations. The VGP program is in the process of being phased out and replaced with National Standards of Performance (NSPs) to be developed by EPA and implemented and enforced by the U.S. Coast Guard. The 2013 VGP remains in effect pending such transition to NSPs. From 2016 (or not later than the first intermediate or renewal survey after 2016), only ballast water treatment will be accepted by the BWM Convention. Installation of ballast water treatments systems will be needed on all our vessels to comply with the BWM Convention and U.S. regulations discussed below. We began fitting ballast water treatment system (“BWTS”) on any of our vessels entering drydocks since January 1, 2018 and we had 14 vessels still to be fitted at December 31, 2020. The additional cost of a BWTS is approximately $0.6 million per vessel.
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

Compliance Enforcement
The flag state, as defined by the United Nations Convention on Law of the Sea, has overall responsibility for the implementation and enforcement of international maritime regulations for all ships granted the right to fly its flag. The “Shipping Industry Guidelines on Flag State Performance” evaluates flag states based on factors such as sufficiency of infrastructure, ratification of international maritime treaties, implementation and enforcement of international maritime regulations, supervision of surveys, casualty investigations, and participation at IMO meetings. As of January 2016, auditing of flag states that are parties to the SOLAS convention is mandatory and are conducted under the IMO Instruments Implementation Code (III Code), which provides guidance on implementation and enforcement of IMO policies by flag states. These audits may lead the various flag states to be more aggressive in their enforcement, which may in turn lead us to incur additional costs.
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
In December 2018, the Vessel Incidental Discharge Act (VIDA) was signed into law and restructured the EPA and the U.S. Coast Guard programs for regulating incidental discharges from vessels. Rather than requiring CWA permits, the discharges will be regulated under a new CWA Section 312(p) establishing Uniform National Standards for Discharges Incidental to Normal Operation of Vessels. Under VIDA, VGP provisions and existing U.S. Coast Guard regulations will be phased out over a period of approximately four years and replaced with National Standards of Performance (NSPs) to be developed by EPA and implemented and enforced by the U.S. Coast Guard. On October 26, 2020, EPA issued proposed regulations to establish NSPs, including general discharge standards of performance, covering general operation and maintenance, biofouling management, and oil management, and specific discharge standards applicable to specified pieces of equipment and systems. The scheduled expiration date of the 2013 VGP was December 18, 2018, but under VIDA the provisions of the VGP will remain in place until the new regulations are in place.
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
National Invasive Species Act
In March 2012, the U.S. Coast Guard issued a final rule establishing standards for the allowable concentration of living organisms in ballast water discharged in U.S. waters and requiring the phase-in
of Coast Guard approved BWM Systems. The rule went into effect in June 2012 and adopts ballast water discharge standards for vessels calling on U.S. ports and intending to discharge ballast water equivalent to those set in IMO’s BWM Convention. The final rule requires that ballast water discharge have fewer than 10 living organisms per milliliter for organisms between 10 and 50 micrometers in size. For organisms larger than 50 micrometers, the discharge must have fewer than 10 living organisms per cubic meter of discharge. In May 2016, the U.S. Coast Guard published a review of the practicability of implementing a more stringent ballast water discharge standard. The results concluded that the technology to achieve a significant improvement in ballast water treatment efficacy cannot be practically implemented. If Coast Guard type approved technologies are not available by a vessel’s compliance date, the vessel may request an extension to the deadline from the U.S. Coast Guard. While the 2012 rule imposes consistent numeric effluent limits for living organisms in ballast water discharges, it does not provide for compliance date extensions if Coast Guard-approved treatment technologies are not available.
In February 2016, the U.S. Coast Guard issued a rule amending the Coast Guard’s ballast water management recordkeeping requirements to require vessels with ballast tanks operating exclusively on voyages between ports or places within a single Captain of the Port zone to submit an annual report of their ballast water management practices. Further, under the amended requirements, vessels may submit their reports after arrival at the port of destination instead of prior to arrival. As discussed above, under VIDA, existing U.S. Coast Guard ballast water management regulations will be phased out over a period of approximately four years and replaced with National Standards of Performance (NSPs) to be developed by EPA and implemented and enforced by the U.S. Coast Guard.

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
Regulation of Greenhouse Gas Emissions
Currently, the emissions of greenhouse gases from ships involved in international transport are not subject to the United Nations Framework Convention on Climate Change’s Kyoto Protocol, or its successor, the Paris Agreement, which entered into force in 2005 and 2016, respectively, have been relied on by countries to produce national plans to reduce greenhouse gas emissions. However, since the entry into force of the Paris Agreement, the IMO has subsequently reaffirmed its strong commitment to continue to work to address greenhouse gas emissions from ships engaged in international trade. The IMO is evaluating various mandatory measures to reduce greenhouse gas emissions from international shipping, which may include market-based instruments or a carbon tax. In June 2013, the European Commission developed a strategy to integrate maritime emissions into the overall European Union strategy to reduce greenhouse gas emissions. In accordance with this strategy, in April 2015 the European Parliament and Council adopted regulations requiring large vessels using European Union ports to monitor, report and verify their carbon dioxide emissions beginning in January 2018.
As of January 1, 2013, all new ships must comply with mandatory requirements adopted by the MEPC of IMO in July 2011 in part to address greenhouse gas emission. These requirements add energy efficiency standards through an Energy Efficiency Design Index (EEDI). IMO’s Greenhouse Gas Working Group agreed on these guidelines to require all ships to develop and implement a Ship Energy Efficiency Plan (SEEMP). The regulations apply to all ships of 400 tonnes gross tonnage and above. The IMO also adopted a mandatory requirement in October 2016 that ships of 5000 gross tonnage and above record and report their fuel oil consumption. The requirement entered into force on March 1, 2018. These new rules will likely affect the operations of vessels that are registered in countries that are signatories to MARPOL Annex VI or vessels that call upon ports located within such countries. In November 2020, the MEPC adopted further amendments to MARPOL Annex VI intended to significantly strengthen the EEDI “phase 3” requirements. These amendments accelerate the entry into effect date of phase 3 from 2025 to 2022 for several ship types, including gas carriers, general cargo ships and LNG carriers and require new ships built from that date to be significantly more energy efficient. The MEPC also is looking into the possible introduction of a phase 4 of EEDI requirements. The IMO is also considering the development of a market-based mechanism for greenhouse gas emissions from ships. At the October 2016 Marine Environmental Protection Committee session, the IMO adopted a roadmap for developing a comprehensive IMO strategy on reduction of GHG emissions. In April 2018, the MEPC adopted an initial strategy designed to reduce the emission of greenhouse gases from vessels, including short-term, mid-term
and long-term candidate measures with a vision of reducing and phasing out greenhouse gas emissions from vessels as soon as possible in the 21 st
Century and to reduce the total annual GHG emissions by at least 50% by 2050 compared to 2008. According to the “Roadmap” approved by IMO Member States in 2016, the initial strategy is due to be revised by 2023. In November 2020, the MEPC agreed to draft amendments to MARPOL Annex VI establishing an enforceable regulatory framework to reduce GHG emissions from international shipping, consisting of technical and operational carbon reduction measures. These measures include use of an Energy Efficiency Existing Ship Index (“EEXI”), an operational Carbon Intensity Indicator (“CII”) and an enhanced SEEMP to drive carbon intensity reductions. A vessel’s attained EEXI would be calculated in accordance with values established based on type and size category, which compares the vessels’ energy efficiency to a baseline. A vessel would then be required to meet a specific EEXI based on a required reduction factor expressed as a percentage relative to the EEDI baseline. Under the draft MARPOL VI amendments, vessels with a gross tonnage of 5,000 or greater must determine their required annual operational CII and their annual carbon intensity reduction factor needed to ensure continuous improvement of the vessel’s CII. On an annual basis, the actual annual operational CII achieved would be documented and verified against the vessel’s required annual operational CII to determine the vessel’s operational carbon intensity rating on a performance level scale of A (major superior) to E (inferior). The performance level would be required to be recorded in the vessel’s SEEMP. A vessel with an E rating, or three consecutive years of a D (minor inferior) rating, would be required to submit a corrective action plan showing how the vessel would achieve a C (moderate) rating. This regulatory approach is consistent with the IMO GHG Strategy target of a 40% carbon intensity reduction for international shipping by 2030, as compared to 2008. The draft MARPOL Annex VI amendments will be proposed for formal adoption at the 2021MEPC session and, if adopted, are expected to enter into force on January 1, 2023. The EU has indicated that it intends to implement regulation in an effort to limit emissions of greenhouse gases from vessels if such emissions are not regulated through the IMO. On September 15, 2020, the European Parliament approved draft legislation, which has not yet been finalized, that would include GHG emissions from large vessels in the EU emissions trading system as of January 1, 2022 and include methane emissions in monitoring, reporting and verification requirements applicable to vessels. The European Parliament has also called for binding carbon dioxide reduction targets for shipping companies, which would require reduction of annual average carbon dioxide emissions of all ships during operation by at least 40% by 2030 as compared to 2018 levels.
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
The Convention creates a regime of liability and compensation for damage from hazardous and noxious substances, or “HNS.” The 2010 HNS Convention sets up a two-tier
system of compensation composed of compulsory insurance taken out by shipowners and an HNS Fund which comes into play when the insurance is insufficient to satisfy a claim or does not cover the incident. Under the 2010 HNS Convention, if damage is caused by bulk HNS, claims for compensation will first be sought from the shipowner up to a maximum of 100 million Special Drawing Rights, or “SDR,” which was equivalent to $138 million U.S. dollars as of January 31, 2016. SDRs are supplementary, foreign exchange reserve assets created and maintained by the International Monetary Fund, or “IMF,” based upon a basket of currencies (consisting of the euro, Japanese yen, pound sterling and U.S. dollar). The SDR basket is reviewed every five years, or earlier if warranted, to ensure that the basket reflects the relative importance of currencies in the world’s trading and financial systems. SDRs are not a currency, but instead represent a claim to currency held by IMF member countries for which SDRs may be exchanged. Monetary values and limits in many international maritime treaties are expressed in terms of SDRs. As of December 31, 2020, the exchange rate was 1 SDR equal to 1.44027 U.S. dollars. If the damage is caused by packaged HNS or by both bulk and packaged HNS, the maximum liability is 115 million SDR (equivalent to $166 million U.S. dollars as of December 31, 2020). Once the limit is reached, compensation will be paid from the HNS Fund up to a maximum of 250 million SDR (equivalent to $360 million U.S. dollars as of December 31, 2020). The 2010 HNS Convention has not been ratified by a sufficient number of countries to enter into force, and we cannot estimate the costs that may be needed to comply with any such requirements that may be adopted with any certainty at this time.
In-House
Inspections
We, NMM and Thome carry out inspections of the ships under management on a regular basis; to verify conformity with managers’ reports on upkeep and maintenance. The results of these inspections, which are conducted both in port and underway, result in a report containing action items and recommendations for improvements to the overall condition of the vessel, maintenance, safety and crew welfare. The vessels we manage in house are inspected on a regular basis to verify their condition and that upkeep, maintenance, crewing standards and welfare are in compliance with the requirements of our Safety Management System. Opportunities to conduct physical inspections have been severely curtailed due to the
COVID-19
pandemic. However, remote audits and inspections have been undertaken in lieu of physical inspections.
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
At this time, particularly with the advent of
COVID-19,
the health and safety of our crew is paramount as we continue our vital role in the supply of liquefied gases worldwide while meeting the needs of our customers, suppliers and other partners. We have introduced significantly enhanced procedures onboard all our vessels, for agents and other shoreside personnel coming on board, as well as other lockdown procedures in the event a crew member to be suspected of contracting the virus. We have had no confirmed cases of
COVID-19
on any of our vessels.
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
Our existing fleet had an average age of 9.8 years as of December 31, 2020, which is significantly less than the average age of the world-wide fleet of handysize liquefied gas carriers. We believe that our relatively young fleet positions us well to compete in terms of our vessels meeting the strategic and operational needs of our charterers. We own and operate the largest fleet in the handysize segment, which, in our view, enhances our position relative to our competitors. While there are some barriers to entry for operating liquefied gas carriers, including the complexity of operating semi-refrigerated gas carriers that constantly require switching between a myriad of cargo types, crew expertise, and the availability of finance, new entrants have entered the market over the last number of years.
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
Properties
Other than our vessels and our investment in the Marine Export Terminal, we do not own any material property. We lease office space for our representative offices in London, Gdynia and New York.

The lease term for our representative office in London commenced in January 2017 and is for a period of 10 years with a mutual break option in February 2022, which is the fifth anniversary from the lease commencement date. The gross rent per year for our office lease is approximately $1.2 million.
The lease term for our representative office in Gdynia, Poland is for a period of five years commencing from April 2017. The gross rent per year is approximately $60,000.
The lease term for our representative office in New York is for a period of five years from June 2017. The gross rent per year is approximately $365,000.
Employees
We had 80 employees as of December 31, 2020. We consider our employee relations to be good. Our crewing and technical managers provide crews for our vessels under separate crew management agreements.
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
non-resident
shareholders.
Taxation of the Company
Certain of our subsidiaries are subject to taxation in the jurisdictions in which they are organized, conduct business or own assets. We intend that our business and the business of our subsidiaries will be conducted and operated in a manner designed to minimize the tax imposed on us and our subsidiaries. However, we cannot assure this result as tax laws in these or other jurisdictions may change or we may enter into new business transactions relating to such jurisdictions, which could affect our tax liability. For example, diverted profits tax was introduced in the UK to counter arrangements where profits are diverted and fall outside of the charge to UK tax.
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

Taxation of Operating Income
. Substantially all of our gross income for 2020 and a significant proportion of our future gross income is attributable to the transportation of LPGs and petrochemicals and related products. Gross income that is attributable to transportation that either begins or ends, but that does not both begin and end, in the United States, or “U.S. Source International Transportation Income,” is considered to be 50.0% derived from sources within the United States and may be subject to U.S. federal income tax as described below. Gross income attributable to transportation that both begins and ends in the United States, or “U.S. Source Domestic Transportation Income,” is considered to be 100.0% derived from sources within the United States and generally is subject to U.S. federal income tax on a net basis. Gross income attributable to transportation exclusively between
non-U.S.
destinations is considered to be 100.0% derived from sources outside the United States and generally is not subject to U.S. federal income tax. We are not permitted by law to engage in transportation that gives rise to U.S. Source Domestic Transportation Income. However, certain of our activities give rise to U.S. Source International Transportation Income, and we may in the future increase our operations in the United States, which would result in an increase in the amount of our U.S. Source International Transportation Income, all of which would be subject to U.S. federal income taxation unless the exemption from U.S. taxation under Section 883 of the Code, or the “Section 883 Exemption,” applies.
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

•	we satisfy the Publicly Traded Test (as described below); and

•	we meet certain substantiation, reporting and other requirements (or the “Substantiation Requirement”).
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
Since 2014, we believe that we satisfied the requirements of Section 883 exemption and therefore we were not subject to U.S. federal income taxation on our U.S. Source International Transportation Income. For the current and future taxable years, we believe we will be able to satisfy the Publicly Traded Test, provided we satisfy the listing and trading volume requirements described previously and the Closely Held Block Exception does not apply for such year. Our common stock, which is our only class of equity outstanding, represents more than 50.0% of the total combined voting power and value of all classes of our equity interests entitled to vote. In addition, because our common stock is traded only on the NYSE, which is considered to be an established securities market, our equity interests are “primarily traded” on an established securities market for purposes of the Publicly Traded Test. Further, we anticipate that our common stock will meet the “regularly traded” requirement of the Publicly Traded Test.
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
As noted above, the Marine Export Terminal on the U.S. Gulf Coast became operational in December 2019. We expect that a portion of our gross income for 2020 and future years will be derived from the operations of this terminal. Our U.S. subsidiary generally will be subject to U.S. federal income tax (generally at a rate of 21.0%) on its 50% share of any net income from the Marine Export Terminal.
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
U.K. Taxation
A number of our subsidiaries are U.K. incorporated companies and are subject to U.K. corporation tax on all their profits wherever arising. If we and any of our controlled affiliates not incorporated in the United Kingdom ensure that our central management and control is exercised outside of the United Kingdom, and we do not otherwise create a U.K. permanent establishment by carrying on business in the United Kingdom, we should not become subject to U.K. corporation tax. Where a company’s central management and control is exercised is a question of fact to be decided in accordance with the particular circumstances of each company. However, diverted profits tax, which was introduced in the UK to counter arrangements where profits are diverted and fall outside of the charge to UK tax, could become a future risk. Any distributions paid to us by our U.K subsidiaries will not be subject to U.K. taxation.
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
Maltese Taxation
OCY Aurora Ltd., the lessor VIE, is a Maltese special purpose company and is subject to Maltese tax on all its profits wherever arising. Please read Note 9—Variable Interest Entities to our consolidated financial statements.

C.	Organizational Structure
See Note 8— Group Subsidiaries to our consolidated financial statements, which is incorporated by reference in this Item 4.C.

D.	Property, Plant and Equipment
Other than our vessels and our investment in the Marine Export Terminal mentioned above, we do not have any material property.

Item 4A.	Unresolved Staff Comments
Not applicable.

Item 5.	Operating and Financial Review and Prospects

A.	Operating Results
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
We employ our vessels through a combination of time charters, voyage charters and COAs. Of our 38 vessels, 20 are employed under time charters, one is under a COA and 17 are employed in the spot market. As of December 31, 2020, 19 vessels were employed under time charters (December 31, 2019: 25 vessels), five were employed under contracts of affreightment (December 31, 2019: two vessels) and 14 were employed in the spot market (December 31, 2019: 11 vessels). Our operated vessels earned an average time charter equivalent rate of approximately $656,174 per vessel per calendar month ($21,573 per day) during the year ended December 31, 2020, compared to approximately $633,584 per vessel per calendar month ($20,831 per day) for the year ended December 31, 2019.
Our largest customers by revenue for the year ended December 31, 2020 include five companies that time charter and voyage charter, either on a spot basis or under a COA, a total of 13 of our 38 operated vessels: Mitsubishi International Corporation, a leading trade, commodities, finance and investment company; Pertamina, the Indonesian state-owned producer of hydrocarbons; Braskem S.A. a leading Brazilian petrochemical gas producer, Sibur, a Russian gas processing and petrochemicals company and Marubeni Corporation, one of the largest general trading companies in Japan with business activities across wide-ranging fields including agriculture, chemicals, energy, infrastructure and construction. For the year ended December 31, 2020, these customers accounted for approximately 51.8% of our revenue in the aggregate.
We also own a 50% share in the Marine Export Terminal, an ethylene export marine terminal on the Houston Ship Channel, through a joint venture. It has the capacity to export at least one million tons of ethylene per year and provides the capability to load ethylene at rates of 1,000 tons per hour. The construction of the terminal was completed in December 2020 with the commissioning of a 30,000 ton cryogenic storage tank. The terminal has secured a number of take or pay offtake agreements, which have minimum terms of five years, that came into effect on or before January 1, 2021. These commitments provide for a minimum throughput of 938,000 tons of ethylene, or 94% of nameplate capacity, through the terminal annually.
COVID-19
The outbreak in early 2020 of the
COVID-19
global pandemic has affected most countries in the world by restricting trade, causing closures of companies and ports and limiting the movement of people and goods. It continues to affect the free movement of people and cargoes with the imposition of quarantines and travel restrictions which affect global economic conditions that may impact our business, financial condition and the results of our operations. Although there are numerous national vaccine programs being developed and distributed to the world’s population, the full effects of the vaccines and their ability to combat different mutations or strains of the virus are not fully known and therefore the ultimate longevity of the
COVID-19
pandemic is uncertain, therefore a full estimate of the likely impact cannot be made with certainty at this time.
Vessel Contracts
We generate revenue by providing seaborne transportation services to customers pursuant to the following three types of contractual relationships:
Time Charters
. A time charter is a contract under which a vessel is chartered for a defined period of time at a fixed daily or monthly rate. Under time charters, we are responsible for providing crewing and other vessel operating services, the cost of which is intended to be covered by the fixed rate, while the customer is responsible for substantially all of the voyage expenses, including any bunker fuel consumption, port expenses and canal tolls. LPG is typically transported under a time charter arrangement, generally with a term of 12 months. However, eight of our 19 time charters at December 31, 2020 are for long-term charters exceeding 12 months. For the year ended December 31, 2020, approximately 55.6% of our revenue was generated pursuant to time charters, compared to approximately 55.9% for the year ended December 31, 2019 and 54.3% for the year ended December 31, 2018.
Voyage Charters
. A voyage charter is a contract, typically for shorter intervals, for transportation of a specified cargo between two or more designated ports. This type of charter is priced on a current or “spot” market rate, typically on a price per ton of product carried rather than a daily or monthly rate. Under voyage charters, we are responsible for all of the voyage expenses in addition to providing the crewing and other vessel operating services. Petrochemical gases have typically been transported pursuant to voyage charters, as the seaborne transportation requirements of petrochemical product traders have historically resulted from a particular product arbitrage at a point in time. For the year ended December 31, 2020, approximately 32.9% of our revenue was generated pursuant to voyage charters, compared to approximately 29.1% for both the year ended December 31, 2019 and 2018.
Contracts of Affreightment
. A COA is a contract to carry specified quantities of cargo, usually over prescribed shipping routes, at a fixed price per ton basis (often subject to fuel price or other adjustments) over a defined period of time. As such, a COA essentially consists of a number of voyage charters to carry a specified amount of cargo over a specified time period (i.e. the term of the COA), which can span for months to potentially years. Similar to a voyage charter, we are typically responsible for all voyage expenses in addition to providing all crewing and other vessel operating services when trading under a COA. For the year ended December 31, 2020, approximately 11.5% of our revenue was generated pursuant to COAs, compared to approximately 15.0% for the year ended December 31, 2019 and 16.6% for the year ended December 31, 2018.
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
Operating Revenues
. Our operating revenues include revenue from time charters, voyage charters and COAs. Operating revenues are affected by charter rates and the number of days a vessel operates, as well as address commissions deducted by charterers. Rates for voyage charters are more volatile as they are typically tied to prevailing market rates at the time of the voyage. Historically, voyage charters have usually represented a smaller proportion of our annual operating revenue, but this is changing as we transport more petrochemicals, including ethylene, typically by voyage charters or COAs.
Operating Revenues—Luna Pool collaborative arrangements
. Operating revenues – Luna Pool collaborative arrangements include revenue from time charters, voyage charters and COAs from the vessels in the pool and represent our share of pool net revenues generated by the other participant’s vessels in the pool. Luna Pool earnings are aggregated and then allocated (after deducting pool overheads and managers fees) to the pool participants in accordance with the pooling agreement. The Luna Pool, which comprises nine of our ethylene vessels and five ethylene vessels from Pacific Gas Pte. Ltd., focuses on the transportation of ethylene and ethane to meet the growing demands of our customers.
Brokerage Commissions
. Brokerage commissions are costs remitted to shipping brokers for arranging business between us and our customers for our vessels and are calculated as a percentage of chartering income.
Voyage Expenses
. Voyage expenses are all expenses unique to a particular voyage, principally bunker fuel consumption, port expenses and canal tolls. Voyage expenses are typically paid by the shipowner under voyage charters and contracts of affreightment and by the charterer under time charters. Accordingly, we generally only incur voyage expenses when performing voyage charters and COAs or during repositioning voyages between time charters for which no cargo is available. The gross revenue received by the shipowner under voyage charters and COAs is higher than those received under comparable time charters so as to compensate the shipowner for bearing all voyage expenses. As a result, our operating revenues and voyage expenses may vary significantly depending on our mix of time charters, voyage charters and COAs.
Voyage Expenses—Luna Pool collaborative arrangements
. Voyage expenses – Luna Pool collaborative arrangements represents the other participant’s share of pool net revenues generated by our vessels in the pool.
Vessel Operating Expenses
. Vessel operating expenses are expenses that are not unique to a specific voyage. Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the cost of spares and consumable stores, tonnage taxes and other miscellaneous expenses. Our vessel operating expenses will increase as the age of our fleet increases. Other factors that are beyond our control may also cause these expenses to increase, including developments relating to market prices for insurance and crewing costs.
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
In-house
technical management costs are included in general and administrative costs. Our technical and crew management agreements have terms through December 2021 and thereafter continue until terminated on at least three months’ notice by either party, subject to certain exceptions. As of December 31, 2020, we directly managed 17 of the vessels in our fleet.
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
General and Administrative Costs
. General and administrative costs principally consist of the costs incurred in operating our London representative office, which manages our chartering, operations, accounting and administrative functions and oversees the technical management of our other vessels; our Gdynia representative office, which manages our in-house
technical management; our New York representative office; our advisors’ services, including ongoing internal and external audit costs, taxation, legal and corporate services; and certain costs and expenses attributable to our board of directors. Please read “Item 4—Information on the Company—Business Overview—Commercial Management of the Fleet.” We incur additional expenses as a result of being a publicly-traded corporation, including costs associated with maintaining internal controls, quarterly and annual reports to shareholders and SEC filings, investor relations and NYSE annual listing fees. We may also grant equity compensation that would result in an expense to us. Please read “Item 6—Directors, Senior Management and Employees—Compensation—Equity Compensation Plans—2013 Long-Term Incentive Plan.”
Other income.
Other income consists of management fees for commercial and administrative activities performed by us for the Luna Pool. Under the Luna Pool pooling agreement, we, as the Commercial Manager, are responsible, as agent, for the marketing and chartering of the participating vessels, collection of revenues and paying voyage costs such as port call expenses, bunkers and brokers’ commissions in relation to charter contracts, but the vessel owners continue to be fully responsible for the financing, insurance, crewing and technical management of their respective vessels. The Commercial Manager receives a fee based on the net revenue of the Luna Pool, which is levied on the pool participants. However other income represents the fee for the other participant’s vessels as the fee relating to our vessels is eliminated on consolidation.
Interest expense and interest income.
Interest expense depends on our level of borrowings and may also change with prevailing interest rates, although our interest rate swaps or other derivative instruments may reduce the effect of these changes. Interest income will depend on prevailing interest rates and the level of our cash deposits and restricted cash deposits
.
Interest expense may also depend on our consolidated lessor VIE entity’s overall level of borrowing, including costs associated with such borrowing. By virtue of the sale and leaseback transaction we have entered into with a lessor VIE, we are deemed to be the primary beneficiary and we are required to consolidate this VIE into our results. Accordingly, although consolidated into our results, we have no control over the funding arrangements negotiated by this lessor VIE entity including the interest rates to be applied. In consolidating the lessor VIE into our financial results, we must make assumptions regarding the debt amortization profile and the interest rate to be applied against the lessor VIE’s debt principal. Furthermore, our estimation process is dependent upon the timeliness of receipt and accuracy of financial information provided by the lessor VIE entity. For additional detail refer to Note 9—Variable Interest Entities to our consolidated financial statements. As of December 31, 2020 and 2019, we consolidated one lessor VIE in connection with the lease financing transaction for one of our vessels. For descriptions of our current financing arrangements including those of our lessor VIE, please read “ Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Secured Term Loan Facilities and Revolving Credit Facilities”
Drydocking
. We must periodically drydock each of our vessels for any major repairs and maintenance, for inspection of the underwater parts of the vessel, that cannot be performed while the vessels are operating and for any modifications to comply with industry certification or regulatory requirements. We are required to drydock a vessel once every five years until it reaches 15 years of age, after which we are required to drydock the applicable vessel every two and a half to three years.
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
Time Charter Equivalent Rate
. TCE rate is not calculated in accordance with U.S. GAAP. TCE rate is a shipping industry performance measure used primarily to compare period-to-period
changes in a company’s performance despite changes in the mix of charter types (i.e., spot charters, time charters and contracts of affreightment) under which the vessels may be employed between the periods. Under a time charter, the charterer pays substantially all of the vessel voyage related expenses, whereas for voyage charters, also known as spot market charters, we pay all voyage expenses. For all charters, we calculate TCE by dividing operating revenues (excluding collaborative arrangements) for the charter, less any voyage expenses (excluding collaborative arrangements), by the number of operating days for the relevant time period of that charter. TCE rates exclude the effects of the collaborative arrangements, as operating days and fleet utilization, on which TCE rates are based, are calculated for our owned vessels, and not the average of all Pool vessels.
Daily Vessel Operating Expenses
. Daily vessel operating expenses are calculated by dividing vessel operating expenses by ownership days for the relevant time period.
Results of Operations
Factors Affecting Comparability
You should consider the following factors when evaluating our historical financial performance and assessing our future prospects:

•
Investment in Export Terminal Joint Venture
. In January 2018, we entered into the Export Terminal Joint Venture to build and operate the Marine Export Terminal, which began commercial operations with the export of commissioning cargoes in December 2019 and the terminal had 425,000 tons of ethylene throughput during 2020. The refrigerated storage for 30,000 tons of ethylene was completed in December 2020 which will enable the terminal to export at least one million tons of ethylene annually, supported by take or pay throughput agreements of five to seven years in duration with customers. The terminal provides the capability to load ethylene at rates of

1,000 tons per hour. The results from the Export Terminal Joint Venture are shown as “Share of results of equity accounted joint ventures” on our consolidated statements of operations.

•
Luna Pool
. In March 2020, the Company collaborated with Pacific Gas Pte. Ltd. and Greater Bay Gas Co. Ltd. to form and manage the Luna Pool. The Luna Pool, which comprises nine of the Company’s ethylene vessels and five ethylene vessels from Pacific Gas Pte. Ltd., focuses on the transportation of ethylene and ethane to meet the growing demands of our customers. The Luna Pool became operational during the second quarter of 2020. Pool earnings are aggregated and then allocated to the pool participants in accordance with an apportionment for each participant’s vessels multiplied by the number of days each of their vessels are on hire in the pool during the relevant period and therefore the Company is exposed to risk and rewards dependent on the commercial success of the Luna Pool. We have presented our share of net income earned under the Luna Pool collaborative arrangement across a number of lines in our consolidated statements of operations. The Company’s wholly owned subsidiary, NGT Services (UK) Limited, acts as Commercial Manager to the Luna Pool. The portion of the Commercial Manager’s fee which is due from the other pool participant is presented as other income on our consolidated statements of operations.

•
We will have different financing arrangements.
Our current financing arrangements may not be representative of our historical arrangements or the arrangements we will enter into in the future. We may amend our existing credit facilities or enter into other financing arrangements.

In September 2020, we entered into a new $210 million revolving credit facility to refinance one of our secured revolving credit facilities. The new revolving credit facility also provided for an additional approximately $30.0 million of borrowing capacity for general corporate purposes, of which $17 million remained undrawn as of December 31, 2020.
In September 2020, we also issued new senior unsecured $100 million 2020 Bonds for the purpose of refinancing the then existing senior unsecured $100 million 2017 Bonds, which were scheduled to mature in February 2021. The 2017 Bonds were redeemed in full in September 2020. Please read “—Liquidity and Capital Resources—Secured Term Loan Facilities and Revolving Credit Facilities,” “2017 Senior Unsecured Bonds,” “2018 Senior Secured Bonds” and “Terminal facility”.
In addition, in October 2019, we entered into a sale and leaseback to refinance one of our vessels,
Navigator Aurora
. By virtue of the sale and leaseback transaction we have entered into with a lessor VIE (Variable Interest Entity), where we are deemed to be the primary beneficiary of the VIE, we are required by U.S. GAAP to consolidate the VIE into our results. Although consolidated into our results, we have no control over the funding arrangements negotiated by the lessor VIE such as interest rates, maturity and repayment profiles. Please refer to Note 9—Variable Interest Entities to our consolidated financial statements.

•
Our results are affected by fluctuations in the fair value of our derivative instruments.
The change in fair value of our derivative instruments is included in our net income, which may fluctuate significantly as interest rates or currency exchange rates fluctuate. Please read Note 3—Derivative Instruments Accounted for at Fair Value and Note 20—Cash, Cash Equivalents and Restricted Cash to our consolidated financial statements.

•
Changes in Accounting Standards.
On January 1, 2020 we adopted the new accounting standard described below. Please read Note 2—Summary of Significant Accounting Policies to our consolidated financial statements attached hereto for more information regarding this standard and other recently adopted new accounting standards.

•
Accounting Standards Update (“ASU”) No.
 2016-13,
Financial Instruments – Credit Losses (Topic 326)
and subsequent amendments
.
We have adopted the new accounting standard using the modified retrospective method to incorporate the cumulative effect at the date of initial application for reporting periods presented beginning January 1, 2020. By using the modified retrospective method approach, we have made an adjustment to the consolidated statements of shareholders’ equity which represents the amount of provision for credit losses that would not have been recognized in retained earnings for the year ended December 31, 2019 under ASU
2016-13.
Consequently, the comparable amounts for the year ended December 31, 2019 have not been adjusted and continue to be reported in accordance with previously applicable GAAP. The adoption of this standard and subsequent amendments did not have a material impact on our consolidated financial statements or related disclosures.

On January 1, 2019, we adopted the new accounting standard described below. Please read Note 2—Summary of Significant Accounting Policies to our consolidated financial statements attached hereto for more information regarding this standard and other recently adopted new accounting standards.

•
Accounting Standards Update (“ASU”) No.
 2016-02,
Leases (Topic 842)
and subsequent amendments
.
We have adopted the new accounting standard on leases using the “Comparatives Under Accounting Standards Codification 840” option on transition to incorporate the cumulative effect at the date of initial application for reporting periods presented beginning January 1, 2019. By using this transition method, we have made an adjustment to the consolidated statements of shareholders’ equity which represents the amounts of expense that would not have been recognized in retained earnings for the year ended December 31, 2018 under the previously applicable standard, Topic 840. Consequently, the comparable amounts for the year ended December 31, 2018 have not been adjusted and continue to be reported in accordance with previously applicable GAAP.

Results of Operations for the Year Ended December 31, 2019 Compared to Year Ended December 31, 2020
The following table compares our operating results for the years ended December 31, 2019 and 2020:

	Year Ended December 31, 2019	Year Ended December 31, 2020	Percentage Change
	(in thousands, except percentages)
Operating revenues	$301,385	$319,665	6.1%
Operating revenues—Luna Pool collaborative arrangements	—	12,830	—

Total operating revenues	$301,385	$332,495	10.3%
Operating expenses:
Brokerage commissions	4,938	5,095	3.2%
Voyage expenses	55,310	63,372	14.6%
Voyage expenses—Luna Pool collaborative arrangements	—	12,418	—
Vessel operating expenses	111,475	109,503	(1.8%)
Depreciation and amortization	76,173	76,681	0.7%
General and administrative costs	20,878	23,871	14.3%
Other income	—	(199)	—

Total operating expenses	$268,774	$290,741	8.2%

Operating income	$32,611	$41,754	28.0%
Foreign currency exchange gain / (loss) on senior secured bonds	969	(1,931)	—
Unrealized (loss) / gain on non-designated derivative instruments	(615)	2,762	—
Interest expense	(48,611)	(41,080)	(15.5%)
Loss on repayment of 7.75% senior unsecured bonds	—	(479)	—
Write off of deferred financing costs	(403)	(155)	(61.5%)
Interest income	920	408	(55.7%)

(Loss)/Income before income taxes and share of result of equity accounted joint ventures	$(15,129)	$1,279	—
Income taxes	(352)	(617)	75.3%
Share of result of equity accounted joint ventures	(1,126)	651	—

Net (loss)/income	$(16,607)	$1,313	—
Net income attributable to non-controlling interest	(99)	(1,756)	1673.7%

Net loss attributable to stockholders of Navigator Holdings Ltd.	$(16,706)	$(443)	(97.3%)

Operating Revenues
. Operating revenues net of address commissions, increased by $18.3 million or 6.1% to $319.7 million for the year ended December 31, 2020, from $301.4 million for the year ended December 31, 2019. This increase was primarily due to:

•
an increase in operating revenues of approximately $8.8 million attributable to an increase in average monthly time charter equivalent rates, which increased to an average of approximately $656,193 per vessel per calendar month ($21,573 per day) for the year ended December 31, 2020, compared to an average of approximately $633,584 per vessel per calendar month ($20,831 per day) for the year ended December 31, 2019;

•
an increase in operating revenues of approximately $8.1 million primarily attributable to an increase in pass through voyage costs, as the number and duration of voyage charters during the year ended December 31, 2020 increased, compared to the year ended December 31, 2019;

•
an increase in operating revenues of approximately $1.4 million attributable to an increase in vessel available days of 76 days or 0.6% for the year ended December 31, 2020, compared to the year ended December 31, 2019. As well as an additional 38 vessel available days being available during the year ended December 31, 2020 as a result of being a leap year, there were a total of 224 drydock days, including repositioning days, during the year ended December 31, 2020, compared to 262 days the year ended December 31, 2019.

•
Fleet utilization was 86.8% for the year ended December 31, 2020, being principally the same as for the year ended December 31, 2019 but resulted in a minor increase of $0.01 million in operating revenues.

The following table presents selected operating data for the years ended December 31, 2019 and 2020, which we believe are useful in understanding the basis for movements in operating revenues:

Fleet Data:	Year Ended December 31, 2019	Year Ended December 31, 2020
Weighted average number of vessels	38.0	38.0
Ownership days	13,870	13,908
Available days	13,608	13,684
Operating days	11,813	11,880
Fleet utilization	86.8%	86.8%
Average daily time charter equivalent rate (*)	$20,831	$21,573

*
Non-GAAP
Financial Measure -Time charter equivalent:
Time charter equivalent (“TCE”) rate is a measure of the average daily revenue performance of a vessel. TCE is not calculated in accordance with U.S. GAAP. For all charters, we calculate TCE by dividing total operating revenues (excluding collaborative arrangements), less any voyage expenses (excluding collaborative arrangements), by the number of operating days for the relevant period. TCE rates exclude the effects of the collaborative arrangements, as operating days and fleet utilization, on which TCE rates are based, are calculated for our owned vessels, and not the average of all Pool vessels. Under a time charter, the charterer pays substantially all of the vessel voyage related expenses, whereas for voyage charters, also known as spot market charters, we pay all voyage expenses. TCE rate is a shipping industry performance measure used primarily to compare period-to-period
changes in a company’s performance despite changes in the mix of charter types (i.e., spot charters, time charters and contracts of affreightment) under which the vessels may be employed between the periods. We include average daily TCE rate, as we believe it provides additional meaningful information in conjunction with net operating revenues, because it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. Our calculation of TCE rate may not be comparable to that reported by other companies.

Reconciliation of Operating Revenues to TCE rate
The following table represents a reconciliation of operating revenues to TCE rate. Operating revenues are the most directly comparable financial measure calculated in accordance with U.S. GAAP for the periods presented.

Fleet Data:	Year Ended December 31, 2019	Year Ended December 31, 2020
Operating revenues (excluding collaborative arrangements)	$301,385	$319,665
Voyage expenses (excluding collaborative arrangements)	55,310	63,372

Operating revenues less Voyage expenses	$246,075	$256,293
Operating days	11,813	11,880
Average daily time charter equivalent rate	$20,831	$21,573
Operating Revenues—Luna Pool collaborative arrangements
. Pool earnings are aggregated and then allocated (after deducting pool overheads and managers fees) to the pool participants in accordance with the pooling agreement. Operating revenues—Luna Pool collaborative arrangements was $12.8 million for the year ended December 31, 2020, which represents our share of pool net revenues generated by the other participant’s vessels in the pool. The Luna Pool became operational during the second quarter of 2020 and consequently there was no Operating Revenues—Luna Pool collaborative arrangements for the year ended December 31, 2019.
Brokerage Commissions
. Brokerage commissions, which typically vary between 1.25% and 2.5% of revenue, increased by 3.2% to $5.1 million for the year ended December 31, 2020, from $4.9 million for the year ended December 31, 2019. This was primarily due to an increase in operating revenues on which brokerage commissions are based.
Voyage Expenses
. Voyage expenses increased by 14.6% to $63.4 million for year ended December 31, 2020, from $55.3 million for the year ended December 31, 2019. This was primarily due to the number of Panama and Suez Canal transits, which increased to 71 transits for the year ended December 31, 2020, from a total of 22 transits for the year ended December 31, 2019 as a result of different trades, but also the number of voyage charter days increased by 262 days for the year ended December 31, 2020 when compared to the year ended December 31, 2019. These voyage costs are pass through costs, corresponding to an increase in operating revenues of the same amount.
Voyage Expenses—Luna Pool collaborative arrangements.
Voyage expenses—Luna Pool collaborative arrangements were $12.4 million for the year ended December 31, 2020, which represents the other participant’s share of pool net revenues generated by our vessels in the pool. The net effect after deducting Voyage Expenses—Luna Pool collaborative arrangements from operating revenues—Luna Pool collaborative arrangements was that the other participant’s vessels contributed $0.4 million to our vessels in the Luna Pool for the year ended December 31, 2020. The Luna Pool became operational during the second quarter of 2020 and consequently there were no Voyage Expenses—Luna Pool collaborative arrangements for the year ended December 31, 2019.
Vessel Operating Expenses.
Vessel operating expenses decreased by 1.8% to $109.5 million for the year ended December 31, 2020, from $111.5 million for the year ended December 31, 2019. Average daily vessel operating expenses decreased by $164 per vessel per day, or 2.0%, to $7,873 per vessel per day for the year ended December 31, 2020, compared to $8,037 per vessel per day for the year ended December 31, 2019.
Depreciation and Amortization
. Depreciation and amortization increased by $0.5 million or 0.7% to $76.7 million for the year ended December 31, 2020, from $76.2 million for the year ended December 31, 2019.

Depreciation and amortization included amortization of capitalized drydocking costs of $8.2 million and $7.9 million for the years ended December 31, 2020 and 2019 respectively.
General and Administrative Costs
. General and administrative costs increased by $3.0 million or 14.3% to $23.9 million for the year ended December 31, 2020, from $20.9 million for the year ended December 31, 2019. The increase in general and administrative costs was primarily due to additional audit and internal control related costs of $1.2 million, additional terminal insurance costs of $1.0 million, a loss of $0.4 million on the revaluation of an Indonesian Rupiah bank account; and the write off of previously capitalized legal costs of $0.5 million relating to the Marine Export Terminal.
Other Income.
Other income was $0.2 million for the year ended December 31, 2020 and consists of management fees for commercial and administrative activities performed by the Company for the Luna Pool. The Luna Pool became operational during the second quarter of 2020 and consequently there was no other income for the year ended December 31, 2019.
Non-operating
Results
Foreign currency exchange gain/(loss) on senior secured bonds.
Exchange gains and losses relate to
non-cash
movements on our 2018 Bonds which are denominated in Norwegian Kroner and translated to U.S. Dollar at the prevailing exchange rate as of December 31, 2020. The foreign currency loss on remeasurement was $1.9 million for the year ended December 31, 2020, as the Norwegian Kroner strengthened against the U.S. Dollar, compared to a $1.0 million gain for the year ended December 31, 2019.
Unrealized (loss)/gain on
non-designated
derivative instruments.
The unrealized gain of $2.8 million on
non-designated
derivative instruments relates to the fair value movement in our cross-currency interest rate swap and interest rate swaps. The movement is primarily due to the strengthening of the Norwegian Kroner against the U.S. Dollar, resulting in a gain of $2.9 million on our cross-currency interest rate swap, offset by a loss of $0.1 million on the fair values of our interest rate swaps for the year ended December 31, 2020. The unrealized loss on our cross-currency interest rate swap for the year ended December 31, 2019 was $0.6 million.
Interest Expense
.
Interest expense decreased by $7.5 million, or 15.5%, to $41.1 million for the year ended December 31, 2020, from $48.6 million for the year ended December 31, 2019. The decrease was primarily due to a reduction in U.S. LIBOR, offset by a reduction in the amount of capitalized interest. Interest expense is shown net of interest capitalized. Interest capitalized for the year ended December 31, 2020 was $0.8 million compared to $4.5 million for the year ended December 31, 2019, both of which related to interest on capital contributions to the Export Terminal Joint Venture.
Loss on repayment of 7.75% Senior Unsecured Bonds.
In connection with the redemption of the 2017 Bonds, pursuant to which we redeemed all of the outstanding principal amount in September 2020, there was $0.2 million in redemption premium charges and a write off of the remaining unamortized deferred financing costs of $0.3 million relating to the redemption of the 2017 Bonds for the year ended December 31, 2020.
Write off of Deferred Financing Costs
.
The write off of deferred financing costs of $0.2 million for the year ended December 31, 2020 related to the portion of the remaining unamortized deferred financing costs of the $290.0 million secured revolving line of credit facility for the bank that left the syndicate at the refinancing date which occurred during the year and prior to the maturity date of the facility. The write off of deferred financing costs of $0.4 million for the year ended December 31, 2019 related to certain third party legal costs of $0.1 million when we partially refinanced our January 2015 secured term loan facility and $0.3 million upon the refinancing of
Navigator Aurora
into a sale and leaseback transaction with OCY Aurora Ltd. This vessel had until the refinancing been part of our December 2015 secured revolving credit facility.
Income Taxes.
Income tax relates to taxes on our subsidiaries incorporated in the United Kingdom, Poland and Singapore and our consolidated VIE, incorporated in Malta. Two of our United Kingdom subsidiaries earn management and other fees from affiliates, and our Singaporean subsidiary earns interest from loans to our variable interest entity in Indonesia. The main corporate tax rates are 19%, 19%, 17% and 35% in the United Kingdom, Poland and Singapore and Malta, respectively. For the year ended December 31, 2020, we incurred taxes of $617,000 compared to taxes for the year ended December 31, 2019 of $352,000.
Share of result of equity accounted joint ventures
. The share of result of the Company’s 50% ownership in the Export Terminal Joint Venture was income of $0.7 million for the year ended December 31, 2020, primarily as a result of volumes being exported through the Marine Export Terminal following the commencement of the throughput agreements during the second quarter of 2020, compared to a loss of $1.1 million for the year ended December 31, 2019, principally relating to commissioning costs.
Non-Controlling
Interest.
We have entered into a sale and leaseback arrangement in November 2019 with a wholly-owned special purpose vehicle (“lessor SPV”) of a financial institution. While we do not hold any equity investments in this lessor SPV, we have determined that we are the primary beneficiary of this entity and accordingly, we are required to consolidate this variable interest entity (“VIE”) into our financial results. Thus, the income attributable to the financial institution of $1.8 million for the year ended December 31, 2020 and $0.1 million for the year ended December 31, 2019 is presented as the non-controlling
interest in our financial results. For additional details, see Note 9—Variable Interest Entities to our consolidated financial statements.

Results of Operations for the Year Ended December 31, 2018 Compared to Year Ended December 31, 2019
The following table compares our operating results for the years ended December 31, 2018 and 2019:

	Year Ended December 31, 2018	Year Ended December 31, 2019	Percentage Change
	(in thousands, except percentages)
Operating revenues	$310,046	$301,385	(2.8%)
Operating expenses:
Brokerage Commissions	5,142	4,938	(4.0%)
Voyage expenses	61,634	55,310	(10.3%)
Vessel operating expenses	106,719	111,475	4.5%
Depreciation and amortization	76,140	76,173	0.0%
General and administrative costs	18,931	20,878	10.3%

Total operating expenses	$268,566	$268,774	0.1%

Operating income	$41,480	$32,611	(21.4%)
Foreign currency exchange gain on senior secured bonds	2,360	969	(58.9%)
Unrealized loss on non-designated derivative instruments	(5,154)	(615)	(88.1%)
Interest expense\	(44,908)	(48,611)	8.2%
Write off of deferred financing costs	—	(403)	—
Interest income	854	920	7.7%

Loss before income taxes and share of result of equity accounted joint ventures	$(5,368)	$(15,129)	181.8%
Income taxes	(333)	(352)	5.7%
Share of result of equity accounted joint ventures	(38)	(1,126)	2863.2%

Net loss	$(5,739)	$(16,607)	189.4%
Net income attributable to non-controlling interest	—	(99)	—

Net loss attributable to stockholders of Navigator Holdings Ltd.	$(5,739)	$(16,706)	191.1%

Operating Revenues
. Operating revenues net of address commissions, decreased by $8.7 million or 2.8% to $301.4 million for the year ended December 31, 2019, from $310.0 million for the year ended December 31, 2018. This decrease was primarily due to:

•
a decrease in operating revenues of approximately $6.1 million attributable to a decrease in fleet utilization from 89.0% for the year ended December 31, 2018 to 86.8% for the year ended December 31, 2019, primarily due to the weak LPG and petrochemical markets;

•
a decrease in operating revenues of approximately $6.3 million primarily attributable to a decrease in pass through voyage costs, as the number and duration of voyage charters during the year ended December 31, 2019 decreased, compared to the year ended December 31, 2018;

•
a decrease in operating revenues of approximately $2.9 million attributable to a decrease in vessel available days of 159 days or 1.2% for the year ended December 31, 2019 due to an increase in the number and duration of vessel drydocks when the vessels are unavailable for charter, compared to the year ended December 31, 2018; and

•
an increase in operating revenues of approximately $6.6 million attributable to an increase in average monthly time charter equivalent rates, which increased to an average of approximately $633,584 per vessel per calendar month ($20,831 per day) for the year ended December 31, 2019, compared to an average of approximately $616,965 per vessel per calendar month ($20,284 per day) for the year ended December 31, 2018.

The following table presents selected operating data for the years ended December 31, 2018 and 2019, which we believe are useful in understanding the basis for movements in operating revenues:

Fleet Data:	Year Ended December 31, 2018	Year Ended December 31, 2019
Weighted average number of vessels	38.0	38.0
Ownership days	13,870	13,870
Available days	13,767	13,608
Operating days	12,247	11,813
Fleet utilization	89.0%	86.8%
Average daily time charter equivalent rate (*)	$20,284	$20,831

*
Non-GAAP
Financial Measure -Time charter equivalent:
Time charter equivalent (“TCE”), rate is a measure of the average daily revenue performance of a vessel. TCE is not calculated in accordance with U.S. GAAP. For all charters, we calculate TCE by dividing total operating revenues (excluding collaborative arrangements), less any voyage expenses (excluding collaborative arrangements), by the number of operating days for the relevant period. Under a time charter, the charterer pays substantially all of the vessel voyage related expenses, whereas for voyage charters, also known as spot market charters, we pay all voyage expenses. TCE rate is a shipping industry performance measure used primarily to compare period-to-period
changes in a company’s performance despite changes in the mix of charter types (i.e., spot charters, time charters and contracts of affreightment) under which the vessels may be employed between the periods. We include average daily TCE rate, as we believe it provides additional meaningful information in conjunction with net operating revenues, because it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. Our calculation of TCE rate may not be comparable to that reported by other companies.

Reconciliation of Operating Revenues to TCE rate
The following table represents a reconciliation of operating revenues to TCE rate. Operating revenue is the most directly comparable financial measure calculated in accordance with U.S. GAAP for the periods presented.

Fleet Data:	Year Ended December 31, 2018	Year Ended December 31, 2019
Operating revenues	310,046	301,385
Voyage expenses	61,634	55,310

Operating revenues less Voyage expenses	248,412	246,075
Operating days	12,247	11,813
Average daily time charter equivalent rate	$20,284	$20,831
Brokerage Commissions
. Brokerage commissions, which typically vary between 1.25% and 2.0% of revenue, decreased by 4.0% to $4.9 million for the year ended December 31, 2019, from $5.1 million for the year ended December 31, 2018. This was primarily due to a decrease in operating revenues on which brokerage commissions are based and a change in the mix of charters between time and voyage charters. Generally, time charters command a lower brokerage commission percentage than voyage charters.

Voyage Expenses
. Voyage expenses decreased by 10.3% to $55.3 million for year ended December 31, 2019, from $61.6 million for the year ended December 31, 2018. This was primarily due to a decrease in the number and duration of voyage charters undertaken during the year ended December 31, 2019, compared to the year ended December 31, 2018, with these decreased voyage costs being pass through costs, corresponding to a decrease in operating revenues of the same amount.
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
Share of result of equity accounted joint ventures
. The share of result of the Company’s 50% ownership in the Export Terminal Joint Venture was a loss of $1.1 million for the year ended December 31, 2019, principally relating to commissioning costs, compared to a loss of $0.04 million for the year ended December 31, 2018.
Non-Controlling
Interest.
We have entered into a sale and leaseback arrangement in November 2019 with a wholly-owned special purpose vehicle (“lessor SPV”) of a financial institution. While we do not hold any equity investments in this lessor SPV, we have determined that we are the primary beneficiary of this entity and accordingly, we are required to consolidate this variable interest entity (“VIE”) into our financial results. Thus, the income attributable to the financial institution of $0.1 million for the year ended December 31, 2019 is presented as the non-controlling
interest in our financial results. For additional details, see Note 9—Variable Interest Entities to our consolidated financial statements.

B.	Liquidity and Capital Resources
Liquidity and Cash Needs
Our primary sources of funds are cash and cash equivalents, cash from operations, undrawn bank borrowings and proceeds from bond issuances. As of December 31, 2020, we had cash and cash equivalents of $59.3 million along with $18.0 million available under the March 2019 Terminal Facility. The remaining $18.0 million was drawn down in full in January 2021, of which $4.0 million was a final capital contribution to the Export Terminal Joint Venture and the remaining $14.0 million for general corporate purposes. In addition, we had $37.6 million available to be drawn down on two of our secured revolving credit facilities and a $7.5 million unused letter of credit available to be drawn on the Terminal Facility to be used solely to make capital repayments on that facility.
Our secured term loan facilities and revolving credit facilities require that the borrowers have liquidity (including undrawn available lines of credit with a maturity exceeding 12 months) of no less than (i) $25.0 million or $35.0 million, or (ii) 5% of Net Debt or total debt as applicable, whichever is greater, which was $42.8 million, as of December 31, 2020. Please see “—Secured Term Loan Facilities and Revolving Credit Facilities”, “—2017 Senior Unsecured Bonds”, “—2018 Senior Secured Bonds” and “2020 Senior Unsecured Bonds” below.
Amounts included in restricted cash represent those required to be set aside as collateral by a contractual agreement with a banking institution for the forecast future liability on the cross-currency interest rate swap agreement at the reporting date. Please read Note 3—Derivative Instruments Accounted for at Fair Value and Note 20—Cash, Cash Equivalents and Restricted Cash to our consolidated financial statements. If the Norwegian Kroner depreciates relative to the U.S. Dollar beyond a certain threshold, we are required to place cash collateral with our swap providers. In the event the depreciation of the Norwegian Kroner relative to the U.S. Dollar is significant, the cash collateral requirements could adversely affect our liquidity and financial position. As of December 31, 2020, we had no collateral amount held with the swap provider (December 31, 2019, $1.3 million).
Included within cash, cash equivalents and restricted cash as of December 31, 2020 is an amount of $0.2 million relating to the cash belonging to the lessor VIE that is unavailable to the Company, but we are required to consolidate under U.S. GAAP (December 31, 2019, $0.8 million). Please read Note 9—Variable Interest Entities to our consolidated financial statements.
Our primary uses of funds are capital contributions for the investment in the Export Terminal Joint Venture, drydocking expenditures, voyage expenses, vessel operating expenses, general and administrative costs, expenditures incurred in connection with ensuring that our vessels comply with international and regulatory standards, financing expenses and repayment of bonds and bank loans. In addition to operating expenses, our medium-term and long-term liquidity needs relate to debt repayments, potential future newbuildings or acquisitions and the further development of the Marine Export Terminal in our Export Terminal Joint Venture.
As of December 31, 2020, we had made capital contributions to the Export Terminal Joint Venture of $142.5 million of our expected $146.5 million share of the capital cost for the construction of the Marine Export Terminal. On January 21, 2021, the Company made a capital contribution of $4.0 million by drawing down on the Terminal Facility, being the final contribution for our expected full share of the capital cost for the construction of the Marine Export Terminal.
We believe, given our current cash holdings, that if market conditions remain relatively stable throughout 2021, our financial resources, including the cash expected to be generated within the year, will be sufficient to meet our liquidity and working capital needs for the next twelve months, taking into account our existing capital commitments and debt service requirements. If market conditions worsen significantly due to the current pandemic of
COVID-19
then our cash resources may decline to a level that may put at risk our ability to service timely our debt and capital expenditure commitments. To avoid such an eventuality, management would expect to be able to raise extra capital through the available undrawn sources described above.
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
Cash Flows
The following table summarizes our cash, cash equivalents and restricted cash provided by (used in) operating, financing and investing activities for the periods presented:

	Year Ended December 31,
	2018	2019	2020
	(in thousands)
Net cash provided by operating activities	$77,517	$49,700	$44,673
Net cash used in investing activities	(42,327)	(90,409)	(16,151)
Net cash provided by / (used in) financing activities	(25,784)	35,324	(35,381)
Net increase / (decrease) in cash, cash equivalents and restricted cash	9,406	(5,385)	(6,859)
Operating Cash Flows
. Net cash provided by operating activities for the year ended December 31, 2020, decreased to $44.7 million, from $49.7 million for the year ended December 31, 2019, a decrease of 10.1%. This decrease was primarily due to changes in working capital movements of $27.3 million; offset by an increase in net income of $17.9 million to $1.3 million for the year ended December 31, 2020 from a net loss of $16.6 million for the year ended December 31, 2019. In addition, insurance receivables reduced by $4.1 million during the year ended December 31, 2020 compared to the year ended December 31, 2019.
Net cash provided by operating activities for the year ended December 31, 2019, decreased to $49.7 million, from $77.5 million for the year ended December 31, 2018, a decrease of 35.9%. This decrease was due to lower net income of $11.0 million, primarily as a result of increases in both vessels operating expenses and interest expense; changes in working capital movements of $7.7 million and an increase in payments for drydocking costs of $5.7 million.
Net cash flow from operating activities depends upon charter rates attainable, fleet utilization, fluctuations in working capital balances, repairs and maintenance activity, amount and duration of drydocks and changes in interest rates and foreign currency rates.
We are required to drydock each vessel once every five years until it reaches 15 years of age, after which we drydock vessels every two and a half to three years. Drydocking each vessel takes approximately 30 days in total. Drydocking days generally include approximately
5-10
days of voyage time to and from the drydocking shipyard and approximately
15-20
days of actual drydocking time. Nine of our vessels undertook scheduled drydockings during 2020, two fewer vessels than planned as a result of delays associated with
COVID-19.
Nine vessels also undertook scheduled drydockings in 2019 and six during 2018.
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
Investing Cash Flows
.
Net cash used in investing activities of $16.2 million for the year ended December 31, 2020, primarily represents $17.4 million in capital contributions made to our Export Terminal Joint Venture and $2.2 million invested in ballast water treatment systems which are being retrofitted on our vessels during drydock to comply with the requirements of the Ballast Water Management Convention, offset by insurance recoveries on existing damage claims of $3.4 million.
Net cash used in investing activities of $90.4 million for the year ended December 31, 2019, primarily represents $84.5 million in capital contributions made to our Export Terminal Joint Venture together with capitalized interest for the investment of $4.8 million and $2.9 million invested in ballast water treatment systems, offset by insurance recoveries on existing damage claims of $2.2 million.
Net cash used in investing activities of $42.3 million for the year ended December 31, 2018, primarily represents $41.0 million in capital contributions made to our Export Terminal Joint Venture together with associated issuance costs for the investment of $1.5 million, offset by insurance recoveries on existing damage claims of $1.0 million.
Financing Cash Flows
. Net cash used in financing activities of $35.4 million for the year ended December 31, 2020 principally relates to regular quarterly repayments on our secured term loan facilities of $59.9 million as well as the repayment of the December 2015 revolving credit facility for $180.2 million upon refinancing; a repayment of $20.0 million on the revolving portion of the October 2016 Secured Term Loan and Revolving Credit Facility and the redemption and premium costs of our 2017 Bonds of $100.2 million. There was also an extemporaneous repayment of $6.8 million on the Navigator Aurora Facility held within our consolidated lessor VIE. We drew down $185.0 million on the new September 2020 Secured Revolving Credit Facility, less $1.9 million of issuance costs; $51.0 million from the Terminal Facility to finance the capital contributions to our Expert Terminal Joint Venture and received $100.0 million from the issuance of new senior unsecured bonds, less issuance costs of $2.0 million.
Net cash provided by financing activities of $35.3 million for the year ended December 31, 2019, relates to the net proceeds of $69.8 million from the refinancing of
Navigator Aurora
(from which $44.5 million was used

to repay the vessel’s secured tranche of the December 2015 secured revolving credit facility); a drawdown of $107.0 million on the March 2019 Secured term loan facility (from which $75.6 million was used to partially repay the January 2015 secured term loan of $75.6 million); $55.0 million drawn from the October 2016 revolving credit facility offset by $69.2 million relating to regular quarterly loan repayments and $6.5 million issuance costs for a combination of the 2017 Bond amendment, refinancing of
Navigator Aurora
, March 2019 Secured Term Loan, Terminal Facility and 2018 Bonds.
Net cash used in financing activities of $25.8 million for the year ended December 31, 2018, primarily represents $83.4 million in regular quarterly loan repayments and a net repayment of $13.1 million against our secured term revolving credit facility, partially offset by the net proceeds of issuance of senior secured bonds for $70.7 million.
Terminal Facility
General
. On March 29, 2019, Navigator Ethylene Terminals LLC (“Marine Terminal Borrower”), our wholly-owned subsidiary, entered into a Credit Agreement (the “Terminal Facility”) with ING Capital LLC and SG Americas Securities, LLC for a maximum principal amount of $75.0 million, to be used for the payment of capital contributions to our Export Terminal Joint Venture for construction costs relating to our Marine Export Terminal.
Term and Facility Limits; Conditions to Initial Borrowing.
The Terminal Facility is comprised of an initial construction loan, followed by a term loan with a final maturity occurring on the earlier of (i) five years from completion of the Marine Export Terminal and (ii) December 31, 2025. As of December 31, 2020, based on the committed throughput agreements for the Marine Export Terminal, a total of $69.0 million was available under the Terminal Facility of which $51.0 million was drawn as that date. The remaining $18.0 million was drawn down in full in January 2021, of which $4.0 million was a final capital contribution to the Export Terminal Joint Venture and the remaining $14.0 million for general corporate purposes.
On July 2, 2020, we entered into
floating-to-fixed
interest rate swap agreements with ING Capital Markets LLC (“ING”) and Societe Generale (“SocGen”), with a termination date of December 31, 2025, to run concurrently with the Terminal Facility. Under these agreements, the notional amounts of the swaps are 80% of the amounts drawn under the Terminal Facility. The interest rate receivable by the Company under these interest rate swap agreements is
3-month
LIBOR, calculated on a
360-day
year basis, which resets every three months in line with the dates of interest payments on the Terminal Facility. The interest rate payable by the Company under these interest rate swap agreements is 0.369% and 0.3615% per annum to ING and SocGen respectively, calculated on a
360-day
year basis. Please read Note 3—Derivative Instruments Accounted for at Fair Value to our consolidated financial statements.
The table below summarizes the Terminal Facility as of December 31, 2020:

Facility agreement date	Original facility amount	Principal amount outstanding	Undrawn amount at December 31, 2020	Interest rate	Loan maturity date
	(in millions)
March 2019	$75.0	$51.0	$18.0	US LIBOR + 250 to 300 BPS	December 2025
Fees and Interest.
The loans are subject to quarterly repayments of principal and interest beginning on March 31, 2021. Interest on amounts drawn on the initial construction loan were payable at a rate of U.S. LIBOR plus 250 basis points per annum. On conversion of the construction loan to a term loan upon practical completion of the Marine Export Terminal, which occurred on January 25, 2021, the loan became fully drawn at $69.0 million and interest is payable at a rate of U.S. LIBOR plus 275 to 300 basis points over the remaining term of the facility, for interest periods of three or six months.

Prepayments/Repayments.
The Marine Terminal Borrower may voluntarily prepay indebtedness at any time, without premium or penalty, in whole or in part upon prior written notice to the facility agent.
The Marine Terminal Borrower must make mandatory prepayments of indebtedness upon specified amounts of excess cash flow, the receipt of performance liquidated damages pursuant to certain material contracts related to the Marine Export Terminal, the receipt of proceeds in connection with an event of loss (as defined in the Terminal Facility), the receipt of proceeds in connection with termination payments (as defined in the Terminal Facility), the receipt of proceeds in connection with certain dispositions by the Export Terminal Joint Venture, the incurrence of certain specified indebtedness, the inability to meet the conditions for paying a dividend for four or more consecutive quarters, dispositions of the Marine Terminal Borrower’s equity interests in the Export Terminal Joint Venture, the receipt of indemnity payments in excess of $500,000 and certain amounts of any loans outstanding upon the conversion date.
Financial Covenants.
Under the Terminal Facility, the Marine Terminal Borrower must maintain a minimum debt service coverage ratio (as defined in the Terminal Facility) for the prior four calendar fiscal quarters (or shorter period of time if data for the prior four fiscal quarters is not available) of no less than 1.10 to 1.00 from the beginning of the second full fiscal quarter of the term loan, being September 30, 2021.
Restrictive Covenants
.
Following completion of the Marine Export Terminal, the Marine Terminal Borrower can only pay dividends if the Marine Terminal Borrower satisfies certain customary conditions to paying a dividend, including maintaining a debt service coverage ratio for the immediately preceding four consecutive fiscal quarters and the projected immediately succeeding four consecutive fiscal quarters of not less than 1.20 to 1.00 and no default or event of default has occurred or is continuing. The Terminal Facility also limits the Marine Terminal Borrower from, among other things, incurring indebtedness or entering into mergers and divestitures. The Terminal Facility also contains general covenants that will require the Marine Terminal Borrower to vote its interest in the Export Terminal Joint Venture to cause the Export Terminal Joint Venture to maintain adequate insurance coverage and maintain its property (but only to the extent the Marine Terminal Borrower has the power under the organizational documents of the Export Terminal Joint Venture to cause such actions).
On May 6, 2021, the Company obtained a waiver from the lenders under the Terminal Facility, which is retrospective with effect from the date of its inception, to correct a technical inconsistency in the Terminal Facility, involving a restrictive covenant relating to taking affirmative action regarding the treatment of tax status of the borrower as a corporation for U.S. federal, state or local income tax purposes. The waiver requires among other things, within 90 days after the date of the waiver, the parties to the Terminal Facility, to amend the credit agreement and other loan documentation to remediate the inconsistency and to set aside and fund a tax reserve, based on an agreed periodic basis, of future tax liabilities. Management has concluded that it is probable that these requirements will be complied with within the required 90 days and therefore classification of the long term portion of the loan as non-current
is appropriate
Security
.
The loans under the Terminal Facility are secured by first priority liens on the rights to the Marine Terminal Borrower’s distributions from the Marine Terminal Joint Venture, the Export Terminal Borrower’s assets and properties and the company’s equity interests in the Marine Terminal Borrower.
Secured Term Loan Facilities and Revolving Credit Facilities
General.
Navigator Gas L.L.C., our wholly-owned subsidiary, and certain of our vessel-owning subsidiaries have entered into a series of secured term loan facilities and revolving credit facilities beginning in January 2015, or the “January 2015 secured term loan facility,” and in October 2016, or the “October 2016 secured term loan and revolving credit facility” and in June 2017, or the “June 2017 secured term loan and revolving credit facility,” and in March 2019, or the “March 2019 secured term loan facility,” and in September 2020, or the “September 2020 secured revolving credit facility”. Collectively, we refer to the debt thereunder as our “secured facilities.” Proceeds of the loans under our secured facilities are used to finance newbuildings, acquisitions and for general corporate purposes. Please read Note 10—Secured Term Loan Facilities and Revolving Credit Facilities to our consolidated financial statements.

The table below summarizes our secured term loan and revolving credit facilities as of December 31, 2020:

Facility agreement date	Original facility amount	Principal amount outstanding	Undrawn amount at December 31, 2020	Interest rate	Loan maturity date
January 2015*	$278.1	$99.8	$—	US Libor + 270 BPS	March 2022—April 2023
October 2016	220.0	94.7	20.0	US Libor + 260 BPS	November 2023
June 2017	160.8	103.1	—	US Libor + 230 BPS	June 2023
March 2019	107.0	91.0	—	US Libor + 240 BPS	March 2025
September 2020	210.0	185.0	17.7	US Libor + 250 BPS	September 2024
October 2019**	69.1	61.4	—	US Libor + 185 BPS	October 2026

Total	$1,045.0	$635.0	$37.7

*	The January 2015 facility has tranches that mature over a range of dates, from March 2022 to April 2023.
**
The October 2019 loan facility relates to the Navigator Aurora Facility held within a lessor entity (for which legal ownership resides with financial institutions) that we are required to consolidate under U.S. GAAP into our financial statements as a variable interest entity (Please read Note 9—Variable Interest Entities to our consolidated financial statements).

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
October 2016 Secured Term Loan and Revolving Credit Facility.
The October 2016 secured term loan and revolving credit facility has a term of seven years from the first utilization date (and will expire in November 2023) with a maximum principal amount of up to $220.0 million of which $165.0 million was available as an amortizing secured term loan and $55.0 million is available as a revolving credit facility, of which $20.0 million currently remains undrawn. The aggregate fair market value of the collateral vessels must be no less than 125% of the aggregate outstanding borrowings under the facility. Interest on amounts drawn is payable at a rate of U.S. LIBOR plus 260 basis points per annum.
June 2017 Secured Term Loan and Revolving Credit Facility.
The June 2017 secured term loan and revolving credit facility has a term of six years from the date of the agreement and expires in June 2023, with a maximum principal amount of $160.8 million and was entered into to re-finance
a prior facility and for general corporate purposes. The facility has $100.0 million as a secured term loan and $60.8 million available as a revolving credit facility. The facility is currently fully drawn. The aggregate fair market value of the collateral vessels must be no less than 125% of the aggregate outstanding borrowing under the facility. Interest on amounts drawn is payable at a rate of U.S. LIBOR plus 230 basis points per annum.
March 2019 Secured Term Loan.
The March 2019 secured term loan has a term of six years from the date of the agreement and expires in March 2025. It has a maximum principal amount of $107.0 million and was entered to re-finance
four of our vessels that were secured within our January 2015 secured term loan facility and that were due to mature from June 2020. The full amount of this facility has been drawn. Under this agreement, the aggregate fair market value of the collateral vessels must be no less than 130% of the aggregate outstanding borrowing under the facility. Interest on amounts drawn is payable at a rate of U.S. LIBOR plus 240 basis points per annum.

September 2020 Secured Revolving Credit Facility.
On September 17, 2020, the Company entered into a secured revolving credit facility with Nordea Bank ABP, Credit Agricole Corporate and Investment Bank, ING Bank N.V. London Branch, National Australia Bank, ABN AMRO Bank N.V. and BNP Paribas S.A. for a maximum principal amount of $210.0 million (the “September 2020 Secured Revolving Credit Facility”), to refinance our December 2015 secured revolving credit facility that was due to mature in December 2022.
The facility is due to mature in September 2024, but contains an option, subject to the consent of the Lenders, exercisable 12 to 36 months after the date of the agreement, to extend the maturity date of the facility by 12 months to September 2025. As of December 31, 2020, an amount of $185.0 million was outstanding, with a further $17.7 million undrawn and available. The initial drawdown was used to repay the December 2015 secured revolving credit facility and associated fees. Interest on the September 2020 Secured Revolving Credit Facility is payable quarterly at U.S. LIBOR plus 250 basis points. The amount of the total facility shall be reduced semi-annually by an amount of $7.4 million followed by a final balloon payment on September 17, 2024, of $150.9 million.
This loan facility is secured by first priority mortgages on each of;
Navigator Eclipse, Navigator Luga, Navigator Nova, Navigator Prominence,
and
Navigator Yauza
as well as assignments of earnings and insurances on these secured vessels.
Prepayments/Repayments
.
The borrowers may voluntarily prepay indebtedness under our secured term loan facilities at any time, without premium or penalty, in whole or in part upon prior written notice to the facility agent, subject to customary compensation for LIBOR breakage costs. For the January 2015 and the March 2019 secured term loan facilities referred to above, the borrowers may not re-borrow
any amount that has been so prepaid. For the revolving elements of the October 2016 and June 2017 secured term loan and revolving credit facilities, and the September 2020 revolving credit facility, the borrowers may re-borrow
and prepay amounts.
The loans are subject to quarterly amortization repayments typically beginning three months after the initial borrowing date or delivery dates of the newbuildings or delivered ships, as applicable. Any remaining outstanding principal amount must be repaid on the expiration date of the facilities.
The borrowers are also required to deliver semi-annual compliance certificates, which include valuations of the vessels securing the applicable facility from an independent ship broker. Upon delivery of the valuation, if the market value of the collateral vessels is less than 125% to 135% of the outstanding indebtedness under the facilities, as applicable, the borrowers must either provide additional collateral or repay any amount in excess of 125% to 135% of the market value of the collateral vessels, as applicable. This covenant is measured semi-annually on June 30 and December 31. As of December 31, 2020, we had an aggregate excess of $392.6 million above the levels required by these covenants, in addition to four vessels that remain unsecured.
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

•
the ratio of EBITDA to Interest Expense (each as defined in the applicable secured term loan facility and revolving credit facility or as amended), on a trailing four quarter basis, is no less than 2.50 to 1.00 or 3.00 to 1.00; and

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
non-compliance
with security documents.
Other than as stated, our compliance with the financial covenants is measured as at the end of each fiscal quarter. As of December 31, 2019, and 2020, we were in compliance with all covenants under the secured term loan facilities and revolving credit facilities, including with respect to the aggregate fair market value of our collateral vessels.
2017 Senior Unsecured Bonds
On February 10, 2017, we issued senior unsecured bonds in an aggregate principal amount of $100.0 million with Nordic Trustee AS as the bond trustee (the “2017 Bonds”). The net proceeds of the 2017 Bonds, together with cash on hand, were used to redeem in full previously issued bonds. In September 2020, pursuant to a call option under the terms of the bond agreement governing the 2017 Bonds, we redeemed all of the $100.0 million in outstanding principal amount of the 2017 Bonds at a price of 100% to 100.5% of par, plus accrued interest. As a result, we no longer have any outstanding 2017 Bonds. The redemption of the 2017 Bonds was funded with the net proceeds from the issuance of the 2020 Bonds (as defined below).
2018 Senior Secured Bonds
General
. On November 2, 2018, we issued senior secured bonds in an aggregate principal amount of 600 million Norwegian Kroner (“NOK”) (approximately $71.7 million) with Nordic Trustee AS, as bond trustee and security agent (the “2018 Bonds”). The net proceeds were used to partially finance our portion of the capital cost for the construction of the Marine Export Terminal. The 2018 Bonds are governed by Norwegian law and are listed on the Nordic ABM which is operated and organized by Oslo Børs ASA. Please read Note 11—Senior Secured Bond to our consolidated financial statements.
Security
. The 2018 Bonds are secured by four of the Company’s ethylene capable semi-refrigerated liquefied gas carriers.
Interest
. Interest on the 2018 Bonds is payable quarterly at a rate equal to the
3-month
NIBOR plus 6.0% per annum, calculated on a
360-day
year basis. We have entered into a cross-currency interest rate swap agreement whereby interest is payable at a rate equal to the
3-month
LIBOR plus 6.608% throughout the life of the bond. Please read Note 3—Derivative Instruments Accounted for at Fair Value to our consolidated financial statements.
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
2020 Senior Unsecured Bonds
General.
On September 10, 2020, we issued senior unsecured bonds in an aggregate principal amount of $100.0 million with Nordic Trustee AS as the bond trustee (the “2020 Bonds”). The net proceeds of the issuance of the 2020 Bonds were used to redeem in full all of our outstanding 2017 Bonds. The 2020 Bonds are governed by Norwegian law and listed on the Nordic ABM which is operated and organized by Oslo Børs ASA.
Interest.
Interest on the 2020 Bonds is payable at a fixed rate of 8.0% per annum, calculated on a
360-day
year basis. Interest is payable semiannually on March 10 and September 10 of each year.
Maturity.
The 2020 Bonds mature in full on September 10, 2025 and become repayable on that date.
Optional Redemption.
We may redeem the 2020 Bonds, in whole or in part at any time. Any 2020 Bonds redeemed; up until September 9, 2023 will be priced at the aggregate of the net present value (based on the Norwegian government bond rate plus 50 basis points) of 103.2% of par and interest payable up to September 9, 2023; from September 10, 2023 up until September 9, 2024, are redeemable at 103.2% of par, from September 10, 2024 up until March 9, 2025, are redeemable at 101.6% of par, and from March 10 to the maturity date are redeemable at 100% of par, in each case, in cash plus accrued interest.
Additionally, upon the occurrence of a “Change of Control Event” (as defined in the bond agreement for the 2020 Bonds, (the “2020 Bond Agreement”)), the holders of 2020 Bonds have an option to require us to repay such holders’ outstanding principal amount of 2020 Bonds at 101% of par, plus accrued interest.
Financial Covenants.
The 2020 Bond Agreement contains financial covenants requiring us, among other things, to ensure that:

•	we and our subsidiaries maintain a minimum liquidity of no less than $35.0 million; and

•	we and our subsidiaries maintain an Equity Ratio (as defined in the 2020 Bond Agreement) of at least 30%.
Our compliance with the covenants listed above is measured as of the end of each fiscal quarter. As of December 31, 2020, we were in compliance with all covenants under the 2020 Bonds.
Restrictive Covenants.
The 2020 Bonds provide that we may declare or pay dividends to shareholders provided the Company maintains a minimum liquidity of $60.0 million unless an event of default has occurred and is continuing. The 2020 Bond Agreement also limits us and our subsidiaries from, among other things, entering into mergers and divestitures, engaging in transactions with affiliates or incurring any additional liens which would have a material adverse effect. In addition, the 2020 Bond Agreement includes customary events of default, including those relating to a failure to pay principal or interest, a breach of covenant, false representation and warranty, a cross-default to other indebtedness, the occurrence of a material adverse effect, or our insolvency or dissolution.
Lessor VIE Debt
In October 2019, we entered into a sale and leaseback transaction to refinance one of our vessels,
Navigator Aurora
¸ with a lessor, OCY Aurora Ltd, a special purpose vehicle (“SPV”) and wholly-owned subsidiary of Ocean Yield Malta Limited. The SPV was determined to be a variable interest entity (“VIE”). We are deemed to be the primary beneficiary of the VIE, and as a result, we are required by U.S. GAAP to consolidate the SPV into our results. The loan described below under “—Navigator Aurora Facility” relates to the VIE. Although we have no control over the funding arrangements of this entity, we are required to consolidate these loan facilities into our financial results. Please read Note 9—Variable Interest Entities to our consolidated financial statements for further information.
Upon the occurrence of a “Change of Control Event” (as defined in the sale and leaseback agreement), the lessor has an option to require us to repurchase
Navigator Aurora
at 103% of the outstanding lease amount, plus costs and expenses directly attributable to the termination of the lessor’s financing arrangements, such as break costs for swap arrangements.
Navigator Aurora Facility
In October 2019, the SPV, which owns
Navigator Aurora
, entered into secured financing agreements for $69.1 million consisting of a USD denominated loan facility, the “Navigator Aurora Facility”. The Navigator Aurora Facility is a seven year unsecured loan provided by OCY Malta Limited, the parent of OCY Aurora Ltd., The Navigator Aurora Facility is subordinated to a further bank loan where OCY Aurora Ltd is the guarantor and
Navigator Aurora
is
pledged as security. Please read Note 10—Secured Term Loans Facilities and Revolving Credit Facilities to our consolidated financial statements for further information. The Navigator Aurora Facility bears interest at 3 month U.S. LIBOR plus a margin of 185 basis points and is repayable by the SPV with a balloon payment on maturity. As of December 31, 2020, there was $61.4 million in borrowings outstanding under the Navigator Aurora Facility (December 31, 2019, $68.1 million).

C.	Research and Development Patents and Licenses etc.
We do not undertake any significant expenditure on research and development and have no significant interests in patents or licenses.

D.	Trend Information
The Company’s vessel utilization rose from a low level of 71.5% in September to a high point of 95% in December, averaging 91% for the fourth quarter of 2020. The increase can partly be attributed to a return to normal for U.S. ethylene pricing after Hurricane Laura and the subsequent resumption of ethylene exports from the Marine Export Terminal, in addition to an increase in the demand for LPG seaborne transportation leading into the winter months. As a result, during the fourth quarter of 2020, petrochemical operating days increased by 21% to 1,549 days, LPG operating days increased by 14% to 1,413 days and ammonia operating days increased by 17% to 182 days, in each case when compared to the third quarter of 2020. This is the second quarter in the Company’s history where petrochemical operating days was greater than either of the other two products. 2020 was the first year as a whole where petrochemical operating days matched LPG operating days at 47% each. Of those 1,549 petrochemical operating days, a record 868 days were related to ethane and ethylene transportation.

Navigator Atlas, a 21,000cbm ethylene gas carrier, was the first vessel to load from the on-shore
cryogenic storage tank at the Marine Export Terminal on December 23, 2020. The tank will greatly enhance the efficiency at the Marine Export Terminal and is expected to enable it to achieve or exceed the annual nameplate throughput capability of one million tons.
The demand for seaborne transportation of LPG increased significantly during the fourth quarter of 2020, driving Very Large Gas Carriers (“VLGC”)
12-month
time charter assessed rates from $960,000 per month at the beginning of the quarter to $1,450,000 per month at the end of the quarter. The Midsize LPG segment saw rates increase from $725,000 per month to $830,000 per month and handysize charter rates rose from $605,000 per month to $655,000 per month during the fourth quarter of 2020.
This increased trend continued into January 2021 with all three segments peaking, before easing off in February. The
12-month
time charter broker assessed rates for VLGCs and midsize vessels have reduced by $650,000 and $50,000 per month respectively, to $950,000 and $850,000 per month level, while the handysize sector, being less volatile, has only reduced by $5,000 per month to $690,000 per month.
Since the February 2021, the winter storms in Texas has impacted our utilization at the Marine Export Terminal and our ethylene capable vessels, as both U.S. LPG and ethylene exports have been reduced as a direct consequence. In addition, a force majeure due to mechanical integrity concerns at the Marine Export Terminal disrupted operations, but this issue was resolved on March 24. However the winter storms caused a sudden shutdown of the majority of U.S. ethylene production, resulting in U.S. ethylene prices reaching in excess of $1,200pmt, exceeding both European and Asian prices, significantly reducing ethylene export volumes through the terminal. Ethylene production has since returned to normal operating rates, with prices reducing as the domestic ethylene inventory levels rise and slowly surpassing domestic demand. The price of ethane, the key U.S. feedstock for U.S. ethylene producers, remains at a low level, which supports an expectation that U.S. ethylene fundamentals will return to normal and ethylene exports to international markets will resume to pre-storm
levels by the end of the second quarter of 2021.

E.	Off-Balance Sheet Arrangements
We currently do not have any
off-balance
sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations
The contractual obligations schedule set forth below summarizes our contractual obligations as of December 31, 2020.

	2021	2022	2023	2024	2025	Thereafter	Total
	(in thousands)
Marine Export Terminal capital contributions 1	4,000	—	—	—	—	—	4,000
Secured term loan facilities and revolving credit facilities	67,936	124,479	202,353	175,413	54,388	—	624,569
2020 Bonds	—	—	—	—	100,000	—	100,000
2018 Bonds	—	—	71,697	—	—	—	71,697
Office operating leases 2	1,572	252	—	—	—	—	1,824
Navigator Aurora Facility 3	—	—	—	—	—	61,361	61,361

Total contractual obligations	$73,508	$124,731	$274,050	$175,413	$154,388	$61,361	$863,451

1
On January 21, 2021, the Company made a capital contribution of $4.0 million to the Export Terminal Joint Venture, by drawing down on the Terminal Facility, being the final contribution for our expected full share of the capital cost for the construction of the Marine Export Terminal.

2
The Company occupies office space in London with a lease that commenced in January 2017 for a period of 10 years with a mutual break option in January 2022, the fifth anniversary from the lease commencement date. This break option is recognized in the table above but has not been included as part of the right-of-use
asset and lease liability associated with the lease. Please read Note 16—Operating Lease Liabilities to our consolidated financial statements.

3
The Navigator Aurora Facility is a loan facility held within a lessor entity (for which legal ownership resides with financial institutions) that we are required to consolidate under U.S. GAAP into our financial statements as a variable interest entity Please read Note 9—Variable Interest Entities to our consolidated financial statements

As part of our growth strategy, we will continue to consider strategic opportunities, including the acquisition of additional vessels. We may choose to pursue such opportunities through internal growth or joint ventures or business acquisitions. We intend to finance any future acquisitions through various sources of capital, including credit facilities, debt borrowings and the issuance of additional shares of common stock.

G.	Safe Harbor
See “Cautionary Statement Regarding Forward Looking Statements” at the beginning of this annual report.
Critical Accounting Estimates
We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with U.S. GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. For a description of our material accounting policies, please read Note 2—Summary of Significant Accounting Policies to our consolidated financial statements.
Going Concern.
A discussion of the Company’s going concern as of the date of issuance of our consolidated financial statements for the year ended December 31, 2019 concluded that there was substantial doubt about the Company’s ability to continue as a going concern as a result of the negative impacts of
COVID-19;
the potential inability of the Company to maintain its minimum liquidity covenants, in part due to the uncertainty related to potential cash collateral obligations; or to remain in compliance with its interest coverage covenants; as well as the uncertainty of the ability to refinance or to repay its $100 million 2017 bonds when they were to mature in February 2021. We believe all of these uncertainties have either been resolved or mitigated during the year ended December 31 2020, as described below.
During the year ended December 31, 2020, the Company increased its liquidity through a number of actions, first by drawing down a total of $51.0 million from the Terminal Facility, of which $34.0 million was used for general corporate purposes, due to previous capital contributions for the Marine Export Terminal being paid from the Company’s own resources. In addition, the Company entered into the new September 2020 Secured Revolving Credit Facility, enabling an additional $25 million from that $210.0 million facility to be available for general corporate purposes. As a result, the Company had a cash balance of $59.3 million as of December 31, 2020 with a further $37.6 million available from undrawn credit facilities.
In September 2020, the Company issued new $100 million senior unsecured 2020 Bonds for the purpose of refinancing its 2017 Bonds, which were scheduled to mature in February 2021. The 2020 Bonds will mature in September 2025 and have a fixed coupon of 8.00% per annum. The 2017 Bonds were redeemed in full on September 15, 2020.

While the above new borrowings will incur additional interest costs, U.S. LIBOR reduced significantly during the year ended December 31, 2020, which has reduced our borrowing costs over the same period and U.S. LIBOR is expected to remain low for the foreseeable future. The negative impact of the global pandemic has not reduced, to the extent initially anticipated, the demand for the LPG markets we serve, or petrochemicals and ammonia and we do not expect, based on market data reviewed by us, that such demand will reduce to an extent that would result in a decline in our earnings to levels that would cause a breach by us of our interest coverage covenants. We believe therefore that the risk of non-compliance
with our interest coverage ratio covenants has been alleviated. In addition, when considered together with the additional liquidity generated and the repayment of the 2017 bonds, we believe that there is no longer substantial doubt about the Company’s ability to continue as a going concern and that the Company will be able to pay its obligations as they come due.
Revenue Recognition
. We employ our vessels under time charters, voyage charters or COAs. With time charters, we receive a fixed charter rate per on-hire
day and revenue is recognized ratably over the term of the charter. Time charters are considered operating leases and since January 1, 2019 we apply lease income recognition guidance in Accounting Standards Codification (“ASC”) 842—Leases following the adoption of that standard. In addition, the Company has performed a qualitative analysis of each of its time charter contracts and concluded that the lease component is the predominant component as the lessee would attribute most value to the ability to direct the use of the vessel rather than to the technical and crewing services to operate the vessel which are add-on
services to the lessee. Accordingly, revenue from vessels under time charters are presented as a single lease component.
For each year presented prior to January 1, 2019, we recognized revenue for time charters under the previous leasing standard, ASC 840, and recorded operating lease revenue over the term of the charter as the service was provided.
In the case of voyage charters, the vessel is contracted for a voyage between two or several ports, and we are paid for the cargo transported. Revenue from COAs is recognized on the same basis as revenue from voyage charters, as they are essentially a series of consecutive voyage charters. Since January 1, 2018, following adoption of ASC 606, Revenue from Contracts with Customers, our basis for revenue recognition for voyage charters and COAs has changed to recognize revenue on a load to discharge basis. (See Note 2(a)—Basis of Presentation to our consolidated financial statements), Previously, we recognized revenue on a discharge-to-discharge
basis in determining the percentage of completion for all voyage charters but did not begin recognizing revenue until a charter had been agreed, even if the vessel had discharged its prior cargo and was sailing to the anticipated load port for its next voyage.
Impairment of Equity Method Investments.
The equity method investments are reviewed for indicators of impairment when events or circumstances indicate the carrying amount of the investment may not be recoverable. When such indicators are present, we determine if the indicators are ‘other than temporary’ to determine if an impairment exists. If we determine that an impairment exists, a discounted cash flow analysis is carried out based on the future cash flows expected to be generated over the investment’s estimated remaining useful life. The resulting net present value is compared to the carrying value and we would recognize an impairment loss equal to the amount by which the carrying amount exceeds its fair value.
Considerations in identifying if indicators of impairment are present for the equity method investments include significant incidents that have resulted in the forecast future operating cash flows to be amended, such as significant market events that impact the terminal operations and cashflow, physical damage to assets, recurring financial losses for consecutive periods or changes to the Company’s equity holding in the investment. As of December 31, 2020, the aggregate carrying value of our investment in the Export Terminal Joint Venture was $148.7 million and the Company’s investment in the Luna Pool Agency Limited (the “Pool Agency”) was one British pound. The Pool Agency has no activities other than that as a legal custodian of the Luna Pool bank account and there will be no variability in its financial results, as it has no income and its minimal operating expenses are reimbursed by the pool participants. We believe that there are no events or circumstances that indicate that the value of the investments in the Export Terminal Joint Venture or the Luna Pool Agency Limited should be impaired as of December 31, 2020.
Our joint venture partner and operator of the terminal have a robust business continuity process in place following CDC guidance and have adapted their existing HSE policy following the outbreak of
COVID-19.
The construction of the Marine Export Terminal was completed on schedule in December 2020 with the commissioning of the 30,000 ton cryogenic ethylene storage tank and its entering into operations. The full post-tank commitments of the offtake agreements, which have minimum terms of five years, came into effect on January 1, 2021 and provide for a minimum of 938,000 tons of ethylene throughput the terminal annually.
During February and March 2021, operation of the 26 mile pipeline carrying ethylene from caverns at Mt Belvieu, Texas to the Marine Export Terminal was halted due to mechanical integrity concerns which impacted terminal volumes for those months. Those concerns have been remedied and the terminal has resumed normal operations. There are no current indicators to suggest an impairment of our investment is required.
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
As of December 31, 2020, the aggregate carrying value of our 38 vessels in operation, including dry docking costs, was $1,546 million. We determined the aggregate undiscounted cash flows of those vessels as of December 31, 2020, to be $3,119.2 million. The undiscounted future cash flows used to support vessel values were determined by applying various assumptions regarding future revenues, vessel utilization rates, operating expenses and residual values. These assumptions are based on historical trends as well as future expectations. Specifically, in estimating future charter rates, management took into consideration estimated daily TCE rates for each vessel over the estimated remaining lives of each of the vessels. Management takes into consideration rates currently in effect for existing time charters and the estimated daily TCE rates used for unfixed vessels, which were based on the trailing
10-year
historical average
one-year
time charter rates, an average rate depending on vessel type of between approximately $620,000 and $720,000 per calendar month as of December 31, 2020. Recognizing that rates tend to be cyclical, and subject to some volatility based on factors beyond our control, management believes the use of estimates based on the
10-year
historical average rates calculated as of the reporting date to be appropriate. In addition, our vessels operate in a sector that is relatively young and data beyond 10 years is limited, while rates for one and five year periods would not necessarily include the peaks and troughs of a typical shipping cycle. Estimated vessel utilization rates used are also based on the average utilization rates achieved by us on the trailing
10-year
historical average. Estimated outflows for operating

expenses are based on costs incurred over the past twelve months and are adjusted for assumed inflation. Estimates of a residual value are consistent with scrap rates used in management’s evaluation of scrap value.
Although management believes that the assumptions used to evaluate potential impairment are reasonable and appropriate at the time they were made, such assumptions are highly subjective and likely to change, possibly materially, in the future. A 15% reduction in the estimated vessel TCE rate or a reduction in the average utilization rates by 10% used in connection with our calculations would result in a $853.3 million decrease or a $618.7 million decrease respectively in the aggregate undiscounted cash flows of our vessels in operation as of December 31, 2020, which would not result in an impairment. A 10% increase in estimated vessel operating expenses used in connection with our calculations would result in a $250.9 million decrease in the aggregate undiscounted cash flows of our vessels in operation as of December 31, 2020, which would not result in an impairment.
We obtain shipbroker appraisals of our vessels principally for the purposes of bank covenant compliance. These appraisals are generally performed without examination of the vessel and without an attempt to market a vessel, and no consideration is given to whether a group of vessels could be sold for higher valuation than on an individual basis. In addition, with respect to the class of vessels we own, we believe that relative to the worldwide oceangoing vessel fleet, the market for the sale of our vessels is particularly illiquid, due to the relatively limited number of vessels in the global handysize fleet and the specialized nature of these vessels, difficult to observe and, therefore, speculative, given the extremely limited secondary sales data. Given this lack of secondary sales data available for our specific vessels, these appraisals have been used by us as an approximation of our vessels’ market values. However, because these appraisals are primarily prepared for the purpose of valuing collateral and given the lack of comparable market transactions, shipbroker appraisals are predominantly prepared on a depreciated replacement cost, charter-free
basis (i.e. vessel only, without the benefit of a revenue stream), which we believe potentially discounts the value of our vessels. As a result, we believe that the ultimate value that could be obtained from the sale of any one of our vessels to a willing third-

party may, and in many cases meaningfully, exceed the vessel’s appraised value on this basis. The table below indicates the carrying value of each of our owned vessels as of December 31, 2020.

Operating Vessel	December 31, 2020 Carrying Value
(in millions)
Navigator Aries	$38.3
Navigator Atlas	43.1
Navigator Aurora	71.0
Navigator Capricorn	33.9
Navigator Centauri	40.0
Navigator Ceres	40.2
Navigator Ceto	39.2
Navigator Copernico	39.7
Navigator Eclipse	71.6
Navigator Europa	42.8
Navigator Galaxy	33.9
Navigator Gemini	39.9
Navigator Genesis	34.0
Navigator Global	34.0
Navigator Glory	33.4
Navigator Gusto	34.3
Navigator Grace	33.2
Navigator Jorf	47.3
Navigator Leo	39.3
Navigator Libra	39.6
Navigator Luga	47.8
Navigator Magellan	17.2
Navigator Mars	27.8
Navigator Neptune	26.3
Navigator Nova	72.7
Navigator Oberon	43.4
Navigator Pegasus	36.7
Navigator Phoenix	37.6
Navigator Pluto	26.5
Navigator Prominence	76.7
Navigator Saturn	26.2
Navigator Scorpio	36.4
Navigator Taurus	40.9
Navigator Triton	44.0
Navigator Umbrio	44.2
Navigator Venus	27.7
Navigator Virgo	36.9
Navigator Yauza	48.0
Following a sale and leaseback transaction in October 2019,
Navigator Aurora,
is now owned by OCY Aurora Ltd., a Maltese limited liability company. OCY Aurora Ltd., the “lessor entity”, is a wholly owned subsidiary of Ocean Yield Malta Limited. We do not hold any shares or voting rights in the lessor entity, which is accounted for as a fully consolidated VIE in our consolidated financial statements. Please read Note 9—Variable Interest Entities to our consolidated financial statements.
We believe that the future undiscounted cash flows expected to be earned by our vessels over their operating lives exceeded the vessels’ carrying amounts as of December 31, 2020. Accordingly, no impairment charge has been recorded as of December 31, 2020 following the requirements of our U.S. GAAP impairment accounting policy. The carrying value of 35 out of 38 of our vessels was higher than its shipbroker appraised value as of December 31, 2020. The aggregate carrying value of these vessels exceeded the aggregate shipbroker appraised values by approximately $119.6 million as of December 31, 2020.
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
The fair value of our derivative instruments and the changes in fair value of our derivative instruments result from our cross-currency interest rate swap agreement and our interest rate swap agreements. The fair value of our derivative instruments is the estimated amount that we would receive to sell or transfer the swap at the reporting date, taking into account current interest rates and the current credit worthiness of the swap counterparties. The estimated amount is the present value of estimated future cash flows, adjusted for credit risk. The Company transacts all of these derivative instruments through investment-grade rated financial institutions at the time of the transaction. It is possible that the amount recorded as a derivative asset or liability could vary by a material amount in the near term if there is volatility in the credit markets or if credit risk were to change significantly.
The fair value of our cross-currency interest rate swap agreement and interest rate swap agreements at the end of each period is most significantly affected by the interest rate implied by the benchmark interest yield curve, including its relative steepness, forward foreign exchange rates and the interest rate implied by the benchmark interest yield curve respectively. Interest rates and foreign exchange rates have experienced significant volatility in recent years in both the short and long term. While the fair value of our cross-currency interest rate swap agreement is typically more sensitive to changes in short-term rates, significant changes in the long-term benchmark interest, foreign exchange rates and the credit risk of the counterparty or the Company also materially impact our cross-currency interest rate swap agreement.
The fair value of our cross-currency interest rate swap agreement and interest rate swap agreements is also affected by changes in our specific credit risk included in the discount factor. We discount our swap agreements with reference to the credit default swap spreads of similarly rated global industrial companies and by considering any underlying collateral. The process of determining credit worthiness requires significant judgment in determining which source of credit risk information most closely matches our risk profile.
The benchmark interest rate yield curve and our specific credit risk are expected to vary over the life of the cross-currency interest rate swap agreement and interest rate swap agreements.
The larger the notional amount of the cross-currency interest rate swap agreement and interest rate swap agreements outstanding and the longer the remaining duration of the cross-currency interest rate swap agreement and interest rate swap agreements, the larger the impact of any variability in these factors will be on the fair value of our cross-currency interest rate swap and interest rate swap agreements. We economically hedge the interest rate exposure on a significant amount of our long-term debt and for long durations. As such, we have experienced, and we expect to continue to experience, material variations in the period-to-period
fair value of our derivative instruments.
We measure the fair value of our derivative instruments utilizing the inputs and assumptions described above. If we were to terminate the agreement at the reporting date, the amount we would pay or receive to terminate the derivative instruments may differ from our estimate of fair value. If the estimated fair value differs from the actual termination amount, an adjustment to the carrying amount of the applicable derivative asset or liability would be recognized in earnings for the current period. Such adjustments could be material. See Note 19—Derivative Instruments to our consolidated financial statements for the effects on the change in fair value of our derivative instruments on our consolidated statements of operations and statements of comprehensive income.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management
Directors
Set forth below are the names, ages and positions of our directors.

Name	Age	Position
David J. Butters	80	Chairman of the Board
Dr. Henry Deans	53	Director and Chief Executive Officer
Andreas Beroutsos	55	Director
Dr. Heiko Fischer	53	Director
David Kenwright	73	Director
Alexander Oetker	46	Director
Florian Weidinger	40	Director
Our board of directors is elected annually. Each director holds office until their successor has been duly elected and qualified, except in the event of their death, resignation, removal or the earlier termination of their term of office. Officers are elected from time to time by vote of our board of directors and hold office until a successor is elected.
Biographical information with respect to each of our directors and our executive officers is set forth below. The business address for our directors is 650 Madison Avenue, 25 th
Floor, New York, New York 10022.
David J. Butters
. David J. Butters has been a member of the Board since September 2008. Mr. Butters relinquished his role as President and Chief Executive Officer to Dr. Deans in August 2019 and continues to serve as Chairman of the Board. Prior to September 2008, Mr. Butters served as a managing director of Lehman Brothers Inc., a subsidiary of Lehman Brothers Holdings Inc., where he had been employed for more than 37 years.
Dr.
 Henry Deans
. Dr. Henry Deans was appointed to serve as the Chief Executive Officer of the Company in August 2019 and has been a member of the Board since November 2018. Dr. Deans was Chief EH&S and Operations Officer of Johnson Matthey plc London from December 2018 to June 2019. Dr. Deans served as the Executive Vice President and President of the nitrogen division of Nutrien Ltd. (“Nutrien”), a fertilizer producer and distributor, from January 2018 to May 2018. From August 2015 to December 2017, Dr. Deans was the Senior Vice President of Agrium Inc., a fertilizer producer and distributor, prior to its merger with Potash Corporation of Saskatchewan to form Nutrien. From August 2015 to December 2017, he served as a member of the board of directors of Canpotex Potash Export Company. From 2006 to 2014, Dr. Deans held a series of positions as the chief executive officer of multiple affiliates and directly owned subsidiaries of INEOS Group Holdings S.A., a chemical company. Dr. Deans holds a Ph.D and M.Phil. in chemistry from Strathclyde University as well as a B.Sc. in chemistry from Glasgow University.

Andreas Beroutsos
. Andreas Beroutsos joined the Board with effect from December 22, 2020 as a designee of BW Group following the BW Group Sale. Mr. Beroutsos is the Managing Director, Investments, and the senior group executive for strategic new businesses, at BW Group, a position he has held since 2020. Mr. Beroutsos was a member of the board of
OSX-listed
BW LPG, an energy transportation company associated with BW Group, from 2013 until 2020. In his 13 years as a private equity investor, Mr. Beroutsos has been the executive vice president and senior portfolio manager for private equity & infrastructure at Caisse de Dépôt et Placement du Québec (CDPQ), a leading Canadian institutional investor that manages public and para-public pension plans and insurance programs. At CDPQ, Mr. Beroutsos served on the management committee, client committee, and cross-asset-class investment-risk committee; and was the chair of the private equity and infrastructure investment committees. Subsequently, Mr. Beroutsos was a partner at HRS Management LLC. Prior to CDPQ, Mr. Beroutsos led private investments at multi-strategy fund Eton Park Capital Management. Earlier in his career, Mr. Beroutsos spent 17 years at McKinsey & Co., where he was a senior partner. Mr. Beroutsos has been a member of the board of directors of PetSmart, Inc., a pet supplies company and parent of NYSE-listed Chewy (CHWY), since 2015 and of HIG Acquisition Corp. (NYSE: HIGA) since 2020. In 2013, Mr. Beroutsos was selected by European and Greek authorities to serve as an Independent Member on the Board of the Hellenic Financial Stability Fund, overseeing the recapitalization of Greek banks. He holds M.B.A. and B.A. degrees from Harvard University.
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
Florian Weidinger
. Florian Weidinger has been a member of the Board since March 2007. Mr. Weidinger previously worked as a vice president at Lehman Brothers’ principal investment division, Global Trading Strategies, in London prior to becoming chief executive officer of Hansabay, a Singapore based fund management business. Mr. Weidinger holds a BSc from Cass Business School, City University, London, an MBA from the Stanford Graduate School of Business and an MS in Environment and Resources from Stanford University.
BW Group has the right under the terms of their Investor Rights Agreement to designate two individuals to be nominated to our Board. Mr. Beroutsos is a designee of the BW Group. See “Item 7—Major Shareholders and Related Party Transactions—Related Party Transactions—Investor Rights Agreement.”

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

Name	Age	Position
David J. Butters	80	Executive Chairman
Dr. Henry Deans	53	Chief Executive Officer
Niall Nolan	57	Chief Financial Officer
Oeyvind Lindeman	42	Chief Commercial Officer
Paul Flaherty	57	Director of Fleet & Technical Operations
Barre Browne	41	Director of Commercial Operations
David J. Butters
. David J. Butters relinquished his role as President and Chief Executive Officer to Dr. Deans in August 2019. Mr. Butters has been a member of the Board since September 2008 and continues to serve as Executive Chairman.
Dr.
 Henry Deans
. Dr. Henry Deans was appointed to serve as the Chief Executive Officer of the Company in August 2019. Dr. Deans has been a member of the Board since November 2018.
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
Paul Flaherty
. Paul Flaherty was appointed Director of Fleet and Technical Operations in December 2014. Prior to this, Mr. Flaherty was employed by JP Morgan Global Maritime as VP, Asset Management. Previously, he spent 17 years with BP Shipping Ltd as a Fleet and Technical Manager for both Oil and Gas vessels. Mr. Flaherty is a Chartered Engineer and a Fellow of the Institute of Marine Engineers & Science Technicians (IMarEST).
Barre Browne
. Barre Browne was appointed Director of Commercial Operations in September 2020. Prior to this, Mr. Browne served as Senior Director, Business Improvement and Development for the Nitrogen and Phosphates divisions of Nutrien Ltd. (“Nutrien”), the world’s largest fertilizer producer and distributor, from January 2018 to May 2020. From August 2016 to December 2017, Mr. Browne was the Senior Director of Transformation of Agrium Inc., prior to its merger with Potash Corporation of Saskatchewan to form Nutrien. Before joining Agrium, Mr. Browne held a series of operational and commercial leadership positions across multiple businesses within INEOS Group Holdings S.A., a privately owned petrochemical company. Mr. Browne holds a B.A (hons) in Engineering from University College Dublin as well as being a graduate of the BP Engineering program.

B.	Compensation
Compensation of Management
Our officers receive compensation for the services they provide to us. Five of our six officers (Dr. Deans and Messrs. Nolan, Lindeman, Flaherty, and Browne) are remunerated in pounds sterling, while Mr. Butters is remunerated in U.S. dollars. For purposes of this annual report, all forms of compensation paid to our officers have been converted to U.S. dollars. For the year ended December 31, 2020, the aggregate cash compensation paid to all officers as a group was $3,116,478. The cash compensation for each officer is comprised of base salary, amounts in lieu of pension contributions and bonus. Our officers are eligible to receive a discretionary annual cash bonus based on certain performance criteria determined by the compensation committee of our Board, or the “Compensation Committee,” and approved by our Board. Regardless of performance, the annual cash bonuses are paid at the sole discretion of the Compensation Committee, subject to approval by our Board.
For the year ended December 31, 2020, we granted a total of 31,036 shares of restricted stock to officers of the company under the Navigator Holdings Ltd. 2013 Long-Term Incentive Plan, or the “LTIP” (as described in further detail below under “—2013 Long-Term Incentive Plan”), which vest and usually become free of restrictions on the third anniversary of the grant date.
Dr. Deans and Messrs. Nolan, Lindeman, Flaherty and Browne are eligible to participate in certain welfare benefit programs we offer, including life insurance, permanent health insurance, and private medical insurance. For the year ended December 31, 2020, the cost of these benefits provided to each of Dr. Deans and Messrs. Nolan, Lindeman, Flaherty and Browne was in the aggregate approximately $36,500. While Mr. Butters is not eligible to participate in the same welfare benefit programs as our other officers, he is entitled to reimbursement by us for the Medicare portion of the FICA tax withheld from his compensation. For the year ended December 31, 2020, we paid Mr. Butters an amount of $35,721 towards his Medicare costs. Dr. Deans and Messrs. Nolan, Lindeman, Flaherty and Browne are also eligible to participate in a defined contribution personal pension plan, described below under “—Benefit Plans and Programs.”
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
For the year ended December 31, 2020, we granted a total of 37,975 shares of restricted stock pursuant to awards under the LTIP to non-employee
directors of the company as part of their compensation, which such awards vest and become free of restrictions on the first anniversary of the grant date.
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
Performance Award
. A performance award is a right to receive all or part of an award granted under the LTIP based upon performance criteria specified by the Plan Administrator. The Plan Administrator will determine the period over which certain specified company or individual goals, or objectives must be met. The performance award may be paid in cash, shares of our common stock or other awards or property, in the discretion of the Plan Administrator.
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
As described above under “—Compensation of Management” and “—Compensation of Directors,” during the year ended December 31, 2020, we granted a total of (i) 31,036 shares of restricted stock under the LTIP to our officers and (ii) 37,975 shares of restricted stock under the LTIP to our non-employee
directors. The restricted stock awards granted to our officers vest and become free of restrictions on the third anniversary of the date of grant while the restricted stock awards granted to our non-employee
directors vest and become free of restrictions on the first anniversary of the date of grant.
Benefit Plans and Programs
We sponsor a money purchase defined contribution plan, which we refer to as a personal pension plan, for all employees located in the U.K., including Messrs. Nolan, Lindeman, Flaherty and Browne. Each employee is eligible to contribute up to 100% of their annual salary to their personal pension plan and we will match any such contribution up to 15% of the employee’s annual salary. For the year ended December 31, 2020, we paid an aggregate of $29,065 in matching contributions to the personal pension plan for Messrs. Nolan, Lindeman, Flaherty and Browne (December 31, 2019: $48,409). For the year ended December 31, 2020, we paid an aggregate of $224,883 in matching contributions to the personal pension plans for all other eligible employees (December 31, 2019: $381,626).

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
Compensation Committee
Our compensation committee consists of Messrs. Kenwright, Oetker, Weidinger and Dr. Fischer, with Mr. Kenwright as chair. The compensation committee is responsible for, among other things, developing and recommending to the board of directors compensation for board members; and overseeing compliance with any applicable compensation reporting requirements of the SEC and the NYSE.

Nominations Committee
Our nominations committee consists of Messrs. Butters, Kenwright and Oetker, with Mr. Kenwright as chair. During 2020, Mr Hal Malone was also a member of the Nominations Committee until his resignation from the board on December 22, 2020. The nominations committee is responsible for, among other things, the selection and recommendation to the board of prospective directors, officers and committee member candidates.

D.	Employees
We had 80 employees as of December 31, 2020 compared to 83 employees as of December 31, 2019 and 76 as of December 31, 2018. We consider our employee relations to be good. Our crewing and technical managers provide crews for our vessels under separate crew management agreements.

E.	Share Ownership
See “Item 7—Major Shareholders and Related Party Transactions—Major Shareholders.”

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders
The following table sets forth certain information regarding the beneficial ownership of our common stock as of May 14, 2021:

•	each person known by us to be a beneficial owner of more than 5.0% of our common stock;

•	each of our directors;

•	each of our named executive officers; and

•	all directors and executive officers as a group.
The data set forth below is based on information filed with the SEC and information provided to us prior to May 14, 2021. Except as otherwise indicated, the person or entities listed below have sole voting and investment power with respect to all of our shares of common stock beneficially owned by them, subject to community property laws where applicable.

	Common Stock Beneficially Owned
Name of Beneficial Owner	Shares (1)	Percent
BW Group (2)	21,868,857	39.1%
David J. Butters (3)	2,212,670	4.0%
Dr. Henry Deans	15,081	*
Andreas Beroutsos	—	—
Dr. Heiko Fischer (4)	66,366	*
David Kenwright	47,766	*
Alexander Oetker	7,595	*
Florian Weidinger	44,266	*
Barre Browne	—	—
Paul Flaherty	20,998	*
Oeyvind Lindeman	20,349	*
Niall Nolan	133,229	*
All executive officers and directors as a group (11 persons)	2,568,320	4.6%

*	Less than 1%.

(1)
Unless otherwise indicated, all shares of common stock are owned directly by the named holder and such holder has sole power to vote and dispose of such shares. Unless otherwise noted, the address for each beneficial owner named above is: 650 Madison Avenue, 25 th
Floor, New York, New York 10022.

(2)
Represents 21,868,857 shares of common stock held directly by BW Group. The address of entity and person identified in this note is c/o Inchona Services Limited, Washington Mall Phase 2, 4th Floor, Suite 400, 22 Church Street, HM 1189, Hamilton HMEX, Bermuda.

(3)	Includes 150,000 shares of common stock that are owned by the spouse of Mr. Butters, for which he disclaims beneficial ownership.
On December 22, 2020, the WLR Group sold all of their 21,863,874 shares of our common stock, representing an approximate 39.1% ownership interest in us, to the BW Group.

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
The related party transactions that we were party to between January 1, 2018 and December 31, 2020 are described in Note 21—Related Party Transactions to our consolidated financial statements.
Investment Agreements
On November 10, 2011, we entered into a certain investment agreement with the WL Ross Group. Under the investment agreement, we agreed to issue and sell up to 7,500,000 shares of common stock in the aggregate at $8.33 per share (on a post-split basis). Pursuant to the investment agreement, on December 12, 2011, the WL Ross Group purchased 1,875,000 shares of common stock (on a post-split basis) and, on March 30, 2012, the WLR Ross Group purchased 5,625,000 shares of common stock (on a post-split basis).
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
Investor Rights Agreements
On November 5, 2013, we amended and restated our existing investor rights agreement with the WLR Group (the “WLR Group Investor Rights Agreement”). Prior to the completion of the BW Group Sale in December 2020, under the WLR Group Investor Rights Agreement, subject to certain exceptions, the WLR Group had the right to designate two individuals to be nominated to our board of directors, and, if the WLR Group’s ownership in us fell below a certain levels, the WLR Group would have been entitled to designate only one individual or no individuals, as applicable. Mr. Hal Malone and Dr. Fischer were designees of the WLR Group prior to the BW Group Sale.
Following the completion of the BW Group Sale on December 22, 2020, pursuant to which the WL Ross Group sold to BW Group all of the shares of our common stock owned by the WL Ross Group, the WLR Group Investor Rights Agreement terminated.

On December 22, 2020, in connection with the BW Group Sale, we entered into an Investor Rights Agreement with BW Group, (the “BW Group Investor Rights Agreement”), which provides BW Group with the right to designate two members of the board of directors of Navigator (provided that BW Group maintains certain ownership levels) and with certain registration rights and informational rights. The BW Group Investor Rights Agreement also provides that, until May 18, 2022 and subject to certain exceptions, BW Group will not acquire common shares that increase its current voting power in the Company. Mr Beroutsos is a designee of the BW Group.

C.	Interests of Experts and Counsel
Not applicable.

Item 8.	Financial Information

A.	Consolidated Statements and Other Financial Information
Please see Item “18—Financial Statements” below for additional information required to be disclosed under this item.
Legal Proceedings
We expect that in the future we will be subject to legal proceedings and claims in the ordinary course of business, principally personal injury and property casualty claims. These claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. We are not aware of any legal proceedings or claims that we believe will have, individually or in the aggregate, a material adverse effect on our consolidated financial statements.
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
The outbreak in early 2020 of the
COVID-19
global pandemic has affected most countries in the world by restricting trade, causing closures of companies and ports and limiting the movement of people and goods. It continues to affect the free movement of people and cargoes with the imposition of quarantines and travel restrictions which affect global economic conditions that may impact our business, financial condition and the results of our operations. Although there are numerous national vaccine programs being developed and distributed to the world’s population, the full effects of the vaccines and their ability to combat different mutations or strains of the virus are not fully known and therefore the ultimate longevity of the
COVID-19
pandemic is uncertain and an estimate of its ultimate likely impact cannot be made with certainty at this time.

Item 9.	The Offer and Listing

A.	Offer and Listing Details
Our common stock is traded on the New York Stock Exchange “NYSE” under the symbol “NVGS”.

B.	Plan of distribution
Not applicable.

C.	Markets
Our common stock started trading on the NYSE on November 21, 2013.

Item 10.	Additional Information

A.	Share Capital
Not applicable.

B.	Memorandum and Articles of Association
The information required to be disclosed under this item is incorporated by reference to Exhibit 2.3 filed herein

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

(13)
$210.0 million Facility Agreement, by and among Navigator Gas L.L.C. as borrower and Nordea Bank AB, ABN Amro Bank N.V., BNP Paribas S.A., ING Bank N.V., London Branch; National Australia Bank Limited and Credit Agricole Corporate and Investment Bank as lead arrangers and a group of financial institutions as lenders, dated as of September 17, 2020. See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Secured Term Loan Facilities and Revolving Credit Facilities and Facility Limits—September 2020 Revolving Credit Facility.”

(14)
Bond Agreement between Navigator Holdings Ltd. and Nordic Trustee AS on behalf of the Bondholders in the bond issue of 8.0% Navigator Holdings Ltd. Senior Unsecured Callable Bonds dated September 9, 2020. See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Secured Term Loan Facilities and Revolving Credit Facilities and Facility Limits—2020 Senior Unsecured Bonds.”

(15)
Investor Rights Agreement, dated December 22, 2020, among Navigator Holdings Ltd. and BW Group. See “Item 7—Major Shareholders and Related Party Transactions—Related Party Transactions—Investor Rights Agreement”.

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
Status as a Corporation
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
As discussed more fully below, if we were to be treated as a PFIC for any taxable year (and regardless of whether we remain a PFIC for subsequent taxable years), a U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat us as a “Qualified Electing Fund,” which we refer to as a “QEF election.” As an alternative to making a QEF election, a U.S. Holder should be able to make a
“mark-to-market”
election with respect to our common stock, as discussed below. If we are a PFIC, a U.S. Holder will be subject to the PFIC rules described herein with respect to any of our subsidiaries that are PFICs. However, the mark-to-market
election discussed below likely will not be available with respect to shares of a PFIC subsidiary. In addition, if a U.S. Holder owns our common stock during any taxable year that we are a PFIC, such holder must file an annual report with the IRS.
Taxation of U.S. Holders Making a Timely QEF Election
A U.S. Holder that makes a timely QEF election, or an “Electing Holder,” must report for U.S. federal income tax purposes their pro rata share of our ordinary earnings and net capital gain, if any, for our taxable years that end with or within their taxable year, regardless of whether or not the Electing Holder received distributions from us in that year. The Electing Holder’s adjusted tax basis in its shares of our common stock will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that were previously taxed will result in a corresponding reduction in the Electing Holder’s adjusted tax basis in its shares of common stock and will not be taxed again once distributed. An Electing Holder generally will recognize capital gain or loss on the sale, exchange or other disposition of our common stock. A U.S. Holder makes a QEF election with respect to any year that we are a PFIC by filing IRS Form 8621 with their U.S. federal income tax return. If, contrary to our expectations, we determine that we are treated as a PFIC for any taxable year, we will provide each U.S. Holder with the information necessary to make the QEF election described above. Although the QEF election is available with respect to subsidiaries, in the event we acquire or own a subsidiary in the future that is treated as a PFIC, no assurances can be made that we will be able to provide U.S. Holders with the necessary information to make the QEF election with respect to such subsidiary.

Taxation of U.S. Holders Making a
“Mark-to-Market”
Election
If we were to be treated as a PFIC for any taxable year and, as we anticipate, our common stock was treated as “marketable stock,” then, as an alternative to making a QEF election, a U.S. Holder would be allowed to make a mark-to-market
election with respect to our common stock, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the U.S. Holder’s shares of common stock at the end of the taxable year over the holder’s adjusted tax basis in its shares of common stock. The U.S. Holder also would be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in its shares over the fair market value thereof at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market
election. A U.S. Holder’s tax basis in its shares of common stock would be adjusted to reflect any such income or loss recognized. Gain recognized on the sale, exchange or other disposition of our common stock would be treated as ordinary income, and any loss recognized on the sale, exchange or other disposition of the common stock would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market
gains previously included in income by the U.S. Holder. Because the mark-to-market
election only applies to marketable stock, it would not apply to a U.S. Holder’s indirect interest in any of our subsidiaries that were determined to be PFICs.
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
U.S. Holder also may be subject to backup withholding if the non-corporate
U.S. Holder:

•	fails to provide an accurate taxpayer identification number;

•	is notified by the IRS that he has failed to report all interest or corporate distributions required to be reported on their U.S. federal income tax returns; or

•	in certain circumstances, fails to comply with applicable certification requirements.
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
http://www.sec.gov
.

I.	Subsidiary Information
Not applicable.

Item 11.	Quantitative and Qualitative Disclosures About Market Risk
We are exposed to market risk from changes in interest rates and foreign currency fluctuations, as well as inflation. We use interest rate swaps to manage interest rate risks but will not use these financial instruments for trading or speculative purposes.

Interest Rate Risk
Historically, we have been subject to limited market risks relating to changes in interest rates because we did not have significant amounts of floating rate debt outstanding. Navigator Gas L.L.C., our wholly-owned subsidiary, and certain of our vessel-owning subsidiaries are parties to secured term loan and revolving credit facilities that bear interest at an interest rate of U.S. LIBOR plus 185 to 270 basis points. A variation in U.S. LIBOR of 100 basis points would result in a variation of $6.9 million in annual interest paid on our indebtedness outstanding as of December 31, 2020, under the secured term loan and revolving credit facilities.
On July 2, 2020, we entered into
floating-to-fixed
interest rate swap agreements with ING Capital Markets LLC (“ING”) and Societe Generale (“SocGen”). Under these agreements, the notional amounts of the swaps are 80% of the amounts drawn under the Terminal Facility. The interest rate receivable by the Company under these interest rate swap agreements is
3-month
LIBOR, calculated on a
360-day
year basis, which resets every three months in line with the dates of interest payments on the Terminal Facility. The interest rate payable by the Company under these interest rate swap agreements is 0.369% and 0.3615% per annum to ING and SocGen respectively, calculated on a
360-day
year basis.
On September 10, 2020, we issued senior unsecured bonds in an aggregate principal amount of $100.0 million with interest payable at a fixed rate of 8.0% per annum, calculated on a
360-day
year basis.
Foreign Currency Exchange Rate Risk
Our primary economic environment is the international shipping market. This market utilizes the U.S. Dollar as its functional currency. Consequently, virtually all of our revenues are in U.S. Dollars. Our expenses, however, are in the currency invoiced by each supplier, and we remit funds in the various currencies invoiced. We incur some vessel operating expenses and general and administrative costs in foreign currencies. During the fiscal years ended December 31, 2019 and 2020, approximately $24.3 million, or 18.4%, and $23.7 million, or 17.8%, respectively, of vessel operating costs and general and administrative costs were denominated in
non-U.S. Dollar
currency, principally the British Pound Sterling and the Euro. A hypothetical 10% decrease in the value of the U.S. Dollar relative to the values of the British Pound Sterling; the Euro and the Polish Zloty realized during the year ended December 31, 2019 would have increased our vessel operating costs during the fiscal year ended December 31, 2020, by approximately $0.9 million, and our general and administrative costs by $1.5 million (a hypothetical 10% decrease realized during the year ended December 31, 2018 would have increased our vessel operating costs during the fiscal year ended December 31, 2019 by approximately $1.0 million, and our general and administrative costs by $1.4 million).
On November 2, 2018, we issued senior secured bonds in an aggregate amount of NOK 600 million. Please read “2018 Senior Secured Bonds”. We have entered into a cross currency interest rate swap to mitigate the risk of currency movements for both interest payments during the five-year tenor of these bonds and for principal repayments at maturity in November 2023. However, if the Norwegian Kroner depreciates relative to the U.S. Dollar beyond a certain threshold, we are required to place cash collateral with our swap providers for the forecast future liability on the cross-currency interest rate swap. In the event the depreciation of the Norwegian Kroner relative to the U.S. Dollar is significant, the cash collateral requirements could adversely affect our liquidity and financial position. Please read Note 19—Derivative Instruments to our consolidated financial statements.
Inflation
Certain of our operating expenses, including crewing, insurance and drydocking costs, are subject to fluctuations as a result of market forces. Increases in bunker costs could have a material effect on our future operations if the number and duration of our voyage charters or COAs increases. In the case of the 38 vessels owned as of December 31, 2020, 19 were employed on time charter and as such it is the charterers who pay for the fuel on those vessels. If our vessels are employed under voyage charters or COAs, freight rates are generally sensitive to the price of fuel. However, a sharp rise in bunker prices may have a temporary negative effect on our results since freight rates generally adjust only after prices settle at a higher level.

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
of the Exchange Act) as of December 31, 2020, have concluded that, as of such date, our disclosure controls and procedures were not effective (see below).
Management’s Report on Internal Control over Financial Reporting
In accordance with Rule
13a-15(f)
of the Securities Exchange Act of 1934, our management, including our principal executive officer and principal financial officer, is responsible for the establishment and maintenance of adequate internal controls over financial reporting for the Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company’s system of internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements
.
Management previously reported, in our 2019 Annual Report, three material weaknesses in our internal control over financial reporting related to the design and operation of our controls in the following areas:

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
A material weakness is a deficiency, or a combination of deficiencies in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.
Management has performed an assessment of the effectiveness of the Company’s internal controls over financial reporting as of December 31, 2020 based on the provisions of Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

Remediation of Material Weaknesses
We have taken steps to remedy the above deficiencies. We have further enhanced our internal control over financial reporting relating to the preparation of prospective financial information and assessment of going concern, and we have engaged with our third party technical manager to remediate the control deficiencies related to manage access and manage change for IT systems and designed compensating controls where these were not sufficiently or fully remedied. These two material weaknesses are now considered remediated. However notwithstanding implementing enhanced controls over preparing technical papers in support of determining the appropriate accounting treatments for certain new or non-routine
transactions or issues arising and related disclosures, including the recruitment of additional staff and the engagement of third-party specialists, our management has determined that the control deficiency related to having sufficient accounting and financial reporting personnel with requisite knowledge and experience in the application of U.S. GAAP and SEC financial reporting requirements has not been remediated and does constitute a material weakness and therefore management has concluded that the Company did not maintain effective internal control over financial reporting as of December 31, 2020. We will implement further enhancements in identifying and preparing technical papers in support of determining the appropriate accounting treatments for certain non-routine transactions and new accounting issues and related disclosures, including the recruitment of appropriately qualified staff and the engagement of third-party professional advisors.
The Company’s internal control over financial reporting, as of December 31, 2020, has been audited by Ernst & Young LLP (“EY”), an independent registered public accounting firm, who also audited the Company’s consolidated financial statements for that year. Their audit report on the effectiveness of internal control over financial reporting is presented in “Item 18 Financial Statements”.
Changes in Internal Control over Financial Reporting
Other than the changes noted above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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
Our principal accountant for 2019 and 2020 was EY. Our principal accountant for 2018 was KPMG.
Audit Fees
Audit fees incurred in 2020 include $989,130 relating to aggregate fees billed for professional services rendered by the principal accountants for the audit of the Company and its subsidiaries’ annual financial statements and the Company’s quarterly reviews and an additional $518,000 relating to the audit of the Company in 2019. Audit fees billed for professional services rendered by the principal accountants for the audit of the Company and its subsidiaries’ annual financial statements and quarterly reviews included in 2019 was $411,089.

Audit-Related Fees
There were no audit related fees incurred in 2019 and 2020.
Tax Fees
Tax fees incurred include $17,840 in 2020 and $14,144 in 2019 relating to general tax compliance services provided by the principal accountant.
All Other Fees
There were no fees incurred by the Company for EY’s services relating to other fees in 2019 and 2020.
The audit committee has the authority to
pre-approve
permissible audit-related and
non-audit
services not prohibited by law to be performed by our independent auditors and associated fees. Engagements for proposed services either may be separately pre-approved
by the audit committee or entered into pursuant to detailed
pre-approval
policies and procedures established by the audit committee, as long as the audit committee is informed on a timely basis of any engagement entered into on that basis. The audit committee separately pre-approved
all engagements and fees paid to our principal accountant for all periods in 2019 and 2020.

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
The following financial statements listed below and set forth on pages
F-7
through
F-46,
together with the related reports of Ernst & Young LLP and KPMG LLP, Independent Registered Public Accounting Firms thereon, are filed as part of this annual report:

Item 19.	Exhibits
The following exhibits are filed as part of this annual report:

Exhibit Number	Description

1.1	Amended and Restated Articles of Incorporation of Navigator Holdings Ltd. (incorporated by reference to Exhibit 3.1 to the registrant’s Registration Statement on Form F-1 (File No. 333-191784), filed on November 6, 2013).

1.2	Second Amended and Restated Bylaws of Navigator Holdings Ltd. (incorporated by reference to Exhibit 3.2 to the registrant’s Registration Statement on Form F-1 (File No. 333-191784), filed on November 4, 2013).

2.1	Investment Agreement, dated February 15, 2013, among Navigator Holdings Ltd., WL Ross & Co. LLC and certain of its affiliates and unrelated third-party investors named therein (incorporated by reference to Exhibit 4.2 to the registrant’s Registration Statement on Form F-1 (File No. 333-191784), filed on November 4, 2013).

2.2	Form of Common Stock Certificate (incorporated by reference to Exhibit 4.5 to the registrant’s Registration Statement on Form F-1 (File No. 333-191784), filed on November 15, 2013).

2.3*	A description of the rights of each class of securities that is registered under Section 12 of the Exchange Act as of December 31, 2020.

2.4	Investor Rights Agreement, dated December 22, 2020 among Navigator Holdings Ltd. and BW Group Limited (incorporated by reference to Exhibit 4.1 to the registrant’s Report on Form 6-K (File No. 001-36202), filed on December 28, 2020).

4.1	Navigator Holdings Ltd. 2013 Long-Term Incentive Plan, effective as of October 22, 2013 (incorporated by reference to Exhibit 10.1 to the registrant’s Registration Statement on Form F-1 (File No. 333-191784), filed on November 6, 2013).

Exhibit Number	Description

4.2	$278.1 million Secured Facility Agreement, dated January 27, 2015, by and among Navigator Atlas L.L.C., Navigator Europa L.L.C., Navigator Oberon L.L.C., Navigator Triton L.L.C., Navigator Umbrio L.L.C., Navigator Centauri L.L.C., Navigator Ceres L.L.C., Navigator Ceto L.L.C. and Navigator Copernico L.L.C., as borrowers, Navigator Holdings Ltd., Navigator Gas L.L.C and Credit Agricole Corporate and Investment Bank, HSH Nordbank AG and NIBC Bank N.V., as arrangers and Credit Agricole Corporate and Investment Bank, as agent, and the lenders party thereto (incorporated by reference to Exhibit 10.1 to the registrant’s Report on Form 6-K (File No. 001-36202), filed on February 4, 2015).

4.3	$220.0 million Secured Facility Agreement, dated October 28, 2016, by and among Navigator Gas L.L.C. as borrower, Navigator Holdings Ltd., as guarantor, and the lenders named therein (incorporated by reference to Exhibit 10.1 to the registrant’s Report on Form 6-K (File No. 001-36202), filed on October 31, 2016).

4.4	Joint Venture Agreement, dated August 4, 2010, among PT Persona Sentra Utama, PT Mahameru Kencana Abadi, Navigator Gas Invest Limited and PT Navigator Khatulistiwa (incorporated by reference to Exhibit 10.8 to the registrant’s Registration Statement on Form F-1 (File No. 333-191784), filed on November 4, 2013).

4.5	Supplemental Deed, dated February 13, 2014, among PT Navigator Khatulistiwa, PT Persona Sentra Utama, PT Mahameru Kencana Abadi, Navigator Gas Invest Limited, Falcon Funding Ptd. Ltd. and Navigator Gas L.L.C. (incorporated by reference to Exhibit 4.9 to the registrant’s Annual Report on Form 20-F (File No. 001-36202), filed on March 17, 2014).

4.6	Bond Terms between Navigator Holdings Ltd., as issuer, and Nordic Trustee AS, as bond trustee and security agent, in the bond issue of NIBOR+6.0% Navigator Holdings Ltd. Senior Secured Callable NOK Bonds dated November 1, 2018 (incorporated by reference to Exhibit 4.1 to the registrant’s Report on Form 6-K (File No. 001-36202), filed on November 13, 2018).

4.7	$160.8 million Secured Facility Agreement, dated June 30, 2017, by and among Navigator Gas L.L.C. as borrower, Navigator Holdings Ltd., as guarantor, and the lenders named therein (incorporated by reference to Exhibit 10.1 to the registrant’s Report on Form 6-K (File No. 001-36202), filed on July 6, 2017).

4.8	$107.0 million Secured Facility Agreement, dated March 25, 2019, by and among Navigator Atlas L.L.C., Navigator Europa L.L.C., Navigator Oberon L.L.C. and Navigator Triton L.L.C. as borrowers, Navigator Gas L.L.C. and Navigator Holdings Ltd. as guarantors, Credit Agricole Corporate and Investment Bank, ING Bank, a branch of ING—DIBA AG, and Skandinaviska Enskilda Banken AB (Publ), as arrangers and Credit Agricole Corporate and Investment Bank, as agent (incorporated by reference to Exhibit 4.14 to the registrant’s Annual Report on Form 20-F (File No. 001-36202), filed on April 1, 2019).

4.9	$75.0 million Credit Agreement dated March 29, 2019, between Navigator Ethylene Terminals L.L.C. as borrower, and ING Capital L.L.C. and SG Americas Securities L.L.C. as arrangers (incorporated by reference to Exhibit 4.15 to the registrant’s Annual Report on Form 20-F (File No. 001-36202), filed on April 1, 2019).

4.10*	$210.0 million Facility Agreement, by and among Navigator Gas L.L.C. as borrower and Nordea Bank AB, ABN Amro Bank N.V., BNP Paribas S.A., ING Bank N.V., London Branch; National Australia Bank Limited and Credit Agricole Corporate and Investment Bank as lead arrangers and a group of financial institutions as lenders, dated as of September 17, 2020.

4.11	Bond Terms between Navigator Holdings Ltd., as issuer, and Nordic Trustee AS, as bond trustee and security agent, in the bond issue of 8.0% Navigator Holdings Ltd. Senior Unsecured Callable Bonds dated September 10, 2020 (incorporated by reference to Exhibit 4.1 to the registrant’s Report on Form 6-K (File No. 001-36202), filed on October 21, 2020).

Exhibit Number	Description

8.1*	List of Subsidiaries of Navigator Holdings Ltd.

12.1*	Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer.

12.2*	Rule 13a-14(a)/15d-14(a) Certification of Principal Financial Officer.

13.1*	Certification under Section 906 of the Sarbanes-Oxley Act of 2002 of the Principal Executive Officer.

13.2*	Certification under Section 906 of the Sarbanes-Oxley Act of 2002 of the Principal Financial Officer.

15.1*	Consent of Independent Registered Public Accounting Firm, EY LLP

15.2*	Consent of Independent Registered Public Accounting Firm, KPMG LLP

15.3*	Consent of Independent Registered Public Accounting Firm, DELOITTE & TOUCHE LLP

101. INS*	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101. SCH*	Inline XBRL Taxonomy Extension Schema

101. CAL*	Inline XBRL Taxonomy Extension Schema Calculation Linkbase

101. DEF*	Inline XBRL Taxonomy Extension Schema Definition Linkbase

101. LAB*	Inline XBRL Taxonomy Extension Schema Label Linkbase

101. PRE*	Inline XBRL Taxonomy Extension Schema Presentation Linkbase

104*	Cover Page Interactive Date File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed herewith.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form
20-F
and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

NAVIGATOR HOLDINGS LTD.

Date: May 17, 2021	By:	/s/ Niall Nolan
	Name:	Niall Nolan
	Title:	Chief Financial Officer (Principal Financial Officer)

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of Navigator Holdings Ltd.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Navigator Holdings Ltd (the Company) as of December 31, 2020 and 2019, the related consolidated statements of operations, comprehensive income, stockholders’ equity and cash flows for each of the two years in the period ended December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion based on our audits and the report of other auditors, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.
We did not audit the financial statements of Enterprise Navigator Ethylene Terminal L.L.C, a corporation in which the Company has a 50% interest, as of December 31, 2020 and for the year then ended. In the consolidated financial statements, the Company’s investment in Enterprise Navigator Ethylene Terminal L.L.C is stated at $148,665 thousand as of December 31, 2020, and the Company’s equity in the net income of Enterprise Navigator Ethylene Terminal L.L.C is stated at $651 thousand in 2020. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Enterprise Navigator Ethylene Terminal L.L.C, is based solely on the report of the other auditors.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated May 17, 2021 expressed an adverse opinion thereon.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosure to which it relates.
Impairment of vessels
Description of the matter:
At December 31, 2020, the carrying value of the Company’s vessels, including capitalized drydocking costs was $1,545,688 thousand. As discussed in Note 2(d) to the consolidated financial statements, the Company evaluates its vessels for impairment whenever events or changes in circumstances indicate that the carrying value of a vessel might exceed its fair value in accordance with the guidance in ASC 360 – Property, Plant and Equipment. If indicators of impairment exist, management analyzes the future undiscounted net operating cash flows expected to be generated throughout the remaining useful life of each vessel and compares it to the carrying value. Where the vessel’s carrying value exceeds the undiscounted net operating cash flows, management will recognize an impairment loss equal to the excess of the carrying value over the fair value of the vessel.
Auditing management’s impairment assessment was complex given the judgement and estimation uncertainty involved in determining the assumption of the future charter rates for non-contracted
revenue days, when forecasting net operating cash flows. These rates are particularly subjective as they involve the development and use of assumptions regarding future demand for the petrochemical and liquified petroleum gas (“LPG”) shipping market through the end of the useful lives of the vessels. These rates are forward looking and subject to inherent unpredictability as they are driven by future global economic growth and market conditions within the petrochemical and LPG shipping market.
How we addressed the matter in our audit:
We obtained an understanding of the Company’s impairment process, evaluated the design, and tested the operating effectiveness of the controls over the Company’s determination of future charter rates for non-contracted
revenue days.
We analyzed management’s impairment assessment by comparing the methodology used to evaluate impairment of each vessel against the accounting guidance in ASC 360. To test management’s undiscounted net operating cash flow forecasts, our procedures included, among others, comparing the future charter rates used by management for non-contracted
revenue days, with historical and forecasted market data for the petrochemical and LPG shipping market obtained from external analysts, historical earnings rates data for vessels, and information related to recent global economic forecasts. In addition, we performed sensitivity analyses to assess the impact of changes to future charter rates for non-contracted
revenue days in the determination of the net operating cash flows. We also evaluated whether these assumptions were consistent with evidence obtained in other areas of the audit. We assessed the adequacy of the Company’s disclosure in Note 2(d) to the consolidated financial statements.
/s/ Ernst & Young LLP
We have served as the Company’s auditor since 2019.
London, United Kingdom
May 17, 2021

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of Navigator Holdings Ltd.
Opinion on Internal Control Over Financial Reporting
We have audited Navigator Holdings Ltd.’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), (the COSO criteria). In our opinion, because of the effect of the material weakness described below on the achievement of the objectives of the control criteria, Navigator Holdings Ltd. (the Company) has not maintained effective internal control over financial reporting as of December 31, 2020, based on the COSO criteria.
A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management’s assessment: a lack of sufficient accounting and financial reporting personnel with requisite knowledge and experience in the application of U.S. GAAP and SEC financial reporting requirements.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2020 and 2019, the related consolidated statements of operations, comprehensive income, stockholders’ equity and cash flows for each of the two years in the period ended December 31, 2020 and the related notes. This material weakness was considered in determining the nature, timing and extent of audit tests applied in our audit of the 2020 consolidated financial statements, and this report does not affect our report dated May 17, 2021, which expressed an unqualified opinion thereon.
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
May 17, 2021

Report of Independent Registered Public Accounting Firm
To the Stockholders and Board of Directors
Navigator Holdings Ltd.:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of operations, comprehensive income, stockholders’ equity, and cash flows of Navigator Holdings Ltd. and subsidiaries (the Company) for the year ended December 31, 2018, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of operations of the Company and its cash flows for the year ended December 31, 2018, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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
London, United Kingdom
April 1, 2019

Report of Independent Registered Public Accounting Firm
To the Managing Member of Enterprise Navigator Ethylene Terminal LLC
Opinion on the Financial Statements
We have audited the balance sheet of Enterprise Navigator Ethylene Terminal LLC (the “Company”) as of December 31, 2020, the related statements of operations, cash flows, and members’ equity, for the year ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
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
Critical Audit Matters
Critical audit matters are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the Managing Member and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.
/s/ DELOITTE & TOUCHE LLP
Houston, Texas
February 12, 2021
We have served as the Company’s auditor since 2018.

Navigator Holdings Ltd.
Consolidated Balance Sheets

	December 31, 2019	December 31, 2020
	(in thousands, except share data)
Assets
Current assets
Cash, cash equivalents and restricted cash	$66,130	$59,271
Accounts receivable, net of allowance for credit losses of $161 (December 31, 2019: nil)	23,462	14,451
Accrued income	6,280	20,073
Prepaid expenses and other current assets	17,670	22,015
Bunkers and lubricant oils	9,645	8,428
Insurance receivable	2,939	447
Amounts due from related parties	—	11,853

Total current assets	126,126	136,538
Non-current assets
Vessels, net	1,609,527	1,545,688
Property, plant and equipment, net	793	502
Intangible assets, net of accumulated amortization of $279 (December 31, 2019: $184)	366	277
Investment in equity accounted joint ventures	130,660	148,665
Right-of-use asset for operating leases	6,781	5,701
Prepaid expenses and other non- current assets	—	2,037

Total non-current assets	1,748,127	1,702,870

Total assets	$1,874,253	$1,839,408

Liabilities and stockholders’ equity
Current liabilities
Current portion of secured term loan facilities, net of deferred financing costs	$64,703	$65,662
Current portion of operating lease liabilities	1,178	1,276
Accounts payable	10,472	8,565
Accrued expenses and other liabilities	14,124	16,488
Accrued interest	4,424	3,398
Deferred income	14,154	11,604
Amounts due to related parties	451	229

Total current liabilities	109,506	107,222

Non-current liabilities
Secured term loan facilities and revolving credit facilities, net of current portion and deferred financing costs	578,676	552,595
Senior secured bond, net of deferred financing costs	67,503	69,580
Senior unsecured bond, net of deferred financing costs	98,513	98,158
Derivative liabilities	5,769	3,007
Operating lease liabilities, net of current portion	6,329	5,232
Amounts due to related parties	68,055	61,219

Total non-current liabilities	824,845	789,791

Total Liabilities	934,351	897,013
Commitments and contingencies (see note 15)
Stockholders’ equity
Common stock—$.01 par value per share; 400,000,000 shares authorized; 55,893,618 shares issued and outstanding, (December 31, 2019: 55,826,644)	558	559
Additional paid-in capital	592,010	593,254
Accumulated other comprehensive loss	(331)	(245)
Retained earnings	347,566	346,972

Total Navigator Holdings Ltd. stockholders’ equity	939,803	940,540
Non-controlling interest	99	1,855

Total equity	939,902	942,395

Total liabilities and equity	$1,874,253	$1,839,408

See accompanying notes to consolidated financial statements.

Navigator Holdings Ltd.
Consolidated Statements of Operations

	Year ended December 31, 2018	Year ended December 31, 2019	Year ended December 31, 2020
	(in thousands, except per share data)
Revenues
Operating revenues	$310,046	$301,385	$319,665
Operating revenues—Luna Pool collaborative arrangements	—	—	12,830

Total operating revenues	310,046	301,385	332,495

Expenses
Brokerage commissions	5,142	4,938	5,095
Voyage expenses	61,634	55,310	63,372
Voyage expenses—Luna Pool collaborative arrangements	—	—	12,418
Vessel operating expenses	106,719	111,475	109,503
Depreciation and amortization	76,140	76,173	76,681
General and administrative costs	18,931	20,878	23,871
Other Income	—	—	(199)

Total operating expenses	268,566	268,774	290,741

Operating income	41,480	32,611	41,754
Other income/(expense)
Foreign currency exchange gain/(loss) on senior secured bonds	2,360	969	(1,931)
Unrealized (loss)/gain on non-designated derivative instruments	(5,154)	(615)	2,762
Interest expense	(44,908)	(48,611)	(41,080)
Loss on repayment of 7.75% senior unsecured bonds	—	—	(479)
Write off of deferred financing costs	—	(403)	(155)
Interest income	854	920	408

(Loss)/income before income taxes and share of result of equity accounted joint ventures	(5,368)	(15,129)	1,279
Income taxes	(333)	(352)	(617)
Share of result of equity accounted joint ventures	(38)	(1,126)	651

Net (loss)/income	(5,739)	(16,607)	1,313
Net income attributable to non-controlling interest	—	(99)	(1,756)

Net loss attributable to stockholders of Navigator Holdings Ltd.	(5,739)	(16,706)	(443)

Loss per share attributable to stockholders of Navigator Holdings Ltd.:
Basic and diluted:	$(0.10)	$(0.30)	$(0.01)

Weighted average number of shares outstanding:
Basic:	55,629,023	55,792,711	55,885,376
Diluted:	55,629,023	55,792,711	55,885,376

See accompanying notes to consolidated financial statements.

Navigator Holdings Ltd.
Consolidated Statements of Comprehensive Income

	Year ended December 31, 2018 (in thousands)	Year ended December 31, 2019 (in thousands)	Year ended December 31, 2020 (in thousands)
Net (loss)/ income	$(5,739)	$(16,607)	$1,313
Other comprehensive income/(loss):
Foreign currency translation (loss)/gain	(86)	32	86

Total comprehensive (loss)/ income	$(5,825)	$(16,575)	$1,399

Other comprehensive (loss)/income attributable to:
Stockholders of Navigator Holdings Ltd:	(5,825)	(16,674)	(357)
Non-controlling interests:	—	99	1,756

Total comprehensive (loss)/income	$(5,825)	$(16,575)	$1,399

See accompanying notes to consolidated financial statements.

Navigator Holdings Ltd.
Consolidated Statements of Stockholders’ Equity
(in thousands, except share data)

	Common stock
	Number of shares (Note 13)	Amount 0.01 par value (Note 13)	Additional Paid-in Capital (Note 13)	Accumulated Other Comprehensive Income/(Loss)	Retained Earnings	Non-controlling interest	Total
January 1, 2018	55,529,762	$555	$589,436	$(277)	$373,499	$—	$963,213
Adjustment to equity for the adoption of the new revenue standard	—	—	—	—	(3,352)	—	(3,352)
Forfeited shares-2013 long-term equity incentive plan	(3,673)	—	—	—	—	—	—
Restricted shares issued March 20, 2018	131,542	2	—	—	—	—	2
Net income	—	—	—	—	(5,739)	—	(5,739)
Foreign currency translation	—	—	—	(86)	—	—	(86)
Share-based compensation plan	—	—	1,072	—	—	—	1,072

December 31, 2018	55,657,631	$557	$590,508	$(363)	$364,408	$—	$955,110
Adjustment to equity for the adoption of the new lease standard	—	—	—	—	(136)	—	(136)
Restricted shares issued March 20, 2019	174,438	1	—	—	—	—	1
Restricted shares cancelled August 14, 2019	(5,425)	—	—	—	—	—	—
Net income	—	—	—	—	(16,706)	99	(16,607)
Foreign currency translation	—	—	—	32	—	—	32
Share-based compensation plan	—	—	1,502	—	—	—	1,502

December 31, 2019	55,826,644	$558	$592,010	$(331)	$347,566	$99	$939,902
Adjustment to equity for the adoption of the new credit losses standard	—	—	—	—	(151)	—	(151)
Restricted shares issued March 19, 2020	79,172	1	—	—	—	—	1
Restricted shares cancelled April 14, 2020	(2,144)	—	—	—	—	—	—
Restricted shares cancelled October 19, 2020	(10,054)	—	—	—	—	—	—
Net income	—	—	—	—	(443)	1,756	1,313
Foreign currency translation	—	—	—	86	—	—	86
Share-based compensation plan	—	—	1,244	—	—	—	1,244

December 31, 2020	55,893,618	$559	$593,254	$(245)	$346,972	$1,855	$942,395

See accompanying notes to consolidated financial statements.

Navigator Holdings Ltd.
Consolidated Statements of Cash Flows

	Year ended December 31, 2018 (in thousands)	Year ended December 31, 2019 (in thousands)	Year ended December 31, 2020 (in thousands)
Cash flows from operating activities
Net (loss)/income	$(5,739)	$(16,607)	$1,313
Adjustments to reconcile net income/(loss) to net cash provided by operating activities
Unrealized loss/(gain) on non-designated derivative instruments	5,154	615	(2,762)
Depreciation and amortization	76,140	76,173	76,681
Payment of drydocking costs	(5,796)	(11,523)	(10,192)
Amortization of share-based compensation	1,074	1,503	1,245
Amortization of deferred financing costs	2,292	4,618	4,654
Share of result of equity accounted joint ventures	38	1,126	(651)
Call option premium on redemption of 7.75% unsecured bond	—	—	236
Insurance claim receivable	(642)	(5,107)	(975)
Unrealized foreign exchange (gain)/loss on senior secured bonds	(2,360)	(969)	1,931
Other unrealized foreign exchange (loss)/gain	(12)	239	80
Changes in operating assets and liabilities			—
Accounts receivable	(2,144)	(6,429)	8,860
Bunkers and lubricant oils	(781)	(856)	1,217
Accrued income, prepaid expenses and other current assets	2,629	(637)	(20,771)
Accounts payable, accrued interest, accrued expenses and other liabilities	7,664	7,554	(4,118)
Amounts due from related parties	—	—	(12,075)

Net cash provided by operating activities	77,517	49,700	44,673

Cash flows from investing activities
Additions to vessels and equipment	(648)	(2,910)	(2,233)
Investment in equity accounted joint ventures	(42,500)	(89,324)	(17,354)
Purchase of other property, plant and equipment and intangibles	(182)	(357)	(31)
Insurance recoveries	1,003	2,182	3,467

Net cash used in investing activities	(42,327)	(90,409)	(16,151)

Cash flows from financing activities
Proceeds from secured term loan facilities and revolving credit facilities	21,900	162,000	51,000
Proceeds from revolving loan facility	—	—	185,000
Proceeds from refinancing of vessel to related parties	—	69,052	—
Issuance of senior secured bonds	71,697	—	—
Issuance of 8.00% senior unsecured bonds	—	—	100,000
Issuance cost of senior secured bonds	(991)	(136)	(141)
Issuance costs of unsecured bond amendment	—	(1,308)	—
Issuance cost of 8.0% senior unsecured bonds	—	—	(1,963)
Issuance cost of refinancing of vessel	—	(156)	(18)
Direct financing cost of secured term loan and revolving credit facilities	(38)	(1,448)	(1,939)
Direct financing cost of terminal credit facility	—	(2,833)	(72)
Repayment of 7.75% senior unsecured bonds	—	—	(100,236)
Repayment of secured term loan facilities and revolving credit facilities	(118,352)	(189,001)	(260,167)
Repayment of refinancing of vessel to related parties	—	(846)	(6,845)

Net cash (used in)/provided by financing activities	(25,784)	35,324	(35,381)

Net increase/(decrease) in cash, cash equivalents and restricted cash	9,406	(5,385)	(6,859)
Cash, cash equivalents and restricted cash at beginning of year	62,109	71,515	66,130

Cash, cash equivalents and restricted cash at end of year	$71,515	$66,130	$59,271

Supplemental Information
Total interest paid during the year, net of amounts capitalized	$41,465	$44,859	$37,619

Total tax paid during the year	$176	$323	$330

See accompanying notes to consolidated financial statements.

Navigator Holdings Ltd.
Notes to the Consolidated Financial Statements
December 31, 2018, 2019 and 2020
1. Description of Business
Navigator Holdings Ltd. (the “Company”), the ultimate parent company of the Navigator Group of companies, is registered in the Republic of the Marshall Islands. The Company has a core business of owning and operating a fleet of gas carriers. As of December 31, 2020, the Company owned and operated 38 gas carriers (the “Vessels”) each having a cargo capacity of between 20,600 cbm and 38,000 cbm, of which 31 were semi-refrigerated, and seven were fully-refrigerated vessels. The Company has an investment in a joint venture that operates a Marine Export Terminal at Morgan’s Point in Texas to export approximately one million tons of ethylene per year. Unless the context otherwise requires, all references in the consolidated financial statements to “our”,” we” and “us” refer to the Company.
Going Concern
A discussion of the Company’s going concern as of the date of issuance of the consolidated financial statements for the year ended December 31, 2019 concluded that there was substantial doubt about the Company’s ability to continue as a going concern as a result of the negative impacts of
COVID-19;
the potential inability of the Company to maintain its minimum liquidity covenants, in part due to the uncertainty related to potential cash collateral obligations; or to remain in compliance with its interest coverage covenants; as well as the uncertainty of the ability to refinance or to repay its $100 million 2017 bonds when they were to mature in February 2021. We believe all of these uncertainties have either been resolved or mitigated during the year ended December 31, 2020, as described below.
During the year ended December 31, 2020, the Company increased its liquidity by drawing down a total of $51.0 million from the Terminal Facility, of which $34.0 million was used for general corporate purposes, due to previous capital contributions for the Marine Export Terminal being paid from the Company’s own resources. In addition, the Company entered into the new September 2020 Secured Revolving Credit Facility, enabling an additional $25.0 million from that $210.0 million facility to be available for general corporate purposes. As a result, the Company had a cash balance of $59.3 million as of December 31, 2020 with a further $37.6 million available from undrawn credit
facilities.
In September 2020, the Company issued new $100 million senior unsecured 2020 Bonds for the purpose of refinancing its 2017 Bonds, which were scheduled to mature in
February 2021
. The 2020 Bonds will mature in September 2025 and have a fixed coupon of 8.00% per annum. The 2017 Bonds were redeemed in full on September 15, 2020.
While the above new borrowings will incur additional interest costs, U.S. LIBOR reduced significantly during the year ended December 31, 2020, which has reduced our borrowing costs over the same period and U.S. LIBOR is expected to remain low for the foreseeable future. The negative impact of the global pandemic has not reduced, to the extent initially anticipated, the demand for the LPG markets we serve, or petrochemicals and ammonia and we do not expect, based on market data reviewed by us, that such demand will reduce to levels that would result in a decline in our earnings to levels that would result in a breach by us of our interest coverage covenants. We believe, therefore, that the risk of non-compliance
with our interest coverage ratio covenants has been alleviated. In addition, when considered with the additional liquidity headroom generated during 2020 and the refinancing of the 2017 bonds, we believe that there is no longer substantial doubt about the Company’s ability to continue as a going concern and that the Company will be able to pay its obligations as they come due.

2. Summary of Significant Accounting Policies
(a) Basis of Presentation
The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries (See Note 8—Group Subsidiaries to our consolidated financial statements) and Variable Interest Entities (“VIE”) for which the Company is a primary beneficiary are also consolidated (See Note 9—Variable Interest Entities to our consolidated financial statements). All intercompany accounts and transactions have been eliminated in consolidation.
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
On October 21, 2019, the Company entered into a sale and leaseback to refinance one of its vessels,
Navigator Aurora
. As of December 31, 2019, and 2020, the Company has consolidated 100% of OCY Aurora Ltd., the lessor variable interest entity (‘‘lessor VIE’’) that we have leased
Navigator Aurora
from under a sale and leaseback arrangement. The lessor VIE is a wholly-owned, newly formed special purpose vehicle (“SPV”) of a financial institution.
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
By virtue of the accounting principle of consolidation, transactions between consolidated entities are eliminated and accordingly the sale and leaseback refinancing transaction with OCY Aurora is not shown as a liability in the Company’s consolidated balance sheets, being superseded by the Navigator Aurora Facility between OCY Aurora and Ocean Yield Malta Limited. Please read Note 21—Related Party Transactions to our consolidated financial statements. Under the sale and leaseback transaction we are committed to monthly principal payments until the year five purchase option which include interest payable at a rate of U.S. LIBOR plus 430 basis points per annum. For additional detail refer to Note 9—Variable Interest Entities to our consolidated financial statements.
On January 31, 2018, the Company announced the execution of definitive agreements creating a 50/50 joint venture with Enterprise Products Partners L.P. (the “Export Terminal Joint Venture”) to construct and operate an ethylene export marine terminal at Morgan’s Point, Texas on the Houston Ship Channel (the “Marine Export Terminal”). Enterprise Products Partners, L.P. is the sole managing member of the Export Terminal Joint Venture and it is also the operator of the Marine Export Terminal. Interests in joint ventures are accounted for using the equity method. They are recognized initially at cost, which includes capitalized interest. The capitalized interest will be amortized over the useful life of the terminal. Subsequent to initial recognition, the consolidated financial statements will include the Company’s share of the profit or loss and other comprehensive income (“OCI”) of equity-accounted investees, until the date on which joint control ceases.

The Export Terminal Joint Venture is organized as a limited liability company and maintains separate ownership accounts, consequently we account for our investment using the equity method as our ownership interest is 50% and we exercise joint control over the investee’s operating and financial policies. We disclose our proportionate share of profits and losses from equity method unconsolidated affiliates in the statement of operations and adjust the carrying amount of our equity method investments on the balance sheet accordingly.
In March 2020, the Company collaborated with Pacific Gas Pte. Ltd. and Greater Bay Gas Co. Ltd. to form and manage the Luna Pool. We refer to the Company and Greater Bay Gas Co. Ltd. collectively as the “Pool Participants”. As part of the formation of the Luna Pool, a new entity, Luna Pool Agency Limited, (“Pool Agency”) was established in May 2020. The investment in the Pool Agency created a 50/50 joint venture with Greater Bay Gas Co. Ltd. as outlined by Accounting Standards Codification (“ASC”) 323 – Investments -Equity Method and Joint Ventures (“ASC 323”). The Company’s investment in the Pool Agency is accounted for as an equity investment in accordance with the guidance within ASC 810 – Consolidation and ASC 323. Therefore, we account for our investment using the equity method as our ownership interest is 50% and we exercise joint control over the entity’s operating and financial policies.
The year ended December 31, 2020 includes an out of period adjustment in the consolidated statements of operations of an additional $0.5 million in general and administrative costs and a decrease of $0.8 million in interest expense, resulting in an overall decrease in the net loss for the year ended December 31, 2020 of $0.3 million, and in the consolidated balance sheets at December 31, 2020, an increase to the investment in the equity accounted joint ventures of $0.3 million. Management believes this out of period adjustment is not material to the annual consolidated financial statements for the year ending December 31, 2020 or any previously issued financial statements.
Collaborative arrangements
The Pool Participants manage and participate in the activities of the Luna Pool through an executive committee comprising equal membership from both Pool Participants. Certain decisions made by the executive committee as to the operations of the Luna Pool require the unanimous agreement of both participants with others requiring a majority of votes. At this time we control 66% of the votes. The Company’s wholly owned subsidiary, NGT Services (UK) Limited acts as commercial manager (“Commercial Manager”) to the Luna Pool.
Under the pool agreement, the Commercial Manager is responsible, as agent, for the marketing and chartering of the participating vessels, collection of revenues and paying voyage costs such as port call expenses, bunkers and brokers’ commissions in relation to charter contracts, but the vessel owners continue to be fully responsible for the financing, insurance, crewing and technical management of their respective vessels. The Commercial Manager receives a fee based on the net revenues of the Luna Pool, which is levied on the Pool Participants, which was a net amount of $0.2 million, after the elimination of inter group income, for the year ended December 31, 2020, and is presented as other income within our consolidated statements of operations.
Pool revenues and expenses within the Luna Pool are accounted for in accordance with ASC 808 – Collaborative Arrangements, when two (or more) parties are active participants in the arrangement and exposed to significant risk and rewards dependent on the commercial success of the activity. Pool earnings (gross earnings of the pool less costs and overheads of the Luna Pool and fees to the Commercial Manager) are aggregated and then allocated to the Pool Participants in accordance with an apportionment for each participant’s vessels multiplied by the number of days each of their vessels are on hire in the pool during the relevant period and therefore the Company is exposed to risk and rewards dependent on the commercial success of the Luna Pool. We have concluded that the Company is an active participant due to its representation on the executive committee and the participation of the Commercial Manager, as is the other Pool Participant.
We have presented our share of net income earned under the Luna Pool collaborative arrangement across a number of lines in our consolidated statements of operations. For revenues and expenses earned/incurred specifically by the Company’s vessels and for which we are deemed to be the principal, these are presented gross on the face of our consolidated statements of operations within operating revenues, voyage expenses and brokerage commissions. Our share of pool net revenues generated by the other Pool Participant’s vessels in the Luna Pool collaborative arrangement is presented on the face of our consolidated statements of operations within operating revenues – Luna Pool collaborative arrangements. The other Pool Participant’s share of pool net revenues generated by our vessels in the pool is presented on the face of our consolidated statements of operations within voyage expenses – Luna Pool collaborative arrangements. The portion of the Commercial Manager’s fee which is due from the other Pool Participant is presented on the face of our consolidated statements of operations as other income.
The Luna Pool became operational during the quarter ended June 30, 2020. The impact on our consolidated statements of operations for the year ended December 31, 2020, was a recognition of operating revenues from Luna Pool collaborative arrangements of $12.8 million, and voyage expenses from Luna Pool collaborative arrangements of $12.4 million.
Adoption of new accounting standards
In June 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”)
2016-13,
Financial Instruments—Credit Losses, which changes the recognition model for the impairment of financial instruments, including accounts receivable, loans and held-to-maturity
debt securities, among others. The Company adopted this guidance as of January 1, 2020.
Using the modified retrospective method, reporting periods beginning after January 1, 2020, are presented under Topic 326 while comparative periods continue to be reported in accordance with previously applicable GAAP and have not been restated. The adoption of Topic 326 did not have a material impact on our consolidated financial statements. The total provision on transition was $0.1 million and has been presented as an adjustment to equity in the consolidated statements of shareholders’ equity. For the amounts calculated for the Current Expected Credit Loss (“CECL”) model for the year ended December 31, 2020, since transition, the Company has recognized an expense in our consolidated statements of operations. As the amount is immaterial, it is presented within general and administration costs rather than as a separate line. For financial assets measured at amortized cost within the scope of Topic 326, we have separately presented on the statements of financial position the allowance for credit losses as a contra-asset that is deducted from the asset’s amortized cost basis.
Management has assessed the financial assets that fall under the scope of the new standard and have determined how to apply the model to each one. Cash, cash equivalents and restricted cash as well as insurance debtor amounts are considered to have negligible risk of loss, which management has based on consideration of whether the balances have short-term maturities and whether the counterparty has an investment grade credit rating, limiting any credit exposure, and as such no impairment allowance has been recognized. Trade receivables are presented net of allowances for doubtful debt based on observable events and expected credit losses. At each balance sheet date, all potentially uncollectible accounts are assessed individually for the purpose of determining the appropriate provision for doubtful accounts. The expected credit loss allowance is calculated using loss rates which reflect similar risk characteristics. Management has considered that trade receivables should be split into two pools with similar risk characteristics. Pool 1 consists of freight and recharge receivables for which management has made estimates of losses based on an aging matrix. Pool 2 consists of demurrage receivables where the percentage historical recovery/loss data over the last five years is utilized to model an estimate of expected credit losses.
Our trade receivables have short maturities so we have considered that forecasted changes to economic conditions will have an insignificant effect on the estimate of the allowance, except in extraordinary circumstances. Contract assets have been deemed as being at remote risk as there have been no historical contract assets recognized which were not subsequently invoiced to customers and paid. The risk of expected losses for these assets is deemed to be remote and an appropriate percentage of expected losses has been applied to the whole balance.

The activity in the allowance for credit losses for financial assets within the scope of ASU
2016-13
for the year ended December 31, 2020 was as follows:

(in thousands)
Beginning balance as of December 31, 2019	$—
Allowance recognized on transition	151
Current period provision for expected credit losses	10

Ending balance as of December 31, 2020	$161

In November 2018, the FASB issued ASU
2018-19,
Codification Improvements to Topic 326, Financial Instruments—Credit Losses which, amongst other things, clarifies that receivables arising from operating leases are not within the scope of the credit losses standard, but rather, should be accounted for in accordance with the new leasing standard, ASC 842 – Leases, which was adopted by the Company on January 1, 2019. The amendments relating to ASU
2016-13,
Topic 326, were adopted on January 1, 2020 and did not have a material impact on our consolidated financial statements.
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
The amendments relating to Topic 326 and Topic 825 were adopted on January 1, 2020 and did not have a material impact on our consolidated financial statements. The amendments within ASU
2019-04
relating to Topic 815, Derivatives and Hedging were effective from the first annual reporting period beginning after April 25, 2019. The Company adopted the amendments on January 1, 2020.
The Company has no derivatives for which hedge accounting has been applied and as such, the amendments contained in this section of ASU
2019-04
are not applicable and there was no impact on our consolidated financial statements on adoption.
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
2016-13.
We adopted both ASU
2016-13
and ASU
2019-05
on January 1, 2020. The adoption of this amendment did not have a material impact on our consolidated financial statements or related disclosures.
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
2016-13.
We adopted both ASU
2016-13
and ASU
2019-11
on January 1, 2020 and the adoption of this standard did not have a material impact on our consolidated financial statements and related disclosures.
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
Considerations in making such an impairment evaluation include comparison of current carrying values to anticipated future operating cash flows, expectations with respect to future operations and other relevant factors. The estimates and assumptions regarding expected cash flows require considerable judgment and are based upon historical experience, financial forecasts and industry trends and conditions. These assumptions are based on historical trends as well as future expectations. Specifically, in estimating future charter rates, management considers estimated daily TCE rates for each vessel over the estimated remaining lives of each of the vessels. We consider rates currently in effect for existing time charters and the estimated daily TCE rates used for unfixed vessels, which were based on the trailing
10-year
historical average
one-year
time charter rates. Recognizing that rates tend to be cyclical, and subject to some volatility based on factors beyond our control, we believe the use of estimates based on the
10-year
historical average rates to be appropriate. In addition, our vessels operate in a sector that is relatively young and data beyond 10 years is limited, while rates for one and five year periods would not necessarily include the peaks and troughs of a typical shipping cycle.
(e) Drydocking Costs
Each vessel is required to be
dry-docked
every 30 to 60 months for classification society surveys and inspections of, among other things, the underwater parts of the vessel. These works include, but are not limited to hull coatings, seawater valves, steelworks and piping works, propeller servicing and anchor chain winch calibrations, all of which cannot be performed while the vessels are operating. The Company capitalizes costs associated with the dry-dockings
in accordance with ASC 360 – Property, Plant and Equipment, and amortizes these costs on a straight-line basis over the period to the next expected dry-docking.
Amortization of
dry-docking
costs is included in depreciation and amortization in the Consolidated Statements of Operations. Costs incurred during the dry-docking
period which relate to routine repairs and maintenance are expensed. Where a vessel is newly acquired, or constructed, a proportion of the cost of the vessel is allocated to the components expected to be replaced at the next drydocking based on the expected costs relating to the next drydocking, which is based on experience and past history of similar vessels. Drydocking costs are included within operating activities on the cashflow statement.
(f) Intangible assets
Intangible assets consist of software acquisition and associated costs of software modification to meet the Company’s internal needs. Intangible assets are amortized on a straight-line basis over the expected life of the software license, product or the expected duration that the software is estimated to contribute to the cash
flows of the Company, estimated to be five years. Amortization of intangible assets is included in depreciation and amortization in the Consolidated Statements of Operations. Intangible assets are assessed for impairment when and if impairment indicators exist. An impairment loss is recognized if the carrying amount of an intangible asset is not recoverable and its carrying amount exceeds its fair value. No impairment has been recognized as of December 31, 2020. Amortization of intangible assets for the year ended December 31, 2020 was $0.09 million (December 31, 2019: $0.07 million) and for succeeding fiscal years is estimated to be $0.08 million (2021), $0.08 million (2022), $0.05 million (2023), $0.03 million (2024) and $0.01 million (2025) . The weighted average amortization period on December 31, 2020 was 2.6 years (December 31, 2019: 2.7 years).
(g) Cash, Cash Equivalents and Restricted Cash
The Company considers highly liquid investments, such as time deposits and certificates of deposit, with an original maturity of three months or less when purchased, to be cash equivalents. As of December 31, 2019, and 2020 and for the years then ended, the Company had balances in this financial institution in excess of the insured amount. The Company also maintains cash balances in foreign financial institutions outside of the U.S. which are not covered by the Federal Deposit Insurance Corporation.
Included within cash, cash equivalents and restricted cash as of December 31, 2020 is an amount of $0.2 million relating to the cash belonging to the lessor VIE that we are required to consolidate under U.S. GAAP (December 31, 2019: $0.8 million). Please read Note 9—Variable Interest Entities to our consolidated financial statements.
Amounts included in restricted cash represent those required to be set aside as collateral by a contractual agreement with a banking institution for the forecast future liability on the cross-currency interest rate swap agreement at the reporting date, payable on maturity of our 2018 issued senior secured bonds (“2018 Bonds”). If the Norwegian Kroner depreciates relative to the U.S. Dollar beyond a certain threshold, we are required to place cash collateral with our swap providers. As of December 31, 2020, there was no collateral amount held with the swap provider (December 31, 2019: $1.3 million). The amounts held as collateral within restricted cash are assessed against daily currency movements and are presented as current assets on the Company’s consolidated balance sheets.
(h) Financial Instruments—Debt Securities
The senior unsecured bonds issued in September 2020 (“2020 Bonds”), 2017 Bonds before their redemption in October 2020 and 2018 Bonds are recognized at the net amount of the proceeds received. Subsequent measurement is at amortized cost, net of deferred finance costs. Interest accrued on the 2020 Bonds and the 2018 Bonds is calculated on a
360-day
year basis and is included within accrued interest as a current liability. Deferred finance costs are amortized using the effective interest method over the lifetime of the 2020 Bonds and the 2018 Bonds.
(i) Accounts Receivable, net
The Company carries its accounts receivable at cost less an allowance for expected credit losses. As of January 1 and December 31, 2020, the Company evaluated its accounts receivable and established an allowance for expected credit losses, based on a history of past write-offs, collections and current credit conditions. As of December 31, 2020, the Company also considers future and reasonable and supportable forecasts of future economic conditions in its allowance for expected credit losses. The Company does not generally charge interest on past-due
accounts (unless the accounts are subject to legal action), and accounts are written off as uncollectible when all reasonable collection efforts have failed. Accounts are deemed past-due
based on contractual terms.

(j) Bunkers and lubricant oils
Bunkers and lubricant oils include bunkers (fuel), for those vessels under voyage charter, and lubricants. Under a time charter, the cost of bunkers is borne by and remains the property of the charterer. Bunkers and lubricant oils are accounted for on a first in, first out basis and are valued at cost.
(k) Deferred Finance Costs
Costs incurred in connection with obtaining secured term loan facilities, revolving credit facilities and bonds are recorded as deferred financing costs and are amortized to interest expense over the estimated duration of the related debt. Such costs include fees paid to the lenders or on the lenders’ behalf and associated legal and other professional fees. Under the Accounting Standards Update (ASU) 2015- 03, Interest—Imputation of Interest the Company has adopted the accounting standard (Subtopic
835-30)—simplifying
the presentation of debt issuance cost to present the unamortized debt issuance costs, excluding up front commitment fees, as a direct reduction of the carrying value of the debt. Deferred financing costs related to undrawn debt are presented as assets on our consolidated balance sheets and amortized using the straight-line method. Following a loan refinancing assessed as a modification, any unamortized issuance costs related to the refinanced facility will continue to be amortized over the new term of the loan using the effective interest rate method.
(l) Deferred Income
Deferred income is the balance of cash received in excess of revenue earned under a time charter or voyage charter arrangement as of the balance sheet date.
(m) Revenue Recognition
The Company receives its revenue streams from three different sources; voyage or ‘spot’ charters; contracts of affreightment (“COA”), and time charters.
Voyage charter and COA arrangements
In the case of vessels contracted under voyage charters, the vessel is contracted for a voyage, or a series of voyages, between two or more ports and the Company is paid for the cargo transported. Revenue from COAs is recognized on the same basis as revenue from voyage charters, as they are essentially a series of consecutive voyage charters. Payment from voyage charters and COAs is due upon discharge of the cargo at the discharge port. Since January 1, 2018, following adoption of ASU
No. 2014-09,
Revenue from Contracts with Customers, (“Topic 606”), our basis for revenue recognition for voyage charters and COAs has changed to recognize revenue on a load port to discharge port basis and determined percentage of completion for all voyage charters and COAs on a time elapsed basis. The Company believes that the performance obligation towards the customer starts to become satisfied once the cargo is loaded and the obligation becomes completely satisfied once the cargo has been discharged at the discharge port.
Under this revenue recognition standard, the Company has identified certain costs incurred to fulfill a contract with a charterer, which are costs incurred following the commencement of a contract or charter party but before the loading of the cargo commences. These directly related costs are generally fuel or any canal or port costs incurred to get the vessel from its position at inception of the contract to the load port to commence loading of the cargo. These costs are deferred and amortized over the duration of the performance obligation on a time basis.
Voyage charters and COAs have an expected duration of one year or less. The Company has applied optional exemptions on adoption of the new revenue standard, as set out in Topic
606-10-50-14
to 14A, exempting the Company from disclosing the aggregate amount of the transaction price allocated to the performance obligations that are unsatisfied (or partially unsatisfied) as at the balance sheet date and the expectation of when the Company expects to recognize these amounts.
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
Time charter arrangements
For vessels contracted under time charters, the arrangements are for a specified period of time. The Company receives a fixed charter rate per on-hire
day which is payable monthly in advance and revenue is recognized ratably over the term of the charter. Within our time charter arrangements key decisions concerning the use of the vessel during the duration of the time charter period reside with the charterer. We are responsible for the crewing, maintenance and insurance of the vessel, and the charterer is generally responsible for voyage specific costs, which typically include bunkers and port/canal costs. As the charterer holds rights to determine how and when the vessel is used and is also responsible for voyage specific costs incurred during the voyage, the charterer derives the economic benefits from the use of the vessel, as control over the use of the vessel is transferred to the charterer during the specified time charter period. Time charters are therefore considered operating leases and since January 1, 2019 we apply the lease income recognition guidance in ASC 842 – Leases following the adoption of that standard. In addition, the Company has performed a qualitative analysis of each of its time charter contracts and concluded that the lease component is the predominant component as the charterer would attribute most value to the ability to direct the use of the vessel rather than to the technical and crewing services to operate the vessel which are add-on
services. Accordingly, revenue from vessels under time charter arrangements is presented as a single lease component.
For each year presented prior to January 1, 2019, we recognized revenue for time charters as operating leases under the previous leasing standard, ASC 840, and recorded time charter revenue ratably over the term of the charter.
(n) Other Comprehensive Income / (Loss)
The Company follows the provisions of ASC 220 – Comprehensive Income, which requires separate presentation of certain transactions, which are recorded directly as components of stockholders’ equity. Comprehensive income is comprised of net income/(loss) and foreign currency translation gains and losses.
(o) Voyage Expenses and Vessel Operating Expenses
When the Company employs its vessels on time charter, it is responsible for all the operating expenses of the vessels, such as crew costs, stores, insurance, repairs and maintenance. In the case of voyage charters, the vessel is contracted only for a voyage between two or more ports, and the Company pays for all voyage expenses in addition to the vessel operating expenses. Voyage expenses consist mainly of in-port
expenses, canal fees and bunker (fuel) consumption and are recognized as incurred during the performance obligation (the period of time from load to discharge) of the vessel. The Company has identified certain voyage costs incurred to fulfill a contract with a charterer, which are costs incurred following the commencement of a contract or charter party but before the loading of the cargo commences. These directly related costs are generally fuel or any canal or port costs to get the vessel from its position at inception of the contract to the load port to commence loading of the cargo. These costs are deferred and amortized over the duration of the performance obligation on a time basis.

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
When the Company has enforceable insurance in place, a receivable is recognized for an insured event if realization is probable. We apply judgement that an insurance recovery is probable when the insurer has confirmed that a claim is covered by insurance, the claim has been successful, and an amount will be paid to the Company. If the insurance receivable realization is probable, the receivable is measured as the lesser of (a) the recognized loss from the insurance event or (b) the probable recovery from the insurer. Subsequent receipt of the receivable is typically within a twelve month period, and insurance receivables are classified as current on our consolidated balance sheets. If the recoverability of the insurance claim is subject to dispute there is a rebuttable presumption that realization is not probable.
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
(s) Critical Accounting Estimates
We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with U.S. GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. For a description of our material accounting policies, please read Note 2—Summary of Significant Accounting Policies to our consolidated financial statements.
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
The primary source of our foreign exchange gains and losses are the movements on our Norwegian Kroner denominated 2018 Bonds. The 2018 Bonds are translated into U.S. Dollars at each reporting date at the prevailing exchange rate at the end of the period. The movement in the foreign exchange rates between each reporting date will result in a foreign exchange gain or loss on the 2018 Bonds, which is shown as a single line on the face of the statement of operations. The foreign currency exchange loss on the 2018 Bonds for the year ended December 31, 2020, was $1.9 million, compared to December 31, 2018 and 2019 when the foreign currency exchange gain on the 2018 Bonds was $2.4 million and $1.0 million, respectively.
The aggregate amount of all foreign exchange movements recorded in net income for the year ended December 31, 2020, was a $1.7 million loss compared to a $0.8 million gain for the year ended December 31, 2019 and a $2.2 million gain for the year ended December 31, 2018. The movement was primarily as a result of the foreign currency translation, at the prevailing exchange rate, of the 2018 Bonds mentioned in the previous paragraph.
(u) Derivative instruments
Derivative instruments are initially recorded at fair value as either assets or liabilities in the accompanying balance sheet and subsequently remeasured to fair value at each reporting
d
ate, regardless of the purpose or intent for holding the derivative. The resulting derivative assets or liabilities are shown as a single line and are not net off against one another on the face of the balance sheet. The method of recognizing the resulting gain or loss is dependent on whether the derivative contract qualifies for hedge accounting and has been designated as a hedging instrument. For derivative instruments that are not designated or that do not qualify as hedging instruments under ASC 815 – Derivatives and Hedging, the liability has been recognized as ‘Derivative liabilities’ on the balance sheet and changes in the fair value of the derivative financial instruments are recognized in earnings. Gains and losses from the Company’s non-designated
cross-currency interest rate swap agreement and interest rate swap agreements are recorded in unrealized (losses)/gains on non-designated
derivative instruments in the Company’s consolidated statements of operations but do not impact our cash flows.
(v) Income Taxes
Navigator Holdings Ltd. and its Marshall Islands subsidiaries are currently not required to pay income taxes in the Marshall Islands on ordinary income or capital gains as they qualify as exempt companies.
The Company has four wholly owned subsidiaries incorporated in the United Kingdom where the base tax rate is 19%. These subsidiaries provide services to affiliated entities within the group.
The Company has a subsidiary in Poland where the base tax rate is 19%. The subsidiary earns management fees from fellow subsidiary companies.
The Company has a subsidiary incorporated in Singapore where the base tax rate is 17%. The subsidiary earns management and other fees and receives interest from a VIE, PT Navigator Khatulistiwa. The VIE is subject to Indonesian freight tax on all of its gross shipping transportation revenue at a rate of 1.2%.
The Company has consolidated a VIE incorporated in Malta where the base tax rate is 35%. This VIE is the lessor entity for the sale and leaseback of
Navigator Aurora
and pays interest, management and other fees to its parent entity, Ocean Yield Malta (please read Note 9—Variable Interest Entities to the consolidated financial statements).
The Company considered the income tax disclosure requirements of ASC 740 – Income Taxes, with regard to disclosing material unrecognized tax benefits; none were identified. The Company’s policy is to recognize accrued interest and penalties for unrecognized tax benefits as a component of tax expense. As of December 31, 2019, and 2020, there were no
accrued interest and penalties for unrecognized tax benefits.
Deferred taxation
Deferred income tax assets and liabilities are recognized for the future tax consequences attributed to differences between the financial statements and tax basis of existing assets and liabilities using enacted rates applicable to the periods in which the differences are expected to affect taxable income
. Deferred income tax balances included on the consolidated balance sheets reflect the effects of temporary differences between the carrying amounts of assets and liabilities and their tax basis and are stated at enacted tax rates expected to be in effect when taxes are actually paid or recovered. Deferred income tax assets represent amounts available to reduce income taxes payable on taxable income in future years. The recoverability of these future tax deductions is evaluated by assessing the adequacy of future taxable income, including the reversal of temporary differences and forecasted operating earnings. If it is deemed more likely than not that the deferred tax assets will not be realized, the Company provides for a valuation allowance.
(w) Earnings Per Share
Basic earnings per common share (“Basic EPS”) is computed by dividing the net income/(loss) available to common stockholders by the weighted average number of shares outstanding. Diluted earnings per common share (“Diluted EPS”) are computed by dividing the net income available to common stockholders by the weighted average number of common shares and dilutive common share equivalents then outstanding.
Shares granted pursuant to the 2013 Restricted Stock Plan are the only dilutive shares, and these shares have been considered as outstanding since their respective grant dates for purposes of computing diluted earnings per share. These shares were antidilutive in the years ended December 31, 2018, 2019 and 2020 and thus not included in the calculation of diluted EPS in the last three years.
(x) Related parties
Parties are related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also related if they are subject to common control or significant influence.
(y) Segment Reporting
Although separate vessel financial information is available, management internally evaluates the performance of the enterprise as a whole and not on the basis of separate business units or different types of charters. As a result, the Company has determined that it operates as one reportable segment. Since the Company’s vessels regularly move between countries in international waters over many trade routes, it is impractical to assign revenues or earnings from the transportation of international LPG and petrochemical products by geographic area. Other than three vessels involved in cabotage within Indonesia for the years ended December 31, 2020 and 2019, our vessels operate on a worldwide basis and are not restricted to specific locations. As disclosed in Note 5—Revenue to our consolidated financial statements, there are two different revenue streams due to the nature of the contracts that we operate. The Company considers the equity accounted joint ventures do not meet the criteria in ASC 280 to be separate reportable segments.
(z) Recent Accounting Pronouncements
The following accounting standards issued as of May 14, 2021, may affect the future financial reporting by Navigator Holdings Ltd:
On December 18, 2019, the FASB issued ASU
2019-12,
which modifies ASC 740 – Income Taxes (“Topic 740”) to simplify the accounting for income taxes, by removing certain exceptions to the general principles in Topic 740 and improve consistent application by clarifying and amending existing guidance. The amendments to this standard are effective for fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. Early adoption is permitted, including adoption in any interim period for which financial statements have not been issued, with the amendments to be applied on a retrospective, modified retrospective or prospective basis, depending on the specific amendment. We adopted the new standard with effect from January 1, 2021, and the adoption of this standard did not have a material impact on our consolidated financial statements and related disclosures.

In January 2020, the FASB issued ASU
2020-01,
Clarifying the Interactions Between Topic 321, Topic 323, and Topic 815. The amendments in ASU
2020-01
make improvements related to the accounting for (1) an equity security under the measurement alternative before application or after discontinuation of the equity method of accounting and (2) forward contracts and purchased options to acquire an equity instrument that will be accounted for under Topic 323. The guidance is effective for annual and interim periods beginning after December 15, 2020 for public business entities and an entity may early adopt the guidance in any annual or interim period after issuance. We adopted the new standard with effect from January 1, 2021, and the adoption of this standard did not have a material impact on our consolidated financial statements and related disclosures.
In March 2020, the FASB issued ASU
2020-04,
Reference Rate Reform (Topic 848)—Reference Rate Reform on Financial Reporting. The amendments provide temporary optional expedients and exceptions for applying U.S. GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. ASU
2020-04
applies to contracts that reference LIBOR or another reference rate expected to be terminated because of reference rate reform. This optional guidance may be applied prospectively from any date beginning March 12, 2020 but cannot be applied to modifications that occur after December 31, 2022. We do not currently have any contracts that have been changed to a new reference rate, but we will continue to evaluate our contracts and the effects of this standard on our consolidated financial position, results of operations, and cash flows prior to adoption.
In August 2020, the FASB issued ASU
2020-06,
“Debt—Debt with Conversion and Other Options
(Subtopic 470-20)
and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic
815-40)”,
which provides guidance to simplify the issuer’s accounting for convertible debt instruments and, among other changes, eliminates some of the conditions for equity classification in for contracts in an entity’s own equity and requires enhanced disclosures surrounding the terms and features of convertible instruments. The guidance is effective for annual periods beginning after December 15, 2021 and interim periods within that annual period for public business entities and an entity may early adopt the guidance for annual periods beginning after December 15, 2020. We plan to adopt these amendments on January 1, 2022 and we do not expect this ASU to have a significant impact on our consolidated financial statements and disclosures, as we currently have no convertible debt instruments.
3. Derivative Instruments Accounted for at Fair Value
The Company uses derivative instruments in accordance with its overall risk management policy to mitigate our risk to the effects of unfavorable fluctuations in foreign exchange and interest rate movements.
The Company held no derivatives designated as hedges as of December 31, 2019 and 2020.
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
On July 2, 2020, the Company entered into
floating-to-fixed
interest rate swap agreements with ING Capital Markets LLC (“ING”) and Societe Generale (“SocGen”) with a termination date of December 31, 2025, to run concurrently with the Terminal Facility. Under these agreements, the notional amounts of the swaps are 80% of the amounts drawn under the Terminal Facility. The interest rate receivable by the Company under these interest rate swap agreements is
3-month
LIBOR, calculated on a
360-day
year basis, which resets every three months in line with the dates of interest payments on the Terminal Facility. The interest rate payable by the Company under these interest rate swap agreements is 0.369% and 0.3615% per annum to ING and SocGen respectively, calculated on a
360-day
year basis.
The interest rate swaps are remeasured to fair value at each reporting date and have been categorized as level two on the fair value measurement hierarchy.
The fair value of these
non-designated
derivative instruments is presented as a
non-current
liability in the Company’s consolidated balance sheets and the change in fair value is presented in the consolidated statements of operations. As of December 31, 2020, the interest rate swaps had a fair value liability of $0.1 million and unrealized losses of $0.06 million and $0.05 million on the fair value of the swaps with ING and SocGen, respectively for the year ended December 31, 2020. The remeasurement to fair value has no impact on the cash flows at the reporting date. There is no requirement for cash collateral to be placed with the swap providers under these swap agreements and there is no effect on restricted cash as of December 31, 2020.
The Company entered into a cross-currency interest rate swap agreement concurrently with the issuance of its NOK denominated senior secured bonds (please read Note 11—Senior Secured Bond to our consolidated financial statements) and pursuant to this swap, the Company receives the principal amount of NOK 600 million in exchange for a payment of a fixed amount of $71.7 million on the maturity date of the swap.
In addition, at each quarterly interest payment date, the cross-currency interest rate swap exchanges a receipt of floating interest of6.0% plus
3-month
NIBORon NOK 600 million for a U.S. Dollar payment of floating interest of 6.608% plus
3-month
U.S. LIBORon the $71.7 million principal amount. The purpose of the cross-currency interest rate swap is to economically hedge the foreign currency exposure on the payments of interest and principal of the Company’s NOK denominated 2018 Bonds due to mature in 2023.
The cross-currency interest rate swap is remeasured to fair value at each reporting date and has been categorized as level two on the fair value measurement hierarchy.
The fair value of this
non-designated
derivative instrument is presented in the Company’s consolidated balance sheets and the change in fair value is presented in the consolidated statements of operations. As of December 31, 2020, the cross-currency interest rate swap had a fair value liability of $2.9 million and an unrealized gain of $2.9 million (December 31, 2019, a fair value liability of $5.8 million and an unrealized loss of $0.6 million; December 31, 2018: unrealized losses of $5.2 million).
The remeasurement to fair value has no impact on the cash flows at the reporting date except for the effect on restricted cash. Amounts included in restricted cash represent those required to be set aside as collateral by a contractual agreement with a banking institution for the forecast future liability on the cross-currency interest rate swap agreement at the reporting date. The Company has not offset the fair value of the derivative with the cash collateral account notwithstanding there is a master netting agreement in place. Please read Note 19 —Derivative Instruments and Note 20— Cash, Cash Equivalents and Restricted Cash to our consolidated financial statements.
The fair values of our interest rate swap agreements and the cross-currency interest rate swap is the estimated amount that we would pay to sell or transfer the swap at the reporting date, taking into account current interest rates and the current credit worthiness of the swap counterparties, in addition to foreign exchange rates for the cross currency swap agreement. The estimated amount is the present value of future cash flows, adjusted for credit risk. The Company transacts all of these derivative instruments through investment-grade rated financial institutions at the time of the transaction. It is possible that the amount recorded as a derivative asset or liability could vary by a material amount in the near term if there is volatility in the credit markets or if credit risk were to change significantly.

The fair value of our interest rate swap agreements and cross-currency interest rate swap agreement at the end of each period is most significantly affected by the interest rate implied by the benchmark interest yield curve, including its relative steepness and the forward foreign exchange rates respectively. Interest rates and foreign exchange rates have experienced significant volatility in recent years in both the short and long term. While the fair value of our swap agreements is typically more sensitive to changes in short-term rates, significant changes in the long-term benchmark interest, foreign exchange rates and the credit risk of the counterparties or the Company also materially impact the fair values of our swap agreements.
The following table includes the estimated fair value of those assets and liabilities that are measured at fair value on a recurring basis as at December 31, 2019 and 2020.

		December 31, 2019	December 31, 2020
Fair Value Hierarchy Level	Fair Value Hierarchy Level	Fair Value Asset (Liability)	Fair Value Asset (Liability)
		(in thousands)
Cross-currency interest rate swap agreement	Level 2	$(5,769)	$(2,896)
Interest rate swap agreements	Level 2	—	(111)
4. Fair Value of Financial Instruments Not Accounted For at Fair Value
The principal financial assets of the Company at December 31, 2019, and 2020 consist of cash, cash equivalents and restricted cash and accounts receivable. The principal financial liabilities of the Company at December 31, 2019 and 2020 consist of accounts payable, accrued expenses and other liabilities, secured term loan facilities, revolving credit facilities and the 2018 Bonds. The 2017 Bonds were outstanding as at December 31, 2019, but were subsequently redeemed and were refinanced by the 2020 Bonds that were an outstanding liability at December 31, 2020.
The carrying values of cash, cash equivalents and restricted cash, accounts receivable, accounts payable, accrued expenses and other liabilities are reasonable estimates of their fair value due to the short-term nature or liquidity of these financial instruments.
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
The 2020 Bonds and the 2018 Bonds are classified, and, prior to their redemption, the 2017 Bonds were classified, as a level two liability and the fair values have been calculated based on the most recent trades of the bond on the Oslo Børs prior to December 31, 2020. Theses trades are infrequent and therefore not considered to be an active market. The 2018 Bonds are denominated in Norwegian Kroner (“NOK”) and the fair value has been translated to the functional currency of the Company using the prevailing exchange rate as at December 31, 2020.
The fair value of secured term loan facilities and revolving credit facilities is estimated to approximate the carrying value in the balance sheet since it bears a variable interest rate, which is reset on a quarterly basis. This has been categorized at level two on the fair value measurement hierarchy as at December 31, 2020.

The following table includes the estimated fair value and carrying value of those assets and liabilities where the fair value does not approximate to carrying value. The table excludes cash, cash equivalents and restricted cash, accounts receivable, accounts payable, accrued expenses and other liabilities because the fair value approximates carrying value and, for accounts receivable and payable, are due in one year or less.

	December 31, 2019			December 31, 2020
Fair Value Hierarchy Level	Fair Value Hierarchy Level	Carrying Amount Asset (Liability)	Fair Value Asset (Liability)	Carrying Amount Asset (Liability)	Fair Value Asset (Liability)
		(in thousands)
2018 Bonds (note 11)	Level 2	(68,368)	(69,052)	(70,299)	(72,672)
2017 Bonds (note 12)	Level 2	(100,000)	(100,500)	—	—
2020 Bonds (note 12)	Level 2	—	—	(100,000)	(103,500)
Secured term loan facilities and revolving credit facilities (note 10)	Level 2	(716,942)	(716,942)	(685,930)	(685,930)
5. Operating Revenues
The following table compares our operating revenues by the source of revenue stream for the years ended December 31, 2018, 2019 and 2020:

	Year ended December 31, (in thousands)
	2018	2019	2020
Operating revenues:
Time charters	$168,500	$168,641	$177,762
Time charters from Luna Pool collaborative arrangements	—	—	606
Voyage charters	141,546	132,744	141,903
Voyage charters from Luna Pool collaborative arrangements	—	—	12,224

Total operating revenues	$310,046	$301,385	$332,495
Time charter revenues
As of December 31, 2020, 19 of the Company’s 38 operated vessels, were subject to time charters, eleven of which will expire within one year, six which will expire within three years, and two which will expire after more than five years from the balance sheet date. (December 31, 2019: 25 ofthe Company’s 38 operated vessels, were subject to time charters, 18 of which will expire within one year, three which will expire within three years, and four which will expire after more than five years from the balance sheet date). The estimated undiscounted cash flows for committed time charter revenue expected to be received on an annual basis for ongoing time charters, as of each December 31, is as follows:

(in thousands)
2021:*	$125,714
2022:	$60,065
2023:	$48,452
2024:	$21,516
2025:	$21,480
2026 onwards:	$25,578

*
The committed time charter revenue for the period ended December 31, 2021 includes an extension to a charter party agreement agreed on January 5, 2021 with a new rate applicable from December 23, 2020.

For time charter revenues accounted for under Topic 842, the amount of accrued income on the Company’s consolidated balance sheets was $8.4 million (December 31, 2019: $1.8 million). The amount of hire payments received in advance under time charter contracts, recognized as a liability and reflected within deferred income on the Company’s consolidated balance sheets was $10.0 million (December 31, 2019: $11.2 million). Deferred income allocated to time charters will be recognized ratably over time, which is expected to be within one month from December 31, 2020.
Voyage Charter revenues
Voyage charter revenues, which include revenues from contracts of affreightment, are shown net of address commissions.
As of December 31, 2020, for voyage charters and contracts of affreightment, services accounted for under Topic 606, the amount of contract assets reflected within accrued income on the Company’s consolidated balance sheets was $11.4 million (December 31, 2019: $4.4 million). Changes in the contract asset balance at the balance sheet dates reflect income accrued after loading of the cargo commences but before an invoice has been raised to the charterer, as well as changes in the number of the Company’s vessels contracted under voyage charters or contracts of affreightment. The amount of contract liabilities reflected within deferred income on the Company’s consolidated balance sheets was $1.6 million (December 31, 2019: $3.0 million). The opening and closing balance of receivables from voyage charters and contracts of affreightment was $4.2 million and $3.3 million respectively as of December 31, 2020 (December 31, 2019: $7.7 million and $4.2 million respectively) and are reflected within net accounts receivable on our consolidated balance sheets.
The amount allocated to costs incurred to fulfill a contract with a charterer, which are costs incurred following the commencement of a contract or charter party but before the loading of the cargo commences was $1.5 million (December 31, 2019: $1.3 million) and is reflected within prepaid expenses and other current assets on the Company’s consolidated balance sheets.
Voyage and Time charter revenues from Luna Pool collaborative arrangements:
Revenues from the Luna Pool collaborative arrangements for year ended December 31, 2020, which are accounted for under ASC 808 – Collaborative Arrangements, represent our share of pool net revenues generated by the other Pool Participant’s vessels in the Luna Pool. These include revenues from voyage charters and contracts of affreightment, which are accounted for under Topic 606 in addition to time charter revenues, which are accounted for under Topic 842.

6. Vessels, net

	Vessel (in thousands)	Drydocking (in thousands)	Total (in thousands)
Cost
December 31, 2018	$2,057,370	$31,908	$2,089,278
Additions	2,910	11,523	14,433
Write-offs of fully amortized assets	—	(7,203)	(7,203)

December 31, 2019	2,060,280	36,228	2,096,508
Additions	2,233	10,192	12,425
Write-offs of fully amortized assets	—	(6,766)	(6,766)

December 31, 2020	$2,062,513	$39,654	$2,102,167

Accumulated Depreciation
December 31, 2018	$400,517	$17,896	$418,413
Charge for the period	67,886	7,885	75,771
Write-offs of fully amortized assets	—	(7,203)	(7,203)

December 31, 2019	468,403	18,578	486,981
Charge for the period	68,033	8,231	76,264
Write-offs of fully amortized assets	—	(6,766)	(6,766)

December 31, 2020	$536,436	$20,043	$556,479

Net Book Value
December 31, 2018	$1,656,853	$14,012	$1,670,865

December 31, 2019	$1,591,877	$17,650	$1,609,527

December 31, 2020	$1,526,077	$19,611	$1,545,688

The cost and net book value of the 19 vessels that were contracted under time charter agreements (please read Note 16—Operating Lease Liabilities to our consolidated financial statements) was $1,084 million and $839 million respectively as of December 31, 2020 (December 31, 2019: $1,374 million and $1,053 million respectively for 25 vessels contracted under time charters).
The net book value of vessels that serve as collateral for the Company’s secured bond, secured term loan and revolving credit facilities (Note 10 and Note 11 to the consolidated financial statements) was $1,359 million as of December 31, 2020 (December 31, 2019: $1,413 million).
The cost and net book value of vessels that are included in the table above and are subject to financing arrangements (please read Note 9—Variable Interest Entities to the consolidated financial statements) was $82.9 million and $71.0 million respectively as of December 31, 2020. (December 31, 2019: $82.9 million and $73.7 million).
7. Investment in Equity Accounted Joint Ventures
Interests in joint ventures are accounted for using the equity method and are recognized initially at cost and subsequently include the Company’s share of the profit or loss and other comprehensive income of equity-accounted investees, until the date on which joint control ceases.

As at December 31, 2019 and 2020, we had the following participation in investments that are accounted for using the equity method:

	December 31,	December 31,
	2019	2020
Enterprise Navigator Ethylene Terminal L.L.C. (“Export Terminal Joint Venture”)	50%	50%
Luna Pool Agency Limited. (“Pool Agency”)	—	50%
Export Terminal Joint Venture
In January 2018, the Company entered into definitive agreements creating the Export Terminal Joint Venture. As of December 31, 2020, we had contributed to the Export Terminal Joint Venture $142.5 million of our expected share of the approximate $146.5 million capital cost for the construction of the Marine Export Terminal. On January 21, 2021, we made a capital contribution of $4.0 million, by drawing down on the Terminal Facility, being the final contribution for our expected full share of the capital cost for the construction of the Marine Export Terminal.
The table below represents the Company’s investment into the Export Terminal Joint Venture, pursuant to which the Company has a 50% economic interest in building and operating the Marine Export Terminal, as of December 31, 2019 and 2020:

	2019	2020
	(in thousands)
Investment in equity accounted joint venture at January 1	$42,462	$130,660
Equity contributions to joint venture entity	84,500	17,000
Share of results	(1,126)	651
Capitalized interest and deferred financing costs	4,824	354

Total investment in equity accounted joint venture at December 31	$130,660	$148,665

Cumulative interest and associated costs capitalized on the investment in the Export Terminal Joint Venture are being amortized over the estimated useful life of the Marine Export Terminal, which began commercial operations with the export of commissioning cargoes in December 2019. As of December 31, 2020, the unamortized difference between the carrying amount of the investment in the Export Terminal Joint Venture and the amount of the Company’s underlying equity in net assets of the Export Terminal Joint Venture was $6.5 million (December 31, 2019: $6.7 million). The costs amortized in the year ended December 31, 2020 were $0.3 million and are presented in the share of result of the equity accounted joint ventures within our consolidated statements of operations. There were no capitalized costs on the investment in the Export Terminal Joint Venture amortized for the years ended December 31, 2018 and 2019.
Equity method gains, excluding amortized costs, recognized in the share of result of equity accounted joint ventures for the year ended December 31, 2020 were $0.9 million (December 31, 2019 and 2018: equity method losses of $1.1 million and $0.04 million respectively).
Impairment of Joint Venture
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

Considerations in identifying if indicators of impairment are present for the equity method investment include significant incidents that have resulted in the forecast future operating cash flows to be amended, such as significant market events that impact the terminal operations and cashflow, physical damage to assets, recurring financial losses for consecutive periods or changes to the Company’s equity holding in the investment. As of December 31, 2020, the aggregate carrying value of our investment in the Export Terminal Joint Venture was $148.7 million. We believe that there are no events or circumstances that indicate that the value of the investment in the Export Terminal Joint Venture should be impaired as of December 31, 2020. Accordingly, no impairment charge has been recorded as of December 31, 2020 following the requirements of our U.S. GAAP impairment accounting policy.
Luna Pool Agency Limited
In March 2020, the Company collaborated with Pacific Gas Pte. Ltd. and Greater Bay Gas Co. Ltd. to form and manage the Luna Pool. As part of the formation of the Luna Pool, a new entity, Luna Pool Agency Limited, (the “Pool Agency”), was incorporated in May 2020. The pool participants jointly own the Pool Agency on an equal basis, and both have equal board representation. As of December 31, 2020, we have recognized the Company’s initial investment of one British pound in the Pool Agency within investments in equity accounted joint ventures on our consolidated balance sheets. The Pool Agency has no activities other than that as a legal custodian of the Luna Pool bank account and there will be no variability in its financial results, as it has no income and its minimal operating expenses are reimbursed by the Pool Participants.

8. Group Subsidiaries
As of December 31, 2019, and 2020, the company had the following significant subsidiaries:

Corporation Name	Percentage Ownership as of December 31,		Country of Incorporation		Subsidiary of Limited Liability Company
	2019	2020
- Navigator Gas U.S. L.L.C.	100%	100%	Delaware (USA)		Service company
- Navigator Gas L.L.C.	100%	100%	Marshall Islands		Holding company
~ Navigator Aries L.L.C.	100%	100%	Marshall Islands		Vessel-owning company
~ Navigator Atlas L.L.C.	100%	100%	Marshall Islands		Vessel-owning company
~ Navigator Aurora L.L.C.	100%	100%	Marshall Islands		Vessel-owning company
~ Navigator Centauri L.L.C.	100%	100%	Marshall Islands		Vessel-owning company
~ Navigator Ceres L.L.C.	100%	100%	Marshall Islands		Vessel-owning company
~ Navigator Ceto L.L.C.	100%	100%	Marshall Islands		Vessel-owning company
~ Navigator Copernico L.L.C.	100%	100%	Marshall Islands		Vessel-owning company
~ Navigator Capricorn L.L.C.	100%	100%	Marshall Islands		Vessel-owning company
~ Navigator Eclipse L.L.C.	100%	100%	Marshall Islands		Vessel-owning company
~ Navigator Europa L.L.C.	100%	100%	Marshall Islands		Vessel-owning company
~ Navigator Galaxy L.L.C.	100%	100%	Marshall Islands		Vessel-owning company
~ Navigator Gemini L.L.C.	100%	100%	Marshall Islands		Vessel-owning company
~ Navigator Genesis L.L.C.	100%	100%	Marshall Islands		Vessel-owning company
~ Navigator Glory L.L.C.	100%	100%	Marshall Islands		Vessel-owning company
~ Navigator Grace L.L.C.	100%	100%	Marshall Islands		Vessel-owning company
~ Navigator Gusto L.L.C.	100%	100%	Marshall Islands		Vessel-owning company
~ Navigator Jorf L.L.C.	100%	100%	Marshall Islands		Vessel-owning company
~ Navigator Leo L.L.C.	100%	100%	Marshall Islands		Vessel-owning company
~ Navigator Libra L.L.C.	100%	100%	Marshall Islands		Vessel-owning company
~ Navigator Luga L.L.C.	100%	100%	Marshall Islands		Vessel-owning company
~ Navigator Magellan L.L.C.	100%	100%	Marshall Islands		Vessel-owning company
~ Navigator Mars L.L.C.	100%	100%	Marshall Islands		Vessel-owning company
~ Navigator Neptune L.L.C.	100%	100%	Marshall Islands		Vessel-owning company
~ Navigator Nova L.L.C.	100%	100%	Marshall Islands		Vessel-owning company
~ Navigator Oberon L.L.C.	100%	100%	Marshall Islands		Vessel-owning company
~ Navigator Pegasus L.L.C.	100%	100%	Marshall Islands		Vessel-owning company
~ Navigator Phoenix L.L.C.	100%	100%	Marshall Islands		Vessel-owning company
~ Navigator Prominence L.L.C.	100%	100%	Marshall Islands		Vessel-owning company
~ Navigator Saturn L.L.C.	100%	100%	Marshall Islands		Vessel-owning company
~ Navigator Scorpio L.L.C.	100%	100%	Marshall Islands		Vessel-owning company
~ Navigator Taurus L.L.C.	100%	100%	Marshall Islands		Vessel-owning company
~ Navigator Triton L.L.C.	100%	100%	Marshall Islands		Vessel-owning company
~ Navigator Umbrio L.L.C.	100%	100%	Marshall Islands		Vessel-owning company
~ Navigator Venus L.L.C.	100%	100%	Marshall Islands		Vessel-owning company
~ Navigator Virgo L.L.C.	100%	100%	Marshall Islands		Vessel-owning company
~ Navigator Yauza L.L.C.	100%	100%	Marshall Islands		Vessel-owning company
~ NGT Services (UK) Ltd	100%	100%	England		Service company
~ NGT Services (Poland) Sp. z.o.o.	100%	100%	Poland		Service company
~ Navigator Gas Ship Management Ltd.	100%	100%	England		Service company
~ Falcon Funding PTE Ltd	100%	100%	Singapore		Service company
~ Navigator Gas Invest Ltd	100%	100%	England		Investment company
- PT Navigator Khatulistiwa *	49%	49%	Indonesia		Vessel-owning company
~ Navigator Terminals L.L.C.	100%	100%	Marshall Islands		Investment company
~ Navigator Terminal Invest Ltd	100%	100%	England		Investment company
- Navigator Ethylene Terminals L.L.C.	100%	100%	Delaware	(USA)	Investment company

*	PT Navigator Khatulistiwa is a consolidated VIE where the Company is deemed to be the primary beneficiary.

The above table excludes OCY Aurora Ltd, the lessor variable interest entity (‘‘lessor VIE’’) that we have leased a vessel from under a finance lease arrangement. The lessor VIE is a wholly-owned special purpose vehicle (“SPV”) of a financial institution. While we do not hold any equity investments in this SPV, we have concluded that we are the primary beneficiary of the lessor VIE and accordingly have consolidated this entity into our financial results. Please read Note 9—Variable Interest Entities to our consolidated financial statements for further details.
9. Variable Interest Entities
As of December 31, 2019 and 2020, the Company has consolidated 100% of PT Navigator Khatulistiwa, a VIE for which the Company is deemed to be the primary beneficiary, i.e. it has a controlling financial interest in this entity. The Company owns 49% of the VIE’s common stock, all of its secured debt and has voting control. All economic interests in the residual net assets reside with the Company. A VIE is an entity that in general does not have equity investors with voting rights or that has equity investors that do not provide sufficient financial resources for the entity to support its activities. A controlling financial interest in a VIE is present when a company has the power to direct the activities of a VIE that most significantly impact the entity’s economic performance and has the right to residual gains or the obligation to absorb losses that could potentially be significant to the VIE. By virtue of the accounting principle of consolidation, transactions between PT Navigator Khatulistiwa and the Company are eliminated on consolidation.
The VIE, PT Navigator Khatulistiwa, had total assets and liabilities, as of December 31, 2020, of $125.9 million and $9.5 million respectively (December 31, 2019: $123.1 million and $20.4 million respectively). These amounts have been included in the Company’s consolidated balance sheets as of December 31, 2019 and 2020.
On October 21, 2019, the Company entered into a sale and leaseback to refinance one of its vessels,
Navigator Aurora
. The sale price agreed was $77.5 million, with the buyer paying 90% of the vessel’s value, or $69.75 million and prepaid hire representing the remaining 10%. From the proceeds, $44.5 million was used to repay the vessel’s secured tranche of the December 2015 secured revolving credit facility. Simultaneous with this sale, the Company entered into a bareboat charter for the vessel for a period of up to 13 years, with purchase options at years 5, 7 and 10. The transaction does not meet the criteria to be accounted for as a sale under ASU.
2014-09,
Revenue from Contracts with Customers (Topic 606), and therefore has been accounted for as a financing transaction.
Following the sale and leaseback refinancing transaction,
Navigator Aurora
is owned by OCY Aurora Ltd., a Maltese limited liability company. OCY Aurora Ltd. is a wholly owned subsidiary of Ocean Yield Malta Limited, whose parent is Ocean Yield ASA, a listed company on the Oslo stock exchange. The Company does not hold any shares or voting rights in OCY Aurora Ltd. Under U.S. GAAP the entity, OCY Aurora Ltd, is considered to be a VIE (variable interest entity).
As of December 31, 2019 and 2020, the Company has consolidated 100% of OCY Aurora Ltd., the lessor variable interest entity (‘‘lessor VIE’’) that we have leased
Navigator Aurora
from under a sale and leaseback arrangement. The lessor VIE is a wholly-owned, newly formed special purpose vehicle (“SPV”) of a financial institution. We have applied the guidance within Topic 810 – Consolidation and concluded that the Company has a variable interest in the SPV, the SPV is categorized under U.S. GAAP as a VIE, and the Company has concluded it is the primary beneficiary and under U.S. GAAP must therefore consolidate the SPV within its financial statements. The SPV was a VIE within the scope of the variable interest model as OCY Aurora Ltd. was formed as a Limited Liability Company, meets the definition of a legal entity in the Codification and none of the VIE scope exemptions in
810-10-15-12
or
810-10-15-17
apply. We have concluded that we have a variable interest in the SPV because the bareboat charter has fixed price call options to acquire
Navigator Aurora
from the SPV at various dates throughout the 13 year lease/bareboat charter term, commencing from the fifth year, initially at USD 44.8 million. The call options are considered to be variable interests as each option effectively transfers substantially all of the rewards from
Navigator Aurora
to us and effectively caps the SPV’s ability to benefit from the rewards of ownership.
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
While we do not hold any equity investments in this lessor VIE, we have concluded that we are the primary beneficiary of the lessor VIE under U.S. GAAP and accordingly we are required to consolidate this lessor VIE into our financial results. Accordingly, although consolidated into our results, we have no control over the funding arrangements negotiated by this lessor VIE entity such as interest rates, maturity and repayment profiles. In consolidating the lessor VIE into our financial results, we must make assumptions regarding the debt amortization profile and the interest rate to be applied against the lessor VIE’s debt principal. Furthermore, our estimation process is dependent upon the timeliness of receipt and accuracy of financial information provided by the lessor VIE entity.
By virtue of the accounting principle of consolidation, transactions between consolidated entities are eliminated and accordingly the sale and leaseback refinancing transaction with OCY Aurora is not shown as a liability in the Company’s consolidated balance sheets, being superseded by the Navigator Aurora Facility between OCY Aurora and Ocean Yield Malta Limited. Please read Note 21—Related Party Transactions to our consolidated financial statements. Under the sale and leaseback transaction we are committed to monthly principal payments until the year five purchase option which include interest payable at a rate of U.S. LIBOR plus 430 basis points per annum.
The lessor VIE, OCY Aurora Ltd., had total assets and liabilities, as of December 31, 2020, of $63.5 million and $61.7 million, respectively (December 31, 2019: $69.1 million and $69.0 million respectively). These amounts have been included in the Company’s consolidated balance sheets as of December 31, 2019 and 2020. The liabilities mainly consist of a seven year unsecured loan facility provided by OCY Malta Limited, the parent of OCY Aurora Ltd., The loan facility is subordinated to a further bank loan where OCY Aurora Ltd. is the guarantor and
Navigator Aurora
is pledged as security. (please read Note 10—Secured Term Loan Facilities and Revolving Credit Facilities to the consolidated financial statements)
The assets and liabilities of the lessor VIE that most significantly impact the Company’s consolidated balance sheets and the financial statement line items in which they are presented, as of December 31, 2019 and 2020, are as follows:

	December 31, 2019	December 31, 2020
	(in thousands)
Assets
Cash, cash equivalents and restricted cash	$796	$215
Liabilities
Amounts due to related parties, current	$(451)	$(229)
Amounts due to related parties, non-current	(68,206)	(61,361)

	$(68,657)	$(61,590)

The most significant impact of the lessor VIE’s operations on the Company’s consolidated statements
of operations is interest expense of $1.8 million for the year ended December 31, 2020 (December 31, 2019: $0.5 million). The most significant impact of the lessor VIE’s cash flows on the Company’s consolidated statements of cash flows is net cash used in financing activities of $6.8 million for the year ended December 31, 2020 (December 31, 2019: net cash provided by financing activities of $69.1 million). The lessor VIE was incorporated in 2019 and so there was no impact on our consolidated statements of operations or cash flows for the year ended December 31, 2018.
10. Secured Term Loan Facilities and Revolving Credit Facilities
The table below represents the annual principal payments to be made under our term loans and revolving credit facilities after December 31, 2019 and 2020:

	December 31, 2019	December 31, 2020
	(in thousands)
Due within one year	$66,534	$67,936
Due in two years	66,534	124,479
Due in three years	259,053	202,353
Due in four years	193,078	175,413
Due in five years	9,150	54,388
Due in more than five years*	122,593	61,361

Total secured term loans and revolving credit facilities	$716,942	$685,930
Less: current portion	66,534	67,936

Secured term loan facilities and revolving credit facility, non-current portion*	$650,408	$617,994

*
Includes amounts relating to the Navigator Aurora Facility held within a lessor entity (for which legal ownership resides with financial institutions) that we are required to consolidate under U.S. GAAP into our financial statements as a variable interest entity (Please read Note 9—Variable Interest Entities to our consolidated financial statements)

Terminal Facility.
On March 29, 2019, Navigator Ethylene Terminals LLC, a wholly-owned subsidiary of the Company (the “Marine Terminal Borrower”), entered into a Credit Agreement (the “Terminal Facility”) with ING Capital LLC and SG Americas Securities, LLC for a maximum principal amount of $75.0 million, to be used first for the payment of project costs relating to our Marine Export Terminal. The Terminal Facility is comprised of an initial construction loan, followed by a term loan with a final maturity occurring on the earlier of (i) five years from completion of the Marine Export Terminal and (ii) December 31, 2025.
Interest on amounts drawn is payable at a rate of U.S. LIBOR plus 250 to 300 basis points per annum over the term of the facility, for interest periods of three or six months. The Marine Terminal Borrower may voluntarily prepay indebtedness at any time, without premium or penalty, in whole or in part upon prior written notice to the facility agent.
The Terminal Facility is subject to quarterly repayments of principal and interest after the completion of the Marine Export Terminal, with quarterly principal repayments of between $3.4 million and $3.8 million commencing from March 31, 2021. The Marine Terminal Borrower must make mandatory prepayments of indebtedness upon specified amounts of excess cash flow, the receipt of performance liquidated damages pursuant to certain material contracts related to the Marine Export Terminal, the receipt of proceeds in connection with an event of loss (as defined in the Terminal Facility), the receipt of proceeds in connection with termination payments (as defined in the Terminal Facility), the receipt of proceeds in connection with certain dispositions by the Export Terminal Joint Venture, the incurrence of certain specified indebtedness, the inability to meet the conditions for paying a dividend for four or more consecutive quarters, dispositions of the Marine Terminal Borrower’s equity interests in the Export Terminal Joint Venture, the receipt of indemnity payments in excess of $500,000 and certain amounts of any loans outstanding upon the conversion date.
The loans under the Terminal Facility are secured by first priority liens on the rights to the Marine Terminal Borrower’s distributions from the Export Terminal Joint Venture, the Marine Terminal Borrower’s assets and properties and the company’s equity interests in the Marine Terminal Borrower. Under the Terminal Facility, the Marine Terminal Borrower must maintain a minimum debt service coverage ratio (as defined in the Terminal Facility) for the prior four calendar fiscal quarters (or shorter period of time if data for the prior four fiscal quarters is not available) of no less than 1.10 to 1.00 from the beginning of the second full fiscal quarter of the term loan, being June 1, 2021.
Following completion of the Marine Export Terminal,

the Marine Terminal Borrower can only pay dividends if the Marine Terminal Borrower satisfies certain customary conditions to paying a dividend, including maintaining a debt service coverage ratio for the immediately preceding four consecutive fiscal quarters and the projected immediately succeeding four consecutive fiscal quarters of not less than 1.20 to 1.00 and no default or event of default has occurred or is continuing. The Terminal Facility also limits the Marine Terminal Borrower from, among other things, incurring indebtedness or entering into mergers and divestitures. The Terminal Facility also contains general covenants that will require the Marine Terminal Borrower to vote its interest in the Export Terminal Joint Venture to cause the Export Terminal Joint Venture to maintain adequate insurance coverage, maintain its property (but only to the extent the Export Terminal Borrower has the power under the organizational documents of the Marine Terminal Joint Venture to cause such actions).
On August 4, 2020, the Terminal Facility was amended to allow the Company an early true-up
of $34.0 million, enabling those funds to be immediately drawn for general corporate purposes due to previous capital contributions for the Marine Export Terminal being paid from the Company’s own resources.
On December 23, 2020, the Terminal Facility was amended to allow the Company to, among other things, make a Restricted Payment on the Conversion Date in an amount equal to the lesser of $20,000,000 and the remaining amount of the aggregate Commitment Availability as of such date, and to enable those funds not yet drawn as at December 31, 2020 to be made available until January 31, 2021.
ASC
470-50—Debt
Modifications states that if an amendment to the terms of a loan results in the present value of future cash flows being modified by more than 10%, it is considered to have ‘substantially different terms’ from the original loan and is accounted for as a debt extinguishment and the new loan treated as the issuance of new debt. The 10% cash flow test was performed by management after both amendments, and it was concluded that the present value of future cash flows was not modified by more than 10% as a result of the amendments.
As of December 31, 2020, the Company had drawn down $51.0 million on this facility. Based on the existing committed throughput for the Marine Export Terminal approved by the lenders and subject to the satisfaction of certain conditions to the ability to borrow under the Terminal Facility, an additional $18.0 million was available to be drawn down under the Terminal Facility as of December 31, 2020. In addition, we had a $7.5 million unused letter of credit available to be drawn to be used solely to make capita
l
 repayments on the Terminal Facility.
On May 6, 2021, the Company obtained a waiver from the lenders under the Terminal Facility, which is retrospective with effect from the date of its inception, to correct a technical inconsistency in the Terminal Facility, involving a restrictive covenant relating to taking affirmative action regarding the treatment of tax status of the borrower as a corporation for U.S. federal, state or local income tax purposes. The waiver requires among other things, within 90 days after the date of the waiver, the parties to the Terminal Facility to amend the credit agreement and other loan documentation to remediate the inconsistency and to set aside and fund a tax reserve, based on an agreed periodic basis, of future tax liabilities. Management has concluded that it is probable that these requirements will be complied with within the required 90 days and therefore classification of the long term portion of the loan as non-current
is appropriate.

January 2015 Secured Term Loan Facility.
On January 27, 2015 the Company entered into a secured term loan facility with Credit Agricole Corporate and Investment Bank as agent as well as HSH Nordbank AG and NIBC Bank N.V. to refinance the April 2013 $120.0 million secured term loan facility, as well as to provide financing for an additional five existing newbuildings. The January 2015 secured term loan facility has a term of up to seven years from the loan drawdown date with a maximum principal amount of up to $278.1 million. The aggregate fair market value of the collateral vessels must be no less than 135% of the aggregate outstanding borrowing under the facility. Interest on amounts drawn is payable at a rate of U.S. LIBOR plus 270 basis points per annum. The deferred finance costs associated with the extinguishment of the previous $120.0 million facility were written off in full. The facility is fully drawn and as of December 31, 2020 the amount still outstanding was $99.8 million which is repayable for each vessel tranche in quarterly installments of between $0.5 million and $0.6 million for seven years from the date of each vessel drawdown followed by a final payment of between $15.6 million and $18.3 million after each seven year term ends. During the year ended December 31, 2019, the Company entered into the March 2019 secured term loan facility which refinanced four of the vessels that were previously in the January 2015 secured term loan facility.
This loan facility is secured by first priority mortgages on each of;
Navigator Umbrio, Navigator Centauri, Navigator Ceres, Navigator Ceto
and
Navigator Copernico
as well as assignments of earnings and insurances on these secured vessels. The financial covenants each as defined within the credit facility are: a) the maintenance at all times of cash and cash equivalents in an amount equal to or greater than (i) $25.0 million and (ii) 5% of the total indebtedness; b) a ratio of EBITDA to interest expense of not less than 3:1; and c) maintain a ratio of total stockholders’ equity to total assets of not less than 30%. As of December 31, 2020, the Company was in compliance with all covenants contained in this credit facility.
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
On October 21, 2019 the Company entered into a sale and leaseback to refinance one of its vessels,
Navigator Aurora
. The sale price agreed was $77.5 million, with the buyer paying 90% of the vessel’s value, or $69.75 million and prepaid hire representing the remaining 10%. From the proceeds, $44.5 million was used to repay the vessel’s secured tranche of December 2015 secured revolving credit facility. The portion of deferred finance costs associated with the extinguishment of this tranche of the facility were written off in full.
This loan facility was secured by first priority mortgages on each of;
Navigator Eclipse, Navigator Nova, Navigator Prominence, Navigator Luga
and
Navigator Yauza
as well as assignments of earnings and insurances on these secured vessels. The financial covenants each as defined within the credit facility are: a) the maintenance at all times of cash and cash equivalents in an amount equal to or greater than (i) $25.0 million and (ii) 5 per cent of the total indebtedness; b) a ratio of EBITDA to interest expense of not less than 2:1 up to and including September 30, 2020, after which it will revert to 3:1; and c) maintain a ratio of total stockholders’ equity to total assets of not less than 30%. The Company also paid a commitment fee of 0.74% per annum based on any undrawn portion of the facility. In September 2020, the facility was repaid using the proceeds from the new September 2020 Secured Revolving Credit facility.
October 2016 Secured Term Loan and Revolving Credit Facility.
On October 28, 2016 the Company entered into a secured term loan and revolving credit facility with ABN Amro Bank N.V as agents as well as Nordea Bank AB, London Branch; DVB Bank SE and Skandinaviska Enskilda Banken AB. The facility has a term of seven years from the first utilization date (expiring in December 2023) with a maximum principal amount of up to $220.0 million. The facility has an undrawn amount of $20.0 million from the revolving portion of the facility and as of December 31, 2020, the outstanding balance drawn on the secured term loan, newbuilding loan and revolving credit facility was $94.7 million which is repayable in 11 quarterly amounts of approximately $4.1 million, followed by a final repayment of $50.0 million on November 28, 2023.
Interest on amounts drawn is payable at a rate of U.S. LIBOR plus 260 basis points per annum. The aggregate fair market value of the collateral vessels must be no less than 125% of the aggregate outstanding borrowing under the facility.
This facility is secured by first priority mortgages on each of:
Navigator Gemini
,
Navigator Leo, Navigator Libra, Navigator Pegasus
,
Navigator Phoenix
,
Navigator Taurus
and
Navigator Jorf
as well as assignments of earnings and insurances on these secured vessels. The financial covenants each as defined within the credit facility are: a) the maintenance at all times of cash and cash equivalents in an amount equal to or greater than (i) $25.0 million and (ii) 5 per cent of the total indebtedness; b) a ratio of EBITDA to interest expense of not less than 3:1; and c) maintain a ratio of total stockholders’ equity to total assets of not less than 30%. The Company also pays a commitment fee of 0.91% per annum based on any undrawn portion of the facility. As of December 31, 2020, the Company was in compliance with all covenants contained in this credit facility.
June 2017 Secured Term Loan and Revolving Credit Facility.
On June 30, 2017, the Company entered into a secured term loan and revolving credit facility with Nordea Bank AB (Publ.), Filial I Norge, BNP Paribas, DVB Bank America N.V., ING Bank N.V. London Branch and Skandinaviska Enskilda Banken AB (Publ.) for a maximum principal amount of $160.8 million (the “June 2017 Secured Term Loan and Revolving Credit Facility”
)
. The facility has $100.0 million as a secured term loan and $60.8 million available in a revolving credit facility with a term of six years from the date of the agreement (expiring in June 2023) with a maximum principal amount of up to $160.8 million. The facility is fully drawn and as of December 31, 2020, the outstanding balance drawn on the loan and credit facility was $103.1 million which is repayable in 9 quarterly amounts of approximately $4.1 million followed by a final repayment of $65.9 million on June 30, 2023.
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
and
Navigator Virgo
, as well as assignment of earnings and insurances on these secured vessels. The financial covenants each as defined within the credit facility are: a) the maintenance at all times of cash and cash equivalents in an amount equal to or greater than (i) $25.0 million and (ii) 5 per cent of the total indebtedness; b) a ratio of EBITDA to interest expense of not less than 2.5:1; and c) maintain a ratio of total stockholders’ equity to total assets of not less than 30%. The Company also pays a commitment fee of 0.91% per annum based on any undrawn portion of the facility. As of December 31, 2020, the Company was in compliance with all covenants contained in this credit facility.
March 2019 Secured Term Loan Facility
. On March 25, 2019 the Company entered into a secured term loan with Credit Agricole Corporate and Investment Bank, ING Bank N.V. London Branch and Skandinaviska Enskilda Banken AB (Publ.) for a maximum principal amount of $107.0 million (the “March 2019 Secured Term Loan”), to partially re-finance
our January 2015 secured term loan facility that was due to mature in June 2020. The full amount of $107.0 million was drawn on March 28, 2019. The repayment of the loan, secured by four of our vessels was $75.6 million, leaving net proceeds of $31.4 million for fees and general corporate purposes. The facility has a term of six years from the date of the agreement and expires in March 2025, is fully drawn down and as of December 31, 2020, the amount still outstanding was $91.0 million which is repayable in 16 equal quarterly instalments of approximately $2.3 million followed by a final payment of $54.4 million on the final quarterly repayment date on March 25, 2025. Interest on amounts drawn is payable at a rate of U.S. LIBOR plus 240 basis points per annum.

ASC
470-50—Debt
Modifications states that if
re-financing
of a loan results in the present value of future cash flows being modified by more than 10%, it is considered to have ‘substantially different terms’ from the original loan and is accounted for as a debt extinguishment and the new loan treated as the issuance of new debt. The 10% cash flow test was performed, and it was concluded that the present value of future cash flows on a lender-by-lender
basis have not been modified by more than 10%. Issuance costs for the March 2019 Secured Term Loan of $1.4 million, together with previously unamortized issuance costs of $1.0 million have been deferred and will be amortized over the facility term on the effective rate basis.
This loan facility is secured by first priority mortgages on each of;
Navigator Atlas, Navigator Europa, Navigator Oberon,
and
Navigator Triton
as well as assignments of earnings and insurances on these secured vessels. The financial covenants each as defined within the credit facility are: a) the maintenance at all times of cash and cash equivalents in an amount equal to or greater than (i) $35.0 million, or (ii) 5% of Net Debt or total debt, as applicable, whichever is greater; and the aggregate fair market value of the collateral vessels must be no less than 130% of the aggregate outstanding borrowing under the facility. As of December 31, 2020, the Company was in compliance with all covenants contained in this credit facility.
September 2020 Secured Revolving Credit Facility.
On September 17, 2020, the Company entered into a secured revolving credit facility with Nordea Bank ABP, Credit Agricole Corporate and Investment Bank, ING Bank N.V. London Branch, National Australia Bank, ABN AMRO Bank N.V. and BNP Paribas S.A. for a maximum principal amount of $210.0 million (the “September 2020 Secured Revolving Credit Facility”), to refinance our December 2015 secured revolving credit facility that was due to mature in December 2022.
The facility is due to mature in September 2024, but contains an option, subject to the consent of the Lenders, exercisable 12 to 36 months after the date of the agreement, to extend the maturity date of the facility by 12 months to September 2025.As of December 31, 2020, an initial amount of $185.0 million of the $210.0 million was drawn and outstanding, which was used to repay the December 2015 secured revolving credit facility and associated fees. Interest on the September 2020 secured revolving credit facility is payable quarterly at U.S. LIBOR plus 250 basis points. The facility has an undrawn amount of $17.6 million as of December 31, 2020. The amount of the total facility shall be reduced semi-annually on June 30 and December 31 by an amount of $7.4 million followed by a final balloon payment on September 17, 2024, of $150.9 million.
ASC
470-50—Debt
Modifications states that if
re-financing
of a revolving line of credit facility results in the borrowing capacity of the new arrangement being greater or equal to the borrowing capacity of the old arrangement, then any unamortized deferred costs, any fees paid to the lender, and any third-party costs incurred shall be associated with the new arrangement. The comparison of borrowing capacity was performed, and it was concluded that the borrowing capacity of the September 2020 Secured Revolving Credit Facility on a
lender-by-lender
basis was greater than that of the December 2015 secured revolving credit facility for all of the lenders in the syndicate for both revolving line of credit facilities.
One lender exited the revolving line of credit facility syndicate and unamortized deferred finance costs of $0.2 million associated with the re-financed
December 2015 secured revolving credit facility and apportioned to that lender were written off. One lender entered the revolving line of credit facility syndicate and is considered a new arrangement and not a modification of the December 2015 secured revolving credit facility. Therefore, both the portion of lender fees and the apportioned third-party costs associated with the new lender in the syndicate, being $0.2 million, will be deferred as debt issuance costs and amortized by the interest method over the life of the term of the new facility arrangement. In total, unamortized deferred costs of $0.8 million and issuance costs for the September 2020 Secured Revolving Credit Facility of $1.9 million have been deferred and are being amortized over the facility term using the effective rate method.
This loan facility is secured by first priority mortgages on each of
Navigator Eclipse, Navigator Luga, Navigator Nova, Navigator Prominence
, and
Navigator Yauza
as well as assignments of earnings and insurances on these secured vessels. The financial covenants each as defined within the credit facility are: a) the maintenance at all times of cash and cash equivalents in an amount equal to or greater than (i) $35.0 million, or (ii) 5% of total indebtedness (as defined by the September 2020 Secured Revolving Credit Facility agreement), as applicable; b) the maintenance of the ratio of total stockholders’ equity to total assets (both as defined by the September 2020 Secured Revolving Credit Facility agreement) of not less than 30% and the aggregate outstanding borrowing under the facility must be no more than 65% of the aggregate fair market value of the collateral vessels. Interest on amounts drawn is payable at a rate of U.S. LIBOR plus 250 basis points per annum. As of December 31, 2020, the Company was in compliance with all covenants contained in this revolving credit facility.
Navigator Aurora Facility.
In October 2019, the SPV, OCY Aurora Ltd, which owns
Navigator Aurora
, entered into secured financing agreements for $69.1 million consisting of a loan facility, the “Navigator Aurora Facility” which is denominated in USD. The Navigator Aurora Facility is a seven year unsecured loan provided by OCY Malta Limited, the parent of OCY Aurora Ltd. The Navigator Aurora Facility bears interest at 3 month U.S. LIBOR plus a margin of 185 basis points and is repayable with a balloon payment on maturity. As of December 31, 2020, there was $61.3 million in

borrowings outstanding under the Navigator Aurora Facility (December 31, 2019:

$
68.1
million). The Navigator Aurora Facility is subordinated to a further bank loan where OCY Aurora Ltd. is the guarantor and
Navigator Aurora
is pledged as security. The likelihood of the Company having to make any payments under the guarantee is remote. The shipbroker appraised value of
Navigator Aurora
exceeded the borrowings outstanding under the Navigator Aurora Facility by approximately
$
14.0

million as of December 31, 2020. The fair value of the vessel is significantly greater than the amount of the senior bank loan it is pledged against, and therefore the guarantee made by the SPV to the lenders of the subordinated loan where OCY Malta Ltd is the borrower has negligible fair value.
The following table shows the breakdown of secured term loan facilities and total deferred financing costs split between current and non-current
liabilities as of December 31, 2019 and 2020:

	December 31, 2019	December 31, 2020
	(in thousands)
Current Liability
Current portion of secured term loan facilities	$66,534	$67,936
Less: current portion of deferred financing costs	(1,831)	(2,274)

Current portion of secured term loan facilities, net of deferred financing costs	$64,703	$65,662

Non-Current Liability
Secured term loan facilities and revolving credit facilities net of current portion*	$650,408	$617,994
Less: non-current portion of deferred financing costs*	(3,680)	(4,183)

Non-current secured term loan facilities and revolving credit facilities, net of current portion and non-current deferred financing costs	$646,728	$613,811

*
Includes amounts relating to the Navigator Aurora Facility held within a lessor entity (for which legal ownership resides with a financial institution) that we are required to consolidate under U.S. GAAP into our financial statements as a variable interest entity Please read Note 9—Variable Interest Entities to our consolidated financial statements.

11. Senior Secured Bond
On November 2, 2018, the Company issued senior secured bonds in an aggregate principal amount of NOK 600 million with Nordic Trustee AS as the bond trustee (the “2018 Bonds”). The net proceeds were used to partially finance our portion of the capital cost for the construction of the Marine Export Terminal. The 2018 Bonds are governed by Norwegian law and are listed on the Nordic ABM which is operated and organized by Oslo Børs ASA. The 2018 Bonds bear interest at a rate of
3-month
NIBOR plus 6.0% per annum, calculated on a
360-day
year basis and mature on November 2, 2023. Interest is payable quarterly in arrears on February 2, May 2, August 2 and November 2. The 2018 Bonds are secured by four of the Company’s ethylene capable semi-refrigerated liquefied gas carriers.
On the same date, the Company entered into a cross-currency interest rate swap agreement with Nordea Bank Abp (“Nordea”), with a termination date of November 2, 2023, to run concurrently with the 2018 Bonds. The interest rate payable by the Company under this cross-currency interest rate swap agreement is 6.608% plus
3-month
U.S. LIBOR and the transfer of the principal amount fixed at $71.7 million upon maturity in exchange for NOK 600 million. Please read Note 19—Derivative Instruments to our consolidated financial statements. For a description of our accounting policy in relation to the cross-currency interest rate swap, please read Note 2 —Summary of Significant Accounting Policies to our consolidated financial statements.
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
Additionally, upon the occurrence of a “Change of Control Event” (as defined in the agreement governing the 2018 Bonds (the “2018 Bond Agreement”), the holders of 2018 Bonds have an option to require us to repay such holders’ outstanding principal amount of 2018 Bonds at 101% of par, plus accrued interest.
The financial covenants each as defined within the bond agreement are: (a) The issuer shall ensure that the Group (meaning “the Company and its subsidiaries”) maintains a minimum liquidity of no less than $25.0 million and (b) maintain a Group equity ratio of at least 30% (as defined in the 2018 Bond Agreement). As of December 31, 2020, the Company was in compliance with all covenants for the 2018 Bonds.
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
The following table shows the breakdown of our senior secured bond and total deferred financing costs as of December 31, 2019 and 2020:

	December 31, 2019	December 31, 2020
	(in thousands)
Senior Secured Bond
Total Bond	$68,368	$70,299
Less deferred financing costs	(865)	(719)

Total Bond, net of deferred financing costs	$67,503	$69,580

12. Senior Unsecured Bonds
On September 10, 2020 the Company issued senior unsecured bonds in an aggregate principal amount of $100.0 million with Nordic Trustee AS as the bond trustee (the “2020 Bonds”). The net proceeds of the issuance of the 2020 Bonds were used to redeem in full all of our outstanding 2017 Bonds which were due to mature in full on February 10, 2021 and become repayable on that date. The 2020 Bonds are governed by Norwegian law and listed on the Nordic ABM which is operated and organized by Oslo Børs ASA.
ASC
470-50—Debt
Modifications states that a liability is considered to have been extinguished if either a) the debtor pays the creditor and is relieved of the obligation for the liability or b) the debtor is legally released from being the primary obligator under the liability either judicially or by the creditor. The net proceeds of the issuance of the 2020 Bonds were used to redeem in full all of our outstanding 2017 Bonds, and the Company has been relieved of the obligation for the liability. The redemption of the 2017 Bonds is accounted for as a debt extinguishment and the issuance of the 2020 Bonds is treated as the issuance of new debt.
On redemption of the 2017 Bonds, the Company recognized a loss on extinguishment of $0.5 million, being the difference between the reacquisition price of the debt and the net carrying amount of the extinguished debt. Issuance costs for the 2020 Bonds of $2.0 million have been deferred and are being amortized over the term of the 2020 Bonds using the effective rate method.
The 2020 Bonds bear interest at a rate of 8.0% per annum and mature on September 10, 2025. Interest is payable semi-annually in arrears on March 10 and September 10.
The 2020 Bonds are redeemable by the Company, in whole or in part, at any time. Any 2020 Bonds redeemed; up until September 9, 2023 will be priced at the aggregate of the net present value of 103.2% of par and interest payable up to September 9, 2023; from September 10, 2023 up until September 9, 2024, are redeemable at 103.2% of par; from September 10, 2024 up until March 9, 2025, are redeemable at 101.6% of par, and from March 10 to the maturity date are redeemable at 100% of par, in each case, in cash plus accrued interest.
Additional financial covenants (each as defined within the bond agreement governing the 2020 Bonds (the “2020 Bond Agreement”)) are: (a) The issuer shall ensure that the Group (meaning “the Company and its subsidiaries”) maintains a minimum liquidity of no less than $35.0 million; and (b) maintain a Group equity ratio (as defined in the 2020 Bond Agreement) of at least 30%. As of December 31, 2020, the Company was in compliance with all covenants for the 2020 Bonds.
The 2020 Bond Agreement provides that we may declare or pay dividends to shareholders provided that the Company maintains a minimum liquidity of $60.0 million unless an event of default has occurred and is continuing. The 2020 Bond Agreement also limits us and our subsidiaries from, among other things, entering into mergers and divestitures, engaging in transactions with affiliates or incurring any additional liens which would have a material adverse effect. In addition, the 2020 Bond Agreement includes customary events of default, including those relating to a failure to pay principal or interest, a breach of covenant, false representation and warranty, a cross-default to other indebtedness, the occurrence of a material adverse effect, or our insolvency or dissolution.
The following table shows the breakdown of our senior unsecured bonds and total deferred financing costs as of December 31, 2019 and 2020:

	December 31, 2019	December 31, 2020
	(in thousands)
Senior Unsecured Bonds
Total 2017 Bonds	$100,000	$—
Total 2020 Bonds	—	100,000
Less deferred financing costs	(1,487)	(1,842)

Total Bonds, net of deferred financing costs	$98,513	$98,158

13. Earnings per Share
Basic earnings per share is calculated by dividing the net income/(loss) available to common shareholders by the average number of common shares outstanding during the periods. Diluted earnings per share is calculated by adjusting the weighted average number of common shares used for calculating basic earnings per share for the effects of all potentially dilutive shares.
The following table shows calculation of both basic and diluted number of weighted average outstanding shares for the years ended December 31, 2018, 2019 and 2020:

	December 31, 2018	December 31, 2019	December 31, 2020
Basic and diluted loss available to common stockholders (in thousands)	(5,739)	(16,706)	(443)
Basic weighted average number of shares	55,629,023	55,792,711	55,885,376
Effect of dilutive potential share options*:	—	—	—

Diluted weighted average number of shares	55,629,023	55,792,711	55,885,376

*
Due to a loss for the years ended December 31, 2018, 2019 and 2020, no incremental shares are included because the effect would be antidilutive. The number of potential dilutive shares excluded from the calculation for the year ended December 31, 2020, is 344,472 (December 31, 2018 and 2019: 349,237 and 349,870, respectively)

14. Share-Based Compensation
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
Share awards
On March 19, 2020, the Company granted 37,975 restricted shares under the Navigator Holdings Ltd. 2013 Long-Term Incentive Plan (the “2013 Plan”) to
non-employee
directors with a weighted average value of $7.90 per share. These restricted shares vest on the first anniversary of the grant date. On the same date the Company granted 17,240 restricted shares to the Executive Chairman of the Board and 23,957 restricted shares to the officers and employees of the Company with a weighted average value of $7.90 per share. These restricted shares vest on December 31,2021 and the third anniversary of the grant date, respectively.
During the year ended December 31, 2020, 27,125 shares that were granted to non-employee
directors on March 20, 2019 under the 2013 Plan vested with a weighted average grant value of $11.06 per share, which had a fair value of $114,739. In addition, 62,763 shares that were granted in 2017 to the then Chief Executive Officer and officers and employees of the Company, all of which had a weighted average grant value of $12.77, vested at a fair value of $265,487. In addition, in April and October 2020, 2,144 shares and 10,054 shares, respectively, previously granted to employees of the Company with a weighted average cost of grant of $11.54 per share were forfeited.

On March 20, 2019, the Company granted 32,550 restricted shares under 2013 Plan to non-employee
directors with a weighted average value of $11.06 per share. These restricted shares vested on the first anniversary of the grant date. On the same date the Company granted 141,888 restricted shares to the officers and employees of the Company, including the then Chief Executive Officer, with a weighted average value of $11.06 per share. All these restricted shares vest on the third anniversary of the grant date.
During the year ended December 31, 2019, there were 29,898 shares that were previously granted to non-employee
directors under the 2013 Plan with a weighted average grant value of $12.04 per share, which vested at a fair value of $336,054. In addition, 48,147 shares that were granted in 2016 to the then Chief Executive Officer and officers and employees of the Company, all of which had a weighted average grant value of $15.80, vested at a fair value of $548,218. In addition, 5,000 shares granted to a non-employee
director in 2018 who subsequently became the Chief Executive of the Company vested at a fair value of $60,300.
On August 14, 2019, 5,425 shares granted to a
non-employee
director with a value of $11.06 per share were forfeited.
On March 20, 2018, the Company granted 29,898 restricted shares under the 2013 Plan to non-employee
directors with a weighted average value of $12.04 per share. On November 28, 2018, the Company granted a further 5,000 shares to a newly appointed non-employee
director with a weighted average value of $12.30. These restricted shares vest on the first anniversary of the grant date. On March 20, 2018, the Company granted 96,644 restricted shares to the Chief Executive Officer and officers and employees of the Company with a weighted average value of $12.04 per share. All these restricted shares vest on the third anniversary of the grant date.
During the year ended December 31, 2018, 28,194 shares that were previously granted under the 2013 Plan to non-employee
directors with a weighted average grant value of $12.77 per share vested at a fair value of $325,641.
Restricted share grant activity for the year ended December 31, 2019 and 2020 was as follows:

	Number of non-vested restricted shares	Weighted average grant date fair value	Weighted average remaining contractual term
Balance as of January 1, 2019	243,188	$12.98	1.30 years
Granted	174,438	11.06
Vested	(83,045)	14.24
Forfeited	(5,425)	11.06

Balance as of December 31, 2019	329,156	$11.68	1.38 years
Granted	79,172	7.90
Forfeited	(12,198)	11.54
Vested	(89,888)	12.25

Balance as of December 31, 2020	306,242	$10.54	0.93 years

Using the straight-line method of expensing the restricted stock grants, the weighted average estimated value of the shares calculated at the date of grant is recognized as compensation cost in the statements of operations over the period to the vesting date. During the year ended December 31, 2020, the Company recognized $1,321,205 in share-based compensation costs relating to share grants (year ended December 31, 2019: $1,495,412 and year ended December 31, 2018: $1,173,580). As of December 31, 2020, there was a total of $1,002,608 unrecognized compensation costs relating to the expected future vesting of share-based awards (December 31, 2019: $1,774,202) which are expected to be recognized over a weighted average period of 0.93 years (December 31, 2019: 1.38 years).

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
The movements in the existing share options during the years ended December 31, 2019 and 2020 were as follows:

Options	Number of options outstanding	Weighted average exercise price per share	Aggregate intrinsic value
Balance as of January 1, 2019	343,936	$21.43	—
Granted during the year	6,000	18.95	—

Balance as of December 31, 2019	349,936	21.39	$—
Forfeited during the period	(10,000)	20.82	—

Balance as of December 31, 2020	339,936	21.40	$—

There were 339,936 options exercisable as of December 31, 2020. The weighted average exercise price of the share options exercisable as of December 31, 2020 was $21.40.
The weighted-average remaining contractual term of options outstanding and exercisable as of December 31, 2020 was 3.67 years.
During the year ended December 31, 2020, the Company recognized a credit of $77,364 to share-based compensation costs (Year ended December 31, 2019: a charge of $8,474 and year ended December 31, 2018: credit of $99,902) relating to options forfeited under the 2013 Plan. As of December 31, 2020, and December 31, 2019, there were no unrecognized compensation costs relating to options under the 2013 Plan. As of December 31, 2020, there were 339,936 share options which had vested but had not been exercised.
On January 5, 2019, 6,000 share options were granted to an employee of the Company at an exercise price of $18.95 under the 2013 Plan. These options can be exercised up to the sixth anniversary of the grant date.
15. Commitments and Contingencies
The contractual obligations schedule set forth below summarizes our contractual obligations as of December 31, 2020:

	2021	2022	2023	2024	2025	Thereafter	Total
	(in thousands)
Marine Export Terminal capital contributions 1	4,000	—	—	—	—	—	4,000
Secured term loan facilities and revolving credit facilities	67,936	124,479	202,353	175,413	54,388	—	624,569
2020 Bonds	—	—	—	—	100,000	—	100,000
2018 Bonds	—	—	71,697	—	—	—	71,697
Office operating leases 2	1,572	252	—	—	—	—	1,824
Navigator Aurora Facility 3	—	—	—	—	—	61,361	61,361

Total contractual obligations	$73,508	$124,731	$274,050	$175,413	$154,388	$61,361	$863,451

1
On January 21, 2021, the Company made a capital contribution of $4.0 million to the Export Terminal Joint Venture, by drawing down on the Terminal Facility, being the expected final contribution for our full share of the capital cost for the construction of the Marine Export Terminal.

2
The Company occupies office space in London with a lease that commenced in January 2017 for a period of 10 years with a mutual break option in January 2022, which is the fifth anniversary from the lease commencement date. This break option is recognized in the table above but has not been included as part of the right-of-use
asset and lease liability associated with the lease. Please read Note 16—Operating Lease Liabilities to our consolidated financial statements. The gross rent per year is approximately $1.1 million.

The Company entered into a lease for office space in New York that now expires on May 31, 2022. The annual gross rent under this lease is approximately $0.4 million, subject to certain adjustments.

The lease term for our representative office in Gdynia, Poland is for a period of five years commencing from January 2017. The gross rent per year is approximately $60,000.

The weighted average remaining contractual lease term for the above three office leases on December 31, 2020 was 1.2 years (December 31, 2019: 2.2 years).

3
The Navigator Aurora Facility is a loan facility held within a lessor entity (for which legal ownership resides with financial institutions) that we are required to consolidate under U.S. GAAP into our financial statements as a variable interest entity. Please read Note 9—Variable Interest Entities to our consolidated financia
l
 statements.

16. Operating Lease Liabilities
On January 1, 2019, the Company adopted ASU
2016-02,
Leases, (‘Topic 842’), as further amended, which supersedes Topic 840, Leases and requires lessees to recognize most leases on-balance
sheet and disclose key information about leasing arrangements.
The Company has elected all of the standard’s practical expedients in ASC
842-10-65-1(f)
as a package on adoption. We have not elected the
use-of-hindsight
or the practical expedient pertaining to land easements; the latter not being applicable to us.
On January 1, 2019, the Company adopted ASU
2018-11,
Leases—Targeted Improvements, which created a new, optional, transition method, the “Comparatives Under ASC 840” option, for implementing ASU
2016-02,
which can only be adopted by entities either at (1) the beginning of the company’s first reporting period after issuance or (2) the entity’s mandatory ASU
2016-02
effective date. This choice of method affects only the timing of when an entity applies the transition provisions. The Company applied this optional transition method on January 1, 2019. Under this transition method, a cumulative-effect adjustment to the consolidated statements of stockholder’s equity of $0.1 million was recorded, which represents the amounts of expense that would not have been recognized in retained earnings for the year ended December 31, 2018. The presentation of the consolidated financial statements for comparative periods has remained unchanged.
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

We used the effective date as our date of initial application. Consequently, for dates and periods prior to January 1, 2019, financial information was not updated, and the disclosures required under the new standard were not provided. The Company applied Topic 842 by recognizing the cumulative effect of initially applying Topic 842 as an adjustment to the opening balance of equity as of January 1, 2019. Therefore, the comparative information has not been adjusted and continues to be reported under Topic 840 or Topic 606 as applicable. Under Topic 840, our three office leases were classified as operating leases, with rental costs for the year ended December 31, 2018 of $1.3 million recognized within General and Administrative costs in the consolidated income statements.
Lessee accounting
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
Under ASU
2016-02
we have recognized new ROU assets and liabilities on our balance sheet for our operating leases, relating to long-term commitments for our offices in London, New York and Gdynia. At the adoption date of January 1, 2019, we had no short-term lease commitments. Lease liabilities and ROU assets for operating leases are initially measured at the present value of the lease payments not yet paid, discounted using the discount rate for the lease determined at the later of the date of initial application or the lease commencement date. As a lessee, the Company has elected not to separate lease and non-lease
components pertaining to operating lease payments. The discount rate used is the Company’s incremental borrowing rate, defined as the rate of interest that the Company as lessee would have to pay to borrow on a collateralized basis over a similar term an amount equal to the lease payments in a similar economic environment. Consequently, operating lease liabilities of $6.5 million, based on the present value of the remaining minimum rental payments; and ROU assets of $5.7 million have been recognized on the Company’s consolidated balance sheets as of December 31, 2020 (December 31, 2019: operating lease liabilities of $7.5 million and ROU assets of $6.8 million) with accretion of the liabilities and amortization of the ROU assets over the remaining length of the lease terms.
The lease for our office in Poland is subject to annual indexation each January according to the Eurozone All Items Monetary Union Index of Consumer Prices (“MUICP”) index as quoted for the previous year. ASU
2016-02
requires lessees to include such variable lease payments in the value of the remaining lease payments and, therefore, in the measurement of a lessee’s lease liabilities at the adoption date of January 1, 2019. The lease payments relating to the Poland office lease are not remeasured at the beginning of each year, the effect of future increases in MUICP are recognized as part of lease-related costs in each year and classified as variable lease costs. For the years ended December 31, 2020, 2019, total operating lease costs were $1.4 million, which include immaterial variable lease costs and are presented in General and Administrative costs within the consolidated statements of operations and in cash flows from operating activities within the consolidated statements of cash flows.
The Company’s consolidated balance sheets include a ROU asset and a corresponding liability for operating lease contracts where the Company is a lessee. The discount rate used to measure the lease liability presented on the Company’s consolidated balance sheets is the incremental cost of borrowing since the rate implicit in the lease cannot be determined.
The liabilities described below are for the Company’s offices in London, Gdynia and New York which are denominated in various currencies. At December 31, 2019 and 2020, the weighted average discount rate across the three leases was 5.56%

At December 31, 2020, based on the remaining lease liabilities, the weighted average remaining operating lease term was 5.6 years (December 31, 2019: 6.5 years). The difference from the weighted average remaining contractual lease term arises from the mutual break option on the London office lease. Please read Note 15—Commitments and Contingencies to our consolidated financial statements.
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
A maturity analysis of the undiscounted cash flows of the Company’s operating lease liabilities as at December 31, 2019 and 2020 is presented in the following table:

	December 31, 2019	December 31, 2020
	(in thousands)
One year	$1,534	$1,572
Two years	1,534	1,300
Three years	1,267	1,144
Four years	1,111	1,144
Five years	1,111	1,144
Six years and thereafter	2,297	1,222

Total undiscounted operating lease commitments	$8,854	$7,526
Less: Discount adjustment	(1,347)	(1,018)

Total operating lease liabilities	$7,507	$6,508
Less: current portion	(1,178)	(1,276)

Operating lease liabilities, non-current portion	$6,329	$5,232

Lessor accounting
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
On January 1, 2019, the Company adopted ASU
2019-01,
Leases (Topic 842); Codification Improvements, which, amongst other things, aligns the guidance in Topic 842 for determining fair value and its application to lease classification and measurement for lessors that are not manufacturers or dealers with that of existing guidance; and clarifies
t
hat lessees and lessors are exempt from a certain interim disclosure requirement associated with adopting the new leases standard within the fiscal year of adoption. This standard is effective on adoption of ASU
2016-02,
the new leasing standard. The Company adopted ASU
2016-02
and ASU
2019-01
on January 1, 2019. Accordingly, interim disclosures about the effect on income of adoption of ASC 842 are excluded from the required disclosures in these financial statements, in a manner similar to the annual disclosures in ASC
250-10-50-1(b)(2).
17. Concentration of Credit Risks
The Company’s vessels ar
e
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
During 2020, two charterers contributed 10% or
more
of the operating revenues, comprising approximately 12.8% or $41.0 million and 12.3% or $39.6 million, respectively. (2019: four charterers contributed 10% or more of the operating revenues, comprising approximately 16.8% or $51.0 million, 13.9% or $41.9 million, 13.2% or $30.8 million, and 10.2% or $7.2 million, respectively).
Other than 9.3% of operating revenues arising from vessels trading exclusively in Indonesia for the year ended December 31, 2020 (year ended December 31 2019: 10.2%), our vessels operate on a worldwide basis and are not restricted to specific locations.
The Company considers the equity accounted joint ventures do not meet the criteria in ASC 280 to be separate reportable segments.
As of December 31, 2019, and 2020, all of the Company’s cash, cash equivalents, restricted cash, and short-term investments were held by large financial institutions, highly rated by a recognized rating agency.

18. Income Taxes
Navigator Holdings Ltd and its vessel owning subsidiaries are incorporated in the Marshall Islands and under the laws of the Marshall Islands are not subject to tax on income or capital gains and no Marshall Islands withholding tax will be imposed on dividends paid by the Company to its stockholders.
However, the Company’s UK, Polish and Singaporean subsidiaries and Maltese VIE (please read Note 9—Variable Interest Entities to our consolidated financial statements) are subject to local taxes.

	2018 (in thousands)	2019 (in thousands)	2020 (in thousands)
(Loss)/income before income taxes and share of result of equity accounted joint ventures	$(5,368)	$(15,129)	$1,279
Tax expense at statutory rate	—	—	—

Total statutory tax charge	—	—	—
Tax charge in UK subsidiaries	254	199	416
Tax charge in Polish subsidiary	(147)	(65)	31
Tax charge in Singapore subsidiary	226	213	77
Tax charge in Maltese VIE ( note 9 )	—	5	93

Total tax charge	$333	$352	$617

The total of all deferred tax assets included in our balance sheet as of
 December 31, 2020, was $421,000 and the total of all deferred tax liabilities is $32,000 (December 31, 2019: $458,000 and $26,000 respectively). We have income tax carry forwards relating to our operations in Poland of approximately $1.3 million. We have recorded a deferred tax asset on the balance sheet of $0.3 million reflecting the benefit of $1.3 million in loss carry forwards.

The deferred tax asset, after valuation allowance of $15.9 million includes $15.4 million related to carry forwards associated with our Export Terminal Joint Venture which can be utilized against 80% of our future profits from the terminal operations. The two years of tax returns remain eligible for examination.
The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of December 31, 2019 and 2020 are in the following table.

	2019 (in thousands)	2020 (in thousands)
Deferred tax asset
Net operating losses carry forwards	$19,638	$19,601
Total deferred tax assets	19,638	19,601
Less valuation allowance	(1,731)	(3,735)

Deferred tax asset, net of valuation allowance	17,907	15,866

Deferred tax liabilities
Investment in joint venture	17,449	15,445
Other temporary differences	26	32

Total deferred tax liabilities	$17,475	$15,477

Net deferred tax asset	432	389

The net deferred tax asset relates to deferred tax assets and liabilities in different jurisdictions.
19. Derivative Instruments
The Company uses derivative instruments in accordance with its overall risk management policy to mitigate the risk of the effects of unfavorable fluctuations in interest rates and foreign exchange movements.
The Company held no derivatives designated as hedges as of December 31, 2019 and 2020.

Interest Rate risk
On July 2, 2020, we entered into
floating-to-fixed
interest rate swap agreements with ING and SocGen. Under these agreements, the notional amounts of the swaps are 80% of the amounts drawn under the Terminal Facility. The interest rate receivable by the Company under these interest rate swap agreements is
3-month
LIBOR, calculated on a
360-day
year basis, which resets every three months in line with the dates of interest payments on the Terminal Facility. The interest rate payable by the Company under these interest rate swap agreements is 0.369% and 0.3615% per annum to ING and SocGen respectively, calculated on a
360-day
year basis.
The interest rate swaps are remeasured to fair value at each reporting date. There is no requirement for cash collateral to be placed with the swap providers under these swap agreements and there is no effect on restricted cash as at December 31, 2020. Please read Note 3—Derivative Instruments accounted for at Fair Value to our consolidated financial statements.
Foreign Currency Exchange Rate risk
Under U.S. GAAP, all foreign currency-denominated monetary assets and liabilities are revalued and are reported in the Company’s functional currency based on the prevailing exchange rate at the end of the period. These foreign currency transactions fluctuate based on the strength of the U.S. Dollar relative to the NOK and are included in our results of operations. The primary source of our foreign exchange gains and losses are the movements on our
NOK-denominated
2018 Bonds, which we have mitigated through the cross-currency interest rate swap. The remeasurement of all foreign currency-denominated monetary assets and liabilities at each reporting date results in unrealized foreign currency exchange differences but do not impact our cash flows.
The Company has entered into a cross-currency interest rate swap agreement concurrently with the issuance of its
NOK-denominated
Senior secured bonds (see Note 11—Senior Secured Bond to our consolidated financial statements) and pursuant to this swap, the Company receives the principal amount of NOK 600 million in exchange for a payment of a fixed amount of $71.7 million on the maturity date of the swap. If the Norwegian Kroner weakens relative to the U.S. Dollar beyond a certain threshold, we are required to place cash collateral with our swap providers for the liability on the cross-currency interest rate swap at the reporting date. As at December 31, 2020 we had no cash collateral placed with our cross-currency interest rate swap provider (December 31, 2019: $1.3 million). In the event that the weakening of the Norwegian Kroner relative to the U.S. Dollar is significant, the cash collateral requirements could adversely affect our liquidity and financial position.
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
NOK-denominated
2018 Bonds due in 2023.
The cross-currency interest rate swap is remeasured to fair value at each reporting date. Please read Note 3—Derivative Instruments accounted for at Fair Value to our consolidated financial statements.
Credit risk
The Company is exposed to credit loss in the event of
non-performance
by the counterparty to the cross-currency interest rate swap agreement. In order to minimize counterparty risk, the Company only enters into derivative transactions with counterparties that are reputable financial institutions, highly rated by a recognized rating agency. As of December 31, 2020, there was immaterial credit risk as the cross-currency interest rate swap and the interest rate swaps were in a liability position from the perspective of the Company.

20. Cash, Cash Equivalents and Restricted Cash
The following table shows the breakdown of cash, cash equivalents and restricted cash as of December 31, 2019 and 2020:

	December 31, 2019	December 31, 2020
	(in thousands)
Cash, Cash Equivalents and Restricted Cash
Cash and cash equivalents	$64,024	$59,056
Cash and cash equivalents held by the lessor VIE ( note 9 )	796	215
Restricted cash	1,310	—

Total cash, cash equivalents and restricted cash	$66,130	$59,271

Amounts included in restricted cash represent those required to be set aside as collateral by a contractual agreement with a banking institution for the forecast future liability on the cross-currency interest rate swap agreement at the reporting date. Please read Note 19 —Derivative Instruments to our consolidated financial statements. As of December 31, 2020, there was no collateral amount held with the swap provider (December 31, 2019: $1.3 million). The amounts held as collateral within restricted cash are assessed against daily currency movements and are presented as current assets on the Company’s consolidated balance sheets.
Included within total cash, cash equivalents and restricted cash as of December 31, 2020 is an amount of $0.2 million relating to the cash belonging to the lessor VIE that we are required to consolidate under U.S. GAAP (December 31, 2019: $0.8 million). Please read Note 9—Variable Interest Entities to our consolidated financial statements.
21. Related Party Transactions
The following table summarizes our transactions with related parties for the years ended December 31, 2019 and 2020:

	Year ended December 31, 2019	Year ended December 31, 2020
	(in thousands)
Net income / (expenses)
Luna Pool Agency Limited	$—	$—
Ocean Yield Malta Limited	(672)	(1,827)

Total	$(672)	$(1,827)

There were no transactions with related parties for the year ended December 31, 2018.
The following table sets out the balances with related parties as at December 31, 2019 and 2020:

	December 31, 2019	December 31, 2020
	(in thousands)
Receivables / (payables)
Luna Pool Agency Limited	$—	$11,853
Ocean Yield Malta Limited	(68,506)	(61,448)

In March 2020, the Company collaborated with Pacific Gas Pte. Ltd. and Greater Bay Gas Co. Ltd. to form and manage the Luna Pool. As part of the formation of the Luna Pool, a new entity, Luna Pool Agency Limited,

(“Pool Agency”) was established in May 2020. The investment in the Pool Agency created a 50/50 joint venture with Greater Bay Gas Co. Ltd. The Company’s investment in the Pool Agency is accounted for as an equity investment. Please read Note 7— Investment in Equity Accounted Joint Ventures to our consolidated financial statements.
Pool revenues and expenses within the Luna Pool are accounted for in accordance with ASC 808 – Collaborative Arrangements, when two (or more) parties are active participants in the arrangement and exposed to significant risk and rewards dependent on the commercial success of the activity. Please read Note 2(a)— Basis of Presentation to our consolidated financial statements.
Transactions with the Luna Pool collaborative arrangement
We have presented our share of net income earned under the Luna Pool collaborative arrangement across a number of lines in our consolidated statements of operations. For revenues and expenses incurred specifically to the Company’s vessels and for which we are deemed to be the principal, these are presented gross on the face of our consolidated statements of operations within operating revenues, voyage expenses and brokerage commissions. Our share of pool net revenues generated by the other Pool Participant’s vessels in the Luna Pool collaborative arrangement is presented on the face of our consolidated statements of operations within operating revenues – Luna Pool collaborative arrangements. The other Pool Participant’s share of pool net revenues generated by our vessels in the pool is presented on the face of our consolidated statements of operations within voyage expenses – Luna Pool collaborative arrangements. The portion of the Commercial Manager’s fee which is due from the other Pool Participant is presented on the face of our consolidated statements of operations as other income.
The Luna Pool became operational during the quarter ended June 30, 2020. The impact on our consolidated statements of operations for the year ended December 31, 2020 was a recognition of operating revenues from Luna Pool collaborative arrangements of $12.8 million, voyage expenses from Luna Pool collaborative arrangements of $12.4 million and net income recognized from our participation in the Luna Pool of $34.5 million.
The following table summarizes our net income generated from our participation in the Luna Pool for the year ended December 31, 2020:

Year ended December 31, 2020
(in thousands)
Income / (expenses)
Time and Voyage Charter Revenues	$49,613
Time and Voyage charter revenues from Luna Pool collaborative arrangements	12,830
Brokerage Commissions	(804)
Voyage Expenses	(14,966)
Voyage Expenses – Luna Pool collaborative arrangements	(12,418)

Total net operating income from the Luna Pool	34,255
Other Income	199

Total net income from the Luna Pool	$34,454

Transactions with the Luna Pool Agency Limited
The Company’s related party balances with the Pool Agency consisted of the following at December 31, 2020:

December 31, 2020
(in thousands)
Receivables / (payables)
Other assets	$11,853

Total assets	$11,853

The net balance as of December 31, 2020 is presented as amounts due from related parties on our consolidated balance sheets and arises from amounts owed by the Pool Agency to the Company relating to working capital, pool distributions and voyage expenses for the Company’s vessels within the Luna Pool, offset by amounts received by the Company relating to hire and freight of the Company’s vessels within the Luna Pool. There were no related party balances with the Pool Agency as at December 31, 2019 as the Luna Pool was only established during 2020.
Transactions with Ocean Yield Malta Limited
In October 2019, we sold
Navigator Aurora
to OCY Aurora Ltd. the (“lessor VIE”), and subsequently leased back the vessel under a bareboat charter. Please read Note 9—Variable Interest Entities to our consolidated financial statements. The lessor VIE is a wholly owned, newly formed special purpose vehicle (“SPV”) of Ocean Yield ASA, an entity listed on the Oslo stock exchange. While we do not hold any equity investments in this SPV, under U.S. GAAP we are deemed to be the primary beneficiary and we are required to consolidate this lessor VIE into our results. Accordingly, although consolidated into our results, we have no control over the funding arrangements negotiated by this lessor VIE entity.
In October 2019, the lessor VIE which owns
Navigator Aurora
entered into secured financing agreements for $69.1 million consisting of a loan facility, the “Navigator Aurora Facility” which is denominated in USD. The Navigator Aurora Facility is a seven year unsecured loan provided by OCY Malta Limited, the parent of the lessor VIE and a wholly-owned subsidiary of Ocean Yield ASA. The Navigator Aurora Facility is subordinated to a further bank loan where the lessor VIE is the guarantor and
Navigator Aurora
is pledged as security. Please read Note 10—Secured Term Loan Facilities and Revolving Credit facilities to our consolidated financial statements. The Navigator Aurora Facility bears interest at 3 month U.S. LIBOR plus a margin of 185 basis points and is repayable with a balloon payment on maturity. As of December 31, 2020, there was $61.4 million (December 31, 2019: $68.2 million) in borrowings outstanding under this facility which is presented in non-current
liabilities on the Company’s consolidated balance sheets.
The lessor VIE, is consolidated into our results and consequently, under U.S. GAAP, transactions with OCY Malta Limited are deemed to be related party transactions. Payments of $6.84 million were made against the Navigator Aurora Facility for the year ended December 31, 2020 (December 31, 2019: $0.85 million) as non-contractual
prepayments of the loan. This has been reflected as cash flows from financing in our consolidated statements of cash flows.
The Company’s related party transactions with Ocean Yield Malta Limited consisted of the following for the years ended December 31, 2019 and 2020:

	Year ended December 31, 2019	Year ended December 31, 2020
	(in thousands)
Income / (expenses)
General and administrative expenses	$(221)	$(14)
Interest expense	(451)	(1,813)

Total	$(672)	$(1,827)

The Company’s related party balances with Ocean Yield Malta Ltd. consisted of the following as at December 31, 2019 and 2020:

	December 31, 2019	December 30, 2020
	(in thousands)
Receivables / (payables)
Accrued interest and trade payables	$(451)	$(229)
Navigator Aurora Facility, net of deferred financing costs	(68,052)	(61,216)
Other non-current payables	(3)	(3)

Total liabilities	$(68,506)	$(61,448)

22. Subsequent Events
The remaining $18.0 million on the Terminal Facility was drawn down in full in January 2021, of which $4.0 million was a final capital contribution to the Export Terminal Joint Venture and the remaining $14.0 million for general corporate purposes.
On April 12, 2021, the Company announced the signing of a
non-binding
Letter of Intent with Naviera Ultranav Limitada (“Ultranav”) to merge Ultragas ApS’ (“Ultragas”) fleet and business activities with Navigator. The combined fleet would total 56 vessels.
In connection with the proposed acquisition of Ultragas’ fleet, it is expected that Navigator would issue approximately 21.2 million new shares of its common stock to Ultranav, and assume Ultragas’ net debt of approximately $197 million, as well as its net working capital. After giving effect to the proposed issuance of its new shares of common stock to Ultranav, Navigator is expected to have a total of approximately 77.1 million shares of common stock outstanding, of which Ultranav would own approximately 27.5% and BW Group would own approximately 28.4%. The transaction is subject to the execution of a definitive share purchase agreement, approval by the boards of directors of both Navigator and Ultragas, regulatory approvals and other customary closing conditions. The parties anticipate closing the transaction by the end of the second quarter of 2021. There can be no assurance that a definitive share purchase agreement relating to the transaction will be executed or that the transaction will be completed on the terms anticipated or at all.