Form 20-F
period 2021-12-31
Navigator Holdings Ltd.
filed 2022-04-28
CIK 1581804

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021
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
77,180,429 Shares of Common Stock
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
of the Exchange Act).    Yes  ☐    No  ☒

NAVIGATOR HOLDINGS LTD.

i

Presentation of Information in this Annual Report
This annual report on Form
20-F
for the year ended December 31, 2021, or this “annual report,” should be read in conjunction with our consolidated financial statements and notes thereto included in this annual report. Unless the context otherwise requires all references in this annual report to “Navigator Holdings,” “our,” “we,” “us” and the “Company” refer to Navigator Holdings Ltd., a Marshall Islands corporation. All references in this annual report to our wholly-owned subsidiary “Navigator Gas L.L.C.” refer to Navigator Gas L.L.C., a Marshall Islands limited liability company. As used in this annual report, unless the context indicates or otherwise requires, references to “our fleet” or “our vessels” include the 55 vessels we owned and operated as of December 31, 2021.
Cautionary Statement Regarding Forward Looking Statements
This annual report contains certain forward-looking statements concerning plans and objectives of management for future operations or economic performance, or assumptions related thereto, including our financial forecast. In addition, we and our representatives may from time to time make other oral or written statements that are also forward-looking statements. Such statements include, in particular, statements about our plans, strategies, business prospects, changes and trends in our business and the markets in which we operate as described in this annual report. In some cases, you can identify the forward-looking statements by the use of words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” “scheduled,” or the negative of these terms or other comparable terminology. Forward-looking statements appear in a number of places in this annual report. These risks and uncertainties include, but are not limited to:

•	global epidemics or other health crises such as the outbreak of COVID-19, including its impact on our business;

•	future operating or financial results;

•	pending acquisitions, business strategy and expected capital spending;

•	operating expenses, availability of crew, number of off-hire days, drydocking requirements and insurance costs;

•	fluctuations in currencies and interest rates;

•	general market conditions and shipping market trends, including charter rates and factors affecting supply and demand;

ii

•	our ability to continue to comply with all our debt covenants;

•
our financial condition and liquidity, including our ability to refinance our indebtedness as it matures or obtain additional financing in the future to fund capital expenditures, acquisitions and other corporate activities;

•	estimated future capital expenditures needed to preserve our capital base;

•	our expectations about the availability of vessels to purchase, or the useful lives of our vessels;

•	our continued ability to enter into long-term, fixed-rate time charters with our customers;

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

•	the impact of the Russian invasion of Ukraine;

•	changes in governmental rules and regulations or actions taken by regulatory authorities;

•	potential liability from future litigation;

•	our expectations relating to the payment of dividends;

•	our ability to successfully remediate the material weakness in our internal control over financial reporting and our disclosure controls and procedures;

•	our expectation regarding providing in-house technical management for certain vessels in our fleet and our success in providing such in-house technical management;

•
our expectations regarding the financial success of the ethylene export marine terminal at Morgan’s Point, Texas (the “Marine Export Terminal”) and our related 50/50 joint venture (the “Export Terminal Joint Venture”) or the Luna Pool (as defined below);

•
our expectations regarding the integration, profitability and success of the vessels and businesses acquired as part of the Ultragas Transaction (as defined below) and the operational and financial benefits from the combined businesses and fleet; and

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
The following table presents selected historical financial data for the years ended December 31, 2017, 2018, 2019, 2020 and 2021 which has been derived in part from our audited consolidated financial statements included elsewhere in this annual report and should be read together with and qualified in its entirety by reference to such audited consolidated financial statements.
The following table should be read together with “Item 5—Operating and Financial Review and Prospects.”

	Navigator Holdings
	Year Ended December 31,
	2017	2018	2019	2020	2021
	(in thousands, except per share data, fleet data and average daily results)
Income Statement Data:
Operating revenues	$298,595	$310,046	$301,385	$319,665	$352,922
Operating revenues—Unigas Pool	—	—	—	—	27,004
Operating revenues—Luna Pool collaborative arrangements	—	—	—	12,830	26,555

Total operating revenues	$298,595	$310,046	$301,385	$332,495	$406,481
Operating expenses:
Brokerage commissions	5,368	5,142	4,938	5,095	4,802
Voyage expenses	55,542	61,634	55,310	63,372	71,953
Voyage expenses—Luna Pool collaborative arrangements	—	—	—	12,418	20,913
Vessel operating expenses	100,968	106,719	111,475	109,503	131,183
Depreciation and amortization	73,588	76,140	76,173	76,681	88,486
Impairment losses on vessels	—	—	—	—	63,581
General and administrative costs	15,947	18,931	20,878	23,871	28,881
Other Income	—	—	—	(199)	(367)

Total operating expenses	251,413	268,566	268,774	290,741	409,432

Operating income/(loss)	$47,182	$41,480	$32,611	$41,754	$(2,951)

Foreign currency exchange gain/(loss) on senior secured bonds	—	2,360	969	(1,931)	2,146
Unrealized (loss)/gain on non-designated derivative instruments	—	(5,154)	(615)	2,762	791
Loss on repayment of 7.75% senior unsecured bonds	—	—	—	(479)	—
Write off of deferred financing costs	—	—	(403)	(155)	—
Net interest expense	(41,475)	(44,054)	(47,691)	(40,672)	(38,380)

Income/(loss) before income taxes	$5,707	$(5,368)	$(15,129)	$1,279	$(38,394)
Income taxes	(397)	(333)	(352)	(617)	(1,969)
Share of result of equity method investments	—	(38)	(1,126)	651	11,147

Net income/(loss)	$5,310	$(5,739)	$(16,607)	$1,313	$(29,216)
Net income attributable to non-controlling interest	—	—	(99)	(1,756)	(1,748)

Net income/(loss) attributable to stockholders of Navigator Holdings Ltd.	$5,310	$(5,739)	$(16,706)	$(443)	$(30,964)

	Navigator Holdings
	Year Ended December 31,
	2017	2018	2019	2020	2021
	(in thousands, except per share data, fleet data and average daily results)
Earnings /(loss) per share attributable to stockholders of Navigator Holdings Ltd.:
Basic	$0.10	$(0.10)	$(0.30)	$(0.01)	$(0.48)
Diluted	$0.10	$(0.10)	$(0.30)	$(0.01)	$(0.48)
Weighted average number of shares outstanding:
Basic	55,508,974	55,629,023	55,792,711	55,885,376	64,669,567
Diluted	55,881,454	55,629,023	55,792,711	55,885,376	64,669,567

	Navigator Holdings
	As of December 31,
	2017	2018	2019	2020	2021
	(in thousands, except per share data, fleet data and average daily results)
Balance Sheet Data (at end of period):
Cash, cash equivalents and restricted cash	$62,109	$71,515	$66,130	$59,271	$124,223
Total assets	1,853,887	1,832,751	1,874,253	1,839,408	2,157,425
Total liabilities	890,674	877,641	934,351	897,013	1,039,971
Total Navigator Holdings Ltd. stockholders’ equity	963,213	955,110	939,803	940,540	1,113,851
Cash Flows Data:
Net cash provided by operating activities	$75,921	$77,517	$49,700	$44,673	$97,989
Net cash (used in)/provided by investing activities	(183,025)	(42,327)	(90,409)	(16,151)	33,057
Net cash provided by/(used in) financing activities	111,941	(25,784)	35,324	(35,381)	(66,094)
Fleet Data:
Weighted average number of vessels (2)	36.2	38.0	38.0	38.0	40.9
Ownership days (3)	13,228	13,870	13,870	13,908	14,941
Available days (4)	13,195	13,767	13,608	13,684	14,525
Operating days (5)	11,564	12,247	11,813	11,880	12,688
Fleet utilization (6)	87.6%	89.0%	86.8%	86.8%	87.4%
Average Daily Results:
Time charter equivalent rate (7)	$21,018	$20,284	$20,831	$21,573	$22,145
Daily vessel operating expenses (8)	$7,635	$7,694	$8,037	$7,873	$7,954
Other Data:
EBITDA (1)	$120,770	$114,788	$107,609	$119,283	$99,619
Adjusted EBITDA (1)	$120,770	$117,582	$107,658	$119,086	$160,263

(1)
EBITDA and Adjusted EBITDA are not measurements prepared in accordance with U.S. GAAP
(non-GAAP
financial measures). EBITDA represents net income attributable to stockholders of the Company before net interest expense, income taxes and depreciation and amortization. We define Adjusted EBITDA as EBITDA before foreign currency exchange gain or loss on senior secured bonds, unrealized gain or loss on non-designated
derivative instruments, loss on repayment of senior unsecured bonds, written off deferred financing costs and vessel impairment losses. Management believes that EBITDA and Adjusted EBITDA are useful to investors in evaluating the operating performance of the Company. EBITDA and Adjusted EBITDA do not represent and should not be considered as alternatives to consolidated net income, cash generated from operations or any measure prepared in accordance with U.S. GAAP, and our calculation of EBITDA and Adjusted EBITDA may not be comparable to that reported by other companies.
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
The following table sets forth a reconciliation of EBITDA and Adjusted EBITDA to net income / (loss), our most directly comparable U.S. GAAP financial measure, for the periods presented:

	Navigator Holdings
	Year Ended December 31,
	2017	2018	2019	2020	2021
	(in thousands)
Net income/(loss)	$5,310	$(5,739)	$(16,607)	$1,313	$(29,216)
Net interest expense	41,475	44,054	47,691	40,672	38,380
Income taxes	397	333	352	617	1,969
Depreciation and amortization	73,588	76,140	76,173	76,681	88,486

EBITDA	$120,770	$114,788	$107,609	$119,283	$99,619
Foreign currency exchange (gain)/loss on senior secured bonds	—	(2,360)	(969)	1,931	(2,146)
Unrealized loss/(gain) on non-designated derivative instruments	—	5,154	615	(2,762)	(791)
Loss on repayment of 7.75% senior secured bonds	—	—	—	479	—
Write off of deferred financing costs	—	—	403	155	—
Impairment losses on vessels	—	—	—	—	63,581

Adjusted EBITDA	$120,770	$117,582	$107,658	$119,086	$160,263

(2)	We calculate the weighted average number of vessels during a period by dividing the number of total ownership days during that period by the number of calendar days during that period.
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

(7)
Time charter equivalent (“TCE”) rate is a measure of the average daily revenue performance of a vessel. TCE is not calculated in accordance with U.S. GAAP. For all charters, we calculate TCE by dividing total operating revenues (excluding collaborative arrangements and revenues from the Unigas Pool), less any voyage expenses (excluding collaborative arrangements), by the number of operating days for the relevant period. TCE rates exclude the effects of the collaborative arrangements, as operating days and fleet utilization, on which TCE rates are based, are calculated for our owned vessels, and not the average of all Pool vessels. Under a time charter, the charterer pays substantially all of the vessel voyage related expenses, whereas for voyage charters, also known as spot market charters, we pay all voyage expenses. TCE rate is a shipping industry performance measure used primarily to compare period-to-period
changes in a company’s performance despite changes in the mix of charter types (i.e., spot charters, time charters and contracts of affreightment (“COAs”)) under which the vessels may be employed between the periods. We include average daily TCE rate, as we believe it provides additional meaningful information in conjunction with net operating revenues, because it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. Our calculation of TCE rate may not be comparable to that reported by other companies.

The following table represents a reconciliation of TCE rate to operating revenues, the most directly comparable financial measure calculated in accordance with U.S. GAAP for the periods presented:

	Year Ended December 31,
	2017	2018	2019	2020	2021
	(in thousands, except operating days and average daily time charter equivalent rate)
Fleet Data:
Operating revenues (excluding collaborative arrangements)	$298,595	$310,046	$301,385	$319,665	$352,922
Voyage expenses (excluding collaborative arrangements)	55,542	61,634	55,310	63,372	71,953

Operating revenues less Voyage expenses	243,053	248,412	246,075	256,293	280,969
Operating days	11,564	12,247	11,813	11,880	12,688
Average daily time charter equivalent rate	$21,018	$20,284	$20,831	$21,573	$22,145

(8)	Daily vessel operating expenses are calculated by dividing vessel operating expenses by ownership days for the relevant time period.

B.	Capitalization and Indebtedness
Not applicable.

C.	Reasons for the Offer and Use of Proceeds
Not applicable.

D.	Risk Factors
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

Risk Factor Summary
The risk factors summarized and detailed below could materially and adversely affect our business, our financial condition, our operating results and the trading price of our common stock. These material risks include, but are not limited to, those relating to:

•	Charter rates for liquefied gas carriers are cyclical in nature.

•
Future growth in the demand for our services will depend on changes in supply and demand, economic growth in the world economy and demand for petrochemical and liquefied petroleum gas transportation relative to changes in worldwide fleet capacity. Adverse economic, political, or social developments or other global financial turmoil, could have a material adverse effect on world economic growth and thus on our business and operating results.

•	We are partially dependent on voyage charters in the spot market, and any decrease in spot charter rates in the future may adversely affect our earnings.

•
We operate several of our vessels through the Luna Pool and the Unigas Pool. Failure by the Luna Pool or the Unigas Pool to find profitable employment for these vessels could adversely affect our operations.

•	We may be unable to charter our vessels at attractive rates.

•	A significant portion of our revenues are generated from a limited number of customers.

•	The demand for liquefied gases and the seaborne transportation of liquefied gases may not grow.

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

•	We may be unable to realize the expected benefits from our investment in the Marine Export Terminal in the U.S. Gulf.

•	Conflicts between countries, such as the recent conflict between Russia and Ukraine could restrict or prohibit our vessels from calling at certain ports or from trading with some of our customers.

•	We operate in countries which can expose us to political, governmental and economic instability.

•	If our vessels call on ports located in countries that are subject to restrictions imposed by the U.S. government, our reputation and the market for our securities could be adversely affected.

•	Operating our vessels in sanctioned areas or chartering our vessels to sanctioned individuals or entities could harm us.

•	We provide in-house technical management for certain vessels in our fleet which may impose significant additional responsibilities on our management and staff.

•	A fluctuation in fuel prices may adversely affect our charter rates for time charters and our cost structure for voyage charters and COAs.

•	The required drydocking of our vessels could have a more significant adverse impact on our revenues than we anticipate.

•	Our operating costs are likely to increase in the future as our vessels age.

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

•	Our growth depends on our ability to expand relationships with existing customers and obtain new customers, for which we will face substantial competition.

•	The marine transportation industry is subject to substantial environmental and other regulations, which may limit our operations and increase our expenses.

•	Climate change concerns and greenhouse gas regulations may adversely impact our operations and markets.

•
Changes in the law and regulations relating to the use of, or a decrease in the demand for, single use plastics and increased concerns or restrictions relating to waste plastics could adversely impact our business.

•
Marine transportation is inherently risky. An incident involving significant loss of product or environmental contamination by any of our vessels could adversely affect our reputation, business, financial condition and results.

•	Competition from more technologically advanced liquefied gas carriers could reduce our charter hire income and the value of our vessels.

•	Acts of piracy on any of our vessels or on ocean going vessels could adversely affect us.

•	Terrorist attacks, increased hostilities, piracy, political change or war could lead to further economic instability, increased costs and disruption of business.

•	Exposure to currency exchange rate fluctuations results in fluctuations in cash flows and operating results.

•	Our insurances may be insufficient to cover losses that may occur to our vessels or result from our operations.

•
Restrictive covenants in our secured term loan facilities and revolving credit facilities and in our secured and unsecured bonds and our Terminal Facility impose, and any future debt facilities may impose, financial and other restrictions on us.

•
The secured term loan facilities and the Terminal Facility are reducing facilities. The required repayments under the secured term loan facilities and the Terminal Facility may adversely affect our business, financial condition and operating results.

•	Our consolidated variable interest entity may enter into different financing arrangements.

•	If interest rates increase, it will affect the interest rates under our credit facilities, which could affect our results.

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

•
BW Group and Ultranav, collectively, own an aggregate of approximately 55.8% of our common stock. Each may exert considerable influence on, and together they could control, actions requiring a shareholder vote, including any proposed business combination, potentially in a manner at a time, at a price or on other terms and conditions that our other shareholders do not otherwise support or is undesirable, and they could acquire additional shares of our common stock, further reducing liquidity in the market for our common stock.

•	We currently do not pay dividends on our common stock. Consequently, your only opportunity to achieve a return on your investment is if the price of our common stock appreciates.

•	The obligations associated with being a public company requires significant resources and management attention.

•
If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud, and shareholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our common stock.

•
We have identified a material weakness in our internal control over financial reporting. If we identify additional material weaknesses in the future or otherwise fail to maintain effective internal control over financial reporting, it could result in material misstatements of our consolidated financial statements.

•	We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

•	We are incorporated in the Marshall Islands, which does not have a well-developed body of corporate law.

•	Because we are a Marshall Islands corporation, it may be difficult to serve us with legal process or enforce judgments against us, our directors or our management.

•	Provisions of our articles of incorporation and bylaws may have anti-takeover effects.

•	We may be subject to additional taxes, which could adversely impact our business and financial results.

•	U.S. tax authorities could treat us as a “passive foreign investment company,” which could have adverse U.S. federal income tax consequences to U.S. shareholders.

•	We may have to pay tax on U.S. source income with respect to the operation of our vessels, and business conducted within the United States, which would reduce our cash flow.
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
Future growth in the demand for our services will depend on changes in supply and demand, economic growth in the world economy and demand for petrochemical and liquefied petroleum gas transportation relative to changes in worldwide fleet capacity. Adverse economic, political, or social developments or other global financial turmoil, could have a material adverse effect on world economic growth and thus on our business, financial condition and operating results.
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
We currently own and operate a fleet of 53 vessels, some of which are employed in the spot market, exposing us to fluctuations in spot market charter rates.
Although spot chartering is common in our industry the spot market may fluctuate significantly over short periods of time. The successful operation of our vessels in the competitive spot market depends upon, among other things, obtaining profitable spot charters and minimizing, to the extent possible, time spent waiting for charters and time spent traveling in ballast and to pick up cargoes. If future spot charter rates decline, we may be unable to operate our vessels trading in the spot market profitably or meet our obligations, including payments on indebtedness. Furthermore, as charter rates for spot charters are fixed for a single voyage or multiple voyages which may last up to several weeks or months, during periods in which spot charter rates are rising, we will generally experience delays in realizing the benefits from such increases.
We operate several of our vessels through the Luna Pool and the Unigas Pool. Failure by the Luna Pool and Unigas Pool to find profitable employment for these vessels could adversely affect our operations.
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
In August 2021, we issued 21,202,671 shares of our common stock to Naviera Ultranav Limitada (“Ultranav”) as consideration for the acquisition of the fleet and businesses of Ultragas (the “Ultragas Transaction”). Eleven of the vessels acquired as part of the Ultragas Transaction were commercially managed by the Unigas Pool (the “Unigas Pool”). The Unigas Pool is an independently managed pool that has operated since 1969. Revenue is generated from time charters, voyage charters and COAs from the vessels in the pool and is allocated to the pool participants in accordance with agreed pool points. A sustained decline in charter or spot rates or a loss of COA’s by the Unigas Pool could have a material adverse effect on our results of operations and our ability to meet our financing obligations.
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
A significant portion of our revenues are generated from a limited number of customers.
We have derived, and believe that we will continue to derive, a significant portion of our revenues from a limited number of customers. Our customers include major oil and gas companies, chemical companies, energy trading companies, state owned oil companies and various other entities that depend upon marine transportation. Two of our top customers accounted for approximately 10% each, and in aggregate, 20.7% of our total operating revenues during the year ended December 31, 2021, equivalent to $73.2 million of our total revenue. During the year ended December 31, 2020, two of our customers accounted for 10% or more, and in aggregate, 25.1% of our total operating revenues, equivalent to $80.6 million of our total revenue. The loss of any significant customer or a substantial decline in the amount of services requested by a significant customer, or the inability of a significant customer to pay for our services, could have a material adverse effect on our business, financial condition and results of operations.
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
For the year ended December 31, 2021, we had impairment losses on vessels of $63.6 million, following an impairment review on which the estimated useful life of the vessels was reduced from 30 years to 25 years. These impairment losses relate to a write down of the carrying values of eight vessels. We cannot assure you that we will not recognize impairment losses on our vessels in future years. We review our vessels for impairment when events or circumstances indicate the carrying amount of the vessel may not be recoverable. When such indicators are present, a vessel is tested for recoverability and we recognize an impairment loss if the sum of the expected future cash flows (undiscounted and excluding interest charges that will be recognized as an expense when incurred) expected to be generated by the vessel over its estimated remaining useful life is less than its carrying value. If we determine that a vessel’s undiscounted cash flows are less than its carrying value, we record an impairment loss equal to the amount by which its carrying amount exceeds its fair value.
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
On August 4, 2021, we completed the Ultragas Transaction with Ultranav to combine the Ultragas ApS (“Ultragas”) fleet and business activities with ours, by acquiring two entities, Othello Shipping Company S.A. with its 18 wholly owned vessel owning entities and Ultragas ApS, (the vessels’ operator) with its subsidiary (Ultraship, the in-house technical manager), and associated entities UltraShip Crewing and Unigas Intl B.V. (the pool in which 11 of the 18 vessels operated at the time of the acquisition).
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
Any of these factors could delay any such acquisitions or investment opportunities and could increase our projected capital costs. If we are unable to successfully integrate acquisitions or investments into our historical business (including the Ultragas Transaction), any costs incurred in connection with these projects may not be recoverable. If we experience delays, cost overruns, or changes in market circumstances, we may not be able to demonstrate the commercial viability of such acquisitions or investment opportunities or achieve the intended economic benefits, which would materially and adversely affect our business, financial condition and operating results.
We may be unable to realize the expected benefits from our investment in the Marine Export Terminal in the U.S. Gulf.
There are a number of factors that could impact our ability to benefit from the Marine Export Terminal on a timely basis or at all, or at the level we anticipate, including, among others, the following:

•	any inability of the Marine Export Terminal to operate due to operational issues;

•	any inability of the Marine Export Terminal to operate due to adverse weather conditions or due to damage as a result of storms, flooding or other adverse weather events; and

•	any existing customers not renewing their contracts at the end of their existing terms, or any inability of the Marine Export Terminal to otherwise maintain fully committed throughput.
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

Conflicts between countries, such as the recent conflict between Russia and Ukraine could restrict or prohibit our vessels from calling at certain ports or from trading with some of our customers which could adversely affect our business, financial condition and operating results.
On February 24, 2022, the Russian attack on Ukraine started. It may lead to further regional and international conflicts or armed action. It is possible that such conflict could disrupt supply chains and cause instability in the global economy. Additionally, the ongoing conflict could result in the imposition of further economic sanctions by the United States and the European Union against Russia. While much uncertainty remains regarding the global impact of the invasion, it is possible that such tensions could adversely affect our business, financial condition, results of operations and cash flows.
We currently have four charterparties with a Russian counterparty that were entered into in 2012 and 2017, two of which expire in June 2022 and two expire in December 2023. If our Russian counterparty were to become a sanctioned entity, or our dealings with that counterparty were to be otherwise prohibited by sanctions, the charterparties would end immediately and become void which could lead to four vessels being redelivered to us, ending these long-term charter commitments. In addition, there could be restrictions or imposed prohibitions on our vessels from calling at certain ports, such as ports in the Black Sea where it is currently unsafe to enter due to Russian naval activity.
We employ an aggregate of approximately 120 Russian and Ukrainian officers on board our vessels, many of whom are on the same vessels. There may be restrictions, logistical challenges or a complete inability to employ both nationalities in the near future. There are estimated to be approximately 70,000 Russian officers and approximately 50,000 Ukrainian Officers on the global fleet, which if unavailable in the future, could impair our ability to operate and increase the cost of crewing our vessels and, thus, could materially adversely affect our business, financial condition and operating results.
We operate in countries which can expose us to political, governmental and economic instability, which could adversely affect our business, financial condition and operating results.
Our operations are conducted in many jurisdictions outside of the United States, and may be affected by economic, political and governmental conditions in the countries where we engage in business or where our vessels are registered. Any disruption caused by these conditions could adversely affect our business, financial condition and operating results. We derive some of our revenues from transporting gas cargoes from, to and within politically unstable regions. Conflicts in these regions have included attacks on ships and other efforts to disrupt shipping. In addition, vessels operating in some of these regions have been subject to piracy. Hostilities or other political instability in regions where we operate or may operate could have a material adverse effect on our business, financial condition and operating results. The recent Russian invasion of Ukraine, in addition to sanctions announced by the U.S. President and several European leaders against Russia and any forthcoming sanctions, may also adversely impact our business. In addition, tariffs, trade embargoes and other economic sanctions by the United States or other countries against countries where we engage in business may limit, restrict or prohibit our trading activities with those countries, which could also harm our business. Finally, a government could requisition one or more of our vessels, which is most likely during a war or national emergency. Any such requisition would cause a loss of the vessel and would harm our business, financial condition and operating results.
If our vessels call on ports located in countries that are subject to restrictions imposed by the U.S. government, or perform ship to ship transfers of cargoes to other vessels that may call on ports located in countries that are subject to restrictions imposed by the U.S. government, our reputation and the market for our securities could be adversely affected.
Although no vessels owned or operated by us have called on ports located in countries/regions subject to comprehensive sanctions and embargoes imposed by the U.S. government and other authorities or countries identified by the U.S. government or other authorities as state sponsors of terrorism, such as Cuba, Iran, North

Korea, Sudan, Syria, Russia and the Crimea and Donetsk regions of Ukraine, in the future our vessels may call on ports in these countries/regions from time to time on charterers’ instructions in violation of contractual provisions that prohibit them from doing so. In addition, our vessels do not knowingly engage in ship to ship transfers of LPG or petrochemical cargoes which may ultimately be discharged in sanctioned areas or to sanctioned individuals. Sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time.
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
We have obligations and believe we comply fully with the various sanctions regimes around the world, not just the sanctions authorities of the United States, but also the relevant departments within the United Nations, European Union and other individual countries, as well as governmental institutions and agencies of those countries. Our vessels transport LPG and other liquefied petrochemical gases throughout the globe and we are vigilant in ensuring our vessels do not call to countries or ports or trade with persons that may be on any lists which restrict or inhibit such trade or relationship. Any actual or alleged violations could materially damage our reputation and ability to do business.
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
We currently provide
in-house
technical management for 33 of the 53 vessels in our fleet. Providing in-house
technical management for any vessel in our fleet may impose significant additional responsibilities on our management and staff.
The cost of providing
in-house
technical management for those vessels may be higher than if they were managed by third party technical managers, as we may not have the benefits of economics of scale with only 33 vessels under in-house
technical management, compared to third party managers who may have hundreds of vessels under their management.

If we are not successful with respect to any vessel for which we may provide technical management in-house,
our reputation and ability to charter vessels may be negatively impacted, which could materially and adversely affect our business, financial condition and operating results.
A fluctuation in fuel prices may adversely affect our charter rates for time charters and our cost structure for voyage charters and COAs and consequently adversely affect our business, financial condition and results of operations.
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
Bunker fuel prices had reduced significantly, primarily as a result of
COVID-19,
despite the introduction of the new requirement for low sulfur bunker fuel as of January 1, 2020, under IMO 2020, absent the installation of scrubbers. We did not install scrubbers on board our vessels, which remove sulfur oxides from exhaust gases, enabling the consumption of cheaper high sulfur bunker fuel, although scrubbers were installed on four vessels acquired as part of the Ultragas Transaction. As bunker prices have started to increase over the recent months, our customers may be less willing to enter into time charters under which they bear the full risk of bunker fuel price increases or may shorten the periods for which they are willing to make such commitments. Under voyage charters and COAs, we bear the cost of bunker fuel used to power our vessels which could reduce our profitability and adversely affect our results of operations.
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
Any significant increase in the number of days of
off-hire
due to such drydocking or in the costs of any repairs could have a material adverse effect on our financial condition. Although we attempt to limit the number of vessels that will be out of service at any given time, this may not always be possible because of the age of certain vessels in our fleet, as we may underestimate the time required to drydock our vessels, or unanticipated problems may arise during drydocking. Currently, six of our vessels are over the age of 15 years and will require more regular drydocking.
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
Adverse global economic conditions may negatively impact our business, financial condition, results of operations and cash flows in ways that we cannot predict. Adverse economic conditions may lead to a decline in our customers’ operations or ability to pay for our services, which could result in decreased demand for our vessels. There has historically been a strong link between the development of the world economy and demand for energy, including liquefied gases. Global financial markets and economic conditions have been volatile in recent years and remain subject to significant vulnerabilities, including trade wars between the U.S. and China or others, the effects of volatile energy prices and continuing turmoil and hostilities in Russia, Ukraine, the Middle East, the Korean Peninsula, North Africa and other geographic areas. An extended period of adverse development in global economic conditions or a tightening of the credit markets could reduce the overall demand for liquefied gases and have a negative impact on our customers. These potential developments, or market perceptions concerning these and related issues, could affect our business, financial condition and operating results.

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
Our operations are subject to risks related to outbreaks of infectious diseases. Epidemics, pandemics or other health crises, such as the outbreak of
COVID-19,
as well as other potential outbreaks of infectious diseases in the future, may negatively affect economic conditions or restrict the seaborne transportation of products, including LPG and petrochemical products.
During the outbreak of
COVID-19,
governments throughout the world imposed travel bans, quarantines and other emergency public health measures. Those measures, though temporary in nature, may continue and increase depending on developments in the virus’ outbreak. Any reinstatement of such restrictions or any other restriction on the ability to transport LPG and petrochemicals to countries or continents could adversely affect our business, financial condition and operating results, principally through reduced revenues and resultant reduced cashflows. This may affect our ability to comply with our loan covenant obligations.
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
Most recently, the Russian invasion of Ukraine has been accompanied by cyber-attacks against the Ukrainian government and other countries in the region. It is possible that these attacks could have collateral effects on additional critical infrastructure and financial institutions globally, which could adversely affect our operations. Further, we or our customers or suppliers may be subject to retaliatory cyberattacks perpetrated by Russia or others at its direction in response to economic sanctions and other actions taken against Russia as a result of its invasion of Ukraine. It is difficult to assess the likelihood of such threat and any potential impact at this time.
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
Our liquefied gas carriers require technically skilled officers with specialized training. As the world liquefied gas carrier fleet and the liquefied natural gas, or “LNG,” carrier fleet grows, the demand for such technically skilled officers increases and could lead to a shortage of such personnel. If we or our crewing managers were to be unable to employ such technically skilled officers, including as a result of the invasion of Ukraine by Russia and government responses thereto, they would not be able to adequately staff our vessels and effectively train crews. The development of a deficit in the supply of technically skilled officers or an inability of us or our crewing managers to attract and retain such qualified officers could impair our ability to operate and increase the cost of crewing our vessels and, thus, materially adversely affect our business, financial condition and operating results. Please read “Item 4—Information on the Company—Business Overview—Crewing.”
Compliance with safety and other vessel requirements imposed by classification societies may be very costly and could adversely affect our business, financial condition and operating results.
The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations and in accordance with the country of registry of the vessel and the Safety of Life at Sea Convention (SOLAS). Our vessels are currently enrolled with Lloyds Register and DNV.

As part of the certification process, a vessel must undergo annual surveys, intermediate surveys and special surveys. A vessel’s machinery is subject to a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. All of the vessels in our existing fleet operate a planned maintenance system, or “PMS,” and as such the classification society attends on-board
once every year to survey
on-board
equipment, ensuring all equipment subject to survey, is surveyed once in every 5 year period. Each of the vessels in our fleet must conduct an underwater hull survey two times every five years. One survey must be completed while dry docked and the other may be an in-water survey in lieu of a dry dock. The in-water survey must be performed by an approved diving company in the presence of a surveyor from the classification society. Vessels older than 15 years old must dry dock at each hull survey.
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
Climate change concerns and greenhouse gas regulations may adversely impact our operations and markets.
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

Adverse effects upon the oil and gas industry relating to climate change, including growing public concern about the environmental impact of climate change, may also have an effect on demand for our services and our vessels. For example, increased regulation of greenhouse gases or other concerns relating to climate change may reduce the demand for oil and gas in the future or create greater incentives for use of alternative energy sources. Our customers may also limit the age of vessels that they charter as a result of changes in environmental laws or emission standards, resulting in shortened estimated useful lives of our vessels. Any long-term material adverse effect on the oil and gas industry or customer preference for younger vessels could have a significant financial and operational adverse impact on our business that we cannot predict with certainty at this time.
Our Marine Export Terminal is situated in Houston, Texas, along the northern coast of the Gulf of Mexico. Climate change is expected to have adverse impacts on this geographical region and necessary mitigation would therefore be required. There are a range of climatic events that could cause a significant impact on our Marine Export Terminal. For example, rising sea levels induced by thermal expansion and continued melting of polar ice caps may halt operations in the long-term in the event of coastal erosion or severe local flooding. Extreme weather events, such as the hurricanes witnessed during 2020 and the ‘Texas freeze’ of February 2021 could become more frequent and/or of a higher intensity. While there is a marginal degree of predictability, the dynamic and fast-moving nature of climate change will continue to present a significant operational and financial risk over the short- and long-term.
Changes in the law and regulations relating to the use of, or a decrease in the demand for, single use plastics and increased concerns or restrictions relating to waste plastics could adversely impact our business.
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
The charter rates and the value and operational life of a vessel are determined by a number of factors including the vessel’s efficiency, operational flexibility and physical life. Efficiency includes fuel consumption, speed and the ability to be loaded and discharged quickly. Flexibility includes the ability to enter ports, utilize related docking facilities and pass through canals and straits. The length of a vessel’s physical life is related to the original design and construction, maintenance and the impact of the stress of operations. If new liquefied gas carriers are built that are more energy and environmentally efficient and, as a result, have greater speed, consume less fuel, thereby having lower greenhouse gas emissions, or more flexible or have longer physical lives than our vessels, competition from these more technologically advanced liquefied gas carriers could adversely affect demand for our vessels, the charter rates we receive for our vessels once their current charters are terminated and the resale value of our vessels. As a result, our business, financial condition and operating results could be adversely affected.
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
Terrorist attacks, increased hostilities, piracy, political change or war could lead to further economic instability, increased costs and disruption of business.
Terrorist attacks and the current or future conflicts in Ukraine, Libya, the Middle East, East Asia, South East Asia, West Africa and elsewhere, and political change, may adversely affect our business, operating results, financial condition, ability to raise capital and future growth. Recent and continuing hostilities in Ukraine, the Middle East and elsewhere may lead to additional armed conflicts or to further acts of terrorism and civil disturbance in the United States or elsewhere, which may contribute further to economic instability and disruption of production and distribution of LPG, petrochemical gases and ammonia, which could result in reduced demand for our services.
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
Substantially all of our cash receipts are in U.S. Dollars, although some are in Indonesian Rupiah. Certain disbursements, including some vessel operating expenses and general and administrative expenses are in the foreign currencies invoiced by the supplier, principally the Euro, the Danish Kroner and the British Pound Sterling. We remit funds in the various currencies invoiced. We convert the
non-U.S.
Dollar invoices received and their subsequent payments into U.S. Dollars when the transactions occur. This mismatch between receipts and payments may result in fluctuations if the value of the U.S. Dollar changes relative to such other currencies.
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
Restrictive covenants in our secured term loan facilities and revolving credit facilities and in our secured and unsecured bonds and our Terminal Facility impose, and any future debt facilities may impose, financial and other restrictions on us
.
The secured term loan facilities and revolving credit facilities and the secured bonds and unsecured bonds impose, and any future debt facility may impose, operating and financial restrictions on us. The restrictions in the existing secured term loan facilities and revolving credit facilities and the secured bonds and unsecured bonds may limit our ability to, among other things:

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
The secured term loan facilities and revolving credit facilities require us to maintain various financial ratios. These include requirements that we maintain specified maximum ratios of net debt to total capitalization, that we maintain specified minimum levels of cash and cash equivalents, that we maintain specified minimum ratios of consolidated earnings before interest, taxes, depreciation and amortization (consolidated EBITDA), to consolidated interest expense and that we maintain specified minimum levels of collateral coverage. Under our secured term loan facilities, if at any time the aggregate fair market value of (i) the vessels subject to a mortgage in favor of our lenders and (ii) the value of any additional collateral we grant to the lenders is less than 125% to 135%, as applicable, of the outstanding principal amount under the secured term loan facilities and any commitments to borrow additional funds, our lenders may require us to provide additional collateral. See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Secured Term Loan Facilities and Revolving Credit Facilities”; “2020 Senior Unsecured Bonds”; and “2018 Senior Secured Bonds—Financial Covenants.” The failure to comply with such covenants would cause an event of default that could materially adversely affect our business, financial condition and operating results.
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
Certain of our secured term loan facilities and revolving credit facilities, bonds and lease obligations prohibit a change of control (as defined in the agreements governing such facilities, bonds and lease obligations) of the Company as well as requiring us to remain as a listed entity on the New York Stock Exchange (“NYSE”) or on another recognized stock exchange. If we breach any of these restrictions, our obligations become immediately repayable, which could have a material adverse effect on our business, financial condition and operating results.
Because of these covenants, we may need to seek permission from our lenders in order to engage in some corporate actions. Our lenders’ interests may be different from ours, and we may not be able to obtain our lenders’ permission when needed. This may limit our ability to finance our future operations and make acquisitions or pursue business opportunities. See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Secured Term Loan Facilities and Revolving Credit Facility” and “Terminal Facility.”

The secured term loan facilities and the Terminal Facility are reducing facilities. The required repayments under the secured term loan facilities and the Terminal Facility may adversely affect our business, financial condition and operating results.
Loans under the secured term loan facilities and the Terminal Facility are subject to quarterly repayments. If at such time we have not generated sufficient cash flows, any such repayments and our declining borrowing availability could have a material adverse effect on our business, financial condition and operating results.
Our consolidated variable interest entity may enter into different financing arrangements, which could adversely affect our financial results.
In October 2019, we entered into a sale and leaseback transaction with respect to one of our vessels,
Navigator Aurora
¸ with a lessor, OCY Aurora Ltd, which is a special purpose vehicle (“SPV”) and wholly owned subsidiary of Ocean Yield Malta Limited. The SPV was determined to be a variable interest entity (“VIE”). We are deemed to be the primary beneficiary of the VIE, and, as a result, we are required by U.S. GAAP to consolidate the SPV into our results. Although consolidated into our results, we have no control over the funding arrangements negotiated by the SPV, such as interest rates, maturity and repayment profiles. In consolidating the SPV, we must make certain assumptions regarding the debt amortization profile and the interest rate to be applied against the SPV’s debt principal. For additional information, refer to Note 10—Variable Interest Entities to our consolidated financial statements. For a description of our current financing arrangements including those of the VIE, please read “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources.” The funding arrangements negotiated by the VIE could adversely affect our financial results.
If interest rates increase, it will affect the interest rates under our credit facilities, which could affect our operating results.
Amounts borrowed under our existing credit facilities bear interest at an annual rate ranging from 1.85% to 2.70% above LIBOR and loans under our Terminal Facility bear interest at an annual rate of 2.75% to 3.00% above LIBOR. Bank interest rates have recently been at very low levels and any increase in interest rates would likely lead to an increase in LIBOR, which would affect the amount of interest payable on amounts that we borrow under our credit facilities, which in turn could have an adverse effect on our operating results.
The United Kingdom Financial Conduct Authority, which regulates LIBOR announced that all LIBOR settings will either cease to be provided by any administrator or no longer be representative (i) immediately after December 31, 2021, in the case of the
1-week
and
2-month
US dollar settings; and immediately after June 30, 2023, in the case of the remaining US Dollar settings. While some of the agreements governing our indebtedness provide for an alternate method of calculating interest rates, once LIBOR ceases to exist, there may be adverse impacts on the financial markets generally and interest rates on our indebtedness may be materially adversely affected. For those existing debt agreements that do not provide for an alternate method of calculating interest rates, we will be required to negotiate with the lenders to agree to an alternative basis for determining the interest rate, which could have material adverse impacts on our operating results.
In the U.S., an Alternative Reference Rates Committee has identified the Secured Overnight Financing Rate (“SOFR”) as its preferred alternative rate for USD LIBOR. SOFR is a measure of the cost of borrowing cash overnight, collateralized by U.S. Treasury securities, and is based on directly observable U.S. Treasury-backed repurchase transactions.
The effects of switching our indebtedness from LIBOR to SOFR cannot be predicted with certainty, but could include an increase in the cost of our variable rate indebtedness and obligations, which could adversely affect our results of operations and ability to service our applicable indebtedness and financial lease obligations. As of December 31, 2021, we had $466.3 million in aggregate principal amount of outstanding indebtedness and finance lease obligations with interest obligations based on LIBOR plus applicable margins.

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
In addition, under the secured term loan facilities, Navigator Gas L.L.C., our wholly-owned subsidiary, and our vessel-owning subsidiaries that are parties to the secured term loan facilities and revolving credit facilities may not make distributions to us out of operating revenues from vessels securing indebtedness thereunder, redeem any shares or make any other payment to our shareholders if an event of default has occurred and is continuing. Please read “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Secured Term Loan Facilities and Revolving Credit Facilities.” Further, Navigator Ethylene Terminals LLC, our wholly-owned subsidiary and the borrower under our Terminal Facility, can only pay dividends if it satisfies certain customary conditions to paying a dividend, including maintaining a debt service coverage ratio for the immediately preceding four consecutive fiscal quarters and the projected immediately succeeding four consecutive fiscal quarters of not less than 1.20 to 1.00 and no default or event of default has occurred or is continuing.

The inability of our subsidiaries to make distributions to us would have an adverse effect on our business, financial condition and operating results.
Risks Relating to Our Common Stock
We may issue additional equity securities without your approval, which would dilute your ownership interests.
We may issue additional shares of common stock or other equity or equity-linked securities without the approval of our shareholders, subject to certain limited approval requirements of the NYSE. In particular, we may finance all or a portion of the acquisition price of future vessels, including newbuildings, that we agree to purchase through the issuance of additional shares of common stock. Our amended and restated articles of incorporation, which became effective on November 5, 2013, authorize us to issue up to 400,000,000 shares of common stock, of which 77,180,429 shares were outstanding as of December 31, 2021. The issuance by us of additional shares of common stock or other equity or equity-linked securities of equal or senior rank will have the following effects:

•	our shareholders’ proportionate ownership interest in us will decrease;

•	the relative voting strength of each previously outstanding share may be diminished; and

•	the market price of the common stock may decline.
Future sales of our common stock could cause the market price of our common stock to decline.
Sales of a substantial number of our shares of common stock in the public market, or the perception that these sales could occur, may depress the market price for our common stock. These sales could also impair our ability to raise additional capital through the sale of our equity securities in the future. BW Group and Ultranav, our principal shareholders, owned 28.3% and 27.5% of our common stock respectively, as of December 31, 2021. In the future, BW Group or Ultranav may elect to sell large numbers of shares which may adversely affect the market price of our common stock.
BW Group and Ultranav, collectively, own an aggregate of approximately 55.8% of our common stock. Each may exert considerable influence on, and together they could control, actions requiring a shareholder vote, including any proposed business combination, potentially in a manner at a time, at a price or on other terms and conditions that our other shareholders do not otherwise support or is undesirable, and they could acquire additional shares of our common stock, further reducing liquidity in the market for our common stock.
BW Group and Ultranav, collectively, own an aggregate of approximately 55.8% of our common stock (approximately 28.3% and 27.5%, respectively, as of December 31, 2021). Accordingly, individually, such shareholders may exert considerable influence on actions requiring a shareholder vote and, collectively, they could control all or nearly all such actions. The interests of these principal shareholders may be different from your interests. They may vote in favor of, for instance, a proposed business combination (or in favor of any corporate action requiring a shareholder vote) potentially in a manner, at a time, at a price or on other terms and conditions that our other shareholders do not otherwise support or is undesirable. Further, while we are not aware of any agreement or intention of BW Group and Ultranav to vote together the shares of our common stock owned by them on any matter matters on which our shareholders are entitled to vote, there is no assurance that such agreement or intention will not be reached in the future (in which case, their combined voting power would enable them to control all or nearly all such matters). We have entered into an investor rights agreement with each of BW Group and Ultranav, which provides, among other things, each of BW Group and Ultranav with the right to designate two members of the board of directors of Navigator (provided that they maintain certain ownership levels in us) and with certain registration rights and informational rights.
In addition, while none of BW Group or Ultranav has indicated any intention to acquire additional shares of our common stock in the open market, in private transactions or otherwise, either of such shareholders could determine in the future to make such purchases, to the extent permitted by law. If either BW Group or Ultranav were to acquire additional shares of our common stock, it would further reduce liquidity in the market for our common stock, as well as further increase their respective influence and their collective control.
We currently do not pay dividends on our common stock. Consequently, your only opportunity to achieve a return on your investment is if the price of our common stock appreciates.
We currently do not pay dividends on our common stock. Consequently, your only opportunity to achieve a return on your investment in us will be if you sell your shares of common stock at a price greater than you paid for it. There is no guarantee that the market price of our common stock will ever exceed the price that you pay.
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
If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, shareholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our common stock.
Effective internal control over financial reporting is necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could cause us to fail to meet our reporting obligations. In addition, any testing we conduct in connection with Section 404 of the Sarbanes-Oxley Act of 2002, or any testing conducted by our independent registered public accounting firm, may reveal deficiencies in our internal control over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our consolidated financial statements or identify other areas for further attention or improvement. Ineffective internal control could also cause investors to lose confidence in our reported financial information, limit our ability to access capital markets or require us to incur additional costs to improve our internal control and disclosure control systems and procedures, which could harm our business and have a negative effect on the trading price of our securities.

We have identified a material weakness in our internal control over financial reporting. If we identify additional material weaknesses in the future or otherwise fail to maintain effective internal control over financial reporting, it could result in material misstatements of our financial statements.
A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis. We previously reported in our Annual Report on Form
20-F
for the year ended December 31, 2019, filed on May 8, 2020 (the “2019 Annual Report”) a material weakness in our internal control over financial reporting relating to a lack of sufficient accounting and financial reporting personnel with requisite knowledge and experience in the application of U.S. GAAP and SEC financial reporting requirements. The material weakness has not been fully remediated as of December 31, 2021, and consequently, management concluded that we did not maintain effective internal control over financial reporting as of December 31, 2021 (See “Item 15. Controls and Procedures”). If we are unable to successfully remediate this material weakness in a timely manner, or if we identify additional material weaknesses in the future or we are unable to maintain effective internal controls and disclosure controls, investors may lose confidence in our reported financial information, which could lead to a decline in the price of our common stock, limit our ability to access the capital markets in the future, and require us to incur additional costs to improve our internal control and disclosure control systems and procedures. Further, if lenders lose confidence in the reliability of our consolidated financial statements, it could have a material adverse effect on our ability to fund our operations.
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
Election of Directors
. Our articles of incorporation provide that the directors will be elected at each annual meeting of shareholders to serve until the next annual meeting of shareholders and until his or her successor shall have been duly elected and qualified, except in the event of his or her death, resignation, removal or the earlier termination of his or her term of office. Our articles of incorporation do not provide for cumulative voting in the election of directors. Our bylaws require shareholders to provide advance written notice of nominations for the election of directors. These provisions may discourage, delay or prevent the removal of incumbent officers and directors.
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
Based on our current and projected method of operation we believe that we were not a PFIC for any prior taxable year, and we expect that we will not be treated as a PFIC for the current or any future taxable year. We believe that more than 25.0% of our gross income for each taxable year was or will be non-passive
income, and more than 50.0% of the average value of our assets for each such year was or will be held for the production of such non-passive
income. This belief is based on certain valuations and projections regarding our assets and income, and its validity is conditioned on the accuracy of such valuations and projections. While we believe such valuations and projections to be accurate, the shipping market is volatile and no assurances can be given that our assumptions and conclusions will continue to be accurate at any time in the future.

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
We believe that with respect to the operation of our vessels, we satisfied the requirements to qualify for an exemption from U.S. tax on our U.S. source gross transportation income imposed by Section 883 of the Code for 2021, we expect that we will be able to satisfy those requirements for 2022 and future taxable years, and we expect to take this position for U.S. federal income tax reporting purposes. However there are factual circumstances, some of which are beyond our control, that could cause us to lose the benefit of this exemption. As a result, there can be no assurance that we will qualify for this exemption for the current or any future year. If we fail to qualify for this exemption in any taxable year, U.S. source gross transportation income earned by us and our subsidiaries will generally be subject to a 4.0% U.S. federal income tax and would adversely impact our business and financial results. For a more detailed discussion of Section 883 of the Code, the rules relating to exemptions under Section 883 and our ability to qualify for an exemption, please read “Item 4—Information on the Company—Business Overview—Taxation of the Company—U.S. Taxation.”
In addition to our U.S. source gross transportation income, we expect to generate U.S. taxable income as a result of the operations of our Marine Export Terminal in the U.S. Gulf. Our U.S. subsidiary that owns our interest in the Marine Export Terminal generally will be subject to U.S. federal income tax (generally at a rate of 21.0%) on its 50% share of any net income from the Marine Export Terminal.

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
In November 2013, we completed our initial public offering of 13,800,000 shares of our common stock, comprising 9,030,000 new shares of common stock and certain selling shareholders offered 4,770,000 shares of common stock. In August 2021, we issued 21,202,671 shares of our common stock to Ultranav as consideration for the acquisition of the fleet and businesses of Ultragas. As of December 31, 2021, we had 77,180,429 shares of our common stock outstanding. Please see “Item 7—Major Shareholders and Related Party Transactions.”
Our shares of common stock are traded on the New York Stock Exchange under the ticker symbol “NVGS.”
We maintain a website on the Internet at www.navigatorgas.com. The SEC maintains a website on the Internet that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov. A copy of this Annual Report on Form
20-F
can be obtained, free of charge, by writing to our principal executive office.

B.	Business Overview
We are the owner and operator of 53 liquefied gas carriers, which includes the world’s largest fleet of handysize liquefied gas carriers. We also own a 50% share in an ethylene export marine terminal at Morgan’s Point, Texas on the Houston Ship Channel (the “Marine Export Terminal”) through a joint venture (the “Export Terminal Joint Venture”).
Our liquefied gas carrier fleet currently consists of 39 semi- or fully-refrigerated handysize liquefied gas carriers, ten of which are ethylene/ethane capable. We define handysize liquefied gas carriers as those liquefied gas carriers with capabilities between 15,000 and 24,999 cubic meters, or “cbm”. In addition, we have five larger 37,300 – 38,000 cbm midsize liquefied gas carriers, four of which are ethylene/ethane-capable semi-refrigerated liquefied gas carriers; five 12,000 cbm ethylene carriers and four smaller 3,770 – 9,000 cbm semi-refrigerated liquefied gas carriers, of which three are also ethylene capable.
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
The construction of the Marine Export Terminal was completed in December 2020 with the commissioning of the 30,000 ton cryogenic storage tank and its entering into operations. The Marine Export Terminal has the capacity to export at least one million tons of ethylene per year and provides the capability to load ethylene from the storage tank at rates of 1,000 tons per hour. The Marine Export Terminal has entered into offtake agreements, which have minimum terms of five years for a committed 938,000 tons of ethylene through the terminal annually.
Our Business Strategies
Our objective is to enhance shareholder value by executing the following business strategies:

•
Delivering a safe and sustainable future.
In order to achieve our aspiration of delivering a safe, reliable and sustainable future, we need to think about our impact, not only our financial impact but also our environmental and social impact. To achieve this throughout the whole Company, we will ensure that responsibility for environmental and social impact sits at the highest level of the organization and will be anchored through our values, vision and strategy.

•
Maximize the throughput of the Marine Export Terminal
. We aim to extract the maximum capabilities from the Marine Export terminal, increasing throughput above the nameplate one million tons per annum capacity to maximize stockholder value and utilize our ethylene capable gas carriers in transporting the ethylene across the globe.

•
Achieve significant synergistic benefits from the recent merger of the businesses and vessels of Ultragas.
We will seek to gain significant operational and financial benefits from combining the businesses and vessels of Ultragas, by combining the most efficient and cost-effective processes and procedures from each entity across the entire business.

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
We intend to continue to use our ethane and ethylene capable vessels to pursue long-term charter commitments from increases in transportation opportunities globally for ethane and ethylene that we expect will result directly and indirectly from the growth in U.S. shale oil and gas production and associated hydro-carbons.

•	I mprove the efficiency of our fleet. We are actively working to deploy technology and to make technical investments in our fleet to lower operating costs while maintaining the highest of standards.

•
Reduce environmental footprint of our business
. We are exploring current and future fuel options to improve how we operate and reduce our environmental impacts in support of new initiatives and regulations which aim to enhance the maritime shipping industry. We are working with the Poseidon Principles initiative, which aims to contribute to the ambitions of the IMO to reduce shipping’s total annual greenhouse gas emissions by at least 50% by 2050.

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

Our Fleet
The following table sets forth our vessels as of April 28, 2022:

Operating Vessel	Year Built	Vessel Size (cbm)	Employment Status	Current Cargo	Charter Expiration Date
Ethylene/ethane capable semi-refrigerated midsize
Navigator Aurora	2016	37,300	Time Charter	Ethane	December 2026
Navigator Eclipse	2016	37,300	Time Charter	Ethane	March 2026
Navigator Nova	2017	37,300	Time Charter	Ethane	September 2026
Navigator Prominence	2017	37,300	Time Charter	Ethane	January 2026

Ethylene/ethane capable semi-refrigerated handysize
Navigator Orion*	2000	22,085	Time Charter	Ethane	September 2022
Navigator Pluto*	2000	22,085	Spot Market	Ethylene	—
Navigator Saturn*	2000	22,085	Time Charter	Ethane	June 2022
Navigator Venus*	2000	22,085	Spot Market	Ethylene	—
Navigator Atlas*	2014	21,000	Spot Market	Ethane	—
Navigator Europa*	2014	21,000	Spot Market	Ethane	—
Navigator Oberon*	2014	21,000	Spot Market	Ethylene	—
Navigator Triton*	2015	21,000	Spot Market	Ethane	—
Navigator Umbrio*	2015	21,000	Spot Market	Ethylene	—

Ethylene/ethane capable semi-refrigerated smaller size
Happy Kestrel**	2013	12,000	Unigas Pool	—	—
Happy Osprey**	2013	12,000	Unigas Pool	—	—
Happy Peregrine**	2014	12,000	Unigas Pool	—	—
Happy Albatross**	2015	12,000	Unigas Pool	—	—
Happy Avocet**	2017	12,000	Unigas Pool	—	—

Semi-refrigerated handysize
Navigator Magellan	1998	20,700	Time charter	LPG	April 2022
Navigator Aries	2008	20,750	Time charter	LPG	January 2023
Navigator Capricorn	2008	20,750	Time charter	LPG	June 2022
Navigator Gemini	2009	20,750	Time charter	LPG	January 2023
Navigator Pegasus	2009	22,200	Time charter	Propylene	August 2022
Navigator Phoenix	2009	22,200	Time charter	LPG	May 2022
Navigator Scorpio	2009	20,750	Spot market	LPG	—
Navigator Taurus	2009	20,750	Spot market	LPG	—
Navigator Virgo	2009	20,750	Drydock	—	—
Navigator Leo	2011	20,600	Time charter	LPG	December 2023
Navigator Libra	2012	20,600	Time charter	LPG	December 2023
Atlantic Gas	2014	22,000	Spot market	—	—
Adriatic Gas	2015	22,000	Spot market	Butadiene	—
Balearic Gas	2015	22,000	Time charter	LPG	April 2022
Celtic Gas	2015	22,000	Spot market	LPG	—
Navigator Centauri	2015	21,000	Time charter	LPG	May 2022
Navigator Ceres	2015	21,000	Time charter	LPG	June 2022
Navigator Ceto	2016	21,000	Time charter	LPG	June 2022
Navigator Copernico	2016	21,000	Time charter	LPG	June 2022
Bering Gas	2016	22,000	Spot market	Propylene	—

Operating Vessel	Year Built	Vessel Size (cbm)	Employment Status	Current Cargo	Charter Expiration Date
Navigator Luga	2017	22,000	Time charter	LPG	June 2022
Navigator Yauza	2017	22,000	Time charter	LPG	June 2022
Arctic Gas	2017	22,000	Spot market	—	—
Pacific Gas	2017	22,000	Spot market	Butadiene	—

Semi-refrigerated smaller size
Happy Falcon**	2002	3,770	Unigas Pool	—	—
Happy Condor**	2008	9,000	Unigas Pool	—	—
Happy Pelican**	2012	6,800	Unigas Pool	—	—
Happy Penguin**	2013	6,800	Unigas Pool	—	—

Fully-refrigerated
Navigator Glory	2010	22,500	Time charter	Ammonia	May 2022
Navigator Grace	2010	22,500	Time charter	Ammonia	October 2022
Navigator Galaxy	2011	22,500	Time charter	Ammonia	December 2022
Navigator Genesis	2011	22,500	Time charter	Ammonia	January 2023
Navigator Global	2011	22,500	Time charter	LPG	October 2022
Navigator Gusto	2011	22,500	Time charter	Ammonia	March 2023
Navigator Jorf	2017	38,000	Time charter	Ammonia	August 2027
*    denotes our owned vessels that operate within the Luna Pool
**  denotes our owned vessels that operate within the independently managed Unigas Pool
Following a sale and leaseback transaction in October 2019,
Navigator Aurora,
is owned by OCY Aurora Ltd., a Maltese limited liability company. OCY Aurora Ltd., the “lessor entity”, is a wholly owned subsidiary of Ocean Yield Malta Limited. We do not hold any shares or voting rights in the lessor entity which is accounted for as a fully consolidated VIE in our consolidated financial statements. Please read Note 10—Variable Interest Entities to our consolidated financial statements.
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
As of December 31, 2021, the average monthly time charter rate for the 26 vessels operating under time charters was approximately $742,363 per calendar month ($24,406 per day) (December 31, 2020: $775,437 per calendar month ($25,494 per day) for 19 vessels operating under time charter). Our current monthly charter rates range from approximately $575,000 to approximately $1,201,458. These time charter rates are the gross monthly charter rates before deduction of any address and brokerage commissions payable to charterers and shipbrokers respectively. Address and brokerage commissions typically range between 1.25% and 2.5% of the gross monthly charter rate. On average, we pay a 1.3% address and brokerage commission with respect to our current time charters.

Our Customers
We provide seaborne transportation and distribution services for LPG, ethane, ethylene, petrochemical gases and ammonia to:

•
Major Oil and Gas Companies,
such as ExxonMobil, ENI, Repsol, BP, Shell, Phillips 66, Sunoco/Energy Transfer and Total SA,; as well as state affiliated companies such as Pertamina, the Indonesian state-owned producer of hydrocarbons and petrochemicals; Sonatrach, the national oil and gas company of Algeria and its shipping company Hyproc; and PETRONAS, the state-owned oil and gas company of Malaysia;

•
Chemical Companies,
such as SABIC and Aramco, multi-national chemical manufacturing corporations based in Saudi Arabia; OCP, a world leading fertilizer producer and ammonia importer; BASF, INEOS and Borealis, all leading multi-national chemical corporations; Braskem, a Brazilian petrochemical manufacturer; Sibur, a Russian gas processing and petrochemicals company and Asia Chemical Trading Pte and Zhejiang Satellite Petrochemical, both large Chinese chemical producers; and

•
Energy Trading Companies,
such as Mitsubishi International Corporation, Marubeni and Mitsui, trading all major commodities, finance and investment conglomerates; Kolmar, Integra, Vinmar and BGN, international commodity trading companies; Geogas and Petredec, LPG trading companies; Trafigura Limited and Global One Energy (Gloen), all international commodities trading and logistics companies; Vitol Group, an independent energy trading company; and Trammo, a leading international merchandising and trading company.

We have derived, and believe that we will continue to derive, a significant portion of our revenues from a limited number of customers. Our customers include major oil and gas companies, chemical companies, energy trading companies, state owned oil companies and various other entities that depend upon marine transportation. Two of our customers accounted for approximately 10% each, and in aggregate, 20.7% of our consolidated revenues during the year ended December 31, 2021, equivalent to $73.2 million of our total operating revenues. Two of our customers accounted for more than 10% each, and in aggregate, 25.1% of our operating revenues during the year ended December 31, 2020, equivalent to $80.6 million of our total revenues. During these periods, no other customer accounted for over 10% of our revenues. The loss of any significant customer or a substantial decline in the amount of services requested by a significant customer, or the inability of a significant customer to pay for our services, could have a material adverse effect on our business, financial condition and results of operations.
Vessel Employment
Our chartering strategy is to combine a base of both short and long-term time charters, and COAs with voyage charters, as well as employing our smaller vessels through the Unigas Pool. We currently operate a total of 53 vessels. As of December 31, 2021, we had 55 vessels, of which 26 were employed under time charters, 17 were employed in the spot market, two were employed under contracts of affreightment and 10 were independently commercially managed through the Unigas Pool.
Our voyage charters during 2021 remained focused on the seaborne transportation of petrochemicals. Our flexible, semi-refrigerated vessels are highly versatile in that they, unlike fully-refrigerated vessels, can accommodate petrochemicals, LPG and ammonia at ambient as well as fully-refrigerated temperatures.
We have seen an increase in the amount of ethane and ethylene carried across spot and time charter tonnage, from to 697,454 metric tons in 2020 to 943,035 metric tons in 2021. Ethylene and ethane are highly specialized gases, that require sophisticated ethylene/ethane-capable tonnage to transport. We currently have 13 owned ethane/ethylene capable gas carriers on the water, and five additional ethylene vessels operating within the Luna Pool, one of the largest fleets of such vessels.

Petrochemicals (such as ethylene, ethane, propylene and butadiene) transported on spot voyage contracts during the 12 months of 2021 accounted for 80% of all voyage days compared to 86% of all voyage days in 2020. LPG transported on spot voyage contracts accounted for the remaining 20% of spot voyage days in 2021 compared to 14% in 2020.
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
Hire Rate.
The hire rate refers to the basic payment by the customer for the use of the vessel. Under our time charters, the hire rate is payable monthly in advance in U.S. Dollars, Euros or in case of the ships chartered to Pertamina, in Indonesian Rupiah, as specified in the charter.
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
Termination.
Each of our time charters terminates automatically in the event of loss of the applicable vessel. In addition, we are generally entitled to suspend performance (but with the continuing accrual to our benefit of hire payments and default interest) under most of the time charters if the customer defaults in its payment obligations. Under most of the time charters, either party may also terminate the charter in the event of war in specified countries or in locations that would significantly disrupt the free trade of the vessel or if either party becomes a sanctioned entity.

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
Commercial Management of the Fleet
We perform commercial management of 37 of our vessels
in-house
through our wholly-owned subsidiary, Navigator Gas L.L.C., under the terms of individual management contracts between Navigator Gas L.L.C. and each of our vessel-owning subsidiaries. Commercial management includes all chartering services for our vessels. Navigator Gas L.L.C. in turn has appointed its wholly-owned subsidiary, NGT Services (UK) Limited, as its agent for commercial services for our vessels.
Ultragas ApS has entered into bareboat contracts for 16 of our vessels with our vessel-owning subsidiaries. We perform commercial management for seven of these vessels in-house
and nine are independently commercially managed by the Unigas Pool.
In 2020, we formed the Luna Pool, which comprises nine of our ethylene vessels and five ethylene vessels owned by Pacific Gas Pte. Ltd. and focuses on the transportation of ethylene and ethane to meet the growing demands of our customers. Our wholly-owned subsidiary, NGT Services (UK) Limited, is the commercial and accounting manager of the Luna Pool.
Technical Management of the Fleet
General
We outsource the technical management for 20 vessels in our fleet to NMM and Thome, third-party technical management companies, under the terms of standard BIMCO ship management agreements, or the “technical management agreements.” We refer to NMM and Thome herein as our “technical managers.” We currently provide in-house
technical management for 33 of our 53 vessels through our wholly owned subsidiaries, Navigator Gas Shipmanagement Ltd and Ultraship ApS. By managing some of our vessels in-house,
we intend to seek opportunities to gain greater control over the management of our vessels and enhance safety, risk management, customer service, reliability and build strong relationships with our charterers. Please see “Item 3—Key Information—Risk Factors—Risks Related to Our Business”.
Our wholly-owned technical manager subsidiaries are accredited with International Standards Organization (“ISO”) 14001 (Environmental Management System), ISO 9001 (Quality Management System) and ISO 45001 (Occupational Health & Safety) standards.
NMM is a wholly-owned subsidiary of Stena AB Gothenburg, formed in 1983 and located in Clydebank, Scotland. Thome was formed in 1976 and is a wholly owned subsidiary of Thome Group located in Singapore. Each of our technical managers are involved in the management of a wide range of vessels and both are very well established and respected companies within the ship management community. Our technical managers have fully-owned crew recruitment agencies in major crew recruitment centers around the world and are able to provide us with good quality competent officers and crews, to meet our crewing requirements. We believe our technical managers manage our vessels in a safe and proper manner in accordance with owners’ requirements, design parameters, flag state and classification society requirements, charter party requirements and the international safety management (“ISM”) code. Both NMM and Thome are accredited to ISO 9001, ISO 14001 and ISO 45001 standards.
We believe our vessels are operated in a manner intended to protect the safety and health of employees, the general public and the environment. We actively manage the risks inherent in our business and are committed to eliminating incidents that threaten the Safety, Reliability and Efficiency of the vessels, such as groundings, fires, collisions and spills. We are actively committed to reducing greenhouse gas emissions and any waste generated by our activities, as part of our ISO 14001 commitments and in line with the Regulation of Greenhouse Gas Emissions as set out by the International Maritime Organization (“IMO”).
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
Crewing
We have entered into crew management agreements with our technical managers for 37 of our 53 vessels and we provide crew management services in-house
for 16 of our vessels through our wholly owned subsidiary, Ultraship ApS. Under the terms of the crew management agreements, we or our technical managers are responsible for arranging crews for our fleet and are required to, among other things:

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
The crewing management fee is included with the technical management fee referred to above. For some of our in-house
technically managed vessels, NMM provides separate crew management agreements costing approximately $0.06 million per vessel per year.
We believe that the crewing arrangements ensure that our vessels are crewed with qualified and competent seafarers that have the licenses required by international regulations and conventions. As of December 31, 2021, our vessels were crewed by approximately 1,800 seagoing staff.
Insurance and Risk Management
The operation of any oceangoing vessel carries an inherent risk of catastrophic marine disasters, death or injury of persons and property losses caused by adverse weather conditions, mechanical failures, human error, war, terrorism, piracy and other circumstances or events. The occurrence of any of these events may result in loss of revenues or increased costs. While we believe that our present insurance coverage is adequate, not all risks can be insured, and there can be no guarantee that any specific claim will be paid, or that we will always be able to obtain adequate insurance coverage at reasonable rates.
Hull and Machinery
We carry “hull and machinery” insurance for each of our vessels, which insures against the risk of actual or constructive total loss of our vessels. Hull and machinery insurance also covers damage to mechanical equipment on board and loss of, or damage to a vessel due to marine perils such as collisions, grounding and weather. Each vessel in our existing fleet has insurance for a total amount greater than what we believe to be its fair market value, with a deductible of $0.15 million per incident or claim.
War Risks Insurance
We also carry insurance policies covering war risks. Each vessel in our existing fleet has insurance for a total amount greater than what we believe to be its fair market value, with no deductible. When our vessels travel into certain hostile regions, we are required to notify our war risk insurance carrier and may incur an additional premium, generally for up to seven days. These additional premiums are declared by the insurance market depending on the region and are typically paid by the charterers pursuant to the terms of our time charter agreements and are paid by us under the terms of our voyage charter and COA agreements.
Protection and Indemnity Insurance Associations
We purchase “protection and indemnity” insurance (“P&I”) for each of the vessels in our existing fleet to protect against most of the accident-related risks originating from the conduct of our business. Protection and indemnity insurance is provided by mutual protection and indemnity associations, or “P&I Clubs,” and covers our third-party liabilities in connection with our shipping activities. This includes third-party liability and other expenses related to injury or death of our crew, passengers and other third parties, loss of or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances, and salvage, towing and other related costs, including wreck removal. Each of the vessels in our fleet is entered in the Standard Steamship Owners’ Protection & Indemnity Association (Bermuda) Limited, (“The Standard Club”) or the Steamship Mutual Underwriting Association (Europe) Limited, (“Steamship Mutual”) both of which are members of The International Group of P&I Clubs, (“the IG”).

The Standard Club and Steamship Mutual each insure in excess of 100 million gross tons of shipping from all parts of the world and from most sectors of the shipping industry. Each IG Club retains the first $10 million and the IG then jointly shares all claims between $10 million and $100 million under a pooling agreement. Thereafter, the IG has structured a unique reinsurance placement in numerous layers , among others with the participation of the IG‘s own captive (Hydra), and up to a limit of $2.1 billion. Catastrophic oil spills carry a limit of $3.1 billion, while claims in excess of $3.1 billion are then returned to their respective P&I Clubs.
In P&I, insurance premiums are named “calls” because the P&I Clubs are mutuals who call “premium” into the club’s fund from which the P&I Club pays the claims. As a mutual, the P&I Clubs’ performance depends on the membership of shipowners as a whole and therefore the P&I Clubs charge “general premium increases” at each February 20 th
renewal, which in theory apply to all its members. In practice, a well performing shipowner (i.e. a shipowner with few claims) will however achieve better renewal terms than the general increase stated by the P&I Club.
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
Although we believe that we are in compliance with applicable environmental laws and regulations and have all permits, licenses and certificates required for our vessels, future non-compliance
or failure to maintain necessary permits or approvals could require us to incur substantial costs or temporarily suspend operation of one or more of our vessels. A variety of governmental and private entities inspect our vessels on both a scheduled and unscheduled basis. These entities, each of which may have unique requirements and each of which conducts frequent inspections, include local and port state authorities, such as the U.S. Coast Guard, harbor master or equivalent, classification societies, flag state, or the administration of the country of registry and charterers. We expect that our vessels will continue to be subject to inspection by these governmental and private entities on both a scheduled and unscheduled basis.
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
Navigator Gas Shipmanagement Ltd., Ultraship ApS, NMM and Thome have been certified to the ISO 14001:2015 Environmental Management System standard. NMM has also certified to the ISO 50001:2018 (energy efficiency) standard. In summary terms, ISO 14000 is a family of standards related to environmental management systems that exists to help organizations minimize how their operations negatively affect the environment; comply with applicable laws, regulations, and other environmentally oriented requirements; and continually improve environmental performance.
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
Vessels that transport gas, including our vessels, are also subject to regulation under the International Gas Carrier Code, or the “IGC Code,” published by the IMO. The IGC Code provides a standard for the safe carriage of liquid gases by prescribing the design and construction standards of vessels involved in such carriage. Compliance with the IGC Code must be evidenced by a Certificate of Fitness for the Carriage of Liquefied Gases in Bulk. Each of our vessels has a Certificate of Fitness evidencing compliance with the IGC Code.
Non-compliance
with the IGC Code or other applicable IMO regulations may subject a shipowner or a bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports.
The IMO also promulgates ongoing amendments to the international convention for the Safety of Life at Sea 1974 and its protocol of 1988, (“SOLAS.”) SOLAS provides rules for the construction of and equipment required for commercial vessels and includes regulations for safe operation and addresses maritime security. SOLAS requires the provision of lifeboats and other life-saving appliances, requires the use of the Global Maritime Distress and Safety System, which is an international radio equipment and watchkeeping standard, afloat and at shore stations, and relates to the Treaty on the Standards of Training and Certification of Watchkeeping Officers, or “STCW,” also promulgated by the IMO. The STCW establishes minimum training, certification, and watchkeeping standards for seafarers. Flag states that have ratified SOLAS and STCW generally employ the classification societies, which have incorporated SOLAS and STCW requirements into their class rules, to undertake surveys to confirm compliance.
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
In January 2016, additional amendments became effective to the International Code for the Construction of Equipment of Ships Carrying Dangerous Chemicals in Bulk (the “IBC Code”) that was adopted in May 2014. The provisions of the IBC Code are mandatory under MARPOL and SOLAS. These amendments, which entered into force in June 2014, pertain to revised international certificates of fitness for the carriage of dangerous chemicals in bulk and identifying new products that fall under the IBC Code.
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
Air Emissions
The International Convention for the Prevention of Marine Pollution from Ships, or “MARPOL,” is the principal international convention negotiated by the IMO governing marine pollution prevention and response. MARPOL imposes environmental standards on the shipping industry relating to oil spills, management of garbage, the handling and disposal of noxious liquids, sewage and air emissions. MARPOL 73/78 Annex VI “Regulations for the Prevention of Air Pollution,” or “Annex VI,” entered into force on May 19, 2005, and applies to all ships, fixed and floating drilling rigs and other floating platforms. Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from ship exhausts, emissions of volatile compounds from cargo tanks, incineration of specific substances, and prohibits deliberate emissions of ozone depleting substances. Annex VI also includes a global cap on sulfur content of fuel oil and allows for emission control areas (“ECAs”) to be established with more stringent controls on sulfur emissions. The certification requirements for Annex VI depend on size of the vessel and time of periodic classification survey. Ships weighing more than 400 gross tons and engaged in international voyages involving countries that have ratified the conventions, or ships flying the flag of those countries, are required to have an International Air Pollution Certificate, or an “IAPP Certificate.” Annex VI came into force in the United States on January 8, 2009. As of December 31, 2021, all our ships delivered or drydocked since May 19, 2005, have been issued IAPP Certificates.
Annex I to MARPOL, which applies to various ships delivered on or after August 1, 2010, includes requirements for the protected location of fuel tanks, performance standards for accidental oil fuel outflow, a tank capacity limit and certain other maintenance, inspection and engineering standards. IMO regulations also require owners and operators of vessels to adopt Ship Oil Pollution Emergency Plans. Periodic training and drills for response personnel and for vessels and their crews are required.
Amendments to Annex VI that took effect in 2010 required progressively stricter reductions in sulfur emissions from ships. Beginning on January 1, 2012, fuel used to power ships in all seas could contain no more than 3.5% sulfur, and under IMO 2020, which commenced January 1, 2020, no more than 0.5% sulfur, with stricter limits on fuels used in ECAs. For fuels used in ECAs, the cap settled at 0.1% in January 2015. The amendments also established tiers of more stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation. The European directive 2005/33/EU, effective from January 1, 2010, bans the use of fuel oils containing more than 0.1% sulfur by mass by any merchant vessel while berthed or anchored in any EU port and, as amended, aligns with IMO 2020 requirements. Our vessels have achieved compliance, where necessary, by purchasing and utilizing fuel that meets applicable low-sulfur
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
Ballast Water Management Convention
The IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments, or the “BWM Convention,” in February 2004. The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with a requirement for mandatory ballast water treatment. The BWM Convention entered into force on September 8, 2017; however IMO later decided to postpone the compliance date for existing vessels by 2 years, i.e. until the first renewal survey following September 8, 2019. Although the United States has not ratified the BWM Convention, it has implanted ballast water management requirements. As referenced below, the U.S. Coast Guard issued ballast water management rules on March 23, 2012, and the U.S. Environmental Protection Agency, or “EPA,” issued a five year Vessel General Permit (VGP) in March 2013 that contains numeric technology-based ballast water effluent limitations. The VGP program is in the process of being phased out and replaced with National Standards of Performance (NSPs) to be developed by EPA and implemented and enforced by the U.S. Coast Guard. The 2013 VGP remains in effect pending such transition to NSPs. From 2016 (or not later than the first intermediate or renewal survey after 2016), only ballast water treatment will be accepted by the BWM Convention. Installation of ballast water treatments systems will be needed on all our vessels to comply with the BWM Convention and U.S. regulations discussed below. We began fitting ballast water treatment system (“BWTS”) on any of our vessels entering drydocks since January 1, 2018, and we had seven vessels still to be fitted as at December 31, 2021. The additional cost of a BWTS is approximately $0.6 million per vessel.
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
In December 2018, the Vessel Incidental Discharge Act (VIDA) was signed into law and restructured the EPA and the U.S. Coast Guard programs for regulating incidental discharges from vessels. Rather than requiring CWA permits, the discharges will be regulated under a new CWA Section 312(p) establishing Uniform National Standards for Discharges Incidental to Normal Operation of Vessels. Under VIDA, VGP provisions and existing U.S. Coast Guard regulations will be phased out over a period of approximately four years and replaced with National Standards of Performance (NSPs) to be developed by EPA and implemented and enforced by the U.S. Coast Guard. On October 26, 2020, EPA issued proposed regulations to establish NSPs, including general discharge standards of performance, covering general operation and maintenance, biofouling management, and oil management, and specific discharge standards applicable to specified pieces of equipment and systems. Final regulations are currently expected in late 2022. The scheduled expiration date of the 2013 VGP was December 18, 2018, but under VIDA the provisions of the VGP will remain in place until the new regulations are in place.
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
As of January 1, 2013, all new ships must comply with mandatory requirements adopted by the MEPC of IMO in July 2011 in part to address greenhouse gas emission. These requirements add energy efficiency standards through an Energy Efficiency Design Index (EEDI). IMO’s Greenhouse Gas Working Group agreed on these guidelines to require all ships to develop and implement a Ship Energy Efficiency Plan (SEEMP). The regulations apply to all ships of 400 tonnes gross tonnage and above. The IMO also adopted a mandatory requirement in October 2016 that ships of 5000 gross tonnage and above record and report their fuel oil consumption. The requirement entered into force on March 1, 2018. These rules will likely affect the operations of vessels that are registered in countries that are signatories to MARPOL Annex VI or vessels that call upon ports located within such countries. In November 2020, the MEPC adopted further amendments to MARPOL Annex VI intended to significantly strengthen the EEDI “phase 3” requirements. These amendments accelerate the entry into effect date of phase 3 from 2025 to 2022 for several ship types, including gas carriers, general cargo ships and LNG carriers and require new ships built from that date to be significantly more energy efficient. The MEPC also is looking into the possible introduction of a phase 4 of EEDI requirements. The IMO is also considering the development of a market-based mechanism for greenhouse gas emissions from ships. At the October 2016 Marine Environmental Protection Committee session, the IMO adopted a roadmap for developing a comprehensive IMO strategy on reduction of GHG emissions. In April 2018, the MEPC adopted an initial strategy designed to reduce the emission of greenhouse gases from vessels, including short-term, mid-term
and long-term candidate measures with a vision of reducing and phasing out greenhouse gas emissions from vessels as soon as possible in the 21 st
Century and to reduce the total annual GHG emissions by at least 50% by 2050 compared to 2008. According to the “Roadmap” approved by IMO Member States in 2016, the initial strategy is due to be revised by 2023. In June 2021, the MEPC adopted amendments to MARPOL Annex VI that enter into force November 1, 2022 and establish an enforceable regulatory framework to reduce GHG emissions from international shipping, consisting of technical and operational carbon reduction measures. These measures include use of an Energy Efficiency Existing Ship Index (“EEXI”), an operational Carbon Intensity Indicator (“CII”) and an enhanced SEEMP to drive carbon intensity reductions. A vessel’s attained EEXI will be calculated in accordance with values established based on type and size category, which compares the vessels’ energy efficiency to a baseline. A vessel will then be required to meet a specific EEXI based on a required reduction factor expressed as a percentage relative to the EEDI baseline. Under the MARPOL VI amendments, vessels with a gross tonnage of 5,000 or greater must determine their required annual operational CII and their annual carbon intensity reduction factor needed to ensure continuous improvement of the vessel’s CII. On an annual basis, the actual annual operational CII achieved must be documented and verified against the vessel’s required annual operational CII to determine the vessel’s operational carbon intensity rating on a performance level scale of A (major superior) to E (inferior). The performance level would be required to be recorded in the vessel’s SEEMP. A vessel with an E rating, or three consecutive years of a D (minor inferior) rating, will be required to submit a corrective action plan showing how the vessel would achieve a C (moderate) rating. The requirements for EEXI and CII certification included in the MARPOL Annex VI amendments take effect January 1, 2023, which means the first annual reporting will be completed in 2023 and the first rating given in 2024. This regulatory approach is consistent with the IMO GHG Strategy target of a 40% carbon intensity reduction for international shipping by 2030, as compared to 2008. The relatively slow progress of the IMO in addressing emissions of greenhouse gases from vessels prompted the EU to proceed on a parallel path of regulation. In July 2021, the European Commission announced proposals that would put in place measures to address greenhouse gases from shipping, including the phased inclusion of GHG emissions from large vessels in the EU emissions trading system beginning in 2023 and the inclusion of methane emissions in monitoring, reporting and verification requirements applicable to vessels. The European Parliament has also called for binding carbon dioxide reduction targets for shipping companies, which would require reduction of annual average carbon dioxide emissions of all ships during operation by at least 40% by 2030 as compared to 2018 levels.
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
Other Regulation
Our vessels may also become subject to the International Convention on Liability and Compensation for Damage in Connection with the Carriage of Hazardous and Noxious Substances by Sea, 1996 as amended by the Protocol to the HNS Convention, adopted in April 2010, or the “2010 HNS Protocol,” and collectively, the “2010 HNS Convention,” if it is entered into force. At least 12 states must ratify or accede to the 2010 HNS Protocol for it to enter into effect. In July 2019, South Africa became the fifth state to ratify the protocol. At least seven more states must ratify or accede to the protocol for it to enter into effect. In 2020, EU Ministers signed a declaration highlighting the importance of ratifying the 2010 HNS Convention. And at least 6 states reported on significant progress toward implementation and ratification of the 2010 HNS Convention at the 2020 and 2021 sessions of the International Oil Pollution Compensation Funds.
The Convention creates a regime of liability and compensation for damage from hazardous and noxious substances, or “HNS.” The 2010 HNS Convention sets up a two-tier
system of compensation composed of

compulsory insurance taken out by shipowners and an HNS Fund which comes into play when the insurance is insufficient to satisfy a claim or does not cover the incident. Under the 2010 HNS Convention, if damage is caused by bulk HNS, claims for compensation will first be sought from the shipowner up to a maximum of 100 million Special Drawing Rights, or “SDR,” which was equivalent to $138 million U.S. dollars as of January 31, 2016. SDRs are supplementary, foreign exchange reserve assets created and maintained by the International Monetary Fund, or “IMF,” based upon a basket of currencies (consisting of the euro, Chinese yuan, Japanese yen, pound sterling and U.S. dollar). The SDR basket is reviewed every five years, or earlier if warranted, to ensure that the basket reflects the relative importance of currencies in the world’s trading and financial systems. SDRs are not a currency, but instead represent a claim to currency held by IMF member countries for which SDRs may be exchanged. Monetary values and limits in many international maritime treaties are expressed in terms of SDRs. As of December 31, 2021, the exchange rate was 1 SDR equal to 1.39959 U.S. dollars. If the damage is caused by packaged HNS or by both bulk and packaged HNS, the maximum liability is 115 million SDR (equivalent to approximately $161 million U.S. dollars as of December 31, 2021). Once the limit is reached, compensation will be paid from the HNS Fund up to a maximum of 250 million SDR (equivalent to approximately $350 million U.S. dollars as of December 31, 2021). The 2010 HNS Convention has not been ratified by a sufficient number of countries to enter into force, and we cannot estimate the costs that may be needed to comply with any such requirements that may be adopted with any certainty at this time.
In-House
Inspections
We, NMM and Thome carry out inspections of the ships under management on a regular basis; to verify conformity with managers’ reports on upkeep and maintenance. The results of these inspections, which are conducted both in port and underway, result in a report containing action items and recommendations for improvements to the overall condition of the vessel, maintenance, safety and crew welfare. The vessels we manage in house are inspected on a regular basis to verify their condition and that upkeep, maintenance, crewing standards and welfare are in compliance with the requirements of our Safety Management System. Opportunities to conduct physical inspections had been severely curtailed due to the
COVID-19
pandemic, but remote audits and inspections were undertaken in lieu of physical inspections.
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
As a result of the advent of
COVID-19,
the health and safety of our crew is paramount as we continue our vital role in the supply of liquefied gases worldwide while meeting the needs of our customers, suppliers and other partners. We have introduced significantly enhanced procedures onboard all our vessels, for agents and other shoreside personnel coming on board, as well as other lockdown procedures in the event a crew member to be suspected of contracting the virus.
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
Our existing fleet had an average age of 10.2 years as of December 31, 2021. We believe that our relatively young fleet positions us well to compete in terms of our vessels meeting the strategic and operational needs of our charterers. We own and operate the largest fleet in the handysize segment, which, in our view, enhances our position relative to our competitors. While there are some barriers to entry for operating liquefied gas carriers, including the complexity of operating semi-refrigerated gas carriers that constantly require switching between a myriad of cargo types, crew expertise, and the availability of finance, new entrants have entered the market over the last number of years.
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
Properties
Other than our vessels and our investment in the Marine Export Terminal, we do not own any material property. We lease office space for our representative offices in London, Copenhagen, Gdynia and New York.
The lease term for our representative office in London commenced in January 2022 and is for a period of 10 years with a mutual break option in February 2027, which is the fifth anniversary from the lease commencement date. The gross rent per year for our office lease is approximately $1.1 million.
The lease term for our representative office in Copenhagen commenced in September 2021 and expires in December 2025. The gross rent per year for our office lease is approximately $0.2 million.
The lease term for our representative office in Gdynia, Poland was revised during 2021 for an amended period to May 31, 2025. The gross rent per year is approximately $64,000.
The lease term for our representative office in New York is for a period of five years from June 2017 and ends on May 31, 2022. The gross rent per year is approximately $365,000. We do not intend to renew this lease after its expiration.
Employees
We had 124 employees as of December 31, 2021. We consider our employee relations to be good.
Legal Proceedings
We expect that in the future we may be subject to legal proceedings and claims in the ordinary course of business, principally personal injury and property casualty claims. These claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. We are not aware of any legal proceedings or claims that we believe will have, individually or in the aggregate, a material adverse effect on us.
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
Taxation of Operating Income
. Substantially all of our gross income for 2021 and a significant proportion of our future gross income is attributable to the transportation of LPGs and petrochemicals and related products. Gross income that is attributable to transportation that either begins or ends, but that does not both begin and end, in the United States, or “U.S. Source International Transportation Income,” is considered to be 50.0% derived from sources within the United States and may be subject to U.S. federal income tax as described below. Gross income attributable to transportation that both begins and ends in the United States, or “U.S. Source Domestic Transportation Income,” is considered to be 100.0% derived from sources within the United States and generally is subject to U.S. federal income tax on a net basis. Gross income attributable to transportation exclusively between
non-U.S.
destinations is considered to be 100.0% derived from sources outside the United States and generally is not subject to U.S. federal income tax. We are not permitted by law to engage in transportation that gives rise to U.S. Source Domestic Transportation Income. However, certain of our activities give rise to U.S. Source International Transportation Income, and we may in the future increase our operations in the United States, which would result in an increase in the amount of our U.S. Source International Transportation Income, all of which would be subject to U.S. federal income taxation unless the exemption from U.S. taxation under Section 883 of the Code, or the “Section 883 Exemption,” applies.
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
From the 2014 taxable year through the 2021 taxable year, we believe that we satisfied the requirements of the Section 883 exemption and therefore we were not subject to U.S. federal income taxation on our U.S. Source

International Transportation Income. For the current and future taxable years, we believe we will be able to satisfy the Publicly Traded Test, provided we satisfy the listing and trading volume requirements described previously and the Closely Held Block Exception does not apply for such years. Our common stock, which is our only class of equity outstanding, represents more than 50.0% of the total combined voting power and value of all classes of our equity interests entitled to vote. In addition, because our common stock is traded only on the NYSE, which is considered to be an established securities market, our equity interests are “primarily traded” on an established securities market for purposes of the Publicly Traded Test. Further, we anticipate that our common stock will meet the “regularly traded” requirement of the Publicly Traded Test.
According to Schedule 13D and Schedule 13G filings with the SEC, 5.0% shareholders currently own, in the aggregate, more than 50.0% of the total vote and value of our common stock. Assuming such 5.0% shareholders continue to be 5.0% shareholders and continue to own 50% or more of our common stock for the foreseeable future, the Closely Held Block Exception generally will cause us to fail the regularly traded requirement of the Publicly Traded Test for the current and future taxable years. However, we have obtained ownership statements that we believe will establish that a sufficient proportion of our 5.0% shareholders are ultimately owned by Qualified Shareholders so as to cause the Closely Held Block Exception not to apply for the foreseeable future. Notwithstanding our current expectations, additional persons that are not Qualified Shareholders may become 5.0% shareholders at any time. If 50.0% or more of our common stock were held by 5.0% shareholders (other than Qualified Shareholders) for more than half of the days of the current or any future year, we would likely not qualify for an exemption under Section 883 for such taxable year, due to the Closely Held Block Exception. Because qualification for the Section 883 Exception depends upon factual matters that are subject to change and are outside of our control, there can be no assurance that we will be able to satisfy the Publicly Traded Test for the current or any future taxable year. Please see “—The Net Basis Tax and Branch Profits Tax” and “—The 4.0% Gross Basis Tax” below for a discussion of the consequences in the event we do not satisfy the Publicly Traded Test or otherwise fail to qualify for the Section 883 Exemption.
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
As noted above, the Marine Export Terminal on the U.S. Gulf Coast became operational in 2019 and a portion of our gross income for 2021 was derived from the operations of this terminal. Our U.S. subsidiary that owns our interest in the Marine Export Terminal will be subject to U.S. federal income tax (generally at a rate of 21.0%) on its 50% share of any net income from the Marine Export Terminal.
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
Republic of the Marshall Islands Taxation
Certain of our vessel owning subsidiaries are companies incorporated in the Republic of the Marshall Islands. We believe that because we and our controlled affiliates do not, and do not expect to, conduct business or operations in the Republic of the Marshall Islands, neither we nor our controlled affiliates will be subject to income, capital gains, profits or other taxation under current Republic of the Marshall Islands law. As a result, distributions by our controlled affiliates to us will not be subject to Republic of the Marshall Islands taxation.
Panama Taxation
Certain of our vessel owning subsidiaries are companies incorporated in the Republic of Panama. Companies that own vessels engaged in international transportation are not subject to taxes in Panama.
Denmark Taxation
A number of our subsidiaries are incorporated companies in Denmark. These Danish companies have entered into Danish tonnage tax which results in taxation being incurred based on the size of the vessels, regardless of their operational results.
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

Indonesia Taxation
PT Navigator Khatulistiwa “PTNK” is a joint venture of which 49% of the voting and dividend rights are owned by a subsidiary though ultimately controlled at the shareholder level by our subsidiary, and 51% of such rights are owned by Indonesian limited liability companies. PTNK is subject to Indonesian freight tax on all of its gross shipping transportation revenue at a rate of 1.2% when a vessel is performing Indonesian cabotage and 2.64% in the event a vessel performs an international voyage.
Poland Taxation
NGT Services (Poland) Sp. Z O.O. is a Polish service company and is subject to Polish tax on all its profits wherever arising.
Maltese Taxation
OCY Aurora Ltd., the lessor VIE, is a Maltese special purpose company and is subject to Maltese tax on all its profits wherever arising. Please read Note 10—Variable Interest Entities to our consolidated financial statements.

C.	Organizational Structure
See Exhibit 8.1 to this Annual Report—Group Subsidiaries to our consolidated financial statements, which is incorporated by reference in this Item 4.C.

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
Overview
We are the owner and operator of 53 liquefied gas carriers, which includes the world’s largest fleet of handysize liquefied gas carriers. We also own a 50% share in our ethylene Marine Export Terminal at Morgan’s Point, Texas on the Houston Ship Channel through our Export Terminal Joint Venture. We provide international and regional seaborne transportation services of petrochemical gases, LPG and ammonia for energy companies, industrial users and commodity traders. These gases are transported in liquefied form, by applying cooling and/or pressure, to reduce volume by up to 900 times depending on the cargo, making their transportation more efficient and economical.

We employ our vessels through a combination of time charters, voyage charters and COAs. Of our current 53 vessels, nine are commercially managed through an independent Pool, the Unigas Pool. We employ the other 44 vessels under a combination of time charters, COA’s and voyage charters on the spot market. Of these 44 vessels nine form part of the Luna Pool along with five vessels from another participant, all of which are subject to either time charter, voyage charter or COA’s. As of December 31, 2021, 26 vessels were employed under time charters (December 31, 2020: 19 vessels), two were employed under contracts of affreightment (December 31, 2020: five vessels) and 17 were employed in the spot market (December 31, 2020: 14 vessels). Our operated vessels earned an average time charter equivalent rate of approximately $22,145 per vessel per day ($673,575 per vessel per calendar month) during the year ended December 31, 2021, compared to approximately $21,573 per day ($656,193 per vessel per calendar month) for the year ended December 31, 2020.
The construction of our 50% owned ethylene Marine Export Terminal on the Houston Ship Channel was fully completed in December 2020 and provides a gateway to export at least one million tons of ethylene per year. The terminal has the capability to load ethylene at rates of 1,000 tons per hour and has a number of take or pay offtake agreements, which have minimum terms of five years, that came into effect on or before January 1, 2021. These commitments provide for a minimum ethylene throughput of 938,000 tons of ethylene, or 94% of nameplate capacity, through the terminal annually.
Vessel Contracts
We generate revenue by providing seaborne transportation services to customers pursuant to the following five types of contractual relationships:
Time Charters
. A time charter is a contract under which a vessel is chartered for a defined period of time at a fixed daily or monthly rate. Under time charters, we are responsible for providing crewing and other vessel operating services, the cost of which is intended to be covered by the fixed rate, while the customer is responsible for substantially all of the voyage expenses, including any bunker fuel consumption, port expenses and canal tolls. LPG is typically transported under a time charter arrangement, generally with a term of 12 months. However, seven of our 26 time charters at December 31, 2021 are for long-term charters exceeding 12 months. For the year ended December 31, 2021, approximately 47.2% of our revenue was generated pursuant to time charters, compared to approximately 55.6% for the year ended December 31, 2020.
Voyage Charters
. A voyage charter or spot charter is a contract, typically for shorter intervals, for transportation of a specified cargo between two or more designated ports. This type of charter is priced on a current or “spot” market rate, typically on a price per ton of product carried rather than a daily or monthly rate. Under voyage charters, we are responsible for all of the voyage expenses in addition to providing the crewing and other vessel operating services. Petrochemical gases have typically been transported pursuant to voyage charters, as the seaborne transportation requirements of petrochemical product traders have historically resulted from a particular product arbitrage at a point in time. For the year ended December 31, 2021, approximately 31.4% of our revenue was generated pursuant to voyage charters, compared to approximately 32.9% for the year ended December 31, 2020.
Contracts of Affreightment
. A COA is a contract to carry specified quantities of cargo, usually over prescribed shipping routes, at a fixed price per ton basis (often subject to fuel price or other adjustments) over a defined period of time. As such, a COA essentially consists of a number of voyage charters to carry a specified amount of cargo over a specified time period (i.e. the term of the COA), which can span for months to potentially years. Similar to a voyage charter, we are typically responsible for all voyage expenses in addition to providing all crewing and other vessel operating services when trading under a COA. For the year ended December 31, 2021, approximately 8.8% of our revenue was generated pursuant to COAs, compared to approximately 11.5% for the year ended December 31, 2020.
Operating Revenues—Luna Pool collaborative arrangements
. Operating revenues – Luna Pool collaborative arrangements represent our share of pool net revenues generated by the other participant’s vessels in the pool. Luna Pool earnings are aggregated and then allocated (after deducting pool overheads and managers fees) to the pool participants in accordance with the pooling agreement. For the year ended December 31, 2021, Luna Pool operating revenues represented approximately 6.6% of our total operating revenues compared to approximately 3.9% for the year ended December 31, 2020. The Luna Pool was only operational for nine months of 2020 having been formed on April 1, 2020.
Unigas Pool
. – Revenue from the Unigas Pool represents our share of pool net revenues earned from our vessels operating within the independent commercially managed Unigas Pool, based on agreed pool points. For the year ended December 31, 2021, Unigas Pool revenues represented approximately 6.0% of our total operating revenues. Our vessels operating under the Unigas Pool are those acquired as part of the Ultragas Transaction in August 2021. There is therefore no comparative percentage for the year ended December 31, 2020.
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
Operating Revenues
. Our operating revenues include revenue from time charters, spot or voyage charters, COA’s and Pool arrangements. Operating revenues are affected by the mix of business between time charters, voyage charters and pool arrangements, as well as charter rates and the number of days a vessel operates. Rates for voyage charters are more volatile as they are typically tied to prevailing market rates at the time of the voyage. Historically, voyage charters have usually represented a smaller proportion of our annual operating revenue, but this is changing as we transport more petrochemicals, including ethylene, typically by voyage charters or COAs.
Operating Revenues—Unigas Pool
. Operating revenues – Unigas Pool represent our share of pool net revenues earned from our vessels operating within the independent commercially managed Unigas Pool, based on agreed pool points.
Operating Revenues—Luna Pool collaborative arrangements
. Operating revenues – Luna Pool collaborative arrangements represent our share of pool net revenues generated by the other participant’s vessels in the pool. Luna Pool earnings are aggregated and then allocated (after deducting pool overheads and managers fees) to the pool participants in accordance with the pooling agreement. The Luna Pool, which comprises nine of our ethylene vessels and five ethylene vessels from Pacific Gas Pte. Ltd., focuses on the transportation of ethylene and ethane to meet the growing demands of our customers.
Brokerage Commissions
. Brokerage commissions are costs remitted to shipping brokers for arranging business between us and our customers for our vessels and are calculated as a percentage of chartering income.
Voyage Expenses
. Voyage expenses are all expenses unique to a particular voyage, principally bunker fuel consumption, port expenses and canal tolls. Voyage expenses are paid by the shipowner under voyage charters and contracts of affreightment and by the charterer under time charters. The gross revenue received by the shipowner under voyage charters and COAs is higher than those received under comparable time charters so as to compensate the shipowner for bearing all voyage expenses. As a result, our operating revenues and voyage expenses may vary significantly depending on our mix of time charters, voyage charters and COAs.
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
In connection with providing us with technical management for our fleet, NMM and Thome currently receive crewing and technical management fees of approximately $0.2 million per vessel per year in the aggregate, which fees are considered to be vessel operating expenses. Certain vessels which are under in-house
technical management have the crewing function managed by one of our third-party technical managers for a fee. Our technical and crew management agreements continue until terminated on at least three months’ notice by either party, subject to certain exceptions. As of December 31, 2021, we directly managed 33 of the vessels in our fleet.
Depreciation and Amortization
. Depreciation and amortization expense consists of:

•
charges related to the depreciation of the historical cost of our fleet (or the revalued amount), less the estimated residual value of our vessels, calculated on a straight-line basis over their useful life, which was estimated to be between 25 and 30 years; and

•	charges related to the amortization of capitalized drydocking expenditures relating to our fleet over the period between drydockings.
General and Administrative Costs
. General and administrative costs principally consist of the costs incurred in operating our London and Copenhagen representative offices, which manage our chartering, operations, accounting and administrative functions and oversees the technical management of our other vessels; our Gdynia representative office, which manages our in-house
technical management; our New York representative office; our advisors’ services, including ongoing internal and external audit costs, taxation, legal and corporate services; and certain costs and expenses attributable to our board of directors. Please read “Item 4—Information on the Company—Business Overview—Commercial Management of the Fleet.” We incur additional expenses as a result of being a publicly-traded corporation, including costs associated with maintaining internal controls, quarterly and annual reports to shareholders and SEC filings, investor relations and NYSE annual listing fees. We may also grant equity compensation that would result in an expense to us. Please read “Item 6—Directors, Senior Management and Employees—Compensation—Equity Compensation Plans—2013 Long-Term Incentive Plan.”

Other income.
Other income consists of that portion of the management fees for commercial and administrative activities performed by us for the Luna Pool, relating to the other participant’s vessels. Under the Luna Pool pooling agreement, we, as the Commercial Manager, are responsible, as agent, for the marketing and chartering of the participating vessels, collection of revenues and paying voyage costs such as port call expenses, bunkers and brokers’ commissions in relation to charter contracts, but the vessel owners continue to be fully responsible for the financing, insurance, crewing and technical management of their respective vessels.
Interest expense and interest income.
Interest expense depends on our level of borrowings and may also change with prevailing interest rates, although our interest rate swaps or other derivative instruments may reduce the effect of these changes. Interest income will depend on prevailing interest rates and the level of our cash deposits and restricted cash deposits
.
Interest expense may also depend on our consolidated lessor VIE entity’s overall level of borrowing, including costs associated with such borrowing. For additional detail refer to Note 10—Variable Interest Entities to our consolidated financial statements.
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
We capitalize costs associated with the drydockings as “built in overhauls” in accordance with U.S. GAAP and amortize these costs on a straight-line basis over the period to the next scheduled drydocking of the vessel. Costs incurred during the drydocking period which relate to routine repairs and maintenance are expensed as incurred. The number of drydockings undertaken in a given period and the nature of the work performed determine the level of drydocking expenditures.
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
Time Charter Equivalent Rate
. TCE rate is not calculated in accordance with U.S. GAAP. TCE rate is a shipping industry performance measure used primarily to compare period-to-period
changes in a company’s performance despite changes in the mix of charter types (i.e., spot charters, time charters and contracts of affreightment) under which the vessels may be employed between the periods. Under a time charter, the charterer pays substantially all of the vessel voyage related expenses, whereas for voyage charters, also known as spot market charters, we pay all voyage expenses. For all charters, we calculate TCE by dividing operating revenues (excluding collaborative arrangements and revenues from the Unigas Pool) for the charter, less any voyage expenses (excluding collaborative arrangements), by the number of operating days for the relevant time period of that charter. TCE rates exclude the effects of the collaborative arrangements, as operating days and fleet utilization, on which TCE rates are based, are calculated for our owned vessels, and not the average of all pool vessels.
Daily Vessel Operating Expenses
. Daily vessel operating expenses are calculated by dividing vessel operating expenses by ownership days for the relevant time period.
Results of Operations
Factors Affecting Comparability
You should consider the following factors when evaluating our historical financial performance and assessing our future prospects:

•
Investment in Export Terminal Joint Venture
. The construction of the Marine Export Terminal was fully completed in December 2020, although it began limited commercial operations with the export of commissioning cargoes in December 2019 and the terminal had 425,000 tons of ethylene throughput during 2020, compared to 628,000 tons during 2021. The results from the Export Terminal Joint Venture are shown as “Share of results of equity method investments” on our consolidated statements of operations.

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

•
We have been significantly increasing the size of our fleet.
On August 4, 2021, the Company entered into the Ultragas Transaction with Ultranav to combine the Ultragas fleet and business activities with Navigator, by acquiring two entities, Othello Shipping Company S.A. with its 18 wholly owned vessel owning entities and Ultragas ApS, (the vessels’ operator) with its subsidiary (Ultraship, the in-house
technical manager), and associated entities UltraShip Crewing and Unigas Intl B.V.(the pool in which 11 of the 18 vessels operated). The acquired fleet comprised:

•	seven modern 22,000cbm handysize semi-refrigerated vessels, similar to those operated by us;

•
five smaller 12,000cbm ethylene vessels and six gas carriers in the
3,770-9,000cbm
range, three of which are ethylene capable, all of which were commercially managed by the Unigas Pool at the time of the Ultragas Transaction.

•
We will have different financing arrangements.
Our current financing arrangements may not be representative of our historical arrangements or the arrangements we will enter into in the future. We may amend our existing credit facilities or enter into other financing arrangements.

•
In August 2021, as a result of the acquisition of Othello Shipping Company S.A. from Ultranav, the Company assumed the existing loan facilities relating to the vessels acquired, consisting of five bank loans, secured on a total of 13 of the 18 vessels acquired. The bank loans have half yearly aggregate repayments of approximately $13.5 million, mature starting in 2025 and accrue interest at U.S. Libor plus a margin of between 1.9% and 2.65%. In each case U.S. Libor is fixed by an interest rate swap of approximately 2.0%. The financial covenants on these five bank loans were modified to be consistent with those of the Company’s other credit facilities.

•
In September 2020, we entered into a new $210 million revolving credit facility to refinance one of our secured revolving credit facilities. The new revolving credit facility also provided for an additional approximately $30.0 million of borrowing capacity for general corporate purposes, of which $2.8 million remained undrawn as of December 31, 2021.

•	In September 2020, we also issued new senior unsecured $100 million 2020 Bonds for the purpose of refinancing the then existing senior unsecured $100 million 2017 Bonds, which were scheduled to mature in February 2021. The 2017 Bonds were redeemed in full in September 2020. Please read “—Liquidity and Capital Resources—Secured Term Loan Facilities and Revolving Credit Facilities,” and “2020 Senior Unsecured Bonds”.

•
Our results are affected by fluctuations in the fair value of our derivative instruments.
The change in fair value of our derivative instruments is included in our net income, which may fluctuate significantly as interest rates or currency exchange rates fluctuate. Please read Note 4—Derivative Instruments Accounted for at Fair Value and Note 20—Cash, Cash Equivalents and Restricted Cash to our consolidated financial statements.

Results of Operations for the Year Ended December 31, 2020 Compared to Year Ended December 31, 2021
The following table compares our operating results for the years ended December 31, 2020 and 2021:

	Year Ended December 31, 2020	Year Ended December 31, 2021	Percentage Change
	(in thousands, except percentages)
Operating revenues	$319,665	$352,922	10.4%
Operating revenues—Unigas Pool	—	27,004	—
Operating revenues—Luna Pool collaborative arrangements	12,830	26,555	107.0%

Total operating revenues	$332,495	$406,481	22.3%
Operating expenses:
Brokerage commissions	5,095	4,802	(5.8%)
Voyage expenses	63,372	71,953	13.5%
Voyage expenses—Luna Pool collaborative arrangements	12,418	20,913	68.4%
Vessel operating expenses	109,503	131,183	19.8%
Depreciation and amortization	76,681	88,486	15.4%
Impairment losses on vessels	—	63,581	—
General and administrative costs	23,871	28,881	21.0%
Other income	(199)	(367)	84.4%

Total operating expenses	$290,741	$409,432	40.8%

Operating income / (loss)	$41,754	$(2,951)	—
Other (expense)/income
Foreign currency exchange (loss)/ gain on senior secured bonds	(1,931)	2,146	—
Unrealized gain/(loss) on non-designated derivative instruments	2,762	791	—
Interest expense	(41,080)	(38,682)	(5.8%)
Loss on repayment of 7.75% senior unsecured bonds	(479)	—	—
Write off of deferred financing costs	(155)	—	—
Interest income	408	302	(26.0%)

Income/(loss) before income taxes and share of result of equity method investments	$1,279	$(38,394)	—
Income taxes	(617)	(1,969)	219.1%
Share of result of equity method investments	651	11,147	1612.3%

Net income /(loss)	$1,313	$(29,216)	—
Net income attributable to non-controlling interest	(1,756)	(1,748)	(0.5%)

Net loss attributable to stockholders of Navigator Holdings Ltd.	$(443)	$(30,964)	—

Operating Revenues
. Operating revenues, net of address commissions, increased by $33.3 million or 10.4% to $352.9 million for the year ended December 31, 2021, from $319.7 million for the year ended December 31, 2020. This increase was primarily due to:

•
an increase in operating revenues of approximately $15.8 million attributable to an increase in vessel available days of 841 days, or 6.1% for the year ended December 31, 2021, compared to the year ended

December 31, 2020. This increase in available days is primarily as a result of seven additional handysize vessels joining the fleet as part of the Ultragas Transaction, less an additional 192 more drydocking days during the year ended December 31, 2021, compared to the year ended December 31, 2020;

•
an increase in operating revenues of approximately $7.2 million attributable to an increase in average monthly time charter equivalent rates, which increased to an average of approximately $22,145 per vessel per day ($673,575 per vessel per calendar month) for the year ended December 31, 2021, compared to an average of approximately $21,573 per vessel per day ($656,193 per vessel per calendar month) for the year ended December 31, 2020;

•
an increase in operating revenues of approximately $1.7 million attributable to an increase in fleet utilization which rose to 87.4% for the year ended December 31, 2021 compared to 86.8% for the year ended December 31, 2020; and

•
an increase in operating revenues of approximately $8.6 million primarily attributable to an increase in pass through voyage costs, associated with the additional vessels joining the fleet during the year ended December 31, 2021, compared to the year ended December 31, 2020.

The following table presents selected operating data for the years ended December 31, 2020 and 2021, which we believe are useful in understanding the basis for movements in operating revenues. It does not include our owned smaller vessels in the independent commercially managed Unigas Pool or the five Pacific Gas owned vessels in our Luna Pool:

Fleet Data:	Year Ended December 31, 2020	Year Ended December 31, 2021
Weighted average number of vessels	38.0	40.9
Ownership days	13,908	14,941
Available days	13,684	14,525
Operating days	11,880	12,688
Fleet utilization	86.8%	87.4%
Average daily time charter equivalent rate (*)	$21,573	$22,145

*
Non-GAAP
Financial Measure -Time charter equivalent:
Time charter equivalent (“TCE”) rate is a measure of the average daily revenue performance of a vessel. TCE is not calculated in accordance with U.S. GAAP. For all charters, we calculate TCE by dividing total operating revenues (excluding collaborative arrangements and revenues from the Unigas Pool), less any voyage expenses (excluding collaborative arrangements), by the number of operating days for the relevant period. TCE rates exclude the effects of the collaborative arrangements, as operating days and fleet utilization, on which TCE rates are based, are calculated for our owned vessels, and not the average of all pool vessels. Under a time charter, the charterer pays substantially all of the vessel voyage related expenses, whereas for voyage charters, also known as spot market charters, we pay all voyage expenses. TCE rate is a shipping industry performance measure used primarily to compare period-to-period
changes in a company’s performance despite changes in the mix of charter types (i.e., spot charters, time charters and contracts of affreightment) under which the vessels may be employed between the periods. We include average daily TCE rate, as we believe it provides additional meaningful information in conjunction with net operating revenues, because it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. Our calculation of TCE rate may not be comparable to that reported by other companies.

Reconciliation of Operating Revenues to TCE rate
The following table represents a reconciliation of operating revenues to TCE rate. Operating revenues are the most directly comparable financial measure calculated in accordance with U.S. GAAP for the periods presented.

Fleet Data:	Year Ended December 31, 2020	Year Ended December 31, 2021
Operating revenues (excluding collaborative arrangements) (in thousands)	$319,665	$352,922
Voyage expenses (excluding collaborative arrangements) (in thousands)	63,372	71,953

Operating revenues less Voyage expenses (in thousands)	$256,293	$280,969

Operating days	11,880	12,688
Average daily time charter equivalent rate	$21,573	$22,145
Operating Revenues—Unigas Pool
. Operating revenues – Unigas Pool was $27.0 million from the date of the Ultragas Transaction in August 2021 to December 31, 2021 and represents our share of the revenue earned from our vessels operating within the Unigas Pool, based on agreed pool points.
Operating Revenues—Luna Pool Collaborative Arrangements
. Operating revenues—Luna Pool collaborative arrangements was $26.6 million for the year ended December 31, 2021, compared to $12.8 million for the year ended December 31, 2020. The increase was principally due to the Luna Pool only becoming operational during the second quarter of 2020. Operating revenues – Luna Pool collaborative arrangements represent our share of pool net revenues generated by the other participant’s vessels in the pool.
Brokerage Commissions
. Brokerage commissions, which typically vary between 1.25% and 2.5% of revenue, decreased by 5.8% to $4.8 million for the year ended December 31, 2021, from $5.1 million for the year ended December 31, 2020. This was primarily due to a charter negotiation directly with the charterer for which no broker commission was payable.
Voyage Expenses
. Voyage expenses increased by 13.5% to $72.0 million for year ended December 31, 2021, from $63.4 million for the year ended December 31, 2020. The increase is primarily due to voyage expenses for the additional seven handysize vessels acquired as part of the Ultragas Transaction. These voyage expenses are pass through costs, corresponding to an increase in operating revenues of the same amount.
Voyage Expenses—Luna Pool Collaborative Arrangements.
Voyage expenses—Luna Pool collaborative arrangements were $20.9 million for the year ended December 31, 2021, compared to $12.4 million for the year ended December 31, 2020 as the Luna Pool only became operational during the second quarter of 2020. Voyage expenses—Luna Pool collaborative arrangements represents the other participant’s share of pool net revenues generated by our vessels in the pool. The net effect after deducting voyage expenses—Luna Pool collaborative arrangements from operating revenues—Luna Pool collaborative arrangements was that the other participant’s vessels contributed $5.6 million to our vessels in the Luna Pool for the year ended December 31, 2021 and $0.4 million for the year ended December 31, 2020.
Vessel Operating Expenses.
Vessel operating expenses increased by 19.8% to $131.2 million for the year ended December 31, 2021, from $109.5 million for the year ended December 31, 2020. Average daily vessel operating expenses increased by $81 per vessel per day, or 1.0%, to $7,954 per vessel per day for the year ended December 31, 2021, compared to $7,873 per vessel per day for the year ended December 31, 2020.

Depreciation and Amortization
. Depreciation and amortization increased by $11.8 million or 15.4% to $88.5 million for the year ended December 31, 2021, from $76.7 million for the year ended December 31, 2020. Depreciation and amortization included amortization of capitalized drydocking costs of $11.9 million and $8.2 million for the year ended December 31, 2021 and 2020 respectively.
Impairment Losses on Vessels
. Impairment losses on vessels were $63.6 million for the year ended December 31, 2021, following an impairment review on which the estimated useful life of the vessels was reduced from 30 years to 25 years. These impairment losses relate to a write down of the carrying values of eight vessels.
General and Administrative Costs
. General and administrative costs increased by $5.0 million or 21.0% to $28.9 million for the year ended December 31, 2021, from $23.9 million for the year ended December 31, 2020. The increase in general and administrative costs was primarily due to increased Directors and Officers liability insurance of $1.5 million, severance costs of $1.1 million, additional general and administrative costs of Ultragas of $1.8 million, and legal and other costs incurred relating to the Ultragas Transaction of $1.3 million.
Other Income.
Other income was $0.4 million for the year ended December 31, 2021, compared to $0.2 million for the year ended December 31, 2020 and consists of that portion of the management fees for commercial and administrative activities performed by the Company for the Luna Pool, relating to the other participant’s vessels.
Non-operating
Results
Foreign Currency Exchange Gain/(Loss) on Senior Secured Bonds.
Exchange gains and losses relate to
non-cash
movements on our 2018 Bonds which are denominated in Norwegian Kroner and translated to U.S. Dollar at the prevailing exchange rate as of December 31, 2021. The foreign currency exchange gain on translation of $2.1 million for the year ended December 31, 2021, was as a result of the Norwegian Kroner weakening against the U.S. Dollar, being NOK 8.80 to USD 1.0 as of December 31, 2021 compared to NOK 8.53 to USD 1.0 as of December 31, 2020. This compares to a foreign currency exchange loss on translation of $1.9 million for the year ended December 31, 2020, as the Norwegian Kroner strengthened against the U.S. Dollar for the year ended December 31, 2020.
Unrealized (Loss)/Gain on
Non-designated
Derivative Instruments.
The unrealized gain of $0.8 million on
non-designated
derivative instruments relates to the fair value movement in our cross-currency interest rate swap and other interest rate swaps. The movement is primarily due to the weakening of the Norwegian Kroner against the U.S. Dollar, resulting in a loss of $2.2 million on our cross-currency interest rate swap, offset by a gain of $3.0 million on the fair values of our other interest rate swaps for the year ended December 31, 2021. The unrealized gain on our cross-currency interest rate swap for the year ended December 31, 2020 was $2.9 million, offset by a loss of $0.1 million on the fair values of our interest rate swaps.
Interest Expense
.
Interest expense decreased by $2.4 million, or 5.8%, to $38.7 million for the year ended December 31, 2021, from $41.1 million for the year ended December 31, 2020. The decrease was primarily due to a reduction in U.S. LIBOR, offset by interest on the additional debt of $192.7 million assumed with the Ultragas Transaction in August 2021.
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
Write off of Deferred Financing Costs
.
The write off of deferred financing costs of $0.2 million for the year ended December 31, 2020, related to the remaining unamortized deferred financing costs of the $290.0 million secured revolving credit facility that was fully refinanced during the year, prior to its maturity date.

Income Taxes.
Income tax relates to taxes on our subsidiaries incorporated in the United States of America, United Kingdom, Poland and Singapore and our consolidated VIE, incorporated in Malta. Our U.S. subsidiary is liable for taxes on the earnings from the Marine Export Terminal, two of our United Kingdom subsidiaries earn management and other fees from affiliates, and our Singaporean subsidiary earns interest from loans to our variable interest entity in Indonesia. The main corporate tax rates are 21%, 19%, 19%, 17% and 35% in the United States, United Kingdom, Poland, Singapore and Malta, respectively. For the year ended December 31, 2021, we incurred taxes of $2.0 million, compared to taxes for the year ended December 31, 2020, of $0.6 million.
Share of Result of Equity Method Investments
. The share of result of the Company’s 50% ownership in the Export Terminal Joint Venture was income of $11.1 million for the year ended December 31, 2021, compared to $0.7 million for the year ended December 31, 2020, primarily as a result of increased volumes exported through the Marine Export Terminal.
Non-Controlling
Interest.
We have entered into a sale and leaseback arrangement in November 2019 with a wholly-owned special purpose vehicle (“lessor SPV”) of a financial institution. While we do not hold any equity investments in this lessor SPV, we have determined that we are the primary beneficiary of this entity and accordingly, we are required to consolidate this VIE into our financial results. The net income attributable to the financial institution of $1.7 million for the year ended December 31, 2021 and $1.8 million for the year ended December 31, 2020 is presented as non-controlling
interest in our financial results.
On August 4, 2021, the Company completed the Ultragas Transaction. Ultragas owns a 25% and 40% share in equity of Ultraship Crewing Philippines Inc. (“UCPI”, “UltraShip Crewing”) and Ultraship Services Philippines Inc. (“USPI”) respectively. These companies are established primarily to provide marine services as principal or agent to ship owners, ship operators, managers engaged in international maritime business and business support services, respectively.
The Company has determined that it has a variable interest in UCPI and USPI and is considered to be the primary beneficiary as a result of having a controlling financial interest in the entities and has the power to direct the activities that most significantly impact UCPI’s and USPI’s economic performance. The net income attributable to the non-controlling interest in these entities of $0.1 million for the year ended December 31, 2021 is presented as non-controlling interest in our financial results.

Results of Operations for the Year Ended December 31, 2019 Compared to Year Ended December 31, 2020
The following table compares our operating results for the years ended December 31, 2019 and 2020:

	Year Ended December 31, 2019	Year Ended December 31, 2020	Percentage Change
	(in thousands, except percentages)
Operating revenues	$301,385	$319,665	6.1%
Operating revenues—Luna Pool collaborative arrangements	—	12,830	—

Total operating revenues	$301,385	$332,495	10.3%
Operating expenses:
Brokerage commissions	4,938	5,095	3.2%
Voyage expenses	55,310	63,372	14.6%
Voyage expenses—Luna Pool collaborative arrangements	—	12,418	—
Vessel operating expenses	111,475	109,503	(1.8%)
Depreciation and amortization	76,173	76,681	0.7%
General and administrative costs	20,878	23,871	14.3%
Other income	—	(199)	—

Total operating expenses	$268,774	$290,741	8.2%

Operating income	$32,611	$41,754	28.0%
Foreign currency exchange gain / (loss) on senior secured bonds	969	(1,931)	—
Unrealized (loss) / gain on non-designated derivative instruments	(615)	2,762	—
Interest expense	(48,611)	(41,080)	(15.5%)
Loss on repayment of 7.75% senior unsecured bonds	—	(479)	—
Write off of deferred financing costs	(403)	(155)	(61.5%)
Interest income	920	408	(55.7%)

(Loss)/Income before income taxes and share of result of equity method investments	$(15,129)	$1,279	—
Income taxes	(352)	(617)	75.3%
Share of result of equity method investments	(1,126)	651	—

Net (loss)/income	$(16,607)	$1,313	—
Net income attributable to non-controlling interest	(99)	(1,756)	1673.7%

Net loss attributable to stockholders of Navigator Holdings Ltd.	$(16,706)	$(443)	(97.3%)

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

*
Non-GAAP
Financial Measure -Time charter equivalent:
Time charter equivalent (“TCE”) rate is a measure of the average daily revenue performance of a vessel. TCE is not calculated in accordance with U.S. GAAP. For all charters, we calculate TCE by dividing total operating revenues (excluding collaborative arrangements and revenues from the Unigas Pool), less any voyage expenses (excluding collaborative arrangements), by the number of operating days for the relevant period. TCE rates exclude the effects of the collaborative arrangements, as operating days and fleet utilization, on which TCE rates are based, are calculated for our owned vessels, and not the average of all pool vessels. Under a time charter, the charterer pays substantially all of the vessel voyage related expenses, whereas for voyage charters, also known as spot market charters, we pay all voyage expenses. TCE rate is a shipping industry performance measure used primarily to compare period-to-period
changes in a company’s performance despite changes in the mix of charter types (i.e., spot charters, time charters and contracts of affreightment) under which the vessels may be employed between the periods. We include average daily TCE rate, as we believe it provides additional meaningful information in conjunction with net operating revenues, because it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. Our calculation of TCE rate may not be comparable to that reported by other companies.

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
Write off of Deferred Financing Costs
.
The write off of deferred financing costs of $0.2 million for the year ended December 31, 2020 related to the portion of the remaining unamortized deferred financing costs of the $290.0 million secured revolving line of credit facility for the bank that left the syndicate at the refinancing date which occurred during the year and prior to the maturity date of the facility. The write off of deferred financing costs of $0.4 million for the year ended December 31, 2019, related to certain third party legal costs of $0.1 million when we partially refinanced our January 2015 secured term loan facility and $0.3 million upon the refinancing of
Navigator Aurora
into a sale and leaseback transaction with OCY Aurora Ltd. This vessel had until the refinancing been part of our December 2015 secured revolving credit facility.
Income Taxes.
Income tax relates to taxes on our subsidiaries incorporated in the United Kingdom, Poland and Singapore and our consolidated VIE, incorporated in Malta. Two of our United Kingdom subsidiaries earn management and other fees from affiliates, and our Singaporean subsidiary earns interest from loans to our variable interest entity in Indonesia. The main corporate tax rates are 19%, 19%, 17% and 35% in the United Kingdom, Poland and Singapore and Malta, respectively. For the year ended December 31, 2020, we incurred taxes of $617,000 compared to taxes for the year ended December 31, 2019, of $352,000.
Share of result of equity method investments
. The share of result of the Company’s 50% ownership in the Export Terminal Joint Venture was income of $0.7 million for the year ended December 31, 2020, primarily as a result of volumes being exported through the Marine Export Terminal following the commencement of the throughput agreements during the second quarter of 2020, compared to a loss of $1.1 million for the year ended December 31, 2019, principally relating to commissioning costs.
Non-Controlling
Interest.
We have entered into a sale and leaseback arrangement in November 2019 with a wholly-owned special purpose vehicle (“lessor SPV”) of a financial institution. While we do not hold any equity investments in this lessor SPV, we have determined that we are the primary beneficiary of this entity and accordingly, we are required to consolidate this variable interest entity (“VIE”) into our financial results. Thus, the income attributable to the financial institution of $1.8 million for the year ended December 31, 2020 and $0.1 million for the year ended December 31, 2019 is presented as the non-controlling
interest in our financial results. For additional details, see Note 10—Variable Interest Entities to our consolidated financial statements.

B.	Liquidity and Capital Resources
Liquidity and Cash Needs
Our primary sources of funds are cash and cash equivalents, cash from operations, undrawn bank borrowings and proceeds from bond issuances. As of December 31, 2021, we had cash and cash equivalents of $124.2 million along with $22.8 million available to be drawn down on two of our secured revolving credit facilities and a $7.5 million unused letter of credit available to be drawn on the Terminal Facility to be used solely to make capital repayments on that facility.
Our secured term loan facilities and revolving credit facilities require that the borrowers have liquidity (including undrawn available lines of credit with a maturity exceeding 12 months) of no less than (i) $25.0 million, $35.0 million, or $50.0 million, or (ii) 5% of Net Debt or total debt which was $49.2 million as of December 31, 2021, as applicable, whichever is greater. Please see “—Secured Term Loan Facilities and Revolving Credit Facilities”, “—2018 Senior Secured Bonds” and “2020 Senior Unsecured Bonds” below.
On August 4, 2021, we assumed additional debt of $192.7 million associated with the Ultragas Transaction, along with $17.5 million in cash. The debt consists of five bank loans, secured on a total of 13 of the 18 vessels acquired, the other five vessels are unencumbered. The bank loans have half-yearly aggregate repayments of approximately $13.5 million, mature starting in 2025 and accrue interest at U.S. Libor plus a margin of between 1.9% and 2.65%. In each case, U.S. Libor is fixed by an interest rate swap of approximately 2.0%. The financial covenants on these five bank loans were modified to be consistent with those of the Company’s other credit facilities, as detailed below.
Included within cash, cash equivalents and restricted cash as of December 31, 2021 is an amount of $0.2 million relating to the cash belonging to the VIE’s that is unavailable to the Company, but which we are required to consolidate under U.S. GAAP (December 31, 2020, $0.2 million).
Our primary uses of funds are drydocking expenditures, voyage expenses, vessel operating expenses, general and administrative costs, expenditures incurred in connection with ensuring that our vessels comply with international and regulatory standards, financing expenses and repayment of bonds and bank loans. Capital contributions for the investment in the Export Terminal Joint Venture were a primary use of funds, but these have now been completed. In addition to operating expenses, our medium-term and long-term liquidity needs relate to debt repayments, potential future newbuildings or acquisitions and any further development of the Marine Export Terminal in our Export Terminal Joint Venture or other projects.

As of December 31, 2021, we had $993.1 million in outstanding obligations, which includes principal repayments on long-term debt, including our bonds, commitments in respect of the Navigator Aurora Facility and office lease commitments. Of the total outstanding obligations, $152.1 million matures during the year ending December 31, 2022 and $841.0 million matures after such date.
We believe, given our current cash balances, that our financial resources, including the cash expected to be generated within the year, will be sufficient to meet our liquidity and working capital needs for at least the next twelve months, taking into account our existing capital commitments and debt service requirements.
Capital Expenditures
Liquefied gas transportation is a capital-intensive business, requiring significant investment to maintain an efficient fleet and to stay in regulatory compliance.
We currently have no newbuildings on order. However, we may place newbuilding orders or acquire additional vessels as part of our growth strategy, or may invest further in terminal infrastructures, such as expanding our existing Marine Export Terminal or other import or export terminals.
Cash Flows
The following table summarizes our cash, cash equivalents and restricted cash provided by (used in) operating, financing and investing activities for the periods presented:

	Year Ended December 31,
	2019	2020	2021
	(in thousands)
Net cash provided by operating activities	$49,700	$44,673	$97,989
Net cash (used in)/provided by investing activities	(90,409)	(16,151)	33,057
Net cash provided by/(used in) financing activities	35,324	(35,381)	(66,094)
Net (decrease)/increase in cash, cash equivalents and restricted cash	(5,385)	(6,859)	64,952
Net Cash Provided by Operating Activities
. Net cash provided by operating activities for the year ended December 31, 2021, increased to $98.0 million, from $44.7 million for the year ended December 31, 2020, an increase of 119.3%. This increase was primarily as a result of increased net income (after adding back depreciation and impairment losses on vessels and share of result of equity method investments) of $34.4 million; differences in changes in working capital movements of $40.1 million; offset by an increase in drydocking payments of $9.8 million.
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
We are required to drydock each vessel once every five years until it reaches 15 years of age, after which we drydock vessels every two and a half to three years. Drydocking each vessel, including travelling to and from the drydock, takes approximately 30 days in total. Drydocking days generally include approximately
5-10
days of voyage time to and from the drydocking shipyard and approximately
15-20
days of actual drydocking time. Fourteen of our vessels undertook scheduled drydockings during 2021, compared to nine vessels that underwent scheduled drydockings in 2020 and 2019.
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
Cash Provided by / (Used in)
Investing
Activities
.
Net cash provided by investing activities of $33.1 million for the year ended December 31, 2021, primarily represents distributions from our equity method investments of $16.2 million; cash acquired with the acquisition of Ultragas of $17.5 million and cash from sale of a vessel of $4.5 million, offset by capital contributions to the Export Terminal Joint Venture of $4.0 million and payments for ballast water treatment systems of $3.2 million.
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
Cash (Used in) / Provided by Financing Activities
. Net cash used in financing activities of $66.1 million for the year ended December 31, 2021, principally relates to regular quarterly repayments on our secured term loan facilities of $77.7 million as well as an extemporaneous repayment of $6.3 million on the Navigator Aurora Facility held within our consolidated lessor VIE. We drew down $18.0 million from the Terminal Facility to finance the capital contributions to our Export Terminal Joint Venture.
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
Net cash provided by financing activities of $35.3 million for the year ended December 31, 2019, relates to the net proceeds of $69.8 million from the refinancing of
Navigator Aurora
(from which $44.5 million was used

to repay the vessel’s secured tranche of the December 2015 secured revolving credit facility); a drawdown of $107.0 million on the March 2019 secured term loan facility (from which $75.6 million was used to partially repay the January 2015 secured term loan of $75.6 million); $55.0 million drawn from the October 2016 revolving credit facility offset by $69.2 million relating to regular quarterly loan repayments and $6.5 million issuance costs for a combination of the 2017 Bond amendment, refinancing of
Navigator Aurora
, March 2019 secured term loan facility, Terminal Facility and 2018 Bonds.
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
Term and Facility Limits.
The Terminal Facility has converted from an initial construction loan to a term loan with a final maturity occurring on December 31, 2025. Based on the committed throughput agreements for the Marine Export Terminal, a total of $69.0 million was drawn under the Terminal Facility of which $54.4 million was outstanding as of December 31, 2021.
On July 2, 2020, we entered into
floating-to-fixed
interest rate swap agreements with ING Capital Markets LLC (“ING”) and Societe Generale (“SocGen”), with a termination date of December 31, 2025, to run concurrently with the Terminal Facility. Under these agreements, the notional amounts of the swaps are 80% of the amounts drawn under the Terminal Facility. The interest rate receivable by the Company under these interest rate swap agreements is
3-month
LIBOR, calculated on a
360-day
year basis, which resets every three months in line with the dates of interest payments on the Terminal Facility. The interest rate payable by the Company under these interest rate swap agreements is 0.369% and 0.3615% per annum to ING and SocGen respectively, calculated on a
360-day
year basis. Please read Note 4—Derivative Instruments Accounted for at Fair Value to our consolidated financial statements.
Fees and Interest.
The loans are subject to quarterly repayments of principal and interest which began on March 31, 2021. On conversion of the construction loan to a term loan upon practical completion of the Marine Export Terminal, which occurred on January 25, 2021, the loan became fully drawn at $69.0 million and interest is payable at a rate of U.S. LIBOR plus 275 to 300 basis points over the remaining term of the facility, for interest periods of three or six months.
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
Financial Covenants.
Under the Terminal Facility, the Marine Terminal Borrower must maintain a minimum debt service coverage ratio (as defined in the Terminal Facility) for the prior four calendar fiscal quarters (or shorter period of time if data for the prior four fiscal quarters is not available) of no less than 1.10 to 1.00.
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
On May 6, 2021, the Company obtained a waiver from the lenders under the Terminal Facility, which is retrospective with effect from the date of its inception, to correct a technical inconsistency in the Terminal Facility, involving a restrictive covenant relating to taking affirmative action regarding the treatment of tax status of the borrower as a corporation for U.S. federal, state or local income tax purposes. The waiver requires among other things, an amendment to the credit agreement and other loan documentation to remediate the inconsistency and to set aside and fund a tax reserve, based on the subsequent three months’ tax liabilities. The terms of the waiver were complied with and the amendment entered into on August 4, 2021.
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
In addition, on August 4, 2021, as part of the Ultragas Transaction, the Company became guarantor for a series of Senior Secured Term Loan Facilities, previously entered into by Othello Shipping Company S.A. or certain of its wholly owned vessel owning entities. These were an “August 2021 Amendment and Restatement Agreement” to a 2019 Senior Term Loan Facility with Danmarks Skibskredit A/S, an October 2013 Senior Secured Term Loan Facility with Deutsche Bank, or the “DB Credit Facility A”, an October 2013 Senior Secured Term Loan Facility with Banco Santander and Korea Finance Corporation, or the “Santander Credit Facility A” a July 2015 Senior Secured Term Loan Facility with Deutsche Bank, or the “DB Credit Facility B”, and a July 2015 Senior Secured Term Loan Facility with Banco Santander, or the “Santander Credit Facility B”.
Collectively, we refer to the debt thereunder as our “secured facilities.” Proceeds of the loans under our secured facilities are used to finance newbuildings, acquisitions and for general corporate purposes. Please read Note 11—Secured Term Loan Facilities and Revolving Credit Facilities to our consolidated financial statements.

The table below summarizes our secured term loan and revolving credit facilities as of December 31, 2021:

Facility agreement date	Original facility amount	Principal amount outstanding	Undrawn amount at December 31, 2021	Interest rate	Loan maturity date
	(in millions)
January 2015*	$278.1	$88.4	$—	US Libor + 270 BPS	April 2022— April 2023
October 2016	220.0	78.4	20.0	US Libor + 260 BPS	November 2023
June 2017	160.8	86.6	—	US Libor + 230 BPS	June 2023
March 2019	107.0	81.8	—	US Libor + 240 BPS	March 2025
September 2020	210.0	185.0	2.8	US Libor + 250 BPS	September 2024
October 2019**	69.1	54.8	—	US Libor + 185 BPS	October 2026
August 2021 Amendment and Restatement Agreement	67.0	52.4	—	US Libor + 190 BPS	June 2026
DB Credit Facility A	57.7	25.2	—	US Libor + 205 BPS	April 2027
Santander Credit Facility A	81.0	37.1	—	US Libor + 205 BPS	May 2027
DB Credit Facility B	60.9	36.8	—	US Libor + 205 BPS	December 2028
Santander Credit Facility B	55.8	34.9	—	US Libor + 205 BPS	January 2029

Total	$1,367.4	$761.4	$22.8

*	The January 2015 facility has tranches that mature over a range of dates, from April 2022 to April 2023.
**
The October 2019 loan facility relates to the Navigator Aurora Facility held within a lessor entity (for which legal ownership resides with financial institutions) that we are required to consolidate under U.S. GAAP into our financial statements as a variable interest entity (Please read Note 10—Variable Interest Entities to our consolidated financial statements).

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
March 2019 Secured Term Loan Facility.
The March 2019 secured term loan facility has a term of six years from the date of the agreement and expires in March 2025. It has a maximum principal amount of $107.0 million and was entered to re-finance
four of our vessels that were secured within our January 2015 secured term loan facility and that were due to mature from June 2020. The full amount of this facility has been drawn. Under this agreement, the aggregate fair market value of the collateral vessels must be no less than 130% of the aggregate outstanding borrowing under the facility. Interest on amounts drawn is payable at a rate of U.S. LIBOR plus 240 basis points per annum.
September 2020 Secured Revolving Credit Facility.
The September 2020 secured revolving credit facility has a term of four years and is initially due to mature in September 2024, but contains an option, subject to the consent of the Lenders, exercisable 12 to 36 months after the date of the agreement, to extend the maturity date of the facility by 12 months to September 2025. As of December 31, 2021, an amount of $185.0 million was outstanding, with a further $2.8 million undrawn and available. Under this agreement, the aggregate outstanding borrowing under the facility must be no more than 65% of the aggregate fair market value of the collateral vessels. Interest on amounts drawn is payable at a rate of U.S. LIBOR plus 250 basis points per annum.
August 2021 Amendment and Restatement Agreement.
On August 2, 2021, as part of the Ultragas Transaction, the Company entered into the August 2021 Amendment and Restatement Agreement relating to a previously issued 2019 Senior Term Loan Facility, with four vessel owning entities as borrowers for a maximum principal amount of $66.95 million. The facility has an expiration date of August 2026 and is fully drawn down as of December 31, 2021, with an amount outstanding of $52.4 million which is repayable in nine equal half yearly instalments of approximately $2.9 million followed by a payment of $26.2 million on the final repayment date of June 1, 2026. Interest on amounts drawn is payable at a rate of U.S. LIBOR plus 190 basis points per annum. Under amendment no.1 of the facility, dated June 2019, the U.S. LIBOR portion of the facility on each tranche was fixed at a rate between 1.873% and 1.88% for the remaining duration of the loan.
The facility is secured by first priority mortgages on each of
Happy Osprey, Happy Peregrine, Happy Pelican
and
Happy Penguin
, as well as assignment of earnings and insurances on these secured vessels. The financial covenants each as defined within the Senior Term Loan Facility are: a) the maintenance at all times of cash and cash equivalents in an amount equal to or greater than (i) $50.0 million and (ii) 5 per cent of the total indebtedness; and b) maintain a ratio of value adjusted total stockholders’ equity to value adjusted total assets of not less than 30%; and the aggregate fair market value of the collateral vessels must be no less than 135% of the aggregate outstanding borrowing under the facility. As of December 31, 2021, the Company was in compliance with all covenants contained in this credit facility.
On August 4, 2021, as part of the Ultragas Transaction, the Company became guarantor for the following four Senior Secured Term Loan Facilities, previously entered into by Othello Shipping Company S.A. or certain of its wholly owned vessel owning entities.
DB Credit Facility A.
On October
 25, 2013, Atlanticgas Shipping Inc. and Balearicgas Shipping Inc. entered into the DB Credit Facility A for a maximum principal amount of $57.7 million, to finance two newbuild LPG carriers,
Atlanticgas and
Balearicgas
. The facility has a term of twelve years from the date of the vessels’ deliveries, therefore expiring in April 2027. It is fully drawn down as of December 31, 2021, with an amount outstanding of $25.2 million which is repayable for each vessel tranche in half yearly installments of $1.2 million for twelve years from the date of each vessel drawdown. Interest on amounts drawn is payable at a rate of U.S. LIBOR plus 205 basis points per annum. As of December 31, 2021, the Company was in compliance with all covenants contained in this credit facility. This loan facility is secured by first priority mortgages on each of
Atlanticgas and Balearicgas
as well as assignments of earnings and insurances on these secured vessels.

Santander Credit Facility A.
On October
 30, 2013, Adriaticgas Shipping Inc., Celticgas Shipping Inc. and Lalandia Shipping Company S.A entered into the
Santander Credit Facility A for a maximum principal amount of $81.0 million, to finance three newbuild LPG carriers,
Adriaticgas
,
Celticgas
and
Happy Albatross
. The facility has a term of twelve years from the date of the vessels’ deliveries, therefore expiring in May 2027. It is fully drawn down as of December 31, 2021, with an amount outstanding of $37.1 million which is repayable for each vessel tranche in half yearly installments of between $1.0 million and $1.2 million for twelve years from the date of each vessel drawdown. Interest on amounts drawn is payable at a rate of U.S. LIBOR plus 205 basis points per annum. As of December 31, 2021, the Company was in compliance with all covenants contained in this credit facility. This loan facility is secured by first priority mortgages on each of
Adriaticgas
,
Celticgas
and
Happy Albatross
as well as assignments of earnings and insurances on these secured vessels.
DB Credit Facility B.
On July 31, 2015, Beringgas Shipping Inc and Pacificgas Shipping Inc entered into the DB Credit Facility B for a maximum principal amount of $60.9 million, to finance two newbuild LPG carriers, Bering
g
as
and Pacificgas. The facility has a term of twelve years from the date of the vessels’ deliveries, therefore expiring in December 2028. It is fully drawn down as of December 31, 2021, with an amount outstanding of $36.8 million which is repayable for each vessel tranche in half yearly installments of $1.3 million for twelve years from the date of each vessel drawdown. Interest on amounts drawn is payable at a rate of U.S. LIBOR plus 205 basis points per annum. As of December 31, 2021, the Company was in compliance with all covenants contained in this credit facility. This loan facility is secured by first priority mortgages on each of
Bering
gas
and
Pacificgas
as well as assignments of earnings and insurances on these secured vessels.
Santander Credit Facility B.
On July
31, 2015, Arcticgas Shipping Inc and Falstria Shipping Company S.A entered into the Santander Credit Facility B for a maximum principal amount of $55.8 million, to finance two newbuild LPG carriers,
Arcticgas
and
Happy Avocet
. The facility has a term of twelve years from the date of the vessels’ deliveries, therefore expiring in January 2029. It is fully drawn down as of December 31, 2021, with an amount outstanding of $34.9 million which is repayable for each vessel tranche in half yearly installments of $1.1 million and $1.3 million for twelve years from the date of each vessel drawdown. Interest on amounts drawn is payable at a rate of U.S. LIBOR plus 205 basis points per annum. As of December 31, 2021, the Company was in compliance with all covenants contained in this credit facility. This loan facility is secured by first priority mortgages on each of
Arcticgas
and
Happy Avocet
as well as assignments of earnings and insurances on these secured vessels.
Prepayments/Repayments
.
The borrowers may voluntarily prepay indebtedness under our secured term loan facilities at any time, without premium or penalty, in whole or in part upon prior written notice to the facility agent, subject to customary compensation for LIBOR breakage costs. For all secured term loan facilities referred to above, other than the revolving elements of the October 2016 and June 2017 secured term loan and revolving credit facilities, and the September 2020 revolving credit facility, the borrowers may not re-borrow
any amount that has been so prepaid. For the revolving elements of the October 2016 and June 2017 secured term loan and revolving credit facilities, and the September 2020 revolving credit facility, the borrowers may re-borrow
and prepay amounts.
The loans are subject to quarterly or half yearly amortization repayments typically beginning three months after the initial borrowing date or delivery dates of the newbuildings or delivered ships, as applicable. Any remaining outstanding principal amount must be repaid on the expiration date of the facilities.
Financial Covenants
.
The secured term loan facilities and revolving credit facilities contain financial covenants requiring the borrowers, among other things, to ensure that:

•
the borrowers have liquidity (including undrawn available lines of credit with a maturity exceeding 12 months) of no less than (i) $25.0, $35.0 or $50.0 million, or (ii) 5% of Net Debt or total debt, as applicable, whichever is greater;

•
the ratio of EBITDA to Interest Expense (each as defined in the applicable secured term loan facility and revolving credit facility, as amended), on a trailing four quarter basis, is no less than 2.50 to 1.00 or 3.00 to 1.00; and

•	the borrower must maintain a minimum ratio of shareholder equity or value adjusted shareholder equity to total assets or value adjusted total assets of 30%;
Restrictive Covenants
.
The secured facilities provide that the borrowers may not declare or pay dividends to shareholders out of operating revenues generated by the vessels securing the indebtedness, if an event of default has occurred and is continuing. The secured term loan facilities and revolving credit facilities also limit the borrowers from, among other things, incurring indebtedness or entering into mergers and divestitures. The secured facilities also contain general covenants that will require the borrowers to maintain adequate insurance coverage and to maintain their vessels. In addition, the secured term loan facilities include customary events of default, including those relating to a failure to pay principal or interest, a breach of covenant, representation and warranty, a cross-default to other indebtedness and non-compliance
with security documents.
Other than as stated, our compliance with the financial covenants is measured as at the end of each fiscal quarter or each half year. As of December 31, 2021 and 2020, we were in compliance with all covenants under the secured term loan facilities and revolving credit facilities, including with respect to the aggregate fair market value of our collateral vessels.
The borrowers are also required to deliver semi-annual compliance certificates, which include valuations of the vessels securing the applicable facility from an independent ship broker. Upon delivery of the valuation, if the market value of the collateral vessels is less than 125% to 135% of the outstanding indebtedness under the facilities, as applicable, the borrowers must either provide additional collateral or repay any amount in excess of 125% to 135% of the market value of the collateral vessels, as applicable. This covenant is measured semi-annually on June 30 and December 31. As of December 31, 2021, we had an aggregate excess of $650.4 million above the levels required by these covenants, in addition to eight vessels that remain unsecured.
2018 Senior Secured Bonds
General
. On November 2, 2018, we issued senior secured bonds in an aggregate principal amount of 600 million Norwegian Kroner (“NOK”) (approximately $71.7 million) with Nordic Trustee AS, as bond trustee and security agent (the “2018 Bonds”). The net proceeds were used to partially finance our portion of the capital cost for the construction of the Marine Export Terminal. The 2018 Bonds are governed by Norwegian law and are listed on the Nordic ABM which is operated and organized by Oslo Børs ASA. Please read Note 12—Senior Secured Bond to our consolidated financial statements.
Security
. The 2018 Bonds were secured, prior to the sale of Navigator Neptune, by four of the Company’s ethylene capable semi-refrigerated liquefied gas carriers. These bonds are now secured by the remaining three vessels.
Interest
. Interest on the 2018 Bonds is payable quarterly at a rate equal to the
3-month
NIBOR plus 6.0% per annum, calculated on a
360-day
year basis. We have entered into a cross-currency interest rate swap agreement whereby interest is payable at a rate equal to the
3-month
LIBOR plus 6.608% throughout the life of the bond. Please read Note 4—Derivative Instruments Accounted for at Fair Value to our consolidated financial statements.
Maturity.
The 2018 Bonds will mature in full on November 2, 2023.
Optional Redemption
. We may redeem the 2018 Bonds, in whole or in part, at any time. Any 2018 Bonds redeemed until November 1, 2022, are redeemable at 102.864% of par, from November 2, 2022 until May 1, 2023, are redeemable at 101.79% of par, and from May 2, 2023 to the maturity date are redeemable at 100% of par, in each case, in cash plus accrued interest.

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
Our compliance with the covenants listed above is measured as of the end of each fiscal quarter. As of December 31, 2021, we were in compliance with all covenants under the 2018 Bonds.
Restrictive Covenants.
The 2018 Bond Agreement provides that we may declare dividends so long as such dividends do not exceed 50% of our cumulative consolidated net profits after taxes since January 1, 2020. The 2018 Bond Agreement also limits us and our subsidiaries from, among other things, entering into mergers and divestitures, engaging in transactions with affiliates or incurring any additional liens which would have a material adverse effect. In addition, the 2018 Bond Agreement includes a put option exercisable following a change of control and customary events of default, including those relating to a failure to pay principal or interest, a breach of covenant, false representation and warranty, a cross-default to other indebtedness, the occurrence of a material adverse effect, or our insolvency or dissolution.
2020 Senior Unsecured Bonds
General.
On September 10, 2020, we issued senior unsecured bonds in an aggregate principal amount of $100.0 million with Nordic Trustee AS as the bond trustee (the “2020 Bonds”). The net proceeds of the issuance of the 2020 Bonds were used to redeem in full all of our outstanding previously issued 2017 Bonds. The 2020 Bonds are governed by Norwegian law and listed on the Nordic ABM which is operated and organized by Oslo Børs ASA.
Interest.
Interest on the 2020 Bonds is payable at a fixed rate of 8.0% per annum, calculated on a
360-day
year basis. Interest is payable semiannually on March 10 and September 10 of each year.
Maturity.
The 2020 Bonds mature in full on September 10, 2025 and become repayable on that date.
Optional Redemption.
We may redeem the 2020 Bonds, in whole or in part at any time. Any 2020 Bonds redeemed; up until September 9, 2023 will be priced at the aggregate of the net present value (based on the Norwegian government bond rate plus 50 basis points) of 103.2% of par and interest payable up to September 9, 2023; from September 10, 2023 up until September 9, 2024, are redeemable at 103.2% of par, from September 10, 2024 up until March 9, 2025, are redeemable at 101.6% of par, and from March 10, 2025 to the maturity date are redeemable at 100% of par, in each case, in cash plus accrued interest.
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

Our compliance with the covenants listed above is measured as of the end of each fiscal quarter. As of December 31, 2021, we were in compliance with all covenants under the 2020 Bonds.
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
Lessor VIE Debt
In October 2019, we entered into a sale and leaseback transaction to refinance one of our vessels,
Navigator Aurora
¸ with a lessor, OCY Aurora Ltd, a special purpose vehicle (“SPV”) and wholly-owned subsidiary of Ocean Yield Malta Limited. The SPV was determined to be a variable interest entity (“VIE”). We are deemed to be the primary beneficiary of the VIE, and as a result, we are required by U.S. GAAP to consolidate the SPV into our results. The loan described below under “—Navigator Aurora Facility” relates to the VIE. Although we have no control over the funding arrangements of this entity, we are required to consolidate this loan facility into our financial results. Please read Note 10—Variable Interest Entities to our consolidated financial statements for further information.
Upon the occurrence of a “Change of Control Event” (as defined in the sale and leaseback agreement), the lessor has an option to require us to repurchase
Navigator Aurora
at 103% of the outstanding lease amount, plus costs and expenses directly attributable to the termination of the lessor’s financing arrangements, such as break costs for swap arrangements.
Navigator Aurora Facility
In October 2019, the SPV, which owns
Navigator Aurora
, entered into secured financing agreements for $69.1 million consisting of a USD denominated loan facility, the “Navigator Aurora Facility”. The Navigator Aurora Facility is a seven year unsecured loan provided by OCY Malta Limited, the parent of OCY Aurora Ltd., The Navigator Aurora Facility is subordinated to a further bank loan where OCY Aurora Ltd is the guarantor and
Navigator Aurora
is
pledged as security. Please read Note 11—Secured Term Loans Facilities and Revolving Credit Facilities to our consolidated financial statements for further information. The Navigator Aurora Facility bears interest at 3 month U.S. LIBOR plus a margin of 185 basis points and is repayable by the SPV with a balloon payment on maturity. As of December 31, 2021, there was $55.1 million in borrowings outstanding under the Navigator Aurora Facility (December 31, 2020, $61.4 million).

C.	Research and Development Patents and Licenses etc.
We do not undertake any significant expenditure on research and development and have no significant interests in patents or licenses.

D.	Trend Information
Russian Invasion of Ukraine
On February 24, 2022, the Russian attack on Ukraine started. It may lead to further regional and international conflicts or armed action. It is possible that such conflict could disrupt supply chains and cause instability in the global economy. Additionally, the ongoing conflict could result in the imposition of further economic sanctions by the United States and the European Union against Russia. While much uncertainty remains regarding the global impact of the invasion, it is possible that such tensions could adversely affect our business, financial condition, results of operations and cash flows.

We currently have four charterparties with a Russian counterparty that were entered into in 2012 and 2017, two of which expire in June 2022 and two expire in December 2023. These charterparties cannot be terminated without the consent of both parties, unless the counterparty was to become a sanctioned entity or our dealings with that counterparty were to be otherwise prohibited by sanctions, which would render the charters void. Under the current circumstances of conflict between Russia and Ukraine, we intend not to renew these charterparties when they expire.
We employ an aggregate of approximately 120 Russian and Ukrainian officers on board our vessels, many of whom are on the same vessels. We are monitoring this situation closely, and there may be restrictions, logistical challenges or a complete inability to employ both nationalities in the near future. There are estimated to be approximately 70,000 Russian officers and approximately 50,000 Ukrainian Officers on the global fleet, which if unavailable in the future, would provide cost pressures from other nationalities or unavailability of suitably trained officers for our vessels.
Marine Export Terminal
The Marine Export Terminal exported approximately 241,500 metric tons of ethylene during the fourth quarter of 2021. The month of December showed a record for 2021 of nearly 100,000 metric tons passing through the terminal for exports. A wide ethylene arbitrage between the U.S. and international markets continued into January 2022, leading the terminal to reach a new monthly high of 106,000 metric tons of exports, before a reduction in activity prior to the Lunar New Year and the Winter Olympics in February 2022. However, higher global oil and energy prices from the second half of February 2022 and into March 2022 have resulted in increased ethylene demand from international buyers with total volume expected to be approximately 250,000 metric tons for the first quarter 2022.
Shipping Trends
The Company’s vessel utilization rose from a 2021 low point of 80.8% in September 2021 to a high of 95.4% in December 2021, with an average of 91.4% for the fourth quarter of 2021. According to broker reports, the freight markets for handysize semi-refrigerated gas carriers rose 15% from $590,000 per calendar month at the end of September 2021 to $680,000 per calendar month at the end of December 2021. This level has been maintained throughout the first two months of 2022.
The key drivers for these rises over the last three months of 2021 are two-fold.
First, there was increased throughput activity at the Marine Export Terminal which had a positive impact on vessel demand. The total U.S. ethylene exports in August 2021 were just 30,000 metric tons, which increased month by month to approximately 120,000 metric tons during December 2021. In addition, U.S. exports of ethane on handysize and medium-size
ethane gas carriers increased from 225,000 metric tons in October 2021 to an all-time
high of 300,000 metric tons in December 2021. The combined impact of both C2 molecules, ethylene and ethane, lifted the shipping segment as a whole, leaving the specialized ethylene vessels carrying these products, thereby reducing inter-segment competition for other less complex petrochemical and LPG cargoes. Our petrochemical earnings days increased 16%
quarter-on-quarter
to a total of 1,664 earnings days during the fourth quarter of 2021. Secondly, demand for handysize cargo volumes of LPG, which traditionally increase during the months leading up to winter, provided additional LPG earning days, trending up 10%
quarter-on-quarter
to a total of 1,586 earnings days during the fourth quarter of 2021.
Historically, a high oil and energy price environment tends to increase demand for LPG and petrochemical gases, and we have seen recent signs of this dynamic. North American competitiveness, particularly the production of ethylene from domestically produced ethane, and its pricing relative to the rest of the world, has increased. In comparison, ethylene producers in Europe and Asia who are using naphtha as feedstock are facing negative margins, making ethylene from the U.S more attractive. The petrochemical producers who have flexible refining capabilities are changing feedstock from oil to gas. Consequently U.S. ethane is once again in high demand, with Asian buyers seeking handysize ethane cargo sizes.

This U.S. to Asia trade has usually only been commercially viable with larger ethane vessels, such as our medium-sized
ethane carriers, but the demand of handysize cargos illustrates the importance and attractiveness of North American produced natural gas liquids for export, as well as their derivatives, such as ethylene. Increased demand of LPG as a substitute for naphtha, along with a greater number of ton miles are both positive factors for our handysize vessel segment.

E.	Critical Accounting Estimates
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
Business Combinations.
In August 2021, we completed the Ultragas Transaction by acquiring two entities, Othello Shipping Company S.A., with its 18 wholly owned vessel owning entities and Ultragas ApS for an aggregate consideration of $410.4 million, comprising an equity consideration of $202.9 million and debt and other liabilities assumed of $207.5 million. Of the total consideration of $410.4 million, $215.9 million was allocated to handysize vessels and $160.7 million to the smaller vessels in the 3,770 – 12,000 cbm size range.
The Company applies the acquisition method of accounting for business combinations in accordance with ASC 805. The acquisition method requires the total of the purchase price of acquired businesses and any non-controlling
interest recognized to be allocated to the identifiable tangible and intangible assets and liabilities acquired at fair value, with any residual amount being recorded as goodwill as of the acquisition date. Costs associated with the acquisition are expensed as incurred. The Company allocates the purchase price of acquired businesses to the identifiable tangible assets and liabilities acquired, with any residual amount being recorded as goodwill as of the acquisition date.
The estimated fair value of the acquired vessels in business combinations is derived by using discounted cash flow method under the income approach. The estimates and assumptions regarding expected cash flows require considerable judgment and are based upon historical experience, financial forecasts and industry trends and conditions and reflect management’s assumptions and judgements regarding (i) expected future charter rates; (ii) expected future utilization rates; (iii) the estimated remaining useful lives of the vessels; and (iv) the discount rate applied to the estimated future cash flows.
For details of business combinations please refer to Note 3 – Business Combinations to our consolidated financial statements.
Revenue Recognition
. We employ our vessels under time charters, voyage charters or COAs and through pooling arrangements. With time charters, we receive a fixed charter rate per on-hire
day and revenue is recognized ratably over the term of the charter. In the case of voyage charters, the vessel is contracted for a voyage between two or several ports, and we are paid for the cargo transported. Revenue from COAs is recognized on the same basis as revenue from voyage charters, as they are essentially a series of consecutive voyage charters.
In accordance with ASC 606, Revenue from Contracts with Customers, our basis for revenue recognition for voyage charters and COAs is to recognize revenue on a load to discharge basis (i.e. from when a cargo commences loading at the load port to when it is discharged at the discharge port after the completion of the voyage). We determine the voyage revenue to be recognized based on policies that incorporate estimates, assumptions and judgements relative to percentage of completion and discharging times. Revenue is recognized on a pro-rata
basis, relating to the estimated percentage of the voyage that has been completed. The revenue that we expect to receive also includes estimates associated with the loading or discharging times, which if exceeded will result in additional revenue, referred to as demurrage revenue. Demurrage revenue is not considered a separate deliverable in accordance with ASC 606 as it is part of the single performance obligation in a voyage charter.
Impairment of Vessels.
As of December 31, 2021, the aggregate carrying value of our 53 vessels in operation (excluding
Navigator Neptune
and
Happy Bird
as classified as Vessels held for sale), including dry docking costs, was $1,763.3 million. We review our vessels for impairment when events or circumstances indicate the carrying amount of the vessel may not be recoverable. When such indicators are present, a vessel is tested for recoverability and we recognize an impairment loss if the sum of the expected future cash flows (undiscounted and excluding interest charges that will be recognized as an expense when incurred) expected to be generated by the vessel over its estimated remaining useful life is less than its carrying value. If we determine that a vessel’s undiscounted cash flows are less than its carrying value, we record an impairment loss equal to the amount by which its carrying amount exceeds its fair value. The new lower cost basis would result in a lower annual depreciation than before the impairment.
We determined the aggregate undiscounted expected future cash flows associated with those vessels to be $3,375.4 million. However, following a change to the estimated useful lives of the vessels, in order to reflect the impact of climate change and sustainability on utilization rates, from 30 years to 25 years, there were eight vessels that showed indications of impairment, as their individual carrying values were greater than their respective undiscounted cashflows. By applying a discounted cashflow method to those vessels, we assessed these vessels to be impaired by an aggregate amount of $58.2 million.
Considerations in making an impairment evaluation include comparison of current carrying values to anticipated future operating cash flows, expectations with respect to future operations and other relevant factors. The estimates and assumptions regarding expected cash flows require considerable judgment and are based upon historical experience, financial forecasts and industry trends and conditions and reflect management’s assumptions and judgements regarding (i) expected future charter rates; (ii) expected future utilization rates; (iii) the estimated remaining useful lives of the vessels; and (iv) the discount rate applied to the estimated future cash flows.
Specifically, in estimating future charter rates, management took into consideration estimated daily time charter equivalent (“TCE”) rates for each vessel over the estimated remaining lives of each of the vessels. Management takes into consideration rates currently in effect for existing time charters and the estimated daily TCE rates used for unfixed vessels, which are based on the trailing
10-year
historical average
one-year
time charter rates, an average rate depending on vessel type of between approximately $274,000 and $724,000 per calendar month as of December 31, 2021. Recognizing that rates tend to be cyclical, and subject to some volatility based on factors beyond our control, management believes the use of estimates based on the
10-year
historical average rates calculated as of the reporting date to be appropriate. In addition, our vessels operate in a sector that is relatively young and data beyond 10 years is limited, while rates for one and five year periods would not necessarily include the peaks and troughs of a typical shipping cycle. Estimated vessel utilization rates used are also based on the average utilization rates achieved by us on the trailing
10-year
historical average. Although management believes that the assumptions used to evaluate potential impairment are reasonable and appropriate at the time they were made, such assumptions are highly subjective and likely to change, possibly materially, in the future.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management
Directors
Set forth below are the names, ages and positions of our directors.

Name	Age	Position
Dag von Appen	59	Director and Non-executive Chairman of the Board
Dr. Heiko Fischer	54	Director
David Kenwright	73	Director
Anita Odedra	51	Director
Andreas Sohmen-Pao	50	Director
Peter Stokes	71	Director
Florian Weidinger	41	Director
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
Dag von Appen
. Dag von Appen has been a member of the Board since August 4, 2021 as a designee of Naviera Ultranav Limitada following the merger of the fleet and business activities of Ultragas ApS with that of Navigator. He was appointed as
Non-Executive
Chairman of Navigator on September 23, 2021, following the retirement of Mr. David Butters. Mr. von Appen has been Chairman of the Board of Ultranav Limitada since 2002 and a Board Member of Ultramar Ltda. since 1999, as well as other Chilean and international businesses. He holds a degree in Economics from the Universidad de Chile in Santiago and also completed the Advanced Management Program at Harvard Business School of Boston. Mr. von Appen is a Chilean and German citizen and resides in Santiago, Chile.
Dr.
 Heiko Fischer
. Dr. Heiko Fischer has been a member of the Board since December 2011. From May 2004 to June 2021, Dr. Fischer was Chief Executive Officer and Chairman of the Executive Board of VTG Aktiengesellschaft, a German railroad freightcar lessor and logistics company which was traded on the Frankfurt Stock Exchange between 2007 and 2019. He was a member of the Supervisory Board of Hapag-Lloyd AG, a listed German container shipping company. He is the Chairman of the Advisory Board of TRANSWAGGON-Gruppe and a member of the Advisory Boards of Broad Peak Global LP, Brueckenhaus Grundstueckgesellschaft m.b.h. and Kommanditgesellschaft Brueckenhaus Grundstuecksgesellschaft m.b.H. & Co. as well as a member of the Administrative Boards of TRANSWAGGON AG and Waggon Holding AG. Dr. Fischer graduated from the University at Albany (SUNY) with an MBA in 1992, and from Julius-Maximilians University in Wuerzburg, Germany with a PhD in Economic Sciences in 1996.
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
Dr.
 Anita Odedra
. Dr. Anita Odedra has been a member of the Board since March 2022. Dr. Odedra is Senior Vice President, LNG Marketing and Trading at Tellurian Inc., where she has held senior positions since 2018 and has been a non-executive director at Euronav NV since May 2019. Dr. Odedra was formerly Executive

Vice President at Angelicoussis Shipping Group Limited from July 2016 to July 2018 and Vice President, Shipping & Commercial Operations for Cheniere Marketing Limited from February 2016 to July 2016. Dr. Odedra spent 19 years at BG Group, where she worked across all aspects of BG’s business, including exploration, production, trading, marketing and business development. Dr. Odedra has a PhD in Rock Physics from University College London and the University of Tokyo and a BSC in Geology from Imperial College, University of London.
Andreas
Sohmen-Pao
. Andreas
Sohmen-Pao
has been a member of the Board since August 4, 2021, as a designee of BW Group.
Mr. Sohmen-Pao
has been Chairman of BW Group since 2014, and affiliated entities BW LPG since September 2013, BW Offshore since November 2014, Hafnia since May 2014, BW Epic Kosan since May 2019, BW Energy since November 2019 and Cadeler since April 2021. He has also been Chairman of the Global Centre for Maritime Decarbonisation since July 2021, and a trustee of the Lloyd’s Register Foundation since June 2018. Mr. Sohmen-Pao was previously Chief Executive Officer of BW Group from September 2004 to March 2015. He served as Chairman of the Singapore Maritime Foundation and was a non-executive director of The Hongkong and Shanghai Banking Corporation Ltd., The London P&I Club, Singapore Symphonia Company, National Parks Board Singapore, Sport Singapore and the Maritime and Port Authority of Singapore amongst others.
Mr. Sohmen-Pao
graduated from Oxford University in England with an honours degree in Oriental Studies and holds an MBA from Harvard Business School.
Peter Stokes
. Peter Stokes has been a member of the Board since August 4, 2021, as a designee of Naviera Ultranav Limitada. Through his work as a senior investment banker and boards of director positions, Mr. Stokes has long-standing experience in acting as advisor to many shipping companies. Mr. Stokes has been Chairman of the Global Maritime Forum since 2017. Mr. Stokes was a director and subsequently senior adviser of Lazard Ltd. from 1998 to 2021. Prior to joining Lazard, Mr. Stokes was a founder and partner of Castalia Partners from 1992 to 1998. Due to his breadth of knowledge, Mr. Stokes is a frequent speaker at international shipping and finance conferences. Mr. Stokes is a British citizen and resides in England.
Florian Weidinger
. Florian Weidinger has been a member of the Board since March 2007. Mr Weidinger has been the CEO of Santa Lucia Asset Management (SLAM), a Singapore-based investment firm since 2021. Prior to that role, he was the founder of Hansabay in 2011, which merged its business with SLAM in 2021. Before that, Mr. Weidinger was a vice president at Lehman Brothers where he last worked for the insolvency administration, after several years with the risk arbitrage, principal investing and investment banking divisions. He has held multiple board directorships across sectors. Mr. Weidinger holds a BSc from City University of London, an MBA from the Stanford Graduate School of Business, and an MS in Environment and Resources from Stanford University’s School of Earth Sciences.
Ultranav and BW Group have the right under the terms of their respective Investor Rights Agreements to each designate two individuals to be nominated to our Board. Mr. von Appen and Mr. Stokes are designees of Ultranav and
Mr. Sohmen-Pao
is a designee of the BW Group. See “Item 7—Major Shareholders and Related Party Transactions—Related Party Transactions—Investor Rights Agreements.”
Executive Officers
The following table provides information about our executive officers. Each of NGT Services (UK) Limited and Ultragas ApS, our wholly-owned subsidiaries and commercial managers, provides us with certain of our officers. All references in this annual report to “our officers” refer to those officers of NGT Services (UK) Limited and Ultragas ApS, who perform executive officer functions for our benefit.

Name	Age	Position
Oeyvind Lindeman	43	Chief Commercial Officer
Niall Nolan	58	Chief Financial Officer
Michael Schroder	58	Executive Officer

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
Niall Nolan
. Niall Nolan was appointed Chief Financial Officer of NGT Services (UK) Limited in August 2006. Mr. Nolan was appointed to the Members’ Representative Committee of Britannia Steam Ship Insurance Association Limited (“Britannia P&I”) in November 2017 and joined the board of Britannia P&I in May 2018. He resigned from both Britannia P&I positions in February 2022. Prior to his appointment as Chief Financial Officer, Mr. Nolan worked for Navigator Holdings Ltd. as representative of the creditors committee during Navigator Holdings’ bankruptcy proceedings. Prior to that, Mr. Nolan was group finance director of Simon Group PLC, a U.K. public company. Mr. Nolan is a fellow of the Association of Chartered Certified Accountants.
Michael Schroder
. Michael Schroder joined Navigator following the merger with Ultragas ApS in August 2021, where he served as Chief Executive Officer. During his
32-year
career, Mr. Schroder held several senior management positions within the Ultranav group in Chile and elsewhere. He has served on boards of shipping and logistic companies, as well as international shipping institutions and is currently a director of Unigas International B.V. Mr. Schroder graduated as Industrial Engineer from the Pontificia Universidad Católica de Chile and later obtained an MBA from the same university. He completed an Advanced Management Program at Harvard Business School. Mr. Schroder is a German and Chilean citizen and resides in Denmark.

B.	Compensation
Compensation of Directors
The non-executive chairman receives an annual fee of $250,000, of which $125,000 is paid in cash and $125,000 in shares of restricted stock granted under the LTIP which vest on the first anniversary of the grant date. Each of the other non-employee directors who serves as a member of our Board receives an annual fee of $120,000, of which $60,000 is paid in cash and $60,000 in shares of restricted stock granted under the LTIP which vest on the first anniversary of the grant date. In addition, the Audit Committee chair and Compensation Committee chair each receive an additional amount of $5,000 per annum while members of each committee receive a meeting fee of $1,500 for each committee meeting attended. Any officers who also serve as members of our Board or board sub-committees do not receive additional compensation for their services as directors.
For the year ended December 31, 2021, we granted a total of 29,295 shares of restricted stock pursuant to awards under the LTIP to non-employee directors of the company as part of their compensation, which such awards vest and become free of restrictions on the first anniversary of the grant date.
Each director will be fully indemnified by us for actions associated with being a director to the extent permitted under Marshall Islands law.
Compensation of Management
Our officers receive compensation for the services they provide to us. Two of our three officers (Messrs. Nolan and Lindeman) are remunerated in pounds sterling, while Mr. Schroder is remunerated in Danish Kroner. For purposes of this annual report, all forms of compensation paid to our officers have been converted to U.S. dollars. For the year ended December 31, 2021, the aggregate cash compensation paid to all officers as a group was $1.4 million. The cash compensation for each officer is comprised of base salary, amounts in lieu of pension contributions and bonus. Our officers are eligible to receive a discretionary annual cash bonus based on certain performance criteria determined by the compensation committee of our Board, or the “Compensation Committee,” and approved by our Board. Regardless of performance, the annual cash bonuses are paid at the sole discretion of the Compensation Committee, subject to approval by our Board.

For the year ended December 31, 2021, we granted a total of 22,135 shares of restricted stock to officers of the company under the Navigator Holdings Ltd. 2013 Long-Term Incentive Plan, or the “LTIP” (as described in further detail below under “—2013 Long-Term Incentive Plan”), which vest and usually become free of restrictions on the third anniversary of the grant date.
Messrs. Nolan, Lindeman and Schroder are eligible to participate in certain welfare benefit programs we offer, including life insurance, permanent health insurance, and private medical insurance. For the year ended December 31, 2021, the cost of these benefits provided to Messrs. Lindeman, Nolan and Schroder was in the aggregate approximately $50,000. Messrs. Nolan and Lindeman are also eligible to participate in a defined contribution personal pension plan, described below under “—Benefit Plans and Programs.”
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
As described above under “—Compensation of Management” and “—Compensation of Directors,” during the year ended December 31, 2021, we granted a total of (i) 22,135 shares of restricted stock under the LTIP to our officers and (ii) 29,295 shares of restricted stock under the LTIP to our non-employee
directors. The restricted stock awards granted to our officers vest and become free of restrictions on the third anniversary of the date of grant while the restricted stock awards granted to our non-employee
directors vest and become free of restrictions on the first anniversary of the date of grant.
Benefit Plans and Programs
We sponsor a money purchase defined contribution plan, which we refer to as a personal pension plan, for all employees located in the U.K., including Messrs. Nolan and Lindeman. Each employee is eligible to contribute up to 100% of their annual salary to their personal pension plan and we will match any such contribution up to 10% of the employee’s annual salary. For the year ended December 31, 2021, we paid an aggregate of $10,992 in contributions to the personal pension plan for Messrs. Lindeman, Nolan and Schroder (December 31, 2020: $14,191). For the year ended December 31, 2021, we paid an aggregate of $0.4 million in contributions to the personal pension plans for all other eligible employees (December 31, 2020: $0.2 million).

C.	Board Practices
While we are not subject to a number of the NYSE’s corporate governance standards as a foreign private issuer, we intend to comply voluntarily with a number of those rules. For example, we have a board of directors that is comprised of a majority of independent directors.

Committees of the Board of Directors
We have an audit committee, a compensation committee and a nomination committee. In addition, our board of directors may, from time to time, designate one or more additional committees, which shall have the duties and powers granted to it by our board of directors.
Audit Committee
Our audit committee consists of Messrs. Weidinger, Kenwright, and Dr. Fischer, with Mr. Weidinger as chair. Our board of directors has determined that Messrs. Weidinger, Kenwright, and Dr. Fischer satisfy the independence standards established by the NYSE and that each qualifies as an “audit committee financial expert,” as such term is defined in Regulation
S-K
promulgated by the SEC. The audit committee is responsible for, among other things, the hiring or termination of the independent registered public accounting firm; approving any non-audit
work performed by such independent registered public accounting firm; and assisting the board in monitoring the integrity of our consolidated financial statements, the independent registered public accounting firms qualifications and independence, the performance of the independent registered public accounting firm and our compliance with legal and regulatory requirements.
Compensation Committee
Our compensation committee consists of Messrs. Kenwright,
Sohmen-Pao,
and Dr. Fischer, with Mr. Kenwright as chair. The compensation committee is responsible for, among other things, developing and recommending to the board of directors compensation for board members; and overseeing compliance with any applicable compensation reporting requirements of the SEC and the NYSE.
Nominations Committee
Our nominations committee consists of Messrs. Kenwright and Stokes with Mr. Kenwright as chair. The nominations committee is responsible for, among other things, the selection and recommendation to the board of prospective directors, officers and committee member candidates.

D.	Employees
We had 124 employees as of December 31, 2021 compared to 80 employees as of December 31, 2020 and 83 as of December 31, 2019. We consider our employee relations to be good. Our crewing and technical managers provide crews for our vessels under separate crew management agreements.

E.	Share Ownership
See “Item 7—Major Shareholders and Related Party Transactions—Major Shareholders.”

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders
The following table sets forth certain information regarding the beneficial ownership of our common stock as of April 27, 2022:

•	each person known by us to be a beneficial owner of more than 5.0% of our common stock;

•	each of our directors;

•	each of our named executive officers; and

•	all directors and executive officers as a group.

The data set forth below is based on information filed with the SEC and information provided to us prior to April 27, 2022. Except as otherwise indicated, the person or entities listed below have sole voting and investment power with respect to all of our shares of common stock beneficially owned by them, subject to community property laws where applicable.

	Common Stock Beneficially Owned
Name of Beneficial Owner	Number of Shares (1)	Percent
BW Group (2)	21,874,716	28.3%
Naviera Ultranav Limitada (3)	21,202,671	27.5%
Neil Gagnon (4)	4,058,179	5.3%
Dr. Heiko Fischer	72,225	*
David Kenwright	52,225	*
Andreas Sohmen-Pao	—	—
Peter Stokes	—	—
Dag von Appen	—	—
Florian Weidinger	50,125	*
Oeyvind Lindeman	23,239	*
Niall Nolan	142,474	*
Michael Schroder	5,000	*
All executive officers and directors as a group (9 persons)	345,288	0.4%

*	Less than 1%.
(1)
Unless otherwise indicated, all shares of common stock are owned directly by the named holder and such holder has sole power to vote and dispose of such shares. Unless otherwise noted, the address for each beneficial owner named above is: 650 Madison Avenue, 25 th
Floor, New York, New York 10022.

(2)
Represents 21,874,716 shares of common stock held directly by BW Group. The address of entity and person identified in this note is c/o Inchona Services Limited, Washington Mall Phase 2, 4th Floor, Suite 400, 22 Church Street, HM 1189, Hamilton HMEX, Bermuda. Mr Sohmen-Pao is Chairman of BW Group.

(3)
Represents 20,672,604 shares of common stock held by Ultranav International S.A. and 530,067 shares of common stock held by Ultranav Denmark ApS, both wholly owned subsidiaries of Naviera Ultranav Limitada. The address of the entities identified in this note is Tower Financial Center 16 th
Floor 50
th
Street, Panama, Republic of Panama. Mr von Appen is the Chairman of Naviera Ultranav Limitada.

(4)
This information is based on the Schedule 13G filed with the SEC on February 3, 2022. According to this Schedule 13G Neil Gagnon possessed shared voting power over 3,540,805 shares and shared dispositive power over 3,682,296 shares.

On December 22, 2020, the WLR Group sold all of its 21,863,874 shares of our common stock to the BW Group.
On August 4, 2021, in connection with the Ultragas Transaction, we issued 21,202,671 new shares of our common stock, representing an approximate 26.7% ownership interest in us, to subsidiaries of Ultranav.

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
The related party transactions that we were party to between January 1, 2019, and December 31, 2021, are described in Note 21—Related Party Transactions to our consolidated financial statements.

Investor Rights Agreements
On December 22, 2020, we entered into an Investor Rights Agreement with BW Group, (the “BW Group Investor Rights Agreement”), which provides BW Group with the right to designate two members of the board of directors of Navigator (provided that BW Group maintains certain ownership levels) and with certain registration rights and informational rights.
On August 4, 2021, in connection with the Ultragas Transaction, we entered into an Investor Rights Agreement with Ultranav (the “Ultranav Investor Rights Agreement”), which provides Ultranav with the right to designate two members of the board of directors of Navigator (provided that Ultranav maintains certain ownership levels) and with certain registration rights and informational rights. In connection with the Ultragas Transaction, Navigator also amended and restated the BW Group Investor Rights Agreement to conform the terms of such agreement with the Ultranav Investor Rights Agreement.

C.	Interests of Experts and Counsel
Not applicable.

Item 8.	Financial Information

A.	Consolidated Statements and Other Financial Information
Please see Item “18—Financial Statements” below for additional information required to be disclosed under this item.
Legal Proceedings
We expect that in the future we may be subject to legal proceedings and claims in the ordinary course of business, principally personal injury and property casualty claims. These claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. We are not aware of any legal proceedings or claims that we believe will have, individually or in the aggregate, a material adverse effect on our consolidated financial statements.
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
The information required to be disclosed under this item is incorporated by reference to Exhibit 2.2 filed herein

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

L.L.C., Navigator Ceres L.L.C., Navigator Ceto L.L.C. and Navigator Copernico L.L.C, Navigator Holdings Ltd. and Navigator Gas L.L.C., Credit Agricole Corporate and Investment Bank, HSH Nordbank Ag and NIBC Bank N.V. as the arrangers and Credit Agricole as agent, and a group of financial institutions as lenders, dated as of January 27, 2015. See Item 5 “Operating and Financial Review and Prospects—Liquidity and Capital Resources—Secured Term Loan Facilities and Revolving Credit Facilities—Term and Facility Limits—January 2015 Secured Term Loan Facility.”

(4)
$220.0 million Secured Facility Agreement, dated October 28, 2016, by and among Navigator Gas L.L.C. as borrower, Navigator Holdings Ltd., as guarantor, and the lenders named therein. See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Secured Term Loan Facilities and Revolving Credit Facilities—Term and Facility Limits—October 2016 Secured Term Loan and Revolving Credit Facility.”

(5)
$160.8 million Secured Facility Agreement dated June 30, 2017, by and among Navigator Gas L.L.C. as borrower, Navigator Holdings Ltd., as guarantor, and the lenders named therein. See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Secured Term Loan Facilities and Revolving Credit Facilities—Term and Facility Limits—June 2017 Secured Term Loan and Revolving Credit Facility.”

(6)
Bond Terms between Navigator Holdings Ltd., as issuer, and Nordic Trustee AS, as bond trustee and security agent, in the bond issue of NIBOR+6.0% Navigator Holdings Ltd. Senior Secured Callable NOK Bonds dated November 1, 2018. See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—2018 Senior Secured Bonds.”

(7)
$107.0 million Secured Facility Agreement, dated March 25, 2019, by and among Navigator Atlas L.L.C., Navigator Europa L.L.C., Navigator Oberon L.L.C. and Navigator Triton L.L.C. as borrowers, Navigator Gas L.L.C. and Navigator Holdings Ltd. as guarantors, Credit Agricole Corporate and Investment Bank, ING Bank, a branch of ING—DIBA AG and Skandinaviska Enskilda Banken AB (Publ), as arrangers and Credit Agricole Corporate and Investment Bank, as agent. See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Secured Term Loan Facilities and Revolving Credit Facilities—Term and Facility Limits—March 2019 Secured Term Loan Facility.”

(8)
$75.0 million Credit Agreement dated March 29, 2019, between Navigator Ethylene Terminals L.L.C. as borrower, and ING Capital L.L.C. and SG Americas Securities L.L.C. as arrangers. See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Terminal Facility.”

(9)
$210.0 million Facility Agreement, by and among Navigator Gas L.L.C. as borrower and Nordea Bank AB, ABN Amro Bank N.V., BNP Paribas S.A., ING Bank N.V., London Branch; National Australia Bank Limited and Credit Agricole Corporate and Investment Bank as lead arrangers and a group of financial institutions as lenders, dated as of September 17, 2020. See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Secured Term Loan Facilities and Revolving Credit Facilities—Term and Facility Limits—September 2020 Secured Revolving Credit Facility.”

(10)
Bond Agreement between Navigator Holdings Ltd. and Nordic Trustee AS on behalf of the Bondholders in the bond issue of 8.0% Navigator Holdings Ltd. Senior Unsecured Callable Bonds dated September 9, 2020. See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—2020 Senior Unsecured Bonds.”

(11)
Amended and Restated Investor Rights Agreement, dated August 4, 2021, among Navigator Holdings Ltd. and BW Group Limited. See “Item 7—Major Shareholders and Related Party Transactions—Related Party Transactions—Investor Rights Agreements”.

(12)
Investor Rights Agreement, dated August 4, 2021, among Navigator Holdings Ltd. and Ultranav International S.A. and Ultranav Denmark ApS. See “Item 7—Major Shareholders and Related Party Transactions—Related Party Transactions—Investor Rights Agreements”.

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
Interest Rate Risk
Historically, we have been subject to limited market risks relating to changes in interest rates because we did not have significant amounts of floating rate debt outstanding. Navigator Gas L.L.C., our wholly-owned subsidiary, and certain of our vessel-owning subsidiaries are parties to secured term loan and revolving credit facilities that bear interest at an interest rate of U.S. LIBOR plus 185 to 270 basis points. At December 31, 2021, our outstanding debt that is subject to variable interest rates, net of the amount subject to interest rate swap agreements, was $466.3 million. Based on this, a variation in U.S. LIBOR of 100 basis points would result in an increase of $4.7 million in annual interest paid on our indebtedness outstanding as of December 31, 2021.
We use interest rate swaps to reduce our exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize the risks and costs associated with its floating-rate debt. The Company is exposed to the risk of credit loss in the event of non-performance
by the counterparty to the interest rate swap agreements.
Foreign Currency Exchange Rate Risk
Our primary economic environment is the international shipping market. This market utilizes the U.S. Dollar as its functional currency. Consequently, virtually all of our revenues are in U.S. Dollars. Our expenses, however, are in the currency invoiced by each supplier, and we remit funds in the various currencies invoiced. We incur some vessel operating expenses and general and administrative costs in foreign currencies, primarily the Euro, Pound Sterling Danish Kroner and Polish Zloty and therefore there is a transactional risk that currency fluctuations could have a negative effect on our cashflows and financial condition. We believe these adverse effects would not be material and we have not entered into any derivative contracts to mitigate our exposure to foreign currency exchange rate risk during 2021.
In November 2018, we issued senior secured bonds in an aggregate amount of NOK 600 million. Please read “2018 Senior Secured Bonds”. We have entered into a cross currency interest rate swap to mitigate the risk of currency movements for both interest payments during the five-year tenor of the 2018 Bonds and for the principal repayments at maturity in November 2023. However, if the Norwegian Kroner weakens relative to the U.S. Dollar beyond a certain threshold, we are required to place cash collateral with our swap providers for the forecast future liability on the cross-currency interest rate swap. In the event the depreciation of the Norwegian Kroner relative to the U.S. Dollar is significant, the cash collateral requirements could adversely affect our liquidity and financial position.
In addition, at each quarterly interest payment date, the cross-currency interest rate swap exchanges a receipt of floating interest of 6.0% plus 3-month NIBOR on NOK 600 million for a U.S. dollar payment of floating interest of 6.608% plus 3-month U.S. LIBOR on the approximate $71.7 million principal amount. The purpose of the cross-currency interest rate swap is to economically hedge the foreign currency exposure on the payments of interest and principal of the Company’s NOK-denominated 2018 Bonds due in 2023. The cross-currency interest rate swap is remeasured to fair value at each reporting date.
Inflation
Certain of our operating expenses, including crewing, insurance and drydocking costs, are subject to fluctuations as a result of market forces. Increases in bunker costs could have a material effect on our future operations if the number and duration of our voyage charters or COAs increases. In the case of the 45 vessels owned and commercially managed by us as of December 31, 2021, 26 were employed on time charter and as such it is the charterers who pay for the fuel on those vessels. If our vessels are employed under voyage charters or COAs, freight rates are generally sensitive to the price of fuel. However, a sharp rise in bunker prices may have a temporary negative effect on our results since freight rates generally adjust only after prices settle at a higher level.
Credit Risk
We may be exposed to credit risks in relation to vessel employment and at times may have multiple vessels employed by one charterer. We consider and evaluate concentration of credit risk continuously and perform ongoing evaluations of these charterers for credit risk. At December 31, 2021, no more than four of our vessels were employed by the same charterer. We invest our surplus funds with reputable financial institutions, with original maturities of no more than three months, in order to provide the Company with flexibility to meet all requirements for working capital and for capital investments

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
Disclosure Controls and Procedures
Our Chief Commercial Officer, Executive Officer and our Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule
13a-15(e)
of the Exchange Act) as of December 31, 2021, have concluded that, as of such date, our disclosure controls and procedures were not effective (see below).
Management’s Report on Internal Control over Financial Reporting
In accordance with Rule
13a-15(f)
of the Securities Exchange Act of 1934, our management, including our chief Commercial Officer, Executive Officer and Chief Financial Officer, is responsible for the establishment and maintenance of adequate internal control over financial reporting for the Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company’s system of internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the consolidated financial statements
.
Management has performed an assessment of the effectiveness of the Company’s internal controls over financial reporting as of December 31, 2021, based on the provisions of Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).
Management previously reported, in our Annual Report on Form 20-F for the years ended December 31, 2019 and 2020, a material weakness in our internal control over financial reporting related to the design and operation of our controls relating to a lack of sufficient accounting and financial reporting personnel with requisite knowledge and experience in the application of U.S. GAAP and SEC financial reporting requirements.
A material weakness is a deficiency, or a combination of deficiencies in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.
Remediation Plan
While we continue to implement enhanced controls over preparing technical papers and acquiring sufficient accounting and financial reporting personnel with requisite knowledge and experience in the application of U.S. GAAP in support of determining the appropriate accounting treatments for certain new or non-routine
transactions or issues arising and related disclosures, management has determined that the control deficiency has not yet been remediated and does constitute a material weakness and therefore management has concluded that the Company did not maintain effective internal control over financial reporting as of December 31, 2021.

Attestation Report of the Independent Registered Accounting Firm
The Company’s internal control over financial reporting, as of December 31, 2021, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, who also audited the Company’s consolidated financial statements for that year. In August 2021 we completed the Ultragas Transaction and as permitted by related SEC staff interpretive guidance for newly acquired businesses, we have excluded the acquired entities from our assessment of internal control over financial reporting as of December 31, 2021. The acquired entities are wholly owned subsidiaries and collectively they represented approximately 19% of our consolidated total assets as of December 31, 2021 and approximately 13% of our consolidated revenue for the year ended December 31, 2021. PricewaterhouseCoopers LLP audit report on the effectiveness of internal control over financial reporting is presented in “Item 18 Financial Statements”.
Changes in Internal Control over Financial Reporting
There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert
Our board of directors has determined that Messrs. Weidinger, Kenwright and Dr Fischer satisfy the independence standards established by the NYSE and that each qualifies as an “audit committee financial expert,” as such term is defined in Regulation
S-K
promulgated by the SEC.

Item 16B.	Code of Ethics
We have adopted a Code of Business Conduct and Ethics that applies to all entities controlled by the Company and its employees, directors, officers and agents of the Company. We will provide any person, free of charge, a copy of our Code of Business Conduct and Ethics upon written request to our principal executive office.

Item 16C.	Principal Accountant Fees and Services
Our principal accountant for 2021 was PricewaterhouseCoopers LLP. Our principal accountant for 2019 and 2020 was Ernst & Young LLP.
Audit Fees
Audit fees incurred in 2021 include $1,150,000 relating to aggregate fees billed for professional services rendered by the principal accountant for the audit of the Company and its subsidiaries’ annual financial statements. A further fee of $675,000 relates to the 2020 audit of the Company to the principal accountant for 2020 as well as an additional fee of $297,000 relating to auditor’s reviews for the first and second quarters of 2021.
Audit-Related Fees
There were no audit related fees incurred in 2020 and 2021.
Tax Fees
There were no tax fees in 2021 and $17,840 in 2020 relating to general tax compliance services provided by the then principal accountant.
All Other Fees
There were no fees incurred by the Company for services provided by PricewaterhouseCoopers LLP or Ernst & Young LLP relating to other fees in 2021 and 2020 respectively.

The audit committee has the authority to
pre-approve
permissible audit-related and
non-audit
services not prohibited by law to be performed by our independent registered public accounting firm and associated fees. Engagements for proposed services either may be separately pre-approved
by the audit committee or entered into pursuant to detailed
pre-approval
policies and procedures established by the audit committee, as long as the audit committee is informed on a timely basis of any engagement entered into on that basis. The audit committee separately pre-approved
all engagements and fees paid to our principal accountant for all periods in 2021 and 2020.

Item 16D.	Exemptions from the Listing Standards for Audit Committees
Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers
Not applicable.

Item 16F.	Change in Registrant’s Certifying Accountant

i.
On November 30, 2021, the Company engaged PricewaterhouseCoopers LLP as the Company’s independent registered public accounting firm for the year ending December 31, 2021. Ernst & Young LLP was dismissed with effect from November 30, 2021. The change in the Company’s independent registered public accounting firm was proposed and approved by the Company’s audit committee and board of directors in September 2021. The decision to change the Company’s independent registered public accounting firm was not the result of any disagreements between us and Ernst & Young LLP.

ii.
During the two fiscal years ended December 31, 2019, and December 31, 2020, and the subsequent interim period through November 30, 2021, there were: (1) no “disagreements” (as that term is defined in Item 16F(a)(1)(iv) of Form
20-F
and the instructions to Item 16F) between the Company and Ernst & Young LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreement(s) if not resolved to Ernst & Young LLP’s satisfaction would have caused Ernst & Young LLP to make reference in connection with their opinion to the subject matter of the disagreement, and (2) no “reportable events” (as that term is defined in Item 16F(a)(1)(v) of Form
20-F),
except for the material weaknesses in the Company’s internal control over financial reporting (“ICFR”) as of December 31, 2019 related to:

•	a lack of sufficient effective controls over prospective financial information used in the Company’s going concern assessment;

•	a lack of sufficient accounting and financial reporting personnel with requisite knowledge and experience in the application of U.S. GAAP and SEC financial reporting requirements; and

•	manage access and manage change for IT systems at one of the Company’s third party technical managers;

iii.
and as of December 31, 2020, the continued single material weakness relating to the lack of sufficient accounting and financial reporting personnel with requisite knowledge and experience in the application of U.S. GAAP and SEC financial reporting requirements;

iv.
all of which were disclosed in the Company’s respective Annual Reports on Form 20-F for the years ended December 31, 2020 and 2019 filed with the SEC. The Audit Committee of the Company discussed the subject matter of each reportable event with Ernst & Young LLP and has authorized Ernst & Young LLP to respond fully to the inquiries of PricewaterhouseCoopers LLP concerning the subject matter of each reportable event.

v.
The audit reports of Ernst & Young LLP on the consolidated financial statements of Navigator Holdings Ltd. and subsidiaries as of and for the years ended December 31, 2020 and 2019 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles, except as noted above in respect of ICFR and as follows:

•
Ernst & Young LLP’s report on the consolidated financial statements of Navigator Holdings Ltd. and subsidiaries as of and for the year ended December 31, 2019 contained separate paragraphs stating that: “As discussed in Note 1 to the consolidated financial statements, the Company may experience significant reductions in revenues and cashflows resulting from uncertainty and economic contraction caused by the
COVID-19
pandemic and unexpected calls for deposits into a restricted margin account related to its cross-currency swap, which may cause the Company to breach its loan and bond covenants related to minimum liquidity and interest cover ratio. In addition, the Company cannot repay its bond maturing in February 2021 from projected financial resources and has stated that substantial doubt exists about the Company’s ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.” and “As discussed in Note 2 to the consolidated financial statements, the Company changed its method for accounting for leases in 2019.”

•
Ernst & Young LLP’s report on the consolidated financial statements of Navigator Holdings Ltd. and subsidiaries as of and for the year ended December 31, 2020, contained a separate paragraph stating that: “We did not audit the financial statements of Enterprise Navigator Ethylene Terminal L.L.C, a corporation in which the Company has a 50% interest, as of December 31, 2020 and for the year then ended. In the consolidated financial statements, the Company’s investment in Enterprise Navigator Ethylene Terminal L.L.C is stated at $148.665 million as of December 31, 2020, and the Company’s equity in the net income of Enterprise Navigator Ethylene Terminal L.L.C is stated at $6.51 million in 2020. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Enterprise Navigator Ethylene Terminal L.L.C, is based solely on the report of the other auditors.”

vi.
The Company has requested that Ernst & Young LLP furnish it with a letter addressed to the SEC stating whether or not it agrees with the above statements. A copy of such letter, dated April 28, 2022 is filed as Exhibit 15.4 to this annual report.

vii.
During the Company’s two most recent fiscal years ended December 31, 2019 and 2020 and the subsequent interim period through November 30, 2021, neither the Company nor anyone on the Company’s behalf consulted with PricewaterhouseCoopers LLP regarding any of the matters or events set forth in Item 16F(a)(2)(i) and (ii) of Form
20-F.

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
We believe that our established corporate governance practices satisfy the NYSE listing standards.

Item 16H.	Mine Safety Disclosure
Not applicable.

Item 16I.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections
Not applicable.

PART III

Item 17.	Financial Statements
See
“Item 18-Financial
Statements.”.

Item 18.	Financial Statements
The following financial statements listed below and set forth on pages
F-7
through
F-46,
together with the related reports of PricewaterhouseCoopers LLP, Ernst & Young LLP, and Deloitte & Touche LLP, Independent Registered Public Accounting Firms thereon, are filed as part of this annual report:

Item 19.	Exhibits
The following exhibits are filed as part of this annual report:

Exhibit Number	Description

1.1	Amended and Restated Articles of Incorporation of Navigator Holdings Ltd. (incorporated by reference to Exhibit 3.1 to the registrant’s Registration Statement on Form F-1 (File No. 333-191784), filed on November 6, 2013).

1.2	Second Amended and Restated Bylaws of Navigator Holdings Ltd. (incorporated by reference to Exhibit 3.2 to the registrant’s Registration Statement on Form F-1 (File No. 333-191784), filed on November 4, 2013).

2.1	Form of Common Stock Certificate (incorporated by reference to Exhibit 4.5 to the registrant’s Registration Statement on Form F-1 (File No. 333-191784), filed on November 15, 2013).

2.2*	A description of the rights of each class of securities that is registered under Section 12 of the Exchange Act.

2.3	Amended and Restated Investor Rights Agreement, dated August 4, 2021 among Navigator Holdings Ltd. and BW Group Limited (incorporated by reference to Exhibit 4.2 to the registrant’s Report on Form 6-K (File No. 001-36202), filed on August 4, 2021).

2.4	Investor Rights Agreement, dated August 4, 2021, among Navigator Holdings Ltd., Ultranav International S.A. and Ultranav Denmark ApS. (incorporated by reference to Exhibit 4.3 to the registrant’s Report on Form 6-K (File No. 001-36202), filed on August 4, 2021).

4.1	Navigator Holdings Ltd. 2013 Long-Term Incentive Plan, effective as of October 22, 2013 (incorporated by reference to Exhibit 10.1 to the registrant’s Registration Statement on Form F-1 (File No. 333-191784), filed on November 6, 2013).

Exhibit Number	Description

4.2	$278.1 million Secured Facility Agreement, dated January 27, 2015, by and among Navigator Atlas L.L.C., Navigator Europa L.L.C., Navigator Oberon L.L.C., Navigator Triton L.L.C., Navigator Umbrio L.L.C., Navigator Centauri L.L.C., Navigator Ceres L.L.C., Navigator Ceto L.L.C. and Navigator Copernico L.L.C., as borrowers, Navigator Holdings Ltd., Navigator Gas L.L.C and Credit Agricole Corporate and Investment Bank, HSH Nordbank AG and NIBC Bank N.V., as arrangers and Credit Agricole Corporate and Investment Bank, as agent, and the lenders party thereto (incorporated by reference to Exhibit 10.1 to the registrant’s Report on Form 6-K (File No. 001-36202), filed on February 4, 2015).

4.3	$220.0 million Secured Facility Agreement, dated October 28, 2016, by and among Navigator Gas L.L.C. as borrower, Navigator Holdings Ltd., as guarantor, and the lenders named therein (incorporated by reference to Exhibit 10.1 to the registrant’s Report on Form 6-K (File No. 001-36202), filed on October 31, 2016).

4.4	Joint Venture Agreement, dated August 4, 2010, among PT Persona Sentra Utama, PT Mahameru Kencana Abadi, Navigator Gas Invest Limited and PT Navigator Khatulistiwa (incorporated by reference to Exhibit 10.8 to the registrant’s Registration Statement on Form F-1 (File No. 333-191784), filed on November 4, 2013).

4.5	Supplemental Deed, dated February 13, 2014, among PT Navigator Khatulistiwa, PT Persona Sentra Utama, PT Mahameru Kencana Abadi, Navigator Gas Invest Limited, Falcon Funding Ptd. Ltd. and Navigator Gas L.L.C. (incorporated by reference to Exhibit 4.9 to the registrant’s Annual Report on Form 20-F (File No. 001-36202), filed on March 17, 2014).

4.6	Bond Terms between Navigator Holdings Ltd., as issuer, and Nordic Trustee AS, as bond trustee and security agent, in the bond issue of NIBOR+6.0% Navigator Holdings Ltd. Senior Secured Callable NOK Bonds dated November 1, 2018 (incorporated by reference to Exhibit 4.1 to the registrant’s Report on Form 6-K (File No. 001-36202), filed on November 13, 2018).

4.7	$160.8 million Secured Facility Agreement, dated June 30, 2017, by and among Navigator Gas L.L.C. as borrower, Navigator Holdings Ltd., as guarantor, and the lenders named therein (incorporated by reference to Exhibit 10.1 to the registrant’s Report on Form 6-K (File No. 001-36202), filed on July 6, 2017).

4.8	$107.0 million Secured Facility Agreement, dated March 25, 2019, by and among Navigator Atlas L.L.C., Navigator Europa L.L.C., Navigator Oberon L.L.C. and Navigator Triton L.L.C. as borrowers, Navigator Gas L.L.C. and Navigator Holdings Ltd. as guarantors, Credit Agricole Corporate and Investment Bank, ING Bank, a branch of ING—DIBA AG, and Skandinaviska Enskilda Banken AB (Publ), as arrangers and Credit Agricole Corporate and Investment Bank, as agent (incorporated by reference to Exhibit 4.14 to the registrant’s Annual Report on Form 20-F (File No. 001-36202), filed on April 1, 2019).

4.9	$75.0 million Credit Agreement dated March 29, 2019, between Navigator Ethylene Terminals L.L.C. as borrower, and ING Capital L.L.C. and SG Americas Securities L.L.C. as arrangers (incorporated by reference to Exhibit 4.15 to the registrant’s Annual Report on Form 20-F (File No. 001-36202), filed on April 1, 2019).

4.10	$210.0 million Facility Agreement, by and among Navigator Gas L.L.C. as borrower and Nordea Bank AB, ABN Amro Bank N.V., BNP Paribas S.A., ING Bank N.V., London Branch; National Australia Bank Limited and Credit Agricole Corporate and Investment Bank as lead arrangers and a group of financial institutions as lenders, dated as of September 17, 2020 (incorporated by reference to Exhibit 4.10 to the registrant’s Annual Report on Form 20-F (File No. 001-36202), filed on May 17, 2021).

Exhibit Number	Description

4.11	Bond Terms between Navigator Holdings Ltd., as issuer, and Nordic Trustee AS, as bond trustee and security agent, in the bond issue of 8.0% Navigator Holdings Ltd. Senior Unsecured Callable Bonds dated September 10, 2020 (incorporated by reference to Exhibit 4.1 to the registrant’s Report on Form 6-K (File No. 001-36202), filed on October 21, 2020).

4.12	Share Purchase Agreement, dated August 4, 2021, among Navigator Holdings Ltd., Ultranav International S.A., Ultranav Denmark ApS and Naviera Ultranav Limitada (incorporated by reference to Exhibit 4.1 to the registrant’s Report on Form 6-K (File No. 001-36202), filed on August 4, 2021).

8.1*	List of Subsidiaries of Navigator Holdings Ltd.

12.1*	Rule 13a-14(a)/15d-14(a) Certification of Chief Commercial Officer.

12.2*	Rule 13a-14(a)/15d-14(a) Certification of Executive Officer.

12.3*	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer.

13.1*	Certification under Section 906 of the Sarbanes-Oxley Act of 2002 of the Chief Commercial Officer.

13.2*	Certification under Section 906 of the Sarbanes-Oxley Act of 2002 of the Financial Officer.

13.3*	Certification under Section 906 of the Sarbanes-Oxley Act of 2002 of the Chief Financial Officer.

15.1*	Consent of Independent Registered Public Accounting Firm, PwC LLP

15.2*	Consent of Independent Registered Public Accounting Firm, EY LLP

15.3*	Consent of Independent Registered Public Accounting Firm, DELOITTE & TOUCHE LLP

15.4*	Letter of Ernst & Young LLP

101. INS*	Inline XBRL Instance Document—the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101. SCH*	Inline XBRL Taxonomy Extension Schema

101. CAL*	Inline XBRL Taxonomy Extension Schema Calculation Linkbase

101. DEF*	Inline XBRL Taxonomy Extension Schema Definition Linkbase

101. LAB*	Inline XBRL Taxonomy Extension Schema Label Linkbase

101. PRE*	Inline XBRL Taxonomy Extension Schema Presentation Linkbase

104*	Cover Page Interactive Date File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed herewith.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form
20-F
and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

NAVIGATOR HOLDINGS LTD.

Date: April 28, 2022	By:	/s/ Niall Nolan
	Name:	Niall Nolan
	Title:	Chief Financial Officer

Report of Independent Registered Public
Accounting
Firm
To the Board of Directors and Stockholders of Navigator Holdings Ltd.
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated balance sheet of Navigator Holdings Ltd. and its subsidiaries (the “Company”) as of December 31, 2021 and the related consolidated statements of operations, comprehensive income, stockholders’ equity and cash flows for the year ended December 31, 2021, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, based on our audit and the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year ended December 31, 2021 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO because a material weakness in internal control over financial reporting existed as of that date related to a lack of sufficient accounting and financial reporting personnel with requisite knowledge and experience in the application of U.S. GAAP and SEC financial reporting requirements.
A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness referred to above is described in the accompanying Management’s Report on Internal Control over Financial Reporting appearing under Item 15. We considered this material weakness in determining the nature, timing, and extent of audit tests applied in our audit of the 2021 consolidated financial statements, and our opinion regarding the effectiveness of the Company’s internal control over financial reporting does not affect our opinion on those consolidated financial statements.
We did not audit the financial statements of Enterprise Navigator Ethylene Terminal L.L.C, a corporation in which the Company has a 50% interest. In the consolidated financial statements, the Company’s investment in Enterprise Navigator Ethylene Terminal L.L.C is stated at $148.0 million as of December 31, 2021, and the Company’s equity in the net income of Enterprise Navigator Ethylene Terminal L.L.C is stated at $11.1 million in the year ended December 31, 2021. Those statements were audited by other auditors whose report thereon has been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for Enterprise Navigator Ethylene Terminal L.L.C, is based solely on the report of the other auditors.
Basis for Opinions
The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in management’s report referred to above. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.
Our audit of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.
As described in Management’s Report on Internal Control over Financial Reporting, in August 2021 management completed the Ultragas Transaction and has excluded the acquired entities from its assessment of internal control over financial reporting as of December 31, 2021. We have also excluded the acquired entities from our audit of internal control over financial reporting. The acquired entities are wholly-owned subsidiaries whose total assets and total revenues excluded from management’s assessment and our audit of internal control over financial reporting represent approximately 19% and 13%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2021.
Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Valuation of acquired vessels
As described in Note 3 to the consolidated financial statements, the Company completed the acquisitions of Othello Shipping Company S.A. and Ultragas ApS in 2021 for a total consideration of $410.4 million; of which $215.9 million was allocated to handysize vessels and $160.7 million to smaller vessels (together ‘the acquired vessels’). Management applied considerable judgment in estimating the fair value of the acquired vessels using the discounted cash flow method under the income approach, which involved the use of assumptions and judgements regarding (i) expected future charter rates; (ii) expected future utilization rates; (iii) the estimated remaining useful lives of the vessels; and (iv) the discount rate to be applied to the estimated future cash flows.
The principal considerations for our determination that performing procedures relating to the valuation of acquired vessels is a critical audit matter are the significant judgment by management in determining the key assumptions used in the discounted cash flows. This in turn resulted in a high degree of auditor judgment, subjectivity and effort in performing procedures to evaluate management’s future cash flow projections and significant assumptions, including expected future charter rates and utilization rates, the estimated remaining useful lives of the vessels and the discount rate to be applied to the expected future cash flows.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s valuation of acquired vessels. These procedures also included, among others: (i) testing management’s process for estimating the fair value of acquired vessels, including evaluating the appropriateness of the valuation method used by management and (ii) evaluating the reasonableness of key assumptions developed by management, including expected future charter rates, expected future utilization rates, the estimated remaining useful lives of the vessels and the discount rate to be applied to the estimated future cash flows. Evaluating the reasonableness of the expected future charter rates involved considering the past performance of the acquired vessels, including historical forecasting accuracy and consistency of expectations with economic and industry data. Professionals with specialized skill and knowledge were used to assist in performing procedures relating to assessing the reasonableness of the discount rate applied to the forecasted cash flows and the appropriateness of the estimated remaining useful lives assigned to the acquired vessels.
Impairment of vessels
As described in Notes 2 and 7 to the consolidated financial statements, the carrying value of the Company’s vessels, including capitalized drydocking costs, was $1,763.3 million as of December 31, 2021. Following a change to the estimated useful lives of the vessels, in order to reflect the impact of climate change and sustainability on utilization rates, from 30 years to 25 years, there were eight vessels that showed indications of impairment, as their individual carrying values were greater than their respective undiscounted cashflows. The Company recorded an impairment charge of $58.2 million against the carrying value of vessels as of December 31, 2021. Management’s vessels are reviewed for impairment when events or circumstances indicate the carrying amount of the vessel may not be recoverable. When such indicators are present, a vessel is tested for recoverability and an impairment loss is recognized if the sum of the future cash flows (undiscounted and excluding interest charges that will be recognized as an expense when incurred) expected to be generated by the vessel over its estimated remaining useful life are less than its carrying value. If management determines that a vessel’s undiscounted cash flows are less than its carrying value, they record an impairment loss equal to the amount by which its carrying amount exceeds its fair value. Management applies a discounted cash flow method to derive the fair value of those vessels. Management applied considerable judgment in estimating this fair value, which involved the use of assumptions and judgements regarding (i) expected future charter rates; (ii) expected future utilization rates; (iii) the estimated remaining useful lives of the acquired vessels; and (iv) the discount rate to be applied to the estimated future cash flows.
The principal considerations for our determination that performing procedures relating to the impairment of vessels is a critical audit matter are there was significant judgment by management in determining the key assumptions used in the fair value estimates for those vessels where the sum of the undiscounted expected future cash flows was less than their carrying value. This in turn resulted in a high degree of auditor judgment, subjectivity and effort in performing procedures to evaluate management’s future cash flow projections and significant assumptions, including expected future charter rates and utilization rates, the estimated remaining useful lives of the vessels and the discount rate to be applied to the expected future cash flows.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s vessels impairment assessment. These procedures also included, among others: (i) testing management’s process for estimating the fair value of those vessels where the sum of the undiscounted expected future cash flows was less than their carrying value; and (ii) evaluating the reasonableness of significant assumptions developed by management, including expected future charter rates, the expected future utilization rates, the estimated remaining useful lives of the vessels and the discount rate to be applied to the estimated future cash flows. Evaluating the reasonableness of the expected future charter rates involved considering the past performance of the vessels, including historical forecasting accuracy and consistency of expectations with economic and industry data. Professionals with specialized skill and knowledge were used to assist in performing procedures relating to assessing the reasonableness of the discount rate applied to the forecasted cash flows and appropriateness of the estimated remaining useful lives assigned to the vessels.
/s/
PricewaterhouseCoopers LLP
Watford, United Kingdom
April 2
8
, 2022
We have served as the Company’s auditor since 2021.

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of Navigator Holdings Ltd
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Navigator Holdings Ltd (the Company) as of December 31, 2020 and 2019, the related consolidated statements of operations, comprehensive income, stockholders’ equity and cash flows for each of the two years in the period ended December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion based on our audits and the report of other auditors, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.
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
Description of the matter
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
How we addressed the matter in our audit
We obtained an understanding of the Company’s impairment process, evaluated the design, and tested the operating effectiveness of the controls over the Company’s determination of future charter rates for non-contracted
revenue days.
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
/s/ Ernst & Young LLP
London United Kingdom.
May 17, 2021
We have served as the Company’s auditor from 2019 to 2020.

F-
7

Report of Independent Registered Public Accounting Firm
To the Managing Member of Enterprise Navigator Ethylene Terminal LLC
Opinion on the Financial Statements
We have audited the balance sheets of Enterprise Navigator Ethylene Terminal LLC (the “Company”) as of December 31, 2021 and 2020, the related statements of operations, cash flows, and members’ equity, for each of the two years ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the two years ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.
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
We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
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
/s/ DELOITTE & TOUCHE LLP
Houston, Texas
February 14, 2022
We have served as the Company’s auditor since 2018.

F-
8

Navigator Holdings Ltd.
Consolidated Balance Sheets

	December 31, 2020	December 31, 2021
	(in thousands, except share data)
Assets
Current assets
Cash, cash equivalents and restricted cash	$59,271	$124,223
Accounts receivable, net of allowance for credit losses of $1,105 (December 31, 2020: $161)	14,451	31,906
Accrued income	20,073	6,150
Prepaid expenses and other current assets	22,015	16,293
Bunkers and lubricant oils	8,428	13,171
Insurance receivable	447	6,857
Amounts due from related parties	11,853	16,736

Total current assets	136,538	215,336
Non-current assets
Vessels, net	1,545,688	1,763,252
Assets held for sale	—	25,944
Property, plant and equipment, net	502	330
Intangible assets, net of accumulated amortization of $387 (December 31, 2020: $279)	277	400
Equity method investments	148,665	150,209
Derivative assets	—	579
Right-of-use asset for operating leases	5,701	923
Prepaid expenses and other non- current assets	2,037	452

Total non-current assets	1,702,870	1,942,089

Total assets	$1,839,408	$2,157,425

Liabilities and stockholders’ equity
Current liabilities
Current portion of secured term loan facilities, net of deferred financing costs	$65,662	$148,570
Current portion of operating lease liabilities	1,276	381
Accounts payable	8,565	11,600
Accrued expenses and other liabilities	16,488	20,247
Accrued interest	3,398	5,211
Deferred income	11,604	18,510
Amounts due to related parties	229	224

Total current liabilities	107,222	204,743

Non-current liabilities
Secured term loan facilities and revolving credit facilities, net of current portion and deferred financing costs	552,595	604,790
Senior secured bond, net of deferred financing costs	69,580	67,688
Senior unsecured bond, net of deferred financing costs	98,158	98,551
Derivative liabilities	3,007	8,800
Operating lease liabilities, net of current portion	5,232	522
Amounts due to related parties	61,219	54,877

Total non-current liabilities	789,791	835,228

Total Liabilities	897,013	1,039,971
Commitments and contingencies
Stockholders’ equity
Common stock— $0.01 par value per share; 400,000,000 shares authorized; 77,180,429 shares issued and outstanding, (December 31, 2020: 55,893,618)	559	772
Additional paid-in capital	593,254	797,324
Accumulated other comprehensive loss	(245)	(253)
Retained earnings	346,972	316,008

Total Navigator Holdings Ltd. stockholders’ equity	940,540	1,113,851
Non-controlling interest	1,855	3,603

Total equity	942,395	1,117,454

Total liabilities and equity	$1,839,408	$2,157,425

See accompanying notes to consolidated financial statements.

F-
9

Navigator Holdings Ltd.
Consolidated Statements of Operations

	Year ended December 31, 2019	Year ended December 31, 2020	Year ended December 31, 2021
	(in thousands, except per share data)
Revenues
Operating revenues	$301,385	$319,665	$352,922
Operating revenues—Unigas Pool	—	—	27,004
Operating revenues—Luna Pool collaborative arrangements	—	12,830	26,555

Total operating revenues	301,385	332,495	406,481

Expenses
Brokerage commissions	4,938	5,095	4,802
Voyage expenses	55,310	63,372	71,953
Voyage expenses—Luna Pool collaborative arrangements	—	12,418	20,913
Vessel operating expenses	111,475	109,503	131,183
Depreciation and amortization	76,173	76,681	88,486
Impairment losses on vessels	—	—	63,581
General and administrative costs	20,878	23,871	28,881
Other i ncome	—	(199)	(367)

Total operating expenses	268,774	290,741	409,432

Operating income/(loss)	32,611	41,754	(2,951)
Other income/(expense)
Foreign currency exchange gain/(loss) on senior secured bonds	969	(1,931)	2,146
Unrealized (loss)/gain on non-designated derivative instruments	(615)	2,762	791
Interest expense	(48,611)	(41,080)	(38,682)
Loss on repayment of 7.75% senior unsecured bonds	—	(479)	—
Write off of deferred financing costs	(403)	(155)	—
Interest income	920	408	302

(Loss)/income before income taxes and share of equity method investments	(15,129)	1,279	(38,394)
Income taxes	(352)	(617)	(1,969)
Share of equity method investments	(1,126)	651	11,147

Net (loss)/income	(16,607)	1,313	(29,216)
Net income attributable to non-controlling interest	(99)	(1,756)	(1,748)

Net loss attributable to stockholders of Navigator Holdings Ltd.	(16,706)	(443)	(30,964)

Loss per share attributable to stockholders of Navigator Holdings Ltd.:
Basic and diluted:	$(0.30)	$(0.01)	$(0.48)

Weighted average number of shares outstanding:
Basic and diluted:	55,792,711	55,885,376	64,669,567

See accompanying notes to consolidated financial statements.

F-
1
0

Navigator Holdings Ltd.
Consolidated Statements of Comprehensive Income

	Year ended December 31, 2019 (in thousands)	Year ended December 31, 2020 (in thousands)	Year ended December 31, 2021 (in thousands)
Net (loss)/ income	$(16,607)	$1,313	$(29,216)
Other comprehensive income/(loss):
Foreign currency translation gain/(loss)	32	86	(8)

Total comprehensive (loss)/ income	$(16,575)	$1,399	$(29,224)

Total comprehensive (loss)/income attributable to:
Stockholders of Navigator Holdings Ltd:	(16,674)	(357)	(30,972)
Non-controlling interests:	99	1,756	1,748

Total comprehensive (loss)/income	$(16,575)	$1,399	$(29,224)

See accompanying notes to consolidated financial statements.

F-1
1

Navigator Holdings Ltd.
Consolidated Statements of Stockholders’ Equity
(in thousands, except share data)

	Common stock
	Number of shares	Amount 0.01 par value	Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Retained Earnings	Non-controlling interest	Total
January 1, 2019	55,657,631	$557	$590,508	$(363)	$364,408	$—	$955,110
Adjustment to equity for the adoption of the new lease standard	—	—	—	—	(136)	—	(136)
Restricted shares issued March 20, 2019	174,438	1	—	—	—	—	1
Restricted shares cancelled August 14, 2019	(5,425)	—	—	—	—	—	—
Net (loss)/income	—	—	—	—	(16,706)	99	(16,607)
Foreign currency translation	—	—	—	32	—	—	32
Share-based compensation plan	—	—	1,502	—	—	—	1,502

December 31, 2019	55,826,644	$558	$592,010	$(331)	$347,566	$99	$939,902
Adjustment to equity for the adoption of new credit losses standard	—	—	—	—	(151)	—	(151)
Restricted shares issued March 19, 2020	79,172	1	—	—	—	—	1
Restricted shares cancelled April 14, 2020	(2,144)	—	—	—	—	—	—
Restricted shares cancelled October 19, 2020	(10,054)	—	—	—	—	—	—
Net (loss) / income	—	—	—	—	(443)	1,756	1,313
Foreign currency translation	—	—	—	86	—	—	86
Share-based compensation plan	—	—	1,244	—	—	—	1,244

December 31, 2020	55,893,618	$559	$593,254	$(245)	$346,972	$1,855	$942,395
Issuance of common stock	21,202,671	212	202,698	—	—	—	202,910
Restricted shares issued March 17, 2021	85,263	1	—	—	—	—	1
Restricted shares issued October 31, 2021	15,000	—	—	—	—	—	—
Restricted shares cancelled December 7, 2021	(16,123)	—	—	—	—	—	—
Net (loss)/income	—	—	—	—	(30,964)	1,748	(29,216)
Foreign currency translation	—	—	—	(8)	—	—	(8)
Share-based compensation plan	—	—	1,372	—	—	—	1,372

December 31, 2021	77,180,429	$772	$797,324	$(253)	$316,008	$3,603	$1,117,454

See accompanying notes to consolidated financial statements.

F-1
2

Navigator Holdings Ltd.
Consolidated Statements of Cash Flows

	Year ended December 31, 2019 (in thousands)	Year ended December 31, 2020 (in thousands)	Year ended December 31, 2021 (in thousands)
Cash flows from operating activities
Net (loss)/income	$(16,607)	$1,313	$(29,216)
Adjustments to reconcile net (loss)/income to net cash provided by operating activities
Unrealized loss/(gain) on non-designated derivative instruments	615	(2,762)	(791)
Depreciation and amortization	76,173	76,681	88,486
Payment of drydocking costs	(11,523)	(10,192)	(19,944)
Amortization of share-based compensation expense	1,503	1,245	1,373
Amortization of deferred financing costs	4,618	4,654	3,668
Share of result of equity method investments	1,126	(651)	(11,147)
Call option premium on redemption of 7.75% unsecured bond	—	236	—
Impairment losses on vessels	—	—	63,581
Foreign exchange (gain)/loss on senior secured bonds	(969)	1,931	(2,146)
Other unrealized foreign exchange loss/(gain)	239	80	(656)
Changes in operating assets and liabilities		—
Accounts receivable	(6,429)	8,860	(7,874)
Insurance claim receivable	(5,107)	(975)	(8,007)
Bunkers and lubricant oils	(856)	1,217	(2,703)
Accrued income, prepaid expenses and other current assets	(637)	(20,771)	36,566
Accounts payable, accrued interest, accrued expenses and other liabilities	7,554	(4,118)	3,211
Amounts due from related parties	—	(12,075)	(16,412)

Net cash provided by operating activities	49,700	44,673	97,989

Cash flows from investing activities
Additions to vessels and equipment	(2,910)	(2,233)	(3,150)
Contributions to equity method investments	(89,324)	(17,354)	(4,000)
Distributions from equity method investments	—	—	16,183
Purchase of other property, plant and equipment and intangibles	(357)	(31)	(390)
Cash acquired with investment in Ultragas	—	—	17,477
Net proceeds from sale of vessel	—	—	4,530
Insurance recoveries	2,182	3,467	2,407

Net cash (used in)/provided by investing activities	(90,409)	(16,151)	33,057

Cash flows from financing activities
Proceeds from secured term loan facilities and revolving credit facilities	162,000	51,000	18,000
Proceeds from revolving loan facility	—	185,000	—
Proceeds from refinancing of vessel to related parties	69,052	—	—
Issuance of 8.00% senior unsecured bonds	—	100,000	—
Issuance cost of senior secured bonds	(136)	(141)	—
Issuance costs of unsecured bond amendment	(1,308)	—	—
Issuance cost of 8.0% senior unsecured bonds	—	(1,963)	—
Issuance cost of refinancing of vessel	(156)	(18)	—
Direct financing cost of secured term loan and revolving credit facilities	(1,448)	(1,939)	(26)
Direct financing cost of terminal credit facility	(2,833)	(72)	—
Repayment of 7.75% senior unsecured bonds	—	(100,236)	—
Repayment of secured term loan facilities and revolving credit facilities	(189,001)	(260,167)	(77,726)
Repayment of refinancing of vessel to related parties	(846)	(6,845)	(6,342)

Net cash provided by/(used in) financing activities	35,324	(35,381)	(66,094)

Net (decrease)/increase in cash, cash equivalents and restricted cash	(5,385)	(6,859)	64,952
Cash, cash equivalents and restricted cash at beginning of year	71,515	66,130	59,271

Cash, cash equivalents and restricted cash at end of year	$66,130	$59,271	$124,223

Supplemental Information
Total interest paid during the year, net of amounts capitalized	$44,859	$37,619	$33,023

Total tax paid during the year	$323	$330	$579

See accompanying notes to consolidated financial statements.

F-
13

Navigator Holdings Ltd.
Notes to the Consolidated Financial Statements
for the year ended December 31, 2021
1. Description of Business
Navigator Holdings Ltd. (the “Company”), the ultimate parent company of the Navigator Group of companies, is registered in the Republic of the Marshall Islands. The Company has a core business of owning and operating a fleet of liquefied gas carriers. As of December 31, 2021, the Company owned and operated 55 gas carriers (the “Vessels”) each having a cargo capacity of between 3,770 cbm and 38,000 cbm, of which 31 were ethylene and ethane capable vessels. The Company owns a 50% share, through a joint venture, of an ethylene Marine Export Terminal at Morgan’s Point in Texas, capable of exporting in excess of one million tons of ethylene per year. Unless the context otherwise requires, all references in the consolidated financial statements to “our”,” we” and “us” refer to the Company.
In August 2021, the company acquired the fleet and businesses of two entities, Othello Shipping Company S.A. (Othello Shipping”) and Ultragas ApS (“Ultragas”) from Naviera Ultranav Limitada (“Ultranav” and such acquisition, the “
Ultragas
Transaction”).
The Company owns 100% of Othello Shipping and Ultragas which together own and operate 17 liquefied petroleum gas (“LPG”) carriers ranging in size from 3,770 to 22,000 cbm as of December 31, 2021, all of which are semi-refrigerated vessels and eight of them are capable of carrying ethylene.
2. Summary of Significant Accounting Policies
(a) Basis of Presentation
The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).
Management has evaluated the Company’s ability to continue as a going concern and considered the conditions and events that could raise substantial doubt about the Company’s ability to continue as a going concern within 12 months after these financial statements are issued. As part of the assessment, management has considered the following;

•	the current financial condition and liquidity sources, including current funds available and forecasted future cash flows;

•	any likely effects of global epidemics or other health crises, such as the recent COVID-19 pandemic; and

•	the effects of the conflict in Ukraine on the Company’s business, including potential sanctions being imposed on the Company’s customers or on ports to which the Company’s vessels call.
Management has determined that it is appropriate to continue to adopt the going concern basis in preparing the financial statements.
The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries and Variable Interest Entities (“VIE”) for which the Company is a primary beneficiary are also consolidated (See Note 10—Variable Interest Entities to our consolidated financial statements). All intercompany accounts and transactions have been eliminated in consolidation.
On January 31, 2018, the Company announced the execution of definitive agreements creating a 50/50 joint venture with Enterprise Products Partners L.P. (the “Export Terminal Joint Venture”) to construct and operate an ethylene export marine terminal at Morgan’s Point, Texas on the Houston Ship Channel (the “Marine Export Terminal”). Enterprise Products Partners, L.P. is the sole managing member of the Export Terminal Joint

F-1
4

Venture and it is also the operator of the Marine Export Terminal. Interests in joint ventures are accounted for using the equity method. They are recognized initially at cost, which includes interest capitalized from the terminal loan facility utilized during the construction phase. The capitalized interest will be amortized over the useful life of the terminal. Subsequent to initial recognition, the consolidated financial statements will include the Company’s share of the profit or loss and other comprehensive income (“OCI”) of equity-accounted investees, until the date on which joint control ceases.
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
P
ool revenues and expenses within the Luna Pool are accounted for in accordance with ASC 808 – Collaborative Arrangements.
In August 2021, as part of the Ultragas
Transaction
the Company acquired a 50% share in Dan Unity CO2 A/S (“Dan Unity”).
Dan-Unity
is a joint venture between the Danish shipping companies Evergas and Ultragas (50/50) – who combine their financial capacities, expertise in and experience with designing and constructing specialized gas carriers, including commercial and technical management of the vessels and handle all activities of seaborne CO2 transportation. Dan
U
nity is accounted for as an investment using the equity method in accordance with the guidance within ASC 810 – Consolidation, and ASC 323 – Equity method and joint ventures.
In August 2021, as part of the Ultragas
Transaction
, the Company acquired a 33.3% share in Unigas International B.V. (“Unigas
P
ool”). The Unigas Pool was founded in 1969, with three
p
ool
m
embers, Schulte Group, Sloman Neptun and Ultragas Aps (‘Pool members’) each contributing vessels to operate within the Unigas Pool. The Unigas Pool operations are governed by an agreement between the Pool members. These vessel earnings are pooled and then distributed to the Pool members, using a formula according to the Unigas Pool agreement. The Company’s investment in Unigas pool is accounted for as an investment using the equity method in accordance with the guidance within ASC 810 – Consolidation, and ASC 323 – Equity method and joint ventures, whereas revenues and expenses within the Unigas Pool are accounted for in accordance with ASC 842 – Leases.
The Company has determined that it has a variable interest in UCPI and USPI (each as defined below), and is considered to be the primary beneficiary of each entity as a result of having a controlling financial interest in the entities and has the power to direct the activities that most significantly impact UCPI and USPI’s economic performance.
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

F-1
5

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
Under the pool agreement, the Commercial Manager is responsible, as agent, for the marketing and chartering of the participating vessels, collection of revenues and paying voyage costs such as port call expenses, bunkers and brokers’ commissions in relation to charter contracts, but the vessel owners continue to be fully responsible for the financing, insurance, crewing and technical management of their respective vessels. The Commercial Manager receives a fee based on the net revenues of the Luna Pool, which is levied on the Pool Participants, which was a net amount of $
0.4
 million, after the elimination of inter group income, for the year ended December 31, 2021, (December 31, 2020: $
0.2
million) and is presented as other income within our consolidated statements of operations.
Pool revenues and expenses within the Luna Pool are accounted for in accordance with ASC 808 – Collaborative Arrangements; Pool earnings (gross earnings of the pool less costs and overheads of the Luna Pool and fees to the Commercial Manager) are aggregated and then allocated to the Pool Participants in accordance with an apportionment for each participant’s vessels multiplied by the number of days each of their vessels are on hire in the pool during the relevant period and therefore the Company is exposed to risk and rewards dependent on the commercial success of the Luna Pool. We have concluded that the Company is an active participant due to its representation on the executive committee and the participation of the Commercial Manager, as is the other Pool Participant.
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
The following table summarizes our net income generated from our participation in the Luna Pool for the years ended December 31, 2020 and 2021.

	Year ended December 31, 2020	Year ended December 31, 2021
	(in thousands)
Income / (expenses)
Time and Voyage Charter Revenues	$49,613	$90,592
Time and Voyage charter revenues from Luna Pool collaborative arrangements	12,830	26,555
Brokerage Commissions	(804)	(1,413)
Voyage Expenses	(14,966)	(34,130)
Voyage Expenses – Luna Pool collaborative arrangements	(12,418)	(20,913)

Total net operating income from the Luna Pool	34,255	60,691
Other Income	199	367

Total net income from the Luna Pool	$34,454	$61,058

F-1
6

(b) Vessels
Vessels are stated at cost, which includes the cost of construction, capitalized interest and other direct costs attributable to the construction. The cost of the vessels (excluding the estimated initial drydocking cost
) less their estimated residual value is depreciated on a straight-line basis over the vessel’s estimated useful life. Management estimates the useful life of each of the Company’s vessels is
25
or
30 years from the date of its original construction.

As of December 31,
2020
, management estimated the useful life of each of the Company’s vessels was 30 years from the date of its original construction.
(c) Vessels held for sale
Assets are classified as held for sale when the Company commits to a plan to sell the asset, the sale is probable within one year, and the asset is available for immediate sale in its present condition. Consideration is given to whether the asset is currently being marketed for sale at a price that is reasonable in relation to its current fair value, and whether actions required to complete the plan indicate that it is unlikely that significant changes to the intention to sell will be made or that the intention to sell will be withdrawn.
When assets are classified as held for sale, they are measured at the lower of their carrying amount or fair value less cost to sell and they are tested for impairment. A loss is recognized when the carrying value of the asset exceeds the estimated fair value, less transaction costs. Assets classified as held for sale are no longer depreciated. The net book value one of the vessels held for resale was impaired by $5.4 million as of December 31, 2021.
(d) Impairment of Vessels
Our vessels are reviewed for impairment when events or circumstances indicate the carrying amount of the vessel may not be recoverable. When such indicators are present, a vessel is tested for recoverability and we recognize an impairment loss if the sum of the future cash flows (undiscounted and excluding interest charges that will be recognized as an expense when incurred) expected to be generated by the vessel over its estimated remaining useful life are less than its carrying value. If we determine that a vessel’s undiscounted cash flows are less than its carrying value, we record an impairment loss equal to the amount by which its carrying amount exceeds its fair value. The new lower cost basis would result in a lower annual depreciation than before the impairment. At December 31, 2021, following a change to the estimated useful lives of the vessels, from 30 years to 25
years, there were eight vessels that showed indications of impairment, as their individual carrying values were greater than their respective undiscounted cashflows. By applying a discounted cashflow method to those vessels, we assessed that these vessels be impaired by an aggregate amount of
 $58.2 million.
Considerations in making such an impairment evaluation include comparison of current carrying values to anticipated future operating cash flows, expectations with respect to future operations and other relevant factors. The estimates and assumptions regarding expected cash flows require considerable judgment and are based upon historical experience, financial forecasts and industry trends and conditions and reflect management’s assumptions and judgements regarding (i) expected future charter rates; (ii) expected future utilization rates; (iii) the estimated remaining useful lives of the vessels; and (iv) the discount rate applied to the estimated future cash flows.
(e) Impairment of Equity Method Investments
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

F-1
7

(f) Drydocking Costs
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
(g) Intangible assets
Intangible assets consist of software acquisition and associated costs of software modification to meet the Company’s internal needs. Intangible assets are amortized on a straight-line basis over the expected life of the software license, product or the expected duration that the software is estimated to contribute to the cash flows of the Company, estimated to be five years. Amortization of intangible assets is included in depreciation and amortization in the Consolidated Statements of Operations. Intangible assets are assessed for impairment when and if impairment indicators exist. An impairment loss is recognized if the carrying amount of an intangible asset is not recoverable and its carrying amount exceeds its fair value. No impairment has been recognized for the years ending December 31, 2021, 2020 and 2019.
(h) Cash, Cash Equivalents and Restricted Cash
The Company considers highly liquid investments, such as time deposits and certificates of deposit, with an original maturity of three months or less when purchased, to be cash equivalents. As of December 31, 2020, and 2021 and for the years then ended, the Company had balances in U.S. financial institutions in excess of the amounts insured by the Federal Deposit Insurance Corporation (“FDIC”). The Company also maintains cash balances in foreign financial institutions outside of the U.S. which are not covered by the FDIC.
Amount
s included in restricted cash may represent those required to be set aside as collateral by a contractual agreement with a banking institution for the forecast future liability on the cross-currency interest rate swap agreement at the reporting date, payable on maturity of our 2018 issued senior secured bonds (“2018 Bonds”). If the Norwegian Kroner depreciates relative to the U.S. Dollar beyond a certain threshold, we are required to place cash collateral with our swap providers. As of December 31, 2021, there was no
collateral amount held with the swap provider (December 31, 2020
: $nil
). The amounts held as collateral within restricted cash are assessed against daily currency movements and are presented as current assets on the Company’s consolidated balance sheets. (h) Financial Instruments—Debt Securities
(i) Accounts Receivable, net
The Company carries its accounts receivable at cost less an allowance for expected credit losses. As of December 31, 2021, the Company evaluated its accounts receivable and established an allowance for expected credit losses, based on a history of past write-offs, collections and current credit conditions. As of December 31, 2021, the Company also considers future and reasonable and supportable forecasts of future economic conditions in its allowance for expected credit losses. The Company does not generally charge interest on past-due
accounts (unless the accounts are subject to legal action), and accounts are written off as uncollectible when all reasonable collection efforts have failed. Accounts are deemed past-due
based on contractual terms.

F-1
8

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
(l) Deferred Income
Deferred income is the balance of cash received in excess of revenue earned under voyage charter arrangements as of the balance sheet date. Deferred income also includes the unearned portion of time charter revenue invoices for which consideration has not been received as at the balance sheet date, but for which there is an unconditional right to receive such consideration before the performance obligation is satisfied.
(m) Accruals and other liabilities
Accrued expenses and other liabilities include all accrued liabilities relating to the operations of our vessels as well as any amounts accrued for general and administrative costs.
(n) Revenue Recognition
The Company receives its revenue streams from three different sources; voyage or ‘spot’ charters; contracts of affreightment (“COA”), and time charters.
Voyage charter and COA arrangements
In the case of vessels contracted under voyage charters, the vessel is contracted for a voyage, or a series of voyages, between two or more ports and the Company is paid for the cargo transported. Revenue from COAs is recognized on the same basis as revenue from voyage charters, as they are essentially a series of consecutive voyage charters. Payment from voyage charters and COAs is due upon discharge of the cargo at the discharge port. We recognize revenue on a load port to discharge port basis and determined percentage of completion for all voyage charters and COAs on a time elapsed basis. The Company believes that the performance obligation towards the customer starts to become satisfied once the cargo is loaded and the obligation becomes completely satisfied once the cargo has been discharged at the discharge port.
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

F-
19

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
Time charter arrangements
For vessels contracted under time charters, the arrangements are for a specified period of time. The Company receives a fixed charter rate per on-hire
day which is payable monthly in advance and revenue is recognized ratably over the term of the charter. Within our time charter arrangements key decisions concerning the use of the vessel during the duration of the time charter period reside with the charterer. We are responsible for the crewing, maintenance and insurance of the vessel, and the charterer is generally responsible for voyage specific costs, which typically include bunkers and port/canal costs. As the charterer holds rights to determine how and when the vessel is used and is also responsible for voyage specific costs incurred during the voyage, the charterer derives the economic benefits from the use of the vessel, as control over the use of the vessel is transferred to the charterer during the specified time charter period. Time charters are therefore considered operating leases and we apply the lease income recognition guidance in ASC 842 – Leases following the adoption of that standard. In addition, the Company has performed a qualitative analysis of each of its time charter contracts and concluded that the lease component is the predominant component as the charterer would attribute most value to the ability to direct the use of the vessel rather than to the technical and crewing services to operate the vessel which are add-on
services. Accordingly, revenue from vessels under time charter arrangements is presented as a single lease component.
(o) Other Comprehensive Income / (Loss)
The Company follows the provisions of ASC 220 – Comprehensive Income, which requires separate presentation of certain transactions, which are recorded directly as components of stockholders’ equity. Comprehensive income is comprised of net income/(loss) and foreign currency translation gains and losses.
(p) Voyage Expenses and Vessel Operating Expenses
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
(q) Repairs and Maintenance
All expenditures relating to routine maintenance and repairs are expensed when incurred.

F-
2
0

(r) Insurance
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
When the Company has enforceable insurance in place, a receivable is recognized for an insured event if realization is probable. We apply judgement that an insurance recovery is probable when the insurer has confirmed that a claim is covered by insurance, the claim has been successful, and an amount will be paid to the Company. If the insurance receivable realization is probable, the receivable is measured as the lesser of (a) the recognized loss from the insurance event or (b) the probable recovery from the insurer. Subsequent receipt of the receivable is typically within a twelve month period, and insurance receivables are classified as current on our consolidated balance sheets. If the recoverability of the insurance claim is subject to dispute then there is a rebuttable presumption that realization is not probable.
(s) Share-Based Compensation
The Company records as an expense in its financial statements the fair value of all equity-settled stock-based compensation awards. The terms and vesting schedules for share-based awards vary by type of grant. Generally, the awards vest subject to time-
based
(immediate to three years) service
conditions. Compensation expense is recognized ratably over the service period.
(t) Critical Accounting Estimates
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
(u) Foreign Currency Transactions
Substantially all of the Company’s cash receipts are in U.S. Dollars. The Company’s disbursements, however, are in the currency invoiced by the supplier. The Company remits funds in the various currencies invoiced. The
non-U.S.
Dollar invoices received, and their subsequent payments, are converted into U.S. Dollars when the transactions occur. The movement in exchange rates between these two dates is transferred to an exchange difference account and is expensed each month. The exchange risk resulting from these transactions is not material.
The primary source of our foreign exchange gains and losses are the movements on our Norwegian Kroner denominated 2018 Bonds. The 2018 Bonds are translated into U.S. Dollars at each reporting date at the prevailing exchange rate at the end of the period. The movement in the foreign exchange rates between each reporting date will result in a foreign exchange gain or loss on the 2018 Bonds, which is shown as a single line on the face of the statement of operations. The foreign currency exchange gain on the 2018 Bonds for the year ended December 31, 2021, was $2.1 million, compared to a foreign currency exchange loss of $1.9 million for the year ended December 31, 2020
, and
a foreign currency exchange gain of $1.0 for the year ended December 31, 2019.
The aggregate amount of all foreign exchange movements recorded in net income for the year ended December 31, 2021, was a $2.9 million gain compared to a $1.7 million loss for the year ended December 31, 2020, and a $0.8 million gain for the year ended December 31, 2019. The movement was primarily as a result of the foreign currency translation, at the prevailing exchange rate, of the 2018 Bonds mentioned in the previous paragraph.

F-2
1

(v) Derivative instruments
Derivative instruments are initially recorded at fair value as either assets or liabilities in the accompanying balance sheets are subsequently remeasured to fair value at each reporting date, regardless of the purpose or intent for holding the derivative. The resulting derivative assets or liabilities are shown as a single line and are not netted off against one another on the face of the balance sheet. The method of recognizing the resulting gain or loss is dependent on whether the derivative contract qualifies for hedge accounting and has been designated as a hedging instrument. For derivative instruments that are not designated or that do not qualify as hedging instruments under ASC 815 – Derivatives and Hedging, the liability has been recognized as ‘Derivative liabilities’ on the balance sheet and changes in the fair value of the derivative financial instruments are recognized in earnings. Gains and losses from the Company’s non-designated
cross-currency interest rate swap agreement and interest rate swap agreements are recorded in unrealized (losses)/gains on non-designated
derivative instruments in the Company’s consolidated statements of operations but do not impact our cash flows.
(w) Income Taxes
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
The Company has a subsidiary in the United States of America where the base tax rate is currently 21%. The subsidiary owns a 50% interest in the Export Terminal Joint Venture, a pass through entity for U.S. tax purposes with the subsidiary liable for its share of the profits of the Marine Export Terminal.
The Company has consolidated a VIE incorporated in Malta where the base tax rate is 35%. This VIE is the lessor entity for the sale and leaseback of
Navigator Aurora
and pays interest, management and other fees to its parent entity, Ocean Yield Malta (please read Note 10—Variable Interest Entities to the consolidated financial statements).
The Company considered the income tax disclosure requirements of ASC 740 – Income Taxes, with regard to disclosing material unrecognized tax benefits; none were identified. The Company’s policy is to recognize accrued interest and penalties for unrecognized tax benefits as a component of tax expense. As of December 31, 2020, and 2021, there were no accrued interest and penalties for unrecognized tax benefits.
Deferred taxation
Deferred income tax assets and liabilities are recognized for the future tax consequences attributed to differences between the financial statements and tax basis of existing assets and liabilities using enacted rates applicable to the periods in which the differences are expected to affect taxable income. Deferred income tax balances included on the consolidated balance sheets reflect the effects of temporary differences between the carrying amounts of assets and liabilities and their tax basis and are stated at enacted tax rates expected to be in effect when taxes are actually paid or recovered. Deferred income tax assets represent amounts available to reduce income taxes payable on taxable income in future years. The recoverability of these future tax deductions is

F-2
2

evaluated by assessing the adequacy of future taxable income, including the reversal of temporary differences and forecasted operating earnings. If it is deemed more likely than not that the deferred tax assets will not be realized, the Company provides for a valuation
allowance.
(x) Earnings Per Share
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
Shares granted pursuant to the 2013 Restricted Stock Plan are the only dilutive shares, and these shares have been considered as outstanding since their respective grant dates for purposes of computing diluted earnings per share. These shares were antidilutive in the years ended December 31, 2019, 2020 and 2021 and thus not included in the calculation of diluted EPS in the last three years.
(y) Related parties
Parties are related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also related if they are subject to common control or significant influence.
(z) Segment Reporting
Management internally evaluates the performance of the enterprise as a whole and not on the basis of separate business units or different types of charters. As a result, the Company has determined that it operates as one reportable segment. Since the Company’s vessels regularly move between countries in international waters over many trade routes, it is impractical to assign revenues or earnings from the transportation of international LPG and petrochemical products by geographic area. Other than two vessels involved in cabotage trade within Indonesia for the years ended Decem
b
er 31, 2021 (December 31, 2020: three vessels), our vessels operate on a worldwide basis and are not restricted to specific locations. As disclosed in Note 6—Operating revenue to our consolidated financial statements, there are two different revenue streams due to the nature of the contracts that we operate. The Company considers the equity method investments do not meet the criteria in ASC 280 to be separate reportable segments.
(aa) Recent Accounting Pronouncements
The following accounting standards issued as of April 2
8
, 2022, may affect the future financial reporting by Navigator Holdings Ltd:
In January 2021, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”)
2021-01,
Reference Rate Reform (Topic 848)—Reference Rate Reform on Financial Reporting. The amendments in this Update are elective and apply to all entities that have derivative instruments that use an interest rate for margining, discounting, or contract price alignment that is modified as a result of reference rate reform. The amendments also optionally apply to all entities that designate receive-variable-rate, pay-variable
rate cross currency interest rate swaps as hedging instruments in investment hedges that are modified as a result of reference rate reform. This optional guidance may be applied upon issuance from any date beginning January 7, 2021, through December 31, 2022. We do not currently have any contracts that have been changed to a new reference rate, but we will continue to evaluate our contracts and the effects of this standard on our consolidated financial position, results of operations, and cash flows prior to adoption.
Accounting Standards Updates, recently adopted
ASU
2016-13
(ASC 326 Financial Instruments—Credit losses)

F-2
3

In June 2016, FASB issued ASU
2016-13,
Financial Instruments—Credit Losses, which changes the recognition model for the impairment of financial instruments, including accounts receivable, loans and held-to-maturity
debt securities, among others. The Company adopted this guidance as of January 1, 2020. The Company has adopted this update effective January 1, 2020 using the modified retrospective transition approach. The new standard introduces an approach, based on expected losses, to estimate credit losses on certain types of financial instruments and modifies the impairment model for available-for-sale
debt securities.
In May 2019, the FASB issued ASU
No. 2019-05
Codification improvements to Financial instruments-Credit Losses, (Topic 326), which provides an option to irrevocably elect the fair value option for certain financial assets previously measured at amortized cost basis.
In April 2019, the FASB issued ASU
No. 2019-04,
Codification improvements to Financial instruments-Credit Losses, (Topic 326), which includes amendments related to the estimate of equity method losses. In November 2018, the FASB issued ASU
No. 2018-19,
Codification Improvements to Topic 326, Financial Instruments-Credit Losses, which clarifies those receivables arising from operating leases are not within the scope of Subtopic
326-20.
Instead, impairment of receivables arising from operating leases should be accounted for in accordance with Topic 842, Leases. In April 2019, the FASB issued ASU
2019-04,
Codification Improvements to Topic 326, Financial Instruments—Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments which, amongst other things, clarifies certain aspects of accounting for credit losses, hedging activities and financial instruments, respectively.
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
We adopted all updates on January 1, 2020, and the adoption of this standard did not have a material impact on our consolidated financial statements and related disclosures.
ASC 842 (Leases)
On January 1, 2019, the Company adopted ASU
2016-02,
Leases, (Topic 842), as further amended, which supersedes Topic 840, Leases and requires lessees to recognize most leases on-balance
sheet and disclose key information about leasing arrangements. The Company has elected all of the standard’s practical expedients in ASC
842-10-65-1(f)
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
The lessor accounting under ASC 842 has not fundamentally changed from legacy US GAAP (Topic 840). Under new guidance lessees and lessor will disclosure key information about their leasing transactions. The Company’s management concludes that Unigas International B.V. (“Pool Manager”) is Principal in the Unigas Pool arrangement, and it has also identified that its contract regarding vessels contributed to the Unigas pool contain a

F-2
4

lease in accordance with ASC

. Navigator is a Lessor in this arrangement and classifies the lease as an operating lease. It will account for the vessels as an asset in its financial statements and would record earnings received from pool as lease revenue.
3. Business Combinations
On August 4, 2021, the Company completed the Ultragas Transaction by acquiring two entities, Othello Shipping, with its 18 wholly vessel owning subsidiaries, and Ultragas ApS (the vessels’ operator). Ultragas has a wholly owned subsidiary Ultraship ApS (an in-house
technical manager);
a 33.33%
share in the equity of Unigas Intl B.V. (a pool in which 11 of the 18 vessels acquired operated at the time of the acquisition); a
 25%
share in the equity of Ultraship Crewing Philippines Inc. (“UCPI”, “UltraShip Crewing”), a marine services provider; and
a 40%
share in the equity of Ultraship Services Philippines Inc. (“USPI”), an IT, accounting and administrative support provider.

The total consideration was $410.4 million, comprising $202.9 million in equity consideration to Ultranav
(
21.2
million shares of the Company’s common stock a
t $9.57
per share (closing price on August 4, 2021)) and debt and other liabilities assumed of $207.5 million. The following table summarizes the consideration transferred and the assets acquired and liabilities assumed as of the acquisition date.

Amount (in thousands)
Consideration
Equity consideration	$202,910

Fair value of consideration transferred	$202,910

Net assets acquired:
Handysize vessels	215,852
Smaller vessels	160,734
Cash and cash equivalents	17,477
Accounts receivable	7,071
Inventory	2,039
Other current assets	4,615
Equity method investments	2,580
Debt	(192,695)
Accounts payable	(3,175)
Accrued interest	(1,602)
Other current liabilities	(3,982)
Other long-term liabilities	(6,004)

Net assets acquired	$202,910

The Company recorded the acquired assets and liabilities at fair value. The value
s
of the vessels were recorded in accordance with the principles set forth under ASC 820. “Fair Value Measurement” based upon estimates of value derived using the discounted cash flow method under the income approach. Acquisition related transaction costs consisted of various legal, accounting, valuations and other professional fees which amounted to $1.3 million, which were expensed as incurred and are presented in the statement of operations within general and administrative costs
.
The estimated fair value of the acquired vessels was derived by using the discounted cash flow method under the income approach. The estimates and assumptions regarding expected cash flows require considerable judgment and are based upon historical experience, financial forecasts and industry trends and conditions, and reflect management’s assumptions and judgements regarding (i) expected future charter rates; (ii) expected future utilization rates; (iii) the estimated remaining useful lives of the vessels; and (iv) the discount rate applied to the estimated future cash flows.

F-2
5

The revenues and net income of Ultragas included in the Consolidated Statement of Operations for the period ended December 31, 2021
,
were $52.5 million and $12.1 million respectively.
The unaudited proforma financial information is based on Navigator Holdings Ltd’s and Ultragas’ historical consolidated financial statements as adjusted to give effect to the acquisition of Ultragas. The following unaudited revenue and net income/(loss) gives effect to the Ultragas Transaction as if it had occurred on January 1, 2020.

	Year ended December 31, 2020	Year ended December 31, 2021
	(in thousands)
Revenues of the combined entity	$437,957	$470,373
Net income/(loss) of the combined entity	4,056	(23,816)

4. Derivative Instruments Accounted for at Fair Value
The Company uses derivative instruments in accordance with its overall risk management policy to mitigate our risk to the effects of unfavorable fluctuations in foreign exchange and interest rate movements.
The Company held no derivatives designated as hedges as of December 31, 2020, and 2021.
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
Interest Rate risk
On July 2, 2020, the Company entered into
floating-to-fixed
interest rate swap agreements with ING Capital Markets LLC (“ING”) and Societe Generale (“SocGen”) with a termination date of December 31, 2025, to run concurrently with the Terminal Facility. Under these agreements, the notional amounts of the swaps are 80% of the amounts drawn under the Terminal Facility. The interest rate receivable by the Company under these interest rate swap agreements is
3-month
LIBOR, calculated on a
360-day
year basis, which resets every three months in line with the dates of interest payments on the Terminal Facility. The interest rate payable by the Company under these interest rate swap agreements is 0.369% and 0.3615% per annum to ING and SocGen respectively, calculated on a
360-day
year basis.
The fair value of these
non-designated
derivative instruments is presented as a
non-current
asset or liability in the Company’s consolidated balance sheets and the change in fair value is presented in the consolidated statements of operations. As of December 31, 2021, the interest rate swaps had a fair value asset of $0.6 million
(December 31, 2020, a fair value liability of $0.1

million) and unrealized gains
 of $0.07 million
(December 31, 2020, an unrealized loss of $0.1 million
)
on the combined fair value of the swaps with ING and SocGen, respectively for the year ended December 31, 2021. The remeasurement to fair value has no impact on the cash flows at the reporting date. There is no requirement for cash collateral to be placed with the swap providers under these swap agreements and there is no effect on restricted cash as of December 31, 2021.

F-2
6

On August 4, 2021, following the Ultragas Transaction, the Company has assumed a number of existing loan facilities with associated fixed interest rate swaps. These fixed interest rate swaps are entered into with two of the financial institutions with
which Ultragas had entered into loan finance, being: Banco Santander Chile SA and Deutsche Bank AG London. Each loan tranche comprises of two fixed interest rate swaps covering 70% and 30% respectively of the notional value of the outstanding loan amounts in each tranche. The interest rate receivable by the Company under these interest rate swap agreements is
6-month
LIBOR, calculated on a
360-day
year basis, which resets every six months in line with the dates of interest payments on the Term Loan Facilities. The interest rate payable by the Company under these interest rate swap agreements is in the range between 1.627% and 2.137% per annum to the two institutions listed above, calculated on a
360-day
year basis.
The fair value of these
non-designated
derivative instruments is presented as a
non-current
asset or liability in the Company’s consolidated balance sheets and the change in fair value is presented in the consolidated statements of operations. As of December 31, 2021, the interest rate swaps had a fair value liability
of $3.2 million and unrealized gains of $2.8 million on the combined fair value of the swaps, respectively for the year ended December 31, 2021. The remeasurement to fair value has no impact on the cash flows at the reporting date. There is no requirement for cash collateral to be placed with the swap providers under these swap agreements and there is no effect on restricted cash as of December 31, 2021.

On December 10, 2021, the Company entered into new floating to fixed interest rate swap agreements on our September 2020 Secured Revolving Credit Facility with Nordea Bank ABP, National Australia Bank Limited, ABN AMRO Bank N.V. and BNP Paribas S.A. with a termination date of September 2025 to run concurrently with the facility. The interest rate receivable by the Company under these interest rate swap agreements is
3-month
LIBOR, calculated on a
360-day
year basis, which resets every three months in line with the dates of interest payments on the Secured Revolving Credit Facility. The interest rate payable by the Company under these interest rate swap agreements is 1.296% per annum to the four institutions listed above, calculated on a
360-day
year basis.
The fair value of these
non-designated
derivative instruments is presented as a
non-current
asset or liability in the Company’s consolidated balance sheets and the change in fair value is presented in the consolidated statements of operations. As of December 31, 2021, the interest rate swaps had a fair value liability of $0.5 million and unrealized losses of $0.5 million on the combined fair value of the swaps with Nordea Bank ABP, National Australia Bank Limited, ABN AMRO Bank N.V. and BNP Paribas S.A., for the year ended December 31, 2021. The remeasurement to fair value has no impact on the cash flows at the reporting date. There is no requirement for cash collateral to be placed with the swap providers under these swap agreements and there is no effect on restricted cash as of December 31, 2021.
All interest rate swaps above are remeasured to fair value at each reporting date and have been categorized as level two on the fair value measurement hierarchy.
Foreign Currency Exchange Rate risk
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
The Company entered into a cross-currency interest rate swap agreement concurrently with the issuance of its NOK denominated senior secured bonds (please read Note 12—Senior Secured Bond to our consolidated financial statements) and pursuant to this swap, the Company receives the principal amount of NOK 600 million in exchange for a payment of a fixed amount of $71.7 million on the maturity date of the swap.

F-2
7

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
The fair value of this
non-designated
derivative instrument is presented in the Company’s consolidated balance sheets and the change in fair value is presented in the consolidated statements of operations. As of December 31, 2021, the cross-currency interest rate swap had a fair value liability of $5.1 million and an unrealized loss of $2.2 million (December 31, 2020, a fair value liability of $2.9 million and an unrealized gain of $2.9 million
).
The remeasurement to fair value has no impact on the cash flows at the reporting date except for the effect on restricted cash. Amounts included in restricted cash (if any) represent those required to be set aside as collateral by a contractual agreement with a banking institution for the forecast future liability on the cross-currency interest rate swap agreement at the reporting date. The Company ha
s not
offset the fair value of the derivative with any cash collateral account, notwithstanding there is a master netting agreement in place.

Credit risk
The Company is exposed to credit loss in the event of non-performance by the counterparty to the cross-currency interest rate swap agreement. In order to minimize counterparty risk, the Company only enters into derivative transactions with counterparties that are reputable financial institutions, highly rated by a recognized rating agency. As of December 31, 2021, there was immaterial credit risk as the cross-currency interest rate swap and the interest rate swaps were in a liability position from the perspective of the Company.
The fair values of our interest rate swap agreements and the cross-currency interest rate swap is the estimated amount that we would pay to sell or transfer the swap at the reporting date, taking into account current interest rates and the current credit worthiness of the swap counterparties, in addition to foreign exchange rates for the cross-currency swap agreement. The estimated amount is the present value of future cash flows, adjusted for credit risk. The Company transacts all of these derivative instruments through investment-grade rated financial institutions at the time of the transaction. It is possible that the amount recorded as a derivative asset or liability could vary by a material amount in the near term if there is volatility in the credit markets or if credit risk were to change significantly.
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
The following table includes the estimated fair value of those assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2020 and 2021.

		December 31, 2020	December 31, 2021
Fair Value Hierarchy Level	Fair Value Hierarchy Level	Fair Value Asset (Liability)	Fair Value Asset (Liability)
		(in thousands)
Cross-currency interest rate swap agreement	Level 2	$(2,896)	$(5,052)
Interest rate swap agreements liabilities	Level 2	(111)	(3,748)
Interest rate swap agreements assets	Level 2	—	579

F-2
8

5. Fair Value of Financial Instruments Not Accounted For at Fair Value
The principal financial assets of the Company as of December 31, 2020, and 2021 consist of cash, cash equivalents and restricted cash and accounts receivable. The principal financial liabilities of the Company as of December 31, 2020 and 2021 consist of accounts payable, accrued expenses and other liabilities, secured term loan facilities, revolving credit facilities, the 2020 Bonds and the 2018 Bonds.
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
The 2020 Bonds and the 2018 Bonds are classified as a level two liability and the fair values have been calculated based on the most recent trades of the bond on the Oslo Børs prior to December 31, 2021. Theses trades are infrequent and therefore not considered to be an active market. The 2018 Bonds are denominated in Norwegian Kroner (“NOK”) and the fair value has been translated to the functional currency of the Company using the prevailing exchange rate as at December 31, 2021.
The fair value of secured term loan facilities and revolving credit facilities is estimated to approximate the carrying value in the balance sheet since it bears a variable interest rate, which is reset on a quarterly basis. This has been categorized at level two on the fair value measurement hierarchy as at December 31, 2021.
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

	December 31, 2020			December 31, 2021
Fair Value Hierarchy Level	Fair Value Hierarchy Level	Carrying Amount Asset (Liability)	Fair Value Asset (Liability)	Carrying Amount Asset (Liability)	Fair Value Asset (Liability)
		(in thousands)
2018 Bonds (note 12)	Level 2	(70,299)	(72,672)	(68,154)	(69,970)
2020 Bonds (note 13)	Level 2	(100,000)	(103,500)	(100,000)	(104,000)
Secured term loan facilities and revolving credit facilities (note 11)	Level 2	(685,930)	(685,930)	(815,942)	(815,942)

F-
29

6. Operating Revenues
The following table compares our operating revenues by the source of revenue stream for the years ended December 31,
2019
, 2020 and 2021:

	Year ended December 31,
	2019	2020	2021
		(in thousands)
Operating revenues:
Time charters	$168,641	$177,762	$190,420
Voyage charters	132,744	141,903	162,502
Time charters from Luna Pool collaborative arrangements	—	606	1,283
Voyage charters from Luna Pool collaborative arrangements	—	12,224	25,272
Operating revenues from Unigas Pool	—	—	27,004

Total operating revenues	$301,385	$332,495	$406,481
Time charter revenues
As of December 31, 2021, 26 of the Company’s 45 operated vessels, were subject to time charters, 19 of which will expire within one year, two of which will expire within three years, and five which will expire after more than five years from the balance sheet date. (December 31, 2020: 19 of the Company’s 38 operated vessels, were subject to time charters,
11
of which will expire within one year, six which will expire within three years, and two of which will expire after more than five years from the balance sheet date). The estimated undiscounted cash flows for committed time charter revenue expected to be received on an annual basis for ongoing time charters, as of each December 31, is as follows:

(in thousands)
2022:	$121,571
2023:	$77,541
2024:	$61,319
2025:	$61,174
2026:	$34,539
2027 onwards:	$5,347

For time charter revenues accounted for under Topic 842, the amount of accrued income on the Company’s consolidated balance sheets was $4.5 million (December 31, 2020: $8.4 million). The amount of hire payments received in advance under time charter contracts, recognized as a liability and reflected within deferred income on the Company’s consolidated balance sheets was $17.0 million (December 31, 2020: $10.0 million). Deferred income allocated to time charters will be recognized ratably over time, which is expected to be within one month from December 31, 2021.
Voyage Charter revenues
Voyage charter revenues, which include revenues from contracts of affreightment, are shown net of address commissions.
As of December 31, 2021, for voyage charters and contracts of affreightment, services accounted for under Topic 606, the amount of contract assets reflected within accrued income on the Company’s consolidated balance sheets was $1.3 million (December 31, 2020: $11.4 million). Changes in the contract asset balance at the balance sheet dates reflect income accrued after loading of the cargo commences but before an invoice has been raised to the charterer, as well as changes in the number of the Company’s vessels contracted under voyage charters or

F-
3
0

contracts of affreightment. The amount of contract liabilities reflected within deferred income on the Company’s consolidated balance sheets was $1.5 million (December 31, 2020: $1.6 million). The opening and closing balance of receivables from voyage charters and contracts of affreightment was $3.3 million and $11.1 million respectively as of December 31, 2021 (December 31, 2020: $4.2 million and $3.3 million respectively) and are reflected within net accounts receivable on our consolidated balance sheets.
The amount allocated to costs incurred to fulfill a contract with a charterer, which are costs incurred following the commencement of a contract or charter party but before the loading of the cargo commences was $0.6 million as of December 31, 2021
(December 31, 2020: $1.5 million) and is reflected within prepaid expenses and other current assets on the Company’s consolidated balance sheets.
Voyage and Time charter revenues from Luna Pool collaborative arrangements:
Revenues from the Luna Pool collaborative arrangements for year ended December 31, 2020, and 2021, which are accounted for under ASC 808 – Collaborative Arrangements, represent our share of pool net revenues generated by the other Pool Participant’s vessels in the Luna Pool. These include revenues from voyage charters and contracts of affreightment, which are accounted for under Topic 606 in addition to time charter revenues, which are accounted for under Topic
842
.

7. Vessels, net

	Vessel (in thousands)	Drydocking (in thousands)	Total (in thousands)
Cost
January 1, 2020	$2,060,280	$36,228	$2,096,508
Additions	2,233	10,192	12,425
Write-offs of fully amortized assets	—	(6,766)	(6,766)

December 31, 2020	2,062,513	39,654	2,102,167
Vessel additions on acquisition	363,951	12,635	376,586
Additions	3,150	19,946	23,096
Transfer to assets held for sale	(55,877)	(3,515)	(59,392)
Disposals	(4,299)	(451)	(4,750)
Write-offs of fully amortized assets	—	(12,691)	(12,691)
Vessel impairments	(63,581)	—	(63,581)

December 31, 2021	$2,305,857	$55,578	$2,361,435

Accumulated Depreciation
January 1, 2020	$468,403	$18,578	$486,981
Charge for the period	68,033	8,231	76,264
Write-offs of fully amortized assets	—	(6,766)	(6,766)

December 31, 2020	536,436	20,043	556,479
Charge for the period	76,481	11,562	88,043
Transfer to assets held for sale	(32,460)	(988)	(33,448)
Disposals	(100)	(100)	(200)
Write-offs of fully amortized assets	—	(12,691)	(12,691)

December 31, 2021	$580,357	$17,826	$598,183

Net Book Value
December 31, 2019	$1,591,877	$17,650	$1,609,527

December 31, 2020	$1,526,077	$19,611	$1,545,688

December 31, 2021	$1,725,500	$37,752	$1,763,252

F-3
1

The cost and
net book value of the 26 vessels that were contracted under time charter agreements was $1,417.1 million and $1,046.4 million, respectively, as of December 31, 2021 (December 31, 2020: $1,084 million and $839 million, respectively, for 19 vessels contracted under time charters).
The net book value of vessels that serve as collateral for the Company’s secured bond, secured term loan and revolving credit facilities (Note 11 and Note
12
to the consolidated financial statements) was $1,576.8 million as of December 31, 2021 (December 31, 2020: $1,359 million, respectively).
The cost and net book value of vessels that are included in the table above and are subject to financing arrangements (please read Note 10—Variable Interest Entities to the consolidated financial statements) was $83.6 million and $69.6 million, respectively, as of December 31, 2021. (December 31, 2020: $82.9 million and $71.0 million, respectively).

8. Assets held for sale

2021
(in thousands)
As of January 1	—
Reclassification from Vessels	25,944

As of December 31	25,944

At December 31, 2021, assets held for sale comprised of two vessels,
Navigator Neptune
and
Happy Bird
, both of which were committed for sale to a
non-related
third party.

9. Equity Method Investments
Interests in investments which are accounted for using the equity method and are recognized initially at cost and subsequently include the Company’s share of the profit or loss and other comprehensive income of equity-accounted investees. As of December 31, 2020, and 2021, we had the following participation in investments that are accounted for using the equity method:

	December 31,	December 31,
	2020	2021
Enterprise Navigator Ethylene Terminal L.L.C. (“Export Terminal Joint Venture”)	50%	50%
Luna Pool Agency Limited. (“Pool Agency”)	50%	50%
Unigas International B.V. (“Unigas”)	—	33.33%
Dan Unity CO2 A/S	—	50%
Export Terminal Joint Venture
In January 2018, the Company entered into definitive agreements creating the Export Terminal Joint Venture. As of December 31, 2021, we had contributed to the Export Terminal Joint Venture $146.5 million being our total
share of the capital cost for the construction of the Marine Export Terminal with our last capital contribution of $4.0 million being made on January 21, 2021, by drawing down on the Terminal Facility.
Cumulative interest and associated costs capitalized on the investment in the Export Terminal Joint Venture are being amortized over the estimated useful life of the Marine Export Terminal, which began commercial operations with the export of commissioning cargoes in December 2019. As of December 31, 2021, the unamortized difference between the carrying amount of the investment in the Export Terminal Joint Venture and the amount of the Company’s underlying equity in net assets of the Export Terminal Joint Venture was $6.1 million (December 31, 2020: $6.5 million). The costs amortized in the year ended December 31, 2021, were

F-3
2

$0.4 million and are presented in the share of result of the equity method investments within our consolidated statements of operations. (December 31, 2019 and 2020: nil and $0.3 million, respectively)
Equity method gains, excluding amortized costs, recognized in the share of result of equity method investments for the year ended December 31, 2021, were
$11.4
million (December 31, 2020 and 2019: equity method gain of
$0.9
million and an equity method loss of
$1.1
million, respectively).

Luna Pool Agency Limited
In March 2020, the Company collaborated with Pacific Gas Pte. Ltd. and Greater
Bay
Gas Co. Ltd. to form and manage the Luna Pool. As part of the formation of the Luna Pool, a new entity, Luna Pool Agency Limited, (the “Pool Agency”), was incorporated in May 2020. The pool participants jointly own the Pool Agency on an equal basis, and both have equal board representation. As of December 31,
2021
, we have recognized the Company’s initial investment of one British pound in the Pool Agency within equity method investments on our consolidated balance sheets. The Pool Agency has no activities other than that as a legal custodian of the Luna Pool bank account and there will be no variability in its financial results, as it has no income and its minimal operating expenses are reimbursed by the Pool Participants.
Unigas International B.V. (‘Unigas’)
Unigas based in the Netherlands is a commercial and operational manager of seagoing vessels capable of carrying liquefied petrochemical and petroleum gases on a worldwide basis. Unigas International is operator of the Unigas pool. The Company owns 33.33
% interest equity interests in Unigas and accounts for it using the equity method. It was recognized initially at fair value and subsequent to initial recognition, the consolidated financial statements will include the Company’s share of the profit or loss and other comprehensive income of equity accounted entity. The Company acquired the investment as part of the Ultragas Transaction on August 4, 2021.

Dan Unity O2 A/S
On June 3, 2021, the Company’s subsidiary, Ultragas entered into a shareholder agreement creating an equally owned joint venture, Dan Unity CO2 A/S, a Danish entity, with the aim of undertaking commercial and technical projects relating to seaborne transportation of CO2. The Company acquired the investment as part of the Ultragas
Transaction
on August 4, 2021.
We account for our investment using the equity method as our ownership interest is 50% and we exercise joint control over the Dan Unity CO2 A/S operating and financial policies. As of December 31, 2021, we have recognized the Company’s initial investment at cost and subsequent to initial recognition, the consolidated financial statements will include the Company’s share of the profit or loss and other comprehensive income of equity accounted investees, until the date on which joint control ceases. We disclose our proportionate share of profits and losses from equity method unconsolidated affiliates in the statement of operations and adjust the carrying amount of our equity method investments on the balance sheet accordingly.

F-3
3

The table below represents movement in the Company’s equity method investments, as of December 31, 2019, 2020, and 2021:

	2019	2020	2021
	(in thousands)
Equity method investments at January 1	$42,462	$130,660	$148,665
Contributions to equity method investments	84,500	17,000	4,000
Equity method investments – additions	—	—	2,580
Share of results	(1,126)	651	11,147
Distributions received from equity method investments	—	—	(16,183)
Capitalized interest and deferred financing costs	4,824	354	—
Total equity method investments at December 31	$130,660	$148,665	$150,209
10. Variable Interest Entities
As of December 31, 2020, and 2021, the Company has consolidated 100% of PT Navigator Khatulistiwa, a VIE for which the Company is deemed to be the primary beneficiary, i.e. it has a controlling financial interest in this entity with the power to direct the activities of a VIE that most significantly impact the entity’s economic performance and has the right to residual gains or the obligation to absorb losses that could potentially be significant to the VIE. The Company owns 49% of the VIE’s common stock, all of its secured debt and has voting control. All economic interests in the residual net assets reside with the Company. By virtue of the accounting principle of consolidation, transactions between PT Navigator Khatulistiwa and the Company are eliminated on consolidation. PT Navigator Khatulistiwa had total assets and liabilities, as of December 31, 2021, of $139.1 million and $18.5 million, respectively. (December 31, 2020: $125.9 million and $9.5 million respectively).

On October 21, 2019, the Company entered into a sale and leaseback to refinance one of its vessels,
Navigator Aurora
. Following the sale and leaseback refinancing transaction,
Navigator Aurora
is owned by OCY Aurora Ltd., a Maltese limited liability company. OCY Aurora Ltd. is a wholly owned subsidiary of Ocean Yield Malta Limited, whose parent is Ocean Yield ASA, a listed company on the Oslo stock exchange. The Company does not hold any shares or voting rights in OCY Aurora Ltd. Under U.S. GAAP the entity, OCY Aurora Ltd, is considered to be a VIE.
As of December 31, 2020 and 2021, the Company has consolidated 100% of OCY Aurora Ltd., the lessor variable interest entity (‘‘lessor VIE’’) that we have leased
Navigator Aurora
from under a sale and leaseback arrangement. The lessor VIE is a wholly-owned, newly formed special purpose vehicle (“SPV”) of a financial institution. We have applied the guidance within Topic 810 – Consolidation and concluded that the Company has a variable interest in the SPV because the bareboat charter has fixed price call options to acquire
Navigator Aurora
from the SPV at various dates throughout the 13 year lease/bareboat charter term, commencing from the fifth year, initially at USD 44.8 million. The call options are considered to be variable interests as each option effectively transfers substantially all of the rewards from Navigator Aurora to us and limits the SPV’s ability to benefit from the rewards of ownership. The SPV is categorized under U.S. GAAP as a VIE and the Company has concluded it is the primary beneficiary and must therefore consolidate the SPV within its financial statements.
The Company has performed an analysis and concluded that the Company exercises power through the exercise of the call options in the lease agreement. The call options, although not an activity of the SPV, if exercised would significantly impact the SPV’s economic performance as the SPV owns no other revenue generating assets. The options transfer to the Company the right to receive benefits as they are agreed at a predetermined price. The SPV is protected from decreases in the value of the vessel, as if the vessel’s market value were to decline, the call option provides the SPV protection up to the point where it would not be economically viable for

F-3
4

the Company to exercise the option. In addition, the Company has the power to direct decisions over the activities and care of the vessel which directly impact its value such as for the day-to-day commercial, technical management and operation of the vessel.
The lessor VIE had total assets and liabilities, as of December 31, 2021, of $58.9 million and $55.5 million, respectively. (December 31, 2020: $63.5 million and $61.7 million respectively). The assets and liabilities of the lessor VIE that most significantly impact the Company’ consolidated balance sheets and the financial statement line items in which they are presented, as of December 31, 2020 and 2021, are as follows:

	December 31,	December 31,
	2020	2021
	(in thousands)
Assets
Cash, cash equivalents and restricted cash	$215	$124
Prepaid expenses and other current assets	—	324

Liabilities
Amounts due to related parties, current	$(229)	(197)
Amounts due to related parties, non-current	(61,361)	(54,767)

	$(61,590)	$(54,964)

The most significant impact of the lessor VIE’ operations on the Company’ consolidated statements of operations is interest expense of $1.2 million for the year ended December 31, 2021 (December 31, 2020: $1.8 million). The most significant impact of the lessor VIE’ cash flows on the Company’ consolidated statements of cash flows is net cash used in financing activities of $6.3 million for the year ended December 31, 2021 (December 31, 2020: net cash used in financing activities of $6.8 million).
On August 4, 2021, the Company completed the Ultragas Transaction. Ultragas owns a 25% and 40% share in equity of Ultraship Crewing Philippines Inc. (“UCPI”, “UltraShip Crewing”) and Ultraship Services Philippines Inc. (“USPI”), respectively. These companies are established primarily to provide marine services as principal or agent to ship owners, ship operators, managers engaged in international maritime business and business support services, respectively.

The Company has determined that it has a variable interest in UCPI and USPI and is considered to be the primary beneficiary as a result of having a controlling financial interest in the entities and has the power to direct the activities that most significantly impact UCPI’s and USPI’s economic performance.

As of December
31
,
2021
, the VIE’s had total assets and liabilities, of
$198.5 million and $74.2

respectively.
These amounts have been included in the Company’s consolidated balance sheet as of December 31, 2021 (December 31, 2020: $189.4 million and $71.2 million, respectively).

11. Secured Term Loan Facilities and Revolving Credit Facilities
The table below represents the annual principal payments to be made under our term loans and revolving credit facilities after December 31, 2020 and 2021:

	December 31, 2020	December 31, 2021
	(in thousands)
Due within one year	$67,936	$151,586
Due in two years	124,479	229,460
Due in three years	202,353	209,633
Due in four years	175,413	92,381
Due in five years	54,388	50,403
Due in more than five years*	61,361	82,479

Total secured term loans and revolving credit facilities	$685,930	$815,942
Less: current portion	67,936	151,586

Secured term loan facilities and revolving credit facility, non-current portion*	$617,994	$664,356

*
Includes amounts relating to the Navigator Aurora Facility held within a lessor entity (for which legal ownership resides with financial institutions) that we are required to consolidate under U.S. GAAP into our financial statements as a variable interest entity (Please read Note 10—Variable Interest Entities to our consolidated financial statements)

Terminal Facility.
On March 29, 2019, Navigator Ethylene Terminals LLC, a wholly-owned subsidiary of the Company (the “Marine Terminal Borrower”), entered into a Credit Agreement (the “Terminal Facility”) with ING Capital LLC and SG Americas Securities, LLC for a maximum principal amount of $75.0 million for the payment of project costs relating to our Marine Export Terminal. The Terminal Facility comprised an initial construction loan, followed by a term loan and has a final maturity of December 31, 2025.
Interest on amounts drawn is payable at a rate of U.S. LIBOR plus 275 to
300
basis points per annum over the term of the facility, for interest periods of three or six months. The Company has hedged LIBOR at 80% of the outstanding loan amount (split 50/50) at 0.369% and 0.362%% with ING and Société General respectively. The Marine Terminal Borrower may voluntarily prepay indebtedness at any time, without premium or penalty, in whole or in part upon prior written notice to the facility agent.
The Terminal Facility is subject to quarterly repayments of between $3.4 million and $3.8 million, which commenced in
March 2021
. The Marine Terminal Borrower must make mandatory prepayments of indebtedness upon specified amounts of excess cash flow, the receipt of performance liquidated damages pursuant to certain material contracts related to the Marine Export Terminal, the receipt of proceeds in connection with an event of loss (as defined in the Terminal Facility), the receipt of proceeds in connection with termination payments (as defined in the Terminal Facility), the receipt of proceeds in connection with certain dispositions by the Export Terminal Joint Venture, the incurrence of certain specified indebtedness, the inability to meet the conditions for paying a dividend for four or more consecutive quarters, dispositions of the Marine Terminal Borrower’s equity interests in the Export Terminal Joint Venture, the receipt of indemnity payments in excess of
$500,000 and certain amounts of any loans outstanding upon the conversion date
.

The loans under the Terminal Facility are secured by first priority liens on the rights to the Marine Terminal Borrower’s distributions from the Export Terminal Joint Venture, the Marine Terminal Borrower’s assets and properties and the company’s equity interests in the Marine Terminal Borrower
. Under the Terminal Facility, the Marine Terminal Borrower must maintain a minimum debt service coverage ratio (as defined in the Terminal Facility) for the prior four calendar fiscal quarters (or shorter period of time if data for the prior four fiscal quarters is not available) of no less than 1.10 to 1.00.

Following completion of the Marine Export Terminal
, the Marine Terminal Borrower can only pay dividends if the Marine Terminal Borrower satisfies certain customary conditions to paying a dividend, including maintaining a debt service coverage ratio for the immediately preceding four consecutive fiscal quarters and the projected immediately succeeding four consecutive fiscal quarters of not less than 1.20 to 1.00 and no default or event of default has occurred or is continuing
. The Terminal Facility also limits the Marine Terminal Borrower from, among other things, incurring indebtedness or entering into mergers and divestitures. The Terminal Facility also contains general covenants that will require the Marine Terminal Borrower to vote its interest in the Export Terminal Joint Venture to cause the Export Terminal Joint Venture to maintain adequate insurance coverage, maintain its property (but only to the extent the Export Terminal Borrower has the power under the organizational documents of the Marine Terminal Joint Venture to cause such actions).
On May 6, 2021, the Company obtained a waiver from the lenders under the Terminal Facility, which is retrospective with effect from the date of its inception, to correct a technical inconsistency in the Terminal Facility, involving a restrictive covenant relating to taking affirmative action regarding the treatment of tax status of the borrower as a corporation for U.S. federal, state or local income tax purposes. The waiver requires among other things, within 90 days after the date of the waiver, the parties to the Terminal Facility to amend the credit agreement and other loan documentation to remediate the inconsistency and to set aside and fund a tax reserve, based on the subsequent three months’ expected tax liabilities. The terms of the waiver were complied with and the amendment entered into on August 4,
2021
.

January 2015 Secured Term Loan Facility.
On January 27
, 2015, the Company entered into a secured term loan facility with Credit Agricole Corporate and Investment Bank as agent as well as HSH Nordbank AG and NIBC Bank N.V. to refinance the April 2013
$120.0 million secured term loan facility, as well as to provide financing for an additional five existing newbuildings. The January 2015 secured term loan facility has a term of up to seven years from the loan drawdown date with a maximum principal amount of up to $278.1 million. The aggregate fair market value of the collateral vessels must be no less than 135% of the aggregate outstanding borrowing under the facility. Interest on amounts drawn is payable at a rate of U.S. LIBOR plus 270 basis points per annum. The deferred finance costs associated with the extinguishment of the previous $120.0 million
facility

were written off in full. The facility is fully drawn and as of December 31, 2021, the amount still outstanding was
$
88.4
 million which is repayable for each vessel tranche in quarterly installments of between $
0.5
 million and $
0.6
 million for
seven years
from the date of each vessel drawdown followed by a final payment of between $
15.6
 million and $
18.3
 million after each
seven year
term ends. During the year ended December 31, 2019, the Company entered into the March 2019 secured term loan facility which refinanced four of the vessels that were previously in the January 2015 secured term loan facility.
This loan facility is secured by first priority mortgages on each of;
Navigator Umbrio, Navigator Centauri,
Navigator Ceres, Navigator Ceto
and
Navigator Copernico
as well as assignments of earnings and insurances on these secured vessels. The financial covenants each as defined within the credit facility are: a) the maintenance at all times of cash and cash equivalents in an amount equal to or greater than (i) $
25.0
million and (ii)
5
% of the total indebtedness; b) a ratio of EBITDA to interest expense of not less than 3:1; and c) maintain a ratio of total stockholders’ equity to total assets of not less than 30%. As of December 31, 2021, the Company was in compliance with all covenants contained in this credit facility.
December 2015 Secured Revolving Credit Facility.
On December 21, 2015, the Company entered into a secured revolving credit facility with Nordea Bank AB and ABN Amro Bank N.V as agents, to provide financing for six vessels
.
The December 2015 secured revolving credit facility had a term of seven years from the loan arrangement date (expiring in December 2022) with a maximum principal amount of up to
$290.0 million. The facility was repaid in September 2020,
using
the proceeds from the September 2020 Secured Revolving Credit facility.
October 2016 Secured Term Loan and Revolving Credit Facility.
On October 28, 2016, the Company entered into a secured term loan and revolving credit facility with ABN Amro Bank N.V as agents as well as Nordea Bank AB, London Branch; DVB Bank SE and Skandinaviska Enskilda Banken AB. The facility has a term of seven years from the first utilization date (expiring in November 2023) with a maximum principal amount of up to $220.0 million. The facility has an undrawn amount of $20.0 million from the revolving portion of the facility and as of December 31, 2021, the outstanding balance drawn on the secured term loan, newbuilding loan and revolving credit facility was $78.4 million which is repayable in 7 quarterly amounts of approximately $4.1 million, followed by a final repayment of $50.0 million on November 30, 2023.
Interest on amounts drawn is payable at a rate of U.S. LIBOR plus 260 basis points per annum. The aggregate fair market value of the collateral vessels must be no less than 125% of the aggregate outstanding borrowing under the facility.
This facility is secured by first priority mortgages on each of:
Navigator Gemini
,
Navigator Leo, Navigator Libra, Navigator Pegasus
,
Navigator Phoenix
,
Navigator Taurus
and
Navigator Jorf
as well as assignments of earnings and insurances on these secured vessels. The financial covenants each as defined within the credit facility are: a) the maintenance at all times of cash and cash equivalents in an amount equal to or greater than (i) $
25.0
 million and (ii) 5 per cent of the total indebtedness; b) a ratio of EBITDA to interest expense of not less than 3:1; and c) maintain a ratio of total stockholders’ equity to total assets of not less than 30%. The Company also pays a commitment fee o
f 0.91%
per annum based on any undrawn portion of the facility. As of December 31, 2021, the Company was in compliance with all covenants contained in this credit facility.

June 2017 Secured Term Loan and Revolving Credit Facility.
On June 30, 2017, the Company entered into a secured term loan and revolving credit facility with Nordea Bank AB (Publ.), Filial I Norge, BNP Paribas, DVB Bank America N.V., ING Bank N.V. London Branch and Skandinaviska Enskilda Banken AB (Publ.) for a maximum principal amount of $160.8 million (the “June 2017 Secured Term Loan and Revolving Credit Facility”
)
. The facility has $100.0 million as a secured term loan and $60.8 million available in a revolving credit facility with a term of six years from the date of the agreement (expiring in June
2023
) with a maximum principal amount of up to $160.8 million. The facility is fully drawn and as of December 31, 2021, the outstanding balance drawn on the loan and credit facility was $86.6 million which is repayable in 5 quarterly amounts of approximately $4.1 million followed by a final repayment of $65.9 million on June 30, 2023.

Interest on amounts drawn is payable at a rate of U.S. LIBOR plus 230 basis points per annum. The aggregate fair market value of the collateral vessels must be no less tha
n 125%
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
 million and (ii)
5
 per cent of the total indebtedness; b) a ratio of EBITDA to interest expense of not less than 2.5:1; and c) maintain a ratio of total stockholders’ equity to total assets of not less than
30
%. The Company also pays a commitment fee of
0.91
% per annum based on any undrawn portion of the facility. As of December 31,
2021
, the Company was in compliance with all covenants contained in this credit facility.

March 2019 Secured Term Loan Facility
. On March
25
, 2019, the Company entered into a secured term loan with Credit Agricole Corporate and Investment Bank, ING Bank N.V. London Branch and Skandinaviska

Enskilda Banken AB (Publ.) for a maximum principal amount of
$107.0
million (the “March 2019 Secured Term Loan Facility”), to partially re-finance
our January 2015 secured term loan facility that was due to mature in June 2020. The full amount of
$107.0
million was drawn on March 28, 2019. The facility has a term of six years from the date of the agreement, therefore expiring in
March 2025
. It is fully drawn down and as of December 31, 2021, with an amount outstanding of
$81.8 million which is repayable in 12 equal quarterly instalments of approximately $2.3 million followed by a final payment of $54.4 million on the final quarterly repayment date on March 25, 2025. Interest on amounts drawn is payable at a rate of U.S. LIBOR plus 240 basis points per annum.

This loan facility is secured by first priority mortgages on each of;
Navigator Atlas, Navigator Europa, Navigator Oberon,
and
Navigator Triton
as well as assignments of earnings and insurances on these secured vessels. The financial covenants each as defined within the credit facility are: a) the maintenance at all times of cash and cash equivalents in an amount equal to or greater than (i) $35.0 million, or (ii) 5% of Net Debt or total debt, as applicable; and the aggregate fair market value of the collateral vessels must be no less than 130% of the aggregate outstanding borrowing under the facility. As of December 31, 2021, the Company was in compliance with all covenants contained in this credit facility.
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
As of December 31, 2021, an amount of $185.0 million of the $210.0 million was drawn and outstanding, which was used to repay the December 2015 secured revolving credit facility and associated fees. Interest on the September 2020 secured revolving credit facility is payable quarterly at U.S. LIBOR plus 250 basis points. The facility has an undrawn amount of $
2.8
 million as of December 31,
2021
. The available facility amount shall be reduced semi-annually on June 30 and December 31 by an amount of $
7.4
 million followed by a final balloon payment on September 17, 2024, of $150.9 million.
This loan facility is secured by first priority mortgages on each of
Navigator Eclipse, Navigator Luga, Navigator Nova, Navigator Prominence
, and
Navigator Yauza
as well as assignments of earnings and insurances on these secured vessels.
T
he financial covenants each as defined within the credit facility are: a) the maintenance at all times of cash and cash equivalents in an amount equal to or greater than (i) $
35.0
million, or (ii)
5
% of total indebtedness (as defined by the September 2020 Secured Revolving Credit Facility agreement), as applicable;
b) the maintenance of the ratio of total stockholders’ equity to total assets (both as defined by the September 2020 Secured Revolving Credit Facility agreement) of not less than 30% and the aggregate fair market value of the collateral vessels must be no less than 125% of the aggregate outstanding borrowing under the facility. Interest on amounts drawn is payable at a rate of U.S. LIBOR plus 250 basis points per
annum. As of December 31, 2021, the Company was in compliance with all covenants contained in this revolving credit facility.
August 2021 Amendment and Restatement Agreement.
On August 2, 2021
, as part of the Ultragas Transaction, the Company entered into an Amendment and Restatement Agreement with Danmarks Skibskredit A/S relating to a previously is
s
ued 2019 Senior Term Loan Facility, with four vessel owning entities as borrowers for a maximum principal amount of
$66.95
million (the “August 2021 Amendment and Restatement Agreement”
)
. The facility has an expiration date of August 2026 and is fully drawn down as of December 31, 2021, with an amount outstanding of
$52.4 million which is repayable in nine
equal half yearly installments of approximately
$2.9 million followed by a payment of $26.2 million on the final repayment date of June 1, 2026. Interest on amounts drawn is payable at a rate of U.S. LIBOR plus 190 basis points per annum. Under amendment no.1 of the facility, dated June 2019, the U.S. LIBOR portion of the facility on each tranche was fixed at a rate between 1.873% and 1.88
% for the remaining duration of the loan.
The facility is secured by first priority mortgages on each of
Happy Osprey, Happy Peregrine, Happy Pelican
and
Happy Penguin
, as well as assignment of earnings and insurances on these secured vessels. The financial covenants each as defined within the Senior Term Loan Facility are: a) the maintenance at all times of cash and cash equivalents in an amount equal to or greater than (i) $50.0 million and (ii) 5 per cent of the total indebtedness; and b) maintain a ratio of value adjusted total stockholders’ equity to value adjusted total assets of not less than 30%; and the aggregate fair market value of the collateral vessels must be no less than 135% of the aggregate outstanding borrowing under the
facility. As of December 31, 2021, the Company was in compliance with all covenants contained in this credit facility
.

On August 4, 2021, as part of the Ultragas Transaction, the Company became guarantor for the following four Senior Secured Term Loan Facilities, previously entered into by Othello Shipping Company S.A. or certain of its wholly owned vessel owning entities.
DB Credit Facility A.
On October 25, 2013,
Atlanticgas Shipping Inc.
and
Balearicgas Shipping Inc.
entered into
a
Senior Secured Term Loan Facility with Deutsche Bank AG, Hong Kong Branch for a maximum principal amount of $57.7 million (the “
DB Credit Facility A
”), to finance two newbuild LPG carriers,
Atlanticgas and
Balearicgas
. The facility has a term of twelve years from the date of the vessels’ deliveries, therefore expiring in April 2027. It is fully drawn down as of December 31, 2021, with an amount outstanding of
$25.2
million which is repayable for each vessel tranche in half yearly installments of
$1.2
 million for twelve years from the date of each vessel drawdown. Interest on amounts drawn is payable at a rate of U.S. LIBOR plus 205
basis points per annum. As of December 31, 2021, the Company was in compliance with all covenants contained in this credit facility.
This loan facility is secured by first priority mortgages on each of
Atlanticgas and Balearicgas
as well as assignments of earnings and insurances on these secured vessels. The financial covenants each as defined within the Amended to the Term Loan Facility, dated August 3, 2021 are: a) the maintenance at all times of cash and cash equivalents in an amount equal to or greater than
(i)

$50.0 million
, or (ii)
5
% of total indebtedness (as defined), as applicable; b) the maintenance of the ratio of total stockholders’ equity to total assets of not less than
30
% and the aggregate fair market value of the collateral vessels must be no less than

% of the aggregate outstanding borrowing under the facility.
Santander Credit Facility A.
On October 30, 2013,
Adriaticgas Shipping Inc., Celticgas Shipping Inc.
and
Lalandia Shipping Company S.A
entered into
a
Senior Secured Term Loan Facility with Banco Santander, S.A. and Korea
Finance
Corporation
for
a maximum principal amount of $81.0 million (the “
Santander Credit Facility A
”),
to finance three newbuild
LPG
carriers,
Adriaticgas
,
Celticgas
and
Happy Albatross
. The facility has a term of twelve years from the date of the vessels’ deliveries, therefore expiring in May 2027. It is fully drawn down as of December 31, 2021, with an amount outstanding of
$37.1 million which is repayable for each vessel tranche in half yearly installments of between $1.0 million and $1.2 million for twelve years from the date of each vessel drawdown. Interest on amounts drawn is payable at a rate of U.S. LIBOR plus 205 basis points per annum. As of December 31, 2021, the Company was in compliance with all covenants contained in this credit facility.
This loan facility is secured by first priority mortgages on each of

Adriaticgas
,

Celticgas

and

Happy Albatross

as well as assignments of earnings and insurances on these secured vessels. The financial covenants each as defined within the Amended to the Term Loan Facility, dated August 3, 2021 are: a) the maintenance at all times of cash

and
cash equivalents in an amount equal to or greater than (i)
$50.0 million, or (ii) 5% of total indebtedness (as defined), as applicable; b) the maintenance of the ratio of total stockholders’ equity to total assets of not less than 30
% and the aggregate fair market value of the collateral vessels must be no less than 125
% of the aggregate outstanding borrowing under the facility.
DB Credit Facility B.
On July 31, 2015,
Beringgas Shipping Inc
and
Pacificgas Shipping Inc
entered into a
Senior Secured Term Loan Facility with Deutsche Bank AG, Hong Kong Branch for a maximum principal amount of
$60.9
million (the “
DB Credit Facility B
”), to finance two newbuild LPG carriers
, Beringgas
and
Pacificgas
. The facility has a term
of twelve years from the date of the vessels’ deliveries, therefore expiring in December 2028.
It is fully drawn down as of December 31, 2021, with an amount outstanding of
$36.8
million which is repayable for each vessel tranche in half yearly installments of
$1.3
million for twelve years from the date of each vessel drawdown. Interest on amounts drawn is payable at a rate of U.S. LIBOR plus 205
basis points per annum. As of December 31, 2021, the Company was in compliance with all covenants contained in this credit facility.
This loan facility
is secured by first priority mortgages on each of
Bering
gas
and
Pacificgas
as well as assignments of earnings and insurances on these secured vessels. The financial covenants each as defined within the Amended to the Term Loan Facility, dated August 3, 2021 are: a) the maintenance at all times of cash and cash equivalents in an amount equal to or greater than (i)
$50.0 million, or (ii) 5
% of total indebtedness (as defined), as applicable; b) the maintenance of the ratio of total stockholders’ equity to total assets of not less than 30
% and the aggregate fair market value of the collateral vessels must be no less than 125
% of the aggregate outstanding borrowing under the facility.
Santander Credit Facility B.
On July
 31, 2015, Arcticgas Shipping Inc
and
Falstria Shipping Company S.A
entered into a
Senior Secured Term Loan Facility with Banco Santander, S.A. for a maximum principal amount of $55.8 million (the “
Santander Credit Facility B
”), to finance two newbuild LPG carriers,
Arcticgas
and
Happy Avocet
. The facility has a term of twelve years from the date of the vessels’ deliveries, therefore expiring in
January 2029
. It is fully drawn down as of December 31, 2021, with an amount outstanding of $34.9 million which is repayable for each vessel tranche in half yearly installments of $1.1 million and $1.3 million for twelve years from the date of each vessel drawdown. Interest on amounts drawn is payable at a rate of U.S. LIBOR plus 205 basis points per annum. As of December 31, 2021, the Company was in compliance with all covenants contained in this credit facility.

This loan facility is secured by first priority mortgages on each of
Arcticgas
and
Happy Avocet
as well as assignments of earnings and insurances on these secured vessels. The financial covenants each as defined within the Amended to the Term Loan Facility, dated August 3, 2021 are: a) the maintenance at all times of cash and cash equivalents in an amount equal to or greater than (i)
$50.0 million, or (ii) 5
% of total indebtedness (as defined), as applicable; b) the maintenance of the ratio of total stoc
k
holders’ equity to total assets of not less
than 30
% and the aggregate fair market value of the collateral vessels must be no less than 125
% of the aggregate outstanding borrowing under the facility.
Navigator Aurora Facility.
In October 2019, the SPV, OCY Aurora Ltd, which owns
Navigator Aurora
, entered into secured financing agreements for $69.1 million consisting of a loan facility, the “Navigator Aurora

Facility” which is denominated in USD. The Navigator Aurora Facility is a seven year unsecured loan provided by OCY Malta Limited, the parent of OCY Aurora Ltd. The Navigator Aurora Facility bears interest at
3-month
U.S. LIBOR plus a margin of 185 basis points and is repayable with a balloon payment on maturity. As of December 31, 2021, there was $54.8 million in borrowings outstanding under the Navigator Aurora Facility (December 31, 2020: $61.3
million). The Navigator Aurora Facility is subordinated to a further bank loan where OCY Aurora Ltd. is the guarantor and
Navigator Aurora
is pledged as security. The likelihood of the Company having to make any payments under the guarantee is remote. The shipbroker appraised value of
Navigator Aurora
exceeded the borrowings outstanding under the Navigator Aurora Facility by approximately
$20.8 million as of December 31,
2021
(As of December 31, 2020: $14.0 million). The fair value of the vessel is significantly greater than the amount of the senior bank loan it is pledged against, and therefore the guarantee made by the SPV to the lenders of the subordinated loan where OCY Malta Ltd is the borrower has negligible fair value
.

The following table shows the breakdown of secured term loan facilities and total deferred financing costs split between current and non-current
liabilities as of December 31, 2020, and 2021:

	December 31, 2020	December 31, 2021
	(in thousands)
Current Liability
Current portion of secured term loan facilities	$67,936	$151,586
Less: current portion of deferred financing costs	(2,274)	(3,016)

Current portion of secured term loan facilities, net of deferred financing costs	$65,662	$148,570

Non-Current Liability
Secured term loan facilities and revolving credit facilities net of current portion*	$617,994	$664,356
Less: non-current portion of deferred financing costs*	(4,183)	(4,689)

Non-current secured term loan facilities and revolving credit facilities, net of current portion and non-current deferred financing costs	$613,811	$659,667

*
Includes amounts relating to the Navigator Aurora Facility held within a lessor entity (for which legal ownership resides with a financial institution) that we are required to consolidate under U.S. GAAP into our financial statements as a variable interest entity Please read Note 10—Variable Interest Entities to our consolidated financial statements.

12. Senior Secured Bond
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
Interest is payable quarterly in arrears on February 2, May 2, August 2 and November 2. The 2018 Bonds were secured, prior to the sale of
Navigator Neptune,
by four of the Company’s ethylene capable semi-refrigerated liquefied gas carriers.
These
bonds are now secured by the remaining three vessels.
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
The Company may redeem the 2018 Bonds, in whole or in part, at any time. Any 2018 Bonds redeemed until November 1,
2022, are
 redeemable at 102.864% of par, from November 2, 2022 until May 1, 2023, are redeemable at 101.79% of par, and from May 2, 2023 to the maturity date are redeemable at 100% of par, in each case, in cash plus accrued interest.

Additionally,
upon the occurrence of a “Change of Control Event” (as defined in the agreement governing the
2018
Bonds (the “2018 Bond Agreement”), the holders of
2018
Bonds have an option to require us to repay such holders’ outstanding principal amount of
2018
Bonds at
101
% of par, plus accrued interest.

The financial covenants each as defined within the bond agreement are: (a) The issuer shall ensure that the Group (meaning “the Company and its subsidiaries”) maintains a minimum liquidity of no less than
$25.0 million and (b) maintain a Group equity ratio of at least 30
% (as defined in the 2018 Bond Agreement). As of December 31, 2021, the Company was in compliance with all covenants for the 2018 Bonds.
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
The following table shows the breakdown of our senior secured bond and total deferred financing costs as of December 31, 2020, and 2021:

	December 31, 2020	December 31, 2021
	(in thousands)
Senior Secured Bond
Total Bond	$70,299	$68,154
Less deferred financing costs	(719)	(466)

Total Bond, net of deferred financing costs	$69,580	$67,688

13. Senior Unsecured Bonds
On September 10, 2020, the Company issued senior unsecured bonds in an aggregate principal amount of $100.0 million with Nordic Trustee AS as the bond trustee (the “2020 Bonds”). The net proceeds of the issuance of the 2020 Bonds were used to redeem in full all of our outstanding previously issued 2017 Bonds. The 2020 Bonds are governed by Norwegian law and listed on the Nordic ABM which is operated and organized by Oslo Børs ASA.

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
Issuance costs
for the 2020 Bonds of $
2.0
 million have been deferred and are being amortized over the term of the 2020 Bonds using the effective rate method.
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

September
10
, 2023 up until September 9,
2024
, are redeemable at 103.2%
of par; from September 10, 2024 up until March 9, 2025, are
redeemable
at
101.6
% of par, and from March 10, 2025 to the maturity date are redeemable at 100% of par, in each case, in cash plus accrued interest.

Additional financial covenants (each as defined within the bond agreement governing the 2020 Bonds (the “2020 Bond Agreement”)) are: (a) The issuer shall ensure that the Group (meaning “the Company and its subsidiaries”) maintains a minimum liquidity of no less than $35.0 million; and (b) maintain a Group equity ratio (as defined in the 2020 Bond Agreement) of at least 30%. As of December 31, 2021, the Company was in compliance with all covenants for the 2020 Bonds.
The
2020
Bond Agreement provides that we may declare or pay dividends to shareholders provided that the Company maintains a minimum liquidity of $
60.0
million unless an event of default has occurred and is continuing. The 2020 Bond Agreement also limits us and our subsidiaries from, among other things, entering into mergers and divestitures, engaging in transactions with affiliates or incurring any additional liens which would have a material adverse effect. In addition, the 2020 Bond Agreement includes customary events of default, including those relating to a failure to pay principal or interest, a breach of covenant, false representation and warranty, a cross-default to other indebtedness, the occurrence of a material adverse effect, or our insolvency or dissolution.
The following table shows the breakdown of our senior unsecured bonds and total deferred financing costs as of December 31, 2020 and 2021:

	December 31, 2020	December 31, 2021
	(in thousands)
Senior Unsecured Bonds
Total 2020 Bonds	$100,000	100,000
Less deferred financing costs	(1,842)	(1,449)

Total Bonds, net of deferred financing costs	$98,158	$98,551

14. Loss per Share
Basic loss per share is calculated by dividing the net income/(loss) available to common shareholders by the average number of common shares outstanding during the periods. Diluted earnings per share is calculated by adjusting the weighted average
number of common shares used for calculating basic earnings per share for the effects of all potentially dilutive shares.
The following table shows calculation of both basic and diluted number of weighted average outstanding shares for the years ended December 31, 2019, 2020 and
2021
:

	December 31, 2019	December 31, 2020	December 31, 2021
Basic and diluted loss available to common stockholders of Navigator Holdings Ltd (in thousands)	(16,706)	(443)	(30,964)

Basic weighted average number of shares	55,792,711	55,885,376	64,669,567
Effect of dilutive potential share options*:	—	—	—

Diluted weighted average number of shares	55,792,711	55,885,376	64,669,567

*
Due to a loss for the years ended December 31, 2019,
2020
and 2021, no incremental shares are included because the effect would be antidilutive. The number of potential dilutive shares excluded from the calculation for the year ended December 31, 2021, is 331,761 (December 31, 2019, and 2020: 349,870 and 344,472, respectively)

15. Share-Based Compensation
During 2013, the Company’s Board adopted the
2013
Restricted Stock Plan (the “2013 Plan”), which entitled officers, employees, consultants and directors of the Company to receive grants of restricted stock of the Company’s common stock or share
options
in
the Company’s common stock. This 2013 Plan is administered by the Board or a committee of the Board.
The 2013 Plan is administered by the Compensation Committee with certain decisi ons subject to approval of our Board. The maximum aggregate number of common shares that may be delivered pursuant to options or restricted stock awards granted under the 2013 Plan is 3,000,000 shares of common stock. A holder of restricted stock, awarded under the 2013 Plan, shall have the same voting and dividend rights as the Company’s other common stockholders in relation to those shares.
Share awards
On March 17, 2021, the Company granted 29,295 restricted shares under the Navigator Holdings Ltd. 2013 Long-Term Incentive Plan (the “2013 Plan”) to
non-employee
directors with a weighted average value of $10.26 per share. These restricted shares vest on the first anniversary of the grant date. On the same date the Company granted 20,048 restricted shares to the Executive Chairman of the Board and 35,920 restricted shares to the officers and employees of the Company with a weighted average value of $10.26 per share. These restricted shares awarded to the Executive Chairman of the Board vested on September 30, 2021, at the point of his resignation from the Board along with all of his other restricted shares in issue. The restricted shares issued to the officers and employees of the Company vest on the third anniversary of the grant date. A further 15,000 restricted shares were issued on October 31, 2021, to three officers of the Company with a weighted average value of $8.46 and these shares will vest on the third anniversary of the grant date.
During the year ended December 31, 2021, 30,380 shares that were granted to non-employee
directors on March 19, 2020, under the 2013 Plan and which had a weighted average grant value of $7.90 per share, vested with a fair value of $295,294. In addition, 63,728 shares granted in 2018 at a grant value of $
12.04, 94,764
shares that were granted in 2019 at a grant value of $11.06, 17,240 shares that were granted in 2020 at a grant value of $7.90 and 20,048 shares granted in 2021 at a grant value of $10.26 to the then Executive Chairman of the Board vested with a fair value of $1,777,532. In addition, 28,214 shares granted in 2018 with a grant value of $12.04 to officers and employees of the Company vested at a fair value of $274,240. In addition, during the year ended December 31, 2021, 32,521 shares previously granted to officers and employees with a weighted average grant value of $9.89, were accelerated to vesting at a fair value of $293,175.

On March 19, 2020, the Company granted 37,975 restricted shares under the Navigator Holdings Ltd. 2013 Long-Term Incentive Plan (the “2013 Plan”) to
non-employee
directors with a weighted average value of $7.90 per share. These restricted shares vest on the first anniversary of the grant date. On the same date the Company granted 17,240 restricted shares to the Executive Chairman of the Board and 23,957 restricted shares to the officers and employees of the Company with a weighted average value of $7.90 per share. These restricted shares vest on September 16, 2021, and the third anniversary of the grant date, respectively.
During the year ended December 31, 2020, 27,125 shares that were granted to non-employee
directors on March 20, 2019, under the 2013 Plan vested with a weighted average grant value of $11.06 per share, which had a fair value of $114,739. In addition, 62,763 shares that were granted in 2017 to the then Chief Executive Officer and officers and employees of the Company, all of which had a weighted average grant value of $12.77, vested at a fair value of $265,487. In addition, in April and October 2020, 2,144 shares and 10,054 shares, respectively, previously granted to employees of the Company with a weighted average cost of grant of $11.54 per share were forfeited.
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

F-4
5

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
On August 14,
2019
, 5,425 shares granted to a
non-employee
director with a value of $11.06 per share were forfeited.
Restricted share grant activity for the year ended December 31, 2020 and 2021 was as follows:

	Number of non-vested restricted shares	Weighted average grant date fair value	Weighted average remaining contractual term
Balance as of January 1, 2020	329,156	$11.68	1.38 years
Granted	79,172	7.90
Vested	(89,888)	12.25
Forfeited	(12,198)	11.54

Balance as of December 31, 2020	306,242	$10.54	0.93 years
Granted	100,263	9.99
Vested	(286,895)	10.66
Forfeited	(16,123)	8.89

Balance as of December 31, 2021	103,487	$9.92	1.06 years

We account for forfeitures as they occur.
Using the graded straight-line method of expensing the restricted stock grants, the weighted average estimated value of the shares calculated at the date of grant is recognized as compensation cost in the statements of operations over the period to the vesting date. During the year ended December 31, 2021, the Company recognized $1,373,292 in share-based compensation costs relating to share grants (year ended December 31, 2019: $1,321,205 and year ended December 31, 2019: $1,495,412). As of December 31, 2021, there was a total of $380,704 unrecognized compensation costs relating to the expected future vesting of share-based awards (December 31, 2020: $1,002,608) which are expected to be r ecognized
over a weighted average period of 1.06 years (December 31, 2020: 0.93 years).
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
2020
, and
2021
were as follows:

Options	Number of options outstanding	Weighted average exercise price per share	Aggregate intrinsic value
Balance as of January 1, 2020	349,936	$21.39	—
Post vesting cancellations during the year	(10,000)	20.82	—

Balance as of December 31, 2020	339,936	21.40	$—
Post vesting cancellations during the year	(29,080)	20.45	—

Balance as of December 31, 2021	310,856	21.37	$—

F-4
6

There were 310,856 options exercisable as of December 31, 2021. The weighted average exercise price of the share options exercisable as of December 31, 2021, was $21.37.
The weighted-average remaining contractual term of options outstanding and exercisable as of December 31, 2021, was 2.66 years.
During the year ended December 31, 2021, the Company recognized no charge to share-based compensation costs (Year ended December 31, 2020: a credit of $77,364 and year ended December 31, 2019: a charge of $8,474) relating to options forfeited under the 2013 Plan. As of December 31, 2020, and December 31,

2021
, there were no unrecognized compensation costs relating to options under the 2013 Plan. As of December 31, 2021, there were 310,856 share options which had vested but had not been exercised.
During the year ended December 31, 2021, the Company set up an employee stock purchase plan whereby employees are entitled to purchase shares in the Company after a period of three years at a predetermined and discounted price set on June 16, 2021 (this date being the opening date of the scheme), of
 $9.70, which equates to a 15% discount on the share price at that time. The share contract date starts on September 1, 2021 and matures on the third anniversary of that date.

16. Commitments and Contingencies
The contractual obligations schedule set forth below summarizes our contractual obligations as of December 31, 2021:

	2022	2023	2024	2025	2026	Thereafter	Total
	(in thousands)
Secured term loan facilities and revolving credit facilities	151,586	229,460	209,633	92,380	50,403	27,602	761,064
2020 Bonds	—	—	—	100,000	—	—	100,000
2018 Bonds	—	71,697	—	—	—	—	71,697
Office operating leases 1	475	244	999	1,334	1,133	1,403	5,588
Navigator Aurora Facility 2	—	—	—	—	54,767	—	54,767

Total contractual obligations	$152,061	$301,401	$210,632	$193,714	$106,303	$29,005	$993,116

1
The Company occupies office space in London with a new lease commenced in January 2022 for a period of
 10 years with a mutual break option in January 2025, which is the fifth anniversary from the lease commencement date.

The Company entered into a lease for office space in New York that now expires on May 31, 2022. The annual gross rent under this lease is approximately $0.4 million, subject to certain adjustments.

The lease term for our representative office in Gdynia, Poland was revised during 2021 for an amended period to May 31, 2025. The gross rent per year is approximately $64,000.

The Company occupies office space in Denmark with a lease commenced in September 2021 that now expires in December 2025 . The gross rent per year is approximately $180,000.

The weighted average remaining contractual lease term for the above four office leases on December 31, 2021 , was 3.1 years (December 31, 2020: 1.2 years).

2
The Navigator Aurora Facility is a loan facility held within a lessor entity (for which legal ownership resides with financial institutions) that we are required to consolidate under U.S. GAAP into our financial statements as a variable interest entity. Please read Note 10—Variable Interest Entities to our consolidated financial statements.

F-4
7

17. Operating Lease Liabilities
Lessee accounting
Under ASU
2016-02
we have recognized ROU assets and liabilities on our balance sheet for our operating leases, relating to long-term commitments for our offices in London, Gdynia, New York and Denmark. At the adoption date of January 1,
2019
, we had no short-term lease commitments. Lease liabilities and ROU assets for operating leases are initially measured at the present value of the lease payments not yet paid, discounted using the discount rate for the lease determined at the later of the date of initial application or the lease commencement date. As a lessee, the Company has elected not to separate lease and non-lease
components pertaining to operating lease payments. The discount rate used is the Company’s incremental borrowing rate, defined as the rate of interest that the Company as lessee would have to pay to borrow on a collateralized basis over a similar term an amount equal to the lease payments in a similar economic environment. Consequently, operating lease liabilities of $0.9 million, based on the present value of the remaining minimum rental payments; and ROU assets of $0.9 million have been recognized on the Company’s consolidated balance sheets as of December 31,
2021
(December 31, 20
20
: operating lease liabilities of $6.5 million and ROU assets of $5.7 million) with accretion of the liabilities and amortization of the ROU assets over the remaining length of the lease terms.
The lease for our office in Poland is subject to annual indexation each January according to the Eurozone All Items Monetary Union Index of Consumer Prices (“MUICP”) index as quoted for the previous year. The lease payments relating to the Poland office lease are not remeasured at the beginning of each year, the effect of future increases in MUICP are recognized as part of lease-related costs in each year and classified as variable lease costs. For the years ended December 31, 2021, total operating lease costs were $0.7 million (December 31, 2020: $1.4 million), which include immaterial variable lease costs and are presented in General and Administrative costs within the consolidated statements of operations and in cash flows from operating activities within the consolidated statements of cash flows.
The Company’s consolidated balance sheets include a ROU asset and a corresponding liability for operating lease contracts where the Company is a lessee. The discount rate used to measure the lease liability presented on the Company’s consolidated balance sheets is the incremental cost of borrowing since the rate implicit in the lease cannot be determined.
The liabilities described below are for the Company’s offices in London, Gdynia, New York, and Denmark which are denominated in various currencies. At December 31, 2021, the weighted average discount rate across the three leases was 3.20% (December 31, 2020: 5.56%).
At December 31, 2021, based on the remaining lease liabilities, the weighted average remaining operating lease term was 3.0 years (December 31, 2020: 5.6 years). The difference from the weighted average remaining contractual lease term arises from the mutual break option on the
London office lease. Please read Note 16—Commitments and Contingencies to our consolidated financial statements.

A maturity analysis of the undiscounted cash flows of the Company’s operating lease liabilities as at December 31,
2020
and
2021
is presented in the following table:

	December 31, 2020	December 31, 2021
	(in thousands)
One year	$1,572	$398
Two years	1,300	181
Three years	1,144	181
Four years	1,144	181
Five years	1,144	—
Six years and thereafter	1,222	—

Total undiscounted operating lease commitments	$7,526	$941
Less: Discount adjustment	(1,018)	(38)

Total operating lease liabilities	$6,508	$903
Less: current portion	(1,276)	(381)

Operating lease liabilities, non-current portion	$5,232	$522

18. Concentration of Credit Risks
The Company’s vessels are chartered under either a time charter arrangement or voyage charter arrangement. Under a time charter arrangement, no security is provided for the payment of charter hire. However, payment is usually required monthly in advance. Under a voyage charter arrangement, a lien may sometimes be placed on the cargo to secure the payment of the accounts receivable, as permitted by the prevailing charter party agreement
. The Company derives a significant portion of its revenues from a limited number of charterers.
During 2021, two
of our charterers contributed

approximately
 10%

each, and in aggregate 20.7% or
 $73.2 million. (2020: two charterers contributed 10% or more of the operating revenues, comprising approximately 12.8% or $41.0 million and
12.3% or $39.6 million
)
.

Other
t
han 5.6% of operating revenues arising from vessels trading exclusively in Indonesia for the year ended December 31, 2021 (year ended December 31, 2020: 9.3%), our vessels operate on a worldwide basis and are not restricted to specific locations.
The Company considers the equity method investments do not meet the criteria in ASC 280 to be separate reportable segments.
As of December 31, 2020, and 2021, all of the Company’s cash, cash equivalents, restricted cash, and short-term investments were held by large financial institutions, highly rated by a recognized rating agency.

19. Income Taxes
Navigator Holdings Ltd and its vessel owning subsidiaries are incorporated in the Marshall Islands and under the laws of the Marshall Islands are not subject to tax on income or capital gains and no Marshall Islands withholding tax will be imposed on dividends paid by the Company to its stockholders.
However, the Company’s U.S, UK, Polish, Danish and Singaporean subsidiaries and Maltese VIE (please read Note 10—Variable Interest Entities to our consolidated financial statements) are subject to local taxes.

	2019 (in thousands)	2020 (in thousands)	2021 (in thousands)
(Loss)/income before income taxes and share of result of equity method investments	$(15,129)	$1,279	$(38,394)
Tax expense at statutory rate	—	—	—

Total statutory tax charge	—	—	—
Tax charge in U.S. subsidiaries	—	—	855
Tax charge in UK subsidiaries	199	416	566
Tax (credit)/charge in Polish subsidiary	(65)	31	345
Tax charge in Singapore subsidiary	213	77	47
Tax charge in Danish subsidiary	—	—	74
Tax charge in Maltese VIE (note 10)	5	93	82

Total tax charge	$352	$617	$1,969

Breakdown of current/deferred tax expense
Current tax expense	524	489	1,264
Deferred tax expense	(172)	128	705

Total corporate income tax	$352	$617	$1,969
The total of all deferred tax assets included in our balance sheet as of December 31, 2021, wa
s $463,000 and the total of all deferred tax liabilities is $871,000 (December 31,
2020
: $421,000 and $32,000 respectively).
The deferred tax asset of $22.0 million includes $21.5 million related to carry forwards associated with our Export Terminal Joint Venture which can be utilized against 80% of our future profits, in any one year, from the terminal operations. We have income tax carry forwards relating to our operations in Poland of approximately
$0.4 million. We have recorded a deferred tax asset on the balance sheet of $0.08 million reflecting the benefit of $0.4 million in loss carry forwards.

The U.S. losses relate to federal tax losses which can be carried forward indefinitely.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of December 31, 2020, and
2021
, respectively are in the following table.

	2020 (in thousands)	2021 (in thousands)
Deferred tax asset
Net operating losses carry forwards	$19,601	$21,592
Other temporary differences	—	388

Total deferred tax assets	19,601	21,980
Less valuation allowance	(1,731)	—

Deferred tax asset, net of valuation allowance	17,870	21,980

Deferred tax liabilities
Investment in joint venture	17,449	21,871
Other temporary differences	32	517

Total deferred tax liabilities	$17,481	$22,388

Net deferred tax asset/(liability)	389	(408)

The net deferred tax asset(liability) relates to deferred tax assets and liabilities in different jurisdictions.
20. Cash, Cash Equivalents and Restricted Cash

The following table shows the breakdown of cash, cash equivalents and restricted cash as of
Dec
ember 31, 2020 and 2021:

	December 31, 2020	December 31, 2021
	(in thousands)
Cash, Cash Equivalents and Restricted Cash
Cash and cash equivalents	$59,056	$123,886
Cash and cash equivalents held by VIE (note 10)	215	337

Total cash, cash equivalents and restricted cash	$59,271	$124,223

Our secured term loan facilities and revolving credit facilities require that the borrowers have liquidity (including undrawn available lines of credit with a maturity exceeding 12 months) of no less than (i) $25.0 million, $35.0 million, or $50.0 million, or (ii) 5% of Net Debt or total debt which was $49.2 million as of December 31, 2021, as applicable, whichever is greater. This requirement does not restrict the cash maintained within the company bank accounts but requires the group to hold no less than that amount of free cash within its bank accounts or treasury deposits
.
Included within total cash, cash equivalents and restricted cash as of December 31, 2021, is an amount of
$0.3

million relating to the cash belonging to the
VIE’s
that we are required to consolidate under U.S. GAAP (December 31, 2020:
$0.2
million). Please read Note 10—Variable Interest Entities to
our
consolidated financial
statements.
21. Related Party Transactions
The following table summarizes our transactions with related parties for the years ended December 31, 2020 and 2021:

	Year ended December 31, 2020	Year ended December 31, 2021
	(in thousands)
Net income / (expenses)
Luna Pool Agency Limited	$—	$(30)
Ocean Yield Malta Limited	(1,827)	(1,202)
Ultranav Business Support ApS	—	(936)
Naviera Ultranav Limitada	—	(25)

Total	$(1,827)	$(2,193)

The following table sets out the balances due from related parties as at December 31, 2020 and 2021:

	December 31, 2020	December 31, 2021
	(in thousands)
Due from Related Parties
Luna Pool Agency Limited	$11,853	$8,450
Unigas Pool	—	8,049
Dan Unity	—	109
Naviera Ultranav Limitada	—	128

Total	$11,853	$16,736

The following table sets out the balances due to related parties as at December 31, 2020 and 2021:

	December 31, 2020	December 31, 2021
	(in thousands)
Due to Related Parties
Ocean Yield Malta Limited	$61,448	$55,074
Naviera Ultranav Limitada	—	27

Total	$61,448	$55,101

Naviera Ultranav Limitada:
On August 4, 2021, in connection with Ultragas Transaction, we issued
 21,202,671 new shares of our common stock, representing an approximate 27.5%
ownership interest in us, to subsidiaries of Naviera Ultranav Limitada (“Ultranav”). As of December 31, 2021, Ultranav remained a 27.5% shareholder and was one of our principal shareholders. They may exert considerable influence on the outcome of matters on which our shareholders are entitled to vote, including the election of our directors to our board of directors and other significant corporate actions.
Ultranav Business Support ApS:
On August 4, 2021, in connection with the Ultragas Transaction, we entered into a Transitional Services Agreement (“TSA”) with Ultranav Business Support ApS (“UBS”) to provide back office services, such as accounting and payroll, IT, treasury, financial controlling, tax and compliance, communications and CSR, HR, administrative and branding). The company pays UBS a fee for services provided of
 $173,659 per month.

2
2
. S
tockholders’ equity
As of December 31, 2021, the Company’s authorized share capital consisted of 400,000,000 shares of common stock and 40,000,000 shares of preferred stock, each at par value of $0.01 per share. There were 77,180,429 shares of common stock issued and outstanding and no shares of preferred stock issued and outstanding at December 31, 2021. Each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of shareholders. Subject to preferences that may be applicable to any outstanding preferred stock, holders of common stock are entitled to receive ratably all dividends, if any, declared by our board of directors out of funds legally available for dividends. Agreements governing our indebtedness impose restrictions on us, including, among other things, limiting our ability to pay dividends out of operating revenues generated by the vessels securing such indebtedness, redeem any shares or make any other payment to our equity holders, if there is a default under such agreements.
Holders of common stock do not have conversion, redemption or preemptive rights to subscribe to any of our securities. The rights, preferences and privileges of holders of common stock are subject to the rights of the holders of any preferred stock which we may issue in the future.
23. Subsequent Events
On January 14, 2022, the Company sold one of its older vessels,
Navigator Neptune
, a 2000 built 22,085 cbm ethylene carrier to a third party for $21.0 million. This vessel acted as security under one of our 2018
Bond
s
. In accordance with the terms of the 2018
Bond
we tendered an offer for the net sale proceeds from the vessel sale of $20.6 million to those bondholders, at 102% of par, but there were no acceptances—the bondholders preferring instead to retain the bonds, which has a maturity of November 2023. Consequently, the net proceeds from the sale of the vessel have been released to the Company for general corporate purposes.
On March 7,
2022
, the Company sold one of the older vessels acquired in the Ultragas Transaction, the
Happy Bird
, a 1999
built 8,600

cbm LPG carrier to a third party for
$6.1
million. There was no mortgage associated with this vessel.

On February 24, 2022, the Russian attack on Ukraine started. It may lead to further regional and international conflicts or armed action. It is possible that such conflict could disrupt supply chains and cause instability in the global economy. Additionally, the ongoing conflict could result in the imposition of further economic sanctions by the United States and the European Union against Russia. While much uncertainty remains regarding the global impact of the invasion, it is possible that such tensions could adversely affect our business, financial condition, results of operations and cash flows.
We currently have four charterparties with a Russian counterparty that were entered into in 2012 and 2017, two of which expire in June 2022 and two expire in December 2023. These charterparties cannot be terminated without the consent of both parties, unless the counterparty was to become a sanctioned entity, or our dealings with that counterparty was to be prohibited by sanctions, which would render the charters void. Under the current circumstances of conflict between Russia and Ukraine, we intend not to renew these charterparties when they expire.
We employ an aggregate of
approximately 120
Russian and Ukrainian officers on board our vessels, many of whom are on the same vessels. We are monitoring this situation closely and there may be restrictions, logistical challenges or a complete inability to employ both nationalities in the near future. There are estimated
to be approximate
ly 70,000 Russian officers and approximately 50,000
Ukrainian Officers on the global fleet, which if unavailable in the future, would provide cost pressures from other nationalities or unavailability of suitably trained officers for our vessels.

F-5
3