Form 20-F
period 2022-12-31
Navigator Holdings Ltd.
filed 2023-04-04
CIK 1581804

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022
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
76,804,474 Shares of Common Stock
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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☒
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.  ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to § 240.10D-1(b).  ☐
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

Presentation of Information in this Annual Report

This annual report on Form 20-F for the year ended December 31, 2022, or this “annual report,” should be read in conjunction with our consolidated financial statements and notes thereto included in this annual report. Unless the context otherwise requires, all references in this annual report to “Navigator Holdings,” “our,” “we,” “us” and the “Company” refer to Navigator Holdings Ltd., a Marshall Islands corporation. All references in this annual report to our wholly-owned subsidiary “Navigator Gas L.L.C.” refer to Navigator Gas L.L.C., a Marshall Islands limited liability company. As used in this annual report, unless the context indicates or otherwise requires, references to “our fleet” or “our vessels” include the 53 vessels we owned and operated as of December 31, 2022 and the four vessels acquired, or if the context requires, expected to be acquired, after December 31, 2022 through our joint venture (the “Navigator Greater Bay Joint Venture”) with Greater Bay Gas Co. Ltd (“Greater Bay Gas”).

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

•

our vessels engaging in ship to ship transfers of liquefied petroleum gas (“LPG”) or petrochemical cargoes which may ultimately be discharged in sanctioned areas or to sanctioned individuals without our knowledge;

•	the impact of the Russian invasion of Ukraine;

•	changes in governmental rules and regulations or actions taken by regulatory authorities;

•	global epidemics or other health crises such as the outbreak of COVID-19, including its impact on our business;

•	potential liability from future litigation;

•	our expectations relating to the payment of dividends;

•	our ability to maintain appropriate internal control over financial reporting and our disclosure controls and procedures;

•

our expectations regarding the financial success of the ethylene export marine terminal at Morgan’s Point, Texas (the “Ethylene Export Terminal”) and our related 50/50 joint venture (the “Export Terminal Joint Venture”) and our expectations regarding the completion of construction and financing, and the financial success, of the capital project to expand the Ethylene Export Terminal (the “Expansion Project”);

•	our expectations regarding the financial success of our Luna Pool collaborative arrangement (as defined below) and our Navigator Greater Bay Joint Venture;

•

our expectations regarding the integration, profitability and success of the vessels and businesses acquired in the Ultragas Transaction (as defined below) and the operational and financial benefits from the combined businesses and fleet; and

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

The following table presents selected historical financial data for the years ended December 31, 2018, 2019, 2020, 2021 and 2022 which has been derived in part from our audited consolidated financial statements included elsewhere in this annual report and should be read together with and qualified in its entirety by reference to such audited consolidated financial statements. The following table should be read together with “Item 5—Operating and Financial Review and Prospects.”

	Navigator Holdings
	Year Ended December 31,
	2018	2019	2020	2021	2022
	(in thousands, except per share data, fleet data and average daily results)
Income Statement Data:
Operating revenues	$310,046	$301,385	$319,665	$352,922	$405,346
Operating revenues—Unigas Pool	—	—	—	27,004	46,345
Operating revenues—Luna Pool collaborative arrangements	—	—	12,830	26,555	22,101

Total operating revenues	$310,046	$301,385	$332,495	$406,481	$473,792
Operating expenses:
Brokerage commissions	5,142	4,938	5,095	4,802	5,900
Voyage expenses	61,634	55,310	63,372	71,953	78,674
Voyage expenses—Luna Pool collaborative arrangements	—	—	12,418	20,913	20,716
Vessel operating expenses	106,719	111,475	109,503	131,183	159,266
Depreciation and amortization	76,140	76,173	76,681	88,486	126,220
Impairment losses on vessels	—	—	—	63,581	—
Profit on sale of vessels	—	—	—	—	(4,721)
General and administrative costs	18,931	20,878	23,871	28,881	27,439
Other Income	—	—	(199)	(367)	(364)

Total operating expenses	268,566	268,774	290,741	409,432	413,130

Operating income/(loss)	$41,480	$32,611	$41,754	$(2,951)	$60,662

Foreign currency exchange gain/(loss) on senior secured bonds	2,360	969	(1,931)	2,146	6,589
Realized loss on cross currency interest rate swap	—	—	—	—	(6,270)
Unrealized (loss)/gain on non-designated derivative instruments	(5,154)	(615)	2,762	791	25,124
Loss on repayment of senior bonds	—	—	(479)	—	(1,102)
Write off of deferred financing costs	—	(403)	(155)	—	(212)
Net interest expense	(44,054)	(47,691)	(40,672)	(38,380)	(49,758)

Income/(loss) before income taxes and share of result of equity method investments	$(5,368)	$(15,129)	$1,279	$(38,394)	$35,033
Income taxes	(333)	(352)	(617)	(1,969)	(5,949)
Share of result of equity method investments	(38)	(1,126)	651	11,147	25,794

Net income/(loss)	$(5,739)	$(16,607)	$1,313	$(29,216)	$54,878
Net income attributable to non-controlling interest	—	(99)	(1,756)	(1,748)	(1,405)

Net income/(loss) attributable to stockholders of Navigator Holdings Ltd.	$(5,739)	$(16,706)	$(443)	$(30,964)	$53,473

	Navigator Holdings
	Year Ended December 31,
	2018	2019	2020	2021	2022
	(in thousands, except per share data, fleet data and average daily results)
Earnings /(loss) per share attributable to stockholders of Navigator Holdings Ltd.:
Basic	$(0.10)	$(0.30)	$(0.01)	$(0.48)	$0.69
Diluted	$(0.10)	$(0.30)	$(0.01)	$(0.48)	$0.69
Weighted average number of shares outstanding:
Basic	55,629,023	55,792,711	55,885,376	64,669,567	77,234,830
Diluted	55,629,023	55,792,711	55,885,376	64,669,567	77,558,494

	Navigator Holdings
	As of December 31,
	2018	2019	2020	2021	2022
	(in thousands, except per share data, fleet data and average daily results)
Balance Sheet Data (at end of period):
Cash, cash equivalents and restricted cash	$71,515	$66,130	$59,271	$124,223	$153,194
Total assets	1,832,751	1,874,253	1,839,408	2,157,425	2,096,738
Total liabilities	877,641	934,351	897,013	1,039,971	923,326
Total Navigator Holdings Ltd. stockholders’ equity	955,110	939,803	940,540	1,113,851	1,162,494
Cash Flows Data:
Net cash provided by operating activities	$77,517	$49,700	$44,879	$97,941	$130,308
Net cash (used in)/provided by investing activities	(42,327)	(90,409)	(16,151)	33,057	35,640
Net cash provided by/(used in) financing activities	(25,784)	35,324	(35,381)	(66,094)	(134,140)
Fleet Data:
Weighted average number of vessels(2)	38.0	38.0	38.0	40.9	43.9
Ownership days(3)	13,870	13,870	13,908	14,941	16,047
Available days(4)	13,767	13,608	13,684	14,525	15,741
Earning days(5)	12,247	11,813	11,880	12,688	14,010
Fleet utilization(6)	89.0%	86.8%	86.8%	87.4%	89.0%
Average Daily Results:
Time charter equivalent rate(7)	$20,284	$20,831	$21,573	$22,145	$23,317
Daily vessel operating expenses(8)	$7,694	$8,037	$7,873	$7,954	$8,210
Other Data:
EBITDA(1)	$114,788	$107,609	$119,283	$99,619	$236,805
Adjusted EBITDA(1)	$117,582	$107,658	$119,086	$160,263	$212,676

(1)

EBITDA and Adjusted EBITDA are not measurements prepared in accordance with U.S. GAAP (non-GAAP financial measures). EBITDA represents net income before net interest expense, income taxes and depreciation and amortization. We define Adjusted EBITDA as EBITDA before foreign currency exchange gain or loss on senior secured bonds, realized loss on cross currency interest rate swap, unrealized gain or loss on non-designated derivative instruments, loss on repayment of bonds, written off deferred financing costs and vessel impairment losses. Management believes that EBITDA and Adjusted EBITDA are useful to investors in evaluating the operating performance of the Company. EBITDA and Adjusted EBITDA do not represent and should not be considered alternatives to consolidated net income, cash generated from operations or any measure prepared in accordance with U.S. GAAP, and our calculation of EBITDA and Adjusted EBITDA may not be comparable to that reported by other companies.

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

The following table sets forth a reconciliation of EBITDA and Adjusted EBITDA to net income / (loss), our most directly comparable U.S. GAAP financial measure, for the periods presented:

	Navigator Holdings
	Year Ended December 31,
	2018	2019	2020	2021	2022
	(in thousands)
Net income/(loss)	$(5,739)	$(16,607)	$1,313	$(29,216)	$54,878
Net interest expense	44,054	47,691	40,672	38,380	49,758
Income taxes	333	352	617	1,969	5,949
Depreciation and amortization	76,140	76,173	76,681	88,486	126,220

EBITDA	$114,788	$107,609	$119,283	$99,619	$236,805
Foreign currency exchange (gain)/loss on senior secured bonds	(2,360)	(969)	1,931	(2,146)	(6,589)
Realized loss on the cross currency interest rate swap	—	—	—	—	6,270
Unrealized loss/(gain) on non-designated derivative instruments	5,154	615	(2,762)	(791)	(25,124)
Loss on repayment of bonds	—	—	479	—	1,102
Write off of deferred financing costs	—	403	155	—	212
Impairment losses on vessels	—	—	—	63,581	—

Adjusted EBITDA	$117,582	$107,658	$119,086	$160,263	$212,676

(2)

We calculate the weighted average number of vessels during a period by dividing the number of total ownership days during that period by the number of calendar days during that period. This calculation does not include our nine owned smaller vessels in the independent commercially managed Unigas Pool or the four vessels in the Luna Pool owned by Pacific Gas.

(3)

We define ownership days as the aggregate number of days in a period that each vessel in our fleet has been owned by us (excluding our nine smaller vessels in the independent commercially managed Unigas Pool). Ownership days are an indicator of the size of our fleet over a period and the potential amount of revenue that we record during a period.

(4)

We define available days as ownership days less aggregate off-hire days associated with scheduled maintenance, which includes drydockings, vessel upgrades or special or intermediate surveys. We use available days to measure the aggregate number of days in a period that our vessels should be capable of generating revenues.

(5)

We define earning days as available days less the aggregate number of days that our vessels are off-hire for any reason other than scheduled maintenance. We use earning days to measure the aggregate number of days in a period that our vessels are providing services to our customers.

(6)

We calculate fleet utilization by dividing the number of earning days during a period by the number of available days during that period. We use fleet utilization to measure our ability to efficiently find suitable employment for our vessels.

(7)

Time charter equivalent (“TCE”) rate is a measure of the average daily revenue performance of a vessel. TCE is not calculated in accordance with U.S. GAAP. For all charters, we calculate TCE by dividing total operating revenues (excluding collaborative arrangements and revenues from the Unigas Pool), less any voyage expenses (excluding collaborative arrangements), by the number of earning days for the relevant period. TCE rates exclude the effects of the collaborative arrangements, as earning days and fleet utilization, on which TCE rates are based, are calculated for our owned vessels, and not the average of all pool vessels. Under a time charter, the charterer pays substantially all of the vessel voyage related expenses, whereas for voyage charters, also known as spot market charters, we pay all voyage expenses. TCE rate is a shipping industry performance measure used primarily to compare period-to-period changes in a company’s performance despite changes in the mix of charter types (i.e., spot charters, time charters and contracts of affreightment (“COAs”)) under which the vessels may be employed between the periods. We include the average daily TCE rate, as we believe it provides additional meaningful information in conjunction with net operating revenues, because it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. Our calculation of TCE rate may not be comparable to that reported by other companies.

The following table represents a reconciliation of TCE rate to operating revenues, the most directly comparable financial measure calculated in accordance with U.S. GAAP for the periods presented:

	Year Ended December 31,
	2018	2019	2020	2021	2022
	(in thousands, except earning days and average daily time charter equivalent rate)
Fleet Data:
Operating revenues (excluding collaborative arrangements)	$310,046	$301,385	$319,665	$352,922	$405,346
Voyage expenses (excluding collaborative arrangements)	(61,634)	(55,310)	(63,372)	(71,953)	(78,674)

Operating revenues less Voyage expenses	248,412	246,075	256,293	280,969	326,672
Earning days	12,247	11,813	11,880	12,688	14,010
Average daily time charter equivalent rate	$20,284	$20,831	$21,573	$22,145	$23,317

(8)	Daily vessel operating expenses are calculated by dividing vessel operating expenses by ownership days for the relevant time period.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

•

Future growth in the demand for our services will depend on changes in supply and demand, economic growth in the world economy and demand for petrochemical and liquefied petroleum gas transportation. Adverse economic, political, or social developments or other global financial turmoil, could have a material adverse effect on world economic growth and on us.

•	We are partially dependent on voyage charters in the spot market, and any decrease in spot charter rates in the future may adversely affect our earnings.

•	We operate several of our vessels through the Luna Pool and the Unigas Pool. Failure by the Luna Pool or the Unigas Pool to find profitable employment for these vessels could adversely affect us.

•	We may be unable to charter our vessels at attractive rates.

•	A significant portion of our revenues are generated from a limited number of customers.

•	The demand for liquefied gases and the seaborne transportation of liquefied gases may not grow.

•

The expected growth in the supply of petrochemical gases, including ethane and ethylene, available for seaborne transport may not materialize, which would deprive us of the opportunity to obtain premium charters for petrochemical cargoes.

•	The market values of our vessels may decline if market conditions deteriorate. This could cause us to incur impairment charges, which could cause us to breach covenants in our debt facilities.

•	Over the long-term, we will be required to make substantial capital expenditures to preserve the operating capacity of, and to grow, our fleet.

•	We may be unable to make, or realize the expected benefits from, acquisitions and the failure to successfully implement our growth strategy through acquisitions could adversely affect us.

•

From time to time, we may selectively pursue new strategic acquisitions or ventures we believe to be complementary to our seaborne transportation services and any strategic transactions that are a departure from our historical operations could present unforeseen challenges and result in a competitive disadvantage relative to our more-established competitors.

•	We may be unable to realize the expected benefits from our investment in the Ethylene Export Terminal including the Expansion Project.

•	Conflicts between countries, such as the conflict between Russia and Ukraine could restrict or prohibit our vessels from calling at certain ports or from trading with some of our customers.

•	We operate in countries which can expose us to political, governmental and economic instability.

•

If our vessels call on ports located in countries that are subject to trade restrictions, or perform ship to ship transfers of cargoes to other vessels that may call on ports located in countries that are subject to trade restrictions our reputation and the market for our securities could be adversely affected.

•	Operating our vessels in sanctioned areas or chartering our vessels to sanctioned persons may harm us.

•	We provide in-house technical management for certain vessels in our fleet which may impose significant additional responsibilities on our management and staff.

•	A fluctuation in fuel prices may adversely affect our charter rates for time charters and our cost structure for voyage charters and COAs.

•	The required drydocking of our vessels may have a more adverse impact on revenues than anticipated.

•	Our operating costs are likely to increase in the future as our vessels age.

•

The operation of ocean going vessels entails the possibility of marine disasters including damage or destruction of the vessel due to natural disasters, accident, the loss of a vessel due to piracy or terrorism, damage or destruction of cargo and similar events that may adversely affect us.

•	The loss of or inability to operate any of our vessels would result in a loss of revenues and cash flow.

•	Adverse global economic conditions or disease outbreaks could have a material adverse effect us.

•	Due to our lack of vessel diversification, adverse developments in the seaborne liquefied gas transportation business could adversely affect our business, financial condition and operating results.

•

If in the future our business activities involve countries, entities or individuals that are subject to restrictions imposed by the U.S. or other governments, we could be subject to enforcement action and our reputation and the market for our common stock could be adversely affected.

•	Failure to comply with the U.S. Foreign Corrupt Practices Act, the UK Bribery Act and other anti-bribery laws could result in fines, criminal penalties, contract termination and adversely effect us.

•	We rely on our information systems to conduct our business, and failure to protect these systems against security breaches could disrupt our business and adversely affect our results of operations.

•	Our business is subject to laws and regulations regarding privacy and data protection.

•	Maritime claimants could arrest our vessels, which could interrupt our cash flow.

•	A shortage of qualified officers would make it more difficult to crew our vessels and increase our operating costs. If a shortage were to develop, it could impair our ability to operate.

•	Compliance with safety and other vessel requirements imposed by classification societies may be costly.

•	Delays in deliveries of newbuildings or acquired vessels, or deliveries of vessels with significant defects, could harm our operating results and lead to the termination of any related charters.

•	Our growth depends on our ability to expand relationships with existing customers and obtain new customers, for which we will face substantial competition.

•	The marine transportation industry is subject to substantial environmental and other regulations.

•	Climate change concerns and greenhouse gas regulations may adversely impact us.

•

Increased scrutiny from stakeholders and others regarding climate change, as well as our ESG practices and reporting responsibilities, could result in additional costs or risks and adversely impact our business and reputation.

•

Changes in the law and regulations relating to the use of, or a decrease in the demand for, single use plastics and increased concerns or restrictions relating to waste plastics could adversely impact us.

•	Marine transportation is inherently risky. An incident involving significant loss of product or environmental contamination by any of our vessels could adversely affect us.

•	Competition from more technologically advanced liquefied gas carriers could reduce our charter hire income and the value of our vessels.

•	Acts of piracy on any of our vessels or on ocean going vessels could adversely affect us.

•	Terrorist attacks, increased hostilities, piracy, political change or war could lead to further economic instability, increased costs and disruption of business.

•	Exposure to currency exchange rate fluctuations results in fluctuations in cash flows and in our results.

•	Our insurance may be insufficient to cover losses.

•

Restrictive covenants in our secured term loan facilities and revolving credit facilities and in our unsecured bonds and our Terminal Facility impose, and any future debt facilities may impose, restrictions on us.

•	The secured term loan facilities and the Terminal Facility are reducing facilities. The required repayments under the secured term loan facilities and the Terminal Facility may adversely affect us.

•	Our consolidated variable interest entity may enter into different financing arrangements.

•	Interest rate increases affect the interest rates under our credit facilities, which adversely affects our operating results.

•

The derivative contracts we have or may enter into to hedge our exposure to fluctuations in interest rates could result in higher interest rates and reductions in our shareholders’ equity, as well as charges against our income.

•	Our business depends upon certain key employees.

•	We are a holding company, and we depend on the ability of our subsidiaries to distribute funds to us.

•	We may issue additional equity securities without your approval, which would dilute your ownership.

•	Future sales of our common stock could cause the market price of our common stock to decline.

•

BW Group and Ultranav, collectively, own an aggregate of approximately 57.3% of our common stock. Each may exert considerable influence on, and together they could control, actions requiring a shareholder vote, and they could acquire additional shares of our common stock, further reducing liquidity in the market.

•	We currently do not pay dividends on our common stock.

•	The obligations of with being a public company requires resources and management attention.

•

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud, and shareholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our common stock.

•	We may lose our foreign private issuer status in the future, which could result in additional costs.

•	Our operations may be subject to economic substance requirements.

•	We are formed in the Marshall Islands, which does not have a well-developed body of corporate law.

•	Because we are a Marshall Islands corporation, it may be difficult to serve us with legal process or enforce judgments against us, our directors or our management.

•	Provisions of our articles of incorporation and bylaws may have anti-takeover effects.

•	We may be subject to additional taxes, which could adversely impact us.

•	U.S. tax authorities could treat us as a “passive foreign investment company,” which could have adverse U.S. federal income tax consequences to U.S. shareholders.

•	We may have to pay tax on U.S. source income with respect to the operation of our vessels, and business conducted within the United States, which would reduce our cash flow.

In addition, risks not presently known to us or risks that we currently deem immaterial could materially and adversely affect our business, financial condition, results of operations and the trading price of our common shares.

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

The charter rates we receive will be dependent upon, among other things:

•	changes in the supply of vessel capacity for the seaborne transportation of liquefied gases, which is influenced by the following factors:

•	the number of newbuilding deliveries and the ability of shipyards to deliver newbuildings by contracted delivery dates and capacity levels of shipyards;

•	the scrapping rate of older vessels;

•	the number of vessels that are out of service, as a result of vessel casualties, repairs and drydockings;

•	changes in environmental and other regulations that may limit the useful lives of vessels; and

•	changes in liquefied gas carrier prices.

•	changes in the level of demand for seaborne transportation of liquefied gases, which is influenced by the following factors:

•	changes to the arbitrage of such liquefied gases in different countries, regions or continents;

•	the level of production of liquefied gases in net export regions;

•	the level of demand for liquefied gases in net import regions such as Asia, Europe, Latin America and India;

•	the level of internal demand for petrochemicals to supply integrated petrochemical facilities in net export regions;

•	a reduction in global demand for petrochemicals due to ecological or environmental concerns about the use of single use plastics and waste plastics;

•	a reduction in global or general industrial activity specifically in the plastics and chemical industry;

•	changes in the cost of petroleum and natural gas from which liquefied gases are derived;

•	prevailing global and regional economic conditions;

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

We currently own and operate a fleet of 56 vessels, some of which are employed in the spot market, exposing us to fluctuations in spot market charter rates.

Although spot chartering is common in our industry the spot market may fluctuate significantly over short periods of time. The successful operation of our vessels in the competitive spot market depends upon, among other things, obtaining profitable spot charters and minimizing, to the extent possible, time spent waiting for charters and time spent traveling in ballast and picking up cargoes. If future spot charter rates decline, we may be unable to operate our vessels trading in the spot market profitably or meet our obligations, including payments on indebtedness. Furthermore, as charter rates for spot charters are fixed for a single voyage or multiple voyages which may last up to several weeks or months, during periods in which spot charter rates are rising, we will generally experience delays in realizing the benefits from such increases.

We operate several of our vessels through the Luna Pool and the Unigas Pool. Failure by the Luna Pool and Unigas Pool to find profitable employment for these vessels could adversely affect our operations.

The Luna Pool (the “Luna Pool”), collaborative arrangements derive revenue from time charters, voyage charters and COAs from the vessels in the pool and from which we share in the pool net revenues generated by the other participant’s vessels in the pool as well as the other participant sharing in the pool net revenues generated by our participating vessels. The Luna Pool, which comprises fourteen ethylene vessels and focuses on the transportation of ethylene and ethane. Our wholly-owned subsidiary, NGT Services (UK) Limited, is the commercial and accounting manager of the Luna Pool. If the Luna Pool is not able to find profitable employment or re-deploy our or any of the other pool participants’ vessels, we will receive reduced or no revenues from the Luna Pool. A sustained decline in charter or spot rates or a failure by the Luna Pool to successfully charter participating vessels could have a material adverse effect on our results of operations and our ability to meet our financing obligations.

Nine of our vessels are commercially managed by the Unigas Pool (the “Unigas Pool”). The Unigas Pool is an independently managed pool that has operated since 1969. Revenue is generated from time charters, voyage charters and COAs from the vessels in the pool and is allocated to the pool participants in accordance with agreed pool points. A sustained decline in charter or spot rates or a loss of COA’s by the Unigas Pool could have a material adverse effect on our results of operations and our ability to meet our financing obligations.

We may be unable to charter our vessels at attractive rates, which would have an adverse impact on our business, financial condition and operating results.

Payments under our charters represent a substantial majority of our operating cash flow. Our time charters expire on a regular basis. If demand for liquefied gas carriers has declined at the time that our charters expire, we may not be able to charter our vessels at favorable rates or at all. If more vessels are added to the overall fleet through newbuilding programs, charter rates may reduce. In addition, while longer-term charters would become more attractive to us at a time when charter rates are declining, our customers may not want to enter into longer-term charters in such an environment. As a result, if our charters expire at a time when charter rates are declining, we may have to accept charters with lower rates or shorter terms than would be desirable. Furthermore, we may be unable to charter our vessels immediately after the expiration of their charters resulting in periods of non-utilization for our vessels. Our inability to charter our vessels at favorable rates or terms or at all would adversely impact our business, financial condition and operating results.

A significant portion of our revenues are generated from a limited number of customers.

We have derived, and believe that we will continue to derive, a significant portion of our revenues from a limited number of customers. Our customers include major oil and gas companies, chemical companies, energy trading companies, state owned oil companies and various other entities that depend upon marine transportation. Our top three customers accounted for between 8% and 10% each, and in aggregate, 26.5% of our total operating revenues during the year ended December 31, 2022, equivalent to $108.4 million of our total revenue. During the year ended December 31, 2021, two of our customers accounted for 10% or more, and in aggregate, 20.7% of our total operating revenues, equivalent to $73.2 million of our total revenue. The loss of any significant customer or a substantial decline in the amount of services requested by a significant customer, or the inability of a significant customer to pay for our services, could have a material adverse effect on our business, financial condition and results of operations.

If the demand for liquefied gases and the seaborne transportation of liquefied gases does not grow, our business, financial condition and operating results could be adversely affected.

Our growth depends on continued growth in the world and regional demand for liquefied gases and the seaborne transportation of liquefied gases, each of which could be adversely affected by a number of factors, such as:

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

Charter rates for petrochemical gas cargoes, can be higher than those for other liquefied gases, with charter rates for ethylene and ethane historically commanding a premium, due to a smaller global fleet of ethylene or ethane capable vessels. While we believe that growth in production at petrochemical production facilities and regional supply and pricing arbitrage will create opportunities for us to transport petrochemical gas cargoes, including ethane and ethylene, factors that are beyond our control may cause the supply of petrochemical gases available for seaborne transport to remain constant or even decline. If the supply of petrochemical gases available for seaborne transport does not increase, we will not have the opportunity to obtain the increased charter rates associated with petrochemical gas cargoes, including ethane and ethylene, and our expectations regarding the growth of our business may not be met.

The market values of our vessels may decline if market conditions deteriorate. This could cause us to incur impairment charges, which could cause us to breach covenants in our debt facilities.

The market value of liquefied gas carriers fluctuates. The market values of our vessels may be subject to a potential significant decline depending on a number of factors including, among other things: energy and environmental efficiency of our vessels, general economic and market conditions affecting the shipping industry, prevailing charter rates, competition from other shipping companies, other modes of transportation, other types, sizes and age of vessels, shipyard capacity and the cost of newbuildings and applicable governmental regulations.

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

We review our vessels for impairment when events or circumstances indicate the carrying amount of the vessel may not be recoverable. When such indicators are present, a vessel is tested for recoverability and we recognize an impairment loss if the sum of the expected future cash flows (undiscounted and excluding interest charges that will be recognized as an expense when incurred) expected to be generated by the vessel over its estimated remaining useful life is less than its carrying value. If we determine that a vessel’s undiscounted cash flows are less than its carrying value, we record an impairment loss equal to the amount by which its carrying amount exceeds its fair value. We cannot assure you that we will not recognize impairment losses on our vessels in the future.

Furthermore, our loan agreements have covenants relating to asset values, whereby if vessel values were to reduce to below those set out in the covenants, a breach would occur and could cause the loan amounts to be immediately repayable. This could have a material adverse effect on our business, financial condition and operating results.

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

Any existing vessel or newbuilding we acquire may not be profitable at or after the time of acquisition or delivery and may not generate cash flow sufficient to cover the cost of acquisition. Market conditions at the time of delivery of any newbuildings may be such that charter rates are not favorable and the revenue generated by such vessels is not sufficient to provide satisfactory returns relative to their purchase prices.

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

We may pursue strategic acquisitions or investment opportunities we believe to be complementary to our core business of owning and operating handysize liquefied gas carriers and the transportation of LPG, petrochemical gases and ammonia. For example, in November 2022, we announced our participation in the Expansion Project to provide additional ethylene refrigeration capacity for our Ethylene Export Terminal Such ventures may include, but are not limited to, operating liquefied gas carriers in different size categories, expanding the types of cargo we carry and/or ventures or facilities involved in the export, distribution, mixing and/or storage of liquefied gas cargoes. While we have general knowledge and experience in the seaborne transportation services industry, we currently have limited operating history outside of the ownership and operation of liquified gas carriers and the transportation of petrochemicals, LPG and ammonia.

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

We may be unable to realize the expected benefits from our investment in the Ethylene Export Terminal, including the Expansion Project.

There are a number of factors that could impact our ability to benefit from the Ethylene Export Terminal in the U.S. Gulf, including the Expansion Project, on a timely basis or at all, or at the level we anticipate, including, among others, the following:

•	the ability to receive on a timely basis regulatory approval to construct or operate the Expansion Project;

•	availability of funding for our investment in the Expansion Project;

•	any inability of the Ethylene Export Terminal to operate due to operational issues;

•	any inability of the Ethylene Export Terminal to operate due to adverse weather conditions or due to damage as a result of storms, flooding or other adverse weather events; and

•	any inability of the Ethylene Export Terminal to operate due to adverse weather conditions or due to damage as a result of storms, flooding or other adverse weather events; and

•	any existing customers not renewing their contracts at the end of their existing terms, or any inability of the Ethylene Export Terminal to otherwise maintain fully committed throughput.

In addition, our 50/50 joint venture partner in the Export Terminal Joint Venture is the sole managing member of the Export Terminal Joint Venture and is also the operator of the related Ethylene Export Terminal. The success of the 50/50 owned Export Terminal Joint Venture and the Ethylene Export Terminal is dependent on the successful management and operation thereof by the managing member and operator. Further, the managing member’s and operator’s interests may not be entirely aligned with our interests.

Conflicts between countries, such as the conflict between Russia and Ukraine could restrict or prohibit our vessels from calling at certain ports or from trading with some of our customers which could adversely affect our business, financial condition and operating results.

In February 2022, Russia invaded Ukraine, which may lead to wider regional and international conflicts. It is possible that such conflict could disrupt supply chains and cause instability in the global economy. Additionally, the ongoing conflict has resulted in the imposition of economic sanctions by, among others, the United States and the European Union against Russia and could result in the imposition of further sanctions. While much uncertainty remains regarding the global impact of the invasion, it is possible that such tensions could adversely affect our business, financial condition, results of operations and cash flows.

Two of our vessels, Navigator Leo and Navigator Libra are on ten year time charters to a Russian counterparty and these charters are scheduled to expire in December 2023. These time charters cannot be terminated earlier without the consent of both parties, unless the counterparty was to become a sanctioned entity or our dealings with that counterparty were to be otherwise prohibited by sanctions, which would render the charters void. The counterparty remains unsanctioned.

In addition, there could be restrictions or imposed prohibitions on our vessels from calling at certain ports, such as ports in the Black Sea where it is currently unsafe to enter due to Russian naval activity.

We continue to employ both Russian and Ukrainian officers on board our vessels, albeit a reduced number since prior to the Ukrainian conflict. Although we have only experienced solidarity among our officers onboard our vessels and we have not experienced any operational issues with such officers, we will continue to monitor this situation, as there may be governmental restrictions, logistical challenges or an inability to employ either or both nationalities in the future, which if unavailable in the future, could impair our ability to operate and increase the cost of crewing our vessels and, thus, could materially adversely affect our business, financial condition and operating results.

We operate in countries which can expose us to political, governmental and economic instability, which could adversely affect our business, financial condition and operating results.

Our operations are conducted in many jurisdictions outside of the United States, and may be affected by economic, political and governmental conditions in the countries where we engage in business or where our vessels are registered. Any disruption caused by these conditions could adversely affect our business, financial condition, and operating results. We derive some of our revenues from transporting gas cargoes from, to and within politically unstable regions. Conflicts in these regions have included attacks on ships and other efforts to disrupt shipping. In addition, vessels operating in some of these regions have been subject to piracy. Hostilities or other political instability in regions where we operate or may operate could have a material adverse effect on our business, financial condition, and operating results. The Russian invasion of Ukraine, in addition to sanctions announced by the United States and several European countries against Russia and any forthcoming sanctions, may also adversely impact our business. In addition, tariffs, trade embargoes and other economic sanctions by the United States or other countries against countries where we engage in business may limit, restrict or prohibit our trading activities with those countries, which could also harm our business. Finally, a government could requisition one or more of our vessels, which is most likely during a war or national emergency. Any such requisition would cause a loss of the vessel and would harm our business, financial condition and operating results.

If our vessels call on ports located in countries that are subject to restrictions imposed by the U.S. government, or perform ship to ship transfers of cargoes to other vessels that may call on ports located in countries that are subject to restrictions imposed by the U.S. government, our reputation and the market for our securities could be adversely affected.

Although no vessels owned or operated by us have called on ports located in countries/regions subject to comprehensive sanctions and embargoes imposed by the U.S. government and other authorities, such as Cuba, Iran, North Korea, Syria, and the Crimea, Donetsk and Luhansk regions of Ukraine, in the future our vessels may call on ports in these countries/regions from time to time on charterers’ instructions in violation of contractual provisions that prohibit them from doing so. In addition, our vessels do not knowingly engage in ship to ship transfers of LPG or petrochemical cargoes which may ultimately be discharged in sanctioned areas or to sanctioned individuals. Sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time.

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

Our vessels engage in hundreds of regular ship to ship transfers of LPG or petrochemical cargoes annually and these cargoes may ultimately be discharged in sanctioned areas or to sanctioned individuals without our knowledge. For example, three of our vessels were named in a 2019 U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”) Advisory to the Maritime Petroleum Shipping Community as ships that had engaged in such ship to ship transfers of cargoes in 2017 that may have ultimately been destined for Syria.

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

We currently provide in-house technical management for 36 of the 56 vessels in our fleet. Providing in-house technical management for any vessel in our fleet may impose significant additional responsibilities on our management and staff.

The cost of providing in-house technical management for those vessels may be higher than if they were managed by third party technical managers, as we may not have the benefits of economics of scale with only 36 vessels under in-house technical management, compared to third party managers who may have hundreds of vessels under their management.

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

Bunker fuel is a significant expense for our vessels employed in the spot market and can have a significant impact on our earnings. We have installed scrubbers on only four of our vessels, which removes sulfur oxides from exhaust gases, enabling the consumption of cheaper high sulfur bunker fuel. As bunker prices increase, our customers may be less willing to enter into time charters under which they bear the full risk of bunker fuel price increases or may shorten the periods for which they are willing to make such commitments. Under voyage charters and COAs, we bear the cost of bunker fuel used to power our vessels which could reduce our profitability and adversely affect our results of operations.

The required drydocking of our vessels could have a more significant adverse impact on our revenues than we anticipate, which would adversely affect our business, financial condition and operating results.

Our vessels require drydocking every five years until the age of 15 years and every two and a half years thereafter. The drydocking of our vessels requires significant capital expenditures and results in loss of revenue while our vessels are off-hire. Any significant increase in the number of days of off-hire due to such drydocking or in the costs of any repairs could have a material adverse effect on our financial condition. Although we attempt to limit the number of vessels that will be out of service at any given time, this may not always be possible due to the number of vessels in our fleet, as we may underestimate the time required to drydock our vessels, or unanticipated problems may arise during drydocking. Currently, six of our vessels are over the age of 15 years and will therefore require more regular drydocking.

Our operating costs are likely to increase in the future as our vessels age, which would adversely affect our business, financial condition and operating results.

In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. As our vessels age, we will incur increased costs. Older vessels are typically less fuel-efficient and more costly to maintain than newer vessels due to improvements in engine technology. If equipment on board becomes obsolete and it is not cost effective to repair it, such equipment would have to be replaced. Governmental regulations, including energy and environmental efficiencies, safety, or other equipment standards related to the age of vessels may also require expenditures for alterations, or the addition of new equipment, to our vessels to comply. These laws or regulations may also restrict the type of activities in which our vessels may engage or limit their operation in certain geographic regions. We cannot assure you that, as our vessels age, market conditions will justify those expenditures or enable us to operate our vessels as profitably as our younger vessels during the remainder of their expected useful lives.

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

Any of these circumstances or events could substantially increase our costs. For example, the costs of replacing a vessel or cleaning up a spill could substantially lower our revenues by taking vessels out of operation for long periods of time. The involvement of our vessels in a disaster or delays in delivery or loss of cargo may harm our reputation as a safe and reliable vessel operator and cause us to lose business.

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

Adverse global economic conditions may negatively impact our business, financial condition, results of operations and cash flows in ways that we cannot predict. Adverse economic conditions may lead to a decline in our customers’ operations or ability to pay for our services, which could result in decreased demand for our vessels. There has historically been a strong link between the development of the world economy and the demand for energy, including liquefied gases. Global financial markets and economic conditions have been volatile in recent years and remain subject to significant vulnerabilities, including trade wars between the U.S. and China or others, the effects of volatile energy prices and continuing turmoil and hostilities in Russia, Ukraine, the Middle East, the Korean Peninsula, North Africa and other geographic areas. An extended period of adverse development in global economic conditions or a tightening of the credit markets could reduce the overall demand for liquefied gases and have a negative impact on our customers. These potential developments, or market perceptions concerning these and related issues, could affect our business, financial condition and operating results.

Furthermore, a future economic slowdown could have an impact on our customers and/or suppliers including, among other things, causing them to fail to meet their obligations to us. Similarly, a future economic slowdown could affect lenders participating in our secured term loan and revolving credit facilities, making them unable to fulfill their commitments and obligations to us. Any reductions in activity owing to such conditions or failure by our customers, suppliers, or lenders to meet their contractual obligations to us could adversely affect our business, financial condition and operating results.

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

The tightening of U.S. sanctions in recent years has affected non-U.S. companies. In particular, sanctions against Iran have been significantly expanded. In 2012 the U.S. signed into law the Iran Threat Reduction and Syria Human Rights Act of 2012 (“TRA”), which placed further restrictions on the ability of non-U.S. companies to do business or trade with Iran and Syria. A major provision in the TRA is that issuers of securities must disclose to the U.S. Securities and Exchange Commission, or the “SEC,” in their annual and quarterly reports if the issuer or “any affiliate” has “knowingly” engaged in certain activities involving Iran during the timeframe covered by the report. This disclosure obligation is broad in scope in that it requires the reporting of activity that would not be considered a violation of U.S. sanctions as well as violative conduct and is not subject to a materiality threshold. The SEC publishes these disclosures on its website and the President of the United States must initiate an investigation in response to all disclosures.

In addition to the sanctions against Iran, the U.S. also maintains sanctions that target other countries, entities and individuals. Although non-U.S. persons generally are not subject to these sanctions, they can be held liable if they engage in transactions completed in part in the United States or by U.S. persons (for example, by wiring an international payment that clears through a U.S. financial institution). In addition, the U.S. maintains certain indirect, or secondary, sanctions that provide authority for the imposition of U.S. sanctions on non-U.S. persons that engage in certain sanctionable conduct that need to be considered by non-U.S. companies. It should also be noted that other governments have implemented versions of U.S. sanctions. We believe that we are in compliance with all applicable sanctions and embargo laws and regulations imposed by the U.S., the United Nations and European Union countries and intend to maintain such compliance. However, there can be no assurance that we will comply in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Violations of U.S. sanctions via transactions with a U.S. jurisdictional nexus can result in substantial civil or criminal penalties. A range of sanctions may be imposed on non-U.S. companies that engage in sanctionable activities within the scope of U.S. secondary sanctions, up to and including the blocking of any property subject to U.S. jurisdiction in which the sanctioned company has an interest, which effectively results in a prohibition on transactions or dealings involving securities of the sanctioned company or the sanctioned company losing access to the U.S. financial system.

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

We operate in several countries throughout the world, including countries known to have a reputation for corruption. We are committed to doing business in accordance with applicable anti-corruption laws and have adopted a code of business conduct and ethics. We are subject, however, to the risk that we, our affiliated entities or our or their respective officers, directors, employees and agents may take actions determined to be in violation of anti-corruption laws, including the U.S. Foreign Corrupt Practices Act of 1977 and the Bribery Act 2010 of the Parliament of the United Kingdom. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties, curtailment of operations in certain jurisdictions, and might adversely affect our business, operating results or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and could consume significant time and attention of our senior management.

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

The Russian invasion of Ukraine has been accompanied by cyber-attacks against the Ukrainian government and other countries in the region. It is possible that these attacks could have collateral effects on additional critical infrastructure and financial institutions globally, which could adversely affect our operations. Further, we or our customers or suppliers may be subject to retaliatory cyberattacks perpetrated by Russia or others at its direction in response to economic sanctions and other actions taken against Russia as a result of its invasion of Ukraine. It is difficult to assess the likelihood of such threat and any potential impact, but it could adversely affect our business, and financial condition.

Our business is subject to complex and evolving laws and regulations regarding privacy and data protection (“data protection laws”).

The regulatory environment surrounding data privacy and protection is constantly evolving and can be subject to significant change. Laws and regulations governing data privacy and the unauthorized collection, processing or disclosure of personal information, including the European Union General Data Protection Regulation and a growing number of U.S. state laws and regulations such as the California Consumer Privacy Act, pose increasingly complex compliance challenges and potentially elevate our costs. Any failure, or perceived failure, by us to comply with applicable data protection laws could result in proceedings or actions against us by governmental entities or others, subject us to significant fines, penalties, judgments and negative publicity, require us to change our business practices, increase the costs and complexity of compliance, and adversely affect our business. As noted above, we are also subject to the possibility of cyber-attacks, which themselves may result in a violation of these laws.

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

Our liquefied gas carriers require technically skilled officers with specialized training. As the global liquefied gas carrier fleet and the liquefied natural gas, or “LNG,” carrier fleet grows, the demand for such technically skilled officers increases and could lead to a shortage of such personnel. If we or our crewing managers were to be unable to employ such technically skilled officers, including as a result of the invasion of Ukraine by Russia and government responses thereto, we or they would not be able to adequately staff our vessels and effectively train crews. The development of a deficit in the supply of technically skilled officers or an inability of us or our crewing managers to attract and retain such qualified officers could impair our ability to operate and increase the cost of crewing our vessels and, thus, materially adversely affect our business, financial condition and operating results. Please read “Item 4—Information on the Company—Business Overview—Crewing.”

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

As part of the certification process, a vessel must undergo annual surveys, intermediate surveys and special surveys. A vessel’s machinery is subject to a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. All of the vessels in our existing fleet operate a planned maintenance system, or “PMS,” and as such the classification society attends on-board once every year to survey on-board equipment, ensuring all equipment subject to survey, is surveyed once in every five year period. Each of the vessels in our fleet must conduct an underwater hull survey two times every five years. One survey must be completed while dry docked and the other may be an in-water survey in lieu of a dry dock. The in-water survey must be performed by an approved diving company in the presence of a surveyor from the classification society. Vessels older than 15 years old must dry dock at each hull survey.

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

Although we currently have no vessels on order or under construction, we may purchase or order additional vessels from time to time. The delivery of these vessels could be delayed, not completed or cancelled, which would delay or eliminate our expected receipt of revenues from the employment of these vessels. The delivery of any acquired vessel or newbuilding with substantial defects could have similar consequences.

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

The process of obtaining new charters is highly competitive, generally involves an intensive screening process and competitive bids, and often extends for several months or even years. Contracts are awarded based upon a variety of factors, including:

•	the shipowner’s industry relationships, experience and reputation for customer service, quality operations and safety record;

•	the competitiveness of the bid in terms of the vessel’s overall economics;

•	the quality, experience and technical capability of the crew;

•	the age, type, capability and versatility of our vessels; and

•	the shipowner’s willingness to accept operational risks pursuant to the charter, such as allowing termination of the charter for force majeure events.

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

Our operations are affected by extensive and changing environmental protection laws and other regulations and international treaties and conventions, including those relating to equipping and operating vessels and vessel safety. These regulations include the U.S. Oil Pollution Act of 1990, or “OPA 90,” the U.S. Clean Water Act, the U.S. Maritime Transportation Security Act of 2002 and regulations of the International Maritime Organization (“IMO”), including the International Convention on Civil Liability for Oil Pollution Damage of 1969, as from time to time amended and generally referred to as the CLC, the IMO International Convention for the Prevention of Pollution from Ships of 1975, as from time to time amended and generally referred to as MARPOL, the International Convention for the Prevention of Marine Pollution of 1973, the IMO International Convention for the Safety of Life at Sea of 1974, as from time to time amended and generally referred to as SOLAS, the IMO International Convention on Load Lines of 1966, as from time to time amended, the International Management Code for the Safe Operation of Ships and for Pollution Prevention, or the “ISM Code,” the International Convention on Civil Liability for Bunker Oil Pollution Damage, generally referred to as the Bunker Convention, and the European Union 2015 Regulation on the monitoring, reporting, and verification of carbon dioxide emissions from maritime transport. We have incurred, and expect to continue to incur, substantial expenses in complying with these laws and regulations, including expenses for vessel modifications and changes in operating procedures. Additional laws and regulations may be adopted that could limit our ability to do business or further increase costs, which could harm our business. In addition, failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of operations.

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

Over the past several years, changing weather patterns and climatic conditions have added to the unpredictability and frequency of natural disasters in certain parts of the world, including regions in which we operate or intend to operate, and have created additional uncertainty as to future weather trends. Our Ethylene Export Terminal is situated in Houston, Texas, along the northern coast of the Gulf of Mexico. Climate change is expected to have adverse physical impacts on this geographical region and necessary mitigation would therefore be required. There are a range of climatic events that could cause a significant impact on our Ethylene Export Terminal. For example, rising sea levels induced by thermal expansion and the continued melting of polar ice caps may halt operations in the long-term in the event of coastal erosion or severe local flooding. Extreme weather events, such as the hurricanes witnessed in 2020 and the ‘Texas freeze’ of February 2021 could become more frequent and/or of higher intensity. While there is a marginal degree of predictability, the dynamic and fast-moving nature of climate change will continue to present a significant operational and financial risk over the short- and long term as more frequent disasters mean less time to prepare for each one. Further, we cannot predict whether or to what extent damage that may be caused by natural events, such as hurricanes, monsoons and other severe or catastrophic storms, will cause damage to our vessels and disruption to our operations and cause other adverse financial and operational impacts, including impacts on our customers. In particular, if one of the regions in which our vessels are operating is impacted by such a natural catastrophe in the future, it could have a material adverse effect on our business.

Increased scrutiny from stakeholders and others regarding climate change, as well as our ESG practices and reporting responsibilities, could result in additional costs or risks and adversely impact our business and reputation.

Companies across all industries have been subject to increasing scrutiny relating to their Environmental, Social and Governance (“ESG”) policies. The investment community, including investment advisors and certain sovereign wealth, pension and endowment funds are increasingly focused on ESG practices and in recent years have placed growing importance on the implications and social cost of their investments.

In February 2021, the Acting Chair of the SEC issued a statement directing the Division of Corporation Finance to enhance its focus on climate-related disclosure in public company filings and in March 2021 the SEC announced the creation of a Climate and ESG Task Force in the Division of Enforcement (the “Task Force”). The Task Force’s goal is to develop initiatives to proactively identify ESG-related misconduct consistent with increased investor reliance on climate and ESG-related disclosure and investment. To implement the Task Force’s purpose, the SEC has taken several enforcement actions, with the first enforcement action taking place in May 2022, and promulgated new rules. On March 21, 2022, the SEC proposed that all public companies are to include extensive climate-related information in their SEC filings. On May 25, 2022, SEC proposed a second set of rules aiming to curb the practice of “greenwashing” (i.e., making false or misleading claims about one’s ESG efforts) and would add proposed amendments to rules and reporting forms that apply to registered investment companies and advisers, advisers exempt from registration, and business development companies.

The IMO’s Marine Environment Protection Committee (“MEPC”) introduced draft amendments to Annex VI which impose new regulations to reduce greenhouse gas emissions from ships. These amendments introduce requirements to assess and measure the energy efficiency of all ships and set the required attainment values, with the goal of reducing the carbon intensity of international shipping. To achieve a 40% reduction in carbon emissions by 2023 compared to 2008, shipping companies are required to include: (i) a technical requirement to reduce carbon intensity based on a new Energy Efficiency Existing Ship Index (“EEXI”), and (ii) operational carbon intensity reduction requirements, based on a new operational carbon intensity indicator (“CII”). The EEXI is required to be calculated for ships of 400 gross tonnage and above. The IMO and MEPC will calculated “required” EEXI levels based on the vessel’s technical design, such as vessel type, date of creation, size and baseline. Additionally, an “attained” EEXI will be calculated to determine the actual energy efficiency of the vessel. A vessel’s attained EEXI must be less than the vessel’s required EEXI. Non-compliant vessels will have to upgrade their engine to continue to travel. With respect to the CII, the draft amendments would require ships of 5,000 gross tonnage to document and verify their actual annual operational CII achieved against a determined required annual operational CII. The vessel’s attained CII must be lower than its required CII. Vessels that continually receive subpar CII ratings will be required to submit corrective action plans to ensure compliance. MEPC also adopted amendments to MARPOL Annex VI, Appendix IX to include the attained and required CII values, the CII rating and attained EEXI for existing ships in the required information to be submitted to the IMO Ship Fuel Oil Consumption Database. The amendments will enter into force on May 1, 2024.

Additionally, MEPC proposed draft amendments requiring that, on or before January 1, 2023, all ships above 400 gross tonnage must have an approved Ship Energy Efficiency Plan (“SEEMP”) on board. For ships above 5,000 gross tonnage, the SEEMP would need to include certain mandatory content. MEPC also approved draft amendments to MARPOL Annex I to prohibit the use and carriage for use as fuel of heavy fuel oil by ships in Arctic waters on and after July 1, 2024. The draft amendments introduced at MEPC were adopted at the MEPC session held on June 2021, entered into force on November 1, 2022 and became effective on January 1, 2023.

The increased focus and activism related to ESG and similar matters may hinder access to capital, as investors and lenders may decide to reallocate capital or not to commit capital as a result of their assessment of a company’s ESG practices. Companies that do not adapt to or comply with investor, lender or other industry shareholder expectations and standards, which are evolving, or which are perceived to have not responded appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, may suffer from reputational damage and the business, financial condition or share price of such a company could be materially and adversely affected. Further, in recent years some in the investment community have promoted the divestment of fossil fuel equities and pressured lenders to cease or limit funding to companies engaged in the fossil fuel industry. Such initiatives aimed at limiting climate change and decarbonization could ultimately interfere with our business activities and operations and our access to capital. In addition to such initiatives, ESG matters more generally have been the subject of increased focus by investors, investment funds and other market and industry participants, as well as certain regulators, including in the U.S. and the EU.

We align our corporate social responsibility (CSR) activities around certain of the Sustainable Developments Goals (SDGs) established by the United Nations. The SDGs cover a range of issues ranging from fulfilling basic human needs by eliminating poverty and hunger to responsible procurement and climate action. We publish an annual CSR Report. Our disclosures on ESG matters, a failure to meet goals we establish or evolving stakeholder expectations for ESG practices and reporting may potentially harm our reputation and impact access to capital, customer or investor relationships, and employee retention. For example, some investors may use third-party benchmarks or scores to measure a company’s ESG practices in making investment decisions and customers and suppliers may evaluate our ESG practices or require that we adopt certain ESG policies as a condition of awarding contracts. As ESG best-practices and reporting standards continue to develop, our costs related to ESG monitoring and reporting and complying with ESG initiatives may increase. In addition, it may be difficult or expensive for us to comply with any ESG-linked contracting policies adopted by customers and suppliers. Increased scrutiny from stakeholders and others regarding our ESG practices and reporting responsibilities could result in additional costs or risks and adversely impact our business and reputation.

In addition, commitments made by us, or our customers, to reduce emissions, or decarbonize, may require us to upgrade or retrofit our vessels. As a result, we may be required to take our vessels out of service for extended periods of time, with corresponding losses of revenues. Market conditions may not justify these expenditures or enable us to operate our vessels profitably.

Changes in the law and regulations relating to the use of, or a decrease in the demand for, single use plastics and increased concerns or restrictions relating to waste plastics could adversely impact our business.

There is growing public concern surrounding the accumulation of plastics in the environment and, as a result, concerning the use of single use plastics more generally. Plastics are derived or manufactured largely from the petrochemical gases that we transport. The growing public concern could reduce consumer demand for plastic products and result in laws and regulations restricting the use of plastics, which could limit or reduce the demand and need for petrochemical gases to be transported and could have a significant adverse impact on our business, financial condition, and operating results.

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

The operation of an ocean-going vessel carries inherent risks. Our vessels and their cargoes and the LPG and petrochemical production and terminal facilities that we service are at risk of being damaged or lost because of events such as:

•	marine disasters;

•	severe weather such as storms, flooding, and hurricanes;

•	business interruption caused by mechanical failures;

•	grounding, capsizing, fire, explosions, and collisions;

•	war, terrorism, piracy, cyber-attack; and

•	human error.

An accident involving any of our vessels could result in any of the following:

•	death or injury to persons, loss of property, or damage to the environment and natural resources;

•	higher than anticipated expenses, liabilities, or costs to recover any spilled cargo and to restore the ecosystem where the spill occurred;

•	governmental fines, penalties, or restrictions on conducting business;

•	higher insurance rates;

•	loss of revenues; and

•	damage to our reputation and customer relationships generally.

Any of these results could have a material adverse effect on our business, financial condition, and operating results.

Competition from more technologically advanced liquefied gas carriers could reduce our charter hire income and the value of our vessels.

The charter rates and the value and operational life of a vessel are determined by several factors including the vessel’s efficiency, operational flexibility and physical life. Efficiency includes fuel consumption, speed and the ability to be loaded and discharged quickly. Flexibility includes the ability to enter ports, utilize related docking facilities and pass through canals and straits. The length of a vessel’s physical life is related to the original design and construction, maintenance and the impact of the stress of operations. If new liquefied gas carriers are built that are more energy and environmentally efficient or use alternative fuels for propulsion and, as a result, have greater speed, consume less fuel, thereby having lower greenhouse gas emissions, or more flexible or have longer physical lives than our vessels, competition from these more technologically advanced liquefied gas carriers could adversely affect demand for our vessels, the charter rates we receive for our vessels once their current charters are terminated and the resale value of our vessels. As a result, our business, financial condition and operating results could be adversely affected.

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

Terrorist attacks may adversely affect our business, operating results, financial condition, ability to raise capital and future growth. The continuing hostilities in Ukraine, the Middle East and elsewhere may spread and lead to additional armed conflicts or to further acts of terrorism and civil disturbance in the United States or elsewhere, which may contribute further to economic instability and disruption of production and distribution of LPG, petrochemical gases and ammonia, which could result in reduced demand for our services.

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

Substantially all of our cash receipts are in U.S. Dollars, although some are in Indonesian Rupiah. Certain disbursements, including some vessel operating expenses and general and administrative expenses, are in the foreign currencies invoiced by the supplier, principally the Euro, the Danish Kroner and the British Pound Sterling. We remit funds in the various currencies invoiced. We convert the non-U.S. Dollar invoices received and their subsequent payments into U.S. Dollars when the transactions occur. This mismatch between receipts and payments may result in fluctuations if the value of the U.S. Dollar changes relative to such other currencies.

Our insurance may be insufficient to cover losses that may occur to our vessels or result from our operations.

We carry insurance to protect us against most of the accident-related risks involved in the conduct of our business, including marine hull and machinery insurance, protection and indemnity insurance, which includes pollution risks, crew insurance and war risk insurance. We may not be able to adequately insure against all risks, and any particular claim may not be paid by insurance. None of our vessels are insured against loss of revenues resulting from vessel off-hire time. In addition, as a member of protection and indemnity associations, we may be required to make additional payments over and above budgeted premiums if members’ claims exceed association reserves.

We may be unable to procure adequate insurance coverage at commercially reasonable rates in the future during adverse market conditions. Changes in the insurance markets attributable to war, terrorist attacks, or piracy may also make certain types of insurance more expensive or more difficult to obtain. In addition, the insurance may be voidable by the insurers as a result of certain actions, such as vessels failing to maintain certification with applicable maritime self-regulatory organizations. Any uninsured or underinsured loss could have a material adverse effect on our business, financial condition and operating results.

Restrictive covenants in our secured term loan facilities and revolving credit facilities and in our unsecured bonds and our Terminal Facility impose, and any future debt facilities may impose, financial and other restrictions on us.

The secured term loan facilities and revolving credit facilities and unsecured bonds impose, and any future debt facility may impose, operating and financial restrictions on us. The restrictions in the existing secured term loan facilities and revolving credit facilities and the unsecured bonds may limit our ability to, among other things:

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

The secured term loan facilities and revolving credit facilities require us to maintain various financial ratios. These include requirements that we maintain minimum liquidity levels and maintain specified maximum ratios of net debt to total capitalization. Under our secured term loan facilities, if at any time the aggregate fair market value of (i) the vessels subject to a mortgage in favor of our lenders and (ii) the value of any additional collateral we grant to the lenders is less than 125% to 135%, as applicable, of the outstanding principal amount under the secured term loan facilities and any commitments to borrow additional funds, our lenders may require us to provide additional collateral. See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Secured Term Loan Facilities and Revolving Credit Facilities”, and “2020 Senior Unsecured Bonds” The failure to comply with such covenants would cause an event of default that could materially adversely affect our business, financial condition and operating results.

In addition, our wholly-owned subsidiary, Navigator Ethylene Terminals LLC is the borrower under our Terminal Facility (as defined in “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Terminal Facility”), can only pay dividends if it satisfies certain customary conditions to paying a dividend, including maintaining a debt service coverage ratio of not less than 1.20 to 1.00 and no default or event of default has occurred or is continuing. The Terminal Facility also limits our subsidiary, Navigator Ethylene Terminals LLC from, among other things, incurring indebtedness or entering into acquisitions and divestitures. The Terminal Facility also contains general covenants that will require Navigator Ethylene Terminals LLC to vote its interest in the Export Terminal Joint Venture to cause the Export Terminal Joint Venture to maintain adequate insurance coverage and maintain its property (but only to the extent Navigator Ethylene Terminals LLC has the power under the organizational documents of the Export Terminal Joint Venture to cause such actions). Further, the loans under the Terminal Facility are secured by first priority liens on the rights to Navigator Ethylene Terminals LLC’s distributions from the Export Terminal Joint Venture and our equity interests in the Marine Terminal Borrower.

Certain of our secured term loan facilities and revolving credit facilities, bonds, and lease obligations prohibit a change of control (as defined in the agreements governing such facilities, bonds, and lease obligations) of the Company as well as require us to remain as a listed entity on the New York Stock Exchange (“NYSE”) or another recognized stock exchange. If we breach any of these restrictions, our obligations become immediately repayable, which could have a material adverse effect on our business, financial condition and operating results.

Because of these covenants, we may need to seek permission from our lenders to engage in some corporate actions. Our lenders’ interests may be different from ours, and we may not be able to obtain our lenders’ permission when needed. This may limit our ability to finance our future operations and make acquisitions or pursue business opportunities. See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Secured Term Loan Facilities and Revolving Credit Facility” and “Terminal Facility.”

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

In October 2019, we entered into a sale and leaseback transaction with respect to one of our vessels, Navigator Aurora¸ with a lessor, OCY Aurora Ltd, which is a special purpose vehicle (“SPV”) and wholly owned subsidiary of Ocean Yield Malta Limited. The SPV was determined to be a variable interest entity (“VIE”). We are deemed to be the primary beneficiary of the VIE, and, as a result, we are required by U.S. GAAP to consolidate the SPV into our results. Although consolidated into our results, we have no control over the funding arrangements negotiated by the SPV, such as interest rates, maturity and repayment profiles. In consolidating the SPV, we must make certain assumptions regarding the debt amortization profile and the interest rate to be applied against the SPV’s debt principal. For additional information, refer to Note 10—Variable Interest Entities to our consolidated financial statements. For a description of our current financing arrangements including those of the VIE, please read “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources.” The funding arrangements negotiated by the VIE could adversely affect our financial results.

Interest rate increases affect the interest rates under our credit facilities, which adversely affects our operating results.

Amounts borrowed under our existing credit facilities bear interest at an annual rate ranging from 1.90% to 2.60% above the Secured Overnight Financing Rate (“SOFR”) or London Interbank Offered Rate (“LIBOR”) and loans under our Terminal Facility bear interest at an annual rate of 2.5% to 3.00% above LIBOR. Bank interest rates, including SOFR and LIBOR have increased dramatically during 2022 which has affected the amount of interest payable on amounts that we borrow under our credit facilities, and may increase further, which could have an adverse effect on our operating results.

At December 31, 2022, $464.7 million of our outstanding debt was subject to interest rate swaps and therefore is not exposed to changes in interest rate movements, whereas $397.3 million was subject to variable interest rates. A hypothetical variation in SOFR or U.S. LIBOR of 100 basis points would therefore increase the annual interest paid on our indebtedness outstanding as of December 31, 2022 by $4.0 million.

During the year certain credit facilities were refinanced and renegotiated and the reference rates were amended from LIBOR to SOFR. The effects of switching our remaining indebtedness from LIBOR to SOFR could include an increase in the cost of our variable rate indebtedness and obligations, which could adversely affect our results of operations and ability to service our applicable indebtedness and financial lease obligations.

The derivative contracts we have or may enter into to hedge our exposure to fluctuations in interest rates could result in higher than market interest rates and reductions in our shareholders’ equity, as well as charges against our income.

We have entered into floating-to-fixed interest rate swaps and we may enter into further swaps for purposes of managing our exposure to fluctuations in interest rates and foreign exchange rates applicable to indebtedness under our secured term loan facilities and revolving credit facility which were advanced at floating rates based on SOFR or LIBOR. However, our hedging strategies may not be effective and we may incur substantial losses if interest rates move materially differently from our expectations.

To the extent our derivative contracts do not qualify for treatment as hedges for accounting purposes, we recognize fluctuations in the fair value of such contracts in our statements of operations. In addition, changes in the fair value of derivative contracts, even those that qualify for treatment as hedges, will be recognized as derivative assets or liabilities on our balance sheet and can affect compliance with the covenant requirements in our secured term loan facilities. In addition, we may have to cash collateralize unrealized losses on these derivatives, thus reducing our liquidity covenants’ headroom. The unrealized gains or losses relating to changes in the fair value of our derivative instruments do not impact our cash flows. However, our financial condition could also be materially adversely affected to the extent we do not hedge our exposure to interest rate fluctuations under our financing arrangements under which loans have been advanced at a floating rate based on SOFR or LIBOR.

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

In addition, under the secured term loan facilities, Navigator Gas L.L.C., our wholly-owned subsidiary, our vessel-owning subsidiaries that are parties to the secured term loan facilities and revolving credit facilities and our Navigator Greater Bay Joint Venture may not make distributions to us out of operating revenues from vessels securing indebtedness thereunder, redeem any shares or make any other payment to our shareholders if an event of default has occurred and is continuing. Please read “Item 5—Operating and Financial Review and Prospects—

Liquidity and Capital Resources—Secured Term Loan Facilities and Revolving Credit Facilities.” Further, Navigator Ethylene Terminals LLC, our wholly-owned subsidiary and the borrower under our Terminal Facility, can only pay dividends if it satisfies certain customary conditions to paying a dividend, including maintaining a debt service coverage ratio (as defined) of not less than 1.20 to 1.00 and no default or event of default has occurred and is continuing.

The inability of our subsidiaries to make distributions to us would have an adverse effect on our business, financial condition and operating results.

Risks Relating to Our Common Stock

We may issue additional equity securities without your approval, which would dilute your ownership interests.

We may issue additional shares of common stock or other equity or equity-linked securities without the approval of our shareholders, subject to certain limited approval requirements of the NYSE. In particular, we may finance all or a portion of the acquisition price of future vessels, including newbuildings, that we agree to purchase through the issuance of additional shares of common stock. Our amended and restated articles of incorporation, which became effective on November 5, 2013, authorize us to issue up to 400,000,000 shares of common stock, of which 76,804,474 shares were outstanding as of December 31, 2022. Pursuant to our share repurchase program, we repurchased 1,564,333 shares between December 31, 2022 and March 17, 2023, resulting in 75,240,141 shares outstanding as of March 17, 2023. The issuance by us of additional shares of common stock or other equity or equity-linked securities of equal or senior rank will have the following effects:

•	our shareholders’ proportionate ownership interest in us will decrease;

•	the relative voting strength of each previously outstanding share may be diminished; and

•	the market price of the common stock may decline.

Future sales of our common stock could cause the market price of our common stock to decline.

Sales of a substantial number of our shares of common stock in the public market, or the perception that these sales could occur, may depress the market price for our common stock. These sales could also impair our ability to raise additional capital through the sale of our equity securities in the future. BW Group and Ultranav International ApS, a wholly owned subsidiary of Naviera Ultranav Dos Limitada (“Ultranav”), our principal shareholders, owned 29.1% and 28.2% of our common stock respectively, as of March 17, 2023. In the future, BW Group or Ultranav may elect to sell large numbers of shares which may adversely affect the market price of our common stock.

BW Group and an affiliate of Ultranav, collectively, own an aggregate of approximately 57.3% of our common stock. Each may exert considerable influence on, and together they could control, actions requiring a shareholder vote, including any proposed business combination, potentially in a manner at a time, at a price or on other terms and conditions that our other shareholders do not otherwise support or is undesirable, and they could acquire additional shares of our common stock, further reducing liquidity in the market for our common stock.

BW Group and Ultranav, collectively, own an aggregate of approximately 57.3% of our common stock (approximately 29.1% and 28.2%, respectively, as of March 17, 2023). Accordingly, individually, such shareholders may exert considerable influence on actions requiring a shareholder vote and, collectively, they could control all or nearly all such actions. The interests of these principal shareholders may be different from your interests. They may vote in favor of, for instance, a proposed business combination (or in favor of any corporate action requiring a shareholder vote) potentially in a manner, at a time, at a price, or on other terms and conditions that our other shareholders do not otherwise support or are undesirable. Further, while we are not aware of any agreement or intention of BW Group and Ultranav to vote together on the shares of our common stock owned by them on any matter on which our shareholders are entitled to vote, there is no assurance that such agreement or intention will not be reached in the future (in which case, their combined voting power would enable them to control all or nearly all such matters). We have entered into an investor rights agreement with each of BW Group and Ultranav, which provides, among other things, each of BW Group and Ultranav with the right to designate two members of the board of directors of Navigator (provided that they maintain certain ownership levels in us) and with certain registration rights and informational rights.

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

As a Marshall Islands corporation with principal executive offices in London and representative offices in Copenhagen, and also having subsidiaries in the Republic of the Marshall Islands and other offshore jurisdictions such as Liberia, our operations may be subject to economic substance requirements.

The Council of the European Union, or the Council, routinely publishes a list of non-cooperative jurisdictions for tax purposes, which includes countries that the Council believes need to improve their legal framework and to work towards compliance with international standards in taxation. On February 14, 2023, the Republic of the Marshall Islands, among others, was placed by the E.U. on the list of non-cooperative jurisdictions for lacking in the enforcement of economic substance requirements. The Marshall Islands has stated that it is of the opinion that it has met its commitments to the Council’s code of conduct group thus far, and the Marshall Islands has confirmed it will continue to work closely with the E.U. and the Council’s code of conduct group to address any technical concerns of the E.U. member states. E.U. member states have agreed upon a set of measures that they can choose to apply against the listed countries, including, inter alia, increased monitoring and audits, withholding taxes and non-deductibility of costs, and although we are not currently aware of any such measures being adopted they can be adopted by one or more E.U. members states in the future. E.U. legislation prohibits E.U. funds from being channeled or transited through entities in non-cooperative jurisdictions.

We are a Marshall Islands corporation with principal executive offices in [London]. Several of our subsidiaries are organized in the Republic of the Marshall Islands and Liberia. The Marshall Islands has enacted economic substance regulations with which we are obligated to comply. The Marshall Islands economic substance regulations require certain Marshall Islands entities that are not otherwise tax resident outside of the Marshall Islands that carry out particular activities to comply with a three-part economic substance test whereby each of those entities must show that it (i) is directed and managed in the Marshall Islands in relation to that relevant activity, (ii) carries out core income-generating activity in relation to that relevant activity in the Marshall Islands (although it is being understood and acknowledged by the regulators that income-generated activities for shipping companies will generally occur in international waters) and (iii) having regard to the level of relevant activity carried out in the Marshall Islands has (a) an adequate amount of expenditures in the Marshall Islands, (b) adequate physical presence in the Marshall Islands and (c) an adequate number of qualified employees in the Marshall Islands. If we fail to comply with our obligations under such legislation or any similar law applicable to us in any other jurisdictions, we could be subject to financial penalties and spontaneous disclosure of information to foreign tax officials, or could be struck from the register of companies, in related jurisdictions. Any of the foregoing could be disruptive to our business and could have a material adverse effect on our business, financial conditions and operating results.

We do not know (i) how long the Marshall Islands will remain on the non-cooperative list and whether Liberia will be added to the list of non-cooperative jurisdictions, (ii) how quickly the E.U. would react to any changes in legislation of the relevant jurisdictions, or (iii) how E.U. member states, E.U. banks or other counterparties will react while we or any of our subsidiaries remain as entities organized and existing under the laws of listed countries. The effect of the E.U. list of non-cooperative jurisdictions, and any noncompliance by us with any legislation adopted by applicable countries to achieve removal from the list, including economic substance regulations, could have a material adverse effect on our business, financial conditions and operating results.

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

Advance Notice Requirements for Shareholder Proposals and Director Nominations. Our bylaws provide that, with a few exceptions, shareholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of shareholders must provide timely notice of their proposal in writing to the corporate secretary. Generally, to be timely, a shareholder’s notice must be received at our principal executive office not less than 90 days or more than 120 days before the first-anniversary date of the immediately preceding annual meeting of shareholders. Our bylaws also specify requirements as to the form and content of a shareholder’s notice. These provisions may impede a shareholder’s ability to bring matters before an annual meeting of shareholders or make nominations for directors at an annual meeting of shareholders.

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

We and our subsidiaries are subject to tax in the jurisdictions in which we or our subsidiaries are organized or operate. In computing our tax obligations in these jurisdictions, we are required to consider various tax accounting and reporting positions on matters that are not entirely free from doubt and for which we have not received rulings from the governing authorities. Upon review of these positions, the applicable authorities may disagree with our positions. A successful challenge by a tax authority could result in the additional tax imposed on us or our subsidiaries. In addition, changes in our operations or ownership could result in additional tax being imposed on us or our subsidiaries in jurisdictions in which operations are conducted, or deemed to be conducted, which could adversely impact our business and financial results.

Moreover, tax laws, regulations and administrative practices in the jurisdictions in which we or our subsidiaries are organized or operate may be subject to significant change. For example, the United States enacted the Inflation Reduction Act (the “IRA”) on August 16, 2022. The IRA imposes, among other things, a 15% corporate alternative minimum tax on the adjusted financial statement income of certain taxpayers and a 1% excise tax on certain corporate stock repurchases occurring after December 31, 2022. We believe the changes under the IRA have no immediate effect on us and do not expect them to have an adverse effect on our operations going forward, but we continue to analyze the IRA and will monitor guidance to be issued by the U.S. Department of the Treasury.

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

We believe that with respect to the operation of our vessels, we satisfied the requirements to qualify for an exemption from U.S. tax on our U.S. source gross transportation income imposed by Section 883 of the Code for 2022, we expect that we will be able to satisfy those requirements for 2023 and future taxable years, and we expect to take this position for U.S. federal income tax reporting purposes. However there are factual circumstances, some of which are beyond our control, that could cause us to lose the benefit of this exemption. As a result, there can be no assurance that we will qualify for this exemption for the current or any future year. If we fail to qualify for this exemption in any taxable year, U.S. source gross transportation income earned by us and our subsidiaries will generally be subject to a 4.0% U.S. federal income tax and would adversely impact our business and financial results. For a more detailed discussion of Section 883 of the Code, the rules relating to exemptions under Section 883 and our ability to qualify for an exemption, please read “Item 4—Information on the Company—Business Overview—Taxation of the Company—U.S. Taxation.”

In addition to our U.S. source gross transportation income, we expect to generate U.S. taxable income as a result of the operations of our Ethylene Export Terminal in the U.S. Gulf. Our U.S. subsidiary that owns our interest in the Ethylene Export Terminal generally will be subject to U.S. federal income tax (generally at a rate of 21.0%) on its 50% share of any net income from the Ethylene Export Terminal, and U.S. withholding tax generally will apply to dividends paid by such U.S. subsidiary to its shareholder.

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

In August 2021, we issued 21,202,671 shares of our common stock to Naviera Ultranav Limitada as consideration for the acquisition of the fleet and businesses of Ultragas ApS (“Ultragas” and such transaction, the “Ultragas Transaction”). As of December 31, 2022, we had 76,804,474 shares of our common stock outstanding. Please see “Item 7—Major Shareholders and Related Party Transactions.”

Our capital expenditures, comprising vessel acquisition, vessel drydockings and ballast water treatment systems (“BWTS”) for our vessels amounted to $63.3 million, $23.1 million and $12.4 million for the years ended December 31, 2022, 2021, and 2020, respectively. In addition, we had $410.4 million of expenditure relating to the Ultragas Transaction. Capital expenditures currently in progress include the expected acquisition of a 22,000 cbm, 2019 built ethylene capable liquefied gas carrier, Navigator Vega for approximately $49.0 million.

Our shares of common stock are traded on the New York Stock Exchange under the ticker symbol “NVGS.”

A copy of this Annual Report on Form 20-F can be obtained, free of charge, on our website at www.navigatorgas.com, or by writing to our principal executive office. The SEC maintains a website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

B.	Business Overview

We are the owner and operator of 56 liquefied gas carriers, which includes the world’s largest fleet of handysize liquefied gas carriers. We also own a 50% share in an ethylene export marine terminal at Morgan’s Point, Texas on the Houston Ship Channel (the “Ethylene Export Terminal”) through a joint venture (the “Export Terminal Joint Venture”).

Our liquefied gas carrier fleet currently consists of 42 semi- or fully-refrigerated handysize liquefied gas carriers, which we define as those with capabilities between 15,000 and 24,999 cubic meters, or “cbm”. In addition, we have five larger 37,300 – 38,000 cbm midsize liquefied gas carriers; five 12,000 cbm ethylene carriers and four smaller 3,770 –9,000 cbm semi-refrigerated liquefied gas carriers. Of our total fleet of 56 liquefied gas carriers, 25 are also ethylene or ethane capable.

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

We own a 50% share in our Ethylene Export Terminal at Morgan’s Point, Texas on the Houston Ship Channel through our Export Terminal Joint Venture. Our Ethylene Export Terminal, which includes an ethylene cryogenic storage tank with a capacity of 30,000 tons, has the capacity to export approximately one million tons of ethylene per year and is capable of loading ethylene-capable gas carriers at rates of 1,000 tons per hour. The Ethylene Export Terminal has entered into several take or pay offtake agreements, which had initial minimum terms of five years with aggregate minimum throughput commitments of 938,000 tons of ethylene annually, or 94% of the terminal’s nameplate capacity. In November 2022, we announced our intention to participate in a capital project under our Export Terminal Joint Venture, together with our joint venture partner, to extend the Ethylene Export Terminal, under the existing joint venture agreement. When completed, the Expansion Project is expected to provide significant additional ethylene refrigeration capacity for the Export Terminal Joint Venture (expanding the export capacity from approximately one million tons per year to at least 1.5 million tons per year of ethylene). We expect construction of the expansion to commence in the second quarter of 2023 and to be completed in the second half of 2024, at which time the additional terminal capacity would be expected to begin commercial service. The total capital contributions required from us to the Export terminal Joint venture for the Expansion Project are expected to be approximately $120-$130 million, commencing in the first quarter of 2023 and ending in the fourth quarter of 2024, which we expect to finance from existing cash resources, distributions from the Export Terminal Joint Venture during the course of the expansion and additional debt financing.

On September 30, 2022, the Company entered into the Navigator Greater Bay Joint Venture with Greater Bay Gas for the purpose of acquiring a total of five ethylene vessels. The Navigator Greater Bay Joint Venture is owned 60% by the Company and 40% by Greater Bay Gas and is fully consolidated. The Navigator Greater Bay Joint Venture acquired two 17,000 cbm, 2018-built ethylene capable liquefied gas carriers, Navigator Luna on December 20, 2022 and Navigator Solar on January 17, 2023, and two 22,000 cbm, 2019-built ethylene capable liquefied gas carriers, Navigator Caster and Navigator Equator on March 24, 2023 and March 27, 2023, respectively. The joint venture expects to acquire a fifth vessel, a 22,000 cbm, 2019-built ethylene capable liquefied gas carrier, Navigator Vega, during the second quarter of 2023. All five vessels are currently commercially managed by the in-house Luna Pool and technically managed by the third party, PG Shipmanagement of Singapore.

Our Business Strategies

We have structured our business strategy around six core functional areas:

Safety and Crewing

Building on a solid track record for safety and operational excellence, we conducted a detailed safety culture assessment. The findings paved the way towards establishing a unified approach towards safety and crew management, post-merger and streamlining business systems and processes. This work is underpinned by our new safety culture program, ‘WeCare’, which is being launched across all vessels and shore locations.

Corporate Governance

The organization has changed shape over the last two years, and a focus will be placed on improving the degree of Board independence and diversifying our Board composition. This includes forming an ESG board sub-committee to provide overall oversight over the implementation of the Company’s ESG initiatives.

Sustainability

Our materiality assessment identified three sustainability priorities for the business. The first is to implement technical and operational measures to reduce emissions in the short to mid-term and to establish a long-term emissions reduction pathway towards 2050. The second is positioning the business in the emerging supply chains of green and blue energy production alongside CO2 capture, transportation, utilization and storage. The third is establishing an increasingly diverse and inclusive workforce to promote innovation and creativity across the business.

Performance culture

As the organization continues to grow, our human resources team will support our people to grow and advance. This includes implementing an effective performance and reward program and creating opportunities for development and career progression.

Commercial

We intend to maintain our market-leading position in the transportation of LPG, petrochemicals and ammonia, and to work towards capturing growth in emerging supply chains and markets. Potential synergies exist in creating a closer link between our floating assets and our terminal, providing an integrated solution to our clients, and opening additional revenue streams. We will place ourselves firmly on the path towards decarbonizing our operations. By collaborating with our clients and partners, we aim to facilitate a green supply chain, positively impacting both the environment and society around us.

Financing

We seek to maintain a strong balance sheet by managing our current leverage and, in the future, by financing our growth with a balanced mix of cash, bank and bond financings, and equity.

Our Fleet

The following table sets forth our vessels as of March 31, 2023:

Operating Vessel	Year Built	Vessel Size (cbm)	Employment Status	Current Cargo	Time Charter Expiration Date
Ethylene/ethane capable semi-refrigerated midsize
Navigator Aurora	2016	37,300	Time Charter	Ethane	December 2026
Navigator Eclipse	2016	37,300	Time Charter	Ethane	March 2026
Navigator Nova	2017	37,300	Time Charter	Ethane	September 2026
Navigator Prominence	2017	37,300	Time Charter	Ethane	March 2025

Ethylene/ethane capable semi-refrigerated handysize
Navigator Orion*	2000	22,085	—	—	—
Navigator Pluto*	2000	22,085	Spot Market	Ethylene	—
Navigator Saturn*	2000	22,085	—	—	—
Navigator Venus*	2000	22,085	Spot Market	Ethylene	—
Navigator Atlas*	2014	21,000	Spot Market	Ethylene	—
Navigator Europa*	2014	21,000	Time Charter	Ethane	June 2023
Navigator Oberon*	2014	21,000	Spot Market	Ethylene	—
Navigator Triton*	2015	21,000	Spot Market	Ethylene	—
Navigator Umbrio*	2015	21,000	Time Charter	Ethylene	December 2023
Navigator Luna*	2018	17,000	Spot Market	Ethylene	—
Navigator Solar*	2018	17,000	Spot Market	Ethylene	—
Navigator Castor*	2019	22,000	Spot Market	Ethylene	—
Navigator Equator*	2019	22,000	Spot Market	Ethylene	—

Ethylene/ethane capable semi-refrigerated smaller size
Happy Condor**	2008	9,000	Unigas Pool	—	—
Happy Pelican**	2012	6,800	Unigas Pool	—	—
Happy Penguin**	2013	6,800	Unigas Pool	—	—
Happy Kestrel**	2013	12,000	Unigas Pool	—	—
Happy Osprey**	2013	12,000	Unigas Pool	—	—
Happy Peregrine**	2014	12,000	Unigas Pool	—	—
Happy Albatross**	2015	12,000	Unigas Pool	—	—
Happy Avocet**	2017	12,000	Unigas Pool	—	—

Semi-refrigerated handysize
Navigator Aries	2008	20,750	Time Charter	LPG	January 2024
Navigator Capricorn	2008	20,750	Time Charter	LPG	May 2023
Navigator Gemini	2009	20,750	Time Charter	LPG	April 2023
Navigator Pegasus	2009	22,200	Time Charter	Propylene	June 2023
Navigator Phoenix	2009	22,200	Time Charter	Ammonia	August 2023
Navigator Scorpio	2009	20,750	Time Charter	LPG	January 2024
Navigator Taurus	2009	20,750	Time Charter	Ammonia	July 2023
Navigator Virgo	2009	20,750	Time Charter	LPG	May 2023
Navigator Leo	2011	20,600	Time Charter	LPG	December 2023
Navigator Libra	2012	20,600	Time Charter	LPG	December 2023
Atlantic Gas	2014	22,000	—	—	—
Adriatic Gas	2015	22,000	Time Charter	LPG	November 2023
Balearic Gas	2015	22,000	Drydock	—	—

Operating Vessel	Year Built	Vessel Size (cbm)	Employment Status	Current Cargo	Time Charter Expiration Date
Celtic Gas	2015	22,000	Time Charter	LPG	April 2023
Navigator Centauri	2015	21,000	Time Charter	LPG	May 2024
Navigator Ceres	2015	21,000	Time Charter	LPG	June 2024
Navigator Ceto	2016	21,000	Time Charter	LPG	May 2024
Navigator Copernico	2016	21,000	Time Charter	LPG	June 2024
Bering Gas	2016	22,000	Spot Market	LPG	—
Navigator Luga	2017	22,000	Time Charter	LPG	July 2023
Navigator Yauza	2017	22,000	Time Charter	LPG	July 2023
Arctic Gas	2017	22,000	Time Charter	LPG	April 2023
Pacific Gas	2017	22,000	Time Charter	LPG	November 2023

Semi-refrigerated smaller size
Happy Falcon**	2002	3,770	Unigas Pool	—	—

Fully-refrigerated
Navigator Glory	2010	22,500	Time Charter	Ammonia	June 2025
Navigator Grace	2010	22,500	Time Charter	Ammonia	January 2024
Navigator Galaxy	2011	22,500	Time Charter	Ammonia	December 2023
Navigator Genesis	2011	22,500	Time Charter	Ammonia	January 2024
Navigator Global	2011	22,500	Time Charter	LPG	April 2023
Navigator Gusto	2011	22,500	Time Charter	Ammonia	March 2024
Navigator Jorf	2017	38,000	Time Charter	Ammonia	August 2027

*    denotes our owned vessels that operate within the Luna Pool

**  denotes our owned vessels that operate within the independently managed Unigas Pool

Navigator Aurora, is owned by OCY Aurora Ltd., a Maltese limited liability company as a result of a sale and leaseback transaction in October 2019. OCY Aurora Ltd., the “lessor entity”, is a wholly owned subsidiary of Ocean Yield Malta Limited. We do not hold any shares or voting rights in the lessor entity which is accounted for as a fully consolidated VIE in our consolidated financial statements. Please read Note 10—Variable Interest Entities to our consolidated financial statements.

Navigator Aries and Navigator Global which are chartered to Pertamina, the Indonesian state-owned producer of hydrocarbons and these vessels, together with Navigator Pluto, are owned by PT Navigator Khatulistiwa, an Indonesian limited liability company, or “PTNK”. Operations in Indonesia are subject, among other things, to the Indonesian Shipping Act. That law generally provides that in order for certain vessels involved in Indonesian cabotage to obtain the requested licenses, the owners must either be wholly Indonesian owned or have a majority Indonesian shareholding. PTNK is a joint venture of which 49% of the voting and dividend rights are owned by our wholly owned subsidiary, and 51% of such rights are owned by Indonesian limited liability companies. The joint venture agreement for PTNK provides that certain actions relating to the joint venture or the vessels require the prior written approval of our subsidiary, which may be withheld only on reasonable grounds and in good faith. PTNK is accounted for as a fully consolidated VIE in our consolidated financial statements.

Navigator Luna, Navigator Solar, Navigator Caster and Navigator Equator are owned by the Navigator Greater Bay Joint Venture. The Joint Venture is owned 60% by us and 40% by Greater Bay Gas. The Navigator Greater Bay Joint Venture is accounted for as a consolidated subsidiary in our consolidated financial statements, with the 40% owned by Greater Bay Gas accounted for as a minority interest.

As of December 31, 2022, the average monthly time charter rate for the 34 vessels operating under time charters was approximately $757,800 per calendar month ($24,927 per day) (December 31, 2021: $742,363 per calendar month ($24,406 per day) for 26 vessels operating under time charter). Our current monthly charter rates range from approximately $539,000 to approximately $1,123,750. These time charter rates are the gross monthly charter rates before deduction of any address and brokerage commissions payable to charterers and shipbrokers respectively. Address and brokerage commissions typically range between 1.25% and 2.5% of the gross monthly charter rate. On average, we pay a 1.3% address and brokerage commission with respect to our current time charters.

Our Customers

We provide seaborne transportation and distribution services for LPG, ethane, ethylene, petrochemical gases and ammonia to:

•

Major Oil and Gas Companies, such as ExxonMobil, ENI, BP, Shell and Phillips 66; as well as state affiliated companies such as Pertamina, the Indonesian state-owned producer of hydrocarbons and petrochemicals; Sonatrach, the national oil and gas company of Algeria and its shipping company Hyproc; and PETRONAS, the state-owned oil and gas company of Malaysia;

•

Chemical Companies, such as SABIC and Aramco, multi-national chemical manufacturing corporations based in Saudi Arabia; OCP, a world leading fertilizer producer and ammonia importer; BASF, INEOS and Borealis, all leading multi-national chemical corporations; Braskem, a Brazilian petrochemical manufacturer; Sibur, a Russian gas processing and petrochemicals company and Asia Chemical Trading Pte and Zhejiang Satellite Petrochemical, both large Chinese chemical producers; and

•

Energy Trading Companies, such as Mitsubishi International Corporation, Marubeni and Mitsui, trading all major commodities, finance and investment conglomerates; Kolmar, Vinmar and BGN, international commodity trading companies; Geogas and Petredec, LPG trading companies; Trafigura Limited an international commodities trading and logistics company; Vitol Group, an independent energy trading company; and Trammo, a leading international merchandising and trading company.

We have derived, and believe that we will continue to derive, a significant portion of our revenues from a limited number of customers. Our customers include major oil and gas companies, chemical companies, energy trading companies, state-owned oil companies, and various other entities that depend upon marine transportation. Our top three customers accounted for between 8% to 10% each, and in aggregate, 26.5% of our consolidated revenues during the year ended December 31, 2022, equivalent to $108.4 million of our total operating revenues. Two of our customers accounted for more than 10% each, and in aggregate, 20.7% of our operating revenues during the year ended December 31, 2021, equivalent to $73.2 million and two of our customers accounted for more than 10% each, and in aggregate, 25.1% of our operating revenues during the year ended December 31, 2020, equivalent to $80.6 million of our total revenues. During these periods, no other customer accounted for over 10% of our revenues. The loss of any significant customer or a substantial decline in the number of services requested by a significant customer, or the inability of a significant customer to pay for our services, could have a material adverse effect on our business, financial condition, and results of operations.

Vessel Employment

Our chartering strategy is to combine a base of both short and long-term time charters, and COAs with voyage charters, as well as employing our smaller vessels through the Unigas Pool. We currently own and operate a total of 56 vessels. As of December 31, 2022, we had 53 vessels, of which 34 were employed under time charters, nine were employed in the spot market, one was employed under a contract of affreightment and nine were independently commercially managed through the Unigas Pool.

Our voyage charters during 2022 remained focused on the seaborne transportation of petrochemicals, particularly ethylene and ethane. Our flexible, semi-refrigerated vessels are highly versatile in that they, unlike fully-refrigerated vessels, can accommodate petrochemicals, LPG and ammonia at ambient as well as fully-refrigerated temperatures.

We have seen an increase in the amount of ethane and ethylene carried across spot and time charter tonnage, from to 943,035 metric tons in 2021 to 1.2 million metric tons in 2022. Ethylene and ethane are highly specialized gases, that require sophisticated ethylene/ethane-capable tonnage to transport. We currently own 25 ethane/ethylene capable gas carriers on the water, one of the largest fleets of such vessels.

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

Management and Maintenance. Under our time charters, we are responsible for providing for the technical management of the vessel and for maintaining the vessel, periodic drydocking, cleaning and painting and performing work required by regulations. Currently, we work with third-party technical managers, Northern Marine Management (“NMM”), PG Shipmanagement (“PGS”) as well as our own in-house technical management function, to arrange for these services to be provided for all of our vessels. Please read “—Technical Management of the Fleet” for a description of the material terms of the technical management agreements.

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

Classification and Inspections

Every seagoing vessel must be “classed” by a classification society. The classification society certifies that the vessel is “in class,” signifying that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel’s country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on an application or by official order, acting on behalf of the authorities concerned.

The classification society also undertakes on request other surveys and inspections that are required by the regulations and requirements of the flag state. These surveys are subject to agreements made in each case and/or to the regulations of the country concerned.

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

Class Renewal Surveys. Class renewal surveys (also known as special surveys), which require the vessel to enter drydock, are carried out on the ship’s hull and machinery, including the electrical plant, and on any special equipment classed at the intervals indicated by the character of classification for the hull. During the special survey, the vessel is thoroughly examined, including audio-gauging to determine the thickness of the steel structures. Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals. On vessels that are over 15 years old, substantial amounts of funds may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear. In lieu of the special survey, a shipowner has the option of arranging with the classification society for the vessel’s hull or machinery to be on a continuous survey cycle, in which every part of the vessel would be surveyed within a five-year cycle. At an owner’s application, the surveys required for class renewal may be split according to an agreed schedule to extend over the entire period of class. This process is referred to as continuous class renewal.

Commercial Management of the Fleet

We perform commercial management of 41 of our vessels in-house through our wholly-owned subsidiary, Navigator Gas L.L.C., under the terms of individual management contracts between Navigator Gas L.L.C. and each of our vessel-owning subsidiaries. Commercial management includes all chartering services for our vessels and is provided by the Company’s wholly-owned subsidiaries, NGT Services (UK) Limited, as agent for commercial services and Navigator Gas Denmark ApS.

In addition, Navigator Gas Denmark ApS, has entered into bareboat contracts for 16 of our vessels with our vessel-owning subsidiaries. We perform commercial management for seven of these vessels in-house and nine are independently commercially managed by the Unigas Pool.

In 2020, we formed the Luna Pool, which currently comprises 14 ethylene vessels of which nine are wholly owned by us and four are owned through the Navigator Greater Bay Joint Venture and one, the Navigator Vega, is expected to be acquired by the Navigator Greater Bay Joint Venture during the second quarter of 2023. The Pool focuses on the transportation of ethylene and ethane to meet the growing demands of our customers. Our wholly-owned subsidiary, NGT Services (UK) Limited, is the commercial and accounting manager of the Luna Pool.

Technical Management of the Fleet

General

We outsource the technical management for 20 vessels in our fleet to NMM and PGS, third-party technical management companies, under the terms of standard BIMCO ship management agreements, or the “technical management agreements.” We refer to NMM and PGS herein as our “technical managers.” We currently provide in-house technical management for 36 of our 56 vessels through our wholly owned subsidiaries, Navigator Gas Shipmanagement Ltd and Navigator Ship Management (Denmark) ApS. By managing some of our vessels in-house, we intend to seek opportunities to gain greater control over the management of our vessels and enhance safety, risk management, customer service, reliability and build strong relationships with our charterers. Please see “Item 3—Key Information—Risk Factors—Risks Related to Our Business”.

Our wholly-owned technical manager subsidiaries are accredited with International Standards Organization (“ISO”) 14001 (Environmental Management System), ISO 9001 (Quality Management System) and ISO 45001 (Occupational Health & Safety) standards.

NMM is a wholly-owned subsidiary of Stena AB Gothenburg, formed in 1983 and located in Clydebank, Scotland and PGS is a Singapore based technical manager, part of Pacific Gas (Hong Kong) Holdings Limited. Our technical managers are very well established and respected within the ship management community. Our technical managers have fully-owned crew recruitment agencies in major crew recruitment centers around the world and can provide us with high quality, competent officers and crews, to meet our crewing requirements. We believe our technical managers manage our vessels safely and properly in accordance with owners’ requirements, design parameters, flag state and classification society requirements, charter party requirements and the international safety management (“ISM”) code. We and our technical managers are all accredited with ISO 9001, ISO 14001, and ISO 45001 standards.

We believe our vessels are operated in a manner intended to protect the safety and health of employees, the general public, and the environment. We actively manage the risks inherent in our business and are committed to eliminating incidents that threaten the Safety, Reliability, and Efficiency of the vessels, such as groundings, fires, collisions and spills. We are actively committed to reducing greenhouse gas emissions and any waste generated by our activities, as part of our ISO 14001 commitments and in line with the Regulation of Greenhouse Gas Emissions as set out by the IMO.

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

•	ensure that our vessels comply with the law of their flag state;

•	arrange the supply of necessary stores, spares and lubricating oil for our vessels;

•	appoint such surveyors and technical consultants as they may consider from time to time necessary;

•	operate the vessels in accordance with the ISM Code and The International Ship and Port Facility Code(“ISPS Code”);

•	develop, implement and maintain a safety management system in accordance with the ISM Code;

•	arrange the sampling and testing of bunkers;

•	install planned maintenance system software on-board our vessels;

•	provide emergency response services and support to our vessels in case of an incident or accident; and

•	operate our vessels in accordance with the agreed budgets.

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

Term and Termination Rights

The ship management agreements automatically renew on their termination dates unless terminated by either party giving two or three months’ prior written notice. Our technical managers may also terminate any of the ship management agreements immediately upon written termination notice to us if:

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

If, for any reason under our technical managers’ control, our technical managers fail to provide the services agreed upon under the terms of the management agreements or they fail to provide for the satisfaction of all requirements of the law of the vessels’ flag state or the ISM Code, or if PGS ceases to be a wholly owned subsidiary within the Pacific Gas group, we may terminate the agreements immediately upon written notice of termination to our technical managers, as applicable, if, after notice to our technical managers of the default and a reasonable amount of time to remedy, they fail to remedy the default to our satisfaction.

The technical management agreements will automatically terminate (i) if the vessels are sold, are requisitioned, become a total loss, or are declared as a constructive, compromised, or arranged total loss, (ii) in the event of our winding up, dissolution, bankruptcy or the appointment of a receiver, (iii) if we suspend payments, cease to carry on business or make any special arrangement with our creditors, or (iv) in the case of PGS, if our joint venture agreement with Greater Bay Gas is terminated in accordance with its terms.

Under the terms of the ship management agreements, in the event that the technical management agreement is terminated for any reason other than by reason of default by either the technical manager or the loss, sale or other disposition of the vessels, we are obligated to continue to pay the management fee for three calendar months from the termination date.

Crewing

We have entered into crew management agreements with our technical managers for 36 of our 56 vessels and we provide crew management services in-house for 20 of our vessels through our wholly owned subsidiary, Navigator Shipmanagement (Denmark) ApS. Under the terms of the crew management agreements, we or our technical managers are responsible for arranging crews for our fleet and are required to, among other things:

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

We believe that the crewing arrangements ensure that our vessels are crewed with qualified and competent seafarers that have the licenses required by international regulations and conventions. As of December 31, 2022, our vessels were crewed by approximately 1,800 seagoing staff.

Insurance and Risk Management

The operation of any oceangoing vessel carries an inherent risk of catastrophic marine disasters, death or injury of persons and property losses caused by adverse weather conditions, mechanical failures, human error, war, terrorism, piracy and other circumstances or events. The occurrence of any of these events may result in a loss of revenues or increased costs. While we believe that our present insurance coverage is adequate, not all risks can be insured, and there can be no guarantee that any specific claim will be paid, or that we will always be able to obtain adequate insurance coverage at reasonable rates.

Hull and Machinery

We carry “hull and machinery” insurance for each of our vessels, which insures against the risk of an actual or constructive total loss of our vessels. Hull and machinery insurance also cover damage to mechanical equipment on board and loss of, or damage to a vessel due to marine perils such as collisions, grounding, and weather. Each vessel in our existing fleet has insurance for a total amount greater than what we believe to be its fair market value, with a deductible of $0.15 million per incident or claim.

War Risks Insurance

We also carry insurance policies covering war risks. Each vessel in our existing fleet has insurance for a total amount greater than what we believe to be its fair market value, with no deductible. When our vessels travel into certain hostile regions, we are required to notify our war risk insurance carrier and may incur an additional premium. These additional premiums negotiated with insurers along with the annual premiums once a year and the cost is typically borne by the charterers, either by including it in the freight or by rebilling it to them accordingly.

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

The Standard Club and Steamship Mutual each insure in excess of 100 million gross tons of shipping from all parts of the world and from most sectors of the shipping industry. Each IG Club retains the first $10 million and the IG then jointly shares all claims between $10 million and $100 million under a pooling agreement. Thereafter, the IG has structured a unique reinsurance placement in numerous layers, among others with the participation of the IG‘s own captive (Hydra), and up to a limit of $2.1 billion. Catastrophic oil spills carry a limit of $3.1 billion, while claims in excess of $3.1 billion are then returned to their respective P&I Clubs.

In P&I, insurance premiums are named “calls” because the P&I Clubs are mutuals who call “premium” into the club’s fund from which the P&I Club pays the claims. As a mutual, the P&I Clubs’ performance depends on the membership of shipowners as a whole and therefore the P&I Clubs charge “general premium increases” at each February 20th renewal, which in theory apply to all its members. In practice, a well performing shipowner (i.e. a shipowner with few claims) will however achieve better renewal terms than the general increase stated by the P&I Club.

Risk Management

To assess and mitigate risk we use computer based risk assessment tools, root cause analysis programs, planned and condition based maintenance programs, seafarers competence training programs, computer based training modules, seafarers workshops and seminars, as well as membership in emergency response organizations.

Environmental and Other Regulation

General

Governmental and international agencies extensively regulate the ownership and operation of our vessels. These regulations include international conventions and national, state and local laws and regulations in the countries where our vessels now or, in the future, will operate or where our vessels are registered. We cannot predict the ultimate cost of complying with these regulations or the impact that these regulations will have on the resale value or useful lives of our vessels. Various governmental and quasi-governmental agencies require us to obtain permits, licenses and certificates for the operation of our vessels.

Although we believe that we are in compliance with applicable environmental laws and regulations and have all permits, licenses and certificates required for our vessels, future non-compliance or failure to maintain necessary permits or approvals could require us to incur substantial costs or temporarily suspend the operation of one or more of our vessels. A variety of governmental and private entities inspect our vessels on both a scheduled and unscheduled basis. These entities, each of which may have unique requirements and each of which conducts frequent inspections, include local and port state authorities, such as the U.S. Coast Guard, harbor master or equivalent, classification societies, flag state, or the administration of the country of registry and charterers. We expect that our vessels will continue to be subject to inspection by these governmental and private entities on both a scheduled and unscheduled basis.

We believe that the heightened levels of environmental and quality concerns among insurance underwriters, regulators and charterers have led to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental concerns have created a demand for tankers that conform to stricter environmental standards. We will be required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with applicable local, national and international environmental laws and regulations. We intend to assure that the operation of our vessels will be in substantial compliance with applicable environmental laws and regulations and that our vessels will have all material permits, licenses, certificates or other authorizations necessary for the conduct of our operations. However, because such laws and regulations are frequently changed and may impose increasingly stricter requirements, we cannot predict the ultimate cost of complying with these requirements or the impact of these requirements on the resale value or useful lives of our vessels. In addition, a future serious marine incident that results in significant oil pollution or otherwise causes significant adverse environmental impact could result in additional legislation or regulation that could negatively affect our results of operations or financial condition.

Navigator Gas Shipmanagement Ltd., Navigator Gas Ship Management (Denmark) ApS, NMM and PGS have been certified to the ISO 14001:2015 Environmental Management System standard. NMM has also certified to the ISO 50001:2018 (energy efficiency) standard. In summary terms, ISO 14000 is a family of standards related to environmental management systems that exists to help organizations minimize how their operations negatively affect the environment; comply with applicable laws, regulations, and other environmentally oriented requirements; and continually improve environmental performance.

International Maritime Regulations

The IMO is the United Nations’ agency that provides international regulations governing shipping and international maritime trade. The requirements contained in the ISM Code, promulgated by the IMO, govern our operations. Among other requirements, the ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a policy for safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and also describing procedures for responding to emergencies. We and our ship managers each hold a Document of Compliance under the ISM Code for operation of Gas Carriers. In 2017, the IMO’s Maritime Safety Committee (“MSC”) adopted Resolution MSC.428(98), Maritime Cyber Risk Management in Safety Management Systems, embracing guidelines on maritime cyber risk management approved by the MSC. This resolution affirmed the MSC’s view that the ISM Code requires mitigation of cyber risk as part of the safety management system, and effectively requires that a vessel’s safety management system account for cyber risks in compliance with the ISM Code.

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

The IMO also promulgates ongoing amendments to the international convention for the Safety of Life at Sea 1974 and its protocol of 1988, (“SOLAS.”) SOLAS provides rules for the construction of and equipment required for commercial vessels and includes regulations for safe operation and addresses maritime security. SOLAS requires the provision of lifeboats and other life-saving appliances, requires the use of the Global Maritime Distress and Safety System, which is an international radio equipment and watchkeeping standard, afloat and at shore stations, and relates to the International Convention on the Standards of Training and Certification of Watchkeeping Officers, or “STCW,” also promulgated by the IMO. The STCW establishes minimum training, certification, and watchkeeping standards for seafarers. Flag states that have ratified SOLAS and STCW generally employ the classification societies, which have incorporated SOLAS and STCW requirements into their class rules, to undertake surveys to confirm compliance.

SOLAS and other IMO regulations concerning safety, including those relating to treaties on the training of shipboard personnel, lifesaving appliances, radio equipment and the global maritime distress and safety system, apply to our operations. Non-compliance with these types of IMO regulations may subject us to increased liability or penalties, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to or detention in some ports. For example, the U.S. Coast Guard and European Union authorities have indicated that vessels not in compliance with the ISM Code will be prohibited from trading in U.S. and European Union ports, respectively.

The ISPS Code provides a framework through which ships and port facilities can co-operate to detect and deter acts that pose a threat to maritime security. We have developed Security Plans, and appointed and trained Ship and Office Security Officers and all of our vessels have been certified to meet the ISPS Code. See “—Vessel Security Regulations” for a more detailed discussion about these requirements.

The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulation may have on our operations. We are, where practical possible, monitoring developments of International and National legislation related to our activities.

Air Emissions

The International Convention for the Prevention of Marine Pollution from Ships, or “MARPOL,” is the principal international convention negotiated by the IMO governing marine pollution prevention and response. MARPOL imposes environmental standards on the shipping industry relating to oil spills, management of garbage, the handling and disposal of noxious liquids, sewage and air emissions. MARPOL 73/78 Annex VI “Regulations for the Prevention of Air Pollution,” or “Annex VI,” entered into force on May 19, 2005, and applies to all ships, fixed and floating drilling rigs and other floating platforms. Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from ship exhausts, emissions of volatile compounds from cargo tanks, incineration of specific substances, and prohibits deliberate emissions of ozone depleting substances. Annex VI also includes a global cap on sulfur content of fuel oil and allows for emission control areas (“ECAs”) to be established with more stringent controls on sulfur emissions. The certification requirements for Annex VI depend on size of the vessel and time of periodic classification survey. Ships with a displacement of more than 400 gross tons and engaged in international voyages involving countries that have ratified the conventions, or ships flying the flag of those countries, are required to have an International Air Pollution Certificate, or an “IAPP Certificate.” Annex VI came into force in the United States on January 8, 2009. As of December 31, 2021, all our ships have been issued IAPP Certificates.

Annex I to MARPOL, which applies to various ships delivered on or after August 1, 2010, includes requirements for the protected location of fuel tanks, performance standards for accidental oil fuel outflow, a tank capacity limit and certain other maintenance, inspection, and engineering standards. IMO regulations also require owners and operators of vessels to adopt Ship Oil Pollution Emergency Plans. Periodic training and drills for response personnel and for vessels and their crews are required.

Amendments to Annex VI that took effect in 2010 required progressively stricter reductions in sulfur emissions from ships. Beginning on January 1, 2012, fuel used to power ships in all seas could contain no more than 3.5% sulfur, and under the IMO’s sulfur emission limit reductions (“IMO 2020”), which commenced on January 1, 2020, no more than 0.5% sulfur, with stricter limits on fuels used in ECAs. For fuels used in ECAs, the cap settled at 0.1% in January 2015. The amendments also established tiers of more stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation. The European directive 2005/33/EU, effective from January 1, 2010, bans the use of fuel oils containing more than 0.1% sulfur by mass by any merchant’s vessel while berthed or anchored in any EU port and, as amended, aligns with IMO 2020 requirements. Our vessels have achieved compliance, where necessary, by purchasing and utilizing fuel that meets applicable low-sulfur requirements.

More stringent emission standards for sulfur and nitrogen oxide apply in the United States and Canadian coastal areas designated by the IMO’s MEPC, as discussed in the “—Clean Air Act” below. On March 26, 2010, the IMO designated waters off North American coasts as an ECA in which stringent emission standards would apply.

The first-phase fuel standard for sulfur in the North American ECA went into effect in 2012, and the second phase began in 2015. Further, on July 15, 2011, the IMO designated waters around Puerto Rico and the U.S. Virgin Islands as an ECA. The first-phase fuel standard for sulfur in the U.S. Caribbean ECA went into effect in 2014, and the second phase began in 2015. Beginning in 2016, stringent engine standards for nitrogen oxide became effective in both the North American ECA and the U.S. Caribbean ECA. U.S. air emissions standards have incorporated these amended Annex VI requirements. China has designated three ECAs at the Pearl River Delta, the Yangtze River Delta, and Bohai Bay. Beginning January 1, 2019, vessels operating within these areas were required to use fuels with no more than 0.5% sulfur. Additional or new conventions, laws, and regulations may be adopted that could require the installation of expensive emission control systems. Finally, in December 2022, the IMO’s MEPC adopted amendments to MARPOL Annex VI establishing a Mediterranean ECA for sulfur the enters into force on May 1, 2024, with a 12-month grace period. As a result, effective May 1, 2025, the fuels of vessels in the Mediterranean ECA will need to meet the more stringent 0.1% sulfur limit.

Ballast Water Management Convention

The IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments, or the “BWM Convention,” in February 2004. The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with a requirement for mandatory ballast water treatment. The BWM Convention entered into force on September 8, 2017; however IMO later decided to postpone the compliance date for existing vessels by 2 years, i.e. until the first renewal survey following September 8, 2019. Although the United States has not ratified the BWM Convention, it has implemented ballast water management requirements. As referenced below, the U.S. Coast Guard issued ballast water management rules on March 23, 2012, and the U.S. Environmental Protection Agency, or “EPA,” issued a five year Vessel General Permit (VGP) in March 2013 that contains numeric technology-based ballast water effluent limitations. The VGP program is in the process of being phased out and replaced with National Standards of Performance (NSPs) to be developed by the EPA and implemented and enforced by the U.S. Coast Guard. The 2013 VGP remains in effect pending such transition to NSPs. Except for one vessel, for which the BWTS has been purchased, all vessels have fully approved BWTS installed and commissioned.

Bunker Convention/CLC State Certificate

The International Convention on Civil Liability for Bunker Oil Pollution 2001, or the “Bunker Convention,” entered into force in State Parties to the Convention on November 21, 2008. The Bunker Convention provides a liability, compensation and compulsory insurance system for the victims of oil pollution damage caused by spills of bunker oil. The Bunker Convention requires the ship owner liable to pay compensation for pollution damage (including the cost of preventive measures) caused in the territory, including the territorial sea of a State Party, as well as its economic zone or equivalent area. Registered owners of any sea going vessel and seaborne craft over 1,000 gross tonnage, of any type whatsoever, and registered in a State Party, or entering or leaving a port in the territory of a State Party, will be required to maintain insurance that meets the requirements of the Bunker Convention and to obtain a certificate issued by a State Party attesting that such insurance is in force. The State issued certificate must be carried on-board at all times.

Although the United States is not a party to these conventions, many countries have ratified and followed the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended in 2000, or the “CLC.” Under this convention and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel’s registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by a discharge of persistent oil, subject to certain complete defenses. The limited liability protections are forfeited under the CLC where the spill is caused by the owner’s actual fault and under the 1992 Protocol where the spill is caused by the owner’s intentional or reckless conduct. Vessels trading to states that are parties to these conventions must provide evidence of insurance covering the liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or on a strict-liability basis.

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

Compliance Enforcement

The flag state, as defined by the United Nations Convention on Law of the Sea, has overall responsibility for the implementation and enforcement of international maritime regulations for all ships granted the right to fly its flag. The “Shipping Industry Guidelines on Flag State Performance” evaluates flag states based on factors such as sufficiency of infrastructure, ratification of international maritime treaties, implementation and enforcement of international maritime regulations, supervision of surveys, casualty investigations, and participation at IMO meetings. As of January 2016, auditing of flag states that are parties to the SOLAS convention is mandatory and are conducted under the IMO Instruments Implementation Code (III Code), which guides the implementation and enforcement of IMO policies by flag states. These audits may lead the various flag states to be more aggressive in their enforcement, which may in turn lead us to incur additional costs.

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

Oil Pollution Act of 1990

The U.S. Oil Pollution Act of 1990, or “OPA 90,” established an extensive regulatory and liability regime for environmental protection and cleanup of oil spills. OPA 90 affects all owners and operators whose vessels trade with the United States or its territories or possessions, or whose vessels operate in the waters of the United States, which include the U.S. territorial waters and the two hundred nautical miles exclusive economic zone of the United States. OPA 90 may affect us because we carry oil as fuel and lubricants for our engines, and the discharge of these could cause an environmental hazard. Under OPA 90, vessel operators, including vessel owners, managers and bareboat or “demise” charterers, are “responsible parties” who are all liable regardless of fault, individually and as a group, for all containment and clean-up costs and other damages arising from oil spills from their vessels. These “responsible parties” would not be liable if the spill results solely from the act or omission of a third-party, an act of God, or an act of war. The other damages aside from clean-up and containment costs are defined broadly to include:

•	natural resource damages and related assessment costs;

•	real and personal property damages;

•	net loss of taxes, royalties, rents, profits, or earnings capacity;

•	net cost of public services necessitated by a spill response, such as protection from fire, safety, or health hazards; and

•	loss of subsistence use of natural resources.

Effective March 23, 2023, the U.S. Coast Guard adjusted the limits of OPA liability to the greater of $2,500 per gross ton or $21.5 million for any double-hull tanker that is over 3,000 gross tons (subject to possible adjustment for inflation) (relevant to the Alma Maritime carriers). These limits of liability do not apply, however, where the incident is caused by a violation of applicable U.S. federal safety, construction, or operating regulations, or by the responsible party’s gross negligence or willful misconduct. These limits likewise do not apply if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the substance removal activities. This limit is subject to possible adjustment for inflation. OPA 90 specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for the discharge of pollutants within their waters. In some cases, states, which have enacted their own legislation, have not yet issued implementing regulations defining shipowners’ responsibilities under these laws. We believe that we are in substantial compliance with OPA 90 and all applicable state regulations in the ports where our vessels call. OPA 90 requires owners and operators of vessels to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet the limit of their potential strict liability under OPA 90. Under the regulations, evidence of financial responsibility may be demonstrated by insurance, surety bond, self-insurance, or guaranty. Under OPA 90 regulations, an owner or operator of more than one vessel is required to demonstrate evidence of financial responsibility for the entire fleet in an amount equal only to the financial responsibility requirement of the vessel having the greatest maximum liability under OPA 90. Each of our ship-owning subsidiaries that have vessels trading in U.S. waters has applied for and obtained from the U.S. Coast Guard National Pollution Funds Center, three-year certificates of financial responsibility, or “COFRs,” supported by guarantees which we purchased from an insurance based provider. We believe that we will be able to continue to obtain the requisite guarantees and that we will continue to be granted COFRs from the U.S. Coast Guard for each of our vessels that is required to have one.

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

In December 2018, the Vessel Incidental Discharge Act (VIDA) was signed into law and restructured the EPA and the U.S. Coast Guard programs for regulating incidental discharges from vessels. Rather than requiring CWA permits, the discharges will be regulated under a new CWA Section 312(p) establishing Uniform National Standards for Discharges Incidental to Normal Operation of Vessels. Under VIDA, VGP provisions and existing U.S. Coast Guard regulations will be phased out over approximately four years and replaced with National Standards of Performance (NSPs) to be developed by EPA and implemented and enforced by the U.S. Coast Guard. On October 26, 2020, EPA issued proposed regulations to establish NSPs, including general discharge standards of performance, covering general operation and maintenance, biofouling management, and oil management, and specific discharge standards applicable to specified pieces of equipment and systems. Final regulations are currently expected in 2023. The scheduled expiration date of the 2013 VGP was December 18, 2018, but under VIDA the provisions of the VGP will remain in place until the new regulations are in place.

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

In February 2016, the U.S. Coast Guard issued a rule amending the Coast Guard’s ballast water management recordkeeping requirements to require vessels with ballast tanks operating exclusively on voyages between ports or places within a single Captain of the Port zone to submit an annual report of their ballast water management practices. Further, under the amended requirements, vessels may submit their reports after arrival at the port of destination before arrival. As discussed above, under VIDA, existing U.S. Coast Guard ballast water management regulations will be phased out over approximately four years and replaced with National Standards of Performance (NSPs) to be developed by EPA and implemented and enforced by the U.S. Coast Guard.

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

European Union Regulations

The European Union has also adopted legislation that would: (1) ban manifestly sub-standard vessels (defined as those over 15 years old that have been detained by port authorities at least twice in six months) from European waters and create an obligation of port states to inspect vessels posing a high risk to maritime safety or the marine environment; and (2) provide the European Union with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of negligent societies.

The European Union has implemented regulations requiring vessels to use reduced sulfur content fuel for their main and auxiliary engines. The EU Directive 2005/EC/33 (amending Directive 1999/32/EC) introduced parallel requirements in the European Union to those in MARPOL Annex VI in respect of the sulfur content of marine fuels. In addition, it introduced a 0.1% maximum sulfur requirement for fuel used by ships at berths in EU ports, effective January 1, 2010. The European Commission amended directive 2005/33/EU to align it with the provisions of IMO 2020 on the sulfur content of marine fuels.

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

As of January 1, 2013, all new ships must comply with mandatory requirements adopted by the MEPC of IMO in July 2011 in part to address greenhouse gas emission. These requirements add energy efficiency standards through an Energy Efficiency Design Index (EEDI). IMO’s Greenhouse Gas Working Group agreed on these guidelines to require all ships to develop and implement a Ship Energy Efficiency Plan, or SEEMP. The regulations apply to all ships of 400 tonnes gross tonnage and above. The IMO also adopted a mandatory requirement in October 2016 that ships of 5000 gross tonnage and above record and report their fuel oil consumption. The requirement entered into force on March 1, 2018. These rules will likely affect the operations of vessels that are registered in countries that are signatories to MARPOL Annex VI or vessels that call upon ports located within such countries. In November 2020, the MEPC adopted further amendments to MARPOL Annex VI intended to significantly strengthen the EEDI “phase 3” requirements. These amendments accelerate the entry into effect date of phase 3 from 2025 to 2022 for several ship types, including gas carriers, general cargo ships and LNG carriers and require new ships built from that date to be significantly more energy efficient. The MEPC also is looking into the possible introduction of a phase 4 of EEDI requirements. The IMO is also considering the development of a market-based mechanism for greenhouse gas emissions from ships. At the October 2016 Marine Environmental Protection Committee session, the IMO adopted a roadmap for developing a comprehensive IMO strategy on reduction of GHG emissions. In April 2018, the MEPC adopted an initial strategy designed to reduce the emission of greenhouse gases from vessels, including short-term, mid-term and long-term candidate measures with a vision of reducing and phasing out greenhouse gas emissions from vessels as soon as possible in the 21st Century and to reduce the total annual GHG emissions by at least 50% by 2050 compared to 2008. The MEPC has indicated that it is targeting revising and strengthening its initial strategy in mid-2023. In June 2021, the MEPC adopted amendments to MARPOL Annex VI that entered into force November 1, 2022 and establish an enforceable regulatory framework to reduce GHG emissions from international shipping, consisting of technical and operational carbon reduction measures. These measures include use of an Energy Efficiency Existing Ship Index, or EEXI, an operational Carbon Intensity Indicator, or CII and an enhanced SEEMP to drive carbon intensity reductions. A vessel’s attained EEXI will be calculated in accordance with values established based on type and size category, which compares the vessels’ energy efficiency to a baseline. A vessel will then be required to meet a specific EEXI based on a required reduction factor expressed as a percentage relative to the EEDI baseline. Under the MARPOL VI amendments, vessels with a gross tonnage of 5,000 or greater must determine their required annual operational CII and their annual carbon intensity reduction factor needed to ensure continuous improvement of the vessel’s CII. On an annual basis, the actual annual operational CII achieved must be documented and verified against the vessel’s required annual operational CII to determine the vessel’s operational carbon intensity rating on a performance level scale of A (major superior) to E (inferior). The performance level would be required to be recorded in the vessel’s SEEMP. A vessel with an E rating, or three consecutive years of a D (minor inferior) rating, will be required to submit a corrective action plan showing how the vessel would achieve a C (moderate) rating. The requirements for EEXI and CII certification included in the MARPOL Annex VI amendments took effect January 1, 2023, which means the first annual reporting will be completed in 2023 and the first rating given in

2024. This regulatory approach is consistent with the IMO GHG Strategy target of a 40% carbon intensity reduction for international shipping by 2030, as compared to 2008. The relatively slow progress of the IMO in addressing emissions of greenhouse gases from vessels prompted the EU to proceed on a parallel path of regulation. On September 15, 2020, the European Parliament adopted measures to include maritime transport in the EU’s emissions trading system as of 2022 and to set binding requirements for at least a 40% reduction (compared to 2018 levels) in GHG emissions by shipping companies by 2030. In July 2021, the European Commission announced proposals that would put in place measures to address greenhouse gases from shipping, including the phased inclusion of GHG emissions from large vessels in the EU emissions trading system beginning in 2023 and the inclusion of methane emissions in monitoring, reporting and verification requirements applicable to vessels.

In the United States, the EPA issued a final finding that greenhouse gases threaten public health and safety and has promulgated regulations under the Clean Air Act that control the emission of greenhouse gases from mobile sources, but not from marine shipping vessels and their engines and fuels. The EPA may decide in the future to regulate greenhouse gas emissions from these sources. The Agency has already been petitioned by the California Attorney General to regulate greenhouse gas emissions from oceangoing vessels. Other federal and state regulations relating to the control of greenhouse gas emissions may follow, including climate change initiatives that have been considered by the U.S. Congress and by individual states.

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

The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel’s management with code requirements for a safety management system. No vessel can obtain a certificate unless its manager has been awarded a document of compliance, issued by each flag state, under the ISM Code. We have obtained documents of compliance and safety management certificates for all of our vessels for which certificates are required by the IMO.

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

Our vessels have Security Plans, appointed and trained Ship and Office Security Officers and each of our vessels in our fleet complies with the requirements of the ISPS Code and SOLAS.

Other Regulation

Our vessels may also become subject to the International Convention on Liability and Compensation for Damage in Connection with the Carriage of Hazardous and Noxious Substances by Sea, 1996 as amended by the Protocol to the HNS Convention, adopted in April 2010, or the “2010 HNS Protocol,” and collectively, the “2010 HNS Convention,” if it is entered into force. At least 12 states must ratify or accede to the 2010 HNS Protocol for it to enter into effect. In January 2022, Estonia became the sixth state to ratify the protocol. At least six more states must ratify or accede to the protocol for it to enter into effect. In 2020, EU Ministers signed a declaration highlighting the importance of ratifying the 2010 HNS Convention. A number of states have reported on significant progress toward implementation and ratification of the 2010 HNS Convention.

The Convention creates a regime of liability and compensation for damage from hazardous and noxious substances, or “HNS.” The 2010 HNS Convention sets up a two-tier system of compensation composed of compulsory insurance taken out by shipowners and an HNS Fund which comes into play when the insurance is insufficient to satisfy a claim or does not cover the incident. Under the 2010 HNS Convention, if damage is caused by bulk HNS, claims for compensation will first be sought from the shipowner up to a maximum of 100 million Special Drawing Rights, or “SDR,” which was equivalent to $138 million U.S. dollars as of January 31, 2016. SDRs are supplementary, foreign exchange reserve assets created and maintained by the International Monetary Fund, or “IMF,” based upon a basket of currencies (consisting of the euro, Chinese yuan, Japanese yen, pound sterling and U.S. dollar). The SDR basket is reviewed every five years, or earlier if warranted, to ensure that the basket reflects the relative importance of currencies in the world’s trading and financial systems. SDRs are not a currency, but instead represent a claim to currency held by IMF member countries for which SDRs may be exchanged. Monetary values and limits in many international maritime treaties are expressed in terms of SDRs. As of December 31, 2022, the exchange rate was 1 SDR equal to 1.34 U.S. dollars. If the damage is caused by packaged HNS or by both bulk and packaged HNS, the maximum liability is 115 million SDR (equivalent to approximately $154.1 million U.S. dollars as of December 31, 2022). Once the limit is reached, compensation will be paid from the HNS Fund up to a maximum of 250 million SDR (equivalent to approximately $335 million U.S. dollars as of December 31, 2022). The 2010 HNS Convention has not been ratified by a sufficient number of countries to enter into force, and we cannot estimate the costs that may be needed to comply with any such requirements that may be adopted with any certainty at this time.

In-House Inspections

We, NMM and PGS carry out inspections of the ships under management regularly; to verify conformity with managers’ reports on upkeep and maintenance. The result of these inspections, which are conducted both in port and underway, is a report containing action items and recommendations for improvements to the overall condition of the vessel, maintenance, safety and crew welfare. The vessels we manage in-house are inspected regularly to verify their condition and that upkeep, maintenance, crewing standards and welfare comply with the requirements of our Safety Management System.

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

The health and safety of our crew is paramount as we continue our vital role in the supply of liquefied gases worldwide while meeting the needs of our customers, suppliers and other partners. We have introduced significantly enhanced procedures onboard all our vessels, for agents and other shoreside personnel coming on board, as well as other lockdown procedures in the event a crew member falling ill.

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

Our existing fleet had an average age of 10.4 years as of December 31, 2022. We believe that our relatively young fleet positions us well to compete in terms of our vessels meeting the strategic and operational needs of our charterers. We own and operate the largest fleet in the handysize segment, which, in our view, enhances our position relative to our competitors. While there are some barriers to entry for operating liquefied gas carriers, including the complexity of operating semi-refrigerated gas carriers that constantly require switching between a myriad of cargo types, crew expertise, and the availability of finance, new entrants have entered the market over the last number of years.

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

Properties

Other than our vessels and our investment in the Ethylene Export Terminal, we do not own any material property. We lease office space for our representative offices in London, Copenhagen, Gdynia and Houston.

The lease term for our representative office in London commenced in January 2022 and is for a period of 10 years with a mutual break option in February 2027, which is the fifth anniversary of the lease commencement date. The gross rent per year for our office lease is approximately $1.1 million.

The lease term for our representative office in Copenhagen commenced in September 2021 and expires in December 2025. The gross rent per year for our office lease is approximately $0.2 million.

The lease term for our representative office in Gdynia, Poland was revised during 2021 for an amended period to May 31, 2025. The gross rent per year is approximately $64,000.

The lease term for our representative office in Houston, USA commenced on March 14, 2023 and is for an initial period of 2 years. The gross rent per year is approximately $60,000.

Employees

We had 155 shore based employees as of December 31, 2022, compared to 124 shore based employees at the end of December 31, 2021. We also had approximately 1,800 crew onboard our vessels. We consider our employee relations to be good.

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

Status as a Corporation. We are treated as a corporation for U.S. federal income tax purposes. As such, we are subject to U.S. federal income tax on our income to the extent it is from U.S. sources or is effectively connected with the conduct of a trade or business in the United States as discussed below unless such income is exempt from tax under Section 883 of the Code.

Taxation of Operating Income. Substantially all of our gross income for 2022 and a significant proportion of our future gross income is attributable to the transportation of LPGs and petrochemicals and related products. Gross income that is attributable to transportation that either begins or ends, but that does not both begin and end, in the United States, or “U.S. Source International Transportation Income,” is considered to be 50.0% derived from sources within the United States and may be subject to U.S. federal income tax as described below. Gross income attributable to transportation that both begins and ends in the United States, or “U.S. Source Domestic Transportation Income,” is considered to be 100.0% derived from sources within the United States and generally is subject to U.S. federal income tax on a net basis. Gross income attributable to transportation exclusively between non-U.S. destinations is considered to be 100.0% derived from sources outside the United States and generally is not subject to U.S. federal income tax. We are not permitted by law to engage in transportation that gives rise to U.S. Source Domestic Transportation Income. However, certain of our activities give rise to U.S. Source International Transportation Income, and we may in the future increase our operations in the United States, which would increase the amount of our U.S. Source International Transportation Income, all of which would be subject to U.S. federal income taxation unless the exemption from U.S. taxation under Section 883 of the Code, or the “Section 883 Exemption,” applies.

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

•	we satisfy the Publicly Traded Test (as described below); and

•	we meet certain substantiation, reporting, and other requirements (or the “Substantiation Requirement”).

In order for a non-U.S. corporation to meet the Publicly Traded Test, its equity interests must be “primarily traded” and “regularly traded” on an established securities market either in the United States or in a jurisdiction outside the United States that grants an Equivalent Exemption. The Section 883 Regulations provide, in pertinent part, that equity interests in a non-U.S. corporation will be considered to be “primarily traded” on an established securities market in a given country if, with respect to the class or classes of equity relied upon to meet the “regularly traded” requirement described below, the number of shares of each such class that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in such class that is traded during that year on established securities markets in any other single country.

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

Even if a class of equity satisfies the foregoing requirements, and thus generally would be treated as “regularly traded” on an established securities market, an exception may apply to cause the class to fail the regularly traded test if, for more than half of the number of days during the taxable year, one or more 5.0% shareholders (i.e., shareholders owning, actually or constructively, at least 5.0% of the vote and value of that class) own in the aggregate 50.0% or more of the vote and value of the class (which we refer to as the “Closely Held Block Exception”). For purposes of identifying its 5.0% shareholders, a corporation is entitled to rely on Schedule 13D and Schedule 13G filings made with the SEC. The Closely Held Block Exception does not apply, however, in the event the corporation can establish that a sufficient proportion of such 5.0% shareholders are Qualified Shareholders (as defined below) so as to preclude 5.0% shareholders who are not Qualified Shareholders from owning 50.0% or more of the value of that class for more than half the days during the taxable year. Qualified Shareholders include:

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

From the 2014 taxable year through the 2022 taxable year, we believe that we satisfied the requirements of the Section 883 exemption and therefore we were not subject to U.S. federal income taxation on our U.S. Source International Transportation Income. For the current and future taxable years, we believe we will be able to satisfy the Publicly Traded Test, provided we satisfy the listing and trading volume requirements described previously and the Closely Held Block Exception does not apply for such years. Our common stock, which is our only class of equity outstanding, represents more than 50.0% of the total combined voting power and value of all classes of our equity interests entitled to vote. In addition, because our common stock is traded only on the NYSE, which is considered to be an established securities market, our equity interests are “primarily traded” on an established securities market for purposes of the Publicly Traded Test. Further, we anticipate that our common stock will meet the “regularly traded” requirement of the Publicly Traded Test.

According to Schedule 13D and Schedule 13G filings with the SEC, 5.0% shareholders currently own, in the aggregate, more than 50.0% of the total vote and value of our common stock. Assuming such 5.0% shareholders continue to be 5.0% shareholders and continue to own 50% or more of our common stock for the foreseeable future, the Closely Held Block Exception generally will cause us to fail the regularly traded requirement of the Publicly Traded Test for the current and future taxable years. However, we intend to obtain ownership statements that we believe will establish that a sufficient proportion of our 5.0% shareholders are ultimately owned by Qualified Shareholders so as to cause the Closely Held Block Exception not to apply for the foreseeable future. Notwithstanding our current expectations, additional persons that are not Qualified Shareholders may become 5.0% shareholders at any time. If 50.0% or more of our common stock were held by 5.0% shareholders (other than Qualified Shareholders) for more than half of the days of the current or any future year, we would likely not qualify for an exemption under Section 883 for such taxable year, due to the Closely Held Block Exception. Because qualification for the Section 883 Exception depends upon factual matters that are subject to change and are outside of our control, there can be no assurance that we will be able to satisfy the Publicly Traded Test for the current or any future taxable year. Please see “—The Net Basis Tax and Branch Profits Tax” and “—The 4.0% Gross Basis Tax” below for a discussion of the consequences in the event we do not satisfy the Publicly Traded Test or otherwise fail to qualify for the Section 883 Exemption.

The Net Basis Tax and Branch Profits Tax. If we earn U.S. Source International Transportation Income and the Section 883 Exemption does not apply, then the U.S. source portion of such income may be treated as effectively connected with the conduct of a trade or business in the United States, or “Effectively Connected Income,” if (1) we have a fixed place of business in the United States involved in the earning of such U.S. Source International Transportation Income and (2) substantially all of our U.S. Source International Transportation Income is attributable to regularly scheduled transportation or, in the case of vessel leasing income, is attributable to a fixed place of business in the United States. In addition, if we earn other types of income within the territorial seas of the United States, such income may be treated as Effectively Connected Income.

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

On the sale of a vessel that has produced Effectively Connected Income, we could be subject to the net basis U.S. federal corporate income tax as well as branch profits tax with respect to the gain recognized up to the amount of certain prior deductions for the depreciation that reduced Effectively Connected Income. Otherwise, we would not be subject to U.S. federal income tax with respect to gain realized on the sale of a vessel, provided the sale is considered to occur outside of the United States under U.S. federal income tax principles. In general, the sale of a vessel will be considered to occur outside of the United States for this purpose if title to the vessel, and risk of loss with respect to the vessel, pass to the buyer outside the United States. It is expected that any sale of a vessel by us will be considered to occur outside the United States.

As noted above, the Ethylene Export Terminal on the U.S. Gulf Coast, which initially became operational in 2019, generated a portion of our gross income for 2022 from its operations. Our U.S. subsidiary that owns our interest in the Ethylene Export Terminal will be subject to U.S. federal income tax (generally at a rate of 21.0%) on its 50% share of any net income from the Ethylene Export Terminal, and U.S. withholding tax generally will apply to dividends paid by such U.S. subsidiary to its shareholder.

The 4.0% Gross Basis Tax. If the Section 883 Exemption does not apply and the net basis tax does not apply, we will be subject to a 4.0% U.S. federal income tax on the U.S. source portion of our gross U.S. Source International Transportation Income, without the benefit of deductions. Under the sourcing rules described above under “—Taxation of Operating Income,” 50.0% of our U.S. Source International Transportation Income would be treated as being derived from U.S. sources.

Republic of the Marshall Islands Taxation

Certain of our vessel-owning subsidiaries are companies incorporated in the Republic of the Marshall Islands. We believe that because we and our controlled affiliates do not, and do not expect to, conduct business or operations in the Republic of the Marshall Islands, neither we nor our controlled affiliates will be subject to income, capital gains, profits, or other taxation under current Republic of the Marshall Islands law. As a result, distributions by our controlled affiliates to us will not be subject to Republic of the Marshall Islands taxation.

Panama Taxation

Certain of our vessel-owning subsidiaries are companies incorporated in the Republic of Panama. Companies that own vessels engaged in international transportation are not subject to taxes in Panama.

Denmark Taxation

A number of our subsidiaries are incorporated companies in Denmark. The vessels owned by these Danish companies are entered into Danish tonnage tax which results in taxation being incurred based on the size of the vessels, regardless of their operational results.

U.K. Taxation

A number of our subsidiaries are U.K. incorporated companies and are subject to U.K. corporation tax on all their profits wherever arising. If we and any of our controlled affiliates not incorporated in the United Kingdom ensure that our central management and control is exercised outside of the United Kingdom, and we do not otherwise create a U.K. permanent establishment by carrying on business in the United Kingdom, we should not become subject to U.K. corporation tax. Where a company’s central management and control is exercised is a question of fact to be decided in accordance with the particular circumstances of each company. Similarly, diverted profits tax, which was introduced in the UK to counter arrangements where profits are diverted and fall outside of the charge to UK tax, could become a future risk. However, any distributions paid to us by our U.K. subsidiaries will not be subject to U.K. taxation.

Singapore Taxation

Falcon Funding PTE Ltd is a Singaporean service company and is subject to Singaporean tax on all its profits wherever arising.

Indonesia Taxation

PT Navigator Khatulistiwa “PTNK” is a joint venture in which 49% of the voting and dividend rights are owned by a subsidiary though ultimately controlled at the shareholder level by our subsidiary, and 51% of such rights are owned by Indonesian limited liability companies. PTNK is subject to Indonesian freight tax on all of its gross shipping transportation revenue at a rate of 1.2% when a vessel is performing Indonesian cabotage and 2.64% in the event a vessel performs an international voyage. Dividends and other fees paid by PTNK are subject to a 10% Indonesian withholding tax.

Poland Taxation

NGT Services (Poland) Sp. Z O.O. is a Polish service company and is subject to Polish tax on all its profits wherever arising.

Maltese Taxation

OCY Aurora Ltd., the lessor VIE, is a Maltese special purpose company and is subject to Maltese tax on all its profits wherever arising. Please read Note 10—Variable Interest Entities to our consolidated financial statements.

C.	Organizational Structure

See Exhibit 8.1 to this Annual Report— Group Subsidiaries, which is incorporated by reference in this Item 4.C.

D.	Property, Plant and Equipment

Other than our vessels and our investment in the Ethylene Export Terminal mentioned above, we do not have any material properties.

Item	4A. Unresolved Staff Comments

None

Item	5. Operating and Financial Review and Prospects

A.	Operating Results

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

Overview

We are the owner and operator of 56 liquefied gas carriers, which includes the world’s largest fleet of handysize liquefied gas carriers. We also own a 50% share in our Ethylene Export Terminal at Morgan’s Point, Texas on the Houston Ship Channel through our Export Terminal Joint Venture. We provide international and regional seaborne transportation services of petrochemical gases, LPG and ammonia for energy companies, industrial users and commodity traders. These gases are transported in liquefied form, by applying cooling and/or pressure, to reduce volume by up to 900 times depending on the cargo, making their transportation more efficient and economical.

We employ our vessels through a combination of time charters, voyage charters and COAs. Of our current 56 vessels, nine are commercially managed through an independent Pool, the Unigas Pool. We employ the other

47 vessels under a combination of time charters, COA’s and voyage charters on the spot market 13 of which are operated through the Luna Pool. As of December 31, 2022, 34 vessels were employed under time charters (December 31, 2021: 26 vessels), one was employed under a contract of affreightment (December 31, 2021: two vessels) and nine were employed in the spot market (December 31, 2021: 17 vessels). Our operated vessels earned an average time charter equivalent rate of approximately $23,317 per vessel per day ($709,236 per vessel per calendar month) during the year ended December 31, 2022, compared to approximately $22,145 per day ($673,575 per vessel per calendar month) for the year ended December 31, 2021.

We own a 50% share in our Ethylene Export Terminal at Morgan’s Point, Texas on the Houston Ship Channel through our Export Terminal Joint Venture. Our Ethylene Export Terminal, which includes an ethylene cryogenic storage tank with a capacity of 30,000 tons, has the capacity to export approximately one million tons of ethylene per year and is capable of loading ethylene-capable gas carriers at rates of 1,000 tons per hour. The Ethylene Export Terminal has entered into several take or pay offtake agreements, which had initial minimum terms of five years with aggregate minimum throughput commitments of 938,000 tons of ethylene annually, or 94% of the terminal’s nameplate capacity. In November 2022, we announced our intention to participate in a capital project under our Export Terminal Joint Venture, together with our joint venture partner, to extend the Ethylene Export Terminal, under the existing joint venture agreement. When completed, the Expansion Project is expected to provide significant additional ethylene refrigeration capacity for the Export Terminal Joint Venture (expanding the export capacity from approximately one million tons per year to at least 1.5 million tons per year of ethylene). We expect construction of the expansion to commence in in the second quarter of 2023 and to be completed in the second half of 2024, at which time the additional terminal capacity would be expected to begin commercial service. The capital contributions required from us to the Export Terminal Joint Venture for the Expansion Project are expected to be approximately $120-$130 million, commencing in the first quarter of 2023 and ending in the fourth quarter of 2024, which we expect to fund from a combination of existing cash resources, distributions from the Export Terminal Joint Venture during the course of the expansion and additional debt financing.

Vessel Contracts

We generate revenue by providing seaborne transportation services to customers pursuant to the following five types of contractual relationships:

Time Charters. A time charter is a contract under which a vessel is chartered for a defined period of time at a fixed daily or monthly rate. Under time charters, we are responsible for providing crewing and other vessel operating services, the cost of which is intended to be covered by the fixed rate, while the customer is responsible for substantially all of the voyage expenses, including any bunker fuel consumption, port expenses and canal tolls. LPG is typically transported under a time charter arrangement, generally with a term of 12 months. However, 16 of our 34 time charters at December 31, 2022 are for long-term charters exceeding 12 months. For the year ended December 31, 2022, approximately 51.9% of our revenue was generated pursuant to time charters, compared to approximately 47.2% for the year ended December 31, 2021.

Voyage Charters. A voyage charter or spot charter is a contract, typically for shorter intervals, for transportation of a specified cargo between two or more designated ports. This type of charter is priced on a current or “spot” market rate, typically on a price per ton of product carried rather than a daily or monthly rate. Under voyage charters, we are responsible for all of the voyage expenses in addition to providing the crewing and other vessel operating services. Petrochemical gases have typically been transported pursuant to voyage charters, as the seaborne transportation requirements of petrochemical product traders have historically resulted from a particular product arbitrage at a point in time. For the year ended December 31, 2022, approximately 39.6% of our revenue was generated pursuant to voyage charters, compared to approximately 31.4% for the year ended December 31, 2021.

Contracts of Affreightment. A COA is a contract to carry specified quantities of cargo, usually over prescribed shipping routes, at a fixed price per ton basis (often subject to fuel price or other adjustments) over a defined period of time. As such, a COA essentially consists of a number of voyage charters to carry a specified amount of cargo over a specified time period (i.e. the term of the COA), which can span for months to potentially years. Similar to a voyage charter, we are typically responsible for all voyage expenses in addition to providing all crewing and other vessel operating services when trading under a COA. For the year ended December 31, 2022, approximately 8.5% of our revenue was generated pursuant to COAs, compared to approximately 8.8% for the year ended December 31, 2021.

Operating Revenues—Luna Pool collaborative arrangements. Operating revenues – Luna Pool collaborative arrangements represent our share of pool net revenues generated by the other participant’s vessels in the pool. Luna Pool earnings are aggregated and then allocated (after deducting pool overheads and manager’s fees) to the pool participants in accordance with the pooling agreement. For the year ended December 31, 2022, Luna Pool operating revenues represented approximately 4.7% of our total operating revenues compared to approximately 6.5% for the year ended December 31, 2021.

Unigas Pool. – Revenue from the Unigas Pool represents our share of pool net revenues earned from our vessels operating within the independent commercially managed Unigas Pool, based on agreed pool points. For the year ended December 31, 2022, Unigas Pool revenues represented approximately 9.8% of our total operating revenues compared to approximately 6.6% for the year ended December 31, 2021.

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

We believe that the size and versatility of our fleet, which enables us to carry the broadest set of liquefied gases subject to seaborne transportation across a diverse range of conditions and geographies, together with our track record of operational excellence, positions us as the partner of choice for many companies requiring seaborne liquefied gas transportation and distribution solutions. In addition, we believe that the versatility of our fleet affords us with backhaul and triangulation opportunities not available to many of our competitors, thereby providing us with opportunities to increase utilization and profitability. We seek to enhance our returns through a flexible, customer-driven chartering strategy that combines a base of time charters and COAs with more opportunistic, higher-rate voyage charters.

Important Financial and Operational Terms and Concepts

We use a variety of financial and operational terms and concepts in the evaluation of our business and operations. These include the following:

Operating Revenues. Our operating revenues include revenue from time charters, spot or voyage charters, COA’s and Pool arrangements. Operating revenues are affected by the mix of business between time charters, voyage charters and pool arrangements, as well as charter rates and the number of days a vessel operates. Rates for voyage charters are more volatile as they are typically tied to prevailing market rates at the time of the voyage. Historically, voyage charters have usually represented a smaller proportion of our annual operating revenue, but this can change as we transport more petrochemicals, including ethylene, typically by voyage charters or COAs.

Operating Revenues—Unigas Pool. Operating revenues – Unigas Pool represent our share of pool net revenues earned from our vessels operating within the independent commercially managed Unigas Pool, based on agreed pool points.

Operating Revenues—Luna Pool collaborative arrangements. Operating revenues – Luna Pool collaborative arrangements represent our share of pool net revenues generated by the other participant’s vessels in the pool. Luna Pool earnings are aggregated and then allocated (after deducting pool overheads and manager’s fees) to the pool participants in accordance with the pooling agreement. The Luna Pool, which comprises 14 ethylene vessels, focuses on the transportation of ethylene and ethane to meet the growing demands of our customers.

Brokerage Commissions. Brokerage commissions are costs remitted to shipping brokers for arranging business between us and our customers for our vessels and are calculated as a percentage of chartering income.

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

Voyage Expenses—Luna Pool collaborative arrangements. Voyage expenses – Luna Pool collaborative arrangements represent the other participant’s share of pool net revenues generated by our vessels in the pool.

Vessel Operating Expenses. Vessel operating expenses are expenses that are not unique to a specific voyage in operating the vessel. Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the cost of spares and consumable stores, tonnage taxes and other miscellaneous expenses. Our vessel operating expenses will increase as the age of our fleet increases. Other factors that are beyond our control may also cause these expenses to increase, including developments relating to market prices for insurance and crewing costs.

In connection with providing us with technical management for our fleet, NMM and PGS currently receive crewing and technical management fees of approximately $0.2 million per vessel per year in the aggregate, which fees are considered to be vessel operating expenses. Certain vessels which are under in-house technical management have the crewing function managed by one of our third-party technical managers for a fee. Our technical and crew management agreements continue until terminated on at least three months’ notice by either party, subject to certain exceptions. As of December 31, 2022, we managed 36 of the vessels in our fleet in-house.

Depreciation and Amortization. Depreciation and amortization expense consists of:

•

charges related to the depreciation of the historical cost of our fleet (or the revalued amount), less the estimated residual value of our vessels, calculated on a straight-line basis over their useful life, which was estimated to be 25 years with effect from January 1, 2022 (previously their useful life was estimated to be between 25 and 30 years); and

•	charges related to the amortization of capitalized drydocking expenditures relating to our fleet over the period between drydockings.

General and Administrative Costs. General and administrative costs principally consist of the costs incurred in operating our London, Copenhagen and Gdynia representative offices, which manage our chartering, operations, technical management, accounting and administrative functions; our advisors’ services, including ongoing internal and external audit costs, taxation, legal and corporate services; and certain costs and expenses attributable to our board of directors. Please read “Item 4—Information on the Company—Business Overview—Commercial Management of the Fleet.” We incur additional expenses as a result of being a publicly-traded corporation, including costs associated with maintaining internal controls, quarterly and annual reports to shareholders and SEC filings, investor relations and NYSE annual listing fees. We may also grant equity compensation that would result in an expense to us. Please read “Item 6—Directors, Senior Management and Employees—Compensation—Equity Compensation Plans—2013 Long-Term Incentive Plan.”

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

Interest expense and interest income. Interest expense depends on our level of borrowings and may also change with prevailing interest rates, although our interest rate swaps or other derivative instruments may reduce the effect of these changes. Interest income will depend on prevailing interest rates and the level of our cash deposits and restricted cash deposits. Interest expense may also depend on our consolidated lessor VIE entity’s overall level of borrowing, including costs associated with such borrowing. For additional detail refer to Note 10—Variable Interest Entities to our consolidated financial statements.

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

Earning Days. We define earning days as available days less the aggregate number of days that our operated vessels are not generating revenue, which includes idle days and off-hire days for any reason other than major scheduled maintenance. We use earning days to measure the aggregate number of days in a period that our operated vessels are servicing our customers.

Fleet Utilization. We define fleet utilization as the total number of earning days in a period divided by the total number of available days during that period.

Time Charter Equivalent Rate TCE rate is a measure of the average daily revenue performance of a vessel. TCE is not calculated in accordance with U.S. GAAP. For all charters, we calculate TCE by dividing total operating revenues (excluding collaborative arrangements and revenues from the Unigas Pool), less any voyage expenses (excluding collaborative arrangements), by the number of earning days for the relevant period. TCE rates exclude the effects of the collaborative arrangements, as earning days and fleet utilization, on which TCE rates are based, are calculated for our owned vessels, and not the average of all pool vessels. Under a time charter, the charterer pays substantially all of the vessel voyage related expenses, whereas for voyage charters, also known as spot market charters, we pay all voyage expenses. TCE rate is a shipping industry performance measure used primarily to compare period-to-period changes in a company’s performance despite changes in the mix of charter types (i.e., spot charters, time charters and contracts of affreightment) under which the vessels may be employed between the periods

Daily Vessel Operating Expenses. Daily vessel operating expenses are calculated by dividing vessel operating expenses by ownership days for the relevant time period.

Results of Operations

Factors Affecting Comparability

You should consider the following factors when evaluating our historical financial performance and assessing our future prospects:

•

Investment in Export Terminal Joint Venture. The Ethylene Export Terminal was fully operational from January 2021, although it had limited commercial operations prior to that time. There were 987,529 tons of ethylene throughput at the terminal during 2022, compared to 628,257 tons exported during 2021. The results from the Export Terminal Joint Venture are shown as “Share of results of equity method investments” on our consolidated statements of operations.

•

We have been significantly increasing the size of our fleet. In August 2021, the Company entered into the Ultragas Transaction with Ultranav to combine the Ultragas fleet and business activities with Navigator, by acquiring two entities, Othello Shipping Company S.A. with its then 18 wholly owned vessel owning entities and Ultragas, (renamed Navigator Gas Denmark Aps,), the vessels’ operator and with its subsidiary Ultraship, (renamed Navigator Shipmanagement Denmark ApS,), the in-house technical manager and associated entities UltraShip Crewing and Unigas Intl B.V. and the Unigas pool. The acquired fleet comprised:

•	seven modern 22,000cbm handysize semi-refrigerated vessels;

•

five smaller 12,000cbm ethylene vessels and six gas carriers in the 3,770-9,000 cbm range, two of which were subsequently sold, and three of which are ethylene capable. The existing nine vessels are commercially managed by the Unigas Pool.

•

We will have different financing arrangements. Our current financing arrangements may not be representative of our historical arrangements or the arrangements we will enter into in the future. We may amend our existing credit facilities or enter into other financing arrangements.

•

In August 2021, as part of the Ultragas Transaction, the Company assumed the loan facilities relating to the vessels acquired, consisting of five bank loans, secured on a total of 13 of the 18 vessels acquired.

•

In December 2022, the Company entered into a new $151.3 million term credit facility to finance the vessels acquired by the Navigator Greater Bay Joint Venture. As of December 31, 2022, we had drawn down $27.5 million with a further $91.8 million drawn in the first quarter of 2023, coinciding with the joint venture’s acquisition of the three Greater Bay vessels purchased so far in 2023.

•	In December 2022, the Company repaid in full the NOK 600 million senior secured bonds, (with an early redemption premium of 1.79%) the bonds incurred interest at NIBOR plus 6%.

•

Our results are affected by fluctuations in the fair value of our derivative instruments. The change in the fair value of our derivative instruments is included in our net income, which has fluctuated significantly in 2022 as forward interest rates have increased significantly. Please read Note 4—Derivative Instruments Accounted for at Fair Value and Note 20—Cash, Cash Equivalents and Restricted Cash to our consolidated financial statements.

Results of Operations for the Year Ended December 31, 2021 Compared to the Year Ended December 31, 2022

The following table compares our operating results for the years ended December 31, 2021 and 2022:

	Year Ended December 31, 2021	Year Ended December 31, 2022	Percentage Change
	(in thousands, except percentages)
Operating revenues	$352,922	$405,346	14.9%
Operating revenues—Unigas Pool	27,004	46,345	71.6%
Operating revenues—Luna Pool collaborative arrangements	26,555	22,101	(16.8%)

Total operating revenues	$406,481	$473,792	16.6%
Operating expenses:
Brokerage commissions	4,802	5,900	22.9%
Voyage expenses	71,953	78,674	9.3%
Voyage expenses—Luna Pool collaborative arrangements	20,913	20,716	(0.9%)
Vessel operating expenses	131,183	159,266	21.4%
Depreciation and amortization	88,486	126,220	42.6%
Impairment losses on vessels	63,581	—	—
Profit from sale of vessels	—	(4,721)	—
General and administrative costs	28,881	27,439	(5.0%)
Other income	(367)	(364)	(0.8%)

Total operating expenses	$409,432	$413,130	0.9%

Operating income / (loss)	$(2,951)	$60,662	—
Other income/(expense)
Foreign currency exchange gain on senior secured bonds	2,146	6,589	207.0%
Realized loss on cross currency interest rate swap	—	(6,270)	—
Unrealized gain on non-designated derivative instruments	791	25,124	3076.2%
Interest expense	(38,682)	(50,840)	31.4%
Loss on repayment of senior bonds	—	(1,102)	—
Write off of deferred financing costs	—	(212)	—
Interest income	302	1,082	258.3%

Income/(loss) before income taxes and share of result of equity method investments	$(38,394)	$35,033	—
Income taxes	(1,969)	(5,949)	202.1%
Share of results of equity method investments	11,147	25,794	131.4%

Net income /(loss)	$(29,216)	$54,878	—
Net income attributable to non-controlling interests	(1,748)	(1,405)	(19.6%)

Net income/(loss) attributable to stockholders of Navigator Holdings Ltd.	$(30,964)	$53,473	—

Operating Revenues. Operating revenues, net of address commissions, increased by $52.4 million or 14.9% to $405.3 million for the year ended December 31, 2022, from $352.9 million for the year ended December 31, 2021. This increase was primarily due to:

•

an increase in operating revenues of approximately $23.5 million attributable to an increase in vessel available days of 1,216 days, or 8.4% for the year ended December 31, 2022, compared to the year ended December 31, 2021. This increase in available days is primarily as a result of seven additional acquired handysize vessels as part of the Ultragas Transaction being part of the fleet for the twelve months ended December 31, 2022, compared to five months for the year ended December 31, 2021;

•

an increase in operating revenues of approximately $16.1 million attributable to an increase in average monthly time charter equivalent rates, which increased to an average of $23,317 per vessel per day ($709,236 per vessel per calendar month) for the year ended December 31, 2022, compared to an average of approximately $22,145 per vessel per day ($673,575 per vessel per calendar month) for the year ended December 31, 2021;

•

an increase in operating revenues of approximately $6.1 million attributable to an increase in fleet utilization which rose to 89.0% for the year ended December 31, 2022 compared to 87.4% for the year ended December 31, 2021; and

•

an increase in operating revenues of approximately $6.7 million primarily attributable to an increase in pass through voyage costs, associated with the additional vessels joining the fleet during the year ended December 31, 2022, compared to the year ended December 31, 2021.

The following table presents selected operating data for the years ended December 31, 2021 and 2022, which we believe are useful in understanding the basis for movements in operating revenues. It does not include our nine owned smaller vessels in the independent commercially managed Unigas Pool or the four vessels owned by Pacific Gas as of December 31, 2022 and operated within our Luna Pool:

Fleet Data:	Year Ended December 31, 2021	Year Ended December 31, 2022
Weighted average number of vessels	40.9	43.9
Ownership days	14,941	16,047
Available days	14,525	15,741
Earning days	12,688	14,010
Fleet utilization	87.4%	89.0%
Average daily time charter equivalent rate*	$22,145	$23,317

*

Non-GAAP Financial Measure -Time charter equivalent: Time charter equivalent (“TCE”) rate is a measure of the average daily revenue performance of a vessel. TCE is not calculated in accordance with U.S. GAAP. For all charters, we calculate TCE by dividing total operating revenues (excluding collaborative arrangements and revenues from the Unigas Pool), less any voyage expenses (excluding collaborative arrangements), by the number of earning days for the relevant period. TCE rates exclude the effects of the collaborative arrangements, as earning days and fleet utilization, on which TCE rates are based, are calculated for our owned vessels, and not the average of all pool vessels. Under a time charter, the charterer pays substantially all of the vessel voyage related expenses, whereas for voyage charters, also known as spot market charters, we pay all voyage expenses. TCE rate is a shipping industry performance measure used primarily to compare period-to-period changes in a company’s performance despite changes in the mix of charter types (i.e., spot charters, time charters and contracts of affreightment) under which the vessels may be employed between the periods. We include the average daily TCE rate, as we believe it provides additional meaningful information in conjunction with net operating revenues, because it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. Our calculation of TCE rate may not be comparable to that reported by other companies.

Reconciliation of Operating Revenues to TCE rate

The following table presents a reconciliation of operating revenues to TCE rate. Operating revenues are the most directly comparable financial measure calculated in accordance with U.S. GAAP for the periods presented.

Fleet Data:	Year Ended December 31, 2021	Year Ended December 31, 2022
Operating revenues (excluding collaborative arrangements) (in thousands)	$352,922	$405,346
Voyage expenses (excluding collaborative arrangements) (in thousands)	71,953	78,674

Operating revenues less Voyage expenses (in thousands)	$280,969	$326,672

Earning days	12,688	14,010
Average daily time charter equivalent rate	$22,145	$23,317

Operating Revenues—Unigas Pool. Operating revenues—Unigas Pool was $46.3 million for the year ended December 31, 2022, and represents our share of the revenue earned from our vessels operating within the Unigas Pool, based on agreed pool points, compared to $27.0 million for the year ended December 31, 2021. This increase was primarily a result of these vessels being acquired as part of the Ultragas Transaction in August 2021 and therefore there were only approximately five months of operating revenue included for the year ended December 31, 2021.

Operating Revenues—Luna Pool Collaborative Arrangements. Operating revenues—Luna Pool collaborative arrangements was $22.1 million for the year ended December 31, 2022, compared to $26.6 million for the year ended December 31, 2021. Operating revenues – Luna Pool collaborative arrangements represent our share of pool net revenues generated by the other participant’s vessels in the pool. The decrease was principally due to lower utilization and charter rates achieved by the other participant’s vessels for the year ended December 31, 2022 compared to the year ended December 31, 2021.

Brokerage Commissions. Brokerage commissions, which typically vary between 1.25% and 2.5% of revenue, increased by 22.9% to $5.9 million for the year ended December 31, 2022, compared to $4.8 million for the year ended December 31, 2021. This increase was primarily due to an increase in operating revenues on which brokerage commissions are based.

Voyage Expenses. Voyage expenses increased by 9.3% to $78.7 million for the year ended December 31, 2022, from $72.0 million for the year ended December 31, 2021. The increase is primarily due to additional voyage expenses for the increased number of vessels in the fleet for the year ended December 31, 2022, compared to the year ended December 31, 2021. These voyage expenses are pass through costs, corresponding to an increase in operating revenues of the same amount.

Voyage Expenses—Luna Pool Collaborative Arrangements. Voyage expenses—Luna Pool collaborative arrangements were $20.7 million for the year ended December 31, 2022, compared to $20.9 million for the year ended December 31, 2021. Voyage expenses—Luna Pool collaborative arrangements represent the other participant’s share of pool net revenues generated by our vessels in the pool. The net effect after deducting voyage expenses – Luna Pool collaborative arrangements from operating revenues – Luna Pool collaborative arrangements was that the other participant’s vessels contributed $1.4 million to our vessels in the Luna Pool for the year ended December 31, 2022 compared to $5.6 million for the year ended December 31, 2021.

Vessel Operating Expenses. Vessel operating expenses increased by 21.4% to $159.3 million for the year ended December 31, 2022, from $131.2 million for the year ended December 31, 2021, primarily as a result of additional vessels in the fleet. Average daily vessel operating expenses increased by $256 per vessel per day, or 3.2%, to $8,210 per vessel per day for the year ended December 31, 2022, compared to $7,954 per vessel per day for the year ended December 31, 2021.

Depreciation and Amortization. Depreciation and amortization increased by $37.7 million or 42.6% to $126.2 million for the year ended December 31, 2022, from $88.5 million for the year ended December 31, 2021. $12.4 million of this increase was as a result of additional vessels in the fleet for the year ended December 31, 2022 compared to the year ended December 31, 2021 and $25.6 million was as a result of the change of estimated useful lives of the vessels from 30 years to 25 years on January 1, 2022. Depreciation and amortization included amortization of capitalized drydocking costs of $18.0 million and $11.6 million for the year ended December 31, 2022 and 2021 respectively.

Impairment Losses on Vessels. There were no impairment losses on vessels for the year ended December 31, 2022, compared to $63.6 million for the year end December 31, 2021. The impairment losses for the year ended December 31, 2021, were due to an impairment review on which the estimated useful life of the vessels was reduced from 30 years to 25 years. These impairment losses related to a write down of the carrying values of eight vessels.

General and Administrative Costs. General and administrative costs decreased by $1.5 million or 5.0% to $27.4 million for the year ended December 31, 2022, from $28.9 million for the year ended December 31, 2021. The decrease in general and administrative costs was primarily due to the non recurrence of costs associated with the closure of our New York office during the year ended December 31, 2022, severance costs and legal and other costs incurred relating to the Ultragas Transaction during the year ended December 31, 2021.

Other Income. Other income was $0.4 million for both the years ended December 31, 2022 and 2021, and consists of that portion of the management fees for commercial and administrative activities performed by the Company for the Luna Pool, relating to the other participant’s vessels.

Non-operating Results

Foreign Currency Exchange Gain on Senior Secured Bonds. Exchange gains relate to movements on our 2018 Bonds which are denominated in Norwegian Kroner. The foreign currency exchange gain on translation of $6.6 million for the year ended December 31, 2022, was a result of the Norwegian Kroner weakening against the U.S. Dollar, to NOK 9.76 to USD 1.0 as of December 23, 2022, when the bonds were fully redeemed, compared to NOK 8.80 to USD 1.0 as of December 31, 2021. This compares to a foreign currency exchange gain on translation of $2.1 million for the year ended December 31, 2021, as the Norwegian Kroner had again weakened against the U.S. Dollar, being NOK 8.80 to USD 1.0 as of December 31, 2021 compared to NOK 8.53 to USD 1.0 as of December 31, 2020.

Realized Loss on Cross Currency Interest Rate Swap. The realized loss of $6.3 million on cross currency interest rate swap related to the movement in the fair value of our cross-currency interest rate swap between December 31, 2021 and the actual value of the swap on December 23, 2022, when our 2018 Bonds, on which the swap was based, were redeemed. The loss is primarily due to the weakening of the Norwegian Kroner against the U.S. Dollar. The unrealized loss on our cross-currency interest rate swap for the year ended December 31, 2021, was $2.2 million.

Unrealized Gain on Non-designated Derivative Instruments. The unrealized gain of $25.1 million on non-designated derivative instruments relates to the fair value movement in our interest rate swaps for the year ended December 31, 2022 as a result of increases in U.S LIBOR forward rates, relative to fixed rates in our interest rate swaps. This compares to an unrealized gain on our interest rate swap for the year ended December 31, 2021 of $3.0 million.

Interest Expense. Interest expense increased by $12.2 million, or 31.4%, to $50.8 million for the year ended December 31, 2022, from $38.7 million for the year ended December 31, 2021. The increase was primarily due to significant increases in U.S. LIBOR and SOFR during the year ended December 2022 as well as interest expense for the additional $192.7 million of debt assumed as part of the Ultragas Transaction in August 2021.

Loss on repayment of senior bonds. In connection with the redemption of our 2018 Bonds, pursuant to which we redeemed all of the outstanding principal amount on December 23, 2022, there was $1.1 million in redemption premium charges.

Write off of Deferred Financing Costs. The write off of deferred financing costs of $0.2 million for the year ended December 31, 2022, related to the unamortized portion of the deferred financing costs at the time of the redemption of our 2018 Bonds.

Income Taxes. For the year ended December 31, 2022, we incurred taxes of $5.9 million, an increase of $3.9 million compared to taxes of $2.0 million for the year ended December 31, 2021. Income taxes relate to taxes on our subsidiaries incorporated in the United States of America, for the earnings from the Ethylene Export Terminal; in the United Kingdom and Poland for management and other fees from affiliates; in Denmark, for Danish tonnage tax; in Singapore for interest earned from loans to our variable interest entity in Indonesia; and our consolidated VIE, incorporated in Malta. This increase in income taxes for the year ended December 31, 2022 is primarily as a result of deferred tax on our portion of the profits from the Ethylene Export Terminal.

Share of Result of Equity Method Investments. The share of result of the Company’s 50% ownership in the Export Terminal Joint Venture was income of $25.8 million for the year ended December 31, 2022, compared to $11.1 million for the year ended December 31, 2021. This increase is primarily as a result of increased volumes exported through the Ethylene Export Terminal, which were 987,529 tons for the year ended December 31, 2022 compared to 628,257 tons for the year ended December 31, 2021.

Non-Controlling Interest. We have entered into a sale and leaseback arrangement in November 2019 with the lessor SPV of a financial institution. Although we do not hold any equity investments in this lessor SPV, we have determined that we are the primary beneficiary of this entity and accordingly, we are required to consolidate this VIE into our financial results. The net income attributable to the financial institution of $1.4 million for the year ended December 31, 2022 and $1.7 million for the year ended December 31, 2021 is presented as non-controlling interest in our financial results.

We own a 25% and 40% share respectively in the equity of Ultraship Crewing Philippines Inc. (“UCPI”, “UltraShip Crewing”) and Navigator Support Services (Philippines) Inc. (“NSSPI”). These companies are established primarily to provide marine services as principals or agent to ship owners engaged in international maritime business, and business support services, respectively. The Company has determined that it has a variable interest in UCPI and NSSPI as it is considered to be the primary beneficiary as a result of having a controlling financial interest in the entities and has the power to direct the activities that most significantly impact UCPI’s and NSSPI’s economic performance. The net income attributable to the non-controlling interest in these entities of $0.1 million for both the years ended December 31, 2022 and 2021 is presented as non-controlling interest in our financial results.

Results of Operations for the Year Ended December 31, 2020 Compared to the Year Ended December 31, 2021

See “Item 5—Operating and Financial Review and Prospects—Operating Results—Results of Operations for the Year Ended December 31, 2020 Compared to Year Ended December 31, 2021” in our Annual Report on Form 20-F for the year ended December 31, 2021 for a discussion of our results of operations for the year ended December 31, 2020 compared to the year ended December 31, 2021 and other financial information related to the year ended December 31, 2020.

B.	Liquidity and Capital Resources

Liquidity and Cash Needs

Our primary sources of funds are cash, cash equivalents and restricted cash, cash from operations, undrawn bank borrowings and proceeds from bond issuances. As of December 31, 2022, we had cash, cash equivalents and restricted cash of $153.2 million along with $20.0 million available to be drawn down on one of our secured revolving credit facilities and a $7.5 million unused letter of credit available to be drawn on the Terminal Facility to be used solely to make capital repayments on that facility.

Our secured term loan facilities and revolving credit facilities require that the borrowers have liquidity (including undrawn available lines of credit with a maturity exceeding 12 months) of no less than (i) $25.0 million, $35.0 million, or $50.0 million, or (ii) 5% of Net Debt or total debt which was $43.1 million as of December 31, 2022, as applicable, whichever is greater. Please see “—Secured Term Loan Facilities and Revolving Credit Facilities”, and “2020 Senior Unsecured Bonds” below.

On October 18, 2022, the Company announced the Board’s authorization for a share repurchase program of up to $50.0 million of its common stock, to be implemented via open market purchases, privately negotiated transactions, or in accordance with an approved trading plan (under Rule 10b5-1). In December 2022, the Company commenced the share buyback program upon calling the NOK bonds. As of March 17, 2023, the Company had purchased and cancelled 2,023,998 common shares for a total amount of $25.4 million (an average price of $12.57 per share), leaving $24.6 million remaining from the initial $50.0 million authorization.

Our primary uses of funds are drydocking expenditures, voyage expenses, vessel operating expenses, general and administrative costs, expenditures incurred in connection with ensuring that our vessels comply with international and regulatory standards, capital contributions for the Expansion Project or any other expansion project at the Ethylene Export Terminal, capital contributions to our Navigator Greater Bay Joint Venture, financing expenses and repayment of bonds and bank loans and share repurchases under our share repurchase program. In addition to operating expenses, our medium-term and long-term liquidity needs relate to debt repayments, potential future newbuildings or acquisitions and the development of the Expansion Project at the Ethylene Export Terminal in our Export Terminal Joint Venture or other similar projects.

As of December 31, 2022, we had $866.6 million in outstanding obligations, which includes principal repayments on long-term debt, including our bonds, commitments in respect of the Navigator Aurora Facility and office lease commitments. Of the total outstanding obligations, $212.6 million matures during the year ending December 31, 2023, and $654.0 million matures after such date.

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

We currently have no newbuildings on order. However, we may place newbuilding orders or acquire additional vessels as part of our growth strategy, or may invest further in terminal infrastructures, including the Expansion Project for our Ethylene Export Terminal, or other import or export terminals.

Cash Flows

The following table summarizes our cash, cash equivalents and restricted cash provided by (used in) operating, financing and investing activities for the periods presented:

	Year Ended December 31,
	2020	2021	2022
	(in thousands)
Net cash provided by operating activities	$44,673	$97,941	$130,308
Net cash (used in)/provided by investing activities	(16,151)	33,057	35,640
Net cash used in financing activities	(35,381)	(66,094)	(134,140)
Effect of exchange rate changes on cash, cash equivalents and restricted cash*	(206)	48	(2,837)
Net increase/(decrease) in cash, cash equivalents and restricted cash	(6,859)	64,952	28,971

*	We have reclassified $0.2 million for December 31, 2020 in relation to ‘Other unrealized foreign exchange loss/(gain) in the cash flow to align with the current years presentation.

Net Cash Provided by Operating Activities. Net cash provided by operating activities for the year ended December 31, 2022, increased to $130.3 million, from $97.9 million for the year ended December 31, 2021, an increase of $32.4 million or 33.1%. This increase was primarily as a result of increased net income (after adding back depreciation and share of result of equity method investments) of $43.3 million; differences in changes in working capital movements of $10.6 million; offset by an increase in net gains on non-designated derivatives of $18.1 million.

Net cash flow from operating activities depends upon charter rates attainable, fleet utilization, fluctuations in working capital balances, repairs and maintenance activity, amount and duration of drydocks and changes in interest rates and foreign currency rates.

We are required to drydock each vessel once every five years until it reaches 15 years of age, after which we drydock vessels every two and a half to three years. Drydocking each vessel, including travelling to and from the drydock, takes approximately 30 days in total. Drydocking days generally include approximately 5-10 days of voyage time to and from the drydocking shipyard and approximately 15-20 days of actual drydocking time. Fourteen of our vessels undertook scheduled drydockings during 2022, the same number of vessels that underwent scheduled drydockings in 2021, which was an increase from the nine vessels in 2020.

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

Cash Provided by / (Used in) Investing Activities. Net cash provided by investing activities of $35.6 million for the year ended December 31, 2022, primarily represents net proceeds from the sale of vessels of $38.8 million, distributions from our equity method investments of $27.5 million, insurance recoveries during the year of $9.3 million and capital contributions from non-controlling interests of $5.9 million; offset by expenditure on vessels and their equipment of $45.7 million.

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

Cash (Used in) / Provided by Financing Activities. Net cash used in financing activities of $134.1 million for the year ended December 31, 2022, principally relates to repayments of our secured term loan facilities of $186.4 million, the repayment of the NOK Bond and the settlement of the related cross currency swap of $72.9 million, the repurchase of the Company’s shares pursuant to the share repurchase program in the amount of $5.5 million, as well as an extemporaneous repayment of $6.7 million on the Navigator Aurora Facility held within our consolidated lessor VIE, offset by drawdowns on the new term loan facilities of $139.3 million.

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

Cash Flows for the Year Ended December 31, 2020 Compared to the Year Ended December 31, 2021. See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Cash Flows” in our Annual Report on Form 20-F for the year ended December 31, 2021 for a discussion of our cash flows for the year ended December 31, 2020 compared to the year ended December 31, 2021.

Terminal Facility

General. In March 2019, Navigator Ethylene Terminals LLC (“Marine Terminal Borrower”), our wholly-owned subsidiary, entered into a Credit Agreement (the “Terminal Facility”) with ING Capital LLC and SG Americas Securities, LLC for a maximum principal amount of $75.0 million, to be used for the payment of capital contributions to our Export Terminal Joint Venture for construction costs of our Ethylene Export Terminal.

Term and Facility Limits. The Terminal Facility converted from an initial construction loan to a term loan with a final maturity of December 31, 2025. Based on the committed throughput agreements for the Ethylene Export Terminal, a total of $69.0 million was drawn under the Terminal Facility of which $40.5 million was outstanding as of December 31, 2022.

On July 2, 2020, we entered into floating-to-fixed interest rate swap agreements with ING Capital Markets LLC (“ING”) and Societe Generale (“SocGen”), with a termination date of December 31, 2025, to run concurrently with the Terminal Facility. Under these agreements, the notional amounts of the swaps are 80% of the amounts drawn under the Terminal Facility. The interest rate receivable by the Marine Terminal Borrower under these interest rate swap agreements is 3-month U.S. LIBOR, calculated on a 360-day year basis, and the interest rate payable by the Marine Terminal Borrower under these interest rate swap agreements is 0.369% and 0.3615% per annum to ING and SocGen respectively, calculated on a 360-day year basis. Please read Note 4—Derivative Instruments Accounted for at Fair Value to our consolidated financial statements.

Fees and Interest. Interest is payable at a rate of U.S. LIBOR plus 250 to 300 basis points over the remaining term of the facility, for interest periods of three or six months.

Prepayments/Repayments. The Marine Terminal Borrower may voluntarily prepay indebtedness at any time, without premium or penalty, in whole or in part upon prior written notice to the facility agent.

The Marine Terminal Borrower must make mandatory prepayments of indebtedness upon specified amounts of excess cash flow, the receipt of performance liquidated damages pursuant to certain material contracts related to the Ethylene Export Terminal, the receipt of proceeds in connection with an event of loss (as defined in the Terminal Facility), the receipt of proceeds in connection with termination payments (as defined in the Terminal Facility), the receipt of proceeds in connection with certain dispositions by the Export Terminal Joint Venture, the incurrence of certain specified indebtedness, the inability to meet the conditions for paying a dividend for four or more consecutive quarters, dispositions of the Marine Terminal Borrower’s equity interests in the Export Terminal Joint Venture, the receipt of indemnity payments in excess of $500,000 and certain amounts of any loans outstanding upon the conversion date.

Financial Covenants. Under the Terminal Facility, the Marine Terminal Borrower must maintain a minimum debt service coverage ratio (as defined in the Terminal Facility) for the prior four calendar fiscal quarters of no less than 1.10 to 1.00.

Restrictive Covenants. Following completion of the Ethylene Export Terminal, the Marine Terminal Borrower can only pay dividends if the Marine Terminal Borrower satisfies certain customary conditions to paying a dividend, including maintaining a debt service coverage ratio for the immediately preceding four consecutive fiscal quarters and the projected immediately succeeding four consecutive fiscal quarters of not less than 1.20 to 1.00 and no default or event of default has occurred or is continuing. The Terminal Facility also limits the Marine Terminal Borrower from, among other things, incurring indebtedness or entering into mergers and divestitures. The Terminal Facility also contains general covenants that will require the Marine Terminal Borrower to vote its interest in the Export Terminal Joint Venture to cause the Export Terminal Joint Venture to maintain adequate insurance coverage and maintain its property (but only to the extent the Marine Terminal Borrower has the power under the organizational documents of the Export Terminal Joint Venture to cause such actions).

Security. The loans under the Terminal Facility are secured by first priority liens on the rights to the Marine Terminal Borrower’s distributions from the Export Terminal Joint Venture, the Export Terminal Borrower’s assets and properties and the company’s equity interests in the Marine Terminal Borrower.

Secured Term Loan Facilities and Revolving Credit Facilities

General. Navigator Gas L.L.C., our wholly-owned subsidiary, and certain of our vessel-owning subsidiaries have entered into various secured term loan facilities and revolving credit facilities, as summarized in the table below, beginning in October 2016, or the “October 2016 secured term loan and revolving credit facility” and in June 2017, or the “June 2017 secured term loan and revolving credit facility,” and in March 2019, or the “March 2019 secured term loan facility,” and in September 2020, or the “September 2020 secured revolving credit facility” and in December 2022, or the “December 2022 secured term loan and revolving credit facility”.

In August 2021, as part of the Ultragas Transaction, the Company became guarantor for a series of Senior Secured Term Loan Facilities, previously entered into by Othello Shipping Company S.A. or certain of its wholly owned vessel owning entities. These were an “August 2021 Amendment and Restatement Agreement” to a 2019 Senior Term Loan Facility with Danmarks Skibskredit A/S, an October 2013 Senior Secured Term Loan Facility with Deutsche Bank, or the “DB Credit Facility A”, an October 2013 Senior Secured Term Loan Facility with Banco Santander and Korea Finance Corporation, or the “Santander Credit Facility A” a July 2015 Senior Secured Term Loan Facility with Deutsche Bank, or the “DB Credit Facility B”, and a July 2015 Senior Secured Term Loan Facility with Banco Santander, or the “Santander Credit Facility B”.

In December 2022, the Navigator Greater Bay Joint Venture entered into a facility to finance an ethylene capable handysize vessel acquired from Pacific Gas, along with four other ethylene capable handysize vessels which were subsequently acquired from Pacific Gas, or the “Greater Bay JV secured term loan”.

Collectively, we refer to the debt thereunder as our “secured facilities.” Proceeds of the loans under our secured facilities are used to refinance existing secured facilities, to finance newbuildings, for acquisitions and for general corporate purposes. Please read Note 11—Secured Term Loan Facilities and Revolving Credit Facilities to our consolidated financial statements.

The table below summarizes our secured term loan and revolving credit facilities as of December 31, 2022:

Facility agreement date	Original facility amount	Principal amount outstanding	Undrawn amount at December 31, 2022	Interest rate	Loan maturity date
	(in millions)
October 2016	220.0	62.2	$20.0	U.S. LIBOR + 260 BPS	November 2023
June 2017	160.8	70.0	—	U.S. LIBOR + 230 BPS	June 2023
March 2019	107.0	72.7	—	U.S. LIBOR + 240 BPS	March 2025
September 2020	210.0	173.0	—	Comp. SOFR + 250 BPS	September 2025
December 2022	111.8	108.7	—	Term SOFR + 209 BPS	September 2028
August 2021 Amendment and Restatement Agreement	67.0	46.6	—	U.S. LIBOR + 190 BPS	August 2026
DB Credit Facility A	57.7	20.4	—	U.S. LIBOR + 205 BPS	October 2025
Santander Credit Facility A	81.0	30.4	—	U.S. LIBOR + 205 BPS	October 2025
DB Credit Facility B	60.9	31.7	—	U.S. LIBOR + 205 BPS	July 2027
Santander Credit Facility B	55.8	30.2	—	U.S. LIBOR + 205 BPS	July 2027
Greater Bay JV secured term loan	151.3	27.5	123.8	Term SOFR + 220 BPS	December 2029
October 2019*	69.1	48.1	—	U.S. LIBOR + 250 BPS	October 2026

Total	$1,352.4	$721.5	$143.8

*

The October 2019 loan facility relates to the Navigator Aurora Facility held within a lessor entity (for which legal ownership resides with financial institutions) that we are required to consolidate under U.S. GAAP into our financial statements as a variable interest entity (Please read Note 10—Variable Interest Entities to our consolidated financial statements).

Fees and Interest. We paid arrangement and agency fees at the time of the closing of our secured term loan and revolving credit facilities. Agency fees are due annually. Interest on amounts drawn is payable at a rate of SOFR or U.S. LIBOR, in each case plus a bank margin, for interest periods of one, three or six months or longer if agreed by all lenders.

Term and Facility Limits

October 2016 Secured Term Loan and Revolving Credit Facility. The October 2016 secured term loan and revolving credit facility has a term of seven years from the first utilization date with a maximum principal amount of up to $220.0 million of which $165.0 million was available as an amortizing secured term loan and $55.0 million is available as a revolving credit facility, of which $20.0 million currently remains undrawn. The aggregate fair market value of the collateral vessels must be no less than 125% of the aggregate outstanding borrowings under the facility. Interest on amounts drawn is payable at a rate of U.S. LIBOR plus 260 basis points per annum. The facility was repaid on March 28, 2023 from the proceeds of a new secured term loan.

June 2017 Secured Term Loan and Revolving Credit Facility. The June 2017 secured term loan and revolving credit facility has a term of six years from the date of the agreement and expires in June 2023, with a maximum principal amount of $160.8 million and was entered into to re-finance a prior facility and for general corporate purposes. The facility has $100.0 million as a secured term loan and $60.8 million available as a revolving credit facility. The aggregate fair market value of the collateral vessels must be no less than 125% of the aggregate outstanding borrowing under the facility. Interest on amounts drawn is payable at a rate of U.S. LIBOR plus 230 basis points per annum. The facility was repaid on March 28, 2023 from the proceeds of a new secured term loan.

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

September 2020 Secured Revolving Credit Facility. The September 2020 secured revolving credit facility initially had a term of four years, with an option, subject to Lenders consent to extend the maturity date of the facility by 12 months to September 2025. On November 28, 2022, the Company entered into a supplemental amendment agreement to extend the facility by the 12 month option period and at the same time converted the reference rate from U.S LIBOR to Term SOFR with effect from the subsequent loan rollover date, being December 31, 2022. Under the amended agreement, the aggregate fair market value of the collateral vessels must be no less than 130% of the aggregate outstanding borrowing under the facility. Interest on amounts drawn is payable at a rate of Term SOFR plus a credit adjustment spread of 0.26161% and 250 basis points per annum.

August 2021 Amendment and Restatement Agreement. In August 2021, as a result of the Ultragas Transaction, the Company entered into the August 2021 Amendment and Restatement Agreement relating to a previously issued 2019 Senior Term Loan Facility, with four vessel owning entities as borrowers for a maximum principal amount of $66.95 million. The facility has an expiration date of August 2026 and is fully drawn down. As of December 31, 2022, the amount outstanding was $46.6 million which is repayable in equal half yearly instalments of approximately $2.9 million followed by a payment of $26.2 million on the final repayment date of June 1, 2026. Interest on amounts drawn is payable at a rate of U.S. LIBOR plus 190 basis points per annum. Under amendment no.1 of the facility, dated June 2019, the U.S. LIBOR portion of the facility on each tranche was fixed at a rate between 1.873% and 1.88% for the remaining duration of the loan.

The facility is secured by first priority mortgages on each of Happy Osprey, Happy Peregrine, Happy Pelican and Happy Penguin, as well as assignment of earnings and insurances on these secured vessels. The financial covenants each as defined within the Senior Term Loan Facility are: a) the maintenance at all times of cash and cash equivalents in an amount equal to or greater than (i) $50.0 million and (ii) 5 per cent of the total indebtedness; and b) maintain a ratio of value adjusted total stockholders’ equity to value adjusted total assets of not less than 30%; and the aggregate fair market value of the collateral vessels must be no less than 135% of the aggregate outstanding borrowing under the facility. As of December 31, 2022, the Company was in compliance with all covenants contained in this credit facility.

In August 2021, as part of the Ultragas Transaction, the Company became guarantor for the following four Senior Secured Term Loan Facilities, previously entered into by Othello Shipping Company S.A. or certain of its wholly owned vessel owning entities.

DB Credit Facility A. On October 25, 2013, Atlanticgas Shipping Inc. and Balearicgas Shipping Inc. entered into the DB Credit Facility A for a maximum principal amount of $57.7 million, to finance two newbuild LPG carriers, Atlanticgas and Balearicgas. The facility had a term of twelve years from the date of the vessels’ deliveries, therefore expiring in April 2027. It is fully drawn down as of December 31, 2022, with an amount outstanding of $20.4 million which is repayable for each vessel tranche in half yearly installments of $1.2 million. Interest on amounts drawn is payable at a rate of U.S. LIBOR plus 205 basis points per annum. This loan facility is secured by first priority mortgages on each of the secured vessels as well as assignments of earnings and insurances on these vessels.

Santander Credit Facility A. On October 30, 2013, Adriaticgas Shipping Inc., Celticgas Shipping Inc. and Lalandia Shipping Company S.A entered into the Santander Credit Facility A for a maximum principal amount of $81.0 million, to finance three newbuild LPG carriers, Adriatic Gas, Celtic Gas and Happy Albatross. The facility has a term of twelve years from the date of the vessels’ deliveries, therefore expiring in May 2027. It is fully drawn down as of December 31, 2022, with an amount outstanding of $30.4 million which is repayable for each vessel tranche in half yearly installments of between $1.0 million and $1.2 million for twelve years from the date of each vessel drawdown. Interest on amounts drawn is payable at a rate of U.S. LIBOR plus 205 basis points per annum. This loan facility is secured by first priority mortgages on each of the secured vessels as well as assignments of earnings and insurances on these vessels.

DB Credit Facility B. On July 31, 2015, Beringgas Shipping Inc and Pacificgas Shipping Inc entered into the DB Credit Facility B for a maximum principal amount of $60.9 million, to finance two newbuild LPG carriers, Bering Gas and Pacific Gas. The facility had a term of twelve years from the date of the vessels’ deliveries, therefore expiring in December 2028. It is fully drawn down as of December 31, 2022, with an amount outstanding of $31.7 million which is repayable for each vessel tranche in half yearly installments of $1.3 million for twelve years from the date of each vessel drawdown. Interest on amounts drawn is payable at a rate of U.S. LIBOR plus 205 basis points per annum. This loan facility is secured by first priority mortgages on both of the secured vessels as well as assignments of earnings and insurances on these vessels.

Santander Credit Facility B. On July 31, 2015, Arcticgas Shipping Inc and Falstria Shipping Company S.A entered into the Santander Credit Facility B for a maximum principal amount of $55.8 million, to finance two newbuild LPG carriers, Arctic Gas and Happy Avocet. The facility has a term of twelve years from the date of the vessels’ deliveries, therefore expiring in January 2029. It is fully drawn down as of December 31, 2022 , with an amount outstanding of $30.2 million which is repayable for each vessel tranche in half yearly installments of $1.1 million and $1.3 million for twelve years from the date of each vessel drawdown. Interest on amounts drawn is payable at a rate of U.S. LIBOR plus 205 basis points per annum. This loan facility is secured by first priority mortgages on both of the secured vessels as well as assignments of earnings and insurances on these vessels.

December 2022 Secured Term Loan and Revolving Credit Facility. The December 2022 secured term loan and revolving credit facility has a term of six years from the date of the agreement and expires in September 2028. It has a maximum principal amount of $111.8 million and was entered into to refinance five of our vessels that were secured within a prior facility, and for general corporate purposes. The facility is fully drawn. The aggregate fair market value of the collateral vessels must be no less than 135% of the aggregate outstanding borrowings under the facility. Interest on amounts drawn is payable at a rate of SOFR plus 209 basis points per annum.

Greater Bay JV Term Loan Facility. The Greater Bay JV term loan facility was entered into to finance the intended acquisition of five ethylene capable liquefied carriers from Pacific Gas. It has a term of six years with effect from the date of each vessel drawdown and has a maximum principal amount of $151.3 million. As of December 31, 2022, the facility was partially drawn down at an amount of $27.5 million. During the first quarter of 2023, $91.8 million was drawn down to partially finance the acquisition of three ethylene capable liquefied carriers from Pacific Gas. The aggregate fair market value of the collateral vessel(s) must be no less than 125% of the aggregate outstanding borrowings under the facility. Interest on amounts drawn is payable at a rate of SOFR plus 220 basis points per annum.

March 2023 Senior Secured Term Loan. On March 20, 2023, the Company entered into a senior secured term loan with Nordea Bank ABP, ABN AMRO Bank N.V. Skandinaviska Enskilda Banken AB (Publ), and BNP Paribas S.A. to refinance June 2017 Secured Term Loan and Revolving Credit Facility and the October 2016 Secured Term Loan and Revolving Credit Facility that were due to mature in June and October 2023, respectively. The facility has a term of six years, maturing in March 2029 and is for a maximum principal amount of $200.0 million. The available facility amount shall be reduced quarterly by an amount of $8.3 million followed by a final balloon payment in March 2029. Interest on amounts drawn is payable at a rate of SOFR plus 210 basis points.

Prepayments/Repayments. The borrowers may voluntarily prepay indebtedness under our secured term loan facilities at any time, without premium or penalty, in whole or in part upon prior written notice to the facility agent, subject to customary compensation for SOFR or LIBOR. For the revolving loans of the September 2020 and December 2022 secured term loan and revolving credit facilities, the borrowers may re-borrow and prepay amounts. For all other secured term loan facilities referred to above, the borrowers may not re-borrow any amount that has been so prepaid.

The loans are subject to quarterly or half yearly amortization repayments typically beginning three months after the initial borrowing date or delivery dates of the delivered ships, as applicable. Any remaining outstanding principal amount must be repaid on the expiration date of the facilities.

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

•	the borrower must maintain a minimum ratio of shareholder equity or value adjusted shareholder equity to total assets or value adjusted total assets of 30%.

Restrictive Covenants. The secured facilities provide that the borrowers may not declare or pay dividends to shareholders out of operating revenues generated by the vessels securing the indebtedness if an event of default has occurred and is continuing. The secured term loan facilities and revolving credit facilities also limit the borrowers from, among other things, incurring indebtedness or entering into mergers and divestitures. The secured facilities also contain general covenants that will require the borrowers to maintain adequate insurance coverage and to maintain their vessels. In addition, the secured term loan facilities include customary events of default, including those relating to a failure to pay principal or interest, a breach of covenant, representation and warranty, a cross-default to other indebtedness and non-compliance with security documents.

Other than as stated, our compliance with the financial covenants is measured as of the end of each fiscal quarter or each half year. As of December 31, 2022 and 2021, we were in compliance with all covenants under the secured term loan facilities and revolving credit facilities, including with respect to the aggregate fair market value of our collateral vessels.

The borrowers are also required to deliver semi-annual compliance certificates, which include valuations of the vessels securing the applicable facility from independent ship brokers. Upon delivery of the valuation, if the market value of the collateral vessels is less than 125% to 135% of the outstanding indebtedness under the facilities, as applicable, the borrowers must either provide additional collateral or repay any amount in excess of 125% to 135% of the market value of the collateral vessels, as applicable. This covenant is measured semi-annually on June 30 and December 31. As of December 31, 2022, we had an aggregate excess of $812.1 million above the levels required by these covenants, in addition to nine unencumbered vessels.

2018 Senior Secured Bonds

General. On November 2, 2018, we issued senior secured bonds in an aggregate principal amount of 600 million Norwegian Kroner (“NOK”) (approximately $71.7 million) with Nordic Trustee AS, as bond trustee and security agent (the “2018 Bonds”). The net proceeds were used to partially finance our portion of the capital cost for the construction of the Ethylene Export Terminal. On December 23, 2022, pursuant to a call option under the terms of the bond agreement governing the 2018 Bonds, we redeemed all of the 600 million NOK in outstanding principal amount of the 2018 Bonds at a price of 101.79% of par, plus accrued interest. As a result, we no longer have any outstanding balance on the 2018 Bonds. The redemption of the 2018 Bonds was funded from the Company’s available cash resources.

Security. The 2018 Bonds were secured, prior to the sale of Navigator Neptune in January 2022, by four of the Company’s ethylene capable semi-refrigerated liquefied gas carriers. On repayment of the bonds in December 2022, the security over the remining three vessels was released.

2020 Senior Unsecured Bonds

General. On September 10, 2020, we issued senior unsecured bonds in an aggregate principal amount of $100.0 million with Nordic Trustee AS as the bond trustee (the “2020 Bonds”). The net proceeds of the issuance of the 2020 Bonds were used to redeem in full all of our previously outstanding 2017 Bonds. The 2020 Bonds are governed by Norwegian law and listed on the Nordic ABM which is operated and organized by Oslo Børs ASA.

Interest. Interest on the 2020 Bonds is payable at a fixed rate of 8.0% per annum, calculated on a 360-day year basis. Interest is payable semiannually in arrears on March 10 and September 10 of each year.

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

Our compliance with the covenants listed above is measured as of the end of each fiscal quarter. As of December 31, 2022 and 2021, we were in compliance with all covenants under the 2020 Bonds.

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

Lessor VIE Debt

In October 2019, we entered into a sale and leaseback transaction to refinance one of our vessels, Navigator Aurora¸ with a lessor, OCY Aurora Ltd, a special purpose vehicle (“SPV”) and wholly owned subsidiary of Ocean Yield Malta Limited. The SPV was determined to be a variable interest entity (“VIE”). We are deemed to be the primary beneficiary of the VIE, and as a result, we are required by U.S. GAAP to consolidate the SPV into our results. The loan described below under “—Navigator Aurora Facility” relates to the VIE. Although we have no control over the funding arrangements of this entity, we are required to consolidate this loan facility into our financial results. Please read Note 10—Variable Interest Entities to our consolidated financial statements for further information.

Upon the occurrence of a “Change of Control Event” (as defined in the sale and leaseback agreement), the lessor has the option to require us to repurchase Navigator Aurora at 103% of the outstanding lease amount, plus costs and expenses directly attributable to the termination of the lessor’s financing arrangements, such as break costs for swap arrangements.

Navigator Aurora Facility

In October 2019, the SPV, which owns Navigator Aurora, entered into secured financing agreements for $69.1 million consisting of a USD denominated loan facility, the “Navigator Aurora Facility”. The Navigator Aurora Facility is a seven year unsecured loan provided by OCY Malta Limited, the parent of OCY Aurora Ltd., The Navigator Aurora Facility is subordinated to a further bank loan where OCY Aurora Ltd is the guarantor and Navigator Aurora is pledged as security. Please read Note 11—Secured Term Loans Facilities and Revolving Credit Facilities to our consolidated financial statements for further information. The Navigator Aurora Facility bears interest at 3 month U.S. LIBOR plus a margin of 185 basis points and is repayable by the SPV with a balloon payment on maturity. As of December 31, 2022, there was $48.1 million in borrowings outstanding under the Navigator Aurora Facility (December 31, 2021, $55.1 million).

C.	Research and Development Patents and Licenses etc.

We do not undertake any significant expenditure on research and development and have no significant interests in patents or licenses.

D.	Trend Information

Share Repurchase Program

On October 18, 2022, the Company announced the Board’s authorization for a share repurchase program of up to $50.0 million of its common stock, to be implemented via open market purchases, privately negotiated transactions, or in accordance with an approved trading plan (under Rule 10b5-1). In December 2022, the Company commenced the share buyback program upon calling the NOK bonds. As of March 17, 2023, the Company had purchased and cancelled 2,023,998 common shares for a total amount of $25.4 million (an average price of $12.57 per share), leaving $24.6 million remaining from the initial $50.0 million authorization.

Russian Invasion of Ukraine

In February 2022, the Russian attack on Ukraine started. The ongoing conflict may lead to further regional and international conflicts or armed action. The conflict could disrupt supply chains, as we have seen particularly in the availability of ammonia, which has resulted in ammonia being sourced further away from its consumers thus increasing the demand for our vessels carrying ammonia on longer voyages relative to prior to the invasion. The conflict could cause instability in the global economy and could result in the imposition of further economic sanctions by the United States and the European Union against Russia which could spread to other nations, including potentially China. While much uncertainty remains regarding the future global impact of the invasion, the tensions could adversely affect our business, financial condition, results of operations and cash flows.

We currently have two charter parties with a Russian counterparty that were entered into in 2012 and which expire in December 2023. These charter parties cannot be prematurely terminated without the consent of both parties unless a counterparty was to become a sanctioned entity or our dealings with that counterparty were to be otherwise prohibited by sanctions, which would render the charters void. As of the date hereunder, the counterparty remains unsanctioned.

We employ many Russian and Ukrainian officers on board our vessels, albeit at a reduced number compared to prior to the Ukrainian conflict, and many such officers are employed on board the same vessels. Although we have only experienced solidarity among our officers on board our vessels and we have not experienced any operational issues with such officers, we continue to monitor this situation closely, and there may be governmental restrictions, logistical challenges or an inability to employ either or both nationalities in the future.

Ethylene Export Terminal

The Ethylene Export Terminal commenced full operations in January 2021 with an export capability of one million tons of ethylene throughput through the terminal annually. For the year ended December 31, 2022, the Ethylene Export Terminal had a throughput of 987,529 metric tons of ethylene, compared to 628,257 tons during 2021.We expect that throughput levels achieved in 2022 would continue into the future. We, together with our joint venture partner have agreed to the Expansion Project, increasing the export capacity from approximately one million tons per year to at least 1.5 million tons and up to three million tons per year. Long lead items have already been ordered and construction is expected to be completed in the second half of 2024. The total capital contributions required from us to the Export Terminal Joint Venture for the Expansion Project are expected to be approximately $120—$130 million, commencing in the first quarter of 2023 and ending in the fourth quarter of 2024, which the Company expects to fund using a combination of cash on hand, distributions from the Export Terminal Joint Venture during the course of the expansion and additional debt financing.

Shipping Trends

The Company’s vessel utilization through 2022 was in line with expectations with higher seasonal demand from the LPG segment at the beginning of 2022, combined with long haul, intercontinental ethylene voyages to Asia, from the U.S, keeping utilization relatively high during the first quarter of 2022, before the summer months during which there was less demand. Vessel utilization increased again in the fourth quarter of 2022 to approximately 94%, to average the full 2022 year at 89%.

According to broker reports, the handysized semi-refrigerated 12 month market assessment rose in 2022 by 9%, from $680,000 per calendar month (“pcm”) on January 1, 2022 to approximately $750 000 pcm at December 31, 2022. Throughout 2022, handysized fully refrigerated vessel rates rose by 18% from $620,000 pcm at the start of 2022 to $730,000 pcm at the end of 2022.

Throughput in the Ethylene Export Terminal achieved approximate nameplate capacity at 987,529 metric tons during 2022, averaging approximately 83,000 metric tons of ethylene throughput per month. The primary destination of the U.S. cargo was to Europe from February 2022 to September 2022, resulting in shorter voyages and less ton mile for much of the 2022 year, which had the effect of reduced demand for ethylene capable vessels, softening the market, particularly through the summer months of 2022, lower utilization and lower rates. However, the ethylene price arbitrage between the U.S. and Asia opened later in the 2022 year, resulting in the majority of the terminal output being transported on longer voyages to Asia. A roundtrip voyage between Houston and East Asia is typically approximately 75 to 80 days, compared to approximately 35 days for a roundtrip between Houston and Europe.

Vessel utilization also increased during 2022 as result of the geopolitical conflict around Ukraine. The port of Yuzhne (Yuzhnyy) in Ukraine is the provider of approximately 15% of global seaborne ammonia, and as a result of the conflict, this port was closed, resulting in that source of ammonia being removed from the market. In addition, because natural gas is the feedstock for ammonia production in Europe, natural gas prices have increased significantly, making ammonia production in Europe uncompetitive, which had the effect of increased imports from further distances, for example Southeast Asia, North Asia, Australia and the US Gulf. This had the effect of doubling the number of our vessels trading in ammonia during 2022, from five vessels at the beginning of the year, to ten vessels at the end of 2022.

At December 31, 2022 the newbuild orderbook for handysize vessels stood at two vessels., which constitutes approximately 1.5% of the current global handysize fleet. Low incremental supply of vessels is beneficial to the market, potentially resulting in increased freight rates. Any new handysize vessel orders now would not be expected to be delivered until 2026, due to shipyard capacity, providing visibility into the anticipated supply of vessels over the coming years.

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

Valuation of Vessels. As of December 31, 2022, the aggregate carrying value of our 53 vessels in operation, including drydocking costs, was $1,692.5 million. We review our vessels for impairment when events or circumstances indicate the carrying amount of the vessel and capitalized drydocking costs might not be recoverable. Considerations in making an impairment evaluation include comparison of current carrying values to anticipated future operating cash flows, expectations with respect to future operations and other relevant factors. The estimates and assumptions regarding expected cash flows require considerable judgment and are based upon historical experience, financial forecasts and industry trends and conditions and reflect management’s assumptions and judgements regarding (i) expected future charter rates; (ii) expected future utilization rates; (iii) the estimated remaining useful lives of the vessels and capitalized drydocking costs; and (iv) the discount rate applied to the estimated future cash flows.

We determined that there are no circumstances that indicate the carry amount of vessels and capitalized drydocking costs might not be recoverable for the year ended December 31, 2022. We have not recorded an impairment loss for the year ended December 31, 2022. Compared to the year ended December 31, 2021, where we determined the aggregate undiscounted expected future cash flows associated with those vessels to be $3,375.4 million. In 2021, following a change to the estimated useful lives of the vessels to reflect the impact of climate change and sustainability on utilization rates, from 30 years to 25 years, there were eight vessels that showed indications of impairment, as their individual carrying values were greater than their respective undiscounted cashflows. The total impairment loss recorded in 2021 was $58.2 million.

Item	6. Directors, Senior Management and Employees

A.	Directors and Senior Management

Directors

Set forth below are the names, ages and positions of our directors.

Name	Age	Position
Dag von Appen	60	Director and Non-executive Chairman of the Board
Dr. Heiko Fischer	55	Director
David Kenwright	74	Director
Anita Odedra	52	Director
Andreas Sohmen-Pao	51	Director
Peter Stokes	72	Director
Florian Weidinger	42	Director

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

Dag von Appen. Dag von Appen has been a member of the Board since August 4, 2021 as a designee of Naviera Ultranav Limitada following the merger of the fleet and business activities of Ultragas ApS with that of Navigator and became Non-Executive Chairman of Navigator in September 2021. Mr. von Appen has been Chairman of the Board of Ultranav Limitada since 2002 and a Board Member of Ultramar Ltda. since 1999, as well as other Chilean and international businesses. He holds a degree in Economics from the Universidad de Chile in Santiago and also completed the Advanced Management Program at Harvard Business School of Boston. Mr. von Appen is a Chilean and German citizen and resides in Santiago, Chile.

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

Dr. Anita Odedra. Dr. Anita Odedra has been a member of the Board since March 2022. Dr. Odedra is Senior Vice President, LNG Marketing and Trading at Tellurian Inc, where she has held senior positions since 2018 and has been a non-executive director at Euronav NV since May 2019. Dr. Odedra was formerly Executive

Vice President at Angelicoussis Shipping Group Limited from July 2016 to July 2018 and Vice President, Shipping & Commercial Operations for Cheniere Marketing Limited from February 2016 to July 2016. Dr. Odedra spent 19 years at BG Group, where she worked across all aspects of BG’s business, including exploration, production, trading, marketing and business development. Dr. Odedra has a PhD in Rock Physics from University College London and the University of Tokyo and a BSC in Geology from Imperial College, University of London.

Andreas Sohmen-Pao. Andreas Sohmen-Pao has been a member of the Board since August 4, 2021, as a designee of BW Group. Mr. Sohmen-Pao has been Chairman of BW Group since 2014, and affiliated entities BW LPG since September 2013, BW Offshore since November 2014, Hafnia since May 2014, BW Epic Kosan since May 2019, BW Energy since November 2019 and Cadeler since April 2021. He has also been Chairman of the Global Centre for Maritime Decarbonisation since July 2021, and a trustee of the Lloyd’s Register Foundation since June 2018. Mr. Sohmen-Pao was previously Chief Executive Officer of BW Group from September 2004 to March 2015. He served as Chairman of the Singapore Maritime Foundation and was a non-executive director of The Hongkong and Shanghai Banking Corporation Ltd., The London P&I Club, Singapore Symphonia Company, National Parks Board Singapore, Sport Singapore and the Maritime and Port Authority of Singapore amongst others. Mr. Sohmen-Pao graduated from Oxford University in England with an honours degree in Oriental Studies and holds an MBA from Harvard Business School.

Peter Stokes. Peter Stokes has been a member of the Board since August 4, 2021, as a designee of Naviera Ultranav Limitada. Through his work as a senior investment banker and boards of director positions, Mr. Stokes has long-standing experience in acting as advisor to many shipping companies. Mr. Stokes was the Chairman of the Global Maritime Forum from 2017 to 2022. Mr. Stokes was a director and subsequently senior adviser of Lazard Ltd. from 1998 to 2021. Prior to joining Lazard, Mr. Stokes was a founder and partner of Castalia Partners from 1992 to 1998. Due to his breadth of knowledge, Mr. Stokes is a frequent speaker at international shipping and finance conferences. Mr. Stokes is a British citizen and resides in England.

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

Executive Officers

The following table provides information about our executive officers. Each of NGT Services (UK) Limited and Navigator Gas (Denmark) ApS, our wholly-owned subsidiaries and commercial managers, provides us with certain of our officers. All references in this annual report to “our officers” refer to those officers of NGT Services (UK) Limited and Navigator Gas (Denmark) ApS, who perform executive officer functions for our benefit.

Name	Age	Position
Mads Peter Zacho	53	Chief Executive Officer
Oeyvind Lindeman	44	Chief Commercial Officer
Niall Nolan	59	Chief Financial Officer
Michael Schroder	59	Chief Operations Officer

Mads Peter Zacho Mads Peter Zacho was appointed Chief Executive Officer (“CEO”) of the Company in August 2022. Mr. Zacho has worked in shipping for almost 20 years, most recently as the Head of Industry Transition at the Mærsk Mc-Kinney Møller Center for Zero Carbon Shipping, since November 2020. From November 2016 to August 2020, Mr Zacho was CEO for J. Lauritzen A/S and was also the chief financial officer for TORM plc from September 2013 to November 2016 and chief financial officer for Svitzer between 2010 and 2013. Mr. Zacho was Deputy Head of Treasury for A.P. Møller-Mærsk between 2004 and 2010. Mr Zacho spent the first 10 years of his career in the financial industry in Denmark and the United States and brings shipping experience from several shipping segments, namely the gas tanker, dry bulk, product tanker, container and towage segments. Mr Zacho has an MSc in Economics from the University of Copenhagen and an MBA from the International Institute for Management Development, Lausanne.

Oeyvind Lindeman. Oeyvind Lindeman was appointed Chartering Manager of the Company in November 2007, before being appointed Chief Commercial Officer in January 2014. Prior to this, Mr. Lindeman was employed for five years as a charterer within the gas division at A.P. Møller Maersk. Mr. Lindeman holds a BA with honors from the University of Strathclyde and an Executive MBA with distinction from Cass Business School.

Niall Nolan. Niall Nolan was appointed Chief Financial Officer of NGT Services (UK) Limited in August 2006. Mr. Nolan was appointed to the Members’ Representative Committee of Britannia Steam Ship Insurance Association Limited (“Britannia P&I”) in November 2017 and joined the board of Britannia P&I in May 2018. He resigned from both Britannia P&I positions in February 2022. Prior to his appointment as Chief Financial Officer, Mr. Nolan worked for Navigator Holdings Ltd. as a representative of the creditors committee during Navigator Holdings’ bankruptcy proceedings. Prior to that, Mr. Nolan was group finance director of Simon Group PLC, a U.K. public company. Mr. Nolan is a fellow of the Association of Chartered Certified Accountants.

Michael Schroder. Michael Schroder joined Navigator following the merger with Ultragas ApS in August 2021, where he served as Chief Executive Officer. During his 32-year career, Mr. Schroder held several senior management positions within the Ultranav group in Chile and elsewhere. He has served on boards of shipping and logistic companies, as well as international shipping institutions and is currently a director of Unigas International B.V. Mr. Schroder graduated as Industrial Engineer from the Pontificia Universidad Católica de Chile and later obtained an MBA from the same university. He completed an Advanced Management Program at Harvard Business School. Mr. Schroder is a German and Chilean citizen and resides in Denmark.

B.	Compensation

Compensation of Directors

The non-executive chairman receives an annual fee of $250,000, of which $125,000 is paid in cash and $125,000 in shares of restricted stock granted under the LTIP which vest on the first anniversary of the grant date. Each of the other non-employee directors who serves as a member of our Board receives an annual fee of $120,000, of which $60,000 is paid in cash and $60,000 in shares of restricted stock granted under the LTIP which vest on the first anniversary of the grant date. In addition, each chairperson of the board committees receives an additional amount of $5,000 per annum, with all members of each committee receiving a meeting fee of $1,500 for each committee meeting attended. Any officers who also serve as members of our Board or board committees do not receive additional compensation for their services as directors.

For the year ended December 31, 2022, we granted a total of 57,402 shares of restricted stock pursuant to awards under the LTIP to non-employee directors of the company as part of their compensation, which such awards vest and become free of restrictions on the first anniversary of the grant date.

Each director will be fully indemnified by us for actions associated with being a director to the extent permitted under Marshall Islands law.

Compensation of Management

Our officers receive compensation for the services they provide to us. Two of our four officers (Messrs. Zacho and Schroder) are remunerated in Danish Kroner, while the other two officers (Messrs. Nolan and Lindeman) are remunerated in pounds sterling. For purposes of this annual report, all forms of compensation paid to our officers have been converted to U.S. dollars. For the year ended December 31, 2022, the aggregate cash compensation paid to all officers as a group was $2.3 million. The cash compensation for each officer is comprised of base salary, pension contributions or amounts in lieu of pension contributions and bonus. Our officers are eligible to receive a discretionary annual cash bonus based on certain performance criteria determined by the compensation committee of our Board, or the “Compensation Committee,” and approved by our Board. Regardless of performance, the annual cash bonuses are paid at the sole discretion of the Compensation Committee, subject to approval by our Board.

For the year ended December 31, 2022, we granted a total of 10,819 shares of restricted stock to officers of the company under the Navigator Holdings Ltd. 2013 Long-Term Incentive Plan, or the “LTIP” (as described in further detail below under “—2013 Long-Term Incentive Plan”), which vest and usually become free of restrictions on the third anniversary of the grant date.

Our officers are eligible to participate in certain welfare benefit programs we offer, including life insurance, permanent health insurance, and private medical insurance. For the year ended December 31, 2022, the cost of these benefits provided to our officers was in the aggregate approximately $50,000.

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

Share Options. A share option is a right to purchase shares at a specified price during specified time periods. The LTIP permits the grant of options covering our common stock. The Plan Administrator may make grants under the plan to participants containing such terms as the Plan Administrator shall determine. Share options will have an exercise price that may not be less than the fair market value of our common stock on the date of grant. Share options granted under the LTIP can be either incentive share options (within the meaning of section 422 of the Code), which may have certain tax advantages for recipients, or non-qualified share options. Share options granted will become exercisable over a period determined by the Plan Administrator. No share option will have a term that exceeds ten years. The availability of share options is intended to furnish additional compensation to plan participants and to align their economic interests with those of common shareholders.

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

As described above under “—Compensation of Management” and “—Compensation of Directors,” during the year ended December 31, 2022, we granted a total of (i) 10,819 shares of restricted stock under the LTIP to our officers and (ii) 57,402 shares of restricted stock under the LTIP to our non-employee directors. The restricted stock awards granted to our officers vest and become free of restrictions on the third anniversary of the date of grant while the restricted stock awards granted to our non-employee directors vest and become free of restrictions on the first anniversary of the date of grant.

Benefit Plans and Programs

We sponsor a money purchase defined contribution plan, which we refer to as a personal pension plan, for all employees. Each employee is eligible to contribute up to 100% of their annual salary to their personal pension plan and we will contribute, depending on an employee’s criteria, up to 12% of the employee’s annual salary. For the year ended December 31, 2022, we paid an aggregate of approximately $56,700 in contributions to the personal pension plan for our four officers (December 31, 2021: $10,992). For the year ended December 31, 2022, we paid an aggregate of $0.6 million in contributions to the personal pension plans for all other eligible employees (December 31, 2021: $0.4 million).

C.	Board Practices

While we are not subject to a number of the NYSE’s corporate governance standards as a foreign private issuer, we intend to comply voluntarily with a number of those rules. For example, we have a board of directors that is comprised of a majority of independent directors.

Committees of the Board of Directors

We have an audit committee, a nomination committee, a compensation committee and an ESG committee. In addition, our board of directors may, from time to time, designate one or more additional committees, which shall have the duties and powers granted to it by our board of directors.

Audit Committee

Our audit committee consists of Mr. Weidinger, Dr. Fischer, Mr. Kenwright and Dr. Odedra, with Mr. Weidinger as chairperson. Our board of directors has determined that all members of the audit committee satisfy the independence standards established by the NYSE and that each qualifies as an “audit committee financial expert,” as such term is defined in Regulation S-K promulgated by the SEC. The audit committee is responsible for, among other things, the hiring or termination of the independent registered public accounting firm; approving any non-audit work performed by such independent registered public accounting firm; and assisting the board in monitoring the integrity of our consolidated financial statements, the independent registered public accounting firms qualifications and independence, the performance of the independent registered public accounting firm and our compliance with legal and regulatory requirements.

Nominations Committee

Our nominations committee consists of Messrs. Kenwright, Stokes and Weidinger with Mr. Kenwright as chairperson. The nominations committee is responsible for, among other things, the selection and recommendation to the board of prospective directors, officers and committee member candidates.

Compensation Committee

Our compensation committee consists of Messrs. Kenwright, Sohmen-Pao, and Dr. Fischer, with Mr. Kenwright as chairperson. The compensation committee is responsible for, among other things, developing and recommending to the board of directors compensation for board members; and overseeing compliance with any applicable compensation reporting requirements of the SEC and the NYSE.

ESG Committee

Our ESG committee consists of Dr. Odedra, Dr. Fischer and Mr. Weidinger. The ESG Committee is responsible for, among other things, identifying environmental, social and governance (“ESG”) priorities to integrate a more sustainable approach to business in the Company’s long-term strategy. The Committee will provide overall oversight in implementing the Company’s ESG initiatives whilst establishing and reinforcing a culture of open discussion and communication on ESG topics.

D.	Employees

We had 155 shore based employees as of December 31, 2022, compared to 124 employees as of December 31, 2021, and 80 as of December 31, 2020. We also had approximately 1,800 crew onboard our vessels, of which approximately 1,200 are provided by our crewing and technical managers under separate crew management agreements. We consider our employee relations to be good.

E.	Share Ownership

See “Item 7—Major Shareholders and Related Party Transactions—Major Shareholders.”

F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our common stock as of March 31, 2023:

•	each person known by us to be a beneficial owner of more than 5.0% of our common stock;

•	each of our directors;

•	each of our named executive officers; and

•	all directors and executive officers as a group.

The data set forth below is based on information filed with the SEC and information provided to us prior to March 31, 2023. Except as otherwise indicated, the person or entities listed below have sole voting and investment power with respect to all of our shares of common stock beneficially owned by them, subject to community property laws where applicable.

	Common Stock Beneficially Owned
Name of Beneficial Owner	Number of Shares(1)	Percent
BW Group(2)	21,886,254	29.1%
Naviera Ultranav Dos Limitada (3)	21,202,671	28.2%
Neil Gagnon(4)	3,816,409	5.1%
Dr. Heiko Fischer	77,994	*
David Kenwright	57,994	*
Anita Odedra	5,000	*
Andreas Sohmen-Pao	—	—
Peter Stokes	5,769	*
Dag von Appen(5)	212,019	*
Florian Weidinger	55,894	*
Oeyvind Lindeman	18,850	*
Niall Nolan	148,856	*
Michael Schroder	25,000	*
All executive officers and directors as a group (10 persons)	607,376	0.8%

*	Less than 1%.
(1)

Unless otherwise indicated, all shares of common stock are owned directly by the named holder and such holder has sole power to vote and dispose of such shares. Unless otherwise noted, the address for each beneficial owner named above is: 10 Bressenden Place, London, SW1E 5DH, United Kingdom.

(2)

Represents 21,886,254 shares of common stock held directly by BW Group. The address of entity and person identified in this note is c/o Inchona Services Limited, Washington Mall Phase 2, 4th Floor, Suite 400, 22 Church Street, HM 1189, Hamilton HMEX, Bermuda. Mr Sohmen-Pao is Chairman of BW Group.

(3)

Represents 21,202,671 shares of common stock held by Ultranav International ApS, a wholly owned subsidiary of Naviera Ultranav Dos Limitada. The address of Ultranav International ApS identified in this note is Smakkedalen 6, 2820 Gentofte, Denmark, the address of Naviera Ultranav Dos Limitada is Av. El Bosque Norte, 500, 20th Floor, 7550092 Las Condes, Santiago, Chile. Mr von Appen is the Chairman of Naviera Ultranav Dos Limitada.

(4)

This information is based on the Schedule 13G filed with the SEC on July 19, 2022. According to this Schedule 13G Neil Gagnon possessed shared voting power over 3,295,480 shares and shared dispositive power over 3,440,526 shares.

(5)	Includes 200,000 shares held by a family fund of which Mr von Appen is a director and a 0.5% beneficiary.

B.	Related Party Transactions

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

The related party transactions that we were party to between January 1, 2020, and December 31, 2022, are described in Note 21—Related Party Transactions to our consolidated financial statements.

Investor Rights Agreements

On December 22, 2020, we entered into an Investor Rights Agreement with BW Group, (the “BW Group Investor Rights Agreement”), which provides BW Group with the right to designate two members of the board of directors of Navigator (provided that BW Group maintains certain ownership levels) and with certain registration rights and informational rights.

On August 4, 2021, we entered into an Investor Rights Agreement with Ultranav International A.A. and Ultranav Denmark ApS (the “Ultranav Investor Rights Agreement”), which provides Ultranav with the right to designate two members of the board of directors of Navigator (provided that Ultranav maintains certain ownership levels) and with certain registration rights and informational rights. In connection with the Ultragas Transaction, the Company also amended and restated the BW Group Investor Rights Agreement to conform the terms of such agreement with the Ultranav Investor Rights Agreement.

C.	Interests of Experts and Counsel

Not applicable.

Item 8.	Financial Information

A.	Consolidated Statements and Other Financial Information

Please see “Item 18—Financial Statements” below for additional information required to be disclosed under this item.

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

(3)

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

(4)

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

(5)

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

(6)

$75.0 million Credit Agreement dated March 29, 2019, between Navigator Ethylene Terminals L.L.C. as borrower, and ING Capital L.L.C. and SG Americas Securities L.L.C. as arrangers. See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Terminal Facility.”

(7)

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

(9)

Amended and Restated Investor Rights Agreement, dated August 4, 2021, among Navigator Holdings Ltd. and BW Group Limited. See “Item 7—Major Shareholders and Related Party Transactions—Related Party Transactions—Investor Rights Agreements”.

(10)

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

The following discussion applies only to beneficial owners of our common stock that own shares of common stock as “capital assets” within the meaning of Section 1221 of the Code (i.e., generally for investment purposes) and is not intended to be applicable to all categories of investors, such as shareholders subject to special tax rules (e.g., financial institutions, insurance companies, broker-dealers, tax-exempt organizations, retirement plans or individual retirement accounts, or former citizens or long-term residents of the United States), to United States persons (within the meaning of the Code) that own, actually or constructively, 10.0% or more of our stock, to persons that hold the shares as part of a straddle, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes, to partnerships or their partners, or to persons that have a functional currency other than the U.S. Dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. If a partnership or other entity classified as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of its partners generally will depend upon the status of the partner and the activities of the partnership. If you are a partner in a partnership holding our common stock, we encourage you to consult your own tax advisor regarding the tax consequences to you of the partnership’s ownership of our common stock.

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

Distributions

Subject to the discussion below of the rules applicable to PFICs, any distributions to a U.S. Holder made by us with respect to our common stock generally will constitute dividends to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in its common stock and thereafter as capital gain. U.S. Holders that are corporations generally will not be entitled to claim a dividend received deduction with respect to distributions they receive from us. Dividends received with respect to our common stock generally will be treated as “passive category income” for purposes of computing allowable foreign tax credits for U.S. federal income tax purposes.

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

Taxation of U.S. Holders Making a Timely QEF Election

A U.S. Holder that makes a timely QEF election, or an “Electing Holder,” must report for U.S. federal income tax purposes its pro rata share of our ordinary earnings and net capital gain, if any, for our taxable years that end with or within its taxable year, regardless of whether or not the Electing Holder received distributions from us in that year. The Electing Holder’s adjusted tax basis in its shares of our common stock will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that were previously taxed will result in a corresponding reduction in the Electing Holder’s adjusted tax basis in its shares of common stock and will not be taxed again once distributed. An Electing Holder generally will recognize capital gain or loss on the sale, exchange or other disposition of our common stock. A U.S. Holder makes a QEF election with respect to any year that we are a PFIC by filing IRS Form 8621 with their U.S. federal income tax return. If, contrary to our expectations, we determine that we are treated as a PFIC for any taxable year, we will provide each U.S. Holder with the information necessary to make the QEF election described above. Although the QEF election is available with respect to subsidiaries, in the event we acquire or own a subsidiary in the future that is treated as a PFIC, no assurances can be made that we will be able to provide U.S. Holders with the necessary information to make the QEF election with respect to such subsidiary.

Taxation of U.S. Holders Making a “Mark-to-Market” Election

If we were to be treated as a PFIC for any taxable year and, as we anticipate, our common stock was treated as “marketable stock,” then, as an alternative to making a QEF election, a U.S. Holder would be allowed to make a mark-to-market election with respect to our common stock, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the U.S. Holder’s shares of common stock at the end of the taxable year over the U.S. holder’s adjusted tax basis in its shares of common stock. The U.S. Holder also would be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in its shares over the fair market value thereof at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s tax basis in its shares of common stock would be adjusted to reflect any such income or loss recognized. Gain recognized on the sale, exchange or other disposition of our common stock would be treated as ordinary income, and any loss recognized on the sale, exchange or other disposition of the common stock would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included in income by the U.S. Holder. Because the mark-to-market election only applies to marketable stock, it would not apply to a U.S. Holder’s indirect interest in any of our subsidiaries that were determined to be PFICs.

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

Documents concerning us that are referred to herein may be inspected at our principal executive offices at 10 Bressenden Place, London, SW1E 5DH, United Kingdom, and may also be obtained from our website on the Internet at www.navigatorgas.com. Those documents electronically filed via the SEC’s Electronic Data Gathering, Analysis, and Retrieval (or EDGAR) system may be obtained from the SEC’s website on the Internet at http://www.sec.gov.

I.	Subsidiary Information

Not applicable.

J.	Annual Report to Security Holders

Not applicable.

Item 11.	Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

We are exposed to the impact of interest rate changes through borrowings that require us to make interest payments based on either SOFR or LIBOR. Our wholly-owned subsidiaries and certain of our vessel-owning subsidiaries are parties to the secured term loan and revolving credit facilities that bear interest at an interest rate of SOFR or U.S. LIBOR plus 185 to 260 basis points. At December 31, 2022, $464.7 million of our outstanding debt was subject to interest rate swaps and therefore is not exposed to changes in interest rate movements, whereas $397.3 million was subject to variable interest rates. Based on this, a hypothetical variation in SOFR or U.S. LIBOR of 100 basis points would result in an increase of $4.0 million in annual interest paid on our indebtedness outstanding as of December 31, 2022.

We use interest rate swaps to reduce our exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize the risks and costs associated with our floating-rate debt. The Company is exposed to the risk of credit loss in the event of non-performance by the counterparty to the interest rate swap agreements.

Foreign Currency Exchange Rate Risk

Our primary economic environment is the international shipping market. This market utilizes the U.S. Dollar as its functional currency. Consequently, most of our revenues are in U.S. Dollars although some charter hires are paid in Indonesian Rupiah. Our expenses, however, are in the currency invoiced by each supplier, and we remit funds in the various currencies invoiced. We incur some vessel operating expenses and general and administrative costs in foreign currencies, primarily the Euro, Pound Sterling Danish Kroner and Polish Zloty and therefore there is a transactional risk that currency fluctuations could have a negative effect on our cashflows and financial condition. We believe these adverse effects would not be material and we have not entered into any derivative contracts to mitigate our exposure to foreign currency exchange rate risk during 2022. However, we may enter into derivative or forward contracts to cover our foreign currency exposure in the future.

Inflation

We are exposed to increases in operating costs arising from various vessel operations, including crewing, vessel repair costs, drydocking costs, insurance and fuel prices as well as from general inflation and are subject to fluctuations as a result of market forces. Increases in bunker costs could have a material effect on our future operations if the number and duration of our voyage charters or COAs increases. In the case of the 44 vessels owned and commercially managed by us as of December 31, 2022, 34 were employed on time charter and as such it is the charterers who pay for the fuel on those vessels. If our vessels are employed under voyage charters or COAs, freight rates are generally sensitive to the price of fuel. However, a sharp rise in bunker prices may have a temporary negative effect on our results since freight rates generally adjust only after prices settle at a higher level.

Credit Risk

We may be exposed to credit risks in relation to vessel employment and at times may have multiple vessels employed by one charterer. We consider and evaluate the concentration of credit risk continuously and perform ongoing evaluations of these charterers for credit risk. As of December 31, 2022, no more than four of our vessels were employed by the same charterer. We invest our surplus funds with reputable financial institutions, with original maturities of no more than three months, in order to provide the Company with flexibility to meet all requirements for working capital and capital investments.

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

Disclosure Controls and Procedures

Our management including our Chief Executive Officer and our Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) as of December 31, 2022, have concluded that, as of such date, our disclosure controls and procedures were effective and the material weakness previously raised has been remediated.

Management’s Report on Internal Control over Financial Reporting

In accordance with Rule 13a-15(f) of the Securities Exchange Act of 1934, our management, including our Chief Executive Officer and Chief Financial Officer, is responsible for the establishment and maintenance of adequate internal control over financial reporting for the Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company’s system of internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the consolidated financial statements.

Management has performed an assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2022, based on the provisions of Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based upon the evaluation, our management, with the participation of our Chief Executive Officer and our Chief Financial Officer, concluded that our internal control over financial reporting were effective as of December 31, 2022.

Management previously reported, in our Annual Report on Form 20-F for the year ended December 31, 2021, a material weakness in our internal control over financial reporting related to the design and operation of our controls relating to a lack of sufficient accounting and financial reporting personnel with requisite knowledge and experience in the application of U.S. GAAP and SEC financial reporting requirements.

A material weakness is a deficiency, or a combination of deficiencies in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

Remediation Plan

As disclosed in the Company’s Form 20-F for the year ended December 31, 2021, a material weakness was identified related to certain control deficiencies in the design and operation of our internal control over financial reporting in connection with the preparation of our consolidated financial statements. The control deficiencies resulted from a lack of sufficient number of competent financial reporting and accounting personnel to prepare and review our consolidated financial statements and related disclosures in accordance with U.S. GAAP. While these control deficiencies that existed at December 31, 2021 did not result in any material misstatement of the Company’s Consolidated Financial Statements, the Company’s management concluded that these deficiencies represented a material weakness for the fiscal year ended December 31, 2021. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim consolidated financial statements may not be prevented or detected on a timely basis.

During 2022, our management took measures to remediate the previously identified material weakness by increasing the number of technically qualified accounting personnel to strengthen the financial reporting function and to improve the financial and systems control framework. In addition, management (i) reassessed our internal control framework (ii) re-designed existing control procedures and implemented new control procedures in response to changes in personnel as well as our current business environment, (iii) enhanced the Company’s existing processes and controls documentation and (iv) enhanced monitoring over employee accountability and compliance for control design and operation. Management performed testing and concluded that, through this testing, the previously identified material weakness relating to certain control deficiencies in the design and operation of our internal control over financial reporting in connection with the preparation of our consolidated financial statements has been remediated as of December 31, 2022.

Attestation Report of the Independent Registered Accounting Firm

The Company’s internal control over financial reporting, as of December 31, 2022, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, who also audited the Company’s consolidated financial statements for that year. PricewaterhouseCoopers LLP audit report on the effectiveness of internal control over financial reporting is presented on page F-2.

Changes in Internal Control over Financial Reporting

Other than the changes noted above, there were no changes in our internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert

Our board of directors has determined that Mr. Weidinger, Dr Fischer, Mr. Kenwright and Dr Odedra satisfy the independence standards established by the NYSE and that each qualifies as an “audit committee financial expert,” as such term is defined in Regulation S-K promulgated by the SEC.

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

Our principal accountant for 2022 and 2021 was PricewaterhouseCoopers LLP. Our principal accountant for 2020 was Ernst & Young LLP.

Audit Fees

Audit fees incurred in 2022 and 2021 were $1,220,000 and $1,150,000, respectively, relating to aggregate fees billed for professional services rendered by the principal accountant for the audit of the Company and its subsidiaries’ annual financial statements. An additional fee of approximately $185,000 relates to the principal accountant’s quarterly reviews in 2022 and 2021.

Audit-Related Fees

There were no audit related fees incurred by the Company for services provided by our principal accountant in 2022 and 2021, respectively.

Tax Fees

There were no tax fees billed or tax services provided by our principal accountant in 2022 and 2021.

All Other Fees

There was approximately $13,700 billed for other fees in 2022 charged by our principal accountant and no fees were billed in 2021.

The audit committee has the authority to pre-approve permissible audit-related and non-audit services not prohibited by law to be performed by our independent registered public accounting firm and associated fees. Engagements for proposed services either may be separately pre-approved by the audit committee or entered into pursuant to detailed pre-approval policies and procedures established by the audit committee, as long as the audit committee is informed on a timely basis of any engagement entered into on that basis. The audit committee separately pre-approved all engagements and fees paid to our principal accountant for all periods in 2022 and 2021.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Period(1)	Total number of common shares purchased(2)	Average price paid per common share	Total number of common shares purchased as part of all publicly announced plans or programs(2)	Approximate dollar value of common shares that may yet be purchased under such plans or programs
December, 2022	459,665	$11.93	459,665	$44.5 million

(1)	No common shares were purchased by the issuer or affiliated purchasers during the period January 1, 2022 through November 30, 2022.
(2)

On October 18, 2022, we announced a share repurchase plan (the “Repurchase Plan”). Pursuant to the Repurchase Plan, we may purchase up to $50 million of our common shares, at times and prices that are considered by us to be appropriate. All purchases of common shares set forth in the table above were made pursuant to the Repurchase Program. We expect to repurchase shares under the plan in the open market or in privately negotiated transactions, but we are not obligated under the terms of the plan to repurchase any shares, and, at any time, we may suspend, delay or discontinue the Repurchase Plan.

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

We believe that our established corporate governance practices satisfy the NYSE listing standards.

Item 16H.	Mine Safety Disclosure

Not applicable.

Item 16I.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 17.	Financial Statements

See “Item 18-Financial Statements.”.

Item 18.	Financial Statements

The index to the Financial Statements is presented on page F-1.

Item 19.	Exhibits

The following exhibits are filed as part of this annual report:

Exhibit Number	Description

1.1	Amended and Restated Articles of Incorporation of Navigator Holdings Ltd. (incorporated by reference to Exhibit 3.1 to the registrant’s Registration Statement on Form F-1 (File No. 333-191784), filed on November 6, 2013).

1.2	Second Amended and Restated Bylaws of Navigator Holdings Ltd. (incorporated by reference to Exhibit 3.2 to the registrant’s Registration Statement on Form F-1 (File No. 333-191784), filed on November 4, 2013).

2.1	Form of Common Stock Certificate (incorporated by reference to Exhibit 4.5 to the registrant’s Registration Statement on Form F-1 (File No. 333-191784), filed on November 15, 2013).

2.2*	A description of the rights of each class of securities that is registered under Section 12 of the Exchange Act.

2.3	Amended and Restated Investor Rights Agreement, dated August 4, 2021 among Navigator Holdings Ltd. and BW Group Limited (incorporated by reference to Exhibit 4.2 to the registrant’s Report on Form 6-K (File No. 001-36202), filed on August 4, 2021).

2.4	Investor Rights Agreement, dated August 4, 2021, among Navigator Holdings Ltd., Ultranav International S.A. and Ultranav Denmark ApS. (incorporated by reference to Exhibit 4.3 to the registrant’s Report on Form 6-K (File No. 001-36202), filed on August 4, 2021).

4.1	Navigator Holdings Ltd. 2013 Long-Term Incentive Plan, effective as of October 22, 2013 (incorporated by reference to Exhibit 10.1 to the registrant’s Registration Statement on Form F-1 (File No. 333-191784), filed on November 6, 2013).

4.2	$220.0 million Secured Facility Agreement, dated October 28, 2016, by and among Navigator Gas L.L.C. as borrower, Navigator Holdings Ltd., as guarantor, and the lenders named therein (incorporated by reference to Exhibit 10.1 to the registrant’s Report on Form 6-K (File No. 001-36202), filed on October 31, 2016).

4.3	Joint Venture Agreement, dated August 4, 2010, among PT Persona Sentra Utama, PT Mahameru Kencana Abadi, Navigator Gas Invest Limited and PT Navigator Khatulistiwa (incorporated by reference to Exhibit 10.8 to the registrant’s Registration Statement on Form F-1 (File No. 333-191784), filed on November 4, 2013).

4.4	Supplemental Deed, dated February 13, 2014, among PT Navigator Khatulistiwa, PT Persona Sentra Utama, PT Mahameru Kencana Abadi, Navigator Gas Invest Limited, Falcon Funding Ptd. Ltd. and Navigator Gas L.L.C. (incorporated by reference to Exhibit 4.9 to the registrant’s Annual Report on Form 20-F (File No. 001-36202), filed on March 17, 2014).

Exhibit Number	Description

4.5	$160.8 million Secured Facility Agreement, dated June 30, 2017, by and among Navigator Gas L.L.C. as borrower, Navigator Holdings Ltd., as guarantor, and the lenders named therein (incorporated by reference to Exhibit 10.1 to the registrant’s Report on Form 6-K (File No. 001-36202), filed on July 6, 2017).

4.6	$107.0 million Secured Facility Agreement, dated March 25, 2019, by and among Navigator Atlas L.L.C., Navigator Europa L.L.C., Navigator Oberon L.L.C. and Navigator Triton L.L.C. as borrowers, Navigator Gas L.L.C. and Navigator Holdings Ltd. as guarantors, Credit Agricole Corporate and Investment Bank, ING Bank, a branch of ING—DIBA AG, and Skandinaviska Enskilda Banken AB (Publ), as arrangers and Credit Agricole Corporate and Investment Bank, as agent (incorporated by reference to Exhibit 4.14 to the registrant’s Annual Report on Form 20-F (File No. 001-36202), filed on April 1, 2019).

4.7	$75.0 million Credit Agreement dated March 29, 2019, between Navigator Ethylene Terminals L.L.C. as borrower, and ING Capital L.L.C. and SG Americas Securities L.L.C. as arrangers (incorporated by reference to Exhibit 4.15 to the registrant’s Annual Report on Form 20-F (File No. 001-36202), filed on April 1, 2019).

4.8	$210.0 million Facility Agreement, by and among Navigator Gas L.L.C. as borrower and Nordea Bank AB, ABN Amro Bank N.V., BNP Paribas S.A., ING Bank N.V., London Branch; National Australia Bank Limited and Credit Agricole Corporate and Investment Bank as lead arrangers and a group of financial institutions as lenders, dated as of September 17, 2020 (incorporated by reference to Exhibit 4.10 to the registrant’s Annual Report on Form 20-F (File No. 001-36202), filed on May 17, 2021).

4.09	Bond Terms between Navigator Holdings Ltd., as issuer, and Nordic Trustee AS, as bond trustee and security agent, in the bond issue of 8.0% Navigator Holdings Ltd. Senior Unsecured Callable Bonds dated September 10, 2020 (incorporated by reference to Exhibit 4.1 to the registrant’s Report on Form 6-K (File No. 001-36202), filed on October 21, 2020).

4.10	Share Purchase Agreement, dated August 4, 2021, among Navigator Holdings Ltd., Ultranav International S.A., Ultranav Denmark ApS and Naviera Ultranav Limitada (incorporated by reference to Exhibit 4.1 to the registrant’s Report on Form 6-K (File No. 001-36202), filed on August 4, 2021).

4.11*	Amended and Restated by the First Supplemental Agreement to the $210.0 million Facility Agreement, by and among Navigator Gas L.L.C. as borrower and Nordea Bank AB, ABN Amro Bank N.V., BNP Paribas S.A., ING Bank N.V., London Branch; National Australia Bank Limited and Credit Agricole Corporate and Investment Bank as lead arrangers and a group of financial institutions as lenders, dated as of November 29, 2022.

8.1*	List of Subsidiaries of Navigator Holdings Ltd.

12.1*	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer.

12.2*	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer.

13.1*	Certification under Section 906 of the Sarbanes-Oxley Act of 2002 of the Chief Executive Officer.

13.2*	Certification under Section 906 of the Sarbanes-Oxley Act of 2002 of the Chief Financial Officer.

15.1*	Consent of Independent Registered Public Accounting Firm, PwC LLP

15.2*	Consent of Independent Registered Public Accounting Firm, EY LLP

15.3*	Consent of Independent Registered Public Accounting Firm, DELOITTE & TOUCHE LLP

Exhibit Number	Description

101. INS*	Inline XBRL Instance Document—the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101. SCH*	Inline XBRL Taxonomy Extension Schema

101. CAL*	Inline XBRL Taxonomy Extension Schema Calculation Linkbase

101. DEF*	Inline XBRL Taxonomy Extension Schema Definition Linkbase

101. LAB*	Inline XBRL Taxonomy Extension Schema Label Linkbase

101. PRE*	Inline XBRL Taxonomy Extension Schema Presentation Linkbase

104*	Cover Page Interactive Date File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

NAVIGATOR HOLDINGS LTD.

Date: April 4, 2023	By:	/s/ Niall Nolan
	Name:	Niall Nolan
	Title:	Chief Financial Officer

Report of Independent Registered Public Accounting Firm
To the
Board of Directors and Stockholders of Navigator Holdings Ltd.
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated balance sheets of Navigator Holdings Ltd. and its subsidiaries (the “Company”) as of December 31, 2022 and 2021, and the related consolidated statements of operations, comprehensive income/(loss), stockholders’ equity and cash flows for each of the two years in the period ended December 31, 2022, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in
Internal Control – Integrated Framework
(2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, based on our audits and the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2022 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, based on our audit, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in
Internal Control - Integrated Framework
(2013) issued by the COSO.
We did not audit the financial statements of Enterprise Navigator Ethylene Terminal LLC, a 50% equity investment of the Company as of and for the years ended December 31, 2022 and 2021, which is reflected in the consolidated financial statements of the Company as an equity method investment of $146.3 million and $148.0 million as of December 31, 2022 and 2021, respectively, and income for equity investments of $26.1 million and $11.4 million for the years then ended. Those statements were audited by other auditors whose report thereon has been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for Enterprise Navigator Ethylene Terminal LLC, is based solely on the report of the other auditors.
Basis for Opinions
The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.
Our audits of the consolidated
financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits and the report of other auditors provide a reasonable basis for our opinions.
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
Critical Audit Matters
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
Valuation of vessels and capitalized drydocking costs
As described in Notes 2 and 7 to the consolidated financial statements, the aggregate carrying value of the Company’s vessels and capitalized drydocking costs as of December 31, 2022 was $1,692.5 million. Management’s vessels and capitalized drydocking costs are reviewed for impairment when events or circumstances indicate the carrying amount of the vessel or capitalized drydocking costs may not be recoverable. As disclosed by management, for the year ended December 31, 2022, management determined that there were no circumstances that indicated that the carrying amount of the vessels and capitalized drydocking costs might not be recoverable. Management applied judgment in determining if recent geopolitical and macroeconomic events, including the war in Ukraine, increasing rates of inflation and interest, industry trends, and climate change initiatives which may impact economic useful life assumptions, were indicators that the carrying amount of the vessels and capitalized drydocking costs might not be recoverable. This determination also involved the use of judgements and assumptions regarding expected future utilization rates.
The principal considerations for our determination that performing procedures relating to the valuation of vessels and capitalized drydocking costs is a critical audit matter are: (i) the significant judgment by management in determining whether any events or circumstances existed which would indicate that the carrying value of the vessels and capitalized drydocking costs might not be recoverable; and (ii) the high degree of auditor judgment, subjectivity and effort in performing procedures to evaluate management’s assumption related to expected future utilization rates.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s assessment of events or circumstances in determining if the carrying amount of vessels and capitalized drydocking costs might not be recoverable. These procedures also included, among others (i) evaluating the appropriateness of management’s judgements for determining whether events or circumstances indicate the carrying amount of vessels and capitalized drydocking costs might not be recoverable; (ii) testing the completeness and accuracy of underlying data used by management in their assessment; (iii) evaluating the reasonableness of the significant assumption related to expected future utilization rates; and (iv) evaluating the reasonableness of management’s applied economic useful life assumption to the vessels and capitalized drydocking costs in the context of current industry trends and climate change. Evaluating the reasonableness of the expected future utilization rates involved considering the past performance of the vessels, including historical forecasting accuracy.
/s/ PricewaterhouseCoopers LLP
Watford, United Kingdom
April 4, 2023
We have served as the Company’s auditor since 2021.

Report of Independent Registered Public Accounting Firm
To the Shareholders and the Board of Directors of Navigator Holdings Ltd.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheet of Navigator Holdings Ltd (the Company) as of December 31, 2020, the related consolidated statements of operations, comprehensive income, stockholders’ equity and cash flows for the period ended December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion based on our audit and the report of other auditors, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020, and the results of its operations and its cash flows for the period ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.
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
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit and the report of other auditors provide a reasonable basis for our opinion.
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
London, United Kingdom
May 17, 2021
We have served as the Company’s auditor from 2019 to 2020.

F-
6

Report of Independent Registered Public Accounting Firm
To the Managing Member of Enterprise Navigator Ethylene Terminal LLC
Opinion on the Financial Statements
We have audited the balance sheets of Enterprise Navigator Ethylene Terminal LLC (the “Company”) as of December 31, 2022 and 2021, the related statements of operations, cash flows, and members’ equity, for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.
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
/s/ DELOITTE & TOUCHE LLP
Houston, Texas
February 14, 202
3
We have served as the Company’s auditor since 2018.

F-
7

Navigator Holdings Ltd.
Consolidated Balance Sheets

	December 31, 2021	December 31, 2022
	(in thousands, except share data)
Assets
Current assets
Cash, cash equivalents and restricted cash	$124,223	$153,194
Accounts receivable, net of allowance for credit losses	31,906	18,245
Accrued income	6,150	9,367
Prepaid expenses and other current assets	16,293	21,152
Bunkers and lubricant oils	13,171	8,548
Insurance receivable	6,857	1,452
Amounts due from related parties	16,736	16,363

Total current assets	215,336	228,321
Non-current assets
Vessels, net	1,763,252	1,692,494
Assets held for sale	25,944	—
Property, plant and equipment, net	330	198
Intangible assets, net of accumulated amortization of $509 (December 31, 2021: $387)	400	239
Equity method investments	150,209	148,534
Derivative assets	579	21,955
Right-of-use asset for operating leases	923	3,625
Prepaid expenses and other non- current assets	452	1,372

Total non-current assets	1,942,089	1,868,417

Total assets	$2,157,425	$2,096,738

Liabilities and stockholders’ equity
Current liabilities
Current portion of secured term loan facilities, net of deferred financing costs	$148,570	$99,009
Current portion of operating lease liabilities	381	219
Accounts payable	11,600	7,773
Accrued expenses and other liabilities	19,839	24,708
Accrued interest	5,211	4,211
Deferred income	18,510	23,108
Amounts due to related parties	224	595

Total current liabilities	204,335	159,623

Non-current liabilities
Secured term loan facilities and revolving credit facilities, net of current portion and deferred financing costs	604,790	608,338
Senior secured bond, net of deferred financing costs	67,688	—
Senior unsecured bond, net of deferred financing costs	98,551	98,943
Derivative liabilities	8,800	—
Operating lease liabilities, net of current portion	522	4,032
Deferred tax liabilities	408	4,250
Amounts due to related parties	54,877	48,140

Total non-current liabilities	835,636	763,703

Total Liabilities	1,039,971	923,326
Commitments and contingencies
Stockholders’ equity
Common stock—$0.01 par value per share; 400,000,000 shares authorized; 76,804,474 shares issued and outstanding, (December 31, 2021: 77,180,429)	772	769
Additional paid-in capital	797,324	798,188
Accumulated other comprehensive loss	(253)	(463)
Retained earnings	316,008	364,000

Total Navigator Holdings Ltd. stockholders’ equity	1,113,851	1,162,494
Non-controlling interest	3,603	10,918

Total equity	1,117,454	1,173,412

Total liabilities and equity	$2,157,425	$2,096,738

See accompanying notes to consolidated financial statements.

F-
8

Navigator Holdings Ltd.
Consolidated Statements of Operations

	Year ended December 31, 2020	Year ended December 31, 2021	Year ended December 31, 2022
	(in thousands, except per share data)
Revenues
Operating revenues	$319,665	$352,922	$405,346
Operating revenues—Unigas Pool	—	27,004	46,345
Operating revenues—Luna Pool collaborative arrangements	12,830	26,555	22,101

Total operating revenues	332,495	406,481	473,792

Expenses
Brokerage commissions	5,095	4,802	5,900
Voyage expenses	63,372	71,953	78,674
Voyage expenses—Luna Pool collaborative arrangements	12,418	20,913	20,716
Vessel operating expenses	109,503	131,183	159,266
Depreciation and amortization	76,681	88,486	126,220
Impairment losses on vessels	—	63,581	—
Profit from sale of vessels	—	—	(4,721)
General and administrative costs	23,871	28,881	27,439
Other income	(199)	(367)	(364)

Total operating expenses	290,741	409,432	413,130

Operating income/(loss)	41,754	(2,951)	60,662
Other income/(expense)
Foreign currency exchange gain/(loss) on senior secured bonds	(1,931)	2,146	6,589
Realized loss on cross currency interest rate swap	—	—	(6,270)
Unrealized gain on non-designated derivative instruments	2,762	791	25,124
Interest expense	(41,080)	(38,682)	(50,840)
Loss on repayment of senior bonds	(479)	—	(1,102)
Write off of deferred financing costs	(155)	—	(212)
Interest income	408	302	1,082

Income/(loss) before income taxes and share of result of equity method investments	1,279	(38,394)	35,033
Income taxes	(617)	(1,969)	(5,949)
Share of results of equity method investments	651	11,147	25,794

Net income/(loss)	1,313	(29,216)	54,878
Net income attributable to non-controlling interests	(1,756)	(1,748)	(1,405)

Net income/(loss) attributable to stockholders of Navigator Holdings Ltd.	(443)	(30,964)	53,473

Gain/(loss) per share attributable to stockholders of Navigator Holdings Ltd.:
Basic and Diluted:	$(0.01)	$(0.48)	$0.69

Weighted average number of shares outstanding:
Basic	55,885,376	64,669,567	77,234,830
Diluted:	55,885,376	64,669,567	77,558,494

See accompanying notes to consolidated financial statements.

F-
9

Navigator Holdings Ltd.
Consolidated Statements of Comprehensive Income/(Loss)

	Year ended December 31, 2020 (in thousands)	Year ended December 31, 2021 (in thousands)	Year ended December 31, 2022 (in thousands)
Net (loss)/ income	$1,313	$(29,216)	$54,878
Other comprehensive income/(loss):
Foreign currency translation gain/(loss)	86	(8)	(215)

Total comprehensive (loss)/income	$1,399	$(29,224)	$54,663

Total comprehensive (loss)/income attributable to:
Stockholders of Navigator Holdings Ltd:	(357)	(30,972)	53,263
Non-controlling interests:	1,756	1,748	1,400

Total comprehensive (loss)/income	$1,399	$(29,224)	$54,663

See accompanying notes to consolidated financial statements.

F-1
0

Navigator Holdings Ltd.
Consolidated Statements of Stockholders’ Equity
(in thousands, except share data)

	Common stock
	Number of shares	Amount 0.01 par value	Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Retained Earnings	Non-controlling interest	Total
January 1, 2020,	55,826,644	$558	$592,010	$(331)	$347,566	$99	$939,902
Adjustment to equity for the adoption of new credit losses standard	—	—	—	—	(151)	—	(151)
Restricted shares issued March 19, 2020,	79,172	1	—	—	—	—	1
Restricted shares cancelled April 14, 2020,	(2,144)	—	—	—	—	—	—
Restricted shares cancelled October 19, 2020,	(10,054)	—	—	—	—	—	—
Net (loss) / income	—	—	—	—	(443)	1,756	1,313
Foreign currency translation	—	—	—	86	—	—	86
Share-based compensation plan	—	—	1,244	—	—	—	1,244

December 31, 2020,	55,893,618	$559	$593,254	$(245)	$346,972	$1,855	$942,395
Issuance of common stock	21,202,671	212	202,698	—	—	—	202,910
Restricted shares issued March 17, 2021,	85,263	1	—	—	—	—	1
Restricted shares issued October 31, 2021,	15,000	—	—	—	—	—	—
Restricted shares cancelled December 7, 2021,	(16,123)	—	—	—	—	—	—
Net (loss)/income	—	—	—	—	(30,964)	1,748	(29,216)
Foreign currency translation	—	—	—	(8)	—	—	(8)
Share-based compensation plan	—	—	1,372	—	—	—	1,372

December 31, 2021,	77,180,429	$772	$797,324	$(253)	$316,008	$3,603	$1,117,454
Repurchase of common stock	(459,665)	(4)	—	—	(5,481)	—	(5,485)
Restricted shares issued March 17, 2022,	75,716	1	—	—	—	—	1
Restricted shares issued April 4, 2022,	10,000	—	—	—	—	—	—
Restricted shares cancelled May 26, 2021,	(2,006)	—	—	—	—	—	—
Net income	—	—	—	—	53,473	1,405	54,878
Foreign currency translation	—	—	—	(210)	—	(5)	(215)
Share-based compensation plan	—	—	864	—	—	—	864
Investment by non-controlling interest	—	—	—	—	—	5,915	5,915

December 31, 2022,	76,804,474	$769	$798,188	$(463)	$364,000	$10,918	$1,173,412

See accompanying notes to consolidated financial statements.

F-1
1

Navigator Holdings Ltd.
Consolidated Statements of Cash Flows

	Year ended December 31, 2020 (in thousands)	Year ended December 31, 2021 (in thousands)	Year ended December 31, 2022 (in thousands)
Cash flows from operating activities
Net (loss)/income	$1,313	$(29,216)	$54,878
Adjustments to reconcile net income/(loss) to net cash provided by operating activities
Foreign exchange (gain)/loss on senior secured bonds	1,931	(2,146)	(6,589)
Unrealized loss/(gain) on non-designated derivative instruments	(2,762)	(791)	(25,124)
Realized loss on cross currency interest rate swap	—	—	6,270
Depreciation and amortization	76,681	88,486	126,220
Payment of drydocking costs	(10,192)	(19,944)	(18,338)
Share-based compensation expense	1,245	1,373	869
Amortization of deferred financing costs	4,654	3,668	3,863
Share of results of equity method investments	(651)	(11,147)	(25,794)
Call option premium on redemption of 7.75% unsecured bond	236	—	—
Impairment losses on vessels	—	63,581	—
Profit from sale of vessel	—	—	(4,721)
Other unrealized foreign exchange loss/(gain)	286	(704)	—
Changes in operating assets and liabilities	—
Accounts receivable	8,860	(7,874)	13,661
Insurance claim receivable	(975)	(8,007)	(3,858)
Bunkers and lubricant oils	1,217	(2,703)	3,958
Accrued income, prepaid expenses and other current assets	(20,771)	36,566	(9,541)
Accounts payable, accrued interest, accrued expenses and other liabilities	(4,118)	3,211	10,478
Amounts due from related parties	(12,075)	(16,412)	1,204

Net cash provided by operating activities	44,879	97,941	130,308

Cash flows from investing activities
Additions to vessels and equipment	(2,233)	(3,150)	(45,719)
Contributions to equity method investments	(17,354)	(4,000)	—
Distributions from equity method investments	—	16,183	27,469
Purchase of other property, plant and equipment and intangibles	(31)	(390)	(50)
Cash acquired with investment in Ultragas	—	17,477	—
Cash received from non-controlling interest	—	—	5,915
Net proceeds from sale of vessel	—	4,530	38,762
Insurance recoveries	3,467	2,407	9,263

Net cash (used in)/provided by investing activities	(16,151)	33,057	35,640

Cash flows from financing activities
Proceeds from secured term loan facilities and revolving credit facilities	51,000	18,000	139,273
Proceeds from revolving loan facility	185,000	—	—
Issuance of 8.00% senior unsecured bonds	100,000	—	—
Issuance cost of senior secured bonds	(141)	—	—
Issuance cost of 8.0% senior unsecured bonds	(1,963)	—	—
Issuance cost of refinancing of vessel	(18)	—	—
Direct financing cost of secured term loan and revolving credit facilities	(1,939)	(26)	(1,874)
Direct financing cost of terminal credit facility	(72)	—	—
Repayment of senior bonds	(100,236)	—	(61,564)
Repurchase of share capital	—	—	(5,485)
Settlement of derivatives	—	—	(11,322)
Repayment of secured term loan facilities and revolving credit facilities	(260,167)	(77,726)	(186,430)
Repayment of refinancing of vessel to related parties	(6,845)	(6,342)	(6,738)

Net cash used in financing activities	(35,381)	(66,094)	(134,140)

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(206)	48	(2,837)

Net increase/(decrease) in cash, cash equivalents and restricted cash	(6,859)	64,952	28,971
Cash, cash equivalents and restricted cash at beginning of year	66,130	59,271	124,223

Cash, cash equivalents and restricted cash at end of year	$59,271	$124,223	$153,194

Supplemental Information
Total interest paid during the year, net of amounts capitalized	$37,619	$33,023	$48,600

Total tax paid during the year	$330	$579	$2,438

See accompanying notes to consolidated financial statements.

F-1
2

Navigator Holdings Ltd.
Notes to the Consolidated Financial Statements
for the year ended December 31, 2022
1. Description of Business
Navigator Holdings Ltd. (the “Company”), the ultimate parent company of the Navigator Group of companies, is registered in the Republic of the Marshall Islands. The Company has a core business of owning and operating a fleet of liquefied gas carriers. As of December 31, 2022, the Company owned and operated 53 gas carriers (the “Vessels”) each having a cargo capacity of between 3,770 cbm and 38,000 cbm, of which 26 were ethylene and ethane capable vessels.
The Company entered into a joint venture (the “Navigator Greater Bay Joint Venture”) with Greater Bay Gas Co. Ltd. (“Greater Bay Gas”) in September 2022, and has acquired two 17,000 cbm, 2018-built ethylene capable liquefied gas carriers

and
two 22,000 cbm, 2019-built ethylene capable liquefied gas
carriers and intends to acquire an additional
22,000
cbm, 2019-built ethylene capable liquefied gas carrier in April 2023.

The vessels are currently commercially managed by the in-house Luna Pool and technically managed by the third part, PG Shipmanagement of Singapore.
The Company also owns a 50%
share in a joint venture (the “Export Terminal Joint Venture”) that operates an ethylene export marine terminal at Morgan’s Point, Texas on the Houston Ship Channel (the “Ethylene Export Terminal”). Our Ethylene Export Terminal has the capacity to export approximate ly one million tons of ethylene per year
2. Summary of Significant Accounting Policies
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

•	the current financial condition and liquidity sources, including current funds available and forecasted future cash flows;

•	any likely effects of global epidemics or other health crises, such as the COVID-19 pandemic;

•	the effects of the conflict in Ukraine on the Company’s business, including potential escalations or wider implications on other countries as well as the possible effects of trade disruptions; and

•	environmental effect on vessels Energy Efficiency Existing Ship Index (“EEXI”) and related impact of these regulations on vessel impairment.
Management has determined that it is appropriate to continue to adopt the going concern basis in preparing the financial statements.
The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries and Variable Interest Entities (“VIE”) for which the Company is a primary beneficiary are also consolidated (See Note 10—Variable Interest Entities to our consolidated financial statements). All intercompany accounts and transactions hav
e
 been eliminated in consolidation.
We operate the Ethylene Export Terminal through our 50/50 Export Terminal Joint Venture. Our joint venture partner is the sole managing member of the Export Terminal Joint Venture and it is also the operator of the

F-1
3

Ethylene Export Terminal. The Export Terminal Joint Venture is organized as a limited liability company and maintains separate ownership accounts, consequently, we account for our investment using the equity method as our ownership interest is 50% and we exercise joint control over the investee’s operating and financial policies. We disclose our proportionate share of profits and losses from equity method unconsolidated affiliates in the statement of operations and adjust the carrying amount of our equity method investments on the balance sheet accordingly. The carrying amount is recognized initially at cost, which includes interest capitalized from the terminal loan facility utilized during the construction phase. The capitalized interest will be amortized over the useful life of the terminal. After initial recognition, the consolidated financial statements will include the Company’s share of the profit or loss and other comprehensive income (“OCI”) of equity-accounted investees, until the date on which joint control ceases.
In March 2020, the Company collaborated with Pacific Gas Pte. Ltd. and Greater Bay Gas to form and manage the Luna Pool. As part of the formation of the Luna Pool, Luna Pool Agency Limited, (“Pool Agency”) was established. The investment in the Pool Agency created a 50/50 joint venture with Greater Bay Gas as outlined by Accounting Standards Codification (“ASC”) 323 – Investments -Equity Method and Joint Ventures (“ASC 323”). The Company’s investment in Pool Agency is accounted for as an equity investment in accordance with the guidance within ASC 810 – Consolidation and ASC 323. Pool revenues and expenses within the Luna Pool are accounted for in accordance with ASC 808 – Collaborative Arrangements.
We own a 50%
share in Dan Unity CO2 A/S (“Dan Unity”). Dan-Unity is a 50/50 joint venture involving one of our subsidiaries, and the joint venture partners, who combine their financial capacities, expertise in, and experience with designing and potentially constructing specialized CO2 gas carriers and would handle all activities of seaborne CO2 transportation. Dan Unity is accounted for as an investment using the equity method in accordance with the guidance within ASC 810 – Consolidation, and ASC 323 – Equity method and joint ventures.
We own a 33.3% share in Unigas International B.V. (“Unigas B.V”). Unigas B.V operates the Unigas Pool which was founded in 1969, with three pool members, Schulte Group, Sloman Neptun and Navigator Gas Denmark Aps (‘Pool members’) each contribute vessels to operate within the Unigas Pool. The Unigas pool is not a legal entity and operations are governed by an agreement between the Pool members. These vessel earnings are pooled and then distributed to the Pool members, using a formula according to the Unigas Pool agreement. The Company’s investment in Unigas B.V is accounted for as an investment using the equity method in accordance with the guidance within ASC 810 – Consolidation, and ASC 323 – Equity method and joint ventures, whereas revenues and expenses within the Unigas Pool are accounted for in accordance with ASC 842 – Leases.
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
We have reclassified $0.2 m
illion for December 31, 2020 in relation to ‘Other unrealized foreign exchange loss/(gain)’ in the cash flow to align with the current years presentation.
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

Under the pool agreement, the Commercial Manager is responsible, as an agent, for the marketing and chartering of the participating vessels, collection of revenues and paying voyage costs such as port call expenses, bunkers and brokers’ commissions in relation to charter contracts, but the vessel owners continue to be fully responsible for the financing, insurance, crewing and technical management of their respective vessels. The Commercial Manager receives a fee based on the net revenues of the Luna Pool, which is levied on the Pool Participants, which was a net amount of $0.4 million, after the elimination of inter group income, for the year ended December 31, 2022, (December 31, 2021 and 2020: $0.4 million) and is presented as other income within our consolidated statements of operations.
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
(b) Vessels
Vessels are stated at cost, which includes the cost of construction, capitalized interest and other direct costs attributable to the construction. The cost of the vessels (excluding the estimated initial drydocking cost) less their estimated residual value is depreciated on a straight-line basis over the vessel’s estimated useful life. With effect from January 1, 2022, the estimated useful life of the Company’s vessels changed from 30 years to 25 years, from the date of its original construction.
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
(d) Valuation of Vessels
Our vessels and capitalized drydocking costs are reviewed for impairment when events or circumstances indicate the carrying amount of the vessel and capitalized drydocking costs may not be recoverable. When such indicators are present, a vessel and the capitalized drydocking costs are tested for recoverability, and we recognize an impairment loss if the sum of the future cash flows (undiscounted and excluding interest charges that will be recognized as an expense when incurred) expected to be generated by the vessel and the capitalized drydocking costs over their estimated remaining useful life are less than its carrying value.
If we determine that a vessel’s undiscounted cash flows are less than its carrying value, we record an impairment loss equal to the amount by which its carrying amount exceeds its fair value. Fair value is determined using a discounted cashflow model. The new lower cost basis would result in a lower annual depreciation than before the impairment. At December
31
,
2022
, the estimated useful lives of the vessels were unchanged at
25
years, and
none
of the vessels showed indications of impairment. At December
31
,
2021
, to reflect the impact of climate change and sustainability on utilization rate, the useful lives of the vessels was updated from
30
years to
25
years, resulting in the need for an impairment review. This review determined that eight
vessels were impaired and a total impairment loss of $
58.2
million was recorded.
Judgements regarding the impact of recent geopolitical and macroeconomic events, including the war in Ukraine, increasing rates of inflation and interest, industry trends, and climate change initiatives which may impact economic useful life assumptions, are required in evaluating events or circumstances which indicate the carrying amount of the vessel and capitalized drydocking costs might not be recoverable. A comparison of current carrying values to anticipated future operating cash flows, expectations with respect to future operations and other relevant factors, including judgements and assumptions regarding expected future charter rates and expected future utilization rates, are also considered in this determination. When impairment indicators are present, the estimates and assumptions regarding expected cash flows require considerable judgment and are based upon historical experience, financial forecasts and industry trends and conditions and reflect management’s assumptions and judgements. Future cash flow assumptions also require estimates regarding the remaining useful lives of the vessels and capitalized drydocking costs. When discounted cash flows are required, assumptions are made regarding the discount rate applied to the estimated future cash flows.
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
(f) Drydocking Costs
Depending on the age of each vessel, it is required to be dry-docked ever
y 30 to 60
months for classification society surveys and inspections of, among other things, the underwater parts of the vessel. These works include, but are not limited to hull coatings, seawater valves, steelworks and piping works, propeller servicing and anchor chain winch calibrations, all of which cannot be performed while the vessels are operating. The Company capitalizes costs associated with the dry-dockings in accordance with ASC 360 – Property, Plant and Equipment, and depreciates these costs on a straight-line basis over the period to the next expected dry-docking. depreciation of dry-docking costs is included in depreciation in the Consolidated Statements of Operations. Costs incurred during the dry-docking period which relate to routine repairs and maintenance are expensed. Where a vessel is newly acquired, or constructed, a proportion of the cost of the vessel is allocated to the components expected to be replaced at the next drydocking based on the expected costs relating to the next drydocking, which is based on experience and past history of similar vessels. Drydocking costs are included within operating activities on the cashflow statement.

(g) Intangible assets
Intangible assets consist of software acquisition and associated costs of software modification to meet the Company’s internal needs. Intangible assets are amortized on a straight-line basis over the expected life of the software license, product or the expected duration that the software is estimated to contribute to the cash flows of the Company, estimated to be five years. Amortization of intangible assets is included in depreciation and amortization in the Consolidated Statements of Operations. Intangible assets are assessed for impairment when and if impairment indicators exist. An impairment loss is recognized if the carrying amount of an intangible asset is not recoverable and its carrying amount exceeds its fair value. No impairment has been recognized for the years ending December 31, 2022, 2021 and 2020.
(h) Cash, Cash Equivalents and Restricted Cash
The Company considers highly liquid investments, such as time deposits and certificates of deposit, with an original maturity of three
months or less when purchased, to be cash equivalents. As of December
31
,
2022
, and
2021
and for the years then ended, the Company had balances in U.S. financial institutions in excess of the amounts insured by the Federal Deposit Insurance Corporation (“FDIC”). The Company also maintains cash balances in foreign financial institutions outside of the U.S. which are not covered by the FDIC.
Amounts included in restricted cash represent cash in blocked deposit accounts that is required to be deposited in accordance with the terms of the secured term loans with a banking institution. These funds are restricted and are not permitted to be used. As of December
31
,
2022
, there was $
6.5
million held in blocked deposit accounts and thereby restricted from use for the duration of the outstanding associated secured term loans (
December 31, 2021
: $
nil
).
(i) Accounts Receivable, net
The Company carries its accounts receivable at cost less an allowance for expected credit losses. As of December 31, 2022 and 2021, the Company evaluated its accounts receivable and established an allowance for expected credit losses, based on a history of past write-offs, collections and current credit conditions, the Company also considers future and reasonable and supportable forecasts of future economic conditions in its allowance for expected credit losses. The Company does not generally charge interest on past-due accounts (unless the accounts are subject to legal action), and accounts are written off as uncollectible when all reasonable collection efforts have failed. Accounts are deemed past-due based on contractual terms.
(j) Bunkers and lubricant oils
Bunkers and lubricant oils include bunkers (fuel), for those vessels under voyage charters, and lubricants. Under a time charter, the cost of bunkers is borne by and remains the property of the charterer. Bunkers and lubricant oils are accounted for on a first-in, first-out (“FIFO”) basis and are valued at cost.
(k) Deferred Finance Costs
Costs incurred in connection with obtaining secured term loan facilities, revolving credit facilities and bonds are recorded as deferred financing costs and are amortized to interest expense over the estimated duration of the related debt. Such costs include fees paid to the lenders or on the lenders’ behalf and associated legal and other professional fees. Under the Accounting Standards Update (ASU) 2015- 03, Interest—Imputation of Interest the Company has adopted the accounting standard (Subtopic 835-30)—simplifying the presentation of debt issuance cost to present the unamortized debt issuance costs, excluding upfront commitment fees, as a direct reduction of the carrying value of the debt. Deferred financing costs related to undrawn debt are presented as assets on our consolidated balance sheets and amortized using the straight-line method. Following a loan refinancing assessed as a modification, any unamortized issuance costs related to the refinanced facility will continue to be amortized over the new term of the loan using the effective interest rate method.

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
Voyage charter and COA arrangements
In the case of vessels contracted under voyage charters, the vessel is contracted for a voyage, or a series of voyages, between two or more ports and the Company is paid for the cargo transported. Revenue from COAs is recognized on the same basis as revenue from voyage charters, as they are essentially a series of consecutive voyage charters. Payment from voyage charters and COAs is due upon discharge of the cargo at the discharge port. We recognize revenue on a load port-to discharge port basis and determine percentage of completion for all voyage charters and COAs on a time elapsed basis. The Company believes that the performance obligation towards the customer starts to become satisfied once the cargo is loaded and the obligation becomes completely satisfied once the cargo has been discharged at the discharge port.
Under this revenue recognition standard, the Company has identified certain costs incurred to fulfill a contract with a charterer, which are costs incurred following the commencement of a contract or charter party but before the loading of the cargo commences. These directly related costs are generally fuel or any canal or port costs incurred to get the vessel from its position at the inception of the contract to the load port to commence loading of the cargo. These costs are deferred and amortized over the duration of the performance obligation on a time basis. Voyage charters and COAs have an expected duration of one year or less.
Time charter arrangements
For vessels contracted under time charters, the arrangements are for a specified period of time. The Company receives a fixed charter rate per on-hire day which is payable monthly in advance and revenue is recognized ratably over the term of the charter. Within our time charter arrangements, key decisions concerning the use of the vessel during the duration of the time charter period reside with the charterer. We are responsible for the crewing, maintenance and insurance of the vessel, and the charterer is generally responsible for voyage specific costs, which typically include bunkers and port/canal costs. As the charterer holds rights to determine how and when the vessel is used and is also responsible for voyage specific costs incurred during the voyage, the charterer derives the economic benefits from the use of the vessel, as control over the use of the vessel is transferred to the charterer during the specified time charter period. Time charters are therefore considered operating leases and we apply the lease income recognition guidance in ASC 842 – Leases following the adoption of that standard. In addition, the Company has performed a qualitative analysis of each of its time charter contracts and concluded that the lease component is the predominant component as the charterer would attribute most value to the ability to direct the use of the vessel rather than to the technical and crewing services to operate the vessel which are add-on services. Accordingly, revenue from vessels under time charter arrangements is presented as a single lease component.

(o) Other Comprehensive Income/(Loss)
The Company follows the provisions of ASC 220 – Comprehensive Income, which requires separate presentation of certain transactions, which are recorded directly as components of stockholders’ equity. Comprehensive income is comprised of net income/(loss) and foreign currency translation gains and losses.
(p) Voyage Expenses and Vessel Operating Expenses
When the Company employs its vessels on time charter, it is responsible for all the operating expenses of the vessels, such as crew costs, stores, insurance, repairs and maintenance while the customer is responsible for substantially all of the voyage expenses. In the case of voyage charters, the vessel is contracted only for a voyage between two or more ports, and the Company pays for all voyage expenses in addition to the vessel operating expenses. Voyage expenses consist mainly of in-port expenses, canal fees and bunker (fuel) consumption and are recognized as incurred during the performance obligation (the period of time from load to discharge) of the vessel. The Company has identified certain voyage costs incurred to fulfill a contract with a charterer, which are costs incurred following the commencement of a contract or charter party but before the loading of the cargo commences. These directly related costs are generally fuel or any canal or port costs to get the vessel from its position at inception of the contract to the load port to commence loading of the cargo. These costs are deferred and amortized over the duration of the performance obligation on a time basis.
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
(s) Share-Based Compensation
The Company records as an expense in its financial statements the fair value of all equity-settled stock-based compensation awards. The terms and vesting schedules for share-based awards vary by type of grant. Generally, the awards vest subject to time-based (typically one to three years) service conditions. Compensation expense is recognized ratably over the service period.
(t) Use of Accounting Estimates
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

F-
19

because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material.
(u) Foreign Currency Transactions
Substantially all of the Company’s cash receipts are in U.S. Dollars. The Company’s disbursements, however, are in the currency invoiced by the supplier. The Company remits funds in the various currencies invoiced. The non-U.S. Dollar invoices received, and their subsequent payments, are converted into U.S. Dollars when the transactions occur. The movement in exchange rates between these two dates is transferred to an exchange difference account and is expensed each month. The exchange risk resulting from these transactions is not considered to be material.
(v) Derivative instruments
Derivative instruments are initially recorded at fair value as either assets or liabilities in the accompanying balance sheets and subsequently remeasured to fair value at each reporting date, regardless of the purpose or intent for holding the derivative. The resulting derivative assets or liabilities are shown as a single line and are not netted off against one another on the face of the balance sheet. The method of recognizing the resulting gain or loss is dependent on whether the derivative contract qualifies for hedge accounting and has been designated as a hedging instrument. For derivative instruments that are not designated or that do not qualify as hedging instruments under ASC 815 – Derivatives and Hedging, the asset or liability is recognized as ‘Derivative assets’ or ‘Derivative liabilities’ on the balance sheet and changes in the fair value of the derivative financial instruments are recognized in earnings. Gains and losses from the Company’s non-designated interest rate swap agreements are recorded in unrealized (losses)/gains on non-designated derivative instruments in the Company’s consolidated statements of operations but do not impact our cash flows.
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
The Company has a subsidiary in the United States of America where the base tax rate is currently 21%. The subsidiary owns a 50% interest in the Export Terminal Joint Venture, a pass through entity for U.S. tax purposes with the subsidiary liable for its share of the profits of the Ethylene Export Terminal.
The Company has consolidated a VIE incorporated in Malta where the base tax rate is 35%. This VIE is the lessor entity for the sale and leaseback of
Navigator Aurora
and pays interest, management and other fees to its parent entity, Ocean Yield Malta (please read Note 10—Variable Interest Entities to the consolidated financial statements).
The Company considered the income tax disclosure requirements of ASC 740 – Income Taxes, with regard to disclosing material unrecognized tax benefits; none were identified. The Company’s policy is to recognize accrued interest and penalties for unrecognized tax benefits as a component of tax expense. As of December 31, 2021, and 2022, there were no accrued interest and penalties for unrecognized tax benefits.

F-2
0

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
(x) Earnings Per Share
Basic earnings per common share (“Basic EPS”) is computed by dividing the net income/(loss) available to common stockholders by the weighted average number of shares outstanding. Diluted earnings per common share (“Diluted EPS”) is computed by dividing the net income available to common stockholders by the weighted average number of common shares and dilutive common share equivalents then outstanding.
Share options granted pursuant to the 2013 Restricted Stock Plan are the only dilutive shares, and these shares have been considered as outstanding since their respective grant dates for purposes of computing diluted earnings per share. These shares were antidilutive in the years ended December 31, 2021 and 2020 and thus not included in the calculation of diluted EPS in 2021 and 2020.
(y) Related parties
Parties are related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also related if they are subject to common control or significant influence.
(z) Segment Reporting
Management internally evaluates the performance of the enterprise as a whole and not on the basis of separate business units or different types of charters. As a result, the Company has determined that it operates as one reportable segment. Since the Company’s vessels regularly move between countries in international waters over many trade routes, it is impractical to assign revenues or earnings from the transportation of international LPG and petrochemical products by geographic area. Other than two vessels involved in cabotage trade within Indonesia for the years ended December 31, 2022 and 2021 (December 31, 2020: three vessels), our vessels operate on a worldwide basis and are not restricted to specific locations. As disclosed in Note 6—Operating revenue to our consolidated financial statements, there are two different revenue streams due to the nature of the contracts that we operate. The Company considers the equity method investments do not meet the criteria in ASC 280 to be separate reportable segments
.
(aa) Recent Accounting Pronouncements
The following accounting standards issued as of March 31, 2023, may affect the future financial reporting by Navigator Holdings Ltd:
In January 2021, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2021-01, Reference Rate Reform (Topic 848)—Reference Rate Reform on Financial Reporting. The amendments in this Update are elective and apply to all entities that have derivative instruments that use an

F-2
1

interest rate for margining, discounting, or contract price alignment that is modified as a result of reference rate reform. The amendments also optionally apply to all entities that designate receive-variable-rate, pay-variable rate cross currency interest rate swaps as hedging instruments in investment hedges that are modified as a result of reference rate reform. This optional guidance may be applied upon issuance from any date beginning January 7, 2021, through December 31, 2022. Additionally in December 21, the FASB issued ASU 2022-06, which defers the sunset date of ASC 848, Reference Rate Reform, from December 31, 2022 to December 31, 2024. ASC 848 provides temporary relief relating to the potential accounting impact relating to the replacement of LIBOR or other reference rates expected to be discounted as a result of reference rate reform. ASU 2022-06 is effective immediately for all entities. As a result we have we have updated certain banking facilities to a new reference rate with no material effects on our consolidated financial position, results of operations, and cash flows. No material impact on our consolidated financial position, results of operations, and cash flows as a result of future amendments are expected based on our evaluation of our contracts.
There are no accounting pronouncements that will have a material impact
.
3. Business Combinations
There were no acquisitions for the year ended December 31, 2022. In
August 2021, the Company completed the Ultragas Transaction by acquiring two entities, Othello Shipping, with its 18 wholly vessel owning subsidiaries, and Ultragas ApS (now renamed Navigator Gas (Denmark) ApS), the vessels’ operator. Navigator Gas (Denmark) ApS has a wholly owned subsidiary, Navigator Gas Shipmanagement (Denmark) ApS, an in-house technical manager; a 33.33% share in the equity of Unigas Intl B.V. and the Unigas Pool (a pool in which 11 of the 18 vessels acquired operated at the time of the acquisition); a 25% share in the equity of Ultraship Crewing Philippines Inc. (“UCPI”, “UltraShip Crewing”), a marine services provider; and a 40% share in the equity of Ultraship Services Philippines Inc. (“NSSPI”), an IT, accounting and administrative support provider.
The total consideration was $410.4 million, comprising $202.9 million in equity consideration to affiliates of Naviera
Ultranav
 Limitada
(21.2 million shares of the Company’s common stock at $9.57 per share (closing price on August 4, 2021)) and debt and other liabilities assumed of $207.5 million.
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

The Company recorded the acquired assets and liabilities at fair value. The values of the vessels were recorded in accordance with the principles set forth under ASC 820. “Fair Value Measurement” based upon estimates of value derived using the discounted cash flow method under the income approach. Acquisition related transaction costs consisted of various legal, accounting, valuations and other professional fees which amounted to $1.3 million, which were expensed as incurred and are presented in the statement of operations within general and administrative costs for the year ended December 31, 2021.
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
The Company held no derivatives designated as hedges as of December 31, 2022, and 2021.
Fair value is a market-based measurement that is determined based on assumptions that market participants would use in pricing an asset or a liability. The fair value accounting standard establishes a three-tier fair value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:
Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2—Include other inputs that are directly or indirectly observable in the marketplace.
Level 3—Unobservable inputs which are supported by little or no market activity.
Interest Rate risk
In July 2020, the Company entered into floating-to-fixed interest rate swap agreements with ING Capital Markets LLC (“ING”) and Societe Generale (“SocGen”) with a termination date of December 31, 2025, to run concurrently with the Terminal Facility. Under these agreements, the notional amounts of the swaps are 80% of the amounts drawn under the Terminal Facility. The interest rate receivable by the Company under these interest rate swap agreements is 3-month LIBOR, calculated on a 360-day year basis, which resets every three months in line with the dates of interest payments on the Terminal Facility. The interest rate payable by the Company under these interest rate swap agreements is 0.369% and 0.3615% per annum to ING and SocGen respectively.
The fair value of these non-designated derivative instruments is presented as a non-current asset or liability in the Company’s consolidated balance sheets and the change in fair value is presented in the consolidated statements of operations. As of December 31, 2022, the interest rate swaps had a fair value asset of $2.1 million (December 31, 2021, a fair value asset of $0.6 million) and resulted in unrealized gains of $1.5 million (December 31, 2021, $0.07 million) on the combined fair value of the swaps with ING and SocGen, for the year ended December 31, 2022. The remeasurement to fair value has no impact on the cash flows at the reporting dates.
In August 2021, as part of the Ultragas Transaction, the Company assumed a number of existing loan facilities with associated fixed interest rate swaps. These fixed interest rate swaps are entered into with two of the financial institutions which were lenders on the loan facilities, being: Banco Santander Chile SA and Deutsche Bank AG London. Each loan tranche comprises of two fixed interest rate swaps covering 70% and 30% respectively of the

F-2
3

notional value of the outstanding loan amounts in each tranche. The interest rate receivable by the Company under these interest rate swap agreements is 6-month LIBOR, calculated on a 360-day year basis, which resets every six months in line with the dates of interest payments on the Term Loan Facilities. The interest rate payable by the Company under these interest rate swap agreements is in the range between 1.627% and 2.137% per annum to the financial institutions detailed above.
The fair value of these non-designated derivative instruments is presented as a non-current asset or liability in the Company’s consolidated balance sheets and the change in fair value is presented in the consolidated statements of operations. As of December 31, 2022, the interest rate swaps had a fair value asset of $7.4 million (December 31, 2021, a fair value liability of $3.2 million) and resulted in unrealized gains of $10.5 million on the combined fair value of the swaps for the year ended December 31, 2022 (December 31, 2021, an unrealized gain
 of $2.8 million). The remeasurement to fair value has
no
impact on the cash flows at the reporting date.
In December 2021, the Company entered into new floating to fixed interest rate swap agreements on our September 2020 Secured Revolving Credit Facility with Nordea Bank ABP, National Australia Bank Limited, ABN AMRO Bank N.V. and BNP Paribas S.A. with a termination date of September 2025 to run concurrently with the facility. The interest rate receivable by the Company under these interest rate swap agreements was 3-month LIBOR up until December 31, 2022 and is compound
SO
FR since that date, calculated on a 360-day year basis, which resets every three months in line with the dates of interest payments on the Secured Revolving Credit Facility. The interest rate payable by the Company under these interest rate swap agreements was 1.296% per annum to the four institutions listed above for the year to December 31, 2022 and is being reduced by approximately 0.26161% to reflect the change from LIBOR to
SO
FR.
The fair value of these non-designated derivative instruments is presented as a non-current asset or liability in the Company’s consolidated balance sheets and the change in fair value is presented in the consolidated statements of operations. As of December 31, 2022, the interest rate swaps had a fair value asset of $12.5 million (December 31, 2021, a fair value liability of $0.5 million) and resulted in an unrealized gain of $13.1 million (December 31, 2021, an unrealized loss of $0.5 million) on the combined fair value of the swaps with these four financial institutions, for the year ended December 31, 2022. The remeasurement to fair value has no impact on the cash flows at the reporting date.
All interest rate swaps above are remeasured to fair value at each reporting date and have been categorized as level two on the fair value measurement hierarchy.
Foreign Currency Exchange Rate risk
All foreign currency-denominated monetary assets and liabilities are revalued and are reported in the Company’s functional currency based on the prevailing exchange rate at the end of the period. These foreign currency transactions fluctuate based on the strength of the U.S. Dollar. The remeasurement of all foreign currency-denominated monetary assets and liabilities at each reporting date results in unrealized foreign currency exchange differences but do not impact our cash flows.
The fair value of any non-designated derivative instrument is presented in the Company’s consolidated balance sheets and the change in fair value during the year is presented in the consolidated statements of operations. The Company terminated the cross-currency interest rate swap on December 23, 2022, as a result of the underlying liability being redeemed. This resulted in a realization of a loss on the cross-currency interest rate swap of $6.3. million at that date. As of December 31, 2021, the cross-currency interest rate swap had a fair value liability of $5.1 million and an unrealized loss of $2.2 million. This remeasurement to fair value had no impact on the cash flows at the reporting date except for the effect on restricted cash.

F-2
4

Credit risk
The Company is exposed to credit losses in the event of non-performance by the counterparties to the interest rate swap agreements. As of December 31, 2022, the company is exposed to credit risk as the interest rate swaps were in an asset position from the perspective of the Company. In order to minimize counterparty risk, the Company only enters into derivative transactions with counterparties that are reputable financial institutions, highly rated by a recognized rating agency.
The fair value of our interest rate swap agreements is the estimated amount that we would pay to sell or transfer the swap at the reporting date, taking into account current interest rates and the current credit worthiness of the swap counterparties. The estimated amount is the present value of future cash flows, adjusted for credit risk. The Company transacts all of these derivative instruments through investment-grade rated financial institutions at the time of the transaction. The amount recorded as a derivative asset or liability could vary by a material amount in the near term if the credit markets are volatile or if credit risk were to change significantly.
The fair value of our interest rate swap agreements at the end of each period is most significantly affected by the interest rate implied by the benchmark interest yield curve, including its relative steepness. Interest rates and foreign exchange rates have experienced significant volatility in recent years in both the short and long term. While the fair value of our swap agreements is typically more sensitive to changes in short-term rates, significant changes in the long-term benchmark interest, foreign exchange rates and the credit risk of the counterparties or the Company also materially impact the fair values of our swap agreements.
The following table includes the estimated fair value of those assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2021, and 2022.

		December 31, 2021	December 31, 2022
Fair Value Hierarchy Level	Fair Value Hierarchy Level	Fair Value Asset (Liability)	Fair Value Asset (Liability)
		(in thousands)
Cross-currency interest rate swap agreement	Level 2	$(5,052)	$—
Interest rate swap agreements liabilities	Level 2	(3,748)	—
Interest rate swap agreements assets	Level 2	579	21,955
5. Fair Value of Financial Instruments Not Accounted For at Fair Value
The principal financial assets of the Company as of December 31, 2021, and 2022 consist of cash, cash equivalents and restricted cash and accounts receivable. The principal financial liabilities of the Company as of December 31, 2021 and 2022 consist of accounts payable, accrued expenses and other liabilities, secured term loan facilities, revolving credit facilities and the bonds.
The carrying values of cash, cash equivalents and restricted cash, accounts receivable, accounts payable, accrued expenses and other liabilities are reasonable estimates of their fair value due to the short-term nature or liquidity of these financial instruments.
Fair value is a market-based measurement that is determined based on assumptions that market participants would use in pricing an asset or a liability. The fair value accounting standard establishes a three tier fair value hierarchy the (Level 1, Level 2 and Level 3) fair value hierarchy described in Note 4- Derivative Instruments Accounted for at Fair Value, which prioritizes the inputs used in the valuation methodologies in measuring fair value:
Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

F-2
5

Level 2—Include other inputs that are directly or indirectly observable in the marketplace.
Level 3—Unobservable inputs which are supported by little or no market activity.
The 2020 Bonds are classified as a level two liability and the fair values have been calculated based on the most recent trades of the bond on the Oslo Børs prior to December 31, 2022. These trades are infrequent and therefore not considered to be an active market.
The 2018 Bonds were repaid on December 23, 2022. The bonds were denominated in Norwegian Kroner (“NOK”) and the fair value for the prior year was translated to the functional and reporting currency of the Company using the prevailing exchange rate as at December 31, 2021.
The fair value of secured term loan facilities and revolving credit facilities is estimated to approximate the carrying value in the balance sheet since they bear a variable interest rate, which is reset every quarter. This has been categorized at level two on the fair value measurement hierarchy as at December 31, 2021 and 2022.
The following table includes the estimated fair value and carrying value of those assets and liabilities where the fair value does not approximate the carrying value. The table excludes cash, cash equivalents, and restricted cash, accounts receivable, accounts payable, accrued expenses, and other liabilities because the fair value approximates carrying value and, for accounts receivable and payable, are due in one year or less.

	December 31, 2021			December 31, 2022
Fair Value Hierarchy Level	Fair Value Hierarchy Level	Carrying Amount Asset (Liability)	Fair Value Asset (Liability)	Carrying Amount Asset (Liability)	Fair Value Asset (Liability)
		(in thousands)
2018 Bonds (note 12)	Level 2	(68,154)	(69,970)	—	—
2020 Bonds (note 13)	Level 2	(100,000)	(104,000)	(100,000)	(99,000)
Secured term loan facilities and revolving credit facilities (note 11)	Level 2	(815,942)	(815,942)	(762,047)	(762,047)
6. Operating Revenues
The following table compares our operating revenues by the source of revenue stream for the years ended December 31, 2020, 2021 and 2022:

	Year ended December 31,
	2020	2021	2022
		(in thousands)
Operating revenues:
Time charters	$177,762	$190,420	$245,645
Voyage charters	141,903	162,502	159,701
Time charters from Luna Pool collaborative arrangements	606	1,283	—
Voyage charters from Luna Pool collaborative arrangements	12,224	25,272	22,101
Operating revenues from Unigas Pool	—	27,004	46,345

Total operating revenues	$332,495	$406,481	$473,792

F-2
6

Time charter revenues
As of December 31, 2022, 34 of the Company’s 44 operated vessels, (excluding the nine vessels operating within the Unigas Pool) were subject to time charters, 25 of which will expire within one year, five of which will expire within three years, and four of which will expire between three to five years from the balance sheet date. (December 31, 2021: 26 of the Company’s 45 operated vessels, were subject to time charters, 19 of which were due to expire within one year, two within three years, and five between three to five years). The estimated undiscounted cash flows for committed time charter revenue expected to be received on an annual basis for ongoing time charters, as of each December 31, is as follows:

(in thousands)
2023:	$194,251
2024:	$70,022
2025:	$64,855
2026:	$34,430
2027 onwards:	$3,262
For time charter revenues accounted for under Topic 842, the amount of accrued income on the Company’s consolidated balance sheets as of December 31, 2022
was $3.9 million (December 31, 2021: $4.5 million). The amount of hire payments received in advance under time charter contracts, recognized as a liability and reflected within deferred income on the Company’s consolidated balance sheets was $23.0 million (December 31, 2021: $17.0 million). Deferred income allocated to time charters will be recognized ratably over time, which is expected to be within one month from December 31, 2022.
Voyage Charter revenues
Voyage charter revenues, which include revenues from contracts of affreightment, are shown net of address commissions.
As of December 31, 2022, for voyage charters and contracts of affreightment, services accounted for under Topic 606, the amount
of contract assets reflected within accrued income on the Company’s consolidated balance sheets was $8.6 million (December 31, 2021: $1.3 million). Changes in the contract asset balance at the balance sheet dates reflect income accrued after loading of the cargo commences but before an invoice has been raised to the charterer, as well as changes in the number of the Company’s vessels contracted under voyage charters or contracts of affreightment. The amount
of contract liabilities reflected within deferred income on the Company’s consolidated balance sheets was nil (December 31, 2021: $1.5 million). The opening and closing balance of receivables from voyage charters and contracts of affreightment was $11.1 million and $5.1 million respectively as of December 31, 202
2
(December 31, 2021: $3.3 million and $11.1 million respectively) and are reflected within net accounts receivable on our consolidated balance sheets.
The amount allocated to costs incurred to fulfill a contract with a charterer, which are costs incurred following the commencement of a contract or charter party but before the loading of the cargo commences was $2.8 million as of December 31, 2022 (December 31, 2021: $0.6 million) and is reflected within prepaid expenses and other current assets on the Company’s consolidated balance sheets.
Voyage and Time charter revenues from Luna Pool collaborative arrangements:
Revenues from the Luna Pool collaborative arrangements for year ended December 31, 2021, and 2022, which are accounted for under ASC 808 – Collaborative Arrangements, represent our share of pool net revenues generated by the other Pool Participant’s vessels in the Luna Pool. These include revenues from voyage charters and contracts of affreightment, which are accounted for under Topic 606 in addition to time charter revenues, which are accounted for under Topic 842.

F-2
7

7. Vessels, net

	Vessel (in thousands)	Drydocking (in thousands)	Total (in thousands)
Cost
January 1, 2021,	$2,062,513	$39,654	$2,102,167
Vessel additions on acquisition	363,951	12,635	376,586
Additions	3,150	19,946	23,096
Transfer to assets held for sale	(55,877)	(3,515)	(59,392)
Disposals	(4,299)	(451)	(4,750)
Write-offs of fully amortized assets	—	(12,691)	(12,691)
Vessel impairments	(63,581)	—	(63,581)

December 31, 2021,	$2,305,857	$55,578	$2,361,435
Additions to vessels and equipment’s	46,458	16,874	63,332
Disposals	(25,838)	(920)	(26,758)
Write-offs of fully amortized assets	—	(9,497)	(9,497)

December 31, 2022,	$2,326,477	$62,035	$2,388,512

Accumulated Depreciation
January 1, 2021,	$536,436	$20,043	$556,479
Charge for the period	76,481	11,562	88,043
Transfer to assets held for sale	(32,460)	(988)	(33,448)
Disposals	(100)	(100)	(200)
Write-offs of fully amortized assets	—	(12,691)	(12,691)

December 31, 2021,	580,357	17,826	598,183
Charge for the period	107,905	18,041	125,946
Disposals	(17,767)	(847)	(18,614)
Write-offs of fully amortized assets	—	(9,497)	(9,497)

December 31, 2022,	$670,495	$25,523	$696,018

Net Book Value
January 1, 2021,	$1,526,077	$19,611	$1,545,688

December 31, 2021,	$1,725,500	$37,752	$1,763,252

December 31, 2022,	$1,655,982	$36,512	$1,692,494

The

cost and net book value of the 34 vessels that were contracted under time charter agreements was
$1,776.0 million and $1,236.0 million,
respectively, as of December 31, 202
2

(December 31, 202
1
: $1,417.1 million and $1,046.4 million
,
respectively, for 26 vessels contracted under
time charters).
The net book value of vessels that serve as collateral for the Company’s secured bond, secured term loan and revolving credit facilities (Note 11 and Note 12 to the consolidated financial statements) was $1,420.9 million as of December 31, 202
2
(December 31, 2021: $1,576.8 million, respectively).
The cost and net book value of vessels that are included in the table above and are subject to financing arrangements (please read Note 10—Variable Interest Entities to the consolidated financial statements) was $83.6 million and $66.1 million, respectively, as of December 31, 2021. (December 31, 2021: $83.6 million and $69.6 million, respectively).
On January 14, 2022, the Company sold one of its vessels,
Navigator Neptune
, a 2000-built 22,085 cbm ethylene carrier to a third party for $21.0 million gross, before broker commission. On March 7, 2022, the Company sold a further vessel, the
Happy Bird
, a 1999 built 8,600 cbm LPG carrier to a third party for $6.1 million gross, before

F-2
8

broker commission and on November 23, 2022, the Company sold a third vessel,
Navigator Magellan
, a 1998 built 20,700 cbm LPG carrier to a third party for $12.7 million gross, before broker commission.
An aggregate
profit of $4.7 million was realized on the
vessels’
disposal during the year.
With effect from January 1, 2022, the estimated useful lives of the vessels has changed, in order to reflect the impact of climate change and sustainability on utilization rates, from 30 years to 25 years.
8. Assets held for sale

	2021	2022
	(in thousands)	(in thousands)
As of January 1,	—	25,944
Reclassification from Vessels	25,944	—
Vessels disposal	—	25,944

As of December 31	25,944	—

At December 31, 2022, there were no vessels were held for sale. As of December 31, 2021, assets held for sale comprised of two vessels,
Navigator Neptune
and
Happy Bird
, both of which were sold in 2022.
9. Equity Method Investments
Interests in investments that are accounted for using the equity method, are recognized initially at cost and subsequently include the Company’s share of the profits or losses and other comprehensive income of equity-accounted investees. As of December 31, 2021, and 2022, we had the following participation in investments that are accounted for using the equity method:

	December 31,	December 31,
	2021	2022
Enterprise Navigator Ethylene Terminal L.L.C. (“Export Terminal Joint Venture”)	50%	50%
Luna Pool Agency Limited. (“Pool Agency”)	50%	50%
Unigas International B.V. (“Unigas”)	33.33%	33.33%
Dan Unity CO2 A/S	50%	50%
Export Terminal Joint Venture
The Company contributed $146.5 million to the Export Terminal Joint Venture, being our total share of the capital cost for the construction of the Ethylene Export Terminal. Cumulative interest and associated costs capitalized on the investment in the Export Terminal Joint Venture are amortized over the estimated useful life of the Ethylene Export Terminal, which began commercial operations in December 2019.
As of December 31, 2022, the unamortized difference between the carrying amount of the investment in the Export Terminal Joint Venture and the amount of the Company’s underlying equity in net assets of the Export Terminal Joint Venture was $5.8 million (December 31, 2021: $6.1 million). The costs amortized in the year ended December 31, 2022, were $0.3 million and are presented in the share of result of the equity method investments within our consolidated statements of operations. (December 31, 2020, and 2021: $0.3 million and $0.4 million, respectively)
Equity method gains, excluding amortized costs, recognized in the share of result of equity method investments for the year ended December 31, 2022, were $26.1 million (December 31, 2021, and 2020: equity method gains of $11.4 million and $0.9 million, respectively).

F-
29

Luna Pool Agency Limited
In March 2020, the Company collaborated with Pacific Gas Pte. Ltd. and Greater Bay Gas to form and manage the Luna Pool. As part of the formation, Luna Pool Agency Limited, (the “Pool Agency”), was incorporated in May 2020. The pool participants jointly own the Pool Agency on an equal basis, and both have equal board representation. As of December 31, 2022 and 2021
, we have recognized the Company’s initial investment of one British pound in the Pool Agency within equity method investments on our consolidated balance sheets. The Pool Agency has no activities other than that as a legal custodian of the Luna Pool bank account and there will be no variability in its financial results, as it has no income, and its minimal operating expenses are reimbursed by the Pool Participants.
Unigas International B.V. (‘Unigas B.V’)
Unigas B.V based in the Netherlands is a commercial and operational manager of seagoing vessels capable of carrying liquefied petrochemical and petroleum gases on a worldwide basis. Unigas B.V is the operator of the Unigas pool. The Company owns 33.33% interest equity interests in Unigas and accounts for it using the equity method. It was recognized initially at fair value and subsequent to initial recognition, the consolidated financial statements will include the Company’s share of the profit or loss and other comprehensive income of this equity accounted entity. The Company acquired the investment as part of the Ultragas Transaction in August 2021.
Dan Unity CO2 A/S
In June 2021, one of the Company’s subsidiaries entered into a shareholder agreement creating an equally owned joint venture, Dan Unity CO2 A/S, a Danish entity, with the aim of undertaking commercial and technical projects relating to seaborne transportation of CO2.
We account for our investment using the equity method as our ownership interest is 50% and we exercise joint control over the Dan Unity CO2 A/S operating and financial policies. As of December 31, 2022, we have recognized the Company’s initial investment at cost along with the Company’s share of the profits or losses and other comprehensive income of equity accounted investees. We disclose our proportionate share of profits and losses from equity method unconsolidated affiliates in the statement of operations and adjust the carrying amount of our equity method investments on the balance sheet accordingly.
The table below represents movement in the Company’s equity method investments, as of December 31, 2020, 2021 and 2022:

	2020	2021	2022
	(in thousands)
Equity method investments at January 1	$130,660	$148,665	$150,209
Contributions to equity method investments	17,000	4,000	—
Equity method investments – additions	—	2,580	—
Share of results	651	11,147	25,794
Distributions received from equity method investments	—	(16,183)	(27,469)
Capitalized interest and deferred financing costs	354	—	—

Total equity method investments at December 31	$148,665	$150,209	$148,534

Summarized financial information for these equity method investees is included below; among the equity method investees are the Export Terminal Joint Venture, the Luna Pool Agency, Unigas and Dan Unity CO2 A/S. No

F-3
0

changes occurred to the ownership in each of the equity method investees during the year ended December 31, 2022. For investments acquired during the reported periods, amounts reflect 100% of the investee’s results beginning on the date of our acquisition of the investment. The Export Terminal Joint Venture contributed $25.8 million for the year ended December 31, 2022, which represents almost all of our share of results of equity method investments and $11.1 million earnings recognized for the year ended December 31, 2021. The disclosure is not material for 2020, as the Ethylene Export Terminal was not fully operational until December 2020.
The summarized balance sheet data of the operating entity investments consists of the following:

	December 31,	December 31,
	2021	2022
	(in thousands)

Current assets	$27,764	$33,834
Non-current assets	269,844	264,507
Total assets	297,608	298,341
Current liabilities	10,421	13,246
Noncurrent liabilities	219	32
Total liabilities	10,640	13,278
Total Equity	$286,968	$285,063

The summarized operating data of the operating entity investments was as follows:

	Year ended December 31,
	2021	2022
	(in thousands)

Total Revenues	76,271	118,386
Operating income	24,250	53,116
Net income	24,034	53,357
Net income attributable to the investees	11,816	26,472
10. Variable Interest Entities
As of December 31, 2022, and 2021, the Company has consolidated 100% of PT Navigator Khatulistiwa, a VIE for which the Company is deemed to be the primary beneficiary, i.e. it has a controlling financial interest in this entity with the power to direct the activities of a VIE that most significantly impact the entity’s economic performance and has the right to residual gains or the obligation to absorb losses that could potentially be significant to the VIE. The Company owns 49% of the VIE’s common stock, all of its secured debt and has voting control. All economic interests in the residual net assets reside with the Company. By virtue of the accounting principle of consolidation, transactions between PT Navigator Khatulistiwa and the Company are eliminated on consolidation. PT Navigator Khatulistiwa had total assets and liabilities, as of December 31, 2022, of $129.7 million and $19.4 million, respectively. (December 31, 2021: $139.1 million and $18.5 million respectively).
In October 2019, the Company entered into a sale and leaseback to refinance one of its vessels,
Navigator Aurora
with OCY Aurora Ltd., a Maltese limited liability company. OCY Aurora Ltd. is a wholly owned subsidiary of Ocean Yield Malta Limited, whose parent is Ocean Yield ASA, a listed company on the Oslo stock exchange. The Company does not hold any shares or voting rights in OCY Aurora Ltd. Under U.S. GAAP the entity, OCY Aurora Ltd, is considered to be a VIE.
As of December 31, 2022, and 2021, the Company has consolidated 100% of OCY Aurora Ltd., the lessor variable interest entity (‘‘lessor VIE’’) that we have leased
Navigator Aurora
from under a sale and leaseback arrangement. The lessor VIE is a wholly-owned, newly formed special purpose vehicle (“SPV”) of a financial institution. The Company has concluded that it has a variable interest in the SPV because the bareboat charter has

F-3
1

fixed price call options to acquire
Navigator Aurora
from the SPV at various dates throughout the 13 year lease/bareboat charter term, commencing from the fifth year, initially at USD 44.8 million. The call options are considered to be variable interests as each option effectively transfers substantially all of the rewards from
Navigator Aurora
to us and limits the SPV’s ability to benefit from the rewards of ownership. The SPV is categorized under U.S. GAAP as a VIE and the Company has concluded it is the primary beneficiary and must therefore consolidate the SPV within its financial statements.
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
The lessor VIE had total assets and liabilities, as of December 31, 2022, of $54.0 million and $49.2 million, respectively. (December 31, 2021: $58.9 million and $55.5 million respectively). The assets and liabilities of the lessor VIE that most significantly impact the Company’s consolidated balance sheets and the financial statement line items in which they are presented, as of December 31, 2021 and 2022, are as follows:

	December 31,	December 31,
	2021	2022
	(in thousands)
Assets
Cash, cash equivalents and restricted cash	$124	$108
Prepaid expenses and other current assets	324	351

Liabilities
Accrued expenses and other liabilities	$—	$(602)
Amounts due to related parties, current	$(197)	$(544)
Amounts due to related parties, non-current	(54,767)	(48,140)

	$(54,964)	$(49,286)

The most significant impact of the lessor VIE’s operations on the Company’s consolidated statements of operations is interest expense of $1.9 million for the year ended December 31, 2022 (December 31, 2021: $1.2 million). The most significant impact of the lessor VIE’s cash flows on the Company’s consolidated statements of cash flows is net cash used in financing activities of $6.7 million for the year ended December 31, 2022 (December 31, 2021: net cash used in financing activities of $6.3 million).
In August 2021, the Company acquired, as part of the Ultragas Transaction, a 25% and 40% share in equity of Ultraship Crewing Philippines Inc. (“UCPI”, “UltraShip Crewing”) and Ultraship Services Philippines Inc. (“NSSPI”), respectively. These companies are established primarily to provide marine services as principal or agent to ship owners, ship operators, managers engaged in international maritime business and business support services, respectively.
The Company has determined that it has a variable interest in UCPI and NSSPI and is considered to be the primary beneficiary as a result of having a controlling financial interest in the entities and has the power to direct the activities that most significantly impact UCPI’s and NSSPI’s economic performance.

F-3
2

As of December 31, 2022, the VIE’s had total assets and liabilities, of $184.3 million and $68.8 respectively. These amounts have been included in the Company’s consolidated balance sheet as of December 31, 2022 (December 31, 2021: $198.5 million and $74.2 million, respectively).
11. Secured Term Loan Facilities and Revolving Credit Facilities
The table below represents the annual principal payments to be made under our term loans and revolving credit facilities after December 31, 2021 and 2022:

	December 31, 2021	December 31, 2022
	(in thousands)
Due within one year	$151,586	$212,382
Due in two years	229,460	80,840
Due in three years	209,633	250,432
Due in four years	92,381	65,032
Due in five years	50,403	28,909
Due in more than five years*	82,479	124,452

Total secured term loans and revolving credit facilities	$815,942	$762,047
Less: current portion**	151,586	101,558

Secured term loan facilities and revolving credit facility, non-current portion*	$664,356	$660,489

*
Includes amounts relating to the Navigator Aurora Facility held within a lessor entity (for which legal ownership resides with financial institutions) that we are required to consolidate under U.S. GAAP into our financial statements as a variable interest entity (Please read Note 10—Variable Interest Entities to our consolidated financial statements)

**
Excludes amounts relating to the refinancing of the
October 2016 Secured Term Loan and Revolving Credit Facility
and
June 2017 Secured Term Loan and Revolving Credit Facility
which were concluded subsequent to the year end, in March 2023.

Terminal
Facility.
In
March 2019
, Navigator Ethylene Terminals LLC, a wholly-owned subsidiary of the Company (the “Marine Terminal Borrower”), entered into a Credit Agreement (the “Terminal Facility”) with ING Capital LLC and SG Americas Securities, LLC for a maximum principal amount of $
75.0
 million for the payment of project costs relating to our Ethylene Export Terminal. The Terminal Facility has a final maturity of
December 31, 2025
.
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
The Terminal Facility is subject to quarterly repayments of between $3.4 million and $3.8 million. The Marine Terminal Borrower must make mandatory prepayments of indebtedness upon specified amounts of excess cash flow, the receipt of performance liquidated damages pursuant to certain material contracts related to the Ethylene Export Terminal, the receipt of proceeds in connection with an event of loss (as defined in the Terminal Facility), the receipt of proceeds in connection with termination payments (as defined in the Terminal Facility), the receipt of proceeds in connection with certain dispositions b
y
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

F-3
3

The loans under the Terminal Facility are secured by first priority liens on the rights to the Marine Terminal Borrower’s distributions from the Export Terminal Joint Venture, the Marine Terminal Borrower’s assets and properties and the company’s equity interests in the Marine Terminal Borrower. Under the Terminal Facility, the Marine Terminal Borrower must maintain a minimum debt service coverage ratio (as defined in the Terminal Facility) for the prior four calendar fiscal quarters of no less than 1.10 to 1.00.
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
January 2015 Secured Term Loan Facility.
In January 2015, the Company entered into a secured term loan facility with Credit Agricole Corporate and Investment Bank as agent as well as HSH Nordbank AG and NIBC Bank N.V. to refinance a prior $120.0 million secured term loan facility, as well as to provide financing for an additional five existing newbuildings. The January 2015 secured term loan facility has a term of up to seven years from the loan drawdown date with a maximum principal amount of up to $278.1 million. The facility was repaid in December 2022, using the proceeds from the December 2022 Secured Revolving Credit facility.
October 2016 Secured Term Loan and Revolving Credit Facility.
On October 28, 2016, the Company entered into a secured term loan and revolving credit facility with ABN Amro Bank N.V as agents as well as Nordea Bank AB, London Branch; DVB Bank SE and Skandinaviska Enskilda Banken AB. The facility has a term of seven years from the first utilization date (expiring in November 2023) with a maximum principal amount of up to $220.0 million. The facility has an undrawn amount of $20.0 million from the revolving portion of the facility and as of December 31, 2022, the outstanding balance drawn on the secured term loan, newbuilding loan and revolving credit facility was $62.2 million which was repayable in three quarterly amounts of approximately $4.1 million, followed by a final repayment of $50.0 million on November 30, 2023. This secured term loan and revolving credit facility was refinanced, subsequent to the year end, on
March 20, 2023.
Interest on amounts drawn is payable at a rate of U.S. LIBOR plus 260 basis points per annum. The aggregate fair market value of the collateral vessels must be no less than 125% of the aggregate outstanding borrowing under the facility.
This facility is secured by first priority mortgages on each of:
Navigator Gemini
,
Navigator Leo, Navigator Libra, Navigator Pegasus
,
Navigator Phoenix
,
Navigator Taurus
and
Navigator Jorf
as well as assignments of earnings and insurances on these secured vessels. The financial covenants each as defined within the credit facility are: a) the maintenance at all times of cash and cash equivalents in an amount equal to or greater than (i) $25.0 million and (ii) 5 per cent of the total indebtedness; b) a ratio of EBITDA to interest expense of not less than 3:1; and c) maintain a ratio of total stockholders’ equity to total assets of not less than 30%. The Company also pays a commitment fee of 0.91% per annum based on any undrawn portion of the facility. As of December 31, 2022, the Company was in compliance with all covenants contained in this credit facility.
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
. The facility has $100.0 million as a secured term loan and $60.8 million available in a revolving credit

F-3
4

facility with a term of six years from the date of the agreement (expiring in June 2023) with a maximum principal amount of up to $160.8 million. The facility is fully drawn and as of December 31, 2022, the outstanding balance drawn on the loan and credit facility was $70.0 million which was repayable in one quarterly amount of approximately $4.1 million followed by a final repayment of $65.9 million on June 30, 2023. This secured term loan and revolving credit facility was refinanced, subsequent to the year end, on March 20, 2023.
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
and
Navigator Virgo
, as well as assignment of earnings and insurances on these secured vessels. The financial covenants each as defined within the credit facility are: a) the maintenance at all times of cash and cash equivalents in an amount equal to or greater than (i) $25.0 million and (ii) 5 per cent of the total indebtedness; b) a ratio of EBITDA to interest expense of not less than 2.5:1; and c) maintain a ratio of total stockholders’ equity to total assets of not less than 30%. The Company also pays a commitment fee of 0.91% per annum based on any undrawn portion of the facility. As of December 31, 2022, the Company was in compliance with all covenants contained in this credit facility.
March 2019 Secured Term Loan Facility
. On March 25, 2019, the Company entered into a secured term loan with Credit Agricole Corporate and Investment Bank, ING Bank N.V. London Branch and Skandinaviska Enskilda Banken AB (Publ.) for a maximum principal amount of $107.0 million (the “March 2019 Secured Term Loan Facility”), to partially re-finance our January 2015 secured term loan facility that was due to mature in June 2020. The facility has a term of six years from the date of the agreement, therefore expiring in March 2025. It is fully drawn down and as of December 31, 2022, with an amount outstanding of $72.7 million which is repayable in eight equal quarterly instalments of approximately $2.3 million followed by a final payment of $54.4 million on the final quarterly repayment date on
March 25, 2025
. Interest on amounts drawn is payable at a rate of U.S. LIBOR plus 240 basis points per annum.
This loan facility is secured by first priority mortgages on each of;
Navigator Atlas, Navigator Europa, Navigator Oberon,
and
Navigator Triton
as well as assignments of earnings and insurances on these secured vessels. The financial covenants each as defined within the credit facility are: a) the maintenance at all times of cash and cash equivalents in an amount equal to or greater than (i) $35.0 million, or (ii) 5% of Net Debt or total debt, as applicable; and the aggregate fair market value of the collateral vessels must be no less than 130% of the aggregate outstanding borrowing under the facility. As of December 31, 2022, the Company was in compliance with all covenants contained in this credit facility.
September 2020 Secured Revolving Credit Facility.
On September 17, 2020, the Company entered into a secured revolving credit facility with Nordea Bank ABP, Credit Agricole Corporate and Investment Bank, ING Bank N.V. London Branch, National Australia Bank, ABN AMRO Bank N.V. and BNP Paribas S.A. for a maximum principal amount of $210.0 million (the “September 2020 Secured Revolving Credit Facility”). The facility is due to mature in September 2025. As of December 31, 2022, an amount of
$173.0
 million was outstanding. The available facility amount shall be reduced semi-annually on June 30 and December 31 by an amount of $7.4 million followed by a final balloon payment on September 17, 2024, of $150.9 million.
Interest on amounts drawn was payable at a rate of U.S. LIBOR plus 250 basis points per annum until December 31, 2022, after which the rate was changed to
SO
FR plus a credit adjustment spread of 0.26161%.
This loan facility is secured by first priority mortgages on each of
Navigator Eclipse, Navigator Luga, Navigator Nova, Navigator Prominence
, and
Navigator Yauza
as well as assignments of earnings and insurances on these secured vessels. The financial covenants each as defined within the credit facility are: a) the maintenance at all

F-3
5

times of cash and cash equivalents in an amount equal to or greater than (i) $35.0 million, or (ii) 5% of total indebtedness, as applicable; and b) the maintenance of the ratio of total stockholders’ equity to total assets of not less than 30%. The aggregate fair market value of the collateral vessels must be no less than 125% of the aggregate outstanding borrowing under the facility. As of December 31, 2022, the Company was in compliance with all covenants contained in this revolving credit facility.
August 2021 Amendment and Restatement Agreement.
In August 2021, as part of the Ultragas Transaction, the Company entered into an Amendment and Restatement Agreement with Danmarks Skibskredit A/S relating to a previously issued 2019 Senior Term Loan Facility, with four vessel owning entities as borrowers for a maximum principal amount of $66.95 million (the “August 2021 Amendment and Restatement Agreement”
)
. The facility has an expiration date of August 2026 and is fully drawn down as of December 31, 2022, with an amount outstanding of $46.6 million which is repayable in half yearly installments of approximately $2.9 million followed by a payment of $26.2 million on the final repayment date of June 1, 2026. Interest on amounts drawn is payable at a rate of U.S. LIBOR plus 190 basis points per annum. Under amendment no.1 of the facility, dated June 2019, the U.S. LIBOR portion of the facility on each tranche was fixed at a rate between 1.873% and 1.88% for the remaining duration of the loan.
The facility is secured by first priority mortgages on each of
Happy Osprey, Happy Peregrine, Happy Pelican
and
Happy Penguin
, as well as assignment of earnings and insurances on these secured vessels. The financial covenants each as defined within the Senior Term Loan Facility are: a) the maintenance at all times of cash and cash equivalents in an amount equal to or greater than (i) $50.0 million and (ii) 5 per cent of the total indebtedness; and b) maintain a ratio of value adjusted total stockholders’ equity to value adjusted total assets of not less than 30%; and the aggregate fair market value of the collateral vessels must be no less than 135% of the aggregate outstanding borrowing under the facility. As of December 31, 2022, the Company was in compliance with all covenants contained in this credit facility.
In August 2021, as part of the Ultragas Transaction, the Company became guarantor for the following four Senior Secured Term Loan Facilities, previously entered into by Othello Shipping Company S.A. or certain of its wholly owned vessel owning entities.
DB Credit Facility A.
On October 25, 2013,
Atlantic Gas Shipping Inc.
and
Balearic Gas Shipping Inc.
entered into a Senior Secured Term Loan Facility with Deutsche Bank AG, Hong Kong Branch for a maximum principal amount of $57.7 million (the “
DB Credit Facility A
”), to finance two newbuild LPG carriers,
Atlantic Gas and Balearic Gas
. The facility has a term of twelve years from the date of the vessels’ deliveries, therefore expiring in April 2027. It is fully drawn down as of December 31, 2022, with an amount outstanding of $20.4 million which is repayable for each vessel tranche in half yearly installments of $1.2 million for twelve years from the date of each vessel drawdown. Interest on amounts drawn is payable at a rate of U.S. LIBOR plus 205 basis points per annum.
This loan facility is secured by first priority mortgages on each of
Atlantic Gas and Balearic Gas
as well as assignments of earnings and insurances on these secured vessels. The financial covenants each as defined within the Amended to the Term Loan Facility, dated August 3, 2021 are: a) the maintenance at all times of cash and cash equivalents in an amount equal to or greater than (i) $50.0 million, or (ii) 5% of total indebtedness (as defined), as applicable; b) the maintenance of the ratio of total stockholders’ equity to total assets of not less than 30% and the aggregate fair market value of the collateral vessels must be no less than 125% of the aggregate outstanding borrowing under the facility. As of December 31, 2022, the Company was in compliance with all covenants contained in this credit facility.
Santander Credit Facility A.
On October 30, 2013,
Adriatic Gas Shipping Inc., Celtic Gas Shipping Inc.
and
Lalandia Shipping Company S.A
entered into a Senior Secured Term Loan Facility with Banco Santander, S.A. and Korea Finance Corporation for a maximum principal amount of $81.0 million (the “
Santander Credit Facility A
”), to finance three newbuild LPG carriers,
Adriatic Gas
,
Celtic Gas
and
Happy Albatross
. The facility

F-3
6

has a term of twelve years from the date of the vessels’ deliveries, therefore expiring in May 2027. It is fully drawn down as of December 31, 2022, with an amount outstanding of $30.4 million which is repayable for each vessel tranche in half yearly installments of between $1.0 million and $1.2 million for twelve years from the date of each vessel drawdown. Interest on amounts drawn is payable at a rate of U.S. LIBOR plus 205 basis points per annum.
This loan facility is secured by first priority mortgages on each of
Adriatic Gas
,
Celtic Gas
and
Happy Albatross
as well as assignments of earnings and insurances on these secured vessels. The financial covenants each as defined within the Amended to the Term Loan Facility, dated August 3, 2021 are: a) the maintenance at all times of cash and cash equivalents in an amount equal to or greater than

(
i) $50.0 million, or (ii) 5% of total indebtedness (as defined), as applicable; b) the maintenance of the ratio of total stockholders’ equity to total assets of not less than 30% and the aggregate fair market value of the collateral vessels must be no less than 125% of the aggregate outstanding borrowing under the facility. As of December 31, 2022, the Company was in compliance with all covenants contained in this credit facility.
DB Credit Facility B.
On July 31, 2015,
Bering Gas Shipping Inc
and
Pacific Gas Shipping Inc
entered into a Senior Secured Term Loan Facility with Deutsche Bank AG, Hong Kong Branch for a maximum principal amount of $60.9 million (the “
DB Credit Facility B
”), to finance two newbuild LPG carriers
, Bering Gas
and
Pacific Gas
. The facility has a term of twelve years from the date of the vessels’ deliveries, therefore expiring in December 2028. It is fully drawn down as of December 31, 2022, with an amount outstanding of $31.7 million which is repayable for each vessel tranche in half yearly installments of $1.3 million for twelve years from the date of each vessel drawdown. Interest on amounts drawn is payable at a rate of U.S. LIBOR plus 205 basis points per annum.
This loan facility is secured by first priority mortgages on each of
Bering Gas
and
Pacific Gas
as well as assignments of earnings and insurances on these secured vessels. The financial covenants each as defined within the Amended to the Term Loan Facility, dated August 3, 2021 are: a) the maintenance at all times of cash and cash equivalents in an amount equal to or greater than (i) $50.0 million, or (ii) 5% of total indebtedness (as defined), as applicable; b) the maintenance of the ratio of total stockholders’ equity to total assets of not less than 30% and the aggregate fair market value of the collateral vessels must be no less than 125% of the aggregate outstanding borrowing under the facility. As of December 31, 2022, the Company was in compliance with all covenants contained in this credit facility.
Santander Credit Facility B.
On July 31, 2015, Arctic Gas Shipping Inc
and
Falstria Shipping Company S.A
entered into a Senior Secured Term Loan Facility with Banco Santander, S.A. for a maximum principal amount of $55.8 million (the “
Santander Credit Facility B
”), to finance two newbuild LPG carriers,
Arctic Gas
and
Happy Avocet
. The facility has a term of twelve years from the date of the vessels’ deliveries, therefore expiring in January 2029. It is fully drawn down as of December 31, 2022, with an amount outstanding of $30.2 million which is repayable for each vessel tranche in half yearly installments of $1.1 million and $1.3 million for twelve years from the date of each vessel drawdown. Interest on amounts drawn is payable at a rate of U.S. LIBOR plus 205 basis points per annum.
This loan facility is secured by first priority mortgages on each of
Arctic gas
and
Happy Avocet
as well as assignments of earnings and insurances on these secured vessels. The financial covenants each as defined within the Amended to the Term Loan Facility, dated August 3, 2021 are: a) the maintenance at all times of cash and cash equivalents in an amount equal to or greater than (i) $50.0 million, or (ii) 5% of total indebtedness (as defined), as applicable; b) the maintenance of the ratio of total stockholders’ equity to total assets of not less than 30% and the aggregate fair market value of the collateral vessels must be no less than 125% of the aggregate outstanding borrowing under the facility. As of December 31, 2022, the Company was in compliance with all covenants contained in this credit facility.

F-3
7

December 2022 Secured Term Loan and Revolving Credit Facility.
On December 7, 2022, the Company entered into a secured revolving credit facility with Credit Agricole Corporate and Investment Bank and Deutsche Bank AG for a maximum principal amount of $111.8 million (the “December 2022 Secured Revolving Credit Facility”). The facility is due to mature in September 2028. As of December 31, 2022, an amount of $108.7 million was outstanding. The available facility amount shall be reduced quarterly by an amount of $3.1 million followed by a final balloon payment on September 30, 2028, of $39.7 million.
Interest on amounts drawn was payable at a rate of SOFR plus 209 basis points.
This loan facility is secured by first priority mortgages on each of
Navigator Umbrio, Navigator Centuari, Navigator Ceres, Navigator Ceto
and
Navigator Copernico
as well as assignments of earnings and insurances on these secured vessels. The financial covenants each as defined within the credit facility are: a) the maintenance at all times of cash and cash equivalents in an amount equal to or greater than (i) $50.0 million, or (ii) 5% of total indebtedness, as applicable; and b) the maintenance of the ratio of total stockholders’ equity to total assets of not less than 30%. The aggregate fair market value of the collateral vessels must be no less than 135% of the aggregate outstanding borrowing under the facility. As of December 31, 2022, the Company was in compliance with all covenants contained in this revolving credit facility.
Greater Bay JV Term Loan Facility.
On December 15, 2022, the Company entered into a secured term loan facility with ING Bank, London Branch, Skandinaviska Enskilda Banken AB (Publ), CTBC Bank and Shinsei Bank Limited for a maximum principal amount of $151.3 million (the “Greater Bay JV Term Loan Facility”) to provide financing for the intended acquisition of five ethylene carriers. As of December 31, 2022, one of the vessels had been acquired and the facility had an amount of $27.5 million outstanding. The remaining four vessels were acquired between January 2023 and March 2023 which resulted in the full facility amount of $151.3 million being drawn down. The term loan outstanding amount shall be reduced quarterly by an amount of approximately $2.7 million followed by a final payment on the sixth anniversary of each vessel’s tranche of between $15.0 million and $18.2 million per tranche.
Interest on amounts drawn is payable at a rate of SOFR plus 220 basis points.
This loan facility is secured by first priority mortgages on each of the five ethylene vessels:
Navigator Luna, Navigator Solar, Navigator Vega, Navigator Luna
and
Navigator Equator
as well as assignments of earnings and insurances on these secured vessels. The financial covenants each as defined within the term loan facility are: a) the maintenance at all times of cash and cash equivalents in an amount equal to or greater than
(i) $35.0 million, or (ii) 5% of total indebtedness, as applicable; b) the maintenance of the ratio of total stockholders’ equity to total assets of not less than 30% and c) the joint venture entities (as defined) maintain at all times, from the date falling 12 months after the first drawdown, cash and cash equivalents equal to or greater than $3.0 million. The aggregate fair market value of the collateral vessels must be no less than 125% of the aggregate outstanding borrowing under the facility. As of December 31, 2022, the Company was in compliance with all covenants contained in this revolving credit facility.
Navigator Aurora Facility.
In October 2019, the SPV, OCY Aurora Ltd, which owns
Navigator Aurora
, entered into secured financing agreements for $69.1 million consisting of a loan facility, the “Navigator Aurora Facility” which is denominated in USD. The Navigator Aurora Facility is a seven year unsecured loan provided by OCY Malta Limited, the parent of OCY Aurora Ltd. The Navigator Aurora Facility bears interest at 3-month U.S. LIBOR plus a margin of 185 basis points and is repayable with a balloon payment on maturity. As of December 31, 2022, there was $48.1 million in borrowings outstanding under the Navigator Aurora Facility (December 31, 2021: $54.8 million). The Navigator Aurora Facility is subordinated to a further bank loan where OCY Aurora Ltd. is the guarantor and
Navigator Aurora
is pledged as security. The likelihood of the Company having to make any payments under the guarantee is remote. The shipbroker appraised value of
Navigator Aurora
exceeded the borrowings outstanding under the Navigator Aurora Facility by approximately $28.9 million as of December 31, 2022 (As of December 31, 2021: $20.8 million). The fair value of the vessel is

F-3
8

significantly greater than the amount of the senior bank loan it is pledged against, and therefore the guarantee made by the SPV to the lenders of the subordinated loan where OCY Malta Ltd is the borrower has negligible fair value.
The following table shows the breakdown of secured term loan facilities and total deferred financing costs split between current and non-current liabilities as of December 31, 2021, and 2022:

	December 31, 2021	December 31, 2022
	(in thousands)
Current Liability
Current portion of secured term loan facilities	$151,586	$101,558
Less: current portion of deferred financing costs	(3,016)	(2,549)

Current portion of secured term loan facilities, net of deferred financing costs	$148,570	$99,009

Non-Current Liability
Secured term loan facilities and revolving credit facilities net of current portion, excluding amount due to related parties	$604,790	$612,349
Amount due to related parties*	54,877	48,140
Less: non-current portion of deferred financing costs	(4,689)	(4,011)

Non-current secured term loan facilities and revolving credit facilities, net of current portion and non-current deferred financing costs	$654,978	$656,478

*
Amount due to related parties relates to the Navigator Aurora Facility held within a lessor entity (for which legal ownership resides with a financial institution) that we are required to consolidate under U.S. GAAP into our financial statements as a variable interest entity.

12. Senior Secured Bond
On November 2, 2018, the Company issued senior secured bonds in an aggregate principal amount of NOK 600 million with Nordic Trustee AS as the bond trustee (the “2018 Bonds”). The net proceeds were used to partially finance our portion of the capital cost for the construction of the Ethylene Export Terminal.
The 2018 Bonds were redeemed on December 23, 2022, at 101.79% of par, plus accrued interest from the Company’s available cash resources. Interest on the 2018 Bonds was payable at a rate of 3-month NIBOR plus 6.0% per annum. All security relating to these bonds, including the mortgages on the secured ethylene vessels, was released on repayment of the 2018 Bonds. On the same date, the Company terminated the cross-currency interest rate swap agreement with Nordea Bank Abp.
The following table shows the breakdown of our senior secured bond and total deferred financing costs as of December 31, 2021, and 2022:

	December31, 2021	December 31, 2022
	(in thousands)
Senior Secured Bond
Total Bond	$68,154	$—
Less deferred financing costs	(466)	—

Total Bond, net of deferred financing costs	$67,688	$—

F-
39

13. Senior Unsecured Bonds
In September 2020, the Company issued senior unsecured bonds in an aggregate principal amount of $100.0 million with Nordic Trustee AS as the bond trustee (the “2020 Bonds”). The net proceeds of the issuance of the 2020 Bonds were used to redeem in full all of our outstanding previously issued 2017 bonds. The 2020 Bonds are governed by Norwegian law and listed on the Nordic ABM which is operated and organized by Oslo Børs ASA.
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
The 2020 Bonds are redeemable by the Company, in whole or in part, at any time. Any 2020 Bonds redeemed; up until September 9, 2023, will be priced at the aggregate of the net present value (based on the Norwegian government bond rate plus 50 basis points) of 103.2% of par and interest payable up to September 9, 2023; from September 10, 2023, up until September 9, 2024, are redeemable at 103.2% of par; from September 10, 2024, up until March 9, 2025, are redeemable at 101.6% of par, and from March 10, 2025, to the maturity date are redeemable at 100% of par, in each case, in cash plus accrued interest.
Additional financial covenants (each as defined within the bond agreement governing the 2020 Bonds (the “2020 Bond Agreement”)) are: (a) The issuer shall ensure that the Group (meaning “the Company and its subsidiaries”) maintains a minimum liquidity of no less than $35.0 million; and (b) maintain a Group equity ratio (as defined in the 2020 Bond Agreement) of at least 30%. As of December 31, 2022, the Company complied with all covenants for the 2020 Bonds.
The 2020 Bond Agreement provides that we may declare or pay dividends to shareholders provided that the Company maintains a minimum liquidity of $60.0 million unless an event of default has occurred and is continuing. The 2020 Bond Agreement also limits us and our subsidiaries from, among other things, entering into mergers and divestitures, engaging in transactions with affiliates, or incurring any additional liens which would have a material adverse effect. In addition, the 2020 Bond Agreement includes customary events of default, including those relating to a failure to pay principal or interest, a breach of covenant, false representation and warranty, a cross-default to other indebtedness, the occurrence of a material adverse effect, or our insolvency or dissolution.
The following table shows the breakdown of our senior unsecured bonds and total deferred financing costs as of December 31, 2021, and 2022:

	December 31, 2021	December 31, 2022
	(in thousands)
Senior Unsecured Bonds
Total 2020 Bonds	100,000	100,000
Less deferred financing costs	(1,449)	(1,057)

Total Bonds, net of deferred financing costs	$98,551	$98,943

F-4
0

14. Gain/ (Loss) per Share
Basic gain/ (loss) per share is calculated by dividing the net income/(loss) available to common shareholders by the average number of common shares outstanding during the periods. Diluted earnings per share is calculated by adjusting the weighted average number of common shares used for calculating basic earnings per share for the effects of all potentially dilutive shares.
The following table shows the calculation of both the basic and diluted number of weighted average outstanding shares for the years ended December 31, 2020, 2021 and 2022:

	December 31, 2020	December 31, 2021	December 31, 2022
Basic and diluted loss available to common stockholders of Navigator Holdings Ltd (in thousands)	(443)	(30,964)	53,473

Basic weighted average number of shares	55,885,376	64,669,567	77,234,830
Effect of dilutive potential share options*:	—	—	323,664

Diluted weighted average number of shares	55,885,376	64,669,567	77,558,494

*
Due to a loss for the years ended December 31, 2020, and 2021, no incremental shares are included because the effect would be anti-dilutive. The number of potentially dilutive shares excluded from the calculation for the year ended December 31, 2021, and 2020, were 331,761 and 344,472, respectively.

15. Share-Based Compensation
In 2013, the Company’s Board adopted the 2013 Restricted Stock Plan (the “2013 Plan”), which entitled officers, employees, consultants and directors of the Company to receive grants of restricted stock of the Company’s common stock or share options in the Company’s common stock.
The 2013 Plan is administered by the Compensation Committee with certain decisions subject to the approval of our Board. The maximum aggregate number of common shares that may be delivered pursuant to options or restricted stock awards granted under the 2013 Plan is 3,000,000 shares of common stock. A holder of restricted stock, awarded under the 2013 Plan, shall have the same voting and dividend rights as the Company’s other common stockholders in relation to those shares.
Share awards
On March 17, 2022, the Company granted 57,402 restricted shares under the Navigator Holdings Ltd. 2013 Long-Term Incentive Plan (the “2013 Plan”) to non-employee directors with a weighted average value of $10.40 per share. These restricted shares vest on the first anniversary of the grant date. On the same date the Company granted 18,314 restricted shares to the officers and employees of the Company with a weighted average value of $10.40 per share. In addition on April 4, 2022, the Company granted 10,000 restricted shares to the officers and employees of the Company with a weighted average value of $12.17 per share. The restricted shares issued to the officers and employees of the Company vest on the third anniversary of the grant date.
During the year ended December 31, 2022, 29,295 shares that were granted to non-employee directors in March 2021, under the 2013 Plan and which had a weighted average grant value of $10.26 per share, vested with a fair value of $311,698. In addition, 11,538 shares previously granted to non-employee directors with a weighted average grant value of $10.40, were accelerated and vested at a fair value of $119,995. Furthermore, 28,497 shares granted in 2019 with a grant value of $11.06 to officers and employees of the Company vested at a fair value of $274,240, as well as 2,174 previously granted to officers and employees with a weighted average grant value of $10.26, were accelerated and vested at a fair value of $15,000.

F-4
1

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
During the year ended December 31, 2021, 30,380 shares that were granted to non-employee directors in March 2020, which had a weighted average grant value of $7.90 per share, vested with a fair value of $295,294. In addition, 63,728 shares granted in 2018 at a grant value of $12.04, 94,764 shares that were granted in 2019 at a grant value of $11.06, 17,240 shares that were granted in 2020 at a grant value of $7.90 and 20,048 shares granted in 2021 at a grant value of $10.26 to the then Executive Chairman of the Board were accelerated and vested with a fair value of $1,777,532. In addition, 28,214 shares granted in 2018 with a grant value of $12.04 to officers and employees of the Company vested at a fair value of $274,240. In addition, during the year ended December 31, 2021, 32,521 shares previously granted to officers and employees with a weighted average grant value of $9.89, were accelerated and vested at a fair value of $293,175.
Restricted share grant activity for the year ended December 31, 2021, and 2022 was as follows:

	Number of non-vested restricted shares	Weighted average grant date fair value	Weighted average remaining contractual term
Balance as of December 31, 2020,	306,242	$10.54	0.93 years
Granted	100,263	9.99
Vested	(286,895)	10.66
Forfeited	(16,123)	8.89

Balance as of December 31, 2021,	103,487	$9.92	1.06 years
Granted	85,716	10.83
Vested	(71,504)	10.64
Forfeited	(2,006)	9.11

Balance as of December 31, 2022,	115,693	$10.16	1.04 years

We account for forfeitures as they occur. Using the graded straight-line method of expensing the restricted stock grants, the weighted average estimated value of the shares calculated at the date of grant is recognized as compensation cost in the statements of operations over the period to the vesting date. During the year ended December 31, 2022, the Company recognized $799,902 in share-based compensation costs relating to share grants (year ended December 31, 2021: $1,373,292 and year ended December 31, 2020: $1,321,205). As of December 31, 2022, there was a total of $619,869 unrecognized compensation costs relating to the expected future vesting of share-based awards (December 31, 2021: $380,704) which are expected to be recognized over a weighted average period of 1.064 years (December 31, 2021: 1.06 years).
Share options
Share options issued under the 2013 Plan are not exercisable until the third anniversary of the grant date and can be exercised up to the tenth anniversary of the date of the grant. The fair value of each option is calculated on the date of the grant based on the Black-Scholes valuation model. Expected volatilities are based on the historic

F-4
2

volatility of the Company’s stock price and other factors. The Company does not currently pay dividends and it is assumed this will not change. The expected term of the options granted is anticipated to occur in the range between 4 and 6.5 years. The risk-free rate is the rate adopted from the U.S. Government Zero Coupon Bond.
The movements in the existing share options during the years ended December 31, 2021, and 2022 were as follows:

Options	Number of options outstanding	Weighted average exercise price per share	Aggregate intrinsic value
Balance as of January 1, 2021,	339,936	21.40	$—
Post vesting cancellations during the year	(29,080)	20.45	—

Balance as of December 31, 2021,	310,856	21.37	$—
Issuance during the year	10,000	9.24	$27,200

Balance as of December 31, 2022,	320,856	20.99	$—

There were 320,856 options exercisable as of December 31, 2022. The weighted average exercise price of the share options exercisable as of December 31, 2022, was $21.08.
The weighted average remaining contractual term of options outstanding and exercisable as of December 31, 2022, was 1.89 years.
During the year ended December 31, 2022, the Company recognized $14,240 to share-based compensation costs (year ended December 31, 2021: nil and year ended December 31, 2020: a credit of $77,364) relating to options forfeited under the 2013 Plan. As of December 31, 2022, there were $43,360 in unrecognized compensation costs relating to options under the 2013 Plan. As of December 31, 2021, 310,856 share options had vested but had not been exercised.
The Company have employee stock purchase plans in place which is a savings-related share scheme where certain employees have the option to buy common stock at a 15% discount to the share price at the grant dates of August 8, 2022, and July 9, 2021. The current scheme has a three-year vesting periods which will expire on August 10, 2025 and July 9, 2024. No shares were issued since the inception of the scheme and under the Black-Scholes valuation model for the year ended December 31, 2022, the Company recognized compensation costs of $ relating to employee stock purchase plans (for the year ended December 31, 2021: nil).
16. Commitments and Contingencies
The contractual obligations schedule set forth below summarizes our contractual obligations as of December 31, 2022:

	2023	2024	2025	2026	2027	Thereafter	Total
	(in thousands)
Secured term loan facilities and revolving credit facilities	212,382	80,840	250,432	65,032	28,909	76,312	713,907
2020 Bonds	—	—	100,000	—	—	—	100,000
Office operating leases 1	233	924	1,209	1,012	1,212	—	4,590
Navigator Aurora Facility 2	—	—	—	48,140	—	—	48,140

Total contractual obligations	$212,615	$81,764	$351,641	$114,184	$30,121	$76,312	$866,637

1
The Company occupies office space in London with a new lease that commenced in January 2022 for a period of 10 years with a mutual break option in January 2027, which is the fifth anniversary from the lease

F-4
3

commencement date. The annual gross rent under this lease is approximately $1.1 million, with an initial rent free period of 27 months, of which 13 months of the rent free period is repayable in the event that the break option is exercised.

The lease term for our representative office in Gdynia, Poland was revised from January 2022 for an amended period to May 31, 2025. The gross rent per year is approximately $64,000.

The Company occupies office space in Copenhagen with a lease commenced in September 2021 that expires in December 2025. The gross rent per year is approximately $180,000.

The weighted average remaining contractual lease term for the above four office leases on December 31, 2022, was 3.89 years (December 31, 2021: 3.1 years).

2
The Navigator Aurora Facility is a loan facility held within a lessor entity (for which legal ownership resides with financial institutions) that we are required to consolidate under U.S. GAAP into our financial statements as a variable interest entity. Please read Note 10 Variable Interest Entities.

17. Operating Lease Liabilities
Lessee accounting
Under ASU 2016-02 we have recognized Right of Use (“ROU”) assets and liabilities on our balance sheet for our operating leases, relating to long-term commitments for our offices in London, Gdynia and Denmark. Lease liabilities and ROU assets for operating leases are initially measured at the present value of the lease payments not yet paid, discounted using the discount rate for the lease determined at the later of the date of initial application or the lease commencement date. As a lessee, the Company has elected not to separate lease and non-lease components pertaining to operating lease payments. The discount rate used is the Company’s incremental borrowing rate, defined as the rate of interest that the Company as lessee would have to pay to borrow on a collateralized basis over a similar term an amount equal to the lease payments in a similar economic environment. Consequently, operating lease liabilities of $4.3 million, based on the present value of the remaining minimum rental payments; and ROU assets of $3.6 million have been recognized on the Company’s consolidated balance sheets as of December 31, 2022 (December 31, 2021: operating lease liabilities of $0.9 million and ROU assets of $0.9 million) with accretion of the liabilities and amortization of the ROU assets over the remaining length of the lease terms.
The lease for our office in Poland is subject to annual indexation each January according to the Eurozone All Items Monetary Union Index of Consumer Prices (“MUICP”) index as quoted for the previous year. The lease payments relating to the Poland office lease are not remeasured at the beginning of each year, the effect of future increases in MUICP are recognized as part of lease-related costs in each year and classified as variable lease costs. For the year ended December 31, 2022, total operating lease costs were $1.2 million (December 31, 2021: $0.7 million), which include immaterial variable lease costs and are presented in General and Administrative costs within the consolidated statements of operations and in cash flows from operating activities within the consolidated statements of cash flows.
The Company’s consolidated balance sheets include a ROU asset and a corresponding liability for operating lease contracts where the Company is a lessee. The discount rate used to measure the lease liability presented on the Company’s consolidated balance sheets is the incremental cost of borrowing since the rate implicit in the lease cannot be determined.
The liabilities described below are for the Company’s offices in London, Gdynia and Denmark which are denominated in various currencies. At December 31, 2022, the weighted average discount rate across the three leases was 2.87% (December 31, 2021: 3.20%).
At December 31, 2022, based on the remaining lease liabilities, the weighted average remaining operating lease term was 3.88 years (December 31, 2021: 3.0 years). Please read Note 16—Commitments and Contingencies to our consolidated financial statements.

F-4
4

A maturity analysis of the undiscounted cash flows of the Company’s operating lease liabilities as at December 31, 2021 and 2022 is presented in the following table:

	December 31, 2021	December 31, 2022
	(in thousands)
One year	$398	$924
Two years	181	1,246
Three years	181	1,209
Four years	181	1,211
Five years	—	—
Six years and thereafter	—	—

Total undiscounted operating lease commitments	$941	$4,590
Less: Discount adjustment	(38)	(339)

Total operating lease liabilities	$903	$4,251
Less: current portion	(381)	(219)

Operating lease liabilities, non-current portion	$522	$4,032

18. Concentration of Credit Risks
The Company’s vessels are chartered under either a time charter arrangement or voyage charter arrangement. Under a time charter arrangement, no security is provided for the payment of charter hire. However, payment is typically required monthly in advance. Under a voyage charter arrangement, a lien may sometimes be placed on the cargo to secure the payment of the accounts receivable, as permitted by the prevailing charter party agreement.
The Company derives a significant portion of its revenues from a limited number of charterers. During 2022, our top three charterers contributed between 8% to

10% each, and in aggregate 26.5% or $108.4 million. (2021: two charterers contributed 10% or more of the operating revenues, comprising approximately 20.7% or $73.2 million)
Other than 3.7% of operating revenues arising from vessels trading exclusively in Indonesia for the year ended December 31, 2022 (year ended December 31, 2021: 5.6%), our vessels operate on a worldwide basis and are not restricted to specific locations.
The Company considers the equity method investments do not meet the criteria in ASC 280 to be separate reportable segments.
As of December 31, 2021, and 2022, all of the Company’s cash, cash equivalents, restricted cash, and short-term investments were held by large financial institutions, highly rated by a recognized rating agency.

19. Income Taxes
Navigator Holdings Ltd and its vessel owning subsidiaries are incorporated in the Marshall Islands and under the laws of the Marshall Islands are not subject to tax on income or capital gains and no Marshall Islands withholding tax will be imposed on dividends paid by the Company to its stockholders. However, a number of the Company’s subsidiaries in the U.S, UK, Poland, Denmark and Singapore, as well as the Maltese VIE (please read Note 10—Variable Interest Entities to our consolidated financial statements) are subject to local taxes.

	Year Ended December 31, 2020	Year Ended December 31, 2021	Year Ended December 31, 2022
	(in thousands)
Income/(loss) before income taxes and share of result of equity method investments	$1,279	$(38,394)	$35,033
Tax expense at statutory rate	—	—	—

Total statutory tax charge	—	—	—
Tax charge in U.S. subsidiaries	—	855	5,052
Tax charge in UK subsidiaries	416	566	386
Tax charge in Polish subsidiary	31	345	171
Tax charge in Singapore subsidiary	77	47	—
Tax charge in Danish subsidiary	—	74	167
Tax charge in Maltese VIE ( note 10 )	93	82	99
Withholding taxes	—	—	74

Total tax charge	$617	$1,969	$5,949

Breakdown of current/deferred tax expense
Current tax expense	489	1,264	2,107
Deferred tax expense	128	705	3,842

Total corporate income tax	$617	$1,969	$5,949

The total of all deferred tax assets included in our balance sheet as of December 31, 2022, was $0.1 million and the total of all deferred tax liabilities is $4.3 million (December 31, 2021: $463,000 and $871,000 respectively). The deferred tax asset of $17.1 million includes $17.0 million related to carry forwards losses associated with our Export Terminal Joint Venture which can be utilized against 80% of our future profits, in any one year, from the terminal operations.

The U.S. losses relate to federal tax losses which can be carried forward indefinitely.
The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of December 31, 2021, and 2022, respectively are in the following table.

	December 31, 2021	December 31, 2022
	(in thousands)
Deferred tax asset
Net operating losses carry forwards	$21,592	$17,029
Other temporary differences	388	116

Total deferred tax assets	21,980	17,145
Less valuation allowance	—	—

Deferred tax asset, net of valuation allowance	21,980	17,145

Deferred tax liabilities
Investment in joint venture	21,871	21,122
Other temporary differences	517	273

Total deferred tax liabilities	$22,388	$21,395

Net deferred tax asset/(liability)	(408)	(4,250)

The net deferred tax asset(liability) relates to deferred tax assets and liabilities in different jurisdictions.
20. Cash, Cash Equivalents and Restricted Cash
The following table shows the breakdown of cash, cash equivalents and restricted cash as of December 31, 2022 and 2021:

	December 31, 2021	December 31, 2022
	(in thousands)
Cash, Cash Equivalents and Restricted Cash
Cash and cash equivalents	$123,886	$146,560
Cash and cash equivalents held by VIE ( note 10 )	337	108
Restricted cash	—	6,526

Total cash, cash equivalents and restricted cash	$124,223	$153,194

Our secured term loan facilities and revolving credit facilities require that the borrowers have liquidity (including undrawn available lines of credit with a maturity exceeding 12 months) of no less than (i) $25.0 million, $35.0 million, or $50.0 million, or (ii) 5% of Net Debt or total debt which was $43.1 million as of December 31, 2022, as applicable, whichever is greater. This requirement does not restrict the cash maintained within the company bank accounts but requires the group to hold no less than that amount of free cash within its bank accounts or treasury deposits.
Included within total cash, cash equivalents and restricted cash as of December 31, 2022, is an amount of $0.1 million relating to cash belonging to the VIE’s that we are required to consolidate under U.S. GAAP (December 31, 2021: $0.3 million). Please read Note 10—Variable Interest Entities to our consolidated financial statements.
Amounts included in restricted cash represent cash in blocked deposit accounts that is required to be deposited in accordance with the terms of the secured term loans with a banking institution. These funds are restricted and are not permitted to be used.
21. Related Party Transactions
The following table summarizes our transactions with related parties for the years ended December 31, 2021 and 2022:

	Year ended December 31, 2021	Year ended December 31, 2022
	(in thousands)
Net income / (expenses)
Luna Pool Agency Limited	$(30)	$(28)
Ocean Yield Malta Limited	(1,202)	(1,914)
Ultranav Business Support ApS	(936)	(1,115)
Naviera Ultranav Limitada	(25)	(15)
Norton Lilly International Inc	—	(131)

Total	$(2,193)	$(3,203)

F-4
7

The following table sets out the balances due from related parties as at December 31, 2021 and 2022:

	December 31, 2021	December 31, 2022
	(in thousands)
Due from Related Parties
Luna Pool Agency Limited	$8,450	$12,334
Unigas Pool	8,049	4,009
Dan Unity	109	20
Naviera Ultranav Limitada	128	—

Total	$16,736	$16,363

The following table sets out the balances due to related parties as at December 31, 2021 and 2022:

	December 31, 2021	December 31, 2022
	(in thousands)
Due to Related Parties
Ocean Yield Malta Limited	$55,074	$48,684
Naviera Ultranav Limitada	27	51

Total	$55,101	$48,735

Naviera Ultranav Limitada:
In August 2021, in connection with Ultragas Transaction, we issued 21,202,671 new shares of our common stock, representing an approximate 27.5%
ownership interest in us, to subsidiaries of Naviera Ultranav Limitada (“Ultranav”). As of December 31, 2022, Ultranav International ApS, a wholly owned subsidiary of Ultranav remained one of our principal shareholders. They may exert considerable influence on the outcome of matters on which our shareholders are entitled to vote, including the election of our directors to our board of directors and other significant corporate actions.
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
22. Stockholders’ equity
As of December 31, 2022, the Company’s authorized share capital consisted of 400,000,000 shares of common stock and 40,000,000 shares of preferred stock, each at par value of $0.01 per share. There were 76,804,474 shares of common stock issued and outstanding and no shares of preferred stock issued and outstanding at December 31, 2022.

(December 2021: 77,180,429 shares of common stock issued and outstanding and no shares of preferred stock issued and outstanding)

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

F-4
8

22. Subsequent Events
On January 17, 2023, the Navigator Greater Bay Joint Venture acquired a 17,000 cbm, 2018-built ethylene capable liquefied gas carrier,
Navigator Solar
, for $42.75 million. In March, the joint venture acquired two 22,000 cbm, 2019-built ethylene capable liquefied gas carriers
Navigator Castor
for $50.0 million on March 2
3
, 2023 and
Navigator Equator
for $50.2 million on March 27, 2023. The cost of these
th
ree
 vessels were financed by drawing down $91.8
million from the Greater Bay JV Term Loan Facility and from equity contributed to the Navigator Greater Bay Joint Venture by the Company and by Greater Bay in accordance with the joint venture agreement. The three vessels are commercially managed by the in-house Luna Pool and are technically managed by the third party, PG Shipmanagement of Singapore.
On March 20, 2023, the Company entered into a senior secured term loan with Nordea Bank ABP, ABN AMRO Bank N.V. Skandinaviska Enskilda Banken AB (Publ), and BNP Paribas S.A. to refinance June 2017 Secured Term Loan and Revolving Credit Facility and the October 2016 Secured Term Loan and Revolving Credit Facility that were due to mature in June and October 2023 respectively. The facility has a term of six years, maturing in March 2029 and is for a maximum principal amount of $
200.0 million. The available facility amount shall be reduced quarterly by an amount of $8.3 million followed by a final balloon payment in
March 2029
. Interest on amounts drawn is payable at a rate of
SO
FR plus 210 basis points.
This loan facility is secured by first priority mortgages on 10 vessels,
Navigator Galaxy, Navigator Genesis, Navigator Grace, Navigator Gusto, Navigator Glory, Navigator Jorf, Navigator Leo, Navigator Libra, Navigator Scorpio
and
Navigator Virgo
as well as assignments of earnings and insurances on these secured vessels. The financial covenants each as defined within the term loan are: a) the maintenance at all times of cash and cash equivalents in an amount equal to or greater than (i) $50.0 million, or (ii) 5% of total indebtedness, as applicable; and b) the maintenance of the ratio of total stockholders’ equity to total assets of not less than 30%. The aggregate fair market value of the collateral vessels must be no less than 125% of the aggregate outstanding borrowing under the facility.

F-
49