Form 20-F
period 2023-12-31
Navigator Holdings Ltd.
filed 2024-03-27
CIK 1581804

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023
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
c/o NGT Services (UK) Ltd
10 Bressenden Place,London, SW1E 5DH United Kingdom
Telephone: +44 20 7340 4850
(Address of Principal Executive Offices)
Gary Chapman
Chief Financial Officer
10 Bressenden Place, London, SW1E 5DH United Kingdom
Telephone: +44 207340 4850
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
73,208,586 Shares of Common Stock
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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☒
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐
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

Presentation of Information in this Annual Report

This annual report on Form 20-F for the year ended December 31, 2023, or this “annual report,” should be read in conjunction with our consolidated financial statements and notes thereto included in this annual report. Unless the context otherwise requires, all references in this annual report to “Navigator Gas,” "Navigator Holdings," “our,” “we,” “us” and the “Company” refer to Navigator Holdings Ltd., a Marshall Islands corporation. All references in this annual report to our wholly-owned subsidiary “Navigator Gas L.L.C.” refer to Navigator Gas L.L.C., a Marshall Islands limited liability company. As used in this annual report, unless the context indicates or otherwise requires, references to “our fleet” or “our vessels” include the 56 vessels we owned and operated as of December 31, 2023.

Cautionary Statement Regarding Forward Looking Statements

This annual report contains certain forward-looking statements concerning plans and objectives of management for future operations or economic performance, or assumptions related thereto, including our financial forecast. In addition, we and our representatives may from time to time make other oral or written statements that are also forward-looking statements. Such statements include in particular, statements about our plans, strategies, business prospects, changes and trends in our business and the markets in which we operate as described in this annual report. In some cases, you can identify the forward-looking statements by the use of words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” “scheduled,” or the negative of these terms or other comparable terminology. Forward-looking statements appear in a number of places in this annual report. Where, in any forward-looking statement, we express an expectation or belief as to future results or events, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the expectation or belief will result or be achieved or accomplished. The following are some but not all of the factors that could cause actual results or events to differ materially from anticipated results or events:
•future operating or financial results;

•potential acquisitions and joint ventures, business strategy and expected capital spending;
•operating expenses, availability of crew, number of offhire days, drydocking requirements and insurance costs;
•fluctuations in currencies and interest rates;
•general market conditions and shipping market trends, including charter rates and factors affecting vessel supply and demand;
ii

•our ability to continue to comply with all our debt covenants;
•our financial condition and liquidity, including our ability to refinance our indebtedness as it matures or obtain additional financing in the future to fund capital expenditures, acquisitions and other corporate activities;
•future capital expenditures needed to preserve our capital base;
•the availability of vessels to purchase, or the useful lives of our vessels;
•our continued ability to enter into short-term or long-term, fixed-rate time charters or voyage charters with our customers;
•our vessels engaging in ship to ship transfers of liquefied petroleum gas (“LPG”) or petrochemical cargoes which may ultimately be discharged in sanctioned areas or to sanctioned individuals without our knowledge;
•the impact of the Russian invasion of Ukraine and economic sanctions related thereto;

•the conflict between Israel and Hamas in the Gaza region and other geopolitical tensions;

•our ability to employ and retain suitably experienced commercial and technical staff;
•changes in governmental rules and regulations or actions taken by regulatory authorities;

•marine transportation is inherently risky. An incident involving significant loss of product or environmental contamination by any of our vessels could adversely affect us.

•our ability to manage obligations, liabilities, or responsibilities, arising from any regulatory environment emission trading or compliance schemes.
•global epidemics or other health crises such as the outbreak of COVID-19, including its impact on our business;
•liability from future litigation;
•our share repurchases and the payment of dividends to our shareholders including under any return of capital policy;
•our ability to maintain appropriate internal control over financial reporting and our disclosure controls and procedures;
•failure of a key information technology system or process or exposure to fraud, security breaches or cyber attacks;

•the impact of cyber crime and changing financial fraud environment;
•the financial performance of the Ethylene Export Terminal (as defined below) and our related Export Terminal Joint Venture (as defined below) and the completion of construction and financing, and the financial success, of the Terminal Expansion Project (as defined below); and

•the financial performance of the Luna Pool and Unigas Pool.
•other factors discussed in “Item 3—Key Information—Risk Factors” of this annual report.

All forward-looking statements included in this annual report are made only as of the date of this annual report. New factors that could cause actual results or events to differ materially from anticipated results or events emerge from time to time, and we can't predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. We expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. We make no prediction or statement about the performance of our common stock.
iii

PART I

Item 1.	Identity of Directors, Senior Management and Advisers
Not applicable.

Item 2.	Offer Statistics and Expected Timetable
Not applicable.

Item 3.	Key Information

A.	Selected Financial Data
Not applicable.

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

Risk Factor Summary

The risk factors summarized and detailed below could materially and adversely affect our business, our financial condition, our operating results and the trading price of our common stock. These material risks include, but are not limited to, those relating to:
•Charter rates for liquefied gas carriers are cyclical with attendant volatility.
•Future growth in the demand for our services will depend on changes in supply and demand, economic growth in the world economy and demand for petrochemical and liquefied petroleum gas transportation relative to changes in worldwide fleet capacity. Adverse economic, political, or social developments or other global financial turmoil, could have a material adverse effect on world economic growth and thus on our business, financial condition and operating results.
•We are partially dependent on voyage charters in the spot market, and any decrease in spot charter rates in the future may adversely affect our earnings.
•We operate several of our vessels through the Luna Pool and the Unigas Pool. Failure by the Luna Pool or the Unigas Pool to find profitable employment for these vessels could adversely affect us.
•We may be unable to charter our vessels at profitable rates.
•A significant portion of our revenues are generated from a limited number of customers.
•The demand for liquefied gases and the seaborne transportation of liquefied gases may not grow and could shrink.
•The expected growth in the supply of petrochemical gases, including ethane and ethylene, available for seaborne transport may not materialize, which would deprive us of the opportunity to obtain attractive charters and charter rates.
•The market values of our vessels may decline if market conditions deteriorate. This could cause us to incur impairment charges, which could cause us to breach covenants in our debt facilities.

•Over the long-term, we will be required to make substantial capital expenditures to preserve the operating capacity of and to grow our fleet.
•We may be unable to make or realize the expected benefits from acquisitions and the failure to successfully implement our growth strategy through acquisitions could adversely affect us.
•From time to time, we may selectively pursue new strategic acquisitions or ventures we believe to be complementary to our seaborne transportation services and any strategic transactions that are a departure from our historical operations could present unforeseen challenges and result in a competitive disadvantage relative to our more-established competitors.
•We may be unable to realize the expected benefits from our investment in the Ethylene Export Terminal including the Terminal Expansion Project.
•Conflicts between countries, such as the conflict between Russia and Ukraine and the conflict in Gaza could restrict or prohibit our vessels from calling at certain ports or from trading with some of our customers.
•We operate in countries that can expose us to political, governmental and economic instability.
•If our vessels call at ports located in countries that are subject to trade restrictions, or perform ship to ship transfers of cargoes to other vessels that may call at ports located in countries that are subject to trade restrictions our reputation and the market for our securities could be adversely affected.

•Operating our vessels in sanctioned areas or chartering our vessels to sanctioned persons may harm us.
•We provide in-house technical management for certain vessels in our fleet which may impose significant additional responsibilities on our management and staff.
•A fluctuation in fuel prices may adversely affect our charter rates for time charters and our cost structure for voyage charters and contracts of affreightment ("COAs").
•The required drydocking of our vessels may have a more adverse impact on revenues than anticipated.
•Our operating costs are likely to increase in the future as our vessels age.
•Marine transportation is inherently risky. An incident involving significant loss of product or environmental contamination by any of our vessels, the possibility of marine disasters including damage or destruction of the vessel due to natural disasters, accidents, the loss of a vessel due to piracy or terrorism, damage or destruction of cargo or similar events could adversely affect us.

•The loss of or inability to operate any of our vessels would result in a loss of revenues and cash flow.
•Adverse global economic conditions or disease outbreaks could have a material adverse effect on us.
•Due to our lack of vessel diversification, adverse developments in the seaborne liquefied gas transportation business could adversely affect our business, financial condition and operating results.
•If in the future our business activities involve countries, entities or individuals that are subject to restrictions imposed by the U.S. or other governments, we could be subject to enforcement action and our reputation and the market for our common stock could be adversely affected.
•Failure to comply with the U.S. Foreign Corrupt Practices Act, the UK Bribery Act and other anti-bribery laws could result in fines, criminal penalties and contract termination which can adversely effect us.
•We rely on our information systems to conduct our business, and failure to protect these systems against security breaches could disrupt our business and adversely affect our results of operations.
•Our business is subject to laws and regulations regarding privacy and data protection.
•Maritime claimants could arrest our vessels, which could interrupt our cash flow.

•A shortage of qualified officers or seafarers would make it more difficult to crew our vessels and increase our operating costs. If a shortage were to develop, it could impair our ability to operate.
•Compliance with safety and other vessel requirements imposed by classification societies may be costly.
•Delays in deliveries of newbuildings or acquired vessels, or deliveries of vessels with significant defects, could harm our operating results and lead to the termination of any related charters.
•Our growth depends on our ability to expand relationships with existing customers and obtain new customers, for which we will face substantial competition.
•The marine transportation industry is subject to substantial environmental and other regulations.
•Climate change concerns, greenhouse gas emissions and other environmental schemes may adversely impact us.
•Increased scrutiny from stakeholders and others regarding climate change, as well as our ESG practices and reporting responsibilities, could result in additional costs or risks and adversely impact our business and reputation.
•Changes in the law and regulations relating to the use of, or a decrease in the demand for, single use plastics and increased concerns or restrictions relating to waste plastics could adversely impact us.

•Competition from more technologically advanced liquefied gas carriers could reduce our charter hire income and the value of our vessels.
•Acts of piracy on any of our vessels could adversely affect us.
•Terrorist attacks, increased hostilities, piracy on ocean-going vessels, political change or war could lead to further economic instability, increased costs and disruption of business.
•Exposure to currency exchange rate fluctuations results in fluctuations in cash flows and our results.
•Our insurance may be insufficient to cover losses.
•Restrictive covenants in our secured term loan facilities and revolving credit facilities and in our unsecured bonds and our Terminal Facility impose, and any future debt facilities may impose, restrictions on us.
•The secured term loan facilities and the Terminal Facility are reducing facilities. The required repayments under the secured term loan facilities and the Terminal Facility may adversely affect us.
•Our consolidated variable interest entity may enter into different financing arrangements.
•Interest rate increases affect the interest rates under our credit facilities, which adversely affects our operating results.
•The derivative contracts we have or may enter into to hedge our exposure to fluctuations in interest rates could result in higher interest rates and reductions in our shareholders’ equity, as well as charges against our income.

•Our continuing ability to finance and refinance our debts and the availability and access to the debt and equity capital markets.
•Our business depends upon certain key employees.
•We are a holding company, and we depend on the ability of our subsidiaries to distribute funds to us.
•We may issue additional equity securities without your approval, which would dilute your ownership.
•Future sales of our common stock could cause the market price of our common stock to decline.
•BW Group and Ultranav, collectively, own an aggregate of approximately 58.9% of our common stock. Each may exert considerable influence on, and together they could control, actions requiring a shareholder vote, and they could acquire additional shares of our common stock, further reducing liquidity in the market.

•We have declared dividends in the past but we can give no assurance that dividends will be paid in the future in any amount or at all.

•The obligations of being and remaining a public company require resources and management attention.
•If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud, and shareholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our common stock.
•We may lose our foreign private issuer status in the future, which could result in additional costs.
•Our operations may be subject to economic substance requirements.
•We are incorporated in the Marshall Islands, which does not have a well-developed body of corporate law.
•Because we are a Marshall Islands corporation, it may be difficult to serve us with legal processes or enforce judgments against us, our directors, or our management.
•Provisions of our articles of incorporation and bylaws may have anti-takeover effects.
•We may be subject to additional taxes, which could adversely impact us.

•U.S. tax authorities could treat us as a “passive foreign investment company,” which could have adverse U.S. federal income tax consequences for our U.S. shareholders.
•We may have to pay tax on U.S. source income for the operation of our vessels, and business conducted within the United States, which would reduce our cash flow.

In addition, risks not presently known to us or risks that we currently deem immaterial could materially and adversely affect our business, financial condition, results of operations and the trading price of our common shares.

Risks Related to Our Business

Charter rates for liquefied gas carriers are cyclical with attendant volatility.

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

The charter rates we receive will be dependent upon, among other things:
•changes in the supply of vessel capacity for the seaborne transportation of liquefied gases, which is influenced by the following factors, among other things:
•the number of newbuilding deliveries and the ability of shipyards to deliver newbuildings by contracted delivery dates and capacity levels of shipyards;
•the scrapping rate of older vessels;
•the number of vessels that are out of service, as a result of vessel casualties, repairs and drydockings;
•changes in technology, environmental and other regulations that may limit the useful lives of vessels; and
•changes in liquefied gas carrier prices.

•changes in the level of demand for seaborne transportation of liquefied gases, which is influenced by the following factors:
•changes to the arbitrage of such liquefied gases in different countries, regions or continents;
•the level of production of liquefied gases in net export regions such as the United States of America.
•the level of demand for liquefied gases in net import regions such as Asia, Europe, Latin America and India;
•the level of internal demand for petrochemicals to supply integrated petrochemical facilities in net export regions;
•global demand for petrochemicals as influenced by ecological or environmental concerns about the use of single-use plastics and waste plastics;
•global or general industrial activity specifically in the plastics and chemical industry;
•changes in the cost of petroleum and natural gas from which liquefied gases are derived;
•prevailing global and regional economic conditions;
•political changes and armed conflicts in the regions traveled by our vessels and the regions where the cargoes we carry are produced or consumed that interrupt production, trade routes or consumption of liquefied gases and associated products;
•developments in international trade;
•the distances between exporting and importing regions over which liquefied gases are to be transported by sea;
•infrastructure to support seaborne liquefied gases, including pipelines, railways and terminals;
•the availability of alternative transportation means, including pipelines;
•changes in seaborne and other transportation patterns; and
•changes in environmental and other regulations that may limit the production or consumption of liquefied gases.

Adverse changes in any of the foregoing factors could have an adverse impact on our revenues, profitability, liquidity, cash flow and financial position.

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

The Luna Pool (the “Luna Pool”), derives revenue from time charters, voyage charters and COAs from the vessels in the pool. The Luna Pool comprises twelve ethylene vessels and focuses on the transportation of ethylene and ethane. Our wholly-owned subsidiary, NGT Services (UK) Limited, is the commercial and accounting manager of the Luna Pool. If the Luna Pool is not able to find profitable employment or re-deploy our or any of the other pool participants’ vessels, we will receive reduced or no revenues from the Luna Pool. A sustained decline in charter or spot rates or a failure by the Luna Pool to successfully charter participating vessels could have a material adverse effect on our results of operations and our ability to meet our financing obligations.

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
Receipts from customers under our charters represent a substantial majority of our operating cash flow. Our time charters expire on a regular basis. If demand for liquefied gas carriers has declined at the time that our charters expire, we may not be able to charter our vessels at favorable rates or at all. If more vessels are added to the global fleet through newbuilding programs, charter rates may decline. In addition, while longer-term charters would become more attractive to us at a time when charter rates are declining, our customers may not want to enter into longer-term charters in such an environment. As a result, if our charters expire at a time when charter rates are declining, we may have to accept charters with lower rates or shorter terms than would be desirable. Furthermore, we may be unable to charter our vessels immediately after the expiration of their charters resulting in periods of non-utilization for our vessels. Our inability to charter our vessels at favorable rates or at all would adversely impact our business, financial condition and operating results.

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

If the demand for liquefied gases and the seaborne transportation of liquefied gases shrinks or does not grow, our business, financial condition and operating results could be adversely affected.

Our growth depends on continued growth in the world and regional demand for liquefied gases and the seaborne transportation of liquefied gases, each of which could be adversely affected by a number of factors, such as:
•increases in the demand for industrial and residential natural gas in areas linked by pipelines to producing areas, or the conversion of existing non-gas pipelines to natural gas pipelines in those markets;
•increases in demand for chemical feedstocks in net exporting regions, leading to less liquefied gases for export;
•decreases in the consumption of petrochemical gases;
•decreases in the consumption of LPG due to increases in its price relative to other energy sources or other factors making consumption of liquefied gas less attractive;
•the availability of competing, alternative energy sources, transportation fuels or propulsion systems;
•decreases in demand for liquefied gases resulting from changes in feedstock capabilities of petrochemical plants in net importing regions;
•changes in the relative values of hydrocarbon and liquefied gases;
•a reduction in global industrial activity, especially in the plastics and petrochemical industries, particularly in regions with high demand growth for liquefied gas, such as Asia;
•adverse global or regional economic or political conditions, particularly in liquefied gas exporting or importing regions, which could reduce liquefied gas shipping or energy consumption;
•changes in governmental regulations, such as the elimination of economic incentives or initiatives designed to encourage the use of liquefied gases over other fuel sources; or
•decreases in the capacity of petrochemical plants and crude oil refineries worldwide or the failure of anticipated new capacity to come online.

Reduced demand for liquefied gases and the seaborne transportation of liquefied gases would have a material adverse effect on our future growth and could adversely affect our business, financial condition and operating results.

The expected growth in the supply of petrochemical gases, including ethane and ethylene, available for seaborne transport may not materialize, which would deprive us of the opportunity to obtain attractive charters and charter rates.

Charter rates for petrochemical gas cargoes can be higher than those for other liquefied gases, with charter rates for ethylene and ethane historically commanding a premium due to a smaller global fleet of ethylene or ethane capable vessels. While we believe that growth in production at petrochemical production facilities and regional supply and pricing arbitrage will create opportunities for us to transport petrochemical gas cargoes, including ethane and ethylene, factors that are beyond our control may cause the supply of petrochemical gases available for seaborne transport to remain constant or even decline. If the supply of petrochemical gases available for seaborne transport does not increase, we will not have the opportunity to obtain the increased charter rates associated with petrochemical gas cargoes, including ethane and ethylene, and our expectations regarding the growth of our business may not be met.

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

We review our vessels for impairment when events or circumstances indicate the carrying amount of the vessel may not be recoverable. When such indicators are present, the carrying amount of the vessel is tested for recoverability and we recognize an impairment loss if the sum of the expected future cash flows (undiscounted and excluding interest charges that will be recognized as an expense when incurred) expected to be generated by the vessel over its estimated remaining useful life is less than its carrying value. If we determine that a vessel’s undiscounted cash flows are less than its carrying value, we record an impairment loss equal to the amount by which its carrying amount exceeds its fair value. We cannot assure you that we will not recognize impairment losses on our vessels in the future.

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

We must make substantial capital expenditures over the long-term to maintain the operating capacity and expansion of our fleet to preserve our capital base.

We estimate that drydocking expenditures can cost up to $2.0 million per vessel per drydocking, although these expenditures could vary significantly from quarter to quarter and year to year and could increase as a result of changes in:
•the location and required repositioning of the vessel;
•the cost of labor and materials;
•the types of vessels in our fleet;
•the age of the vessels in our fleet;

•governmental regulations and maritime self-regulatory organization standards relating to safety, security or the environment;
•competitive standards; and
•high demand for drydock usage.
Our ability to obtain bank financing, to access the capital markets for future debt or equity offerings and to finance the expansion of our fleet may be limited by our financial condition at the time of any such financing or offering as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond our control. Our failure to obtain the funds for future capital expenditures could limit our ability to expand our fleet. Even if we are successful in obtaining necessary funds, the terms of such financings may significantly increase our interest expense and financial leverage and issuing additional equity securities may result in significant shareholder dilution. Please read “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Liquidity and Cash Needs.”

We may be unable to make or realize the expected benefits from acquisitions and the failure to successfully implement our growth strategy through acquisitions could adversely affect our business, financial condition and operating results.

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

In addition, our acquisition and investment growth strategy exposes us to risks that could adversely affect our business, financial condition and operating results, including risks that we may:
•fail to realize anticipated benefits of acquisitions, such as new customer relationships, cost savings or increased cash flow;
•not be able to obtain charters at favorable rates or at all;
•be unable to hire, train or retain qualified shore and seafaring personnel to manage and operate our growing business and fleet;
•fail to integrate investments of complementary assets or vessels in capacity ranges outside our current operations profitably
•not have adequate operating and financial systems in place as we implement our expansion plan;
•decrease our liquidity through the use of a significant portion of available cash or borrowing capacity to finance acquisitions;
•significantly increase our interest expense or financial leverage if we incur additional debt to finance acquisitions; or
•incur or assume unanticipated liabilities, losses or costs associated with the business or vessels acquired.

Unlike newbuildings, existing vessels typically do not carry warranties as to their condition. While we inspect existing vessels before purchase, such an inspection would normally not provide us with as much knowledge of a vessel’s condition as we would possess if it had been built for us and operated by us during its life. Repairs and maintenance costs for existing vessels are difficult to predict and may be substantially higher than for vessels we have operated since they were built. These costs could decrease our cash flow and reduce our liquidity.

From time to time, we may selectively pursue new strategic acquisitions or ventures we believe to be complementary to our seaborne transportation services and any strategic transactions that are a departure from our historical operations could present unforeseen challenges and result in a competitive disadvantage relative to our more-established competitors.

We may pursue strategic acquisitions or investment opportunities we believe to be complementary to our core business of owning and operating liquefied gas carriers and the transportation of LPG, petrochemical gases and ammonia. For example, in November 2022, we announced our participation in the Terminal Expansion Project to provide additional ethylene refrigeration capacity for our Ethylene Export Terminal. Such ventures may include, but are not limited to, operating liquefied gas carriers in different size categories, expanding the types of cargo we carry and/or ventures or facilities involved in the export, distribution, mixing and/or storage of liquefied gas cargoes. While we have general knowledge and experience in the seaborne transportation services industry, we currently have limited operating history outside of the ownership and operation of liquified gas carriers and the transportation of petrochemicals, LPG and ammonia.

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

We may face several factors that could impair our ability to successfully execute these acquisitions or investments including, among others, the following:
•delays in obtaining regulatory approvals, licenses or permits from different governmental or regulatory authorities, including environmental permits;
•unexpected cost increases or shortages in the equipment, materials or labor required for the venture, which could cause the venture to become economically unfeasible; and
•unforeseen engineering, design or environmental problems.

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

We may be unable to realize the expected benefits from our investment in the Ethylene Export Terminal, including the Terminal Expansion Project.

There are a number of factors that could impact our ability to benefit from the Ethylene Export Terminal in the U.S. Gulf, including the Terminal Expansion Project, on a timely basis or at all, or at the level we anticipate, including, among others, the following:
•the ability to receive on a timely basis regulatory approval to construct or operate the Terminal Expansion Project;
•availability of liquidity or funding for our investment in the Terminal Expansion Project;
•any inability of the Ethylene Export Terminal to operate due to operational issues;
•any inability of the Ethylene Export Terminal to operate due to adverse weather conditions or due to damage as a result of storms, flooding or other adverse weather events; and
•any existing customers not renewing their contracts at the end of their existing terms, or any inability of the Ethylene Export Terminal to otherwise maintain fully committed throughput.
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

Conflicts between countries, such as the conflict between Russia and Ukraine and in the Gaza region could restrict or prohibit our vessels from calling at certain ports or from trading with some of our customers which could adversely affect our business, financial condition and operating results.

In February 2022, Russia invaded Ukraine, which may lead to wider regional and international conflicts. It is possible that such conflict could disrupt supply chains and cause instability in the global economy. Additionally, the ongoing conflict has resulted in the imposition of economic sanctions by, among others, the United States and the European Union against Russia. It is not possible to predict the broader or longer-term consequences of this conflict or the sanctions imposed to date, which could include further sanctions, embargoes, regional instability, geopolitical shifts and adverse effects on macroeconomic conditions, security conditions, energy and fuel prices, currency exchange rates and financial markets. Such geopolitical instability and uncertainty could have a negative impact on our ability charter and operate our vessels and call at certain ports based on trade restrictions, embargoes and export control law restrictions, and logistics restrictions, which could adversely affect our business, financial condition, results of operations and cash flows.

Two of our vessels, Navigator Leo and Navigator Libra were on ten year time charters to a Russian counterparty and these charters ended in December 2023, in line with the charter party agreement.

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

Our operations are conducted in many jurisdictions outside of the United States, and may be affected by economic, political and governmental conditions in the countries where we engage in business or where our vessels call or are are registered. Any disruption caused by these conditions could adversely affect our business, financial condition, and operating results. We derive some of our revenues from transporting gas cargoes from, to and within politically unstable regions. Conflicts in these regions have included attacks on ships and other efforts to disrupt shipping. In addition, vessels operating in some of these regions have been subject to piracy. Hostilities or other political instability in regions where we operate or may operate could have a material adverse effect on our business, financial condition, and operating results.

Since October 2023, Israel and Hamas have been at war, which has led to a significant increase in military activity in the region. Most recently, the Houthis, based in Yemen, have launched a number of attacks on vessels traversing the Red Sea. The Red Sea is a vital maritime route for international trade and major shipping companies have announced suspensions of operations following these attacks. Although our operations in the region are not significant, the regional crisis is a source of uncertainty and there is a potential for a wider military conflict, including in places where we operate. The regional conflict could grow and bring about further disruption, instability and volatility, causing global economic instability and disruption of production and distribution of LPG, petrochemical gases and ammonia, which could result in reduced demand for our services. Further, increased regional conflict could impact our ability to charter and operate our vessels, cause us to incur increased costs, increase our insurance costs, and cause international currency markets to fluctuate. If international political instability and geopolitical tensions continue or increase in any region in which we do business, or in other regions, our business and results of operations could be harmed.

In addition, tariffs, trade embargoes and other economic sanctions by the United States or other countries against countries where we operate or where our vessels call may limit, restrict or prohibit our trading activities with those countries, which could also harm our business. Finally, a government could requisition one or more of our vessels, which is most likely during a war or national emergency. Any such requisition would cause a loss of the vessel and would harm our business, financial condition and operating results.

If our vessels call at ports located in countries that are subject to restrictions imposed by the U.S. government, or perform ship to ship transfers of cargoes to other vessels that may call at ports located in countries that are subject to restrictions imposed by the U.S. government, our reputation and the market for our securities could be adversely affected.

Although no vessels owned or operated by us have called at ports located in countries/regions subject to comprehensive sanctions and embargoes imposed by the U.S. government and other authorities, such as Cuba, Iran, North Korea, Syria, and the Crimea, Donetsk and Luhansk regions of Ukraine, in the future our vessels may call at ports in these countries/regions from time to time on charterers’ instructions in violation of contractual provisions that prohibit them from doing so. In addition, our vessels do not knowingly engage in ship to ship transfers of LPG or petrochemical cargoes that ultimately may be discharged in sanctioned areas or to sanctioned individuals. Sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time.

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
Our charterers, or vessels to which we engage in ship to ship transfers of cargoes, may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels and those violations could in turn negatively affect our reputation or the ability of our charterers to meet their obligations to us or result in fines, penalties or sanctions.

Operating our vessels in sanctioned areas or chartering our vessels to sanctioned individuals or entities could adversely affect our business, financial condition and operating results.

We believe we comply fully with the various sanctions regimes around the world, not just the sanctions authorities of the United States, but also the relevant departments within the United Nations, European Union and other individual countries, as well as governmental institutions and agencies of those countries. Our vessels transport LPG and other liquefied petrochemical gases throughout the globe and we are vigilant in attempting to ensure that our vessels do not call to countries or ports or trade with persons that may be on any lists which restrict or inhibit such trade or relationship. Any actual or alleged violations could materially damage our reputation and our ability to do business.

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
The cost of providing in-house technical management for those vessels may be higher than if they were managed by third party technical managers, as we may not generate of economics of scale, compared to third party managers who may have hundreds of vessels under their management.

If we are not successful with respect to any vessel for which we provide in-house technical management, our reputation and ability to charter vessels may be negatively impacted, which could materially and adversely affect our business, financial condition and operating results.

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
Bunker fuel is a significant expense for our vessels employed in the spot market and can have a significant impact on our earnings. We have installed scrubbers on only four of our vessels which removes sulfur oxides from exhaust gases and enables the consumption of cheaper high sulfur bunker fuel. As bunker prices increase, our customers may be less willing to enter into time charters under which they bear the full risk of bunker fuel price increases or may shorten the periods for which they are willing to make such commitments. Under voyage charters and COAs we initially bear the cost of bunker fuel used to power our vessels until such time as we invoice our customers which could reduce our profitability and adversely affect our results of operations.

The required drydocking of our vessels could have a more significant adverse impact on our revenues than we anticipate, which would adversely affect our business, financial condition and operating results.

Our vessels require drydocking every five years until the age of 15 years and approximately every two and a half years thereafter. The drydocking of our vessels requires significant capital expenditure and results in loss of revenue while our vessels are offhire. Any significant increase in the number of days of offhire due to such drydocking or in the costs of any repairs could have a material adverse effect on our financial condition. Although we attempt to limit the number of vessels that will be out of service at any given time, this may not always be possible due to the number of vessels in our fleet, as we may underestimate the time required to drydock our vessels, or unanticipated problems may arise during drydocking. Currently, 11 of our vessels are over the age of 15 years and will therefore require more regular drydocking.

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

Adverse global economic conditions may negatively impact our business, financial condition, results of operations and cash flows in ways that we cannot predict. Adverse economic conditions may lead to a decline in our customers’ operations or ability to pay for our services, which could result in decreased demand for our vessels. There has historically been a strong link between the development of the world economy and the demand for energy, including liquefied gases. Global financial markets and economic conditions have been volatile in recent years and remain subject to significant vulnerabilities, including trade wars between the U.S. and China or others, the effects of volatile energy prices and continuing turmoil and hostilities in Russia, Ukraine, the Middle East, the Korean Peninsula, North Africa and other geographic areas. An extended period of adverse global economic conditions or a tightening of the credit markets could reduce the overall demand for liquefied gases and have a negative impact on us or our customers. Any of these or similar potential developments, or market perceptions concerning these and related issues, could affect our business, financial condition and operating results.

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

Our operations are subject to risks related to outbreaks of infectious diseases. Epidemics, pandemics or other health crises, similar to the prior outbreak of COVID-19, may negatively affect economic conditions or restrict the seaborne transportation of products, including LPG and petrochemical products.

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

We rely primarily on the cash flow generated from vessels that operate in the seaborne liquefied gas transportation business. Unlike some other shipping companies, which have vessels that carry drybulk, crude oil and oil products, we depend exclusively on the transport of LPG, petrochemicals and ammonia. Due to our lack of diversification, an adverse development in the international liquefied gas shipping industry would have a significantly greater impact on our business, financial condition and operating results than it would if we maintained a more diverse fleet of vessels.

If in the future our business activities involve countries, entities or individuals that are subject to restrictions imposed by the U.S. or other governments, we could be subject to enforcement action and our reputation and the market for our common stock could be adversely affected.

The tightening of U.S. sanctions in recent years has affected non-U.S. companies. In particular, sanctions against Iran have been significantly expanded. In 2012 the U.S. signed into law the Iran Threat Reduction and Syria Human Rights Act of 2012 (“TRA”), which placed further restrictions on the ability of non-U.S. companies to do business or trade with Iran and Syria. A major provision in the TRA is that issuers of securities must disclose to the U.S. Securities and Exchange Commission, or the “SEC,” in their annual and quarterly reports if the issuer or “any affiliate” has “knowingly” engaged in certain activities involving Iran during the timeframe covered by the report. This disclosure obligation is broad in scope in that it requires the reporting of activity that would not be considered a violation of U.S. sanctions as well as violative conduct and is not subject to a materiality threshold. The SEC publishes these disclosures on its website and the President of the United States must initiate an investigation in response to all disclosures. Recently, OFAC has increased sanctions on non-U.S. entities deemed to be facilitating Iran’s petroleum and petrochemical trade, which has led to a growing number of sanctions designations and penalties against shipping companies and vessels.

In addition to the sanctions against Iran, the U.S. also maintains sanctions that target other countries, entities and individuals. Although non-U.S. persons generally are not subject to these sanctions, they can be held liable if they engage in transactions completed in part in the United States or by U.S. persons (for example, by wiring an international payment that clears through a U.S. financial institution). In addition, the U.S. maintains certain indirect, or secondary, sanctions that provide authority for the imposition of U.S. sanctions on non-U.S. persons that engage in certain sanctionable conduct that need to be considered by non-U.S. companies. It should also be noted that other governments have implemented versions of U.S. sanctions. We believe that we are in compliance with all applicable sanctions and embargo laws and regulations imposed by the U.S., the United Nations and European Union countries and we intend to maintain such compliance. However, there can be no assurance that we will comply in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Violations of U.S. sanctions via transactions with a U.S. jurisdictional nexus can result in substantial civil or criminal penalties. A range of sanctions may be imposed on non-U.S. companies that engage in sanctionable activities within the scope of U.S. secondary sanctions, up to and including the blocking of any property subject to U.S. jurisdiction in which the sanctioned Company has an interest, which effectively results in a prohibition on transactions or dealings involving securities of the sanctioned Company or the sanctioned Company losing access to the U.S. financial system.

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
Failure to comply with the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act and other anti-bribery legislation in other jurisdictions could result in fines, criminal penalties, contract termination and an adverse effect on our business.

We operate in several countries throughout the world, including countries known to have a reputation for corruption. We are committed to doing business in accordance with applicable anti-corruption laws and have adopted a code of business conduct and ethics. We are subject, however, to the risk that we, our affiliated entities or our or their respective officers, directors, employees and agents may take actions determined to be in violation of anti-corruption laws, including the U.S. Foreign Corrupt Practices Act of 1977 and the U.K. Bribery Act 2010. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties, curtailment of operations in certain jurisdictions, and might adversely affect our business, operating results or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and could consume significant time and attention of our senior management.

We rely on our information systems to conduct our business, and failure to protect these systems against security breaches could disrupt our business and adversely affect our results of operations.

We rely on information technology systems and networks in our operations, and those of our third-party vendors, suppliers and other business partners, including processing, transmitting and storing electronic and financial information, communication with our vessels and the administration of our business. Information systems are vulnerable to security breaches by cyber terrorists and our operations could be targeted by individuals or groups seeking to sabotage or disrupt our information technology systems and networks, or to steal data. A successful cyber-attack could materially disrupt our operations, including the safety of our operations, or lead to unauthorized access, release or alteration of information on our systems or the systems of our service providers, vendors or customers. Any such attack or other breach of our information technology systems, or those of our third party service providers or customers, could have a material adverse effect on our business, operating results, financial condition, our reputation, or cash flows. In addition, the unavailability of the information systems or the failure of these systems to perform as anticipated including any failure in disaster recovery plans or data backups for us or our third-party technical managers for any reason could disrupt our business. We may be required to incur significant additional costs to remediate, modify or enhance our information technology systems or to try to prevent any such attacks.

The Russian invasion of Ukraine has been accompanied by cyber-attacks against the Ukrainian government and other countries in the region. It is possible that these attacks could have collateral effects on additional critical infrastructure and financial institutions globally, which could adversely affect our operations. Further, we or our customers or suppliers may be subject to retaliatory cyberattacks perpetrated by Russia, state-sponsored groups or other supporting groups in response to economic sanctions and other actions taken against Russia as a result of its invasion of Ukraine. It is difficult to assess the likelihood of such threat and any potential impact, but it could adversely affect our business, and financial condition.

Finally, certain cyber incidents, such as surveillance or reconnaissance, may remain undetected for an extended period. Our systems for protecting against cybersecurity risks may not be sufficient. As cyberattacks continue to evolve, including those leveraging artificial intelligence, we may be required to expend significant additional resources to continue to modify or enhance our protective measures or to investigate and remediate any vulnerabilities to cyberattacks. In addition, new laws and regulations governing data privacy, cybersecurity, and the unauthorized disclosure of confidential information pose increasingly complex compliance challenges and potentially elevate costs, and any failure to comply with these laws and regulations could result in significant penalties and legal liability.

Our business is subject to complex and evolving laws and regulations regarding privacy and data protection (“data protection laws”).

The regulatory environment relating to data privacy and protection is constantly evolving and can be subject to significant change. Laws and regulations governing data privacy and the unauthorized collection, processing or disclosure of personal information, including the European Union General Data Protection Regulation and a growing number of U.S. state laws and regulations such as the California Consumer Privacy Act, pose increasingly complex compliance challenges and potentially elevate our costs. Any failure, or perceived failure, by us to comply with applicable data protection laws could result in proceedings or actions against us by governmental entities or others, subject us to significant fines, penalties, judgments and negative publicity, require us to change our business practices, increase the costs and complexity of compliance, and adversely affect our business. As noted above, we are also subject to the possibility of cyber-attacks, which themselves may result in a violation of these laws. Finally, if we acquire a company that has violated or is not in compliance with applicable data protection laws, we may incur significant liabilities and penalties as a result.

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

A shortage of qualified officers or seafarers would make it more difficult to crew our vessels and increase our operating costs. If a shortage were to develop, it could impair our ability to operate and have an adverse effect on our business, financial condition and operating results.

Our liquefied gas carriers require technically skilled officers with specialized training. As the global liquefied gas carrier fleet and the liquefied natural gas, or “LNG,” carrier fleet grows, the demand for such technically skilled officers increases and could lead to a shortage of such personnel. If we or our crewing managers were to be unable to employ such technically skilled officers, including as a result of the invasion of Ukraine by Russia and government responses thereto, we or they would not be able to adequately staff our vessels and effectively train crews. The development of a shortage of technically skilled officers or an inability of us or our crewing managers to attract and retain such qualified officers could impair our ability to operate and increase the cost of crewing our vessels and, thus, materially adversely affect our business, financial condition and operating results. Please read “Item 4—Information on the Company—Business Overview—Crewing.”

Compliance with safety and other vessel requirements imposed by classification societies may be costly and could adversely affect our business, financial condition and operating results.

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations and in accordance with the country of registry of the vessel and the Safety of Life at Sea Convention (SOLAS). Our vessels are currently enrolled with either Lloyds Register or DNV.

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

Our receipt of newbuildings we may order or agree to purchase could be delayed because of many factors, including:
•quality or engineering problems;
•changes in governmental regulations or maritime self-regulatory organization standards;
•work stoppages or other labor disturbances at the shipyard;
•bankruptcy or other financial crisis of the shipbuilder;
•hostilities or political or economic disturbances in the locations where the vessels are being built;
•weather interference or catastrophic event, such as a major earthquake or fire;
•our requests for changes to the original vessel specifications;
•shortages of, or delays in the receipt of necessary construction materials, such as steel;
•our inability to obtain sufficient finance for the purchase of the vessels or to make timely payments; or
•our inability to obtain requisite permits or approvals.

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

The process of obtaining new charters is highly competitive, generally involves an intensive screening process and competitive bids, and often extends for several months or even years. Contracts are awarded based upon a variety of factors, including:
•the shipowner’s industry relationships, experience and reputation for customer service, quality operations and safety record;
•the competitiveness of the bid in terms of the vessel’s overall economics;
•the quality, experience and technical capability of the crew;
•the age, type, capability and versatility of our vessels; and
•the shipowner’s willingness to accept operational risks pursuant to the charter, such as allowing termination of the charter for force majeure events.

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

Our operations are affected by extensive and changing environmental protection laws and other regulations and international treaties and conventions, including those relating to equipping and operating vessels and vessel safety. These include the U.S. Oil Pollution Act of 1990, or “OPA 90,” the U.S. Clean Water Act, the U.S. Maritime Transportation Security Act of 2002 and regulations of the International Maritime Organization (“IMO”), including the International Convention on Civil Liability for Oil Pollution Damage of 1969, as from time to time amended and generally referred to as the "CLC", the IMO International Convention for the Prevention of Pollution from Ships of 1975, as from time to time amended and generally referred to as "MARPOL", the International Convention for the Prevention of Marine Pollution of 1973, the IMO International Convention for the Safety of Life at Sea of 1974, as from time to time amended and generally referred to as "SOLAS", the IMO International Convention on Load Lines of 1966, as from time to time amended, the International Management Code for the Safe Operation of Ships and for Pollution Prevention, or the “ISM Code,” the International Convention on Civil Liability for Bunker Oil Pollution Damage, generally referred to as the "Bunker Convention", and the European Union 2015 Regulation on the monitoring, reporting, and verification of carbon dioxide emissions from maritime transport. We have incurred, and expect to continue to incur, substantial expenses in complying with these laws and regulations, including expenses for vessel modifications and changes in operating procedures. Additional laws, regulations, treaties and conventions may be adopted that could limit our ability to do business or further increase costs, which could harm our business. In addition, failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of operations.

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

Due to concern over the risk of climate change, a number of countries and the IMO have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gases from vessel emissions. These regulatory measures may include, among others, adoption of cap and trade regimes, carbon taxes, increased energy efficiency standards and incentives or mandates for renewable energy. Additionally, laws and/or a treaty may be adopted in the future that includes restrictions on shipping emissions. Compliance with changes in laws and regulations relating to climate change could increase our costs of operating and maintaining our vessels, increase the cost of new builds, and could require us to make significant financial expenditures that we cannot predict with certainty at this time.

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
Over the past several years, changing weather patterns and climatic conditions have added to the unpredictability and frequency of natural disasters in certain parts of the world, including regions in which we operate or intend to operate, and have created additional uncertainty as to future weather trends and associated impacts. Our Ethylene Export Terminal is situated in Houston, Texas, along the northern coast of the Gulf of Mexico. Climate change is expected to have adverse physical impacts on this geographical region and necessary mitigation measures would therefore be required. There are a range of climatic events that could cause a significant impact on our Ethylene Export Terminal. For example, rising sea levels induced by thermal expansion and the continued melting of polar ice caps may halt operations in the long-term in the event of coastal erosion or severe local flooding. Extreme weather events, such as the hurricanes witnessed in 2020 and the ‘Texas freeze’ of February 2021 could become more frequent and/or of higher intensity. While there is a marginal degree of predictability, the dynamic and fast-moving nature of climate change will continue to present a significant operational and financial risk over the short- and long-term as more frequent disasters mean less time to prepare for and recover from each one. Further, we cannot predict whether or to what extent damage that may be caused by natural events, such as hurricanes, monsoons and other severe or catastrophic storms, will cause damage to our vessels and disruption to our operations and cause other adverse financial and operational impacts, including impacts on our customers. In particular, if one of the regions in which our vessels are operating is impacted by such a natural catastrophe in the future, it could have a material adverse effect on our business.

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

In February 2021, the Acting Chair of the SEC issued a statement directing the Division of Corporation Finance to enhance its focus on climate-related disclosure in public Company filings and in March 2021 the SEC announced the creation of a Climate and ESG Task Force in the Division of Enforcement (the “Task Force”). The Task Force’s goal is to develop initiatives to proactively identify ESG-related misconduct consistent with increased investor reliance on climate and ESG-related disclosure and investment. To implement the Task Force’s purpose, the SEC has taken several enforcement actions, with the first enforcement action taking place in May 2022, and has proposed new rules. On March 21, 2022, the SEC proposed rules that will require all public companies to include extensive climate-related information in their SEC filings. On May 25, 2022, the SEC proposed a second set of rules aiming to curb the practice of “greenwashing” (i.e., making false or misleading claims about one’s ESG efforts) and other deceptive or misleading marketing practices by U.S. investment funds, which was subsequently adopted in September 2023.Regulatory initiatives to impose climate and ESG-reporting requirements are also occurring at the state and international levels.

On March 6, 2024, the SEC adopted a long-awaited final rule, The Enhancement and Standardization of Climate-Related Disclosures for Investors, which will require registrants, including foreign private issuers (“FPIs”), to disclose extensive climate-related information in their registration statements and periodic reports (the “Final Rule”). The Final Rule is intended to facilitate the disclosure of “complete and decision-useful information about the impacts of climate-related risks on registrants” and to improve “the consistency, comparability, and reliability of climate-related information for investors.

The IMO’s Marine Environment Protection Committee (“MEPC”) has adopted amendments to Annex VI which impose new regulations to reduce greenhouse gas emissions from ships. These amendments introduce requirements to assess and measure the energy efficiency of all ships and set the required attainment values, with the goal of reducing the carbon intensity of international shipping. To achieve a 40% reduction in carbon emissions by 2023 compared to 2008, shipping companies are required to include: (i) a technical requirement to reduce carbon intensity based on a new Energy Efficiency Existing Ship Index (“EEXI”), and (ii) operational carbon intensity reduction requirements, based on a new operational carbon intensity indicator (“CII”). The EEXI is required to be calculated for ships of 400 gross tonnage and above. The IMO and MEPC will calculated “required” EEXI levels based on the vessel’s technical design, such as vessel type, date of creation, size and baseline.

Additionally, an “attained” EEXI will be calculated to determine the actual energy efficiency of the vessel. A vessel’s attained EEXI must be less than the vessel’s required EEXI. Non-compliant vessels will have to upgrade their engine to continue to operate. With respect to the CII, the draft amendments would require ships of 5,000 gross tonnage to document and verify their actual annual operational CII achieved against a determined required annual operational CII. The vessel’s attained CII must be lower than its required CII. Vessels that continually receive subpar CII ratings will be required to submit corrective action plans to ensure compliance. MEPC also adopted amendments to MARPOL Annex VI, Appendix IX to include the attained and required CII values, the CII rating and attained EEXI for existing ships in the required information to be submitted to the IMO Ship Fuel Oil Consumption Database. The amendments will enter into force on May 1, 2024.

Additionally, MEPC adopted amendments requiring that, on or before January 1, 2023, all ships above 400 gross tonnage must have an approved Ship Energy Efficiency Plan (“SEEMP”) on board. For ships above 5,000 gross tonnage, the SEEMP needs to include certain mandatory content. MEPC also adopted amendments to MARPOL Annex I to prohibit the use and carriage for use as fuel of heavy fuel oil by ships in Arctic waters on and after July 1, 2024.

Further, at its meeting in July 2023, the IMO adopted the 2023 Strategy on Reduction of GHG Emissions from Ships, which includes an acceleration of the timeline for meeting zero-emission targets from 2100 to 2050 and calls for the MEPC to agree upon and finalize a basket of mid-term GHG reduction measures by 2025 should be finalized and agreed by the Committee by 2025.

The increased focus and activism related to ESG and similar matters may hinder access to capital, as investors and lenders may decide to reallocate capital or not to commit capital as a result of their assessment of a company’s ESG practices. Companies that do not adapt to or comply with investor, lender or other industry shareholder expectations and standards, which are evolving, or which are perceived to have not responded appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, may suffer from reputational damage and the business, financial condition or share price of such a company could be materially and adversely affected. Further, in recent years some in the investment community have promoted the divestment of fossil fuel equities and pressured lenders to cease or limit funding to companies engaged in the fossil fuel industry. Such initiatives aimed at decarbonization and limiting climate change could ultimately interfere with our business activities and operations and our access to capital. In addition to such initiatives, ESG matters more generally have been the subject of increased focus by investors, investment funds and other market and industry participants, as well as certain regulators, including in the U.S. and the EU.

We align our corporate social responsibility ("CSR") activities around certain of the Sustainable Developments Goals ("SDGs") established by the United Nations. The SDGs cover a range of issues ranging from fulfilling basic human needs by eliminating poverty and hunger to responsible procurement and climate action. We publish an annual CSR Report. Our disclosures on ESG matters, a failure to meet goals we establish or evolving stakeholder expectations for ESG practices and reporting may potentially harm our reputation and impact access to capital, customer or investor relationships, and employee retention. For example, some investors may use third-party benchmarks or scores to measure a company’s ESG practices in making investment decisions and customers and suppliers may evaluate our ESG practices or require that we adopt certain ESG policies as a condition of awarding contracts. As ESG best-practices and reporting standards continue to develop, our costs related to ESG monitoring and reporting and complying with ESG initiatives may increase. In addition, it may be difficult or expensive for us to comply with any ESG-linked contracting policies adopted by customers and suppliers. Increased scrutiny from stakeholders and others regarding our ESG practices and reporting responsibilities could result in additional costs or risks and adversely impact our business and reputation.

In addition, commitments made by us, or our customers to reduce emissions, or decarbonize, may require us to upgrade or retrofit our vessels. As a result, we may be required to take our vessels out of service for extended periods of time, with corresponding losses of revenues. Market conditions may not justify these expenditures or enable us to operate our vessels profitably.

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

The operation of an ocean-going vessel carries inherent risks. Our vessels and their cargoes and the LPG and petrochemical production and terminal facilities that we service are at risk of being damaged or lost because of events such as:

•marine disasters;
•human error;

•natural disasters and weather such as storms, flooding, and hurricanes;
•business interruption caused by mechanical failures;
•grounding, capsizing, fire, explosions, and collisions;
•war, terrorism, piracy on ocean-going vessels, cyber-attack;

•damage as a result of the foregoing or less drastic causes such as human error, cargo contamination, mechanical failure, grounding, fire, explosions and bad weather;
•environmental accidents as a result of the foregoing;
•risks to the onboard vessel management personnel as a result of the foregoing; and
•business interruptions and delivery delays caused by mechanical failure, human error, war, terrorism, political action in various countries, labor strikes or adverse weather conditions.

An accident involving any of our vessels could result in any of the following:
•death or injury to persons, loss of property, or damage to the environment and natural resources;
•higher than anticipated expenses, liabilities, or costs to recover any spilled cargo and to restore the ecosystem where the spill occurred;
•governmental fines, penalties, or restrictions on conducting business;
•higher insurance rates;
•loss of revenues; and
•damage to our reputation and customer relationships generally.

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

The total loss or damage of any of our vessels or cargoes could harm our reputation as a safe and reliable vessel owner and operator. If we are unable to adequately maintain or safeguard our vessels, we may be unable to prevent any such damage, costs, or loss. Any of these circumstances, events or conditions could have material adverse impact on our business, financial condition and operating results.

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

We carry insurance to protect us against most of the accident-related risks involved in the conduct of our business, including marine hull and machinery insurance, protection and indemnity insurance, which includes pollution risks, crew insurance and war risk insurance. We may not be able to adequately insure against all risks, and any particular claim may not be paid by insurance. None of our vessels are insured against loss of revenues resulting from vessel offhire time. In addition, as a member of protection and indemnity associations, we may be required to make additional payments over and above budgeted premiums if members’ claims exceed association reserves.
We may be unable to procure adequate insurance coverage at commercially reasonable rates in the future during adverse market conditions. Changes in the insurance markets attributable to war, terrorist attacks, or piracy may also make certain types of insurance more expensive or more difficult to obtain. In addition, the insurance may be voidable by the insurers as a result of certain actions, such as vessels failing to maintain certification with applicable maritime self-regulatory organizations. Any uninsured or under insured loss could have a material adverse effect on our business, financial condition and operating results.

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

The secured term loan facilities and revolving credit facilities and unsecured bonds impose, and any future debt facility may impose, operating and financial restrictions on us. The restrictions in the existing secured term loan facilities and revolving credit facilities and the unsecured bonds may limit our ability to, among other things:
•pay dividends out of operating revenues generated by the vessels securing indebtedness under the facility, redeem or repurchase any of our shares or pay dividends or make any other payment to our equity holders, if there is a default under any secured term loan facility, revolving credit facility or secured term loan and revolving credit facility;
•incur additional indebtedness, including through the issuance of guarantees;
•create liens on our assets;
•sell our vessels;
•merge or consolidate with, or transfer all or substantially all our assets to, another person;
•change the flag, class or management of our vessels; and
•enter into a new line of business.

The secured term loan facilities and revolving credit facilities require us to maintain various financial ratios. These include requirements that we maintain minimum liquidity levels and maintain specified maximum ratios of net debt to total capitalization. Under our secured term loan facilities, if at any time the aggregate fair market value of (i) the vessels subject to a mortgage in favor of our lenders and (ii) the value of any additional collateral we grant to the lenders is less than 125% to 135%, as applicable, of the outstanding principal amount under the secured term loan facilities and any commitments to borrow additional funds, our lenders may require us to provide additional collateral. See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Secured Term Loan Facilities and Revolving Credit Facilities”, and “2020 Senior Unsecured Bonds” The failure to comply with such covenants would likely cause an event of default that could materially adversely affect our business, financial condition and operating results.

In addition, our wholly-owned subsidiary, Navigator Ethylene Terminals LLC is the borrower under our Terminal Facility (as defined in “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Terminal Facility”), can only pay dividends to us if it satisfies certain customary conditions to paying a dividend, including maintaining a debt service coverage ratio of not less than 1.20 to 1.00 and no default or event of default has occurred or is continuing. The Terminal Facility also limits our subsidiary, Navigator Ethylene Terminals LLC from, among other things, incurring indebtedness or entering into acquisitions and divestitures. The Terminal Facility also contains general covenants that will require Navigator Ethylene Terminals LLC to vote its interest in the Export Terminal Joint Venture to cause the Export Terminal Joint Venture to maintain adequate insurance coverage and maintain its property (but only to the extent Navigator Ethylene Terminals LLC has the power under the organizational documents of the Export Terminal Joint Venture to cause such actions). Further, the loans under the Terminal Facility are secured by first priority liens on the rights to Navigator Ethylene Terminals LLC’s distributions from the Export Terminal Joint Venture and our equity interests in the Marine Terminal Borrower (as defined below).

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

Loans under the secured term loan facilities and the Terminal Facility are subject to quarterly repayments. If at such time we have not generated sufficient cash flows, any such repayments, together with a reduced ability to borrow, could have a material adverse effect on our business, financial condition and operating results.

Our consolidated variable interest entity may enter into different financing arrangements, which could adversely affect our financial results.

In October 2019, we entered into a sale and leaseback transaction with respect to one of our vessels, Navigator Aurora¸ with a lessor, OCY Aurora Ltd, which is a special purpose vehicle (“SPV”) and wholly owned subsidiary of Ocean Yield Malta Limited. The SPV was determined to be a variable interest entity (“VIE”). We are deemed to be the primary beneficiary of the VIE, and, as a result, we are required by U.S. GAAP to consolidate the SPV into our results. Although consolidated into our results, we have no control over the funding arrangements negotiated by the SPV, such as interest rates, maturity and repayment profiles. In consolidating the SPV, we must make certain assumptions regarding the debt amortization profile and the interest rate to be applied against the SPV’s debt principal. For additional information, refer to "Note 8. Variable Interest Entities " to our consolidated financial statements. For a description of our current financing arrangements including those of the VIE, please read “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources.” The funding arrangements negotiated by the VIE could adversely affect our financial results.

Interest rate increases affect the interest rates under our credit facilities, which adversely affects our operating results.

Amounts borrowed under our existing credit facilities bear interest at an annual rate ranging from 1.90% to 2.76% above the Secured Overnight Financing Rate (“SOFR”) and loans under our Terminal Facility bear interest at an annual rate of 2.75% to 3.00% above SOFR. SOFR rates have increased in recent years which has affected the amount of interest payable on amounts that we borrow under our credit facilities, and may increase further, which could have an adverse effect on our operating results.

During 2023, we refinanced certain of our credit facilities and in connection therewith, also amended the reference rates in those credit facilities from LIBOR to SOFR. The effects of switching the reference rates in our other indebtedness from LIBOR to SOFR could include an increase in the cost of our variable rate indebtedness and obligations, which could adversely affect our results of operations and ability to service our applicable indebtedness and financial lease obligations or pay dividends to our shareholders.

The derivative contracts we have or may enter into to hedge our exposure to fluctuations in interest rates could result in higher than market interest rates and reductions in our shareholders’ equity, as well as charges against our income.

We have entered into floating-to-fixed interest rate swaps and we may enter into further swaps for the purposes of managing our exposure to fluctuations in interest rates and foreign exchange rates applicable to indebtedness under our secured term loan facilities and revolving credit facility which were advanced at floating rates based on SOFR or LIBOR. However, our hedging strategies may not be effective and we may incur substantial losses if interest rates move materially differently from our expectations.

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

Our continuing ability to finance and refinance our debts and the availability and access to the debt and equity capital markets.

The Company is reliant on our continuing ability to finance and refinance our debts and the availability and access to the debt and equity capital markets. In the event that the Company is unable to secure financing or refinancing in a timely manner it could adversely affect our business, financial condition and operating results.

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

We are a holding company, and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations and pay dividends to our shareholders.

We are a holding company and our subsidiaries conduct all of our operations and own all of our operating assets. We have no significant assets other than the equity interests in our subsidiaries. As a result, our ability to satisfy our financial obligations and pay dividends to our shareholders depends on our subsidiaries and their ability to distribute funds to us. The ability of a subsidiary to make these distributions could be affected by a claim or other action by a third-party, including a creditor, or by the Republic of the Marshall Islands law, which regulates the payment of dividends by entities formed thereunder.

In addition, under the secured term loan facilities, Navigator Gas L.L.C., our wholly-owned subsidiary, our vessel-owning subsidiaries that are parties to the secured term loan facilities and revolving credit facilities and our Navigator Greater Bay Joint Venture may not make distributions to us out of operating revenues from vessels securing indebtedness thereunder, redeem any shares or make any other payment to our shareholders if an event of default has occurred and is continuing. Please read “Item 5—Operating and Financial Review and Prospects—

Liquidity and Capital Resources—Secured Term Loan Facilities and Revolving Credit Facilities”. Further, Navigator Ethylene Terminals LLC, our wholly-owned subsidiary and the borrower under our Terminal Facility, can only pay dividends to us if it satisfies certain customary conditions, including maintaining a debt service coverage ratio (as defined) of not less than 1.20 to 1.00 and no default or event of default has occurred and is continuing.

The inability of our subsidiaries to make distributions to us would have an adverse effect on our business, financial condition and operating results.

Risks Relating to Our Common Stock

We may issue additional equity securities without your approval, which would dilute your ownership interests.

We may issue additional shares of common stock or other equity or equity-linked securities without the approval of our shareholders, subject to certain limited approval requirements of the NYSE. In particular, we may finance all or a portion of the acquisition price of future vessels, including newbuildings, that we agree to purchase through the issuance of additional shares of common stock. Our amended and restated articles of incorporation, which became effective on November 5, 2013, authorize us to issue up to 400,000,000 shares of common stock, of which 73,208,586 shares were outstanding as of December 31, 2023. We have repurchased and canceled 33,064 shares between December 31, 2023 and March 27, 2024, resulting in 73,175,552 shares outstanding as of March 27, 2024. The issuance by us of additional shares of common stock or other equity or equity-linked securities of equal or senior rank will have the following effects:
•our shareholders’ proportionate ownership interest in us will decrease;
•the relative voting strength of each previously outstanding share may be diminished; and
•the market price of the common stock may decline.

Future sales of our common stock could cause the market price of our common stock to decline.

Sales of a substantial number of our shares of common stock in the public market, or the perception that these sales could occur, may depress the market price for our common stock. These sales could also impair our ability to raise additional capital through the sale of our equity securities in the future. BW Group and Ultranav International ApS, a wholly owned subsidiary of Naviera Ultranav Dos Limitada (“Ultranav”), our principal shareholders, owned 29.9% and 29.0% of our common stock respectively, as of March 27, 2024. In the future, BW Group or Ultranav may elect to sell large numbers of shares which may adversely affect the market price of our common stock.

BW Group and an affiliate of Ultranav, collectively, own an aggregate of approximately 58.9% of our common stock. Each may exert considerable influence on, and together they could control, actions requiring a shareholder vote, including any proposed business combination, potentially in a manner at a time, at a price or on other terms and conditions that our other shareholders do not otherwise support or is undesirable, and they could acquire additional shares of our common stock, further reducing liquidity in the market for our common stock.

BW Group and Ultranav, collectively, own an aggregate of approximately 58.9% of our common stock (approximately 29.9% and 29.0% respectively, as of March 27, 2024). Accordingly, individually, such shareholders may exert considerable influence on actions requiring a shareholder vote and, collectively, they could control all or nearly all such actions. The interests of these principal shareholders may be different from your interests. They may vote in favor of, for instance, a proposed business combination (or in favor of any corporate action requiring a shareholder vote) potentially in a manner, at a time, at a price, or on other terms and conditions that our other shareholders do not otherwise support or are undesirable. Further, while we are not aware of any agreement or intention of BW Group and Ultranav to vote together on the shares of our common stock owned by them on any matter on which our shareholders are entitled to vote, there is no assurance that such agreement or intention will not be reached in the future (in which case, their combined voting power would enable them to control all or nearly all such matters). We have entered into an investor rights agreement with each of BW Group and Ultranav, which provides, among other things, each of BW Group and Ultranav with the right to designate two members of the board of directors of Navigator (provided that they maintain certain ownership levels in us) and with certain registration rights and informational rights.

If either BW Group or Ultranav were to acquire additional shares of our common stock, it would further reduce liquidity in the market for our common stock, as well as further increase their respective influence and their collective control.

We declared two quarterly dividends during the year ended December 31, 2023 but we can give no assurance that dividends will be paid in the future in any amount or at all.

We declared our first and our second cash dividend to the holders of our common stock for the second quarter of 2023 and the third quarter of 2023, respectively. We are not required to pay a dividend and any determination to pay dividends and the timing and amount of any such dividend in the future will be at the discretion of our board of directors and will depend on, among other things, business conditions, our financial condition and results of operations, liquidity, profits, capital expenditures and commitments, market prospects, investment opportunities, the provisions of Marshall Islands law affecting the payment of dividends to shareholders, and the terms and restrictions of our existing and future credit facilities, other debt agreements and other contractual restrictions. Holders of our common stock are entitled to receive only such dividends as our board of directors may declare out of funds legally available for such payments. The Republic of Marshall Islands laws generally prohibit the payment of dividends other than from surplus or while a company is insolvent or would be rendered insolvent by the payment of such a dividend. We may not have sufficient surplus in the future to pay dividends to our common stockholders and our subsidiaries may not have sufficient funds or surplus to make distributions to us.

The shipping industry is highly volatile, and we cannot predict with certainty the amount of cash, if any, that will be available for distribution as dividends to our common stockholders in any period. Also, there may be a high degree of variability from period to period in the amount of cash that is available for the payment of dividends to our common stockholders.

We may incur expenses or liabilities or be subject to other circumstances in the future that reduce or eliminate the amount of cash that we have available for distribution as dividends to our common stockholders, including as a result of the risks described in this annual report. Our growth strategy contemplates that we will primarily finance potential acquisitions of additional vessels through debt financings or the net proceeds. If financing is not available to us on acceptable terms, our board of directors may determine to finance or refinance acquisitions with cash from operations, which would reduce the amount of any cash available for the payment of dividends to our common stockholders.

We can give no assurance that dividends will be paid in the future in any amount or at all.

The obligations of being and remaining a public company require significant resources and management attention.

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

In the future, we would lose our foreign private issuer status if a majority of our shareholders, directors or management are U.S. citizens or residents and we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC which are more detailed and extensive than the forms used by a foreign private issuer. For example, the annual report on Form 10-K requires domestic issuers to disclose executive compensation information on an individual basis with specific disclosure regarding the domestic compensation philosophy, objectives, annual total compensation (base salary, bonus, equity compensation) and potential payments in connection with change in control, retirement, death or disability, while the annual report on Form 20-F, including this annual report, permits foreign private issuers to disclose compensation information on an aggregate basis. We would also have to comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders would become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. We may also be required to modify certain of our policies or lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers.

As a Marshall Islands corporation our operations may be subject to economic substance requirements.

The Council of the European Union, or the "Council", routinely publishes a list of non-cooperative jurisdictions for tax purposes, which includes countries that the Council believes need to improve their legal framework and to work towards compliance with international standards in taxation. On February 14, 2023, the Republic of the Marshall Islands, among others, was placed by the E.U. on the list of non-cooperative jurisdictions for lacking in the enforcement of economic substance requirements, and was removed in October, 2023. E.U. member states have agreed upon a set of measures that they can choose to apply against listed countries, including, inter alia, increased monitoring and audits, withholding taxes and non-deductibility of costs, and although we are not currently aware of any such measures being adopted they can be adopted by one or more E.U. members states in the future. E.U. legislation prohibits E.U. funds from being channeled or transited through entities in non-cooperative jurisdictions.

We are a Marshall Islands corporation with our principal office in London. Several of our subsidiaries are organized in the Republic of the Marshall Islands and Liberia. The Marshall Islands has enacted economic substance regulations with which we are obligated to comply. The Marshall Islands economic substance regulations require certain Marshall Islands entities that are not otherwise tax resident outside of the Marshall Islands that carry out particular activities to comply with a three-part economic substance test whereby each of those entities must show that it (i) is directed and managed in the Marshall Islands in relation to that relevant activity, (ii) carries out core income-generating activity in relation to that relevant activity in the Marshall Islands

(although it is being understood and acknowledged by the regulators that income-generating activities for shipping companies will generally occur in international waters) and (iii) having regard to the level of relevant activity carried out in the Marshall Islands has (a) an adequate amount of expenditures in the Marshall Islands, (b) adequate physical presence in the Marshall Islands and (c) an adequate number of qualified employees in the Marshall Islands. If we fail to comply with our obligations under such legislation or any similar law applicable to us in any other jurisdictions, we could be subject to financial penalties and disclosure of information to foreign tax officials, or could be struck from the register of companies, in related jurisdictions. Any of the foregoing could be disruptive to our business and could have a material adverse effect on our business, financial conditions and operating results.

We do not know (i) whether the Marshall Islands or Liberia will be added to the list of non-cooperative jurisdictions, and, if so, how quickly they would be removed, (ii) how quickly the E.U. would react to any changes in legislation of the relevant jurisdictions, or (iii) how E.U. member states, E.U. banks or other counterparties will react while we or any of our subsidiaries remain as entities organized and existing under the laws of listed countries. The effect of the E.U. list of non-cooperative jurisdictions, and any noncompliance by us with any legislation adopted by applicable countries to achieve removal from the list, including economic substance regulations, could have a material adverse effect on our business, financial conditions and operating results.

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

There is substantial doubt that the courts of the Republic of the Marshall Islands would (1) enter judgments in original actions brought in those courts predicated on U.S. federal or state securities laws; or (2) recognize or enforce against us or any of our officers, directors or experts, judgments of courts of the United States predicated on U.S. federal or state securities laws. The Republic of the Marshall Islands does not have a general bankruptcy statute or general statutory mechanism for insolvency proceedings.

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

We and our subsidiaries are subject to tax in the jurisdictions in which we or our subsidiaries are organized or operate. In computing our tax obligations in these jurisdictions, we are required to consider various tax accounting and reporting positions on matters that are not entirely free from doubt and for which we have not received rulings from the governing authorities. Upon review of these positions, the applicable authorities may disagree with our positions. A successful challenge by a tax authority could result in additional tax being imposed on us or our subsidiaries. In addition, changes in our operations or ownership could result in additional tax being imposed on us or our subsidiaries in jurisdictions in which operations are conducted, or deemed to be conducted, which could adversely impact our business and financial results.

Moreover, tax laws, regulations and administrative practices in the jurisdictions in which we or our subsidiaries are organized or operate may be subject to significant change. For example, the United States enacted the Inflation Reduction Act (the “IRA”) on August 16, 2022. The IRA imposes, among other things, a 15% corporate alternative minimum tax on the adjusted financial statement income of certain taxpayers and a 1% excise tax on certain corporate stock repurchases occurring after December 31, 2023. We believe the changes under the IRA have no immediate effect on us and do not expect them to have an adverse effect on our operations going forward, but we continue to analyze the IRA and will monitor guidance to be issued by the U.S. Department of the Treasury.

U.S. tax authorities could treat us as a “passive foreign investment company,” which could have adverse U.S. federal income tax consequences to U.S. shareholders.

A non-U.S. entity treated as a corporation for U.S. federal income tax purposes will be treated as a “passive foreign investment company,” or “PFIC,” for U.S. federal income tax purposes for any taxable year in which at least 75% of its gross income consists of “passive income” or at least 50% of the average value of its assets produce, or are held for the production of, “passive income.” For purposes of these tests, “passive income” includes dividends, interest, gains from the sale or exchange of investment property, and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income.” U.S. shareholders of a foreign corporation that is treated as a PFIC for any taxable year during their holding period are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC, and the gain, if any, they derive from the sale or other disposition of their interests in the PFIC.

Based on our current and projected method of operation we believe that we were not a PFIC for any prior taxable year, and we expect that we will not be treated as a PFIC for the current or any future taxable year. We believe that more than 25% of our gross income for each taxable year was or will be non-passive income, and more than 50% of the average value of our assets for each such year was or will be held for the production of such non-passive income. This belief is based on certain valuations and projections regarding our assets and income, and its validity is conditioned on the accuracy of such valuations and projections. While we believe such valuations and projections to be accurate, the shipping market is volatile and no assurances can be given that our assumptions and conclusions will continue to be accurate at any time in the future.

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

Under the Code, “U.S. source gross transportation income” (as defined below) is generally subject to a 4% U.S. federal income tax without allowance for deductions, unless an exemption from tax applies under a tax treaty or Section 883 of the Code and the Treasury Regulations promulgated thereunder. U.S. source gross transportation income consists of 50% of the gross shipping income of a vessel owning or chartering corporation, such as ourselves, that is attributable to transportation that either begins or ends, but that does not both begin and end, in the United States.

If a non-U.S. corporation satisfies the requirements of Section 883 of the Code and the Treasury Regulations thereunder, it will not be subject to the 4% U.S. federal income tax referenced above on its U.S. source gross transportation income. The Section 883 exemption does not apply to income attributable to transportation that both begins and ends in the United States.

We believe that with respect to the operation of our vessels, we satisfied the requirements to qualify for an exemption from U.S. tax on our U.S. source gross transportation income imposed by Section 883 of the Code for 2023, we expect that we will be able to satisfy those requirements for 2024 and future taxable years, and we expect to take this position for U.S. federal income tax reporting purposes. However there are factual circumstances, some of which are beyond our control, that could cause us to lose the benefit of this exemption. As a result, there can be no assurance that we will qualify for this exemption for the current or any future year. If we fail to qualify for this exemption in any taxable year, U.S. source gross transportation income earned by us and our subsidiaries will generally be subject to a 4% U.S. federal income tax and would adversely impact our business and financial results. For a more detailed discussion of Section 883 of the Code, the rules relating to exemptions under Section 883 and our ability to qualify for an exemption, please read “Item 4—Information on the Company—Business Overview—Taxation of the Company—U.S. Taxation”.

In addition to our U.S. source gross transportation income, we expect to generate U.S. taxable income as a result of the operations of our Ethylene Export Terminal in the U.S. Gulf. Our U.S. subsidiary that owns our interest in the Ethylene Export Terminal generally will be subject to U.S. federal income tax (generally at a rate of 21%) on its 50% share of any net income from the Ethylene Export Terminal, and U.S. withholding tax rules will apply to dividends paid by such U.S. subsidiary to its shareholder.

Item 4.	Information on the Company

A.	History and Development of the Company
General

Navigator Holdings Ltd., which is also commercially known as Navigator Gas, was formed in 1997 as an Isle of Man public limited company for the original purpose of building and operating a fleet of five semi-refrigerated, ethylene-capable liquefied gas carriers. In March 2008, we redomiciled as a corporation in the Republic of the Marshall Islands and we maintain our principal executive offices at 10 Bressenden Place, London, SW1E 5DH, United Kingdom. Our telephone number at that address is +44 20 7340 4850. Our agent for service of process in the United States is CT Corporation System and its address is 28 Liberty Street, New York, New York 10005.

In November 2013, we completed our initial public offering of 13,800,000 shares of our common stock, comprising 9,030,000 new shares of common stock and certain selling shareholders offered 4,770,000 shares of common stock.

In August 2021, we issued 21,202,671 shares of our common stock to Naviera Ultranav Limitada as consideration for the acquisition of the fleet and businesses of Ultragas ApS (“Ultragas” and such transaction, the “Ultragas Transaction”). As of December 31, 2023, we had 73,208,586 shares of our common stock outstanding. Please see “Item 7—Major Shareholders and Related Party Transactions.”

Our capital expenditures, comprising vessel acquisition, vessel drydockings and ballast water treatment systems (“BWTS”) for our vessels amounted to $204.4 million, $63.3 million and $23.1 million for the years ended December 31, 2023, 2022, and 2021, respectively.

The total capital contributions required from us to the Export Terminal Joint Venture for our share of the construction cost of the Terminal Expansion Project are expected to be approximately $130 million, of which we had made capital contributions of $35 million as of December 31, 2023. Our capital contributions for our share of the construction cost of the Terminal Expansion Project began in the second quarter of 2023 and are expected to end in the fourth quarter of 2024. We expect to fund such capital contributions using a combination of cash on hand, distributions from the Export Terminal Joint Venture during the course of the expansion and additional debt financing.

Our shares of common stock are traded on the New York Stock Exchange under the ticker symbol “NVGS.”

A copy of this Annual Report on Form 20-F can be obtained, free of charge, on our website at www.navigatorgas.com, or by writing to our principal executive office. The SEC maintains a website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov. Information contained on any website referenced in this Annual Report on Form 20-F is not incorporated by reference herein.

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

We own a 50% share in an Ethylene Export Terminal at Morgan’s Point, Texas on the Houston Ship Channel through our Export Terminal Joint Venture. Our Ethylene Export Terminal, which includes an ethylene cryogenic storage tank with a capacity of 30,000 tons, has the capacity to export approximately one million tons of ethylene per year and is capable of loading ethylene-capable gas carriers at rates of 1,000 tons per hour. The Ethylene Export Terminal entered into four take or pay offtake agreements, which had initial minimum terms of five years with aggregate minimum throughput commitments of 938,000 tons of ethylene annually, or 94.0% of the terminal’s nameplate capacity.

We, together with Enterprise Products Partners L.P, our joint venture partner, agreed to participate in a capital project under our Export Terminal Joint Venture (the "Terminal Expansion Project"), which is expected to increase the export capacity from approximately one million tons per year to at least 1.55 million tons per year. Long lead items have been ordered, groundwork is progressing with irrigation and electricity preparations underway, and construction is expected to occur throughout 2024 with completion anticipated in the fourth quarter of 2024. The total capital contributions required from us to the Export Terminal Joint Venture for the Terminal Expansion Project are expected to be approximately $130 million which the Company expects to finance using existing cash resources, distributions from the Export Terminal Joint Venture during the course of the expansion and additional debt.

On September 30, 2022, the Company entered into the Navigator Greater Bay Joint Venture with Greater Bay Gas for the purpose of acquiring a total of five ethylene vessels. The Navigator Greater Bay Joint Venture is owned 60% by the Company and 40% by Greater Bay Gas and is fully consolidated. The Navigator Greater Bay Joint Venture completed the acquisition of two 17,000 cbm, 2018-built ethylene capable liquefied gas carriers, Navigator Luna and Navigator Solar and three 22,000 cbm, 2019-built ethylene capable liquefied gas carriers, Navigator Caster, Navigator Equator and Navigator Vega . All five vessels are currently commercially managed by the in-house Luna Pool and are technically managed by the third party, PG Shipmanagement based in Singapore.

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

Corporate Governance

The organization has changed shape over the last two years, and a focus has been placed on improving Board independence and diversifying our Board composition. This includes forming an ESG board sub-committee to provide overall oversight over the implementation of the Company’s ESG initiatives and achieving greater diversity on our board.

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

Commercial

We intend to maintain our market-leading position in the transportation of LPG, petrochemicals and ammonia, and to work towards capturing growth in emerging supply chains and markets. Potential synergies exist in creating a closer link between our floating assets and our terminal, providing an integrated solution to our clients, and opening additional revenue streams. We will place ourselves firmly on the path towards decarbonizing our operations. By collaborating with our clients and partners we aim to facilitate a green supply chain, positively impacting both the environment and society around us.

Financing

We seek to maintain a strong balance sheet by managing our current leverage and, in the future, by financing our growth with a balanced mix of cash, bank, bond and other financings, and equity.

Our Fleet
The following table lists our vessels as of March 27, 2024:

Operating Vessel	Year Built	Vessel Size (cbm)	Employment Status	Current Cargo	Time Charter Expiration Date
Ethylene/ethane capable semi-refrigerated midsize
Navigator Aurora	2016	37,300	Time Charter	Ethane	December 2026
Navigator Eclipse	2016	37,300	Time Charter	Ethane	March 2026
Navigator Nova	2017	37,300	Time Charter	Ethane	September 2026
Navigator Prominence	2017	37,300	Time Charter	Ethane	March 2025

Ethylene/ethane capable semi-refrigerated handysize
Navigator Pluto*	2000	22,085	Spot Market	Ethane	—
Navigator Saturn*	2000	22,085	Time Charter	Ethane	June 2024
Navigator Venus*	2000	22,085	Spot Market	Ethane	—
Navigator Atlas*	2014	21,000	Time Charter	Ethane	May 2024
Navigator Europa*	2014	21,000	Time Charter	Ethane	December 2024
Navigator Oberon*	2014	21,000	Spot Market	Ethane	—
Navigator Triton*	2015	21,000	Spot Market	Ethane	—
Navigator Umbrio*	2015	21,000	Time Charter	Ethane	January 2025
Navigator Luna*	2018	17,000	Spot Market	Ethylene	—
Navigator Solar*	2018	17,000	Spot Market	Ethylene	—
Navigator Castor*	2019	22,000	Spot Market	Ethylene	—
Navigator Equator*	2019	22,000	Time Charter	Ethane	June 2024
Navigator Vega*	2019	22000	Time Charter	Ethylene	April 2024

Ethylene/ethane capable semi-refrigerated smaller size
Happy Condor**	2008	9,000	Unigas Pool	—	—
Happy Pelican**	2012	6,800	Unigas Pool	—	—
Happy Penguin**	2013	6,800	Unigas Pool	—	—
Happy Kestrel**	2013	12,000	Unigas Pool	—	—
Happy Osprey**	2013	12,000	Unigas Pool	—	—
Happy Peregrine**	2014	12,000	Unigas Pool	—	—
Happy Albatross**	2015	12,000	Unigas Pool	—	—
Happy Avocet**	2017	12,000	Unigas Pool	—	—

Semi-refrigerated handysize
Navigator Aries	2008	20,750	Time Charter	LPG	July 2024
Navigator Capricorn	2008	20,750	Time Charter	LPG	October 2024
Navigator Gemini	2009	20,750	—	—	—
Navigator Pegasus	2009	22,200	Spot Market	Propylene	—
Navigator Phoenix	2009	22,200	Time Charter	Ammonia	September 2024
Navigator Scorpio	2009	20,750	Time Charter	LPG	January 2026
Navigator Taurus	2009	20,750	Time Charter	Ammonia	June 2024
Navigator Virgo	2009	20,750	Time Charter	LPG	April 2024
Navigator Leo	2011	20,600	Time Charter	LPG	December 2024
Navigator Libra	2012	20,600	Time Charter	LPG	March 2025
Atlantic Gas	2014	22,000	Time Charter	LPG	December 2024
Adriatic Gas	2015	22,000	Time Charter	LPG	May 2024

Operating Vessel	Year Built	Vessel Size (cbm)	Employment Status	Current Cargo	Time Charter Expiration Date
Balearic Gas	2015	22,000	Spot Market	LPG	—
Celtic Gas	2015	22,000	Spot Market	LPG	—
Navigator Centauri	2015	21,000	Time Charter	LPG	May 2025
Navigator Ceres	2015	21,000	Time Charter	LPG	June 2025
Navigator Ceto	2016	21,000	Time Charter	LPG	May 2025
Navigator Copernico	2016	21,000	Time Charter	LPG	May 2025
Bering Gas	2016	22,000	Spot Market	LPG	—
Navigator Luga	2017	22,000	Time Charter	LPG	July 2024
Navigator Yauza	2017	22,000	Time Charter	LPG	July 2024
Arctic Gas	2017	22,000	—	—	—
Pacific Gas	2017	22,000	Time Charter	LPG	May 2024

Semi-refrigerated smaller size
Happy Falcon**	2002	3,770	Unigas Pool	—	—

Fully-refrigerated
Navigator Glory	2010	22,500	Time Charter	Ammonia	June 2025
Navigator Grace	2010	22,500	Time Charter	Ammonia	January 2025
Navigator Galaxy	2011	22,500	Time Charter	Ammonia	December 2024
Navigator Genesis	2011	22,500	Time Charter	Ammonia	January 2025
Navigator Global	2011	22,500	Time Charter	Ammonia	December 2024
Navigator Gusto	2011	22,500	Time Charter	Ammonia	March 2025
Navigator Jorf	2017	38,000	Time Charter	Ammonia	August 2027

* denotes our owned vessels that operate within the Luna Pool
** denotes our owned vessels that operate within the independent commercially managed Unigas Pool

Navigator Aurora, is owned by OCY Aurora Ltd., a Maltese limited liability company as a result of a sale and leaseback transaction executed in October 2019. OCY Aurora Ltd., the “lessor entity”, is a wholly owned subsidiary of Ocean Yield Malta Limited. We do not hold any shares or voting rights in the lessor entity which is accounted for as a fully consolidated VIE in our consolidated financial statements. Please read Note 8. Variable Interest Entities to our consolidated financial statements.

Navigator Aries is chartered to Pertamina, the Indonesian state-owned producer of hydrocarbons and these vessels, together with Navigator Pluto and Navigator Global, are owned by PT Navigator Khatulistiwa, an Indonesian limited liability company, or “PTNK”. Operations in Indonesia are subject, among other things, to the Indonesian Shipping Act. That law generally provides that in order for certain vessels involved in Indonesian cabotage to obtain the requested licenses, the owners must either be wholly Indonesian owned or have a majority Indonesian shareholding. PTNK is a joint venture of which 49% of the voting and dividend rights are owned by our wholly owned subsidiary, and 51% of such rights are owned by Indonesian limited liability companies. The joint venture agreement for PTNK provides that certain actions relating to the joint venture or the vessels require the prior written approval of our subsidiary, which may be withheld only on reasonable grounds and in good faith. PTNK is accounted for as a fully consolidated VIE in our consolidated financial statements.

Navigator Luna, Navigator Solar, Navigator Caster and Navigator Equator are owned by the Navigator Greater Bay Joint Venture. The Joint Venture is owned 60% by us and 40% by Greater Bay Gas. The Navigator Greater Bay Joint Venture is accounted for as a consolidated subsidiary in our consolidated financial statements, with the 40% owned by Greater Bay Gas accounted for as a minority interest.

As of December 31, 2023, the average monthly time charter rate for the 34 vessels operating under time charters was approximately $817,782 per calendar month ($26,886 per day) (December 31, 2022: $709,278 per calendar month (or $23,317 per day) for 34 vessels operating under time charter). Our current monthly time charter rates range from approximately $600,000 to approximately $1,250,000. These time charter rates are the gross monthly charter rates before deduction of any address and brokerage commissions payable to charterers and shipbrokers respectively. Address and brokerage commissions typically range between 1.25% and 2.5% of the gross monthly charter rate.

Our Customers

We provide seaborne transportation and distribution services for LPG, ethane, ethylene, petrochemical gases and ammonia to:
•Major Oil and Gas Companies, such as ExxonMobil, ENI, BP, Shell and Phillips 66; as well as state affiliated companies such as Pertamina, the Indonesian state-owned producer of hydrocarbons and petrochemicals; Sonatrach, the national oil and gas company of Algeria and its shipping company Hyproc; and PETRONAS, the state-owned oil and gas company of Malaysia;
•Chemical Companies, such as SABIC and Aramco, multi-national chemical manufacturing corporations based in Saudi Arabia; OCP, a world leading fertilizer producer and ammonia importer; BASF, INEOS and Borealis, all leading multi-national chemical corporations; Braskem, a Brazilian petrochemical manufacturer; Asia Chemical Trading Pte and Zhejiang Satellite Petrochemical, both large Chinese chemical producers; and
•Energy Trading Companies, such as Mitsubishi International Corporation, Marubeni and Mitsui, all major commodities, finance and investment conglomerates; Kolmar, Vinmar and BGN, international commodity trading companies; Geogas and Petredec, LPG trading companies; Trafigura Limited an international commodities trading and logistics company; Vitol Group, an independent energy trading company; and Trammo, a leading international merchandising and trading company.

We have derived a significant portion of our revenues from a limited number of customers. Our top three customers accounted for between 7% to 10% each, and in aggregate, 25% of our consolidated revenues during the year ended December 31, 2023, equivalent to $122.6 million of our total operating revenues. Our top three customers accounted for between 8% to 10% each, and in aggregate, 26.5% of our consolidated revenues during the year ended December 31, 2022, equivalent to $108.4 million of our total operating revenues during the year ended December 31, 2022. Two of our customers accounted for more than 10% each, and in aggregate, 20.7% of our operating revenues during the year ended December 31, 2021, equivalent to $73.2 million. The loss of any significant customer or a substantial decline in the number of services requested by a significant customer, or the inability of a significant customer to pay for our services, could have a material adverse effect on our business, financial condition, and results of operations.

Vessel Employment

Our chartering strategy is to combine both short and long-term time charters and COAs and voyage charters, as well as employing our smaller vessels through the Unigas Pool. As of December 31, 2023, we owned 56 vessels, of which 38 were employed under time charters, nine were employed in the spot market, one was employed under a contract of affreightment and nine were independently commercially managed through the Unigas Pool.

Our voyage charters during 2023 remained focused on the seaborne transportation of petrochemicals, particularly ethylene and ethane. Our flexible, semi-refrigerated vessels are highly versatile in that they, unlike fully-refrigerated vessels, can accommodate petrochemicals, LPG and ammonia at ambient as well as fully-refrigerated temperatures.
The amount of ethane and ethylene carried across spot and time charter tonnage increased slightly, from 1,153,025 metric tons in 2022 to 1,223,845 metric tons in 2023. Ethylene and ethane are highly specialized gases that require sophisticated ethylene/ethane-capable tonnage to transport. We currently own 25 ethane/ethylene-capable gas carriers on the water, one of the largest fleets of such vessels.

A typical petrochemical voyage is categorized as long haul, or deep sea, and is typically much longer in duration compared to handysize LPG voyages, which tend to be regional. Petrochemical voyages principally commence in the U.S., South America and the Middle East and sail to the Far East and Europe to discharge. However, these trade routes may change in the future, subject to transportation costs and fluctuating arbitrages between the various geographical regions.

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
Term. The initial term for a time charter commences upon the vessel’s delivery to the customer. Under the terms of our charters, the customer may typically redeliver the vessel to us up to 15 to 30 days earlier or up to 15 to 30 days later than the respective charter expiration dates, upon advance notice to us.
Hire Rate. The hire rate refers to the basic payment by the customer for the use of the vessel. Under our time charters, the hire rate or charter hire is payable monthly in advance in U.S. Dollars, Euros or in case of the ships chartered to Pertamina, in Indonesian Rupiah, as specified in the charter.

Hire payments may be reduced if the vessel does not perform to certain of its specifications, such as if the average vessel speed falls below a guaranteed speed or the amount of fuel consumed to power the vessel under normal circumstances exceeds a guaranteed amount, or if the vessel breaks down.
Offhire. Under our time charters, when the vessel is “offhire” (or not available for service), the customer generally is not required to pay the charter hire, and the shipowner is responsible for all costs. Prolonged offhire may lead to vessel substitution or termination of the time charter. A vessel generally will be deemed offhire if there is a loss of time due to, among other things:
•technical breakdowns; drydocking for repairs, maintenance or inspections; equipment breakdowns; or delays due to accidents, strikes, certain vessel detentions or operational issues; or
•our failure to maintain the vessel in compliance with its specifications and contractual standards or to provide the required crew.
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
Freight Rate. The freight rate refers to the basic payment by the customer for the use of the vessel or movement of cargo. Under our voyage charters, the freight rate is typically payable upon discharge, in U.S. Dollars, as specified in the charter.
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
Intermediate Surveys. Extended annual surveys are referred to as intermediate surveys and typically are conducted two and a half years after commissioning and two and a half years after each class renewal survey.
Class Renewal Surveys. Class renewal surveys (also known as special surveys), which require the vessel to enter drydock, are carried out on the ship’s hull and machinery, including the electrical plant, and on any special equipment classed at the intervals indicated by the character of classification for the hull, which for our vessels is typically every five years. During the special survey, the vessel is thoroughly examined, including audio-gauging to determine the thickness of the steel structures. Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals. On vessels that are over 15 years old, substantial amounts of funds may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear. In lieu of the special survey, a shipowner has the option of arranging with the classification society for the vessel’s hull or machinery to be on a continuous survey cycle, in which every part of the vessel would be surveyed within a five-year cycle. At an owner’s application, the surveys required for class renewal may be split according to an agreed schedule to extend over the entire period of class. This process is referred to as continuous class renewal.

Commercial Management of the Fleet

We perform commercial management of 47 of our vessels in-house through our wholly-owned subsidiary, Navigator Gas L.L.C., under the terms of individual management contracts between Navigator Gas L.L.C. and each of our vessel-owning subsidiaries. Commercial management includes all chartering services for our vessels and is provided by the Company’s wholly-owned subsidiaries, NGT Services (UK) Limited, as agent for commercial services and Navigator Gas Denmark ApS.

In addition, Navigator Gas Denmark ApS, has entered into bareboat contracts for 16 of our vessels with our vessel-owning subsidiaries. We perform commercial management for seven of these vessels in-house and nine are independently commercially managed by the Unigas Pool.

In 2020, we formed the Luna Pool, which currently comprises 12 ethylene vessels of which seven are wholly owned by us and five are owned through the Navigator Greater Bay Joint Venture. The Pool focuses on the transportation of ethylene and ethane to meet the growing demands of our customers. Our wholly-owned subsidiary, NGT Services (U.K.) Limited, is the commercial and accounting manager of the Luna Pool.

Technical Management of the Fleet

We outsource the technical management for 20 vessels in our fleet to Northern Marine Manning Services ("NMM") and Pacific Gas Shipmanagement ("PGS"), third-party technical management companies, under terms based on standard BIMCO ship management agreements, or the “technical management agreements.” We refer to NMM and PGS herein as our “technical managers.” We currently provide in-house technical management for 36 of our 56 vessels through our wholly owned subsidiaries, Navigator Gas Shipmanagement Ltd and Navigator Ship Management (Denmark) ApS. By managing some of our vessels in-

house, we intend to seek opportunities to gain greater control over the management of our vessels and enhance safety, risk management, customer service, reliability and build strong relationships with our charterers. Please see “Item 3—Key Information—Risk Factors—Risks Related to Our Business”.

Our wholly-owned technical manager subsidiaries are accredited with International Standards Organization (“ISO”) 14001 (Environmental Management System), ISO 9001 (Quality Management System) and ISO 45001 (Occupational Health & Safety) standards.

NMM is a wholly-owned subsidiary of Stena AB Gothenburg, formed in 1983 and located in Clydebank, Scotland and PGS is a Singapore-based technical manager, part of Pacific Gas (Hong Kong) Holdings Limited. Our technical managers are very well established and respected within the ship management community. Our technical managers have fully-owned crew recruitment agencies in major crew recruitment centers around the world and can provide us with high quality, competent officers and crews, to meet our crewing requirements. Our technical managers manage our vessels safely and properly in accordance with owners’ requirements, design parameters, flag state and classification society requirements, charter party requirements and the international safety management (“ISM”) code. Our technical managers are all accredited with ISO 9001, ISO 14001, and ISO 45001 standards.

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

Technical Management Services

Under the terms of our ship management agreements with our technical managers, and under our own supervision, our technical managers are responsible for the day-to-day activities of our externally managed fleet and are required to, among other things:
•provide competent personnel to operate and supervise the maintenance and general efficiency of our vessels;
•arrange and supervise the maintenance, drydockings, repairs, alterations and upkeep of our vessels to the standards required by us and in accordance with all requirements and recommendations of our vessels’ classification society, flag state and applicable national and international regulations;
•ensure that our vessels comply with the law of their flag state;
•arrange the supply of necessary stores, spares and lubricating oil for our vessels;
•appoint such surveyors and technical consultants as they may consider from time to time necessary;
•operate the vessels in accordance with the ISM Code and The International Ship and Port Facility Code(“ISPS Code”);
•develop, implement and maintain a safety management system in accordance with the ISM Code;
•arrange the sampling and testing of bunkers;
•install planned maintenance system software on-board our vessels;
•provide emergency response services and support to our vessels in case of an incident or accident; and
•operate our vessels in accordance with the agreed budgets.

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
Fees and Expenses

As consideration for providing us with both technical and crewing management for our fleet, our third-party technical managers currently receive a management fee of approximately $0.2 million per vessel per year, payable in equal monthly installments in advance. We also pay for any expenses incurred in connection with operating our vessels.

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
Term and Termination Rights

The ship management agreements automatically renew on their termination dates unless terminated by either party giving two or three months’ prior written notice. Our technical managers may also terminate any of the ship management agreements immediately upon written notice to us if:
•they do not receive amounts payable by us under the agreement within the time period specified for payment thereof, or if the vessels are repossessed by any vessel mortgagees; or
•after notice to us of the default and a reasonable amount of time to remedy, we fail to:
•comply with our obligation to indemnify them for any expenses attributable to us or defend them (and their related companies) against any third-party claims based on a breach or alleged breach of an obligation of ours to a third-party; or
•cease the employment of our vessels in the transportation of contraband, blockage running, or in an unlawful trade, or on a voyage that in their reasonable opinion is unduly hazardous or improper.

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

Crewing

We have entered into crew management agreements with our technical managers for 20 of our 56 vessels and we provide crew management services in-house for 36 of our vessels through our wholly owned subsidiary, Navigator Shipmanagement (Denmark) ApS. Under the terms of the crew management agreements, we or our technical managers are responsible for arranging crews for our fleet and are required to, among other things:
•select and supply a suitably qualified crew for each vessel in our fleet;
•pay all crew wages and salaries;
•ensure that the applicable requirements of the laws of our vessels’ flag states are satisfied in respect of the rank, qualification and certification of the crew;
•pay the costs of obtaining all documentation necessary for the crew’s employment, such as vaccination certificates, passports, visas and licenses; and

•pay all costs and expenses of transportation of the crews to and from the vessels.
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

We believe that the crewing arrangements ensure that our vessels are crewed with qualified and competent seafarers that have the licenses required by international regulations and conventions. As of December 31, 2023, our vessels were crewed by approximately 1,800 seagoing staff.

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
Protection and Indemnity Insurance Associations

We purchase “protection and indemnity” insurance (“P&I”) for each of the vessels in our existing fleet to protect against most of the accident-related risks originating from the conduct of our business. Protection and indemnity insurance is provided by mutual protection and indemnity associations, or “P&I Clubs,” and covers our third-party liabilities in connection with our shipping activities. This includes third-party liability and other expenses related to injury or death of our crew, passengers and other third parties, loss of or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances, and salvage, towing and other related costs, including wreck removal. Each of the vessels in our fleet is entered in the NorthStandard Steamship Owners’ Protection & Indemnity Association (Bermuda) Limited, (“The Standard Club”) or the Steamship Mutual Underwriting Association (Europe) Limited, (“Steamship Mutual”) both of which are members of The International Group of P&I Clubs, (“the IG”).

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
Risk Management

To assess and mitigate risk we use computer based risk assessment tools, root cause analysis programs, planned and condition based maintenance programs, seafarers competence training programs, computer based training modules, seafarers workshops and seminars, as well as membership of emergency response organizations.

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

Although we believe that we are in substantial compliance with applicable environmental laws and regulations and have all permits, licenses and certificates required for our vessels, future non-compliance or failure to maintain necessary permits or approvals could require us to incur substantial costs or temporarily suspend the operation of one or more of our vessels. A variety of governmental and private entities inspect our vessels on both a scheduled and unscheduled basis. These entities, each of which may have unique requirements and each of which conducts frequent inspections, include local and port state authorities, such as the U.S. Coast Guard, harbor master or equivalent, classification societies, flag state, or the administration of the country of registry and charterers. We expect that our vessels will continue to be subject to inspection by these governmental and private entities on both a scheduled and unscheduled basis.

We believe that the heightened levels of environmental and quality concerns among insurance underwriters, regulators and charterers have led to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental concerns have created a demand for tankers that conform to stricter environmental standards. We will be required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with applicable local, national and international environmental laws and regulations. We intend to assure that the operation of our vessels will continue to be in substantial compliance with applicable environmental laws and regulations and that our vessels will have all material permits, licenses, certificates or other authorizations necessary for the conduct of our operations. However, because such laws and regulations are frequently changed and may impose increasingly stricter requirements, we cannot predict the ultimate cost of complying with these requirements or the impact of these requirements on the resale value or useful lives of our vessels. In addition, a future serious marine incident that results in significant oil pollution or otherwise causes significant adverse environmental impact could result in additional legislation or regulation that could negatively affect our results of operations or financial condition.
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

The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO in the future and what effect, if any, such regulation may have on our operations. We are, where practical possible, monitoring developments of International and National legislation related to our activities.
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

MARPOL 73/78 Annex VI “Regulations for the Prevention of Air Pollution,” or “Annex VI,” entered into force on May 19, 2005, and applies to all ships, fixed and floating drilling rigs and other floating platforms. Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from ship exhausts, emissions of volatile compounds from cargo tanks, incineration of specific substances, and prohibits deliberate emissions of ozone depleting substances. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for emission control areas (“ECAs”) to be established with more stringent controls on sulfur emissions. The certification requirements for Annex VI depend on size of the vessel and time of periodic classification survey. Ships with a displacement of more than 400 gross tons and engaged in international voyages involving countries that have ratified the conventions, or ships flying the flag of those countries, are required to have an International Air Pollution Certificate, or an

“IAPP Certificate.” Annex VI came into force in the United States on January 8, 2009. As of December 31, 2021, all our ships have been issued IAPP Certificates.

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

The first-phase fuel standard for sulfur in the North American ECA went into effect in 2012, and the second phase began in 2015. Further, on July 15, 2011, the IMO designated waters around Puerto Rico and the U.S. Virgin Islands as an ECA. The first-phase fuel standard for sulfur in the U.S. Caribbean ECA went into effect in 2014, and the second phase began in 2015. Beginning in 2016, stringent engine standards for nitrogen oxide became effective in both the North American ECA and the U.S. Caribbean ECA. U.S. air emissions standards have incorporated these amended Annex VI requirements. China has designated three ECAs at the Pearl River Delta, the Yangtze River Delta, and Bohai Bay. Beginning January 1, 2019, vessels operating within these areas were required to use fuels with no more than 0.5% sulfur. Additional or new conventions, laws, and regulations may be adopted that could require the installation of expensive emission control systems. Finally, in December 2022, the IMO’s MEPC adopted amendments to MARPOL Annex VI establishing a Mediterranean ECA for sulfur that enters into force on May 1, 2024, with a 12-month grace period. As a result, effective May 1, 2025, the fuels of vessels in the Mediterranean ECA will need to meet the more stringent 0.1% sulfur limit.
Ballast Water Management Convention

The IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments, or the “BWM Convention,” in February 2004. The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with a requirement for mandatory ballast water treatment. The BWM Convention entered into force on September 8, 2017; however IMO later decided to postpone the compliance date for existing vessels by 2 years, i.e. until the first renewal survey following September 8, 2019. Although the United States has not ratified the BWM Convention, it has implemented ballast water management requirements. As referenced below, the U.S. Coast Guard issued ballast water management rules on March 23, 2012, and the U.S. Environmental Protection Agency, or “EPA,” issued a five year Vessel General Permit (VGP) in March 2013 that contains numeric technology-based ballast water effluent limitations. The VGP program is in the process of being phased out and replaced with National Standards of Performance (NSPs) to be developed by the EPA and implemented and enforced by the U.S. Coast Guard. The 2013 VGP remains in effect pending such transition to NSPs. Except for one vessel, which has dispensation from the U.S. Coast Guard until the vessel's next dry dock, all our vessels have fully approved BWTS installed and commissioned.
Bunker Convention/CLC State Certificate

The International Convention on Civil Liability for Bunker Oil Pollution 2001, or the “Bunker Convention,” entered into force in State Parties to the Convention on November 21, 2008. The Bunker Convention imposes liability on the ship owner and requires the ship owner to pay compensation for pollution damage (including the cost of preventive measures) caused in the territory, including the territorial sea of a State Party, as well as its economic zone or equivalent area. Registered owners of any sea going vessel and seaborne craft over 1,000 gross tonnage, of any type whatsoever, and registered in a State Party, or entering or leaving a port in the territory of a State Party, to maintain insurance that meets the requirements of the Bunker Convention, and to obtain a certificate issued by a State Party attesting that such insurance is in force. The State issued certificate must be carried on-board at all times..

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
Oil Pollution Act of 1990

The U.S. Oil Pollution Act of 1990, or “OPA 90,” established an extensive regulatory and liability regime for environmental protection and cleanup of oil spills. OPA 90 affects all owners and operators whose vessels trade with the United States or its territories or possessions, or whose vessels operate in the waters of the United States, which include the U.S. territorial waters and the two hundred nautical miles exclusive economic zone of the United States. OPA 90 may affect us because we carry oil as fuel and lubricants for our engines, and the discharge of these could cause an environmental hazard. Under OPA 90, vessel operators, including vessel owners, managers and bareboat or “demise” charterers, are “responsible parties” who are all liable regardless of fault, individually and as a group, for all containment and clean-up costs and other damages arising from oil spills from their vessels. These “responsible parties” would not be liable if the spill results solely from the act or omission of a third-party, an act of God, or an act of war. In addition to clean-up and containment costs, other damages for responsible parties are liable are defined broadly to include:
•natural resource damages and related assessment costs;
•real and personal property damages;
•net loss of taxes, royalties, rents, profits, or earnings capacity;
•net cost of public services necessitated by a spill response, such as protection from fire, safety, or health hazards; and
•loss of subsistence use of natural resources.

Effective March 23, 2023, the U.S. Coast Guard adjusted the limits of OPA liability to the greater of $2,500 per gross ton or $21.5 million for any double-hull tanker that is over 3,000 gross tons which is relevant to the Alma Maritime carriers. These limits of liability do not apply, however, where the incident is caused by a violation of applicable U.S. federal safety, construction, or operating regulations, or by the responsible party’s gross negligence or willful misconduct. These limits likewise do not apply if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the substance removal activities. This limit is subject to possible adjustment for inflation. OPA 90 specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for the discharge of pollutants within their waters. In some cases, states, which have enacted their own legislation, have not yet issued implementing regulations defining shipowners’ responsibilities under these laws. We believe that we are in substantial compliance with OPA 90 and all applicable state regulations in the ports where our vessels call. OPA 90 requires owners and operators of vessels to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet the limit of their potential strict liability under OPA 90. Under the regulations, evidence of financial responsibility may be demonstrated by insurance, surety bond, self-insurance, or guaranty. Under OPA 90 regulations, an owner or operator of more than one vessel is required to demonstrate evidence of financial responsibility for the entire fleet in an amount equal only to the financial responsibility requirement of the vessel having the greatest maximum liability under OPA 90. Each of our ship-owning subsidiaries that have vessels trading in U.S. waters has applied for and obtained from the U.S. Coast Guard National Pollution Funds Center, three-year certificates of financial responsibility, or “COFRs,” supported by guarantees which we purchased from an insurance based provider. We believe that we will be able to continue to obtain the requisite guarantees and that we will continue to be granted COFRs from the U.S. Coast Guard for each of our vessels that is required to have one.

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

The VGP was updated in 2013 to incorporate numeric effluent limits for ballast water expressed as the maximum concentration of living organisms in ballast water, as opposed to the prior non-numeric requirements. These requirements correspond with the IMO’s requirements under the BWM Convention, as discussed above. The permit also contains maximum discharge limitations for biocides and residuals. All vessels calling on U.S. ports are now subject to the requirements of the VGP pending issuance of National Standards of Performance by the U.S. Coast Guard, as discussed below.

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

In December 2018, the Vessel Incidental Discharge Act (VIDA) was signed into law and restructured the EPA and the U.S. Coast Guard programs for regulating incidental discharges from vessels. Rather than requiring CWA permits, the discharges will be regulated under a new CWA Section 312(p) establishing Uniform National Standards for Discharges Incidental to Normal Operation of Vessels. Under VIDA, VGP provisions and existing U.S. Coast Guard regulations will be phased out over approximately four years and replaced with National Standards of Performance (NSPs) to be developed by EPA and implemented and enforced by the U.S. Coast Guard. On October 26, 2020, EPA issued proposed regulations to establish NSPs, including general discharge standards of performance, covering general operation and maintenance, biofouling management, and oil management, and specific discharge standards applicable to specified pieces of equipment and systems.On October 18, 2023, EPA issued a supplemental notice of proposed rulemaking that shared ballast water information EPA received from the U.S. Coast Guard after the original rule proposal, supplemented the 2020 rule proposal with regulatory options being considered by EPA for discharges from ballast tanks, hulls and associated niche areas, and gray water systems, and solicited comments on the additional information presented in the notice for consideration during the rule development. Final regulations are currently expected in 2024. The scheduled expiration date of the 2013 VGP was December 18, 2018, but under VIDA the provisions of the VGP will remain in place until the new regulations are in place.

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

In February 2016, the U.S. Coast Guard issued a rule amending the Coast Guard’s ballast water management recordkeeping requirements to require vessels with ballast tanks operating exclusively on voyages between ports or places within a single Captain of the Port zone to submit an annual report of their ballast water management practices. Further, under the amended requirements, vessels may submit their reports after arrival at the port of destination before arrival. As discussed above, under VIDA, existing U.S. Coast Guard ballast water management regulations will be phased out over approximately four years and replaced with National Standards of Performance ("NSP") to be developed by EPA and implemented and enforced by the U.S. Coast Guard.
Clean Air Act

The U.S. Clean Air Act of 1970 , as amended ("CAA"), requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas and emission standards for so-called “Category 3” marine diesel engines operating in U.S. waters. On April 30, 2010, the EPA promulgated final emission standards for Category 3 marine diesel engines equivalent to those adopted in the amendments to Annex VI to MARPOL. These emission standards require an 80% reduction in nitrogen dioxides for newly-built engines effective 2016. In February 2015, the EPA amended its marine diesel engine requirements to temporarily allow marine equipment manufacturers to use allowances if a compliant marine engine is not available. Compliance with these standards may cause us to incur costs to install control equipment on our vessels in the future.
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

Regulation of Greenhouse Gas Emissions

Currently, the emissions of greenhouse gases from ships involved in international transport are not subject to the United Nations Framework Convention on Climate Change’s Kyoto Protocol, or its successor, the Paris Agreement, which entered into force in 2005 and 2016, respectively, pursuant to which countries have produced national plans to reduce greenhouse emissions. However, since the entry into force of the Paris Agreement, the IMO has subsequently reaffirmed its strong commitment to continue to work to address greenhouse gas emissions from ships engaged in international trade. The IMO is evaluating various mandatory measures to reduce greenhouse gas emissions from international shipping, which may include market-based instruments or a carbon tax. In June 2013, the European Commission developed a strategy to integrate maritime emissions into the overall European Union strategy to reduce greenhouse gas emissions. In accordance with this strategy, in April 2015 the European Parliament and Council adopted regulations requiring large vessels using European Union ports to monitor, report and verify their carbon dioxide emissions beginning in January 2018.

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

The IMO Initial GHG Strategy contemplated the adoption of a revised strategy in 2023. This revised strategy, the 2023 IMO Strategy on Reduction of GHG Emissions from Ships (“2023 IMO GHG Strategy”), was adopted by the MEPC on July 7, 2023. The 2023 IMO GHG Strategy includes as a goal attaining net-zero GHG emissions from international shipping by or around 2050, promotes the uptake of alternative zero and near-zero GHG emissions technologies, fuels and/or energy sources by 2030, and identifies as indicative checkpoints a level of ambition at least a 20% reduction, compared to 2008, in total annual GHG emissions from international shipping by 2030 and at least a 70% reduction by 2040, striving for reductions of 30% by 2030 and 80% by 2040. The 2023 IMO GHG Strategy contemplates adoption of an updated strategy in 2028 and calls for the adoption of mid-term GHG reduction measures by 2025 and the development, finalization and agreement on possible long-term GHG reduction measures as part of the 2028 strategy review.

The relatively slow progress of the IMO in addressing emissions of greenhouse gases from vessels prompted the EU to proceed on a parallel path of regulation. On September 15, 2020, the European Parliament adopted measures to include maritime transport in the EU’s emissions trading system as of 2022 and to set binding requirements for at least a 40% reduction (compared to 2018 levels) in GHG emissions by shipping companies by 2030. In July 2021, the European Commission announced proposals that would put in place measures to address greenhouse gases from shipping, including the phased inclusion of GHG emissions from large vessels in the EU emissions trading system beginning in 2023 and the inclusion of methane emissions in monitoring, reporting and verification requirements applicable to vessels. On May 10, 2023, the EU extended the EU-ETS to the shipping sector commencing January 1, 2024. Beginning in 2026, in addition to carbon dioxide emissions, the EU-ETS for shipping will cover methane and nitrous oxide emissions.

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
Safety Requirements

The IMO has adopted the International Convention for the Safety of Life at Sea, (“SOLAS Convention”) and the International Convention on Load Lines, 1966, or “LL Convention,” which impose a variety of standards to regulate design and operational features of ships. SOLAS Convention and LL Convention standards are revised periodically. All of our vessels are in compliance with SOLAS Convention and LL Convention standards.

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

The International Labour Organization, (“ILO”) is a specialized agency of the United Nations with headquarters in Geneva, Switzerland. The ILO has adopted the Maritime Labor Convention 2006, or “MLC 2006,” to improve safety on-board merchant vessels. A Maritime Labor Certificate and a Declaration of Maritime Labor Compliance is required to ensure compliance with the MLC 2006 for all ships above 500 gross tons in international trade. On August 20, 2012, the required number of countries ratified the MCL 2006 and it came into force on August 20, 2013.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the Maritime Transportation Security Act of 2002, or “MTSA,” came into effect. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. The new chapter became effective in July 2004 and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the ISPS Code. The ISPS Code is designed to protect ports and international shipping against terrorism. After July 1, 2004, to trade internationally, a vessel must attain an International Ship Security Certificate from a recognized security organization approved by the vessel’s flag state.

Among the various requirements are:
•on-board installation of ship security alert systems, which do not sound on the vessel but only alert the authorities on shore;
•on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship’s identity, position, course, speed and navigational status;
•the development of vessel security plans;
•ship identification number to be permanently marked on a vessel’s hull;
•a continuous synopsis record kept on-board showing a vessel’s history including, the name of the ship and of the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship’s identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and
•compliance with flag state security certification requirements.

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
Other Regulation

Our vessels may also become subject to the International Convention on Liability and Compensation for Damage in Connection with the Carriage of Hazardous and Noxious Substances by Sea, 1996 as amended by the Protocol to the HNS Convention, adopted in April 2010, or the “2010 HNS Protocol,” and collectively, the “2010 HNS Convention,” if it is entered into force. At least 12 states must ratify or accede to the 2010 HNS Protocol for it to enter into effect. In November 2023, Slovakia became the eighth state to ratify the protocol. At least six more states must ratify or accede to the protocol for it to enter into effect. In 2020, EU Ministers signed a declaration highlighting the importance of ratifying the 2010 HNS Convention. A number of states have reported on significant progress toward implementation and ratification of the 2010 HNS Convention.

The Convention creates a regime of liability and compensation for damage from hazardous and noxious substances, or “HNS.” The 2010 HNS Convention sets up a two-tier system of compensation composed of compulsory insurance taken out by shipowners and an HNS Fund which comes into play when the insurance is insufficient to satisfy a claim or does not cover the incident. Under the 2010 HNS Convention, if damage is caused by bulk HNS, claims for compensation will first be sought from the shipowner up to a maximum of 100 million Special Drawing Rights, or “SDR,” which was equivalent to $138 million U.S. dollars as of January 31, 2016. SDRs are supplementary, foreign exchange reserve assets created and maintained by the International Monetary Fund, or “IMF,” based upon a basket of currencies (consisting of the Euro, Chinese yuan, Japanese yen, Pound Sterling and U.S. dollar). The SDR basket is reviewed every five years, or earlier if warranted, to ensure that the basket reflects the relative importance of currencies in the world’s trading and financial systems. SDRs are not a currency, but instead represent a claim to currency held by IMF member countries for which SDRs may be exchanged. Monetary values and limits in many international maritime treaties are expressed in terms of SDRs. As of December 31, 2023, the exchange rate was 1 SDR equal to 1.34 U.S. dollars. If the damage is caused by packaged HNS or by both bulk and packaged HNS, the maximum liability is 115 million SDR (equivalent to approximately $154.1 million U.S. dollars as of December 31, 2023). Once the limit is reached, compensation will be paid from the HNS Fund up to a maximum of 250 million SDR (equivalent to approximately $335 million U.S. dollars as of December 31, 2023). The 2010 HNS Convention has not been ratified by a sufficient number of countries to enter into force, and we cannot estimate the costs that may be needed to comply with any such requirements that may be adopted with any certainty at this time.
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

Corporate and Social Responsibility

We firmly believe that ensuring a safe working environment at sea and on shore is the first priority in a sustainable and efficient business, ensuring the safety of our employees, contractors and assets in everything we do. To achieve this, we do not tolerate any form of bribery, corruption or labor and human rights breaches. We have defined clear policies and expect employees, contractors, suppliers and customers to ensure compliance with the highest ethical standards.

The health and safety of our crew is paramount as we continue our vital role in the supply of liquefied gases worldwide while meeting the needs of our customers, suppliers and other partners. We have introduced significantly enhanced procedures onboard all our vessels, for agents and other shoreside personnel coming on board, as well as other lockdown procedures in the event of a crew member falling ill.

Competition

The process of obtaining new charters is highly competitive, generally involves an intensive screening process and competitive bids, and often extends for several months.

A significant proportion of our handysize liquefied gas carriers are contracted on 12-month or shorter time charters. There is competition for the employment of vessels when these charters expire and for the employment of those vessels which trade on the spot market. Competition for mid- or longer-term charters is based primarily on industry relationships, experience and reputation for customer service, reliability, quality operations and safety, the experience and technical capability of the crews, the vessel’s efficiency, operational flexibility and physical life, and the competitiveness of the bid in terms of overall price.

Our existing fleet had an average age of 10.4 years as of December 31, 2023. We believe that our relatively young fleet positions us well to compete in terms of our vessels meeting the strategic and operational needs of our customers. We own and operate the largest fleet in the handysize segment, which, in our view, enhances our position relative to our competitors. While there are some barriers to entry for operating liquefied gas carriers, including the complexity of operating semi-refrigerated gas carriers that constantly require switching between cargo types, crew expertise, and the availability of finance, new entrants have entered the market over the last number of years.

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

Employees

We had 175 shore based employees as of December 31, 2023, compared to 155 shore based employees at the end of December 31, 2022. We also had approximately 1,800 crew onboard our vessels. We consider our employee relations to be good.

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

Exchange Controls

Under the Republic of the Marshall Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of distributions, interest or other payments to non-resident and non-citizen shareholders.

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
U.S. Taxation

The following is a discussion of the material U.S. federal income tax considerations applicable to us. This discussion is based upon provisions of the The Internal Revenue Code ("IRC") and the United States Code ("USC"), final and temporary Treasury Regulations thereunder, and administrative rulings and court decisions, all as in effect as of the date hereof and all of which are subject to change or differing interpretation, possibly with retroactive effect. Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. The following discussion is for general information purposes only and does not purport to be a comprehensive description of all of the U.S. federal income tax considerations applicable to us.
Status as a Corporation. We are treated as a corporation for U.S. federal income tax purposes. As such, we are subject to U.S. federal income tax on our income to the extent it is from U.S. sources or is effectively connected with the conduct of a trade or business in the United States as discussed below, unless such income is exempt from tax under Section 883 of the Code.

Taxation of Operating Income. Substantially all of our gross income for 2023 and we expect that a significant proportion of our future gross income is and will be attributable to the transportation of liquid petroleum gas, petrochemicals and related products. Gross income that is attributable to transportation that either begins or ends, but that does not both begin and end, in the United States, or “U.S. Source International Transportation Income,” is considered to be 50% derived from sources within the United States, and such U.S. source portion may be subject to U.S. federal income tax as described below.

Gross income attributable to transportation that both begins and ends in the United States, or “U.S. Source Domestic Transportation Income,” is considered to be 100% derived from sources within the United States and generally is subject to U.S. federal income tax on a net basis.

Gross income attributable to transportation exclusively between non-U.S. destinations is considered to be 100% derived from sources outside the United States and generally is not subject to U.S. federal income tax. We are not permitted by law to engage in transportation that gives rise to U.S. Source Domestic Transportation Income. However, certain of our activities give rise to U.S. Source International Transportation Income, and we may in the future expand our operations in the United States, which would increase the amount of our U.S. Source International Transportation Income, and such income generally would be subject to U.S. federal income taxation unless the exemption from U.S. taxation under Section 883 of the Code, or the “Section 883 Exemption,” applies.
The Section 883 Exemption. In general, the Section 883 Exemption provides that if a non-U.S. corporation satisfies the requirements of Section 883 of the Code and the Treasury Regulations thereunder, or the “Section 883 Regulations,” it will not be subject to the net basis and branch profits taxes or the 4% gross basis tax described below on its U.S. Source International Transportation Income. The Section 883 Exemption applies only to U.S. Source International Transportation Income and does not apply to U.S. Source Domestic Transportation Income.

We will qualify for the Section 883 Exemption if, among other things, we meet the following three requirements:
•we are organized in a jurisdiction outside the United States that grants an equivalent exemption from tax to corporations organized in the United States with respect to the types of U.S. Source International Transportation Income that we earn, or an “Equivalent Exemption”;
•we satisfy the Publicly Traded Test (as described below); and
•we meet certain substantiation, reporting, and other requirements (or the “Substantiation Requirement”).
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

In order for a non-U.S. corporation to meet the Publicly Traded Test, its equity interests must be “primarily traded” and “regularly traded” on an established securities market either in the United States or in a jurisdiction outside the United States that grants an Equivalent Exemption. The Section 883 Regulations provide that equity interests in a non-U.S. corporation will be considered to be “primarily traded” on an established securities market in a given country if, with respect to the class or classes of equity relied upon to meet the “regularly traded” requirement described below, the number of shares of each such class that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in such class that is traded during that year on established securities markets in any other single country.

Equity interests in a non-U.S. corporation will be considered to be “regularly traded” on an established securities market under the Section 883 Regulations if one or more classes of such equity interests that, in the aggregate, represent more than 50% of the combined vote and value of all outstanding equity interests in the non-U.S. corporation satisfy certain listing and trading volume requirements. These listing and trading volume requirements will be satisfied with respect to a class of equity interests if trades in such class are effected, other than in de minimis quantities, on an established securities market on at least 60 days during the taxable year and the aggregate number of shares in such class that are traded on an established securities market during the taxable year is at least 10% of the average number of shares outstanding in that class during the taxable year (with special rules for short taxable years). In addition, a class of equity interests will be considered to satisfy these listing and trading volume requirements if the equity interests in such class are traded during the taxable year on an established securities market in the United States and are “regularly quoted by dealers making a market” in such class (within the meaning of the Section 883 Regulations).

Even if a class of equity satisfies the foregoing requirements, and thus generally would be treated as “regularly traded” on an established securities market, an exception may apply to cause the class to fail the regularly traded test if, for more than half of the number of days during the taxable year, one or more 5% shareholders (i.e., shareholders owning, actually or constructively, at least 5% of the vote and value of that class) own in the aggregate 50% or more of the vote and value of the class (which we refer to as the “Closely Held Block Exception”). For purposes of identifying its 5% shareholders, a corporation is entitled to rely on Schedule 13D and Schedule 13G filings made with the SEC. The Closely Held Block Exception does not apply, however, in the event the corporation can establish that a sufficient proportion of such 5% shareholders are Qualified Shareholders (as defined below) so as to preclude 5% shareholders who are not Qualified Shareholders from owning 50% or more of the value of that class for more than half the days during the taxable year. Qualified Shareholders include:
•individual residents of jurisdictions that grant an Equivalent Exemption;
•non-U.S. corporations organized in jurisdictions that grant an Equivalent Exemption and that meet the Publicly Traded Test; and
•certain other qualified persons described in the Section 883 Regulations.

From the 2014 taxable year through the 2023 taxable year, we believe that we satisfied the requirements of the Section 883 exemption including the Publicly Traded Test and therefore we were not subject to U.S. federal income taxation on our U.S. Source International Transportation Income. For the current and future taxable years, we believe we will be able to satisfy the Publicly Traded Test, provided we satisfy the listing and trading volume requirements described previously and the Closely Held Block Exception does not apply for such years.

Our common stock, which is our only class of equity outstanding, represents more than 50% of the total combined voting power and value of all classes of our equity interests entitled to vote. In addition, because our common stock is traded only on the NYSE, which is considered to be an established securities market, our equity interests are “primarily traded” on an established securities market for purposes of the Publicly Traded Test. Further, we anticipate that our common stock will meet the “regularly traded” requirement of the Publicly Traded Test.

According to Schedule 13D and Schedule 13G filings with the SEC, 5% shareholders currently own, in the aggregate, more than 50% of the total vote and value of our common stock. Assuming such 5% shareholders continue to be 5% shareholders and continue to own 50% or more of our common stock for the foreseeable future, the Closely Held Block Exception generally will cause us to fail the regularly traded requirement of the Publicly Traded Test for the current and future taxable years. However, we intend to obtain ownership statements that we believe will establish that a sufficient proportion of our 5% shareholders are ultimately owned by Qualified Shareholders so as to cause the Closely Held Block Exception not to apply for the foreseeable future.

Notwithstanding our current expectations, additional persons that are not Qualified Shareholders may become 5% shareholders at any time. If 50% or more of our common stock were held by 5% shareholders (other than Qualified Shareholders) for more than half of the days of the current or any future year, we likely would not qualify for an exemption under Section 883 for such taxable year, due to the Closely Held Block Exception. Because qualification for the Section 883 Exception depends upon factual matters that are subject to change and are outside of our control, there can be no assurance that we will be able to satisfy the Publicly Traded Test for the current or any future taxable year. Please see “—The Net Basis Tax and Branch Profits Tax” and “—The 4% Gross Basis Tax” below for a discussion of the consequences in the event we do not satisfy the Publicly Traded Test or otherwise fail to qualify for the Section 883 Exemption.

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

Based on our current and projected methods of operation, we do not believe that any of our U.S. Source International Transportation Income will be treated as Effectively Connected Income for any taxable year. However, there is no assurance that we will not earn substantial amounts of income from regularly scheduled transportation or bareboat charters attributable to a fixed place of business in the United States (or earn income from other activities within the territorial seas of the United States) in the future, which would result in such income being treated as Effectively Connected Income if the Section 883 Exemption does not apply.

Any income we earn that is treated as Effectively Connected Income, net of applicable deductions, would be subject to U.S. federal corporate income tax (generally at a rate of 21%). In addition, a 30% branch profits tax could be imposed on any income we earn that is treated as Effectively Connected Income, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid by us in connection with the conduct of our U.S. trade or business.

On the sale of a vessel that has produced Effectively Connected Income, we could be subject to the net basis U.S. federal corporate income tax as well as branch profits tax with respect to any gain recognized up to the amount of certain prior deductions for the depreciation that reduced Effectively Connected Income. Otherwise, we would not be subject to U.S. federal income tax with respect to any gain realized on the sale of a vessel, provided the sale is considered to occur outside of the United States under general U.S. federal income tax principles. In general, the sale of a vessel will be considered to occur outside of the United States for this purpose if title to the vessel, and risk of loss with respect to the vessel, pass to the buyer outside the United States. It is expected that any sale of a vessel by us will be considered to occur outside the United States.
As noted above, the Ethylene Export Terminal on the U.S. Gulf Coast, which initially became operational in 2019, generated a portion of our gross income for 2023 from its operations. Our U.S. subsidiary that owns our interest in the Ethylene Export Terminal will be subject to U.S. federal income tax (generally at a rate of 21%) on its 50% share of any net income from the Ethylene Export Terminal, and U.S. withholding tax generally will apply to dividends paid by such U.S. subsidiary to its shareholder.

The 4% Gross Basis Tax. If the Section 883 Exemption does not apply and the Net Basis Tax does not apply, we will be subject to a 4% U.S. federal income tax on the U.S. source portion of our gross U.S. Source International Transportation Income, without the benefit of deductions. Under the sourcing rules described above under “—Taxation of Operating Income,” 50% of our U.S. Source International Transportation Income would be treated as being derived from U.S. sources.
Republic of the Marshall Islands Taxation

Certain of our vessel-owning subsidiaries are companies incorporated in the Republic of the Marshall Islands. We believe that because we and our controlled affiliates do not, and do not expect to, carry on business or conduct transactions or operations in the Republic of the Marshall Islands, neither we nor our controlled affiliates will be subject to income, capital gains, profits, or other taxation under current Republic of the Marshall Islands law. As a result, distributions by our controlled affiliates will not be subject to Republic of the Marshall Islands taxation.
Panama Taxation

Certain of our vessel-owning subsidiaries are companies incorporated in the Republic of Panama. Companies that own vessels engaged in international transportation are not subject to taxes in Panama.
Denmark Taxation

A number of our subsidiaries are incorporated companies in Denmark. These Danish vessel owning companies are entered into Danish tonnage tax which results in taxation being incurred based on the tonnage of the vessels, regardless of their operational results.
United Kingdom Taxation

A number of our subsidiaries are U.K. incorporated companies and are subject to U.K. corporation tax. If we and any of our controlled affiliates not incorporated in the U.K ensure that our central management and control is exercised outside of the United Kingdom, and we do not otherwise create a U.K. permanent establishment by carrying on business in the U.K, we believe we should not become subject to U.K. corporation tax. Where a company’s central management and control is exercised is a question of fact to be decided in accordance with the particular circumstances of each company. Similarly, diverted profits tax, which was introduced in the U.K to counter arrangements where profits are diverted to fall outside of the charge to U.K corporation tax, could become a future risk. However, any distributions paid to us by our U.K. subsidiaries will not be subject to U.K. taxation.The U.K does not currently levy withholding tax on dividends paid.
Singapore Taxation

Falcon Funding PTE Ltd is a Singaporean service company and is subject to Singaporean tax.
Indonesia Taxation

PT Navigator Khatulistiwa “PTNK” is a joint venture in which 49% of the voting and dividend rights are owned by a subsidiary company, which subsidiary ultimately controls PTNK. 51% of the voting and dividend rights are owned by Indonesian limited liability companies. PTNK is subject to Indonesian freight tax on all of its gross shipping transportation revenue at a rate of 1.2% when a vessel is performing Indonesian cabotage and 2.64% in the event a vessel performs an international voyage. Dividends and other fees paid by PTNK are subject to a 10% Indonesian withholding tax.
Poland Taxation

NGT Services (Poland) Sp. Z O.O. is a Polish service company and is subject to Polish tax.
Maltese Taxation

OCY Aurora Ltd., the lessor VIE, is a Maltese special purpose company and is subject to Maltese tax. Please read Note 8. Variable Interest Entities our consolidated financial statements.

C.	Organizational Structure
See Exhibit 8.1 to this Annual Report— List of Subsidiaries, which is incorporated by reference in this Item 4.C.

D.	Property, Plant and Equipment

Other than our vessels and our investment in the Ethylene Export Terminal, we do not own any material property. We lease office space for our offices in London, Copenhagen, Gdynia, Houston and Manila.

The lease term for our office in London, U.K. commenced in January 2022 and is for a period of 10 years with a mutual break option in February 2027, which is the fifth anniversary of the lease commencement date. The gross rent per year for our office lease is approximately $1.1 million.

The lease term for our office in Copenhagen, Denmark commenced in September 2021 and expires in December 2025. The gross rent per year for our office lease is approximately $0.2 million.

The lease term for our office in Gdynia, Poland was revised during 2021 for an amended period to May 31, 2025. The gross rent per year is approximately $64,000.

The lease term for our office in Houston, USA commenced on March 14, 2023 and is for an initial period of 2 years. The gross rent per year is approximately $60,000.

The lease term for our office in Manila, Philippines commenced in April 2022 and expires in July 2025. The gross rent per year for our office lease is approximately $0.1 million.

Item 4A.	Unresolved Staff Comments
None.

Item 5	Operating and Financial Review and Prospects

A.	Operating Results
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
Overview

We are the owner and operator of 56 liquefied gas carriers, which includes the world’s largest fleet of handysize liquefied gas carriers. We also own a 50% share in an Ethylene Export Terminal at Morgan’s Point, Texas on the Houston Ship Channel through our Export Terminal Joint Venture. We provide international and regional seaborne transportation services of petrochemical gases, LPG and ammonia for energy companies, industrial users and commodity traders. These gases are transported in liquefied form, by applying cooling and/or pressure, to reduce volume by up to 900 times depending on the cargo, making their transportation more efficient and economical.

We employ our vessels through a combination of time charters, voyage charters and COAs. As of December 31, 2023 of our current 56 vessels, nine are commercially managed through an independent commercially managed Pool, the Unigas Pool, and we employed the other 47 vessels under a combination of time charters, COA’s and voyage charters on the spot market 12 of which are operated through the Luna Pool. As of December 31, 2023, 38 vessels were employed under time charters (December 31, 2022: 34 vessels), one was employed under a contract of affreightment (December 31, 2022: one vessel) and five were employed in the spot market (December 31, 2022: nine vessels). Our 47 operated vessels earned an average time charter equivalent rate of approximately $26,886 per vessel per day ($817,782 per vessel per calendar month) during the year ended December 31, 2023, compared to approximately $23,317 per vessel per day ($709,278 per vessel per calendar month) for the year ended December 31, 2022.

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

In November 2022, we announced our intention to participate in a capital project under our Export Terminal Joint Venture, together with our joint venture partner, to extend the Ethylene Export Terminal, under the existing joint venture agreement. When completed, the Terminal Expansion Project is expected to provide significant additional ethylene refrigeration capacity for the Export Terminal Joint Venture (expanding the Ethylene Export Terminal's export capacity of ethylene from approximately one million tons per year to at least 1.55 million tons per year). Construction of the expansion has commenced and is expected to be completed in the second half of 2024, at which time the additional terminal capacity would begin commercial service. The total capital contributions required from us to the Export Terminal Joint Venture for the Terminal Expansion Project are expected to be approximately $130 million, of which $35 million has been contributed as of December 31, 2023.

Vessel Contracts

We generate revenue by providing seaborne transportation services to customers pursuant to the following five types of contractual relationships:
Time Charters. A time charter is a contract under which a vessel is chartered for a defined period of time at a fixed daily or monthly rate. Under time charters, we are responsible for providing crewing and other vessel operating services, the cost of which is intended to be covered by the fixed rate, while the customer is responsible for substantially all of the voyage expenses, including any bunker fuel consumption, port expenses and canal tolls. LPG is typically transported under a time charter arrangement, generally with a term of 12 months. However, 22 of our 38 time charters at December 31, 2023 are for charters exceeding 12 months. For the year ended December 31, 2023 approximately 64.3% of our revenue was generated pursuant to time charters, compared to approximately 60.6% for the year ended December 31, 2022.
Voyage Charters. A voyage charter or spot charter is a contract, typically for shorter intervals, for transportation of a specified cargo between two or more designated ports. This type of charter is priced on a current or “spot” market rate, typically on a price per ton of product carried rather than a daily or monthly rate. Under voyage charters, we are responsible for all of the voyage expenses in addition to providing the crewing and other vessel operating services. Petrochemical gases have typically been transported pursuant to voyage charters, as the seaborne transportation requirements of petrochemical product traders have historically resulted from a particular product arbitrage at a point in time. For the year ended December 31, 2023, approximately 23.8% of our revenue was generated pursuant to voyage charters, compared to approximately 30.9% for the year ended December 31, 2022.

Contracts of Affreightment. A contracts of affreightment("COA") is a contract to carry specified quantities of cargo, usually over prescribed shipping routes, on a fixed price per ton basis (often subject to fuel price or other adjustments) over a defined period of time. As such, a COA essentially consists of a number of voyage charters to carry a specified amount of cargo over a specified time period (i.e. the term of the COA), which can span several months or potentially years. Similar to a voyage charter, we are typically responsible for all voyage expenses in addition to providing all crewing and other vessel operating services when trading under a COA. For the year ended December 31, 2023, approximately 11.9% of our revenue was generated pursuant to COAs, compared to approximately 8.5% for the year ended December 31, 2022.
Operating Revenues—Luna Pool Collaborative Arrangements. Operating revenues – Luna Pool collaborative arrangements represent our share of pool net revenues generated by the other participant’s vessels in the pool. Luna Pool earnings are aggregated and then allocated (after deducting pool overheads and manager’s fees) to the pool participants in accordance with the pooling agreement. For the year ended December 31, 2023, operating revenues from Luna Pool collaborative arrangements represented less than 1.0% of our total operating revenues compared to approximately 4.4% for the year ended December 31, 2022. The collaborative arrangement ended following the acquisition by us of the final vessel, Navigator Vega, on April 13, 2023.
Unigas Pool. – Revenue from the Unigas Pool represents our share of pool net revenues earned from our vessels operating within the independent commercially managed Unigas Pool, based on agreed pool points. For the year ended December 31, 2023, Unigas Pool revenues represented approximately 9.1% of our total operating revenues compared to approximately 9.8% for the year ended December 31, 2022.

Vessels operating on time charters and longer-term COAs provide more predictable cash flows but can potentially yield lower profit margins than vessels operating in the spot charter market during periods of favorable market conditions. Accordingly, as a result of a portion of our fleet being committed on time charters and COAs, we will be unable to take full advantage of improving charter rates to the same extent as we would if our vessels were employed only on spot charters. Conversely, vessels operating in the spot charter market generate revenue that is less predictable, but they may enable us to capture increased profit margins during periods of improving charter rates. However, operating in the spot charter market exposes us to the risks of declining vessel charter rates and relatively lower utilization rates as compared to time charters and certain COAs, which may have a materially adverse impact on our financial performance. Notwithstanding these risks, we believe that providing liquefied gas transportation services in the spot charter market is important, as it provides us with greater insight into market trends and opportunities.

We believe that the size and versatility of our fleet, which enables us to carry the broadest set of liquefied gases subject to seaborne transportation across a diverse range of conditions and geographies, together with our track record of operational excellence, positions us as the partner of choice for many companies requiring seaborne liquefied gas transportation and distribution solutions. In addition, we believe that the versatility of our fleet affords us with backhaul and triangulation opportunities not available to many of our competitors, thereby providing us with opportunities to increase utilization and profitability. We seek to enhance our returns through a flexible, customer-driven chartering strategy that combines a base of time charters and COAs with more opportunistic, higher-rate spot voyage charters.

Important Financial and Operational Terms and Concepts

We use a variety of financial and operational terms and concepts in the evaluation of our business and operations. These include the following:
Operating Revenues. Our operating revenues include revenue from time charters, spot or voyage charters, COA’s and pool arrangements. Operating revenues are affected by the mix of business between time charters, voyage charters and pool arrangements, as well as charter rates and the number of days each vessel operates. Rates for voyage charters are more volatile as they are typically tied to prevailing market rates at the time of the voyage. Historically, voyage charters have usually represented a smaller proportion of our annual operating revenue, but this can change as we transport more petrochemicals, including ethylene, typically by voyage charters or COAs.
Brokerage Commissions. Brokerage commissions are costs remitted to shipping brokers for arranging business between us and our customers for our vessels and are calculated as a percentage of charter hire.
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
Voyage Expenses—Luna Pool collaborative arrangements. Voyage expenses – Luna Pool collaborative arrangements represent the other participant’s share of pool net revenues generated by our vessels in the pool. The arrangement ending following the acquisition by us of the final vessel, Navigator Vega, on April 13, 2023.
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

In connection with providing us with technical management for our fleet, NMM and PGS currently receive crewing and technical management fees of approximately $0.2 million per vessel per year, which fees are considered to be vessel operating expenses. Certain vessels which are under in-house technical management have the crewing function managed by one of our third-party technical managers for a fee. Our technical and crew management agreements continue until terminated on at least three months’ notice by either party, subject to certain exceptions. As of December 31, 2023, we managed 36 of the vessels in our fleet in-house.

Depreciation and Amortization. Depreciation and amortization expense consists of:
•charges related to the depreciation of the historical cost of our fleet (or the revalued amount), less the estimated residual value of our vessels, calculated on a straight-line basis over their useful life, which was estimated to be 25 years with effect from January 1, 2022 (previously their useful life was estimated to be between 25 and 30 years); and
•charges related to the amortization of capitalized drydocking expenditures relating to our fleet over the period between drydockings.
General and Administrative Costs. General and administrative costs principally consist of the costs incurred in operating our London, Copenhagen, Gdynia, Houston and Manila offices, which manage our chartering, operations, technical management, accounting and administrative functions; our advisors’ services, including ongoing internal and external audit costs, taxation, legal and corporate services; and certain costs and expenses attributable to our board of directors. Please read “Item 4—Information on the Company—Business Overview—Commercial Management of the Fleet.” We incur additional expenses as a result of being a publicly-traded corporation, including costs associated with maintaining internal controls, quarterly and annual reports to shareholders and SEC filings, investor relations and NYSE annual listing fees. We may also grant equity compensation that would result in an expense to us. Please read “Item 6—Directors, Senior Management and Employees—Compensation—Equity Compensation Plans—2013 Long-Term Incentive Plan and equity Compensation Plans—2023 Long-Term Incentive Plan.”
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
Interest expense and interest income. Interest expense depends on our level of borrowings and may also change with prevailing interest rates, although our interest rate swaps or other derivative instruments may reduce the effect of these changes. Interest income will depend on prevailing interest rates and the level of our cash deposits and restricted cash deposits. Interest expense may also depend on our consolidated lessor VIE entity’s overall level of borrowing, including costs associated with such borrowing. For additional detail refer to Note 8. Variable Interest Entities to our consolidated financial statements.
Drydocking. We must periodically drydock each of our vessels for repairs and maintenance, for inspection of the underwater parts of the vessel that cannot be performed while the vessels are operating, and for any modifications to comply with industry certification or regulatory requirements. We are required to drydock a vessel once every five years until it reaches 15 years of age, after which we are required to drydock the applicable vessel approximately every two and a half years.

We capitalize costs associated with the drydockings in accordance with U.S. GAAP and amortize these costs on a straight-line basis over the period to the next scheduled drydocking of the vessel. Costs incurred during the drydocking period which relate to routine repairs and maintenance are expensed as incurred. The number of drydockings undertaken in a given period and the nature of the work performed determine the level of drydocking expenditures.
Ownership Days. We define ownership days as the aggregate number of days in a period that each vessel in our fleet is owned by us. Ownership days are an indicator of the size of our fleet over a period and the potential amount of revenue and expenses that we may record in a period.
Available Days. We define available days as ownership days less aggregate offhire days associated with major scheduled maintenance, which principally includes drydockings, special or intermediate surveys, vessel upgrades or major repairs. We use available days to measure the number of days in a period that our operated vessels should be capable of generating revenue.
Earning Days. We define earning days as available days less the aggregate number of days that our operated vessels are not generating revenue, which includes idle days and offhire days for any reason other than major scheduled maintenance. We use earning days to measure the aggregate number of days in a period that our operated vessels are servicing our customers.
Fleet Utilization. We define fleet utilization as the total number of earning days in a period divided by the total number of available days during that period.
Time Charter Equivalent. Time Charter Equivalent ("TCE") is a measure of the average daily revenue performance of a vessel. TCE is not calculated in accordance with U.S. GAAP. For all charters, we calculate TCE by dividing total operating revenues (excluding collaborative arrangements and revenues from the Unigas Pool), less any voyage expenses (excluding collaborative arrangements), by the number of earning days for the relevant period. TCE rates exclude the effects of the collaborative arrangements, as earning days and fleet utilization, on which TCE rates are based, are calculated for our owned vessels, and not an average of all pool vessels. Under a time charter, the charterer pays substantially all of the vessel voyage related expenses, whereas for voyage charters, also known as spot market charters, we pay all voyage expenses. TCE rate is a shipping industry performance measure used primarily to compare period-to-period changes in a company’s performance despite changes in the mix of charter types (i.e., spot charters, time charters and contracts of affreightment) under which the vessels may be employed between the periods Our calculation of TCE may not be comparable to that reported by other companies.
Daily Vessel Operating Expenses. Daily vessel operating expenses are calculated by dividing vessel operating expenses by ownership days for the relevant time period.

Results of Operations
Factors Affecting Comparability

You should consider the following factors when evaluating our historical financial performance and assessing our future prospects:
•Investment in the Export Terminal Joint Venture. The Ethylene Export Terminal was fully operational from January 2021, although it had some limited commercial operations prior to that time. There were 986,666 tons of ethylene throughput at the terminal during 2023, compared to 987,529 tons exported during 2022. The results from the Export Terminal Joint Venture are shown as “Share of results of equity method investments” on our consolidated statements of operations.

We, together with Enterprise Products Partners L.P, our joint venture partner, have agreed to the Terminal Expansion             Project, which is expected to increase the Export Terminal Joint Venture capacity from approximately one million tons per year to at least 1.55 million tons per year. Construction has commenced and is expected to be completed in the fourth quarter of 2024. The total capital contributions required from us to the Export Terminal Joint Venture for the cost of construction of the Terminal Expansion Project is expected to be approximately $130 million. Our capital contribution for our share of the construction cost of the Terminal Expansion Project began in the second quarter of 2023 and are expected to end in the fourth quarter of 2024. We expect to fund such capital contributions using a combination of cash on hand, distributions from the Export Terminal Joint Venture during the course of the expansion and additional debt financing.
•We have been increasing the size of our fleet. In August 2021, the Company entered into the Ultragas Transaction with Ultranav to combine the Ultragas fleet and business activities with Navigator, by acquiring 18 wholly owned vessel owning entities The acquired fleet comprised:
•seven modern 22,000cbm handysize semi-refrigerated vessels; and
•five smaller 12,000cbm ethylene vessels and six gas carriers in the 3,770-9,000 cbm range, two of which were subsequently sold, and three of which are ethylene capable. The existing nine vessels are commercially managed within the independent Unigas Pool.

The Navigator Greater Bay Joint Venture acquired five vessels:
•two 17,000cbm 2018-built ethylene-capable liquefied gas carriers; and
•three 22,000cbm 2019-built ethylene-capable liquefied gas carriers during the years ended December 31, 2023 and December 31, 2022.
•We will have different financing arrangements. Our current financing arrangements may not be representative of our historical arrangements or the arrangements we will enter into in the future. We may amend our existing credit facilities or enter into other financing arrangements.

•In December 2022, the Company entered into a new $151.3 million term credit facility to finance the vessels acquired by the Navigator Greater Bay Joint Venture. As of December 31, 2023, we had fully drawn down on this facility.

•In March 2023, the Company entered into a new $200 million secured term loan facility to refinance two maturing term loan and revolving credit facilities of $220 million and $160.8 million respectively. As of December 31, 2023, we had fully drawn down on this facility.

•Our results are affected by fluctuations in the fair value of our derivative instruments. The change in the fair value of our derivative instruments is included in our net income, which has fluctuated in 2023 as forward interest rates have decreased. Please read Note 3. Derivative Instruments Accounted for at Fair Value and Note 17. Cash, Cash Equivalents and Restricted Cash to our consolidated financial statements.

Results of Operations for the Year Ended December 31, 2023 Compared to the Year Ended December 31, 2022
The following table compares our operating results for the years ended December 31, 2023 and 2022:

	Year ended December 31, 2022	Year ended December 31, 2023	Percentage change
	(in thousands, except percentages)
Operating revenues	$405,346	$493,339	21.7%
Operating revenues—Unigas Pool	46,345	50,043	8.0%
Operating revenues—Luna Pool collaborative arrangements	22,101	7,355	(66.7)%
Total operating revenues	473,792	550,737	16.2%

Brokerage commissions	5,900	6,923	17.3%
Voyage expenses	78,674	74,509	(5.3)%
Voyage expenses—Luna Pool collaborative arrangements	20,716	5,561	(73.2)%
Vessel operating expenses	159,266	170,952	7.3%
Depreciation and amortization	126,220	129,202	2.4%
Profit from sale of vessels	(4,721)	(4,797)	1.6%
General and administrative costs	27,439	31,213	13.8%
Other income	(364)	(60)	(0.8)%
Total operating expenses	413,130	413,503	0.1%

Operating income	60,662	137,234	126.2%
Foreign currency exchange gain on senior secured bonds	6,589	—	—
Realized loss on cross currency interest rate swap	(6,270)	—	—
Unrealized gain/(loss) on non-designated derivative instruments	25,124	(7,282)
Interest expense	(50,840)	(64,898)	27.7%
Loss on repayment of senior bonds	(1,102)	—	—
Write off of deferred financing costs	(212)	(171)	(19.1)%
Interest income	1,082	5,707	427.4%
Income before income taxes and share of results of equity method investments	35,033	70,590	101.5%
Income taxes	(5,949)	(4,325)	(27.3)%
Share of results of equity method investments	25,794	20,607	(20.1)%
Net income	54,878	86,872	58.3%
Net income attributable to non-controlling interests	(1,405)	(4,617)	228.6%
Net income attributable to stockholders of Navigator Holdings Ltd.	$53,473	$82,255	53.8%

Operating Revenues. Operating revenues, net of address commissions, increased $88.0 million or 21.7% to $493.3 million for the year ended December 31, 2023, from $405.3 million for the year ended December 31, 2022. This increase was primarily due to:
•an increase in operating revenues of approximately $22.9 million attributable to an increase in vessel available days of 1,103 days, or 7.01% for the year ended December 31, 2023, compared to the year ended December 31, 2022. This increase in available days is primarily as a result of five additional vessels from the Navigator Greater Bay Joint Venture being part of the fleet for the year ended December 31, 2023.
•an increase in operating revenues of approximately $53.5 million attributable to an increase in average monthly time charter equivalent rates, which increased to an average of $26,886 per vessel per day ($817,782 per vessel per calendar month) for the year ended December 31, 2023, compared to an average of approximately $23,317 per vessel per day ($709,278 per vessel per calendar month) for the year ended December 31, 2022;
•an increase in operating revenues of approximately $15.8 million attributable to an increase in fleet utilization which rose to 92.5% for the year ended December 31, 2023 compared to 89.0% for the year ended December 31, 2022; and
•an decrease in operating revenues of approximately $4.2 million primarily attributable to an decrease in pass through voyage costs for the year ended December 31, 2023, compared to the year ended December 31, 2022.

The following table presents selected operating data for the years ended December 31, 2023 and December 31, 2022, which we believe is useful in understanding the basis of movements in operating revenues. It does not include our nine owned smaller vessels in the independent commercially managed Unigas Pool as of December 31, 2023:

* Fleet Data	Year Ended December 31, 2022	Year Ended December 31, 2023
Weighted average number of vessels	43.9	47.3
Ownership days	16,047	16,992
Available days	15,741	16,844
Earning days	14,010	15,578
Fleet utilization	89.0%	92.5%
** Average daily time charter equivalent rate	$23,317	$26,886

* Fleet Data - Our nine owned smaller vessels in the independent commercially managed Unigas Pool and the vessels owned by Pacific Gas in our Luna Pool prior to their acquisition by the Navigator Greater Bay Joint Venture are not included in this data.

** Non-GAAP Financial Measure—Time charter equivalent: Time charter equivalent (“TCE”) is a measure of the average daily revenue performance of a vessel. TCE is not calculated in accordance with U.S. GAAP. For all charters, we calculate TCE by dividing total operating revenues (excluding collaborative arrangements and revenues from the Unigas Pool), less any voyage expenses (excluding collaborative arrangements), by the number of earning days for the relevant period. TCE excludes the effects of the collaborative arrangements, as earning days and fleet utilization, on which TCE is based, is calculated for our owned vessels, and not the average of all pool vessels. Under a time charter, the charterer pays substantially all of the vessel's voyage related expenses, whereas for voyage charters, also known as spot market charters, we pay all voyage expenses. TCE is a shipping industry performance measure used primarily to compare period-to-period changes in a company’s performance despite changes in the mix of charter types (i.e., voyage charters, time charters and contracts of affreightment) under which the vessels may be employed. We include average daily TCE as we believe it provides additional meaningful information in conjunction with net operating revenues. Our calculation of TCE may not be comparable to that reported by other companies.

Reconciliation of Operating Revenues to TCE rate

The following table presents a reconciliation of operating revenues to TCE rate. Operating revenues are the most directly comparable financial measure calculated in accordance with U.S. GAAP for the periods presented.

Fleet Data*	Year Ended December 31, 2022	Year Ended December 31, 2023
	(in USD thousands except for earning days)
Operating revenues	405,346	493,339
Voyage expenses	78,674	74,509
Operating revenues less Voyage expenses	326,672	418,830
Earning days	14,010	15,578
Average daily time charter equivalent rate	$23,317	$26,886

* Fleet Data - Our nine owned smaller vessels in the independent commercially managed Unigas Pool and the vessels owned by Pacific Gas in our Luna Pool prior to their acquisition by the Navigator Greater Bay Joint Venture are not included in this data.
Operating Revenues—Unigas Pool. Operating revenues—Unigas Pool was $50.0 million for the year ended December 31, 2023, and represents our share of the revenue earned from our vessels operating within the independent commercially managed Unigas Pool, based on agreed pool points, compared to $46.3 million for the year ended December 31, 2022.

Operating Revenues—Luna Pool Collaborative Arrangements. Operating revenues—Luna Pool collaborative arrangements was $7.4 million for the year ended December 31, 2023, compared to $22.1 million for the year ended December 31, 2022. Operating revenues – Luna Pool collaborative arrangements represent our share of pool net revenues generated by the other participant’s vessels in the pool. The decrease was primarily as a result of the collaborative arrangement ending following the acquisition by us of the final vessel, Navigator Vega, on April 13, 2023
Brokerage Commissions. Brokerage commissions, which typically vary between 1.25% and 2.5% of charter hire, increased by 17.3% to $6.9 million for the year ended December 31, 2023, compared to $5.9 million for the year ended December 31, 2022. This increase was primarily due to an increase in operating revenues on which brokerage commissions are based.
Voyage Expenses. Voyage expenses decreased by 5.3% to $74.5 million for the year ended December 31, 2023, from $78.7 million for the year ended December 31, 2022. The decrease is primarily due to less voyage expenses for the vessels in the fleet for the year ended December 31, 2023, compared to the year ended December 31, 2022. These voyage expenses are pass through costs, corresponding to an decrease in operating revenues of the same amount.
Voyage Expenses—Luna Pool Collaborative Arrangements. Voyage expenses—Luna Pool collaborative arrangements were $5.6 million for the year ended December 31, 2023, compared to $20.7 million for the year ended December 31, 2022. Voyage expenses—Luna Pool collaborative arrangements represent the other participant’s share of pool net revenues generated by our vessels in the pool. The decrease was primarily as a result of the collaborative arrangement ending following the acquisition by us of the final vessel Navigator Vega on April 13, 2023. The net effect after deducting voyage expenses – Luna Pool collaborative arrangements from operating revenues – Luna Pool collaborative arrangements was that the other participant’s vessels contributed $1.8 million to our vessels in the Luna Pool for the year ended December 31, 2023 compared to $1.4 million for the year ended December 31, 2022.
Vessel Operating Expenses. Vessel operating expenses increased by 7.3% to $171.0 million for the year ended December 31, 2023, from $159.3 million for the year ended December 31, 2022, primarily as a result of additional vessels in the fleet. Average daily vessel operating expenses increased by $221 per vessel per day, or 2.7%, to $8,431 per vessel per day for the year ended December 31, 2023, compared to $8,210 per vessel per day for the year ended December 31, 2022.
Depreciation and Amortization. Depreciation and amortization increased by $3.0 million or 2.4% to $129.2 million for the year ended December 31, 2023, from $126.2 million for the year ended December 31, 2022. Depreciation and amortization included amortization of capitalized drydocking costs of $18.6 million and $18.0 million for the year ended December 31, 2023 and December 31, 2022 respectively.
Impairment Losses on Vessels. There were no impairment losses on vessels for the years ended December 31, 2023 and December 31, 2022.

General and Administrative Costs. General and administrative costs increased by $3.8 million or 13.8% to $31.2 million for the year ended December 31, 2023, from $27.4 million for the year ended December 31, 2022. The increase in general and administrative costs was primarily due increases in director and staff costs, professional fees, and legal and project fees.
Other Income. Other income was $0.1 million for the year ended December 31, 2023 and $0.4 million for the year and December 31, 2022, and consists of that portion of the management fees for commercial and administrative activities performed by the Company for the Luna Pool, relating to the other participant’s vessels.
Non-operating Results

Foreign Currency Exchange Gain on Senior Secured Bonds. The exchange gains relates to movements on our senior secured bonds issued in 2018 (the “2018 Bonds”), which were denominated in Norwegian Kroner and as of December 23, 2022 these bonds were fully redeemed.
Realized Loss on Cross Currency Interest Rate Swap. The realized loss of $6.3 million for the year ended December 31, 2022 relates to the movement in the fair value of our cross-currency interest rate swap between December 31, 2021 and the actual value of the swap on December 23, 2022, when our 2018 Bonds were redeemed. No similar derivatives were settled or terminated in 2023 and no hence losses or gains were realized.
Unrealized Loss/Gain on Non-designated Derivative Instruments. The unrealized loss of $7.3 million on non-designated derivative instruments relates to the fair value movement in our interest rate swaps for the year ended December 31, 2023 as a result of a decrease in SOFR forward rates relative to the fixed rates in our interest rate swaps. This compares to an unrealized gain on a non-designated derivative interest rate swaps for the year ended December 31, 2022 of $25.1 million.

Interest Expense. Interest expense increased by $14.1 million, or 27.7%, to $64.9 million for the year ended December 31, 2023, from $50.8 million for the year ended December 31, 2022. This is primarily as a result of increases in U.S. LIBOR and SOFR rates and the draw down of facilities that provided financing for the acquisition of five ethylene carriers by the Navigator Greater Bay Joint Venture.
Loss on repayment of senior bonds. The redemption of our 2018 Bonds, pursuant to which we redeemed all of the outstanding principal amount on December 23, 2022, resulted in $1.1 million of redemption premium charges.
Income Taxes. For the year ended December 31, 2023, our income tax expense was $4.3 million, a decrease of $1.6 million compared to an income tax expense of $5.9 million for the year ended December 31, 2022. Income taxes relate to taxes on our subsidiaries incorporated in the United States of America, in particular earnings from the Ethylene Export Terminal; in the United Kingdom and Poland for management and other fees from affiliates; in Denmark, for Danish tonnage tax; in Singapore for interest earned from loans to our variable interest entity in Indonesia; and our consolidated VIE, incorporated in Malta. This decrease in income taxes for the year ended December 31, 2023 is primarily as a result of movements in deferred tax on our portion of the profits from the Ethylene Export Terminal.
Share of Result of Equity Method Investments. The share of result of the Company’s 50% ownership in the Export Terminal Joint Venture was income of $20.6 million for the year ended December 31, 2023, compared to $25.8 million for the year ended December 31, 2022 and $11.1 million for the year ended December 31, 2021. This decrease is a result of higher gas prices resulting in reduced throughput rates and marginally lower volumes exported through the Ethylene Export Terminal, which were 986,666 tons for the year ended December 31, 2023 compared to 987,529 tons for the year ended December 31, 2022.
Non-Controlling Interests. We entered into a sale and leaseback arrangement in November 2019 with a wholly-owned special purpose vehicle of a financial institution (“Lessor SPV”). Although we do not hold any equity investments in this Lessor SPV, we have determined that we are the primary beneficiary of this entity and accordingly we are required to consolidate this Variable Interest Entity ("VIE") into our financial results. In September 2022, the Company entered into the Navigator Greater Bay Joint Venture to acquire five ethylene vessels, Navigator Luna, Navigator Solar, Navigator Castor, Navigator Equator and Navigator Vega. The joint venture is owned 60% by the Company and 40% by Greater Bay Gas. The Navigator Greater Bay Joint Venture is accounted for as a consolidated subsidiary in our consolidated financial statements, with the 40% owned by Greater Bay Gas accounted for as a non-controlling interest. Net income attributable to non-controlling interests was $4.6 million for the year ended December 31, 2023 compared to $1.4 million for the year ended December 31, 2022.
Results of Operations for the Year Ended December 31, 2022 compared to the Year Ended December 31, 2021.

See “Item 5—Operating and Financial Review and Prospects—operating Results—Results of Operations for the Year Ended December 31, 2022 compared to Year Ended December 31, 2021” in our Annual Report on Form 20-F for the year ended December 31, 2022 for a discussion of our results of operations for the year ended December 31, 2022 compared to the year ended December 31, 2021 and other financial information related to the year ended December 31, 2022.

B.	Liquidity and Capital Resources

Liquidity and Cash Needs

Our primary sources of funds are cash and cash equivalents, cash from operations, undrawn bank borrowings and proceeds from bond issuances. As of December 31, 2023, we had cash, cash equivalents and restricted cash of $158.2 million along with $23.8 million available to be drawn down under a secured revolving credit facility.

Our secured term loan facilities and revolving credit facilities require that the borrowers have liquidity of no less than (i) $35.0 million or $50.0 million, as applicable to the relevant loan facility, or (ii) 5% of total debt (which was $45.1 million as of December 31, 2023), whichever is greater. Please see “—Secured Term Loan Facilities and Revolving Credit Facilities”, and “2020 Senior Unsecured Bonds” below.

Our primary uses of funds are drydocking and other vessel maintenance expenditures, voyage expenses, vessel operating expenses, general and administrative costs, expenditures incurred in connection with ensuring that our vessels comply with international and regulatory standards, financing expenses, quarterly repayment of bank loans and the Terminal Expansion Project. We also expect to use funds in connection with our Return of Capital policy. In addition our medium-term and long-term liquidity needs relate to debt repayments, repayment of bonds, potential future vessel newbuildings, related investments, vessel acquisitions, and or related port or terminal projects.

As of December 31, 2023, we had $906.1 million in outstanding obligations, which includes principal repayments on long-term debt, including our bonds, commitments in respect of the Navigator Aurora Facility (as described below) and office lease commitments. Of the total outstanding obligations, $124.1 million is scheduled for repayment during the year ending December 31, 2024, and $782.1 million is scheduled for repayment after December 31, 2024.

The total capital contributions required from us to the Export Terminal Joint Venture for our share of the construction cost of the Terminal Expansion Project is expected to be approximately $130 million, of which we had made capital contributions of $35 million as of December 31, 2023. Our capital contributions for our share of the construction cost of the Terminal Expansion Project began in the second quarter of 2023 and are expected to end in the fourth quarter of 2024. We expect to fund the remaining capital contribution of $94.9 million using a combination of cash on hand, distributions from the Export Terminal Joint Venture during the course of the expansion and additional debt financing.

We believe, given our current cash balances, that our financial resources, including the cash expected to be generated by our operations within the year, will be sufficient to meet our liquidity and working capital needs for at least the next twelve months, taking into account our existing capital commitments and debt service requirements.

On October 18, 2022, the Company announced the Board’s authorization for a share repurchase program of up to $50 million of its common stock, to be implemented via open market purchases, privately negotiated transactions, or in accordance with an approved trading plan (under Rule 10b5-1). Additionally, on May 22, 2023, the Company announced an additional Return of Capital policy incorporating a new share repurchase plan pursuant to which we may repurchase up to an aggregate of $25 million of the Company’s shares of common stock, as well as a future dividend policy, subject to operating needs and other circumstances, proposing to pay a quarterly cash dividend of $0.05 per share (the “Fixed Element”) and return additional capital in the form of additional cash dividends and/or share repurchases, such that the Fixed Element and, if any, the variable component, together, equal 25% of net income for the applicable quarter.

As of March 27, 2024, the Company had purchased and cancelled 4,136,446 common shares for a total amount of $54.7 million (an average price of$13.23 per share), leaving $20.3 million remaining from the $50.0 million and $25 million authorizations.
Capital Expenditures

Liquefied gas transportation is a capital-intensive business, requiring significant investment to maintain an efficient fleet and to stay in regulatory compliance.

We currently have no newbuildings on order. However, we may place newbuilding orders or acquire additional vessels as part of our growth strategy, or we may invest further in terminal infrastructure, including the Terminal Expansion Project for our Ethylene Export Terminal, or other import or export terminals.

Cash Flows

The following table summarizes our cash, cash equivalents and restricted cash provided by/(used in) operating, financing and investing activities for the periods presented:

	Year Ended December 31,
	2021	2022	2023
	(in thousands)
Net cash provided by operating activities	$97,941	$130,308	$174,702
Net cash provided/(used in) by investing activities	33,057	29,725	(176,481)
Net cash (provided by)/used in financing activities	(66,094)	(128,225)	6,810
Effect of exchange rate changes on cash, cash equivalents and restricted cash	48	(2,837)	17
Net increase in cash, cash equivalents and restricted cash	$64,952	$28,971	$5,048
Net Cash Provided by Operating Activities. Net cash provided by operating activities for the year ended December 31, 2023 increased to $174.7 million, from $130.3 million for the year ended December 31, 2022, an increase of $44.4 million or 34.1%. This increase was primarily as a result of increased net income (after adding back depreciation and share of results of equity method investments) of $32.0 million; differences in changes in working capital movements of $30.1 million; offset by an increase in net gains on non-designated derivatives of $32.4 million.

Net cash flow from operating activities depends upon charter rates attainable, fleet utilization, fluctuations in working capital balances, repairs and maintenance activity, amount and duration of drydocks and changes in interest rates and foreign currency rates.

We are required to drydock each vessel once every five years until it reaches 15 years of age, after which we drydock vessels approximately every two and a half years. Drydocking each vessel, including travelling to and from the drydock, takes approximately 30 days in total. Drydocking days generally include approximately 5-10 days of voyage time to and from the drydocking shipyard and approximately 15-20 days of actual drydocking time. Seven of our vessels undertook scheduled drydockings during 2023, and fourteen of our vessels underwent scheduled drydockings in 2022.

We spend significant amounts of funds on scheduled drydocking for our vessels (including the cost of classification society surveys). As our vessels age and our fleet expands, our drydocking expenses will increase. We estimate the current cost of the five-year drydocking of one of our vessels is approximately $1.0 million, the ten-year drydocking cost is approximately $1.3 million, and the 15 and 17 year drydocking costs are approximately $1.5 million each. Ongoing costs for compliance with environmental regulations are primarily included as part of our drydocking, such as the requirement to install ballast water treatment plants, and classification society survey costs, with a balance included as a component of our operating expenses. Please see “Item 3—Key Information—Risk Factors—Risks Related to Our Business—Over the long-term, we will be required to make substantial capital expenditures to preserve the operating capacity of, and to grow, our fleet.”

Cash Provided by / (Used in) Investing Activities. Net cash used in investing activities of $176.5 million for the year ended December 31, 2023 primarily represents net proceeds from the sale of vessels of $20.7 million, distributions from our equity method investments of $30.8 million, offset by expenditure on vessels and equipment of $191.7 million and equity investments made of $36.6 million.

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

Cash (Used in) / Provided by Financing Activities. Net cash provided by financing activities of $6.8 million for the year ended December 31, 2023, principally relates to drawdowns on new term loan facilities of $323.6 million, offset by repayments of secured term loan facilities of $268.3 million, the repurchase of $9.0 million our unsecured bond, the repurchase of the Company’s shares pursuant to the share repurchase program in the amount of $48.7 million, as well as a repayment of $6.8 million on the Navigator Aurora Facility held within our consolidated lessor VIE.
Net cash used in financing activities of $128.2 million for the year ended December 31, 2022, principally relates to repayments of secured term loan facilities of $186.4 million, the repayment of the NOK Bond and the settlement of the related cross currency swap of $72.9 million, the repurchase of the Company’s shares pursuant to the share repurchase program in the amount of $5.5 million, as well as a repayment of $6.7 million on the Navigator Aurora Facility held within our consolidated lessor VIE, offset by drawdowns on new term loan facilities of $139.3 million.
Cash Flows for the Year Ended December 31, 2022 compared to the Year Ended December 31, 2021. See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Cash Flows” in our Annual Report on Form 20-F for the year ended December 31, 2022 for a discussion of our cash flows for the year ended December 31, 2022 compared to the year ended December 31, 2021.

Terminal Facility
General. In March 2019, Navigator Ethylene Terminals LLC (“Marine Terminal Borrower”), our wholly-owned subsidiary, entered into a Credit Agreement (the “Terminal Facility”) with ING Capital LLC and SG Americas Securities, LLC for a maximum principal amount of $75 million, to be used for the payment of our capital contributions to the Export Terminal Joint Venture to cover our share of construction costs of the Ethylene Export Terminal.
Term and Facility Limits. The Terminal Facility converted from an initial construction loan to a term loan with a final maturity of December 31, 2025. Based on the committed throughput agreements for the Ethylene Export Terminal, a total of $69.0 million was drawn under the Terminal Facility of which $26.0 million was outstanding as of December 31, 2023.
Fees and Interest. Interest is payable under the Terminal Facility at a rate of Adjusted Daily Compounded SOFR plus 250 to 300 basis points over the remaining term of the facility, for interest periods of three or six months.

On July 2, 2020, we entered into floating-to-fixed interest rate swap agreements with ING Capital Markets LLC (“ING”) and Societe Generale (“SocGen”), with a termination date of December 31, 2025, to run concurrently with the Terminal Facility. Under these agreements, the notional amounts of the swaps are 80% of the amounts drawn and outstanding under the Terminal Facility. The interest rate receivable by the Marine Terminal Borrower under these interest rate swap agreements is Adjusted Daily Compounded SOFR calculated on a 360-day year basis, and the interest rate payable by the Marine Terminal Borrower under these interest rate swap agreements is 0.369% and 0.3615% per annum to ING and SocGen respectively, calculated on a 360-day year basis. Please read "Note 3. Derivative Instruments Accounted for at Fair Value to our consolidated financial statement".
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
Restrictive Covenants. Following completion of the Ethylene Export Terminal, the Marine Terminal Borrower can only pay dividends if the Marine Terminal Borrower satisfies certain customary conditions, including maintaining a debt service coverage ratio for the immediately preceding four consecutive fiscal quarters and the projected immediately succeeding four consecutive fiscal quarters of not less than 1.20 to 1.00 and no default or event of default has occurred or is continuing. The Terminal Facility also limits the Marine Terminal Borrower from, among other things, incurring indebtedness or entering into mergers and divestitures. The Terminal Facility also contains general covenants that will require the Marine Terminal Borrower to vote its interest in the Export Terminal Joint Venture to cause the Export Terminal Joint Venture to maintain adequate insurance coverage and maintain its property (but only to the extent the Marine Terminal Borrower has the power under the organizational documents of the Export Terminal Joint Venture to cause such actions).
Security. The loans under the Terminal Facility are secured by first priority liens on the rights to the Marine Terminal Borrower’s distributions from the Export Terminal Joint Venture, the Marine Terminal Borrower’s assets and properties, and the equity interests of Navigator Terminal Invest Ltd., in the Marine Terminal Borrower.
Secured Term Loan Facilities and Revolving Credit Facilities
Navigator Gas L.L.C., our wholly-owned subsidiary, and certain of our vessel-owning subsidiaries have entered into various secured term loan facilities and revolving credit facilities, as summarized in the table below, beginning in October 2016, or the “October 2016 Secured Term Loan and Revolving Credit Facility”; and in June 2017, or the “June 2017 Secured Term Loan and Revolving Credit Facility”; and in March 2019, or the “March 2019 Secured Term Loan Facility”; and in September 2020, or the “September 2020 Secured Revolving Credit Facility”; and in December 2022, or the “December 2022 Secured Term Loan and Revolving Credit Facility”.

In August 2021, as part of the Ultragas Transaction, the Company became guarantor for a series of Senior Secured Term Loan Facilities, previously entered into by Othello Shipping Company S.A. or certain of its wholly owned vessel owning entities. These were an “August 2021 Amendment and Restatement Agreement” to a 2019 Senior Term Loan Facility with Danmarks Skibskredit A/S; an October 2013 Senior Secured Term Loan Facility with Deutsche Bank, or the “DB Credit Facility A”; an October 2013 Senior Secured Term Loan Facility with Banco Santander and Korea Finance Corporation, or the “Santander Credit Facility A”; a July 2015 Senior Secured Term Loan Facility with Deutsche Bank, or the “DB Credit Facility B”; and a July 2015 Senior Secured Term Loan Facility with Banco Santander, or the “Santander Credit Facility B”.

In December 2022, the Navigator Greater Bay Joint Venture entered into a facility to finance an ethylene-capable handysize vessel acquired from Pacific Gas, along with four other ethylene-capable handysize vessels which were subsequently acquired from Pacific Gas, or the “Greater Bay JV secured term loan”.

In March 2023, the Company entered into a senior secured term loan to refinance the June 2017 secured term loan and revolving credit facility and the October 2016 secured term loan and revolving credit facility that were due to mature in June and October 2023, respectively, or the “March 2023 Secured Term Loan."

Collectively, we refer to the debt thereunder as our “Secured Facilities.” Proceeds of the loans under our Secured Facilities are used to refinance existing secured facilities, to finance newbuildings, for acquisitions and for general corporate purposes. Please read "Note 9. Secured Term Loan Facilities and Revolving Credit Facilities £ to our consolidated financial statements."

The table below summarizes our secured term loan and revolving credit facilities as of December 31, 2023:

Facility agreement date	Original facility amount	Principal amount outstanding	Undrawn amount at December 31, 2023	Interest rate	Loan maturity date
	(in millions)
March 2019 Secured Term Loan Facility	$107.0	$63.5	$—	Term SOFR + 266 BPS	March 2025
September 2020 Secured RCF	210.0	158.2	—	Comp SOFR + 276 BPS	September 2025
October 2019*	69.1	41.3	—	Term SOFR + 201 BPS	October 2026
August 2021 Amendment and Restatement Agreement	67.0	40.8	—	Fixed 378 BPS	June 2026
DB Credit Facility A	57.7	15.6	—	Comp SOFR + 247 BPS	April 2027
Santander Credit Facility A	81.0	23.6	—	Comp SOFR + 247 BPS	May 2027
DB Credit Facility B	60.9	26.6	—	Comp SOFR + 247 BPS	December 2028
Santander Credit Facility B	55.8	25.6	—	Comp SOFR + 247 BPS	January 2029
December 2022 Secured Term Loan and RCF	111.8	72.3	23.8	Term SOFR + 209 BPS	September 2028
Greater Bay JV Secured Term Loan	151.3	141.8	—	Term SOFR + 220 BPS	December 2029
March 2023 Secured Term Loan	200.0	175.0	—	Comp SOFR + 210 BPS	March 2029
Total	$1,171.6	$784.3	$23.8

*
The October 2019 loan relates to the Navigator Aurora facility held within a lessor entity (for which legal ownership resides with financial institutions) that we are required to consolidate under U.S. GAAP into our financial statements as a variable interest entity (Please read "Note 8. Variable Interest Entities" to our consolidated financial statement).

Fees and Interest. We paid arrangement and agency fees at the time of the closing of our secured term loan and revolving credit facilities. Agency fees are also due annually. Interest on amounts drawn is payable at a rate of SOFR or U.S. LIBOR, in each case plus a bank margin, for interest periods of one, three or six months or longer if agreed by all lenders in accordance with each facility.
Term and Facility Limits

Please also read "Note 9 - Secured Term Loan Facilities and Revolving Credit Facilities" to our consolidated financial statements.

October 2016 Secured Term Loan and Revolving Credit Facility. The October 2016 secured term loan and revolving credit facility had a term of seven years from the first utilization date with a maximum principal amount of up to $220.0 million of which $165.0 million was available as an amortizing secured term loan and $55.0 million was available as a revolving credit facility.The aggregate fair market value of the collateral vessels was to be no less than 125% of the aggregate outstanding borrowings under the facility. Interest on amounts drawn was payable at a rate of U.S. LIBOR plus 260 basis points per annum. The facility was fully repaid on March 28, 2023 from the proceeds of a new secured term loan.
June 2017 Secured Term Loan and Revolving Credit Facility. The June 2017 secured term loan and revolving credit facility had a term of six years from the date of the agreement, with a maximum principal amount of $160.8 million and was entered into to re-finance a prior facility and for general corporate purposes. The facility had $100.0 million as a secured term loan and $60.8 million available as a revolving credit facility. The aggregate fair market value of the collateral vessels was to be no less than 125% of the aggregate outstanding borrowing under the facility. Interest on amounts drawn was payable at a rate of U.S. LIBOR plus 230 basis points per annum. The facility was fully repaid on March 28, 2023 from the proceeds of a new secured term loan.
March 2019 Secured Term Loan Facility. The March 2019 secured term loan facility has a term of six years from the date of the agreement and matures in March 2025. It has a maximum principal amount of $107.0 million and was entered to re-finance four of our vessels that were secured under our January 2015 secured term loan facility and that matured in June 2020. Under this agreement, the aggregate fair market value of the collateral vessels must be no less than 130% of the aggregate outstanding borrowing under the facility. Interest on amounts drawn is payable at a rate of Term SOFR plus 266 basis points per annum and $63.5 million was outstanding at December 31, 2023.
September 2020 Secured Revolving Credit Facility. The September 2020 secured revolving credit facility initially had a term of four years, with an option, subject to Lenders consent to extend the maturity date of the facility by 12 months to September 2025. On November 28, 2022, the Company entered into a supplemental amendment agreement to extend the facility by the 12-month option period, and at the same time converted the reference rate from U.S LIBOR to Compounded SOFR ("Comp SOFR") with effect from the subsequent loan rollover date, being December 31, 2022. Under the amended agreement, the aggregate fair market value of the collateral vessels must be no less than 130% of the aggregate outstanding borrowing under the facility. Interest on amounts drawn is payable at a rate of Comp SOFR plus 276 basis points per annum. and $158.2 million was outstanding at December 31, 2023.
August 2021 Amendment and Restatement Agreement. In August 2021, as a result of the Ultragas Transaction, the Company entered into the August 2021 Amendment and Restatement Agreement relating to a previously issued 2019 Senior Term Loan Facility, with four vessel owning entities as borrowers for a maximum principal amount of $66.95 million. The facility matures in August 2026. December 31, 2023, the amount outstanding was $40.8 million which is repayable in equal half yearly instalments of approximately $2.9 million followed by a payment of $26.2 million on the final repayment date of June 1, 2026. Under Amendment no.1 of the facility, dated June 2019, the overall rate of the facility on each tranche was fixed at interest rates between 3.77% and 3.780%.

In August 2021, as part of the Ultragas Transaction, the Company became guarantor for the following four Senior Secured Term Loan Facilities, previously entered into by Othello Shipping Company S.A. or certain of its wholly owned vessel owning entities.
DB Credit Facility A. On October 25, 2013, Atlanticgas Shipping Inc. and Balearicgas Shipping Inc. entered into the DB Credit Facility A for a maximum principal amount of $57.7 million, to finance two newbuild LPG carriers, Atlantic Gas and Balearic Gas. The facility had a term of twelve years from the date of the vessels’ deliveries, maturing in April 2027. It is fully drawn down as of December 31, 2023, with an amount outstanding of $15.6 million which is repayable for each vessel tranche in half yearly installments of $1.2 million. Interest on amounts drawn is payable at a rate of Comp SOFR plus 247 basis points per annum. This loan facility is secured by first priority mortgages on each of the secured vessels as well as assignments of earnings and insurances on these vessels.
Santander Credit Facility A. On October 30, 2013, Adriaticgas Shipping Inc., Celticgas Shipping Inc. and Lalandia Shipping Company S.A entered into the Santander Credit Facility A for a maximum principal amount of $81.0 million, to finance three newbuild LPG carriers, Adriatic Gas, Celtic Gas and Happy Albatross. The facility has a term of twelve years from the date of the vessels’ deliveries, maturing in May 2027. It is fully drawn down as of December 31, 2023, with an amount outstanding of $23.6 million which is repayable for each vessel tranche in half yearly installments of between $1.0 million and $1.2 million for twelve years from the date of each vessel drawdown. Interest on amounts drawn is payable at a rate of Comp SOFR + 247 BPS basis points per annum. This loan facility is secured by first priority mortgages on each of the secured vessels as well as assignments of earnings and insurances on these vessels.
DB Credit Facility B. On July 31, 2015, Beringgas Shipping Inc and Pacificgas Shipping Inc entered into the DB Credit Facility B for a maximum principal amount of $60.9 million, to finance two newbuild LPG carriers, Bering Gas and Pacific Gas. The facility had a term of twelve years from the date of the vessels’ deliveries, maturing in December 2028. It is fully drawn down as of December 31, 2023, with an amount outstanding of $26.6 million which is repayable for each vessel tranche in half yearly installments of $1.3 million for twelve years from the date of each vessel drawdown. Interest on amounts drawn is payable at a rate ofComp SOFR plus 247 asis points per annum. This loan facility is secured by first priority mortgages on both of the secured vessels as well as assignments of earnings and insurances on these vessels.
Santander Credit Facility B. On July 31, 2015, Arcticgas Shipping Inc and Falstria Shipping Company S.A entered into the Santander Credit Facility B for a maximum principal amount of $55.8 million, to finance two newbuild LPG carriers, Arctic Gas and Happy Avocet. The facility has a term of twelve years from the date of the vessels’ deliveries, maturing in January 2029. It is fully drawn down as of December 31, 2023 , with an amount outstanding of $25.6 million which is repayable for each vessel tranche in half yearly installments of $1.1 million and $1.3 million for twelve years from the date of each vessel drawdown. Interest on amounts drawn is payable at a rate of Comp SOFR plus 247 basis points per annum. This loan facility is secured by first priority mortgages on both of the secured vessels as well as assignments of earnings and insurances on these vessels.
December 2022 Secured Term Loan and Revolving Credit Facility. The December 2022 secured term loan and revolving credit facility has a term of six years from the date of the agreement and matures in September 2028. It has a maximum principal amount of $111.8 million and was entered into to refinance five of our vessels that were secured within a prior facility, and for general corporate purposes. The facility is fully drawn as of December 31, 2023 with amount outstanding of $72.3 million. The aggregate fair market value of the collateral vessels must be no less than 130% of the aggregate outstanding borrowings under the facility. Interest on amounts drawn is payable at a rate of Term SOFR plus 209 basis points per annum.
Greater Bay JV Term Loan Facility. The Greater Bay JV term loan facility was entered into to finance the intended acquisition of five ethylene capable liquefied carriers from Pacific Gas. It has a term of six years with effect from the date of each vessel drawdown and has a maximum principal amount of $151.3 million. As of December 31, 2023, the facility was fully drawn with an amount outstanding of $141.8 million. The aggregate fair market value of the collateral vessels must be no less than 125% of the aggregate outstanding borrowings under the facility. Interest on amounts drawn is payable at a rate of Term SOFR plus 220 basis points per annum.
March 2023 Senior Secured Term Loan. On March 20, 2023, the Company entered into a senior secured term loan with Nordea Bank ABP, ABN AMRO Bank N.V. Skandinaviska Enskilda Banken AB (Publ), and BNP Paribas S.A. to refinance the June 2017 Secured Term Loan and Revolving Credit Facility and the October 2016 Secured Term Loan and Revolving Credit Facility that were due to mature in June and October 2023, respectively. The facility has a term of six years, maturing in March 2029 and is for a maximum principal amount of $200.0 million. The available facility amount shall be reduced quarterly by an amount of $8.3 million followed by a final balloon payment in March 2029. As of December 31, 2023, the Facility was fully drawn with an amount outstanding of $175.0 million Interest on amounts drawn is payable at a rate of Comp SOFR plus 210 basis points.
Prepayments/Repayments. The borrowers may voluntarily prepay indebtedness under our secured term loan facilities at any time, without premium or penalty, in whole or in part upon prior written notice to the facility agent, subject to customary compensation for SOFR or LIBOR. For the September 2020 secured revolving credit facility and the December 2022 secured term loan and revolving credit facility, the borrowers may re-borrow and prepay amounts. For all other secured term loan facilities referred to above, the borrowers may not re-borrow any amount that has been so prepaid.

The loans are subject to quarterly or half yearly amortization repayments typically beginning three months after the initial borrowing date or delivery dates of the delivered ships, as applicable. Any remaining outstanding principal amount must be repaid on the maturity date of the facilities.
Financial Covenants. The secured term loan facilities and revolving credit facilities contain financial covenants requiring the borrowers, among other things, to ensure that:
•the borrowers have liquidity (including undrawn available lines of credit with a maturity exceeding 12 months) of no less than (i) $35.0 million or $50.0 million, or (ii) 5% of net debt or total debt, as applicable, whichever is greater; and
•the borrower must maintain a minimum ratio of shareholder equity or value adjusted shareholder equity to total assets or value adjusted total assets of 30%.
Restrictive Covenants. The secured facilities provide that the borrowers may not declare or pay dividends to shareholders out of operating revenues generated by the vessels securing the indebtedness if an event of default has occurred and is continuing. The secured term loan facilities and revolving credit facilities also limit the borrowers from, among other things, incurring indebtedness or entering into mergers and divestitures. The secured facilities also contain general covenants that will require the borrowers to maintain adequate insurance coverage and to maintain their vessels. In addition, the secured term loan facilities include customary events of default, including those relating to a failure to pay principal or interest, a breach of covenant, representation or warranty, a cross-default to other indebtedness, and non-compliance with security documents.

Other than as stated, our compliance with the financial covenants is measured as of the end of each fiscal quarter or each half year. As of December 31, 2023 and 2022, we were in compliance with all covenants under the secured term loan facilities and revolving credit facilities, including with respect to the aggregate fair market value of our collateral vessels.

The borrowers are also required to deliver semi-annual compliance certificates, which include valuations of the vessels securing the applicable facility from independent ship brokers. Upon delivery of the valuation, if the market value of the collateral vessels is less than 125% to 135% of the outstanding indebtedness under the facilities, as applicable, the borrowers must either provide additional collateral or repay any amount in excess of 125% to 135% of the market value of the collateral vessels, as applicable. This covenant is measured semi-annually on June 30 and December 31. As of December 31, 2023, we had an aggregate excess of $824.0 million above the levels required by these covenants.

2020 Senior Unsecured Bonds

General. On September 10, 2020, we issued senior unsecured bonds in an aggregate principal amount of $100 million with Nordic Trustee AS as the bond trustee (the “2020 Bonds”). The net proceeds of the issuance of the 2020 Bonds were used to redeem in full all of our previously outstanding 2017 Bonds. The 2020 Bonds are governed by Norwegian law and are listed on the Nordic ABM which is operated and organized by Oslo Børs ASA.
Interest. Interest on the 2020 Bonds is payable at a fixed rate of 8.0% per annum, calculated on a 360-day year basis. Interest is payable semi-annually in arrears on March 10 and September 10 of each year, subject to business day convention.
Maturity. The 2020 Bonds mature in full on September 10, 2025 and become repayable on that date.
Optional Redemption. We may redeem the 2020 Bonds, in whole or in part at any time. Any 2020 Bonds redeemed; up until September 9, 2023 will be priced at the aggregate of the net present value (based on the Norwegian government bond rate plus 50 basis points) of 103.2% of par and interest payable up to September 9, 2023; from September 10, 2023 up until September 9, 2024, this pricing becomes 103.2% of par, from September 10, 2024 up until March 9, 2025 are redeemable at 101.6% of par, and from March 10, 2025 to the maturity date are redeemable at 100% of par, in each case, in cash plus accrued interest.

Additionally, upon the occurrence of a “Change of Control Event” (as defined in the bond agreement for the 2020 Bonds, (the “2020 Bond Agreement”)), the holders of 2020 Bonds have an option to require us to repay such holders’ outstanding principal amount of 2020 Bonds at 101% of par, plus accrued interest.

On September 25, 2023 we purchased an aggregate of $9.0 million of the 2020 Bonds in the open market using cash on hand. These purchased 2020 Bonds have not been canceled or redeemed and the Company intends to hold the bonds to maturity.
Financial Covenants. The 2020 Bond Agreement contains financial covenants requiring us, among other things, to ensure that:
•we and our subsidiaries maintain a minimum liquidity of no less than $35 million; and
•we and our subsidiaries maintain an Equity Ratio (as defined in the 2020 Bond Agreement) of at least 30%.

Our compliance with the covenants listed above is measured as of the end of each fiscal quarter. As of December 31, 2023 and 2022, we were in compliance with all covenants under the 2020 Bonds.
Restrictive Covenants. The 2020 Bonds provide that we may declare or pay dividends to shareholders provided the Company maintains a minimum liquidity of $60 million unless an event of default has occurred and is continuing. The 2020 Bond Agreement also limits us and our subsidiaries from, among other things, entering into mergers and divestitures, engaging in transactions with affiliates or incurring any additional liens which would have a material adverse effect. In addition, the 2020 Bond Agreement includes customary events of default, including those relating to a failure to pay principal or interest, a breach of covenant, false representation and warranty, a cross-default to other indebtedness, the occurrence of a material adverse effect, or our insolvency or dissolution.

Lessor VIE Debt

In October 2019, we entered into a sale and leaseback transaction to refinance one of our vessels, Navigator Aurora¸ with a lessor, OCY Aurora Ltd, a special purpose vehicle (“SPV”) and wholly owned subsidiary of Ocean Yield Malta Limited. The SPV was determined to be a variable interest entity (“VIE”). We are deemed to be the primary beneficiary of the VIE, and as a result, we are required by U.S. GAAP to consolidate the SPV into our results. The loan described below under “—Navigator Aurora Facility” relates to the VIE. Although we have no control over the funding arrangements of this entity, we are required to consolidate this loan facility into our financial results. Please read "Note 8. Variable Interest Entities to our consolidated financial statements" for further information.

Upon the occurrence of a “Change of Control Event” (as defined in the sale and leaseback agreement), the lessor has the option to require us to repurchase Navigator Aurora at 103% of the outstanding lease amount, plus costs and expenses directly attributable to the termination of the lessor’s financing arrangements, such as break costs for swap arrangements.
Navigator Aurora Facility

In October 2019, the SPV, which owns Navigator Aurora, entered into secured financing agreements for $69.1 million consisting of a USD denominated loan facility, the “Navigator Aurora Facility”. The Navigator Aurora Facility is a seven-year unsecured loan provided by OCY Malta Limited, the parent of OCY Aurora Ltd., The Navigator Aurora Facility is subordinated to a further bank loan where OCY Aurora Ltd is the guarantor and Navigator Aurora is pledged as security. Please read "Note 9. Secured

Term Loan Facilities and Revolving Credit Facilities " to our consolidated financial statements for further information. The Navigator Aurora Facility bears interest at 3-month Term SOFR plus 201 basis points and is repayable by the SPV with a balloon payment on maturity. As of December 31, 2023, there was $41.3 million in borrowings outstanding under the Navigator Aurora Facility (December 31, 2022, $48.1 million).

C.	Research and Development Patents and Licenses etc.
We do not undertake any significant expenditure on research and development and have no significant interests in patents or licenses.

D.	Trend Information
Cash Dividend and Share Repurchases

The Company’s current Return of Capital policy, which is subject to operating needs and other circumstances, is based on paying out quarterly cash dividends of $0.05 per share of common stock and returning additional capital in the form of additional cash dividends and/or share repurchases, such that the two elements combined equal at least 25% of net income for the applicable quarter.

As part of the Return of Capital policy, we expect to repurchase the Company’s common stock (the “Share Repurchases”) and any such Share Repurchases will be made via open market transactions, privately negotiated transactions or any other method permitted under U.S. securities laws and the rules of the U.S. Securities and Exchange Commission.

As of December 31, 2023, the Company has purchased and canceled 4,136,446 shares of common stock for a total amount of approximately $54.7 (an average price of $13.23 per share) since inception of the share repurchase program. We declared our first and our second cash dividend to the holders of our common stock, for the second quarter of 2023 and the third quarter of 2023, respectively, in each case, of $0.05 per share of the Company’s common stock, pursuant to the current Return of Capital policy.

Declarations of any dividends in the future, and the amount of any such dividend, are subject to the discretion of the Company’s Board. The Return of Capital policy does not oblige the Company to pay any dividends or repurchase any of its shares in the future and it may be suspended, discontinued or modified by the Company at any time, for any reason. Further, the timing of any share repurchases under the Return of Capital policy will be determined by the Company’s management and will depend on market conditions, legal requirements, stock price, and other factors. See "Item 3—Key Information—Risk Factors—We declared two quarterly dividends during the year ended December 31, 2023, but we can give no assurance that dividends will be paid in the future in any amount or at all."
Russian Invasion of Ukraine

In February 2022, the Russian attack on Ukraine started. The ongoing conflict may lead to further regional and international conflicts or armed action. The conflict could disrupt supply chains, as we have seen particularly in the availability of ammonia, which has resulted in ammonia being sourced further away from its consumers thus increasing the demand for our vessels carrying ammonia on longer voyages. The conflict could cause further instability in the global economy and could result in the imposition of further economic sanctions by the United States of America and the European Union against Russia which could spread to other nations. While much uncertainty remains regarding the future global impact of the invasion, the tensions could adversely affect our business, financial condition, results of operations and cash flows.

We had two charter parties with a Russian counterparty that were entered into in 2012 and which expired in December 2023. These charter parties were not renewed. We employ many Russian and Ukrainian officers on board our vessels, albeit at a reduced number compared to prior to the Ukrainian conflict, and many such officers are employed on board the same vessels. Although we have only experienced solidarity among our officers on board our vessels and we have not experienced any operational issues with such officers, we continue to monitor this situation closely, and there may be governmental restrictions, logistical challenges or an inability to employ either or both nationalities in the future.
Ethylene Export Terminal

The Ethylene Export Terminal throughput for the year ended December 31, 2023 was 986,666 metric tons of ethylene, compared to 987,529 tons for the year ended December 31, 2022.We expect that similar throughput levels achieved in 2023 will continue into 2024.

We, together with Enterprise Products Partners L.P, our joint venture partner, have agreed to invest in the Terminal Expansion Project, which is expected to increase the export capacity from approximately one million tons per year to at least 1.55 million tons per year. Long lead items have been ordered, groundwork is progressing and construction is expected to occur throughout 2024 with completion in the fourth quarter of 2024. The total capital contributions required from us to the Export Terminal Joint Venture for the Terminal Expansion Project are expected to be approximately $130 million which the Company expects to finance using existing cash resources, distributions from the Export Terminal Joint Venture during the course of the expansion and additional debt. Of the expected total of $130 million, $35.0 million has been contributed as of December 31, 2023.
Shipping Trends

The Company’s average vessel utilization through 2023 was higher than expectations at 92.5% compared to 89.0% in year ended December 31, 2022. The fourth quarter of 2023 was better in terms of utilization than previous years – the utilization for the fourth quarter ended on 93.4% compared to 84.9% for same quarter 2022. Improvement in utilization was supported by an open arbitrage on ethylene, and later in the year ethane, between the U.S. Gulf and Asia – meaning longer voyages, more ton-mile and increased demand for our fleet.

According to broker reports, the handysized semi-refrigerated 12 month market assessment rose in 2023 by 18%, from $750,000 per calendar month (“pcm”) on January 1, 2023 to approximately $885,000 pcm at December 31, 2023. Throughout 2023, handysized fully refrigerated vessel rates rose by 25% from $730,000 pcm at the start of 2023 to $915,000 pcm at the end of 2023. For handysize ethylene vessels, the same number is 47%, from $950,000 pcm at the start of 2023 to $1,400,000 pcm at the end of 2023.

Throughput in the Ethylene Export Terminal achieved approximate nameplate capacity at 986,666 metric tons during 2023, averaging approximately 82,000 metric tons of ethylene throughput per month – in line with 2022 throughput. The primary destination of the U.S. cargo was to south- and north-Asia throughout the whole year, however more notably during the second half of 2023. This had a positive effect on the demand for ethylene vessels, strengthening the market throughout the year, increasing utilization, and increasing the achievable rates. Throughout 2023, about 62% of all the U.S. origin ethylene had an Asian destination and about 35% had European destinations. This contrasts with 2022, within which about 65%. of U.S. origin ethylene went to European destinations and about 31% went to Asia. We experienced a strengthening in the fourth quarter of 2023, where lack of rain in Panama meant a reduction in Panama transits had a knock on effect routing vessels via Suez or Cape of Good Hope between U.S. Gulf and Asia, increasing the round-voyage duration by about 26 days, from and 75 days to 101 days – corresponding to an increase of about 34% on voyage duration.

Disruptions remain related to the geopolitical conflict around Ukraine. Out of our semi- and fully-refrigerated fleet, we had about nine vessels trading in ammonia through 2023, which is an increase from five vessels just a few years ago.

At December 31, 2023 the newbuild orderbook for handysize vessels stood at six vessels, which constitutes approximately 5% of the current global handysize fleet (127 units). Albeit this is an increase compared to previous years, it is still a small orderbook, especially in comparison with the larger (midsize) segment, on which the orderbook is 39 units out of a current fleet of 132 units – corresponding to about 29.5% in terms of vessels, or about 33% in terms of cubic capacity. Out of the handysize orderbook, 2 units are combined CO2/LPG carriers, which should eventually disappear from our market, and move into liquefied CO2 transportation.

E.	Critical Accounting Estimates
We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with U.S. GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. For a description of our material accounting policies, please read "Note 2. Summary of Significant Accounting Policies" to our consolidated financial statements.
Revenue Recognition. We employ our vessels under time charters, voyage charters or COAs and through pooling arrangements. With time charters, we receive a fixed charter hire rate per day and revenue is recognized ratably over the term of the charter. In the case of voyage charters, the vessel is contracted for a voyage between two or several ports, and we are paid for the cargo transported. Revenue from COAs is recognized on the same basis as revenue from voyage charters, as they essentially represent a series of consecutive voyage charters.

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
Valuation of Vessels. As of December 31, 2023, the aggregate carrying value of our 56 vessels in operation, including drydocking costs, was $1,754 million. We review our vessels for impairment when events or circumstances indicate the carrying amount of the vessel and capitalized drydocking costs might not be recoverable. The estimates and assumptions regarding expected cash flows require considerable judgment and are based upon historical experience, financial forecasts and industry trends and conditions and reflect management’s assumptions and judgements regarding (i) expected future utilization rates; (ii) the estimated remaining useful lives of the vessels and capitalized drydocking costs.

We determined that there are no circumstances that indicate the carry amount of vessels and capitalized drydocking costs might not be recoverable at the year ended December 31, 2023. We have not recorded an impairment loss for the year ended December 31, 2023 or December 31, 2022, compared to an impairment loss of $63.6 million for the year ended December, 31, 2021

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management
Directors
Set forth below are the names, ages and positions of our directors.

Name	Age	Position
Dag von Appen	61	Director and Non-executive Chairman of the Board
Yngvil Åsheim	55	Director
Dr. Heiko Fischer	55	Director
Janette Marx	48	Director
Dr. Anita Odedra	52	Director
Peter Stokes	73	Director
Florian Weidinger	42	Director

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
Dag von Appen. Dag von Appen has been a member of the Board since August 4, 2021 as a designee of Naviera Ultranav Limitada, following the merger of the fleet and business activities of Ultragas ApS with that of Navigator. He was appointed as Non-Executive Chairman of Navigator on September 23, 2021, following the retirement of Mr. David Butters. Mr. von Appen was Chairman of the Board of Ultranav Limitada from 2002 to 2023 and a Board Member of Ultramar Ltda. between 1999 and 2023. Mr. von Appen has been a member of the Advisory Board of Ultranav Limitada since 2023, as well as a board member of other Chilean and international businesses. He holds a degree in Economics from the Universidad de Chile in Santiago and also completed the Advanced Management Program at Harvard Business School of Boston. Mr. von Appen is a Chilean and German citizen and resides in Santiago, Chile.
Yngvil Åsheim. Yngvil Åsheim has been a member of the Board since June 2023. Ms. Åsheim has been the Chief Executive Officer of BW LNG, a BW Group business, since 2015. She joined BW Group in 2010 as Managing Director for BW

Fleet Management and held various positions there prior to leading BW LNG. Before joining BW Group, Ms. Åsheim served as Executive Vice President of Hoegh Autoliners and before that as President of Hoegh Fleet Services. Ms. Åsheim started her career in 1993 at Det Norske Veritas (DNV) as a surveyor and held various positions within the classification society. She is also currently a director and serves on the audit committees of both Wallenius Wilhelmsen ASA and BW Ideol. Ms. Åsheim holds a Masters in Marine Engineering from the Norwegian Institute of Technology (NTNU).
Dr. Heiko Fischer. Dr. Heiko Fischer has been a member of the Board since December 2011. From May 2004 to June 2021, Dr. Fischer was Chief Executive Officer and Chairman of the Executive Board of VTG Aktiengesellschaft, a German railroad freight car lessor and logistics company which traded on the Frankfurt Stock Exchange between 2007 and 2019. He was a member of the Supervisory Board of Hapag-Lloyd AG, a German container shipping company. He is the Chairman of the Supervisory Board of Northrail AG, Chairman of the Advisory Board of TRANSWAGGON-Group and a member of the Advisory Boards of BPGC Management LP, Brueckenhaus Grundstueckgesellschaft m.b.H. and Kommanditgesellschaft Brueckenhaus Grundstuecksgesellschaft m.b.H. & Co., as well as a member of the Administrative Boards of TRANSWAGGON AG and Waggon Holding AG. Dr. Fischer graduated from the University at Albany (SUNY) with an MBA in 1992, and from Julius-Maximilians-University in Wuerzburg, Germany with a PhD in Economic Sciences in 1996.
Janette Marx. Janette Marx has been a member of the Board since October 2023. Ms. Marx is the Chief Executive Officer of Airswift Group. Prior to joining Airswift Group, Ms. Marx spent 19 years at Adecco Group, where she ran the technical, engineering, medical and science divisions, as well as overseeing the integration of the Adecco Group finance business lines after the acquisition of MPS Group. Ms. Marx is a member of the board of directors of the American Staffing Association, Junior Achievement, CEOs Against Cancer, Greater Houston Women’s Chamber of Commerce, and Chair of Houston’s Bauer School of Business’ Business Engagement Committee. Ms. Marx holds a Bachelor of Science in Business Management and an MBA from Duke University’s Fuqua School of Business.
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

Florian Weidinger. Florian Weidinger has been a member of the Board since March 2007. Mr. Weidinger is the CEO of Santa Lucia Asset Management (SLAM), a pan-Asian investment management business. Mr. Weidinger previously worked as a vice president at Lehman Brothers’ principal investment division, Global Trading Strategies in London. Mr. Weidinger holds a BSc from Bayes Business School, City University, London, an MBA from the Stanford Graduate School of Business and an MS in Environment and Resources from Stanford University.

Ultranav and BW Group have the right under the terms of their respective Investor Rights Agreements to each designate two individuals to be nominated to our Board. Mr. von Appen and Mr. Stokes are designees of Ultranav and Ms. Åsheim is a designee of the BW Group. See “Item 7—Major Shareholders and Related Party Transactions—Related Party Transactions—Investor Rights Agreements.”

Executive Officers

The following table provides information about our executive officers. Each of NGT Services (U.K.) Limited and Navigator Gas (Denmark) ApS, our wholly-owned subsidiaries and commercial managers, provides us with certain of our officers. All references in this annual report to “our officers” refer to those officers of NGT Services (U.K.) Limited and Navigator Gas (Denmark) ApS, who perform executive officer functions for our benefit.

Name	Age	Position
Mads Peter Zacho	54	Chief Executive Officer
Gary Chapman	49	Chief Financial Officer
Oeyvind Lindeman	44	Chief Commercial Officer
Michael Schröder	59	Chief Operating Officer

Mads Peter Zacho. Mads Peter Zacho was appointed Chief Executive Officer (“CEO”) of the Company in August 2022. Mr. Zacho has worked in shipping for almost 20 years, most recently as the Head of Industry Transition at the Mærsk Mc-Kinney Møller Center for Zero Carbon Shipping, since November 2020. From November 2016 to August 2020, Mads was CEO for J. Lauritzen A/S and was also CFO for TORM plc from September 2013 to November 2016 and CFO for Svitzer between 2010 and 2013. Mads was Deputy Head of Treasury for A.P. Møller-Mærsk between 2004 and 2010. Mads spent the first 10 years of his career in the financial industry in Denmark and the United States and brings shipping experience from several shipping segments, namely the gas tanker, dry bulk, product tanker, container and towage segments. Mads has an MSc in Economics from the University of Copenhagen and an MBA from the International Institute for Management Development, Lausanne.
Gary Chapman. Gary Chapman was appointed as Chief Financial Officer in October 2023. He joined Navigator from KNOT Offshore Partners LP, an NYSE-listed owner and operator of shuttle tankers, where from 2019 he served as both CEO and CFO. Prior to that, Gary was Chief Financial Officer of Biggin Hill Airport Ltd., a private business aviation airport in London, and served for 14 years as Finance Director of NYK’s energy transport business in the EMEA region and as European Head of Tax for the NYK Group in Europe. Gary also performed various audit and tax roles over 7 years with KPMG, including as a member of the Oil and Gas Group. Gary is a fellow of the Institute of Chartered Accountants in England & Wales and resides in London.
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
Michael Schroder. Michael Schröder joined Navigator following the merger with Ultragas ApS in August 2021, where he served as Chief Executive Officer. During his 32-year career, Mr. Schröder held several senior management positions in Chile and elsewhere. He has served on boards of shipping and logistic companies, as well as international shipping institutions. Mr. Schröder graduated as Industrial Engineer from the Pontificia Universidad Católica de Chile and later obtained an MBA from same university. He completed an Advanced Management Program at Harvard Business School (Boston). Mr. Schröder is German and Chilean citizen, and resides in Denmark.

B.	Compensation
Compensation of Directors

The Non-Executive Chairman receives an annual fee of $250,000, of which $125,000 is paid in cash and $125,000 in shares of restricted stock granted under our long-term incentive plan, which vest on the first anniversary of the grant date. Each of the other non-employee directors who serves as a member of our Board receives an annual fee of $120,000, of which $60,000 is paid in cash and $60,000 in shares of restricted stock granted under our long-term incentive plan, which vest on the first anniversary of the grant date.

In addition, each chairperson of the board committees receives an additional amount of $5,000 per annum, with all members of each committee receiving a meeting fee of $1,500 for each committee meeting attended. Any officers who also serve as members of our Board or board committees do not receive additional compensation for their services as directors.

For the year ended December 31, 2023, we granted a total of 36,327 shares of restricted stock pursuant to awards under the 2013 LTIP (as defined below) to non-employee directors of the company as part of their compensation, which such awards, as noted above, vest and become free of restrictions on the first anniversary of the grant date.

Each director will be fully indemnified by us for actions associated with being a director to the extent permitted under Marshall Islands law.
Compensation of Management

Our officers receive compensation for the services they provide to us. For the purposes of this annual report, all forms of compensation paid to our officers have been converted to U.S. dollars. For the year ended December 31, 2023, the aggregate cash compensation paid to all officers as a group was $1.8 million. The cash compensation for each officer is comprised of base salary, pension contributions or amounts in lieu of pension contributions and bonus. Our officers are eligible to receive a discretionary annual cash bonus based on certain performance criteria determined by the compensation committee of our Board, or the “Compensation Committee,” and approved by our Board. Regardless of performance, the annual cash bonuses are paid at the sole discretion of the Compensation Committee, subject to approval by our Board.

For the year ended December 31, 2023, we granted a total of 17,327 shares of restricted stock to officers of the company under the Navigator Holdings Ltd. 2013 Long-Term Incentive Plan, or the “2013 LTIP” (as described in further detail below under “—2013 Long-Term Incentive Plan”), which vest and usually become free of restrictions on the third anniversary of the grant date.

For the year ended December 31, 2023, we granted a total of 216,104 shares options to officers of the Company under the 2013 LTIP, which are not exercisable until the third anniversary of the grant date and can be exercised up to the tenth anniversary of the date of the grants.

Our officers are eligible to participate in certain welfare benefit programs we offer, including life insurance, permanent health insurance, and private medical insurance. For the year ended December 31, 2023, the cost of these benefits provided to our officers was in the aggregate approximately $50,000.

Equity Compensation Plans
2013 Long-Term Incentive Plan

In connection with our initial public offering, we adopted the 2013 LTIP for our and our affiliates’ employees and directors as well as consultants who perform services for us. The 2013 LTIP provides for the award of restricted stock, stock options, performance awards, annual incentive awards, restricted stock units, bonus stock awards, stock appreciation rights, dividend equivalents, and other share-based awards.
Administration. The 2013 LTIP is administered by the Compensation Committee, or the “Plan Administrator,” with certain decisions subject to approval of our Board. The Plan Administrator will have the authority to, among other things, designate participants under the 2013 LTIP, determine the type or types of awards to be granted to a participant, determine the number of shares of our common stock to be covered by awards, determine the terms and conditions applicable to awards and interpret and administer the 2013 LTIP. The Plan Administrator may terminate or amend the 2013 LTIP at any time with respect to any shares of our common stock for which a grant has not yet been made. The Plan Administrator also has the right to alter or amend the 2013 LTIP or any part of the plan from time to time, including increasing the number of shares of our common stock that may be granted, subject to shareholder approval as required by the exchange upon which our common stock is listed at that time. However, no change in any outstanding grant may be made that would materially reduce the benefits of the participant without the consent of the participant.
Number of Shares. Subject to adjustment in the event of any distribution, recapitalization, split, merger, consolidation or similar corporate event, the number of shares available for delivery pursuant to awards granted under the 2013 LTIP is 3,000,000 shares. There is no limit on the number of awards that may be granted and paid in cash. Shares subject to an award under the 2013 LTIP that are canceled, forfeited, exchanged, settled in cash or otherwise terminated, including withheld to satisfy exercise prices or tax withholding obligations, are available for delivery pursuant to other awards. The shares of our common stock to be delivered under the 2013 LTIP will be made available from authorized but unissued shares, shares held in treasury, or previously issued shares reacquired by us, including by purchase on the open market.

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
Share Options. A share option is a right to purchase shares at a specified price during specified time periods. The 2013 LTIP permits the grant of options covering our common stock. The Plan Administrator may make grants under the plan to participants containing such terms as the Plan Administrator shall determine. Share options will have an exercise price that may not be less than the fair market value of our common stock on the date of grant. Share options granted under the 2013 LTIP can be either incentive share options (within the meaning of section 422 of the Code), which may have certain tax advantages for recipients, or non-qualified share options. Share options granted will become exercisable over a period determined by the Plan Administrator. No share option will have a term that exceeds ten years. The availability of share options is intended to furnish additional compensation to plan participants and to align their economic interests with those of common shareholders.
Performance Award. A performance award is a right to receive all or part of an award granted under the 2013 LTIP based upon performance criteria specified by the Plan Administrator. The Plan Administrator will determine the period over which certain specified company or individual goals, or objectives must be met. The performance award may be paid in cash, shares of our common stock or other awards or property, in the discretion of the Plan Administrator.
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
Share Appreciation Rights. The 2013 LTIP permits the grant of share appreciation rights. A share appreciation right is an award that, upon exercise, entitles participants to receive the excess of the fair market value of our common stock on the exercise date over the grant price established for the share appreciation right on the date of grant. Such excess will be paid in cash or common stock. The Plan Administrator may determine to make grants of share appreciation rights under the plan to participants containing such terms as the Plan Administrator shall determine. Share appreciation rights will have a grant price that may not be less than the fair market value of our common stock on the date of grant. In general, share appreciation rights granted will become exercisable over a period determined by the Plan Administrator.
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
Anti-Dilution Adjustments. If any “equity restructuring” event occurs that could result in an additional compensation expense under Financial Accounting Standards Board Accounting Standards Codification Topic 718, or “FASB ASC Topic 718,” if adjustments to awards with respect to such event were discretionary, the Plan Administrator will equitably adjust the number and type of shares covered by each outstanding award and the terms and conditions of such award to equitably reflect the restructuring event, and the Plan Administrator will adjust the number and type of shares with respect to which future awards may be granted. With respect to a similar event that would not result in a FASB ASC Topic 718 accounting charge if adjustment to awards were discretionary, the Plan Administrator shall have complete discretion to adjust awards in the manner it deems appropriate. In the event the Plan Administrator makes any adjustment in accordance with the foregoing provisions, a corresponding and proportionate adjustment shall be made with respect to the maximum number of shares available under the 2013 LTIP and the kind of shares or other securities available for grant under the 2013 LTIP. Furthermore, in the case of (i) a subdivision or consolidation of the common stock (by reclassification, split or reverse split or otherwise), (ii) a recapitalization, reclassification, or other change in our capital structure or (iii) any other reorganization, merger, combination, exchange or other relevant change in capitalization of our equity, then a corresponding and proportionate adjustment shall be made in accordance with the terms of the 2013 LTIP, as appropriate, with respect to the maximum number of shares available under the 2013 LTIP, the number of shares that may be acquired with respect to an award, and, if applicable, the exercise price of an award, in order to prevent dilution or enlargement of awards as a result of such events.

Change in Control. Upon a “change of control” (as defined in the 2013 LTIP), the Plan Administrator may, in its discretion, (i) remove any forfeiture restrictions applicable to an award, (ii) accelerate the time of exercisability or vesting of an award, (iii) require awards to be surrendered in exchange for a cash payment, (iv) cancel unvested awards without payment or (v) make adjustments to awards as the Plan Administrator deems appropriate to reflect the change of control.
Termination of Employment or Service. The consequences of the termination of a grantee’s employment, consulting arrangement, or membership on the board of directors will be determined by the Plan Administrator in the terms of the relevant award agreement.

As described above under “—Compensation of Management” and “—Compensation of Directors,” during the year ended December 31, 2023, we granted a total of (i) 10,819 shares of restricted stock under the 2013 LTIP to our officers and (ii) 36,327 shares of restricted stock under the 2013 LTIP to our non-employee directors. The restricted stock awards granted to our officers vest and become free of restrictions on the third anniversary of the date of grant while the restricted stock awards granted to our non-employee directors vest and become free of restrictions on the first anniversary of the date of grant. Following the adoption of the 2023 LTIP (described below), future equity awards granted to our officers and directors will be made under the 2023 LTIP.

2023 Long-Term Incentive Plan
In connection with the expiration of the 2013 LTIP, we adopted the Navigator Holdings Ltd. 2023 Long-Term Incentive Plan, or the “2023 LTIP”, for our and our subsidiaries' employees and directors, as well as consultants who perform services for us. The 2023 LTIP provides for the award of restricted stock, stock options, restricted stock units, shares of common stock granted as a bonus or in lieu of obligations to pay cash or deliver property under the 2023 LTIP or other plans or compensatory arrangements. The 2023 LTIP provides that any of the foregoing awards can be conditioned upon the achievement of specified performance criteria.
Administration. The 2023 LTIP is administered by the Compensation Committee, or the “Plan Administrator,” with certain decisions subject to approval of our Board. The Plan Administrator will have the authority to, among other things, designate participants under the 2023 LTIP, determine the type or types of awards to be granted to a participant, determine the number of shares of our common stock to be covered by awards, determine the terms and conditions applicable to awards and interpret and administer the 2023 LTIP. The Plan Administrator has the right to alter, amend or suspend, discontinue or terminated any award from time to time, however, no change in any outstanding grant may be made that would materially reduce the benefits of the participant without the consent of the participant.
Number of Shares. Subject to adjustment as described below in "Adjustments", the number of shares available for delivery pursuant to awards granted under the 2023 LTIP is 3,000,000 shares. There is no limit on the number of awards that may be granted and paid in cash. Shares subject to an award under the 2023 LTIP that are canceled, forfeited, exchanged, settled in cash or otherwise terminated, are available for delivery pursuant to other awards, unless otherwise prohibited by applicable law or regulation. Shares that are withheld or surrendered to pay the exercise price or purchase price of, or taxes related to, an award will not be available for issuance under the 2023 LTIP. The shares of our common stock to be delivered under the 2023 LTIP will be made available from authorized but unissued shares, shares held in treasury, or previously issued shares reacquired by us, including by purchase on the open market.

Director Limits. No non-employee director may be granted during any fiscal year compensation (including awards under the 2023 LTIP, determined on the grant date of such award, as well as retainer fees) that would be in excess of $750,000.
Restricted Shares. A restricted share grant is an award of common stock that vests over a period of time and that during such time is subject to forfeiture. The Plan Administrator may determine to make grants of restricted shares under the plan to participants containing such terms as the Plan Administrator shall determine. The Plan Administrator will determine the period over which restricted shares granted to participants will vest. The Plan Administrator may require or permit participants who hold restricted shares to elect that cash dividends paid with respect thereto be reinvested in additional restricted shares, applied to the purchase of additional awards or deferred without interest to the date of vesting of the associated restricted shares, so long as any election complies with the nonqualified deferred compensation rules under Internal Revenue Code Section 409A. Where shares or other property (other than cash) are distributed in connection with a stock split or stock dividend, such shares or other property will be subject to the same restrictions and risk of forfeiture as the underlying restricted shares, with respect to which it was distributed.
Share Options. A share option is a right to purchase shares at a specified price during specified time periods. The 2023 LTIP permits the grant of options covering our common stock. The Plan Administrator may make grants under the plan to participants containing such terms as the Plan Administrator shall determine. Share options will have an exercise price that may not be less than the fair market value of our common stock on the date of grant. Share options granted under the 2023 LTIP will be non-

qualified share options. Share options granted will become exercisable over a period determined by the Plan Administrator. No share option will have a term that exceeds ten years. The availability of share options is intended to furnish additional compensation to plan participants and to align their economic interests with those of common shareholders.
Performance Award. The right to receive all or part of an award granted under the 2023 LTIP may be based upon the achievement of performance criteria specified by the Plan Administrator. The Plan Administrator will determine the period over which certain specified company or individual goals, or objectives must be met.
Restricted Share Unit. A restricted unit is a notional share that entitles the grantee to receive a share of common stock upon the vesting of the restricted share unit or, in the discretion of the Plan Administrator, cash equivalent to the value of a share of common stock. The Plan Administrator may determine to make grants of restricted share units under the plan to participants containing such terms as the Plan Administrator shall determine. The Plan Administrator will determine the period over which restricted share units granted to participants will vest.
The Plan Administrator, in its discretion, may grant tandem dividend equivalent rights with respect to restricted share units that entitle the holder to receive cash, shares or other property equal to any cash dividends made on our common stock while the restricted share units are outstanding. Such dividend equivalents will either be paid to the participant on the dividend payment date or will be subject to the same terms, conditions and restrictions as the underlying restricted stock unit, as determined by the Plan Administrator. Where shares of common stock or other property (other than cash) are distributed in connection with a stock split or stock dividend, such shares or other property will be subject to the same restrictions and risk of forfeiture as the underlying restricted share unit, as applicable.
Bonus Shares. The Plan Administrator, in its discretion, may also grant to participants shares of common stock that are not subject to forfeiture. Such shares may be granted as a bonus, or such shares or other awards may be granted in lieu of the Company's obligations to pay cash or deliver other property under the 2023 LTIP or other compensatory arrangement. The Plan Administrator can grant bonus shares without requiring that the recipient pay any remuneration for the shares.
Tax Withholding. At our discretion, and subject to conditions that the Plan Administrator may impose, any required tax withholding with respect to an award may be satisfied by the Plan Administrator's withholding of such amount from any payment related to an award or by the withholding of shares issuable pursuant to the award based on the fair market value of the shares, or through any other action the Plan Administrator deems advisable.

Adjustments. In the case of (i) a subdivision of the common stock (by reclassification, split or reverse split, the issuance of a stock dividend or otherwise), (ii) an extraordinary cash dividend, (iii) a consolidation of the common stock (by reclassification, reverse stock split or otherwise) or (iv) a recapitalization, reclassification or other change in our capital structure that is not a “change in control,” a corresponding and proportionate adjustment shall be made in accordance with the terms of the 2023 LTIP, as appropriate, with respect to the maximum number of shares available under the 2023 LTIP, the number of shares that may be acquired with respect to an award, and, if applicable, the exercise price of an award, in order to prevent dilution or enlargement of awards as a result of such events.

Change in Control. Upon a “change in control” (as defined in the 2023 LTIP), the Plan Administrator may, in its discretion, provide that (i) any outstanding award be continued or assumed by the Company (if it is the surviving company or corporation) or by the surviving company or corporation or its parent; (ii) provide that a substitute award be granted by the surviving company or corporation or its parent of equity, equity-based and/or cash awards with substantially the same terms; (iii) provide for the acceleration of the vesting, exercisability, or lapse of restrictions, in whole or in part, with respect to an award; (iv) accelerate the time at which options may be exercised for a limited period of time on or before a specified date, after which time all unexercised options and rights thereunder will terminate; (v) cancel outstanding awards in exchange for cash consideration (with any options whose exercise price is less than the per share cash consideration being cancelled for no consideration); or (vi) make such adjustments to awards then outstanding as the Plan Administrator deems appropriate to reflect such Change in Control.

Termination of Employment or Service. The consequences of the termination of a grantee’s employment, consulting arrangement, or membership on the board of directors will be determined by the Plan Administrator in the terms of the relevant award agreement.

Duration; Amendment and Termination. The Board may amend, alter, suspend, discontinue or terminate the 2023 LTIP or the Plan Administrator’s authority to grant awards under the 2023 LTIP without the consent of the Company’s shareholders or participants; however, (i) shareholder approval of any amendment to the 2023 LTIP must be obtained to the extent shareholder approval is necessary to comply with applicable law or securities exchange listing standards or rules (including with respect to any increase to the number of shares of common stock available for issuance under the 2023 LTIP) and (ii) consent of an affected participant is required where a Plan Administrator action would materially and adversely affect the rights of such participant under an award.

Benefit Plans and Programs

We sponsor a money purchase defined contribution plan, which we refer to as a personal pension plan, for all employees. Each employee is eligible to contribute up to 100% of their annual salary to their personal pension plan and we will contribute, depending on an employee’s criteria, up to 10% of the employee’s annual salary. For the year ended December 31, 2023, we paid an aggregate of approximately $56,700 in contributions to the personal pension plan for our four officers (December 31, 2022: $56,700). For the year ended December 31, 2023, we paid an aggregate of $0.6 million in contributions to the personal pension plans for all other eligible employees (December 31, 2022: $0.6 million).

C.	Board Practices
While we are not subject to a number of the NYSE’s corporate governance standards as a foreign private issuer, we intend to comply voluntarily with a number of those rules. For example, we have a board of directors that is comprised of a majority of independent directors. On a regular basis the Board also meets in closed session without the executive management being present, and typically such meetings take place four or more times per year.

Term of Office

The board of directors of the Company currently consists of seven members. As provided in the Company’s Amended and Restated Articles of Incorporation, the directors of the Company shall be elected at each annual meeting of shareholders. Each director elected shall serve until the next annual meeting of shareholders and until his or her successor shall have been duly elected and qualified, except in the event of his or her death, resignation, removal or the earlier termination of his or her term of office.

Service Contracts

Our non-executive directors do not have service contracts with us or any of our subsidiaries that provide for benefits upon termination of employment.

Committees of the Board of Directors

We have an audit committee, a nominations committee, a compensation committee and an ESG committee. In addition, our board of directors may, from time to time, designate one or more additional committees, which shall have the duties and powers granted to it by our board of directors.
Audit Committee

Our audit committee consists of Mr. Weidinger, Dr. Fischer, Ms. Marx and Dr. Odedra, with Mr. Weidinger as chairperson. Our board of directors has determined that all members of the audit committee satisfy the independence standards established by the NYSE and that each qualifies as an “audit committee financial expert,” as such term is defined in Regulation S-K promulgated by the SEC. The audit committee is responsible for, among other things, the hiring or termination of the independent registered public accounting firm; approving any non-audit work performed by such independent registered public accounting firm; and assisting the board in monitoring the integrity of our consolidated financial statements, the independent registered public accounting firms qualifications and independence, the performance of the independent registered public accounting firm and our compliance with legal and regulatory requirements.
Nominations Committee

Our nominations committee consists of Messrs. Stokes, and Weidinger and Dr. Odedra with Mr. Weidinger as chairperson. The nominations committee is responsible for, among other things, the selection and recommendation to the board of prospective directors, officers and committee member candidates.
Compensation Committee

Our compensation committee consists of Mses. Åsheim, Marx and Dr. Fischer, with Dr. Fischer as chairperson. The compensation committee is responsible for, among other things, developing and recommending to the board of directors compensation for board members and establishing compensation arrangements and incentive goals for the Company's senior executive officers.
ESG Committee

Our ESG committee consists of Ms. Åsheim, Mr. Stokes and Dr. Odedra with Dr. Odedra as chairperson. The ESG Committee is responsible for, among other things, identifying environmental, social and governance (“ESG”) priorities to integrate a more sustainable approach to business in the Company’s long-term strategy. The Committee will provide overall oversight in implementing the Company’s ESG initiatives whilst establishing and reinforcing a culture of open discussion and communication on ESG topics.

D.	Employees
We had 175 shore based employees as of December 31, 2023, compared to 155 employees as of December 31, 2022, and 124 as of December 31, 2021. We also had approximately 1,800 crew onboard our vessels as of December 31, 2023, of which approximately 1,200 are provided by our crewing and technical managers under separate crew management agreements. We consider our employee relations to be good.

E.	Share Ownership
See “Item 7—Major Shareholders and Related Party Transactions—Major Shareholders.”

F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation
Not Applicable

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders
The following table sets forth certain information regarding the beneficial ownership of our common stock as of March 27, 2024:
•each person known by us to be a beneficial owner of more than 5% of our common stock;
•each of our directors;
•each of our executive officers; and
•all directors and executive officers as a group.

The data set forth below is based on information filed with the SEC and information provided to us prior to March 27, 2024. Except as otherwise indicated, the person or entities listed below have sole voting and investment power with respect to all of our shares of common stock beneficially owned by them, subject to community property laws where applicable.

	Common Stock Beneficially Owned
Name of Beneficial Owner	Number of Shares (1)	Percent
BW Group (2)	21,890,748	29.9%
Naviera Ultranav Dos Limitada (3)	21,202,671	29.0%
Neil Gagnon (4)	3,816,409	5.2%
Dr. Heiko Fischer	82,488	*
David Kenwright	57,994	*
Anita Odedra	9,494	*
Peter Stokes	10,263	*
Dag von Appen (5)	400,000	*
Florian Weidinger	52,388	*
Oeyvind Lindeman	18,850	*
Michael Schroder	25,000	*
All executive officers and directors as a group (10 persons)	656,477	0.8%

*	Less than 1%.

(1)	Unless otherwise indicated, all shares of common stock are owned directly by the named holder and such holder has sole power to vote and dispose of such shares. Unless otherwise noted, the address for each beneficial owner named above is: 10 Bressenden Place, London, SW1E 5DH, United Kingdom.

(2)
Represents 21,890,748 shares of common stock held directly by BW Group. The address of entity and person identified in this note is c/o Inchona Services Limited, Washington Mall Phase 2, 4th Floor, Suite 400, 22 Church Street, HM 1189, Hamilton HMEX, Bermuda. Mr Sohmen-Pao is Chairman of BW Group.

(3)
Represents 21,202,671 shares of common stock held by Ultranav International ApS, a wholly owned subsidiary of Naviera Ultranav Dos Limitada. The address of Ultranav International ApS identified in this note is Smakkedalen 6, 2820 Gentofte, Denmark, the address of Naviera Ultranav Dos Limitada is Av. El Bosque Norte, 500, 20th Floor, 7550092 Las Condes, Santiago, Chile. Mr von Appen is Chairman of Naviera Ultranav Dos Limitada.

(4)
This information is based on the Schedule 13G filed with the SEC on July 19, 2022. According to this Schedule 13G Neil Gagnon possessed sole voting power over 375,883, shared voting power over 3,295,480 shares, sole dispositive power over 375,883 and shared dispositive power over 3,440,526 shares.

(5)	Includes 400,000 shares held by a family fund of which Mr. von Appen is a director and a beneficiary.
Our major shareholders have the same voting rights as our other shareholders. No corporation or foreign government owns more than 50% of our issued and outstanding shares of common stock. We are not aware of any arrangements, the operation of which, may at a subsequent date result in a change of control of the Company.

B.	Related Party Transactions
From time to time we enter into agreements and consummate transactions with certain related parties. We may enter into related party transactions from time to time in the future. In connection with our initial public offering, we established an audit committee upon the closing of our initial public offering in order to, among other things, conduct an appropriate review of all related party transactions for potential conflict of interest situations on an ongoing basis and to approve all such transactions. See “Item 6—Directors, Senior Management and Employees—Board Practices—Committees of the Board of Directors.”

The related party transactions that we were party to between January 1, 2023, and December 31, 2023, are described in Note 18. Related Party Transactions to our consolidated financial statements.

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

Dividend policy

On August 15, 2023, the Board declared a cash dividend of $0.05 per share of the Company’s common stock, for the quarter ended June 30, 2023, which was paid on September 22, 2023 to all shareholders of record as of the close of business New York time on September 8, 2023. On November 13, 2023, the Board declared a cash dividend of $0.05 per share of the Company’s common stock, for the quarter ended September 30, 2023, which was paid on December 21, 2023 to all shareholders of record as of the close of business New York time on December 7, 2023.

The dividends were based on the Company's current Capital Return policy, which is subject to operating needs and other circumstances, of paying out quarterly cash dividends of $0.05 per share of common stock and returning additional capital in the form of additional cash dividends and/or share repurchases, such that the two elements combined equal at least 25% of net income for the applicable quarter.

Declarations of any dividends in the future, and the amount of any such dividend, are subject to the discretion of the Company’s Board. The Capital Return policy does not oblige the Company to pay any dividends or repurchase any of its shares and it may be suspended, discontinued or modified by the Company at any time, for any reason. Further, the timing of any share repurchases under the Capital Return Policy will be determined by the Company’s management and will depend on market conditions, legal requirements, stock price, as well as other factors. See “Part I. Item 5. Operating and Financial Review and Prospects—Trend Information—Cash Dividend and Share Repurchases.”

We are not required to pay a dividend and any determination to pay dividends and the timing and amount of any such dividend in the future will be at the discretion of our board of directors and will depend on, among other things, business conditions, our financial condition and results of operations, liquidity, profits, capital expenditures and commitments, market prospects, investment opportunities, the provisions of Marshall Islands law affecting the payment of distributions to shareholders, and the terms and restrictions of our existing and future credit facilities, other debt agreements and other contractual restrictions. Holders of our common stock are entitled to receive only such dividends as our board of directors may declare out of funds legally available for such payments. See “Item 3—Key Information—Risk Factors—We declared two quarterly dividends during the year ended December 31, 2023, but we can give no assurance that dividends will be paid in the future in any amount or at all."

B.	Significant Changes
Not applicable.

Item 9.	The Offer and Listing

A.	Offer and Listing Details
Our common stock is traded on the New York Stock Exchange “NYSE” under the symbol “NVGS”.

B.	Plan of distribution
Not applicable.

C.	Markets
Our common stock started trading on the NYSE on November 21, 2013.

D.	Selling Shareholders
Not applicable.

E.	Dilution
Not applicable.

F.	Expense of the Issue
Not applicable.

Item 10.	Additional Information

A.	Share Capital
Not applicable.

B.	Memorandum and Articles of Association
The information required to be disclosed under this item is incorporated by reference to Exhibit 2.2 filed herein

C.	Material Contracts
The following is a summary of each material contract, other than material contracts entered into in the ordinary course of business, to which we or any of our subsidiaries is a party, for the two years immediately preceding the date of this annual report, each of which is included in the list of exhibits in “Item 19—Exhibits”:

(1)	Joint Venture Agreement, dated August 4, 2010, among PT Persona Sentra Utama, PT Mahameru Kencana Abadi, Navigator Gas Invest Limited and PT Navigator Khatulistiwa. On August 4, 2010, PT Persona Sentra Utama, PT Mahameru Kencana Abadi, Navigator Gas Invest Limited and PT Navigator Khatulistiwa, an Indonesian limited liability Company, or “PTNK,” entered into a Joint Venture Agreement, or the “JV Agreement.” Our operations in Indonesia are subject, among other things, to the Indonesian Shipping Act. That law generally provides that in order for certain vessels involved in Indonesian cabotage to obtain the requested licenses, the owners must either be wholly Indonesian owned or have a majority Indonesian shareholding. Navigator Pluto and Navigator Aries, which are chartered to Pertamina, the Indonesian state-owned producer of hydrocarbons, are owned by PTNK. PTNK is a joint venture of which 49% of the voting and dividend rights are owned by a subsidiary though ultimately controlled at the shareholder level by a subsidiary of Navigator Holdings, and 51% of such rights are owned by Indonesian limited liability companies. The JV Agreement for PTNK provides that certain actions relating to the joint venture or the vessels require the prior written approval of Navigator Holdings’ subsidiary, which may be withheld only on reasonable grounds and in good faith. Pursuant to the JV Agreement, PTNK is managed by its board of directors under the supervision, in accordance with Indonesian law, of the board of commissioners. The board of directors is comprised of one director nominee from the Indonesian limited liability companies which collectively own 51% of the share capital of PTNK. The board of commissioners is comprised of one nominee from the Indonesian entities and one nominee from Navigator Gas Invest Limited, a subsidiary of Navigator Holdings.

(2)	Supplemental Deed, dated February 13, 2014, among PT Navigator Khatulistiwa, PT Persona Sentra Utama, PT Mahameru Kencana Abadi, Navigator Gas Invest Limited, Falcon Funding Ptd. Ltd. and Navigator Gas L.L.C. On February 13, 2014, PTNK, PT Persona Sentra Utama, PT Mahameru Kencana Abadi, Navigator Gas Invest Limited, Falcon Funding Pte. Ltd and Navigator Gas L.L.C. entered into a Supplemental Deed under which the JV Agreement was amended to include Navigator Global, which is currently chartered to Pertamina, along with Navigator Pluto and Navigator Aries.

(3)	$220.0 million Secured Facility Agreement, dated October 28, 2016, by and among Navigator Gas L.L.C. as borrower, Navigator Holdings Ltd., as guarantor, and the lenders named therein. See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Secured Term Loan Facilities and Revolving Credit Facilities—Term and Facility Limits—October 2016 Secured Term Loan and Revolving Credit Facility.”

(4)	$160.8 million Secured Facility Agreement dated June 30, 2017, by and among Navigator Gas L.L.C. as borrower, Navigator Holdings Ltd., as guarantor, and the lenders named therein. See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Secured Term Loan Facilities and Revolving Credit Facilities—Term and Facility Limits—June 2017 Secured Term Loan and Revolving Credit Facility.”

(5)	$107.0 million Secured Facility Agreement, dated March 25, 2019, by and among Navigator Atlas L.L.C., Navigator Europa L.L.C., Navigator Oberon L.L.C. and Navigator Triton L.L.C. as borrowers, Navigator Gas L.L.C. and Navigator Holdings Ltd. as guarantors, Credit Agricole Corporate and Investment Bank, ING Bank, a branch of ING—DIBA AG and Skandinaviska Enskilda Banken AB (Publ), as arrangers and Credit Agricole Corporate and Investment Bank, as agent. See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Secured Term Loan Facilities and Revolving Credit Facilities—Term and Facility Limits—March 2019 Secured Term Loan Facility.”

(6)	$75.0 million Credit Agreement dated March 29, 2019, between Navigator Ethylene Terminals L.L.C. as borrower, and ING Capital L.L.C. and SG Americas Securities L.L.C. as arrangers. See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Terminal Facility.”

(7)	$210.0 million Facility Agreement, by and among Navigator Gas L.L.C. as borrower and Nordea Bank AB, ABN Amro Bank N.V., BNP Paribas S.A., ING Bank N.V., London Branch; National Australia Bank Limited and Credit Agricole Corporate and Investment Bank as lead arrangers and a group of financial institutions as lenders, dated as of September 17, 2020. See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Secured Term Loan Facilities and Revolving Credit Facilities—Term and Facility Limits—September 2020 Secured Revolving Credit Facility.”

(8)	Bond Agreement between Navigator Holdings Ltd. and Nordic Trustee AS on behalf of the Bondholders in the bond issue of 8.0% Navigator Holdings Ltd. Senior Unsecured Callable Bonds dated September 9, 2020. See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—2020 Senior Unsecured Bonds.”

(9)	Amended and Restated Investor Rights Agreement, dated August 4, 2021, among Navigator Holdings Ltd. and BW Group Limited. See “Item 7—Major Shareholders and Related Party Transactions—Related Party Transactions—Investor Rights Agreements”.

(10)	Investor Rights Agreement, dated August 4, 2021, among Navigator Holdings Ltd. and Ultranav International S.A. and Ultranav Denmark ApS. See “Item 7—Major Shareholders and Related Party Transactions—Related Party Transactions—Investor Rights Agreements”.

(11)	$200 million Senior Secured Term Loan facility agreement dated March 20, 2023 between Navigator Gas L.L.C. as borrower and ABN AMRO BANK N.V. and NORDEA BANK ABP, FILIAL I NORGE as bookrunners.

(12)
$151,2 million Term Loan Facility dated December 15, 2022, between Pacific Jupiter L.L.C., Pacific Mars L.L.C.,Pacific Mercury L.L.C., Pacific Saturn L.L.C., and Pacific Venus L.L.C. as Borrowers and ING Bank N.V., London Branch as Coordinator.

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
Material U.S. Federal Income Tax Consequences

The following is a discussion of the material U.S. federal income tax considerations related to the ownership of our common stock that may be relevant to our shareholders. This discussion is based upon provisions of the Code, Treasury Regulations, and administrative rulings and court decisions, all as in effect as of the date hereof and all of which are subject to change, possibly with retroactive effect. Changes in these authorities may cause the tax consequences of holding our common stock to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to “we,” “our” or “us” are references to Navigator Gas.

The following discussion applies only to beneficial owners of our common stock that own shares of common stock as “capital assets” within the meaning of Section 1221 of the Code (i.e., generally for investment purposes) and is not intended to be applicable to all categories of investors, such as shareholders subject to special tax rules (e.g., financial institutions, insurance companies, broker-dealers, tax-exempt organizations, retirement plans or individual retirement accounts, or former citizens or long-term residents of the United States), to United States persons (within the meaning of the Code) that own, actually or constructively, 10% or more of our stock, to persons that hold the shares as part of a straddle, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes, to partnerships or their partners, or to persons that have a functional currency other than the U.S. Dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. If a partnership or other entity classified as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of its partners generally will depend upon the status of the partner and the activities of the partnership. If you are a partner in a partnership holding our common stock, we encourage you to consult your own tax advisor regarding the tax consequences to you of the partnership’s ownership of our common stock.

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

U.S. Federal Income Taxation of U.S. Holders

As used herein, the term “U.S. Holder” means a beneficial owner of our common stock that is:
•an individual U.S. citizen or resident (as determined for U.S. federal income tax purposes);
•a corporation (or other entity that is classified as a corporation for U.S. federal income tax purposes) organized under the laws of the United States or its political subdivisions;
•an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
•a trust if (i) a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) the trust has a valid election in effect to be treated as a U.S. person for U.S. federal income tax purposes.

Distributions to U.S. Holders

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

Special rules may apply to any amounts received in respect of our common stock that are treated as “extraordinary dividends.” In general, an extraordinary dividend is a dividend with respect to a share of our common stock that is equal to or in excess of 10% of a shareholder’s adjusted tax basis (or fair market value upon the shareholder’s election) in such share. In addition, extraordinary dividends include dividends received within a one-year period that, in the aggregate, equal or exceed 20% of a shareholder’s adjusted tax basis (or fair market value). If we pay an “extraordinary dividend” on shares of our common stock that is treated as “qualified dividend income,” then any loss recognized by a U.S. Individual Holder from the sale or exchange of such shares will be treated as long-term capital loss to the extent of the amount of such dividend.
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

PFIC Status and Significant Tax Consequences
Adverse U.S. federal income tax rules apply to a U.S. Holder that owns an equity interest in a non-U.S. corporation that is classified as a PFIC with respect to such U.S. Holder for U.S. federal income tax purposes. In general, we will be treated as a PFIC with respect to a U.S. Holder if, for any taxable year in which the holder held our common stock, either:
•at least 75% of our gross income (including the gross income of our vessel-owning subsidiaries) for such taxable year consists of passive income (e.g., dividends, interest, capital gains from the sale or exchange of investment property and rents derived other than in the active conduct of a rental business), or
•at least 50% of the average value of the assets held by us (including the assets of our vessel-owning subsidiaries) during such taxable year produce, or are held for the production of, passive income.

Income earned or treated as earned (for U.S. federal income tax purposes) by us in connection with the performance of services should not constitute passive income for PFIC purposes. By contrast, rental income generally would constitute passive income unless we were treated as deriving our rental income in the active conduct of a trade or business under the applicable rules.

Based on our current and projected method of operation we believe that we were not a PFIC for any prior taxable year, and we expect that we will not be treated as a PFIC for the current or any future taxable year. We believe that more than 25% of our gross income for each taxable year was or will be non-passive income, and more than 50% of the average value of our assets for each such year was or will be held for the production of such non-passive income. This belief is based on certain valuations and projections regarding our assets, income and charters, and its validity is conditioned on the accuracy of such valuations and projections. While we believe such valuations and projections to be accurate, the shipping market is volatile and no assurance can be given that our assumptions and conclusions will continue to be accurate at any time in the future.

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
Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election

If we were to be treated as a PFIC for any taxable year, a U.S. Holder who does not make either a QEF election or a “mark-to-market” election for that year, or a “Non-Electing Holder,” would be subject to special rules resulting in increased liability with respect to (i) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on our common stock in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for the shares), and (ii) any gain realized on the sale, exchange or other disposition of the shares. Under these special rules:
•the excess distribution or gain would be allocated ratably over the Non-Electing Holder’s aggregate holding period for the common stock;
•the amount allocated to the current taxable year and any taxable year prior to the taxable year we were first treated as a PFIC with respect to the Non-Electing Holder would be taxed as ordinary income; and
•the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayers for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such year.

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
Distributions to Non-U.S. Holders

Distributions we pay to a Non-U.S. Holder will not be subject to U.S. federal income tax or withholding tax if the Non-U.S. Holder is not engaged in a U.S. trade or business. If the Non-U.S. Holder is engaged in a U.S. trade or business, our distributions will be subject to U.S. federal income tax on a net basis to the extent they constitute income effectively connected with the Non-U.S. Holder’s U.S. trade or business. However, distributions paid to a Non-U.S. Holder that is engaged in a U.S. trade or business may be exempt from taxation under an income tax treaty if the income arising from the distribution is not attributable to a U.S. permanent establishment or fixed base maintained by the Non-U.S. Holder.
Disposition of Shares

In general, a Non-U.S. Holder is not subject to U.S. federal income tax or withholding tax on any gain resulting from the disposition of our common stock provided the Non-U.S. Holder is not engaged in a U.S. trade or business. A Non-U.S. Holder that is engaged in a U.S. trade or business will be subject to U.S. federal income tax on a net basis in the event the gain from the disposition of shares is effectively connected with the conduct of such U.S. trade or business (provided, in the case of a Non-U.S. Holder entitled to the benefits of an income tax treaty with the United States, such gain also is attributable to a U.S. permanent establishment or fixed base maintained by the Non-U.S. Holder). However, even if not engaged in a U.S. trade or business, individual Non-U.S. Holders may be subject to tax on gain resulting from the disposition of our common stock if they are present in the United States for 183 days or more during the taxable year in which those shares are disposed and meet certain other requirements.

Backup Withholding and Information Reporting

In general, payments to a non-corporate U.S. Holder of distributions or the proceeds of a disposition of common stock will be subject to information reporting. These payments to a non-corporate U.S. Holder also may be subject to backup withholding if the non-corporate U.S. Holder:
•fails to provide an accurate taxpayer identification number;
•is notified by the IRS that he has failed to report all interest or corporate distributions required to be reported on their U.S. federal income tax returns; or
•in certain circumstances, fails to comply with applicable certification requirements.

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
Not Applicable

G.	Statements by Experts
Not applicable.

H.	Documents on Display
Documents concerning us that are referred to herein may be inspected at our principal executive offices at 10 Bressenden Place, London, SW1E 5DH United Kingdom, and may also be obtained from our website at www.navigatorgas.com. Those documents electronically filed via the SEC’s Electronic Data Gathering, Analysis, and Retrieval (or EDGAR) system may be obtained from the SEC’s website at http://www.sec.gov. Information contained on any website referenced in this Annual Report on Form 20-F is not incorporated by reference herein.

I.	Subsidiary Information
Not applicable.

J.	Annual Report to Security Holders
Not applicable.

Item 11.	Quantitative and Qualitative Disclosures About Market Risk
Interest Rate Risk

We are exposed to the impact of interest rate changes through borrowings that require us to make interest payments based on SOFR. Our wholly-owned subsidiaries and certain of our vessel-owning subsidiaries are parties to secured term loan and revolving credit facilities that bear interest at rates between SOFR plus 185 and SOFR plus 260 basis points. At December 31, 2023, $316.5 million of our outstanding debt was subject to interest rate swaps and therefore is not exposed to interest rate changes, whereas $494.0 million was subject to variable interest rates. Based on this, a hypothetical variation in SOFR of 100 basis points would result in an increase of $4.9 million in annual interest due on our indebtedness outstanding as of December 31, 2023.

We use interest rate swaps to reduce our exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize the risks and costs associated with our floating-rate debt. The Company is exposed to the risk of credit loss in the event of non-performance by the counterparty to the interest rate swap agreements.

Foreign Currency Exchange Rate Risk

Our primary economic environment is the international shipping market. This market utilizes the U.S. Dollar as its functional currency. Consequently, most of our revenues are in U.S. Dollars although some charter hires are paid in Indonesian Rupiah. Our expenses, however, are in the currency invoiced by each supplier, and we remit funds in the various currencies invoiced. We incur some vessel operating expenses and general and administrative costs in foreign currencies, primarily the Euro, Pound Sterling Danish Kroner and Polish Zloty and therefore there is a transactional risk that currency fluctuations could have a negative effect on our cashflows and financial condition. We believe these adverse effects would not be material and we have not entered into any derivative contracts to mitigate our exposure to foreign currency exchange rate risk during 2023. However, we may enter into derivative or forward contracts to cover our foreign currency exposure in the future.
Inflation

We are exposed to increases in operating costs arising from various vessel operations, including crewing, vessel repair costs, drydocking costs, insurance and fuel prices as well as from general inflation and we are subject to fluctuations as a result of market forces. Increases in bunker costs could have a material effect on our future operations if the number and duration of our voyage charters or COAs increases. In the case of the 47 vessels owned and commercially managed by us as of December 31, 2023, 38 were employed on time charter and as such it is the charterers who pay for the fuel on those vessels. If our vessels are employed under voyage charters or COAs, freight rates are generally sensitive to the price of fuel. However, a sharp rise in bunker prices may have a temporary negative effect on our results since freight rates generally adjust only after prices settle at a higher level.
Credit Risk

We may be exposed to credit risks in relation to vessel employment and at times we may have multiple vessels employed by one charterer. We consider and evaluate the concentration of credit risk continuously and perform ongoing evaluations of these charterers for credit risk. As of December 31, 2023, no more than seven of our vessels were employed by the same charterer. We invest our surplus funds with reputable financial institutions, typically with original maturities of no more than three months, in order to provide the Company with flexibility to meet all requirements for working capital and capital investments.

Item 12.	Description of Securities Other than Equity Securities

Not applicable.
PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

Neither Navigator Holdings nor any of its subsidiaries have been subject to a material default in the payment of principal, interest, a sinking fund or purchase fund installment or any other material default or delinquency that was not cured within 30 days.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

Disclosure Controls and Procedures

Our management including our Chief Executive Officer and our Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) as of December 31, 2023, have concluded that, as of such date, our disclosure controls and procedures were effective.

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

Management has performed an assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2023, based on the provisions of Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based upon the evaluation, our management, with the participation of our Chief Executive Officer and our Chief Financial Officer, concluded that our internal control over financial reporting were effective as of December 31, 2023.

Attestation Report of the Independent Registered Accounting Firm

The Company’s internal control over financial reporting, as of December 31, 2023, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, who also audited the Company’s consolidated financial statements for that year. PricewaterhouseCoopers LLP audit report on the effectiveness of internal control over financial reporting is presented on page F-2.

Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert

Our board of directors has determined that Mr. Weidinger, Dr. Fischer, Dr. Odedra and Mrs. Marx satisfy the independence standards established by the NYSE and that each qualifies as an “audit committee financial expert,” as such term is defined in Regulation S-K promulgated by the SEC.

Item 16B.	Code of Ethics

We have adopted a Code of Conduct and Business Ethics that applies to all entities controlled by the Company and its employees, directors, officers and agents of the Company. We will provide any person, free of charge, a copy of our Code of Conduct and Business Ethics upon written request to our principal executive office. This document is available on our website at www.navigatorgas.com.

We intend to provide disclosure of any amendments or waivers to our Code of Conduct and Business Ethics on our website within five business days following the date of the amendment or waiver.

Item 16C.	Principal Accountant Fees and Services

Our principal accountant for 2023 and 2022 was PricewaterhouseCoopers LLP.

Audit Fees

Audit fees incurred in 2023 and 2022 were $2.0 million and $1.5 million, respectively, relating to aggregate fees billed for professional services rendered by the principal accountant for the audit of the Company and its subsidiaries’ annual financial statements. Additional fees of approximately $0.2 million related to the principal accountant’s quarterly reviews were billed in each of 2023 and 2022.

Audit-Related Fees

Audit related fees incurred by the Company for services provided by our principal accountant were $0.1 million in 2023 compared to $nil for 2022.

Tax Fees

There were no tax fees billed or tax services provided by our principal accountant in 2023 and 2022.

All Other Fees

There was approximately $6,773 billed for other fees in 2023 charged by our principal accountant compared to $13,700 in 2022.

The audit committee has the authority to pre-approve permissible audit and non-audit services not prohibited by law to be performed by our independent registered public accounting firm and any associated fees. Engagements for proposed services either may be separately pre-approved by the audit committee or entered into pursuant to detailed pre-approval policies and procedures established by the audit committee, as long as the audit committee is informed on a timely basis of any engagement entered into on that basis. The audit committee separately pre-approved all engagements and fees paid to our principal accountant for all periods in 2023 and 2022.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Period(1)	Total number of common shares purchased(2)	Average price paid per common share	Total dollar amount purchased as part of all publicly announced plans or programs(2)	Approximate dollar value of common shares that may yet be purchased under such plans or programs
December 2002	459,665	$11.93	$5,485,830	$44,514,170
January 2023	636,892	12.17	7,752,971	36,761,199
February 2023	416,341	13.30	5,537,157	31,224,042
March 2023	1,109,251	13.34	14,814,040	16,410,002
April 2023	1,080,681	13.92	15,079,218	1,330,784
May 2023	107,117	13.35	1,445,070	24,885,714
August 2023	80,000	13.57	1,087,779	23,797,935
September 2023	136,933	13.99	1,918,723	21,879,212
November 2023	13,709	14.59	200,400	21,678,812
December 2023	62,793	14.34	901,888	20,776,924
2023	3,643,717	13.38	48,737,246	20,776,924
March 2024	33,064	15.15	500,950	20,275,974
	4,136,446	13.23	54,724,026

(1)
On October 18, 2022, we announced a share repurchase plan (the “Repurchase Plan”). Pursuant to the Repurchase Plan, we may purchase up to $50 million of our common shares, at times and prices that are considered by us to be appropriate. All purchases of common shares set forth in the table above were made pursuant to the Repurchase Program. We expect all repurchases under the plan to be conducted in the open market or in privately negotiated transactions, but we are not obligated under the terms of the plan to repurchase any shares, and, at any time, we may suspend, delay or discontinue the Repurchase Plan.

(2)
On May 22, 2023, the Company announced an additional Return of Capital policy incorporating a new share repurchase plan pursuant to which we may repurchase up to an aggregate of $25 million of the Company’s shares of common stock, as well as a future dividend policy, subject to operating needs and other circumstances, proposing to pay a quarterly cash dividend of $0.05 per share (the “Fixed Element”) and return additional capital in the form of additional cash dividends and/or share repurchases, such that the Fixed Element and, if any, the variable component, together, equal 25% of net income for the applicable quarter. Declarations of any dividends in the future, and the amount of any such dividends, are subject to approval by the Company’s Board of Directors.

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

Nominations and Corporate Governance Committees

The NYSE requires that a listed U.S. company have a nominations committee and a corporate governance committee composed entirely of independent directors and committee charters specifying the purpose, duties and evaluation procedures of the committees. While we are not required under Marshall Islands law and our bylaws to have nomination and corporate governance committees, we have a nominations committee however, it is not composed entirely of independent directors and we do not publish our nominations committee charter on our website, as is required under the NYSE standards applicable to listed U.S. companies.We do not have a corporate governance committee.

Compensation Committee

The NYSE requires that a U.S. company have a compensation committee of independent directors and a committee charter specifying the purpose. duties and evaluation procedures of the committee. We have a compensation committee, however, it is not composed entirely of independent directors.

Corporate Governance Guidelines

The NYSE requires listed U.S. companies to adopt and disclose corporate governance guidelines. The guidelines must address, among other things: director qualification standards, director responsibilities, director access to management and independent advisers, director compensation, director orientation and continuing education, management succession and an annual performance evaluation. We are not required to adopt such guidelines under Marshall Islands law or our bylaws and we have not adopted such guidelines.

We believe that our established corporate governance practices satisfy the NYSE listing standards.

Item 16H.	Mine Safety Disclosure
Not applicable.

Item 16I.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections
Not applicable.

Item 16J.	Insider Trading Policies
Reserved.

Item 16K.	Cybersecurity

The Company recognizes the critical importance of developing, implementing, and maintaining a robust cybersecurity risk management, strategy, and governance program in order to safeguard the confidentiality, integrity, and availability of Company systems and information.

Oversight of Cybersecurity Matters

The Company’s Board of Directors is responsible for ensuring effective governance in managing risks associated with cybersecurity threats, and the Audit Committee is tasked with overseeing cybersecurity threats and risk management, and receiving updates from Company management regarding the same. The Audit Committee is composed of board members with diverse backgrounds which equips the collective committee to effectively oversee risk management, strategy, and governance across various threat landscapes, including cybersecurity.

Management of Cybersecurity Matters

The Company’s management assumes responsibility for assessing, identifying, and managing cybersecurity threats, incidents, and risks.

The Company has built a layered defense system based on the principles of Detect, Protect, Respond and Recover, which relies on tools, such as antivirus, anti-malware, firewall, endpoint detection and response, identity and access management, web content and spam filtering, multi factor authentication and virtual private networks, and also on experienced personnel.

The Company conducts regular cybersecurity tests to proactively identify and patch weaknesses, and has a comprehensive backup process with recovery testing, to ensure availability of data. Cybersecurity awareness training is provided to employees to improve cybersecurity knowledge, which is reinforced by through simulated phishing attacks to test its effectiveness.

Key members of the Company’s management are appraised of the Company’s latest cybersecurity posture and developments including, but not limited to, new threats, incidents, risks, risk management solutions, tools, trainings, strategy pivots, and governance changes.

Engagement of Third Parties

The Company leverages the cybersecurity expertise, insight, and resources of various external third parties, including but not limited to, cybersecurity service providers, assessors, consultants, auditors, and other third parties engaged on an as-needed basis.

Material Impact on Company

The Company’s business strategy, operations, or financial condition have not been materially affected by any cybersecurity threats or incidents. For a discussion of risks to the Company from cybersecurity threats, see “Item 3D. Risk Factors - We rely on our information systems to conduct our business, and failure to protect these systems against security breaches could disrupt our business, and adversely affect our results of operations”.

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

4.12*	$200 million Senior Secured Term Loan facility agreement dated March 20, 2023 between Navigator Gas L.L.C. as borrower and ABN AMRO BANK N.V. and NORDEA BANK ABP, FILIAL I NORGE as bookrunners.
4.13
$151,2 million Term Loan Facility dated December 15, 2022, between Pacific Jupiter L.L.C., Pacific Mars L.L.C.,Pacific Mercury L.L.C., Pacific Saturn L.L.C., and Pacific Venus L.L.C. as Borrowers and ING Bank N.V., London Branch as Coordinator.

4.14	Policy for the Recovery of Erroneously Awarded Compensation
8.1*	List of Subsidiaries of Navigator Holdings Ltd.
12.1*	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer.
12.2*	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer.
13.1*	Certification under Section 906 of the Sarbanes-Oxley Act of 2002 of the Chief Executive Officer.
13.2*	Certification under Section 906 of the Sarbanes-Oxley Act of 2002 of the Chief Financial Officer.
15.1*	Consent of Independent Registered Public Accounting Firm, PwC LLP
15.2*	Consent of Independent Registered Public Accounting Firm, DELOITTE & TOUCHE LLP

Exhibit Number	Description
101. INS*	Inline XBRL Instance Document—the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101. SCH*	Inline XBRL Taxonomy Extension Schema
101. CAL*	Inline XBRL Taxonomy Extension Schema Calculation Linkbase
101. DEF*	Inline XBRL Taxonomy Extension Schema Definition Linkbase
101. LAB*	Inline XBRL Taxonomy Extension Schema Label Linkbase
101. PRE*	Inline XBRL Taxonomy Extension Schema Presentation Linkbase
104*	Cover Page Interactive Date File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

NAVIGATOR HOLDINGS LTD.
Date:	By:	/s/ Gary Chapman
March 27, 2024	Name:	Gary Chapman
	Title:	Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Navigator Holdings Ltd.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Navigator Holdings Ltd. and its subsidiaries (the “Company”) as of December 31, 2023 and 2022, and the related consolidated statements of operations, comprehensive income/(loss), stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2023, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, based on our audits and the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, based on our audit, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

We did not audit the financial statements of Enterprise Navigator Ethylene Terminal LLC, a 50% equity investment of the Company, as of December 31, 2023 and 2022 and for each of the three years in the period ended December 31, 2023, which is reflected in the consolidated financial statements of the Company as an equity method investment of $171.1 million and $146.3 million as of December 31, 2023 and 2022, respectively, and income from equity investments of $20.4 million, $26.1 million and $11.4 million for each of the three years in the period ended December 31, 2023. Those statements were audited by other auditors whose report thereon has been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for Enterprise Navigator Ethylene Terminal LLC, is based solely on the report of the other auditors.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Valuation of vessels and capitalized drydocking costs

As described in Notes 2 and 6 to the consolidated financial statements, the aggregate carrying value of the Company’s vessels and capitalized drydocking costs as of December 31, 2023 was $1,754.4 million. Management’s vessels and capitalized drydocking costs are reviewed for impairment when events or circumstances indicate the carrying amount of the vessel or capitalized drydocking costs may not be recoverable. As disclosed by management, for the year ended December 31, 2023, management determined that there were no circumstances that indicated that the carrying amount of the vessels and capitalized drydocking costs might not be recoverable. This determination involved the use of judgements and assumptions regarding expected future utilization rates. Management also considered recent geopolitical and macroeconomic events, including the war in Ukraine and the conflict in the Gaza region, rates of inflation and interest, industry trends, and climate change initiatives which may impact economic useful life assumptions.

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
March 27, 2024

We have served as the Company’s auditor since 2021.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member of Enterprise Navigator Ethylene Terminal LLC

Opinion on the Financial Statements

We have audited the balance sheets of Enterprise Navigator Ethylene Terminal LLC (the "Company") as of December 31, 2023 and 2022, the related statements of operations, cash flows, and members' equity, for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the "financial statements") (not presented herein). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/s/ DELOITTE & TOUCHE LLP

Houston, Texas
March 27, 2024

We have served as the Company’s auditor since 2018.

Navigator Holdings Ltd.
Consolidated Balance Sheet

	December 31, 2022	December 31, 2023
Assets	(in thousands, except share data)
Current assets
Cash, cash equivalents and restricted cash	$153,194	$158,242
Accounts receivable, net of allowance for credit losses	18,245	34,653
Accrued income	9,367	2,437
Prepaid expenses and other current assets	21,152	17,068
Bunkers and lubricant oils	8,548	9,044
Insurance receivable	1,452	526
Amounts due from related parties	16,363	33,402
Total current assets	228,321	255,372
Non-current assets
Vessels, net	1,692,494	1,754,382
Property, plant and equipment, net	198	142
Intangible assets, net of accumulated amortization	239	332
Equity method investments	148,534	174,910
Derivative assets	21,955	14,674
Right-of-use asset for operating leases	3,625	2,873
Prepaid expenses and other non- current assets	1,372	—
Total non-current assets	1,868,417	1,947,313
Total assets	$2,096,738	$2,202,685
Liabilities and stockholders’ equity
Current liabilities
Current portion of secured term loan facilities, net of deferred financing costs	$99,009	$120,327
Current portion of operating lease liabilities	219	914
Accounts payable	7,773	11,643
Accrued expenses and other liabilities	24,708	20,847
Accrued interest	4,211	5,488
Deferred income	23,108	25,617
Amounts due to related parties	595	606
Total current liabilities	159,623	185,442
Non-current liabilities
Secured term loan and revolving credit facilities, net of current portion and deferred financing costs	608,338	641,975
Senior unsecured bond, net of deferred financing costs	98,943	90,336
Operating lease liabilities, net of current portion	4,032	3,500
Deferred tax liabilities	4,250	7,016
Amounts due to related parties	48,140	41,342
Total non-current liabilities	763,703	784,169
Total liabilities	$923,326	$969,611
Commitments and contingencies (see note 13)
Stockholders’ equity
Common stock—$0.01 par value per share; 400,000,000 shares authorized; 73,208,586 shares issued and outstanding (December 31, 2022: 76,804,474)	$769	$733
Additional paid-in capital	798,188	799,472
Accumulated other comprehensive loss	(463)	(152)
Retained earnings	364,000	390,221
Total Navigator Holdings Ltd. stockholders’ equity	1,162,494	1,190,274
Non-controlling interests	10,918	42,800
Total equity	1,173,412	1,233,074
Total liabilities and equity	$2,096,738	$2,202,685
See accompanying notes to consolidated financial statements.

Navigator Holdings Ltd.
Consolidated Statements of Operations

	Year ended December 31, 2021	Year ended December 31, 2022	Year ended December 31, 2023
	(in thousands, except per share data)
Revenues
Operating revenues	$352,922	$405,346	$493,339
Operating revenues—Unigas Pool	27,004	46,345	50,043
Operating revenues—Luna Pool collaborative arrangements	26,555	22,101	7,355
Total operating revenues	406,481	473,792	550,737
Expenses
Brokerage commissions	4,802	5,900	6,923
Voyage expenses	71,953	78,674	74,509
Voyage expenses—Luna Pool collaborative arrangements	20,913	20,716	5,561
Vessel operating expenses	131,183	159,266	170,952
Depreciation and amortization	88,486	126,220	129,202
Impairment losses on vessels	63,581	—	—
Profit from sale of vessel	—	(4,721)	(4,797)
General and administrative costs	28,881	27,439	31,213
Other income	(367)	(364)	(60)
Total operating expenses	409,432	413,130	413,503
Operating (loss)/income	(2,951)	60,662	137,234
Foreign currency exchange gain on senior secured bonds	2,146	6,589	—
Realized loss on cross currency interest rate swap	—	(6,270)	—
Unrealized gain / (loss) on non-designated derivative instruments	791	25,124	(7,282)
Loss on repayment of senior bonds	—	(1,102)	—
Interest expense	(38,682)	(50,840)	(64,898)
Write off of deferred financing costs	—	(212)	(171)
Interest income	302	1,082	5,707
(Loss)/income before income taxes and share of results of equity method investments	(38,394)	35,033	70,590
Income taxes	(1,969)	(5,949)	(4,325)
Share of results of equity method investments	11,147	25,794	20,607
Net (loss)/income	(29,216)	54,878	86,872
Net income attributable to non-controlling interests	(1,748)	(1,405)	(4,617)
Net (loss)/income attributable to stockholders of Navigator Holdings Ltd.	(30,964)	53,473	82,255
(Loss)/earnings per share attributable to stockholders of Navigator Holdings Ltd.
Basic	(0.48)	0.69	1.11
Diluted:	(0.48)	0.69	1.10
Weighted average number of shares outstanding:
Basic	64,669,567	77,234,830	74,096,284
Diluted:	64,669,567	77,558,494	74,607,449

See accompanying notes to consolidated financial statements.

Navigator Holdings Ltd.
Consolidated Statements of Comprehensive Income/(Loss)

	Year ended December 31, 2021	Year ended December 31, 2022	Year ended December 31, 2023
	(in thousands)
Net (loss)/income	$(29,216)	$54,878	$86,872
Other comprehensive income/(loss):
Foreign currency translation gain/(loss)	(8)	(215)	311
Total comprehensive (loss)/income	$(29,224)	$54,663	$87,183
Total comprehensive (loss)/income attributable to:
Stockholders of Navigator Holdings Ltd.	$(30,972)	$53,263	$82,566
Non-controlling interests	1,748	1,400	4,617
Total comprehensive (loss)/income	$(29,224)	$54,663	$87,183

See accompanying notes to consolidated financial statements.

Navigator Holdings Ltd.
Consolidated Statements of Stockholders’ Equity

	Common stock
	Number of shares	Amount at $0.01 par value in $	Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Retained Earnings	Non-controlling interest	Total
	(in thousands, except share data and par values)
January 1, 2021	55,893,618	$559	$593,254	$(245)	$346,972	$1,855	$942,395
Issuance of common stock	21,202,671	212	202,698	—	—	—	202,910
Restricted shares issued March 17, 2021	85,263	1	—	—	—	—	1
Restricted shares issued October 31, 2021	15,000	—	—	—	—	—	—
Restricted shares cancelled December 7, 2021	(16,123)	—	—	—	—	—	—
Net (loss)/income	—	—	—	—	(30,964)	1,748	(29,216)
Foreign currency translation	—	—	—	(8)	—	—	(8)
Share-based compensation plan	—	—	1,372	—	—	—	1,372
December 31, 2021	77,180,429	$772	$797,324	$(253)	$316,008	$3,603	$1,117,454
Issuance of common stock	—	—	—	—	—	—	—
Repurchase of common stock	(459,665)	(4)	—	—	(5,481)		(5,485)
Restricted shares issued March 17, 2022	75,716	1	—	—	—	—	1
Restricted shares issued April 4, 2022	10,000	—	—	—	—	—	—
Restricted shares cancelled May 26, 2021	(2,006)	—	—	—	—	—	—
Net income	—	—	—	—	53,473	1,405	54,878
Foreign currency translation	—	—	—	(210)	—	(5)	(215)
Share-based compensation plan	—	—	864	—	—	—	864
Investment by non-controlling interest	—	—	—	—	—	5,915	5,915
December 31, 2022	76,804,474	$769	$798,188	$(463)	$364,000	$10,918	$1,173,412
Restricted shares issued March 15, 2023	47,829	—	—	—	—	—	—
Net income	—	—	—	—	82,255	4,617	86,872
Foreign currency translation	—	—	—	311	—	—	311
Investment by non-controlling interest	—	—	—	—	—	27,265	27,265
Repurchase of common stock	(3,643,717)	(36)	—	—	(48,700)	—	(48,736)
Share-based compensation plan	—	—	1,284	—	—	—	1,284
Dividend paid ($0.10 per share)	—	—	—	—	(7,334)	—	(7,334)
December 31, 2023	73,208,586	$733	$799,472	$(152)	$390,221	$42,800	$1,233,074
See accompanying notes to consolidated financial statements.

Navigator Holdings Ltd.
Consolidated Statements of Cash Flows

	Year ended December 2021	Year ended December 2022	Year ended December 2023
	(in thousands)
Cash flows from operating activities
Net (loss)/income	$(29,216)	$54,878	$86,872
Adjustments to reconcile net income/(loss) to net cash provided by operating activities
Foreign exchange (gain)/loss on senior secured bonds	(2,146)	(6,589)	—
Unrealized (gain)/loss on non-designated derivative instruments	(791)	(25,124)	7,282
Realized loss on cross currency interest rate swap	—	6,270	—
Depreciation and amortization	88,486	126,220	129,202
Payment of drydocking costs	(19,944)	(18,338)	(12,424)
Impairment losses on vessels	63,581	—	—
Profit from sale of vessel	—	(4,721)	(4,797)
Share-based compensation expense	1,373	869	1,284
Amortization of deferred financing costs	3,668	3,863	3,716
Share of results of equity method investments	(11,147)	(25,794)	(20,607)
Deferred taxes	—	3,842	2,363
Other unrealized foreign exchange loss/(gain)	(704)	2,872	(160)
Changes in operating assets and liabilities
Accounts receivable	(7,874)	13,661	(16,408)
Insurance claim receivable	(8,007)	(3,858)	400
Bunkers and lubricant oils	(2,703)	3,958	(496)
Accrued income, prepaid expenses and other current assets	36,566	(9,541)	11,013
Accounts payable, accrued interest, accrued expenses and other liabilities	3,211	6,636	4,501
Amounts to/(from) related parties	(16,412)	1,204	(17,039)
Net cash provided by operating activities	97,941	130,308	174,702

Cash flows from investing activities
Additions to vessels and equipment	(3,150)	(45,719)	(191,727)
Contributions to equity method investments	(4,000)	—	(36,558)
Distributions from equity method investments	16,183	27,469	30,790
Purchase of other property, plant and equipment and intangibles	(390)	(50)	(233)
Cash acquired with investment in Ultragas	17,477	—	—
Net proceeds from sale of vessel	4,530	38,762	20,720
Insurance recoveries	2,407	9,263	527
Net cash provided by/(used in) investing activities	33,057	29,725	(176,481)

Cash flows from financing activities
Proceeds from secured term loan facilities and revolving credit facilities	18,000	139,273	323,561
Direct financing cost of secured term loan and revolving credit facilities	(26)	(1,874)	(3,548)
Repayment of senior bonds	—	(61,564)	—
Repurchase of share capital	—	(5,485)	(48,736)
Settlement of derivatives	—	(11,322)	—
Repayments under operating lease obligations	—	—	(289)
Purchase of senior unsecured bonds	—	—	(9,000)

	Year ended December 2021	Year ended December 2022	Year ended December 2023
	(in thousands)
Repayment of secured term loan facilities and revolving credit facilities	(77,726)	(186,430)	(268,311)
Repayment of refinancing of vessel to related parties	(6,342)	(6,738)	(6,798)
Cash received from non-controlling interest	—	5,915	27,265
Dividends paid	—	—	(7,334)
Net cash (used) in/provided by financing activities	(66,094)	(128,225)	6,810
Effect of exchange rate changes on cash, cash equivalents and restricted cash	48	(2,837)	17
Net increase in cash, cash equivalents and restricted cash	64,952	28,971	5,048
Cash, cash equivalents and restricted cash at beginning of year	59,271	124,223	153,194
Cash, cash equivalents and restricted cash at end of year	$124,223	$153,194	$158,242

Supplemental Information
Total interest paid during the year, net of amounts capitalized	$33,023	$48,600	$62,109
Total tax paid during the year	$579	$2,438	$1,802

See accompanying notes to consolidated financial statements.

Navigator Holdings Ltd.
Notes to the Consolidated Financial Statements
for the year ended December 31, 2023

1. Description of the Business

Navigator Holdings Ltd. (the “Company”), the ultimate parent company of the Navigator Group of companies, is registered in the Republic of the Marshall Islands. The Company has a core business of owning and operating a fleet of liquefied gas carriers. As of December 31, 2023, the Company owned and operated 56 gas carriers (the “Vessels”) each having a cargo capacity of between 3,770 cbm and 38,000 cbm, of which 26 were ethylene and ethane-capable vessels.

The Company also owns a 50% share in a joint venture (the “Export Terminal Joint Venture”) that operates an ethylene export marine terminal at Morgan’s Point, Texas on the Houston Ship Channel (the “Ethylene Export Terminal”). Our Ethylene Export Terminal has the capacity to export approximately one million tons of ethylene per year.

On October 25, 2023 the Company, together with Yara Growth Ventures, announced that each of them had successfully acquired a 14.5% interest in the Norwegian startup Azane Fuel Solutions AS (“Azane”) for 2.7 million EUR (approximately $3.0 million). Azane, a joint venture between ECONNECT Energy AS and Amon Maritime AS was founded in Norway in 2020 to develop proprietary technology and services for ammonia fuel handling, to facilitate the transition to green fuels for shipping.

2. Summary of Significant Accounting Policies

(a) Basis of Presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Management has evaluated the Company’s ability to continue as a going concern and considered the conditions and events that could raise substantial doubt about the Company’s ability to continue as a going concern within 12 months after these financial statements are issued. As part of the assessment, management has included consideration of the following;
•the current financial condition and liquidity sources, including current funds available and forecasted future cash flows;
•any likely effects of global epidemics or other health crises, such as the COVID-19 pandemic;
•the effects of the conflict in Ukraine, Red sea, and the Gaza region on the Company’s business, including potential escalations or wider implications on other countries as well as possible effects of trade disruptions;
•environmental regulation affecting vessels' Energy Efficiency Existing Ship Index (“EEXI”); and
•total capital contributions required for the Terminal Expansion Project.

Management has determined that it is appropriate to continue to adopt the going concern basis in preparing the financial statements.

The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries and Variable Interest Entities (“VIE”) for which the Company is a primary beneficiary and which are also consolidated (See Note 8. Variable Interest Entities to our consolidated financial statements). All intercompany accounts and transactions have been eliminated on consolidation.

We operate the Ethylene Export Terminal through our 50/50 Export Terminal Joint Venture. Our joint venture partner is the sole managing member of the Export Terminal Joint Venture and it is also the operator of the Ethylene Export Terminal. The Export Terminal Joint Venture is organized as a limited liability company and maintains separate ownership accounts, consequently, we account for our investment using the equity method as our ownership interest is 50% and we exercise joint control over the investee’s operating and financial policies. We disclose our proportionate share of profits and losses from equity method unconsolidated affiliates in the statement of operations and adjust the carrying amount of our equity method investments on the balance sheet accordingly. The carrying amount is recognized initially at cost, which includes interest capitalized from the terminal loan facility utilized during the construction phase. The capitalized interest will be amortized over the useful life of the terminal. After initial recognition, the consolidated financial statements will include the Company’s share of the profit or loss and other comprehensive income (“OCI”) of equity-accounted investees, until the date on which joint control ceases.

In March 2020, the Company collaborated with Pacific Gas Pte. Ltd. and Greater Bay Gas to form and manage the Luna Pool as Pool Participants. As part of the formation of the Luna Pool, Luna Pool Agency Limited, (“Pool Agency”) was established. The investment in the Pool Agency created a 50/50 joint venture with Greater Bay Gas as outlined by Accounting Standards Codification (“ASC”) 323 – Investments -Equity Method and Joint Ventures (“ASC 323”). The Company’s investment in Pool Agency is accounted for as an equity investment in accordance with the guidance within ASC 810 – Consolidation and ASC 323. Pool revenues and expenses within the Luna Pool are accounted for in accordance with ASC 808 – Collaborative Arrangements.

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

We own a 33.3% share in Unigas International B.V. (“Unigas B.V”). Unigas B.V operates the Unigas Pool which was founded in 1969, with three pool members, Schulte Group, Sloman Neptun and Navigator Gas Denmark Aps (‘Pool members’) and where each contribute vessels to operate within the Unigas Pool. The Unigas pool is not a legal entity and operations are governed by an agreement between the Pool members. Vessel earnings are pooled and then distributed to the Pool members, using a formula according to the Unigas Pool agreement. The Company’s investment in Unigas B.V is accounted for as an investment using the equity method in accordance with the guidance within ASC 810 – Consolidation, and ASC 323 – Equity Method and Joint Ventures, whereas revenues and expenses within the Unigas Pool are accounted for in accordance with ASC 842 – Leases.

In connection with the preparation of the Company’s consolidated financial statements for the year ended December 31, 2023, an error was identified in relation to the classification of cash received from the non-controlling interest in the Navigator Greater Bay Joint Venture in our statement of cash flows presented in our consolidated financial statements for the year ended December 31, 2022. The correction of this matter resulted in a decrease in cash flows from investing activities of $5.9 million and an increase in cash flows from financing activities of $5.9 million for the year ended December 31, 2022. This revision had no impact on the consolidated balance sheet or statements of operations, comprehensive income/(loss) and stockholders’ equity. The Company has evaluated these amounts and has concluded that while they are immaterial to the consolidated financial statements for the year ended December 31, 2022, they should be corrected by revising the previously reported financial information presented for comparative purposes in this Annual Report on Form 20-F.
Collaborative Arrangements

The Pool Participants manage and participate in the activities of the Luna Pool through an executive committee comprising equal membership from both Pool Participants. Certain decisions made by the executive committee as to the operations of the Luna Pool require the unanimous agreement of both participants with others requiring a majority of votes. The Company’s wholly owned subsidiary, NGT Services (U.K.) Limited acts as commercial manager (“Commercial Manager”) to the Luna Pool. The Collaborative arrangement ended following the acquisition by us of the final vessel, Navigator Vega, on April 13, 2023.

Under the pool agreement, the Commercial Manager is responsible, as an agent, for the marketing and chartering of the participating vessels, collection of revenues and paying voyage costs such as port call expenses, bunkers and brokers’ commissions in relation to charter contracts, but the vessel owners continue to be fully responsible for the financing, insurance, crewing and technical management of their respective vessels. The Commercial Manager receives a fee based on the net revenues of the Luna Pool, which is levied on the Pool Participants, which after the elimination of inter group income, was $0.1 million for the year ended December 31, 2023 (December 31, 2022 and 2021: $0.4 million).

Pool revenues and expenses within the Luna Pool are accounted for in accordance with ASC 808 – Collaborative Arrangements; Pool earnings (gross earnings of the pool less costs and overheads of the Luna Pool and fees to the Commercial Manager) are aggregated and then allocated to the Pool Participants in accordance with an apportionment for each participant’s vessels multiplied by the number of days each of their vessels are on hire in the pool during the relevant period and therefore the Company is exposed to risks and rewards dependent on the commercial success of the Luna Pool. We have concluded that the Company is an active participant due to its representation on the executive committee and the participation of the Commercial Manager, as is the other Pool Participant.

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

(b) Vessels

Vessels are stated at cost, which includes the cost of construction, capitalized interest and other direct costs attributable to construction. The cost of the vessels (excluding the estimated initial drydocking cost) less their estimated residual value is depreciated on a straight-line basis over the vessel’s estimated useful life. With effect from January 1, 2022, the estimated useful life of the Company’s vessels changed from 30 years to 25 years, from the date of its original construction.

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

(d) Valuation of Vessels

Our vessels and capitalized drydocking costs are reviewed for impairment when events or circumstances indicate the carrying amount of the vessel and capitalized drydocking costs may not be recoverable. When such indicators are present, a vessel and the capitalized drydocking costs are tested for recoverability, by comparing the future cash flows (undiscounted and excluding interest charges that will be recognized as an expense when incurred) expected to be generated by the vessel and the capitalized drydocking costs over their estimated remaining useful life to its carrying value. If we determine that a vessel’s undiscounted cash flows are less than its carrying value, we record an impairment loss equal to the amount by which its carrying amount exceeds its fair value. Fair value is determined using a discounted cashflow model. The new lower cost basis would result in lower annual depreciation than before the impairment. At December 31, 2023, the estimated useful lives of the vessels were unchanged at 25 years, and none of the vessels showed indications of impairment.

Amongst other things, judgements regarding the impact of recent geopolitical and macroeconomic events, including the war in Ukraine and the conflict in the Gaza region, rates of inflation and interest, industry trends, and climate change initiatives which may impact economic useful life assumptions,were considered when determining whether indicators of impairment were present. This determination also involved the use of judgements and assumptions regarding expected future utilization rates.

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

(f) Drydocking Costs

Depending on the age of each vessel, it is required to be dry-docked approximately every two and a half year or five years for classification society surveys and inspections of, among other things, the underwater parts of the vessel. These works include, but are not limited to hull coatings, seawater valves, steelworks and piping works, propeller servicing and anchor chain winch calibrations, all of which cannot be performed while the vessels are operating. The Company capitalizes costs associated with the dry-dockings in accordance with ASC 360 – Property, Plant and Equipment, and depreciates these costs on a straight-line basis over the period to the next expected dry-docking. Depreciation of dry-docking costs is included in depreciation in the

Consolidated Statements of Operations. Costs incurred during the dry-docking period which relate to routine repairs and maintenance are expensed. Where a vessel is newly acquired, or constructed, a proportion of the cost of the vessel is allocated to the components expected to be replaced at the next drydocking based on the expected costs relating to the next drydocking, which is based on experience and past history of similar vessels. Drydocking costs are included within operating activities on the cashflow statement.

(g) Intangible Assets

Intangible assets consist of software acquisition and associated costs of software modification to meet the Company’s internal needs. Intangible assets are amortized on a straight-line basis over the expected life of the software license, product or the expected duration that the software is estimated to contribute to the cash flows of the Company, estimated to be five years. Amortization of intangible assets is included in depreciation and amortization in the Consolidated Statements of Operations. Intangible assets are assessed for impairment when and if impairment indicators exist. An impairment loss is recognized if the carrying amount of an intangible asset is not recoverable and exceeds its fair value. No impairment has been recognized for the years ending December 31, 2023, 2022 or 2021.

(h) Cash, Cash Equivalents and Restricted Cash

The Company considers highly liquid investments, such as time deposits and certificates of deposit, with an original maturity of three months or less when purchased, to be cash equivalents. As of December 31, 2023, and 2022 and for the years then ended, the Company had balances in U.S. financial institutions in excess of the amounts insured by the Federal Deposit Insurance Corporation (“FDIC”). The Company also maintains cash balances in foreign financial institutions outside of the U.S. which are not covered by the FDIC.

Amounts included in restricted cash represent cash in blocked deposit accounts that is required to be deposited in accordance with the terms of the secured term loans with a banking institution. As of December 31, 2023, there was $8.6 million held in blocked deposit accounts and thereby restricted from use for the duration of the outstanding associated secured term loans (December 31, 2022: $6.5 million).

(i) Accounts Receivable, Net

The Company carries its accounts receivable at cost less an allowance for expected credit losses. As of December 31, 2023 and December 31, 2022, the Company evaluated its accounts receivable and established an allowance for expected credit losses, based on a history of past write-offs, collections and current credit conditions. The Company also considers future and reasonable and supportable forecasts of future economic conditions in its allowance for expected credit losses. The Company does not generally charge interest on past-due accounts (unless the accounts are subject to legal action), and accounts are written off as uncollectible when all reasonable collection efforts have failed. Accounts are deemed past-due based on contractual terms.

(j) Bunkers and Lubricant Oils

Bunkers and lubricant oils include bunkers (fuel), for those vessels under voyage charters. Under a time charter, the cost of bunkers is borne by and remains the property of the charterer. Bunkers and lubricant oils are accounted for on a first-in, first-out (“FIFO”) basis and are valued at cost.

(k) Deferred Finance Costs

Costs incurred in connection with obtaining secured term loan facilities, revolving credit facilities and bonds are recorded as deferred financing costs and are amortized to interest expense over the estimated duration of the related debt. Such costs include fees paid to the lenders or on the lenders’ behalf and associated legal and other professional fees. Under the Accounting Standards Update (ASU) 2015- 03, Interest—Imputation of Interest the Company has adopted the accounting standard (Subtopic 835-30)—simplifying the presentation of debt issuance cost to present the unamortized debt issuance costs, excluding upfront commitment fees, as a direct reduction of the carrying value of the debt. Deferred financing costs related to undrawn debt are presented as assets on our consolidated balance sheet and amortized using the straight-line method. Following a loan refinancing assessed as a modification, any unamortized issuance costs related to the refinanced facility will continue to be amortized over the new term of the loan using the effective interest rate method.
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

(n) Revenue Recognition

The Company receives its revenue streams from three different sources; voyage or ‘spot’ charters, contracts of affreightment (“COA”), and time charters.

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

Under this revenue recognition standard, the Company has identified certain costs incurred to fulfill a contract with a charterer, which are costs incurred following the commencement of a contract or charter party but before the loading of the cargo commences. These directly related costs are generally fuel or any canal or port costs incurred to get the vessel from its position at the inception of the contract to the load port to commence loading of the cargo. These costs are deferred and amortized over the duration of the performance obligation on a time basis. Voyage charters and COAs typically have an expected duration of one year or less.

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

(p) Voyage Expenses and Vessel Operating Expenses

When the Company employs its vessels on time charter, it is responsible for the operating expenses of the vessels, such as crew costs, stores, insurance, repairs and maintenance while the customer is responsible for substantially all of the voyage expenses. In the case of voyage charters, the vessel is contracted only for a voyage between two or more ports, and the Company pays for all voyage expenses in addition to the vessel operating expenses. Voyage expenses consist mainly of in-port expenses, canal fees and bunker (fuel) consumption and are recognized as incurred during the performance obligation (the period of time from load to discharge) of the vessel. The Company has identified certain voyage costs incurred to fulfill a contract with a charterer, which are costs incurred following the commencement of a contract or charter party but before the loading of the cargo commences. These directly related costs are generally fuel or any canal or port costs to get the vessel from its position at inception of the contract to the load port to commence loading of the cargo. These costs are deferred and amortized over the duration of the performance obligation on a time basis.

(q) Repairs and Maintenance

All expenditures relating to routine maintenance and repairs are expensed when incurred.

(r) Insurance

The Company maintains hull and machinery insurance, war risk insurance, protection and indemnity insurance, increased value insurance, demurrage and defense insurance in amounts considered prudent to cover normal risks in the ordinary course of its operations. Premiums paid in advance to insurance companies are recognized as prepaid expenses and recorded as a vessel operating expense over the period covered by the insurance contract. In addition, the Company maintains Directors and Officers insurance.
When the Company has enforceable insurance in place, a receivable is recognized for an insured event if realization is probable. We apply judgement that an insurance recovery is probable when the insurer has confirmed that a claim is covered by insurance, the claim has been successful, and an amount will be paid to the Company. If the insurance receivable realization is probable, the receivable is measured as the lesser of (a) the recognized loss from the insurance event or (b) the probable recovery from the insurer. Subsequent receipt of the receivable is typically within a twelve month period, and insurance receivables are classified as current on our consolidated balance sheet. If the recoverability of the insurance claim is subject to dispute then there is a rebuttable presumption that realization is not probable.

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

(v) Derivative Instruments

Derivative instruments are initially recorded at fair value as either assets or liabilities in the accompanying balance sheet and subsequently remeasured to fair value at each reporting date, regardless of the purpose or intent for holding the derivative. The resulting derivative assets or liabilities are shown as a single line and are not netted off against one another on the face of the balance sheet. The method of recognizing the resulting gain or loss is dependent on whether the derivative contract qualifies for hedge accounting and has been designated as a hedging instrument. For derivative instruments that are not designated or that do not qualify as hedging instruments under ASC 815 – Derivatives and Hedging, the asset or liability is recognized as ‘Derivative assets’ or ‘Derivative liabilities’ on the balance sheet and changes in the fair value of the derivative financial instruments are recognized in earnings. Gains and losses from the Company’s non-designated interest rate swap agreements are recorded in unrealized (losses)/gains on non-designated derivative instruments in the Company’s consolidated statement of operations but do not impact our cash flows.

(w) Income Taxes

Current taxation

Navigator Holdings Ltd. and its Marshall Islands subsidiaries are currently not required to pay income taxes in the Marshall Islands on ordinary income or capital gains as they qualify as exempt companies.

The Company has four wholly owned subsidiaries incorporated in the United Kingdom where the base tax rate is currently 25%. These subsidiaries provide services to affiliated entities within the group.

The Company has a subsidiary in Poland where the base tax rate is currently 19%. The subsidiary earns management fees from fellow subsidiary companies.

The Company has a subsidiary incorporated in Singapore where the base tax rate is currently 17%. The subsidiary earns management and other fees and receives interest from a VIE, PT Navigator Khatulistiwa. The VIE is subject to Indonesian freight tax on all of its gross shipping transportation revenue at a rate of 1.2%.

The Company has a subsidiary in the United States of America where the base tax rate is currently 21%. The subsidiary owns a 50% interest in the Export Terminal Joint Venture, a pass through entity for U.S. tax purposes with the subsidiary liable for its share of the profits of the Ethylene Export Terminal.

The Company has consolidated a VIE incorporated in Malta where the base tax rate is currently 35%. This VIE is the lessor entity for the sale and leaseback of Navigator Aurora and pay interest, management and other fees to its parent entity, Ocean Yield Malta (please read "Note 8. Variable Interest Entities to the consolidated financial statements)."

The Company considered the income tax disclosure requirements of ASC 740 – Income Taxes, with regard to disclosing material unrecognized tax benefits; none were identified. The Company’s policy is to recognize accrued interest and penalties for unrecognized tax benefits as a component of tax expense. As of December 31, 2023, and 2022, there were no accrued interest and penalties for unrecognized tax benefits.

Deferred taxation

Deferred income tax assets and liabilities are recognized for the future tax consequences attributed to differences between the financial statements and tax basis of existing assets and liabilities using enacted rates applicable to the periods in which the differences are expected to affect taxable income. Deferred income tax balances included on the consolidated balance sheet reflect the effects of temporary differences between the carrying amounts of assets and liabilities and their tax basis and are stated at enacted tax rates expected to be in effect when taxes are actually paid or recovered. Deferred income tax assets represent amounts available to reduce income taxes payable on taxable income in future years. The recoverability of these future tax deductions is evaluated by assessing the adequacy of future taxable income, including the reversal of temporary differences and forecasted operating earnings. If it is deemed more likely than not that the deferred tax assets will not be realized, the Company provides for a valuation allowance.

(x) Earnings Per Share

Basic earnings per common share (“Basic EPS”) is computed by dividing the net income/(loss) available to common stockholders by the weighted average number of shares outstanding in any period. Diluted earnings per common share (“Diluted EPS”) is computed by dividing the net income available to common stockholders by the weighted average number of common shares and dilutive common share equivalents then outstanding in any period.

Share options granted pursuant to the 2013 Restricted Stock Plan are the only dilutive shares, and these shares have been considered as outstanding since their respective grant dates for the purposes of computing diluted earnings per share. These shares were antidilutive in the year ended December 31, 2021 and thus not included in the calculation of diluted EPS in 2021.

(y) Related parties

Parties are related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also related if they are subject to common control or significant influence.

(z) Segment Reporting

Management internally evaluates the performance of the enterprise as a whole and not on the basis of separate business units or different types of charters. As a result, the Company has determined that it operates as one reportable segment. Since the Company’s vessels regularly move between countries in international waters over many trade routes, it is impractical to assign revenues or earnings from the transportation of international LPG and petrochemical products by geographic area. Other than two vessels involved in cabotage trade within Indonesia for the years ended December 31, 2023 and 2022 (December 31, 2021: three vessels), our vessels operate on a worldwide basis and are not restricted to specific locations. As disclosed in Note 5. Operating Revenues to our consolidated financial statements, there are two different revenue streams due to the nature of the contracts that we operate. The Company considers that its equity method investments do not meet the criteria in ASC 280 to be separate reportable segments.

(aa) Recent Accounting Pronouncements

The following accounting standards issued as of December 31, 2023 may affect the future financial reporting by Navigator Holdings Ltd., however there are no other new accounting pronouncements that are expected to have a material impact on the financial reporting by the Company.

In January 2021, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2021-01, Reference Rate Reform (Topic 848)—Reference Rate Reform on Financial Reporting. The amendments in this update are elective and apply to all entities that have derivative instruments that use an F-21 interest rate for margining, discounting, or contract price alignment that is modified as a result of reference rate reform. The amendments also optionally apply to all entities that designate receive-variable-rate, pay-variable rate cross currency interest rate swaps as hedging instruments in investment hedges that are modified as a result of reference rate reform. This optional guidance may be applied upon issuance from any date beginning January 7, 2021, through December 31, 2022. Additionally in December 21, the FASB issued ASU 2022-06, which defers the sunset date of ASC 848, Reference Rate Reform, from December 31, 2022 to December 31, 2024. ASC 848 provides temporary relief relating to the potential accounting impact relating to the replacement of LIBOR or other reference rates expected to be discounted as a result of reference rate reform. ASU 2022-06 is effective immediately for all entities. As a result we have updated certain banking facilities to a new reference rate with no material effects on our consolidated financial position, results of operations, and cash flows.

In August 2021, the Financial Accounting Standards Board (“FASB”) issued ASU 2021-08, Business Combination (Topic 805)—Accounting for Contract Assets and Contract Liabilities from Contracts with Customers. The ASU is effective from the fiscal years beginning after December 15, 2022, and interim periods within those fiscal years. The amendments in this update primarily address the accounting for contract assets and contract liabilities from revenue contracts with customers in a business combination. However, the amendments also apply to contract assets and contract liabilities from other contracts to which the provisions of Topic 606 apply, such as contract liabilities from the sale of nonfinancial assets within the scope of Subtopic 610-20, Other Income—Gains and Losses from the Derecognition of Nonfinancial Assets. Additionally in May 2023, the FASB issued ASU 2023-05 with updates to Joint Venture Formations (Subtopic 805-60)—Recognition and Initial Measurement. This ASU is effective prospectively from the fiscal years beginning after January 1, 2025. The amendments in this Update permit a joint venture to apply the measurement period guidance in Subtopic 805-10 if the initial accounting for a joint venture formation is incomplete by the end of the reporting period in which the formation occurs. No material impact on our consolidated financial position, results of operations, and cash flows as a result of future amendments are expected.

In January 2023, the Financial Accounting Standards Board (“FASB”) issued ASU 2023-01, Leases (Topic 842)— Common Control Arrangements. The ASU is effective from fiscal years beginning after December 15, 2023, and interim periods within those fiscal years. Topic 842 requires that entities determine whether a related party arrangement between entities under common control (hereinafter referred to as a common control arrangement) is a lease. If the arrangement is determined to be a lease, an entity must classify and account for the lease on the same basis as an arrangement with an unrelated party (on the basis of legally enforceable terms and conditions). That represents a change from the requirements of Topic 840, Leases, which required that an entity classify and account for an arrangement on the basis of economic substance when those terms and conditions were affected by the related party nature of the arrangement. No material impact on our consolidated financial position, results of operations, and cash flows as a result of future amendments are expected.

In February 2023, the Financial Accounting Standards Board (“FASB”) issued ASU 2023-02, Investments Equity Method and Joint Ventures (Topic 323)—Accounting for Investments in Tax Credit Structures using the Proportional Amortization Method, introduced the option to apply the proportional amortization method to account for investments made primarily for the purpose of receiving income tax credits and other income tax benefits when certain requirements are met; however, the amendments in that Update limited the proportional amortization method to investments in low-income-housing tax credit ("LIHTC") structures. The proportional amortization method results in the cost of the investment being amortized in proportion to the income tax credits and other income tax benefits received, with the amortization of the investment and the income tax credits being presented net in the income statement as a component of income tax expense (benefit). Equity investments in other tax credit structures are typically accounted for using the equity method or Topic 321, Investments— Equity Securities, which results in investment income, gains and losses, and tax credits being presented gross on the income statement in their respective line items. The ASU is effective from the fiscal years beginning after December 15, 2023, and interim periods within those fiscal years. No material impact on our consolidated financial position, results of operations, and cash flows as a result of future amendments are expected.

In July 2023, the Financial Accounting Standards Board (“FASB”) issued ASU 2023-07, Segment Reporting (Topic 280)—Improvements to Reportable Segment Disclosures. The ASU is effective from fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The ASU should be adopted retrospectively unless it is impracticable to do so. Upon adoption, a public entity will adopt the ASU as of the beginning of the earliest period presented. However, the significant segment expense categories are based on those identified in the current period of adoption, regardless of how expenses may have been reported to the Chief Operating Decision Maker ("CODM") in the prior periods. Early adoption of the ASU is permitted, including in an interim period. If a public entity elects to early adopt the ASU in an interim period, the guidance should be applied as of the beginning of the fiscal year that includes the interim period. For example, if a calendar year-end public entity adopts this guidance in the fourth quarter of 2023, it will adopt the guidance as of January 1, 2023, with comparative information for 2021 and 2022.No material impact on our consolidated financial position, results of operations, and cash flows as a result of future amendments are expected.

In September 2023, the Financial Accounting Standards Board (“FASB”) issued ASU 2023-09, Income Taxes (Topic 740)—Improvements to Income Tax Disclosures. Given the magnitude of changes to the tabular reconciliation as compared to the existing requirements, Public entities ("PBEs") will need to consider how they will adopt the standard. Whether it is applied prospectively or retrospectively, the adoption of the ASU will necessitate consideration of the reporting entity’s processes, systems, and controls around disclosures. The foreign tax effects category in particular expands significantly on existing disclosure for most reporting entities. For Public entities, ASU 2023-09 is effective for annual periods beginning after December 15, 2024. For non-Public entities, the ASU is effective for annual periods beginning after December 15, 2025. The guidance should be applied on a prospective basis with the option to apply the standard retrospectively. Early adoption is permitted. No material impact on our consolidated financial position, results of operations, and cash flows as a result of future amendments are expected.

3. Derivative Instruments Accounted for at Fair Value

The Company uses derivative instruments in accordance with its overall risk management policy to mitigate our risk of unfavorable fluctuations in foreign exchange and interest rate movements.

The Company held no derivatives designated as hedges as of December 31, 2023, and 2022.

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
Interest Rate risk

In July 2020, the Company entered into floating-to-fixed interest rate swap agreements with ING Capital Markets LLC (“ING”) and Societe Generale (“SocGen”) with a termination date of December 31, 2025, to run concurrently with the Terminal Facility. Under these agreements, the notional amounts of the swaps are 80% of the amounts drawn under the Terminal Facility. The interest rate receivable by the Company under these interest rate swap agreements is 3-month SOFR, calculated on a 360-day year basis, which resets every three months in line with the dates of interest payments on the Terminal Facility. The interest rate payable by the Company under these interest rate swap agreements is 0.369% and 0.3615% per annum to ING and SocGen respectively.

The Company also has a number of existing vessel loan facilities with associated fixed interest rate swaps. These fixed interest rate swaps are entered into with the financial institutions which were lenders on the loan facilities, being: Banco Santander Chile SA and Deutsche Bank AG London. The fixed interest rate swaps cover 70% and 30% respectively of the notional value of the outstanding loan amounts in each tranche. The interest rate receivable by the Company under these interest rate swap agreements is SOFR, calculated on a 360-day year basis, which resets every three to six months in line with the dates of interest payments on the Term Loan Facilities. The interest rate payable by the Company under these interest rate swap agreements is in the range between 1.296% and 2.137% per annum.

All interest rate swaps above are remeasured to fair value at each reporting date and have been categorized as level two on the fair value measurement hierarchy. The remeasurement to fair value has no impact on the cash flows at the reporting date. There is no requirement for cash collateral to be placed with the swap providers under these swap agreements and there is no effect on restricted cash as of December 31, 2023 and December 31, 2022.

The fair value of these non-designated derivative instruments is presented as a non-current asset in the Company’s consolidated balance sheet and the change in fair value is presented in the consolidated statement of operations. As of December 31, 2023, the interest rate swaps had a fair value asset of $14.7 million (December 31, 2022, a fair value asset of $22.0 million) and resulted in unrealized loss of $7.3 million (December 31, 2022, an unrealized gain of $25.1 million and December 31, 2021, an unrealized gain of $0.8 million) on the combined fair value of the swaps for the year ended December 31, 2023.
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

The fair value of any non-designated derivative instrument is presented in the Company’s consolidated balance sheet and the change in fair value during the year is presented in the consolidated statement of operations.

Credit risk

The Company is exposed to credit losses in the event of non-performance by the counterparties to the interest rate swap agreements. As of December 31, 2023, the Company is exposed to credit risk as the interest rate swaps were in an asset position from the perspective of the Company. In order to minimize counterparty risk, the Company only enters into derivative transactions with counterparties that are reputable financial institutions, highly rated by a recognized rating agency.

The fair value of our interest rate swap agreements is the estimated amount that we would pay / receive to sell or transfer the swap at the reporting date, taking into account current interest rates and the current credit worthiness of the swap counterparties. The estimated amount is the present value of future cash flows, adjusted for credit risk. The Company transacts all of these derivative instruments through investment-grade rated financial institutions at the time of the transaction. The amount recorded as a derivative asset or liability could vary by a material amount in the near term if credit markets are volatile or if credit risk were to change significantly.

The fair value of our interest rate swap agreements at the end of each period is most significantly affected by the interest rate implied by the benchmark interest yield curve, including its relative steepness. Interest rates and foreign exchange rates have experienced significant volatility in recent years in both the short and long term. While the fair value of our swap agreements is typically more sensitive to changes in short-term rates, significant changes in long-term benchmark interest, foreign exchange rates and the credit risk of the counterparties or the Company also materially impact the fair values of our swap agreements.

The following table includes the estimated fair value of those assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2023, and 2022.

		December 31, 2022	December 31, 2023
Fair Value Hierarchy	Fair Value Hierarchy Level	Fair Value Asset	Fair Value Asset
		(in thousands)
Interest rate swap agreements assets	Level 2	$21,955	$14,674

4. Fair Value of Financial Instruments

The principal financial assets of the Company as of December 31, 2023, and 2022 consist of cash, cash equivalents and restricted cash and accounts receivable. The principal financial liabilities of the Company as of December 31, 2023 and 2022 consist of accounts payable, accrued expenses and other liabilities, secured term loan facilities, revolving credit facilities and the 2020 Bonds.

The carrying values of cash, cash equivalents and restricted cash, accounts receivable, accounts payable, accrued expenses and other liabilities are reasonable estimates of their fair value due to the short-term nature or liquidity of these financial instruments.

Fair value is a market-based measurement that is determined based on assumptions that market participants would use in pricing an asset or a liability. The fair value accounting standard establishes a three tier fair value hierarchy the (Level 1, Level 2 and Level 3) fair value hierarchy described in 3. Derivative Instruments Accounted for at Fair Value, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2—Include other inputs that are directly or indirectly observable in the marketplace.
Level 3—Unobservable inputs which are supported by little or no market activity.

The 2020 Bonds are classified as a level two liability and the fair values have been calculated based on the most recent trades of the bond on the Oslo Børs prior to December 31, 2023. These trades are infrequent and therefore not considered to be an active market.

The fair value of secured term loan facilities and revolving credit facilities is estimated to approximate the carrying value in the balance sheet since they bear a variable interest rate, which is reset every quarter. This has been categorized at level two on the fair value measurement hierarchy as at December 31, 2023 and 2022.

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

		December 31, 2022		December 31, 2023
Fair Value Hierarchy Level	Fair Value Hierarchy Level	Carrying Amount Asset (Liability)	Fair Value Asset (Liability)	Carrying Amount Asset (Liability)	Fair Value Asset (Liability)
		(in thousands)
2020 Bonds ( see Note 10)	Level 2	$(100,000)	$(99,000)	$(91,000)	$(91,455)
Secured term loan facilities and revolving credit facilities (see Note 9)	Level 2	$(762,047)	$(762,047)	$(810,497)	$(810,497)

5. Operating Revenues

The following table compares our operating revenues by the source of revenue stream for the years ended December 31, 2023, 2022 and 2021:

	Year ended December 31,
	2021	2022	2023
	(in thousands)
Operating revenues:
Time charters	$190,420	$245,645	$317,010
Voyage charters	162,502	159,701	176,329
Time charters from Luna Pool collaborative arrangements	1,283	—	—
Voyage charters from Luna Pool collaborative arrangements	25,272	22,101	7,355
Operating revenues from Unigas Pool	27,004	46,345	50,043
Total operating revenues	$406,481	$473,792	$550,737

Time Charter revenues

As of December 31, 2023, 38 of the Company’s 47 operated vessels, (excluding the nine vessels operating within the independently managed Unigas Pool) were subject to time charters, 27 of which will expire within one year, five of which will expire within three years, and six of which will expire between three to five years from the balance sheet date. (December 31, 2022: 34 of the Company’s 44 operated vessels, were subject to time charters, 25 of which were due to expire within one year, five within three years, and four between three to five years). The estimated undiscounted cash flows for committed time charter revenue expected to be received on an annual basis for ongoing time charters, as of each December 31, is as follows:

(in thousands)
2024	$257,796
2025	$87,121
2026	$35,963
2027	$5,347

For time charter revenues accounted for under Topic 842, the amount of accrued income on the Company’s consolidated balance sheet as of December 31, 2023 was $1.0 million (December 31, 2022: $3.9 million). The amount of hire payments received in advance under time charter contracts, recognized as a liability and reflected within deferred income on the Company’s consolidated balance sheet was $25.6 million (December 31, 2022: $23.0 million). Deferred income allocated to time charters will be recognized ratably over time, which is expected to be within one month from December 31, 2023.

Voyage Charter revenues

Voyage charter revenues, which include revenues from contracts of affreightment, are shown net of address commissions.

As of December 31, 2023, for voyage charters and contracts of affreightment, services accounted for under Topic 606, the amount of contract assets reflected within accrued income on the Company’s consolidated balance sheet was $1.3 million (December 31, 2022: $8.6 million). Changes in the contract asset balance at the balance sheet dates reflect income accrued after loading of the cargo commences but before an invoice has been raised to the charterer, as well as changes in the number of the Company’s vessels contracted under voyage charters or contracts of affreightment. The amount of contract liabilities reflected within deferred income on the Company’s consolidated balance sheet was $nil (December 31, 2022: $nil). The opening and closing balance of receivables from voyage charters and contracts of affreightment was $5.1 million and $18.3 million respectively as of December 31, 2023 (December 31, 2022: $11.1 million and $5.1 million respectively) and are reflected within net accounts receivable on our consolidated balance sheet.

The amount allocated to costs incurred to fulfill a contract with a charterer, which are costs incurred following the commencement of a contract or charter party but before the loading of the cargo commences was $1.0 million as of December 31, 2023 (December 31, 2022: $2.8 million) and is reflected within prepaid expenses and other current assets on the Company’s consolidated balance sheet.

Voyage and Time charter revenues from Luna Pool collaborative arrangements:

Revenues from the Luna Pool collaborative arrangements for year ended December 31, 2023, 2022, and 2021 which are accounted for under ASC 808 – Collaborative Arrangements, represent our share of pool net revenues generated by the other Pool Participant’s vessels in the Luna Pool. These include revenues from voyage charters and contracts of affreightment, which are accounted for under Topic 606 in addition to time charter revenues, which are accounted for under Topic 842.

6. Vessels

	Vessel	Drydocking	Total
	(in thousands)
Cost
January 1, 2022	$2,305,857	$55,578	$2,361,435
Vessel additions on acquisition	46,458	16,874	63,332
Disposals	(25,838)	(920)	(26,758)
Write-offs of fully amortized assets	—	(9,497)	(9,497)
December 31, 2022	2,326,477	62,035	2,388,512
Additions to vessels and equipment’s	191,727	—	191,727
Additions	233	14,718	14,951
Write-offs of fully amortized assets	—	(4,066)	(4,066)
Disposals	(51,041)	(2,749)	(53,790)
December 31, 2023	2,467,396	69,938	2,537,334

Accumulated Depreciation
January 1, 2022	580,357	17,826	598,183
Charge for the period	107,905	18,041	125,946
Disposals	(17,767)	(847)	(18,614)
Write-offs of fully amortized assets	—	(9,497)	(9,497)
December 31, 2022	670,495	25,523	696,018
Charge for the period	110,424	18,601	129,025
Disposals	(37,585)	(440)	(38,025)
Write-offs of fully amortized assets	—	(4,066)	(4,066)
December 31, 2023	743,334	39,618	782,952

Net Book Value
December 31, 2021	$1,725,500	$37,752	$1,763,252
December 31, 2022	$1,655,982	$36,512	$1,692,494
December 31, 2023	$1,724,062	$30,320	$1,754,382

The cost and net book value of the 38 vessels that were contracted under time charter agreements was $1,974.4 million and $1,323.8 million, respectively, as of December 31, 2023 (December 31, 2022: $1,776.0 million and $1,236.0 million, respectively, for 34 vessels contracted under time charters).

The net book value of vessels that serve as collateral for the Company’s secured term loan and revolving credit facilities (see "Note 9. Secured Term Loan Facilities and Revolving Credit Facilities " to the consolidated financial statements) was $1,385.5 million as of December 31, 2023 (December 31, 2022: $1,420.9 million).

The cost and net book value of vessels that are included in the table above and are subject to other financing arrangements (see "Note 8. Variable Interest Entities " to the consolidated financial statements) was $83.6 million and $62.6 million, respectively, as of December 31, 2023. (December 31, 2022: $83.6 million and $66.1 million, respectively).

The Navigator Greater Bay Joint Venture acquired one 17,000 cbm 2018-built ethylene-capable liquefied gas carrier and three 22,000 cbm 2019-built ethylene-capable liquefied gas carriers during the year ended December 31, 2023 for an aggregate consideration of $191.7 million. These were financed by a $123.5 million drawdown on a secured term loan, a $27.3 million equity contribution from Greater Bay Gas and $40.9 million from the Company's cash on hand.

On May 2, 2023, the Company sold its vessel, Navigator Orion, a 2000-built 22,085 cbm ethylene-capable semi-refrigerated handysize carrier to a third party for $20.7 million, before broker commission.

7. Equity Method Investments

Interests in investments that are accounted for using the equity method, are recognized initially at cost and subsequently include the Company’s share of the profits or losses and other comprehensive income of equity-accounted investees. As of December 31, 2023, and 2022, we had the following participation in investments that are accounted for using the equity method:

	December 31, 2022	December 31, 2023
Enterprise Navigator Ethylene Terminal L.L.C. (“Export Terminal Joint Venture”)	50%	50%
Unigas International B.V. (“Unigas”)	33.3%	33.3%
Dan Unity CO2 A/S ('Dan Unity')	50%	50%
Luna Pool Agency Limited (“Pool Agency”)	50%	50%
Azane Fuel Solutions AS ("Azane")	—	14.5%
Bluestreak CO2 Limited ("Bluestreak")	—	50%

Equity method gains, including amortized costs, recognized in the share of result of equity method investments for the year ended December 31, 2023 were $20.6 million (December 31, 2022 and 2021: equity method gains of $25.8 million and $11.1 million, respectively).

Export Terminal Joint Venture

To December 31, 2023 the has Company contributed $181.5 million to the Export Terminal Joint Venture, being our total share of the capital cost for the construction of the Ethylene Export Terminal and the Terminal Expansion Project. Cumulative interest and associated costs capitalized on the investment in the Export Terminal Joint Venture are amortized over the estimated useful life of the Ethylene Export Terminal, which originally began commercial operations in December 2019 and which Terminal Expansion Project is due to commence in January 2025.

As of December 31, 2023, the unamortized difference between the carrying amount of the investment in the Export Terminal Joint Venture and the amount of the Company’s underlying equity in net assets of the Export Terminal Joint Venture was $5.2 million (December 31, 2022: $5.8 million). The costs amortized in the year ended December 31, 2023 were $0.3 million and are presented in the share of result of equity method investments within our consolidated statement of operations. (December 31, 2022, and 2021: $0.3 million and $0.3 million, respectively).

Luna Pool Agency Limited

In March 2020, the Company collaborated with Pacific Gas Pte. Ltd. and Greater Bay Gas to form and manage the Luna Pool as Pool Participants. As part of the formation, Luna Pool Agency Limited, (the “Pool Agency”), was incorporated in May 2020. The Pool Participants jointly own the Pool Agency on an equal basis, and both have equal board representation. As of December 31, 2023 and 2022, we have recognized the Company’s initial investment of one British pound in the Pool Agency within equity method investments on our consolidated balance sheet. The Pool Agency has no activities other than that as a legal custodian of the Luna Pool bank account and there will be no variability in its financial results as it has no income and its minimal operating expenses are reimbursed by the Pool Participants.

Unigas International B.V. ("Unigas B.V.")

Unigas B.V based in the Netherlands is an independent commercial and operational manager of seagoing vessels capable of carrying liquefied petrochemical and petroleum gases on a worldwide basis. Unigas B.V. is the operator of the Unigas pool. The Company owns a 33.3% equity interest in Unigas B.V. and accounts for it using the equity method. It was recognized initially at fair value and subsequent to initial recognition, the consolidated financial statements will include the Company’s share of the profit or loss and other comprehensive income.

Dan Unity CO2 A/S ("Dan Unity")

In June 2021, one of the Company’s subsidiaries entered into a shareholder agreement creating an equally owned joint venture, Dan Unity CO2 A/S, a Danish entity, with the aim of undertaking commercial and technical projects relating to seaborne transportation of CO2.

We account for our investment using the equity method as our ownership interest is 50% and we exercise joint control over the Dan Unity CO2 A/S operating and financial policies. As of December 31, 2023, we have recognized the Company’s initial investment at cost along with the Company’s share of the profits or losses and other comprehensive income of equity accounted investees. We disclose our proportionate share of profits and losses from equity method unconsolidated affiliates in the statement of operations and adjust the carrying amount of our equity method investments on the balance sheet accordingly.

Azane Fuel Solutions AS ("Azane")

Azane, a joint venture between ECONNECT Energy AS and Amon Maritime AS , both of Norway, was founded in Norway in 2020 as a company that develops proprietary technology and services for ammonia fuel handling, to facilitate the transition to green fuels for shipping. The Company acquired a 14.5% equity interest in Azane on October 25, 2023 and accounts for it using the equity method. It was recognized initially at cost.

Subject to customary conditions, Azane intends to build the world’s first ammonia bunkering network, with Yara Clean Ammonia ("Yara") already pre-ordering 15 units from Azane. The first green ammonia bunkering units are scheduled to be delivered in 2025 enabling a low carbon fuel offering to shipowners. The investment made by Yara and Navigator is expected to enable Azane to begin construction of its first bunkering unit for ammonia supply in Norway, aiming to kickstart the transition to zero-carbon fuels for maritime transportation. Future value creation for Azane is expected to come through international expansion with its bunkering solutions and broadening of its offerings in ammonia fuel handling technology.

Bluestreak CO2 Limited ("Bluestreak")

Bluestreak is a 50% joint venture between the Company and Bumi Armada, one of the world’s largest floating infrastructure operators. The joint venture aims to provide an end-to-end solution for carbon emitters to capture, transport, sequester and store their carbon dioxide emissions in line initially with the United Kingdom’s Industrial Decarbonisation Strategy. It is anticipated that the Bluestreak joint venture will design and implement a value chain of shuttle tankers delivering to a floating carbon storage and injection unit. The complete value chain is expected to safely and reliably transport and provide buffer storage of liquid carbon dioxide. The Bluestreak joint venture is subject to the execution of definitive documentation, approvals by the respective boards of directors of the Company and Bumi Armada, applicable regularly approvals and other customary closing conditions. We disclose our proportionate share of profits and losses from equity method unconsolidated affiliates in the statement of operations and adjust the carrying amount of our equity method investments on the balance sheet accordingly.

The table below represents movement in the Company’s equity method investments, as of December 31, 2023, 2022 and 2021:

	2021	2022	2023
	(in thousands)
Equity method investments at January 1	$148,665	$150,209	$148,534
Equity contributions to joint venture entity	4,000	—	35,000
Equity method investments – additions	2,580	—	1,559
Share of results	11,147	25,794	20,607
Distributions received from equity method investments	(16,183)	(27,469)	(30,790)
Total equity method investments at December 31	$150,209	$148,534	$174,910

Summarized financial information for these equity method investees is included below; among the equity method investees are the Export Terminal Joint Venture, the Luna Pool Agency, Unigas B.V., Bluestreak, Dan Unity and Azane. No changes occurred to the ownership in each of the equity method investees during the year ended December 31, 2023. For investments acquired during the reported periods, amounts reflect 100% of the investees' results beginning on the date of our acquisition of the investment. The Export Terminal Joint Venture contributed $20.1 million for the year ended December 31, 2023, which represents majority of our share of results of equity method investments (December 31, 2022 and 2021: equity method gains of $25.8 million and $11.1 million, respectively).

The summarized balance sheet data of the operating entity investments consists of the following:

	December 31, 2022	December 31, 2023
	(in thousands)
Current assets	$33,834	$55,731
Non-current assets	264,507	304,646
Total Assets	$298,341	$360,377

Current liabilities	13,246	25,793
Non-current liabilities	32	296
Total Liabilities	$13,278	$26,089

Total Equity	$285,063	$334,288

The summarized operating data of the operating entity investments was as follows:

	Year ended December 31,
	2021	2022	2023
	(in thousands)
Total revenues	$76,271	$118,386	$107,792
Operating Income	24,250	53,116	$41,454
Net income	24,034	53,357	$41,607
Net income attributable to the investees	$11,816	$26,472	$20,671

8. Variable Interest Entities

As of December 31, 2023, and December 31, 2022, the Company has consolidated 100% of PT Navigator Khatulistiwa, a VIE for which the Company is deemed to be the primary beneficiary, i.e. it has a controlling financial interest in this entity with the power to direct the activities that most significantly impact the entity’s economic performance and has the right to residual gains or the obligation to absorb losses that could potentially be significant to the VIE. The Company owns 49% of the VIE’s common stock, all of its secured debt and has voting control. All economic interests in the residual net assets reside with the Company. By virtue of the accounting principle of consolidation, transactions between PT Navigator Khatulistiwa and the Company are eliminated on consolidation. PT Navigator Khatulistiwa had total assets and liabilities, as of December 31, 2023, of $130.1 million and $18.3 million, respectively (December 31, 2022: $129.7 million and $19.4 million respectively).

In October 2019, the Company entered into a sale and leaseback transaction to refinance one of its vessels, Navigator Aurora, with OCY Aurora Ltd., a Maltese limited liability company. OCY Aurora Ltd. is a wholly owned subsidiary of Ocean Yield Malta Limited, whose parent is Ocean Yield ASA, a listed company on the Oslo stock exchange. The Company does not hold any shares or voting rights in OCY Aurora Ltd. Under U.S. GAAP the entity, OCY Aurora Ltd, is considered to be a VIE.

As of December 31, 2023, and 2022, the Company has consolidated 100% of OCY Aurora Ltd., the lessor variable interest entity (‘‘Lessor VIE’’) that we have leased Navigator Aurora from under a sale and leaseback arrangement. The Lessor VIE is a wholly-owned, newly formed special purpose vehicle (“SPV”) of a financial institution. The Company has concluded that it has a variable interest in the SPV because the bareboat charter has fixed price call options to acquire Navigator Aurora from the SPV at various dates throughout the 13 year lease/bareboat charter term, commencing from the fifth year, initially at $44.8 million. The call options are considered to be variable interests as each option effectively transfers substantially all of the rewards from Navigator Aurora to us and limits the SPV’s ability to benefit from the rewards of ownership. The SPV is categorized under U.S. GAAP as a VIE and the Company has concluded it is the primary beneficiary and must therefore consolidate the SPV within its financial statements.

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

The Lessor VIE had total assets and liabilities, as of December 31, 2023, of $49.0 million and $42.5 million, respectively. (December 31, 2022: $54.0 million and $49.3 million respectively). The assets and liabilities of the Lessor VIE that most significantly impact the Company’s consolidated balance sheet and the financial statement line items in which they are presented, as of December 31, 2023 and 2022, are as follows:

	December 31,	December 31,
	2022	2023
	(in thousands)
Assets
Cash, cash equivalents and restricted cash	$108	$23
Prepaid expenses and other current assets	351	365
Total assets	459	388
Liabilities
Accrued expenses and other liabilities	(602)	(702)
Amounts due to related parties, current	(544)	(569)
Amounts due to related parties, non-current	(48,140)	(41,266)
Total liabilities	$(49,286)	$(42,537)

The most significant impact of the lessor VIE’s operations on the Company’s consolidated statements of operations is interest expense of $3.2 million for the year ended December 31, 2023 (December 31, 2022: $1.9 million). The most significant impact of the lessor VIE’s cash flows on the Company’s consolidated statements of cash flows is net cash used in financing activities of $6.8 million for the year ended December 31, 2023 (December 31, 2022: net cash used in financing activities of $6.7 million).

In August 2021, the Company acquired, as part of the Ultragas Transaction, a 25% and 40% share in equity of Navigator Crewing Services Philippines Inc. (“NCSPI”, “Navigator Gas Crewing”) and Navigator Support Services Philippines Inc. (“NSSPI”), respectively. These companies are established primarily to provide marine services as principal or agent to ship owners, ship operators, managers engaged in international maritime business and business support services, respectively.

The Company has determined that it has a variable interest in NCSPI and NSSPI and is considered to be the primary beneficiary as a result of having a controlling financial interest in the entities and has the power to direct the activities that most significantly impact NCSPI’s and NSSPI’s economic performance.

As of December 31, 2023, our VIEs' had total assets and liabilities, of $179.8 million and $61.4 million respectively. These amounts have been included in the Company’s consolidated balance sheet as of December 31, 2023 (December 31, 2022:$184.3 million and $68.8 million respectively).

9. Secured Term Loan Facilities and Revolving Credit Facilities

The table below represents the annual principal payments to be made under our term loans and revolving credit facilities after December 31, 2023 and 2022:

	December 31, 2022	December 31, 2023
	(in thousands)
Due within one year	$212,382	$123,024
Due in two years	80,840	292,616
Due in three years	250,432	107,216
Due in four years	65,032	67,539
Due in five years	28,909	93,931
Due in more than five years*	124,452	126,171
Total secured term loans facilities and revolving credit facilities	762,047	810,497
Less: current portion	101,558	123,024
Secured term loan facilities and revolving credit facilities, non-current portion*	$660,489	$687,473

*
Includes amounts relating to the Navigator Aurora Facility held within a lessor entity (for which legal ownership resides with financial institutions) that we are required to consolidate under U.S. GAAP into our financial statements as a variable interest entity (See "Note 8. Variable Interest Entities to our consolidated financial statements")

Terminal Facility. In March 2019, Navigator Ethylene Terminals LLC, a wholly-owned subsidiary of the Company (the “Marine Terminal Borrower”), entered into a Credit Agreement (the “Terminal Facility”) with ING Capital LLC and SG Americas Securities, LLC for a maximum principal amount of $75.0 million for the payment of project costs relating to our Ethylene Export Terminal. The Terminal Facility has a final maturity of December 31, 2025.

Interest on amounts drawn is payable at a rate of Adjusted Daily Compounded SOFR plus 275 to 300 basis points per annum over the term of the facility, for interest periods of three or six months. The Company has hedged SOFR at 80% of the outstanding loan amount (split 50/50) at 0.369% and 0.362% with ING and Société General respectively. The Marine Terminal Borrower may voluntarily prepay indebtedness at any time, without premium or penalty, in whole or in part upon prior written notice to the facility agent.

The Terminal Facility is subject to quarterly repayments of between $3.4 million and $3.8 million. The Marine Terminal Borrower must make mandatory prepayments of indebtedness upon specified amounts of excess cash flow, the receipt of performance liquidated damages pursuant to certain material contracts related to the Ethylene Export Terminal, the receipt of proceeds in connection with an event of loss (as defined in the Terminal Facility), the receipt of proceeds in connection with termination payments (as defined in the Terminal Facility), the receipt of proceeds in connection with certain dispositions by the Export Terminal Joint Venture, the incurrence of certain specified indebtedness, the inability to meet the conditions for paying a dividend for four or more consecutive quarters, dispositions of the Marine Terminal Borrower’s equity interests in the Export Terminal Joint Venture, the receipt of indemnity payments in excess of $500,000 and certain amounts of any loans outstanding upon the conversion date. The loans under the Terminal Facility are secured by first priority liens on the rights to the Marine Terminal Borrower’s distributions from the Export Terminal Joint Venture, the Marine Terminal Borrower’s assets and properties, and the equity interests of Navigator Terminal Invest Limited, one of the Company’s subsidiaries, in the Marine Terminal Borrower. Under the Terminal Facility, the Marine Terminal Borrower must maintain a minimum debt service coverage ratio (as defined in the Terminal Facility) for the prior four calendar fiscal quarters of no less than 1.10 to 1.00.

The Marine Terminal Borrower can only pay dividends if it satisfies certain customary conditions to paying a dividend, including maintaining a debt service coverage ratio for the immediately preceding four consecutive fiscal quarters and the projected immediately succeeding four consecutive fiscal quarters of not less than 1.20 to 1.00 and no default or event of default has occurred or is continuing. The Terminal Facility also limits the Marine Terminal Borrower from, among other things, incurring indebtedness or entering into mergers and divestitures. The Terminal Facility also contains general covenants that will require the Marine Terminal Borrower to vote its interest in the Export Terminal Joint Venture to cause the Export Terminal Joint Venture to maintain adequate insurance coverage, maintain its property (but only to the extent the Marine Terminal Borrower has the power under the organizational documents of the Marine Terminal Joint Venture to cause such actions).
October 2016 Secured Term Loan and Revolving Credit Facility. On October 28, 2016, the Company entered into a secured term loan and revolving credit facility with ABN Amro Bank N.V as agents as well as Nordea Bank AB, London Branch; DVB Bank SE and Skandinaviska Enskilda Banken AB. The facility had a term of seven years from the first utilization date with a maximum principal amount of up to $220.0 million. This secured term loan and revolving credit facility was refinanced and fully repaid on March 28, 2023.
June 2017 Secured Term Loan and Revolving Credit Facility. On June 30, 2017, the Company entered into a secured term loan and revolving credit facility with Nordea Bank AB (Publ.), Filial I Norge, BNP Paribas, DVB Bank America N.V., ING Bank N.V. London Branch and Skandinaviska Enskilda Banken AB (Publ.) for a maximum principal amount of $160.8 million (the “June 2017 Secured Term Loan and Revolving Credit Facility”). The facility had $100.0 million as a secured term loan and $60.8 million available in a revolving credit facility with a term of six years from the date of the agreement (expiring in June 2023) with a maximum principal amount of up to $160.8 million. This secured term loan and revolving credit facility was refinanced and fully repaid on March 28, 2023.
March 2019 Secured Term Loan Facility. On March 25, 2019, the Company entered into a secured term loan with Credit Agricole Corporate and Investment Bank, ING Bank N.V. London Branch and Skandinaviska Enskilda Banken AB (Publ.) for a maximum principal amount of $107.0 million (the “March 2019 Secured Term Loan Facility”), to partially re-finance our January 2015 secured term loan facility that was due to mature in June 2020. The facility has a term of six years from the date of the agreement, maturing in March 2025. It is fully drawn down and as of December 31, 2023, with an amount outstanding of $63.5 million which is repayable in eight equal quarterly instalments of approximately $2.3 million followed by a final payment of $54.4 million on the final quarterly repayment date on March 25, 2025. Interest on amounts drawn is payable at a rate of Term SOFR plus 266 basis points per annum.

This loan facility is secured by first priority mortgages on each of; Navigator Atlas, Navigator Europa, Navigator Oberon, and Navigator Triton as well as assignments of earnings and insurances on these secured vessels. The financial covenants each as defined within the credit facility are: a) the maintenance at all times of cash and cash equivalents in an amount equal to or greater than (i) $35.0 million, or (ii) 5% of Net Debt or total debt, as applicable; and the aggregate fair market value of the collateral vessels must be no less than 130% of the aggregate outstanding borrowing under the facility. As of December 31, 2023, the Company was in compliance with all covenants contained in this credit facility.
September 2020 Secured Revolving Credit Facility. On September 17, 2020, the Company entered into a secured revolving credit facility with Nordea Bank ABP, Credit Agricole Corporate and Investment Bank, ING Bank N.V. London Branch, National Australia Bank, ABN AMRO Bank N.V. and BNP Paribas S.A. for a maximum principal amount of $210.0 million (the “September 2020 Secured Revolving Credit Facility”). The facility is due to mature in September 2025. As of December 31, 2023, an amount of $158.2 million was outstanding. The available facility amount shall be reduced semi-annually on June 30 and December 31 by an amount of $7.4 million followed by a final balloon payment on September 17, 2024, of $150.9 million. Interest on amounts drawn was payable at a rate of Comp SOFR plus 276 basis points per annum.

This loan facility is secured by first priority mortgages on each of Navigator Eclipse, Navigator Luga, Navigator Nova, Navigator Prominence, and Navigator Yauza as well as assignments of earnings and insurances on these secured vessels. The financial covenants each as defined within the credit facility are: a) the maintenance at all times of cash and cash equivalents in an amount equal to or greater than (i) $35.0 million, or (ii) 5% of total indebtedness, as applicable; and b) the maintenance of the ratio of total stockholders’ equity to total assets of not less than 30%. The aggregate fair market value of the collateral vessels must be no less than 125% of the aggregate outstanding borrowing under the facility. As of December 31, 2023, the Company was in compliance with all covenants contained in this revolving credit facility.
August 2021 Amendment and Restatement Agreement. In August 2021, as part of the Ultragas Transaction, the Company entered into an Amendment and Restatement Agreement with Danmarks Skibskredit A/S relating to a previously issued 2019 Senior Term Loan Facility, with four vessel owning entities as borrowers for a maximum principal amount of $66.95 million (the “August 2021 Amendment and Restatement Agreement”). The facility matures in August 2026 and is fully drawn down as of December 31, 2023, with an amount outstanding of $40.8 million which is repayable in half yearly installments of approximately $2.9 million followed by a payment of $26.2 million on the final repayment date of June 1, 2026. Under Amendment no.1 of the facility, dated June 2019, the overall rate of the facility on each tranche was fixed at interest rates between 3.77% and 3.780%.

The facility is secured by first priority mortgages on each of Happy Osprey, Happy Peregrine, Happy Pelican and Happy Penguin, as well as assignment of earnings and insurances on these secured vessels. The financial covenants each as defined within the Senior Term Loan Facility are: a) the maintenance at all times of cash and cash equivalents in an amount equal to or greater than (i) $50.0 million and (ii) 5 per cent of the total indebtedness; and b) maintain a ratio of value adjusted total stockholders’ equity to value adjusted total assets of not less than 30%; and the aggregate fair market value of the collateral vessels must be no less than 135% of the aggregate outstanding borrowing under the facility. As of December 31, 2023, the Company was in compliance with all covenants contained in this credit facility.

In August 2021, as part of the Ultragas Transaction, the Company became guarantor for the following four Senior Secured Term Loan Facilities, previously entered into by Othello Shipping Company S.A. or certain of its wholly owned vessel owning entities.
DB Credit Facility A. On October 25, 2013, Atlantic Gas Shipping Inc. and Balearic Gas Shipping Inc. entered into a Senior Secured Term Loan Facility with Deutsche Bank AG, Hong Kong Branch for a maximum principal amount of $57.7 million (the “DB Credit Facility A”), to finance two newbuild LPG carriers, Atlantic Gas and Balearic Gas. The facility has a term of twelve years from the date of the vessels’ deliveries, maturing in April 2027. It is fully drawn down as of December 31, 2023, with an amount outstanding of $15.6 million which is repayable for each vessel tranche in half yearly installments of $1.2 million for twelve years from the date of each vessel drawdown. Interest on amounts drawn is payable at a rate of Comp SOFR plus 247 basis points per annum.

This loan facility is secured by first priority mortgages on each of Atlantic Gas and Balearic Gas as well as assignments of earnings and insurances on these secured vessels. The financial covenants each as defined within the Amended to the Term Loan Facility, dated August 3, 2021 are: a) the maintenance at all times of cash and cash equivalents in an amount equal to or greater than (i) $50.0 million, or (ii) 5% of total indebtedness (as defined), as applicable; b) the maintenance of the ratio of total stockholders’ equity to total assets of not less than 30% and the aggregate fair market value of the collateral vessels must be no less than 125% of the aggregate outstanding borrowing under the facility. As of December 31, 2023, the Company was in compliance with all covenants contained in this credit facility.
Santander Credit Facility A. On October 30, 2013, Adriatic Gas Shipping Inc., Celtic Gas Shipping Inc. and Lalandia Shipping Company S.A entered into a Senior Secured Term Loan Facility with Banco Santander, S.A. and Korea Finance Corporation for a maximum principal amount of $81.0 million (the “Santander Credit Facility A”), to finance three newbuild LPG carriers, Adriatic Gas, Celtic Gas and Happy Albatross. The facility has a term of twelve years from the date of the vessels’ deliveries, maturing in May 2027. It is fully drawn down as of December 31, 2023, with an amount outstanding of $23.6 million which is repayable for each vessel tranche in half yearly installments of between $1.0 million and $1.2 million for twelve years from the date of each vessel drawdown. Interest on amounts drawn is payable at a rate of Comp SOFR plus 247 basis points per annum.

This loan facility is secured by first priority mortgages on each of Adriatic Gas, Celtic Gas and Happy Albatross as well as assignments of earnings and insurances on these secured vessels. The financial covenants each as defined within the Amended to the Term Loan Facility, dated August 3, 2021 are: a) the maintenance at all times of cash and cash equivalents in an amount equal to or greater than (i) $50.0 million, or (ii) 5% of total indebtedness (as defined), as applicable; b) the maintenance of the ratio of total stockholders’ equity to total assets of not less than 30% and the aggregate fair market value of the collateral vessels must be no less than 125% of the aggregate outstanding borrowing under the facility. As of December 31, 2023, the Company was in compliance with all covenants contained in this credit facility.
DB Credit Facility B. On July 31, 2015, Bering Gas Shipping Inc and Pacific Gas Shipping Inc entered into a Senior Secured Term Loan Facility with Deutsche Bank AG, Hong Kong Branch for a maximum principal amount of $60.9 million (the “DB Credit Facility B”), to finance two newbuild LPG carriers, Bering Gas and Pacific Gas. The facility has a term of twelve years from the date of the vessels’ deliveries, maturing in December 2028. It is fully drawn down as of December 31, 2023, with an amount outstanding of $26.6 million which is repayable for each vessel tranche in half yearly installments of $1.3 million for twelve years from the date of each vessel drawdown. Interest on amounts drawn is payable at a rate of Comp SOFR plus 247 basis points per annum.

This loan facility is secured by first priority mortgages on each of Bering Gas and Pacific Gas as well as assignments of earnings and insurances on these secured vessels. The financial covenants each as defined within the Amended to the Term Loan Facility, dated August 3, 2021 are: a) the maintenance at all times of cash and cash equivalents in an amount equal to or greater than (i) $50.0 million, or (ii) 5% of total indebtedness (as defined), as applicable; b) the maintenance of the ratio of total stockholders’ equity to total assets of not less than 30% and the aggregate fair market value of the collateral vessels must be no less than 125% of the aggregate outstanding borrowing under the facility. As of December 31, 2023, the Company was in compliance with all covenants contained in this credit facility.
Santander Credit Facility B. On July 31, 2015, Arctic Gas Shipping Inc and Falstria Shipping Company S.A entered into a Senior Secured Term Loan Facility with Banco Santander, S.A. for a maximum principal amount of $55.8 million (the “Santander Credit Facility B”), to finance two newbuild LPG carriers, Arctic Gas and Happy Avocet. The facility has a term of twelve years from the date of the vessels’ deliveries, maturing in January 2029. It is fully drawn down as of December 31, 2023, with an amount outstanding of $25.6 million which is repayable for each vessel tranche in half yearly installments of $1.1 million and $1.3 million for 12 years from the date of each vessel drawdown. Interest on amounts drawn is payable at a rate of Comp SOFR plus 247 basis points per annum.

This loan facility is secured by first priority mortgages on each of Arctic gas and Happy Avocet as well as assignments of earnings and insurances on these secured vessels. The financial covenants each as defined within the Amended to the Term Loan Facility, dated August 3, 2021 are: a) the maintenance at all times of cash and cash equivalents in an amount equal to or greater than (i) $50.0 million, or (ii) 5% of total indebtedness (as defined), as applicable; b) the maintenance of the ratio of total stockholders’ equity to total assets of not less than 30% and the aggregate fair market value of the collateral vessels must be no less than 125% of the aggregate outstanding borrowing under the facility. As of December 31, 2023, the Company was in compliance with all covenants contained in this credit facility.

December 2022 Secured Term Loan and Revolving Credit Facility. On December 7, 2022, the Company entered into a secured revolving credit facility with Credit Agricole Corporate and Investment Bank and Deutsche Bank AG for a maximum principal amount of $111.8 million (the “December 2022 Secured Revolving Credit Facility”). The facility is due to mature in September 2028. As of December 31, 2023, an amount of $72.3 million was outstanding. The available facility amount shall be reduced quarterly by an amount of $3.1 million followed by a final balloon payment on September 30, 2028, of $39.7 million. Interest on amounts drawn was payable at a rate of SOFR plus 209 basis points.

This loan facility is secured by first priority mortgages on each of Navigator Umbrio, Navigator Centuari, Navigator Ceres, Navigator Ceto and Navigator Copernico as well as assignments of earnings and insurances on these secured vessels. The financial covenants each as defined within the credit facility are: a) the maintenance at all times of cash and cash equivalents in an amount equal to or greater than (i) $50.0 million, or (ii) 5% of total indebtedness, as applicable; and b) the maintenance of the ratio of total stockholders’ equity to total assets of not less than 30%. The aggregate fair market value of the collateral vessels must be no less than 135% of the aggregate outstanding borrowing under the facility. As of December 31, 2023, the Company was in compliance with all covenants contained in this revolving credit facility.
Greater Bay JV Term Loan Facility. On December 15, 2022, the Company entered into a secured term loan facility with ING Bank, London Branch, Skandinaviska Enskilda Banken AB (Publ), CTBC Bank and Shinsei Bank Limited for a maximum principal amount of $151.3 million (the “Greater Bay JV Term Loan Facility”) to provide financing for the intended acquisition of five ethylene carriers. As of December 31, 2023, the full facility amount of $151.3 million has been drawn down. As of December 31, 2023, an amount of $141.8 million was outstanding.The term loan outstanding amount shall be reduced quarterly by an amount of approximately $2.7 million followed by a final payment on the sixth anniversary of each vessel’s tranche of between $15.0 million and $18.2 million per tranche. Interest on amounts drawn is payable at a rate of SOFR plus 220 basis points.

This loan facility is secured by first priority mortgages on each of the five ethylene vessels: Navigator Luna, Navigator Solar, Navigator Vega, Navigator Luna and Navigator Equator as well as assignments of earnings and insurances on these secured vessels. The financial covenants each as defined within the term loan facility are: a) the maintenance at all times of cash and cash equivalents in an amount equal to or greater than (i) $35.0 million, or (ii) 5% of total indebtedness, as applicable; b) the maintenance of the ratio of total stockholders’ equity to total assets of not less than 30% and c) the joint venture entities (as defined) maintain at all times, from the date falling 12 months after the first drawdown, cash and cash equivalents equal to or greater than $3.0 million. The aggregate fair market value of the collateral vessels must be no less than 125% of the aggregate outstanding borrowing under the facility. As of December 31, 2023, the Company was in compliance with all covenants contained in this revolving credit facility.

March 2023 Senior Secured Term Loan. On March 20, 2023, the Company entered into a senior secured term loan with Nordea Bank ABP, ABN AMRO Bank N.V. Skandinaviska Enskilda Banken AB (Publ), and BNP Paribas S.A. to refinance the June 2017 Secured Term Loan and Revolving Credit Facility and the October 2016 Secured Term Loan and Revolving Credit Facility that were due to mature in June and October 2023, respectively. The facility has a term of six years, maturing in March 2029 and is for a maximum principal amount of $200.0 million. The available facility amount shall be reduced quarterly by an amount of $8.3 million followed by a final balloon payment in March 2029. As of December 31, 2023, the Facility was fully drawn with an amount outstanding of $175.0 million Interest on amounts drawn is payable at a rate of Comp SOFR plus 210 basis points.

This loan facility is secured by first priority mortgages on each of the : Navigator Leo, Navigator Libra, Navigator Jorf, Navigator Galaxy, Navigator Genesis, Navigator Grace, Navigator Gusto, Navigator Glory, Navigator Scorpio and Navigator Virgo as well as assignments of earnings and insurances on these secured vessels. The financial covenants each as defined within the term loan facility are: a) the maintenance at all times of cash and cash equivalents in an amount equal to or greater than (i) $50.0 million, or (ii) 5% of total indebtedness, as applicable; b) the maintenance of the ratio of total stockholders’ equity to total assets of not less than 30%. The aggregate fair market value of the collateral vessels must be no less than 130% of the aggregate outstanding borrowing under the facility. As of December 31, 2023, the Company was in compliance with all covenants contained in this revolving credit facility.

Navigator Aurora Facility. In October 2019, the SPV, OCY Aurora Ltd, which owns Navigator Aurora, entered into secured financing agreements for $69.1 million consisting of a loan facility, the “Navigator Aurora Facility” which is denominated in USD. The Navigator Aurora Facility is a seven year unsecured loan provided by OCY Malta Limited, the parent of OCY Aurora Ltd. The Navigator Aurora Facility bears interest at Term SOFR plus 201 basis points and is repayable with a balloon payment on maturity. As of December 31, 2023, there was $41.3 million in borrowings outstanding under the Navigator Aurora Facility December 31, 2022: $48.1 million). The Navigator Aurora Facility is subordinated to a further bank loan where OCY Aurora Ltd. is the guarantor and Navigator Aurora is pledged as security. The likelihood of the Company having to make any payments under the guarantee is remote. The shipbroker appraised value of Navigator Aurora exceeded the borrowings outstanding under the Navigator Aurora Facility by approximately $39.9 million as of December 31, 2023 (As of December 31, 2022: $28.9 million). The fair value of the vessel is significantly greater than the amount of the senior bank loan it is pledged against, and therefore the guarantee made by the SPV to the lenders of the subordinated loan where OCY Malta Ltd is the borrower has negligible fair value.

The following table shows the breakdown of secured term loan facilities and total deferred financing costs split between current and non-current liabilities as of December 31, 2023, and 2022:

	December 31, 2022	December 31, 2023
	(in thousands)
Current Liability
Current portion of secured term loan facilities and revolving credit facilities	$101,558	$123,024
Less: current portion of deferred financing costs	(2,549)	(2,697)
Current portion of secured term loan facilities, net of deferred financing costs	99,009	120,327
Non-Current Liability
Secured term loan facilities and revolving credit facilities net of current portion, excluding amount due to related parties	612,349	646,131
Amount due to related parties*	48,140	41,342
Less: non-current portion of deferred financing costs	(4,011)	(4,156)
Non-current secured term loan facilities and revolving credit facilities, net of current and non-current deferred financing costs	$656,478	$683,317

*
Amount due to related parties relates to the Navigator Aurora Facility held within a lessor entity (for which legal ownership resides with a financial institution) that we are required to consolidate under U.S. GAAP into our financial statements as a variable interest entity.

10. Senior Unsecured Bonds

In September 2020, the Company issued senior unsecured bonds in an aggregate principal amount of $100 million with Nordic Trustee AS as the bond trustee (the “2020 Bonds”). The net proceeds of the issuance of the 2020 Bonds were used to redeem in full all of our outstanding previously issued 2017 bonds. The 2020 Bonds are governed by Norwegian law and are listed on the Nordic ABM which is operated and organized by Oslo Børs ASA.

The redemption of our 2017 bonds is accounted for as a debt extinguishment and the issuance of the 2020 Bonds is treated as the issuance of new debt. On redemption of our 2017 bonds, the Company recognized a loss on extinguishment of $0.5 million, being the difference between the reacquisition price of the debt and the net carrying amount of the extinguished debt. Issuance costs for the 2020 Bonds of $2.0 million have been deferred and are being amortized over the term of the 2020 Bonds using the effective rate method.

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

Additional financial covenants (each as defined within the bond agreement governing the 2020 Bonds (the “2020 Bond Agreement”) are: (a) the issuer shall ensure that the Group (meaning “the Company and its subsidiaries”) maintains a minimum liquidity of no less than $35 million; and (b) maintain a Group equity ratio (as defined in the 2020 Bond Agreement) of at least 30%. As of December 31, 2022, the Company complied with all covenants in respect of the 2020 Bonds.

The 2020 Bond Agreement provides that we may declare or pay dividends to shareholders provided that the Company maintains a minimum liquidity of $60 million unless an event of default has occurred and is continuing. The 2020 Bond Agreement also limits us and our subsidiaries from, among other things, entering into mergers and divestitures, engaging in transactions with affiliates, or incurring any additional liens which would have a material adverse effect. In addition, the 2020 Bond Agreement includes customary events of default, including those relating to a failure to pay principal or interest, a breach of covenant, false representation and warranty, a cross-default to other indebtedness, the occurrence of a material adverse effect, or our insolvency or dissolution.

The following table shows the breakdown of our senior unsecured bonds and total deferred financing costs as of December 31, 2023, and 2022:

	December 31, 2022	December 31, 2023
	(in thousands)
Senior Unsecured Bonds
Total 2020 Bonds	$100,000	$100,000
Less Treasury bonds	—	(9,000)
Less deferred financing costs	(1,057)	(664)
Total Bonds, net of deferred financing costs	$98,943	$90,336
In September 2023, we purchased an aggregate $9.0 million of the 2020 Bonds in the open market using cash on hand. These purchased 2020 Bonds have not been canceled or redeemed and the Company intends to hold the bonds to maturity.

11. Earnings/(loss) per Share

Basic gain/(loss) per share is calculated by dividing the net income/(loss) available to common shareholders by the average number of common shares outstanding during the periods. Diluted earnings per share is calculated by adjusting the weighted average number of common shares used for calculating basic earnings per share for the effects of all potentially dilutive shares.

The following table shows the calculation of both the basic and diluted number of weighted average outstanding shares for the years ended December 31, 2021, 2022 and 2023:

	December 31, 2021	December 31, 2022	December 31, 2023
	(in thousands, except share data)
Basic and diluted net income/(loss) available to common stockholders of Navigator Holdings Ltd	$(30,964)	$53,473	$82,255
Basic weighted average number of shares	64,669,567	77,234,830	74,096,284
Effect of dilutive potential share options*:	—	323,664	511,165
Diluted weighted average number of shares	64,669,567	77,558,494	74,607,449

*
Due to a loss for the year ended December 31, 2021, no incremental shares are included because the effect would be anti-dilutive. The number of potentially dilutive shares excluded from the calculation for the year ended December 31, 2021 was 33,176.

12. Share-Based Compensation

In 2013, the Company’s Board adopted the 2013 Restricted Stock Plan (the “2013 Plan”), which entitled officers, employees, consultants and directors of the Company to receive grants of restricted stock of the Company’s common stock or share options in the Company’s common stock. The Company’s Board adopted the 2023 Restricted Stock Plan (the “2023 Plan”) to replace the 2013 Plan which ended in 2023.

The 2013 and 2023 Plans are administered by the Compensation Committee with certain decisions subject to the approval of our Board. The maximum aggregate number of common shares that may be delivered pursuant to options or restricted stock awards granted under the 2013 and 2023 Plans are 3,000,000 shares of common stock per plan. A holder of restricted stock, awarded under the 2013 and 2023 Plan, shall have the same voting and dividend rights as the Company’s other common stockholders in relation to those shares.
Share awards

On March 15, 2023, under the Navigator Holdings Ltd. 2013 Long-Term Incentive Plan (the “2013 Plan”) the Company granted a total of 47,829 restricted shares, 36,327 of which were granted to non-employee directors and 11,502 of which were granted to the officers and employees of the Company. The weighted average value of the shares granted was $12.45 per share. The restricted shares granted to the non-employee directors vest on the first anniversary of the grant date and the restricted shares granted to the officers and employees of the Company vest on the third anniversary of the grant date.

On March 17, 2023, 45,864 shares which were previously granted to non-employee directors under the 2013 Plan with a weighted average grant value of $10.65 per share, vested at a fair value of $553,120. In addition on March 19, 2023, 12,159 shares which were granted in 2020 to officers and employees of the Company, all of which had a weighted average grant value of $7.90 vested at a fair value of $157,581.

On June 30, 2023, 15,627 shares which were previously granted to an officer of the Company under the 2013 Plan with a weighted average grant value of $9.84 per share, were accelerated to vesting at a fair value of $203,307. On December 31, 2023, 4,494 shares which were previously granted to a non-employee director of the Company under the 2013 Plan with a weighted average grant value of $12.45 per share, were accelerated to vesting at a fair value of $65,388.

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

During the year ended December 31, 2022, 29,295 shares that were granted to non-employee directors in March 2021, under the 2013 Plan and which had a weighted average grant value of $10.26 per share, vested with a fair value of $311,698. In addition, 11,538 shares previously granted to non-employee directors with a weighted average grant value of $10.40, were accelerated and vested at a fair value of $119,995. Furthermore, 28,497 shares granted in 2019 with a grant value of $11.06 to officers and employees of the Company vested at a fair value of $274,240, 2,174 shares previously granted in 2021 to officers and employees with a weighted average grant value of $10.26, were accelerated and vested at a fair value of $15,000.

Restricted share grant activity for the year ended December 31, 2023, and 2022 was as follows:

	Number of granted non-vested restricted shares	Weighted average grant date fair value	Weighted average remaining contractual term
Balance as of January 1, 2022	103,487	$9.92	1.06 years
Granted	85,716	10.83
Vested	(71,504)	10.64
Forfeited	(2,006)	9.11
Balance as of December 31, 2022	115,693	$10.16	1.04 years
Granted	47,829	12.45
Vested	(78,144)	10.16
Balance as of December 31, 2023	85,378	$11.44	0.81 years

We account for forfeitures as they occur. Using the graded straight-line method of expensing the restricted stock grants, the weighted average estimated value of the shares calculated at the date of grant is recognized as compensation cost in the statements of operations over the period to the vesting date. During the year ended December 31, 2023, the Company recognized $819,919 in share-based compensation costs relating to share grants (December 31, 2022: $799,902 and December 31, 2021: $1,373,292). As of December 31, 2023, there was a total of $400,282 unrecognized compensation costs relating to the expected future vesting of share-based awards (December 31, 2022: $619,869) which are expected to be recognized over a weighted average period of 0.81 years (December 31, 2022: 1.04 years).
Share options

Share options issued under the 2013 Plan are not exercisable until the third anniversary of the grant date and can be exercised up to the tenth anniversary of the date of the grants. The fair value of each option is calculated on the date of the grant based on the Black-Scholes valuation model. Expected volatility is based on the historic volatility of the Company’s stock price . The expected term of the options granted is anticipated to occur in the range between 4 and 6.5 years. The risk free rate is the rate adopted from the U.S. Government Zero Coupon Bond.

The movements in the existing share options during the years ended December 31, 2023, and 2022 were as follows:

Options	Number of options outstanding	Weighted average exercise price per share	Aggregate intrinsic value
Balance as of January 1, 2022,	310,856	$21.37	$—
Issuances during the year	10,000	9.24	27,200
Balance as of December 31, 2022	320,856	20.99	—
Issuance during the year	262,412	15.45	1,180,854
Forfeited during the year	(35,875)	22.35	—
Balance as of December 31, 2023	547,393	$18.25	$1,207,654

There were 547,393 options exercisable as of December 31, 2023. The weighted average exercise price of the share options exercisable as of December 31, 2023 was $18.25. The weighted average remaining contractual term of options outstanding as of December 31, 2023, was 2.99 years.

During the year ended December 31, 2023, the Company recognized $422,936 as share-based compensation costs (December 31, 2022: $14,240 and December 31, 2021: $nil) relating to options forfeited under the 2013 Plan. As of December 31, 2023, there were $1,142,618 in unrecognized compensation costs relating to options under the 2013 Plan. As of December 31, 2023, 274,981 share options had vested but had not been exercised.
The Company has employee stock purchase plans in place which is a savings-related share scheme where certain employees have the option to buy common stock at a 15% discount to the share price at the grant dates of July 9, 2021, August 8, 2022,and July 17, 2023. The employee stock purchase plans have three-year vesting periods. No shares have been issued since the inception of the scheme. Using the Black-Scholes valuation model, the Company recognized compensation costs of $41,588 relating to employee stock purchase plans for the year ended December 31, 2023 (December 31, 2022: $38,220).

13. Commitments and Contingencies

The contractual obligations schedule set forth below summarizes our contractual obligations as of December 31, 2023:

	2024	2025	2026	2027	2028	Thereafter	Total
	(in thousands)
Secured term loan facilities and revolving credit facilities	$123,024	$292,616	$107,216	$67,539	$93,931	$84,829	$769,155
Ethylene Export Terminal capital contributions(1)	94,931	—	—	—	—	—	94,931
2020 Bonds	—	100,000	—	—	—	—	100,000
Office operating leases(2)	1,027	1,279	1,066	1,274	—	—	4,646
Navigator Aurora Facility(3)	—	—	41,342	—	—	—	41,342
Total contractual obligations	$218,982	$393,895	$149,624	$68,813	$93,931	$84,829	$1,010,074

(1)
We have committed to invest further in terminal infrastructure, such as expanding our existing Ethylene Export Terminal. The remaining capital contributions required from us to the Export Terminal Joint Venture for the Terminal Expansion Project are expected to be approximately $95 million.

(2)
The Company occupies office space in London with a new lease that commenced in January 2022 for a period of 10 years with a mutual break option in January 2027, which is the fifth anniversary from the lease commencement date. The annual gross rent under this lease is approximately $1.1 million, with an initial rent free period of 27 months, of which 13 months of the rent free period is repayable in the event that the break option is exercised.

The lease term for our representative office in Gdynia, Poland was revised from January 2022 for an amended period to May 31, 2025. The gross rent per year is approximately $64,000.

The Company occupies office space in Copenhagen with a lease commenced in September 2021, that expires in December 2025. The gross rent per year is approximately $180,000.

The Company entered into a lease for office space in Houston that expires on March 31, 2025. The annual gross rent under this lease is approximately $60,000.

The weighted average remaining contractual lease term for the above four office leases on December 31, 2023, was 3.88 years (December 31, 2022: 3.89 years).

(3)
The Navigator Aurora Facility is a loan facility held within a lessor entity (for which legal ownership resides with financial institutions) that we are required to consolidate under U.S. GAAP into our financial statements as a variable interest entity. Please read Note 8. Variable Interest Entities .

14. Operating Lease Liabilities

Lessee accounting

Under ASU 2016-02 we have recognized Right of Use (“ROU”) assets and liabilities on our balance sheet for our operating leases relating to long-term commitments for our offices in London, Gdynia, Denmark, Manila and Houston. Lease liabilities and ROU assets for operating leases are initially measured at the present value of the lease payments not yet paid, discounted using the discount rate for the lease determined at the later of the date of initial application or the lease commencement date. As a lessee, the Company has elected not to separate lease and non-lease components pertaining to operating lease payments. The discount rate used is the Company’s incremental borrowing rate, defined as the rate of interest that the Company as lessee would have to pay to borrow, on a collateralized basis over a similar term, an amount equal to the lease payments in a similar economic environment. Consequently, operating lease liabilities of $4.4 million, based on the present value of the remaining minimum rental payments; and ROU assets of $2.9 million have been recognized on the Company’s consolidated balance sheet as of December 31, 2023 (December 31, 2022: operating lease liabilities of $4.3 million and ROU assets of $3.6 million) with accretion of the liabilities and amortization of the ROU assets over the remaining length of the lease terms.

The lease for our office in Poland is subject to annual indexation each January according to the Eurozone All Items Monetary Union Index of Consumer Prices (“MUICP”) index as quoted for the previous year. The lease payments relating to the Poland office lease are not remeasured at the beginning of each year, the effect of future increases in MUICP are recognized as part of lease-related costs in each year and classified as variable lease costs. For the year ended December 31, 2023, total operating lease costs were $1.2 million (December 31, 2022: $1.2 million), which include immaterial variable lease costs and are presented in General and Administrative costs within the consolidated statements of operations and in cash flows from operating activities within the consolidated statements of cash flows.

The Company’s consolidated balance sheet includes a ROU asset and a corresponding liability for operating lease contracts where the Company is a lessee. The discount rate used to measure the lease liability presented on the Company’s consolidated balance sheet is the incremental cost of borrowing since the rate implicit in the lease cannot be determined.

The liabilities described below are for the Company’s offices in London, Gdynia, Houston,Manila and Denmark which are denominated in various currencies. At December 31, 2023, the weighted average discount rate across the three leases was 2.95% (December 31, 2022: 2.87%).

At December 31, 2023, based on the remaining lease liabilities, the weighted average remaining operating lease term was 3.17 years (December 31, 2022: 3.88 years). Please read "Note 13. Commitments and Contingencies " to our consolidated financial statements.

A maturity analysis of the undiscounted cash flows of the Company’s operating lease liabilities as at December 31, 2022 and 2023 is presented in the following table:

	December 31, 2022	December 31, 2023
	(in thousands)
One year	$924	$1,027
Two years	1,246	1,279
Three years	1,209	1,066
Four years	1,211	1,274
Total undiscounted operating lease commitments	4,590	4,646
Less: Discount adjustment	(339)	(232)
Total operating lease liabilities	4,251	4,414
Less: current portion	(219)	(914)
Total operating lease liabilities, non-current portion	$4,032	$3,500

15. Concentration of Credit Risks

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

The Company derives a significant portion of its revenues from a limited number of charterers. During 2023, one of our charterers contributed approximately 10.1% or $49.7 million. Whereas our top three charterers contributed between 7.0% and 10.0% each, and in aggregate 25.0% or approximately $122.6 million. (2022: None of our charterers contributed 10% of our revenue. Whereas our top three charterers contributed between 8.0% and 10.0% each, and in aggregate 26.5% or approximately $108.4 million).

Other than 3% of operating revenues arising from vessels trading exclusively in Indonesia during the year ended December 31, 2023 (year ended December 31, 2022 and 2021: 3.7% and 5.6%, respectively), our vessels operate on a worldwide basis and are not restricted to specific locations.

The Company considers that its equity method investments do not meet the criteria in ASC 280 to be separate reportable segments.

As of December 31, 2023, and December 31, 2022, all of the Company’s cash, cash equivalents, restricted cash, and short-term investments were held by large financial institutions, highly rated by a recognized rating agency.

16. Income Taxes

Navigator Holdings Ltd and its vessel owning subsidiaries are incorporated in the Marshall Islands and under the laws of the Marshall Islands are not subject to tax on income or capital gains and no Marshall Islands withholding tax will be imposed on dividends paid by the Company to its stockholders. However, a number of the Company’s subsidiaries in the U.S, U.K., Poland, Denmark and Singapore, as well as the Maltese VIE (please read "Note 8. Variable Interest Entities " to our consolidated financial statements) are subject to local taxes.

	Year Ended December 31, 2021	Year Ended December 31, 2022	Year Ended December 31, 2023
	(in thousands)
Income/(loss) before income taxes and share of results of equity method investments	$(38,394)	$35,033	$70,590
Tax expense at statutory rate	—	—	—
Total statutory tax charge	—	—	—
Tax charge in U.S. subsidiaries	855	5,052	3,200
Tax charge in U.K. subsidiaries	566	386	803
Tax charge in Polish subsidiary	345	171	(18)
Tax charge in Singapore subsidiary	47	—	6
Tax charge in Danish subsidiary	74	167	234
Tax charge in Maltese VIE ( See Note 8)	82	99	87
Withholding taxes	—	74	13
Total tax charge	$1,969	$5,949	$4,325
Breakdown of current/deferred tax expense
Current tax expense	$1,264	$2,107	$1,951
Deferred tax expense	705	3,842	2,374
Total corporate income tax	$1,969	$5,949	$4,325

The total of all deferred tax liabilities on our balance sheet as of December 31, 2023 is $7.0 million (December 31, 2022: $4.3 million). The deferred tax asset of $13.7 million includes $13.5 million related to carry forwards losses associated with our Export Terminal Joint Venture which can be utilized against 80% of our future profits in any one year from the terminal operations. The U.S. losses relate to federal tax losses which can be carried forward indefinitely.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of December 31, 2023, and December 31, 2022, respectively are in the following table.

	December 31, 2022	December 31, 2023
	(in thousands)
Deferred tax asset
Net operating losses carry forwards	$17,029	$13,522
Other temporary differences	116	205
Total deferred tax assets	17,145	13,727
Less valuation allowance	—	—
Deferred tax asset, net of valuation allowance	$17,145	$13,727
Deferred tax liabilities
Investment in joint venture	$21,122	$20,002
Other temporary differences	273	741
Total deferred tax liabilities	21,395	20,743
Net deferred tax asset/(liability)	$(4,250)	$(7,016)

The net deferred tax asset/(liability) relates to deferred tax assets and liabilities in different jurisdictions.

17. Cash, Cash Equivalents and Restricted Cash

The following table shows the breakdown of cash, cash equivalents and restricted cash as of December 31, 2023 and 2022:

	December 31, 2022	December 31, 2023
	(in thousands)
Cash, Cash Equivalents and Restricted Cash
Cash and cash equivalents	$146,560	$149,581
Cash and cash equivalents held by VIE	108	23
Restricted cash	6,526	8,638
Total cash, cash equivalents and restricted cash	$153,194	$158,242

Our secured term loan facilities and revolving credit facilities require that the borrowers have liquidity (including undrawn available lines of credit with a maturity exceeding 12 months) of no less than (i) $25 million, $35 million, or $50 million, or (ii) 5% of net debt or total debt which was $45.1 million as of December 31, 2023, as applicable, whichever is greater. This requirement does not restrict the cash maintained within our bank accounts but requires the Company to hold no less than that amount of free cash within its bank accounts or treasury deposits.

Included within total cash, cash equivalents and restricted cash as of December 31, 2023, is an amount of $23,000 relating to cash belonging to the VIE’s that we are required to consolidate under U.S. GAAP (December 31, 2022: $0.1 million). Please read "Note 8. Variable Interest Entities ".

Amounts included in restricted cash represent cash in deposit accounts that is required to be deposited and held in accordance with the terms of the related secured term loans from a banking lender. We consider this cash to be restricted and not available for our general use.

18. Related Party Transactions

The following table summarizes our transactions with related parties for the years ended December 31, 2023, 2022 and 2021:

	Year ended December 31, 2021	Year ended December 31, 2022	Year ended December 31, 2023
	(in thousands)
Net income / (expenses)
Luna Pool Agency Limited	$(30)	$(28)	$(42)
Ocean Yield Malta Limited	(1,202)	(1,914)	(3,221)
Ultranav Business Support ApS	(936)	(1,115)	(100)
Naviera Ultranav Limitada	(25)	(15)	(13)
Norton Lilly International Inc	—	(131)	—
Total	$(2,193)	$(3,203)	$(3,376)

The following table sets out the balances due from related parties as at December 31, 2023 and 2022:

	December 31, 2022	December 31, 2023
	(in thousands)
Due from Related Parties
Luna Pool Agency Limited	$12,334	$30,804
Unigas Pool	4,009	2,598
Dan Unity	20	—
Total	$16,363	$33,402

The following table sets out the balances due to related parties as at December 31, 2023 and 2022:

	December 31, 2022	December 31, 2023
	(in thousands)
Due to Related Parties
Ocean Yield Malta Limited	$48,684	$41,912
Naviera Ultranav Limitada	51	—
Ultranav Business Support ApS*	—	36
Total	$48,735	$41,948
*On August 4, 2021, in connection with the Company’s acquisition of the fleet and businesses of Othello Shipping Company S.A. and Ultragas ApS from Naviera Ultranav Limitada, the Company entered into a Transitional Services Agreement (“TSA”) with Ultranav Business Support ApS (“UBS”) to provide back office services, such as accounting and payroll, IT, treasury, financial controlling, tax and compliance, communications and CSR, HR, administrative services and branding. The Company pays UBS a monthly fee for services provided. The TSA agreement with UBS can be terminated by the Company by giving six-months notice.
19. Stockholders’ Equity

As of December 31, 2023, the Company’s authorized share capital consisted of 400,000,000 shares of common stock and 40,000,000 shares of preferred stock, each at par value of $0.01 per share. There were 73,208,586 shares of common stock issued and outstanding and no shares of preferred stock issued and outstanding at December 31, 2023 (December 31, 2022: 76,804,474 shares of common stock issued and outstanding and no shares of preferred stock issued and outstanding). Each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of shareholders. Subject to preferences that may be applicable to any outstanding preferred stock, holders of common stock are entitled to receive ratably all dividends, if any, declared by our board of directors out of funds legally available for dividends. Agreements governing our indebtedness impose restrictions on us, including, among other things, limiting our ability to pay dividends out of operating revenues generated by the vessels securing such indebtedness, redeem any shares or make any other payment to our equity holders, if there is a default under such agreements.

Holders of common stock do not have conversion, redemption or preemptive rights to subscribe to any of our securities. The rights, preferences and privileges of holders of common stock are subject to the rights of the holders of any preferred stock which we may issue in the future.

20. Subsequent Events

On March 12, 2024, the Company announced that the board of directors declared a cash dividend of $0.05 per share of the Company’s common stock for the fourth quarter of 2023, payable on April 25, 2024 to all shareholders of record as of the close of business New York time on April 4, 2024. The aggregate amount of the dividend is expected to be approximately $3.7 million, which the Company anticipates will be funded from cash on hand.

We have repurchased and canceled 33,064 shares between December 31, 2023 and March 27, 2024, resulting in 73,175,552 shares outstanding as of March 27, 2024.