Form 20-F
period 2024-12-31
Navigator Holdings Ltd.
filed 2025-03-25
CIK 1581804

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024
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
69,397,648 Shares of Common Stock
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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐
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

Presentation of Information in this Annual Report

This annual report on Form 20-F for the year ended December 31, 2024, or this “annual report,” should be read in conjunction with our consolidated financial statements and notes thereto included in this annual report. Unless the context otherwise requires, all references in this annual report to “Navigator Gas,” "Navigator Holdings," “our,” “we,” “us” and the “Company” refer to Navigator Holdings Ltd., a Marshall Islands corporation. All references in this annual report to our wholly-owned subsidiary “Navigator Gas L.L.C.” refer to Navigator Gas L.L.C., a Marshall Islands limited liability company. As used in this annual report, unless the context indicates or otherwise requires, references to “our fleet” or “our vessels” include the 56 vessels we owned and operated as of December 31, 2024. Subsequent to December 31, 2024, the Company took delivery of an additional three vessels.

Cautionary Statement Regarding Forward Looking Statements

This annual report contains certain forward-looking statements concerning plans and objectives of management for future operations or economic performance, or assumptions related thereto, including our financial forecast. In addition, we and our representatives may from time to time make other oral or written statements that are also forward-looking statements. Such statements include in particular, statements about our plans, strategies, business prospects, changes and trends in our business and the markets in which we operate as described in this annual report. In some cases, you can identify the forward-looking statements by the use of words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” “scheduled,” or the negative of these terms or other comparable terminology. Forward-looking statements appear in a number of places in this annual report. Where, in any forward-looking statement, we express an expectation or belief as to future results or events, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the expectation or belief will result or be achieved or accomplished. The following are some but not all of the factors that could cause actual results or events to differ materially from anticipated results or events:
•future operating or financial results, including those from our joint ventures;
•potential acquisitions, vessel sales, joint ventures, business strategy and expected capital spending;
•operating expenses, availability of crew, number of offhire days, drydocking requirements and insurance costs;
•fluctuations in currencies and interest rates;
•general market conditions and shipping market trends, including charter rates and factors affecting vessel supply and demand;
ii

•our ability to continue to comply with all our debt covenants;
•our financial condition and liquidity, including our ability to refinance our indebtedness as it matures (including but not limited to, our September 2020 Secured Revolving Credit Facility (defined below) maturing in September 2025) or obtain additional financing in the future to fund capital expenditures, acquisitions, newbuild vessels, and purchases of vessels, and for other corporate activities;
•future capital expenditures needed to preserve our capital base;
•the availability of vessels to purchase, the time it may take to construct new vessels or the useful lives of our vessels;
•our continued ability to enter into short-term or long-term, fixed-rate time charters or voyage charters with our customers;
•our vessels engaging in ship to ship transfers of liquefied petroleum gas (“LPG”) or petrochemical cargoes which may ultimately be discharged in sanctioned areas or to sanctioned individuals without our knowledge;
•the severity and duration of any world events and armed conflicts, including the Russian-Ukraine war, conflicts in the Israel-Gaza region and the broader conflict in the Middle East involving Iran and other nations, and associated repercussions to supply and demand for oil and gas and the economy generally as well as possible effects of trade disruptions;
•the severity and duration of any climate and weather related events
•our ability to employ and retain suitably experienced commercial and technical staff;
•changes in governmental rules and regulations or actions taken by regulatory authorities;

•the risk inherent in marine transportation, including any incident involving significant loss of product or environmental contamination attributable to any of our vessels
•our ability to manage obligations, liabilities, or responsibilities, arising from any regulatory environment emission trading or compliance schemes.
•global epidemics or other health crises such as the outbreak of COVID-19, including its impact on our business;
•liability from future litigation;
•our share repurchases and the payment of dividends to our shareholders including under any return of capital policy;
•our ability to maintain appropriate internal control over financial reporting and our disclosure controls and procedures;
•failure of a key information technology system or process or exposure to fraud, security breaches or cyber-attacks;
•the impact of cyber crime and changing financial fraud environment;
•the financial performance of the Ethylene Export Terminal (as defined below) and our related Export Terminal Joint Venture (as defined below) and the completion of construction and financing, and the financial success, of the Terminal Expansion Project (as defined below); and
•our expectations about the receipt of our newbuildings, and the timing of the receipt thereof;
•the financial performance of the Unigas Pool;

•whether the Redomiciliations (as defined below) are ultimately approved and completed and the impacts thereof; and
•other factors discussed in “Item 3—Key Information—Risk Factors” of this annual report and the other reports and documents we file with the U.S. Securities and Exchange Commission.

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
iii

PART I

Item 1.	Identity of Directors, Senior Management and Advisers
Not applicable.

Item 2.	Offer Statistics and Expected Timetable
Not applicable.

Item 3.	Key Information

A.	[Reserved]

B.	Capitalization and Indebtedness
Not applicable.

C.	Reasons for the Offer and Use of Proceeds
Not applicable.

D.	Risk Factors
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

•The 2025 maturity of our $210.0 million Secured Revolving Credit Facility raises substantial doubt about our ability to continue as a going concern if we are unable to refinance the facility timely.

•We have substantial indebtedness, which could adversely affect our ability to raises additional capital to fund our operations, meet our obligations or pursue other business opportunities and may limit our ability to react to economic or industry changes.

•We are partially dependent on voyage charters in the spot market, and any decrease in spot charter rates in the future may adversely affect our earnings.

•We operate several of our vessels through the Unigas Pool. Failure by the Unigas Pool to find profitable employment for these vessels could adversely affect us.

•We may be unable to charter our vessels at attractive rates, which would have an adverse impact on our business, financial condition and operating results.

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
•We may be unable to realize the expected benefits from our investments in the Ethylene Export Terminal.
•Conflicts between countries could restrict or prohibit our vessels from calling at certain ports or from trading with some of our customers.
•The U.S. government has proposed imposing service fees on the entry into U.S. ports of vessels operated by maritime transport companies with fleets comprised of Chinese-built vessels, which if adopted could adversely affect us.

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

•The required drydocking of our vessels could have a more significant adverse impact on our revenues than we anticipate, which would adversely affect our business, financial condition and operating results.

•Our operations are subject to the European Union Emissions Trading System (EU ETS), which could impact our business and results of operations.

•Our operating costs are likely to increase in the future as our vessels age.
•Marine transportation is inherently risky. An incident involving significant loss of product or environmental contamination attributable to any of our vessels, the possibility of marine disasters including damage or destruction of a vessel due to natural disasters, accidents, the loss of a vessel due to piracy or terrorism, damage or destruction of cargo or similar events could adversely affect us.
•The loss of or inability to operate any of our vessels would result in a loss of revenues and cash flow.
•Adverse global economic conditions or disease outbreaks could have a material adverse effect on us.

•Outbreaks of epidemics and pandemics could have a material adverse effect on our business, financial condition and operating results.
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
•Increased greenhouse gas regulations and scrutiny from stakeholders and others regarding climate change, as well as our ESG practices and reporting responsibilities, could result in additional costs or risks and adversely impact our business and reputation.
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
•Our continuing ability to finance and refinance our debts and the availability and access to the debt and equity capital markets may be limited.
•Our business depends upon certain key employees, which we may lose.
•We are a holding company, and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations and pay dividends.
•We may issue additional equity securities without your approval, which would dilute your ownership.
•Future sales of our common stock could cause the market price of our common stock to decline.
•BW Group and Ultranav, collectively, own an aggregate of approximately 52.0% of our common stock as of December 31, 2024. Each may exert considerable influence on, and together they could control, actions requiring a shareholder vote, and they could acquire additional shares of our common stock, further reducing liquidity in the market.

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

•As a Marshall Islands corporation our operations may be subject to economic substance requirements.
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
•changes in the level of demand for seaborne transportation of liquefied gases, which is influenced by the following factors;
•changes to the arbitrage of such liquefied gases in different countries, regions or continents;

•the level of production of liquefied gases in net export regions such as the United States of America;
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

The 2025 maturity of our $210.0 million Secured Revolving Credit Facility raise substantial doubt about our ability to continue as a going concern.

As of December 31, 2024, our total current liabilities exceeded our total current assets by approximately $98.4 million, primarily due to our $210 million September 2020 Secured Revolving Credit Facility that will mature on September 17, 2025 and has an outstanding balance of $136.0 million due on its maturity date. Our secured term loan facilities and revolving credit facilities contain covenants that require that the borrowers have liquidity of no less than (i) $35.0 million or $50.0 million, as applicable to the relevant loan facility, or (ii) 5% of total debt (representing $43.0 million as of December 31, 2024), whichever is greater.

The Company has a responsibility to evaluate whether conditions and/or events raise substantial doubt over its ability to meet its future financial obligations as they become due within one year after the date that the financial statements are issued. The Company’s $210 million September 2020 Secured Revolving Credit Facility matures on September 17, 2025, which is within twelve months of the issuance of these consolidated financial statements. On that maturity date a repayment of $136.0 million in respect of the loan facility falls due. The Company anticipates that in the absence of further refinancings or other sources of liquidity, the Company would be unable to meet its future financial obligations. This represents substantial doubt about the Company’s ability to continue as a going concern within one year after the issuance date. Management has commenced a process to refinance the September 2020 Secured Revolving Credit Facility and, through discussions with potential lenders, expects to complete this refinance in the second quarter of 2025. There can be no assurance that the Company will be able to refinance the $210 million September 2020 Secured Revolving Credit Facility. However, the accompanying consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets and liabilities or any other adjustments that might result in the event we are unable to continue as a going concern.

We have substantial indebtedness, which could adversely affect our ability to raise additional capital to fund our operations, meet our obligations or pursue other business opportunities and may limit our ability to react to economic or industry changes.

As of December 31, 2024, we had $853.5 million of outstanding indebtedness, consisting of $755.1 million of borrowings outstanding under our secured term loan facilities and revolving credit facilities and $98.4 million in aggregate principal amount outstanding of our unsecured bonds. Our indebtedness level could have important consequences, such as:

•impair our ability to obtain additional financing, if necessary, for working capital, capital expenditures, debt service requirements, acquisitions and general corporate or other purposes, or such financing may not be available on favorable terms, or at all;

•make it more difficult for us to satisfy our obligations with respect to our indebtedness, and any failure to comply with the obligations of any of our debt instruments, including restrictive covenants and borrowing conditions, could result in an event of default under the agreements governing our indebtedness;

•result in a need for us to use a substantial portion of our cash from operations to make principal and interest payments on our debt, reducing the funds that would otherwise be available for operation and future business opportunities;

•increase our vulnerability to adverse economic, industry or competitive developments; and

•limit our flexibility in responding to changing business and economic conditions.

Our ability to meet our debt service and other obligations will depend upon, among other things, our financial and operating performance, which will be affected by prevailing economic, financial, business and regulatory conditions, as well as other factors, some of which are beyond our control. If our results of operations are not sufficient to service our current or future indebtedness and other obligations, it may have a material adverse impact on our business and operations.

We are partially dependent on voyage charters in the spot market, and any decrease in spot charter rates in the future may adversely affect our earnings.

We currently own and operate a fleet of 59 vessels, some of which are employed in the spot market, exposing us to fluctuations in spot market charter rates.

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

We operate several of our vessels through the Unigas Pool. Failure by the Unigas Pool to find profitable employment for these vessels could adversely affect our operations.

Nine of our vessels are commercially managed by the Unigas Pool (the “Unigas Pool”). The Unigas Pool is an independently managed pool that has operated since 1969. Revenue is generated from time charters, voyage charters and COAs from the vessels in the pool and is allocated to the pool participants in accordance with agreed pool points. A sustained decline in charter or spot rates or a loss of COAs by the Unigas Pool could have a material adverse effect on our results of operations and our ability to meet our financing obligations.

We may be unable to charter our vessels at attractive rates, which would have an adverse impact on our business, financial condition and operating results.

Receipts from customers under our charters represent a substantial majority of our operating cash flow. Our time charters expire on a regular basis. If demand for liquefied gas carriers has declined at the time that our charters expire, we may not be able to charter our vessels at favorable rates or at all. If more vessels are added to the global fleet through newbuilding programs, charter rates may decline. In addition, while longer-term charters would become more attractive to us at a time when charter rates are declining, our customers may not want to enter into longer-term charters in such an environment. As a result, if our charters expire at a time when charter rates are declining, we may have to accept charters with lower rates or shorter terms than would be desirable. Furthermore, we may be unable to charter our vessels immediately after the expiration of their charters resulting in periods of non-utilization for our vessels. Our inability to charter our vessels at favorable rates or at all would adversely impact our business, financial condition and operating results. Currently, only one of the Newbuild Vessels and two of the three Purchased Vessels (each as defined below) is under charter. There is no assurance that we will be able to fix charters with respect to the remaining Newbuild Vessels prior to their delivery or that any such charters will be at favorable hire rates. Please read “—We may be unable to make or realize the expected benefits from acquisitions and the failure to successfully implement our growth strategy through acquisitions could adversely affect our business, financial condition and operating results.”

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
•decreases in the consumption of liquefied petroleum gas (“LPG”) due to increases in its price relative to other energy sources or other factors making consumption of liquefied gas less attractive;
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

Charter rates for petrochemical gas cargoes can be higher than those for other liquefied gases, with charter rates for ethylene and ethane historically commanding a premium due to the requirement for more complex vessels and a smaller global fleet of ethylene or ethane capable vessels. While we believe that growth in production at petrochemical production facilities and regional supply and pricing arbitrage will create opportunities for us to transport petrochemical gas cargoes, including ethane and ethylene, factors that are beyond our control may cause the supply of petrochemical gases available for seaborne transport to remain constant or even decline. If the supply of petrochemical gases available for seaborne transport does not increase, we may not have the opportunity to obtain the increased charter rates associated with petrochemical gas cargoes, including ethane and ethylene, and our expectations regarding the growth of our business may not be met.

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

Any existing vessel or newbuilding we acquire (including the Newbuild Vessels) may not be profitable at or after the time of acquisition or delivery and may not generate cash flow sufficient to cover the cost of acquisition. Market conditions at the time of delivery of any newbuildings may be such that charter rates are not favorable and the revenue generated by such vessels is not sufficient to provide satisfactory returns relative to their purchase prices.

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

From time to time, we may selectively pursue new strategic acquisitions or ventures we believe to be complementary to our seaborne transportation services and any strategic transactions could present unforeseen challenges and result in a competitive disadvantage relative to our more-established competitors.

We may pursue strategic acquisitions or investment opportunities we believe to be complementary to our core business of owning and operating liquefied gas carriers and the transportation of LPG, petrochemical gases and ammonia. For example, in November 2022, we announced our participation in the Terminal Expansion Project (as defined below) to provide additional ethylene refrigeration capacity for our Ethylene Export Terminal. Such ventures may include, but are not limited to, operating liquefied gas carriers in different size categories, expanding the types of cargo we carry and/or ventures or facilities involved in the export, distribution, mixing and/or storage of liquefied gas cargoes. While we have general knowledge and experience in the seaborne transportation services industry, we currently have limited operating history outside of the ownership and operation of liquified gas carriers and the transportation of petrochemicals, LPG and ammonia.

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

We may be unable to realize the expected benefits from our investments in the Ethylene Export Terminal

There are a number of factors that could impact our ability to benefit from the Ethylene Export Terminal in the U.S. Gulf, including, among others, the following:
•any inability of the Ethylene Export Terminal to operate due to operational issues;

•any inability of the Ethylene Export Terminal to operate due to adverse weather conditions or due to damage as a result of storms, flooding or other adverse weather events; and
•any existing customers not renewing their contracts at the end of their existing terms, insufficient spot voyage demand for ethylene, or any inability of the Ethylene Export Terminal to otherwise maintain fully committed throughput.
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

In February 2022, Russia invaded Ukraine, which may lead to wider regional and international conflicts. It is possible that such conflict could disrupt supply chains and cause instability in the global economy. Additionally, the ongoing conflict has resulted in the imposition of economic sanctions by, among others, the United States and the European Union against Russia. It is not possible to predict the broader or longer-term consequences of this conflict or the sanctions imposed to date, which could include further sanctions, embargoes, regional instability, geopolitical shifts and adverse effects on macroeconomic conditions, security conditions, energy and fuel prices, currency exchange rates and financial markets. Such geopolitical instability and uncertainty could have a negative impact on our ability to charter and operate our vessels and call at certain ports based on trade restrictions, embargoes and export control law restrictions, and logistics restrictions, which could adversely affect our business, financial condition, results of operations and cash flows.

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

The U.S. government has proposed the imposition of service fees on the entry into U.S. ports of vessels operated by maritime transport companies with fleets comprised of Chinese-built vessels, which if adopted could adversely affect our business, financial condition and operating results.

Pursuant to a Section 301 Investigation, the U.S. Trade Representative has proposed service fees be imposed on maritime transport operators for each vessel entrance to a U.S. port by the operator when the vessel is Chinese built or if the operator’s fleet includes Chinese-built vessels. We own and operate a number of vessels that were built in China, thereby making entries of our vessels into U.S. ports potentially subject to service fees if the proposed action is adopted.

In April 2024, the U.S. Trade Representative began an investigation under Section 301 of the Trade Act of 1974, as amended (“Trade Act”) into China’s targeting of the maritime, logistics, and shipbuilding sectors for dominance. On January 16, 2025, the U.S. Trade Representative determined that China’s targeting of the maritime, logistics, and shipbuilding sectors for dominance is unreasonable and burdens or restricts U.S. commerce by undercutting business opportunities for investments in the U.S. maritime, logistics, and shipbuilding sectors; restricting competition and choice; creating economic security risks from dependence and vulnerabilities in sectors critical to the functioning of the U.S. economy; and undermining supply chain resilience. As such, the U.S. Trade Representative determined that China’s policies are actionable under Sections 301(b) and 304(a) of the Trade Act.

On February 21, 2025, the U.S. Trade Representative proposed action to respond to China’s targeting of the maritime, logistics, and shipbuilding sectors. One of the actions proposed is to impose “service fees” on maritime transport operators with fleets comprised of Chinese-built vessels, whose vessels enter a U.S. port. Any operator of a Chinese-built vessel would pay a fee up to $1,500,000 per entrance into a U.S. port by the Chinese-built vessel. Maritime transport operators with Chinese-built vessels in their fleet would also pay service fees for the entry of any of their vessels into U.S. ports based on the percentage of Chinese-built vessels in their fleets. Those operators with greater than 50% Chinese-built fleets would pay a $1,000,000 fee per vessel entry regardless of origin of the entering vessel. The fee would fall to $750,000 per vessel entry if the Chinese-built fleet percentage is between 25% and 50%, and to $500,000 per vessel entry if under 25% Chinese-built fleet. These fees are proposed for any vessel in that operator’s fleet which calls on a U.S. port, regardless of whether such vessel is Chinese built. These fees would be imposed directly on the maritime transport operator.

The U.S. Trade Representative will hold a public hearing on the proposed fees. The proposed fees may be modified based on the hearing. No date has been given for a final determination on the proposed fees. Once imposed, the fees would be in place for four years and could be further extended.

Assuming we do not order or acquire additional vessels or sell any of the vessels in our current fleet, based on the anticipated size of our fleet following the completion and delivery of the four Chinese-built Newbuild Vessels, our fleet is expected to consist of approximately 47% Chinese-built vessels. As such, under the U.S. Trade Representative’s proposed service fees, we could incur costs each time any of our vessels enters a U.S. port. While our business includes transportation to and from ports outside of the U.S., any entries of our vessels into U.S. ports could expose us to these new fees, including in relation to our Ethylene Export Terminal. These fees would amount to increased operating costs for us and could result in reduced business into U.S. ports if the fees are passed along to our customers. These increased costs and/or reductions in U.S. business could materially adversely affect our business, financial condition and operating results.

We operate in countries and regions which can expose us to political, governmental and economic instability, which could adversely affect our business, financial condition and operating results.

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

Since October 2023, Israel and Hamas have been at war or engaged in hostilities, which has led to a significant increase in military activity in the region. This includes, the Houthis, based in Yemen, launching a number of attacks on vessels traversing the Red Sea and the U.S. response. The Red Sea is a vital maritime route for international trade and major shipping companies have announced suspensions of operations following these attacks. Although our operations in the region are not significant, the regional crisis is a source of uncertainty and there is a potential for a wider military conflict, including in places where we operate. The regional conflict could grow and bring about further disruption, instability and volatility, causing global economic instability and disruption of production and distribution of LPG, petrochemical gases and ammonia, which could result in reduced demand for our services. Further, increased regional conflict could impact our ability to charter and operate our vessels, cause us to incur increased costs, increase our insurance costs, and cause international currency markets to fluctuate. If international political instability and geopolitical tensions continue or increase in any region in which we do business, or in other regions, our business and results of operations could be harmed.

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

If our vessels call at ports located in countries or regions that are subject to restrictions imposed by the U.S. government, or perform ship to ship transfers of cargoes to other vessels that may call at ports located in countries that are subject to restrictions imposed by the U.S. government, our reputation and the market for our securities could be adversely affected.

Although no vessels owned or operated by us have called at ports located in countries/regions subject to comprehensive sanctions and embargoes imposed by the U.S. government and other authorities, such as Cuba, Iran, North Korea, Syria, and the Crimea, Donetsk and Luhansk regions of Ukraine, in the future our vessels may call at ports in these countries/regions from time to time on charterers’ instructions in violation of contractual provisions that prohibit them from doing so. In addition, our vessels do not knowingly engage in ship to ship transfers of LPG or petrochemical cargoes from sanctioned countries, or which ultimately may be discharged in sanctioned areas or to sanctioned individuals. Sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended or strengthened over time.

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

We believe we comply fully with the various sanctions regimes around the world, not just the sanctions authorities of the United States, but also the relevant departments within the United Nations, European Union, the United Kingdom and other individual countries, as well as governmental institutions and agencies of those countries. Our vessels transport LPG and other liquefied petrochemical gases throughout the globe and we are vigilant in attempting to ensure that our vessels do not call to countries or ports or trade with persons that may be on any lists which restrict or inhibit such trade or relationship. Any actual or alleged violations could materially damage our reputation and our ability to do business.

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

Furthermore, if any of our customers were to become a sanctioned entity, the charter party would end immediately and become void which could lead to one or more vessels being redelivered to us, ending what may be a long-term charter commitment.

We provide in-house technical management for certain vessels in our fleet which may impose significant additional responsibilities on our management and staff.

We currently provide in-house technical management for 39 of the 59 vessels in our current fleet. Providing in-house technical management for any vessel in our fleet may impose significant additional responsibilities on our management and staff.
The cost of providing in-house technical management for those vessels may be higher than if they were managed by third party technical managers, as we may not generate economics of scale, compared to third party managers who may have hundreds of vessels under their management.

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

Our vessels require drydocking every five years until the age of 15 years and approximately every two and a half years thereafter. The drydocking of our vessels requires significant capital expenditure and results in loss of revenue while our vessels are offhire. Any significant increase in the number of days of offhire due to such drydocking or in the costs of any repairs could have a material adverse effect on our financial condition. Although we attempt to limit the number of vessels that will be out of service at any given time, this may not always be possible due to the number of vessels in our fleet, as we may underestimate the time required to drydock our vessels, or unanticipated problems may arise during drydocking. Currently, 13 of our vessels are over the age of 15 years and will therefore require more regular drydocking.

Our operations are subject to the European Union Emissions Trading System (EU ETS), which could impact our business and results of operations.

The European Union Emissions Trading System ("EU ETS") is a market-based mechanism designed to reduce greenhouse gas emissions by setting a cap on total emissions and requiring companies to hold permits (or allowances) for each tonne of carbon dioxide they emit. The cost of acquiring additional allowances or the potential fines for non-compliance may increase over time. Such increased compliance costs could have a material adverse effect on our operating expenses, margins, and financial results.

Changes to the EU ETS or the implementation of new regulations could have a significant impact on our business. These changes may include adjustments to the emission cap, and the introduction of additional greenhouse gas types. Significant regulatory changes could result in increased compliance costs and require us to alter our operations.

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

In addition to the sanctions against Iran, the U.S. also maintains sanctions that target other countries, entities and individuals. Although non-U.S. persons generally are not subject to these sanctions, they can be held liable if they engage in transactions completed in part in the United States or by U.S. persons (for example, by wiring an international payment that clears through a U.S. financial institution). In addition, the U.S. maintains certain indirect, or secondary, sanctions that provide authority for the imposition of U.S. sanctions on non-U.S. persons that engage in certain sanctionable conduct that need to be considered by non-U.S. companies. It should also be noted that other governments have implemented versions of U.S. sanctions. We believe that we are in compliance with all applicable sanctions and embargo laws and regulations imposed by the U.S., the United Nations, European Union countries and the United Kingdom and we intend to maintain such compliance. However, there can be no assurance that we will comply in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Violations of U.S. sanctions via transactions with a U.S. jurisdictional nexus can result in substantial civil or criminal penalties. A range of sanctions may be imposed on non-U.S. companies that engage in sanctionable activities within the scope of U.S. secondary sanctions, up to and including the blocking of any property subject to U.S. jurisdiction in which the sanctioned Company has an interest, which effectively results in a prohibition on transactions or dealings involving securities of the sanctioned Company or the sanctioned Company losing access to the U.S. financial system.

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

The Company is aware of reports that Muhamad Kerry Adrianto and certain other business partners and executives of PT Pertamina (Persero), Indonesia’s state-owned energy company (“Pertamina”), were arrested by Indonesian authorities on February 25, 2025 as part of an investigation into allegations of corruption. The allegations relate to the mismanagement of crude oil and oil refinery products at Pertamina between 2018 and 2023. The investigation by Indonesian authorities is ongoing. Mr. Adrianto serves as a director of PT Navigator Khatulistiwa ("PTNK"), our Indonesian joint venture. The Company has begun taking steps to remove Mr. Adrianto from his position as a director at PTNK. Three unencumbered vessels in our fleet and approximately $38.6 million of cash, which we have determined would currently be recorded as restricted cash, are owned by PTNK. The vessels were previously on time charter to Pertamina for the transportation of liquefied petroleum gas within Indonesia, the last and most recent of which expired by its terms on February 15, 2025.

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

We have entered into agreements to construct the Newbuild Vessels, and we may purchase or order additional vessels from time to time. Delivery of any new vessel on order or under construction could be delayed, not completed or cancelled, which would delay or eliminate our expected receipt of revenues from any employment of any such vessels. The delivery of any acquired vessel or newbuilding with substantial defects could have similar consequences. .

Our receipt of newbuildings (including the Newbuild Vessels) could be delayed because of many factors, including:
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
•our inability to obtain sufficient financing for the purchase of the vessels or to make timely payments; or
•our inability to obtain requisite permits or approvals.

We do not typically carry delay of delivery insurance to cover any losses that are not covered by delay penalties in our construction contracts or any purchase contracts. As a result, if delivery of a vessel is materially delayed, it could adversely affect our business, financial condition and operating results.

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

Due to concern over the risk of climate change, a number of countries and the IMO have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gases from vessel emissions. These regulatory measures may include, among others, adoption of cap and trade regimes, carbon taxes, increased energy efficiency standards and incentives or mandates for renewable energy. Additionally, laws and/or a treaty may be adopted in the future that includes restrictions on shipping emissions. Compliance with changes in laws and regulations relating to climate change could increase our costs of operating and maintaining our vessels, increase the cost of newbuilds, and could require us to make significant financial expenditures that we cannot predict with certainty at this time.

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

In February 2021, the Acting Chair of the SEC issued a statement directing the Division of Corporation Finance to enhance its focus on climate-related disclosure in public Company filings and in March 2021 the SEC announced the creation of a Climate and ESG Task Force in the Division of Enforcement (the “Task Force”). The Task Force’s goal was to develop initiatives to proactively identify ESG-related misconduct consistent with increased investor reliance on climate and ESG-related disclosure and investment. To implement the Task Force’s purpose, the SEC took several enforcement actions and proposed and/or adopted new rules.

For example, on March 21, 2022, the SEC proposed rules that will require all public companies to include extensive climate-related information in their SEC filings. On March 6, 2024, the SEC adopted the long-awaited final rule, The Enhancement and Standardization of Climate-Related Disclosures for Investors, which would require registrants, including foreign private issuers (“FPIs”), to disclose extensive climate-related information in their registration statements and periodic reports (the “Final Rule”). The Final Rule was intended to facilitate the disclosure of “complete and decision-useful information about the impacts of climate-related risks on registrants” and to improve “the consistency, comparability, and reliability of climate-related information for investors". The fate of the Final Rule is uncertain. The Final Rule was challenged and litigation concerning the challenge is pending before the US Court of Appeals for the Eighth Circuit. On February 11, 2025, the Acting Chair of the SEC issued a statement indicating that SEC staff was directed to request the Eighth Circuit to delay scheduling oral arguments on the Final Rule pending a decision by the SEC whether to continue defending the rule.

Although the federal government in the United States has indicated a reversal of previous climate and ESG-related initiatives, regulatory initiatives to impose climate and ESG-reporting requirements have occurred and continue to be expected at the state and international levels and may resurface in the United Stated in the future.

The IMO’s Marine Environment Protection Committee (“MEPC”) has adopted amendments to Annex VI imposing new regulations to reduce greenhouse gas emissions from ships. These amendments introduced requirements to assess and measure the energy efficiency of all ships and set the required attainment values, with the goal of reducing the carbon intensity of international shipping. In an effort to achieve a 40% reduction in carbon emissions by 2023 compared to 2008 as a short term greenhouse gas reduction measure, shipping companies were required to include: (i) a technical requirement to reduce carbon intensity based on a new Energy Efficiency Existing Ship Index (“EEXI”), and (ii) operational carbon intensity reduction requirements, based on a new operational carbon intensity indicator (“CII”). The EEXI is required to be calculated for ships of 400 gross tonnage and above. The IMO and MEPC will calculate “required” EEXI levels based on the vessel’s technical design, such as vessel type, date of creation, size and baseline. Additionally, an “attained” EEXI will be calculated to determine the actual energy efficiency of the vessel. A vessel’s attained EEXI must be less than the vessel’s required EEXI. Non-compliant vessels will have to upgrade their engine to continue to operate. With respect to the CII, the amendments require ships of 5,000 gross tonnage to document and verify their actual annual operational CII achieved against a determined required annual operational CII. The vessel’s attained CII must be lower than its required CII. Vessels that continually receive subpar CII ratings will be required to submit corrective action plans to ensure compliance. MEPC also adopted amendments to MARPOL Annex VI, Appendix IX to include the attained and required CII values, the CII rating and attained EEXI for existing ships in the required information to be submitted to the IMO Ship Fuel Oil Consumption Database. The amendments entered into force on May 1, 2024.

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

Further, at its meeting in July 2023, the IMO adopted the 2023 Strategy on Reduction of GHG Emissions from Ships, which includes an acceleration of the timeline for meeting zero-emission targets from 2100 to 2050 and calls for the MEPC to agree upon and finalize a basket of mid-term GHG reduction measures by 2025 should be finalized and agreed by the Committee by 2025. In furtherance of the 2023 strategy, in October 2024, the IMO announced proposed regulations scheduled for adoption in late 2025 focused on enhancing the energy efficiency of ships. The IMO also is discussing proposals to (i) set a global marine fuel standard providing for a phased reduction of the GHG intensity of marine fuel and (ii) establish a marine greenhouse gas pricing mechanism. In January 2025, the International Chamber of Shipping joined with 47 governments in the submission of proposed language to the IMO for a pricing mechanism that, commencing in 2028, would require shipping companies engaged in international voyages to make contributions to a new “IMO GHG Strategy Implementation Fund” based on annual greenhouse gas emission levels.

Increased focus and activism related to ESG and similar matters may hinder access to capital, as investors and lenders may decide to reallocate capital or not to commit capital as a result of their assessment of a company’s ESG practices. Companies that do not adapt to or comply with investor, lender or other industry shareholder expectations and standards, which are evolving, or which are perceived to have not responded appropriately to ESG issues, regardless of whether there is a legal requirement to do so, may suffer from reputational damage and the business, financial condition or share price of such a company could be materially and adversely affected. Further, in recent years some in the investment community have promoted the divestment of fossil fuel equities and pressured lenders to cease or limit funding to companies engaged in the fossil fuel industry. Such initiatives aimed at decarbonization and limiting climate change could ultimately interfere with our business activities and operations and our access to capital. In addition to such initiatives, ESG matters more generally have been the subject of increased focus by investors, investment funds and other market and industry participants, as well as certain regulators, including in the EU and the U.S., with a growing anti-ESG sentiment also emerging in parts of the U.S.

We align our corporate social responsibility activities around certain of the Sustainable Developments Goals ("SDGs") established by the United Nations. The SDGs cover a range of issues ranging from fulfilling basic human needs by eliminating poverty and hunger to responsible procurement and climate action. We publish an annual ESG Report. Our disclosures on ESG matters, a failure to meet goals we establish or evolving stakeholder expectations for ESG practices and reporting may potentially harm our reputation and impact access to capital, customer or investor relationships, and employee retention. For example, some investors may use third-party benchmarks or scores to measure a company’s ESG practices in making investment decisions and customers and suppliers may evaluate our ESG practices or require that we adopt certain ESG policies as a condition of awarding contracts. As ESG best-practices and reporting standards continue to develop, our costs related to ESG monitoring and reporting and complying with ESG initiatives may increase.

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

There is public concern surrounding the accumulation of plastics in the environment and, as a result, concerning the use of single use plastics more generally. Plastics are derived or manufactured largely from the petrochemical gases that we transport. Such public concern could reduce consumer demand for plastic products and result in laws and regulations restricting the use of plastics, which could limit or reduce the demand and need for petrochemical gases to be transported and could have a significant adverse impact on our business, financial condition, and operating results.

Competition from more technologically advanced liquefied gas carriers could reduce our charter hire income and the value of our vessels.

The charter rates and the value and operational life of a vessel are determined by several factors including the vessel’s efficiency, operational flexibility and physical life. Efficiency includes fuel consumption, speed and the ability to be loaded and discharged quickly. Flexibility includes the ability to enter ports, utilize related docking facilities and pass through canals and straits. The length of a vessel’s physical life is related to the original design and construction, maintenance and the impact of the stress of operations. If new liquefied gas carriers are built that are more energy and environmentally efficient or use alternative fuels for propulsion and, as a result, have greater speed, consume less fuel, or have lower greenhouse gas emissions, or are more flexible or have longer physical lives than our vessels, competition from these more technologically advanced liquefied gas carriers could adversely affect demand for our vessels, the charter rates we receive for our vessels once their current charters are terminated and the resale value of our vessels. As a result, our business, financial condition and operating results could be adversely affected.

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

In October 2019, we entered into a sale and leaseback transaction with respect to one of our vessels, Navigator Aurora¸ with a lessor, OCY Aurora Ltd, which is a special purpose vehicle (“SPV”) and wholly owned subsidiary of Ocean Yield Malta Limited. The SPV was determined to be a variable interest entity (“VIE”). On October 29, 2024, the Company terminated the sale and leaseback transaction provided by OCY Malta Limited, the parent of OCY Aurora Ltd., and acquire full ownership of Navigator Aurora. As of this date OCY Aurora Ltd will no longer be consolidated into our financial statements and the SPV is not deemed the primary beneficiary of the VIE. For additional information, refer to "Note 9. Variable Interest Entities " to our consolidated financial statements. For a description of our current financing arrangements including those of the VIE, please read “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources.” The funding arrangements negotiated by the VIE could adversely affect our financial results.

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

Our continuing ability to finance and refinance our debts and the availability and access to the debt and equity capital markets may be limited.

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

We are a holding company and our subsidiaries conduct all of our operations and own all of our operating assets. We have no significant assets other than the equity interests in our subsidiaries. As a result, our ability to satisfy our financial obligations and pay dividends to our shareholders depends on our subsidiaries and their ability to distribute funds to us. The ability of a subsidiary to make these distributions could be affected by a claim or other action by a third-party, including a creditor, or by the Republic of the Marshall Islands law, which regulates the payment of dividends and distributions by entities formed thereunder.

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

We may issue additional shares of common stock or other equity or equity-linked securities without the approval of our shareholders, subject to certain limited approval requirements of the NYSE.Among other things, although we do not currently intend to issue any new shares of common stock to finance the Newbuild Vessels or the Purchased Vessels, we may finance all or a portion of the acquisition price of any future vessels, that we agree to purchase or build, or any other acquisitions, through the issuance of additional shares of common stock. Our amended and restated articles of incorporation, which became effective on November 5, 2013, authorize us to issue up to 400,000,000 shares of common stock, of which 69,397,648 shares were outstanding as of December 31, 2024. We have repurchased 136,295 shares between December 31, 2024 and March 25, 2025, resulting in 69,261,353 shares outstanding as of March 25, 2025. The issuance by us of additional shares of common stock or other equity or equity-linked securities of equal or senior rank will have the following effects:
•our shareholders’ proportionate ownership interest in us will decrease;
•the relative voting strength of each previously outstanding share may be diminished; and
•the market price of the common stock may decline.

Future sales of our common stock could cause the market price of our common stock to decline.

Sales of a substantial number of our shares of common stock in the public market, or the perception that these sales could occur, may depress the market price for our common stock. These sales could also impair our ability to raise additional capital through the sale of our equity securities in the future. BW Group and Ultranav International ApS, a wholly owned subsidiary of Naviera Ultranav Dos Limitada (“Ultranav”), our principal shareholders, owned 21.5% and 30.5% of our common stock respectively, as of March 25, 2025. In the future, BW Group or Ultranav may elect to sell large numbers of shares which may adversely affect the market price of our common stock.

BW Group and an affiliate of Ultranav, collectively, own an aggregate of approximately 52.0% of our common stock. Each may exert considerable influence on, and together they could control, actions requiring a shareholder vote, including any proposed business combination, potentially in a manner at a time, at a price or on other terms and conditions that our other shareholders do not otherwise support or is undesirable, and they could acquire additional shares of our common stock, further reducing liquidity in the market for our common stock.

BW Group and Ultranav, collectively, own an aggregate of approximately 52.0% of our common stock (approximately 21.5% and 30.5% respectively, as of March 25, 2025). Accordingly, individually, such shareholders may exert considerable influence on actions requiring a shareholder vote and, collectively, they could control all or nearly all such actions. The interests of these principal shareholders may be different from your interests. They may vote in favor of, for instance, a proposed business combination (or in favor of any corporate action requiring a shareholder vote) potentially in a manner, at a time, at a price, or on other terms and conditions that our other shareholders do not otherwise support or are undesirable. Further, while we are not aware of any agreement or intention of BW Group and Ultranav to vote together on the shares of our common stock owned by them on any matter on which our shareholders are entitled to vote, there is no assurance that such agreement or intention will not be reached in the future (in which case, their combined voting power would enable them to control all or nearly all such matters). We have entered into an investor rights agreement with each of BW Group and Ultranav, which provides, among other things, each of BW Group and Ultranav with the right to designate two members of the board of directors of Navigator (provided that they maintain certain ownership levels in us) and with certain registration rights and informational rights.

If either BW Group or Ultranav were to acquire additional shares of our common stock, it would further reduce liquidity in the market for our common stock, as well as further increase their respective influence and their collective control.

We have recently declared quarterly dividends but we can give no assurance that dividends will be paid in the future in any amount or at all.

While we have recently declared and paid quarterly dividends in line with our Return of Capital Policy, we are not required to pay dividends and any determination to pay dividends and the timing and amount of any such dividend in the future will be at the discretion of our board of directors and will depend on, among other things, business conditions, our financial condition and results of operations, liquidity, profits, capital expenditures and commitments, market prospects, investment opportunities, the provisions of Marshall Islands law affecting the payment of dividends to shareholders, and the terms and restrictions of our existing and future credit facilities, other debt agreements and other contractual restrictions. Holders of our common stock are entitled to receive only such dividends as our board of directors may declare out of funds legally available for such payments. The Republic of Marshall Islands laws generally prohibit the payment of dividends other than from surplus or while a company is insolvent or would be rendered insolvent by the payment of such a dividend. We may not have sufficient surplus (or otherwise be in compliance with relevant entity laws with respect to dividends and distributions) in the future to allow us to pay dividends to our common stockholders and our subsidiaries may not have sufficient funds or surplus to make distributions to us.

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

We are a Marshall Islands corporation, and a substantial portion of our assets and several of our executive offices are located outside of the United States. A majority of our directors and officers are non-residents of the United States, and all or a substantial portion of the assets of these non-residents are located outside of the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States if you believe that your rights have been infringed under securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Republic of the Marshall Islands and of other jurisdictions may prevent or restrict you from enforcing a judgment against our assets or the assets of our directors and officers for these types of actions.

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

Tax Risks

In addition to the following risk factors, please read “Item 4—Information on the Company—Business Overview—Taxation of the Company” and “Item 10—Additional Information—Taxation” for a more complete discussion of the expected material U.S. federal income tax considerations and non-U.S. income tax considerations relating to us and the ownership and disposition of our common stock.

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

Moreover, tax laws, regulations and administrative practices in the jurisdictions in which we or our subsidiaries are organized or operate may be subject to significant change. For example, the United States enacted the Inflation Reduction Act (the “IRA”) on August 16, 2022. The IRA imposes, among other things, a 15% corporate alternative minimum tax on the adjusted financial statement income of certain taxpayers and a 1% excise tax on certain corporate stock repurchases occurring after December 31, 2024.

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

Under the Code, “U.S. source gross transportation income” (as defined below) of a non-U.S. corporation is generally subject to a 4% U.S. federal income tax without allowance for deductions, unless an exemption from tax applies under a tax treaty or Section 883 of the Code and the Treasury Regulations promulgated thereunder. U.S. source gross transportation income consists of 50% of the gross shipping income of a vessel owning or chartering corporation, such as ourselves, that is attributable to transportation that either begins or ends, but that does not both begin and end, in the United States.

If a non-U.S. corporation satisfies the requirements of Section 883 of the Code and the Treasury Regulations thereunder, it will not be subject to the 4% U.S. federal income tax referenced above on its U.S. source gross transportation income. The Section 883 exemption does not apply to income attributable to transportation that both begins and ends in the United States.

We believe that with respect to the operation of our vessels, we satisfied the requirements to qualify for an exemption from U.S. tax on our U.S. source gross transportation income imposed by Section 883 of the Code for 2024, we expect that we will be able to satisfy those requirements for 2025 and future taxable years, and we expect to take this position for U.S. federal income tax reporting purposes. However there are factual circumstances, some of which are beyond our control, that could cause us to lose the benefit of this exemption. As a result, there can be no assurance that we will qualify for this exemption for the current or any future year. If we fail to qualify for this exemption in any taxable year, U.S. source gross transportation income earned by us and our subsidiaries will generally be subject to a 4% U.S. federal income tax and would adversely impact our business and financial results. For a more detailed discussion of Section 883 of the Code, the rules relating to exemptions under Section 883 and our ability to qualify for an exemption, please read “Item 4—Information on the Company—Business Overview—Taxation of the Company—U.S. Taxation”.

In addition to our U.S. source gross transportation income, we expect to generate U.S. taxable income as a result of the operations of our Ethylene Export Terminal. Our U.S. subsidiary that owns our interest in the Ethylene Export Terminal generally will be subject to U.S. federal income tax (generally at a rate of 21%) on its 50% share of any net income from the Ethylene Export Terminal, and U.S. withholding tax rules will apply to dividends paid by such U.S. subsidiary to its shareholder.

Item 4.	Information on the Company

A.	History and Development of the Company
General

Navigator Holdings Ltd., which is also commercially known as Navigator Gas, was formed in 1997 as an Isle of Man public limited company for the original purpose of building and operating a fleet of five semi-refrigerated, ethylene-capable liquefied gas carriers. In March 2008, we redomiciled as a corporation in the Republic of the Marshall Islands and we maintain our principal executive offices at 10 Bressenden Place, London, SW1E 5DH, United Kingdom. Our telephone number at that address is +44 20 7340 4850. Our agent for service of process in the United States is Puglisi & Associates and its address is 850 Library Avenue, Suite 204, Newark, Delaware, 19711.

In November 2013, we completed our initial public offering of 13,800,000 shares of our common stock, comprising 9,030,000 new shares of common stock and certain selling shareholders offered 4,770,000 shares of common stock.

In August 2021, we issued 21,202,671 shares of our common stock to Naviera Ultranav Limitada as consideration for the acquisition of the fleet and businesses of Ultragas ApS (“Ultragas” and such transaction, the “Ultragas Transaction”). As of December 31, 2024, we had 69,397,648 shares of our common stock outstanding. Please see “Item 7—Major Shareholders and Related Party Transactions.”

We currently own and operate 59 liquefied gas carriers, including the world's largest fleet of handysize liquefied gas carriers. We also own a 50% share in an ethylene export marine terminal at Morgan’s Point, Texas (the “Ethylene Export Terminal”) through a joint venture (the "Export Terminal Joint Venture"). We, together with Enterprise Products Partners L.P, our joint venture partner, agreed to invest in an expansion of the Ethylene Export Terminal (the “Terminal Expansion Project”). The Terminal Expansion Project increased the export capacity from approximately one million tons of ethylene per annum to at least 1.55 million tons per annum. The Terminal Expansion Project is complete and came into service on December 19, 2024. Two new multi-year offtake contracts related to the Terminal Expansion Project have been signed, and we continue to expect that additional capacity will be contracted throughout 2025.

In June 2024, the Company closed a secondary public offering of a total of 7.0 million shares of common stock held by BW Group, as the selling shareholder, at a public offering price of $15.00 per share. The Company did not offer any of its shares of common stock in the offering and did not receive any proceeds from the sale of its common stock by the selling shareholder in the offering. In addition, concurrently with the closing of the offering, the Company purchased from the underwriters 3,500,000 of the shares of common stock offered by BW Group in the offering, at a price per share of $14.52, which was equal to the price per share paid by the underwriters to the selling shareholder in the offering.

The Company continues to consider the potential change in its corporate domicile from the Marshall Islands to England and Wales (the “Company Redomiciliation”). As part of the Company Redomiciliation, the Company would likely change the corporate domicile of certain of its subsidiaries to England and Wales and/or Denmark (the “Subsidiary Redomiciliations” and, together with the Company Redomiciliation, the “Redomiciliations”). The Company expects that the potential Redomiciliations would better align the Company’s corporate structure with its current and future business activities and financing plans. Although we have taken certain preliminary steps in connection with the potential Redomiciliations, our Board of Directors (the “Board”) has not yet determined that we should complete the Redomiciliations. When and if the Board makes such a determination, it would present certain aspects of the Redomiciliations to the Company’s shareholders for approval. At this time we cannot predict when or if the Board will make a final determination to complete the Redomiciliations. If the Redomiciliations are ultimately completed, we do not expect that the Redomiciliations will have a material impact on our employees, our day-to-day business and operations or our services to customers. Nothing in this annual report should be construed as an offer to sell, or the solicitation of an offer to buy, any securities in connection with the potential Redomiciliations, nor an agreement or promise that any Redomiciliation will occur, nor is it a solicitation of any vote, consent or approval in connection with the potential Redomiciliations.

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
On December 31, 2024 we were the owner and operator of 56 liquefied gas carriers, which includes the world’s largest fleet of handysize liquefied gas carriers. We also own a 50% share in an ethylene export marine terminal at Morgan’s Point, Texas on the Houston Ship Channel (the “Ethylene Export Terminal”) through a joint venture (the “Export Terminal Joint Venture”).

Our liquefied gas carrier fleet currently consists of 42 semi- or fully-refrigerated handysize liquefied gas carriers, which we define as those with capabilities between 15,000 and 24,999 cubic meters, or “cbm”; we have five larger 37,300 – 38,000 cbm midsize liquefied gas carriers; five 12,000 cbm ethylene carriers and four smaller 3,770 –9,000 cbm semi-refrigerated liquefied gas carriers. Of our total fleet of 56 liquefied gas carriers, 25 are also ethylene or ethane capable.

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

On August 23, 2024, the Company entered into contracts for the Original Newbuild Vessels. As part of the agreements made on August 23, 2024, the Company had an option for two Additional Newbuild Vessels of the same specification and price. On November 21, 2024 the Company exercised the option and entered into contracts to build two Additional Newbuild Vessels. The Newbuild Vessels are scheduled to be delivered to the Company in March 2027, July 2027, November 2027 and January 2028 respectively, at an average shipyard price of $102.9 million per vessel. The Newbuild Vessels will be able to carry a wide variety of gas products, ranging from complex petrochemical gases, such as ethylene and ethane, to LPG and clean ammonia. The Newbuild Vessels will be fitted with dual-fuel engines for ethane, a low-carbon intensity transitional fuel, and made retrofit-ready for using ammonia as a fuel in the near future. Additionally, the Newbuild Vessels will be capable of transiting through both the former and the new Panama Canal locks, providing enhanced flexibility.

On January 7, 2025, the Company entered into an agreement to acquire three German-built 17,000 cubic meter capacity, ethylene-capable liquefied gas vessels (the "Purchased Vessels"). On February 19, 2025, the Company acquired the first of the three Purchased Vessels, now renamed Navigator Hyperion for $27.4 million. On February 24, 2025, the Company acquired the second of the Purchased Vessels, now renamed Navigator Titan for $27.4 million. On March 17, 2025, the Company acquired the third of the Purchased Vessels, now renamed Navigator Vesta, for $29.2 million.

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

On September 30, 2022, the Company entered into the Navigator Greater Bay Joint Venture with Greater Bay Gas for the purpose of acquiring a total of five ethylene vessels. The Navigator Greater Bay Joint Venture is owned 60% by the Company and 40% by Greater Bay Gas and is fully consolidated. The Navigator Greater Bay Joint Venture completed the acquisition of two 17,000 cbm, 2018-built ethylene capable liquefied gas carriers, Navigator Luna and Navigator Solar and three 22,000 cbm, 2019-built ethylene capable liquefied gas carriers, Navigator Castor, Navigator Equator and Navigator Vega . All five vessels are currently commercially managed by our wholly-owned subsidiary, NGT Services (U.K.) Limited and are technically managed by the third party, PG Shipmanagement based in Singapore.

Our Business Strategies

We identify around six core functional areas:

Safety and Crewing

Building on a solid track record for safety and operational excellence, we continually assess and improve our safety culture. This work is underpinned by our safety culture program, ‘WeCare’, which operates across all our vessels and shore locations.

Corporate Governance

The organization has changed shape over the last two years, and a focus has been placed on improving Board independence and diversifying our Board composition. This includes forming an ESG board sub-committee and achieving greater diversity on our board.

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

Commercial

We intend to maintain our market-leading position in the transportation of LPG, petrochemicals and ammonia, and to work towards capturing growth in emerging supply chains and markets. Potential synergies exist in creating a closer link between our floating assets and our terminal, providing an integrated solution to our clients, and opening additional revenue streams. We will continue to place ourselves firmly on the path towards decarbonizing our operations and by collaborating with our clients and partners we aim to facilitate a green supply chain, positively impacting both the environment and society around us.

Financing

We seek to maintain a strong balance sheet by managing our leverage and, in the future, by financing our growth with a balanced mix of cash, bank debt, bond and other financings, and equity.

Our Fleet
The following table lists our 59 vessels as of March 25, 2025:

Operating Vessel	Year Built	Vessel Size (cbm)	Employment Status	Current Cargo	Time Charter Expiration Date
Ethylene/ethane capable semi-refrigerated midsize
Navigator Aurora	2016	37,300	Time Charter	Ethane	December 2026
Navigator Eclipse	2016	37,300	Time Charter	Ethane	March 2026
Navigator Nova	2017	37,300	Time Charter	Ethane	September 2026
Navigator Prominence	2017	37,300	Time Charter	Ethane	March 2026

Ethylene/ethane capable semi-refrigerated handysize
Navigator Pluto	2000	22,085	Spot Market	Ethane	—
Navigator Saturn	2000	22,085	Spot Market	Ethane	—
Navigator Venus	2000	22,085	Spot Market	Ethane	—
Navigator Atlas	2014	21,000	Spot Market	Ethane	—
Navigator Europa	2014	21,000	Time Charter	Ethane	January 2026
Navigator Oberon	2014	21,000	Spot Market	Ethylene	—
Navigator Triton	2015	21,000	Spot Market	Ethane	—
Navigator Umbrio	2015	21,000	Time Charter	Ethane	January 2026
Navigator Luna	2018	17,000	Spot Market	Ethane	—
Navigator Solar	2018	17,000	Time Charter	Ethylene	March 2027
Navigator Castor	2019	22,000	Spot Market	Ethylene	—
Navigator Equator	2019	22,000	Spot Market	Ethane	—
Navigator Vega	2019	22,000	Spot Market	Ethylene	—
Navigator Hyperion	2010	17,300	Spot Market	—	—
Navigator Vesta	2010	17,300	Spot Market	—	—
Navigator Titan	2010	17,300	Spot Market	—	—

Ethylene/ethane capable semi-refrigerated smaller size
Happy Condor*	2008	9,000	Unigas Pool	—	—
Happy Pelican*	2012	6,800	Unigas Pool	—	—
Happy Penguin*	2013	6,800	Unigas Pool	—	—
Happy Kestrel*	2013	12,000	Unigas Pool	—	—
Happy Osprey*	2013	12,000	Unigas Pool	—	—
Happy Peregrine*	2014	12,000	Unigas Pool	—	—
Happy Albatross*	2015	12,000	Unigas Pool	—	—
Happy Avocet*	2017	12,000	Unigas Pool	—	—

Semi-refrigerated handysize
Navigator Aries	2008	20,750	Spot Market	LPG	—
Navigator Capricorn	2008	20,750	Time Charter	LPG	November 2025
Navigator Gemini	2009	20,750	Time Charter	LPG	July 2025
Navigator Pegasus	2009	22,200	Time Charter	LPG	August 2025
Navigator Phoenix	2009	22,200	Time Charter	Ammonia	November 2025
Navigator Scorpio	2009	20,750	Time Charter	LPG	January 2026
Navigator Taurus	2009	20,750	Time Charter	LPG	April 2025
Navigator Virgo	2009	20,750	Time Charter	LPG	April 2025
Navigator Leo	2011	20,600	Spot Market	LPG	—
Navigator Libra	2012	20,600	Time Charter	LPG	April 2025

Operating Vessel	Year Built	Vessel Size (cbm)	Employment Status	Current Cargo	Time Charter Expiration Date
Navigator Atlantic (formerly the Atlantic Gas)	2014	22,000	Time Charter	LPG	April 2025
Adriatic Gas	2015	22,000	Time Charter	LPG	December 2025
Navigator Balearic (formerly the Balearic Gas)	2015	22,000	Time Charter	LPG	January 2026
Navigator Celtic (formerly the Celtic Gas)	2015	22,000	Spot Market	LPG	—
Navigator Centauri	2015	21,000	Time Charter	LPG	May 2025
Navigator Ceres	2015	21,000	Time Charter	LPG	June 2025
Navigator Ceto	2016	21,000	Time Charter	LPG	May 2025
Navigator Copernico	2016	21,000	Time Charter	LPG	May 2025
Bering Gas	2016	22,000	Spot Market	LPG	—
Navigator Luga	2017	22,000	Time Charter	LPG	December 2025
Navigator Yauza	2017	22,000	Time Charter	Ammonia	July 2025
Arctic Gas	2017	22,000	Spot Market	LPG	—
Pacific Gas	2017	22,000	Time Charter	LPG	November 2025

Semi-refrigerated smaller size
Happy Falcon*	2002	3,770	Unigas Pool	—	—

Fully-refrigerated
Navigator Glory	2010	22,500	Time Charter	Ammonia	June 2025
Navigator Grace	2010	22,500	Time Charter	Ammonia	March 2025
Navigator Galaxy	2011	22,500	Time Charter	Ammonia	December 2025
Navigator Genesis	2011	22,500	Spot Market	LPG	—
Navigator Global	2011	22,500	Spot Market	Ammonia	—
Navigator Gusto	2011	22,500	Time Charter	Ammonia	March 2025
Navigator Jorf	2017	38,000	Time Charter	Ammonia	August 2027

* denotes our owned vessels that operate within the independent commercially managed Unigas Pool

Navigator Aries was chartered to Pertamina, the Indonesian state-owned producer of hydrocarbons and this vessel, together with Navigator Pluto and Navigator Global, are owned by PT Navigator Khatulistiwa, an Indonesian limited liability company, or “PTNK”. Operations in Indonesia are subject, among other things, to the Indonesian Shipping Act. That law generally provides that in order for certain vessels involved in Indonesian cabotage to obtain the requested licenses, the owners must either be wholly Indonesian owned or have a majority Indonesian shareholding. PTNK is a joint venture of which 49% of the voting and dividend rights are owned by our wholly owned subsidiary, and 51% of such rights are owned by Indonesian limited liability companies. The joint venture agreement for PTNK provides that certain actions relating to the joint venture or the vessels require the prior written approval of our subsidiary, which may be withheld only on reasonable grounds and in good faith. PTNK is accounted for as a fully consolidated VIE in our consolidated financial statements.

Navigator Luna, Navigator Solar, Navigator Castor and Navigator Equator are owned by the Navigator Greater Bay Joint Venture. The Joint Venture is owned 60% by us and 40% by Greater Bay Gas. The Navigator Greater Bay Joint Venture is accounted for as a consolidated subsidiary in our consolidated financial statements, with the 40% owned by Greater Bay Gas accounted for as a minority interest.

The average monthly TCE rate for our vessels operating in 2024 was approximately $876,777 per calendar month ($28,826 per day) (2023: $817,782 per calendar month or $26,886 per day). Our monthly TCE range in 2024 ranged between $600,000 to $1,250,000. The TCE rates are the gross monthly charter rates before deduction of any address and brokerage commissions payable to charterers and shipbrokers respectively. Address and brokerage commissions typically range between 1.25% and 2.5% of the gross monthly charter rate.

Our Customers

We provide seaborne transportation and distribution services for LPG, ethane, ethylene, petrochemical gases and ammonia to:
•Major Oil and Gas Companies, such as ExxonMobil, ENI, BP, Shell and Phillips 66; Sonatrach, the national oil and gas company of Algeria and its shipping company Hyproc; and PETRONAS, the state-owned oil and gas company of Malaysia;
•Chemical Companies, such as SABIC and Aramco, multi-national chemical manufacturing corporations based in Saudi Arabia; OCP, a world leading fertilizer producer and ammonia importer; BASF, INEOS, Borealis and Yara Clean Ammonia Switzerland, all leading multi-national chemical corporations; Braskem, a Brazilian petrochemical manufacturer; Asia Chemical Trading Pte and Zhejiang Satellite Petrochemical, both large Chinese chemical producers; and
•Energy Trading Companies, such as Mitsubishi International Corporation, Marubeni and Mitsui, all major commodities, finance and investment conglomerates; Kolmar, Vinmar and BGN, international commodity trading companies; Geogas and Petredec, LPG trading companies; Trafigura Limited an international commodities trading and logistics company; Vitol Group, an independent energy trading company; and Trammo, a leading international merchandising and trading company.

We derived a significant portion of our revenues from a limited number of customers. One of our charterers contributed approximately 12.4% or $63.3 million of our total operating revenues during the year ended December 31, 2024. Whereas our top three charterers contributed between 7.8% and 12.1% each, and in aggregate 29.9% or approximately $153.0 million of our total operating revenues during the year ended December 31, 2024.

During 2023, one of our charterers contributed approximately 10.1% or $49.7 million. Whereas our top three charterers contributed between 7.0% and 10.0% each, and in aggregate 25.0% or approximately $122.6 million for the year ended December 31, 2023. Our top three customers accounted for between 8% to 10% each, and in aggregate, 26.5% of our consolidated revenues during the year ended December 31, 2022, equivalent to $108.4 million of our total operating revenues.

The loss of any significant customer or a substantial decline in the number of services requested by a significant customer, or the inability of a significant customer to pay for our services, could have a material adverse effect on our business, financial condition, and results of operations.

Vessel Employment

Our chartering strategy is to combine both short and long-term time charters and COAs and voyage charters, as well as employing our smaller vessels through the Unigas Pool. As of December 31, 2024, we owned 56 vessels, of which 32 were employed under time charters, 14 were employed in the spot market, one was employed under a contract of affreightment and nine were independently commercially managed through the Unigas Pool.

Our voyage charters during 2024 remained focused on the seaborne transportation of petrochemicals, particularly ethylene and ethane. Our flexible, semi-refrigerated vessels are highly versatile in that they, unlike fully-refrigerated vessels, can accommodate petrochemicals, LPG and ammonia at ambient as well as fully-refrigerated temperatures.
The amount of ethane and ethylene carried across spot and time charter tonnage remained stable at 1,153,025 metric tons in 2023 compared to 1,146,259 metric tons in 2024. Ethylene and ethane are highly specialized gases that require sophisticated ethylene/ethane-capable tonnage to transport. We currently own 31 ethane/ethylene-capable gas carriers on the water, one of the largest fleets of such vessels.

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

Voyage Charter/Contract of Affreightment (“COA”)

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

Commercial Management of the Fleet

We perform commercial management of 50 of our current vessels in-house through our wholly-owned subsidiary, Navigator Gas L.L.C., under the terms of individual management contracts between Navigator Gas L.L.C. and each of our vessel-owning subsidiaries. Commercial management includes all chartering services for our vessels and is provided by the Company’s wholly-owned subsidiaries, NGT Services (UK) Limited, as agent for commercial services and Navigator Gas Denmark ApS.

In addition, Navigator Gas Denmark ApS, has entered into bareboat contracts for 16 of our vessels with our vessel-owning subsidiaries. We perform commercial management for seven of these vessels in-house and nine are independently commercially managed by the Unigas Pool.

In 2020, we formed the Luna Pool which focused on the transportation of ethylene and ethane to meet the growing demands of our customers. The Luna Pool was dissolved on November 30, 2024. All of the external vessels that were previously in the Luna Pool Collaborative arrangement are owned through the Greater Bay Joint Venture, individually commercially managed by our wholly-owned subsidiary, NGT Services (U.K.) Limited and technically managed by the third party, PG Shipmanagement based in Singapore.

Technical Management of the Fleet

We outsource the technical management for 20 vessels in our fleet to Northern Marine Manning Services ("NMM") and Pacific Gas Shipmanagement ("PGS"), third-party technical management companies, under terms based on standard BIMCO ship management agreements, or the “technical management agreements.” We refer to NMM and PGS herein as our “technical managers.” We currently provide in-house technical management for 39 of our 59 current vessels through our wholly owned subsidiaries, Navigator Gas Shipmanagement Ltd and Navigator Ship Management (Denmark) ApS. By managing some of our vessels in-house, we intend to seek opportunities to gain greater control over the management of our vessels and enhance safety, risk management, customer service, reliability and build strong relationships with our charterers. Please see “Item 3—Key Information—Risk Factors—Risks Related to Our Business”.

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
Fees and Expenses. As consideration for providing us with both technical and crewing management for our fleet, our third-party technical managers currently receive a management fee of approximately $0.2 million per vessel per year, payable in equal monthly installments in advance. We also pay for any expenses incurred in connection with operating our vessels.

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
Term and Termination Rights.The ship management agreements automatically renew on their termination dates unless terminated by either party giving two or three months’ prior written notice. Our technical managers may also terminate any of the ship management agreements immediately upon written notice to us if:

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

Crewing

We have entered into crew management agreements with our outsourced technical managers for 20 of our 59 vessels and we provide crew management services in-house for 39 of our vessels through our wholly owned subsidiary, Navigator Shipmanagement (Denmark) ApS. Under the terms of the crew management agreements, we or our technical managers are responsible for arranging crews for our fleet and are required to, among other things:
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

We believe that the crewing arrangements ensure that our vessels are crewed with qualified and competent seafarers that have the licenses required by international regulations and conventions. As of December 31, 2024, our vessels were crewed by approximately 1,800 seagoing staff.

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
Hull and Machinery. We carry “hull and machinery” insurance for each of our vessels, which insures against the risk of an actual or constructive total loss of our vessels. Hull and machinery insurance also covers damage to mechanical equipment on board and loss of, or damage to a vessel due to marine perils such as collisions, grounding, and weather. Each vessel in our existing fleet has insurance for a total amount greater than what we believe to be its fair market value, with a deductible of $0.15 million per incident or claim.
War Risks Insurance. We also carry insurance policies covering war risks. Each vessel in our existing fleet has insurance for a total amount greater than what we believe to be its fair market value, with no deductible. When our vessels travel into certain hostile regions, we are required to notify our war risk insurance carrier and may incur an additional premium. These additional premiums negotiated with insurers along with the annual premiums once a year and the cost is typically borne by the charterers, either by including it in the freight or by rebilling it to them accordingly.
Protection and Indemnity Insurance Associations. We purchase “protection and indemnity” insurance (“P&I”) for each of the vessels in our existing fleet to protect against most of the accident-related risks originating from the conduct of our business. Protection and indemnity insurance is provided by mutual protection and indemnity associations, or “P&I Clubs,” and covers our third-party liabilities in connection with our shipping activities. This includes third-party liability and other expenses related to injury or death of our crew, passengers and other third parties, loss of or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances, and salvage, towing and other related costs, including wreck removal. Each of the vessels in our fleet is entered in either the NorthStandard or Steamship Mutual clubs, both of which are members of The International Group of P&I Clubs, (“the IG”).

NorthStandard and Steamship Mutual each insure in excess of 100 million gross tons of shipping from all parts of the world and from most sectors of the shipping industry. Each IG Club retains the first $10 million and the IG then jointly shares all claims between $10 million and $100 million under a pooling agreement. Thereafter, the IG has structured a unique reinsurance placement in numerous layers, among others with the participation of the IG‘s own captive (Hydra), and up to a limit of $2.1 billion. Catastrophic oil spills carry a limit of $3.1 billion, while claims in excess of $3.1 billion are then returned to their respective P&I Clubs.

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
Risk Management. To assess and mitigate risk we use computer based risk assessment tools, root cause analysis programs, planned and condition based maintenance programs, seafarers competence training programs, computer based training modules, seafarers workshops and seminars, as well as membership of emergency response organizations.

Environmental and Other Regulation
General. Governmental and international agencies extensively regulate the ownership and operation of our vessels. These regulations include international conventions and national, state and local laws and regulations in the countries where our vessels now or, in the future, will operate or where our vessels are registered. We cannot predict the ultimate cost of complying with these regulations or the impact that these regulations will have on the resale value or useful lives of our vessels. Various governmental and quasi-governmental agencies require us to obtain permits, licenses and certificates for the operation of our vessels.

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
International Maritime Regulations. The IMO is the United Nations’ agency that provides international regulations governing shipping and international maritime trade. The requirements contained in the ISM Code, promulgated by the IMO, govern our operations. Among other requirements, the ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a policy for safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and also describing procedures for responding to emergencies. We and our ship managers each hold a Document of Compliance under the ISM Code for operation of Gas Carriers. In 2017, the IMO’s Maritime Safety Committee (“MSC”) adopted Resolution MSC.428(98), Maritime Cyber Risk Management in Safety Management Systems, embracing guidelines on maritime cyber risk management approved by the MSC. This resolution affirmed the MSC’s view that the ISM Code requires mitigation of cyber risk as part of the safety management system, and effectively requires that a vessel’s safety management system account for cyber risks in compliance with the ISM Code.

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
Air Emissions. The International Convention for the Prevention of Marine Pollution from Ships, or “MARPOL,” is the principal international convention negotiated by the IMO governing marine pollution prevention and response. MARPOL imposes environmental standards on the shipping industry relating to oil spills, management of garbage, the handling and disposal of noxious liquids, sewage and air emissions.

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

MARPOL 73/78 Annex VI “Regulations for the Prevention of Air Pollution,” or “Annex VI,” entered into force on May 19, 2005, and applies to all ships, fixed and floating drilling rigs and other floating platforms. Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from ship exhausts, emissions of volatile compounds from cargo tanks, incineration of specific substances, and prohibits deliberate emissions of ozone depleting substances. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for emission control areas (“ECAs”) to be established with more stringent controls on sulfur emissions. The certification requirements for Annex VI depend on size of the vessel and time of periodic classification survey. Ships with a displacement of more than 400 gross tons and engaged in international voyages involving countries that have ratified the conventions, or ships flying the flag of those countries, are required to have an International Air Pollution Certificate, or an “IAPP Certificate.” Annex VI came into force in the United States on January 8, 2009. As of December 31, 2024, all our ships have been issued IAPP Certificates.

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

The first-phase fuel standard for sulfur in the North American ECA went into effect in 2012, and the second phase began in 2015. Further, on July 15, 2011, the IMO designated waters around Puerto Rico and the U.S. Virgin Islands as an ECA. The first-phase fuel standard for sulfur in the U.S. Caribbean ECA went into effect in 2014, and the second phase began in 2015. Beginning in 2016, stringent engine standards for nitrogen oxide became effective in both the North American ECA and the U.S. Caribbean ECA. U.S. air emissions standards have incorporated these amended Annex VI requirements. China has designated three ECAs at the Pearl River Delta, the Yangtze River Delta, and Bohai Bay. Beginning January 1, 2019, vessels operating within these areas were required to use fuels with no more than 0.5% sulfur. In December 2022, the IMO’s MEPC adopted amendments to MARPOL Annex VI establishing a Mediterranean ECA for sulfur that enters into force on May 1, 2024, with a 12-month grace period. As a result, effective May 1, 2025, the fuels of vessels in the Mediterranean ECA will need to meet the more stringent 0.1% sulfur limit. On October 4, 2024, the MEPC adopted amendments to MARPOL Annex VI establishing a Canadian Arctic ECA and a Norwegian Sea ECA anticipated to enter into force on March 1, 2026, and would require ships in these new ECAs to meet the lower sulfur limit. Additional or new conventions, laws, and regulations may be adopted that could require the installation of expensive emission control systems.
Ballast Water Management Convention. The IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments, or the “BWM Convention,” in February 2004. The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with a requirement for mandatory ballast water treatment. The BWM Convention entered into force on September 8, 2017; however IMO later decided to postpone the compliance date for existing vessels by 2 years, i.e. until the first renewal survey following September 8, 2019. Although the United States has not ratified the BWM Convention, it has implemented ballast water management requirements. As referenced below, the U.S. Coast Guard issued ballast water management rules on March 23, 2012, and the U.S. Environmental Protection Agency, or “EPA,” issued a five year Vessel General Permit (VGP) in March 2013 that contains numeric technology-based ballast water effluent limitations. The VGP program is in the process of being phased out and replaced with National Standards of Performance (NSPs) to be developed by the EPA and implemented and enforced by the U.S. Coast Guard. The 2013 VGP remains in effect pending such transition to NSPs. Except for one vessel, which has dispensation from the U.S. Coast Guard until the vessel's next dry dock, all our vessels have fully approved BWTS installed and commissioned.
Bunker Convention/CLC State Certificate. The International Convention on Civil Liability for Bunker Oil Pollution 2001, or the “Bunker Convention,” entered into force in State Parties to the Convention on November 21, 2008. The Bunker Convention imposes liability on the ship owner and requires the ship owner to pay compensation for pollution damage (including the cost of preventive measures) caused in the territory, including the territorial sea of a State Party, as well as its economic zone or equivalent area. Registered owners of any sea going vessel and seaborne craft over 1,000 gross tonnage, of any type whatsoever, and registered in a State Party, or entering or leaving a port in the territory of a State Party, to maintain insurance that meets the requirements of the Bunker Convention, and to obtain a certificate issued by a State Party attesting that such insurance is in force. The State issued certificate must be carried on-board at all times.

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
Anti-Fouling Requirements. Anti-fouling systems, such as paint or surface treatment, are used to coat the bottom of vessels to prevent the attachment of molluscs and other sea life to the hulls of vessels. In 2001, the IMO adopted the International Convention on the Control of Harmful Anti-fouling Systems on ships, or the “Anti-fouling Convention.” The Anti-fouling Convention, which entered into force on September 17, 2008, prohibits the use of organotin compound coatings in anti-fouling systems after September 1, 2003. Vessels of over 400 gross tons engaged in international voyages must obtain an International Anti-fouling System Certificate and undergo a survey before the vessel is put into service or when the anti-fouling systems are altered or replaced. We have obtained Anti-fouling System Certificates for all of our vessels and we do not believe that maintaining such certificates will have an adverse financial impact on the operation of our vessels.
Compliance Enforcement. The flag state, as defined by the United Nations Convention on Law of the Sea, has overall responsibility for the implementation and enforcement of international maritime regulations for all ships granted the right to fly its flag. The “Shipping Industry Guidelines on Flag State Performance” evaluates flag states based on factors such as sufficiency of infrastructure, ratification of international maritime treaties, implementation and enforcement of international maritime regulations, supervision of surveys, casualty investigations, and participation at IMO meetings. As of January 2016, auditing of flag states that are parties to the SOLAS convention is mandatory and are conducted under the IMO Instruments Implementation Code (III Code), which guides the implementation and enforcement of IMO policies by flag states. These audits may lead the various flag states to be more aggressive in their enforcement, which may in turn lead us to incur additional costs.

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
U.S. Environmental Regulation of Our Vessels. Our vessels operating in U.S. waters now or in the future will be subject to various federal, state and local laws and regulations relating to protection of the environment. In some cases, these laws and regulations require us to obtain governmental permits and authorizations before we may conduct certain activities. These environmental laws and regulations may impose substantial penalties for noncompliance and substantial liabilities for pollution. Failure to comply with these laws and regulations may result in substantial civil and criminal fines and penalties. As with the industry generally, our operations will entail risks in these areas, and compliance with these laws and regulations, which may be subject to frequent revisions and reinterpretation, increases our overall cost of business.

Oil Pollution Act of 1990. The U.S. Oil Pollution Act of 1990, or “OPA 90,” established an extensive regulatory and liability regime for environmental protection and cleanup of oil spills. OPA 90 affects all owners and operators whose vessels trade with the United States or its territories or possessions, or whose vessels operate in the waters of the United States, which include the U.S. territorial waters and the two hundred nautical miles exclusive economic zone of the United States. OPA 90 may affect us because we carry oil as fuel and lubricants for our engines, and the discharge of these could cause an environmental hazard. Under OPA 90, vessel operators, including vessel owners, managers and bareboat or “demise” charterers, are “responsible parties” who are all liable regardless of fault, individually and as a group, for all containment and clean-up costs and other damages arising from oil spills from their vessels. These “responsible parties” would not be liable if the spill results solely from the act or omission of a third-party, an act of God, or an act of war. In addition to clean-up and containment costs, other damages for responsible parties are liable are defined broadly to include:
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
Clean Water Act. The United States Clean Water Act, or “CWA,” prohibits the discharge of oil or hazardous substances in United States navigable waters unless authorized by a permit or exemption and imposes strict liability in the form of penalties for unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and the Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA). The EPA has enacted rules governing the regulation of ballast water discharges and other discharges incidental to the normal operation of vessels within U.S. waters. The rules have historically required commercial vessels 79 feet in length or longer (other than commercial fishing vessels), or “Regulated Vessels,” to obtain a CWA permit regulating and authorizing such normal discharges. This permit, which the EPA has designated as the Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels, or “VGP,” incorporates the current U.S. Coast Guard requirements for ballast water management as well as supplemental ballast water requirements, including limits applicable to 26 specific discharge streams, such as deck runoff, bilge water and gray water.

The VGP was updated in 2013 to incorporate numeric effluent limits for ballast water expressed as the maximum concentration of living organisms in ballast water, as opposed to the prior non-numeric requirements. These requirements correspond with the

IMO’s requirements under the BWM Convention, as discussed above. The permit also contains maximum discharge limitations for biocides and residuals. All vessels calling on U.S. ports are now subject to the requirements of the VGP pending issuance of final, effective and enforceable U.S. Coast Guard regulations that address the implementation, compliance and enforcement of National Standards of Performance adopted in 2024 by the EPA, as discussed below.

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

In December 2018, the Vessel Incidental Discharge Act (VIDA) was signed into law and restructured the EPA and the U.S. Coast Guard programs for regulating incidental discharges from vessels. Rather than requiring CWA permits, the discharges are regulated under a new CWA Section 312(p) establishing Uniform National Standards for Discharges Incidental to Normal Operation of Vessels. Under VIDA, VGP provisions and existing U.S. Coast Guard regulations are to be phased out and replaced with National Standards of Performance (NSPs) to be developed by EPA and implemented and enforced by the U.S. Coast Guard. The EPA rule promulgating these NSPs was published October 9, 2024, with an effective date of November 8, 2024. However, the NSPs will not become final, effective and enforceable until the corresponding U.S. Coast Guard regulations that address the implementation, compliance and enforcement of these EPA standards have been developed and become final, effective and enforceable. The EPA NSPs apply to discharges incident to the normal operation of non-Armed Forces, non-recreational vessels and include general discharge standards of performance, covering general operation and maintenance, biofouling management, and oil management, and specific discharge standards applicable to specified pieces of equipment and systems. As required by VIDA, EPA’s discharge standards of performance are at least as stringent as the requirements of the 2013 VGP, with limited exceptions. The scheduled expiration date of the 2013 VGP was December 18, 2018, but under VIDA the provisions of the VGP will remain in place until the new regulations are in place.

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
National Invasive Species Act. In March 2012, the U.S. Coast Guard issued a final rule establishing standards for the allowable concentration of living organisms in ballast water discharged in U.S. waters and requiring the phase-in of Coast Guard approved BWM Systems. The rule went into effect in June 2012 and adopts ballast water discharge standards for vessels calling on U.S. ports and intending to discharge ballast water equivalent to those set in IMO’s BWM Convention. The final rule requires that ballast water discharge have fewer than 10 living organisms per milliliter for organisms between 10 and 50 micrometers in size. For organisms larger than 50 micrometers, the discharge must have fewer than 10 living organisms per cubic meter of discharge. In May 2016, the U.S. Coast Guard published a review of the practicability of implementing a more stringent ballast water discharge standard. The results concluded that the technology to achieve a significant improvement in ballast water treatment efficacy cannot be practically implemented. If Coast Guard type approved technologies are not available by a vessel’s compliance date, the vessel may request an extension to the deadline from the U.S. Coast Guard. While the 2012 rule imposes consistent numeric effluent limits for living organisms in ballast water discharges, it does not provide for compliance date extensions if Coast Guard-approved treatment technologies are not available.

In February 2016, the U.S. Coast Guard issued a rule amending the Coast Guard’s ballast water management recordkeeping requirements to require vessels with ballast tanks operating exclusively on voyages between ports or places within a single Captain of the Port zone to submit an annual report of their ballast water management practices. Further, under the amended requirements, vessels may submit their reports after arrival at the port of destination before arrival. As discussed above, under VIDA, existing U.S. Coast Guard ballast water management regulations will be phased out and replaced with NSPs to be adopted by the EPA and implemented and enforced by the U.S. Coast Guard.
Clean Air Act. The U.S. Clean Air Act of 1970 , as amended ("CAA"), requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas and emission standards for so-called “Category 3” marine diesel engines operating in U.S. waters. On April 30, 2010, the EPA promulgated final emission standards for Category 3 marine diesel engines equivalent to those adopted in the amendments to Annex VI to MARPOL. These emission standards require an 80% reduction in nitrogen dioxides for newly-built engines effective 2016. In February 2015, the EPA amended its marine diesel engine requirements to temporarily allow marine equipment manufacturers to use allowances if a compliant marine engine is not available. Compliance with these standards may cause us to incur costs to install control equipment on our vessels in the future.
European Union Regulations. The European Union has also adopted legislation that would: (1) ban manifestly sub-standard vessels (defined as those over 15 years old that have been detained by port authorities at least twice in six months) from European waters and create an obligation of port states to inspect vessels posing a high risk to maritime safety or the marine environment; and (2) provide the European Union with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of negligent societies.

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

Regulation of Greenhouse Gas Emissions. Currently, the emissions of greenhouse gases from ships involved in international transport are not subject to the United Nations Framework Convention on Climate Change’s Kyoto Protocol, or its successor, the Paris Agreement, which entered into force in 2005 and 2016, respectively, pursuant to which countries have produced national plans to reduce greenhouse emissions. However, since the entry into force of the Paris Agreement, the IMO has subsequently reaffirmed its strong commitment to continue to work to address greenhouse gas emissions from ships engaged in international trade. The IMO is evaluating various mandatory measures to reduce greenhouse gas emissions from international shipping, which may include market-based instruments or a carbon tax. In June 2013, the European Commission developed a strategy to integrate maritime emissions into the overall European Union strategy to reduce greenhouse gas emissions. In accordance with this strategy, in April 2015 the European Parliament and Council adopted regulations requiring large vessels using European Union ports to monitor, report and verify their carbon dioxide emissions beginning in January 2018.

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

The relatively slow progress of the IMO in addressing emissions of greenhouse gases from vessels prompted the EU to proceed on a parallel path of regulation. On September 15, 2020, the European Parliament adopted measures to include maritime transport in the EU’s emissions trading system as of 2022 and to set binding requirements for at least a 40% reduction (compared to 2018 levels) in GHG emissions by shipping companies by 2030. In July 2021, the European Commission announced proposals that would put in place measures to address greenhouse gases from shipping, including the phased inclusion of GHG emissions from large vessels in the EU emissions trading system beginning in 2023 and the inclusion of methane emissions in monitoring, reporting and verification requirements applicable to vessels. On May 10, 2023, the EU extended the EU-ETS to the shipping sector commencing January 1, 2024. Beginning in 2026, in addition to carbon dioxide emissions, the EU-ETS for shipping will cover methane and nitrous oxide emissions. Effective January 1, 2025, the EU’s regulation referred to as the FuelEU Maritime or FEUM Regulation (Regulation (EU) 2023/1805) sets maximum limits for the annual average carbon intensity of energy used by vessels over 5,000 gross tons that call at ports in the EU and institutes measures to require the carbon intensity of fuels used in the shipping sector to be gradually reduced over time, starting with a 2% reduction in 2025 and envisioning a reduction of up to 80% by 2050.

In the United States, the EPA issued a final finding in 2009 that greenhouse gases threaten public health and safety, which is known as the endangerment finding, and has promulgated regulations under the Clean Air Act that control the emission of greenhouse gases from mobile sources, but not from marine shipping vessels and their engines and fuels. On March 12, 2025, the EPA Administrator announced that EPA will be formally reconsidering its 2009 endangerment finding in collaboration with other federal agencies and that it intends to reconsider all prior EPA regulations relying on the endangerment finding. Nonetheless, it is possible that individual states, and in the future, the EPA, may decide to regulate greenhouse gas emissions from marine shipping vessels and their engines and fuels these sources. For example, the California Air Resources Board has adopted regulations, known as the 2020 At Berth Regulations. As of January 1, 2025, tanker vessels that visit the Ports of Los Angeles or Long Beach, California and, as of January 1, 2027, all other tanker vessels visiting California ports are subject to the 2020 At Berth Regulations, which impose emission control requirements.

Any passage of further climate control legislation or other regulatory initiatives by the IMO, the European Union, the United States, or other countries where we operate, or any treaty adopted at the international level, that restrict emissions of greenhouse gases could require us to make significant financial expenditures that we cannot predict with certainty at this time.
The EU Emissions Trading System (ETS). The EU Emissions Trading System (ETS) is a European Union's policy to combat climate change and reduce greenhouse gas emissions cost-effectively. The European Union Emissions Trading System (EU ETS) is the world’s first and largest carbon market, introduced in 2005 to reduce greenhouse gas (GHG) emissions across the EU. The EU ETS operates as a "cap-and-trade" system, where a cap is set on the total amount of GHGs that can be emitted by entities covered under the system. This cap decreases annually, in line with the EU’s climate goals. Entities must monitor and report emissions annually and must obtain and surrender allowances for each ton of CO₂ emitted. Non-compliance results in significant fines (€100 per ton of CO₂ plus the obligation to surrender the required allowances).

In 2023, the European Union expanded the EU ETS to include the maritime sector, reflecting its commitment to reducing emissions in all major industries.

As of January 2024, all ships exceeding 5,000 gross tons engaged in voyages to, from, or between European Economic Area (EEA) ports must comply with EU ETS obligations. The system initially covers CO₂ emissions, with methane (CH₄) and nitrous oxide (N₂O) emissions to be included beginning in 2026.

Shipping companies must procure allowances for a portion of their emissions, starting at 40% in 2024, increasing to 70% in 2025, and reaching full coverage (100%) by 2026. This expansion aims to reduce the maritime sector's significant contribution to global CO₂ emissions and incentivize cleaner technologies.

We are actively participating in the carbon market to procure allowances necessary to meet our obligations. Participation in the EU ETS aligns with our commitment to sustainability and reducing our carbon footprint, as outlined in our corporate ESG strategy
Safety Requirements. The IMO has adopted the International Convention for the Safety of Life at Sea, (“SOLAS Convention”) and the International Convention on Load Lines, 1966, or “LL Convention,” which impose a variety of standards to regulate design and operational features of ships. SOLAS Convention and LL Convention standards are revised periodically. All of our vessels are in compliance with SOLAS Convention and LL Convention standards.

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

Vessel Security Regulations. Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the Maritime Transportation Security Act of 2002, or “MTSA,” came into effect. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. The new chapter became effective in July 2004 and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the ISPS Code. The ISPS Code is designed to protect ports and international shipping against terrorism. After July 1, 2004, to trade internationally, a vessel must attain an International Ship Security Certificate from a recognized security organization approved by the vessel’s flag state.

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

Other Regulation. Our vessels may also become subject to the International Convention on Liability and Compensation for Damage in Connection with the Carriage of Hazardous and Noxious Substances by Sea, 1996 as amended by the Protocol to the HNS Convention, adopted in April 2010, or the “2010 HNS Protocol,” and collectively, the “2010 HNS Convention,” if it is entered into force. At least 12 states must ratify or accede to the 2010 HNS Protocol for it to enter into effect. In November 2023, Slovakia became the eighth state to ratify the protocol. At least six more states must ratify or accede to the protocol for it to enter into effect. In 2020, EU Ministers signed a declaration highlighting the importance of ratifying the 2010 HNS Convention. A number of states have reported on significant progress toward implementation and ratification of the 2010 HNS Convention.

The Convention creates a regime of liability and compensation for damage from hazardous and noxious substances, or “HNS.” The 2010 HNS Convention sets up a two-tier system of compensation composed of compulsory insurance taken out by shipowners and an HNS Fund which comes into play when the insurance is insufficient to satisfy a claim or does not cover the incident. Under the 2010 HNS Convention, if damage is caused by bulk HNS, claims for compensation will first be sought from the shipowner up to a maximum of 100 million Special Drawing Rights, or “SDR,” which was equivalent to $138 million U.S. dollars as of January 31, 2016. SDRs are supplementary, foreign exchange reserve assets created and maintained by the International Monetary Fund, or “IMF,” based upon a basket of currencies (consisting of the Euro, Chinese yuan, Japanese yen, Pound Sterling and U.S. dollar). The SDR basket is reviewed every five years, or earlier if warranted, to ensure that the basket reflects the relative importance of currencies in the world’s trading and financial systems. SDRs are not a currency, but instead represent a claim to currency held by IMF member countries for which SDRs may be exchanged. Monetary values and limits in many international maritime treaties are expressed in terms of SDRs. As of December 31, 2024, the exchange rate was 1 SDR equal to 1.34 U.S. dollars. If the damage is caused by packaged HNS or by both bulk and packaged HNS, the maximum liability is 115 million SDR (equivalent to approximately $154.1 million U.S. dollars as of December 31, 2024). Once the limit is reached, compensation will be paid from the HNS Fund up to a maximum of 250 million SDR (equivalent to approximately $335 million U.S. dollars as of December 31, 2024). The 2010 HNS Convention has not been ratified by a sufficient number of countries to enter into force, and we cannot estimate the costs that may be needed to comply with any such requirements that may be adopted with any certainty at this time.
In-House Inspections. We, NMM and PGS carry out inspections of the ships under management regularly; to verify conformity with managers’ reports on upkeep and maintenance. The result of these inspections, which are conducted both in port and underway, is a report containing action items and recommendations for improvements to the overall condition of the vessel, maintenance, safety and crew welfare. The vessels we manage in-house are inspected regularly to verify their condition and that upkeep, maintenance, crewing standards and welfare comply with the requirements of our Safety Management System.

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

Our existing fleet had an average age of 11.7 years as of December 31, 2024. We believe that our relatively young fleet positions us well to compete in terms of our vessels meeting the strategic and operational needs of our customers. We own and operate the largest fleet in the handysize segment, which, in our view, enhances our position relative to our competitors. While there are some barriers to entry for operating liquefied gas carriers, including the complexity of operating semi-refrigerated gas carriers that constantly require switching between cargo types, crew expertise, and the availability of finance, new entrants have entered the market over the last number of years.

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

Employees

We had 174 shore based employees as of December 31, 2024, compared to 175 shore based employees at the end of December 31, 2023. We also had approximately 1,800 crew onboard our vessels. We consider our employee relations to be good.

Legal Proceedings

In the future we may be subject to legal proceedings and claims in the ordinary course of business, including personal injury and property casualty claims. These claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. We are not aware of any legal proceedings or claims that we believe will have, individually or in the aggregate, a material adverse effect on us.

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
U.S. Taxation. The following is a discussion of the material U.S. federal income tax considerations applicable to us. This discussion is based upon provisions of the Code, final and temporary Treasury Regulations thereunder, and administrative rulings and court decisions, all as in effect as of the date hereof and all of which are subject to change or differing interpretation, possibly with retroactive effect. Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. The following discussion is for general information purposes only and does not purport to be a comprehensive description of all of the U.S. federal income tax considerations applicable to us.
Status as a Corporation. We are treated as a corporation for U.S. federal income tax purposes. As such, we are subject to U.S. federal income tax on our income to the extent it is from U.S. sources or is effectively connected with the conduct of a trade or business in the United States as discussed below, unless such income is exempt from tax under Section 883 of the Code.

Taxation of Operating Income. Substantially all of our gross income for 2024 was, and we expect that a significant proportion of our future gross income will be, attributable to the transportation of liquid petroleum gas, petrochemicals and related products. Gross income that is attributable to such transportation that either begins or ends, but that does not both begin and end, in the United States, or “U.S. Source International Transportation Income,” is considered to be 50% derived from sources within the United States, and such U.S. source portion may be subject to U.S. federal income tax as described below.

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
•we satisfy the Publicly Traded Test (as described below); and
•we meet certain substantiation, reporting, and other requirements, or the "Substantiation Requirement”.
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

Even if a class of equity satisfies the foregoing requirements, and thus generally would be treated as “regularly traded” on an established securities market, an exception may apply to cause the class to fail the regularly traded test if, for more than half of the number of days during the taxable year, one or more 5% shareholders (i.e., shareholders owning, actually or constructively, at least 5% of the vote and value of that class) own in the aggregate 50% or more of the vote and value of the class (which we refer to as the “Closely Held Block Exception”). For purposes of identifying its 5% shareholders, a corporation is entitled to rely on Schedule 13D and Schedule 13G filings made with the SEC. The Closely Held Block Exception does not apply, however, in the event the corporation can establish that a sufficient proportion of such 5% shareholders are Qualified Shareholders (as defined below) so as to preclude 5% shareholders who are not Qualified Shareholders from owning 50% or more of the value of that class for more than half the days during the taxable year. For this purpose, Qualified Shareholders include:
•individual residents of jurisdictions that grant an Equivalent Exemption;
•non-U.S. corporations organized in jurisdictions that grant an Equivalent Exemption and that meet the Publicly Traded Test; and
•certain other qualified persons described in the Section 883 Regulations.

From the 2014 taxable year through the 2024 taxable year, we believe that we satisfied the requirements of the Section 883 exemption including the Publicly Traded Test and therefore we were not subject to U.S. federal income taxation on our U.S. Source International Transportation Income. For the current and future taxable years, we believe we will be able to satisfy the Publicly Traded Test, provided we satisfy the listing and trading volume requirements described previously and the Closely Held Block Exception does not apply for such years.

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
As noted above, the Ethylene Export Terminal on the U.S. Gulf Coast, which initially became operational in 2019, generated a portion of our gross income for 2024 from its operations. Our U.S. subsidiary that owns our interest in the Ethylene Export Terminal will be subject to U.S. federal income tax (generally at a rate of 21%) on its 50% share of any net income from the Ethylene Export Terminal, and U.S. withholding tax generally will apply to dividends paid by such U.S. subsidiary to its shareholder.

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
Republic of the Marshall Islands Taxation. Certain of our vessel-owning subsidiaries are companies incorporated in the Republic of the Marshall Islands. We believe that because we and our controlled affiliates do not, and do not expect to (and assuming they do not), carry on business or conduct transactions or operations in the Republic of the Marshall Islands, neither we nor our controlled affiliates will be subject to income, capital gains, profits, or other taxation under current Republic of the

Marshall Islands law. As a result, distributions by our controlled affiliates will not be subject to Republic of the Marshall Islands taxation.
Panama Taxation. Certain of our vessel-owning subsidiaries are companies incorporated in the Republic of Panama. Companies that own vessels engaged in international transportation are not subject to taxes in Panama.
Denmark Taxation. A number of our subsidiaries are incorporated companies in Denmark. These Danish vessel owning companies are entered into Danish tonnage tax which results in taxation being incurred based on the tonnage of the vessels, regardless of their operational results.
United Kingdom Taxation. A number of our subsidiaries are U.K. incorporated companies and are subject to U.K. corporation tax. If we and any of our controlled affiliates not incorporated in the U.K ensure that our central management and control is exercised outside of the United Kingdom, and we do not otherwise create a U.K. permanent establishment by carrying on business in the U.K, we believe we should not become subject to U.K. corporation tax. Where a company’s central management and control is exercised is a question of fact to be decided in accordance with the particular circumstances of each company. Similarly, diverted profits tax, which was introduced in the U.K to counter arrangements where profits are diverted to fall outside of the charge to U.K corporation tax, could become a future risk. However, any distributions paid to us by our U.K. subsidiaries will not be subject to U.K. taxation.The U.K does not currently levy withholding tax on dividends paid.
Singapore Taxation. Falcon Funding PTE Ltd is a Singaporean service company and is subject to Singaporean tax.
Indonesia Taxation. PT Navigator Khatulistiwa “PTNK” is a joint venture in which 49% of the voting and dividend rights are owned by a subsidiary company, which subsidiary ultimately controls PTNK. 51% of the voting and dividend rights are owned by Indonesian limited liability companies. PTNK is subject to Indonesian freight tax on all of its gross shipping transportation revenue at a rate of 1.2% when a vessel is performing Indonesian cabotage and 2.64% in the event a vessel performs an international voyage. Dividends and other fees paid by PTNK are subject to a 10% Indonesian withholding tax.
Poland Taxation. NGT Services (Poland) Sp. Z O.O. is a Polish service company and is subject to Polish tax.

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

The lease term for our office in Gdynia, Poland was renewed during 2024 for an amended period to March 30, 2029. The gross rent per year is approximately $95,000.

The lease term for our office in Houston, USA commenced on March 14, 2023 and is for an initial period of 2 years terminating on 31 March, 2025. A new lease for our new office in Houston will commence on 1 April, 2025 and is for an initial period for 43 months.

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
Overview

We are current the owner and operator of 59 liquefied gas carriers, which includes the world’s largest fleet of handysize liquefied gas carriers. We also own a 50% share in an Ethylene Export Terminal at Morgan’s Point, Texas on the Houston Ship Channel through our Export Terminal Joint Venture. We provide international and regional seaborne transportation services of petrochemical gases, LPG and ammonia for energy companies, industrial users and commodity traders. These gases are transported in liquefied form, by applying cooling and/or pressure, to reduce volume by up to 900 times depending on the cargo, making their transportation more efficient and economical.

We operate in one business segment. We employ our vessels through a combination of time charters, voyage charters and COAs. As of December 31, 2024, we owned and operated 56 vessels, nine of which were commercially managed through an independent commercially managed Pool, the Unigas Pool, and the other 47 vessels were employed under a combination of time charters, COA’s and voyage charters on the spot market. As of December 31, 2024, 32 vessels were employed under time charters (December 31, 2023: 38 vessels), one was employed under a contract of affreightment (December 31, 2023: one vessel) and 14 were employed in the spot market (December 31, 2023: five vessels). Our 47 operated vessels earned an average time charter equivalent rate of approximately $28,826 per vessel per day ($876,777 per vessel per calendar month) during the year ended December 31, 2024, compared to approximately $26,886 per vessel per day ($817,782 per vessel per calendar month) for the year ended December 31, 2023.

Our Ethylene Export Terminal, which includes an ethylene cryogenic storage tank with a capacity of 30,000 tons, has the capacity to export approximately 1.55 million tons of ethylene per year and is capable of loading ethylene-capable gas carriers at rates of 1,000 tons per hour. The Ethylene Export Terminal has entered into several take or pay offtake agreements, which had initial minimum terms of five years with aggregate minimum throughput commitments of 938,000 tons of ethylene annually, or 94% of the terminal’s nameplate capacity.

In November 2022, we announced our intention to participate in a capital project under our Export Terminal Joint Venture, together with our joint venture partner, to extend the Ethylene Export Terminal, under the existing joint venture agreement. The Terminal Expansion Project provides significant additional ethylene refrigeration capacity for the Export Terminal Joint Venture (expanding the Ethylene Export Terminal's export capacity of ethylene from approximately one million tons per year to at least 1.55 million tons per year). The project is complete and put into service on December 19, 2024. Two new multi-year offtake contracts related to the expanded volume have been signed, and we continue to expect that additional capacity will be contracted throughout 2025. Until further offtake contracts are signed, volumes will be sold and available on a spot contract basis.

The total capital contributions required from us for our share of the construction cost for the Terminal Expansion Project are expected to be approximately $128 million. The Company financed these capital contributions using existing cash resources. Of the expected total of $128 million, $124 million has been contributed as of December 31, 2024, with approximately $89.0 million contributed during 2024. The final balance of approximately $4 million was contributed during the first quarter of 2025. It is anticipated that additional debt will be raised in 2025 to recoup some of the cash reserves expended on the Terminal Expansion Project and the Company is currently assessing options in this respect.

In August 2024, the Company entered into contracts for the Original Newbuild Vessels. As part of the agreements made on August 23, 2024, the Company had an option for two Additional Newbuild Vessels of the same specification and price. On November 21, 2024 the Company exercised the option and entered into contracts to build two Additional Newbuild Vessels. The Newbuild Vessels are scheduled to be delivered to the Company in March 2027, July 2027, November 2027 and January 2028

respectively, at an average shipyard price of $102.9 million per vessel. The Newbuild Vessels will be able to carry a wide variety of gas products, ranging from complex petrochemical gases, such as ethylene and ethane, to LPG and clean ammonia. The Newbuild Vessels will be fitted with dual-fuel engines for ethane, a low-carbon intensity transitional fuel, and made retrofit-ready for using ammonia as a fuel in the near future. Additionally, the Newbuild Vessels will be capable of transiting through both the former and the new Panama Canal locks, providing enhanced flexibility. The Company expects to finance the cost of the Newbuild Vessels using debt and cash on hand and the Company is currently assessing options in this respect. The Company anticipates making payments for the Newbuild Vessels in 2025, 2026, and 2027. The Company has signed a short-term time charter contract for one of its Newbuild Vessels.

On January 7, 2025, the Company entered into an agreement to acquire three German-built 17,000 cubic meter capacity, ethylene-capable liquefied gas vessels (the "Purchased Vessels"). On February 19, 2025, the Company acquired the first of the three Purchased Vessels, now renamed Navigator Hyperion for $27.4 million. On February 24, 2025, the Company acquired the second of the Purchased Vessels, now renamed Navigator Titan for $27.4 million. On March 17, 2025, the Company acquired the third of the Purchased Vessels, now renamed Navigator Vesta, for $29.2 million. On February 7, 2025, the Company entered into a $74.6 million Senior Secured Term Loan (the “February 2025 Facility”) with Nordea Bank Abp, to partially finance the purchase price of the three Purchased Vessels and used cash on hand to pay the remainder of the purchase price. Currently, one of the three Purchased Vessels is under a time charter.

The Company continues to consider the potential change in its corporate domicile from the Marshall Islands to England and Wales (the “Company Redomiciliation”). As part of the Company Redomiciliation, the Company would likely change the corporate domicile of certain of its subsidiaries to England and Wales (the “Subsidiary Redomiciliations” and, together with the Company Redomiciliation, the “Redomiciliations”). The Company expects that the potential Redomiciliations would better align the Company’s corporate structure with its current and future business activities and financing plans. Although we have taken certain preliminary steps in connection with the potential Redomiciliations, our Board of Directors (the “Board”) has not yet determined that we should complete the Redomiciliations. When and if the Board makes such a determination, it would present certain aspects of the Redomiciliations to the Company’s shareholders for approval. At this time we cannot predict when or if the Board will make a final determination to complete the Redomiciliations. If the Redomiciliations are ultimately completed, we do not expect that the Redomiciliations will have a material impact on our employees, our day-to-day business and operations or our services to customers. Nothing in this annual report should be construed as an offer to sell, or the solicitation of an offer to buy, any securities in connection with the potential Redomiciliations, nor an agreement or promise that any Redomiciliation will occur, nor is it a solicitation of any vote, consent or approval in connection with the potential Redomiciliations.

The Company is aware of reports that Muhamad Kerry Adrianto and certain other business partners and executives of PT Pertamina (Persero), Indonesia’s state-owned energy company (“Pertamina”), were arrested by Indonesian authorities on February 25, 2025 as part of an investigation into allegations of corruption. The allegations relate to the mismanagement of crude oil and oil refinery products at Pertamina between 2018 and 2023. The investigation by Indonesian authorities is ongoing. Mr. Adrianto serves as a director of PT Navigator Khatulistiwa ("PTNK"), our Indonesian joint venture. The Company has begun taking steps to remove Mr. Adrianto from his position as a director at PTNK. Three unencumbered vessels in our fleet and approximately $38.6 million of cash, which we have determined would currently be recorded as restricted cash, are owned by PTNK. The vessels were previously on time charter to Pertamina for the transportation of liquefied petroleum gas within Indonesia, the last and most recent of which expired by its terms on February 15, 2025. We do not believe these events will have a material impact on the Company or our operations taken as a whole.

Vessel Contracts

We generate revenue by providing seaborne transportation services to customers pursuant to the following five types of contractual relationships:
Time Charters. A time charter is a contract under which a vessel is chartered for a defined period of time at a fixed daily or monthly rate. Under time charters, we are responsible for providing crewing and other vessel operating services, the cost of which is intended to be covered by the fixed rate, while the customer is responsible for substantially all of the voyage expenses, including any bunker fuel consumption, port expenses and canal tolls. LPG is typically transported under a time charter arrangement, generally with a term of 12 months. However, Nine of our 32 time charters at December 31, 2024 are for charters exceeding 12 months. For the year ended December 31, 2024 approximately 65.8% of our revenue was generated pursuant to time charters, compared to approximately 64.3% for the year ended December 31, 2023.
Voyage Charters. A voyage charter or spot charter is a contract, typically for shorter intervals, for transportation of a specified cargo between two or more designated ports. This type of charter is priced on a current or “spot” market rate, typically on a price per ton of product carried rather than a daily or monthly rate. Under voyage charters, we are responsible for all of the voyage expenses in addition to providing the crewing and other vessel operating services. Petrochemical gases have typically been transported pursuant to voyage charters, as the seaborne transportation requirements of petrochemical product traders have historically resulted from a particular product arbitrage at a point in time. For the year ended December 31, 2024, approximately 32.1% of our revenue was generated pursuant to voyage charters, compared to approximately 27.2% for the year ended December 31, 2023.

Contracts of Affreightment. A contracts of affreightment("COA") is a contract to carry specified quantities of cargo, usually over prescribed shipping routes, on a fixed price per ton basis (often subject to fuel price or other adjustments) over a defined period of time. As such, a COA essentially consists of a number of voyage charters to carry a specified amount of cargo over a specified time period (i.e. the term of the COA), which can span several months or potentially years. Similar to a voyage charter, we are typically responsible for all voyage expenses in addition to providing all crewing and other vessel operating services when trading under a COA. For the year ended December 31, 2024, approximately 2.06% of our revenue was generated pursuant to COAs, compared to approximately 8.5% for the year ended December 31, 2023.
Operating Revenues—Luna Pool Collaborative Arrangements. Operating revenues – Luna Pool collaborative arrangements represent our share of pool net revenues generated by the other participant’s vessels in the pool. Luna Pool earnings are aggregated and then allocated (after deducting pool overheads and manager’s fees) to the pool participants in accordance with the pooling agreement. For the year ended December 31, 2024, operating revenues from Luna Pool collaborative arrangements represented 0.0% of our total operating revenues compared to approximately 1.0% for the year ended December 31, 2023. The collaborative arrangement ended following the acquisition by the Navigator Greater Bay Joint Venture of the final vessel, Navigator Vega, on April 13, 2023. The Luna Pool was dissolved on November 30, 2024.
Unigas Pool. Revenue from the Unigas Pool represents our share of pool net revenues earned from our vessels operating within the independent commercially managed Unigas Pool, based on agreed pool points. For the year ended December 31, 2024, Unigas Pool revenues represented approximately 9.7% of our total operating revenues compared to approximately 9.1% for the year ended December 31, 2023.

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

We believe that the size and versatility of our fleet, which enables us to carry the broadest set of liquefied gases subject to seaborne transportation across a diverse range of conditions and geographies, together with our track record of operational excellence, positions us as the partner of choice for many companies requiring seaborne liquefied gas transportation and distribution solutions. In addition, we believe that the versatility of our fleet affords us opportunities not available to many of our competitors, thereby providing us with opportunities to increase utilization and profitability. We seek to enhance our returns through a flexible, customer-driven chartering strategy that combines a base of time charters and COAs with more opportunistic, higher-rate spot voyage charters.

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

Voyage Expenses—Luna Pool collaborative arrangements. Voyage expenses – Luna Pool collaborative arrangements represent the other participant’s share of pool net revenues generated by our vessels in the pool. The arrangement ended following the acquisition by the Navigator Greater Bay Joint Venture of the final vessel, Navigator Vega, on April 13, 2023. The Luna Pool was dissolved on November 30, 2024.
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

In connection with providing us with technical management for our fleet, NMM and PGS currently receive crewing and technical management fees of approximately $0.2 million per vessel per year, which fees are considered to be vessel operating expenses. Certain vessels which are under in-house technical management have the crewing function managed by one of our third-party technical managers for a fee. Our technical and crew management agreements continue until terminated on at least three months’ notice by either party, subject to certain exceptions. As of December 31, 2024, we managed 39 of the vessels in our fleet in-house.
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

Other income. Other income consists of that portion of the management fees for commercial and administrative activities performed by us for the Luna Pool, prior to it ending, relating to the other participant’s vessels. The Luna Pool pooling agreement was terminated and ended with the acquisition by the Navigator Greater Bay Joint Venture of the final vessel Navigator Vega on April 13, 2023. The Commercial Manager was responsible, as agent, for the marketing and chartering of the participating vessels, collection of revenues and paying voyage costs such as port call expenses, bunkers and brokers’ commissions in relation to charter contracts, but the vessel owners continued to be fully responsible for the financing, insurance, crewing and technical management of their respective vessels. The Luna Pool collaborative arrangement ended following the acquisition by the Navigator Greater Bay Joint Venture of the final vessel, Navigator Vega, on April 13, 2023. The Luna Pool was dissolved on November 30, 2024.
Interest expense and interest income. Interest expense depends on our level of borrowings and may also change with prevailing interest rates, although our interest rate swaps or other derivative instruments may reduce the effect of these changes. Interest income will depend on prevailing interest rates and the level of our cash deposits and restricted cash deposits. Interest expense may also depend on our consolidated lessor VIE entity’s overall level of borrowing, including costs associated with such borrowing. For additional detail refer to Note 9. Variable Interest Entities to our consolidated financial statements.
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

Results of Operations
Factors Affecting Comparability

You should consider the following factors when evaluating our historical financial performance and assessing our future prospects:
•Investment in the Export Terminal Joint Venture. The Ethylene Export Terminal was fully operational from January 2021, although it had some limited commercial operations prior to that time. There were 732,378 tons of ethylene throughput at the terminal during 2024, compared to 986,666 tons exported during 2023. The results from the Export Terminal Joint Venture are shown as “Share of results of equity method investments” on our consolidated statements of operations.

Together with Enterprise Products Partners L.P., our joint venture partner, we agreed to invest in an expansion of the Ethylene Export Terminal (the “Terminal Expansion Project”). The Terminal Expansion Project increases the export capacity of the Ethylene Export Terminal from approximately one million tons of ethylene per annum to at least 1.55 million tons per annum and has been completed and put into service on December 19, 2024. Two new multi-year offtake contracts related to the expanded volume have been signed, and we continue to expect that additional capacity will be contracted throughout 2025. Until further offtake contracts are signed, volumes will be sold and available on a spot contract basis.

The total capital contributions required from us for our share of the construction cost for the Terminal Expansion     Project are expected to be approximately $128 million. The Company financed these capital contributions using existing cash resources. Of the expected total of $128 million, $124 million had been contributed as of December 31, 2024, with approximately $89 million contributed during 2024. The balance of approximately $4 million was contributed during the first quarter of 2025. It is anticipated that additional debt will be be raised in 2025 to recoup some of the cash reserves expended on the Terminal Expansion Project and the Company is currently assessing options in this respect.

•We have been increasing the size of our fleet. In August 2021, the Company entered into the Ultragas Transaction with Ultranav to combine the Ultragas fleet and business activities with Navigator, by acquiring 18 wholly owned vessel owning entities. The acquired fleet comprised:
•seven modern 22,000 cbm handysize semi-refrigerated vessels; and
•five smaller 12,000 cbm ethylene vessels and six gas carriers in the 3,770-9,000 cbm range, two of which were subsequently sold, and three of which are ethylene capable. The existing nine vessels are commercially managed within the independent Unigas Pool.

During 2023, the Navigator Greater Bay Joint Venture acquired five vessels:
•two 17,000 cbm 2018-built ethylene-capable liquefied gas carriers; and
•three 22,000 cbm 2019-built ethylene-capable liquefied gas carriers

In August 2024, the Company entered into contracts for the Original Newbuild Vessels and in November 2024, the         Company entered into contracts to build two Additional Newbuild Vessels. The Newbuild Vessels are scheduled to be delivered to the Company in March 2027, July 2027, November 2027 and January 2028, respectively.

In January 2025, the Company entered into an agreement to acquire the three Purchased Vessels. In February 2025, the Company acquired the first and second of the three Purchased Vessels, now renamed Navigator Hyperion and Navigator Titan. In March 2025, the Company acquired the third of the Purchased Vessels, now renamed Navigator Vesta.
•We will have different financing arrangements. Our current financing arrangements may not be representative of our historical arrangements or the arrangements we will enter into in the future. We may amend our existing credit facilities or enter into other financing arrangements.

In December 2022, the Company entered into a new $151.3 million term credit facility to finance the vessels acquired by the Navigator Greater Bay Joint Venture. As of December 31, 2024, we had fully drawn down on this facility.

In March 2023, the Company entered into a new $200 million secured term loan facility to refinance two maturing term loan and revolving credit facilities of $220 million and $160.8 million respectively. As of December 31, 2024, we had fully drawn down on this facility.

In August 2024, the Company entered into the August 2024 Facility to refinance its March 2019 secured term loan that was due to mature in March 2025 and to fund the repurchase of Navigator Aurora pursuant to the Company’s existing October 2019 sale and leaseback arrangement related to that vessel.

In February 2025, the Company entered into the February 2025 Facility to partially finance the purchase price of the three Purchased Vessels.

The Company expects to finance the cost of the Newbuild Vessels using debt and cash on hand and the Company is currently assessing options in this respect.

Management has commenced a process to refinance the September 2020 Secured Revolving Credit Facility and, through discussions with potential lenders, expects to complete this refinance in the second quarter of 2025. There can be no assurance that the Company will be able to refinance the September 2020 Secured Revolving Credit Facility in a timely manner, on favorable terms, or at all.
•Our results are affected by fluctuations in the fair value of our derivative instruments. The change in the fair value of our derivative instruments is included in our net income, which has fluctuated in 2024 as forward interest rates have decreased. Please read Note 3. Derivative Instruments Accounted for at Fair Value and Note 18. Cash, Cash Equivalents and Restricted Cash to our consolidated financial statements.

Results of Operations for the Year Ended December 31, 2024 Compared to the Year Ended December 31, 2023
The following table compares our operating results for the years ended December 31, 2024 and 2023:

	Year ended December 31, 2023	Year ended December 31, 2024	Percentage change
	(in thousands, except percentages)
Operating revenues	$493,339	$511,667	3.7%
Operating revenues—Unigas Pool	50,043	55,012	9.9%
Operating revenues—Luna Pool collaborative arrangements	7,355	—	(100.0)%
Total operating revenues	550,737	566,679	2.9%
Brokerage commissions	6,923	7,012	1.3%
Voyage expenses	74,509	72,144	(3.2)%
Voyage expenses—Luna Pool collaborative arrangements	5,561	—	(100.0)%
Vessel operating expenses	170,952	175,034	2.4%
Depreciation and amortization	129,202	132,725	2.7%
(Profit) from sale of vessels	(4,797)	—	(100.0)%
General and administrative costs	31,213	36,580	17.2%
Other income	(60)	—	(0.8)%
Total operating expenses	413,503	423,495	2.4%
Operating income	137,234	143,184	4.3%
Unrealized (loss) on non-designated derivative instruments	(7,282)	(7,483)	2.8%
Interest expense	(64,915)	(56,141)	(13.4)%
Write off of deferred financing costs	(171)	(829)	384.7%
Loss on repayment of unsecured bonds	—	(1,456)	—
Interest income	5,707	6,244	9.4%
Unrealized foreign exchange gains/(loss)	17	(1,968)	(11,679.2)%
Income before income taxes and share of results of equity method investments	70,590	81,551	15.5%
Income taxes	(4,325)	(4,365)	0.9%
Share of results of equity method investments	20,607	16,911	(17.9)%
Net income	86,872	94,097	8.3%
Net income attributable to non-controlling interests	(4,617)	(8,526)	84.7%
Net income attributable to stockholders of Navigator Holdings Ltd.	$82,255	$85,571	4.0%

Operating Revenues. Operating revenues, net of address commissions, were $511.7 million for the year ended December 31, 2024, an increase of $18.3 million or 3.7% compared to $493.3 million for the year ended December 31, 2023. This increase was principally due to:
•an increase in operating revenues of approximately $29.9 million attributable to an increase in average monthly time charter equivalent rates, which increased to an average of approximately $28,826 per vessel per day ($876,776 per vessel per calendar month) for the year ended December 31, 2024, compared to an average of approximately $26,886 per vessel per day ($705,911 per vessel per calendar month) for the year ended December 31, 2023;
•a decrease in operating revenues of approximately $4.9 million attributable to a decrease in fleet utilization, which declined to 91.5% for the year ended December 31, 2024, compared to 92.5% for the year ended December 31, 2023;
•a decrease in operating revenues of approximately $4.3 million or 1.0% attributable to a 174 day decrease in vessel available days for the year ended December 31, 2024, compared to the year ended December 31, 2023; and
•a decrease in operating revenues of approximately $2.4 million primarily attributable to a decrease in pass-through voyage costs for the year ended December 31, 2024, compared to the year ended December 31, 2023
The following table presents selected operating data for the year ended December 31, 2024, and 2023, which we believe are useful in understanding the basis for movement in our operating revenues.

	Year ended December 31, 2023	Year ended December 31, 2024
* Fleet Data:
Weighted average number of vessels	47.3	47.0
Ownership days	16,992	17,202
Available days	16,844	16,670
Earning days	15,578	15,248
Fleet utilization	92.5%	91.5%
** Average daily Time Charter Equivalent	$26,886	$28,826

* Fleet Data - Our nine owned smaller vessels in the independently managed Unigas Pool and the vessels owned by Pacific Gas in our Luna Pool prior to their acquisition by the Navigator Greater Bay Joint Venture are not included in this data.

** Non-GAAP Financial Measure - Time charter equivalent - TCE is a measure of the average daily revenue performance of a vessel. TCE is not calculated in accordance with U.S. GAAP. For all charters, we calculate TCE by dividing total operating revenues (excluding collaborative arrangements and revenues from the Unigas Pool), less any voyage expenses (excluding collaborative arrangements), by the number of earning days for the relevant period. TCE excludes the effects of the collaborative arrangements as earnings days and fleet utilization, on which TCE is based, is calculated only in relation to our owned vessels. Under a time charter, the charterer pays substantially all of the vessel's voyage related expenses, whereas for voyage charters, also known as spot market charters, we pay all voyage expenses and charge our customers for these costs through our sales invoicing. TCE is a shipping industry performance measure used primarily to compare period-to-period changes in a company’s performance despite changes in the mix of charter types (i.e., voyage charters, time charters and contracts of affreightment) under which the vessels may be employed. We include average daily TCE, as we believe it provides additional meaningful information in conjunction with net operating revenues. Our calculation of TCE may not be comparable to that reported by other companies

The following table represents a reconciliation of operating revenues to TCE. Operating revenues are the most directly comparable financial measure calculated in accordance with U.S. GAAP for the periods presented.

	Year ended December 31, 2023	Year ended December 31, 2024
	(in thousands, except earning days and average daily time charter equivalent rate)
Fleet Data:
*** Operating revenue	$493,339	$511,667
*** Voyage expenses	74,509	72,144
Operating revenue less voyage expenses	$418,830	$439,523

***Earning days	$15,578	15,248
Average daily time charter equivalent rate	$26,886	$28,826
*** Operating revenue and voyage expenses excluding Luna Pool Collaborative Arrangements and our nine owned vessels in the independently managed Unigas Pool.

Operating Revenues – Unigas Pool. Operating revenues – Unigas Pool was $55.0 million for the year ended December 31, 2024, an increase of 9.9% compared to $50.0 million for the year ended December 31, 2023 and represents our share of the revenues earned from our nine vessels operating within the Unigas Pool, based on agreed pool points.

Operating Revenues – Luna Pool Collaborative Arrangements. Luna Pool earnings were aggregated and then allocated (after deducting pool overheads and managers' fees) to the pool participants in accordance with the Pooling Agreement. Operating revenues - Luna Pool collaborative arrangements was $nil for the year ended December 31, 2024, compared to $7.4 million for the year ended December 31, 2023 and represented our share of pool net revenues generated by the other participant’s vessels in the pool, prior to the acquisition of the vessels by Navigator Greater Bay Joint Venture. This decrease was a result of the Company no longer accounting for any of the pool vessels’ earnings under the Luna Pool collaborative arrangement following the acquisition by the Navigator Greater Bay Joint Venture of the final vessel Navigator Vega on April 13, 2023.
Brokerage Commissions. Brokerage commissions, which typically vary between 1.25% and 2.5% of operating revenues, increased by $0.1 million to $7.0 million for the year ended December 31, 2024 an increase of 1.3% compared to $6.9 million for the year ended December 31, 2023, primarily due to an increase in operating revenues on which brokerage commissions are based.
Voyage Expenses. Voyage expenses decreased by $2.4 million or 3.2% to $72.1 million for the year ended December 31, 2024, from $74.5 million for the year ended December 31, 2023. These voyage expenses are pass through costs, corresponding to a decrease in operating revenues of the same amount.
Voyage Expenses – Luna Pool Collaborative Arrangements. Voyage expenses – Luna Pool collaborative arrangements were $nil for the year ended December 31, 2024, compared to $5.6 million for the year ended December 31, 2023. These Voyage expenses – Luna Pool collaborative arrangements represent the other participant’s share of pool net revenues generated by our vessels in the pool, prior to the acquisition of the vessels by Navigator Greater Bay Joint Venture. This decrease was primarily a result of the arrangements ending with the acquisition by the Navigator Greater Bay Joint Venture of the final vessel Navigator Vega on April 13, 2023.
Vessel Operating Expenses. Vessel operating expenses increased by $4.1 million or 2.4% to $175.0 million for the year ended December 31, 2024, from $171.0 million for the year ended December 31, 2023. Average daily vessel operating expenses increased by $202 per vessel per day, or 2.4%, to $8,540 per vessel per day for the year ended December 31, 2024, compared to $8,338 per vessel per day for the year ended December 31, 2023.
Depreciation and Amortization. Depreciation and amortization increased by $3.5 million or 2.7% to $132.7 million for the year ended December 31, 2024, from $129.2 million for the year ended December 31, 2023. Depreciation and amortization included amortization of capitalized drydocking costs of $16.7 million and $13.6 million for the year ended December 31, 2024 and 2023, respectively.
General and Administrative Costs. General and administrative costs increased by $5.4 million or 17.2% to $36.6 million for the year ended December 31, 2024, from $31.2 million for the year ended December 31, 2023. The increase is in part due to non-recurring costs related to the public offering of a total of 7.0 million common shares by BW Group incurred in the year ended December 31, 2024.
Unrealized Loss on Non-designated Derivative Instruments. The unrealized loss of $7.5 million on non-designated derivative instruments for the year ended December 31, 2024 relates to a fair value loss on interest rate swaps across a number of our secured term loan and revolving credit facilities, as a result of a decrease in forward SOFR interest rates relative to the fixed rates applicable on these secured term loan and revolving credit facilities. This is compared to an unrealized loss on non-designated derivative instruments of $7.3 million for the year ended December 31, 2023.
Interest Expense. Interest expense decreased by $8.8 million, or 13.5%, to $56.1 million for the year ended December 31, 2024, from $64.9 million for the year ended December 31, 2023. This is primarily a result of a decrease in U.S. dollar SOFR rates, and reflects an average reduction in our debts in 2024 compared to 2023.
Unrealized Foreign Exchange (Loss)/Gains. The unrealized foreign exchange loss of $2.0 million for the year ended December 31, 2024, relates to losses on foreign currency cash balances held, primarily driven by the Indonesian Rupiah strengthening against the U.S. dollar during the period, compared to an unrealized gain of $0.0 million for the year ended December 31, 2023. In previous periods, unrealized foreign exchange gains and losses were reported as part of interest expense. However such movements for the year ended December 31, 2024 and future years will be presented separately.

Loss on Repayment of unsecured Senior Bonds. In connection with the repurchase of the 2020 Bonds on November 1, 2024, $1.5 million in redemption premium charges were incurred.

Write off of Deferred Financing Costs.The write off of deferred financing costs of $0.8 million for the twelve months ended December 31, 2024 relates to the write off of the unamortized portion of the deferred financing costs of our 2020 Bonds at the time of the repurchase in full of our 2020 Bonds.

Income Taxes. Income taxes relate to taxes on our subsidiaries and businesses incorporated around the world including those incorporated in the United States of America. Income taxes were $4.4 million for the year ended December 31, 2024, compared to $4.3 million for the year ended December 31, 2023, primarily as a result of movements in current and deferred taxes on our portion of the profits from the Ethylene Export Terminal.

Share of Result of Equity Method Investments. The share of the result of the Company’s 50% ownership in the Export Terminal Joint Venture was an income of $16.9 million for the year ended December 31, 2024, compared to an income of $20.6 million for the year ended December 31, 2023. This decrease is a result of reduced throughput rates of 732,378 tons across the year ended December 31, 2024, compared to 986,666 tons across the year ended December 31, 2023. This reduction was primarily due to adverse weather caused by hurricane Beryl in August 2024 and other planned and unplanned maintenance on pipeline infrastructure in the U.S. Gulf coast area, leading to fewer available export cargoes and reduced demand for ethylene-capable vessels in the twelve months ended December 31, 2024.

Non-Controlling Interest. The Company entered into a sale and leaseback arrangement for the Navigator Aurora in November 2019 with a wholly-owned special purpose vehicle of a financial institution (“Lessor SPV”). The sale and leaseback arrangement for the Navigator Aurora terminated in October 2024 and up to date of termination we were the primary beneficiary of this entity, and we were required to consolidate this variable interest entity ("VIE") into our financial results. The net income attributable to the Lessor SPV included in our financial results was $2.4 million for the year ended December 31, 2024 and was $1.6 million for the year ended December 31, 2023 and this is presented as a non-controlling interest.

In September 2022, the Company entered into the Navigator Greater Bay Joint Venture to acquire five ethylene vessels, Navigator Luna, Navigator Solar, Navigator Castor, Navigator Equator and Navigator Vega. The joint venture is owned 60% by the Company and 40% by Greater Bay Gas. The Navigator Greater Bay Joint Venture is accounted for as a consolidated subsidiary in our consolidated financial statements, with the 40% owned by Greater Bay Gas accounted for as a non-controlling interest. A gain attributable to Greater Bay Gas of $6.0 million is presented as the non-controlling interest in our financial results for the year ended December 31, 2024 compared to a gain of $3.0 million for the year ended December 31, 2023.
Results of Operations for the Year Ended December 31, 2023 Compared to the Year Ended December 31, 2022.

See “Item 5—Operating and Financial Review and Prospects—operating Results—Results of Operations for the Year Ended December 31, 2023 compared to Year Ended December 31, 2022” in our Annual Report on Form 20-F for the year ended December 31, 2023 for a discussion of our results of operations for the year ended December 31, 2023 compared to the year ended December 31, 2022 and other financial information related to the year ended December 31, 2023.

B.	Liquidity and Capital Resources

Liquidity and Cash Needs

Our primary sources of funds are cash and cash equivalents, cash from operations, undrawn bank borrowings, and proceeds from bond issuances. As of December 31, 2024, we had unrestricted cash and cash equivalents of $130.8 million, restricted cash of $9.0 million, and available but undrawn credit facilities of $nil, providing the Company with total liquidity of $139.8 million as of December 31, 2024.

As of December 31, 2024, our total current liabilities exceeded our total current assets by approximately $98.4 million, primarily due to our $210.0 million Secured Revolving Credit Facility that will mature on September 17, 2025 and has an outstanding balance of $136.0 million due on its maturity date. Our secured term loan facilities and revolving credit facilities contain covenants that require that the borrowers have liquidity of no less than (i) $35.0 million or $50.0 million, as applicable to the relevant loan facility, or (ii) 5% of total debt (representing $43.0 million as of December 31, 2024), whichever is greater. Please see “10. Secured Term Loan Facilities and Revolving Credit Facilities”, and “2024 Senior Unsecured Bonds” below.

The Company has a responsibility to evaluate whether conditions and/or events raise substantial doubt over its ability to meet its future financial obligations as they become due within one year after the date that the financial statements are issued. The Company’s $210 million September 2020 Secured Revolving Credit Facility matures on September 17, 2025, which is within twelve months of the issuance of these consolidated financial statements. On that maturity date a repayment of $136.0 million in respect of the loan facility falls due. The Company anticipates that in the absence of further refinancings or other sources of liquidity, the Company would be unable to meet its future financial obligations. This represents substantial doubt about the Company’s ability to continue as a going concern within one year after the issuance date. Management has commenced a process to refinance the September 2020 Secured Revolving Credit Facility and, through discussions with potential lenders, expects to complete this refinance in the second quarter of 2025. There can be no assurance that the Company will be able to refinance the $210 million September 2020 Secured Revolving Credit Facility. However, the accompanying consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets and liabilities or any other adjustments that might result in the event we are unable to continue as a going concern.
The Company withdrew $28.5 million of its $111.8 million Term Loan and Revolving Credit Facility in December 2024 and $40.0 million of its $210 million Term Loan and Revolving Credit Facility in December 2024. As of December 31, 2024, the Company has $nil available to be redrawn under the terms of its available Term Loan and Revolving Credit Facilities.

On February 7, 2025, the Company entered into the February 2025 Facility, to partially finance the purchase price of the three Purchased Vessels and used cash on hand to pay the remainder of the purchase price. The February 2025 Facility matures on June 7, 2026, however the borrower has an option to extend the facility for a further 18 months. The facility is non-amortizing for the period to June 7, 2026, and has a balloon repayment of $25.0 million if the 18-month extension option is to be exercised, and bears interest at a rate of Term SOFR plus 180 basis points.

The Company is aware of reports that Muhamad Kerry Adrianto and certain other business partners and executives of Pertamina, were arrested by Indonesian authorities on February 25, 2025 as part of an investigation into allegations of corruption. The allegations relate to the mismanagement of crude oil and oil refinery products at Pertamina between 2018 and 2023. The investigation by Indonesian authorities is ongoing. Mr. Adrianto serves as a director of PTNK, our Indonesian joint venture. The Company has begun taking steps to remove Mr. Adrianto from his position as a director at PTNK. Three unencumbered vessels in our fleet and approximately $38.6 million of cash, which we have determined would currently be recorded as restricted cash, are owned by PTNK. The vessels were previously on time charter to Pertamina for the transportation of liquefied petroleum gas within Indonesia, the last and most recent of which expired by its terms on February 15, 2025. We do not believe these events will have a material impact on the Company or our operations taken as a whole.

On October 17, 2024 the Company successfully issued $100 million of new Senior Unsecured Bonds (the "2024 Bonds") in the Nordic bond market. The 2024 Bonds mature in October 2029 and bear a fixed coupon of 7.25% per annum.

In connection with the 2024 Bonds issuance, the Company exercised a call option to repurchase $100 million of its existing $100 million Senior Unsecured Bonds issued in 2020 with ISIN NO0010891955 and a maturity date in September 30, 2025 (the "2020 Bonds"). Navigator exercised the call option on the 2020 Bonds at 101.6% of par value plus accrued interest and the transaction settled on November 1, 2024.

On August 9, 2024, the Company entered into a secured term loan facility with Crédit Agricole Corporate and Investment Bank, ING Bank N.V., and Skandinaviska Enskilda Banken AB (Publ) (the "August 2024 Facility"), to refinance its March 2019 secured term loan that was due to mature in March 2025, to fund the repurchase of the Navigator Aurora pursuant to the Company’s existing October 2019 sale and leaseback arrangement related to that vessel which, based on a termination notice we issued to the lessor in May 2024, terminated on October 29, 2024, and for general corporate and working capital purposes. The March 2019 secured term loan was fully repaid. The August 2024 Facility has a term of six years maturing in August 2030 and is for a maximum principal amount of $147.6 million of which $145.0 million was drawn during the third quarter of 2024. The remainder of the maximum available principal amount was drawn down on October 29, 2024. The balance amortizes quarterly followed by a final balloon payment in August 2030 of $63.9 million, and bears interest at a rate of Term SOFR plus 190 basis points, which margin includes a 5-basis point sustainability-linked element.

Our primary uses of funds are drydocking and other vessel maintenance expenditures, voyage expenses, vessel operating expenses, general and administrative costs, insurance costs, expenditures incurred in connection with ensuring that our vessels comply with international and regulatory standards, financing expenses, quarterly repayment of bank loans and the Terminal Expansion Project. We also expect to use funds in connection with our Return of Capital policy. In addition, our medium-term and long-term liquidity needs relate to debt repayments, repayment of bonds, payment for the Newbuild Vessels and other potential future vessel newbuilds, related investments, payment for the Purchased Vessels and other potential future vessel acquisitions, and or related port or terminal projects. The Company expects to finance the cost of the Newbuild Vessels using debt and cash on hand and the Company is currently assessing options in this respect. The Company expects to make payments for the Newbuild Vessels in 2025, 2026 and 2027. On February 7, 2025, the Company entered into the $74.6 million February 2025 Facility with Nordea Bank Abp, to partially finance the purchase price of the three Purchased Vessels and used cash on hand to pay the remainder of the purchase price.

As of December 31, 2024, we had $1,240.2 million in outstanding future obligations, which includes principal repayments on long-term debt, including our bonds, capital contributions to our Ethylene Terminal Expansion Project, the Newbuild Vessels under construction, and office lease commitments. Of the total outstanding obligations, $320.6 million falls due within the twelve months ending December 31, 2025, and the balance of $919.5 million falls due after December 31, 2025.
Capital Expenditures. Liquefied gas transportation by sea is a capital-intensive business, requiring significant investment to maintain an efficient fleet and to stay in regulatory compliance. Our capital expenditures, comprising vessel acquisition, vessel drydockings and ballast water treatment systems (“BWTS”) for our vessels amounted to $33.0 million, $206.7 million and $63.3 million for the years ended December 31, 2024, 2023, and 2022, respectively.

Our vessels require drydocking every five years until the age of 15 years and approximately every two and a half years thereafter. The drydocking of our vessels requires significant capital expenditure.17 of our vessel required scheduled drydocking during 2024.15 of our vessel will require scheduled drydocking during 2025. We spend significant amounts of funds on scheduled drydocking for our vessels (including the cost of classification society surveys). As our vessels age and our fleet expands, our drydocking expenses will increase. We estimate the current cost of the five-year drydocking of one of our vessels is approximately $1.5 million, the ten-year drydocking cost is approximately $1.7 million, and the 15 and 17 year drydocking costs are approximately $2.0 million each. Ongoing costs for compliance with environmental regulations are primarily included as part of our drydocking, such as the requirement to install ballast water treatment plants, and classification society survey costs, with a balance included as a component of our operating expenses.

On August 23, 2024, the Company entered into contracts for the Original Newbuild Vessels. As part of the agreements made on August 23, 2024, the Company had an option for two Additional Newbuild Vessels of the same specification and price. On November 21, 2024, the Company exercised the option and entered into contracts to build two Additional Newbuild Vessels. The Newbuild Vessels are scheduled to be delivered to the Company in March 2027, July 2027, November 2027 and January 2028 respectively, at an average shipyard price of $102.9 million per vessel. The Company expects to finance the cost of the Newbuild Vessels using debt and cash on hand and the Company is currently assessing options in this respect. The Company expects to make payments for the Newbuild Vessels in 2025, 2026 and 2027.

On January 7, 2025, the Company entered into an agreement to acquire the three Purchased Vessels. On February 19, 2025, the Company acquired the first of the three Purchased Vessels, now renamed Navigator Hyperion for $27.4 million. On February 24, 2025, the Company acquired the second of the Purchased Vessels, now renamed Navigator Titan for $27.4 million. On March 17, 2025, the Company acquired the third of the Purchased Vessels, now renamed Navigator Vesta, for $29.2 million. In February 2025, the Company entered into the February 2025 Facility, to partially finance the purchase price of the three Purchased Vessels and used cash on hand to pay the remainder of the purchase price.

We may invest further in terminal infrastructure, such as the expansion of our existing Ethylene Export Terminal. The total capital contributions required from us for our share of the construction cost for the Terminal Expansion Project are expected to be approximately $128 million. The Company financed these capital contributions using existing cash resources. Of the expected total of $128 million, $124 million has been contributed as of December 31, 2024, with approximately $89.0 million contributed during 2024. The balance of approximately $4 million was contributed during the first quarter of 2025. It is anticipated that additional debt will be raised in 2025 to recoup some of the cash reserves expended on the Terminal Expansion Project and the Company is currently assessing options in this respect.

Cash Flows .The following table summarizes our cash, cash equivalents and restricted cash provided by/(used in) operating, financing and investing activities for the periods presented:

	Year Ended December 31,
	2022	2023	2024
	(in thousands)
Net cash provided by operating activities	$130,308	$174,413	$210,523
Net cash provided by/(used in) by investing activities	29,725	(176,481)	(100,987)
Net cash (provided by)/used in financing activities	(128,225)	7,099	(126,013)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(2,837)	17	(1,968)
Net increase/(decrease) in cash, cash equivalents and restricted cash	$28,971	$5,048	$(18,445)
Net Cash Provided by Operating Activities. Net cash provided by operating activities for the year ended December 31, 2024 increased to $210.5 million, from $174.4 million for the year ended December 31, 2023, an increase of $36.1 million.This increase was primarily due to an increase in net income of $7.2 million (after adding back the non-cash unrealized loss on derivative instruments and our share of the result from equity method investments), and to changes in working capital of $35.1 million during the year ended December 31, 2024, compared to the year ended December 31, 2023 driven by a decrease of $24 million in the amounts due from related parties relating to the Luna Pool unwind as a result of the termination of the Luna Pool on November 30, 2024.

Net cash flow from operating activities depends upon charter rates attainable, fleet utilization, fluctuations in working capital balances, repairs and maintenance activity, amount and duration of drydocks and changes in interest rates and foreign currency rates.

We are required to drydock each vessel once every five years until it reaches 15 years of age, after which we drydock vessels approximately every two and a half years. Drydocking each vessel, including travelling to and from the drydock, takes approximately 20-30 days in total. Drydocking days generally include approximately 5-10 days of voyage time to and from the drydocking shipyard and approximately 15-20 days of actual drydocking time. 17 of our vessels undertook scheduled drydockings during 2024, and 14 of our vessels underwent scheduled drydockings in 2023.

We spend significant amounts of funds on scheduled drydocking for our vessels (including the cost of classification society surveys). As our vessels age and our fleet expands, our drydocking expenses will increase. We estimate the current cost of the five-year drydocking of one of our vessels is approximately $1.5 million, the ten-year drydocking cost is approximately $1.7 million, and the 15 and 17 year drydocking costs are approximately $2.0 million each. Ongoing costs for compliance with environmental regulations are primarily included as part of our drydocking, such as the requirement to install ballast water treatment plants, and classification society survey costs, with a balance included as a component of our operating expenses. Please see “Item 3—Key Information—Risk Factors—Risks Related to Our Business—Over the long-term, we will be required to make substantial capital expenditures to preserve the operating capacity of, and to grow, our fleet.”

Cash Provided by / (Used in) Investing Activities. Net cash used in investing activities was $101.0 million for the year ended December 31, 2024, primarily related to contributions to our investment in the Terminal Expansion Project of $89.0 million and $41.2 million as initial payments for the four Newbuild Vessels under construction, offset by distributions received from our investment in the Export Terminal Joint Venture of $27.1 million.

Net cash used in investing activities was $176.5 million for the year ended December 31, 2023, primarily as a result of $191.7 million for the acquisition of four vessels by the Navigator Greater Bay Joint Venture, offset by proceeds from the sale of Navigator Orion of $20.7 million and distributions received from our investment in the Export Terminal Joint Venture of $30.8 million.
Cash (Used in) / Provided by Financing Activities. Net cash used in financing activities was $126.0 million for the year ended December 31, 2024, primarily as a result of our regular quarterly debt repayments and repayment of our $107 million Secured Term Loan Facility totaling $224.7 million, quarterly dividend payments of $14.3 million, and $57.1 million under our Return of Capital policy and our other share repurchase programs and settlement of the sale and leaseback on Navigator Aurora of $48.9 million, offset by drawdown of our August 2024 facility and drawdown of our revolving credit facilities totaling $216.1 million.
Net cash provided by financing activities was $7.1 million for the year ended December 31, 2023 primarily as a result of the drawdowns of $123.6 million on our Greater Bay JV Secured Term Loan to partially finance the acquisition of four vessels; as well as $27.3 million received as a capital contribution from the non-controlling interest for those vessels, a drawdown of $200.0 million on our March 2023 Secured Term Loan which provided the financing to repay two maturing secured term loan facilities totaling $268.3 million, and offset by $48.7 million under our Return of Capital policy and our other share repurchase programs.

Cash Flows for the Year Ended December 31, 2023 Compared to the Year Ended December 31, 2022. See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Cash Flows” in our Annual Report on Form 20-F for the year ended December 31, 2023 for a discussion of our cash flows for the year ended December 31, 2023 compared to the year ended December 31, 2022.

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
Term and Facility Limits. The Terminal Facility converted from an initial construction loan to a term loan with a final maturity of December 31, 2025. Based on the committed throughput agreements for the Ethylene Export Terminal, a total of $69.0 million was drawn under the Terminal Facility of which $10.9 million was outstanding as of December 31, 2024.
Fees and Interest. The Terminal Facility is subject to quarterly repayments of principal and interest. Interest is payable at a rate of Compounded SOFR ("Comp SOFR") plus 275 to 300 basis points over the remaining term of the Terminal Facility. On July 2, 2020, we entered into floating-to-fixed interest rate swap agreements with ING Capital Markets LLC (“ING”) and Societe Generale (“SocGen”), with a termination date of December 31, 2025, to run concurrently with the Terminal Facility. Under these agreements, the notional amounts of the swaps are 80% of the amounts drawn and outstanding under the Terminal Facility. The interest rate receivable by the Marine Terminal Borrower under these interest rate swap agreements is Adjusted Daily Compounded SOFR calculated on a 360-day year basis, and the interest rate payable by the Marine Terminal Borrower under these interest rate swap agreements is 0.369% and 0.3615% per annum to ING and SocGen respectively, calculated on a 360-day year basis. Please read "Note 3. Derivative Instruments Accounted for at Fair Value to our consolidated financial statement".
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

Collectively, we refer to the debt thereunder as our “Secured Facilities.” Proceeds of the loans under our Secured Facilities are used to refinance existing secured facilities, to finance newbuildings, for acquisitions and for general corporate purposes. Please read "Note 10. Secured Term Loan Facilities and Revolving Credit Facilities to our consolidated financial statements."
The table below summarizes our secured term loan and revolving credit facilities as of December 31, 2024:

Facility agreement date	Original facility amount	Principal amount outstanding	Interest rate	Facility maturity date
	(in millions)
September 2020 Secured loan and RCF	$210.0	$143.4	Comp SOFR + 276 BPS	September 2025
March 2019 Terminal Facility	75.0	10.9	Comp SOFR + 326 BPS	December 2025
August 2021 Amendment and Restatement Agreement	67.0	34.9	Fixed 378 BPS	June 2026
October 2013 DB Credit Facility A	57.7	10.8	Comp SOFR + 247 BPS	May 2027
October 2013 Santander Credit Facility A	81.0	16.9	Comp SOFR + 247 BPS	June 2027
December 2022 Secured Term loan and RCF	111.8	83.6	Term SOFR + 209 BPS	September 2028
July 2015 DB Credit Facility B	60.9	21.6	Comp SOFR + 247 BPS	January 2029
July 2015 Santander Credit Facility B	55.8	20.9	Comp SOFR + 247 BPS	January 2029
March 2023 Secured Term Loan	200.0	141.8	Comp SOFR + 210 BPS	March 2029
December 2022 Greater Bay JV Secured Term Loan	151.3	130.8	Term SOFR + 220 BPS	December 2029
August 2024 Secured Term Loan and RCF	147.6	145.0	Term SOFR + 190 BPS	August 2030
Total	$1,218.1	$760.6

Fees and Interest. We paid arrangement and agency fees at the time of the closing of our secured term loan and revolving credit facilities. Agency fees are also due annually. Interest on amounts drawn is payable at a rate of SOFR or U.S. LIBOR, in each case plus a bank margin, for interest periods of one, three or six months or longer if agreed by all lenders in accordance with each facility.
Term and Facility Limits. Please also read "Note 10 - Secured Term Loan Facilities and Revolving Credit Facilities" to our consolidated financial statements.

February 2025 Senior Secured Term Loan Credit Facility. On February 7, 2025, the Company entered into the February 2025 Facility with Nordea Bank Abp, to partially finance the purchase price of the three Purchased Vessels and used cash on hand to pay the remainder of the purchase price. The February 2025 Facility matures on June 7, 2026, however the borrower has an option to extend the facility for a further 18 months. The facility is non-amortizing for the period to June 7, 2026, and has a balloon repayment of $25.0 million if the 18-month extension option is to be exercised, and bears interest at a rate of Term SOFR plus 180 basis points.

August 2024 Secured Term Loan and Revolving Credit Facility. On August 9, 2024, the Company entered into the August 2024 Secured Term Loan and RCF with Crédit Agricole Corporate and Investment Bank, ING Bank N.V., and Skandinaviska Enskilda Banken AB (Publ), and refinanced its March 2019 secured term loan that was due to mature in March 2025, and to fund the repurchase of Navigator Aurora pursuant to the Company’s existing October 2019 sale and leaseback arrangement related to that vessel which, based on a termination notice we issued to the lessor in May 2024, terminated on October 29, 2024, and for general corporate and working capital purposes. The March 2019 secured term loan was fully repaid. The August 2024 Secured Term Facility has a term of six years maturing in August 2030 and is for a maximum principal amount of $147.6 million which was fully drawn down. The outstanding balance amortizes quarterly followed by a final balloon payment in August 2030 of $63.9 million and bears interest at a rate of Term SOFR plus 190 basis points, which margin includes a 5-basis point sustainability-linked element.
March 2023 Senior Secured Term Loan. On March 20, 2023, the Company entered into a senior secured term loan with Nordea Bank ABP, ABN AMRO Bank N.V. Skandinaviska Enskilda Banken AB (Publ), and BNP Paribas S.A. to refinance the June 2017 Secured Term Loan and Revolving Credit Facility and the October 2016 Secured Term Loan and Revolving Credit Facility that were due to mature in June and October 2023, respectively. The facility has a term of six years, maturing in March 2029 and is for a maximum principal amount of $200.0 million. The available facility amount shall be reduced quarterly by an amount of $8.3 million followed by a final balloon payment in March 2029 of $20.6 million. As of December 31, 2024, the Facility was fully drawn with an amount outstanding of $141.8 million Interest on amounts drawn is payable at a rate of Comp SOFR plus 210 basis points.
March 2019 Secured Term Loan Facility. The March 2019 secured term loan facility has a term of six years from the date of the agreement and matures in March 2025. It has a maximum principal amount of $107.0 million. The facility was fully repaid in August 2024 from the proceeds of the August 2024 Secured Term Loan and Revolving Credit Facility.
September 2020 Secured Revolving Credit Facility. The September 2020 secured revolving credit facility initially had a term of four years, with an option, subject to Lenders consent to extend the maturity date of the facility by 12 months to September 2025. On November 28, 2022, the Company entered into a supplemental amendment agreement to extend the facility by the 12-month option period, and at the same time converted the reference rate from U.S LIBOR to Compounded SOFR ("Comp SOFR") with effect from the subsequent loan rollover date, being December 31, 2022. Under the amended agreement, the aggregate fair market value of the collateral vessels must be no less than 125% of the aggregate outstanding borrowing under the facility. Interest on amounts drawn is payable at a rate of Comp SOFR plus 276 basis points per annum and $143.4 million was outstanding at December 31, 2024.
August 2021 Amendment and Restatement Agreement. In August 2021, as a result of the Ultragas Transaction, the Company entered into the August 2021 Amendment and Restatement Agreement relating to a previously issued 2019 Senior Term Loan Facility, with four vessel owning entities as borrowers for a maximum principal amount of $67.0 million. The facility matures in August 2026. It is fully drawn down as of December 31, 2024, the amount outstanding was $34.9 million which is repayable in equal half yearly instalments of approximately $2.9 million followed by a payment of $26.2 million on the final repayment date of June 1, 2026. Under Amendment no.1 of the facility, dated June 2019, the overall rate of the facility on each tranche was fixed at interest rates between 3.77% and 3.780%. In August 2021, as part of the Ultragas Transaction, the Company became guarantor for the following four Senior Secured Term Loan Facilities, previously entered into by Othello Shipping Company S.A. or certain of its wholly owned vessel owning entities.
October 20213 DB Credit Facility A. On October 25, 2013, Atlanticgas Shipping Inc. and Balearicgas Shipping Inc. entered into the DB Credit Facility A for a maximum principal amount of $57.7 million, to finance two newbuild LPG carriers, Navigator Atlantic (formerly Atlantic Gas) and Navigator Balearic (formerly Balearic Gas). The facility had a term of twelve years from the date of the vessels’ deliveries, maturing in April 2027. It is fully drawn down as of December 31, 2024, with an amount outstanding of $10.8 million which is repayable for each vessel tranche in half yearly installments of $1.2 million. Interest on amounts drawn is payable at a rate of Comp SOFR plus 247 basis points per annum. This loan facility is secured by first priority mortgages on each of the secured vessels as well as assignments of earnings and insurances on these vessels.
October 20213 Santander Credit Facility A. On October 30, 2013, Adriaticgas Shipping Inc., Celticgas Shipping Inc. and Lalandia Shipping Company S.A entered into the Santander Credit Facility A for a maximum principal amount of $81.0 million, to finance three newbuild LPG carriers, Adriatic Gas, Navigator Celtic (formerly Celtic Gas) and Happy Albatross. The facility has a term of twelve years from the date of the vessels’ deliveries, maturing in May 2027. It is fully drawn down as of December 31, 2024, with an amount outstanding of $16.9 million which is repayable for each vessel tranche in half yearly installments of between $1.0 million and $1.2 million for twelve years from the date of each vessel drawdown. Interest on amounts drawn is payable at a rate of Comp SOFR plus 247 basis points per annum. This loan facility is secured by first priority mortgages on each of the secured vessels as well as assignments of earnings and insurances on these vessels.
July 2015 DB Credit Facility B. On July 31, 2015, Beringgas Shipping Inc and Pacificgas Shipping Inc entered into the DB Credit Facility B for a maximum principal amount of $60.9 million, to finance two newbuild LPG carriers, Bering Gas and Pacific Gas. The facility had a term of twelve years from the date of the vessels’ deliveries, maturing in December 2028. It is fully drawn down as of December 31, 2024, with an amount outstanding of $21.6 million which is repayable for each vessel tranche in half yearly installments of $1.3 million for twelve years from the date of each vessel drawdown. Interest on amounts drawn is payable at a rate of Comp SOFR plus 247 basis points per annum. This loan facility is secured by first priority mortgages on both of the secured vessels as well as assignments of earnings and insurances on these vessels.

July 2015 Santander Credit Facility B. On July 31, 2015, Arcticgas Shipping Inc and Falstria Shipping Company S.A entered into the Santander Credit Facility B for a maximum principal amount of $55.8 million, to finance two newbuild LPG carriers, Arctic Gas and Happy Avocet. The facility has a term of twelve years from the date of the vessels’ deliveries, maturing in January 2029. It is fully drawn down as of December 31, 2024, with an amount outstanding of $20.9 million which is repayable for each vessel tranche in half yearly installments of $1.1 million and $1.3 million for twelve years from the date of each vessel drawdown. Interest on amounts drawn is payable at a rate of Comp SOFR plus 247 basis points per annum. This loan facility is secured by first priority mortgages on both of the secured vessels as well as assignments of earnings and insurances on these vessels.
December 2022 Secured Term Loan and Revolving Credit Facility. The December 2022 secured term loan and revolving credit facility has a term of six years from the date of the agreement and matures in September 2028. It has a maximum principal amount of $111.8 million and was entered into to refinance five of our vessels that were secured within a prior facility, and for general corporate purposes. The facility is fully drawn as of December 31, 2024, with amount outstanding of $83.6 million. The aggregate fair market value of the collateral vessels must be no less than 135% of the aggregate outstanding borrowings under the facility. Interest on amounts drawn is payable at a rate of Term SOFR plus 209 basis points per annum.
December 2022 Greater Bay JV Term Loan Facility. The Greater Bay JV term loan facility was entered into to finance the intended acquisition of five ethylene capable liquefied carriers from Pacific Gas. It has a term of six years with effect from the date of each vessel drawdown and has a maximum principal amount of $151.3 million. As of December 31, 2024, the facility was fully drawn with an amount outstanding of $130.8 million. The aggregate fair market value of the collateral vessels must be no less than 125% of the aggregate outstanding borrowings under the facility. Interest on amounts drawn is payable at a rate of Term SOFR plus 220 basis points per annum.
Prepayments/Repayments. The borrowers may voluntarily prepay indebtedness under our secured term loan facilities at any time, without premium or penalty, in whole or in part upon prior written notice to the facility agent, subject to customary compensation for SOFR or LIBOR. For the September 2020 secured revolving credit facility and the December 2022 secured term loan and revolving credit facility and the August 2024 Secured Term Loan and revolving credit facility, the borrowers may re-borrow and prepay amounts. For all other secured term loan facilities referred to above, the borrowers may not re-borrow any amount that has been so prepaid.

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

Other than as stated, our compliance with the financial covenants is measured as of the end of each fiscal quarter or each half year. As of December 31, 2024 and 2023, we were in compliance with all covenants under the secured term loan facilities and revolving credit facilities, including with respect to the aggregate fair market value of our collateral vessels.

The borrowers are also required to deliver semi-annual compliance certificates, which include valuations of the vessels securing the applicable facility from independent ship brokers. Upon delivery of the valuation, if the market value of the collateral vessels is less than 125% to 135% of the outstanding indebtedness under the facilities, as applicable, the borrowers must either provide additional collateral or repay any amount in excess of 125% to 135% of the market value of the collateral vessels, as applicable. This covenant is measured semi-annually on June 30 and December 31. As of December 31, 2024, we had an aggregate excess of $944.7 million above the levels required by these covenants.

2024 Senior Unsecured Bonds

General. On October 17, 2024, we issued senior unsecured bonds in an aggregate principal amount of $100 million with Nordic Trustee AS as the bond trustee (the “2024 Bonds”). The net proceeds of the issuance of the 2024 Bonds were used to redeem in full all of our previously outstanding 2020 Bonds.

The 2024 Bonds are governed by Norwegian law and under the terms of the 2024 Bond, they are required to by listed on the Nordic ABM, which is operated and organized by Oslo Børs ASA, within 9 months of being issued. The listing is expected to be completed in the second quarter of 2025.

Interest. Interest on the 2024 Bonds is payable at a fixed rate of 7.25% per annum, calculated on a 360-day year basis. Interest is payable semi- annually in arrears on April 30 and October 30 of each year.

Maturity. The 2024 Bonds mature on October 30, 2029 and become repayable on that date.

Optional Redemption. We may redeem the 2024 Bonds, in whole or in part at any time. Any 2024 Bonds redeemed; up until October 29, 2027 will be priced at the aggregate of the present value (discounted at 412 basis points) on the Repayment Date of the Nominal Amount and the remaining interest payments up to October 30, 2027; from October 30, 2027 to April 29, 2028, are redeemable at 102.9% of par; from April 30, 2028 to October 29, 2028, are redeemable at 102.175% of par; from October 30, 2028 to April 29, 2029, are redeemable at 101.45% of par; and from April 30, 2029 to October 29, 2029, are redeemable at 100% of par; in each case, in cash plus accrued interest.

Additionally, upon the occurrence of a “Change of Control Event” (as defined in the bond agreement for the 2024 Bonds, (the “2024 Bond Agreement”)), the holders of 2024 Bonds have the option to require us to repay such holders’ outstanding principal amount of 2024 Bonds at 101% of par, plus accrued interest.

Financial Covenants. The 2024 Bond Agreement contains financial covenants requiring us, among other things, to ensure that:

•we and our subsidiaries maintain a minimum liquidity of no less than $35 million; and
•we and our subsidiaries maintain an Equity Ratio (as defined in the 2024 Bond Agreement) of at least 30%.

Our compliance with the covenants listed above is measured as of the end of each fiscal quarter. As of December 31, 2024, we were in compliance with all covenants under the 2024 Bonds.

Restrictive Covenants. The 2024 Bonds provide that we may declare or pay dividends to shareholders provided the Company maintains a minimum liquidity of $45 million unless an event of default has occurred and is continuing. The 2024 Bond Agreement also limits us and our subsidiaries from, among other things, entering into mergers and de-mergers, engaging in transactions with affiliates or incurring any additional liens which would have a material adverse effect. In addition, the 2024 Bond Agreement includes customary events of default, including those relating to a failure to pay principal or interest, a breach of covenant, false representation or warranty, a cross-default to other indebtedness, the occurrence of a material adverse effect, or our insolvency or dissolution.

2020 Senior Unsecured Bonds

General. On September 10, 2020, the Company issued 5-year senior unsecured bonds with a maturity in 2025 in an aggregate principal amount of $100 million with Nordic Trustee AS as the bond trustee (the “2020 Bonds”). The net proceeds of the issuance of the 2020 Bonds were used to redeem in full all of our previously outstanding 2017 Bonds. The 2020 Bonds were governed by Norwegian law and were listed on the Nordic ABM which is operated and organized by Oslo Børs ASA.

In September 2023 we purchased $9.0 million of the 2020 Bonds in the open market using cash on hand. These purchased 2020 Bonds were not cancelled or redeemed.

Interest. Interest on the 2020 Bonds was payable at a fixed rate of 8.0% per annum, calculated on a 360-day year basis, payable semi-annually in arrears on March 10 and September 10 of each year.

Redemption. The Company exercised a call option on the 2020 Bonds at 101.6% of par value plus accrued interest and the transaction settled on November 1, 2024. The 2020 Bonds are fully redeemed and has no financial covenants as of as of December 31, 2024.

Lessor VIE Debt

In October 2019, we entered into a sale and leaseback transaction to refinance one of our vessels, Navigator Aurora¸ with a lessor, OCY Aurora Ltd, a special purpose vehicle (“SPV”) and wholly owned subsidiary of Ocean Yield Malta Limited. The SPV was determined to be a variable interest entity (“VIE”). We are deemed to be the primary beneficiary of the VIE, and as a result, we are required by U.S. GAAP to consolidate the SPV into our results. The loan described below under “—Navigator Aurora Facility” relates to the VIE. Although we have no control over the funding arrangements of this entity, we are required to consolidate this loan facility into our financial results. The SPV, which owns Navigator Aurora, entered into secured financing agreements for $69 million consisting of a USD denominated loan facility, the “Navigator Aurora Facility”. The Navigator Aurora Facility was a seven-year unsecured loan provided by OCY Malta Limited, the parent of OCY Aurora Ltd.,

On October 29, 2024, the Company terminated the sale and leaseback transaction provided by OCY Malta Limited, the parent of OCY Aurora Ltd., and paid $44.8 million to acquire full ownership of Navigator Aurora. As of this date OCY Aurora Ltd will no longer be consolidated into our financial statements and we are not deemed the primary beneficiary of the VIE. As of December 31, 2024, the balance was fully settled (December 31, 2023: $48.1 million).

C.	Research and Development Patents and Licenses etc.
We do not undertake any significant expenditure on research and development and have no significant interests in patents or licenses.

D.	Trend Information
Going Concern. The Company has a responsibility to evaluate whether conditions and/or events raise substantial doubt over its ability to meet its future financial obligations as they become due within one year after the date that the financial statements are issued. The Company’s $210 million September 2020 Secured Revolving Credit Facility matures on September 17, 2025, which is within twelve months of the planned issuance of the consolidated financial statements. On that maturity date a repayment of $136 million in respect of the loan facility falls due. The Company anticipates that in the absence of further refinancings or other sources of liquidity, the Company would be unable to meet its future financial obligations. This represents substantial doubt about the Company’s ability to continue as a going concern. Management has commenced a process to refinance the September 2020 Secured Revolving Credit Facility and, through discussions with potential lenders, expects to complete this refinance in the second quarter of 2025. There can be no assurance that the Company will be able to refinance the $210 million September 2020 Secured Revolving Credit Facility.

Cash Dividend and Share Repurchases. The Company’s current Return of Capital policy, which is subject to operating needs, market conditions, legal requirements, stock price and other circumstances, consists of paying out quarterly cash dividends of $0.05 per share of common stock and returning additional capital in the form of additional cash dividends and/or share repurchases, such that the two elements combined equal at least 25% of net income for the applicable quarter.

As part of the Return of Capital policy, we expect to repurchase the Company’s common stock (the “Share Repurchases”) and any such Share Repurchases will be made via open market transactions, privately negotiated transactions or any other method permitted under U.S. securities laws and the rules of the U.S. Securities and Exchange Commission.

As of March 25, 2025, the Company has purchased and canceled 8,120,034 shares of common stock for a total amount of approximately $113.2 million (an average price of $13.94 per share) since inception of the share repurchase program.

Pursuant to the Return of Capital policy, we declared and paid cash dividends of $0.05 per share of the Company’s common stock, totaling an aggregate of $14.3 million during the year ended December 31, 2024. ($7.3 million during the year ended December 31, 2023).

On March 10, 2025, the Company's Board of Directors declared a cash dividend of $0.05 per share of the Company’s common stock for the three months ended December 31, 2024, payable on April 3, 2025 to all shareholders of record as of the close of business New York time on March 24, 2025.

The aggregate amount of the dividend is expected to be approximately $3.5 million, which the Company anticipates will be funded from cash on hand. Also as part of the Company's Return of Capital policy for the three months ended December 31, 2024, the Company has repurchased approximately $1.9 million of common stock between March 16, 2025, and March 31, 2025, such that the Dividend and Share Repurchases together equal 25% of net income for the three months ended December 31, 2024.

Declarations of any dividends in the future, and the amount of any such dividends, are subject to the discretion of the Company’s Board. The Return of Capital policy does not oblige the Company to pay any dividends or repurchase any of its shares in the future and it may be suspended, discontinued or modified by the Company at any time, for any reason. Further, the timing of any share repurchases under the Return of Capital policy will be determined by the Company’s management and will depend on operating needs, market conditions, legal requirements, stock price, and other circumstances. See "Item 3—Key Information—Risk Factors— We have recently declared quarterly dividends, but we can give no assurance that dividends will be paid in the future in any amount or at all.
Ethylene Export Terminal. The Ethylene Export Terminal throughput for the year ended December 31, 2024 was 732,378 metric tons of ethylene, compared to 986,666 tons for the year ended December 31, 2023.

Throughput in the Ethylene Export Terminal achieved 732,378 metric tons during 2024, compared to 986,666 metric tons for the year ended December 31, 2023. U.S. domestic ethylene prices continued on an upward trajectory during the year, largely due to ongoing maintenance at upstream supply facilities. Such increased prices narrowed the arbitrage between the U.S. and Asia, resulting in a dampening of shipping trading conditions for ethylene, however this was offset by strong ethane demand from China that boosted shipping conditions.

Together with Enterprise Products Partners L.P., our joint venture partner, we agreed to invest in an expansion of the Ethylene Export Terminal (the “Terminal Expansion Project”). The Terminal Expansion Project increases the export capacity of the Ethylene Export Terminal from approximately one million tons of ethylene per annum to at least 1.55 million tons per annum and was completed and put into service on December 19, 2024. Two new multi-year offtake contracts related to the expanded volume have been signed, and we continue to expect that additional capacity will be contracted throughout 2025. Until further offtake term contracts are signed, volumes will be sold on a spot basis.

The total capital contributions required from us for our share of the construction cost for the Terminal Expansion Project are expected to be approximately $128 million. The Company financed these capital contributions using existing cash resources. Of the expected total of $128 million, $124 million had been contributed as of December 31, 2024, with approximately $89 million of this being contributed during 2024. The final balance of approximately $4 million was contributed during the first quarter of 2025. It is anticipated that additional debt will be raised in 2025 to recoup some of the cash reserves expended on the Terminal Expansion Project and the Company is currently assessing options in this respect.
Shipping Trends. The Company’s average vessel utilization for the year ended December 31, 2024 was 91.5% compared to 92.5% for the year ended December 31, 2023. Our average vessel utilization for the fourth quarter of 2024 was on 92.2% compared to 91.3% for the fourth quarter of 2023.

According to broker reports, the handysized semi-refrigerated 12-month market assessment remained stable in 2024. It started the year at $975,000 per calendar month (“pcm”) on January 1, 2024 and decreased to approximately $965,000 pcm at December 31, 2024. Throughout 2024, handysized fully refrigerated vessel rates decreased by 11% from $915,000 pcm at the start of 2024 to $810,000 pcm at the end of 2024. For handysize ethylene vessels, rates decreased by 14%, from $1,400,000 pcm at the start of 2024 to $1,215,000 pcm at the end of 2024.

On December 31, 2024 the newbuild orderbook for handysize vessels stood at 10 vessels, which constitutes approximately 8% of the current global handysize fleet of 124 units. Although this is an increase compared to previous years, it is still a small orderbook, especially in comparison with the larger (midsize) segment, on which the orderbook is 60 units out of a current fleet of 139 units – corresponding to about 43% in terms of vessels. Out of the handysize orderbook, 4 units are combined CO2/LPG carriers, which should eventually and move into liquefied CO2 transportation.

Newbuild Vessels. On August 23, 2024, the Company entered into contracts to build two new 48,500 cubic meter capacity liquefied ethylene gas carriers with Jiangnan Shipyard (Group) Co., Ltd. and China Shipbuilding Trading Co., Ltd., in China (the “Original Newbuild Vessels”). As part of the agreements made on August 23, 2024, the Company had an option for two additional newbuild vessels of the same specification and price. On November 21, 2024 the Company exercised the option and entered into contracts to build an additional two new 48,500 cubic meter capacity liquefied ethylene gas carriers ("the Additional Newbuild Vessels"). The Original Newbuild Vessels and Additional Newbuild Vessels (together the "Newbuild Vessels") are scheduled to be delivered to the Company in March 2027, July 2027, November 2027 and January 2028 respectively, at an average shipyard price of $102.9 million per vessel.

The Newbuild Vessels are expected to be able to carry a wide variety of gas products, ranging from the most complex petrochemical gases, such as ethylene and ethane, to LPG and clean ammonia. The Newbuild Vessels are expected to be fitted with dual-fuel engines to facilitate ethane as a low-carbon intensity transitional fuel and made retrofit-ready for using ammonia as a fuel in the future. Additionally, the Newbuild Vessels will be capable of transiting through both the old and new Panama Canal locks, providing enhanced flexibility. The Company expects to finance the cost of the Newbuild Vessels using debt and cash on hand and the Company is currently assessing options in this respect.

The Company has signed its first time charter contract for a short-term period for one of its Newbuild Vessels, and discussions are ongoing with other customers who have expressed interest in chartering the Newbuild Vessels.

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

Valuation of Vessels. As of December 31, 2024, the aggregate carrying value of our 56 vessels in operation, including drydocking costs, was $1,654 million. We review our vessels for impairment when events or circumstances indicate the carrying amount of the vessel and capitalized drydocking costs might not be recoverable. The estimates and assumptions regarding expected cash flows require considerable judgment and are based upon historical experience, financial forecasts and industry trends and conditions and reflect management’s assumptions and judgements regarding (i) the estimated remaining useful lives of the vessels and capitalized drydocking costs.

We determined that there are no circumstances that indicate the carry amount of vessels and capitalized drydocking costs might not be recoverable at the year ended December 31, 2024. We have not recorded an impairment loss for the year ended December 31, 2024 or December 31, 2023, and 2022.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management
Directors

Set forth below are the names, ages and positions of our directors.

Name	Age	Position
Dag von Appen	62	Director and Non-executive Chairman of the Board
Yngvil Åsheim	56	Director
Dr. Heiko Fischer	57	Director
Janette Marx	49	Director
Dr. Anita Odedra	54	Director
Peter Stokes	74	Director
Florian Weidinger	43	Director

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
Dr. Heiko Fischer. Dr. Heiko Fischer has been a member of the Board since December 2011. From May 2004 to June 2021, Dr. Fischer was Chief Executive Officer and Chairman of the Executive Board of VTG Aktiengesellschaft, a German railroad freight car lessor and logistics company which traded on the Frankfurt Stock Exchange between 2007 and 2019. He was a member of the Supervisory Board of Hapag-Lloyd AG, a German container shipping company, as well as the Chairman of the Supervisory Board of Northrail AG. He is the Chairman of the Advisory Board of TRANSWAGGON-Group and a member of the Advisory Boards of BPGC Management LP, Brueckenhaus Grundstueckgesellschaft m.b.H. and Kommanditgesellschaft Brueckenhaus Grundstuecksgesellschaft m.b.H. & Co., as well as a member of the Administrative Boards of TRANSWAGGON AG and Waggon Holding AG. Dr. Fischer graduated from the University at Albany (SUNY) with an MBA in 1992, and from Julius-Maximilians-University in Wuerzburg, Germany with a PhD in Economic Sciences in 1996.

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

Dr. Anita Odedra. Dr. Anita Odedra has been a member of the Board since March 2022. Dr. Odedra was formerly Executive Vice President, LNG Marketing and Trading at Tellurian Inc. from 2018 to 2025, Executive Vice President at Angelicoussis Shipping Group Limited from 2016 to 2018 and Vice President, Shipping & Commercial Operations for Cheniere Marketing Limited from February 2016 to July 2016. Dr. Odedra spent 19 years at BG Group, where she worked across all aspects of BG’s business, including exploration, production, trading, marketing and business development. Dr. Odedra has a PhD in Rock Physics from University College London and the University of Tokyo and a BSC in Geology from Imperial College, University of London.

Peter Stokes. Peter Stokes has been a member of the Board since August 4, 2021, as a designee of Naviera Ultranav Limitada. Through his work as a senior investment banker and boards of director positions, Mr. Stokes has long-standing experience in acting as advisor to many shipping companies. Mr. Stokes was Chairman of the Global Maritime Forum between 2017 and 2022. Mr. Stokes was a director and subsequently senior adviser of Lazard Ltd. from 1998 to 2021. Prior to joining Lazard, Mr. Stokes was a founder and partner of Castalia Partners from 1992 to 1998. Due to his breadth of knowledge, Mr. Stokes is a frequent speaker at international shipping and finance conferences. Mr. Stokes is a British citizen and resides in England.

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

Name	Age	Position
Mads Peter Zacho	55	Chief Executive Officer
Gary Chapman	50	Chief Financial Officer
Oeyvind Lindeman	45	Chief Commercial Officer
Michael Schröder	60	Chief Operating Officer

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
Gary Chapman. Gary Chapman was appointed as Chief Financial Officer in October 2023. Mr. Chapman joined Navigator from KNOT Offshore Partners LP, an NYSE-listed owner and operator of shuttle tankers, where from 2019 he served as both CEO and CFO. Prior to that, Gary was Chief Financial Officer of Biggin Hill Airport Ltd., a private business aviation airport in London, and served for 14 years as Finance Director of NYK’s energy transport business in the EMEA region and as European Head of Tax for the NYK Group in Europe. Gary also performed various audit and tax roles over 7 years with KPMG, including as a member of the Oil and Gas Group. Gary is a fellow of the Institute of Chartered Accountants in England & Wales and resides in London.

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
Michael Schröder. Michael Schröder joined Navigator following the merger with Ultragas ApS in August 2021, where he served as Chief Executive Officer. During his 32-year career, Mr. Schröder held several senior management positions in Chile and elsewhere. He has served on boards of shipping and logistic companies, as well as international shipping institutions. Mr. Schröder graduated as Industrial Engineer from the Pontificia Universidad Católica de Chile and later obtained an MBA from same university. He completed an Advanced Management Program at Harvard Business School (Boston). Mr. Schröder is German and Chilean citizen, and resides in Denmark.

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

In 2024, a special committee of the Board was formed. Members of the special committee received a meeting fee of $1,500 for each special committee meeting attended. In addition, each member of the special committee received a fee of $2,500 per month, while the chair of the special committee received an additional amount of $2,500 per month.

For the year ended December 31, 2024, we granted a total of 41,291 shares of restricted stock pursuant to awards under the 2023 LTIP (as defined below) in the aggregate to all of the non-employee directors of the company as part of their compensation, which such awards, as noted above, vest and become free of restrictions on the first anniversary of the grant date.

Each director will be fully indemnified by us for actions associated with being a director to the extent permitted under Marshall Islands law.
Compensation of Management

Our officers receive compensation for the services they provide to us. For the purposes of this annual report, all forms of compensation paid to our officers have been converted to U.S. dollars. For the year ended December 31, 2024, the aggregate cash compensation paid to all officers as a group was $2.2 million. The cash compensation for each officer is comprised of base salary, pension contributions or amounts in lieu of pension contributions and bonus. Our officers are eligible to receive a discretionary annual cash bonus based on certain performance criteria determined by the compensation committee of our Board, or the “Compensation Committee,” and approved by our Board. Regardless of performance, the annual cash bonuses are paid at the sole discretion of the Compensation Committee, subject to approval by our Board.

For the year ended December 31, 2024, a total of 339,592 share options were granted to all of our officers in the aggregate under the 2023 restricted Stock Plan or the “2023 Plan”, which can be exercised between the third and the sixth anniversary of the grant date.

Our officers are eligible to participate in certain welfare benefit programs we offer, including life insurance, permanent health insurance, and private medical insurance. For the year ended December 31, 2024, the cost of these benefits provided to our officers was in the aggregate approximately $50,000.

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
Restricted Shares. A restricted share grant is an award of common stock that vests over a period of time and that during such time is subject to forfeiture. The Plan Administrator may determine to make grants of restricted shares under the plan to participants containing such terms as the Plan Administrator shall determine. The Plan Administrator will determine the period over which restricted shares granted to participants will vest. The Plan Administrator may require or permit participants who hold restricted shares to elect that cash dividends paid with respect thereto be reinvested in additional restricted shares, applied to the purchase of additional awards or deferred without interest to the date of vesting of the associated restricted shares, so long as any election complies with the non qualified deferred compensation rules under Internal Revenue Code Section 409A. Where shares or other property (other than cash) are distributed in connection with a stock split or stock dividend, such shares or other property will be subject to the same restrictions and risk of forfeiture as the underlying restricted shares, with respect to which it was distributed.
Share Options. A share option is a right to purchase shares at a specified price during specified time periods. The 2023 LTIP permits the grant of options covering our common stock. The Plan Administrator may make grants under the plan to participants containing such terms as the Plan Administrator shall determine. Share options will have an exercise price that may not be less than the fair market value of our common stock on the date of grant. Share options granted under the 2023 LTIP will be non-qualified share options. Share options granted will become exercisable over a period determined by the Plan Administrator. No share option will have a term that exceeds ten years. The availability of share options is intended to furnish additional compensation to plan participants and to align their economic interests with those of common shareholders.
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

As described above under “—Compensation of Management” and “—Compensation of Directors,” during the year ended December 31, 2024, we granted a total of (i) 10,819 shares of restricted stock under the 2013 LTIP to our officers and (ii) 36,327 shares of restricted stock under the 2013 LTIP to our non-employee directors. The restricted stock awards granted to our officers vest and become free of restrictions on the third anniversary of the date of grant while the restricted stock awards granted to our non-employee directors vest and become free of restrictions on the first anniversary of the date of grant. Following the adoption of the 2023 LTIP (described below), future equity awards granted to our officers and directors will be made under the 2023 LTIP.
Benefit Plans and Programs

We sponsor a money purchase defined contribution plan, which we refer to as a personal pension plan, for all employees. Each employee is eligible to contribute up to 100% of their annual salary to their personal pension plan and we will contribute, depending on an employee’s criteria, up to 10% of the employee’s annual salary. For the year ended December 31, 2024, we paid an aggregate of approximately $88,404 in contributions to the personal pension plan for our four officers (December 31, 2023: $56,700). For the year ended December 31, 2024, we paid an aggregate of $0.6 million in contributions to the personal pension plans for all other eligible employees (December 31, 2023: $0.6 million).

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
Audit Committee. Our audit committee consists of Mr. Weidinger, Dr. Fischer, Ms. Marx and Dr. Odedra, with Mr. Weidinger as chairperson. Our board of directors has determined that all members of the audit committee satisfy the independence standards established by the NYSE and that each qualifies as an “audit committee financial expert,” as such term is defined in Regulation S-K promulgated by the SEC. The audit committee is responsible for, among other things, the hiring or termination of the independent registered public accounting firm; approving any non-audit work performed by such independent registered public accounting firm; and assisting the board in monitoring the integrity of our consolidated financial statements, the independent registered public accounting firms qualifications and independence, the performance of the independent registered public accounting firm and our compliance with legal and regulatory requirements.
Nominations Committee. Our nominations committee consists of Mr. Stokes, Mr. Weidinger and Dr. Odedra with Mr. Weidinger as chairperson. The nominations committee is responsible for, among other things, the selection and recommendation to the board of prospective directors, officers and committee member candidates.
Compensation Committee. Our compensation committee consists of Ms. Åsheim, Ms Marx and Dr. Fischer, with Dr. Fischer as chairperson. The compensation committee is responsible for, among other things, developing and recommending to the board of directors compensation for board members and establishing compensation arrangements and incentive goals for the Company's senior executive officers.

ESG Committee. Our ESG committee consists of Ms. Åsheim, Mr. Stokes and Dr. Odedra with Dr. Odedra as chairperson. The ESG Committee is responsible for, among other things, identifying environmental, social and governance (“ESG”) priorities to integrate a more sustainable approach to business in the Company’s long-term strategy. The Committee will provide overall oversight in implementing the Company’s ESG initiatives whilst establishing and reinforcing a culture of open discussion and communication on ESG topics.

D.	Employees
We had 175 shore based employees as of December 31, 2024, compared to 174 employees as of December 31, 2023, and 155 as of December 31, 2022. We also had approximately 1,800 crew onboard our vessels as of December 31, 2024, of which approximately 1,200 are provided by our crewing and technical managers under separate crew management agreements. We consider our employee relations to be good.

E.	Share Ownership
See “Item 7—Major Shareholders and Related Party Transactions—Major Shareholders.”

F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation
Not Applicable

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders
The following table sets forth certain information regarding the beneficial ownership of our common stock as of March 25, 2025:
•each person known by us to be a beneficial owner of more than 5% of our common stock;
•each of our directors;
•each of our executive officers; and
•all directors and executive officers as a group.

The data set forth below is based on information filed with the SEC and information provided to us prior to March 25, 2025. Except as otherwise indicated, the person or entities listed below have sole voting and investment power with respect to all of our shares of common stock beneficially owned by them, subject to community property laws where applicable.

	Common Stock Beneficially Owned
Name of Beneficial Owner	Number of Shares (1)	Percent
BW Group (2)	14,890,748	21.5%
Naviera Ultranav Dos Limitada (3)	21,202,671	30.5%
Neil Gagnon (4)	3,816,409	5.5%
Dag von Appen (5)	429,447	*
Dr. Heiko Fischer	86,359	*
Florian Weidinger	52,388	*
Michael Schröder	25,000	*
Peter Stokes	14,134	*
Anita Odedra	13,365	*
Yngvil Asheim	8,871	*
Janette Marx	8,871	*
Oeyvind Lindeman	8,327	*
All executive officers and directors as a group (10 persons)	646,762	0.8%

*	Less than 1%.

(1)	Unless otherwise indicated, all shares of common stock are owned directly by the named holder and such holder has sole power to vote and dispose of such shares. Unless otherwise noted, the address for each beneficial owner named above is: 10 Bressenden Place, London, SW1E 5DH, United Kingdom.

(2)
Represents 14,890,748 shares of common stock held directly by BW Group. The address of entity and person identified in this note is c/o Inchona Services Limited, Washington Mall Phase 2, 4th Floor, Suite 400, 22 Church Street, HM 1189, Hamilton HMEX, Bermuda. Mr Sohmen-Pao is Chairman of BW Group.

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

The related party transactions that we were party to between January 1, 2024, and December 31, 2024, are described in Note 19. Related Party Transactions to our consolidated financial statements.

Investor Rights Agreements

On December 22, 2020, we entered into an Investor Rights Agreement with BW Group (the “BW Group Investor Rights Agreement”), which provides BW Group with the right to designate two members of the board of directors of Navigator (provided that BW Group maintains certain ownership levels) and with certain registration rights and informational rights.

On August 4, 2021, we entered into an Investor Rights Agreement with Ultranav International S.A. and Ultranav Denmark ApS (the “Ultranav Investor Rights Agreement”), which provides Ultranav with the right to designate two members of the board of directors of Navigator (provided that Ultranav maintains certain ownership levels) and with certain registration rights and informational rights. In connection with the Ultragas Transaction, the Company also amended and restated the BW Group Investor Rights Agreement to conform the terms of such agreement with the Ultranav Investor Rights Agreement.

C.	Interests of Experts and Counsel
Not applicable.

Item 8.	Financial Information

A.	Consolidated Statements and Other Financial Information
Please see “Item 18—Financial Statements” below for additional information required to be disclosed under this item.

Legal Proceedings

In the future we may be subject to legal proceedings and claims in the ordinary course of business, including personal injury and property casualty claims. These claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. We are not aware of any legal proceedings or claims that we believe will have, individually or in the aggregate, a material adverse effect on our consolidated financial statements.

Return of Capital Policy

The Company’s current Return of Capital policy, which is subject to operating needs, market conditions, legal requirements, stock price and other circumstances, consists of paying out quarterly cash dividends of $0.05 per share of common stock and returning additional capital in the form of additional cash dividends and/or Share Repurchases (as defined below), such that the two elements combined equal at least 25% of net income for the applicable quarter.

As part of the Return of Capital policy, we expect to repurchase the Company’s common stock (the “Share Repurchases”) and any such Share Repurchases will be made via open market transactions, privately negotiated transactions or any other method permitted under U.S. securities laws and the rules of the U.S. Securities and Exchange Commission.

Declarations of any dividends in the future, and the amount of any such dividends, are subject to the discretion of the Company’s Board. The Return of Capital policy does not oblige the Company to pay any dividends or repurchase any of its shares in the future and it may be suspended, discontinued or modified by the Company at any time, for any reason. Further, the timing of any Share Repurchases under the Return of Capital policy will be determined by the Company’s management and will depend on operating needs, market conditions, legal requirements, stock price, and other circumstances. See “Part I. Item 5. Operating and Financial Review and Prospects—Trend Information—Cash Dividend and Share Repurchases.”

We are not required to pay a dividend and any determination to pay dividends and the timing and amount of any such dividend in the future will be at the discretion of our board of directors and will depend on, among other things, business conditions, our financial condition and results of operations, liquidity, profits, capital expenditures and commitments, market prospects, investment opportunities, the provisions of Marshall Islands law affecting the payment of dividends to shareholders, and the terms and restrictions of our existing and future credit facilities, other debt agreements and other contractual restrictions. Holders of our common stock are entitled to receive only such dividends as our board of directors may declare out of funds legally available for such payments. See “Item 3—Key Information—Risk Factors—

We have recently declared quarterly dividends, but we can give no assurance that dividends will be paid in the future in any amount or at all.

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

(3)
$220.0 million Secured Facility Agreement, dated October 28, 2016, by and among Navigator Gas L.L.C. as borrower, Navigator Holdings Ltd., as guarantor, and the lenders named therein. See “Note 10. Secured Term Loan Facilities and Revolving Credit Facilities.”

(4)
$160.8 million Secured Facility Agreement dated June 30, 2017, by and among Navigator Gas L.L.C. as borrower, Navigator Holdings Ltd., as guarantor, and the lenders named therein. See “Note 10. Secured Term Loan Facilities and Revolving Credit Facilities” in the accompanying consolidated financial statements.

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

(11)
$200 million Senior Secured Term Loan facility agreement dated March 20, 2023 between Navigator Gas L.L.C. as borrower and ABN AMRO BANK N.V. and NORDEA BANK ABP, FILIAL I NORGE as bookrunners. See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Secured Term Loan Facilities and Revolving Credit Facilities—Term and Facility Limits—March 2023 Senior Secured Term Loan.”

(12)
$151.2 million Term Loan Facility dated December 15, 2022, between Pacific Jupiter L.L.C., Pacific Mars L.L.C.,Pacific Mercury L.L.C., Pacific Saturn L.L.C., and Pacific Venus L.L.C. as Borrowers and ING Bank N.V., London Branch as Coordinator. See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Secured Term Loan Facilities and Revolving Credit Facilities—Term and Facility Limits—Greater Bay JV Term Loan Facility.”

(13)
Bond Agreement between Navigator Holdings Ltd. and Nordic Trustee AS on behalf of the Bondholders in the bond issue of 7.25% Navigator Holdings Ltd. Senior Unsecured Callable Bonds dated October 29, 2024. See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—2020 Senior Unsecured Bonds.”

(14)
Facilities agreement relating to a term loan and revolving credit facility dated August 9, 2024, between Navigator Atlas L.L.C., Navigator Aurora L.L.C., Navigator Europa L.L.C., Navigator Oberon L.L.C., Navigator Triton L.L.C. and Credit Agricole Corporate and Investment Bank, ING Bank a branch of ING-DIBA AG, and Skandinaviska Enskilda Banken AB (PUBL).

(15)	Facility Agreement for a senior secured term loan between Navigator Gas L.L.C. and Nordea, dated February 7, 2025.

D.	Exchange Controls
We are not aware of any governmental laws, decrees or regulations, including foreign exchange controls, in the Republic of the Marshall Islands that restrict the export or import of capital, or that affect the remittance of dividends, interest or other payments to non-resident holders of our securities.

We are not aware of any limitations on the right of non-resident or foreign owners to hold or vote our securities imposed by the laws of the Republic of the Marshall Islands or our articles of incorporation or bylaws.

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

The following discussion applies only to beneficial owners of our common stock that own shares of common stock as “capital assets” within the meaning of Section 1221 of the Code (i.e., generally for investment purposes) and is not intended to be applicable to all categories of investors, such as shareholders subject to special tax rules (e.g., financial institutions, insurance companies, broker-dealers, tax-exempt organizations, retirement plans or individual retirement accounts, or former citizens or long-term residents of the United States), to United States persons (within the meaning of the Code) that own, actually or constructively, 10% or more of our stock, to persons that hold the shares as part of a straddle, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes, to partnerships and other pass-through entities and arrangements and their owners, or to persons that have a functional currency other than the U.S. Dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. If a partnership or other entity classified as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of its partners generally will depend upon the status of the partner and the activities of the partnership. If you are a partner in a partnership holding our common stock, we encourage you to consult your own tax advisor regarding the tax consequences to you of the partnership’s ownership of our common stock.

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
Distributions to U.S. Holders. Subject to the discussion below of the rules applicable to PFICs, any distributions to a U.S. Holder made by us with respect to our common stock generally will constitute dividends to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in its common stock and thereafter as capital gain. U.S. Holders that are corporations generally will not be entitled to claim a dividend received deduction with respect to distributions they receive from us. Dividends received with respect to our common stock generally will be treated as “passive category income” for purposes of computing allowable foreign tax credits for U.S. federal income tax purposes.

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
Sale, Exchange or Other Disposition of Common Stock . Subject to the discussion of PFICs below, a U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of shares of our common stock in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s adjusted tax basis in such shares. The U.S. Holder’s initial tax basis in its common stock generally will be the U.S. Holder’s purchase price for the shares of common stock and that tax basis will be reduced (but not below zero) by the amount of any distributions on the shares that are treated as non-taxable returns of capital (as discussed above under “—Distributions”). Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition. Certain U.S. Holders (including individuals) may be eligible for preferential rates of U.S. federal income tax in respect of long-term capital gains. A U.S. Holder’s ability to deduct capital losses is subject to limitations. Such capital gain or loss generally will be treated as U.S.-source income or loss, as applicable, for U.S. foreign tax credit purposes.

PFIC Status and Significant Tax Consequences. Adverse U.S. federal income tax rules apply to a U.S. Holder that owns an equity interest in a non-U.S. corporation that is classified as a PFIC with respect to such U.S. Holder for U.S. federal income tax purposes. In general, we will be treated as a PFIC with respect to a U.S. Holder if, for any taxable year in which the holder held our common stock, either:
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
Taxation of U.S. Holders Making a Timely QEF Election. A U.S. Holder that makes a timely QEF election, or an “Electing Holder,” must report for U.S. federal income tax purposes its pro rata share of our ordinary earnings and net capital gain, if any, for our taxable years that end with or within its taxable year, regardless of whether or not the Electing Holder received distributions from us in that year. The Electing Holder’s adjusted tax basis in its shares of our common stock will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that were previously taxed will result in a corresponding reduction in the Electing Holder’s adjusted tax basis in its shares of common stock and will not be taxed again once distributed. An Electing Holder generally will recognize capital gain or loss on the sale, exchange or other disposition of our common stock. A U.S. Holder makes a QEF election with respect to any year that we are a PFIC by filing IRS Form 8621 with their U.S. federal income tax return. If, contrary to our expectations, we determine that we are treated as a PFIC for any taxable year, we will provide each U.S. Holder with the information necessary to make the QEF election described above. Although the QEF election is available with respect to subsidiaries, in the event we acquire or own a subsidiary in the future that is treated as a PFIC, no assurances can be made that we will be able to provide U.S. Holders with the necessary information to make the QEF election with respect to such subsidiary.

Taxation of U.S. Holders Making a “Mark-to-Market” Election. If we were to be treated as a PFIC for any taxable year and, as we anticipate, our common stock was treated as “marketable stock,” then, as an alternative to making a QEF election, a U.S. Holder would be allowed to make a mark-to-market election with respect to our common stock, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the U.S. Holder’s shares of common stock at the end of the taxable year over the U.S. holder’s adjusted tax basis in its shares of common stock. The U.S. Holder also would be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in its shares over the fair market value thereof at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s tax basis in its shares of common stock would be adjusted to reflect any such income or loss recognized. Gain recognized on the sale, exchange or other disposition of our common stock would be treated as ordinary income, and any loss recognized on the sale, exchange or other disposition of the common stock would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included in income by the U.S. Holder. Because the mark-to-market election only applies to marketable stock, it would not apply to a U.S. Holder’s indirect interest in any of our subsidiaries that were determined to be PFICs.
Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election. If we were to be treated as a PFIC for any taxable year, a U.S. Holder who does not make either a QEF election or a “mark-to-market” election for that year, or a “Non-Electing Holder,” would be subject to special rules resulting in increased liability with respect to (i) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on our common stock in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for the shares), and (ii) any gain realized on the sale, exchange or other disposition of the shares. Under these special rules:
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
Medicare Tax on Net Investment Income. Certain U.S. Holders, including individuals, estates and trusts, will be subject to an additional 3.8% Medicare tax on, among other things, dividends and capital gains from the sale or other disposition of equity interests. For individuals, the additional Medicare tax applies to the lesser of (i) “net investment income” or (ii) the excess of “modified adjusted gross income” over $200,000 ($250,000 if married and filing jointly or $125,000 if married and filing separately). “Net investment income” generally equals the taxpayer’s gross investment income reduced by deductions that are allocable to such income. Shareholders should consult their tax advisors regarding the implications of the additional Medicare tax resulting from their ownership and disposition of our common stock.
U.S. Federal Income Taxation of Non-U.S. Holders. A beneficial owner of our common stock that is an individual, corporation, estate or trust for U.S. federal income tax purposes and that is not a U.S. Holder is referred to as a Non-U.S. Holder.
Distributions to Non-U.S. Holders. Distributions we pay to a Non-U.S. Holder will not be subject to U.S. federal income tax or withholding tax if the Non-U.S. Holder is not engaged in a U.S. trade or business. If the Non-U.S. Holder is engaged in a U.S. trade or business, our distributions will be subject to U.S. federal income tax on a net basis to the extent they constitute income effectively connected with the Non-U.S. Holder’s U.S. trade or business. In addition, the after-tax earnings and profits attributable to effectively connected dividends of a Non-U.S. Holder that is treated as a corporation for U.S. federal income tax purposes generally will be subject to U.S. branch profits tax at a rate of 30% (or lower rate pursuant to an applicable income tax treaty), subject to certain adjustments. However, distributions paid to a Non-U.S. Holder that is engaged in a U.S. trade or business may be exempt from taxation under an income tax treaty if the income arising from the distribution is not attributable to a U.S. permanent establishment or fixed base maintained by the Non-U.S. Holder.
Disposition of Shares. In general, a Non-U.S. Holder is not subject to U.S. federal income tax or withholding tax on any gain resulting from the disposition of our common stock provided the Non-U.S. Holder is not engaged in a U.S. trade or business. A Non-U.S. Holder that is engaged in a U.S. trade or business will be subject to U.S. federal income tax on a net basis in the event the gain from the disposition of shares is effectively connected with the conduct of such U.S. trade or business (provided, in the case of a Non-U.S. Holder entitled to the benefits of an income tax treaty with the United States, such gain also is attributable to a U.S. permanent establishment or fixed base maintained by the Non-U.S. Holder). In addition, the after-tax earnings and profits attributable to effectively connected dividends of a Non-U.S. Holder that is treated as a corporation for U.S. federal income tax purposes generally will be subject to U.S. branch profits tax at a rate of 30% (or lower rate pursuant to an applicable income tax treaty), subject to certain adjustments. However, even if not engaged in a U.S. trade or business, individual Non-U.S. Holders may be subject to tax on gain resulting from the disposition of our common stock if they are present in the United States for 183 days or more during the taxable year in which those shares are disposed and meet certain other requirements.

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
Non-U.S. Tax Considerations

Republic of the Marshall Islands Tax Consequences. The following is applicable to persons who are not citizens of and do not reside in, maintain offices in or carry on business or conduct transactions in the Republic of the Marshall Islands.

Because we and our subsidiaries do not and assuming we and our subsidiaries continue not to carry on business or conduct transactions in the Republic of the Marshall Islands, under current Republic of the Marshall Islands law you will not be subject to Republic of the Marshall Islands taxation or withholding on distributions we make to you as a shareholder. In addition, you will not be subject to Republic of the Marshall Islands stamp, capital gains or other taxes on the purchase, ownership or disposition of common stock, and you will not be required by the Republic of the Marshall Islands to file a tax return relating to your ownership of common stock.

EACH SHAREHOLDER IS URGED TO CONSULT ITS OWN TAX COUNSEL OR OTHER ADVISOR WITH REGARD TO THE LEGAL AND TAX CONSEQUENCES OF SHARE OWNERSHIP IN ITS PARTICULAR CIRCUMSTANCES. FURTHER, IT IS THE RESPONSIBILITY OF EACH SHAREHOLDER TO FILE ALL STATE, LOCAL AND NON-U.S., AS WELL AS U.S. FEDERAL INCOME TAX RETURNS, WHICH THE SHAREHOLDER IS REQUIRED TO FILE.

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
Interest Rate Risk. We are exposed to the impact of interest rate changes through borrowings that require us to make interest payments based on SOFR. Our wholly-owned subsidiaries and certain of our vessel-owning subsidiaries are parties to secured and unsecured term loans and revolving credit facilities that bear interest at rates between SOFR plus 190 and SOFR plus 326 basis points. At December 31, 2024, $224.5 million of our outstanding variable rate debt was subject to interest rate swaps and therefore is not exposed to interest rate changes, whereas $501.1 million was subject to variable interest rates and $134.9 million was subject to fixed rate interest. Based on this, a hypothetical variation in SOFR of 100 basis points would result in an increase of $5.0 million in annual interest due on our indebtedness outstanding as of December 31, 2024.

We use interest rate swaps to reduce our exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize the risks and costs associated with our floating-rate debt. The Company is exposed to the risk of credit loss in the event of non-performance by the counterparty to the interest rate swap agreements.
Foreign Currency Exchange Rate Risk. Our primary economic environment is the international shipping market. This market utilizes the U.S. Dollar as its functional currency. Consequently, most of our revenues are in U.S. Dollars although some charter hires are paid in Indonesian Rupiah. Our expenses, however, are in the currency invoiced by each supplier, and we remit funds in the various currencies invoiced. We incur some vessel operating expenses and general and administrative costs in foreign currencies, primarily the Euro, Pound Sterling Danish Kroner and Polish Zloty and therefore there is a transactional risk that currency fluctuations could have a negative effect on our cashflows and financial condition. We believe these adverse effects would not be material and we have not entered into any derivative contracts to mitigate our exposure to foreign currency exchange rate risk during 2024. However, we may enter into derivative or forward contracts to cover our foreign currency exposure in the future.
Inflation. We are exposed to increases in operating costs arising from various vessel operations, including crewing, vessel repair costs, drydocking costs, insurance and fuel prices as well as from general inflation and we are subject to fluctuations as a result of market forces. Increases in bunker costs could have a material effect on our future operations if the number and duration of our voyage charters or COAs increases. In the case of the 47 vessels owned and commercially managed by us as of December 31, 2024, 32 were employed on time charter and as such it is the charterers who pay for the fuel on those vessels. If our vessels are employed under voyage charters or COAs, freight rates are generally sensitive to the price of fuel. However, a sharp rise in bunker prices may have a temporary negative effect on our results since freight rates generally adjust only after prices settle at a higher level.
Credit Risk. We may be exposed to credit risks in relation to vessel employment and at times we may have multiple vessels employed by one charterer. We consider and evaluate the concentration of credit risk continuously and perform ongoing evaluations of these charterers for credit risk. As of December 31, 2024, no more than four of our vessels were employed by the same charterer. We invest our surplus funds with reputable financial institutions, typically with original maturities of no more than three months, in order to provide the Company with flexibility to meet all requirements for working capital and capital investments.

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

Disclosure Controls and Procedures

Our management including our Chief Executive Officer and our Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) as of December 31, 2024, have concluded that, as of such date, our disclosure controls and procedures were effective.

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

Management has performed an assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2024, based on the provisions of Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based upon the evaluation, our management, with the participation of our Chief Executive Officer and our Chief Financial Officer, concluded that our internal control over financial reporting were effective as of December 31, 2024.

Attestation Report of the Independent Registered Accounting Firm

The Company’s internal control over financial reporting, as of December 31, 2024, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, who also audited the Company’s consolidated financial statements for that year. PricewaterhouseCoopers LLP audit report on the effectiveness of internal control over financial reporting is presented on page F-2.

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

Our principal accountant for 2024 and 2023 was PricewaterhouseCoopers LLP.
Audit Fees

Audit fees incurred in 2024 and 2023 were $2.0 million and $2.0 million, respectively, relating to aggregate fees billed for professional services rendered by the principal accountant for the audit of the Company and its subsidiaries’ annual financial statements. Additional fees of approximately $0.2 million related to the principal accountant’s quarterly reviews were billed in each of 2024 and 2023.

Audit-Related Fees

Audit related fees incurred by the Company for services provided by our principal accountant were $nil in 2024 compared to $0.1 million for 2023.

Tax Fees

There were no tax fees billed or tax services provided by our principal accountant in 2024 and 2023.

All Other Fees

There was approximately $0.6 million billed for other fees in 2024 charged by our principal accountant compared to $0.0 million in 2023.

The audit committee has the authority to pre-approve permissible audit and non-audit services not prohibited by law to be performed by our independent registered public accounting firm and any associated fees. Engagements for proposed services either may be separately pre-approved by the audit committee or entered into pursuant to detailed pre-approval policies and procedures established by the audit committee, as long as the audit committee is informed on a timely basis of any engagement entered into on that basis. The audit committee separately pre-approved all engagements and fees paid to our principal accountant for all periods in 2024 and 2023.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Period(1)	Total number of common shares purchased(2)	Average price paid per common share	Total dollar amount purchased as part of all publicly announced plans or programs(2)	Approximate dollar value of common shares that may yet be purchased under such plans or programs
December 2002	459,665	$11.93	$5,486	$44,514
2022	459,665	$11.93	$5,486	$44,514

January 2023	636,892	12.17	7,753	36,761
February 2023	416,341	13.30	5,537	31,224
March 2023	1,109,251	13.34	14,814	16,410
April 2023	1,080,681	13.92	15,079	1,331
May 2023	107,117	13.35	1,445	24,886
August 2023	80,000	13.57	1,088	23,798
September 2023	136,933	13.99	1,919	21,879
November 2023	13,709	14.59	200	21,679
December 2023	62,793	14.34	902	20,777
2023	3,643,717	$13.38	$48,737	$20,777

March 2024	52,630	15.19	801	19,976
May 2024	116,737	17.12	2,001	17,974
June 2024	3,500,000	14.52	50,821	—
August 2024	141,824	16.42	2,333	15,642
November 2024	69,166	15.86	1,099	14,543
2024	3,880,357	$14.70	$57,055	$14,543

March 2025	136,295	14.17	1,931	12,612
Total	8,120,034	$13.94	$113,209	$12,612

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

(2)
On May 22, 2023, the Company announced an additional Return of Capital policy incorporating a new share repurchase plan pursuant to which we may repurchase up to an aggregate of $25 million of the Company’s shares of common stock, as well as a future dividend policy, subject to operating needs, market conditions, legal requirements, stock prices and other circumstances, proposing to pay a quarterly cash dividend of $0.05 per share (the “Fixed Element”) and return additional capital in the form of additional cash dividends and/or share repurchases, such that the Fixed Element and, if any, the variable component, together, equal 25% of net income for the applicable quarter. Declarations of any dividends in the future, and the amount of any such dividends, are subject to approval by the Company’s Board of Directors.

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

Nominations and Corporate Governance Committees

The NYSE requires that a listed U.S. company have a nominations committee and a corporate governance committee composed entirely of independent directors and committee charters specifying the purpose, duties and evaluation procedures of the committees. While we are not required under Marshall Islands law and our bylaws to have nomination and corporate governance committees, we have a nominations committee however, it is not composed entirely of independent directors, as is required under the NYSE standards applicable to listed U.S. companies. We do not have a corporate governance committee.

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
We have adopted an Insider Trading Policy designed to prevent the misuse of material non-public information ("MNPI") by our directors, officers, employees, and other stakeholders. This policy aims to ensure compliance with applicable securities laws and maintain the integrity of our financial markets.
Our Insider Trading Policy prohibits all directors, officers, employees, consultants, contractors, and other persons associated with the Company who may have access to MNPI from trading in the Company’s securities.
We implement regular blackout periods during which all directors, officers, and employees are prohibited from trading in the Company’s securities. These blackout periods typically commence at the end of each fiscal quarter and last until after the public disclosure of our quarterly and annual financial results.
We provide regular training and educational resources to our employees, officers, and directors to promote understanding of our Insider Trading Policy and to ensure compliance with relevant laws.

The Company's insider trading policy is included as Exhibit 4.17 to this annual report.

Item 16K.	Cybersecurity

Our dependence on digital business processes and IT systems requires secure, cost-effective, and resilient IT services from both internal and external providers. Over the past year, the cyber threat landscape has evolved significantly due to ongoing geopolitical tensions and advancements in technology such as artificial intelligence ("AI"). Financially motivated attacks, including vendor/identity fraud and ransomware, as well as state-sponsored attacks targeting U.S. and European entities, have surged. The growing complexity and interconnection of the supply chain introduce unpredictable vulnerabilities. These threats could disrupt critical IT services, jeopardize our operations, staff safety, and reputation, and result in regulatory fines, adversely impacting our finances.

Oversight of Cybersecurity Matters

The Board of Directors ensures effective governance of risks related to cybersecurity threats. The Audit Committee oversees these threats and their risk management. The Company's management keeps the Board of Directors and the Audit Committee periodically informed about emerging threats. The Board and the Audit Committee are comprised of members from diverse backgrounds with a wealth of experience, enabling them to effectively manage risk strategies and governance, including cybersecurity.

Management of Cybersecurity Matters

The Company’s management, which includes our information and technology management teams, assumes responsibility for assessing, identifying, and managing cybersecurity threats, incidents, and risks. The information and technology management team is comprised of senior IT professionals with extensive expertise and experience on information and technology matters, including cybersecurity.

The Company has built a layered defense system based on the principles of Detect, Protect, Respond and Recover, which relies on tools, such as antivirus, anti-malware, firewall, endpoint detection and response, identity and access management, web content and spam filtering, multi factor authentication and virtual private networks, and also on experienced personnel.

The Company conducts regular cybersecurity tests to proactively identify and patch weaknesses, and has a backup process with recovery testing, to ensure availability of data. Cybersecurity awareness training is provided to employees to improve cybersecurity knowledge, which is reinforced through simulated phishing attacks to test its effectiveness.

Key members of the Company’s management are appraised of the Company’s latest cybersecurity posture and developments including, but not limited to, new threats, incidents, risks, risk management solutions, tools, trainings, strategy pivots, and governance changes.

Engagement of Third Parties

Navigator Gas engages third parties to bolster our own internal team in key areas such as cybersecurity service providers, assessors, consultants, auditors, and other third parties as needed.

Material Impact on Company

The Company’s business strategy, operations, and financial condition have not been materially affected, thus far, by any cybersecurity threats or incidents. As an organization we acknowledge the need to avoid complacency, continue our vigilance and to take the opportunity to improve our security posture.

We continue to use a risk-based approach to identify areas to focus on for improvement of our cyber security and to improve our overall baseline of security to an optimum level.

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

4.11
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

4.12	$200 million Senior Secured Term Loan facility agreement dated March 20, 2023 between Navigator Gas L.L.C. as borrower and ABN AMRO BANK N.V. and NORDEA BANK ABP, FILIAL I NORGE as bookrunners.
4.13
$151,2 million Term Loan Facility dated December 15, 2022, between Pacific Jupiter L.L.C., Pacific Mars L.L.C.,Pacific Mercury L.L.C., Pacific Saturn L.L.C., and Pacific Venus L.L.C. as Borrowers and ING Bank N.V., London Branch as Coordinator.

4.14	Policy for the Recovery of Erroneously Awarded Compensation
4.15
Bond Terms between Navigator Holdings Ltd., as issuer, and Nordic Trustee AS, as bond trustee and security agent, in the bond issue of 7.75% Navigator Holdings Ltd. Senior Unsecured Callable Bonds dated October 28, 2024 (incorporated by reference to Exhibit 4.1 to the registrant’s Report on Form 6-K (File No. 001-36202), filed on October 29, 2024).

4.16
Facilities agreement relating to a term loan and revolving credit facility dated August 9, 2024, between Navigator Atlas L.L.C., Navigator Aurora L.L.C., Navigator Europa L.L.C., Navigator Oberon L.L.C., Navigator Triton L.L.C. and Credit Agricole Corporate and Investment Bank, ING Bank a branch of ING-DIBA AG, and Skandinaviska Enskilda Banken AB (PUBL).

4.17*	Insider Trading Policy of Navigator Holdings Ltd.
4.18
Navigator Holdings Ltd. 2023 Long-Term Incentive Plan, effective as of April 10, 2024 (incorporated by reference to Exhibit 4.3 to the registrant’s Registration Statement on Form S-8 (File No. 333-191784), filed on April 10, 2024).

4.19	Facility Agreement for a senior secured term loan between Navigator Gas L.L.C. and Nordea, dated February 7, 2025.
8.1*	List of Subsidiaries of Navigator Holdings Ltd.
12.1*	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer.
12.2*	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer.
13.1*	Certification under Section 906 of the Sarbanes-Oxley Act of 2002 of the Chief Executive Officer.
13.2*	Certification under Section 906 of the Sarbanes-Oxley Act of 2002 of the Chief Financial Officer.
15.1*	Consent of Independent Registered Public Accounting Firm, PwC LLP
15.2*	Consent of Independent Registered Public Accounting Firm, DELOITTE & TOUCHE LLP

Exhibit Number	Description
101. INS*	Inline XBRL Instance Document—the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101. SCH*	Inline XBRL Taxonomy Extension Schema
101. CAL*	Inline XBRL Taxonomy Extension Schema Calculation Linkbase
101. DEF*	Inline XBRL Taxonomy Extension Schema Definition Linkbase
101. LAB*	Inline XBRL Taxonomy Extension Schema Label Linkbase
101. PRE*	Inline XBRL Taxonomy Extension Schema Presentation Linkbase
104*	Cover Page Interactive Date File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

NAVIGATOR HOLDINGS LTD.
Date:	By:	/s/ Gary Chapman
March 25, 2025	Name:	Gary Chapman
	Title:	Chief Financial Officer

INDEX TO FINANCIAL STATEMENTS

NAVIGATOR HOLDINGS LTD.
AUDITED CONSOLIDATED FINANCIAL STATEMENTS
Report of Independent Registered Public Accounting Firm (PricewaterhouseCoopers LLP - PCAOB ID 876)	F-2 to F-3
Report of Independent Registered Public Accounting Firm (DELOITTE & TOUCHE LLP - PCAOB ID 34)	F-4
Consolidated Balance Sheets as of December 31, 2023 and 2024	F-5
Consolidated Statements of Operations for the years ended December 31, 2022, 2023 and 2024	F-6
Consolidated Statements of Comprehensive Income/(Loss) for the years ended December 31, 2022, 2023 and 2024	F-7
Consolidated Statements of Stockholders’ Equity for the years ended December 31, 2022, 2023 and 2024	F-8
Consolidated Statements of Cash Flows for the years ended December 31, 2022, 2023, and 2024	F-9 to F-10
Notes to the Consolidated Financial Statements	F-11

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Navigator Holdings Ltd.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Navigator Holdings Ltd. and its subsidiaries (the “Company”) as of December 31, 2024 and 2023, and the related consolidated statements of operations, comprehensive income/(loss), stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2024, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, based on our audits and the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, based on our audit, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

We did not audit the financial statements of Enterprise Navigator Ethylene Terminal LLC, a 50% equity investment of the Company, as of December 31, 2024 and 2023, and for each of the three years in the period ended December 31, 2024, which is reflected in the consolidated financial statements of the Company as an equity method investment of $250.4 million and $171.1 million as of December 31, 2024 and 2023, respectively, and income from equity investments of $17.2 million, $20.4 million and $26.1 million for each of the three years in the period ended December 31, 2024. Those statements were audited by other auditors whose report thereon has been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for Enterprise Navigator Ethylene Terminal LLC, is based solely on the report of the other auditors.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company’s $210 million September 2020 Secured Revolving Credit Facility matures on September 17, 2025, which is within twelve months of the issuance of these consolidated financial statements. On that maturity date a repayment of $136 million in respect of the loan facility falls due. The Company anticipates that in the absence of further refinancings or other sources of liquidity, the Company would be unable to meet its future financial obligations. This represents substantial doubt about the Company’s ability to continue as a going concern within one year after the issuance date. Management's plans in regard to these matters are described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Valuation of vessels and capitalized drydocking costs

As described in Notes 2 and 6 to the consolidated financial statements, the aggregate carrying value of the Company’s vessels and capitalized drydocking costs as of December 31, 2024 was $1,653.6 million and the depreciation and amortization charge for the year ended December 31, 2024 was $133.8 million. Management reviews the useful economic lives of vessels on an annual basis. The determination that the useful economic lives remained appropriate involved the use of judgements and assumptions, including a review of useful economic lives against industry peers, an analysis of costs incurred during the drydocking process and an assessment of profit or losses realized through vessels sold in recent years.

The principal considerations for our determination that performing procedures relating to the valuation of vessels and capitalized drydocking costs is a critical audit matter are: (i) the significant judgment by management in determining whether any events or circumstances existed which would indicate that the useful economic lives applied to the vessels may not be appropriate and (ii) the high degree of auditor judgment, subjectivity and effort in performing procedures related to the economic useful life of vessels.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the assessment of useful economic lives. These procedures also included, among others (i) testing management’s process for determining the useful economic lives; (ii) evaluating the appropriateness of the methodology; (iii) testing the completeness and accuracy of underlying data used by management in their assessment; and (iv) evaluating the reasonableness of the significant assumption related to the economic useful lives. Evaluating management’s assumptions related to the useful economic lives involved evaluating whether the assumptions used by management were reasonable considering (i) industry trends, (ii) historical drydocking costs and timing of drydock compared to management’s schedule (iii) the profit or losses realized through vessels sold recently and therefore whether there is an indication that the useful economic lives applied to vessels may not be appropriate.

/s/ PricewaterhouseCoopers LLP

London, United Kingdom
March 25, 2025

We have served as the Company’s auditor since 2021.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member of Enterprise Navigator Ethylene Terminal LLC

Opinion on the Financial Statements

We have audited the balance sheets of Enterprise Navigator Ethylene Terminal LLC (the "Company") as of December 31, 2024 and 2023, the related statements of operations, cash flows, and members' equity, for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the "financial statements") (not presented herein). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

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

/s/ DELOITTE & TOUCHE LLP

Houston, Texas March 25, 2025

We have served as the Company’s auditor since 2018.

Navigator Holdings Ltd.
Consolidated Balance Sheets

	December 31, 2023	December 31, 2024
Assets	(in thousands, except share data)
Current assets
Cash, cash equivalents	$149,604	$130,821
Restricted cash	8,638	8,976
Accounts receivable, net of allowance for credit losses	34,653	29,037
Accrued income	2,437	5,809
Prepaid expenses and other current assets	17,068	14,824
Bunkers and other inventory	9,044	13,752
Insurance receivable	526	3,368
Amounts due from related parties	33,402	13,797
Total current assets	255,372	220,384
Non-current assets
Vessels, net	1,754,382	1,653,607
Vessels under construction	—	41,589
Property, plant and equipment, net	142	385
Intangible assets, net of accumulated amortization	332	406
Equity method investments	174,910	253,729
Derivative assets	14,674	7,191
Right-of-use asset for operating leases	2,873	2,088
Other non-current assets	—	1,250
Total non-current assets	1,947,313	1,960,245
Total assets	$2,202,685	$2,180,629
Liabilities and stockholders’ equity
Current liabilities
Current portion of secured term loan facilities, net of deferred financing costs	$120,327	$250,087
Current portion of operating lease liabilities	914	1,180
Accounts payable	11,643	13,823
Accrued expenses and other liabilities	20,847	24,334
Accrued interest	5,488	4,835
Deferred income	25,617	24,514
Amounts due to related parties	606	—
Total current liabilities	185,442	318,773
Non-current liabilities
Secured term loan and revolving credit facilities, net of current portion and deferred financing costs	641,975	504,995
Senior unsecured bond, net of deferred financing costs	90,336	98,446
Operating lease liabilities, net of current portion	3,500	2,574
Deferred tax liabilities	7,016	9,477
Amounts due to related parties	41,342	—
Total non-current liabilities	784,169	615,492
Total liabilities	$969,611	$934,265
Commitments and contingencies (see note 14)
Stockholders’ equity
Common stock—$0.01 par value per share; 400,000,000 shares authorized; 69,397,648 shares issued and outstanding (December 31, 2023: 73,208,586)	$733	$695
Additional paid-in capital	799,472	800,800
Accumulated other comprehensive loss	(152)	(548)
Retained earnings	390,221	404,522
Total Navigator Holdings Ltd. stockholders’ equity	1,190,274	1,205,469
Non-controlling interests	42,800	40,895
Total equity	1,233,074	1,246,364
Total liabilities and equity	$2,202,685	$2,180,629
See accompanying notes to consolidated financial statements.

Navigator Holdings Ltd.
Consolidated Statements of Operations

	Year ended December 31, 2022	Year ended December 31, 2023	Year ended December 31, 2024
	(in thousands, except per share data)
Revenues
Operating revenues	$405,346	$493,339	$511,667
Operating revenues—Unigas Pool	46,345	50,043	55,012
Operating revenues—Luna Pool collaborative arrangements	22,101	7,355	—
Total operating revenues	473,792	550,737	566,679
Expenses
Brokerage commissions	5,900	6,923	7,012
Voyage expenses	78,674	74,509	72,144
Voyage expenses—Luna Pool collaborative arrangements	20,716	5,561	—
Vessel operating expenses	159,266	170,952	175,034
Depreciation and amortization	126,220	129,202	132,725
General and administrative costs	27,439	31,213	36,580
(Profit) from sale of vessel	(4,721)	(4,797)	—
Other income	(364)	(60)	—
Total operating expenses	413,130	413,503	423,495
Operating Income	60,662	137,234	143,184
Foreign currency exchange gain on senior secured bonds	6,589	—	—
Realized loss on cross currency interest rate swap	(6,270)	—	—
Unrealized gain /(loss) on non-designated derivative instruments	25,124	(7,282)	(7,483)
Interest expense	(48,003)	(64,915)	(56,141)
Interest income	1,082	5,707	6,244
Write off of deferred financing costs	(212)	(171)	(829)
Unrealized foreign exchange (loss)/gain	(2,837)	17	(1,968)
Loss on repayment of senior and unsecured bonds	(1,102)	—	(1,456)
Income before income taxes and share of results of equity method investments	35,033	70,590	81,551
Income taxes	(5,949)	(4,325)	(4,365)
Share of results of equity method investments	25,794	20,607	16,911
Net Income	54,878	86,872	94,097
Net income attributable to non-controlling interests	(1,405)	(4,617)	(8,526)
Net Income attributable to stockholders of Navigator Holdings Ltd.	53,473	82,255	85,571
Earnings per share attributable to stockholders of Navigator Holdings Ltd.
Basic	0.69	1.11	1.20
Diluted:	0.69	1.10	1.19
Weighted average number of shares outstanding in the period:
Basic	77,234,830	74,096,284	71,149,671
Diluted:	77,558,494	74,607,449	71,838,034

See accompanying notes to consolidated financial statements.

Navigator Holdings Ltd.
Consolidated Statements of Comprehensive Income/(Loss)

	Year ended December 31, 2022	Year ended December 31, 2023	Year ended December 31, 2024
	(in thousands)
Net Income	54,878	86,872	94,097
Other comprehensive income/(loss):
Foreign currency translation (loss)/gain	(215)	311	(396)
Total comprehensive Income	54,663	87,183	93,701
Total comprehensive income attributable to:
Stockholders of Navigator Holdings Ltd.	53,263	82,566	85,175
Non-controlling interests	1,400	4,617	8,526
Total comprehensive Income	54,663	87,183	93,701

See accompanying notes to consolidated financial statements.

Navigator Holdings Ltd.
Consolidated Statements of Stockholders’ Equity

	Common stock
	Number of shares	Amount at $0.01 par value in $	Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Retained Earnings	Non-controlling interest	Total
	(in thousands, except share data and par values)
January 1, 2022	77,180,429	$772	$797,324	$(253)	$316,008	$3,603	$1,117,454
Issuance of common stock	—	—	—	—	—	—	—
Repurchase of common stock	(459,665)	(4)	—	—	(5,481)		(5,485)
Restricted shares issued March 17, 2022	75,716	1	—	—	—	—	1
Restricted shares issued April 4, 2022	10,000	—	—	—	—	—	—
Restricted shares cancelled May 26, 2021	(2,006)	—	—	—	—	—	—
Net income	—	—	—	—	53,473	1,405	54,878
Foreign currency translation	—	—	—	(210)	—	(5)	(215)
Share-based compensation plan	—	—	864	—	—	—	864
Investment by non-controlling interest	—	—	—	—	—	5,915	5,915
December 31, 2022	76,804,474	$769	$798,188	$(463)	$364,000	$10,918	$1,173,412
Restricted shares issued March 15, 2023	47,829	—	—	—	—	—	—
Net income	—	—	—	—	82,255	4,617	86,872
Foreign currency translation	—	—	—	311	—	—	311
Investment by non-controlling interest	—	—	—	—	—	27,265	27,265
Repurchase of common stock	(3,643,717)	(36)	—	—	(48,700)	—	(48,736)
Share-based compensation plan	—	—	1,284	—	—	—	1,284
Dividend declared	—	—	—	—	(7,334)	—	(7,334)
December 31, 2023	73,208,586	$733	$799,472	$(152)	$390,221	$42,800	$1,233,074
Restricted shares issued	54,851	1	—	—	—	—	1
Unrestricted shares issued	14,568	—	137	—	—	—	137
Net income	—	—	—	—	85,571	8,526	94,097
Foreign currency translation	—	—	—	(396)	—	—	(396)
Dividend Paid	—	—	—	—	(14,254)	(1,600)	(15,854)
Repurchase of common stock	(3,880,357)	(39)	—	—	(57,016)	—	(57,055)
Share-based compensation plan	—	—	1,191	—	—	—	1,191
De-consolidation of Variable Interest Entity	—	—	—	—	—	(8,831)	(8,831)
December 31, 2024	69,397,648	$695	$800,800	$(548)	$404,522	$40,895	$1,246,364

See accompanying notes to consolidated financial statements.

Navigator Holdings Ltd.
Consolidated Statements of Cash Flows

	Year ended December 31, 2022	Year ended December 31, 2023	Year ended December 31, 2024
	(in thousands)
Cash flows from operating activities
Net income	$54,878	$86,872	$94,097
Adjustments to reconcile net income/(loss) to net cash provided by operating activities
Foreign exchange (gain)/loss on senior secured bonds	(6,589)	—	—
Unrealized (gain)/loss on non-designated derivative instruments	(25,124)	7,282	7,483
Realized loss on cross currency interest rate swap	6,270	—	—
Depreciation and amortization	126,220	129,202	132,725
Payment of drydocking costs	(18,338)	(12,424)	(32,057)
Profit from sale of vessel	(4,721)	(4,797)	—
Share-based compensation expense	869	1,284	1,328
Amortization of deferred financing costs	3,863	3,716	4,085
Share of results of equity method investments	(25,794)	(20,607)	(16,911)
Deferred taxes	3,842	2,363	3,266
Repayments under operating lease obligations	—	(289)	(1,013)
Gain on the deconsolidation of VIE	—	—	(504)
Other unrealized foreign exchange loss/(gain)	2,872	(160)	965
Changes in operating assets and liabilities
Accounts receivable	13,661	(16,408)	5,616
Insurance claim receivable	(3,858)	400	(6,416)
Bunkers and lubricant oils	3,958	(496)	(4,709)
Accrued income, prepaid expenses and other current assets	(9,541)	11,013	(342)
Accounts payable, accrued interest, accrued expenses and other liabilities	6,636	4,501	3,305
Amounts due to/(from) related parties	1,204	(17,039)	19,605
Net cash provided by operating activities	130,308	174,413	210,523

Cash flows from investing activities
Additions to vessels and equipment	(45,719)	(191,727)	—
Vessels under construction	—	—	(41,208)
Contributions to equity method investments	—	(36,558)	(89,000)
Distributions from equity method investments	27,469	30,790	27,092
Investment in preferred securities	—	—	(1,250)
Purchase of other property, plant and equipment and intangibles	(50)	(233)	(194)
Net proceeds from sale of vessel	38,762	20,720	—
Insurance recoveries	9,263	527	3,573
Net cash provided by/(used in) investing activities	29,725	(176,481)	(100,987)

	Year ended December 31, 2022	Year ended December 31, 2023	Year ended December 31, 2024
	(in thousands)
Cash flows from financing activities
Proceeds from secured term loan facilities and revolving credit facilities	139,273	323,561	216,092
Direct financing cost of secured term loan and revolving credit facilities	(1,874)	(3,548)	(1,476)
Repayment of senior bonds	(61,564)	—	—
Repurchase of share capital	(5,485)	(48,736)	(57,055)
Settlement of derivatives	(11,322)	—	—
(Purchase)/proceeds of unsecured bonds	—	(9,000)	5,916
Repayment of secured term loan facilities and revolving credit facilities	(186,430)	(268,311)	(224,690)
Repayment of refinancing of vessel to related parties	(6,738)	(6,798)	(48,946)
Cash received from non-controlling interest	5,915	27,265	—
Dividend paid to non-controlling interest	—	—	(1,600)
Dividends paid	—	(7,334)	(14,254)
Net cash (used) in/provided by financing activities	(128,225)	7,099	(126,013)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(2,837)	17	(1,968)
Net increase/(decrease) in cash, cash equivalents and restricted cash	28,971	5,048	(18,445)
Cash, cash equivalents and restricted cash at beginning of year	124,223	153,194	158,242
Cash, cash equivalents and restricted cash at end of year	$153,194	$158,242	$139,797

Supplemental Information
Total interest paid during the year, net of amounts capitalized	$48,600	$62,109	$53,794
Total tax paid during the year	2,438	1,802	1,935
(Purchase)/proceeds of 8.0% unsecured bonds	—	(9,000)	9,000
Repayment of 8.0% unsecured bonds	—	—	(100,000)
Redemption costs of the 8.0% unsecured bonds	—	—	(1,456)
Issuance of 7.25% senior unsecured bonds	—	—	100,000
Issuance cost of 7.25% senior unsecured bonds	—	—	(1,628)
Cash, cash equivalents	146,668	149,604	130,821
Restricted cash	$6,526	$8,638	$8,976

See accompanying notes to consolidated financial statements.

Navigator Holdings Ltd.
Notes to the Consolidated Financial Statements
for the year ended December 31, 2024

1. Description of the Business

Navigator Holdings Ltd. (the “Company”), the ultimate parent company of the Navigator Group of companies, is registered in the Republic of the Marshall Islands. The Company has a core business of owning and operating a fleet of liquefied gas carriers. As of December 31, 2024, the Company owned and operated 56 gas carriers (the “Vessels”) each having a cargo capacity of between 3,770 cbm and 38,000 cbm, of which 26 were ethylene and ethane-capable vessels.

The Company also owns a 50% share in a joint venture (the “Export Terminal Joint Venture”) that operates an ethylene export marine terminal at Morgan’s Point, Texas on the Houston Ship Channel (the “Ethylene Export Terminal”). Our now expanded Ethylene Export Terminal has the capacity to export approximately 1.55 million tons of ethylene per year.

2. Summary of Significant Accounting Policies

(a) Basis of Presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

As of December 31, 2024, our total current liabilities exceeded our total current assets by approximately $98.4 million, primarily due to our $210.0 million Secured Revolving Credit Facility that will mature on September 17, 2025 and has an outstanding balance of $136.0 million due on its maturity date. Our secured term loan facilities and revolving credit facilities contain covenants that require that the borrowers have liquidity of no less than (i) $35.0 million or $50.0 million, as applicable to the relevant loan facility, or (ii) 5% of total debt (representing $43.0 million as of December 31, 2024), whichever is greater. Please see “10. Secured Term Loan Facilities and Revolving Credit Facilities”.

The Company has a responsibility to evaluate whether conditions and/or events raise substantial doubt over its ability to meet its future financial obligations as they become due within one year after the date that the financial statements are issued. The Company’s $210 million September 2020 Secured Revolving Credit Facility matures on September 17, 2025, which is within twelve months of the issuance of these consolidated financial statements. On that maturity date a repayment of $136.0 million in respect of the loan facility falls due. The Company anticipates that in the absence of further refinancings or other sources of liquidity, the Company would be unable to meet its future financial obligations. This represents substantial doubt about the Company’s ability to continue as a going concern within one year after the issuance date. Management has commenced a process to refinance the September 2020 Secured Revolving Credit Facility and, through discussions with potential lenders, expects to complete this refinance in the second quarter of 2025. There can be no assurance that the Company will be able to refinance the $210 million September 2020 Secured Revolving Credit Facility. However, the accompanying consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets and liabilities or any other adjustments that might result in the event we are unable to continue as a going concern.

As part of the assessment, management has included consideration of the following;
•our current financial condition and liquidity sources, including current funds available and forecasted future cash flows;

•the severity and duration of any world events and armed conflicts, including the Russian-Ukraine war, conflicts in the Israel-Gaza region and the broader conflict in the Middle East involving Iran and other nations, and associated repercussions to supply and demand for oil and gas and the economy generally as well as possible effects of trade disruptions;

•environmental regulations such as those affecting vessels' Energy Efficiency Existing Ship Index (“EEXI”); and

•the total capital contributions required for the Terminal Expansion Project (as defined below) and our Newbuild Vessels (also as defined below).

Management has determined that it is appropriate to continue to adopt the going concern basis in preparing the financial statements.

The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries and Variable Interest Entities (“VIE”) for which the Company is a primary beneficiary and which are also consolidated (See Note 9. Variable Interest Entities to our consolidated financial statements). All intercompany accounts and transactions have been eliminated on consolidation.

In preparing these consolidated financial statements, management has disaggregated certain income statement line items. This disaggregation was performed to enhance clarity and to provide users with greater insight into the Company’s financial position. Unrealized foreign exchange gains and losses are separately disclosed and disaggregated from interest expense. Prior period balances were reclassified to conform to the current period presentation.

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

In March 2020, the Company collaborated with Pacific Gas Pte. Ltd. and Greater Bay Gas to form and manage the Luna Pool as Pool Participants (the "Pool Participants"). As part of the formation of the Luna Pool, Luna Pool Agency Limited, (“Pool Agency”) was established. The investment in the Pool Agency created a 50/50 joint venture with Greater Bay Gas as outlined by Accounting Standards Codification (“ASC”) 323 – Investments -Equity Method and Joint Ventures (“ASC 323”). The Company’s investment in Pool Agency is accounted for as an equity investment in accordance with the guidance within ASC 810 – Consolidation and ASC 323. Pool revenues and expenses within the Luna Pool are accounted for in accordance with ASC 808 – Collaborative Arrangements. The Collaborative Arrangements ended with the Company no longer accounting for any of the pool vessels’ earnings under the Luna Pool collaborative arrangement following the acquisition by the Navigator Greater Bay Joint Venture of the final vessel Navigator Vega on April 13, 2023.

On November 30, 2024, the Company decided to end its Luna Pool collaborative arrangement with Greater Bay Gas. All the vessels that were previously in the Luna Pool collaborative arrangement are owned through the Navigator Greater Bay Joint Venture, individually commercially managed by our wholly-owned subsidiary, NGT Services (U.K.) Limited and technically managed by the third party, PG Shipmanagement based in Singapore.

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
Collaborative Arrangements

The Pool Participants managed and participated in the activities of the Luna Pool through an executive committee comprising equal membership from both Pool Participants. Certain decisions made by the executive committee as to the operations of the Luna Pool require the unanimous agreement of both participants with others requiring a majority of votes. The Collaborative arrangement ended following the acquisition by the Navigator Greater Bay Joint Venture of the final vessel, Navigator Vega, on April 13, 2023. The Luna Pool was dissolved on November 30, 2024. Prior to the termination of the Luna Pool collaborative arrangement, the Company’s wholly owned subsidiary, NGT Services (U.K.) Limited acts as commercial manager (“Commercial Manager”) to the Luna Pool. The Collaborative arrangement ended following the acquisition by us of the final vessel, Navigator Vega, on April 13, 2023. All the external vessels that were previously in the Luna Pool collaborative arrangement are now owned through the Greater Bay Joint Venture, individually commercially managed by our wholly-owned subsidiary, NGT Services (U.K.) Limited and technically managed by the third party, PG Shipmanagement based in Singapore.

Under the pool agreement, the Commercial Manager was responsible, as an agent, for the marketing and chartering of the participating vessels, collection of revenues and paying voyage costs such as port call expenses, bunkers and brokers’ commissions in relation to charter contracts, but the vessel owners continue to be fully responsible for the financing, insurance, crewing and technical management of their respective vessels. The Commercial Manager received a fee based on the net revenues of the Luna Pool, which is levied on the Pool Participants, which after the elimination of inter group income, was $nil for the year ended December 31, 2024 (December 31, 2023 $0.1 million and 2022: $0.4 million).

Pool revenues and expenses within the Luna Pool were accounted for in accordance with ASC 808 – Collaborative Arrangements; Pool earnings (gross earnings of the pool less costs and overheads of the Luna Pool and fees to the Commercial Manager) were aggregated and then allocated to the Pool Participants in accordance with an apportionment for each participant’s vessels multiplied by the number of days each of their vessels are on hire in the pool during the relevant period and therefore the Company is exposed to risks and rewards dependent on the commercial success of the Luna Pool. We concluded that the Company was an active participant due to its representation on the executive committee and the participation of the Commercial Manager, as is the other Pool Participant, during the period in which the Luna Pool was in existence.

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

(b) Vessels

Vessels are stated at cost, which includes the cost of construction, capitalized interest and other direct costs attributable to construction. The cost of the vessels (excluding the estimated initial drydocking cost) less their estimated residual value is depreciated on a straight-line basis over the vessel’s estimated useful life. With effect from January 1, 2022, the estimated useful life of the Company’s vessels changed from 30 years to 25 years, from the date of original construction.

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

(d) Valuation of Vessels

Our vessels and capitalized drydocking costs are reviewed for impairment when events or circumstances indicate the carrying amount of the vessel and capitalized drydocking costs may not be recoverable. When such indicators are present, a vessel and the capitalized drydocking costs are tested for recoverability, by comparing the future cash flows (undiscounted and excluding interest charges that will be recognized as an expense when incurred) expected to be generated by the vessel and the capitalized drydocking costs over their estimated remaining useful life to its carrying value. If we determine that a vessel’s undiscounted cash flows are less than its carrying value, we record an impairment loss equal to the amount by which its carrying amount exceeds its fair value. Fair value is determined using a discounted cashflow model. The new lower cost basis would result in lower annual depreciation than before the impairment. At December 31, 2024, the estimated useful lives of the vessels were unchanged at 25 years, and none of the vessels showed indications of impairment.

The determination that the useful economic lives remained appropriate involved the use of judgements and assumptions, including a review of useful economic lives against industry peers, an analysis of costs incurred during the drydocking process and an assessment of profit or losses realized through vessels sold in recent years. The review of the useful economic lives of vessels is performed on an annual basis.

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

(f) Drydocking Costs

Depending on the age of each vessel, it is required to be dry-docked approximately every two and a half year or five years for classification society surveys and inspections of, among other things, the underwater parts of the vessel. These works include, but are not limited to hull coatings, seawater valves, steelworks and piping works, propeller servicing and anchor chain winch calibrations, all of which cannot be performed while the vessels are operating. The Company capitalizes costs associated with the dry-dockings in accordance with ASC 360 – Property, Plant and Equipment, and amortized these costs on a straight-line basis over the period to the next expected dry-docking. Amortization of dry-docking costs is included in depreciation and amortization in the Consolidated Statements of Operations. Costs incurred during the dry-docking period which relate to routine repairs and maintenance are expensed. Where a vessel is newly acquired, or constructed, a proportion of the cost of the vessel is allocated to the components expected to be replaced at the next drydocking based on the expected costs relating to the next drydocking, which is based on experience and past history of similar vessels. Drydocking costs are included within operating activities on the cashflow statement.

(g) Intangible Assets

Intangible assets consist of software acquisition and associated costs of software modification to meet the Company’s internal needs. Intangible assets are amortized on a straight-line basis over the expected life of the software license, product or the expected duration that the software is estimated to contribute to the cash flows of the Company, estimated to be five years. Amortization of intangible assets is included in depreciation and amortization in the Consolidated Statements of Operations. Intangible assets are assessed for impairment when and if impairment indicators exist. An impairment loss is recognized if the carrying amount of an intangible asset is not recoverable and exceeds its fair value. No impairment has been recognized for the years ending December 31, 2024, 2023 or 2022.

(h) Cash, Cash Equivalents and Restricted Cash

The Company considers highly liquid investments, such as time deposits and certificates of deposit, with an original maturity of three months or less when purchased, to be cash equivalents. As of December 31, 2024, and 2023 and for the years then ended, the Company had balances in U.S. financial institutions in excess of the amounts insured by the Federal Deposit Insurance Corporation (“FDIC”). The Company also maintains cash balances in foreign financial institutions outside of the U.S. which are not covered by the FDIC.

Amounts included in restricted cash represent cash in blocked deposit accounts that is required to be deposited in accordance with the terms of the secured term loans with a banking institution. As of December 31, 2024, there was $9.0 million held in blocked deposit accounts and thereby restricted from use for the duration of the outstanding associated secured term loans (December 31, 2023: $8.6 million).

(i) Accounts Receivable, Net

The Company carries its accounts receivable at cost less an allowance for expected credit losses. As of December 31, 2024 and December 31, 2023, the Company evaluated its accounts receivable and established an allowance for expected credit losses, based on a history of past write-offs, collections and current credit conditions. The Company also considers future and reasonable and supportable forecasts of future economic conditions in its allowance for expected credit losses. The Company does not generally charge interest on past-due accounts (unless the accounts are subject to legal action), and accounts are written off as uncollectible when all reasonable collection efforts have failed. Accounts are deemed past-due based on contractual terms.

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

Voyage charter and COA arrangements

In the case of vessels contracted under voyage charters, the vessel is contracted for a voyage, or a series of voyages, between two or more ports and the Company is paid for the cargo transported. Revenue from COAs is recognized on the same basis as revenue from voyage charters, as they are essentially a series of consecutive voyage charters. Payment from voyage charters and COAs is due upon discharge of the cargo at the discharge port. We recognize revenue on a load port to discharge port basis and determine percentage of completion for all voyage charters and COAs on a time elapsed basis. The Company believes that the performance obligation towards the customer starts to become satisfied once the cargo is loaded and the obligation becomes completely satisfied once the cargo has been discharged at the discharge port.

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
When the Company has enforceable insurance in place, a receivable is recognized for an insured event if realization is probable. We apply judgement that an insurance recovery is probable when the insurer has confirmed that a claim is covered by insurance, the claim has been successful, and an amount will be paid to the Company. If the insurance receivable realization is probable, the receivable is measured as the lesser of (a) the recognized loss from the insurance event or (b) the probable recovery from the insurer. Subsequent receipt of the receivable is typically but not always within a twelve month period, and insurance receivables are classified as current on our consolidated balance sheet. If the recoverability of the insurance claim is subject to dispute then there is a rebuttable presumption that realization is not probable.

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

The Company considered the income tax disclosure requirements of ASC 740 – Income Taxes, with regard to disclosing material unrecognized tax benefits; none were identified. The Company’s policy is to recognize accrued interest and penalties for unrecognized tax benefits as a component of tax expense. As of December 31, 2024, and 2023, there were no accrued interest and penalties for unrecognized tax benefits.

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

Share options granted pursuant to the 2023 Restricted Stock Plan are the only dilutive shares, and these shares have been considered as outstanding since their respective grant dates for the purposes of computing diluted earnings per share.

(y) Related parties

Parties are related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also related if they are subject to common control or significant influence.

(z) Segment Reporting

The Company’s chief operating decision maker (“CODM”) is the Chief Executive Officer. The CODM principally evaluates the performance of each vessel and all our vessels as a whole and not on the basis of separate business units, geographical area, or the location of activities. As a result, the Company has determined that it operates as one reportable segment. The CODM uses individual and total consolidated assets and individual and total consolidated income and expense information to manage the operations of the segment. Such measures are compared against prior periods to identify, assess and respond to trends. As disclosed in Note 5. Operating Revenues to our consolidated financial statements, there are two different revenue streams due to the nature of the contracts that we operate. The Company considers that its equity method investments do not meet the criteria in ASC 280 to be separate reportable segments.

(aa) European Union Allowances (EUAs)

The Company participates in the European Union Emissions Trading System (EU ETS) and holds European Union Allowances (EUAs) for compliance purposes. EUAs that are acquired are recorded as inventory in accordance with ASC 330 – Inventory and are initially recognized at cost upon acquisition. EUAs held for compliance purposes are classified as inventory until they are surrendered to regulatory authorities. EUAs are measured at the lower of cost or net realizable value (NRV) and are not revalued.

(ab) Recent Accounting Pronouncements

The following accounting standards issued as of December 31, 2024 may affect the future financial reporting by Navigator Holdings Ltd., however no new accounting pronouncements that are expected to have a material impact on the financial reporting by the Company.

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

In August 2021, the Financial Accounting Standards Board (“FASB”) issued ASU 2021-08, Business Combination (Topic 805)—Accounting for Contract Assets and Contract Liabilities from Contracts with Customers. The ASU is effective from the fiscal years beginning after December 15, 2022, and interim periods within those fiscal years. The amendments in this update primarily address the accounting for contract assets and contract liabilities from revenue contracts with customers in a business combination. However, the amendments also apply to contract assets and contract liabilities from other contracts to which the provisions of Topic 606 apply, such as contract liabilities from the sale of nonfinancial assets within the scope of Subtopic 610-20, Other Income—Gains and Losses from the Derecognition of Nonfinancial Assets. Additionally in May 2023, the FASB issued ASU 2023-05 with updates to Joint Venture Formations (Subtopic 805-60)—Recognition and Initial Measurement. This ASU is effective prospectively from the fiscal years beginning after January 1, 2025. The amendments in this Update permit a joint venture to apply the measurement period guidance in Subtopic 805-10 if the initial accounting for a joint venture formation is incomplete by the end of the reporting period in which the formation occurs. No material impact on our consolidated financial position, results of operations, and cash flows is expected.

In January 2023, the Financial Accounting Standards Board (“FASB”) issued ASU 2023-01, Leases (Topic 842)— Common Control Arrangements. The ASU is effective from fiscal years beginning after December 15, 2023, and interim periods within those fiscal years. Topic 842 requires that entities determine whether a related party arrangement between entities under common control (hereinafter referred to as a common control arrangement) is a lease. If the arrangement is determined to be a lease, an entity must classify and account for the lease on the same basis as an arrangement with an unrelated party (on the basis of legally enforceable terms and conditions). That represents a change from the requirements of Topic 840, Leases, which required that an entity classify and account for an arrangement on the basis of economic substance when those terms and conditions were affected by the related party nature of the arrangement. No material impact on our consolidated financial position, results of operations, and cash flows is expected.

In February 2023, the Financial Accounting Standards Board (“FASB”) issued ASU 2023-02, Investments Equity Method and Joint Ventures (Topic 323)—Accounting for Investments in Tax Credit Structures using the Proportional Amortization Method, introduced the option to apply the proportional amortization method to account for investments made primarily for the purpose of receiving income tax credits and other income tax benefits when certain requirements are met; however, the amendments in that Update limited the proportional amortization method to investments in low-income-housing tax credit ("LIHTC") structures. The proportional amortization method results in the cost of the investment being amortized in proportion to the income tax credits and other income tax benefits received, with the amortization of the investment and the income tax credits being presented net in the income statement as a component of income tax expense (benefit). Equity investments in other tax credit structures are typically accounted for using the equity method or Topic 321, Investments— Equity Securities, which results in investment income, gains and losses, and tax credits being presented gross on the income statement in their respective line items. The ASU is effective from the fiscal years beginning after December 15, 2023, and interim periods within those fiscal years. No material impact on our consolidated financial position, results of operations, and cash flows is expected.

In July 2023, the Financial Accounting Standards Board (“FASB”) issued ASU 2023-07, Segment Reporting (Topic 280)—Improvements to Reportable Segment Disclosures. The ASU is effective from fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The ASU should be adopted retrospectively unless it is impracticable to do so. Upon adoption, a public entity will adopt the ASU as of the beginning of the earliest period presented. However, the significant segment expense categories are based on those identified in the current period of adoption, regardless of how expenses may have been reported to the Chief Operating Decision Maker ("CODM") in the prior periods. Early adoption of the ASU is permitted, including in an interim period. If a public entity elects to early adopt the ASU in an interim period, the guidance should be applied as of the beginning of the fiscal year that includes the interim period. The Company has adopted ASU 2023-07 and it was applied retrospectively, however no material impact on our consolidated financial position, results of operations, and cash flows is expected.

In September 2023, the Financial Accounting Standards Board (“FASB”) issued ASU 2023-09, Income Taxes (Topic 740)—Improvements to Income Tax Disclosures. Given the magnitude of changes to the tabular reconciliation as compared to the existing requirements, Public entities ("PBEs") will need to consider how they will adopt the standard. Whether it is applied prospectively or retrospectively, the adoption of the ASU will necessitate consideration of the reporting entity’s processes, systems, and controls around disclosures. The foreign tax effects category in particular expands significantly on existing disclosure for most reporting entities. For Public entities, ASU 2023-09 is effective for annual periods beginning after December 15, 2024. The guidance should be applied on a prospective basis with the option to apply the standard retrospectively. Early adoption is permitted. No material impact on our consolidated financial position, results of operations, and cash flows as a result of future amendments is expected.

In November 2024, the FASB issued ASU 2024-03, Disaggregation of Income Statement Expenses. This guidance requires additional quantitative and qualitative disclosure of certain amounts included in the expense captions presented on the face of the Statement of Operations as well as disclosures about selling expenses. The ASU is effective on a prospective basis, with the option for retrospective application, for annual periods beginning after December 15, 2026 and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is in the process of assessing the impact the adoption of this guidance will have on its disclosures, however, no material impact on our consolidated financial position is expected.

3. Derivative Instruments Accounted for at Fair Value

The following table includes the estimated fair value of those assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2024, and 2023.

		December 31, 2023	December 31, 2024
		(in thousands)
	Fair Value Hierarchy Level	Fair Value Asset	Fair Value Asset
Interest rate swap agreement assets	Level 2	$14,674	$7,191

The Company uses derivative instruments in accordance with its overall risk management policy to mitigate our risk of unfavorable fluctuations in foreign exchange and interest rate movements.

The Company held no derivatives designated as hedges as of December 31, 2024, and 2023.

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
Interest Rate risk

The Company has a number of existing vessel loan facilities with associated fixed interest rate swaps. As of December 31, 2024, the interest rate swaps had a positive fair value to the Company of $7.2 million (December 31, 2023, a positive fair value to the Company of $14.7 million). There were unrealized losses of $7.5 million on the fair value of the swaps for the year ended December 31, 2024 (year ended December 31, 2023, an unrealized loss of $7.3 million).
These fixed interest rate swaps are typically entered into with financial institutions that are also lenders under our loan facilities. The interest rate payable by the Company under these interest rate swap agreements is between 0.3615% and 2.137%. The interest rate receivable by the Company under these interest rate swap agreements is typically 3-month SOFR, calculated on a 360-day year basis and which resets every three months.
All interest rate swaps above are remeasured to fair value at each reporting date and have been categorized as level two on the fair value measurement hierarchy. The remeasurement to fair value has no impact on the cash flows at the reporting date. There is no requirement for cash collateral to be placed with the swap providers under these swap agreements and there is no effect on restricted cash as of December 31, 2024 and December 31, 2023.
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

Credit risk

The Company is exposed to credit losses in the event of non-performance by the counterparties to the interest rate swap agreements. As of December 31, 2024, the Company is exposed to credit risk as the interest rate swaps were in an asset position from the perspective of the Company. In order to minimize counterparty risk, the Company only enters into derivative transactions with counterparties that are reputable financial institutions, highly rated by a recognized rating agency.

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

4. Fair Value of Financial Instruments
The principal financial assets of the Company as of December 31, 2024, and 2023 consist of cash, cash equivalents and restricted cash and accounts receivable. The principal financial liabilities of the Company as of December 31, 2024 and 2023 consist of accounts payable, accrued expenses and other liabilities, secured term loan facilities, revolving credit facilities and the 2024 Bonds and the 2020 Bonds.

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

The 2020 Bonds were classified as a Level 2 liability and the fair values have been calculated based on the most recent trades of the bond on the Oslo Børs prior to December 31, 2023.

The 2024 Bonds are classified as a Level 2 liability and the fair values have been calculated based on the most recent over the counter ("OTC") trades of the bond prior to December 31, 2024. These trades are infrequent and therefore not considered to be an active market.

The fair value of secured term loan facilities and revolving credit facilities is estimated to approximate the carrying value in the balance sheet since they bear a variable interest rate, which is reset every quarter. This has been categorized at Level 2 on the fair value measurement hierarchy as at December 31, 2024 and 2023.

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

		December 31, 2023		December 31, 2024
Fair Value Hierarchy Level	Fair Value Hierarchy Level	Carrying Amount Asset (Liability)	Fair Value Asset (Liability)	Carrying Amount Asset (Liability)	Fair Value Asset (Liability)
		(in thousands)
2020 Bonds (see Note 11)	Level 2	$(91,000)	$(91,455)	$—	$—
2024 Bonds (see Note 11)	Level 2	—	—	(100,000)	(100,625)
Secured term loan facilities and revolving credit facilities (see Note 10)	Level 2	$(810,497)	$(810,497)	$(760,559)	$(760,559)

5. Operating Revenues

The following table compares our operating revenues for the years ended December 31, 2024, 2023 and 2022:

	December 31, 2022	December 31, 2023	December 31, 2024
	(in thousands)
Operating revenues:
Time charters	$245,645	$317,010	$336,754
Voyage charters	159,701	176,329	174,913
Voyage charters from Luna Pool collaborative arrangements	22,101	7,355	—
Operating revenues from Unigas Pool	46,345	50,043	55,012
Total operating revenues	$473,792	$550,737	$566,679

Time Charter revenues

As of December 31, 2024, 32 of the Company’s 47 operated vessels, (excluding the nine vessels operating within the independently managed Unigas Pool) were subject to time charters, 23 of which will expire within one year and nine of which will expire within three years from the balance sheet date (December 31, 2023: 38 of the Company’s 47 operated vessels, were subject to time charters, 27 of which were due to expire within one year, five within three years, and six between three to five years). The estimated undiscounted cash flows for committed time charter revenue expected to be received on an annual basis for ongoing time charters, as of each December 31, is as follows:

(in thousands)
2025	$220,863
2026	$37,617
2027	$18,651
2028	$6,534

For time charter revenues accounted for under Topic 842, the amount of accrued income on the Company’s consolidated balance sheet as of December 31, 2024 was $0.7 million (December 31, 2023: $1.0 million). The amount of hire payments received in advance under time charter contracts, recognized as a liability and reflected within deferred income on the Company’s consolidated balance sheet was $24.5 million (December 31, 2023: $25.6 million). Deferred income allocated to time charters will be recognized ratably over time, which is expected to be within one month from December 31, 2024.

Voyage Charter revenues

Voyage charter revenues, which include revenues from contracts of affreightment, are shown net of address commissions.

As of December 31, 2024, for voyage charters and contracts of affreightment, services accounted for under Topic 606, the amount of contract assets reflected within accrued income on the Company’s consolidated balance sheet was $5.1 million (December 31, 2023: $1.3 million). Changes in the contract asset balance at the balance sheet dates reflect income accrued after loading of the cargo commences but before an invoice has been raised to the charterer, as well as changes in the number of the Company’s vessels contracted under voyage charters or contracts of affreightment The opening and closing balance of receivables from voyage charters and contracts of affreightment was $18.3 million and $19.5 million respectively as of December 31, 2024 (December 31, 2023: $5.1 million and $18.3 million respectively) and are reflected within net accounts receivable on our consolidated balance sheet.

The amount allocated to costs incurred to fulfill a contract with a charterer, which are costs incurred following the commencement of a contract or charter party but before the loading of the cargo commences was $2.5 million as of December 31, 2024 (December 31, 2023: $1.0 million) and is reflected within prepaid expenses and other current assets on the Company’s consolidated balance sheet.

Voyage and Time charter revenues from Luna Pool collaborative arrangements:

Revenues from the Luna Pool collaborative arrangements for year ended December 31, 2024, 2023, and 2022 which are accounted for under ASC 808 – Collaborative Arrangements, represent our share of pool net revenues generated by the other Pool Participant’s vessels in the Luna Pool. These include revenues from voyage charters and contracts of affreightment, which are accounted for under Topic 606 in addition to time charter revenues, which are accounted for under Topic 842.

6. Vessels

	Vessel	Drydocking	Total
	(in thousands)
Cost
January 1, 2023	$2,326,477	$62,035	$2,388,512
Vessel additions on acquisition	191,727	—	191,727
Additions	233	14,718	14,951
Write-offs of fully amortized assets	—	(4,066)	(4,066)
Disposals	(51,041)	(2,749)	(53,790)
December 31, 2023	2,467,396	69,938	2,537,334
Additions	—	32,985	32,985
Write-offs of fully amortized assets	—	(16,878)	(16,878)
December 31, 2024	2,467,396	86,045	2,553,441

Accumulated Depreciation and Amortization
January 1, 2023	670,495	25,523	696,018
Charge for the period	110,424	18,601	129,025
Write-offs of fully amortized assets	—	(4,066)	(4,066)
Disposals	(37,585)	(440)	(38,025)
December 31, 2023	743,334	39,618	782,952
Charge for the period	111,012	22,748	133,760
Write-offs of fully amortized assets	—	(16,878)	(16,878)
December 31, 2024	854,346	45,488	899,834

Net Book Value
December 31, 2022	$1,655,982	$36,512	$1,692,494
December 31, 2023	$1,724,062	$30,320	$1,754,382
December 31, 2024	$1,613,050	$40,557	$1,653,607

The cost and net book value of the 32 vessels that were contracted under time charter agreements was $1,676 million and $1,084 million, respectively, as of December 31, 2024 (December 31, 2023: $1,994 million and $1,324 million, respectively, for 38 vessels contracted under time charters).

The net book value of vessels that serve as collateral for the Company’s secured term loan and revolving credit facilities (see "Note 10. Secured Term Loan Facilities and Revolving Credit Facilities " to the consolidated financial statements) was $1,382 million as of December 31, 2024 (December 31, 2023: $1,386 million).

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

7. Vessels Under Construction

Vessels Under Construction
(in thousands)
Vessels under construction at January 1, 2024	$—
Capitalized Interest	381
Payments to shipyard	41,208
Vessels under construction at December 31, 2024	$41,589
On August 20, 2024 the Company entered into contracts to build the Original Newbuild Vessels. On November 21, 2024 the Company exercised an option and entered into contracts to build the Additional Newbuild Vessels. The Newbuild Vessels, Navigator Polaris, Navigator Proxima, Navigator Parsec, and Navigator Pleione are scheduled to be delivered to the Company in March 2027, July 2027, November 2027 and January 2028 respectively, at an average shipyard price of $102.9 million per vessel.

Interest expense of $380,674 was capitalized for the year ended December 31, 2024 compared to $nil for the year ended December 31, 2023.

8. Equity Method Investments

Interests in investments that are accounted for using the equity method, are recognized initially at cost and subsequently include the Company’s share of the profits or losses and other comprehensive income of equity-accounted investees. Except as noted below, as of December 31, 2024, and 2023, we had the following participation in investments that are accounted for using the equity method:

	December 31, 2023	December 31, 2024
Enterprise Navigator Ethylene Terminal LLC (“Export Terminal Joint Venture”)	50.0%	50.0%
Unigas International B.V. (“Unigas”)	33.3%	33.3%
Dan Unity CO2 A/S ("Dan Unity")	50.0%	50.0%
Luna Pool Agency Limited (“Pool Agency”)	50.0%	50.0%
Azane Fuel Solutions AS ("Azane")	9.5%	9.5%
Bluestreak CO2 Limited ("Bluestreak")	50.0%	50.0%

Equity method gains, including amortized costs, recognized in the share of result of equity method investments for the year ended December 31, 2024 were 16.9 million (December 31, 2023 and 2022: equity method gains of $20.6 million and $25.8 million, respectively).

Export Terminal Joint Venture

As of December 31, 2024, the Company's life-to-date contributions to the Export Terminal Joint Venture total $270.5 million (December 31, 2023: $181.5 million), being our total share of the capital cost for the construction of the Ethylene Export Terminal and the Terminal Expansion Project. Cumulative interest and associated costs capitalized in respect of our investment in the Export Terminal Joint Venture are amortized over the estimated useful life of the Ethylene Export Terminal, which originally began commercial operations in December 2019 and for which the Terminal Expansion Project was completed in December 2024.

As of December 31, 2024, the unamortized difference between the carrying amount of the investment in the Export Terminal Joint Venture and the amount of the Company’s underlying equity in net assets of the Export Terminal Joint Venture was $5.2 million (December 31, 2023: $5.5 million). The costs amortized in the year ended December 31, 2024 were $0.3 million and are presented in the share of result of equity method investments within our consolidated statement of operations. (December 31, 2023, and 2022: $0.3 million and $0.3 million, respectively).

Unigas International B.V. ("Unigas")
Unigas based in the Netherlands is an independent commercial and operational manager of seagoing vessels capable of carrying liquefied petrochemical and petroleum gases on a worldwide basis. Unigas is the operator of the Unigas pool. The Company owns a 33.3% equity interest in Unigas and accounts for it using the equity method. It was recognized initially at fair value and our consolidated financial statements will include Unigas’s share of the profit or loss and other comprehensive income.

Dan Unity CO2 A/S ("Dan Unity")

In June 2021, one of the Company’s subsidiaries entered into a shareholder agreement creating an equally owned joint venture, Dan Unity CO2 A/S, a Danish entity, with the aim of undertaking commercial and technical projects relating to seaborne transportation of CO2.

We account for our investment using the equity method as our ownership interest is 50% and we exercise joint control over the Dan Unity CO2 A/S operating and financial policies. As of December 31, 2024, we have recognized the Company’s initial investment at cost along with the Company’s share of the profits or losses and other comprehensive income of equity accounted investees. We disclose our proportionate share of profits and losses from equity method unconsolidated affiliates in the statement of operations and adjust the carrying amount of our equity method investments on the balance sheet accordingly.

Luna Pool Agency Limited ("Luna Pool Agency")
In March 2020, the Company collaborated with Pacific Gas Pte. Ltd. and Greater Bay Gas Co. Ltd. ("Greater Bay Gas”) to form and manage the Luna Pool. As part of the formation, Luna Pool Agency Limited (the “Luna Pool Agency”) was incorporated in May 2020. The pool participants jointly own the Luna Pool Agency on an equal basis, and both have equal board representation. As of December 31, 2024 and 2023, we have recognized the Company’s initial investment of one British pound in the Luna Pool Agency within equity method investments on our consolidated balance sheet. The Luna Pool Agency has no activities other than as a legal custodian of the Luna Pool bank account and there will be no variability in its financial results as it has no income and its minimal operating expenses are reimbursed by the Pool Participants. The Luna Pool collaborative arrangement ended following the acquisition by us of the final vessel, Navigator Vega, on April 13, 2023. The Luna Pool was dissolved on November 30, 2024.

Azane Fuel Solutions AS ("Azane")

Azane, a joint venture between ECONNECT Energy AS and Amon Maritime AS , both of Norway, was founded in Norway in 2020 as a company that develops proprietary technology and services for ammonia fuel handling, to facilitate the transition to green fuels for shipping. The Company acquired a 9.5% equity interest in Azane on October 25, 2023 and accounts for it using the equity method. It was recognized initially at cost.

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

Bluestreak CO2 Limited ("Bluestreak")

Bluestreak is a 50% joint venture between the Company and Bumi Armada, one of the world’s largest floating infrastructure operators. The joint venture aims to provide an end-to-end solution for carbon emitters to capture, transport, sequester and store their carbon dioxide emissions in line initially with the United Kingdom’s Industrial Decarbonisation Strategy. It is anticipated that the Bluestreak joint venture will design and implement a value chain of shuttle tankers delivering to a floating carbon storage unit or a floating carbon storage and injection unit. The complete value chain is expected to safely and reliably transport and provide buffer storage of liquid carbon dioxide. The Bluestreak joint venture is subject to the execution of definitive documentation, approvals by the respective boards of directors of the Company and Bumi Armada, applicable regulatory approvals and other customary closing conditions.

The table below represents movement in the Company’s equity method investments, as of December 31, 2024, 2023 and 2022:

	2022	2023	2024
	(in thousands)
Equity method investments at January 1	$150,209	$148,534	$174,910
Equity contributions to joint venture entity	—	35,000	89,000
Equity method investments – additions	—	1,559	—
Share of results	25,794	20,607	16,911
Distributions received from equity method investments	(27,469)	(30,790)	(27,092)
Total equity method investments at December 31	$148,534	$174,910	$253,729

Summarized financial information for these equity method investees is included below; among the equity method investees are the Export Terminal Joint Venture, the Luna Pool Agency, Unigas, Bluestreak, Dan Unity and Azane.

No changes occurred to the ownership in each of the equity method investees during the year ended December 31, 2024. For investments acquired during the reported periods, amounts reflect 100% of the investees' results beginning on the date of our acquisition of the investment. The Export Terminal Joint Venture contributed $16.9 million for the year ended December 31, 2024, which represents the majority of our share of results of equity method investments (December 31, 2023 and 2022: equity method results of $20.6 million and $25.8 million, respectively). In 2024, the company contributed $89.0 million for the Terminal Expansion Project (2023: $35.0 million).

The summarized balance sheet data of the operating entity investments consists of the following:

	December 31, 2022	December 31, 2023	December 31, 2024
		(in thousands)
Current assets	$33,834	$55,731	$48,722
Non-current assets	264,507	304,646	482,965
Total Assets	298,341	360,377	531,687

Current liabilities	13,246	25,793	34,251
Non-current liabilities	32	296	696
Total Liabilities	13,278	26,089	34,947

Total Equity	$285,063	$334,288	$496,740

The summarized operating data of the operating entity investments was as follows:

	Year ended December 31, 2022	Year ended December 31, 2023	Year ended December 31, 2024
	(in thousands)
Total revenues	$118,386	$107,792	$95,152
Operating Income	53,116	41,454	35,418
Net income	53,357	41,607	34,843
Net income attributable to the investees	$26,472	$20,671	$17,110

9. Variable Interest Entities

As of December 31, 2024, and December 31, 2023, the Company has consolidated 100% of PT Navigator Khatulistiwa, a VIE for which the Company is deemed to be the primary beneficiary, i.e. it has a controlling financial interest in this entity with the power to direct the activities that most significantly impact the entity’s economic performance and has the right to residual gains or the obligation to absorb losses that could potentially be significant to the VIE. The Company owns 49% of the VIE’s common stock, all of its secured debt and has voting control. All economic interests in the residual net assets reside with the Company. By virtue of the accounting principle of consolidation, transactions between PT Navigator Khatulistiwa and the Company are eliminated on consolidation. PT Navigator Khatulistiwa had total assets and liabilities, as of December 31, 2024, of $127.2 million and $25.8 million, respectively (December 31, 2023: $130.1 million and $18.3 million respectively).

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

As of December 31, 2023 the Company had consolidated 100% of OCY Aurora Ltd., the lessor variable interest entity (‘‘Lessor VIE’’) that we have leased Navigator Aurora from under a sale and leaseback arrangement. The Lessor VIE is a wholly-owned special purpose vehicle (“SPV”) of a financial institution. The Company has concluded that it has a variable interest in the SPV because the bareboat charter has fixed price call options to acquire Navigator Aurora from the SPV at various dates throughout the 13 year lease/bareboat charter term, commencing from the fifth year, initially at $44.8 million. The call options are considered to be variable interests as each option effectively transfers substantially all of the rewards from Navigator Aurora to us and limits the SPV’s ability to benefit from the rewards of ownership. The SPV is categorized under U.S. GAAP as a VIE and the Company has concluded it is the primary beneficiary and must therefore consolidate the SPV within its financial statements.

On October 29, 2024, the Company repurchased Navigator Aurora pursuant to the Company’s existing October 2019 sale and leaseback arrangement related to that vessel. The Company tendered its termination notice relating to the October 2019 sale and leaseback arrangement in May 2024. Following the repurchase the Company has determined that it no longer has a variable interest in the SPV and at December 31, 2024 the Company no longer consolidate OCY Aurora Ltd.

The Lessor VIE had total assets and liabilities, as of December 31, 2024, of $nil. (December 31, 2023: $49.0 million and $42.5 million respectively).

	December 31, 2023	December 31, 2024
	(in thousands)
Assets
Cash, cash equivalents and restricted cash	$23	$—
Prepaid expenses and other current assets	365	—
Total assets	388	—
Liabilities
Accrued expenses and other liabilities	(702)	—
Amounts due to related parties, current	(569)	—
Amounts due to related parties, non-current	(41,266)	—
Total liabilities	$(42,537)	$—

The most significant impact of the lessor VIE’s operations on the Company’s consolidated statements of operations is interest expense of $1.7 million for the year ended December 31, 2024 (December 31, 2023: $3.2 million). The most significant impact of the lessor VIE’s cash flows on the Company’s consolidated statements of cash flows is net cash used in financing activities of $48.9 million for the year ended December 31, 2024 (December 31, 2023: net cash used in financing activities of $6.8 million).

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

As of December 31, 2024, our VIEs' had total assets and liabilities, of $128.0 million and $26.2 million respectively. These amounts have been included in the Company’s consolidated balance sheet as of December 31, 2024 (December 31, 2023:$179.8 million and $61.4 million respectively).

10. Secured Term Loan Facilities and Revolving Credit Facilities

The table below represents the annual principal payments to be made under our term loans and revolving credit facilities after December 31, 2024 and 2023:

	December 31, 2023	December 31, 2024
	(in thousands)
Due within one year	$123,024	$252,333
Due between one year and two years	292,616	121,321
Due between two years and three years	107,216	81,644
Due between three years and four years	67,539	131,822
Due between four years and five years	93,931	98,933
Due in more than five years*	126,171	74,506
Total secured term loans facilities and revolving credit facilities	810,497	760,559
Less: current portion	123,024	252,333
Secured term loan facilities and revolving credit facilities, non-current portion*	$687,473	$508,226

*
Includes amounts relating to the Navigator Aurora Facility held within a lessor entity (for which legal ownership resides with financial institutions) that we are required to consolidate under U.S. GAAP into our financial statements as a variable interest entity (See "Note 9. Variable Interest Entities to our consolidated financial statements")

Terminal Facility. In March 2019, Navigator Ethylene Terminals LLC, a wholly-owned subsidiary of the Company (the “Marine Terminal Borrower”), entered into a Credit Agreement (the “Terminal Facility”) with ING Capital LLC and SG Americas Securities, LLC for a maximum principal amount of $75.0 million for the payment of project costs relating to our Ethylene Export Terminal. The Terminal Facility has a final maturity of December 31, 2025. As of December 31, 2024, an amount of $10.9 million was outstanding.

Interest on amounts drawn is payable at a rate of Comp SOFR plus 326 basis points per annum over the term of the facility, for interest periods of three or six months. The Company has hedged SOFR at 80% of the outstanding loan amount (split 50/50) at 0.369% and 0.362% with ING and Société General respectively. The Marine Terminal Borrower may voluntarily prepay indebtedness at any time, without premium or penalty, in whole or in part upon prior written notice to the facility agent.

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

The Marine Terminal Borrower can only pay dividends if it satisfies certain customary conditions to paying a dividend, including maintaining a debt service coverage ratio for the immediately preceding four consecutive fiscal quarters and the projected immediately succeeding four consecutive fiscal quarters of not less than 1.20 to 1.00 and no default or event of default has occurred or is continuing. The Terminal Facility also limits the Marine Terminal Borrower from, among other things, incurring indebtedness or entering into mergers and divestitures. The Terminal Facility also contains general covenants that will require the Marine Terminal Borrower to vote its interest in the Export Terminal Joint Venture to cause the Export Terminal Joint Venture to maintain adequate insurance coverage, and maintain its property (but only to the extent the Marine Terminal Borrower has the power under the organizational documents of the Marine Terminal Joint Venture to cause such actions). As of December 31, 2024, the Company was in compliance with all covenants contained in this Terminal facility.
March 2019 Secured Term Loan Facility. On March 25, 2019, the Company entered into a secured term loan with Credit Agricole Corporate and Investment Bank, ING Bank N.V. London Branch and Skandinaviska Enskilda Banken AB (Publ.) for a maximum principal amount of $107.0 million (the “March 2019 Secured Term Loan Facility”), to partially re-finance our January 2015 secured term loan facility that was due to mature in June 2020. The facility had a term of six years from the date of the agreement, maturing in March 2025. It was fully repaid by December 31, 2024 following the final balloon payment of $54.4 million made in August 2024. Interest on amounts drawn was payable at a rate of Term SOFR plus 266 basis points per annum.
September 2020 Secured Revolving Credit Facility. On September 17, 2020, the Company entered into a secured revolving credit facility with Nordea Bank ABP, Credit Agricole Corporate and Investment Bank, ING Bank N.V. London Branch, National Australia Bank, ABN AMRO Bank N.V. and BNP Paribas S.A. for a maximum principal amount of $210.0 million (the “September 2020 Secured Revolving Credit Facility”). The facility is due to mature in September 2025. As of December 31, 2024, an amount of $143.4 million was outstanding. The available facility amount shall be reduced semi-annually on June 30 and December 31 by an amount of $7.4 million followed by a final balloon payment on September 17, 2025, of $136.0 million. Interest on amounts drawn was payable at a rate of Comp SOFR plus 276 basis points per annum.

This loan facility is secured by first priority mortgages on each of Navigator Eclipse, Navigator Luga, Navigator Nova, Navigator Prominence, and Navigator Yauza as well as assignments of earnings and insurances on these secured vessels. The financial covenants each as defined within the credit facility are: a) the maintenance at all times of cash and cash equivalents in an amount equal to or greater than (i) $35.0 million, or (ii) 5% of total indebtedness, as applicable; and b) the maintenance of the ratio of total stockholders’ equity to total assets of not less than 30%. The aggregate fair market value of the collateral vessels must be no less than 125% of the aggregate outstanding borrowing under the facility. As of December 31, 2024, the Company was in compliance with all covenants contained in this revolving credit facility.
August 2021 Amendment and Restatement Agreement. In August 2021, as part of the Ultragas Transaction, the Company entered into an Amendment and Restatement Agreement with Danmarks Skibskredit A/S relating to a previously issued 2019 Senior Term Loan Facility, with four vessel owning entities as borrowers for a maximum principal amount of $66.95 million (the “August 2021 Amendment and Restatement Agreement”). The facility matures in June 2026 and is fully drawn down as of December 31, 2024, with an amount outstanding of $34.9 million which is repayable in half yearly installments of approximately $2.9 million followed by a payment of $26.2 million on the final repayment date of June 1, 2026. Under Amendment no.1 of the facility, dated June 2019, the overall rate of the facility on each tranche was fixed at interest rates between 3.77% and 3.780%.

The facility is secured by first priority mortgages on each of Happy Osprey, Happy Peregrine, Happy Pelican and Happy Penguin, as well as assignment of earnings and insurances on these secured vessels. The financial covenants each as defined within the Senior Term Loan Facility are: a) the maintenance at all times of cash and cash equivalents in an amount equal to or greater than (i) $50.0 million and (ii) 5 per cent of the total indebtedness; and b) maintain a ratio of value adjusted total stockholders’ equity to value adjusted total assets of not less than 30%; and the aggregate fair market value of the collateral vessels must be no less than 125% of the aggregate outstanding borrowing under the facility. As of December 31, 2024, the Company was in compliance with all covenants contained in this credit facility.

In August 2021, as part of the Ultragas Transaction, the Company became guarantor for the following four Senior Secured Term Loan Facilities, previously entered into by Othello Shipping Company S.A. or certain of its wholly owned vessel owning entities.
October 2013 DB Credit Facility A. On October 25, 2013, Atlantic Gas Shipping Inc. and Balearic Gas Shipping Inc. entered into a Senior Secured Term Loan Facility with Deutsche Bank AG, Hong Kong Branch for a maximum principal amount of $57.7 million (the “DB Credit Facility A”), to finance two newbuild LPG carriers, Navigator Atlantic (formerly Atlantic Gas) and Navigator Balearic (formerly Balearic Gas). The facility has a term of twelve years from the date of the vessels’ deliveries, maturing in May 2027. It is fully drawn down as of December 31, 2023, with an amount outstanding of $10.8 million which is repayable for each vessel tranche in half yearly installments of $1.2 million for twelve years from the date of each vessel drawdown. Interest on amounts drawn is payable at a rate of Comp SOFR plus 247 basis points per annum.

This loan facility is secured by first priority mortgages on each of Navigator Atlantic (formerly Atlantic Gas) and Navigator Balearic (formerly Balearic Gas) as well as assignments of earnings and insurances on these secured vessels. The financial covenants each as defined within the Amended to the Term Loan Facility, dated August 3, 2021 are: a) the maintenance at all times of cash and cash equivalents in an amount equal to or greater than (i) $50.0 million, or (ii) 5% of total indebtedness (as defined), as applicable; b) the maintenance of the ratio of total stockholders’ equity to total assets of not less than 30% and the aggregate fair market value of the collateral vessels must be no less than 125% of the aggregate outstanding borrowing under the facility. As of December 31, 2024, the Company was in compliance with all covenants contained in this credit facility.

October 2013 Santander Credit Facility A. On October 30, 2013, Adriatic Gas Shipping Inc., Celtic Gas Shipping Inc. and Lalandia Shipping Company S.A entered into a Senior Secured Term Loan Facility with Banco Santander, S.A. and Korea Finance Corporation for a maximum principal amount of $81.0 million (the “Santander Credit Facility A”), to finance three newbuild LPG carriers, Adriatic Gas, Navigator Celtic (formerly Celtic Gas) and Happy Albatross. The facility has a term of twelve years from the date of the vessels’ deliveries, maturing in June 2027. It is fully drawn down as of December 31, 2023, with an amount outstanding of $16.9 million which is repayable for each vessel tranche in half yearly installments of between $1.0 million and $1.2 million for twelve years from the date of each vessel drawdown. Interest on amounts drawn is payable at a rate of Comp SOFR plus 247 basis points per annum.

This loan facility is secured by first priority mortgages on each of Adriatic Gas, Navigator Celtic (formerly Celtic Gas) and Happy Albatross as well as assignments of earnings and insurances on these secured vessels. The financial covenants each as defined within the Amended to the Term Loan Facility, dated August 3, 2021 are: a) the maintenance at all times of cash and cash equivalents in an amount equal to or greater than (i) $50.0 million, or (ii) 5% of total indebtedness (as defined), as applicable; b) the maintenance of the ratio of total stockholders’ equity to total assets of not less than 30% and the aggregate fair market value of the collateral vessels must be no less than 125% of the aggregate outstanding borrowing under the facility. As of December 31, 2024, the Company was in compliance with all covenants contained in this credit facility.
July 2015 DB Credit Facility B. On July 31, 2015, Bering Gas Shipping Inc and Pacific Gas Shipping Inc entered into a Senior Secured Term Loan Facility with Deutsche Bank AG, Hong Kong Branch for a maximum principal amount of $60.9 million (the “DB Credit Facility B”), to finance two newbuild LPG carriers, Bering Gas and Pacific Gas. The facility has a term of twelve years from the date of the vessels’ deliveries, maturing in January 2029. It is fully drawn down as of December 31, 2023, with an amount outstanding of $21.6 million which is repayable for each vessel tranche in half yearly installments of $1.3 million for twelve years from the date of each vessel drawdown. Interest on amounts drawn is payable at a rate of Comp SOFR plus 247 basis points per annum.

This loan facility is secured by first priority mortgages on each of Bering Gas and Pacific Gas as well as assignments of earnings and insurances on these secured vessels. The financial covenants each as defined within the Amended to the Term Loan Facility, dated August 3, 2021 are: a) the maintenance at all times of cash and cash equivalents in an amount equal to or greater than (i) $50.0 million, or (ii) 5% of total indebtedness (as defined), as applicable; b) the maintenance of the ratio of total stockholders’ equity to total assets of not less than 30% and the aggregate fair market value of the collateral vessels must be no less than 125% of the aggregate outstanding borrowing under the facility. As of December 31, 2024, the Company was in compliance with all covenants contained in this credit facility.
July 2015 Santander Credit Facility B. On July 31, 2015, Arctic Gas Shipping Inc and Falstria Shipping Company S.A entered into a Senior Secured Term Loan Facility with Banco Santander, S.A. for a maximum principal amount of $55.8 million (the “Santander Credit Facility B”), to finance two newbuild LPG carriers, Arctic Gas and Happy Avocet. The facility has a term of twelve years from the date of the vessels’ deliveries, maturing in January 2029. It is fully drawn down as of December 31, 2023, with an amount outstanding of $20.9 million which is repayable for each vessel tranche in half yearly installments of $1.1 million and $1.3 million for 12 years from the date of each vessel drawdown. Interest on amounts drawn is payable at a rate of Comp SOFR plus 247 basis points per annum.

This loan facility is secured by first priority mortgages on each of Arctic gas and Happy Avocet as well as assignments of earnings and insurances on these secured vessels. The financial covenants each as defined within the Amended to the Term Loan Facility, dated August 3, 2021 are: a) the maintenance at all times of cash and cash equivalents in an amount equal to or greater than (i) $50.0 million, or (ii) 5% of total indebtedness (as defined), as applicable; b) the maintenance of the ratio of total stockholders’ equity to total assets of not less than 30% and the aggregate fair market value of the collateral vessels must be no less than 125% of the aggregate outstanding borrowing under the facility. As of December 31, 2024, the Company was in compliance with all covenants contained in this credit facility.

December 2022 Secured Term Loan and Revolving Credit Facility. On December 7, 2022, the Company entered into a secured revolving credit facility with Credit Agricole Corporate and Investment Bank and Deutsche Bank AG for a maximum principal amount of $111.8 million (the “December 2022 Secured Revolving Credit Facility”). The facility is due to mature in September 2028. As of December 31, 2024, an amount of $83.6 million was outstanding. The available facility amount shall be reduced quarterly by an amount of $3.1 million followed by a final balloon payment on September 30, 2028, of $39.7 million. Interest on amounts drawn was payable at a rate of SOFR plus 209 basis points.

This loan facility is secured by first priority mortgages on each of Navigator Umbrio, Navigator Centuari, Navigator Ceres, Navigator Ceto and Navigator Copernico as well as assignments of earnings and insurances on these secured vessels. The financial covenants each as defined within the credit facility are: a) the maintenance at all times of cash and cash equivalents in an amount equal to or greater than (i) $50.0 million, or (ii) 5% of total indebtedness, as applicable; and b) the maintenance of the ratio of total stockholders’ equity to total assets of not less than 30%. The aggregate fair market value of the collateral vessels must be no less than 135% of the aggregate outstanding borrowing under the facility. As of December 31, 2024, the Company was in compliance with all covenants contained in this revolving credit facility.

December 2022 Greater Bay JV Term Loan Facility. On December 15, 2022, the Company entered into a secured term loan facility with ING Bank, London Branch, Skandinaviska Enskilda Banken AB (Publ), CTBC Bank and Shinsei Bank Limited for a maximum principal amount of $151.3 million (the “Greater Bay JV Term Loan Facility”) to provide financing for the intended acquisition of five ethylene carriers. As of December 31, 2023, the full facility amount of $151.3 million has been drawn down. As of December 31, 2024, an amount of 130.8 million was outstanding.The term loan outstanding amount shall be reduced quarterly by an amount of approximately $2.7 million followed by a final payment on the sixth anniversary of each vessel’s tranche of between $15.5 million and $18.8 million per tranche. Interest on amounts drawn is payable at a rate of SOFR plus 220 basis points.

This loan facility is secured by first priority mortgages on each of the five ethylene vessels: Navigator Luna, Navigator Solar, Navigator Vega, Navigator Castor and Navigator Equator as well as assignments of earnings and insurances on these secured vessels. The financial covenants each as defined within the term loan facility are: a) the maintenance at all times of cash and cash equivalents in an amount equal to or greater than (i) $35.0 million, or (ii) 5% of total indebtedness, as applicable; b) the maintenance of the ratio of total stockholders’ equity to total assets of not less than 30% and c) the joint venture entities (as defined) maintain at all times, from the date falling 12 months after the first drawdown, cash and cash equivalents equal to or greater than $3.0 million. The aggregate fair market value of the collateral vessels must be no less than 125% of the aggregate outstanding borrowing under the facility. As of December 31, 2024, the Company was in compliance with all covenants contained in this revolving credit facility.
March 2023 Senior Secured Term Loan. On March 20, 2023, the Company entered into a senior secured term loan with Nordea Bank ABP, ABN AMRO Bank N.V., Skandinaviska Enskilda Banken AB (Publ), and BNP Paribas S.A. to refinance the June 2017 Secured Term Loan and Revolving Credit Facility and the October 2016 Secured Term Loan and Revolving Credit Facility that were due to mature in June and October 2023, respectively. The facility has a term of six years, maturing in March 2029 and is for a maximum principal amount of $200.0 million. The available facility amount shall be reduced quarterly by an amount of $8.3 million followed by a final balloon payment in March 2029 of $25.0 million. As of December 31, 2024, the Facility was fully drawn with an amount outstanding of $141.8 million. Interest on amounts drawn is payable at a rate of Comp SOFR plus 210 basis points.

This loan facility is secured by first priority mortgages on each of the: Navigator Leo, Navigator Libra, Navigator Jorf, Navigator Galaxy, Navigator Genesis, Navigator Grace, Navigator Gusto, Navigator Glory, Navigator Scorpio and Navigator Virgo as well as assignments of earnings and insurances on these secured vessels. The financial covenants each as defined within the term loan facility are: a) the maintenance at all times of cash and cash equivalents in an amount equal to or greater than (i) $50.0 million, or (ii) 5% of total indebtedness, as applicable; b) the maintenance of the ratio of total stockholders’ equity to total assets of not less than 30%. The aggregate fair market value of the collateral vessels must be no less than 125% of the aggregate outstanding borrowing under the facility. As of December 31, 2024, the Company was in compliance with all covenants contained in this revolving credit facility.

August 2024 Senior Secured Term Loan and Revolving Credit Facility. On August 9, 2024, the Company entered into a Senior Secured Term Loan and Revolving Credit Facility (the “August 2024 Facility”) with Crédit Agricole Corporate and Investment Bank, ING Bank N.V., and Skandinaviska Enskilda Banken AB (Publ), to refinance its March 2019 secured term loan that was due to mature in March 2025, to fund the repurchase of Navigator Aurora pursuant to the Company’s existing October 2019 sale and leaseback arrangement related to that vessel which, based on a termination notice we issued to the lessor in May 2024, terminated on October 29, 2024, and for general corporate and working capital purposes. The August 2024 Facility has a term of six years maturing in August 2030, is for a maximum principal amount of $147.6 million with an amount outstanding of $145.0 million and decreases quarterly followed by a final balloon payment in August 2030 of $67.5 million, and bears interest at a rate of Term SOFR plus 190 basis points, which margin includes a 5-basis point sustainability-linked element.
Navigator Aurora Facility. In October 2019, the SPV, OCY Aurora Ltd, which then owned the Navigator Aurora, entered into secured financing agreements for $69.1 million consisting of a loan facility, the “Navigator Aurora Facility”, which was denominated in USD. The Navigator Aurora Facility was a seven year unsecured loan provided by OCY Malta Limited, the parent of OCY Aurora Ltd. The Navigator Aurora Facility attracted interest at Term SOFR plus 201 basis points and was repayable with a balloon payment on maturity. The Navigator Aurora Facility was fully repaid on October 29, 2024. (December 31, 2023: $48.1 million).

The following table shows the breakdown of secured term loan facilities and total deferred financing costs split between current and non-current liabilities as of December 31, 2024, and 2023:

	December 31, 2023	December 31, 2024
	(in thousands)
Current Liability
Current portion of secured term loan facilities and revolving credit facilities	$123,024	$252,333
Less: current portion of deferred financing costs	(2,697)	(2,246)
Current portion of secured term loan facilities, net of deferred financing costs	120,327	250,087
Non-Current Liability
Secured term loan facilities and revolving credit facilities net of current portion, excluding amount due to related parties	646,131	508,226
Amount due to related parties*	41,342	—
Less: non-current portion of deferred financing costs	(4,156)	(3,231)
Non-current secured term loan facilities and revolving credit facilities, net of current and non-current deferred financing costs	$683,317	$504,995

*
Amount due to related parties relates to the Navigator Aurora Facility held within a lessor entity (for which legal ownership resides with a financial institution) that we are required to consolidate under U.S. GAAP into our financial statements as a variable interest entity. The amount for 2024 is $nil as the sale and leaseback for Navigator Aurora was terminated during the year.

11. Senior Unsecured Bonds

On September 10, 2020, the Company issued 5-year Senior Unsecured Bonds in an aggregate principal amount of $100 million with Nordic Trustee AS as the bond trustee (the “2020 Bonds”). The 2020 Bonds were governed by Norwegian law and were listed on the Nordic ABM which is operated and organized by Oslo Børs ASA. The 2020 Bonds attracted interest at a rate of 8.0% per annum and were to mature on September 10, 2025. Interest was payable semi-annually in arrears on March 10 and September 10.

On October 17, 2024 the Company issued $100 million of new 5-year Senior Unsecured Bonds ("2024 Bonds"). The 2024 Bonds are governed by Norwegian law and they are required to be listed on the Nordic ABM which is operated and organized by Oslo Børs ASA within 9 months of issuance. The listing is expected to be completed in the second quarter of 2025.

In connection with the 2024 Bonds issuance, the Company exercised a call option to repurchase its existing 2020 Bonds with ISIN NO0010891955 and maturity date in September 2025. Navigator exercised the call option on the 2020 Bonds at 101.6% of par value plus accrued interest and the transaction settled on November 1, 2024.

The redemption of our 2020 Bonds is accounted for as a debt extinguishment and the issuance of the 2024 Bonds is treated as the issuance of new debt. On redemption of our 2020 Bonds, the Company recognized a loss on extinguishment of $1.5 million, being the difference between the reacquisition price of the 2020 Bonds and the net carrying amount of the extinguished debt.

Issuance costs for the 2024 Bonds of $1.6 million have been deferred and are being amortized over the term of the 2024 Bonds using the effective rate method.

The 2024 Bonds bear interest at a rate of 7.25% per annum and mature on October 17, 2029. Interest is payable semi-annually in arrears on April 30 and October 30.

We may redeem the 2024 Bonds, in whole or in part at any time. Any 2024 Bonds redeemed; up until October 29, 2027 will be priced at the aggregate of the present value (based on 412.1 basis points) on the Repayment Date of the Nominal Amount and the remaining interest payments up to October 30, 2027; from October 30, 2027 to April 29, 2028, are redeemable at 102.9% of par; from April 30, 2028 to October 29, 2028, are redeemable at 102.175% of par; from October 30, 2028 to April 29, 2029, are redeemable at 101.45% of par; and from April 30, 2029 to October 29, 2029, are redeemable at 100% of par; in each case, in cash plus accrued interest.

Additionally, upon the occurrence of a “Change of Control Event” (as defined in the bond agreement for the 2024 Bonds, (the “2024 Bond Agreement”)), the holders of 2024 Bonds have the option to require us to repay such holders’ outstanding principal amount of 2024 Bonds at 101% of par, plus accrued interest.

Financial Covenants. The 2024 Bond Agreement contains financial covenants requiring us, among other things, to ensure that:

•we and our subsidiaries maintain a minimum liquidity of no less than $35 million; and
•we and our subsidiaries maintain an Equity Ratio (as defined in the 2024 Bond Agreement) of at least 30%.

Our compliance with the covenants listed above is measured as of the end of each fiscal quarter. As of December 31, 2024, we were in compliance with all covenants under the 2024 Bonds.

Restrictive Covenants. The 2024 Bonds provide that we may declare or pay dividends to shareholders provided the Company maintains a minimum liquidity of $45 million unless an event of default has occurred and is continuing. The 2024 Bond Agreement also limits us and our subsidiaries from, among other things, entering into mergers and de-mergers, engaging in transactions with affiliates or incurring any additional liens which would have a material adverse effect. In addition, the 2024 Bond Agreement includes customary events of default, including those relating to a failure to pay principal or interest, a breach of covenant, false representation or warranty, a cross-default to other indebtedness, the occurrence of a material adverse effect, or our insolvency or dissolution.

The following table shows the breakdown of our senior unsecured bonds and total deferred financing costs as of December 31, 2024, and 2023:

Senior Unsecured Bonds	December 31, 2023	December 31, 2024
	(in thousands)
2024 Bond cost	—	100,000
2020 Bond cost	100,000	—
Less Treasury bonds	(9,000)	—
Less deferred financing costs	(664)	(1,554)
Total Bonds, net of deferred financing costs	$90,336	$98,446
In September 2023, we purchased an aggregate of $9.0 million of the 2020 Bonds in the open market using cash on hand.

12. Earnings per share

Basic earnings per share is calculated by dividing the net income available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated by adjusting the weighted average number of common shares used for calculating basic earnings per share for the effects of all potentially dilutive shares.

The following table shows the calculation of both the basic and diluted number of weighted average outstanding shares for the years ended December 31, 2022, 2023 and 2024:

	December 31, 2022	December 31, 2023	December 31, 2024
	(in thousands, except share data)
Basic and diluted income attributable to stockholders of Navigator Holdings Ltd.	$53,473	$82,255	$85,571
Basic weighted average number of shares	77,234,830	74,096,284	71,149,671
Effect of dilutive potential share options	323,664	511,165	688,363
Diluted weighted average number of shares	77,558,494	74,607,449	71,838,034
Earnings per share attributable to stockholders of Navigator Holdings Ltd.:
Basic earnings per share	$0.69	$1.11	$1.20
Diluted earnings per share	$0.69	$1.10	$1.19

13. Share-Based Compensation

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
Share awards

On March 17, 2024 under the Navigator Holdings Ltd. 2013 Long-Term Incentive Plan (the “2013 Plan”), 31,833 shares which were previously granted to non-employee directors under the 2013 Plan with a weighted average grant value of $12.45 per share, vested at a fair value of $487,045. On March 17, 2024, 10,111 shares which were granted in 2021 to officers and employees of the Company, all of which had a weighted average grant value of $10.26, vested at a fair value of $154,698.

On April 15, 2024, under the Navigator Holdings Ltd. 2023 Long-Term Incentive Plan (the “2023 Plan”) the Company granted a total of 54,851 restricted shares, 41,291 of which were granted to non-employee directors and 13,560 of which were granted to the officers and employees of the Company. The weighted average value of the 54,851 shares granted was $15.05 per share. The restricted shares granted to the non-employee directors vest on the first anniversary of the grant date and the restricted shares granted to the officers and employees of the Company vest on the third anniversary of the grant date.

On October 26, 2024 and June 20, 2024 an additional 10,000 shares which were previously granted to a non-employee director under the 2023 Plan with a weighted average grant value of $15.13 per share, vested at a fair value of $161,700.

On October 31, 2024 an additional 10,000 shares which were previously granted to a officers and employees of the Company under the 2013 Plan with a weighted average grant value of $8.46 per share, vested at a fair value of $153,600.

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

Restricted share grant activity for the year ended December 31, 2024, and 2023 was as follows:

Share awards	Number of granted non-vested restricted shares	Weighted average grant date fair value	Weighted average remaining contractual term
Balance as of January 1, 2023	115,693	$10.16	1.04 years
Granted	47,829	12.45
Vested	(78,144)	10.16
Balance as of December 31, 2023	85,378	$11.44	0.81 years
Granted	54,851	15.05
Vested	(61,944)	11.88
Balance as of December 31, 2024	78,285	$13.62	0.75 years

We account for forfeitures as they occur. Using the graded straight-line method of expensing the restricted stock grants, the weighted average estimated value of the shares calculated at the date of grant is recognized as compensation cost in the statements of operations over the period to the vesting date.

During the year ended December 31, 2024, the Company recognized $640,249 in share-based compensation costs relating to share grants (December 31, 2023: $819,919 and December 31, 2022: $799,902). As of December 31, 2024, there was a total of $359,191 unrecognized compensation costs relating to the expected future vesting of share-based awards (December 31, 2023: $400,282) which are expected to be recognized over a weighted average period of 0.75 years (December 31, 2023: 0.81 years).
Share options

Share options issued under the 2013 Plan and 2023 Plans are not exercisable until the third anniversary of the grant date and can be exercised up to the tenth anniversary of the grant date. The fair value of each option is calculated on the date of the grant based on the Black-Scholes valuation model. Expected volatility is based on the historic volatility of the Company’s stock price . The expected term of the options granted is anticipated to occur in the range between 4 and 6.5 years.

The movements in the existing share options during the years ended December 31, 2024, and 2023 were as follows:

Share options	Number of options outstanding	Weighted average exercise price per share	Aggregate intrinsic value
Balance as of January 1, 2023	320,856	$20.99	$—
Forfeited during the year	(35,875)	22.35	—
Issuance during the year	262,412	15.45	—
Balance as of December 31, 2023	547,393	$18.25	—
Issuance during the year	339,592	17.94	—
Expired during the period	(153,538)	24.22	—
Balance as of December 31, 2024	733,447	$16.86	$61,100

There were 733,447 options exercisable as of December 31, 2024. (547,393 as of December 31, 2023). The weighted average exercise price of the share options exercisable as of December 31, 2024 was $16.86 ($18.25 as of December 31, 2023).

The weighted average remaining contractual term of options outstanding as of December 31, 2024, was 4.05 years (December 31, 2023: 2.99 years).
During the year ended December 31, 2024, the Company recognized $405,727 in share-based compensation costs relating to options granted under the 2013 Plan and the 2023 Plan (December 31, 2023: a charge of $422,936 relating to options granted under the 2013 Plan). As of December 31, 2024 there was $1,203,456 of total unrecognized compensation costs relating to non-vested options under the 2013 and the 2023 Plan (December 31, 2023: $1,142,618).

As of December 31, 2024, there were 121,443 share options that had vested but had not been exercised with a weighted average exercise price of $17.80 (December 31, 2023: 274,981 share options that had vested but had not been exercised with a weighted average exercise price of $21.38).

The significant assumptions used during the year ending December 31, 2024 to estimate the fair value of share-based compensation awards:

Expected term of share options; The expected life has been calculated as 4.5 years which is taken as the average of the vesting term length (3 years) and the original contractual length (6 years).

Expected volatility; a historical volatility figure of 27.0% for the year ended December 31, 2024 compared to 38.1% for the year ended December 31, 2023 which is based on the historical share price data for the one year to the Grant Date.

Expected dividends; A dividend yield of 1.31% for the year ended December 31, 2024 compared to 0% for the year ended December 31, 2023 based on the annual dividend paid per the Company's Return of Capital Policy.

Risk-free rate; a risk-free rate of 4.61% for the year ended December 31, 2024 compared to 3.29% for the year ended December 31, 2023 which is the three-year Treasury Yield as at the Grant Dates.
The Company has employee stock purchase plans in place which is a savings-related share scheme where certain employees have the option to buy common stock at a 15% discount to the share price at the grant dates of August 8, 2022, July 17, 2023 and August 30, 2024. The employee stock purchase plans have three-year vesting periods. 14,568 shares have been issued since the inception of the scheme. Using the Black-Scholes valuation model, the Company recognized compensation costs of $62,261 relating to employee stock purchase plans for the year ended December 31, 2024 (December 31, 2023: $41,588).

14. Commitments and Contingencies

The contractual obligations schedule set forth below summarizes our contractual obligations as of December 31, 2024:

	2025	2026	2027	2028	2029	Thereafter	Total
	(in thousands)
Secured term loan facilities and revolving credit facilities	$252,333	$121,321	$81,644	$131,822	$98,933	$74,506	$760,559
2024 Bonds	—	—	—	—	100,000	—	100,000
Vessels under construction(1)	61,740	92,610	216,090		—	—	370,440
Marine Export Terminal capital contributions(2)	4,000	—	—	—	—	—	4,000
Office operating leases(3)	1,314	1,138	1,342	92	23	—	3,909
Preferred shares investment	1,250	—	—	—	—	—	1,250
Total contractual obligations	$320,637	$215,069	$299,076	$131,914	$198,956	$74,506	$1,240,158

1.The Company entered into four contracts to build four new 48,500 cubic meter capacity liquefied ethylene gas carriers with Jiangnan Shipyard (Group) Co., Ltd. and China Shipbuilding Trading Co., Ltd., in China. The Newbuild Vessels Navigator Polaris and Navigator Proxima, Navigator Parsec, Navigator Pleione, are under construction and are scheduled to be delivered to the Company in March 2027, July 2027 November 2027 and January 2028 respectively, at an average shipyard price of $102.9 million per vessel.

2.We committed to expand our existing Ethylene Export Terminal. As at December 31, 2024 the remaining capital contributions required from us to the Export Terminal Joint Venture for the Terminal Expansion Project are expected to be approximately $4.0 million.

3.The Company occupies office space in London with a lease that commenced in January 2022 for a period of 10 years with a mutual break option in January 2027, which is the fifth anniversary of the lease commencement date. The lease payments are dependent on foreign exchange rates and the gross rent per year payable in GBP is approximately $1.1 million, with an initial rent-free period of 27 months, of which 13 months of the rent free period is repayable in the event that the break option is exercised.
The Company occupies office space in Copenhagen with a lease that commenced in September 2021 and expires in June 2025. The lease payments are dependent on foreign exchange rates and the gross rent per year payable in Danish Kroner is approximately $180,000.
The lease term for our office in Gdynia, Poland which commenced in April 2024 for a period of 5 years to March 30, 2029. The lease payments are dependent on foreign exchange rates and the gross rent per year payable in Euros is approximately $95,000.

The Company entered into a lease for office space in Houston that expires on March 31, 2025. The annual gross rent under this lease payable in U.S. Dollars is approximately $60,000. The Company has entered into a new lease for office space in Houston to begin on April 1, 2025, on expiry of the current lease. The annual gross rent under the new lease payable in U.S. Dollars will be approximately $135,000.

The weighted average remaining contractual lease term for the above four office leases on December 31, 2024, was 3.24 years (December 31, 2023: 3.88 years).
15. Operating Lease Liabilities

Lessee accounting

Under ASU 2016-02 we have recognized Right of Use (“ROU”) assets and liabilities on our balance sheet for our operating leases relating to long-term commitments for our offices in London, Gdynia, Copenhagen, Manila and Houston. Lease liabilities and ROU assets for operating leases are initially measured at the present value of the lease payments not yet paid, discounted using the discount rate for the lease determined at the later of the date of initial application or the lease commencement date. As a lessee, the Company has elected not to separate lease and non-lease components pertaining to operating lease payments. The discount rate used is the Company’s incremental borrowing rate, defined as the rate of interest that the Company as lessee would have to pay to borrow, on a collateralized basis over a similar term, an amount equal to the lease payments in a similar economic environment. Consequently, operating lease liabilities of $3.8 million, based on the present value of the remaining minimum rental payments; and ROU assets of $2.1 million have been recognized on the Company’s consolidated balance sheet as of December 31, 2024 (December 31, 2023: operating lease liabilities of $4.4 million and ROU assets of $2.9 million) with accretion of the liabilities and amortization of the ROU assets over the remaining length of the lease terms.

The lease for our office in Poland is subject to annual indexation each January according to the Eurozone All Items Monetary Union Index of Consumer Prices (“MUICP”) index as quoted for the previous year. The lease payments relating to the Poland office lease are not remeasured at the beginning of each year, the effect of future increases in MUICP are recognized as part of lease-related costs in each year and classified as variable lease costs. For the year ended December 31, 2024, total operating lease costs were $1.2 million (December 31, 2023: $1.2 million), which include immaterial variable lease costs and are presented in General and Administrative costs within the consolidated statements of operations and in cash flows from operating activities within the consolidated statements of cash flows.

The Company’s consolidated balance sheet includes a ROU asset and a corresponding liability for operating lease contracts where the Company is a lessee. The discount rate used to measure the lease liability presented on the Company’s consolidated balance sheet is the incremental cost of borrowing since the rate implicit in the lease cannot be determined.

The liabilities described below are for the Company’s offices in London, Gdynia, Houston,Manila and Copenhagen which are denominated in various currencies. At December 31, 2024, the weighted average discount rate across the three leases was 3.32% (December 31, 2023: 2.95%).

At December 31, 2024, based on the remaining lease liabilities, the weighted average remaining operating lease term was 3.12 years (December 31, 2023: 3.17 years). Please read "Note 14. Commitments and Contingencies " to our consolidated financial statements.

A maturity analysis of the undiscounted cash flows of the Company’s operating lease liabilities as at December 31, 2023 and 2024 is presented in the following table:

	December 31, 2023	December 31, 2024
	(in thousands)
One year	$1,027	$1,314
Between one and two years	1,279	1,138
Between two and three years	1,066	1,342
Between three and four years	1,274	92
Between four and five years	—	23
Total undiscounted operating lease commitments	4,646	3,909
Less: Discount adjustment	(232)	(155)
Total operating lease liabilities	4,414	3,754
Less: current portion	(914)	(1,180)
Total operating lease liabilities, non-current portion	$3,500	$2,574

16. Concentration of Credit Risks

The Company’s vessels are chartered under either a time charter contract, a voyage charter contract, or a contract of affreightment. Under a time charter contract, no security is provided for the payment of charter hire however, payment is typically required monthly in advance. Under a voyage charter contract or a contract of affreightment, a lien may sometimes be placed on the cargo to secure the payment of the accounts receivable, as permitted by the prevailing charter party contract.

The Company derives a significant portion of our revenues from a limited number of customers. One of our charterers contributed approximately 12.4% or $63.3 million of our total operating revenues. Whereas our top three charterers contributed between 7.8% and 12.1% each, and in aggregate 29.9% or approximately $153.0 million of our total operating revenues for the year ended December 31, 2024.

During 2023, one of our charterers contributed approximately 10.1% or $49.7 million. Whereas our top three charterers contributed between 7.0% and 10.0% each, and in aggregate 25.0% or approximately $122.6 million for the year ended December 31, 2023. Our top three customers accounted for between 8% to 10% each, and in aggregate, 26.5% of our consolidated revenues during the year ended December 31, 2022, equivalent to $108.4 million of our total operating revenues.

The Company derives a significant portion of its revenues from activities in a limited number of countries. During 2024, revenue generated from activities in the United States, our primary contributor, was approximately 51.0% or $261.0 million of our total operating revenues, and revenue generated from activities in Canada, our second largest contributor, was approximately 8.3% or $42.5 million of our total operating revenues. (During 2023 revenue generated from activities in the United States, our primary contributor, was approximately 55.3% or $272.8 million of our total operating revenues, and revenue generated from activities in Canada, our second largest contributor, was approximately 9.3% or $45.9 million of our total operating revenues. During 2022 revenue generated from activities in the United States, our primary contributor, was approximately 36% or $145.9 million of our total operating revenues, and revenue generated from activities in Canada, our second largest contributor was approximately 10% or $36.5 million of our total operating revenues). See note 5. Operating Revenues for further revenue breakdown.

The Company considers that its equity method investments do not meet the criteria in ASC 280 to be separate reportable segments.

As of December 31, 2024, and December 31, 2023, all of the Company’s cash, cash equivalents, restricted cash, and short-term investments were held by large financial institutions and rated stable or above by internationally recognized rating agencies.

17. Income Taxes

Navigator Holdings Ltd and its vessel owning subsidiaries are incorporated in the Marshall Islands and under the laws of the Marshall Islands are not subject to tax on income or capital gains and no Marshall Islands withholding tax will be imposed on dividends paid by the Company to its non-citizen and non-resident shareholders. However, a number of the Company’s subsidiaries in the U.S, U.K., Poland, Denmark and Singapore, as well as the Maltese VIE (please read "Note 9. Variable Interest Entities " to our consolidated financial statements) are subject to local taxes.

	Year Ended December 31, 2022	Year Ended December 31, 2023	Year Ended December 31, 2024
	(in thousands)
Net Income before income taxes and share of results of equity method investments	$35,033	$70,590	$81,551
Tax charge in U.S. subsidiaries	5,052	3,200	3,157
Tax charge in U.K. subsidiaries	386	803	977
Tax charge in Polish subsidiary	171	(18)	26
Tax charge in Singapore subsidiary	—	6	47
Tax charge in Danish subsidiary	167	234	881
Tax charge in Maltese VIE ( See Note 9)	99	87	(724)
Withholding taxes	74	13	1
Total tax charge	$5,949	$4,325	$4,365
Breakdown of current/deferred tax expense
Current tax expense	$2,107	$1,951	$1,904
Deferred tax expense	3,842	2,374	2,461
Total tax charge	$5,949	$4,325	$4,365

The total of all deferred tax liabilities on our balance sheet as of December 31, 2024 is $9.5 million (December 31, 2023: $7.0 million). The deferred tax asset of $22.3 million includes $22.2 million related to carry forward losses associated with our Export Terminal Joint Venture which can be utilized against 80% of our future profits in any one year from our terminal operations. The U.S. losses relate to federal tax losses which can be carried forward indefinitely.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of December 31, 2024, and December 31, 2023, respectively are in the following table.

	December 31, 2023	December 31, 2024
	(in thousands)
Deferred tax asset
Net operating losses carry forwards	$13,522	$22,234
Other temporary differences	205	54
Total deferred tax assets	13,727	22,288
Less valuation allowance	—	—
Deferred tax asset, net of valuation allowance	13,727	22,288
Deferred tax liabilities
Investment in joint venture	20,002	31,709
Other temporary differences	741	56
Total deferred tax liabilities	20,743	31,765
Net deferred tax asset/(liability)	$7,016	$9,477

The net deferred tax asset/(liability) relates to deferred tax assets and liabilities in different jurisdictions.

18. Cash, Cash Equivalents and Restricted Cash

The following table shows the breakdown of cash, cash equivalents and restricted cash as of December 31, 2024 and 2023:

	December 31, 2023	December 31, 2024
	(in thousands)
Cash, Cash Equivalents and Restricted Cash
Cash and cash equivalents	$149,581	$130,455
Cash and cash equivalents held by VIE	23	366
Restricted cash	8,638	8,976
Total cash, cash equivalents and restricted cash	$158,242	$139,797

Our secured term loan facilities and revolving credit facilities require that the borrowers have liquidity (including undrawn available lines of credit with a maturity exceeding 12 months) of no less than (i) $25 million, $35 million, or $50 million, or (ii) 5% of total debt which was $43.0 million as of December 31, 2024, as applicable, whichever is greater. This requirement does not restrict the cash maintained within our bank accounts but requires the Company to hold no less than that amount of free cash within its bank accounts or treasury deposits.

Included within total cash, cash equivalents and restricted cash as of December 31, 2024, is an amount of $366,000 relating to cash belonging to the VIE’s that we are required to consolidate under U.S. GAAP (December 31, 2023: $23,000). Please read "Note 9. Variable Interest Entities ".

Amounts included in restricted cash represent cash in deposit accounts that is required to be deposited and held in accordance with the terms of the related secured term loans from a banking lender. We consider this cash to be restricted and not available for our general use.

19. Related Party Transactions

The following table summarizes our transactions with related parties for the years ended December 31, 2024, 2023 and 2022:

	Year ended December 31, 2022	Year ended December 31, 2023	Year ended December 31, 2024
	(in thousands)
Net income / (expenses)
Luna Pool Agency Limited	$(28)	$(42)	$(56)
Ocean Yield Malta Limited	(1,914)	(3,221)	(1,719)
Ultranav Business Support ApS	(1,115)	(100)	(72)
Naviera Ultranav Limitada	(15)	(13)	—
Norton Lilly International Inc	(131)	—	—
Total	$(3,203)	$(3,376)	$(1,847)

The following table sets out the balances due from related parties as at December 31, 2024 and 2023:

	December 31, 2023	December 31, 2024
	(in thousands)
Due from Related Parties
Luna Pool Agency Limited	$30,804	$8,055
Unigas Pool	2,598	5,742
Total	$33,402	$13,797

The following table sets out the balances due to related parties as at December 31, 2024 and 2023:

	December 31, 2023	December 31, 2024
	(in thousands)
Due to Related Parties
Ocean Yield Malta Limited	$41,912	$—
Ultranav Business Support ApS*	36	—
Total	$41,948	$—
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
20. Stockholders’ Equity

As of December 31, 2024, the Company’s authorized share capital consisted of 400,000,000 shares of common stock and 40,000,000 shares of preferred stock, each at par value of $0.01 per share. There were 69,397,648 shares of common stock issued and outstanding and no shares of preferred stock issued and outstanding at December 31, 2024 (December 31, 2023: 73,208,586 shares of common stock issued and outstanding and no shares of preferred stock issued and outstanding). Each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of shareholders. Subject to preferences that may be applicable to any outstanding preferred stock, holders of common stock are entitled to receive ratably all dividends, if any, declared by our board of directors out of funds legally available for dividends. Agreements governing our indebtedness impose restrictions on us, including, among other things, limiting our ability to pay dividends out of operating revenues generated by the vessels securing such indebtedness, redeem any shares or make any other payment to our equity holders, if there is a default under such agreements.

Holders of common stock do not have conversion, redemption or preemptive rights to subscribe to any of our securities. The rights, preferences and privileges of holders of common stock are subject to the rights of the holders of any preferred stock which we may issue in the future.

21. Subsequent Events

On March 12, 2025, the Company's Board of Directors declared a cash dividend of $0.05 per share of the Company’s common stock for the three months ended December 31, 2024, payable on April 3, 2025 to all shareholders of record as of the close of business New York time on March 24, 2025.

The aggregate amount of the dividend is expected to be approximately $3.5 million, which the Company was funded from cash on hand. Also as part of the Company's Return of Capital policy for the three months ended December 31, 2024, the Company repurchase approximately $1.9 million of common stock between March 16, 2025, and March 31, 2025, such that the Dividend and Share Repurchases together equal 25% of net income for the three months ended December 31, 2024.

The Company is aware of reports that Muhamad Kerry Adrianto and certain other business partners and executives of PT Pertamina (Persero), Indonesia’s state-owned energy company (“Pertamina”), were arrested by Indonesian authorities on February 25, 2025 as part of an investigation into allegations of corruption. The allegations relate to the mismanagement of crude oil and oil refinery products at Pertamina between 2018 and 2023. The investigation by Indonesian authorities is ongoing. Mr. Adrianto serves as a director of PT Navigator Khatulistiwa ("PTNK"), our Indonesian joint venture. The Company has begun taking steps to remove Mr. Adrianto from his position as a director at PTNK. Three unencumbered vessels in our fleet and approximately $38.6 million of cash, which we have determined would currently be recorded as restricted cash, are owned by PTNK. The vessels were previously on time charter to Pertamina for the transportation of liquefied petroleum gas within Indonesia, the last and most recent of which expired by its terms on February 15, 2025. We do not believe these events will have a material impact on the Company or our operations taken as a whole.

On January 7, 2025, the Company entered into an agreement to acquire three German-built 17,000 cubic meter capacity, ethylene-capable liquefied gas vessels (the "Purchased Vessels").

On February 19, 2025, the Company acquired the first of the three Purchased Vessels, now renamed Navigator Hyperion for $27.4 million. On February 24, 2025, the Company acquired the second of the Purchased Vessels, now renamed Navigator Titan for $27.4 million. On March 17, 2025 the Company acquired the third of the Purchased Vessels, now renamed Navigator Vesta, for $29.2 million.

On February 7, 2025, the Company entered into a $74.6 million Senior Secured Term Loan (the “February 2025 Facility”) with Nordea Bank Abp, to partially finance the purchase price of the three Purchased Vessels and used cash on hand to pay the remainder of the purchase price. The February 2025 Facility matures on June 7, 2026, however the borrower has an option to extend the facility for a further 18 months. The facility is non-amortizing for the period to June 7, 2026, has a balloon repayment of $25.0 million due on June 6, 2026, if the 18-month extension option is exercised, and bears interest at a rate of Term SOFR plus 180 basis points.