Form 20-F
period 2025-12-31
Navigator Holdings Ltd.
filed 2026-03-12
CIK 1581804

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025
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
c/o NGT Services (UK) Ltd
10 Bressenden Place,London, SW1E 5DH, United Kingdom
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
65,250,444 Shares of Common Stock
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

Presentation of Information in this Annual Report

This annual report on Form 20-F for the year ended December 31, 2025, or this “annual report,” should be read in conjunction with our consolidated financial statements and notes thereto included in this annual report. Unless the context otherwise requires, all references in this annual report to “Navigator Gas,” "Navigator Holdings," “our,” “we,” “us” and the “Company” refer to Navigator Holdings Limited., a Marshall Islands corporation. All references in this annual report to our wholly-owned subsidiary “Navigator Gas L.L.C.” refer to Navigator Gas L.L.C., a Marshall Islands limited liability company. As used in this annual report, unless the context indicates or otherwise requires, references to “our fleet” or “our vessels” include the 57 vessels we owned and operated as of December 31, 2025.

Cautionary Statement Regarding Forward Looking Statements

This annual report contains certain forward-looking statements concerning plans and objectives of management for future operations or economic performance, or assumptions related thereto, including our financial forecast and our investments, such as our newbuild vessels, joint ventures and co-investments, their respective terms and benefits, and their anticipated timing of completion and commercialization and our investments, such as our newbuild vessels, joint ventures and co-investments, their respective terms and benefits, and their anticipated timing of completion and commercialization. In addition, we and our representatives may from time to time make other oral or written statements that are also forward-looking statements. Such statements include in particular, statements about our plans, strategies, business prospects, changes and trends in our business and the markets in which we operate as described in this annual report. In some cases, you can identify the forward-looking statements by the use of words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” “scheduled,” or the negative of these terms or other comparable terminology. Forward-looking statements appear in a number of places in this annual report. Where, in any forward-looking statement, we express an expectation or belief as to future results or events, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the expectation or belief will result or be achieved or accomplished. The following are some but not all of the factors that could cause actual results or events to differ materially from anticipated results or events:
•future operating or financial results, including those from our joint ventures;
•potential acquisitions, vessel sales, joint ventures, business strategy and expected capital spending;
•operating expenses, availability of crew, number of offhire days, drydocking requirements and insurance costs;
•fluctuations in currencies and interest rates;
ii

•general market conditions and shipping market trends, including charter rates and factors affecting vessel supply and demand;
•our ability to continue to comply with all our debt covenants;
•our financial condition and liquidity, including our ability to refinance our indebtedness as it matures or obtain additional financing in the future to fund capital expenditures, acquisitions, newbuild vessels, and purchases of vessels, and for other corporate activities;
•future capital expenditures needed to preserve our capital base;
•the availability of vessels to purchase, the time it may take to construct new vessels or the useful lives of our vessels;
•our continued ability to enter into short-term or long-term, fixed-rate time charters or voyage charters with our customers;
•our vessels engaging in ship-to-ship transfers of cargoes, which may ultimately be discharged in sanctioned areas or to sanctioned individuals without our knowledge;
•the severity and duration of any world events and armed conflicts, including in Central or South America and the Russian-Ukraine war, conflicts in the Israel-Gaza region and conflict in the Middle East involving Iran and the Strait of Hormuz, and associated repercussions to supply and demand for oil and gas and the economy generally, as well as possible effects of trade disruptions;
•the severity and duration of any climate and weather related events;
•our ability to employ and retain suitably experienced commercial and technical staff;
•changes in governmental rules and regulations, including tariffs, taxes, trade restrictions, port fees, or other actions taken by regulatory authorities;
•the risk inherent in marine transportation, including any incident involving significant loss of product or environmental contamination attributable to any of our vessels;
•our ability to manage obligations, liabilities, or responsibilities, arising from any regulatory environment emission trading or compliance schemes.
•global epidemics or other health crises, including the impact on our business;
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
•the financial performance of the Ethylene Export Terminal (as defined below) and our related Export Terminal Joint Venture (as defined below).
•our expectations about the receipt of newbuildings, by us and our joint ventures, and the timing of the receipt thereof;
•the financial performance of the Unigas Pool;
•whether the Company Redomiciliation (as defined below) is ultimately completed and the impacts thereof; and
•other factors discussed in “Item 3—Key Information—Risk Factors” of this annual report and the other reports and documents we file with the U.S. Securities and Exchange Commission.

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

Risk Factor Summary

The risk factors summarized and detailed below could materially and adversely affect our business, our financial condition, our operating results and the trading price of our common stock. These material risks include, but are not limited to, those relating to:
•Charter rates for liquefied gas carriers are cyclical with attendant volatility;
•Our financial performance depends in large part on the efficient deployment and utilization of our vessels;
•Future growth in the demand for our services will depend on changes in supply and demand, economic growth in the world economy and demand for petrochemical and liquefied petroleum gas transportation relative to changes in worldwide fleet capacity. Adverse economic, political, or social developments or other global financial turmoil, could have a material adverse effect on world economic growth and thus on our business, financial condition and operating results;
•Marine transportation is inherently risky. An incident involving significant loss of product or environmental contamination attributable to any of our vessels, the possibility of marine disasters including damage or destruction of a vessel due to natural disasters, accidents, the loss of a vessel due to piracy or terrorism, damage or destruction of cargo or similar events could adversely affect us;
•Restrictive covenants in our secured term loan facilities, revolving credit facilities and in our unsecured bonds impose, and any future debt facilities may impose, restrictions on us;
•The secured term loan facilities are reducing facilities. The required repayments under the secured term loan facilities may adversely affect us;
•We have substantial indebtedness, which could adversely affect our ability to raise additional capital to fund our operations, meet our obligations, or pursue other business opportunities and may limit our ability to react to economic or industry changes;
•Our continuing ability to finance and refinance our debts and the availability and access to the debt and equity capital markets may be limited;
•We operate several of our vessels through the Unigas Pool. Failure by the Unigas Pool to find profitable employment for these vessels could adversely affect us;
•We may be unable to charter our vessels at attractive rates, which could have an adverse impact on our business, financial condition and operating results;
•A significant portion of our revenues are generated from a limited number of customers;

•The demand for liquefied gases and the seaborne transportation of liquefied gases may not grow and could shrink;
•We receive, and may continue to rely on, government grants and public funding to support certain projects;
•The expected growth in the supply of petrochemical gases, including ethane and ethylene, available for seaborne transport may not materialize, which could deprive us of the opportunity to obtain attractive charters and charter rates;
•The market values of our vessels may decline if market conditions deteriorate. This could cause us to incur impairment charges, which could cause us to breach covenants in our debt facilities;
•Over the long-term, we will be required to make substantial capital expenditures to preserve the operating capacity of and to grow our fleet;
•We may be unable to make or realize the expected benefits from acquisitions and the failure to successfully implement our growth strategy through acquisitions could adversely affect our business, financial condition and operating results;
•From time to time, we may selectively pursue new strategic acquisitions or ventures we believe to be complementary to our seaborne transportation services, and any strategic transactions that are a departure from our historical operations could present unforeseen challenges and result in a competitive disadvantage relative to our more-established competitors;
•We may be unable to realize the expected benefits from our joint ventures;
•We periodically enter into joint ventures that require satisfactory performance by our joint venture partners, and any failure by our partners to fulfill their obligations or adequately participate in or operate the joint venture could adversely affect our business,financial condition, and operating results;
•Conflicts between countries, such as the conflict between Russia and Ukraine, could restrict or prohibit our vessels from calling at certain ports or from trading with some of our customers which could adversely affect our business, financial condition and operating results;
•The U.S. and Chinese governments' service fees on the entry into U.S. and Chinese ports of vessels operated by maritime transport companies, which have been suspended until November 2026, could negatively affect our business, financial condition and operating results, if reimposed;
•The U.S. government's Maritime Action Plan could result in new trade, regulatory or industrial policy measures affecting foreign-built vessels, which could increase our costs and affect our operations;
•We are subject to licensing fees and charges associated with the transportation of ethane and ethylene, including fees for port access, terminal usage, and other government-imposed levies;
•We operate in many countries and regions which can expose us to political, governmental and economic instability, as well as tariffs and trade restrictions;
•Operating our vessels in sanctioned areas or chartering our vessels to sanctioned individuals or entities could adversely affect our business, financial condition and operating results;
•We provide in-house technical management for certain vessels in our fleet which may impose significant additional responsibilities on our management and staff;
•We rely on third-party ship managers for the technical management of our vessels which may expose us to operational, compliance, and performance risks;
•A fluctuation in fuel prices may adversely affect our charter rates for time charters and our cost structure for voyage charters and COAs and consequently may adversely affect our business, financial condition and operating results;
•The required drydocking of our vessels could have a more significant adverse impact on our revenues than we anticipate, which could adversely affect our business, financial condition and operating results;
•Our operations are subject to the European Union Emissions Trading System (EU ETS) and FuelEU Maritime Regulation, which could impact our business and operating results;
•Our operating costs are likely to increase in the future as our vessels age, which could adversely affect our business, financial condition and operating results;
•We have and may continue to sell vessels which can result in a profit or a loss on disposal and can impact our business and operating results;
•Ammonia-fueled engines and emerging propulsion technologies are new and can increase costs, be unpredictable, and increase operational risks;

•The loss of or inability to operate any of our vessels could result in a significant loss of revenues and cash flow which could adversely affect our business, financial condition and operating results;
•Adverse global economic conditions and outbreaks of infectious diseases could have a material adverse effect on our business, financial condition and operating results;
•Due to our lack of vessel diversification, adverse developments in the seaborne liquefied gas transportation business could adversely affect our business, financial condition and operating results;
•If in the future our business activities involve countries, entities or individuals that are subject to restrictions imposed by the U.S. or other governments, we could be subject to enforcement action and our reputation and the market for our common stock could be adversely affected;
•Failure to comply with the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act and other anti-bribery legislation in other jurisdictions could result in fines, criminal penalties or contract termination, and could have an adverse effect on our business;
•We rely on our information systems to conduct our business, and failure to protect these systems against security breaches could disrupt our business and adversely affect our operating results;
•Our business is subject to laws and regulations regarding data privacy and data protection;
•Maritime claimants could arrest our vessels, which could interrupt our cash flow;
•A shortage of qualified officers or seafarers could make it more difficult to crew our vessels and increase our operating costs. If a shortage were to develop, it could impair our ability to operate and have an adverse effect on our business, financial condition and operating results;
•Compliance with safety and other vessel requirements imposed by classification societies may be costly and could adversely affect our business, financial condition and operating results;
•Delays in deliveries of newbuildings or acquired vessels, or deliveries of vessels with significant defects, could harm our operating results, affect our ability to finance the vessels, and lead to the termination of any related charters that may be entered into prior to their delivery;
•Our growth depends on our ability to expand relationships with existing customers and obtain new customers, for which we will face substantial competition;
•The marine transportation industry is subject to substantial environmental and other regulations, which may limit our operations and increase our expenses;
•Climate change concerns, greenhouse gas emissions, and other environmental schemes, may adversely impact our operations and markets;
•Increased scrutiny from stakeholders and others regarding climate change, as well as our ESG practices and reporting responsibilities, could result in additional costs or risks and adversely impact our business and reputation;
•Changes in the law and regulations relating to the use of, or a decrease in the demand for, single use plastics and increased concerns or restrictions relating to waste plastics could adversely impact our business;
•Competition from larger or more technologically advanced liquefied gas carriers could reduce our charter hire income and the value of our vessels;
•Acts of piracy on any of our vessels or on other ocean going vessels could adversely affect our business, financial condition and operating results;
•Terrorist attacks, increased hostilities, piracy on ocean-going vessels, political change or war could lead to further economic instability, increased costs and disruption of business;
•Exposure to currency exchange rate fluctuations may cause fluctuations in our cash flows and operating results;
•Our ability to extract cash from our subsidiaries, joint ventures and variable interest entities may be limited, and could adversely affect our liquidity, tax position and operating results;
•Our insurance may be insufficient to cover losses that may occur to our vessels or result from our operations;
•Any consolidated variable interest entity may enter into different financing arrangements, which could adversely affect our financial results;
•Changes in interest rates affect the interest rate payable under our credit facilities, which may adversely affect our financial results;
•The derivative contracts we have or may enter into to hedge our exposure to fluctuations in interest rates could result in higher interest rates and reductions in our shareholders’ equity, as well as charges against our income;

•Our continuing ability to finance and refinance our debts and the availability and access to the debt and equity capital markets may be limited;
•Our business depends upon certain key employees;
•We are a holding company, and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations and pay dividends to our shareholders;
•We may issue additional equity securities without your approval, which could dilute your ownership;
•Future sales of our common stock could cause the market price of our common stock to decline;
•Ultranav and BW Group, two unrelated shareholders of the Company that, to our knowledge, act independently of each other, collectively, owned an aggregate of approximately 55.3% of our common stock as of December 31, 2025. Each may exert considerable influence on, and together they could control, actions requiring a shareholder vote, and they could acquire additional shares of our common stock, further reducing liquidity in the market;
•We have declared dividends in the past but we can give no assurance that dividends will be paid in the future, in any amount or at all;
•The obligations of being and remaining a public company require significant resources and management attention;
•If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud, and shareholders could lose confidence in our financial and other public reporting, which could harm our business and the trading price of our common stock;
•We may lose our foreign private issuer status in the future, which could result in significant additional costs;
•As a Marshall Islands corporation our operations may be subject to economic substance requirements;
•We are incorporated in the Marshall Islands, which does not have a well-developed body of corporate law;
•Because we are a Marshall Islands corporation, it may be difficult to serve us with legal processes or enforce judgments against us, our directors, or our management;
•Failure to timely complete the Company Redomiciliations (as defined below) could negatively affect the market price of our common stock;
•Provisions of our articles of incorporation and by-laws may have anti-takeover effects;
•We may be subject to additional taxes, which could adversely impact our business and financial results;
•U.S. tax authorities could treat us as a “passive foreign investment company,” which could have adverse U.S. federal income tax consequences to U.S. shareholders;
•We may have to pay tax on U.S. source gross transportation income with respect to the operation of our vessels, which could reduce our cash flow.

In addition, risks not presently known to us or risks that we currently deem immaterial could materially and adversely affect our business, financial condition, operating results and the trading price of our common shares.

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

Our financial performance depends in large part on the efficient deployment and utilization of our vessels.

Our financial performance depends in large part on the efficient deployment and utilization of our vessels. Vessel utilization can be adversely affected by factors beyond our control, including fluctuations in global demand for shipping services, disruptions in trade routes, delays in charter contracts, vessel off-hire due to maintenance or repairs, regulatory inspections, and unforeseen operational events. Periods of low utilization can reduce our revenues and increase per-vessel operating costs. The shipping industry is highly cyclical, and the demand for vessel capacity can change rapidly due to economic conditions, geopolitical developments, and fluctuations in commodity or cargo flows. Inability to achieve targeted utilization levels could result in reduced revenue, lower profitability, and adverse effects on our financial condition and operating results.

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
•changes in the level of demand for seaborne transportation of liquefied gases, which is influenced by the following factors, among other things:
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

The total loss or damage of any of our vessels or cargoes could harm our reputation as a safe and reliable vessel owner and operator. If we are unable to adequately maintain or safeguard our vessels, we may be unable to prevent any such damage, costs, or loss. Any of these circumstances, events, or conditions could have a material adverse impact on our business, financial condition and operating results.

Restrictive covenants in our secured term loan facilities, revolving credit facilities and in our unsecured bonds impose, and any future debt facilities may impose, restrictions on us.

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
•enter into a new line of business.

The secured term loan facilities and revolving credit facilities require us to maintain various financial ratios. These include requirements that we maintain minimum liquidity levels and maintain specified ratios of net debt to total capitalization and outstanding principle amount to aggregate fair market value of the vessels. Under certain circumstances our lenders may require us to provide additional collateral. See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Secured Term Loan Facilities and Revolving Credit Facilities”, and “2024 Senior Unsecured Bonds” The failure to comply with such covenants could likely cause an event of default that could materially adversely affect our business, financial condition and operating results.

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

Because of these covenants, we may need to seek permission from our lenders to engage in some corporate actions. Our lenders’ interests may be different from ours, and we may not be able to obtain our lenders’ permission when needed. This may limit our ability to finance our future operations and make acquisitions or pursue business opportunities. See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Secured Term Loan Facilities and Revolving Credit Facility”.

The secured term loan facilities are reducing facilities. The required repayments under the secured term loan facilities may adversely affect us.

Loans under the secured term loan facilities are typically subject to quarterly repayments. Our ability to meet our repayment obligations depends on our future operating and financial performance, which will be affected by our ability to successfully implement our business strategy as well as general macroeconomic, financial, competitive, regulatory and other factors beyond our control. If we cannot generate sufficient cash to meet our repayment obligations, we may, among other things, need to refinance our loans, obtain additional financing, delay planned capital expenditures or investments or sell material assets to meet our repayment obligations. Any inability to satisfy our repayment obligations could have a material adverse effect on our business, financial condition and operating results.

We have substantial indebtedness, which could adversely affect our ability to raise additional capital to fund our operations, meet our obligations, or pursue other business opportunities and may limit our ability to react to economic or industry changes.

As of December 31, 2025, we had $900.2 million of outstanding indebtedness, consisting of $762.0 million of borrowings outstanding under our secured term loan facilities and revolving credit facilities and $138.2 million in aggregate principal amount outstanding of our unsecured bonds. Our indebtedness level could have important consequences, such as it could:

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

•result in a need for us to use a substantial portion of our cash from operations to make principal and interest payments on our debt, reducing the funds that could otherwise be available for operations and future business opportunities;

•increase our vulnerability to adverse economic, industry or competitive developments;

•limit our flexibility in responding to changing business and economic conditions.

Our ability to meet our debt service and other obligations will depend upon, among other things, our financial and operating performance, which will be affected by prevailing economic, financial, business and regulatory conditions, as well as other factors, some of which are beyond our control. If our operating results are not sufficient to service our current or future indebtedness and other obligations, it may have a material adverse impact on our business and operations.

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

As of December 31, 2025, eight of our vessels are commercially managed by the Unigas Pool (the “Unigas Pool”). The Unigas Pool is an independently managed pool that has operated since 1969. On December 28, 2025, Happy Falcon was redelivered from the Unigas Pool and subsequently sold to an independent third party on January 28, 2026. Revenue is generated from time charters, voyage charters and COAs from the vessels in the pool and is allocated to the pool participants in accordance with agreed pool points. A sustained decline in the ability of the Unigas Pool to find employment for the vessels in the pool, a decline in charter or spot rates, or a loss of COAs by the Unigas Pool could have a material adverse effect on our operating results and our ability to meet our financing obligations.

We may be unable to charter our vessels at attractive rates, which could have an adverse impact on our business, financial condition and operating results.

As of December 31, 2025 our fleet consisted of 57 vessels, some of which are employed in the spot market, exposing us to fluctuations in spot market charter rates.

Although spot chartering is common in our industry, the spot market may fluctuate significantly over short periods of time. The successful operation of our vessels in the competitive spot market depends upon, among other things, obtaining profitable spot charters and minimizing, to the extent possible, time spent waiting for charters and time spent traveling in ballast and picking up cargoes. If future spot charter rates decline, we may be unable to operate our vessels in the spot market profitably or meet our obligations, including payments on indebtedness. Furthermore, as charter rates for spot charters are fixed for a single voyage or multiple voyages which may last up to several weeks or months, during periods in which spot charter rates are rising, we will generally experience delays in realizing the benefits from such increases.

Receipts from customers under our charters represent a substantial majority of our operating cash flow. Our time charters expire on a regular basis. If demand for liquefied gas carriers has declined at the time that our charters expire, we may not be able to charter our vessels at favorable rates or at all. If more vessels are added to the global fleet through newbuilding programs, charter rates may decline. In addition, while longer-term charters could become more attractive to us at a time when charter rates are declining, our customers may not want to enter into longer-term charters in such an environment. As a result, if our charters expire at a time when charter rates are declining, we may have to accept charters with lower rates or shorter terms than could be desirable. Furthermore, we may be unable to charter our vessels immediately after the expiration of their charters resulting in periods of non-utilization for our vessels. Our inability to charter our vessels at favorable rates or at all could adversely impact our business, financial condition and operating results.

As of December 31, 2025, only one of the Four Ethylene Newbuild Vessels (as defined below) and both of the Two Ammonia Newbuild Vessels (as defined below) are under charter. There is no assurance that we will be able to fix charters with respect to the remaining Four Ethylene Newbuild Vessels prior to their delivery or that any such charters will be at favorable hire rates. Please read “—We may be unable to make or realize the expected benefits from acquisitions and the failure to successfully implement our growth strategy through acquisitions could adversely affect our business, financial condition and operating results.”

A significant portion of our revenues are generated from a limited number of customers.

We have derived, and believe that we will continue to derive, a significant portion of our revenues from a limited number of customers. Our customers include major oil and gas companies, chemical companies, energy trading companies, state-owned oil companies and various other entities that depend upon marine transportation. The loss of any significant customer or a substantial decline in the amount of services requested by a significant customer, or the inability of a significant customer to pay for our services, could have a material adverse effect on our business, financial condition and operating results.

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

Reduced demand for liquefied gases and the seaborne transportation of liquefied gases could have a material adverse effect on our future growth and could adversely affect our business, financial condition and operating results.

We receive, and may continue to rely on, government grants and public funding to support certain projects.

We have received, and may continue to apply for and rely on, government grants, government assistance, or other forms of public financial support to fund certain projects, including environmental initiatives, vessel upgrades, research and development, and operational improvements. These programs are subject to extensive conditions, ongoing compliance requirements, budgetary constraints, and political or policy changes, and there is no assurance that such support will continue to be available on similar terms, if at all.

Because these grants can support a significant portion of project costs, the loss, reduction, or delay of government funding could require us to seek alternative financing on less favorable terms, postpone or scale back planned investments, or absorb additional expenses. Any such developments could materially and adversely affect our business, financial condition, and operating results.

The expected growth in the supply of petrochemical gases, including ethane and ethylene, available for seaborne transport may not materialize, which could deprive us of the opportunity to obtain attractive charters and charter rates.

Charter rates for petrochemical gas cargoes can be higher than those for other liquefied gases, with charter rates for ethylene and ethane historically commanding a premium due to the requirement for more complex vessels and a smaller global fleet of ethylene or ethane-capable vessels. While we believe that growth in production at petrochemical production facilities and regional supply and pricing arbitrage will create opportunities for us to transport petrochemical gas cargoes, including ethane and ethylene, factors that are beyond our control may cause the supply of petrochemical gases available for seaborne transport to remain constant or even decline. If the supply of petrochemical gases available for seaborne transport does not increase, we may not have the opportunity to obtain the increased charter rates associated with petrochemical gas cargoes, including ethane and ethylene, and our expectations regarding the growth of our business may not be met.

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

Also, if the book value of a vessel is impaired due to unfavorable market conditions or a vessel is sold at a price below its book value, we could incur a loss that could have a material adverse effect on our business, financial condition and operating results.

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

Furthermore, our loan agreements have covenants relating to asset values, whereby if vessel values were to reduce to below those set out in the covenants, a breach could occur and could cause the loan amounts to be immediately repayable. This could have a material adverse effect on our business, financial condition and operating results.

Over the long-term, we will be required to make substantial capital expenditures to preserve the operating capacity of and to grow our fleet.

We must make substantial capital expenditures over the long-term to maintain the operating capacity and expansion of our fleet to preserve our capital base.

Drydocking expenditures can vary significantly from quarter to quarter and year to year and could increase, amongst other things, as a result of changes in:
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

Our growth strategy may include selectively acquiring existing liquefied gas carriers or newbuildings and investing in complementary assets. Factors such as competition from other companies, who may have significantly greater financial resources than we do, could reduce our acquisition and investment opportunities or cause us to pay higher prices.

Any existing vessel or newbuilding we acquire (including the Four Ethylene Newbuild Vessels and the Two Ammonia Newbuild Vessels) may not be profitable at or after the time of acquisition or delivery and may not generate cash flow sufficient to cover the cost of acquisition. Market conditions at the time of delivery of any newbuildings may be such that charter rates are not favorable and the revenue generated by such vessels is not sufficient to provide satisfactory returns relative to their purchase prices.

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

Unlike newbuildings, existing vessels typically do not carry warranties as to their condition. While we inspect existing vessels before purchase, such an inspection could normally not provide us with as much knowledge of a vessel’s condition as we could possess if it had been built for us and operated by us during its life. Repairs and maintenance costs for existing vessels are difficult to predict and may be substantially higher than for vessels we have operated since they were built. These costs could decrease our cash flow and reduce our liquidity.

From time to time, we may selectively pursue new strategic acquisitions or ventures we believe to be complementary to our seaborne transportation services, and any strategic transactions that are a departure from our historical operations could present unforeseen challenges and result in a competitive disadvantage relative to our more-established competitors.

We may pursue strategic acquisitions or investment opportunities we believe to be complementary to our core business of owning and operating liquefied gas carriers and the transportation of LPG, petrochemical gases and ammonia. Such ventures may include, but are not limited to, operating liquefied gas carriers in different size categories, expanding the types of cargo we carry and/or ventures or facilities involved in the export, distribution, mixing and/or storage of liquefied gas cargoes. While we have general knowledge and experience in the seaborne transportation services industry, we have limited operating history outside of the ownership and operation of liquified gas carriers and the transportation of petrochemicals, LPG and ammonia.

Any investments we pursue outside of our historical provision of seaborne transportation services could result in unforeseen operating difficulties and may require significant financial and managerial resources that could otherwise be available for the ongoing operation and growth of our fleet.

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

Any of these factors could delay any such acquisitions or investment opportunities and could increase our projected capital costs. If we are unable to successfully integrate acquisitions or investments into our historical business, any costs incurred in connection with these projects may not be recoverable. If we experience delays, cost overruns, or changes in market circumstances, we may not be able to demonstrate the commercial viability of such acquisitions or investment opportunities or achieve the intended economic benefits, which could materially and adversely affect our business, financial condition and operating results.

We may be unable to realize the expected benefits from our joint ventures.

There are a number of factors that could impact our ability to benefit from our investments in our joint ventures, including the Ethylene Export Terminal as well the Amon Joint Venture.

These factors include, among others, the following with respect to the Ethylene Export Terminal:
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

Further, the Amon Joint Venture is subject to similar risks as our business and our vessels.

We periodically enter into joint ventures that require satisfactory performance by our joint venture partners, and any failure by our partners to fulfill their obligations or adequately participate in or operate the joint venture could adversely affect our business,financial condition, and operating results.

We participate from time to time in joint ventures in which control may be shared with, or primarily exercised by, unaffiliated third parties. For example, our 50/50 joint venture partner in the Export Terminal Joint Venture is the sole managing member of the Export Terminal Joint Venture and is also the operator of the related Ethylene Export Terminal. As a result, the operational performance and financial success of the Export Terminal Joint Venture depend heavily on the managing member’s and operator’s ability to successfully manage, operate, and maintain the facility.

Where we do not have sole control, our ability to influence strategic decisions, operational practices, financial reporting, internal controls, compliance programs, and other key matters is limited. Our joint venture partners may have economic or business interests that diverge from, or conflict with, our own, and may take actions—or fail to take actions—that we could not take if we controlled the joint venture. In addition, differing governance rights or decision making thresholds may restrict our ability to cause a joint venture to take or refrain from taking certain actions.

If a joint venture partner fails to satisfactorily perform its obligations, does not comply with applicable laws or regulations, or is otherwise unable or unwilling to support the joint venture, the joint venture may be unable to perform its contracted services or meet its commercial and financial obligations. Under such circumstances, we may be required, or may determine it is commercially necessary, to provide additional capital contributions, operational support, guarantees, or other financial or performance commitments to protect our interests or preserve the joint venture’s operations. Any such additional obligations could reduce our profitability, result in losses with respect to the joint venture, or require us to assume operational or financial responsibilities that we did not anticipate.

Operational or financial underperformance of a joint venture could also negatively impact our reputation and relationships with customers, counterparties, and other stakeholders. In more severe cases, disputes with our joint venture partners could arise, potentially leading to litigation, renegotiation of joint venture arrangements, or the inability to realize the expected benefits of the joint venture.

Conflicts between countries, such as the conflict between Russia and Ukraine, could restrict or prohibit our vessels from calling at certain ports or from trading with some of our customers which could adversely affect our business, financial condition and operating results.

Since February 2022, Russia has been involved in an ongoing conflict with Ukraine, which, given its prolonged nature, could lead to wider regional and international conflicts. It is possible that such conflict could disrupt supply chains and cause instability in the global economy. Additionally, the ongoing conflict has resulted in the imposition of economic sanctions by, among others, the United States and the European Union against Russia. It is not possible to predict the broader or longer-term consequences of this conflict or the sanctions imposed to date, which could include further sanctions, embargoes, regional instability, geopolitical shifts and adverse effects on macroeconomic conditions, security conditions, energy and fuel prices, currency exchange rates and financial markets. Such geopolitical instability and uncertainty could have a negative impact on our ability to charter and operate our vessels and call at certain ports based on trade restrictions, embargoes and export control law restrictions, and logistics restrictions, which could adversely affect our business, financial condition, operating results and cash flows.

There could be restrictions or imposed prohibitions on our vessels from calling at certain ports, such as ports in the Black Sea where it is currently unsafe to enter.

We continue to employ both Russian and Ukrainian officers on board our vessels, albeit a reduced number since prior to the Ukrainian conflict. Although we have only experienced solidarity among our officers onboard our vessels and we have not experienced any operational issues with such officers, we continue to monitor this situation, as there may be governmental restrictions, logistical challenges or an inability to employ either or both nationalities in the future, which if unavailable in the future, could impair our ability to operate and increase the cost of crewing our vessels and, thus, could materially adversely affect our business, financial condition and operating results.

The U.S. and Chinese governments' service fees on the entry into U.S. and Chinese ports of vessels operated by maritime transport companies, which have been suspended until November 2026, could negatively affect our business, financial condition and operating results, if reimposed.

In April 2024, the U.S. Trade Representative ("USTR") began an investigation under Section 301 of the Trade Act of 1974, as amended (“Trade Act”) into China’s targeting of the maritime, logistics, and shipbuilding sectors for dominance. On January 16, 2025, the USTR determined that China’s targeting of the maritime, logistics, and shipbuilding sectors for dominance is unreasonable and burdens or restricts U.S. commerce by undercutting business opportunities for investments in the U.S. maritime, logistics, and shipbuilding sectors; restricts competition and choice; creates economic security risks from dependence and vulnerabilities in sectors critical to the functioning of the U.S. economy; and undermines supply chain resilience. As such, the USTR determined that China’s policies are actionable under Sections 301(b) and 304(a) of the Trade Act.

On April 17, 2025, the USTR announced a series of port fees to respond to China's targeting of maritime, logistics and shipbuilding sectors. These fees went into effect on October 14, 2025. This includes a port entry service fee on maritime transport operators of Chinese-built vessels that enter a U.S. port. A non-Chinese operator of a Chinese-built vessel will be charged the higher amount of either $18 per net tonnage (rising to $33 over three years) of the vessel or $120 per container (rising to $250 over three years) on the vessel, which will apply to individual U.S. port entry strings and will be assessed up to five times per vessel per year.

Connected with the application of these U.S. port entry service fees, on or around October 10, 2025, USTR announced certain exemptions, including for vessels that arrive at U.S. ports in ballast (without cargo), and for those vessels at or below a de minimus capacity of 55,000 deadweight tonnes and/or with an individual bulk capacity of 80,000 deadweight tonnes. We except all our vessels would fall under these exemptions.

On or around October 10, 2025, China announced measures against U.S. shipping in retaliation to the USTR Section 301 port fees against Chinese shipping interests. China proposed a similar fee structure as USTR but for U.S.-connected ships calling at Chinese ports (including those owned or operated by U.S. entities), i.e. an amount based on tonnage, payable per call. Fees were due to come into force on 14 October, as with USTR Section 301. Connected with the application of these Chinese port entry service fees, on or around October 10,2025, China announced certain exemptions, including for vessels that were built in China, or which enter Chinese ports in ballast (empty). China noted an additional category for other vessels granted exemption upon approval, though did not define the criteria. On the basis that we are not a U.S. shipping company, we do not expect to incur or pay these fees.

On October 30, 2025, the United States and China reached a deal on economic and trade relations that included China’s commitment to remove its retaliatory measures against U.S. responsive actions taken pursuant to the Section 301 investigation and remove sanctions imposed on various shipping entities. Under this deal, both the U.S. and China suspended their series of port fees in their entirety for a period of one year, starting on November 10, 2025. We own and operate a number of vessels that were built in China, thereby making entries of our vessels into U.S. ports potentially subject to service fees in the event the fees are reimposed.

Assuming we do not order or acquire additional vessels or sell any of the vessels in our current fleet, based on the anticipated size of our fleet following the completion and delivery of the Chinese-built Four Ethylene Newbuild Vessels, our fleet is expected to consist of approximately 47% Chinese-built vessels.

As such, in the event the Chinese or USTR port service fees are reimposed, modified, or replaced on or after November 10, 2026 and the exemptions as drafted do not apply, we could incur costs each time any of our Chinese-built vessels enters a U.S. port, or when any of our non-Chinese-built vessels enter a Chinese port. While our business includes transportation to and from ports outside of the U.S. and China, any entries of our Chinese-built vessels into U.S. ports or our non-Chinese-built vessels into a Chinese port could expose us to these new fees, including in relation to our Ethylene Export Terminal. If reimposed, these fees could amount to increased operating costs for us and could result in reduced business into U.S. or Chinese ports if the fees are passed along to our customers. These increased costs and/or reductions in U.S. or Chinese business could materially adversely affect our business, financial condition and operating results.

The U.S. government's Maritime Action Plan could result in new trade, regulatory or industrial policy measures affecting foreign-built vessels, which could increase our costs and affect our operations.

On February 13, 2026, the U.S. government released a Maritime Action Plan focused on revitalizing the U.S. maritime sector. Key pillars of the plan include increasing U.S. shipbuilding capacity, reforming workforce education and training, establishing maritime prosperity zones to bolster investment, and protecting the U.S. maritime industrial base and national security. The greater integration of national security priorities into maritime policy proposed in the plan may increase scrutiny of foreign operators and constrain commercial access. The plan aligns commercial shipbuilding and fleet composition with security objectives, which may lead to heightened regulatory oversight, additional security protocols, or new reporting expectations for international carriers.

The plan also calls for the potential imposition of a universal fee on foreign-built commercial vessels calling at U.S. ports, which would be assessed based on the weight of imported cargo arriving on such vessels. This plan does not appear to propose the imposition of fees on exports from the United States, only on imports to the United States. The implementation and potential magnitude of these proposed fees, as well as any measures that other countries may adopt in response, are currently unknown.

Given the potential magnitude of the measures described above and the many uncertainties surrounding their implementation, which are subject to Congressional action, we cannot predict the ultimate form or financial impact of any measures adopted pursuant to the Maritime Action Plan. However, the policy shifts proposed in the plan may alter trade patterns and capacity deployment in ways that could adversely impact our planning and earnings. Enhancements to U.S. maritime infrastructure and policy favoring U.S.-built or -flag vessel participation could negatively change routing economics and cargo allocations. Additionally, if a universal port fee or other similar measures are implemented in a manner that applies to vessels in our fleet, it could increase our operating costs, reduce margins on U.S.-related voyages, affect customer demand, or otherwise adversely impact our business, operating results, and financial condition.

We are subject to licensing fees and charges associated with the transportation of ethane and ethylene, including fees for port access, terminal usage, and other government-imposed levies.

Our vessels rely on access to specific ports and terminals to load, discharge, and transport ethane and ethylene and other liquefied gases. Political or economic developments, trade restrictions, labor disputes, port congestion, environmental regulations, or other disruptions could limit our access to these facilities. Our operations may be affected by changes in international trade policies, sanctions, or restrictions imposed by governments on countries or entities with which we do business. Any of these developments could impair our ability to charter vessels, transport cargo, or enter into commercial agreements, which could have a material adverse effect on our business, operating results, and financial condition.

We operate in many countries and regions which can expose us to political, governmental and economic instability, as well as tariffs and trade restrictions.

Our operations are conducted in many jurisdictions outside of the United States, and may be affected by economic, political and governmental conditions in the countries where we engage in business or where our vessels call or are are registered. Any disruption caused by these conditions could adversely affect our business, financial condition, and operating results including limiting future business or new commercial operations. We derive some of our revenues from transporting gas cargoes from, to and within politically unstable regions. Conflicts in these regions have included attacks on ships and other efforts to disrupt shipping. In addition, vessels operating in some of these regions have been subject to piracy. Hostilities or other political instability in regions where we operate or may operate could have a material adverse effect on our business, financial condition, and operating results.

Since October 2023, there has been significant military activity in the Middle East region. The recent military conflict in Iran could result in missile or drone attacks, the mining of sea lanes, blockades, seizure or detention of vessels, and will likely disrupt our ability to operate in and around the Arabian Gulf, the Strait of Hormuz and adjacent regional waters. In addition, the Houthis, based in Yemen, have launched a number of attacks on vessels traversing the Red Sea and the U.S. response. The Red Sea is a vital maritime route for international trade and major shipping companies have announced suspensions of operations following these attacks. Although our operations in the region are not significant, the regional crisis is a source of uncertainty and there is a potential for a wider military conflict, including in places where we operate. The regional conflict could grow and bring about further disruption, instability and volatility, causing global economic instability and disruption of production and distribution of LPG, petrochemical gases and ammonia, which could result in reduced demand for our services. Further, increased regional conflict could impact our ability to charter and operate our vessels, cause us to incur increased costs, increase our insurance costs, and cause international currency markets to fluctuate. If international political instability and geopolitical tensions continue or increase in any region in which we do business, or in other regions, our business and operating results could be harmed.

In addition, tariffs, trade embargoes and other economic sanctions by the United States or other countries against countries where we operate or where our vessels call may limit, restrict or prohibit our trading activities with those countries, which could also harm our business. Finally, a government could requisition one or more of our vessels, which is most likely during a war or national emergency. Any such requisition could cause a loss of the vessel and could harm our business, financial condition and operating results.

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

Our vessels engage in hundreds of regular ship to ship transfers of LPG or petrochemical cargoes annually and these cargoes may ultimately be discharged in sanctioned areas or to sanctioned individuals without our knowledge. Although we believe that we have been in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines, penalties or other sanctions that could severely impact the market for our common shares, our ability to access U.S. capital markets and conduct our business and could result in some investors deciding, or being required, to divest their interest, or not to invest, in us. Our charterers, or vessels to which we engage in ship to ship transfers of cargoes, may violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us and those violations could in turn negatively affect our reputation or the ability of our charterers to meet their obligations to us or result in fines, penalties or sanctions.

Furthermore, if any of our customers were to become a sanctioned entity, the charter party could end immediately and become void which could lead to one or more vessels being redelivered to us, ending what may be a long-term charter commitment.

We provide in-house technical management for certain vessels in our fleet which may impose significant additional responsibilities on our management and staff.

As of December 31, 2025 we provide in-house technical management for 38 of the 57 vessels in our current fleet. Providing in-house technical management for any vessel in our fleet may impose significant additional responsibilities on our management and staff. The cost of providing in-house technical management for those vessels may be higher than if they were managed by third party technical managers, as we may not generate economies of scale, compared to third party managers who may have hundreds of vessels under their management.

If we are not successful with respect to any vessel for which we provide in-house technical management, our reputation and ability to charter vessels may be negatively impacted, which could materially and adversely affect our business, financial condition and operating results.

We rely on third-party ship managers for the technical management of our vessels which may expose us to operational, compliance, and performance risks.

We outsource the technical management for 19 of the 57 vessels in our current fleet to external ship management companies. While this approach allows us to leverage specialized expertise and reduce internal administrative burdens, it also introduces risks associated with oversight, performance, and compliance. We depend on these third-party managers to provide services such as crewing, maintenance, repairs, dry-docking, procurement, safety management, and regulatory compliance. Any failure by a third-party manager to perform these services to required standards could result in operational disruptions, increased costs, off-hire time, breaches of charter obligations, or non-compliance with environmental, safety, and technical regulations and our reputation and ability to charter vessels may be negatively impacted, which could materially and adversely affect our business, financial condition and operating results.

A fluctuation in fuel prices may adversely affect our charter rates for time charters and our cost structure for voyage charters and COAs and consequently may adversely affect our business, financial condition and operating results.

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
Bunker fuel is a significant expense for our vessels and can have a significant impact on our earnings. As bunker prices increase, our customers may be less willing to enter into time charters under which they bear the full risk of bunker fuel price increases or may shorten the periods for which they are willing to make such commitments. Under voyage charters and COAs we initially bear the cost of bunker fuel used to power our vessels until such time as we invoice our customers which could reduce our profitability and adversely affect our operating results.

The required drydocking of our vessels could have a more significant adverse impact on our revenues than we anticipate, which could adversely affect our business, financial condition and operating results.

Our vessels require drydocking every five years until the age of 15 years and approximately every two and a half years thereafter. The drydocking of our vessels requires significant capital expenditure and results in loss of revenue while our vessels are offhire. Any significant increase in the number of days of offhire due to such drydocking or in the costs of any repairs could have a material adverse effect on our financial condition. Although we attempt to limit the number of vessels that will be out of service at any given time, this may not always be possible due to the number of vessels in our fleet, as we may underestimate the time required to drydock our vessels, or unanticipated problems may arise during drydocking. At December 31, 2025, 16 of our vessels were over the age of 15 years and will therefore require more regular drydocking.

Our operations are subject to the European Union Emissions Trading System (EU ETS) and FuelEU Maritime Regulation, which could impact our business and operating results.

The European Union has adopted and continues to implement extensive regulatory measures aimed at reducing greenhouse-gas emissions from maritime transport including the FuelEU Maritime Regulation ("Fuel EU"), the extension of the EU Emissions Trading System (“EU ETS”) to shipping, and various national and port-level requirements.

EU ETS is a market-based mechanism designed to reduce greenhouse gas emissions by setting a cap on total emissions and requiring companies to hold permits (or allowances) for each tonne of carbon dioxide they emit. The cost of acquiring additional allowances or the potential fines for non-compliance may increase over time. Such increased compliance costs could have a material adverse effect on our operating expenses, margins, and financial results.

Fuel EU aims to regulate and reduce greenhouse-gas emissions from maritime transport by imposing progressively stricter limits on the greenhouse-gas intensity of the energy used on board ships of 5,000 gross tonnage and above. The requirements apply to all energy used while a vessel is in an EU port and to 50% of the energy used on voyages into or out of the EU, and 100% of the energy used on intra-EU voyages, regardless of the vessel’s flag. Fuel EU is fuel-neutral and does not prescribe specific fuels. It established annual reduction targets that began in 2025.

Failure to comply with and changes to the EU ETS and Fuel EU or the implementation of new regulations could have a significant impact on our business. These changes may include adjustments to the emission cap, and the introduction of additional greenhouse gas types. Significant regulatory changes could result in increased compliance costs and require us to alter our operations.

Our operating costs are likely to increase in the future as our vessels age, which could adversely affect our business, financial condition and operating results.

In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. Older vessels are typically less fuel-efficient and more costly to maintain than newer vessels due to improvements in engine technology. If equipment on board becomes obsolete and it is not cost effective to repair it, such equipment could have to be replaced. Governmental or Class regulations, including energy and environmental efficiencies, safety, or other equipment standards related to the age of vessels may also require expenditures for alterations, or the addition of new equipment, to our vessels to comply. These laws or regulations may also restrict the type of activities in which our vessels may engage or limit their operation in certain geographic regions. We cannot assure you that, as our vessels age, market conditions will justify those expenditures or enable us to operate our vessels as profitably as our younger vessels during the remainder of their expected useful lives.

We have and may continue to sell vessels which can result in a profit or a loss on disposal and can impact our business and operating results.

We regularly evaluate our fleet and may decide to sell vessels based on, amongst other things, market conditions, age, technical condition, strategic considerations, or liquidity needs. The prices at which we are able to sell vessels are subject to significant volatility and depend on factors beyond our control, including, amongst other things, global shipping demand, freight rate expectations, newbuilding prices, availability of financing for buyers, regulatory developments, scrap steel prices, and the overall supply of comparable tonnage. Any prospective buyer must also not be a sanctioned person or undertake sanctioned activities and must pass our internal 'know your client' (KYC) checks, which may limit the pool of potential buyers of our vessels.

As a result, we may not be able to sell vessels at prices, or at all, that reflect their carrying values, and vessel sales may result in material gains or losses. Losses may occur if market values decline, if a vessel requires unanticipated repairs, or if regulatory changes reduce the suitability or demand for certain vessel types.

Ammonia-fueled engines and emerging propulsion technologies are new and can increase costs, be unpredictable, and increase operational risks.

The maritime industry is developing and commercializing ammonia-fueled engines and related propulsion technologies, and our strategy to reduce greenhouse-gas emissions may require investments in vessels or equipment that rely on these systems. There is no assurance that Ammonia-based marine fuels and their supporting technologies will perform as expected, be adopted widely, or become economically viable. Engine manufacturers, classification societies, and regulatory bodies are still finalizing standards for design, safety, bunkering, handling, and emissions. As a result, technical requirements, compliance obligations, and capital costs may increase materially and unpredictably.

Ammonia presents unique safety and operational risks, including toxicity, corrosiveness, and the potential for releases that could endanger crew, port personnel, or the environment. Operational protocols for storage, fuel containment, ventilation, and emergency response remain under development. Failure of new technology to perform reliably could result in vessel downtime, elevated maintenance costs, liability claims, regulatory penalties, or reputational harm. These risks apply, in particular, to our Amon Joint Venture, which intends to acquire two newbuild 51,530 cubic meter capacity ammonia-fueled liquefied ammonia carriers.

Investments in ammonia-fueled engines may also become obsolete if alternative decarbonization pathways or carbon-capture technologies prove more practical or cost-effective.

The loss of or inability to operate any of our vessels could result in a significant loss of revenues and cash flow which could adversely affect our business, financial condition and operating results.

We do not carry loss of hire insurance. If, at any time, we cannot operate any of our vessels including due to mechanical problems, lack of seafarers to crew a vessel, prolonged drydocking periods, loss of certification, the loss of any charter or otherwise, our business, financial condition and operating results will be materially adversely affected. In the worst case, we may not receive any revenues because of the inability to operate any of our vessels, but we may be required to pay expenses necessary to maintain the vessel in proper operating condition.

Adverse global economic conditions and outbreaks of infectious diseases could have a material adverse effect on our business, financial condition and operating results.

Adverse global economic conditions may negatively impact our business, financial condition, operating results and cash flows in ways that we cannot predict. Adverse economic conditions may lead to a decline in our customers’ operations or ability to pay for our services, which could result in decreased demand for our vessels. There has historically been a strong link between the development of the world economy and the demand for energy, including liquefied gases. Global financial markets and economic conditions have been volatile in recent years and remain subject to significant vulnerabilities, including trade wars between the U.S. and China or others, the effects of volatile energy prices and continuing turmoil and hostilities in Russia, Ukraine, the Middle East, the Korean Peninsula, North Africa and other geographic areas. An extended period of adverse global economic conditions or a tightening of the credit markets could reduce the overall demand for liquefied gases and have a negative impact on us, or our customers. Any of these or similar potential developments, or market perceptions concerning these and related issues, could affect our business, financial condition and operating results.

Our operations are also subject to risks related to outbreaks of infectious diseases. Epidemics, pandemics or other health crises, similar to the prior outbreak of COVID-19, may negatively affect economic conditions or restrict the seaborne transportation of products, including LPG and petrochemical products.

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

We rely primarily on the cash flow generated from vessels that operate in the seaborne liquefied gas transportation business. Unlike some other shipping companies, which have vessels that carry drybulk, crude oil and oil products, we depend exclusively on the transport of LPG, petrochemicals and ammonia. Due to our lack of diversification, an adverse development in the international liquefied gas shipping industry could have a significantly greater impact on our business, financial condition and operating results than it could if we maintained a more diverse fleet of vessels.

If in the future our business activities involve countries, entities or individuals that are subject to restrictions imposed by the U.S. or other governments, we could be subject to enforcement action and our reputation and the market for our common stock could be adversely affected.

The tightening of U.S. sanctions in recent years has affected non-U.S. companies. In particular, sanctions against Iran have been significantly expanded. In 2012, the U.S. signed into law the Iran Threat Reduction and Syria Human Rights Act of 2012 (“TRA”), which placed further restrictions on the ability of non-U.S. companies to do business or trade with Iran and Syria. A major provision in the TRA is that issuers of securities must disclose to the U.S. Securities and Exchange Commission (“SEC”) in their annual and quarterly reports if the issuer or “any affiliate” has “knowingly” engaged in certain activities involving Iran during the timeframe covered by the report. This disclosure obligation is broad in scope in that it requires the reporting of activity that could not be considered a violation of U.S. sanctions as well as violative conduct and is not subject to a materiality threshold. The SEC publishes these disclosures on its website and the President of the United States must initiate an investigation in response to all disclosures. Recently, the Office of Foreign Assets Control ("OFAC") has increased sanctions on non-U.S. entities deemed to be facilitating Iran’s petroleum and petrochemical trade, which has led to a growing number of sanctions designations and penalties against shipping companies and vessels.

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
Failure to comply with the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act and other anti-bribery legislation in other jurisdictions could result in fines, criminal penalties or contract termination, and could have an adverse effect on our business.

We operate in several countries throughout the world, including countries known to have a reputation for corruption. We are committed to doing business in accordance with applicable anti-corruption laws and have adopted a code of business conduct and ethics. We are subject, however, to the risk that we, our affiliated entities or our or their respective officers, directors, employees and agents may take actions determined to be in violation of anti-corruption laws, including the U.S. Foreign Corrupt Practices Act of 1977 and the U.K. Bribery Act 2010. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties, curtailment of operations in certain jurisdictions, and might adversely affect our business, operating results or financial condition either temporarily or permanently. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and could consume significant time and attention of our senior management.

In February 2025, as part of an investigation into allegations of corruption, Muhamad Kerry Adrianto and certain other business partners and executives of PT Pertamina (Persero), Indonesia's state-owned energy company (“Pertamina”), were arrested by Indonesian authorities. The allegations relate to the mismanagement of crude oil and oil refinery products at Pertamina between 2018 and 2023. The legal proceedings linked with the investigation by local authorities relating to nine individuals concluded in February 2026, with all nine defendants being found guilty. Mr. Adrianto was given a custodial sentence of 15 years, a fine of around $60,000 and an order to pay compensation of approximately $173 million. On March 5, 2026, Mr. Adrianto lodged an appeal to his sentence with the High Court in Indonesia and we continue to monitor developments.

Mr Adrianto served as a director of PTNK, our Indonesian joint venture, until September 2025 when he was replaced as a director of PTNK.

We continue to believe that the events surrounding Mr. Adrianto will not have a material impact on the Company or our operations.

On December 31, 2025, two unencumbered vessels in our fleet and approximately $39.5 million cash, which is recorded as restricted cash, were owned by PTNK. The vessels were previously on time charter for the transportation of liquefied petroleum gas within Indonesia, the last and most recent of which expired by its terms in February 2025.

We rely on our information systems to conduct our business, and failure to protect these systems against security breaches could disrupt our business and adversely affect our operating results.

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

The Russian invasion of Ukraine has been accompanied by cyber-attacks against the Ukrainian government and other countries in the region. It is possible that these attacks could have collateral effects on additional critical infrastructure and financial institutions globally, which could adversely affect our operations. Further, we or our customers or suppliers may be subject to retaliatory cyberattacks perpetrated by Russia, state-sponsored groups or other supporting groups in response to economic sanctions and other actions taken against Russia as a result of its invasion of Ukraine. It is difficult to assess the likelihood of such threat and any potential impact, but it could adversely affect our business and financial condition.

Certain cyber incidents, such as surveillance or reconnaissance, may remain undetected for an extended period. Our systems for protecting against cybersecurity risks may not be sufficient. As cyberattacks continue to evolve, including those leveraging artificial intelligence, we may be required to expend significant additional resources to continue to modify or enhance our protective measures or to investigate and remediate any vulnerabilities to cyberattacks. In addition, new laws and regulations governing data privacy, cybersecurity, and the unauthorized disclosure of confidential information pose increasingly complex compliance challenges and potentially elevate costs, and any failure to comply with these laws and regulations could result in significant penalties and legal.

Our business is subject to laws and regulations regarding data privacy and data protection.

The regulatory environment relating to data privacy and data protection is constantly evolving and can be subject to significant change. Laws and regulations governing data privacy and the unauthorized collection, processing or disclosure of personal information, including the European Union General Data Protection Regulation and a growing number of U.S. state laws and regulations such as the California Consumer Privacy Act, pose increasingly complex compliance challenges and potentially elevate our costs. Any failure, or perceived failure, by us to comply with applicable data privacy and data protection laws could result in proceedings or actions against us by governmental entities or others, subject us to significant fines, penalties, judgments and negative publicity, require us to change our business practices, increase the costs and complexity of compliance, and adversely affect our business. As noted above, we are also subject to the possibility of cyber-attacks, which themselves may result in a violation of these laws. Finally, if we acquire a company that has violated or is not in compliance with applicable data privacy and data protection laws, we may incur significant liabilities and penalties as a result.

Maritime claimants could arrest our vessels, which could interrupt our cash flow.

Crew members, suppliers of goods and services to a vessel, shippers of cargo, cargo receivers and other parties may be entitled to a maritime lien against one or more of our vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lienholder may enforce its lien by arresting a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could interrupt our cash flow and require us to pay large sums to have the arrest lifted.

In addition, in some jurisdictions, such as South Africa, under the “sister ship” theory of liability, a claimant may arrest both the vessel that is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert “sister ship” liability against all of the vessels in our fleet for claims relating to only one of our ships. The arrest of any of our vessels could adversely affect our business, financial condition and operating results.

A shortage of qualified officers or seafarers could make it more difficult to crew our vessels and increase our operating costs. If a shortage were to develop, it could impair our ability to operate and have an adverse effect on our business, financial condition and operating results.

Our liquefied gas carriers require technically skilled officers with specialized training. As the global liquefied gas carrier fleet and the liquefied natural gas, or “LNG,” carrier fleet grows, the demand for such technically skilled officers increases and could lead to a shortage of such personnel. If we or our crewing managers were to be unable to employ such technically skilled officers, including as a result of the invasion of Ukraine by Russia and government responses thereto, we or they could not be able to adequately staff our vessels and effectively train crews. The development of a shortage of technically skilled officers or an inability of us or our crewing managers to attract and retain such qualified officers could impair our ability to operate and increase the cost of crewing our vessels and, thus, materially adversely affect our business, financial condition and operating results. Please read “Item 4—Information on the Company—Business Overview—Crewing.”

Compliance with safety and other vessel requirements imposed by classification societies may be costly and could adversely affect our business, financial condition and operating results.

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations and in accordance with the country of registry of the vessel and the Safety of Life at Sea Convention (SOLAS).Our vessels are enrolled with either Lloyds Register or DNV.

As part of the certification process, a vessel must undergo annual surveys, intermediate surveys and special surveys. A vessel’s machinery is subject to a continuous survey cycle, under which the machinery could be surveyed periodically over a five-year period. All of the vessels in our existing fleet operate a planned maintenance system, or “PMS,” and as such the classification society attends on-board once every year to survey on-board equipment, ensuring all equipment subject to survey, is surveyed once in every five year period. Each of the vessels in our fleet must conduct an underwater hull survey two times every five years. One survey must be completed while dry docked and the other may be an in-water survey in lieu of a dry dock. The in-water survey must be performed by an approved diving company in the presence of a surveyor from the classification society. Vessels older than 15 years old must dry dock at each hull survey.

If any vessel does not maintain its class and/or fails any annual survey, intermediate survey or special survey, the vessel will be unable to trade between ports and will be unemployable. This could adversely affect our business, financial condition and operating results.
Delays in deliveries of newbuildings or acquired vessels, or deliveries of vessels with significant defects, could harm our operating results, affect our ability to finance the vessels, and lead to the termination of any related charters that may be entered into prior to their delivery.

We have entered into agreements to construct the Four Ethylene Newbuild Vessels and the Two Ammonia Newbuild Vessels, and we may purchase or order additional vessels from time to time. Delivery of any new vessel on order or under construction could be delayed, not completed or cancelled, which could delay or eliminate our expected receipt of revenues from any employment of any such vessels. The delivery of any acquired vessel or newbuilding with substantial defects could have similar consequences.

Our receipt of newbuildings (including the Four Ethylene Newbuild Vessels and the Two Ammonia Newbuild Vessels) could be delayed because of many factors, including:

•quality or engineering problems;
•changes in governmental regulations or maritime self-regulatory organization standards;
•work stoppages or other labor disturbances at the shipyard;
•material problems, bankruptcy, or other financial crisis of the shipbuilder or the provider of any refund guarantee;
•hostilities or political or economic disturbances in the locations where the vessels are being built;
•weather interference or catastrophic event, such as a major earthquake or fire;
•our requests for changes to the original vessel specifications;
•shortages of, or delays in the receipt of necessary construction materials, such as steel or suitable skilled shipyard workers;
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

We expect substantial competition for providing seaborne transportation services from a number of experienced companies. As a result, we may be unable to expand our relationships with existing customers or to obtain new customers on a profitable basis, if at all, which could have a material adverse effect on our business, financial condition and operating results.

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

Climate change concerns, greenhouse gas emissions, and other environmental schemes, may adversely impact our operations and markets.

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
Over the past several years, changing weather patterns and climatic conditions have added to the unpredictability and frequency of natural disasters in certain parts of the world, including regions in which we operate or intend to operate, and have created additional uncertainty as to future weather trends and associated impacts. Our Ethylene Export Terminal is situated in Houston, Texas, along the northern coast of the Gulf of Mexico. Climate change is expected to have adverse physical impacts on this geographical region and necessary mitigation measures could therefore be required. There are a range of climatic events that could cause a significant impact on our Ethylene Export Terminal. For example, rising sea levels induced by thermal expansion and the continued melting of polar ice caps may halt operations in the long-term in the event of coastal erosion or severe local flooding. Extreme weather events, such as the hurricanes witnessed in 2020 and the ‘Texas freeze’ of February 2021 could become more frequent and/or of higher intensity. While there is a marginal degree of predictability, the dynamic and fast-moving nature of climate change will continue to present a significant operational and financial risk over the short- and long-term as more frequent disasters mean less time to prepare for and recover from each one. Further, we cannot predict whether or to what extent damage that may be caused by natural events, such as hurricanes, monsoons and other severe or catastrophic storms, will cause damage to our vessels and disruption to our operations and cause other adverse financial and operational impacts, including impacts on our customers. In particular, if one of the regions in which our vessels are operating is impacted by such a natural catastrophe in the future, it could have a material adverse effect on our business.

Increased scrutiny from stakeholders and others regarding climate change, as well as our ESG practices and reporting responsibilities, could result in additional costs or risks and adversely impact our business and reputation.

Increased scrutiny from investors, lenders, regulators, and other stakeholders regarding climate change and ESG practices could result in additional costs, operational constraints, or reputational damage, which may adversely affect our business, financial condition, or share price. Companies across industries are increasingly expected to demonstrate compliance with evolving ESG standards, and failure to meet investor or stakeholder expectations, even absent legal requirements, could harm our reputation and access to capital.

The SEC has heightened its focus on climate-related disclosure. In 2021, the SEC established a Climate and ESG Task Force to identify ESG-related misconduct and proposed rules requiring public companies, including foreign private issuers, to disclose climate-related information. In March 2024, the SEC adopted the Final Rule on the Enhancement and Standardization of Climate-Related Disclosures for Investors (the “Final Rule”), though litigation challenging the rule is pending before the U.S. Court of Appeals for the Eighth Circuit, and its ultimate outcome remains uncertain. State-level ESG disclosure requirements in the U.S., including greenhouse gas reporting obligations beginning in 2026, and international initiatives such as the European Union’s Corporate Sustainability Reporting Directive (“CSRD”) and related European Sustainability Reporting Standards (“ESRS”), may also require extensive reporting irrespective of the federal rulemaking outcome.

The International Maritime Organization (“IMO”) has implemented and continues to propose regulations aimed at reducing greenhouse gas emissions from shipping. These include the Energy Efficiency Existing Ship Index (“EEXI”), the Carbon Intensity Indicator (“CII”), the Ship Energy Efficiency Management Plan (“SEEMP”), restrictions on the use of heavy fuel oil in Arctic waters, and other measures under the 2023 IMO GHG Strategy. Non-compliance could require vessel retrofits, operational adjustments, or temporary removal of vessels from service, which may result in increased costs or lost revenue. Further, proposed international measures, including a potential marine greenhouse gas pricing mechanism and contributions to a GHG Strategy Implementation Fund, could impose additional obligations.

Compliance with both mandatory and voluntary ESG frameworks, such as the Task Force on Climate-related Financial Disclosures (“TCFD”), the International Sustainability Standards Board (“ISSB”), and the Carbon Disclosure Project (“CDP”), may increase reporting costs and expose us to reputational risk if our disclosures or performance are perceived as inadequate. Additionally, commitments by us or our customers to reduce emissions or decarbonize operations may require significant capital expenditures and vessel modifications.

Investor focus on ESG issues, including divestment initiatives targeting fossil fuels or increased scrutiny of environmental performance, may affect our ability to access capital or maintain customer and supplier relationships. We align certain corporate responsibility activities with the United Nations

Sustainable Development Goals (“SDGs”) and publish an annual ESG Report; however, evolving expectations for ESG performance and reporting could increase costs and adversely affect our business, financial condition, and access to capital.

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

Competition from larger or more technologically advanced liquefied gas carriers could reduce our charter hire income and the value of our vessels.

The charter rates and the value and operational life of a vessel are determined by several factors including the vessel’s efficiency, operational flexibility and physical life. Efficiency includes fuel consumption, speed and the ability to be loaded and discharged quickly. Flexibility includes the ability to enter ports, utilize related docking facilities and pass through canals and straits. The length of a vessel’s physical life is related to the original design and construction, maintenance, and the impact of the stress of operations. If new liquefied gas carriers are built that are more energy and environmentally efficient or use alternative fuels for propulsion and, as a result, have greater speed, consume less fuel, or have lower greenhouse gas emissions, or are more flexible or have longer physical lives than our vessels, competition from these more technologically advanced liquefied gas carriers could adversely affect demand for our vessels, the charter rates we receive for our vessels once their current charters are terminated, and the resale value of our vessels. As a result, our business, financial condition and operating results could be adversely affected.

Acts of piracy on any of our vessels or on other ocean going vessels could adversely affect our business, financial condition and operating results.

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

Terrorist attacks, increased hostilities, piracy on ocean-going vessels, political change or war could lead to further economic instability, increased costs and disruption of business.

Terrorist attacks may adversely affect our business, operating results, financial condition, ability to raise capital, and future growth. The continuing hostilities in Ukraine, the Middle East and elsewhere may spread and lead to additional armed conflicts or to further acts of terrorism and civil disturbance in the United States or elsewhere, which may contribute further to economic instability and disruption of production and distribution of LPG, petrochemical gases and ammonia, which could result in reduced demand for our services.

In addition, petrochemical production and terminal facilities and vessels that transport petrochemical products could be targets of future terrorist attacks. Any such attacks could lead to, among other things, bodily injury or loss of life, vessel or other property damage, increased vessel operational costs, including insurance costs, and the inability to transport gases to or from certain locations. Terrorist attacks, piracy, war or other events beyond our control that adversely affect the distribution, production or transportation of gases to be shipped by us could entitle customers to terminate our charters, which could harm our cash flow and business. In addition, the loss of a vessel as a result of terrorism or piracy could have a material adverse effect on our business, financial condition and operating results.

Exposure to currency exchange rate fluctuations may cause fluctuations in our cash flows and operating results.

Substantially all of our cash receipts are in U.S. Dollars, although some were in Indonesian Rupiah resulting from our joint venture operations that were conducted in Indonesia. Certain disbursements, including some vessel operating expenses and general and administrative expenses, are in the foreign currencies invoiced by the supplier, principally the Euro, the Danish Kroner and the British Pound Sterling. We remit funds in the various currencies invoiced. We convert the non-U.S. Dollar invoices received and their subsequent payments into U.S. Dollars when the transactions occur. This mismatch between the currency of receipts and payments may result in fluctuations if the value of the U.S. Dollar changes relative to such other currencies.

Our ability to extract cash from our subsidiaries, joint ventures and variable interest entities may be limited, and could adversely affect our liquidity, tax position and operating results.

A significant portion of our operations and cash generation is conducted through subsidiaries, joint ventures and variable interest entities. Cash and balances held within these entities are subject to local laws, regulations, contractual arrangements, and approvals that may restrict or delay distributions to the Company, including dividends, intercompany loans, or other upstream payments. Our ability to extract cash depends on our continued compliance with local corporate, tax and foreign exchange laws and regulations, as well as the cooperation of joint venture partners and counterparties.

If we are unable to extract cash from our entities as anticipated, we may be required to rely more heavily on external financing, retain excess cash locally, incur additional tax liabilities, or reassess the carrying value of our investments. Any of these outcomes could materially and adversely affect our liquidity, financial condition, operating results and ability to return capital to shareholders.

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

Any consolidated variable interest entity may enter into different financing arrangements, which could adversely affect our financial results.

Refer to "Note 10. Variable Interest Entities" to our consolidated financial statements. For a description of our current financing arrangements including those of the VIE, please read “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources.” The funding arrangements negotiated by the VIE could adversely affect our financial results.

Changes in interest rates affect the interest rate payable under our credit facilities, which may adversely affect our financial results.

Amounts borrowed under our existing credit facilities bear interest at an annual rate ranging from 1.70% to 2.47% above the Secured Overnight Financing Rate (“SOFR”). Increases in SOFR rates affect the amount of interest payable on amounts that we borrow under our credit facilities, and may increase further, which could have an adverse effect on our operating results.

The derivative contracts we have or may enter into to hedge our exposure to fluctuations in interest rates could result in higher interest rates and reductions in our shareholders’ equity, as well as charges against our income.

We have entered into certain floating-to-fixed interest rate swaps and we may enter into further swaps for the purposes of managing our exposure to fluctuations in interest rates and foreign exchange rates applicable to indebtedness under our secured term loan and revolving credit facilities which were advanced at floating rates based on SOFR. However, our hedging strategies may not be effective and we may incur substantial losses if interest rates move materially differently from our expectations.

To the extent our derivative contracts do not qualify and are not treated as hedges for accounting purposes, we recognize fluctuations in the fair value of such contracts in our statements of operations. In addition, changes in the fair value of derivative contracts, even those that qualify for treatment as hedges, will be recognized as derivative assets or liabilities on our balance sheet and can affect compliance with the covenant requirements in our secured term loan facilities. In addition, we may have to cash collateralize unrealized losses on these derivatives, thus reducing our liquidity covenants’ headroom. The unrealized gains or losses relating to changes in the fair value of our derivative instruments do not impact our cash flows. However, our financial condition could also be materially adversely affected to the extent we do not hedge our exposure to interest rate fluctuations under our financing arrangements under which loans have been advanced at a floating rate based on SOFR.

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

Our future success depends to a significant extent upon certain members of our senior management team who have substantial experience in the shipping industry and with the Company and are crucial to the development of our business strategy and to the growth and development of our business. In the event of the loss of any of these individuals, we may be unable to recruit replacement individuals with the equivalent talent and experience, which could adversely affect our business, financial condition and operating results.

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

In addition, under our secured term loan facilities, Navigator Gas L.L.C., our wholly-owned subsidiary, our vessel-owning subsidiaries that are parties to the secured term loan facilities and revolving credit facilities and our Navigator Greater Bay Joint Venture may not make distributions to us out of operating revenues from vessels securing indebtedness thereunder, redeem any shares or make any other payment to our shareholders if an event of default has occurred and is continuing. Please read “Item 5—Operating and Financial Review and Prospects—".

The inability of our subsidiaries to make distributions to us could have an adverse effect on our business, financial condition and operating results.

Risks Relating to Our Common Stock

We may issue additional equity securities without your approval, which could dilute your ownership.

We may issue additional shares of common stock or other equity or equity-linked securities without the approval of our shareholders, subject to certain limited approval requirements of the NYSE. Among other things, although we do not currently intend to issue any new shares of common stock to finance the Four Ethylene Newbuild Vessels and the Two Ammonia Newbuild Vessels, we may finance all or a portion of the acquisition price of any future vessels that we agree to purchase or build, or any other acquisitions, through the issuance of additional shares of common stock. Our amended and restated articles of incorporation, which became effective on November 5, 2013, authorize us to issue up to 400,000,000 shares of common stock, of which 65,250,444 shares were outstanding as of December 31, 2025. The issuance by us of additional shares of common stock or other equity or equity-linked securities of equal or senior rank will have the following effects:
•our shareholders’ proportionate ownership interest in us will decrease;
•the relative voting strength of each previously outstanding share may be diminished; and
•the market price of the common stock may decline.

Future sales of our common stock could cause the market price of our common stock to decline.

Sales of a substantial number of our shares of common stock in the public market, or the perception that these sales could occur, may depress the market price for our common stock. These sales could also impair our ability to raise additional capital through the sale of our equity securities in the future. Ultranav International ApS, a wholly owned subsidiary of Naviera Ultranav Dos Limitada (“Ultranav”) and BW Group, our principal shareholders, owned 32.49% and 22.82% of our common stock respectively, as of March 12, 2026. In the future,Ultranav or BW Group may elect to sell large numbers of shares which may adversely affect the market price of our common stock.

Ultranav and BW Group, two unrelated shareholders of the Company that, to our knowledge, act independently of each other, collectively, owned an aggregate of approximately 55% of our common stock as of December 31, 2025. Each may exert considerable influence on, and together they could control, actions requiring a shareholder vote, and they could acquire additional shares of our common stock, further reducing liquidity in the market.

Ultranav and BW Group are two unrelated shareholders of the Company that to our knowledge act independently of each other with respect to decisions regarding their respective ownership interests. However, collectively Ultranav and BW Group own an aggregate of approximately 55% of our common stock (approximately 32.49% and 22.82% respectively, as of March 12, 2026). Accordingly, individually, either of such shareholders may exert considerable influence on actions requiring a shareholder vote and, collectively, they could control all or nearly all such actions. The interests of these shareholders may be different from your interests. They may vote in favor of, for instance, a proposed business combination (or in favor of any corporate action requiring a shareholder vote) potentially in a manner, at a time, at a price, or on other terms and conditions that our other shareholders do not otherwise support or find desirable. Further, while we are not aware of any agreement or intention of Ultranav and BW Group to vote together on the shares of our common stock owned by them on any matter on which our shareholders are entitled to vote, there is no assurance that such agreement or intention will not be reached in the future (in which case, their combined voting power could enable them to control all or nearly all such matters). We have entered into an investor rights agreement with each of Ultranav and BW Group, which provides, among other things, each of Ultranav and BW Group with the right to designate two members of the board of directors of Navigator (provided that they maintain certain ownership levels in the Company) and with certain registration rights and informational rights. Ultranav has exercised its director designation right. BW Group does not have any designees on our Board but could elect to do so in the future, assuming they continue to satisfy the ownership level requirements.

If either Ultranav and BW Group were to acquire additional shares of our common stock, it could further reduce liquidity in the market for our common stock, as well as further increase their respective influence on and their potential ability to collectively control shareholder actions.

We have declared dividends in the past but we can give no assurance that dividends will be paid in the future, in any amount or at all.

While we have recently declared and paid quarterly dividends in line with our Return of Capital Policy, we are not required to pay dividends and any determination to pay dividends and the timing and amount of any such dividend in the future will be at the discretion of our board of directors and will depend on, among other things, business conditions, our financial condition and operating results, our liquidity, profits, capital expenditures and commitments, market prospects, investment opportunities, the provisions of Marshall Islands law affecting the payment of dividends to shareholders, the terms and restrictions of our existing and future credit facilities, other debt agreements, and other contractual restrictions. Holders of our common stock are entitled to receive only such dividends as our board of directors may declare out of funds legally available for such payments. The Republic of Marshall Islands laws generally prohibit the payment of dividends other than from surplus or while a company is insolvent or could be rendered insolvent by the payment of such a dividend. We may not have sufficient surplus (or otherwise be in compliance with relevant entity laws with respect to dividends and distributions) in the future to allow us to pay dividends to our common shareholders and our subsidiaries may not have sufficient funds or surplus to make distributions to us.

The shipping industry is highly volatile, and we cannot predict with certainty the amount of cash, if any, that will be available for distribution as dividends to our common stockholders in any period. Also, there may be a high degree of variability from period to period in the amount of cash that is available for the payment of dividends to our common stockholders.

We may incur expenses or liabilities or be subject to other circumstances in the future that reduce or eliminate the amount of cash that we have available for distribution as dividends to our common stockholders, including as a result of the risks described in this annual report. Our growth strategy contemplates that we will primarily finance potential acquisitions of additional vessels through debt financings or the net proceeds. If financing is not available to us on acceptable terms, our board of directors may determine to finance or refinance acquisitions with cash from operations, which could reduce the amount of any cash available for the payment of dividends to our common stockholders.

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

In addition, changing laws, regulations, and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations, and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to continue to invest resources to comply with evolving laws, regulations, and standards, and this investment may result in increased general and administrative costs and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations, and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and our business, whereby our financial condition, operating results and cash flow could be adversely affected.

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud, and shareholders could lose confidence in our financial and other public reporting, which could harm our business and the trading price of our common stock.

Effective internal control over financial reporting is necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could cause us to fail to meet our reporting obligations. In addition, any testing we conduct in connection with Section 404 of the Sarbanes-Oxley Act, or any testing conducted by our independent registered public accounting firm, may reveal deficiencies in our internal control over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our consolidated financial statements or identify other areas for further attention or improvement. Ineffective internal control could also cause investors to lose confidence in our reported financial information, limit our ability to access capital markets or require us to incur additional costs to improve our internal control and disclosure control systems and procedures, which could harm our business and have a negative effect on the trading price of our securities.

We may lose our foreign private issuer status in the future, which could result in significant additional costs.

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

In the future, we could lose our foreign private issuer status if a majority of our shareholders, directors or management are U.S. citizens or residents and we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher. If we are not a foreign private issuer, we will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC which are more detailed and extensive than the forms used by a foreign private issuer. For example, the annual report on Form 10-K requires domestic issuers to disclose executive compensation information on an individual basis with specific disclosure regarding the domestic compensation philosophy, objectives, annual total compensation (base salary, bonus, equity compensation) and potential payments in connection with change in control, retirement, death or disability, while the annual report on Form 20-F, including this annual report, permits foreign private issuers to disclose compensation information on an aggregate basis. We could also have to comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders could become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. We may also be required to modify certain of our policies or lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers.

As a Marshall Islands corporation our operations may be subject to economic substance requirements.

The Council of the European Union, or the "Council", routinely publishes a list of non-cooperative jurisdictions for tax purposes, which includes countries that the Council believes need to improve their legal framework and to work towards compliance with international standards in taxation. E.U. member states have agreed upon a set of measures that they can choose to apply against listed countries, including, inter alia, increased monitoring and audits, withholding taxes and non-deductibility of costs, and although we are not aware of any such measures being adopted they can be adopted by one or more E.U. members states in the future. E.U. legislation prohibits E.U. funds from being channeled or transited through entities in non-cooperative jurisdictions.

We are a Marshall Islands corporation with our principal office in London. Several of our subsidiaries are organized in the Republic of the Marshall Islands and Liberia. The Marshall Islands has enacted economic substance regulations with which we are obligated to comply. The Marshall Islands economic substance regulations require certain Marshall Islands entities that are not otherwise tax resident outside of the Marshall Islands that carry out particular activities to comply with a three-part economic substance test whereby each of those entities must show that it (i) is directed and managed in the Marshall Islands in relation to that relevant activity, (ii) carries out core income-generating activity in relation to that relevant activity in the Marshall Islands (although it is being understood and acknowledged by the regulators that income-generating activities for shipping companies will generally occur in international waters) and (iii) having regard to the level of relevant activity carried out in the Marshall Islands has (a) an adequate amount of expenditures in the Marshall Islands, (b) adequate physical presence in the Marshall Islands and (c) an adequate number of qualified employees in the Marshall Islands. If we fail to comply with our obligations under such legislation or any similar law applicable to us in any other jurisdictions, we could be subject to financial penalties and disclosure of information to foreign tax officials, or could be struck from the register of companies, in related jurisdictions. Any of the foregoing could be disruptive to our business and could have a material adverse effect on our business, financial condition and operating results.

We do not know (i) whether the Marshall Islands or Liberia will be added to the list of non-cooperative jurisdictions, and, if so, how quickly they would be removed, (ii) how quickly the E.U. could react to any changes in legislation of the relevant jurisdictions, or (iii) how E.U. member states, E.U. banks or other counterparties will react while we or any of our subsidiaries remain as entities organized and existing under the laws of listed countries. The effect of the E.U. list of non-cooperative jurisdictions, and any noncompliance by us with any legislation adopted by applicable countries to achieve removal from the list, including economic substance regulations, could have a material adverse effect on our business, financial condition and operating results.

We are incorporated in the Marshall Islands, which does not have a well-developed body of corporate law.

Our corporate affairs are governed by our articles of incorporation and by-laws and by the Marshall Islands Business Corporations Act, or the “BCA.” The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Republic of the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the Republic of the Marshall Islands law are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain U.S. jurisdictions. Shareholder rights may differ as well. While the BCA does specifically incorporate, with respect to non-resident entities like us, the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, our shareholders may have more difficulty in protecting their interests in the face of actions by the management, directors or controlling shareholders than could shareholders of a corporation incorporated in a U.S. jurisdiction.

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

There is substantial doubt that the courts of the Republic of the Marshall Islands could (1) enter judgments in original actions brought in those courts predicated on U.S. federal or state securities laws; or (2) recognize or enforce against us or any of our officers, directors or experts, judgments of courts of the United States predicated on U.S. federal or state securities laws. The Republic of the Marshall Islands does not have a general bankruptcy statute or general statutory mechanism for insolvency proceedings.

Failure to timely complete the Company Redomiciliations (as defined below) could negatively affect the market price of our common stock.

The Company in 2026 intends to seek shareholder approval in connection with a potential change in its corporate domicile from the Marshall Islands to England and Wales (the “Company Redomiciliation”). In connection with the Company Redomiciliation, the Company also has plans to redomicile various of its subsidiaries to England and Wales and / or Denmark and has formed new English and Danish subsidiaries and plans to move applicable assets of its various subsidiaries to the newly formed entities (the “Subsidiary Redomiciliations” and, together with the Company Redomiciliation, the “Redomiciliations”). The Company expects that the Redomiciliations will better align the Company’s corporate structure with its current and future business activities and financing plans.

Our Board of Directors (the “Board”) has not yet approved the Company Redomiciliation, which will also need to be put before a meeting of the Company’s shareholders. If shareholder approval of the Company Redomiciliation is received and the Redomiciliations are ultimately completed, we do not expect that the Redomiciliations will have a material impact on our employees, our day-to-day business and operations, or our services to customers. We do not yet know when the Company Redomiciliation will be presented to the Company's shareholders, if at all. However, we have been working to present the matter to the Company's shareholders at our next Annual General Meeting, which we expect to take place in or around June 2026.

Nothing in this report should be construed as an offer to sell, or the solicitation of an offer to buy, any securities in connection with the potential Redomiciliations, nor an agreement or promise that any redomiciliation will occur, nor is it a solicitation of any vote, consent or approval in connection with the potential Company Redomiciliation.

If the planned Company Redomiciliation is not completed on the expected schedule, or if the planned Company Redomiciliation is not completed at all, trading in our common stock could be negatively affected. The market prices of our common stock currently and in the period prior to completion of the Company Redomiciliation (or failing to complete the Company Redomiciliation) may reflect a market assumption that the Company Redomiciliation will be completed. If the Company Redomiciliation is not completed, this could result in a negative perception by the stock market of the Company generally and a decline in the market price of our common stock.

Provisions of our articles of incorporation and by-laws may have anti-takeover effects.

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

Election of Directors. Our articles of incorporation provide that the directors will be elected at each annual meeting of shareholders to serve until the next annual meeting of shareholders and until his or her successor shall have been duly elected and qualified, except in the event of his or her death, resignation, removal, or the earlier termination of his or her term of office. Our articles of incorporation do not provide for cumulative voting in the election of directors. These provisions may discourage, delay or prevent the removal of incumbent officers and directors.

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

Risk Related to Taxation

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

Moreover, tax laws, regulations and administrative practices in the jurisdictions in which we or our subsidiaries are organized or operate may be subject to significant change. For example, the United States enacted the Inflation Reduction Act (the “IRA”) on August 16, 2022. The IRA imposes, among other things, a 15% corporate alternative minimum tax on the adjusted financial statement income of certain taxpayers and a 1% excise tax on certain corporate stock repurchases occurring after December 31, 2022. In addition, the United States enacted the legislation commonly referred to as the One Big Beautiful Bill Act (the “OBBBA”) on July 4, 2025. The OBBBA includes a broad range of tax reform provisions affecting corporations, including, among other things, the permanent reinstatement of the “bonus” depreciation provisions that allow for the immediate expensing of 100% of the cost of certain qualified property acquired and placed in service after January 19, 2025, and the modification of certain international tax provisions effective for tax years beginning after December 31, 2025. We expect that the tax law changes under the IRA and OBBBA will not have a material adverse effect on our operating results going forward, but we are continuing to evaluate them.

U.S. tax authorities could treat us as a “passive foreign investment company,” which could have adverse U.S. federal income tax consequences to U.S. shareholders.

A non-U.S. entity treated as a corporation for U.S. federal income tax purposes will be treated as a “passive foreign investment company,” or “PFIC,” for U.S. federal income tax purposes for any taxable year in which at least 75% of its gross income consists of “passive income” or at least 50% of the average value of its assets produce, or are held for the production of, “passive income”. For the purposes of these tests, “passive income” includes dividends, interest, gains from the sale or exchange of investment property, and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. For the purposes of these tests, income derived from the performance of services does not constitute “passive income”. U.S. shareholders of a foreign corporation that are treated as a PFIC for any taxable year during their holding period are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC, and the gain, if any, they derive from the sale or other disposition of their interests in the PFIC.

Based on our current and projected method of operation we believe that we were not a PFIC for any prior taxable year, and we expect that we will not be treated as a PFIC for the current or any future taxable year. We believe that more than 25% of our gross income for each taxable year was or will be non-passive income, and more than 50% of the average value of our assets for each such year was or will be held for the production of such non-passive income. This belief is based on certain valuations and projections regarding our assets and income, and its validity is conditioned on the accuracy of such valuations and projections. While we believe such valuations and projections to be accurate, no assurances can be given that our assumptions and conclusions will continue to be accurate at any time in the future.

Moreover, there are legal uncertainties involved in determining whether the income derived from our time-chartering activities constitutes rental income or income derived from the performance of services. In Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009), the United States Court of Appeals for the Fifth Circuit, or the “Fifth Circuit,” held that income derived from certain time-chartering activities should be treated as rental income rather than services income for purposes of a provision of the Internal Revenue Code of 1986, as amended, or the “Code,” relating to foreign sales corporations. In that case, the Fifth Circuit did not address the definition of passive income or the PFIC rules; however, the reasoning of the case could have implications as to how the income from a time charter could be classified under such rules. If the reasoning of the case were extended to the PFIC context, the gross income we derive from our time-chartering activities may be treated as rental income, and we could likely be treated as a PFIC. In published guidance, the Internal Revenue Service, or “IRS,” stated that it disagreed with the holding in Tidewater and specified that time charters similar to those at issue in that case should be treated as service contracts. We have not sought, and we do not expect to seek, an IRS ruling on the treatment of income generated from our time-chartering activities. As a result, the IRS or a court could disagree with our position. No assurance can be given that this result will not occur. In addition, although we intend to conduct our affairs in a manner to avoid being classified as a PFIC with respect to each taxable year, we cannot assure shareholders that the nature of our operations will not change in the future and that we will not become a PFIC in the future. If the IRS were to determine that we are or have been a PFIC for any taxable year (and regardless of whether we remain a PFIC for subsequent taxable years), our U.S. shareholders could face adverse U.S. federal income tax consequences. Please read “Item 10—Additional Information—Taxation—Material U.S. Federal Income Tax Consequences—U.S. Federal Income Taxation of U.S. Holders—PFIC Status and Significant Tax Consequences” for a more detailed discussion of the U.S. federal income tax consequences to U.S. shareholders if we are treated as a PFIC.

We may have to pay tax on U.S. source gross transportation income with respect to the operation of our vessels, which could reduce our cash flow.

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

We believe that with respect to the operation of our vessels, we satisfied the requirements to qualify for an exemption from U.S. tax on our U.S. source gross transportation income imposed by Section 883 of the Code for 2025, we expect that we will be able to satisfy those requirements for 2026 and future taxable years, and we expect to take this position for U.S. federal income tax reporting purposes. However there are factual circumstances, some of which are beyond our control, that could cause us to lose the benefit of this exemption. As a result, there can be no assurance that we will qualify for this exemption for the current or any future year. If we fail to qualify for this exemption in any taxable year, U.S. source gross transportation income earned by us and our subsidiaries will generally be subject to a 4% U.S. federal income tax and could adversely impact our business and financial results. For a more detailed discussion of Section 883 of the Code, the rules relating to exemptions under Section 883 and our ability to qualify for an exemption, please read “Item 4—Information on the Company—Business Overview—Taxation of the Company—U.S. Taxation”.

In addition to our U.S. source gross transportation income, we expect to generate U.S. taxable income as a result of the operations of our Ethylene Export Terminal. Our U.S. corporate subsidiary that owns our interest in the Ethylene Export Terminal will be subject to U.S. federal income tax (generally at a rate of 21%) on its 50% share of any net income from the Ethylene Export Terminal, and U.S. withholding tax rules will apply to dividends paid by such U.S. corporate subsidiary to its shareholder.

Item 4.	Information on the Company

A.	History and Development of the Company
General

Navigator Holdings Limited., which is also commercially known as Navigator Gas, was formed in 1997 as an Isle of Man public limited company for the original purpose of building and operating a fleet of five semi-refrigerated, ethylene-capable liquefied gas carriers. In March 2008, we redomiciled as a corporation in the Republic of the Marshall Islands and we maintain our principal executive offices at 10 Bressenden Place, London, SW1E 5DH, United Kingdom. Our telephone number at that address is +44 20 7340 4850. Our agent for service of process in the United States is Puglisi & Associates and its address is 850 Library Avenue, Suite 204, Newark, Delaware, 19711.

In November 2013, we completed our initial public offering of 13,800,000 shares of our common stock, comprising 9,030,000 new shares of common stock and certain selling shareholders offered 4,770,000 shares of common stock.

In August 2021, we issued 21,202,671 shares of our common stock to Naviera Ultranav Limitada as consideration for the acquisition of the fleet and businesses of Ultragas ApS (“Ultragas” and such transaction, the “Ultragas Transaction”). As of December 31, 2025, we had 65,250,444 shares of our common stock outstanding. Please see “Item 7—Major Shareholders and Related Party Transactions.”

As of December 31, 2025 we own and operate 57 liquefied gas carriers, including the world's largest fleet of handysize liquefied gas carriers. We also own a 50% share in an ethylene export marine terminal at Morgan’s Point, Texas (the “Ethylene Export Terminal”) through a joint venture (the "Export Terminal Joint Venture"). The Ethylene Export Terminal throughput capacity is approximately 1.55 million tons per annum.

The Company in 2026 intends to seek shareholder approval in connection with a potential change in its corporate domicile from the Marshall Islands to England and Wales (the “Company Redomiciliation”). In connection with the Company Redomiciliation, the Company also has plans to redomicile various of its subsidiaries to England and Wales and / or Denmark and has formed new English and Danish subsidiaries and plans to move applicable assets of its various subsidiaries to the newly formed entities (the “Subsidiary Redomiciliations” and, together with the Company Redomiciliation, the “Redomiciliations”). The Company expects that the Redomiciliations will better align the Company’s corporate structure with its current and future business activities and financing plans.

Our Board of Directors (the “Board”) has not yet approved the Company Redomiciliation, which will also need to be put before a meeting of the Company’s shareholders. If shareholder approval of the Company Redomiciliation is received and the Redomiciliations are ultimately completed, we do not expect that the Redomiciliations will have a material impact on our employees, our day-to-day business and operations, or our services to customers. We do not yet know when the Company Redomiciliation will be presented to the Company's shareholders, if at all. However, we have been working to present the matter to the Company's shareholders at our next Annual General Meeting, which we expect to take place in or around June 2026.

Nothing in this report should be construed as an offer to sell, or the solicitation of an offer to buy, any securities in connection with the potential Redomiciliations, nor an agreement or promise that any redomiciliation will occur, nor is it a solicitation of any vote, consent or approval in connection with the potential Company Redomiciliation.

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

We play a vital role in the liquefied gas supply chain for energy companies, industrial consumers and commodity traders, with our sophisticated vessels providing an efficient and reliable ‘floating pipeline’ between the parties. We carry LPG for major international energy companies, state-owned utilities and reputable commodities traders. LPG, which consists of propane and butane, is a relatively clean alternative energy source with more than 1,000 applications, including as a heating, cooking and transportation fuel, and as a petrochemical and refinery feedstock. LPG is a by-product of oil refining and natural gas extraction and shale gas, principally from the U.S.

We also carry petrochemical gases for numerous industrial users. Petrochemical gases, including ethylene, propylene, butadiene and vinyl chloride monomer, are derived from the cracking of petroleum feedstocks such as ethane, LPG and naphtha and are primarily used as raw materials in various industrial processes like the manufacture of plastics, vinyl, and rubber, with a wide application of end uses. Our vessels also carry ammonia for the producers of fertilizers, a main use of ammonia for the agricultural industry, and for ammonia traders.

Our Fleet and Terminal Assets

On December 31, 2025 we were the owner and operator of 57 liquefied gas carriers, which includes the world’s largest fleet of handysize liquefied gas carriers. We also own a 50% share in an ethylene export marine terminal at Morgan’s Point, Texas on the Houston Ship Channel (the “Ethylene Export Terminal”) through a joint venture (the “Export Terminal Joint Venture”).

As of December 31, 2025 our liquefied gas carrier fleet consists of 43 semi- or fully-refrigerated handysize liquefied gas carriers, which we define as those with capabilities between 15,000 and 24,999 cubic meters, or “cbm”; we have five larger 37,300 – 38,000 cbm midsize liquefied gas carriers; five 12,000 cbm ethylene carriers and four smaller 3,770 –9,000 cbm semi-refrigerated liquefied gas carriers. Of our total fleet of 57 liquefied gas carriers, 26 are ethylene or ethane capable.

Our 43 handysize liquefied gas carriers typically transport LPG on short or medium routes that may be uneconomical for smaller vessels and can call at ports that are unable to support larger vessels due to limited onshore capacity, absence of fully-refrigerated loading infrastructure and/or vessel size restrictions. These handysize liquefied gas carriers are amongst the largest semi-refrigerated vessels in the world, which also makes them capable of transporting petrochemicals on long routes, typically intercontinental.

On October 14, 2025, the Company increased its ownership interest in the Navigator Greater Bay Joint Venture from 60% to 75.1% through the acquisition of an additional 15.1% interest for total cash consideration of $16.8 million.

On July 17, 2025, the Company announced that it had entered into a joint venture agreement with Amon Gas Holdings AS ("Amon Gas"). The joint venture, Navigator Amon Shipping AS (the "Amon Joint Venture"), intends to acquire two newbuild 51,530 cubic-meter capacity ammonia-fueled, ice-class liquefied ammonia carriers (the “Two Ammonia Newbuild Vessels”), which will also be capable of carrying liquefied petroleum gas. On December 31, 2025, the Company owned 61% of the Amon Joint Venture, and Amon Gas owned 39%. Under the terms and conditions of the investment, the Company expects to own 79.5% of the Amon Joint Venture and Amon Gas expects to own 20.5% when the vessels are delivered in 2028.

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

On August 23, 2024, the Company entered into contracts to build the Original Two Newbuild Vessels. As part of the agreements then made, the Company held an option to build two additional vessels of the same specification and price. On November 21, 2024, the Company exercised the option and entered into contracts to build the Additional Two Newbuild Vessels. The Original Two Newbuild Vessels and the Additional Two Newbuild Vessels (together the “Four Ethylene Newbuild Vessels") are scheduled to be delivered to the Company in March 2027, July 2027, November 2027 and January 2028 respectively, at an average shipyard price of $102.9 million per vessel. The Four Ethylene Newbuild Vessels will be able to carry a wide variety of gas products, ranging from complex petrochemical gases, including ethylene and ethane, to LPG and clean ammonia. Additionally, the Four Ethylene Newbuild Vessels will be fitted with dual-fuel engines for ethane, a low-carbon intensity transitional fuel, and made retrofit-ready for using ammonia as a fuel in the future, and additionally they will be capable of transiting through both the former and the new Panama Canal locks, providing enhanced flexibility

On September 30, 2022, the Company entered into the Navigator Greater Bay Joint Venture with Greater Bay Gas for the purpose of acquiring a total of five ethylene vessels. At that time, the Navigator Greater Bay Joint Venture was owned 60% by the Company and 40% by Greater Bay Gas and was, and remains, fully consolidated.

The Navigator Greater Bay Joint Venture completed the acquisition of two 17,000 cbm, 2018-built ethylene capable liquefied gas carriers, Navigator Luna and Navigator Solar and three 22,000 cbm, 2019-built ethylene capable liquefied gas carriers, Navigator Castor, Navigator Equator and Navigator

Vega during 2023. All five vessels are commercially managed by our wholly owned subsidiary, NGT Services (UK) Limited, and they are technically managed by the third party, PG Shipmanagement based in Singapore.

The Navigator Greater Bay Joint Venture continues to be accounted for as a consolidated subsidiary in our consolidated financial statements, with the proportion owned by Greater Bay Gas accounted for as a non-controlling interest.

Our Business Strategies

We identify six core functional areas:

Safety, Operations and Crewing

Building on a solid track record for safety and operational excellence, we continually assess and improve our safety culture, our operational processes, and considerations with respect to our crew onboard. This work is underpinned by our safety culture program, ‘WeCare’, which operates across all our vessels and shore locations.

Corporate Governance

A focus has been placed on improving Board independence and achieving greater diversity on our Board over recent years, as well as reviewing the scope and oversight of our committees across areas including ESG and risk. This includes forming an ESG board sub-committee.

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

Commercial

We intend to maintain our market-leading position in the handysize transportation of LPG, petrochemicals and ammonia, and to work towards capturing growth in emerging supply chains and markets. Potential synergies exist in creating a closer link between our floating assets and our terminal, providing an integrated solution to our clients, and opening additional revenue streams. We will continue to place ourselves firmly on the path towards decarbonizing our operations and by collaborating with our clients and partners we aim to facilitate a green supply chain, positively impacting both the environment and society around us whilst also returning value to shareholders.

Financing

We seek to maintain a strong balance sheet by managing our leverage and, in the future, by financing our growth with a balanced mix of cash, bank debt, bond and other financings, and equity.

Our Fleet
The following table lists our 55 vessels as of March 12, 2026:

Operating Vessel	Year Built	Vessel Size (cbm)	Employment Status	Current Cargo	Time Charter Expiration Date

Ethylene/ethane capable semi-refrigerated midsize
Navigator Aurora	2016	37,300	Time Charter	Ethane	November 2031
Navigator Eclipse	2016	37,300	Time Charter	Ethane	March 2029
Navigator Nova	2017	37,300	Time Charter	Ethane	September 2029
Navigator Prominence	2017	37,300	Time Charter	Ethane	March 2029

Ethylene/ethane capable semi-refrigerated handysize
Navigator Pluto	2000	22,085	Spot Market	Ethane	—
Navigator Atlas	2014	21,000	Time Charter	Ethylene	April 2026
Navigator Europa	2014	21,000	Spot Market	Ethane	—
Navigator Oberon	2014	21,000	Time Charter	Ethane	October 2026
Navigator Triton	2015	21,000	Spot Market	Ethane	—
Navigator Umbrio	2015	21,000	Spot Market	Ethane	—
Navigator Luna	2018	17,000	Spot Market	Ethylene	—
Navigator Solar	2018	17,000	Time Charter	Ethylene	March 2027
Navigator Castor	2019	22,000	Spot Market	Ethylene	—
Navigator Equator	2019	22,000	Spot Market	Ethylene	—
Navigator Vega	2019	22,000	Time Charter	Ethane	April 2026
Navigator Hyperion	2010	17,300	Spot Market	Ethylene	—
Navigator Titan	2010	17,300	Spot Market	Ethylene	—
Navigator Vesta	2010	17,300	Spot Market	Ethylene	—

Semi-refrigerated handysize
Navigator Aries	2008	20,750	Time Charter	LPG	June 2026
Navigator Capricorn	2008	20,750	Time Charter	LPG	December 2026
Navigator Pegasus	2009	22,200	Time Charter	LPG	September 2026
Navigator Phoenix	2009	22,200	Time Charter	Ammonia	April 2026
Navigator Scorpio	2009	20,750	Spot Market	LPG	—
Navigator Taurus	2009	20,750	Time Charter	LPG	November 2026
Navigator Virgo	2009	20,750	Spot Market	LPG	—
Navigator Leo	2011	20,600	Time Charter	LPG	July 2026
Navigator Libra	2012	20,600	Time Charter	LPG	April 2026
Navigator Atlantic (Previously Atlantic Gas)	2014	22,000	Time Charter	LPG	July 2026
Adriatic Gas	2015	22,000	Spot Market	LPG	—
Navigator Balearic (Previously Balearic Gas)	2015	22,000	Time Charter	LPG	June 2026
Navigator Celtic (Previously Celtic Gas)	2015	22,000	Time Charter	LPG	May 2026
Navigator Centauri	2015	21,000	Time Charter	LPG	May 2027
Navigator Ceres	2015	21,000	Time Charter	LPG	June 2027
Navigator Ceto	2016	21,000	Time Charter	LPG	May 2027
Navigator Copernico	2016	21,000	Time Charter	LPG	May 2027
Bering Gas	2016	22,000	Time Charter	LPG	May 2026
Navigator Luga	2017	22,000	Spot Market	LPG	—

Operating Vessel	Year Built	Vessel Size (cbm)	Employment Status	Current Cargo	Time Charter Expiration Date
Navigator Yauza	2017	22,000	Time Charter	Ammonia	July 2026
Arctic Gas	2017	22,000	Spot Market	LPG	—
Pacific Gas	2017	22,000	Spot Market	LPG	—

Fully-refrigerated handy/midsize
Navigator Glory	2010	22,500	Time Charter	Ammonia	June 2027
Navigator Grace	2010	22,500	Spot Market	LPG	—
Navigator Galaxy	2011	22,500	Time Charter	Ammonia	May 2026
Navigator Genesis	2011	22,500	Time Charter	LPG	April 2026
Navigator Global	2011	22,500	Time Charter	Ammonia	April 2026
Navigator Gusto	2011	22,500	Time Charter	Ammonia	April 2026
Navigator Jorf	2017	38,000	Time Charter	Ammonia	August 2027

Ethylene/ethane capable semi-refrigerated smaller size
Happy Condor*	2008	9,000	Unigas Pool	—	—
Happy Pelican*	2012	6,800	Unigas Pool	—	—
Happy Penguin*	2013	6,800	Unigas Pool	—	—
Happy Kestrel*	2013	12,000	Unigas Pool	—	—
Happy Osprey*	2013	12,000	Unigas Pool	—	—
Happy Peregrine*	2014	12,000	Unigas Pool	—	—
Happy Albatross*	2015	12,000	Unigas Pool	—	—
Happy Avocet*	2017	12,000	Unigas Pool	—	—

* denotes our owned vessels that operate within the independent commercially managed Unigas Pool

Following the natural cessation of the Company's PTNK business in Indonesia on expiry of the last remaining time charter contract on February 15, 2025, Navigator Aries was sold to an entity under common control of the Company on October 1, 2025, in order to continue operating within the group's ordinary fleet. On December 31, 2025 two unencumbered vessels in our fleet and approximately $39.5 million cash, which is recorded as restricted cash, were owned by PTNK. The vessels were previously on time charter for the transportation of liquefied petroleum gas within Indonesia, the last and most recent of which expired by its terms in February 2025. On January 6, 2026, Navigator Pluto was sold to an entity under common control of the Company in order to continue operating within the group's ordinary fleet and the Company similarly intends to sell Navigator Global to an entity under common control of the Company at a suitable future time.

The Navigator Greater Bay Joint Venture completed the acquisition of two 17,000 cbm, 2018-built ethylene capable liquefied gas carriers, Navigator Luna and Navigator Solar and three 22,000 cbm, 2019-built ethylene capable liquefied gas carriers, Navigator Castor, Navigator Equator and Navigator Vega during 2023. All five vessels are commercially managed by our wholly owned subsidiary, NGT Services (UK) Limited, and they are technically managed by the third party, PG Shipmanagement based in Singapore.

On October 14, 2025, the Company increased its ownership interest in the Navigator Greater Bay Joint Venture from 60% to 75.1% through the acquisition of an additional 15.1% interest for total cash consideration of $16.8 million.

The Navigator Greater Bay Joint Venture continues to be accounted for as a consolidated subsidiary in our consolidated financial statements, with the proportion owned by Greater Bay Gas accounted for as a non-controlling interest.

The average monthly TCE rate for our vessels operating in 2025 was approximately $30,110 per day ($915,832 per calendar month) (2024: $28,826 per day or $876,776 per calendar month) . TCE rates are the gross monthly charter rates before deduction of any address and brokerage commissions payable to charterers and shipbrokers respectively. Address and brokerage commissions typically range between 1.25% and 2.5% of the gross monthly charter rate.

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

The Company derives a significant portion of revenues from a limited number of customers. For the year ended December 31, 2025, one of our charterers contributed approximately 8.6% or $46.4 million of our total operating revenues. Our top three charterers contributed between 6.7% and 8.6% of our total operating revenues, and in aggregate 23.3%, or approximately $125.1 million of our total operating revenues for the year ended December 31, 2025.

For the year ended December 31, 2024, one of our charterers contributed approximately 12.1% or $63.3 million of our total operating revenues. Our top three charterers contributed between 7.8% and 12.1% of our total operating revenues, and in aggregate 29.9%, or approximately $153.0 million of our total operating revenues for the year ended December 31, 2024.

The loss of any significant customer or a substantial decline in the number of services requested by a significant customer, or the inability of a significant customer to pay for our services, could have a material adverse effect on our business, financial condition, and operating results.

Vessel Employment

Our chartering strategy is to combine both short and long-term time charters and COAs and voyage charters, as well as employing our smaller vessels through the Unigas Pool. As of December 31, 2025, we owned 57 vessels, of which 29 were employed under time charters, 20 were employed in the spot market and contract of affreightment and eight were independently commercially managed through the Unigas Pool.

Our voyage charters during 2025 remained focused on the seaborne transportation of petrochemicals, particularly ethylene and ethane. Our flexible, semi-refrigerated vessels are highly versatile in that they, unlike fully-refrigerated vessels, can accommodate petrochemicals, LPG and ammonia at ambient as well as fully-refrigerated temperatures.
The amount of ethane and ethylene carried across spot and time charter tonnage was 1,204,525 metric tons in 2025 compared to 1,146,259 metric tons in 2024. Ethylene and ethane are highly specialized gases that require sophisticated ethylene/ethane-capable tonnage to transport. As at December 31, 2025 we owned 26 ethane/ethylene-capable gas carriers on the water, one of the largest fleets of such vessels.

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
Hire Rate. The hire rate refers to the basic payment by the customer for the use of the vessel. Under our time charters, the hire rate or charter hire is payable monthly in advance in U.S. Dollars.

Hire payments may be reduced if the vessel does not perform to certain of its specifications, such as if the average vessel speed falls below a guaranteed speed or the amount of fuel consumed to power the vessel under normal circumstances exceeds a guaranteed amount.

Offhire. Under our time charters, when the vessel is “offhire” (or not available for service), the customer generally is not required to pay charter hire, and the shipowner is responsible for all costs. Prolonged offhire may lead to vessel substitution or termination of the time charter. A vessel generally will be deemed offhire if there is a loss of time due to, among other things:
•technical breakdowns; drydocking for repairs, maintenance or inspections; equipment breakdowns; or delays due to accidents, strikes, certain vessel detentions or operational issues;
•our failure to maintain the vessel in compliance with its specifications and contractual standards or to provide the required crew.
Management and Maintenance. Under our time charters, we are responsible for providing for the technical management of the vessel and for maintaining the vessel, periodic drydocking, cleaning and painting, and performing work required by regulations. We work with third-party technical managers Northern Marine Management (“NMM”) and PG Shipmanagement (“PGS”), as well as our own in-house technical management function to arrange for these services to be provided for all of our vessels. Please read “—Technical Management of the Fleet” for a description of the material terms of the technical management agreements.
Termination. Each of our time charters terminates automatically in the event of loss of the applicable vessel. In addition, we are generally entitled to suspend performance (but with the continuing accrual to our benefit of hire payments and default interest) under most of the time charters if the customer defaults in its payment obligations. Under most of the time charters, either party may also terminate the charter in the event of war in specified countries or in locations that could significantly disrupt the free trade of the vessel or if either party becomes a sanctioned entity.

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
Freight Rate. The freight rate refers to the basic payment by the customer for the movement of cargo. Under our voyage charters, the freight rate is typically payable upon discharge, in U.S. Dollars, as specified in the charter.
Management, Maintenance and Voyage Expenses. Under our voyage charters, we are responsible for the technical management of the vessel in the same manner as for time charters referred to above.

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

The classification society also undertakes, on request, other surveys and inspections that are required by the regulations and requirements of the flag state. These surveys are subject to agreements made in each case and/or to the regulations of the country concerned.

For maintenance of class, regular and extraordinary surveys of hull and machinery, including the electrical plant, and any special equipment are required to be performed as follows:
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

Class Renewal Surveys. Class renewal surveys (also known as special surveys), which require the vessel to enter drydock, are carried out on the ship’s hull and machinery, including the electrical plant, and on any special equipment classed at the intervals indicated by the character of classification for the hull, which for our vessels is typically every five years. During the special survey, the vessel is examined, including audio-gauging to determine the thickness of the steel structures. Should the thickness be found to be less than class requirements, the classification society could prescribe steel renewals. On vessels that are over 15 years old, substantial amounts of funds may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear. In lieu of the special survey, a shipowner has the option of arranging with the classification society for the vessel’s hull or machinery to be on a continuous survey cycle, in which every part of the vessel could be surveyed within a five-year cycle. At an owner’s application, the surveys required for class renewal may be split according to an agreed schedule to extend over the entire period of class. This process is referred to as continuous class renewal.

Commercial Management of the Fleet

Other than the vessels managed through the independent Unigas pool, we perform commercial management of all of our current vessels in-house through our wholly-owned subsidiary, Navigator Gas L.L.C., under the terms of individual management contracts between Navigator Gas L.L.C. and each of our vessel-owning subsidiaries. Commercial management includes all chartering services for our vessels and is provided by the Company’s wholly-owned subsidiaries, NGT Services (UK) Limited, and Navigator Gas Denmark ApS.

In addition, Navigator Gas Denmark ApS, has entered into bareboat contracts for 16 of our vessels with our vessel-owning subsidiaries. We perform commercial management for eight of these vessels in-house and eight are independently commercially managed by the Unigas Pool. On December 28, 2025, Happy Falcon was redelivered from the Unigas Pool and subsequently sold to an unrelated third party on January 28, 2026.

The five vessels owned by the Greater Bay Joint Venture are commercially managed by our wholly-owned subsidiary, NGT Services (UK) Limited and technically managed by the third party, PG Shipmanagement Pte Ltd ("PGS") based in Singapore.

Technical Management of the Fleet

We outsource the technical management for 19 vessels in our fleet to Northern Marine Manning Services ("NMM") and PGS, who are third-party technical management companies, under terms based on standard BIMCO ship management agreements, or the “technical management agreements.” We refer to NMM and PGS herein as our “technical managers.” We provide in-house technical management for 38 of our 57 current vessels through our wholly owned subsidiaries, Navigator Gas Shipmanagement Limited and Navigator Ship Management (Denmark) ApS. By managing some of our vessels in-house,we gain greater control over the management of our vessels and enhance safety, risk management, customer service, reliability and build strong relationships with our charterers whilst retaining outside comparatives through the appointment of the technical managers. Please see “Item 3—Key Information—Risk Factors—Risks Related to Our Business”.

Our wholly-owned technical manager subsidiaries are accredited with International Standards Organization (“ISO”) 14001 (Environmental Management System), ISO 9001 (Quality Management System) and ISO 45001 (Occupational Health & Safety) standards.

NMM is a wholly-owned subsidiary of Stena AB Gothenburg, formed in 1983 and located in Clydebank, Scotland and PGS is a Singapore-based technical manager, part of Pacific Gas (Hong Kong) Holdings Limited. Our technical managers are very well established and respected within the ship management community. Our technical managers have fully-owned crew recruitment agencies in major crew recruitment centers around the world and can provide us with high quality, competent officers and crews, to meet our crewing requirements. We believe our technical managers manage and continue to manage our vessels safely and properly in accordance with owners’ requirements, design parameters, flag state and classification society requirements, charter party requirements and the international safety management (“ISM”) code. We believe our technical managers are all accredited with ISO 9001, ISO 14001, and ISO 45001 standards.

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
•operate the vessels in accordance with the ISM Code and The International Ship and Port Facility Code (“ISPS Code”);
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
Fees and Expenses. As consideration for providing us with both technical and crewing management for our fleet, our third-party technical managers receive a management fee of approximately $0.2 million per vessel per year, payable in equal monthly installments in advance. We also pay for any expenses incurred in connection with operating our vessels.

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

Crewing

We have entered into crew management agreements with our outsourced technical managers for 19 of our 57 vessels and we provide crew management services in-house for 38 of our vessels through our wholly owned subsidiary, Navigator Ship Management (Denmark) ApS. Under the terms of the crew management agreements, we or our technical managers are responsible for arranging crews for our fleet and are required to, among other things:
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
Unless two months’ prior written notice of termination is given, the agreements are automatically extended. Crewing costs could be higher due to increased demand for qualified officers as the worldwide LNG and LPG carrier fleet continues to grow. Please read “Item 3—Key Information—Risk Factors—Risks Related to Our Business—A shortage of qualified officers or seafarers could make it more difficult to crew our vessels and increase our operating costs. If a shortage were to develop, it could impair our ability to operate and have an adverse effect on our business, financial condition and operating results”

The crewing management fee is included with the technical management fee referred to above. For some of our in-house technically managed vessels, NMM provides separate crew management agreements costing approximately $0.06 million per vessel per year.

We believe that the crewing arrangements ensure that our vessels are crewed with qualified and competent seafarers that have the licenses required by international regulations and conventions. Our vessels were crewed by approximately 1,800 seagoing staff throughout 2025.

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
War Risks Insurance. We also carry insurance policies covering war risks. Each vessel in our existing fleet has insurance for a total amount greater than what we believe to be its fair market value, with no deductible. When our vessels travel into certain hostile regions, we are required to notify our war risk insurance carrier and may incur an additional premium. These additional premiums are negotiated with insurers along with the annual premiums once a year and the cost is typically borne by the charterers, either by including it in freight or by rebilling it to them accordingly.
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

We believe that the heightened levels of environmental and quality concerns among insurance underwriters, regulators and charterers have led to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental concerns have created a demand for tankers that conform to stricter environmental standards. We will be required to maintain operating standards for all of our vessels that emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with applicable local, national and international environmental laws and regulations. We intend to assure that the operation of our vessels will continue to be in substantial compliance with applicable environmental laws and regulations and that our vessels will have all material permits, licenses, certificates or other authorizations necessary for the conduct of our operations. However, because such laws and regulations are frequently changed and may impose increasingly stricter requirements, we cannot predict the ultimate cost of complying with these requirements or the impact of these requirements on the resale value or useful lives of our vessels. In addition, a future serious marine incident that results in significant oil pollution or otherwise causes significant adverse environmental impact could result in additional legislation or regulation that could negatively affect our operating results or financial condition.

Navigator Gas Ship Management (Denmark) ApS, NMM and PGS has been successfully audited to the requirements outlined in ISO 45001:2018, the ISM code, ISO 9001:2015. NMM has also certified to the ISO 50001:2018 (energy efficiency) standard. In summary terms, ISO 14000 is a family of standards related to environmental management systems that exists to help organizations minimize how their operations negatively affect the environment; comply with applicable laws, regulations, and other environmentally oriented requirements; and continually improve environmental performance.
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

MARPOL 73/78 Annex VI “Regulations for the Prevention of Air Pollution,” or “Annex VI,” entered into force on May 19, 2005, and applies to all ships, fixed and floating drilling rigs and other floating platforms. Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from ship exhausts, emissions of volatile compounds from cargo tanks, incineration of specific substances, and prohibits deliberate emissions of ozone depleting substances. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for emission control areas (“ECAs”) to be established with more stringent controls on sulfur emissions. The certification requirements for Annex VI depend on size of the vessel and time of periodic classification survey. Ships with a displacement of more than 400 gross tons and engaged in international voyages involving countries that have ratified the conventions, or ships flying the flag of those countries, are required to have an International Air Pollution Certificate, or an “IAPP Certificate.” Annex VI came into force in the United States on January 8, 2009. As of December 31, 2025, all our ships have been issued IAPP Certificates. Ships operating in Emission Control Areas for Sulphur Oxides and Particulate Matter, such as the Mediterranean Sea, are now subject to strict mandatory measures to prevent, reduce, and control air pollution. This new ECA must comply with stricter sulphur content limits than those set by the global standard (0.10% mass by mass (m/m), compared with 0.50% m/m allowed outside SOx ECAs).

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

More stringent emission standards for sulfur and nitrogen oxide apply in the United States and Canadian coastal areas designated by the IMO’s MEPC, as discussed in the “—Clean Air Act” below. On March 26, 2010, the IMO designated waters off North American coasts as an ECA in which stringent emission standards could apply.

The first-phase fuel standard for sulfur in the North American ECA went into effect in 2012, and the second phase began in 2015. Further, on July 15, 2011, the IMO designated waters around Puerto Rico and the U.S. Virgin Islands as an ECA. The first-phase fuel standard for sulfur in the U.S. Caribbean ECA went into effect in 2014, and the second phase began in 2015. Beginning in 2016, stringent engine standards for nitrogen oxide became effective in both the North American ECA and the U.S. Caribbean ECA. U.S. air emissions standards have incorporated these amended Annex VI requirements. China has designated three ECAs at the Pearl River Delta, the Yangtze River Delta, and Bohai Bay. Beginning January 1, 2019, vessels operating within these areas were required to use fuels with no more than 0.5% sulfur. In December 2022, the IMO’s MEPC adopted amendments to MARPOL Annex VI establishing a Mediterranean ECA for sulfur that entered into force on May 1, 2024, with a 12-month grace period. As a result, effective May 1, 2025, the fuels of vessels in the Mediterranean ECA are required to meet the more stringent 0.1% sulfur limit. On October 4, 2024, the MEPC adopted amendments to MARPOL Annex VI establishing a Canadian Arctic ECA and a Norwegian Sea ECA anticipated to enter into force on March 1, 2026, and could require ships in these new ECAs to meet the lower sulfur limit. Additional or new conventions, laws, and regulations may be adopted that could require the installation of expensive emission control systems. The Mediterranean Sea officially became an Emission Control Area ("Med SOx ECA") under MARPOL Annex VI on 1 May 2025. The sulphur content in fuel oil for ships operating in the area is now limited to 0.1%, significantly reducing air pollution and delivering major benefits to both human health and the marine environment.

Ballast Water Management Convention. The IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments, or the “BWM Convention,” in February 2004. The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with a requirement for mandatory ballast water treatment. The BWM Convention entered into force on September 8, 2017; however IMO later decided to postpone the compliance date for existing vessels by 2 years, i.e. until the first renewal survey following September 8, 2019. Although the United States has not ratified the BWM Convention, it has implemented ballast water management requirements. As referenced below, the U.S. Coast Guard issued ballast water management rules on March 23, 2012, and the U.S. Environmental Protection Agency, or “EPA,” issued a five year Vessel General Permit (VGP) in March 2013 that contains numeric technology-based ballast water effluent limitations. The VGP program is in the process of being phased out and replaced with National Standards of Performance (NSPs) adopted by the EPA with implementation regulations, which will be adopted and enforced by the U.S. Coast Guard, under development. The 2013 VGP remains in effect pending such transition to NSPs. Except for one vessel, which has dispensation from the U.S. Coast Guard until the vessel's next dry dock, all our vessels have fully approved BWTS installed and commissioned.
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
Anti-Fouling Requirements. Anti-fouling systems, such as paint or surface treatment, are used to coat the bottom of vessels to prevent the attachment of molluscs and other sea life to the hulls of vessels. In 2001, the IMO adopted the International Convention on the Control of Harmful Anti-fouling Systems on ships, or the “Anti-fouling Convention.” The Anti-fouling Convention, which entered into force on September 17, 2008, prohibits the use of organotin compound coatings in anti-fouling systems after September 1, 2003 and the use of the biocide cybutryne after January 1, 2023. Ships are required to remove or apply a coating to anti-fouling systems containing cybutryne at the next scheduled renewal of the ship’s anti-fouling system after January 1, 2023 but no later than five years after the last application of an anti-fouling system that contained this biocide. Vessels of over 400 gross tons engaged in international voyages must obtain an International Anti-fouling System Certificate and undergo a survey before the vessel is put into service or when the anti-fouling systems are altered or replaced. We have obtained Anti-fouling System Certificates for all of our vessels and we do not believe that maintaining such certificates will have an adverse financial impact on the operation of our vessels.
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
Oil Pollution Act of 1990. The U.S. Oil Pollution Act of 1990, or “OPA 90,” established an extensive regulatory and liability regime for environmental protection and cleanup of oil spills. OPA 90 affects all owners and operators whose vessels trade with the United States or its territories or possessions, or whose vessels operate in the waters of the United States, which include the U.S. territorial waters and the two hundred nautical miles exclusive economic zone of the United States. OPA 90 may affect us because we carry oil as fuel and lubricants for our engines, and the discharge of these could cause an environmental hazard. Under OPA 90, vessel operators, including vessel owners, managers and bareboat or “demise” charterers, are “responsible parties” who are all liable regardless of fault, individually and as a group, for all containment and clean-up costs and other damages arising from oil spills from their vessels. These “responsible parties” could not be liable if the spill results solely from the act or omission of a third-party, an act of God, or an act of war. In addition to clean-up and containment costs, other damages for responsible parties are liable are defined broadly to include:
•natural resource damages and related assessment costs;
•real and personal property damages;
•net loss of taxes, royalties, rents, profits, or earnings capacity;
•net cost of public services necessitated by a spill response, such as protection from fire, safety, or health hazards; and
•loss of subsistence use of natural resources.

Effective March 23, 2023, the U.S. Coast Guard adjusted the limits of OPA liability to the greater of $2,500 per gross ton or $21.5 million for any double-hull tanker that is over 3,000 gross tons which is relevant to the Alma Maritime carriers. These limits of liability do not apply, however, where the incident is caused by a violation of applicable U.S. federal safety, construction, or operating regulations, or by the responsible party’s gross negligence or willful misconduct. These limits likewise do not apply if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the substance removal activities. This limit is subject to possible adjustment for inflation. OPA 90 specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for the discharge of pollutants within their waters. In some cases, states, which have enacted their own legislation, have not yet issued implementing regulations defining shipowners’ responsibilities under these laws. We believe that we are in substantial compliance with OPA 90 and all applicable state regulations in the ports where our vessels call. OPA 90 requires owners and operators of vessels to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet the limit of their potential strict liability under OPA 90. Under the regulations, evidence of financial responsibility may be demonstrated by insurance, surety bond, self-insurance, or guaranty. Under OPA 90 regulations, an owner or operator of more than one vessel is required to demonstrate evidence of financial responsibility for the entire fleet in an amount equal only to the financial responsibility requirement of the vessel having the greatest maximum liability under OPA 90. Each of our ship-owning subsidiaries that have vessels trading in U.S. waters has applied for and obtained from the U.S. Coast Guard National Pollution Funds Center, three-year certificates of financial responsibility, or “COFRs,” supported by guarantees which we purchased from an insurance-based provider. We believe that we will be able to continue to obtain the requisite guarantees and that we will continue to be granted COFRs from the U.S. Coast Guard for each of our vessels that is required to have one.

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

In December 2018, the Vessel Incidental Discharge Act (VIDA) was signed into law and restructured the EPA and the U.S. Coast Guard programs for regulating incidental discharges from vessels. Rather than requiring CWA permits, the discharges are regulated under a new CWA Section 312(p) establishing Uniform National Standards for Discharges Incidental to Normal Operation of Vessels. Under VIDA, VGP provisions and existing U.S. Coast Guard regulations are to be phased out and replaced with National Standards of Performance (NSPs) to be developed by EPA and implemented and enforced by the U.S. Coast Guard. The EPA rule promulgating these NSPs was published October 9, 2024, with an effective date of November 8, 2024. However, the NSPs will not become final, effective and enforceable until the corresponding U.S. Coast Guard regulations that address the implementation, compliance and enforcement of these EPA standards have been developed and become final, effective and enforceable. The required U.S. Coast Guard implementing regulations are under development. The EPA NSPs apply to discharges incident to the normal operation of non-Armed Forces, non-recreational vessels and include general discharge standards of performance, covering general operation and maintenance, biofouling management, and oil management, and specific discharge standards applicable to specified pieces of equipment and systems. As required by VIDA, EPA’s discharge standards of performance are at least as stringent as the requirements of the 2013 VGP, with limited exceptions. The scheduled expiration date of the 2013 VGP was December 18, 2018, but under VIDA the provisions of the VGP will remain in place until the new regulations are in place.

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

In February 2016, the U.S. Coast Guard issued a rule amending the Coast Guard’s ballast water management recordkeeping requirements to require vessels with ballast tanks operating exclusively on voyages between ports or places within a single Captain of the Port zone to submit an annual report of their ballast water management practices. Further, under the amended requirements, vessels may submit their reports after arrival at the port of destination before arrival. As discussed above, under VIDA, existing U.S. Coast Guard ballast water management regulations will be phased out and replaced with NSPs adopted by the EPA in 2024, which take effect once implementing regulations, to be adopted and enforced by the U.S. Coast Guard are in place.
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
European Union Regulations. The European Union has also adopted legislation that could: (1) ban manifestly sub-standard vessels (defined as those over 15 years old that have been detained by port authorities at least twice in six months) from European waters and create an obligation of port states to inspect vessels posing a high risk to maritime safety or the marine environment; and (2) provide the European Union with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of negligent societies.

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

As of January 1, 2013, all new ships must comply with mandatory requirements adopted by the MEPC of IMO in July 2011 in part to address greenhouse gas emission. These requirements add energy efficiency standards through an Energy Efficiency Design Index (EEDI). IMO’s Greenhouse Gas Working Group agreed on these guidelines to require all ships to develop and implement a Ship Energy Efficiency Plan, or SEEMP. The regulations apply to all ships of 400 tonnes gross tonnage and above. The IMO also adopted a mandatory requirement in October 2016 that ships of 5000 gross tonnage and above record and report their fuel oil consumption. The requirement entered into force on March 1, 2018. These rules will likely affect the operations of vessels that are registered in countries that are signatories to MARPOL Annex VI or vessels that call upon ports located within such countries. In November 2020, the MEPC adopted further amendments to MARPOL Annex VI intended to significantly strengthen the EEDI “phase 3” requirements. These amendments accelerate the entry into effect date of phase 3 from 2025 to 2022 for several ship types, including gas carriers, general cargo ships and LNG carriers and require new ships built from that date to be significantly more energy efficient. The MEPC also is looking into the possible introduction of a phase 4 of EEDI requirements. The IMO is also considering the development of a market-based mechanism for greenhouse gas emissions from ships. At the October 2016 Marine Environmental Protection Committee session, the IMO adopted a roadmap for developing a comprehensive IMO strategy on reduction of GHG emissions. In April 2018, the MEPC adopted an initial strategy designed to reduce the emission of greenhouse gases from vessels, including short-term, mid-term and long-term candidate measures with a vision of reducing and phasing out greenhouse gas emissions from vessels as soon as possible in the 21st Century and to reduce the total annual GHG emissions by at least 50% by 2050 compared to 2008. The MEPC had indicated that it was targeting revising and strengthening its initial strategy in mid-2023. In June 2021, the MEPC adopted amendments to MARPOL Annex VI that entered into force November 1, 2022 and establish an enforceable regulatory framework to reduce GHG emissions from international shipping, consisting of technical and operational carbon reduction measures. These measures include use of an Energy Efficiency Existing Ship Index, or EEXI, an operational Carbon Intensity Indicator, or CII and an enhanced SEEMP to drive carbon intensity reductions. A vessel’s attained EEXI will be calculated in accordance with values established based on type and size category, which compares the vessels’ energy efficiency to a baseline. A vessel will then be required to meet a specific EEXI based on a required reduction factor expressed as a percentage relative to the EEDI baseline. Under the MARPOL VI amendments, vessels with a gross tonnage of 5,000 or greater must determine their required annual operational CII and their annual carbon intensity reduction factor needed to ensure continuous improvement of the vessel’s CII. On an annual basis, the actual annual operational CII achieved must be documented and verified against the vessel’s required annual operational CII to determine the vessel’s operational carbon intensity rating on a performance level scale of A (major superior) to E (inferior). The performance level could be required to be recorded in the vessel’s SEEMP. A vessel with an E rating, or three consecutive years of a D (minor inferior) rating, will be required to submit a corrective action plan showing how the vessel could achieve a C (moderate) rating. The requirements for EEXI and CII certification included in the MARPOL Annex VI amendments took effect January 1, 2023, which means the first annual reporting was completed in 2023 and the first rating given in 2024. This regulatory approach is consistent with the IMO GHG Strategy target of a 40% carbon intensity reduction for international shipping by 2030, as compared to 2008.

The IMO Initial GHG Strategy contemplated the adoption of a revised strategy in 2023. This revised strategy, the 2023 IMO Strategy on Reduction of GHG Emissions from Ships (“2023 IMO GHG Strategy”), was adopted by the MEPC on July 7, 2023. The 2023 IMO GHG Strategy includes as a goal attaining net-zero GHG emissions from international shipping by or around 2050, promotes the uptake of alternative zero and near-zero GHG emissions technologies, fuels and/or energy sources by 2030, and identifies as indicative checkpoints a level of ambition at least a 20% reduction, compared to 2008, in total annual GHG emissions from international shipping by 2030 and at least a 70% reduction by 2040, striving for reductions of 30% by 2030 and 80% by 2040. The 2023 IMO GHG Strategy contemplates adoption of an updated strategy in 2028 and called for the adoption of mid-term GHG reduction measures by 2025 and the development, finalization and agreement on possible long-term GHG reduction measures as part of the 2028 strategy review. In furtherance of the 2023 IMO GHG Strategy, in April 2025, a draft IMO Net-Zero Framework, which could amend MARPOL Annex VI, was approved in principle by member states and relevant committees, but in October 2025 the MEPC adjourned further negotiations and agreed to reconvene in 2026 to finalize outstanding draft amendments and implementation plans for the 2023 Strategy, with the earliest anticipated entry into force of
54 the amendments being March 2028. Shortly before the October 2025 MEPC meeting, the U.S. Secretary of State, U.S. Secretary of Energy and U.S Secretary of Transportation issued a joint statement on behalf of the Trump Administration rejecting the IMO Net-Zero Framework proposal. The IMO Net-Zero Framework could establish a new global marine fuel standard providing for a phased reduction of GHG fuel intensity (“GFI”) and a new global economic measure/pricing mechanism requiring ships that emit above GFI thresholds to acquire “remedial units” to balance any deficit emissions and allowing ships using zero or near-zero GHG technologies to be eligible to earn “surplus units,” which could be banked and used in the future or sold for use by other ships. Remedial units could be secured from surplus units banked by the ship or transferred from other ships or acquired through contributions to a new “IMO Net-Zero Fund”.

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

In the United States, the EPA issued a final finding in 2009 that greenhouse gases threaten public health and safety, which is known as the endangerment finding, and has promulgated regulations under the Clean Air Act that control the emission of greenhouse gases from mobile sources, but not from marine shipping vessels and their engines and fuels. On March 12, 2025, the EPA Administrator announced that EPA could be formally reconsidering its 2009 endangerment finding in collaboration with other federal agencies and that it intends to reconsider all prior EPA regulations relying on the endangerment finding. To this end, on August 1, 2025, the EPA published a proposal to reconsider and rescind the 2009 EPA endangerment finding. Nonetheless, it is possible that individual states, and in the future, the EPA, may decide to regulate greenhouse gas emissions from marine shipping vessels and their engines and fuels these sources. For example, the California Air Resources Board has adopted regulations, known as the 2020 At Berth Regulations. As of January 1, 2025, tanker vessels that visit the Ports of Los Angeles or Long Beach, California and, as of January 1, 2027, all other tanker vessels visiting California ports are subject to the 2020 At Berth Regulations, which impose emission control requirements.

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

As of January 2024, all ships exceeding 5,000 gross tons engaged in voyages to, from, or between European Economic Area (EEA) ports must comply with EU ETS obligations. The system initially covered CO₂ emissions, with methane (CH₄) and nitrous oxide (N₂O) emissions included beginning in 2026.

Shipping companies must procure allowances for a portion of their emissions, starting at 40% in 2024, increasing to 70% in 2025, and reaching full coverage (100%) by 2026. This expansion aims to reduce the maritime sector's significant contribution to global CO₂ emissions and incentivize cleaner technologies.

We are actively participating in the carbon market to procure allowances necessary to meet our obligations. Participation in the EU ETS aligns with our commitment to sustainability and reducing our carbon footprint, as outlined in our corporate ESG strategy.
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

The U.S. Coast Guard regulations, intended to align with international maritime security standards, exempt non-U.S. vessels from obtaining U.S. Coast Guard-approved Maritime Transportation Security Act of 2022 vessel security plans provided such vessels have on-board an International Ship Security Certificate, or “ISSC,” that attests to the vessel’s compliance with SOLAS security requirements and the ISPS Code.

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

The Convention creates a regime of liability and compensation for damage from hazardous and noxious substances, or “HNS.” The 2010 HNS Convention sets up a two-tier system of compensation composed of compulsory insurance taken out by shipowners and an HNS Fund which comes into play when the insurance is insufficient to satisfy a claim or does not cover the incident. Under the 2010 HNS Convention, if damage is caused by bulk HNS, claims for compensation will first be sought from the shipowner up to a maximum of 100 million Special Drawing Rights, or “SDR,” which was equivalent to $138 million U.S. Dollars as of January 31, 2016. SDRs are supplementary, foreign exchange reserve assets created and maintained by the International Monetary Fund, or “IMF,” based upon a basket of currencies (consisting of the Euro, Chinese yuan, Japanese yen, Pound Sterling and U.S. Dollar). The SDR basket is reviewed every five years, or earlier if warranted, to ensure that the basket reflects the relative importance of currencies in the world’s trading and financial systems. SDRs are not a currency, but instead represent a claim to currency held by IMF member countries for which SDRs may be exchanged. Monetary values and limits in many international maritime treaties are expressed in terms of SDRs. As of December 31, 2025, the exchange rate was 1 SDR equal to 1.34 U.S. Dollars. If the damage is caused by packaged HNS or by both bulk and packaged HNS, the maximum liability is 115 million SDR (equivalent to approximately $154.1 million U.S. Dollars as of December 31, 2025). Once the limit is reached, compensation will be paid from the HNS Fund up to a maximum of 250 million SDR (equivalent to approximately $335 million U.S. Dollars as of December 31, 2025). The 2010 HNS Convention has not been ratified by a sufficient number of countries to enter into force, and we cannot estimate the costs that may be needed to comply with any such requirements that may be adopted with any certainty at this time.
In-House Inspections. We, NMM and PGS carry out inspections of the ships under management regularly; to verify conformity with managers’ reports on upkeep and maintenance. The result of these inspections, which are conducted both in port and underway, is a report containing action items and recommendations for improvements to the overall condition of the vessel, maintenance, safety and crew welfare. The vessels we manage in-house are inspected regularly to verify their condition and that upkeep, maintenance, crewing standards and welfare comply with the requirements of our Safety Management System. The same inspection regime is used by NMM and PGS and are audited on an annual basis.

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

A significant proportion of our handysize liquefied gas carriers are contracted on 12-month or shorter time charters. We face competition for the employment of our vessels when these charters expire and for the employment of those vessels which trade on the spot market. Competition for mid- or longer-term charters is based primarily on experience and reputation for customer service, reliability, quality operations and safety, the experience and technical capability of the crews, the vessel’s efficiency, operational flexibility and physical life, and the competitiveness of the bid in terms of overall price.

Our existing fleet had an average age of 12.4 years as of December 31, 2025, compared to an average age of 11.7 years as of December 31, 2024. We believe that our relatively young fleet positions us well to compete in terms of our vessels meeting the strategic and operational needs of our customers. We own and operate the largest fleet in the handysize segment, which, in our view, enhances our position relative to our competitors. While there are some barriers to entry for operating liquefied gas carriers, including the complexity of operating semi-refrigerated gas carriers that constantly require switching between cargo types, crew expertise, and the availability of finance, new entrants have entered the market over the last number of years.

We believe that the market for obtaining new charters will continue to be highly competitive for the foreseeable future. However, we believe that our reputation, the reliability we strive to provide to our customers, the experience of the crews that service our vessels and the age and technical ability of our versatile fleet will provide us with a competitive advantage, both within the handysize segment and across the broader liquefied gas carrier industry.

Employees

We had 175 shore based employees as of December 31, 2025, compared to 175 shore based employees at the end of December 31, 2024. We also had approximately 1,800 crew onboard our vessels at each of those dates. We consider our employee relations to be good.

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

Exchange Controls

Under the Republic of the Marshall Islands law, there are no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of distributions, interest or other payments to non-resident and non-citizen shareholders.

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

Taxation of Operating Income. Substantially all of our gross income for 2025 was, and we expect that a significant proportion of our future gross income will be, attributable to the transportation of liquid petroleum gas, petrochemicals and related products. Gross income that is attributable to such transportation that either begins or ends, but that does not both begin and end, in the United States, or “U.S. Source International Transportation Income,” is considered to be 50% derived from sources within the United States, and such U.S. source portion may be subject to U.S. federal income tax as described below.

Gross income attributable to transportation that both begins and ends in the United States, or “U.S. Source Domestic Transportation Income,” is considered to be 100% derived from sources within the United States and generally is subject to U.S. federal income tax on a net basis.

Gross income attributable to transportation exclusively between non-U.S. destinations is considered to be 100% derived from sources outside the United States and generally is not subject to U.S. federal income tax. We are not permitted by law to engage in transportation that gives rise to U.S. Source Domestic Transportation Income. However, certain of our activities give rise to U.S. Source International Transportation Income, and we may in the future expand our operations in the United States, which could increase the amount of our U.S. Source International Transportation Income, and such income generally could be subject to U.S. federal income taxation unless the exemption from U.S. taxation under Section 883 of the Code, or the “Section 883 Exemption,” applies.
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
We are organized under the laws of the Republic of the Marshall Islands, which is a jurisdiction that the U.S. Treasury Department has recognized as granting an Equivalent Exemption with respect to the type of U.S. Source International Transportation Income we earn. Provided we satisfy the Publicly Traded Test and the Substantiation Requirement, which we believe we will be able to satisfy, our U.S. Source International Transportation Income (including for this purpose, any such income earned by our subsidiaries) will be exempt from U.S. federal income taxation.
From the 2014 taxable year through the 2025 taxable year, we believe that we satisfied the requirements of the Section 883 exemption, including the Publicly Traded Test, and therefore we were not subject to U.S. federal income taxation on our U.S. Source International Transportation Income. For future taxable years, we believe we will be able to satisfy the Publicly Traded Test, provided we satisfy the listing and trading volume requirements described previously and the Closely Held Block Exception does not apply for such years.
The Section 883 Exemption - The Public Traded Test. In order for a non-U.S. corporation to meet the Publicly Traded Test, its equity interests must be “primarily traded” and “regularly traded” on an established securities market either in the United States or in a jurisdiction outside the United States that grants an Equivalent Exemption. The Section 883 Regulations provide that equity interests in a non-U.S. corporation will be considered to be “primarily traded” on an established securities market in a given country if, with respect to the class or classes of equity relied upon to meet the “regularly traded” requirement described below, the number of shares of each such class that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in such class that is traded during that year on established securities markets in any other single country.

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

Even if a class of equity satisfies the foregoing requirements, and thus generally could be treated as “regularly traded” on an established securities market, an exception may apply to cause the class to fail the regularly traded test if, for more than half of the number of days during the taxable year, one or more 5% shareholders (i.e., shareholders owning, actually or constructively, at least 5% of the vote and value of that class) own in the aggregate 50% or more of the vote and value of the class (which we refer to as the “Closely Held Block Exception”). For purposes of identifying its 5% shareholders, a corporation is entitled to rely on Schedule 13D and Schedule 13G filings made with the SEC. The Closely Held Block Exception does not apply, however, in the event the corporation can establish that a sufficient proportion of such 5% shareholders are Qualified Shareholders (as defined below) so as to preclude 5% shareholders who are not Qualified Shareholders from owning 50% or more of the value of that class for more than half the days during the taxable year. For this purpose, Qualified Shareholders include:
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

According to Schedule 13D and Schedule 13G filings with the SEC, as of December 31, 2025, 5% shareholders own, in the aggregate, more than 50% of the total vote and value of our common stock. Assuming such 5% shareholders continue to be 5% shareholders and continue to own 50% or more of our common stock for the foreseeable future, the Closely Held Block Exception generally could cause us to fail the regularly traded requirement of the Publicly Traded Test for the current and future taxable years. However, we intend to obtain ownership statements that we believe will establish that a sufficient proportion of our 5% shareholders are ultimately owned by Qualified Shareholders so as to cause the Closely Held Block Exception not to apply for the foreseeable future.

Notwithstanding our current expectations, additional persons that are not Qualified Shareholders may become 5% shareholders at any time. If 50% or more of our common stock were held by 5% shareholders (other than Qualified Shareholders) for more than half of the days of the current or any future year, we likely could not qualify for an exemption under Section 883 for such taxable year, due to the Closely Held Block Exception. Because qualification for the Section 883 Exemption depends upon factual matters that are subject to change and are outside of our control, there can be no assurance that we will be able to satisfy the Publicly Traded Test for the current or any future taxable year. Please see “—The Net Basis Tax and Branch Profits Tax” and “—The 4% Gross Basis Tax” below for a discussion of the consequences in the event we do not satisfy the Publicly Traded Test or otherwise fail to qualify for the Section 883 Exemption.

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

Based on our current and projected methods of operation, we do not believe that any of our U.S. Source International Transportation Income will be treated as Effectively Connected Income. However, there is no assurance that we will not earn substantial amounts of income from regularly scheduled transportation or bareboat charters attributable to a fixed place of business in the United States (or earn income from other activities within the territorial seas of the United States) in the future, which could result in such income being treated as Effectively Connected Income if the Section 883 Exemption does not apply.

Any income we earn that is treated as Effectively Connected Income, net of applicable deductions, could be subject to U.S. federal corporate income tax (generally at a rate of 21%). In addition, a 30% branch profits tax could be imposed on any income we earn that is treated as Effectively Connected Income, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid by us in connection with the conduct of our U.S. trade or business.

On the sale of a vessel that has produced Effectively Connected Income, we could be subject to the net basis U.S. federal corporate income tax as well as branch profits tax with respect to any gain recognized up to the amount of certain prior deductions for the depreciation that reduced Effectively Connected Income. Otherwise, we could not be subject to U.S. federal income tax with respect to any gain realized on the sale of a vessel, provided the sale is considered to occur outside of the United States under general U.S. federal income tax principles. In general, the sale of a vessel will be considered to occur outside of the United States for this purpose if title to the vessel, and risk of loss with respect to the vessel, pass to the buyer outside the United States. It is expected that any sale of a vessel by us will be considered to occur outside the United States.
As noted above, the Ethylene Export Terminal on the U.S. Gulf Coast, which initially became operational in 2019, generated a portion of our gross income for 2025 from its operations. Our U.S. corporate subsidiary that owns our interest in the Ethylene Export Terminal is subject to U.S. federal income tax (generally at a rate of 21%) on its 50% share of any net income from the Ethylene Export Terminal, and U.S. withholding tax generally will apply to dividends paid by such U.S. corporate subsidiary to its shareholder (subject to any tax treaty provisions that may apply).

The 4% Gross Basis Tax. If the Section 883 Exemption does not apply and the Net Basis Tax does not apply, we will be subject to a 4% U.S. federal income tax on the U.S. source portion of our gross U.S. Source International Transportation Income, without the benefit of deductions. Under the sourcing rules described above under “—Taxation of Operating Income,” 50% of our U.S. Source International Transportation Income could be treated as being derived from U.S. sources.
Republic of the Marshall Islands Taxation. Certain of our vessel-owning subsidiaries are companies incorporated in the Republic of the Marshall Islands. We believe that because we and our controlled affiliates do not, and do not expect to (and assuming they continue not to), carry on business or conduct transactions or operations in the Republic of the Marshall Islands, neither we nor our controlled affiliates will be subject to income, capital gains, profits, or other taxation under current Republic of the Marshall Islands law. As a result, distributions by our controlled affiliates will not be subject to Republic of the Marshall Islands taxation.
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
United Kingdom Taxation. A number of our subsidiaries are U.K. incorporated companies and are subject to U.K. corporation tax. If we and any of our controlled affiliates not incorporated in the U.K ensure that our central management and control is exercised outside of the United Kingdom, and we do not otherwise create a U.K. permanent establishment by carrying on business in the U.K, we believe we should not become subject to U.K. corporation tax. Where a company’s central management and control is exercised is a question of fact to be decided in accordance with the particular circumstances of each company. Similarly, diverted profits tax, which was introduced in the U.K to counter arrangements where profits are diverted to fall outside of the charge to U.K. corporation tax, could become a future risk. However, any distributions paid by our U.K. subsidiaries will not be subject to U.K. taxation as the U.K. does not levy withholding tax on dividends.
Singapore Taxation. Falcon Funding PTE Ltd is a Singaporean service company and is subject to Singaporean tax.

Indonesia Taxation. PT Navigator Khatulistiwa (“PTNK”) is an Indonesian limited liability company and a joint venture, of which 49% of the voting and dividend rights are owned by our wholly owned subsidiary, and 51% of such rights are owned by Indonesian limited liability companies. Whilst our wholly owned subsidiary owns 49% of PTNK’s common stock, it owns all of its debt, has overall control, and owns all economic interests in the residual net assets of PTNK. PTNK was subject to Indonesian freight tax on all its gross shipping transportation revenue at a rate of 1.2% when vessels were performing Indonesian cabotage, and 2.64% in the event a vessel performed an international voyage. Dividends paid by PTNK are expected to be subject to a 10% Indonesian withholding tax.
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

The lease term for our office in London, U.K. commenced in January 2022 and is for a period of 10 years with a break option in February 2027 (the "Break Option"), on the fifth anniversary of the lease commencement date. It is a requirement under lease that the Break Option be declared 12 months in advance, and in January 2026 the Company agreed not to declare the Break Option in return for the removal of an upward-only rent review clause in the lease in relation to the second five-year period of the lease. The gross rent (excluding services charges and business rates) per year for our office lease is approximately $1.2 million.

The long-lease term for our office in Copenhagen, Denmark commenced in September 2021 and expired in December 2025 however we continue to lease the office on a 6-month rolling-basis. The gross rent per year for our office lease is approximately $0.2 million.

The lease term for our office in Gdynia, Poland was renewed during 2024 and now expires on March 30, 2029. The gross rent per year is approximately $0.1 million.

The lease term for our office in Houston, U.S. commenced on 1 April, 2025 and is for a period of 43 months. The gross rent per year for our office lease is approximately $0.1 million.

The lease term for our office in Manila, Philippines commenced in July 2025 and expires in June 2028. The gross rent per year for our office lease is approximately $0.1 million.

Item 4A.	Unresolved Staff Comments
None.

Item 5	Operating and Financial Review and Prospects

A.	Operating Results
You should read the following discussion of our financial condition and operating results in conjunction with our audited consolidated financial statements and related notes included elsewhere in this annual report. Among other things, those consolidated financial statements include more detailed information regarding the basis of presentation for the following information. The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles, or “U.S. GAAP,” and are presented in U.S. Dollars unless otherwise indicated. Any amounts converted from another non-U.S. currency to U.S. Dollars in this annual report were converted at the rate applicable at the relevant date, or the average rate during the applicable period.
Overview

On December 31, 2025 we were the owner and operator of 57 liquefied gas carriers, which includes the world’s largest fleet of handysize liquefied gas carriers. We also own a 50% share in an Ethylene Export Terminal at Morgan’s Point, Texas on the Houston Ship Channel through our Export Terminal Joint Venture. We provide international and regional seaborne transportation services of petrochemical gases, LPG and ammonia for energy companies, industrial users and commodity traders. These gases are transported in liquefied form, by applying cooling and/or pressure, to reduce volume by up to 900 times depending on the cargo, making their transportation more efficient and economical.

We operate in one business segment. As of December 31, 2025, we owned and operated 57 vessels, eight of which were commercially managed through the independent Unigas Pool, and we commercially managed the other 49 vessels employing them under a combination of time charters, COA’s and voyage charters on the spot market. As of December 31, 2025, 29 vessels were employed under time charters (December 31, 2024: 32 vessels), one was employed under a contract of affreightment (December 31, 2024: one vessel) and 19 were employed in the spot market (December 31, 2024: 14 vessels). Our 49 operated vessels earned an average time charter equivalent rate of approximately $30,110 per vessel per day ($915,832 per vessel per calendar month) during the year ended December 31, 2025, compared to approximately $28,826 per vessel per day ($876,776 per vessel per calendar month) for the year ended December 31, 2024.

Our Ethylene Export Terminal, owned by the Export Terminal Joint Venture, includes an ethylene cryogenic storage tank with a capacity of 30,000 tons, and has the capacity to export approximately 1.55 million tons of ethylene per year and load ethylene-capable gas carriers at rates of 1,000 tons per hour. Since January 2026, two new offtake contracts related to the Ethylene Export Terminal’s available ethylene volumes have been signed by new customers, and we continue to expect that additional capacity will be contracted during 2026. Until further offtake contracts are signed, volumes will be sold and made available on a spot contract basis.

Fleet Renewal

On August 23, 2024, the Company entered into contracts to build the Original Two Newbuild Vessels. As part of the agreements then made, the Company held an option to build two additional vessels of the same specification and price. On November 21, 2024, the Company exercised the option and entered into contracts to build the Additional Two Newbuild Vessels. The total Four Ethylene Newbuild Vessels are scheduled to be delivered to the Company in March 2027, July 2027, November 2027 and January 2028 respectively, at an average shipyard price of $102.9 million per vessel. The Four Ethylene Newbuild Vessels will be able to carry a wide variety of gas products, ranging from complex petrochemical gases, including ethylene and ethane, to LPG and clean ammonia. Additionally, the Four Ethylene Newbuild Vessels will be fitted with dual-fuel engines for ethane, a low-carbon intensity transitional fuel, and made retrofit-ready for using ammonia as a fuel in the future, and additionally they will be capable of transiting through both the former and the new Panama Canal locks, providing enhanced flexibility.

The Company expects to finance the cost of the Four Ethylene Newbuild Vessels using debt and cash on hand, and the Company is well-progressed with arranging such third-party debt finance for all of the four vessels. The Company has signed a short-term time charter contract for one of its Four Ethylene Newbuild Vessels.

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

On February 7, 2025, the Company entered into a $74.6 million Senior Secured Term Loan (the “February 2025 Facility”) with Nordea Bank Abp, to partially finance the purchase price of the three Purchased Vessels and used cash on hand to pay the remainder of the purchase price. The February 2025 Facility is initially non-amortizing, bears interest at a rate of Term SOFR plus 180 basis points and matures after 18 months. At that time, the borrower has an option to extend the February 2025 Facility for a further 18 months on payment of a $25 million balloon. Should the borrower take the extension option the February 2025 Facility will become amortizing with repayments made on the basis of an age-adjusted 20 to 0 years repayment profile and bear interest at Term SOFR plus 180 basis points.

On July 17, 2025, the Company announced that it had entered into a joint venture agreement with Amon Gas. The Amon Joint Venture intends to acquire two newbuild 51,530 cubic-meter capacity ammonia-fueled, ice-class, liquefied ammonia carriers, which will also be capable of carrying liquefied petroleum gas ("the Two Ammonia Newbuild Vessels"). On December 31, 2025, the Company owned 61% of the Amon Joint Venture, and Amon Gas owned 39%. Under the terms and conditions of the investment, the Company expects to own 79.5% of the Amon Joint Venture and Amon Gas expects to own 20.5% when the vessels are delivered in 2028.

The Amon Joint Venture has entered into contracts with Nantong CIMC Sinopacific Offshore & Engineering Co., Ltd. to build the Two Ammonia Newbuild Vessels, with deliveries scheduled to take place in June and October 2028 respectively, at an average yard price of $87 million per vessel. Each of the Two Ammonia Newbuild Vessels has been awarded a NOK 90 million (approx. $9 million) investment grant from the Norwegian government agency Enova to be drawn down in accordance with the agreed terms over the course of the vessels' construction period. In addition to the Enova Grant, it is expected that the Amon Joint Venture will finance the remainder of the purchase price of the Two Ammonia Newbuild Vessels through commercial bank finance, with the remainder sourced from capital contributions from the Company and Amon Gas. The Company expects to finance its share of the capital contributions from available cash resources.

Once delivered, subject to customary conditions, each of the Two Ammonia Newbuild Vessels is expected to be operated by the Amon Joint Venture pursuant to a five-year time charter with Yara International ASA ("Yara").

During 2025, the Company sold two vessels, Navigator Venus, a 2000-built 22,085 cbm ethylene-capable semi-refrigerated handysize vessel and Navigator Gemini, a 2009-built 20,750 cbm semi-refrigerated handysize vessel.

Legal Overview

The Company in 2026 intends to seek shareholder approval in connection with a potential change in its corporate domicile from the Marshall Islands to England and Wales (the “Company Redomiciliation”). In connection with the Company Redomiciliation, the Company also has plans to redomicile various of its subsidiaries to England and Wales and / or Denmark and has formed new English and Danish subsidiaries and plans to move applicable assets of its various subsidiaries to the newly formed entities (the “Subsidiary Redomiciliations” and, together with the Company Redomiciliation, the “Redomiciliations”). The Company expects that the Redomiciliations will better align the Company’s corporate structure with its current and future business activities and financing plans. Our Board of Directors (the “Board”) has not yet approved the Company Redomiciliation, which will also need to be put before a meeting of the Company’s shareholders. If shareholder approval of the Company Redomiciliation is received and the Redomiciliations are ultimately completed, we do not expect that the Redomiciliations will have a material impact on our employees, our day-to-day business and operations, or our services to customers. We do not yet know when the Company Redomiciliation will be presented to the Company's shareholders, if at all. However, we have been working to present the matter to the Company's shareholders at our next Annual General Meeting, which we expect to take place in or around June 2026.Nothing in this report should be construed as an offer to sell, or the solicitation of an offer to buy, any securities in connection with the potential Redomiciliations, nor an agreement or promise that any redomiciliation will occur, nor is it a solicitation of any vote, consent or approval in connection with the potential Company Redomiciliation.

If the planned Company Redomiciliation is not completed on the expected schedule, or if the planned Company Redomiciliation is not completed at all, trading in our common stock could be negatively affected. The market prices of our common stock currently and in the period prior to completion of the Company Redomiciliation (or failing to complete the Company Redomiciliation) may reflect a market assumption that the Company Redomiciliation will be completed. If the Company Redomiciliation is not completed, this could result in a negative perception by the stock market of the Company generally and a decline in the market price of our common stock.

In February 2025, as part of an investigation into allegations of corruption, Muhamad Kerry Adrianto and certain other business partners and executives of PT Pertamina (Persero), Indonesia's state-owned energy company (“Pertamina”), were arrested by Indonesian authorities. The allegations relate to the mismanagement of crude oil and oil refinery products at Pertamina between 2018 and 2023. The legal proceedings linked with the investigation by local authorities relating to nine individuals concluded in February 2026, with all nine defendants being found guilty. Mr. Adrianto was given a custodial sentence of 15 years, a fine of around $60,000 and an order to pay compensation of approximately $173 million. On March 5, 2026, Mr. Adrianto lodged an appeal to his sentence with the High Court in Indonesia and we continue to monitor developments.

Mr Adrianto served as a director of PTNK, our Indonesian joint venture, until September 2025 when he was replaced as a director of PTNK.

We continue to believe that the events surrounding Mr. Adrianto will not have a material impact on the Company or our operations.

Separately and following the natural cessation of the Company's PTNK business in Indonesia on expiry of the last remaining time charter contract on February 15, 2025, Navigator Aries was sold to an entity under common control of the Company on October 1, 2025, in order to continue operating within the group's ordinary fleet. On January 6, 2026, Navigator Pluto was sold to an entity under common control of the Company in order to continue operating within the group's ordinary fleet. On December 31, 2025, two unencumbered vessels in our fleet and approximately $39.5 million cash, which is recorded as restricted cash, were owned by PTNK. The vessels were previously on time charter for the transportation of liquefied petroleum gas within Indonesia, the last and most recent of which expired by its terms in February 2025.

Vessel Contracts

We generate revenue by providing seaborne transportation services to customers pursuant to the following five types of contractual relationships:
Time Charters. A time charter is a contract under which a vessel is chartered for a defined period of time at a fixed daily or monthly rate. Under time charters, we are responsible for providing crewing and other vessel operating services, the cost of which is intended to be covered by the fixed rate, while the customer is responsible for substantially all of the voyage expenses, including any bunker fuel consumption, port expenses and canal tolls. 10 of our 29 time charters at December 31, 2025 are for charters exceeding 12 months. For the year ended December 31, 2025 approximately 66.9% of our revenue was generated pursuant to time charters, compared to approximately 65.8% for the year ended December 31, 2024.
Voyage Charters. A voyage charter or spot charter is a contract, typically for shorter intervals, for transportation of a specified cargo between two or more designated ports. This type of charter is priced on a current or “spot” market rate, typically on a price per ton of product carried rather than a daily or monthly rate. Under voyage charters, we are responsible for all of the voyage expenses in addition to providing the crewing and other vessel operating services. Petrochemical gases have typically been transported pursuant to voyage charters, as the seaborne transportation requirements of petrochemical product traders have historically resulted from a particular product arbitrage at a point in time. For the year ended December 31, 2025, approximately 31.1% of our revenue was generated pursuant to voyage charters, compared to approximately 32.1% for the year ended December 31, 2024.

Contracts of Affreightment. A contract of affreightment ("COA") is a contract to carry specified quantities of cargo, usually over prescribed shipping routes, on a fixed price per ton basis (often subject to fuel price or other adjustments) over a defined period of time. As such, a COA essentially consists of a number of voyage charters to carry a specified amount of cargo over a specified time period which can span several months or potentially years, typically without prescribing which vessel must undertake the carriage of which cargo. Similar to a voyage charter, we are typically responsible for all voyage expenses in addition to providing all crewing and other vessel operating services when trading under a COA. For the year ended December 31, 2025, approximately 2.0% of our revenue was generated pursuant to COAs, compared to approximately 2.1% for the year ended December 31, 2024.
Unigas Pool. Revenue from the Unigas Pool represents our share of pool net revenues earned from our vessels operating within the independent commercially managed Unigas Pool, based on agreed pool points. For the year ended December 31, 2025, Unigas Pool revenues represented approximately 8.3% of our total operating revenues compared to approximately 9.7% for the year ended December 31, 2024.

Vessels operating on time charters and longer-term COAs provide more predictable cash flows but can potentially yield lower profit margins than vessels operating in the spot charter market during periods of favorable market conditions. Accordingly, as a result of a portion of our fleet being committed on time charters and COAs, we will be unable to take full advantage of improving charter rates to the same extent as we could if our vessels were employed only on spot charters. Conversely, vessels operating in the spot charter market generate revenue that is less predictable, but they may enable us to capture increased profit margins during periods of improving charter rates. However, operating in the spot charter market exposes us to the risks of declining vessel charter rates and relatively lower utilization rates as compared to time charters and certain COAs, which may have a materially adverse impact on our financial performance. Notwithstanding these risks, we believe that providing liquefied gas transportation services in the spot charter market is important, as it provides us with greater insight into market trends and opportunities.

We believe that the size and versatility of our fleet, which enables us to carry the broadest set of liquefied gases across a diverse range of conditions and geographies, together with our track record of operational excellence, positions us as the partner of choice for many companies requiring seaborne liquefied gas transportation and distribution solutions. In addition, we believe that the versatility of our fleet affords us opportunities not available to many of our competitors, thereby providing us with opportunities to increase utilization and profitability. We seek to enhance our returns through a flexible, customer-driven chartering strategy that combines a base of time charters and COAs with more opportunistic, spot voyage charters.

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
Brokerage Commissions. Brokerage commissions are costs remitted to shipping brokers for arranging business between us and our customers for our vessels and are typically calculated as a percentage of charter hire.

Voyage Expenses. Voyage expenses are all expenses unique to a particular voyage, principally bunker fuel consumption, port expenses and canal tolls. Voyage expenses are paid by the shipowner under voyage charters and contracts of affreightment and by the charterer under time charters. The gross revenue received by the shipowner under voyage charters and COAs is higher than that received under comparable time charters so as to compensate the shipowner for bearing all voyage expenses. As a result, our operating revenues and voyage expenses may vary significantly depending on our mix of time charters, voyage charters and COAs.
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

In connection with providing us with technical management for our fleet, NMM and PGS receive crewing and technical management fees of approximately $0.2 million per vessel per year, which fees are considered to be vessel operating expenses. Certain vessels which are under in-house technical management have the crewing function managed by one of our third-party technical managers for a fee. Our technical and crew management agreements continue until terminated on at least three months’ notice by either party, subject to certain exceptions. As of December 31, 2025, we managed 38 of the vessels in our fleet in-house.
Depreciation and Amortization. Depreciation and amortization expense consists of:
•charges related to the depreciation of the historical cost of our fleet (or the revalued amount), less the estimated residual value of our vessels, calculated on a straight-line basis over their useful life, which is estimated to be 25 years; and
•charges related to the amortization of capitalized drydocking expenditures relating to our fleet over the period between drydockings.
General and Administrative Costs. General and administrative costs principally consist of the costs incurred in operating our London, Copenhagen, Gdynia, Houston and Manila offices, which manage our chartering, operations, technical management, accounting and administrative functions; our advisors’ services, including ongoing internal and external audit costs, taxation, legal and corporate services; and certain costs and expenses attributable to our board of directors. Please read “Item 4—Information on the Company—Business Overview—Commercial Management of the Fleet.” We incur additional expenses as a result of being a publicly-traded corporation, including costs associated with maintaining internal controls, quarterly and annual reports to shareholders and SEC filings, investor relations and NYSE annual listing fees. We may also grant equity compensation that could result in an expense to us. Please read “Item 6—Directors, Senior Management and Employees—Compensation—Equity Compensation Plans—2013 Long-Term Incentive Plan and equity Compensation Plans—2023 Long-Term Incentive Plan.”

Net Other income. Net Other income consists of single, non-recurring receipts of a one-off nature and does not form part of ongoing operating income or expense.
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

Operating Results
Factors Affecting Comparability

You should consider the following factors, amongst other things, when evaluating our historical financial performance and assessing our future prospects:
•Investment in the Export Terminal Joint Venture. The Ethylene Export Terminal was fully operational with 815,971 tons of ethylene throughput during 2025, compared to 732,378 tons during 2024. The results from the Export Terminal Joint Venture are shown as “Share of results of equity method investments” on our consolidated statements of operations.

Together with Enterprise Products Partners L.P., our joint venture partner, in November 2022 we agreed to invest in an expansion of the Ethylene Export Terminal (the “Terminal Expansion Project”). The Terminal Expansion Project increased the export capacity of the Ethylene Export Terminal from approximately one million tons of ethylene per annum to at least 1.55 million tons per annum, and the expansion was completed and put into service on December 19, 2024. Two new offtake contracts related to the Ethylene Export Terminal’s available ethylene volumes have been signed, and we continue to expect that additional capacity will be contracted throughout 2026. Until further offtake contracts are signed, volumes will be sold and made available on a spot contract basis.

•We have been changing the size of our fleet. In August 2021, the Company entered into the Ultragas Transaction with Ultranav to combine the Ultragas fleet and business activities with Navigator, by acquiring 18 wholly owned vessel owning entities. The acquired fleet comprised:
•seven modern 22,000 cbm handysize semi-refrigerated vessels; and
•five smaller 12,000 cbm ethylene vessels and six gas carriers in the 3,770-9,000 cbm range, two of which were subsequently sold, and three of which are ethylene capable. The existing vessels are commercially managed within the independent Unigas Pool.

During 2023, the Navigator Greater Bay Joint Venture acquired five vessels:
•two 17,000 cbm 2018-built ethylene-capable liquefied gas carriers; and
•three 22,000 cbm 2019-built ethylene-capable liquefied gas carriers

During 2023, the Company sold one vessel:

• Navigator Orion, a 2000-built 22,085 cbm ethylene-capable semi-refrigerated handysize carrier.

During 2025, the Company sold two vessels:

•Navigator Venus, a 2000-built 22,085 cbm ethylene-capable semi-refrigerated handysize vessel;

•Navigator Gemini, a 2009-built 20,750 cbm semi-refrigerated handysize vessel.

On August 23, 2024, the Company entered into contracts to build the Original Two Newbuild Vessels. As part of the agreements then made, the Company held an option to build two additional vessels of the same specification and price. On November 21, 2024, the Company exercised the option and entered into contracts to build the Additional Two Newbuild Vessels. The total Four Ethylene Newbuild Vessels are scheduled to be delivered to the Company in March 2027, July 2027, November 2027 and January 2028 respectively, at an average shipyard price of $102.9 million per vessel. The Four Ethylene Newbuild Vessels will be able to carry a wide variety of gas products, ranging from complex petrochemical gases, including ethylene and ethane, to LPG and clean ammonia. Additionally, the Four Ethylene Newbuild Vessels will be fitted with dual-fuel engines for ethane, a low-carbon intensity transitional fuel, and made retrofit-ready for using ammonia as a fuel in the future, and additionally they will be capable of transiting through both the former and the new Panama Canal locks, providing enhanced flexibility.

On July 17, 2025, the Company announced that it had entered into a joint venture agreement with Amon Gas Holdings AS ("Amon Gas"). The joint venture, Navigator Amon Shipping AS (the "Amon Joint Venture"), intends to acquire two newbuild 51,530 cubic-meter capacity ammonia-fueled, ice-class liquefied ammonia carriers (the “Two Ammonia Newbuild Vessels”), which will also be capable of carrying liquefied petroleum gas. On December 31, 2025, the Company owned 61% of the Amon Joint Venture, and Amon Gas owned 39%. Under the terms and conditions of the investment, the Company expects to own 79.5% of the Amon Joint Venture and Amon Gas expects to own 20.5% when the vessels are delivered in 2028. The Amon Joint Venture has entered into contracts with Nantong CIMC Sinopacific Offshore & Engineering Co., Ltd. to build the Two Ammonia Newbuild Vessels, with deliveries scheduled to take place in June and October 2028 respectively, at an average yard price of $87 million per vessel. Each of the Two Ammonia Newbuild Vessels has been awarded a NOK 90 million (approx. $9 million) investment grant from the Norwegian government agency Enova to be drawn down in accordance with the agreed terms over the course of the vessels' construction period. In addition to the Enova Grant, it is expected that the Amon Joint Venture will finance the remainder of the purchase price of the Two Ammonia Newbuild Vessels through commercial bank finance, with the remainder sourced from capital contributions from the Company and Amon Gas. The Company expects to finance its share of the capital contributions from available cash resources.Once delivered, subject to customary conditions, each of the Two Ammonia Newbuild Vessels is expected to be operated by the Amon Joint Venture pursuant to a five-year time charter with Yara International ASA ("Yara").

On January 7, 2025, the Company entered into an agreement to acquire three German-built 17,000 cubic meter capacity, ethylene-capable liquefied gas vessels. On February 19, 2025, the Company acquired the first of the three Purchased Vessels, now renamed Navigator Hyperion for $27.4 million. On February 24, 2025, the Company acquired the second of the Purchased Vessels, now renamed Navigator Titan for $27.4 million. On March 17, 2025, the Company acquired the third of the Purchased Vessels, now renamed Navigator Vesta, for $29.2 million.

•We will have different financing arrangements. Our current financing arrangements may not be representative of our historical arrangements or the arrangements we will enter into in the future. We may prepay or amend our existing credit facilities, or enter into other financing arrangements.

•Our results are affected by fluctuations in the fair value of our derivative instruments. The change in the fair value of our derivative instruments is included in our net income, which has fluctuated in 2025 reflecting changes in forward interest rates. Please read Note 3. Derivative Instruments Accounted for at Fair Value and Note 20. Cash, Cash Equivalents and Restricted Cash to our consolidated financial statements.

Operating Results for the Year Ended December 31, 2025 Compared to the Year Ended December 31, 2024
The following table compares our operating results for the years ended December 31, 2025 and 2024:

	Year ended December 31, 2024	Year ended December 31, 2025	Percentage change
	(in thousands, except percentages)
Operating revenues	$511,667	$538,457	5.2%
Operating revenues—Unigas Pool	55,012	48,504	(11.8)%
Total operating revenues	566,679	586,961	3.6%
Brokerage commissions	7,012	7,333	4.6%
Voyage expenses	72,144	77,269	7.1%
Vessel operating expenses	175,034	191,290	9.3%
Depreciation and amortization	132,725	134,497	1.3%
General and administrative costs	36,580	36,353	(0.6)%
Profit from sale of vessels	—	(25,206)	—%
Total operating expenses	423,495	421,536	(0.5)%
Operating income	143,184	165,425	15.5%
Realized loss on non-designated derivatives instruments	—	(1,228)	—%
Unrealized loss on non-designated derivative instruments	(7,483)	(4,678)	(37.5)%
Interest expense	(56,141)	(55,778)	(0.6)%
Write off of deferred financing costs	(829)	(266)	(68.0)%
Loss on repayment of unsecured bonds	(1,456)	—	(100.0)%
Interest income	6,244	5,822	(6.8)%
Unrealized foreign exchange loss	(1,968)	(1,274)	(35.3)%
Net Other income	—	2,301	—%
Income before income taxes and share of results of equity method investments	81,551	110,324	35.3%
Income taxes	(4,365)	(12,487)	186.1%
Share of results of equity method investments	16,911	8,036	(52.5)%
Net income	94,097	105,873	12.5%
Net income attributable to non-controlling interests	(8,526)	(5,751)	(32.5)%
Net income attributable to stockholders of Navigator Holdings Limited.	$85,571	$100,122	17.0%

The following table presents selected operating data for the year ended December 31, 2025 and 2024, which we believe is useful in understanding the basis for movement in our operating revenues.

	Year ended December 31, 2024	Year ended December 31, 2025
Fleet Data* :
Weighted average number of vessels	47.0	48.6
Ownership days	17,202	17,723
Available days	16,670	17,215
Earning days	15,248	15,317
Fleet utilization	91.5%	89.0%
Average daily Time Charter Equivalent**	$28,826	$30,110
* Fleet Data - Our eight owned smaller vessels in the independently managed Unigas Pool at December 31, 2025 are excluded, compared to nine at December 31, 2024. On December 28, 2025, Happy Falcon, a 2002-built 3,770 cbm semi-refrigerated small gas carrier was redelivered from the Unigas Pool which decreased the number of our vessels operating in the Unigas Pool from nine to eight.
** Non-GAAP Financial Measure - Time Charter Equivalent -Time Charter Equivalent ("TCE") is a measure of the average daily revenue performance of a vessel. TCE is not calculated in accordance with U.S. GAAP. For all charters, we calculate TCE by dividing total operating revenues (excluding collaborative arrangements and revenues from the Unigas Pool), less any voyage expenses (excluding collaborative arrangements), by the number of earning days for the relevant period. TCE rates exclude the effects of the collaborative arrangements, as earning days and fleet utilization, on which TCE rates are based, are calculated for our owned vessels, and not an average of all pool vessels. Under a time charter, the charterer pays substantially all of the vessel voyage related expenses, whereas for voyage charters, also known as spot market charters, we pay all voyage expenses. TCE is a shipping industry performance measure used primarily to compare period-to-period changes in a company’s performance despite changes in the mix of charter types (i.e., spot charters, time charters and contracts of affreightment) under which the vessels may be employed between the periods. Our calculation of TCE may not be comparable to that reported by other companies.

The following table represents a reconciliation of operating revenues to TCE. Operating revenues are the most directly comparable financial measure calculated in accordance with U.S. GAAP for the periods presented.

	Year ended December 31, 2024	Year ended December 31, 2025
Average daily time charter equivalent***:	(in thousands, except earning days and average daily time charter equivalent rate)
Fleet Data:
Operating revenues	$511,667	$538,457
Voyage expenses	(72,144)	(77,269)
Operating revenues less voyage expenses	$439,523	$461,188

Earning days	15,248	15,317
Average daily time charter equivalent	$28,826	$30,110

*** Operating revenues and voyage expenses of our eight owned vessels in the independently managed Unigas Pool at December 31, 2025 are excluded.
Operating Revenues. Operating revenues, net of address commissions, were $538.5 million for the year ended December 31, 2025, an increase of $26.8 million or 5.2% compared to $511.7 million for the year ended December 31, 2024.

This increased was primarily due to:
•an increase of approximately $20.2 million attributable to an increase in average monthly time charter equivalent rates, which increased to an average of approximately $30,110 per vessel per day ($915,832 per vessel per calendar month) for the year ended December 31, 2025, compared to an average of approximately $28,826 per vessel per day ($876,776 per vessel per calendar month) for the year ended December 31, 2024;
•a decrease in operating revenues of approximately $12.9 million attributable to a decrease in fleet utilization, which declined to 89.0% for the year ended December 31, 2025, compared to 91.5% for the year ended December 31, 2024;
•an increase in operating revenues of approximately $14.4 million or 3.0% driven by a 545-day increase in vessel available days for the year ended December 31, 2025 due to the acquisition of the Purchased Vessels, compared to the year ended December 31, 2024; and

•an increase in operating revenues of approximately $5.1 million, primarily attributable to an increase in pass-through voyage costs for the year ended December 31, 2025, compared to the year ended December 31, 2024.
Operating Revenues – Unigas Pool. Operating revenues – Unigas Pool was $48.5 million for the year ended December 31, 2025, a decrease of 11.8% compared to $55.0 million for the year ended December 31, 2024, in part due to decreased utilization across the pool fleet, and represents our share of the operating revenues earned from our nine vessels operating within the independently managed Unigas Pool, based on agreed pool points.
Brokerage Commissions. Brokerage commissions, which typically vary between 1.25% and 2.5% of operating revenue, were $7.3 million for the year ended December 31, 2025, compared to $7.0 million for the year ended December 31, 2024.
Voyage Expenses. Voyage expenses increased by $5.1 million or 7.1% to $77.3 million for the year ended December 31, 2025, from $72.1 million for the year ended December 31, 2024. These voyage expenses are pass-through costs, corresponding to an increase in operating revenue of the same amount.

Vessel Operating Expenses. Vessel operating expenses increased by $16.3 million or 9.3% to $191.3 million for the year ended December 31, 2025, from $175.0 million for the year ended December 31, 2024. Average daily vessel operating expenses increased by $565 per vessel per day, or 6.6%, to $9,105 per vessel per day for the year ended December 31, 2025, compared to $8,540 per vessel per day for the year ended December 31, 2024. The increase is driven by the acquisition of the Purchased Vessels during the year ended December 31, 2025, and higher crew and maintenance costs incurred during the year ended December 31, 2025, compared to the year ended December 31, 2024.
Depreciation and Amortization. Depreciation and amortization increased by $1.8 million to $134.5 million for the year ended December 31, 2025, from $132.7 million for the year ended December 31, 2024, primarily related to the acquisition of the Purchased Vessels, offset by Navigator Pluto and Navigator Saturn being fully depreciated for year ended December 31, 2025, and the sale of Navigator Venus and Navigator Gemini in in May 2025 and September 2025 respectively. Depreciation and amortization included amortization of capitalized drydocking costs of $23.1 million and $22.7 million for the year ended December 31, 2025 and 2024, respectively.
General and Administrative Costs. General and administrative costs decreased by $0.2 million or 0.6% to $36.4 million for the year ended December 31, 2025, from $36.6 million for the year ended December 31, 2024.
Profit from Sale of Vessels. Profit from sale of vessels for the year ended December 31, 2025, was $25.2 million related to the sales of Navigator Venus and Navigator Gemini in May 2025 and September 2025 respectively.
Realized Loss on Non-Designated Derivative Instruments. The realized loss of $1.2 million on non-designated derivative instruments for the year ended December 31, 2025 relates to the termination and settlement of interest rate swaps that hedged the $210 million secured term loan and revolving credit facility which was repaid during the year ended December 31, 2025.
Unrealized Loss on Non-Designated Derivative Instruments. The unrealized loss of $4.7 million on non-designated derivative instruments for the year ended December 31, 2025 relates to a non-cash fair value loss on interest rate swaps that are used to hedge a number of our variable rate secured term loan and revolving credit facilities, as a result of a decrease in forward U.S. Dollar SOFR interest rates. This is compared to an unrealized loss of $7.5 million for the year ended December 31, 2024.
Interest Expense. Interest expense decreased by $0.4 million, or 0.6%, to $55.8 million for the year ended December 31, 2025, from $56.1 million for the year ended December 31, 2024. This is primarily a result of a decrease in U.S. Dollar SOFR rates, lower average margins paid by the Company, and increased interest being capitalized in relation to our vessels under construction, offset by higher outstanding interest-bearing debt across the majority of the year ended December 31, 2025, compared to the year ended December 31, 2024.
Unrealized Foreign Exchange loss. The unrealized foreign exchange loss of $1.3 million for the year ended December 31, 2025, relates to losses on foreign currency cash balances held, primarily driven by the Indonesian Rupiah weakening against the U.S. Dollar during the period, compared to an unrealized loss of $2.0 million for the year ended December 31, 2024.
Write off of Deferred Financing Costs. The write off of deferred financing costs of $0.3 million for the year ended December 31, 2025, relates to the write off of the remaining unamortized deferred financing costs of our $210 million secured term loan and revolving credit facility which was repaid during the twelve months ended December 31, 2025.
Net Other Income. In March 2025, the Company received $4.8 million in other income from a third party relating to a claim for damages caused to Navigator Aries in 2016. The amount received is the final settlement and no further amounts in relation to this matter are anticipated, offset by an impairment of preferred securities of $2.5 million.
Income Taxes. Income taxes relate to taxes on our subsidiaries and businesses incorporated around the world including those incorporated in the United States of America. Income taxes were an expense of $12.5 million for the year ended December 31, 2025, compared to an expense of $4.4 million for the year ended December 31, 2024, related to movements in current and deferred taxes primarily in relation to the cessation of our PTNK business, and also in relation to our equity investment in the Ethylene Export Terminal. Following the natural cessation of the Company's PTNK business in Indonesia on expiry of the last remaining time charter contract on February 15, 2025, Navigator Aries was sold to an entity under common control of the Company on October 1, 2025, in order to continue operating within the group's ordinary fleet. On January 6, 2026, Navigator Pluto was sold to an entity under common control of the Company in order to continue operating within the group's ordinary fleet. The Company no longer asserts indefinite reinvestment of earnings in PTNK and recovery of the investment in PTNK is expected to occur through taxable transactions which required the Company to recognize an associated deferred tax liability of $9.5 million at December 31, 2025.

Share of Result of Equity Method Investments. The share of the result from the Company’s 50% ownership in the Export Terminal Joint Venture was income of $8.0 million for the year ended December 31, 2025, compared to income of $16.9 million for the twelve months ended December 31, 2024. Throughput rates increased to 815,971 tons for the year ended December 31, 2025, compared to 732,378 tons for the year ended December 31, 2024, however a narrower price differential between the U.S. and China limited arbitrage opportunities, decreasing overall rates.
Non-Controlling Interest. On September 30, 2022, the Company entered into the Navigator Greater Bay Joint Venture with Greater Bay Gas for the purpose of acquiring a total of five ethylene vessels. At that time, the Navigator Greater Bay Joint Venture was owned 60% by the Company and 40% by Greater Bay Gas and was, and remains, fully consolidated. On October 14, 2025, the Company increased its ownership interest in the Navigator Greater Bay Joint Venture from 60% to 75.1% through the acquisition of an additional 15.1% interest for total cash consideration of $16.8 million.The Navigator Greater Bay Joint Venture continues to be accounted for as a consolidated subsidiary in our consolidated financial statements, with the proportion owned by Greater Bay Gas accounted for as a non-controlling interest. Net income attributable to Greater Bay Gas of $5.7 million is presented as part of the non-controlling interest in our financial results for the year ended December 31, 2025, compared to net income of $5.5 million for the year ended December 31, 2024.
Operating Results for the Year Ended December 31, 2024 Compared to the Year Ended December 31, 2023.

See “Item 5—Operating and Financial Review and Prospects—Operating Results—operating results for the Year Ended December 31, 2024 compared to Year Ended December 31, 2023” in our Annual Report on Form 20-F for the year ended December 31, 2024 for a discussion of our operating results for the year ended December 31, 2024, compared to the year ended December 31, 2023, and other financial information related to the year ended December 31, 2024.

B.	Liquidity and Capital Resources

Liquidity and Cash Needs

Our primary sources of funds are cash and cash equivalents, cash from operations, undrawn bank borrowings, proceeds from vessel sales, and proceeds from bond issuances.

Our primary uses of funds are drydocking and other vessel maintenance expenditures, voyage expenses, vessel operating expenses, general and administrative costs, insurance costs, expenditures incurred in connection with ensuring that our vessels comply with international and regulatory standards, financing expenses and quarterly repayment of bank loans. We also expect to use funds in connection with our Revised Capital Return Policy. In addition, our medium-term and long-term liquidity needs relate to debt repayments, repayment of bonds, payments for the Four Ethylene Newbuild Vessels (as defined in the notes to the accompanying condensed consolidated financial statements), the Amon Joint Venture, the Two Ammonia Newbuild Vessels and other potential future joint ventures, future vessel newbuilds, related investments, and other potential future vessel acquisitions, and or related port or terminal projects.

The Company repaid $28.5 million of the revolving credit facility portion of its $111.8 million Term Loan and Revolving Credit Facility in June 2025 and $62.9 million of the revolving credit facility portion of its $147.6 million Term Loan and Revolving Credit Facility in August 2025, totalling $91.4 million, which amount remains available for the Company to redraw.

As of December 31, 2025, we had unrestricted cash and cash equivalents of $155.0 million, restricted cash of $49.9 million, and available but undrawn credit facilities of $91.4 million, providing the Company with total liquidity of $296.3 million.

Our secured term loan facilities and revolving credit facilities contain covenants that require that the Company have liquidity of no less than (i) up to $50.0 million, as applicable to the relevant loan facility, or (ii) 5% of total debt (representing $38.4 million as of December 31, 2025).

On May 2, 2025, the Company entered into the May 2025 Senior Secured Term Loan and Revolving Credit Facility with Nordea Bank Abp filial i Norge, Danish Ship Finance A/S, Danske Bank A/S, DNB (UK) Limited, ING Bank N.V., London Branch, and Skandinaviska Enskilda Banken AB (publ). The facility was used to repay the Company’s September 2020 secured loan, and the Company’s October 2013secured loan facility that were due to mature in September 2025 and May 2027 respectively, and for general corporate and working capital purposes. The May 2025 Facility has a term of six years maturing in May 2031, is for a maximum principal amount of $300.0 million (split as $230 million Term Loan and $70 million Revolving Credit Facility). As of December 31, 2025 the facility was fully drawn, with an amount outstanding of $286.6 million. The outstanding balance amortizes quarterly, followed by a final balloon payment in May 2027 of $146.5 million, which balloon payment includes amounts relating to both the Term Loan and Revolving Credit components, and bears interest at a rate of Term SOFR plus 170 basis points.

On March 28, 2025, pursuant to the March 2025 Bond Tap Issue Addendum, the Company completed the March 2025 Bond Tap Issue, issuing an additional aggregate principal amount of $40 million in the Nordic bond market under the same bond terms governing its outstanding October 2024 Bonds, with equal maturity in October 2029, and bearing the same 7.25% coupon rate as the October 2024 Bonds. Following the issuance of the October 2024 Bonds and the March 2025 Bond Tap Issue, a further $60 million in aggregate principal amount of bonds remains available to be issued by the Company under the bond terms governing the October 2024 Bonds. Settlement in respect of the March 2025 Bond Tap Issue occurred on April 4, 2025.

On February 7, 2025, the Company entered into a $74.6 million Senior Secured Term Loan (the “February 2025 Facility”) with Nordea Bank Abp, to partially finance the purchase price of the three Purchased Vessels and used cash on hand to pay the remainder of the purchase price. The February 2025 Facility is initially non-amortizing, bears interest at a rate of Term SOFR plus 180 basis points and matures after 18 months. At that time, the borrower has an option to extend the February 2025 Facility for a further 18 months on payment of a $25 million balloon. Should the borrower take the extension option the February 2025 Facility will become amortizing with repayments made on the basis of an age-adjusted 20 to 0 years repayment profile and bear interest at Term SOFR plus 180 basis points.

As of December 31, 2025, we had $1,387.0 million in outstanding future obligations, which includes principal repayments on long-term debt, including our Bonds, vessels under construction and office lease commitments. Of the total outstanding obligation, $233.8 million falls due within the twelve months ending December 31, 2026, and the balance of $1,153.2 million falls due after December 31, 2026.

The Company has a responsibility to evaluate whether conditions and/or events raise substantial doubt over its ability to meet its future financial obligations as they become due within one year after the date that the financial statements are expected to be issued. We believe, given our current cash balances, that our financial resources, including the cash expected to be generated within the year, will be sufficient to meet our liquidity and working capital needs for at least the next twelve months taking into account our existing capital commitments and debt service requirements.
Capital Expenditures. Liquefied gas transportation by sea is a capital-intensive business, requiring significant investment to maintain an efficient fleet and to stay in regulatory compliance. Our capital expenditures, comprising primarily of vessel acquisitions and vessel drydockings for our vessels, amounted to $112.0 million, $33.0 million and $206.7 million for the years ended December 31, 2025, 2024, and 2023, respectively.

Our vessels require drydocking every five years until the age of 15 years and approximately every two and a half years thereafter. The drydocking of our vessels requires significant capital expenditure. 13 of our vessels required scheduled drydocking during 2025. 14 of our vessels will require scheduled drydocking during 2026. We spend significant amounts of funds on scheduled drydocking for our vessels (including the cost of classification society surveys). As our vessels age and our fleet expands, our drydocking expenses will increase. We estimate the current cost of the five-year drydocking of one of our vessels is approximately $1.5 million, the ten-year drydocking cost is approximately $1.7 million, and the 15 and 17 year drydocking costs are approximately $2.0 million each. Ongoing costs for compliance with environmental regulations are primarily included as part of our drydocking, such as the requirement to install ballast water treatment plants, and classification society survey costs, with a balance included as a component of our operating expenses.

In August 2024, the Company entered into contracts to build the Original Two Newbuild Vessels, and in November 2024, the Company entered into contracts to build the Additional Two Newbuild Vessels. These Four Ethylene Newbuild Vessels are scheduled to be delivered to the Company in March 2027, July 2027, November 2027 and January 2028 respectively, at an average shipyard price of $102.9 million per vessel. The Company expects to finance the cost of the Four Ethylene Newbuild Vessels using debt and cash on hand, and the Company is well-progressed with arranging such third-party debt finance for all of the four vessels. The Company has signed a short-term time charter contract for one of its Four Ethylene Newbuild Vessels.

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

On July 17, 2025, the Company announced that it had entered into a joint venture agreement with Amon Gas Holdings AS ("Amon Gas"). The joint venture, Navigator Amon Shipping AS (the "Amon Joint Venture"), intends to acquire two newbuild 51,530 cubic-meter capacity ammonia-fueled, ice-class liquefied ammonia carriers (the “Two Ammonia Newbuild Vessels”), which will also be capable of carrying liquefied petroleum gas. On December 31, 2025, the Company owned 61% of the Amon Joint Venture, and Amon Gas owned 39%. Under the terms and conditions of the investment, the Company expects to own 79.5% of the Amon Joint Venture and Amon Gas expects to own 20.5% when the vessels are delivered in 2028. The Amon Joint Venture has entered into contracts with Nantong CIMC Sinopacific Offshore & Engineering Co., Ltd. to build the Two Ammonia Newbuild Vessels, with deliveries scheduled to take place in June and October 2028 respectively, at an average yard price of $87 million per vessel. Each of the Two Ammonia Newbuild Vessels has been awarded a NOK 90 million (approx. $9 million) investment grant from the Norwegian government agency Enova to be drawn down in accordance with the agreed terms over the course of the vessels' construction period. In addition to the Enova Grant, it is expected that the Amon Joint Venture will finance the remainder of the purchase price of the Two Ammonia Newbuild Vessels through commercial bank finance, with the remainder sourced from capital contributions from the Company and Amon Gas. The Company expects to finance its share of the capital contributions from available cash resources.

The total capital contributions required from us for our share of the construction cost for the Terminal Expansion Project was $128 million, of which the final contribution was made in February 2025. The Company financed these capital contributions using existing cash resources. The Company may also invest further in new terminal infrastructure should an appropriate opportunity arise.

Cash Flows. The following table summarizes our cash, cash equivalents and restricted cash provided by/(used in) operating, financing and investing activities for the periods presented:

	Year Ended December 31,
	2023	2024	2025
	(in thousands)
Net cash provided by operating activities	$174,413	$210,523	$201,662
Net cash used in investing activities	(176,481)	(100,987)	(81,101)
Net cash provided by/(used in) financing activities	7,099	(126,013)	(54,213)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	17	(1,968)	(1,274)
Net increase/(decrease) in cash, cash equivalents and restricted cash	$5,048	$(18,445)	$65,074
Net Cash Provided by Operating Activities. Net cash provided by operating activities for the year ended December 31, 2025 decreased to $201.7 million, from $210.5 million for the year ended December 31, 2024, a decrease of $8.9 million.This decrease was primarily due to an increase in net income of $11.8 million (after adding back the non-cash unrealized loss on derivative instruments and our share of the result from equity method investments) for the year ended December 31, 2025, offset by a decrease in working capital of $16.7 million during the year ended December 31, 2025. This compared to an increase in net income of $7.2 million for the year ended December 31, 2024 and an increase in working capital of $35.1 million during year ended December 31, 2024.

Net cash flow from operating activities depends upon charter rates attainable, fleet utilization, fluctuations in working capital balances, repairs and maintenance activity, amount and duration of drydocks, and changes in interest rates and foreign currency rates.

We are required to drydock each vessel once every five years until it reaches 15 years of age, after which we drydock vessels approximately every two and a half years. Drydocking each vessel, including travelling to and from the drydock, takes approximately 20-30 days in total. Drydocking days generally include approximately 5-10 days of voyage time to and from the drydocking shipyard and approximately 15-20 days of actual drydocking time. 13 of our vessels undertook scheduled drydockings during 2025, compared to 17 of our vessels underwent scheduled drydockings in 2024.

We estimate the current cost of a five-year drydocking for one of our vessels to be approximately $1.5 million, a ten-year drydocking cost to be approximately $1.7 million, and the 15-year and 17-year drydocking costs to be approximately $2.0 million each (including the cost of classification society surveys). As our vessels age and our fleet expands, our drydocking expenses will increase. Ongoing costs for compliance with environmental regulations are primarily included as part of drydocking, such as the requirement to install ballast water treatment plants, and classification society survey costs, with a balance included as a component of our operating expenses. Please see “Item 3—Key Information—Risk Factors—Risks Related to Our Business—Over the long-term, we will be required to make substantial capital expenditures to preserve the operating capacity of, and to grow, our fleet.”

Cash Used in Investing Activities. Net cash used in investing activities was $81.1 million for the year ended December 31, 2025, primarily related to contributions to our investment in the Terminal Expansion Project of $4.0 million and $68.5 million as initial payments for the Four Ethylene Newbuild Vessels under construction, and $85.0 million for the purchase of the Purchased Vessels, offset by distributions received from our investment in the Export Terminal Joint Venture of $17.8 million and $47.8 million from proceeds from sale of vessels during the period.

Net cash used in investing activities was $101.0 million for the year ended December 31, 2024, primarily related to contributions to our investment in the Terminal Expansion Project of $89.0 million and $41.2 million as initial payments for the Four Ethylene Newbuild Vessels under construction, offset by distributions received from our investment in the Export Terminal Joint Venture of $27.1 million.
Cash Provided by/(Used in) Financing Activities. Net cash used in financing activities was $54.2 million for the year ended December 31, 2025, primarily as a result of the drawdown of our February 2025 Facility of $74.6 million and our May 2025 Facility of $300 million, and proceeds from our March 2025 Bond Tap Issue of $40.0 million, offset by repayment of our September 2020 Facility of $143.4 million and our October 2013 Facility of $14.7 million, regular quarterly debt and revolving credit facility repayments of $141.5 million, quarterly dividend payments of $14.8 million, and $62.7 million under our Capital Return Policy and our other share repurchase programs.
Net cash used in financing activities was $126.0 million for the year ended December 31, 2024, primarily as a result of our regular quarterly debt repayments and repayment of our $107 million Secured Term Loan Facility totaling $224.7 million, quarterly dividend payments of $14.3 million,$57.1 million under our Capital Return Policy and our other share repurchase programs, and settlement of the sale and leaseback on Navigator Aurora of $48.9 million, offset by drawdown of our August 2024 facility, and drawdown of our revolving credit facilities totaling $216.1 million.

Cash Flows for the Year Ended December 31, 2024 Compared to the Year Ended December 31, 2023. See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Cash Flows” in our Annual Report on Form 20-F for the year ended December 31, 2024 for a discussion of our cash flows for the year ended December 31, 2024 compared to the year ended December 31, 2023.

Terminal Facility
General. In March 2019, Navigator Ethylene Terminals L.L.C. (“Marine Terminal Borrower”), our wholly-owned subsidiary, entered into a Credit Agreement (the “Terminal Facility”) with ING Capital L.LC. and SG Americas Securities, L.L.C. for a maximum principal amount of $75 million, to be used for the payment of our capital contributions to the Export Terminal Joint Venture to cover our share of construction costs of the Ethylene Export Terminal.
Term and Facility Limits. The Terminal Facility converted from an initial construction loan to a term loan with a final maturity of December 31, 2025. Based on the committed throughput agreements for the Ethylene Export Terminal, a total of $69.0 million was drawn under the Terminal Facility and the facility was fully repaid as of December 31, 2025.
Secured Term Loan Facilities and Revolving Credit Facilities
Navigator Gas L.L.C., our wholly-owned subsidiary, and a certain number of our vessel-owning subsidiaries have entered into various secured term loan facilities and revolving credit facilities. The table below summarizes our secured term loan and revolving credit facilities as of December 31, 2025:

	Original facility amount	Principal amount outstanding	Undrawn RCF component	Interest rate	Facility maturity date
	(in millions)
August 2021 Loan Agreement	67.0	29.1	—	Fixed 378 BPS	June 2026
February 2025 Secured Term Loan	74.6	74.6	—	Term SOFR + 180 BPS	August 2026/ February 2028[1]
October 2013 DB Credit Facility A	57.7	6.0	—	Comp SOFR + 247 BPS	April 2027
December 2022 Secured Term loan and RCF	111.8	42.5	28.5	Term SOFR + 209 BPS	September 2028
July 2015 DB Credit Facility B	60.9	16.5	—	Comp SOFR + 247 BPS	December 2028
July 2015 Santander Credit Facility B	55.8	16.3	—	Comp SOFR + 247 BPS	January 2029
March 2023 Secured Term Loan	200.0	108.5	—	Comp SOFR + 205 BPS	March 2029
December 2022 Secured Term Loan	151.3	119.8	—	Term SOFR + 220 BPS	December 2029
August 2024 Secured Term Loan and RCF	147.6	68.0	62.9	Term SOFR + 190 BPS	August 2030
May 2025 Secured Term Loan and RCF	300.0	286.6	—	Term SOFR + 170 BPS	May 2031
Total	$1,226.7	$767.9	$91.4
Proceeds of the loans under our Secured Term Loan Facilities and Revolving Credit Facilities are used to refinance existing secured facilities, to finance newbuildings, for acquisitions, and for general corporate purposes. Please also read "11. Secured Term Loan Facilities and Revolving Credit Facilities" to our consolidated financial statements.
March 2019 Terminal Facility. On March 29, 2019, Navigator Ethylene Terminals L.L.C., a wholly-owned subsidiary of the Company (the “Marine Terminal Borrower”), entered into a Credit Agreement with ING Capital L.L.C. and SG Americas Securities, L.L.C. for a maximum principal amount of $75.0 million for the payment of project costs relating to our Ethylene Export Terminal. The Terminal Facility had a final maturity of date of December 31, 2025 and was fully repaid on December 16, 2025.
October 2013 Santander Credit Facility A. On October 30, 2013, the Company entered into the October 2013 Santander Credit Facility A with Banco Santander, S.A. and Korea Finance Corporation to finance three newbuild LPG carriers: Adriatic Gas, Navigator Celtic (formerly Celtic Gas) and Happy Albatross. The August 2021 Amendment and Restatement Agreement has a term of twelve years maturing in June 2027 and was for a maximum principal amount of $81.0 million. The facility attracted interest at a rate of Comp SOFR plus 247 basis points. A final payment of $14.7 million was made on October 30, 2025 and as of December 31, 2025, the facility was fully repaid and all securities granted by the Company over Adriatic Gas, Navigator Celtic (formerly Celtic Gas) and Happy Albatross was released
September 2020 Secured Revolving Credit Facility. On September 17, 2020, the Company entered into the September 2020 Secured Revolving Credit Facility with Nordea Bank ABP, Credit Agricole Corporate and Investment Bank, ING Bank N.V. London Branch, National Australia Bank, ABN AMRO Bank N.V. and BNP Paribas S.A. The September 2020 Secured Revolving Credit Facility had a term of five years maturing in September 2025 and was for a maximum principal amount of $210 million. The facility attracted interest at a rate of Comp SOFR plus 276 basis points. A final payment
1The February 2025 facility matures in August, 2026, however the borrower has an option to extend the facility for a further 18 months, extending the maturity date from August 2026 to February 2028.

of $143.0 million was made on May 30, 2025 and as of December 31, 2025, the facility was fully repaid and all security granted by the Company over Navigator Eclipse, Navigator Luga, Navigator Nova, Navigator Prominence, and Navigator Yauza was released.
August 2021 Amendment and Restatement Agreement. On August 2, 2021, as part of the Ultragas Transaction, the Company entered into the August 2021 Amendment and Restatement Agreement with Danmarks Skibskredit A/S relating to a previously issued 2019 Senior Term Loan Facility. The August 2021 Amendment and Restatement Agreement has a term of six years maturing in June 2026 and is for a maximum principal amount of $67.0 million. As of December 31, 2025 the facility was fully drawn, with an amount outstanding of $29.1 million. The outstanding balance amortizes half-yearly through payments of $2.9 million, followed by a final balloon payment in June 2026 of $26.2 million and bears interest at a rate of 378 basis points.
The loan facility is secured by first priority mortgages on each of Happy Osprey, Happy Peregrine, Happy Pelican and Happy Penguin well as assignments of earnings and insurances on the secured vessels as typical for a facility of this type. The Company must comply with various financial (and other) covenants under the facility (see below) and as of December 31, 2025, the Company considers that it was in full compliance with all such covenants.
October 2013 DB Credit Facility A. On October 25, 2013, the Company entered into the October 2013 DB Credit Facility A with Deutsche Bank AG, Hong Kong Branch to finance two newbuild LPG carriers, Navigator Atlantic (formerly Atlantic Gas) and Navigator Balearic (formerly Balearic Gas). The October 2013 DB Credit Facility A has a term of twelve years, maturing in May 2027 and is for a maximum principal amount of $57.7 million. As of December 31, 2025 the facility was fully drawn, with an amount outstanding of $6.0 million. The outstanding balance amortizes half-yearly through payments of $1.2 million, and bears interest at a rate of Comp SOFR plus 247 basis points.
The loan facility is secured by first priority mortgages on each of Navigator Atlantic (formerly Atlantic Gas) and Navigator Balearic (formerly Balearic Gas) as well as assignments of earnings and insurances on the secured vessels as typical for a facility of this type. The Company must comply with various financial (and other) covenants under the facility (see below) and as of December 31, 2025, the Company considers that it was in full compliance with all such covenants.
July 2015 DB Credit Facility B. On July 31, 2015, the Company entered into the July 2015 DB Credit Facility B with Deutsche Bank AG Hong Kong Branch to finance two newbuild LPG carriers: Bering Gas and Pacific Gas. The July 2015 DB Credit Facility B has a term of twelve years, maturing in December 2028 and is for a maximum principal amount of $60.9 million. As of December 31, 2025 the facility was fully drawn, with an amount outstanding of $16.5 million. The outstanding balance amortizes half-yearly through payments of $1.3 million, and bears interest at a rate of Comp SOFR plus 247 basis points.

The loan facility is secured by first priority mortgages on each of Bering Gas and Pacific Gas as well as assignments of earnings and insurances on the secured vessels as typical for a facility of this type. The Company must comply with various financial (and other) covenants under the facility (see below) and as of December 31, 2025, the Company considers that it was in full compliance with all such covenants.
July 2015 Santander Credit Facility B. On July 31, 2015, the Company entered into the July 2015 Santander Credit Facility B with Banco Santander, S.A to finance two LPG carriers: Arctic Gas and Happy Avocet. The July 2015 Santander Credit Facility B has a term of twelve years, maturing in January 2029 and is for a maximum principal amount of $55.8 million. As of December 31, 2025 the facility was fully drawn, with an amount outstanding of $16.3 million. The outstanding balance amortizes half-yearly through payments of $1.3 million, and bears interest at a rate of Comp SOFR plus 247 basis points.
The loan facility is secured by first priority mortgages on each of Arctic Gas and Happy Avocet as well as assignments of earnings and insurances on the secured vessels as typical for a facility of this type. The Company must comply with various financial (and other) covenants under the facility (see below) and as of December 31, 2025, the Company considers that it was in full compliance with all such covenants.

December 2022 Secured Term Loan and Revolving Credit Facility. On December 7, 2022, the Company entered into the December 2022 Secured Term Loan and Revolving Credit Facility with Credit Agricole Corporate and Investment Bank and Deutsche Bank AG. The December 2022 Secured Term Loan and Revolving Credit Facility has a term of seven years, maturing in September 2028 and is for a maximum principal amount of $111.8 million. As of December 31, 2025 the term loan was fully drawn, with an amount outstanding of $42.5 million. The outstanding balance amortizes quarterly through payments of $3.1 million followed by a final balloon payment in September 2028 of up to $39.7 million, and bears interest at a rate of Term SOFR plus 209 basis points.
The loan facility is secured by first priority mortgages on each of Navigator Umbrio, Navigator Centauri, Navigator Ceres, Navigator Ceto and Navigator Copernico as well as assignments of earnings and insurances on the secured vessels as typical for a facility of this type. The Company must comply with various financial (and other) covenants under the facility (see below) and as of December 31, 2025, the Company considers that it was in full compliance with all such covenants.
December 2022 Greater Bay JV Term Loan Facility. On December 15, 2022, the Company entered into the December 2022 Greater Bay JV Term Loan Facility with ING Bank, London Branch, Skandinaviska Enskilda Banken AB (Publ), CTBC Bank and Shinsei Bank Limited for a maximum principal amount of $151.3 million to provide financing for the intended acquisition of five ethylene carriers from Pacific Gas. The December 2022 Greater Bay JV Term Loan Facility has a term of seven years, maturing in December 2029 and is for a maximum principal amount of $151.3 million. As of December 31, 2025 the facility was fully drawn, with an amount outstanding of $119.8 million The outstanding balance amortizes quarterly through payments of $2.7 million, followed by a final balloon payments starting on the anniversary of each vessel’s tranche of between $15.0 million and $18.2 million per tranche, and bears interest at a rate of Term SOFR plus 220 basis points.

The loan facility is secured by first priority mortgages on each of Navigator Luna, Navigator Solar, Navigator Vega, Navigator Castor and Navigator Equator as well as assignments of earnings and insurances on the secured vessels as typical for a facility of this type. The Company must comply with various financial (and other) covenants under the facility (see below) and as of December 31, 2025, the Company considers that it was in full compliance with all such covenants.
March 2023 Senior Secured Term Loan. On March 20, 2023, the Company entered into the March 2023 Senior Secured Term Loan with Nordea Bank ABP, ABN AMRO Bank N.V., Skandinaviska Enskilda Banken AB (Publ), and BNP Paribas S.A. to refinance the June 2017 Secured Term Loan and Revolving Credit Facility and the October 2016 Secured Term Loan and Revolving Credit Facility that were due to mature in June and October 2023, respectively. The March 2023 Senior Secured Term Loan has a term of six years, maturing in March 2029 and is for a maximum principal amount of $200.0 million. As of December 31, 2025 the facility was fully drawn, with an amount outstanding of $108.5 million. The outstanding balance amortizes quarterly through payments of $8.3 million followed by a final balloon payment in March 2029 of $20.6 million, and bears interest at a rate of Comp SOFR plus 205 basis points.

The loan facility is secured by first priority mortgages on each of Navigator Leo, Navigator Libra, Navigator Jorf, Navigator Galaxy, Navigator Genesis, Navigator Grace, Navigator Gusto, Navigator Glory, Navigator Scorpio and Navigator Virgo as well as assignments of earnings and insurances on the secured vessels as typical for a facility of this type. The Company must comply with various financial (and other) covenants under the facility (see below) and as of December 31, 2025, the Company considers that it was in full compliance with all such covenants.

August 2024 Senior Secured Term Loan and Revolving Credit Facility. On August 9, 2024, the Company entered into the August 2024 Senior Secured Term Loan and Revolving Credit Facility with Crédit Agricole Corporate and Investment Bank, ING Bank N.V., and Skandinaviska Enskilda Banken AB (Publ), to refinance its March 2019 secured term loan that was due to mature in March 2025, to fund the repurchase of Navigator Aurora pursuant to the Company’s existing October 2019 sale and leaseback arrangement related to that vessel which, based on a termination notice we issued to the lessor in May 2024, terminated on October 29, 2024, and for general corporate and working capital purposes. The August 2024 Senior Secured Term Loan and Revolving Credit Facility has a term of six years maturing in August 2030 and is for a maximum principal amount of $147.6 million split as $84.6 million term loan and $63 million revolving credit facility. As of December 31, 2025 the term loan was fully drawn, with an amount outstanding of $68.0 million. The outstanding balance amortizes quarterly through payments of $3.5 million, followed by a final balloon payment in August 2030 of up to $67.5 million, and bears interest at a rate of Comp SOFR plus 190 basis points, which margin includes a 5-basis point sustainability-linked element

The loan facility is secured by first priority mortgages on each of the Navigator Atlas, Navigator Aurora, Navigator Europa, Navigator Oberon and Navigator Triton, as well as assignments of earnings and insurances on the secured vessels as typical for a facility of this type. The Company must comply with various financial (and other) covenants under the facility (see below) and as of December 31, 2025, the Company considers that it was in full compliance with all such covenants.

February 2025 Senior Secured Term Loan. On February 7, 2025, the Company entered into the February 2025 Senior Secured Term Loan. with Nordea Bank Abp, to partially finance the purchase price of the three Purchased Vessels and used cash on hand to pay the remainder of the purchase price. As of December 31, 2025, the facility was fully drawn, with an amount outstanding of $74.6 million. The February 2025 facility matures on August 14, 2026, however the borrower has an option to extend the facility for a further 18 months. The facility is non-amortizing for the period to August 14, 2026, and has a balloon repayment of $25.0 million if the 18-month extension option is to be exercised, and bears interest at a rate of Term SOFR plus 180 basis points.

The loan facility is secured by first priority mortgages on each of the Navigator Hyperion, Navigator Titan, and Navigator Vista, as well as assignments of earnings and insurances on the secured vessels as typical for a facility of this type. The Company must comply with various financial (and other) covenants under the facility (see below) and as of December 31, 2025, the Company considers that it was in full compliance with all such covenants.

May 2025 Senior Secured Term Loan and Revolving Credit Facility. On May 2, 2025, the Company entered into the May 2025 Senior Secured Term Loan and Revolving Credit Facility with Nordea Bank Abp filial i Norge, Danish Ship Finance A/S, Danske Bank A/S, DNB (UK) Limited, ING Bank N.V., London Branch, and Skandinaviska Enskilda Banken AB (publ). The facility was used to repay the Company’s September 2020 secured loan, and the Company’s October 2013 secured loan facility that were due to mature in September 2025 and May 2027 respectively, and for general corporate and working capital purposes. The May 2025 Facility has a term of six years maturing in May 2031, and is for a maximum principal amount of $300.0 million (split as $230 million Term Loan and $70 million Revolving Credit Facility). As of December 31, 2025 the facility was fully drawn, with an amount outstanding of $286.6 million. The outstanding balance amortizes quarterly through payments of $6.7 million, followed by a final balloon payment in May 2027 of up to $146.5 million, and bears interest at a rate of Term SOFR plus 170 basis points.

The loan facility is secured by first priority mortgages on each of Navigator Luga, Navigator Prominence, Navigator Eclipse, Navigator Nova, Navigator Yauza, Adriatic Gas, Happy Albatross and Navigator Celtic as well as assignments of earnings and insurances on the secured vessels as typical for a facility of this type. The Company must comply with various financial (and other) covenants under the facility (see below) and as of December 31, 2025, the Company considers that it was in full compliance with all such covenants.
There are certain financial covenants within each of the Company’s secured loan facilities that are typical for transactions of these types. These covenants include:

•maintenance at all times of a minimum balance of cash and cash equivalents of up to the greater of $50 million and 5% of the total indebtedness;
•maintenance of the ratio of value adjusted total stockholders’ equity to value adjusted total assets of not less than 30%;
•that the aggregate fair market value of the collateral vessels be no less than 110% of the aggregate amount outstanding under the relevant facility.

Other Loan Facility Covenants. The secured facilities provide that the Company may not declare or pay dividends to shareholders out of operating revenues generated by the vessels securing the indebtedness if an event of default has occurred and is continuing. The secured term loan facilities and revolving credit facilities also limit the Company from, among other things, incurring indebtedness or entering into mergers and divestitures. The secured facilities also contain general covenants that will require the Company to maintain adequate insurance coverage and to maintain their vessels. In addition, the secured term loan facilities include customary events of default, including those relating to a failure to pay principal or interest, a breach of covenant, representation or warranty, a cross-default to other indebtedness, and non-compliance with security documents.

Borrowers under our secured loan facilities are also required to deliver semi-annual compliance certificates, which include valuations of the vessels securing the applicable facility, from independent ship brokers. Upon delivery of the valuations, if the market value of the collateral vessels is less than 110% to 135%% of the outstanding indebtedness under the facilities, as applicable, the borrowers must either provide additional collateral or repay any amount in excess of 110% to 135% of the market value of the collateral vessels, as applicable. This covenant is measured semi-annually on June 30 and December 31, and as of December 31, 2025, we had an aggregate excess valuation $862.0 million above the levels required.

Other than as stated, our compliance with the financial covenants is measured as of the end of each fiscal quarter or each half year. December 31, 2025 and December 31, 2024, the Company considers that it was in full compliance with all such, covenants, including with respect to the aggregate fair market value of our collateral vessels.

2024 Senior Unsecured Bonds

General. On October 17, 2024, we issued an aggregate principal amount of $100 million in the Nordic bond market (the "October 2024 Bonds"). The net proceeds of the issuance of the October 2024 Bonds were used to redeem in full all of our previously outstanding 2020 Bonds. The borrowing limit under the bond terms governing the October 2024 Bonds is $200 million.

On March 28, 2025, pursuant to the March 2025 Bond Tap Issue Addendum, the Company completed the March 2025 Bond Tap Issue issuing an additional aggregate principal amount of $40 million in the Nordic bond market under the same bond terms governing its outstanding October 2024 Bonds and bearing the same coupon rate as the October 2024 Bonds. Following the issuance of the October 2024 Bonds and the March 2025 Bond Tap Issue, a further $60 million in aggregate principal amount of bonds remains available to be issued by the Company under the bond terms governing the October 2024 Bonds.

The October 2024 Bonds (and the March 2025 Bond Tap Issue under the same bond terms) are governed by Norwegian law and on September 3, 2025 were listed on the Nordic ABM which is operated and organized by Oslo Børs ASA.

Interest. Interest on the October 2024 Bonds (and the March 2025 Bond Tap Issue) is payable at a fixed rate of 7.25% per annum, calculated on a 360-day year basis. Interest is payable semi- annually in arrears on April 30 and October 30 of each year.

Maturity. The October 2024 Bonds (and the March 2025 Bond Tap Issue) mature on October 30, 2029 and become repayable on that date.

Optional Redemption. We may redeem the October 2024 Bonds (and the March 2025 Bond Tap Issue), in whole or in part at any time. Any bonds redeemed: up until October 29, 2027 will be priced at the aggregate of the present value (discounted at 412 basis points) on the Repayment Date of the Nominal Amount and the remaining interest payments up to October 30, 2027; from October 30, 2027 to April 29, 2028, are redeemable at 102.9% of par; from April 30, 2028 to October 29, 2028, are redeemable at 102.175% of par; from October 30, 2028 to April 29, 2029, are redeemable at 101.45% of par; and from April 30, 2029 to October 29, 2029, are redeemable at 100% of par; in each case, in cash plus accrued interest.

Additionally, upon the occurrence of a “Change of Control Event” (as defined in the bond terms covering the October 2024 Bonds and the March 2025 Bond Tap Issue), the holders of October 2024 Bonds (and holders of the March 2025 Bond Tap Issue) have the option to require us to repay such holders’ outstanding principal amount at 101% of par, plus accrued interest.

Financial Covenants. The bond terms for the October 2024 Bonds and the March 2025 Bond Tap Issue contains financial covenants requiring us, among other things, to ensure that:

•we and our subsidiaries maintain a minimum liquidity of no less than $35 million; and
•we and our subsidiaries maintain an Equity Ratio (as defined in the 2024 Bond Agreement) of at least 30%.

Our compliance with the covenants listed above is measured as of the end of each fiscal quarter. As of December 31, 2025, we were in compliance with all covenants under the 2024 Bonds.

Restrictive Covenants. The October 2024 Bonds (and the March 2025 Bond Tap Issue) provide that we may declare or pay dividends to shareholders provided the Company maintains a minimum liquidity of $45 million unless an event of default has occurred and is continuing. The Bond Agreement (and the March 2025 Bond Tap Issue Addendum thereto) related to the 2024 Bonds (the “2024 Bond Agreement”) also limits us and our subsidiaries from, among other things, entering into mergers and de-mergers, engaging in transactions with affiliates or incurring any additional liens which could have a material adverse effect. In addition, the 2024 Bond Agreement includes customary events of default, including those relating to a failure to pay principal or interest, a breach of covenant, false representation or warranty, a cross-default to other indebtedness, the occurrence of a material adverse effect, or our insolvency or dissolution.

C.	Research and Development Patents and Licenses etc.
We do not undertake any significant expenditure on research and development and have no significant interests in patents or licenses.

D.	Trend Information

Cash Dividend and Share Repurchases. The Company’s Capital Return Policy, which is subject to operating needs, market conditions, legal requirements, stock price and other circumstances, consists of paying out quarterly cash dividends of $0.07 per share of common stock and returning additional capital in the form of additional cash dividends and/or share repurchases, such that the two elements combined equal at least 30% of net income for the applicable quarter.

As part of the Capital Return Policy, we expect to repurchase the Company’s common stock (the “Share Repurchases”) and any such Share Repurchases will be made via open market transactions, privately negotiated transactions or any other method permitted under U.S. securities laws and the rules of the U.S. Securities and Exchange Commission.

As of March 12, 2026, the Company has purchased and canceled 12,192,211 shares of common stock for a total amount of approximately $174.0 million (at an average price of $14.27 per share) since inception of the share repurchase programs in 2022.

Pursuant to the Capital Return Policy, we declared and paid cash dividends of $0.05 per share of the Company’s common stock for the three months ended March 31, 2025 and June 30, 2025, and $0.07 per share of the Company’s common stock for the for the three months ended September 30, 2025 and declared $0.07 per share of the Company’s common stock for the three months ended December 31, 2025, totaling an aggregate of $0.24 per share of the Company’s common stock during the year ended December 31, 2025. ($0.20 per share of the Company’s common stock during the year ended December 31, 2024).

On March 12, 2026, the Company's Board of Directors declared a cash dividend of $0.07 per share of the Company’s common stock for the three months ended December 31, 2025, payable on March 31, 2026 to all shareholders of record as of the close of business New York time on March 23, 2026. The aggregate amount of the dividend is expected to be approximately $4.6 million, which the Company anticipates will be funded from cash on hand. Also as part of the Capital Return Policy for the three months ended December 31, 2025, the Company expects to repurchase approximately $1.0 million of common stock between March 13, 2026, and March 31, 2026, subject to operating needs, market conditions, legal requirements, stock price and other circumstances, such that the dividend and share repurchases together equal 30% of net income for the quarter ended December 31, 2025.

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
Ethylene Export Terminal. The Ethylene Export Terminal throughput for the year ended December 31, 2025 was 815,971 metric tons of ethylene, compared to 732,378 tons for the year ended December 31, 2024. Steady U.S. ethylene prices were supporting exports to Europe, which reached their highest level in 2025. U.S.–China tariff tensions affected trade in 2025. We expect increased throughput for 2026 supported by strong demand from Europe.
Shipping Trends. The Company’s average vessel utilization for the year ended December 31, 2025 was 89.0% compared to 91.5% for the year ended December 31, 2024. Our average vessel utilization for the fourth quarter of 2025 was on 90.0% compared to 92.2% for the fourth quarter of 2024.

According to broker reports, the handysized semi-refrigerated 12-month market assessment remained stable in 2025. It started the year at $965,000 pcm per calendar month (“pcm”) on January 1, 2025 and decreased to approximately $956,000 pcm at December 31, 2025. Throughout 2025, handysized fully refrigerated vessel rates decreased from $810,000 pcm at the start of 2025 to $775,000 pcm at the end of 2025. For handysize ethylene vessels, rates decreased from $1,215,000 at the start of 2025 to $1,025,000 pcm at the end of 2025.

On December 31, 2025 the newbuild orderbook for handysize vessels stood at 14 vessels, which constitutes approximately 11% of the current global handysize fleet of 124 units. Although this is an increase compared to previous years, it is still a small orderbook, especially in comparison with the larger (midsize) segment, for which the orderbook is 60 units out of a current fleet of 139 units – corresponding to about 43%. Out of the handysize orderbook, four units are combined CO2/LPG carriers, which should eventually and move into liquefied CO2 transportation.

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
Valuation of Vessels. As of December 31, 2025, the aggregate carrying value of our 55 vessels in operation, including drydocking costs, was $1,601 million. We review our vessels for impairment when events or circumstances indicate the carrying amount of the vessel and capitalized drydocking costs might not be recoverable. The estimates and assumptions regarding expected cash flows require considerable judgment and are based upon historical experience, financial forecasts and industry trends and conditions and reflect management’s assumptions and judgments regarding the estimated remaining useful lives of the vessels and capitalized drydocking costs.

We determined that there are no circumstances that indicate the carry amount of vessels and capitalized drydocking costs might not be recoverable at the year ended December 31, 2025. We have not recorded an impairment loss in any of the years ending December 31, 2025, or 2024, or 2023.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management
Directors

Set forth below are the names, ages and positions of our directors.

Name	Age	Position
Dag von Appen	63	Director and Non-executive Chairman of the Board
Dr. Heiko Fischer	58	Director
Janette Marx	50	Director
Dr. Anita Odedra	55	Director
Peter Stokes	75	Director
Florian Weidinger	44	Director

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

Dag von Appen. Mr. von Appen has been a member of the Board since August 4, 2021 as a designee of Naviera Ultranav Limitada following the merger of the fleet and business activities of Ultragas ApS with that of Navigator. Mr. von Appen was appointed as Non-Executive Chairman of Navigator on September 23, 2021, following the retirement of Mr. Butters. Mr. von Appen was Chairman of the Board of Ultranav Limitada from 2002 to 2023 and a Board Member of Ultramar Ltda. between 1999 and 2023. Mr. von Appen has been a member of the Board of Ultranav Limitada since 2023, as well as a board member of other Chilean and international businesses. He holds a degree in Economics from the Universidad de Chile in Santiago and also completed the Advanced Management Program at Harvard Business School of Boston. Mr. von Appen is a Chilean and German citizen.

Dr. Heiko Fischer. Dr. Fischer has been a member of the Board since December 2011. From May 2004 to June 2021, Dr. Fischer was Chief Executive Officer and Chairman of the Executive Board of VTG Aktiengesellschaft, a German railroad freight car lessor and logistics company which traded on the Frankfurt Stock Exchange between 2007 and 2019. Dr. Fischer was a member of the Supervisory Board of Hapag-Lloyd AG, a German container shipping company, as well as the Chairman of the Supervisory Board of Northrail AG. Dr. Fischer is a member of the supervisory boards of M.M.Warburg & CO (AG & Co.) KGaA and M.M.Warburg & CO Geschaeftsfuehrungs-AG, Chairman of the Advisory Boards of Paribus Holding GmbH & Co. KG as well es of TRANSWAGGON-Group and a member of the Advisory Boards of BPGC Management LP, Brueckenhaus

Grundstueckgesellschaft m.b.H. and Kommanditgesellschaft Brueckenhaus Grundstuecksgesellschaft m.b.H. & Co., as well as a member of the Administrative Boards of TRANSWAGGON AG and Waggon Holding AG. Dr. Fischer graduated from the University at Albany (SUNY) with an MBA in 1992, and from Julius-Maximilians-University in Wuerzburg, Germany with a PhD in Economic Sciences in 1996.

Janette Marx. Ms. Marx has been a member of the Board since October 2023. Over the last 5 years, Ms. Marx has served as the Chief Executive Officer of Airswift Group, a global technical workforce solutions company serving the energy, process and infrastructure industries. As a global Chief Executive Officer, Ms. Marx has experience in running complex operations in more than 60 countries, corporate governance, and financial acumen to make sound business decisions. Prior to joining Airswift Group, Ms. Marx spent 19 years at Adecco Group, where she ran the technical, engineering, medical and science divisions, as well as overseeing the integration of the Adecco Group finance business lines after the acquisition of MPS Group. Ms. Marx has just taken on a new CEO role of Employbridge which is backed by Apollo Group. Ms. Marx is a member of the board of directors of the American Staffing Association, Junior Achievement, and CEOs Against Cancer. Ms. Marx holds a Bachelor of Science in Business Management and an MBA from Duke University’s Fuqua School of Business. Navigator Gas is the only directorship that Ms. Marx holds outside of Employbridge.

Dr. Anita Odedra. Dr. Odedra has been a member of the Board since March 2022. Dr. Odedra was formerly Executive Vice President, LNG Marketing and Trading at Tellurian Inc. from 2018 to 2025, Executive Vice President at Angelicoussis Shipping Group Limited from 2016 to 2018 and Vice President, Shipping & Commercial Operations for Cheniere Marketing Limited from February 2016 to July 2016. Dr. Odedra spent 19 years at BG Group, where she worked across all aspects of BG’s business, including exploration, production, trading, marketing and business development. Dr. Odedra has a PhD in Rock Physics from University College London and the University of Tokyo and a BSC in Geology from Imperial College, University of London.

Peter Stokes. Mr. Stokes has been a member of the Board since August 4, 2021, as a designee of Naviera Ultranav Limitada. Through his work as a senior investment banker and boards of director positions, Mr. Stokes has long-standing experience in acting as advisor to many shipping companies. Mr. Stokes was Chairman of the Global Maritime Forum between 2017 and 2022. Mr. Stokes was a director and subsequently senior adviser of Lazard Ltd. from 1998 to 2021. Prior to joining Lazard, Mr. Stokes was a founder and partner of Castalia Partners from 1992 to 1998. Due to his breadth of knowledge, Mr. Stokes is a frequent speaker at international shipping and finance conferences. Mr. Stokes is a British citizen and resides in England.

Florian Weidinger. Mr. Weidinger has been a member of the Board since March 2007. Mr. Weidinger is the CEO of Santa Lucia Asset Management (SLAM), a pan-Asian investment management business. Mr. Weidinger previously worked as a vice president at Lehman Brothers’ principal investment division, Global Trading Strategies in London. Mr. Weidinger holds a BSc from Bayes Business School, City University, London, an MBA from the Stanford Graduate School of Business and an MS in Environment and Resources from Stanford University.

Ultranav and BW Group have the right under the terms of their respective Investor Rights Agreements to each designate two individuals to be nominated to our Board. Mr. von Appen and Mr. Stokes are designees of Ultranav and Ms Asheim was a designee of the BW Group until her resignation from the board effective June 30, 2025. Following Ms. Asheim's resignation, BW Group have no designees on the board of the Company. See “Item 7—Major Shareholders and Related Party Transactions—Related Party Transactions—Investor Rights Agreements.”

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

Name	Age	Position
Mads Peter Zacho	56	Chief Executive Officer
Gary Chapman	51	Chief Financial Officer
Oeyvind Lindeman	46	Chief Commercial Officer
Michael Schröder	61	Chief Operating Officer

Mads Peter Zacho. Mr Zacho was appointed Chief Executive Officer (“CEO”) of the Company in August 2022. Mr. Zacho has worked in shipping for almost 20 years, most recently as the Head of Industry Transition at the Mærsk Mc-Kinney Møller Center for Zero Carbon Shipping, from November 2020. From November 2016 to August 2020, Mr Zacho was CEO for J. Lauritzen A/S and was also CFO for TORM plc from September 2013 to November 2016 and CFO for Svitzer between 2010 and 2013. Mr Zacho was Deputy Head of Treasury for A.P. Møller-Mærsk between 2004 and 2010. Mr Zacho spent the first 10 years of his career in the financial industry in Denmark and the United States and brings shipping experience from several shipping segments, namely the gas tanker, dry bulk, product tanker, container and towage segments. Mr Zacho has an MSc in Economics from the University of Copenhagen and an MBA from the International Institute for Management Development, Lausanne.
Gary Chapman. Mr. Chapman was appointed as Chief Financial Officer in October 2023. Mr. Chapman joined Navigator from KNOT Offshore Partners LP, an NYSE-listed owner and operator of shuttle tankers, where from 2019 he served as both CEO and CFO. Prior to that, Mr. Chapman was Chief Financial Officer of Biggin Hill Airport Ltd., a private business aviation airport in London, and served for 14 years as Finance Director of NYK’s energy transport business in the EMEA region and as European Head of Tax for the NYK Group in Europe. Mr. Chapman also performed various audit and tax roles over 7 years with KPMG, including as a member of the Oil and Gas Group. Mr. Chapman is a fellow of the Institute of Chartered Accountants in England & Wales and resides in London.
Oeyvind Lindeman. Mr. Lindeman was appointed Chartering Manager of the Company in November 2007, before being appointed Chief Commercial Officer in January 2014. Prior to this, Mr. Lindeman was employed for five years as a charterer within the gas division at A.P. Møller Maersk. Mr. Lindeman holds a BA with honors from the University of Strathclyde and an Executive MBA with distinction from Cass Business School.
Michael Schröder. Mr. Schröder joined Navigator following the merger with Ultragas ApS in August 2021, where he served as Chief Executive Officer. During his 34-year career, Mr. Schröder held several senior management positions in Chile and elsewhere. Mr. Schröder has served on boards of shipping and logistic companies, as well as international shipping institutions. Mr. Schröder graduated as an Industrial Engineer from the Pontificia Universidad Católica de Chile and later obtained an MBA from the same university. Mr. Schröder completed an Advanced Management Program at Harvard Business School (Boston). Mr. Schröder is German and Chilean citizen, and resides in Denmark.

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

In addition, up to and including June 30, 2025, each chairperson of the board committees received an additional amount of $5,000 per annum. With effect from July 1, 2025, the additional compensation of the chairperson of the Audit and Risk Committee was increased to $30,000 per annum, and the compensation of each chairperson of other board committees was increased to $20,000 per annum, with all members of each committee receiving a meeting fee of $1,500 for each committee meeting attended. Any officers who also serve as members of our Board or board committees do not receive additional compensation for their services as directors.

For the year ended December 31, 2025, we granted a total of 30,523 shares of restricted stock pursuant to awards under the 2023 LTIP (as defined below) in the aggregate to all of the non-employee directors of the company as part of their compensation, which such awards vest and become free of restrictions on the first anniversary of the grant date.

Each director will be fully indemnified by us for actions associated with being a director to the extent permitted under Marshall Islands law.

Compensation of Management

Our officers receive compensation for the services they provide to us. For the purposes of this annual report, all forms of compensation paid to our officers have been converted to U.S. Dollars. For the year ended December 31, 2025, the aggregate cash compensation paid to all officers as a group was $2.3 million. The cash compensation for each officer is comprised of base salary, pension contributions or amounts in lieu of pension contributions and bonus. Our officers are eligible to receive a discretionary annual cash bonus based on certain performance criteria determined by Governance, People and Compensation Committee (the "GPC Committee") the and approved by our Board. Regardless of performance, the annual cash bonuses are paid at the sole discretion of the GPC Committee, subject to approval by our Board.

For the year ended December 31, 2025, a total of 82,066 Restricted Stock Units ("RSU") were granted to all of our officers in the aggregate under the 2023 restricted Stock Plan which can be exercised after three years.

Our officers are eligible to participate in certain welfare benefit programs we offer, including life insurance, permanent health insurance, and private medical insurance. For the year ended December 31, 2025, the cost of these benefits provided to our officers was in the aggregate approximately $0.1 million.

Equity Compensation: 2023 Long-Term Incentive Plan
In connection with the expiration of the 2013 LTIP, we adopted the Navigator Holdings Ltd. 2023 Long-Term Incentive Plan, the “2023 LTIP”, for our and our subsidiaries' employees and directors, as well as consultants who perform services for us. The 2023 LTIP provides for the award of restricted stock, stock options, restricted stock units, shares of common stock granted as a bonus or in lieu of obligations to pay cash or deliver property under the 2023 LTIP, or other plans or compensatory arrangements. The 2023 LTIP provides that any of the foregoing awards can be conditioned upon the achievement of specified performance criteria.
Administration. The 2023 LTIP is administered by the GPC Committee, or the “Plan Administrator,” with certain decisions subject to approval of our Board. The Plan Administrator will have the authority to, among other things, designate participants under the 2023 LTIP, determine the type or types of awards to be granted to a participant, determine the number of shares of our common stock to be covered by awards, determine the terms and conditions applicable to awards and interpret and administer the 2023 LTIP. The Plan Administrator has the right to alter, amend or suspend, discontinue or terminated any award from time to time, however, no change in any outstanding grant may be made that could materially reduce the benefits of a participant without the consent of that participant.

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

Director Limits. No non-employee director may be granted during any fiscal year compensation (including awards under the 2023 LTIP, determined on the grant date of such award, as well as retainer fees) that could be in excess of $750,000.
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

Duration, Amendment and Termination. The Board may amend, alter, suspend, discontinue or terminate the 2023 LTIP or the Plan Administrator’s authority to grant awards under the 2023 LTIP without the consent of the Company’s shareholders or participants; however, (i) shareholder approval of any amendment to the 2023 LTIP must be obtained to the extent shareholder approval is necessary to comply with applicable law or securities exchange listing standards or rules (including with respect to any increase to the number of shares of common stock available for issuance under the 2023 LTIP) and (ii) consent of an affected participant is required where a Plan Administrator action could materially and adversely affect the rights of such participant under an award.
Equity Compensation: 2013 Long-Term Incentive Plan

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
Administration. The 2013 LTIP is administered by the Compensation Committee, or the “Plan Administrator,” with certain decisions subject to approval of our Board. The Plan Administrator will have the authority to, among other things, designate participants under the 2013 LTIP, determine the type or types of awards to be granted to a participant, determine the number of shares of our common stock to be covered by awards, determine the terms and conditions applicable to awards and interpret and administer the 2013 LTIP. The Plan Administrator may terminate or amend the 2013 LTIP at any time with respect to any shares of our common stock for which a grant has not yet been made. The Plan Administrator also has the right to alter or amend the 2013 LTIP or any part of the plan from time to time, including increasing the number of shares of our common stock that may be granted, subject to shareholder approval as required by the exchange upon which our common stock is listed at that time. However, no change in any outstanding grant may be made that could materially reduce the benefits of the participant without the consent of the participant.
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
Anti-Dilution Adjustments. If any “equity restructuring” event occurs that could result in an additional compensation expense under Financial Accounting Standards Board Accounting Standards Codification Topic 718, or “FASB ASC Topic 718,” if adjustments to awards with respect to such event were discretionary, the Plan Administrator will equitably adjust the number and type of shares covered by each outstanding award and the terms and conditions of such award to equitably reflect the restructuring event, and the Plan Administrator will adjust the number and type of shares with respect to which future awards may be granted. With respect to a similar event that could not result in a FASB ASC Topic 718 accounting charge if adjustment to awards were discretionary, the Plan Administrator shall have complete discretion to adjust awards in the manner it deems appropriate. In the event the Plan Administrator makes any adjustment in accordance with the foregoing provisions, a corresponding and proportionate adjustment shall be made with respect to the maximum number of shares available under the 2013 LTIP and the kind of shares or other securities available for grant under the 2013 LTIP. Furthermore, in the case of (i) a subdivision or consolidation of the common stock (by reclassification, split or reverse split or otherwise), (ii) a recapitalization, reclassification, or other change in our capital structure or (iii) any other reorganization, merger, combination, exchange or other relevant change in capitalization of our equity, then a corresponding and proportionate adjustment shall be made in accordance with the terms of the 2013 LTIP, as appropriate, with respect to the maximum number of shares available under the 2013 LTIP, the number of shares that may be acquired with respect to an award, and, if applicable, the exercise price of an award, in order to prevent dilution or enlargement of awards as a result of such events.
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

As described above under “—Compensation of Management” and “—Compensation of Directors,” during the year ended December 31, 2025, we granted a total of 30,523 shares of restricted stock under the 2023 LTIP to our non-employee directors. The restricted stock awards granted to our officers vest and become free of restrictions on the third anniversary of the date of grant while the restricted stock awards granted to our non-employee directors vest and become free of restrictions on the first anniversary of the date of grant. Following the adoption of the 2023 LTIP (described below), future equity awards granted to our officers and directors will be made under the 2023 LTIP.
Benefit Plans and Programs

We sponsor a money purchase defined contribution plan, which we refer to as a personal pension plan, for all employees. Each employee is eligible to contribute up to 100% of their annual salary to their personal pension plan and we will contribute, depending on an employee’s criteria, up to 12% of the employee’s annual salary. For the year ended December 31, 2025, we paid an aggregate of approximately $0.1 million in contributions to the personal pension plan for our four officers (December 31, 2024: $0.1 million). For the year ended December 31, 2025, we paid an aggregate of $1.1 million in contributions to the personal pension plans for all other eligible employees (December 31, 2024: $0.6 million).

C.	Board Practices

While we are not subject to a number of the NYSE’s corporate governance standards as a foreign private issuer, we intend to comply voluntarily with a number of those rules. For example, we have a board of directors that is comprised of a majority of independent directors. On a regular basis the Board also meets in closed session without the executive management being present, and typically such meetings take place four times per year.

Term of Office

As of December 31, 2025 the board of directors of the Company consists of six members. As provided in the Company’s Amended and Restated Articles of Incorporation, the directors of the Company shall be elected at each annual meeting of shareholders. Each director elected shall serve until the next annual meeting of shareholders and until his or her successor shall have been duly elected and qualified, except in the event of his or her death, resignation, removal or the earlier termination of his or her term of office.

Service Contracts

Our non-executive directors do not have service contracts with us or any of our subsidiaries that provide for benefits upon termination of employment.

Committees of the Board of Directors

We have an audit and risk committee, a Governance, People and Compensation Committee and a Sustainability and Strategy Committee. In addition, our board of directors may, from time to time, designate one or more additional committees, which shall have the duties and powers granted to it by our board of directors.
Audit and Risk Committee. Our Audit and Risk Committee consists of Mr. Weidinger, Dr. Fischer, Ms. Marx and Dr. Odedra, with Mr. Weidinger as chairperson. Our board of directors has determined that all members of the Audit and Risk Committee satisfy the independence standards established by the NYSE and that each qualifies as an “audit committee financial expert,” as such term is defined in Regulation S-K promulgated by the SEC. The Audit and Risk Committee is responsible for, among other things, the hiring or termination of the independent registered public accounting firm; approving any non-audit work performed by such independent registered public accounting firm; and assisting the board in monitoring the integrity of our consolidated financial statements, the independent registered public accounting firms qualifications and independence, the performance of the independent registered public accounting firm and our compliance with legal and regulatory requirements and the Company's risk management framework and practices, including cyber security.
Governance, People and Compensation Committee. Our Governance, People and Compensation Committee consists of Mr. Stokes, Ms. Marx and Dr. Fischer, with Dr. Fischer as chairperson. The Governance, People and Compensation Committee is responsible for, among other things, governance, development of a strong talent and succession pipeline, driving culture that champions high performance, safety, diversity and inclusion, and formulating the compensation philosophy, pay structures and incentive goals for board members and other key officers of the Company.
Sustainability and Strategy Committee. Our Sustainability and Strategy committee consists of Mr. von Appen, Mr. Weidinger and Dr. Odedra with Dr. Odedra as chairperson. The Sustainability and Strategy Committee is responsible for ensuring the alignment of corporate strategy with sustainability goals, and enhancing long-term value creation, and innovative business practices.

D.	Employees
We had 175 shore based employees as of December 31, 2025, compared to 175 employees as of December 31, 2024, and 174 as of December 31, 2023. We also had approximately 1,800 crew onboard our vessels as of December 31, 2025 and we consider our employee relations to be good.

E.	Share Ownership
See “Item 7—Major Shareholders and Related Party Transactions—Major Shareholders.”

F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation
Not Applicable

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders
The following table sets forth certain information regarding the beneficial ownership of our common stock as of March 12, 2026:
•each person known by us to be a beneficial owner of more than 5% of our common stock;
•each of our directors;

•each of our executive officers; and
•all directors and executive officers as a group.

The data set forth below is based on information filed with the SEC and information provided to us prior to March 12, 2026. Except as otherwise indicated, the person or entities listed below have sole voting and investment power with respect to all of our shares of common stock beneficially owned by them, subject to community property laws where applicable.

	Common Stock Beneficially Owned
Name of Beneficial Owner	Number of Shares (1)	Percent
Naviera Ultranav Dos Limitada (2)	21,202,671	32.5%
BW Group (3)	14,890,748	22.8%
Neil Gagnon (4)	3,816,409	5.8%
Dag von Appen (5)	437,314	*
Dr. Heiko Fischer	90,135	*
Florian Weidinger	60,035	*
Michael Schröder	30,000	*
Peter Stokes	11,910	*
Anita Odedra	17,141	*
Janette Marx	12,647	*
Oeyvind Lindeman	6,259	*
All executive officers and directors as a group (10 persons)	665,441	1.0%

*	Less than 1%.

(1)	Unless otherwise indicated, all shares of common stock are owned directly by the named holder and such holder has sole power to vote and dispose of such shares. Unless otherwise noted, the address for each beneficial owner named above is: 10 Bressenden Place, London, SW1E 5DH, United Kingdom.

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

(3)
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

The related party transactions that we were party to between January 1, 2025, and December 31, 2025, are described in Note 21. Related Party Transactions to our consolidated financial statements.

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

Capital Return Policy

The Company’s Capital Return Policy, which is subject to operating needs, market conditions, legal requirements, stock price and other circumstances, consists of paying out quarterly cash dividends of $0.07 per share of common stock and returning additional capital in the form of additional cash dividends and/or Share Repurchases (as defined below), such that the two elements combined equal at least 30% of net income for the applicable quarter.

As part of the Capital Return Policy, should we repurchase the Company’s common stock (the “Share Repurchases”), any such Share Repurchases will be made via open market transactions, privately negotiated transactions or any other method permitted under U.S. securities laws and the rules of the U.S. Securities and Exchange Commission.

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

We are not required to pay a dividend and any determination to pay dividends and the timing and amount of any such dividend in the future will be at the discretion of our board of directors and will depend on, among other things, business conditions, our financial condition and operating results, liquidity, profits, capital expenditures and commitments, market prospects, investment opportunities, the provisions of Marshall Islands law affecting the payment of dividends to shareholders, and the terms and restrictions of our existing and future credit facilities, other debt agreements and other contractual restrictions. Holders of our common stock are entitled to receive only such dividends as our board of directors may declare out of funds legally available for such payments. See “Item 3—Key Information—Risk Factors—

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
The following is a summary of each material contract, other than material contracts entered into in the ordinary course of business, to which we or any of our subsidiaries is a party, for the two years immediately preceding the date of this annual report, each of which is included in the list of exhibits in “Item 19—Exhibits”:

(1)	Amended and Restated Investor Rights Agreement, dated August 4, 2021, among Navigator Holdings Ltd. and BW Group Limited. See “Item 7—Major Shareholders and Related Party Transactions—Related Party Transactions—Investor Rights Agreements”.

(2)	Investor Rights Agreement, dated August 4, 2021, among Navigator Holdings Ltd. and Ultranav International S.A. and Ultranav Denmark ApS. See “Item 7—Major Shareholders and Related Party Transactions—Related Party Transactions—Investor Rights Agreements”.

(3)
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

(4)
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

(5)
Bond Agreement between Navigator Holdings Ltd. and Nordic Trustee AS on behalf of the Bondholders in the bond issue of 7.25% Navigator Holdings Ltd. Senior Unsecured Callable Bonds dated October 29, 2024. See “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—2020 Senior Unsecured Bonds.”

(6)
Facilities agreement relating to a term loan and revolving credit facility dated August 9, 2024, between Navigator Atlas L.L.C., Navigator Aurora L.L.C., Navigator Europa L.L.C., Navigator Oberon L.L.C., Navigator Triton L.L.C. and Credit Agricole Corporate and Investment Bank, ING Bank a branch of ING-DIBA AG, and Skandinaviska Enskilda Banken AB (PUBL).

(7)	Facility Agreement for a senior secured term loan between Navigator Gas L.L.C. and Nordea, dated February 7, 2025.

(8)
Facilities agreement relating to a term loan and revolving credit facility dated May 2, 2025, between Navigator Gas L.L.C., Othello Shipping Company S.A. and Nordea Bank Abp filial i Norge, Danish Ship Finance A/S, Danske Bank A/S, DNB (UK) Limited, ING Bank N.V., London Branch and Skandinaviska Enskilda Banken AB (publ).

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
Distributions to U.S. Holders. Subject to the discussion below of the rules applicable to PFICs, any distributions to a U.S. Holder made by us with respect to our common stock generally will constitute dividends to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits will be treated first as a non-taxable return of capital to the extent of the U.S. Holder’s tax basis in our common stock and thereafter as a capital gain. U.S. Holders that are corporations generally will not be entitled to claim a dividend received deduction with respect to distributions they receive from us. Dividends received with respect to our common stock generally will be treated as “passive category income” for purposes of computing allowable foreign tax credits for U.S. federal income tax purposes.

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

Sale, Exchange or Other Disposition of Common Stock. Subject to the discussion of PFICs below, a U.S. Holder generally will recognize a taxable gain or loss upon a sale, exchange or other disposition of shares of our common stock in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s adjusted tax basis in such shares. The U.S. Holder’s initial tax basis in its common stock generally will be the U.S. Holder’s purchase price for the shares of common stock and that tax basis will be reduced (but not below zero) by the amount of any distributions on the shares that are treated as non-taxable returns of capital (as discussed above under “—Distributions to U.S. Holders”). Such a gain or loss will be treated as a long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition. Certain U.S. Holders (including individuals) may be eligible for preferential rates of U.S. federal income tax in respect of long-term capital gains. A U.S. Holder’s ability to deduct capital losses is subject to limitations. Such a capital gain or loss generally will be treated as U.S.-source income or loss, as applicable, for U.S. foreign tax credit purposes.
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

Income earned or treated as earned (for U.S. federal income tax purposes) by us in connection with the performance of services should not constitute passive income for PFIC purposes. By contrast, rental income generally could constitute passive income unless we were treated as deriving our rental income in the active conduct of a trade or business under the applicable rules.

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

Moreover, there are legal uncertainties involved in determining whether the income derived from our time-chartering activities constitutes rental income or income derived from the performance of services. In Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009), the Fifth Circuit held that income derived from certain time-chartering activities should be treated as rental income rather than services income for the purposes of a provision of the Code relating to foreign sales corporations. In that case, the Fifth Circuit did not address the definition of passive income or the PFIC rules; however, the reasoning of the case could have implications as to how the income from a time charter could be classified under such rules. If the reasoning of the case were extended to the PFIC context, the gross income we derive from our time-chartering activities may be treated as rental income, and we could likely be treated as a PFIC. In published guidance, the IRS stated that it disagreed with the holding in Tidewater and specified that time charters similar to those at issue in this case should be treated as service contracts.

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

As discussed more fully below, if we were to be treated as a PFIC for any taxable year (and regardless of whether we remain a PFIC for subsequent taxable years), a U.S. Holder could be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat us as a “Qualified Electing Fund,” which we refer to as a “QEF election.” As an alternative to making a QEF election, a U.S. Holder should be able to make a “mark-to-market” election with respect to our common stock, as discussed below. If we are a PFIC, a U.S. Holder will be subject to the PFIC rules described herein with respect to any of our subsidiaries that are PFICs. However, the mark-to-market election discussed below likely will not be available with respect to shares of a PFIC subsidiary. In addition, if a U.S. Holder owns our common stock during any taxable year that we are a PFIC, such holder must file an annual report with the IRS.
Taxation of U.S. Holders Making a Timely QEF Election. A U.S. Holder that makes a timely QEF election, or an “Electing Holder”, must report for U.S. federal income tax purposes its pro rata share of our ordinary earnings and net capital gain, if any, for our taxable years that end with or within its taxable year, regardless of whether or not the Electing Holder received distributions from us in that year. The Electing Holder’s adjusted tax basis in its shares of our common stock will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that were previously taxed will result in a corresponding reduction in the Electing Holder’s adjusted tax basis in its shares of common stock and will not be taxed again once distributed. An Electing Holder generally will recognize a capital gain or loss on the sale, exchange or other disposition of our common stock. A U.S. Holder makes a QEF election with respect to any year that we are a PFIC by filing IRS Form 8621 with their U.S. federal income tax return. If, contrary to our expectations, we determine that we are treated as a PFIC for any taxable year, we will provide each U.S. Holder with the information necessary to make the QEF election described above. Although the QEF election is available with respect to subsidiaries, in the event we acquire or own a subsidiary in the future that is treated as a PFIC, no assurances can be made that we will be able to provide U.S. Holders with the necessary information to make the QEF election with respect to such subsidiary.
Taxation of U.S. Holders Making a “Mark-to-Market” Election. If we were to be treated as a PFIC for any taxable year and, as we anticipate, our common stock was treated as “marketable stock,” then, as an alternative to making a QEF election, a U.S. Holder could be allowed to make a mark-to-market election with respect to our common stock, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the U.S. Holder’s shares of common stock at the end of the taxable year over the U.S. holder’s adjusted tax basis in its shares of common stock. The U.S. Holder also could be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in its shares over the fair market value thereof at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s tax basis in its shares of common stock could be adjusted to reflect any such income or loss recognized. A gain recognized on the sale, exchange or other disposition of our common stock could be treated as ordinary income, and any loss recognized on the sale, exchange or other disposition of the common stock could be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included in income by the U.S. Holder. Because the mark-to-market election only applies to marketable stock, it could not apply to a U.S. Holder’s indirect interest in any of our subsidiaries that were determined to be PFICs.
Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election. If we were to be treated as a PFIC for any taxable year, a U.S. Holder who does not make either a QEF election or a “mark-to-market” election for that year, known as a “Non-Electing Holder,” could be subject to special rules resulting in increased liability with respect to (i) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on our common stock in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for the shares), and (ii) any gain realized on the sale, exchange or other disposition of the shares. Under these special rules:
•the excess distribution or gain could be allocated ratably over the Non-Electing Holder’s aggregate holding period for the common stock;
•the amount allocated to the current taxable year and any taxable year prior to the taxable year we were first treated as a PFIC with respect to the Non-Electing Holder could be taxed as ordinary income; and
•the amount allocated to each of the other taxable years could be subject to tax at the highest rate of tax in effect for the applicable class of taxpayers for that year, and an interest charge for the deemed deferral benefit could be imposed with respect to the resulting tax attributable to each such year.

If we were treated as a PFIC for any taxable year and a Non-Electing Holder who is an individual, dies while owning our common stock, such holder’s successor generally could not receive a step-up in tax basis with respect to the common stock.
Medicare Tax on Net Investment Income. Certain U.S. Holders, including individuals, estates and trusts, will be subject to an additional 3.8% Medicare tax on, among other things, dividends and capital gains from the sale or other disposition of equity interests. For individuals, the additional Medicare tax applies to the lesser of (i) “net investment income” or (ii) the excess of “modified adjusted gross income” over $200,000 ($250,000 if married and filing jointly or $125,000 if married and filing separately). “Net investment income” generally equals the taxpayer’s gross investment income reduced by deductions that are allocable to such income. Shareholders are urged to consult their tax advisors regarding the implications of the additional Medicare tax resulting from their ownership and disposition of our common stock.
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
Disposition of Shares. In general, a Non-U.S. Holder is not subject to U.S. federal income tax or withholding tax on any gain resulting from the disposition of our common stock provided the Non-U.S. Holder is not engaged in a U.S. trade or business. A Non-U.S. Holder that is engaged in a U.S. trade or business will be subject to U.S. federal income tax on a net basis in the event the gain from the disposition of shares is effectively connected with the conduct of such U.S. trade or business (provided, in the case of a Non-U.S. Holder entitled to the benefits of an income tax treaty with the United States, such gain also is attributable to a U.S. permanent establishment or fixed base maintained by the Non-U.S. Holder). In addition, the after-tax earnings and profits attributable to effectively connected dividends of a Non-U.S. Holder that is treated as a corporation for U.S. federal income tax purposes generally will be subject to U.S. branch profits tax at a rate of 30% (or lower rate pursuant to an applicable income tax treaty), subject to certain adjustments. However, even if not engaged in a U.S. trade or business, individual Non-U.S. Holders may be subject to tax at a rate of 30% on a gain resulting from the disposition of our common stock if they are present in the United States for 183 days or more during the taxable year in which those shares are disposed and meet certain other requirements.

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

In addition, individual citizens or residents of the United States holding certain “foreign financial assets” (which generally includes stock and other securities issued by a foreign person unless held in an account maintained by certain financial institutions) that exceed certain thresholds (the lowest being holding foreign financial assets with an aggregate value in excess of: (1) $50,000 on the last day of the tax year or (2) $75,000 at any time during the tax year) are required to report information relating to such assets. Significant penalties may apply for failure to satisfy the reporting obligations described above. Our shareholders are urged to consult their tax advisors regarding their reporting obligations, if any, that could result from their purchase, ownership or disposition of our common stock.
Non-U.S. Tax Considerations

Republic of the Marshall Islands Tax Consequences. The following is applicable to persons who are not citizens of and do not reside in, maintain offices in or carry on business or conduct transactions in the Republic of the Marshall Islands.

Because we and our subsidiaries do not and assuming we and our subsidiaries continue not to carry on business or conduct transactions in the Republic of the Marshall Islands, under current Republic of the Marshall Islands law you will not be subject to Republic of the Marshall Islands taxation or withholding on dividends we make to you as a shareholder. In addition, you will not be subject to Republic of the Marshall Islands stamp, capital gains or other taxes on the purchase, ownership or disposition of common stock, and you will not be required by the Republic of the Marshall Islands to file a tax return relating to your ownership of common stock.

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
Documents concerning us that are referred to herein may be inspected at our principal executive offices at 10 Bressenden Place, London, SW1E 5DH, United Kingdom, and may also be obtained from our website at www.navigatorgas.com. Those documents electronically filed via the SEC’s Electronic Data Gathering, Analysis, and Retrieval (or EDGAR) system may be obtained from the SEC’s website at http://www.sec.gov. Information contained on any website referenced in this Annual Report on Form 20-F is not incorporated by reference herein.

I.	Subsidiary Information
Not applicable.

J.	Annual Report to Security Holders
Not applicable.

Item 11.	Quantitative and Qualitative Disclosures About Market Risk
Interest Rate Risk. We are exposed to the impact of interest rate changes through borrowings that require us to make interest payments based on SOFR. We are party to a fixed-rate unsecured bond and our wholly-owned subsidiaries and certain of our vessel-owning subsidiaries are party to secured term loans and revolving credit facilities that bear interest at rates of SOFR plus margins of between 170 and 247 basis points. At December 31, 2025, $528.3 million of our outstanding debt (including our bond and excluding deferred finance costs) had fixed rates or was hedged using interest rate swaps and therefore is not exposed to changes in interest rate movements, whereas $379.6 million (excluding deferred finance costs) was not hedged and is therefore subject to variable interest rates. Based on this, a hypothetical increase in SOFR of 100 basis points, all other things being equal, could result in $3.8 million of additional annual interest expense on our indebtedness outstanding as of December 31, 2025.

We use interest rate swaps to reduce our exposure to changes in interest rates. The principal objective of these contracts is to minimize the risks and costs associated with our floating-rate debt. The Company is exposed to the risk of credit loss in the event of non-performance by the counterparty to the interest rate swap agreements.
Foreign Currency Exchange Rate Risk. Our primary economic environment is the international shipping market. This market utilizes the U.S. Dollar as its functional currency. Consequently, most of our revenue is generated in U.S. Dollars. Our expenses are in the currency invoiced by each supplier, and we remit funds in various currencies. We incur some vessel operating expenses and general and administrative costs in foreign currencies, primarily Euros, Pound Sterling, Danish Kroner, and Polish Zloty, and therefore there is a transactional risk that currency fluctuations could have a negative effect on our cash flows and financial condition. We have not entered into any derivative contracts to mitigate our exposure to foreign currency exchange rate risk as of December 31, 2025.
Inflation. We are exposed to increases in operating costs arising from vessel operations, including crewing, vessel repair costs, drydocking costs, insurance and fuel prices as well as from general inflation, and we are subject to fluctuations as a result of general market forces. Increases in bunker costs could have a material effect on our future operations if the number and duration of our voyage charters or contracts of affreightment ("COAs") increase. In the case of the 49 vessels owned and commercially managed by us as of December 31, 2025, 29 were employed on time charter and as such it is the charterers who pay for the fuel on those vessels. If our vessels are employed under voyage charters or COAs, freight rates are generally sensitive to the price of fuel however a sharp rise in bunker prices may have a temporary negative effect on our results as, typically, freight rates do not adjust immediately.
Credit Risk. We may be exposed to credit risks in relation to vessel employment, and at times we may have multiple vessels employed by the same charterer. We consider and evaluate the concentration of credit risk continuously and perform ongoing evaluations of these charterers for credit risk. At December 31, 2025, no more than four of our vessels were employed by the same charterer. We invest our surplus funds with reputable financial institutions, and as of December 31, 2025, all such deposits had maturities of no more than three months.

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

Disclosure Controls and Procedures

Our management including our Chief Executive Officer and our Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) as of December 31, 2025, have concluded that, as of such date, our disclosure controls and procedures were effective.

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

Management has performed an assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2025, based on the provisions of Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based upon the evaluation, our management, with the participation of our Chief Executive Officer and our Chief Financial Officer, concluded that our internal control over financial reporting was effective as of December 31, 2025.

Attestation Report of the Independent Registered Accounting Firm

The Company’s internal control over financial reporting, as of December 31, 2025, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, who also audited the Company’s consolidated financial statements for that year. PricewaterhouseCoopers LLP audit report on the effectiveness of internal control over financial reporting is presented on page F-2.

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

We have adopted a Code of Conduct and Business Ethics that applies to all entities controlled by the Company and its employees, directors, officers and agents of the Company. We will provide any person, free of charge, a copy of our Code of Conduct and Business Ethics upon written request to our principal executive office. This document is also available on our website at www.navigatorgas.com.

We intend to provide disclosure of any amendments or waivers to our Code of Conduct and Business Ethics on our website within five business days following the date of the amendment or waiver.

Item 16C.	Principal Accountant Fees and Services

Our principal accountant for 2025 and 2024 was PricewaterhouseCoopers LLP.
Audit Fees

Audit fees incurred in 2025 and 2024 were $2.1 million and $2.0 million, respectively, relating to aggregate fees billed for professional services rendered by the principal accountant for the audit of the Company and its subsidiaries’ annual financial statements. Additional fees of approximately $0.2 million related to the principal accountant’s quarterly reviews were billed in each of 2025 and 2024.

Audit-Related Fees

Audit related fees incurred by the Company for services provided by our principal accountant were $nil in 2025 and 2024.

Tax Fees

There were no tax fees billed or tax services provided by our principal accountant in 2025 and 2024.

All Other Fees

There was approximately $0.5 million billed for other fees in 2025 charged by our principal accountant compared to $0.6 million in 2024.

The Company's Audit and Risk Committee has the authority to pre-approve permissible audit and non-audit services not prohibited by law to be performed by our independent registered public accounting firm and any associated fees. Engagements for proposed services either may be separately pre-approved by the audit committee or entered into pursuant to detailed pre-approval policies and procedures established by the audit committee, as long as the audit committee is informed on a timely basis of any engagement entered into on that basis. The Audit and Risk Committee separately pre-approved all engagements and fees paid to our principal accountant for all periods in 2025 and 2024.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Period	Total number of common shares purchased	Average price paid per common share	Total dollar amount purchased as part of all publicly announced plans or programs	Approximate dollar value of common shares that may yet be purchased under such plans or programs
			(in thousands)	(in thousands)
December 2022	459,665	$11.93	$5,486	$44,514
2022	459,665	11.93	5,486	44,514

January 2023	636,892	12.17	7,753	36,761
February 2023	416,341	13.30	5,537	31,224
March 2023	1,109,251	13.34	14,814	16,410
April 2023	1,080,681	13.92	15,079	1,331
May 2023	107,117	13.35	1,445	24,886
August 2023	80,000	13.57	1,088	23,798
September 2023	136,933	13.99	1,919	21,879
November 2023	13,709	14.59	200	21,679
December 2023	62,793	14.34	902	20,777
2023	3,643,717	13.38	48,737	20,777

March 2024	52,630	15.19	801	19,976
May 2024	116,737	17.12	2,001	17,974
June 2024	3,500,000	14.52	50,821	—
August 2024	141,824	16.42	2,333	15,642
November 2024	69,166	15.86	1,099	14,543
2024	3,880,357	14.70	57,055	14,543

March 2025	136,295	14.17	1,931	12,612
May 2025	395,965	14.17	5,611	57,139
June 2025	1,894,626	14.42	27,322	29,818
July 2025	1,348,867	15.15	20,432	9,386
August 2025	129,539	16.06	2,080	7,306
November 2025	303,180	17.76	5,385	1,921
2025	4,208,472	14.91	62,761	1,921

Total	12,192,211	$14.27	$174,039	$1,921

Item 16F.	Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.	Corporate Governance

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

Nominations and Corporate Governance Committees

The NYSE requires that a listed U.S. company have a nominations committee and a corporate governance committee composed entirely of independent directors and committee charters specifying the purpose, duties and evaluation procedures of the committees. While we are not required under Marshall Islands law and our bylaws to have nomination and corporate governance committees, we have a Governance, People and Compensation Committee however, it is not composed entirely of independent directors, as is required under the NYSE standards applicable to listed U.S. companies. We do not have a corporate governance committee, however the Company does have an Audit and Risk Committee.

Compensation Committee

The NYSE requires that a U.S. company have a Compensation Committee composed of independent directors and a committee charter specifying the purpose. duties and evaluation procedures of the committee. Compensation falls to our Governance, People and Compensation Committee, however, it is not composed entirely of independent directors.

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

Oversight of Cybersecurity Matters

The Board of Directors ensures effective governance of risks related to cybersecurity threats. The Audit and Risk Committee oversees these threats and their risk management. The Company's management keeps the Board of Directors and the Audit and Risk Committee periodically informed about emerging threats. The Board and the Audit and Risk Committee are comprised of members from diverse backgrounds with a wealth of experience, enabling them to effectively manage risk strategies and governance, including cybersecurity.

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

Key members of the Company’s management are appraised of the Company’s latest cybersecurity posture and developments including, but not limited to, new threats, incidents, risks, risk management solutions, tools, training, strategy pivots, and governance changes.

Engagement of Third Parties

The Company engages qualified third‑party providers to support its cybersecurity program. These include cybersecurity service providers, independent assessors, consultants, auditors, and other specialists. The use of independent third parties for annual penetration testing and other assessments is intended to ensure objective evaluation of the Company’s cybersecurity posture. The Company also relies on a number of external vendors for IT and operational services, which introduces additional cybersecurity risk that the Company assesses as part of its broader risk‑management activities.

Material Impact on Company

The Company has not experienced any cybersecurity incidents that have materially affected the Company’s business strategy, operating results, or financial condition. However, cybersecurity threats continue to evolve, and the Company recognizes the importance of maintaining vigilance, strengthening controls, and advancing its cybersecurity maturity.

We continue to use a risk-based approach to identify areas to focus on for improvement of our cyber security and to improve our overall baseline of security to an optimum level.

For a discussion of risks to the Company from cybersecurity threats, see “Item 3D. Risk Factors - We rely on our information systems to conduct our business, and failure to protect these systems against security breaches could disrupt our business and adversely affect our operating results;”.

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

2.1	Form of Common Stock Certificate (incorporated by reference to Exhibit 4.5 to the registrant’s Registration Statement on Form F-1 (File No. 333-191784), filed on November 15, 2013).
2.2	A description of the rights of each class of securities that is registered under Section 12 of the Exchange Act.
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

4.2
Supplemental Deed, dated February 13, 2014, among PT Navigator Khatulistiwa, PT Persona Sentra Utama, PT Mahameru Kencana Abadi, Navigator Gas Invest Limited, Falcon Funding Ptd. Ltd. and Navigator Gas L.L.C. (incorporated by reference to Exhibit 4.9 to the registrant’s Annual Report on Form 20-F (File No. 001-36202), filed on March 17, 2014).

4.3
Share Purchase Agreement, dated August 4, 2021, among Navigator Holdings Ltd., Ultranav International S.A., Ultranav Denmark ApS and Naviera Ultranav Limitada (incorporated by reference to Exhibit 4.1 to the registrant’s Report on Form 6-K (File No. 001-36202), filed on August 4, 2021).

4.4	$200 million Senior Secured Term Loan facility agreement dated March 20, 2023 between Navigator Gas L.L.C. as borrower and ABN AMRO BANK N.V. and NORDEA BANK ABP, FILIAL I NORGE as bookrunners.
4.5
$151,2 million Term Loan Facility dated December 15, 2022, between Pacific Jupiter L.L.C., Pacific Mars L.L.C.,Pacific Mercury L.L.C., Pacific Saturn L.L.C., and Pacific Venus L.L.C. as Borrowers and ING Bank N.V., London Branch as Coordinator.

4.6	Policy for the Recovery of Erroneously Awarded Compensation
4.7
Bond Terms between Navigator Holdings Ltd., as issuer, and Nordic Trustee AS, as bond trustee and security agent, in the bond issue of 7.75% Navigator Holdings Ltd. Senior Unsecured Callable Bonds dated October 28, 2024 (incorporated by reference to Exhibit 4.1 to the registrant’s Report on Form 6-K (File No. 001-36202), filed on October 29, 2024).

4.8
Facilities agreement relating to a term loan and revolving credit facility dated August 9, 2024, between Navigator Atlas L.L.C., Navigator Aurora L.L.C., Navigator Europa L.L.C., Navigator Oberon L.L.C., Navigator Triton L.L.C. and Credit Agricole Corporate and Investment Bank, ING Bank a branch of ING-DIBA AG, and Skandinaviska Enskilda Banken AB (PUBL).

4.9	Insider Trading Policy of Navigator Holdings Ltd.

Exhibit Number	Description
4.10
Navigator Holdings Ltd. 2023 Long-Term Incentive Plan, effective as of April 10, 2024 (incorporated by reference to Exhibit 4.3 to the registrant’s Registration Statement on Form S-8 (File No. 333-191784), filed on April 10, 2024).

4.11	Facility Agreement for a senior secured term loan between Navigator Gas L.L.C. and Nordea, dated February 7, 2025.
4.12	Tap Issue Addendum between Navigator Holdings Ltd. and Nordic Trustee AS, dated April 2, 2025.
4.13
Facilities agreement relating to a term loan and revolving credit facility dated May 2, 2025, between Navigator Gas L.L.C., Othello Shipping Company S.A. and Nordea Bank Abp filial i Norge, Danish Ship Finance A/S, Danske Bank A/S, DNB (UK) Limited, ING Bank N.V., London Branch and Skandinaviska Enskilda Banken AB (publ).

4.14	Investment Agreement between Amon Gas Holding AS, Navigator Gas Invest II Limited and Amon Shipholding AS (tbr Navigator Amon Shipping AS dated July 14, 2025.
8.1*	List of Subsidiaries of Navigator Holdings Ltd.
12.1*	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer.
12.2*	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer.
13.1*	Certification under Section 906 of the Sarbanes-Oxley Act of 2002 of the Chief Executive Officer.
13.2*	Certification under Section 906 of the Sarbanes-Oxley Act of 2002 of the Chief Financial Officer.
15.1*	Consent of Independent Registered Public Accounting Firm, PwC LLP
15.2*	Consent of Independent Registered Public Accounting Firm, DELOITTE & TOUCHE LLP

Exhibit Number	Description
101. INS*	Inline XBRL Instance Document—the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101. SCH*	Inline XBRL Taxonomy Extension Schema
101. CAL*	Inline XBRL Taxonomy Extension Schema Calculation Linkbase
101. DEF*	Inline XBRL Taxonomy Extension Schema Definition Linkbase
101. LAB*	Inline XBRL Taxonomy Extension Schema Label Linkbase
101. PRE*	Inline XBRL Taxonomy Extension Schema Presentation Linkbase
104*	Cover Page Interactive Date File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

NAVIGATOR HOLDINGS LTD.
Date:	By:	/s/ Gary Chapman
March 12, 2026	Name:	Gary Chapman
	Title:	Chief Financial Officer

INDEX TO FINANCIAL STATEMENTS

NAVIGATOR HOLDINGS LTD.
AUDITED CONSOLIDATED FINANCIAL STATEMENTS
Report of Independent Registered Public Accounting Firm (PricewaterhouseCoopers LLP - PCAOB ID 876)	F-2 to F-3
Report of Independent Registered Public Accounting Firm (DELOITTE & TOUCHE LLP - PCAOB ID 34)	F-4
Consolidated Balance Sheets as of December 31, 2024 and 2025	F-5
Consolidated Statements of Operations for the years ended December 31, 2023, 2024 and 2025	F-6
Consolidated Statements of Comprehensive Income for the years ended December 31, 2023, 2024 and 2025	F-7
Consolidated Statements of Stockholders’ Equity for the years ended December 31, 2023, 2024 and 2025	F-8
Consolidated Statements of Cash Flows for the years ended December 31, 2023, 2024, and 2025	F-9 to F-10
Notes to the Consolidated Financial Statements	F-11

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Navigator Holdings Ltd.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Navigator Holdings Ltd. and its subsidiaries (the “Company”) as of December 31, 2025 and 2024, and the related consolidated statements of operations, comprehensive income, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2025, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, based on our audits and the report of Deloitte & Touche LLP, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, based on our audit, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

We did not audit the financial statements of Enterprise Navigator Ethylene Terminal LLC, a 50% equity investment of the Company, as of December 31, 2025 and 2024, and for each of the three years in the period ended December 31, 2025, which is reflected in the consolidated financial statements of the Company as an equity method investment of $244.5 million and $250.4 million as of December 31, 2025 and 2024, respectively, and income from equity investments of $8.0 million, $17.2 million and $20.4 million for each of the three years in the period ended December 31, 2025. Those statements were audited by Deloitte & Touche LLP, whose report thereon has been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for Enterprise Navigator Ethylene Terminal LLC, is based solely on the report of Deloitte & Touche LLP.

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

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits and the report of Deloitte & Touche LLP provide a reasonable basis for our opinions.

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

Valuation of vessels and capitalized drydocking costs

As described in Notes 2 and 6 to the consolidated financial statements, the aggregate carrying value of the Company’s vessels and capitalized drydocking costs as of December 31, 2025 was $1,601.0 million and the depreciation and amortization charge for the year ended December 31, 2025 was $134.2 million. Management reviews the useful economic lives of vessels on a periodic basis. This review involves judgment and assumptions, including an evaluation of historical useful lives, an analysis of costs incurred during drydocking, and an assessment of gains or losses realized on vessels sold in recent years.

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

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the valuation of vessels, including assessment of useful economic lives. These procedures also included, among others (i) testing management’s process for determining the useful economic lives; (ii) evaluating the appropriateness of the methodology; (iii) testing the completeness and accuracy of underlying data used by management in their assessment; and (iv) evaluating the reasonableness of the significant assumption related to the economic useful lives. Evaluating management’s assumptions related to the useful economic lives involved evaluating whether the assumptions used by management were reasonable considering (i) industry trends, (ii) historical drydocking costs and timing of drydock compared to management’s schedule and (iii) the profit or losses realized through vessels sold recently and therefore whether there is an indication that the useful economic lives applied to vessels may not be appropriate.

/s/ PricewaterhouseCoopers LLP

London, United Kingdom
March 12, 2026

We have served as the Company’s auditor since 2021.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member of Enterprise Navigator Ethylene Terminal LLC

Opinion on the Financial Statements

We have audited the balance sheets of Enterprise Navigator Ethylene Terminal LLC (the "Company") as of December 31, 2025 and 2024, the related statements of operations, cash flows, and members' equity, for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the "financial statements") (not presented herein). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

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

/s/ Deloitte & Touche LLP

Houston, Texas
March 12, 2026

We have served as the Company’s auditor since 2018.

Navigator Holdings Ltd.
Consolidated Balance Sheets

	December 31, 2024	December 31, 2025
Assets	(in thousands, except share data)
Current assets
Cash and cash equivalents	$130,821	$154,950
Restricted cash	8,976	49,921
Accounts receivable, net of allowance for credit losses	29,037	34,808
Accrued income	5,809	7,832
Prepaid expenses and other current assets	14,824	19,466
Bunkers and other inventory	13,752	15,412
Insurance receivable	3,368	6,520
Amounts due from related parties	13,797	6,542
Total current assets	220,384	295,451

Non-current assets
Vessels, net	1,653,607	1,601,045
Vessels under construction	41,589	115,321
Asset held for sale	—	7,761
Property, plant and equipment, net	385	302
Intangible assets, net of accumulated amortization	406	360
Equity method investments	253,729	247,935
Derivative assets	7,191	1,372
Right-of-use asset	2,088	1,282
Other non-current assets	1,250	8,285
Total non-current assets	1,960,245	1,983,663
Total Assets	$2,180,629	$2,279,114

Liabilities and Stockholders’ Equity
Current liabilities
Current portion of secured term loan facilities, net of deferred financing costs	$250,087	$168,066
Current portion of operating lease liabilities	1,180	1,203
Accounts payable	13,823	12,641
Accrued expenses and other liabilities	24,334	35,450
Accrued interest	4,835	4,084
Deferred income	24,514	27,283
Derivative liability	—	2,219
Total current liabilities	318,773	250,946

Non-current liabilities
Secured term loan facilities and revolving credit facilities, net of current portion and deferred financing costs	504,995	593,960
Senior unsecured bond, net of deferred financing costs	98,446	138,183
Operating lease liabilities, net of current portion	2,574	1,636
Deferred income	—	18,000
Deferred tax liabilities	9,477	19,648
Total non-current liabilities	615,492	771,427
Total liabilities	934,265	1,022,373
Commitments and Contingencies - Note 15
Stockholders’ Equity
Common stock—$0.01 par value per share; 400,000,000 shares authorized; 65,250,444 shares issued and outstanding at December 31, 2025 (December 31, 2024: 69,397,648)	695	653
Additional paid-in capital	800,800	799,433
Accumulated other comprehensive loss	(548)	(408)
Retained earnings	404,522	427,162
Total Navigator Holdings Ltd. Stockholders’ Equity	1,205,469	1,226,840
Non-controlling interest	40,895	29,901
Total equity	1,246,364	1,256,741
Total Liabilities and Stockholders’ Equity	$2,180,629	$2,279,114
See accompanying notes to consolidated financial statements.

Navigator Holdings Ltd.
Consolidated Statements of Operations

	Year ended December 31, 2023	Year ended December 31, 2024	Year ended December 31, 2025
	(in thousands, except per share data)
Revenue
Operating revenues	$493,339	$511,667	$538,457
Operating revenues – Unigas Pool	50,043	55,012	48,504
Operating revenues – Luna Pool collaborative arrangements	7,355	—	—
Total operating revenues	550,737	566,679	586,961
Expenses
Brokerage commission	6,923	7,012	7,333
Voyage expenses	74,509	72,144	77,269
Voyage expenses – Luna Pool collaborative arrangements	5,561	—	—
Vessel operating expenses	170,952	175,034	191,290
Depreciation and amortization	129,202	132,725	134,497
General and administrative costs	31,213	36,580	36,353
Profit from sale of vessels	(4,797)	—	(25,206)
Total net operating expenses	413,563	423,495	421,536
Operating Income	137,174	143,184	165,425
Other Income/(Expenses)
Realized loss on non-designated derivative instruments	—	—	(1,228)
Unrealized loss on non-designated derivative instruments	(7,282)	(7,483)	(4,678)
Interest expense	(64,915)	(56,141)	(55,778)
Interest income	5,707	6,244	5,822
Write off of deferred financing costs	(171)	(829)	(266)
Unrealized foreign exchange gain/(loss)	17	(1,968)	(1,274)
Loss on repayment of senior and unsecured bonds	—	(1,456)	—
Net Other income	60	—	2,301
Income before taxes and share of result of equity method investments	70,590	81,551	110,324
Income taxes	(4,325)	(4,365)	(12,487)
Share of result of equity method investments	20,607	16,911	8,036
Net income	86,872	94,097	105,873
Net income attributable to non-controlling interest	(4,617)	(8,526)	(5,751)
Net Income attributable to stockholders of Navigator Holdings Ltd.	$82,255	$85,571	$100,122

Basic	$1.11	$1.20	$1.49
Diluted:	$1.10	$1.19	$1.47
Weighted average number of shares outstanding in the period:
Basic	74,096,284	71,149,671	67,333,263
Diluted:	74,607,449	71,838,034	68,036,773

See accompanying notes to consolidated financial statements.

Navigator Holdings Ltd.
Consolidated Statements of Comprehensive Income

	Year ended December 31, 2023	Year ended December 31, 2024	Year ended December 31, 2025
	(in thousands)
Net Income	$86,872	$94,097	$105,873
Other Comprehensive Income:
Foreign currency translation gain/(loss)	311	(396)	140
Total Comprehensive Income	87,183	93,701	106,013
Total Comprehensive Income attributable to:
Stockholders of Navigator Holdings Ltd.	82,566	85,175	100,262
Non-controlling interests	4,617	8,526	5,751
Total Comprehensive Income	$87,183	$93,701	$106,013

See accompanying notes to consolidated financial statements.

Navigator Holdings Ltd.
Consolidated Statements of Stockholders’ Equity

	Common stock
	Number of shares	Amount at $0.01 par value	Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Retained Earnings	Non-controlling interest	Total
	(in thousands, except share data and par values)
January 1, 2023	76,804,474	$769	$798,188	$(463)	$364,000	$10,918	$1,173,412
Restricted shares issued March 15, 2023	47,829	—	—	—	—	—	—
Net income	—	—	—	—	82,255	4,617	86,872
Foreign currency translation	—	—	—	311	—	—	311
Investment by non-controlling interest	—	—	—	—	—	27,265	27,265
Repurchase of common stock	(3,643,717)	(36)	—	—	(48,700)	—	(48,736)
Share-based compensation plan	—	—	1,284	—	—	—	1,284
Dividend declared	—	—	—	—	(7,334)	—	(7,334)
December 31, 2023	73,208,586	733	799,472	(152)	390,221	42,800	1,233,074
Restricted shares issued	54,851	1	—	—	—	—	1
Unrestricted shares issued	14,568	—	137	—	—	—	137
Net income	—	—	—	—	85,571	8,526	94,097
Foreign currency translation	—	—	—	(396)	—	—	(396)
Dividend declared	—	—	—	—	(14,254)	(1,600)	(15,854)
Repurchase of common stock	(3,880,357)	(39)	—	—	(57,016)	—	(57,055)
Share-based compensation plan	—	—	1,191	—	—	—	1,191
De-consolidation of Variable Interest Entity	—	—	—	—	—	(8,831)	(8,831)
December 31, 2024	69,397,648	695	800,800	(548)	404,522	40,895	1,246,364
Restricted shares issued	44,443	—	—	—	—	—	—
Unrestricted shares issued	16,825	—	—	—	—	—	—
Net income	—	—	—	—	100,122	5,751	105,873
Foreign currency translation	—	—	—	140	—	—	140
Dividend paid	—	—	—	—	(14,763)	(7,122)	(21,885)
Repurchase of common stock	(4,208,472)	(42)	—	—	(62,719)	—	(62,761)
Share-based compensation plan	—	—	1,833	—	—	—	1,833
Investment by non-controlling interest	—	—	—	—	—	4,000	4,000
Purchase of non-controlling interest	—	—	(3,200)	—	—	(13,623)	(16,823)
December 31, 2025	65,250,444	$653	$799,433	$(408)	$427,162	$29,901	$1,256,741

See accompanying notes to consolidated financial statements.

Navigator Holdings Ltd.
Consolidated Statements of Cash Flows

	Year ended December 31, 2023	Year ended December 31, 2024	Year ended December 31, 2025
	(in thousands)
Cash flows from operating activities
Net income	$86,872	$94,097	$105,873
Adjustments to reconcile net income to net cash provided by operating activities
Unrealized loss on non-designated derivative instruments	7,282	7,483	4,678
Realized loss on non-designated derivative instruments	—	—	1,228
Proceeds from derivative settlements	—	—	2,608
Depreciation and amortization	129,202	132,725	134,497
Payment of drydocking costs	(12,424)	(32,057)	(25,752)
Profit from sale of vessel	(4,797)	—	(25,206)
Share-based compensation expense	1,284	1,328	1,833
Amortization of deferred financing costs	3,716	4,085	3,477
Share of results of equity method investments	(20,607)	(16,911)	(8,036)
Deferred taxes	2,363	3,266	10,171
Repayments under operating lease obligations	(289)	(1,013)	(1,447)
Gain on the consolidation of VIE	—	(504)	—
Net Other Income	—	—	(2,301)
Other unrealized foreign exchange (gain)/loss	(160)	965	(359)
Changes in operating assets and liabilities
Accounts receivable	(16,408)	5,616	(5,771)
Insurance claim receivable	400	(6,416)	(5,519)
Bunkers and lubricant oils	(496)	(4,709)	(1,660)
Accrued income, prepaid expenses and other current assets	11,013	(342)	(5,859)
Accounts payable, accrued interest, accrued expenses and other liabilities	4,501	3,305	11,952
Amount due to/from related parties	(17,039)	19,605	7,255
Net cash provided by operating activities	174,413	210,523	201,662

Cash flows from investing activities
Additions to vessels and equipment	(191,727)	—	(85,019)
Additions to vessels under construction	—	(41,208)	(68,526)
Contributions to equity method investments	(36,558)	(89,000)	(4,000)
Distributions from equity method investments	30,790	27,092	17,830
Investment in preferred securities	—	(1,250)	(1,250)
Purchase of other property, plant and equipment and intangibles	(233)	(194)	(52)
Net proceeds from sale of vessels	20,720	—	47,834
Proceeds from Government Grant	—	—	9,715
Insurance recoveries	527	3,573	2,367

	Year ended December 31, 2023	Year ended December 31, 2024	Year ended December 31, 2025
	(in thousands)
Net cash used in investing activities	(176,481)	(100,987)	(81,101)

Cash flows from financing activities
Proceeds from secured term loan facilities and revolving credit facilities	323,561	216,092	374,600
Direct financing cost of secured term loan and revolving credit facilities and unsecured bonds	(3,548)	(1,476)	(4,112)
Repurchase of share capital	(48,736)	(57,055)	(62,719)
(Purchase)/proceeds of unsecured bonds	(9,000)	5,916	40,000
Repayment of secured term loan facilities and revolving credit facilities	(268,311)	(224,690)	(367,274)
Repayment of refinancing of vessel to related parties	(6,798)	(48,946)	—
Cash received from non-controlling interest	27,265	—	4,000
Purchase of non-controlling interest	—	—	(16,823)
Dividend paid to non-controlling interest	—	(1,600)	(7,122)
Dividends paid	(7,334)	(14,254)	(14,763)
Net cash provided by/(used in) financing activities	7,099	(126,013)	(54,213)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	17	(1,968)	(1,274)
Net increase/(decrease) in cash, cash equivalents and restricted cash	5,048	(18,445)	65,074
Cash, cash equivalents and restricted cash at beginning of year	153,194	158,242	139,797
Cash, cash equivalents and restricted cash at end of year	$158,242	$139,797	$204,871

Supplemental Information
Total interest paid during the year, net of amounts capitalized	$62,109	$53,794	$56,122
Total tax paid during the year	1,802	1,935	2,094

(Purchase)/proceeds of 8.0% senior unsecured bonds	(9,000)	9,000	—
Repayment of 8.0% senior unsecured bonds	—	(100,000)	—
Redemption costs of the 8.0% senior unsecured bonds	—	(1,456)	—
Issuance of 7.25% senior unsecured bonds	—	100,000	40,000
Issuance cost of 7.25% senior unsecured bonds	—	(1,628)	—
(Purchase)/proceeds of unsecured bonds	(9,000)	5,916	40,000

Cash, cash equivalents	149,604	130,821	154,950
Restricted cash	8,638	8,976	49,921
Cash, cash equivalents and restricted cash	$158,242	$139,797	$204,871

See accompanying notes to consolidated financial statements.

Navigator Holdings Ltd.
Notes to the Consolidated Financial Statements
for the year ended December 31, 2025

1. Description of the Business

Navigator Holdings Ltd. (the “Company”), the ultimate parent company of the Navigator Group of companies, is registered in the Republic of the Marshall Islands. The Company has a core business of owning and operating a fleet of liquefied gas carriers. As of December 31, 2025, the Company owned and operated 57 gas carriers (the “Vessels”) each having a cargo capacity of between 3,770 cbm and 38,000 cbm, of which 26 were ethylene and ethane-capable vessels.

Our Ethylene Export Terminal, owned by the Export Terminal Joint Venture, includes an ethylene cryogenic storage tank with a capacity of 30,000 tons, and has the capacity to export approximately 1.55 million tons of ethylene per year and load ethylene-capable gas carriers at rates of 1,000 tons per hour.

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
•our current financial condition and liquidity sources, including current funds available, financial covenants, and forecasted future cash flows;
•the severity and duration of any world events and armed conflicts, and associated repercussions to supply and demand for oil and gas and the economy generally as well as possible effects of trade disruptions;
•environmental regulations such as those affecting vessels' Energy Efficiency Existing Ship Index (“EEXI”); and
•the total capital contributions required for our six newbuild vessels.

As of December 31, 2025, our total current assets exceeded our total current liabilities by approximately $44.5 million.

Management has determined that it is appropriate to continue to adopt the going concern basis in preparing the financial statements.

The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries and Variable Interest Entities (“VIE”) for which the Company is a primary beneficiary and which are also consolidated (See Note 10. Variable Interest Entities to our consolidated financial statements). All intercompany accounts and transactions have been eliminated on consolidation.

We operate the Ethylene Export Terminal through our 50/50 Export Terminal Joint Venture. Our joint venture partner is the sole managing member of the Export Terminal Joint Venture and it is also the operator of the Ethylene Export Terminal. The Export Terminal Joint Venture is organized as a limited liability company and maintains separate ownership accounts. Consequently, we account for our investment using the equity method as our ownership interest is 50% and we exercise joint control over the investee’s operating and financial policies. We disclose our proportionate share of profits and losses from equity method unconsolidated affiliates in the statement of operations and adjust the carrying amount of our equity method investments on the balance sheet accordingly. The carrying amount is recognized initially at cost, which includes interest capitalized from the terminal loan facility utilized during the construction phase. The capitalized interest will be amortized over the useful life of the terminal. After initial recognition, the consolidated financial statements will include the Company’s share of the profit or loss and other comprehensive income (“OCI”) of equity-accounted investees, until the date on which joint control ceases.

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

Unigas International B.V. (“Unigas”), based in the Netherlands, is an independent commercial and operational manager of seagoing vessels capable of carrying liquefied petrochemical and petroleum gases on a worldwide basis. We own a 33.33% share in Unigas. Unigas independently operates the Unigas Pool which was founded in 1969, with three pool members, Schulte Group, Sloman Neptun and Navigator Gas Denmark ApS (the “Pool Members”, or, a “Pool Member”) and where each Pool Member contributes vessels to operate within the Unigas Pool.

The Unigas Pool is not a legal entity, and operations are governed by an agreement between the Pool Members. Vessel earnings are pooled and then distributed to the Pool Members, using a pool-based formula according to the Unigas Pool Agreement.The Company’s investment in Unigas B.V is accounted for as an investment using the equity method in accordance with the guidance within ASC 810 – Consolidation, and ASC 323 – Equity Method and Joint Ventures, whereas revenues and expenses within the Unigas Pool are accounted for in accordance with ASC 842 – Leases.
(b) Vessels

Vessels are stated at cost, which includes the cost of construction, capitalized interest and other direct costs attributable to construction. The cost of the vessels (excluding the estimated initial drydocking cost) less their estimated residual value is depreciated on a straight-line basis over the vessel’s estimated useful life. The estimated useful life of the Company’s vessels is 25 years from the date of original construction.

(c) Vessels Held for Sale

Assets are classified as held for sale when the Company commits to a plan to sell the asset, completion of the sale is probable within one year, and the asset is available for immediate sale in its present condition. Consideration is given to whether the asset is being marketed for sale at a price that is reasonable in relation to its current fair value, and whether actions required to complete the plan indicate that it is unlikely that significant changes to the intention to sell will be made or that the intention to sell will be withdrawn. When assets are classified as held for sale, they are measured at the lower of their carrying amount or fair value less costs to sell, and they are tested for impairment. A loss is recognized when the carrying value of the asset exceeds the estimated fair value, less transaction costs. Assets classified as held for sale are no longer depreciated.

(d) Valuation of Vessels

Our vessels and capitalized drydocking costs are reviewed for impairment when events or circumstances indicate the carrying amount of the vessel and capitalized drydocking costs may not be recoverable. When such indicators are present, a vessel and the capitalized drydocking costs are tested for recoverability by comparing the future cash flows (undiscounted and excluding interest charges that will be recognized as an expense when incurred) expected to be generated by the vessel together with the capitalized drydocking costs over their estimated remaining useful life to its carrying value. If we determine that a vessel’s undiscounted cash flows are less than its carrying value, we record an impairment loss equal to the amount by which its carrying value exceeds its fair value. Fair value is determined using a discounted cashflow model. Should an impairment be recordered, the new lower cost basis would result in lower annual depreciation than before the impairment. At December 31, 2025, the estimated useful lives of the vessels remained unchanged at 25 years, and none of the vessels exhibited indicators of impairment.

We periodically review the useful economic lives of our vessels to ensure they remain appropriate. This review involves judgment and assumptions, including an evaluation of historical useful lives, an analysis of costs incurred during drydocking, and an assessment of gains or losses realized on vessels sold in recent years.

When impairment indicators are present, the estimates and assumptions regarding expected cash flows require considerable judgment by management and are based upon historical experience, financial forecasts, and industry trends and conditions. Future cash flow assumptions also require estimates regarding the remaining useful lives of the vessels and capitalized drydocking costs. When discounted cash flows are required, assumptions are made regarding the discount rate applied to the estimated future cash flows.

(e) Impairment of Equity Method Investments

Equity method investments are reviewed for indicators of impairment when events or circumstances indicate the carrying amount of the investment may not be recoverable. When such indicators are present, we determine if the indicators are ‘other than temporary’ to determine if an impairment exists. If we determine that an impairment exists, a discounted cash flow analysis is carried out based on the future cash flows expected to be generated over the investment’s estimated remaining useful life. The resulting net present value is compared to the carrying value and we could recognize an impairment loss equal to the amount by which the carrying amount exceeds its fair value.

(f) Drydocking Costs

Depending on age, each vessel is required to be drydocked approximately every two and a half year or five years for classification society surveys and inspections of, among other things, the underwater parts of the vessel. These works include, but are not limited to hull coatings, seawater valves, steelworks and piping works, propeller servicing and anchor chain winch calibrations, all of which cannot be performed while the vessels are operating. The Company capitalizes costs associated with the drydocking in accordance with ASC 360 – Property, Plant and Equipment, and amortized these costs on a straight-line basis over the period to the next expected drydock. Amortization of drydocking costs is included in depreciation and amortization in the Consolidated Statements of Operations. Costs incurred during the drydocking which relate to routine repairs and maintenance are expensed. Where a vessel is newly acquired, or constructed, a proportion of the cost of the vessel is allocated to the components expected to be replaced at the next drydock based on experience and past history of similar vessels. Drydocking costs are included within operating activities on the cashflow statement.

(g) Intangible Assets

Intangible assets consist of software acquisition and associated costs of software modification to meet the Company’s internal needs. Intangible assets are amortized on a straight-line basis over the expected life of the software license, product, or the expected duration that the software is estimated to contribute to the cash flows of the Company, which is typically five years. Amortization of intangible assets is included in depreciation and amortization in the Consolidated Statements of Operations. Intangible assets are assessed for impairment when and if impairment indicators exist. An impairment loss is recognized if the carrying amount of an intangible asset is not recoverable and exceeds its fair value. No impairment has been recognized for the years ending December 31, 2025, 2024 and 2023.

(h) Cash, Cash Equivalents and Restricted Cash

The Company considers highly liquid investments, such as time deposits and certificates of deposit with an original maturity of three months or less when purchased, to be cash equivalents. As of December 31, 2025, and 2024 and for the years then ended, the Company had balances in U.S. financial institutions in excess of the amounts insured by the Federal Deposit Insurance Corporation (“FDIC”). The Company also maintains cash balances in foreign financial institutions outside of the U.S. which are not covered by the FDIC.

Amounts included in restricted cash represent cash held in blocked deposit accounts as required in accordance with the terms of certain of the Company's secured term loans with banking institutions, and cash held by PT Navigator Khatulistiwa, the Company’s Indonesian joint venture. As of December 31, 2025, $49.9 million was classified as restricted (December 31, 2024: $9.0 million).

(i) Accounts Receivable, Net

The Company carries its accounts receivable at cost less an allowance for expected credit losses. As of December 31, 2025 and December 31, 2024, the Company evaluated its accounts receivable and established an allowance for expected credit losses, based on a history of past write-offs, collections and current credit conditions. The Company also considers future and reasonable and supportable forecasts of future economic conditions in its allowance for expected credit losses. The Company does not generally charge interest on past-due accounts (unless the accounts are subject to legal action), and accounts are written off as uncollectible when all reasonable collection efforts have failed. Accounts are deemed past-due based on contractual terms.

(j) Bunkers and Lubricant Oils

Bunkers and lubricant oils include bunkers (fuel) for those vessels under voyage charters. Under a time charter, the cost of bunkers is borne by and remains the property of the charterer. Bunkers and lubricant oils are accounted for on a first-in, first-out (“FIFO”) basis and are valued at cost.

(k) Deferred Finance Costs

Costs incurred in connection with obtaining secured term loan facilities, revolving credit facilities, and bonds are recorded as deferred financing costs and are amortized to interest expense over the estimated duration of the related debt. Such costs include fees paid to the lenders or on the lenders’ behalf and associated legal and other professional fees. Under the Accounting Standards Update (ASU) 2015- 03, Interest—Imputation of Interest, the Company has adopted the accounting standard (Subtopic 835-30) simplifying the presentation of debt issuance cost to present the unamortized debt issuance costs, excluding commitment fees, as a direct reduction of the carrying value of the debt. Deferred financing costs related to undrawn debt are presented as assets on our consolidated balance sheet and amortized using the straight-line method. Following a loan refinancing assessed as a modification, any unamortized issuance costs related to the refinanced facility will continue to be amortized over the new term of the loan using the effective interest rate method.
(l) Deferred Income
Deferred income is the balance of cash received in excess of revenue earned under voyage charter arrangements as of the balance sheet date. Deferred income also includes the unearned portion of time charter revenue invoices for which consideration has not been received as at the balance sheet date, but for which there exists an unconditional right to receive such consideration at the balance sheet date before the performance obligation is satisfied.

(m) Accruals and Other Liabilities

Accrued expenses and other liabilities include all accrued liabilities relating to the operations of our vessels as well as any amounts accrued for general and administrative costs.

(n) Revenue Recognition

The Company receives its revenue streams from three different sources; voyage or ‘spot’ charters, contracts of affreightment (“COA”), and time charters.

Voyage charter and COA arrangements

In the case of vessels contracted under voyage charters, the vessel is contracted for a voyage, or a series of voyages, between two or more ports and the Company is paid for the cargo transported. Revenue from COAs is recognized on the same basis as revenue from voyage charters, as they are essentially a series of consecutive voyage charters. Payment from voyage charters and COAs is due upon discharge of the cargo at the discharge port. We recognize revenue on a load port to discharge port basis and determine percentage of completion for all voyage charters and COAs on a time elapsed basis. The Company believes that the performance obligation towards the customer starts to become satisfied once the cargo is loaded at the load port and the obligation becomes completely satisfied once the cargo has been discharged at the discharge port.

Under this revenue recognition standard, the Company may incur certain costs following the commencement of a contract or charter party but before the loading of the cargo commences. These directly related costs are generally fuel or any canal or port costs incurred to get the vessel from its position at the inception of the contract to the load port to commence loading of the cargo. These costs are deferred and amortized over the duration of the performance obligation on a time basis. Voyage charters and COAs typically have an expected duration of one year or less.

Time charter arrangements

For vessels contracted under time charters, the arrangements are for a specified period of time. The Company receives a fixed charter rate per on-hire day which is payable monthly in advance and revenue is recognized ratably over the term of the charter. Key decisions concerning the use of the vessel during the time charter period reside with the charterer. We are responsible for the crewing, maintenance and insurance of the vessel, and the charterer is generally responsible for voyage specific costs, which typically include bunkers and port/canal costs. As the charterer holds rights to determine how and when the vessel is used and is also responsible for voyage specific costs incurred during the voyage, the charterer derives the economic benefits from the use of the vessel, as control over the use of the vessel is transferred to the charterer during the specified time charter period. Time charters are therefore considered operating leases and we apply the lease income recognition guidance in ASC 842 – Leases following the adoption of that standard. In addition, the Company has performed a qualitative analysis of each of its time charter contracts and concluded that the lease component is the predominant component as the charterer could attribute most value to the ability to direct the use of the vessel rather than to the technical and crewing services to operate the vessel which are add-on services. Accordingly, revenue from vessels under time charter arrangements is presented as a single lease component.

(o) Other Comprehensive Income

The Company follows the provisions of ASC 220 - Reporting Comprehensive Income, which requires separate presentation of certain transactions, which are recorded directly as components of stockholders’ equity. Comprehensive income is comprised of net income and foreign currency translation gains and losses.

(p) Voyage Expenses and Vessel Operating Expenses

Voyage expenses consist mainly of in-port expenses, canal fees and bunker (fuel) consumption and are recognized as incurred during the performance obligation (the period of time from load to discharge) of the vessel. Vessel operating expenses are expenses related to the operation of the vessels, such as crew costs, stores, insurance, and repairs and maintenance, and these are recognized as incurred.

When the Company employs its vessels on time charter, it is responsible for the vessel operating expenses while the customer is responsible for substantially all of the voyage expenses. When the Company employs its vessels on spot or voyage charters, the vessel is contracted only for a voyage between two or more ports, and the Company pays for all voyage expenses in addition to vessel operating expenses.

The Company also incurs certain voyage expenses to fulfill a contract with a charterer which are incurred following the commencement of a contract or charter party but before the loading of the cargo commences. These directly related expenses are generally fuel or any canal or port costs to get the vessel from its position at inception of the contract to the load port to commence loading of the cargo. These expenses are deferred and amortized over the duration of the performance obligation on a time basis.

(q) Repairs and Maintenance

All expenditures relating to routine maintenance and repairs are expensed when incurred.

(r) Insurance

The Company maintains hull and machinery insurance, war risk insurance, protection and indemnity insurance, increased value insurance, and demurrage and defense insurance in amounts considered prudent to cover normal risks in the ordinary course of its operations. Premiums paid in advance to insurance companies are recognized as prepaid expenses and recorded as a vessel operating expense over the period covered by the insurance contract. In addition, the Company maintains Directors and Officers insurance.
When the Company has enforceable insurance in place, a receivable is recognized for an insured event if realization is probable. We apply judgment that an insurance recovery is probable when the insurer has confirmed that a claim is covered by insurance, and an amount will be paid to the Company. If the insurance receivable realization is probable, the receivable is measured as the lesser of (a) the recognized loss from the insurance event or (b) the probable recovery from the insurer. Subsequent receipt of the receivable is typically but not always within a twelve-month period, and insurance receivables are typically classified as current on our consolidated balance sheet. If the recoverability of the insurance claim is subject to dispute then there is a rebuttable presumption that realization is not probable.

(s) Share-Based Compensation

The Company records the fair value of all equity-settled stock-based compensation awards as an expense in its financial statements. The terms and vesting schedules for share-based awards vary by type of grant. Generally, the awards vest subject to time-based (typically one to three years) service conditions. Compensation expense is recognized ratably over the service period.

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

(u) Foreign Currency Transactions

Substantially all of the Company’s cash receipts are in U.S. Dollars. The Company’s disbursements, however, are in the currency invoiced by the supplier. The Company remits funds in the various currencies invoiced. The non-U.S. Dollar invoices received, and their subsequent payments, are converted into U.S. Dollars when the transactions occur. The movement in exchange rates between these two dates is transferred to an exchange difference account and is expensed each month. As the majority of the Company's disbursements are in U.S. Dollars the Company considers exchange risk resulting from these non-U.S. Dollar transactions not to be material.

(v) Derivative Instruments

Derivative instruments are initially recorded at fair value as either assets or liabilities in the accompanying balance sheet and subsequently remeasured to fair value at each reporting date, regardless of the purpose or intent for holding the derivative. The resulting derivative assets or liabilities are not netted off against one another on the face of the balance sheet. The method of recognizing the resulting gain or loss is dependent on whether the derivative contract qualifies for hedge accounting and has been designated as a hedging instrument. For derivative instruments that are not designated or that do not qualify as hedging instruments under ASC 815 – Derivatives and Hedging, the asset or liability is recognized as ‘Derivative assets’ or ‘Derivative liabilities’ on the balance sheet and changes in the fair value of the derivative financial instruments are recognized in earnings. Gains and losses from movements in the fair value of the Company’s non-designated interest rate swap agreements are recorded in unrealized (losses)/gains on non-designated derivative instruments in the Company’s consolidated statement of operations and do not impact our cash flows.

(w) Income Taxes

Current taxation

Navigator Holdings Ltd. and its Marshall Islands subsidiaries are not required to pay income taxes in the Marshall Islands on ordinary income or capital gains as they qualify as exempt companies.

The Company has wholly owned subsidiaries incorporated in the United Kingdom where the base tax rate is 25%. These subsidiaries provide services to affiliated entities within the group.

The Company has a subsidiary in Poland where the base tax rate is 19%. The subsidiary earns management fees from fellow subsidiary companies.

The Company has a subsidiary incorporated in Singapore where the base tax rate is 17%. The subsidiary earns management and other fees and receives interest from a VIE, PT Navigator Khatulistiwa (“PTNK”). PTNK is subject to Indonesian freight tax on all of its gross shipping transportation revenue at a rate of 1.2% when vessels perform Indonesian cabotage, and 2.64% when vessels perform an international voyage.

The Company has a subsidiary in the United States of America where the base tax rate is 21%. The subsidiary owns a 50% interest in the Export Terminal Joint Venture, a pass through entity for U.S. tax purposes, with the subsidiary liable for its share of the profits of the Ethylene Export Terminal.

The Company considered the income tax disclosure requirements of ASC 740 – Income Taxes, with regard to disclosing material unrecognized tax benefits; none were identified. The Company’s policy is to recognize accrued interest and penalties for unrecognized tax benefits as a component of tax expense. As of December 31, 2025, and 2024, there were no accrued interest and penalties for unrecognized tax benefits.

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

(x) Earnings Per Share

Basic earnings per common share (“Basic EPS”) is computed by dividing the net income attributable to common stockholders by the weighted average number of shares outstanding in any period. Diluted earnings per common share (“Diluted EPS”) is computed by dividing the net income attributable to common stockholders by the weighted average number of common shares and dilutive common share equivalents then outstanding in any period.

Share options granted pursuant to the 2023 LTIP are the only dilutive shares in existence at December 31, 2025 and these shares have been considered as outstanding since their respective grant dates for the purposes of computing diluted earnings per share.

(y) Related parties

Parties are related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also related if they are subject to common control or significant influence.

(z) Segment Reporting

The Company’s chief operating decision maker (“CODM”) is the Chief Executive Officer. The CODM principally evaluates the performance of each vessel and all our vessels as a whole and not on the basis of separate business units, geographical area, or the location of activities. As a result, the Company has determined that it operates as one reportable segment. The CODM uses individual and total consolidated assets and individual and total consolidated income and expense information to manage the operations of the segment. Such measures are compared against prior periods to identify, assess, and respond to trends. As disclosed in Note 5. Operating Revenues to our consolidated financial statements, there are two different revenue streams due to the nature of the contracts that we operate. The Company considers that its equity method investments do not meet the criteria in ASC 280 to be separate reportable segments.

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

(ab) Government Grant

The Company may receive government grants that are specifically intended to fund the construction, acquisition, or improvement of vessels or other long-lived assets. The Company applies U.S. GAAP by analogy with IAS 20 to existing guidance for for-profit entities, including ASC 360, Property, Plant, and Equipment, and relevant concepts from ASC 958-605, Revenue Recognition by Not-for-Profit Entities.

Government grants that are directly related to the construction or acquisition of a specific vessel or other long-lived asset are recorded as deferred income when the Company concludes (i) the grant proceeds have been received or are receivable, (ii) the Company is reasonably assured that it will comply with the conditions attached to the grant, and (iii) the grant is not repayable. The deferred income will be amortized over the asset’s estimated useful life in accordance with the Company’s depreciation policies. If the Company determines that the conditions of the grant are not reasonably assured, the grant is recorded as a liability until the conditions are met or uncertainty is resolved. If the Company becomes aware that a grant may be refundable, the Company recognizes a liability in accordance with ASC 450-20, Loss Contingencies.

(ac) Recent Accounting Pronouncements

The following accounting standards issued as of December 31, 2025 may affect the future financial reporting by Navigator Holdings Ltd., however none of these new accounting pronouncements are expected to have a material impact on the financial reporting by the Company.

In September 2023, the Financial Accounting Standards Board (“FASB”) issued ASU 2023-09, Income Taxes (Topic 740)—Improvements to Income Tax Disclosures. Given the magnitude of changes to the tabular reconciliation as compared to the existing requirements, Public entities ("PBEs") will need to consider how they will adopt the standard. Whether it is applied prospectively or retrospectively, the adoption of the ASU will necessitate consideration of the reporting entity’s processes, systems, and controls around disclosures. The foreign tax effects category in particular expands significantly on existing disclosure for most reporting entities. For Public entities, ASU 2023-09 was effective for annual periods beginning after December 15, 2024 and the Company adopted ASU 2023-09 in the current year on a retrospectively basis.

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

In November 2024, the FASB issued ASU 2024-04, which provides additional guidance on the accounting for induced conversions of convertible debt instruments, including clarifying when induced conversion or debt extinguishment accounting should be applied. The amendments are effective for fiscal years beginning after December 15, 2025, and interim periods within those fiscal years. The guidance is to be applied prospectively, with retrospective application permitted. Early adoption is permitted for entities that have adopted ASU 2020-06. The Company is evaluating the impact of adoption on its consolidated financial statements, however, no material impact on our consolidated financial position is expected.

In January 2025, the FASB issued ASU 2025-01, which clarifies the effective date of ASU 2024-03 to confirm that all public business entities are required to initially adopt the guidance in annual reporting periods beginning after December 15, 2026, and in interim periods within annual reporting periods beginning after December 15, 2027. The ASU does not change the underlying disclosure requirements of ASU 2024-03. Early adoption of ASU2024-03 remains permitted. The issuance of this ASU does not change the Company’s current adoption plans.

In May 2025, the FASB issued ASU 2025-03, which clarifies the guidance for determining the accounting acquirer in certain business combinations involving the acquisition of a variable interest entity, particularly when the transaction is effected primarily through the exchange of equity interests. The amendments are effective for annual reporting periods beginning after December 15, 2026, including interim reporting periods within those annual reporting periods. The Company is evaluating the impact of adoption on its consolidated financial statements, however, no material impact on our consolidated financial position is expected.

In May 2025, the FASB issued ASU 2025-04. The ASU clarifies existing guidance in ASC 606 and ASC 718 for share-based payment awards granted as consideration payable to a customer in conjunction with the sale of goods or services, with the objective of reducing diversity in practice and improving operability. The ASU is effective for fiscal years beginning after December 15, 2026, including interim reporting periods within those fiscal years, with early adoption permitted. The Company is currently assessing the impact of the ASU on its consolidated financial statements, however, no material impact on our consolidated financial position is expected.

In July 2025, the FASB issued ASU 2025-05 to provide a practical expedient for estimating expected credit losses on current accounts receivable and current contract assets arising from transactions accounted for under ASC 606, Revenue from Contracts with Customers. The ASU is effective for fiscal years beginning after December 15, 2025, and interim periods within those fiscal years, with early adoption permitted, and is to be applied on a prospective basis. The Company is evaluating the expected impact of adopting this ASU on its consolidated financial statements, however, no material impact on our consolidated financial position is expected.

In September 2025, the FASB issued ASU 2025-06, which introduces targeted improvements to the accounting for internal-use software by eliminating the project-stage model and updating capitalization criteria and disclosures. The amendments are effective for fiscal years beginning after December 15, 2027, and are to be applied prospectively, with retrospective application permitted. The Company is currently evaluating the potential impact of adoption, however, no material impact on our consolidated financial position is expected.

In September 2025 FASB issued ASU 2025-07. The ASU refines the scope of the guidance on derivatives in ASC 815 to expand an existing scope exception for certain non-exchange-traded contracts. The amendments are effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods, with early adoption permitted. The Company is currently evaluating the potential impact of adoption, however, no material impact on our consolidated financial position is expected.

In November 2025, the FASB issued ASU 2025-08, which introduces a new accounting model for the initial allowance for credit losses on certain purchased seasoned loans. Under the new guidance, the initial allowance for credit losses is recorded as an adjustment to the amortized cost basis rather than through earnings. The amendments are effective for reporting periods beginning after December 15, 2026, and are to be applied prospectively. The Company is currently evaluating the potential impact of adoption, however, no material impact on our consolidated financial position is expected.

In 2025, the FASB issued ASU 2025-10, which establishes new guidance for the recognition, measurement, presentation, and disclosure of government grants received by business entities. The amendments are effective for annual reporting periods beginning after December 15, 2028, and interim periods within those annual reporting periods. The Company is currently evaluating the potential impact of adoption, however, no material impact on our consolidated financial position is expected.

In December 2025, the FASB issued ASU 2025-11, which improves the structure and navigability of interim reporting guidance and clarifies disclosure requirements without changing the fundamental nature of interim reporting. For public business entities, the amendments are effective for interim reporting periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating the potential impact of adoption, however, no material impact on our consolidated financial position is expected.

In December 2025, the FASB issued ASU 2025-12, which includes technical corrections and clarifications intended to improve the consistency and clarity of the Accounting Standards Codification. The amendments are effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Company is currently evaluating the potential impact of adoption, however, no material impact on our consolidated financial position is expected.

3. Derivative Instruments Accounted for at Fair Value
Interest Rate risk

The Company has a number of existing vessel loan facilities with associated amortizing fixed interest rate swaps. As of December 31, 2025, the interest rate swaps had a net negative fair value to the Company of $0.8 million (December 31, 2024, a positive fair value to the Company of $7.2 million).There were unrealized losses of $4.7 million on the fair value of the swaps for the year ended December 31, 2025 (year ended December 31, 2024, an unrealized loss of $7.5 million).
The Company repaid existing vessel loan facilities during the year ended December 31, 2025, and as a result the Company cash settled interest rate swap agreements linked to these loans and realized a loss of $1.2 million (year ended December 31, 2024, $nil).
These fixed interest rate swaps are typically entered into with the financial institutions that are also lenders under our loan facilities. The interest rates payable by the Company under these interest rate swap agreements is 3.93% and 5.75%. The interest rates receivable by the Company under these interest rate swap agreements is typically 3-month SOFR, calculated on a 360-day year basis and which resets every three months.
All interest rate swaps are remeasured to fair value at each reporting date and have been categorized as Level Two on the fair value measurement hierarchy. The remeasurement to fair value has no impact on cash flows at the reporting date. There is no requirement for cash collateral to be placed with the swap providers under these swap agreements and there is no effect on restricted cash as of December 31, 2025.
As of December 31, 2025, we held the following interest rate swaps that partially hedge our variable-rate loan facilities:

Facility	Hedged notional amount	Fixed rate	Variable rate
	(in thousands)
October 2013 DB Credit Facility A	5,987	4.05%	Comp SOFR
July 2015 DB Credit Facility B	16,494	3.99%	Comp SOFR
July 2015 Santander Credit Facility B	16,282	3.93%	Comp SOFR
March 2023 Secured Term Loan	81,353	5.75%	Comp SOFR
August 2024 Secured Term Loan and RCF	67,990	5.46%	Term SOFR
May 2025 Senior Secured Term Loan and RCF	171,092	5.31%	Comp SOFR
	$359,198

On June 24, 2025 the Company entered into interest rate swaps to hedge the interest rate risk on approximately 79% of the outstanding Term Loan portion of our May 2025 Senior Secured Term Loan and RCF. On August 5, 2025 the Company entered into interest rate swaps to hedge the interest rate risk on approximately 75% of the outstanding Term Loan portion of our March 2023 Secured Term Loan facility. On August 13, 2025 the Company entered into interest rate swaps to hedge the interest rate risk on approximately 100% of the outstanding Term Loan portion of our August 2024 Secured Term Loan and RCF.

The following table includes the estimated fair value of those assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2025 and December 31, 2024.

		December 31, 2024	December 31, 2025
		(in thousands)
	Fair Value Hierarchy	Fair Value Asset/(Liability)	Fair Value Asset/(Liability)
Interest rate swap agreements Assets	Level 2	$7,191	$1,372
Interest rate swap agreements Liability	Level 2	—	(2,219)
		$7,191	$(847)

The Company uses derivative instruments in accordance with its overall risk management policy to mitigate the risk of unfavorable movements in interest rates.
The Company held no derivatives designated as hedges as of December 31, 2025, or December 31, 2024.
Fair value is a market-based measurement that is determined based on assumptions that market participants could use in pricing an asset or a liability. The fair value accounting standard establishes a three-tier fair value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2—Include other inputs that are directly or indirectly observable in the marketplace.
Level 3—Unobservable inputs which are supported by little or no market activity.

Foreign Currency Exchange Rate risk
All foreign currency-denominated monetary assets and liabilities are revalued and reported in the Company’s functional currency based on the prevailing exchange rate at the end of the period. These foreign currency transactions fluctuate based on the strength of the U.S. Dollar. The remeasurement of all foreign currency-denominated monetary assets and liabilities at each reporting date results in unrealized foreign currency exchange differences which do not impact our cash flows.

Credit risk

The Company is exposed to credit losses in the event of non-performance by the counterparties to its interest rate swap agreements. As of December 31, 2025, the Company is exposed to credit risk where interest rate swaps are in an asset position from the perspective of the Company. In order to minimize counterparty risk, the Company only enters into derivative transactions with counterparties that are reputable financial institutions, highly rated by a recognized rating agency.

The fair value of our interest rate swap agreements is the estimated amount that we could pay/receive to sell or transfer the swap at the reporting date, taking into account current interest rates and the current creditworthiness of the swap counterparties. The estimated amount is the present value of future cash flows, adjusted for credit risk. The amount recorded as a derivative asset or liability could vary by a material amount in the near term if credit markets are volatile or if credit risk were to change significantly.

The fair value of our interest rate swap agreements at the end of each period is most significantly affected by the U.S. Dollar interest rate forward curve, including its relative steepness. Interest rates and foreign exchange rates may experience significant volatility in both the short and long term. While the fair value of our swap agreements is typically more sensitive to changes in short-term rates, significant changes in long-term benchmark interest, foreign exchange rates and the credit risk of the counterparties of the Company may also materially impact the fair values of our swap agreements.

4. Fair Value of Financial Instruments
The principal financial assets of the Company as of December 31, 2025, and 2024 consist of cash, cash equivalents and restricted cash and accounts receivable. The principal financial liabilities of the Company as of December 31, 2025 and 2024 consist of accounts payable, accrued expenses and other liabilities, secured term loan facilities, revolving credit facilities and the 2024 Bonds.

The carrying values of cash, cash equivalents and restricted cash, accounts receivable, accounts payable, accrued expenses and other liabilities are reasonable estimates of their fair value due to the short-term nature or liquidity of these financial instruments.

Fair value is a market-based measurement that is determined based on assumptions that market participants could use in pricing an asset or a liability. The fair value accounting standard establishes a three tier fair value hierarchy the (Level 1, Level 2 and Level 3) fair value hierarchy described in Note 3. Derivative Instruments Accounted for at Fair Value, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2—Include other inputs that are directly or indirectly observable in the marketplace.
Level 3—Unobservable inputs which are supported by little or no market activity.

The 2024 Bonds are classified as a Level 2 liability and the fair values have been calculated based on the most recent over the counter ("OTC") trades of the bond prior to December 31, 2025. These trades are infrequent and therefore not considered to be an active market.

The fair value of secured term loan facilities and revolving credit facilities is estimated to approximate the carrying value in the balance sheet since they bear a variable interest rate, which is reset every quarter. This has been categorized at Level 2 on the fair value measurement hierarchy as at December 31, 2025 and 2024.

The following table includes the estimated fair value and carrying value of those assets and liabilities where the fair value may not approximate the carrying value. The table excludes cash, cash equivalents, and restricted cash, accounts receivable, accounts payable, accrued expenses, and other liabilities because the fair value approximates carrying value and, for accounts receivable and payable, are due in one year or less.

	December 31, 2024			December 31, 2025
	(in thousands)
	Fair Value Hierarchy	Carrying Amount (Liability)	Fair Value (Liability)	Fair Value Hierarchy	Carrying Amount (Liability)	Fair Value (Liability)
2024 Bonds (Note 12)	Level 2	$(100,000)	$(100,625)	Level 2	$(140,000)	$(141,400)
Secured term loan facilities and revolving credit facilities (Note 11)	Level 2	$(760,559)	$(760,559)	Level 2	$(767,885)	$(767,885)

5. Operating Revenues
The following table compares our operating revenues for the years ended December 31, 2025 , 2024 and 2023:

	December 31, 2023	December 31, 2024	December 31, 2025
	(in thousands)
Operating revenues:
Time charters	$317,010	$336,754	$360,316
Voyage charters	176,329	174,913	178,141
Voyage charters from Luna Pool collaborative arrangements	7,355	—	—
Operating revenues from Unigas Pool	50,043	55,012	48,504
Total operating revenues	$550,737	$566,679	$586,961

Time Charter revenues

As of December 31, 2025, 29 of the Company’s 49 operated vessels, (excluding the eight vessels operating within the independently managed Unigas Pool) were subject to time charters, 19 of which will expire within one year, seven of which will expire within three years, and three of which will expire within five years from the balance sheet date (as of December 31, 2024: 32 of the Company’s 47 operated vessels were subject to time charters, 23 of which were due to expire within one year, and nine within three years). As of December 31, 2025, the estimated undiscounted cash flows for committed time charter revenue expected to be received on an annual basis for ongoing time charters, as of each December 31, is as follows:

(in thousands)
2026	$210,417
2027	$82,044
2028	$46,448
2029	$14,199

For time charter revenues accounted for under Topic 842, the amount of accrued income on the Company’s consolidated balance sheet as of December 31, 2025, was $1.5 million (December 31, 2024: $0.7 million). The amount of hire payments received in advance under time charter contracts, recognized as a liability and reflected within deferred income on the Company’s consolidated balance sheet at December 31, 2025, was $27.2 million (December 31, 2024: $24.5 million). Deferred income allocated to time charters will be recognized ratably over time, which is expected to be within one month from December 31, 2025.

Voyage Charter revenues

Voyage charter revenues, which include revenues from contracts of affreightment, are shown net of address commissions.

As of December 31, 2025, for voyage charters and contracts of affreightment, services accounted for under Topic 606, the amount of contract assets reflected within accrued income on the Company’s consolidated balance sheet was $3.2 million (December 31, 2024: $5.1 million). Changes in the contract asset balance at the balance sheet dates reflect income accrued after loading of the cargo commences but before an invoice has been raised to the charterer, as well as changes in the number of the Company’s vessels contracted under voyage charters or contracts of affreightment The opening and closing balance of receivables from voyage charters and contracts of affreightment combined was $19.5 million and $14.1 million respectively as of December 31, 2025 (December 31, 2024: $18.3 million and $19.5 million respectively) and these amounts are reflected within accounts receivable on our consolidated balance sheet.

The amount allocated to costs incurred to fulfill a contract with a charterer, which are costs incurred following the commencement of a contract or charter party but before the loading of the cargo commences was $0.9 million as of December 31, 2025 (December 31, 2024: $2.5 million) and is reflected within prepaid expenses and other current assets on the Company’s consolidated balance sheet.

Voyage and Time charter revenues from Luna Pool collaborative arrangements:

Revenues from the Luna Pool collaborative arrangements for year ended December 31, 2025, 2024, and 2023 which are accounted for under ASC 808 – Collaborative Arrangements, represent our share of pool net revenues generated by the other Pool Participant’s vessels in the Luna Pool. These include revenues from voyage charters and contracts of affreightment, which are accounted for under Topic 606 in addition to time charter revenues, which are accounted for under Topic 842.

6. Vessels

	Vessel	Drydocking	Total
	(in thousands)
Cost
January 1, 2024	$2,467,396	$69,938	$2,537,334
Additions	—	32,985	32,985
Write-offs of fully amortized assets	—	(16,878)	(16,878)
December 31, 2024	2,467,396	86,045	2,553,441
Vessel additions on acquisition	85,019	—	85,019
Additions	—	26,977	26,977
Transfer to assets held for sale	(58,276)	—	(58,276)
Write-offs of fully amortized assets	—	(13,587)	(13,587)
Disposals	(97,959)	(3,810)	(101,769)
December 31, 2025	2,396,180	95,625	2,491,805

Accumulated Depreciation and Amortization
January 1, 2024	743,334	39,618	782,952
Charge for the period	111,012	22,748	133,760
Write-offs of fully amortized assets	—	(16,878)	(16,878)
December 31, 2024	854,346	45,488	899,834
Charge for the period	111,063	23,147	134,210
Transfer to assets held for sale	(50,515)	—	(50,515)
Write-offs of fully amortized assets	—	(13,587)	(13,587)
Disposals	(75,902)	(3,280)	(79,182)
December 31, 2025	838,992	51,768	890,760

Net Book Value
December 31, 2023	$1,724,062	$30,320	$1,754,382
December 31, 2024	$1,613,050	$40,557	$1,653,607
December 31, 2025	$1,557,188	$43,857	$1,601,045

The cost and net book value of the 29 vessels that were contracted under time charter agreements was $1,539 million and $974 million, respectively, as at December 31, 2025 (December 31, 2024: $1,676 million and $1,084 million, respectively, for 32 vessels contracted under time charters).

The net book value of vessels that serve as collateral for the Company’s secured term loan and revolving credit facilities (see "Note 11. Secured Term Loan Facilities and Revolving Credit Facilities" to the consolidated financial statements) was $1,430 million as of December 31, 2025 (December 31, 2024: $1,382 million).

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

On May 13, 2025, the Company sold and delivered Navigator Venus, a 2000-built 22,085 cbm ethylene-capable semi-refrigerated handysize vessel to a third party for net proceeds of $17.5 million and recognized a profit on sale of $12.6 million.

On September 08, 2025, the Company sold and delivered Navigator Gemini, a 2009-built 20,750 cbm semi-refrigerated handysize vessel to a third party for net proceeds of $30.3 million and recognized a profit on sale of $12.6 million.

The Navigator Saturn, a 2000-built 22,085 cbm ethylene-capable semi-refrigerated handysize gas carrier was held for sale at December 31, 2025, and was subsequently sold and delivered on January 28, 2026.

The Happy Falcon, a 2002-built 3,770 cbm semi-refrigerated small gas carrier was held for sale at December 31, 2025 and was subsequently sold and delivered on January 28, 2026.

7. Vessels Under Construction

	2024	2025
	(in thousands)
Vessels under construction at January 1	$—	$41,589
Capitalized interest	381	5,206
Additions to vessels under construction	41,208	68,526
Vessels under construction at December 31	$41,589	$115,321
On August 20, 2024 the Company entered into contracts to build two new 48,500 cubic meter capacity liquefied ethylene gas carriers with Jiangnan Shipyard (Group) Co., Ltd. and China Shipbuilding Trading Co., Ltd., in China (the “Original Two Newbuild Vessels”). On November 21, 2024, the Company exercised an option and entered into contracts to build two additional newbuild vessels of the same specification and price (the “Additional Two Newbuild Vessels” and together with the Original Two Newbuild Vessels, the “Four Ethylene Newbuild Vessels”). The Four Ethylene Newbuild Vessels and the Additional Two Newbuild Vessels, (Navigator Polaris, Navigator Proxima, Navigator Parsec, and Navigator Pleione), are scheduled to be delivered to the Company in March 2027, July 2027, November 2027 and January 2028 respectively, at an average shipyard price of $102.9 million per vessel.

On July 17, 2025, the Company announced that the Amon Joint Venture intends to acquire two newbuild 51,530 cubic meter capacity ammonia fueled liquefied ammonia carriers (the “Two Ammonia Newbuild Vessels" (Navigator Amundsen and Navigator Archer)), which will also be capable of carrying liquefied petroleum gas. The Amon Joint Venture has entered into contracts with Nantong CIMC Sinopacific Offshore & Engineering Co., Ltd. to build the Two Ammonia Newbuild Vessels, with deliveries scheduled to take place in June and October 2028 respectively, at an average yard price of $87 million per vessel.

8. Assets Held for Sale

	2024	2025
	(in thousands)
As of January 1	$—	$—
Reclassification from Vessels	—	7,761
Total assets held for sale December 31	$—	$7,761

The Navigator Saturn, a 2000-built 22,085 cbm ethylene-capable semi-refrigerated handysize gas carrier was held for sale at December 31, 2025, and was subsequently sold and delivered on January 28, 2026.

The Happy Falcon, a 2002-built 3,770 cbm semi-refrigerated small gas carrier was held for sale at December 31, 2025 and was subsequently sold and delivered on January 28, 2026.

9. Equity Method Investments

Interests in investments are accounted for using the equity method and are recognized initially at cost and subsequently include the Company’s share of the profit or loss and other comprehensive income of the equity-accounted investees. We disclose our proportionate share of profits and losses from equity method unconsolidated affiliates in the statement of operations and adjust the carrying amount of our equity method investments on the balance sheet accordingly.
Share of results from equity method investments, excluding amortized costs, recognized in the share of results of equity method investments for the year ended December 31, 2025, was a profit of $8.0 million (the years ended December 31, 2024 and 2023: a profit of $16.9 million and a profit of $20.6 million respectively).

	December 31, 2024	December 31, 2025
Enterprise Navigator Ethylene Terminal L.L.C. ("Export Terminal Joint Venture")	50%	50%
Unigas International B.V. ("Unigas")	33.3%	33.3%
Dan Unity CO2 A/S ("Dan Unity")	50%	50%
Luna Pool Agency Limited ("Luna Pool Agency")	50%	50%
Azane Fuel Solutions AS ("Azane")	9.5%	9.5%
Bluestreak CO2 Limited ("Bluestreak")	50%	50%

The table below shows the movement in the Company’s equity method investments, for the years ended December 31, 2025, 2024 and 2023:

	2023	2024	2025
	(in thousands)
Equity method investments at January 1	$148,534	$174,910	$253,729
Equity contributions to joint venture entity	35,000	89,000	4,000
Equity method investments – additions	1,559	—	—
Share of results	20,607	16,911	8,036
Distributions received from equity method investments	(30,790)	(27,092)	(17,830)
Total equity method investments at December 31	$174,910	$253,729	$247,935

Export Terminal Joint Venture

As of December 31, 2025, the Company's life-to-date contributions to the Export Terminal Joint Venture total $274.5 million (December 31, 2024: $270.5 million), being our total share of the capital cost for the construction of the Ethylene Export Terminal and the Terminal Expansion Project. The Ethylene Export Terminal began commercial operations in December 2019 and the Terminal Expansion Project was completed in December 2024.

As of December 31, 2025 the capitalized interest and associated costs are being amortized over the estimated useful life of the Ethylene Export Terminal, which began commercial operations with the export of commissioning cargoes in December 2019. As of December 31, 2025 the unamortized difference between the carrying amount of the investment in the Export Terminal Joint Venture and the amount of the Company’s underlying equity in net assets of the Export Terminal Joint Venture was $4.9 million (December 31, 2024: $5.2 million). The costs amortized was $0.3 million for the year ended December 31, 2025, ($0.3 million for the year ended December 31, 2024) and this is presented in the share of results of the equity method investments within our consolidated statements of operations.

Unigas International B.V.

Unigas International B.V. (“Unigas”), based in the Netherlands, is an independent commercial and operational manager of seagoing vessels capable of carrying liquefied petrochemical and petroleum gases on a worldwide basis. We own a 33.3% share in Unigas. Unigas independently operates the Unigas Pool which was founded in 1969, with three pool members, Schulte Group, Sloman Neptun and Navigator Gas Denmark ApS (the “Pool Members”, or, a “Pool Member”) and where each Pool Member contributes vessels to operate within the Unigas Pool.
The Unigas Pool is not a legal entity, and operations are governed by an agreement between the Pool Members. Vessel earnings are pooled and then distributed to the Pool Members, using a pool-based formula according to the Unigas Pool Agreement.

Dan Unity CO2 A/S ("Dan Unity")

In June 2021, one of the Company’s subsidiaries entered into a shareholder agreement creating the joint venture Dan Unity, a Danish entity, to undertake commercial and technical projects relating to seaborne transportation of CO2.

We account for our investment using the equity method and we exercise joint control over the operating and financial policies of Dan Unity. As of December 31, 2025, we have recognized the Company’s initial investment at cost along with the Company’s share of the profit or loss and other comprehensive income of equity accounted investees.

Luna Pool Agency Limited ("Luna Pool Agency")
In March 2020, the Company collaborated with Pacific Gas Pte. Ltd. and Greater Bay Gas to form and manage the Luna Pool. As part of the formation, Luna Pool Agency Limited (the “Luna Pool Agency”) was incorporated in May 2020. The pool participants jointly own the Luna Pool Agency on an equal basis, and both have equal board representation. As of December 31, 2025, we have recognized the Company’s initial investment of one British pound in the Luna Pool Agency within equity method investments on our consolidated balance sheet. The Luna Pool Agency has no activities other than as a legal custodian of the Luna Pool bank account and there will be no variability in its financial results as it has no income and its minimal operating expenses are reimbursed by the Pool Participants.

Azane Fuel Solutions AS ("Azane")
Azane, a joint venture between ECONNECT Energy AS and Amon Maritime AS, both of Norway, was founded in Norway in 2020 as a company that develops proprietary technology and services for ammonia fuel handling to facilitate the transition to green fuels for shipping. The Company acquired a 9.5% equity interest in Azane on October 25, 2023, and accounts for it using the equity method. It was recognized initially at cost.

Azane intends to build the world’s first ammonia bunkering network and operate ammonia bunkering infrastructure. Azane intends to become the missing link between ammonia production, and trade and vessels wishing to use ammonia as fuel. Future value creation for Azane is expected to come through international expansion with its bunkering solutions and broadening of its offerings in ammonia fuel-handling technology.

Azane, a joint venture between ECONNECT Energy AS and Amon Maritime AS, both of Norway, was founded in Norway in 2020 as a company that develops proprietary technology and services for ammonia fuel handling to facilitate the transition to green fuels for shipping. The Company acquired a 9.5% equity interest in Azane on October 25, 2023 and accounts for it using the equity method. It was recognized initially at cost.

Azane intends to build the world’s first ammonia bunkering network and operate ammonia bunkering infrastructure and aims to become the missing link between ammonia production, and trade and vessels wishing to use ammonia as fuel. Future value creation for Azane is expected to come through international expansion with its bunkering solutions and broadening of its offerings in ammonia fuel handling technology.

Bluestreak CO2 Limited ("Bluestreak")

Bluestreak is a 50.0% / 50.0% joint venture between the Company and Bumi Armada, one of the world’s largest floating infrastructure operators. The joint venture aims to provide an end-to-end solution for carbon emitters to capture, transport, sequester and store their carbon dioxide emissions in line with the United Kingdom’s Industrial Decarbonisation Strategy. It is anticipated that the Bluestreak joint venture will design and implement a value chain of shuttle tankers delivering to a floating carbon storage unit or a floating carbon storage and injection unit. The complete value chain is expected to safely and reliably transport and provide buffer storage of liquid carbon dioxide. The Bluestreak joint venture is subject to the execution of definitive documentation, approvals by the respective boards of directors of the Company and Bumi Armada, applicable regulatory approvals and other customary closing conditions.

Summarized financial information for these equity method investees is included below; among the equity method investees are the Export Terminal Joint Venture, the Luna Pool Agency, Unigas, Bluestreak, Dan Unity and Azane.

No changes occurred to the ownership in each of the equity method investees during the year ended December 31, 2025. For investments acquired during the reported periods, amounts reflect 100% of the investees' results beginning on the date of our acquisition of the investment. The Export Terminal Joint Venture contributed $8.0 million for the year ended December 31, 2025, which represents the majority of our share of results of equity method investments (December 31, 2024 and 2023: equity method results of $16.9 million and $20.6 million, respectively).

The summarized aggregate balance sheet data of the operating entity investments (including those amounts not owned by the Company) consists of the following:

	December 31, 2023	December 31, 2024	December 31, 2025
		(in thousands)
Current assets	$55,731	$48,722	$39,123
Non-current assets	304,646	482,965	460,076
Total Assets	360,377	531,687	499,200

Current liabilities	25,793	34,251	12,943
Non-current liabilities	296	696	817
Total Liabilities	26,089	34,947	13,761
Total Equity	$334,288	$496,740	$485,439

The summarized operating data of the operating entity investments was as follows:

	Year Ended December 31, 2023	Year Ended December 31, 2024	Year Ended December 31, 2025
	(in thousands)
Total revenues	$107,792	$95,152	$97,859
Operating Income	41,454	35,418	15,144
Net income	41,607	34,843	15,782
Net income attributable to the investees	$20,671	$17,110	$8,155

10. Variable Interest Entities

As of December 31, 2025, and December 31, 2024, the Company has consolidated 100% of PT Navigator Khatulistiwa (‘PTNK”), a VIE for which the Company is deemed to be the primary beneficiary, i.e. it has a controlling financial interest in this entity with the power to direct the activities that most significantly impact the entity’s economic performance and has the right to residual gains or the obligation to absorb losses that could potentially be significant to the VIE. The Company owns 49% of the VIE’s common stock, all of its secured debt and has voting control. All economic interests in the residual net assets reside with the Company. By virtue of the accounting principle of consolidation, transactions between PTNK and the Company are eliminated on consolidation. In the Company's consolidated results PTNK was represented by total assets and liabilities, as of December 31, 2025, of $91.8 million and $29.1 million, respectively (December 31, 2024: $127.2 million and $25.8 million respectively).

In August 2021, the Company acquired, as part of the Ultragas Transaction, a 25% and 40% share in the equity of Navigator Crewing Services Philippines Inc. (“NCSPI”) and Navigator Support Services Philippines Inc. (“NSSPI”), respectively. These companies are established primarily to provide marine services as principal or agent to ship owners, ship operators, managers engaged in international maritime business and business support services, respectively.

The Company has determined that it has a variable interest in NCSPI and NSSPI and is considered to be the primary beneficiary as a result of having a controlling financial interest in the entities and has the power to direct the activities that most significantly impact NCSPI’s and NSSPI’s economic performance.

As of December 31, 2025, our VIEs' were represented in our consolidated results by total assets and liabilities, of $92.5 million and $29.5 million respectively. These amounts have been included in the Company’s consolidated balance sheet as of December 31, 2025 (December 31, 2024: $128 million and $26.2 million respectively).

11. Secured Term Loan Facilities and Revolving Credit Facilities

The table below represents the annual principal payments to be made under our term loans and revolving credit facilities after December 31, 2025 and 2024:

	December 31, 2024	December 31, 2025
	(in thousands)
Due within one year	252,333	170,164
Due between one year and two years	121,321	120,538
Due between two years and three years	81,644	160,131
Due between three years and four years	131,822	125,634
Due between four years and five years	98,933	38,274
Due in more than five years	74,506	153,144
Total secured term loans facilities and revolving credit facilities	760,559	767,885
Less: current portion	252,333	170,164
Secured term loan facilities and revolving credit facilities, non-current portion	$508,226	$597,721
March 2019 Terminal Facility. On March 29, 2019, Navigator Ethylene Terminals L.L.C., a wholly-owned subsidiary of the Company (the “Marine Terminal Borrower”), entered into a Credit Agreement with ING Capital L.L.C. and SG Americas Securities, L.L.C. for a maximum principal amount of $75.0 million for the payment of project costs relating to our Ethylene Export Terminal. The Terminal Facility had a final maturity of date of December 31, 2025 and was fully repaid on December 16, 2025.
September 2020 Secured Revolving Credit Facility. On September 17, 2020, the Company entered into the September 2020 Secured Revolving Credit Facility with Nordea Bank ABP, Credit Agricole Corporate and Investment Bank, ING Bank N.V. London Branch, National Australia Bank, ABN AMRO Bank N.V. and BNP Paribas S.A. The September 2020 Secured Revolving Credit Facility had a term of five years maturing in September 2025 and was for a maximum principal amount of $210 million. The facility attracted interest at a rate of Comp SOFR plus 276 basis points. A final payment of $143.0 million was made on June 12, 2025 and as of December 31, 2025, the facility was fully repaid and all security granted by the Company over Navigator Eclipse, Navigator Luga, Navigator Nova, Navigator Prominence, and Navigator Yauza was released.
October 2013 Santander Credit Facility A. On October 30, 2013, the Company entered into the October 2013 Santander Credit Facility A with Banco Santander, S.A. and Korea Finance Corporation to finance three newbuild LPG carriers: Adriatic Gas, Navigator Celtic (formerly Celtic Gas) and Happy Albatross. The August 2021 Amendment and Restatement Agreement has a term of twelve years maturing in June 2027 and was for a maximum principal amount of $81.0 million. The facility attracted interest at a rate of Comp SOFR plus 247 basis points. A final payment of $14.7 million was made on May 27, 2025 and as of December 31, 2025, the facility was fully repaid and all securities granted by the Company over Adriatic Gas, Navigator Celtic (formerly Celtic Gas) and Happy Albatross was released
August 2021 Amendment and Restatement Agreement. On August 2, 2021, as part of the Ultragas Transaction, the Company entered into the August 2021 Amendment and Restatement Agreement with Danmarks Skibskredit A/S relating to a previously issued 2019 Senior Term Loan Facility. The August 2021 Amendment and Restatement Agreement has a term of six years maturing in June 2026 and is for a maximum principal amount of $67.0 million. As of December 31, 2025 the facility was fully drawn, with an amount outstanding of $29.1 million. The outstanding balance amortizes half-yearly through payments of $2.9 million, followed by a final balloon payment in June 2026 of $26.2 million and bears interest at a rate of 378 basis points.
The loan facility is secured by first priority mortgages on each of Happy Osprey, Happy Peregrine, Happy Pelican and Happy Penguin well as assignments of earnings and insurances on the secured vessels as typical for a facility of this type. The Company must comply with various financial (and other) covenants under the facility (see below) and as of December 31, 2025, the Company considers that it was in full compliance with all such covenants.
October 2013 DB Credit Facility A. On October 25, 2013, the Company entered into the October 2013 DB Credit Facility A with Deutsche Bank AG, Hong Kong Branch to finance two newbuild LPG carriers, Navigator Atlantic (formerly Atlantic Gas) and Navigator Balearic (formerly Balearic Gas). The October 2013 DB Credit Facility A has a term of twelve years, maturing in May 2027 and is for a maximum principal amount of $57.7 million. As of December 31, 2025 the facility was fully drawn, with an amount outstanding of $6.0 million. The outstanding balance amortizes half-yearly through payments of $1.2 million, and bears interest at a rate of Comp SOFR plus 247 basis points.
The loan facility is secured by first priority mortgages on each of Navigator Atlantic (formerly Atlantic Gas) and Navigator Balearic (formerly Balearic Gas) as well as assignments of earnings and insurances on the secured vessels as typical for a facility of this type. The Company must comply with various financial (and other) covenants under the facility (see below) and as of December 31, 2025, the Company considers that it was in full compliance with all such covenants.
July 2015 DB Credit Facility B. On July 31, 2015, the Company entered into the July 2015 DB Credit Facility B with Deutsche Bank AG Hong Kong Branch to finance two newbuild LPG carriers: Bering Gas and Pacific Gas. The July 2015 DB Credit Facility B has a term of twelve years, maturing in December 2028 and is for a maximum principal amount of $60.9 million. As of December 31, 2025 the facility was fully drawn, with an amount outstanding of $16.5 million. The outstanding balance amortizes half-yearly through payments of $1.3 million, and bears interest at a rate of Comp SOFR plus 247 basis points.

The loan facility is secured by first priority mortgages on each of Bering Gas and Pacific Gas as well as assignments of earnings and insurances on the secured vessels as typical for a facility of this type. The Company must comply with various financial (and other) covenants under the facility (see below) and as of December 31, 2025, the Company considers that it was in full compliance with all such covenants.
July 2015 Santander Credit Facility B. On July 31, 2015, the Company entered into the July 2015 Santander Credit Facility B with Banco Santander, S.A to finance two LPG carriers: Arctic Gas and Happy Avocet. The July 2015 Santander Credit Facility B has a term of twelve years, maturing in January 2029 and is for a maximum principal amount of $55.8 million. As of December 31, 2025 the facility was fully drawn, with an amount outstanding of $16.3 million. The outstanding balance amortizes half-yearly through payments of $1.3 million, and bears interest at a rate of Comp SOFR plus 247 basis points.
The loan facility is secured by first priority mortgages on each of Arctic Gas and Happy Avocet as well as assignments of earnings and insurances on the secured vessels as typical for a facility of this type. The Company must comply with various financial (and other) covenants under the facility (see below) and as of December 31, 2025, the Company considers that it was in full compliance with all such covenants.

December 2022 Secured Term Loan and Revolving Credit Facility. On December 7, 2022, the Company entered into the December 2022 Secured Term Loan and Revolving Credit Facility with Credit Agricole Corporate and Investment Bank and Deutsche Bank AG. The December 2022 Secured Term Loan and Revolving Credit Facility has a term of seven years, maturing in September 2028 and is for a maximum principal amount of $111.8 million. As of December 31, 2025 the term loan was fully drawn, with an amount outstanding of $42.5 million. The outstanding balance amortizes quarterly through payments of $3.1 million followed by a final balloon payment in September 2028 of up to $39.7 million, and bears interest at a rate of Term SOFR plus 209 basis points.
The loan facility is secured by first priority mortgages on each of Navigator Umbrio, Navigator Centauri, Navigator Ceres, Navigator Ceto and Navigator Copernico as well as assignments of earnings and insurances on the secured vessels as typical for a facility of this type. The Company must comply with various financial (and other) covenants under the facility (see below) and as of December 31, 2025, the Company considers that it was in full compliance with all such covenants.
December 2022 Greater Bay JV Term Loan Facility. On December 15, 2022, the Company entered into the December 2022 Greater Bay JV Term Loan Facility with ING Bank, London Branch, Skandinaviska Enskilda Banken AB (Publ), CTBC Bank and Shinsei Bank Limited for a maximum principal amount of $151.3 million to provide financing for the intended acquisition of five ethylene carriers from Pacific Gas. The December 2022 Greater Bay JV Term Loan Facility has a term of seven years, maturing in December 2029 and is for a maximum principal amount of $151.3 million. As of December 31, 2025 the facility was fully drawn, with an amount outstanding of $119.8 million The outstanding balance amortizes quarterly through payments of $2.7 million, followed by a final balloon payments starting on the anniversary of each vessel’s tranche of between $15.0 million and $18.2 million per tranche, and bears interest at a rate of Term SOFR plus 220 basis points.

The loan facility is secured by first priority mortgages on each of Navigator Luna, Navigator Solar, Navigator Vega, Navigator Castor and Navigator Equator as well as assignments of earnings and insurances on the secured vessels as typical for a facility of this type. The Company must comply with various financial (and other) covenants under the facility (see below) and as of December 31, 2025, the Company considers that it was in full compliance with all such covenants.
March 2023 Senior Secured Term Loan. On March 20, 2023, the Company entered into the March 2023 Senior Secured Term Loan with Nordea Bank ABP, ABN AMRO Bank N.V., Skandinaviska Enskilda Banken AB (Publ), and BNP Paribas S.A. to refinance the June 2017 Secured Term Loan and Revolving Credit Facility and the October 2016 Secured Term Loan and Revolving Credit Facility that were due to mature in June and October 2023, respectively. The March 2023 Senior Secured Term Loan has a term of six years, maturing in March 2029 and is for a maximum principal amount of $200.0 million. As of December 31, 2025 the facility was fully drawn, with an amount outstanding of $108.5 million. The outstanding balance amortizes quarterly through payments of $8.3 million followed by a final balloon payment in March 2029 of $20.6 million, and bears interest at a rate of Comp SOFR plus 205 basis points.

The loan facility is secured by first priority mortgages on each of Navigator Leo, Navigator Libra, Navigator Jorf, Navigator Galaxy, Navigator Genesis, Navigator Grace, Navigator Gusto, Navigator Glory, Navigator Scorpio and Navigator Virgo as well as assignments of earnings and insurances on the secured vessels as typical for a facility of this type. The Company must comply with various financial (and other) covenants under the facility (see below) and as of December 31, 2025, the Company considers that it was in full compliance with all such covenants.

August 2024 Senior Secured Term Loan and Revolving Credit Facility. On August 9, 2024, the Company entered into the August 2024 Senior Secured Term Loan and Revolving Credit Facility with Crédit Agricole Corporate and Investment Bank, ING Bank N.V., and Skandinaviska Enskilda Banken AB (Publ), to refinance its March 2019 secured term loan that was due to mature in March 2025, to fund the repurchase of Navigator Aurora pursuant to the Company’s existing October 2019 sale and leaseback arrangement related to that vessel which, based on a termination notice we issued to the lessor in May 2024, terminated on October 29, 2024, and for general corporate and working capital purposes. The August 2024 Senior Secured Term Loan and Revolving Credit Facility has a term of six years maturing in August 2030 and is for a maximum principal amount of $147.6 million split as $84.6 million term loan and $63 million revolving credit facility. As of December 31, 2025 the term loan was fully drawn, with an amount outstanding of

$68.0 million. The outstanding balance amortizes quarterly through payments of $3.5 million, followed by a final balloon payment in August 2030 of up to $67.5 million, and bears interest at a rate of Comp SOFR plus 190 basis points, which margin includes a 5-basis point sustainability-linked element

The loan facility is secured by first priority mortgages on each of the Navigator Atlas, Navigator Aurora, Navigator Europa, Navigator Oberon and Navigator Triton, as well as assignments of earnings and insurances on the secured vessels as typical for a facility of this type. The Company must comply with various financial (and other) covenants under the facility (see below) and as of December 31, 2025, the Company considers that it was in full compliance with all such covenants.

February 2025 Senior Secured Term Loan. On February 7, 2025, the Company entered into the February 2025 Senior Secured Term Loan. with Nordea Bank Abp, to partially finance the purchase price of the three Purchased Vessels and used cash on hand to pay the remainder of the purchase price. As of December 31, 2025, the facility was fully drawn, with an amount outstanding of $74.6 million. The February 2025 facility matures on August 14, 2026, however the borrower has an option to extend the facility for a further 18 months. The facility is non-amortizing for the period to August 14, 2026, and has a balloon repayment of $25.0 million if the 18-month extension option is to be exercised, and bears interest at a rate of Term SOFR plus 180 basis points.

The loan facility is secured by first priority mortgages on each of the Navigator Hyperion, Navigator Titan, and Navigator Vista, as well as assignments of earnings and insurances on the secured vessels as typical for a facility of this type. The Company must comply with various financial (and other) covenants under the facility (see below) and as of December 31, 2025, the Company considers that it was in full compliance with all such covenants.

May 2025 Senior Secured Term Loan and Revolving Credit Facility. On May 2, 2025, the Company entered into the May 2025 Senior Secured Term Loan and Revolving Credit Facility with Nordea Bank Abp filial i Norge, Danish Ship Finance A/S, Danske Bank A/S, DNB (UK) Limited, ING Bank N.V., London Branch, and Skandinaviska Enskilda Banken AB (publ). The facility was used to repay the Company’s September 2020 secured loan, and the Company’s October 2013 secured loan facility that were due to mature in September 2025 and May 2027 respectively and for general corporate and working capital purposes. The May 2025 Facility has a term of six years maturing in May 2031, and is for a maximum principal amount of $300.0 million (split as $230 million Term Loan and $70 million Revolving Credit Facility). As of December 31, 2025 the facility was fully drawn, with an amount outstanding of $286.6 million. The outstanding balance amortizes quarterly through payments of $6.7 million, followed by a final balloon payment in May 2027 of up to $146.5 million, and bears interest at a rate of Term SOFR plus 170 basis points.

The loan facility is secured by first priority mortgages on each of Navigator Luga, Navigator Prominence, Navigator Eclipse, Navigator Nova, Navigator Yauza, Adriatic Gas, Happy Albatross and Navigator Celtic as well as assignments of earnings and insurances on the secured vessels as typical for a facility of this type. The Company must comply with various financial (and other) covenants under the facility (see below) and as of December 31, 2025, the Company considers that it was in full compliance with all such covenants.

Loan Facility Covenants. There are certain financial covenants within each of the Company’s secured loan facilities that are typical for transactions of these types. These covenants include:
•maintenance at all times of a minimum balance of cash and cash equivalents of up to the greater of $50 million and 5% of the total indebtedness;
•maintenance of the ratio of value adjusted total stockholders’ equity to value adjusted total assets of not less than 30%;
•that the aggregate fair market value of the collateral vessels be no less than 110% of the aggregate amount outstanding under the relevant facility.
As of December 31, 2025, the Company considers that it was in full compliance with all such covenants under all of its facilities.
Other Loan Facility Covenants. Amongst other things, the secured facilities provide that the borrowers may not declare or pay dividends to shareholders out of operating revenues generated by the vessels securing the indebtedness if an event of default has occurred and is continuing. The secured facilities also limit the borrowers from, among other things, incurring indebtedness or entering into mergers and divestitures and require the borrowers to maintain adequate insurance coverage and maintain their vessels. In addition, the secured term loan facilities include customary events of default, including those relating to a failure to pay principal or interest, a breach of covenant, representation or warranty, a cross-default to other indebtedness, and non-compliance with security documents.
Borrowers under our secured loan facilities are also required to deliver semi-annual compliance certificates, which include valuations of the vessels securing the applicable facility, from independent ship brokers. Upon delivery of the valuations, if the market value of the collateral vessels is less than 110% to 135% of the outstanding indebtedness under the facilities, as applicable, the borrowers must either provide additional collateral or repay any amount in excess of 110% to 135% of the market value of the collateral vessels, as applicable. This covenant is measured semi-annually on June 30 and December 31, and as of December 31, 2025, we had an aggregate excess valuation $862.0 million above the levels required.

Compliance with Loan Facility Covenants. Other than as stated, compliance with our financial covenants is measured as of the end of each fiscal quarter or each half year. As of December 31, 2025 and December 31, 2024, the Company considers that it was in full compliance with all such, covenants, including with respect to the aggregate fair market value of our collateral vessels.

The following table shows the breakdown of secured term loan facilities and total deferred financing costs split between current and non-current liabilities as of December 31, 2025, and 2024:

	December 31, 2024	December 31, 2025
	(in thousands)
Current Liability
Current portion of secured term loan facilities and revolving credit facilities	$252,333	$170,164
Less: current portion of deferred financing costs	(2,246)	(2,098)
Current portion of secured term loan facilities, net of deferred financing costs	$250,087	$168,066
Non-Current Liability
Secured term loan facilities and revolving credit facilities net of current portion, excluding amount due to related parties	$508,226	$597,721
Less: non-current portion of deferred financing costs	(3,231)	(3,761)
Non-current secured term loan facilities and revolving credit facilities, net of current and non-current deferred financing costs	$504,995	$593,960

12. Senior Unsecured Bonds

On October 17, 2024, we issued an aggregate principal amount of $100 million of our October 2024 Bonds. The net proceeds of the issuance of the October 2024 Bonds were used to redeem in full all of our previously outstanding 2020 Bonds. The borrowing limit under the bond terms governing the October 2024 Bonds is $200 million.On March 28, 2025, pursuant to the March 2025 Bond Tap Issue Addendum, the Company completed the March 2025 Bond Tap Issue issuing an additional aggregate principal amount of $40 million in the Nordic bond market under the same bond terms governing its outstanding October 2024 Bonds. The March 2025 Bond Tap Issue matures in October 2029, in line with the October 2024 Bonds, and also bears a fixed coupon of 7.25%per annum payable semi-annually in arrears on April 30 and October 30.

Settlement in respect of the March 2025 Bond Tap Issue occurred on April 4, 2025. Following the issuance of the October 2024 Bonds and the March 2025 Bond Tap Issue, a further $60 million in aggregate principal amount of bonds remains available to be issued by the Company under the bond terms governing the October 2024 Bonds.

On September 3, 2025 the October 2024 Bonds (and the March 2025 Bond Tap Issue under the same bond terms) were listed on the Nordic ABM, which is operated and organized by Oslo Børs ASA and governed by Norwegian law

The following table shows the breakdown of our senior unsecured bonds and total deferred financing costs as of December 31, 2025, and 2024:

Senior Unsecured Bonds	December 31, 2024	December 31, 2025
	(in thousands)
October 2024 Bond issuance	$100,000	$100,000
March 2025 Bond Tap issuance	—	40,000
Less deferred financing costs	(1,554)	(1,817)
Total bonds, net of deferred financing costs	$98,446	$138,183

Optional Redemption. We may redeem the October 2024 Bonds (and the March 2025 Bond Tap Issue), in whole or in part at any time. Any bonds redeemed: up until October 29, 2027 will be priced at the aggregate of the present value (discounted at 412 basis points) on the Repayment Date of the Nominal Amount and the remaining interest payments up to October 30, 2027; from October 30, 2027 to April 29, 2028, are redeemable at 102.9% of par; from April 30, 2028 to October 29, 2028, are redeemable at 102.175% of par; from October 30, 2028 to April 29, 2029, are redeemable at 101.45% of par; and from April 30, 2029 to October 29, 2029, are redeemable at 100% of par; in each case, in cash plus accrued interest.

Additionally, upon the occurrence of a “Change of Control Event” (as defined in the bond terms covering the October 2024 Bonds and the March 2025 Bond Tap Issue), the holders of October 2024 Bonds (and holders of the March 2025 Bond Tap Issue) have the option to require us to repay such holders’ outstanding principal amount at 101% of par, plus accrued interest.

Unsecured Bond Financial Covenants. The bond terms for the October 2024 Bonds (and the March 2025 Bond Tap Issue) contain financial covenants requiring the Company, among other things, to:

•maintain a minimum liquidity of no less than $35 million; and
•maintain an Equity Ratio (as defined) of at least 30%.

Our compliance with the covenants listed above is measured as of the end of each fiscal quarter. As of December 31, 2025, we were in compliance with all covenants under the October 2024 Bonds (and the March 2025 Bond Tap Issue).

Other Unsecured Bond Covenants. The October 2024 Bonds (and the March 2025 Bond Tap Issue) provide that we may declare or pay dividends to shareholders provided the Company maintains a minimum liquidity of $45 million unless an event of default has occurred and is continuing. The Bond Agreement (and the March 2025 Bond Tap Issue Addendum thereto) related to the 2024 Bonds (the “2024 Bond Agreement”) also limits us and our subsidiaries from, among other things, entering into mergers and de-mergers, engaging in transactions with affiliates, or incurring any additional liens that could have a material adverse effect. In addition, the 2024 Bond Agreement includes customary events of default, including those relating to a failure to pay principal or interest, a breach of covenant, false representation or warranty, a cross-default to other indebtedness, the occurrence of a material adverse effect, or our insolvency or dissolution.

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

The following table shows the calculation of both the basic and diluted number of weighted average outstanding shares for the years ended December 31, 2023, 2024 and 2025:

	December 31, 2023	December 31, 2024	December 31, 2025
	(in thousands, except share data)
Basic and diluted income attributable to stockholders of Navigator Holdings Ltd.	$82,255	$85,571	$100,122
Basic weighted average number of shares	74,096,284	71,149,671	67,333,263
Effect of dilutive potential share options	511,165	688,363	703,510
Diluted weighted average number of shares	74,607,449	71,838,034	68,036,773

Earnings per share attributable to stockholders of Navigator Holdings Ltd.:
Basic earnings per share	$1.11	$1.20	$1.49
Diluted earnings per share	$1.10	$1.19	$1.47

14. Share-Based Compensation

In 2013, the Company’s Board adopted the 2013 Restricted Stock Plan (the “2013 Plan”), which entitled officers, employees, consultants and directors of the Company to receive grants of restricted stock of the Company’s common stock or share options in the Company’s common stock. The Company’s Board adopted the 2023 Restricted Stock Plan (the “2023 Plan”) to replace the 2013 Plan which ended in 2023. The 2013 and 2023 Plans are administered by the Governance, People and Compensation Committee with certain decisions subject to the approval of our Board. The maximum aggregate number of common shares that may be delivered pursuant to options or restricted stock awards granted under the 2013 and 2023 Plans are 3,000,000 shares of common stock per plan. A holder of restricted stock, awarded under either the 2013 or the 2023 Plan, shall have the same voting and dividend rights as the Company’s other common stockholders.

Share Awards

On March 17, 2025, 11,932 shares which were granted in March 2022 with a grant price of $10.65 per share to officers and employees of the Company vested with a fair value of $167,167; on April 4, 2025,10,000 shares which were granted in April 2022 with a grant price of $12.17 per share to an officer and employee of the Company vested with a fair value of $109,200; and on April 11, 2025, 31,291 shares which were granted in April 2024 with a grant price of $15.03 per share to non-employee directors of the Company, vested with a fair value of $389,886; on July 9, 2025 2,146 shares which were granted on March 3, 2023, March 4, 2024 and March 11, 2025 vested with a fair value of $32,147. In total the 55,369 shares had a weighted average grant price of $13.52 per share and a total fair value of $666,253.

On March 11, 2025, under the Navigator Holdings Ltd. 2023 Long-Term Incentive Plan (the “2023 Plan”) the Company granted a total of 44,443 restricted shares, 30,523 of which were granted to non-employee directors and 13,920 of which were granted to the officers and employees of the Company. The weighted average value of the 44,443 shares granted was $13.74 per share. The restricted shares granted to the non-employee directors vest on the first anniversary of the grant date and the restricted shares granted to the officers and employees of the Company vest on the third anniversary of the grant date.

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

On March 17, 2024 under the Navigator Holdings Ltd. 2013 Long-Term Incentive Plan (the “2013 Plan”), 31,833 shares which were previously granted to non-employee directors under the 2013 Plan with a weighted average grant price of $12.45 per share, vested at a fair value of $487,045.

On April 11, 2024 an additional 10,000 shares which were previously granted to non-employee directors under the 2013 Plan with a weighted average grant price of $15.13 per share, vested at a fair value of $161,700.

On March 17, 2024, 10,111 shares which were granted in 2021 to officers and employees of the Company under the 2013 Plan, all of which had a weighted average grant price of $10.26, vested at a fair value of $154,698.

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

Restricted share grant activity for the year ended December 31, 2025, and 2024 was as follows:

	Number of non-vested restricted shares	Weighted average grant date fair value	Weighted average remaining contractual term (years)
Balance as of January 1, 2024	85,378	$11.44	0.81
Granted	54,851	15.05
Vested	(61,944)	11.88
Balance as of December 31, 2024	78,285	13.62	0.75
Granted	44,443	13.74
Vested	(55,369)	13.52
Balance as of December 31, 2025	67,359	$13.78	0.80

We account for forfeitures as they occur. Using the graded straight-line method of expensing the restricted stock grants, the weighted average estimated value of the shares calculated at the date of grant is recognized as compensation cost in the statements of operations over the period to the vesting date.

During the year ended December 31, 2025, the Company recognized $663,262 in share-based compensation costs relating to share grants (December 31, 2024: $640,249 and December 31, 2023: $819,919). As of December 31, 2025, there was a total of $316,170 unrecognized compensation costs relating to the expected future vesting of share-based awards (December 31, 2024: $359,191) which are expected to be recognized over a weighted average period of 1.06 years (December 31, 2024: 0.75 years).
Share options

Share options issued under the 2013 Plan and 2023 Plans are not exercisable until the third anniversary of the grant date and can be exercised up to the tenth anniversary of the grant date. The fair value of each option is calculated on the date of the grant based on the Black-Scholes valuation model. Expected volatility is based on the historic volatility of the Company’s stock price. The expected term of the options granted is anticipated to occur in the range between 4 and 6.5 years.

The movements in the existing share options during the years ended December 31, 2025, and December 31, 2024 were as follows:

	Number of options outstanding	Weighted average exercise price per share	Aggregate intrinsic value[2]
Balance as of January 1, 2024	547,393	$18.25	$—
Issuance during the year	339,592	17.94	—
Expired during the year	(153,538)	24.22	—
Balance as of December 31, 2024	733,447	16.86	—
Expired during the year	(121,443)	17.80	—
Balance as of December 31, 2025	612,004	$16.67	$571,510

There were 612,004 options exercisable as of December 31, 2025. (733,447 as of December 31, 2024). The weighted average exercise price of the share options exercisable as of December 31, 2025 was $16.67 (December 31, 2024; $16.86).

The weighted average remaining contractual term of options outstanding as of December 31, 2025 was 3.05 years (December 31, 2024: 4.05 years)
During the year ended December 31, 2025, the Company recognized $680,413 in share-based compensation costs relating to options granted under the 2013 Plan and the 2023 Plan (December 31, 2024: a charge of $405,727 relating to options granted under the 2013 and 2023 Plan). As of December 31, 2025 there was $523,043 of total unrecognized compensation costs relating to non-vested options under the 2013 and the 2023 Plan (December 31, 2024: $1,203,456).

As of December 31, 2025, there were no share options that had vested but had not been exercised. (December 31, 2024: 121,443 share options that had vested but had not been exercised with a weighted average exercise price of $17.80).

No options were issued during the year ending December 31, 2025. The significant assumptions used to estimate the fair value of share-based compensation awards relating to share options granted during the year ended December 31, 2024 were:

Expected term of share options; The expected life has been calculated as 4.5 years which is taken as the average of the vesting term length (3 years) and the original contractual length (6 years).

Expected volatility; a historical volatility figure of nil for the year ended December 31, 2025 compared to 27.0% for the year ended December 31, 2024 which figure is based on the historical share price data for the one year to the Grant Date.

Expected dividends; A dividend yield of nil for the year ended December 31, 2025 compared to 1.31%% for the year ended December 31, 2024 based on the annual dividend paid under the Company's Capital Return Policy.

Risk-free rate; a risk-free rate of nil for the year ended December 31, 2025 compared to 4.61% for the year ended December 31, 2024 which is the three-year U.S. Treasury Yield as at the grant dates.
Restricted Stock Units

On March 11, 2025, under the 2023 Plan the Company granted a total of 82,066 Restricted Stock Units ("RSUs") to the officers and employees of the Company. The RSUs granted to officers and employees of the Company vest on the third anniversary of the grant date based on an average of the Company's Return on Capital Employed over a given period or periods.

During the year ended December 31, 2025, the Company recognized $302,453 in share-based compensation costs relating to RSUs granted under the 2023 Plan (December 31, 2024: $nil). As of December 31, 2025 there was $822,672 of total unrecognized compensation costs relating to non-vested RSUs under the 2023 Plan (December 31, 2024: $nil).

Save as you Earn Share Scheme

The Company has employee stock purchase plans in place which are savings-related share schemes where certain employees have the option to buy common stock at a 15% discount to the share price at the grant dates of July 17, 2023, August 30, 2024, and June 25, 2025. During the year ended December 31, 2025 the Company issued 16,825 of the Company's shares related to the employee stock purchase plans (December 31, 2024; 14,568). Using the Black-Scholes valuation model, the Company recognized compensation costs of $37,273 relating to employee stock purchase plans for the year ended December 31, 2025 (December 31, 2024: $44,811).

15. Commitments and Contingencies
2 The aggregate intrinsic value of the Company's stock options is calculated as the difference between the exercise price of the stock options, and the fair value of the Company’s common stock for options that had exercise prices lower than the fair value of the Company’s share price.

The contractual obligations schedule set forth below summarizes our contractual obligations as of December 31, 2025:

	2026	2027	2028	2029	Thereafter	Total

Secured term loan facilities and revolving credit facilities	$170,164	$120,538	$160,131	$125,634	$191,418	$767,885
2024 Bonds	—	—	—	140,000	—	140,000
Vessels under construction (1)	62,340	249,300	164,550	—	—	476,190
Office operating leases (2)	1,273	1,495	139	25	—	2,932
Total contractual obligations	$233,777	$371,333	$324,820	$265,659	$191,418	$1,387,007

1.The Company has entered into four contracts to build Four NewBuild Vessels with Jiangnan Shipyard (Group) Co., Limited. and China Shipbuilding Trading Co., Limited., in China. The Four NewBuild Vessels are under construction and are scheduled to be delivered to the Company in March 2027, July 2027 November 2027, and January 2028 respectively, at an average shipyard price of $102.9 million per vessel.

The Company announced that the Amon Joint Venture intends to acquire the Two Ammonia Newbuild Vessels. The Amon Joint Venture has entered into contracts with Nantong CIMC Sinopacific Offshore & Engineering Co., Limited. to build the Two Ammonia Newbuild Vessels, with deliveries scheduled to take place in June and October 2028 respectively, at an average yard price of $87 million per vessel.

2.The Company occupies office space in London with a lease that commenced in January 2022 for a period of 10 years with a break option in February 2027 (the "Break Option"), which is the fifth anniversary of the lease commencement date. It is a requirement under lease that the Break Option be declared 12 months in advance, and in January 2026 the Company agreed not to declare the Break Option in return for the removal of an upward-only rent review clause in the lease in relation to the second five-year period of the lease. The gross rent (excluding services charges and business rates) per year for our office lease is approximately $1.2 million.
The Company occupies office space in Copenhagen with a lease that expired in December 2025. The Company will continue to occupy the office space on a 6-month rolling basis until a new lease is entered into. The monthly lease payments are dependent on foreign exchange rates and the gross rent per month payable in Danish Kroner is approximately $15,000.
The lease term for our office in Gdynia, Poland which commenced in April 2024 is for a period of 5 years to March 30, 2029. The lease payments are dependent on foreign exchange rates and the gross rent per year payable in Euros is approximately $0.1 million.
The Company entered into a new 43-month lease for office space in Houston that commenced on April 1, 2025. The annual gross rent under the lease payable in U.S. Dollars is approximately $41,000.

The lease term for our office in Manila, Philippines commenced in July 2025 and expires in June 2028. The gross rent per year for our office lease is approximately $0.1 million.

16. Operating Lease Liabilities

Under ASU 2016-02 we have recognized Right of Use (“ROU”) assets and liabilities on our balance sheet for our operating leases relating to long-term commitments for our offices in London, Gdynia, Manila and Houston. Lease liabilities and ROU assets for operating leases are initially measured at the present value of the lease payments not yet paid, discounted using the discount rate for the lease determined at the later of the date of initial application or the lease commencement date. As a lessee, the Company has elected not to separate lease and non-lease components pertaining to operating lease payments. The discount rate used is the Company’s incremental borrowing rate, defined as the rate of interest that the Company as lessee could have to pay to borrow, on a collateralized basis over a similar term, an amount equal to the lease payments in a similar economic environment. Consequently, operating lease liabilities of $2.8 million, based on the present value of the remaining minimum rental payments; and ROU assets of $1.3 million have been recognized on the Company’s consolidated balance sheet as of December 31, 2025 (December 31, 2024: operating lease liabilities of $3.8 million and ROU assets of $2.1 million) with accretion of the liabilities and amortization of the ROU assets over the remaining length of the lease terms.

The lease for our office in Poland is subject to annual indexation each January according to the Eurozone All Items Monetary Union Index of Consumer Prices (“MUICP”) index as quoted for the previous year. The lease payments relating to the Poland office lease are not remeasured at the beginning of each year, however the effect of future increases in MUICP are recognized as part of lease-related costs in each year and classified as variable lease costs. For the year ended December 31, 2025, total operating lease costs were $1.2 million (December 31, 2024: $1.2 million), which include immaterial variable lease costs, and are presented in general and administrative costs within the consolidated statements of operations and in cash flows from operating activities within the consolidated statements of cash flows.

The liabilities described below are for the Company’s offices in London, Gdynia, Houston, Manila and Copenhagen which are denominated in various currencies. At December 31, 2025, the weighted average discount rate across the five leases was 3.54% (December 31, 2024: 3.32%).

At December 31, 2025, based on the remaining lease liabilities, the weighted average remaining operating lease term was 1.37 years (December 31, 2024: 3.12 years). Please read "Note 15. Commitments and Contingencies" to our consolidated financial statements.

A maturity analysis of the undiscounted cash flows of the Company’s operating lease liabilities as at December 31, 2024 and 2025 is presented in the following table:

	December 31, 2024	December 31, 2025
	(in thousands)
One year	$1,314	$1,273
Between one and two years	1,138	1,495
Between two and three years	1,342	139
Between three and four years	92	25
Between four and five years	23	—
Total undiscounted operating lease commitments	3,909	2,932
Less: Discount adjustment	(155)	(93)
Total operating lease liabilities	3,754	2,839
Less: current portion	(1,180)	(1,203)
Total operating lease liabilities, non-current portion	$2,574	$1,636

17. Concentration of Credit Risks

Customers

The Company’s vessels are chartered under either a time charter contract, a voyage charter contract, or a contract of affreightment. Under a time charter contract, no security is provided for the payment of charter hire however, payment is typically required monthly in advance. Under a voyage charter contract or a contract of affreightment, it may be possible to place a lien on the vessel's cargo to secure the payment of the accounts receivable, subject to the prevailing charter party contract.

The Company derives a significant portion of its revenues from a limited number of customers. During 2025, one of our charterers contributed approximately 9% or $46.4 million of our operating revenues. Whereas our top three charterers contributed between 6.7% and 8.6% each, and in aggregate 23% or approximately $125.1 million of our operating revenues for the year ended December 31, 2025.

During 2024, one of our charterers contributed approximately 12.1% or $63.3 million of our total operating revenues. Whereas our top three charterers contributed between 7.8% and 12.1% each, and in aggregate 29.9% or approximately $153.0 million of our operating revenues for the year ended December 31, 2024. During 2023, one of our charterers contributed approximately 10.1% or $49.7 million. Whereas our top three charterers contributed between 7.0% and 10.0% each, and in aggregate 25.0% or approximately $122.6 million for the year ended December 31, 2023.

Geographic

The Company derives a significant portion of its revenues from activities in a limited number of countries. During 2025, revenue generated from activities in the United States, our primary contributor, was approximately 49.7% or $267.2 million of our operating revenues, and revenue generated from activities in Canada, our second largest contributor, was approximately 9.7% or $52.4 million of our operating revenues.

During 2024, revenue generated from activities in the United States, our primary contributor, was approximately 51.0% or $261.0 million of our operating revenues, and revenue generated from activities in Canada, our second largest contributor, was approximately 8.3% or $42.5 million of our operating revenues. During 2023 revenue generated from activities in the United States, our primary contributor, was approximately 55.3% or $272.8 million of our total operating revenues, and revenue generated from activities in Canada, our second largest contributor, was approximately 9.3% or $45.9 million of our total operating revenues.

Other

As of December 31, 2025, and December 31, 2024, all of the Company’s cash, cash equivalents, restricted cash, and short-term investments were held by large financial institutions that were rated stable or above by internationally recognized rating agencies.

18. Income Taxes

Navigator Holdings Ltd. and its vessel owning subsidiaries are incorporated in the Marshall Islands and are not subject to tax on income or capital gains in the Marshall Islands and no Marshall Islands withholding tax will be imposed on dividends paid by the Company to its non-citizen and non-resident shareholders. However, a number of the Company’s subsidiaries in the U.S., U.K., Poland, Denmark and Singapore are subject to local taxes.

	Year Ended December 31, 2023		Year Ended December 31, 2024		Year Ended December 31, 2025
	(in thousands)		(in thousands)		(in thousands)
Net Income before income taxes and share of results of equity method investments	$70,590		$81,551		$110,324
Statutory tax effect	—	—%	—	—%	—	—%
Foreign Tax Effect
Indonesia
Effect of not indefinitely reinvesting profits	—	—%	—	—%	9,490	8.6%
Other foreign jurisdictions	4,325	6.1%	4,365	5.4%	2,997	2.7%
Total tax charge	$4,325	6.1%	$4,365	5.4%	$12,487	11.3%

	Year Ended December 31, 2023	Year Ended December 31, 2024	Year Ended December 31, 2025
Income before taxes and share of result of equity method investments	$70,590	$81,551	$110,324
Domestic	—	—	—
Foreign Subsidiaries	70,590	81,551	110,324
Income before taxes and share of result of equity method investments	70,590	81,551	110,324

Provision for Income Taxes:
Current tax
Foreign, including withholding taxes	1,951	1904	2,316
Deferred tax
Domestic	—	—	—
Foreign, including withholding taxes	2,374	2461	10,171
Income taxes	$4,325	$4,365	$12,487

Income tax paid
Total tax paid during the year*	1,802	1,935	2,094

*All taxes paid during the periods were made in foreign jurisdictions and no individual jurisdiction had a material payments.

The total of all deferred tax liabilities on our balance sheet as of December 31, 2025 is $19.6 million (December 31, 2024: $9.5 million).

The deferred tax net asset of $19.3 million includes $19.2 million related to tax losses in the U.S. losses associated with our Export Terminal Joint Venture which can be utilized against 80% of our future profits in any one year from our terminal operations. The U.S. tax losses can be carried forward indefinitely.

Following the natural cessation of the PTNK business in Indonesia on expiry of the last remaining time charter contract on February 15, 2025, at December 31, 2025, the Company concluded that the remaining assets and undistributed earnings of PTNK will not be indefinitely reinvested. On October 1, 2025, and on January 6, 2026, Navigator Aries and Navigator Pluto respectively were sold to entities under common control of the Company in order to continue operating within the group's ordinary fleet, and the Company similarly intends to sell Navigator Global to an entity under common control of the Company at a suitable future time. Additionally the Company no longer asserts indefinite reinvestment of earnings in PTNK and recovery of the investment in PTNK is expected to occur through taxable transactions which required the Company to recognize an associated deferred tax liability at December 31, 2025. In respect of the above, the Company has recorded a deferred tax provision of $9.5 million as at December 31, 2025 (December 31, 2024: $nil).

The tax effects of temporary differences that give rise to deferred tax assets and deferred tax liabilities are as follows:

	December 31, 2024	December 31, 2025
	(in thousands)
Deferred tax asset
Net operating losses carry forwards	$22,234	$19,239
Other temporary differences	54	36
Total deferred tax assets	22,288	19,275
Less valuation allowance	—	—
Deferred tax asset, net of valuation allowance	22,288	19,275
Deferred tax liabilities
Investment in joint venture	31,709	29,323
Other temporary differences	56	9,600
Total deferred tax liabilities	31,765	38,923
Net deferred tax liability	$(9,477)	$(19,648)

The net deferred tax liability relates to deferred tax assets and liabilities in different jurisdictions. Certain subsidiaries operates in various foreign jurisdictions and are subject to examination by local tax authorities. The Company’s income tax returns for 2025 remain subject to examination by tax authorities. As of December 31, 2025, the Company is not aware of any material assessments that would require significant adjustment to the financial statements.

19. Government Grant

On July 17, 2025, the Company announced that it had entered into a joint venture agreement with Amon Gas. The Amon Joint Venture intends to acquire two newbuild 51,530 cubic-meter capacity ammonia-fueled, ice-class, liquefied ammonia carriers, which will also be capable of carrying liquefied petroleum gas. On December 31, 2025, the Company owned 61% of the Amon Joint Venture, and Amon Gas owned 39%. Under the terms and conditions of the investment, the Company expects to own 79.5% of the Amon Joint Venture and Amon Gas expects to own 20.5% when the vessels are delivered in 2028.

Each of the Two Ammonia Newbuild Vessels has been awarded a NOK 90 million (approx. $9 million) investment grant from the Norwegian government agency Enova (the "Enova Grant"), a Norwegian state enterprise owned by the Ministry of Climate and Environment and funded through Norway’s Climate and Energy Fund. Enova’s mandate is to support projects that contribute to Norway’s climate commitments and the transition to a low-emission society.

The Enova Grant is to be drawn down in accordance with the agreed terms over the course of the vessels' construction period and provides funding of up to 69% of approved project costs, subject to the maximum award of NOK 90 million per vessel. Grant proceeds are disbursed following submission and approval of payment requests, with 20% of the total grant amount retained until submission and approval of the final project report by Enova.
The Enova Grant is conditional upon the Two Ammonia Newbuild Vessels meeting specified technical and environmental performance requirements, including full zero-emission operability and documentation that at least 25% of supplied energy is derived from non-CO₂-emitting fuels. Failure to meet these requirements may result in partial or full repayment of grant funding. In addition, the Company is required to report operational and performance data related to the vessels for a period of up to ten years following approval of the final project report.

The Company accounts for the Enova Grant as government grants related to assets with analogy to IAS 20, Accounting for Government Grants and Disclosure of Government Assistance. Grant proceeds received are recognized as deferred income within the consolidated balance sheet and will be recognized in profit or loss on a systematic basis over the useful lives of the related vessels once the vessels are delivered in 2028. Related cash inflows are classified within investing activities in the consolidated statements of cash flows.

As of December 31, 2025, the Company had received Enova Grant payments totaling $9.7 million, representing approximately 55% of the amount awarded and recorded the amount outstanding of $8.3 million as a non current receivable.

20. Cash, Cash Equivalents and Restricted Cash

The following table shows the breakdown of cash, cash equivalents and restricted cash as of December 31, 2025 and 2024:

	December 31, 2024	December 31, 2025
	(in thousands)
Cash, Cash Equivalents and Restricted Cash
Cash and cash equivalents	$130,455	$154,674
Cash and cash equivalents held by VIE	366	276
Restricted cash	8,976	49,921
Total cash, cash equivalents and restricted cash	$139,797	$204,871

Amounts included in restricted cash represent cash held in blocked deposit accounts as required in accordance with the terms of certain of the Company's secured term loans with banking institutions, and cash held by PT Navigator Khatulistiwa, the Company’s Indonesian joint venture. As of December 31, 2025, $49.9 million was classified as restricted (December 31, 2024: $9.0 million).

21. Related Party Transactions

The following table summarizes our transactions with related parties for the years ended December 31, 2023, 2024 and 2025:

	Year ended December 31, 2023	Year ended December 31, 2024	Year ended December 31, 2025
	(in thousands)
Net income / (expenses)
Unigas Pool	$—	$—	$(634)
Luna Pool Agency Limited	(42)	(56)	39
Ocean Yield Malta Limited	(3,221)	(1,719)	—
Ultranav Business Support ApS*	(100)	(72)	(90)
Naviera Ultranav Limitada	(13)	—	—
Total	$(3,376)	$(1,847)	$(685)
The following table sets out the balances due from related parties as at December 31, 2024 and 2025:

	December 31, 2024	December 31, 2025
	(in thousands)
Due from Related Parties
Luna Pool Agency Limited	$8,055	$1,532
Unigas Pool	5,742	5,010
Total	$13,797	$6,542

*On August 4, 2021, in connection with the Company’s acquisition of the fleet and businesses of Othello Shipping Company S.A. and Ultragas ApS from Naviera Ultranav Limitada, the Company entered into a Transitional Services Agreement (“TSA”) with Ultranav Business Support ApS (“UBS”) to provide certain back office services. The Company pays UBS a monthly fee for the services provided. The TSA agreement with UBS can be terminated by the Company by giving six-months notice.

22. Stockholders’ Equity

As of December 31, 2025, the Company’s authorized share capital consisted of 400,000,000 shares of common stock and 40,000,000 shares of preferred stock, each at par value of $0.01 per share. There were 65,250,444 shares of common stock issued and outstanding and no shares of preferred stock issued and outstanding at December 31, 2025 (December 31, 2024: 69,397,648 shares of common stock issued and outstanding and no shares of preferred stock issued and outstanding). Each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of shareholders. Subject to preferences that may be applicable to any outstanding preferred stock, holders of common stock are entitled to receive ratably all dividends, if any, declared by our board of directors out of funds legally available for dividends. Agreements governing our indebtedness may impose restrictions on us, including, among other things, limiting our ability to pay dividends out of operating revenues generated by the vessels securing such indebtedness, redeem any shares or make any other payment to our equity holders.

Holders of common stock do not have conversion, redemption or preemptive rights to subscribe to any of our securities. The rights, preferences and privileges of holders of common stock are subject to the rights of the holders of any preferred stock which we may issue in the future.

23. Subsequent Events

Conflict in the Middle East

The Company is closely monitoring the evolving geopolitical situation in the Middle East. As of March 12, 2026, the Company does not have any vessels operating in, or transiting through the area and the Company to date has not experienced any significant operational or financial impact. The Company will continue to monitor the situation and will take appropriate measures to protect the safety of our crew and assets.

Capital Return Policy

On March 11, 2026, the Company's Board of Directors declared a cash dividend of $0.07 per share of the Company’s common stock for the quarter ended December 31, 2025, under the Company's Capital Return Policy, payable on March 31, 2026, to all shareholders of record as of the close of business U.S Eastern time on March 23, 2026 (the "Dividend"). The aggregate amount of the Dividend is expected to be approximately $4.6 million, which the Company anticipates will be funded from cash on hand.

Also as part of the Company's Capital Return Policy for the quarter ended December 31, 2025, the Company expects to repurchase approximately $1.0 million of common stock between March 13, 2026, and March 31, 2026, subject to operating needs, market conditions, legal requirements, stock price and other circumstances, such that the Dividend and share repurchases together equal 30% of net income for the quarter ended December 31, 2025.

Financing

On March 2, 2026, the Company entered into a $133.8 million senior secured pre- and post-delivery term loan (the “March 2026 Senior Secured Term Loan”) with ABN AMRO Bank N.V., Credit Agricole Corporate & Investment Bank and, Nordea Bank Abp, filial i Norge to partially finance the construction of Navigator Parsec and Navigator Pleione, and has and will use cash on hand to pay the remainder of the construction costs. The March 2026 Senior Secured Term Loan matures five years after delivery of the second vessel, however the borrower has the option to extend the facility for a further 12 months. The facility is non-amortizing for the pre-delivery tranche and then amortizes for the post-delivery tranche, with a balloon repayment of $100.3 million on the five-year maturity date (if the 12-month extension is not taken). The facility bears interest at a rate of Term SOFR plus 150 basis points.

Vessel Sales

On December 28, 2025, Happy Falcon, a 2002-built 3,770 cbm semi-refrigerated small gas carrier was redelivered from the Unigas Pool which decreased the number of our vessels operating in the Unigas Pool from nine to eight. The Happy Falcon was held for sale atDecember 31, 2025, and was subsequently sold to an independent third party on January 28, 2026, for net proceeds of $4.0 million generating a profit on sale of approximately $1.8 million.

The Navigator Saturn, a 2000-built 22,085 cbm ethylene-capable semi-refrigerated handysize gas carrier was held for sale at December 31, 2025, and was subsequently sold to an independent third party on January 28, 2026 for net proceeds of $15.9 million generating a profit on sale of approximately $10.3 million.

On January 6, 2026, following the natural cessation of the Company's PT Navigator Khatulistiwa (“PTNK”) business in Indonesia in February 2025, Navigator Pluto was sold back to an entity under common control of the Company in order to continue operating within the group's ordinary fleet.

Legal Update

In February 2025, as part of an investigation into allegations of corruption, Muhamad Kerry Adrianto and certain other business partners and executives of PT Pertamina (Persero), Indonesia's state-owned energy company (“Pertamina”), were arrested by Indonesian authorities. The allegations relate to the mismanagement of crude oil and oil refinery products at Pertamina between 2018 and 2023. The legal proceedings linked with the investigation by local authorities relating to nine individuals concluded in February 2026, with all nine defendants being found guilty. Mr. Adrianto was given a custodial sentence of 15 years, a fine of around $60,000 and an order to pay compensation of approximately $173 million. On March 5, 2026, Mr. Adrianto lodged an appeal to his sentence with the High Court in Indonesia and we continue to monitor developments. Mr Adrianto served as a director of PTNK, our Indonesian joint venture, until September 2025 when he was replaced as a director of PTNK.

We continue to believe that the events surrounding Mr. Adrianto will not have a material impact on the Company or our operations.